Form 20-F
period 2002-06-30
PRANA BIOTECHNOLOGY LTD
filed 2003-01-10
CIK 1131343

SECURITIES AND EXCHANGE COMMISSION Washington D.C. 20549

FORM 20-F

|_|	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
or
|X|	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
or
|_|	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 000-49843

PRANA BIOTECHNOLOGY LIMITED
(Exact name of Registrant as specified in its charter and translation of Registrant’s Name into English)

Australia
(Jurisdiction of incorporation or organization)

Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class None	Name of Each Exchange on Which Registered None

Securities registered or to be registered pursuant to Section 12(g) of the Act: American Depositary Shares, each representing one Ordinary Share

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2002 58,612,750 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 |X| Item 18 |_|

i

	E.	Taxation	61
	F.	Dividend and Paying Agents	65
	G.	Statement by Experts	65
	H.	Documents on Display	65
	I.	Subsidiary Information	66
Item 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS		66
Item 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		66
PART II			67
Item 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		67
Item 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS		67
Item 15.	CONTROLS AND PROCEDURES		67
Item 16.	RESERVED		67
PART III			68
Item 17.	FINANCIAL STATEMENTS		68
Item 18.	FINANCIAL STATEMENTS		68
Item 19.	EXHIBITS		68
S I G N A T U R E S			75

ii

The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 - “Information on the Company” and Item 5 - “Operating and Financial Review and Prospects.” In addition, statements that use the terms “believe,” “expect,” “plan,” “may”, “intend,” “estimate,” “anticipate,” and similar expressions are intended to identify forward-looking statements. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED FINANCIAL DATA

The following table presents our selected financial data as of the dates and for each of the periods indicated. You should read the selected financial data set forth below together with Item 5. - “Operating and Financial Review and Prospects” as well as our financial statements and notes thereto appearing elsewhere in this annual report.

The selected financial data as of June 30, 2002 and 2001 and for each of the three years in the period ended June 30, 2002 have been derived from our audited financial statements and notes thereto included elsewhere in this annual report. The selected financial data as of June 30, 2000, 1999 and 1998, for the year ended June 30, 1999 and for the period from inception November 11, 1997) to June 30, 1998 have been derived from our audited financial statements and notes thereto which are not included in this annual report.

We prepare our financial statements in accordance with accounting principles generally accepted in Australia, or A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Please refer to Note 26 to the financial statements for a description of the principal differences between A-

1

GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the periods and as of the dates therein indicated.

Statements of Financial Performance Data:
	Years Ended June 30,
	2002	2001	2000	1999	1998 (1)
	(in A$, except per share and share data)
A—GAAP:
Revenue from ordinary activities	793,970	516,182	78,758	—	—
Depreciation and amortization expense	(1,160,595)	(1,140,658)	(654,977)	—	—
Research and development expense	(2,479,945)	(2,362,917)	(421,933)	—	—
Consulting fee expense	(604,873)	(306,530)	(179,998)	—	—
Legal fee expense	(823,201)	(252,675)	(13,082)	—	—
Employee benefits expense	(378,853)	(122,199)	—	—	—
Corporate compliance expense	(339,383)	(196,629)	(75,999)	—	—
Other expenses from ordinary activities	(455,587)	(273,553)	(59,057)	(80,000)	(690)
Net loss	(5,448,467)	(4,138,979)	(1,326,288)	(80,000)	(690)
Loss per share – basic and diluted (2)	(0.10)	(0.08)	(0.04)	(0.02)	(0.00)
Weighted average number of ordinary shares outstanding — basic and diluted	57,623,389	53,090,491	37,342,158	34,499,040	34,499,040

U.S . GAAP(3):
Net loss	(4,728,019)	(3,048,784)	(3,798,792)	—	—
Loss per share — basic and diluted (2)	(0.08)	(0.06)	(0.11)	—	—
Weighted average number of ordinary shares outstanding — basic and diluted	57,623,389	53,090,491	37,342,158	—	—

(1)	The 1998 fiscal year includes the period from inception (November 11, 1997) to June 30, 1998.
(2)	Per share amounts have been restated to reflect the share splits during the year ended June 30, 2000. See Item 10B - “Memorandum and Articles of Association” and Note 11(b) to our financial statements.
(3)	The selected financial data as of and for the year ended June 30, 1999 and as of June 30, 1998 and for the period from inception (November 11, 1997) to June 30, 1998 is not required to be reconciled to U.S. GAAP.

Statements of Financial Position Data:

	June 30,
	2002	2001	2000	1999	1998
	(in A$ )
A—GAAP:
Cash assets	3,585,014	6,854,873	4,469,589	20	20
Working capital	2,840,984	6,454,969	4,684,284	79,980	20
Total assets	17,581,319	22,287,460	20,876,444	1,836,945	199,285
Contributed equity	13,001,486	12,276,892	7,474,343	20	20
Accumulated deficit during development stage	(10,994,424)	(5,545,957)	(1,406,978)	(80,690)	(690)
Total equity	16,668,986	21,392,877	20,729,307	(80,670)	(670)

U.S. GAAP(3):
Total assets	7,231,703	10,298,744	7,494,213	—	—
Accumulated deficit during development stage	(11,656,285)	(6,928,266)	(3,879,482)	—	—
Total equity	6,715,803	9,404,161	7,347,076	—	—

Our company, Prana Biotechnology Limited, or Prana, publishes its financial statements in Australian dollars. In this annual report, references to “U.S. dollars or “U.S.$” or “$” are to the currency of the United States of America (“U.S.”) and references to “Australian dollars” or “A$” are to the currency of Australia.

The following tables set forth for the periods and dates indicated certain information concerning the rates of exchange of A$1.00 into the U.S.$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Month	High	Low
June 2002	0.5748	0.5583
July 2002	0.5676	0.5644
August2002	0.5538	0.5279
September 2002	0.5525	0.543
October 2002	0.5592	0.5432
November 2002	0.5668	0.555

The noon buying rate on November 30, 2002 was U.S.$0.5609 = A$1.00

Year Ended June 30,	At Period End	Average Rate	High	Low

1998	0.6208	0.6805	0.7550	0.5867
1999	0.6650	0.6246	0.6745	0.6123
2000	0.5971	0.6237	0.6560	0.5708
2001	0.5100	0.5320	0.5996	0.4828
2002	0.5614	0.5682	0.5747	0.4858

B. CAPITALIZATION AND INDEBTEDNESS

Not applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

D. RISK FACTORS

Investing in our American depositary shares involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our depositary shares. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the daily price of our depositary shares could decline, and you could lose all or part of your investment.

Risks Related To Our Business

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain.

We are a development stage company at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We have not sufficiently advanced the development of our lead product candidate, PBT-1, to market or generate revenues from its commercial application. PBT-1 is the code name for clioquinol, an antibiotic drug that was previously used to treat other illnesses until its withdrawal in the 1970’s. In the 1960’s clioquinol (Iodochlorohyroxyquinoline) was used in the treatment of intestinal amebiasis in doses of 250mg three to four times daily for up to 10 days. It was also used for the prevention and treatment of traveler’s diarrhea. Overuse of clioquinol, particularly in Japan was associated with the development of subacute myelo-optic neuropathy. Symptoms included numbness in legs, progressing to paralysis in a small number of patients, loss of visual acuity sometimes leading to blindness, sensory disturbances and a characteristic green pigmentation of the tongue, feces and urine. Most patients improved when clioquinol was withdrawn, however some had residual disablement. It was also suggested that the incidence in Japan was caused by concomitant viral infection, dietary or genetic susceptibility. Clioquinol may rarely cause iodism in sensitive patients. Clioquinol for oral use was withdrawn from the market in early 1970’s, but it continues to be available in some countries for topical use for treatment of skin infections.

PBT-1 acts as metal chelator that prevents the formation of hydrogen peroxide and therefore free radical formation by removal of excess copper and dissolving plaques by removing the metals from existing plaques. In the early 1990’s Professor Ashley Bush, now a member of our Scientific Advisory Board observed the A Beta protein (the primary constituent of plaque) binds to zinc and copper in the brains of Alzheimer’s patients that contained three to four times as much zinc, copper and iron as normal, and that the metals were largely concentrated in the plaque. Prana is developing new chemical entities through rational drug design techniques which may result in the formation of new compounds that provide more effective therapies than PBT-1. PBT-1 and any future pharmaceutical product candidates will require significant additional investment in research and development, pre-clinical testing and clinical trials, regulatory and sales and marketing activities, and regulatory approval prior to any commercial sales. We cannot make any assurances that PBT-1 or any other product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

There is a high risk that we may not be able to complete the development of PBT-1 or develop other pharmaceutical products.

We cannot make any assurances that we will be able to develop PBT-1 or any future pharmaceutical product candidates adequately to attract a suitable collaborative partner, or that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payors. We cannot predict if or when PBT-1 or any of our other pharmaceutical products under development will be commercialized.

The results of clinical trials of PBT-1 are uncertain and we will not be able to commercialize PBT-1 or any of our other product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Conducting pre-clinical testing and clinical studies is an expensive, protracted and time-consuming process. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We have completed initial phase II human clinical trials of PBT-1 at our sponsored facilities at the Royal Melbourne Hospital and the Mental Health Research Institute, both based in Melbourne. We have utilized the services of Kendle Pty Ltd, or Kendle, the Australian subsidiary of the U.S. based clinical development organization Kendle International, to assist us in coordinating, planning, managing and monitoring these trials and with planning and advice in relation to the structure and commencement of additional clinical trials. Under the terms of our strategic alliance agreement with Kendle, they are paid a daily fee of A$1,200 for such services. We cannot make any assurances that we will be able to commence additional clinical trials of PBT-1 as planned, or at all, or to demonstrate the safety and efficacy or superiority of PBT-1 over existing therapies, or other therapies under development, or enter into any collaborative arrangement to commercialize PBT-1 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:
•	Government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;
•	Slower than expected patient recruitment;
•	Our inability to manufacture sufficient quantities of PBT-1 or our other product candidates;
•	Unforeseen safety issues; and

•	Lack of efficacy or unacceptable toxicity during the clinical trials.

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of clinical trials. Moreover, we rely on third parties to assist us in managing and monitoring clinical trials. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

Product development costs to our collaborators and us will increase if we have delays in testing or approvals or if we need to perform more or larger clinical trials than planned. Significant delays could have a material adverse effect on the commercial prospects of our product candidates and our business, financial condition and results of operations.

We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PBT-1 for pre-clinical and clinical trials may negatively impact our business and operations.

We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT-1 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and phase II human clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

We may be required to enter into contracting arrangements with third parties to manufacture PBT-1 and our other product candidates for large-scale, later-stage clinical trials. We cannot make any assurances that we will be able to make the transition to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We will require substantial additional financing in the future to sufficiently fund our operations and research.

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of PBT-1 and our other product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents, potential financing and revenue resources will be adequate to satisfy the requirements of our current and planned operations for the foreseeable future. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during such period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:
•	The continued progress of our research and development programs;

•	The timing, scope, results and costs of pre-clinical studies and clinical trials;
•	The cost, timing and outcome of regulatory submissions and approvals;
•	Determinations as to the commercial potential of our product candidates;
•	Our ability to successfully expand our contract manufacturing services;
•	Our ability to establish and maintain collaborative arrangements;
•	The status and timing of competitive developments; and
•	Other factors.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not achieve or maintain profitability in the future.

We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional phase II human clinical trials of PBT-1. We reported a net loss of A$5,448,467, A$4,138,979 and A$1,326,288 during the fiscal years ended June 30, 2002, 2001 and 2000, respectively. As of June 30, 2002, our accumulated deficit was A$10,994,424. We cannot assure you that we will achieve or maintain profitability.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Our success will depend in large part on whether we can:
•	Obtain and maintain patents to protect our own products;
•	Obtain licenses to the patented technologies of third parties;

•	Operate without infringing on the proprietary rights of third parties; and
•	Protect our trade secrets and know-how.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. While we intend to seek patent protection for our therapeutic products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

Our products may infringe on the intellectual property rights of others, which could increase our costs and negatively affect our profitability.

Third parties may assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.

We are currently in litigation in the United States District Court for the District of Columbia concerning the inventorship of our lead compound, PBT-1. If we are not successful in this litigation, our future prospects may be materially impacted. In such a situation we may be required to license certain rights from P.N. Gerolymatos S.A., or be required to develop a molecule with similar metal binding characteristics that will act as an inhibitor in the oxidation process. We cannot provide any assurance that we will be able to obtain such a license, if required, or that we will be successful in developing such a molecule.

If we do not obtain the necessary governmental approvals we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, the production and marketing of our pharmaceutical product candidates derived therefrom will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutics Goods Administration, or TGA, and by the Food and Drug Administration, or FDA, in the United States, the Medicines Control Agency in the United Kingdom and the European Medicines Evaluation Authority. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the Medicines Control Agency in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key personnel, especially Professors Colin Masters and Ashley Bush. We have entered into consulting agreements with both of these individuals and have obtained key man life insurance policies in the amounts of A$1 million and A$2 million with respect to Professors Masters and Bush, respectively. The loss of their services or other key personnel, could negatively affect our business. Our success is highly dependent on the continued contributions of Professors Masters and Bush and our other scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Our dependence on their services has been mitigated to some extent because our company is now at the stage of developing therapeutic drugs which are based on the targets identified by these scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA and other regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with certain of our product candidates. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations.

We cannot make any assurances that our products will achieve market acceptance even if they are approved by the TGA and the FDA. The degree of market acceptance of our products will depend on a number of factors, including:
•	The receipt and timing of regulatory approvals for the uses that we are studying;
•	The establishment and demonstration to the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and
•	The pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

The failure to establish a sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. We cannot make any assurances that qualified personnel will be available in adequate numbers or at a reasonable cost, that additional financing will be available on acceptable terms, or at all, or that our sales staff will achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We cannot make any assurances that we will be able to enter into marketing arrangements with any marketing partner or that if such arrangements are established, our marketing partners will be able to commercialize our products successfully.

Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our business may suffer.

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products thereafter and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business.

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. Although we maintain A$10 million of no fault compensation insurance with respect to our clinical trial, an amount we believe to be sufficient under the circumstances, we cannot be certain that such coverage will adequately protect us in the event of a successful claim. No assurance can be given that we will be able to obtain product liability insurance in the event of the commercialization of a product or that it will be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Changes in government legislation and policy may adversely affect us.

While we do not anticipate in the near future any specific material changes in government legislation that may adversely affect us, any material changes in interest rate,

exchange rate, relevant taxation and other legal regimes and government policies may adversely affect us and the market price of our securities.

We are dependent upon a sole supplier of our key component and could incur significant costs if we are unable to promptly find a replacement.

Our lead compound, PBT-1 is manufactured by one manufacturer, the Institute of Drug Technology Limited, from whom we have sourced PBT-1 for two years. We have not had any prior manufacturer of PBT-1 cease its relationship with our company. Although we believe that PBT-1 can be obtained from other contract manufacturers since the active ingredient is available as pharmaceutical grade material from other sources, we cannot assure you that we will be able to promptly find a replacement manufacturer without incurring material additional costs.

Risks Relating to Our Location in Australia

It may be difficult to enforce a judgment in the United States against us and most of our officers and directors or to assert U.S. securities laws claims in Australia or serve process on most of our officers and directors.

We are incorporated in Australia. All of our executive officers and directors are nonresidents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

Risks Relating to Our Ordinary Shares

Our stock price may be volatile and the U.S. trading market for our American depositary shares is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. The market price for our ordinary shares has ranged from as low as A$0.32 to a high to A$2.60 during the last two years. The market price for our ordinary shares has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:
•	The results of pre-clinical testing and clinical trials by us and our competitors;
•	Developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;
•	Announcements of technological innovations or new commercial products by us and our competitors;
•	Determinations regarding our patent applications and those of others;

•	Publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;
•	Proposed governmental regulations and developments in Australia, the U.S. and elsewhere;
•	Litigation;
•	Economic and other external factors; and
•	Period-to-period fluctuations in our operating results.

In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies.

Holders of our ordinary shares or American Depositary Shares who are United States residents face adverse income tax consequences.

There is a risk that we will be classified as a passive foreign investment company, or PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ordinary shares or American Depositary Shares and would likely cause a reduction in the value of such shares. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, passive income includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our cash position, which may increase if a substantial portion of our outstanding options are exercised, there is a risk under the asset test described above that we will be declared a PFIC in the event the price of our ordinary shares declines substantially. If we were determined to be a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. Holders owning ordinary shares. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. However, because the determination of whether we are a PFIC is based upon the composition of our income and assets from time to time, this determination can not be made with certainty until the end of the calendar year.

United States residents should carefully read Item 10E. - “Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares or American Depositary Shares.

We do not intend to pay dividends.

We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORY AND DEVELOPMENT OF THE COMPANY

Our legal and commercial name is Prana Biotechnology Limited. We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 for an indefinite term and began limited operations shortly thereafter. Our registered office is located at Suite 2, 1233 High Street, Armadale, Victoria, 3143, Australia and our telephone number is 011-61-3-9824-8166. Our principal executive office is located at Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205, Australia and our telephone number is 011-61-3-9690-8537.

From our inception until our initial public offering registering our shares on the Australian Stock Exchange, or ASX, on March 28, 2000, we financed our operations with loans from two of our directors, totaling A$2,038,748. On March 28, 2000, we sold 16,000,000 of our ordinary shares and 8,000,000 options to purchase our ordinary shares in an initial public offering. We received net proceeds of A$7,473,363 from the sale of shares and exercise of options. On February 15, 2001 we completed a private placement of 6,666,666 ordinary shares to institutional investors at a price per share of A$0.75 and received net proceeds of A$4,745,599 from the private placement. As of September 30, 2002 we had A$2,409,561 in cash and cash equivalents and our working capital was A$1,450,197.

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We are developing therapies for a broad spectrum of age-related diseases initially focused on Alzheimer’s Disease. Other potential applications for our therapies include age-related cataracts, Creutzfeldt-Jakob Disease - the human variant of Mad Cow Disease, Motor Neuron Disease and Parkinson’s Disease. Our technology is the outcome of 15 years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our diseases targets and in particular the progress of our clinical trial for PBT-1, as a successful therapeutic for the treatment of Alzheimer’s Disease. We commenced our planned phase II human clinical trial for PBT-1 in August, 2000 at the Mental Health Research Institute and the Royal Melbourne Hospital. The trials were completed in January 2002 and in April 2002, Professor Colin Masters, Chairman of our Scientific Advisory Board, reported at the Seventh International Geneva/Springfield Symposium on Advances in Alzheimer Therapy in Geneva that the trials had achieved their targeted benchmarks and were encouraging as a proof of concept of our aAmyloid theory of Alzheimer’s Disease.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with whom we have relationships. From July 1, 1999 through September 30, 2002 our capital expenditures have totaled A$101,283 . We have not made any material capital expenditures since June 30, 2002.

B. BUSINESS OVERVIEW

Prana’s Background

Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. The diseases associated with aging have, however, yet to be fully understood or effectively treated. It is now believed that a number of age-related diseases may be capable of being treated.

Our platform technology was developed over a period of many years with the financial support of various institutions and from various grants. The majority of these funds were directed at research into Alzheimer’s Disease, however the outcomes demonstrated by this research have created strong implications for other age-related degenerative disorders where the pathology of the disease is based on the inter-relationship between metals and proteins. There is currently no cure or prevention for Alzheimer’s Disease nor any successful cure for any of the principal forms of neuron-generating diseases which comprise our disease targets.

The protein believed to be involved in Alzheimer’s Disease is aAmyloid. Very little was known about aAmyloid protein until 1984 when Professors Colin Masters, Korad Beyreuther and the late Dr. Glenner sequenced the chemistry of the protein which has since become the dominant focus world-wide of Alzheimer’s Disease research.

In 1987, Masters, Beyreuther and Professor Rudolph Tanzi of Harvard Medical School discovered how aAmyloid was produced and in 1994 Professor Ashley Bush of Harvard Medical School discovered the interaction between metals and aAmyloid, causing toxicity in from Alzheimer’s Disease, hopefully paving the way for the development of therapeutic drugs to treat the disease.

Our intellectual property has been developed over an extended period through the collaborative efforts of highly regarded scientists and research institutions in this field.

Research Institutions

The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities:
•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston - Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;
•	The University of Melbourne, Department of Pathology; and
•	The Biomolecular Research Institute in Melbourne.

Work conducted at the first two of these institutions identified an initial preferred compound codenamed PBT-1 which was used in our phase II human clinical trials. Our research program also aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s Disease as well as for our other major disease targets. For this purpose, we established a relationship with Professor Peter Colman, who at that time was Director of the Biomolecular Research Institute and is now affiliated with the Walter and Eliza Hall Institute in

Melbourne. Professor Colman is recognized as an authority on the creation of new chemical entities through rational drug design techniques and has been a member of our Scientific Advisory Board since its inception.

Platform Technology

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of age related diseases based on the interrelationship of metals and proteins. The most advanced research aimed at our disease targets is its potential therapeutics for the treatment of Alzheimer’s Disease. However, we believe that the platform technology may also be applicable for:
•	Age-related cataracts;
•	Creutzfeldt-Jakob Disease (CJD or Mad Cow Disease);
•	Motor Neuron Disease;
•	Parkinson’s Disease; and
•	Huntington’s Disease.

Clinical Trials

Having demonstrated the effectiveness of PBT-1 in the laboratory, we received official Ethics Committee approval from the Royal Melbourne Hospital, Victoria, Australia, to test PBT-1 in human subjects. Phase II human clinical trials for PBT-1 commenced during August 2000 and were completed in January 2002 and an academic paper is currently being prepared for publication in a peer reviewed journal. The clinical trials were conducted principally at our sponsored facilities at the Royal Melbourne Hospital and the Mental Health Research Institute, both based in Melbourne. Prescribed dosages of our preferred compound PBT-1 were administered to 50% of the study candidates, the other 50% received a placebo. The trial is a “double blind trial” so neither the administrating medical personnel nor the patients involved in the trial process were aware of who received PBT-1 and who received the placebo. All subjects were asked to perform various prescribed cognitive tests to determine if the introduction of PBT-1 had a demonstrable effect as compared to those subjects receiving the placebo.

The trial was performed to contemporary “best practice” clinical trial standards. Prana contracted Kendle to manage the clinical trials, ensuring compliance to the required international standards of Good Clinical Practice as set out by the International Conference on Harmonisation. These protocols provide strict guidelines for the performance of clinical trials in an ethical and scientifically sound manner, and are mandatory for applications to international regulatory authorities for market access.

The Institutional Ethics Committee overseeing the trial carefully addressed safety concerns as follows:
•	The dose of clioquinol to be used in the clinical trial is below the dose previously recommended for use as a short term antidiarria agent. All patients commenced on 250mg per day, increasing to a maximum of 750mg per day.

•	The underlying biochemical mechanism associated with clioquinol toxicity is not fully understood. Recent work suggests that clioquinol may alter renal excretion of Vitamin B12. All patients in the study received supplementary Vitamin B12.
•	The trial protocol required close monitoring of all patients by a safety committee of clinical experts. This committee independently monitored all patient data including laboratory results and neurological test results on a regular basis

In April 2002, Professor Masters reported that the trial achieved its targeted benchmarks and that the two major initial findings of the study were:
•	The aAmyloid protein, which was the target of the activity of PBT-1, was significantly reduced in the blood of patients in the treatment group compared to an increase in the placebo group; and
•	The progression of Alzheimer’s Disease was slowed down in the more severely affected patients in the treatment group compared to the placebo group. The initial findings of the study indicate the rate of cognitive deterioration was slowed in these patients.

Based on these initial safety and efficacy findings of this study, we intend to structure additional clinical trials to move PBT-1 toward commercialization. It is expected that Prana will be in a position to initiate further clinical trials in 2003. No assurance can be given that such future studies will commence, or if initiated will be completed and prove to be successful, or that we will be able to commercialize drugs based on our aAmyloid theory of Alzheimer’s Disease.

Acuity Technology Management Pty Ltd, or Acuity, has estimated that a successful drug for the treatment of Alzheimer’s Disease could command annual global sales in excess of A$5 billion. We and our scientific advisory board believes that our technology, if proven successful, will place our company among the leaders in the world in terms of developing a therapeutic means to treat Alzheimer’s Disease.

Rational Drug Design

The initial relationship between us and Professor Colman was of critical value in designing new chemical entities through rational drug design techniques, which may become effective therapeutics for our disease targets.

Professor Colman employed rational drug design techniques in the discovery of Relenza(R) which has proven successful in the treatment of influenza. Rational drug design employs computer-generated models, which target the molecular composition of various substances (in the case of Alzheimer’s Disease the aAmyloid Protein) and design new chemical entities with the propensity to influence the targeted substances (proteins).

To date, our scientists have developed a pipeline of compounds that target the aAmyloid protein. These compounds are now undergoing the required early phase screening test before they are available for human testing. Based on the results of initial screening our medicinal chemists continue to develop new chemical entities with novel design features.

Although we believe that we have demonstrated “proof of principle” in our phase II trials utilizing PBT-1, we believe that rational drug design will provide new and specifically designed drugs which will display greater efficacy in disaggregating aggregation-prone proteins such as aAmyloid, paving the way for future therapeutics.

Creutzfeldt Jakob Disease

In 2001, British studies revealed a much greater potential for the spread of fatal brain diseases such as Creutzfeldt-Jakob Disease, or CJD, the human variant of Mad Cow Disease. In August 2000, the London-based Medical Research Council warned that the disease could be more widespread than previously thought and that healthy appearing animals can be carriers of the disease. In the UK the incidence of these diseases is increasing at a rate of 20% to 30% annually. Mad Cow Disease entered the human food chain in 1980’s leading to a collapse of the entire UK beef trade at the time. There is currently no cure for this fatal disease.

Age-Related Cataracts

Basic research in this area is being conducted with studies in Boston and Melbourne. Preliminary animal data is becoming available.

Motor Neuron Disease (or Amyotrophic Lateral Sclerosis)

Amyotrophic Lateral Sclerosis, or ALS, is a fatal disease, manifested by progressive paralysis over five to ten years. There is currently no effective therapy for this tragic illness. The disease involves degeneration of the nerve cells in the spinal column, which has now been related to mutations of a protein that interacts with metal ions.

Collaborative studies with other internationally recognized research groups are progressing, and preliminary animal experiments are in development. The mechanisms underlying this disease have not been fully discounted, but the oxidative changes associated with the aggregation of critical proteins in the spinal cord and brain stem continue to be at the center of a world-wide research effort. A drug target is expected to emerge in the near future.

Parkinson’s Disease

Parkinson’s Disease is another crippling disease of the aging population. It causes a progressive slowing of movement, tremor and the loss of fine motor control. Increasing dementia is being recognized as a significant component of Parkinson’s Disease. Existing therapies may provide some short term symptomatic relief but do not address the underlying cause of the disease. We believe that our platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease. Parkinson’s Disease is believed to affect 150 people per 100,000 or 2.5% of persons over the age of 85. Acuity has estimated that a successful therapeutic drug will command global annual sales of A$1.5 billion.

The Melbourne research team is working on the key protein which aggregates to form the diagnostic marker of this disease. The aggregated form of this protein is susceptible to the same therapeutic strategy that is being used for Alzheimer’s disease, and tests are about to be conducted on test-tube samples to confirm this approach. Experimental animal models are becoming available for this debilitating disorder, and the targets for drug development are expected to be available within the next 12 months.

Patent Portfolio

Our patent portfolio is based on intellectual property developed at several internationally recognized institutional research facilities. The portfolio consists of the following patents and patent applications which have been assigned or licensed to us:

1. Patent Family “A method for assaying and treating Alzheimer’s Disease”

Based on International Patent Application No PCT/AU92/00610

Applicant:	The University of Melbourne - Assigned to Prana

Inventors:	Masters, Bush and Beyreuther

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS	Patent Term Expires

Australia	29263/92	669493	Granted October 1, 1996	November 12, 2011

Australia	50598/96	701954	Granted May 27, 1999	November 12, 2012

Europe	92923431.8	0613560	Granted; under opposition by Gerolymatos Designates GB, DE, FR, and IT	November 12, 2012

Japan	508824/93	3277211	Granted February 15, 2002	November 12, 2012

United States	08/240720	5,705,401	Granted January 6, 1998	January 6, 2015

United States	08/757,537		Continuation Application of 08/240,720 with non-elected claims, filed 27 November 1996

United States	09/624,965		Filed 25 July 2000, in response to a final office action a RCE was filed 16 August 2002

Canada	2,123,211		Examination in progress, first office action issued.

2. Patent Family “Beta-amyloid peptide inhibitors”

Based on International patent application No. PCT/AU00/00886

Filed:	July 21, 2000

Applicant:	Biomolecular Research Institute (BRI) and University of Melbourne (Uni. Melb.) - Deed of Assignment from BRI to Prana completed, Deed of Assignment from Uni Melb. under way.

Inventors:	Barnham, McCarthy, Pallich, Matthews and Cherny

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

PCT application	PCT/AU00/00886	—	Entered national phase

Australia	59548/00		To file a Direction to Request Examination

Europe	00945456.2		Pending Examination

Japan	2001-512526		Pending Examination

Canada	2379858		Pending Examination

United States	10/031478		Pending Examination

3. Patent Family “Neurotoxic Oligomers”

Based on International patent application No. PCT/AU01/00786

Filed:	June 28, 2000

Applicant:	Prana and the General Hospital Corporation

Inventors:	Bush and Cherny

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

PCT application	PCT/AU01/00786	—	In international phase. Due to enter National Phase 28 December 2002.

4. Patent Family “Method of screening for inhibitors of Alzheimer’s disease”

Based on International patent application No PCT/AU01/01603

Filed:	December 12, 2000

Applicant:	Prana

Inventors:	Barnham, Parker and Cappai

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

PCT application	PCT/AU01/01603	—	In international phase. Due to enter National Phase 12 June 2003.

5. Patent Family “An In Vitro system for determining formation of A(beta) Amyloid”

Based on International patent application No PCT/US94/11928

Filed:	October 19 ,1994

Applicant:	General Hospital Corporation - Licensed to Prana

Inventors:	Tanzi and Bush

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS	Patent Term Expires

United States	08/294,819	6,365,414	Granted April 2, 2002	April 12, 2019

United States	10/041,605		Divisional case filed on claims not examined from 08/294,819

Canada	2,205,085		Pending, examination has been requested

Japan	8-508706		Pending, examination has been requested

6. Patent Family “A diagnostic assay for Alzheimer’s Disease”

Based on International patent application No PCT/US94/11895

Filed:	October 19, 1994

Applicant:	General Hospital Corporation - Licensed to Prana

Inventors:	Tanzi, Bush and Moir

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS	Patent Term Expires

United States	08/817,423	5,972,634	Granted October 26, 1999	August 4, 2017

United States	09/425,956		Continuation application of 08/817,423, filed 25 October 1999. RCE application filed in response to the final rejection.

Canada	2,203,142		Pending. Request for Examination filed.

7. Patent Family “Identification of agents for use in the treatment of Alzheimer’s Disease”

Based on International patent application No PCT/US98/04683

Filed:	March 11, 1998

Applicant:	General Hospital Corporation - Licensed to Prana

Inventors:	Bush, Huang, Atwood and Tanzi

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS	Patent Term Expires

PCT application	PCT/US98/04683	—	Entered national phase	—

PCT application	PCT/US00/11715		This is a C-I-P of PCT/US98/04683 filed 29 March 2000 and incorporates the subject matter of patent family no. 11 (below)

Australia	65484/98	748768	Accepted and under Opposition by Gerolymatos	March 11, 2018

Australia	2002-301084		Divisional application filed 12 September 2002 from parent case, 65484/98 on the same subject matter.

United States	09/380,704		Examination in progress, await issuance of first Office Action.

Canada	TBD		Pending

Japan	TBD		Pending

Europe	98911551.4		Pending

8. Patent Family “Methods for screening drugs to predict Tardive Dyskinesia”

Based on International patent application No. PCT/US98/20994

Filed:	October 6, 1998

Applicant:	General Hospital Corporation - Licensed to Prana

Inventors:	Tsai, Huang and Bush

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS	Patent Term Expires

Australia	96027/98	746143	Granted on August 2002	October 6, 2018

United States	09/166,594	6,316,269	Granted November 13, 2001	October 6, 2018

United States	09/970,703		Continuation application of 09/166,954. Pending

Japan	2000-515175		Pending.

Canada	2,305,732		Pending

Europe	98949779.7		Pending

9. Patent Family “Use of Clioquinol for the therapy of Alzheimer’s Disease”

Based on US patent application No. 09/032,777

Filed:	March 6, 1998

Applicant:	General Hospital Corporation and University of Melbourne - Assignment to Prana from University of Melbourne, licensed from the General Hospital Corporation to Prana

Inventors:	Bush, Tanzi, Cherny and Xilinas

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

United States	09/224,953	—	Refiled as 09/560,887

United States	09/560,887		Continuation application of 09/224,953 filed 28 April 2000.

United States	09/972,913		Continuation application of 09/560,887 filed 10 October 2001

10. Patent Family “Agents for use in the treatment of Alzheimer’s Disease”

Base on International patent application No PCT/US99/05291

Filed:	March 11, 1999

Applicant:	General Hospital Corporation - Licensed to Prana

Inventors:	Bush, Huang, Atwood and Tanzi

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS	PATENT TERM EXPIRES

United States	09/038,154	6,323,218	Granted November 27, 2001	March 11, 2018

United States	09/956,980		Continuation Application of 09/038,154 filed 21 September 2001. First office action issued.

Europe	99911307.9		Received first office action.

Japan	2000-535322		Pending.

Australia	29981/99	752236	Accepted, under Opposition by Gerolymatos.

Canada	TBD		Pending

11. Patent Family “Method of screening for drugs useful in treating Alzheimer’s Disease”

Based on International patent application PCT/US00/11715

Filed:	April 29, 1999

Applicant:	General Hospital Corporation - Licensed to Prana

Inventors:	Bush

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

PCT application	PCT/US00/11715	—	Entered national phase

United States	09/560,883		C-I-P of US application 09/380,704 (being the US national phase entry of PCT/US98/04683

Australian, European, Japanese and Canadian cases pursued under the (above) Patent Family entitled, “Identification of agents for use in the treatment of Alzheimer’s Disease”

12. Patent Family “Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof”

Based on International patent application No. PCT/US00/25975

Filed:	August 18, 2000

Applicant:	General Hospital Corporation - Licensed to Prana

Inventors:	Bush and Goldstein

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

PCT application	PCT/US00/25975	-	In international phase. National phase entry 18 February 2003

13. Patent Family “Treatment of Neurodegenerative Conditions”

Australian provisional patent application.

Filed:	16 July 2002

Applicant:	Prana Biotechnology Ltd

Inventors:	TBA

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

Australia	2002-950215	—	Australian provisional patent application.

14. Patent Family “8-Hydroxy Quinoline Derivatives”

Australian provisional patent application.

Filed:	16 July 2002

Applicant:	Prana Biotechnology Ltd

Inventors:	TBA

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

Australia	2002-950217	—	Australian provisional patent application.

15. Patent Family “Compound I”

Australian provisional patent application.

Filed:	4 October 2002

Applicant:	Prana Biotechnology Ltd

Inventors:	TBA

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

Australia	2002-951868	—	Australian provisional patent application.

16. Patent Family “Compound II”

Australian provisional patent application.

Filed:	4 October 2002

Applicant:	Prana Biotechnology Ltd

Inventors:	TBA

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

Australia	2002-951864	—	Australian provisional patent application.

17. Patent Family “Compound III”

Australian provisional patent application.

Filed:	4 October 2002

Applicant:	Prana Biotechnology Ltd

Inventors:	TBA

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

Australia	2002-951865	—	Australian provisional patent application.

18. Patent Family “Compound IV”

Australian provisional patent application.

Filed:	4 October 2002

Applicant:	Prana Biotechnology Ltd

Inventors:	TBA

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

Australia	2002-951866	—	Australian provisional patent application.

19. Patent Family “Compound V”

Australian provisional patent application.

Filed:	4 October 2002

Applicant:	Prana Biotechnology Ltd

Inventors:	TBA

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

Australia	2002-951863	—	Australian provisional patent application.

20. Patent Family “Compound VI”

Australian provisional patent application.

Filed:	4 October 2002

Applicant:	Prana Biotechnology Ltd

Inventors:	TBA

COUNTRY	APPLICATION NO.	PATENT NO.	STATUS

Australia	2002-951867	—	Australian provisional patent application.

Patent Matters

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could have a material adverse effect on our business, financial condition and results of operations. For example, methods of treating humans are not patentable in many countries outside Australia and the United States. Moreover, since patent applications in Australia and the United States are maintained in secrecy until patents issue, and since publication of discoveries in the scientific or patent literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

While we intend to seek patent protection for our therapeutic products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by us or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

In addition to patent protection, we rely on unpatented trade secrets and know-how and proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Competition

We believe that we will face competition in differing levels of intensity in all of the areas in which we are conducting research. Our competitors in Australia and elsewhere are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA and other regulatory approvals.

Regulatory Considerations

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived therefrom will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutic Goods Administration of Australia, or TGA, and by the U.S. Food &Drug Administration or FDA, in the United States, the Medicines Control Agency in the United Kingdom and the European Medicines Evaluation Authority. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the Medicines Control Agency in the United Kingdom. Clinical trials are conducted in three sequential phases but the phases may overlap.

Pre-clinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator Phase I clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of phase I clinical trials is to establish initial data about the safety and tolerance of the product in humans. In phase II clinical trials, in addition to safety, the efficacy of the product is evaluated in limited patients with the target disease. Phase III trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multi-center studies of patients with the target disease.

Clinical trials can take many years to complete and require the expenditure of substantial resources. The length of time varies substantially according to the type, complexity, novelty and intended use of the product candidate. Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could have a material adverse impact on our business, financial condition and results of operations.

We have recently completed the Phase II human clinical trials of PBT-1 and will need to complete further and more detailed trials before we will be able to make any application to any of the governmental authorities. We are currently undertaking a detailed review of requirements and preparation of plans to progress the development of PBT-1 to enable application to regulatory agencies. Initially the focus is on FDA requirements for registration in the U.S. Harmonization of regulatory requirements through the ICH (International Conference on Harmonization) and the CTD (Common Technical Document) will enable the regulatory application for the U.S. to be utilized for applications in Europe and other countries including Australia, providing some limited country specific requirements are addressed.

We cannot make any assurances that we will be able to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PBT-1. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

During the course of clinical trials and toxicology studies, PBT-1 and our other product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PBT-1 or any of our other product candidates will be safe or effective when administered to patients.

Manufacturing and Raw Materials

We use a third party manufacturer to produce our clinical supplies of PBT-1. We have not faced any difficulty in obtaining raw materials for our research and development activities or our clinical studies. No assurance can be given that we would be able to replace this supplier on a timely basis, if we were required to find another source of PBT-1.

Government Grants

We announced on July 26, 2001 that we were granted a START grant from the Australian Industry Research and Development Board to expand our core intellectual property for drug treatment of neuro-degenerative diseases. Under the terms of the grant we will receive a grant of up to 50% of the project costs, which we project to be A$3,477,000, related to our development of a treatment for Alzheimer’s Disease. Pursuant to the terms of the grant we will receive up to A$1,738,300 during the three year period commencing on January 1, 2001, payable on the achievement of each of six milestones. We have received A$793,970 under this grant through June 30, 2002. We received an additional $367,730 payment under the START grant in September 2002.

Business Plan

To date, the majority of our research efforts have been directed at research into the Alzheimer’s Disease. Our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins. These diseases include:
•	Age-related cataracts
•	Creutzfeldt-Jakob Disease
•	Motor Neuron Disease/Amyotrophic Sclerosis (ALS)
•	Parkinson’s Disease

We believe that our Phase II human clinical trial of PBT-1 has demonstrated proof of principle of our theory of Alzheimer’s Disease and that rational drug design will provide new and specifically designed drugs which will display greater efficacy in disaggregating aggregation prone proteins such as a-amyloid, paving the way for the development of new therapeutic agents. To that end, we have established a drug discovery and development program at the School of Chemistry, and Department of Pathology at the University of Melbourne and The Mental Health Research Institute of Victoria.

Rational Drug Design

Our medicinal chemistry program began under Professor Peter Colman at the Biomolecular Research Institute in Melbourne and is now based at the University of Melbourne. Rational drug design employs computer-generated models, which target the molecular composition of various substances, in the case of Alzheimer’s Disease the a-amyloid protein, and designs new chemical entities with the propensity to influence the targeted proteins and metal-mediated oxyradical formation which leads to neurodegenerative changes.

A series of in vitro assays have been established to screen compounds developed by the medicinal chemistry group. During 2002 a program to undertake preliminary in vivo pharmacology and kinetic studies of the new compounds demonstrating activity in the in vitro screens has been established. The transgenic mouse model that demonstrated efficacy of PBT-1 will be used to evaluate in vivo efficacy and confirm lead compounds to take to formal pre clinical studies.

Data generated by in vitro and in vivo screens will also be incorporated into the medicinal chemistry program to further refine development strategies for new compounds.

Research programs

Alzheimer’s Disease. Research is ongoing to increase our understanding of the neuropathology of Alzheimer’s Disease. In the next 12 months, our research will focus on the structure and function of a-amyloid and its precursor, and protein structural studies. We plan to structure additional clinical trials in order to advance PBT-1 toward commercialization, but we can give no assurance that such trials will be initiated, or if initiated that they will be completed or prove to be successful.

Creutzfedt-Jakob Disease. In early 2001, the scientific journal Biochemistry published research results by our sponsored scientist, Dr. Roberto Cappai, and his colleagues confirming the role of metals in the aggregation and neurotoxicity of the abnormal form of the prion protein (PrP), believed to be responsible for the transmissible spongiform encephalopathies.

Age-Related Cataracts. Basic research in this area is continuing with ongoing studies. We believe that preliminary animal data will be available in late 2003.

Motor Neuron Disease/Amyotrophic Lateral Sclerosis. Collaborative studies with other internationally recognized research groups are progressing, and preliminary animal experiments are in progress to identify the role of SOD1 (superoxide dismutase) aggregation in Motor Neuron Disease. The mechanisms underlying this disease have not been fully elucidated, but the oxidative changes associated with the aggregation of critical proteins in the spinal cord and brain stem continue to be at the center of a world-wide research effort. A drug target is expected to emerge in the near future.

Parkinson’s Disease. Our Melbourne research team is working on the key protein (alfa-synuclein) that aggregates to form the diagnostic marker of this disease. We believe that the aggregated form of this protein s susceptible to the same therapeutic strategy that is being used for Alzheimer’s Disease, and laboratory tests are in progress to confirm this approach. Experimental animal models are being developed, and the targets for drug development are expected to be available within the next twelve months.

We expect that our patents, research and development expenses during the fiscal year ending June 30, 2003 will total approximately A$2,233,000.

C. ORGANIZATIONAL STRUCTURE

Not applicable

D. PROPERTY, PLANTS AND EQUIPMENT

We do not own any material tangible fixed assets other than a mass spectrometer that is being used at the University of Melbourne, nor are we a party to any material property leases. We are provided with office space under our administrative services agreement with Aroma Science Pty Ltd.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A. OPERATING RESULTS

You should read the following discussion and analysis in conjunction with Item 3A. - “Selected Financial Data” as well as our financial statements and related notes which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

All of our revenues are generated in Australian dollars and a majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, government grants and interest income.

Recent Accounting Pronouncements Applicable to Us

Australian Pronouncements

In December 1999, the Australian Accounting and Standards Board issued a revised version of AASB 1020 “Income Taxes”, or Revised AASB 1020. Revised AASB 1020 adopts the comprehensive balance sheet method of accounting for income taxes, which is a significant change from the “profit and loss” or “income statement” method required by the superseded standard. We are required to adopt Revised AASB 1020 on July 1, 2005 and have not yet assessed the impact of the adoption of such standard on our financial position or results of operations.

United States Pronouncements

In July 2001, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS, No. 141 “Business Combinations,” or SFAS 141, and SFAS No. 142, “Goodwill and Other Intangible Assets,” or SFAS 142. SFAS 141 requires all business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting. Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but are reviewed for impairment annually, or more frequently if impairment indicators arise. All other intangible assets will continue to be amortized over their estimated useful lives. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, we are required to adopt SFAS 142 effective July 1, 2002. The adoption of SFAS 141 and SFAS 142 did not have a material impact on our financial position or results of operations.

In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”, or SFAS 144. Although SFAS 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of, or SFAS 121, it retains the requirements of SFAS 121 regarding recognition of impairment loss for long-lived assets to be held and used (based on undiscounted cash flows) and resolves certain implementation issues. Under SFAS 144 companies will (1) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable based on its undiscounted future cash flows and (2) measure an impairment loss as the difference between the carrying amount and fair value of the asset. SFAS 144 also provides guidance on accounting and disclosure issues surrounding long-lived assets to be disposed of by sale. The adoption of SFAS 144 on July 1, 2002 did not have a material impact on our financial position or results of operations.

Differences Between Australian Accounting Standards and U.S. Accounting Standards

U.S. GAAP Reconciliation

We prepare our financial statements in accordance with A-GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-GAAP and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended June 30,
	2002	2001	2000
Net loss in accordance with:
A-GAAP	(5,448,467)	(4,138,979)	(1,326,288)
U.S. GAAP	(4,728,019)	(3,048,784)	(3,798,792)

Total equity in accordance with:
A-GAAP	16,668,986	21,392,877	21,392,877
U.S. GAAP	6,715,803	9,404,161	9,404,161

See Note 26 to our financial statements for a description of the principal differences between A-GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the dates and periods indicated therein. Differences between A-GAAP and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation and intangible assets.

Critical Accounting Policies

We prepare our financial statements in accordance with A-GAAP. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 of the financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under A-GAAP are discussed below.

Recoverable amount of non-current assets. Each reporting period, our Board assesses the recoverable amount of all non-current assets. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. The recoverable amount is estimated based on expected net cash flows discounted to their present values using a market-determined, risk-adjusted discounted rate.

Property, plant and equipment. Property, plant and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to five years.

Intangible assets and patents, research and development expense. Until December 1999, costs associated with the acquisition and development of our core intellectual property were capitalized as intangible assets. After considering an independent valuation of our core intellectual property at December 1999, our Board revalued the assets upwards by A$14,661,942 to A$16,500,000. The revaluation was recorded in the asset revaluation reserve in equity. Subsequent to the revaluation, all costs associated with the acquisition and development of core intellectual property are charged to research and development expense. On July 1, 2000 our Board deemed the revalued carrying amount of core intellectual property to be cost for financial reporting purposes.

Our core intellectual property is being amortized on a straight-line basis over a period of 15 years, the period in which the future benefits are expected to arise. Our Board regularly reviews the carrying value of core intellectual property to ensure its carrying value does not exceed its recoverable amount.

Revenue recognition. We recognize revenue to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. Interest income is recognized as earned and collectibility is reasonably assured. Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements provide for payments at different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

Significant Costs and Expenses

Depreciation and amortization expense. Depreciation of property, plant and equipment is provided on a straight-line basis over the estimated useful lives of three to five years. Amortization of our core intellectual property is provided on a straight-line basis over the estimated useful lives of 15 years. See Notes 1(c) and 1(d) to the financial statements.

Research and development expenses. Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research agreements. Such costs are charged to operations as incurred. Research and development expenses also include costs associated with the acquisition and development of patents, which have been expensed subsequent to December 1999. See Note 1(d) to the financial statements.

Consulting fee expenses. Our consulting fee expenses consist primarily of directors fees and other consultancy fees paid to members of our Scientific Advisory Board.

Legal fee expenses. Our legal fee expenses consist primarily of fees paid to our outside counsel for the defense of patents as well as other legal expenses incurred in the ordinary course of business.

Employee benefits expenses. Employee benefit expenses consist primarily of payments to employees for their services as employees.

Corporate compliance expenses - Corporate compliance expenses consist primarily of costs incurred by Company to satisfy the requirements under Australian and US accounting standards. Costs include items such as share register fees, listing fees, audit fees, and accounting and administration attributed to corporate compliance.

Other expenses from ordinary activities. Other expenses from ordinary activities consist primarily of accounting and administrative services, travel, insurance, marketing and overhead expenses.

Results of Operations

Year ended June 30, 2002 compared to year ended June 30, 2001

Revenues from ordinary activities

Revenues from ordinary activities increased to A$793,970 for the year ended June 30, 2002 from A$516,182 for the year ended June 30, 2001, an increase of A$277,788, or 53.8%. Revenues in the 2002 period consisted of A$567,250 of government research grants and A$226,000 in interest income, compared to A$226,000 of government research grants and A$290,182 in interest income in the 2001 periodRevenue from government grants increased from prior years as the Company reached more milestones in the current financial year. Interest income was comparable between 2001 and 2002.

Depreciation and amortization expenses

Depreciation and amortization expenses increased to A$1,160,595 for the year ended June 30, 2002 from A$1,140,658 for the year ended June 30, 2001, an increase of A$19,937or 1.7%. The increase in expenses in the 2002 period is attributable to the depreciation of the purchase of additional property, plant and equipment during year ended June 30, 2002.

Research and development expenses

Research and development expenses increased to A$2,479,945 for the year ended June 30, 2002 from A$2,362,917 for the year ended June 30, 2001, an increase of A$117,028, or 4.9%. The increase in expenses in the 2002 period was primarily due to costs associated with our phase II human clinical trials of PBT-1 as well as the acquisition of additional patents that were charged to expense.

Consulting fee expenses

Consulting fee expenses increased to A$604,873 for the year ended June 30, 2002 from A$306,530 for the year ended June 30, 2002, an increase of A$298,343, or 102.7%. The increase in expenses in the 2002 period was primarily due to the increased activity during the year and use of more scientific and marketing consultants, particularly in the US.

Legal fee expenses

Legal fee expenses increased to A$823,201 for the year ended June 30, 2002 from A$252,675 for the year ended June 30, 2001, an increase of A$570,526 or 225.8%. The increase in expenses in the 2002 period was primarily due to costs associated with patent litigation and in prosecuting additional patent claims.

Employee benefits expenses

Employee benefits expenses increased to A$378,853 for the year ended June 30, 2002 from A$122,199 for the year ended June 30, 2001, an increase of A$256,654or 210%. The increase in expenses in the 2002 period was primarily due to full year of operations for the employee expenses (in 2001 the Company only commenced laboratory activities part way through the year, and thus only incurred employee expenses for part of the year) , and an additional employee for the year ended June 30, 2002.

Corporate compliance expenses

Corporate compliance expenses increased to A$339,383 for the year ended June 30, 2002 from A$196,629 for the year ended June 30, 2001, an increase of A$142,754 or 72.6%. The increase in expenses in the 2002 period is primarily attributable to costs incurred in connection with our listing on the Nasdaq Small Cap Market which was finalized in September 2002.

Other expenses from ordinary activities

Other expenses from ordinary activities increased to A$ 455,587 for the year ended June 30, 2002 from A$273,553 for the year ended June 30, 2001, an increase of A$182,034or 66.5%. The increase in expenses in the 2002 period was primarily due to the increase in operations, which has resulted in increased rental expense (resulting from use of the laboratory for a full year), and increased office overhead costs.

Year ended June 30, 2001 compared to year ended June 30, 2000

Revenues from ordinary activities

Revenues from ordinary activities increased to A$516,182 for the year ended June 30, 2001 from A$78,758 for the year ended June 30, 2000, an increase of A$437,424, or 555%. Revenues in the 2001 period consisted of A$226,000 of government research grants and A$290,182 in interest income, compared to A$78,758 of interest income in the 2000 period.

Depreciation and amortization expenses

Depreciation and amortization expenses increased to A$1,140,658 for the year ended June 30, 2001 from A$654,977 for the year ended June 30, 2000, an increase of A$485,681 or 74%. The increase in such costs in the 2001 period reflects the increased amortization expense arising from the upward revaluation of the intangible assets relating to our core intellectual property by A$14,661,942 in December 1999.

Research and development expenses

Research and development expenses increased to A$2,362,917 for the year ended June 30, 2001 from A$421,933 for the year ended June 30, 2000, an increase of A$1,940,984, or 460%. The increase in expenses in the 2001 period was primarily due to costs associated with our phase II human clinical trials of PBT-1 and to a lesser extent due to a change in our accounting policy in December 1999 whereby costs associated with the development of patents are now expensed as incurred and are no longer capitalized. See Note 1(e) to the financial statements.

Consulting fee expenses

Consulting fee expenses increased to A$306,530 for the year ended June 30, 2001 from A$179,998 for the year ended June 30, 2000, an increase of A$126,532, or 70%. The increase in expenses in the 2001 period was primarily due to the increased costs associated with our conducting phase II human clinical trials of PBT-1.

Legal fee expenses

Legal fee expenses increased to A$252,675 for the year ended June 30, 2001 from A$13,082 for the year ended June 30, 2000, an increase of A$239,593 or 831%. The increase in expenses in the 2001 period was primarily due to costs associated with patent litigation and in prosecuting additional patent claims.

Employee benefits expenses

Employee benefits expenses for the year ended June 30, 2001 were A$122,199. We did not incur such costs in the year ended June 30, 2000 when we engaged consultants and did not have any employees.

Corporate compliance expenses

Corporate compliance expenses increased to A$196,629 for the year ended June 30, 2001 from A$75,999 for the year ended June 30, 2000, an increase of A$120,630 or 159%. The increase in expenses in the 2001 period is primarily attributable to increased accounting, administrative and market costs incurred in preparing our company for a listing on the Nasdaq Smallcap Market.

Other expenses from ordinary activities

Other expenses from ordinary activities increased to A$273,553 for the year ended June 30, 2001 from A$59,057 for the year ended June 30, 2000, an increase of A$214,496 or 363%. The increase in expenses in the 2001 period was primarily due to increased marketing, insurance, and travel costs (which is consistent with the increase in operations for the year ended June 30, 2001).Inflation and Seasonality

Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

B. LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents totaled A$3,585,014 at June 30, 2002 compared to A$6,854,873 million at June 30, 2001 and A$4,469,589 at June 30, 2000.. We financed our operations from inception until our initial public offering in March 2000 primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering.

Since our initial public offering we have financed our operations primarily through sales of equity securities, government grants and interest earned on investments. As of June 30, 2002, we had raised A$12.8 million, net of issuance costs, from the sale of equity securities.

Net cash used in operating activities was A$3,765,973, A$2,360,315 and A$966,006 during the years ended June 30, 2002, 2001 and 2000, respectively. Our payments to suppliers and employees during the years ended June 30, 2002, 2001 and 2000 were A$4,851,902, A$2,651,685 and A$1,006,571, respectively. The increase in payments from the year ended June 30, 2001 to the year ended June 30, 2002 consisted primarily of increased expenses related to conducting clinical trials and other research, development and administrative activities and the timing of cash payments related to these activities . During the years ended June 30, 2002, 2001 and 2000, our payments to suppliers and employees were offset by government grants of A$843,714, A$0 and A$0, respectively, interest income of A$242,215 and A$253,177 and A$78,758, respectively. During the year ended June 30, 2001 we received an income tax refund of A$38,193 in connection with an income tax payment of the same amount made during the year ended June 30, 2000. No income tax was paid or refunded in the year ended June 30, 2000 or 2002.

Net cash used in investing activities was A$84,232during the year ended June 30, 2002 principally for the purchase of laboratory and computer equipment. We did not have cash flows from investing activities during the year ended June 30, 2001 or 2000.

Net cash provided by financing activities was A$580,345, A$4,745,599 and A$5,435,575 during the years ended June 30, 2002, 2001 and 2000. Cash flows from financing activities during the year ended June 30, 2002 reflected the exercise of options into ordinary share capital. Cash flows from financing activities during the year ended June 30, 2001 reflected net proceeds from a private placement of our ordinary shares to institutional investors. Cash flows from financing activities during the year ended June 30, 2000 primarily reflected net proceeds from our initial public offering on the ASX on March 28, 2000, partially offset by the repayment of loans totaling A$2,038,748 to two of our directors.

As of June 30, 2002, our capital expenditures totaled A$284,232 consisting of computer equipment and laboratory equipment that is being used in connection with our research at the University of Melbourne. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

As of June 30, 2002, our principal commitments consisted of obligations under our research funding agreement with the University of Melbourne and under a license agreement with the General Hospital Corporation, or GHC. Under our agreement with the University of Melbourne, we are required to pay the University A$297,000 per year during each of the three years beginning December 1, 2000. We are required to pay GHC a total of U.S.$166,590 (A$310,108) for a period of 30 months beginning January 1, 2001, and U.S.$182,000 for a period of 30 months from August 1, 2001. See Item 5C. - “Research and Development, Patents and Licenses,” Item 10C. - “Material Contracts” and Note 14 to our financial statements.

Under our agreement with Kendle, we are required to pay A$1,200 per day for their services in connection with the commercialization of our technology. Under an ongoing agreement, we pay Aroma Science Pty Ltd, or Aroma Science, A$2,500 per month for computer, administration and meeting facilities. We also pay Malvern Administrative Services Pty Ltd, or Malvern, A$10,000 per month under an ongoing agreement for administrative, accounting, company secretarial services and corporate advice.

We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants and potential option exercises, will be sufficient to support our current operating plan for the foreseeable future; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:
•	costs and timing of obtaining regulatory approvals;
•	the costs and timing of obtaining, enforcing and defending our patent and intellectual property the progress and success of pre-clinical and clinical trials of our product candidates; and
•	the progress and number of our research programs in development;

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our primary activity since incorporation in 1997 has been the acquisition and development of patents as well as research and development of our core technology. Research and development expenses amounted to A$1,708,380, A$1,610,054 and A$26,923 during the years ended June 30, 2002, 2001 and 2000, respectively.

Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research agreements. Such costs are charged to operations as incurred. Research and development expenses also include costs associated with the acquisition and development of patents subsequent to December 1999. See Note 1(d) to the financial statements.

We announced on July 26, 2001 that we were granted a START grant from the Australian Industry Research and Development Board in the amount of A$1.74 million to expand our core intellectual property for drug treatment of neuro-degenerative diseases. Under the terms of the grant, we estimate spending A$3,477,000 on the development project over a period of three years commencing January 1, 2001. The grant will reimburse us for 50% of the project costs to a maximum of A$1,738,500. Payments are due on the achievement of each of six major milestones. During the years ended June 30, 2002 and 2001, we recognized A$567,250 and A$226,000, respectively, of income under this grant. We received an additional A$367,730. payment under the START grant in September 2002.On May 7, 1999, we entered into a patent assignment and license agreement with the University of Melbourne. The agreement provided for the assignment of various patents and patent rights to us. In consideration of the assignment of the patents, we were required to make certain payments to the University of Melbourne and to pay a royalty of 1.5% on the net price of products sold utilizing such patents. In addition we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any license or sub-licensee we appoint to utilize the patents.

Under the terms of a research funding agreement between us and the University of Melbourne, we are required to pay the University a minimum of A$297,000 (inclusive of goods and services tax), each year for a period of three years from December 1, 2000 for research projects.

On February 8, 2000, we entered into a patent assignment agreement with The Biomolecular Research Institute, or BRI. The agreement provides for the assignment of various patent applications and patent rights from BRI to us. In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents.

Under the terms of a license agreement between us and the GHC, we are required to pay GHC a total of U.S.$166,590 (A$310,108) for the 30 month period beginning January 1, 2001 and U.S.$182,000 for a period of 30 months from August 1, 2001 for the right to use the results of research under a license for certain patent rights.

On January 1, 2001, we entered into another license agreement with GHC whereby we obtained an exclusive license with respect to certain patents and permits us to sublicense the patent rights to others. In consideration of the license we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us.

Under the terms of our strategic alliance agreement with Kendle Pty Ltd, or Kendle, they provide us with consultancy services in relation to the co-ordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at a rate of A$1,200 per day. For the years ended June 30, 2002 and 2001 and 2000, fees earned by Kendle amounted to A$607,245, A$279,896 and A$64,785, respectively These fees are included in our statements of financial performance as consulting fees.

We have entered into a consulting agreement with Professor Ashley Bush for the provision of research and development services relating to inventions and treatments for diseases caused by metal-mediated oxidative stress. The agreement provides for our payment of A$6,000 monthly consultancy fee during a three year term commencing on February 1, 2000.

D. TREND INFORMATION

We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	47	Executive Chairman

Colin L. Masters	55	Executive Director

Brian D. Meltzer	48	Non-Executive Director

George W. Mihaly	49	Non-Executive Director

Ross Thomas Murdoch	37	Chief Operating Officer

Richard Revelins	40	Company Secretary

Geoffrey Paul Kempler has served as our executive chairman since November 1997. Mr. Kempler is one of the founders of our company and has been primarily responsible for the successful negotiation of our company’s existing contractual relationships with Massachusetts General Hospital, the University of Melbourne and the Biomolecular Research Institute. Mr. Kempler is a qualified psychologist and the Managing Director and major shareholder of Aroma Science Pty Ltd., which holds the Australian distribution and marketing rights to the Aveda range of cosmetic products. Mr. Kempler, who has extensive experience in investment and business development, has managed our operations to date and has been responsible for the implementation of our strategic plan and the commercialization of our technology. As Chairman, Mr. Kempler has overall management responsibility and will continue to be primarily responsible for ongoing negotiations with respect to the technology. He is also a member of the Audit Committee. Mr. Kempler may be deemed as our Chief Executive Officer under the Federal Securities Laws. Mr. Kempler has a B.Sc degree in science from Monash University and Grad. Dip. App. Soc. Psych. degree from Swinburne University.

Professor Colin Louis Masters has served as the Chief Executive Officer and as a director of our company since December 1999. Professor Masters graduated with a degree in Medicine from the University of Western Australia in 1970. Since this time Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer’s disease research and is currently a Professor of Pathology at the University of Melbourne. He is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital. Professor Masters chairs our Scientific Advisory Board and is primarily responsible for the implementation of the research strategy of our company. Professor Masters has a B.Med.Sci. degree with Honours, an M.B., B.S., M.D., F.R.C. Path (U.K.) degree and F.R.C. Path (Aust), F.A.A. degree, all from the University of Western Australia.

Brian Derek Meltzer has served as a non-executive director of our company since December 1999. Mr. Meltzer is a merchant banker with the international investment bank Babcock &Brown. He has 20 years experience in finance, including 12 years at AIDC Ltd where he was Director of Non-Executive Director Investment Advisory Services. He is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr. Meltzer is a non-executive director on the boards of a number of private companies. He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). He is also a member of the Audit Committee. Mr. Meltzer has a B. Com., and MEc. degrees from the University of Auckland and Monash University, respectively.

Dr. George William Mihaly has served as a non-executive director of our company since December 1999. Dr. Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid 1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd - one of Australia’s leading independent consultant research organizations (CRO) to the pharmaceutical industry. Synermedica merged with the Global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continues as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd). Over the course of the last 21 years in academia and industry, Dr. Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials. Dr. Mihaly has B.Pharm., M.Sc. and Ph.D. degrees and is a graduate of the Australian Institute of Company Directors.

Dr. Ross Thomas Murdoch has served as chief operating officer of our company since July 2002. Dr Murdoch has almost 15 years of experience in the local and international pharmaceutical industry and has accumulated extensive experience in all the scientific, operational and commercial aspects of drug research and development. Prior to joining our company and since February 2001, he served as chief executive officer and chief scientific officer of Kinacia Pty Ltd, an Australian based pharmaceutical company. Previously and since June 1998 he was employed by Astra Merck and after its merger with Zeneca he served as global head of clinical project management for AstraZeneca. From 1990 to May 1998 Dr. Murdoch was employed by SmithKline Beecham where he managed its Australian research program until his transfer to SmithKline Beecham in the U.S. in 1995 where he became a director in global project management leading drug development in the cardiovascular, pulmonary and metabolism therapeutic areas. Dr. Murdoch has a B.Sc degree with honors from Monash University, a PhD in Pharmacology from the University of Melbourne, and a postgraduate certificate in health economics from the Monash University Business School.

Mr. Richard Revelins has served as our company secretary since December 1999. Mr. Revelins is an executive director and principal of Peregrine Corporate Limited an Australian based investment bank. He has held senior positions in international merchant banks and is currently a director of a number of companies listed on the Australian Stock Exchange including Prima Biomed Limited, Integra Medical Imaging Limited, Select-Tel Limited, Trans-Global Interactive Limited, Yamarna Goldfields Limited and First Au Strategies Inc., a company listed on the Canadian Venture Exchange.

Term of Directors

Our Board has the power to appoint any person to be a director, either to fill a vacancy or as an additional director. Any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. The term for each director, excluding a Managing Director is three years at which time that director retires from office and offers himself/herself for re-election at the next annual general meeting. The terms of Messrs. Meltzer and Mihaly expire on November 2003 and the terms of Messrs. Kempler and Masters expire on November 2004. Under Australian law, directors who have reached the age of 72 must stand for reelection annually. The term of office of our directors are staggered, such that in any given year at least one-third or the nearest lower whole number, of the directors, excluding a Managing Director, must retire and stand for re-election at each year’s annual general meeting.

A Managing Director’s appointment as a director of our company is not subject to the rotation provisions of our Constitution. Mr. Kempler would cease to be a managing director if he ceased to be eligible to be a director of a company under the relevant provisions of the Australian Corporations Law.

B. COMPENSATION

Compensation of directors and officers is determined by the Board and reviewed by our Audit Committee.

The Committee assesses the appropriateness of the nature and amount of emoluments on a periodic basis by reference to relevant employment market conditions with the overall objective of ensuring maximum stockholder benefit from the retention of a high quality Board and executive officers.

Remuneration for the services of the Executive Directors are formalized in a service agreement. Details of the nature and amount of each element of the emoluments of each Director of our company for the financial year are shown in the following table.

The following table presents all compensation we paid to all of our directors and to all of our directors and executive officers as a group for the year ended June 30, 2002:

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
Geoffrey P. Kempler	A$231,818	A$16,386
Colin L. Masters	50,000	—
Brian D. Meltzer	25,000	—
George W. Mihaly	23,148	1,852
All directors and officers as a group, consisting of five persons	A$329,966	A$18,238

As of November 30, 2002, our directors and executive officers as a group, consisting of five persons, held options to purchase an aggregate of 11,107,500 ordinary shares.

C. BOARD PRACTICES

Our Board is elected by and accountable to our shareholders. Board responsibilities are divided into operating activities, financial and capital markets activities and scientific activities. Our Executive Chairman, Geoffrey Kempler, is predominantly responsible for overall management of our company, negotiating agreements and negotiations with research institutions and supervision of our intellectual property portfolio. Mr. Meltzer is predominantly responsible for our company’s financial and treasury operations and advises the Board with respect to capital markets and corporate activities. Scientific activities are undertaken under the direct responsibility of Professor Colin Masters who chairs our Scientific Advisory Board.

Our Board currently has four directors of whom two are non-executive directors. The two executive directors are our Managing Director, Mr. Kempler and Professor Colin Masters. In addition our Board has established an audit committee.

We are seeking to obtain an insurance policy to indemnify our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings. Our company has not otherwise, during or since the financial year, indemnified or agreed to indemnify an officer or auditor of our company or of any related body corporate against a liability incurred as such an officer or auditor.

Audit Committee

Our Audit Committee consists of Messrs Kempler, Meltzer and Richard Revelins. The Audit Committee provides the Board with assurances as to the reliability of financial information for inclusion in the financial statements.

The responsibilities of the audit committee include: (i) examining the manner in which management ensures and monitors the adequacy of the nature, extent and effectiveness of accounting and internal control systems; (ii) reviewing prior to publication the statutory accounts and other published financial statements and information; (iii) monitoring relationships with our independent auditors, ensuring that there are no restrictions on the scope of the statutory audit, making recommendations on the auditors’ appointment and dismissal, and reviewing the activities, findings, conclusions and recommendations of the independent auditors; (iv) reviewing arrangements established by management for compliance with regulatory and financial reporting requirements; and (v) reviewing the scope and nature of the work of the internal auditing unit.

Our Audit Committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Scientific Advisory Board

Our company’s Scientific Advisory Board is comprised of a number of the leading scientists in the field of age related degenerative disorders. Our Scientific Advisory Board oversees and administers our research activities. Professor Colin Masters chairs our Scientific Advisory Board. The members of our Scientific Advisory Board are as follows:

Professor Colin Louis Masters has served as an executive director of our company since December 1999. Professor Masters graduated with a degree in Medicine from the University of Western Australia in 1970. Since this time Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer’s disease research and is Professor and Head of the Department of Pathology at the University of Melbourne. He is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital. Professor Masters chairs our Scientific Advisory Board and is primarily responsible for the implementation of the research strategy of our company. Professor Masters has a B.Med.Sci. degree with Honors, an M.B., B.S., M.D., F.R.C. Path (U.K.) degree and F.R.C. Path (Aust), F.A.A. degree, all from the University of Western Australia.

Professor Ashley Ian Bush is the Director of the Laboratory for Oxidation Biology within the Genetics and Aging Unit at the Massachusetts General Hospital and Associate Professor in the Department of Psychiatry of Harvard Medical School. He is also Principal Fellow/Associate Professor, Departments of Pathology and Psychiatry, University of Melbourne. Professor Bush, born and educated in Melbourne, established his laboratory at the Massachusetts General Hospital after receiving the distinguished Harness Fellowship in 1992. His discovery of the role of metals and oxidative stress in Neurological disorders has formed the basis of our platform technology.

Professor Peter Colman is the Founding Director of the Biomedical Research Institute and a Professorial Fellow at the University of Melbourne. He is the former Chief of the CSIRO Division of Bimolecular Engineering and a founding member of the Board of Directors of Biota Holdings Limited. Professor Colman has been highly honored for his role in developing the Drug Relenza, which has proven successful in the treatment of influenza. Professor Colman is now taking an active interest in the Amyloid protein as the target for the Alzheimer’s Disease therapy. His team of scientists working in the Bimolecular Research Institute in collaboration with us have developed compounds which attack the aAmyloid protein, and a patent application has been field on the basis of this work. This application has been assigned to our company. Professor Colman and his team is responsible for pursuing our research objectives in the areas of structural biology and rational drug design.

Professor Rudolph Emile Tanzi is Professor of Neurology at the Harvard Medical School and Associate Geneticist, Neurology Services, the Director of Genetics and the Aging Unit, at the Massachusetts General Hospital. He played a lead role in the discovery of genes and the mechanisms that underlie the cause of Alzheimer’s Disease, particularly as they relate to the molecular genetics of this disorder. His laboratory at the Massachusetts General Hospital is one of the leaders in the field. Over the last ten years he has helped guide the development of our platform technology.

Professor Konrad Beyreuther is the Director of Institute for Molecular Biology at the University of Heidelberg. An expert in protein chemistry and molecular biology, he has worked on Alzheimer’s Disease since 1984. He is regarded as one of Europe’s leading scientists in Alzheimer’s research. He is a well known consultant to the pharmaceutical industry and his contributions have been internationally recognized by awards and prizes. He has collaborated with our scientists for many years.

D. EMPLOYEES

At June 30, 2002, we had four employees including two directors. Of such employees, three persons were employed in research and development, one person in management and administration and one person in operations. We have standard employment agreements with our employees, all of whom are located in Australia.

Australian labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees’ insurance policies.

Employment Agreements

We have not entered into any employment agreements with any of our executive officers or directors except with respect to our consulting agreement with Professors Masters, and Bush.

E. SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 31, 2002 regarding the beneficial ownership by each of our directors and executive officers:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Geoffrey P. Kempler	26,222,500	(3)(4)	44.7%
Colin L. Masters	1,018,000	(5)	1.7%
Brian D. Meltzer	460,000	(6)(7)	*
George W. Mihaly	360,000	(8) (9)	*
Richard Revelins	473,800	(10)(11)	*
All directors and executive officers as a group (5 persons)	28,267,909	(12)	48.2%

*	Less than 1%
(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 58,626,300 ordinary shares issued and outstanding as of October 31, 2002.

(3)	Of such shares, 20,000ordinary shares are held directly by Mr. Kempler, 13,765,000 ordinary shares are held of record by Baywick Pty Ltd, an Australian corporation owned by Mr. Kempler, 60,000 ordinary shares are held of record by Crystal Triangle Pty Ltd, an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd, an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd, Crystal Triangle Pty Ltd and NRB Developments Pty Ltd.
(4)	Includes 1,240,000 ordinary shares issuable upon the exercise of currently exercisable options that expire in March 2003 (of which 1,010,000 options are held by Mr. Kempler directly, 30,000 options are held by Crystal Triangle Pty Ltd, and 200,000 options are held by Baywick Pty Ltd). Also includes 8,167,500 ordinary shares issuable upon the exercise of options expiring in December 2004 (of which 6,682,500 options are held by Baywick Pty Ltd and 1,485,000 options held by NRB Developments Pty Ltd). All of such options have an exercise price of A$0.50 per share.
(5)	Of such shares, 16,000 ordinary shares are held by Helen Masters, Mr. Masters’ wife, and 1,000 ordinary shares are held by Seth Masters, Mr. Masters’ son. Also includes 1,006,000 ordinary shares issuable upon the exercise of options expiring in December 2004. All of such options have an exercise price of A$0.50 per share.
(6)	Includes 60,000 ordinary shares issuable upon the exercise of currently exercisable options that expire in March 2003. Also includes 300,000 ordinary shares issuable upon the exercise of options expiring in December 2004. All of such options have an exercise price of A$0.50 per share.
(7)	Of such shares, 160,000 ordinary shares are held by Navon Pty Ltd., an Australian corporation owned by Mr. Meltzer.
(8)	Of such shares,4,000 ordinary shares are held by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons. An additional 20,000 ordinary shares are held of record by Waide Pty Ltd. an Australian corporation owned by Mr. Mihaly and 32,000 options are held of record by an entity related to Waide Pty Ltd.
(9)	Includes 300,000 ordinary shares issuable upon the exercise of options expiring in December 2004. All of such options have an exercise price of A$0.50 per share.
(10)	220,800 of such shares, are held of record by Darontack Pty Ltd. an Australian corporation owned by Mr. Revelins.
(11)	Includes 250,000 ordinary shares issuable upon the exercise of options expiring in December 2004 that have an exercise price of A$0.50 per share. Also includes 3,000 ordinary shares issuable upon the exercise of currently exercisable options that expire in March 2003.

(12)	Includes 28,534,300 ordinary shares issuable upon the exercise of 18,516,800 options expiring in March 2003 and 10,017,500 options expiring in December 2004 that have an exercise price of A$0.50 per share.

Stock Option Plan

In November 2000, we adopted our Employee and Consultants Option Plan, or the Plan. The Plan was designed to reward executives, employees and consultants for their contributions to our company and to provide a method of retaining key personnel for the growth and development of our intellectual property rights. Options granted under this plan are exercisable until October 31, 2004. The options cannot be transferred and will not be quoted on the ASX. The following table presents option grant information for this plan as of October 31, 2002:

Ordinary shares reserved for option grants	Options granted	Weighted average exercise price
3,000,000	323,274	A$ 0.50

Plan Administration

The Employee and Consultants Option Plan is administered by our Board.

Exercise of Options During Fiscal 2002

As of November 30, 2002, no options issued under our Plan had been exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information, as of November 30, 2002, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Name	Number of ordinary shares beneficially owned (1)		Percentage of outstanding ordinary shares (2)
Geoffrey P. Kempler	26,222,500	(3)(4)	44.7%
Jagen Nominees Pty Ltd	21,081,500	(5)	35.9%
NRB Developments Pty Ltd	4,455,000	(6)	7.6%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
(2)	The percentages shown are based on 58,626,300 ordinary shares issued and outstanding as of November 30, 2002. Of such shares, 20,000 ordinary shares are held directly by Mr. Kempler, 13,765,000 ordinary shares are held of record by Baywick Pty Ltd, an Australian corporation owned by Mr. Kempler, 60,000 ordinary shares are held of record by Crystal Triangle Pty Ltd, an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd, an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd, Crystal Triangle Pty Ltd and NRB Developments Pty Ltd.
(3)	Includes 1,240,000 ordinary shares issuable upon the exercise of currently exercisable options that expire in March 2003 (of which 1,010,000 options are held by Mr. Kempler directly, 30,000 options are held by Crystal Triangle Pty Ltd, and 200,000 options are held by Baywick Pty Ltd). Also includes 8,167,500 ordinary shares issuable upon the exercise of options expiring in December 2004 (of which 6,682,500 options are held by Baywick Pty Ltd and 1,485,000 options held by NRB Developments Pty Ltd). All of such options have an exercise price of A$0.50 per share.
(4)	Includes 7,030,000 shares issuable upon exercise of options that expire on March 1, 2003. Mr. Boris Liberman may be deemed to hold the voting and investment powers for the ordinary shares held by Jagen Nominees Pty Ltd.
(5)	Includes 1,485,000 ordinary shares issuable upon exercise of currently exercisable options that expire on March 1, 2003. Mr. Kempler holds a controlling interest in this corporation and is entitled to 50% of the securities issued by our company that are held by such corporation.

To our knowledge, we are not directly or indirectly owned or controlled by any another corporations or by any governmental entity, and there are no arrangements that might result in a change in our control.

As of November 30, 2002, there were 1,529 holders of record of our ordinary shares, of which four record holders, holding approximately 3.0% of our ordinary shares, have registered addresses in the United States.

B. RELATED PARTY TRANSACTIONS

Dr. Mihaly serves as a director of Kendle, formerly known as Synermedica Pty Ltd. Kendle provides analysis and review of the commercialization of our technology, intellectual property management and clinical trial management and monitoring. We paid Kendle A$537,327, A$279,896 and A$91,406 during the years ended June 30, 2002, June 30, 2001 and

2000, respectively for their services. An ongoing agreement at normal commercial rates that is terminable at will exists between us and Kendle with costs incurred on a daily basis.

Aroma Science, a company owned by Mr. Kempler, provides us with computer, administration and meeting facilities. We paid Aroma Science A$30,000, A$30,000 and A$12,500 during the year ended June 30, 2002, June 30, 2001 and 2000, respectively. An ongoing agreement that is terminable at will provides for monthly payments of A$2,500 to Aroma Science for these services.

We paid Malvern, a company for which Mr. Revelins served as a director for one day in August 2001, A$120,000, A$108,000 and A$60,000 during the year ended June 30, 2002, June 30, 2001 and 2000, respectively, in respect of providing administration, accounting, company secretarial services and corporate advice. Under an ongoing agreement that is terminable at will we pay Malvern A$10,000 per month for such services.

Darontack Pty Ltd, a company owned by Mr. Revelins, received 500,000 ordinary shares and 250,000 options in consideration of providing us with corporate advice and management in connection with our initial public offering and listing on the ASX in the year ended June 30, 2000. Mr. Revelins is a 40% shareholder and a director of Peregrine Corporate Ltd., an investment bank that received A$30,000 in respect of underwriting and sub-underwriting fees during the years ended June 30, 2001 and 2000 in connection with underwriting share issues for our company at normal arms-length commercial rates.

During the year ended June 30, 2002 and June 30, 2001 we paid the University of Melbourne, an entity to which Mr. Masters is en employee, A$994,506 and A$862,350, respectively for research and development services. Through to November 30, 2002, we have paid the University of Melbourne a total of A$2,335,014. We are subject to an agreement to pay the University of Melbourne a minimum of A$297,000 annually during the three year period beginning December 1, 2000 for research projects.

During the year ended June 30, 2002, June 30, 2001 and 30 June 2000 we paid A$72,000, A$72,000 and A$24,000, respectively to Professor Ashley Bush in consulting fees for the provision of research and development services relating to inventions and treatments for diseases caused by metal-mediated oxidative stress. The agreement provides for our payment of A$6,000 monthly consultancy fee during a three year term commencing on February 1, 2000.

See Note 22 to the financial statements.

Share and option transactions with Directors and their Director-related entities:

There were no share or option transactions with directors or director-related entities since June 30, 2002.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

See our financial statements, including the notes thereto in Item 17.

Legal Proceedings

We are currently in litigation with P.N. Gerolymatos S.A. concerning the inventorship of our lead compound, PBT-1. The dispute dates back to 1997 when Professors Ashley Bush and Rudolph Bush and Rudolph Tanzi of the Harvard Medical School and the Massachusetts General Hospital Corporation, or GHC, along with Dr. M. Xilinas, filed a patent for use of Clioquinol in treating Alzheimer’s Disease. It appears a patent for the compound was filed in 1997 by a Greece-based company called PN Gerolymatos S.A. using information from Xilinas which patent was subsequently approved. Professors Bush and Tanzi through GHC filed a patent application in the U.S. in 1998. We have obtained a generic patent that was granted in Europe and Australia covering the use of chelators in treating Alzheimer’s Disease which predates the Clioquinol patent although this patent is being disputed by PN Gerolymatos.

On September 27, 2001, our company, GHC, and Drs. Ashley I. Bush, Robert Cherny and Rudolph E. Tanzi filed suit in the United States District Court for the District of Columbia against Greece-based company P.N. Gerolymatos S.A. and Mr. Panayotis N. Gerolymatos. The complaint seeks correction of inventorship under 35 U.S.C. ss. 256, and a declaratory judgment that Drs. Bush, Cherny and Tanzi are the inventors of U.S. Patent No. 6,001,852 (entitled “Clioquinol for the treatment of Alzheimer’s disease”) and 5,994,323 (entitled “Pharmaceutical compositions comprising Clioquinol in combination with vitamin B-12 and therapeutic and prophylactic uses thereof”). The complaint also contains claims alleging conversion and unjust enrichment, and seeks both unspecified damages and equitable relief.

On November 28, 2001, the defendants responded with a counterclaim for a declaratory judgment that Drs. Bush, Cherny and Tanzi are not inventors of the aforementioned patents, along with counterclaims alleging tortuous interference with contractual and prospective business relations and unfair competition. The counterclaims seek both unspecified damages and equitable relief. Discovery in this case has just recently commenced, therefore it would be premature to express an opinion as to the outcome of the litigation.

We are not involved in any other legal proceedings. See Note 16 to the financial statements.

Dividend Distribution

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon conditions then existing, including our results of operations, financial condition, current and anticipated cash needs, contractual restrictions and other conditions as the Board of Directors may deem relevant.

B. SIGNIFICANT CHANGES

Since June 30, 2002, there has not been any significant changes in the operations or financial condition of the company, other than as referred to elsewhere in this annual report.

ITEM 9. THE OFFER AND LISTING

A. OFFER AND LISTING DETAILS

The following table sets forth, for the fiscal periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX. Our shares have traded on the ASX since our initial public offering on March 29, 2000.

	Per Ordinary Share (A$)
Fiscal Year Ended	High	Low

June 30, 2000:
Third Quarter (beginning March 29)	1.30	.20
Fourth Quarter	.88	.22

June 30, 2001:
First Quarter	.69	.37
Second Quarter	.82	.36
Third Quarter	1.01	.80
Fourth Quarter	1.29	.50

June 30, 2002:
First Quarter	1.34	.50
Second Quarter	1.12	.82
Third Quarter	2.60	.87
Fourth Quarter	2.42	1.41

June 30, 2003:
First Quarter	2.16	1.55
Second Quarter (thru November 30)	2.35	1.45

Month Ended:
June 2002	2.41	2.08
July 2002	2.15	1.60
August 2002	1.93	1.62
September 2002	2.35	1.80
October 2002	2.07	1.70
November 2002	1.80	1.45

Nasdaq Smallcap Market, Monthly Stock Information:

Since September 5, 2002 our Level II ADRs have traded on the Nasdaq SmallCap Market under the symbol “PRNAY.” The following table sets forth, for each month since September 5, 2002, the range of high ask and low bid prices of our Level II ADRs on the Nasdaq SmallCap Market:

	Per ADR (US$)
	High	Low
September (from September 5th)	12.80	11.00
October	11.50	9.39
November	10.50	9.00
December	9.52	6.86

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX. As of April 5, 2002, our ADRs were eligible to trade on the Nasdaq Small Cap OTC Bulletin Board in the U.S. and since September 5, 2002 our ADRs have traded on the Nasdaq Small Cap Market under the symbol “PRNAY.” We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs, each of which evidences an American Depositary Share, or ADS, which in turn represents ten of our ordinary shares.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our Registration Statement on Form 20-F dated August 26, 2002.

C. MATERIAL CONTRACTS

On May 7, 1999, we entered into a patent assignment and license agreement with the University of Melbourne. The agreement provided for the assignment of various patents and patent rights to us. We may not assign or transfer such patents for a period of five years unless the University of Melbourne provides prior written content. The University of Melbourne may terminate the agreement if we default in our obligations and do not remedy that default within thirty days of receiving notice. In consideration of the assignment of the patents, we were required to make certain payments to the University of Melbourne and to pay a royalty of 1.5% on the net price of products sold utilizing such patents. In addition we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any license or sub-licensee we appoint to utilize the patents.

Under the terms of a research funding agreement between us and the University of Melbourne, we are required to pay the University a minimum of A$297,000 (inclusive of goods and services tax), each year for a period of three years from December 1, 2000 for research projects. We have paid the University of Melbourne a total of A$1,589,950 through March 31, 2002 under our agreement of May 7, 1999.

On February 8, 2000, we entered into a patent assignment agreement with BRI. The agreement provides for the assignment of various patent applications and patent rights from BRI to us. In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents. In addition, we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any licensee or sub-licensee we appoint to utilize such patents, or a minimum of A$2,000 a year. If the patent rights are assigned before a total of A$20,000 has been paid as royalties, the difference between the royalties paid and A$20,000 must be paid to BRI.

Under the terms of a license agreement between us and GHC, we are required to pay GHC U.S.$166,590 (A$310,108) over a period of 30 months beginning January 1, 2001, and U.S.$182,000 (A$338,794) over a period of 30 months beginning August 1, 2001, for the right to use the results of research under a license for certain patent rights.

On January 1, 2001, we entered into another license agreement with GHC whereby we obtained an exclusive license with respect to certain patents and permits us to sublicense the patent rights to others. The agreement also provides us with the non exclusive right to use materials, substances and information that were used by GHC in research sponsored by us. In consideration of the license we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us. We are also required to pay certain advance milestone payments, to be reduced from the royalties. In addition to the royalties we are obligated to pay GHC 1.5% of any and all non-royalty payments, including license fees received from our affiliates. Each party to the agreement may terminate the agreement if the other party defaults in its materials obligations and does not remedy the default within sixty days after notice is given. GHC can terminate the licenses and rights granted to us under the agreement in any country in the event that after the first commercial sale in that country there will be a continuous one year period in which no products are sold.

Under the terms of our strategic alliance agreement with Kendle, they provide us with consultancy services in relation to the co-ordination, planning and management of intellectual property, research and development, planning, management and commercialisation strategy. Kendle provides its services to us at a rate of A$1,200 per day. For the years ended June 30, 2002, 2001 and 2000, we paid Kendle A$537,327 and A$279,896 and A$91,406, respectively.

We have entered into a consulting agreement with Professor Ashley Bush for the provision of research and development services relating to inventions and treatments for diseases caused by metal-mediated oxidative stress. The agreement provides for our payment of A$6,000 monthly consultancy fee during a three year term commencing on February 1, 2000.

D. EXCHANGE CONTROLS

Australia has largely abolished exchange controls on investment transactions. The Australian dollar is freely convertible into U.S. dollars. In addition, there are currently no specific rules or limitations regarding the export from Australia of profits, dividends, capital, or similar funds belonging to foreign investors, except that certain payments to non-residents must be reported to the Australian Cash Transaction Reports Agency, which monitors such transactions.

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer or in certain other limited circumstances. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of our outstanding shares (or else the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified period of time). In addition, if a foreign person acquires shares in our company and as a result the total holdings of all foreign persons and their associates exceeds 40% in aggregate without the approval of the Australian Treasurer, then the Treasurer may make an order requiring the acquirer to dispose of those shares within a specified time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire; (i) more than 15% of an Australian company or business with assets totaling over A$5 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

The percentage of foreign ownership in our company would also be included in determining the foreign ownership of any Australian company or business in which it may choose to invest. Since we have no current plans for any such acquisitions and does not own any property, any such approvals required to be obtained by us as a foreign person under the Takeovers Act will not affect our current or future ownership or lease of property in Australia.

Our Constitution does not contain any additional limitations on a non-resident’s right to hold or vote our securities.

Australian law requires the transfer of shares in our company to be made in writing, and stamp duty at the rate of 0.6% is payable in relation to any transfer of shares. No stamp duty will be payable in Australia on the transfer of ADRs provided that any instrument by which the ADRs are transferred is executed outside Australia.

E. TAXATION

Australian Tax Consequences

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal by the absolute beneficial owners of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

Nature of ADRs for Australian Taxation Purposes

ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a `bare trust’ for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be `franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by our company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the current Double Taxation Convention between Australia and the U.S., the Australian tax withheld on unfranked dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital gains tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.

If a non-Australian resident stockholder did own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that the Double Taxation Convention between the U.S. and Australia does not limit Australian capital gains tax. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

Tax on Sales or other Dispositions of Shares - Stockholders Holding Shares on Revenue Account

Some non-Australian resident stockholders may hold shares on revenue rather than on capital account, for example, share traders. These stockholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29%. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the U.S. and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident stockholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a stockholder were a resident of both Australia and the U.S. under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

Any transfer of shares through trading on the Australian Stock Exchange, whether by Australian residents or foreign residents, will be subject to a 2.0% stamp duty except in Queensland.

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ADRs as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, the bilateral taxation convention between Australia and the U.S. or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:
•	broker-dealers,
•	financial institutions,
•	certain insurance companies,
•	investors liable for alternative minimum tax,
•	tax-exempt organizations,
•	non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,
•	persons who hold the ordinary shares through partnerships or other pass-through entities,
•	investors that actually or constructively own 10 percent or more of our voting shares, and

•	investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation.

You are urged to consult your tax advisors regarding the foreign and United States federal, state and local tax considerations of an investment in ordinary shares.

For purposes of this summary, a U.S. Holder is:
•	an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;
•	a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;
•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

a trust if:
•	a court within the United States is able to exercise primary supervision over administration of the trust, and
•	one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Dividends

The gross amount of any distributions received with respect to ordinary shares, including the amount of any Australian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See “—Disposition of Ordinary Shares” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay, including the amount of any Australian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in A$ and converts the into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of our ordinary shares.

Any Australian withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

U.S. Gift and Estate Tax

An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F. DIVIDEND AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we are required to file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. We make our Securities and Exchange Commission filings electronically and they are available on the Securities and Exchange Commission’s website. We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm and we will file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first six months of each fiscal year.

This annual report and the exhibits thereto and any other document that we have to file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Suite 2, 1233 High Street, Armalale, Victoria, Australia, 3133.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We invest our excess cash in interest-bearing accounts and time deposits with government-insured institutions. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Additionally, the principal is not subject to any material risks arising from foreign currency exchange, rates, equity prices, or other market changes that affect market risk sensitive instruments. We do not utilize derivative financial instruments or other financial instruments subject to market risk.

We conduct our activities almost exclusively in Australia. However, we are required to make certain limited payments to the GHC in U.S. dollars. We do not believe that such limited payments subject us to any material foreign currency exchange risks.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Geoffrey P. Kempler and Chief Financial Officer Colin Masters, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

Item 16. Reserved

PART III

ITEM 17. FINANCIAL STATEMENTS

ITEM 18. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 17.

ITEM 19. EXHIBITS

Exhibit	Description
1.1	Constitution of Registrant.(1)

2.1

Deposit Agreement, dated as of March 23, 2001, entered into among Registrant and the Bank of New York, as Depositary, and owners and holders of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipts.(2)

4.1	Research Funding and Intellectual Property Assignment Agreement, dated December 1, 2000, between Registrant and the University of Melbourne.(1)

4.2

Agreement for the Assignment of Patents and Intellectual Property Licensing in relation to treatment to Alzheimer Disease, dated May 7, 1999, between Registrant and the University of Melbourne University of Melbourne University of Melbourne.(1)

4.3

Agreement for the Assignment of Patents and Intellectual Property Licensing in relation to treatment to Alzheimer Disease, dated February 8, 2000, between Registrant and the Biomolecular Research Institute.(1)

4.4	Agreement for the Development of Novel Therapies for Alzheimer Disease, dated August 3, 2001, between Registrant and AusIndustry.(1)

4.5	Research Expenditures Agreement, dated August 2, 2001, between Registrant and Massachusetts General Hospital.(1)

Exhibit	Description
4.6	Variation Agreement, dated August 8, 2001, between Registrant and General Hospital Corporation.(1)

4.7	License Agreement, dated January 1, 2001, between Registrant and General Hospital Corporation.(1)

4.8	Scientific Advisory Board Agreement, dated December 2, 1999, between Registrant and Prof. Peter Colman.(1)

4.9	Deed of variations to Services Agreement, dated January 26, 2000, between Registrant and Prof. Ashley Bush.(1)

4.10	Agreement for Services, dated February 7, 2000, between Registrant and Prof. Colin Masters.(1)

4.11	Agreement to provide office, computer, administration and meeting facilities, dated January 31, 2000, between Registrant and Aroma Science Pty Ltd.(1)

4.12

Strategic Alliance Agreement in relation to co-ordination, planning and management of intellectual property, research and development, planning, management and commercialisation strategy, dated December 1, 2000, between Registrant and Kendle Pty Ltd.(1)

4.13	Advisory Agreement dated October 20, 2,000 between Registrant and GTH Capital Inc.(1)

4.14	Agreement to Provide Accounting, Administration, Corporate Advice And Company Secretarial Services, dated as of, February 23, 2000, between Registrant and Malvern Administrative Services.(1)

4.15	Grant Agreement, dated as of, January 1, 2001, between Registrant and the Commonwealth of Australia, by the Industry Research and Development Board.(1)

4.16

Form of Indemnity for Clinical Trials, dated as of September 2000, between Registrant and Melbourne Health (Royal Melbourne Hospital Campus), Royal Melbourne Hospital Research Foundation Incorporated, University of Melbourne, Mental Health Research Institute of Victoria.(1)

4.17	Commitment, dated as of November 7, 2001, between Registrant and University of Melbourne.(1)

10.1	Prana Biotechnology Limited, Employees and Consultants Option Plan 2000.(1)

99.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

Exhibit	Description
99.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by referenced to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002. (File No. 000-49843).
(2)	Incorporated by referenced to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 9, 2001 (File No. 333-13264).

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

PRANA BIOTECHNOLOGY LIMITED

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

INDEPENDENT AUDITORS’ REPORT

To The Board Of Directors And Shareholders Of Prana Biotechnology Limited

We have audited the accompanying statements of financial position of Prana Biotechnology Limited (a development stage enterprise) as of 30 June 2002 and 2001, and the related statements of financial performance, cash flows and changes in stockholders’ equity for each of the three years in the period ended 30 June 2002 and for the period from 11 November 1997 (date of inception) to 30 June 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Australia and in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prana Biotechnology Limited as of 30 June 2002 and 2001, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2002 and for the period from 11 November 1997 (date of inception) to 30 June 2002, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the three years in the period ended 30 June 2002 and the determination of total equity as of 30 June 2002 and 2001, to the extent summarised in Note 26 to the financial statements.

DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu

Chartered Accountants

Melbourne, Victoria, Australia 23 October 2002, except for Note 26 as to which the date is 6 December 2002

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

STATEMENTS OF FINANCIAL POSITION (in Australian dollars)

	30 June
	2002	2001
Current assets
Cash assets	3,585,014	6,854,873
Receivables	107,936	355,621
Other	60,367	166,341
Total Current Assets	3,753,317	7,376,835
Non Current Assets
Property, plant and equipment	139,653	149,555
Intangible assets	13,688,349	14,788,353
Total Non Current Assets	13,828,002	14,937,908
Total Assets	17,581,319	22,314,743
Current Liabilities
Payables	912,333	912,258
Provisions	—	9,608
Total Current Liabilities	912,333	921,866
Total Liabilities	912,333	921,866
Net Assets	16,668,986	21,392,877
Equity
Contributed equity	13,001,468	12,276,892
Reserves	14,661,942	14,661,942
Accumulated deficit during the development stage	(10,994,424)	(5,545,957)
Total Equity	16,668,986	21,392,877

See notes to the financial statements.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

STATEMENTS OF FINANCIAL PERFORMANCE (in Australian dollars)

		Years ended 30 June			Period from Inception (11 November 1997) to 30 June 2002
		2002	2001	2000
	Notes
Revenue from ordinary activities		793,970	516,182	78,758	1,388,910

Depreciation and amortisation expense		(1,160,595)	(1,140,658)	(654,977)	(2,956,230)
Patents, research and development expense		(2,479,945)	(2,362,917)	(421,933)	(5,264,795)
Consulting fee expense		(604,873)	(306,530)	(179,998)	(1,091,401)
Legal fee expense		(823,201)	(252,675)	(13,082)	(1,088,958)
Employee benefits expense		(378,853)	(122,199)	-	(424,818)
Corporate compliance expense		(339,383)	(196,629)	(75,999)	(612,011)
Other expenses from ordinary activities		(455,587)	(273,553)	(59,057)	(945,121)

Loss from ordinary activities before income tax expense		(5,448,467)	(4,138,979)	(1,326,288)	(10,994,424)
Income tax expense relating to ordinary activities		—	—	—	—

Net loss		(5,448,467)	(4,138,979)	(1,326,288)	(10,994,424)

Total changes in equity other than those resulting from transactions with owners as owners		(5,448,467)	(4,138,979)	(1,326,288)	(10,994,424)

Loss per share (basic and diluted)		(0.10)	(0.08)	(0.04)	N/a

See notes to the financial statements.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

PART IV STATEMENTS OF CASH FLOWS (in Australian dollars)

		Years ended 30 June			Period from Inception (11 November 1997) to 30 June 2002
		2002	2001	2000
	Notes

Cash Flows from Operating Activities

Payments to suppliers and employees		(4,851,902)	(2,651,685)	(1,006,571)	(8,510,158)
Interest received		242,215	253,177	78,758	574,150
Government grant received		843,714	—	—	843,714
Income tax refund/(paid)		—	38,193	(38,193)
Net cash flows used in operating activities	13 (a)	(3,765,973)	(2,360,315)	(966,006)	(7,092,294)
Cash Flows from Investing Activities

Payments for purchase of property, plant and equipment		(84,232)	—	—	(84,232)
Net cash flows used in investing activities		(84,232)	—	—	(84,232)
Cash Flows from Financing Activities
Proceeds from issue of shares		—	4,999,999	8,000,960	13,000,959
Payment of share issue costs		—	(254,400)	(529,137)	(783,537)
Proceeds from exercise of options		580,346	—	2,500	582,846
Repayment of borrowings		—	—	(2,038,728)	(2,038,728)
Net cash flows from financing activities		580,346	4,745,599	5,435,575	10,761,540
Net (decrease)/increase in cash held		(3,269,859)	2,385,284	4,469,569	3,585,014

Opening cash brought forward		6,854,873	4,469,589	20	—
Closing cash carried forward	13 (b)	3,585,014	6,854,873	4,469,589	3,585,014

See notes to the financial statements.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

STATEMENTS OF CHANGES IN STOCKHOLDER’S EQUITY (in Australian dollars)

	Number of Shares	Contributed Equity	Accumulated Deficit During Development Stage	Asset Revaluation Reserve	Total
Balance, 11 November 1997 (Inception)	—	—	—	—	—

Net loss	—	—	(690)	—	(690)
Issuance of shares to founders	20	20	—	—	20
Balance, 30 June 1998	20	20	(690)	—	(670)
Net loss	—	—	(80,000)	—	(80,000)
Balance, 30 June 1999	20	20	(80,690)	—	(80,670)

Net loss	—	—	(1,326,288)	—	(1,326,288)
Revaluation of intangible assets to directors’ valuation	—	—	—	14,661,942	14,661,942
297 for 1 share split	5,920	—	—	—	—
Issuance of shares in connection with private placement	960	960	—	—	960
5,000 for 1 share split	34,493,100	—	—	—	—
Issuance of shares in connection with initial public offering, net of issue costs	16,000,000	7,470,863	—	—	7,470,863
Issuance of shares in connection
with exercise of options	5,000	2,500	—	—	2,500
Balance, 30 June 2000	50,505,000	7,474,343	(1,406,978)	14,661,942	20,729,307

Net loss	—	—	(4,138,979)	—	(4,138,979)
Issuance of shares in connection with private placements, net of issue costs	6,666,666	4,745,599	—	—	4,745,599
Compensation expense attributable to issuance of shares to consultants	88,600	48,950	—	—	48,950
Compensation expense attributable to issuance of options to consultants	—	8,000	—	—	8,000
Balance, 30 June 2001	57,260,266	12,276,892	(5,545,957)	14,661,942	21,392,877
Net loss	—	—	(5,448,467)	—	(5,448,467)
Issuance of shares in connection with exercise of options	1,160,690	580,346	—	—	580,346
Compensation expense attributable to issuance of
shares to consultants	191,794	144,230	—	—	144,230
Balance, 30 June 2002	58,612,750	13,001,468	(10,994,424)	14,661,942	16,668,986

See notes to the financial statements.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

NOTES TO FINANCIAL STATEMENTS - in Australian dollars

ITEM 20. 1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited (“Prana” or the Company”) was incorporated on 11 November 1997 in Melbourne, Australia and is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.

On 28 March 2000, the Company completed its initial public offering in Australia and listed on the Australian Stock Exchange. In September 2002, the Company’s shares were approved for listing on NASDAQ (Code: PRAN).

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001 and Accounting Standards. Other mandatory professional reporting requirements (Urgent Issues Group Consensus Views) have also been complied with.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

ITEM 21. Development Stage — Risks and uncertainties

As a development stage enterprise, the Company’s prospects are subject to the risks, expenses and uncertainties frequently encountered by companies, which have not yet commercialised any applications of their technology, particularly in new and evolving markets. Prana’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Company and its competitors, new technology introduced by the Company and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

Prana will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The Company cannot be certain that they will be able to raise any required funding or capital, on favourable terms or at all, or that they will be able to establish corporate collaborations on acceptable terms, if at all. If the Company is unable to obtain such additional funding or capital, they may be required to reduce the scope of their development plans.

Prana’s experience in exploiting their technology is limited. The Company cannot be certain that their operations will be profitable in the short-term, or at all. If Prana fails in any of their efforts to establish or expand their business, the results of operations, financial condition and liquidity of the Company could be materially adversely affected. The Company cannot be certain that they will be able to obtain or retain any permits required by the Company to market, sell and deliver our technology. Any of these factors could result in cessation of Prana’s operations.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Significant Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(a) Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks, and money market investments readily convertible to cash.

(b) Recoverable amount of non-current assets

Each reporting period, the directors assess the recoverable amount of all non-current assets. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. The recoverable amount is estimated based on expected net cash flows discounted to their present values using a market-determined, risk-adjusted discounted rate.

(c) Property, plant and equipment

Property, plant and equipment are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to five years.

(d) Intangible assets and research and development expense

Until December 1999, costs associated with the acquisition and development of the Company’s core intellectual property were capitalised as intangible assets. After considering an independent valuation of the Company’s core intellectual property at December 1999, the directors revalued the assets upwards by $14,661,942 to $16,500,000. The revaluation was recorded in the asset revaluation reserve in equity. Subsequent to the revaluation, all costs associated with the acquisition and development of core intellectual property are charged to patents, research and development expense.

Core intellectual property is being amortised on a straight-line basis over a period of 15 years, being the period in which the future benefits are expected to arise. The directors regularly review the carrying value of core intellectual property to ensure its carrying value does not exceed its recoverable amount.

In accordance with Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets (“AASB 1041”), on 1 July 2000 the directors deemed the revalued carrying amount of core intellectual property to be cost for financial reporting purposes.

(e) Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

Payables to related parties are carried at the principal amount. No interest is charged by the lender.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(f) Share capital

Ordinary share capital is recognised at the fair value of the consideration received by the Company, as determined by the directors.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(g) Revenue recognition

Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Interest

Interest income is recognized as earned and collectibility reasonably assured.

Government grants

Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

(h) Income tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses and timing differences is not carried forward as an asset unless the benefit is virtually certain of being realised. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realisation is assured beyond any reasonable doubt.

Where assets are revalued, no provision for potential capital gains tax has been made.

(i) Employee entitlements

Provision is made for employee entitlement benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave and long service leave.

Employee entitlements expenses and revenues arising in respect of the following categories:
•	Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

•	Other types of employee entitlements;

are charged against profits on a net basis in their respective categories.

The value of the options issued under the Employee Share Incentive Scheme described in Note 15 (b) is not being charged as an employee entitlement expense.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(j) Loss per share

Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares outstanding during the period. The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive. See Note 18.

All per share amounts have been restated to reflect the share splits during the year ended 30 June 2000. See Note 11(b).

(k) Financial instruments issued by the Company

Debt and equity instruments

Debt and equity instruments are classified as either liabilities or as equity in accordance with the substance of the contractual arrangement.

Transaction costs on the issue of equity instruments

Transaction costs arising on the issue of equity instruments are recognised directly in equity as a reduction of the proceeds of the equity instruments to which the costs relate. Transaction costs are the costs that are incurred directly in connection with the issue of those equity instruments and which would not have been incurred had those instruments not been issued.

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the statement of financial position classification of the related debt or equity instruments or component parts of compound instruments.

(l) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except:

i.	Where the amount of GST incurred is not recoverable from the taxation authority, it is recognised as part of the cost of acquisition of an asset or as part of an item of expense; or

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

ii.	For receivables and payables which are recognised inclusive of GST.

The gross amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows attributable to the GST are included in the statement of cash flows on a gross basis.

(m) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(n) Foreign currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Accounts payable and receivable balances at the reporting date are translated at the exchange rate in effect at that date.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(o) Going concern

The Company’s financial statements are prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. During the year ended 30 June 2002, the Company incurred a net loss of $5,448,467 and net cash outflows from operating activities of $3,779,515, and had an accumulated deficit of $10,994,424 as at 30 June 2002. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. The directors consider that the going concern basis of accounting is appropriate for the following reasons:
•	As at 30 June 2002, the Company had cash assets of $3,585,014 and working capital of $2,840,984;
•	The most recently prepared cash flow forecasts prepared by management and reviewed by the directors indicate that the Company will have sufficient cash to meet their operating requirements for the foreseeable future;
•	The Company has 7,173,310 share options on issue with an exercise price of $0.50 which expire 1 March 2003. As the exercise price is significantly lower than the Company’s current and recent share price (being $2.15 at 30 June 2002) the directors are confident that these options will be exercised, resulting in expected cash inflows of $3,765,973 (included within the Company’s cash flow forecasts);
•	The Company expects to place further shares with strategic investors within the next six to 12 months. The directors are confident that a share placement will be achieved if required, based on strong interest from investors and the Company’s track record in successfully placing shares with US and Australian investors.

(p) Start-up and organization costs

Costs of start-up activities and organizational costs are expensed as incurred.

(q) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

2. REVENUE FROM ORDINARY ACTIVITIES

	Years Ended 30 June
	2002	2001	2000
Interest - Other persons/corporations	226,720	290,182	78,758

Government grant (i)	567,250	226,000	—
Total revenues from ordinary activities	793,970	516,182	78,758

(i) On 26 July 2001, the Company announced the grant of a $1.74 million START grant from the Australian Industry Research and Development Board to expand the Company’s core intellectual property for drug treatment of neurodegenerative diseases. During the year ended 30 June 2001, $226,000 of the grant was recognized as revenue as the Company received written notification of the grant prior to 30 June 2001 and met the revenue recognition criteria disclosed in Note 1(g) for this portion of the grant. During the year ended 30 June 2002, the Company met the revenue recognition criteria to record an additional $567,250 of this grant as revenue.

3. EXPENSES FROM ORDINARY ACTIVITIES

Depreciation of non-current assets

Property, plant and equipment	60,591	40,655	43,333

Amortisation of non-current assets
Core intellectual property	1,100,004	1,100,003	611,644
Total depreciation and amortisation expenses	1,160,595	1,140,658	654,977
Patents, research and development expenses
Research and development	1,708,380	1,610,054	26,923
Patents	771,565	752,863	395,010
Total patents, research and development expenses	2,479,945	2,362,917	421,933

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

4. INCOME TAX

	Years Ended 30 June
	2002	2001	2000

(a) Prima facie income on the loss from ordinary activities before income tax	1,634,540	1,407,253	477,464

Non-deductible amortisation	(330,001)	(374,001)	(221,191)

Other non-deductible expenses	(169,528)	(4,214)	(3,600)

Timing differences and tax losses not brought to
account as future income tax benefits (Note 4(b))	(1,135,011)	(1,029,038)	(252,673)
Income tax expense relating to ordinary activities	—	—	—
(b) Potential future tax benefits at 30% (2001: 34%, 2000: 36% not brought to account attributable to:
Tax losses - revenue	2,269,938	1,138,623	269,235
Timing differences	7,500	5,282	3,400
	2,277,438	1,143,905	272,635

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

The Company has future income tax benefits of tax losses not recognised as assets because recovery is not virtually certain. Such benefits will only be obtained if:

(i)	future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realised;

(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and

(iii)	no changes in tax legislation adversely affect the Company in realising the benefit. The Company has no franking credits available at year end.

5. RECEIVABLES (CURRENT)

	30 June
	2002	2001
Government grant receivable (inclusive of GST)	—	248,600
Sundry debtors and other	21,510	43,118
Goods and services tax receivable	86,426	63,903
	107,936	355,621

6. OTHER ASSETS (CURRENT)

Prepayments	60,367	166,341

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

7. PROPERTY, PLANT

		30 June
		2002	2001
	Notes
Gross carrying amount
Balance at beginning of year		233,543	200,000
Additions		50,689	33,543
Disposals		—	—
Balance at end of year		284,232	233,543
Accumulated depreciation
Balance at beginning of year		(83,988)	(43,333)
Disposals		—	—
Depreciation expense		(60,591)	(40,655)
Balance at end of year		(144,579)	(83,988)
Net book value at end of year		139,653	149,555

Aggregate depreciation allocated during the year is recognised as an expense and disclosed in Note 3.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

8. INTANGIBLE ASSETS

	30 June
	2002	2001
Core intellectual property - at cost	16,500,000	16,500,000

Accumulated amortisation	(2,811,651)	(1,711,647)
	13,688,349	14,788,353

Aggregate amortisation allocated during the year is recognised as an expense and disclosed in Note 3.

9. PAYABLES (CURRENT)

Trade creditors	518,375	820,497
Other creditors	324,040	31,078
Amounts payable to Director-related entity	69,918	33,400
Goods and services tax payable	—	27,283
	912,333	912,258
10. PROVISIONS (CURRENT)
Employee entitlements	—	9,608

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

11. CONTRIBUTED EQUITY

	30 June
	2002	2001	2000
(a) Contributed equity
Ordinary shares fully paid	12,993,468	12,268,892	7,474,343
Options fully paid	8,000	8,000	—
	13,001,468	12,276,892	7,474,343

(b) Movements in shares on issue

	A. 30 JUNE
	2002		2001		2000
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Beginning of the year	57,260,266	12,268,892	50,505,000	7,474,343	20	20

Movement during the year	1,352,484	724,576	6,755,266	4,794,549	50,504,980	7,474,323
End of the year	58,612,750	12,993,468	57,260,266	12,268,892	50,505,000	7,474,343

Details of share issuances are as follows:

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Date	Details	Notes	Number	Issue Price	$

23 December 1999	297 for 1 share split		5,920	—	—

6 January 2000	Private placement	(i)	960	1.00	960

7 January 2000	5000 for 1 share split		34,493,100	—	—

28 March 2000	Initial public offering, net of issue
	costs of $529,137		16,000,000	0.50	7,470,863

26 April 2000	Exercise of options		5,000	0.50	2,500
Year ended 30 June 2000	Total		50,504,980		7,474,323
15 February 2001	Private placement, net of issue costs of $254,400		6,666,666	0.75	4,745,599

4 April 2001	Non-cash share issue in consideration for services
	provided by consultants	(ii)	50,000	0.40	20,000

27 June 2001	Non-cash share issue in consideration for services
	provided by consultants	(iii)	38,600	0.75	28,950
Year ended 30 June 2001	Total		6,755,266		4,794,549

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

11. CONTRIBUTED EQUITY (continued)

(b) Movements in shares on issue (continued)

Details of share issuances are as follows (continued):

Date	Details	Notes	Number	Issue Price		$

4 February 2002	Exercise of options		134,000	0.50		67,000
12 February 2002	Exercise of options		2,000	0.50		1,000
22 February 2002	Exercise of options		76,000	0.50	.	38,000
27 February 2002	Exercise of options		40,000	0.50		20,000
6 March 2002	Exercise of options		90,000	0.50		45,000
8 March 2002	Non-cash share issue in consideration for services provided by consultants	(iv)	191,794	0.75		144,230
12 March 2002	Exercise of options		272,690	0.50		136,345
14 March 2002	Exercise of options		10,000	0.50	.	5,000
20 March 2002	Exercise of options		12,000	0.50	.	6,000
21 March 2002	Exercise of options		100,000	0.50	.	50,000
25 March 2002	Exercise of options		3,000	0.50	.	1,500
9 April 2002	Exercise of options		32,500	0.50	.	16,250
10 April 2002	Exercise of options		2,500	0.50	.	1,250
11 April 2002	Exercise of options		102,500	0.50	.	51,250
10 May 2002	Exercise of options		100,000	0.50	.	50,000
23 May 2002	Exercise of options		180,000	0.50	.	90,000
16 June 2002	Exercise of options		3,500	0.50	.	1,750
Year ended 30 June 2002	Total		1,352,484			724,576

(i)	The issuance of 960 shares at $1.00 per share on 6 January 2000 does not give effect to the 5000 for 1 share split on 7 January 2000. After giving effect to the share split, such shares amounted to 4,800,000 shares at $0.0002 per share.
(ii)	The Company recognised non-cash compensation expense of $20,000 based on the director’s valuation of the services rendered.
(iii)	The Company recognised non-cash compensation expense of $28,950 based on the director’s valuation of the services rendered.
(iv)	The Company recognised non-cash compensation expense of $144,230 based on the director’s valuation of the services rendered.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

11. CONTRIBUTED EQUITY (continued)

(c) Movements in share options

	B. 30 JUNE

	2002		2001		2000

	Number of Options	Comp. Expense	Number of Options	Comp. Expense	Number of Options	Comp. Expense

Beginning of the year	28,655,000	8,000	28,245,000	—	—	—

Issued during the year	400,000	—	410,000	8,000	28,250,000	—

Exercised during the year (Note 11(b))	(1,160,690)	—	—	—	(5,000)

End of the year	27,894,310	8,000	28,655,000	8,000	28,245,000	—

Details of option issuances are summarised as follows:

•	On 6 January 2000, the Company issued 17,250,000 options to shareholders and promoters as an award for assisting the Company with its initial public offering (“IPO”). Such options are exercisable after 1 March 2002 and on or before 1 December 2004 at an exercise price of $0.50 per option.
•	On 6 January 2000, the Company issued 3,000,000 options to directors and consultants as an incentive. Such options are exercisable after 1 March 2002 and on or before 1 December 2004 at an exercise price of $0.50 per option. These options are forfeited in the event the director or consultant terminates employment with the Company except in the event that a director is removed from office within this period by a vote of the shareholders.
•	On 28 March 2000, the Company issued 8,000,000 options attached on a 1 for 2 basis to the shares issued in connection with the IPO. Such options are exercisable on or before 1 March 2003 at an exercise price of $0.50 per option.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

•	On 4 April 2001, the Company issued 400,000 options to an outside consultant in consideration for services rendered. Such options are exercisable on or before 20 March 2004 at an exercise price of $0.50 per option. The Company recorded $7,800 compensation expense based on the director’s valuation of the options.
•	On 27 June 2001, the Company issued 10,000 options to an outside consultant under the Employee Share Incentive Scheme (see Note 15(b)) as a reward for services rendered to the Company. Such options are exercisable on or before 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultant terminates employment with the Company. The Company recorded $200 compensation expense based on the director’s valuation of the options.
•	On 23 January 2002, the Company issued 200,000 options to an outside consultant in consideration for services rendered. Such options are exercisable on or before 20 March 2004 at an exercise price of $0.50 per option. The Company did not record any compensation expense in connection with the issuance of the options.
•	On 7 March 2002, the Company issued 200,000 options to outside consultants under the Employee Share Incentive Scheme (see Note 15(b)) as a reward for services rendered to the Company. Such options are exercisable on or before 3 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultants terminate employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

(d) Terms and conditions of contributed equity

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holders to one vote, either in person or by proxy, at a meeting of the Company. Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

11. CONTRIBUTED EQUITY (continued)

(e) Shares and options issued after reporting date

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$

8 July 2002	Exercise of options		4,000	0.50	2,000
10 July 2002	Exercise of options		13,274	0.50	6,637
12 July 2002	Non-cash share issue in consideration for services provided by consultants	(i)	13,550	2.02	27,371
18 September 2002	Exercise of options		32,000	0.50	16,000
30 September 2002	Exercise of options		25,000	0.50	12,500
	Total		87,824		64,508
(i)	The Company recognised non-cash compensation expense of $27,371 based on the director’s valuation of the services rendered.

Details of option issuances are summarised as follows:

•	On 10 July 2002, the Company issued 113,274 options to consultants under the Employee Share Incentive Scheme. Such options are exercisable on or before 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultant terminates employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

12. RESERVES AND ACCUMULATED LOSSES

		30 June
		2002	2001	2000
	Notes
Asset revaluation reserve	12(a)	14,661,942	14,661,942	—
Accumulated losses	12(b)	(10,994,424)	(5,545,957)	14,661,942

(a) Asset revaluation reserve

Nature and purpose of reserve

The asset revaluation reserve is used to record increments and decrements in the value of non-current assets

Movements in reserve
Balance at beginning of year		14,661,942	14,661,942	—
Revaluation of core intellectual property
to directors’ valuation		—	—	14,661,942
Balance at end of year		14,661,942	14,661,942	14,661,942

On 1 July 2000, as allowed by AASB 1041, the directors have deemed the carrying value of the Company’s core intellectual property at valuation to be cost. As a result, the asset revaluation reserve is no longer available to absorb any future write-downs of core intellectual property. Subsequent to 1 July 2000, future write-downs of these assets to the recoverable amount must be made through the Statements of Financial Performance.

(b) Accumulated losses

Balance at beginning of year	(5,545,957)	(1,406,978)	(80,690)
Net loss for the year	(5,448,467)	(4,138,979)	(1,326,288)
Balance at end of year	(10,994,424)	(5,545,957)	(1,406,978)

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

13. STATEMENT OF CASH FLOWS

		Years Ended 30 June
		2002	2001	2000
	Notes

(a) Reconciliation of the operating loss after tax to the net cash flows from operations
Loss from ordinary activities after tax		(5,448,467)	(4,138,979)	(1,326,288)
Non-cash items
Depreciation of property, plant and equipment		60,591	40,655	43,333
Amortisation of intangible assets		1,100,004	1,100,003	611,644
Non-cash issue of shares and share options in consideration of operating expenses		144,230	56,950	—
Changes in assets and liabilities
Increase in payables		33,618	731,579	67,137
Decrease/(increase) in receivables		247,685	(317,429)	(38,193)
Decrease/(increase) in prepayments		105,974	157,298	(323,639)
(Decrease)/increase in provision for employee entitlements		(9,608)	9,608	—

Net cash flows used in operating activities		(3,765,973)	(2,360,315)	(966,006)
(b) Reconciliation of cash
Cash balance comprises:
— cash on hand		3,585,014	6,854,873	4,469,589
Closing cash balance		3,585,014	6,854,873	4,469,589

(c) Non-cash financing and investing activities

During the years ended 30 June 2002 and 2001, the Company issued shares and options to outside consultants in consideration for services rendered. See Notes 11(b) and 11(c).

During the year ended 30 June 2001, the Company purchased property and equipment for $33,543. Such purchase was financed with trade creditors and therefore has not been reflected in the Statements of Cash Flows until the year ended 30 June 2002 when the liability was repaid.

There were no non-cash investing and financing activities during the year ended 30 June 2000.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

14. EXPENDITURE COMMITMENTS

Under the terms of a Research Funding and Intellectual Property assignment agreement between Prana Biotechnology Limited and the University of Melbourne, Prana is required to pay the University a minimum sum of $297,000 (inclusive of GST), each year for a period of three years from 1 December 2000 for research projects.

Under the terms of several licence agreements between the Company and the General Hospital Corporation conducting business as The Massachusetts General Hospital, Prana is required to pay the hospital for the right to use the results of research under a licence to patent rights in order to commercially develop, manufacture, use and distribute products through the world. Commitments include: USD 166,590 for a period of 30 months from 1 January 2001 and USD 182,000 for a period of 30 months from 1 August 2001.

Professor Ashley Bush has entered a Consultancy Agreement with the company for the provision of research and development services relating to technologies in respect of inventions and treatments for diseases caused by metal-mediated oxidative stress. The agreement provides for a term of three years commencing on 1 February 2000 with a monthly consultancy fee payable by the Company of $6,000.

Malvern Administrative Services Pty Ltd provides administrative support at a rate of $10,000 per month.

Aroma Science Pty Ltd provides office, computer administration and meeting facilities at a rate of $2,500 per month. These latter two commitments may be terminated with three months’ notice from either Prana or the other party.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

15. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

	30 June
	2002	2001

(a) Employee Entitlements

The aggregate employee entitlement liability is composed of:
Provisions (current)	—	9,608

Number of employees: five (2001: three employees)

(b) Employee Share Incentive Scheme

At the Annual General Meeting held on 22 November 2000, shareholders approved the establishment of an Employee Share Incentive Scheme designed to reward executives, employees and/or consultants for their contributions to the Company. It is also proposed as a method of retaining key personnel for the growth and development of the Company’s intellectual property rights. The options cannot be transferred and will not be quoted on the Australian Stock Exchange. At 30 June 2002 there were no Directors, no executives, no staff and three consultants participating in the scheme.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

15. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

(b) Employee Share Incentive Scheme (continued)

Information with respect to the number of options granted under the Employee Share Incentive Scheme is as follows:

	30 June
	2002		2001		2000
	Number of Options	Exercise Price	Number of Options	Exercise Price	Number of Options	Exercise Price
Beginning of the year	10,000	0.50	—	—	—	—

Issued during the year	200,000	0.50	10,000	0.50	—	—

End of the financial year	210,000	0.50	10,000	0.50	—	—

16. CONTINGENT LIABILITIES

Prana Biotechnology Limited is developing a pipeline of drugs for the diagnosis and treatment of Alzheimer’s Disease and other neurodegenerative disorders. Prana sponsored scientists, led by Professor Colin Masters (University of Melbourne) and Professor Ashley Bush (Harvard Medical School), have reported the use of one such molecule, PBT1, for the reversal of the plaques associated with Alzheimer’s disease in transgenic mice.

Prana is involved in a patent dispute, limited to only one of its molecules. In particular, a company called P.N. Gerolymatos S.A. has been granted patents in the United States of America in relation to certain applications of the lead compound PBT1 currently in use in Prana’s Phase II human clinical trials. In addition, a corresponding Australian application in the name of P.N. Gerolymatos S.A. has been accepted, but is the subject of an opposition by Prana Biotechnology Limited. The

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

results of these proceedings are yet to be determined. Prana is confident of its just entitlement to any necessary rights to all patents required to commercialise its discoveries. Prana has retained William Lee, Managing Partner of Hale & Dorr, to protect its position.

Apart from this matter, the Company is not involved in any legal or arbitration proceedings and, so far as Directors are aware, no such proceedings are pending or threatened against the Company.

17. SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the Company, the results of those operations, or the state of affairs of the Company in subsequent financial years.

18. LOSS PER SHARE

	Years Ended 30 June
	2002	2001	2000

Basic loss per share	(0.10)	(0.08)	(0.04)

Weighted average number of ordinary shares on issue used in the calculation of basic loss per share (as adjusted for the share splits during the year ended 30 June 2000 — see Note 11(b))	57,623,389	53,090,491	37,342,040

The options in place do not have the effect to dilute the loss per share.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

19. REMUNERATION OF DIRECTORS

	Years Ended 30 June
	2002	2001	2000

Directors’ remuneration

Income paid or payable, or otherwise made available, in respect of the financial year, to all Directors of the Company directly or indirectly, from the entity of which they are Directors or any related party	348,204	200,000	130,415

The number of Directors of the Company whose income (including superannuation contributions) falls within the following income bands is:

$ 0 to $ 9,999	—	—	1
$ 10,000 to $ 19,999	—	—	2
$ 20,000 to $ 29,999	2	2	1
$ 50,000 to $ 59,999	1	1	—
$ 70,000 to $ 79,999	—	—	1
$ 100,000 to $ 109,999	—	1	—
$ 240,000 to $ 249,999	1	—	—

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

20. REMUNERATION OF EXECUTIVES

	Years Ended 30 June
	2002	2001	2000

Remuneration received or due and receivable by executive officers of the Company whose remuneration is $100,000 or more, from the Company or any related party, in connection with the management of the affairs of the Company whether as an executive officer or otherwise	248,204	100,000	—

	No.	No.	No.
The number of executives of the Company whose remuneration falls within the following band is:

$100,000 — $109,999	—	1	—
$240,000 — $249,999	1	—	—

21. AUDITORS’ REMUNERATION

Amounts received or due and receivable for:
— an audit or review of the financial report of the entity	67,078	17,463	15,638
— other services in relation to the entity	69,275	4,250	12,500

	136,353	21,713	28,138

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

22. RELATED PARTY DISCLOSURES

	Years Ended 30 June
	2002	2001	2000

Directors

The Directors of the Company during the financial year were: G. P. Kempler C. L. Masters G. W. Mihaly B. D. Meltzer

Director—related entity transactions

Services

Kendle Pty Ltd, a Director—related company to G. Mihaly, provided continuous analysis and reviews of the Company’s commercialisation and intellectual property management as well as clinical trial management and monitoring. Fees paid to Kendle Pty Ltd during the year were:	537,327	246,496	64,785

Amount owing to Kendle Pty Ltd (included in payables)	69,918	33,400	26,621

Melbourne University, an entity to which C.Masters is an employee, provided research & development activities. Fees paid to Melbourne University during the year were:	994,506	862,350	—

Aroma Science Pty Ltd, a Director—related company to G. Kempler, provided office, computer administration and meeting facilities. Fees paid to Aroma Science Pty Ltd during the year were:	30,000	30,000	12,500

The operations of the Company prior to the 28 March 2000 IPO and listing on the Australian Stock Exchange were funded by two Director—related entities Baywick Pty Ltd (G Kempler) and Jagan Nominees Pty Ltd (B Liberman). These loans were repaid in the 2000 fiscal year in the amount of	—	—	2,037,748

Professor Ashley Bush in consulting fees for the provision of research and development services relating to inventions and treatments for diseases caused by metal—mediated oxidative stress	72,000	72,000	24,000

Equity Instruments of Directors

	Number of Ordinary Shares Fully Paid			Number of Options over Ordinary Shares
	2002	2001	2000	2002	2001	2000

Interests at balance sheet date	16,953,000	15,409,000	15,409,000	11,107,500	10,336,000	10,336,000
Movement in directors’ equity holdings	1,544,000	—	15,408,980	771,500	—	—

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

23. SEGMENT INFORMATION

The Company’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

24. FINANCIAL INSTRUMENTS

(a) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

(b) Interest rate risk

The Company has cash on deposit which is professionally managed by external parties to optimise the impact of interest rate fluctuations pursuant to conservative investment guidelines. The Company has $2,800,000 in 90 day term deposits at fixed interest rates between 4.47% and 4.95%, $400,000 in a 30 day term deposit at a fixed interest rate of 4.80%, and $ 385,014 in a cheque account at a variable interest rate of 3.53% at 30 June 2002. The weighted average interest rate is 4.45% and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

At 30 June 2001, the Company had $1,300,000 in a six month term deposit at a fixed interest rate of 5.46%, $1,326,303 in a four month term deposit at a fixed rate of 4.9% and $4,228,571 in a cheque account at a variable interest rate of 4.10%. The weighted average interest rate was 4.51%.

Deposits or withdrawals from term deposits may be made at any time without prior notice or penalty.

Receivables and payables are non-interest bearing.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

(c) Net fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

(d) Credit risk

Financial assets, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and receivables. The Company’s cash and cash equivalents are placed with high credit quality financial institutions and receivables are presented net of any allowances for estimated doubtful receivables. Accordingly, the Directors believe the Company has no significant concentration of credit risk.

25. ADDITIONAL COMPANY INFORMTION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered Office	Principal Place of Business

Suite 2	Level 1

1233 High Street	100 Dorcas Street

Armadale Vic 3148	South Melbourne Vic 3205

Tel: (03) 9824 8166	Tel: (03) 9690 8537

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

26. RECONCILIATION TO US GAAP

The financial statements have been prepared in accordance with accounting principles generally accepted in Australia (“A-GAAP”), which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the significant adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between A-GAAP and US GAAP.

Reconciliation of net loss

		Years Ended 30 June
		2002	2001	2000

Net loss in accordance with A—GAAP		(5,448,467)	(4,138,979)	(1,326,288)
US GAAP adjustments:
Share—based compensation	(a)
960 shares issued to consultants and promoters in private placement		—	—	(2,399,040)
17,250,000 options issued to shareholders and promoters		—	—	(1,326,375)
3,000,000 options issued to directors and consultants		(352,000)	(236,000)	(26,800)
Options issued to consultants for services rendered		(656,600)	(49,740)	—
Shares issued to consultants for services rendered		(306,485)	(17,580)	—
Intangible assets	(b)
Costs capitalised under A—GAAP but expensed under US GAAP		—	—	(910,058)
Reversal of amortisation expense attributable to above		60,670	60,670	33,735
Reversal of amortisation expense attributable to upward asset revaluation		977,463	977,463	543,508
Costs capitalised under US GAAP but expensed under A—GAAP		1,181,792	500,382	1,674,602
Amortisation expense attributable to above		(184,392)	(145,000)	(62,076)
Deferred tax effect of US GAAP adjustments		—	—	—
Net loss in accordance with US GAAP		(4,728,019)	(3,048,784)	(3,798,792)

Loss per share in accordance with US GAAP:
Basic and diluted		(0.08)	(0.06)	(0.11)
Weighted average shares — basic and diluted		57,623,389	53,090,491	34,499,040

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Reconciliation of shareholders’ equity

		Years Ended 30 June
		2002	2001

Total equity in accordance with A—GAAP		16,668,986	21,392,877
US GAAP adjustments:
Intangible assets	(b)
Costs capitalised under A—GAAP but expensed under US GAAP		(910,058)	(910,058)
Reversal of amortisation expense attributable to above		155,075	94,405
Reversal of upward asset revaluation		(14,661,942)	(14,661,942)
Reversal of amortisation expense attributable to upward asset revaluation		2,498,434	1,520,971
Costs capitalised under US GAAP but expensed under A—GAAP		3,356,776	2,174,984
Amortisation expense attributable to above		(391,468)	(207,076)
Deferred tax effect of US GAAP adjustments		—	—
Total equity in accordance with US GAAP		6,715,803	9,404,161

		Years Ended 30 June
		2002	2001

Balance in accordance with US GAAP, beginning of year		9,404,161	7,347,076
Issuance of shares in connection with private placement, net of issue costs		—	4,745,599
Issuance of shares in connection with exercise of options		580,346	—
Amortization of unearned compensation attributable to issuance of 3,000,000 options to directors and consultants	(a)	352,000	236,000
Compensation expense attributable to issuance of options to consultants for services rendered	(a)	656,600	57,740
Compensation expense attributable to issuance of shares to consultants for services rendered	(a)	450,715	66,530
Net loss in accordance with US GAAP		(4,728,019)	(3,048,784)
Balance in accordance with US GAAP, end of year		6,715,803	9,404,161

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

a.	Share-based compensation

960 shares issued to consultants and promoters in private placement

As disclosed in Note 11(b), on 6 January 2000, the Company issued 960 shares at $1.00 per share to consultants and promoters in a private placement. On 7 January 2000, the Company passed a 5000 for 1 share split. After giving effect to the share split, the shares issued in the private placement amounted to 4,800,000 shares at $0.0002 per share. Under A-GAAP, no compensation cost has been recognised in respect of the shares issued by the Company substantially below the IPO price. For US GAAP purposes, the Securities and Exchange Commission has stated that the IPO price should be presumed to be fair value for issuances of shares up to one year preceding the IPO, unless objective evidence to the contrary exists to support another value. As Prana does not have objective evidence to support a fair value other than the 28 March 2000 IPO price, the Company has recognised compensation cost under US GAAP for the shares issued to the employees based on the substantial disparity between the issue price ($0.0002 per share, as adjusted for the share split) and the IPO price ($0.50 per share).

17,250,000 options issued to shareholders and promoters

As disclosed in Note 11(c), on 6 January 2000, the Company issued 17,250,000 share options to shareholders and promoters, one of which is an employee of the Company. Under A-GAAP, no compensation cost has been recognised in respect of the share options issued by the Company. For the shareholder and promoter that is also an employee of Prana, the Company has elected to account for the issuance of share options to the employee in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations (“APB 25”) under US GAAP. Under APB 25, compensation cost is recognized to the extent that the estimated fair value of the stock exceeds the exercise price of the options at the grant date, and is charged to operations ratably over the service period. Accordingly, no compensation cost has been recognised for the options issued to the employee, as the exercise price of the options equalled the estimated fair value of the stock at the grant date. With respect to the shareholders and promoters that are not employees of Prana, the Company is required to account for the issuance of share options to the non-employees in accordance with Statement of Financial Accounting Standards No. 123: Accounting for Stock Based Compensation (“SFAS 123”) and Emerging Issues Task Force Issue 96-18: Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Under SFAS 123 and EITF 96-18, compensation cost is calculated based on the fair value of options on the date at which the counterparty’s performance is complete. The Company estimated the fair value of the share options issued to the non-employees using the Black-Scholes model with the following weighted average assumptions:
• risk-free interest rate of 5.6%;
• no dividends;
• expected volatility of 21%; and
• expected life of three years.

3,000,000 options issued to directors and consultants

As disclosed in Note 11(c), on 6 January 2000, the Company issued 3,000,000 share options as an incentive for directors and outside consultants. Of the 3,000,000 options, 2,600,000 were issued to directors and 400,000 were issued to consultants. Under A-GAAP, no compensation cost has been recognised in respect of

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

the share options issued by the Company. Under US GAAP, the options issued to the directors are accounted for under APB 25, and accordingly, no compensation expense has been recognized for the options issued to the directors as the exercise price of the options equalled the estimated fair value of the stock at the grant date. The options issued to the consultants are accounted for under SFAS 123 and EITF 96-18. The fair value of the options was estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions:

• risk-free interest rate of 5.6%;

• no dividends;

• expected volatility of 21%; and

• expected life of four years.

The amount of compensation cost is charged to earnings over the performance (vesting) period and adjusted at each balance sheet date for changes in the fair value of the options.

Options issued to consultants for services rendered

As disclosed in Note 11(c), the Company issued 410,000 and 400,000 share options to outside consultants in consideration for services rendered to the Company during the years ended 30 June 2002 and 2001, respectively. Under A-GAAP, the Company recognised compensation expense based on the director’s valuation of the share options. Under US GAAP, the options issued to the outside consultants are accounted for under SFAS 123 and EITF 96-18. Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options measured on the date the services were completed by the respective consultants, using the Black-Scholes model with the following weighted average assumptions:

• risk-free interest rate of 5.48% for 2002 and 5.725% for 2001;

• no dividends;

• expected volatility of 25% for 2002 and 21% for 2001; and

• expected life of three years.

Shares issued to consultants for services rendered

As disclosed in Note 11(b), the Company issued 191,794 and 88,600 shares to outside consultants in consideration for services rendered to the Company during the years ended 30 June 2002 and 2001, respectively. Under A-GAAP, the Company recognised compensation expense based on the director’s valuation of the shares issued. Under US GAAP, the shares issued to the outside consultants are accounted for under SFAS 123 and EITF 96-18. Accordingly, compensation cost is based on the fair value of the shares measured on the date the services were completed by the respective consultants.

b.	Intangible assets

Under A-GAAP, the Company capitalised costs associated with the acquisition and development of core intellectual property (primarily patents) until December 1999. Such costs are amortised on a straight-line basis over the estimated useful lives of 15 years. In December 1999, the directors revalued the intangible assets upwards by $14,661,942 and recorded the revaluation in the asset revaluation reserve in equity. The increased asset value resulted in additional amortisation for periods subsequent to the revaluation. All costs

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

associated with the acquisition and development of core intellectual property incurred subsequent to the December 1999 revaluation are expensed as incurred under A-GAAP.

For US GAAP purposes, the Company capitalises costs associated with the acquisition of patents and other core intellectual property, legal costs associated with successful patent defences and successful patent applications. Such costs are amortised on a straight-line basis over the estimated useful lives of 15 years. All other costs associated with patents and other core intellectual property are expensed as incurred. Upward revaluations of intangible assets are not allowed under US GAAP (except in connection with a purchase business combination).

c.	Other

Under A-GAAP, interest income is reported as a component of revenue from ordinary activities. Under US GAAP, interest income is reported as a component of non-operating income.

Under A-GAAP, amortisation of intangible assets used in research and development projects is reported in depreciation and amortisation expense. Under US GAAP, amortisation of intangible assets used in research and development projects is reported in research and development expense.

PRANA BIOTECHNOLOGY LIMITED (A Development Stage Enterprise)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont’d)

Under A-GAAP, other expenses from ordinary activities consist of the following:

	Years Ended 30 June
	2002	2001	2000

Travel	78,483	98,400	30,867
Insurance	41,158	45,000	5,666
Marketing	71,690	40,532	2,675
Payroll and other employee benefit related costs	5,344	38,133	—
Office overhead costs	139,404	30,059	19,849
Lab supplies	119,156	13,487	—
Other	352	8,302	—

			—
Total	455,587	273,553	59,057

Under US GAAP, such costs are classified as general and administrative costs.

SIGNATURES

THE REGISTRANT HEREBY CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND THAT IT HAS DULY CAUSED AND AUTHORIZED THE UNDERSIGNED TO SIGN THIS ANNUAL REPORT ON ITS BEHALF.

PRANA BIOTECHNOLOGY LIMITED (REGISTRANT)

BY: /s/ Geoffrey Kempler
Geoffrey Kempler Executive Chairman

Dated: January 9, 2003

EXHIBIT INDEX

Exhibit	Description	Page No.

1.1	Constitution of Registrant.(1)

2.1

Deposit Agreement, dated as of March 23, 2001, entered into among Registrant and the Bank of New York, as Depositary, and owners and holders of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipts.(2)

4.1	Research Funding and Intellectual Property Assignment Agreement, dated December 1, 2000, between Registrant and the University of Melbourne.(1)

4.2

Agreement for the Assignment of Patents and Intellectual Property Licensing in relation to treatment to Alzheimer Disease, dated May 7, 1999, between Registrant and the University of Melbourne University of Melbourne University of Melbourne.(1)

4.3

Agreement for the Assignment of Patents and Intellectual Property Licensing in relation to treatment to Alzheimer Disease, dated February 8, 2000, between Registrant and the Biomolecular Research Institute.(1)

4.4	Agreement for the Development of Novel Therapies for Alzheimer Disease, dated August 3, 2001, between Registrant and AusIndustry.(1)

4.5	Research Expenditures Agreement, dated August 2, 2001, between Registrant and Massachusetts General Hospital.(1)

4.6	Variation Agreement, dated August 8, 2001, between Registrant and General Hospital Corporation.(1)

4.7	License Agreement, dated January 1, 2001, between Registrant and General Hospital Corporation.(1)

4.8	Scientific Advisory Board Agreement, dated December 2, 1999, between Registrant and Prof. Peter Colman.(1)

4.9	Deed of variations to Services Agreement, dated January 26, 2000, between Registrant and Prof. Ashley Bush.(1)

4.10	Agreement for Services, dated February 7, 2000, between Registrant and Prof. Colin Masters.(1)

4.11	Agreement to provide office, computer, administration and meeting facilities, dated January 31, 2000, between Registrant and Aroma Science Pty Ltd.(1)

Exhibit	Description	Page No.

4.12

Strategic Alliance Agreement in relation to co-ordination, planning and management of intellectual property, research and development, planning, management and commercialisation strategy, dated December 1, 2000, between Registrant and Kendle Pty Ltd.(1)

4.13	Advisory Agreement dated October 20, 2,000 between Registrant and GTH Capital Inc.(1)

4.14	Agreement to Provide Accounting, Administration, Corporate Advice And Company Secretarial Services, dated as of, February 23, 2000, between Registrant and Malvern Administrative Services.(1)

4.15	Grant Agreement, dated as of, January 1, 2001, between Registrant and the Commonwealth of Australia, by the Industry Research and Development Board.(1)

4.16

Form of Indemnity for Clinical Trials, dated as of September 2000, between Registrant and Melbourne Health (Royal Melbourne Hospital Campus), Royal Melbourne Hospital Research Foundation Incorporated, University of Melbourne, Mental Health Research Institute of Victoria.(1)

4.17	Commitment, dated as of November 7, 2001, between Registrant and University of Melbourne.(1)

10.1	Prana Biotechnology Limited, Employees and Consultants Option Plan 2000.(1)

99.1	Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.2	Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

99.3	Certification by Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.4	Certification by Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002. (File No. 000-49843).
(2)	Incorporated by reference to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 9, 2001 (File No. 333-13264).