Form 20-F
period 2003-06-30
PRANA BIOTECHNOLOGY LTD
filed 2003-12-24
CIK 1131343

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

                        Commission file number: 000-49843

                           PRANA BIOTECHNOLOGY LIMITED
              (Exact name of Registrant as specified in its charter
               and translation of Registrant's Name into English)

                                    Australia
                                (Jurisdiction of
                         incorporation or organization)

      Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205 Australia
                    (Address of principal executive offices)

              Securities registered or to be registered pursuant to
                            Section 12(b) of the Act:

       Title of Each Class     Name of Each Exchange on Which Registered
       -------------------     -----------------------------------------
              None                               None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

        American Depositary Shares, each representing one Ordinary Share

          Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

       Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

     Ordinary Shares, as of June 30, 2003.................66,187,303 shares

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

                                 Yes |X| No |_|

Indicate by check mark which financial statement item the registrant has elected to follow:

                             Item 17 |X| Item 18 |_|

                                TABLE OF CONTENTS

                                                                            Page

PART I....................................................................    1

  ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS..........     1
  ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE........................     1
  ITEM 3. KEY INFORMATION................................................     1
          A. Selected Financial Data.....................................     1
          B. Capitalization and Indebtedness.............................     4
          C. Reasons for the Offer and Use of Proceeds...................     4
          D. Risk Factors................................................     4
  ITEM 4. INFORMATION ON THE COMPANY.....................................    14
          A. History and Development of the Company......................    14
          B. Business Overview...........................................    16
          C. Organizational Structure....................................    34
          D. Property, Plants and Equipment..............................    34
  ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS...................    35
          A. Operating Results...........................................    35
          B. Liquidity and Capital Resources.............................    42
          C. Research and Development, Patents and Licenses..............    44
          D. Trend Information...........................................    46
          E. Off-Balance Sheet Arrangements..............................    46
  ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.....................    46
          A. Directors and Senior Management.............................    46
          B. Compensation................................................    49
          C. Board Practices.............................................    49
          D. Employees...................................................    51
          E. Share Ownership.............................................    52
  ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS..............    54
          A. Major Shareholders..........................................    54
          B. Related Party Transactions..................................    55
          C. Interests of Experts and Counsel............................    56
  ITEM 8. FINANCIAL INFORMATION..........................................    56
          A. Financial Statements and Other Financial Information........    56
          B. Significant Changes.........................................    57
  ITEM 9. THE OFFER AND LISTING..........................................    57
          A. Offer and Listing Details...................................    57
          B. Plan of Distribution........................................    58
          C. Markets.....................................................    58
          D. Selling Shareholders........................................    59
          E. Dilution....................................................    59
          F. Expenses of the Issue.......................................    59
  ITEM 10. ADDITIONAL INFORMATION........................................    59
          A. Share Capital...............................................    59
          B. Memorandum and Articles of Association......................    59
          C. Material Contracts..........................................    59

          D. Exchange Controls...........................................    61
          E. Taxation....................................................    62
          F. Dividend and Paying Agents..................................    66
          G. Statement by Experts........................................    66
          H. Documents on Display........................................    66
          I. Subsidiary Information......................................    67
  ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS....    67
  ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES........    67

PART II..................................................................    67

  ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES...............    67
  ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
           USE OF PROCEEDS...............................................    68
  ITEM 15. CONTROLS AND PROCEDURES.......................................    68
  ITEM 16. RESERVED......................................................    68

PART III.................................................................    68

  ITEM 17. FINANCIAL STATEMENTS..........................................    68
  ITEM 18. FINANCIAL STATEMENTS..........................................    68
  ITEM 19. EXHIBITS......................................................    69

      The statements contained in this annual report that are not purely historical are forward-looking statements. Such forward-looking statements also include statements in Item 4 - "Information on the Company" and Item 5 - "Operating and Financial Review and Prospects." In addition, statements that use the terms "believe," "expect," "plan," "may", "intend," "estimate," "anticipate," and similar expressions are intended to identify forward-looking statements. Neither our independent auditors, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. These statements involve risks and uncertainties and actual results could differ materially from such results discussed in these statements as a result of the risk factors set forth in this annual report. All forward-looking statements included in this annual report are based on information available to us on the date hereof, and we assume no obligation to update any such forward-looking statements.

                                     PART I

ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

      Not applicable.

ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE

      Not applicable.

ITEM 3.    KEY INFORMATION

A.    SELECTED FINANCIAL DATA

      The following table presents our selected financial data as of the dates and for each of the periods indicated. You should read the selected financial data set forth below together with Item 5. - "Operating and Financial Review and Prospects" as well as our financial statements and notes thereto appearing elsewhere in this annual report.

      The selected financial data as of June 30, 2003 and 2002 and for each of the three years in the period ended June 30, 2003 have been derived from our audited financial statements and notes thereto included elsewhere in this annual report. The selected financial data as of June 30, 2001, 2000 and 1999, for each of the two years in the period ended June 30, 2000 have been derived from our audited financial statements and notes thereto which are not included in this annual report.

      We prepare our financial statements in accordance with accounting principles generally accepted in Australia, or A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America, or U.S. GAAP. Please refer to Note 26 to the financial statements for a description of the principal differences between A-GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the periods and as of the dates therein indicated.

Statements of Financial Performance Data:

                                                                                      Years Ended June 30,
                                                            ------------------------------------------------------------------------
                                                                2003           2002           2001           2000            1999
                                                             ----------     ----------     ----------     ----------      ---------
                                                                            (in A$, except per share and share data)
A-GAAP:
Revenue from ordinary activities ........................     1,816,478        793,970        516,182         78,758             --
Depreciation and amortization expense ...................    (1,185,973)    (1,160,595)    (1,140,658)      (654,977)            --
Patents, research and development expense ...............    (1,861,295)    (2,498,486)    (2,376,404)      (421,933)            --
Legal expense ...........................................      (848,660)      (923,816)      (252,675)       (13,082)
Employee benefits expense ...............................      (760,980)      (378,853)      (122,199)            --
Consulting fee expense ..................................      (567,730)      (604,873)      (306,530)      (179,998)            --
Corporate compliance expense ............................      (395,604)      (339,383)      (196,629)       (75,999)            --
Other expenses from ordinary activities .................      (781,074)      (336,431)      (260,066)       (59,057)       (80,000)
Net loss ................................................    (4,584,838)    (5,448,467)    (4,138,979)    (1,326,288)       (80,000)
Loss per share - basic and diluted (1) ..................         (0.08)         (0.10)         (0.08)         (0.04)         (0.02)
Weighted average number of ordinary shares
    outstanding - basic and diluted .....................    61,131,313     57,623,389     53,090,491     37,342,158     34,499,040

U.S. GAAP(2):
Net loss ................................................    (3,244,397)    (4,728,019)    (3,048,784)    (3,798,792)            --
Loss per share - basic and diluted(2) ...................         (0.05)         (0.08)         (0.06)         (0.11)            --
Weighted average number of ordinary shares
    outstanding - basic and diluted .....................    61,131,313     57,623,389     53,090,491     37,342,158             --

Statements of Financial Position Data:

                                                                                            June 30,
                                                            ------------------------------------------------------------------------
                                                                2003           2002           2001           2000            1999
                                                             ----------     ----------     ----------     ----------      ---------
                                                                                             (in A$ )
A-GAAP:
Cash assets .............................................     3,463,783      3,585,014      6,854,873      4,469,589             20
Working capital .........................................     3,093,745      2,840,984      6,454,969      4,684,284         79,980
Total assets ............................................    16,389,926     17,581,319     22,287,460     20,876,444      1,836,945
Contributed equity ......................................    16,741,023     13,001,486     12,276,892      7,474,343             20
Accumulated deficit during development stage ............   (15,579,262)   (10,994,424)    (5,545,957)    (1,406,978)       (80,690)
Total equity ............................................    15,823,703     16,668,986     21,392,877     20,729,307        (80,670)

U.S. GAAP(2):
Total assets ............................................     7,944,306      7,231,703     10,298,744      7,294,213             --
Accumulated deficit during development stage ............   (14,900,682)   (11,656,285)    (6,928,266)    (3,879,482)            --
Total equity ............................................     7,378,083      6,715,803      9,404,161      7,347,076             --

----------
(1) Per share amounts have been restated to reflect the share splits during the year ended June 30, 2000. See item 10B - "Memorandum and Articles of Association."

(2) The selected financial data as of and for the year ended June 30, 1999 is not required to be reconciled to U.S. GAAP.

      Our company, Prana Biotechnology Limited, or Prana, publishes its financial statements in Australian dollars. In this annual report, references to "U.S. dollars or "U.S.$" or "$" are to the currency of the United States of America ("U.S.") and references to "Australian dollars" or "A$" are to the currency of Australia.

      The following tables set forth for the periods and dates indicated certain information concerning the rates of exchange of A$1.00 into the U.S.$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Month                  High                 Low
-----                  ----                 ---
June 2003.........     0.6729               0.6564
July 2003.........     0.6809               0.6454
August 2003.......     0.6586               0.6390
September 2003....     0.6810               0.6395
October 2003......     0.7077               0.6814
November 2003.....     0.7238               0.6986

The noon buying rate on December 12, 2003 was U.S.$0.7425 = A$1.00

      Year
 Ended June 30,     At Period End   Average Rate    High         Low
 --------------     -------------   ------------    ----         ---

1999..............        0.6650       0.6246      0.6745      0.6123
2000..............        0.5971       0.6237      0.6560      0.5708
2001..............        0.5100       0.5320      0.5996      0.4828
2002..............        0.5614       0.5682      0.5747      0.4858
2003..............        0.6713       0.5623      0.6729      0.5280

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

      We are a development stage company at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We have not sufficiently advanced the development of our new lead product candidate, PBT-2, to market or generate revenues from its commercial application. We cannot make any assurances that any of our product candidates, if successfully developed, will generate sufficient or sustainable revenues to enable us to be profitable.

There is a high risk that we may not be able to complete the development of PBT-1, PBT-2 or develop other pharmaceutical products.

      Although we entered into a licensing and research collaboration agreement with Schering A.G., a major international pharmaceutical company and Neuroscience Victoria Ltd., a consortium of Australian universities, research institutes and teaching hospitals, that will provide up to A$2.7 million for various projects including the development of a new Alzheimer's diagnostic, we cannot make any assurances that we will be able to develop our current or any future pharmaceutical product candidates adequately to attract a suitable collaborative partner. Nor can we assure you that our research will lead to the discovery of additional product candidates, or that any of our current and future product candidates will be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. We also cannot make any assurances that the products we develop will be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payors. We cannot predict if or when PBT-1, PBT-2, or any of our other pharmaceutical products under development will be commercialized.

We will not be able to commercialize any of our product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

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

      We cannot make any assurances that we will be able to commence clinical trials of PBT-2 or our proposed vaccine as planned, or to demonstrate the safety and efficacy or superiority of PBT-2 over existing therapies, or other therapies under development, or enter into any collaborative arrangement to commercialize PBT-2 on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations.

      We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

            o Government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

            o     Slower than expected patient recruitment;

            o Our inability to manufacture sufficient quantities of PBT-2, our new proprietary compound or our other product candidates;

            o     Unforeseen safety issues; and

            o Lack of efficacy or unacceptable toxicity during the clinical trials.

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

We have limited manufacturing experience, and delays in manufacturing sufficient quantities of PBT-2 for pre-clinical and clinical trials may negatively impact our business and operations.

      We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT-2 or any of our other product candidates in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and human clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

      We may be required to enter into contracting arrangements with third parties to manufacture PBT-2 and our other product candidates for large-scale, later-stage clinical trials. We cannot make any assurances that we will be able to make the transition to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We cannot make any assurances that we will have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We may require substantial additional financing in the future to sufficiently fund our operations and research.

      We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of our product candidates. Although our future capital requirements will depend on many factors, we believe that our existing cash and cash equivalents, potential financing and revenue resources will be adequate to satisfy the requirements of our current and planned operations for the foreseeable future. We cannot, however, make any assurances that such funds will be sufficient to meet our actual operating expenses and capital requirements during such period. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

            o The continued progress of our research and development programs;

            o The timing, scope, results and costs of pre-clinical studies and clinical trials;

            o The cost, timing and outcome of regulatory submissions and approvals;

            o Determinations as to the commercial potential of our product candidates;

            o Our ability to successfully expand our contract manufacturing services;

            o Our ability to establish and maintain collaborative arrangements;

            o     The status and timing of competitive developments; and

            o     Other factors.

      We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We have no established bank financing arrangements, and we cannot be certain that we will be able to establish such arrangements on satisfactory terms, or at all. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We have a history of operating losses and may not achieve or maintain profitability in the future.

      We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT-1 and PBT-2. We reported a net loss of A$4,585,838, A$5,448,467 and A$4,138,979 during the fiscal years ended June 30, 2003, 2002 and 2001, respectively. As of June 30, 2003, our accumulated deficit was A$15,579,262. We cannot assure you that we will achieve or maintain profitability.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

      Our success will depend in large part on whether we can:

            o     Obtain and maintain patents to protect our own products;

            o     Obtain licenses to the patented technologies of third parties;

            o Operate without infringing on the proprietary rights of third parties; and

            o     Protect our trade secrets and know-how.

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

      We are currently in litigation in the United States District Court for the District of Columbia concerning the inventorship of our historical lead compound, PBT-1. If we are not successful in this litigation, our future prospects may be materially impacted. In such a situation we may be required to license certain rights from P.N. Gerolymatos S.A., or be required to develop a molecule with similar metal binding characteristics that will act as an inhibitor in the oxidation process. We cannot provide any assurance that we will be able to obtain such a license, if required, or that we will be successful in developing such a molecule. In a situation where resolution of inventorship results in a license between our company and P.N. Gerolymatos S.A. it is possible that the license terms may include rights or royalties to PBT-1, PBT-2 and/or our other product candidates.

If we do not obtain the necessary governmental approvals we will be unable to commercialize our pharmaceutical products.

      Our ongoing research and development activities are, the production and marketing of our pharmaceutical product candidates derived there from will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutics Goods Administration, or TGA, and by the Food and Drug Administration, or FDA, in the United States, the Medicines Control Agency in the United Kingdom and the European Medicines Evaluation Authority. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the Medicines Control Agency in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

      Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have entered into employment agreements with these individuals. The loss of their services, could negatively affect our business. Our success is highly dependent on the continued contributions of our scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Our dependence on the services of key scientific personnel has been mitigated to some extent because our company is now at the stage of developing therapeutic drugs which are based on the targets identified by these scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we cannot be certain that we will be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

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

      We cannot make any assurances that our products will achieve market acceptance even if they are approved by the TGA and the FDA. The degree of market acceptance of our products will depend on a number of factors, including:

            o The receipt and timing of regulatory approvals for the uses that we are studying;

            o The establishment and demonstration to the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

            o The pricing and reimbursement policies of governments and third-party payors.

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

      The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. Although we obtained no fault compensation insurance (of A$10 million) with respect to our recent clinical trial and extension study, we cannot be certain that such coverage will adequately protect us in the event of a successful claim. No assurance can be given that we will be able to obtain product liability insurance in the event of the commercialization of a product or that it will be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

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

      Our lead compound, PBT-2, and our earlier product, PBT-1, are manufactured by one manufacturer, the Institute of Drug Technology Limited. We intend to continue this relationship with further compounds if it remains financially viable. We have not had any prior manufacturer of PBT-1 cease its relationship with our company. We cannot assure you that we will be able to promptly find a replacement manufacturer without incurring material additional costs.

Risks Relating to Our Location in Australia

It may be difficult to enforce a judgment in the United States against us and most of our officers and directors or to assert U.S. securities laws claims in Australia or serve process on most of our officers and directors.

      We are incorporated in Australia. Ross Murdoch is a resident of the United States, but all other executive officers and all directors are nonresidents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

Risks Relating to Our Ordinary Shares

Our stock price may be volatile and the U.S. trading market for our American depositary shares is limited.

      The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. The market price for our ordinary shares has ranged from as low as A$0.435 to a high to A$2.78 during the last two years and the market price of our American Depositary Shares has ranged from as low as $2.96 to a high of $12.75 since our listing on the Nasdaq SmallCap Market on September 5, 2002. The market price for our ordinary shares has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

            o The results of pre-clinical testing and clinical trials by us and our competitors;

            o Developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

            o Announcements of technological innovations or new commercial products by us and our competitors;

            o Determinations regarding our patent applications and those of others;

            o Publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

            o Proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

            o     Litigation;

            o     Economic and other external factors; and

            o     Period-to-period fluctuations in our operating results.

      In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies.

Corporate governance scandals and new legislation could increase the cost of our operations

        As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general are expected to increase in the near future. New legislation, such as the Sarbanes-Oxley Act of 2002, will have the effect of increasing the burdens and potential liabilities of being a public reporting company. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

      United States residents should carefully read Item 10E. - "Additional Information - Taxation, United States Federal Income Tax Consequences" for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ordinary shares or American Depositary Shares.

We do not intend to pay dividends.

      We have never declared or paid any cash dividends on our ordinary shares. We currently intend to retain any future earnings to finance operations and expand our business and, therefore, do not expect to pay any dividends in the foreseeable future.

ITEM 4. INFORMATION ON THE COMPANY

A.    HISTORY AND DEVELOPMENT OF THE COMPANY

      Our legal and commercial name is Prana Biotechnology Limited. We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 for an indefinite term and began limited operations shortly thereafter. Our registered office is located at Suite 2, 1233 High Street, Armadale, Victoria, 3143, Australia and our telephone number is 011-61-3-9824-8166. Our principal executive office is located at Level 1, 100 Dorcas Street, South Melbourne, Victoria 3205, Australia and our telephone number is 011-61-3-9690-7892.

      From our inception until our initial public offering registering our shares on the Australian Stock Exchange, or ASX, on March 28, 2000, we financed our operations with loans from two of our directors, totaling A$2,038,748. On March 28, 2000, we sold 16,000,000 of our ordinary shares and 8,000,000 options to purchase our ordinary shares in an initial public offering. We received net proceeds of A$7,473,363 from the sale of shares and exercise of options. On February 15, 2001 we completed a private placement of 6,666,666 ordinary shares to institutional investors at a price per share of A$0.75 and received net proceeds of A$4,745,599 from the private placement. During the years ended June 30, 2003 and 2002, we received net proceeds of $3,569,792 and $580,345, respectively, for the exercise of 7,427,584 and 1,160,690 options (including the conversion of 7,289,310 listed options in March 2003), which funds were added to our working capital. In September 2003, we raised an additional A$4.7 million, net of issuance costs, through a private placement of 7.1 million ordinary shares to institutional and accredited investors at a subscription price of A$0.70 per share. As at September 30, 2003, we had A$7,113,634 in cash and cash equivalents and our working capital was A$6,015,667.

      Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We are developing therapies for a broad spectrum of age-related diseases initially focused on Alzheimer's Disease. Other potential applications for our therapies include age-related cataracts, Creutzfeldt-Jakob Disease - the human variant of Mad Cow Disease, Motor Neuron Disease and Parkinson's Disease. Our technology is the outcome of 15 years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.

      Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our diseases targets and in particular the progress of our clinical trial for PBT-1, as a successful therapeutic for the treatment of Alzheimer's Disease. We commenced our planned phase II human clinical trial for PBT-1 in August 2000 at the Mental Health Research Institute and the Royal Melbourne Hospital. The trials were completed in January 2002 and in April 2002, Professor Colin Masters, Chairman of our Scientific Advisory Board, reported at the Seventh International Geneva/Springfield Symposium on Advances in Alzheimer Therapy in Geneva that the trials had achieved their targeted benchmarks and were encouraging as a proof of concept of our (beta)Amyloid theory of Alzheimer's Disease. A 48 week extension study was conducted with patients from this clinical trial and the results are undergoing analysis.

      In early August 2003, we announced a new lead MPAC molecule for Alzheimer's disease designated as PBT-2 that had been selected to enter development. PBT-2 is the result of rational drug design. It has been built "from the ground up" to fulfill very specific criteria. It was designed so that it will have no patent ambiguities, be orally bioavailable and cross the blood brain barrier. PBT-2 has been selected from over 300 Prana-developed compounds and has demonstrated significantly greater effectiveness in both pre-clinical in-vitro and in-vivo testing and has been designed to have an improved safety and efficacy profile compared to PBT-1.

      In March 2003, we announced our first major licensing and research collaboration agreement with Schering A.G., a major international pharmaceutical company and Neuroscience Victoria Ltd., an organization of the Universities of Melbourne and Monash established to promote, commercialization of discoveries emanating from Victoria universities and medical research institutes. Among other projects, we will concentrate on the development of a new Alzheimer's diagnostic. We are seeking to develop the first highly reliable diagnostic for

Alzheimer's disease using brain imaging of specific compounds as markers to measure the debilitating amyloid deposits. Schering is providing up to A$2.7 million over the life of the projects with additional milestone payments and royalties from discoveries. This funding will allow discovery research for additional Alzheimer's disease targets and technologies.

      We have also identified and provisionally patented a novel target for an Alzheimer's vaccine. We will collaborate with Prima Biomed Ltd, another publicly traded Australian biotech company, and use the resources of the Austin Research Institute, the University of Melbourne and the Mental Health Research Institute to pursue this therapeutic approach. The research will investigate the feasibility of developing a vaccine to prevent the onset or progression of Alzheimer's. The research will assess the ability of the immune system to selectively produce specific antibodies which target the "toxic linked" forms of beta amyloid (not `normal' beta amyloid) associated with the pathology of the disease, as an effective Alzheimer's treatment. The Commonwealth of Australia government has provided a A$227,000 Biotechnology Innovation Fund (BIF) grant for this work.

      Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with whom we have relationships. From July 1, 2000 through September 30, 2003 our capital expenditures have totaled A$138,618. We have not made any material capital expenditures since June 30, 2003.

B.    BUSINESS OVERVIEW

Prana's Background

      Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. The diseases associated with aging have, however, yet to be fully understood or effectively treated. It is now believed that a number of age-related diseases may be capable of being treated.

      Our platform technology was developed over a period of many years with the financial support of various institutions and from various grants. The majority of these funds were directed at research into Alzheimer's Disease, however the outcomes demonstrated by this research have created strong implications for other age-related degenerative disorders where the pathology of the disease is based on the inter-relationship between metals and proteins. There is currently no cure or prevention for Alzheimer's Disease nor any successful cure for any of the principal forms of neuron-generating diseases which comprise our disease targets.

      The protein believed to be involved in Alzheimer's Disease is
(beta)Amyloid. Very little was known about (beta)Amyloid protein until 1984 when Professors Colin Masters, Korad Beyreuther and the late Dr. Glenner sequenced the chemistry of the protein which has since become the dominant focus world-wide of Alzheimer's Disease research.

      In 1987, Masters, Beyreuther and Professor Rudolph Tanzi of Harvard Medical School discovered how (beta)Amyloid was produced and in 1994 Professor Ashley Bush of Harvard Medical School discovered that the interaction between metals and (beta)Amyloid is associated with the toxicity seen in Alzheimer's Disease, hopefully paving the way for the development of therapeutic drugs to treat the disease.

      Our intellectual property has been developed over an extended period through the collaborative efforts of highly regarded scientists and research institutions in this field.

Research Institutions

      The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities:

            o The Massachusetts General Hospital, Genetics and Aging Unit in Boston - Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

            o     The University of Melbourne, Department of Pathology; and

            o     The Biomolecular Research Institute in Melbourne.

      Work conducted at the first two of these institutions identified an initial preferred compound codenamed PBT-1 which was used in our phase II human clinical trials. Our research program also aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer's Disease as well as for our other major disease targets. For this purpose, early in the company's life, we established a relationship with Professor Peter Colman, who at that time was Director of the Biomolecular Research Institute and is now affiliated with the Walter and Eliza Hall Institute in Melbourne. Professor Colman is recognized as an authority on the creation of new chemical entities through rational drug design techniques and has been a member of our Scientific Advisory Board since its inception. Our collaboration with Professor Colman has lead to the development of PBT-2, a small molecular weighed chemical entity that demonstrates a significant improvement over PBT-1. Within the past two years we have also employed Dr Murdoch and strengthened the chemistry group within Prana with the aim to strengthen further the rational drug design and synthesis of novel MPAC molecules. To date this has resulted in the development of PBT-2 and a portfolio of almost 300 other MPAC molecules.

Platform Technology

      We regard our intellectual property as a "platform technology" since we believe that it addresses the causes of a broad spectrum of age related diseases based on the interrelationship of metals and proteins. The most advanced research aimed at our disease targets is its potential therapeutics for the treatment of Alzheimer's Disease. However, we believe that the platform technology may also be applicable for:

            o     Age-related cataracts;

            o     Creutzfeldt-Jakob Disease (CJD or Mad Cow Disease);

            o     Motor Neuron Disease; and

            o     Parkinson's Disease.

Clinical Trials

      Having demonstrated the effectiveness of PBT-1 in the laboratory, we received official Ethics Committee approval from the Royal Melbourne Hospital, Victoria, Australia, to test PBT-1 in human subjects. Phase II human clinical trials for PBT-1 commenced during August 2000 and were completed in January 2002 and an academic paper has been submitted and accepted for publication in a peer reviewed journal. The clinical trials were conducted principally at our sponsored facilities at the Royal Melbourne Hospital and the Mental Health Research Institute, both based in Melbourne. Prescribed dosages of our preferred compound PBT-1 were administered to 50% of the study candidates, the other 50% received a placebo. The trial is a "double blind trial" so neither the administrating medical personnel nor the patients involved in the trial process were aware of who received PBT-1 and who received the placebo. All subjects were asked to perform various prescribed cognitive tests to determine if the introduction of PBT-1 had a demonstrable effect as compared to those subjects receiving the placebo.

      The trial was performed to contemporary "best practice" clinical trial standards. Prana contracted Kendle to manage the clinical trials, ensuring compliance to the required international standards of Good Clinical Practice as set out by the International Conference on Harmonisation. These protocols provide strict guidelines for the performance of clinical trials in an ethical and scientifically sound manner, and are mandatory for applications to international regulatory authorities for market access.

      The Institutional Ethics Committee overseeing the trial carefully addressed safety concerns as follows:

            o The dose of clioquinol to be used in the clinical trial is below the dose previously recommended for use as a short term antidiarria agent. All patients commenced on 250mg per day, increasing to a maximum of 750mg per day.

            o The underlying biochemical mechanism associated with clioquinol toxicity is not fully understood. Recent work suggests that clioquinol may alter absorption and/or renal excretion of Vitamin B12. All patients in the study received supplementary Vitamin B12.

            o The trial protocol required close monitoring of all patients by a safety committee of clinical experts. This committee independently monitored all patient data including laboratory results and neurological test results on a regular basis

      In April 2002, Professor Masters reported that the trial achieved its targeted benchmarks and that the two major initial findings of the study were:

            o The (beta)Amyloid protein, which was a target of the activity of PBT-1, was significantly reduced in the blood of mild to moderate patients in the treatment group compared to an increase in the placebo group; and

            o The progression of Alzheimer's Disease was slowed down in the more severely affected patients in the treatment group compared to the placebo group. The initial findings of the study indicate the rate of cognitive deterioration was slowed in these patients.

      PBT-2 has successfully completed in-house preclinical screening and entered formal toxicology screening towards the end of 2003. If successful, it is intended that PBT-2 will move into clinical trials in late 2004. No assurance can be given that PBT-2 will succeed in formal toxicology testing or that such future clinical studies will commence, or if initiated will be completed and prove to be successful, or that we will be able to commercialize drugs based on our (beta) Amyloid theory of Alzheimer's Disease.

      Acuity Technology Management Pty Ltd, or Acuity, has estimated that a successful drug for the treatment of Alzheimer's Disease could command annual global sales in excess of A$5 billion. We and our scientific advisory board believes that our technology, if proven successful, will place our company among the leaders in the world in terms of developing a therapeutic means to treat Alzheimer's Disease.

Rational Drug Design

      The initial relationship between us and Professor Colman was of critical value in designing new chemical entities through rational drug design techniques, which may become effective therapeutics for our disease targets.

      Professor Colman employed rational drug design techniques in the discovery of Relenza(R) which has proven successful in the treatment of influenza. Rational drug design employs computer-generated models, which target the molecular composition of various substances (in the case of Alzheimer's Disease the (beta) Amyloid Protein) and design new chemical entities with the propensity to influence the targeted substances (proteins).

      To date, our scientists have developed a pipeline of compounds that target the (beta) Amyloid protein. These compounds are now undergoing the required early phase screening test before they are available for human testing. Based on the results of initial screening our medicinal chemists continue to develop new chemical entities with novel design features.

      Although we believe that we have demonstrated "proof of principle" in our phase II trials utilizing PBT-1, we believe that rational drug design will provide new and specifically designed drugs which will display greater efficacy in disaggregating aggregation-prone proteins such as (beta) Amyloid, paving the way for future therapeutics. PBT-2 is the first such new and specifically designed compound to move into formal development.

      In early August 2003, we announced that PBT-2, a new lead MPAC molecule for Alzheimer's disease, had been selected to enter development. PBT-2 is the result of rational drug design. It has been built "from the ground up" to fulfill very specific criteria. It was designed so that it will have no patent ambiguities, be orally bioavailable and cross the blood brain barrier. PBT-2 has been selected from over 300 Prana-developed compounds and has demonstrated significantly greater effectiveness in both pre-clinical in-vitro and in-vivo testing and has been designed to have an improved safety and efficacy profile compared to PBT-1.

      In March 2003, we announced our first major licensing and research collaboration agreement with Schering A.G., a major international pharmaceutical company and Neuroscience Victoria. Schering is providing up to A$2.7 million over the life of the projects with additional milestone payments and royalties from discoveries. See Item 4A. "History and Development of the Company" for additional information.

Creutzfeldt Jakob Disease

      In 2001, British studies revealed a much greater potential for the spread of fatal brain diseases such as Creutzfeldt-Jakob Disease, or CJD, the human variant of Mad Cow Disease. In August 2000, the London-based Medical Research Council warned that the disease could be more widespread than previously thought and that healthy appearing animals can be carriers of the disease. Mad Cow Disease entered the human food chain in 1980's leading to a collapse of the entire UK beef trade at the time. There is currently no cure for this fatal disease. In early 2001, the scientific journal Biochemistry published research results by Prana-sponsored scientist Dr. Roberto Cappai and colleagues confirming the role of metals in the aggregation and neurotoxicity of the abnormal form of the prion protein (PrP), believed to be responsible for the transmissible spongiform encephalopathics. Studies are ongoing to identify compounds that inhibit prion formation based on the PrP metal binding site.

Age-Related Cataracts

      Basic research in this area is being conducted with studies in Boston and Melbourne. Preliminary animal data will become available, at which time we will assess the data and determine if further company funds will be invested in this area.

Motor Neuron Disease (or Amyotrophic Lateral Sclerosis)

      Amyotrophic Lateral Sclerosis, or ALS, is a fatal disease, manifested by progressive paralysis over five to 10 years. There is currently no effective therapy for this tragic illness. The disease involves degeneration of the nerve cells in the spinal column, which has now been related to mutations of a protein that interacts with metal ions.

      Studies through other internationally recognized research groups are progressing, and preliminary animal experiments are in progress to identify the role of SOD1 (superoxide dismutase) aggregation in Motor Neuron Disease. The mechanisms underlying this disease have not been fully discovered, but the oxidative changes associated with the aggregation of critical proteins in the spinal cord and brain stem continue to be at the center of a world-wide research effort. It is possible that the oxidative changes associated with ALS may be susceptible to treatment with Prana's drug technology. A more specific drug target is expected to emerge in the near future.

Parkinson's Disease

      Parkinson's Disease is another crippling disease of the aging population. It causes a progressive slowing of movement, tremor and the loss of fine motor control. Increasing dementia is being recognized as a significant component of Parkinson's Disease. Existing therapies may provide some short term symptomatic relief but do not address the underlying cause of the disease. We believe that our platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease. Parkinson's Disease is believed to affect 150 people per 100,000 or 2.5% of persons over the age of 85. Acuity has estimated that a successful therapeutic drug will command global annual sales of A$1.5 billion.

      The Melbourne research team is working on the key protein which aggregates to form the diagnostic marker of this disease. The aggregated form of this protein is susceptible to the same therapeutic strategy that is being used for Alzheimer's disease, and tests are about to be conducted on test-tube samples to confirm this approach. Experimental animal models are becoming available for this debilitating disorder, and are being utilized to assess the potential usefulness of Prana's MPACs.

Patent Portfolio

1.    Patent Family "A method for assaying and treating Alzheimer's Disease"

Based on International Patent Application No. PCT/AU92/00610 (PK9438/91)

Applicant: The University of Melbourne - Assigned to Prana
Inventors: Master, Bush and Beyreuther

---------------------------------------------------------------------------------------------------------------------------------
 COUNTRY           APPLICATION NO.         PATENT NO.                   STATUS                     PATENT TERM EXPIRES
---------------------------------------------------------------------------------------------------------------------------------
Australia            29263/92                669493             Granted October 1, 1996            November 12, 2012
---------------------------------------------------------------------------------------------------------------------------------
Australia            50598/96                701954             Granted May 27, 1999               November 12, 2012
---------------------------------------------------------------------------------------------------------------------------------
Canada               2,123,211                                  Preparing draft response.          November 12, 2012
                                                                Revive application.
---------------------------------------------------------------------------------------------------------------------------------
Europe               92923431.8              0613560            Granted; under opposition by       November 12, 2012
                                                                Gerolymatos Designates GB, DE,
                                                                FR and IT.
---------------------------------------------------------------------------------------------------------------------------------
France               92923431.8              0613560            Granted October 21, 1998           November 12, 2012
---------------------------------------------------------------------------------------------------------------------------------
Germany              92923431.8              0613560            Granted October 21, 1998           November 12, 2012
---------------------------------------------------------------------------------------------------------------------------------
Italy                92923431.8              0613560            Granted October 21, 1998           November 12, 2012
---------------------------------------------------------------------------------------------------------------------------------
Japan                508824/93               3277211            Granted February 15, 2002          November 12, 2012
---------------------------------------------------------------------------------------------------------------------------------
United States        08/240,720              5,705,401          Granted January 6, 1998            January 6, 2015
---------------------------------------------------------------------------------------------------------------------------------
United States        08/757,357                                 Continuation of US Application
                                                                08/240,720.

                                                                Abandoned in
                                                                favour of
                                                                09/624,965.
---------------------------------------------------------------------------------------------------------------------------------
United States        09/624,965                                 Continuation of 08/757,357.

                                                                Case abandoned, divisional filed
                                                                November 19, 2003.
---------------------------------------------------------------------------------------------------------------------------------
United States        Not yet available                          Divisional of 09/624,965           November 12, 2012

                                                                Awaiting examination.
---------------------------------------------------------------------------------------------------------------------------------

2.    Patent Family "Beta-amyloid peptide inhibitors"

Based on International Patent Application No. PCT/AU00/00886 (PQ1804/99)

Filed:     July 21, 2000
Applicant: Biomolecular Research Institute, or BRI, and University of Melbourne
           - Deed of Assignment from BRI to Prana completed, Deed of Assignment from University of Melbourne in progress.
Inventors: Barnham, McCarthy, Pallich, Matthews and Cherny

-------------------------------------------------------------------------------------------------------------------------------
 COUNTRY           APPLICATION NO.         PATENT NO.                                  STATUS
-------------------------------------------------------------------------------------------------------------------------------
Australia            59548/00                                   First Official Action received.
-------------------------------------------------------------------------------------------------------------------------------
Canada               2,379,858                                  Application currently stands abandoned until the Assignment to Prana from the University of Melbourne is lodged.
-------------------------------------------------------------------------------------------------------------------------------
Europe               00945456.2                                 Application published August 21, 2002.

                                                                Awaiting issuance of European Supplementary Search Report.
-------------------------------------------------------------------------------------------------------------------------------
Japan                2001-512526                                Pending.  Request for examination due July 21, 2006.
-------------------------------------------------------------------------------------------------------------------------------
United States        10/031,478                                 Pending. Awaiting examination.
-------------------------------------------------------------------------------------------------------------------------------

3.    Patent Family "Neurotoxic Oligomers"

Based on International Patent Application No.  PCT/AU01/00786 (60/214,779)

Filed:     June 28, 2000
Applicant: Prana and General Hospital Corporation
Inventors: Bush and Cherny

-------------------------------------------------------------------------------------------------------------------------------
 COUNTRY           APPLICATION NO.         PATENT NO.                                  STATUS
-------------------------------------------------------------------------------------------------------------------------------
Australia            2001268828                                 Request for examination due June 28, 2006.
-------------------------------------------------------------------------------------------------------------------------------
Canada               2,413,354                                  Pending.  Request for examination due June 28, 2006.
-------------------------------------------------------------------------------------------------------------------------------
China                01813312.6                                 Examination requested August 13, 2003.

                                                                Request for applying for Hong Kong application
                                                                due April 22, 2004.
-------------------------------------------------------------------------------------------------------------------------------
Europe               01947033.5                                 Pending.
-------------------------------------------------------------------------------------------------------------------------------
Japan                2002-505026                                Request for Examination due June 28, 2008.
-------------------------------------------------------------------------------------------------------------------------------
New Zealand          523428                                     Pending.  Awaiting First Official Action.
-------------------------------------------------------------------------------------------------------------------------------
United States        10/312,437                                 Pending.  Awaiting First Official Action.
-------------------------------------------------------------------------------------------------------------------------------

4.    Patent  Family  "Method  of  screening  for  inhibitors  of  Alzheimer's
      Disease"

Based on International Patent Application No.  PCT/AU01/01603 (PR2024/00)

Filed:     December 12, 2000
Applicant: Prana
Inventors: Barnham, Parker and Cappai

-------------------------------------------------------------------------------------------------------------------------------
 COUNTRY           APPLICATION NO.         PATENT NO.                                  STATUS
-------------------------------------------------------------------------------------------------------------------------------
United States        10/450,549                                 Awaiting First Official Action.
-------------------------------------------------------------------------------------------------------------------------------

5.    Patent Family "Treatment of Neurodegenerative Conditions"

Filed:     April 3, 2003
Applicant: Prana Biotechnology Ltd
Inventors: Masters

-------------------------------------------------------------------------------------------------------------------------------
 COUNTRY           APPLICATION NO.         PATENT NO.                                  STATUS
-------------------------------------------------------------------------------------------------------------------------------
United States      Not yet available                            Pending.  Due for completion April 3, 2004
-------------------------------------------------------------------------------------------------------------------------------

6.    Patent Family "An In Vitro system for determining formation of A(beta)
      Amyloid"

Based on International patent application No PCT/US94/11928

Filed:     October 19,1994
Applicant: General Hospital Corporation - Licensed to Prana
Inventors: Tanzi and Bush

----------------------------------------------------------------------------------------------------------------------
 COUNTRY              APPLICATION NO.             PATENT NO.             STATUS              PATENT TERM EXPIRES
----------------------------------------------------------------------------------------------------------------------
United States            08/294,819               6,365,414        Granted April 2, 2002     April 12, 2019
----------------------------------------------------------------------------------------------------------------------
United States            10/041,605                                Divisional case filed
                                                                   on claims not examined
                                                                   from 08/294,819
                                                                   Pending
----------------------------------------------------------------------------------------------------------------------
Canada                    2,205,085                                Pending, examination
                                                                   has been requested
----------------------------------------------------------------------------------------------------------------------
Japan                    H08-508706                3459069         Granted August 8, 2003    October 19, 2014
                                                                                             (unconfirmed)
----------------------------------------------------------------------------------------------------------------------
Japan                   P2003-145592                               Divisional case,
                                                                   Pending, examination
                                                                   requested
----------------------------------------------------------------------------------------------------------------------

7.    Patent Family "A diagnostic assay for Alzheimer's Disease"

Based on International patent application No PCT/US94/11895

Filed:     October 19, 1994
Applicant: General Hospital Corporation - Licensed to Prana
Inventors: Tanzi, Bush and Moir

--------------------------------------------------------------------------------------------------------------------------
 COUNTRY              APPLICATION NO.            PATENT NO.             STATUS                  PATENT TERM EXPIRES
--------------------------------------------------------------------------------------------------------------------------
United States            08/817,423              5,972,634       Granted October 26, 1999       August 4, 2017
--------------------------------------------------------------------------------------------------------------------------
United States            09/425,956                              Continuation application of
                                                                 08/817,423, filed October
                                                                 25, 1999.  RCE application
                                                                 filed in response to the
                                                                 final rejection. Response
                                                                 filed July 7, 2003, awaiting
                                                                 allowance or further Office
                                                                 Action
--------------------------------------------------------------------------------------------------------------------------
Canada                    2,203,142                              Pending. Request for
                                                                 Examination filed.
--------------------------------------------------------------------------------------------------------------------------

8. Patent Family "Identification of agents for use in the treatment of Alzheimer's Disease"

Based on International patent application No PCT/US98/04683

Filed:     March 11, 1998
Applicant: General Hospital Corporation - Licensed to Prana
Inventors: Bush, Huang, Atwood and Tanzi

-----------------------------------------------------------------------------------------------------------------------
 COUNTRY              APPLICATION NO.            PATENT NO.             STATUS                  PATENT TERM EXPIRES
-----------------------------------------------------------------------------------------------------------------------
PCT application    PCT/US00/11715                               This is a C-I-P of
                                                                PCT/US98/04683 filed March
                                                                29, 2000 and incorporates
                                                                the subject matter of
                                                                patent family no. 11
                                                                (below)
-----------------------------------------------------------------------------------------------------------------------
Australia          65484/98                      748768         Accepted and under              March 11, 2018
                                                                Opposition by Gerolymatos
-----------------------------------------------------------------------------------------------------------------------
Australia          2002-301084                                  Divisional application
                                                                filed September 1, 2002
                                                                from parent case, 65484/98
                                                                on the same subject
                                                                matter. Request for
                                                                Examination filed
                                                                September 9, 2003
-----------------------------------------------------------------------------------------------------------------------
United States      09/380,704                                   Examination in progress.
                                                                Response and Notice of
                                                                Appeal filed October 16,
                                                                2003
-----------------------------------------------------------------------------------------------------------------------
Canada             2,284,170                                    Pending. Examination
                                                                requested March 11, 2003
-----------------------------------------------------------------------------------------------------------------------
Japan              H10-539718                                   Pending. Deadline for
                                                                requesting Examination
                                                                March 11, 2005
-----------------------------------------------------------------------------------------------------------------------
Europe             98911551.4                                   Pending. Examination
                                                                requested October 7, 1999
-----------------------------------------------------------------------------------------------------------------------

9.    Patent Family "Use of Clioquinol for the therapy of Alzheimer's Disease"

Based on US patent application No. 09/032,777

Filed:     March 6, 1998
Applicant: General  Hospital  Corporation  and  University  of Melbourne -
           Assignment to Prana from University of Melbourne, licensed from the General Hospital Corporation to Prana
Inventors: Bush, Tanzi, Cherny and Xilinas

----------------------------------------------------------------------------------------------------------------------
 COUNTRY                APPLICATION NO.             PATENT NO.                        STATUS
----------------------------------------------------------------------------------------------------------------------
United States              09/224,93                                  Refiled as 09/560,887
----------------------------------------------------------------------------------------------------------------------
United States              09/560,887                                 Continuation application of
                                                                      09/224,953 filed April 28, 2000.
----------------------------------------------------------------------------------------------------------------------
United States              09/972,913                    -            Continuation application of 09/560,887
                                                                      filed October 10, 2001. Pending
----------------------------------------------------------------------------------------------------------------------

10.   Patent Family "Agents for use in the treatment of Alzheimer's Disease"

Based on International patent application No PCT/US99/05291

Filed:     March 11, 1999
Applicant: General Hospital Corporation - Licensed to Prana
Inventors: Bush, Huang, Atwood and Tanzi

----------------------------------------------------------------------------------------------------------------------
 COUNTRY               APPLICATION NO.          PATENT NO.              STATUS               PATENT TERM EXPIRES
----------------------------------------------------------------------------------------------------------------------
United States            09/038,154             6,323,218       Granted November 27,       March 11, 2018
                                                                2001
----------------------------------------------------------------------------------------------------------------------
United States            09/956,980                             Continuation
                                                                Application of
                                                                09/038,154 filed
                                                                September 21, 2001.
                                                                Response to office
                                                                action filed
                                                                November 10, 2003
----------------------------------------------------------------------------------------------------------------------
Europe                   99911307.9              1061923        Application allowed
----------------------------------------------------------------------------------------------------------------------
Japan                    2000-535322                            Pending.
----------------------------------------------------------------------------------------------------------------------
Australia                 29981/99                752236        Accepted, under
                                                                Opposition by
                                                                Gerolymatos.
----------------------------------------------------------------------------------------------------------------------
Australia                2002318888                             Divisional, pending
----------------------------------------------------------------------------------------------------------------------
Canada                    2,284,170                             Pending, Examination
                                                                requested
----------------------------------------------------------------------------------------------------------------------

11. Patent Family "Method of screening for drugs useful in treating Alzheimer's Disease"

Based on International patent application PCT/US00/11715

Filed:     April 29, 1999
Applicant: General Hospital Corporation - Licensed to Prana
Inventors: Bush

----------------------------------------------------------------------------------------------------------------------
 COUNTRY                       APPLICATION NO.             PATENT NO.                        STATUS
----------------------------------------------------------------------------------------------------------------------
United States                    09/560,883                6,638,711        C-I-P of US application 09/380,704
                                                                            (being the US national phase entry of
                                                                            PCT/US98/04683 Patent Issued October 28,
                                                                            2003, term to be advised
----------------------------------------------------------------------------------------------------------------------
Australia                         46849/00                                  Examination Requested
----------------------------------------------------------------------------------------------------------------------
Canada                            2,371,768                                 Pending
----------------------------------------------------------------------------------------------------------------------
Europe                           00928644.4                                 Pending
----------------------------------------------------------------------------------------------------------------------
Japan                           P2000-615064                                Pending
----------------------------------------------------------------------------------------------------------------------

12. Patent Family "Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof"

Based on International patent application No. PCT/US00/25975

Filed:     August 18, 2000
Applicant: General Hospital Corporation - Licensed to Prana
Inventors: Bush and Goldstein

----------------------------------------------------------------------------------------------------------------------
 COUNTRY                APPLICATION NO.             PATENT NO.                        STATUS
----------------------------------------------------------------------------------------------------------------------
Australia                2002276021                                         Pending
----------------------------------------------------------------------------------------------------------------------
Europe                   009652843.3                                        Pending
----------------------------------------------------------------------------------------------------------------------
Japan                    P202-520863                                        Request for Examination due
                                                                            September 22, 2007
----------------------------------------------------------------------------------------------------------------------
United States            10/344,860                                         Pending
----------------------------------------------------------------------------------------------------------------------

13.   Patent Family "8-Hydroxy Quinoline Derivatives"

International patent application No. PCT/AU03/00914.

Filed:     July 16, 2002
Applicant: Prana Biotechnology Ltd
Inventors: Kok, Barnham, Gautier & Krippner

----------------------------------------------------------------------------------------------------------------------
 COUNTRY                APPLICATION NO.             PATENT NO.                        STATUS
----------------------------------------------------------------------------------------------------------------------
PCT Application                                                             Due to file Demand for International
                                                                            Preliminary Examination by February 16,
                                                                            2004.  Due to enter National Phase
                                                                            January 16, 2005.
----------------------------------------------------------------------------------------------------------------------

14.   Patent Family "Neurologically-Active Compounds"

International patent application No. PCT/AU03/01303.

Filed:     October 3, 2003
Applicant: Prana Biotechnology Ltd
Inventors: Kok, Barnham & Gautier

----------------------------------------------------------------------------------------------------------------------
 COUNTRY                APPLICATION NO.             PATENT NO.                        STATUS
----------------------------------------------------------------------------------------------------------------------
PCT Application          PCT/AU03/01303                 -                   Due to file Demand for International
                                                                            Preliminary Examination by May 4, 2004.
                                                                            Due to enter National Phase 4 April 2005.
----------------------------------------------------------------------------------------------------------------------

15.   Patent Family "Compound V"

Australian provisional patent application.

Filed:     October 7, 2003
Applicant: Prana Biotechnology Ltd
Inventors: TBA

----------------------------------------------------------------------------------------------------------------------
 COUNTRY                APPLICATION NO.             PATENT NO.                        STATUS
----------------------------------------------------------------------------------------------------------------------
Australia                 2003905462                -                Patent completion and/or International
                                                                     (PCT) filing due  October 7, 2004.
----------------------------------------------------------------------------------------------------------------------

16.   Patent Family "Compound VI"

Australian provisional patent application.

Filed:     October 7, 2003
Applicant: Prana Biotechnology Ltd
Inventors: TBA

----------------------------------------------------------------------------------------------------------------------
 COUNTRY                APPLICATION NO.             PATENT NO.                        STATUS
----------------------------------------------------------------------------------------------------------------------
Australia                 2003905936                -                Patent completion and/or International
                                                                     (PCT) filing due  October 7, 2004.
----------------------------------------------------------------------------------------------------------------------

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

Regulatory Considerations

      Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived there from will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA and by the FDA in the United States, the Medicines Control Agency in the United Kingdom and the European Medicines Evaluation Authority. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies including the FDA in the United States and the Medicines Control Agency in the United Kingdom. Clinical trials are conducted in three sequential phases but the phases may overlap.

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

      We have recently completed the Phase II human clinical trials of PBT-1 and will need to complete further and more detailed trials before we will be able to make any application to any of the governmental authorities. We are currently undertaking a detailed review of requirements to progress the development of PBT-1 to enable application to regulatory agencies. Initially the focus is on FDA requirements for registration in the U.S. Harmonization of regulatory requirements through the ICH (International Conference on Harmonization) and the CTD

(Common Technical Document) will enable the regulatory application for the U.S. to be utilized for applications in Europe and other countries including Australia, providing some limited country specific requirements are addressed. A decision on the path forward with PBT-1 will be made based on this assessment, taking account of the potential requirements of future partners and the progress with PBT-2 and other future compounds. We cannot make any assurances that we will enter further clinical trials with PBT-1.

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

      During the course of clinical trials and toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PBT-1 or any of our other product candidates will be safe or effective when administered to patients.

Manufacturing and Raw Materials

      We use a third party manufacturer to produce our clinical supplies of PBT-1 and PBT-2. We have not faced any difficulty in obtaining raw materials for our research and development activities or our clinical studies. No assurance can be given that we would be able to replace this supplier on a timely basis, if we were required to find another source of PBT-1 or PBT-2.

Government Grants

      We announced on July 26, 2001 that we were granted a START grant from the Australian Industry Research and Development Board to expand our core intellectual property for drug treatment of neuro-degenerative diseases. Under the terms of the grant, we received A$1.7 million during the three year period commencing January 1, 2001 for up to 50% of the project costs related to our development of a treatment for Alzheimer's Disease. The grant was payable on the achievement of each of six milestones and we received the final payment under the START grant in October 2003.

      In May 2003, we announced that the Industry Research & Development (IR&D) Board of AusIndustry approved our application for funding under the BIF grant for the amount of A$230,000 for research into the development of an immunotherapy for Alzheimer's Disease.

      In the fourth quarter of 2003, we applied for a new START Grant to support further development of PBT-2 and other Alzheimer's Disease research. In November 2003 our application was approved in relation to research of Alzheimer's disease to the value of A$1.3 million.

Business Plan

      To date, the majority of our research efforts have been directed at research into the Alzheimer's Disease. Our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins. These diseases include:

            o     Age-related cataracts

            o     Creutzfeldt-Jakob Disease

            o     Motor Neuron Disease/Amyotrophic Sclerosis (ALS)

            o     Parkinson's Disease

      We believe that our Phase II human clinical trial of PBT-1 has demonstrated proof of principle of our theory of Alzheimer's Disease and that rational drug design will provide new and specifically designed drugs which will display greater efficacy in disaggregating aggregation prone proteins such as a-amyloid, paving the way for the development of new therapeutic agents. To that end, we have established a drug discovery and development program at the School of Chemistry, and Department of Pathology at the University of Melbourne and the Mental Health Research Institute of Victoria.

Rational Drug Design

      Our medicinal chemistry program began under Professor Peter Colman at the Biomolecular Research Institute in Melbourne and is now based at the University of Melbourne. Rational drug design employs computer-generated models, which target the molecular composition of various substances, in the case of Alzheimer's Disease the a-amyloid protein, and designs new chemical entities with the propensity to influence the targeted proteins and metal-mediated oxyradical formation which leads to neurodegenerative changes.

      A series of in vitro assays have been established to screen compounds developed by the medicinal chemistry group. During 2002/03 a program to undertake preliminary in vivo pharmacology and kinetic studies of the new compounds demonstrating activity in the in vitro screens has been established. The transgenic mouse model that demonstrated efficacy of PBT-1 is continuing to be used to evaluate in vivo efficacy and confirm lead compounds to take to formal pre clinical studies.

      In early August 2003, we announced that PBT-2, a new lead MPAC molecule for Alzheimer's disease, had been selected to enter development. PBT-2 is the result of rational drug design. It has been built "from the ground up" to fulfill very specific criteria. It was designed so that it will have no patent ambiguities, be orally bioavailable and cross the blood brain barrier. PBT-2 has been selected from over 300 Prana-developed compounds and has demonstrated significantly greater effectiveness in both pre-clinical in-vitro and in-vivo testing and has been designed to have an improved safety and efficacy profile compared to PBT-1. The new drug is expected to enter into Phase I human clinical trials in 2004, following a formal toxicology program.

      Data generated by in vitro and in vivo screens will also be incorporated into the medicinal chemistry program to further refine development strategies for new compounds.

Commercial Collaboration

      In March 2003, we announced that Schering A.G. (FSE:SCH, NYSE:SHR) of Germany will fund and license discoveries on new drug targets, especially in the area of diagnostics, in an agreement with us and Neuroscience Victoria Ltd. The commercial arrangements are subject to ongoing confidentiality, but will provide up to A$2.7 million of funding for new discovery research over the life of the projects, with additional milestone payments and royalties from discoveries. Neuroscience Victoria is an organization of the Universities of Melbourne and Monash, established to promote commercialization of discoveries emanating from Victoria universities and medical research institutes.

      In August 2003, we and Prima Biomed (ASX code:PRR) formed a collaboration with the Austin Research Institute and the University of Melbourne to develop the world's first vaccine for Alzheimer's Disease. The collaboration will enable Prima Biomed's highly encouraging new Panvax vaccine technology, called DCtag, to be used in conjunction with our metal protein attenuating compounds (MPAC) to assist the body's immune system to recognize the protein or peptide extracts associated with Alzheimer's Disease. DCtag has already been shown to be effective in targeting diseases such as malaria and cancer. In February 2003 Panvax announced the results of animal studies confirming the potential of DCtag technology for the development of vaccines and immunotherapies. The research and development will be conducted by the Austin Research Institute and the University of Melbourne and is supported by a Commonwealth government grant of A$250,000. The research will assess the feasibility of developing a vaccine to prevent the onset or progression of Alzheimer's Disease. It will also assess the effectiveness of the technology to enhance the production of antibodies as an effective Alzheimer's Disease treatment. We and Prima will jointly share in the benefit of any intellectual property produced from the collaboration including milestone payments and royalties that may accrue as a consequence of producing a successful vaccine therapy.

Research programs

      Alzheimer's Disease. Research is ongoing to increase our understanding of the neuropathology of Alzheimer's Disease. In the next 12 months, our research will focus on the structure and function of a-amyloid and its precursor, and protein structural studies. Additional clinical trials are planned in order to advance PBT-1 toward commercialization, but we can give no assurance that such trials will be initiated, or if initiated that they will be completed or prove to be successful.

      Creutzfedt-Jakob Disease. In early 2001, the scientific journal Biochemistry published research results by our sponsored scientist, Dr. Roberto Cappai, and his colleagues confirming the role of metals in the aggregation and neurotoxicity of the abnormal form of the prion protein (PrP), believed to be responsible for the transmissible spongiform encephalopathies.

      Age-Related Cataracts. Basic research in this area is continuing with ongoing studies. Data to date indicate that some age-related cataracts contain the same protein aggregation as that seen in Alzheimer's Disease. Prana retains the opportunity to investigate the usefulness of its MPAC portfolio in treating and/or preventing Age Related Cataracts. We can give no assurance that such research will continue or if continuing will be successful.

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

      Parkinson's Disease. Our Melbourne research team is working on the key protein (alfa-synuclein) that aggregates to form the diagnostic marker of this disease. We believe that the aggregated form of this protein s susceptible to the same therapeutic strategy that is being used for Alzheimer's Disease, and laboratory tests are in progress to confirm this approach. Experimental animal models are being developed, and the targets for drug development are expected to be available within the next twelve months. It is planned that the molecules already developed as part of the Alzheimer's Disease program will be used to clarify the rational drug development strategy required to optimize molecules for Parkinson's Disease. This testing will start in 2004.

      In March 2003, we announced our first major licensing and research collaboration agreement with Schering A.G. and Neuroscience Victoria. Among other projects, we will concentrate on the development of a new Alzheimer's diagnostic. We are seeking to develop the first highly reliable diagnostic for Alzheimer's disease using brain imaging of specific compounds as markers to measure the debilitating amyloid deposits. See Item 4A. "History and Development of the Company" for additional information.

      We expect that our research and development expenses, including intellectual property legal expenses during the fiscal year ending June 30, 2004 will total approximately A$3.5 million.

C.    ORGANIZATIONAL STRUCTURE

      Not applicable

D.    PROPERTY, PLANTS AND EQUIPMENT

      We own computer equipment, office furniture and lab equipment, the major item being a mass spectrometer that is being used at the University of Melbourne. We are not a party to any material property leases. We are provided with office space under our administrative services agreement with Aroma Science Pty Ltd.

ITEM 5.    OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.    OPERATING RESULTS

      You should read the following discussion and analysis in conjunction with
Item 3A. - "Selected Financial Data" as well as our financial statements and related notes which appear elsewhere in this annual report. The following discussion contains forward-looking statements that reflect our current plans, estimates and beliefs and involve risks and uncertainties. Our actual results may differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to such differences include those discussed below and elsewhere in this annual report.

      All of our revenues are generated in Australian dollars and a majority of our expenses are incurred in Australian dollars.

Overview

      We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants and interest income.

Recently Issued But Not Yet Adopted  Accounting  Pronouncements  Applicable to
Us

Australian Pronouncements

        The revised Australian Accounting Standard AASB 1020, "Income Taxes," is applicable to financial years ended on or after December 31, 2005 (fiscal year 2006 for our company). The key implication of this revised standard is that for our intangible assets that have previously been revalued upwards, we will recognize the equivalent deferred tax liability. When these assets are subsequently depreciated, the additional depreciation will be tax effected and will result in an increased profit after tax compared to the existing standard. We have not yet completed an assessment of the impact of this revised standard on our results of operations or financial position.

        On July 3, 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards, or IFRS, for financial years beginning on or after January 1, 2005 (fiscal year 2006 for our company). The adoption of IFRS is expected to have a significant impact; however we have not yet completed an assessment of the impact of IFRS on our results of operations or financial position.

United States Pronouncements

      In January 2003, the Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities--an interpretation of ARB No. 51," or FIN 46. The interpretation addresses consolidation by business enterprises of Variable Interest Entities, or VIEs, that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) the equity investors lack an essential characteristic of a controlling financial interest. Pursuant to the transitional requirements of FIN 46, we will adopt the consolidation guidance applicable to any existing VIEs on July 1, 2003. Any VIEs created after January 31, 2003 are immediately subject to the consolidation guidance in FIN 46. We are currently reviewing our major commercial relationships to determine the extent of our variable economic interest in these parties, and have not yet identified any material entities that would be judged to be our VIEs.

      In April 2003, the FASB issued Statement of Financial Accounting Standards
(SFAS) No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," or SFAS 149. SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 is not expected to have a material impact on our results of operations or financial position as we do not utilize derivative instruments nor engage in hedging activities.

      In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity" or SFAS 150. The pronouncement modifies the accounting for certain financial instruments that, under previous guidance, issuers could account for as equity. SFAS 150 requires that those instruments be classified as liabilities in statements of financial position. SFAS 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at July 1, 2003. The adoption of SFAS 150 is not expected to have a material impact on our results of operations or financial position.

Differences Between Australian Accounting Standards and U.S. Accounting
Standards

      We prepare our financial statements in accordance with A-GAAP, which differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-GAAP and U.S. GAAP as of the dates and for the periods indicated:

                                           As of and for the years ended June 30,
                                     ----------------------------------------------------
                                           2003              2002               2001
                                     ------------------ --------------- -----------------
Net loss in accordance with:
    A-GAAP.........................       (4,584,838)      (5,448,467)     (4,138,979)
    U.S. GAAP......................       (3,244,397)      (4,728,019)     (3,048,784)

Total equity in accordance with:
    A-GAAP.........................        15,823,703       16,668,986      21,392,877
    U.S. GAAP......................         7,378,083        6,715,803      9,404,161

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

      Equipment. Our equipment is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to 14 years.

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

            o Interest income is recognized as earned and collectibility is reasonably assured.

            o Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements provide for payments at different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed up front.

            o Reimbursements of expenses are recognized as revenue when the reimbursement is received and the related expenses have been incurred.

            o Corporate partner revenues are comprised of amounts earned under agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. Revenues are recognized as earned on a straight line basis over the lives of the relevant agreements. The straight line basis is considered appropriate as the agreements do not contain clearly defined milestones. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

Significant Costs and Expenses

      Depreciation and amortization expense. Depreciation of equipment is provided on a straight-line basis over the estimated useful lives of three to 14 years. Amortization of our core intellectual property is provided on a straight-line basis over the estimated useful lives of 15 years. See Notes 1(c) and 1(d) to the financial statements.

      Patents, research and development expenses. Our patents, research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research agreements. Such costs are charged to operations as incurred. Patents, research and development expenses also include costs associated with the acquisition and development of patents, which have been expensed subsequent to December 1999. See Note 1(d) to the financial statements.

      Legal expenses. Our legal expenses consist of fees paid to our outside counsel for various legal matters dealt with in the ordinary course of business as well as legal fees associated with patent applications and for the defense of patents.

      Consulting fee expenses. Our consulting fee expenses consist primarily of directors fees and other consultancy fees paid to members of our Scientific Advisory Board.

      Employee benefits expenses. Employee benefit expenses consist primarily of payments to employees for their services as employees.

      Corporate compliance expenses. Corporate compliance expenses consist primarily of costs incurred by Company to satisfy the requirements under Australian and US listing and accounting standards. Costs include items such as share register fees, listing fees, audit fees, and accounting and administration attributed to corporate compliance.

      Other expenses from ordinary activities. Other expenses from ordinary activities consist primarily of accounting and administrative services, travel, insurance, marketing and overhead expenses.

Results of Operations

Year ended June 30, 2003 compared to year ended June 30, 2002

Revenues from ordinary activities

      Revenues from ordinary activities increased to A$1,816,478 for the year ended June 30, 2003 from A$793,970 for the year ended June 30, 2002, an increase of A$1,022,508, or 128.8%. Revenues in the 2003 period consisted of A$945,250 of government research grants pursuant to the A$1.74 million START grant, A$111,686 in interest income, A$253,054 of reimbursements attributable to an agreement with the Bank of New York whereby 50% of the costs associated with the Nasdaq listing were reimbursed and A$506,250 in research funding attributable to the March 2003 licensing and research collaboration agreement with Schering A.G. and Neuroscience Victoria Ltd, compared to A$567,250 of government research grants pursuant to the A$1.74 million START grant and A$226,720 in interest income in the 2002 period.

Depreciation and amortization expenses

      Depreciation and amortization expenses increased to A$1,185,973 for the year ended June 30, 2003 from A$1,160,595 for the year ended June 30, 2002, an increase of A$25,378 or 2.2%. The increase in expenses in the 2003 period is attributable to the depreciation of the equipment purchased during year ended June 30, 2003.

Patents, research and development expenses

      Patents, research and development expenses decreased to A$1,861,295 for the year ended June 30, 2003 from A$2,498,486 for the year ended June 30, 2002, a decrease of A$637,191, or 26%. This decrease is attributable to a reduction in our expenditure on phase II human clinical trials of PBT-1 (which concluded in early 2002) and a reduction in the amounts paid to certain of our research partners (including the effect of the appreciating Australian dollar on certain of these payments which are contracted in US dollars) as well as the acquisition of additional patents that were charged to expense.

Legal expenses

      Legal expenses decreased to A$848,660 for the year ended June 30, 2003 from A$923,816 for the year ended June 30, 2002, a decrease of A$75,156, or 9%. This decrease was primarily due to a reduction in costs associated with patent litigation and in prosecuting patent claims.

Employee benefits expense

      Employee benefits expenses increased to A$760,980 for the year ended June 30, 2003 from A$378,853 for the year ended June 30, 2002, an increase of A$382,127, or 101%. The increase in expenses in the 2003 period was primarily due to the increased activity during the year and an increase in key employees in Australia on significant salaries (six employees as at June 30, 2003 versus four employees as at June 30, 2002).

Consulting fee expenses

      Consulting fee expenses decreased to A$567,730 for the year ended June 30, 2003 from A$604,873 for the year ended June 30, 2002, a decrease of A$37,143, or 6%. The decrease in expenses in the 2003 period was primarily due to an increase in employees, reducing the cost of outside consultants.

Corporate compliance expenses

    Corporate compliance expenses increased to A$395,604 for the year ended June 30, 2003 from A$339,383 for the year ended June 30, 2002, an increase of A$56,221, or 16.6%. The increase in expenses in the 2003 period is primarily attributable to the costs associated with our listing on the Nasdaq SmallCap Market (completed in September 2002) and complying with the registration and reporting requirements of the U.S. Securities and Exchange Commission, or SEC.

Other expenses from ordinary activities

    Other expenses from ordinary activities increased to A$ 781,074 for the year ended June 30, 2003 from A$336,431 for the year ended June 30, 2002, an increase of A$444,643, or 132%. The increase in expenses in the 2003 period is primarily due to the increase in operations, which has resulted in increases in rental expense, office overhead costs, marketing expenses (primarily in the United States) and overseas travel expense. Much of this additional expenditure was due to our increasing discussions with potential corporate partners and our listing on the Nasdaq SmallCap Market.

Year ended June 30, 2002 compared to year ended June 30, 2001

Revenues from ordinary activities

      Revenues from ordinary activities increased to A$793,970 for the year ended June 30, 2002 from A$516,182 for the year ended June 30, 2001, an increase of A$277,788, or 53.8 %. Revenues in the 2002 period consisted of A$567,250 of government research grants and A$226,000 in interest income, compared to A$226,000 of government research grants and A$290,182 in interest income in the 2001 period. Revenue from government grants increased from prior years as the Company reached more milestones in the current financial year. Interest income was comparable between 2001 and 2002.

Depreciation and amortization expenses

      Depreciation and amortization expenses increased to A$1,160,595 for the year ended June 30, 2002 from A$1,140,658 for the year ended June 30, 2001, an increase of A$19,937, or 1.7%. The increase in expenses in the 2002 period is attributable to the depreciation of the purchase of additional equipment during year ended June 30, 2002.

Patents, research and development expenses

      Patents, research and development expenses increased to A$2,498,486 for the year ended June 30, 2002 from A$2,376,404 for the year ended June 30, 2001, an increase of A$122,082, or 5.1%. The increase in expenses in the 2002 period was primarily due to costs associated with our phase II human clinical trials of PBT-1 as well as the acquisition of additional patents that were charged to expense.

Consulting fee expenses

      Consulting fee expenses increased to A$604,873 for the year ended June 30, 2002 from A$306,530 for the year ended June 30, 2002, an increase of A$298,343, or 102.7%. The increase in expenses in the 2002 period was primarily due to the increased activity during the year and use of more scientific and marketing consultants, particularly in the US.

Legal fee expenses

      Legal fee expenses increased to A$923,816 for the year ended June 30, 2002 from A$252,675 for the year ended June 30, 2001, an increase of A$671,141, or 266%. The increase in expenses in the 2002 period was primarily due to costs associated with patent litigation and in prosecuting additional patent claims.

Employee benefits expense

      Employee benefits expenses increased to A$378,853 for the year ended June 30, 2002 from A$122,199 for the year ended June 30, 2001, an increase of A$256,654, or 210%. The increase in expenses in the 2002 period was primarily due to full year of operations for the employee expenses (in 2001 we only commenced laboratory activities part way through the year, and thus only incurred employee expenses for part of the year), and an additional employee for the year ended June 30, 2002.

Corporate compliance expenses

    Corporate compliance expenses increased to A$339,383 for the year ended June 30, 2002 from A$196,629 for the year ended June 30, 2001, an increase of A$142,754 or 72.6%. The increase in expenses in the 2002 period is primarily attributable to costs incurred in connection with our listing on the Nasdaq SmallCap Market which was finalized in September 2002.

Other expenses from ordinary activities

    Other expenses from ordinary activities increased to A$336,431 for the year ended June 30, 2002 from A$260,066 for the year ended June 30, 2001, an increase of A$76,365 or 29.4%. The increase in expenses in the 2002 period was primarily due to the increase in operations, which has resulted in increased rental expense (resulting from use of the laboratory for a full year) and increased office overhead costs.

Inflation and Seasonality

      Management believes inflation has not had a material impact on our company's operations or financial condition and that our operations are not currently subject to seasonal influences.

B.    LIQUIDITY AND CAPITAL RESOURCES

      Cash and cash equivalents totaled A$3,463,783 at June 30, 2003 compared to A$3,585,014 at June 30, 2002 and A$6,854,873 at June 30, 2001. We financed our operations from inception until our initial public offering in March 2000 primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants and interest earned on investments. In March 2003, we completed the conversion of our 7,289,310 outstanding listed options into ordinary shares. As a result of the conversion, we received approximately A$3.5 million in net proceeds, which funds were added to our working capital. As of June 30, 2003, we raised A$16.4 million, net of issuance costs, from the sale of equity securities and the proceeds from the exercise of options.

      In September 2003, we raised an additional A$4.7 million, net of issuance costs, through a private placement of 7.1 million ordinary shares to institutional and accredited investors at a subscription price of A$.70 per share. As of September 30, 2003 we had A$7,113,634 in cash and cash equivalents and our working capital was A$6,015,667.

      Net cash used in operating activities was A$3,590,613, A$3,799,515 and A$2,360,315 during the years ended June 30, 2003, 2002 and 2001, respectively. Our payments to suppliers and employees during the years ended June 30, 2003, 2002 and 2001 were A$5,293,087 A$4,885,444 and A$2,651,685 respectively. The increase in payments from the year ended June 30, 2002 to the year ended June 30, 2003 consisted primarily of increased expenses related to conducting clinical trials and other research, development and administrative activities and the timing of cash payments related to these activities. During the years ended June 30, 2003, 2002 and 2001, our payments to suppliers and employees were offset by government grants of A$836,335, A$843,714 and nil, respectively, and interest income of A$106,835, A$242,215 and A$253,177, respectively. Additionally, during the year ended June 30, 2003, our payments to suppliers and employers were further offset by A$506,250 received for research funding attributable to a licensing and research collaboration agreement and A$253,054 received for reimbursement of Nasdaq listing expenses.

      Net cash used in investing activities was A$87,929 during the year ended June 30, 2003 and $50,689 during the year ended June 30, 2002 principally for the purchase of laboratory and computer equipment. We did not have cash flows from investing activities during the year ended June 30, 2001.

      Net cash provided by financing activities was A$3,569,792, A$580,345 and A$4,745,599 during the years ended June 30, 2003, 2002 and 2001, respectively. Cash flows from financing activities during the years ended June 30, 2003 and 2002 reflected the exercise of options into ordinary share capital. Cash flows from financing activities during the year ended June 30, 2001 reflected net proceeds from a private placement of our ordinary shares to institutional investors.

      From inception to June 30, 2003, our capital expenditures totaled A$372,161 consisting of computer equipment and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are being depreciated on a straight-line basis over the estimated useful lives of three to 14 years, with a net balance at June 30, 2003 of A$141,611. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

      As of June 30, 2003, our principal commitments consisted of obligations under our research funding agreement with the University of Melbourne and under a license agreement with the General Hospital Corporation, or GHC. Under our agreement with the University of Melbourne, we are required to pay the University A$297,000 per year during each of the three years beginning December 1, 2000. We are required to pay GHC a total of U.S.$166,590 (A$310,108) for a period of 30 months beginning June 26, 2001, and U.S.$182,000 for a period of 30 months from January 2002. See Item 5C. - "Research and Development, Patents and Licenses," Item 10C. - "Material Contracts" and Note 14 to our financial statements.

      Under our agreement with Kendle Pty Ltd, or Kendle, a Director-related company, we are required to pay A$1,280-A$1,520 per day for their services in connection with the commercialization of our technology. Under an ongoing agreement, we pay Aroma Science Pty Ltd, or Aroma Science, a Director-related company, on arms length commercial rates for computer, administration and meeting facilities. We also pay Malvern Administrative Services Pty Ltd, or Malvern, A$10,000 per month under an ongoing agreement for administrative, accounting, company secretarial services and corporate advice.

      We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, a licensing and research collaboration agreement and potential option exercises will be sufficient to support our current operating plan for the foreseeable future; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:

            o     costs and timing of obtaining regulatory approvals;

            o the costs and timing of obtaining, enforcing and defending our patent and intellectual property the progress and success of pre-clinical and clinical trials of our product candidates; and

            o the progress and number of our research programs in development;

Conditions in Australia

      We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

C.    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

      Our primary activity since incorporation in 1997 has been the acquisition and development of patents as well as research and development of our core technology. Research and development expenses amounted to A$1,717,770, A$1,827,536 and A$1,623,541 during the years ended June 30, 2003, 2002 and 2001, respectively. In addition to these expenses, A$143,525, A$670,950 and A$752,863 was spent in relation to patent costs.

      Our patents, research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research agreements. Such costs are charged to operations as incurred. Research and development expenses also include costs associated with the acquisition and development of patents subsequent to December 1999. See Note 1(d) to the financial statements.

      In March 2003, we announced our first major licensing and research collaboration agreement with Schering A.G., a major international pharmaceutical company and Neuroscience Victoria. Schering is providing up to A$2.7 million over the life of the projects with additional milestone payments and royalties from discoveries. See Item 4A. "History and Development of the Company" for additional information.

      We have also identified and provisionally patented a novel target for an Alzheimer's vaccine. We will collaborate with Prima Biomed Ltd, another publicly traded Australian biotech company, and use the resources of the Austin Research institute, the University of Melbourne and the Mental Health Research Institute to pursue this therapeutic approach. The research will investigate the feasibility of developing a vaccine to prevent the onset or progression of Alzheimer's. The research will assess the ability of the immune system to selectively produce specific antibodies which target the "toxic linked" forms of beta amyloid (not `normal' beta amyloid) associated with the pathology of the disease, as an effective Alzheimer's treatment. The Commonwealth of Australia government has provided a A$227,000 BIF grant for this work.

      We announced on July 26, 2001 that we were granted a START grant from the Australian Industry Research and Development Board in the amount of A$1.74 million to expand our core intellectual property for drug treatment of neuro-degenerative diseases. Under the terms of the grant we received A$1.7 million during the three year period commencing January 1, 2001, for up to 50% of the project costs related to our development of a treatment for Alzheimer's Disease. The grant was payable on the achievement of each of six milestones and we received the final payment under the START grant in October 2003.

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

      Under the terms of a research funding agreement between us and the University of Melbourne, we are required to pay the University a minimum of A$297,000 (inclusive of goods and services tax), each year for a period of three years from December 1, 2000 for research projects. The collaboration between the University of Melbourne, Mental Health Research Institute of Victoria and us has been extended to include the addition of several new early research projects emerging from the research agreement with Schering A.G.. The renewal of the original programs which provide us with a collaboration supporting our basic drug screening is under review and is expected to be finalized prior to the end of 2003. Although we have every intension of continuing our relationship with the University of Melbourne and Mental Health Research Institute of Victoria to support our Drug screening program we cannot give any assurance that this can be or will be undertaken.

      On February 8, 2000, we entered into a patent assignment agreement with The Biomolecular Research Institute, or BRI. The agreement provides for the assignment of various patent applications and patent rights from BRI to us. In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents.

      Under the terms of a license agreement between us and the GHC, we are required to pay GHC a total of U.S.$166,590 for the 30 month period beginning January 1, 2001 and U.S.$182,000 for a period of 30 months from August 1, 2001 for the right to use the results of research under a license for certain patent rights.

      On January 1, 2001, we entered into another license agreement with GHC whereby we obtained an exclusive license with respect to certain patents and permits us to sublicense the patent rights to others. In consideration of the license we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us.

      Under the terms of our strategic alliance agreement with Kendle , they provide us with consultancy services in relation to the coordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at a rate of A$1,280-A$1,520 per day. For the years ended June 30, 2003, 2002 and 2001, fees earned by Kendle amounted to A$475,289, A$537,327 and

A$279,896, respectively. These fees are included in our statements of financial performance as consulting fees.

D. TREND INFORMATION

      We are a development stage company and it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts.

E. OFF-BALANCE SHEET ARRANGEMENTS

      None.

ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.    DIRECTORS AND SENIOR MANAGEMENT

      Our directors and executive officers are as follows:

        Name                    Age  Position
        ----                    ---  --------

        Geoffrey P. Kempler...   48  Executive Chairman

        Colin L. Masters......   56  Executive Director

        Brian D. Meltzer......   50  Non-Executive Director

        George W. Mihaly......   50  Non-Executive Director

        Ross Thomas Murdoch...   38  Chief Operating Officer

        Richard Revelins......   41  Company Secretary

        Dianne Angus..........   43  Vice President of Intellectual
                                     Property

      Geoffrey Paul Kempler has served as our executive chairman since November 1997. Mr. Kempler is one of the founders of our company and has been primarily responsible for the successful negotiation of our company's existing contractual relationships with Massachusetts General Hospital, the University of Melbourne and the Biomolecular Research Institute. Mr. Kempler is a qualified psychologist and the Managing Director and major shareholder of Aroma Science Pty Ltd., which holds the Australian distribution and marketing rights to the Aveda range of products. Mr. Kempler, who has extensive experience in investment and business development, has managed our operations to date and has been responsible for the implementation of our strategic plan and the commercialization of our technology. As Chairman, Mr. Kempler has overall management responsibility and will continue to be primarily responsible for ongoing negotiations with respect to the technology. He is also a member of the

Audit Committee. Mr. Kempler has a B.Sc degree in science from Monash University and Grad. Dip. App. Soc. Psych. degree from Swinburne University.

      Professor Colin Louis Masters has served as director of our company since December 1999. Professor Masters graduated with a degree in Medicine from the University of Western Australia in 1970. Since this time Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer's disease research and is currently a Professor and Head of the Department of Pathology at the University of Melbourne. He is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital. Professor Masters chairs our Scientific Advisory Board and is primarily responsible for the implementation of the research strategy of our company. Professor Masters has a B.Med.Sci. degree with Honours, an M.B., B.S., M.D., F.R.C. Path (U.K.) degree and F.R.C. Path (Aust), F.A.A. degree, all from the University of Western Australia.

      Brian Derek Meltzer has served as a non-executive director of our company since December 1999. Mr. Meltzer is a merchant banker with the international investment bank Babcock & Brown. He has 20 years experience in finance, including 12 years at AIDC Ltd where he was Director of Non-Executive Director Investment Advisory Services. He is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr. Meltzer is a non-executive director on the boards of a number of private companies. He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). He is also a member of the Audit Committee. Mr. Meltzer has a B. Com., and MEc. degrees from the University of Auckland and Monash University, respectively.

      Dr. George William Mihaly has served as a non-executive director of our company since December 1999. Dr. Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid 1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd - one of Australia's leading independent consultant research organizations (CRO) to the pharmaceutical industry. Synermedica merged with the Global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continues as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd). Over the course of the last 22 years in academia and industry, Dr. Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials. Dr. Mihaly has B.Pharm., M.Sc. and Ph.D. degrees and is a graduate of the Australian Institute of Company Directors.

      Dr. Ross Thomas Murdoch has served as chief operating officer of our company since July 2002. Dr. Murdoch has almost 16 years of experience in the local and international pharmaceutical industry and has accumulated extensive experience in all the scientific, operational and commercial aspects of drug research and development. Prior to joining our company and since February 2001, he served as chief executive officer and chief scientific officer of Kinacia Pty Ltd, an Australian based pharmaceutical company. Previously and since June 1998 he was employed by Astra Merck and after its merger with Zeneca he served as global head of clinical project management for AstraZeneca. From 1990 to May 1998 Dr. Murdoch was employed by SmithKline Beecham where he managed its Australian research program until his transfer to SmithKline Beecham in the U.S. in 1995 where he became a director in global project management leading drug development in the cardiovascular, pulmonary and metabolism therapeutic areas. Dr. Murdoch has a B.Sc degree with honors from Monash University, a PhD in Pharmacology from the University of Melbourne, a postgraduate certificate in health economics from the Monash University Business School, and is a graduate of the Australian Institute of Company Directors.

      Mr. Richard Revelins has served as our company secretary since December 1999. Mr. Revelins is an executive director and principal of Peregrine Corporate Limited an Australian based investment bank. He has held senior positions in international merchant banks and is currently a director of a number of companies listed on the Australian Stock Exchange including Prima Biomed Limited, Integra Medical Imaging Limited, Select Vaccines Limited, Gaming and Entertainment Group Limited, Yamarna Goldfields Limited and Cangold Inc., a company listed on the Canadian Venture Exchange.

      Ms. Dianne Angus has served as the Vice President of Intellectual Property and Licensing of our company since August 2002. From October 1997 to June 2000 Ms. Angus was the Manager for Intellectual Property for Florigene Limited. From June 2000 to August 2002 Ms. Angus was a Director of Dianne Angus and Associates Pty Ltd. Ms Angus has worked in the commercial biotechnology sector for 10 years directing technology evaluation and acquisition and product licensing. During this time Ms. Angus has managed large and diverse IP portfolios conducting global patent and trademark prosecution, contract rights and enforcement. Ms. Angus has also negotiated many commercial research and product development licenses ranging from major entities such as Novartis, Monsanto, Suntory, Du Pont to numerous Australian, Japanese and American research institutes. She has undertaken due diligence assessments on several Australian biotechnology companies for investment brokers. Ms. Angus has a Bachelor of Science (Education) and a Bachelor of Science (Honour's) degree from the University of Melbourne, a Masters degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from the University of Melbourne and a Diploma in Intellectual Property Practice from the Institute of Patent and Trade Mark Attorneys of Australia.

Term of Directors

      Our Board has the power to appoint any person to be a director, either to fill a vacancy or as an additional director. Any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. The term for each director, excluding a Managing Director is three years at which time that director retires from office and offers himself/herself for re-election at the next annual general meeting. The terms of Messrs. Meltzer and Mihaly expire in two years. Following the Annual General Meeting held on December 17, 2003, Mr. Masters was re-elected as a director with a term expiring in three years. Mr. Kempler, as Managing Director, is not required to retire from office and offer himself for re-election. Under Australian law, directors who have reached the age of 72 must stand for re-election annually. The term of office of our directors are staggered, such that in any given year at least one-third or the nearest lower whole number, of the directors, excluding a Managing Director, must retire and stand for re-election at each year's annual general meeting.

      A Managing Director's appointment as a director of our company is not subject to the rotation provisions of our Constitution. Mr. Kempler would cease to be a Managing Director if he ceased to be eligible to be a director of a company under the relevant provisions of the Australian Corporations Law.

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

      Remuneration for the services of the Executive Directors are formalized in a service agreement. Details of the nature and amount of each element of the emoluments of each Director of our company for the financial year are shown in the following table. The following table presents all compensation we paid to all of our directors and to all of our directors and executive officers as a group for the year ended June 30, 2003:

                                                                  Salaries, fees,        Pension, retirement
                                                                  commissions and          and other similar
                                                                      bonuses                  benefits
                                                                  ---------------           -------------
Geoffrey P. Kempler .........................................       A$261,468                  A$23,532
Colin L. Masters ............................................         100,000                      -
Brian D. Meltzer ............................................         100,800                      -
George W. Mihaly ............................................         108,753                     3,567
All directors and officers as a group, consisting
  of five persons............................................       A$571,021                  A$27,099

      As of October 30, 2003, our directors and executive officers as a group, consisting of five persons, held options to purchase an aggregate of 10,767,500 ordinary shares.

C.    BOARD PRACTICES

      Our Board is elected by and accountable to our shareholders. Board responsibilities are divided into operating activities, financial and capital markets activities and scientific activities. Our Executive Chairman, Geoffrey Kempler, is predominantly responsible for overall management of our company, negotiating agreements and negotiations with research institutions and supervision of our intellectual property portfolio. Mr. Meltzer is predominantly responsible for our company's financial and treasury operations and advises the Board with respect to capital markets and corporate activities. Scientific activities are undertaken under the direct responsibility of Professor Colin Masters who chairs our Scientific Advisory Board.

      Our Board currently has four directors of whom two are non-executive directors. The two executive directors are our Managing Director, Mr. Kempler and Professor Colin Masters. In addition our Board has established an audit committee.

      During the financial year 2003, our company entered into a policy to indemnify our Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. Our company has not otherwise during or since the financial year indemnified or agreed to indemnify an officer or an auditor of the company or of any related body corporate against a liability incurred as such an officer or auditor.

Audit Committee

      Our Audit Committee consists of Messrs Kempler, Meltzer and Richard Revelins. The Audit Committee provides the Board with assurances as to the reliability of financial information for inclusion in the financial statements.

      The responsibilities of the audit committee include: (i) examining the manner in which management ensures and monitors the adequacy of the nature, extent and effectiveness of accounting and internal control systems; (ii) reviewing prior to publication the statutory accounts and other published financial statements and information; (iii) monitoring relationships with our independent auditors, ensuring that there are no restrictions on the scope of the statutory audit, making recommendations on the auditors' appointment and dismissal, and reviewing the activities, findings, conclusions and recommendations of the independent auditors; (iv) reviewing arrangements established by management for compliance with regulatory and financial reporting requirements; and (v) reviewing the scope and nature of the work of the internal auditing unit.

      Our Audit Committee is authorized generally to investigate any matter within the scope of its responsibilities and has the power to obtain from the internal auditing unit, our independent auditors or any other officer or employee any information that is relevant to such investigations.

Scientific Advisory Board

      Our company's Scientific Advisory Board is comprised of a number of the leading scientists in the field of age related degenerative disorders. Our Scientific Advisory Board oversees and administers our research activities. Professor Colin Masters chairs our Scientific Advisory Board. The members of our Scientific Advisory Board are as follows:

      Professor Colin Louis Masters has served as an executive director of our company since December 1999. Professor Masters graduated with a degree in Medicine from the University of Western Australia in 1970. Since this time Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer's disease research and is Professor and Head of the Department of Pathology at the University of Melbourne. He is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital. Professor Masters chairs our Scientific Advisory Board and is primarily responsible for the implementation of the research strategy of our company. Professor Masters has a B.Med.Sci. degree with Honors, an M.B., B.S., M.D., F.R.C. Path (U.K.) degree and F.R.C. Path (Aust), F.A.A. degree, all from the University of Western Australia.

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

      Professor Peter Colman is the Founding Director of the Biomedical Research Institute and a Professorial Fellow at the University of Melbourne. He is the former Chief of the CSIRO Division of Bimolecular Engineering and a founding member of the Board of Directors of Biota Holdings Limited. Professor Colman has been highly honored for his role in developing the Drug Relenza, which has proven successful in the treatment of influenza. Professor Colman is now taking an active interest in the Amyloid protein as the target for the Alzheimer's Disease therapy. His team of scientists working in the Bimolecular Research Institute in collaboration with us have developed compounds which attack the
(beta)Amyloid protein, and a patent application has been filed on the basis of this work. This application has been assigned to our company. Professor Colman and his team is responsible for pursuing our research objectives in the areas of structural biology and rational drug design.

      Professor Rudolph Emile Tanzi is Professor of Neurology at the Harvard Medical School and Associate Geneticist, Neurology Services, the Director of Genetics and the Aging Unit, at the Massachusetts General Hospital. He played a lead role in the discovery of genes and the mechanisms that underlie the cause of Alzheimer's Disease, particularly as they relate to the molecular genetics of this disorder. His laboratory at the Massachusetts General Hospital is one of the leaders in the field. Over the last ten years he has helped guide the development of our platform technology.

      Professor Konrad Beyreuther is the Director of Institute for Molecular Biology at the University of Heidelberg. An expert in protein chemistry and molecular biology, he has worked on Alzheimer's Disease since 1984. He is regarded as one of Europe's leading scientists in Alzheimer's research. He is a well known consultant to the pharmaceutical industry and his contributions have been internationally recognized by awards and prizes. He has collaborated with our scientists for many years.

D.    EMPLOYEES

      At June 30, 2003, we had eight employees including two directors. Of such employees, four persons were employed in research and development, one person in management and administration and one person in operations. We have standard employment agreements with our employees, all of whom are located in Australia.

      Australian labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents. We currently fund our ongoing legal severance pay obligations by paying monthly premiums for our employees' insurance policies.

Employment Agreements

      We have standard employment agreements with our employees including the Chief Executive Officer and Chief Operating Officer. We have not entered into any employment agreements with Mr Kempler in his capacity as Executive Chairman or any directors except with respect to our consulting agreement with Professors Masters, and Bush. See "-Related Party Transactions."

E.    SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

      The following table sets forth certain information as of October 31, 2003 regarding the beneficial ownership by each of our directors and executive officers:

                                             Number of Ordinary
                                             Shares Beneficially   Percentage of
Name                                              Owned (1)        Ownership (2)
----                                              ---------        -------------
Geoffrey P. Kempler .....................     26,222,500(3)(4)            35.7%
Colin L. Masters ........................      1,018,000(5)                1.4%
Brian D. Meltzer ........................        460,000(6)(7)               *
George W. Mihaly ........................        360,000(8)(9)               *
Richard Revelins ........................        437,008(10)(11)             *
All directors and executive officers as
a group (5 persons) .....................     28,497,508                  38.8%

----------
*     Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 73,485,924 ordinary shares issued and outstanding as of October 31, 2003.

(3) Of such shares, 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held of record by Baywick Pty Ltd, an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd, an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd, an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd, Crystal Triangle Pty Ltd and NRB Developments Pty Ltd.

(4) Includes 9,167,500 ordinary shares issuable upon the exercise of options expiring in December 2004 (of which 1,000,000 options are held by Mr. Kempler, 6,682,500 options are held by Baywick Pty Ltd and 1,485,000 options held by NRB Developments Pty Ltd). All of such options have an exercise price of A$0.50 per share.

(5) Of such shares, 16,000 ordinary shares are held by Helen Masters, Mr. Masters' wife, 1,000 ordinary shares are held by Seth Masters, Mr. Masters' son and 1,000 ordinary shares are held by Kate Masters, Mr. Masters' daughter. Also includes 1,000,000 ordinary shares issuable upon the exercise of options expiring in December 2004. All of such options have an exercise price of A$0.50 per share.

(6) Includes 300,000 ordinary shares issuable upon the exercise of options expiring in December 2004. All of such options have an exercise price of A$0.50 per share.

(7) Of such shares, 160,000 ordinary shares are held by Navon Pty Ltd., an Australian corporation owned by Mr. Meltzer.

(8) Of such shares 4,000 ordinary shares are held by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly's sons. An additional 52,000 ordinary shares are held of record by Waide Pty Ltd. an Australian corporation owned by Mr. Mihaly.

(9) Includes 300,000 ordinary shares issuable upon the exercise of options expiring in December 2004 . All of such options have an exercise price of A$0.50 per share.

(10) Of such shares, 187,008 are held of record by Darontack Pty Ltd. an Australian corporation owned by Mr. Revelins.

(11) Includes 250,000 ordinary shares issuable upon the exercise of options expiring in December 2004 that have an exercise price of A$0.50 per share.

Stock Option Plan

      In November 2000, we adopted our Employee Share Incentive Scheme, or the Plan. The Plan was designed to reward executives, employees and consultants for their contributions to our company and to provide a method of retaining key personnel for the growth and development of our intellectual property rights. Options granted under this plan are exercisable until October 31, 2004. The options cannot be transferred and will not be quoted on the ASX. The following table presents option grant information for this plan as of December 18, 2003:

         Ordinary shares reserved    Options    Weighted average
            for option grants      outstanding  exercise price
            -----------------      -----------  --------------

                3,000,000           1,347,167      A$ 0.50

Plan Administration

      The Employee and Consultants Option Plan is administered by our Board.

Exercise of Options During Fiscal 2003

      As of October 31, 2003, 13,274 options issued under our Plan had been exercised.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.    MAJOR SHAREHOLDERS

      The following table sets forth certain information, as of October 31, 2003, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

                                                    Percentage of
                              Number of ordinary     outstanding
                             shares beneficially      ordinary
Name                              owned (1)           shares (2)
----                              ---------           ----------
Geoffrey P. Kempler.........  26,222,500 (3)(4)        35.68%
Jagen Nominees Pty Ltd......  20,885,661 (5)(6)        28.42%
Citicorp Nominees Pty Ltd...   4,703,375 (7)            6.4%
Merrill Lynch (Australia)
  Nominees Pty Ltd..........   4,443,184 (8)            6.0%
ANZ Nominees Ltd............   3,734,736 (9)            5.0%

--------------

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

(2) The percentages shown are based on 73,485,924 ordinary shares issued and outstanding as of November 6, 2003.

(3) Of such shares, 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held of record by Baywick Pty Ltd, an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd, an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd, an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd, Crystal Triangle Pty Ltd and NRB Developments Pty Ltd.

(4) Includes 9,167,500 ordinary shares issuable upon the exercise of options expiring in December 2004 (of which 1,000,000 options are held by Mr. Kendle, 6,682,500 options are held by Baywick Pty Ltd and 1,485,000 options are held by NRB Developments Pty Ltd). All of such options have an exercise price of A$0.50 per share.

(5) Includes 14,203,161 ordinary shares held by Jagen Nominees Pty Ltd. Mr. Boris Liberman may be deemed to hold the voting and investment powers for the ordinary shares held by Jagen Nominees Pty Ltd.

(6) Includes 6,682,500 ordinary shares issuable upon the exercise of options expiring in December 2004 which are held by Jagen Nominees Pty Ltd. Mr. Boris Liberman may be deemed to hold the voting and investment powers for the ordinary shares held by Jagen Nominees Pty Ltd. All of such options have an exercise price of A$0.50 per share.

(7)   Includes 4,703,375 ordinary shares held by Citicorp Nominees Pty Ltd.

(8) Includes 4,443,184 ordinary shares held by Merrill Lynch (Australia) Nominees Pty Ltd.

(9)   Includes 3,734,736 ordinary shares held by ANZ Nominees Ltd.

      To our knowledge, we are not directly or indirectly owned or controlled by any another corporations or by any governmental entity, and there are no arrangements that might result in a change in our control.

      As of October 31, 2003 there were 2,181 holders of record of our ordinary shares, of which eight record holders, holding approximately 0.286% of our ordinary shares, have registered addresses in the United States.

B.    RELATED PARTY TRANSACTIONS

      Dr. Mihaly serves as a director of Kendle, formerly known as Synermedica Pty Ltd. Kendle provides analysis and review of the commercialization of our technology, intellectual property management and clinical trial management and monitoring. We paid Kendle A$475,289 in the year ended June 30, 2003 for their services. An ongoing agreement at normal commercial rates that is terminable at will exists between us and Kendle with costs incurred on a daily basis.

      Aroma Science, a company owned by Mr. Kempler, provides us with computer, administration and meeting facilities. We paid Aroma Science A$114,247 in the year ended June 30, 2003.

      See Note 22 to the financial statements.

      From June 30, 2003 to December 4, 2003, we have paid A$196,852 to Kendle and A$65,364 to Aroma Science for services rendered.

Share and option transactions with Directors and their Director-related entities:

      There were no share or option transactions with directors or director-related entities since June 30, 2003.

C.    INTERESTS OF EXPERTS AND COUNSEL

      Not applicable.

ITEM 8.    FINANCIAL INFORMATION

A.    FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

      See our financial statements, including the notes thereto in Item 17.

Legal Proceedings

      We are currently in litigation with P.N. Gerolymatos S.A. concerning the inventorship of our lead compound, PBT-1. The dispute dates back to 1997 when Professors Ashley Bush and Rudolph Bush and Rudolph Tanzi of the Harvard Medical School and the Massachusetts General Hospital Corporation, or GHC, along with Dr. M. Xilinas, filed a patent for use of Clioquinol in treating Alzheimer's Disease. It appears a patent for the compound was filed in 1997 by a Greece-based company called PN Gerolymatos S.A. using information from Xilinas which patent was subsequently approved. Professors Bush and Tanzi through GHC filed a patent application in the U.S. in 1998. We have obtained a generic patent that was granted in Europe and Australia covering the use of chelators in treating Alzheimer's Disease which predates the Clioquinol patent although this patent is being disputed by PN Gerolymatos.

      On September 27, 2001, our company, GHC, and Drs. Ashley I. Bush, Robert Cherny and Rudolph E. Tanzi filed suit in the United States District Court for the District of Columbia against Greece-based company P.N. Gerolymatos S.A. and Mr. Panayotis N. Gerolymatos. The complaint seeks correction of inventorship under 35 U.S.C. ss. 256, and a declaratory judgment that Drs. Bush, Cherny and Tanzi are the inventors of U.S. Patent No. 6,001,852 (entitled "Clioquinol for the treatment of Alzheimer's disease") and 5,994,323 (entitled "Pharmaceutical compositions comprising Clioquinol in combination with vitamin B-12 and therapeutic and prophylactic uses thereof"). The complaint also contains claims alleging conversion and unjust enrichment, and seeks both unspecified damages and equitable relief.

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

      On January 3, 2002, P.N. Gerolymatos S.A filed suit against our company in Greece. The complaint alleges defamation and harm to Gerolymatos' reputation and business relations. The complaint seeks actual damages (89,197,972 drachmas), consequential damages ($136,500,000 U.S. dollars), and moral damages (1 billion drachmas). The hearing in this case originally scheduled for March 13, 2003 was postponed until September 30, 2004.

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

B.  SIGNIFICANT CHANGES

      Since June 30, 2003, there have not been any significant changes in the operations or financial condition of the company, other than as referred to elsewhere in this annual report.

ITEM 9.    THE OFFER AND LISTING

A.    OFFER AND LISTING DETAILS

      The following table sets forth, for the fiscal periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX. Our shares have traded on the ASX since our initial public offering on March 29, 2000.

                             Per Ordinary Share (A$)
    Fiscal Year Ended         High          Low
    -----------------      -----------   -----------

    June 30, 2001:
    First Quarter.......        .69           .37
    Second Quarter......        .82           .36
    Third Quarter.......       1.01           .80
    Fourth Quarter......       1.29           .57

    June 30, 2002:
    First Quarter.......       1.34           .50
    Second Quarter......       1.12           .82
    Third Quarter.......       2.60           .87
    Fourth Quarter .....       2.42          1.41

    June 30, 2003:
    First Quarter.......       2.39          1.55
    Second Quarter......       2.07          1.20
    Third Quarter.......       1.31          0.77
    Fourth Quarter......       0.80          0.435

    June 30, 2004
    First Quarter.......       1.15          0.55
    Second
    Quarter(through
    November 30, 2003)..       0.71          0.445

    Month Ended:
    June 2003...........       0.70          0.53
    July 2003...........       0.66          0.55
    August 2003.........       1.15          0.60
    September 2003......       0.90          0.68
    October 2003........       0.71          0.55
    November 2003.......       0.62          0.445

Nasdaq SmallCap Market, Monthly Stock Information:

      Since September 5, 2002 our Level II ADR's have traded on the Nasdaq SmallCap Market under the symbol "PRAN". The following table sets forth, for the fiscal periods indicated, the range of high ask and low bid prices of our Level II ADR's on the Nasdaq SmallCap Market:

                                  Per ADR (US$)
                                  -------------
    Fiscal Year Ended           High          Low
    -----------------           ----          ---
    June 30, 2003:
    First Quarter (from
       September 5).........   12.8         11.00
    Second Quarter..........   11.5          6.86
    Third Quarter...........   8.15          4.4
    Fourth Quarter..........   5.19          2.96

    June 30, 2004:
    First Quarter...........   7.49          3.87
    Second Quarter (through
       December 19, 2003)...   5.14          4.00

    Month Ended:
    June 2003...............   5.19          3.60
    July 2003...............   4.65          3.87
    August 2003.............   7.49          3.90
    September 2003..........   6.41          4.68
    October 2003............   5.14          4.03
    November 2003...........   4.58          4.00

B.    PLAN OF DISTRIBUTION

      Not applicable.

C.    MARKETS

      The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX. As of April 5, 2002, our ADRs were eligible to trade on the Nasdaq SmallCap

OTC Bulletin Board in the U.S. and since September 5, 2002 our ADRs have traded on the Nasdaq SmallCap Market under the symbol "PRAN." We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs, each of which evidences an American Depositary Share, or ADS, which in turn represents ten of our ordinary shares.

D.    SELLING SHAREHOLDERS

      Not applicable.

E.    DILUTION

      Not applicable.

F.    EXPENSES OF THE ISSUE

      Not applicable.

ITEM 10.   ADDITIONAL INFORMATION

A.    SHARE CAPITAL

      Not applicable.

B.    MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our Registration Statement on Form 20-F dated August 26, 2002.

C.    MATERIAL CONTRACTS

      On May 7, 1999, we entered into a patent assignment and license agreement with the University of Melbourne. The agreement provided for the assignment of various patents and patent rights to us. We may not assign or transfer such patents for a period of five years unless the University of Melbourne provides prior written content. The University of Melbourne may terminate the agreement if we default in our obligations and do not remedy that default within thirty days of receiving notice. In consideration of the assignment of the patents, we were required to make certain payments to the University of Melbourne and to pay a royalty of 1.5% on the net price of products sold utilizing such patents. In addition we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any license or sub-licensee we appoint to utilize the patents. Following the agreement with Schering A.G. (See
Item 4A. "History and Development of the Company") the agreement with the University of Melbourne has been extended to cover these projects for a further two years.

      Under the terms of a research funding agreement between us and the University of Melbourne, we are required to pay the University a minimum of A$297,000 (inclusive of goods and services tax), each year for a period of three years from December 1, 2000 for research projects. We have paid the University of Melbourne a total of A$2,584,783through December 31, 2003 under our agreement of May 7, 1999.

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

      Under the terms of a license agreement between us and GHC, we are required to pay GHC U.S.$166,590 over a period of 30 months beginning January 1, 2001, and U.S.$182,000 over a period of 30 months beginning August 1, 2001, for the right to use the results of research under a license for certain patent rights.

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

      Under the terms of our strategic alliance agreement with Kendle, they provide us with consultancy services in relation to the co-ordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at a rate of A$1,280-A$1,520 per day. For the years ended June 30, 2003, 2002, and 2001, we paid Kendle A$475,289, A$537,327 and A$279,896, respectively.

      In March 2003, we announced our first major licensing and research collaboration agreement with Schering A.G., a major international pharmaceutical company and Neuroscience Victoria. Schering is providing up to A$2.7 million over the life of the projects with additional milestone payments and royalties from discoveries. See Item 4A. - "History and Development of the Company" for additional information.

      We have entered into a consulting agreement with Professor Ashley Bush for the provision of research and development services relating to inventions and treatments for diseases caused by metal-mediated oxidative stress. The agreement provides for our payment of A$6,000 monthly consultancy fee during a three year term commencing on February 1, 2000. As of November 2003, the renegotiation of Professor Bush's consulting Agreement is ongoing. Although we intend to renew Professor Bush's consulting agreement we can give no assurance or guarantee that this will occur.

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

      Our Constitution does not contain any additional limitations on a non-resident's right to hold or vote our securities.

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

Nature of ADRs for Australian Taxation Purposes

      ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a 'bare trust' for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

Taxation of Dividends

      Australia operates a dividend imputation system under which dividends may be declared to be 'franked' to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by our company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the current Double Taxation Convention between Australia and the U.S., the Australian tax withheld on unfranked dividends paid by us to which a resident of the U.S. is beneficially entitled is limited to 15%, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital gains tax

      Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.

      If a non-Australian resident stockholder did own a 10% or more interest, that stockholder would be subject to Australian capital gains tax to the same extent as Australian resident stockholders. The Australian Taxation Office maintains the view that the Double Taxation Convention between the U.S. and Australia does not limit Australian capital gains tax. Australian capital gains tax applies to net capital gains at a taxpayer's marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

      To the extent an amount would be included in a non-Australian resident stockholder's assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the stockholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

      If a stockholder were a resident of both Australia and the U.S. under those countries' domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the U.S. and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

Stamp Duty

      Any transfer of shares through trading on the Australian Stock Exchange, whether by Australian residents or foreign residents, will be subject to a 2.0% stamp duty except in Queensland.

Australian Death Duty

      Australia does not have estate or death duties. No capital gains tax liability is realized upon the inheritance of a deceased person's shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

      The issue or transfer of shares will not incur Australian goods and services tax and does not require a stockholder to register for Australian goods and services tax purposes.

United States Federal Income Tax Consequences

      The following is a summary of certain material U.S. federal income tax consequences that apply to U.S. Holders who hold ADRs as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, the bilateral taxation convention between Australia and the U.S. or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ordinary shares. This summary does not account for the specific circumstances of any particular investor, such as:

            o     broker-dealers,

            o     financial institutions,

            o     certain insurance companies,

            o     investors liable for alternative minimum tax,

            o     tax-exempt organizations,

            o non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar,

            o persons who hold the ordinary shares through partnerships or other pass-through entities,

            o investors that actually or constructively own 10 percent or more of our voting shares, and

            o investors holding ordinary shares as part of a straddle or a hedging or conversion transaction.

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

      For purposes of this summary, a U.S. Holder is:

            o an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States;

            o a partnership, corporation or other entity created or organized in or under the laws of the United States or any political subdivision thereof;

            o an estate whose income is subject to U.S. federal income tax regardless of its source; or

      a trust if:

            o a court within the United States is able to exercise primary supervision over administration of the trust, and

            o one or more United States persons have the authority to control all substantial decisions of the trust.

Taxation of Dividends

      The gross amount of any distributions received with respect to ordinary shares, including the amount of any Australian taxes withheld there from, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ordinary shares and any amount in excess of your tax basis, will be treated as gain from the sale of ordinary shares. See "--Disposition of Ordinary Shares" below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

      Dividends that we pay, including the amount of any Australian taxes withheld there from, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in A$ and converts the into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of our ordinary shares.

      Any Australian withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder's U.S. federal income tax liability, subject to certain limitations set out in the Code (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for United States foreign tax credit purposes. Foreign income taxes exceeding the credit limitation for the year of payment or accrual may be carried back for two taxable years and forward for five taxable years in order to reduce U.S. federal income taxes, subject to the credit limitation applicable in each of such years. Other restrictions on the foreign tax credit include a prohibition on the use of the credit to reduce liability for the U.S. individual and corporation alternative minimum taxes by more than 90%. A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received on the ordinary shares to the extent such U.S. Holder has not held the ordinary shares for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ordinary shares are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

U.S. Gift and Estate Tax

      An individual U.S. Holder of ordinary shares will be subject to U.S. gift and estate taxes with respect to ordinary shares in the same manner and to the same extent as with respect to other types of personal property.

F.    DIVIDEND AND PAYING AGENTS

      Not applicable.

G.    STATEMENT BY EXPERTS

      Not applicable.

H.    DOCUMENTS ON DISPLAY

      We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to "foreign private issuers" as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we are required to file annual and interim reports and other information with the Securities and Exchange Commission.

      As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the "short-swing" profit recovery provisions contained in
Section 16 of the Exchange Act. We make our Securities and Exchange Commission filings electronically and they are available on the Securities and Exchange Commission's website. We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent public accounting firm and we will file reports with the

Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first six months of each fiscal year.

      This annual report and the exhibits thereto and any other document that we have to file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 450 Fifth Street, N.W., Judiciary Plaza, Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission's public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 and may obtain copies of our filings from the public reference room by calling (202) 942-8090.

      The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3133.

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

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

      Not applicable

ITEM 15.   CONTROLS AND PROCEDURES

       Within the 90 days prior to the date of the filing of this annual report, we carried out an evaluation, under the supervision and with the participation of our senior management, including Chief Executive Officer Geoffrey P. Kempler and Chief Financial Officer Colin L. Masters, of the effectiveness of the design and operation of our disclosure controls and procedures pursuant to Rule 13(a)-14(c) of the Securities Exchange Act of 1934. Disclosure controls and procedures are designed to ensure that the material financial and non-financial information required to be disclosed in this Form 20-F filed with the SEC is recorded, processed, summarized and reported timely. In designing and evaluating the disclosure controls and procedures, management recognized that any controls and procedures, no matter how well designed and operated, can provide only reasonable, rather than absolute, assurance of achieving the desired control objectives, and management necessarily was required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures. Based upon that evaluation, our management, including the Chief Executive Officer and Chief Financial Officer, concluded that our disclosure controls and procedures are effective in timely alerting them to material information relating to us required to be included in the our periodic SEC filings.

      There have been no significant changes in our internal controls or other factors which could significantly affect internal controls subsequent to the date of the evaluation. Therefore, no corrective actions were taken.

ITEM 16.   RESERVED

ITEM 17.   FINANCIAL STATEMENTS

                                                         Page
                                                         ----
   Index to Financial Statements.......................   F-1
   Independent Auditors' Report........................   F-2
   Statements of Financial Performance.................   F-3
   Statements of Financial Position....................   F-4
   Statements of Cash Flows............................   F-5
   Statements of Changes in Stockholders' Equity.......   F-6
   Notes to the Financial Statements...................   F-7

ITEM 18.   FINANCIAL STATEMENTS

      Our company has elected to furnish financial statements and related information specified in Item 17.

ITEM 19.   EXHIBITS

    Exhibit  Description
    -------  -----------

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

      4.7 License Agreement, dated January 1, 2001, between Registrant and General Hospital Corporation.(1)

      4.8 Scientific Advisory Board Agreement, dated December 2, 1999, between Registrant and Prof. Peter Colman.(1)

      4.9 Deed of variations to Services Agreement, dated January 26, 2000, between Registrant and Prof. Ashley Bush.(1)

      4.10   Agreement  for  Services,   dated   February  7,  2000,   between
             Registrant and Prof. Colin Masters.(1)

      4.11 Agreement to provide office, computer, administration and meeting facilities, dated January 31, 2000, between Registrant and Aroma Science Pty Ltd.(1)

      4.12 Strategic Alliance Agreement in relation to co-ordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy, dated December 1, 2000, between Registrant and Kendle Pty Ltd.(1)

      4.13 Advisory Agreement dated October 20, 2,000 between Registrant and GTH Capital Inc.(1)

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

      10.1 Prana Biotechnology Limited, Employees and Consultants Option Plan 2000.(1)

      31.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      31.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

      32.1   Certification by Chief Executive Officer Pursuant to 18 U.S.C.
             Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

      32.2   Certification by Chief Financial Officer Pursuant to 18 U.S.C.
             Section 1350, As Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

----------

(1) Incorporated by referenced to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002. (File No. 000-49843).

(2) Incorporated by referenced to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 9, 2001 (File No. 333-13264).

                           PRANA BIOTECHNOLOGY LIMITED

                          INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----

Independent Auditor's Report .............................................   F-2

Statements of Financial Position .........................................   F-3

Statements of Financial Performance ......................................   F-4

Statements of Cash Flows .................................................   F-5

Statements of Changes in Stockholders' Equity ............................   F-6

Notes to Financial Statements ............................................   F-7

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                          INDEPENDENT AUDITORS' REPORT

To The Board Of Directors And Shareholders Of Prana Biotechnology Limited

We have audited the accompanying statements of financial position of Prana Biotechnology Limited (a development stage enterprise) as of 30 June 2003 and 2002, and the related statements of financial performance, cash flows and changes in stockholders' equity for each of the three years in the period ended 30 June 2003 and for the period from 11 November 1997 (date of inception) to 30 June 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Prana Biotechnology Limited as of 30 June 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended 30 June 2003 and for the period from 11 November 1997 (date of inception) to 30 June 2003, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia differ in certain significant respects from accounting principles generally accepted in the United States of America. The application of the latter would have affected the determination of net loss for each of the three years in the period ended 30 June 2003 and the determination of total equity as of 30 June 2003 and 2002, to the extent summarised in Note 26 to the financial statements.

DELOITTE TOUCHE TOHMATSU

Deloitte Touche Tohmatsu

Chartered Accountants

Melbourne, Victoria, Australia
30 September 2003, except for Note 26
as to which the date is 19 December 2003

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                        STATEMENTS OF FINANCIAL POSITION
                             (in Australian dollars)

                                                                                             30 June
                                                                                  -----------------------------
                                                                  Notes               2003              2002
                                                                                  -----------       -----------
Current assets
Cash assets                                                                         3,463,783         3,585,014
Receivables                                                         5                 143,823           107,936
Other                                                               6                  52,362            60,367
                                                                                  -----------       -----------

Total Current Assets                                                                3,659,968         3,753,317
                                                                                  -----------       -----------

Non Current Assets
Equipment                                                           7                 141,611           139,653
Intangible assets                                                   8              12,588,347        13,688,349
                                                                                  -----------       -----------

Total Non Current Assets                                                           12,729,958        13,828,002
                                                                                  -----------       -----------

Total Assets                                                                       16,389,926        17,581,319
                                                                                  -----------       -----------

Current Liabilities
Payables                                                            9                 541,217           912,333
Provisions                                                          10                 23,831                --
                                                                                  -----------       -----------

Total Current Liabilities                                                             565,048           912,333
                                                                                  -----------       -----------

Non-Current Liabilities
Provisions                                                          10                  1,175                --
                                                                                  -----------       -----------

Total Non-Current Liabilities                                                           1,175                --
                                                                                  -----------       -----------

Total Liabilities                                                                     566,223           912,333
                                                                                  -----------       -----------

Net Assets                                                                         15,823,703        16,668,986
                                                                                  ===========       ===========

Equity
Contributed equity                                                  11             16,741,023        13,001,468
Reserve                                                             12             14,661,942        14,661,942
Accumulated deficit during the development stage                    12            (15,579,262)      (10,994,424)
                                                                                  -----------       -----------

Total Equity                                                                       15,823,703        16,668,986
                                                                                  ===========       ===========

See notes to the financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                       STATEMENTS OF FINANCIAL PERFORMANCE
                             (in Australian dollars)

                                                                           Years ended 30 June
                                                              --------------------------------------------        Period from
                                                                                                                 Inception (11
                                                                                                                   November
                                                                                                                 1997) to 30
                                                   Notes         2003             2002             2001            June 2003
                                                              ----------       ----------       ----------       -----------
Revenue from ordinary activities                     2         1,816,478          793,970          516,182         3,205,388

Depreciation and amortisation expense                3        (1,185,973)      (1,160,595)      (1,140,658)       (4,142,203)
Patents, research and development expense            3        (1,861,295)      (2,498,486)      (2,376,404)       (7,158,118)
Legal expense                                                   (848,660)        (923,816)        (252,675)       (2,038233)
Employee benefits expense                                       (760,980)        (378,853)        (122,199)       (1,185,798)
Consulting fee expense                                          (567,730)        (604,873)        (306,530)       (1,659,131)
Corporate compliance expense                                    (395,604)        (339,383)        (196,629)       (1,007,615)
Other expenses from ordinary activities                         (781,074)        (336,431)        (260,066)       (1,593,552)
                                                              ----------       ----------       ----------       -----------

Loss from ordinary activities
before income tax expense                                     (4,584,838)      (5,448,467)      (4,138,979)      (15,579,262)

Income tax expense relating to
ordinary activities                                  4                --               --               --                --
                                                              ----------       ----------       ----------       -----------

Net loss                                             12       (4,584,838)      (5,448,467)      (4,138,979)      (15,579,262)
                                                              ==========       ==========       ==========       ===========

Loss per share (basic and diluted)                   18            (0.08)           (0.10)           (0.08)              N/a
                                                              ==========       ==========       ==========       ===========

                     See notes to the financial statements.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                            STATEMENTS OF CASH FLOWS
                             (in Australian dollars)

                                                                    Years Ended 30 June
                                                         --------------------------------------------       Period from
                                                                                                           Inception (11
                                                                                                             November
                                                                                                            1997) to 30
                                             Notes          2003             2002             2001           June 2003
                                                         ----------       ----------       ----------      -------------
Cash Flows from
 Operating Activities
Payments to suppliers and
   employees                                             (5,293,087)      (4,885,444)      (2,651,685)      (13,803,245)
Interest received                                           106,835          242,215          253,177           680,985
Government grant received                                   836,335          843,714               --         1,680,049
Income tax refund received                                       --               --           38,193                --
Nasdaq reimbursements received                              253,054               --               --           253,054
Neuroscience Victoria monies received                       506,250               --               --           506,250
                                                         ----------       ----------       ----------       -----------

  Net cash flows used in
     operating activities                   13 (a)       (3,590,613)      (3,799,515)      (2,360,315)      (10,682,907)

                                                         ----------       ----------       ----------       -----------

Cash Flows from Investing Activities
Payments for purchase of  equipment                         (87,929)         (50,689)              --          (172,161)

                                                         ----------       ----------       ----------       -----------
  Net cash flows used in
     investing activities                                   (87,929)         (50,689)              --          (172,161)
                                                         ----------       ----------       ----------       -----------
Cash Flows from Financing Activities
Proceeds from issue of shares                                    --               --        4,999,999        13,000,959
Payment of share issue costs                                     --               --         (254,400)         (783,537)
Proceeds from exercise of options                         3,713,792          580,345               --         4,296,638
Payment of underwriting costs                              (144,000)              --               --          (144,000)
Repayment of borrowings                                          --               --               --        (2,038,728)
                                                         ----------       ----------       ----------       -----------
  Net cash flows from
   financing activities                                   3,569,792          580,345        4,745,599        14,331,332
                                                         ----------       ----------       ----------       -----------

Net (decrease)/increase in
   cash held                                               (108,750)      (3,269,859)       2,385,284         3,476,264

Opening cash brought forward                              3,585,014        6,854,873        4,469,589
 Exchange rate adjustments on the
 balance of cash held in foreign
 currencies                                                 (12,481)              --               --           (12,481)
                                                         ----------       ----------       ----------       -----------

Closing cash carried forward                 13 (b)       3,463,783        3,585,014        6,854,873         3,463,783
                                                         ==========       ==========       ==========       ===========

See notes to the financial statements

                          PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                 STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                             (in Australian dollars)

                                                                             Accumulated
                                                                               Deficit
                                                                                During            Asset
                                             Number of      Contributed       Development      Revaluation
                                              Shares           Equity            Stage            Reserve           Total
                                            ----------      -----------      ------------      -----------      -----------
Balance, 11 November 1997                           --               --                --               --               --
(Inception)

Net loss                                            --               --              (690)              --             (690)
Issuance of shares to founders                      20               20                --               --               20
                                            ----------      -----------       -----------       ----------      -----------
Balance, 30 June 1998                               20               20              (690)              --             (670)

Net loss                                            --               --           (80,000)              --          (80,000)
                                            ----------      -----------       -----------       ----------      -----------
Balance, 30 June 1999                               20               20           (80,690)              --          (80,670)

Net loss                                            --               --        (1,326,288)              --       (1,326,288)
Revaluation of intangible assets
  to directors' valuation                           --               --                --       14,661,942       14,661,942
  297 for 1 share split                          5,920               --                --               --               --
Issuance of shares in connection
  with private placement                           960              960                --               --              960
  5,000 for 1 share split                   34,493,100               --                --               --               --
Issuance of shares in connection
  with initial public offering,
  net of issue costs                          16,000,000        7,470,863                --               --        7,470,863
Issuance of shares in connection
   with exercise of options                      5,000            2,500                --               --            2,500
                                            ----------      -----------       -----------       ----------      -----------
Balance, 30 June 2000                       50,505,000        7,474,343        (1,406,978)      14,661,942       20,729,307

Net loss                                            --               --        (4,138,979)              --       (4,138,979)
Issuance of shares in connection
  with private placements, net
  of issue costs                             6,666,666        4,745,599                --               --        4,745,599
Compensation expense
  attributable to issuance of
  shares to consultants                         88,600           48,950                --               --           48,950
Compensation expense
  attributable to issuance of
  options to consultants                            --            8,000                --               --            8,000
                                            ----------      -----------       -----------       ----------      -----------
Balance, 30 June 2001                       57,260,266       12,276,892        (5,545,957)      14,661,942       21,392,877

Net loss                                            --               --        (5,448,467)              --       (5,448,467)
Issuance of shares in connection
   with exercise of options                  1,160,690          580,346                --               --          580,346
Compensation expense
  attributable to issuance of
  shares to consultants                        191,794          144,230                --               --          144,230
                                            ----------      -----------       -----------       ----------      -----------
Balance, 30 June 2002
                                            58,612,750       13,001,468       (10,994,424)      14,661,942       16,668,986
                                            ----------      -----------       -----------       ----------      -----------

Net loss                                            --               --        (4,584,838)              --       (4,584,838)
Issuance of shares in connection
   with exercise of options, net
   of underwriting costs                     7,427,584        3,569,792                --               --        3,569,792
Compensation expense
  attributable to issuance of
  shares to consultants                        146,969          169,763                --               --          169,763
                                            ----------      -----------       -----------       ----------      -----------
Balance, 30 June 2003
                                            66,187,303       16,741,023       (15,579,262)      14,661,942       15,823,703
                                            ==========      ===========       ===========       ==========      ===========

See notes to the financial statements

                          PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

              NOTES TO FINANCIAL STATEMENTS - in Australian dollars

1     BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited ("Prana" or the "Company") was incorporated on 11 November 1997 in Melbourne, Australia and is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.

On 28 March 2000, the Company completed its initial public offering in Australia and listed on the Australian Stock Exchange. In September 2002, the Company's shares were approved for listing on the Nasdaq SmallCap Market (Code: PRAN).

Financial Reporting Framework

The financial report is a general purpose financial report which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Development Stage - Risks and uncertainties

As a development stage enterprise, the Company's prospects are subject to the risks, expenses and uncertainties frequently encountered by companies, which have not yet commercialised any applications of their technology, particularly in new and evolving markets. Prana's operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Company and its competitors, new technology introduced by the Company and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

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

Prana's experience in exploiting their technology is limited. The Company cannot be certain that their operations will be profitable in the short-term, or at all. If Prana fails in any of their efforts to establish or expand their business, the results of operations, financial condition and liquidity of the Company could be materially adversely affected. The Company cannot be certain that they will be able to obtain or retain any permits required by the Company to market, sell and deliver its technology. Any of these factors could result in cessation of Prana's operations.

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

      1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

(c) Equipment

Equipment consist of computer and laboratory equipment and are recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to 14 years.

(d) Intangible assets and research and development expense

Until December 1999, costs associated with the acquisition and development of the Company's core intellectual property were capitalised as intangible assets. After considering an independent valuation of the Company's core intellectual property at December 1999, the directors revalued the assets upwards by $14,661,942 to $16,500,000. The revaluation was recorded in the asset revaluation reserve in equity. Subsequent to the revaluation, all costs associated with the acquisition and development of core intellectual property are charged to patents, research and development expense.

Core intellectual property is being amortised on a straight-line basis over a period of 15 years, being the period in which the future benefits are expected to arise. The directors regularly review the carrying value of core intellectual property to ensure its carrying value does not exceed its recoverable amount.

In accordance with Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets ("AASB 1041"), on 1 July 2000 the directors deemed the revalued carrying amount of core intellectual property to be cost for financial reporting purposes.

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

      1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

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

Reimbursements

Reimbursements of expenses are recognised as revenue when the reimbursement is received and the related expenses have been incurred.

Corporate partner revenues

Corporate partner revenues are comprised of amounts earned under agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. Revenues are recognised as earned on a straight line basis over the lives of the relevant agreements. The straight line basis is considered appropriate as the agreements do not contain clearly defined milestones. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

(h) Income tax

Tax-effect accounting is applied using the liability method whereby income tax is regarded as an expense and is calculated on the accounting profit after allowing for permanent differences. To the extent timing differences occur between the time items are recognised in the financial statements and when items are taken into account in determining taxable income, the net related taxation benefit or liability, calculated at current rates, is disclosed as a future income tax benefit or a provision for deferred income tax. The net future income tax benefit relating to tax losses is not carried forward as an asset unless the benefit is virtually certain of being realised. The future income tax benefit relating to timing differences is not carried forward as an asset unless its realisation is assured beyond reasonable doubt.

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

Employee entitlements expenses and revenues arising in respect of the following categories:

o Wages and salaries, non-monetary benefits, annual leave, long service leave, sick leave and other leave entitlements; and

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

      1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

o     Other types of employee entitlements;

are charged against profits on a net basis in their respective categories.

The value of the options issued under the Employee Share Incentive Scheme described in Note 15 (b) is not being charged as an expense.

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

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the Statements of Financial Position classification of the related debt or equity instruments or component parts of compound instruments.

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

Cash flows attributable to GST are included in the Statements of Cash Flows on a gross basis.

(m) Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

      1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont'd)

(n) Foreign currency

All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Accounts payable and receivable balances at reporting date are translated at the exchange rate in effect at that date.

(o) Going concern

Prana's financial statements are prepared on a going concern basis which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business. During the year ended 30 June 2003, the Company incurred a net loss of $4,584,838 and net cash outflows from operating activities of $3,590,613 and had an accumulated deficit of $15,579,262 as at 30 June 2003. The continuation of the Company as a going concern is dependent upon its ability to generate sufficient cash from operating and financing activities. Notwithstanding the net loss and negative cash from operations, the directors consider that the going concern basis of accounting is appropriate for the following reasons:

- As at 30 June 2003, the Company had cash assets of $3,463,783 and working capital of $3,094,920;

- The most recently prepared cash flow forecasts prepared by management and reviewed by the directors indicate that the Company will have sufficient cash to meet their operating requirements for the foreseeable future;

- On 4 September 2003, the Company announced to the market that it had raised $5 million before allowing for associated costs through the issue of 7.1 million new shares via private placement to institutions and eligible sophisticated investors who are clients of Peregrine Corporate Limited;

- As at 30 September 2003, the Company has 20,000,000 share options on issue with an exercise price of $0.50 which expire 1 December 2004. As the exercise price is lower than the Company's current and recent share price (being $0.72 as at 30 September 2003) the directors are confident that these options will be exercised, resulting in expected cash inflows of approximately $10 million (included within the Company's cash flow forecasts);

- The Company expects to place further shares with strategic investors within the next six to 12 months. The directors are confident that a share placement will be achieved if required, based on strong interest from investors and the Company's track record in successfully placing shares with US and Australian investors.

(p) Start-up and organization costs

Costs of start-up activities and organizational costs are expensed as incurred.

(q) Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                                                               Years Ended 30 June
                                                     ---------------------------------------
                                                        2003           2002           2001
                                                     ---------      ---------      ---------
2     REVENUE FROM ORDINARY ACTIVITIES

Interest - Other persons/corporations                  111,686        226,720        290,182
Government grant (i)                                   945,250        567,250        226,000
Nasdaq reimbursements (ii)                             253,054             --             --
Corporate partner revenues (iii)                       506,250             --             --
Other revenues                                             238             --             --
                                                     ---------      ---------      ---------

 Total revenues from ordinary activities             1,816,478        793,970        516,182
                                                     =========      =========      =========

(i) On 26 July 2001, the Company announced the grant of a $1.74 million START grant from the Australian Industry Research and Development Board to expand the Company's core intellectual property for drug treatment of neurodegenerative diseases. During the year ended 30 June 2001, $226,000 of the grant was recognized as revenue as the Company received written notification of the grant prior to 30 June 2001 and met the revenue recognition criteria disclosed in Note 1(g) for this portion of the grant. During the years ended 30 June 2003 and 2002, the Company met the revenue recognition criteria to record an additional $945,250 and $567,250, respectively, of this grant as revenue. This grant was completed ahead of schedule on 30 June 2003.

(ii) In September 2002, the Company listed on the Nasdaq SmallCap Market. Under an agreement with the Bank of New of York, 50% of the costs associated with the listing were reimbursed. This reimbursement of $253,054 is recognised as revenue in the year ended 30 June 2003.

(iii) In March 2003, Prana entered into various agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. The revenue under these agreements is recognised as earned on a straight line basis over the lives of the relevant agreements

                                                              Years Ended 30 June
                                                     ---------------------------------------
                                                        2003           2002            2001
                                                     ---------      ---------      ---------
3.    EXPENSES FROM ORDINARY ACTIVITIES

Depreciation of non-current assets
   Equipment                                            85,971         60,591         40,655
Amortisation of non-current assets
   Core intellectual property                        1,100,002      1,100,004      1,100,003
                                                     ---------      ---------      ---------

Total depreciation and amortisation expense          1,185,973      1,160,595      1,140,658
                                                     =========      =========      =========

Patents, research and development expense
   Research and development                          1,717,770      1,827,536      1,623,541
   Patents                                             143,525        670,950        752,863
                                                     ---------      ---------      ---------

Total patents, research and development expense      1,861,295      2,498,486      2,376,404
                                                     =========      =========      =========

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                                                                    Years Ended 30 June
                                                        --------------------------------------------
                                                           2003             2002             2001
                                                        ----------       ----------       ----------
4     INCOME TAX

(a)   Prima facie income tax benefit
      calculated at 30% (2002: 30%,
      2001: 34%) on the loss from
      ordinary activities before income tax              1,375,451        1,634,540        1,407,253
                                                        ----------       ----------       ----------


Non-deductible amortisation                               (330,001)        (330,001)        (374,001)
Other non-deductible expenses                             (300,312)        (169,528)          (4,214)
Timing differences and tax losses not brought to
account as future income tax benefits (Note 4(b))         (745,138)      (1,135,011)      (1,029,038)
                                                        ----------       ----------       ----------

Income tax expense relating to ordinary activities              --               --               --
                                                        ----------       ----------       ----------

(b)   Potential future tax benefits at
      30% (2002: 30%, 2001: 34%) not
      brought to account attributable
      to:

Tax losses - revenue                                     3,005,525        2,269,938        1,138,623
Timing differences                                           9,551            7,500            5,282
                                                        ----------       ----------       ----------
                                                         3,015,076        2,277,438        1,143,905
                                                        ==========       ==========       ==========

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

The Company has no franking credits available at year end.

                                                                                      30 June
                                                                             -------------------------
                                                                                2003            2002
                                                                             ---------        --------
5     RECEIVABLES (CURRENT)

 Government grant receivable (inclusive of GST)                                108,675              --
 Sundry debtors and other                                                       23,312          21,510
 Goods and services tax receivable                                              11,836          86,426
                                                                             ---------        --------
                                                                               143,823         107,936
                                                                             =========        ========

6     OTHER ASSETS (CURRENT)

Prepayments                                                                     52,362          60,367
                                                                             =========        ========

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                                                                          30 June
                                                               -----------------------------
                                                                   2003              2002
                                                               -----------       -----------
                                                   Notes
7     EQUIPMENT

Gross carrying amount
Balance at beginning of year                                       284,232           233,543
Additions                                                           87,929            50,689
Disposals                                                               --                --
                                                               -----------       -----------

Balance at end of year                                             372,161           284,232
                                                               -----------       -----------

Accumulated depreciation
Balance at beginning of year                                      (144,579)          (83,988)
Disposals                                                               --                --
Depreciation expense                                  3            (85,971)          (60,591)
                                                               -----------       -----------

Balance at end of year                                            (230,550)         (144,579)
                                                               -----------       -----------

Net book value at end of year                                      141,611           139,653
                                                               ===========       ===========

Aggregate depreciation allocated during the year is recognised as an expense and disclosed in Note 3.

8     INTANGIBLE ASSETS

Core intellectual property - at cost                            16,500,000        16,500,000
Accumulated amortisation                                        (3,911,653)       (2,811,651)
                                                               -----------       -----------

                                                                12,588,347        13,688,349
                                                               ===========       ===========

Aggregate amortisation allocated during the year is recognised as an expense and disclosed in Note 3.


9     PAYABLES (CURRENT)

Trade creditors                                                    151,755           518,375
Other creditors                                                    340,002           324,040
Amounts payable to Director-related entity           22             49,460            69,918
                                                               -----------       -----------

                                                                   541,217           912,333
                                                               ===========       ===========

10    PROVISIONS

Current
Annual leave                                         15             23,831                --
                                                               ===========       ===========
Non-Current
Long service leave                                   15              1,175                --
                                                               ===========       ===========

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                                                                                                           30 June
                                                                                          ------------------------------------------
                                                                                              2003            2002            2001
                                                                                          ----------      ----------      ----------
11    CONTRIBUTED EQUITY

(a) Contributed equity
Ordinary shares fully paid                                                                16,733,023      12,993,468      12,268,892
Options fully paid                                                                             8,000           8,000           8,000

                                                                                          ----------      ----------      ----------

                                                                                          16,741,023      13,001,468      12,276,892
                                                                                          ==========      ==========      ==========

(b)   Movements in shares on issue

                                                                                     30 June
                                          ------------------------------------------------------------------------------------------
                                                       2003                           2002                            2001
                                          ------------------------------------------------------------------------------------------
                                           Number of           $          Number of           $            Number of           $
                                             Shares                         Shares                           Shares
                                          ------------------------------------------------------------------------------------------
Beginning of the year                     58,612,750      12,993,468      57,260,266      12,268,892      50,505,000       7,474,343

Movement during the year                   7,574,553       3,739,555       1,352,484         724,576       6,755,266       4,794,549
                                          ----------      ----------      ----------      ----------      ----------      ----------

End of the year                           66,187,303      16,733,023      58,612,750      12,993,468      57,260,266      12,268,892
                                          ==========      ==========      ==========      ==========      ==========      ==========

Details of share issuances are as follows:

       Date                           Details                 Notes              Number        Issue Price            $
---------------------------------------------------------------------------------------------------------------------------
15 February 2001         Private placement, net of issue
                           costs of $254,400                                   6,666,666           0.75           4,745,599

4 April 2001             Non-cash share issue in
                          consideration for services            (i)               50,000           0.40              20,000
                          provided by consultants
27 June 2001             Non-cash share issue in
                          consideration for services            (i)               38,600           0.75              28,950
                          provided by consultants                           ------------                        -----------
Year ended 30
  June 2001              Total                                                 6,755,266                          4,794,549
                                                                            ------------                        -----------

4 February 2002         Exercise of options                                      134,000           0.50              67,000
12 February 2002        Exercise of options                                        2,000           0.50               1,000
22 February 2002        Exercise of options                                       76,000           0.50              38,000
27 February 2002        Exercise of options                                       40,000           0.50              20,000
6 March 2002            Exercise of options                                       90,000           0.50              45,000
8 March 2002            Non-cash share issue in
                         consideration for services
                         provided by consultants                (i)              191,794           0.75             144,230
12 March 2002           Exercise of options                                      272,690           0.50             136,345
14 March 2002           Exercise of options                                       10,000           0.50               5,000
20 March 2002           Exercise of options                                       12,000           0.50               6,000
21 March 2002           Exercise of options                                      100,000           0.50              50,000
25 March 2002           Exercise of options                                        3,000           0.50               1,500

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)


11    CONTRIBUTED EQUITY (continued)

(b) Movements in shares on issue (continued)

Details of share issuances are as follows (continued):

       Date                           Details                 Notes              Number        Issue Price            $
---------------------------------------------------------------------------------------------------------------------------
9 April 2002            Exercise of options                                       32,500           0.50              16,250
10 April 2002           Exercise of options                                        2,500           0.50               1,250
11 April 2002           Exercise of options                                      102,500           0.50              51,250
10 May 2002             Exercise of options                                      100,000           0.50              50,000
23 May 2002             Exercise of options                                      180,000           0.50              90,000
16 June 2002            Exercise of options                                        3,500           0.50               1,750
                                                                            ------------                        -----------
Year ended 30
  June 2002             Total                                                  1,352,484                            724,576
                                                                            ------------                        -----------

8 July 2002              Exercise of options                                       4,000           0.50               2,000
10 July 2002             Exercise of options                                      13,274           0.50               6,637
12 July 2002             Non-cash share issue in
                          consideration for services
                          provided by consultants              (i)                13,550           2.02              27,371
18 September 2002        Exercise of options                                      32,000           0.50              16,000
30 September 2002        Exercise of options                                      25,000           0.50              12,500
15 October 2002          Exercise of options                                      20,081           0.50              10,040
20 November 2002         Exercise of options                                     113,000           0.50              56,500
22 November 2002         Exercise of options                                      33,072           0.50              16,536
25 November 2002         Exercise of options                                       7,000           0.50               3,500
4 December 2002          Non-cash share issue in
                          consideration for services
                          provided by consultants              (i)                15,318           1.74              26,653
12 December 2002         Exercise of options                                      50,000           0.50              25,000
8 January 2003           Exercise of options                                      50,000           0.50              25,000
22 January 2003          Exercise of options                                       2,620           0.50               1,310
30 January 2003          Exercise of options                                       9,700           0.50               4,850
30 January 2003          Non-cash share issue in
                          consideration for services
                          provided by consultants              (i)               118,101           0.98             115,739
14 February 2003         Exercise of options                                     499,403           0.50             249,702
20 February 2003         Exercise of options                                     483,746           0.50             241,873
28 February 2003         Exercise of options                                   2,530,483           0.50           1,265,242
5 March 2003             Exercise of options                                   3,107,891           0.50           1,553,945
15 March 2003            Exercise of options                                      25,000           0.50              12,500
March 2003               Underwriting costs                    (ii)                   --             --            (144,000)
3 April 2003             Exercise of options                                     421,314           0.50             210,657
                                                                            ------------                        -----------
Year ended 30
  June 2003              Total                                                 7,574,553                          3,739,555
                                                                            ------------                        -----------

(i) The Company recognised non-cash compensation expense for shares issued in consideration for services provided by consultants based on the director's valuation of the services rendered.

(ii) Underwriters subscribed the balance of the listed options with an expiration date of 1 March 2003 that had not been exercised by existing option holders and charged $144,000 for their services.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

11    CONTRIBUTED EQUITY (continued)

(c) Movements in share options

                                                                         Years Ended 30 June
                                  --------------------------------------------------------------------------------------------------
                                               2003                              2002                              2001
                                  --------------------------------------------------------------------------------------------------
                                   Number of           Comp.          Number of           Comp.          Number of          Comp.
                                    Options           Expense          Options           Expense          Options          Expense
                                  --------------------------------------------------------------------------------------------------
Beginning of the year              27,894,310             8,000       28,655,000             8,000       28,245,000               --
Issued during the year                618,274                --          400,000                --          410,000            8,000
Exercised during the
year (Note 11(b))                  (7,427,584)               --       (1,160,690)               --               --               --
                                  --------------------------------------------------------------------------------------------------

End of the year                    21,085,000             8,000       27,894,310             8,000       28,655,000            8,000
                                  ==================================================================================================

Details of option issuances are summarised as follows:

o On 4 April 2001, the Company issued 400,000 options to an outside consultant in consideration for services rendered. Such options are exercisable on or before 20 March 2004 at an exercise price of $0.50 per option. The Company recorded $7,800 compensation expense based on the director's valuation of the options.

o On 27 June 2001, the Company issued 10,000 options to an outside consultant under the Employee Share Incentive Scheme (see Note 15(b)) as a reward for services rendered to the Company. Such options are exercisable on or before 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultant terminates employment with the Company. The Company recorded $200 compensation expense based on the director's valuation of the options.

o On 23 January 2002, the Company issued 200,000 options to an outside consultant in consideration for services rendered. Such options are exercisable on or before 20 March 2004 at an exercise price of $0.50 per option. The Company did not record any compensation expense in connection with the issuance of the options.

o On 7 March 2002, the Company issued 200,000 options to outside consultants under the Employee Share Incentive Scheme (see Note 15(b)) as a reward for services rendered to the Company. Of the 200,000 options, one-third are exercisable beginning May 2001, another third May 2002 and the final third May 2003. Such options are exercisable until 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultants terminate employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

o On 10 July 2002, the Company issued 13,274 options to an employee and 100,000 options to an outside consultant under the Employee Share Incentive Scheme (see Note 15(b)) as a reward for services rendered to the Company. Of the 100,000 options issued to the consultant, one-third are exercisable beginning May 2001, another third May 2002 and the final third May 2003. The options are exercisable until 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the employee or consultant terminate employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

o On 31 October 2002, the Company issued 100,000 options to an outside consultant under the Employee Share Incentive Scheme (see Note 15(b)) as a reward for services rendered to the Company. Such options are exercisable on or before 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultant terminates employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

11    CONTRIBUTED EQUITY (continued)

(c) Movements in share options

o On 31 October 2002, the Company issued 200,000 options to an outside consultant in consideration for services rendered. Such options are exercisable on or before 1 October 2005 at an exercise price of $0.50 per option. The Company did not record any compensation expense in connection with the issuance of the options.

o On 1 March 2003, the Company issued 55,000 options to underwriters in connection with the underwriters' subscription of the remaining balance of the listed options with an expiration date of 1 March 2003 that had not been exercised by existing option holders. Such options were exercisable on the same day at an exercise price of $0.50 per option. The Company did not record any compensation expense in connection with the issuance of the options.

o On 6 June 2003, the Company issued 5,000 options to an outside consultant in consideration for services rendered. Such options are exercisable beginning 1 March 2005 through 30 June 2005 at an exercise price of $1.50 per option. The Company did not record any compensation expense in connection with the issuance of the options.

o On 6 June 2003, the Company issued 145,000 options to employees under the Employee Share Incentive Scheme (see Note 15(b)) as a reward for services rendered to the Company. Of the 145,000 options, 50,000 options are immediately exercisable, 20,000 options are exercisable beginning 1 August 2003, 25,000 options are exercisable beginning 25 December 2003, and 50,000 options are exercisable beginning 31 May 2004. All options have an exercise price of $0.50 per option and are exercisable until 30 June 2005. These options are forfeited in the event the employees terminate employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

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

(e) Shares and options issued after reporting date

Details of share issuances are as follows:

     Date                           Details                                    Number          Issue Price            $
---------------------------------------------------------------------------------------------------------------------------
11 August 2003           Exercise of options                                      50,000           0.50              25,000
13 August 2003           Exercise of options                                      25,000           0.50              12,500
27 August 2003           Exercise of options                                      10,000           0.50               5,000
27 August 2003           Issue to consultant                                      70,768           0.70              49,538
28 August 2003           Exercise of options                                       6,000           0.50               3,000
16 September 2003        Issue of shares in connection with                    7,102,853           0.70           4,971,995
                            private placement
                         Capital raising costs                                        --             --            (290,909)
29 August 2003           Exercise of options                                      34,000           0.50              17,000
                                                                           --------------                     --------------
                         Total                                                 7,298,621                          4,793,124
                                                                           ==============                     ==============

Details of option issuances are summarised as follows:

o On 8 August 2003, the Company issued 10,000 options to outside consultants under the Employee Share Incentive Scheme as a reward for services rendered to the Company. Of the 10,000 options issued, 5,000 are exercisable beginning 31 May 2004 and 5,000 are exercisable beginning 30 June 2004. Such options are exercisable until 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the consultants terminate employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

11    CONTRIBUTED EQUITY (continued)

o On 10 September 2003, the Company issued 5,000 options to outside consultants in consideration for services rendered. The 5,000 options are exercisable beginning 1 March 2005 through 30 June 2005 at an exercise price of $1.50 per option. The Company did not record any compensation expense in connection with the issuance of the options.

o On 15 September 2003, the Company issued 262,167 options to employees and outside consultants under the Employee Share Incentive Scheme as a reward for services rendered to the Company. Of the 262,167 options, 166,667 are exercisable beginning 31 May 2004, 2,500 are exercisable beginning 30 June 2004, 7,500 are exercisable beginning 31 July 2004, 58,000 are exercisable beginning 1 August 2004 and 27,500 are exercisable beginning 31 August 2004. Such options are exercisable until 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the employees or consultants terminate employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

o On 23 October 2003, the Company issued 500,000 options to Peregrine Corporate Limited in partial settlement of capital raising fees associated with the private placement in September 2003. Such options are exercisable on or before 23 April 2004 at an exercise price of $0.70 per option. The Company did not record any compensation expense in connection with the issuance of the options.

o On 27 November 2003, the Company issued 500,000 options to employees and outside consultants under the Employee Share Incentive Scheme as a reward for services rendered to the Company. Such options are exercisable on or before 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the employees or consultants terminate employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

o On 5 December 2003, the Company issued 20,000 options to employees and outside consultants under the Employee Share Incentive Scheme as a reward for services rendered to the Company. The 20,000 options are exercisable beginning 30 June 2004 through 30 June 2005 at an exercise price of $0.50 per option. These options are forfeited in the event the employees or consultants terminate employment with the Company. The Company did not record any compensation expense in connection with the issuance of the options.

                                                                                              30 June
                                                                          -------------------------------------------------
                                                           Notes              2003               2002               2001
                                                                          -----------        -----------         ----------

12    RESERVE AND ACCUMULATED DEFICIT

Asset revaluation reserve                                 12(a)            14,661,942         14,661,942         14,661,942
ccumulated deficit during the development stage           12(b)           (15,579,262)       (10,994,424)        (5,545,957)

(a) Asset revaluation reserve

i Nature and purpose of reserve

The asset revaluation reserve is used to record increments and decrements in the value of non-current assets

ii Movements in reserve

Balance at beginning of year                                               14,661,942         14,661,942         14,661,942
Revaluation of core intellectual property to
 directors' valuation                                                              --                 --                 --
                                                                          -----------        -----------        -----------

Balance at end of year                                                     14,661,942         14,661,942         14,661,942
                                                                          ===========        ===========        ===========

On 1 July 2000, as allowed by AASB 1041, the directors have deemed the carrying value of the Company's core intellectual property at valuation to be cost. As a result, the asset revaluation reserve is no longer available to absorb any future write-downs of core intellectual property. Subsequent to 1 July 2000, future write-downs of these assets to the recoverable amount must be made through the Statements of Financial Performance.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                                                                                                   30 June
                                                                          ---------------------------------------------------------
                                                       Notes                  2003                  2002                    2001
                                                                          -----------            -----------            -----------

12    RESERVE AND ACCUMULATED DEFICIT continued

(b) Accumulated deficit during the development stage

Balance at beginning of year                                              (10,994,424)            (5,545,957)            (1,406,978)
Net loss for the year                                                      (4,584,838)            (5,448,467)            (4,138,979)
                                                                          -----------            -----------            -----------

Balance at end of year                                                    (15,579,262)           (10,994,424)            (5,545,957)
                                                                          ===========            ===========            ===========

                                                                                            Years Ended 30 June
                                                                          ---------------------------------------------------------
                                                       Notes                  2003                  2002                    2001
                                                                          -----------            -----------            -----------
13    STATEMENTS OF CASH FLOWS

(a) Reconciliation of the net loss to the
    net cash flows from operations
Net loss                                                                   (4,584,838)            (5,448,467)            (4,138,979)

Non-cash items
Depreciation of property, plant and equipment                                  85,971                 60,591                 40,655
Amortisation of intangible assets                                           1,100,002              1,100,004              1,100,003
Non-cash issue of shares and share options in
consideration of operating expenses                                           169,763                144,230                 56,950
Other                                                                          12,481                     --                     --

Changes in assets and liabilities
(Decrease)/increase in payables                                              (371,116)                29,644                731,579
(Increase)/decrease in receivables                                            (35,887)               218,117               (317,429)
Decrease in prepayments                                                         8,005                105,974                157,298
Increase/(decrease) in provision for employee
entitlements                                                                   25,006                 (9,608)                 9,608
                                                                          -----------            -----------            -----------
Net cash flows used in operating activities                                (3,590,613)            (3,799,515)            (2,360,315)
                                                                          ===========            ===========            ===========

(b) Reconciliation of cash

Cash balance comprises:
- cash on hand                                                              3,463,783              3,585,014              6,854,873
                                                                          -----------            -----------            -----------

Closing cash balance                                                        3,463,783              3,585,014              6,854,873
                                                                          ===========            ===========            ===========

(c) Non-cash financing and investing activities

During the years ended 30 June 2003, 2002 and 2001, the Company issued shares and options in consideration for services rendered. See Notes 11(b) and 11(c).

During the year ended 30 June 2001, the Company purchased equipment for $33,543. Such purchase was financed with trade creditors and therefore has not been reflected in the Statements of Cash Flows until the year ended 30 June 2002 when the liability was settled.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

14    EXPENDITURE COMMITMENTS

Under the terms of a Research Funding and Intellectual Property assignment between Prana Biotechnology Limited and the University of Melbourne, Prana is required to pay the University a minimum sum of $297,000 (inclusive of GST), each year for a period of three years from 1 December 2000 for research projects.

In accordance with the terms of the research funding agreement between Neurosciences Victoria and Prana, at 30 June 2003 Prana is obliged to spend $455,625 on research and development activities at the University of Melbourne in the three months to 30 September 2003. The conditions of this spending have been met.

Malvern Administrative Services Pty Ltd provides administrative support at a rate of $10,000 per month. Aroma Science Pty Ltd provides office, computer administration and meeting facilities at arms length commercial rates (refer note 22). These commitments may be terminated within three months' notice from either Prana or the other party.

                                                                                        30 June
                                                                             -----------------------------
                                                                                2003                2002
                                                                             ----------          ---------
15.   EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

                                                                Notes
(a)  Employee Entitlements

The aggregate employee entitlement liability is composed of:
Provisions (current)                                                             23,831                 --
Provisions (non-current)                                                          1,175                 --
                                                                             ----------          ---------
                                                                  10             25,006                 --
                                                                             ==========          =========

Number of employees: six (2002: four employees)

(b) Employee Share Incentive Scheme

At the Annual General Meeting held on 22 November 2000, shareholders approved the establishment of an Employee Share Incentive Scheme designed to reward executives, employees and consultants for their contributions to the Company. It is also proposed as a method of retaining key personnel for the growth and development of the Company's intellectual property rights. The options cannot be transferred and are not quoted on the Australian Stock Exchange. At 30 June 2003, there were no Directors, one executive, four employees and four consultants participating in the Scheme. To date, all options have been issued with a $0.50 exercise price.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

15.   EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

(b) Employee Share Incentive Scheme (continued)

Information with respect to the number of options granted under the Employee Share Incentive Scheme is as follows:

                                                                      Years Ended 30 June
                                    ------------------------------------------------------------------------------------------
                                                 2003                           2002                            2001
                                    ------------------------------------------------------------------------------------------
                                    Number of           Exercise    Number of          Exercise      Number of        Exercise
                                     Options              Price      Options            Price         Options           Price
                                    ------------------------------------------------------------------------------------------
Beginning of the year                210,000              0.50         10,000             0.50             --               --

Issued during the year               358,274              0.50        200,000             0.50         10,000             0.50

Exercised during the year            (13,274)             0.50             --               --             --               --
                                    ------------------------------------------------------------------------------------------

End of the financial year            555,000                          210,000                          10,000
                                    ==========================================================================================

16    CONTINGENT LIABILITIES

Prana is involved in a patent dispute, limited to only one of its molecules PBT-1, with a company called P.N. Gerolymatos S.A. The results of these proceedings are yet to be determined. Prana is confident of its just entitlement to any necessary rights to all patents required to commercialise its discoveries. Recently Prana announced that a new molecule, PBT-2 has entered into formal development. PBT-2 is viewed by Prana as providing a significantly superior commercial opportunity and, therefore, the significance of the dispute with P.N. Gerolymatos is greatly reduced.

Apart from this matter, the Company is not involved in any legal or arbitration proceedings and, so far as Directors are aware, no such proceedings are pending or threatened against the Company.

17    SUBSEQUENT EVENTS

Other than as already disclosed in the financial statements, no other matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operation of the Company, the results of those operations, or the state of affairs of the Company in subsequent financial years.

                                                                                        Years Ended 30 June
                                                                           -----------------------------------------------
                                                                               2003              2002               2001
                                                                           ----------         ----------        ----------
18    LOSS PER SHARE

Basic loss per share                                                            (0.08)             (0.10)            (0.08)

Weighted average number of ordinary shares on issue
used in the calculation of basic loss per share                            61,131,313         57,623,389        53,090,491

The options in place do not have the effect to dilute the loss per share.

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                                                                                  Years Ended 30 June
                                                                         ----------------------------------------
                                                                           2003            2002            2003
                                                                         -------         -------          -------
19    REMUNERATION OF DIRECTORS

Directors' remuneration

Income paid or payable, or otherwise made available, in
respect of the financial year, to all Directors of the
Company directly or indirectly, from the entity of
which they are Directors or any related party                            598,120         348,204          200,000

Consistent with best practice the Directors' sought outside expertise from Mercer Human Resources. The remuneration above was determined in accordance with their independent advice.

The number of Directors of the Company whose income
(including superannuation contributions) falls within the following income bands is:

                                                                              No.            No.              No.
$  20,000 to $ 29,999                                                         --               2                2
$  50,000 to $ 59,999                                                         --               1                1
$  70,000 to $ 79,999                                                         --              --               --
$ 100,000 to $109,999                                                          2              --                1
$ 110,000 to $119,999                                                          1              --               --
$ 240,000 to $249,999                                                         --               1               --
$ 250,000 to $259,999                                                          1              --               --

                                                                                   Years Ended 30 June
                                                                         ----------------------------------------
                                                                           2003            2002             2001
                                                                         -------         -------          -------
20    REMUNERATION OF EXECUTIVES

Remuneration received or due and receivable by
executive officers of the Company whose remuneration is
$100,000 or more, from the Company or any related
party, in connection with the management of the affairs
of the Company whether as an executive officer or otherwise              525,338         248,204          100,000
                                                                         =======         =======          =======

                                                                              No.            No.              No.
The number of executives of the Company whose
remuneration falls within the following band is:

$100,000 - $109,999                                                           --              --                1
$240,000 - $249,999                                                           --               1               --
$250,000 - $259,999                                                            1              --               --
$260,000 - $269,999                                                            1              --               --

21    AUDITORS' REMUNERATION

Amounts received or due and receivable for:
 - an audit or review of the financial report of the entity               71,562          67,078           17,463
 - other services in relation to the entity                               85,416          69,275            4,250
                                                                         -------         -------          -------

                                                                         156,978         136,353           21,713
                                                                         =======         =======          =======

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

                                                                                          Years Ended 30 June
                                                                             ---------------------------------------------
                                                                               2003               2002               2001
                                                                             -------             ------             ------
22    RELATED PARTY DISCLOSURES

Directors

The Directors of the Company during the financial year were:

G. P. Kempler

C. L. Masters

G. W. Mihaly

B. D. Meltzer

Director-related entity transactions

Services

Kendle Pty Ltd, a Director-related company to G. Mihaly,
provided continuous analysis and reviews of the Company's
commercialisation and intellectual property management as
well as clinical trial management and monitoring. Fees paid
to Kendle Pty Ltd during the year were:                                      475,289            537,327            246,496

Amount owing to Kendle Pty Ltd (included in payables)                         48,968             69,918             33,400

Aroma Science Pty Ltd, a Director-related company to G
Kempler, provided office, computer administration and meeting facilities.  Fees paid to Aroma Science Pty Ltd during the
year were:                                                                   114,247             30,000             30,000

Amount owing to Aroma Science Pty Ltd (included in payables)                     492                 --                 --

Equity instruments of Directors

Interests in the equity instruments of the Company held by Directors of the reporting entity and their Director-related entities:

                                         Number of Ordinary Shares Fully Paid              Number of Options over Ordinary Shares
                                      --------------------------------------------------------------------------------------------
                                         2003           2002              2001            2003            2002              2001
                                      --------------------------------------------------------------------------------------------
Interests at balance sheet date       17,293,000     16,953,000       15,409,000       10,767,500      11,107,500       10,336,000
Movement in directors'
equity holdings                          340,000      1,544,000               --         (340,000)        771,500               --

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

23    SEGMENT INFORMATION

The Company's activities are predominantly within Australia and cover research into Alzheimer's Disease and other major age-related degenerative disorders.

24    FINANCIAL INSTRUMENTS

(a) Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

(b) Interest rate risk

The Company has cash on deposit which is professionally managed by external parties to optimise the impact of interest rate fluctuations pursuant to conservative investment guidelines. The Company has $800,000 in 90 day term deposits at fixed interest rates between 4.44% and 4.61%, $400,000 in a 30 day term deposit at a fixed interest rate of 4.64%, $2,044,918 in an Australian dollar cheque account at a variable interest rate of 2.80% and $218,665 (AUS$ value) in a US dollar cheque account at 30 June 2003. The weighted average interest rate is 3.31% and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

At 30 June 2002, the Company had $2,800,000 in 90 day term deposits at fixed interest rates between 4.47% and 4.95%, $400,000 in a 30 day term deposit at a fixed interest rate of 4.80%, and $385,014 in a cheque account at a variable interest rate of 3.53% at 30 June 2002. The weighted average interest rate is 4.45% and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

Deposits or withdrawals from term deposits may be made at any time without prior notice or penalty.

Receivables and payables are non-interest bearing.

The Company's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

                                 Floating               Fixed Interest          Non-Interest                       Average
2003                          Interest Rate              Maturing in               bearing        Total        Interest Rate
----                          -------------              -----------               -------        -----        -------------

                                                    1 year
                                                   or less        1-5 years
                                                   -------        ---------
FINANCIAL ASSETS                         $                 $              $              $              $
Cash                             2,044,918         1,200,000             --        218,865      3,463,783              3.31%
Receivables                             --                --             --        143,823        143,823                --
                                 ------------------------------------------------------------------------
                                 2,044,918         1,200,000             --        362,688      3,607,606
                                 ========================================================================
FINANCIAL LIABILITIES
Payables                                --                --             --        541,217        541,217                --
Provisions                              --                --             --         25,006         25,006                --
                                 ------------------------------------------------------------------------
                                        --                --             --        566,223        566,223
                                 ========================================================================

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

24    FINANCIAL INSTRUMENTS (continued)

                                  Floating             Fixed Interest           Non-Interest                       Average
2002                           Interest Rate            Maturing in               bearing         Total         Interest Rate
----                           -------------            -----------               -------         -----         -------------

                                              1 year or less   1-5 years
                                              --------------   ---------
FINANCIAL ASSETS                        $                $              $              $              $
Cash                              385,014        3,200,000             --             --      3,585,014              4.45%
Receivables                            --               --             --        107,936        107,936                --
                                  ---------------------------------------------------------------------
                                  385,014        3,200,000             --        107,936      3,692,950
                                  =====================================================================
FINANCIAL LIABILITIES
Payables                               --               --             --        912,333        912,333                --
                                  ---------------------------------------------------------------------
                                       --               --             --        912,333        912,333
                                  =====================================================================

(c) Net fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

(d) Credit risk

Financial assets, which potentially expose the Company to concentrations of credit risk, consist primarily of cash and receivables. The Company's cash and cash equivalents are placed with high credit quality financial institutions and receivables are presented net of any allowances for estimated doubtful receivables. Accordingly, the Directors believe the Company has no significant concentration of credit risk.

25    ADDITIONAL COMPANY INFORMTION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered Office          Principal Place of Business
Suite 2                    Level 1
1233 High Street           100 Dorcas Street
Armadale Vic 3148          South Melbourne Vic 3205

Tel: (03) 9824 8166        Tel: (03) 9690 8537

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

26    RECONCILIATION TO US GAAP

The financial statements have been prepared in accordance with accounting principles generally accepted in Australia ("A-GAAP"), which differ in certain significant respects from accounting principles generally accepted in the United States of America ("US GAAP"). The following is a summary of the significant adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the significant differences between A-GAAP and US GAAP.

Reconciliation of net loss

                                                                                     Years Ended 30 June
                                                                      ----------------------------------------------
                                                                          2003             2002               2001
                                                                      ----------        ----------        ----------
Net loss in accordance with A-GAAP                                    (4,584,838)       (5,448,467)       (4,138,979)
US GAAP adjustments:
Share-based compensation                                  (a)
  400,000 options issued to consultants                                       --          (352,000)         (236,000)
  Options issued to consultants for services rendered                    (81,610)         (656,600)          (49,740)
  Options issued to employees for services rendered                      (28,108)               --                --
  Options issued to underwriters in connection with
    subscription of listed options                                       (26,400)
  Shares issued to consultants for services rendered                     (31,004)         (306,485)          (17,580)
Intangible assets                                         (b)
  Reversal of amortisation expense attributable to
    costs capitalised under A-GAAP but expensed
    under US GAAP                                                         60,670            60,670            60,670
  Reversal of amortisation expense attributable to
    upward asset revaluation                                             977,463           977,463           977,463
  Costs capitalised under US GAAP but expensed
    under A-GAAP                                                         717,119         1,181,792           500,382
  Amortisation expense attributable to above                            (247,689)         (184,392)         (145,000)
Deferred tax effect of US GAAP adjustments                (c)                 --                --                --
                                                                      ----------        ----------        ----------
Net loss in accordance with US GAAP                                   (3,244,397)       (4,728,019)       (3,048,784)
                                                                      ==========        ==========        ==========

Loss per share in accordance with US GAAP:
   Basic and diluted                                                       (0.05)            (0.08)            (0.06)
   Weighted average shares - basic and diluted                        61,131,313        57,623,389        53,090,491

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

Reconciliation of shareholders' equity

                                                                                           30 June
                                                                                -----------------------------
                                                                                   2003               2002
                                                                                -----------       -----------
Total equity in accordance with A-GAAP                                           15,823,703        16,668,986
US GAAP adjustments:
Intangible assets                                                    (b)
  Costs capitalised under A-GAAP but expensed under US GAAP                        (910,058)         (910,058)
  Reversal of amortisation expense attributable to above                            215,745           155,075
  Reversal of upward asset revaluation                                          (14,661,942)      (14,661,942)
  Reversal of amortisation expense attributable to above                          3,475,897         2,498,434
  Costs capitalised under US GAAP but expensed under A-GAAP                       4,073,895         3,356,776
  Amortisation expense attributable to above                                       (639,157)         (391,468)
Deferred tax effect of US GAAP adjustments                           (c)                 --                --
                                                                                -----------       -----------
Total equity in accordance with US GAAP                                           7,378,083         6,715,803
                                                                                ===========       ===========

Rollforward analysis of shareholders' equity under US GAAP

                                                                                           30 June
                                                                                -----------------------------
                                                                                   2003               2002
                                                                                -----------       -----------
Balance in accordance with US GAAP, beginning of year                             6,715,803         9,404,161
Issuance of shares in connection with exercise of options, net of
   underwriting costs                                                             3,569,792           580,346
Amortization of unearned compensation attributable to issuance
   of 400,000 options to consultants                                 (a)                 --           352,000
Compensation expense attributable to issuance of options to
   consultants for services rendered                                 (a)             81,610           656,600
Amortization of unearned compensation attributable to issuance of
   options to employees for services rendered                        (a)             28,108                --
 Compensation expense attributable to issuance of options to
    underwriters in connection with subscription of listed options   (a)             26,400                --
Compensation expense attributable to issuance of shares to
   consultants for services rendered                                 (a)            200,767           450,715
Net loss in accordance with US GAAP                                              (3,244,397)       (4,728,019)
                                                                                -----------       -----------

Balance in accordance with US GAAP, end of year                                   7,378,083         6,715,803
                                                                                ===========       ===========

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

a.    Share-based compensation

      400,000 options issued to consultants

      On 6 January 2000, the Company issued 400,000 share options as an incentive for outside consultants. Under A-GAAP, no compensation cost has been recognised in respect of the share options issued by the Company. Under US GAAP, the options issued to the consultants are accounted for under Statements of Financial Accounting Standards No. 123: Accounting for Stock-Based Compensation ("SFAS 123") and Emerging Issues Task Force Issue No. 96-18: Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96-18"). Under SFAS 123 and EITF 96-18, compensation cost is calculated based on the fair value of options on the date at which the counterparty's performance is complete. The fair value of the options was estimated on the date of grant using the Black-Scholes model with the following weighted average assumptions:

      o     risk-free interest rate of 5.6%;

      o     no dividends;

      o     expected volatility of 21%; and

      o     expected life of four years.

      The amount of compensation cost is charged to earnings over the period from the date of grant (6 January 2000) to the date the consultants' performance was complete (28 March 2002) and adjusted at each balance sheet date (up to 28 March 2002) for changes in the fair value of the options.

      Options issued to consultants for services rendered

      As disclosed in Note 11(c), the Company issued 405,000, 410,000 and 400,000 share options to outside consultants during the years ended 30 June 2003, 2002 and 2001, respectively. The options were issued under the Employee Share Incentive Scheme as a reward for services rendered or in consideration for services rendered to the Company. Under A-GAAP, the Company recognised compensation expense based on the director's valuation of the share options during the year ended 30 June 2001 and did not recognise any compensation expense during the years ended 30 June 2003 and 2002. Under US GAAP, the options issued to the outside consultants are accounted for under SFAS 123 and EITF 96-18. Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options measured on the date the services were completed by the respective consultants, using the Black-Scholes model with the following weighted average assumptions:

      o risk-free interest rate of 4.47% for 2003, 5.48% for 2002 and 5.73% for 2001;

      o     no dividends;

      o     expected volatility of 48% for 2003, 25% for 2002 and 21% for 2001;
            and

      o expected life of two years for 2003 and three years for 2002 and 2001.

      Options issued to employees for services rendered

      As disclosed in Note 11(c), the Company issued 158,274 share options to employees under the Employee Share Incentive Scheme as a reward for services rendered to the Company during the year ended 30 June 2003. Under A-GAAP, no compensation cost has been recognised in respect of the share options issued by the Company. Under US GAAP, the Company has elected to account for the issuance of share options to the employees in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations ("APB 25"). Under APB 25, compensation cost is recognised to the extent that the quoted market price of the stock exceeds the exercise price of the options at the grant date, and is charged to operations ratably over the vesting period.

      Options issued to underwriters in connection with subscription of listed options

      As disclosed in Note 11(c), the Company issued 55,000 share options to underwriters on 1 March 2003 in connection with the underwriters' subscription of the remaining balance of the listed options with an expiration date of 1 March 2003 that had not been exercised by existing option holders. Under A-GAAP, no compensation cost has been recognised in respect of the share options issued by the Company. Under US GAAP, the options issued to the underwriters are accounted for under SFAS 123. Accordingly, the Company has calculated compensation cost based

                           PRANA BIOTECHNOLOGY LIMITED
                        (A Development Stage Enterprise)

      on the estimated fair value of the options measured on 1 March 2003. Because the options are exercisable only on the date of grant, the Company estimated the fair value of the options based on the intrinsic value of the options.

      Shares issued to consultants for services rendered

      As disclosed in Note 11(b), the Company issued 146,969, 191,794 and 88,600 shares to outside consultants in consideration for services rendered to the Company during the years ended 30 June 2003, 2002 and 2001, respectively. Under A-GAAP, the Company recognised compensation expense based on the director's valuation of the shares issued. Under US GAAP, the shares issued to the outside consultants are accounted for under SFAS 123 and EITF 96-18. Accordingly, compensation cost is based on the quoted market price of the shares measured on the date the services were completed by the respective consultants.

b.    Intangible assets

      Under A-GAAP, the Company capitalised costs associated with the acquisition and development of core intellectual property (primarily patents) until December 1999. Such costs are amortised on a straight-line basis over the estimated useful lives of 15 years. In December 1999, the directors revalued the intangible assets upwards by $14,661,942 and recorded the revaluation in the asset revaluation reserve in equity. The increased asset value resulted in additional amortisation for periods subsequent to the revaluation. All costs associated with the acquisition and development of core intellectual property incurred subsequent to the December 1999 revaluation are expensed as incurred under A-GAAP.

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

c.    Deferred tax effect of US GAAP adjustments

      The deferred tax effect of US GAAP adjustments is nil because it is more likely than not that the net deferred tax asset will not be realized, and accordingly, the Company has recorded a 100% valuation allowance against the net deferred tax asset.

d.    Other

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

      Under A-GAAP, other expenses from ordinary activities consist of the following:

                                                   Years Ended 30 June
                                            ------------------------------------
                                              2003          2002           2001
                                            --------       -------       -------

      Travel                                 295,257        78,483        98,400
      Insurance                               62,403        41,158        45,000
      Marketing                              198,832        71,690        40,532
      Office overhead costs                  198,704       139,404        30,059
      Other                                   25,878         5,696        46,075
                                            ------------------------------------

          Total                              781,074       336,431       260,066
                                            ====================================

Under US GAAP, such costs are classified as general and administrative costs.

      THE REGISTRANT HEREBY CERTIFIES THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM 20-F AND THAT IT HAS DULY CAUSED AND AUTHORIZED THE UNDERSIGNED TO SIGN THIS ANNUAL REPORT ON ITS BEHALF.

                               PRANA BIOTECHNOLOGY LIMITED
                               (REGISTRANT)

                               BY:/s/ Geoffrey Kempler
                                  -----------------------------------------
                                  Geoffrey Kempler, Executive Chairman

Dated:  22 December, 2003