Form 20-F/A
period 2003-06-30
PRANA BIOTECHNOLOGY LTD
filed 2004-04-08
CIK 1131343

SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549
                                   FORM 20-F/A

                                 Amendment No. 1

     [ ]       REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR
               (g) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
     [X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
                                       or
     [ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

        American Depositary Shares, each representing ten Ordinary Shares

 Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

    Ordinary Shares, as of June 30, 2003....................66,187,303 shares

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                                   Yes X No __

Indicate by check mark which financial statement item the registrant has elected to follow:

                              Item 17 X Item 18__

                                Explanatory Note

         This Amendment No. 1 on Form 20-F/A is being filed solely to correct an error on the cover page of Prana Biotechnology Ltd.'s annual report on Form 20-F for the fiscal year ended June 30, 2003, which was filed on December 24, 2003.

         The cover page has been corrected to read that the "Securities registered or to be registered pursuant to Section 12(g) of the Act:" is "American Depositary Shares, each representing ten Ordinary Shares" not one Ordinary Share as stated in the Form 20-F.

         Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in the Form 20-F or reflect any events that have occurred after the Form 20-F was filed.

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
   EXHIBITS.............................................................      4
   SIGNATURE............................................................      6

EXHIBITS
--------


        Exhibit                    Description
        -------                    -----------

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

          4.2 Agreement for the Assignment of Patents and Intellectual Property Licensing in relation to treatment to Alzheimer Disease, dated May 7, 1999, between Registrant and the University of Melbourne University of Melbourne University of Melbourne.(1)

          4.3 Agreement for the Assignment of Patents and IntellectuHal Property Licensing in relation to treatment to Alzheimer Disease, dated February 8, 2000, between Registrant and the Biomolecular Research Institute.(1)

          4.4  Agreement for the  Development  of Novel  Therapies for Alzheimer
               Disease,   dated   August  3,  2001,   between   Registrant   and
               AusIndustry.(1)

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

          10.1 Prana Biotechnology Limited, Employees and Consultants Option Plan 2000.(1)

          31.1 Certification by Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

          31.2 Certification by Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
         ---------------

          (1) Incorporated by referenced to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002. (File No. 000-49843).

          (2) Incorporated by referenced to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 9, 2001 (File No. 333-13264).

                                    SIGNATURE





     The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                      PRANA BIOTECHNOLOGY LIMITED
                                      (REGISTRANT)




                                      BY: /s/Geoffrey Kempler
                                          -------------------
                                           Geoffrey Kempler, Executive Chairman

Dated: 8 April, 2004