Form 20-F/A
period 2004-06-30
PRANA BIOTECHNOLOGY LTD
filed 2005-03-30
CIK 1131343

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

        Ordinary Shares, as of June 30, 2004.........................115,984,380

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

                               Item 17 X Item 18__

                                EXPLANATORY NOTE
                                ----------------

             This Amendment No. 1 on Form 20-F/A is being filed solely to amend
Item 10.B of Prana Biotechnology Limited's Annual Report on Form 20-F for the fiscal year ended June 30, 2004, which was filed on June September 28, 2004, to reflect the NASDAQ exemption granted to the Registrant in August 2002 from the requirements of the NASDAQ Marketplace Rule regarding the quorum for shareholder meetings.

             This Amendment is not intended to revise other information presented in the Registrant's Annual Report on Form 20-F for the fiscal year ended June 30, 2004 as originally filed and all such other information in the original filing, which remains unchanged.

         This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of September 28, 2004.

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----

PART I.......................................................................1

   ITEM 10.  ADDITIONAL INFORMATION..........................................1
                A.  Share Capital............................................1
                B.  Memorandum and Articles of Association...................1
                C.  Material Contracts.......................................3
                D.  Exchange Controls........................................5
                E.  Taxation.................................................6
                F.  Dividend and Paying Agents..............................12
                G.  Statement by Experts....................................12
                H.  Documents on Display....................................12
                I.  Subsidiary Information..................................13

PART II.....................................................................13

   ITEM 19.  EXHIBITS.......................................................13
   SIGNATURES...............................................................16

                                     PART I

ITEM 10.  ADDITIONAL INFORMATION
          ----------------------

A.   SHARE CAPITAL

         Not applicable.

B.   MEMORANDUM AND ARTICLES OF ASSOCIATION

         We were registered on November 11, 1997 as Prana Pty Ltd and on November 26, 1999 we converted to a Public Company and changed our name to Prana Corporation Ltd. On January 1, 2000, we changed our name to Prana Biotechnology Ltd. Our registration number is ACN 080699065.

Prana's Purposes and Objects

         As a Public Company we have all the rights, powers and privileges of a natural person. Our Constitution does not specify any purposes or objects.
The Powers of the Directors

         Under the provisions of our Constitution our directors may exercise all of the powers of our company, other than those that are required by our Constitution or the Corporations Law of Australia to be exercised at a general meeting of shareholders. A director may participate in a meeting and vote on a proposal, arrangement or contract in which he or she is materially interested, so long as the director's interest is declared in accordance with the Corporations Law. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

Rights Attached to Our Ordinary Shares

         The concept of authorized share capital no longer exists in Australia and as a result, our authorized share capital is unlimited. As of June 30, 2004, we had 115,984,380 ordinary shares outstanding. All our outstanding ordinary shares are validly issued, fully paid and non-assessable. The rights attached to our ordinary shares are as follows:

         Dividend rights. If our board of directors recommends a dividend, registered holders of our ordinary shares may declare a dividend by ordinary resolution in a general meeting. The dividend, however, cannot exceed the amount recommended by our board of directors. Our board of directors may declare an interim dividend. No dividend may be paid except out of our profits.

         Voting rights. Holders of ordinary shares have one vote for each ordinary share held on all matters submitted to a vote of shareholders. Such voting rights may be affected by the grant of any special voting rights to the holders of a class of shares with preferential rights that may be authorized in the future.

         Under our Constitution and the Australian Corporations Act, the quorum required for an ordinary meeting of shareholders consists of at least two shareholders, represented in person or by proxy, and a quorum must be present at all times during the meeting. Under the NASDAQ Marketplace Rules, a NASDAQ listed-company must provide for a quorum that in no case shall be less than 33 1/3% of the outstanding shares of the company's common voting stock. However, under a letter from NASDAQ dated August 29, 2002, NASDAQ granted us an exemption from such NASDAQ rule. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

         An ordinary resolution, such as a resolution for the declaration of dividends, requires approval by the holders of a majority of the voting rights represented at the meeting, in person, by proxy or by written ballot and voting thereon. Under our Constitution, a special resolution, such as amending our Constitution, approving any change in capitalization, winding-up, authorization of a class of shares with special rights, or other changes as specified in our Constitution, requires approval of a special majority, representing the holders of no less than 75% of the voting rights represented at the meeting in person, by proxy or by written ballot, and voting thereon.

         Pursuant to our Constitution, our directors are elected at our annual general meeting of shareholders by a vote of the holders of a majority of the voting power represented and voting at such meeting.

         Rights in our profits. Our shareholders have the right to share in our profits distributed as a dividend and any other permitted distribution.

         Rights in the event of liquidation. In the event of our liquidation, after satisfaction of liabilities to creditors, our assets will be distributed to the holders of ordinary shares in proportion to the nominal value of their holdings. This right may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights that may be authorized in the future.

Changing Rights Attached to Shares

         According to our Constitution, in order to change the rights attached to any class of shares, unless otherwise provided by the terms of the class, such change must be adopted by a general meeting of the shareholders and by a separate general meeting of the holders of the affected class with a majority of 75% of the voting power participating in such meeting.

Annual and Extraordinary Meetings

         Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet data. Notice of at least twenty-eight (28) days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, it decides or upon a demand of any directors, or of one or more shareholders holding in the aggregate at least five percent (5%) of our issued capital. An extraordinary meeting must be called not more than twenty-one
(21) days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

         Neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of shares.

Changes in Our Capital

            Pursuant to the Listing Rules of the Australian Stock Exchange, our directors may in their discretion allow securities equal to not more than 15% of our issued capital within a 12-month period. Other allotments of securities requiring approval by an ordinary resolution of shareholders.

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

I.   SUBSIDIARY INFORMATION

         Not applicable.


                                     PART II

ITEM 19.  EXHIBITS
          --------

         Index to Exhibits


      Exhibit      Description
      -------      -----------

          1.1  Constitution of Registrant (1)

          2.1 Deposit Agreement dated March 23, 2001, among the Registrant and the Bank of New York, as Depositary, and owners and holders of American Depositary Receipts issued thereunder, including the Form of American Depositary Receipts (2)

          4.1 Research Funding and Intellectual Property Assignment Agreement dated December 1, 2000, between the Registrant and the University of Melbourne (1)

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

          4.5 Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties (1)

          4.6 Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation, dated March 15, 2004, between the between the Registrant and The General Hospital Corporation (6)

          4.7 Agreement for Services dated February 7, 2000, between the Registrant and Prof. Colin Masters (1)

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

          4.11 Grant Deed agreement dated August 25, 2003, commencing August 1, 2003, between the Registrant and the Industry Research and Development Board on behalf of the Commonwealth of Australia (5)

          4.12 Grant Agreement, commencing September 1, 2003, between the Registrant and the Industry Research and Development Board on behalf of the Commonwealth of Australia (7)

          4.13 Letter agreement dated January 6, 2004, between the Registrant and Kendle Pty Ltd. regarding strategic alliance (8)

          4.14 Project Agreement dated March 11, 2004, between the Registrant and Neurosciences Victoria Ltd. (9)

          4.15 Project Agreement dated March 11, 2004, between the Registrant and Neurosciences Victoria Ltd.(10)

          4.16 Project Agreement dated March 11, 2004, between the Registrant and Neurosciences Victoria Ltd. (11)

          4.17 Purchase Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (3)

          4.18 Registration Rights Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (4)

          4.19 Form of Warrant (5)

          4.20 Employment Agreement dated July 1, 2004, among the Registrant and Dr. Alsenas (12)

          4.21 Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, The General Hospital Corporation of Massachusetts, or The GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security

               Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG (13) 4.22 Prana Biotechnology Limited, Employees and Consultants Option Plan 2000
               (1)

          12.1 Certification  of  Chief  Executive   Officer  pursuant  to  Rule
               13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

          12.2 Certification  of  Chief  Financial   Officer  pursuant  to  Rule
               13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

          23.1 Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm (14)

          ---------------

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

          (3) Incorporated by reference to Item 1 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

          (4) Incorporated by reference to Item 2 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

          (5) Incorporated by reference to Item 3 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

          (6) Filed as Exhibit 4.6 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

          (7) Filed as Exhibit 4.12 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

          (8) Filed as Exhibit 4.13 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

          (9) Filed as Exhibit 4.14 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

          (10) Filed as Exhibit 4.15 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

          (11) Filed as Exhibit 4.16 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

          (12) Filed as Exhibit 4.20 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

          (13) Filed as Exhibit 4.21 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

          (14) Filed as Exhibit 23.1 to our Annual Report of Form 20-F for the fiscal year ended June 30, 2004, and incorporated herein by reference.

                                   SIGNATURES


         The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.


                                            Prana Biotechnology Limited


                                             By: /s/Jonas V. Alsenas
                                                 -------------------
                                                 Dr. Jonas V. Alsenas
                                                 Chief Executive Officer


Dated:  March 30, 2005