Form 20-F
period 2005-09-30
PRANA BIOTECHNOLOGY LTD
filed 2005-12-21
CIK 1131343

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2005
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report .................

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

Ordinary Shares, as of June 30, 2005……………………..127,319,260

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒No ☐

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐Item 18 ☒

i

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☒No ☐

This Report on Form 20-F is incorporated by reference into our Registration Statement on Form F-3 File No. 333-116232.

INTRODUCTION

Prana Biotechnology Limited was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease. Other potential applications for our therapies include age-related cataracts, Huntington disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease), Motor Neuron disease and Parkinson’s disease. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” The Bank of New York, acting as depositary, issues our ADRs, each of which evidences an American Depositary Share, which in turn represents ten of our ordinary shares. As used in this annual report, the terms “we,”“us,”“our” and “Prana” mean Prana Biotechnology Limited, an Australian company, and its subsidiaries, unless otherwise indicated.

We have not obtained or applied for trademarks registrations. Any trademarks and trade names appearing in this annual report are owned by their respective holders.

Our financial statements appearing in this annual report are prepared in Australian dollars and in accordance with generally accepted accounting principles in Australia. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,”“believe,”“do not believe,”“expect,”“plan,”“intend,”“estimate,”“anticipate” and similar expressions are intended to identify forward-looking statements. Neither our registered independent accounting firm, nor any other independent accountants, have compiled, examined, or performed any procedures, with respect to the prospective financial information contained herein nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Such forward-looking statements are also included in Item 4 - “Information on the Company” and Item 5 - “Operating and Financial Review and Prospects.” Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.”

TABLE OF CONTENTS

Page

PART I		1
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS	1
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3.	KEY INFORMATION	1
A.	Selected Financial Data	1
B.	Capitalization and Indebtedness	3
C.	Reasons for the Offer and Use of Proceeds	3
D.	Risk Factors	3
ITEM 4.	INFORMATION ON THE COMPANY	14
A.	History and Development of the Company	14
B.	Business Overview	17
C.	Organizational Structure	31
D.	Property, Plants and Equipment	31
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	31
A.	Operating Results	32
B.	Liquidity and Capital Resources	43
C.	Research and Development, Patents and Licenses	46
D.	Trend Information	50
E.	Off-Balance Sheet Arrangements	50
F.	Tabular Disclosure of Contractual Obligations	50
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	50
A.	Directors and Senior Management	50
B.	Compensation	53
C.	Board Practices	55
D.	Employees	61
E.	Share Ownership	61
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	66
A.	Major Shareholders	66
B.	Related Party Transactions	67
C.	Interests of Experts and Counsel	67
ITEM 8.	FINANCIAL INFORMATION	68
A.	Financial Statements and Other Financial Information	68
B.	Significant Changes	68
ITEM 9.	THE OFFER AND LISTING	69
A.	Offer and Listing Details	69
B.	Plan of Distribution	70
C.	Markets	70
D.	Selling Shareholders	70

v

E.	Dilution	71
F.	Expenses of the Issue	71
ITEM 10.	ADDITIONAL INFORMATION	71
A.	Share Capital	71
B.	Memorandum and Articles of Association	71
C.	Material Contracts	71
D.	Exchange Controls	73
E.	Taxation	74
F.	Dividend and Paying Agents	81
G.	Statement by Experts	81
H.	Documents on Display	81
I.	Subsidiary Information	82
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	82
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	83

PART II		83
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	83
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	83
ITEM 15.	CONTROLS AND PROCEDURES	83
ITEM 16.	RESERVED	84
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	84
ITEM 16B.	CODE OF ETHICS	84
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	84
ITEM 16D.	EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE	85
ITEM 16E.	PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS	85
ITEM 17.	FINANCIAL STATEMENTS	85
ITEM 18.	FINANCIAL STATEMENTS	86
ITEM 19.	EXHIBITS	86
SIGNATURES		90

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

The selected financial data as of June 30, 2005 and 2004 and for each of the three years in the period ended June 30, 2005 have been derived from our audited financial statements and notes thereto included elsewhere in this annual report. The selected financial data as of June 30, 2003, 2002 and 2001 and for the years ended June 30, 2002 and 2001 have been derived from our audited financial statements and notes thereto which are not included in this annual report.

We prepare our financial statements in accordance with generally accepted accounting principles in Australia, or A-GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Please refer to Note 25 to the financial statements for a description of the differences between A-GAAP and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the periods and as of the dates therein indicated.

Statements of Financial Performance Data:

	Year Ended June 30,
	2005	2004	2003	2002	2001
	(in A$, except per share and share data)
A-GAAP:
Revenue from ordinary activities	2,653,113	2,321,227	1,816,478	793,970	516,182
Depreciation and amortization expense	(1,165,227)	(1,195,006)	(1,185,973)	(1,160,595)	(1,140,658)
Patents, research and development expense	(7,109,839)	(4,853,536)	(1,386,006)	(1,961,159)	(2,311,619)
Patents, research and development expense - related parties	(577,757)	(379,045)	(475,289)	(537,327)	(64,785)
Legal expense	(1,047,448)	(1,650,467)	(848,660)	(923,816)	(252,675)
Employee benefits expense	(2,438,303)	(1,060,730)	(760,980)	(378,853)	(122,199)
Consulting fee expense	(1,607,892)	(1,706,809)	(567,730)	(604,873)	(306,530)
Corporate compliance expense	(562,123)	(419,708)	(395,604)	(339,383)	(196,629)
Foreign exchange loss	(1,362,572)	(182,768)	(12,481)	-	-
Impairment of intangible assets	(10,388,339)	-	-	-	-
Other expenses from ordinary activities - related parties	-	(81,470)	(114,247)	(30,000)	(30,000)
Other expenses from ordinary activities	(1,402,210)	(677,302)	(654,346)	(306,431)	(230,066)
Net loss	(25,008,597)	(9,885,614)	(4,584,838)	(5,448,467)	(4,138,979)
Loss per share - basic and diluted	(0.20)	(0.13)	(0.08)	(0.10)	(0.08)
Weighted average number of ordinary shares outstanding - basic and diluted	122,754,061	75,701,818	61,131,313	57,623,389	53,090,491

U.S. GAAP:
Net loss	(17,675,019)	(9,208,199)	(3,244,397)	(4,728,019)	(3,048,784)
Loss per share - basic and diluted	(0.14)	(0.12)	(0.05)	(0.08)	(0.06)
Weighted average number of ordinary shares outstanding - basic and diluted	122,754,061	75,701,818	61,131,313	57,623,389	53,090,491

Statements of Financial Position Data:

	As at June 30,
	2005	2004	2003	2002	2001
	(in A$ )
A-GAAP:
Cash assets	21,453,304	29,580,398	3,463,783	3,585,014	6,854,873
Working capital	19,427,962	27,041,537	3,093,745	2,840,984	6,454,969
Total assets	22,289,159	41,415,398	16,389,926	17,581,319	22,287,460
Contributed equity	55,405,707	49,505,493	16,741,023	13,001,486	12,276,892
Accumulated deficit during development stage	(50,473,473)	(25,464,876)	(15,579,262)	(10,994,424)	(5,545,957)
Total equity	19,594,176	38,702,559	15,823,703	16,668,986	21,392,877

U.S. GAAP:
Total assets	22,289,159	34,197,794	7,944,306	7,231,703	10,298,744
Accumulated deficit during development stage	(41,783,900)	(24,108,881)	(14,900,682)	(11,656,285)	(6,928,266)
Contributed equity	61,378,076	55,593,837	22,278,765	18,372,088	16,332,427
Total equity	19,594,176	31,484,956	7,378,083	6,715,803	9,404,161

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into the US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Month	High	Low
June 2005	0.7810	0.7472
July 2005	0.7686	0.7364
August 2005	0.7754	0.7461
September 2005	0.7767	0.7453
October 2005	0.7644	0.7436
November 2005	0.7491	0.7259

The noon buying rate on December 18, 2005 was US$0.7455= A$1.00

Year Ended June 30,	At Period End	Average Rate	High	Low
2001	0.5100	0.5320	0.5996	0.4828
2002	0.5614	0.5682	0.5747	0.4858
2003	0.6713	0.5623	0.6729	0.5280
2004	0.6903	0.7139	0.8005	0.6345
2005	0.7620	0.7535	0.7988	0.6852

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

We are a development stage company at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT-2, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

There is a high risk that we may not be able to complete the development of PBT-2 or develop other pharmaceutical products.

We may not be able to develop our current or any future pharmaceutical product candidates adequately to attract a suitable collaborative partner. The projects initially specified in connection with any such collaboration and any associated funding, may change or discontinue with the changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payors. We cannot predict if or when the development of PBT-2 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

We may need to prioritize the development of our most promising candidates at the expense of the development of other products.

We may need to prioritize the allocation of development funds towards what we believe to be our most promising products. The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development. We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

We may require substantial additional financing in the future to sufficiently fund our operations and research.

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of our product candidates. We may not have sufficient financial resources available to us or sufficient to meet our actual operating expenses and capital requirements on a long-term basis. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

•	the continued progress of our research and development programs;

•	the timing, scope, results and costs of pre-clinical studies and clinical trials;

•	the cost, timing and outcome of regulatory submissions and approvals;

•	determinations as to the commercial potential of our product candidates;

•	our ability to successfully expand our contract manufacturing services;

•	our ability to establish and maintain collaborative arrangements; and

•	the status and timing of competitive developments.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. However, such additional financing may not be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

We will not be able to commercialize PBT-2 or any future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

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

We may not be able to undertake further clinical trials of PBT-2 and any future product candidate, including one that may emerge from our vaccine program, or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. In April, 2005, we ceased clinical trials of our PBT-1 compound in Alzheimer’s disease and we may not be able to undertake future clinical trials of PBT-1 in the future. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

•	slower than expected patient recruitment;

•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

•	unforeseen safety issues; and

•	lack of efficacy or unacceptable toxicity during the clinical trials.

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

We have limited manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We may not be able to manufacture sufficient quantities of PBT-2 or any future product candidates (including PBT-1) in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and human clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

We may be required to enter into contracting arrangements with third parties to manufacture PBT-2 and any future product candidates for large-scale, preclinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale, or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the products that we currently intend to develop. We can not predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain an acceptable purity for any product candidate or an acceptable impurity profile, pre-clinical and clinical trials would be delayed, which could have a material adverse effect on the priority of the development of our product candidates, our business, financial condition and results of operations.

We are dependent upon a sole supplier of our lead compound, PBT-2, and could incur significant costs and delays if we are unable to promptly find a replacement.

We typically rely on a single manufacturer to develop Good Manufacturing Practice (GMP) synthetic processes for our lead compounds. Our lead compound, PBT-2, is manufactured by the Institute of Drug Technology Limited and we relied on Orgasynth Industries to manufacture our PBT-1 compound prior to ceasing its clinical trials for Alzheimer's disease in April 2005. We intend to continue these relationships and this approach with further compounds if it remains financially viable. We have not had any prior manufacturer of our compounds elect to cease its relationship with our company. We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

We have a history of operating losses and may not achieve or maintain profitability in the future.

We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT-2. We reported a net loss of A$25,008,597, A$9,885,614 and A$4,584,838 during the fiscal years ended June 30, 2005, 2004, and 2003, respectively. As of June 30, 2005, our accumulated deficit was A$50,473,473. We may not be able to achieve or maintain profitability.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own products;

•	obtain licenses to the patented technologies of third parties;

•	operate without infringing on the proprietary rights of third parties; and

•	protect our trade secrets and know-how.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Any of the pending or future patent applications filed by us or on our behalf may not be approved, or we may not develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties have in the past and may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

If we do not obtain the necessary governmental approvals we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived therefrom will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutics Goods Administration, or TGA, and the Food and Drug Administration, or FDA, in the United States, the Medicines and Heathcare Products Regulatory Agency, or MHRA, in the United Kingdom and the European Medicines Evaluation Authority, or EMEA. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA in the United States and the MHRA in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

Our research and development efforts will be seriously jeopardized if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel. We have entered into employment or consultancy agreements with these individuals. The loss of their services could negatively affect our business. Our success is highly dependent on the continued contributions of our scientific personnel and on our ability to develop and maintain important relationships with leading academic institutions and scientists. Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we may not be able to continue to attract and retain qualified scientific and management personnel critical to our success. We also have relationships with leading academic and scientific collaborators who conduct research at our request or assist us in formulating our research and development strategies. These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA, EMEA, MHRA and other regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with our PBT-2 product candidate. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

Acceptance of our products in the marketplace is uncertain, and failure to achieve market acceptance will negatively impact our business and operations.

Our current or future products may not achieve market acceptance even if they are approved by the TGA, FDA or any other regulatory authority. The degree of market acceptance of such products will depend on a number of factors, including:

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

We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel, and will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Further, additional financing may not be available on acceptable terms, or at all, and our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

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

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have obtained no fault compensation insurance for the PBT-1 clinical trial and extension study and the PBT-2 clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Changes in government legislation and policy may adversely affect us.

Any material changes in interest rate, exchange rate, relevant taxation and other legal regimes and government policies may adversely affect us and the market price of our securities.

Risks Relating to Our Securities

Our stock price may be volatile and the U.S. trading market for our American Depositary Shares is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years, the market price for our ordinary shares on the Australian Stock Exchange has ranged from as low as A$0.13 to a high of A$1.18 and the market price of our American Depositary Shares on the NASDAQ Capital Market has ranged from as low as US$0.98 to a high of US$10.50. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

•	the results of pre-clinical testing and clinical trials by us and our competitors;

•	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

•	announcements of technological innovations or new commercial products by us and our competitors;

•	determinations regarding our patent applications, patents and those of others;

•	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

•	proposed governmental regulations and developments in Australia, the United States and elsewhere;

•	litigation;

•	economic and other external factors; and

•	period-to-period fluctuations in our operating results.

In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies.

New corporate governance regulations could increase the cost of our operations.

As a result of recent corporate governance scandals and the legislative and litigation environment resulting from those scandals, the costs of being a public company in general have increased. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. The implementation of Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting, will require us to expend significant management time and financial resources to comply with the applicable requirements. This and other proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Our accounting staff will need to be trained on the application of U.S. GAAP and the Securities and Exchange Commission accounting requirements.

Our management has concluded that our company has insufficient accounting personnel that have sufficient knowledge and experience in U.S. GAAP and the Securities and Exchange Commission accounting requirements. The accounting personnel who prepare our financial statements will need to be trained on the application of U.S. GAAP accounting pronouncements and standardized reconciliation templates will need to be improved to assist in the reconciliation process between A-GAAP and U.S. GAAP. If the accounting personnel who prepare our financial statements are not adequately trained, our disclosure may be deficient and could result in a material misstatement to our annual or interim financial statements.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADRs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC in 2004 under a literal application of the asset test described above, which looks solely to the market value.  If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

We do not anticipate paying dividends on our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares.

Risks Relating to our Location in Australia

It may be difficult to enforce a judgment in the United States against us and most of our officers and directors or to assert U.S. securities laws claims in Australia or serve process on most of our officers and directors.

We are incorporated in Australia. Most of our executive officers and directors are nonresidents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

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

From our inception until our initial public offering registering our shares on the Australian Stock Exchange, or ASX, on March 28, 2000, we financed our operations with loans from two of our directors, totaling A$2,038,728. On March 28, 2000, we sold 16,000,000 of our ordinary shares and 8,000,000 options to purchase our ordinary shares in an initial public offering. We received net proceeds of A$7,474,323 from the sale of shares and exercise of options. On February 15, 2001, we completed a private placement of 6,666,666 ordinary shares to institutional investors at a price per share of A$0.75 and received net proceeds of A$4,745,599 from the private placement. During the years ended June 30, 2003 and 2002, we received net proceeds of A$3,569,792 and A$580,345, respectively, for the exercise of 7,427,584 and 1,160,690 options (including the conversion of 7,289,310 listed options in March 2003), which funds were added to our working capital. In September 2003, we raised an additional A$4,675,019 (net of issuance costs) through a private placement of 7,102,853 ordinary shares to institutional and accredited investors at a subscription price of A$0.70 per share. In April 2004, we raised A$26,352,147 (net of issuance costs) in a private placement in the United States, which was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004, through the sale of 4,000,000 ADRs to institutional and accredited investors at a price of US$5.00 per ADR and five-year warrants to purchase 3,000,000 ADRs at an exercise price of US$8.00 per ADR. In the fiscal year ended June 30, 2004, we also received net proceeds of A$757,166 for the exercise of options to purchase 1,325,000 ordinary shares, which funds were added to our working capital. Additionally, during the fiscal year ended June 30, 2004 we issued ordinary shares for nil consideration at a cost of A$3,167 which was subtracted from our working capital. In the fiscal year ended June 30, 2005, we received net proceeds of A$4,753,333 from the exercise of options to purchase 9,500,000 ordinary shares, which funds were added to our working capital. As at June 30, 2005, we had A$21,453,304 in cash and cash equivalents and our working capital was A$19,427,962.

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease. Other potential applications for our therapies include age-related cataracts, Huntington’s disease and Parkinson’s disease. Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT-1 compound as a therapeutic for the treatment of Alzheimer’s disease. We commenced our planned phase II human clinical trial for PBT-1 in August 2000 at the Mental Health Research Institute and the Royal Melbourne Hospital. The 36 week trial was completed in January 2002. All patients from this study were then provided the opportunity to roll into a further 48 week extension study. 32 out of 36 patients completed the initial trial, out of which 27 patients elected to start the extension study and 18 patients completed the full 84-week study. On October 12, 2004, we announced the results of the open label 84-week “Extension Study” of our Phase II clinical trial of PBT-1. On October 18, 2004, we announced plans to pursue a Phase II/III study to examine the effect of PBT-1 in moderate to severe Alzheimer’s disease patients in the second quarter of 2005, to be known as the PLACQUE (Progression Limiting in Alzheimer’s: Clioquinol’s Efficacy) study. On April 11, 2005, we announced that we would not proceed with the PLACQUE study and that we had re-evaluated our further work on the PBT-1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT-1 clinical trial material, we characterized the various impurities that occur in the synthetic process and found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially increase the risk of side-effects and mutagenicity. We considered methods to reduce the levels of the di-iodo impurity, however, we reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT-1 for the treatment of Alzheimer’s disease was not appropriate. As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs.

On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our lead candidate for the potential treatment of Alzheimer's disease, PBT-2. Unlike PBT-1, PBT-2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity that has been associated with mutagenicity. PBT-2 was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease in early August 2003. PBT-2 is the result of rational drug design. It has been built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT-2 was selected from over 300 compounds that had been developed by us at such time and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing and has been designed to have an improved safety and efficacy profile compared to PBT-1. In February 2004, we were awarded a second research and development START grant of A$1.35 million to take PBT-2 through safety testing and Phase I clinical trials for Alzheimer's disease. Formal preclinical toxicology testing for PBT-2 has been completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the Phase I trial for PBT-2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT-2. Data from the study shows that PBT-2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT-2 and those receiving the placebo. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased predictably and in a linear manner, both of which are strong characteristics for a central nervous system drug. Concurrent findings in a pre-clinical mouse model indicate that PBT-2 passes into the brain of mice more extensively than its predecessor, PBT-1. We have also completed three out of four stages of our second Phase I clinical trial, a multi-dose escalation safety clinical trial of PBT-2 in elderly, healthy, male and female volunteers. We anticipate completing the final dosing stage in December 2005. In addition, the preclinical toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies of PBT-2 are concurrently underway.

In March 2003, we announced our first major licensing and research collaboration with Schering A.G., or Schering, a major international pharmaceutical company, and Neurosciences Victoria Ltd., or NSV, an organization of the Universities of Melbourne and Monash, established to promote, commercialization of discoveries emanating from Victoria, Australia universities and medical research institutes. Under such collaboration, we appointed NSV to act as our agent for the purpose of receipt of funding from Schering for certain specified research and development projects and to facilitate the licensing of intellectual property arising from such projects to Schering, all under the terms of a separate research and collaboration agreement between Schering and NSV. These projects were designed to investigate the possibility of the use of MPACs and similar compounds as diagnostic markers for brain imaging of Alzheimer’s disease. Although these studies demonstrated brain penetration of particular MPACs, they did not support further exploration of MPACs as diagnostic markers. The parties concluded this collaboration as of June 30, 2005.

We have also identified and filed an international patent application directed to a novel target for an Alzheimer's disease vaccine. The Commonwealth Government of Australia provided us with a A$227,252 Biotechnology Innovation Fund, or BIF grant for the initial proof of concept stage of this research. The research under this BIF grant finished at the end of January 2005 following the completion of project milestones stipulated in the grant, demonstrating that a mouse could generate antibodies that preferentially recognize dimerized βAmyloid. We are currently negotiating a contract with Prima Biomed Ltd., or Prima, an Australian biotechnology company publicly traded on the ASX (ASX: PRR), to undertake the characterization and scale-up of prospective antibody candidates that were identified during the initial proof of concept stage for testing in future passive vaccine trials in Alzheimer's disease model mice. We will be utilizing the resources of Prima, the Austin Research Institute, the University of Melbourne and the Mental Health Research Institute to pursue this therapeutic approach. The research will assess the ability of the immune system to selectively produce specific antibodies which target the “toxic linked” forms of beta amyloid associated with the pathology of Alzheimer’s disease, as an effective treatment for the disease.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with whom we have relationships. In the three fiscal years ended June 30, 2005 our capital expenditures have totaled A$272,757. We have not incurred any material capital expenditures since July 1, 2005.

B. Business Overview

Prana’s Background

Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. The diseases associated with aging have, however, yet to be fully understood or effectively treated. It is now believed that a number of age-related diseases may be capable of being treated.

Our platform technology was developed over a period of many years with the financial support of various institutions and from various grants. The majority of these funds were directed at research into Alzheimer's disease, however the outcomes demonstrated by this research have created strong implications for other age-related degenerative disorders where the pathology of the disease is based on the inter-relationship between metals and proteins. Positive effects of clioquinol (the compound which provided us with our proof-of-concept for metal protein attenuating compound, or MPAC, action in Alzheimer’s disease, or PBT-1) have now been published in animal models of Parkinson’s disease and Huntington’s disease. These findings continue to strengthen the “theory of metal related toxicity” in many neurodegenerative diseases and continue to provide evidence supporting our position that MPACs will be a useful therapeutic in a variety of neurodegenerative diseases. There is currently no cure or prevention for Alzheimer's disease nor any successful cure for any of the principal forms of neurodegenerative diseases which comprise our disease targets.

The protein believed to be involved in Alzheimer's disease is βAmyloid. Very little was known about βAmyloid protein until 1984 when Professors Colin Masters, Konrad Beyreuther and the late Dr. Glenner sequenced the chemistry of the protein which has since become the dominant focus world-wide of Alzheimer’s disease research.

In 1987, Professors. Masters and Beyreuther and Professor Rudolph Tanzi of Harvard Medical School discovered how βAmyloid was produced and in 1994 Professor Ashley Bush of Harvard Medical School discovered that the interaction between metals and βAmyloid is associated with the toxicity seen in Alzheimer’s disease, hopefully paving the way for the development of therapeutic drugs to treat the disease.

Our intellectual property has been developed over an extended period through the collaborative efforts of highly regarded scientists and research institutions in this field.

Research Institutions

The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities:

•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

•	The University of Melbourne, Department of Pathology;

•	The Mental Health Research Institute; and

•	The Biomolecular Research Institute in Melbourne.

Work conducted at the first two of these institutions identified an initial preferred compound, clioquinol, codenamed PBT-1, which was used in our Phase II human clinical trials. Our research program also aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease as well as for our other major disease indications (such as Parkinson’s disease and Huntington’s disease). These efforts have lead to the development of a novel MPAC within the same chemical class as PBT-1, PBT-2, a low molecular weight chemical entity that demonstrates a significant preclinical improvement over PBT-1, and a portfolio of approximately 400 MPAC molecules in total (approximately 300 of which are of the same chemical class as PBT-1 and the remaining MPACs are of other chemical classes).

Platform Technology and Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of age related diseases based on the interrelationship of metals and proteins. To date, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease. Recent published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for:

•	Age-related cataracts;

•	Parkinson’s disease;

•	Huntington’s disease;

•	other neurodegenerative diseases.

Alzheimer’s Disease. Research is ongoing to increase our understanding of the neuropathology of Alzheimer’s disease. Our research continues to focus on the structure and function of β-amyloid and its precursor, and protein structural studies specifically around the sites of interaction between metals, metal complexes and our MPACs and the significant proteins in Alzheimer’s disease such as APP and b-amyloid. PBT-2 has completed the initial formal preclinical toxicology testing required to support initial human trials and in March 2005, we commenced a series of Phase I clinical trials, at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2. We have also completed three out of four stages of a second Phase I clinical trial, a multi-dose escalation safety clinical trial of PBT-2 in elderly, healthy, male and female volunteers. We anticipate completing the final dosing stage in December 2005. In addition, the preclinical toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies of PBT-2 are concurrently underway. We can give no assurance that the Phase I trial will be completed or prove to be successful, or that further trials will be initiated with PBT-2, or if initiated that they will be completed or prove to be successful.

The research and development projects under our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. concentrated on the development of a new Alzheimer’s diagnostic. These projects were designed to investigate the possibility of MPACs and similar compounds being used as diagnostic markers for brain imaging of Alzheimer’s disease. Although these studies demonstrated brain penetration of particular MPACs, they did not support further exploration of MPACs as diagnostic markers. The parties concluded this collaboration as of June 30, 2005.

Age-Related Cataracts. Basic research in the area of age related cataracts is being conducted by several independent groups of researchers around the world. Data to date indicate that some age-related cataracts contain the same protein aggregation as that seen in Alzheimer’s disease. Preliminary animal data suggests that the deposition of some proteins in age related cataracts may be related to the inappropriate interaction of metals and amyloid species. At present, we are not undertaking active research in this area, although through the close ties with Professor Masters and the University of Melbourne, we retain the ability and opportunity to investigate the usefulness of its MPAC portfolio in treating and/or preventing age-related cataracts, if and when additional evidence arises to prioritize this opportunity. We can give no assurance that such research will continue or if continuing will be successful.

Parkinson's Disease. Parkinson’s disease is another crippling disease of the aging population. It causes a progressive slowing of movement, tremor and the loss of fine motor control. Increasingly, dementia is being recognized as a significant component of Parkinson’s disease. Existing therapies may provide some short term symptomatic relief but do not address the underlying cause of the disease. We believe that our platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease. Parkinson’s disease is believed to affect 150 people per 100,000 or 2.5% of persons over the age of 85. It has been reported that approximately four million people suffer from Parkinson’s disease worldwide.

Our Melbourne research team is working on the key protein (alpha-synuclein) that aggregates to form the diagnostic marker of this disease. We believe that the aggregated form of this protein is susceptible to the same therapeutic strategy that is being used for Alzheimer’s disease, and laboratory tests are in progress to confirm this approach. The molecules already developed as part of the Alzheimer’s disease program are being tested and validated as prospective agents for the treatment of Parkinson’s disease, together with agents arising from the current chemistry synthetic program. Experimental animal models are being developed and integrated into the rationale drug design screening regime. During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model. Recent published data from groups unrelated to us have demonstrated the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in preclinical models of the disease. These results, although yet to be repeated, provide further support to our position that MPACs (clioquinol and others) may provide a useful treatment in Parkinson’s disease patients.

Huntington's Disease. Huntington’s disease is a crippling genetic neurodegenerative disorder of the central nervous system caused by a mutation in a gene which encodes the huntingtin protein. The disease results in progressive deterioration of physical, cognitive and emotional abilities that lead to severe incapacitation and eventually death, generally 15-25 years after the onset of the disease. Huntington's disease primarily affects adults, usually between the ages of 30 and 50.

U.S.-based researchers recently presented the effects of clioquinol in an animal model of Huntington’s disease, showing evidence of improved behavior, motor skills and inhibition of the abnormal form of the huntingtin protein. Based on these findings, we are currently testing our proprietary MPACs in collaboration with researchers based at the Veterans Affairs Medical Center and the Department of Neurology, University of California, San Francisco, under a collaborative research agreement.

Clinical Trials

In 2000, having demonstrated the effectiveness of PBT-1 in the laboratory, we received official Ethics Committee approval from the Royal Melbourne Hospital, Victoria, Australia, to test PBT-1 in human subjects. Phase II human clinical trials for PBT-1 commenced during August 2000 and were completed in January 2002 and an academic paper outlining the findings was published in the peer reviewed journal Archives of Neurology in December 2003. The clinical trials were conducted principally at our sponsored facilities at the Royal Melbourne Hospital and the Mental Health Research Institute, both based in Melbourne. Prescribed dosages of clioquinol, or PBT-1 (our prototype MPAC selected to develop proof-of-concept) were administered to 50% of the study candidates, the other 50% received a placebo. The trial, known as PBT1-011 AD, was a "double blind trial" so neither the administrating medical personnel nor the patients involved in the trial process were aware of who received PBT-1 and who received the placebo. All subjects were asked to perform various prescribed cognitive tests to determine if the introduction of PBT-1 had a demonstrable effect as compared to those subjects receiving the placebo. On completion of the initial 36 weeks of dosing, all subjects were invited to continue into an extension study, during which they received treatment with PBT-1 for an additional 48 weeks.

The trial was performed to contemporary “best practice” clinical trial standards. We contracted Kendle Pty Ltd. to manage the clinical trials, ensuring compliance to the required international standards of Good Clinical Practice as set out by the International Conference on Harmonization. These protocols provide strict guidelines for the performance of clinical trials in an ethical and scientifically acceptable manner, and are mandatory for applications to international regulatory authorities for market access.

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

•
The trial protocol required close monitoring of all patients by a safety committee of clinical experts. This committee independently monitored all patient data including laboratory results and neurological test results on a regular basis.

In April 2002, Professor Masters reported that the trial achieved its targeted benchmarks and that the two major initial findings of the study were:

•
The βAmyloid protein, which was a target of the activity of PBT-1, was significantly reduced in the blood of mild to moderate patients in the treatment group compared to an increase in the placebo group; and

•
The progression of Alzheimer’s disease was slowed down in the more severely affected patients in the treatment group compared to the placebo group. The initial findings of the study indicate the rate of cognitive deterioration was slowed in these patients.

Upon completion of the 36 week double blind portion of the PBT1-011AD trial, all of the patients who participated in such trial were offered the opportunity to continue into an extension trial, known as PBT1-011ADEX. Of the 36 patients who commenced the PBT1-011AD trial, 27 continued into the PBT1-011ADEX trial and 18 completed the additional 48 weeks of treatment with clioquinol. In April 2004, a summary of the findings of the 48-week extension study were presented for the first time by Professor Colin Masters at the 8th International Springfield/Montreal Symposium on Advances in Alzheimer’s disease. The details of the trial findings are available on our website (www.pranabio.com), however the information in our website is not incorporated by reference into this annual report. In April, 2005, we ceased clinical trials of our PBT-1 compound in Alzheimer’s disease. See Item 4.A. "Information on the Company - History and Development of the Company."

In 2003, PBT-2 successfully completed in-house preclinical screening and the initial formal preclinical toxicology testing required to support initial human trials. In March 2005, we commenced a series of Phase I clinical trials, at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2. See Item 4.A. "Information on the Company - History and Development of the Company." We have also completed three out of four stages of a second Phase I multi-dose escalation safety clinical trial of PBT-2 in elderly, healthy, male and female volunteers. We anticipate completing the final dosing stage in December 2005. In addition, the preclinical toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies of PBT-2 are concurrently underway. No assurance can be given that future clinical studies will commence, or if initiated will be completed and prove to be successful, or that we will be able to commercialize drugs based on our βAmyloid theory of Alzheimer's disease.

Rational Drug Design

Rational drug design employs experiment based, computer-generated models, which target the molecular composition of various substances (in the case of Alzheimer’s disease the βAmyloid Protein) and design new chemical entities with the propensity to influence the targeted substances (proteins) and metal-mediated oxyradical formation which leads to neurodegenerative changes.

Our medicinal chemistry program is based at the University of Melbourne. To date, our scientists have developed a pipeline of compounds across multiple chemical classes that target the interaction of specific metals and target aggregating proteins such as βAmyloid. Compounds continue to be designed, synthesized and undergo the required early phase preclinical screening before they are available for human testing. Based on the results of initial screening, our medicinal chemists continue to develop new chemical entities with novel design features and we believe that rational drug design will provide new and specifically designed drugs which will display efficacy in disaggregating aggregation-prone proteins such as βAmyloid, α-synuclein and huntingtin, paving the way for future therapeutics.

A series of in vitro assays have been established to screen compounds developed by our medicinal chemistry group. From early 2002, a program was initiated to undertake preliminary in vivo pharmacology and kinetic studies of the new compounds demonstrating activity in the in vitro screens was established by our medical chemistry group. The Alzheimer’s disease transgenic mouse model that demonstrated efficacy of PBT-1 and animal models for Parkinson’s disease and Huntington’s disease are currently being used by our medical chemical group to evaluate in vivo efficacy and confirm the selection of lead compounds to take to formal pre-clinical studies. Data generated by these in vitro and in vivo screens will also be incorporated into the medicinal chemistry program to further refine development strategies for new compounds.

PBT-2, our current lead MPAC product candidate, was selected from this “rationally designed” pipeline in 2003 and is the first such new and specifically designed compound to move into formal development. It has been built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT-2 was selected from over 300 compounds that had been developed by us at such time and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing and has been designed to have an improved safety and efficacy profile. PBT-2 has completed formal preclinical toxicology testing and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2. See Item 4.A. "Information on the Company - History and Development of the Company." We have also completed three out of four stages of a second Phase I multi-dose escalation safety clinical trial of PBT-2 in elderly, healthy, male and female volunteers. We anticipate completing the final dosing stage in December 2005. In addition, the preclinical toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies of PBT-2 are concurrently underway.

Patent Portfolio

Invention	Status	Comments
Amyloid Precursor Protein (“APP”) Modulators for use in Alzheimer’s disease, entitled, “A method for assaying and treating Alzheimer’s Disease” Inventor: Prana	Five patents granted, two in Australia and one in Europe, Japan and the United States. An application in the United States and Canada is under examination.
The invention includes claims directed to the use of specified modulators of cation interaction with APP and the use of these agents in the treatment of Alzheimer’s disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer’s disease.

Metal binding domain inhibitors of Β-amyloid, entitled, “Beta amyloid peptide inhibitors” Inventor: Prana	This International (PCT) application has entered national phase in Europe, Canada, Japan, United States and Australia. Currently accepted in Australia and pending elsewhere.
The invention encompasses claims to agents capable of inhibiting binding of specified metal ions to the N-terminus of Β-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s disease.

A screen for Β-amyloid formation and inhibitors, entitled, “An in vitro system for determining the formation of Ab Amyloid” Inventor: General Hospital Corporation	One patent granted in the United States and Japan. Examination is pending for a further Japanese and Canadian application.	The invention is directed to an assay for the formation of Β-amyloid in a biological sample and inhibitors of Β-amyloid formation.
A differential screen for 40/42 Β-amyloid, entitled, “A diagnostic assay for Alzheimer’s Disease” Inventor: General Hospital Corporation	One patent granted in the United States and a further United States application has been issued. Canadian application has been allowed.	The invention is directed to an antibody based diagnostic assay for the detection and quantification of Β-amyloid species.
Known metal binding agents for treatment of Amyloidosis, entitled, “Identification of agents for use in the treatment of Alzheimer’s Disease” Inventor: General Hospital Corporation	Patent granted in Australia and in Japan. Examination is pending in Japan, Europe and Canada. A United States application awaits expected allowance.
The invention is directed to the use of specified metal binding agents to reduce Β-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of Β-amyloid. The accepted case in Australia is under opposition.

Clioquinol for treatment of Alzheimer’s disease, entitled, “Use of Clioquinol for the therapy of Alzheimer’s Disease” Inventor: General Hospital Corporation/Prana	A U.S. continuation application is currently under examination.	The invention includes claims directed to the use of Clioquinol for the treatment of Alzheimer’s disease and Clioquinol pharmaceutical compositions.

Clioquinol and known metal binding agents for use in Amyloidosis, entitled, “Agents for use in the treatment of Alzheimer’s Disease” Inventor: General Hospital Corporation	Granted patents in Australia and the US. A further U.S. continuation application is under examination. Examination is pending in Canada and Japan. The case has been allowed in Europe.
The invention is directed to compositions containing Clioquinol and known metal binding agents and their use in the treatment of amyloid related diseases. The accepted case in Australia is under opposition.

Screen for agents which alter Β-amyloid neurotoxic properties, entitled, “Method for Screening drugs useful for treating Alzheimer’s Disease” Inventor: General Hospital Corporation	A continuation-in-part application has been granted in the United States and further divisional case has been filed.	The invention is primarily directed to specified assays that identify agents capable of modifying neurotoxic properties of Β-amyloid.
Immunotherapy, entitled, “Neurotoxic Oligomers” Inventor: General Hospital Corporation and Prana	The International (PCT) Application has entered national phase in Australia, Canada, Europe, Japan, NZ, China and the United States and is pending examination.
The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The immunotherapeutic approach may be used in the treatment of Alzheimer’s disease and other amyloid related conditions.

Cataracts, entitled, “Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof” Inventor: General Hospital Corporation	The International (PCT) Application has entered national phase in Australia, Europe, Japan and the United States and is pending examination.	The invention is directed to assays for the detection of agents useful in the treatment of cataract and a method of treatment utilizing specified chelators.
APP Copper Binding Domain agonists, entitled, “Methods of screening for inhibitors of Alzheimer’s Disease” Inventor: Prana	This case has entered national phase in the United States and is pending examination.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use of the agents in the treatment of amyloid related conditions including Alzheimer’s disease.
8-OHq role in cognition, entitled, “Treatment of Neurodegenerative Conditions” Inventor: Prana	Filed as a provisional application in the United States, continued as an International (PCT) Application pending national phase entry.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes.
8-OHq MPAC class, entitled, “8-Hydroxyquinoline derivatives” Inventor: Prana	International (PCT) Application that has entered national phase in 14 jurisdictions.	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
‘Follow up’ MPAC classes, entitled, ‘Neurologically-Active Compounds’ Inventor: Prana	International (PCT) Application that has entered national phase in 14 jurisdictions.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

‘F4’ MPAC compounds, entitled, ‘Neurologically- Active Compounds’ Inventor: Prana	International (PCT) Application that is in international phase.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions.
‘F4 Grp 1’ MPAC compounds ‘Neurologically- Active Compounds’ Inventor: Prana	Australian provisional application	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions.
MPAC compounds, entitled, ‘Compound V’. Inventor: Prana	Australian provisional application	The invention is directed to ‘compound V’ MPAC chemical structures and their utility in the treatment of neurological conditions.
MPAC compounds, entitled, ‘Compound VI’. Inventor: Prana	Australian provisional application	The invention is directed to ‘Compound VI’ MPAC chemical structures and their utility in the treatment of neurological conditions.
‘F2’ MPAC compounds, entitled, ‘Neurologically-Active Compounds’ Inventor: Prana	Australian provisional application	The invention is directed to ‘F2’ MPAC chemical structures and their utility in the treatment of neurological conditions.
An agent for metal binding in Alzheimer’s Disease, entitled, ‘Use of Phanquinone for the treatment of Alzheimer’s Disease’. Inventor: Prana	A U.S. granted patent and pending Japanese application.	This invention is directed to the use of Phanquinone for the treatment of Alzheimer’s disease.
An agent for metal binding to reduce memory impairment, entitled, ‘Use of Phanquinone for the treatment of memory impairment’. Inventor: Prana	Pending Japanese and U.S. applications.	This invention is directed to the use of Phanquinone for the treatment of memory impairment.
An agent for metal binding in Alzheimer’s Disease, entitled, ‘Use of Clioquinol for the treatment of Alzheimer’s Disease’. Inventor: Prana	A U.S. granted patent and pending Japanese application.	This invention is directed to the use of Clioquinol for the treatment of Alzheimer’s disease.
Pharmaceutical compositions, entitled, ‘Pharmaceutical compositions of Clioquinol with B12 for therapeutic use’. Inventor: Prana	A U.S. granted patent.	This invention is directed to compositions for the treatment of neurological disease.
An agent for metal binding in Parkinson’s disease, entitled, ‘Use of Clioquinol for the treatment of Parkinson’s Disease’. Inventor: Prana	A U.S. granted patent.	This invention is directed to the use of Clioquinol for the treatment of Parkinson’s disease.

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

Competition

We believe that we will face competition in differing levels of intensity in all of the areas in which we are conducting research. Our competitors in Australia and elsewhere are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial, research and screening capabilities, technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA and other regulatory approvals.

Regulatory Considerations

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived therefrom will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutic Goods Administration, or TGA, and by the Federal Drug Authority, or FDA, in the United States, the Medicines Control Agency, or MHRA, in the United Kingdom and the European Medicines Evaluation Authority, or EMEA. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMEA and MHRA. Clinical trials are conducted in three sequential phases but the phases may overlap.

Pre-clinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Phase I clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of phase I clinical trials is to establish initial data about the safety, tolerance and pharmacokinetics of the product in humans. In phase II clinical trials, in addition to safety, the efficacy of the product is evaluated in limited patients with the target disease. Phase III trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multi-center studies of patients with the target disease.

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

We have completed formal preclinical toxicology testing of PBT-2 and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2. See Item 4.A. "Information on the Company - History and Development of the Company." We have also completed three out of four stages of a second Phase I multi-dose escalation safety clinical trial of PBT-2 in elderly, healthy, male and female volunteers. We anticipate completing the final dosing stage in December 2005. In addition, the preclinical toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies of PBT-2 are concurrently underway. We cannot make any assurances that we will complete the Phase I program for PBT-2 or enter further clinical trials with PBT-2.

We cannot make any assurances that we will be able to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PBT-2. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

During the course of clinical trials and toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PBT2 or any future product candidate (including PBT-1) will be safe or effective when administered to patients.

Manufacturing and Raw Materials

We have used a third party manufacturer to produce the primary drug product (API) and secondary drug forms for our large-scale, preclinical and clinical PBT-1 and PBT-2 trials, and we expect that we will use a third party manufacturer for any future product candidates. We have not faced any difficulty in obtaining raw materials for our research and development activities or our clinical studies to date, although recognize that this is a costly, complex and time consuming process. We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT-2 or any future product candidates (including PBT-1) in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and human clinical trials, which could have a material adverse effect on our business, financial condition and results of operations. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the products that we currently intend to develop. We can not predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain an acceptable purity for any product candidate or an acceptable impurity profile, pre-clinical and clinical trials would be delayed, which could have a material adverse effect on the priority of the development of our product candidates, our business, financial condition and results of operations.

Government Grants

In May 2003, we announced that the Australian Industry Research and Development Board, or IR&D Board, approved our application for funding under the Biotechnology Innovation Fund grant in the amount of A$227,252 for research into the development of an immunotherapy for Alzheimer’s disease. The research under this grant was completed in January 2005 following the completion of certain project milestones stipulated in the grant, demonstrating that a mouse could generate antibodies that preferentially recognize dimerized βAmyloid.

In the first quarter of 2004, we were granted a START grant from the IR&D Board to support further development of PBT-2 and other Alzheimer’s disease research up to an amount of A$1.35 million. The grant is payable, in arrears, on the achievement of pre-specified milestones. We can make no assurances that we can achieve these milestones or receive all of such amount. The research under this grant was initially to be completed over a two year period and such period was subsequently extended until the end of 2005. As of September 30, 2005, we were entitled to approximately A$1.15 million under this grant.

Commercial Collaboration

In March 2003, we announced a collaboration with Schering A.G. (FSE:SCH, NYSE:SHR) of Germany to fund and license research discoveries, particularly in the area of imaging and diagnostics, under project agreements between us and Neurosciences Victoria Ltd. and a separate research and collaboration agreement between Schering A.G. and Neurosciences Victoria Ltd. The parties concluded this collaboration as of June 30, 2005. The commercial arrangements that we entered into in connection with such collaboration are subject to ongoing confidentiality. See Item 4A. “Information on the Company - History and Development of the Company.”

In August 2003, utilizing the grant we received from the Commonwealth Government of Australia under the BIF, we entered into an agreement with Prima, through its collaborative research partner, the Austin Research Institute, together with the University of Melbourne and the Mental Health Research Institute, to undertake proof of concept research for our prospective Alzheimer’s disease vaccine target. This collaboration enabled us to access Prima's adjuvant vaccine technology, known as DCtag, in the design of candidate vaccine fragments. Under the terms of our contractual relationship with Prima, we retained all commercial rights to the monoclonal antibodies and Prima and us will be the joint owners of any new intellectual property arising from the collaboration. This proof of concept research was completed in January 2005. We are currently negotiating a contract with Prima to undertake the characterization and scale-up of prospective antibody candidates that were identified during the initial proof of concept stage for testing in future passive vaccine trials in Alzheimer's disease model mice. We will be utilizing the resources of Prima, the Austin Research Institute, the University of Melbourne and the Mental Health Research Institute to pursue this therapeutic approach. The research will assess the ability of the prospective antibody candidates to target the “toxic linked” forms of beta amyloid associated with the pathology of Alzheimer’s disease, as a possible vaccine therapeutic approach for treatment of the disease.

C. Organizational Structure

In August 2004, we established two wholly owned subsidiaries, Prana Biotechnology Inc., incorporated in the United States, and Prana Biotechnology UK plc, incorporated in the United Kingdom. Prana Biotechnology Inc. was established in the United States due to the increase in our U.S. operations and U.S. investors in our company. Prana Biotechnology UK plc was established in the United Kingdom to allow us to conduct commercial and clinical operations in the United Kingdom.

D. Property, Plants and Equipment

We own computer equipment, office furniture and lab equipment, the major item being a mass spectrometer that is being used at the University of Melbourne. We are party to a three year property lease signed in May 2004 that provides executive office space at 369 Royal Parade, Parkville, Victoria 3052, Australia, at an initial annual rental of A$105,551, which is increased by 3.5% on a cumulative basis on the May anniversary of the lease.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project,”“intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements. This discussion and analysis should be read in conjunction with our financial statements and notes thereto included elsewhere in this Report.

A. Operating Results

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004.

Our financial statements appearing in this annual report are prepared in Australian dollars and in accordance with generally accepted accounting principles in Australia. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as aging progresses. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT-1 compound as a therapeutic for the treatment of Alzheimer’s disease. We commenced our planned phase II human clinical trial for PBT-1 in August 2000 at the Mental Health Research Institute and the Royal Melbourne Hospital. The 36 week trial was completed in January 2002. All patients from this study were then provided the opportunity to roll into a further 48 week extension study. 32 out of 36 patients completed the initial trial, out of which 27 patients elected to start the extension study and 18 patients completed the full 84-week study. On October 12, 2004, we announced the results of the open label 84-week “Extension Study” of our Phase II clinical trial of PBT-1. On October 18, 2004, we announced plans to pursue a Phase II/III study to examine the effect of PBT-1 in moderate to severe Alzheimer’s disease patients in the second quarter of 2005, to be known as the PLACQUE (Progression Limiting in Alzheimer’s: Clioquinol’s Efficacy) study. On April 11, 2005, we announced that we would not proceed with the PLACQUE study and that we had re-evaluated our further work on the PBT-1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT-1 clinical trial material, we characterized the various impurities that occur in the synthetic process and found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially increase the risk of side-effects and mutagenicity. We considered methods to reduce the levels of the di-iodo impurity, however, we reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT-1 for the treatment of Alzheimer’s disease was not appropriate. As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs.

On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our other lead candidate for the potential treatment of Alzheimer's disease, PBT-2. Unlike PBT-1, PBT-2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity that has been associated with mutagenicity. PBT-2 was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease in early August 2003. PBT-2 is the result of rational drug design. It has been built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT-2 was selected from over 300 compounds that had been developed by us at such time and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing and has been designed to have an improved safety and efficacy profile compared to PBT-1. In February 2004, we were awarded a second research and development START grant of A$1.35 million to take PBT-2 through safety testing and Phase I clinical trials for Alzheimer's disease. Formal preclinical toxicology testing for PBT-2 has been completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT-2. Data from the study shows that PBT-2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT-2 and those receiving the placebo. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased predictably and in a linear manner, both of which are strong characteristics for a central nervous system drug. Concurrent findings in a pre-clinical mouse model indicate that PBT-2 passes into the brain more extensively than its predecessor, PBT-1. We have also completed three out of four stages of a second Phase I multi-dose escalation safety clinical trial of PBT-2 in elderly, healthy, male and female volunteers. We anticipate completing the final dosing stage in December 2005. In addition, the preclinical toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies of PBT-2 are concurrently underway.

Recently Issued But Not Yet Adopted Accounting Pronouncements Applicable To Us

Australian Pronouncements

On July 3, 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards. Our management has been assessing the significance of these changes and preparing for their implementation. We will be required to prepare consolidated financial statements that comply with Australian equivalents to International Financial Reporting Standards, or IFRS, for reporting periods beginning on or after January 1, 2005. Accordingly, our first half-year report prepared under Australian IFRS will be for the half-year reporting period ending December 31, 2005, and our first annual financial report prepared under Australian IFRS will be for the year ending June 30, 2006.

We have completed a study of the impact of the Australian IFRS as a consolidated entity, including the formulation of the Australian IFRS accounting policies that are intended to be adopted from July 1, 2005. The likely impact of the accounting policy changes on the results and financial position of the consolidated entity has been determined and disclosed in Note 1(t) (unaudited) to the consolidated financial statements.

United States Pronouncements

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards (“SFAS”) No. 123 (revised 2004), "Share-Based Payment", or SFAS 123(R), which is a revision of SFAS No. 123, “Accounting for Stock Based Compensation”, or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values while SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods. The new standard will be effective for us commencing July 1, 2005.

As permitted by SFAS 123, we currently account for share-based payments to employees using Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” the intrinsic value method. Accordingly, the adoption of the SFAS 123(R) fair value method may have significant impact on our results of operations, although it will have no impact on our overall financial position. The impact of the adoption of SFAS 123(R) cannot be predicted at this time, as it depends on levels of share-based payments for future grant. However, had we adopted SFAS 123(R) in prior periods, the impact of that Standard would have approximated the impact of SFAS 123, as disclosed in Note 25(a) of our financial statements included in this Report.

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29," or SFAS 153, which amends APB Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. The new standard will be effective for us commencing July 1, 2005. At this time, we do not anticipate that the adoption of this statement will have a material effect on our consolidated financial position or results of operations.

In May 2005, the FASB issued FASB Statement No. 154, “Accounting Changes and Error Corrections: a replacement of APB Opinion No. 20 and FASB Statement No. 3”, or SFAS 154, which requires companies to apply voluntary changes in accounting principles retrospectively whenever it is practicable. SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. SFAS 154 will be effective for accounting changes made by us in fiscal years beginning after July 1, 2006. At this time, we do not anticipate that the adoption of SFAS 154 will have a material effect our consolidated financial position or results of operations.

Differences Between Australian Accounting Standards and U.S. Accounting Standards

We prepare our financial statements in accordance with generally accepted accounting principles in Australia, or A-GAAP, which differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-GAAP and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended June 30,
	2005	2004	2003
Net loss in accordance with:
A-GAAP	(25,008,597)	(9,885,614)	(4,584,838)
U.S. GAAP	(17,675,019)	(9,208,199)	(3,244,397)

Total equity in accordance with:
A-GAAP	19,594,176	38,702,559	15,823,703
U.S. GAAP	19,594,176	31,484,956	7,378,083

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

Recoverable amount of non-current assets. Each reporting period, our Board of Directors assesses the recoverable amount of all non-current assets to ensure its carrying value does not exceed its recoverable amount. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. The recoverable amount is estimated based on expected net cash flows discounted to their present values using a market-determined, risk-adjusted discounted rate.

On June 30, 2005, following the announcement in April 2005 regarding the cessation of our PBT-1 program, our Board of Directors determined that the core intellectual property relating to PBT-1 had been impaired and the carrying value was written-off.

Intangible assets and patents, research and development expense. Until December 1999, costs associated with the acquisition and development of our core intellectual property were capitalized as intangible assets. After considering an independent valuation of our core intellectual property at December 1999, our Board of Directors revalued the assets upwards by A$14,661,942 to A$16,500,000. The revaluation was recorded in the asset revaluation reserve in equity. Subsequent to the revaluation, all costs associated with the acquisition and development of core intellectual property are charged to patents, research and development expense. On July 1, 2000, our Board of Directors deemed the revalued carrying amount of core intellectual property to be cost for financial reporting purposes.

Prior to the announcement in April 2005 regarding the cessation of our PBT-1 program, our core intellectual property was amortized on a straight-line basis over a period of 15 years, the period in which the future benefits were expected to arise. On June 30, 2005, following such announcement, our Board of Directors determined that the core intellectual property relating to PBT-1 had been impaired and the carrying value was written-off.

Revenue recognition. We recognize revenue to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured.

•	Interest income is recognized as earned when collectibility is reasonably assured.

•
Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements provide for payments at different phases based on product development. Milestones are based on the phases of each product development, for example phase 1, phase 2 and phase 3. Revenue is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Revenue for each milestone achieved is fixed at the initiation of the program.

•	Reimbursements of expenses are recognized as revenue when the reimbursement is received and the related expenses have been incurred.

•
Corporate partner revenues are comprised of amounts received for certain research and development activities under our collaboration with Schering A.G. and Neurosciences Victoria Ltd. Revenues are recognized as earned on a straight line basis over the lives of the respective agreements that we entered into with Neurosciences Victoria Ltd. in connection with the collaboration. The straight line basis is considered appropriate as such agreements do not contain clearly defined milestones. Such agreements are performed on a “best efforts” basis with no guarantee of either technological or commercial success.

Significant Costs and Expenses

Depreciation and amortization expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of three to 14 years. Prior to the impairment of our core intellectual property as of June 30, 2005, amortization of our core intellectual property was provided on a straight-line basis over the estimated useful lives of 15 years. See Notes 1(d) and 1(e) to the financial statements.

Patents, research and development expenses. Our patents, research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research agreements. Patents, research and development expenses also include costs associated with the acquisition and development of patents, which have been expensed subsequent to December 1999. See Note 1(e) to the financial statements.

Legal expenses. Our legal expenses consist of fees paid to our outside counsel for various legal matters dealt with in the ordinary course of business as well as legal fees associated with patent applications and for the defense of patents.

Consulting fee expenses. Our consulting fee expenses consist primarily of directors’ fees and other consultancy fees paid to scientists.

Employee benefits expenses. Employee benefit expenses consist primarily of payments to employees for their services as employees, including our Chief Executive Officer.

Foreign exchange loss. Foreign exchange loss includes the net unrealized gain or loss on cash balances held in foreign currencies as well as net realized gains and losses on foreign currency transactions.

Impairment of intangible assets. Each reporting period, our Board of Directors reviews the carrying value of each non-current asset to ensure its carrying value does not exceed its recoverable amount. Where the carrying amount of the asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount and an impairment charge is recorded.

Corporate compliance expenses. Corporate compliance expenses consist primarily of costs incurred by us to satisfy the requirements under Australian and U.S. listing and accounting standards. Costs include items such as share register fees, listing fees, audit fees and accounting and administration costs attributed to corporate compliance.

Other expenses from ordinary activities. Other expenses from ordinary activities consist primarily of accounting and administrative services, travel, insurance, marketing and overhead expenses.

Results of Operations

Year ended June 30, 2005 compared to year ended June 30, 2004

Revenues from ordinary activities

Revenues from ordinary activities increased to A$2,653,113 for the year ended June 30, 2005 from A$2,321,227 for the year ended June 30, 2004, an increase of A$331,886, or 14.3%. Revenues in the year ended June 30, 2005 consisted of A$892,135 interest income, A$629,692 government grant income, and A$1,125,000 received under the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. in March 2003. Revenues in the year ended June 30, 2004 consisted of A$211,327 interest income, A$647,400 government grant income, and A$1,462,500 received under the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. in March 2003. The increase in revenues is attributable to a A$680,808 increase in interest income arising from the funds we received in June 2004 in connection with our US$20 million private placement of securities in the United States. This increase was partially offset by a A$337,500 reduction in funding from Schering A.G. and Neurosciences Victoria Ltd, due to the completion of one of the contracts in connection with our collaboration with Schering A.G and Neurosciences Ltd in June 2004. We estimate that our revenues in the 2006 fiscal year will consist of approximately A$700,000 of interest income and A$115,855 of government grant income.

Depreciation and amortization expenses

Depreciation and amortization expenses remained substantially consistent at A$1,165,227 for the year ended June 30, 2005 compared to A$1,195,006 for the year ended June 30, 2004.

Each reporting period, our Board of Directors reviews the carrying value of each non-current asset to ensure its carrying value does not exceed its recoverable amount. Where the carrying amount of the asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. On June 30, 2005, our Board of Directors reviewed the assets and determined to write-off all of the core intellectual property relating to PBT-1 which resulted in a charge of A$10,388,339.

Patents, research and development expenses

Patents, research and development expenses increased to A$7,687,596 for the year ended June 30, 2005 from A$5,232,581 for the year ended June 30, 2004, an increase of A$2,455,015, or 46.9%. The increase in expenses is attributable to an increase in pre-clinical and clinical trial costs, as we accelerated the research of PBT-1 and PBT-2. We expect that our patents, research and development expenses will increase in the 2006 fiscal year to approximately A$8.5 million, primarily due to further clinical trials and introducing new candidates for development.

Legal expenses

Legal expenses decreased to A$1,047,448 for the year ended June 30, 2005 from A$1,650,467 for the year ended June 30, 2004, a decrease of A$603,019, or 36.6%. The decrease in legal expenses was primarily due to the settlement of the dispute with P.N. Gerolymatos S.A. for which a provision of A$971,764 was made in the 2004 fiscal year. As a result of the settlement, our legal fees in respect of the action declined by A$94,938. This reduction was partially offset by the increase in legal fees of A$189,966 associated with Securities and Exchange Commission compliance following the filing of a registration statement in connection with the June 2004 private placement in the United States. In fiscal year 2005, legal fees in respect of employment matters also increased by A$58,027 and our intellectual property expenses increased by A$210,215. We expect that our legal expenses in the 2006 fiscal year will be substantially similar to those for the 2005 fiscal year.

Employee benefits expense

Employee benefits expenses increased to A$2,438,303 for the year ended June 30, 2005 from A$1,060,730 for the year ended June 30, 2004, an increase of A$1,377,573, or 129.9%. The increase in employee benefits expenses was primarily due to the increase in staff from 12 employees at June 30, 2004 to 17 employees at June 30, 2005. The increase in staff in the 2005 fiscal year was due to the acceleration of our research and development for our principal product candidate PBT-2 during such period, and the establishment of our office in the United States. The increase in the number of employees also affected our costs associated with their employment (such as taxes on salaries). Employee benefits expenses also increased in the 2005 fiscal year because Dr. Jonas Alsenas, who served as our Chief Executive Officer from March 2004 to June 2005, was paid for the majority of the 2005 fiscal year unlike the previous fiscal year in which he was compensated only for the last quarter. Mr. Alsenas received compensation of A$696,358 (excluding equity) through June 16, 2005, when he resigned as our Chief Executive Officer and director. We anticipate that employee benefit expenses for the 2006 fiscal year will be approximately A$1,690,000.

Consulting fee expenses

Consulting fee expenses decreased to A$1,607,892 for the year ended June 30, 2005 from A$1,706,809 for the year ended June 30, 2004, a decrease of A$98,917, or 5.8%. The decrease in consulting fees was primarily due to a reduction in consulting fees paid to directors for additional consulting services amounting to A$246,860. The fees paid to our research and development consultants declined by A$27,963 in the 2005 fiscal year. This decrease was partially offset by A$60,000 paid to the Company Secretary. A new consultant was also engaged in the United States to whom we paid A$115,906 in the 2005 fiscal year. We anticipate that consulting fee expenses for the 2006 fiscal year will be substantially similar to those for the 2005 fiscal year.

Corporate compliance expenses

Corporate compliance expenses increased to A$562,123 for the year ended June 30, 2005 from A$419,708 for the year ended June 30, 2004, an increase of A$142,415, or 33.9%. The increase in corporate compliance expenses is attributable to additional Securities and Exchange Commission filing requirements following the filing of the registration statement in connection with the June 2004 private placement in the United States and additional listing fees. We anticipate that corporate compliance expenses for the 2006 fiscal year will be substantially similar to those for the 2005 fiscal year.

Foreign exchange losses

Foreign exchange losses increased to A$1,362,572 for the year ended June 30, 2005 from A$182,768 for the year ended June 30, 2004, an increase of A$1,179,804, or 645.5%. The increase in foreign exchange losses in the 2005 fiscal year is attributable to the significant increase in foreign currency funds because the funds that we received in connection with our June 2004 private placement in the United States were held in U.S. dollars.

Impairment of intangible assets

Impairment of intangible assets was A$10,388,339 for the year ended June 30, 2005. This was a one-off non-cash expense incurred as a result of the consolidated entity’s decision to impair the core intellectual property carrying value to nil recoverable amount based on expected future discounted cash flows. The impairment occurred following the announcement in April 2005 regarding the cessation of the PBT-1 clinical trial due to toxicity issues and the decision to continue research into PBT-2 as the lead compound. The core intellectual property related primarily to externally acquired patents for PBT-1.

Other expenses from ordinary activities

Other expenses from ordinary activities increased to A$1,402,210 for the year ended June 30, 2005 from A$758,772 for the year ended June 30, 2004, an increase of A$643,438, or 84.8%. The increase in expenses from ordinary activities is primarily due to an increase in office overheads of A$141,863 associated with the establishment of an office in the United States in August 2004 and the travel expenses between the United States and Australia of A$141,863 by the consolidated entity’s U.S. based director and Chief Executive Officer prior to his resignation in June 2005. Other expenses also increased due to the increased cost of insurance associated with clinical trials of A$40,530 and the increase in the cost of directors and officers insurance of A$96,304. We also incurred additional marketing costs of A$212,461 when consultants were engaged in the United States following the June 2004 private placement. Our office occupancy cost in Australia also increased by A$85,682.

Year ended June 30, 2004 compared to year ended June 30, 2003

Revenues from ordinary activities

Revenues from ordinary activities increased to A$2,321,227 for the year ended June 30, 2004 from A$1,816,478 for the year ended June 30, 2003, an increase of A$504,749, or 27.8%. Revenues in the year ended June 30, 2004 consisted of A$211,327 interest income, A$647,400 government grant income, and A$1,462,500 received under the licensing and research collaboration that we entered into with Schering A.G. and Neurosciences Victoria Ltd. in March 2003. Revenues in the year ended June 30, 2003 consisted of A$111,686 interest income, A$967,000 government grant income, A$231,304 reimbursements attributable to an agreement with the Bank of New York (under which 50% of the costs associated with the NASDAQ listing were reimbursed) and A$506,250 under our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. The increase in revenues is attributable to our collaboration with Schering A.G. and Neurosciences Victoria Ltd. which was in force during the entire 2004 fiscal year, as well as the increase in interest income arising primarily from the funds we received in June 2004 in connection with our US$20 million private placement.

Depreciation and amortization expenses

Depreciation and amortization expenses remained substantially consistent at A$1,195,006 for the year ended June 30, 2004 compared to A$1,185,973 for the year ended June 30, 2003.

Patents, research and development expenses

Patents, research and development expenses increased to A$5,232,581 for the year ended June 30, 2004 from A$1,861,295 for the year ended June 30, 2003, an increase of A$3,371,286, or 181.1%. The increase in expenses is attributable to expenses of A$1,873,125 incurred in connection with the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. and pre-clinical trial fees of A$1,984,181 in connection with the new government START grant that commenced in September 2003. See Item 5C. “Operating and Financial Review and Prospects - Research and Development, Patents and Licenses.”

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

Consulting fee expenses

Consulting fee expenses increased to A$1,706,809 for the year ended June 30, 2004 from A$567,730 for the year ended June 30, 2003, an increase of A$1,139,079, or 200.6%. The increase in consulting fee expenses was primarily due to a A$777,721 increase in fees paid (in cash, shares and options) to Professor Ashley Bush under his new contract (see Item B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources”) as well as an increase in directors’ fees. In the 2003 fiscal year we engaged the outside expertise of Mercer Human Resources to determine the appropriate level of compensation for directors. This resulted in an increase in directors’ fees of A$467,746 (consisting of part cash and 249,999 ordinary shares valued at A$120,000) during the year ended June 30, 2004 to bring the directors fees into line with industry standards. These increases are partially offset by a A$106,388 decrease in consulting fees paid to other various consultants in the year ended June 30, 2004, primarily due to a decrease in the activities of our Scientific Advisory Board and scientific commercial optimization group, the latter of which was disbanded in 2003 because it was not providing our company the advice it required, and in the 2003 fiscal year we received services from a number of one-off consultants that were no longer required in fiscal 2004.

Corporate compliance expenses

Corporate compliance expenses remained substantially consistent at A$419,708 for the year ended June 30, 2004 compared to A$395,604 for the year ended June 30, 2003.

Foreign exchange losses

Foreign exchange losses increased to A$182,768 for the year ended June 30, 2004 from A$12,481 for the year ended June 30, 2003, an increase of A$170,287, or 1,364.4%. The increase in foreign exchange losses in the 2004 fiscal year is attributable to the significant increase in foreign currency funds because the funds that we received in connection with our June 2004 private placement in the United States were held in U.S. dollars.

Other expenses from ordinary activities

Other expenses from ordinary activities remained substantially consistent at A$758,772 for the year ended June 30, 2004 compared to A$768,593 for the year ended June 30, 2003.

Inflation and Seasonality

Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

B. Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2005 our accumulated deficit totaled A$50,473,473. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

In March 2003, we completed the conversion of our 7,289,310 outstanding listed options into ordinary shares. As a result of the conversion, we received approximately A$3.5 million in net proceeds, which were added to our working capital.

In September 2003, we raised an additional approximately A$4.7 million, net of issuance costs, through a private placement of 7.1 million ordinary shares to institutional and accredited investors at a subscription price of A$0.70 per share.

In April 2004, we raised approximately US$20 million before issuance costs ($26.4 million net of issuance costs) in a private placement in the United States, which was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004. The private placement was for 4,000,000 ADRs to institutional and professional investors at a price of US$5.00 per ADR. The private placement also involved the acquisition by the investors of five-year warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR. Should these warrants be exercised in full, we would raise an additional US$24 million. To date, no warrants have been exercised.

In December 2004, we raised approximately A$4.7 million in net proceeds through the exercise of options to purchase 9,506,666 ordinary shares having an exercise price of A$0.50 per share.

We had A$21,453,304 of cash and cash equivalents at June 30, 2005, compared to A$29,580,398 at June 30, 2004.

Net cash used in operating activities was A$11,418,813, A$5,347,420 and A$3,590,613 during the years ended June 30, 2005, 2004 and 2003, respectively. Our payments to suppliers and employees during the years ended June 30, 2005, 2004 and 2003 were A$13,959,679, A$7,896,711 and A$5,271,577 respectively. The increase in payments from the year ended June 30, 2004 to the year ended June 30, 2005 was due to the acceleration of the research and development for our PBT-1 and PBT-2 product candidates. During the years ended June 30, 2005, 2004 and 2003, our payments to suppliers and employees were offset by government grants of A$532,283, A$909,946 and A$836,575, respectively, and interest income of A$883,583, A$176,845 and A$106,835, respectively. Additionally, during the years ended June 30, 2005, 2004 and 2003, our payments to suppliers and employers were further offset by A$1,125,000, A$1,462,500 and A$506,250, respectively, for research funding attributable to our collaboration with Schering A.G. and Neurosciences Victoria Ltd.

Net cash used in investing activities was A$50,466, A$134,362 and A$87,929 during the years ended June 30, 2005, 2004 and 2003 respectively. The higher expenditures in the 2004 fiscal year compared to other years is primarily the result of fit-out costs associated with the move to our new offices in Parkville, Victoria, Australia in 2004.

Net cash provided by financing activities was A$4,704,757, A$31,781,165 and A$3,569,792 during the years ended June 30, 2005, 2004 and 2003, respectively. Cash flows from financing activities during the year ended June 30, 2005 reflected the exercise of options into ordinary share capital. Cash flows from financing activities during the year ended June 30, 2004 reflected net proceeds of A$4,675,019 from a private placement in September 2003, net proceeds of A$26,352,147 from a private placement of our ADRs to institutional and professional investors in the United States in June 2004 and net proceeds of A$757,166 from the exercise of our publicly traded options. Cash flows from financing activities during the year ended June 30, 2003 reflected the exercise of options into ordinary share capital.

From inception to June 30, 2005, our capital expenditures have totaled A$556,989 (including A$200,000 of noncash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are being depreciated on a straight-line basis over the estimated useful lives of three to 14 years, with a net balance at June 30, 2005 of A$166,214. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

As of June 30, 2005, our principal commitments consisted of obligations under our agreements with Professor Ashley Bush and Mr. Geoffrey Kempler. Under the ten year contract we entered into with Professor Ashley Bush in January, 2004, effective as of February 1, 2003, we agreed to pay Professor Bush a consulting fee of US$100,000 per year increasing on the anniversary of the agreement by the U.S. consumer price index. We also agreed to issue to Professor Bush 1,650,000 ordinary shares (of which 825,000 were issued during the 2004 fiscal year and 825,000 were issued in August 2005) and to grant Professor Bush options to purchase 825,000 ordinary shares at an exercise price A$0.50 per share (of which options to purchase 412,000 ordinary shares were granted during the 2004 fiscal year and 413,000 were granted in August 2005). On June 15, 2005, we entered into an agreement with Geoffrey Kempler in connection with his appointment as our Chief Executive Officer. Under this contract, we agreed to pay Mr. Kempler A$367,000 per annum plus superannuation, a A$100,000 bonus upon satisfactory completion of a successful Phase I trial for PBT-2 and an additional A$100,000 upon satisfactory completion of a proof of study concept study for PBT-2. Under the agreement with Mr. Kempler, we are required to continue to remunerate him in accordance with its terms until June 1, 2010 if he terminates the contract for good reason or the consolidated entity terminates it without cause.

On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT-1. Pursuant to the settlement agreement, all patent oppositions in Europe and Australia were withdrawn and the law suits then pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece have been dismissed. Under the settlement agreement, we and P.N.G. agreed to recognize the rights of each other to develop clioquinol in our respective territories. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and selected uses of clioquinol in Japan, while P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories. Under the settlement agreement, we issued 1,350,000 of our ordinary shares to P.N.G., which are being held in escrow for 12 months, and made a payment of US$150,000 to P.N.G. Such settlement in the total value of A$971,764 was expensed in fiscal year 2004 (see Note 9 to the financial statements). Under the settlement agreement we also agreed to pay a sales royalty to P.N.G. on sales of PBT-1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT-1 in the other territories. In April 2005, we announced to the market our decision not to proceed with supporting the initiation of the PLACQUE study evaluating PBT-1.

We also have a commitment under a three year lease for our principal office that we moved to in June 2004. The total lease commitment over the three year period is A$306,781.

We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, interest income and potential option exercises will be sufficient to support our current operating plan to November 30, 2006; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:

•	costs and timing of obtaining regulatory approvals;

•	the costs and timing of obtaining, enforcing and defending our patent and intellectual property;

•	the progress and success of pre-clinical and clinical trials of our product candidates; and

•	the progress and number of our research programs in development.

In March 2005, we commenced a series of Phase I clinical trials for our current principal product candidate PBT-2 at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the Phase I trial for PBT-2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT-2. Data from the study shows that PBT-2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT-2 and those receiving the placebo. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased predictably and in a linear manner, both of which are strong characteristics for a central nervous system drug. Concurrent findings in a pre-clinical mouse model indicate that PBT-2 passes into the brain of mice with more extensively than its predecessor, PBT-1. We have also completed three out of four stages of a second Phase I multi-dose escalation safety clinical trial of PBT-2 in elderly, healthy, male and female volunteers. We anticipate completing the final dosing stage in December 2005. In addition, the preclinical toxicology studies and GMP manufacturing development required for Phase II and Phase III clinical studies of PBT-2 are concurrently underway. We anticipate that expenditures for the Phase I program for PBT-2 will amount to A$700,000, however such expenditures may adjust due to numerous factors. For information on such factors, see Item 5.C. "Operating and Financial Review and Prospects - Research and Development, Patents and Licenses." We expect to fund such expenditures from our working capital.

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

C. Research and Development, Patents and Licenses

Our primary activity since incorporation in 1997 has been the acquisition and development of patents as well as research and development of our core technology. Research and development expenses amounted to A$7,687,596, A$5,232,581 and A$1,717,770 during the years ended June 30, 2005, 2004 and 2003, respectively. In addition to these expenses, A$143,525 was spent in relation to patent costs during the year ended June 30, 2003. We did not incur any costs classified as patent costs during the years ended June 30, 2005 or 2004. Costs associated with patent applications and defense of patent applications are classified as legal expenses.

Our patents, research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research agreements. Research and development expenses also include costs associated with the acquisition and development of patents subsequent to December 1999. We do not maintain accounting systems to accurately track research and development costs on an individual project basis because a significant portion of our historic research and development expenses benefited our two major research and development projects, and therefore were not tracked individually by project; rather, we tracked these costs by the type of costs incurred. Such costs are charged to operations as incurred. See Note 1(e) to the financial statements.

The development of a clinical compound includes a number of steps and phases, including pre-clinical and clinical testing. Despite best efforts to plan and manage research and development, the actual timing and cost for completion of each step involved in the development of a clinical compound depends on many factors. The decision to proceed to the next step of a multi-stage development program is based on the outcome of multiple variables of any current stage and previous stages (including tolerability, specific toxicities, overall safety, pharmacokinetics and efficacy) and may be influenced by outside factors (including the competitive commercial environment and regulatory environment).  Government or regulatory authorities, clinicians and other experts may, following their review of the results of a previous step, require that an initial development program be included or revised in order to strengthen the safety, efficacy and/or commercial understanding and potential of the compound, which could result in changes in the cost, duration, prioritization and even outcome of a development program.  Furthermore, the required duration of treatment in clinical trials has an impact on the duration of a development program for a therapeutic agent and can vary considerably, from less than a month (for example, antibiotics) to several years (for example, treatments requiring long-term outcome measures).  An appropriate duration of treatment in clinical trials with our MPACs is yet to be confirmed and will depend on future clinical results, as well as discussions with regulatory authorities.  Once the duration of such treatment has been determined, the question whether the development stages must be undertaken sequentially or may be undertaken in parallel can be addressed.  Due to the numerous variables and the uncertain nature of the development of a clinical compound, we are not able to reasonably estimate the nature, timing and costs of the future expenditures necessary to complete our research and development projects, the anticipated completion dates of each project, and when material net cash flows from our research and development programs will commence.

In March 2003, we announced our first major licensing and research collaboration with Schering A.G., a major international pharmaceutical company, and Neurosciences Victoria Ltd. Under this collaboration, we, through our contractor the University of Melbourne, undertook specific research and development projects, and Schering A.G. funded up to A$2.7 million of our research and development costs over the life of the projects and agreed to pay additional milestone payments and royalties from discoveries. Despite the arrangement between the parties, the early results of the research and development did not support the continuation of the collaboration past June 30, 2005. As a result, the parties concluded this collaboration as of June 30, 2005. See Item 4A. “Information on the Company - History and Development of the Company.”

We have also identified and filed an international patent application directed to a novel target for an Alzheimer's disease vaccine. The Commonwealth Government of Australia provided us with a A$227,252 BIF grant for the initial proof of concept stage of this research. The research under this BIF grant finished at the end of January 2005 following the completion of certain project milestones stipulated in the grant, demonstrating that a mouse could generate antibodies that preferentially recognize dimerized βAmyloid.  We are currently negotiating a contractual agreement with Prima to undertake the characterization and scale-up of prospective antibody candidates that were identified during the initial proof of concept stage for testing in future passive vaccine trials in Alzheimer's disease model mice. We will be utilizing the resources of Prima, the Austin Research Institute, the University of Melbourne and the Mental Health Research Institute to pursue this therapeutic approach. The research will assess the ability of the immune system to selectively produce specific antibodies which target the “toxic linked” forms of beta amyloid associated with the pathology of Alzheimer’s disease, as an effective treatment for the disease.

We announced on July 26, 2001 that we were granted a START grant from the Australian IR&D Board in the amount of A$1.74 million to expand our core intellectual property for drug treatment of neuro-degenerative diseases. Under the terms of the grant we received A$1.4 million during the three year period commencing January 1, 2001, for up to 50% of the project costs related to our development of a treatment for Alzheimer’s disease. The grant was payable on the achievement of each of six milestones and we received the final payment under the START grant in October 2003.

We announced on February 18, 2004 that we were granted a second START grant from the Australian IR&D Board in the amount of A$1.35 million to take our second generation drug candidate for Alzheimer’s disease, PBT-2, through safety testing and Phase I clinical trials. Under the terms of the grant we are to receive A$1.35 million during the two-year period commencing September 1, 2003, for up to 50% of the project costs related to the toxicology testing program and early human trials. The second START grant completed advance toxicology in December 2004, commenced Phase I clinical trials in March 2005 and is expected to conclude the Phase I trials in December 2005. At June 30, 2005, we had claimed A$1.07 million under this grant. The quarterly report for the period ending September 2005 is yet to be filed.

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

Under the terms of a research funding and intellectual property assignment agreement dated December 1, 2000 between us and the University of Melbourne, we were required to pay the University for research projects an agreed minimum of A$297,000 (inclusive of goods and services tax), each year for a period of three years from December 1, 2000. Since the expiration of this agreement, the parties have entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced from the natural expiry of the previous agreement and expires in December 2006. The agreement provides for an annual determination of the research budget. During the period from July 2004 to June 2005, we provided A$600,000 (exclusive of goods and service tax) to the University of Melbourne. We also provided the University of Melbourne an additional A$1,012,500 during the 2005 fiscal year in research funding in connection with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd.

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

Under the terms of a license agreement between us and The General Hospital Corporation of Massachusetts, or GHC, we were required to pay GHC a total of US$166,590 for the 30 month period beginning January 1, 2001 and US$182,000 for a period of 30 months from August 1, 2001 for the right to use the results of research under a license for certain patent rights. These obligations have subsequently been satisfied.

On January 1, 2001, we entered into another license agreement with GHC, whereby we obtained an exclusive license with respect to certain patents and permits us to sublicense the patent rights to others. The agreement also provides us with the non-exclusive right to use materials, substances and information that were used by GHC in research sponsored by us. In consideration of the license, we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us. We are also required to pay certain milestone payments upon submission of a registered dossier to a registration authority in the United States or Europe and first product approval in the United States or Europe, to be reduced from the royalties. In addition, we are obligated to pay GHC 1.5% of any and all non-royalty payments, including license fees, received from our affiliates. On March 15, 2004, the exclusive license was amended so that we are required to pay GHC the royalties payable to it for any future exploitation of rights to certain U.S. patents relating to PBT-1 regardless of the inventorship determination, as required under the settlement agreement among us, P.N.G. and GHC.

Under the terms of a strategic alliance agreement that we entered into with Kendle Pty Ltd., or Kendle, on January 6, 2004, Kendle provides us with consultancy services in relation to the coordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at an hourly rate ranging from A$70 to A$210 an hour, depending on the seniority of the consultant. For the years ended June 30, 2005, 2004 and 2003, fees earned by Kendle amounted to A$1,107,266, A$379,045 and A$475,289 respectively. These fees are included in our statements of financial performance as Patents, research and development expense. Dr. George Mihaly, a director of our company, served as a director of Kendle, formerly known as Synermedica Pty Ltd., until December 2004.

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations and commercial commitments as of June 30, 2005 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years		3-5 years	more than 5 years
Operating lease obligations	A$ 204,257	A$106,569	$	A97,688	A$ --	A$ --
Purchase obligations *	3,139,305	685,128		1,606,481	$635,191	212,505

Total	A$3,343,562	A$791,697		A$1,704,1,69	A$635,191	A$212,505

* Includes obligations under our contracts with Professor Ashley Bush and Mr. Geoffrey Kempler. See Item B. "Liquidity and Capital Resources" and Note 14 to the financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	50	Chairman of the Board of Directors and Chief Executive Officer
Ross Thomas Murdoch	40	President and Chief Operating Officer
Richard Revelins	43	Chief Financial Officer and Secretary
Dianne Angus	45	Senior Vice President of Business Development, Intellectual Property and Research
Peter Marks	50	Director
Colin L. Masters	58	Director
Brian D. Meltzer	52	Director
George W. Mihaly	52	Director

Geoffrey Paul Kempler has served as Chairman of our Board of Directors since November 1997, and between November 1997 and August 2004, served as our Chief Executive Officer. He again assumed the position of Chief Executive Officer in June 2005. Mr. Kempler is one of the founders of our company and has been primarily responsible for the successful negotiation of our company’s existing contractual relationships with Massachusetts General Hospital, the University of Melbourne and the Biomolecular Research Institute. Mr. Kempler is a qualified psychologist and the major shareholder of Aroma Science Pty Ltd., which holds the Australian distribution and marketing rights to the Aveda range of products. Mr. Kempler, who has extensive experience in investment and business development, has managed our operations to date and has been responsible for the implementation of our strategic plan and the commercialization of our technology. Mr. Kempler has a B.Sc degree in science from Monash University and Grad. Dip. App. Soc. Psych. degree from Swinburne University.

Dr. Ross Thomas Murdoch has served as Chief Operating Officer and Head of Research and Development of our company since July 2002 and was appointed President of our company in July 2004. Dr. Murdoch has almost 17 years of experience in the local and international pharmaceutical industry and has accumulated extensive experience in all the scientific, operational and commercial aspects of drug research and development. Prior to joining our company and since February 2001, Dr. Murdoch served as chief executive officer and chief scientific officer of Kinacia Pty Ltd, an Australian-based pharmaceutical company. Previously and from June 1998, Dr. Murdoch was employed by Astra Merck and after its merger with Zeneca, he served as global head of clinical project management for AstraZeneca. From 1990 to May 1998, Dr. Murdoch was employed by SmithKline Beecham, where he managed its Australian research program until his transfer to SmithKline Beecham in the United States in 1995, where he became a director in global project management, leading drug development in the cardiovascular, pulmonary and metabolism therapeutic areas. Dr. Murdoch has a B.Sc degree with honors from Monash University, a PhD in Pharmacology from the University of Melbourne, a postgraduate certificate in health economics from the Monash University Business School, and is a graduate of the Australian Institute of Company Directors.

Richard Revelins has served as our Company Secretary since February 2000 and was appointed Chief Financial Officer of our company in June 2004. Mr. Revelins is an executive director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr. Revelins has held senior positions in international merchant banks and is currently a director of a number of companies listed on the Australian Stock Exchange, including Atlas Gold Limited, Gaming and Entertainment Group Limited, Yamarna Goldfields Limited and Cangold Inc., a company listed on the Canadian Venture Exchange. Mr. Revelins serves as our Chief Financial Officer on a part-time basis and devotes approximately one to two work days a week to such position.

Dianne Angus has served as Vice President of Intellectual Property and Licensing of our company since August 2002 and was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004. From 1992 to 2000, Ms. Angus managed the intellectual property, licensing and biotechnology product development interests of two Australian companies, AMRAD Corporation Limited and Florigene Limited. From June 2000 to August 2002, Ms. Angus was a Director of Dianne Angus and Associates Pty Ltd. providing strategic business development and intellectual property services to the biotech sector. Ms. Angus has worked in the commercial biotechnology sector for 13 years, directing technology evaluation and acquisition and product licensing. During such time, Ms. Angus has managed large and diverse intellectual property portfolios, conducting global patent and trademark prosecution, contract rights and enforcement. Ms. Angus has also negotiated many commercial licenses, research and product development agreements ranging from major entities such as Novartis, Monsanto, Suntory, Du Pont to numerous Australian, Japanese and American research institutes. Ms. Angus has undertaken due diligence assessments on several Australian biotechnology companies for investment brokers. Ms. Angus has a Bachelor of Science (Education) and a Bachelor of Science (Honour’s) degree from the University of Melbourne, a Masters degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from the University of Melbourne, a Diploma in Intellectual Property Practice from the Institute of Patent and Trade Mark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney.

Peter Marks was appointed by our Board of Directors as a director of our company to fill a casual vacancy in July 2005 and was elected by our shareholders as a director of our company in November 2005. Since late 2001, Mr. Marks has served as Executive Chairman of Premier Bionics Ltd., an investment company focused on investing in later stage Australian-based research and development projects that demonstrate strong commercial potential. From July 1985 until July 1988, Mr. Marks served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd. and from December 1990 until December 1991, Burdett Buckeridge & Young Ltd. in their Melbourne offices. In his roles with these various financial institutions, he was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the Australian Stock Exchange and was a founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. Mr. Marks holds a Bachelor of Economics, Bachelor of Law and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh. Mr. Marks is also a member of our Audit Committee.

Professor Colin Louis Masters has served as a director of our company since December 1999. Professor Masters graduated with a degree in Medicine from the University of Western Australia in 1970. Since such time, Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer's disease research and is currently a Professor and Head of the Department of Pathology at the University of Melbourne. Professor Masters is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital. Professor Masters chairs our Scientific Advisory Board and is primarily responsible for the implementation of the research strategy of our company. Professor Masters has a B.Med.Sci. degree with Honours, an M.B., B.S., M.D., F.R.C. Path (U.K.) degree and F.R.C. Path (Aust), F.A.A. degree, all from the University of Western Australia.

Brian Derek Meltzer has served as a director of our company since December 1999. Mr. Meltzer is a merchant banker with the international investment bank Babcock & Brown. He has 20 years experience in finance, including 12 years at AIDC Ltd where he was Non-Executive Director of Investment Advisory Services. He is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr. Meltzer is a non-executive director on the boards of a number of private companies. He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). Mr. Meltzer is Chairman of our Audit Committee, Remuneration Committee and Nomination Committee. Mr. Meltzer has B. Com. and MEc. degrees from the University of Auckland and Monash University, respectively.

Dr. George William Mihaly has served as director of our company since December 1999. Dr. Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd., or Synermedica, one of Australia’s leading independent consultant research organizations, or CRO, to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd.) until December 2004. Over the course of the last 23 years in academia and industry, Dr. Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials. Dr. Mihaly has B.Pharm., M.Sc. and Ph.D. degrees and is a fellow of the Australian Institute of Company Directors. Dr. Mihaly is a member of our Audit Committee, Remuneration Committee and Nomination Committee.

In June 2005, Dr. Jonas Alsenas resigned as our Chief Executive Officer and director.

B. Compensation

The following table sets forth all compensation we paid to each of our directors and with respect to all of our directors and executive officers as a group for the year ended June 30, 2005:

	Salaries, fees, commissions and bonuses	Pension, retirement and other similar benefits
Jonas Alsenas(1)	A$1,779,526	A$432,266
Geoffrey P. Kempler	A$311,759	A$26,220
Colin L. Masters	A$115,000	--
Brian D. Meltzer	A$104,869	--
George W. Mihaly	A$129,869	--
All directors and officers as a group, consisting of seven persons at June 30, 2005(1)	A$3,068,693(1)	A$499,436(1)

(1) On June 15, 2005, Jonas Alsenas resigned as our Chief Executive Officer and director. The table sets forth compensation we paid to Jonas Alsenas, prior to his resignation, during the year ended June 30, 2005 and such compensation is included in the compensation we paid to all of our directors and executive officers as a group for the year ended June 30, 2005.

In accordance with the approval of our shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000. Our shareholders further authorized us at our 2004 annual general meeting of shareholders to pay to each of our non-employee directors an annual base fee for director services in an aggregate amount of A$40,000, by way of issuance of 83,333 of our ordinary shares to each director. The number of shares issued was calculated based on a price per ordinary share equal to the lesser of: 80% of the average market price for our ordinary shares calculated over the five days prior to the our 2004 annual general meeting of shareholders, or 80% of the average closing price for our ordinary shares calculated over the six months prior to our 2004 annual general meeting of shareholders. These shares were issued under and pursuant to the terms of our 2004 Employees’, Directors’& Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

As of June 30, 2005, our directors and executive officers as a group, then consisting of seven persons, held options to purchase an aggregate 2,100,000 of our ordinary shares. Of such options, options to purchase 1,600,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. These options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. These options may not be exercised until December 17, 2005 (12 months from the date of grant). The ordinary shares issued upon exercise of these options may not be disposed of without the prior consent of our Board of Directors. The remaining options to purchase 500,000 ordinary shares are exercisable for A$0.50 on or before December 17, 2007. All of the foregoing options were granted during the 2005 fiscal year under our 2004 Employees’, Directors’& Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

C. Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. Our Board of Directors’ responsibilities are divided into operating activities, financial and capital markets activities and scientific activities. The Chairman of our Board of Directors, currently Mr. Geoffrey Kempler, is responsible for the management of the Board of Directors and its functions.

Non-Executive and Independent Directors

Our Board of Directors currently has five directors, of which three are non-executive directors under Australian law.

In addition, in general, under NASDAQ Marketplace Rules promulgated pursuant to the Sarbanes-Oxley Act of 2002, as of July 31, 2005, a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. However, under a recent amendment to the NASDAQ Marketplace Rules, foreign private issuers, such as our company, may follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that to the extent that the issuer's corporate governance practices is not in accordance with NASDAQ Marketplace Rules, it follows home country law and practice. On March 30, 2005, we provided NASDAQ with a notice of non-compliance with respect to the NASDAQ requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules, and the requirement that audit committee members meet the independence standard of NASDAQ. Instead, we follow Australian law and practice which does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. We currently comply with the foregoing recommendations of the ASX Best Practice Guidance. In addition, in accordance with the rules of the Securities and Exchange Commission, we have the mandated three independent directors, as defined by such rules, on our Audit Committee. See below in this Item 6C. "Directors, Senior Management and Employees - Board Practices - NASDAQ Marketplace Rules and Home Country Practices."

Our Board of Directors has determined that each of Messrs. Brian Meltzer, George Mihaly and Peter Marks qualifies as an independent director under the ASX, NASDAQ Stock Market and Securities and Exchange Commission requirements.

Term of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Under Australian law, directors who have reached the age of 72 must stand for re-election annually. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Dr. Masters must retire and may stand for re-election at our 2006 annual general meeting of shareholders. Messrs. Meltzer, Mihaly and Marks, must retire and may stand for re-election at our 2008 annual general meeting of shareholders. In light of the one-third director rotation requirement, one of our directors (not including our Managing Director) will be required to retire at our 2007 annual general meeting of shareholders.

Directors’ Service Contracts

We do not have any service contracts with our directors, other than the agreement that we entered into with Mr. Kempler, the Chairman of our Board of Directors, in connection with his appointment as our Chief Executive Officer. Our directors are not entitled to any benefits upon termination of their service as our directors.

On June 15, 2005, we entered into an employment agreement with Mr. Geoffrey Kempler, under which Mr. Kempler agreed to serve as our Chief Executive Officer. We agreed to provide Mr. Kempler the following payments and benefits: (i) base annual salary of A$367,000 per year (which may be increased at the discretion of the Board of Directors); (ii) bonus of A$100,000 for achievement of the satisfactory completion of a successful Phase One trial within the time frame specified by our company's strategic plan determined by our Board of Directors and a further A$100,000 bonus for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage. Should the agreement terminate due to death or disability, we shall pay a pro-rata bonus; (iii) subject to shareholder approval and within 30 days thereof, we have the option to grant options, exercisable for nil consideration, for a number of ordinary shares to be determined by the Remuneration Committee based upon Mr. Kempler’s performance in the future. The options will vest over a period of four years, in four equal installments, at the end of each of the four years from the date of grant. The options will expire at the end of the eight years from the date of grant. These options may not be exercised until or unless the price of our ordinary shares has achieved and maintained a minimum value of $1.00 for five consecutive trading days. Mr. Kempler will not be entitled to sell any of the shares issued upon exercise of the options unless he has the prior consent of the Board of Directors; (iv) up to 20 days vacation a year. Vacation days that are not used in any calendar year will be carried over for use in the following year to a maximum carry-over of two years; and (v) reimbursement of reasonable business expenses incurred in the performance of his duties. Mr. Kempler is entitled to participate in the employee benefits established by our company, as applicable to executives, including, without limitation, a Section 401(k) retirement plan, health, dental, life insurance and short and long term disability plans.

In the event of termination of Mr. Kempler’s employment:

•
By our company without cause (as defined in the agreement) or by Mr. Kempler with good reason (as defined in the agreement), Mr. Kempler shall be entitled to: (i) the sums he would have been entitled to receive had he continued to provide services under the agreement until June 1, 2010, notwithstanding that such services will not be required to be provided within 90 days of the termination date; (ii) business expenses that have not been reimbursed and accrued, unused vacation days; and (iii) the acceleration of the vesting of any unvested options to purchase ordinary shares which may be purchased during the remainder of the exercise period by such options.

•
By our company with cause (as defined in the agreement) or by Mr. Kempler without good reason (as defined in the agreement), Mr. Kempler's bonus compensation will be pro-rated if the termination occurs in the first year and he will be entitled to business expenses that have not been reimbursed and accrued and unused vacation days. He will only be permitted to exercise unvested options to purchase shares that had been grated to him prior to the employment agreement.

•
Due to death or disability (as defined in the agreement), we shall pay Mr. Kempler or his estate, as applicable, all accrued base salary, pro-rata bonus, business expenses that have not been reimbursed and accrued, unused vacation days (and in the case of disability, less such amounts under any disability policy maintained by our company).

•	Mr. Kempler or his estate, as applicable, will be entitled to exercise vested options for ordinary shares.

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

•
incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company provided that the liability does not arise out of a conduct involving a willful breach of duty in relation to our company or a subsidiary of our company; or

•	for costs and expenses incurred by that person defending proceedings, whatever their outcome.

We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

Committees of the Board of Directors

Our Board of Directors has established the following committees:

Audit Committee. Our Audit Committee, which was established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the Securities and Exchange Commission. Our Audit Committee is currently composed of Messrs. Peter Marks, Brian Meltzer and George Mihaly. Messrs. Marks, Meltzer and Mihaly also qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and ASX Rules. See above in this Item 6C. “Directors, Senior Management and Employees - Board Practices - Non-Executive and Independent Directors.” Our Board of Directors has determined that Mr. Brian Meltzer qualifies as a financial expert. The audit committee meets at least four times per year.

Remuneration Committee. In the first quarter of 2005, our Board of Directors appointed a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing, the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADR option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADR option plans and any other employee benefit plans. Messrs. Mihaly and Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an "independent director" within the meaning of NASDAQ Marketplace Rules.

Nominations Committee. In July, 2005, our Board of Directors appointed a Nominations Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nominations Committee is responsible for identifying and recommending to the Board of Directors director nominees for election at the annual meetings of shareholders, as well as candidates to fill any vacancies on the Board of Directors or as an addition to existing directors. Messrs. Mihaly and Meltzer are the current members of the Nominations Committee, each of whom qualifies as an "independent director" within the meaning of NASDAQ Marketplace Rules.

Scientific Advisory Board. Our Scientific Advisory Board oversees and administers our research activities. Our company’s Scientific Advisory Board is comprised of a number of the leading scientists in the field of age-related degenerative disorders. Professor Colin Masters is the Chairman of our Scientific Advisory Board. The current members of our Scientific Advisory Board are as follows:

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

NASDAQ Marketplace Rules and Home Country Practices

NASDAQ Marketplace Rule 4350, or Rule 4350, was recently amended to permit foreign private issuers, such as our company, to follow certain home country corporate governance practices without the need to seek individual exemptions from NASDAQ. Instead, a foreign private issuer must provide NASDAQ with a letter from outside counsel in its home country certifying that to the extent that the issuer does not comply with Rule 4350 it complies with its home country law and practice. On March 30, 2005, we provided NASDAQ with a notice that we do not comply with the following requirements of Rule 4350, and instead follow Australian law and practice in respect of such requirements:

•
The requirement to maintain a majority of independent directors, as defined under the NASDAQ Marketplace Rules. Instead, we follow Australian law and practice which does not require a company to appoint a certain number of independent directors to its board of directors. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors.

•
The requirement that audit committee members meet the independence standard of the NASDAQ Marketplace Rules. Instead, we follow Australian law and practice which does not require a company to appoint a certain number of independent directors to its audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that the audit committee of an ASX-listed company be comprised of independent directors, within the meaning of the rules of the ASX.

We currently comply with the foregoing recommendations of the ASX Best Practice Guidance. In addition, in accordance with the rules of the Securities and Exchange Commission, we have the mandated three independent directors, as defined by such rules, on our Audit Committee.

D. Employees

At June 30, 2005, we had 17 employees. Of such employees, seven persons were employed in research and development, eight persons in management and administration and two persons in operations.

At June 30, 2004, we had 12 employees. Of such employees, five persons were employed in research and development, five persons in management and administration and two persons in operations.

At June 30, 2003, we had eight employees. Of such employees, three persons were employed in research and development, three persons in management and administration and two persons in operations.

As of June 30, 2005, except for one employee located in the United States, all of our employees were located in Australia. During the fiscal years ended June 30, 2004 and 2003 all of our employees were located in Australia.

Australian labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents.

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of December 15, 2005 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Geoffrey P. Kempler	18,055,000	(3)(4)	14.09%
Richard Revelins437437	542,808	(5)(6)	*
Ross T. Murdoch437437	50,000	(7)	*
Dianne Angus	-		*
Peter Marks	43,111	(8)	*
Colin L. Masters	184,666	(9)	*
Brian D. Meltzer	626,666	(10)(11)	*
George W. Mihaly	526,666	(12)(13)	*
All directors and executive officers as a group (seven persons)	20,028,917	(14)	15.63%

*	Less than 1%

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

(2)	The percentages shown are based on 128,144,260 ordinary shares issued and outstanding as of December 15, 2005.

(3)
Of such shares, 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

(4)
Includes 1,000,000 ordinary shares issuable upon the exercise of options, exercisable for nil consideration on or before June 30, 2010. These options may not be exercised until December 17, 2005 and thereafter, only if the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(5)	Of such shares, 42,808 are held by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

(6)	Includes options to purchase 500,000 ordinary shares exercisable at A$0.50 on or before December 17, 2007, held by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

(7)	Of such shares, 50,000 ordinary shares are held by Angela Murdoch, Dr Murdochs’ wife.

(8)
Of such shares, 43,111 ordinary shares are held by Lampam Pty Ltd., an Australian corporation owned by Mr. Marks. Does not include options to purchase 300,000 ordinary shares at nil consideration on or before June 30, 2010 that have been approved for grant by our shareholders but have not yet been granted.

(9)
Of such shares, 166,666 ordinary shares are held directly by Dr. Masters, 16,000 ordinary shares are held by Helen Masters, Dr. Masters’ wife, 1,000 ordinary shares are held by Seth Masters, Dr. Masters’ son, and 1,000 ordinary shares are held by Kate Masters, Dr. Masters’ daughter. Does not include options to purchase 1,000,000 ordinary shares at nil consideration on or before June 30, 2010 that have been approved for grant by our shareholders but have not yet been granted.

(10)	Of such shares, 326,666 ordinary shares are held by Navon Pty Ltd., an Australian corporation owned by Mr. Meltzer.

(11)
Includes 300,000 ordinary shares issuable upon the exercise of options, exercisable for nil consideration on or before June 30, 2010. These options may not be exercised until December 17, 2005 and thereafter, only if the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(12)
Of such shares 166,666 ordinary shares are held directly by Mr. Mihaly, 4,000 ordinary shares are held by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons, and 52,000 ordinary shares are held of record by Waide Pty Ltd., an Australian corporation owned by Mr. Mihaly.

(13)
Includes 300,000 ordinary shares issuable upon the exercise of options, exercisable for nil consideration on or before June 30, 2010. These options may not be exercised until December 17, 2005 and thereafter, only if the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(14)
Does not include options to purchase an aggregate 1,300,000 ordinary shares at nil consideration on or before June 30, 2010 that have been approved by our shareholders for grant to Messrs. Marks and Masters but have not yet been granted.

Stock Option Plans

Employee and Consultants Option Plan 2000

In November 2000, we adopted our Employee and Consultants Option Plan 2000, or the 2000 Plan. The 2000 Plan is designed to reward executives, employees and consultants for their contributions to our company and to provide a method of retaining key personnel for the growth and development of our intellectual property rights. Under the 2000 Plan, the number of ordinary shares issuable upon exercise of options granted under the 2000 Plan from time to time, that have not expired and have not been exercised, may not exceed 3,000,000. Options granted under the 2000 Plan were exercisable (irrespective of the date of grant) at any time from 12 months after the date of grant until June 30, 2005, at an exercise price of A$0.50 per share.  The options cannot be transferred and will not be quoted on the ASX.

During the 2005 fiscal year, no options were granted or exercised under the 2000 Plan. On June 30, 2005, all outstanding options granted under the 2000 Plan expired. We do not intend to grant any further options under the 2000 Plan.

2004 Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (the “2004 ASX Plan”) and the 2004 American Depository Share (ADS) Option Plan (the “2004 ADS Plan”; and together with the 2004 ASX Plan, the “2004 Plans”). Under the 2004 ASX Plan we may issue ordinary shares traded on the ASX, and under the 2004 ADS Plan we may issue American Depository Shares (“ADSs”) reported on the NASDAQ Capital Market. We were initially authorized to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. In November 2005, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 10,000,000 ordinary shares (or ADSs representing 10,000,000 ordinary shares), so that we may issue under the 2004 Plans up to an aggregate 22,000,000 ordinary shares or ADSs representing 22,000,000 ordinary shares. Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval. As of June 30, 2005, an aggregate 6,928,439 ordinary shares had been issued, or were issuable under options granted, under the 2004 Plans, and 5,071,561 ordinary shares were available for future issuances or grants under the 2004 Plans (prior to the November 2005 increase in the maximum number of ordinary shares issuable under the 2004 Plans).

2004 ADS Plan. The purpose of the 2004 ADS Plan is to promote the interests of our company and its non-Australian based employees, officers, consultants, independent contractors and directors. Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of our company and its subsidiaries (including, without limitation, officers and directors who are also employees of our company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of the Company and its subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs, with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds US$100,000, such option shall be treated as a non-qualified stock option.

Under the 2004 ADS Plan, we may grant to employees, officers, consultants, independent contractors and directors of our company or any of its subsidiaries, from time to time, options to purchase up to an aggregate 1,200,000 ADSs (representing 12,000,000 of our ordinary shares). The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs (representing 5,000,000 of our ordinary shares). ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2004 ADS Plan.

The 2004 ADS Plan is administered by our Remuneration Committee. Subject to Board approval where required by applicable law, the Remuneration Committee has authority, in its sole discretion, to grant options under the 2004 ADS Plan, to interpret the provisions of the 2004 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ADS Plan or any options granted thereunder as it may deem necessary or advisable, subject to any other approval if required by applicable law. All decisions made by the Remuneration Committee pursuant to the provisions of the 2004 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2004 ADS Plan are determined by the Remuneration Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between our company and the optionee, subject to the terms of the 2004 ADS Plan. The exercise price per each ADS will be determined by the Remuneration Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2004 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Remuneration Committee in an option agreement.

Options granted under the 2004 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative.

As of June 30, 2005, options to purchase 3,800,000 ordinary shares (or 380,000 ADRs) had been issued under the ADS Plan, at an exercise price of US$0.50 per share (or US$5.00 per ADR). No options granted under the ADS Plan have been exercised to date.

2004 ASX Plan. The purpose of the 2004 ASX Plan ("2004 ASX Plan") is to promote the interest of our company and the interest of the employees, directors and consultants of our company and its subsidiaries. Under the 2004 ASX Plan, we may issue to employees, directors and consultants of our company and its subsidiaries, from time to time, up to an aggregate 12,000,000 ordinary shares, either by issuance of ordinary shares or under options to purchase ordinary shares granted under the 2004 ASX Plan.

The 2004 ASX Plan is administered by the Remuneration Committee. Subject to Board approval where required by applicable law, the Remuneration Committee has the authority, in its sole discretion, to grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable, subject to any other approval if required by applicable law. All decisions made by the Remuneration Committee pursuant to the provisions of the 2004 ASX Plan will be final, conclusive and binding on all persons.

The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Remuneration Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from our company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Remuneration Committee, however no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Remuneration Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Remuneration Committee.

As of June 30, 2005, 428,439 ordinary shares had been issued under the ASX Plan. In addition, as of June 30, 2005, options to purchase 1,100,000 ordinary shares having an exercise price of A$0.50 per share and options to purchase 1,600,000 ordinary shares having an exercise price of nil per share had been granted under the ASX Plan. No options granted under the ASX Plan have been exercised to date.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information, as of December 15, 2005, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares. The voting rights of our major shareholders do not differ from the voting rights of other holders of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Geoffrey P. Kempler	18,055,000	(3)(4)	14.09%
Jagen Nominees Pty Ltd.	14,008,500	(5)	10.93%

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

(2)	The percentages shown are based on 128,144,260 ordinary shares issued and outstanding as of December 15, 2005.

(3)
Of such shares, 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

(4)
Includes 1,000,000 ordinary shares issuable upon the exercise of options, exercisable for nil consideration on or before June 30, 2010. These options may not be exercised until December 17, 2005 and thereafter, only if the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(5)	Mr. Boris Liberman is the sole owner of Jagen Nominees Pty Ltd. and may be deemed to hold the voting and investment powers for the ordinary shares held by Jagen Nominees Pty Ltd.

Significant Changes in the Ownership of Major Shareholders

In June 2004, we completed a private placement of four million ADRs and five-year warrants to purchase an additional three million ADRs to institutional and professional investors, as a result of which the ownership interest of our major shareholders at such time was diluted. Fifteen of the investors, who appointed OrbiMed Advisors LLC as their nominee, acquired 800,000 ADRs (representing 8,000,000 ordinary shares) and currently exercisable five-year warrants to purchase 600,000 ADRs (representing 6,000,000 ordinary shares) at an exercise price of US$8.00 per ADR. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.” During the period of April 11, 2005 through April 13, 2005, OrbiMed Advisors LLC sold the 800,000 ADRs (representing 8,000,000 ordinary shares) that it held of record.

Record Holders

As of December 16, 2005, there were 2,059 holders of record of our ordinary shares, of which six record holders, holding approximately 0.242% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADRs that are held of record by ANZ Nominees Ltd., which held 46.21% of our ordinary shares as of such date.

B. Related Party Transactions

Dr. Mihaly served as a director of Kendle, formerly known as Synermedica Pty Ltd., until December 2004. Kendle provides analysis and review of the commercialization of our technology, intellectual property management and clinical trial management and monitoring. An ongoing agreement at normal commercial rates that is terminable at will exists between us and Kendle, with costs incurred on a daily basis. During fiscal 2005, we paid Kendle A$577,757 for services it provided to us until December 31, 2004.

See Note 21 to the financial statements.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Financial Statements and Other Financial Information

See our financial statements, including the notes thereto in Item 18.

Legal Proceedings

On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT-1. Pursuant to the settlement agreement, all patent oppositions in Europe and Australia will be withdrawn and the law suits then pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece have been dismissed. Under the settlement agreement, we and P.N.G. agreed to recognize the rights of each other to develop clioquinol in our respective territories. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and selected uses of clioquinol in Japan, while P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories. Under the settlement agreement, we issued 1,350,000 of our ordinary shares to P.N.G., which were held in escrow for 12 months, and made a payment of US$150,000 to it. Such settlement in the total value of A$971,764 was expensed in fiscal 2004 (see Note 9 to the financial statements). Under the settlement agreement we also agreed to pay a sales royalty to P.N.G. on sales of PBT-1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT-1 in the other territories.

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2005.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

Australian Stock Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2001	1.29	0.36
2002	2.60	0.50
2003	2.39	0.44
2004	1.18	0.45
2005	0.70	0.13

Fiscal Year Ended June 30, 2004:
First Quarter	1.15	0.55
Second Quarter	0.72	0.45
Third Quarter	0.65	0.48
Fourth Quarter	1.18	0.58

Fiscal Year Ended June 30, 2005:
First Quarter	0.69	0.49
Second Quarter	0.70	0.51
Third Quarter	0.60	0.43
Fourth Quarter	0.48	0.13

Month Ended:
June 2005	0.18	0.18
July 2005	0.18	0.16
August 2005	0.23	0.18
October 2005	0.19	0.17
November 2005	0.17	0.29

NASDAQ Capital Market

Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low
Fiscal Year Ended June 30,
2003 (from September 5, 2002)	12.80	2.96
2004	10.50	2.95
2005	5.19	0.98

Fiscal Year Ended June 30, 2004:
First Quarter	7.49	3.87
Second Quarter	5.65	2.95
Third Quarter	5.21	3.69
Fourth Quarter	10.50	4.43

Fiscal Year Ended June 30, 2005:
First Quarter	5.19	3.40
Second Quarter	5.05	3.70
Third Quarter	4.99	3.36
Fourth Quarter	3.55	0.98

Month Ended:
June 2005	1.46	1.20
July 2005	1.46	1.20
August 2005	1.73	1.35
September 2005	1.60	1.32
October 2005	1.50	1.21
November 2005	2.23	1.25

B. Plan of Distribution

Not applicable.

C. Markets

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX. As of April 5, 2002, our ADRs were eligible to trade on the NASDAQ Capital OTC Bulletin Board in the United States and since September 5, 2002, our ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.” We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs, each of which evidences an ADS, which in turn represents ten of our ordinary shares.

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

Under the terms of a research funding and intellectual property assignment agreement dated December 1, 2000, between us and the University of Melbourne, we were required to pay the University of Melbourne for research projects an agreed minimum of A$297,000 (inclusive of goods and services tax) each year for a period of three years from December 1, 2000. Since the expiration of this agreement, the parties have entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced from the natural expiry of the previous agreement and expires in December 2006. The agreement provides for an annual determination of the research budget. During the period from July 2004 to June 2005, we provided A$600,000 (exclusive of goods and service tax) to the University of Melbourne. We also provided the University of Melbourne an additional A$1,012,500 during the 2005 fiscal year in research funding in connection with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd.

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

On January 1, 2001, we entered into a license agreement with GHC, whereby we obtained an exclusive license with respect to certain patents that permits us to sublicense the patent rights to others. The agreement also provides us with the non-exclusive right to use materials, substances and information that were used by GHC in research sponsored by us. In consideration of the license, we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us. We are also required to pay certain advance milestone payments, to be reduced from the royalties. In addition to the royalties we are obligated to pay GHC 1.5% of any and all non-royalty payments, including license fees received from our affiliates. Each party to the agreement may terminate the agreement if the other party defaults in its materials obligations and does not remedy the default within sixty days after notice is given. GHC can terminate the licenses and rights granted to us under the agreement in any country in the event that after the first commercial sale in that country there will be a continuous one year period in which no products are sold. On March 15, 2004, the exclusive license was amended so that we are required to pay GHC the royalties payable to it for any future exploitation of rights to certain U.S. patents relating to PBT-1 regardless of the inventorship determination, as required under the settlement agreement among us, P.N.G. and GHC.

Under the terms of a strategic alliance agreement that we entered into with Kendle dated January 6, 2004, Kendle provides us with consultancy services in relation to the co-ordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at a rate of A$70 to A$210 per hour, depending on the seniority of the consultant. For the years ended June 30, 2005, 2004 and 2003, we paid Kendle A$1,107,266, A$379,045 and A$475,289, respectively.

Under this collaboration, we, through our contractor the University of Melbourne, undertook specific research and development projects, and Schering A.G. funded up to A$2.7 million of our research and development costs over the life of the projects and agreed to pay additional milestone payments and royalties from discoveries. Despite the arrangement between the parties, the early results of the research and development did not support the continuation of the collaboration past June 30, 2005. As a result, the parties concluded this collaboration as of June 30, 2005. See Item 4A., “Information on the Company - History and Development of the Company.”

We entered into a consulting agreement dated January 17, 2000 with Professor Ashley Bush for the provision of research and development services relating to inventions and treatments for diseases caused by metal-mediated oxidative stress, which expired in January 2003. On January 8, 2004, we entered into a new consulting agreement with Professor Bush, under which Professor Bush agreed to provide us with consulting services for a period of ten years. In consideration of his services, we agreed to pay Professor Bush an annual consulting fee of US$100,000, to issue to Professor Bush 1,650,000 ordinary shares (of which 825,000 ordinary shares were issued during the 2004 fiscal year and 825,000 ordinary shares were issued during the 2006 fiscal year), and to grant Professor Bush options to purchase 825,000 ordinary shares at an exercise price A$0.50 per share (of which options to purchase 412,00 ordinary shares were granted during the 2004 fiscal year and 413,000 options were granted during the 2006 fiscal year).

On July 28, 2004, we entered into a settlement agreement with P.N. Gerolymatos S.A., or P.N.G., under which we issued 1,350,000 of our ordinary shares to P.N.G., which were being held in escrow for 12 months, and made a payment of US$150,000 to it. Under the settlement agreement, we agreed to pay a sales royalty to P.N.G. on the sales of PBT-1 in the United States and Japan, and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT-1 in the other territories. See Item 8A. “Financial Information - Financial Statements and Other Financial Information - Legal Proceedings.”

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

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without approval from the Australian Treasurer. These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets of A$50 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$50 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs. At present, we do not have total assets of A$50 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$50,000,000; or (ii) any direct or indirect ownership interest in Australian residential real estate.

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

Nature of ADRs for Australian Taxation Purposes

ADSs held by a U.S. holder will be treated for Australian taxation purposes as held under a ‘bare trust’ for such holder. Consequently, the underlying ordinary shares will be regarded as owned by the ADS holder for Australian income tax and capital gains tax purposes. Dividends paid on the underlying ordinary shares will also be treated as dividends paid to the ADS holder, as the person beneficially entitled to those dividends. Therefore, in the following analysis we discuss the tax consequences to non-Australian resident holders of ordinary shares which, for Australian taxation purposes, will be the same as to U.S. holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends payable by our company to non-Australian resident stockholders will be subject to dividend withholding tax, to the extent the dividends are unfranked. Dividend withholding tax will be imposed at 30%, unless a stockholder is a resident of a country with which Australia has a double taxation agreement. Under the provisions of the current Double Taxation Convention between Australia and the United States, the Australian tax withheld on unfranked dividends paid by us to which a resident of the United States is beneficially entitled is generally limited to 15% if the U.S. resident holds less than 10% of the voting rights of our company, unless the shares are effectively connected to a permanent establishment or fixed base in Australia through which the stockholder carries on business or provides independent personal services, respectively. Where the U.S. resident holds 10% or more of the voting rights of our company, the withholding tax rate is reduced to 5%.

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

Dual Residency

If a stockholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax would be subject to limitation by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

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

United States Federal Income Tax Consequences

The following is a summary of certain material U.S. federal income tax consequences that generally would apply to U.S. Holders who hold ADRs as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ADRs. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADRs through partnerships or other pass-through entities, persons who acquired their ADRs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our voting shares, and investors holding ADRs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ADRs, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ADRs and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ADRs.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation. In addition, this summary does not include any discussion of state, local or foreign taxation. You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax considerations of an investment in ADRs.

For purposes of this summary, the term “U.S. Holder” means an individual who is a citizen or, for U.S. federal income tax purposes, a resident of the United States, a corporation or other entity taxable as a corporation created or organized in or under the laws of the United States or any political subdivision thereof, an estate whose income is subject to U.S. federal income tax regardless of its source, or a trust if (a) a court within the United States is able to exercise primary supervision over administration of the trust, and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADRs will be treated as owning the underlying ordinary shares, or ADSs, represented by the ADRs held by them. Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADRs, including the amount of any Australian taxes withheld there from, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADRs, and any amount in excess of your tax basis will be treated as gain from the sale of ADRs. See “Disposition of ADRs” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in A$, including the amount of any Australian taxes withheld there from, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in A$ and converts A$ into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of our ADRs.

Subject to complex limitations, any Australian withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for U.S. foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADRs to the extent such U.S. Holder has not held the ADRs for at least 16 days of the 30-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2008 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the underlying shares represented by the ADRs should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the income tax treaty between the Tax Treaty or (ii) the ADRs are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADRs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADRs will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ADRs, the U.S. Holder must have held such ADRs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ADRs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of ADRs

If you sell or otherwise dispose of ADRs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADRs. Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADRs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADRs will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S. source income. Deduction of capital losses is subject to certain limitations under the Code.

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

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADRs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC in 2004 under a literal application of the asset test that looks solely to market value.

If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADRs, as described below:

•	you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADRs ratably over the holding period for such ADRs,

•
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC would be taxable as ordinary income in the current year, and

•	you will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ADRs and any gain realized on your ADRs.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Both direct and indirect shareholders of PFICs are subject to the rules described above. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

•	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

•	A shareholder of a PFIC that is a shareholder of another PFIC, or

•	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADRs on the last day of the last taxable year in which we were a PFIC. Any gain would be recognized and subject to tax under the rules described above. Loss would not be not recognized. A U.S. Holder’s basis in its ADRs would be increased by the amount of gain, if any, recognized on the sale. A U.S. Holder would be required to treat its holding period for its ADRs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADRs are considered “marketable stock” and if you elect to “mark-to-market” your ADRs, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ADRs at the close of each tax year over your adjusted basis in the ADRs. If the fair market value of the ADRs had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADRs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ADRs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss (to the extent of net mark-to-market gains) on the disposition of ADRs with respect to which the mark-to-market election is made, is treated as ordinary income or loss. Loss on a disposition, to the extent in excess of net mark-to-market gains, would be treated as capital loss. Our ADRs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

A U.S. Holder of ADRs will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund, or QEF, because we do not intend to prepare the information that U.S. Holders would need to make a QEF election.

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

Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

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

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. We make our Securities and Exchange Commission filings electronically and they are available on the Securities and Exchange Commission’s website. We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we will file reports with the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first six months of each fiscal year.

This annual report and the exhibits thereto and any other document that we have to file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission Internet site (http://www.sec.gov). You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling (202) 551-8090. The Exchange Act file number for our Securities and Exchange Commission filings is 000-49843.

The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143.

I. Subsidiary Information

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We invest our excess cash in interest-bearing accounts and time deposits with government-insured institutions. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we have approximately A$7.3 million in time deposits held in U.S. dollars as of June 30, 2005. A hypothetical 10% adverse movement in end-of-period exchange rates would reduce the cash balance by approximately A$0.7 million.

We have engaged an external consultant to assist us to manage our foreign exchange risk. We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

We conduct our activities almost exclusively in Australia. However, we are required to make certain payments in U.S. dollars and other currencies. A hypothetical 10% adverse movement in end-of-period exchange rates could have a material impact on our operating results. At 30 June 2005, we had US$12,191 and EUR$314,407 in payables. A hypothetical 10% adverse movement in the US and EUR exchange rates could increase the cost of these payables by A$51,419.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15. CONTROLS AND PROCEDURES

Our management, including our chief executive officer and chief financial officer are responsible for establishing and maintaining our disclosure controls and procedures (within the meaning of Rule 13a-15(e) of the Securities Exchange Act of 1934). We have established and maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed by our company in reports that we file or submit under the U.S. Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and that such information was made known to them by others within the company, as appropriate to allow timely decisions regarding required disclosure.

We evaluated the effectiveness of our disclosure controls and procedures under the supervision of our chief executive officer and chief financial officer as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were ineffective in that we had insufficient accounting personnel that have sufficient knowledge and experience in U.S. GAAP and the Securities and Exchange Commission accounting requirements. The accounting personnel who prepare our financial statements will need to be trained on the application of U.S. GAAP accounting pronouncements and standardized reconciliation templates will need to be improved to assist in the reconciliation process between A-GAAP and U.S. GAAP.

All internal control systems no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Brian Meltzer, an independent director, meets the definition of an audit committee financial expert, as defined in Item 401(h) of Regulation S-K. For a brief listing of Mr. Meltzer’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees -- Directors and Senior Management.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Principal Accountants

The following table sets forth, for each of the years indicated, the fees paid to our principal independent registered public accounting firm, Deloitte Touche Tohmatsu, the other member firms of Deloitte Touche Tohmatsu and their respective affiliates. All of such fees were pre-approved by our Audit Committee.

Year Ended June 30,
	2005	2004
Services Rendered	Fees	Fees
Audit (1)	A$175,481	A$129,522
Audit-related	--	--
Tax (2)	A$11,631	A$59,580
Other (3)	A$14,920	A$6,900
Total	A$202,032	A$196,002

(1)
Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Tax fees relate to services performed by the tax division for tax compliance, planning, and advice.

(3)	Other fees relate to services performed in respect of the audit of grants received from the Australian Industry Research and Development Board.

 Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm, Deloitte Touche Tohmatsu. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm.

ITEM 16D. EXEMPTIONS FROM THE LISTING REQUIREMENTS AND STANDARDS FOR AUDIT COMMITTEE

Not applicable.

ITEM 16E. PURCHASE OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATES AND PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, have purchased any of our securities during the year ended June 30, 2005.

ITEM 17. FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18. FINANCIAL STATEMENTS

ITEM 19. EXHIBITS

Index to Exhibits

Exhibit	Description

1.1	Constitution of Registrant (1)

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

4.10	Commitment dated November 7, 2001, between the Registrant and University of Melbourne (1)

4.11	Grant Deed agreement dated August 25, 2003, commencing August 1, 2003, between the Registrant and the Industry Research and Development Board on behalf of the Commonwealth of Australia (7)

4.12	Grant Agreement, commencing September 1, 2003, between the Registrant and the Industry Research and Development Board on behalf of the Commonwealth of Australia (8)

4.13	Letter agreement dated January 6, 2004, between the Registrant and Kendle Pty Ltd. regarding strategic alliance (9)

4.14	Project Agreement dated March 11, 2004, between the Registrant and Neurosciences Victoria Ltd. (10)

4.15	Project Agreement dated March 11, 2004, between the Registrant and Neurosciences Victoria Ltd. (11)

4.16	Project Agreement dated March 11, 2004, between the Registrant and Neurosciences Victoria Ltd. (12)

4.17	Purchase Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (3)

4.18	Registration Rights Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (4)

4.19	Form of Warrant (5)

4.20	[RESERVED]

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

4.22	Prana Biotechnology Limited, Employees and Consultants Option Plan 2000 (1)

4.23	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (14)

4.24	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (15)

4.25	Employment Agreement dated June 15, 2005, among the Registrant and Mr. Kempler

8.1	List of Subsidiaries of the Registrant

10.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm.

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended.

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

(1)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).

(2)	Incorporated by reference to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 9, 2001 (File No. 333-13264).

(3)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(4)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).
(5)	Incorporated by reference to Item 3 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(7)	Filed as Exhibit 4.11 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(8)	Filed as Exhibit 4.12 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(9)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(10)	Filed as Exhibit 4.14 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(11)	Filed as Exhibit 4.15 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(12)	Filed as Exhibit 4.16 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(13)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(14)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November, 2004 (File No. 000-49843).

(15)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November, 2004 (File No. 000-49843).

PRANA BIOTECHNOLOGY LIMITED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DELOITTE TOUCHE TOHMATSU

To The Board of Directors and Shareholders of Prana Biotechnology Limited

We have audited the accompanying consolidated statements of financial position of Prana Biotechnology Limited and subsidiaries (a development stage company) (the “Company”) as of June 30, 2005 and 2004 and the related consolidated statements of financial performance, cash flows and changes in stockholders' equity for each of the three years in the period ended June 30, 2005, and for the period from November 11, 1997 (date of inception) to June 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Prana Biotechnology Limited and subsidiaries as of June 30, 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2005, and for the period from November 11, 1997 (date of inception) to June 30, 2005, in conformity with accounting principles generally accepted in Australia.

Accounting principles generally accepted in Australia vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 25 to the consolidated financial statements.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Melbourne, Australia
September 30, 2005

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars)

		June 30,
	Notes	2005	2004

Current Assets
Cash assets		21,453,304	29,580,398
Receivables	5	174,476	92,917
Other	6	495,165	72,769

Total Current Assets		22,122,945	29,746,084

Non Current Assets
Property and equipment	7	166,214	180,971
Intangible assets	8	-	11,488,343

Total Non Current Assets		166,214	11,669,314

Total Assets		22,289,159	41,415,398

Current Liabilities
Payables	9	2,571,181	2,661,950
Provisions	10	78,602	42,597

Total Current Liabilities		2,649,783	2,704,547

Non-Current Liabilities
Provisions	10	45,200	8,292

Total Non-Current Liabilities		45,200	8,292

Total Liabilities		2,694,983	2,712,839

Net Assets		19,594,176	38,702,559

Equity
Contributed equity 2005: 127,319,260 fully paid ordinary shares 2004: 115,984,380 fully paid ordinary shares	11	55,405,707	49,505,493
Reserve	12	14,661,942	14,661,942
Accumulated deficit during the development stage	12	(50,473,473)	(25,464,876)

Total Equity		19,594,176	38,702,559

See notes to the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF FINANCIAL PERFORMANCE
(in Australian dollars)

		Years ended June 30,			Period from
					Inception (November 11, 1997)
		2005	2004	2003	to June 30, 2005
	Notes
Revenue from ordinary activities	2	2,653,113	2,321,227	1,816,478	8,179,728

Depreciation and amortization expense	3	(1,165,227)	(1,195,006)	(1,185,973)	(6,502,436)
Patents, research and development expense	3	(7,109,839)	(4,853,536)	(1,386,006)	(17,797,596)
Patents, research and development expense - related parties	3, 21	(577,757)	(=(379,045)	(475,289)	(2,280,699)
Legal expense		(1,047,448)	(1,650,467)	(848,660)	(4,736,148)
Employee benefits expense		(2,438,303)	(1,060,730)	(760,980)	(4,684,831)
Consulting fee expense		(1,607,892)	(1,706,809)	(567,730)	(4,973,832)
Corporate compliance expense		(562,123)	(419,708)	(395,604)	(1,989,446)
Foreign exchange loss		(1,362,572)	(182,768)	(12,481)	(1,557,821)
Impairment of intangible assets		(10,388,339)	-	-	(10,388,339)
Other expenses from ordinary activities - related parties	21	-	(81,470)	(114,247)	(268,217)
Other expenses from ordinary activities		(1,402,210)	(677,302)	(654,346)	(3,473,836)

Loss from ordinary activities before income tax expense		(25,008,597)	(9,885,614)	(4,584,838)	(50,473,473)

Income tax expense relating to ordinary activities	4	-	-	-	-

Net loss	12(b)	(25,008,597)	(9,885,614)	(4,584,838)	(50,473,473)

Loss per share (basic and diluted)	18	(0.20)	(0.13)	(0.08)	N/A

See notes to the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in Australian dollars)

		Years Ended June 30,			Period from
					Inception (November 11, 1997)
		2005	2004	2003	to June 30, 2005
	Notes
Cash Flows from Operating Activities
Payments to suppliers and employees		(13,959,679)	(7,896,711)	(5,271,577)	(35,638,125)
Interest received		883,583	176,845	106,835	1,741,413
Government grant received		532,283	909,946	836,575	3,122,518
Nasdaq reimbursements received		-	-	231,304	231,304
Neuroscience Victoria monies received		1,125,000	1,462,500	506,250	3,093,750

Net cash flows used in operating activities	13 (a)	(11,418,813)	(5,347,420)	(3,590,613)	(27,449,140)

Cash Flows from Investing Activities
Payments for purchase of equipment		(50,466)	(134,362)	(87,929)	(356,989)

Net cash flows used in investing activities		(50,466)	(134,362)	(87,929)	(356,989)

Cash Flows from Financing Activities
Proceeds from issue of shares		-	33,853,606	-	46,854,565
Payment of share issue costs		(48,576)	(2,834,941)	-	(3,667,054)
Proceeds from exercise of options		4,753,333	762,500	3,713,792	9,812,471
Payment of underwriting costs		-	-	(144,000)	(144,000)
Repayment of borrowings		-	-	-	(2,038,728)

Net cash flows provided by financing activities		4,704,757	31,781,165	3,569,792	50,817,254

Net (decrease)/ increase in cash held		(6,764,522)	26,299,383	(108,750)	23,011,125

Opening cash brought forward		29,580,398	3,463,783	3,585,014	-

Exchange rate adjustments on cash held in foreign currencies		(1,362,572)	(182,768)	(12,481)	(1,557,821)

Closing cash carried forward	13 (b)	21,453,304	29,580,398	3,463,783	21,453,304

See notes to the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Number of Shares	Contributed Equity	Accumulated Deficit During Development Stage	Asset Revaluation Reserve	Total
Balance, November 11, 1997 (Inception)	-	-	-	-	-

Net loss	-	-	(690)	-	(690)
Issuance of shares to founders	20	20	-	-	20
Balance, June 30, 1998	20	20	(690)	-	(670)

Net loss	-	-	(80,000)	-	(80,000)
Balance, June 30, 1999	20	20	(80,690)	-	(80,670)

Net loss	-	-	(1,326,288)	-	(1,326,288)
Revaluation of intangible assets to directors’ valuation	-	-	-	14,661,942	14,661,942
297 for 1 share split	5,920	-	-	-	-
Issuance of shares in connection with private placement	960	960	-	-	960
5,000 for 1 share split	34,493,100	-	-	-	-
Issuance of shares in connection with initial public offering, net of issue costs	16,000,000	7,470,863	-	-	7,470,863
Issuance of shares in connection with exercise of options	5,000	2,500	-	-	2,500
Balance, June 30, 2000	50,505,000	7,474,343	(1,406,978)	14,661,942	20,729,307

Net loss	-	-	(4,138,979)	-	(4,138,979)
Issuance of shares in connection with private placements, net of issue costs	6,666,666	4,745,599	-	-	4,745,599
Non-cash issuance of shares to consultants	88,600	48,950	-	-	48,950
Non-cash issuance of options to consultants	-	8,000	-	-	8,000
Balance, June 30, 2001	57,260,266	12,276,892	(5,545,957)	14,661,942	21,392,877

Net loss	-	-	(5,448,467)	-	(5,448,467)
Issuance of shares in connection with exercise of options	1,160,690	580,346	-	-	580,346
Non-cash issuance of shares to consultants	191,794	144,230	-	-	144,230
Balance, June 30, 2002	58,612,750	13,001,468	(10,994,424)	14,661,942	16,668,986

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (continued)
(in Australian dollars, except for number of shares)

	Number of Shares	Contributed Equity	Accumulated Deficit During Development Stage	Asset Revaluation Reserve	Total
Net loss	-	-	(4,584,838)	-	(4,584,838)
Issuance of shares in connection with exercise of options, net of underwriting costs	7,427,584	3,569,792	-	-	3,569,792
Non-cash issuance of shares to consultants	146,969	169,763	-	-	169,763
Balance, June 30, 2003	66,187,303	16,741,023	(15,579,262)	14,661,942	15,823,703

Net loss	-	-	(9,885,614)	-	(9,885,614)
Issuance of shares in connection with private placements, net of issue costs	47,102,853	31,018,665	-	-	31,018,665
Issuance of shares in connection with exercise of options	1,325,000	762,500	-	-	762,500
Non-cash issuance of shares to consultants and directors	1,369,224	983,305	-	-	983,305
Balance, June 30, 2004	115,984,380	49,505,493	(25,464,876)	14,661,942	38,702,559

Net loss	-	-	(25,008,597)	-	(25,008,597)
Issuance of shares in connection with exercise of options, net of issue costs	9,506,666	4,708,574	-	-	4,708,574
Non-cash issuance of shares to consultants and directors	478,214	255,141	-	-	255,141
Non-cash issuance of shares for settlement of litigation	1,350,000	756,000	-	-	756,000
Non-cash issuance of options to consultants	-	180,499	-	-	180,499
Balance, June 30, 2005	127,319,260	55,405,707	(50,473,473)	14,661,942	19,594,176

See notes to the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)
1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited, Prana Biotechnology Inc. and Prana Biotechnology UK Limited (“Prana” or the “consolidated entity”) is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. Prana Biotechnology Limited (the “Company”), the parent entity was incorporated on November 11, 1997 in Melbourne, Australia. The UK and US subsidiaries were incorporated in August 2004.

On March 28, 2000, the Company completed its initial public offering in Australia and listed on the Australian Stock Exchange (“ASX”). In September 2002, the Company’s shares were approved for listing on the NASDAQ Capital Market (symbol: PRAN).

Financial Reporting Framework

The financial report is a general purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, Accounting Standards and Urgent Issues Group Consensus Views and complies with other requirements of the law.

The financial report has been prepared on the basis of historical cost and except where stated, does not take into account changing money values or current valuations of non-current assets. Cost is based on the fair values of the consideration given in exchange for assets.

Development Stage - Risks and uncertainties

As a development stage enterprise, the consolidated entity’s prospects are subject to the risks, expenses and uncertainties frequently encountered by companies which have not yet commercialized any applications of their technology, particularly in new and evolving markets. Prana’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the consolidated entity and its competitors, new technology introduced by the consolidated entity and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

Prana will continue to review the need to seek additional funding through public and private financing and/or through collaboration or other arrangements with corporate partners. The consolidated entity cannot be certain that it will be able to raise any required funding or capital, on favorable terms or at all, or that it will be able to establish corporate collaborations on acceptable terms, if at all. If the consolidated entity is unable to obtain such additional funding or capital, it may be required to reduce the scope of its development plans.

Prana’s experience in exploiting its technology is limited. The consolidated entity cannot be certain that its operations will be profitable in the short-term, or at all. If Prana fails in any of its efforts to establish or expand its business, the results of operations, financial condition and liquidity of the consolidated entity could be materially adversely affected. The consolidated entity cannot be certain that it will be able to obtain or retain any permits required by the consolidated entity to market, sell and deliver its technology. Any of these factors could result in the cessation of Prana’s operations.

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

The following significant accounting policies have been adopted in the preparation and presentation of the financial report:

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(a)	Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company (the parent entity) and its controlled entities as defined in Accounting Standard AASB 1024: Consolidated Accounts. The companies comprising the consolidated entity are disclosed above. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

The consolidated financial statements include the information and results of each controlled entity from the date on which the Company obtains control and until such time as the Company ceases to control such entity.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealized profits arising within the consolidated entity are eliminated in full.

(b)	Cash and cash equivalents

For the purposes of the Statement of Cash Flows, cash includes cash on hand and in banks and money market investments readily convertible to cash.

(c)	Recoverable amount of non-current assets

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

(d)	Property and equipment

Property and equipment consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to the Company’s premises at Parkville, Victoria, Australia and is recorded at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of three to 14 years.

Laboratory equipment	10%-33%
Computer equipment	33%
Furniture and fittings	7.5%-33%
Leasehold improvements	7.5%

(e)	Intangible assets and patents, research and development expense

Until December 1999, costs associated with the acquisition and development of the consolidated entity’s core intellectual property were capitalized as intangible assets. After considering an independent valuation of the consolidated entity’s core intellectual property at December 1999, the directors revalued the assets upwards by A$14,661,942 to A$16,500,000. The revaluation was recorded in the asset revaluation reserve in equity. Subsequent to the revaluation, all costs associated with the acquisition and development of core intellectual property are charged to patents, research and development expense.

In accordance with Australian Accounting Standard AASB 1041: Revaluation of Non-Current Assets (“AASB 1041”), on July 1, 2000 the directors deemed the revalued carrying amount of core intellectual property to be cost for financial reporting purposes.

Core intellectual property was amortized on a straight-line basis over a period of 15 years, being the period in which the future benefits are expected to arise. The directors regularly reviewed the carrying value of core intellectual property to ensure its carrying value did not exceed its recoverable amount.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

As a result of the cancellation of a clinical study for the compound PBT-1 in April 2005 due to toxicity issues, the consolidated entity reviewed the carrying value of the core intellectual property and resolved to impair the value to A$nil as of June 30, 2005.

(f)	Payables

Liabilities for trade creditors and other amounts are carried at cost, which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the consolidated entity.

Payables to related parties are carried at the principal amount.

(g)	Share capital

Ordinary share capital is recognized at the fair value of the consideration received by the consolidated entity, as determined by the directors.

(h)	Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.

Interest

Interest income is recognized as earned when collectibility is reasonably assured.

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Income tax

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

Where assets are revalued, no provision for potential capital gains tax has been made.

(j)	Employee entitlements

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

The value of the options issued under the Employee and Consultants Option Plans described in Note 15(b) are not being charged as an expense when they have been issued to an employee or director.

(k)	Loss per share

Basic loss per share is determined by dividing the loss from ordinary activities after income tax by the weighted average number of ordinary shares outstanding during the period. The computation of diluted loss per share is similar to basic loss per share, except that it assumes the potentially dilutive securities, such as share options and warrants, were converted to shares as of the beginning of the period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive. See Note 18.

(l)	Financial instruments issued by the consolidated entity

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest and dividends

Interest and dividends are classified as expenses or as distributions of profit consistent with the Statements of Financial Position classification of the related debt or equity instruments or component parts of compound instruments.

(m)	Goods and services tax

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

Cash flows attributable to GST are included in the Statements of Cash Flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(n)	Receivables

Trade receivables and other receivables are recorded at amounts due less any provision for doubtful debts.

(o)	Foreign currency

Foreign currency transactions
All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Accounts payable and receivable balances at reporting date are translated at the exchange rate in effect at that date. Exchange rate differences are recognized in net profit and loss in the period in which they arise.

Foreign operations
Financial statements of integrated foreign operations are translated at reporting date using the temporal method with exchange differences being taken to net profit or loss for the period.

(p)	Start-up and organization costs

Costs of start-up activities and organizational costs are expensed as incurred.

(q)	Reclassifications

Certain prior year amounts have been reclassified to conform to the current year presentation.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(r)	Leased assets

A finance lease is one which effectively transfers from the lessor to the lessee substantially all the risks and benefits incidental to ownership of the leased property. Leased assets classified as finance leases are recognized as assets. The amount initially brought to account is the present value of minimum lease payments. Finance leased assets are amortized on a straight line basis over the estimated useful life of the asset. Finance lease payments are allocated between interest expense and reduction of lease liability over the term of the lease. The interest expense is determined by applying the interest rate implicit in the lease to the outstanding lease liability at the beginning of each lease payment period.

Operating lease payments are recognized as an expense on a basis which reflects the pattern in which economic benefits from the leased asset are consumed.

(s)	Provisions

Provisions are recognized when the consolidated entity has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is probable that recovery will be received and the amount of the receivable can be measured reliably.

The amount recognized as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

(t)	Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited)

The consolidated entity will be required to prepare financial statements that comply with Australian equivalents to International Financial Reporting Standards (“A-IFRS”) for reporting periods beginning on or after January 1, 2005. Accordingly, the consolidated entity’s first half-year report prepared under A-IFRS will be for the half-year reporting period ending December 31, 2005, and its first annual financial report prepared under A-IFRS will be for the year ending June 30, 2006.

The consolidated entity has completed an A-IFRS impact study, including the formulation of the A-IFRS accounting polices that are intended to be adopted from July 1, 2005. The likely impact of the accounting policy changes on the results and financial position of the consolidated entity has been determined.

The following Pro Forma Consolidated Statements of Financial Performance and Financial Position outline the impact on the current year result and financial position of the consolidated entity had the financial statements been prepared using A-IFRS, based on the directors’ accounting policy decisions current at the date of this financial report. Users of the financial reports should note that further developments in A-IFRS (for example, the release of further pronouncements by the Australian Accounting Standards Board and the Urgent Issues Group), if any, may result in changes to the accounting policy decisions made by the directors to date, and, consequently, the likely impacts outlined in the following pro forma financial statements.

The directors may, at any time until the completion of the consolidated entity’s first A-IFRS compliant financial report, elect to revisit and, where considered necessary, revise the accounting policies applied in preparing the pro forma financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited) (continued)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL PERFORMANCE
FOR THE YEAR ENDED JUNE 30, 2005

	Note	Historical A-GAAP Consolidated	AASB 2: Share-Based Payments	AASB 138: Intangible Assets	Pro Forma A-IFRS Consolidated

Revenues From Ordinary Activities		2,653,113	-	-	2,653,113

Depreciation and amortization expense	B	(1,165,227)	-	1,016,804	(148,423)
Patents, research and development expense		(7,109,839)	-	-	(7,109,839)
Patents, research and development expense- related parties		(577,757)	-	-	(577,757)
Legal expense		(1,047,448)	-	-	(1,047,448)
Employee benefits expense	A	(2,438,303)	(1,704,734)	-	(4,143,037)
Consulting fee expense		(1,607,892)	-	-	(1,607,892)
Corporate compliance expense		(562,123)	-	-	(562,123)
Foreign exchange loss		(1,362,572)	-	-	(1,362,572)
Impairment of intangible assets	B	(10,388,339)	-	9,602,099	(786,240)
Other expenses from ordinary activities - related parties		-	-	-	-
Other expenses from ordinary activities		(1,402,210)	-	-	(1,402,210)

Loss From Ordinary Activities Before Income Tax Expense		(25,008,597)	(1,704,734)	10,618,903	(16,094,428)

Income Tax Expense Relating To Ordinary Activities		-	-	-	-

Net Loss		(25,008,597)	(1,704,734)	10,618,903	(16,094,428)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited) (continued)

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS AT JUNE 30, 2005

	Note	Historical A-GAAP Consolidated	AASB 2: Share-Based Payments	AASB 138 Intangible Assets	Pro Forma A-IFRS Consolidated
Current Assets
Cash assets		21,453,304	-	-	21,453,304
Receivables		174,476	-	-	174,476
Other		495,165	-	-	495,165

Total Current Assets		22,122,945	-	-	22,122,945

Non-current Assets
Property and equipment		166,214	-	-	166,214

Total Non-current Assets		166,214	-	-	166,214

Total Assets		22,289,159	-	-	22,289,159

Current Liabilities
Payables		2,571,181	-	-	2,571,181
Provisions		78,602	-	-	78,602

Total Current Liabilities		2,649,783	-	-	2,649,783

Non-current Liabilities
Provisions		45,200	-	-	45,200

Total Non-current Liabilities		45,200	-	-	45,200

Total Liabilities		2,694,983	-	-	2,694,983

Net Assets		19,594,176	-	-	19,594,176

Equity
Contributed equity	A	55,405,707	1,704,734	-	57,110,441
Reserves	B	14,661,942	-	(14,661,942)	-
Accumulated deficit during the development stage	A&B	(50,473,473)	(1,704,734)	14,661,942	(37,516,265)

Total Equity		19,594,176	-	-	19,594,176

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited) (continued)

The following explanatory notes relate to the unaudited pro forma consolidated financial statements above and describe the differences between the accounting polices under A-IFRS and the current treatment of those items under Australian Generally Accepted Accounting Principles (“A-GAAP”).

A. Share-based Payments
Under A-GAAP, the consolidated entity does not recognize an expense for share-based compensation granted to employees or directors. Under A-IFRS, the fair value of share options issued to employees and directors is determined at the grant date and expensed over the expected vesting period of the options. As permitted under A-IFRS first time adoption, the consolidated entity will not retrospectively recognize share-based payments that have vested before January 1, 2005.

For the year ended June 30, 2005, under A-IFRS, contributed equity will increase by A$1,704,734 and an additional employee benefits expense of the same amount will be recognized in profit and loss in relation to the options issued during the year.

B. Intangible Assets
Under A-GAAP, the consolidated entity revalued the core intellectual property to fair value in December 1999. Under A-IFRS, the revaluation is permissible only if there is an active market for the asset. As a consequence, upon transition to A-IFRS at July 1, 2004, intangible assets will decrease by A$10,208,582 with an associated decrease in the asset revaluation reserve of A$14,661,942 and accumulated losses of A$4,453,360 at that date.

Under A-IFRS, internally generated intangible assets from expenditure on research activities are not recognizable. As a consequence, upon transition to A-IFRS at July 1, 2004, intangible assets will decrease by A$410,321 with a corresponding increase in accumulated deficit at that date.

As a result of the above transition adjustments, the carrying value of the intangible assets at 1 July 2004 was A$869,440.

The impact of the above transition adjustment to A-IFRS for the year ended June 30, 2005 is that the amortization expense will decrease by A$1,016,804 and the impairment of intangible assets will decrease by A$9,602,099. In addition, the asset revaluation reserve as at June 30, 2005 will decrease by A$14,661,942.

C. Financial Instruments
The directors have elected not to apply the first-time adoption exemption available to Prana to defer the date of transition of AASB 132: Financial Instruments: Disclosure and Presentation and AASB 139: Financial Instruments: Recognition and Measurement' to July 1, 2005. This has nil effect on the consolidated financial statements.

D. Reconciliation of Accumulated Deficit as at July 1, 2004

Consolidated
Accumulated deficit under A-GAAP	(25,464,876)
Intangible assets - reversal of amortization from revaluation	4,453,360
Intangible assets - derecognition of research expenditure	(410,321)
Accumulated deficit under A-IFRS	(21,421,837)

E. Reconciliation of Contributed Equity as at July 1, 2004
There were no adjustments to the Contributed Equity of the consolidated entity at July 1, 2004. Contributed Equity under A-GAAP and under A-IFRS at July 1, 2004 was A$49,505,493.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1 BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)
(t) Adoption of Australian Equivalents to International Financial Reporting Standards (Unaudited) (continued)

F. Reconciliation of the Asset Revaluation Reserve as at July 1, 2004

Consolidated
Asset revaluation reserve under A-GAAP	14,661,942
Intangible assets - reversal of revaluation	(14,661,942)
Asset revaluation reserve under A-IFRS	-

	Years Ended June 30,
	2005	2004	2003

2. REVENUE FROM ORDINARY ACTIVITIES

Interest - Other persons/corporations	892,135	211,327	111,686
Government grant (i)	629,692	647,400	967,000
Nasdaq reimbursements (ii)	-	-	231,304
Corporate partner revenues (iii)	1,125,000	1,462,500	506,250
Other revenues	6,286	-	238

Total revenues from ordinary activities	2,653,113	2,321,227	1,816,478

(i) On July 26, 2001, the consolidated entity announced the grant of a A$1.74 million START grant from the Australian Industry Research and Development Board to expand the consolidated entity s core intellectual property for drug treatment of neurodegenerative diseases. During the year ended June 30, 2003, the consolidated entity met the revenue recognition criteria to record A$967,000 of the grant as revenue. This grant was completed ahead of schedule on June 30, 2003. At June 30, 2003, revenue was over accrued by A$21,750.

On May 5, 2003, the consolidated entity announced a Biotechnology Innovation Fund grant of A$227,252 from the Australian Industry Research and Development Board to research the development of an immunotherapy from Alzheimer’s Disease. During the years ended June 30, 2005 and 2004, the consolidated entity met the revenue recognition criteria to record revenue of A$101,689 and A$125,515, respectively. This grant was completed in January 2005.

On February 18, 2004, the consolidated entity announced a further START grant of A$1.35 million from the Australian Industry Research and Development Board to take its second generation drug candidate for Alzheimer’s disease, PBT-2, through safety testing and Phase 1 Clinical Trials. During the years ended June 30, 2005 and 2004, the Company met the revenue recognition criteria to record revenue of A$528,003 and A$543,635, respectively.

(ii) In September 2002, the Company listed on the NASDAQ Capital Market. Under an agreement with the Bank of New of York, 50% of the costs associated with the listing were reimbursed. This reimbursement of A$231,304 was recognized as revenue in the year ended June 30, 2003.

(iii) In March 2003, Prana entered into various agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. The revenue under these agreements is recognized as earned on a straight line basis over the lives of the relevant agreements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2005	2004	2003
3. EXPENSES FROM ORDINARY ACTIVITIES

Depreciation of non-current assets
Equipment	65,223	95,002	85,971
Amortization of non-current assets
Core intellectual property	1,100,004	1,100,004	1,100,002

Total depreciation and amortization expense	1,165,227	1,195,006	1,185,973

Patents, research and development expense
Research and development	7,109,839	4,853,536	1,242,481
Research and development - related parties	577,757	379,045	475,289
Patents	-	-	143,525

Total patents, research and development expense	7,687,596	5,232,581	1,861,295

Rental expense under operating leases	105,911	6,947	-

4. INCOME TAX
(a) Prima facie income tax benefit calculated on the loss from ordinary activities before income tax:
Income tax benefit calculated at 30%	7,502,579	2,965,684	1,375,451
Effect of lower tax rates of tax on overseas income	(4,567)	-	-
(Over)/under provision of income tax in previous year	2,258,204	1,052,868	-
Non-deductible amortization expense	(330,001)	(330,001)	(330,001)
Other non-deductible expenses	(3,426,262)	(497,360)	(300,312)
Timing differences and tax losses not brought to account as future income tax benefits (Note 4(b))	(5,999,953)	(3,191,191)	(745,138)

Income tax expense relating to ordinary activities	-	-	-

(b) Potential future tax benefits at 30% not brought to account attributable to:
Tax losses - revenue	11,700,174	6,097,949	3,005,525
Timing differences	506,046	108,318	9,551

	12,206,220	6,206,267	3,015,076

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

4 INCOME TAX (continued)

The consolidated entity has future income tax benefits of tax losses not recognized as assets because recovery is not virtually certain. Such benefits will only be obtained if:

(iii)	future assessable income is derived of a nature and of an amount sufficient to enable the benefit to be realized;
(ii)	the conditions for deductibility imposed by tax legislation continue to be complied with; and
(iii)	no changes in tax legislation adversely affect the consolidated entity in realizing the benefit.

The consolidated entity has no franking credits available at year end.

	June 30,
	2005	2004
5. CURRENT RECEIVABLES
Government grant receivable (inclusive of GST)	-	1,390
Sundry debtors and other	121,037	39,571
Goods and services tax receivable	53,439	51,956

	174,476	92,917

6. OTHER ASSETS
Prepayments	495,165	71,609
Withholding tax	-	1,160

	495,165	72,769

7. PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year	506,523	372,161
Additions	50,466	134,362
Disposals	-	-

Balance at end of year	556,989	506,523

Accumulated depreciation
Balance at beginning of year	(325,552)	(230,550)
Disposals	-	-
Depreciation expense	(65,223)	(95,002)

Balance at end of year	(390,775)	(325,552)

Net book value at end of year	166,214	180,971

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 3.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

7. PROPERTY AND EQUIPMENT (continued)

	June 30,
	2005	2004
Laboratory equipment, at cost	325,899	325,899
Less accumulated depreciation	(314,707)	(292,340)

Total laboratory equipment	11,192	33,559

Computer equipment, at cost	116,652	81,109
Less accumulated depreciation	(64,510)	(31,204)

Total computer equipment	52,142	49,905

Furniture and fittings, at cost	43,039	29,304
Less accumulated depreciation	(5,636)	(1,417)

Total furniture and fittings	37,403	27,887

Leasehold improvements, at cost	71,399	70,211
Less accumulated depreciation	(5,922)	(591)

Total leasehold improvements	65,477	69,620

Total	166,214	180,971

8. INTANGIBLE ASSETS
Core intellectual property - at deemed cost	16,500,000	16,500,000
Accumulated amortization	(6,111,661)	(5,011,657)
Impairment of core intellectual property	(10,388,339)	-

	-	11,488,343

Aggregate amortization allocated during the year is recognized as an expense and disclosed in Note 3.

The Intellectual Property was impaired on June 30, 2005 following the announcement to the market in April 2005 concerning the cessation of the PBT-1 clinical trial.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

		June 30,
		2005	2004
	Notes
9. PAYABLES (CURRENT)
Trade creditors		1,235,320	336,779
Accrual for settlement of patent dispute		-	971,764
Accrued patents, research and development expenses		171,031	483,289
Accrued legal expense		189,199	72,059
Accrued employee benefits expense		192,386	5,894
Accrued consulting expense		476,033	90,256
Accrued corporate compliance expense		148,815	96,400
Other accrued expenses		76,934	191,951
Deferred revenue		56,463	155,261
Amounts payable to Directors		25,000	205,258
Amounts payable to Director-related entity	21	-	53,039

		2,571,181	2,661,950

10. PROVISIONS
Current
Annual leave	15	78,602	42,597

Non-Current
Long service leave	15	45,200	8,292

		June 30,
		2005	2004	2003
	Notes
11. CONTRIBUTED EQUITY

(a) Contributed equity
Ordinary shares fully paid	11(b)	54,662,445	49,505,493	16,733,023
Options fully paid	11(c)	289,699	-	8,000
Warrants fully paid	11(d)	453,563	-	-

		55,405,707	49,505,493	16,741,023

(b) Movements in shares on issue

	June 30,
	2005		2004		2003
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Beginning of the year	115,984,380	49,505,493	66,187,303	16,733,023	58,612,750	12,993,468

Movement during the year	11,334,880	5,156,952	49,797,077	32,772,470	7,574,553	3,739,555

End of the year	127,319,260	54,662,445	115,984,380	49,505,493	66,187,303	16,733,023

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11 CONTRIBUTED EQUITY (continued)

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$
July 8, 2002	Exercise of options		4,000	0.50	2,000
July 10, 2002	Exercise of options		13,274	0.50	6,637
July 12, 2002	Non-cash share issue in consideration for services provided by consultants	(i)	13,550	2.02	27,371
September 18, 2002	Exercise of options		32,000	0.50	16,000
September 30, 2002	Exercise of options		25,000	0.50	12,500
October 15, 2002	Exercise of options		20,081	0.50	10,040
November 20, 2002	Exercise of options		113,000	0.50	56,500
November 22, 2002	Exercise of options		33,072	0.50	16,536
November, 25 2002	Exercise of options		7,000	0.50	3,500
December 4, 2002	Non-cash share issue in consideration for services provided by consultants	(i)	15,318	1.74	26,653
December 12, 2002	Exercise of options		50,000	0.50	25,000
January 8, 2003	Exercise of options		50,000	0.50	25,000
January 22, 2003	Exercise of options		2,620	0.50	1,310
January 30, 2003	Exercise of options		9,700	0.50	4,850
January 30, 2003	Non-cash share issue in consideration for services provided by consultants	(i)	118,101	0.98	115,739
February 14, 2003	Exercise of options		499,403	0.50	249,702
February 20, 2003	Exercise of options		483,746	0.50	241,873
February 28, 2003	Exercise of options		2,530,483	0.50	1,265,242
March 5, 2003	Exercise of options		3,107,891	0.50	1,553,945
March 15, 2003	Exercise of options		25,000	0.50	12,500
March 2003	Underwriting costs	(ii)	-	-	(144,000)
April 3, 2003	Exercise of options		421,314	0.50	210,657
Year ended June30 ,2003	Total		7,574,553		3,739,555

August 11, 2003	Exercise of options		50,000	0.50	25,000
August 13, 2003	Exercise of options		25,000	0.50	12,500
August 27, 2003	Exercise of options		16,000	0.50	8,000
August 27, 2003	Non-cash share issue in consideration for services provided by consultants	(i)	70,768	0.70	49,538
August 29, 2003	Exercise of options		34,000	0.50	17,000
September 16, 2003	Share issue to professional investors for cash		7,102,853	0.70	4,971,997
January 12, 2004	Non-cash share issue to directors	(iii)	249,999	0.48	120,000
January 12, 2004	Non-cash share issue in consideration for services provided by consultants	(i)	67,955	0.64	43,491
February 20, 2004	Non-cash share issue in consideration for services provided by consultants	(i)	155,502	0.55	85,526

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11 CONTRIBUTED EQUITY (continued)

Date	Details	Notes	Number	Issue Price	$
April 8, 2004	Exercise of options		200,000	0.70	140,000
April 15, 2004	Exercise of options		100,000	0.70	70,000
April 16, 2004	Exercise of options		200,000	0.50	100,000
April 16, 2004	Exercise of options		200,000	0.70	140,000
April 20, 2004	Exercise of options		300,000	0.50	150,000
April 22, 2004	Exercise of options		200,000	0.50	100,000
May 10, 2004	Non-cash share issue to consultant Professor Ashley Bush as per consulting contract (Note 14)	(i)	825,000	0.83	684,750
June 1, 2004	Share issued to US investors for cash		40,000,000	0.72	28,881,609
	Expired options		-	-	8,000
	Capital raising costs		-	-	(2,834,941)
Year ended June 30, 2004	Total		49,797,077		32,772,470

August 9, 2004	Non-cash share issue in settlement of litigation	(iv)	1,350,000	0.56	756,000
September 16, 2004	Non-cash share issue in consideration for services provided by consultants	(i)	49,775	0.82	40,816
December 8, 2004	Exercise of options		9,506,666	0.50	4,753,333
December 17, 2004	Non-cash share issue to directors	(iii)	249,999	0.48	120,000
February 21, 2005	Non-cash share issue in consideration for services provided by consultants	(i)	178,440	0.55	98,142
	Capital raising costs	(v)	-	-	(611,339)
Year ended June 30, 2005			11,334,880		5,156,952

(i)
The consolidated entity recognized non-cash compensation expense for shares issued in consideration for services provided by consultants based on either the directors’ valuation of the services rendered or the shares issued.

(ii)	Underwriters subscribed the balance of the listed options with an expiration date of March 1, 2003 that had not been exercised by existing option holders and charged A$144,000 for their services.

(iii)	The base fee for three of the Company’s directors was paid by the issue of 83,333 shares each as approved at the 2003 and 2004 Annual General Meetings.

(iv)	The Company settled a litigation dispute with P.N. Gerolymatos via the issue of 1,350,000 shares valued as of the date the settlement agreement was signed.

(v)
The capital raising costs incurred in fiscal year 2005 include the issue of warrants to a consultant as part of the US capital raising that occurred in June 2004. Capital raising costs also include the issue of options to a consultant that assisted Prana with the June 2004 US capital raising and the exercise of options.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11 CONTRIBUTED EQUITY (continued)

(c) Movements in share options

	Years Ended June 30,
	2005		2004		2003
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)
Beginning of the year	21,269,167	-	21,085,000	8,000	27,894,310	8,000
Issued during the year	3,080,000	289,699	1,709,167	-	618,274	-
Expired during the year	(11,150,501)	-	(200,000)	(8,000)	-	-
Exercised during the year (Note 11(b))	(9,506,666)	-	(1,325,000)	-	(7,427,584)	-

End of the year	3,692,000	289,699	21,269,167	-	21,085,000	8,000

Details of option issuances are summarized as follows.

2003
•
On July 10, 2002, the Company issued 13,274 options to an employee and 100,000 options to an outside consultant under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Of the 100,000 options issued to the consultant, one-third are exercisable beginning May 2001, another third May 2002 and the final third May 2003. The options are exercisable until June 30, 2005 at an exercise price of A$0.50 per option. These options are forfeited in the event the employee or consultant terminate employment with the Company. 13,274 options were exercised on 10 July 2002. The balance of the options lapsed on June 30, 2005.

•
On October 31, 2002, the Company issued 100,000 options to an outside consultant under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Such options were exercisable on or before June 30, 2005 at an exercise price of A$0.50 per option. These options are forfeited in the event the consultant terminates employment with the Company. These options lapsed on June 30, 2005.

•
On October 31, 2002, the Company issued 200,000 options to an outside consultant in consideration for services rendered. Such options are exercisable on or before October 1, 2005 at an exercise price of A$0.50 per option.

•
On March 1, 2003, the Company issued 55,000 options to underwriters in connection with the underwriters’ subscription of the remaining balance of the listed options with an expiration date of March 1, 2003 that had not been exercised by existing option holders. Such options were exercised on the same day at an exercise price of A$0.50 per option.

•
On June 6, 2003, the Company issued 5,000 options to an outside consultant in consideration for services rendered. Such options are exercisable beginning March 1, 2005 through June 30, 2005 at an exercise price of A$1.50 per option. These options lapsed on June 30, 2005.

•
On June 6, 2003, the Company issued 145,000 options to employees under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Of the 145,000 options, 50,000 options are immediately exercisable, 20,000 options are exercisable beginning August 1, 2003, 25,000 options are exercisable beginning December 25, 2003, and 50,000 options are exercisable beginning May 31, 2004. All options have an exercise price of A$0.50 per option and are exercisable until June 30, 2005. These options are forfeited in the event the employees terminate employment with the Company. These options lapsed on June 30, 2005.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11 CONTRIBUTED EQUITY (continued)

2004
•
On August 8, 2003, the Company issued 10,000 options to outside consultants under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Of the 10,000 options issued to the consultants, half are exercisable beginning December 1, 2003 and the other half are exercisable beginning January 1, 2005. The options are exercisable until June 30, 2005 at an exercise price of A$0.50 per option. These options are forfeited in the event the consultants terminate employment with the Company. These options lapsed on June 30, 2005.

•
On September 10, 2003, the Company issued 5,000 options to an outside consultant in consideration for services rendered to the Company. Such options are exercisable between March 2, 2005 and June 30, 2005 at an exercise price of A$1.50 per option. These options lapsed on June 30, 2005.

•
On September 15, 2003, the Company issued 244,667 options to employees and 17,500 options to outside consultants under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Of the 244,667 options issued to employees, 58,000 were escrowed until August 1, 2004, 166,667 were escrowed until May 31, 2004 and 20,000 were escrowed until August 31, 2004. Of the options issued to the consultants, 2,500 are exercisable beginning July 1, 2004, 7,500 are escrowed until July 31, 2004 and 7,500 are escrowed until August 31, 2004. The options are exercisable until June 30, 2005 at an exercise price of A$0.50 per option. These options are forfeited in the event the employees or consultants terminate employment with the Company. These options lapsed on June 30, 2005.

•
On October 31, 2003, the Company issued 500,000 options to an outside consultant in consideration for services rendered to the Company. Such options were exercisable on or before April 23, 2004 at an exercise price of A$0.70 per option. The options were exercised in April 2004.

•
On November 27, 2003, the Company issued 500,000 options to an outside consultant under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. Such options are exercisable on or before June 30, 2005 at an exercise price of A$0.50 per option. These options lapsed on June 30, 2005.

•
On December 5, 2003, the Company issued 20,000 options to employees under the Employee and Consultants Option Plan 2000 (see Note 15(b)) as a reward for services rendered to the Company. The options are exercisable between July 1, 2004 and June 30, 2005 at an exercise price of A$0.50 per option. These options are forfeited in the event the employees terminate employment with the Company. These options lapsed on June 30, 2005.

•
On May 10, 2004, the Company issued 412,000 options to Professor Ashley Bush, an outside consultant, as per the ten year consulting contract with Professor Bush (see Note 14). Such options are exercisable on or before February 1, 2007 at an exercise price of A$0.50 per option.

2005
•
On December 17, 2004, the Company issued 1,600,000 options to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 15(b)) in recognition of future contributions to the growth and success of the Company. The options are escrowed for one year from the date of grant and are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010. This issue was approved by shareholders at the 2004 Annual General Meeting.

•
On December 17, 2004, the Company issued 380,000 options to a director under the 2004 ADS Option Plan (see Note 15(b)) as per his employment contract. The options vested on June 14, 2005 following an agreement between Jonas Alsenas and the Company on Jonas stepping down as CEO and director of the Company and are exercisable at US$5.00. The options expire on December 17, 2012 and upon exercise convert to ADRs (1 ADR = 10 Shares). This issue was approved by shareholders at the 2004 Annual General Meeting.

•
On December 17, 2004, the Company issued 600,000 options to outside consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 15(b)) in consideration for services rendered to the Company. Of the 600,000 options, 400,000 options vest immediately and 200,000 options vest quarterly until the expiration date. The options are exercisable until December 17, 2007 at an exercise price of A$0.50 per option.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11 CONTRIBUTED EQUITY (continued)

•
On February 21, 2005, the Company issued 500,000 options to the Company Secretary under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 15(b)) as reward for services rendered to the Company. Such options are exercisable on or before December 17, 2007 at an exercise price of A$0.50 per option.

(d) Movement in warrants

	Years Ended June 30,
	2005		2004		2003
	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)
Beginning of the year	3,000,000	-	-	-	-	-
Issued during the year	320,000	453,563	3,000,000	-	-	-

End of the year	3,320,000	453,563	3,000,000	-	-	-

Details of warrant issuances are summarized as follows.

2004
•
On June 4, 2004, the Company issued 3,000,000 warrants to US investors as part of the 1 June 2004 US capital raising disclosed in (b) above. These warrants are convertible to 30,000,000 shares (3,000,000 ADRs) at an exercise price of US$8.00 per warrant on or before June 4, 2009.

2005
•
On December 17, 2004, the Company issued 320,000 warrants to an outside consultant in consideration for services rendered to the Company for the June 1, 2004 US capital raising disclosed in (b) above. The resulting compensation expense was accounted for as an issuance cost and therefore recorded as a deduction of contributed equity in the Statements of Shareholders’ Equity. The warrants are convertible to 3,200,000 shares (320,000 ADRs) at an exercise price of US$8.00 per warrant on or before June 4, 2009.

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

Options and warrants
Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company. Options and warrants may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised. Warrants and US options convert into ordinary shares, being one warrant or US option for ten ordinary shares, on the date they are exercised.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11 CONTRIBUTED EQUITY (continued)

(f) Shares, options and warrants issued after reporting date

Details of share issuances are as follows:

Date	Details	Number	Issue Price	Comp. Expense ($)
August 10, 2005	Issue of shares to consultant Professor Ashley Bush as per consulting contract (Note 14)	825,000	0.37	305,250
		825,000		305,250

Details of option issuances are as follows:

On August 10, 2005, the Company issued 413,000 options to consultant Professor Ashley Bush in accordance with the ten year consulting contract with same (see Note 14). The options were issued under the 2004 Employees, Directors and Consultants Share and Option Plan. Such options expire on February 1, 2007 and are exercisable at A$0.50 per option.

		June 30,
		2005	2004	2003
	Notes
12. RESERVE AND ACCUMULATED DEFICIT
Asset revaluation reserve	12(a)	14,661,942	14,661,942	14,661,942
Accumulated deficit during the development stage	12(b)	(50,473,473)	(25,464,876)	(15,579,262)

(a) Asset revaluation reserve
i Nature and purpose of reserve
The asset revaluation reserve is used to record increments and decrements in the value of non-current assets
ii Movements in reserve

Balance at beginning of year	14,661,942	14,661,942	14,661,942
Revaluation of core intellectual property to directors’ valuation	-	-	-

Balance at end of year	14,661,942	14,661,942	14,661,942

On July 1, 2000, as allowed by AASB 1041, the directors deemed the carrying value of the consolidated entity’s core intellectual property at valuation to be cost. As a result, the asset revaluation reserve is no longer available to absorb any future write-downs of core intellectual property. Subsequent to July 1, 2000, future write-downs of these assets to the recoverable amount must be made through the Statements of Financial Performance.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

June 30,
	2005	2004	2003

12 RESERVE AND ACCUMULATED DEFICIT (continued)

(b) Accumulated deficit during the development stage
Balance at beginning of year	(25,464,876)	(15,579,262)	(10,994,424)
Net loss for the year	(25,008,597)	(9,885,614)	(4,584,838)

Balance at end of year	(50,473,473)	(25,464,876)	(15,579,262)

	Years Ended June 30,
	2005	2004	2003

13 STATEMENTS OF CASH FLOWS

(a) Reconciliation of the net loss to the net cash flows from operations
Net loss	(25,008,597)	(9,885,614)	(4,584,838)

Non-cash items
Depreciation of property, plant and equipment	65,223	95,002	85,971
Amortization of intangible assets	1,100,004	1,100,004	1,100,002
Non-cash issue of shares and options in consideration of operating expenses	439,457	983,305	169,763
Foreign exchange loss	1,362,572	182,768	12,481
Impairment of core intellectual property	10,388,339	-	-

Changes in assets and liabilities
(Decrease)/increase in payables	665,231	2,120,733	(371,116)
(Increase)/decrease in receivables	(81,559)	50,906	(35,887)
(Increase)/decrease in prepayments	(422,396)	(20,407)	8,005
Increase in provision for employee entitlements	72,913	25,883	25,006

Net cash flows used in operating activities	(11,418,813)	(5,347,420)	(3,590,613)

(b) Reconciliation of cash

Cash balance comprises:
- cash on hand	1,163,077	8,531,593	2,263,783
- term deposit/on call	11,290,227	21,048,805	1,200,000
- commercial bill	9,000,000	-	-

Closing cash balance	21,453,304	29,580,398	3,463,783

(c)           Non-cash financing and investing activities

During the years ended June 30, 2005, 2004 and 2003, the Company issued shares, options and warrants in connection with non-cash transactions. See Notes 11(b), 11(c), and 11(d).

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

14 EXPENDITURE COMMITMENTS

The Company has entered into a ten year contract with Professor Ashley Bush, commencing February 1, 2003 which includes a payment of US$100,000 per annum for ten years increasing at the rate of the US Consumer Price Index on the anniversary of the contract. The contract also includes the issue of 1,650,000 bonus shares of which 825,000 were issued during the 2004 financial year and 824,000 options at an exercise price A$0.50 of which 412,000 were issued during the 2004 year. The balance of 825,000 shares and 413,000 options were issued on August 10, 2005.

The Company moved premises in June 2004 and entered into an operating lease for a three year period totaling A$306,781, including rent increases by 3.5% per annum. Outgoing costs are set yearly by the landlord.

Future minimum lease payments under the office lease are as follows as of June 30, 2005:

Fiscal year
2006	106,569
2007	97,688
2008	-
2009	-
2010	-
Thereafter	-
Total	204,257

The CFO Solution provides administrative support at a rate of A$15,000 per month which can be terminated with three months notice by either the Company or The CFO Solution.

The Company has contracts with various consultants that are payable within less than one year.

The Company has also entered into a contract with Geoffrey Kempler. For details refer to Note 19.

15. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

	Notes
(a) Employee Entitlements

The aggregate employee entitlement liability is composed of:
Provisions (current)		78,602	42,597
Provisions (non-current)		45,200	8,292
	10	123,802	50,889
Number of employees: 17 (2004: 12 employees)

(b) Employee and Consultants Option Plans

At the Annual General Meeting held on November 22, 2000, shareholders approved the establishment of the Employee and Consultants Option Plan 2000 designed to reward directors, employees and consultants for their contributions to the Company. It was also proposed as a method of retaining key personnel, for the growth and development of the Company’s intellectual property rights. The options could not be transferred and were not quoted on the ASX. At June 30, 2005, there were no directors, seven employees (including three executives), and five consultants participating in the Scheme. All options were issued with an exercise price of A$0.50 and expired on June 30, 2005. No further options will be issued under this plan.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

15  EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of new Employee and Consultant Plans designed to reward directors, employees and/or consultants for their contributions to the Company. As per the previous plan, the new plans are to be used as a method of retaining key personnel for the growth and development of the Company’s intellectual property rights. Due to Prana’s US presence, a US plan (the 2004 ADS Option Plan) and an Australian plan (the 2004 Employees, Directors and Consultants Share and Option Plan) were developed. At June 30, 2005, equity had been issued to one previous director while a director under the 2004 ADS Option Plan and four directors and three consultants under the 2004 Employees, Directors and Consultants Share and Option Plan.. At the 2004 Annual General Meeting shareholders authorized the Company to issue in aggregate of up to 12 million ordinary shares under the plans. The Share Plan Committee, a sub-committee of the Remuneration Committee administers the Plans and is able to change the terms of the equity issued under them from the default terms.

Under the 2004 ADS Option Plan, the default exercise price must equal or exceed the fair value of the ADS on the date the options are awarded. The option expiry date cannot exceed ten years from the date the options were awarded. The default vesting conditions are 25% per year on the date the options were awarded.

Under the 2004 Employees, Directors and Consultants Share and Option Plan, the default exercise price must be equal or less than the market value of the ordinary shares on ASX on the date of grant. The option expiry date cannot exceed ten years from the date the options were granted. The default vesting conditions are 25% per year on the date the options were granted.

Information with respect to the number of options granted under the Employee and Consultants Option Plan 2000 is as follows:

	Years Ended June 30,
	2005		2004		2003
	Number of Options	Exercise Price ($)	Number of Options	Exercise Price ($)	Number of Options	Exercise Price ($)
Beginning of the year	897,167	0.50	555,000	0.50	210,000	0.50
Issued during the year	-	-	792,167	0.50	358,274	0.50
Exercised during the year	-	-	(450,000)	0.50	(13,274)	0.50
Expired during the year	(897,167)	0.50	-	-	-	-

End of the year	-	-	897,167	0.50	555,000	0.50

Information with respect to the number of options granted under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

	Years Ended June 30,
	2005		2004		2003
	Number of Options	Exercise Price ($)	Number of Options	Exercise Price ($)	Number of Options	Exercise Price ($)
Beginning of the year	-	-	-	-	-	-
Issued during the year	1,600,000	-	-	-	-	-
Issued during the year	1,100,000	0.50	-	-	-	-

End of the financial year	2,700,000	0.50	-	-	-

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

15 EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

Information with respect to the number of shares issued under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

	Years Ended June 30,
	2005	2004	2003
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	-	-	-
Issued during the year	428,439	-	-

End of the financial year	428,439	-	-

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2005			2004		2003
	Number of Options	Exercise Price ($)		Number of Options	Exercise Price ($)	Number of Options	Exercise Price ($)
Beginning of the year	-		-	-	-	-	-
Issued during the year[1]	380,000	$	US5.00 (A$6.57)	-	-	-	-

End of the year[1]	380,000	$	US5.00 (A$6.57)	-		-

1 These options are exercisable into ADRs (one US option converts to one NASDAQ ADR = ten ASX shares)

The difference between the total market value of options issued during a financial year at the date of issue, and the total amount received from executives and employees is not recognized in the financial statements except for the purposes of determining director and executive remuneration in respect of that financial year as detailed in the Remuneration Report and Note 19 of the financial statements. The benefit to consultants is recognized in the financial statements over the period in which the services are provided.

Options issued carry no dividend rights or right to vote.

16 CONTINGENT LIABILITIES

The consolidated entity is not involved in any legal or arbitration proceedings and, so far as directors are aware, no such proceedings are pending or threatened against the consolidated entity.

17 SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

	Years Ended June 30,
	2005	2004	2003
18 LOSS PER SHARE
Basic loss per share	(0.20)	(0.13)	(0.08)

Weighted average number of ordinary shares on issue used in the calculation of basic loss per share	122,754,061	75,701,818	61,131,313

The options and warrants in place do not have the effect to dilute the loss per share.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

19. DIRECTORS’ AND EXECUTIVES’ REMUNERATION
(a) The directors and executive information has been prepared in accordance with AASB 1046: Directors and Executives Disclosures by Disclosing Entities:

Directors of Prana Biotechnology Ltd during the year:
Geoffrey Kempler	Executive Chairman CEO	Appointed November 11, 1997 Re-appointed June 16, 2005
Colin Masters	Executive Director	Appointed December 9, 1999
George Mihaly	Non-Executive Director	Appointed December 9, 1999
Brian Meltzer	Non-Executive Director	Appointed December 9, 1999
Jonas Alsenas	Executive Director	Appointed March 25, 2004
	CEO	Appointed August 9, 2004 Stepped down June 16, 2005

Specified Executives of Prana Biotechnology Ltd during the year:
Ross Murdoch	President and COO	Employed September 20, 2002
Dianne Angus	Senior Vice President of IP, Licensing and Research	Employed August 1, 2002
Richard Revelins	Company Secretary	Appointed February 7, 2002
	CFO	Appointed June 2004

Remuneration of all Executive and Non-executive Directors, Officers and Employees of the Company is determined by the Board following recommendation by the Remuneration Committee.

The Company is committed to remunerating Senior Executives in a manner that is market competitive and consistent with ‘Best Practice’ including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executive’s position, experience and performance, and may be satisfied via cash or equity.

Non-executive Directors are remunerated out of the aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

(b) Directors and Specified Executives Remuneration

	Base Fee
2005	Cash	Shares	Superannuation	Equity[3]	Total

Directors:
Geoffrey Kempler	262,197	-	26,220	49,562	337,979
Colin Masters [1]	75,000	40,000	-	-	115,000
George Mihaly [1]	75,000	40,000	-	14,869	129,869
Brian Meltzer [1]	50,000	40,000	-	14,869	104,869
Jonas Alsenas [2]	696,358	-	-	1,515,434	2,211,792

	726,289	120,000	26,220	1,594,734	2,899,509

1 The fee includes the issue of 83,333 shares each as approved at the 2004 Annual General Meeting valued at A$40,000 at date of issue.
2 The fee includes payment relating to Jonas Alsenas stepping down as CEO per the Separation Agreement and General Release. See Note 19(c).
3 The equity was issued as per Annual General Meeting held on November 17, 2004. As per Australian Accounting Standards, the options issued to the Directors have been valued at the grant date. As a result, the value does not reflect the current market price of the Company shares. The Board believe that if the options were valued in today’s market, they would have minimal intrinsic value given the exercise price and the current market price of the Company’s shares.

 PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

19 DIRECTORS’ AND EXECUTIVES’ REMUNERATION (continued)

2005	Base Fee	Superannuation	Equity	Total

Specified Executives
Ross Murdoch [4]	275,000	24,750	-	299,750
Dianne Angus 1 & 3 & 4	180,000	16,200	2,670	198,870
Richard Revelins [2]	60,000	-	110,000	170,000

	515,000	40,950	112,670	668,620

1 The equity amount relates to equity issued in the year ended June 30, 2004 that vested in the current financial year.
2 The equity amount relates to 500,000 options issued to Mr. Revelins for his services as CFO valued at grant date.
3 Base fee includes additional hours worked above four days per week plus a bonus paid in recognition of additional work not otherwise remunerated in respect of PBT-1 patent dispute and clinical trial advancement.
4 No equity was received by these executives during the 2005 year.

There were only three executives in the Company and consolidated entity during 2005.

The following Director was under contract at June 30, 2005:

	Duration	Notice Requirements	Termination
Geoffrey Kempler	Until termination by either party	For Good Reason Mr. Kempler may terminate with 30 days notice	*pay remuneration entitlements up to June 1, 2010 *accrued entitlements, bonuses and equity issues *accelerate the vesting of any unvested options
		Without Good Reason Mr. Kempler may terminate with 90 days notice	*Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days notice	*pay remuneration entitlements up to June 1, 2010 *accrued entitlements, bonuses and equity issues *accelerate the vesting of any unvested options
		With Cause the Company may terminate without notice	*Bonus pro-rated only if termination occurs in 1st year

The following Senior Executives were under contract at June 30, 2005:

Mr. R. Murdoch has a contract dated May 31, 2004 which provides for a base annual salary of A$275,000 plus superannuation at a rate of 9% and options in the Company to the value of 25% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of options may be subject to change in future years as the Company develops its remuneration policies. The term of the employment contract is for a period of three years commencing on May 29, 2002. As the period has expired, the employment contract will continue until termination by either party. The employment contract can be terminated on four months notice. Accrued entitlements are payable upon termination. In the case of redundancy, nine months salary is payable and all options will vest immediately.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

19  DIRECTORS’ AND EXECUTIVES’ REMUNERATION (continued)

Ms D. Angus has a contract dated October 21, 2003, amended in September 2004, which provides for a base annual salary of A$165,000 plus superannuation at a rate of 9% and options in the Company to the value of 20% of the base salary per annum based on the achievement of performance milestones. The terms and conditions of the issue of options may be subject to change in future years as the Company develops its remuneration policies. The term of the employment contract is for a period of three years commencing on August 1, 2002. As the period has expired, the employment contract will continue until termination by either party. The employment contract can be terminated on four months notice. Accrued entitlements are payable upon termination. In the case of redundancy, nine months salary is payable and all options will vest immediately.

2004	Base Fee	Consultant Fee	Superannuation	Equity	Total

Directors:
Geoffrey Kempler	266,818	-	18,182	-	285,000
Jonas Alsenas	32,365	-	-	-	32,365
Colin Masters [1]	40,000	8,333	-	-	48,333
George Mihaly [1]	40,000	78,858	347	-	119,205
Brian Meltzer [1]	40,000	50,000	-	-	90,000

	419,183	137,191	18,529	-	574,903

1 The base fee includes the issue of 83,333 shares each as approved at the 2003 Annual General Meeting valued at A$40,000 at date of issue.

2004	Base Fee	Consultant Fee	Superannuation	Equity [1]	Total

Specified Executives
Ross Murdoch	235,417	-	21,188	100,748	357,353
Dianne Angus	151,827	-	13,665	31,751	197,243

	387,244	-	34,853	132,499	554,596

1 The Black Scholes Model was used to calculate the value of these options at grant date.

There were only two executives in the Company during 2004.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

19  DIRECTORS’ AND EXECUTIVES’ REMUNERATION (continued)

(c) Remuneration Options

Options Granted as Remuneration 2005:	Granted No.	Grant Date	Value per option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Date
Directors:
Geoffrey Kempler [1]	1,000,000	December 17, 2004	$0.51	-	After December 17, 2005, if the share price reaches A$1.00 for 5 consecutive trading days	June 30, 2010
George Mihaly [1]	300,000	December 17, 2004	$0.51	-	After December 17, 2005, if the share price reaches A$1.00 for 5 consecutive trading days	June 30, 2010
Brian Meltzer [1]	300,000	December 17, 2004	$0.51	-	After December 17, 2005, if the share price reaches A$1.00 for 5 consecutive trading days	June 30, 2010
Jonas Alsenas [2,3]	380,000	November 17, 2004	US3.08 ($3.99)	US$5.00 ($6.50)	June 14, 2005	December 17, 2012

	1,980,000

Specified Executives:
Richard Revelins [2]	500,000	February 21, 2005	$0.22	$0.50	February 21, 2005	December 17, 2007

	500,000

1 The Barrier Pricing Model was used to calculate the value of these options at grant date, being December 17, 2004.
2 The Black Scholes Model was used to calculate the value of these options at grant date, being November 17, 2004 and February 21, 2005.
3 The options issued to Jonas Alsenas are exercisable into ADR’s (1 ADR = 10 shares).

Options Granted as Remuneration 2004:	Granted No.	Grant Date	Value per option at Grant Date	Exercise Price	First Exercise Date	Last Exercise Date
Executives:
Ross Murdoch	50,000	6 June 2003	$0.345	$0.50	31 May 2004	30 June 2005
Ross Murdoch	15,000	6 June 2003	$0.345	$0.50	25 December 2003	30 June 2005
Ross Murdoch	166,667	15 September 2003	$0.483	$0.50	31 May 2004	30 June 2005
Dianne Angus	20,000	6 June 2003	$0.345	$0.50	1 August 2003	30 June 2005
Dianne Angus	10,000	6 June 2003	$0.345	$0.50	25 December 2003	30 June 2005
Dianne Angus	58,000	15 September 2003	$0.483	$0.50	1 August 2004	30 June 2005

	319,667

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	As of and For the Years Ended June 30,
	2005	2004	2003
20. AUDITORS’ REMUNERATION

Amounts received or due and receivable for:
- audit fees	175,481	129,522	126,178
- tax fees	11,631	59,580	23,400
- audit related fees	14,920	6,900	7,400

	202,032	196,002	156,978

21. RELATED PARTY AND SPECIFIED EXECUTIVE DISCLOSURES

Specified Directors’ and Specified Executives’ Remuneration
Details of specified directors’ and specified executives’ remuneration are disclosed in note 19 to the financial statements.

	As of and For the Years Ended June 30,
	2005	2004	2003
Director-related entity transactions
Kendle Pty Ltd, a Director-related company to G. Mihaly until December 2004, provided continuous analysis and reviews of the consolidated entity’s commercialization and intellectual property management as well as clinical trial management and monitoring (on normal commercial terms and conditions). Fees paid to Kendle Pty Ltd up until December 31, 2004 were:	577,757	379,045	475,289

Amount owing to Kendle Pty Ltd (included in Payables, inclusive of GST)	N/A	53,039	48,968

Aroma Science Pty Ltd, a Director-related company to G Kempler, provided office, computer administration and meeting facilities (on normal commercial terms and conditions) up until June 30, 2004. Fees paid to Aroma Science Pty Ltd during the year were:	-	81,470	114,247

Amount owing to Aroma Science Pty Ltd (included in Payables, inclusive of GST)	-	-	492

Specified Directors’ and Specified Executives’ Equity Holdings
Number of Shares held by Specified Directors’ and Specified Executives’

	Balance July 1, 2004	Received as Remuneration	Options Exercised	Net Change Other	Balance June 30, 2005
	No.	No.	No.	No.	No.
Specified Directors
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Colin Masters	101,333	83,333	-	-	184,666
George Mihaly	143,333	83,333	-	-	226,666
Brian Meltzer	243,333	83,333	-	-	326,666

Specified Executives
Ross Murdoch	50,000	-	-	-	50,000
Dianne Angus	-	-	-	-	-
Richard Revelins	42,808	-	-	-	42,808

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

21 RELATED PARTY AND SPECIFIED EXECUTIVE DISCLOSURES (continued)

Specified Directors’ and Specified Executives’ Equity Holdings
Number of Options held by Specified Directors and Executives

	Balance July 1, 2004 No.	Granted as Remuneration No.	Options Exercised No.	Options Sold No.	Options Expired No	Balance June 30, 2005 No.	Total Exercisable June 30, 2005 No.	Total Not Exercisable June 30, 2005 No.
Specified Directors
Geoffrey Kempler	9,167,500	1,000,000	-	(7,290,000)	(1,877,500)	1,000,000	-	1,000,000
Colin Master	1,000,000	-	-	-	(1,000,000)	-	-	-
George Mihaly	300,000	300,000	-	(300,000)	-	300,000	-	300,000
Brian Meltzer	300,000	300,000	-	-	(300,000)	300,000	-	300,000

Specified Executives
Ross Murdoch	281,667	-	-	-	(281,667)	-	-	-
Dianne Angus	88,000	-	-	-	(88,000)	-	-	-
Richard Revelins	50,000	500,000	-	-	(50,000)	500,000	500,000	-

PART I

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

22  SEGMENT INFORMATION

The consolidated entity’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

23 FINANCIAL INSTRUMENTS

(a) Significant accounting policies
Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which revenues and expenses are recognized, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 1 to the financial statements.

(b) Interest rate risk
The consolidated entity has cash on deposit which is professionally managed by external parties to optimize the impact of interest rate fluctuations pursuant to conservative investment guidelines.

At June 30, 2005, the consolidated entity had the following cash accounts:

•	$31,359 in a six month term deposit at a fixed interest rate of 4.50% which matures on November 17, 2005;
•	US$5,077,088 ($6,667,232) in a 31 day term deposit at a fixed interest rate of 2.88% which matured on July 11, 2005;
•	$4,591,636 in at call deposit accounts, earning interest of 5.40%;
•	$194,880 in Australia dollar cheque accounts at variable interest rates ranging from 4.28% to 4.60% as of June 30, 2005;
•	US$445,783 ($585,402) in various US cheque accounts at variable interest rates from 0% to 2.80% as of June 30, 2005;
•	GBP$161,425 ($382,595) in a GBP cheque account at a variable interest rate of 2.90% as of June 30, 2005;
•	$9,000,000 30 day commercial bill with a fixed interest rate of 5.57% which matured on July 29, 2005; and
•	$200 in petty cash which does not earn any interest.

The weighted average interest rate is 4.57% and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

At June 30, 2004, the consolidated entity had the following cash accounts:

•	$30,000 in a six month term deposit at a fixed interest rate of 5.20%;
•	$1,600,000 in 120 day term deposits at fixed interest rates between 5.35% and 5.44%;
•	US$13,500,000 ($19,418,805) in a 27 day term deposit at a fixed interest rate of 0.60%;
•	$1,299,608 in Australian dollar cheque accounts at variable interest rates ranging from 3.97% to 4.40% as of June 30, 2004;
•	US$5,027,554 ($7,231,785) in a US cheque account at a variable interest rate of 0.05% as of June 30, 2004; and
•	$200 in petty cash which does not earn any interest.

The weighted average interest rate is 0.89% and apart from usual variances in general rates of interest the Company was not exposed to any significant interest rate risk.

Receivables and payables are non-interest bearing.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

The consolidated entity’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2005	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash	1,162,877	20,290,227	-	200	21,453,304	4.57%
Receivables	-	-	-	174,476	174,476	-

	1,162,877	20,290,227	-	174,676	21,627,780

Financial Liabilities
Payables	-	-	-	2,571,181	2,571,181	-
Provisions	-	-	-	123,802	123,802	-

	-	-	-	2,694,983	2,694,983

June 30, 2004	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash	8,531,393	21,048,805	-	200	29,580,398	0.89%
Receivables	-	-	-	92,917	92,917	-

	8,531,393	21,048,805	-	93,117	29,673,315

Financial Liabilities
Payables	-	-	-	2,661,950	2,661,950	-
Provisions	-	-	-	50,889	50,889	-

-		-	-	2,712,839	2,712,839

(c) Net fair values
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective net fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(d) Credit risk
Financial assets, which potentially expose the consolidated entity to concentrations of credit risk, consist primarily of cash and receivables. The consolidated entity’s cash and cash equivalents are placed with high credit quality financial institutions and receivables are presented net of any allowances for estimated doubtful receivables. Accordingly, the Directors believe the consolidated entity has no significant concentration of credit risk.

24 ADDITIONAL COMPANY INFORMATION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered Office	Principal Place of Business
Suite 2	Level 2
1233 High Street	369 Royal Parade
Armadale Vic 3148	Parkville Vic 3052
Australia	Australia

Tel: +61 (03) 9824 8166	Tel: +61 (03) 9349 4906

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP

The financial statements have been prepared in accordance with A-GAAP, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-GAAP and US GAAP.

Reconciliation of net loss
		Years Ended June 30,
		2005	2004	2003

Net loss in accordance with A-GAAP		(25,008,597)	(9,885,614)	(4,584,838)
US GAAP adjustments:
Share-based compensation	(a)
Options issued to consultants for services rendered		155,800	(429,811)	(81,610)
Options issued to directors and employees for services rendered		(17,829)	(87,768)	(28,108)
Options issued to underwriters in connection with subscription of listed options		-	-	(26,400)
Shares issued to consultants and directors for services rendered		(21,996)	(33,023)	(31,004)

Intangible assets - Core intellectual property	(b)
Reversal of amortisation expense attributable to costs capitalised under A-GAAP but expensed under US GAAP		60,670	60,670	60,670
Reversal of amortisation expense attributable to upward asset revaluation		977,463	977,463	977,463
Reversal of impairment expense attributable to costs capitalised under A-GAAP but expensed under US GAAP		9,804,092	-	-

Intangible assets - Capitalised patent costs	(c)
Costs capitalised under US GAAP but expensed under A-GAAP		263,232	477,390	717,119
Amortisation expense attributable to above		(307,806)	(287,506)	(247,689)
Impairment of costs capitalised under US GAAP but expensed under A-GAAP		(3,580,048)	-	-
Deferred tax effect of US GAAP adjustments	(d)	-	-	-
Net loss in accordance with US GAAP		(17,675,019)	(9,208,199)	(3,244,397)

Loss per share in accordance with US GAAP:
Basic and diluted		(0.14)	(0.12)	(0.05)
Weighted average shares - basic and diluted		122,754,061	75,701,818	61,131,313

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

Reconciliation of shareholders’ equity

		Years Ended June 30,
		2005	2004

Total equity in accordance with A-GAAP		19,594,176	38,702,559
US GAAP adjustments:
Intangible assets - Core intellectual property	(b)
Costs capitalised under A-GAAP but expensed under US GAAP		-	(910,058)
Reversal of amortisation expense attributable to above		-	276,415
Reversal of upward asset revaluation		-	(14,661,942)
Reversal of amortisation expense attributable to above		-	4,453,360
Intangible assets - Capitalised patent costs	(c)
Costs capitalised under US GAAP but expensed under A-GAAP		-	4,551,285
Amortisation expense attributable to above		-	(926,663)
Deferred tax effect of US GAAP adjustments	(d)	-	-
Total equity in accordance with US GAAP		19,594,176	31,484,956

Rollforward analysis of shareholders’ equity under US GAAP

		Years Ended June 30,
		2005	2004

Balance in accordance with US GAAP, beginning of year		31,484,956	7,378,083
Issuance of shares in connection with private placement, net of issue costs		-	31,018,665
Issuance of shares in connection with exercise of options, net of issue costs		4,708,574	762,500
Issuance of options to consultants for services rendered	(a)	24,699	429,811
Issuance of options to directors and employees for services rendered	(a)	17,829	87,768
Issuance of shares to consultants and directors for services rendered	(a)	277,136	1,016,328
Issuance of shares for legal settlement		756,000	-
Net loss in accordance with US GAAP		(17,675,019)	(9,208,199)
Balance in accordance with US GAAP, end of year		19,594,176	31,484,956

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

a.	Share-based compensation

Options issued to consultants for services rendered

As disclosed in Note 11(c), the Company issued 600,000, 1,444,500 and 405,000 share options to outside consultants during the years ended June 30, 2005, 2004 and 2003, respectively. Under A-GAAP, the Company recognized compensation expense based on the directors’ valuation of the options issued during the year ended June 30, 2005. No compensation cost was recognized in respect of the options issued by the Company during the years ended June 30, 2004 and 2003 under A-GAAP. Under US GAAP, the options issued to the outside consultants are accounted for under Statements of Financial Accounting Standards (“SFAS”) No. 123: Accounting for Stock Based Compensation (“SFAS 123”) and Emerging Issues Task Force Issue No. 96-18: Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services (“EITF 96-18”). Accordingly, the Company has calculated compensation cost based on the estimated fair value of the options measured on the date the services were completed by the respective consultants, using the Black-Scholes model with the following weighted average assumptions:

•	risk-free interest rate of 4.9% for 2005, 5.5% for 2004 and 4.5% for 2003;
•	no dividends;
•	expected volatility of 62% for 2005, 82% for 2004 and 48% for 2003; and
•	expected life of two years for 2005, 2004, and 2003.

The compensation cost is charged to operations ratably over the vesting period. The resulting difference between the A-GAAP compensation expense (if any) and the US GAAP compensation expense is recognized in the reconciliation.

Options issued to directors and employees for services rendered

As disclosed in Note 11(c), the Company issued 2,480,000, 264,667 and 158,274 share options to directors and employees during the years ended June 30, 2005, 2004 and 2003, respectively. Under A-GAAP, no compensation cost has been recognized in respect of the share options issued by the Company. Under US GAAP, the Company has elected to account for the issuance of share options to the directors and employees in accordance with Accounting Principles Board (“APB”) Opinion No. 25: Accounting for Stock Issued to Employees and related interpretations (“APB 25”). Under APB 25, compensation cost is recognized to the extent that the quoted market price of the stock exceeds the exercise price of the options at the measurement date, and is charged to earnings ratably over the vesting period. For options that vest upon the achievement of a target stock price, compensation expense is recognized when the target is achieved.

Had compensation cost related to the issuance of options to directors and employees been recorded at fair value on the date of grant in accordance with SFAS 123, the consolidated entity’s net loss and loss per share amounts (calculated in accordance with US GAAP) would have been reduced to the pro forma amounts indicated below:

	Years Ended June 30,
	2005	2004	2003

US GAAP net loss, as reported	(17,675,019)	(9,208,199)	(3,244,397)
Add: Stock-based employee compensation expense included in US GAAP reported net loss	17,829	87,768	28,108
Deduct: Total stock-based employee compensation expense determined under fair value based method	(1,708,925)	(137,741)	(41,331)
US GAAP pro forma net loss	(19,366,115)	(9,258,172	(3,257,620)
US GAAP basic and diluted loss per share
- As reported	(0.14)	(0.12)	(0.05)
- Pro forma	(0.16)	(0.12)	(0.05)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

Options issued to underwriters in connection with subscription of listed options

As disclosed in Note 11(c), the Company issued 55,000 share options to underwriters on March 1, 2003 in connection with the underwriters’ subscription of the remaining balance of the listed options with an expiration date of March 1, 2003 that had not been exercised by existing option holders. Under A-GAAP, no compensation cost was recognized in respect of the share options issued by the Company. Under US GAAP, the options issued to the underwriters were accounted for under SFAS 123. Accordingly, the consolidated entity has calculated compensation cost based on the estimated fair value of the options measured on March 1, 2003. Because the options are exercisable only on the date of grant, the Company estimated the fair value of the options based on the intrinsic value of the options.

Shares issued to consultants and directors for services rendered

As disclosed in Note 11(b), the Company issued 228,215, 1,119,225 and 146,969 shares to outside consultants in consideration for services rendered to the Company during the years ended June 30, 2005, 2004 and 2003, respectively. The Company also issued 249,999 shares to directors in consideration for services rendered to the Company during each of the years ended June 30, 2005 and 2004. Under A-GAAP, the consolidated entity recognized compensation expense based on the directors’ valuation of the services rendered or shares issued. Under US GAAP, the shares issued to the outside consultants and directors are accounted for under SFAS 123 and EITF 96-18. Accordingly, compensation expense is based on the quoted market price of the shares measured on the date the services were completed. The resulting difference between the A-GAAP compensation expense and the US GAAP compensation expense is recognized in the accompanying reconciliation.

b.	Intangible assets - Core intellectual property

Under A-GAAP, the consolidated entity capitalised costs associated with the acquisition and development of core intellectual property until December 1999. Such costs were amortized on a straight-line basis over the estimated useful life of 15 years. In December 1999, the directors revalued the intangible assets upwards by A$14,661,942 and recorded the revaluation in the asset revaluation reserve in equity. The increased asset value resulted in additional amortisation for periods subsequent to the revaluation. All costs associated with the acquisition and development of core intellectual property incurred subsequent to the December 1999 revaluation are expensed as incurred under A-GAAP.

Under US GAAP, costs associated with the acquisition of core intellectual property are capitalised while costs associated with the development of core intellectual property are expensed as incurred. Upward revaluations of intangible assets are not allowed (except in connection with a purchase business combination). Accordingly, the amortization expense attributable to the costs capitalized under A-GAAP but expensed under US GAAP as well as the amortization expense attributable to the upward asset revaluation is reversed in the accompanying reconciliation.

As a result of the cancellation of a clinical study for the compound PBT-1 in April 2005 due to toxicity issues, the consolidated entity reviewed the carrying value of the core intellectual property and resolved to impair the value to A$nil as of June 30, 2005 based on estimated future discounted cash flows. The A-GAAP impairment expense relating to costs capitalised under A-GAAP but expensed under US GAAP has been reversed in the accompanying reconciliation.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

c.	Intangible assets - Capitalised patent costs

Under A-GAAP, all costs associated with the acquisition and development of patents incurred subsequent to the December 1999 revaluation of core intellectual property (see paragraph (b) above) are expensed as incurred. For US GAAP purposes, up until December 31, 2004, all costs associated with the acquisition of patents, legal costs incurred in connection with successful patent defences and costs associated with successful patent applications deemed to be recoverable from the future development of products were capitalised and amortized on a straight-line basis over the estimated useful life of 15 years. Such capitalised costs are tested for recoverability whenever events or circumstances indicate that the carrying amount of the costs may not be recoverable. All other costs associated with patents were expensed as incurred. Effective January 1, 2005, the Company changed its US GAAP accounting policy and expenses all patent costs as incurred.

As a result of the cancellation of a clinical study for the compound PBT-1 in April 2005 due to toxicity issues, the consolidated entity reviewed the carrying value of the US GAAP capitalised patent costs and resolved to impair the capitalised costs to the fair value of A$nil based on estimated future discounted cash flows. The resulting impairment expense has been recognized in the accompanying reconciliation.

d.	Deferred tax effect of US GAAP adjustments

The deferred tax effect of US GAAP adjustments is A$nil because it is more likely than not that the net deferred tax asset will not be realized, and accordingly, the consolidated entity has recorded a 100% valuation allowance against the net deferred tax asset.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

e.	Statement of cash flows

The presentation of the Statements of Cash Flows in accordance with A-GAAP differs from that required in accordance with SFAS No. 95: Statement of Cash Flows (“SFAS 95”) under US GAAP. Under A-GAAP, cash held in term deposits with original maturities of less than one year is classified as cash. Under US GAAP, term deposits with original maturities greater than 90 days do not qualify as cash or cash equivalents; rather, such term deposits are classified as current investments. Accordingly, the net change in term deposits with original maturities greater than 90 days is classified as a component of cash flows from investing activities for US GAAP purposes.

The following is a reconciliation of the Statements of Cash Flows had the statement been prepared using the presentation requirements of SFAS 95 (A-GAAP measurement principles have been adopted):

	Years Ended June 30,
	2005	2004	2003
Net cash flows used in operating activities, as reported	(11,418,813)	(5,347,420)	(3,590,613)

Net cash flows used in investing activities, as reported	(50,466)	(134,362)	(87,929)
Less: Term deposits with original maturities greater than 90 days	(31,359)	(1,630,000)	-
Net cash outflows used in investing activities, as adjusted	(81,825)	(1,764,362)	(87,929)

Net cash flows from financing activities, as reported	4,704,757	31,781,165	3,569,792

Net increase/(decrease) in cash held, as adjusted	(6,795,881)	24,669,383	(108,750)

Opening cash brought forward	29,580,398	3,463,783	3,585,014

Exchange rate adjustments on foreign currency transactions	(1,362,572)	(182,768)	(12,481)

Cash at end of year, as reported	21,453,304	29,580,398	3,463,783

Less: Term deposits with original maturities greater than 90 days	(31,359)	(1,630,000)	-

Cash at end of year, as adjusted	21,421,945	27,950,398	3,463,783

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

f.	Classification differences

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

Under A-GAAP, other expenses from ordinary activities consist of the following:

	Years Ended June 30,
	2005	2004	2003

Travel	432,316	284,105	295,257
Insurance	191,705	53,451	62,403
Marketing	442,920	230,459	198,832
Office overhead costs	322,017	190,488	198,704
Other	13,252	269	13,397

Total	1,402,210	758,772	768,593

Under US GAAP, travel, insurance, marketing and office overhead costs are classified as general and administrative costs.

g.	Additional US GAAP disclosures

Share-based compensation
The following table summarizes the activity of share options issued to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (adopted on November 17, 2004) during the year ended June 30, 2005 and share options issued to employees under the Employee and Consultants Option Plan 2000 during the years ended June 30, 2004 and 2003:

	Years Ended June 30,
	2005		2004			2003
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)		Number of options	Weighted average exercise price ($)
Outstanding at beginning of year	409,667	0.50	145,000	0.50		-	-
Granted	2,100,000	0.12	264,667	0.50		158,274	0.50
Exercised	-	-	-	-		(13,274)	0.50
Forfeited	-	-	-	-	-	-	-
Expired	(409,667)	0.50	-	-		-	-
Outstanding at end of year (a)	2,100,000	0.12	409,667	0.50		145,000	0.50
Exercisable at end of year	500,000	0.50	311,667	0.50		50,000	0.50

(a)
Of the 2,100,000 options outstanding as of June 30, 2005, 1,600,000 options have an exercise price of A$nil and a weighted average remaining contractual life of six years. The remaining 500,000 options have an exercise price of A$0.50 with a weighted average remaining contractual life of three years.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

The weighted average grant date fair value of the options issued to directors under the 2004 Employees, Directors and Consultants Share and Option Plan during the year ended June 30, 2005 and options issued to employees under the Employee and Consultants Option Plan 2000 during the years ended June 30, 2004 and 2003 is A$0.44, A$0.44 and A$0.43, respectively. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model for options without market conditions and the Barrier option pricing model was used for options with market conditions, with the following weighted average assumptions:

•	risk-free interest rate of 5.2% for 2005, 4.9% for 2004 and 4.3% for 2003;
•	no dividends;
•	expected volatility of 65.7% for 2005, 74.3% for 2004 and 82.0% for 2003; and
•	expected life of five years for 2005 and two years for 2004 and 2003.

The following table summarizes the activity of share options issued to directors under the 2004 ADS Option Plan during the year ended June 30, 2005. Each option is exercisable for one ADR which equals ten shares. The 2004 ADS Option Plan was adopted on November 17, 2004 and therefore no options were issued under the plan in prior years.

	Year ended June 30, 2005
	Number of options over ADRs	Weighted average exercise price ($)
Outstanding at beginning of year	-		-
Granted	380,000	$	US5.00 ($6.57)
Exercised	-		-
Expired	-
Forfeited	-		-
Outstanding at end of year (b)	380,000	$	US5.00 ($6.57)

Exercisable at end of year	380,000	$	US5.00 ($6.57)

(b)	All 380,000 options outstanding as of June 30, 2005 have an exercise price of US$5.00 ($6.57) and a weighted average remaining contractual life of eight years.

The weighted average grant date fair value of the options issued to directors under the 2004 ADS Option Plan during the year ended June 30, 2005 is A$3.99. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

•	risk-free interest rate of 5.4%;
•	no dividends;
•	expected volatility of 73.6%; and
•	expected life of eight years.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

The following table summarizes the activity of share options issued to consultants during the year ended June 30, 2005, 2004 and 2003:

	Years Ended June 30,
	2005		2004		2003
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Outstanding at beginning of year	1,109,500	0.35	815,000	0.51	410,000	0.50
Granted	600,000	0.50	1,444,500	0.57	405,000	0.51
Exercised	-	-	950,000	0.61	-	-
Forfeited	-	-	-	-	-	-
Expired	(497,500)	0.52	(200,000)	0.50	-	-
Outstanding at end of year (c)	1,212,000	0.50	1,109,500	0.35	815,000	0.51

Exercisable at end of year	1,045,333	0.50	1,089,500	0.42	815,000	0.50

(c)	All 1,212,000 options outstanding as of June 30, 2005, have an exercise price of A$0.50 with an average remaining contractual life of two years.

The weighted average grant date fair value of options issued to consultants during the years ended June 30, 2005, 2004 and 2003 is A$0.27, A$0.30 and A$0.19, respectively. Refer to Note 25(a), Options issued to consultants for services rendered for the assumptions used to estimate the grant date fair value.

As previously disclosed, the Company issued 55,000 share options to underwriters on March 1, 2003 which were immediately exercised on the same day. Because the options were exercisable only on the date of grant, the Company estimated the grant date fair value of A$0.48 based on the intrinsic value of the options.

Refer to Notes 11(b) and 11(d) for information regarding shares and warrants granted to consultants and directors during the years ended June 30, 2005, 2004 and 2003

Income tax

The consolidated entity has adopted SFAS No. 109: Accounting for Income Taxes (“SFAS 109”) for US GAAP purposes. SFAS 109 requires a “liability approach” to accounting for income taxes, which as it applies to the consolidated entity, is very similar to that adopted under A-GAAP.

Under A-GAAP, the deferred tax asset in respect of income tax losses carried forward disclosed in Note 4 is not recognized unless the benefit is virtually certain of realisation. Under US GAAP, the benefit is not recognized unless realisation is more likely than not.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

The components of A-GAAP loss from ordinary activities before income tax expense consisted of the following for the years ended June 30, 2005, 2004 and 2003:

	Years ended June 30, 2005
	2005	2004	2003

Australia	(24,933,300)	(9,885,614)	(4,584,838)
Foreign	(75, 297)	-	-

	(25,008,597)	(9,885,614)	(4,584,838)

The components of the US GAAP deferred tax assets and liabilities as of June 30, 2005 and 2004 are as follows:

	June 30, 2005
	2005	2004
Deferred tax assets

Net operating loss carryforwards	11,700,174	6,097,949
Foreign exchange losses	410,951	31,500
Provision accruals	37,141	15,268
Other	57,954	61,550

Total gross deferred tax assets	12,206,220	6,174,767

Deferred tax liability	-	-

Net deferred tax asset	12,206,220	6,206,267

Valuation allowance	(12,206,220)	(6,206,267)

Net recorded deferred taxes	-	-

As of June 30, 2005, the Company has net operating loss carryforwards in Australia of A$38,940,507 that may be carried forward indefinitely and net operating loss carryforwards in the United States of A$60,073 that can be carried forward for 20 years

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25 RECONCILIATION TO US GAAP (continued)

Recently issued but not yet adopted accounting pronouncements

In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123 (revised 2004): Share-Based Payments (“SFAS 123R”). This statement eliminates the option to apply the intrinsic value measurement provisions of APB 25 to stock compensation awards issued to directors and employees. Rather, SFAS 123R requires companies to measure the cost of director and employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost will be recognized over the period during which the director or employee is required to provide services in exchange for the award -- the requisite service period (usually the vesting period). SFAS 123R applies to all awards granted after the required effective date (July 1, 2005 for Prana) and to awards modified, repurchased, or cancelled after that date.

As permitted by SFAS 123, the consolidated entity currently accounts for share-based payments to directors and employees using APB 25, the intrinsic value method. Accordingly, the adoption of the SFAS 123R fair value method may have a significant impact on the consolidated entity’s results of operations, although it will have no impact on its overall financial position. The full impact of the adoption of SFAS 123R cannot be predicted at this time, as it depends on levels of share-based payments for future grants. However, had the consolidated entity adopted SFAS 123R in prior periods, the impact of that standard would have approximated the impact of SFAS 123, as disclosed in Note 25(a), Share-based compensation - Options issued to directors and employees for services rendered.

In December 2004, the FASB issued SFAS No. 153: Exchanges of Nonmonetary Assets - an amendment of APB Opinion No. 29 (“SFAS 153”), which amends APB Opinion No. 29: Accounting for Nonmonetary Transactions to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. SFAS 153 is effective for nonmonetary assets exchanges occurring in fiscal periods beginning after June 15, 2005 (fiscal 2006 for Prana).  At this time, management reasonably believes that the adoption of SFAS 153 will not have a material effect on the consolidated entity’s financial position or results of operations.

In May 2005, the FASB issued SFAS No. 154: Accounting Changes and Error Corrections (“ SFAS 154”), a replacement of APB Opinion No. 20: Accounting Changes and SFAS No. 3: Reporting Accounting Changes in Interim Financial Statements, effective for fiscal years beginning after December 15, 2005 (fiscal 2007 for Prana). SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. At this time management reasonably believes that the adoption of SFAS 154 will not have a material effect on the consolidated entity’s financial position or results of operations.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prana Biotechnology Limited

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Dated: December 21, 2005