Form 20-F
period 2006-06-30
PRANA BIOTECHNOLOGY LTD
filed 2006-09-29
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2006

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

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

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2006……………………..128,144,260

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐       Accelerated filer ☐         Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form F-3 File No. 333-116232.

INTRODUCTION

Prana Biotechnology Limited was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease. Other potential applications for our therapies include age-related cataracts, Huntington disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease), Motor Neuron disease and Parkinson’s disease. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” The Bank of New York, acting as depositary, issues our ADRs, each of which evidences an American Depositary Share, which in turn represents ten of our ordinary shares. We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004. As used in this annual report, the terms “we,” “us,” “our” and “Prana” mean Prana Biotechnology Limited and its subsidiaries, unless otherwise indicated.

We have not obtained or applied for trademarks registrations. Any trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the Australian equivalents to International Financial Reporting Standards adopted by the Australian Financial Reporting Council on January 1, 2005, which became effective for our company as of our fiscal year ended June 30, 2006. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations. Such forward-looking statements reflect our current view with respect to future events and financial results. We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements. We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof. We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.”

D.	Selling Shareholders	74
E.	Dilution	74
F.	Expenses of the Issue	74
ITEM 10.	ADDITIONAL INFORMATION	74
A.	Share Capital	74
B.	Memorandum and Articles of Association	74
C.	Material Contracts	74
D.	Exchange Controls	76
E.	Taxation	77
F.	Dividends and Paying Agents	85
G.	Statement by Experts	85
H.	Documents on Display	86
I.	Subsidiary Information	86
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	86
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	87
PART II		87
ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	87
ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	87
ITEM 15.	CONTROLS AND PROCEDURES	87
ITEM 16.	RESERVED	88
ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT	88
ITEM 16B.	CODE OF ETHICS	88
ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	88
ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	89
ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	89
ITEM 17.	FINANCIAL STATEMENTS	89
ITEM 18.	FINANCIAL STATEMENTS	90
ITEM 19.	EXHIBITS	90
SIGNATURES		93

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A. SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated. The information set forth below should be read in conjunction with Item 5. “Operating and Financial Review and Prospects” as well as our consolidated financial statements and notes thereto appearing elsewhere in this annual report.

We prepare our consolidated financial statements in accordance with the Australian equivalents to International Financial Reporting Standards, or IFRS, adopted by the Australian Financial Reporting Council on January 1, 2005, which became effective for our company as of our fiscal year ended June 30, 2006. Under the Australian Accounting Standards Board, or AASB, Standard No.1, “First-time Adoption of Australian Equivalents to International Financial Reporting Standards,” or AASB 1, a company adopting Australian IFRS, or A-IFRS for the first time is required to adopt accounting policies that comply with A-IFRS and related interpretations that are in effect at the reporting date of its first annual financial statements prepared in accordance with A-IFRS, in our case June 30, 2006. AASB 1 also requires that those policies be applied as of the date of transition to A-IFRS, in our case July 1, 2004, and consistently throughout all periods presented in the first annual financial statements prepared in accordance with A-IFRS.

The Securities and Exchange Commission, or SEC, has adopted a one-time accommodation that permits eligible foreign private issuers, such as our company, to present two years rather than three years of statements of operations, changes in shareholders’ equity and cash flow statements prepared in accordance with IFRS for their first year of reporting under IFRS. Our first annual consolidated financial statements prepared under A-IFRS (which is complaint with IFRS) are for the fiscal year ended June 30, 2006 and this annual report on Form 20-F has been prepared in reliance on such SEC accommodation.

A-IFRS differ in certain significant respects from generally accepted accounting principles in the United States, or U.S. GAAP. Please refer to Note 26 to our consolidated financial statements included in this annual report for a description of the differences between A-IFRS and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the periods and as of the dates therein indicated.

The selected consolidated financial data as of and for the years ended June 30, 2006 and 2005 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of and for the years ended June 30, 2004, 2003 and 2002 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

Statement of Operations Data:

	Year Ended June 30,
	2006	2005	2004	2003	2002
	(in A$, except number of shares)
A-IFRS:
Revenue	762,023	892,135	-	-	-
Other income	288,263	1,760,978	-	-	-

Research and development expenses	(7,613,045)	(7,109,839)	-	-	-
Research and development expenses - related party	-	(577,757)	-	-	-
Personnel expenses	(3,418,008)	(5,750,929)	-	-	-
Intellectual property expenses	(466,426)	(729,583)	-	-	-
Audit fees	(205,815)	(202,032)	-	-	-
Travel expenses	(212,184)	(432,316)	-	-	-
Marketing expenses	(134,750)	(442,920)	-	-	-
Depreciation expenses	(118,196)	(65,223)	-	-	-
Amortization expenses	-	(83,200)	-	-	-
Other expenses	(824,625)	(1,204,930)	-	-	-
Other expenses - related party	-	-	-	-	-
Foreign exchange gain (loss)	223,454	(1,362,572)	-	-	-
Impairment of intangible assets	-	(786,240)	-	-	-
Net loss	(11,719,309)	(16,094,428)	-	-	-
Loss per share - basic and diluted	(0.09)	(0.13)	-	-	-
Weighted average number of ordinary shares outstanding - basic and diluted	128,053,601	122,754,061	-	-	-

U.S. GAAP:
Net loss	(11,719,309)	(17,799,429)	(9,208,199)	(3,244,397)	(4,728,019)
Loss per share - basic and diluted	(0.09)	(0.15)	(0.12)	(0.05)	(0.08)
Weighted average number of ordinary shares outstanding - basic and diluted	128,053,601	122,754,061	75,701,818	61,131,313	57,623,389

Balance Sheet Data:
	As at June 30,
	2006	2005	2004	2003	2002
	(in A$ )
A-IFRS:
Cash and cash equivalents	10,013,778	21,453,304	-	-	-
Working capital	8,780,413	19,427,962	-	-	-
Total assets	10,421,146	22,289,159	-	-	-
Net assets	8,729,350	19,594,176	-	-	-
Issued capital	55,097,675	54,662,445	-	-	-
Share based payment reserves	2,867,249	2,447,996	-	-	-
Accumulated deficit during development stage	(49,235,574)	(37,516,265)	-	-	-
Total equity	8,729,350	19,594,176	-	-	-

U.S. GAAP:
Total assets	10,421,146	22,289,159	34,197,794	7,944,306	7,231,703
Accumulated deficit during development stage	(53,415,183)	(41,695,874)	(24,108,881)	(14,900,682)	(11,656,285)
Contributed equity	62,144,533	61,290,050	55,593,837	22,278,765	18,372,088
Total equity	8,729,350	19,594,176	31,484,956	7,378,083	6,715,803

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into the US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Year Ended June 30,	At Period End	Average Rate	High	Low
2002	0.5614	0.5682	0.5747	0.4858
2003	0.6713	0.5623	0.6729	0.5280
2004	0.6903	0.7139	0.8005	0.6345
2005	0.7620	0.7535	0.7988	0.6852
2006	0.7301	0.7478	0.7792	0.7014

Month	High	Low
April 2006	0.7604	0.7109
May 2006	0.7792	0.7465
June 2006	0.7652	0.7269
July 2006	0.7674	0.7377
August 2006	0.7715	0.7551
September 2006	0.7720	0.7463

The noon buying rate on September 29, 2006 was US$0.7499 = A$1.00.

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

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of our product candidates. We may not have sufficient financial resources available to us to meet our actual operating expenses and capital requirements after March 2007. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

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

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. However, such additional financing may not be available from any sources on acceptable terms, or at all, and we may not be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail our operations, including our research and development activities, which could have a material adverse effect on our business, financial condition and results of operations.

Our failure to raise additional capital before March 2007 would have a material adverse effect on our company’s ability to continue as a going concern and to achieve its business objectives. Our auditors have included a going concern uncertainty paragraph in their report. The accompanying financial statements do not include any adjustments relating to the recoverability of the carrying amount of recorded assets or the amount of liabilities that might result should we be unable to continue as a going concern.

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

Product development costs to our collaborators and us will increase if we have delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned. Significant delays could have a material adverse effect on the commercial prospects of our product candidates and our business, financial condition and results of operations.

There is a substantial risk that we may not be able to complete the development of PBT-2 or develop other pharmaceutical products.

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of PBT-2 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

We may need to prioritize the development of our most promising candidates at the expense of the development of other products.

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising product or products. The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development. We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

We will not be able to commercialize our PBT-2 therapeutic compound for Alzheimer’s disease or any future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our PBT-2 product candidate is safe and effective for use in humans for each target indication. Conducting pre-clinical testing and clinical studies is an expensive, protracted and time-consuming process. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We may not be able to undertake further clinical trials of our PBT-2 compound as a therapeutic for Alzheimer’s disease and any future product candidate (including one that may emerge from our vaccine program), or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. For example, in April 2005, we ceased clinical trials of our PBT-1 compound as a treatment for Alzheimer’s disease. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

We have limited manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We may not be able to manufacture sufficient quantities of PBT-2 or any other development or product candidates in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and human clinical trials which could have a material adverse effect on our business, financial condition and results of operations.

We may be required to enter into contracting arrangements with third parties to manufacture PBT-2 and any other development or product candidates for large-scale, preclinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale, or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the products that we currently intend to develop or may develop in the future. We can not predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain an acceptable purity for any product candidate or an acceptable impurity profile, pre-clinical and clinical trials would be delayed, which could have a material adverse effect on the priority of the development of our product candidates, our business, financial condition and results of operations.

We are dependent upon a sole supplier of our lead compound, PBT-2, and could incur significant costs and delays if we are unable to promptly find a replacement.

We typically rely on a single manufacturer to develop Good Manufacturing Practice (GMP) synthetic processes for our lead compounds. Our lead compound, PBT-2, is manufactured by the Institute of Drug Technology Limited. We intend to continue this relationship and this approach with further compounds if the relationship remains financially viable. We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

We have a history of operating losses and may not achieve or maintain profitability in the future.

We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT-2. We reported net losses of A$11,719,309 and A$16,094,428 during the fiscal years ended June 30, 2006 and 2005, respectively. As of June 30, 2006, our accumulated deficit was A$49,235,574. We may never be able to achieve or maintain profitability.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own products and technologies;

•	obtain licenses to the patented technologies of third parties;

•	operate without infringing on the proprietary rights of third parties; and

•	protect our trade secrets, know-how and other confidential information.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could have a material adverse effect on our business, financial condition and results of operations.

If we do not obtain the necessary governmental approvals we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived therefrom will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutics Goods Administration, or TGA, and the Food and Drug Administration, or FDA, in the United States, the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom, the Medical Products Agency, or MPA, in Sweden and the European Medicines Agency, or EMEA. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA in the United States and the MHRA in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Delays in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

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

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA, MHRA, MPA, EMEA, and other regulatory approvals.

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

If healthcare insurers and other organizations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our business and prospects.

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

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialization of our products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialization of a product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Risks Relating to Our Securities

Our stock price may be volatile and the U.S. trading market for our American Depositary Shares is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years, the market price for our ordinary shares on the Australian Stock Exchange has ranged from as low as A$0.13 to a high of A$0.70 and the market price of our American Depositary Shares on the NASDAQ Capital Market has ranged from as low as US$0.98 to a high of US$5.05. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

As a result of changes to the laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. Effective as of our fiscal year ending June 30, 2008, we will be required to implement Section 404 of the Sarbanes-Oxley Act of 2002, which governs internal controls and procedures for financial reporting. The compliance with respect to the requirement to provide an auditor’s attestation report on internal control over financial may be subject to additional relief granted by the Securities and Exchange Commission. We expect that we will need to expend significant management time and financial resources to comply with the applicable requirements. This and other enacted and proposed legislation may increase the fees of our professional advisors and our insurance premiums.

Our accounting staff will need to be trained on the application of U.S. GAAP and the Securities and Exchange Commission accounting requirements; the failure to adequately train our accounting staff could result in a material misstatement to our annual or interim financial statements.

Our management has concluded that our company has insufficient accounting personnel that have sufficient knowledge and experience in U.S. GAAP and the SEC accounting requirements. The accounting personnel who prepare our financial statements will need to be trained on the application of U.S. GAAP accounting pronouncements and standardized reconciliation templates will need to be improved to assist in the reconciliation process between A-IFRS and U.S. GAAP. If the accounting personnel who prepare our financial statements are not adequately trained, our disclosure may be deficient and could result in a material misstatement to our annual or interim financial statements.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADRs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and will once again qualify as a PFIC during the taxable year ended June 30, 2006, under a literal application of the asset test described above, which looks solely to the market value.  If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Australian company listed on the NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the Board of Directors, director nomination procedures, compensation of officers, and quorum at shareholders meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

ITEM 4. INFORMATION ON THE COMPANY

A. HISTORYAND DEVELOPMENT OF THE COMPANY

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

From our inception until our initial public offering registering our shares on the Australian Stock Exchange, or ASX, on March 28, 2000, we financed our operations with loans from two of our then directors, totaling A$2,038,728. On March 28, 2000, we sold 16,000,000 of our ordinary shares and 8,000,000 options to purchase our ordinary shares in an initial public offering. We received net proceeds of A$7,474,323 from the sale of shares and exercise of options. On February 15, 2001, we completed a private placement of 6,666,666 ordinary shares to institutional investors at a price per share of A$0.75 and received net proceeds of A$4,745,599 from the private placement. During the years ended June 30, 2003 and 2002, we received net proceeds of A$3,569,792 and A$580,345, respectively, for the exercise of 7,427,584 and 1,160,690 options (including the conversion of 7,289,310 listed options in March 2003), which funds were added to our working capital. In September 2003, we raised an additional A$4,675,019 (net of issuance costs) through a private placement of 7,102,853 ordinary shares to institutional and accredited investors at a subscription price of A$0.70 per share. In April 2004, we raised A$26,352,147 (net of issuance costs) in a private placement in the United States (which was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004), through the sale of 4,000,000 ADRs to institutional and accredited investors at a price of US$5.00 per ADR and five-year warrants to purchase 3,000,000 ADRs at an exercise price of US$8.00 per ADR. In the fiscal year ended June 30, 2004, we also received net proceeds of A$757,166 for the exercise of options to purchase 1,325,000 ordinary shares, which funds were added to our working capital. Additionally, during the fiscal year ended June 30, 2004 we issued ordinary shares for nil consideration at a cost of A$3,167 which was subtracted from our working capital. In the fiscal year ended June 30, 2005, we received net proceeds of A$4,753,333 from the exercise of options to purchase 9,506,666 ordinary shares, which funds were added to our working capital. No options were exercised in the fiscal year ended June 30, 2006. As at June 30, 2006, we had A$10,013,778 in cash and cash equivalents and our working capital was A$8,780,413.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT-1 compound as a therapeutic for the treatment of Alzheimer’s disease and in early August 2003, our PBT-2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.

On April 11, 2005, we announced that we would not proceed with the scheduled Phase II/III study of PBT-1 and that we had re-evaluated our further work on the PBT-1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT-1 clinical trial material, we found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially increase the risk of side-effects and mutagenicity. We reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT-1 for the treatment of Alzheimer’s disease was not appropriate. On June 30, 2005, our Board of Directors determined that the core intellectual property relating to PBT-1 had been impaired and the carrying value was written-off. As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs.

On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to PBT-2, our lead candidate for the potential treatment of Alzheimer's disease. Unlike PBT-1, PBT-2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity that has been associated with a mutagenic potential. PBT-2, the result of rational drug design, was designed “from the ground up” to fulfill very specific criteria. It was designed to be orally bioavailable and to cross the blood brain barrier. PBT-2 was selected from several hundred compounds that had been developed by us at such time and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing and has been designed to have an improved safety and efficacy profile compared to PBT-1. In February 2004, we were awarded a second research and development START grant of A$1.35 million to take PBT-2 through safety testing and Phase I clinical trials for Alzheimer’s disease. Initial preclinical toxicology testing for PBT-2 was completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics (absorption, distribution, metabolism, and excretion) of PBT-2. Data from the study shows that PBT-2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT-2 and those receiving the placebo. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased predictably and in a linear manner, both of which are strong characteristics for a development candidate. Concurrent findings in a pre-clinical mouse model indicate that PBT-2 passes into the brain more extensively than its predecessor, PBT-1. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT-2 in 32 elderly, healthy, male and female volunteers (45 to 75 years).

On May 5, 2006 we announced that we received an expert report in respect of the Phase I trials for PBT-2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Ritchie reported that the two Phase I studies indicate that PBT-2 is generally well tolerated at doses to 800mg, that in both studies there were no differences of clinical significance in overall rates of adverse effects between PBT-2 and the placebo groups and there appears to be no relationship between dose and rate of adverse effects. Of the adverse effects that were seen, the vast majority of these were thought to be unrelated to PBT-2 treatment and of the few that were possibly related, they appeared mild and self limiting. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. The data from the two studies indicate that after oral administration, in healthy human volunteers, PBT-2 is rapidly absorbed (Tmax < 3hrs), achieves good blood levels (in the micromolar range), is primarily metabolized to PBT-2-glucuronide and is renally cleared. PBT-2 exposure increases with increasing single doses, with relatively little accumulation on repeat dosing. Dosing in the clinical trials did not exceed 800mg. once daily for seven days. The terminal elimination rate (apparent clearance) appeared relatively consistent across all doses tested. PBT-2 appears well tolerated in both male and females and there appears little, if any, age difference in the tolerability or pharmacokinetics (absorption, distribution, metabolism, and excretion) of PBT-2. The most common adverse effects noted were headache, gastrointestinal disturbance and somnolence. Dosing did not appear to reach the maximum tolerated dose for healthy volunteers.

On May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT-2 in patients with Alzheimer’s disease. The study, to be conducted in several sites in Sweden, will evaluate the safety and tolerability of PBT-2, as well as measures of the drug’s mechanism of action and indicators of potential efficacy in Alzheimer’s disease. The Phase IIa study is a randomized, double-blind, placebo-controlled design, in which Alzheimer’s disease patients will receive three months of either one of two oral doses of PBT-2, or placebo. In addition to examining safety and tolerability, the study will investigate the ability of PBT-2 to affect multiple cerebrospinal fluid, or CSF biomarkers, and blood biomarkers of Alzheimer’s disease during the treatment period. Outcomes will include measures of CSF a-beta and tau levels as well as neurocognitive and behavioral changes. The study is expected to commence enrollment in the fourth quarter of 2006, subject to final regulatory approval, and assuming such start date, results are expected to be reported by the end of 2007.

Our company is the exclusive licensee of an international patent application in the name of the General Hospital Corporation directed to a novel target for an Alzheimer's disease vaccine. The Commonwealth Government of Australia provided us with A$227,252 Biotechnology Innovation Fund, or BIF, grant for the initial proof of concept stage of this research. The research under this BIF grant finished at the end of January 2005 having achieved the scientific milestone demonstrating that a mouse could generate antibodies that preferentially recognize dimerized ‘toxic linked’ forms of beta-amyloid and not the endogenous monomeric form of beta amyloid. Currently we are undertaking the screening of mouse hybridomas (hybrid cells produced by injecting a specific antigen into a mouse, collecting an antibody-producing cell from the mouse’s spleen, and fusing it with a long-lived cancerous immune cell called a myeloma cell). Individual hybridoma cells will be cloned and tested to try to identify a mouse monoclonal antibody candidate for use in a prospective mouse passive vaccine trial during 2007. We will be utilizing the resources of the University of Melbourne and the Mental Health Research Institute, and possibly other institutes, to conduct this research.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with whom we have relationships. In the three fiscal years ended June 30, 2006 our capital expenditures have totaled A$240,453.  We have not incurred any material capital expenditures since July 1, 2006.

B. BUSINESS OVERVIEW

Prana’s Background

Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. The diseases associated with aging have, however, yet to be fully understood or effectively treated. It is now believed that a number of age-related diseases may be capable of being treated.

The protein believed to be involved in the toxicity associated with Alzheimer's disease is beta amyloid. Very little was known about beta-amyloid protein until 1984 when Professors Colin Masters, Konrad Beyreuther and the late Dr. Glenner sequenced the chemistry of the protein which has since become the dominant focus world-wide of Alzheimer’s disease research.

In 1987, Professors. Masters and Beyreuther and Professor Rudolph Tanzi of Harvard Medical School discovered how beta-amyloid was produced and in 1994, Professor Ashley Bush of Harvard Medical School discovered that the interaction between metals and beta-amyloid is associated with the toxicity seen in Alzheimer’s disease, hopefully paving the way for the development of therapeutic drugs to treat the disease.

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

Work conducted at the first two of these institutions demonstrated that clioquinol, codenamed PBT-1, had potential efficacy for the treatment of Alzheimer’s disease. Our research efforts led to the development of a novel MPAC within the same chemical class as PBT-1, PBT-2, a low molecular weight chemical entity that demonstrates a significant preclinical improvement over PBT-1, and a portfolio of approximately 300 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT-1 and the remaining MPACs are of other chemical classes). Our research program aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease as well as for our other major disease indications (such as Parkinson’s disease and Huntington’s disease).

Platform Technology and Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of age related diseases based on the interrelationship of metals and proteins. To date, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for:

•	Age-related cataracts;

•	Parkinson’s disease;

•	Huntington’s disease; and

•	other neurodegenerative diseases.

Alzheimer’s Disease. Research is ongoing to increase our understanding of the neuropathology of Alzheimer’s disease. Our research continues to focus on the structure and function of beta-amyloid and its precursor, and protein structural studies specifically around the sites of interaction between metals, metal complexes and our MPACs and the significant proteins in Alzheimer’s disease such as APP and beta-amyloid. For a description of the history and development of our lead PBT-2 compound as a therapeutic for the treatment of Alzheimer’s disease see Item 4A. “Information on the Company - History and Development of the Company.”

Age-Related Cataracts. Basic research in the area of age related cataracts is being conducted by several independent groups of researchers around the world. Data to date indicates that some age-related cataracts contain the same protein aggregation as that seen in Alzheimer’s disease. Preliminary animal data suggests that the deposition of some proteins in age related cataracts may be related to the inappropriate interaction of metals and amyloid species. At present, we are not undertaking active research in this area, although through the close ties with Professor Masters and the University of Melbourne, we retain the ability and opportunity to investigate the usefulness of its MPAC portfolio in treating and/or preventing age-related cataracts, if and when additional evidence arises to prioritize this opportunity. We can give no assurance that such research will continue or if continuing will be successful.

Parkinson's Disease. Parkinson’s disease is another crippling disease of the aging population. It causes a progressive slowing of movement, tremor and the loss of fine motor control. Increasingly, dementia is being recognized as a significant component of Parkinson’s disease. Existing therapies may provide some short term symptomatic relief but do not address the underlying cause of the disease. We believe that our platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease. Parkinson’s disease is believed to affect between 11 to 14 people per 100,000 and the incidence increases to 44 people per 100,000 for people aged over 50. It has been reported that approximately four million people suffer from Parkinson’s disease worldwide.

Our Melbourne research team is working on the key protein (alpha-synuclein) that aggregates to form the diagnostic marker of this disease. We believe that the aggregated form of this protein is susceptible to the same therapeutic strategy that is being used for Alzheimer’s disease, and laboratory tests are in progress to confirm this approach. The molecules already developed as part of the Alzheimer’s disease program are being tested and validated as prospective agents for the treatment of Parkinson’s disease, together with agents arising from the current chemistry synthetic program. Experimental animal models are being developed and integrated into the rationale drug design screening regime. During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model of the disease, which concluded with positive results. In addition, groups unrelated to us have published data that demonstrates the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease. Based on these positive results with clioquinol in such two mouse models , we plan to investigate the efficacy of other selected MPACs in these models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease.

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

U.S.-based researchers have presented the effects of clioquinol in an animal model of Huntington’s disease, showing evidence of improved behavior, motor skills and inhibition of the abnormal form of the huntingtin protein. Based on these findings, we are currently testing our proprietary MPACs in collaboration with researchers based at the Veterans Affairs Medical Center and the Department of Neurology, University of California, San Francisco, under a collaborative research agreement.

Clinical Trials

In 2003, PBT-2 successfully completed in-house preclinical screening and was selected by us as a development candidate. At such time, we initiated the initial preclinical toxicology testing required to support initial human trials, which was successfully completed in early 2005. In March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT-2. On May 5, 2006, we announced that we received an expert report in respect of the Phase I trials for PBT-2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. On May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT-2 in patients with Alzheimer’s disease. The study is expected to commence enrollment in the fourth quarter of 2006, subject to final regulatory approval, and assuming such start date, results are expected to be reported by the end of 2007. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.” No assurance can be given that future clinical studies will commence, or if initiated will be completed and prove to be successful, or that we will be able to commercialize drugs based on our beta-amyloid theory of Alzheimer’s disease.

Rational Drug Design

Rational drug design employs experiment based models, which target the molecular composition of various substances (in the case of Alzheimer’s disease the beta-amyloid protein) to allow the design of new chemical entities with the propensity to influence targeted substances and processes. In the case of MPACs, the targeted substances believed important are proteins and metals and the process of specific interest is believed to be metal-mediated oxyradical formation which leads to neurodegenerative changes.

Our medicinal chemistry program is based at laboratories that we lease at the University of Melbourne. To date, our scientists have developed a pipeline of compounds across multiple chemical classes that target the interaction of specific metals and certain aggregating proteins such as beta-amyloid. Compounds continue to be designed, synthesized and undergo the required early phase preclinical screening before they are available for human testing. Based on the results of initial screening, our medicinal chemists continue to develop new chemical entities with novel design features and we believe that rational drug design will provide new and specifically designed drugs which will display efficacy in disaggregating aggregation-prone proteins such as beta-amyloid, α-synuclein and huntingtin, paving the way for future therapeutics.

A series of in vitro assays have been established to screen compounds developed by our medicinal chemistry group. From early 2002, a program was initiated by our medicinal chemistry group to undertake preliminary in vivo pharmacology and kinetic studies of the new compounds demonstrating activity in the in vitro screens. We perform in vivo modeling for our lead compound candidates for Alzheimer’s disease with transgenic mice expressing a similar phenotype to human Alzheimer’s disease. Similarly, a transgenic mouse carrying a mutated Huntingtin gene is used to model Huntington’s disease and mice treated with neuronal toxins to produce the Parkinson’s phenotype are used to model Parkinson’s disease. Based on the results of these studies, lead compounds are selected by our medicinal chemistry group for formal pre-clinical studies. Data generated by these in vitro and in vivo screens are incorporated into our medicinal chemistry program to further refine development strategies for new compounds.

PBT-2, our current lead MPAC product candidate, was selected from this “rationally designed” pipeline in 2003 and is the first such new and specifically designed compound to move into formal development. It has been built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT-2 was selected from several hundred compounds that had been developed by us at such time. It has been designed to have an improved safety and pharmacokinetic profile and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing. PBT-2 has completed initial preclinical toxicology testing and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT-2. On May 5, 2006 we announced that we received an expert report in respect of the Phase I trials for PBT-2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. On May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT-2 in patients with Alzheimer’s disease. The study is expected to commence enrollment in the fourth quarter of 2006, subject to final regulatory approval, and assuming such start date, results are expected to be reported by the end of 2007. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.”

Patent Portfolio

Invention	Status	Comments
“A method for assaying and treating Alzheimer’s Disease” Filed: November 12, 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited	Patents granted in Australia, Europe, Japan and the United States. Application in Canada is under examination. A divisional patent in is under appeal the United States.
The invention includes claims directed to the use of specified modulators of cation interaction with amyloid precursor protein and the use of these agents in the treatment of Alzheimer’s disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer’s disease.

“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited
International (PCT) application has entered national phase in Europe, Canada, Japan and the United States. A patent has been granted in Australia and examination is expected in the other jurisdictions.

The invention encompasses claims to agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s disease.

“An in vitro system for determining the formation of Ab Amyloid” Filed: October 19, 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in the United States and Japan. Further patent applications in Japan and Canada have examinations requested.	The invention is directed to an assay for the formation of beta-amyloid in a biological sample and inhibitors of beta-amyloid formation.

“A diagnostic assay for Alzheimer’s Disease” Filed: October 19, 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Two patents granted in the United States and one patent granted in Canada.	The invention is directed to an antibody based diagnostic assay for the detection and quantification of beta-amyloid species.

“Identification of agents for use in the treatment of Alzheimer’s Disease” Filed: March 11, 1998 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in Australia and United States. Applications are under examination in Japan, Europe and Canada.
The invention is directed to the use of specified metal binding agents to reduce beta-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of beta-amyloid.

“Use of Clioquinol for the therapy of Alzheimer’s Disease” Filed: April 6, 2005 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	U.S. continuation application is currently under examination.	The invention includes claims directed to the use of clioquinol for the treatment of Alzheimer’s disease and clioquinol pharmaceutical compositions.

“Agents for use in the treatment of Alzheimer’s Disease” Filed: March 11, 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited
Patents granted in Australia and the United States. A further U.S. continuation application is under examination. Examination is pending in Canada and Japan. Patent has been allowed in Europe and is entering national phases in the United Kingdom, Ireland, Germany, France, Italy and Belgium.
The invention is directed to compositions containing clioquinol and known metal binding agents and their use in the treatment of amyloid related diseases.

“Method for Screening drugs useful for treating Alzheimer’s Disease” Filed: April 29, 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Continuation-in-part patent has been granted in the United States and a further U.S. divisional patent application is under examination.	The invention is primarily directed to specified assays that identify agents capable of modifying the neurotoxic properties of beta-amyloid.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation
International (PCT) application has entered national phase. Patent has been granted in Australia. An application is under examination in the United States, New Zealand and China. Applications in Canada and Japan await request for examination. An application in Europe is pending examination.

The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s disease and other amyloid related conditions.

“Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof”
Filed: August 18, 2000
Applicant: The General Hospital Corporation.
Licensed to Prana Biotechnology Limited

International (PCT) application has entered national phase. Applications in the United States, Australia and Europe are under examination. Applications in Japan and Canada await request for examination.
The invention is directed to assays for the detection of agents useful in the treatment of age-related cataracts and a method of treatment utilizing specified metal chelators.

“Methods of screening for inhibitors of Alzheimer’s disease” Filed: December 12, 2000 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Application has entered national phase in the United States and claims for examination have been elected.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use the agents in the treatment of amyloid related conditions including Alzheimer’s disease.

“Treatment of Neurodegenerative Conditions” Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Applications have entered national phase in the United States, China and Australia. Each await request for examination.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes.

“8-Hydroxyquinoline derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	International (PCT) application has entered national phase in the United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	International (PCT) Application has entered national phase in the United States, Europe, China, Japan, Australia, Canada and eights other global jurisdictions.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	International (PCT) application designating, United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions.

“Use of Phanquinone for the treatment of Alzheimer’s Disease”. Filed: October 19, 2000 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of Alzheimer’s disease.

‘Use of Phanquinone for the treatment of memory impairment”. Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of memory impairment.

“Use of Clioquinol for the treatment of Alzheimer’s Disease”. Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use”. Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease”. Filed: 13 February 1998 Applicant: Prana Biotechnology Limited.	Patent in the United States has been granted. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s disease.

“A method of prophylaxis or treatment of cardiovascular indications” Filed: 24 August 2005 Applicant: Prana Biotechnology Limited	Australian Provisional application has been filed.	This invention is directed to MPAC compounds for the treatment of cardiovascular disease.

“A method of prophylaxis or treatment and agents for same”. Filed: 22 June 2006 Applicant: Prana Biotechnology Limited	Australian Provisional application has been filed.	This invention is directed to MPAC compounds for treating selected cancers.

Patent Matters

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could have a material adverse effect on our business, financial condition and results of operations. For example, methods of treating humans are not patentable in many countries outside Australia and the United States. Moreover, since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could have a material adverse effect on our business, financial condition and results of operations.

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

In addition to patent protection, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

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

Regulatory Considerations

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived therefrom will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutic Goods Administration, or TGA, the Federal Drug Authority, or FDA, in the United States, the Medicines Control Agency, or MHRA, in the United Kingdom, the Medical Products Agency, or MPA, in Sweden and the European Medicines Evaluation Authority, or EMEA. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMEA and MHRA. Clinical trials are conducted in three sequential phases but the phases may overlap.

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

We completed the initial preclinical toxicology testing of PBT-2 that is required to move a compound into human trials and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT-2. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT-2. On May 5, 2006, we announced that we received an expert report in respect of the Phase I trials for PBT-2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. On May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT-2 in patients with Alzheimer’s disease. The study is expected to commence enrollment in the fourth quarter of 2006, subject to final regulatory approval, and assuming such start date, results are expected to be reported by the end of 2007. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.”

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

During the course of clinical trials and toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA or the FDA for any or all targeted indications. Even after being cleared by the TGA or the FDA, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PBT-2 or any other development or product candidate will be safe or effective when administered to patients.

Manufacturing and Raw Materials

We have used a third party manufacturer to produce the primary drug product (API) and secondary drug forms for our large-scale, preclinical and clinical PBT-1 and PBT-2 trials, and we expect that we will use a third party manufacturer for any future product candidates. Despite some difficulties in obtaining PBT-1 raw material with an appropriate impurity profile, we have not faced any difficulty in obtaining PBT-2 raw materials for our research and development activities or our clinical studies to date, although recognize that this is a costly, complex and time consuming process. We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT-2 or any other development or product candidate in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and human clinical trials, which could have a material adverse effect on our business, financial condition and results of operations. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the products that we currently intend to develop or may develop in the future. We can not predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain an acceptable purity for any product candidate or an acceptable impurity profile, pre-clinical and clinical trials would be delayed, which could have a material adverse effect on the priority of the development of our product candidates, our business, financial condition and results of operations.

Government Grants

In May 2003, we announced that the Australian Industry Research and Development Board, or IR&D Board, approved our application for funding under the Biotechnology Innovation Fund (BIF) grant in the amount of A$227,252 for research into the development of an immunotherapy for Alzheimer’s disease. The research under this grant finished at the end of January 2005 having achieved the scientific milestone demonstrating that a mouse could generate antibodies that preferentially recognize dimerized ‘toxic linked’ forms of beta-amyloid and not the endogenous monomeric form of beta amyloid.

In the first quarter of 2004, we were granted a START grant from the IR&D Board to support further development of PBT-2 and other Alzheimer’s disease research up to an amount of A$1.35 million. The grant was payable, in arrears, on the achievement of pre-specified milestones. The research under this grant was initially to be completed over a two year period and such period was subsequently extended until the end of 2005. This grant was completed in December 2005 and we have received the entire amount of this grant.

Commercial Collaboration

In August 2003, utilizing the grant we received from the Commonwealth Government of Australia under the BIF, we entered into an agreement with Prima Biotechnology Limited, or Prima, through its collaborative research partner, the Macfarlane Burnet Institute for Medical Research and Public Health, known as the Burnet Research Institute at Austin, together with the University of Melbourne and the Mental Health Research Institute, to undertake proof of concept research for our prospective Alzheimer’s disease vaccine target. This collaboration enabled us to access Prima’s adjuvant vaccine technology, known as DCtag, in the design of candidate vaccine fragments. Under the terms of our contractual relationship with Prima, we retained all intellectual property rights to our monoclonal antibodies that were used for the collaboration. In May 2006, we terminated our research collaboration with Prima due to a delay in reaching certain milestones.

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

ITEM 4A. UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project,” “intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements.

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included in this annual report. Our consolidated financial statements have been prepared in accordance with A-IFRS. The SEC has adopted an accommodation permitting eligible foreign private issuers, such as our company to file two years rather than three years of statements of operations, changes in shareholders’ equity and cash flow statements prepared in accordance with IFRS for their first year of reporting under IFRS. The fiscal year 2006 is our first year of operating under A-IFRS (which is compliant with IFRS) and this annual report on Form 20-F has been prepared in reliance on such SEC accommodation. As a result, the operating and financial review that follows covers the fiscal year 2006 and the comparable financial year 2005.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT-1 compound as a therapeutic for the treatment of Alzheimer’s disease and in early August 2003, our PBT-2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.

On April 11, 2005, we announced that we would not proceed with the scheduled Phase II/III study of PBT-1 and that we had re-evaluated our further work on the PBT-1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT-1 clinical trial material, we found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially increase the risk of side-effects and mutagenic potential. We reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT-1 for the treatment of Alzheimer’s disease was not appropriate. On June 30, 2005, our Board of Directors determined that the core intellectual property relating to PBT-1 had been impaired and the carrying value was written-off.

As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs. On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our lead candidate for the potential treatment of Alzheimer's disease, PBT-2. We completed two Phase I studies of PBT-2 (for details see Item 4A. “Information on the Company - History and Development of the Company”) and on May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT-2 in patients with Alzheimer’s disease. The study, to be conducted in several sites in Sweden, will evaluate the safety and tolerability of PBT-2, as well as measures of the drug’s mechanism of action and indicators of potential efficacy in Alzheimer’s disease. The study is expected to commence enrollment in the fourth quarter of 2006, subject to final regulatory approval, and assuming such start date, results are expected to be reported by the end of 2007.

Recently Issued Accounting Pronouncements Applicable To Us

Australian Pronouncements

On July 3, 2002, the Australian Financial Reporting Council announced that Australia would adopt International Financial Reporting Standards, or IFRS, under which we are required to prepare consolidated financial statements that comply with the Australian equivalents to IFRS, or A-IFRS, for reporting periods beginning on or after January 1, 2005. Accordingly, our first annual consolidated financial statements prepared under A-IFRS are for the fiscal year ended June 30, 2006 included in this annual report. Comparative figures for the fiscal year ended June 30, 2005 have been adjusted to reflect such change in accounting policies.

In applying A-IFRS, we relied on an exception to such accounting standards with respect to the valuation of options issued to employees and directors. Under AASB Standard No. 2, the fair value of share options issued to employees and directors is determined at grant date and expensed over the expected vesting period of the options.  Upon transition to A-IFRS, we elected not to retrospectively recognize share based payments that were granted before November 7, 2002 and share based payments granted after November 7, 2002 that vested before January 1, 2005.  As a result of this election, we did not apply a Black Scholes or Barrier Pricing Model to the affected equity.  Had we elected to retrospectively recognize the value of this equity, the issued capital, share based payments reserve and the accumulated deficit would have increased.  This would not have had any effect on the overall total equity of our company.

The impact of the transition to A-IFRS on our results and financial position are described in Note 1(s) to our consolidated financial statements.

United States Pronouncements

On December 16, 2004, the Financial Accounting Standards Board, or FASB, issued Statement of Financial Accounting Standards, or SFAS 123 (revised 2004), “Share-Based Payment,” or SFAS 123(R), which is a revision of SFAS 123, “Accounting for Stock Based Compensation”, or SFAS 123. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, while SFAS 123 permitted, but did not require, share-based payments to employees to be recognized based on their fair values, SFAS 123(R) requires all share-based payments to employees to be recognized based on their fair values on the date of grant. SFAS 123(R) also revises, clarifies and expands guidance in several areas, including measuring fair value, classifying an award as equity or as a liability and attributing compensation cost to reporting periods.

We adopted the modified prospective method of SFAS 123(R) effective July 1, 2005 in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

Prior to July 1, 2005, as permitted by SFAS 123, we accounted for share-based payments to employees using Accounting Principles Board, or APB, Opinion No. 25, “Accounting for Stock Issued to Employees,” the intrinsic value method, or APB No. 25. Accordingly, the adoption of the SFAS 123(R) fair value method may have significant impact on our results of operations, although it will have no impact on our overall financial position. Had we adopted SFAS 123(R) in prior periods, the impact of SFAS 123(R) would have increased our loss by $A1,708,925. As a result of adopting SFAS 123(R) on July 1, 2005, our U.S. GAAP loss before income taxes and net loss for the year ended June 30, 2006 was A$76,469 higher than if we had continued to account for share-based compensation to employees and directors under APB No. 25.

In May 2005, the FASB issued SFAS No. 154 “Accounting Changes and Error Corrections,” or SFAS 154, a replacement of APB Opinion No. 20 “Accounting Changes and SFAS No. 3 “Reporting Accounting Changes in Interim Financial Statements,” effective for fiscal years beginning after December 15, 2005, and was required to be adopted by our company as of fiscal year beginning June 30, 2006. SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. At this time our management reasonably believes that the adoption of SFAS 154 will not have a material effect on our financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” FIN 48, as an interpretation of SFAS 109. FIN 48 clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with FIN 48 begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than fifty-percent likely of being realized upon ultimate settlement for recognition in the financial statements. FIN 48 is effective no later than fiscal years beginning after December 15, 2006, and is required to be adopted by our company on July 1, 2007. We are currently assessing the impact of the adoption of FIN 48.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements,” or SAB 108, which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by our company as of our fiscal year ended June 30, 2007. However, early application is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this guidance. We are currently assessing the impact of the adoption of SAB 108.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements,” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, SFAS 157 does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. SFAS 157 is required to be adopted by our company on July 1, 2008. We are currently assessing the impact of the adoption of SFAS 157.

Differences Between Australian Accounting Standards and U.S. Accounting Standards

We prepare our consolidated financial statements in accordance with A-IFRS which, differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-IFRS and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended June 30,
	2006	2005
Net loss in accordance with:
A-IFRS	(11,719,309)	(16,094,428)
U.S. GAAP	(11,719,309)	(17,799,429)

Total equity in accordance with:
A-IFRS	8,729,350	19,594,176
U.S. GAAP	8,729,350	19,594,176

See Note 26 to our consolidated financial statements for a description of the differences between A-IFRS and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the dates and periods indicated therein. Differences between A-IFRS and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation and intangible assets.

Critical Accounting Policies

We prepare our financial statements in accordance with A-IFRS. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 to the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under A-IFRS are discussed below.

Recoverable amount of non-current assets. Each reporting period, our Board of Directors assesses the recoverable amount of all non-current assets to ensure its carrying value does not exceed its recoverable amount. Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount. Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

On June 30, 2005, following our announcement regarding the cessation of our PBT-1 program, our Board of Directors determined that the core intellectual property relating to PBT-1 had been impaired and the carrying value was written-off.

Intangible assets and patents, research and development expense. Prior to our April 2005 announcement of the cessation of our PBT-1 program, our core intellectual property was amortized on a straight-line basis over a period of 15 years, the period in which the future benefits were expected to arise. On June 30, 2005, our Board of Directors determined that our core intellectual property relating to PBT-1 had been impaired and the carrying value was written-off.

Revenue recognition. We recognize revenue to the extent that it is probable that the economic benefits will flow to us and the revenue can be reliably measured. To date, our revenue has consisted of interest income, which is recognized as earned when collectibility is reasonably assured.

Other income recognition. We recognize other income to the extent that it is probable that the economic benefits will flow to us and the other income can be reliably measured.

•
Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements provide for payments at different phases based on product development. Milestones are based on the phases of each product development, for example phase 1, phase 2 and phase 3. Other income is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Other income for each milestone achieved is fixed at the initiation of the program.

•	Reimbursements of expenses are recognized as income when the reimbursement is received and the related expenses have been incurred.

•
Corporate partner income is comprised of amounts received for certain research and development activities under our collaboration with Schering A.G. and Neurosciences Victoria Ltd. Such income is recognized as earned on a straight line basis over the lives of the respective agreements that we entered into with Neurosciences Victoria Ltd. in connection with the collaboration. The straight line basis is considered appropriate as such agreements do not contain clearly defined milestones. Such agreements are performed on a “best efforts” basis with no guarantee of either technological or commercial success.

Share-based payments. Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant. Fair value is measured by use of the Black-Scholes model (for options without market conditions) or the Barrier Pricing model (for options with market conditions). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The date used to value share-based payments for non-employees may be different to the grant date used to value employee share-based payments where service conditions apply. The fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period for each tranche of equity, based on our estimate of shares that will eventually vest.

Significant Costs and Expenses

Research and development expenses. Our research and development expenses consist primarily of compensation and related costs for expenses for testing facilities and payments under our research agreements. Research and development expenses also include costs associated with the acquisition and development of patents, which have been expensed subsequent to December 1999.

Personnel expenses. Our personnel expenses consist of directors’ fees, consultancy fees paid to clinicians and scientists, share-based payments, and payments for benefits provided to our employees and officers for their services.

Intellectual property expenses. Our intellectual property expenses consist of fees paid to our outside counsel for legal fees associated with patent applications and for the defense of patents.

Audit fees. Our audit fees consist of the fees paid to our auditors for services related to annual reports and interim reports filed or submitted in Australia and the United States.

Travel expenses. Our travel expenses consist primarily of expenses associated with air travel, accommodation and associated consumables both locally and overseas by directors and employees.

Marketing expenses. Our marketing expenses consist of public relations and marketing expenses incurred with outside consultants in relation to ASX and NASDAQ announcements and presentations.

Depreciation expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of three to 14 years.

Furniture and fittings	5-33%
Computer equipment	33%
Laboratory equipment	10-33%
Leasehold improvements	33%

Amortization expense. Prior to the impairment of our core intellectual property relating to PBT-1 as of June 30, 2005, amortization of our core intellectual property was provided on a straight-line basis over the estimated useful lives of 15 years.

Due to our implementation of A-IFRS and our subsequent inability to recognize our core intellectual property relating to PBT-1, our amortization expenses have been adjusted accordingly, retroactively as of July 1, 2004.

Other expenses. Other expenses consist of corporate compliance, insurance, computer and overhead expenses.

Foreign exchange gain (loss). Foreign exchange gains (loss) includes the net unrealized gain or loss on cash balances held in foreign currencies as well as net realized gains and losses on foreign currency transactions.

Impairment of intangible assets. Each reporting period, our Board of Directors reviews the carrying value of each non-current asset to ensure its carrying value does not exceed its recoverable amount. Where the carrying amount of the asset is greater than its recoverable amount, the asset is revalued down to its recoverable amount and an impairment charge is recorded.

Results of Operations

Year ended June 30, 2006 compared to year ended June 30, 2005

Revenues

Revenues decreased to A$762,023 for the year ended June 30, 2006 from A$892,135 for the year ended June 30, 2005, a decrease of A$130,112, or 14.6%. Revenues consisted of A$762,023 and A$892,135 in interest income in the years ended June 30, 2006 and 2005 respectively. The decrease in revenues in the 2006 fiscal year was attributable to lower interest income as a result of a reduction in cash and cash equivalents.

Other Income

Other income decreased to A$288,263 for the year ended June 30, 2006 from A$1,760,978 for the year ended June 30, 2005, a decrease of A$1,472,715, or 83.6%. Other income in the year ended June 30, 2006 consisted of A$288,173 government grant income. Other income in the year ended June 30, 2005 consisted of A$629,692 government grant income and A$1,125,000 received under the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. in March 2003. The decrease in other income in the 2006 fiscal year was attributable to the reduction in funding from Schering A.G. and Neurosciences Victoria Ltd. due to the completion of the contracts in connection with our collaboration with Schering A.G and Neurosciences Ltd in June 2005.

Research and development expenses

Research and development expenses (including research and development expenses paid to related parties) remained substantially consistent at A$7,613,045 for the year ended June 30, 2006 from A$7,687,596 for the year ended June 30, 2005. Research and development expenses in the year ended June 30, 2005 consisted of expenses related to clinical trials for our PBT-1 compound as a treatment for Alzheimer’s disease that ceased in April 2005 and A$911,250 of expenses associated with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. that was concluded in June 2005. Research and development expenses in the year ended June 30, 2006 consisted of expenses associated with two clinical trials for our PBT-2 lead compound and the pre-clinical programs for our other compounds. In fiscal year 2007, our research and development will be primarily directed at PBT-2, including the Phase IIa clinical trial for PBT-2. In addition, further expenditure is expected in developing our other potential lead compounds at a pre-clinical level.

Personnel expenses

Personnel expenses decreased to A$3,418,008 for the year ended June 30, 2006 from A$5,750,929 for the year ended June 30, 2005, a decrease of A$2,332,921, or 40.6%. The decrease in personnel expenses in the 2006 fiscal year was primarily due to the closure of our U.S. office in August 2005 and a reduction in staff in the United States and Australia. Personnel expenses in the 2005 fiscal year include A$2,211,792 in cash and equity payments (including the expensing of options grants) made to Dr. Jon Alsenas, our former U.S. based director and Chief Executive Officer, and A$449,800 in equity issued to a consultant. The decrease in personnel expenses in the 2006 fiscal year was offset in-part by employee salary increases and the grant of options to directors and employees at the beginning of the 2006 calendar year. Only a portion of the total fair value of such options granted to our directors and employees was recognized as personnel expenses for the fiscal year ended June 30, 2006 and a further A$924,782 will be recognized in future fiscal years.

Intellectual property expenses

Intellectual property expenses decreased to A$466,426 for the year ended June 30, 2006 from A$729,583 for the year ended June 30, 2005, a decrease of A$263,157, or 36.1%. The decrease in intellectual property expenses in the 2006 fiscal year was primarily due to our company handling more of the work associated with patent applications in-house in the 2006 fiscal year, while we engaged more external consultants in the 2005 fiscal year. In addition, in the 2005 fiscal year a new patent application was filed at a cost of approximately A$100,000.

Audit fees

Audit fees remained substantially consistent at A$205,815 for the year ended June 30, 2006 from A$202,032 for the year ended June 30, 2005, an increase of A$3,783, or 1.9%.

Travel expenses

Travel expenses decreased to A$212,184 for the year ended June 30, 2006 from A$432,316 for the year ended June 30, 2005, a decrease of A$220,132, or 50.1%. The decrease in travel expenses in the 2006 fiscal year was due, in part, to the cessation of travel between the United States and Australia of Dr. Jon Alsenas, our former U.S. based director and Chief Executive Officer, following his resignation in June 2005, which expenses amounted to A$141,683 in the 2005 fiscal year.

Marketing expenses

Marketing expenses decreased to A$134,750 for the year ended June 30, 2006 from A$442,920 for the year ended June 30, 2005, a decrease of A$308,170, or 69.6%. The decrease in marketing expenses in the 2006 fiscal year was primarily due to the cessation of services provided to our U.S. subsidiary by a public relations and marketing consultant following the closure of our U.S. office in August 2005.

Depreciation expenses

Depreciation expenses increased to A$118,196 for the year ended June 30, 2006 compared to A$65,223 for the year ended June 30, 2005, an increase of A$52,973, or 81.2%. The increase in depreciation expenses in the 2006 fiscal year is the result of the acceleration of leasehold improvement depreciation in line with the life of the lease agreement.

Amortization expenses

We recorded amortization expenses relating to PBT-1 core intellectual property of A$83,200 for the year ended June 30, 2005. As a result of the impairment of the carrying value of our core intellectual property relating to PBT-1 to nil recoverable amount on June 30, 2005, we did not incur any amortization expenses relating to our intellectual property in the 2006 fiscal year.

Other expenses

Other expenses (including other expenses paid to related parties) decreased to A$824,625 for the year ended June 30, 2006 from A$1,204,930 for the year ended June 30, 2005, a decrease of A$380,305, or 46.1%. The decrease in other expenses in the 2006 fiscal year is primarily due to reduced expenditures following the closure of our U.S. office in August 2005.

Foreign exchange gain (losses)

We recorded a foreign exchange gain of A$223,454 for the year ended June 30, 2006 compared to a foreign exchange loss of A$1,362,572 for the year ended June 30, 2005. In 2006, we incurred a foreign exchange gain of A$1,135,003 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$75,005 attributable to the cash balances that were held in Great British Pounds, a foreign exchange loss of A$941,047 attributable to cash balances that were held in Euro and a foreign exchange loss of A$45,507 attributable to foreign currency transactions. In 2005, we incurred a foreign exchange loss of A$1,297,790 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$50,574 attributable to the cash balances that were held in Great British Pounds and a foreign exchange loss of A$14,208 attributable to foreign currency transactions. In 2005, the Australian dollar appreciated by 4.3% against the U.S. dollar, while the Australian dollar depreciated by 9.4% against the U.S. dollar in 2006.

Impairment of intangible assets

Impairment of intangible assets was A$786,240 for the year ended June 30, 2005. This was a one-off non-cash expense incurred as a result of our decision to impair the core intellectual property carrying value to nil recoverable amount based on expected future discounted cash flows. The impairment occurred following the announcement in April 2005 regarding the cessation of the PBT-1 clinical trial due to toxicity issues and the decision to continue research into PBT-2 as the lead compound. The core intellectual property related primarily to externally acquired patents for PBT-1.

Inflation and Seasonality

Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

B. LIQUIDITY AND CAPITAL RESOURCES

We are a development stage company and have had no sales income to date, and as of June 30, 2006 our accumulated deficit totaled A$49,235,574. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

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

In April 2004, we raised approximately US$20 million before issuance costs ($26.4 million net of issuance costs) in a private placement in the United States, which amount was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004. The private placement was for 4,000,000 ADRs to institutional and professional investors at a price of US$5.00 per ADR. The private placement also involved the acquisition by the investors of five-year warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR. Should these warrants be exercised in full, we would raise an additional US$24 million (approximately A$32 million). To date, no warrants have been exercised.

In December 2004, we raised approximately A$4.7 million in net proceeds through the exercise of options to purchase 9,506,666 ordinary shares having an exercise price of A$0.50 per share.

We had A$10,013,778 of cash and cash equivalents at June 30, 2006, compared to A$21,453,304 at June 30, 2005.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2006	2005
	(A$)
Net cash used in operating activities	(11,651,215)	(11,418,813)
Net cash used in investing activities	(55,251)	(50,466)
Net cash (used in) provided by financing activities	(2,020)	4,704,757
Net decrease in cash and cash equivalents	(11,708,486)	(6,764,522)
Cash and cash equivalents at beginning of period	21,453,304	29,580,398
Exchange rate adjustments on cash held in foreign currencies	(268,960)	(1,362,572)
Cash and cash equivalents at end of period	10,013,778	21,453,304

Net cash used in operating activities was A$11,651,215 and A$11,418,813 during the years ended June 30, 2006 and 2005, respectively. Our payments to suppliers and employees during the years ended June 30, 2006 and 2005 were A$12,647,636 and A$13,959,679, respectively. The decrease in payments from the year ended June 30, 2005 to the year ended June 30, 2006 was due to the closure of our U.S. office in August 2005 as well as a reduction in interest received on our bank deposits and government grant income. During the years ended June 30, 2006 and 2005, our payments to suppliers and employees were offset by government grants of A$231,710 and A$532,283, respectively, and interest income of A$764,711 and A$883,583, respectively. Additionally, during the year ended June 30, 2005, our payments to suppliers and employers was further offset by A$1,125,000 for research funding attributable to our collaboration with Schering A.G. and Neurosciences Victoria Ltd. that was concluded in June 2005.

Net cash used in investing activities was A$55,251 and A$50,466 during the years ended June 30, 2006 and 2005, respectively.

Net cash used in financing activities was A$2,020 during the year ended June 30, 2006 compared to net cash provided by financing activities of A$4,704,757 during the year ended June 30, 2005. Cash flows used in financing activities during the year ended June 30, 2006 reflected the costs associated with the issuance of shares to a consultant in lieu of cash. Cash flows provided by financing activities during the year ended June 30, 2005 reflected the exercise of options into ordinary share capital.

We realized a foreign exchange gain of A$268,960 for the year ended June 30, 2006 compared to a realized foreign exchange loss of A$1,362,572 for the year ended June 30, 2005. In 2005, the Australian dollar appreciated by 4.3% against the U.S. dollar, while the Australian dollar depreciated by 9.4% against the U.S. dollar in 2006.

From inception to June 30, 2006, our capital expenditures have totaled A$328,382 (including A$200,000 of noncash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are being depreciated on a straight-line basis over the estimated useful lives of three to 14 years, with a net balance at June 30, 2006 of A$102,375. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

As of June 30, 2006, our principal commitments consisted of obligations under our agreements with Professor Ashley Bush, Mr. Geoffrey Kempler and Dr. Ross Murdoch. Under the ten year contract we entered into with Professor Ashley Bush in January, 2004, effective as of February 1, 2003, we agreed to pay Professor Bush a consulting fee of US$100,000 per year increasing on the anniversary of the agreement by the U.S. consumer price index. We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares (of which 825,000 ordinary shares were issued during the 2004 fiscal year and 825,000 ordinary shares were issued during the 2006 fiscal year) and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share (of which options to purchase 412,000 ordinary shares were granted during the 2004 fiscal year and options to purchase 413,000 ordinary shares were granted during the 2006 fiscal year). The shares and options vest in four equal installments on each of the six months anniversaries following the effective date of the agreement. In addition, subject to the achievement of certain milestones, Professor Bush, is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase. Once a milestone has been achieved, up to 2,500 ordinary shares out of the total tranche of ordinary share to which he becomes entitled may be purchased each six months after such achievement. The first milestone has been achieved (the publication of results of a Phase II trial) and as such, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms. The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions. During the period of twenty years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement. On June 15, 2005, we entered into an agreement with Geoffrey Kempler in connection with his appointment as our Chief Executive Officer. Under this contract, we agreed to pay Mr. Kempler a base salary of A$367,000 per annum (which may be increased at the discretion of the Board of Directors), a A$100,000 bonus upon satisfactory completion of a successful Phase I trial for PBT-2 and an additional A$100,000 upon satisfactory completion of a Phase II efficacy study. The Phase I trial for PBT-2 was successfully completed during the year ended June 30, 2006 and as such, the A$100,000 bonus is now payable. Under the agreement with Mr. Kempler, we are required to continue to remunerate him in accordance with its terms until June 1, 2010 if he terminates the contract for good reason or we terminate the contract without cause. See Item 6.C. “Directors, Senior Management and Employees - Board Practices - Election of Directors” Under an employment agreement we entered into with Dr. Ross Murdoch, effective as of August 7, 2006, in connection with his services as our President and Chief Operating Officer, we agreed to pay Dr. Murdoch a base salary of A$295,000 per year, plus superannuation equivalent to 9% of the base salary (or the percentage stipulated by applicable Australian law). In addition, we agreed that we would grant to Dr. Murdoch options to purchase 1,250,000 ordinary shares, 25% of which will be fully vested upon grant (the effective date of the agreement) and the remaining options shall vest in three equal installments on each of the one year anniversaries from May 29, 2006. The options will be exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. These options will be granted under the 2004 ASX Plan. We have also agreed that if we will terminate the agreement without cause or if Dr. Murdoch will terminate the agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Dr. Murdoch, within 90 days of such termination, the sums he would have been entitled to receive had he continued to provide services until May 29, 2008, or, if termination occurs after May 29, 2007, had he continued to provide services for one year following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and he will be entitled to exercise his options during the remainder of their term.

On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT-1. Pursuant to the settlement agreement, all patent oppositions in Europe and Australia were withdrawn and the law suits then pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece were dismissed. Under the settlement agreement, we and P.N.G. agreed to recognize the rights of each other to develop clioquinol in our respective territories. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and selected uses of clioquinol in Japan, and P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories. Under the settlement agreement, we issued 1,350,000 of our ordinary shares to P.N.G. (which were held in escrow for 12 months), and made a payment of US$150,000 to P.N.G. Such settlement in the total value of A$971,764 was expensed in fiscal year 2004. Under the settlement agreement we also agreed to pay a sales royalty to P.N.G. on sales of PBT-1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT-1 in the other territories. In April 2005, we announced to the market our decision not to proceed with supporting the initiation of the PLACQUE study evaluating PBT-1. P.N.G. is also entitled to receive 2% of our worldwide income from PBT-2.

Our remaining commitment under a three year lease for our principal office that expires in 2007 is A$92,726.

In March 2005, we commenced a series of Phase I clinical trials for our current principal product candidate PBT-2 at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the Phase I trial for PBT-2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics (absorption, distribution, metabolism, and excretion) of PBT-2. Data from the study shows that PBT-2 was well tolerated. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased predictably and in a linear manner, both of which are strong characteristics for a development candidate. Concurrent findings in a pre-clinical mouse model indicate that PBT-2 passes into the brain of mice with more extensively than its predecessor, PBT-1. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT-2 in 32 elderly, healthy, male and female volunteers (45 to 75 years). On May 5, 2006, we announced that we received an expert report in respect of the Phase I trials for PBT-2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.” We anticipate that expenditures for the Phase II program for PBT-2 will amount to A$5,501,000 however such expenditures may change due to numerous factors. For information on such factors, see Item 5.C. “Operating and Financial Review and Prospects - Research and Development, Patents and Licenses.” We expect to fund such expenditures from our working capital.

We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, interest income and potential option exercises will be sufficient to support our current operating plan to March 31, 2007; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:

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

Our failure to raise additional capital before March 2007 would have a material adverse effect on our company’s ability to continue as a going concern and to achieve its business objectives. Our auditors have included a going concern uncertainty paragraph in their report. The accompanying financial statements do not include any adjustments relating to the recoverability of the carrying amount of recorded assets or the amount of liabilities that might result should we be unable to continue as a going concern.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

Our primary activity since incorporation in 1997 has been the acquisition and development of patents as well as research and development of our core technology. Research and development expenses amounted to A$7,613,045 and A$7,687,596 during the years ended June 30, 2006 and 2005, respectively. Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$466,426 and A$729,583 during the years ended June 30, 2006 and 2005, respectively.

Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research and/or clinical agreements. Research and development expenses also include costs associated with the acquisition and development of patents subsequent to December 1999. We do not maintain accounting systems to accurately track research and development costs on an individual project basis because a significant portion of our historic research and development expenses benefited our two major research and development projects, and therefore were not tracked individually by project; rather, we tracked these costs by the type of costs incurred. Such costs are charged to operations as incurred. See Note 4 to the consolidated financial statements.

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

In March 2003, we announced our first major licensing and research collaboration with Schering A.G., a major international pharmaceutical company, and Neurosciences Victoria Ltd. Under this collaboration, we, through our contractor the University of Melbourne, undertook specific research and development projects, and Schering A.G. funded approximately A$2.7 million of our research and development costs over the life of such projects and agreed to pay additional milestone payments and royalties from discoveries resulting from such projects. Despite the arrangement between the parties, the early results of the research and development did not support the continuation of the collaboration past June 30, 2005. As a result, the parties concluded this collaboration as of June 30, 2005. See Item 4A. “Information on the Company - History and Development of the Company.”

Our company is the exclusive licensee of an international patent application in the name of the General Hospital Corporation directed to a novel target for an Alzheimer’s disease vaccine. The Commonwealth Government of Australia provided us with a A$227,252 BIF grant for the initial proof of concept stage of this research. The research under this BIF grant finished at the end of January 2005 having achieved the scientific milestone demonstrating that a mouse could generate antibodies that preferentially recognize dimerized ‘toxic linked’ forms of beta-amyloid and not the endogenous monomeric form of beta amyloid. Currently we are undertaking the screening of mouse hybridomas (hybrid cells produced by injecting a specific antigen into a mouse, collecting an antibody-producing cell from the mouse’s spleen, and fusing it with a long-lived cancerous immune cell called a myeloma cell). Individual hybridoma cells will be cloned and tested to try to identify a mouse monoclonal antibody candidate for use in a prospective mouse passive vaccine trial during 2007. We will be utilizing the resources of the University of Melbourne and the Mental Health Research Institute, and possibly other institutes, to conduct this research.

In 2001, we were granted a START grant from the Australian IR&D Board to expand our core intellectual property for drug treatment of neuro-degenerative diseases. Under the terms of the grant, we received A$1.4 million over three years for up to 50% of the project costs related to our development of a treatment for Alzheimer’s disease. The grant was payable on the achievement of each of six milestones and we received the final payment under the START grant in October 2003.

In February 2004, we were granted a second START grant from the Australian IR&D Board to take our second generation drug candidate for Alzheimer’s disease, PBT-2, through safety testing and Phase I clinical trials. The research under this grant was initially to be completed over a two year period until September 1, 2005 and such period was subsequently extended until December 2005. Under the terms of the grant, we received A$1.35 million over the term of the grant for up to 50% of the project costs related to the toxicology testing program and early human trials. Under this second START grant, PBT-2 completed advance toxicology in December 2004, successfully completed the first Phase I clinical trials in November 2005 and successfully completed a second Phase I trial in early 2006.

On May 7, 1999, we entered into a patent assignment and license agreement with the University of Melbourne. The agreement provided for the assignment of various patents and patent rights to us. In consideration of the assignment of the patents, we were required to make certain payments to the University of Melbourne and to pay a royalty of 1.5% on the net price of products sold utilizing such patents. In addition, we were required to pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any license we granted or sub-licensee we appoint to utilize the patents. This agreement expired and was superseded by the research funding and intellectual property assignment agreement dated December 1, 2000 between us and the University of Melbourne.

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf for a sum of A$297,000 (inclusive of goods and services tax), each year for a period of three years. In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property. Following the expiration of this agreement, the parties entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2003 and expires in December 2006. The financial consideration terms under the original agreement remain unchanged by the second research funding and intellectual property assignment agreement. In addition, pursuant to the terms of the second research funding and intellectual property assignment agreement, we agreed to provide the University of Melbourne certain funding for the research projects. We have provided or will provide to the University of Melbourne funding in an amount equal to A$600,000 (exclusive of goods and service tax) during each of the years running December 2004 to November 2005 and December 2005 to November 2006. During the 2005 fiscal year we also provided the University of Melbourne an additional A$1,012,500 in research funding in connection with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. that was concluded in June 2005.

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

Under the terms of a license agreement between us and The General Hospital Corporation of Massachusetts, or GHC, we were required to pay GHC a total of US$166,590 (approximately A$228,395) for the 30 month period beginning January 1, 2001 and US$182,000 (approximately A$249,358) for a period of 30 months from August 1, 2001 for the right to use the results of research under a license for certain patent rights. These obligations have been satisfied.

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

Under the terms of a strategic alliance agreement that we entered into with Kendle Pty Ltd., or Kendle, on January 6, 2004, Kendle provides us with consultancy services in relation to the coordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at an hourly rate ranging from A$70 to A$210 an hour, depending on the seniority of the consultant. For the years ended June 30, 2006 and 2005, fees earned by Kendle amounted to A$126,981 and A$878,226, respectively. These fees are included in our financial statements as Patents, research and development expense. Dr. George Mihaly, a director of our company, served as a director of Kendle, formerly known as Synermedica Pty Ltd., until December 2004.

We entered into an arrangement with Kendle International Inc. to conduct our clioquinol Phase II/III Alzheimer disease clinical trial for PBT-1.  We paid Kendle International Inc. A$229,040 and GPB £200,156 (approximately A$498,068) and A$48,299 and GPB £79,504 (approximately A$197,838) for fiscal years 2005 and 2006, respectively.  This trial has now ceased. On November 4, 2005, we entered into an agreement with Kendle International B.V. to conduct the Phase 1 double blind randomized, DOSE escalation study to assess the safety, tolerability and pharmacokinetics of single and multiple doses of oral PBT-2 in healthy volunteers.  We paid Kendle International B.V. EUR323,657 (approximately A$556,561) and EUR905,290 (approximately A$1,556,737) for fiscal years 2005 and 2006, respectively.  Kendle International Inc. is the parent entity of Kendle International B.V and Kendle Pty Ltd.

On July 28, 2004, we entered into a settlement agreement with P.N. Gerolymatos S.A., or P.N.G., with respect to patent inventorship claims relating to the use of clioquinol (PBT-1) for use in Alzheimer’s disease. Under the settlement agreement, we agreed to pay a sales royalty to P.N.G. on the sales of PBT-1 in the United States and Japan, and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT-1 in the other territories. P.N.G. is also entitled to receive 2% of our worldwide income from PBT-2. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

F. TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes our minimum contractual obligations as of June 30, 2006 and the effect we expect them to have on our liquidity and cash flow in future periods.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Operating lease obligations	A$92,726	A$92,726	—	—	—
Purchase obligations*	A$2,152,887	A$787,704	A$1,365,183	—	—
				—	—
Total	A$2,245,613	$880,430	A$1,365,183	—	—

*
Includes obligations under our contracts with Professor Ashley Bush, Dr. Ross Murdoch and Mr. Geoffrey Kempler. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” and Note 16 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	51	Chairman of the Board of Directors and Chief Executive Officer
Ross Thomas Murdoch	41	President and Chief Operating Officer
Richard Revelins	44	Chief Financial Officer and Secretary
Dianne Angus	46	Senior Vice President of Business Development, Intellectual Property and Research
Peter Marks(1)	50	Director
Colin L. Masters(3)	59	Director
Brian D. Meltzer(1)(2)	53	Director
George W. Mihaly(1)(2)	53	Director

(1) Member of the Audit Committee

(2) Member of the Remuneration Committee and Nominations Committee

(3) Chairman of the Scientific Advisory Board. Professor Ashley Ian Bush and Professor Rudolph Emile Tanzi are also members of the Scientific Advisory Board.

Geoffrey Paul Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr. Kempler is one of the founders of our company. Mr. Kempler is a qualified psychologist and the major shareholder of Aroma Science Pty Ltd., which holds the Australian distribution and marketing rights to the Aveda range of products. Mr. Kempler, who has extensive experience in investment and business development, has managed our operations to date and has been responsible for the implementation of our strategic plan and the commercialization of our technology. Mr. Kempler has a B.Sc degree in science from Monash University and Grad. Dip. App. Soc. Psych. degree from Swinburne University.

Dr. Ross Thomas Murdoch has served as Chief Operating Officer and Head of Research and Development of our company since May 2002, initially in a part-time capacity and since July 2002 in a full-time capacity, and was appointed President of our company in July 2004. Dr. Murdoch has almost 17 years of experience in the local and international pharmaceutical industry and has accumulated extensive experience in all the scientific, operational and commercial aspects of drug research and development. Prior to joining our company and from February 2001, Dr. Murdoch served as chief executive officer and chief scientific officer of Kinacia Pty Ltd, an Australian-based pharmaceutical company. Previously and from June 1998, Dr. Murdoch was employed by Astra Merck and after its merger with Zeneca, he served as global head of clinical project management for AstraZeneca. From 1990 to May 1998, Dr. Murdoch was employed by SmithKline Beecham, where he managed its Australian research program until his transfer to SmithKline Beecham in the United States in 1995, where he became a director in global project management, leading drug development in the cardiovascular, pulmonary and metabolism therapeutic areas. Dr. Murdoch has a B.Sc degree with honors from Monash University, a PhD in Pharmacology from the University of Melbourne, a postgraduate certificate in health economics from the Monash University Business School, and is a graduate of the Australian Institute of Company Directors.

Richard Revelins has served as our Company Secretary since February 2000 and was appointed Chief Financial Officer of our company in June 2004. Mr. Revelins is an executive director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr. Revelins has held senior positions in international merchant banks and is currently a director of a number of public companies, including, Peregrine Strategic Limited and X-ploration Limited, as well as Atlas Iron Limited, Mintails Limited, Eleckra Mines Limited, Mining Project Group Limited, all of which are listed on the ASX, and Cangold Inc., a company listed on the Canadian Venture Exchange, as well as a number of private companies. Mr. Revelins has a Bachelor of Economics degree from Monash University, Melbourne. Mr. Revelins serves as our Chief Financial Officer on a part-time basis and devotes approximately one to two work days a week to such position.

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

Peter Marks has served as a director of our company since July 2005. Since late 2001, Mr. Marks has served as Executive Chairman of Premier Bionics Ltd., an investment company listed on the ASX and London Stock Exchange (AIM) that is focused on investing in later stage Australian-based research and development projects that demonstrate strong commercial potential. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the Australian Stock Exchange and was a founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as director of corporate finance at Burdett Buckeridge & Young Ltd. in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd. and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

Professor Colin Louis Masters has served as a director of our company since December 1999. Professor Masters graduated with a degree in Medicine from the University of Western Australia in 1970. Since such time, Professor Masters has held many senior scientific research positions predominantly in the area of Alzheimer’s disease research and is currently a Professor and Head of the Department of Pathology at the University of Melbourne. Professor Masters is Chief of Neuropathology and Director of Research Laboratories at the Mental Health Research Institute of Victoria and Consultant in Pathology at the Royal Melbourne Hospital. Professor Masters chairs our Scientific Advisory Board and is primarily responsible for the implementation of the research strategy of our company. Professor Masters has a B.Med.Sci. degree with Honours, an M.B., B.S., M.D., F.R.C. Path (U.K.) degree and F.R.C. Path (Aust), F.A.A. degree, all from the University of Western Australia.

Brian Derek Meltzer has served as a director of our company since December 1999. Mr. Meltzer is a merchant banker with the international investment bank Babcock & Brown. Mr. Meltzer has over 20 years experience in finance, including 12 years at AIDC Ltd. where he was executive director of investment advisory services. Mr. Meltzer is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr. Meltzer is a non-executive director on the boards of a number of private companies. He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). Mr. Meltzer has B. Com. and MEc. degrees from the University of Auckland and Monash University, respectively.

Dr. George William Mihaly has served as director of our company since December 1999. Dr. Mihaly also serves as a director of Prima Biomed Ltd., a public company, and Waide Pty Ltd., a private company. Dr. Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd., or Synermedica, one of Australia’s leading independent consultant research organizations, or CRO, to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd.) until December 2004. Over the course of the last 23 years in academia and industry, Dr. Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials. Dr. Mihaly has a B.Pharm. from Monash University, M.Sc. from Sydney University and Ph.D. degree from Melbourne University, and is a fellow of the Australian Institute of Company Directors.

B. COMPENSATION

The following table sets forth all compensation we paid to each of our directors and with respect to all of our directors and executive officers as a group for the year ended June 30, 2006:

	Salaries, fees, commissions and bonuses		Pension, retirement and other similar benefits
Geoffrey P. Kempler	A$434,545	(1)	A$33,455
Peter Marks	A$75,000		—
Colin L. Masters	A$115,000		—
Brian D. Meltzer	A$97,569		A$7,431
George W. Mihaly	A$105,000		—
All directors and officers as a group, consisting of eight persons at June 30, 2006	A$1,377,162		A$83,190

(1)
Under an employment agreement we entered into with Mr. Geoffrey Kempler, Mr. Kempler was entitled to a bonus of A$100,000 for achievement of the satisfactory completion of a successful Phase I trial within the time frame specified by our company’s strategic plan determined by our Board of Directors in the 2006 fiscal year. The Phase I trial for PBT-2 was successfully completed during the year ended June 30, 2006 and as such, the A$100,000 bonus is now payable. This bonus has been included in the above table. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000. During the fiscal year ended June 30, 2006, we paid to each of our non-executive directors an annual director service fee of A$40,000 and additional fees for their services as members of committees of our Board of Directors.

As of June 30, 2006, our directors and executive officers as a group, then consisting of eight persons, held options to purchase an aggregate 3,400,000 of our ordinary shares. Of such options, options to purchase 2,900,000 ordinary shares are currently exercisable for nil consideration on or before June 30, 2010. These options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The ordinary shares issued upon exercise of these options may not be disposed of without the prior consent of our Board of Directors. The remaining options to purchase 500,000 ordinary shares are exercisable for A$0.50 on or before December 17, 2007. Of the foregoing options, options to purchase 2,100,000 ordinary shares were granted during the 2005 fiscal year and options to purchase 1,300,000 ordinary shares were granted during the 2006 fiscal year under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources,” for details regarding the employment agreements we entered into with Mr. Geoffrey Kempler, in connection with his appointment as our Chief Executive Officer and Dr. Ross Murdoch in connection with his services as our President and Chief Operating Officer.

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

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Under Australian law, directors who have reached the age of 72 must stand for re-election annually. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Dr. Masters must retire and may stand for re-election at our 2006 annual general meeting of shareholders that is expected to be held on November 30, 2006. Messrs. Marks, Meltzer and Mihaly must retire and may stand for re-election at our 2008 annual general meeting of shareholders. In light of the one-third director rotation requirement, one of our directors (not including our Managing Director) will be required to retire and stand for re-election at our 2007 annual general meeting of shareholders.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has five directors, of which three are non-executive directors within the meaning of the ASX Best Practice Guide, and our audit committee consists of such three non-executive directors. Accordingly, we currently comply with the foregoing recommendations of the ASX Best Practice Guidance.

In addition, in general, under NASDAQ Marketplace Rules, a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission. On March 30, 2005, we provided NASDAQ with a notice of non-compliance with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules, and the requirement that audit committee members meet the independence standard of NASDAQ. Instead, under Australian law and practice, we are not required to appoint a certain number of independent directors to our Board of Directors or audit committee, as described above. However, as of July 2005, we have a majority of independent directors, within the meaning of NASDAQ Marketplace Rules, on our Board of Directors and our audit committee members meet the independence requirements of NASDAQ and the Securities and Exchange Commission.

Our Board of Directors has determined that each of Messrs. Peter Marks, Brian Meltzer, George Mihaly qualifies as an independent director under the ASX, NASDAQ Stock Market and Securities and Exchange Commission requirements.

Directors’ Service Contracts

We do not have any service contracts with our directors, other than the agreement that we entered into with Mr. Kempler, the Chairman of our Board of Directors, in connection with his appointment as our Chief Executive Officer. There are no arrangements or understandings between us and any of our directors for benefits upon termination of their service.

On June 15, 2005, we entered into an employment agreement with Mr. Geoffrey Kempler, under which Mr. Kempler agreed to serve as our Chief Executive Officer. We agreed to provide Mr. Kempler the following payments and benefits: (i) base annual salary of A$367,000 per year (which may be increased at the discretion of the Board of Directors); (ii) bonus of A$100,000 for achievement of the satisfactory completion of a successful Phase I trial within the time frame specified by our company’s strategic plan determined by our Board of Directors and a further A$100,000 bonus upon the satisfactory completion of a Phase II efficacy study. The Phase I trial for PBT-2 was successfully completed during the year ended June 30, 2006 and as such, the A$100,000 bonus is now payable. Should the agreement terminate due to death or disability, we shall pay a pro-rata bonus; (iii) subject to shareholder approval and within 30 days thereof, we have the option to grant options, exercisable for nil consideration, for a number of ordinary shares to be determined by the Remuneration Committee based upon Mr. Kempler’s performance in the future. If granted, the options will have the following terms: (A) vesting over a period of four years, in four equal installments, at the end of each of the four years from the date of grant; (B) the options will expire at the end of the eight years from the date of grant; (C) the options may not be exercised until or unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; and (D) Mr. Kempler will not be entitled to sell any of the shares issued upon exercise of the options unless he has the prior consent of the Board of Directors; (iv) up to 20 days vacation a year. Vacation days that are not used in any calendar year will be carried over for use in the following year to a maximum carry-over of two years; and (v) reimbursement of reasonable business expenses incurred in the performance of his duties. Mr. Kempler is entitled to participate in the employee benefits established by our company, as applicable to executives, including, without limitation, a Section 401(k) retirement plan, health, dental, life insurance and short and long term disability plans.

In the event of termination of Mr. Kempler’s employment:

•
By our company without cause (as defined in the agreement) or by Mr. Kempler with good reason (as defined in the agreement), Mr. Kempler will be entitled to: (i) the sums he would have been entitled to receive had he continued to provide services under the agreement until June 1, 2010, notwithstanding that such services will not be required to be provided within 90 days of the termination date; (ii) business expenses that have not been reimbursed and accrued, unused vacation days; and (iii) the acceleration of the vesting of any unvested options to purchase ordinary shares which may be purchased during the remainder of the exercise period by such options.

•
By our company with cause (as defined in the agreement) or by Mr. Kempler without good reason (as defined in the agreement), Mr. Kempler’s bonus compensation will be pro-rated if the termination occurs in the first year and he will be entitled to business expenses that have not been reimbursed and accrued and unused vacation days. He will only be permitted to exercise unvested options to purchase shares that had been grated to him prior to the employment agreement.

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

Indemnification of Directors and Officers

Our Constitution provides that, subject to the Australian Corporations Act, every director, secretary, manager or officer of our company or any person employed by our company as auditor shall be indemnified our of our funds against all liability incurred by such person as a director or officer in defending proceedings, whether civil or criminal, in which judgment is given in the persons favor or in which the person is acquitted in connection with any application under the Australian Corporations Act in which relief is granted to the person by a Court.

Under our Constitution no director, auditor or other officer shall be liable for (i) any acts, receipts, neglect or defaults of any other director or officer for joining in any receipt or other act for conformity; (ii) any loss or expense that may happen to us through the inefficiency or deficiency of title to any property acquired by order of the directors or on our behalf; (iii) the inefficiency or deficiency of any security in or upon which any of our monies shall be invested; (iv) any loss or damage arising from bankruptcy, insolvency or tortuous act of any person with whom any monies, securities or effects shall be deposited; (v) any loss occasioned by any error of judgment, omission, default or oversight on the persons part; or (vi) any other loss damage or misfortune whatsoever which shall happen in relation to those things unless the same shall happen through the persons own negligence, default, breach or duty, breach of trust or dishonesty.

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

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the Securities and Exchange Commission, NASDAQ Marketplace Rules and ASX Rules. Our Audit Committee is currently composed of Messrs. Peter Marks, Brian Meltzer and George Mihaly. Our Board of Directors has determined that Mr. Brian Meltzer qualifies as a financial expert. The audit committee meets at least four times per year.

Remuneration Committee. In the first quarter of 2005, our Board of Directors appointed a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing, the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADR option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADR option plans and any other employee benefit plans. Messrs. Mihaly and Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

Nominations Committee. In July 2005, our Board of Directors appointed a Nominations Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nominations Committee is responsible for identifying and recommending to the Board of Directors director nominees for election at the annual meetings of shareholders, as well as candidates to fill any vacancies on the Board of Directors or as an addition to existing directors. Messrs. Mihaly and Meltzer are the current members of the Nominations Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

D. EMPLOYEES

At June 30, 2006, we had 10 employees. Of such employees, three persons were employed in research and development, five persons in management and administration and two persons in operations.

At June 30, 2005, we had 17 employees. Of such employees, seven persons were employed in research and development, eight persons in management and administration and two persons in operations.

At June 30, 2004, we had 12 employees. Of such employees, five persons were employed in research and development, five persons in management and administration and two persons in operations.

As of June 30, 2005, except for one employee located in the United States, all of our employees were located in Australia. Such U.S. employee ceased working for our company in August 2005. As of June 30, 2006 and 2004 all of our employees were located in Australia.

Australian labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents.

E. SHARE OWNERSHIP

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 21, 2006 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Geoffrey P. Kempler	18,055,000	(3)(4)	14.06%
Richard Revelins	592,808	(5)(6)	*
Ross T. Murdoch	50,000	(7)	*
Dianne Angus	-		*
Peter Marks	343,111	(8)(9)	*
Colin L. Masters	1,184,666	(10)(11)	*
Brian D. Meltzer	626,666	(12)(13)	*
George W. Mihaly	526,666	(14)(15)	*
All directors and executive officers as a group (eight persons)	21,378,917	(16)	16.65%

* Less than 1%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this annual report are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 128,394,260 ordinary shares issued and outstanding as of September 21, 2006.

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

(4)
Includes 1,000,000 ordinary shares issuable upon the exercise of currently exercisable options for nil consideration on or before June 30, 2010 granted under the 2004 ASX Plan (as defined below). These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(5)	Held by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

(6)
Includes options to purchase 500,000 ordinary shares exercisable at A$0.50 on or before December 17, 2007 granted under the 2004 ASX Plan (as defined below), held by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

(7)	Such shares are held by Angela Murdoch, Dr. Murdoch’s wife. Dr. Murdoch disclaims beneficial ownership of the ordinary shares held by his wife Angela Murdoch.

(8)	Of such shares, 43,111 ordinary shares are held by Lampam Pty Ltd, an Australian corporation owned by Mr. Marks.

(9)
Includes options to purchase 300,000 ordinary shares at nil consideration on or before June 30, 2010 granted under the 2004 ASX Plan (as defined below). These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(10)
Of such shares, 166,666 ordinary shares are held directly by Dr. Masters, 16,000 ordinary shares are held by Helen Masters, Dr. Masters’ wife, 1,000 ordinary shares are held by Seth Masters, Dr. Masters’ son, and 1,000 ordinary shares are held by Kate Masters, Dr. Masters’ daughter. Dr. Masters disclaims beneficial ownership of the ordinary shares held by his wife, Helen Masters, and children, Seth Masters and Kate Masters.

(11)
Includes options to purchase 1,000,000 ordinary shares at nil consideration on or before June 30, 2010 granted under the 2004 ASX Plan. These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(12)	Of such shares, 326,666 ordinary shares are held by Navon Pty Ltd., an Australian corporation owned by Mr. Meltzer.

(13)
Includes 300,000 ordinary shares issuable upon the exercise of currently exercisable options for nil consideration on or before June 30, 2010 granted under the 2004 ASX Plan (as defined below). These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(14)
Of such shares 166,666 ordinary shares are held directly by Dr. Mihaly, 52,000 ordinary shares are held of record by Waide Pty Ltd., an Australian corporation owned by Dr. Mihaly, and 4,000 ordinary shares are held by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons. Dr. Mihaly disclaims beneficial ownership of the ordinary shares held by his sons, Kieren Mihaly and Warwick Mihaly.

(15)
Includes 300,000 ordinary shares issuable upon the exercise of currently exercisable options for nil consideration on or before June 30, 2010 granted under the 2004 ASX Plan (as defined below). These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(16)	See Footnotes (3) - (15).

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

On June 30, 2005, all outstanding options granted under the 2000 Plan expired and we do not intend to grant any further options under the 2000 Plan.

2004 Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (the “2004 ASX Plan”) and the 2004 American Depository Share (ADS) Option Plan (the “2004 ADS Plan”; and together with the 2004 ASX Plan, the “2004 Plans”). Under the 2004 ASX Plan we may issue ordinary shares traded on the ASX, and under the 2004 ADS Plan we may issue American Depository Shares (“ADSs”) listed on the NASDAQ Capital Market. We were initially authorized to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. In November 2005, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 10,000,000 ordinary shares (or ADSs representing 10,000,000 ordinary shares), so that we may issue under the 2004 Plans up to an aggregate 22,000,000 ordinary shares or ADSs representing 22,000,000 ordinary shares. Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval.

2004 ASX Plan. The purpose of the 2004 ASX Plan (“2004 ASX Plan”) is to promote the interest of our company and the interest of the employees, directors and consultants of our company and its subsidiaries. Under the 2004 ASX Plan, we may issue to employees, directors and consultants of our company and its subsidiaries, from time to time, up to an aggregate 12,000,000 ordinary shares, either by issuance of ordinary shares or under options to purchase ordinary shares granted under the 2004 ASX Plan.

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

2004 ADS Plan. The purpose of the 2004 ADS Plan is to promote the interests of our company and its non-Australian based employees, officers, consultants, independent contractors and directors. Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of our company and its subsidiaries (including, without limitation, officers and directors who are also employees of our company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of our company and subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs, with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds US$100,000, such option shall be treated as a non-qualified stock option.

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

A summary of the status of the 2004 Plans as of June 30, 2005 and 2006, and changes during the years ended on those dates, is presented below:

	Year ended June 30,
	2005		2006
	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Options outstanding at the beginning of the year	6,500,000	$0.48	—	—
Granted	2,265,000	—	6,500,000	$0.48
Exercised	—	—	—	—
Forfeited	(37,500)	—	—	—

Options outstanding at the end of the year	8,727,500	$0.36	6,500,000	$0.48

Options exercisable at the end of the year	4,900,000	$0.64	4,900,000	$0.64

Options that may be granted as of the end of the year	12,844,061		5,071,561

In addition, as of June 30, 2006, 428,439 ordinary shares have been issued under the ASX Plan that were not subject to options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table sets forth certain information, as of September 21, 2006, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Geoffrey P. Kempler	18,055,000	(3)(4)	14.06%
Jagen Nominees Pty Ltd	14,008,500	(5)	10.91%

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

(2)	The percentages shown are based on 128,394,260 ordinary shares issued and outstanding as of September 21, 2006.

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

(4)
Includes 1,000,000 ordinary shares issuable upon the exercise of options, exercisable for nil consideration on or before June 30, 2010 granted under the 2004 ASX Plan. These options may not be exercised until December 17, 2005 and thereafter, only if the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days.

(5)	Mr. Boris Liberman is the sole owner of Jagen Nominees Pty Ltd. and may be deemed to hold the voting and investment powers for the ordinary shares held by Jagen Nominees Pty Ltd.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

As of September 21, 2006, there were 2,158 holders of record of our ordinary shares, of which seven record holders, holding approximately 0.25% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADRs that are held of record by ANZ Nominees Ltd., which held 46.03% of our ordinary shares as of such date.

B. RELATED PARTY TRANSACTIONS

Dr. Mihaly served as a director of Kendle, formerly known as Synermedica Pty Ltd., until December 2004. Kendle provides analysis and review of the commercialization of our technology, intellectual property management and clinical trial management and monitoring. An ongoing agreement at normal commercial rates that is terminable at will exists between us and Kendle, with costs incurred on a daily basis. We paid Kendle A$379,045 for services it provided to us in fiscal year 2004 and A$577,757 for services it provided to us in fiscal year 2005 until December 31, 2004.

Aroma Science, a company owned by Mr. Kempler, provided us with computer, administration and meeting facilities. We paid Aroma Science A$81,470 for its services in the fiscal year ended June 30, 2004. These services have ceased to be provided to us since our Australian office moved to new premises in June 2004.

See Note 21 to the consolidated financial statements.

C. INTERESTS OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

See our consolidated financial statements, including the notes thereto, in Item 18.

Legal Proceedings

We are not involved in any material legal proceedings.

Dividend Distribution Policy

We have never paid cash dividends to our shareholders. We intend to retain future earnings for use in our business and do not anticipate paying cash dividends on our ordinary shares in the foreseeable future. Any future dividend policy will be determined by the Board of Directors and will be based upon various factors, including our results of operations, financial condition, current and anticipated cash needs, future prospects, contractual restrictions and other factors as the Board of Directors may deem relevant.

B. SIGNIFICANT CHANGES

There have been no significant changes in the operation or financial condition of our company since June 30, 2006.

ITEM 9. THE OFFER AND LISTING

A. OFFERAND LISTING DETAILS

Australian Stock Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2002	2.60	0.50
2003	2.39	0.44
2004	1.18	0.45
2005	0.70	0.13
2006	0.30	0.15

Fiscal Year Ended June 30, 2006:
First Quarter	0.23	0.15
Second Quarter	0.30	0.16
Third Quarter	0.245	0.19
Fourth Quarter	0.24	0.16

Fiscal Year Ended June 30, 2005:
First Quarter	0.69	0.49
Second Quarter	0.70	0.51
Third Quarter	0.60	0.43
Fourth Quarter	0.48	0.13

Month Ended:
March 2006	0.22	0.19
April 2006	0.24	0.16
May 2006	0.225	0.16
June 2006	0.215	0.16
July 2006	0.49	0.18
August 2006	0.385	0.26

NASDAQ Capital Market

Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low
Fiscal Year Ended June 30,
2003 (from September 5, 2002)	12.80	2.96
2004	10.50	2.95
2005	5.19	0.98
2006	2.40	1.20

Fiscal Year Ended June 30, 2006:
First Quarter	1.73	1.20
Second Quarter	2.40	1.21
Third Quarter	1.85	1.30
Fourth Quarter	1.89	1.35

Fiscal Year Ended June 30, 2005:
First Quarter	5.19	3.40
Second Quarter	5.05	3.70
Third Quarter	4.99	3.36
Fourth Quarter	3.55	0.98

Month Ended:
March 2006	1.69	1.30
April 2006	1.89	1.43
May 2006	1.75	1.45
June 2006	1.89	1.35
July 2006	3.05	1.35
August 2006	3.06	2.05

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

F. EXPENSESOF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

Not applicable.

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

Incorporated by reference to our Registration Statement on Form 20-F dated August 26, 2002.

C. MATERIAL CONTRACTS

Effective as of December 1, 2003, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne under which the University of Melbourne agrees to conduct certain research projects on our behalf. The agreement is for a period of three years and expires in December 2006. In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property. In addition, we agreed to provide the University of Melbourne certain funding for the research projects. We have provided or will provide to the University of Melbourne funding in an amount equal to A$600,000 (exclusive of goods and service tax) during each of the years December 2004 to November 2005 and December 2005 to November 2006. During the 2005 fiscal year we also provided the University of Melbourne an additional A$1,012,500 in research funding in connection with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. that was concluded in June 2005.

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

In March 2003, we announced our first major licensing and research collaboration with Schering A.G., a major international pharmaceutical company, and Neurosciences Victoria Ltd. Under this collaboration, we, through our contractor the University of Melbourne, undertook specific research and development projects, and Schering A.G. funded approximately A$2.7 million of our research and development costs over the life of such projects and agreed to pay additional milestone payments and royalties from discoveries resulting from such projects. Despite the arrangement between the parties, the early results of the research and development did not support the continuation of the collaboration past June 30, 2005. As a result, the parties concluded this collaboration as of June 30, 2005. See Item 4A., “Information on the Company - History and Development of the Company.”

Under the terms of a strategic alliance agreement that we entered into with Kendle dated January 6, 2004, Kendle provides us with consultancy services in relation to the co-ordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at a rate of A$70 to A$210 per hour, depending on the seniority of the consultant. For the years ended June 30, 2006 and 2005, we paid Kendle A$126,981 and A$878,226, respectively.

We entered into an arrangement with Kendle International Inc. to conduct our clioquinol Phase II/III Alzheimer disease clinical trial for PBT-1. We paid Kendle International Inc. A$229,040 and GPB £200,156 (approximately A$498,068) and A$48,229 GPB £79,504 (approximately A$197,838) for fiscal years 2005 and 2006, respectively. This trial has now ceased. On November 4, 2005, we entered into an agreement with Kendle International B.V. to conduct the Phase 1 double blind randomized, DOSE escalation study to assess the safety, tolerability and pharmacokinetics of single and multiple doses of oral PBT-2 in healthy volunteers. We paid Kendle International B.V. EUR323,657 (approximately A$556,561) and EUR905,290 (approximately A$1,556,737) for fiscal years 2005 and 2006, respectively. Kendle International Inc. is the parent entity of Kendle International B.V and Kendle Pty Ltd.

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

E. TAXATION

The following is a discussion of Australian and United States tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

Holders of our ADSs should consult their own tax advisors as to the United States, Australian or other tax consequences of the purchase, ownership and disposition of ADSs, including, in particular, the effect of any foreign, state or local taxes.

AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organizations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

Nature of ADSs for Australian Taxation Purposes

Holders of our ADSs are treated as the owners of the underlying ordinary shares for Australian income tax and capital gains tax purposes. Therefore, dividends paid on the underlying ordinary shares will be treated for Australian tax purposes as if they were paid directly to the owners of ADSs, and the disposal of ADSs will be treated for Australian tax purposes as the disposal of the underlying ordinary shares. In the following analysis we discuss the application of the Australian income tax and capital gains tax rules to non-Australian resident holders of ADSs.

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits. Fully franked dividends are not subject to dividend withholding tax. Dividends that are not franked or are partly franked and are paid to non-Australian resident stockholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Dividends paid to a non-resident stockholder are subject to withholding tax at 30%, unless the stockholder is a resident of a country with which Australia has a double taxation agreement. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the US resident holds 10% or more of the voting rights in our company. The Double Taxation Convention between Australia and the United States does not apply to limit the rate tax on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the stockholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Non-Australian resident stockholders will not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital at any time during the five years before the disposal of the shares.

Under a proposed amendment to Australian tax law that is currently before Federal Parliament, if enacted, the exemption for non-resident stockholders would be extended. If enacted in the current draft form, non-Australian resident stockholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal are wholly or principally attributable to Australian real property assets.

The Australian Taxation Office maintains the view that the Double Taxation Convention between the United States and Australia does not limit Australian capital gains tax on U.S. residents. Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more. For individuals, this discount is 50%. Net capital gains are calculated after reduction for capital losses, which may only be offset against capital gains.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that generally would apply to U.S. Holders (as defined below) who hold ADRs as capital assets. This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not address all tax considerations that may be relevant with respect to an investment in ADRs. This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADRs through partnerships or other pass-through entities, persons who acquired their ADRs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our voting shares, and investors holding ADRs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADRs will be treated as owning the underlying ordinary shares, or ADSs, represented by the ADRs held by them. Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADRs, including the amount of any Australian taxes withheld there from, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined for U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADRs, and any amount in excess of your tax basis will be treated as gain from the sale of ADRs. See “Disposition of ADRs” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Australian withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive income or financial services income for U.S. foreign tax credit purposes. U.S. Holders should note that recently enacted legislation eliminates the “financial services income” category with respect to taxable years beginning after December 31, 2006. Under this legislation, the foreign tax credit limitation categories will be limited to “passive category income” and “general category income.” A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADRs to the extent such U.S. Holder has not held the ADRs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends paid on the underlying shares represented by the ADRs should qualify for the 15 percent rate provided that either: (i) we are entitled to benefits under the Tax Treaty or (ii) the ADRs are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADRs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADRs will remain readily tradable. The rate reduction does not apply unless certain holding period requirements are satisfied. With respect to the ADRs, the U.S. Holder must have held such ADRs for at least 61 days during the 121-day period beginning 60 days before the ex-dividend date. The rate reduction also does not apply to dividends received from passive foreign investment companies, see discussion below, or in respect of certain hedged positions or in certain other situations. The legislation enacting the reduced tax rate contains special rules for computing the foreign tax credit limitation of a taxpayer who receives dividends subject to the reduced tax rate. U.S. Holders of ADRs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and will once again qualify as a PFIC for the taxable year ended June 30, 2006, under a literal application of the asset test that looks solely to market value.

If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADRs, as described below:

•	you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADRs ratably over your holding period for such ADRs,

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

If the ADRs are considered “marketable stock” and if you elect to “mark-to-market” your ADRs, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ADRs at the close of each tax year over your adjusted basis in the ADRs. If the fair market value of the ADRs had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADRs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ADRs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADRs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years). However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss. Our ADRs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENTBY EXPERTS

Not applicable.

H. DOCUMENTSON DISPLAY

We are subject to the reporting requirements of the United States Securities Exchange Act of 1934, as amended, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act, and in accordance therewith, we are required to file annual and interim reports and other information with the Securities and Exchange Commission.

As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. We make our Securities and Exchange Commission filings electronically and they are available on the Securities and Exchange Commission’s website. We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will distribute annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we will submit reports to the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first six months of each fiscal year.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We invest our excess cash in interest-bearing accounts and time deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we have approximately A$5,943,335 million in time deposits held in U.S. dollars as of June 30, 2006. A hypothetical 10% adverse movement in end-of-period exchange rates would reduce the cash balance by approximately A$594,334.

We have engaged an external consultant to assist us to optimize our interest returns and manage our foreign exchange risk. We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

We conduct our activities almost exclusively in Australia. However, we are required to make certain payments in U.S. dollars and other currencies. A hypothetical 10% adverse movement in end-of-period exchange rates could have a material impact on our operating results. At June 30, 2006, we had US$253,213 and EUR$168,428 in payables. A hypothetical 10% adverse movement in the U.S. and EUR exchange rates could increase the cost of these payables by A$63,656.

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

We evaluated the effectiveness of our disclosure controls and procedures under the supervision of our chief executive officer and chief financial officer as of the end of the period covered by this annual report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were ineffective in that we had insufficient accounting personnel that have sufficient knowledge and experience in U.S. GAAP and the Securities and Exchange Commission accounting requirements. The accounting personnel who prepare our financial statements will need to be trained on the application of U.S. GAAP accounting pronouncements and standardized reconciliation templates will need to be improved to assist in the reconciliation process between A-IFRS and U.S. GAAP.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Brian Meltzer, an independent director, meets the definition of an audit committee financial expert, as defined in Item 401(h) of Regulation S-K. For a brief listing of Mr. Meltzer’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

Year Ended June 30,
	2006	2005
Services Rendered	Fees	Fees
Audit (1)	A$202,599	A$175,481
Audit-related	—	—
Tax (2)	A$185	A$11,631
Other (3)	A$3,030	A$14,920
Total	A$205,814	A$202,032

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

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2006.

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

4.1	Agreement for the Assignment of Patents and Intellectual Property Licensing dated February 8, 2000, between Registrant and the Biomolecular Research Institute (1)

4.2	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation (1)

4.3	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties (1)

4.4
Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation, dated March 15, 2004, between the between the Registrant and The General Hospital Corporation (6)

4.5	Agreement for Services dated February 7, 2000, between the Registrant and Prof. Colin Masters (1)

4.6
Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now named The CFO solution) (1)

4.7	Form of Second Research Funding and Intellectual Property Assignment Agreement dated December 1, 2003, between the Registrant and The University of Melbourne

4.8	Letter agreement dated January 6, 2004, between the Registrant and Kendle Pty Ltd. regarding strategic alliance (7)

4.9	Purchase Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (3)

4.10	Registration Rights Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (4)

4.11	Form of Warrant (5)

4.12
Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, The General Hospital Corporation of Massachusetts, or The GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG (8)

4.13	Prana Biotechnology Limited, Employees and Consultants Option Plan 2000 (1)

4.14	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (9)

4.15	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (10)

4.16	Employment Agreement dated June 15, 2005, among the Registrant and Mr. Kempler (11)

4.17	Employment Agreement effective as of August 7, 2006 among the Registrant and Dr. Ross Murdoch

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm

(1)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).

(2)	Incorporated by reference to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 9, 2001 (File No. 333-13264).

(3)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(4)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(5)	Incorporated by reference to Item 3 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(7)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(8)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(9)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November, 2004 (File No. 000-49843).

(10)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November, 2004 (File No. 000-49843).

(11)	Filed as Exhibit 4.25 to our Annual Report on Form 20-F for the year ended June 30, 2005, and incorporated herein by reference.

PRANA BIOTECHNOLOGY LIMITED

[LETTERHEAD OF DELOITTE TOUCHE TOHMATSU]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DELOITTE TOUCHE TOHMATSU

To The Board of Directors and Shareholders of Prana Biotechnology Limited

We have audited the accompanying consolidated balance sheets of Prana Biotechnology Limited (a company incorporated in Victoria, Australia) and subsidiaries (a development stage company) (the “Company”) as of June 30, 2006 and 2005 and the related consolidated statements of operations,  stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Prana Biotechnology Limited and subsidiaries as of June 30, 2006 and 2005, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2006, in conformity with the Australian Equivalents to International Financial Reporting Standards.

The Australian Equivalents to International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 26 to the consolidated financial statements.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU

/s/ Clive Mottershead
CCA MOTTERSHEAD
 Partner

Chartered Accountants
Melbourne, Australia
29 September 2006

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEET
(in Australian dollars, except number of shares)

		June 30,
	Notes	2006	2005

Current Assets
Cash and cash equivalents		10,013,778	21,453,304
Trade and other receivables	6	194,161	174,476
Other current assets	7	110,832	495,165

Total Current Assets		10,318,771	22,122,945

Non Current Assets
Property and equipment, net of accumulated depreciation of A$508,972 and A$390,776 respectively	8	102,375	166,214

Total Non Current Assets		102,375	166,214

Total Assets		10,421,146	22,289,159

Current Liabilities
Trade and other payables	9	1,538,358	2,571,181
Provisions	10	76,672	78,602

Total Current Liabilities		1,615,030	2,649,783

Non-Current Liabilities
Provisions	10	76,766	45,200

Total Non-Current Liabilities		76,766	45,200

Total Liabilities		1,691,796	2,694,983

Commitments and contingencies	11

Net Assets		8,729,350	19,594,176

Equity
Issued capital 2006: 128,144,260 fully paid ordinary shares 2005: 127,319,260 fully paid ordinary shares	12	55,097,675	54,662,445
Reserves	13	2,867,249	2,447,996
Accumulated deficit during the development stage	14	(49,235,574)	(37,516,265)

Total Equity		8,729,350	19,594,176

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENT OF OPERATIONS 1
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2006	2005

Revenues	2	762,023	892,135
Other income	3	288,263	1,760,978

Research and development expenses	4	(7,613,045)	(7,109,839)
Research and development expenses - related party	4	-	(577,757)
Personnel expenses	4	(3,418,008)	(5,750,929)
Intellectual property expenses	4	(466,426)	(729,583)
Audit fees	21	(205,815)	(202,032)
Travel expenses		(212,184)	(432,316)
Marketing expenses		(134,750)	(442,920)
Depreciation expenses	4	(118,196)	(65,223)
Amortization expenses	4	-	(83,200)
Other expenses	4	(824,625)	(1,204,930)
Other expenses - related party		-	-
Foreign exchange gain/(loss)		223,454	(1,362,572)
Impairment of intangible assets		-	(786,240)

Loss before income tax expense		(11,719,309)	(16,094,428)

Income tax expense	5	-	-

Net loss	14	(11,719,309)	(16,094,428)

Loss per share (basic and diluted)	19	(0.09)	(0.13)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		128,053,601	122,754,061

The accompanying notes are an integral part of the consolidated financial statements.

1 On July 1, 2004, the consolidated entity’s accounting policies changed to comply with the introduction of Australian Equivalents to International Financial Reporting Standards (“A-IFRS”). Please see Note 1(s) to the Consolidated Financial Statements for further information. The SEC has permitted eligible foreign private issuers, such as Prana to file two years rather than three years for the statement of operations, cash flow statement and statement of changes in stockholders’ equity when filing their first annual report under IFRS.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED CASH FLOW STATEMENT 1
(in Australian dollars)

		Years Ended June 30,
	Notes	2006	2005

Cash Flows from Operating Activities
Payments to suppliers and employees		(12,647,636)	(13,333,739)
Payments to suppliers and employees - related party		-	(625,940)
Interest received		764,711	883,583
Government grant received		231,710	532,283
Neuroscience Victoria monies received		-	1,125,000
Net cash flows used in operating activities	15 (a)	(11,651,215)	(11,418,813)

Cash Flows from Investing Activities
Proceeds from sale of equipment		375	-
Payments for purchase of equipment		(55,626)	(50,466)
Net cash flows used in investing activities		(55,251)	(50,466)

Cash Flows from Financing Activities
Proceeds from exercise of options		-	4,753,333
Payment of share issue costs		(2,020)	(48,576)
Net cash flows (used in) / provided by financing activities		(2,020)	4,704,757

Net (decrease) in cash and cash equivalents		(11,708,486)	(6,764,522)

Opening cash and cash equivalents brought forward		21,453,304	29,580,398
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		268,960	(1,362,572)

Closing cash and cash equivalents carried forward	15 (b)	10,013,778	21,453,304

The accompanying notes are an integral part of the consolidated financial statements.

1 On July 1, 2004, the consolidated entity’s accounting policies changed to comply with the introduction of Australian Equivalents to International Financial Reporting Standards (“A-IFRS”). Please see Note 1(s) to the Consolidated Financial Statements for further information. The SEC has permitted eligible foreign private issuers, such as Prana to file two years rather than three years for the statement of operations, cash flow statement and statement of changes in stockholders’ equity when filing their first annual report under IFRS.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY 1
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Share Based Payment Reserve	Accumulated Deficit During Development Stage	Total
Balance, June 30, 2004		115,984,380	49,505,493	-	(21,421,837)	28,083,656

Net loss	14	-	-	-	(16,094,428)	(16,094,428)
Issuance of shares in connection with exercise of options, net of issue costs	12(b)	9,506,666	4,145,811	-	-	4,145,811
Non-cash issuance of shares to consultants and directors	12(b)	478,214	255,141	-	-	255,141
Non-cash issuance of shares for settlement of litigation	12(b)	1,350,000	756,000	-	-	756,000
Non-cash issuance of options to directors and employees	13(b) & (c)	-	-	1,704,734	-	1,704,734
Non-cash issuance of options to consultants	13(b)	-	-	289,699	-	289,699
Non-cash issuance of warrants to consultants	13(d)	-	-	453,563	-	453,563
Balance, June 30, 2005		127,319,260	54,662,445	2,447,996	(37,516,265)	19,594,176

Net loss	14	-	-		(11,719,309)	(11,719,309)
Non-cash issuance of shares to consultants	12(b)	825,000	435,230	-	-	435,230
Non-cash issuance of options to consultants	13(b)	-	-	181,550	-	181,550
Non-cash issuance of options to directors and employees	13(b)	-	-	76,470	-	76,470
Amortization of option expenses	13(b)	-	-	161,233	-	161,233
Balance, June 30, 2006		128,144,260	55,097,675	2,867,249	(49,235,574)	8,729,350

The accompanying notes are an integral part of the consolidated financial statements.

1 On July 1, 2004, the consolidated entity’s accounting policies changed to comply with the introduction of Australian Equivalents to International Financial Reporting Standards (“A-IFRS”). Please see Note 1(s) to the Consolidated Financial Statements for further information. The SEC has permitted eligible foreign private issuers, such as Prana to file two years rather than three years for the statement of operations, cash flow statement and statement of changes in stockholders’ equity when filing their first annual report under IFRS.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited and its controlled entities: Prana Biotechnology Inc. and Prana Biotechnology UK Limited (referred to collectively as “Prana” or the “consolidated entity”) is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. Prana Biotechnology Limited (the “Company”), the parent entity was incorporated on November 11, 1997 in Melbourne, Australia. The UK and US subsidiaries were incorporated in August 2004.

Financial Reporting Framework

The financial report is a general purpose financial report, which has been prepared in accordance with the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. Accounting Standards include Australian equivalents to International Financial Reporting Standards (‘A-IFRS’). Compliance with A-IFRS ensure that the consolidated financial statements and notes of the consolidated entity comply with International Financial Reporting Standards (‘IFRS’).

The financial report has been prepared on the basis of historical cost. Cost is based on the fair values of the consideration given in exchange for assets.

In the application of A-IFRS management is required to make judgments, estimates and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstance, the results of which form the basis of making the judgments. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgments made by management in the application of A-IFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable, in the relevant notes to the financial statements.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The consolidated entity changed its accounting policies on July 1, 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards, with July 1, 2004 as the date of transition. An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's financial position, financial performance and cash flows is discussed in Note 1(s).

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2006, the comparative information presented in these financial statements for the year ended June 30, 2005, and in the preparation of the opening A-IFRS balance sheet at July 1, 2004 (as disclosed in Note 1(s)), the consolidated entity's date of transition.

Going Concern Basis

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. As at 30 June 2006, the consolidated entity have accumulated losses of $49,235,574, and have incurred negative cash flows from operations of $11,651,215, in the current year. The consolidated entity have also experienced a reduction from its cash position of $21,453,304 as at 30 June 2005 to $10,013,778 as at 30 June 2006.

Although the consolidated entity do not have sufficient cash resources to fund their current level of activities for at least the next 12 months, and there are uncertainties as to the exact timing and form of additional fund raising, the directors believe that there is a reasonable expectation that they can raise additional cash resources and or reduce operating costs during the 2007 fiscal year. These financial statements have, therefore, been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

The directors believe that the going concern basis of preparation is appropriate given the following reasons:

•
The most recently prepared cash flow forecasts prepared by management and reviewed by the directors indicate that the consolidated entity will have sufficient cash to meet their current operating requirements until at least March 2007, being the expected signing date of the Director’s Declaration for the half-year ending 31 December 2006.

•
Since inception, the consolidated entity have been able to raise funds to advance their research processes. To date, the consolidated entity have raised in excess of $55 million in equity and are presently in discussions with various potential institutional investors as well as corporate partners in relation to potential partnering and licensing opportunities. These potential relationships would further enable the consolidated entity to continue their current business objectives.

•	In the event that additional funding is not obtained, the consolidated entity may have to significantly reduce their expenditure on research and development programs and other costs.

Having carefully assessed the uncertainties relating to the likelihood of securing additional funding and the consolidated entity’s ability to effectively manage their expenditures, the directors believe that the consolidated entity will continue to operate as going concerns for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

Notwithstanding the above, there is significant uncertainty whether the consolidated entity can continue as going concerns. If the consolidated entity are unable to continue as going concerns they may be required to realize their assets and extinguish their liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

No adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as going concerns.

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

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

The following significant accounting policies have been adopted in the preparation and presentation of the financial report.

(a)	Principles of consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company and its subsidiaries as defined in Accounting Standard AASB 127: Consolidated and Separate Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

In preparing the consolidated financial statements, all intercompany balances and transactions, and unrealized profits/losses arising within the consolidated entity are eliminated in full.

(b)	Income Tax

Current tax
Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognized as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. However, deferred tax assets and liabilities are not recognized if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the consolidated entity is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the consolidated entity expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company/consolidated entity intends to settle its current tax assets and liabilities on a net basis.

Current and deferred tax for the period
Current and deferred tax is recognized as an expense or income in the statement of operations, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognized directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The consolidated entity has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognized, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilized, given the nature of the consolidated entity’s business (research and development) and its history of losses.

(c)	Property and equipment

Property and equipment is measured on the cost basis less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to Prana’s premises at Parkville, Victoria, Australia. Cost includes expenditure that is directly attributable to the acquisition of the item.

Depreciation
Depreciation is provided on a straight line basis so as to write off the net cost or other revalued amount of each asset over its expected useful life.

The following estimated useful lives, ranging from three to 14 years, are used in the calculation of depreciation:

Furniture and fittings	5-33%
Computer equipment	33%
Laboratory equipment	10-33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(d)	Leased Assets

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

Operating lease payments are recognized as an expense on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased assets are consumed.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(e)	Financial Instruments - Loans and Receivables

Trade receivables, loans, and other receivables are recorded at amortized cost less impairment.

(f)	Impairment of Assets

At each reporting date, the consolidated entity reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the consolidated entity estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets not yet available for use are tested for impairment annually and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized in profit or loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized in profit or loss immediately.

(g)	Intangibles - Research and Development

Expenditure during the research phase of a project is recognized as an expense when incurred. Where no internally generated intangible assets can be recognized, development expenditure is recognized as an expense in the period as incurred. Development costs are capitalized if and only if, all of the following are demonstrated:

• the technical feasibility of completing the intangible asset so that it will be available for use or sale;
• the intention to complete the intangible asset and use or sell it;
• the ability to use or sell the intangible asset;
• how the intangible asset will generate probable future economic benefits;
• the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and
• the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets (capitalized development costs,) are stated at cost less accumulated amortization and impairment, and are amortized on a straight-line basis over their useful lives over a maximum of five years.

At June 30, 2006 and 2005, Prana had no capitalized research and development costs.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(h)	Foreign Currency Transactions and Balances

Foreign currency transactions
All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at reporting date are translated at the exchange rate existing at reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

Exchange differences are recognized in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognized in the foreign currency translation reserve and recognized in profit or loss on disposal of the net investment.

Foreign operations
On consolidation, the assets and liabilities of the consolidated entity’s overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognized in the foreign currency translation reserve, and recognized in profit or loss on disposal of the foreign operations.

(i)	Employee Benefits

Provision is made for the consolidated entity's liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

(j)	Provisions

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

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognized as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(k)	Cash and cash equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less.

(l)	Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognized as earned when collectibility is reasonably assured.

(m)	Other income

Other income is recognized to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

Government grants
Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Other income is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Income for each milestone achieved is fixed up front.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Corporate partner income
Corporate partner income is comprised of amounts earned under agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. Income is recognized as earned on a straight line basis over the lives of the relevant agreements. The straight line basis is considered appropriate as the agreements do not contain clearly defined milestones. Such agreements are performed on a "best efforts" basis with no guarantee of either technological or commercial success.

(n)	Share Capital

Ordinary share capital is recognized as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a reduction of the share proceeds received.

(o)	Trade and other payables

Trade payables and other payables are recognized when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods or services.

(p)	Share-based payments

Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant. Fair value is measured by use of the Black- Scholes model (for options without market conditions) or the Barrier Pricing model (for options with market conditions). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations. The date used to value share-based payments for non-employees may be different to the grant date used to value employee share-based payments where service conditions apply.

The fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period for each tranche of equity, based on the consolidated entity’s estimate of shares that will eventually vest.

(q)	Loss per share

Basic loss per share is determined by dividing the net loss after income tax expense by the weighted average number of ordinary shares outstanding during the financial period. For all periods presented, diluted loss per share is equivalent to basic loss per share as the potentially dilutive securities are excluded from the computation of diluted loss per share because the effect is anti-dilutive.

(r)	Goods and Services Tax (GST)

Revenues, expenses and assets are recognized net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognized as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the balance sheet are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the statement of cash flows on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(s)	Adoption of Australian Equivalents to International Financial Reporting Standards

The consolidated entity is required to prepare financial statements that comply with A-IFRS for annual reporting periods beginning on or after January 1, 2005. Accordingly, this is Prana's first annual financial report prepared under A-IFRS.

An explanation of how the transition from superseded policies to A-IFRS has affected the consolidated entity's balance sheet and statement of operations is set out in the following tables and notes that accompany the tables.

		Consolidated
Effect of A-IFRS on the balance sheet as at July 1, 2004		Superseded Policies at July 1, 2004[1]	Adjustment on introduction of A-IFRS	A-IFRS at July 1, 2004
	Note	$	$	$
Current Assets
Cash and cash equivalents		29,580,398	-	29,580,398
Trade and other receivables		92,917	-	92,917
Other current assets		72,769	-	72,769

Total current assets		29,746,084	-	29,746,084
Non-current assets
Property and equipment		180,971	-	180,971
Intangible assets	(b)	11,488,343	(10,618,,903)	869,440

Total Non-Current Assets		11,669,314	(10,618,903)	1,050,411

Total Assets		41,415,398	(10,618,903)	30,796,495
Current Liabilities
Trade and other payables		2,661,950	-	2,661,950
Provisions		42,597	-	42,597

Total Current Liabilities		2,704,547	-	2,704,547
Non-current liabilities
Provisions		8,292	-	8,292

Total Non-current Liabilities		8,292	-	8,292

Commitments and Contingencies

Total Liabilities		2,712,839	-	2,712,839

Net assets		38,702,559	(10,618,903)	28,083,656
Equity
Issued capital		49,505,493	-	49,505,493
Reserves	(b)	14,661,942	(14,661,942)	-
Accumulated deficit during the development stage	(d)	(25,464,876)	4,043,039	(21,421,837)

Total Equity		38,702,559	(10,618,903)	28,083,656

1 Reported financial results as at June 30, 2004

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

		Consolidated
Effect of A-IFRS on the balance sheet as at June 30, 2005		Superseded Policies at June 30, 2005[1]	Adjustment on introduction of A-IFRS	A-IFRS at June 30, 2005
	Note	$	$	$
Current Assets
Cash and cash equivalents		21,453,304	-	21,453,304
Trade and other receivables		174,476	-	174,476
Other current assets		495,165	-	495,165

Total Current Assets		22,122,945	-	22,122,945
Non-Current Assets
Property and equipment		166,214	-	166,214

Total Non-Current Assets		166,214	-	166,214

Total Assets		22,289,159	-	22,289,159
Current Liabilities
Trade and other payables		2,571,181	-	2,571,181
Provisions		78,602	-	78,602

Total Current Liabilities		2,649,783	-	2,649,783
Non-Current Liabilities
Provisions		45,200	-	45,200

Total Non-Current Liabilities		45,200	-	45,200

Commitments and Contingencies

Total Liabilities		2,694,983	-	2,694,983

Net Assets		19,594,176	-	19,594,176
Equity
Issued capital	(a)	55,405,707	(743,262)	54,662,445
Reserves	(a) & (b)	14,661,942	(12,213,946)	2,447,996
Accumulated deficit during the development stage	(d)	(50,473,473)	12,957,208	(37,516,265)

Total Equity		19,594,176	-	19,594,176

1 Reported financial results as at June 30, 2005

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

			Consolidated
Effect of A-IFRS on the statement of operations for the financial year ended June 30, 2005			Superseded Policies [1]	Adjustment on introduction of A-IFRS	A-IFRS
	Note		$	$	$

Revenue	(e	)	2,653,113	(1,760,978)	892,135
Other income	(e	)	-	1,760,978	1,760,978

Research and development expenses			(7,109,839)	-	(7,109,839)
Research and development expenses - related party			(577,757)	-	(577,757)
Personnel expenses	(a	)	(4,046,195)	(1,704,734)	(5,750,929)
Intellectual property expenses			(729,583)	-	(729,583)
Audit fees			(202,032)	-	(202,032)
Travel expenses			(432,316)	-	(432,316)
Marketing expenses			(442,920)	-	(442,920)
Depreciation expense			(65,223)	-	(65,223)
Amortization expenses	(b	)	(1,100,004)	1,016,804	(83,200)
Other expenses			(1,204,930)	-	(1,204,930)
Foreign exchange gain/(loss)	(b	)	(1,362,572)	-	(1,362,572)
Impairment of intangible assets			(10,388,339)	9,602,099	(786,240)

LOSS BEFORE INCOME TAX EXPENSE			(25,008,597)	8,914,169	(16,094,428)

INCOME TAX EXPENSE			-	-	-

NET LOSS			(25,008,597)	8,914,169	(16,094,428)

1 Reported financial results for the year ended June 30, 2005

Explanatory Notes to the Financial Statements

The following explanatory notes relate to the financial statements above and describe the differences between the accounting policies under A-IFRS and the previous treatment of those items under the Superseded Policies.

(a) Share-based Payments

Under the Superseded Policies, the consolidated entity did not recognize an expense for share-based compensation granted to employees and directors. Under A-IFRS, the fair value of share options granted to employees and directors is determined at grant date and expensed over the expected vesting period of the options. As permitted under A-IFRS first time adoption, the consolidated entity did not retrospectively recognize share-based payments that were granted before November 7, 2002 and share based payments granted after November 7, 2002 that vested before January 1, 2005.

For the financial year ended June 30, 2005, under A-IFRS reserves increased by A$1,704,734 and an additional personnel expense of the same amount was recognized in the statement of operations in relation to the options issued during the year.

Under A-IFRS, a share based payment reserve arises on the grant of share options and warrants. Previously these amounts were allocated to issued capital. At June 30, 2005, a further A$743,262 previously included in issued capital was moved into the share based payments reserve under A-IFRS.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Intangible Assets

Under the Superseded Policies, the consolidated entity revalued the acquired research and development costs to fair value in December 1999. Under A-IFRS the revaluation is permissible only if there is an active market for the asset. As a consequence, upon transition to A-IFRS on July 1, 2004, intangible assets decreased by A$10,208,582 (net of accumulated amortization) with an associated decrease in the asset revaluation reserve of A$14,661,942 and accumulated losses of A$4,453,360.

Under A-IFRS internally generated intangible assets from expenditure on research activities are not recognizable. As a consequence, upon transition to A-IFRS at July 1, 2004 intangible assets decreased by A$410,321 (net of accumulated amortization) with a corresponding increase in accumulated losses.

As a result of the above transition adjustments, the carrying value of the intangible assets at July 1, 2004 was AS$869,440.

Under AASB 1 Prana has not elected to take the option to fair value the intangible assets at July 1, 2004.

The impact of the above transition adjustments to A-IFRS for the financial year ended June 30, 2005, is that the amortization expense decreased by A$1,016,804 and the impairment of intangible assets by A$9,602,099, which reverses a portion of the impairment recorded under Superseded Policies given that a portion of the asset was already derecognized under A-IFRS. In addition, the asset revaluation reserve at June 30, 2005 decreased by A$14,661,942.

(c) Financial Instruments

The directors have elected not to apply the first-time adoption exemption available to the consolidated entity to defer the date of transition of AASB 132 Financial Instruments: Disclosure and Presentation and AASB 139 Financial Instruments: Recognition and Measurement to July 1, 2005. This standard had nil effect on the financial statements of the consolidated entity.

(d) Accumulated Deficit during the Development Stage

The effect of the above adjustments on accumulated deficit during the development stage is as follows:

	June 30, 2005	July 1, 2004
	A$	A$
Expensing of share-based payments (a)	(1,704,734)	-
Derecognition of revaluation (b)	14,661,942	14,661,942
Derecognition of intangible assets (b)	-	(10,618,903)
Total adjustment to accumulated deficit	12,957,208	4,043,039

(e) Revenue

Under the Superseded Policies, the consolidated entity recorded as revenue all of the consolidated entity’s inflows. Under A-IFRS, the consolidated entity’s revenue represents interest income, with the remaining inflows of the consolidated entity (being government grants and corporate partner revenues) classified as other income. At June 30, 2005, this reduced revenue by A$1,760,978 and increased other income by the same amount.

(f) Effect of A-IFRS on the Cash Flow Statement

There are no material differences between the Cash Flow Statement presented under A-IFRS and the Cash Flow Statement presented under the Superseded Policies for the year ended June 30, 2005.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2006	2005
2. REVENUE

Interest	762,023	892,135

3. OTHER INCOME

Government grant (i)	288,173	629,692
Corporate partner revenues (ii)	-	1,125,000
Other income	90	6,286

Total other income	288,263	1,760,978

(i) On May 5, 2003, the consolidated entity announced a Biotechnology Innovation Fund grant of A$227,252 from the Australian Industry Research and Development Board to research the development of an immunotherapy from Alzheimer’s Disease. During the year ended June 30, 2005 the consolidated entity met the revenue recognition criteria to record income of A$101,689. This grant was completed in January 2005.

On February 18, 2004, the consolidated entity announced a further START grant of A$1.35 million from the Australian Industry Research and Development Board to take its second generation drug candidate for Alzheimer’s disease, PBT-2, through safety testing and Phase 1 Clinical Trials. During the years ended June 30, 2006 and 2005, the consolidated entity met the revenue recognition criteria to record revenue of A$288,172 and A$528,003, respectively.

(ii) In March 2003, Prana entered into various agreements with Schering A.G. and Neuroscience Victoria Ltd. for certain research and development activities. The income under these agreements is recognized as earned on a straight line basis over the lives of the relevant agreements. These agreements ceased June 30, 2005.

	Years Ended June 30,
	2006	2005
4. EXPENSES FROM ORDINARY ACTIVITIES

Research and development expense
Research and development	7,613,045	7,109,839
Research and development - related parties	-	577,757

Total research and development expense	7,613,045	7,687,596

Personnel expenses
Employees	1,578,934	1,516,077
Equity based payments - employees	54,662	-
Consultants and directors	1,432,371	1,640,861
Equity based payments - consultants and directors	352,041	2,593,991

Total personnel expense	3,418,008	5,750,929

Intellectual property expenses
Overseas	259,848	357,590
Local	206,578	371,993

Total intellectual property expense	466,426	729,583

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

4. EXPENSES FROM ORDINARY ACTIVITIES continued

	Years Ended June 30,
	2006	2005
Depreciation of non-current assets
Laboratory equipment	36,432	22,367
Computer equipment	30,135	33,306
Furniture and fittings	7,434	4,219
Leasehold improvements	44,195	5,331

Total depreciation expense	118,196	65,223

Amortization expenses
Core intellectual property	-	83,200

Total amortization expense	-	83,200

Other expenses
Corporate compliance	129,466	429,616
Office expenses	475,957	515,869
Computer expenses	25,470	28,592
Insurance	192,917	191,705
Other	815	39,148

Total other expenses	824,625	1,204,930
5. INCOME TAX
(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax income on net (loss) before income tax at 30% (2005: 30%)	(3,515,793)	(4,828,328)
Effect of lower tax rates of tax on overseas income	(4,142)	4,567

Add tax effect of:
(Over) provision of income tax in previous year	(1,304,611)	(2,258,204)
Equity issued for nil consideration	122,011	778,197
Other	2,848	4,665

Deferred tax asset not recognized	4,699,687	6,299,103

Income tax expense attributable to loss before income tax	-	-

(b) Potential deferred tax asset at June 30, 2006 and 2005 in respect of tax losses not brought to account is:	16,529,172	11,700,174
Temporary Differences	376,735	506,046

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

		June 30,
	Notes	2006	2005
6. TRADE AND OTHER RECEIVABLES
Accrued income		119,457	48,123
Goods and services tax receivable		73,006	53,439
Other debtors		1,698	72,914

		194,161	174,476

7. OTHER CURRENT ASSETS
Prepayments		68,453	495,165
Term Deposit A$		42,379	-

		110,832	495,165
8. PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		556,989	506,523
Additions		55,626	50,466
Disposals		(8,626)	-

Balance at end of year		603,989	556,989

Accumulated depreciation
Balance at beginning of year		(390,775)	(325,552)
Disposals		7,357	-
Depreciation expense	3	(118,196)	(65,223)

Balance at end of year		(501,614)	(390,775)

Net book value at end of year		102,375	166,214

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 3.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)
8. PROPERTY AND EQUIPMENT continued

		June 30,
	Notes	2006	2005

Property and equipment, at cost		368,960	325,899
Less accumulated depreciation		(351,139)	(314,707)

Total property and equipment		17,821	11,192

Computer equipment, at cost		120,209	116,652
Less accumulated depreciation		(87,287)	(64,510)

Total computer equipment		32,922	52,142

Furniture and fittings, at cost		43,421	43,039
Less accumulated depreciation		(13,070)	(5,636)

Total furniture and fittings		30,351	37,403

Leasehold improvements, at cost		71,399	71,399
Less accumulated depreciation		(50,118)	(5,922)

Total leasehold improvements		21,281	65,477

Total		102,375	166,214

9. TRADE AND OTHER PAYABLES
Trade creditors		952,145	1,235,320
Accrued research and development expenses		242,113	171,031
Accrued intellectual property expenses		14,764	32,586
Accrued personnel expenses		20,894	683,482
Accrued audit fees		111,213	116,220
Accrued PR and marketing expense		14,531	50,737
Other accrued expenses		67,698	200,342
Deferred revenue		-	56,463
Amounts payable to Directors		115,000	25,000

		1,538,358	2,571,181

10. PROVISIONS
Current
Annual leave	17	76,672	78,602

Non-Current
Long service leave	17	76,766	45,200

11. COMMITMENTS AND CONTINGENCIES

The consolidated entity is not involved in any legal or arbitration proceedings and, so far as directors are aware, no such proceedings are pending or threatened against the consolidated entity.

In respect of expenditure commitments on leases and employment contracts, refer to note 16.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)
		June 30,
	Notes	2006	2005
12. ISSUED CAPITAL

(a) Issued Capital
Fully paid ordinary shares	11(b)	55,097,675	54,662,445
Warrants over ADRs	11(c)	-	-

		55,097,675	54,662,445

(b) Movements in shares on issue

	June 30,
	2006		2005
	Number of Shares	$	Number of Shares	$
Beginning of the year	127,319,260	54,662,445	115,984,380	49,505,493

Movement during the year	825,000	435,230	11,334,880	5,156,952

End of the year	128,144,260	55,097,675	127,319,260	54,662,445

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$
August 9, 2004	Non-cash share issue in settlement of litigation	(iii)	1,350,000	0.56	756,000
September 16, 2004	Non-cash share issue in consideration for services provided by consultants	(i)	49,775	0.82	40,816
December 8, 2004	Exercise of options		9,506,666	0.50	4,753,333
December 17, 2004	Non-cash share issue to directors	(ii)	249,999	0.48	120,000
February 21, 2005	Non-cash share issue in consideration for services provided by consultants	(i)	178,440	0.55	98,142
	Capital raising costs	(iv)	-	-	(611,339)
Year ended June 30, 2005			11,334,880		5,156,952

August 10, 2005	Non cash share issue in consideration for services provided by consultants	(i)	825,000	0.53	437,250
	Capital raising costs		-	-	(2,020)

Year ended June 30, 2006			825,000		435,230

(i)
The consolidated entity recognized non-cash compensation expense for shares issued in consideration for services provided by consultants based on either the directors’ valuation of the services rendered or the shares issued.

(ii)	The base fee for three of the Company’s directors was paid by the issue of 83,333 shares each as approved at the 2004 Annual General Meeting.

(iii)	The Company settled a litigation dispute with P.N. Gerolymatos via the issue of 1,350,000 shares valued as of the date the settlement agreement was signed.

(iv)
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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

12. ISSUED CAPITAL (continued)

(c) Movement in warrants

	Years Ended June 30,
	2006		2005
	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)
Beginning of the year	3,000,000	-	3,000,000	-
Issued during the year	-	-	-	-

End of the year	3,000,000	-	3,000,000	-

(d) Terms and conditions of contributed equity

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Options and warrants

Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company. Options and warrants may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised. Warrants and US options convert into ADRs, being one warrant or US option for one ADR, which equals ten ordinary shares, on the date they are exercised.

(e) Shares issued after reporting date

Date	Details	Number	Issue Price	Comp. Expense ($)
August 31, 2006	Issued to a consultant	250,000	0.1725	43,125
		250,000		43,125

			June 30,
			2006	2005
13. RESERVES

(a) Share Based Payments
Options over fully paid ordinary shares	12(b	)	898,252	478,999
Options over ADRs	12(c	)	1,515,434	1,515,434
Warrants over ADRs	12(d	)	453,563	453,563

			2,867,249	2,447,996

The share based payment reserve arises on the grant of options and/or issuance of warrants to directors, executives, consultants or employees. Amounts are transferred out of the reserve and into issued capital when the options and/or warrants are exercised.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

13. RESERVES (continued)

(b) Movements in share options over fully paid ordinary shares

	Years Ended June 30,
	2006		2005
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)
Beginning of the year	3,312,000	478,999	21,269,167	-
Issued during the year	2,678,000	258,020	2,700,000	478,999
Expired during the year	(200,000)	-	(11,150,501)	-
Forfeited during the year	(37,500)	-	-	-
Amortization of option expenses	-	161,233	-	-
Exercised during the year (Note 11(b))	-		(9,506,666)	-

End of the year	5,752,500	898,252	3,312,000	478,999

Details of option issuances are summarized as follows.

2005

•
On December 17, 2004, the Company issued 600,000 options to outside consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 17) in consideration for services rendered to the Company. Of the 600,000 options, 400,000 options vested immediately and 200,000 options vest quarterly over a one-year vesting period. The options are exercisable until December 17, 2007 at an exercise price of A$0.50 per option.

•
On December 17, 2004, the Company issued 1,600,000 options to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are escrowed for one year from the date of grant and are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010. This issue was approved by shareholders at the 2004 Annual General Meeting.

•
On February 21, 2005, the Company issued 500,000 options to the Company Secretary under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 17) as reward for services rendered to the Company. Such options vested immediately and are exercisable on or before December 17, 2007 at an exercise price of A$0.50 per option.

2006

•
On August 10, 2005, the Company issued 413,000 options to an outside consultant as reward for services rendered to the Company. Such options are exercisable on or before February 1, 2007 at an exercise price of A$0.50 per option. This issue was approved by shareholders at the 2005 Annual General Meeting.

•
On February 2, 2006, the Company issued 890,000 options to employees under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010.

•
On February 2, 2006, the Company issued 1,300,000 options to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are escrowed for one year from date of grant and are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010. This issue was approved by shareholders at the 2005 Annual General Meeting.

•
On June 30, 2006, the Company issued 75,000 options to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

13. RESERVES (continued)

(c) Movements in share options over ADRs

	Years Ended June 30,
	2006		2005
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)
Beginning of the year	380,000	1,515,434	-	-
Issued during the year	-	-	380,000	1,515,434

End of the year	380,000	1,515,434	380,000	1,515,434

Details of option issuances are summarized as follows.

2005

On December 17, 2004, the Company issued 380,000 options to a director under the 2004 ADS Option Plan (see Note 17) as per his employment contract. The options vested on June 14, 2005 following an agreement between Jonas Alsenas and the Company on Jonas Alsenas stepping down as CEO and director of the Company and are exercisable at US$5.00. The options expire on December 17, 2012 and upon exercise convert to ADRs (1 ADR = 10 ordinary shares). This issue was approved by shareholders at the 2004 Annual General Meeting.

(d) Movement in warrants

	Years Ended June 30,
	2006		2005
	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)
Beginning of the year	320,000	453,563	-	-
Issued during the year	-	-	320,000	453,563

End of the year	320,000	453,563	320,000	453,563

Details of warrant issuances are summarized as follows.

2005

On December 17, 2004, the Company issued 320,000 warrants to an outside consultant in consideration for services rendered to the Company for the June 2004 US capital raising. The resulting compensation expense was accounted for as an issuance cost and therefore recorded as a deduction of issued capital in the Statements of Shareholders’ Equity. The warrants are convertible to 320,000 ADRs (3,200,000 ordinary shares) at an exercise price of US$8.00 per warrant on or before June 4, 2009.

(e) Terms and conditions of contributed equity

Options and warrants

Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company. Options and warrants may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised. Warrants and US options convert into ADRs, being one warrant or US option for one ADR, which equals ten ordinary shares, on the date they are exercised.

In Australia, there is not a set number of authorized shares, shares are not reserved for the exercise of options, and shares do not have a par value.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

13. RESERVES (continued)

(f) Options and warrants issued after reporting date

There have been no options or warrants issued after reporting date.

	June 30,
	2006	2005

14. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE
Balance at beginning of year	(37,516,265)	(21,421,837)
Net loss for the year	(11,719,309)	(16,094,428)

Balance at end of year	(49,235,574)	(37,516,265)

15. CASH FLOW STATEMENT

(a) Reconciliation of the net loss to the net cash flows from operations
Net loss	(11,719,309)	(16,094,428)

Non-cash items
Depreciation of plant and equipment	118,196	65,223
Amortization of intangible assets	-	83,200
Non-cash issue of equity in consideration of operating expenses	856,503	2,144,191
Foreign exchange (gain)/loss	(268,960)	1,362,572
Impairment of core intellectual property	-	786,240
Loss on sale of non-current asset	894	-

Changes in assets and liabilities
Increase in trade and other receivables	(19,685)	(81,559)
Decrease/(increase) in other current assets	384,333	(422,396)
(Decrease)/increase in trade and other payables	(1,032,823)	665,231
Increase in provision for employee entitlements	29,636	72,913

Net cash flows used in operating activities	(11,651,215)	(11,418,813)

(b) Reconciliation of cash and cash equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	684,006	1,163,077
- term deposit/on call	6,829,772	11,290,227
- commercial bill	2,500,000	9,000,000

Closing cash and cash equivalents balance	10,013,778	21,453,304

(c) Non-cash financing and investing activities

During the years ended June 30, 2006 and 2005, the Company issued shares, options and warrants in connection with non-cash transactions. See Notes 12(b), 13(b), 13(c) and 13(d).

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

16. EXPENDITURE COMMITTMENTS

The Company moved premises in June 2004 and entered into an operating lease for a three year period totaling A$306,781, including rent increases by 3.5% per annum. Outgoing costs are set yearly by the landlord.

Future minimum lease payments under the office lease are as follows as of June 30, 2006:

Fiscal year
2005	105,911
2006	110,749
2007	92,726
Thereafter	-
Total	309,386

Refer to note 20 in respect of employment contracts with Mr. Geoffrey Kempler and Dr. Ross Murdoch.

17. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

		Years Ended June 30,
	Notes	2006	2005
(a) Employee Entitlements

The aggregate employee entitlement liability is composed of:
Provisions (current)		76,672	78,602
Provisions (non-current)		76,766	45,200
	10	153,438	123,802
Number of employees: 14 (2005: 17 employees)

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

17. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of new Employee and Consultant Plans designed to reward directors, employees and/or consultants for their contributions to the Company. As per the previous plan, the new plans are to be used as a method of retaining key personnel for the growth and development of the Company’s. Due to Prana’s US presence, a US plan (the 2004 ADS Option Plan) and an Australian plan (the 2004 Employees, Directors and Consultants Share and Option Plan) were developed. At June 30, 2006, equity had been issued to one previous director while a director under the 2004 ADS Option Plan and five directors, three consultants and 12 employees under the 2004 Employees, Directors and Consultants Share and Option Plan. At the 2004 Annual General Meeting shareholders authorized the Company to issue in aggregate up to 12 million ordinary shares under the plans. This was increased to 22 million ordinary shares at the 2005 Annual General Meeting. The Share Plan Committee, a sub-committee of the Remuneration Committee administers the Plans and is able to change the terms of the equity issued under them from the default terms.

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

Information with respect to the number of options granted under the Employee and Consultants Option Plan 2000 is as follows:

	Years Ended June 30,
	2006		2005
	Number of Options	Exercise Price ($)	Number of Options	Exercise Price ($)
Beginning of the year	-	-	897,167	0.50
Issued during the year	-	-	-	-
Exercised during the year	-	-	-	-
Expired during the year	-	-	(897,167)	0.50

End of the year	-		-

Information with respect to the number of options granted under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

	Years Ended June 30,
	2006		2005
	Number of Options	Exercise Price ($)	Number of Options	Exercise Price ($)
Beginning of the year	2,700,000	0.50	-	-
Issued during the year	2,265,000	nil	1,600,000	-
Issued during the year	-	-	1,100,000	0.50
Forfeited during the year	(37,500)	nil	-	-

End of the financial year	4,927,500		2,700,000

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

17. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

Information with respect to the number of shares issued under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

	Years Ended June 30,
	2006	2005
	Number of Shares	Number of Shares
Beginning of the year	428,439	-
Issued during the year	-	428,439

End of the financial year	428,439	428,439

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2006		2005
	Number of Options	Exercise Price ($)	Number of Options	Exercise Price ($)

Beginning of the year	380,000	US$5.00 (A$6.85)	-	-
Issued during the year[1]	-	-	380,000	US$5.00 (A$6.57)

End of the year[1]	380,000		380,000

1 These options are exercisable into ADRs (one US option converts to one NASDAQ ADR = ten ASX shares)

The benefit to executives, employees, director and consultants is recognized in the financial statements over the period in which the services are provided. Refer to note 20 for further information.

Options issued carry no dividend rights or right to vote.

18. SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

	Years Ended June 30,
	2006	2005
19. LOSS PER SHARE
Basic and diluted loss per share	(0.09)	(0.13)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	128,053,601	122,754,061

The options and warrants in place do not have the effect to dilute the loss per share.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

20. KEY MANAGEMENT PERSONNEL COMPENSATION

(a) The Key Management Personnel of Prana Biotechnology Ltd during the year:

Geoffrey Kempler	Executive Chairman Chief Executive Officer
Colin Masters	Executive Director
Brian Meltzer	Non-Executive Director
George Mihaly	Non-Executive Director
Peter Marks	Non-Executive Director Appointed July 29, 2005
Ross Murdoch	President and Chief Operating Officer
Dianne Angus	Senior Vice President of Business Development, IP and Research
Richard Revelins	Company Secretary Chief Financial Officer

(b) Key Management Personnel Remuneration

Remuneration of all Key Management Personnel of the Company is determined by the Board following recommendation by the Remuneration Committee.

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

			Post-Employment
	Short Term Benefits		Superannuation	Equity
2006 Directors’ Remuneration	Base Fee $	Bonus $	Contribution $	Options $	Total $
Geoffrey Kempler 1 & 3	334,545	100,000	33,455	92,770	560,770
Colin Masters [2]	115,000	-	-	16,775	131,775
Brian Meltzer [1]	97,569	-	7,431	27,831	132,831
George Mihaly [1]	105,000	-	-	27,831	132,831
Peter Marks [2]	75,000	-	-	5,033	80,033

	727,114	100,000	40,886	170,240	1,038,240

1 This equity was issued as per the AGM held on November 17, 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days.

2This equity was issued as per the AGM held on November 30, 2005. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days. The option price was calculated using the Barrier Pricing Model applying the following inputs:

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

20. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

Issue Date: February 2, 2006
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: A$0.00
Spot Price: A$0.21
Barrier: A$1.00
Days to Expiry: 1609
Volatility: 110%
Risk-free Interest Rate: 5.35%
Expected Dividends: A$0.00
Option Price: A$0.18

3Mr Kempler achieved a bonus milestone, the successful completion of the Phase 1 trial for PBT-2 as set out in his employment contract. There is a potential for a further A$100,000 bonus for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage.

	Short Term Benefits		Post-Employment
	Base Fee		Superannuation	Equity	Termination
2005 Directors’ Remuneration	Cash $	Shares $	Contribution $	Options $	Benefits $	Total $
Geoffrey Kempler [3]	262,197	-	26,220	49,562	-	337,979
Colin Masters [1]	75,000	40,000	-	-	-	115,000
Brian Meltzer 1 & 3	50,000	40,000	-	14,869	-	104,869
George Mihaly 1 & 3	75,000	40,000	-	14,869	-	129,869
Jonas Alsenas 2 & 3	264,092	-	-	1,515,434	432,266	2,211,792
	726,289	120,000	26,220	1,594,734	432,266	2,899,509

1 The base fee includes the issue of 83,333 shares each as approved at the 2004 AGM valued at A$40,000 at date of issue.

2 Payment relates to Jonas Alsenas stepping down as CEO per the Separation Agreement and General Release.

3 This equity was issued as per the AGM held on November 17, 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value dues not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options (A$1.00 share price for five consecutive trading days) or the exercise price of the options.

The option price for the options issued to Mr Geoffrey Kempler, Mr Brian Meltzer and Dr George Mihaly were calculated using the Barrier Pricing Model applying the following inputs:

Issue Date: December 17, 2004
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: A$0.00
Spot Price: A$0.56
Barrier: A$1.00
Days to Expiry: 2008
Volatility: 70%
Risk-free Interest Rate: 5.05%
Expected Dividends: A$0.00
Option Price: A$0.51

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

20. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The option price for Dr Jonas Alsenas was calculated using the Black-Scholes Model applying the following inputs:

Issue Date: December 17, 2004
Exercise Price: USD$5.00
Stock Price: USD$4.75
Years to Expiry: 8
Volatility: 59%
Risk-free Interest Rate: 3.85%:
Dividend Yield: 0%
Option Price: USD$3.08 (AUD$3.99)

			Post-Employment
	Short Term Benefits		Superannuation	Equity
2006 Executives’ Remuneration	Base Fee $	Bonus $	Contribution $	Options $	Total $
Richard Revelins	80,000	-	-	-	80,000
Ross Murdoch [1]	285,000	-	25,650	-	310,650
Dianne Angus [2]	185,048	-	16,654	-	201,702

	550,048	-	42,304	-	592,352

1 On January 1, 2006, Dr Murdoch received a salary increase to A$295,000 plus 9% superannuation.

2 On January 1, 2006, Ms Angus received a salary increase to A$195,000 plus 9% superannuation. Ms Angus received additional remuneration in recognition of additional hours worked over her contracted 4 days per week.

			Post-Employment
	Short Term Benefits		Superannuation	Equity
2005 Executives’ Remuneration	Base Fee $	Bonus $	Contribution $	Options $	Total $
Richard Revelins [1]	60,000	-	-	110,000	170,000
Ross Murdoch [2]	275,000	-	24,750	-	299,750
Dianne Angus 2,3&4	170,000	10,000	16,200	2,670	198,870

	505,000	10,000	40,950	112,670	668,620

1 The equity amount relates to 500,000 options issued to Mr Revelins for his services as Chief Financial Officer, valued at grant date. The option price was calculated using the Black-Scholes Model applying the following inputs:

Issue Date: February 21, 2005
Exercise Price: A$0.50
Stock Price: A$0.53
Years to Expiry: 3
Volatility: 52%
Risk-free Interest Rate: 5.47%:
Dividend Yield: 0%
Option Price: A$0.22

2 No equity was received by these executives during the year.

3 The equity amount relates to equity issued in the year ended June 30, 2004 that vested on August 1, 2004.

4 Base Fee includes additional house worked above 4 days per week and a bonus was paid in recognition of additional work not otherwise remunerated in respect of the PBT1 patent dispute and clinical trial advancement.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

20. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Director was under contract at June 30, 2006:
	Duration	Notice Requirements	Termination	Bonus Entitlements	Equity Entitlements
Geoffrey Kempler	Until termination by either party Signed June 15, 2005	For Good Reason Mr. Kempler may terminate with 30 days notice	*pay remuneration entitlements up to June 1, 2010 *accrued entitlements, bonuses and equity issues *accelerate the vesting of any unvested options
The Company will pay Mr Kempler a bonus in the amount of A$100,000 for achievement of the satisfactory completion of a successful Phase One trial within the timeframe specified by the Company Strategic Plan (achieved financial year 2006) and a further A$100,000 bonus for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage.
Entitlement under contract at 2005 AGM not exercised.

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

20. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Senior Executives were under contract at June 30, 2006:

	Duration	Notice Requirements	Termination	Bonus Entitlements	Equity Entitlements
Ross Murdoch	Until termination by either party Signed August 7, 2006	For Good Reason Dr Murdoch may terminate with 30 days notice
* pay remuneration entitlements up to 29 May 2008 or if termination occurs after May 29, 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity.
* accrued entitlements
* accelerate the vesting of any unvested options

Nil.
1,250,000 options with zero exercise price, 25% vest on August 7, 2006, 25% will vest on May 29, 2007, 25% on May 29, 2008 and the remaining 25% on May 29, 2009. The options will expire 8 years from date of grant, being August 7, 2014 and can not be exercised until the share price achieves a minimum value of A$0.40 for five consecutive trading days..

		Without Good Reason Dr Murdoch may terminate with 120 days notice	*accrued entitlements * permitted to keep and/or exercise options that have vested at the time of termination

Without Cause the Company may terminate with 120 days notice
* pay remuneration entitlements up to May 29, 2008 or if termination occurs after May 29, 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity.
* accrued entitlements
* accelerate the vesting of any unvested options

		With Cause the Company may terminate without notice	*accrued entitlements * permitted to keep and/or exercise options that have vested at the time of termination.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	As of and For the Years Ended June 30,
	2006	2005
21. AUDITORS’ REMUNERATION

Amounts received or due and receivable for:
- audit fees	202,600	175,481
- tax fees	185	11,631
- other fees	3,030	14,920

	205,815	202,032

22. RELATED PARTY TRANSACTIONS

a. Equity Interests in Subsidiaries

Prana owns 100% of its subsidiaries, Prana Biotechnology Inc and Prana Biotechnology UK Ltd.

b. Key Management Personnel Remuneration

Details of key management personnel remuneration is disclosed in note 20 to the financial statements.

22. RELATED PARTY TRANSACTIONS (continued)

c. Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of Prana Biotechnology Ltd	Balance July 1, 2005	Received as Remuneration	Received on Exercise of Options	Net Change Other[1]	Balance June 30, 2006	Balance held Nominally
	No.	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000	-
Colin Masters	184,666	-	-	-	184,666	-
Brian Meltzer	326,666	-	-	-	326,666	-
George Mihaly	226,666	-	-	-	226,666	-
Peter Marks	43,111	-	-	-	43,111	-
Richard Revelins	42,808	-	-	50,000	92,808	-
Ross Murdoch	50,000	-	-	-	50,000	-
Dianne Angus	-	-	-	-	-	-

	17,928,917	-	-	50,000	17,978,917	-

Fully Paid Ordinary Shares of Prana Biotechnology Ltd	Balance July 1, 2004	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2005	Balance held Nominally
	No.	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000	-
Colin Masters	101,333	83,333	-	-	184,666	-
Brian Meltzer	243,333	83,333	-	-	326,666	-
George Mihaly	143,333	83,333	-	-	226,666	-
Richard Revelins	42,808	-	-	-	42,808	-
Ross Murdoch	50,000	-	-	-	50,000	-
Dianne Angus	-	-	-	-	-	-

	17,635,807	249,999	-	-	17,885,806	-

1These options were acquired on market

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

22. RELATED PARTY TRANSACTIONS (continued)

Share Options of Prana Biotechnology Ltd	Balance July 1, 2005 No.	Granted as Remuneration No.	Options Exercised No.	Options Sold No.	Options Expired No	Balance June 30, 2006 No.	Total Exercisable June 30, 2006 No.	Total Not Exercisable June 30, 2006 No.
Geoffrey Kempler	1,000,000	-	-	-	-	1,000,000	-	1,000,000
Colin Master	-	1,000,000	-	-	-	1,000,000	-	1,000,000
Brian Meltzer	300,000	-	-	-	-	300,000	-	300,000
George Mihaly	300,000	-	-	-	-	300,000	-	300,000
Peter Marks	-	300,000	-	-	-	300,000	-	300,000
Richard Revelins	500,000	-	-	-	-	500,000	500,000	-
Ross Murdoch	-	-	-	-	-	-	-	-
Dianne Angus	-	-	-	-	-	-	-	-
	2,100,000	1,300,000	-	-	-	3,400,000	500,000	2,900,000

Share Options of Prana Biotechnology Ltd	Balance July 1, 2004 No.	Granted as Remuneration No.	Options Exercised No.	Options Sold No.	Options Expired No	Balance June 30, 2005 No.	Total Exercisable June 30, 2005 No.	Total Not Exercisable June 30, 2005 No.
Geoffrey Kempler	9,167,500	1,000,000	-	(7,290,000)	(1,877,500)	1,000,000	-	1,000,000
Colin Master	1,000,000	-	-	-	(1,000,000)	-	-	-
Brian Meltzer	300,000	300,000	-	(300,000)	-	300,000	-	300,000
George Mihaly	300,000	300,000	-	-	(300,000)	300,000	-	300,000
Richard Revelins	50,000	500,000	-	-	(50,000)	500,000	500,000	-
Ross Murdoch	281,667	-	-	-	(281,667)	-	-	-
Dianne Angus	88,000	-	-	-	(88,000)	-	-	-
	11,187,167	2,100,000	-	(7,590,000)	(3,597,167)	2,100,000	500,000	1,600,000

For further information on equity entitlements under employment contracts, refer to note 20.

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

At June 30, 2006, the consolidated entity had the following cash accounts:

•	US$4,217,217 (A$5,778,009) in a 30 day term deposit at a fixed interest rate of 4.98% which matured on July 7, 2006;
•	A$1,051,763 in at call deposit accounts, earning interest of 5.65%;
•	A$242,285 in Australia dollar cheque accounts at variable interest rates ranging from 4.75% to 5.80% as of June 30, 2006;
•	US$120,667 (A$165,326) in a US cheque account at a interest rate of 4.44% as of June 30, 2006;
•	GBP$12,255 (A$30,495) in a GBP cheque account at a variable interest rate of 2.90% as of June 30, 2006;
•	EUR$142,758 (A$245,487) in a EUR cheque account at a variable interest rate of 2.09% as of June 30, 2006;
•	A$2,500,000 in a 32 day commercial bill with a fixed interest rate of 5.82% which matured on July 24, 2006;
•	A$32,379 in a seven month term deposit at a fixed interest rate of 5.50% which matures on July 17, 2006;
•	A$10,000 in a 180 day term deposit at a fixed interest rate of 4.00% which matures on July 17, 2006; and
•	A$413 in petty cash which does not earn any interest.

The weighted average interest rate is 2.60% for cash and cash equivalents and 5.34% for terms deposits over 3 months and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

At June 30, 2005, the consolidated entity had the following cash accounts:

•	US$5,077,088 (A$6,667,232) in a 31 day term deposit at a fixed interest rate of 2.88% which matured on July 11, 2005;
•	A$4,591,636 in at call deposit accounts, earning interest of 5.40%;
•	A$194,880 in Australia dollar cheque accounts at variable interest rates ranging from 4.28% to 4.60% as of June 30, 2005;
•	US$445,783 (A$585,402) in various US cheque accounts at variable interest rates from 0% to 2.80% as of June 30, 2005;
•	GBP$161,425 (A$382,595) in a GBP cheque account at a variable interest rate of 2.90% as of June 30, 2005;
•	A$9,000,000 in a 30 day commercial bill with a fixed interest rate of 5.57% which matured on July 29, 2005; and
•	A$31,359 in a six month term deposit at a fixed interest rate of 4.50% which matures on November 17, 2005;
•	$200 in petty cash which does not earn any interest.

The weighted average interest rate is 4.57% and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

Receivables and payables are non-interest bearing.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

24. FINANCIAL INSTRUMENTS (continued)

The consolidated entity’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2006	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash	683,593	9,329,772	-	413	10,013,778	2.60%
Receivables	-	-	-	194,161	194,161
Other current assets	-	42,379	-	-	42,379	5.15%

	683,593	9,372,151	-	194,574	10,250,318
Financial Liabilities
Payables	-	-	-	1,538,358	1,538,358
Provisions	-	-	-	153,438	153,438
	-	-	-	1,691,796	1,691,796

June 30, 2005	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash	1,162,877	20,290,227	-	200	21,453,304	4.57%
Receivables	-	-	-	174,476	174,476	-
	1,162,877	20,290,227	-	174,676	21,627,780

Financial Liabilities
Payables	-	-	-	2,571,181	2,571,181	-
Provisions	-	-	-	123,802	123,802	-
	-	-	-	2,694,983	2,694,983

(c) Fair values

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(d) Credit risk

Financial assets, which potentially expose the consolidated entity to concentrations of credit risk, consist primarily of cash and cash equivalents and term deposits over three months. The consolidated entity’s cash and cash equivalents and term deposits over three months are placed with high credit quality financial institutions. Accordingly, the Directors believe the consolidated entity has no significant concentration of credit risk.

25. ADDITIONAL COMPANY INFORMATION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered Office	Principal Place of Business
Suite 2	Level 2
1233 High Street	369 Royal Parade
Armadale Vic 3143	Parkville Vic 3052
Australia	Australia

Tel: +61 (03) 9824 8166	Tel: +61 (03) 9349 4906

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP

The financial statements have been prepared in accordance with A-IFRS, which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The following is a summary of the adjustments to net loss and total equity required when reconciling such amounts recorded in the financial statements to the corresponding amounts in accordance with US GAAP, considering the differences between A-IFRS and US GAAP.

Reconciliation of net loss

			Years Ended June 30,
			2006	2005

Net loss in accordance with A-IFRS			(11,719,309)	(16,094,428)
US GAAP adjustments:
Share-based compensation	(a	)
Options issued to consultants for services rendered			-	196,389
Options issued to directors and employees for services rendered			-	1,686,905
Shares issued to consultants and directors for services rendered			-	(186,995)

Intangible assets - Capitalised patent costs	(b	)
Costs capitalised under US GAAP but expensed under A-IFRS			-	284,924
Amortisation expense attributable to above			-	(307,806)
Impairment of costs capitalised under US GAAP but expensed under A-IFRS			-	(3,378,418)
Deferred tax effect of US GAAP adjustments	(c	)	-	-
Net loss in accordance with US GAAP			(11,719,309)	(17,799,429)

Loss per share in accordance with US GAAP:
Basic and diluted			(0.09)	(0.15)
Weighted average shares - basic and diluted			128,053,601	122,754,061

Reconciliation of shareholders’ equity

			Years Ended June 30,
			2006	2005

Total equity in accordance with A-IFRS			8,729,350	19,594,176
US GAAP adjustments:			-	-
Share-based compensation	(a	)	-	-
Intangible assets - Capitalised patent costs	(b	)	-	-
Deferred tax effect of US GAAP adjustments	(c	)	-	-
Total equity in accordance with US GAAP			8,729,350	19,594,176

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

Roll forward analysis of shareholders’ equity under US GAAP

			Years Ended June 30,
			2006	2005

Balance in accordance with US GAAP, beginning of year			19,594,176	31,484,956
Issuance of shares in connection with exercise of options, net of issue costs			-	4,708,574
Issuance of options to consultants for services rendered	(a	)	194,351	(15,890)
Issuance of options to directors and employees for services rendered	(a	)	224,902	17,829
Issuance of shares to consultants and directors for services rendered	(a	)	435,230	442,136
Issuance of shares for legal settlement			-	756,000
Net loss in accordance with US GAAP			(11,719,309)	(17,799,429)
Balance in accordance with US GAAP, end of year			8,729,350	19,594,176

a.	Share-based compensation

As described in Note 1(s), Prana adopted AASB 2: Share-Based Payment. In accordance with the transitional provisions of AASB 2, the Standard has been applied retrospectively to all share-based payments granted / issued after November 7, 2002 and that were not yet vested as of January 1, 2005.

Through June 30, 2005, Prana accounted for options granted to employees and directors under U.S. GAAP using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) and related interpretations to measure employee stock compensation. Under APB 25, compensation expense was recognized to the extent that the quoted market price of the stock exceeded the exercise price of the options at the measurement date, and was charged to earnings ratably over the vesting period. For options that vest upon the achievement of a target stock price, compensation expense was recognized when the target is achieved.

The following table illustrates the effect on U.S. GAAP net loss and loss per share if Prana had applied the fair value recognition provisions of Statements of Financial Accounting Standards ("SFAS") No. 123: Accounting for Stock Based Compensation ("SFAS 123") to stock-based employee compensation for the year ended June 30, 2005.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

June 30, 2005
U.S. GAAP net loss, as reported	(17,799,429)
Add: Stock-based employee compensation expense included in U.S. GAAP reported net loss	17,829
Deduct: Total stock-based employee compensation expense determined under fair value based method	(1,708,925)

U.S. GAAP pro forma net loss	(19,490,525)

U.S. GAAP basic and diluted loss per share
- As reported	(0.15)
- Pro forma	(0.16)

Additionally, through June 30, 2005, Prana accounted for options granted to consultants under SFAS 123 and Emerging Issues Task Force Issue No. 96−18: Accounting for Equity Instruments That Are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services ("EITF 96−18") under US GAAP. Under SFAS 123 and EITF 96-18, compensation cost was calculated based on the estimated fair value of the options measured on the date the services were completed by the respective consultants.

Through June 30, 2005, Prana also accounted for shares issued consultants and directors under U.S. GAAP in accordance with SFAS 123 and EITF 96-18. Accordingly, compensation cost was based on the quoted market price of the shares measured on the date the services were completed.

Effective July 1, 2005, for U.S. GAAP purposes Prana adopted SFAS No. 123(R), Share-Based Payment (“SFAS 123R”) which replaces SFAS 123 and supersedes APB 25. Under the modified prospective method of SFAS 123R, Prana applies SFAS 123R for equity-based compensation awards (or portion thereof): (i) granted on or after July 1, 2005; (ii) modified on or after July 1, 2005; and (iii) not yet vested as of July 1, 2005. Such equity-based compensation awards are measured based on the fair value using the Black-Scholes model (for options without market conditions) or Barrier Pricing model (for options with market conditions). The compensation is recognized as an expense in the statement of operations over the requisite service period. Prior periods have not been restated.

As a result of adopting SFAS 123R on July 1, 2005, Prana’s U.S. GAAP loss before income taxes and net loss for the year ended June 30, 2006 was A$76,469 higher than if Prana had continued to account for share-based compensation to employees and directors under APB 25. The impact of adopting SFAS 123R did not have a material impact on basic and diluted loss per share, cash flows from operating activities and cash flows from financing activities for the year ended June 30, 2006.

Total U.S. GAAP share-based compensation costs charged to the statement of operations was A$1,046,159 and A$444,075 for the years ended June 30, 2006 and 2005, respectively. No income tax benefits were recognized and no compensation cost was capitalized as part of property and equipment during the periods presented.

The retrospective transition provision of AASB 2 and the modified prospective transition provision of SFAS 123R give rise to GAAP differences in share−based compensation for the ended June 30, 2005. There are no U.S. GAAP reconciling items attributable to share−based compensation for the year ended June 30, 2006 as the impact on compensation cost resulting from differences in the standards, such as the determination of the measurement date for share−based payments made to nonemployees, is de minimis.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

b.	Intangible assets - Capitalised patent costs

Under A-IFRS, patent costs are recognized at cost less accumulated amortization and impairment, provided the costs meet the criteria for recognition as an intangible asset (see Note 2(g)). Patent costs that do not meet the criteria for recognition as an intangible asset are expensed as incurred. At June 30, 2006 and 2005, Prana had no capitalized patent costs under A-IFRS.

For U.S. GAAP purposes, up until December 31, 2004, all costs associated with the acquisition of patents, legal costs incurred in connection with successful patent defenses and costs associated with successful patent applications deemed to be recoverable from the future development of products were capitalized and amortized on a straight−line basis over the estimated useful life of 15 years. Such capitalized costs are tested for recoverability whenever events or circumstances indicate that the carrying amount of the costs may not be recoverable. All other costs associated with patents were expensed as incurred. Effective January 1, 2005, Prana changed its U.S. GAAP accounting policy and expenses all patent costs as incurred.

As a result of the cancellation of a clinical study for the PBT−1 compound in April 2005 due to toxicity issues, the consolidated entity reviewed the carrying value of the U.S. GAAP capitalized patent costs and resolved to impair the capitalized costs to the fair value of A$nil based on estimated future discounted cash flows.

For the year ended June 30, 2006, there are no GAAP differences in respect to intangible assets. In the future, GAAP differences may arise to the extent that development costs meet the criteria for capitalization under A-IFRS (as development costs are expensed as incurred under U.S. GAAP).

c.	Deferred tax effect of US GAAP adjustments

The deferred tax effect of US GAAP adjustments is A$nil because it is more likely than not that the net deferred tax asset will not be realized, and accordingly, the consolidated entity has recorded a 100% valuation allowance against the net deferred tax asset.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

d.	Classification differences

Under A-IFRS, the consolidated entity classifies interest income as revenue. Under US GAAP, interest income is classified as non-operating income.

Under A-IFRS, amortisation of intangible assets used in research and development projects is reported in depreciation and amortisation expense. Under US GAAP, amortisation of intangible assets used in research and development projects is reported in research and development expense.

e.	Additional US GAAP disclosures

Share-based compensation

The following table summarizes the activity of share options issued to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (adopted on November 17, 2004) during the years ended June 30, 2006 and 2005:

	Years Ended June 30,
	2006		2005
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Outstanding at beginning of year	2,100,000	0.12	409,667	0.50
Granted	2,265,000	nil	2,100,000	0.12
Exercised	-	-	-	-
Forfeited	(37,500)	nil	-	-
Expired	-	-	(409,667)	0.50
Outstanding at end of year (a)	4,327,500	0.06	2,100,000	0.12
Exercisable at end of year (b)	500,000	0.50	500,000	0.50

(a)
Of the 4,327,500 options outstanding as of June 30, 2006, 3,827,500 options have an exercise price of A$nil and a remaining contractual life of four years. The remaining 500,000 options have an exercise price of A$0.50 with a remaining contractual life of one and half years.

(b)	The 500,000 options exercisable as of June 30, 2006, have an exercise price of A$0.50 with a remaining contractual life of one and half years.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

The weighted average grant date fair value of the options issued to directors under the 2004 Employees, Directors and Consultants Share and Option Plan during the years ended June 30, 2006 and 2005 is A$0.18 and A$0.44, respectively. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model for options without market conditions and the Barrier option pricing model was used for options with market conditions, with the following weighted average assumptions:

•	risk-free interest rate of 5.3% for 2006 and 5.2% for 2005;
•	no dividends;
•	expected volatility of 117.2% for 2006 and 65.7% for 2005; and
•	expected life of four years for 2006 and five years for 2005.

Risk−free interest rate - This is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date. The Australian government bond rate has been used for options which convert to full paid ordinary shares and the U.S. government bond rate has been used for options which convert to ADRs.

Dividend yield - Prana has never declared or paid dividends on its common stock and does not anticipate paying any dividends in the foreseeable future.

Expected volatility - Prana estimates expected volatility based on historical volatility over the estimated life of the option and other factors.

Expected life - This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical trend of option holders to exercise their option near the date of expiry. As a result the expected life is considered to equal the period from grant date to expiry date.

The following table summarizes the activity of share options issued to directors under the 2004 ADS Option Plan (adopted on November 17, 2004) during the years ended June 30, 2006 and 2005. Each option is exercisable for one ADR which equals ten shares. No options have been issued under the 2004 ADS Option Plan in the year ended June 30, 2006.

	Year ended June 30, 2006		Year ended June 30, 2005
	Number of options over ADRs	Weighted average exercise price ($)	Number of options over ADRs	Weighted average exercise price ($)
Outstanding at beginning of year	380,000	US$5.00	-	-
Granted	-	-	380,000	US$5.00
Exercised	-	-	-	-
Expired	-		-
Forfeited	-	-	-	-
Outstanding at end of year (c)	380,000	US$5.00 (A$6.85)	380,000	US$5.00 (A$6.57)

Exercisable at end of year (c)	380,000	US$5.00 (A$6.85)	380,000	US$5.00 (A$6.57)

(c)	All 380,000 options outstanding and exercisable as of June 30, 2006 have an exercise price of US$5.00 (A$6.85) and a remaining contractual life of six and half years.

The grant date fair value of the options issued to directors under the 2004 ADS Option Plan during the year ended June 30, 2005 was A$3.99. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

•	risk-free interest rate of 5.4%;
•	no dividends;
•	expected volatility of 73.6%; and
•	expected life of eight years.

The methodology for developing each of the assumptions is the same as that described above.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

The following table summarizes the activity of share options issued to consultants during the year ended June 30, 2006 and 2005:

	Years Ended June 30,
	2006		2005
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Outstanding at beginning of year	1,212,000	0.50	1,109,500	0.35
Granted	413,000	0.50	600,000	0.50
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	(200,000)	0.50	(497,500)	0.52
Outstanding at end of year (d)	1,425,000	0.50	1,212,000	0.50
Exercisable at end of year (d)	1,425,000	0.50	1,045,333	0.50

(d)	All 1,425,000 options outstanding and exercisable as of June 30, 2006, have an exercise price of A$0.50 with an average remaining contractual life of one year.

The weighted average grant date fair value of options issued to consultants during the years ended June 30, 2006 and 2005 is A$0.34 and A$0.27, respectively. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

•	risk-free interest rate of 5.0% for 2006 and 4.9% for 2005;
•	no dividends;
•	expected volatility of 68% for 2006 and 62% for 2005; and
•	expected life of two years for 2006 and 2005.

During the years ended June 30, 2006 and 2005, the Company granted 825,000 and 1,578,215 shares to consultants, respectively, with a a weighted average grant date fair value of A$0.56 and A$0.57, respectively.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

During the year ended June 30, 2005, the Company granted 249,999 shares to directors with a weighted average grant date fair value of A$0.48. No shares were granted to directors during the year ended June 30, 2006.

The following table summarizes the activity of warrants granted to consultants during the year ended June 30, 2005:

	Years Ended June 30,
	2006		2005
	Number of warrants	Weighted average exercise price (USD$)	Number of warrants	Weighted average exercise price (USD$)
Outstanding at beginning of year	320,000	8.00	-	-
Granted	-	-	320,000	8.00
Exercised	-	-	-	-
Forfeited	-	-	-	-
Expired	-	-	-	-
Outstanding at end of year (e)	320,000	8.00	320,000	8.00

Exercisable at end of year (e)	320,000	8.00 (A$10.96)	320,000	8.00 (A$10,51)

(e)	All 320,000 warrants outstanding and exercisable as of June 30, 2006 have an exercise price of USD$8.00 with a remaining contractual life of three years.

The weighted average grant date fair value of warrants issued to consultants during the years ended June 30, 2005 is A$1.42. The fair value was estimated at the date of grant using the Black-scholes model with the following weighted average assumptions:

•	risk-free interest rate of 3.5%;
•	no dividends;
•	expected volatility of 71%; and
•	expected life of four and a half years.

3,000,000 warrants were issued as part of the June 2004 capital raising. No compensation expense has been recognised for these warrants which are exercisable on or before June 4, 2009 at an exercise price of USD$8.00. These warrants are convertible to one ADR which is equal to ten ordinary fully paid shares.

The following table summarizes the activity of share options issued to directors and employees under the Employee and Consultants Option Plan 2000 (adopted on November 22, 2000) during the year ended June 30, 2005. Each option was exercisable for one ordinary share. No options have been issued under the Employee and Consultants Option Plan 2000 for the year ended June 30, 2006 as all options issued under the plan expired on June 30, 2005.

Year ended June 30, 2005
	Number of options over Ordinary Shares	Weighted average exercise price (A$)
Outstanding at beginning of year	459,667	0.50
Granted	-	-
Exercised	-	-
Expired	(459,667)	0.50
Forfeited	-	-
Outstanding at end of year	-	-

Exercisable at end of year	-	-

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

The following table summarizes the activity of share options issued to consultants under the Employee and Consultants Option Plan 2000 (adopted on November 22, 2000) during the year ended June 30, 2005. Each option was exercisable for one ordinary share. No options have been issued under the Employee and Consultants Option Plan 2000 for the year ended June 30, 2006 as all options issued under the plan expired on June 30, 2005.

Year ended June 30, 2005
	Number of options over Ordinary Shares	Weighted average exercise price (A$)
Outstanding at beginning of year	437,500	0.50
Granted	-	-
Exercised	-	-
Expired	(437,500)	0.50
Forfeited	-	-
Outstanding at end of year	-	-

Exercisable at end of year	-	-

Income tax

The consolidated entity has adopted SFAS No. 109: Accounting for Income Taxes (“SFAS 109”) for US GAAP purposes. SFAS 109 requires a “liability approach” to accounting for income taxes, which as it applies to the consolidated entity, is very similar to that adopted under A-IFRS.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

The components of A-IFRS income (loss) before income tax expense consisted of the following for the years ended June 30, 2006 and 2005:

	Years ended June 30,
	2006	2005

Australia	(11,793,191)	(16,019,131)
Foreign	73,882	(75,297)

	(11,719,309)	(16,094,428)

The components of the US GAAP deferred tax assets and liabilities as of June 30, 2006 and 2005 are as follows:

	June 30,
	2006	2005
Deferred tax assets

Net operating loss carryforwards	16,529,172	11,700,174
Foreign exchange losses	268,960	410,951
Provision accruals	46,031	37,141
Other	61,744	57,954
Total gross deferred tax assets	16,905,907	12,206,220

Deferred tax liability	-	-

Net deferred tax asset	16,905,907	12,206,220

Valuation allowance	(16,905,907)	(12,206,220)

Net recorded deferred taxes	-	-

As of June 30, 2006, the Company has net operating loss carryforwards in Australia of A$56,353,023 that may be carried forward indefinitely and net operating loss carryforwards in the United States of A$1,415 that can be carried forward for 20 years.

Recently issued but not yet adopted accounting pronouncements

In May 2005, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 154: Accounting Changes and Error Corrections (“ SFAS 154”), a replacement of APB Opinion No. 20: Accounting Changes and SFAS No. 3: Reporting Accounting Changes in Interim Financial Statements, effective for fiscal years beginning after December 15, 2005 (fiscal 2007 for Prana). SFAS 154 changes the requirements for the accounting for and reporting of a voluntary change in accounting principle as well as the changes required by an accounting pronouncement which does not include specific transition provisions. At this time management reasonably believes that the adoption of SFAS 154 will not have a material effect on the consolidated entity’s financial position or results of operations.

In July 2006, the FASB issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes” (“FIN 48”) as an interpretation of SFAS 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. FIN 48 is effective no later than fiscal years beginning after December 15, 2006, and is required to be adopted by the consolidated entity on July 1, 2007. The consolidated entity is currently assessing the impact of the adoption of FIN 48.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

In September 2006, the Securities and Exchange Commission (the “SEC”) issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Qualifying Misstatements in Current Year Financial Statements (“SAB 108”) which provides interpretive guidance on the consideration of the effects of prior year misstatements in quantifying current year misstatements for the purpose of a materiality assessment. SAB 108 is effective for companies with fiscal years ending after November 15, 2006 and is required to be adopted by the Company in fiscal 2007. However, early application is encouraged in any report for an interim period of the first fiscal year ending after November 15, 2006, filed after the publication of this guidance. The consolidated entity is currently assessing the impact of the adoption of SAB 108.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (“SFAS 157”).. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is required to be adopted by the consolidated entity on July 1, 2008. The consolidated entity is currently assessing the impact of the adoption of this Statement.

f.	Development Stage

The Company meets the definition of a development stage enterprise under SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”). The following additional disclosures, prepared on an A-IFRS basis considering the AASB 1 exemptions, are required in accordance with SFAS 7:

Cumulative consolidated statement of operations from the inception of the development stage (November 11, 1997) to June 30, 2006 - A-IFRS basis:

Period from inception of development stage (November 11, 1997) to June 30, 2006

Revenues	2,573,069
Other income	6,656,945

Research and development expenses	(24,090,644)
Research and development expenses - related party	(2,289,419)
Personnel expenses	(14,824,101)
Intellectual property expenses	(5,578,538)
Auditor fees	(897,234)
Travel expenses	(1,432,346)
Public relations and marketing expenses	(1,277,963)
Depreciation expenses	(508,972)
Amortization expenses	(461,760)
Other expenses	(4,741,534)
Other expenses - related party	(242,470)
Foreign exchange loss	(1,334,367)
Impairment of intangible assets	(786,240)

Loss before income tax expense	(49,235,574)

Income tax expense	-

Net loss	(49,235,574)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

Cumulative consolidated cash flow statement form the inception of the development stage (November 11, 1997) to June 30, 2006 - A-IFRS basis:

			Period from inception of development stage (November 11, 1997) to June 30, 2006
Cash Flows from Operating Activities
Payments to suppliers and employees			(45,753,872)
Payments to suppliers and employees - related party			(2,531,889)
Interest received			2,506,124
Government grant received			3,354,228
NASDAQ reimbursements received			231,304
Neuroscience Victoria monies received			3,093,750
Net cash flows used in operating activities			(39,100,355)

Cash Flows from Investing Activities
Proceeds from sale of equipment			375
Payments for purchase of equipment			(412,615)
Net cash flows used in investing activities			(412,240)

Cash Flows from Financing Activities
Proceeds from issue of shares			46,854,565
Payment of share issue costs			(3,669,074)
Proceeds from exercise of options			9,812,471
Payment for underwriting costs			(144,000)
Repayment of borrowings			(2,038,728)
Net cash flows provided by financing activities			50,815,234

Net decrease in cash and cash equivalents			11,302,639

Opening cash and cash equivalents brought forward			-
Exchange rate adjustments on cash and cash equivalents held in foreign currencies			(1,288,861)

Closing cash and cash equivalents carried forward	15 (b	)	10,013,778

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

Equity issuances from the inception of the development stage (November 11, 1997) to June 30, 2006 - A-IFRS basis:

Date		Number of Shares	Issued Capital
	Balance, November 11, 1997 (Inception)	-	-

November 11, 1997	Issuance of shares to founders	20	20
	Balance, June 30, 1998	20	20

	Balance, June 30, 1999	20	20

December 23, 1999	297 for 1 share split	5,920	-
June 1, 2000	Issuance of shares in connection with private placement	960	960
July 1, 2000	5,000 for 1 share split	34,493,100	-
	Issuance of shares in connection with initial public offering, net of issue costs	16,000,000	7,470,863
	Issuance of shares in connection with exercise of options	5,000	2,500
	Balance, June 30, 2000	50,505,000	7,474,343

February 15, 2001	Issuance of shares in connection with private placements, net of issue costs	6,666,666	4,745,599
April 4, 2001	Non-cash issuance of shares to consultants	50,000	20,000
June 27, 2001	Non-cash issuance of shares to consultants	38,600	28,950
	Balance, June 30, 2001	57,260,266	12,268,892

February 4, 2002	Issuance of shares in connection with exercise of options	134,000	67,000
February 12, 2002	Issuance of shares in connection with exercise of options	2,000	1,000
February 22, 2002	Issuance of shares in connection with exercise of options	76,000	38,000
February 27, 2002	Issuance of shares in connection with exercise of options	40,000	20,000
March 6, 2002	Issuance of shares in connection with exercise of options	90,000	45,000
March 8, 2002	Non-cash issuance of shares to consultants	164,835	115,384
March 8, 2002	Non-cash issuance of shares to consultants	26,959	28,846
March 12, 2002	Issuance of shares in connection with exercise of options	82,690	41,346
March 12, 2002	Issuance of shares in connection with exercise of options	190,000	95,000
March 14, 2002	Issuance of shares in connection with exercise of options	10,000	5,000
March 20, 2002	Issuance of shares in connection with exercise of options	12,000	6,000
March 21, 2002	Issuance of shares in connection with exercise of options	100,000	50,000
March 25, 2002	Issuance of shares in connection with exercise of options	3,000	1,500
April 9, 2002	Issuance of shares in connection with exercise of options	8,000	4,000
April 9, 2002	Issuance of shares in connection with exercise of options	24,500	12,250
April 10, 2002	Issuance of shares in connection with exercise of options	2,500	1,250
April 11, 2002	Issuance of shares in connection with exercise of options	2,500	1,250
April 11, 2002	Issuance of shares in connection with exercise of options	100,000	50,000
May 10, 2002	Issuance of shares in connection with exercise of options	100,000	50,000

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

May 23, 2002	Issuance of shares in connection with exercise of options	180,000	90,000
June 16, 2002	Issuance of shares in connection with exercise of options	3,500	1,750
	Balance, June 30, 2002	58,612,750	12,993,468

August 7, 2002	Issuance of shares in connection with exercise of options	4,000	2,000
October 7, 2002	Issuance of shares in connection with exercise of options	13,274	6,637
July 13, 2002	Non-cash issuance of shares to consultants	13,550	27,371
September 18, 2002	Issuance of shares in connection with exercise of options	32,000	16,000
September 30, 2002	Issuance of shares in connection with exercise of options	25,000	12,500
October 15, 2002	Issuance of shares in connection with exercise of options	20,081	10,040
November 20, 2002	Issuance of shares in connection with exercise of options	113,000	56,500
November 22, 2002	Issuance of shares in connection with exercise of options	33,072	16,536
November 25, 2002	Issuance of shares in connection with exercise of options	7,000	3,500
December 4, 2002	Non-cash issuance of shares to consultants	15,318	26,653
December 12, 2002	Issuance of shares in connection with exercise of options	50,000	25,000
January 8, 2003	Issuance of shares in connection with exercise of options	50,000	25,000
January 22, 2003	Issuance of shares in connection with exercise of options	2,620	1,310
January 30, 2003	Issuance of shares in connection with exercise of options	9,700	4,850
January 30, 2003	Non-cash issuance of shares to consultants	118,101	115,739
February 14, 2003	Issuance of shares in connection with exercise of options	499,403	249,702
February 20, 2003	Issuance of shares in connection with exercise of options	483,746	241,873
February 28, 2003	Issuance of shares in connection with exercise of options	2,530,483	1,265,242
March 5, 2003	Issuance of shares in connection with exercise of options	3,107,891	1,553,945
March 15, 2003	Issuance of shares in connection with exercise of options	25,000	12,500
April 3, 2003	Issuance of shares in connection with exercise of options	421,314	210,657
	Underwriting costs		(144,000)
	Balance, June 30, 2003	66,187,303	16,733,023

August 11, 2003	Issuance of shares in connection with exercise of options	50,000	25,000
August 13, 2003	Issuance of shares in connection with exercise of options	25,000	12,500
August 27, 2003	Issuance of shares in connection with exercise of options	16,000	8,000
August 27, 2003	Non-cash issuance of shares to consultants	70,768	49,538
August 29, 2003	Issuance of shares in connection with exercise of options	34,000	17,000
September 16, 2003	Issue of shares in connection with private placements, net of costs	7,102,853	4,675,019
January 12, 2004	Non-cash issuance of shares to directors	249,999	120,000
January 12, 2004	Non-cash issuance of shares to consultants	67,955	43,491
February 20, 2004	Non-cash issuance of shares to consultants	155,502	85,526
April 8, 2004	Issuance of shares in connection with exercise of options	200,000	140,000
April 15, 2004	Issuance of shares in connection with exercise of options	100,000	70,000
April 16, 2004	Issuance of shares in connection with exercise of options	200,000	100,000
April 16, 2004	Issuance of shares in connection with exercise of options	200,000	140,000
April 20, 2004	Issuance of shares in connection with exercise of options	300,000	150,000
April 22, 2004	Issuance of shares in connection with exercise of options	200,000	100,000
May 10, 2004	Non-cash issuance of shares to consultants	825,000	684,750

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26. RECONCILIATION TO US GAAP (continued)

June 1, 2004	Issuance of shares in connection with private placements, net of costs	40,000,000	26,343,646
	Expired options		8,000
	Balance, June 30, 2004	115,984,380	49,505,493

August 9, 2004	Non-cash issuance of shares for settlement of litigation	1,350,000	756,000
September 16, 2004	Non-cash issuance of shares to consultants	49,775	39,616
December 8, 2004	Issuance of shares in connection with exercise of options, net of costs	9,506,666	4,145,811
December 17, 2004	Non-cash issuance of shares to directors	249,999	118,703
February 21, 2005	Non-cash issuance of shares to consultants	178,440	96,822
	Balance, June 30, 2005	127,319,260	54,662,445

August 10, 2005	Issuance of shares in connection with exercise of options, net of issue costs	825,000	435,230
	Balance, June 30, 2006	128,144,260	55,097,675

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

Note 27. U.S. GAAP Condensed Financial Information

The following financial information is the audited U.S. GAAP condensed financial information of Prana as of and for the years ended June 30, 2006 and 2005.

CONDENSED CONSOLIDATED BALANCE SHEET
(in Australian dollars)

	June 30, 2006	June 30, 2005

Current assets
Cash and cash equivalents	10,013,778	21,453,304
Trade and other receivables	194,161	174,476
Other current assets	110,832	495,165

Total current assets	10,318,771	22,122,945

Property and equipment, net	102,375	166,214

Total assets	10,421,146	22,289,159

Liabilities
Trade and other payables	1,538,358	2,571,181
Current provisions	76,672	78,602

Total current liabilities	1,615,030	2,649,783

Non-current provisions	76,766	45,200

Total liabilities	1,691,796	2,694,983

Commitments and contingencies	-	-

Stockholders’ equity
Common stock	-	-
Additional paid-in capital	62,144,533	61,290,050
Accumulated deficit during the development stage	(53,415,183)	(41,695,874)

Total stockholders’ equity	8,729,350	19,594,176

Total liabilities and stockholders’ equity	10,421,146	22,289,159

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

Note 27. U.S. GAAP Condensed Financial Information continued

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in Australian dollars, except number of shares)

	Year ended June 30, 2006	Year ended June 30, 2005

Other income:
Government grants	288,173	629,692
Corporate partner income	-	1,125,000
Other	90	6,286
	288,263	1,760,978
Operating expenses:
Research and development	(8,083,208)	(7,659,390)
Research and development - related parties	-	(577,757)
General and administrative	(4,909,841)	(6,688,164)
Foreign currency gain/(loss), net	223,454	(1,362,572)
Impairment of intangible assets	-	(4,164,659)
Total operating expenses	(12,769,595)	(20,452,542)

Loss from operations	(12,481,332)	(18,691,564)

Non-operating income:
Interest income	762,023	892,135

Loss before income tax expense	(11,719,309)	(17,799,429)

Income tax expense	-	-

Net loss	(11,719,309)	(17,799,429)

Loss per share (basis and diluted)	(0.09)	(0.15)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	128,053,601	122,754,061

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prana Biotechnology Limited

Dated: September 29, 2006	By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer