Form 20-F/A
period 2006-06-30
PRANA BIOTECHNOLOGY LTD
filed 2007-06-18
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F/A
Amendment No. 1

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

Date of event requiring this shell company report _______________

Commission file number 000-49843

PRANA BIOTECHNOLOGY LIMITED
(Exact name of Registrant as specified in its charter
and translation of Registrant’s name into English)
Australia
(Jurisdiction of incorporation or organization)

Level 2, 369 Royal Parade, Parkville, Victoria 3052 Australia
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing ten Ordinary Shares	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2006	128,144,260

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

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

Yes ☐ No ☒

This Annual Report on Form 20-F/A is incorporated by reference into our Registration Statement on Form F-3 File No. 333-116232.

EXPLANATORY NOTE

This Amendment No. 1 on Form 20-F/A is being filed solely to amend Items 3A & 3D, 5, 15 and 18 of Prana Biotechnology Limited’s Annual Report on Form 20-F for the fiscal year ended June 30, 2006, which was filed on September 29, 2006, to reflect the restatement discussed below. The risk factor captioned “We have a history of operating losses and may not achieve or maintain profitability in the future” in Item 3D has been revised to reflect the impact of the restatement.

On June 1, 2004, upon approval of our shareholders, we issued 4,000,000 American Depositary Receipts, or ADRs, to institutional and professional investors at a price of US$5.00 per ADR in a private placement in the United States, or an aggregate US$20 million before issuance costs. The private placement also involved the acquisition by the investors of warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR on or before June 4, 2009. Each ADR represents ten ordinary shares.

Upon our adoption of the Australian equivalents to International Financial Reporting Standards, or A-IFRS, on July 1, 2005, the accounting treatment of the private placement reflected in our audited financial statements for the fiscal year ended June 30, 2006 was recorded as Issued Capital. No value was attributed to the warrants. .

Following a review of the interim financial statements for the six months ended December 31, 2006 by our new auditors, we have identified that the treatment of the accounting for the private placement was incorrect under A-IFRS. Under Australian Accounting Standard Board 132, or AASB 132, “Financial Instruments: Disclosure and Presentation,” the warrants associated with the private placement must be classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a currency that is not the functional currency of our company. As a result, upon initial recognition, the fair value of the warrants should be recognized as a financial liability at their fair value, reducing the Issued Capital that was previously recorded. Each reporting period, the fair value of the outstanding warrants is revalued using the Black Scholes Model. When the fair value of the outstanding warrants increases or decreases, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

As a result of the correction, as of the fiscal year ended June 30, 2006, previously presented non-current financial liabilities have increased by A$928,692 (US$678,038), issued capital has decreased by A$8,823,548 (US$6,442,072) and accumulated losses have decreased by A$7,894,856 (US$5,764,034). Also, as a result of the correction, for and as of the fiscal year ended June 30, 2005, previously presented non-current financial liabilities have increased by A$1,057,407 (US$772,013), issued capital has decreased by A$8,823,548 (US$6,442,072) and accumulated losses have decreased by A$7,766,141 (US$5,670,060). The basic and diluted loss per share for the fiscal year ended June 30, 2006 has decreased to A$0.09 (US$0.07). The basic and diluted loss per share for the fiscal year ended June 30, 2005 has decreased to A$0.08 (US$0.06). See Note 28 to our audited consolidated financial statements included elsewhere herein.

Under accounting principles generally accepted in the United States, or U.S. GAAP, in accordance with the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 133, “Accounting for Derivatives Instruments and Hedging Activities,” as amended by Emerging Issues Task Force Issue No. 01-6, “The Meaning of “Indexed to a Company’s Own Stock,” the warrants associated with the private placement should have been classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a currency that is not the functional currency of our company. As a result of the restatement under A-IFRS, there is no adjustment required under U.S. GAAP. The accumulated losses under US GAAP decreased by A$7,894,856 (US$5,764,034) and A$7,766,141 (US$5,670,060), total equity decreased and total liabilities increased by A$928,692 (US$678,038) and A$1,057,407 (US$772,013) for the fiscal years ended June 30, 2006 and 2005, respectively. The basic and diluted loss per share for the fiscal years ended June 30, 2006 did not change but for the fiscal year ended June 30, 2005 it decreased to A$0.10 (US$0.08). See Note 28 to our audited consolidated financial statements included elsewhere herein.

The foregoing translations of Australian dollar amounts into U.S. dollars have been made at the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York on June 30, 2006 (US$0.73= A$1.00).

The correction impacts the measurement and classification of these instruments for accounting purposes only. All of the material terms and conditions of the warrants have been correctly and appropriately disclosed in prior period financial statements. The warrant holders cannot require us to settle the warrants in cash. Accordingly, the revised classification of the warrants as a financial liability does not have an impact on our future liquidity requirements or ability to continue as a going concern.

This Amendment is not intended to revise other information presented in the Registrant's Annual Report on Form 20-F for the fiscal year ended June 30, 2006 as originally filed and all such other information in the original filing, which remains unchanged.

This Amendment does not reflect events occurring after the filing of the original Form 20-F and does not modify or update the disclosure therein in any way other than as required to reflect the amendments discussed above. As a result, this Amendment continues to speak as of September 29, 2006.

PART I

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

We prepare our consolidated financial statements in accordance with the Australian equivalents to International Financial Reporting Standards, or IFRS, adopted by the Australian Financial Reporting Council on January 1, 2005, which became effective for our company as of our fiscal year ended June 30, 2006. Under the Australian Accounting Standards Board, or AASB, Standard No.1, “First-time Adoption of Australian Equivalents to International Financial Reporting Standards,” or AASB 1, a company adopting Australian IFRS, or A-IFRS, for the first time is required to adopt accounting policies that comply with A-IFRS and related interpretations that are in effect at the reporting date of its first annual financial statements prepared in accordance with A-IFRS, in our case June 30, 2006. AASB 1 also requires that those policies be applied as of the date of transition to A-IFRS, in our case July 1, 2004, and consistently throughout all periods presented in the first annual financial statements prepared in accordance with A-IFRS.

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

Statement of Operations Data:

	Year Ended June 30,
	2006(*)	2005 (*)	2004 (*)	2003	2002
	(in A$, except number of shares)
A-IFRS:
Revenue	762,023	892,135	-	-	-
Other income	288,263	1,760,978	-	-	-

Research and development expenses	(7,613,045)	(7,109,839)	-	-	-
Research and development expenses - related party	-	(577,757)
Personnel expenses	(3,418,008)	(5,750,929)	-	-	-
Intellectual property expenses	(466,426)	(729,583)	-	-	-
Audit fees	(205,815)	(202,032)	-	-	-
Travel expenses	(212,184)	(432,316)	-	-	-
Marketing expenses	(134,750)	(442,920)	-	-	-
Depreciation expenses	(118,196)	(65,223)	-	-	-
Amortization expenses	-	(83,200)	-	-	-
Other expenses	(824,625)	(1,204,930)	-	-	-
Other expenses - related party	-	-	-	-	-
Foreign exchange gain (loss)	223,454	(1,362,572)	-	-	-
Impairment of intangible assets	-	(786,240)	-	-	-
Gain on fair value of financial liabilities	128,715	(5,801,397	-	-	-
Net loss	(11,590,594)	(10,293,031)	-	-	-
Loss per share - basic and diluted	(0.09)	(0.08)	-	-	-
Weighted average number of ordinary shares outstanding - basic and diluted	128,053,601	122,754,061	-	-	-

U.S. GAAP:
Net loss	(11,590,594)	(11,998,032)	(7,243,455)	(3,244,397)	(4,728,019)
Loss per share - basic and diluted	(0.09)	(0.10)	(0.09)	(0.05)	(0.08)
Weighted average number of ordinary shares outstanding - basic and diluted	128,053,601	122,754,061	75,701,818	61,131,313	57,623,389

(*) As restated. The A-IFRS financial information as of and for the years ended June 30, 2006 and 2005 and the U.S. GAAP financial information as of and for the years ended June 30, 2006, 2005 and 2004 has been restated. See Note 28 to our audited consolidated financial statements included herein for a description and summary of the significant effects of the restatement.

Balance Sheet Data:

	As at June 30,
	2006 (*)	2005 (*)	2004 (*)	2003	2002
	(in A$ )
A-IFRS:
Cash and cash equivalents	10,013,778	21,453,304	-	-	-
Working capital	8,780,413	19,427,962	-	-	-
Total assets	10,421,146	22,289,159	-	-	-
Net assets	7,800,658	18,536,769	-	-	-
Issued capital	46,274,127	45,838,897	-	-	-
Reserves	2,867,249	2,447,996	-	-	-
Accumulated deficit during development stage	(41,340,718)	(29,750,124)	-	-	-
Total equity	7,800,658	18,536,769	-	-	-

U.S. GAAP:
Total assets	10,421,146	22,289,159	34,197,794	7,944,306	7,231,703
Accumulated deficit during development stage	(45,520,327)	(33,929,733)	(22,144,137)	(14,900,682)	(11,656,285)
Contributed equity	53,320,985	52,466,502	46,770,289	22,278,765	18,372,088
Total equity	7,800,658	18,536,769	24,626,152	7,378,083	6,715,803

(*) As restated. The A-IFRS financial information as of and for the years ended June 30, 2006 and 2005 and the U.S. GAAP financial information as of and for the years ended June 30, 2006, 2005 and 2004 has been restated. See Note 28 to our audited consolidated financial statements included herein for a description and summary of the significant effects of the restatement.

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

We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT-2. We reported net losses of A$11,590,594 and A$10,293,031 during the fiscal years ended June 30, 2006 and 2005, respectively. As of June 30, 2006, our accumulated deficit was A$41,340,718. We may never be able to achieve or maintain profitability.

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

You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included in this annual report. Our consolidated financial statements have been prepared in accordance with A-IFRS. The SEC has adopted an accommodation permitting eligible foreign private issuers, such as our company to file two years rather than three years of statements of operations, changes in shareholders’ equity and cash flow statements prepared in accordance with IFRS for their first year of reporting under IFRS. The fiscal year 2006 is our first year of operating under A-IFRS (which is compliant with IFRS) and this annual report on Form 20-F/A has been prepared in reliance on such SEC accommodation. As a result, the operating and financial review that follows covers the fiscal year 2006 and the comparable financial year 2005.

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

Our financial statements appearing in this annual report are prepared in Australian dollars and in accordance with generally accepted accounting principles in Australia. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States, and all references to “Australian dollars” or “A$” are to the currency of Australia.

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

Differences Between Australian Accounting Standards and U.S. Accounting Standards

We prepare our consolidated financial statements in accordance with A-IFRS which, differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-IFRS and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended June 30,
	2006(*)	2005(*)
Net loss in accordance with:
A-IFRS	(11,590,594)	(10,293,031)
U.S. GAAP	(11,590,594)	(11,998,032)

Total equity in accordance with:
A-IFRS	7,800,658	18,536,769
U.S. GAAP	7,800,658	18,536,769

*
As restated. The A-IFRS financial information as of and for the years ended June 30, 2006 and 2005 and the U.S. GAAP financial information as of and for the years ended June 30, 2006, 2005 and 2004 has been restated. See Note 28 to our audited consolidated financial statements included herein for a description and summary of the significant effects of the restatement.

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

Gain (loss) on fair value of financial liabilities. Each reporting period, the fair value of the outstanding warrants issued to investors in connection with our private placement in the United States in June 2004 is revalued using the Black Scholes Model. The warrants permit the investors to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR on or before June 4, 2009. When the fair value of the outstanding warrants increases or decreases, the difference will be recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

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

Gain on fair value of financial liabilities.

The gain on fair value of financial liabilities was A$128,715 for the year ended June 30, 2006 compared to a gain of A$5,801,397 for the year ended June 30, 2005. The gains relate to the change in fair value of the five-year warrants to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR that were issued in connection with our private placement of securities in the United States in April 2004. The decrease in the gain on fair value of financial liabilities in the 2006 fiscal year is primarily as a result of the movements in the market price of our ADRs.

Inflation and Seasonality

Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

B.	LIQUIDITY AND CAPITAL RESOURCES

We are a development stage company and have had no sales income to date, and as of June 30, 2006 our accumulated deficit totaled A$41,340,718. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

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

	Years ended June 30,
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

Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 years	more than 5 years
Operating lease obligations	A$92,726	A$92,726	—	—	—
Purchase obligations*	A$2,152,887	A$787,704	A$1,365,183	—	—
				—	—
Total	A$2,245,613	$880,430	A$1,365,183	—	—

*
Includes obligations under our contracts with Professor Ashley Bush, Dr. Ross Murdoch and Mr. Geoffrey Kempler. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” and Note 16 to our consolidated financial statements.

PART II

ITEM 15.	CONTROLS AND PROCEDURES

Subsequent to the filing of our consolidated financial statements on Form 20-F for the year ended June 30, 2006 it was identified that, upon our adoption of A-IFRS, we had inaccurately recorded the liability associated with the warrants issued in connection with a private placement of our securities in the United States on June 1, 2004. This transaction was also been incorrectly treated under U.S.GAAP. As a result, we restated our consolidated financial statements as of and for the years ended June 30, 2006 and 2005 with respect to A-IFRS and U.S. GAAP financial information.

Background to the restatement and reclassification

On June 1, 2004, upon approval of our shareholders, we issued 4,000,000 ADRs to institutional and professional investors at a price of US$5.00 per ADR in a private placement in the United States, or an aggregate US$20 million before issuance costs. The private placement also involved the acquisition by the investors of warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR on or before June 4, 2009. Each ADR represents ten ordinary shares.

Upon our adoption of A-IFRS on July 1, 2005, the accounting treatment of the private placement reflected in our audited financial statements for the fiscal year ended June 30, 2006 was recorded as Issued Capital. No value was attributed to the warrants.

Following a review of the interim financial statements for the six months ended December 31, 2006 by our new auditors, we have identified that the treatment of the accounting for the private placement was incorrect under A-IFRS. Under Australian Accounting Standard Board 132, or AASB 132, “Financial Instruments: Disclosure and Presentation,” the warrants associated with the private placement must be classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable into a currency that is not the functional currency of our company. As a result, upon initial recognition, the fair value of the warrants should be recognized as a financial liability at their fair value, reducing the Issued Capital that was previously recorded. Each reporting period, the fair value of the outstanding warrants is revalued using the Black Scholes Model. When the fair value of the outstanding warrants increases or decreases, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

Evaluation of Disclosure Controls and Procedures

In connection with the preparation of our Annual Report on Form 20-F for the year ended June 30, 2006 that was filed on September 29, 2006, our chief executive officer and chief financial officer concluded that our disclosure controls and procedures were ineffective as of June 30, 2006 and that we have insufficient accounting personnel that have sufficient knowledge and experience in U.S. GAAP and the SEC accounting requirements. Our chief executive officer and chief financial officer further concluded that the accounting personnel who prepare our financial statements will need to be trained on the application of U.S. GAAP accounting pronouncements and standardized reconciliation templates will need to be improved to assist in the reconciliation process between A−IFRS and U.S. GAAP.

Subsequent to such evaluation, in connection with the restatement effected on this Form 20-F/A, under the supervision of our chief executive officer and chief financial officer, we have re-evaluated our disclosure controls and procedures as of June 30, 2006. Based upon that re-evaluation, our chief executive officer and chief financial officer have again concluded that our disclosure controls and procedures were ineffective as of such date, and identified an additional material weakness in our internal control over financial reporting with respect to the accounting treatment of the issuance of equity exercisable into foreign currencies. We have identified the need that should similar transactions be completed in the future, additional research should be undertaken before accounting treatment is resolved.

Except as disclosed herein, there has been no change in our internal control over financial reporting that occurred during the period covered by this annual report that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

4.7	Form of Second Research Funding and Intellectual Property Assignment Agreement dated December 1, 2003, between the Registrant and The University of Melbourne *
4.8	Letter agreement dated January 6, 2004, between the Registrant and Kendle Pty Ltd. regarding strategic alliance (7)

4.9	Purchase Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (3)
4.10	Registration Rights Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (4)
4.11	Form of Warrant (5)
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

4.13	Prana Biotechnology Limited, Employees and Consultants Option Plan 2000 (1)
4.14	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (9)
4.15	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (10)
4.16	Employment Agreement dated June 15, 2005, among the Registrant and Mr. Kempler (11)
4.17	Employment Agreement effective as of August 7, 2006 among the Registrant and Dr. Ross Murdoch *
8.1	List of Subsidiaries of the Registrant *
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of Deloitte Touche Tohmatsu, Independent Registered Public Accounting Firm

*	Previously filed.

(1)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).

(2)	Incorporated by reference to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 9, 2001 (File No. 333-13264).

(3)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(4)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(5)	Incorporated by reference to Item 3 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(7)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(8)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(9)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November, 2004 (File No. 000-49843).

(10)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November, 2004 (File No. 000-49843).

(11)	Filed as Exhibit 4.25 to our Annual Report on Form 20-F for the year ended June 30, 2005, and incorporated herein by reference.

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

As discussed in Note 28, the accompanying financial statements as of and for the years ended June 30, 2006 and 2005 have been restated.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Melbourne, Australia
September 29, 2006 (June 18, 2007 as to the effects of the restatement discussed in Note 28)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEET
(in Australian dollars, except number of shares)

		As Restated (see note 28)
		June 30,
	Notes	2006	2005

Current Assets
Cash and cash equivalents		10,013,778	21,453,304
Trade and other receivables	6	194,161	174,476
Other current assets	7	110,832	495,165

Total Current Assets		10,318,771	22,122,945

Non Current Assets
Property and equipment, net of accumulated depreciation of A$508,972 and A$390,776 respectively	8	102,375	166,214

Total Non Current Assets		102,375	166,214

Total Assets		10,421,146	22,289,159

Current Liabilities
Trade and other payables	9	1,538,358	2,571,181
Provisions	10	76,672	78,602

Total Current Liabilities		1,615,030	2,649,783

Non-Current Liabilities
Financial Liabilities	24	928,692	1,057,407
Provisions	10	76,766	45,200

Total Non-Current Liabilities		1,005,458	1,102,607

Total Liabilities		2,620,488	3,752,390

Commitments and contingencies	11

Net Assets		7,800,658	18,536,769

Equity
Issued capital 2006: 128,144,260 fully paid ordinary shares 2005: 127,319,260 fully paid ordinary shares	12	46,274,127	45,838,897
Reserves	13	2,867,249	2,447,996
Accumulated deficit during the development stage	14	(41,340,718)	(29,750,124)

Total Equity		7,800,658	18,536,769

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENT OF OPERATIONS 1
(in Australian dollars, except number of shares)

		As Restated (see note 28)
		Years ended June 30,
		2006	2005
	Notes
Revenues	2	762,023	892,135
Other income	3	288,263	1,760,978

Research and development expenses	4	(7,613,045)	(7,109,839)
Research and development expenses - related party	4	-	(577,757)
Personnel expenses	4	(3,418,008)	(5,750,929)
Intellectual property expenses	4	(466,426)	(729,583)
Audit fees	21	(205,815)	(202,032)
Travel expenses		(212,184)	(432,316)
Marketing expenses		(134,750)	(442,920)
Depreciation expenses	4	(118,196)	(65,223)
Amortization expenses	4	-	(83,200)
Other expenses	4	(824,625)	(1,204,930)
Other expenses - related party		-	-
Foreign exchange gain/(loss)		223,454	(1,362,572)
Impairment of intangible assets		-	(786,240)
Gain on fair value of financial liabilities		128,715	5,801,397

Loss before income tax expense		(11,590,594)	(10,293,031)

Income tax expense	5	-	-

Net loss	14	(11,590,594)	(10,293,031)

Loss per share (basic and diluted)	19	(0.09)	(0.08)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		128,053,601	122,754,061

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED CASH FLOW STATEMENT 1
(in Australian dollars)

			Years Ended June 30,
			2006	2005
	Notes
Cash Flows from Operating Activities
Payments to suppliers and employees			(12,647,636)	(13,333,739)
Payments to suppliers and employees - related party			-	(625,940)
Interest received			764,711	883,583
Government grant received			231,710	532,283
Neuroscience Victoria monies received			-	1,125,000

Net cash flows used in operating activities	15 (a	)	(11,651,215)	(11,418,813)

Cash Flows from Investing Activities
Proceeds from sale of equipment			375	-
Payments for purchase of equipment			(55,626)	(50,466)

Net cash flows used in investing activities			(55,251)	(50,466)

Cash Flows from Financing Activities
Proceeds from exercise of options			-	4,753,333
Payment of share issue costs			(2,020)	(48,576)

Net cash flows (used in) / provided by financing activities			(2,020)	4,704,757

Net (decrease) in cash and cash equivalents			(11,708,486)	(6,764,522)

Opening cash and cash equivalents brought forward			21,453,304	29,580,398
Exchange rate adjustments on cash and cash equivalents held in foreign currencies			268,960	(1,362,572)

Closing cash and cash equivalents carried forward	15 (b	)	10,013,778	21,453,304

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY 1
(in Australian dollars, except for number of shares)

				As Restated (see note 28)
	Notes		Number of Shares	Issued Capital	Share Based Payment Reserve	Accumulated Deficit During Development Stage	Total
Balance, June 30, 2004			115,984,380	40,681,945	-	(19,457,093)	21,224,852

Net loss	14		-	-	-	(10,293,031)	(10,293,031)
Issuance of shares in connection with exercise of options, net of issue costs	12(b	)	9,506,666	4,145,811	-	-	4,145,811
Non-cash issuance of shares to consultants and directors	12(b	)	478,214	255,141	-	-	255,141
Non-cash issuance of shares for settlement of litigation	12(b	)	1,350,000	756,000	-	-	756,000
Non-cash issuance of options to directors and employees	13(b) & (c	)	-	-	1,704,734	-	1,704,734
Non-cash issuance of options to consultants	13(b	)	-	-	289,699	-	289,699
Non-cash issuance of warrants to consultants	13(d	)	-	-	453,563	-	453,563
Balance, June 30, 2005			127,319,260	45,838,897	2,447,996	(29,750,124)	18,536,769

Net loss	14		-	-		(11,590,594)	(11,590,594)
Non-cash issuance of shares to consultants	12(b	)	825,000	435,230	-	-	435,230
Non-cash issuance of options to consultants	13(b	)	-	-	181,550	-	181,550
Non-cash issuance of options to directors and employees	13(b	)	-	-	76,470	-	76,470
Amortization of option expenses	13(b	)	-	-	161,233	-	161,233
Balance, June 30, 2006			128,144,260	46,274,127	2,867,249	(41,340,718)	7,800,658

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

Going Concern Basis

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. As at 30 June 2006, the consolidated entity has accumulated losses of $41,340,718, and has incurred negative cash flows from operations of $11,651,215, in the current year. The consolidated entity has also experienced a reduction from its cash position of $21,453,304 as at 30 June 2005 to $10,013,778 as at 30 June 2006.

Although the consolidated entity does not have sufficient cash resources to fund its current level of activities for at least the next 12 months, and there are uncertainties as to the exact timing and form of additional fund raising, the directors believe that there is a reasonable expectation that they can raise additional cash resources and or reduce operating costs during the 2007 fiscal year. These financial statements have, therefore, been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

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

•
Since inception, the consolidated entity has been able to raise funds to advance their research processes. To date, the consolidated entity has raised in excess of $55 million in equity and are presently in discussions with various potential institutional investors as well as corporate partners in relation to potential partnering and licensing opportunities. These potential relationships would further enable the consolidated entity to continue their current business objectives.

•	In the event that additional funding is not obtained, the consolidated entity may have to significantly reduce their expenditure on research and development programs and other costs.

Having carefully assessed the uncertainties relating to the likelihood of securing additional funding and the consolidated entity’s ability to effectively manage their expenditures, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future and therefore that it is appropriate to prepare the financial statements on a going concern basis.

Notwithstanding the above, there is significant uncertainty as to whether the consolidated entity can continue as going concerns. If the consolidated entity are unable to continue as going concerns they may be required to realize their assets and extinguish their liabilities other than in the normal course of business and at amounts different to those stated in the financial statements.

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

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits/losses arising within the consolidated entity are eliminated in full.

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

Warrants and Options

Under AASB 132: Financial Instruments: Disclosure and Presentation (“AASB 132”), options and warrants issued for other than for goods or services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (p) Share-based payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under AASB 132 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations. At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the statement of operations.

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

Internally-generated intangible assets (capitalized development costs) are stated at cost less accumulated amortization and impairment, and are amortized on a straight-line basis over their useful lives over a maximum of five years.

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

			As Restated (see note 28)
				Consolidated
Effect of A-IFRS on the balance sheet as at July 1, 2004			Superseded Policies at July 1, 2004[1]	Adjustment on introduction of A-IFRS	A-IFRS at July 1, 2004
	Note		$	$	$
Current Assets
Cash and cash equivalents			29,580,398	—	29,580,398
Trade and other receivables			92,917	—	92,917
Other current assets			72,769	—	72,769

Total current assets			29,746,084	—	29,746,084
Non-current assets
Property and equipment			180,971	—	180,971
Intangible assets	(b	)	11,488,343	(10,618,903)	869,440

Total Non-Current Assets			11,669,314	(10,618,903)	1,050,411

Total Assets			41,415,398	(10,618,903)	30,796,495
Current Liabilities
Trade and other payables			2,661,950	—	2,661,950
Provisions			42,597	—	42,597

Total Current Liabilities			2,704,547	—	2,704,547
Non-current liabilities
Financial liabilities	(c	)	—	6,858,804	6,858,804
Provisions			8,292	—	8,292

Total Non-current Liabilities			8,292	6,858,804	6,867,096

Commitments and Contingencies

Total Liabilities			2,712,839	6,858,804	9,571,643

Net assets			38,702,559	(17,477,707)	21,224,852
Equity
Issued capital	(c	)	49,505,493	(8,823,548)	40,681,945
Reserves	(b	)	14,661,942	(14,661,942)	—
Accumulated deficit during the development stage	(d	)	(25,464,876)	6,007,783	(19,457,093)

Total Equity			38,702,559	(17,477,707)	21,224,852

[1]	Reported financial results as at June 30, 2004

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

			As Restated (see note 28)
			Consolidated
Effect of A-IFRS on the balance sheet as at June 30, 2005			Superseded Policies at June 30, 2005[1]	Adjustment on introduction of A-IFRS	A-IFRS at June 30, 2005
	Note		$	$	$
Current Assets
Cash and cash equivalents			21,453,304	—	21,453,304
Trade and other receivables			174,476	—	174,476
Other current assets			495,165	—	495,165

Total Current Assets			22,122,945	—	22,122,945
Non-Current Assets
Property and equipment			166,214	—	166,214

Total Non-Current Assets			166,214	—	166,214

Total Assets			22,289,159	—	22,289,159
Current Liabilities
Trade and other payables			2,571,181	—	2,571,181
Provisions			78,602	—	78,602

Total Current Liabilities			2,649,783	—	2,649,783
Non-Current Liabilities
Financial liabilities	(c	)	—	1,057,407	1,057,407
Provisions			45,200	—	45,200

Total Non-Current Liabilities			45,200	1,057,407	1,102,607

Commitments and Contingencies

Total Liabilities			2,694,983	1,057,407	3,752,390

Net Assets			19,594,176	(1,057,407)	18,536,769
Equity
Issued capital	(a) & (c	)	55,405,707	(9,566,810)	45,838,897
Reserves	(a) & (b	)	14,661,942	(12,213,946)	2,447,996
Accumulated deficit during the development stage	(d	)	(50,473,473)	20,723,349	(29,750,124)

Total Equity			19,594,176	(1,057,407)	18,536,769

[1]	Reported financial results as at June 30, 2005

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

			As Restated (see note 28)
			Consolidated
Effect of A-IFRS on the statement of operations for the financial year ended June 30, 2005			Superseded Policies [1]	Adjustment on introduction of A-IFRS	A-IFRS
	Note		$	$	$
Revenue	(e	)	2,653,113	(1,760,978)	892,135
Other income	(e	)	—	1,760,978	1,760,978

Research and development expenses			(7,109,839)	—	(7,109,839)
Research and development expenses - related party			(577,757)	—	(577,757)
Personnel expenses	(a	)	(4,046,195)	(1,704,734)	(5,750,929)
Intellectual property expenses			(729,583)	—	(729,583)
Audit fees			(202,032)	—	(202,032)
Travel expenses			(432,316)	—	(432,316)
Marketing expenses			(442,920)	—	(442,920)
Depreciation expense			(65,223)	—	(65,223)
Amortization expenses	(b	)	(1,100,004)	1,016,804	(83,200)
Other expenses			(1,204,930)	—	(1,204,930)
Foreign exchange gain/(loss)	(b	)	(1,362,572)	—	(1,362,572)
Impairment of intangible assets			(10,388,339)	9,602,099	(786,240)
Gain on fair value of financial liabilities	(c	)	—	5,801,397	5,801,397

LOSS BEFORE INCOME TAX EXPENSE			(25,008,597)	14,715,566	(10,293,031)

INCOME TAX EXPENSE			—	—	—

NET LOSS			(25,008,597)	14,715,566	(10,293,031)
[1]	Reported financial results for the year ended June 30, 2005

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

(c) Financial Instruments

The directors have elected not to apply the first-time adoption exemption available to the consolidated entity to defer the date of transition of AASB 132 and AASB 139 Financial Instruments: Recognition and Measurement to July 1, 2005.

The warrants issued to the US investors as part of the June 2004 capital raising are required to be reclassified as financial liabilities under AASB 132 as a result of their exercise price being in a currency other than the consolidated entity’s functional currency. These warrants have been valued using the Black-Scholes Model which incorporates the market value of Prana’s ADRs at balance date. As a consequence, upon the transition to A-IFRS at July 1, 2004 financial liabilities increased by A$6,858,804 with a reduction in issued capital of A$8,823,548 and an increase in accumulated losses of A$1,964,744.

The impact of the above transition adjustment to A-IFRS for the financial year ended June 30, 2005 is that the financial liabilities decreased to A$1,057,407 with a decrease in accumulated losses of A$7,766,141. The effect on the statement of operations for the year ended June 30, 2005 was a gain on fair value of financial liabilities of A$5,801,397.

(d) Accumulated Deficit during the Development Stage

The effect of the above adjustments on accumulated deficit during the development stage is as follows:

	June 30, 2005	July 1, 2004
	A$	A$
Expensing of share-based payments (a)	(1,704,734)	-
Derecognition of revaluation (b)	14,661,942	14,661,942
Derecognition of intangible assets (b)	-	(10,618,903)
Recognition of financial liabilities (c)	7,766,141	1,964,744
Total adjustment to accumulated deficit	20,723,349	6,007,783

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

4.      EXPENSES FROM ORDINARY ACTIVITIES continued

	Years Ended June 30,
	2006	2005
Depreciation of non-current assets
Laboratory equipment	36,432	22,367
Computer equipment	30,135	33,306
Furniture and fittings	7,434	4,219
Leasehold improvements	44,195	5,331

Total depreciation expense	118,196	65,223

Amortization expenses
Core intellectual property	-	83,200

Total amortization expense	-	83,200

Other expenses
Corporate compliance	129,466	429,616
Office expenses	475,957	515,869
Computer expenses	25,470	28,592
Insurance	192,917	191,705
Other	815	39,148

Total other expenses	824,625	1,204,930

5. INCOME TAX

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:

Prima facie tax income on net (loss) before income tax at 30% (2005: 30%)	(3,477,178)	(3,087,909)
Effect of lower tax rates of tax on overseas income	(4,142)	4,567

Add tax effect of:
(Over) provision of income tax in previous year	(1,304,611)	(2,258,204)
Equity issued for nil consideration	122,011	778,197
Gain on fair value of financial liabilities	(38,615)	(1,740,419)
Other	2,848	4,665

Deferred tax asset not recognized	4,699,687	6,299,103

Income tax expense attributable to loss before income tax	-	-

(b) Potential deferred tax asset at June 30, 2006 and 2005 in respect of tax losses not brought to account is:	16,529,172	11,700,174
Temporary Differences	376,735	506,046

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

			June 30,
	Notes		2006	2005
12. ISSUED CAPITAL

(a) Issued Capital
Fully paid ordinary shares	11(b	)	46,274,127	45,838,897

			46,274,127	45,838,897

(b) Movements in shares on issue

	June 30,
	2006		2005
	Number of Shares	$	Number of Shares	$
Beginning of the year	127,319,260	45,838,897	115,984,380	40,681,945

Movement during the year	825,000	435,230	11,334,880	5,156,952

End of the year	128,144,260	46,274,127	127,319,260	45,838,897

Details of share issuances are as follows:

Date	Details	Notes		Number	Issue Price	$
August 9, 2004	Non-cash share issue in settlement of litigation	(iii	)	1,350,000	0.56	756,000
September 16, 2004	Non-cash share issue in consideration for services provided by consultants	(i	)	49,775	0.82	40,816
December 8, 2004	Exercise of options			9,506,666	0.50	4,753,333
December 17, 2004	Non-cash share issue to directors	(ii	)	249,999	0.48	120,000
February 21, 2005	Non-cash share issue in consideration for services provided by consultants	(i	)	178,440	0.55	98,142
	Capital raising costs	(iv	)	-	-	(611,339)
Year ended June 30, 2005				11,334,880		5,156,952

August 10, 2005	Non cash share issue in consideration for services provided by consultants	(i	)	825,000	0.53	437,250
Capital raising costs				-	-	(2,020)

Year ended June 30, 2006				825,000		435,230

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

12.     ISSUED CAPITAL (continued)

(c) Terms and conditions of contributed equity

Ordinary shares
Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(d) Shares issued after reporting date

Date	Details	Number	Issue Price	Comp. Expense ($)
August 31, 2006	Issued to a consultant	250,000	0.1725	43,125
		250,000		43,125

			June 30,
			2006	2005

13. RESERVES

(a) Share Based Payments
Options over fully paid ordinary shares	13(b	)	898,252	478,999
Options over ADRs	13(c	)	1,515,434	1,515,434
Warrants over ADRs	13(d	)	453,563	453,563

			2,867,249	2,447,996

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

13.      RESERVES (continued)

(b)       Movements in share options over fully paid ordinary shares

	Years Ended June 30,
	2006		2005
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)
Beginning of the year	3,312,000	478,999	21,269,167	-
Issued during the year	2,678,000	258,020	2,700,000	478,999
Expired during the year	(200,000)	-	(11,150,501)	-
Forfeited during the year	(37,500)	-	-	-
Amortization of option expenses	-	161,233	-	-
Exercised during the year (Note 12(b))	-		(9,506,666)	-

End of the year	5,752,500	898,252	3,312,000	478,999

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

13.      RESERVES (continued)

(f) Options and warrants issued after reporting date

There have been no options or warrants issued after reporting date.

	June 30,
	2006	2005
14. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE
Balance at beginning of year	(29,750,124)	(19,457,093)
Net loss for the year	(11,590,594)	(10,293,031)

Balance at end of year	(41,340,718)	(29,750,124)

15. CASH FLOW STATEMENT

(a) Reconciliation of the net loss to the net cash flows from operations
Net loss	(11,590,594)	(10,293,031)

Non-cash items
Depreciation of plant and equipment	118,196	65,223
Amortization of intangible assets	-	83,200
Non-cash issue of equity in consideration of operating expenses	856,503	2,144,191
Foreign exchange (gain)/loss	(268,960)	1,362,572
Impairment of core intellectual property	-	786,240
Gain on fair value of financial liabilities	(128,715)	(5,801,397)
Loss on sale of non-current asset	894	-

Changes in assets and liabilities
Increase in trade and other receivables	(19,685)	(81,559)
Decrease/(increase) in other current assets	384,333	(422,396)
(Decrease)/increase in trade and other payables	(1,032,823)	665,231
Increase in provision for employee entitlements	29,636	72,913

Net cash flows used in operating activities	(11,651,215)	(11,418,813)

(b) Reconciliation of cash and cash equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	684,006	1,163,077
- term deposit/on call	6,829,772	11,290,227
- commercial bill	2,500,000	9,000,000

Closing cash and cash equivalents balance	10,013,778	21,453,304

(c)      Non-cash financing and investing activities

During the years ended June 30, 2006 and 2005, the Company issued shares, options and warrants in connection with non-cash transactions. See Notes 12(b), 13(b), 13(c) and 13(d).

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted

16.	EXPENDITURE COMMITMENTS

The Company moved premises in June 2004 and entered into an operating lease for a three year period totaling A$306,781, including rent increases by 3.5% per annum. Outgoing costs are set yearly by the landlord.

Future minimum lease payments under the office lease are as follows as of June 30, 2006:

Fiscal year
2005	105,911
2006	110,749
2007	92,726
Thereafter	-
Total	309,386

Refer to note 20 in respect of employment contracts with Mr. Geoffrey Kempler and Dr. Ross Murdoch.

17.	EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

(a) Employee Entitlements

		Years Ended June 30,
	Notes	2006	2005

The aggregate employee entitlement liability is composed of:
Provisions (current)		76,672	78,602
Provisions (non-current)		76,766	45,200
	10	153,438	123,802
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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted

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

In November 2006, the Company raised A$7.7 million (before costs) through the issue of 21,764,468 shares and 4,352,893 options, exercisable at A$0.446 on or before November 30, 2009 to professional investors.

Other than as discussed above, no matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

19.	LOSS PER SHARE

	Years Ended June 30,
	2006	2005
Basic and diluted loss per share	(0.09)	(0.08)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	128,053,601	122,754,061

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

	Short Term Benefits		Post- Employment
2006 Directors’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Equity Options $	Total $
Geoffrey Kempler 1 & 3	334,545	100,000	33,455	92,770	560,770
Colin Masters [2]	115,000	-	-	16,775	131,775
Brian Meltzer [1]	97,569	-	7,431	27,831	132,831
George Mihaly [1]	105,000	-	-	27,831	132,831
Peter Marks [2]	75,000	-	-	5,033	80,033

	727,114	100,000	40,886	170,240	1,038,240

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

	Short Term Benefits Base Fee		Post- Employment
2005 Directors’ Remuneration	Cash $	Shares $	Superannuation Contribution $	Equity Options $	Termination Benefits $	Total $
Geoffrey Kempler [3]	262,197	-	26,220	49,562	-	337,979
Colin Masters [1]	75,000	40,000	-	-	-	115,000
Brian Meltzer 1 & 3	50,000	40,000	-	14,869	-	104,869
George Mihaly 1 & 3	75,000	40,000	-	14,869	-	129,869
Jonas Alsenas 2 & 3	264,092	-	-	1,515,434	432,266	2,211,792

	726,289	120,000	26,220	1,594,734	432,266	2,899,509

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

The option price for Dr Jonas Alsenas was calculated using the Black-Scholes Model applying the following inputs:

Issue Date: December 17, 2004
Exercise Price: USD$5.00
Stock Price: USD$4.75
Years to Expiry: 8
Volatility: 59%
Risk-free Interest Rate: 3.85%:
Dividend Yield: 0%
Option Price: USD$3.08 (AUD$3.99)

	Short Term Benefits		Post-Employment
2006 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Equity Options $	Total $
Richard Revelins	80,000	-	-	-	80,000
Ross Murdoch [1]	285,000	-	25,650	-	310,650
Dianne Angus [2]	185,048	-	16,654	-	201,702

	550,048	-	42,304	-	592,352

1 On January 1, 2006, Dr Murdoch received a salary increase to A$295,000 plus 9% superannuation.

2 On January 1, 2006, Ms Angus received a salary increase to A$195,000 plus 9% superannuation. Ms Angus received additional remuneration in recognition of additional hours worked over her contracted 4 days per week.

	Short Term Benefits		Post- Employment
2005 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Equity Options $	Total $
Richard Revelins [1]	60,000	-	-	110,000	170,000
Ross Murdoch [2]	275,000	-	24,750	-	299,750
Dianne Angus 2,3&4	170,000	10,000	16,200	2,670	198,870

	505,000	10,000	40,950	112,670	668,620

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

20.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Director was under contract at June 30, 2006:

	Duration	Notice Requirements	Termination	Bonus Entitlements	Equity Entitlements
Geoffrey Kempler	Until termination by either party	For Good Reason Mr. Kempler may	*pay remuneration entitlements up to	The Company will pay Mr	Entitlement under contract
	Signed June 15, 2005	terminate with 30 days notice	June 1, 2010 *accrued	Kempler a bonus in the amount of	at 2005 AGM not exercised.
			entitlements, bonuses and equity issues *accelerate the vesting of any unvested options	A$100,000 for achievement of the satisfactory completion of a successful Phase One trial within
		Without Good Reason Mr. Kempler may terminate with 90 days notice	*Bonus pro-rated only if termination occurs in 1st year	the timeframe specified by the Company Strategic Plan
		Without Cause the Company may terminate with 90 days notice	*pay remuneration entitlements up to June 1, 2010 *accrued entitlements, bonuses and	(achieved financial year 2006) and a further A$100,000 bonus
			equity issues *accelerate the vesting of any unvested options	for the satisfactory completion of a proof of concept study such as a
		With Cause the Company may terminate without notice	*Bonus pro-rated only if termination occurs in 1st year	Phase Two (A). trial on efficacy and dosage

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

20.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Senior Executives were under contract at June 30, 2006:

	Duration	Notice Requirements	Termination	Bonus Entitlements	Equity Entitlements
Ross Murdoch	Until termination by either party	For Good Reason Dr Murdoch may	* pay remuneration entitlements up to 29 May 2008	Nil.	1,250,000 options with zero exercise
	Signed August 7, 2006	terminate with 30 days notice
or if termination occurs after May 29, 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity.
* accrued entitlements
* accelerate the vesting
of any unvested
options
price, 25% vest on August 7, 2006, 25% will vest on May 29, 2007, 25% on May 29, 2008 and the remaining 25% on May 29, 2009. The options will expire
		Without Good Reason Dr Murdoch may terminate with 120 days notice	*accrued entitlements * permitted to keep and/or exercise options that have vested at the time of termination		8 years from date of grant, being August 7, 2014 and can not be exercised until the
Without Cause the Company may terminate with 120 days notice
* pay remuneration entitlements up to May 29, 2008 or if termination occurs after May 29, 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity.
* accrued entitlements
* accelerate the vesting of any unvested options
share price achieves a minimum value of A$0.40 for five consecutive trading days
		With Cause the Company may terminate without notice	*accrued entitlements * permitted to keep and/or exercise options that have vested at the time of termination

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

21.	AUDITORS’ REMUNERATION

	As of and For the Years Ended June 30,
	2006	2005
Amounts received or due and receivable for:
- audit fees	202,600	175,481
- tax fees	185	11,631
- other fees	3,030	14,920
	205,815	202,032

22.	RELATED PARTY TRANSACTIONS

a.	Equity Interests in Subsidiaries
Prana owns 100% of its subsidiaries, Prana Biotechnology Inc and Prana Biotechnology UK Ltd.

b.	Key Management Personnel Remuneration
Details of key management personnel remuneration is disclosed in note 20 to the financial statements.

c.	Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of Prana Biotechnology Ltd	Balance July 1, 2005	Received as Remuneration	Received on Exercise of Options	Net Change Other[1]	Balance June 30, 2006	Balance held Nominally
	No.	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	—	—	—	17,055,000	—
Colin Masters	184,666	—	—	—	184,666	—
Brian Meltzer	326,666	—	—	—	326,666	—
George Mihaly	226,666	—	—	—	226,666	—
Peter Marks	43,111	—	—	—	43,111	—
Richard Revelins	42,808	—	—	50,000	92,808	—
Ross Murdoch	50,000	—	—	—	50,000	—
Dianne Angus	—	—	—	—	—	—
	17,928,917	—	—	50,000	17,978,917	—

Fully Paid Ordinary Shares of Prana Biotechnology Ltd	Balance July 1, 2004	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2005	Balance held Nominally
	No.	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	—	—	—	17,055,000	—
Colin Masters	101,333	83,333	—	—	184,666	—
Brian Meltzer	243,333	83,333	—	—	326,666	—
George Mihaly	143,333	83,333	—	—	226,666	—
Richard Revelins	42,808	—	—	—	42,808	—
Ross Murdoch	50,000	—	—	—	50,000	—
Dianne Angus	—	—	—	—	—	—
	17,635,807	249,999	—	—	17,885,806	—

[1]	These options were acquired on market

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

22.	RELATED PARTY TRANSACTIONS (continued)

Share Options of Prana Biotechnology Ltd	Balance July 1, 2005 No.	Granted as Remuneration No.	Options Exercised No.	Options Sold No.	Options Expired No	Balance June 30, 2006 No.	Total Exercisable June 30, 2006 No.	Total Not Exercisable June 30, 2006 No.
Geoffrey Kempler	1,000,000	—	—	—	—	1,000,000	—	1,000,000
Colin Master	—	1,000,000	—	—	—	1,000,000	—	1,000,000
Brian Meltzer	300,000	—	—	—	—	300,000	—	300,000
George Mihaly	300,000	—	—	—	—	300,000	—	300,000
Peter Marks	—	300,000	—	—	—	300,000	—	300,000
Richard Revelins	500,000	—	—	—	—	500,000	500,000	—
Ross Murdoch	—	—	—	—	—	—	—	—
Dianne Angus	—	—	—	—	—	—	—	—

	2,100,000	1,300,000	—	—	—	3,400,000	500,000	2,900,000

Share Options of Prana Biotechnology Ltd	Balance July 1, 2004 No.	Granted as Remuneration No.	Options Exercised No.	Options Sold No.	Options Expired No	Balance June 30, 2005 No.	Total Exercisable June 30, 2005 No.	Total Not Exercisable June 30, 2005 No.
Geoffrey Kempler	9,167,500	1,000,000	—	(7,290,000)	(1,877,500)	1,000,000	-	1,000,000
Colin Master	1,000,000	—	—	—	(1,000,000)	—	-	-
Brian Meltzer	300,000	300,000	—	(300,000)	—	300,000	-	300,000
George Mihaly	300,000	300,000	—	—	(300,000)	300,000	-	300,000
Richard Revelins	50,000	500,000	—	—	(50,000)	500,000	500,000	-
Ross Murdoch	281,667	—	—	—	(281,667)	—	-	-
Dianne Angus	88,000	—	—	—	(88,000)	—	-	-

	11,187,167	2,100,000	—	(7,590,000)	(3,597,167)	2,100,000	500,000	1,600,000

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

The consolidated entity’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2006	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash	683,593	9,329,772	—	413	10,013,778	2.60%
Receivables	—	-	—	194,161	194,161
Other current assets	—	42,379	—	—	42,379	5.15%
	683,593	9,372,151	—	194,574	10,250,318

Financial Liabilities
Payables	—	—	—	1,538,358	1,538,358
Provisions	—	—	—	153,438	153,438
Other financial liabilities	—	—	—	928,692	928,692
	—	—	—	2,620,488	2,620,488

June 30, 2005	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash	1,162,877	20,290,227	—	200	21,453,304	4.57%
Receivables	—	—	—	174,476	174,476	—
	1,162,877	20,290,227	—	174,676	21,627,780

Financial Liabilities
Payables	—	—	—	2,571,181	2,571,181	—
Provisions	—	—	—	123,802	123,802	—
Other financial liabilities	—	—	—	1,057,407	1,057,407
	—	—	—	3,752,390	3,752,390

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

Reconciliation of net loss

			As Restated (see note 28)
			Years Ended June 30,
			2006	2005
Net loss in accordance with A-IFRS			(11,590,594)	(10,293,031)
US GAAP adjustments:
Share-based compensation	(a	)
Options issued to consultants for services rendered			—	196,389
Options issued to directors and employees for services Rendered			—	1,686,905
Shares issued to consultants and directors for services Rendered			—	(186,995)
Intangible assets - Capitalised patent costs	(b	)
Costs capitalised under US GAAP but expensed under A-IFRS			—	284,924
Amortisation expense attributable to above			—	(307,806)
Impairment of costs capitalised under US GAAP but expensed under A-IFRS			—	(3,378,418)
Deferred tax effect of US GAAP adjustments	(c	)	—	—
Net loss in accordance with US GAAP			(11,590,594)	(11,998,032)
Loss per share in accordance with US GAAP:
Basic and diluted			(0.09)	(0.10)
Weighted average shares - basic and diluted			128,053,601	122,754,061

Reconciliation of shareholders’ equity

			As Restated (see note 28)
			Years Ended June 30,
			2006	2005
Total equity in accordance with A-IFRS			7,800,658	18,536,769
US GAAP adjustments:			—	—
Share-based compensation	(a	)	—	—
Intangible assets - Capitalised patent costs	(b	)	—	—
Deferred tax effect of US GAAP adjustments	(c	)	—	—
Total equity in accordance with US GAAP			7,800,658	18,536,769

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

Roll forward analysis of shareholders’ equity under US GAAP

			As Restated (see note 28)
			Years Ended June 30,
			2006	2005
Balance in accordance with US GAAP, beginning of year			18,536,769	24,626,152
Issuance of shares in connection with exercise of options, net of issue costs			—	4,708,574
Issuance of options to consultants for services rendered	(a	)	194,351	(15,890)
Issuance of options to directors and employees for services rendered	(a	)	224,902	17,829
Issuance of shares to consultants and directors for services rendered	(a	)	435,230	442,136
Issuance of shares for legal settlement			—	756,000
Net loss in accordance with US GAAP			(11,590,594)	(11,998,032)
Balance in accordance with US GAAP, end of year			7,800,658	18,536,769

a.	Share-based compensation

As described in Note 1(s), Prana adopted AASB 2. In accordance with the transitional provisions of AASB 2, the Standard has been applied retrospectively to all share-based payments granted / issued after November 7, 2002 and that were not yet vested as of January 1, 2005.

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

June 30, 2005
U.S. GAAP net loss, as reported	(11,998,032)
Add: Stock-based employee compensation expense included in U.S. GAAP reported net loss	17,829
Deduct: Total stock-based employee compensation expense determined under fair value based method	(1,708,925)
U.S. GAAP pro forma net loss	(13,689,128)
U.S. GAAP basic and diluted loss per share
- As reported	(0.10)
- Pro forma	(0.11)

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

Share-based compensation
The following table summarizes the activity of share options issued to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (adopted on November 17, 2004) during the years ended June 30, 2006 and 2005:

	Years Ended June 30,
	2006		2005
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Outstanding at beginning of year	2,100,000	0.12	409,667	0.50
Granted	2,265,000	nil	2,100,000	0.12
Exercised	—	—	—	—
Forfeited	(37,500)	nil	—	—
Expired	—	—	(409,667)	0.50
Outstanding at end of year (a)	4,327,500	0.06	2,100,000	0.12
Exercisable at end of year (b)	500,000	0.50	500,000	0.50

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

	Year ended June 30, 2006		Year ended June 30, 2005
	Number of options over ADRs	Weighted average exercise price ($)	Number of options over ADRs	Weighted average exercise price ($)
Outstanding at beginning of year	380,000	US$5.00	—	—
Granted	—	—	380,000	US$5.00
Exercised	—	—	—	—
Expired	—		—
Forfeited	—	—	—	—
Outstanding at end of year (c)	380,000	US$5.00 (A$6.85)	380,000	US$5.00 (A$6.57)

Exercisable at end of year (c)	380,000	US$5.00 (A$6.85)	380,000	US$5.00 (A$6.57)

(c)	All 380,000 options outstanding and exercisable as of June 30, 2006 have an exercise price of US$5.00 (A$6.85) and a remaining contractual life of six and half years.

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

The following table summarizes the activity of share options issued to consultants during the year ended June 30, 2006 and 2005:

	Years Ended June 30,
	2006		2005
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Outstanding at beginning of year	1,212,000	0.50	1,109,500	0.35
Granted	413,000	0.50	600,000	0.50
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	(200,000)	0.50	(497,500)	0.52
Outstanding at end of year (d)	1,425,000	0.50	1,212,000	0.50

Exercisable at end of year (d)	1,425,000	0.50	1,045,333	0.50

(d)	All 1,425,000 options outstanding and exercisable as of June 30, 2006, have an exercise price of A$0.50 with an average remaining contractual life of one year.

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

The following table summarizes the activity of warrants granted to consultants during the year ended June 30, 2005:

	Years Ended June 30,
	2006		2005
	Number of warrants	Weighted average exercise price (USD$)	Number of warrants	Weighted average exercise price (USD$)
Outstanding at beginning of year	320,000	8.00	—	—
Granted	—	—	320,000	8.00
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Outstanding at end of year (e)	320,000	8.00	320,000	8.00

Exercisable at end of year (e)	320,000	8.00 (A$10.96)	320,000	8.00 (A$10,51)

(e)	All 320,000 warrants outstanding and exercisable as of June 30, 2006 have an exercise price of USD$8.00 with a remaining contractual life of three years.

The weighted average grant date fair value of warrants issued to consultants during the years ended June 30, 2005 is A$1.42. The fair value was estimated at the date of grant using the Black-scholes model with the following weighted average assumptions:
•	risk-free interest rate of 3.5%;

•	no dividends;

•	expected volatility of 71%; and

•	expected life of four and a half years.

3,000,000 warrants were issued as part of the June 2004 capital raising. These warrants have been recorded as a financial liability - see notes 24 and 28. These warrants are exercisable on or before June 4, 2009 at an exercise price of USD$8.00. These warrants are convertible to one ADR which is equal to ten ordinary fully paid shares.

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

Year ended June 30, 2005
	Number of options over Ordinary Shares	Weighted average exercise price (A$)
Outstanding at beginning of year	459,667	0.50
Granted	—	—
Exercised	—	—
Expired	(459,667)	0.50
Forfeited	—	—
Outstanding at end of year	—	—

Exercisable at end of year	—	—

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

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

Year ended June 30, 2005
	Number of options over Ordinary Shares	Weighted average exercise price (A$)
Outstanding at beginning of year	437,500	0.50
Granted	—	—
Exercised	—	—
Expired	(437,500)	0.50
Forfeited	—	—
Outstanding at end of year	—	—

Exercisable at end of year	—	—

Income tax
The consolidated entity has adopted SFAS No. 109: Accounting for Income Taxes (“SFAS 109”) for US GAAP purposes. SFAS 109 requires a “liability approach” to accounting for income taxes, which as it applies to the consolidated entity, is very similar to that adopted under A-IFRS.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

The components of A-IFRS income (loss) before income tax expense consisted of the following for the years ended June 30, 2006 and 2005:

	Years ended June 30,
	2006	2005
Australia	(11,664,476)	(10,217,734)
Foreign	73,882	(75,297)

	(11,590,594)	(10,293,031)

The components of the US GAAP deferred tax assets and liabilities as of June 30, 2006 and 2005 are as follows:

	June 30,
	2006	2005
Deferred tax assets

Net operating loss carryforwards	16,529,172	11,700,174
Foreign exchange losses	268,960	410,951
Provision accruals	46,031	37,141
Other	61,744	57,954
Total gross deferred tax assets	16,905,907	12,206,220
Deferred tax liability	—	—
Net deferred tax asset	16,905,907	12,206,220
Valuation allowance	(16,905,907)	(12,206,220)
Net recorded deferred taxes	—	—

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

The Company meets the definition of a development stage enterprise under SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”). The following additional disclosures, prepared on an A-IFRS basis considering the AASB 1 exemptions, are required in accordance with SFAS 7:

Cumulative consolidated statement of operations from the inception of the development stage (November 11, 1997) to June 30, 2006 - A-IFRS basis:

As Restated (see note 28)
Period from inception of development stage (November 11, 1997) to June 30, 2006
Revenues	2,573,069
Other income	6,656,945

Research and development expenses	(24,090,644)
Research and development expenses - related party	(2,289,419)
Personnel expenses	(14,824,101)
Intellectual property expenses	(5,578,538)
Auditor fees	(897,234)
Travel expenses	(1,432,346)
Public relations and marketing expenses	(1,277,963)
Depreciation expenses	(508,972)
Amortization expenses	(461,760)
Other expenses	(4,741,534)
Other expenses - related party	(242,470)
Foreign exchange loss	(1,334,367)
Impairment of intangible assets	(786,240)
Gain on fair value of financial liabilities	7,894,856
Loss before income tax expense	(41,340,718)
Income tax expense	—
Net loss	(41,340,718)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

Cumulative consolidated cash flow statement form the inception of the development stage (November 11, 1997) to June 30, 2006 - A-IFRS basis:

Period from inception of development stage (November 11, 1997) to June 30, 2006
Cash Flows from Operating Activities
Payments to suppliers and employees	(45,753,872)
Payments to suppliers and employees - related party	(2,531,889)
Interest received	2,506,124
Government grant received	3,354,228
NASDAQ reimbursements received	231,304
Neuroscience Victoria monies received	3,093,750
Net cash flows used in operating activities	(39,100,355)

Cash Flows from Investing Activities
Proceeds from sale of equipment	375
Payments for purchase of equipment	(412,615)
Net cash flows used in investing activities	(412,240)

Cash Flows from Financing Activities
Proceeds from issue of shares	46,854,565
Payment of share issue costs	(3,669,074)
Proceeds from exercise of options	9,812,471
Payment for underwriting costs	(144,000)
Repayment of borrowings	(2,038,728)
Net cash flows provided by financing activities	50,815,234

Net decrease in cash and cash equivalents	11,302,639

Opening cash and cash equivalents brought forward	—
Exchange rate adjustments on cash and cash equivalents held in foreign currencies	(1,288,861)
Closing cash and cash equivalents carried forward	15 (b	)	10,013,778

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

Equity issuances from the inception of the development stage (November 11, 1997) to June 30, 2006 - A-IFRS basis:

		As Restated (see note 28)
Date		Number of Shares	Issued Capital
	Balance, November 11, 1997 (Inception)	-	-

November 11, 1997	Issuance of shares to founders	20	20
	Balance, June 30, 1998	20	20

	Balance, June 30, 1999	20	20

December 23, 1999	297 for 1 share split	5,920	-
June 1, 2000	Issuance of shares in connection with private placement	960	960
July 1, 2000	5,000 for 1 share split	34,493,100	-
	Issuance of shares in connection with initial public offering, net of issue costs	16,000,000	7,470,863
	Issuance of shares in connection with exercise of options	5,000	2,500
	Balance, June 30, 2000	50,505,000	7,474,343

February 15, 2001	Issuance of shares in connection with private placements, net of issue costs	6,666,666	4,745,599
April 4, 2001	Non-cash issuance of shares to consultants	50,000	20,000
June 27, 2001	Non-cash issuance of shares to consultants	38,600	28,950
	Balance, June 30, 2001	57,260,266	12,268,892

February 4, 2002	Issuance of shares in connection with exercise of options	134,000	67,000
February 12, 2002	Issuance of shares in connection with exercise of options	2,000	1,000
February 22, 2002	Issuance of shares in connection with exercise of options	76,000	38,000
February 27, 2002	Issuance of shares in connection with exercise of options	40,000	20,000
March 6, 2002	Issuance of shares in connection with exercise of options	90,000	45,000
March 8, 2002	Non-cash issuance of shares to consultants	164,835	115,384
March 8, 2002	Non-cash issuance of shares to consultants	26,959	28,846
March 12, 2002	Issuance of shares in connection with exercise of options	82,690	41,346
March 12, 2002	Issuance of shares in connection with exercise of options	190,000	95,000
March 14, 2002	Issuance of shares in connection with exercise of options	10,000	5,000
March 20, 2002	Issuance of shares in connection with exercise of options	12,000	6,000
March 21, 2002	Issuance of shares in connection with exercise of options	100,000	50,000
March 25, 2002	Issuance of shares in connection with exercise of options	3,000	1,500
April 9, 2002	Issuance of shares in connection with exercise of options	8,000	4,000
April 9, 2002	Issuance of shares in connection with exercise of options	24,500	12,250
April 10, 2002	Issuance of shares in connection with exercise of options	2,500	1,250
April 11, 2002	Issuance of shares in connection with exercise of options	2,500	1,250
April 11, 2002	Issuance of shares in connection with exercise of options	100,000	50,000
May 10, 2002	Issuance of shares in connection with exercise of options	100,000	50,000

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

May 23, 2002	Issuance of shares in connection with exercise of options	180,000	90,000
June 16, 2002	Issuance of shares in connection with exercise of options	3,500	1,750
	Balance, June 30, 2002	58,612,750	12,993,468

August 7, 2002	Issuance of shares in connection with exercise of options	4,000	2,000
October 7, 2002	Issuance of shares in connection with exercise of options	13,274	6,637
July 13, 2002	Non-cash issuance of shares to consultants	13,550	27,371
September 18, 2002	Issuance of shares in connection with exercise of options	32,000	16,000
September 30, 2002	Issuance of shares in connection with exercise of options	25,000	12,500
October 15, 2002	Issuance of shares in connection with exercise of options	20,081	10,040
November 20, 2002	Issuance of shares in connection with exercise of options	113,000	56,500
November 22, 2002	Issuance of shares in connection with exercise of options	33,072	16,536
November 25, 2002	Issuance of shares in connection with exercise of options	7,000	3,500
December 4, 2002	Non-cash issuance of shares to consultants	15,318	26,653
December 12, 2002	Issuance of shares in connection with exercise of options	50,000	25,000
January 8, 2003	Issuance of shares in connection with exercise of options	50,000	25,000
January 22, 2003	Issuance of shares in connection with exercise of options	2,620	1,310
January 30, 2003	Issuance of shares in connection with exercise of options	9,700	4,850
January 30, 2003	Non-cash issuance of shares to consultants	118,101	115,739
February 14, 2003	Issuance of shares in connection with exercise of options	499,403	249,702
February 20, 2003	Issuance of shares in connection with exercise of options	483,746	241,873
February 28, 2003	Issuance of shares in connection with exercise of options	2,530,483	1,265,242
March 5, 2003	Issuance of shares in connection with exercise of options	3,107,891	1,553,945
March 15, 2003	Issuance of shares in connection with exercise of options	25,000	12,500
April 3, 2003	Issuance of shares in connection with exercise of options	421,314	210,657
	Underwriting costs		(144,000)
	Balance, June 30, 2003	66,187,303	16,733,023

August 11, 2003	Issuance of shares in connection with exercise of options	50,000	25,000
August 13, 2003	Issuance of shares in connection with exercise of options	25,000	12,500
August 27, 2003	Issuance of shares in connection with exercise of options	16,000	8,000
August 27, 2003	Non-cash issuance of shares to consultants	70,768	49,538
August 29, 2003	Issuance of shares in connection with exercise of options	34,000	17,000
September 16, 2003	Issue of shares in connection with private placements, net of costs	7,102,853	4,675,019
January 12, 2004	Non-cash issuance of shares to directors	249,999	120,000
January 12, 2004	Non-cash issuance of shares to consultants	67,955	43,491
February 20, 2004	Non-cash issuance of shares to consultants	155,502	85,526
April 8, 2004	Issuance of shares in connection with exercise of options	200,000	140,000
April 15, 2004	Issuance of shares in connection with exercise of options	100,000	70,000
April 16, 2004	Issuance of shares in connection with exercise of options	200,000	100,000
April 16, 2004	Issuance of shares in connection with exercise of options	200,000	140,000
April 20, 2004	Issuance of shares in connection with exercise of options	300,000	150,000
April 22, 2004	Issuance of shares in connection with exercise of options	200,000	100,000
May 10, 2004	Non-cash issuance of shares to consultants	825,000	684,750

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

26.	RECONCILIATION TO US GAAP (continued)

June 1, 2004	Issuance of shares in connection with private placements, net of costs	40,000,000	17,520,098
	Expired options		8,000
	Balance, June 30, 2004	115,984,380	40,681,945
August 9, 2004	Non-cash issuance of shares for settlement of litigation	1,350,000	756,000
September 16, 2004	Non-cash issuance of shares to consultants	49,775	39,616
December 8, 2004	Issuance of shares in connection with exercise of options, net of costs	9,506,666	4,145,811
December 17, 2004	Non-cash issuance of shares to directors	249,999	118,703
February 21, 2005	Non-cash issuance of shares to consultants	178,440	96,822
	Balance, June 30, 2005	127,319,260	45,838,897

August 10, 2005	Issuance of shares in connection with exercise of options, net of issue costs	825,000	435,230
	Balance, June 30, 2006	128,144,260	46,274,127

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

Note 27. U.S. GAAP Condensed Financial Information

The following financial information is the audited U.S. GAAP condensed financial information of Prana as of and for the years ended June 30, 2006 and 2005.

CONDENSED CONSOLIDATED BALANCE SHEET
(in Australian dollars)

	As Restated (see note 28)
	June 30, 2006	June 30, 2005
Current assets
Cash and cash equivalents	10,013,778	21,453,304
Trade and other receivables	194,161	174,476
Other current assets	110,832	495,165
Total current assets	10,318,771	22,122,945
Property and equipment, net	102,375	166,214
Total assets	10,421,146	22,289,159
Liabilities
Trade and other payables	1,538,358	2,571,181
Current provisions	76,672	78,602
Total current liabilities	1,615,030	2,649,783
Financial liabilities	928,692	1,057,407
Non-current provisions	76,766	45,200
Total liabilities	2,620,488	3,752,390
Commitments and contingencies	—	—
Stockholders’ equity
Common stock	—	—
Additional paid-in capital	53,320,985	52,466,502
Accumulated deficit during the development stage	(45,520,327)	(33,929,733)
Total stockholders’ equity	7,800,658	18,536,769
Total liabilities and stockholders’ equity	10,421,146	22,289,159

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

Note 27. U.S. GAAP Condensed Financial Information continued

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in Australian dollars, except number of shares)

	As Restated (see note 28)
	Year ended June 30, 2006	Year ended June 30, 2005
Other income:
Government grants	288,173	629,692
Corporate partner income	—	1,125,000
Other	90	6,286
	288,263	1,760,978
Operating expenses:
Research and development	(8,083,208)	(7,659,390)
Research and development - related parties	—	(577,757)
General and administrative	(4,909,841)	(6,688,164)
Foreign currency gain/(loss), net	223,454	(1,362,572)
Impairment of intangible assets	—	(4,164,659)
Gain on fair value of financial liabilities	128,715	5,801,397
Total operating expenses	(12,640,880)	(14,651,145)

Loss from operations	(12,352,617)	(12,890,167)
Non-operating income:
Interest income	762,023	892,135

Loss before income tax expense	(11,590,594)	(11,998,032)

Income tax expense	—	—

Net loss	(11,590,594)	(11,998,032)

Loss per share (basis and diluted)	(0.09)	(0.10)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	128,053,601	122,754,061

Note 28. Restatement

(a)	Background

On June 1, 2004, upon approval of Prana’s shareholders, the Company issued 4,000,000 ADRs to institutional and professional investors at a price of US$5.00 per ADR in a private placement in the United States, or an aggregate US$20 million before issuance costs. The private placement also involved the acquisition by the Company’s investors of warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR on or before June 4, 2009. Each ADR represents ten ordinary shares.

(b)	A-IFRS

In accordance with the generally accepted accounting principles in Australia that applied to Prana at June 1, 2004, the US$20 million that the Company received at the closing of the private placement was recorded as Issued Capital. No value was attributed to the warrants. Upon the Company’s adoption of the A-IFRS on July 1, 2005, the accounting treatment of the private placement reflected in the Company’s audited financial statements for the fiscal year ended June 30, 2005 was not altered.

Following a review of the interim financial statements for the six months ended December 31, 2006 by the Company’s auditors, the Company identified that the treatment of the accounting for the private placement was incorrect under A-IFRS. Under AASB 132, the warrants associated with the private placement must be classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a currency that is not the functional currency of the company. As a result, upon initial recognition, the fair value of the warrants should be recognized as a financial liability at their fair value, reducing the Issued Capital that was previously recorded. Each reporting period, the fair value of the outstanding warrants is revalued using the Black Scholes Model. When the fair value of the outstanding warrants increases or decreases, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

The correction impacts the measurement and classification of these instruments for accounting purposes only. All of the material terms and conditions of the warrants have been correctly and appropriately disclosed in prior period financial statements. The warrant holders cannot require us to settle the warrants in cash. Accordingly, the revised classification of the warrants as a financial liability does not have an impact on our future liquidity requirements or ability to continue as a going concern.

	As of and for the years ended June 30,
	2006		2005
	As previously reported	As restated	As previously reported	As restated
	(in Australian dollars)
Consolidated balance sheet line items:
Financial liabilities	—	928,692	—	1,057,407
Total liabilities	1,691,796	2,620,488	2,694,983	3,752,390
Net assets	8,729,350	7,800,658	19,594,176	18,536,769
Issued capital *	55,097,675	46,274,127	54,662,445	45,838,897
Accumulated deficit during the development stage *	(49,235,574)	(41,340,718)	(37,516,265)	(29,750,124)
Total equity	8,729,350	7,800,658	19,594,176	18,536,769

*
Upon the conversion to A-IFRS on July 1, 2004, the Issued Capital was reduced by $8,823,548 and accumulated deficit during the development stage was reduced by $1,964,744 as a result of the warrants being treated under A-IFRS as financial liabilities.

Consolidated statement of operations line items:
Gain on fair value financial liabilities	—	128,715	—	5,801,397
Loss before income tax expense	(11,719,309)	(11,590,594)	(16,094,428)	(10,293,031)
Net loss	(11,719,309)	(11,590,594)	(16,094,428)	(10,293,031)
Loss per share (basic and diluted)	(0.09)	(0.09)	(0.13)	(0.08)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

(c)	US GAAP

In accordance with US GAAP that applied to our company at June 1, 2004, the US$20 million that we received at the closing of the private placement should have been recorded as a financial liability. However, no value was attributed to the warrants and they were treated as issued capital.

Following a review of the interim financial statements for the six months ended December 31, 2006 by our auditors, we have identified that the treatment of the accounting for the private placement was incorrect under US GAAP. Under SFAS No. 133: Accounting for Derivatives Instruments and Hedging Activities, as amended, and Emerging Issues Task Force Issue No. 01-6: The Meaning of "Indexed to a Company's Own Stock, the warrants associated with the private placement should have been classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a currency that is not the functional currency of our company. As a result, upon initial recognition, the fair value of the warrants should be recognized as a financial liability at their fair value, reducing the issued capital that was previously recorded. Each reporting period, the fair value of the outstanding warrants is revalued using the Black Scholes Model. When the fair value of the outstanding warrants increases or decreases, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

The correction impacts the measurement and classification of these instruments for accounting purposes only. All of the material terms and conditions of the warrants have been correctly and appropriately disclosed in prior period financial statements. The warrant holders cannot require us to settle the warrants in cash. Accordingly, the revised classification of the warrants as a financial liability does not have an impact on our future liquidity requirements or ability to continue as a going concern.

	As of and for the years ended June 30,
	2006		2005
	As previously reported	As restated	As previously reported	As restated
	(in Australian dollars)
Consolidated balance sheet line items:
Financial liabilities	—	928,692	—	1,057,407
Total liabilities	1,691,796	2,620,488	2,694,983	3,752,390
Additional paid-in capital *	62,144,533	53,320,985	61,290,050	52,466,502
Accumulated deficit during the development stage *	(53,415,183)	(45,520,327)	(41,695,874)	(33,929,733)
Total stockholder’s equity	8,729,350	7,800,658	19,594,176	18,536,769
Total liabilities and stockholder’s equity	10,421,146	10,421,146	22,289,159	22,289,159

*
Under U.S. GAAP, on July 1, 2004, the Issued Capital was reduced by $8,823,548 and accumulated deficit during the development stage was reduced by $1,964,744 as a result of the warrants being treated as financial liabilities.

Consolidated statement of operations line items:
Gain on fair value financial liabilities	—	128,715	—	5,801,397
Loss from operations	(12,481,332)	(12,352,617)	(18,691,564)	(12,890,167)
Loss before income tax expense	(11,719,309)	(11,590,594)	(17,799,429)	(11,998,032)
Net loss	(11,719,309)	(11,590,594)	(17,799,429)	(11,998,032)
Loss per share (basic and diluted)	(0.09)	(0.09)	(0.15)	(0.10)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Prana Biotechnology Limited

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Dated: June 18, 2007