Form 20-F
period 2007-06-30
PRANA BIOTECHNOLOGY LTD
filed 2007-09-28
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2007

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

Ordinary Shares, as of June 30, 2007……………………..151,517,978

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

Yes ☐  No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form F-3 File No. 333-116232.

i

INTRODUCTION

Prana Biotechnology Limited was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease. Other potential applications for our therapies include age-related cataracts, Huntington disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease), Motor Neuron disease, age-related macular degeneration, certain cancers and Parkinson’s disease. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” The Bank of New York, acting as depositary, issues our ADRs, each of which evidences an American Depositary Share, which in turn represents ten of our ordinary shares. We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004. As used in this annual report, the terms “we,” “us,” “our” and “Prana” mean Prana Biotechnology Limited and its subsidiaries, unless otherwise indicated.

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

TABLE OF CONTENTS

ITEM 10.		ADDITIONAL INFORMATION	63
	A.	Share Capital	63
	B.	Memorandum And Articles Of Association	64
	C.	Material Contracts	64
	D.	Exchange Controls	66
	E.	Taxation	67
	F.	Dividends And Paying Agents	73
	G.	Statement By Experts	73
	H.	Documents On Display	73
	I.	Subsidiary Information	74
ITEM 11.		QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS	74
ITEM 12.		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74
PART II			74
ITEM 13.		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	74
ITEM 14.		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS	75
ITEM 15.		CONTROLS AND PROCEDURES	75
ITEM 15T.		CONTROLS AND PROCEDURES	75
ITEM 16.		RESERVED	75
ITEM 16.		AUDIT COMMITTEE FINANCIAL EXPERT	75
ITEM 16B.		CODE OF ETHICS	75
ITEM 16C.		PRINCIPAL ACCOUNTANT FEES AND SERVICES	76
ITEM 16D.		EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	76
ITEM 16E.		PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS	77
ITEM 17.		FINANCIAL STATEMENTS	77
ITEM 18.		FINANCIAL STATEMENTS	77
ITEM 19.		EXHIBITS	77
SIGNATURES			80

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

The following selected consolidated financial data as of June 30, 2007 and 2006 and for the years ended June 30, 2007, 2006 and 2005 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of June 30, 2005, 2004 and 2003 and for the years ended June 30, 2004 and 2003 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report. The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5, “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended June 30,
	2007	2006	2005	2004	2003
	(in A$, except number of shares)
A-IFRS:
Revenue from continuing operations	507,150	762,023	892,135	-	-
Other income	287	288,263	1,760,978	-	-

Research and development expenses	(4,492,193)	(7,613,045)	(7,109,839)	-	-
Research and development expenses - related party	-	-	(577,757)	-	-
Personnel expenses	(4,554,731)	(3,418,008)	(5,750,929)	-	-
Intellectual property expenses	(600,232)	(466,426)	(729,583)	-	-
Auditor and accounting expenses	(260,117)	(205,815)	(202,032)	-	-
Travel expenses	(309,997)	(212,184)	(432,316)	-	-
Marketing expenses	(215,455)	(134,750)	(442,920)	-	-
Depreciation expenses	(58,582)	(118,196)	(65,223)	-	-
Amortization expenses	-	-	(83,200)	-	-
Other expenses	(1,008,563)	(824,625)	(1,204,930)	-	-
Foreign exchange gain (loss)	(757,578)	223,454	(1,362,572)	-	-
Impairment of intangible assets	-	-	(786,240)	-	-
Gain on fair value of financial liabilities	607,691	128,715	5,801,397
Net loss	(11,142,320)	(11,590,594)	(10,293,031)	-	-
Loss per share - basic and diluted	(0.08)	(0.09)	(0.08)	-	-
Weighted average number of ordinary shares outstanding - basic and diluted	140,754,495	128,053,601	122,754,061	-	-

U.S. GAAP:
Net loss	(11,142,320)	(11,590,594)	(11,998,032)	(7,243,455)	(3,244,397)
Loss per share - basic and diluted	(0.08)	(0.09)	(0.10)	(0.10)	(0.05)
Weighted average number of ordinary shares outstanding - basic and diluted	140,754,495	128,053,601	122,754,061	75,701,818	61,131,313

Balance Sheet Data:

	As at June 30,
	2007	2006	2005	2004	2003
	(in A$ )
A-IFRS:
Cash and cash equivalents	7,409,256	10,013,778	21,453,304	-	-
Working capital	5,564,304	7,698,283	18,370,555	-	-
Total assets	7,722,185	10,421,146	22,289,159	-	-
Net assets	5,612,195	7,800,658	18,536,769	-	-
Issued capital	53,988,412	46,274,127	45,838,897	-	-
Share based payment reserves	4,106,821	2,867,249	2,447,996	-	-
Accumulated deficit during development stage	(52,483,038)	(41,340,718)	(29,750,124)	-	-
Total equity	5,612,195	7,800,658	18,536,769	-	-

U.S. GAAP:
Total assets	7,722,185	10,421,146	22,289,159	34,197,794	7,944,306
Accumulated deficit during development stage	(56,662,647)	(45,520,327)	(33,929,733)	(22,144,137)	(14,900,682)
Contributed equity	62,274,842	53,320,985	52,466,506	46,770,289	22,278,765
Total equity	5,612,195	7,800,658	18,536,769	24,626,152	7,378,083

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Year Ended June 30,	At Period End	Average Rate	High	Low
2003	0.6713	0.5623	0.6729	0.5280
2004	0.6903	0.7139	0.8005	0.6345
2005	0.7620	0.7535	0.7988	0.6852
2006	0.7301	0.7478	0.7792	0.7014
2007	0.8488	0.7859	0.8521	0.7377

Month	High	Low
April 2007	0.8391	0.8056
May 2007	0.8348	0.8162
June 2007	0.8521	0.8216
July 2007	0.8870	0.8459
August 2007	0.8662	0.7672
September 2007	0.8701	0.8107

The noon buying rate on September 24, 2007 was US$0.8671 = A$1.00.

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

We are a development stage company at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT2, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

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

We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through strategic alliances or other arrangements with corporate partners. However, such additional financing may not be available from any sources on acceptable terms, or at all, and we may not be able to establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to have a material adverse effect on our business, financial condition and results of operations.

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

There is a substantial risk that we may not be able to complete the development of PBT2 or develop other pharmaceutical products.

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of PBT2 or any future pharmaceutical product will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

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

We will not be able to commercialize our PBT2 therapeutic compound for Alzheimer’s disease or any future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our PBT2 product candidate is safe and effective for use in humans for each target indication. Conducting pre-clinical testing and clinical studies is an expensive, protracted and time-consuming process. Likewise, results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. In addition, even though a potential drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We may not be able to undertake further clinical trials of our PBT2 compound as a therapeutic compound for Alzheimer’s disease or other indications and any future product candidate (including one that may emerge from our vaccine program), or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. For example, in April 2005, we ceased clinical trials of our PBT1 compound as a treatment for Alzheimer’s disease. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

We have limited manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We may not be able to manufacture sufficient quantities of PBT2 or any other development or product candidates in a cost-effective or timely manner. Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient. Any delays in production would delay our pre-clinical and human clinical trials, which could have a material adverse effect on our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture PBT2 and any other development or product candidates for large-scale, preclinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale, or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

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

We are dependent upon a sole manufacturer of our lead compound, PBT2, and on a sole manufacturer to encapsulate the compound and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

We typically rely on a single manufacturer to develop Good Manufacturing Practice (GMP) synthetic processes for our lead compounds. Our lead compound, PBT2, is manufactured by the Institute of Drug Technology Australia Limited. We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2. We intend to continue these relationships and this approach with further compounds if the relationships remains financially viable. We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

We have a history of operating losses and may not achieve or maintain profitability in the future.

We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2. We reported net losses of A$11,142,320 and A$11,590,594 during the fiscal years ended June 30, 2007 and 2006, respectively. As of June 30, 2007, our accumulated deficit was A$52,483,038. We may never be able to achieve or maintain profitability.

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

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change. Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA, MHRA, MPA, EMEA and other regulatory approvals.

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development. Some of these competitive products use therapeutic approaches that compete directly with our PBT2 product candidate. Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

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

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years, the market price for our ordinary shares on the Australian Stock Exchange has ranged from as low as A$0.15 to a high of A$0.80 and the market price of our American Depositary Shares on the NASDAQ Capital Market has ranged from as low as US$1.20 to a high of US$4.35. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

Compliance with corporate governance regulations could increase the cost of our operations.

As a result of changes to the laws, regulations and standards relating to accounting, corporate governance and public disclosure, the costs of being a public company in general have increased in recent years. The Sarbanes-Oxley Act of 2002 requires changes in some of our corporate governance and securities disclosure or compliance practices. We expect that the on-going implementation of these regulations will further increase our legal compliance costs and will make some activities more time consuming. We are presently evaluating and monitoring regulatory developments and cannot estimate the magnitude of additional costs we may incur as a result of such developments. We are considered a “non-accelerated filer” under applicable rules of the Securities and Exchange Commission. As such, we are required to include a report by management under Section 404(a) of the Sarbanes-Oxley Act for the first time starting with the filing of our annual report for the year ending June 30, 2008, and an attestation report by our independent auditors under Section 404(b) of the Sarbanes-Oxley Act must first be included in our annual report on Form 20-F for the fiscal year ending June 30, 2009. The rules governing the standards that must be met for management to assess our internal controls over financial reporting are relatively new and complex and require significant documentation, testing and possible remediation to meet the detailed standards under the rules. During the course of its testing, our management may identify material weaknesses or significant deficiencies, which may not be remedied in time to meet the deadline imposed by the Sarbanes-Oxley Act. If our management cannot favorably assess the effectiveness of our internal controls over financial reporting or our auditors identify material weaknesses in our internal controls, investor confidence in our financial results may weaken, and our share price may suffer. We have expended and will need to further expend significant management time and financial resources to comply with the applicable requirements. This and other enacted and proposed legislation may increase the fees of our professional advisors and our insurance premiums.

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

Holders of our ADRs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during the taxable year ended June 30, 2006, under a literal application of the asset test described above, which looks solely to the market value. We believe that we will once again qualify as a PFIC during the taxable year ended June 30, 2007. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

We do not anticipate paying dividends on our ordinary shares.

We have never declared or paid cash dividends on our ordinary shares and do not expect to do so in the foreseeable future. The declaration of dividends is subject to the discretion of our Board of Directors and will depend on various factors, including our operating results, financial condition, future prospects and any other factors deemed relevant by our board of directors. You should not rely on an investment in our company if you require dividend income from your investment in our company. The success of your investment will likely depend entirely upon any future appreciation of the market price of our ordinary shares, which is uncertain and unpredictable. There is no guarantee that our ordinary shares will appreciate in value or even maintain the price at which you purchased your ordinary shares

Risks Relating to our Location in Australia

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Australian company listed on the NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the Board of Directors, director nomination procedures, compensation of officers and quorum at shareholders meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

From our inception until our initial public offering registering our shares on the Australian Stock Exchange, or ASX, on March 28, 2000, we financed our operations with loans from two of our then directors, totaling A$2,038,728. On March 28, 2000, we sold 16,000,000 of our ordinary shares and 8,000,000 options to purchase our ordinary shares in an initial public offering. We received net proceeds of A$7,474,323 from the sale of shares and exercise of options. On February 15, 2001, we completed a private placement of 6,666,666 ordinary shares to institutional investors at a price per share of A$0.75 and received net proceeds of A$4,745,599 from the private placement. During the years ended June 30, 2003 and 2002, we received net proceeds of A$3,569,792 and A$580,345, respectively, for the exercise of 7,427,584 and 1,160,690 options (including the conversion of 7,289,310 listed options in March 2003), which funds were added to our working capital. In September 2003, we raised an additional A$4,675,019 (net of issuance costs) through a private placement of 7,102,853 ordinary shares to institutional and accredited investors at a subscription price of A$0.70 per share. In April 2004, we raised A$26,352,147 (net of issuance costs) in a private placement in the United States (which was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004), through the sale of 4,000,000 ADRs to institutional and accredited investors at a price of US$5.00 per ADR and five-year warrants to purchase 3,000,000 ADRs at an exercise price of US$8.00 per ADR. In the fiscal year ended June 30, 2004, we also received net proceeds of A$757,166 for the exercise of options to purchase 1,325,000 ordinary shares, which funds were added to our working capital. Additionally, during the fiscal year ended June 30, 2004, we issued ordinary shares for nil consideration at a cost of A$3,167 which was subtracted from our working capital. In the fiscal year ended June 30, 2005, we received net proceeds of A$4,753,333 from the exercise of options to purchase 9,506,666 ordinary shares, which funds were added to our working capital. No options were exercised in the fiscal year ended June 30, 2006. In November 2006, we raised A$7,740,360 (before costs) in a private placement of 21.8 million of our ordinary shares to professional investors in Australia and the United States at a price of A$0.357 per ordinary share and three-year options to purchase an additional 4.35 million ordinary shares at an exercise price of A$0.446 per ordinary share. Additionally, during the fiscal year ended June 30, 2007, options to purchase 758,000 ordinary shares were exercised by employees. No proceeds were received from the exercise of these options. As at June 30, 2007, we had A$7,409,256 in cash and cash equivalents and our working capital was A$5,564,304.

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease. Other potential applications for our therapies include age-related cataracts, Huntington’s disease, Parkinson’s disease, certain cancers and age-related macular degeneration. Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.

Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our proof of concept compound, PBT1, as a therapeutic for the treatment of Alzheimer’s disease. We commenced our planned Phase II human clinical trial for PBT1 in August 2000. In 2004, we announced the results of our extended Phase II clinical trial of PBT1 and that we planned to pursue a Phase II/III study to examine the effect of PBT1 in moderate to severe Alzheimer’s disease patients in the second quarter of 2005. On April 11, 2005, we announced that we would not proceed with the Phase II/III study. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT1 clinical trial material, we characterized the various impurities that occur in the synthetic process and found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially alter the risk of side-effects and mutagenicity. We considered methods to reduce the levels of the di-iodo impurity, however, we reached the conclusion that attempts to reduce the impurity to required levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT1 for the treatment of Alzheimer’s disease was not appropriate. As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs.

On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our other lead candidate for the potential treatment of Alzheimer’s disease, PBT2. Unlike PBT1, PBT2 has a structure that does not contain iodine and is therefore not capable of forming the di-iodo impurity that has been associated with mutagenicity. PBT2 was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease in early August 2003. PBT2 is the result of rational drug design. It was built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT2 was selected from over 300 compounds that had been developed by us at such time on the basis of its significant effectiveness in both pre-clinical in vitro and in vivo testing. It was designed to have an improved safety and efficacy profile compared to PBT1.

In February 2005, we were awarded a research and development START grant of A$1.35 million to take PBT2 through safety testing and Phase I clinical trials for Alzheimer’s disease. Formal preclinical toxicology testing for PBT2 was completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT2. Data from the study shows that PBT2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT2 and those receiving the placebo. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased/decreased predictably and in a linear manner, both of which are desirable characteristics for a central nervous system drug. Concurrent findings in a pre-clinical mouse model indicate that PBT2 passes into the brain more extensively than its predecessor, PBT1. On February 7, 2006 we announced the completion of the second Phase I safety clinical trial for PBT2. This trial was a multi-dose escalation trial of PBT2 conducted in elderly, healthy, male and female volunteers completed in December 2005. Volunteers were dosed at a selected dose for seven days, the dose range was from 200mg to 800mg per day. Both Phase I trials demonstrated that PBT2 was well tolerated and suitable for progression to Phase II trials in Alzheimer patients.

In parallel to such clinical studies, chronic preclinical animal toxicology studies and the development work for GMP manufacture of PBT2 required for Phase II clinical studies was conducted and completed by the third calendar quarter of 2006. On July 20, 2006, while preparations for the Phase IIa clinical trial were underway, we announced key preclinical efficacy findings with PBT2 demonstrating that PBT2 could rapidly enhance memory function within five days of dosing in an Alzheimer mouse model, improve synaptic function and significantly reduce soluble beta-amyloid protein levels in mouse models of Alzheimer’s disease in acute 24 hour experiments. On October 5, 2006 we announced the grant of approval from the Swedish Medical Products Agency (a Swedish regulatory authority) to undertake a Phase IIa clinical trial in elderly patients with mild Alzheimer disease in Sweden. On December 19, 2006 we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. On August 6, 2007, we announced that 55 patients (of the planned 80) have been randomized to participate in the Phase IIa clinical trial, of which 30 patients have completed the trial, and that the independent Data Safety Monitoring Board, or DSMB, appointed by us upon the recommendation of Dr. Craig Ritchie and Quintiles Limited for the Phase IIa clinical trial of PBT2 has reviewed the data of over 50 patients and concluded there have been no treatment-related serious adverse events or withdrawals and that the trial is safe to continue in accordance with the original protocol. The Phase IIa clinical trial is expected to be completed by the end of 2007 and report its final findings by the end of first calendar quarter of 2008.

Our company is the exclusive licensee of an international patent application in the name of the General Hospital Corporation directed to a novel target for an Alzheimer’s disease vaccine. The Commonwealth Government of Australia provided us with A$227,252 Biotechnology Innovation Fund, or BIF, grant for the initial proof of concept stage of this research. The research under this BIF grant finished at the end of January 2005 having achieved the scientific milestone demonstrating that a mouse could generate antibodies that preferentially recognize dimerized ‘toxic linked’ forms of beta-amyloid and not the endogenous monomeric form of beta amyloid. Currently we are undertaking the screening of mouse hybridomas (hybrid cells produced by injecting a specific antigen into a mouse, collecting an antibody-producing cell from the mouse’s spleen, and fusing it with a long-lived cancerous immune cell called a myeloma cell). Individual hybridoma’s are being tested to try to identify a mouse monoclonal antibody candidate for use in a prospective mouse passive vaccine trial by the end of 2007. We are utilizing the resources of the Mental Health Research Institute and Monash University to conduct this research.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with whom we have relationships. In the three fiscal years ended June 30, 2007, our capital expenditures have totaled A$110,651.  Since July 1, 2007, we have incurred A$14,101 in capital expenditures.

B. Business Overview

Prana’s Background

Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. The diseases associated with aging have, however, yet to be fully understood or effectively treated. It is now believed that a number of age-related diseases may be capable of being treated.

The protein believed to be involved in the toxicity associated with Alzheimer’s disease is beta amyloid. Very little was known about beta-amyloid protein until 1984 when Professors Colin Masters, Konrad Beyreuther and the late Dr. Glenner sequenced the chemistry of the protein which has since become the dominant focus world-wide of Alzheimer’s disease research.

In 1987, Professors. Masters, Beyreuther and Tanzi of Harvard Medical School discovered how beta-amyloid was produced and in 1994, Professor Ashley Bush of Harvard Medical School discovered that the interaction between metals and beta-amyloid is associated with the toxicity seen in Alzheimer’s disease, hopefully paving the way for the development of therapeutic drugs to treat the disease.

Our intellectual property has been developed over an extended period through the collaborative efforts of highly regarded scientists and research institutions in this field.

Research Institutions

The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities and through a team of scientists employed by our company who are based at the University of Melbourne:

•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

•	The University of Melbourne, Department of Pathology;

•	The Mental Health Research Institute; and

•	The Biomolecular Research Institute in Melbourne.

Work conducted at the first three of these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease. Our research efforts led to the development of a novel MPAC within the same chemical class as PBT1, PBT2, a low molecular weight chemical entity that demonstrates a significant preclinical improvement over PBT1, and a portfolio of approximately 400 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT1 and the remaining MPACs are of other chemical classes). Our research program aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease as well as for our other major disease indications (such as Parkinson’s disease, Huntington’s disease, certain cancers and age-related macular degeneration).

Platform Technology and Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of age related diseases based on the interrelationship of metals and proteins. To date, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for:

•	Age-related cataracts;

•	Parkinson’s disease;

•	Huntington’s disease;

•	Age-related macular degeneration;

•	Certain cancers, and

•	other neurodegenerative diseases.

Alzheimer’s Disease. Research is ongoing to increase our understanding of the neuropathology of Alzheimer’s disease. Our research continues to focus on the structure and function of beta-amyloid and its precursor, and protein structural studies specifically around the sites of interaction between metals, metal complexes and our MPACs and the significant proteins in Alzheimer’s disease such as APP and beta-amyloid. In July 2006, we announced key preclinical efficacy findings with PBT2 demonstrating that PBT2 could rapidly enhance memory function within five days of dosing in an Alzheimer mouse model, improve synaptic function and significantly reduce soluble beta-amyloid protein levels in mouse models of Alzheimer’s disease in acute 24 hour experiments. Since such time, we have undertaken further confirmatory cognitive testing in another Alzheimer disease mouse model. For a description of the history and development of our lead PBT2 compound as a therapeutic for the treatment of Alzheimer’s disease see Item 4A. “Information on the Company - History and Development of the Company.”

Age-Related Cataracts. Basic research in the area of age related cataracts is being conducted by several independent groups of researchers around the world. Data to date indicates that some age-related cataracts contain the same protein aggregation as that seen in Alzheimer’s disease. Preliminary animal data suggests that the deposition of some proteins in age related cataracts may be related to the inappropriate interaction of metals and amyloid species. At present, we are not undertaking active research in this area, although through the close ties with Professor Masters, a former director and Director of the Mental Health Research Institute of Melbourne, and the University of Melbourne, we retain the ability and opportunity to investigate the usefulness of its MPAC portfolio in treating and/or preventing age-related cataracts, if and when additional evidence arises to prioritize this opportunity. We can give no assurance that such research will continue or if continuing will be successful.

Parkinson's Disease. Parkinson’s disease is another crippling disease of the aging population. It causes a progressive slowing of movement, tremor and the loss of fine motor control. Increasingly, dementia is being recognized as a significant component of Parkinson’s disease. Existing therapies may provide some short term symptomatic relief but do not address the underlying cause of the disease. We believe that our platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease. Parkinson’s disease ranks among the most common late life neurodegenerative diseases.

Our Melbourne research team is working on the role of a key protein (alpha-synuclein) that aggregates to form the diagnostic marker of this disease. We believe that the aggregated form of this protein is susceptible to the same therapeutic strategy that is being used for Alzheimer’s disease, and laboratory tests are in progress to confirm this approach. The molecules already developed as part of the Alzheimer’s disease program are being tested and validated as prospective agents for the treatment of Parkinson’s disease, together with agents arising from the current chemistry synthetic program. Experimental animal models are being developed and integrated into the rationale drug design screening regime. During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model of the disease, which concluded with positive results. In addition, groups unrelated to us have published data that demonstrates the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease. Based on these positive results with clioquinol in such two mouse models , we are currently investigating the efficacy of other selected MPACs in these models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease.

Huntington's Disease. Huntington’s disease is a crippling genetic neurodegenerative disorder of the central nervous system caused by a mutation in a gene which encodes the huntingtin protein. The disease results in progressive deterioration of physical, cognitive and emotional abilities that lead to severe incapacitation and eventually death, generally 15-25 years after the onset of the disease. Huntington’s disease primarily affects adults, usually between the ages of 30 and 50.

U.S.-based researchers have presented the effects of clioquinol in an animal model of Huntington’s disease, showing evidence of improved behavior, motor skills and inhibition of the abnormal form of the huntingtin protein. Based on these findings, we have tested several proprietary MPACs in collaboration with researchers based at the Veterans Affairs Medical Center and the Department of Neurology, University of California, San Francisco, under a collaborative research agreement. PBT2 has shown good efficacy in the R6/2 mouse model of Huntington’s disease.

Clinical Trials

In 2003, PBT2 successfully completed in-house preclinical screening and was selected by us as a development candidate. At such time, we initiated the initial preclinical toxicology testing required to support initial human trials, which was successfully completed in early 2005. In March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT2. On May 5, 2006, we announced that we received an expert report in respect of the Phase I trials for PBT2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. On May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. On December 19, 2006 we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. The Phase IIa clinical trial is expected to be completed by the end of 2007 and report its final findings by the end of first calendar quarter of 2008. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.” No assurance can be given that future clinical studies will commence, or if initiated will be completed and prove to be successful, or that we will be able to commercialize drugs based on our beta-amyloid theory of Alzheimer’s disease.

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

PBT2, our current lead MPAC product candidate, was selected from this “rationally designed” pipeline in 2003 and is the first such new and specifically designed compound to move into formal development. It has been built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT2 was selected from several hundred compounds that had been developed by us at such time. It has been designed to have an improved safety and pharmacokinetic profile and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing. PBT2 has completed initial preclinical toxicology testing and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT2. On May 5, 2006 we announced that we received an expert report in respect of the Phase I trials for PBT2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. On May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. On December 19, 2006 we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. The Phase IIa clinical trial is expected to be completed by the end of 2007 and report its final findings by the end of first calendar quarter of 2008. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.”

Patent Portfolio

Invention	Status	Comments
“A method for assaying and treating Alzheimer’s Disease” Filed: November 12, 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited	Patents granted in Australia, Europe, Japan and the United States. An application in Canada is under examination.
The invention includes claims directed to the use of specified modulators in the treatment of Alzheimer’s disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer’s Disease

“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited
International (PCT) application has entered national phase in Europe, Canada, Japan and the United States. A patent has been granted in Australia and examination is expected in the other jurisdictions.

The invention encompasses claims to agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s disease.

“An in vitro system for determining the formation of Ab Amyloid” Filed: October 19, 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in the United States and Japan. A patent application in Canada is undergoing examination.	The invention is directed to an assay for the formation of beta-amyloid in a biological sample and inhibitors of that formation.

“A diagnostic assay for Alzheimer’s Disease” Filed: October 19, 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Two patents have been granted in the United States and one patent granted in Canada.	The invention is directed to an antibody based diagnostic assay for the detection and quantification of beta-amyloid species.

“Identification of agents for use in the treatment of Alzheimer’s Disease” Filed: March 11, 1998 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in Australia and United States. Applications are under examination in Japan, Europe and Canada.
The invention is directed to the use of specified metal binding agents to reduce beta-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of beta-amyloid

“Agents for use in the treatment of Alzheimer’s Disease” Filed: March 11, 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited
Patents have been granted in Australia and the United States. Examination is pending in Canada and Japan. Patent has been allowed in Europe and is entering national phases in the United Kingdom, Ireland, Germany, France, Italy and Belgium.
The invention is directed to compositions containing clioquinol and known metal binding agents and their use in the treatment of amyloid related diseases.

“Method for Screening drugs useful for treating Alzheimer’s Disease” Filed: April 29, 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	A continuation-in-part patent has been granted in the United States and a further U.S. divisional patent application is under examination.	The invention is primarily directed to specified assays that identify agents capable of modifying the neurotoxic properties of beta-amyloid.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation
A patent has been granted in Australia. An application is under examination in the United States, New Zealand and China. Examination has been requested Canada and Japan. An application in Europe is pending examination.

The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s disease and other amyloid related conditions.

“Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof” Filed: August 18, 2000
Applicant: The General Hospital Corporation.
Licensed to Prana Biotechnology Limited

International (PCT) application has entered national phase. Applications in the United States and Europe are under examination. Applications in Japan and Canada have had examination requested. A patent has been granted in Australia and divisional patent allowed in the United States.
The invention is directed to assays for the detection of agents useful in the treatment of age-related cataracts and a method of treatment utilizing specified metal chelators.

“Methods of screening for inhibitors of Alzheimer’s Disease” Filed: December 12, 2000 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Application has entered national phase in the United States and is under examination.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use the agents in the treatment of amyloid related conditions including Alzheimer’s disease.

“Treatment of Neurodegenerative Conditions” Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Applications have entered national phase in the United States, Europe, China and Australia. Each await request for examination.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes, particularly Huntington’s disease.
“8-Hydroxyquinoline derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	International (PCT) application has entered national phase in the United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	International (PCT) Application has entered national phase in the United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

"Heterocyclic Compounds" Filed: January 4, 2007 Applicant: Prana Biotechnology Limited	A provisional application has been filed.	The invention is directed to chemical structures of the 8-substituted quinoline MPAC class and their utility in the treatment of neurological conditions
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	International (PCT) application designating, United States, Europe, China, Japan, Australia, Canada and eight other global jurisdictions.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions.

“Use of Phanquinone for the treatment of Alzheimer’s Disease”. Filed: October 19, 2000 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of Alzheimer’s disease.

"Use of Phanquinone for the treatment of memory impairment”. Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of age related memory impairment.

“Use of Clioquinol for the treatment of Alzheimer’s Disease”. Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use”. Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease”. Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent in the United States has been granted. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s disease

"Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	A complete international (PCT) application has been filed.	This invention is directed to MPAC compounds for the treatment of age-related macular degeneration..

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A complete international (PCT) application has been filed.	This invention is directed to MPAC compounds for treating certain cancers.

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

We completed the initial preclinical toxicology testing of PBT2 that is required to move a compound into human trials and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT2. On May 5, 2006, we announced that we received an expert report in respect of the Phase I trials for PBT2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. On May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. On December 19, 2006 we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. The Phase IIa clinical trial is expected to be completed by the end of calendar 2007 and to report its final findings in the first calendar quarter of 2008. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.”

We cannot make any assurances that we will be able to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PBT2. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible and commercially appropriate, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

During the course of clinical trials and toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by the TGA, EMEA, FDA or other regulatory authority for any or all targeted indications. Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PBT2 or any other development or product candidate will be safe or effective when administered to patients.

Manufacturing and Raw Materials

We have used third party manufacturers to produce the primary drug product (API) and secondary drug forms for our large-scale, preclinical and clinical PBT1 and PBT2 trials, and we expect that we will use third party manufacturers for any future product candidates. Despite some difficulties in producing PBT1 API with an appropriate impurity profile, we have not faced the same difficulties in producing PBT2 API for our research and development activities or our clinical studies to date. We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT2 or any other development or product candidate in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and human clinical trials, which could have a material adverse effect on our business, financial condition and results of operations. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

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

Government Grants

In May 2003, the Australian Industry Research and Development Board, or IR&D Board, approved our application for funding under the Biotechnology Innovation Fund (BIF) grant in the amount of A$227,252 for research into the development of an immunotherapy for Alzheimer’s disease. The research under this grant finished at the end of January 2005 having achieved the scientific milestone demonstrating that a mouse could generate antibodies that preferentially recognize dimerized ‘toxic linked’ forms of beta-amyloid and not the endogenous monomeric form of beta amyloid.

In the first quarter of 2004, we were granted a START grant from the IR&D Board to support further development of PBT2 and other Alzheimer’s disease research up to an amount of A$1.35 million. The grant was payable, in arrears, on the achievement of pre-specified milestones. The research under this grant was initially to be completed over a two year period and such period was subsequently extended until the end of 2005. This grant was completed in December 2005 and we have received the entire amount of this grant.

Under the terms of the IR&D Board grants, we are required to submit reports to the IR&D Board in December 2006, December 2007 and December 2010 regarding any progress towards commercialization of our compounds and the nature of that commercialization that occurred as a result of the federal government funding.

Commercial Collaboration

In August 2003, utilizing the grant we received from the Commonwealth Government of Australia under the BIF, we entered into an agreement with Prima Biotechnology Limited, or Prima, through its collaborative research partner, the Macfarlane Burnet Institute for Medical Research and Public Health, known as the Burnet Research Institute at Austin, together with the University of Melbourne and the Mental Health Research Institute, to undertake proof of concept research for our prospective Alzheimer’s disease vaccine target. This collaboration enabled us to access Prima’s adjuvant vaccine technology, known as DCtag, in the design of candidate vaccine fragments. Under the terms of our contractual relationship with Prima, we retained all intellectual property rights to our monoclonal antibodies that were used for the collaboration. In May 2006, we terminated our collaboration with Prima due to a delay in reaching certain milestones. The scientists who worked on the project on behalf of Prima have since been hired by Monash University and we have retained their services to characterize selective monoclonal antibodies under a research agreement that we entered into with Monash University in January 2007.

C. Organizational Structure

In August 2004, we established two wholly owned subsidiaries, Prana Biotechnology Inc., incorporated in the United States, and Prana Biotechnology UK plc, incorporated in the United Kingdom. Prana Biotechnology Inc. was established in the United States due to the increase in our U.S. operations and U.S. investors in our company at such time. Prana Biotechnology UK plc was established in the United Kingdom to allow us to conduct commercial and clinical operations in the United Kingdom. Both of the subsidiaries are currently inactive.

D. Property, Plants and Equipment

We own computer equipment, office furniture and laboratory equipment, the major item being a mass spectrometer that is being used at the University of Melbourne.

We were party to a three year property lease signed in May 2004 that expired in May 2007 under which we leased executive office space at 369 Royal Parade, Parkville, Victoria 3052, Australia, at an initial annual rental of A$105,551, which increased by 3.5% on a cumulative basis on the May anniversary of the lease. Although this lease expired in May 2007, the parties have continued to act in accordance with its terms on a month-to-month periodic lease basis and are currently in the process of negotiating a new lease for the office space.

ITEM 4A. UNRESOLVED STAFF COMMENTS

We have received comment letters from the Securities and Exchange Commission dated June 21, 2007 and August 21, 2007 in respect of our annual report on Form 20F and Amendment No. 1 to Form 20-F for the year ended June 30, 2006. We have submitted a response to both of these letters and to date, has not received further comments.

ITEM 5. Operating and FINANCIAL review and Prospects

The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words "estimate," "project,” “intend," "expect" and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those Risk Factors contained in Item 3D of this annual report. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included in this annual report.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease and in early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.

On April 11, 2005, we announced that we would not proceed with the scheduled Phase II/III study of PBT1 and that we had re-evaluated our further work on the PBT1 program. As part of our effort to manufacture Good Manufacturing Practice (GMP) grade PBT1 clinical trial material, we found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially increase the risk of side-effects and mutagenic potential. We reached the conclusion that attempts to reduce the impurity to safe levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT1 for the treatment of Alzheimer’s disease was not appropriate. On June 30, 2005, our Board of Directors determined that the core intellectual property relating to PBT1 had been impaired and the carrying value was written-off.

As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs. On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our lead candidate for the potential treatment of Alzheimer's disease, PBT2. We completed two Phase I studies of PBT2 (for details see Item 4A. “Information on the Company - History and Development of the Company”) and on May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. On December 19, 2006 we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. The Phase IIa clinical trial is expected to be completed by the end of 2007 and report its final findings by the end of first calendar quarter of 2008. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.”

Differences Between Australian Accounting Standards and U.S. Accounting Standards

We prepare our consolidated financial statements in accordance with A-IFRS which, differ in certain significant respects from U.S. GAAP. The following table sets forth a comparison of our net loss and total equity in accordance with A-IFRS and U.S. GAAP as of the dates and for the periods indicated:

	As of and for the years ended June 30,
	2007	2006	2005
Net loss in accordance with:
A-IFRS	(11,142,320)	(11,590,594)	(10,293,031)
U.S. GAAP	(11,142,320)	(11,590,594)	(11,998,032)

Total equity in accordance with:
A-IFRS	5,612,195	7,800,658
U.S. GAAP	5,612,195	7,800,658

See Note 27 to our consolidated financial statements for a description of the differences between A-IFRS and U.S. GAAP as they relate to us, and a reconciliation of net loss and total equity for the dates and periods indicated therein. Differences between A-IFRS and U.S. GAAP that have a material effect on net loss and total equity relate to share-based compensation and intangible assets.

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

Share- based payments. Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant. Fair value is measured by use of the Black-Scholes model (for options without market conditions) or the Barrier Pricing model (for options with market conditions). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The date used to value share-based payments for non-employees may be different to the grant date used to value employee share-based payments where service conditions apply. The fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period for each tranche of equity, based on our estimate of shares that will eventually vest.

Revenue recognition from continuing operations. We recognize revenue from continuing operations to the extent that it is probable that the economic benefits will flow to us and the revenue from continuing operations can be reliably measured. To date our revenue from continuing operations has consisted of interest income, which is recognized as earned when collectibility is reasonably assured.

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

•
Corporate partner income is comprised of amounts received for certain research and development activities under the licensing and research collaboration we entered into with Schering A.G. and Neurosciences Victoria Ltd. in March 2003., which was concluded in June 2005. Such income was recognized as earned on a straight line basis over the lives of the respective agreements that we entered into with Neurosciences Victoria Ltd. in connection with the collaboration. The straight line basis is considered appropriate as such agreements do not contain clearly defined milestones. Such agreements were performed on a “best efforts” basis with no guarantee of either technological or commercial success.

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

On June 30, 2005, following our announcement regarding the cessation of our PBT1 program in April 2005, our Board of Directors determined that the core intellectual property relating to PBT1 had been impaired and the carrying value was written-off.

Intangible assets and patents, research and development expense. Prior to our April 2005 announcement of the cessation of our PBT1 program, our core intellectual property was amortized on a straight-line basis over a period of 15 years, the period in which the future benefits were expected to arise. On June 30, 2005, our Board of Directors determined that our core intellectual property relating to PBT1 had been impaired and the carrying value was written-off.

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

Auditor and accounting expenses . Our auditor and accounting expenses fees consist of the fees paid to our auditors for services related to annual reports and interim reports filed or submitted in Australia and the United States and fees paid to other accounting firms in respect of tax and other accounting advice.

Travel expenses. Our travel expenses consist primarily of expenses associated with air travel, accommodation and associated consumables both locally and overseas by directors and employees.

Marketing expenses. Our marketing expenses consist of public relations and marketing expenses incurred with outside consultants in relation to ASX and NASDAQ announcements and presentations.

Depreciation expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of three to 20 years.

• Furniture and fittings:	5-33%
• Computer equipment:	33%
• Laboratory equipment:	10-33%
• Leasehold improvements:	33%

Amortization expense. Prior to the impairment of our core intellectual property relating to PBT1 as of June 30, 2005, amortization of our core intellectual property was provided on a straight-line basis over the estimated useful lives of 15 years.

Due to our implementation of A-IFRS and our subsequent inability to recognize our core intellectual property relating to PBT1, our amortization expenses have been adjusted accordingly, retroactively as of July 1, 2004.

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

Gain on fair value of financial liabilities. Each reporting period, we are required to revalue financial liabilities. Our financial liabilities consist of warrants that were issued to the investors in our private placement in the United States in June 2004. The warrants permit the investors to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR on or before June 4, 2009. Because the warrants are exercisable in a currency that is not the functional currency of our company, they are classified as a financial liability. When the fair value of the outstanding warrants increases or decreases, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

Results of Operations

Year ended June 30, 2007 compared to year ended June 30, 2006

Revenue from continuing operations

Revenue from continuing operations decreased to A$507,150 for the year ended June 30, 2007 from A$762,023 for the year ended June 30, 2006, a decrease of A$254,873, or 33%. Revenue from continuing operations consisted of A$507,150 and A$762,023 in interest income in the years ended June 30, 2007 and 2006, respectively. The decrease in revenue from continuing operations in the 2007 fiscal year was primarily attributable to lower interest income as a result of a reduction in cash and cash equivalents.

Other Income

Other income decreased to A$287 for the year ended June 30, 2007 from A$288,263 for the year ended June 30, 2006, a decrease of A$287,976, or 100%. Other income in the year ended June 30, 2006 consisted of A$288,173 in government grant income that was directed to the early clinical development of PBT2, Phase I trials for PBT2 and other clinical and pre clinical development activities. We received the final amount under this grant in the year ended June 30, 2006. We did not receive any government grants in fiscal 2007.

Research and development expenses

Research and development expenses (including research and development expenses paid to related parties) decreased to A$4,492,193 for the year ended June 30, 2007 from A$7,613,045 for the year ended June 30, 2006, a decrease of A$3,120,852, or 41%. The decrease in research and development expenses in the year ended June 30, 2007, was primarily attributable to a delay in the initiation of the Phase IIa trial for our PBT2 lead compound as a result of which other than costs attributable to first patient dosing in December 2006, most of the substantive patient costs and clinical research organization costs for the Phase IIa clinical trial were not incurred until April 2007. Research and development expenses in the year ended June 30, 2006 consisted of expenses associated with two Phase I clinical trials for our PBT2 lead compound, pre-clinical chronic toxicology programs and the pre-clinical research programs for our other compounds. Research and development expenses in the year ended June 30, 2007 consisted of expenses associated with the Phase IIa clinical trial for PBT2 and the pre-clinical research programs for our other compounds. In fiscal year 2008, our research and development will be primarily directed at our PBT2 compound, including the completion of the Phase IIa study and manufacture of PBT2 for Phase IIb studies in Alzheimer’s disease or clinical trials in other indications. In addition, further expenditure is expected in developing our other potential lead compounds at a pre-clinical level, including a possible formal chronic toxicology program for a new lead compound.

Personnel expenses

Personnel expenses increased to A$4,554,731 for the year ended June 30, 2007 from A$3,418,008 for the year ended June 30, 2006, an increase of A$1,136,723 or 33%. The increase in personnel expenses in the 2007 fiscal year was primarily attributable to a A$1,386,243 expense relating to grants of options and shares in the 2007 fiscal year to directors, consultants and employees. Additional research and development consultants were also engaged in such period. Personnel expenses in the 2007 fiscal year consisted of payments to employees, directors and consultants, including cash and equity-based payments. Personnel expenses in the 2007 included a portion of the total fair value of options granted to our directors and employees in the 2005 and 2006 fiscal years of A$192,890. Personnel expenses in the 2006 fiscal year consisted of payments to employees, directors and consultants and included a portion of the total fair value of options granted to our directors and employees at the beginning of the 2006 calendar year.

Intellectual property expenses

Intellectual property expenses increased to A$600,232 for the year ended June 30, 2007 from A$466,426 for the year ended June 30, 2006, an increase of A$133,806, or 26%. The increase in intellectual property expenses in the 2007 fiscal year was primarily due to certain patent applications entering more expensive phases of their prosecution, including maturation into national phase examination.

Auditor and accounting expenses

Auditor and accounting expenses increased to A$260,117 for the year ended June 30, 2007 from A$205,815 for the year ended June 30, 2006, an increase of A$54,302, or 26%. The increase in auditor and accounting expenses in the 2007 fiscal year was primarily attributable to additional audit services required for the reclassification of the warrants issued in connection with the June 2004 private placement in the United States as a financial liability because the warrants are exercisable in a currency that is not the functional currency of our company.

Travel expenses

Travel expenses increased to A$309,997 for the year ended June 30, 2007 from A$212,184 for the year ended June 30, 2006, an increase of A$97,813, or 46%. The increase in travel expenses in the 2007 fiscal year was primarily attributable to additional travel expenses of consultants associated with their visit to the Phase IIa clinical trial sites in Sweden, travel expenses associated with the inaugural meeting of the Research and Development Advisory Board in New York in March 2007 and travel expenses of our U.S.-based chief strategic advisor associated with his visit to our company in Australia to assist with developing company objectives.

Marketing expenses

Marketing expenses increased to A$215,455 for the year ended June 30, 2007 from A$134,750 for the year ended June 30, 2006, an increase of A$80,705, or 60%. The increase in marketing expenses in the 2007 fiscal year was primarily attributable to costs associated with the preparation and filing of an increased number of market announcements.

Depreciation expenses

Depreciation expenses decreased to A$58,582 for the year ended June 30, 2007 from A$118,196 for the year ended June 30, 2006, a decrease of A$59,614, or 50%. The decrease in depreciation expenses in the 2007 fiscal year was primarily attributable to previously acquired fixed assets reaching the end of their depreciable life during such period, while we acquired a small amount of new fixed assets during the same period.

Amortization expenses

We did not incur any amortization expenses relating to our intellectual property in the 2006 and 2007 fiscal years.

Other expenses

Other expenses (including other expenses paid to related parties) increased to A$1,008,563 for the year ended June 30, 2007 from A$824,625 for the year ended June 30, 2006, an increase of A$183,938, or 22%. The increase in other expenses in the 2007 fiscal year was primarily attributable to an increase in the fees of an external consultant that provides corporate compliance services to our company on a regular basis and increased expenses associated with the distribution of the 2006 annual report.

Foreign exchange gain

We recorded a foreign exchange loss of A$757,578 for the year ended June 30, 2007 compared to a foreign exchange gain of A$223,454 for the year ended June 30, 2006. In fiscal 2007, we incurred a foreign exchange loss of $763,797 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$6,499 attributable to the cash balances that were held in Great British Pounds, a foreign exchange loss of A$7,839 attributable to cash balances that were held in Euro and a foreign exchange gain of A$20,554 attributable to foreign currency transactions. In fiscal 2006, we incurred a foreign exchange gain of A$1,135,003 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$75,005 attributable to the cash balances that were held in Great British Pounds, a foreign exchange loss of A$941,047 attributable to cash balances that were held in Euro and a foreign exchange loss of A$45,507 attributable to foreign currency transactions.

Impairment of intangible assets

We did not record any impairment of intangible assets in the 2006 and 2007 fiscal years.

Gain on fair value of financial liabilities

Gain on fair value of financial liabilities increased to A$607,691 for the year ended June 30, 2007 compared to a gain on fair value of financial liabilities A$128,715 for the year ended June 30, 2006, an increase of A$478,976 or 372%. The increase in gain on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

 Year ended June 30, 2006 compared to year ended June 30, 2005

Revenue from continuing operations

Revenue from continuing operations decreased to A$762,023 for the year ended June 30, 2006 from A$892,135 for the year ended June 30, 2005, a decrease of A$130,112, or 14.6%. Revenue from continuing operations consisted of A$762,023 and A$892,135 in interest income in the years ended June 30, 2006 and 2005 respectively. The decrease in revenue from continuing operations in the 2006 fiscal year was attributable to lower interest income as a result of a reduction in cash and cash equivalents.

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

Research and development expenses

Research and development expenses (including research and development expenses paid to related parties) remained substantially consistent at A$7,613,045 for the year ended June 30, 2006 from A$7,687,596 for the year ended June 30, 2005. Research and development expenses in the year ended June 30, 2005 consisted of expenses related to clinical trials for our PBT1 compound as a treatment for Alzheimer’s disease that ceased in April 2005 and A$911,250 of expenses associated with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. that was concluded in June 2005. Research and development expenses in the year ended June 30, 2006 consisted of expenses associated with two Phase I clinical trials for our PBT2 lead compound and the pre-clinical research programs for our other compounds. In fiscal year 2007, our research and development will be primarily directed at PBT2, including the Phase IIa clinical trial for PBT2. In addition, further expenditure is expected in developing our other potential lead compounds at a pre-clinical level.

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

Auditor and accounting expenses

Auditor and accounting expenses remained substantially consistent at A$205,815 for the year ended June 30, 2006 from A$202,032 for the year ended June 30, 2005, an increase of A$3,783, or 1.9%.

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

Amortization expenses

We recorded amortization expenses relating to PBT1 core intellectual property of A$83,200 for the year ended June 30, 2005. As a result of the impairment of the carrying value of our core intellectual property relating to PBT1 to nil recoverable amount on June 30, 2005, we did not incur any amortization expenses relating to our intellectual property in the 2006 fiscal year.

Other expenses

Other expenses (including other expenses paid to related parties) decreased to A$824,625 for the year ended June 30, 2006 from A$1,204,930 for the year ended June 30, 2005, a decrease of A$380,305, or 46.1%. The decrease in other expenses in the 2006 fiscal year is primarily due to reduced expenditures following the closure of our U.S. office in August 2005.

Foreign exchange gain (losses)

We recorded a foreign exchange gain of A$223,454 for the year ended June 30, 2006 compared to a foreign exchange loss of A$1,362,572 for the year ended June 30, 2005. In fiscal 2006, we incurred a foreign exchange gain of A$1,135,003 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$75,005 attributable to the cash balances that were held in Great British Pounds, a foreign exchange loss of A$941,047 attributable to cash balances that were held in Euro and a foreign exchange loss of A$45,507 attributable to foreign currency transactions. In fiscal 2005, we incurred a foreign exchange loss of A$1,297,790 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$50,574 attributable to the cash balances that were held in Great British Pounds and a foreign exchange loss of A$14,208 attributable to foreign currency transactions. In 2005, the Australian dollar appreciated by 4.3% against the U.S. dollar, while the Australian dollar depreciated by 9.4% against the U.S. dollar in 2006.

Impairment of intangible assets

Impairment of intangible assets was A$786,240 for the year ended June 30, 2005. This was a one-off non-cash expense incurred as a result of our decision to impair the core intellectual property carrying value to nil recoverable amount based on expected future discounted cash flows. The impairment occurred following the announcement in April 2005 regarding the cessation of the PBT1 clinical trial due to toxicity issues and the decision to continue research into PBT2 as the lead compound. The core intellectual property related primarily to externally acquired patents for PBT1.

Gain on fair value of financial liabilities

Gain on fair value of financial liabilities decreased to A$128,715 for the year ended June 30, 2006 compared to a gain on fair value of financial liabilities A$5,801,397 for the year ended June 30, 2005, a decrease of A$5,672,682 or 97.8%. The decrease in the gain on fair value of financial liabilities is attributable to changes in the market price of our ADRs and the volatility of the ADR market price.

Inflation and Seasonality

Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Recently Issued Accounting Pronouncements Applicable To Us

Australian Pronouncements

Certain new accounting standards and interpretations of the Australian Accounting Standards Board Urgent Issue Group have been published that are not mandatory for June 30, 2007 reporting periods.

AASB 7 Financial Instruments: Disclosures and ASSB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023, and AASB 1038] - AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after January 1, 2007. Application of the standards will not effect any of the amounts recognized in our financial statements, but will impact the type of information disclosed in relation to our financial instruments.

AASB-I 10 Interim Financial Reporting and Impairment - AASB-I 10 is applicable to reporting periods commencing on or after November 1, 2006. We have not recognized an impairment loss in relation to goodwill in an interim reporting period, but subsequently reversed the impairment loss in the annual report. Application of the interpretation therefore does not have an impact on our financial statements.

Revised AASB 101 Presentation of Financial Statements - A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after January 1, 2007. Application of the revised standard will not have any impact on our financial statements.

AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments and AASB 2007-7 Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128] - AASB 2007-4 is applicable to annual reporting periods beginning on or after July 1, 2007. We do not intend to apply any of the new options now available. As a consequence, application of the revised standards will not affect any of the amounts recognized in the our financial statements, but it may remove some of the disclosures that are currently required. In relation to the discount rates used in the measurement of employee benefit obligations, we have not yet reached a conclusion as to whether there is a deep market in corporate bonds in Australia and hence have not yet determined the financial effect, if any, on the obligations from the adoption of AASB 2007-4. This is not expected to have a material impact on our financial statements.

AASB 2007 - 7 Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]- AASB 2007-7 amendments to AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 and AASB 128 are applicable to annual reporting periods beginning on or after July 1, 2007. Application of the standards will not affect any of the amounts recognized in our financial statements, but may impact the type of information disclosed in relation to the company’s financial statements.

United States Pronouncements

In July 2006, the Financial Accounting Standards Board, or the FASB, issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes,” or FIN 48, as an interpretation of SFAS 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. FIN 48 is effective no later than fiscal years beginning after December 15, 2006, and is required to be adopted by us on July 1, 2007. We are currently assessing the impact of the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is required to be adopted by us on July 1, 2008. We are currently assessing the impact of the adoption of this Statement.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115,” or SFAS 159. This Statement permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement is irrevocable and subsequent changes in fair value must be recorded in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. This Statement is required to be adopted by us on July 1, 2008. At this time, we believe that the adoption of SFAS 159 will not have a material effect on our financial position or results of operations.

B. Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2007 our accumulated deficit totaled A$52,483,038. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

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

In November 2006, we raised approximately A$7.4 million net of issuance costs in a private placement of our securities to new institutional investors in Australia, institutional investors in the United States and one of our founders. The private placement was for 21.8 million ordinary shares (equivalent to 2.18 million ADRs) at a price of A$0.357 per ordinary share (approximately US$2.80 per ADR). The private placement also involved the acquisition by the investors of three-year options to purchase an additional 4.35 million ordinary shares (equivalent to 435,000 ADRs) at an exercise price of A$0.446 per ordinary share (approximately US$3.40 per ADR). To date, no warrants have been exercised.

On September 12, 2006, we issued a notice of special general meeting of shareholders, the purpose of which is to obtain shareholder approval to raise up to A$10 million in a private placement of our ordinary shares in Australia. The meeting is scheduled for October 15, 2007.

We had A$7,409,256 of cash and cash equivalents at June 30, 2007, compared to A$10,013,778 at June 30, 2006.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2007	2006	2005
(A$)
Net cash used in operating activities	(9,199,750)	(11,651,215)	(11,418,813)
Net cash used in investing activities	(4,259)	(55,251)	(50,466)
Net cash provided by (used in) financing activities	7,374,725	(2,020)	4,704,757
Net decrease in cash and cash equivalents	(1,829,284)	(11,708,486)	(6,764,522)
Cash and cash equivalents at beginning of period	10,013,778	21,453,304	29,580,398
Exchange rate adjustments on cash held in foreign currencies	(775,238)	(268,960)	(1,362,572)
Cash and cash equivalents at end of period	7,409,256	10,013,778	21,453,304

Net cash used in operating activities was A$9,199,750, A$11,651,215 and A$11,418,813 during the years ended June 30, 2007, 2006 and 2005, respectively. Our payments to suppliers and employees during the years ended June 30, 2007, 2006 and 2005 were A$9,726,197, A$12,647,636 and A$13,959,679, respectively. The decrease in payments from the year ended June 30, 2006 to the year ended June 30, 2007 was primarily due to a reduction in research and development expenses. The decrease in payments from the year ended June 30, 2005 to the year ended June 30, 2006 was due to the closure of our U.S. office in August 2005 as well as a reduction in interest received on our bank deposits and government grant income. During the years ended June 30, 2007, 2006 and 2005, our payments to suppliers and employees were offset by government grants of A$nil, A$231,710 and A$532,283, respectively, and interest income of A$526,447, A$764,711 and A$883,583, respectively. Additionally, during the year ended June 30, 2005, our payments to suppliers and employers was further offset by A$1,125,000 for research funding attributable to our collaboration with Schering A.G. and Neurosciences Victoria Ltd. that was concluded in June 2005.

Net cash used in investing activities was A$4,259, A$55,251 and A$50,466 during the years ended June 30, 2007, 2006 and 2005, respectively.

Net cash provided by financing activities was A$7,374,725 during the year ended June 30, 2007, compared to net cash used in financing activities of A$2,020 during the year ended June 30, 2006, compared to net cash provided by financing activities of A$4,704,757 during the year ended June 30, 2005. Cash flows provided by financing activities during the year ended June 30, 2007 are attributable to a private placement in November 2006 of 21.8 million ordinary shares (equivalent to 2.18 million ADRs) at a price of A$0.357 per ordinary share (approximately US$2.80 per ADR). The private placement also involved the acquisition by the investors of three-year options to purchase an additional 4.35 million ordinary shares (equivalent to 435,000 ADRs) at an exercise price of A$0.446 per ordinary share (approximately US$3.40 per ADR). Cash flows used in financing activities during the year ended June 30, 2006 reflected the costs associated with the issuance of securities to a consultant in lieu of cash. Cash flows provided by financing activities during the year ended June 30, 2005 reflected the exercise of options into ordinary share capital.

We realized a foreign exchange loss of A$775,238 for the year ended June 30, 2007, compared to a realized foreign exchange gain of A$268,960 for the year ended June 30, 2006, compared to a realized foreign exchange loss of A$1,362,572 for the year ended June 30, 2005. In 2006, the Australian dollar depreciated by 9.4% against the U.S. dollar, while the Australian dollar depreciated by 16.3% against the U.S. dollar in 2007. In 2005, the Australian dollar appreciated by 4.3% against the U.S. dollar, while the Australian dollar depreciated by 9.4% against the U.S. dollar in 2006.

From inception to June 30, 2007, our capital expenditures have totaled A$332,941 (including A$200,000 of noncash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2007 of A$47,891. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

As of June 30, 2007, our principal commitments consisted of obligations under our agreements with Professor Ashley Bush, Mr. Geoffrey Kempler and Ms Dianne Angus.

Under the ten year contract we entered into with Professor Ashley Bush in January, 2004, effective as of February 1, 2003, we agreed to pay Professor Bush a consulting fee of US$100,000 per year increasing on the anniversary of the agreement by the U.S. consumer price index. We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares (of which 825,000 ordinary shares were issued during the 2004 fiscal year and 825,000 ordinary shares were issued during the 2006 fiscal year) and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share (of which options to purchase 412,000 ordinary shares were granted during the 2004 fiscal year and options to purchase 413,000 ordinary shares were granted during the 2006 fiscal year). The shares and options vest in four equal installments on each of the six months anniversaries following the effective date of the agreement. In addition, subject to the achievement of certain milestones, Professor Bush, is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase. Once a milestone has been achieved, up to 2,500 ordinary shares out of the total tranche of ordinary share to which he becomes entitled may be purchased each six months after such achievement. The first milestone has been achieved (the publication of results of a Phase II trial) and as such, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms, of which Professor Bush acquired 250,000 ordinary shares during the 2007 fiscal year. The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions. During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement.

On September 21, 2007, we entered into a new agreement with Mr. Geoffrey Kempler in connection with his service as our Chief Executive Officer. Under the new agreement, we agreed to pay Mr. Kempler a base salary of A$386,400 per annum (which may be increased at the discretion of our Board of Directors). Mr Kempler is also entitled to the following bonus payments: (i) $50,000 upon a capital raising of at least A$7.0 million (before costs) prior to September 30, 2007; (ii) $25,000 upon a further capital raising of at least A$12.0 million (before costs) anytime in the 2008 financial year; (iii) $25,000 if our company attains and sustains a share price above $0.60 for at least four consecutive trading days by June 30, 2008; (iv) $10,000 for completion of clinical trial recruitment by September 30, 2007; (v) $10,000 for completion of signed statistical analysis report by February 29, 2008; (vi) $6,000 for holding regular meetings (minimum twice yearly) of the full Research and Development Advisory Board; (vii) $14,000 for the review and provisions of a written proposal to our board of directors of our intellectual property portfolio to determine valuable opportunities for license, merger and acquisition or divestment by December 31, 2007; and (viii) $10,000 for the development of our staff retention strategy and action plan by October 31, 2007 and implementation of the plan by December 31, 2007.

Under the agreement with Mr. Kempler, we are required to pay Mr Kempler a termination payment of A$1 million if he terminates the contract for good reason or we terminate the contract without cause, provided the company has sufficient capital resources to fulfill the obligation. See Item 6.C. “Directors, Senior Management and Employees - Board Practices - Directors’ Services Contracts.”

Under an employment agreement we entered into with Ms. Dianne Angus, effective as of October 2, 2006, in connection with her appointment as our Senior Vice President, Business Development, Intellectual Property and Research, we agreed to pay Ms Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9% of the base salary (or the percentage stipulated by applicable Australian law). In addition, we agreed that we would grant to Ms. Angus options to purchase 1,000,000 ordinary shares, which were granted in the 2007 fiscal year. Such options will be exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The options were granted under the 2004 ASX Plan. On June 12, 2007 we entered into an amendment to the employment agreement with Ms Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007. All entitlements under the October 2, 2006 agreement remain in full force and effect. Under the June 12, 2007 agreement, we granted to Ms. Angus options to purchase an additional 250,000 ordinary shares in recognition of our company’s achievements and performance. Such options will be exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The options were granted under the 2004 ASX Plan. If we will terminate the employment agreement without cause or if Ms. Angus will terminate the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for one year following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term.

On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT1. Pursuant to the settlement agreement, all patent oppositions in Europe and Australia were withdrawn and the law suits then pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece were dismissed. Under the settlement agreement, we and P.N.G. agreed to recognize the rights of each other to develop clioquinol in our respective territories. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and selected uses of clioquinol in Japan, and P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories. Under the settlement agreement, we issued 1,350,000 of our ordinary shares to P.N.G. (which were held in escrow for 12 months), and made a payment of US$150,000 to P.N.G. Such settlement in the total value of A$971,764 was expensed in fiscal year 2004. Under the settlement agreement we also agreed to pay a sales royalty to P.N.G. on sales of PBT1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT1 in the other territories. In April 2005, we announced to the market our decision not to proceed with supporting the initiation of the PLACQUE study evaluating PBT1. P.N.G. is also entitled to receive 2% of our worldwide income from PBT2 and any other future clioquinol derivative.

We were party to a three year property lease signed in May 2004 that expired in May 2007 under which we leased executive office space at 369 Royal Parade, Parkville, Victoria 3052, Australia, at an initial annual rental of A$105,551, which increased by 3.5% on a cumulative basis on the May anniversary of the lease. Although this lease expired in May 2007, the parties have continued to act in accordance with its terms on a month-to-month periodic lease basis and are currently in the process of negotiating a new lease for the office space.

In March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT2. On May 5, 2006, we announced that we received an expert report in respect of the Phase I trials for PBT2. The expert report was prepared by Dr. Craig Ritchie, psychiatrist and Director of Mental Health Clinical Trials at University College London and a clinical advisor to our company. Dr. Craig Ritchie concluded that the Phase I results provide the confidence needed to move forward to formal Phase II testing in people with Alzheimer’s disease. On May 11, 2006, we announced our plans to move forward with a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. On December 19, 2006 we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. The Phase IIa clinical trial is expected to be completed by the end of 2007 and report its final findings by the end of first calendar quarter of 2008. For additional details regarding our clinical trials see Item 4.A. “Information on the Company - History and Development of the Company.” We anticipate that the total expenditures for the Phase IIa program for PBT2 will amount to an estimated A$7 Million, however such expenditures may change due to numerous factors. For information on such factors, see Item 5.C. “Operating and Financial Review and Prospects - Research and Development, Patents and Licenses.” We expect to fund such expenditures from our working capital.

We believe our existing cash and cash equivalents as well as anticipated cash flow from government grants, interest income and potential option exercises will be sufficient to support our current operating plan for at least the next 12 months; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:

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

C. Research and Development, Patents and Licenses

Our primary activity since incorporation in 1997 has been the acquisition and development of patents as well as research and development of our core technology. Research and development expenses amounted to A$4,492,193 and A$7,613,045 during the years ended June 30, 2007 and 2006, respectively. Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$600,232 and A$466,426 during the years ended June 30, 2007 and 2006, respectively.

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

Our company is the exclusive licensee of an international patent application in the name of the General Hospital Corporation directed to a novel target for an Alzheimer’s disease vaccine. The Commonwealth Government of Australia provided us with a A$227,252 BIF grant for the initial proof of concept stage of this research. The research under this BIF grant finished at the end of January 2005 having achieved the scientific milestone demonstrating that a mouse could generate antibodies that preferentially recognize dimerized ‘toxic linked’ forms of beta-amyloid and not the endogenous monomeric form of beta amyloid. Currently we are undertaking the screening of mouse hybridomas (hybrid cells produced by injecting a specific antigen into a mouse, collecting an antibody-producing cell from the mouse’s spleen, and fusing it with a long-lived cancerous immune cell called a myeloma cell). Individual hybridoma’s are being tested to try to identify a mouse monoclonal antibody candidate for use in a prospective mouse passive vaccine trial by the end of 2007. We will be utilizing the resources of the Mental Health Research Institute and Monash University to conduct this research.

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

In February 2004, we were granted a second START grant from the Australian IR&D Board to take our second generation drug candidate for Alzheimer’s disease, PBT2, through safety testing and Phase I clinical trials. The research under this grant was initially to be completed over a two year period until September 1, 2005 and such period was subsequently extended until December 2005. Under the terms of the grant, we received A$1.35 million over the term of the grant for up to 50% of the project costs related to the toxicology testing program and early human trials. Under this second START grant, PBT2 completed advance toxicology in December 2004, successfully completed the first Phase I clinical trials in November 2005 and successfully completed a second Phase I trial in early 2006.

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

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf for a sum of A$297,000 (inclusive of goods and services tax), each year for a period of three years. In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property. Following the expiration of this agreement, the parties entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2003 and expired on December 1, 2006. Following the expiration of this second agreement, the parties entered into a third research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2006 and expires on December 1, 2009. The financial consideration terms under the original agreement remain unchanged by the second and third research funding and intellectual property assignment agreements. Pursuant to the terms of the original research funding and intellectual property assignment agreement, we agreed to provide the University of Melbourne certain funding for the research projects for the second and third research funding and intellectual property assignment agreements. We provided to the University of Melbourne funding in an amount equal to A$600,000 (exclusive of goods and service tax) during each of the years running December 2004 to November 2005 and December 2005 to November 2006. During the 2005 fiscal year we also provided the University of Melbourne an additional A$1,012,500 in research funding in connection with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. that was concluded in June 2005. We estimate that we will provide to the University of Melbourne funding in an amount equal to A$690,500 (exclusive of goods and services tax) for the year running December 2006 to November 2007.

On February 8, 2000, we entered into a patent assignment agreement with The Biomolecular Research Institute, or BRI. The agreement provides for the assignment of various patent applications and patent rights from BRI to us. In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents. In addition, we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any licensee or sub-licensee we appoint to utilize such patents, or a minimum of A$2,000 a year. If the patent rights are assigned before a total of A$20,000 has been paid as royalties, the difference between the royalties paid and A$20,000 must be paid to BRI. On September 10, 2007, BRI, the Commonwealth Scientific and Industrial Research Organization, or CSIRO, and us executed an Assignment and Novation Deed under which BRI assigned to CSIRO all of its rights and obligations under the patent assignment agreement, including entitlement to royalties.

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

On January 1, 2001, we entered into another license agreement with GHC, whereby we obtained an exclusive license with respect to certain patents and permits us to sublicense the patent rights to others. The agreement also provides us with the non-exclusive right to use materials, substances and information that were used by GHC in research sponsored by us. In consideration of the license, we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us. We are also required to pay certain milestone payments upon submission of a registered dossier to a registration authority in the United States or Europe and first product approval in the United States or Europe, to be reduced from the royalties. In addition, we are obligated to pay GHC 1.5% of any and all non-royalty payments, including license fees, received from our affiliates. On March 15, 2004, the exclusive license was amended so that we are required to pay GHC the royalties payable to it for any future exploitation of rights to certain U.S. patents relating to PBT1 regardless of the inventorship determination, as required under the settlement agreement among us, P.N.G. and GHC.

Under the terms of a strategic alliance agreement that we entered into with Kendle Pty Ltd., or Kendle, on January 6, 2004, Kendle provides us with consultancy services in relation to the coordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at an hourly rate ranging from A$70 to A$210 an hour, depending on the seniority of the consultant. For the years ended June 30, 2007 and 2006, fees earned by Kendle amounted to A$429 and A$126,981, respectively. These fees are included in our financial statements as Research and development expenses. Dr. George Mihaly, a director of our company, served as a director of Kendle, formerly known as Synermedica Pty Ltd., until December 2004.

On September 24 2004, we signed a letter of intent to enter into an arrangement with Kendle International Inc. to conduct our clioquinol Phase II/III Alzheimer disease clinical trial for PBT1, for the value of A$90,000. A further letter of intent was signed on March 1, 2005 by the parties for the provision of prospective clinical research organization, or CRO, services by Kendle International Inc., while a final CRO services agreement for the conduct of the Phase II/III for PBT1 was being negotiated. This PBT1 trial ceased in April 2005. We paid Kendle International Inc. A$48,299 and GPB £79,504 for fiscal year 2006. We did not pay Kendle International Inc. any amounts for this trial in fiscal year 2007.

On November 4, 2005, we entered into an agreement with Kendle International B.V. to conduct the Phase 1 double blind randomized, DOSE escalation study to assess the safety, tolerability and pharmacokinetics of single and multiple doses of oral PBT2 in healthy volunteers.  We paid Kendle International B.V. EUR905,290 and EUR 849 (approximately A$2,004) for fiscal years 2006 and 2007, respectively. Kendle International Inc. is the parent entity of Kendle International B.V and Kendle Pty Ltd

In November 2006, we entered into a general services agreement with Quintiles Limited, a clinical research organization, to perform services relating to the conduct of the Phase IIa PBT2 clinical trial, including site initiation, patient screening and monitoring, data analysis, investigator meetings, statistical analysis and clinical trial reporting. The agreement was budgeted for expenses of US$1.46 million for seven trial sites in Sweden, and we are currently negotiating an extension of the agreement to include Australian sites for the trial.

On July 28, 2004, we entered into a settlement agreement with P.N. Gerolymatos S.A., or P.N.G., with respect to patent inventorship claims relating to the use of clioquinol (PBT1) for use in Alzheimer’s disease. Under the settlement agreement, we agreed to pay a sales royalty to P.N.G. on the sales of PBT1 in the United States and Japan, and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT1 in the other territories. P.N.G. is also entitled to receive 2% of our worldwide income from PBT2. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources.”

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

F. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2007.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	-	-	-	-	-
Purchase obligations*	1,295,265	1,295,265	-	-	-
Total	1,295,265	1,295,265	-	-	-

*
Excludes obligations under our contracts with Professor Ashley Bush, Ms. Dianne Angus and Mr. Geoffrey Kempler. See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources” and Note 21 to our consolidated financial statements.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	51	Chairman of the Board of Directors and Chief Executive Officer
Richard Revelins	44	Chief Financial Officer and Secretary
Dianne Angus	46	Chief Operating Officer
Peter Marks(1)	51	Director
Brian D. Meltzer(1)(2)	53	Director
George W. Mihaly(1)(2)	53	Director

(1)	Member of the Audit Committee

(2)	Member of the Remuneration Committee and Nominations Committee

Professor Colin Louis Masters, who was first elected as a member of our Board of Directors in December 1999, retired from such position effective July 2, 2007, following his appointment as Director of the Mental Health Research Institute of Victoria, Australia. Dr. Ross Thomas Murdoch, who served as our President and Chief Operating Officer, resigned from such positions on May 31, 2007.

Geoffrey Paul Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr. Kempler is one of the founders of our company. Mr. Kempler is a qualified psychologist and the major shareholder of Aroma Science Pty Ltd., which holds the Australian distribution and marketing rights to the Aveda range of products. Mr. Kempler, who has extensive experience in investment and business development, has managed our operations to date and has been responsible for the implementation of our strategic plan and the commercialization of our technology. Mr. Kempler holds a B.Sc degree in science from Monash University and Grad. Dip. App. Soc. Psych. degree from Swinburne University.

Richard Revelins has served as our Company Secretary since February 2000 and was appointed Chief Financial Officer of our company in June 2004. Mr. Revelins is an executive director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr. Revelins has held senior positions in international merchant banks and is currently a director of a number of public companies, including Peregrine Strategic Limited, as well as Mintails Limited and Mining Project Group Limited, all of which are listed on the ASX, and Cangold Inc., a company listed on the Canadian Venture Exchange, as well as a number of private companies. Mr. Revelins holds a Bachelor of Economics degree from Monash University, Melbourne. Mr. Revelins serves as our Chief Financial Officer on a part-time basis and devotes approximately one to two work days a week to such position.

Dianne Angus has served as our Chief Operating Officer since May 31, 2007. Prior thereto, Ms. Angus served as Vice President of Intellectual Property and Licensing of our company from August 2002 and was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004. From June 2000 to August 2002, Ms. Angus was a Director of Dianne Angus and Associates Pty Ltd. providing strategic business development, technology evaluation and intellectual property services to biotechnology companies. From 1992 to 2000, Ms. Angus managed the intellectual property, licensing and biotechnology product development interests of two Australian companies, AMRAD Corporation Limited and Florigene Limited. While at Florigene Limited, Ms. Angus was the joint venture alliance manger with Suntory for three years. Ms. Angus has worked in the commercial biotechnology sector for 16 years, directing product valuation, acquisition and product licensing. During such time, Ms. Angus has managed large and diverse intellectual property portfolios, conducting global patent and trademark prosecution, contract rights and enforcement. Ms. Angus has also negotiated many commercial licenses, research and product development agreements ranging from major entities such as Novartis, Monsanto, Suntory, Du Pont to numerous global research institutes. Ms. Angus has undertaken due diligence assessments on several Australian biotechnology companies for investment brokers. Ms. Angus holds a Bachelor of Science (Education) and a Bachelor of Science (Honour’s) degree from the University of Melbourne, a Masters degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from the University of Melbourne, a Diploma in Intellectual Property Practice from the Institute of Patent and Trade Mark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney.

Peter Marks has served as a director of our company since July 2005. Since November 21, 2006, Mr. Marks has served as Executive Chairman of KarmelSonix Ltd., a medical devices company listed on the ASX that is focused on developing and commercializing a range of devices in the respiratory medicine sector. Mr. Marks is also currently a director of Peregrine Corporate Ltd., an Australian based investment bank and Microfuze International Plc, an AIM listed company commercializing metal diffusion technologies. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was a founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as director of corporate finance at Burdett Buckeridge & Young Ltd. in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd., and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

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

Dr. George William Mihaly has served as director of our company since December 1999. Dr. Mihaly also serves as a director of Waide Pty Ltd., a private company. Dr. Mihaly has had an extensive career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd., or Synermedica, one of Australia’s leading independent consultant research organizations, or CRO, to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd.) until December 2004. Over the course of the last 24 years in academia and industry, Dr. Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials. Dr. Mihaly holds a B.Pharm. from Monash University, M.Sc. from Sydney University and Ph.D. degree from Melbourne University, and is a fellow of the Australian Institute of Company Directors.

B. Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2007 with respect to (i) each of our directors during the 2007 fiscal year and (ii) all of our directors and executive officers as a group:

	Salaries, fees, commissions and bonuses (1)	Pension, retirement and other similar benefits
Geoffrey P. Kempler	375,666	—
Peter Marks	75,000	—
Colin L. Masters (2)	115,000	—
Brian D. Meltzer	105,000	—
George W. Mihaly	110,000	—
All directors and officers as a group (consisting of 8 persons at June 30, 2007) (3)	1,470,163	—

(1)	Does not include A$1,137,523 of share-based compensation recorded in fiscal year 2007 under Financial Accounting Standards Board Statement No. 123 (revised 2004), “Share-Based Payment.”

(2)	Professor Colin Master, who was first appointed as a director of our company in December 1999, retired from our Board of Directors effective July 2, 2007.

(3)
Includes compensation paid to Professor Colin Master, a former director who retired from our Board of Directors effective July 2, 2007 and Dr. Ross Murdoch, our former President and Chief Operating Officer who resigned from such office effective May 31, 2007.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2007, our directors and executive officers as a group, then consisting of eight persons, held options to purchase an aggregate 7,850,000 of our ordinary shares. Of such options, (i) options to purchase 2,900,000 ordinary shares are currently exercisable for nil consideration on or before June 30, 2010. These options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The ordinary shares issued upon exercise of these options may not be disposed of without the prior consent of our Board of Directors. Following Professor Masters retirement from our Board of Directors effective July 2, 2007, options to purchase 1,000,000 ordinary shares expired without being exercised; (ii) options to purchase 500,000 ordinary shares are exercisable for A$0.50 on or before December 17, 2007; (iii) options to purchase 3,200,000 ordinary shares are exercisable for nil consideration on or before July 31, 2009. These options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days. The ordinary shares issued upon exercise of these options may not be disposed of without the prior consent of our Board of Directors. Following Professor Masters retirement from our Board of Directors effective July 2, 2007, options to purchase 1,000,000 ordinary shares expired without being exercised; and (iv) options to purchase 1,250,000 ordinary shares are exercisable for nil consideration on or before Aug 7, 2014. These options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership - Stock Option Plans.”

See Item 5B. “Operating and Financial Review and Prospects - Liquidity and Capital Resources,” for details regarding the employment agreements we entered into with Mr. Geoffrey Kempler, in connection with his appointment as our Chief Executive Officer and Ms. Dianne Angus in connection with her service as our Chief Operating Officer.

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

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Under Australian law, directors who have reached the age of 72 must stand for re-election annually. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Messrs. Marks and Meltzer must retire and may stand for re-election at our 2008 annual general meeting of shareholders. Dr. Mihaly must retire and may stand for re-election at our 2007 annual general meeting of shareholders. Mr. Colin Masters, who was first elected as a director of our company in December 1999 and was reelected to serve as a director at our 2006 annual general meeting of shareholders, retired from our Board of Directors effective July 2, 2007, following his appointment as Director of the Mental Health Research Institute of Victoria, Australia.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that a ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has four directors, of which three are non-executive directors within the meaning of the ASX Best Practice Guide, and our audit committee consists of such three non-executive directors. Accordingly, we currently comply with the foregoing recommendations of the ASX Best Practice Guidance.

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

Our Board of Directors has determined that each of Messrs. Peter Marks, Brian Meltzer and George Mihaly qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and Securities and Exchange Commission.

Committees of the Board of Directors

Our Board of Directors has established the following committees:

Audit Committee.  NASDAQ Marketplace Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management.

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

Remuneration Committee. In the first quarter of 2005, our Board of Directors established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing, the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADR option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADR option plans and any other employee benefit plans. Messrs. Mihaly and Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

Nominations Committee. In July 2005, our Board of Directors established a Nominations Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nominations Committee is responsible for identifying and recommending to the Board of Directors director nominees for election at the annual meetings of shareholders, as well as candidates to fill any vacancies on the Board of Directors or as an addition to existing directors. Messrs. Mihaly and Meltzer are the current members of the Nominations Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

Research and Development Advisory Board. Our Research and Development Advisory Board oversees and administers our research activities. Our company’s Scientific Advisory Board is comprised of a number of the leading scientists in the field of age-related degenerative disorders. The members of our Scientific Advisory Board are as follows:

Dr. Jeffrey Cummings is the Chairman of our Research and Development Advisory Board. Dr. Cummings is the Director and founder of the UCLA Alzheimer‘s Disease Center; the Augustus S. Rose Professor of Neurology at UCLA and the Director of the UCLA Behavioral Neuroscience and Dementia Research Fellowship. Dr. Cummings‘ interests embrace clinical trials and the development of new treatments for neurodegenerative disorders and other neurological diseases. He has authored or edited 20 books and over 450 peer reviewed papers. Dr. Cummings has broad interests in dementing disorders, neuropsychiatry, neurotherapeutics and the interface of neuroscience and society. The UCLA Alzheimer’s Disease Center has an active clinical trials program and fosters imaging, genetics, clinical and neuroscience research.

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

Professor Jean-Marc Orgogozo is the Chair of the Department of Neurology and Professor of Neurology at the University of Bordeaux, France. He has extensive experience in neuroepidemiology and clinical trials. His publications on the amyloid vaccines have helped to shape the field of anti-amyloid therapeutics.

Dr. Craig Ritchie.is the Clinical Research Fellow (Senior), Old Age Psychiatry at Imperial College, London. Dr. Ritchie is heavily involved, both clinically and academically, in psychiatric disorders of late life, in particular Alzheimer‘s disease, Delirium and Schizophrenia. His interest in conducting and assimilating evidence from clinical trials is based on his clinical background, having worked with elderly patients with dementia for most of his career.

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

Directors’ Service Contracts

Our Chief Executive Officer. On September 21, 2007, we entered into a new agreement with Mr. Geoffrey Kempler in connection with his service as our Chief Executive Officer. Under the new agreement, we agreed to pay Mr. Kempler a base salary of A$386,400 per annum (which may be increased at the discretion of our Board of Directors). Mr Kempler is also entitled to the following bonus payments: (i) $50,000 upon a capital raising of at least A$7.0 million (before costs) prior to September 30, 2007; (ii) $25,000 upon a further capital raising of at least A$12.0 million (before costs) anytime in the 2008 financial year; (iii) $25,000 if our company attains and sustains a share price above $0.60 for at least four consecutive trading days by June 30, 2008; (iv) $10,000 for completion of clinical trial recruitment by September 30, 2007; (v) $10,000 for completion of signed statistical analysis report by February 29, 2008; (vi) $6,000 for holding regular meetings (minimum twice yearly) of the full Research and Development Advisory Board; (vii) $14,000 for the review and provisions of a written proposal to our board of directors of our intellectual property portfolio to determine valuable opportunities for license, merger and acquisition or divestment by December 31, 2007; and (viii) $10,000 for the development of our staff retention strategy and action plan by October 31, 2007 and implementation of the plan by December 31, 2007. Should the agreement terminate due to death or disability, we shall pay a pro-rata bonus. Mr Kempler is also entitled to (i) up to 20 days vacation a year. Vacation days that are not used in any calendar year will be carried over for use in the following year to a maximum carry-over of two years; and (ii) reimbursement of reasonable business expenses incurred in the performance of his duties. Mr. Kempler is entitled to participate in the employee benefits established by our company, as applicable to executives, including, without limitation, a Section 401(k) retirement plan, health, dental, life insurance and short and long term disability plans.

In the event of termination of Mr. Kempler’s employment:

•
By our company without cause (as defined in the agreement) or by Mr. Kempler with good reason (as defined in the agreement), Mr. Kempler will be entitled to: (i) the sum of A$1 million provided we have sufficient capital requirements to fulfill this obligation within 90 days of termination date; (ii) business expenses that have not been reimbursed and accrued, unused vacation days; and (iii) the acceleration of the vesting of any unvested options to purchase ordinary shares which may be purchased during the remainder of the exercise period by such options.

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

Other. Except as set forth above and in Item 6B. “Directors, Senior Management and Employees - Compensation,” there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

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

D. Employees

At June 30, 2007, we had nine employees. Of such employees, three persons were employed in research and development, four persons in management and administration and two persons in operations. All such employees were located in Australia.

At June 30, 2006, we had 10 employees. Of such employees, three persons were employed in research and development, five persons in management and administration and two persons in operations. All such employees were located in Australia.

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

E. Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 24, 2007 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Geoffrey P. Kempler	19,055,000	(3)(4)	13%
Richard Revelins	820,308	(5)(6)	*
Dianne Angus	1,250,000	(7)	*
Peter Marks	643,111	(8)(9)	*
Brian D. Meltzer	926,666	(10)(11)	*
George W. Mihaly	826,666	(12)(13)	*
All directors and executive officers as a group (six persons)	23,521,751	(14)	16%

* Less than 1%

1.
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 151,517,978 ordinary shares issued and outstanding as of September 24, 2007.

3.
Includes 17,055,000 ordinary shares, of which 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

4.
Includes 2,000,000 ordinary shares issuable upon the exercise of options for nil consideration, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 1,000,000 ordinary shares are exercisable on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The remaining options to purchase 1,000,000 ordinary shares are exercisable on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days.

5.	Includes 20,308 ordinary shares, all of which are held by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

6.
Includes options to purchase 800,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 500,000 ordinary shares are exercisable at A$0.50 on or before December 17, 2007, and are held by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins. The remaining options to purchase 300,000 ordinary shares at nil consideration are exercisable on or before July 31, 2009 and are also held by Darontack Pty Ltd. These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days.

7.
Includes options to purchase 1,250,000 ordinary shares exercisable for nil consideration on or before August 7, 2014 granted under the 2004 ASX Plan (as defined below). These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days.

8.	Of such shares, 43,111 ordinary shares are held by Lampam Pty Ltd, an Australian corporation owned by Mr. Marks.

9.
Includes 600,000 ordinary shares issuable upon the exercise of options for nil consideration, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 300,000 ordinary shares are exercisable on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The remaining options to purchase 300,000 ordinary shares are exercisable on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days..

10.	Of such shares, 326,666 ordinary shares are held by RBC Dexia Pty Ltd., a superannuation fund of Mr. Meltzer.

11.
Includes 600,000 ordinary shares issuable upon the exercise of options for nil consideration, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 300,000 ordinary shares are exercisable on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The remaining options to purchase 300,000 ordinary shares are exercisable on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days.

12.
Of such shares 166,666 ordinary shares are held directly by Dr. Mihaly, 52,000 ordinary shares are held by Waide Pty Ltd., an Australian corporation owned by Dr. Mihaly, and 4,000 ordinary shares are held by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons. Dr. Mihaly disclaims beneficial ownership of the ordinary shares held by his sons, Kieren Mihaly and Warwick Mihaly.

13.
Includes 600,000 ordinary shares issuable upon the exercise of options for nil consideration, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 300,000 ordinary shares are exercisable on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The remaining options to purchase 300,000 ordinary shares are exercisable on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0-50 for five consecutive trading days.

14.	See Footnotes (3) - (13).

Stock Option Plans

Employee and Consultants Option Plan 2000

In November 2000, we adopted our Employee and Consultants Option Plan 2000, or the 2000 Plan. The 2000 Plan was designed to reward executives, employees and consultants for their contributions to our company and to provide a method of retaining key personnel for the growth and development of our intellectual property rights. Under the 2000 Plan, the number of ordinary shares issuable upon exercise of options granted under the 2000 Plan from time to time, that have not expired and have not been exercised, could not exceed 3,000,000. Options granted under the 2000 Plan were exercisable (irrespective of the date of grant) at any time from 12 months after the date of grant until June 30, 2005, at an exercise price of A$0.50 per share.  The options could not be transferred and could not be quoted on the ASX. On June 30, 2005, all outstanding options granted under the 2000 Plan expired and we do not intend to grant any further options under the 2000 Plan.

2004 Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan. For the description below, the 2004 ASX Plan and 2004 ADS Plan are referred to together as the 2004 Plans. Under the 2004 ASX Plan we may issue ordinary shares traded on the ASX and under the 2004 ADS Plan we may issue ADSs listed on the NASDAQ Capital Market. We were initially authorized to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. In November 2005, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 10,000,000 ordinary shares (or ADSs representing 10,000,000 ordinary shares), so that we may issue under the 2004 Plans up to an aggregate 22,000,000 ordinary shares or ADSs representing 22,000,000 ordinary shares. Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval.

2004 ASX Plan. The purpose of the 2004 ASX Plan is to promote the interest of our company and the interest of the employees, directors and consultants of our company and its subsidiaries. Under the 2004 ASX Plan, we may issue to employees, directors and consultants of our company and its subsidiaries, from time to time, up to an aggregate 22,000,000 ordinary shares, either by issuance of ordinary shares or under options to purchase ordinary shares granted under the 2004 ASX Plan.

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

Under the 2004 ADS Plan, we may grant to employees, officers, consultants, independent contractors and directors of our company or any of its subsidiaries, from time to time, options to purchase ADSs representing up to 22,000,000 of our ordinary shares. The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs (representing 5,000,000 of our ordinary shares). ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect thereto may again become available for new option grants under the 2004 ADS Plan.

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

A summary of the status of the 2004 Plans as of June 30, 2005, 2006 and 2007, and changes during the years ended on those dates, is presented below:

	Year ended June 30,
	2007		2006		2005
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	8,727,500	$0.36	6,500,000	$0.48	—	—
Granted	5,908,762	—	2,265,000	—	6,500,000	$0.48
Exercised	(758,000)	—	—	—	—	—
Forfeited	(150,000)	—	(37,500)	—	—	—

Options outstanding at the end of the year	13,728,262	$0.20	8,727,500	$0.36	6,500,000	$0.48

Options exercisable at the end of the year	5,940,000	$0.47	4,900,000	$0.64	4,900,000	$0.64

Options that may be granted as of the end of the year	6,484,049		12,844,061		5,071,561

In addition, as of June 30, 2007, 1,787,689 ordinary shares have been issued under the ASX Plan that were not subject to options.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth certain information, as of September 24, 2007, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Outstanding Ordinary Shares (2)
Geoffrey P. Kempler	19,055,000(3)(4)	13%
Jagen Nominees Pty Ltd	15,689,172(5)(6)	10%
AMP Ltd.	10,710,526 (7)(8)	7%

(1)
Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the table above are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 151,517,978 ordinary shares issued and outstanding as of September 24, 2007.

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

(4)
Includes 2,000,000 ordinary shares issuable upon the exercise of options for nil consideration, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 1,000,000 ordinary shares are exercisable on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The remaining options to purchase 1,000,000 ordinary shares are exercisable on or before June 30, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days.

(5)	Mr. Boris Liberman is the sole owner of Jagen Nominees Pty Ltd. and may be deemed to hold the voting and investment powers for the ordinary shares held by Jagen Nominees Pty Ltd.

(6)	Includes 280,112 ordinary shares issuable upon the exercise of options exercisable for A$0.446 on or before November 30, 2009.

(7)
Of such shares, 5,778,424 ordinary shares are held by Cogent Nominees Pty Ltd, 2,236,889 ordinary shares are held by AMP Life Ltd., 83,507 ordinary shares are held by JP Morgan Nominees Australia Ltd. and 570,810 ordinary shares are held by National Nominees Ltd.

(8)	Includes 2,240,896 ordinary shares issuable upon the exercise of options at an exercise price of A$0.446 per shares, exercisable on or before November 30, 2009.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

As of September 24, 2007, there were 2,226 holders of record of our ordinary shares, of which 15 record holders, holding approximately 4% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADRs that are held of record by ANZ Nominees Ltd., which held 39% of our ordinary shares as of such date.

B. Related Party Transactions

Dr. Mihaly served as a director of Kendle, formerly known as Synermedica Pty Ltd., until December 2004. Kendle provided analysis and review of the commercialization of our technology, intellectual property management and clinical trial management and monitoring. An ongoing agreement at normal commercial rates that is terminable at will exists between us and Kendle, with costs incurred on a daily basis. We paid Kendle A$577,757 for services it provided to us in fiscal year 2005 until December 31, 2004.

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

B. Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2007.

ITEM 9. THE offer and listing

A. Offer and Listing Details

Australian Stock Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2003	2.39	0.44
2004	1.18	0.45
2005	0.70	0.13
2006	0.30	0.15
2007	0.80	0.18

Fiscal Year Ended June 30, 2007:
First Quarter	0.80	0.18
Second Quarter	0.58	0.35
Third Quarter	0.44	0.31
Fourth Quarter	0.43	0.32

Fiscal Year Ended June 30, 2006:
First Quarter	0.23	0.15
Second Quarter	0.30	0.16
Third Quarter	0.25	0.19
Fourth Quarter	0.24	0.16

Month Ended:
March 2007	0.37	0.31
April 2007	0.37	0.32
May 2007	0.43	0.33
June 2007	0.36	0.32
July 2007	0.35	0.30
August 2007	0.36	0.26

NASDAQ Capital Market

Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low
Fiscal Year Ended June 30,
2003 (from September 5, 2002)	12.80	2.96
2004	10.50	2.95
2005	5.19	0.98
2006	2.40	1.20
2007	4.35	1.21

Fiscal Year Ended June 30, 2007:
First Quarter	3.45	1.21
Second Quarter	4.35	2.15
Third Quarter	4.35	2.15
Fourth Quarter	3.38	2.58

Fiscal Year Ended June 30, 2006:
First Quarter	1.73	1.20
Second Quarter	2.40	1.21
Third Quarter	1.85	1.30
Fourth Quarter	1.89	1.35

Month Ended:
March 2007	3.00	2.40
April 2007	3.17	2.65
May 2007	3.25	2.58
June 2007	3.24	2.82
July 2007	3.10	2.78
August 2007	3.00	2.25

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

B. Memorandum and Articles of Association

Incorporated by reference to our Registration Statement on Form 20-F dated August 26, 2002.

C. Material Contracts

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf for a sum of A$297,000 (inclusive of goods and services tax), each year for a period of three years. In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property. Following the expiration of this agreement, the parties entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2003 and expired on December 1, 2006. Following the expiration of this second agreement, the parties entered into a third research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2006 and expires on December 1, 2009. The financial consideration terms under the original agreement remain unchanged by the second and third research funding and intellectual property assignment agreements. Pursuant to the terms of the original research funding and intellectual property assignment agreement, we agreed to provide the University of Melbourne certain funding for the research projects for the second and third research funding and intellectual property assignment agreements. We provided to the University of Melbourne funding in an amount equal to A$600,000 (exclusive of goods and service tax) during each of the years running December 2004 to November 2005 and December 2005 to November 2006. During the 2005 fiscal year we also provided the University of Melbourne an additional A$1,012,500 in research funding in connection with our licensing and research collaboration with Schering A.G. and Neurosciences Victoria Ltd. that was concluded in June 2005. We estimate that we will provide to the University of Melbourne funding in an amount equal to A$690,500 (exclusive of goods and services tax) for the year running December 2006 to November 2007.

On February 8, 2000, we entered into a patent assignment agreement with The Biomolecular Research Institute, or BRI. The agreement provides for the assignment of various patent applications and patent rights from BRI to us. In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents. In addition, we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any licensee or sub-licensee we appoint to utilize such patents, or a minimum of A$2,000 a year. If the patent rights are assigned before a total of A$20,000 has been paid as royalties, the difference between the royalties paid and A$20,000 must be paid to BRI. On September 10, 2007, BRI, the Commonwealth Industrial and Scientific Research Organization, or CSIRO, and us executed an Assignment and Novation Deed under which BRI assigned to CSIRO all of its rights and obligations under the patent assignment agreement, including entitlement to royalties.

On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT1. Pursuant to the settlement agreement, all patent oppositions in Europe and Australia were withdrawn and the law suits then pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece were dismissed. Under the settlement agreement, we and P.N.G. agreed to recognize the rights of each other to develop clioquinol in our respective territories. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and selected uses of clioquinol in Japan, and P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories. Under the settlement agreement, we issued 1,350,000 of our ordinary shares to P.N.G. (which were held in escrow for 12 months), and made a payment of US$150,000 to P.N.G. Such settlement in the total value of A$971,764 was expensed in fiscal year 2004. Under the settlement agreement we also agreed to pay a sales royalty to P.N.G. on sales of PBT1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT1 in the other territories. In April 2005, we announced our decision not to proceed with the PBT1 study. P.N.G. is also entitled to receive 2% of our worldwide income from PBT2 and any other future clioquinol derivative.

On January 1, 2001, we entered into a license agreement with GHC, whereby we obtained an exclusive license with respect to certain patents that permits us to sublicense the patent rights to others. The agreement also provides us with the non-exclusive right to use materials, substances and information that were used by GHC in research sponsored by us. In consideration of the license, we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us. We are also required to pay certain advance milestone payments, to be reduced from the royalties. In addition to the royalties we are obligated to pay GHC 1.5% of any and all non-royalty payments, including license fees received from our affiliates. Each party to the agreement may terminate the agreement if the other party defaults in its materials obligations and does not remedy the default within sixty days after notice is given. GHC can terminate the licenses and rights granted to us under the agreement in any country in the event that after the first commercial sale in that country there will be a continuous one year period in which no products are sold. On March 15, 2004, the exclusive license was amended so that we are required to pay GHC the royalties payable to it for any future exploitation of rights to certain U.S. patents relating to PBT1 regardless of the inventorship determination, as required under the settlement agreement among us, P.N.G. and GHC.

Under the terms of a strategic alliance agreement that we entered into with Kendle dated January 6, 2004, Kendle provides us with consultancy services in relation to the co-ordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at a rate of A$70 to A$210 per hour, depending on the seniority of the consultant. For the years ended June 30, 2007 and 2006, we paid Kendle A$429 and A$126,981, respectively.

On September 24 2004, we signed a letter of intent to enter into an arrangement with Kendle International Inc. to conduct our clioquinol Phase II/III Alzheimer disease clinical trial for PBT1, for the value of A$90,000. A further letter of intent was signed on March 1, 2005 by the parties for the provision of prospective CRO services by Kendle International Inc., while a final CRO services agreement for the conduct of the Phase II/III for PBT1 was being negotiated. This PBT1 trial ceased in April 2005. We paid Kendle International Inc. A$48,299 and GPB £79,504 for fiscal year 2006. We did not pay Kendle International Inc. any amounts for this trial in fiscal year 2007.

On November 4, 2005, we entered into an agreement with Kendle International B.V. to conduct the Phase 1 double blind randomized, DOSE escalation study to assess the safety, tolerability and pharmacokinetics of single and multiple doses of oral PBT2 in healthy volunteers.  We paid Kendle International B.V. EUR905,290 and EUR 849 (approximately A$2,004) for fiscal years 2006 and 2007, respectively.  Kendle International Inc. is the parent entity of Kendle International B.V and Kendle Pty Ltd.

In November 2006, we entered into a general services agreement with Quintiles Limited, a clinical research organization, to perform services relating to the conduct of the Phase IIa PBT2 clinical trial, including site initiation, patient screening and monitoring, data analysis, investigator meetings, statistical analysis and clinical trial reporting. The agreement was budgeted for expenses of US$1.46 million for seven trial sites in Sweden, and we are currently negotiating an extension of the agreement to include Australian sites for the trial.

In June 2007, we entered into two GMP drug manufacture and laboratory development agreements with the Institute for Drug Technology Australia Limited, or IDT, to undertake the GMP manufacture of an initial 4kg batch and subsequent large scale manufacture of 30kg of PBT2. IDT is engaged to also undertake process development, quality control release testing and stability testing of the final drug product before its release. The estimated combined expense of the two agreements is approximately A$930,000.

We entered into a consulting agreement dated January 17, 2000 with Professor Ashley Bush for the provision of research and development services relating to inventions and treatments for diseases caused by metal-mediated oxidative stress, which expired in January 2003. On January 8, 2004, we entered into a new consulting agreement with Professor Bush, under which Professor Bush agreed to provide us with consulting services for a period of ten years. In consideration of his services, we agreed to pay Professor Bush an annual consulting fee of US$100,000, to issue to Professor Bush 1,650,000 ordinary shares (of which 825,000 ordinary shares were issued during the 2004 fiscal year and 825,000 ordinary shares were issued during the 2006 fiscal year), and to grant Professor Bush options to purchase 825,000 ordinary shares at an exercise price A$0.50 per share (of which options to purchase 412,00 ordinary shares were granted during the 2004 fiscal year and 413,000 options were granted during the 2006 fiscal year). In addition, subject to the achievement of certain milestones, Professor Bush is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase. Once a milestone has been achieved, up to 2,500 ordinary shares out of the total tranche of ordinary shares to which he becomes entitled may be purchased each six months after such achievement. The first milestone has been achieved (the publication of results of a Phase II trial) and as such, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms, of which he acquired 250,000 ordinary shares during the 2007 fiscal year. The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions. During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement.

On May 22, 2007, we entered into an agreement with Patheon Inc., or Patheron, to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2.  During the year ending December 2007 Patheon will be engaged to undertake the preliminary development processes to determine the means for encapsulating PBT2 and the stability of the capsules at an estimated cost of AU$425,000.  At our option, Patheon may also undertake the actual encapsulation of the placebo and PBT2 clinical supplies in the second half of 2008.

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

Dividends paid to a non-resident stockholder are subject to withholding tax at 30%, unless the stockholder is a resident of a country with which Australia has a double taxation agreement. In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the US resident holds 10% or more of the voting rights in our company. The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the stockholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Prior to December 12, 2006, non-Australian resident stockholders would not be subject to Australian capital gains tax on the gain made on a sale or other disposal of our shares, unless they, together with their associates, held 10% or more of our issued capital at any time during the five years before the disposal of the shares.

From December 12, 2006, Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded. Non-Australian resident stockholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of the our shares at the time of disposal are wholly or principally attributable to Australian real property assets.

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

Dual Residency

If a stockholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that stockholder may be subject to tax as an Australian resident. If, however, the stockholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention. Stockholders should obtain specialist taxation advice in these circumstances.

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

Subject to complex limitations, any Australian withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability). The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income. Dividends generally will be treated as foreign-source passive category income or general category income for U.S. foreign tax credit purposes. A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADRs to the extent such U.S. Holder has not held the ADRs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property. Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute. The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC for the taxable year ended June 30, 2006, under a literal application of the asset test that looks solely to market value. We believe that we will once again qualify as a PFIC for the taxable year ended June 30, 2007.

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

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

•	you will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ADRs and any gain realized on your ADRs.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISKS

We invest our excess cash in interest-bearing accounts and time deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we have approximately A$4 million and A$5 millions in time deposits held in U.S. dollars as of June 30, 2007 and 2006, respectively. A hypothetical 10% adverse movement in end-of-period exchange rates would reduce the cash balance by approximately A$400,000 and A$594,334 respectively.

We have engaged an external consultant to assist us to optimize our interest returns and manage our foreign exchange risk. We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

We conduct our activities almost exclusively in Australia. However, we are required to make certain payments in U.S. dollars and other currencies. A hypothetical 10% adverse movement in end-of-period exchange rates could have a material impact on our operating results. As of June 30, 2007, payables in U.S. dollars and other currencies were not material, but as of June 30 2006, we had US$253,213 and EUR$168,428 in payables. A hypothetical 10% adverse movement in the U.S. and EUR exchange rates could increase the cost of these payables by A$63,656.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.  MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable

ITEM 15.  CONTROLS AND PROCEDURES

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of such date, our disclosure controls and procedures were ineffective in that we had insufficient accounting personnel that have sufficient knowledge and experience in US. GAAP and the Securities and Exchange Commission accounting requirements, resulting in a material weakness. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. The accounting personnel who prepare our financial statements will need to be trained on the application of U.S. GAAP accounting pronouncements and standardized reconciliation templates will need to be improved to assist in the reconciliation process between A-IFRS and U.S. GAAP.

During the year ended June 30, 2007, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

Not applicable.

ITEM 16. RESERVED

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Brian Meltzer, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Meltzer’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees — Directors and Senior Management.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by Deloitte Touche Tohmatsu, which served as our principal independent registered public accounting firm until November 30, 2006, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates.

Year Ended June 30,
Services Rendered	2007	2006
Audit (1)	A$240,800	A$202,599
Tax (2)	—	A$185
Other (3)		A$3,030
Total	A$240,800	A$205,814

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

Effective as of November 30, 2006, our shareholders resolved to appoint PricewaterhouseCoopers as our principal independent registered public accounting firm. For the fiscal year 2007, the fees rendered or billed by PricewaterhouseCoopers were $A240,800 for audit services. No non-audit related services were provided by PricewaterhouseCoopers during the 2007 fiscal year.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also requires specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm. All of the fees described above were pre-approved by our Audit Committee.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2007.

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

4.6	Form of Second Research Funding and Intellectual Property Assignment Agreement dated December 1, 2003, between the Registrant and The University of Melbourne (7)

4.7	Third Research Funding and Intellectual Property Assignment Agreement dated December 2, 2006

4.8	General Services Agreement dated November 13, 2006, between the Registrant and Quintiles Limited

4.9	GMP 30kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited

4.10	GMP 4kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited

4.11	Letter agreement dated January 6, 2004, between the Registrant and Kendle Pty Ltd. regarding strategic alliance (8)

4.12	Purchase Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (3)

4.13	Registration Rights Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (4)

4.14	Form of Warrant (5)

4.15
Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, The General Hospital Corporation of Massachusetts, or The GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG (9)

4.16	Prana Biotechnology Limited, Employees and Consultants Option Plan 2000 (1)

4.17	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (10)

4.18	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (11)

4.19	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler

4.20	Employment Agreement effective as of August 7, 2006 among the Registrant and Dr. Ross Murdoch (12)

4.21	Letter Agreements effective as of June 12, 2007 among the Registrant and Ms Dianne Angus

4.22	Assignment and Novation Deed between Commonwealth Scientific Industrial and Research Organization and the Biomolecular Research Institute and the Registrant dated September 10, 2007

4.23	Letter of Intent signed between the registrant and Kendle International Inc. dated September 24, 2004 in relation to clinical research services

4.24	Letter of Intent signed between the registrant and Kendle International Inc. dated March 1, 2005 in relation to clinical research services

4.25	On May 22, 2007 the registrant and Patheon Inc. entered into an agreement to undertake formulation development and manufacture of capsules of PBT2

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.2	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm

15.2	Consent of Deloitte Touche Tohmatsu, Registered Public Accounting Firm

(1)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).

(2)	Incorporated by reference to our Registration Statement on Form F-6 filed with the Securities and Exchange Commission on March 9, 2001 (File No. 333-13264).

(3)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(4)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(5)	Incorporated by reference to Item 3 of our Report on Form 6-K for the month of April, 2004 (File No. 000-49843).

(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(7)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended June 30, 2006, and incorporated herein by reference

(8)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(9)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(10)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November, 2004 (File No. 000-49843).

(11)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November, 2004 (File No. 000-49843).

(12)	Filed as Exhibit 4.17 to our Annual Report on Form 20-F for the year ended June 30, 2006, and incorporated herein by reference

PRANA BIOTECHNOLOGY LIMITED

PRICEWATERHOUSECOOPERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Prana Biotechnology Limited (the Company) and its subsidiaries (a development stage enterprise) at June 30, 2007, and the results of their operations and their cash flows for the year then ended and, cumulatively, for the period from July 1, 2006 (date of first period covered by our audit) to June 30, 2007 in conformity with Australian Equivalents to International Financial Reporting Standards (A-IFRS). These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

A-IFRS vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Melbourne, Australia
27 September 2007

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DELOITTE TOUCHE TOHMATSU

To The Board of Directors and Shareholders of Prana Biotechnology Limited

We have audited the accompanying consolidated balance sheet of Prana Biotechnology Limited (a company incorporated in Victoria, Australia) and subsidiaries (a development stage company) (the “Company”) as of June 30, 2006 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Prana Biotechnology Limited and subsidiaries as of June 30, 2006, and the results of their operations and their cash flows for each of the two years in the period ended June 30, 2006, in conformity with the Australian Equivalents to International Financial Reporting Standards.

The Australian Equivalents to International Financial Reporting Standards vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 27 to the consolidated financial statements.

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

As discussed in Note 29, the accompanying financial statements as of June 30, 2006 and for each of the two years in the period ended June 30, 2006 have been restated.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Melbourne, Australia
September 29, 2006 (June 18, 2007 as to the effects of the restatement discussed in Note 29)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED BALANCE SHEET
(in Australian dollars, except number of shares)

		June 30,
	Notes	2007	2006

Current Assets
Cash and cash equivalents		7,409,256	10,013,778
Trade and other receivables	6	96,499	194,161
Other current assets	7	168,539	110,832

Total Current Assets		7,674,294	10,318,771

Non Current Assets
Property and equipment, net of accumulated depreciation of A$551,902 and A$501,614 respectively	8	47,891	102,375

Total Non Current Assets		47,891	102,375

Total Assets		7,722,185	10,421,146

Current Liabilities
Trade and other payables	9	1,661,609	1,538,358
Provisions	10	77,465	76,672

Total Current Liabilities		1,739,074	1,615,030

Non-Current Liabilities
Financial liabilities	11	321,001	928,692
Provisions	10	49,915	76,766

Total Non-Current Liabilities		370,916	1,005,458

Total Liabilities		2,109,990	2,620,488

Commitments and contingencies	12

Net Assets		5,612,195	7,800,658

Equity
Issued and unissued capital 2007: 151,517,978 fully paid ordinary shares 4,352,893 options over fully paid ordinary shares 2006: 128,144,260 fully paid ordinary shares	13	53,988,412	46,274,127
Reserves	14	4,106,821	2,867,249
Accumulated deficit during the development stage	15	(52,483,038)	(41,340,718)

Total Equity		5,612,195	7,800,658

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENT OF OPERATIONS
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2007	2006	2005

Revenues from continuing operations	2	507,150	762,023	892,135
Other income	3	287	288,263	1,760,978

Research and development expenses	4	(4,492,193)	(7,613,045)	(7,109,839)
Research and development expenses - related party	4	-	-	(577,757)
Personnel expenses	4	(4,554,731)	(3,418,008)	(5,750,929)
Intellectual property expenses	4	(600,232)	(466,426)	(729,583)
Auditor and accounting expenses	22	(260,117)	(205,815)	(202,032)
Travel expenses		(309,997)	(212,184)	(432,316)
Marketing expenses		(215,455)	(134,750)	(442,920)
Depreciation expenses	4	(58,582)	(118,196)	(65,223)
Amortization expenses	4	-	-	(83,200)
Other expenses	4	(1,008,563)	(824,625)	(1,204,930)
Foreign exchange gain/(loss)		(757,578)	223,454	(1,362,572)
Impairment of intangible assets		-	-	(786,240)
Gain on fair value of financial liabilities		607,691	128,715	5,801,397

Loss before income tax expense		(11,142,320)	(11,590,594)	(10,293,031)

Income tax expense	5	-	-	-

Net loss	15	(11,142,320)	(11,590,594)	(10,293,031)

Loss per share (basic and diluted)	20	(0.08)	(0.09)	(0.08)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		140,754,495	128,053,601	122,754,061

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

			Years Ended June 30
	Notes		2007	2006	2005

Cash Flows from Operating Activities
Payments to suppliers and employees			(9,726,197)	(12,647,636)	(13,333,739)
Payments to suppliers and employees - related party			-	-	(625,940)
Interest received			526,447	764,711	883,583
Government grant received			-	231,710	532,283
Neuroscience Victoria monies received			-	-	1,125,000

Net cash flows (used in) operating activities	16(a	)	(9,199,750)	(11,651,215)	(11,418,813)

Cash Flows from Investing Activities
Proceeds from sale of equipment			300	375	-
Payments for purchase of equipment			(4,559)	(55,626)	(50,466)

Net cash flows (used in) investing activities			(4,259)	(55,251)	(50,466)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities			7,783,486	-	4,753,333
Payment of share issue costs			(408,761)	(2,020)	(48,576)

Net cash flows (used in) / provided by financing activities			7,374,725	(2,020)	4,704,757

Net (decrease) in cash and cash equivalents			(1,829,284)	(11,708,486)	(6,764,522)

Opening cash and cash equivalents brought forward			10,013,778	21,453,304	29,580,398
Exchange rate adjustments on cash and cash equivalents held in foreign currencies			(775,238)	268,960	(1,362,572)

Closing cash and cash equivalents carried forward	16(b	)	7,409,256	10,013,778	21,453,304

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued and unissued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2004		115,984,380	40,681,945	-	(19,457,093)	21,224,852
Net loss	15	-	-	-	(10,293,031)	(10,293,031)
Issuance of shares in connection with exercise of options, net of costs	13(b)	9,506,666	4,145,811	-	-	4,145,811
Non-cash issuance of shares to consultants and directors	13(b)	478,214	255,141	-	-	255,141
Non-cash issuance of shares for settlement of litigation	13(b)	1,350,000	756,000	-	-	756,000
Non-cash issuance of options to directors and employees	14(b) & (c)	-	-	1,704,734	-	1,704,734
Non-cash issuance of options to consultants	14(b)	-	-	289,699	-	289,699
Non-cash issuance of warrants to consultants	14(d)	-	-	453,563	-	453,563
Balance, June 30, 2005		127,319,260	45,838,897	2,447,996	(29,750,124)	18,536,769

Net loss	15	-	-		(11,590,594)	(11,590,594)
Non-cash issuance of shares to consultants	13(b)	825,000	435,230	-	-	435,230
Non-cash issuance of options to consultants	14(b)	-	-	181,550	-	181,550
Non-cash issuance of options to directors and employees	14(b)	-	-	76,470	-	76,470
Amortization of option expenses	14(b)	-	-	161,233	-	161,233
Balance, June 30, 2006		128,144,260	46,274,127	2,867,249	(41,340,718)	7,800,658

Net loss	15	-	-	-	(11,142,320)	(11,142,320)
Issuance of shares in connection with private placement, net of costs	13(b)	22,014,468	6,108,868	-	-	6,108,868
Issuance of options in connection with private placement	13(c)	-	1,262,339	-	-	1,262,339
Non-cash issuance of shares to consultants	13(b)	481,250	194,579	-	-	194,579
Non-cash issuance of shares to employees	13(b)	120,000	45,600	-	-	45,600
Non-cash issuance of options to consultants	14(b)	-	-	163,701	-	163,701
Non-cash issuance of options to directors and employees	14(b)	-	-	989,721	-	989,721
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	758,000	102,899	(106,739)	-	(3,840)
Amortization of option expenses	14(b)	-	-	195,839	-	195,839
Options forfeited	14(b)	-	-	(2,950)	-	(2,950)
Balance, June 30, 2007		151,517,978	53,988,412	4,106,821	(52,483,038)	5,612,195

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

The consolidated entity changed its accounting policies on July 1, 2005 to comply with A-IFRS. The transition to A-IFRS is accounted for in accordance with Accounting Standard AASB 1: First-time Adoption of Australian Equivalents to International Financial Reporting Standards (“AASB 1”), with July 1, 2004 as the date of transition.

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2007, the comparative information presented in these financial statements for the years ended June 30, 2006 and 2005.

Critical accounting estimates and judgments

(a) Critical accounting estimates and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The consolidated entity makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Valuation of options with market vesting conditions

The consolidated entity has issued options over ordinary shares that are exercisable once the listed share price reaches a defined level for a specified number of consecutive trading days.

The consolidated entity considers the target share price that must be attained in order to exercise the awards to be a market condition.

The Company is unable to predict the ultimate success of research and development activities and the corresponding effect on the listed share price. However, the following assumptions have been made when valuing the options in relation to these market conditions:

1) The market condition will be met as the listed share price will reach the defined share price during the life of the option; and

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

2) Based on the best estimate of the consolidated entity, the share price will reach the defined level:
> A$0.50 at December 31, 2007
> A$0.80 at June 30, 2009
> A$1.00 at June 30, 2010

(b) Critical judgments in applying the entity’s accounting policies

Use of volatility period in valuing warrant liabilities

Warrants and options over American Depository Receipts ("ADRs") recorded as financial liabilities under AASB 132 (see note 11) are measured at fair value using a Black-Scholes valuation model. At each reporting date the options and warrants are recorded at fair value with the corresponding difference being recorded in the income statement as a gain or loss.

In using the Black-Scholes model to fair value these options and warrants for financial year 2007, the consolidated entity has utilized a two year historical ADR price when calculating the volatility of the underlying ADRs. It is the judgment of the consolidated entity that a two year period provides the most appropriate history of ADR price over which a reasonable volatility input can be calculated.

Going Concern Basis

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at June 30, 2007, the consolidated entity has accumulated losses of $52,483,038 and has incurred negative cash flows from operations of $9,199,750 in the year ended June 30, 2007. The consolidated entity has generated $7.78 million (before costs) from a capital raising in December 2006. The cash position has reduced from $10,013,778 at June 30, 2006 to $7,409,256 at June 30, 2007.

The consolidated entity has sufficient resources to fund the completion of the current Phase IIa clinical trial investigating the safety and tolerability of PBT2 for the treatment of Alzheimer’s Disease. The results of this trial are expected in the 1st quarter of the 2008 calendar year. However, to progress planned non-clinical trial activities of the consolidated entity for at least the next 12 months, additional funds will be required (see below in relation to shareholder approval for capital raising.)

Since inception, the consolidated entity has been able to raise funds to pursue its research programs. To date, the consolidated entity has raised in excess of $64m (before costs) through the issue of equity and warrants, before costs. The directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives. The Company has issued a Notice of Meeting seeking shareholder approval to raise up to $10 million (before costs). To date, the Company has applications totaling $7 million (before costs). The meeting is scheduled to be held on October 15, 2007.

Having carefully assessed the uncertainties relating to the likelihood and timing of securing additional funding and the consolidated entity’s ability to effectively manage expenditure, the directors believe that the consolidated entity will continue to operate as a going concern for the foreseeable future. These financial statements have therefore been prepared on a going concern basis which contemplates the continuity of normal business activities and the realization of assets and settlement of liabilities in the ordinary course of business.

At this time, the directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Balance Sheet at June 30, 2007. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

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

The following estimated useful lives, ranging from three to 20 years, are used in the calculation of depreciation:

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

Leases in which a significant proportion of the risks and rewards of ownership are not transferred to the Company as lessee are classified as operating leases.

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Warrants and Options

Under AASB 132, options and warrants issued other than for goods or services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (p) share-based payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

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

At June 30, 2007 and 2006, Prana had no capitalized research and development costs.

(h)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the consolidated entity's entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is Prana's functional and presentation currency.

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

Provision is made for the consolidated entity’s liability for employee benefits arising from services rendered by employees to reporting date. Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs. Employee benefits payable later than one year have been measured at the present value of the estimated future cash outflows to be made for those benefits.

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

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

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

Trade payables and other payables are recognized when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods or services. These amounts are unsecured.

(p)	Share-based payments

Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value. The measurement date is determined for share-based payments issued to directors, employees and consultants as follows:

Directors

The issue of share-based payments to directors is subject to approval by shareholders as per ASX Listing Rule 10.11. The measurement date for share-based payments issued to directors is the grant date, being the date at which the share-based payments are approved by shareholders.

Employees

The issue of share-based payments to employees may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issue of more than 15% of the Company’s shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to employees is the grant date, being the date at which a shared understanding of the terms and conditions of the arrangement is reached. However, if an issue to an employee is subject to shareholder approval because it exceeds the 15% threshold per ASX Listing Rule 7.1, then the measurement date of these share-based payments is the date at which the share-based payments are approved by shareholders.

Consultants

The issue of share-based payments to consultants may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issue of more than 15% of the Company’s shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to consultants who provide services considered to be similar to employees is deemed to be the date at which a shared understanding of the terms and conditions of the arrangement is reached. The measurement date for share-based payments issued to consultants who provide services considered to be differentiated from those provided by employees is deemed to be the date at which the entity obtains the goods or the counterparty renders the service. If a service period applies and the work is continually provided over the service period, and if the share price of the Company does not change significantly during the service period, then the average share price, volatility and risk-free rate over the service period are used in calculating the value of the share-based payments issued. However, if the underlying share price of the Company does change significantly during the service period, then the value of share-based payments are calculated at each individual date that goods and services are provided, using the actual valuation inputs at that date. Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued.

The fair value of options is measured by use of a Black Scholes model (for options without market conditions) or the Barrier Pricing model (for options with market conditions). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The fair value of shares is based on the quoted market price of the Company’s shares.

The fair value determined at the measurement date of the equity-settled shared based payments is expensed on a straight line basis over the vesting period, based on the consolidated entity’s estimate of share-based payments that will eventually vest.

The fair value of share-based awards with market conditions is expensed on a straight line basis over the period in which the Company determines the defined market condition will be achieved. This period is estimated by the Company at the grant date of the corresponding share-based awards. If the market conditions are met in advance of the period initially estimated, the awards are considered to have vested and the corresponding expense is accelerated as the Company will receive no further benefit from the services. If the market conditions are met subsequent to the period initially estimated, no amendment is made to the expense recognized. Similarly, if the market conditions are not met prior to the expiration of the awards, no adjustment is made in respect of the expense recognized for the anticipated number of share-based payments expected to vest.

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

(s)	Trade and other receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

(t)	Comparative figures

When required by Accounting Standards, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(u)	New accounting standards and interpretations

Certain new accounting standards and UIG interpretations have been published that are not mandatory for June 30, 2007 reporting periods. The consolidated entity’s assessment of the impact of these new standards and interpretations is only relevant to the below:

i)
AASB 7 Financial Instruments: Disclosures and ASSB 2005-10 Amendments to Australian Accounting Standards [AASB 132, AASB 101, AASB 114, AASB117, AASB 133, AASB 139, AASB 1, AASB 4, AASB 1023, and AASB 1038] AASB 7 and AASB 2005-10 are applicable to annual reporting periods beginning on or after January 1, 2007. The consolidated entity has not adopted the standards early. Application of the standards will not affect any of the amounts recognized in the financial statements, but will impact the type of information disclosed in relation to the consolidated entity's and the parent entity's financial instruments.

ii)
AASB-I 10 Interim Financial Reporting and Impairment AASB-I 10 is applicable to reporting periods commencing on or after November 1, 2006. The consolidated entity has not recognized an impairment loss in relation to goodwill in an interim reporting period but subsequently reversed the impairment loss in the annual report. Application of the interpretation therefore does not have an impact on the consolidated entity's or parent entity's financial statements.

iii)
Revised AASB 101 Presentation of Financial Statements - A revised AASB 101 was issued in October 2006 and is applicable to annual reporting periods beginning on or after January 1, 2007. The company has not adopted the standard early. Application of the revised standard will not have any impact on the company's financial statements.

iv)
AASB 2007-4 Amendments to Australian Accounting Standards arising from ED 151 and Other Amendments and AASB 2007-7 Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128] - AASB 2007-4 is applicable to annual reporting periods beginning on or after July 1, 2007. The company does not intend to apply any of the new options now available. As a consequence, application of the revised standards will not affect any of the amounts recognised in the financial statements, but it may remove some of the disclosures that are currently required. In relation to the discount rates used in the measurement of employee benefit obligations, the company has not yet reached a conclusion as to whether there is a deep market in corporate bonds in Australia and hence has not yet determined the financial effect, if any, on the obligations from the adoption of AASB 2007-4. This is not expected to be material for the company.

v)
AASB 2007 - 7 Amendments to Australian Accounting Standards [AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 & AASB 128]- AASB 2007-7 amendments to AASB 1, AASB 2, AASB 4, AASB 5, AASB 107 and AASB 128 are applicable to annual reporting periods beginning on or after July 1, 2007. The company has not adopted the standards early. Application of the standards will not affect any of the amounts recognised in the financial statements, but may impact the type of information disclosed in relation to the company’s financial statements.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2007	2006	2005

2. REVENUE FROM CONTINUING OPERATIONS

Interest	507,150	762,023	892,135

3. OTHER INCOME

Government grant (i)	-	288,173	629,692
Corporate partner revenues (ii)	-	-	1,125,000
Other income	287	90	6,286

Total other income	287	288,263	1,760,978

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

3. OTHER INCOME (continued)

On February 18, 2004, the consolidated entity announced a further START grant of A$1.35 million from the Australian Industry Research and Development Board to take its second generation drug candidate for Alzheimer’s disease, PBT-2, through safety testing and Phase 1 Clinical Trials. During the years ended June 30, 2006 and 2005, the consolidated entity met the revenue recognition criteria to record revenue of A$288,173 and A$528,003, respectively. This grant was completed in December 2005.

(ii) In March 2003, Prana entered into various agreements with Schering A.G. and Neuroscience Victoria Ltd. For certain research and development activities. The income under these agreements is recognized as earned on a straight line basis over the lives of the relevant agreements. These agreements ceased June 30, 2005.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2007	2006	2005
4. EXPENSES FROM ORDINARY ACTIVITIES

Research and development expense
Research and development	4,492,193	7,613,045	7,109,839
Research and development - related parties	-	-	577,757

Total research and development expense
	4,492,193	7,613,045	7,687,596
Personnel expenses
Employees	1,416,070	1,578,934	1,516,077
Equity based payments - employees	753,484	54,662	-
Consultants and directors	1,559,528	1,432,371	1,640,861
Equity based payments - consultants and directors	825,649	352,041	2,593,991

Total personnel expense
	4,554,731	3,418,008	5,750,929
Intellectual property expenses
Overseas	229,256	259,848	357,590
Local	370,976	206,578	371,993

Total intellectual property expense
	600,232	466,426	729,583

Depreciation of non-current assets
Laboratory equipment	11,581	36,432	22,367
Computer equipment	22,757	30,135	33,306
Furniture and fittings	3,068	7,434	4,219
Leasehold improvements	21,176	44,195	5,331

Total depreciation expense
	58,582	118,196	65,223
Amortization expenses
Core intellectual property	-	-	83,200

Total amortization expense
	-	-	83,200
Other expenses
Corporate compliance	231,883	129,466	429,616
Office expenses	606,443	475,957	515,869
Computer expenses	22,328	25,470	28,592
Insurance	147,909	192,917	191,705
Other	-	815	39,148

Total other expenses
	1,008,563	824,625	1,204,930

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2007	2006	2005

5. INCOME TAX

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax income on net (loss) before income tax at 30% (2006 & 2005: 30%)	(3,342,696)	(3,477,178)	(3,087,909)
Effect of lower tax rates of tax on overseas income	442	(4,142)	4,567

Add tax effect of:
(over) provision of income tax in previous year relating to a correction of estimates [1]	(2,697,461)	(1,304,611)	(2,258,204)
Equity issued for nil consideration	473,740	122,011	778,197
Research and development tax concession	(434,117)	-	-
Gain on fair value of financial liabilities	(182,307)	(38,615)	(1,740,419)
Other	2,452	2,848	4,665

Deferred tax asset not recognized	6,179,947	4,699,687	6,299,103

Income tax expense attributable to loss before income tax
	-	-	-

(b) Potential deferred tax asset at June 30, 2007, 2006 and 2005 in respect of tax losses not brought to account is:	22,693,134	16,529,172	11,700,174
Temporary Differences	392,720	376,735	506,046

1 This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the Form 20-F, and the tax return lodged with the Australian Tax Office, of which the Form 20-F is filed prior to the actual tax return.

	Years Ended June 30,
	2007	2006
6. TRADE AND OTHER RECEIVABLES

Accrued income	26,498	119,457
Goods and services tax receivable	70,001	73,006
Other debtors	-	1,698

	96,499	194,161

	Years Ended June 30,
	2007	2006
7. OTHER CURRENT ASSETS

Prepayments	122,903	68,453
Term Deposit	45,636	42,379

	168,539	110,832

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2007	2006
8. PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		603,989	556,989
Additions		4,559	55,626
Disposals		(8,755)	(8,626)

Balance at end of year		599,793	603,989

Accumulated depreciation
Balance at beginning of year		(501,614)	(390,775)
Disposals		8,294	7,357
Depreciation expense	4	(58,582)	(118,196)

Balance at end of year		(551,902)	(501,614)

Net book value at end of year		47,891	102,375

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 4.

	Years Ended June 30,
	2007	2006

Laboratory equipment, at cost	368,960	368,960
Less accumulated depreciation	(362,720)	(351,139)

Total laboratory equipment	6,240	17,821

Computer equipment, at cost	116,013	120,209
Less accumulated depreciation	(101,750)	(87,287)

Total computer equipment	14,263	32,922

Furniture and fittings, at cost	43,421	43,421
Less accumulated depreciation	(16,138)	(13,070)

Total furniture and fittings	27,283	30,351

Leasehold improvements, at cost	71,399	71,399
Less accumulated depreciation	(71,294)	(50,118)

Total leasehold improvements	105	21,281

Total	47,891	102,375

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2007	2006
9. TRADE AND OTHER PAYABLES

Trade creditors	459,989	952,145
Accrued research and development expenses	767,572	242,113
Accrued intellectual property expenses	46,173	14,764
Accrued personnel expenses	45,091	20,894
Accrued audit fees	190,000	111,213
Accrued marketing expenses	56,769	14,531
Other accrued expenses	96,015	67,698
Amounts payable to Directors	-	115,000

	1,661,609	1,538,358

		Years Ended June 30,
	Notes	2007	2006
10. PROVISIONS

Current
Annual leave	18	77,465	76,672

Non-Current
Long service leave	18	49,915	76,766

	Years Ended June 30,
	2007	2006
11. FINANCIAL LIABILITIES

Warrants over ADRs	321,001	928,692

Following a meeting of shareholders on June 1, 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and 3 million warrants to US investors. The US investors acquired the ADRs at a price of USD 5.00 per ADR with a 3 or 4 attaching warrant. The issue raised USD 20 million (AUD 28.9 million) before costs. The warrants are convertible to ADRs on or before June 4, 2009 at an exercise price of USD 8.00 per warrant.

Under the historical version of Australian Generally Accepted Accounting Principles, as applicable for the Company at June 2004, the USD 20 million was recorded in Issued Capital in an amount reflecting the proceeds received. No value was attributed to the warrants. Upon the conversion to A-IFRS on July 1, 2005, the accounting treatment within the financial statements was not altered.

Following a review of the financial statements in December 2006, the Company has identified that the incorrect accounting treatment of this transaction has occurred under A-IFRS.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency, different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee ("IFRIC") noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a Financial Liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board ("IASB") to amend IAS 32. As the IASB declined to make such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as Financial Liabilities continues to stand.

As a consequence, on initial recognition the fair value of the warrants was required to be recognized as a Financial Liability at their fair value, reducing the Issued Capital recorded. Each reporting date the Financial Liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Statement of Operations.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

11. FINANCIAL LIABILITIES continued

At June 30, 2006 as a result of the correction previously presented non-current Financial Liabilities are increased by $928,692, Issued Capital decreased by $8,823,548 and Accumulated Losses decreased by $7,894,856. As at June 30, 2007, a Gain on Fair Valuation of Financial Liabilities of $607,691 has been recorded in the Statement of Operations.

The basic and diluted loss per share of the Company for the period ended 30 June 2006 has decreased by 0.10 cents to 9.05 cents.

The correction impacts the measurement and classification of these instruments for accounting purposes only. All of the material terms and conditions of these contracts have been correctly and appropriately disclosed in prior period financial statements. In this regard, the Company has an obligation to issue its equity instruments, via ADR's, to the warrant holders should they decide to exercise their warrants and remit USD 8.00 per ADR. The holders of the warrants cannot force the Company to settle the contracts in cash. Consequently, despite the revised classification of the warrants as liabilities, they do not impact on the Company's cashflows.

12. COMMITMENTS AND CONTINGENCIES

The consolidated entity is not involved in any legal or arbitration proceedings and, so far as directors are aware, no such proceedings are pending or threatened against the consolidated entity.

In respect of expenditure commitments on leases, refer to note 17.

		Years Ended June 30,
	Notes	2007	2006	2005
13. ISSUED CAPITAL

(a) Issued Capital
Fully paid ordinary shares	13(b)	52,726,073	46,274,127	45,838,897
Options over fully paid ordinary shares	13(c)	1,262,339	-	-

		53,988,412	46,274,127	45,838,897

(b) Movements in shares on issue

	June 30,
	2007		2006		2005
	Number of Shares	$	Number of Shares	$	Number of Shares	$
Beginning of the year	128,144,260	46,274,127	127,319,260	45,838,897	115,984,380	40,681,945

Movement during the year	23,373,718	6,451,946	825,000	435,230	11,334,880	5,156,952

End of the year	151,517,978	52,726,073	128,144,260	46,274,127	127,319,260	45,838,897

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

13. ISSUED CAPITAL (continued)

Details of share issuances are as follows:
Date	Details	Notes	Number	Issue Price	$
August 9, 2004	Non-cash share issue in settlement of litigation	(iii)	1,350,000	0.56	756,000
September 16, 2004	Non-cash share issue in consideration for services provided by consultants	(i)	49,775	0.82	40,816
December 8, 2004	Exercise of options		9,506,666	0.50	4,753,333
December 17, 2004	Non-cash share issue to directors	(ii)	249,999	0.48	120,000
February 21, 2005	Non-cash share issue in consideration for services provided by consultants	(i)	178,440	0.55	98,142
	Capital raising costs	(iv)	-	-	(611,339)
Year ended June 30, 2005			11,334,880		5,156,952

August 10, 2005	Non cash share issue in consideration for services provided by consultants	(i)	825,000	0.53	437,250
	Capital raising costs		-	-	(2,020)

Year ended June 30, 2006			825,000		435,230

August 31, 2006	Shares to investors as part of a private placement	(i)	250,000	0.1725	43,125
October 13, 2006	Exercise of options		80,000	-	33,200
November 29, 2006	Shares to investors as part of a private placement		15,616,246	0.30	4,669,257
December 1, 2006	Exercise of options		15,000	-	6,225
December 28, 2006	Shares to investors as part of private placement		6,148,222	0.30	1,808,764
April 16, 2007	Exercise of options		38,000	-	15,770
May 3, 2007	Non cash share issue in consideration for services provided by consultants	(i)	200,000	0.48	96,000
May 31, 2007	Non cash share issue in consideration for services provided by consultants	(i)	281,250	0.36	99,779
May 31, 2007	Non cash share issue to employees	(iv)	120,000	0.38	45,600
May 31, 2007	Exercise of options		625,000	-	51,544
	Capital raising costs		-	-	(417,318)

Year ended June 30, 2007			23,373,718		6,451,946

(i)
Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued. Shares issued to consultants have been valued as outlined below:

September 16, 2004

The fair value of the services was based on an arms length transaction with the consultant which was contractually agreed at a value of US$30,000 to be settled via the issue of shares.

February 21, 2005

The fair value of the services was based on an arms length transaction with the consultant which was contractually agreed at a value of US$75,000 to be settled via the issue of shares.

August 10, 2005

The services provided by this consultant were documented in a consultancy agreement which outlined remuneration in the form of an annual fee, milestone fees and share based compensation in the form of shares and options. The equity-based compensation is not linked to any particular milestone or element of the services to be provided under the terms of the agreement.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

13. ISSUED CAPITAL (continued)

Given the extended period of consultant involvement and associated milestones, the Company determined there were no comparable service examples against which to benchmark the value of the consultants’ services. Additionally, there was no distinction between the portion of the services which gave rise to the cash entitlements and the portion that gave rise to share and option entitlements. As the Company could not reliably estimate the fair value of the services received, the Company determined that it was appropriate to measure the services at the fair value of the underlying equity instruments issued.

August 31, 2006, May 3, 2007 and May 31, 2007

The services provided by these consultants were documented in consultancy agreements which outlined remuneration in the form of an annual fee and share based compensation in the form of shares. The equity-based compensation is not linked to any particular milestone or element of the services to be provided under the terms of the agreements.

Given the extended period of consultants involvement and associated milestones, the Company determined there were no comparable service examples against which to benchmark the value of the consultants’ services. Additionally, there was no distinction between the portion of the services which gave rise to the cash entitlements and the portion that gave rise to share entitlements. As the Company could not reliably estimate the fair value of the services received, the Company determined that it was appropriate to measure the services at the fair value of the underlying equity instruments issued.

(ii)	The base fee for three of the Company’s directors was paid by the issue of 83,333 shares each as approved at the 2004 Annual General Meeting.

(iii)	The Company settled a litigation dispute with P.N. Gerolymatos via the issue of 1,350,000 shares valued as of the date the settlement agreement was signed.

(iv)
The capital raising costs incurred in fiscal year 2005 include the issue of warrants to a consultant as part of the US capital raising that occurred in June 2004. Capital raising costs also include the issue of options to a consultant that assisted the Company with the June 2004 US capital raising and the exercise of options.

(v)
Shares issued to employees for services are recorded as non-cash compensation and are recognized at the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued. Shares issued to employees have been valued as outlined below:

May 31, 2007

The shares issued to this employee were issued in recognition of past services and were outside of the employees, employment contract. Under the employment contract the employee received a salary and equity issues. As this equity issue was not for a particular service, the Company could not reliably estimate the fair value of the service received. The Company has therefore determined that it was appropriate to measure the services at the fair value of the underlying equity instruments issued.

(c) Movements in options on issue

	June 30,
	2007		2006		2005
	Number of Options	$	Number of Options	$	Number of Options	$
Beginning of the year	-	-	-	-	-	-

Movement during the year	4,352,893	1,262,339	-	-	-	-

End of the year	4,352,893	1,262,339	-	-	-	-

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

13. ISSUED CAPITAL (continued)

Details of option issuances are as follows:
Date	Details	Number	Issue Price	$
November 29, 2006	Options to investors as part of a capital raising	3,123,248	0.29	905,743
December 28, 2006	Options to investors as part of a capital raising	1,229,645	0.29	356,596
Year ended June 30, 2007		4,352,893		1,262,339

(d) Terms and conditions of issued capital

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of winding up the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

Options

Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company. Options may be exercised at any time from the date they vest to the date of their expiry. Share options convert into ordinary shares on a one for one basis on the date they are exercised.

(e) Shares issued after reporting date

There have been no shares or options issued after reporting date.

		Years Ended June 30,
	Notes	2007	2006	2005
14. RESERVES

(a) Share Based Payments
Options over fully paid ordinary shares	14(b)	2,137,824	898,252	478,999
Options over ADRs	14(c)	1,515,434	1,515,434	1,515,434
Warrants over ADRs	14(d)	453,563	453,563	453,563

		4,106,821	2,867,249	2,447,996

The share based payment reserve arises on the grant of options and/or issuance of warrants to directors, executives, consultants or employees. Amounts are transferred out of the reserve and into issued capital when the options and/or warrants are exercised.

(b) Movements in share options over fully paid ordinary shares

	Years Ended June 30,
	2007		2006		2005
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)
Beginning of the year	5,752,500	898,252	3,312,000	478,999	21,269,167	-
Issued during the year	5,908,762	1,153,422	2,678,000	258,020	2,700,000	478,999
Expired during the year	(825,000)	-	(200,000)	-	(11,150,501)	-
Forfeited during the year	(150,000)	(2,950)	(37,500)	-	-	-
Amortization of option expenses	-	195,839	-	161,233	-	-
Exercised during the year (Note 13(b))	(758,000)	(106,739)	-	-	(9,506,666)	-

End of the year	9,928,262	2,137,824	5,752,500	898,252	3,312,000	478,999

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

14. RESERVES (continued)

Details of option issuances are summarized as follows.

2005

•
On December 17, 2004, the Company issued 600,000 options to outside consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. Of the 600,000 options, 400,000 options vested immediately and 200,000 options vest quarterly over a one-year vesting period. The options are exercisable until December 17, 2007 at an exercise price of A$0.50 per option.

•
On December 17, 2004, the Company issued 1,600,000 options to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are escrowed for one year from the date of grant and are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010. This issue was approved by shareholders at the 2004 Annual General Meeting.

•
On February 21, 2005, the Company issued 500,000 options to the Company Secretary under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) as reward for services rendered to the Company. Such options vested immediately and are exercisable on or before December 17, 2007 at an exercise price of A$0.50 per option.

2006

•
On August 10, 2005, the Company issued 413,000 options to an outside consultant as reward for services rendered to the Company. Such options are exercisable on or before February 1, 2007 at an exercise price of A$0.50 per option. This issue was approved by shareholders at the 2005 Annual General Meeting.

•
On February 2, 2006, the Company issued 890,000 options to employees under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010.

•
On February 2, 2006, the Company issued 1,300,000 options to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are escrowed for one year from date of grant and are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010. This issue was approved by shareholders at the 2005 Annual General Meeting.

•
On June 30, 2006, the Company issued 75,000 options to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010.

2007

•
On October 13, 2006, the Company issued 133,000 options to employees under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on July 31, 2008.

•
On December 1, 2006, the Company issued 3,200,000 options to directors and an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.80 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on July 31, 2009.

•
On December 1, 2006, the Company issued 312,500 options to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014.

•
On April 16, 2007, the Company issued 206,478 options to employees under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011.

•
On April 16, 2007, the Company issued 39,284 options to an outside consultant under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011.

•
On April 16, 2007, the Company issued 1,000,000 options to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

14. RESERVES (continued)

•
On April 16, 2007, the Company issued 40,000 options to an outside consultant under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014.

•
May 31, 2007, the Company issued 312,500 options to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014.

•
On June 12, 2007, the Company issued 40,000 options to an outside consultant under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014.

•
On June 12, 2007, the Company issued 375,000 options to outside consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011.

•
On June 19, 2007, the Company issued 250,000 options to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014.

(c) Movements in share options over ADRs

	Years Ended June 30,
	2007		2006		2005
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)
Beginning of the year	380,000	1,515,434	380,000	1,515,434	-	-
Issued during the year	-	-	-	-	380,000	1,515,434

End of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

Details of option issuances are summarized as follows.

2005

On December 17, 2004, the Company issued 380,000 options to a director under the 2004 ADS Option Plan (see Note 18) as per his employment contract. The options vested on June 14, 2005 following an agreement between Jonas Alsenas and the Company on Jonas Alsenas stepping down as CEO and director of the Company and are exercisable at US$5.00. The options expire on December 17, 2012 and upon exercise convert to ADRs (1 ADR = 10 ordinary shares). This issue was approved by shareholders at the 2004 Annual General Meeting.

(d) Movement in warrants

	Years Ended June 30,
			2006		2005
	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)
Beginning of the year	320,000	453,563	320,000	453,563	-	-
Issued during the year	-	-	-	-	320,000	453,563

End of the year	320,000	453,563	320,000	453,563	320,000	453,563

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

14. RESERVES (continued)

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

(e) Terms and conditions of reserves

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

(f) Options and warrants issued after reporting date

There have been no options or warrants issued after reporting date.

	Years Ended June 30,
	2007	2006
15. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(41,340,718)	(29,750,124)
Net loss for the year	(11,142,320)	(11,590,594)

Balance at end of year	(52,483,038)	(41,340,718)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2007	2006	2005
16. CASH FLOW STATEMENT

(a) Reconciliation of the net loss to the net cash flows from operations
Net loss	(11,142,320)	(11,590,594)	(10,293,031)

Non-cash items
Depreciation of property and equipment	58,582	118,196	65,223
Amortization of intangible assets	-	-	83,200
Non-cash issue of equity in consideration of operating expenses	1,579,132	856,503	2,144,191
Foreign exchange (gain)/loss	775,238	(268,960)	1,362,572
Impairment of core intellectual property	-	-	786,240
Gain/ (Loss) on fair value of financial liabilities	(607,691)	(128,715)	(5,801,397)
Loss on sale of non-current asset	161	894	-

Changes in assets and liabilities
Decrease/(increase) in trade and other receivables	97,662	(19,685)	(81,559)
Decrease/(increase) in other current assets	(57,707)	384,333	(422,396)
(Decrease)/increase in trade and other payables	123,251	(1,032,823)	665,231
Decrease/(increase) in provision for employee entitlements	(26,058)	29,636	72,913

Net cash flows used in operating activities	(9,199,750)	(11,651,215)	(11,418,813)

(b) Reconciliation of cash and cash equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	456,193	684,006	1,163,077
- term deposit/on call	6,953,063	6,829,772	11,290,227
- commercial bill	-	2,500,000	9,000,000

Closing cash and cash equivalents balance	7,409,256	10,013,778	21,453,304

(c) Non-cash financing and investing activities

During the years ended June 30, 2007, 2006 and 2005, the Company issued shares, options and warrants in connection with non-cash transactions. See Notes 13(b), 14(b), 14(c) and 14(d).

17. EXPENDITURE COMMITTMENTS

The Company has no commitments under non-cancelable operating leases as at the year end or date of this report. The Company leases premises on a monthly rolling agreement. Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in note 21.

The Company has commitments under Research and Development contracts within 1 year of $1,295,265. There are no Research and Development contract commitments after 1 year.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2007	2006
18. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS

(a) Employee Entitlements

The aggregate employee entitlement liability is composed of:
Provisions (current)	10	77,465	76,672
Provisions (non-current)	10	49,915	76,766

Number of employees: 10 (2006: 14 employees)		127,380	153,438

(b) Employee and Consultant Plans

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of Employee and Consultant Plans designed to reward directors, employees and/or consultants for their contributions to the Company. The plans are to be used as a method of retaining key personnel for the growth and development of the Company. Due to Prana’s US presence, a US plan (the 2004 ADS Option Plan) and an Australian plan (the 2004 Employees, Directors and Consultants Share and Option Plan) were developed. At June 30, 2007, equity had been issued to one director under the 2004 ADS Option Plan and five directors, 10 consultants and 14 employees under the 2004 Employees, Directors and Consultants Share and Option Plan. At the 2004 Annual General Meeting shareholders authorized the Company to issue in aggregate up to 12 million ordinary shares under the plans. This was increased to 22 million ordinary shares at the 2005 Annual General Meeting. The Share Plan Committee, a sub-committee of the Remuneration Committee administers the Plans and is able to change the terms of the equity issued under them from the default terms.

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

Information with respect to the number of options granted under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

	Years Ended June 30,
	2007		2006		2005
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)
Beginning of the year	4,927,500	0.11	2,700,000	0.20	-	-
Issued during the year	5,908,762	nil	2,265,000	nil	2,700,000	0.20
Exercised during the year	(758,000)	nil	-	-	-	-
Forfeited during the year	(150,000)	nil	(37,500)	nil	-	-

Outstanding at year end	9,928,262	0.06	4,927,500	0.11	2,700,000	0.20

Exercisable at year end	2,140,000	0.26	1,100,000	0.50	1,100,000	0.50

The range of exercise prices of options outstanding at period end is nil to A$0.50. These options have a weighted average remaining contractual life of three years. The weighted average fair value of options granted during the period was determined in accordance with note 1(p) as A$0.36, A$0.18 and A$0.36 for the years ended June 30, 2007, 2006 and 2005, respectively. The weighted average assumptions in calculating fair value were as follows:

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

18. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

•	risk-free interest rate of 6.02% for 2007, 5.31% for 2006 and 5.12% for 2005;

•	no dividends;

•	expected volatility of 86% for 2007, 117% for 2006 and 67% for 2005; and

•	expected life of four years for 2007, three years for 2006 and two years for 2005.

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

In 2004 and 2006 there were a total of 825,000 options issued to a consultant outside of the Australian Employee, Directors and Consultants Share and Option Plan . These options expired in the year ended June 30, 2007.

Information with respect to the number of shares issued under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

	Years Ended June 30,
	2007	2006	2005
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	428,439	428,439	-
Issued during the year [1]	1,359,250	-	428,439

End of the financial year	1,787,689	428,439	428,439

1 In the year ended June 30, 2007 this includes 758,000 options issued under the 2004 Employees, Directors and Consultants Share and Option Plan that were exercised.

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2007			2006			2005
	Number of Options	Weighted Average Exercise Price ($)		Number of Options	Weighted Average Exercise Price ($)		Number of Options	Weighted Average Exercise Price ($)
Beginning of the year	380,000	$	US5.00 (A$5.89)	380,000	$	US5.00 (A$6.85)	-		-
Issued during the year[1]	-		-	-		-	380,000	$	US5.00 (A$6.57)

Outstanding at year end	380,000	$	US5.00 (A$5.89	380,000	$	US5.00 (A$6.85)	380,000	$	US5.00 (A$6.57)

Exercisable at year end [1]	380,000	$	US5.00 (A$5.89	380,000	$	US5.00 (A$6.85)	380,000	$	US5.00 (A$6.57)

1These options are exercisable into ADRs (one US option converts to one NASDAQ ADR = ten ASX shares)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

18. EMPLOYEE ENTITLEMENTS AND SUPERANNUATION COMMITMENTS (continued)

The range of exercise prices of options outstanding at period end is US$5.00 for all options. These options have a weighted average remaining contractual life of five and a half years. The weighted average fair value of options granted during the period was determined in accordance with note 1(p) as A$3.99 for the year ended June 30, 2005. No options were issued in the year ended June 30, 2007 and 2006. The weighted average assumptions in calculating fair value were as follows:

•	risk-free interest rate of 5.4% for 2005;

•	no dividends;

•	expected volatility of 74% for 2005; and

•	expected life of eight years for 2005.

The benefit to executives, employees, director and consultants is recognized in the financial statements over the period in which the services are provided. Refer to notes 13, 14 and 21 for further information.

Options issued carry no dividend rights or right to vote.

19.	SUBSEQUENT EVENTS

On September 12, 2007 the Company issued a Notice of Meeting seeking shareholder approval for the issue of shares and options to raise up to A$10 million. The meeting is scheduled for October 15, 2007.

Other than as discussed above, no matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

	Years Ended June 30,
	2007	2006	2005
20. LOSS PER SHARE
Basic and diluted loss per share	(0.08)	(0.09)	(0.08)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	140,754,495	128,053,601	122,754,061

The options and warrants in place do not have the effect of diluting the loss per share.

21. KEY MANAGEMENT PERSONNEL COMPENSATION

(a) The Key Management Personnel of Prana Biotechnology Ltd during the year:

Geoffrey Kempler	Executive Chairman Chief Executive Officer
Colin Masters	Executive Director	Resigned 2 July 2007
Brian Meltzer	Non-Executive Director
George Mihaly	Non-Executive Director
Peter Marks	Non-Executive Director
Ross Murdoch	President and Chief Operating Officer	Resigned 31 May 2007
Dianne Angus	Senior Vice President of Business Development, IP and Research Chief Operating Officer (Change of Role May 31, 2007)
Richard Revelins	Company Secretary Chief Financial Officer

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

21. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

Non-executive Directors are remunerated out of the aggregate amount approved by Shareholders and at a level that is consistent with industry standards. Non-executive Directors do not receive performance based bonuses and prior Shareholder approval is required to participate in any issue of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

	Short Term Benefits		Post-Employment	Equity
2007 Directors’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $
Geoffrey Kempler 1,3 & 4	341,515	-	34,151	178,030	553,696
Colin Masters 2&3	115,000	-	-	126,358	241,358
Brian Meltzer 1&3	96,330	-	8,670	53,408	158,408
George Mihaly 1&3	110,000	-	-	53,408	163,408
Peter Marks 2&3	75,000	-	-	37,907	112,907

	737,845	-	42,821	449,111	1,229,777

1 This equity was issued as per the AGM held on November 17, 2004. As per A-IFRS the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days. See 2006 remuneration table for valuation.

2 This equity was issued as per the AGM held on November 30, 2005. As per A-IFRS the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days. See 2006 remuneration table for valuation.

3 This equity was issued as per the AGM held on November 30, 2006. As per A-IFRS the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$0.80 for five consecutive trading days.

4 On February 1, 2007 Mr Kempler received a salary increase to $351,273 plus 10% superannuation, an increase from $333,636 plus 10% superannuation.

5 In accordance with his employment contract, long service leave has been accrued for Mr Kempler. At June 30, 2007 $18,163 had been accrued to date. No amounts have been paid in the June 30, 2007 financial year.

The option price for the options issued were calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: November 30, 2006
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: A$0.00
Spot Price: A$0.43
Barrier: A$0.80
Days to Expiry: 974
Volatility: 100%
Risk-free Interest Rate: 6.02%
Expected Dividends: A$0.00
Option Price: A$0.38

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

21. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2006 Directors’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $
Geoffrey Kempler 1 & 3	334,545	100,000	33,455	92,770	560,770
Colin Masters [2]	115,000	-	-	16,775	131,775
Brian Meltzer [1]	97,569	-	7,431	27,831	132,831
George Mihaly [1]	105,000	-	-	27,831	132,831
Peter Marks [2]	75,000	-	-	5,033	80,033

	727,114	100,000	40,886	170,240	1,038,240

1 This equity was issued as per the AGM held on November 17, 2004. As per A-IFRS the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days.

The option price for the options issued were calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: November 17, 2004
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: A$0.00
Spot Price: A$0.56
Barrier: A$1.00
Days to Expiry: 2008
Volatility: 70%
Risk-free Interest Rate: 5.05%
Expected Dividends: A$0.00
Option Price: A$0.51

2 This equity was issued as per the AGM held on November 30, 2005. As per A-IFRS the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days. The option price was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: November 30, 2005
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: A$0.00
Spot Price: A$0.21
Barrier: A$1.00
Days to Expiry: 1609
Volatility: 110%
Risk-free Interest Rate: 5.35%
Expected Dividends: A$0.00
Option Price: A$0.18

3 Mr Kempler achieved a bonus milestone, the successful completion of the Phase 1 trial for PBT-2 as set out in his employment contract. There is a potential for a further A$100,000 bonus for the satisfactory completion of a proof of concept study such as a Phase Two (A) trial on efficacy and dosage.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

21. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2007 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Shares $	Total $
Richard Revelins	80,000	-	-	25,613	-	105,613
Ross Murdoch [1]	303,014	-	24,445	51,544	45,600	424,603
Dianne Angus [2]	258,750	-	23,288	565,655	-	847,693

	641,764	-	47,733	642,812	45,600	1,377,909

1 On May 31, 2007, Dr Murdoch ceased his employment with the Company. The base fee includes unused annual leave. Dr Murdoch received 120,000 ordinary shares valued at the market share price at date of grant, of $0.38 per ordinary share. Dr Murdoch also received options. The option price was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 7 August 2006
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.30
Barrier: $0.40
Days to Expiry: 31
Volatility: 88%
Risk-free Interest Rate: 5.89%
Expected Dividends: $0.00
Option Price: $0.08

2 Ms Angus received a salary increase to A$268,125 plus 9% superannuation. Ms Angus contracted working days increased from four to five days per week. In accordance with her employment contract, long service leave has been accrued for Ms Angus. At June 30, 2007, $6,091 had been accrued to date. No amounts have been paid in the June 30, 2007 financial year. Ms Angus received two tranches of options. The option prices were calculated using the Barrier Pricing Model applying the following inputs:

Tranche 1
Grant Date: 2 October 2006
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.48
Barrier: $0.40
Days to Expiry: 5
Volatility: 23%
Risk-free Interest Rate: 5.87%
Expected Dividends: $0.00
Option Price: $0.48

Tranche 2
Grant Date: 12 June 2007
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.35
Barrier: $0.40
Days to Expiry: 2555
Volatility: 82%
Risk-free Interest Rate: 6.38%
Expected Dividends: $0.00
Option Price: $0.34

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

21. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2006 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Shares $	Total $
Richard Revelins	80,000	-	-	-	-	80,000
Ross Murdoch [1]	285,000	-	25,650	-	-	310,650
Dianne Angus [2]	185,048	-	16,654	-	-	201,702

	550,048	-	42,304	-	-	592,352

1 On January 1, 2006, Dr Murdoch received a salary increase to A$295,000 plus 9% superannuation.

2 On January 1, 2006, Ms Angus received a salary increase to A$195,000 plus 9% superannuation. Ms Angus received additional remuneration in recognition of additional hours worked over her contracted 4 days per week.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

21. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Director was under contract at June 30, 2007:

	Duration	Notice Requirements	Termination	Bonus/ Equity Entitlements
Mr Geoffrey Kempler	Until termination by either party Signed September 21, 2007	For Good Reason Mr. Kempler may terminate with 30 days notice
*Pay a termination payment of A$1 million provided the company has sufficient capital resources to fulfil the obligation

*Accrued entitlements, bonuses and equity issues

*Accelerate the vesting of any unvested options

The Company will pay Mr Kempler a:

• Bonus of $50,000 following a capital raising of at least A$7m (before costs) prior to 30 September 2007.

• Bonus of $25,000 following a further capital raising of at least A$12m (before costs) anytime in the 2008 financial year.

		Without Good Reason Mr. Kempler may terminate with 90 days notice	*Bonus pro-rated only if termination occurs in 1st year *Accrued entitlements, bonuses and equity issues *Permitted to exercise any unvested options to purchase shares that pre-existed in contract
• Bonus of $25,000 for attaining a share price above $0.60 for at least four consecutive trading days by 30 June 2008

• Bonus of $50,000 for implementation of the following:

• Completion of clinical trial recruitment by 30 September 2007 - $10K bonus

• Completion of signed Statistical Analysis Report by 29 February 2008 - $10K bonus

• Regular meetings (minimum twice yearly) of the full Integrated Advisory Board - $6K bonus

		Without Cause the Company may terminate with 90 days notice	*Pay a termination payment of A$1 million *Accrued entitlements, bonuses and equity issues *Accelerate the vesting of any unvested options
• Review and provide written proposal to the board of Prana’s Intellectual Property Portfolio to determine other value add opportunities for license, merger and acquisition or divestment by 31 December 2007 - $14K bonus

• Develop Prana staff retention strategy and action plan by 31 October 2007 and implement by 31 December 2007 - $10K bonus

		With Good Reason the company may terminate with 30 days notice	*Bonus pro-rated only if termination occurs in 1st year *Accrued entitlements, bonuses and equity issues *Permitted to exercise any unvested options to purchase shares that pre-existed in contract

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

21. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Senior Executives were under contract during the financial year ended June 30, 2007:

	Duration	Notice Requirements	Termination	Bonus/ Equity Entitlements
Dr Ross Murdoch	Until termination by either party Signed August 7, 2006 Resigned May 31, 2004	For Good Reason Dr Murdoch may terminate with 30 days notice
* Pay remuneration entitlements up to May 29, 2008 or if termination occurs after May 29, 2007, then 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity.

* Accrued entitlements

* Accelerate the vesting of any unvested options

1,250,000 options exercisable at A$nil on or before August 7, 2014 provided that the share price reaches A$0.40 for five consecutive trading days. 25% of the options vest on August 7, 2006, 25% vest on May 29, 2007, 25% vest on May 29, 2008 and the remaining 25% vest on May 29, 2009.

		Without Good Reason Dr Murdoch may terminate with 120 days notice	* Permitted to keep and/or exercise options that have vested at the time of termination
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

* Accrued entitlements

* Accelerate the vesting of any unvested options

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)
21. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Duration	Notice Requirements	Termination	Equity Entitlements
		With Cause the Company may terminate without notice	* Permitted to keep and/or exercise options that have vested at the time of termination.
Ms Dianne Angus	Until termination by either party Signed October 2, 2006 Amendment signed June 12, 2007	For Good Reason Ms Angus may terminate with 30 days notice
* Pay remuneration entitlements 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity.

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

1,000,000 options upon signing. The options are exercisable at A$nil on or before August 7, 2014 provided that the share price reached A$0.40 for five consecutive trading days.

250,000 options exercisable at A$nil on or before August 7, 2014 provided that the share price reaches A$0.40 for five consecutive trading days.

		Without Good Reason Ms Angus may terminate with 120 days notice	* Permitted to keep and/or exercise options that have vested at the time of termination * Accrued entitlements including all unreimbursed business expenses
Without Cause the Company may terminate with 120 days notice
* Pay remuneration entitlements 1 year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity.

* Accrued entitlements including all unreimbursed business expenses

* Accelerate the vesting of any unvested options

		With Cause the Company may terminate without notice	* Accrued entitlements including all unreimbursed business expenses * Permitted to keep and/or exercise options that have vested at the time of termination.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2007	2006	2005
22. AUDITORS’ REMUNERATION

Amounts received or due and receivable for:
- audit fees [1]	240,800	202,600	175,481
- tax fees	-	185	11,631
- other fees	-	3,030	14,920

	240,800	205,815	202,032

1 An additional $19,317 was paid to the prior auditors during the year ended June 30, 2007

23. RELATED PARTY TRANSACTIONS

a. Equity Interests in Subsidiaries

Prana owns 100% of its subsidiaries, Prana Biotechnology Inc and Prana Biotechnology UK Ltd.

b. Key Management Personnel Remuneration

Details of key management personnel remuneration is disclosed in note 21 to the financial statements.

c. Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of Prana Biotechnology Ltd	Balance July 1, 2006	Received as Remuneration	Received on Exercise of Options	Net Change Other[2]	Balance June 30, 2007
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Colin Masters	184,666	-	-	-	184,666
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Richard Revelins	92,808	-	-	(72,500)	20,308
Ross Murdoch [1]	50,000	120,000	625,000	-	795,000
Dianne Angus	-	-	-	-	-

	17,978,917	120,000	625,000	(72,500)	18,651,417

Fully Paid Ordinary Shares of Prana Biotechnology Ltd	Balance July 1, 2005	Received as Remuneration	Received on Exercise of Options	Net Change Other[2]	Balance June 30, 2006
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Colin Masters	184,666	-	-	-	184,666
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Richard Revelins	42,808	-	-	50,000	92,808
Ross Murdoch	50,000	-	-	-	50,000
Dianne Angus	-	-	-	-	-

	17,928,917	-	-	50,000	17,978,917

1 The balance at 30 June 2007, is the balance at date of resignation.

2 These options were acquired or sold on market

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

23. RELATED PARTY TRANSACTIONS (continued)

Share Options of Prana Biotechnology Ltd	Balance July 1, 2006 No.	Granted as Remuneration No.	Options Exercised No.	Options Sold No.	Options Expired No	Balance June 30, 2007 No.	Total Exercisable June 30, 2007 No.	Total Not Exercisable June 30, 2007 No.
Geoffrey Kempler	1,000,000	1,000,000	-	-	-	2,000,000	-	2,000,000
Colin Master	1,000,000	1,000,000	-	-	-	2,000,000	-	2,000,000
Brian Meltzer	300,000	300,000	-	-	-	600,000	-	600,000
George Mihaly	300,000	300,000	-	-	-	600,000	-	600,000
Peter Marks	300,000	300,000	-	-	-	600,000	-	600,000
Richard Revelins	500,000	300,000	-	-	-	800,000	500,000	300,000
Ross Murdoch [1]	-	625,000	(625,000)	-	-	-	-	-
Dianne Angus	-	1,250,000	-	-	-	1,250,000	1,000,000	250,000

	3,400,000	5,075,000	(625,000)	-	-	7,850,000	1,500,000	6,350,000

Share Options of Prana Biotechnology Ltd	Balance July 1, 2005 No.	Granted as Remuneration No.	Options Exercised No.	Options Sold No.	Options Expired No	Balance June 30, 2006 No.	Total Exercisable June 30, 2006 No.	Total Not Exercisable June 30, 2006 No.
Geoffrey Kempler	1,000,000	-	-	-	-	1,000,000	-	1,000,000
Colin Master	-	1,000,000	-	-	-	1,000,000	-	1,000,000
Brian Meltzer	300,000	-	-	-	-	300,000	-	300,000
George Mihaly	300,000	-	-	-	-	300,000	-	300,000
Peter Marks	-	300,000	-	-	-	300,000	-	300,000
Richard Revelins	500,000	-	-	-	-	500,000	500,000	-
Ross Murdoch	-	-	-	-	-	-	-	-
Dianne Angus	-	-	-	-	-	-	-	-

	2,100,000	1,300,000	-	-	-	3,400,000	500,000	2,900,000

1 The balance at 30 June 2007, is the balance at date of resignation.

For further information on equity entitlements under employment contracts, refer to note 21.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

24. SEGMENT INFORMATION

The consolidated entity’s activities are predominantly within Australia and cover research into Alzheimer’s Disease and other major age-related degenerative disorders.

25. FINANCIAL INSTRUMENTS

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

At June 30, 2007, the consolidated entity had the following cash accounts:

•	US$3,462,460 (A$4,080,163) in a 29 day term deposit at a fixed interest rate of 5.15% which matured on 13 July 2007;

•	A$2,872,900 in at call deposit account, earning interest of 6.15%

•	A$210,406 in Australia dollar cheque accounts at variable interest rates ranging from 4.67% to 5.20% as of June 30, 2007

•	US$149,998 (A$176,758) in a US cheque account at a interest rate of 4.64% as of June 30, 2007

•	GBP$12,795 (A$30,215) in a GBP cheque account at a variable interest rate of 4.48% as of June 30, 2007;

•	EUR$22,680 (A$36,018) in a EUR cheque account at a variable interest rate of 3.33% as of June 30, 2007;

•	A$10,398 in a twelve month term deposit at a fixed interest rate of 6.40%which matures on 13 January 2008;

•	A$35,238 in a four month term deposit at a fixed interest rate of 6.30%which matures on 17 October 2007;

•	A$200 in petty cash which does not earn any interest;

•	SEK$970 (A$167) in petty cash which does not earn any interest;

•	US$2,000 (A$2,357) in petty cash which does not earn any interest; and

•	CA$65 (A$72) in petty cash which does not earn any interest.

The weighted average interest rate is 4.57%for cash and cash equivalents and 6.32% for terms deposits over three months and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

At June 30, 2006, the consolidated entity had the following cash accounts:

•	US$4,217,217 (A$5,778,009) in a 30 day term deposit at a fixed interest rate of 4.98% which matured on July 7, 2006;

•	A$1,051,763 in at call deposit account, earning interest of 5.65%;

•	A$242,285 in Australia dollar cheque accounts at variable interest rates ranging from 4.75% to 5.80% as of June 30, 2006;

•	US$120,667 (A$165,326) in a US cheque account at a interest rate of 4.44% as of June 30, 2006;

•	GBP$12,255 (A$30,495) in a GBP cheque account at a variable interest rate of 2.90% as of June 30, 2006;

•	EUR$142,758 (A$245,487) in a EUR cheque account at a variable interest rate of 2.09% as of June 30, 2006;

•	A$2,500,000 in a 32 day commercial bill with a fixed interest rate of 5.82% which matured on July 24, 2006;

•	A$32,379 in a seven month term deposit at a fixed interest rate of 5.50% which matures on July 17, 2006;

•	A$10,000 in a 180 day term deposit at a fixed interest rate of 4.00% which matures on July 17, 2006; and

•	A$413 in petty cash which does not earn any interest.

The weighted average interest rate is 5.19% for cash and cash equivalents and 5.15% for terms deposits over 3 months and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

25. FINANCIAL INSTRUMENTS (continued)

Receivables and payables are non-interest bearing.

The consolidated entity’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2007	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash	453,397	6,953,063	-	2,796	7,409,256	4.57%
Receivables	-	-	-	96,499	96,499
Other current assets	-	45,636	-	122,903	168,539	6.32%

	453,397	6,998,699	-	222,198	7,674,294

Financial Liabilities
Payables	-	-	-	1,661,609	1,661,609
Provisions	-	-	-	321,001	321,001
Other financial liabilities	-	-	-	127,380	127,380

	-	-	-	2,109,990	2,109,990

June 30, 2006	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash	683,593	9,329,772	-	413	10,013,778	5.19%
Receivables	-	-	-	194,161	194,161
Other current assets	-	42,379	-	68,453	110,832	5.15%

	683,593	9,372,151	-	263,027	10,318,771

Financial Liabilities
Payables	-	-	-	1,538,358	1,538,358
Provisions	-	-	-	153,438	153,438
Other financial liabilities	-	-	-	928,692	928,692

	-	-	-	2,620,488	2,620,488

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

25. FINANCIAL INSTRUMENTS (continued)

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

26. ADDITIONAL COMPANY INFORMATION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered Office	Principal Place of Business
Suite 2 1233 High Street Armadale Vic 3143 Australia Tel: +61 (03) 9824 8166	Level 2 369 Royal Parade Parkville Vic 3052 Australia Tel: +61 (03) 9349 4906

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP

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

Reconciliation of net loss

		Years Ended June 30,
		2007	2006	2005

Net loss in accordance with A-IFRS		(11,142,320)	(11,590,594)	(10,293,031)
US GAAP adjustments:
Share-based compensation	(a)
Options issued to consultants for services rendered		-	-	196,389
Options issued to directors and employees for services Rendered		-	-	1,686,905
Shares issued to consultants and directors for services Rendered		-	-	(186,995)

Intangible assets - Capitalised patent costs	(b)
Costs capitalised under US GAAP but expensed under A-IFRS		-	-	284,924
Amortisation expense attributable to above		-	-	(307,806)
Impairment of costs capitalised under US GAAP but expensed under A-IFRS		-	-	(3,378,418)
Deferred tax effect of US GAAP adjustments	(c)	-	-	-

Net loss in accordance with US GAAP		(11,142,320)	(11,590,594)	(11,998,032)

Loss per share in accordance with US GAAP:
Basic and diluted		0.08	(0.09)	(0.10)
Weighted average shares - basic and diluted		140,754,495	128,053,601	122,754,061

Reconciliation of shareholders’ equity

Following, the adoption of A-IFRS, the Company has concluded there are no significant accounting principle differences with respect to the Company when applying both A-IFRS and US GAAP. The following is a summary of total equity prepared in accordance with US GAAP, which is the same as the total equity prepared in accordance with A-IFRS.

	Years Ended June 30,
	2007	2006
Total equity in accordance with A-IFRS	5,612,195	7,800,658
US GAAP adjustments:	-	-

Total equity in accordance with US GAAP	5,612,195	7,800,658

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

Roll forward analysis of shareholders’ equity under US GAAP

Certain adjustments recorded directly to total equity differ in classification when applying A-IFRS and US GAAP. These classification differences do not result in a difference between total equity when prepared under both A-IFRS and US GAAP. The classification differences are described below:

		Years Ended June 30,
		2007	2006
Balance in accordance with US GAAP, beginning of year		7,800,658	18,536,769
Issuance of shares in connection with private placement, net of issue costs		6,108,868	-
Issuance of shares in connection with exercise of options, net of issue costs		(3,840)	-
Issuance of options in connection with private placement		1,262,339	-
Issuance of options to consultants for services rendered	(a)	163,701	194,351
Issuance of options to directors and employees for services rendered	(a)	1,182,610	224,902
Issuance of shares to consultants and directors for services rendered	(a)	240,179	435,230
Net loss in accordance with US GAAP		(11,142,320)	(11,590,594)

Balance in accordance with US GAAP, end of year		5,612,195	7,800,658

a.	Share-based compensation

As described in Note 1(p), the Company adopted AASB 2. In accordance with the transitional provisions of AASB 2, the Standard has been applied retrospectively to all share-based payments granted / issued after November 7, 2002 and that were not yet vested as of January 1, 2005.

Through June 30, 2005, the Company accounted for options granted to employees and directors under U.S. GAAP using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25: Accounting for Stock Issued to Employees (“APB 25”) and related interpretations to measure employee stock compensation. Under APB 25, compensation expense was recognized to the extent that the quoted market price of the stock exceeded the exercise price of the options at the measurement date, and was charged to earnings ratably over the vesting period. For options that vest upon the achievement of a target stock price, compensation expense was recognized when the target is achieved.

The following table illustrates the effect on U.S. GAAP net loss and loss per share if the Company had applied the fair value recognition provisions of Statements of Financial Accounting Standards ("SFAS") No. 123: Accounting for Stock Based Compensation ("SFAS 123") to stock-based employee compensation for the year ended June 30, 2005.

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

Through June 30, 2005, the Company also accounted for shares issued consultants and directors under U.S. GAAP in accordance with SFAS 123 and EITF 96-18. Accordingly, compensation cost was based on the quoted market price of the shares measured on the date the services were completed.

Effective July 1, 2005, for U.S. GAAP purposes the Company adopted SFAS No. 123(R), Share-Based Payment (“SFAS 123R”) which replaces SFAS 123 and supersedes APB 25. Under the modified prospective method of SFAS 123R, the Company applies SFAS 123R for equity-based compensation awards (or portion thereof): (i) granted on or after July 1, 2005; (ii) modified on or after July 1, 2005; and (iii) not yet vested as of July 1, 2005. Such equity-based compensation awards are measured based on the fair value using the Black-Scholes model (for options without market conditions) or Barrier Pricing model (for options with market conditions). The compensation is recognized as an expense in the statement of operations over the requisite service period. Prior periods have not been restated.

As a result of adopting SFAS 123R on July 1, 2005, the Company ’s U.S. GAAP loss before income taxes and net loss for the year ended June 30, 2006 was A$76,469 higher than if the Company had continued to account for share-based compensation to employees and directors under APB 25. The impact of adopting SFAS 123R did not have a material impact on basic and diluted loss per share, cash flows from operating activities and cash flows from financing activities for the year ended June 30, 2006.

Total U.S. GAAP share-based compensation costs charged to the statement of operations was A$1,579,133, A$406,703 and A$444,075 for the years ended June 30, 2007, 2006 and 2005, respectively. No income tax benefits were recognized and no compensation cost was capitalized as part of property and equipment during the periods presented.

The retrospective transition provision of AASB 2 and the modified prospective transition provision of SFAS 123R give rise to GAAP differences in share−based compensation for the year ended June 30, 2005. There are no U.S. GAAP reconciling items attributable to share−based compensation for the year ended June 30, 2007 and 2006 as the impact on compensation cost resulting from differences in the standards, such as the determination of the measurement date for share−based payments made to nonemployees, is de minimis.

b.	Intangible assets - Capitalised patent costs

Under A-IFRS, patent costs are recognized at cost less accumulated amortization and impairment, provided the costs meet the criteria for recognition as an intangible asset (see Note 1(g)). Patent costs that do not meet the criteria for recognition as an intangible asset are expensed as incurred. At June 30, 2007, 2006 and 2005, Prana had no capitalized patent costs under A-IFRS.

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

For the year ended June 30, 2007 and 2006, there are no GAAP differences in respect to intangible assets. In the future, GAAP differences may arise to the extent that development costs meet the criteria for capitalization under A-IFRS (as development costs are expensed as incurred under U.S. GAAP).

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

27. RECONCILIATION TO US GAAP (continued)

d.	Classification differences

Under A-IFRS, the consolidated entity classifies interest income as revenue. Under US GAAP, interest income is classified as non-operating income.

Under A-IFRS, amortisation of intangible assets used in research and development projects is reported in amortisation expense. Under US GAAP, amortisation of intangible assets used in research and development projects is reported in research and development expense.

e.	Additional US GAAP disclosures

Share-based compensation

The following table summarizes the activity of share options issued to directors and employees during the years ended June 30, 2007, 2006 and 2005:

	Years Ended June 30,
	2007		2006		2005
	Number of Options	Weighted average exercise price ($)	Number of Options	Weighted average exercise price ($)	Number of Options	Weighted average exercise price ($)
Outstanding at beginning of year	4,327,500	0.06	2,100,000	0.12	409,667	0.50
Granted	5,414,478	-	2,265,000	nil	2,100,000	0.12
Exercised	(758,000)	-	-	-	-	-
Forfeited	(150,000)	-	(37,500)	nil	-	-
Expired	-	-	-	-	(409,667)	0.50
Outstanding at end of year (a)	8,833,978	0.03	4,327,500	0.06	2,100,000	0.12
Exercisable at end of year (b)	1,500,000	0.17	500,000	0.50	500,000	0.50

(a)
Of the 8,833,978 options outstanding as of June 30, 2007, 8,333,978 options have an exercise price of A$nil and a remaining weighted average contractual life of three years and a weighted average intrinsic value of A$0.35. The remaining 500,000 options have an exercise price of A$0.50 with a remaining weighted average contractual life of six months and a weighted average intrinsic value of A$nil. The weighted average contractual life of the 8,833,978 options outstanding is 3 years.

(b)
Of the 1,500,000 options exercisable as of June 30, 2007, 1,000,000 options have an exercise price of A$nil and a remaining weighted average contractual life of seven years and a weighted average intrinsic value of A$0.48. The remaining 500,000 options have an exercise price of A$0.50 with a remaining weighted average contractual life of six months and a weighted average intrinsic value of A$nil. The weighted average contractual life of the 1,500,000 options exercisable is four years.

The weighted average grant date fair value of the options issued to directors and employees under the 2004 Employees, Directors and Consultants Share and Option Plan during the years ended June 30, 2007, 2006 and 2005 is A$0.38, A$0.18 and A$0.44, respectively. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model for options without market conditions and the Barrier option pricing model was used for options with market conditions, with the following weighted average assumptions:

•	risk-free interest rate of 6.0% for 2007, 5.3% for 2006 and 5.2% for 2005;

•	no dividends;

•	expected volatility of 85.6% for 2007, 117.2% for 2006 and 65.7% for 2005; and

•	expected life of four years for 2007, four years for 2006 and five years for 2005.

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

27. RECONCILIATION TO US GAAP (continued)

Expected life - This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical trend of option holders to exercise their option near the date of expiry. As a result the expected life is considered to equal the period from grant date to expiry date.

The following table summarizes the activity of share options issued to directors under the 2004 ADS Option Plan (adopted on November 17, 2004) during the years ended June 30, 2007, 2006 and 2005. Each option is exercisable for one ADR which equals ten shares. No options have been issued under the 2004 ADS Option Plan in the year ended June 30, 2007 and 2006.

	Years Ended June 30,
	2007			2006			2005
	Number of options over ADRs	Weighted average exercise price ($)		Number of options over ADRs	Weighted average exercise price ($)		Number of options over ADRs	Weighted average exercise price ($)
Outstanding at beginning of year	380,000	$	US5.00	380,000	$	US5.00	-		-
Granted	-		-	-		-	380,000	$	US5.00
Exercised	-		-	-		-	-		-
Forfeited	-			-			-
Expired	-		-	-		-	-		-
Outstanding at end of year (c)	380,000	$	US5.00 (A$5.89)	380,000	$	US5.00 (A$6.85)	380,000	$	US5.00 (A$6.57)
Exercisable at end of year (c)	380,000	$	US5.00 (A$5.89)	380,000	$	US5.00 (A$6.85)	380,000	$	US5.00 (A$6.57)

(c)
All 380,000 options outstanding and exercisable as of June 30, 2007 have an exercise price of US$5.00 (A$5.89) and a remaining weighted average contractual life of five and half years and a weighted average intrinsic value of nil.

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

The following table summarizes the activity of share options issued to consultants during the year ended June 30, 2006 and 2005:

	Years Ended June 30,
	2007		2006		2005
	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)	Number of options	Weighted average exercise price ($)
Outstanding at beginning of year	1,425,000	0.50	1,212,000	0.50	1,109,500	0.35
Granted	494,284	-	413,000	0.50	600,000	0.50
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	(825,000)	0.50	(200,000)	0.50	(497,500)	0.52
Outstanding at end of year (d)	1,094,284	0.27	1,425,000	0.50	1,212,000	0.50
Exercisable at end of year (e)	640,000	0.47	1,425,000	0.50	1,045,333	0.50

(d)
Of the 1,094,284 options outstanding as of June 30, 2007, 600,000 options have an exercise price of A$0.50 and a remaining weighted average contractual life of six months and a weighted average intrinsic value of A$nil. The remaining 494,284 options have an exercise price of A$nil with a remaining average contractual life of five years and a weighted average intrinsic value of A$0.35. The weighted average contractual life of the 1,094,284 options outstanding is two years and eight months.

(e)
Of the 640,000 options exercisable as of June 30, 2007, 600,000 options have an exercise price of A$0.50 with a remaining weighted average contractual life of six months and a weighted average intrinsic value of A$nil. The remaining 40,000 options have an exercise price of A$nil and a remaining weighted average contractual life of seven years and a weighted average intrinsic value of A$0.36.

The weighted average grant date fair value of options issued to consultants during the years ended June 30, 2007, 2006 and 2005 is A$0.34 and A$0.27, respectively. The fair value was estimated at the date of the grant using the Black-Scholes option pricing model with the following weighted average assumptions:

•	risk-free interest rate of 6.3% for 2007, 5.0% for 2006 and 4.9% for 2005;

•	no dividends;

•	expected volatility of 87% for 2007, 68% for 2006 and 62% for 2005; and

•	expected life of five years for 2007 , two years for 2006 and 2005.

During the years ended June 30, 2007, 2006 and 2005, the Company granted 481,250, 825,000 and 1,578,215 shares to consultants, respectively, with a weighted average grant date fair value of A$0.40, A$0.56 and A$0.57, respectively.

During the year ended June 30, 2005, the Company granted 249,999 shares to directors with a weighted average grant date fair value of A$0.48. No shares were granted to directors during the year ended June 30, 2007 and 2006. During the year ended June 30, 2007, the Company granted 120,000 shares to an employee, with a weighted average grant date fair value of A$0.38.

The following table summarizes the activity of warrants granted to consultants during the years ended June 30, 2007, 2006 and 2005:

	Years Ended June 30,
	2007		2006		2005
	Number of options	Weighted average exercise price (USD$)	Number of options	Weighted average exercise price (USD$)	Number of options	Weighted average exercise price (USD$)
Outstanding at beginning of year	320,000	8.00	320,000	8.00	-	-
Granted	-	-	-	-	320,000	8.00
Exercised	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Expired	-	-	-	-	-	-
Outstanding at end of year (e)	320,000	8.00	320,000	8.00	320,000	8.00
Exercisable at end of year (e)	320,000	8.00 (A$9.43)	320,000	8.00 (A$10.96)	320,000	8.00 (A$10.51)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

(f)
All 320,000 warrants outstanding and exercisable as of June 30, 2007 have an exercise price of USD$8.00 with a remaining weighted average contractual life of three years and a weighted average intrinsic value of nil.

The weighted average grant date fair value of warrants issued to consultants during the years ended June 30, 2005 is A$1.42. The fair value was estimated at the date of grant using the Black-scholes model with the following weighted average assumptions:

•	risk-free interest rate of 3.5%;

•	no dividends;

•	expected volatility of 71%; and

•	expected life of four and a half years.

3,000,000 warrants were issued as part of the June 2004 capital raising. These warrants have been recorded as a financial liability - see note 11. These warrants are exercisable on or before June 4, 2009 at an exercise price of USD$8.00. These warrants are convertible to one ADR which is equal to ten ordinary fully paid shares.

The following table summarizes the activity of share options issued to consultants under the Employee and Consultants Option Plan 2000 (adopted on November 22, 2000) during the year ended June 30, 2005. Each option was exercisable for one ordinary share. No options have been issued under the Employee and Consultants Option Plan 2000 for the years ended June 30, 2007 and 2006 as all options issued under the plan expired on June 30, 2005.

Year ended June 30, 2005
	Number of options over Ordinary Shares	Weighted average exercise price (A$)
Outstanding at beginning of year	437,500	0.50
Granted	-	-
Exercised	-	-
Expired	(437,500)	0.50
Forfeited	-	-
Outstanding at end of year	-	-
Exercisable at end of year	-	-

At June 30, 2007 there were options on issue that could not be exercised until the share price reached:

•	A$1.00 for at least five consecutive trading days
The Company has made the assumption that this market condition will not be reached until June 30, 2010. As a result, the expense related to these options is being recognized over the period from date of grant until June 30, 2010, a weighted average period of five years. At June 30, 2007 there was A$698,464 of total unrecognized compensation cost related to these awards yet to be expensed.

•	A$0.80 for at least five consecutive trading days
The Company has made the assumption that this market condition will not be reached until June 30, 2009. As a result, the expense related to these options is being recognized over the period from date of grant until June 30, 2009, a weighted average period of two and half years. At June 30, 2007 there was A$946,507 of total unrecognized compensation cost related to these awards yet to be expensed.

•	A$0.50 for at least five consecutive trading days
The Company has made the assumption that this market condition will not be reached until December 31, 2007. As a result, the expense related to these options is being recognized over the period from date of grant until December 31, 2007, a weighted average period of nine months. At June 30, 2007 there was A$45,630 of total unrecognized compensation cost related to these awards yet to be expensed.

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

The components of A-IFRS income (loss) before income tax expense consisted of the following for the years ended June 30, 2007, 2006 and 2005:

	Years ended June 30,
	2007	2006	2005
Australia	(11,139,374)	(11,664,476)	(10,217,734)
Foreign	(2,946)	73,882	(75,297)

The components of the US GAAP deferred tax assets and liabilities as of June 30, 2007, 2006 and 2005 are as follows:

	June 30,
	2007	2006[1]
Deferred tax assets
Net operating loss carryforwards	22,300,414	16,529,172
Foreign exchange losses	150,592	268,960
Section 40-880 deductions	215,538	-
Provision accruals	(9,883)	46,031
Other	36,473	61,744

Total gross deferred tax assets	22,693,134	16,905,907

Deferred tax liability	-	-

Net deferred tax asset	22,693,134	16,905,907

Valuation allowance	(22,693,134)	(16,905,907)

Net recorded deferred taxes	-	-

As of June 30, 2007, the Company has net operating loss carryforwards in Australia of A$75,643,779 that may be carried forward indefinitely and net operating loss carryforwards in the United States of A$2,946 that can be carried forward for 20 years.

Recently issued but not yet adopted accounting pronouncements

In July 2006, the Financial Accounting Standards Board, or the FASB issued Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” or FIN 48 as an interpretation of SFAS 109. This Interpretation clarifies the accounting for uncertainty in income taxes recognized by prescribing a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. This Interpretation also provides guidance on de-recognition of tax benefits previously recognized and additional disclosures for unrecognized tax benefits, interest and penalties. The evaluation of a tax position in accordance with this Interpretation begins with a determination as to whether it is more likely than not that a tax position will be sustained upon examination based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is then measured at the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement for recognition in the financial statements. FIN 48 is effective no later than fiscal years beginning after December 15, 2006, and is required to be adopted by the consolidated entity on July 1, 2007. The consolidated entity is currently assessing the impact of the adoption of FIN 48.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” or SFAS 157. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the FASB having previously concluded in those accounting pronouncements that fair value is the relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. This Statement is required to be adopted by the consolidated entity on July 1, 2008. The consolidated entity is currently assessing the impact of the adoption of this Statement.

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities, Including an amendment of FASB Statement No. 115” or SFAS 159. This Statement permits entities to measure eligible financial assets, financial liabilities and firm commitments at fair value, on an instrument-by-instrument basis, that are otherwise not permitted to be accounted for at fair value under other generally accepted accounting principles. The fair value measurement is irrevocable and subsequent changes in fair value must be recorded in earnings. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. This Statement is required to be adopted by the consolidated entity on July 1, 2008. At this time, management reasonably believes that the adoption of SFAS 159 will not have a material effect on the consolidated entity's financial position or results of operations.

f.	Development Stage

The Company meets the definition of a development stage enterprise under SFAS No. 7, “Accounting and Reporting by Development Stage Enterprises” (“SFAS 7”). The following additional disclosures, prepared on an A-IFRS basis considering the AASB 1 exemptions, are required in accordance with SFAS 7:

Cumulative consolidated statement of operations from the inception of the development stage (November 11, 1997) to June 30, 2007 - A-IFRS basis:

Period from inception of development stage (November 11, 1997) to June 30, 2007
Revenues from continuing operations	3,080,219
Other income	6,657,232

Research and development expenses	(28,582,837)
Research and development expenses - related party	(2,289,419)
Personnel expenses	(19,378,832)
Intellectual property expenses	(6,178,770)
Auditor and accounting fees	(1,157,351)
Travel expenses	(1,742,343)
Public relations and marketing expenses	(1,493,418)
Depreciation expenses	(567,554)
Amortization expenses	(461,760)
Other expenses	(5,750,097)
Other expenses - related party	(1,000,048)
Foreign exchange loss	(1,334,367)
Impairment of intangible assets	(786,240)
Gain on fair value of financial liabilities	8,502,547

Loss before income tax expense	(52,483,038)

Income tax expense	-

Net loss	(52,483,038)

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

Cumulative consolidated cash flow statement form the inception of the development stage (November 11, 1997) to June 30, 2007 - A-IFRS basis:

			Period from inception of development stage (November 11, 1997) to June 30, 2007
Cash Flows from Operating Activities
Payments to suppliers and employees			(55,480,069)
Payments to suppliers and employees - related party			(2,531,889)
Interest received			3,032,571
Government grant received			3,354,228
NASDAQ reimbursements received			231,304
Neuroscience Victoria monies received			3,093,750

Net cash flows (used in) operating activities			(48,300,105)

Cash Flows from Investing Activities
Proceeds from sale of equipment			675
Payments for purchase of equipment			(417,174)

Net cash flows (used in) investing activities			(416,499)

Cash Flows from Financing Activities
Proceeds from issue of shares			54,638,051
Payment of share issue costs			(4,077,835)
Proceeds from exercise of options			9,812,471
Payment for underwriting costs			(144,000)
Repayment of borrowings			(2,038,728)

Net cash flows provided by financing activities			58,189,959

Net decrease in cash and cash equivalents			9,473,355

Opening cash and cash equivalents brought forward			-
Exchange rate adjustments on cash and cash equivalents held in foreign currencies			(2,064,099)

Closing cash and cash equivalents carried forward	16(b	)	7,409,256

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

Equity issuances from the inception of the development stage (November 11, 1997) to June 30, 2007 - A-IFRS basis:

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

27. RECONCILIATION TO US GAAP (continued)

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

27. RECONCILIATION TO US GAAP (continued)

June 1, 2004	Issuance of shares in connection with private placements, net of costs	40,000,000	17,520,098
	Expired options		8,000
	Balance, June 30, 2004	115,984,380	40,681,945
August 9, 2004	Non-cash issuance of shares for settlement of litigation	1,350,000	756,000
September 16, 2004	Non-cash issuance of shares to consultants	49,775	39,616
December 8, 2004	Issuance of shares in connection with exercise of options, net of costs	9,506,666	4,145,811
December 17, 2004	Non-cash issuance of shares to directors	249,999	118,703
February 21, 2005	Non-cash issuance of shares to consultants	178,440	96,822
	Balance, June 30, 2005	127,319,260	45,838,897

August 10, 2005	Issuance of shares in connection with exercise of options, net of issue costs	825,000	435,230
	Balance, June 30, 2006	128,144,260	46,274,127

August 30, 2006	Issuance of shares in connection with private placement, net of costs	250,000	43,125
October 13, 2006	Exercise of options, net of costs	80,000	31,880
November 29, 2006	Issuance of shares in connection with private placement, net of costs	15,616,246	4,256,979
November 29, 2006	Issuance of options in connection with private placement	-	905,743
December 1, 2006	Exercise of options, net of costs	15,000	4,905
December 28, 2006	Issuance of shares in connection with private placement, net of costs	6,148,222	1,808,764
December 28, 2006	Issuance of options in connection with private placement	-	356,596
April 16, 2007	Exercise of options, net of costs	38,000	14,569
May 3, 2007	Non-cash issuance of shares to consultants, net of costs	200,000	94,800
May 31, 2007	Non-cash issuance of shares to consultants, net of costs	281,250	99,779
May 31, 2007	Non-cash issuance of shares to employees	120,000	45,600
May 31, 2007	Exercise of options, net of costs	625,000	51,545
	Balance, June 30, 2007	151,517,978	53,988,412

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

Note 28. U.S. GAAP Condensed Financial Information
The following financial information is the audited U.S. GAAP condensed financial information of Prana as of and for the years ended June 30, 2007, 2006 and 2005.

	CONDENSED CONSOLIDATED BALANCE SHEET
	(in Australian dollars)
	June 30, 2007	June 30, 2006
Current assets
Cash and cash equivalents	7,409,256	10,013,778
Trade and other receivables	96,499	194,161
Other current assets	168,539	110,832

Total current assets	7,674,294	10,318,771

Property and equipment, net	47,891	102,375

Total assets	7,722,185	10,421,146

Liabilities
Trade and other payables	1,661,609	1,538,358
Current provisions	77,465	76,672

Total current liabilities	1,739,074	1,615,030

Financial liabilities	321,001	928,692
Non-current provisions	49,915	76,766

Commitments and contingencies	-	-

Stockholders’ equity
Common stock	-	-
Additional paid-in capital	62,274,842	53,320,985
Accumulated deficit during the development stage	(56,662,647)	(45,520,327)

Total stockholders’ equity	5,612,195	7,800,658

Total liabilities and stockholders’ equity	7,722,185	10,421,146

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

Note 28. U.S. GAAP Condensed Financial Information (continued)

CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in Australian dollars, except number of shares)

	Year ended June 30, 2007	Year ended June 30, 2006	Year ended June 30, 2005
Other income:
Government grants	-	288,173	629,692
Corporate partner income	-	-	1,125,000
Other	287	90	6,286
		288,263	1,760,978
Operating expenses:
Research and development	(5,092,425)	(8,083,208)	(7,659,390)
Research and development - related parties	-	-	(577,757)
General and administrative	(6,407,445)	(4,909,841)	(6,688,164)
Foreign currency gain/(loss), net	(757,578)	223,454	(1,362,572)
Impairment of intangible assets	-	-	(4,164,659)
Gain on fair value of financial liabilities	607,691	128,715	5,801,397
Total operating expenses	(11,649,757)	(12,640,880)	(14,651,145)

Loss from operations	(11,649,470)	(12,352,617)	(12,890,167)

Non-operating income:
Interest income	507,150	762,023	892,135

Loss before income tax expense	(11,142,320)	(11,590,594)	(11,998,032)

Income tax expense	-	-	-

Net loss	(11,142,320)	(11,590,594)	(11,998,032)

Loss per share (basis and diluted)	(0.08)	(0.09)	(0.10)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	140,754,495	128,053,601	122,754,061

Note 29. Restatement

(a)	Background

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

Note 29. Restatement(continued)

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

	As of and for the years ended June 30,
	2006		2005
	As previously reported	As restated	As previously reported	As restated
	(in Australian dollars)
Consolidated balance sheet line items:
Financial liabilities	-	928,692	-	1,057,407
Total liabilities	1,691,796	2,620,488	2,694,983	3,752,390
Net assets	8,729,350	7,800,658	19,594,176	18,536,769
Issued capital *	55,097,675	46,274,127	54,662,445	45,838,897
Accumulated deficit during the development stage *	(49,235,574)	(41,340,718)	(37,516,265)	(29,750,124)
Total equity	8,729,350	7,800,658	19,594,176	18,536,769

*
Upon the conversion to A-IFRS on July 1, 2004, the Issued Capital was reduced by $8,823,548 and accumulated deficit during the development stage was reduced by $1,964,744 as a result of the warrants being treated under A-IFRS as financial liabilities.

Consolidated statement of operations line items:
Gain on fair value financial liabilities	-	128,715	-	5,801,397
Loss before income tax expense	(11,719,309)	(11,590,594)	(16,094,428)	(10,293,031)
Net loss	(11,719,309)	(11,590,594)	(16,094,428)	(10,293,031)
Loss per share (basic and diluted)	(0.09)	(0.09)	(0.13)	(0.08)

(c)	US GAAP

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

PRANA BIOTECHNOLOGY LIMITED
(A Development Stage Enterprise)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

Note 29. Restatement (continued)

	As of and for the years ended June 30,
	2006		2005
	As previously reported	As restated	As previously reported	As restated
	(in Australian dollars)
Consolidated balance sheet line items:
Financial liabilities	-	928,692	-	1,057,407
Total liabilities	1,691,796	2,620,488	2,694,983	3,752,390
Additional paid-in capital *	62,144,533	53,320,985	61,290,050	52,466,502
Accumulated deficit during the development stage *	(53,415,183)	(45,520,327)	(41,695,874)	(33,929,733)
Total stockholder’s equity	8,729,350	7,800,658	19,594,176	18,536,769
Total liabilities and stockholder’s equity	10,421,146	10,421,146	22,289,159	22,289,159

*
Under U.S. GAAP, on July 1, 2004, the Issued Capital was reduced by $8,823,548 and accumulated deficit during the development stage was reduced by $1,964,744 as a result of the warrants being treated as financial liabilities.

Consolidated statement of operations line items:
Gain on fair value financial liabilities	-	128,715	-	5,801,397
Loss from operations	(12,481,332)	(12,352,617)	(18,691,564)	(12,890,167)
Loss before income tax expense	(11,719,309)	(11,590,594)	(17,799,429)	(11,998,032)
Net loss	(11,719,309)	(11,590,594)	(17,799,429)	(11,998,032)
Loss per share (basic and diluted)	(0.09)	(0.09)	(0.15)	(0.10)

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Prana Biotechnology Limited

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Dated: September 27, 2007