Form 20-F
period 2008-06-30
PRANA BIOTECHNOLOGY LTD
filed 2008-09-25
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2008

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report _______

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

Ordinary Shares, as of June 30, 2008…………………….. 201,800,240

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form F-3 File No. 333-116232.

i

INTRODUCTION

        Prana Biotechnology Limited was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease. Other potential applications for our therapies include Huntington’s disease, Parkinson’s disease, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and age-related cataracts. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” The Bank of New York, acting as depositary, issues our ADRs, each of which evidences an American Depositary Share, which in turn represents ten of our ordinary shares. We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004. As used in this annual report, the terms “we,” “us,” “our” and “Prana” mean Prana Biotechnology Limited and its subsidiaries, unless otherwise indicated.

        We have not obtained or applied for trademarks registrations. Any trademarks and trade names appearing in this annual report are owned by their respective holders.

        Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB, which became effective for our company as of our fiscal year ended June 30, 2006. Our consolidated financial statements appearing in this annual report comply with both the IFRS and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

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

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

        Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

        Not applicable.

ITEM 3.	KEY INFORMATION

A.	SELECTED CONSOLIDATED FINANCIAL DATA

        We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB, which became effective for our company as of our fiscal year ended June 30, 2006. Under IFRS 1, “First-time Adoption of International Financial Reporting Standards,” or IFRS 1, a company adopting IFRS for the first time is required to adopt accounting policies that comply with IFRS and related interpretations that are in effect at the reporting date of its first annual financial statements prepared in accordance with IFRS, in our case June 30, 2006. IFRS 1 also requires that those policies be applied as of the date of transition to IFRS, in our case July 1, 2004, and consistently throughout all periods presented in the first annual financial statements prepared in accordance with IFRS. The Securities and Exchange Commission permitted eligible foreign private issuers, such as our company, to present two years rather than three years of statements of operations, changes in shareholders’ equity and cash flow statements prepared in accordance with IFRS for their first year of reporting under IFRS and as such we have not provided such financial data for the fiscal year ended June 30, 2004. Our consolidated financial statements appearing in this annual report comply with both the IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

        The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated. The following selected consolidated financial data as of June 30, 2008 and 2007 and for the years ended June 30, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of June 30, 2006 and 2005 and for the year ended June 30, 2005 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

        The selected consolidated financial data set forth below should be read in conjunction with and are qualified by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended June 30,

	2008	2007	2006	2005

	(in A$, except number of shares)

Revenue from continuing operations	490,943	507,150	762,023	892,135
Other income	170	287	288,263	1,760,978

Research and development expenses	(5,757,168)	(4,492,193)	(7,613,045)	(7,109,839)
Research and development expenses - related party	–	–	–	(577,757)
Personnel expenses	(5,350,189)	(4,554,731)	(3,418,008)	(5,750,929)
Intellectual property expenses	(469,428)	(600,232)	(466,426)	(729,583)
Auditor and accounting expenses	(331,950)	(260,117)	(205,815)	(202,032)
Travel expenses	(146,651)	(309,997)	(212,184)	(432,316)
Public relations and marketing expenses	(141,337)	(215,455)	(134,750)	(442,920)
Depreciation expenses	(25,349)	(58,582)	(118,196)	(65,223)
Amortization expenses	–	–	–	(83,200)
Other expenses	(975,404)	(1,008,563)	(824,625)	(1,204,930)
Foreign exchange gain (loss)	(402,886)	(757,578)	223,454	(1,362,572)
Impairment of intangible assets	–	–	–	(786,240)
Gain (loss) on fair value of financial liabilities	(451,429)	607,691	128,715	5,801,397
Net loss	(13,560,678)	(11,142,320)	(11,590,594)	(10,293,031)
Loss per share – basic and diluted	(0.08)	(0.08)	(0.09)	(0.08)
Weighted average number of ordinary shares outstanding - basic and diluted	174,714,146	140,754,495	128,053,601	122,754,061

Balance Sheet Data:

	As at June 30,

	2008	2007	2006	2005

	(in A$)

Cash and cash equivalents	11,219,035	7,409,256	10,013,778	21,453,304
Working capital*	9,762,015	5,564,304	7,698,283	18,370,555
Total assets	11,698,313	7,722,185	10,421,146	22,289,159
Net assets	9,866,327	5,612,195	7,800,658	18,536,769
Issued capital	69,842,303	53,988,412	46,274,127	45,838,897
Share based payment reserves	6,067,740	4,106,821	2,867,249	2,447,996
Accumulated deficit during development stage	(66,043,716)	(52,483,038)	(41,340,718)	(29,750,124)
Total equity	9,866,327	5,612,195	7,800,658	18,536,769

* Working capital is the difference between current assets and liabilities.

Exchange Rate Information

        The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Year Ended June 30,	At Period End	Average Rate	High	Low

2004	0.6903	0.7139	0.8005	0.6345
2005	0.7620	0.7535	0.7988	0.6852
2006	0.7301	0.7478	0.7792	0.7014
2007	0.8488	0.7859	0.8521	0.7377
2008	0.9615	0.8965	0.9654	0.7672

Month	High	Low

April 2008	0.9541	0.9029
May 2008	0.9654	0.9274
June 2008	0.9646	0.9327
July 2008	0.9849	0.9411
August 2008	0.9477	0.8493
September 2008 (until September 23)	0.8759	0.7800

The noon buying rate on September 24, 2008 was US$0.84 = A$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of our product candidates. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

—	the continued progress of our research and development programs;

—	the timing, scope, results and costs of pre-clinical studies and clinical trials;

—	the cost, timing and outcome of regulatory submissions and approvals;

—	determinations as to the commercial potential of our product candidates;

—	our ability to successfully expand our contract manufacturing services;

—	our ability to establish and maintain collaborative arrangements; and

—	the status and timing of competitive developments.

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

        We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

—	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

—	slower than expected patient recruitment;

—	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

—	unforeseen safety issues; and

—	lack of efficacy or unacceptable toxicity during the clinical trials.

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

        We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2. We reported net losses of A$13,560,678, A$11,142,320 and A$11,590,594 during the fiscal years ended June 30, 2008, 2007 and 2006, respectively. As of June 30, 2008, our accumulated deficit was A$66,043,716. We may never be able to achieve or maintain profitability.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

        Any future success will depend in large part on whether we can:

—	obtain and maintain patents to protect our own products and technologies;

—	obtain licenses to the patented technologies of third parties;

—	operate without infringing on the proprietary rights of third parties; and

—	protect our trade secrets, know-how and other confidential information.

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

        We typically rely on a single manufacturer to develop Good Manufacturing Practice (GMP) synthetic processes for our lead compounds. Our lead compound, PBT2, is manufactured by the Institute of Drug Technology Australia Limited. We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2. We intend to continue these relationships and this approach, subject to ongoing appraisal of our manufacturing needs and financial position. We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

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

        Our current or future products may not achieve market acceptance even if they are approved by the TGA, FDA or any other regulatory authority. The degree of market acceptance of such products will depend on a number of factors, including:

—	the receipt and timing of regulatory approvals for the uses that we are studying;

—	the establishment and demonstration to the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

—	the pricing and reimbursement policies of governments and third-party payors.

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

        The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organizations and other payers of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could have a material adverse effect on our business and prospects.

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

        The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years, the market price for our ordinary shares on the Australian Stock Exchange has ranged from as low as A$0.18 to a high of A$0.80 and the market price of our American Depositary Shares on the NASDAQ Capital Market has ranged from as low as US$1.21 to a high of US$6.73. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

—	the results of pre-clinical testing and clinical trials by us and our competitors;

—	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

—	announcements of technological innovations or new commercial products by us and our competitors;

—	determinations regarding our patent applications, patents and those of others;

—	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

—	proposed governmental regulations and developments in Australia, the United States and elsewhere;

—	litigation;

—	economic and other external factors; and

—	period-to-period fluctuations in our operating results.

        In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies.

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal controls and procedures for financial reporting, which started in connection with this Annual Report on Form 20-F for the year ended June 30, 2008, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal controls over financial reporting. Failure to maintain effective internal controls over financial reporting could result in investigations or sanctions by regulatory authorities, and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

        Holders of our ADRs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset, which produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during the taxable years ended June 30, 2006 and 2007, under a literal application of the asset test described above, which looks solely to the market value. We believe that we will once again qualify as a PFIC during the taxable year ended June 30, 2008. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10.E. Additional Information – Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

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

Risks Relating to our Location in Australia

It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

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

        As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of NASDAQ Marketplace Rules. A foreign private issuer that elects to follow a home country practice instead of such requirements, must submit in advance to NASDAQ a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission or on its website each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. As an Australian company listed on the NASDAQ Capital Market, we may follow home country practice with regard to, among other things, composition of the Board of Directors, director nomination procedures, compensation of officers and quorum at shareholders meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.

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

        From our inception until our initial public offering registering our shares on the Australian Stock Exchange, or ASX, on March 28, 2000, we financed our operations with loans from two of our then directors, totaling A$2,038,728. On March 28, 2000, we sold 16,000,000 of our ordinary shares and 8,000,000 options to purchase our ordinary shares in an initial public offering. We received net proceeds of A$7,474,323 from the sale of shares and exercise of options. On February 15, 2001, we completed a private placement of 6,666,666 ordinary shares to institutional investors at a price per share of A$0.75 and received net proceeds of A$4,745,599 from the private placement. During the years ended June 30, 2003 and 2002, we received net proceeds of A$3,569,792 and A$580,345, respectively, for the exercise of 7,427,584 and 1,160,690 options (including the conversion of 7,289,310 listed options in March 2003), which funds were added to our working capital. In September 2003, we raised an additional A$4,675,019 (net of issuance costs) through a private placement of 7,102,853 ordinary shares to institutional and accredited investors at a subscription price of A$0.70 per share. In April 2004, we raised A$26,352,147 (net of issuance costs) in a private placement in the United States (which amount was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004), through the sale of 4,000,000 ADRs to institutional and accredited investors at a price of US$5.00 per ADR and five-year warrants to purchase 3,000,000 ADRs at an exercise price of US$8.00 per ADR. In the fiscal year ended June 30, 2004, we also received net proceeds of A$757,166 for the exercise of options to purchase 1,325,000 ordinary shares, which funds were added to our working capital. Additionally, during the fiscal year ended June 30, 2004, we issued ordinary shares for nil consideration at a cost of A$3,167 which was subtracted from our working capital. In the fiscal year ended June 30, 2005, we received net proceeds of A$4,753,333 from the exercise of options to purchase 9,506,666 ordinary shares, which funds were added to our working capital. No options were exercised in the fiscal year ended June 30, 2006. In November 2006, we raised A$7,740,360 (before costs) in a private placement of 21.8 million of our ordinary shares to professional investors in Australia and the United States at a price of A$0.357 per ordinary share and three-year options to purchase an additional 4.35 million ordinary shares at an exercise price of A$0.446 per ordinary share. Additionally, during the fiscal year ended June 30, 2007, options to purchase 758,000 ordinary shares were exercised by employees. No proceeds were received from the exercise of these options. In October 2007, we raised A$7,046,624 (before costs) in a private placement of 29.8 million of our ordinary shares to professional and institutional investors in Australia and the United States at a price of A$0.285 per ordinary share and three-year options to purchase an additional 4.94 million ordinary shares at an exercise price of A$0.37 per ordinary share and an additional 4.94 million ordinary shares at an exercise price of A$0.43 per ordinary share. In May 2008, we raised A$7,250,000 (before costs) in a private placement of 18.13 million of our ordinary shares to professional investors in Australia and the United States at a price of A$0.40 per ordinary share. Additionally, during the fiscal year ended June 30, 2008, options to purchase 874,279 ordinary shares were exercised by employees and options to purchase 519,284 ordinary shares were exercised by consultants. No proceeds were received from the exercise of these options. As at June 30, 2008, we had A$11,219,035 in cash and cash equivalents and our working capital was A$9,762,015.

        Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease. Other potential applications for our therapies include Huntington’s disease, Parkinson’s disease, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and age-related cataracts. Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.

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

        In parallel to such clinical studies, chronic preclinical animal toxicology studies and the development work for GMP manufacture of PBT2 required for Phase II clinical studies was conducted and completed by the third calendar quarter of 2006. On July 20, 2006, while preparations for the Phase IIa clinical trial were underway, we announced key preclinical efficacy findings with PBT2 demonstrating that PBT2 could rapidly enhance memory function within five days of dosing in an Alzheimer mouse model, improve synaptic function and significantly reduce soluble beta-amyloid protein levels in mouse models of Alzheimer’s disease in acute 24 hour experiments. On October 5, 2006 we announced the grant of approval from the Swedish Medical Products Agency (a Swedish regulatory authority) to undertake a Phase IIa clinical trial in elderly patients with mild Alzheimer disease in Sweden. On December 19, 2006 we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. On August 6, 2007, we announced that 55 patients (of the planned 80) had been randomized to participate in the Phase IIa clinical trial, of which 30 patients had completed the trial, and that the independent Data Safety Monitoring Board, or DSMB, appointed by us upon the recommendation of Dr. Craig Ritchie and Quintiles Limited for the Phase IIa clinical trial of PBT2 had reviewed the data of over 50 patients and concluded there have been no treatment-related serious adverse events or withdrawals and that the trial was safe to continue in accordance with the original protocol. On September 24, 2007, we announced that the enrollment for the Phase IIa trial had been completed and that we expected to report results during the first calendar quarter of 2008. On November 29, 2007, we announced that the DSMB had completed its cycle of safety review meetings and reported to us that of the 59 patients included in the review at that time, there had been no treatment related serious adverse events or withdrawals. The DSMB confirmed that the trial was safe to continue. Patient dosing was completed on December 18, 2007 and we announced the formal completion of the study on January 2, 2008. On February 26, 2008, we publicly released the top line trial results and announced that the trial primary endpoints of safety and tolerability were met. We also announced that with respect to the secondary endpoints, namely biomarker, cognition and behavioral changes, several significant and promising changes were observed. Specifically, that in the cerebrospinal fluid (CSF), PBT2 treatment at a 250mg dose resulted in a significant decrease in the target Abeta 42 protein. In addition, at the 250mg dose, while no significant effect was observed with the ADAS-cog, two of the four neuropsychological test battery (NTB) tests for improvement in executive function were significantly improved. Currently, we are considering possible larger scale Phase IIb trial designs that could be initiated during 2009.

        Our discovery research into the interaction of metals with beta amyloid protein or Abeta protein, has resulted in the identification of agents which can block the metal binding site on Abeta thereby preventing the downstream toxicity of Abeta protein on neurons. This Alzheimer’s disease therapeutic approach is an alternative and complimentary drug strategy to our MPACs, which directly compete with Abeta protein by binding metals such as copper and zinc. Results from several proof of concept compounds were published in the Proceedings of the National Academy of Sciences journal. Our discovery program is generating novel forms of this alternative anti-amyloid class of compounds for testing in animal models and lead identification.

        Our company is the exclusive licensee of an international patent application in the name of the General Hospital Corporation directed to a novel target for an Alzheimer’s disease vaccine. The Commonwealth Government of Australia provided us with A$227,252 Biotechnology Innovation Fund, or BIF, grant for the initial proof of concept stage of this research. The research under this BIF grant finished at the end of January 2005 having achieved the scientific milestone demonstrating that a mouse could generate antibodies that preferentially recognize dimerized ‘toxic linked’ forms of beta-amyloid and not the endogenous monomeric form of beta amyloid. We have made mouse hybridomas (hybrid cells produced by injecting a specific antigen into a mouse, collecting an antibody-producing cell from the mouse’s spleen, and fusing it with a long-lived cancerous immune cell called a myeloma cell). Individual hybridoma’s have been tested and a mouse monoclonal antibody candidate has been identified for use in a prospective mouse passive vaccine trial. However, initiation of the trial has been indefinitely delayed due to difficulties in the scale up and purification of the monoclonal antibody. We are utilizing the resources of the Mental Health Research Institute and Monash University to conduct this research.

        In May 2008, we announced that several promising candidate lead MPACs were demonstrating promising characteristics in animal models of Parkinson’s disease. These compounds are novel agents and have shown good efficacy in the 6-hydroxydopamine and the MPTP animal models. These models mimic the disease by employing toxins which destroy the substantia nigra neuronal tissue of the brain, the tissue which is predominantly affected in Parkinson’s disease. To date, several compounds have been shown to help preserve the substantia nigra tissue and further screening is underway to characterize lead compounds.

        Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with whom we have relationships. In the three fiscal years ended June 30, 2008, our capital expenditures have totaled A$106,793. Since July 1, 2008, we have incurred A$16,285 in capital expenditures.

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

Research Institutions

        The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities and through a team of scientists employed by our company who are based at the University of Melbourne:

—	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

—	The University of Melbourne, Department of Pathology;

—	The Mental Health Research Institute; and

—	The Biomolecular Research Institute in Melbourne.

        Work conducted at the first three of these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease. Our research efforts led to the development of a novel MPAC within the same chemical class as PBT1, PBT2, a low molecular weight chemical entity that demonstrates a significant preclinical improvement over PBT1, and a portfolio of approximately 400 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT1 and the remaining MPACs are of other chemical classes). Our research program aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease as well as for our other major disease indications (such as Parkinson’s disease, Huntington’s disease, certain cancers and age–related macular degeneration).

Platform Technology and Research Programs

        We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of age related diseases based on the interrelationship of metals and proteins. To date, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for:

—	Huntington's disease;

—	Parkinson's disease;

—	Certain cancers;

—	Age-related macular degeneration;

—	Motor Neuron disease;

—	Creutzfeldt-Jakob disease

—	Age-related cataracts; and

—	Other neurodegenerative diseases.

        Alzheimer’s Disease. Research is ongoing to increase our understanding of the neuropathology of Alzheimer’s disease. Our research continues to focus on the structure and function of beta-amyloid and its precursor, and protein structural studies specifically around the sites of interaction between metals, metal complexes and our MPACs and the significant proteins in Alzheimer’s disease such as APP and beta-amyloid. For a description of the history and development of our lead MPAC, PBT2 as a therapeutic for the treatment of Alzheimer’s disease and our discovery programs in Alzheimer’s disease, see Item 4.A. “Information on the Company – History and Development of the Company.”

        Huntington’s Disease. Huntington’s disease is a crippling genetic neurodegenerative disorder of the central nervous system caused by a mutation in a gene which encodes the huntingtin protein. The disease results in progressive deterioration of physical, cognitive and emotional abilities that lead to severe incapacitation and eventually death, generally 15-25 years after the onset of the disease. Huntington’s disease primarily affects adults, usually between the ages of 30 and 50.

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

        Parkinson’s Disease. Parkinson’s disease is another crippling disease of the aging population. It causes a progressive slowing of movement, tremor and the loss of fine motor control. Increasingly, dementia is being recognized as a significant component of Parkinson’s disease. Existing therapies may provide some short term symptomatic relief but do not address the underlying cause of the disease. We believe that our platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease. Parkinson’s disease ranks among the most common late life neurodegenerative diseases.

        Our Melbourne research team is working on the role of a key protein (alpha-synuclein) that aggregates to form the diagnostic marker of this disease. We believe that the aggregated form of this protein is susceptible to the same therapeutic strategy that is being used for Alzheimer’s disease, and laboratory tests are in progress to confirm this approach. The molecules already developed as part of the Alzheimer’s disease program are being tested and validated as prospective agents for the treatment of Parkinson’s disease, together with agents arising from the current chemistry synthetic program. Experimental animal models are being developed and integrated into the rationale drug design screening regime. During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model of the disease, which concluded with positive results. In addition, groups unrelated to us have published data that demonstrates the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease. These two mouse models mimic the disease by using these toxins to destroy over time the cells of the substantia nigra, the area of the brain affected in Parkinson’s disease, leading to motor function loss. Based on these positive results with clioquinol in such two mouse models, we began investigating the efficacy of other selected MPACs in these two models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease.

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

Clinical Trials

        For details regarding clinical trials for our lead compound PBT2 see Item 4.A. “Information on the Company – History and Development of the Company.” No assurance can be given that future clinical studies will commence, or if initiated will be completed and prove to be successful, or that we will be able to commercialize drugs based on our beta-amyloid theory of Alzheimer’s disease.

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

        Our medicinal chemistry program is based at laboratories that we lease at the University of Melbourne. To date, our scientists have developed a pipeline of compounds across multiple chemical classes that target the interaction of specific metals and certain aggregating proteins such as beta-amyloid. Compounds continue to be designed, synthesized and undergo the required early phase preclinical screening before they are available for human testing. Based on the results of initial screening, our medicinal chemists continue to develop new chemical entities with novel design features and we believe that rational drug design will provide new and specifically designed drugs which will display efficacy in disaggregating aggregation-prone proteins such as beta-amyloid, á-synuclein and huntingtin, paving the way for future therapeutics.

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

        PBT2, our current lead MPAC product candidate, was selected from this “rationally designed” pipeline in 2003 and is the first such new and specifically designed compound to move into formal development. It has been built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT2 was selected from several hundred compounds that had been developed by us at such time. It has been designed to have an improved safety and pharmacokinetic profile and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing. For details regarding our PBT2 clinical trials see Item 4.A. “Information on the Company – History and Development of the Company.”

Patent Portfolio

Invention	Status	Comments

“A method for assaying and treating Alzheimer’s Disease” Filed: November 12, 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited	Patents granted in Australia, Europe, Japan and the United States. A patent in Canada is allowed.

The invention includes claims directed to the use of specified modulators in the treatment of Alzheimer’s disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer’s disease.

“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents in Europe, Canada and the United States are undergoing examination. A patent has been granted in Australia and examination has been requested in Japan.

The invention encompasses claims to specific classes of agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s disease.

“An in vitro system for determining the formation of Ab Amyloid” Filed: October 19, 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in the United States and Japan. A patent has been allowed in Canada.	The invention is directed to an assay for the formation of beta-amyloid in a biological sample and inhibitors of that formation.

“A diagnostic assay for Alzheimer’s Disease” Filed: October 19, 1994 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Two patents have been granted in the United States and one patent granted in Canada.	The invention is directed to an antibody based diagnostic assay for the detection and quantification of beta-amyloid species.

“Identification of agents for use in the treatment of Alzheimer’s Disease” Filed: March 11, 1998 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Patents have been granted in Australia and United States. Applications are under examination in Japan and Europe. A patent has been allowed in Canada.

The invention is directed to the use of specified metal binding agents to reduce beta-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of beta-amyloid.

“Agents for use in the treatment of Alzheimer’s Disease” Filed: March 11, 1999 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited

Patents have been granted in Australia, the United States and Canada. Patent has been allowed in Europe and is entering national phases. Examination has been requested in Japan. A divisional application has been filed in Canada.

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

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation

A patent has been granted in Australia and New Zealand. An application is under examination in the United States and China. Examination has been requested Canada and Japan. An application in Europe is pending examination.

The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s disease and other amyloid related conditions.

“Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof” Filed: August 18, 2000 Applicant: The General Hospital Corporation. Licensed to Prana Biotechnology Limited

Applications in the United States, Canada and Europe are under examination. Examination has been requested in Japan. A patent has been granted in Australia and a divisional patent has been granted in the United States.

The invention is directed to assays for the detection of agents useful in the treatment of age-related cataracts and a method of treatment utilizing specified metal chelators.

“Methods of screening for inhibitors of Alzheimer’s Disease” Filed: December 12, 2000 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	Application is under examination in the United States.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use the agents in the treatment of amyloid related conditions including Alzheimer’s disease.

“Treatment of Neurodegenerative Conditions” Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Applications in the United States, Europe and Australia are pending examination. An application in China is under examination. An application in Hong Kong has been recorded.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes, particularly Huntington’s disease.

“8-Hydroxyquinoline derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited

Applications in the United States, Europe, India, China, Australia and Russia are under examination. Examination has been requested in Brazil, Japan, South Korea and Canada. Examination is pending in Israel and Mexico. Patents in New Zealand, Singapore and South Africa have been granted.

The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3, 2003 Applicant: Prana Biotechnology Limited

Applications in the United States, China, Russia, Canada and Israel are under examination. Examination has been requested in Australia, Brazil, Japan and Europe. Examination is pending in Mexico and South Korea. Applications have been accepted in New Zealand, India, South Africa and Singapore.

The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Heterocyclic Compounds” Filed: January 4, 2007 Applicant: Prana Biotechnology Limited	A PCT application has been filed.	The invention is directed to chemical structures of the 8-substituted quinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited

Applications have been filed in Australia, Canada, China, Europe, Israel, Mexico, New Zealand, United States, Sth Korea and Sth Africa. Examination has been requested in Japan, India, Brazil and Russia. Applications have been granted in New Zealand and Singapore.

The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions.

“Use of Phanquinone for the treatment of Alzheimer’s Disease” Filed: October 19, 2000 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of Alzheimer’s disease.

“Use of Phanquinone for the treatment of memory impairment” Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of age related memory impairment.

“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s disease.

“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent in the United States has been granted. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s disease.

“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	A complete international (PCT) application has been filed.	This invention is directed to MPAC compounds for the treatment of age-related macular degeneration.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A complete international (PCT) application has been filed.	This invention is directed to MPAC compounds for treating certain cancers.

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

Regulatory Considerations

        Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from those activities will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA (Therapeutic Goods Administration), the FDA (Federal Drug Authority) in the United States, the MHRA (Medicines Control Agency) in the United Kingdom, the MPA (Medical Products Agency) in Sweden and the EMEA (European Medicines Evaluation Authority). Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMEA and MHRA.

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

        For details regarding clinical trials for our lead compound PBT2, see Item 4.A. “Information on the Company – History and Development of the Company.” We cannot make any assurances that we will be able to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PBT2. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible and commercially appropriate, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

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

        Under the terms of the IR&D Board grants, we submitted reports to the IR&D Board in December 2006 and December 2007 and are required to do so again in December 2010 regarding any progress towards commercialization of our compounds and the nature of that commercialization that occurred as a result of the federal government funding.

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

        Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet. The lease for the office space, which expires on October 31, 2009, has an annual rental of A$108,693.

        We own computer equipment, office furniture and laboratory equipment, the major item being a mass spectrometer that is being used at the University of Melbourne.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

        Not applicable.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

        The following discussion and analysis includes certain forward-looking statements with respect to the business, financial condition and results of operations of our company. The words “estimate,” “project,” “intend,” “expect” and similar expressions are intended to identify forward-looking statements within the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated by such forward-looking statements, including those Risk Factors contained in Item 3.D. of this annual report. You should read the following discussion and analysis in conjunction with our consolidated financial statements and the notes thereto included in this annual report.

A.	OPERATING RESULTS

Background

        We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Stock Exchange, or ASX. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004, both of which are currently inactive.

        Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with IFRS as issued by IASB, which became effective for our company as of our fiscal year ended June 30, 2006. Our consolidated financial statements appearing in this annual report comply with both IFRS as issued by IASB and A-IFRS. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

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

As a result of these events, we proceeded to conduct a strategic review of our pending strategic development programs. On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to our lead candidate for the potential treatment of Alzheimer’s disease, PBT2. We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. For details regarding our clinical trials see Item 4.A. “Information on the Company – History and Development of the Company.”

Critical Accounting Policies

        We prepare our financial statements in accordance with IFRS as issued by IASB. As such, we are required to make certain estimates, judgments, and assumptions that management believes are reasonable based upon the information available. These estimates, judgments and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. The significant accounting policies listed in Note 1 to the consolidated financial statements that management believes are the most critical to aid in fully understanding and evaluating our financial condition and results of operations under IFRS are discussed below.

        Share-based payments. Equity-settled share-based payments granted after November 7, 2002 that were unvested as of January 1, 2005 are measured at fair value at the date of grant. Fair value is measured by use of the Black-Scholes model (for options without market conditions) or the Barrier Pricing model (for options with market conditions). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The date used to value share-based payments for non-employees may be different to the grant date used to value employee share-based payments where service conditions apply. The fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period for each tranche of equity, based on our estimate of equity that will eventually vest.

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

—	Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements provide for payments at different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Other income is not recognized prior to acceptance that the milestones have been achieved, as collectibility is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Other income for each milestone achieved is fixed at the initiation of the program.

—	Reimbursements of expenses are recognized as income when the reimbursement is received and the related expenses have been incurred.

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

        Personnel expenses. Our personnel expenses consist of directors’ fees, consultancy fees paid to clinicians and scientists, salaries and benefits paid to employees and officers, and equity-based payments awarded to directors, officers and employees.

        Intellectual property expenses. Our intellectual property expenses consist of fees paid to our outside counsel for legal fees associated with patent applications and for the defense of patents.

        Auditor and accounting expenses. Our auditor and accounting expenses consist of the fees paid to our auditors for services related to annual reports and interim reports filed or submitted in Australia and the United States and fees paid to other accounting firms in respect of tax and other accounting advice.

        Travel expenses. Our travel expenses consist primarily of expenses associated with air travel, accommodation and associated consumables both locally and overseas by directors, employees and consultants.

        Public relations and marketing expenses. Our public relations and marketing expenses consist of fees paid to outside consultants for services related to ASX and NASDAQ announcements and presentations.

        Depreciation expense. Depreciation of property and equipment is provided on a straight-line basis over the estimated useful lives of three to 20 years.

—	Furniture and fittings:	5-33%

—	Computer equipment:	33%

—	Laboratory equipment:	10-33%

—	Leasehold improvements:	33%

        Other expenses. Other expenses consist of corporate compliance, insurance, computer and overhead expenses.

        Foreign exchange gain (loss). Foreign exchange gains (loss) includes the net unrealized gain or loss on cash balances held in foreign currencies as well as net realized gains and losses on foreign currency transactions.

        Gain (loss) on fair value of financial liabilities. Each reporting period, we are required to revalue financial liabilities. Our financial liabilities consist of warrants that were issued to the investors in our private placement in the United States in June 2004. The warrants permit the investors to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR on or before June 4, 2009. Because the warrants are exercisable in a currency that is not the functional currency of our company, they are classified as a financial liability. When the fair value of the outstanding warrants increases or decreases, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

Results of Operations

Year ended June 30, 2008 compared to year ended June 30, 2007

Revenue from continuing operations

        Revenue from continuing operations decreased to A$490,943 for the year ended June 30, 2008 from A$507,150 for the year ended June 30, 2007, a decease of A$16,207, or 3%. Revenue from continuing operations consisted of A$490,943 and A$507,150 in interest income in the years ended June 30, 2008 and 2007, respectively. The decrease in revenue from continuing operations in the 2008 fiscal year was primarily attributable to lower interest income as a result of fluctuations of cash and cash equivalents held during the year.

Other Income

        Other income decreased to A$170 for the year ended June 30, 2008 from A$287 for the year ended June 30, 2007, a decrease of A$117, or 41%.

Research and development expenses

        Research and development expenses (including research and development expenses paid to related parties) increased to A$5,757,168 for the year ended June 30, 2008 from A$4,492,193 for the year ended June 30, 2007, an increase of A$1,264,975, or 28%. The increase in research and development expenses in the year ended June 30, 2008 was primarily attributable to the increased costs associated with the Phase IIa clinical trial. The trial commenced in December 2006 and was completed in February 2008 and the majority of expenditure related to the trial was incurred in the latter part of the trial. Additional expenditure was also incurred in respect of drug discovery. We anticipate that in fiscal year 2009, our research and development will be primarily directed at our PBT2 compound, such as for possible larger scale Phase IIb trial designs that we are currently considering.

Personnel expenses

        Personnel expenses increased to A$5,350,189 for the year ended June 30, 2008 from A$4,554,731 for the year ended June 30, 2007, an increase of A$795,458, or 18%. The increase in personnel expenses in the 2008 fiscal year was primarily attributable to increased equity-based compensation in the form of options and shares granted to directors and consultants. In the 2008 fiscal year we expensed A$2,237,421 in respect of equity-based payments to directors, consultants and employees compared to A$1,386,243 in the 2007 fiscal year. Personnel expenses in the 2008 and 2007 fiscal year include a portion of the total fair value of options granted to our directors and employees in the previous fiscal years of A$420,343 and A$192,890, respectively. In addition, in January 2008 employee salaries increased as part of staff reviews.

Intellectual property expenses

        Intellectual property expenses decreased to A$469,428 for the year ended June 30, 2008 from A$600,232 for the year ended June 30, 2007, a decease of A$130,804, or 22%. The decrease in intellectual property expenses in the 2008 fiscal year was primarily due to increased patent attorney expenses that we incurred in fiscal year 2007 in respect of patents.

Auditor and accounting expenses

        Auditor and accounting expenses increased to A$331,950 for the year ended June 30, 2008 from A$260,117 for the year ended June 30, 2007, an increase of A$71,833, or 28%. The increase in auditor and accounting expenses in the 2008 fiscal year was attributable to additional auditor fees incurred in connection with a Securities and Exchange Commission review of our annual report on Form 20-F for the fiscal year ended June 30, 2006 and an amendment to our annual report on Form 20-F for such period. Additional auditor fees were also incurred in fiscal year 2008 as a result of replacing our previous independent registered public accountants.

Travel expenses

        Travel expenses decreased to A$146,651 for the year ended June 30, 2008 from A$309,997 for the year ended June 30, 2007, a decease of A$163,346, or 53%. The decrease in travel expenses in the 2008 fiscal year was primarily attributable to decreased overseas business travel for directors, executives and consultants, among other things, as a result of a reduced number of Research and Development Advisory Board meetings.

Public relations and marketing expenses

        Public relations and marketing expenses decreased to A$141,337 for the year ended June 30, 2008 from A$215,455 for the year ended June 30, 2007, a decease of A$74,118, or 34%. The decrease in public relations and marketing expenses in the 2008 fiscal year was primarily attributable to a reduction in expenses paid to consultants due to reduced consulting services received in such period.

Depreciation expenses

        Depreciation expenses decreased to A$25,349 for the year ended June 30, 2008 from A$58,582 for the year ended June 30, 2007, a decease of A$33,233, or 57%. The decrease in depreciation expenses in the 2008 fiscal year was primarily attributable to fixed assets being fully depreciated in fiscal year 2007.

Other expenses

        Other expenses (including other expenses paid to related parties) decreased to A$975,404 for the year ended June 30, 2008 from A$1,008,563 for the year ended June 30, 2007, a decease of A$33,159, or 3%. The decrease in other expenses in the 2008 fiscal year was attributable to a reduction in corporate compliance costs as a result of reduced legal costs and costs associated with the printing and distribution of our Annual Reports which are now made available to shareholders electronically. Lease expenses increased following a new lease agreement being signed, however insurance expenditure reduced as a result of more competitive premiums.

Foreign exchange gain (loss)

        We recorded a foreign exchange loss of A$402,886 for the year ended June 30, 2008 compared to a foreign exchange loss of A$757,578 for the year ended June 30, 2007. In fiscal 2008, we incurred a foreign exchange loss of $425,794 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$8,726 attributable to the cash balances that were held in Great British Pounds, a foreign exchange loss of A$508 attributable to cash balances that were held in Euro and a foreign exchange loss of A$31,466 attributable to foreign currency transactions. In fiscal 2007, we incurred a foreign exchange loss of $763,797 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$6,499 attributable to the cash balances that were held in Great British Pounds, a foreign exchange loss of A$7,839 attributable to cash balances that were held in Euro and a foreign exchange gain of A$20,554 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

        We recorded a loss on fair value of financial liabilities of A$451,429 for the year ended June 30, 2008 compared to a gain of A$607,691 for the year ended June 30, 2007. The gain and loss on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

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

Research and development expenses

        Research and development expenses (including research and development expenses paid to related parties) decreased to A$4,492,193 for the year ended June 30, 2007 from A$7,613,045 for the year ended June 30, 2006, a decrease of A$3,120,852, or 41%. The decrease in research and development expenses in the year ended June 30, 2007 was primarily attributable to a delay in the initiation of the Phase IIa trial for our PBT2 lead compound as a result of which other than costs attributable to first patient dosing in December 2006, most of the substantive patient costs and clinical research organization costs for the Phase IIa clinical trial were not incurred until April 2007. Research and development expenses in the year ended June 30, 2006 consisted of expenses associated with two Phase I clinical trials for our PBT2 lead compound, pre-clinical chronic toxicology programs and the pre-clinical research programs for our other compounds. Research and development expenses in the year ended June 30, 2007 consisted of expenses associated with the Phase IIa clinical trial for PBT2 and the pre-clinical research programs for our other compounds.

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

Intellectual property expenses

        Intellectual property expenses increased to A$600,232 for the year ended June 30, 2007 from A$466,426 for the year ended June 30, 2006, an increase of A$133,806, or 29%. The increase in intellectual property expenses in the 2007 fiscal year was primarily due to certain patent applications entering more expensive phases of their prosecution, including maturation into national phase examination.

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

Public relations & marketing expenses

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

Foreign exchange gain (loss)

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

Gain (loss) on fair value of financial liabilities

        Gain on fair value of financial liabilities increased to A$607,691 for the year ended June 30, 2007 from a gain on fair value of financial liabilities A$128,715 for the year ended June 30, 2006, an increase of A$478,976 or 372%. The increase in gain on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

Inflation and Seasonality

        Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Recently Issued International Accounting Standards and Pronouncements

        Certain new International accounting standards and interpretations have been published that are not mandatory for June 30, 2008 reporting periods. Based on our assessment, we believe that the following new standards and interpretations could in the future have an impact on our consolidated financial statements.

        IFRS 8 Operating Segments. IFRS 8 is effective for annual reporting periods commencing on or after January 1, 2009. IFRS 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. We have not yet decided if we will early adopt IFRS 8. Application of IFRS 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognized in our consolidated financial statements.

        Revised International Accounting Standard 1, or IAS 1, Presentation of Financial Statements. The revised IAS 1 that was issued in September 2007 is applicable for annual reporting periods beginning on or after January 1, 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognized in our financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

        Revised IFRS 3 Business Combinations, IAS 127 Consolidated and Separate Financial Statements. Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after July 1, 2009, but may applied earlier. We have not yet decided when we will apply the revised standards. However, the new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether we will enter into any business combinations or other transactions that affect the level of ownership held in our controlled entities in the year of initial application. For example, under the new rules:

—	all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through income;

—	all transaction cost will be expensed,

—	we will need to decide whether to continue calculating goodwill based only on our company’s share of net assets or whether to recognize goodwill also in relation to the non-controlling (minority) interest, and

—	when control is lost, any continuing ownership interest in the entity will be remeasured to fair value and a gain or loss recognized in profit or loss.

        Amendments to IFRS 1 and IAS 27 Consolidated and Separate Financial Statements. In May 2008, the IASB made amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after January 1, 2009. Amendments to the corresponding Australian Accounting Standards are expected to be issued shortly. After application of these revised rules, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognized as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganizations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.

B.	LIQUIDITY AND CAPITAL RESOURCES

        We are a development stage company and have had no sales income to date, and as of June 30, 2008 our accumulated deficit totaled A$66,043,716. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.

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

        In April 2004, we raised approximately US$20 million before issuance costs (A$26.4 million net of issuance costs) in a private placement in the United States (which amount was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004). The private placement was for 4,000,000 ADRs to institutional and professional investors at a price of US$5.00 per ADR. The private placement also involved the acquisition by the investors of five-year warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR. Should these warrants be exercised in full, we would raise an additional US$24 million (approximately A$32 million). To date, no warrants have been exercised.

        In December 2004, we raised approximately A$4.7 million in net proceeds through the exercise of options to purchase 9,506,666 ordinary shares having an exercise price of A$0.50 per share.

        In November 2006, we raised approximately A$7.4 million net of issuance costs in a private placement of our securities to new institutional investors in Australia, institutional investors in the United States and one of our founders in Australia. The private placement was for 21.8 million ordinary shares (equivalent to 2.18 million ADRs) at a price of A$0.357 per ordinary share (approximately US$2.80 per ADR). The private placement also involved the acquisition by the investors of three-year options to purchase an additional 4.35 million ordinary shares (equivalent to 435,000 ADRs) at an exercise price of A$0.446 per ordinary share (approximately US$3.40 per ADR). To date, no options have been exercised.

        In October 2007, we raised A$8.5 million (before costs) in a private placement of 29.8 million of our ordinary shares (equivalent to 3.0 million ADRs) to professional and institutional investors in Australia and the United States at a price of A$0.285 per ordinary share (approximately US$2.97 per ADR) and three-year options to purchase an additional 4.94 million (equivalent to 494,000 ADRs) ordinary shares at an exercise price of A$0.37 per ordinary share (approximately US$3.85 per ADR) and an additional 4.94 million ordinary shares (equivalent to 494,000 ADRs) at an exercise price of A$0.43 per ordinary share (approximately US$4.48 per ADR).

        In May 2008, we raised A$7.3 million (before costs) in a private placement of 18.13 million (equivalent to 1.8 million ADRs) of our ordinary shares to professional investors in Australia and the United States at a price of A$0.40 per ordinary share (approximately US$4.16 per ADR).

        We had A$11,219,035 of cash and cash equivalents at June 30, 2008, compared to A$7,409,256 at June 30, 2007.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2008	2007	2006
	(A$)

Net cash used in operating activities	(9,391,390)	(9,199,750)	(11,651,215)
Net cash used in investing activities	(81,770)	(4,259)	(55,251)
Net cash provided by (used in) financing
activities	13,717,248	7,374,725	(2,020)
Net decrease in cash and cash equivalents	4,244,088	(1,829,284)	(11,708,486)
Cash and cash equivalents at beginning of period	7,409,256	10,013,778	21,453,304
Exchange rate adjustments on cash held in
foreign currencies	(434,309)	(775,238)	268,960
Cash and cash equivalents at end of period	11,219,035	7,409,256	10,013,778

        Net cash used in operating activities was A$9,586,710, A$9,199,750 and A$11,651,215 during the years ended June 30, 2008, 2007 and 2006, respectively. Our payments to suppliers and employees during the years ended June 30, 2008, 2007 and 2006 were A$9,962,171, A$9,726,197 and A$12,647,636, respectively. The increase in payments from the year ended June 30, 2007 to the year ended June 30, 2008 was primarily due to an increase in research and development expenditure. The decrease in payments from the year ended June 30, 2006 to the year ended June 30, 2007 was primarily due to a reduction in research and development expenses. During the years ended June 30, 2006, our payments to suppliers and employees was offset by government grants of A$231,710. During the years ended June 30, 2008, 2007 and 2006, our payments to suppliers and employees was offset by interest income of A$375,461, A$526,447 and A$764,711, respectively.

        Net cash used in investing activities was A$81,770, A$4,259 and A$55,251 during the years ended June 30, 2008, 2007 and 2006, respectively.

        Net cash provided by financing activities was A$13,912,568 during the year ended June 30, 2008, compared to net cash provided in financing activities of A$7,374,725 during the year ended June 30, 2007, compared to net cash used in financing activities of A$2,020 during the year ended June 30, 2006. Cash flows provided by financing activities during the year ended June 30, 2008 are attributable to private placements of our securities in Australia and the United States in October 2007 and May 2008.

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

        We realized a foreign exchange loss of A$434,309 for the year ended June 30, 2008, compared to a realized foreign exchange loss of A$775,238 for the year ended June 30, 2007, compared to a realized foreign exchange gain of A$268,960 for the year ended June 30, 2006. In 2008, the Australian dollar appreciated by 13.3% against the US dollar, while the Australian dollar depreciated by 16.3% and 9.4% against the US dollar in 2007 and 2006, respectively.

        From inception to June 30, 2008, our capital expenditures have totaled A$441,711 (including A$200,000 of noncash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2008 of A$69,148. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

        As of June 30, 2008, our principal commitments consisted of obligations under our agreements with Professor Ashley Bush, Mr. Geoffrey Kempler and Ms. Dianne Angus.

        Under the ten year contract we entered into with Professor Ashley Bush in January, 2004, effective as of February 1, 2003, we agreed to pay Professor Bush a consulting fee of US$100,000 per year increasing on the anniversary of the agreement by the U.S. consumer price index. We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares (of which 825,000 ordinary shares were issued during the 2004 fiscal year and 825,000 ordinary shares were issued during the 2006 fiscal year) and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share (of which options to purchase 412,000 ordinary shares were granted during the 2004 fiscal year and options to purchase 413,000 ordinary shares were granted during the 2006 fiscal year). The shares and options vest in four equal installments on each of the six months anniversaries following the effective date of the agreement. In addition, subject to the achievement of certain milestones, Professor Bush, is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase. Once a milestone has been achieved, up to 250,000 ordinary shares out of the total tranche of ordinary share to which he becomes entitled may be purchased each six months after such achievement. The first milestone has been achieved (the publication of results of a Phase II trial) and as such, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms, of which Professor Bush acquired 250,000 ordinary shares during the 2007 fiscal year. The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions. During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement.

        On September 21, 2007, we entered into a new agreement with Mr. Geoffrey Kempler in connection with his service as our Chief Executive Officer. Under the new agreement, we agreed to pay Mr. Kempler a base salary of A$386,400 per annum (which may be increased at the discretion of our Board of Directors). On June 05, 2008 at the discretion of our Board of Directors, Mr. Kempler received a salary adjustment for CPI of 4.4% effective July 1, 2008, bringing his base salary up to A$403,402. Mr. Kempler is also entitled to the following bonus payments: (i) $50,000 upon a capital raising of at least A$7.0 million (before costs) prior to September 30, 2007, which milestone was timely met and therefore we paid such bonus to Mr. Kempler in the 2008 fiscal year; (ii) $25,000 upon a further capital raising of at least A$12.0 million (before costs) anytime in the 2008 financial year; (iii) $25,000 if our company attains and sustains a share price above $0.60 for at least four consecutive trading days by June 30, 2008; (iv) $10,000 for completion of clinical trial recruitment by September 30, 2007; (v) $10,000 for completion of signed statistical analysis report by February 29, 2008; (vi) $6,000 for holding regular meetings (minimum twice yearly) of the full Research and Development Advisory Board; (vii) $14,000 for the review and provisions of a written proposal to our board of directors of our intellectual property portfolio to determine valuable opportunities for license, merger and acquisition or divestment by December 31, 2007; and (viii) $10,000 for the development of our staff retention strategy and action plan by October 31, 2007 and implementation of the plan by December 31, 2007.

        Under the agreement with Mr. Kempler, we are required to pay Mr. Kempler a termination payment of A$1 million if he terminates the contract for good reason or we terminate the contract without cause, provided the company has sufficient capital resources to fulfill the obligation. See Item 6.C. “Directors, Senior Management and Employees ם Board Practices – Directors’ Services Contracts.”

        Under an employment agreement we entered into with Ms. Dianne Angus, effective as of October 2, 2006, in connection with her appointment as our Senior Vice President, Business Development, Intellectual Property and Research, we agreed to pay Ms. Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9% of the base salary (or the percentage stipulated by applicable Australian law). In addition, we agreed that we would grant to Ms. Angus options to purchase 1,000,000 ordinary shares, which were granted in the 2007 fiscal year. Such options are exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The options were granted under the 2004 ASX Plan. On June 12, 2007 we entered into an amendment to the employment agreement with Ms. Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007. All entitlements under the October 2, 2006 agreement remain in full force and effect. Under the June 12, 2007 agreement, we granted to Ms. Angus options to purchase an additional 250,000 ordinary shares in recognition of our company’s achievements and performance. Such options are exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The options were granted under the 2004 ASX Plan. If we will terminate the employment agreement without cause or if Ms. Angus will terminate the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for one year following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term. Effective January 1, 2008, Ms. Angus received a salary increase of 9% bringing her annual base salary to A$292,256. In recognition of both her performance during 2007 and her continued commitment to our mission in recent years, we granted Ms. Angus options to purchase an additional 500,000 ordinary shares, which were granted in the 2008 fiscal year. Such options are exercisable for nil consideration on or before 31 October, 2010. The options were granted under the 2004 ASX Plan.

        We were party to a three year property lease signed in May 2004 that expired in May 2007 under which we leased executive office space at 369 Royal Parade, Parkville, Victoria 3052, Australia, at an initial annual rental of A$105,551, which increased by 3.5% on a cumulative basis on the May anniversary of the lease. Although this lease expired in May 2007, the parties continued to act in accordance with its terms on a month-to-month periodic lease basis. A deed of renewal of lease was signed in March 2008 for office space at an annual rental of A$108,693, the lease expires on 31 October 2009.

        In March 2005, we commenced a series of Phase I clinical trials for PBT2 at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2. In early 2006, we also successfully completed a second Phase I multi-dose escalation safety clinical trial of PBT2. In December 2006, we commenced a Phase IIa clinical trial for PBT2 testing in people with Alzheimer’s disease and we announced the formal completion of the study on January 2, 2008. On February 26, 2008, we publicly released the top line trial results and announced that the trial primary endpoints of safety and tolerability were met. We also announced that with respect to the secondary endpoints, namely biomarker, cognition and behavioral changes, several significant and promising changes were observed. Currently, the company is considering possible larger scale Phase IIb trial designs that could be initiated during 2009. For additional details regarding our clinical trials see Item 4.A. “Information on the Company – History and Development of the Company.”

        We believe our existing cash and cash equivalents as well as anticipated interest income and potential option exercises will be sufficient to support our current operating plan for at least the next 12 months; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:

—	costs and timing of obtaining regulatory approvals;

—	the costs and timing of obtaining, enforcing and defending our patent and intellectual property;

—	the progress and success of pre-clinical and clinical trials of our product candidates; and

—	the progress and number of our research programs in development.

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

        Our primary activity since incorporation in 1997 has been the acquisition and development of patents as well as research and development of our core technology. Research and development expenses amounted to A$5,757,168 and A$4,492,193 during the years ended June 30, 2008 and 2007, respectively. Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$469,428 and A$600,232 during the years ended June 30, 2008 and 2007, respectively.

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

        In February 2004, we were granted a START grant from the Australian IR&D Board to take our second generation drug candidate for Alzheimer’s disease, PBT2, through safety testing and Phase I clinical trials. The research under this grant was initially to be completed over a two year period until September 1, 2005 and such period was subsequently extended until December 2005. Under the terms of the grant, we received A$1.35 million over the term of the grant for up to 50% of the project costs related to the toxicology testing program and early human trials. Under this START grant, PBT2 completed advance toxicology in December 2004, successfully completed the first Phase I clinical trials in November 2005 and successfully completed a second Phase I trial in early 2006.

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

        On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf for a sum of A$297,000 (inclusive of goods and services tax), each year for a period of three years. In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property. Following the expiration of this agreement, the parties entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2003 and expired on December 1, 2006. Following the expiration of this second agreement, the parties entered into a third research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2006 and expires on December 1, 2009. The financial consideration terms under the original agreement remain unchanged by the second and third research funding and intellectual property assignment agreements. Pursuant to the terms of the original research funding and intellectual property assignment agreement, we agreed to provide the University of Melbourne certain funding for the research projects for the second and third research funding and intellectual property assignment agreements. We provided to the University of Melbourne funding in an amount equal to A$600,000 (exclusive of goods and service tax) during each of the years running December 2004 to November 2005 and December 2005 to November 2006. We provided to the University of Melbourne funding in an amount equal to A$690,500 (exclusive of goods and service tax) for the year running December 2006 to November 2007. We estimate that we will provide to the University of Melbourne funding in an amount equal to A$704,000 (exclusive of goods and services tax) for the year running December 2007 to November 2008.

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

        Under the terms of a license agreement between us and The General Hospital Corporation of Massachusetts, or GHC, we were required to pay GHC a total of US$166,590 (approximately A$228,395) for the 30 month period beginning January 1, 2001 and US$182,000 (approximately A$249,358) for a period of 30 months from August 1, 2001 for the right to use the results of research under a license for certain patent rights. These obligations have been satisfied by us in full and we retain the rights under this license.

        On January 1, 2001, we entered into another license agreement with GHC, under which we obtained an exclusive license with respect to certain patents and permits us to sublicense the patent rights to others. The agreement also provides us with the non-exclusive right to use materials, substances and information that were used by GHC in research sponsored by us. In consideration of the license, we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us. We are also required to pay certain milestone payments upon submission of a registered dossier to a registration authority in the United States or Europe and first product approval in the United States or Europe, to be reduced from the royalties. In addition, we are obligated to pay GHC 1.5% of any and all non-royalty payments, including license fees, received from our affiliates. On March 15, 2004, the exclusive license was amended so that we are required to pay GHC the royalties payable to it for any future exploitation of rights to certain U.S. patents relating to PBT1 regardless of the inventorship determination, as required under the settlement agreement among us, P.N. Gerolymatos S.A. and GHC.

        Under the terms of a strategic alliance agreement that we entered into with Kendle Pty Ltd., or Kendle, (formerly known as Synermedica Pty Ltd.), on January 6, 2004, Kendle provides us with consultancy services in relation to the coordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provides its services to us at an hourly rate ranging from A$70 to A$210 an hour, depending on the seniority of the consultant. For the years ended June 30, 2007 and 2006, fees earned by Kendle amounted to A$429 and A$126,981, respectively. These fees are included in our financial statements as Research and development expenses. Dr. George Mihaly, a director of our company, served as a director of Kendle until December 2004.

        On September 24, 2004, we signed a letter of intent to enter into an arrangement with Kendle International Inc. to conduct our clioquinol Phase II/III Alzheimer disease clinical trial for PBT1, for the value of A$90,000. A further letter of intent was signed on March 1, 2005 by the parties for the provision of prospective clinical research organization, or CRO, services by Kendle International Inc., while a final CRO services agreement for the conduct of the Phase II/III for PBT1 was being negotiated. This PBT1 trial ceased in April 2005. We paid Kendle International Inc. for their services A$48,299 and GPB £79,504 for fiscal year 2006. We did not pay Kendle International Inc. any amounts for this trial in fiscal years 2007 and 2008. On November 4, 2005, we entered into an agreement with Kendle International B.V. to conduct the Phase 1 double blind randomized, dose escalation study to assess the safety, tolerability and pharmacokinetics of single and multiple doses of oral PBT2 in healthy volunteers.  We paid Kendle International B.V. EUR905,290 and EUR 849 (approximately A$2,004) for fiscal years 2006 and 2007, respectively. We did not pay Kendle International B.V. any amounts for this trial in fiscal year 2008. Kendle International Inc. is the parent entity of Kendle International B.V. and Kendle Pty Ltd.

        In November 2006, we entered into a general services agreement with Quintiles Limited, a clinical research organization, to perform services relating to the conduct of the Phase IIa PBT2 clinical trial, including site initiation, patient screening and monitoring, data analysis, investigator meetings, statistical analysis and clinical trial reporting. We paid Quintiles Limited US$874,135 million and US$2,287,306 million for fiscal years 2007 and 2008, respectively.

        In June 2007, we entered into two GMP drug manufacture and laboratory development agreements with the Institute for Drug Technology Australia Limited, or IDT, to undertake the GMP manufacture of an initial 4kg batch and subsequent large scale manufacture of 30kg of PBT2. IDT is engaged to also undertake process development, quality control release testing and stability testing of the final drug product before its release. We paid IDT A$1,147,272 for fiscal year 2008 for services provided under the two agreements.

        On May 22, 2007, we entered into an agreement with Patheon Inc., or Patheon, to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2. During the year ending December 2007 Patheon will be engaged to undertake the preliminary development processes to determine the means for encapsulating PBT2 and the stability of the capsules at an estimated cost of AU$425,000. At our option, Patheon may also undertake the actual encapsulation of the placebo and PBT2 clinical supplies in the second half of 2008. We paid Patheon US$259,372 for fiscal year 2008 for services provided under the agreements

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations as of June 30, 2008.

	Payments due by period
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years

Operating lease obligations	132,729	98,812	33,917	-	-
Purchase obligations*	894,566	894,566	-	-	-

Total	1,027,295	993,378	33,917	-	-

*	Purchase obligations relate to research and development contracts only and exclude obligations under our contracts with Professor Ashley Bush, Ms. Dianne Angus and Mr. Geoffrey Kempler. See Item 5.B. "Operating and Financial Review and Prospects - Liquidity and Capital Resources" and Note 21 to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Our directors and executive officers are as follows:

Name	Age	Position

Geoffrey P. Kempler	53	Chairman of the Board of Directors and Chief Executive Officer

Richard Revelins	46	Chief Financial Officer and Secretary

Dianne Angus	48	Chief Operating Officer

Peter Marks(1)	52	Director

Brian D. Meltzer(1)(2)	54	Director

George W. Mihaly(1)(2)	55	Director

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee and Nominations Committee

        Geoffrey Paul Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr. Kempler is one of the founders of our company. Mr. Kempler is a qualified psychologist. Mr. Kempler, who has extensive experience in investment and business development, has managed our operations to date and has been responsible for the implementation of our strategic plan and the commercialization of our technology. Mr. Kempler holds a B.Sc degree in science from Monash University and Grad. Dip. App. Soc. Psych. degree from Swinburne University.

        Richard Revelins has served as our Company Secretary since February 2000 and was appointed Chief Financial Officer of our company in June 2004. Mr. Revelins is an executive director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr. Revelins has held senior positions in international merchant banks and is currently a director of a number of public companies, including Mintails Limited and Mining Project Group Limited, both of which are listed on the ASX, as well as a number of private companies. Mr. Revelins holds a Bachelor of Economics degree from Monash University, Melbourne. Mr. Revelins serves as our Chief Financial Officer on a part-time basis and devotes approximately one to two work days a week to such position.

        Dianne Angus has served as Vice President of Intellectual Property and Licensing of our company since August 2002, was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004 and in May 2007 was promoted to Chief Operating Officer. From 1992 to 2000, Ms. Angus managed the intellectual property, licensing and biotechnology product development assets of two Australian companies, AMRAD Corporation Limited and Florigene Limited. At Florigene Limited Ms. Angus was the joint venture alliance manger with Suntory for three years. From June 2000 to August 2002, Ms. Angus was Director of Dianne Angus and Associates Pty. Ltd. providing strategic business development, technology evaluation and intellectual property consulting services to biotechnology companies. Ms. Angus has worked in the commercial biotechnology sector for over 16 years directing product valuation, acquisition and product licensing. During her career, Ms. Angus has managed large and diverse intellectual property portfolios, contract rights and enforcement. Ms. Angus has negotiated and executed many commercial licenses and research and product development agreements with entities ranging from Novartis, Monsanto, Suntory and Du Pont to numerous global research institutes. Ms. Angus has also undertaken due diligence assessments on several Australian biotechnology companies for investment brokers. Ms. Angus holds a Bachelor of Science (Education) and Bachelor of Science (Honours) degree from the University of Melbourne, a Masters degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from Monash University, a Diploma in Intellectual Property Practice from the Institute of Patent and Trademark Attorneys of Australia and is a registered Australian patent and trademark attorney.

        Peter Marks has served as a director of our company since July 2005. Since November 21, 2006, Mr. Marks has served as Executive Chairman of KarmelSonix Ltd., a medical devices company listed on the ASX that is focused on developing and commercializing a range of devices in the respiratory medicine sector. Mr. Marks is also currently a director of Peregrine Corporate Ltd., an Australian based investment bank and Watermark Global Plc, an AIM listed company commercializing metal diffusion technologies. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was a founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as director of corporate finance at Burdett Buckeridge & Young Ltd. in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd., and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

        Brian Derek Meltzer has served as a director of our company since December 1999. Mr. Meltzer has over 25 years experience in finance, including 12 years at AIDC Ltd and over 10 years at Babcock & Brown. He is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr. Meltzer is a non-executive director on the boards of a number of private companies. He is also a director on the boards of the Australia-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). Mr. Meltzer is the Chairman of our Audit Committee, Remuneration Committee and Nomination Committee. Mr. Meltzer holds a Bachelor of Commerce degree and an MA degree in Economics from the University of Auckland and Monash University, respectively.

        Dr. George William Mihaly has served as director of our company since December 1999. Dr. Mihaly also serves as a director of Waide Pty Ltd., a private company. Dr. Mihaly has had an extensive career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr. Mihaly was the founding Executive Chairman and Managing Director of Synermedica Pty Ltd., or Synermedica, one of Australia’s leading independent consultant research organizations, or CRO, to the pharmaceutical industry. Synermedica merged with the global CRO, Kendle International Inc., in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd.) until December 2004. Over the course of the last 24 years in academia and industry, Dr. Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials. Dr. Mihaly holds a B.Pharm. degree from Monash University, Australia, M.Sc. degree from Sydney University and Ph.D. degree from Melbourne University, and is a fellow of the Australian Institute of Company Directors.

B.	COMPENSATION

        The following table sets forth all compensation we paid for the year ended June 30, 2008 with respect to (i) each of our directors during the 2008 fiscal year and (ii) all of our directors and executive officers as a group:

	Salaries, fees, commissions and bonuses (1)	Pension, retirement and other similar benefits

Geoffrey P. Kempler	436,400	---
Peter Marks	75,000	---
Brian D. Meltzer	100,000	---
George W. Mihaly	75,000	---
All directors and officers as a group (consisting of 6
persons at June 30, 2008)	1,071,808	---

(1)	Does not include A$1,801,932 of share-based compensation recorded in fiscal year 2008.

        In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

        As of June 30, 2008, our directors and executive officers as a group, then consisting of six persons, held options to purchase an aggregate 8,000,000 of our ordinary shares. Of such options, (i) options to purchase 1,900,000 ordinary shares are currently exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The ordinary shares issued upon exercise of these options may not be disposed of without the prior consent of our Board of Directors; (ii) options to purchase 2,200,000 ordinary shares are exercisable for nil consideration on or before July 31, 2009. Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days. The ordinary shares issued upon exercise of these options may not be disposed of without the prior consent of our Board of Directors; (iii) options to purchase 1,250,000 ordinary shares are exercisable for nil consideration on or before August 7, 2014. Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days; (iv) options to purchase 2,400,000 ordinary shares are exercisable for $0.30 consideration on or before October 31, 2010. Such options are to be held in escrow until December 20, 2008; and (v) options to purchase 250,000 ordinary shares are exercisable for nil consideration on or before October 31, 2010. All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

        See Item 5.B. “Operating and Financial Review and Prospects – Liquidity and Capital Resources” for details regarding the employment agreements we entered into with Mr. Geoffrey Kempler in connection with his appointment as our Chief Executive Officer and Ms. Dianne Angus in connection with her service as our Chief Operating Officer.

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

Election of Directors

        Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Under Australian law, directors who have reached the age of 72 must stand for re-election annually. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Messrs. Marks and Meltzer must retire and may stand for re-election at our 2008 annual general meeting of shareholders. Dr. Mihaly must retire and may stand for re-election at our 2009 annual general meeting of shareholders.

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

        Our Board of Directors has determined that each of Messrs. Marks, Meltzer and Dr. Mihaly qualifies as an independent director under the requirements of the ASX, NASDAQ Marketplace Rules and Securities and Exchange Commission.

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

        Remuneration Committee. In the first quarter of 2005, our Board of Directors established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing, the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADR option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADR option plans and any other employee benefit plans through a sub-committee that it established for this purpose (see Share Plan Committee below). Messrs. Mihaly and Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

        Share Plan Committee. In the first quarter of 2005, our Remuneration Committee established a sub-committee, the Share Plan Committee, which administers our share and ADR option plans. Messrs. Mihaly and Meltzer are the current members of the Share Plan Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

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

        Research and Development Advisory Board. Our Research and Development Advisory Board oversees and administers our research activities. Our Research and Development Advisory Board is comprised of a number of the leading scientists in the field of age-related degenerative disorders. The members of our Scientific Advisory Board are as follows:

        Dr. Jeffrey Cummings is the Chairman of our Research and DevelopmentAdvisory Board. Dr. Cummings is the Director and founder of the UCLA Alzheimer’s Disease Center; the Augustus S. Rose Professor of Neurology at UCLA and the Director of the UCLA Behavioral Neuroscience and Dementia Research Fellowship. Dr. Cummings’ interests embrace clinical trials and the development of new treatments for neurodegenerative disorders and other neurological diseases. He has authored or edited 20 books and over 450 peer reviewed papers. Dr. Cummings has broad interests in dementing disorders, neuropsychiatry, neurotherapeutics and the interface of neuroscience and society. The UCLA Alzheimer’s Disease Center has an active clinical trials program and fosters imaging, genetics, clinical and neuroscience research.

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

        Professor Jean-Marc Orgogozo is the Chair of the Department of Neurology and Professor of Neurology at the University of Bordeaux, France. Professor Orgogozo has extensive experience in neuroepidemiology and clinical trials. Professor Orgogozo’s publications on the amyloid vaccines have helped to shape the field of anti-amyloid therapeutics.

        Dr. Craig Ritchie is the Clinical Research Fellow (Senior), Old Age Psychiatry at Imperial College, London. Dr. Ritchie is heavily involved, both clinically and academically, in psychiatric disorders of late life, in particular Alzheimer’s disease, Delirium and Schizophrenia. Dr. Ritchie’s interest in conducting and assimilating evidence from clinical trials is based on his clinical background, having worked with elderly patients with dementia for most of his career.

        Professor Rudolph Emile Tanzi is Professor of Neurology at the Harvard Medical School and Associate Geneticist, Neurology Services, the Director of Genetics and the Aging Unit, at the Massachusetts General Hospital. Professor Tanzi played a lead role in the discovery of genes and the mechanisms that underlie the cause of Alzheimer’s disease, particularly as they relate to the molecular genetics of this disorder. Professor Tanzi’s laboratory at the Massachusetts General Hospital is one of the leaders in the field. Over the last ten years Professor Tanzi has helped guide the development of our platform technology.

Directors’ Service Contracts

        Our Chief Executive Officer. On September 21, 2007, we entered into a new agreement with Mr. Geoffrey Kempler in connection with his service as our Chief Executive Officer. Under the new agreement, we agreed to pay Mr. Kempler a base salary of A$386,400 per annum (which may be increased at the discretion of our Board of Directors). On June 5, 2008 at the discretion of our Board of Directors, Mr. Kempler received a salary adjustment for CPI of 4.4% effective July 1, 2008, bringing his base salary up to A$403,402. Mr. Kempler is also entitled to the following bonus payments: (i) $50,000 upon a capital raising of at least A$7.0 million (before costs) prior to September 30, 2007, which milestone was timely met and therefore we paid such bonus to Mr. Kempler in the 2008 fiscal year; (ii) $25,000 upon a further capital raising of at least A$12.0 million (before costs) anytime in the 2008 financial year; (iii) $25,000 if our company attains and sustains a share price above $0.60 for at least four consecutive trading days by June 30, 2008; (iv) $10,000 for completion of clinical trial recruitment by September 30, 2007; (v) $10,000 for completion of signed statistical analysis report by February 29, 2008; (vi) $6,000 for holding regular meetings (minimum twice yearly) of the full Research and Development Advisory Board; (vii) $14,000 for the review and provisions of a written proposal to our board of directors of our intellectual property portfolio to determine valuable opportunities for license, merger and acquisition or divestment by December 31, 2007; and (viii) $10,000 for the development of our staff retention strategy and action plan by October 31, 2007 and implementation of the plan by December 31, 2007. Should the agreement terminate due to death or disability, we shall pay Mr. Kempler a pro-rata bonus. Mr. Kempler is also entitled to (i) up to 20 days vacation a year. Vacation days that are not used in any calendar year will be carried over for use in the following year to a maximum carry-over of two years; and (ii) reimbursement of reasonable business expenses incurred in the performance of his duties. Mr. Kempler is entitled to participate in the employee benefits established by our company, as applicable to executives, including, without limitation, a Section 401(k) retirement plan, health, dental, life insurance and short and long term disability plans.

        In the event of termination of Mr. Kempler’s employment:

—	By our company without cause (as defined in the agreement) or by Mr. Kempler with good reason (as defined in the agreement), Mr. Kempler will be entitled to: (i) the sum of A$1 million provided we have sufficient capital requirements to fulfill this obligation within 90 days of termination date; (ii) business expenses that have not been reimbursed and accrued, unused vacation days; and (iii) the acceleration of the vesting of any unvested options to purchase ordinary shares which may be purchased during the remainder of the exercise period by such options.

—	By our company with cause (as defined in the agreement) or by Mr. Kempler without good reason (as defined in the agreement), Mr. Kempler’s bonus compensation will be pro-rated if the termination occurs in the first year and he will be entitled to business expenses that have not been reimbursed and accrued and unused vacation days. Mr. Kempler will only be permitted to exercise unvested options to purchase shares that had been grated to him prior to the employment agreement.

—	Due to death or disability (as defined in the agreement), we shall pay Mr. Kempler or his estate, as applicable, all accrued base salary, pro-rata bonus, business expenses that have not been reimbursed and accrued, unused vacation days (and in the case of disability, less such amounts under any disability policy maintained by our company). Mr. Kempler or his estate, as applicable, will be entitled to exercise vested options for ordinary shares.

        The agreement contains customary confidentiality provisions.

        Other. Except as set forth above and in Item 6.B. “Directors, Senior Management and Employees – Compensation,” there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

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

        In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is liable or has been an officer of our company or one of our subsidiaries against a liability:

—	incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company provided that the liability does not arise out of a conduct involving a willful breach of duty in relation to our company or a subsidiary of our company; or

—	for costs and expenses incurred by that person defending proceedings, whatever their outcome.

        We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D.	EMPLOYEES

        At June 30, 2008, we had 13 employees. Of such employees, eight persons were employed in research and development, three persons in management and administration and two persons in operations. All such employees were located in Australia.

        At June 30, 2007, we had nine employees. Of such employees, three persons were employed in research and development, four persons in management and administration and two persons in operations. All such employees were located in Australia.

        At June 30, 2006, we had ten employees. Of such employees, three persons were employed in research and development, five persons in management and administration and two persons in operations. All such employees were located in Australia.

        Australian labor laws and regulations are applicable to all of our employees. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents.

E.	SHARE OWNERSHIP

        Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of September 23, 2008 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Geoffrey P. Kempler	20,055,000	(3)(4)	9.93%
Richard Revelins	670,308	(5)(6)	*
Dianne Angus	1,750,000	(7)(15)	*
Peter Marks	993,111	(8)(9)	*
Brian D. Meltzer	1,276,666	(10)(11)	*
George W. Mihaly	1,176,666	(12)(13)	*
All directors and executive
officers as a group (six persons)	25,921,751	(14)	12.83%

*	Less than 1%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 202,010,429 ordinary shares issued and outstanding as of September 23, 2008.

3.	Includes 17,055,000 ordinary shares, of which 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

4.	Includes 3,000,000 ordinary shares issuable upon the exercise of options for nil consideration, all of which were granted under the 2004 ASX Plan (as defined below). Of such options (i) options to purchase 1,000,000 ordinary shares are exercisable on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; (ii) options to purchase 1,000,000 ordinary shares are exercisable on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days; and (iii) options to purchase 1,000,000 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.30 per share. The options are held in escrow for one year from the date of grant.

5.	Includes 20,308 ordinary shares, all of which are held by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

6.	Includes options to purchase 650,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 300,000 ordinary shares are exercisable at nil consideration on or before July 31, 2009 and are held by Darontack Pty Ltd, an Australian corporation owned by Mr. Revelins. These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days. The remaining options to purchase 350,000 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.30 per share and are held by Mr. Revelins’ spouse. The options are held in escrow for one year from the date of grant.

7.	Includes options to purchase 1,500,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 1,250,000 ordinary shares are exercisable for nil consideration on or before August 7, 2014. These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The remaining options to purchase 250,000 ordinary shares are exercisable for nil consideration on or before 31 October, 2010.

8.	Of such shares, 43,111 ordinary shares are held by Lampam Pty Ltd, an Australian corporation owned by Mr. Marks.

9.	Includes options to purchase 950,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, (i) options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; (ii) options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days; and (iii) options to purchase 350,000 ordinary shares are exercisable on or before 31 October, 2010 at a price of A$0.30 per share. The options are held in escrow for one year from the date of grant.

10.	Of such shares, 326,666 ordinary shares are held by RBC Dexia Pty Ltd., a superannuation fund of Mr. Meltzer.

11.	Includes options to purchase 950,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, (i) options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; (ii) Options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days; and (iii) options to purchase 350,000 ordinary shares are exercisable on or before 31 October, 2010 at a price of A$0.30 per share. The options are held in escrow for one year from the date of grant.

12.	Of such shares 166,666 ordinary shares are held directly by Dr. Mihaly, 52,000 ordinary shares are held by Waide Pty Ltd., an Australian corporation owned by Dr. Mihaly, and 4,000 ordinary shares are held by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons. Dr. Mihaly disclaims beneficial ownership of the ordinary shares held by his sons, Kieren Mihaly and Warwick Mihaly.

13.	Includes options to purchase 950,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, (i) options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; (ii) options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0-50 for five consecutive trading days; and (iii) options to purchase 350,000 ordinary shares are exercisable on or before 31 October, 2010 at a price of A$0.30 per share. The options are held in escrow for one year from the date of grant.

14.	See Footnotes (3) – (13).

15.	Of such shares, 250,000 ordinary shares are held directly by Ms. Angus.

Stock Option Plans

        In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan. For the description below, the 2004 ASX Plan and 2004 ADS Plan are referred to together as the 2004 Plans. Under the 2004 ASX Plan we may issue ordinary shares and under the 2004 ADS Plan we may issue ADSs. We were initially authorized to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. In November 2005, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 10,000,000 ordinary shares (or ADSs representing 10,000,000 ordinary shares), following which we could issue under the 2004 Plans up to an aggregate 22,000,000 ordinary shares or ADSs representing 22,000,000 ordinary shares. In December 2007, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 8,000,000 ordinary shares (or ADSs representing 8,000,000 ordinary shares) following which we may issue under the 2004 Plans up to an aggregate 30,000,000 ordinary shares or ADSs representing 30,000,000 ordinary shares. Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval.

        2004 ASX Plan. The purpose of the 2004 ASX Plan is to promote the interest of our company and the interest of the employees, directors and consultants of our company and its subsidiaries. Under the 2004 ASX Plan, we may issue to employees, directors and consultants of our company and its subsidiaries, from time to time, up to an aggregate 30,000,000 ordinary shares, either by issuance of ordinary shares or under options to purchase ordinary shares granted under the 2004 ASX Plan.

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

        Under the 2004 ADS Plan, we may grant to employees, officers, consultants, independent contractors and directors of our company or any of its subsidiaries, from time to time, options to purchase ADSs representing up to 30,000,000 of our ordinary shares. The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs (representing 5,000,000 of our ordinary shares). ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject of options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect to such option may again become available for new option grants under the 2004 ADS Plan.

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

        A summary of the status of the 2004 Plans as of June 30, 2008, 2007 and 2006, and changes during the years ended on those dates, is presented below:

	Year ended June 30,

	2008		2007		2006

	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Options outstanding at the beginning of the year	13,728,262	$0.20	8,727,500	$0.36	6,500,000	$0.48
Granted	4,753,149	$0.18	5,908,762	–	2,265,000	–
Exercised	(1,393,563)		(758,000)	–	–	–
Expired	(1,100,000)	$0.50
Forfeited	(2,000,000)		(150,000)	–	(37,500)	–
						–

Options outstanding at the end of the year	13,987,848	$0.20	13,728,262	$0.20	8,727,500	$0.36

Options exercisable at the end of the year	9,974,332	$0.31	5,940,000	$0.47	4,900,000	$0.64

Options that may be granted as of the end of the year	14,152,150		6,484,049		12,844,061

        In addition, as of June 30, 2008, 2,014,689 ordinary shares have been issued under the ASX Plan that were not options exercised.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information, as of September 23, 2008, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Geoffrey P. Kempler	20,055,000	(3)(4)	9.93%
Jagen Nominees Pty Ltd	15,689,172	(5)	7.77%
Balyasny Asset Management LP	12,856,682	(6)	6.36%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the table above are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 202,010,429 ordinary shares issued and outstanding as of September 23, 2008.

(3)	Includes 17,055,000 ordinary shares, of which 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

(4)	Includes option to purchase 3,000,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, (i) options to purchase 1,000,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; (ii) options to purchase 1,000,000 ordinary shares are exercisable for nil consideration on or before July 31, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days; and (iii) options to purchase 1,000,000 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.30 per share. The options are held in escrow for one year from the date of grant.

(5)	Based solely upon, and qualified in its entirety with reference to a Notice of Change of Interest of Substantial Holder filed by Jagen Nominees Pty Ltd with the ASX on May 28, 2008. Includes 280,112 ordinary shares issuable upon the exercise of options exercisable for A$0.446 on or before November 30, 2009 held by Jagen Nominees Pty Ltd. Mr. Boris Liberman is the sole owner of Jagen Nominees Pty Ltd. and may be deemed to hold the voting and investment powers for the ordinary shares held by Jagen Nominees Pty Ltd.

(6)	Based solely upon, and qualified in its entirety with reference to a Notice of Change of Interest of Substantial Holder filed by Balyasny Asset Management LP with the ASX on May 23, 2008. Balyasny Asset Management LP serves as investment manager to Atlas Master Fund Ltd. Atlas Master Fund Ltd. holds the voting and investment powers for the ordinary shares held by Balyasny Asset Management LP.

Significant Changes in the Ownership of Major Shareholders

        Mr. Geoffrey Kempler. As of June 30, 2005 and 2006, Geoffrey Kempler, the Chairman of our Board of Directors and our Chief Executive Officer, beneficially owned 18,055,000 of our ordinary shares, representing approximately 14.06% and 13.98% of our then outstanding shares, respectively. During fiscal 2007, we granted to Mr. Kempler options to purchase 1,000,000 ordinary shares exercisable on or before June 30, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days. As a result, as of June 30, 2007, Mr. Kempler’s beneficial ownership increased to 19,055,000 ordinary shares, representing approximately 12.57% of our then outstanding shares. During fiscal year 2008, we granted to Mr. Kempler options to purchase 1,000,000 ordinary shares that are exercisable on or before October 31, 2010 at a price of A$0.30 per share. The options are held in escrow for one year from the date of grant. As a result, as of June 30, 2008, Mr. Kempler’s beneficial ownership increased to 20,055,000 ordinary shares, representing approximately 9.84% of our then outstanding shares.

        AMP Ltd. On December 15, 2006, AMP Ltd., or AMP, filed with the ASX a Notice of Initial Substantial Holder, reflecting beneficial ownership of 11,204,482, or 7.78%, of our then outstanding ordinary shares. On August 31, 2007, AMP filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 9,641,383, or 6.36%, of our then outstanding ordinary shares. On November 8, 2007, AMP filed with the ASX a Notice of Ceasing to be a Substantial Holder.

        Jagen Nominees Pty Ltd. As of September 27, 2007, Jagen Nominees Pty Ltd. beneficially owned 15,409,060, or 10.17% of our then outstanding ordinary shares. On October 19, 2007, Jagen Nominees Pty Ltd. filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 15,409,060, or 8.89%, of our then outstanding shares. On May 28, 2008, Jagen Nominees Pty Ltd filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 15,409,060, or 7.15%, of our then outstanding shares.

        Balyasny Asset Management L.P.. On March 13, 2008, Balyasny Asset Management L.P., or BAM, filed with the ASX a Notice of Initial Substantial Holder, reflecting beneficial ownership of 9,263,507, or 5.06%, of our then outstanding ordinary shares. On May 23, 2008, BAM filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 12,836,682, or 7.00%, of our then outstanding ordinary shares.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        As of September 23, 2008, there were 2,376 holders of record of our ordinary shares, of which 20 record holders, holding approximately 37.08% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADRs that are held of record by ANZ Nominees Ltd., which held 32.86% of our ordinary shares as of such date.

B.	RELATED PARTY TRANSACTIONS

        None.

C.	INTERESTS OF EXPERTS AND COUNSEL

        Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	FINANCIAL STATEMENTS AND OTHER FINANCIAL INFORMATION

        See our consolidated financial statements, including the notes thereto, in Item 18.

Legal Proceedings

        Our former Chief Executive Officer, who also served as a director, has threatened to initiate a claim against our company arising from his alleged inability to freely transfer shares underlying certain unexercised ADR options previously granted to him pursuant to our 2004 ADS Plan. We believe, based on the explicit terms of the 2004 ADS Plan and applicable law and regulations, his allegations to be without merit and we intend to vigorously defend any such claim if formally asserted.

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

        There have been no significant changes in the operation or financial condition of our company since June 30, 2008.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Australian Stock Exchange

        Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)

	High	Low

Fiscal Year Ended June 30,
2004	1.18	0.45
2005	0.70	0.13
2006	0.30	0.15
2007	0.80	0.18
2008	0.70	0.23

Fiscal Year Ended June 30, 2007:
First Quarter	0.80	0.18
Second Quarter	0.58	0.35
Third Quarter	0.44	0.31
Fourth Quarter	0.43	0.32

Fiscal Year Ended June 30, 2008:
First Quarter	0.35	0.26
Second Quarter	0.51	0.23
Third Quarter	0.70	0.36
Fourth Quarter	0.48	0.38

Month Ended:
March 2008	0.62	0.44
April 2008	0.48	0.40
May 2008	0.47	0.38
June 2008	0.47	0.38
July 2008	0.50	0.38
August 2008	0.50	0.39

NASDAQ Capital Market

        Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)

	High	Low

Fiscal Year Ended June 30,
2004	10.50	2.95
2005	5.19	0.98
2006	2.40	1.20
2007	4.35	1.21
2008	6.73	2.06

Fiscal Year Ended June 30, 2007:
First Quarter	3.45	1.21
Second Quarter	4.35	2.15
Third Quarter	4.35	2.15
Fourth Quarter	3.38	2.58

Fiscal Year Ended June 30, 2008:
First Quarter	3.10	2.20
Second Quarter	4.05	2.06
Third Quarter	6.73	3.25
Fourth Quarter	4.45	3.56

Month Ended:
March 2008	5.28	3.98
April 2008	4.45	3.81
May 2008	4.40	3.83
June 2008	4.09	3.56
July 2008	5.70	3.20
August 2008	4.72	3.81

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

        On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf for a sum of A$297,000 (inclusive of goods and services tax), each year for a period of three years. In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property. Following the expiration of this agreement, the parties entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2003 and expired on December 1, 2006. Following the expiration of this second agreement, the parties entered into a third research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2006 and expires on December 1, 2009. The financial consideration terms under the original agreement remain unchanged by the second and third research funding and intellectual property assignment agreements. Pursuant to the terms of the original research funding and intellectual property assignment agreement, we agreed to provide the University of Melbourne certain funding for the research projects for the second and third research funding and intellectual property assignment agreements. We provided to the University of Melbourne funding in an amount equal to A$600,000 (exclusive of goods and service tax) during each of the years running December 2004 to November 2005 and December 2005 to November 2006. We provided to the University of Melbourne funding in an amount equal to A$690,500 (exclusive of goods and service tax) for the year running December 2006 to November 2007. We estimate that we will provide to the University of Melbourne funding in an amount equal to A$704,000 (exclusive of goods and services tax) for the year running December 2007 to November 2008.

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

        On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT1. Pursuant to the settlement agreement, all patent oppositions in Europe and Australia were withdrawn and the law suits then pending before the U.S. District Court for the District of Columbia and the Court of Athens in Greece were dismissed. Under the settlement agreement, we and P.N.G. agreed to recognize the rights of each other to develop clioquinol in our respective territories. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and selected uses of clioquinol in Japan, and P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories. Under the settlement agreement, we issued 1,350,000 of our ordinary shares to P.N.G. (which were held in escrow for 12 months), and made a payment of US$150,000 to P.N.G. Such settlement in the total value of A$971,764 was expensed in fiscal year 2004. Under the settlement agreement we also agreed to pay a sales royalty to P.N.G. on sales of PBT1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.‘s income on sales of PBT1 in the other territories. In April 2005, we announced our decision not to proceed with the PBT1 study. P.N.G. is also entitled to receive 2% of our worldwide income from PBT2 and any other future clioquinol derivative.

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

        Under the terms of a strategic alliance agreement that we entered into with Kendle (formerly known as Synermedica Pty Ltd.) on January 6, 2004, Kendle provided us with consultancy services in relation to the coordination, planning and management of intellectual property, research and development, planning, management and commercialization strategy. Kendle provided its services to us at an hourly rate ranging from A$70 to A$210 an hour, depending on the seniority of the consultant. For the years ended June 30, 2007 and 2006, fees earned by Kendle amounted to A$429 and A$126,981, respectively.

        On September 24, 2004, we signed a letter of intent to enter into an arrangement with Kendle International Inc. to conduct our clioquinol Phase II/III Alzheimer disease clinical trial for PBT1, for the value of A$90,000. A further letter of intent was signed on March 1, 2005 by the parties for the provision of prospective clinical research organization, or CRO, services by Kendle International Inc., while a final CRO services agreement for the conduct of the Phase II/III for PBT1 was being negotiated. This PBT1 trial ceased in April 2005. We paid Kendle International Inc. A$48,299 and GPB £79,504 for fiscal year 2006. We did not pay Kendle International Inc. any amounts for this trial in fiscal years 2007 and 2008. On November 4, 2005, we entered into an agreement with Kendle International B.V. to conduct the Phase 1 double blind randomized, dose escalation study to assess the safety, tolerability and pharmacokinetics of single and multiple doses of oral PBT2 in healthy volunteers.  We paid Kendle International B.V. EUR905,290 and EUR 849 (approximately A$2,004) for fiscal years 2006 and 2007, respectively. We did not pay Kendle International B.V. any amounts for this trial in fiscal year 2008. Kendle International Inc. is the parent entity of Kendle International B.V. and Kendle Pty Ltd.

        In November 2006, we entered into a general services agreement with Quintiles Limited, a clinical research organization, to perform services relating to the conduct of the Phase IIa PBT2 clinical trial, including site initiation, patient screening and monitoring, data analysis, investigator meetings, statistical analysis and clinical trial reporting. The agreement was budgeted for expenses of US$1.46 million for seven trial sites in Sweden, and we negotiated an extension of the agreement to include Australian sites for the trial. We paid Quintiles Limited US$967,001 and US$2,287,200 for fiscal years 2007 and 2008, respectively.

        In June 2007, we entered into two GMP drug manufacture and laboratory development agreements with IDT to undertake the GMP manufacture of an initial 4kg batch and subsequent large scale manufacture of 30kg of PBT2. IDT is engaged to also undertake process development, quality control release testing and stability testing of the final drug product before its release. We paid IDT A$1,147,272 for fiscal year 2008 for services provided under the two agreements.

        We entered into a consulting agreement dated January 17, 2000 with Professor Ashley Bush for the provision of research and development services relating to inventions and treatments for diseases caused by metal-mediated oxidative stress, which expired in January 2003. On January 8, 2004, we entered into a new consulting agreement with Professor Bush, under which Professor Bush agreed to provide us with consulting services for a period of ten years. In consideration of his services, we agreed to pay Professor Bush an annual consulting fee of US$100,000, to issue to Professor Bush 1,650,000 ordinary shares (of which 825,000 ordinary shares were issued during the 2004 fiscal year and 825,000 ordinary shares were issued during the 2006 fiscal year), and to grant Professor Bush options to purchase 825,000 ordinary shares at an exercise price A$0.50 per share (of which options to purchase 412,00 ordinary shares were granted during the 2004 fiscal year and 413,000 options were granted during the 2006 fiscal year). In addition, subject to the achievement of certain milestones, Professor Bush is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase. Once a milestone has been achieved, up to 250,000 ordinary shares out of the total tranche of ordinary shares to which he becomes entitled may be purchased each six months after such achievement. The first milestone has been achieved (the publication of results of a Phase II trial) and as such, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms, of which he acquired 250,000 ordinary shares during the 2007 fiscal year The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions. During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement.

        On May 22, 2007, we entered into an agreement with Patheon to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2. During the year ending December 2007 Patheon will be engaged to undertake the preliminary development processes to determine the means for encapsulating PBT2 and the stability of the capsules at an estimated cost of AU$425,000. At our option, Patheon may also undertake the actual encapsulation of the placebo and PBT2 clinical supplies in the second half of 2008. We paid Patheon US$259,372 for fiscal year 2008 for services provided under the agreements.

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

Tax on Sales or other Dispositions of Shares – Capital Gains Tax

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

Tax on Sales or other Dispositions of Shares – Stockholders Holding Shares on Revenue Account

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

Taxation of Dividends

        For U.S. federal income tax purposes, U.S. Holders of ADRs will be treated as owning the underlying ordinary shares, or ADSs, represented by the ADRs held by them. Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADRs, including the amount of any Australian taxes withheld there from, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADRs, and any amount in excess of your tax basis will be treated as gain from the sale of ADRs. See “Disposition of ADRs” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

        Dividends that we pay in A$, including the amount of any Australian taxes withheld there from, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in A$ and converts A$ into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of our ADRs.

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

        Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2010 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends generally qualify for the 15 percent rate provided that either: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADRs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADRs will remain readily tradable. Furthermore, the reduction does not apply to dividends received from PFICs in any future year, if we are not treated as a PFIC in any future year. U.S. Holders of ADRs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC for the taxable years ended June 30, 2006 and 2007, under a literal application of the asset test that looks solely to market value. We believe that we will once again qualify as a PFIC for the taxable year ended June 30, 2008.

        If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADRs, as described below:

—	you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADRs ratably over your holding period for such ADRs,

—	the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

—	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

—	you will be required to make an annual return on IRS Form 8621 regarding distributions received with respect to ADRs and any gain realized on your ADRs.

        The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Both direct and indirect shareholders of PFICs are subject to the rules described above. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

—	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

—	A shareholder of a PFIC that is a shareholder of another PFIC, or

—	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

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

        As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. We make our Securities and Exchange Commission filings electronically and they are available on the Securities and Exchange Commission’s website. We are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we will make available annually to our shareholders an annual report containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we will submit reports to the Securities and Exchange Commission on Form 6-K containing unaudited financial information for the first six months of each fiscal year.

        This annual report and the exhibits thereto and any other document that we have to file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549; and on the Securities and Exchange Commission website (http://www.sec.gov). You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330 or by visiting the Securities and Exchange Commission’s website at http://www.sec.gov, and may obtain copies of our filings from the public reference room by calling (202) 551-8090. The Exchange Act file number for our Securities and Exchange Commission filings is 000-49843.

        The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we have approximately A$300,000 and A$4.3 million in cash held in U.S. dollars as of June 30, 2008 and 2007, respectively. A hypothetical 8% adverse movement in end-of-period exchange rates would reduce the cash balance by approximately A$24,000 and A$344,000, respectively.

        We have engaged an external consultant to assist us to optimize our interest returns and manage our foreign exchange risk. We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

        We conduct our activities almost exclusively in Australia. However, we are required to make certain payments in U.S. dollars and other currencies. An adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In fiscal 2008, the Australian dollar appreciated by 13.28% against the U.S. dollar, while the Australian dollar depreciated by 9.4% and 16.3% against the U.S. dollar in fiscal years 2006 and 2007, respectively. As of June 30, 2008, payables in U.S. dollars and other currencies were immaterial. A hypothetical 8% adverse movement in the U.S., GBP and EUR exchange rates could increase the cost of these payables by A$1,910.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

        Not applicable.

ITEM 15T.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of June 30, 2008, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transaction and dispositions of the assets of the company;

—	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2008. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of June 30, 2008, our internal control over financial reporting is effective.

        This annual report does not include an attestation report of our independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by our independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

        During the year ended June 30, 2008, there were no changes in our internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934) that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that Mr. Brian Meltzer, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Meltzer’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees – Directors and Senior Management.”

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

Fees Paid to Independent Public Accountants

        The following table sets forth, for each of the years indicated, the fees billed by PricewaterhouseCoopers, which has served as our principal independent registered public accounting firm since November 30, 2006.

	Year Ended June 30,
Services Rendered	2008		2007

Audit	$A	219,920	$A	240,800
Audit-Related		--		--
Tax		--		--
Other		--		--

Total	$A	219,920	$A	240,800

        Deloitte Touche Tohmatsu served as our principal independent registered public accounting firm until November 30, 2006. The fees billed by Deloitte Touche Tohmatsu, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the 2008 and 2007 fiscal years were A$71,773 and A$110,975, respectively, for audit-related services provided in connection with a Securities and Exchange Commission review of our annual report on Form 20-F for the fiscal year ended June 30, 2006 and an amendment to our annual report on Form 20-F for such period.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2008.

PART III

ITEM 17.	FINANCIAL STATEMENTS

        Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

        Index to Exhibits

Exhibit	Description

1.1	Constitution of Registrant (1)

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts (2)

4.1	Agreement for the Assignment of Patents and Intellectual Property Licensing dated February 8, 2000, between Registrant and the Biomolecular Research Institute (1)

4.2	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation (1)

4.3	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties (1)

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation, dated March 15, 2004, between the between the Registrant and The General Hospital Corporation (6)

4.5	Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now named The CFO solution) (1)

4.6	Form of Second Research Funding and Intellectual Property Assignment Agreement dated December 1, 2003, between the Registrant and The University of Melbourne (7)

4.7	Third Research Funding and Intellectual Property Assignment Agreement dated December 2, 2006 (13)

4.8	General Services Agreement dated November 13, 2006, between the Registrant and Quintiles Limited (14)

4.9	GMP 30kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (15)

4.10	GMP 4kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (16)

4.11	Purchase Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (3)

4.12	Registration Rights Agreement dated April 27, 2004, among the Registrant and the investors signatory thereto (4)

4.13	Form of Warrant (5)

4.14	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, The General Hospital Corporation of Massachusetts, or The GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG (9)

4.15	Prana Biotechnology Limited, Employees and Consultants Option Plan 2000 (1)

4.16	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (10)

4.17	Prana Biotechnology Limited, 2004 Employees', Directors' and Consultants' Share and Option Plan (11)

4.18	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler (17)

4.19	Employment Agreement effective as of August 7, 2006 among the Registrant and Dr. Ross Murdoch (12)

4.20	Letter Agreements effective as of June 12, 2007 among the Registrant and Ms. Dianne Angus (18)

4.21	Assignment and Novation Deed between Commonwealth Scientific Industrial and Research Organization and the Biomolecular Research Institute and the Registrant dated September 10, 2007 (19)

4.22	Agreement dated May 22, 2007 by and between the Registrant and Patheon Inc. regarding the formulation, development and manufacture of capsules of PBT2 (22)

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) and Rule 15d-14(a) of the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm

15.2	Consent of Deloitte Touche Tohmatsu, Registered Public Accounting Firm

(1)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).

(2)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on December 12, 2007 (File 333-136944).

(3)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of April, 2004.

(4)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of April, 2004.

(5)	Incorporated by reference to Item 3 of our Report on Form 6-K for the month of April, 2004.

(6)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(7)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended June 30, 2006, and incorporated herein by reference

(8)	Filed as Exhibit 4.13 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(9)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(10)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November, 2004.

(11)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November, 2004.

(12)	Filed as Exhibit 4.17 to our Annual Report on Form 20-F for the year ended June 30, 2006, and incorporated herein by reference

(13)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(14)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(15)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(16)	Filed as Exhibit 4.10 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(17)	Filed as Exhibit 4.19 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(18)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(19)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(20)	Filed as Exhibit 4.23 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(21)	Filed as Exhibit 4.24 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(22)	Filed as Exhibit 4.25 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

PRANA BIOTECHNOLOGY LIMITED

PRICEWATERHOUSECOOPERS

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, statements of stockholders equity and cash flows present fairly, in all material respects, the financial position of Prana Biotechnology Limited (the Company) and its subsidiaries at 30 June 2008 and 30 June 2007 and the results of their operations and their cash flows for the each of the two years in the period ended June 30, 2008 in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Melbourne, Australia
25 September 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
DELOITTE TOUCHE TOHMATSU

To The Board of Directors and Shareholders of Prana Biotechnology Limited

We have audited the accompanying consolidated statements of operations, stockholders’ equity, and cash flows of Prana Biotechnology Limited (a company incorporated in Victoria, Australia) and subsidiaries (a development stage company) (the “Company”) for the year ended June 30, 2006. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements , assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated statements of operations, stockholders’ equity, and cash flows present fairly, in all material respects, the results of their operations and their cash flows for the year ended June 30, 2006, in conformity with Australian Equivalents to International Financial Reporting Standards and International Financial Reporting Standards as issued by the International Accounting Standards Board.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements , the Company’s recurring losses from operations and negative cash flows from operations raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 27 the accompanying consolidated financial statements for the year ended June 30, 2006 have been restated.

/s/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Chartered Accountants

Melbourne, Australia
September 29, 2006 (June 18, 2007 as to the effects of the restatement discussed in Note 27)

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEET
(in Australian dollars, except number of shares)

		June 30,
	Notes	2008	2007

Current Assets
Cash and cash equivalents		11,219,035	7,409,256
Trade and other receivables	6	120,641	96,499
Other current assets	7	254,325	168,539

Total Current Assets		11,594,001	7,674,294

Non Current Assets
Property and equipment, net of accumulated
depreciation of A$577,251 and A$551,902 respectively	8	69,148	47,891
Other	7	35,164	-

Total Non Current Assets		104,312	47,891

Total Assets		11,698,313	7,722,185

Current Liabilities
Trade and other payables	9	849,113	1,661,609
Provisions	10	121,082	77,465
Financial liabilities	11	772,430	-

Total Current Liabilities		970,195	1,739,074

Non-Current Liabilities
Financial liabilities	11	-	321,001
Provisions	10	89,361	49,915

Total Non-Current Liabilities		861,791	370,916

Total Liabilities		1,831,986	2,109,990

Commitments and contingencies	12

Net Assets		9,866,327	5,612,195

Equity
Issued and unissued capital
2008: 201,800,240 fully paid ordinary shares
14,279,133 options over fully paid ordinary
shares
2007: 151,517,978 fully paid ordinary shares
4,352,893 options over fully paid ordinary
shares	13	69,842,303	53,988,412
Reserves	14	6,067,740	4,106,821
Accumulated deficit during the development stage	15	(66,043,716)	(52,483,038)

Total Equity		9,866,327	5,612,195

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED INCOME STATEMENTS
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2008	2007	2006

Revenues from continuing operations	2	490,943	507,150	762,023
Other income	3	170	287	288,263

Research and development expenses	4	(5,757,168)	(4,492,193)	(7,613,045)
Personnel expenses	4	(5,350,189)	(4,554,731)	(3,418,008)
Intellectual property expenses	4	(469,428)	(600,232)	(466,426)
Auditor and accounting expenses	4	(331,950)	(260,117)	(205,815)
Travel expenses		(146,651)	(309,997)	(212,184)
Public relations and marketing expenses		(141,337)	(215,455)	(134,750)
Depreciation expenses	4	(25,349)	(58,582)	(118,196)
Other expenses	4	(975,404)	(1,008,563)	(824,625)
Foreign exchange gain/(loss)		(402,886)	(757,578)	223,454
Gain/(Loss) on fair value of financial liabilities		(451,429)	607,691	128,715

Loss before income tax expense		(13,560,678)	(11,142,320)	(11,590,594)

Income tax expense	5	-	-	-

Net loss	15	(13,560,678)	(11,142,320)	(11,590,594)

Loss per share (basic and diluted)	20	(0.08)	(0.08)	(0.09)

Weighted average number of ordinary shares used in computing basic
and diluted net loss per share		174,714,146	140,754,495	128,053,601

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30
	Notes	2008	2007	2006

Cash Flows from Operating Activities

Payments to suppliers and employees		(9,766,851)	(9,726,197)	(12,647,636)
Interest received		375,461	526,447	764,711
Government grant received		-	-	231,710

Net cash flows used in operating activities	16(a)	(9,391,390)	(9,199,750)	(11,651,215)

Cash Flows from Investing Activities
Proceeds from sale of equipment		-	300	375
Payment for rental deposits		(35,164)	-	-
Payments for purchase of equipment		(46,606)	(4,559)	(55,626)

Net cash flows used in investing activities		(81,770)	(4,259)	(55,251)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		14,297,620	7,783,486	-
Payment of share issue costs		(580,372)	(408,761)	(2,020)

Net cash flows provided by (used in) financing activities		13,717,248	7,374,725	(2,020)

Net increase (decrease) in cash and cash equivalents		4,244,088	(1,829,284)	(11,708,486)

Opening cash and cash equivalents brought forward		7,409,256	10,013,778	21,453,304
Exchange rate adjustments on cash and cash equivalents held
in foreign currencies		(434,309)	(775,238)	268,960

Closing cash and cash equivalents carried forward	16(b)	11,219,035	7,409,256	10,013,778

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued and unissued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity

Balance, June 30, 2005		127,319,260	45,838,897	2,447,996	(29,750,124)	18,536,769
Net loss	15	-	-		(11,590,594)	(11,590,594)
Non-cash issuance of
shares to consultants	13(b)	825,000	435,230	-	-	435,230
Non-cash issuance of
options to consultants	14(b)	-	-	181,550	-	181,550
Non-cash issuance of
options to directors and
employees	14(b)	-	-	76,470	-	76,470
Amortization of option
expenses	14(b)	-	-	161,233	-	161,233

Balance, June 30, 2006		128,144,260	46,274,127	2,867,249	(41,340,718)	7,800,658
Net loss	15	-	-	-	(11,142,320)	(11,142,320)
Issuance of shares in
connection with private
placement, net of costs	13(b)	22,014,468	6,108,868	-	-	6,108,868
Issuance of options in
connection with private
placement	13(c)	-	1,262,339	-	-	1,262,339
Non-cash issuance of
shares to consultants	13(b)	481,250	194,579	-	-	194,579
Non-cash issuance of
shares to employees	13(b)	120,000	45,600	-	-	45,600
Non-cash issuance of
options to consultants	14(b)	-	-	163,701	-	163,701
Non-cash issuance of
options to directors and
employees	14(b)	-	-	989,721	-	989,721
Issuance of shares in
connection with exercise	13(b) &
of options, net of costs	14(b)	758,000	102,899	(106,739)	-	(3,840)
Amortization of option
expenses	14(b)	-	-	195,839	-	195,839
Options forfeited	14(b)	-	-	(2,950)	-	(2,950)

Balance, June 30, 2007		151,517,978	53,988,412	4,106,821	(52,483,038)	5,612,195

Net loss	15	-	-	-	(13,560,678)	(13,560,678)
Issuance of shares in
connection with private
placement, net of costs	13(b)	47,903,699	13,717,248	-	-	13,717,248
Issuance of options in
connection with private
placement	13(c)	-	1,439,305	-	-	1,439,305
Non-cash issuance of
shares to consultants	13(b)	985,000	288,402	-	-	288,402
Non-cash issuance of
options to consultants	14(b)	-	-	482,150	-	482,150
Non-cash issuance of
options to directors and
employees	14(b)	-	-	1,467,359	-	1,467,359
Issuance of shares in
connection with exercise	13(b) &
of options, net of costs	14(b)	1,393,563	408,936	(408,936)	-	-
Amortization of option
expenses	14(b)	-	-	563,479	-	563,479
Options forfeited	14(b)	-	-	(143,133)	-	(143,133)

Balance, June 30, 2008		201,800,240	69,842,303	6,067,740	(66,043,716)	9,866,327

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited and its controlled entities: Prana Biotechnology Inc. and Prana Biotechnology UK Limited (referred to collectively as “Prana” or the “consolidated entity”) is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. Prana Biotechnology Limited (the “Company”), the parent entity was incorporated on November 11, 1997 in Melbourne, Australia. The UK and U.S. subsidiaries were incorporated in August 2004.

Financial Reporting Framework

The financial report is a general purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of the law. This financial report complies with both IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards.

The consolidated entity changed its accounting policies on July 1, 2005 to comply with IFRS. The transition to IFRS is accounted for in accordance with IFRS 1: First-time Adoption of International Financial Reporting Standards (“IFRS 1”), with July 1, 2004 as the date of transition.

The financial report has been prepared on the basis of historical cost. Cost is based on the fair value of the consideration given in exchange for assets.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2008 and the comparative information presented in these financial statements for the years ended June 30, 2007 and 2006.

Critical accounting estimates, judgments and assumptions

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

(a) Valuation of options with market vesting conditions

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

The Company is unable to predict the ultimate success of research and development activities and the corresponding effect on the listed share price. However, the following assumptions have been made when valuing the options in relation to these market conditions:

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

1)	The market condition will be met as the listed share price will reach the defined share price during the life of the option; and

2)	Based on the best estimate of the consolidated entity, the share price will reach the defined level:

> A$0.80 at June 30, 2009

> A$1.00 at June 30, 2010

(b) Critical judgments in applying the entity’s accounting policies – use of volatility period in valuing warrant liabilities

Warrants and options for American Depository Receipts (“ADRs”) recorded as financial liabilities under IAS 32 Financial Instruments: Presentation (see note 11) are measured at fair value using a Black-Scholes valuation model. At each reporting date the options and warrants are recorded at fair value with the corresponding difference being recorded in the income statement as a gain or loss.

In using the Black-Scholes model to fair value these options and warrants for financial year 2008, the consolidated entity has utilized a one year historical ADR price when calculating the volatility of the underlying ADRs. It is the judgment of the consolidated entity that a one year period provides the most appropriate history of ADR price over which a reasonable volatility input can be calculated.

Going Concern Basis

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. As at 30 June 2008, the consolidated entity has accumulated losses of $66,043,716 and has incurred negative cash flows from operations of $9,391,390 in the year ended 30 June 2008. The consolidated entity has generated AU$7 million (before costs) and AU$7.25 million (before costs) from capital raising in October 2007 and May 2008 such that its cash position has increased from AU$7,409,256 at 30 June 2007 to AU$11,219,035 at 30 June 2008.

The Directors believe that the going concern basis of preparation is appropriate given the following reasons:

i)	Since inception, the consolidated entity has been able to raise funds to pursue its research programs. To date, the consolidated entity has raised in excess of $80m through the issue of equity and warrants, before costs. The Directors believe that there is a reasonable expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives.

ii)	Having carefully assessed the consolidated entity’s ability to effectively manage expenditures, the Directors believe that the consolidated entity will continue to operate as a going concern for at least the period to October 2009 and therefore that it is appropriate to prepare the financial statements on a going concern basis.

At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Balance Sheet at 30 June 2008. Accordingly, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Development Stage – Risks and uncertainties

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

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the consolidated entity, being the Company and its subsidiaries as defined in Accounting Standard IAS 27: Consolidated and Separate Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Warrants and Options
Under IAS 32, options and warrants issued other than for goods or services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability are recorded as financial liabilities rather than equity. Refer to accounting policy (p) share-based payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under IAS 32 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the statement of operations.

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

(g)	Intangibles – Research and Development

Expenditure during the research phase of a project is recognized as an expense when incurred. Where no internally generated intangible assets can be recognized, development expenditure is recognized as an expense in the period as incurred. Development costs are capitalized if and only if, all of the following are demonstrated:

— the technical feasibility of completing the intangible asset so that it will be available for use or sale;

— the intention to complete the intangible asset and use or sell it;

— the ability to use or sell the intangible asset;

— how the intangible asset will generate probable future economic benefits;

— the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

— the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets (capitalized development costs) are stated at cost less accumulated amortization and impairment, and are amortized on a straight-line basis over their useful lives over a maximum of five years.

At June 30, 2008 and 2007, Prana had no capitalized research and development costs.

(h)	Foreign Currency Transactions and Balances

Functional and Presentation Currency
Items included in the financial statements of each of the consolidated entity’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency). The consolidated financial statements are presented in Australian dollars, which is Prana’s functional and presentation currency.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

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

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Issued and Unissued Capital

Ordinary share capital is recognized as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a reduction of the share proceeds received.

(o)	Trade and other payables

Trade and other payables are recognized when the consolidated entity becomes obliged to make future payments resulting from the purchase of goods or services. These amounts are unsecured.

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

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

When required by IFRS, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(u)	New accounting standards and interpretations

Certain new International accounting standards and interpretations have been published that are not mandatory for June 30, 2008 reporting periods. Based on the Company’s assessment, it believes that the following new standards and interpretations could in the future have an impact on its consolidated financial statements.

i)	IFRS 8 Operating Segments. IFRS 8 is effective for annual reporting periods commencing on or after January 1, 2009. IFRS 8 will result in a significant change in the approach to segment reporting, as it requires adoption of a “management approach” to reporting on the financial performance. The information being reported will be based on what the key decision-makers use internally for evaluating segment performance and deciding how to allocate resources to operating segments. The Company has not yet decided if it will early adopt IFRS 8. Application of IFRS 8 may result in different segments, segment results and different type of information being reported in the segment note of the financial report. However, it will not affect any of the amounts recognized in the Company’s consolidated financial statements.

ii)	Revised International Accounting Standard 1, or IAS 1, Presentation of Financial Statements. The revised IAS 1 that was issued in September 2007 is applicable for annual reporting periods beginning on or after January 1, 2009. It requires the presentation of a statement of comprehensive income and makes changes to the statement of changes in equity but will not affect any of the amounts recognized in the Company’s financial statements. If an entity has made a prior period adjustment or a reclassification of items in the financial statements, it will also need to disclose a third balance sheet (statement of financial position), this one being as at the beginning of the comparative period.

iii)	Revised IFRS 3 Business Combinations, IAS 27 Consolidated and Separate Financial Statements. Revised accounting standards for business combinations and consolidated financial statements were issued in March 2008 and are operative for annual reporting periods beginning on or after July 1, 2009, but may applied earlier. The Company has not yet decided when it will apply the revised standards. However, the new rules generally apply only prospectively to transactions that occur after the application date of the standard. Their impact will therefore depend on whether the Company will enter into any business combinations or other transactions that affect the level of ownership held in its controlled entities in the year of initial application. For example, under the new rules:

—	all payments (including contingent consideration) to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments subsequently remeasured at fair value through income,

—	all transaction cost will be expensed,

—	we will need to decide whether to continue calculating goodwill based only on the Company’s share of net assets or whether to recognize goodwill also in relation to the non-controlling (minority) interest, and

—	when control is lost, any continuing ownership interest in the entity will be remeasured to fair value and a gain or loss recognized in profit or loss.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

iv)	Amendments to IFRS 1 and IAS 27 Consolidated and Separate Financial Statements. In May 2008, the IASB made amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards and IAS 27 Consolidated and Separate Financial Statements. The new rules will apply to financial reporting periods commencing on or after January 1, 2009. Amendments to the corresponding Australian Accounting Standards are expected to be issued shortly. After application of these revised rules, all dividends received from investments in subsidiaries, jointly controlled entities or associates will be recognized as revenue, even if they are paid out of pre-acquisition profits, but the investments may need to be tested for impairment as a result of the dividend payment. Furthermore, when a new intermediate parent entity is created in internal reorganizations it will measure its investment in subsidiaries at the carrying amounts of the net assets of the subsidiary rather than the subsidiary’s fair value.

2.	REVENUE FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2008	2007	2006

Interest	490,943	507,150	762,023

3.	OTHER INCOME

Government grant (i)	-	-	288,173
Other income	170	287	90

Total other income	170	287	288,263

(i) On February 18, 2004, the consolidated entity announced a START grant of A$1.35 million from the Australian Industry Research and Development Board to take its second generation drug candidate for Alzheimer’s disease, PBT-2, through safety testing and Phase 1 clinical trials. During the years ended June 30, 2006 the consolidated entity met the revenue recognition criteria to record revenue of A$288,173. This grant was completed in December 2005.

4.	EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2008	2007	2006

Research and development	5,757,168	4,492,193	7,613,045

Personnel expenses
Employees	1,317,782	1,308,920	1,464,523
Equity based payments - employees	329,588	753,484	54,662
Consultants and directors	1,398,849	1,506,378	1,391,486
Equity based payments - consultants and
directors	2,152,234	825,649	352,041
Defined contribution superannuation expenses	151,736	160,300	155,296

Total personnel expense	5,350,189	4,554,731	3,418,008

Intellectual property expenses
Overseas	140,705	229,256	259,848
Local	328,723	370,976	206,578

Total intellectual property expense	469,428	600,232	466,426

Depreciation of non-current assets
Laboratory equipment	4,362	11,581	36,432
Computer equipment	16,152	22,757	30,135
Furniture and fittings	3,383	3,068	7,434
Leasehold improvements	1,452	21,176	44,195

Total depreciation expense	25,349	58,582	118,196

Other expenses
Corporate compliance	218,435	231,883	129,466
Office expenses	455,010	494,782	365,702
Computer expenses	34,794	22,328	25,470
Insurance	130,175	147,909	192,917
Office rental under operating lease	136,990	111,661	111,070

Total other expenses	975,404	1,008,563	824,625

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

5.	INCOME TAX

	Years Ended June 30,
	2008	2007	2006

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax income on net (loss) before income tax at 30%
(2007 & 2006: 30%)	(4,068,203)	(3,342,696)	(3,477,178)
Effect of lower tax rates of tax on overseas income	(286)	442	(4,142)

Add tax effect of:
(over) provision of income tax in previous year relating to a
correction of estimates [1]	(288)	(2,697,461)	(1,304,611)
Equity issued for nil consideration	744,547	473,740	122,011
Research and development tax concession	(552,400)	(434,117)	-
Gain on fair value of financial liabilities	135,429	(182,307)	(38,615)
Other	116	2,452	2,848

Deferred tax asset not recognized	3,740,798	6,179,947	4,699,687

Income tax expense attributable to loss before income tax	-	-	-

(b) Potential deferred tax asset at June 30, 2008, 2007 and 2006 in
respect of tax losses not brought to account is:	26,396,277	22,693,134	16,529,172
Temporary Differences	1,242,278	392,720	376,735

1 This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the Form 20-F for the year ended June 30, 2007, and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.

6.	TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2008	2007

Accrued income	89,569	26,498
Goods and services tax receivable	31,072	70,001
Other debtors	-	-

	120,641	96,499

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

7.	OTHER ASSETS

	Years Ended June 30,
	2008	2007

Current
Prepayments	243,261	122,903
Term Deposit	11,064	45,636

	254,325	168,539

Non-current
Term Deposit	35,164	-

	35,164	-

8.	PROPERTY AND EQUIPMENT

		Years Ended June 30,
	Notes	2008	2007

Gross carrying amount
Balance at beginning of year		599,793	603,989
Additions		46,606	4,559
Disposals		-	(8,755)

Balance at end of year		646,399	599,793

Accumulated depreciation
Balance at beginning of year		(551,902)	(501,614)
Disposals		-	8,294
Depreciation expense	4	(25,349)	(58,582)

Balance at end of year		(577,251)	(551,902)

Net book value at end of year		69,148	47,891

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 4.

	Years Ended June 30,
	2008	2007

Laboratory equipment, at cost	369,730	368,960
Less accumulated depreciation	(367,082)	(362,720)

Total laboratory equipment	2,648	6,240

Computer equipment, at cost	157,259	116,013
Less accumulated depreciation	(117,902)	(101,750)

Total computer equipment	39,357	14,263

Furniture and fittings, at cost	43,751	43,421
Less accumulated depreciation	(19,521)	(16,138)

Total furniture and fittings	24,230	27,283

Leasehold improvements, at cost	75,659	71,399
Less accumulated depreciation	(72,746)	(71,294)

Total leasehold improvements	2,913	105

Total	69,148	47,891

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

9.	TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2008	2007

Trade creditors	172,204	459,989
Accrued research and development expenses	419,244	767,572
Accrued intellectual property expenses	19,313	46,173
Accrued personnel expenses	657	45,091
Accrued audit fees	122,993	190,000
Accrued marketing expenses	54,939	56,769
Other accrued expenses	59,763	96,015

	849,113	1,661,609

10.	PROVISIONS

		Years Ended June 30,
	Notes	2008	2007

Current
Annual leave	18	121,082	77,465

Non-Current
Long service leave	18	89,361	49,915

11.	FINANCIAL LIABILITIES

	Years Ended June 30,
	2008	2007

Current
Warrants over ADRs	772,430	-

Non-Current
Warrants over ADRs	-	321,001

Following a meeting of shareholders on June 1, 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and warrants to purchase 3 million ADRs to U.S. investors. The U.S. investors acquired the ADRs at a price of USD 5.00 per ADR and also received a warrant to purchase 3 ADRs for each 4 ADRs purchased. The issue raised USD 20 million (AUD 28.9 million) before costs. The warrants are exercisable for ADRs on or before June 4, 2009 at an exercise price of USD 8.00 per ADR.

Under IAS 32 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency, different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee (“IFRIC”) noted that based on the existing wording of IAS 32, any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a Financial Liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the IASB to amend IAS 32. As the IASB declined to make such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as Financial Liabilities continues to stand.

As a consequence, on initial recognition the fair value of the warrants was required to be recognized as a Financial Liability at their fair value, reducing the Issued Capital recorded. At each reporting date the Financial Liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Statement of Operations.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11.	FINANCIAL LIABILITIES continued

As at June 30, 2007, a Gain on Fair Valuation of Financial Liabilities of $607,691 has been recorded in the Statement of Operations. As at June 30, 2008, a Loss on Fair Valuation of Financial Liabilities of $451,429 has been recorded in the Income Statement.

The classification of these instruments for accounting purposes only. In this regard, the Company has an obligation to issue its equity instruments, via ADRs, to the warrant holders should they decide to exercise their warrants and remit USD 8.00 per ADR. The holders of the warrants cannot require the Company to settle the contracts in cash. The classification of the warrants as liabilities, does not have an impact on the Company’s future liquidity requirements or ability to continue as a going concern.

12.	COMMITMENTS AND CONTINGENCIES

The Company’s former Chief Executive Officer, who also served as a director, has threatened to initiate a claim against the Company arising from his alleged inability to freely transfer shares underlying certain unexercised ADR options previously granted to him pursuant to the Company’s 2004 ADS Plan. The Company believes, based on the explicit terms of the 2004 ADS Plan and applicable law and regulations, his allegations to be without merit and it intends to vigorously defend any such claim if formally asserted.

In respect of expenditure commitments, refer to note 17.

13.	ISSUED CAPITAL

(a)	Issued Capital

		Years Ended June 30,
	Notes	2008	2007	2006

Fully paid ordinary shares	13(b)	67,140,659	52,726,073	46,274,127
Options over fully paid ordinary shares	13(c)	2,701,644	1,262,339	-

		69,842,303	53,988,412	46,274,127

(b)	Movements in shares on issue

	June 30,
	2008		2007		2006
	Number of Shares	$	Number of Shares	$	Number of Shares	$

Beginning of the year	151,517,978	52,726,073	128,144,260	46,274,127	127,319,260	45,838,897

Movement during the year	50,282,262	14,414,586	23,373,718	6,451,946	825,000	435,230

End of the year	201,800,240	67,140,659	151,517,978	52,726,073	128,144,260	46,274,127

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13. ISSUED CAPITAL (continued)

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$

August 10, 2005	Non cash share issue in consideration for services provided by consultants	(i)	825,000	0.53	437,250
	Capital raising costs		-	-	(2,020)

Year ended June 30, 2006			825,000		435,230

August 31, 2006	Shares to investors as part of a private placement	(i)	250,000	0.1725	43,125
October 13, 2006	Exercise of options		80,000	-	33,200
November 29, 2006	Shares to investors as part of a private placement		15,616,246	0.30	4,669,257
December 1, 2006	Exercise of options		15,000	-	6,225
December 28, 2006	Shares to investors as part of private placement		6,148,222	0.30	1,808,764
April 16, 2007	Exercise of options		38,000	-	15,770
May 3, 2007	Non cash share issue in consideration for services provided by consultants	(i)	200,000	0.48	96,000
May 31, 2007	Non cash share issue in consideration for services provided by consultants	(i)	281,250	0.36	99,779
May 31, 2007	Non cash share issue to employees	(ii)	120,000	0.38	45,600
May 31, 2007	Exercise of options		625,000	-	51,544
	Capital raising costs		-	-	(417,318)

Year ended June 30, 2007			23,373,718		6,451,946

October 30, 2007	Shares to investors as part of a private placement		29,778,699	0.24	7,047,624
December 24, 2007	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.27	8,437
December 24, 2007	Non cash share issue in consideration for services provided by consultants	(i)	250,000	0.30	75,000
December 24, 2007	Non cash share issue in consideration for services provided by consultants	(i)	22,135	0.25	5,534
February 26, 2008	Exercise of options - consultants		205,000	-	65,712
February 26, 2008	Exercise of options - employees		800,557	-	184,128
February 26, 2008	Non cash share issue in consideration for services provided by consultants	(i)	500,000	0.26	130,000
February 26, 2008	Non cash share issue in consideration for services provided by consultants	(i)	55,000	0.34625	19,044
February 26, 2008	Non cash share issue in consideration for services provided by consultants	(i)	9,115	0.25	2,279
March 20, 2008	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.50	15,625
March 20, 2008	Non cash share issue in consideration for services provided by consultants	(i)	55,000	0.34625	19,044
April 2, 2008	Exercise of options - employees		27,440	-	10,976
April 9, 2008	Exercise of options - employees		46,282	-	18,513
May 27, 2008	Shares to investors as part of a private placement		18,125,000	0.40	7,250,000
June 2, 2008	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.43	13,437
June 12, 2008	Exercise of options - consultants		275,000	-	113,895
June 25, 2008	Exercise of options - consultants		39,284	-	15,714
	Capital raising costs			-	(580,376)

Year ended June 30, 2008			50,282,262		14,414,586

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	ISSUED CAPITAL (continued)

(i)	Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued. Shares issued to consultants have been valued as outlined below:

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

August 31, 2006, May 3, 2007, May 31, 2007, December 24, 2007, February 26, 2008, March 20, 2008 and June 2, 2008
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

(ii)	Shares issued to employees for services are recorded as non-cash compensation and are recognized at the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued. Shares issued to employees have been valued as outlined below:

May 31, 2007
The shares issued to this employee were issued in recognition of past services and were outside of the employee’s, employment contract. Under the employment contract the employee received a salary and equity issues. As this equity issue was not for a particular service, the Company could not reliably estimate the fair value of the service received. The Company has therefore determined that it was appropriate to measure the services at the fair value of the underlying equity instruments issued.

(c)	Movements in options on issue

	June 30,
	2008		2007		2006
	Number of Options	$	Number of Options	$	Number of Options	$

Beginning of the year	4,352,893	1,262,339	-	-	-	-

Movement during the year	9,926,240	1,439,305	4,352,893	1,262,339	-	-

End of the year	14,279,133	2,701,644	4,352,893	1,262,339	-	-

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	ISSUED CAPITAL (continued)

Details of option issuances are as follows:

Date	Details	Exercise Price	Number	Fair Value	$

November 29, 2006	Options to investors as part of a capital raising	$0.446	3,123,248	0.29	905,743
December 28, 2006	Options to investors as part of a capital raising	$0.446	1,229,645	0.29	356,596

Year ended June 30, 2007			4,352,893		1,262,339

October 30, 2007	Options to investors as part of a capital raising	$0.37	3,628,598	0.15	544,290
October 30, 2007	Options to investors as part of a capital raising	$0.43	3,628,598	0.14	508,004
October 30, 2007	Options to investors as part of a capital raising	$0.37	1,188,323	0.15	178,248
October 30, 2007	Options to investors as part of a capital raising	$0.43	1,188,323	0.14	166,365
October 30, 2007	Options to investors as part of a capital raising	$0.37	146,199	0.15	21,930
October 30, 2007	Options to investors as part of a capital raising	$0.43	146,199	0.14	20,468

Year ended June 30, 2008			9,926,240		1,439,305

(d)	Terms and conditions of issued capital

Ordinary shares
Ordinary shares have the right to receive dividends as declared and, in the event of a winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company’s shareholders.

Options
Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company’s shareholders. Options may be exercised at any time from the date they vest to the date of their expiration. Share options convert into ordinary shares on a one for one basis on the date they are exercised.

(e)	Shares issued after reporting date

After reporting date the following equity issues occurred:

Date	Details	Notes	Number	Issue Price	$

July 17, 2008	Exercise of options - consultants		80,000	-	38,400
July 30, 2008	Exercise of options - consultants		80,000	-	35,200

			160,000		73,600

14.	RESERVES

(a)	Share Based Payments

		Years Ended June 30,
	Notes	2008	2007	2006

Options for fully paid ordinary shares	14(b)	4,098,743	2,137,824	898,252
Options for ADRs	14(c)	1,515,434	1,515,434	1,515,434
Warrants for ADRs	14(d)	453,563	453,563	453,563

		6,067,740	4,106,821	2,867,249

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.	RESERVES (continued)

(b)	Movements in share options over fully paid ordinary shares

	Years Ended June 30,
	2008		2007		2006
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)

Beginning of the year	9,928,262	2,137,824	5,752,500	898,252	3,312,000	478,999
Issued during the year	5,617,133	1,949,511	5,908,762	1,153,422	2,678,000	258,020
Expired during the year	(1,100,000)	-	(825,000)	-	(200,000)	-
Forfeited during the year	(2,000,000)	(143,133)	(150,000)	(2,950)	(37,500)	-
Amortization of option
expenses	-	563,479	-	195,839	-	161,233
Exercised during the
year (Note 13(b))	(1,393,563)	(408,938)	(758,000)	(106,739)	-	-

End of the year	11,051,832	4,098,743	9,928,262	2,137,824	5,752,500	898,252

Details of option grants are summarized as follows.

2006
—	On August 10, 2005, the Company granted options to purchase 413,000 ordinary shares to an outside consultant as reward for services rendered to the Company. Such options were exercisable on or before February 1, 2007 at an exercise price of A$0.50 per option. The grant was approved by the Company’s shareholders at the 2005 Annual General Meeting. The options expired without being exercised.
—	On February 2, 2006, the Company granted options to purchase 890,000 ordinary shares to employees under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010.
—	On February 2, 2006, the Company granted options to purchase 1,300,000 ordinary shares to directors under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options were held in escrow for one year from date of grant and are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010. The grant was approved by the Company’s shareholders at the 2005 Annual General Meeting.
—	On June 30, 2006, the Company granted options to purchase 75,000 ordinary shares to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$1.00 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on June 30, 2010.

2007
—	On October 13, 2006, the Company granted options to purchase 133,000 ordinary shares to employees under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on July 31, 2008. The options fair value is A$0.42.
—	On December 1, 2006, the Company granted options to purchase 3,200,000 ordinary shares to directors and an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.80 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on July 31, 2009. The options fair value is A$0.38.
—	On December 1, 2006, the Company granted options to purchase 312,500 ordinary shares to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The options fair value is A$0.08.
—	On April 16, 2007, the Company granted options to purchase 206,478 ordinary shares to employees under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011. The options fair value is A$0.40.
—	On April 16, 2007, the Company granted options to purchase 39,284 ordinary shares to an outside consultant under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011. The options fair value is A$0.40.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.	RESERVES (continued)

—	On April 16, 2007, the Company granted options to purchase 1,000,000 ordinary shares to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The options fair value is A$0.48.
—	On April 16, 2007, the Company granted options to purchase 40,000 ordinary shares to an outside consultant under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The options fair value is A$0.36.
—	May 31, 2007, the Company granted options to purchase 312,500 ordinary shares to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The options fair value is A$0.08.
—	On June 12, 2007, the Company granted options to purchase 40,000 ordinary shares to an outside consultant under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The options fair value is $A0.38.
—	On June 12, 2007, the Company granted options to purchase 375,000 ordinary shares to outside consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011. The options fair value is $0.34.
—	On June 19, 2007, the Company granted options to purchase 250,000 ordinary shares to an employee under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The options fair value is $0.34.
2008
—	On October 23, 2007, the Company granted options to purchase 431,992 ordinary shares to consultant in recognition of services rendered to the Company. The options are exercisable at A$0.37 consideration and expire on October 31, 2010. The option fair value is A$0.15.

—	On October 23, 2007, the Company granted options to purchase 431,992 ordinary shares to consultant in recognition of services rendered to the Company. The options are exercisable at A$0.43 consideration and expire on November 30, 2010. The option fair value is A$0.14.
—	On November 28, 2007, the Company granted options to purchase 400,000 ordinary shares to consultant under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$0.285 consideration and expire on December 17, 2008. The option fair value is A$0.11.
—	On February 26, 2008, the Company granted options to purchase 1,131,307 ordinary shares to employees under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The option fair value is A$0.23.
—	On February 26, 2008, the Company granted options to purchase 375,000 ordinary shares to consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The option fair value is A$0.29.
—	On March 14, 2008, the Company granted options to purchase 2,400,000 ordinary shares to directors and the Company’s secretary under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are held in escrow for one year from the date of grant. The options are exercisable at A$0.30 consideration and expire on October 31, 2010. The grant was approved by the Company’s shareholders at the 2007 Annual General Meeting. The option fair value is $A0.50.
—	On March 20, 2008, the Company granted options to purchase 286,842 ordinary shares to consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The option fair value is A$0.48.
—	On April 2, 2008, the Company granted options to purchase 80,000 ordinary shares to consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The option fair value is A$0.48.
—	On May 15, 2008, the Company granted options to purchase 80,000 ordinary shares to consultants under the 2004 Employees, Directors and Consultants Share and Option Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The option fair value is A$0.44.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.	RESERVES (continued)

(c)	Movements in share options over ADRs

	Years Ended June 30,
	2008		2007		2006
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)

Beginning of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434
Issued during the year	-	-	-	-	-	-

End of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

(d)	Movement in warrants over ADRs

	Years Ended June 30,
	2008		2007		2006
	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)

Beginning of the year	320,000	453,563	320,000	453,563	320,000	453,563
Issued during the year	-	-	-	-	-	-

End of the year	320,000	453,563	320,000	453,563	320,000	453,563

(e)	Terms and conditions of reserves

Options and warrants
Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company’s shareholders. Options and warrants may be exercised at any time from the date they vest to the date of their expiration. Share options are exercisable into ordinary shares on a one for one basis on the date they are exercised. Warrants and U.S. options are exercisable into ADRs, being one warrant or U.S. option for one ADR, which equals ten ordinary shares, on the date they are exercised.

In Australia, there is not a set number of authorized shares, shares are not reserved for the exercise of options, and shares do not have a par value.

(f)	Options and warrants issued after reporting date

There have been no options or warrants granted after reporting date.

15.	ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2008	2007

Balance at beginning of year	(52,483,038)	(41,340,718)
Net loss for the year	(13,560,678)	(11,142,320)

Balance at end of year	(66,043,716)	(52,483,038)

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16.	CASH FLOW INFORMATION

	Years Ended June 30,
	2008	2007	2006

(a) Reconciliation of the net loss to
the net cash flows from operations
Net loss	(13,560,678)	(11,142,320)	(11,590,594)

Non-cash items
Depreciation of property and equipment	25,349	58,582	118,196
Non-cash issue of equity in consideration
of operating expenses	4,097,562	1,579,132	856,503
Foreign exchange (gain)/loss	434,309	775,238	(268,960)
Gain/ (Loss) on fair value of financial
liabilities	451,429	(607,691)	(128,715)
Loss on sale of non-current asset	-	161	894

Changes in assets and liabilities
Decrease/(increase) in trade and other
receivables	(24,142)	97,662	(19,685)
Decrease/(increase) in other current assets	(85,786)	(57,707)	384,333
(Decrease)/increase in trade and other
payables	(812,496)	123,251	(1,032,823)
Decrease/(increase) in provision for
employee entitlements	83,063	(26,058)	29,636

Net cash flows used in operating activities	(9,391,390)	(9,199,750)	(11,651,215)

(b) Reconciliation of cash and cash
equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	468,619	456,193	684,006
- term deposit/on call	10,750,416	6,953,063	6,829,772
- commercial bill	-	-	2,500,000

Closing cash and cash equivalents balance	11,219,035	7,409,256	10,013,778

(c)	Non-cash financing and investing activities

During the years ended June 30, 2008, 2007 and 2006, the Company issued shares and options in connection with non-cash transactions. See Notes 13(b) and 14(b).

17.	EXPENDITURE COMMITMENTS

The Company has a non-cancelable operating lease contracted for but not capitalized in the financial statements. The Company has commitments under this contract within one year of $98,812 and between one year and five years of $33,917. The property lease is a non-cancelable lease with an 18 month term, with rent payable monthly in advance. Within the lease agreement there is a contingent rental provision which allows the lease payments to be increased by 3.50% of the rental payments on an annual basis. An option exists to renew the lease at the end of the 18 month term for two further terms of 12 months. In 2007, the premises were leased on a separate month by month agreement.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in note 21.

The Company has commitments under research and development contracts within one year of $894,566, last year commitments under research and development contracts within one year were $1,295,265. There are no research and development contract commitments after one year for the years ended June 30, 2008, 2007 and 2006.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18.	SHARE BASED PAYMENTS

(a)	Employee and Consultant Plans

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of employee and consultant plans designed to reward directors, employees and/or consultants for their contributions to the Company. The plans are to be used as a method of retaining key personnel for the growth and development of the Company. Due to Prana’s US presence, a US plan (the 2004 ADS Option Plan) and an Australian plan (the 2004 Employees, Directors and Consultants Share and Option Plan) were developed. At June 30, 2008, equity had been issued to one former and four current Directors, three Key Management Personnel, 16 employees and 10 consultants under the 2004 Employees, Directors and Consultants Share and Option Plan. At June 30, 2007, equity had been issued to one director under the 2004 ADS Option Plan and five directors, 10 consultants and 14 employees under the 2004 Employees, Directors and Consultants Share and Option Plan. At the 2004 Annual General Meeting shareholders authorized the Company to issue in aggregate up to 12 million ordinary shares under the plans. This was increased to 22 million ordinary shares at the 2005 Annual General Meeting. This was further increase to 30 million ordinary shares at the 2007 Annual General Meeting. The Share Plan Committee, a sub-committee of the Remuneration Committee administers the Plans and is able to change the terms of the equity issued under them from the default terms.

Under the 2004 ADS Option Plan, the default exercise price must equal or exceed the fair value of the ADS on the date the options are awarded. The option expiration date cannot exceed ten years from the date the options were awarded. The default vesting conditions are 25% per year on the date the options were awarded.

Under the 2004 Employees, Directors and Consultants Share and Option Plan, the default exercise price must be equal or less than the market value of the ordinary shares on ASX on the date of grant. The option expiration date cannot exceed ten years from the date the options were granted. The default vesting conditions are 25% per year on the date the options were granted.

Information with respect to the number of options granted under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

	Years Ended June 30,
	2008		2007		2006
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)

Beginning of the year	9,928,262	0.06	4,927,500	0.11	2,700,000	0.20
Issued during the year	4,753,149	0.38	5,908,762	0.36	2,265,000	Nil
Exercised during the year	(1,393,563)	0.62	(758,000)	0.38	-	-
Expired during the year	(1,100,000)	Nil	-	-	-	-
Forfeited during the year	(2,000,000)	Nil	(150,000)	Nil	(37,500)	Nil

Outstanding at year end	10,187,848	0.08	9,928,262	0.06	4,927,500	0.11

Exercisable at year end	5,610,348		2,140,000	0.26	1,100,000	0.50

The range of exercise prices of options outstanding at period end is nil to A$0.30. These options have a weighted average remaining contractual life of two and a half years. The weighted average fair value of options granted during the period was determined in accordance with note 1(p) as A$0.38, A$0.36 and A$0.18 for the years ended June 30, 2008, 2007 and 2006, respectively. The weighted average assumptions in calculating fair value were as follows:

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18.	SHARE BASED PAYMENTS (continued)

—	risk-free interest rate of 6.63% for 2008 and 6.02% for 2007;
—	no dividends;
—	expected volatility of 234.20% for 2008 and 86% for 2007; and
—	expected life of two years for 2008 and four years for 2007.

Risk free interest rate – This is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date. The Australian government bond rate has been used for options which convert to full paid ordinary shares and the U.S. government bond rate has been used for options which convert to ADRs.

Dividend yield – Prana has never declared or paid dividends on its ordinary shares and does not anticipate paying any dividends in the foreseeable future.

Expected volatility – Prana estimates expected volatility based on historical volatility over the estimated life of the option and other factors.

Expected life – This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical trend of option holders to exercise their option near the date of expiry. As a result the expected life is considered to equal the period from grant date to expiry date.

Options existing in 2004 and 2006 to purchase 825,000 ordinary shares granted to a consultant outside of the Australian Employee, Directors and Consultants Share and Option Plan expired in the year ended June 30, 2007.

Information with respect to the number of shares issued under the 2004 Employees, Directors and Consultants Share and Option Plan as follows:

	Years Ended June 30,
	2008	2007	2006
	Number of Shares	Number of Shares	Number of Shares

Beginning of the year	1,787,689	428,439	428,439
Issued during the year [1]	2,378,563	1,359,250	-

End of the financial year	4,166,252	1,787,689	428,439

1 In the years ended June 30, 2008 and 2007 this includes options to purchase 1,393,563 and 75,800 ordinary shares, respectively granted under the 2004 Employees, Directors and Consultants Share and Option Plan that were exercised.

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2008		2007		2006
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)

Beginning of the year	380,000	US$5.00(A$5.21)	380,000	US$5.00(A$5.89)	380,000	US$5.00(A$6.85)
Issued during the year[1]	-	-	-	-	-	-

Outstanding at year end	380,000	US$5.00(A$5.21)	380,000	US$5.00(A$5.89)	380,000	US$5.00(A$6.85)

Exercisable at year end [1]	380,000	US$5.00(A$5.21)	380,000	US$5.00(A$5.89)	380,000	US$5.00(A$6.85)

1 These options are exercisable into ADRs (one U.S. option converts to one NASDAQ ADR = ten ASX shares)

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18.	SHARE BASED PAYMENTS (continued)

The benefit to executives, employees, director and consultants is recognized in the financial statements over the period in which the services are provided. Refer to notes 13, 14 and 21 for further information.

Options granted that have not been exercised carry no dividend rights or right to vote.

19.	SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the financial year which significantly affected or may significantly affect the operations of the consolidated entity, the results of those operations, or the state of affairs of the consolidated entity in subsequent financial years.

20.	LOSS PER SHARE

	Years Ended June 30,
	2008	2007	2006

Basic and diluted loss per share	(0.08)	(0.08)	(0.09)

Weighted average number of ordinary shares
on issue used in the calculation of basic
and diluted loss per share	174,714,146	140,754,495	128,053,601

The options and warrants in place do not have the effect of diluting the loss per share.

21.	KEY MANAGEMENT PERSONNEL COMPENSATION

(a)	The Directors of Prana Biotechnology Ltd during the year:

Geoffrey Kempler	Executive Chairman
Chief Executive Officer
Colin Masters	Executive Director (Resigned 2 July 2007)
Brian Meltzer	Non-Executive Director
George Mihaly	Non-Executive Director
Peter Marks	Non-Executive Director

(b)	The Key Management Personnel of Prana Biotechnology Ltd during the year:

Dianne Angus	Chief Operating Officer
Richard Revelins	Company Secretary
Chief Financial Officer

(c)	Key Management Personnel Remuneration

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

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

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

The Company’s Remuneration Policy is not directly based on the Company’s performance, rather on industry practice.

The Company’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company’s performance over the past 4 years.

The purpose of a performance bonus is to reward individual performance in line with Company objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Company. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Company uses a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. These include:

—	successful contract negotiations;
—	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or
—	achievement of research project milestones within scheduled time and/or budget.

	Short Term Benefits		Post-Employment	Equity	Total $
2008 Directors' Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $

Geoffrey Kempler 1,2,3, & 4	351,273	50,000	35,127	741,072	1,177,472
Brian Meltzer [1]	91,743	-	8,257	247,321	347,321
George Mihaly [1]	75,000	-	-	247,321	322,321
Peter Marks [1]	75,000	-	-	231,790	306,790

	593,016	50,000	43,384	1,467,504	2,153,904

1 This includes equity issued as per the Annual General Meetings held on 20 December 2007, 30 November 2006, 30 November 2005 and 30 November 2004. As per IFRS the options with market conditions issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2004, 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80 respectively for five consecutive trading days. See the 2007 remuneration table for valuations of the options approved at the 30 November 2006, 30 November 2005 and 30 November 2004 Annual General Meetings. The value of the options approved at the 20 December 2007 Annual General Meeting were calculated using the Black-Scholes Model applying the following inputs:

Issued Date: 20 December 2007
Exercise Price: $0.30
Stock Price: $0.50
Years to Expiry: 2.9
Volatility: 387%
Risk-free Interest Rate: 6.82%
Dividend Yield: 0%
Option Price: $0.50

2 On 5 June 2008, Mr. Kempler received a salary increase to $298,964 plus 10% superannuation for Executive Chairman duties and $67,765 plus 10% superannuation for CEO duties. Total package of $366,729 plus 10% superannuation which is effective on July 1, 2008. This is an increase from $351,273 plus 10% superannuation.

3 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler. At June 30, 2008 $12,573 had been accrued to date. No amounts have been paid in the June 30, 2008 financial year.

4 During the year Mr. Kempler received a cash bonus of $50,000 in accordance with his employment contract in relation to a successful capital raising.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity	Total $
2007 Directors' Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $

Geoffrey Kempler 1,2 & 3	341,515	-	34,151	178,030	553,696
Colin Masters [1]	115,000	-	-	126,358	241,358
Brian Meltzer [1]	96,330	-	8,670	53,408	158,408
George Mihaly [1]	110,000	-	-	53,408	163,408
Peter Marks [1]	75,000	-	-	37,907	112,907

	737,845	-	42,821	449,111	1,229,777

1 This includes equity issued as per the Annual General Meetings held on 30 November 2006, 30 November 2005 and 30 November 2004. As per IFRS the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80 respectively for five consecutive trading days.

The option price of options approved at the 17 November Annual General Meeting was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 17 November 2004
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.56
Barrier: $1.00
Days to Expiry: 208
Volatility: 70%
Risk-free Interest Rate: 5.05%
Expected Dividends: $0.00
Option Price: $0.51

The option price of options approved at the 30 November 2005 Annual General Meeting was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 30 November 2005
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.21
Barrier: $1.00
Days to Expiry: 1609
Volatility: 110%
Risk-free Interest Rate: 5.35%
Expected Dividends: $0.00
Option Price: $0.18

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The option price of options approved at the 30 November 2006 Annual General Meeting was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 30 November 2006
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.43
Barrier: $0.80
Days to Expiry: 974
Volatility: 100%
Risk-free Interest Rate: 6.02%
Expected Dividends: $0.00
Option Price: $0.38

2 On 1 February 2007, Mr. Kempler received a salary increase to $286,364 plus 10% superannuation for Executive Chairman duties and $64,909 plus 10% superannuation for CEO duties. Total package of $351,273 plus 10% superannuation. This is an increase from $333,636 plus 10% superannuation.

3 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler. At June 30, 2007 $18,163 had been accrued to date. No amounts have been paid in the June 30, 2007 financial year.

	Short Term Benefits		Post-Employment	Equity	Total $
2007 Executives' Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $

Richard Revelins	80,000	-	-	219,428	299,428
Dianne Angus 1, 2 & 3	280,191	-	25,217	115,000	420,408

	360,191	-	25,217	334,428	719,836

1 Ms Angus received a salary increase during the year to $292,256 plus 9% superannuation, which is an increase from 268,425 plus 9% superannuation.

2 Ms Angus received unlisted options during the year. The option prices were calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 5 December 2007	Barrier: $0.00
Pricing Model: American	Days to Expiry: 1,059
Option Type: Call	Volatility: 79%
Barrier Type: Up and In	Risk-free Interest Rate: 6.46%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.23	Option Price: $0.23

3 In accordance with her employment contract, long service leave has been accrued for Ms Angus. At June 30, 2008 $29,895 had been accrued to date. No amounts have been paid in the June 30, 2008 financial year.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity		Total $
2007 Executives' Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Shares $

Richard Revelins	80,000	-	-	25,613	-	105,613
Ross Murdoch [1]	303,014	-	24,445	51,544	45,600	424,603
Dianne Angus [2]	258,750	-	23,288	565,655	-	847,693

	641,764	-	47,733	642,812	45,600	1,377,909

1 On May 31, 2007, Dr Murdoch ceased his employment with the Company. The base fee includes unused annual leave. Dr. Murdoch received 120,000 ordinary shares valued at the market share price at date of grant, of $0.38 per ordinary share. Dr. Murdoch also received options. The option price was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 7 August 2006
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.30
Barrier: $0.40
Days to Expiry: 31
Volatility: 88%
Risk-free Interest Rate: 5.89%
Expected Dividends: $0.00
Option Price: $0.08

2 Ms Angus received a salary increase to A$268,125 plus 9% superannuation. Ms Angus contracted working days increased from four to five days per week. In accordance with her employment contract, long service leave has been accrued for Ms Angus. At June 30, 2007 and 2008, $6,091 and $29,895 had accrued, respectively. No amounts have been paid in the June 30, 2007 financial year. Ms Angus received two tranches of options. The option prices were calculated using the Barrier Pricing Model applying the following inputs:

Tranche 1
Grant Date: 2 October 2006
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.48
Barrier: $0.40
Days to Expiry: 5
Volatility: 23%
Risk-free Interest Rate: 5.87%
Expected Dividends: $0.00
Option Price: $0.48

Tranche 2
Grant Date: 12 June 2007
Pricing Model: American
Option Type: Call
Barrier Type: Up and In
Strike Price: $0.00
Spot Price: $0.35
Barrier: $0.40
Days to Expiry: 2555
Volatility: 82%
Risk-free Interest Rate: 6.38%
Expected Dividends: $0.00
Option Price: $0.34

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Director was under contract at June 30, 2008:

Directors	Duration	Notice Requirements	Termination	Bonus

Mr. Geoffrey Kempler	Until termination by either party Signed 21 September 2007	For Good Reason Mr.
Kempler may terminate
with 30 days notice
Or
Without Cause the
Company may terminate
with 90 days notice

Without Good Reason
Mr. Kempler may
terminate with 90
days notice
Or
With Cause the
Company may terminate
with 30 days notice	— Pay Mr.
    Kempler within
    ninety (90) days
    of the
    termination date
    $1,000,000
    provided the
    Company has
    sufficient
    capital
    requirements to
    fulfill this
    clause
—  Accrued
    entitlements
    including all
    unreimbursed
    business expenses
—  Accelerate
    the vesting of
    any unvested
    options
— Bonus
    pro-rate only if
    termination
occurs in 1 st year	— Bonus of $50,000
    following a capital
    raising of at least A$7m
    (before costs) prior to 30
    September 2007.
—  Bonus of $25,000
    following a further
    capital raising of at
    least A$12m (before costs)
    anytime in the 2008
    financial year.
—  Bonus of $25,000 for
    attaining a share price
    above $0.60 for at least
    four consecutive trading
    days by 30 June 2008.

—  Bonus of $50,000 for
    implementation of the
    following:
    Completion of clinical
    trial recruitment by 30
    September 2007 - $10K bonus
    Completion of signed
    Statistical Analysis
    Report by 29 February 2008
    - $10K bonus
    Regular meetings (minimum
    twice yearly) of the full
    Integrated Advisory Board
    - $6k bonus
—  Review and provide
    written proposal to the
    board of Prana's
    Intellectual Property
    Portfolio to determine
    other value add
    opportunities for license,
    merger and acquisition or
    divestment by 31 December
    2007 - $14K bonus
—  Develop Prana staff
    retention strategy and
    action plan by 31 October
    2007 and implement by 31
    December 2007 - $10K bonus
—  As per Remuneration
    Committee Meeting, 5th
    June 2008, Bonus of
    $100,000 for outstanding
    performance including the
    overseeing of a $A 7.3
    million capital raising
    without incurring the over
    $400K of fees usually
associated with this.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Senior Executives were under contract during the financial year ended June 30, 2008:

Key Management Personnel	Duration	Notice Requirements	Termination	Bonus

Ms Dianne Angus	Until termination by either party Signed 2 October 2006 Letter Agreement signed 12 June 2007	For Good Reason Ms
Angus may terminate
with 30 days notice
Or
Without Cause the
Company may terminate
with 120 days notice

Without Good Reason
Ms Angus may
terminate with 120
days notice
Or
With Cause the
Company may terminate
without notice	— Pay
    remuneration
    entitlements 1
    year from the
    time of
    termination (less
    any payout made
    for the notice
    period). The
    Company can elect
    to pay such sum
    as cash, equity
    in the Company or
    as a combination
    of both cash and
    equity
—  Accrued
    entitlements
    including all
    unreimbursed
    business expenses
—  Accelerate
    the vesting of
    any unvested
    options
—  Permitted to
    keep and/or
    exercise options
    that have vested
    at the time of
    termination
—  Accrued
    entitlements
    including all
    unreimbursed
business expenses

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.	AUDITORS' REMUNERATION

	Years Ended June 30,
	2008	2007	2006

- audit fees: current year	198,000	240,800	202,600
- audit fees: related to the prior year	21,920	-	-
- tax fees	-	-	185
- other fees	-	-	3,030

	219,920	240,800	205,815

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006. No non-audit services were provided by PricewaterhouseCoopers during the 2007 and 2008 fiscal years.

Deloitte Touche Tohmatsu served as the Company’s principal independent registered public accounting firm until November 30, 2006. The fees billed by Deloitte Touche Tohmatsu, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the 2008 and 2007 fiscal years were A$71,773 and A$110,975, respectively, for audit-related services provided in connection with a Securities and Exchange Commission review of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2006 and an amendment to its annual report on Form 20-F for such period.

23.	RELATED PARTY TRANSACTIONS

a.	Equity Interests in Subsidiaries

Prana owns 100% of its subsidiaries, Prana Biotechnology Inc and Prana Biotechnology UK Ltd.

b.	Key Management Personnel Remuneration

Details of key management personnel remuneration is disclosed in note 21 to the financial statements.

c.	Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of Prana Biotechnology Ltd	Balance July 1, 2007 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other[1] No.	Balance June 30, 2008 No.

Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Colin Masters[2]	184,666	-	-	-	184,666
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	-	-	250,000	-	250,000

	17,856,417	-	250,000	-	18,106,417

Fully Paid Ordinary Shares of Prana Biotechnology Ltd	Balance July 1, 2006 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other[1] No.	Balance June 30, 2007 No.

Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Colin Masters	184,666	-	-	-	184,666
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Richard Revelins[1]	92,808	-	-	(72,500)	20,308
Ross Murdoch[2]	50,000	120,000	625,000	-	795,000
Dianne Angus	-	-	-	-	-

	17,978,917	120,000	625,000	(72,500)	18,651,417

1 These options were sold on market.
2 The balance at 30 June 2007, is the balance at date of resignation.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS (continued)

Share Options of Prana Biotechnology Ltd	Balance July 1, 2007 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2008 fiscal year	Balance June 30, 2008 No.	Total Vested and Exercisable June 30, 2008 No.	Total Unvested June 30, 2008 No.

Geoffrey Kempler	2,000,000	1,000,000	-	-	-	1,000,000	3,000,000	1,000,000	2,000,000
Colin Masters	2,000,000	-	-	(2,000,000)	-	-	-	-	-
Brian Meltzer	600,000	350,000	-	-	-	350,000	950,000	350,000	600,000
George Mihaly	600,000	350,000	-	-	-	350,000	950,000	350,000	600,000
Peter Marks	600,000	350,000	-	-	-	350,000	950,000	350,000	600,000
Richard Revelins	800,000	350,000	-	-	(500,000)	350,000	650,000	350,000	300,000
Dianne Angus	1,250,000	500,000	(250,000)	-	-	750,000	1,500,000	1,500,000	-

	7,850,000	2,900,000	(250,000)	(2,000,000)	(500,000)	3,150,000	8,000,000	3,900,000	4,100,000

Share Options of Prana Biotechnology Ltd	Balance July 1, 2006 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2007 fiscal year	Balance June 30, 2007 No.	Total Vested and Exercisable June 30, 2007 No.	Total Unvested June 30, 2007 No.

Geoffrey Kempler	1,000,000	1,000,000	-	-	-	-	2,000,000	-	2,000,000
Colin Master	1,000,000	1,000,000	-	-	-	-	2,000,000	-	2,000,000
Brian Meltzer	300,000	300,000	-	-	-	-	600,000	-	600,000
George Mihaly	300,000	300,000	-	-	-	-	600,000	-	600,000
Peter Marks	300,000	300,000	-	-	-	-	600,000	-	600,000
Richard Revelins	500,000	300,000	-	-	-	-	800,000	300,000	500,000
Ross Murdoch1	-	625,000	(625,000)	-	-	625,000	-	-	-
Dianne Angus	-	1,250,000	-	-	-	1,000,000	1,250,000	1,000,000	250,000

	3,400,000	5,075,000	(625,000)	-	-	1,625,000	7,850,000	1,500,000	6,350,000

1 The balance at 30 June 2007, is the balance at date of resignation.

For further information on equity entitlements under employment contracts, refer to note 21.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

24.	SEGMENT INFORMATION

The consolidated entity’s activities are predominantly within Australia and cover research into Alzheimer’s disease and other major age-related degenerative disorders.

25.	FINANCIAL INSTRUMENTS

The Groups activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the consolidated entity. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

(a)	Market Risk

(i)	Foreign Currency Risk

The Group engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet it’s foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the amounts in the table below are displayed in brackets:

	Consolidated Entity
	2008	2007
	$	$

Cash and cash equivalents ($USD)	289,844	3,614,523
Cash and cash equivalents (€EUR)	41,166	22,680
Cash and cash equivalents (£GBP)	35,249	12,795
Trade and other payables ($USD)	(22,011)	(3,718)
Trade and other payables (€EUR)	-	-
Trade and other payables (£GBP)	(461)	-

Total exposure	343,787	3,646,280

The consolidated entity has conducted a sensitivity analysis of the Group’s exposure to foreign currency risk. The Group is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the same sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD exchange rate over the past 5 years based on the year-end spot rates, being 8%.

	Consolidated Entity
	2008 $	2007 $

Increase/(Decrease) in cash and cash equivalents
AUD/USD + 8%	(26,240)	(370,379)
AUD/EUR + 8%	(5,888)	(3,132)
AUD/GBP + 8%	(6,368)	(2,627)

AUD/USD - 8%	22,352	315,508
AUD/EUR - 8%	5,016	2,668
AUD/GBP - 8%	5,424	2,238
Increase/(Decrease) in trade and other payables
AUD/USD +8%	1,993	381
AUD/EUR + 8%	-	-
AUD/GBP + 8%	83	-

AUD/USD - 8%	(1,697)	(325)
AUD/EUR - 8%	-	-
AUD/GBP - 8%	(71)	-

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

25.	FINANCIAL INSTRUMENTS (continued)

(ii)	Interest Rate Risk

The consolidated entity’s exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The consolidated entity exposure to interest rate risk has not changed since the prior year.

At June 30, 2008, the consolidated entity had the following cash accounts:

—	A$25,554 in Australia dollar cheque accounts at variable interest rates ranging from 0.10% to 6.25% as of June 30, 2008;
—	A$6,800,000 in a three month term deposit at a fixed interest rate of 7.95% as of June 30, 2008;
—	A$3,950,416 in at call deposit account, earning interest of 7.20% as of June 30, 2008;
—	US$286,264 (A$298,029) in a US cheque account at a interest rate of 1.43% as of June 30, 2008;
—	GBP$35,075 (A$72,869) in a GBP cheque account at a variable interest rate of 3.57% as of June 30, 2008;
—	EUR$41,166 (A$67,710) in a EUR cheque account at a variable interest rate of 3.16% as of June 30, 2008;
—	A$11,064 in a twelve month term deposit at a fixed interest rate of 7.25%which matures on 13 January 2009;
—	A$35,164 in a three month term deposit at a fixed interest rate of 6.30%which matures on 11 August 2008;
—	A$200 in petty cash which does not earn any interest;
—	GBP$174 (A$361) in petty cash which does not earn any interest;
—	SEK$970 (A$169) in petty cash which does not earn any interest;
—	US$3,575 (A$3,727) in petty cash which does not earn any interest; and
—	CA$5 (A$5) in petty cash which does not earn any interest.

The weighted average interest rate is 7.45% for cash and cash equivalents and 6.53% for terms deposits over three months and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

At June 30, 2007, the consolidated entity had the following cash accounts:

—	US$3,462,460 (A$4,080,163) in a 29 day term deposit at a fixed interest rate of 5.15% which matured on 13 July 2007;
—	A$2,872,900 in at call deposit account, earning interest of 6.15%
—	A$210,406 in Australia dollar cheque accounts at variable interest rates ranging from 4.67% to 5.20% as of June 30, 2007
—	US$149,998 (A$176,758) in a US cheque account at a interest rate of 4.64% as of June 30, 2007
—	GBP$12,795 (A$30,215) in a GBP cheque account at a variable interest rate of 4.48% as of June 30, 2007;
—	EUR$22,680 (A$36,018) in a EUR cheque account at a variable interest rate of 3.33% as of June 30, 2007;
—	A$10,398 in a twelve month term deposit at a fixed interest rate of 6.40%which matures on 13 January 2008;
—	A$35,238 in a four month term deposit at a fixed interest rate of 6.30%which matures on 17 October 2007;
—	A$200 in petty cash which does not earn any interest;
—	SEK$970 (A$167) in petty cash which does not earn any interest;
—	US$2,000 (A$2,422) in petty cash which does not earn any interest; and
—	CA$65 (A$72) in petty cash which does not earn any interest.

The weighted average interest rate is 4.57%for cash and cash equivalents and 6.32% for terms deposits over three months and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

25.	FINANCIAL INSTRUMENTS (continued)

Receivables and payables are non-interest bearing.

The consolidated entity’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2008	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate
		1 year or less	1-5 years

Financial Assets
Cash and cash equivalents	464,162	10,750,416	-	4,456	11,219,035	7.45%
Trade and other receivables	-	-	-	120,641	120,641
Other current assets	-	46,228	-	-	46,228	6.53%

	464,162	10,796,644	-	125,097	11,385,904

Financial Liabilities
Provisions	-	-	-	849,113	849,113
Other financial liabilities	-	-	-	210,443	210,443

	-	-	-	1,059,556	1,059,556

June 30, 2007	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total		Average Interest Rate
		1 year or less	1-5 years

Financial Assets
Cash	453,397	6,953,063	-	2,796	7,409,256		4.57%
Receivables	-	-	-	96,499	96,499
Other current assets	-	45,636	-	-	45,636		6.32%

	453,397	6,998,699	-	99,295	7, 551,39	1

Financial Liabilities
Payables	-	-	-	1,661,609	1,661,609
Other financial liabilities	-	-	-	321,001	321,001

	-	-	-	1,982,610	1,982,610

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

25.	FINANCIAL INSTRUMENTS (continued)

(b)	Credit risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the consolidated entity. The consolidated entity has no significant concentration of credit risk and it is not the Company’s policy to hedge credit risk.

The Company ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.

There has been no significant change in the consolidated entity’s exposure to credit risk since the previous year. The carrying amount of the consolidated entity’s financial assets represent the maximum credit exposure.

(c)	Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The consolidated entity manages liquidity risk by maintaining sufficient bank balances to fund its operations and the availability of funding through committed credit facilities.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

2008	Less than 6 months	6-12 months	Total contracted cash flows	Carrying amounts

Consolidated Entity

Trade and other payables	849,113	-	849,113	849,113
Other financial liabilities	772,430	-	772,430	772,430

Parent

Trade and other payables	848,072	-	848,072	848,072
Other financial liabilities	772,430	-	772,430	772,430

2007

Consolidated Entity

Trade and other payables	1,661,609	-	1,661,609	1,661,609
Other financial liabilities	321,001	-	321,001	321,001

Parent

Trade and other payables	1,658,663	-	1,658,663	1,658,663
Other financial liabilities	321,001	-	321,001	321,001

(d)	Capital Risk Management

The consolidated entity’s objectives when managing capital are to safeguard the consolidated entity’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the consolidated entity may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the consolidated entity consists of equity attributed to equity holders of the consolidated entity, comprising contributed equity, reserves and accumulated losses disclosed in notes 13, 14 and 15. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company’s Management the Board monitors the need to raise additional equity from the equity markets.

(e)	Fair value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.	ADDITIONAL COMPANY INFORMATION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered Office	Principal Place of Business
Suite 2	Level 2
1233 High Street	369 Royal Parade
Armadale Vic 3143	Parkville Vic 3052
Australia	Australia

Tel: +61 (03) 9824 8166	Tel: +61 (03) 9349 4906

Note 27. Restatement

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

        Following a review of the interim financial statements for the six months ended December 31, 2006 by the Company’s auditors, the Company identified that the treatment of the accounting for the private placement was incorrect under A-IFRS. Under IAS 32, the warrants associated with the private placement must be classified as a financial liability, as opposed to equity, as a result of the warrants being exercisable in a currency that is not the functional currency of the company. As a result, upon initial recognition, the fair value of the warrants should be recognized as a financial liability at their fair value, reducing the Issued Capital that was previously recorded. Each reporting period, the fair value of the outstanding warrants is revalued using the Black Scholes Model. When the fair value of the outstanding warrants increases or decreases, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

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

	For the year ended June 30, 2006
	As previously reported	As restated
	(in Australian dollars)

Consolidated statement of operations line items:
Gain on fair value financial liabilities	-	128,715
Loss before income tax expense	(11,719,309)	(11,590,594)
Net loss	(11,719,309)	(11,590,594)
Loss per share (basic and diluted)	(0.09)	(0.09)

SIGNATURES

        The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Prana Biotechnology Limited By: /s/ Geoffrey P. Kempler —————————————— Geoffrey P. Kempler Chief Executive Officer

Dated: September 25, 2008