Form 20-F
period 2009-06-30
PRANA BIOTECHNOLOGY LTD
filed 2009-09-24
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2009

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

Level 2, 369 Royal Parade, Parkville, Victoria 3052, Australia
(Address of principal executive offices)

Geoffrey Kempler, Chief Executive Officer
Level 2, 369 Royal Parade, Parkville, Victoria 3052, Australia
+61 3 9349 4906 (phone) ; +61 3 9348 0377 (fax)
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares,	NASDAQ Capital Market
each representing ten Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2009.....................202,710,473

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes☐ No ☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial	Other ☐
Reporting Standards as issued by
the International Accounting
Standards Board ☒

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

Item 17 ☐ Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8 (File No. 333-153669).

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

v

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

        The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated. The following selected consolidated financial data as of June 30, 2009 and 2008 and for the years ended June 30, 2009, 2008 and 2007 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of June 30, 2007, 2006 and 2005 and for the years ended June 30, 2006 and 2005 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

        The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:

	Year Ended June 30,
	2009	2008	2007	2006	2005
	(in A$, except number of shares)

Revenue from continuing operations.	428,193	490,943	507,150	762,023	892,135
Other income	-	170	287	288,263	1,760,978

Research and development expenses	(2,215,358)	(5,757,168)	(4,492,193)	(7,613,045)	(7,109,839)
Research and development expenses
- related party	-	-	-	-	(577,757)
Personnel expenses	(3,832,804)	(5,350,189)	(4,554,731)	(3,418,008)	(5,750,929)
Intellectual property expenses	(1,107,534)	(469,428)	(600,232)	(466,426)	(729,583)
Auditor and accounting expenses	(129,998)	(331,950)	(260,117)	(205,815)	(202,032)
Travel expenses	(195,251)	(146,651)	(309,997)	(212,184)	(432,316)
Public relations and marketing
expenses	(222,679)	(141,337)	(215,455)	(134,750)	(442,920)
Depreciation expenses	(34,190)	(25,349)	(58,582)	(118,196)	(65,223)
Amortization expenses	-	-	-	-	(83,200)
Other expenses	(978,875)	(975,404)	(1,008,563)	(824,625)	(1,204,930)
Foreign exchange gain (loss)	(6,723)	(402,886)	(757,578)	223,454	(1,362,572)
Impairment of intangible assets	-	-	-	-	(786,240)
Gain (loss) on fair value of
financial liabilities	772,430	(451,429)	607,691	128,715	5,801,397
Net loss	(7,522,789)	(13,560,678)	(11,142,320)	(11,590,594)	(10,293,031)
Loss per share - basic and diluted	(0.04)	(0.08)	(0.08)	(0.09)	(0.08)
Weighted average number of
ordinary shares outstanding -
basic and diluted	202,357,885	174,714,146	140,754,495	128,053,601	122,754,061

Balance Sheet Data:

	As at June 30,
	2009	2008	2007	2006	2005
	(in A$ )

Cash and cash equivalents	4,304,977	11,219,035	7,409,256	10,013,778	21,453,304
Working capital*	3,643,502	9,762,015	5,564,304	7,698,283	18,370,555
Total assets	4,597,250	11,698,313	7,722,185	10,421,146	22,289,159
Net assets	3,749,816	9,866,327	5,612,195	7,800,658	18,536,769
Issued capital	70,188,989	69,842,303	53,988,412	46,274,127	45,838,897
Share based payment reserves	7,127,332	6,067,740	4,106,821	2,867,249	2,447,996
Accumulated deficit during
development stage	(73,566,505)	(66,043,716)	(52,483,038)	(41,340,718)	(29,750,124)
Total equity	3,749,816	9,866,327	5,612,195	7,800,658	18,536,769

*	Working capital is the difference between current assets and liabilities.

Exchange Rate Information

        The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Year Ended June 30,	At Period End	Average Rate	High	Low

2005	0.7620	0.7535	0.7988	0.6852
2006	0.7301	0.7478	0.7792	0.7014
2007	0.8488	0.7859	0.8521	0.7377
2008	0.9615	0.8965	0.9654	0.7672
2009	0.8048	0.7480	0.9849	0.6005

Month	High	Low

April 2009	0.7327	0.6846
May 2009	0.8012	0.7232
June 2009	0.8262	0.7789
July 2009	0.8271	0.7793
August 2009	0.8477	0.8155
September 2009 (until September 21)	0.8774	0.8239

The noon buying rate on September 22, 2009 was US$0.8638 = A$1.00.

B.	CAPITALIZATION AND INDEBTEDNESS

        Not applicable.

C.	REASONS FOR THE OFFER AND USE OF PROCEEDS

        Not applicable.

D.	RISK FACTORS

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

        We anticipate that we will require substantial additional funds within the next 12 months in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates. In addition, we will require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. However, such additional financing may not be available from any sources on acceptable terms, or at all, and we may not be able to license our assets or establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. The current global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to have a material adverse effect on our business, financial condition and results of operations.

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products.

        Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMEA. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA in the United States and the MHRA in the United Kingdom. These processes can take many years and require the expenditure of substantial resources. Governmental agencies may not grant regulatory approval due to matters arising form pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effect or patient risk profile, medical contraindications. Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain.

        We are a development stage company at an early stage in the development of our pharmaceutical products which are designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses. We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT2, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

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

        We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2. We reported net losses of A$7,522,789, A$13,560,678 and A$11,142,320 during the fiscal years ended June 30, 2009, 2008 and 2007, respectively. As of June 30, 2009, our accumulated deficit was A$73,566,505. We may never be able to achieve or maintain profitability.

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

        We may be required to enter into contracting arrangements with third parties to manufacture PBT2 and any other development or product candidates for large-scale, pre-clinical and/or clinical trials. We may not be able to make the transition from laboratory-scale to development-scale, or from development-scale to commercial production. We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis. We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies. We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

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

        We typically rely on a single manufacturer to develop Good Manufacturing Practice (GMP) synthetic processes for our lead compounds. Our lead compound, PBT2, has been manufactured to date by the Institute of Drug Technology Australia Limited. During late 2008, we transferred our PBT2 drug substance manufacturing process technology to Dr. Reddy’s Laboratories Limited based in Hyderabad, India to enable future and efficient large scale manufacture of PBT2 for any future prospective large scale clinical trial. We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2. We intend to continue this approach, subject to ongoing appraisal of our manufacturing needs and financial position. We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

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

        We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Further, additional financing may not be available on acceptable terms, or at all, and our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

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

        Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organizations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

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

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

        The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended June 30, 2008, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could have a material adverse effect on our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

Risks Relating to Our Securities

Our stock price may be volatile and the U.S. trading market for our American Depositary Shares is limited.

        The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years, the market price for our ordinary shares on the Australian Stock Exchange has ranged from as low as A$0.12 to a high of A$0.69 and the market price of our American Depositary Shares on the NASDAQ Capital Market has ranged from as low as US$1 to a high of US$6.73. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

        In addition, stock markets have experienced extreme price and volume fluctuations. These fluctuations have especially affected the stock market price of many high technology and healthcare related companies, including pharmaceutical and biotechnology companies, and, in many cases, are unrelated to the operating performance of the particular companies. Market fluctuations, as well as general political and economic conditions, such as a recession, interest rate or currency rate fluctuations, could adversely affect the market price of our securities.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

        Holders of our ADRs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during the taxable years ended June 30, 2006, 2007, 2008 and 2009, under a literal application of the asset test described above, which looks solely to market value. We believe that we will once again qualify as a PFIC during the taxable year ended June 30, 2010. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10.E. Additional Information – Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

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

        As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Marketplace Rules. As an Australian company listed on the NASDAQ Capital Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Marketplace Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements, must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

        Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our proof of concept compound, PBT1, as a therapeutic for the treatment of Alzheimer’s disease. On April 11, 2005, we announced that we would not proceed with the Phase II/III study as we had found unacceptably high levels of a di-iodo-8-hydroxyquinoline impurity that could potentially alter the risk of side-effects and mutagenicity. We considered methods to reduce the levels of the di-iodo impurity, however, we reached the conclusion that attempts to reduce the impurity to required levels were not likely to be successful in a timely, commercially viable manner and that further development of PBT1 for the treatment of Alzheimer’s disease was not appropriate.

        On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to PBT2, our current lead candidate for the potential treatment of Alzheimer’s disease. PBT2 was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease in early August 2003. PBT2 is the result of rational drug design. It was built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT2 was selected from over 300 compounds that had been developed by us at such time on the basis of its significant effectiveness in both pre-clinical in vitro and in vivo testing. It was designed to have an improved safety and efficacy profile compared to PBT1. Phase I trials for PBT2 were completed by February 2006 in healthy young and aged volunteers and demonstrated that the drug was well tolerated and suitable for Phase II clinical development. During 2007, a Phase IIa clinical study was undertaken in elderly patients with Alzheimer’s disease over three months. The top line results were announced in February 2008, including the primary endpoints of safety and tolerability being met together with several secondary endpoints in biomarker and cognition endpoints also being met. In July 2008, the results of the Phase IIa trial were published in The Lancet Neurology journal. The key findings included that PBT2 was well tolerated, with the safety profile of PBT2 being similar to that of the placebo, that the level of Abeta in the cerebrospinal fluid was significantly lowered and that two measures of executive cognitive function were improved in patients on the higher dose of PBT2. Also in July 2008, the results of extensive pre-clinical research findings for PBT2 were published in the journal Neuron. The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission. For details regarding clinical trials for PBT2, our lead compound, see Item 4.B. “Information on the Company – Business Overview – Clinical Trials for Our Lead Compound.”

        In March 2009, we published further data on the impact of PBT2 on synapses in transgenic animal models. The findings demonstrated that PBT2 could prevent the loss of synapses in these Alzheimer disease animal models, indicating that PBT2 has a potent neuroprotective effect on neurons, consistent with the observation that PBT2 can improve cognitive performance in impaired transgenic animals.

        In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington’s disease. The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington’s disease model mice and its promising safety and efficacy findings in the recently completed Alzheimer’s disease Phase IIa study with PBT2. The report concluded that PBT2 was recommended to proceed to clinical trials in Huntington’s disease research participants.

        In August 2009, a key patent protecting our clinical drug asset PBT2 was granted in Europe by the European Patent Office. The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington’s disease. The European patent has a 20 year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions. Also in August 2009, we received a notice of allowance from the United States Patent and Trade Mark Office for our key patent protecting our clinical drug asset PBT2. The patent is due to be granted by the end of the 2009 calendar year. The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2. This patent has been granted in New Zealand, Singapore, South Africa and Russia and patent applications are pending in Australia, Brazil, Canada, China, India, Israel, Japan, South Korea and Mexico. Registration of the patent in Hong Kong has also been processed.

        Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with whom we have relationships. In the three fiscal years ended June 30, 2009, our capital expenditures have totaled A$141,577. Since July 1, 2009, we have incurred A$3,241 in capital expenditures.

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

Research Institutions

        The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities and through a team of scientists employed by our company who are based at the University of Melbourne:

–	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

–	The University of Melbourne, Department of Pathology;

–	The Mental Health Research Institute in Melbourne; and

–	The Biomolecular Research Institute in Melbourne.

        Work conducted at the first three of these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease. Our research efforts led to the development of a novel MPAC within the same chemical class as PBT1, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and a library of approximately 500 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT1 with the remaining MPACs of other chemical classes). Our research program aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease as well as for our other major disease indications (such as Huntington’s disease, Parkinson’s disease, certain cancers and age-related macular degeneration).

Platform Technology and Research Programs

        We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of age-related diseases based on the interrelationship of metals and proteins. To date, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for: Huntington’s disease; Parkinson’s disease; certain cancers; age-related macular degeneration; Motor Neuron disease; Creutzfeldt-Jakob disease; age-related cataracts; and other neurodegenerative diseases.

        Alzheimer’s Disease. Research is ongoing to increase our understanding of the neuropathology of Alzheimer’s disease. Our research continues to focus on the structure and function of beta-amyloid and its precursor, and protein structural studies specifically around the sites of interaction between metals, metal complexes and our MPACs and the significant proteins in Alzheimer’s disease, such as Amyloid Precusor Protein and beta-amyloid. PBT2, our lead compound from our MPAC library for Alzheimer’s disease, has been extensively tested in both in vitro and in vivo animal models for its ability to reduce both the amount of Abeta and its toxic effects in the brain. Results of the research, which were published in the journal Neuron in July 2008, demonstrate that PBT2 can rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses (the space) between neurons, enabling improved neurotransmission. Experimental work during 2008 and 2009 has shown that PBT2 can also prevent the loss of neuronal synapses, a feature of the brain degeneration associated with Alzheimer’s disease. For a description of the history and development of our lead MPAC, PBT2, as a therapeutic for the treatment of Alzheimer’s disease, see Item 4.B. “Information on the Company – Business Overview – Clinical Trials for Our Lead Compound.”

        Our research into the interaction of metals with Abeta protein has resulted in the identification of agents which can block the metal binding site on Abeta thereby preventing the downstream toxicity of Abeta protein on neurons. This therapeutic approach to Alzheimer’s disease is an alternative and complimentary drug strategy to our MPACs, which directly compete with Abeta protein by binding metals such as copper and zinc. Results from several proof-of-concept compounds were published in the Proceedings of the National Academy of Sciences Journal in May 2008. In addition to their use as Alzheimer disease therapeutics, these amyloid binding compounds may also have potential as novel imaging agents, binding Abeta in the brain. Our discovery program is generating novel forms of this alternative anti-amyloid class of compounds for testing in animal models as either therapeutic or diagnostic agents.

        Metals, in particular copper, may cause Abeta protein to form specific toxic oligomers that inhibit normal neurotransmission in the brain. Accordingly, these toxic oligomers present a novel immunological target for vaccine research. Since 2004, we have undertaken a program to create a monoclonal antibody that only recognizes specific forms of the toxic Abeta oligomers and not other forms of Abeta protein. A candidate monoclonal antibody has been identified and will be tested for its efficacy and safety in a prospective mouse passive vaccine trial. However, initiation of the trial has been indefinitely delayed due to difficulties in the scale up and purification of the monoclonal antibody. We will be utilizing the resources of the Mental Health Research Institute to conduct a prospective mouse passive vaccine trial.

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

        In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington’s disease. The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington’s disease model mice and its promising safety and efficacy findings in the recently completed Alzheimer’s disease Phase IIa study with PBT2. The report concluded that PBT2 was recommended to proceed to clinical trials in Huntington’s disease research participants.

        Parkinson’s Disease. Parkinson’s disease, another crippling disease of the aging population, causes a progressive slowing of movement, tremor and the loss of fine motor control due to the death of substantia nigra cells in the brain. The substantia nigra cells produce the neurotransmitter, dopamine in the brain which is required for normal motor coordination. Increasingly, dementia is also being recognized as a significant component of Parkinson’s disease. Existing therapies, such as dopaminergic agents, may provide some short-term symptomatic relief, but do not address the underlying cause of the disease. We believe that our platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease. Parkinson’s disease ranks among the most common late life neurodegenerative diseases.

        During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model of the disease, which concluded with positive results. In addition, groups unrelated to us have published data that demonstrates the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease. These two mouse models mimic the disease by using these toxins to destroy over time the cells of the substantia nigra, the area of the brain affected in Parkinson’s disease, leading to motor function loss. Based on these positive results with clioquinol in such two mouse models, we began investigating the efficacy of other selected MPACs in these two models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease. Currently, we have identified six potential compound leads that demonstrate the ability to rescue the substantia nigra neuronal cells in both models of Parkinson’s disease, that otherwise perish over time as the disease progresses. Final characterization and selection of a clinical development lead compound is underway.

        Brain Cancer. We have initiated a program of research into the potential use of selected MPACs from our library for use in the treatment of brain cancer, in particular the most prevalent and deadly form of the disease, Glioblastoma multiforme, or GBM. Patients with GBM have a very poor prognosis upon diagnosis with an estimated median survival of approximately 12 months. The most commonly prescribed treatments are chemotoxic agents together with radiation therapy, which confer a median survival increase of several months. There is an increasing body of published evidence that there are elevated levels of copper in tumors leading to increased cellular oxidative stress. Several of our MPACs that demonstrate potent toxicity against human gliomablastoma cell lines and yet remain untoxic to normal brain cells are being tested in mouse models of GBM. We believe that MPACs with a strong ability to deliver copper into tumor cells will promote their death, and we are currently investigating this in vivo.

Clinical Trials for Our Lead Compound

        In February 2005, we were awarded a research and development START grant of A$1.35 million to take PBT2 through safety testing and Phase I clinical trials for Alzheimer’s disease. Formal pre-clinical toxicology testing for PBT2 was completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands. On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy, male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT2. Data from the study shows that PBT2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT2 and those receiving the placebo. Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased/decreased predictably and in a linear manner, both of which are desirable characteristics for a central nervous system drug. Concurrent findings in a pre-clinical mouse model indicate that PBT2 passes into the brain more extensively than its predecessor, PBT1. On February 7, 2006 we announced the completion of the second Phase I safety clinical trial for PBT2. This trial was a multi-dose escalation trial of PBT2 conducted in elderly, healthy, male and female volunteers completed in December 2005. Volunteers were dosed at a selected dose for seven days, the dose range was from 200mg to 800mg per day. Both Phase I trials demonstrated that PBT2 was well tolerated and suitable for progression to Phase II trials in Alzheimer patients.

        In parallel to such clinical studies, chronic pre-clinical animal toxicology studies and the development work for GMP manufacture of PBT2 required for Phase II clinical studies was conducted and completed by the third calendar quarter of 2006. On July 20, 2006, while preparations for the Phase IIa clinical trial were underway, we announced key pre-clinical efficacy findings with PBT2 demonstrating that PBT2 could rapidly enhance memory function within five days of dosing in an Alzheimer mouse model, improve synaptic function and significantly reduce soluble beta-amyloid protein levels in mouse models of Alzheimer’s disease in acute 24 hour experiments. On October 5, 2006, we announced the grant of approval from the Swedish Medical Products Agency (a Swedish regulatory authority) to undertake a Phase IIa clinical trial in elderly patients with mild Alzheimer disease in Sweden. On December 19, 2006, we announced that dosing had commenced in the Phase IIa clinical trial. The Phase IIa trial is a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints will be measured. On August 6, 2007, we announced that 55 patients (of the planned 80) had been randomized to participate in the Phase IIa clinical trial, of which 30 patients had completed the trial, and that the independent Data Safety Monitoring Board, or DSMB, appointed by us upon the recommendation of Dr. Craig Ritchie and Quintiles Limited for the Phase IIa clinical trial of PBT2 had reviewed the data of over 50 patients and concluded there have been no treatment-related serious adverse events or withdrawals and that the trial was safe to continue in accordance with the original protocol. On September 24, 2007, we announced that the enrollment for the Phase IIa trial had been completed and that we expected to report results during the first calendar quarter of 2008. On November 29, 2007, we announced that the DSMB had completed its cycle of safety review meetings and reported to us that of the 59 patients included in the review at that time, there had been no treatment-related serious adverse events or withdrawals. The DSMB confirmed that the trial was safe to continue. Patient dosing was completed on December 18, 2007, and we announced the formal completion of the study on January 2, 2008. On February 26, 2008, we publicly released the top line trial results and announced that the trial primary endpoints of safety and tolerability were met. We also announced that with respect to the secondary endpoints, namely biomarker, cognition and behavioral changes, several significant and promising changes were observed. Specifically, that in the cerebrospinal fluid (CSF), PBT2 treatment at a 250mg dose resulted in a significant decrease in the target Abeta 42 protein. In addition, at the 250mg dose, while no significant effect was observed with the ADAS-cog, two of the four neuropsychological test battery (NTB) tests for improvement in executive function were significantly improved. In July 2008, the results of the Phase IIa trial were published in The Lancet Neurology journal. The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission. Also in July 2008, the results of extensive pre-clinical research findings for PBT2 were published in the journal Neuron. The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission. Currently, we are considering possible larger scale Phase IIb trial designs that could be initiated during the first half of 2010.

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

        Our medicinal chemistry program is based at laboratories that we lease at the University of Melbourne. To date, our scientists have developed a pipeline of compounds across multiple chemical classes that target the interaction of specific metals and certain aggregating proteins such as beta-amyloid. Compounds continue to be designed, synthesized and undergo the required early phase pre-clinical screening before they are available for human testing. Based on the results of initial screening, our medicinal chemists continue to develop new chemical entities with novel design features and we believe that rational drug design will provide new and specifically designed drugs which will display efficacy in disaggregating aggregation-prone proteins such as beta-amyloid, á-synuclein and huntingtin, paving the way for future therapeutics.

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

        PBT2, our current Alzheimer’s disease lead MPAC product candidate, was selected from this “rationally designed” pipeline in 2003 and is the first such new and specifically designed compound to move into formal development. It has been built “from the ground up” to fulfill very specific criteria. It was designed so that it will be orally bioavailable and cross the blood brain barrier. PBT2 was selected from several hundred compounds that had been developed by us at such time. It has been designed to have an improved safety and pharmacokinetic profile and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing. For details regarding our PBT2 clinical trials see above in this Item 4.B. “Information on the Company – Business Overview – Clinical Trials for Our Lead Compound.”

        MPACs from different chemical classes to that of PBT1 and PBT2, with different structural characteristics have shown differential behavior in screens for neurological disorders other than Alzheimer’s disease. For example, over the last few years we have generated a series of MPACs differentiated for their ability to be efficacious in animal models of Parkinson’s disease. Currently we have identified six potential compound leads that demonstrate the ability to rescue the substantia nigra neuronal cells in both models of Parkinson’s disease, which otherwise perish over time as the disease progresses. Final characterization and selection of a clinical development lead compound is underway. In addition, another series of chemically differentiated MPACs have shown promise in vitro assays of the brain cancer Glioblatoma multiforme and animal modeling is underway.

Patents and Licenses

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

Patent Portfolio

        The following table presents our portfolio of patent and patents applications, including their status and a brief description of the respective inventions.

Patent	Status	Invention

"A method for assaying and treating Alzheimer's Disease" Filed: November 12, 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in Australia, Europe, Japan, Canada and the United States.	The invention includes claims directed to the use of specified modulators in the treatment of Alzheimer's disease. Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer's disease.

"Beta amyloid peptide inhibitors" Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	A patent has been granted in Australia. Patents in Europe, Canada and the United States are undergoing examination. Examination has been requested in Japan.	The invention encompasses claims to specific classes of agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer's disease.

"Neurotoxic Oligomers" Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	A patent has been granted in Australia and New Zealand. A Notice of Allowance has been issued in the United States. An application is under examination in the United States and Europe. Examination has been requested in Canada, China and Japan.	The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer's disease and other amyloid related conditions.

"Methods of screening for inhibitors of Alzheimer's Disease" Filed: December 12, 2000 Applicant: The General Hospital Corporation Licensed to Prana Biotechnology Limited	An application is under examination in the United States.	The invention encompasses claims to the identification of agents functioning as copper agonists and the use the agents in the treatment of amyloid related conditions including Alzheimer's disease.

"Treatment of Neurodegenerative Conditions" Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	An application in Europe is pending examination. An application in Hong Kong has been recorded. An application in Australia is under examination. Applications in China and the United States have lapsed.	The invention encompasses the utility of the 8-hydroxyquinoline MPAC class in the treatment of neurodegenerative cognitive changes, particularly Huntington's disease.

Patent	Status	Invention

"8-Hydroxyquinoline derivatives" Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents have been granted in Europe, New Zealand, Russia, Singapore and South Africa. A Notice of Allowance has been issued in the United States. A patent has been accepted in Australia. A patent in Hong Kong has been registered. Applications in India, Israel and China are under examination. Examination has been requested in Brazil, Japan, South Korea and Canada. Examination is pending in Mexico.	The invention is directed to chemical structures of the 8-hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

"Neurologically-Active Compounds" Filed: October 3, 2003 Applicant: Prana Biotechnology Limited	Applications in the United States, China, Russia, Canada, Europe, Australia and Israel are under examination. Examination has been requested in Brazil, Japan, Mexico and South Korea. Applications have been accepted in New Zealand, India, South Africa and Singapore. A patent in Hong Kong has been processed.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

"Neurologically- Active Compounds" Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Applications have been filed in Australia, Canada, China, Europe, Israel, Mexico, the United States and South Korea. Examination has been requested in Japan, India, Brazil, New Zealand and Russia. A patent has been granted in Singapore and South Africa. A patent in Hong Kong has been processed.	The invention is directed to `F4' MPAC chemical structures and their utility in the treatment of neurological conditions.

"Use of Phanquinone for the treatment of Alzheimer's Disease" Filed: October 19, 2000 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. A Notice of Allowance has been issued in the United States for a second Patent. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of Alzheimer's disease.

"Use of Phanquinone for the treatment of memory impairment" Filed: April 3, 2003 Applicant: Prana Biotechnology Limited	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of Phanquinone for the treatment of age related memory impairment.

Patent	Status	Invention

"Use of Clioquinol for the treatment of Alzheimer's Disease" Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Alzheimer's disease.

"Pharmaceutical compositions of Clioquinol with B12 for therapeutic use" Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.

"Use of Clioquinol for the treatment of Parkinson's Disease" Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been granted in the United States. An application in Japan is under examination.	This invention is directed to the use of clioquinol for the treatment of Parkinson's disease.

"Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Applications have been filed in Australia, Canada, China, Europe, Israel, New Zealand, the United States, South Korea, South Africa, Japan, India, Brazil and Singapore.	This invention is directed to MPAC compounds for the treatment of age-related macular degeneration.

"A method of prophylaxis or treatment and agents for same" Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	Applications have been filed in Australia, Canada, China, Europe, the United States and Japan.	This invention is directed to MPAC compounds for treating certain cancers.

"Compounds for therapy and diagnosis" Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	A complete international (PCT) application has been filed.	This invention is directed to anti-amyloid (metallo-complexes) compounds for the treatment of Alzheimer's disease.

Prior Patents

        In December 2006, we elected to terminate the license for the following patent which was granted to us under the January 1, 2001 license agreement that we entered into with The General Hospital Corporation of Massachusetts, or GHC, and as result, the patent case was returned to GHC:

—	“Use of Clioquinol for the therapy of Alzheimer’s Disease” filed January 4, 1999.

        In March 2009, we elected to terminate the licenses for the following patents which were granted to us under the January 1, 2001 license agreement that we entered into with GHC, and as result, the applicable patent cases were returned to GHC:

—	“An in vitro system for determining the formation of Ab Amyloid” filed October 19, 1994.

—	“A diagnostic assay for Alzheimer’s Disease” filed October 19, 1994.

—	“Identification of agents for use in the treatment of Alzheimer’s Disease” filed March 11, 1998.

—	“Agents for use in the treatment of Alzheimer’s Disease” filed March 11, 1999.

—	“Method for Screening drugs useful for treating Alzheimer’s Disease” filed April 29, 1999.

—	“Methods for the Identification of Agents that Inhibit or Promote Cataracts and Uses thereof” filed August 18, 2000.

Patents and License Agreements

        On May 7, 1999, we entered into a patent assignment and license agreement with The University of Melbourne. The agreement provided for the assignment to us of various patents and patent rights to us comprised of an international patent application (PCT application) entitled, ‘A method of assaying and treating Alzheimer Disease.’ The patent application matured into national phase prosecution in Australia, Canada, Europe, Japan and the United States and selected claims from this application have been granted in Australia, Canada, Europe, Japan and the United States. The invention is directed to a method for assaying for Alzheimer’s disease and to a method for treating the disease by modulating divalent or trivalent cation and/or heparin interaction in a patient with Amyloid Precusor Protein, or APP. The technologies or products that may arise from the invention include therapeutic agents such as zinc binding agents that modulate processing of APP, as well as a screening assay for Alzheimer’s disease to determine the amount of various forms of APP in the circulatory system of a human compared to a control sample to determine presence of the disease. In consideration of the assignment of the patents, we were required to make certain payments to the University of Melbourne and to pay a royalty of 1.5% on the net price of products sold utilizing such patents. In addition, we were required to pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any license we granted or sub-licensee we appointed to utilize the patents.

        On February 8, 2000, we entered into a patent assignment and intellectual property licensing agreement with The Biomolecular Research Institute, or BRI, under which two patent applications were assigned to us. One is an international patent application (PCT application) entitled ‘Beta-Amyloid Peptide Inhibitors’ which has matured into national phase prosecution in Canada, Europe, Japan and the United States and a patent has been granted in Australia. The invention is directed to compounds which block the metal binding site on Beta-Amyloid. The technologies or products that may arise from this invention include metallo-based compounds as therapeutics or preventative treatments for Alzheimer’s disease. The other patent is an Australian provisional application, which has matured into a patent application in the United States entitled ‘Method of Screening for inhibitors of Alzheimer’s Disease.’ The invention is directed to the use of copper agonist compounds to treat or prevent Alzheimer’s disease. The technologies or products that may arise from this invention include using copper agonists to reduce the processing of APP into beta-amyloid and methods of detecting compounds which can act as copper agonists for use in therapy. In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents. In addition, we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any licensee or sub-licensee we appoint to utilize such patents, or a minimum of A$2,000 a year. If the patent rights are assigned before a total of A$20,000 has been paid as royalties, the difference between the royalties paid and A$20,000 must be paid to BRI. To date, we paid a total of $350,000 under the agreement, all of which amount was paid in 2000. On September 10, 2007, we, BRI and the Commonwealth Scientific and Industrial Research Organization, or CSIRO, executed an Assignment and Novation Deed under which BRI assigned to CSIRO all of its rights and obligations under the patent assignment agreement, including entitlement to royalties.

        On January 1, 2001, we entered into a license agreement with GHC, under which we licensed from GHC the patents described below. The agreement was subsequently amended on August 8, 2001 and March 15, 2004. Under the agreement, as amended, the license for a particular patent expires at the end of the term of the patent rights under the respective patent. In general, the anticipated patent expiration date is 20 years from the filing date of the respective patent application. Under the agreement, we agreed to pay GHC a total of U.S.$166,590 in monthly installments over a 30 month period beginning January 1, 2001 and U.S.$182,000 in monthly installments over a 30 month period beginning August 1, 2001 for the right to use the results of research under the license. Such obligations have been satisfied by us in full, and we retain the rights under this license.

—	‘Use of clioquinol for the therapy of Alzheimer’s Disease.’ This patent application was filed on January 4, 1999 in the United States. The patent is expected to expire on January 4, 2019. The invention is directed to the use of Clioquinol as treatment for Azheimer’s disease and the technology is limited to the specific use of Clioquinol as a therapeutic agent. The license provides for potential payments to GHC of an aggregate U.S$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention. The milestones have not been met to date. We terminated the license for this patent and the patent case was returned to GHC in December 2006 after the patent entitled “Use of Clioquinol for the treatment of Alzheimer’s Disease” was assigned to us from P.N. Gerolymatos S.A. pursuant to the terms of the settlement agreement that we entered into on July 28, 2004. For a description of the foregoing settlement agreement see Item 10.C. “Additional Information – Material Contracts.”

—	‘Agents for Use in the treatment of Alzheimer’s Disease.’ This international patent application (PCT application) was filed on March 11, 1999 and matured into national phase prosecution in Australia, Canada, Europe, Hong Kong and the United States. The patent is expected to expire on March 11, 2019. The invention is directed to compositions containing Clioquinol and known metal binding agents and their combined use in the treatment of amyloid related diseases, including Alzheimer’s disease. The technology is limited to the specific use of Clioquinol combined with a metal chelator chosen from one of bathocuproine, bathophenanthroline, DTPA, EDTA, EGTA, penicillamine, TETA or TPEN and pharmaceutical compositions containing such agents. The license provides for potential payments to GHC of an aggregate U.S$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention. The milestones have not been met to date. We terminated the license for this patent and the patent case was returned to GHC as of March 2009.

—	‘An in vitro system for determining formation of Aâ Amyloid.’ This international patent application (PCT application) was filed on October 19, 1994 and matured into national phase prosecution in Canada, Japan and the United States. The patent is expected to expire on October 19, 2014. The invention is directed to an assay for the formation of beta-amyloid in a biological sample and inhibitors of that formation. The technology encompasses various assays for detection of amyloid screening candidate agents for their ability to prevent or reverse the formation of amyloid in vitro, as well as kits which are used in those methods. One specific product relates to a rapid analytical method for detection amyloid formation in a biological fluid, which involves a series of steps, resulting in a diagnostic. A second product relates to a method for determining whether a compound inhibits the formation amyloid, also by a series of similar steps, i.e. a method for identifying a drug candidate. The license provides for potential payments to GHC of an aggregate U.S$200,000, subject to and upon the first approval of a product arising from the invention. The milestone has not been met to date. We terminated the license for this patent and the patent case was returned to GHC as of March 2009.

—	‘A diagnostic assay for Alzheimer’s Disease.’ This international patent application (PCT application) was filed on October 19, 1994 and matured into national phase prosecution in Canada and the United States. The patent is expected to expire on October 19, 2014. The invention is directed to an antibody based diagnostic assay for the detection and quantification of beta-amyloid species. The technology encompasses various assays and kits for detecting and/or quantifying Abeta in a candidate solution. This assay is based on Abeta strongly binding zinc and copper in a pH dependent manner on a zinc- or copper-treated microwell plate. The assay could be utilized as a diagnostic for Alzheimer’s disease. The license provides for potential payments to GHC of an aggregate U.S.$200,000, subject to and upon the first approval of a product arising from the invention. The milestone has not been met to date. We terminated the license for this patent and the patent case was returned to GHC as of March 2009.

—	‘Identification of agents for use in the treatment of Alzheimer’s Disease.’This international patent application (PCT application) was filed on March 11, 1998 and matured into national phase prosecution in the Australia, Canada, Europe, Japan and the United States. The patent is expected to expire on March 11, 2018. The invention is directed to the use of specified metal binding agents to reduce beta-amyloid mediated neurotoxicity and assays to identify agents capable of modifying neurotoxic properties of beta-amyloid. Products arising from the invention include various assays for the identification and administration of agents useful in the treatment of Alzheimer’s disease, as measured by their ability to reduce H2O2 and other free radicals. The technology also includes a method of treating amyloidosis by administering a metal chelator such as bathocuproine, bathophenanthroline, penacillamine, TETA or TPEN. The license provides for potential payments to GHC of an aggregate U.S.$200,000, subject to and upon the first approval of a product arising from the invention. The milestone has not been met to date. We terminated the license for this patent and the patent case was returned to GHC as of March 2009.

—	‘Method of screening for drugs useful in treating Alzheimer’s Disease.’This international patent application (PCT application) was filed on April 29, 1999 and matured into national phase prosecution in Australia, Canada, Europe, Japan and the United States. The patent is expected to expire on April 29, 2019. The invention is primarily directed to specified assays that identify agents capable of modifying the neurotoxic properties of beta-amyloid. The patent and products arising from the invention are substantially related to the patent described immediately above entitled ‘Identification of agents for use in the treatment of Alzheimer’s Disease’and the majority of claims in this case were abandoned in favor of the patent described immediately above. We terminated the license for this patent and the patent case was returned to GHC as of March 2009.

—	‘Neurotoxic Oligomers.’ This international patent application (PCT application) was filed on June 28, 2000 and matured into national phase prosecution in Canada, China, Europe, Japan and the United States. Patents have been granted in Australia and New Zealand. The patent is expected to expire on June 28, 2020. The invention is directed to a novel target for an Alzheimer’s disease vaccine. The technologies or products that may arise from this invention include toxic dimerized full length or fragments of beta-amyloid as active vaccines for Alzheimer’s disease or antibodies to these beta-amyloid fragments as passive vaccines for Alzheimer’s disease. The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention. The milestones have not been met to date.

—	‘Methods for the identification of Agents that Inhibit or Promote Cataracts and Uses thereof.’ This international patent application (PCT application) was filed on August 18, 2000 and matured into national phase prosecution in Australia, Canada, Europe, Japan and the United States. The patent is expected to expire on August 18, 2020. The invention is directed to assays for the detection of agents useful in the treatment of age-related cataracts and a method of treatment utilizing specified metal chelators. The technologies arising from this invention include various methods for the identification of agents to be used in the treatment of cataracts. In addition, the use of known chelators such as bathocuproine, bathophenanthroline, triethylenetetramine, diethylenetriaminepentaacetic acid, penicillamine, clioquinol and DFO, also derivatives, homologues and analogues. The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention. The milestones have not been met to date. We terminated the license for this patent, and the patent case was returned to GHC as of March 2009.

        The license agreement with GHC also provides us with the non-exclusive right to use materials, substances and information that were used by GHC in research sponsored by us. In consideration of the license, we are required to pay GHC royalties of 1.5% of the net sales price of products sold utilizing patents exclusively licensed to us. We are also required to pay certain milestone payments upon submission of a registered dossier to a registration authority in the United States or Europe and first product approval in the United States or Europe, to be reduced from the royalties. In addition, we are obligated to pay GHC 1.5% of any and all non-royalty payments, including license fees, received from our affiliates. On March 15, 2004, the exclusive license was amended so that we are required to pay GHC the royalties payable to it for any future exploitation of rights to certain U.S. patents relating to PBT1 regardless of the inventorship determination, as required under the settlement agreement among us, P.N. Gerolymatos S.A. and GHC.

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

Regulatory Considerations

        Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from those activities will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA (Therapeutic Goods Administration), the FDA (Federal Drug Authority) in the United States, the MHRA (Medicines Control Agency) in the United Kingdom and the EMEA (European Medicines Evaluation Authority). Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMEA and MHRA.

        Clinical trials are conducted in three sequential phases, but the phases may overlap. Pre-clinical studies involve laboratory evaluation of product characteristics and animal studies to assess the initial efficacy and safety of the product. Clinical trials involve the administration of the investigational product to humans under the supervision of a qualified principal investigator. Phase I clinical trials may be performed in healthy human subjects or, depending on the disease, in patients. The goal of Phase I clinical trials is to establish initial data about the safety, tolerance and pharmacokinetics of the product in humans. In Phase II clinical trials, in addition to safety, the efficacy of the product is evaluated in limited patients with the target disease. Phase III trials typically involve additional testing for safety and clinical efficacy in expanded, large-scale, multi-center studies of patients with the target disease.

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

        For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company – Business Overview – Clinical Trials for Our Lead Compound.” We cannot make any assurances that we will be able to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PBT2. Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible and commercially appropriate, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

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

Historical Collaborative Efforts

        In August 2003, utilizing the grant we received from the Commonwealth Government of Australia under the Biotechnology Innovation Fund, or BIF, we entered into an agreement with Prima Biotechnology Limited, or Prima, through its collaborative research partner, the Macfarlane Burnet Institute for Medical Research and Public Health, known as the Burnet Research Institute at Austin, together with the University of Melbourne and the Mental Health Research Institute, to undertake proof of concept research for our prospective Alzheimer’s disease vaccine target. This collaboration enabled us to access Prima’s adjuvant vaccine technology, known as DCtag, in the design of candidate vaccine fragments. Under the terms of our contractual relationship with Prima, we retained all intellectual property rights to our monoclonal antibodies that were used for the collaboration. Under the terms of the agreement, we are required to pay Prima royalties equal to 5% of any income that we may receive upon commercialization of the monoclonal antibodies. In May 2006, we terminated our collaboration with Prima due to a delay in reaching certain milestones, subject to our surviving obligation to pay royalties. The scientists who worked on the project on behalf of Prima have since been hired by Monash University, and we have retained their services to characterize selective monoclonal antibodies under a research agreement that we entered into with Monash University in January 2007.

Manufacturing and Raw Materials

        We have used third party manufacturers to produce the primary drug product (API) and secondary drug forms for our large-scale, pre-clinical and clinical PBT2 trials, and we expect that we will use third party manufacturers for any future product candidates. We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT2 or any other development or product candidate in a cost-effective or timely manner. Any delays in production would delay our pre-clinical and human clinical trials, which could have a material adverse effect on our business, financial condition and results of operations. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

        We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the products that we currently intend to develop or may develop in the future. We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain an acceptable purity for any product candidate or an acceptable impurity profile, pre-clinical and clinical trials would be delayed, which could have a material adverse effect on the priority of the development of our product candidates, our business, financial condition and results of operations. We cannot guarantee that it will be possible to scale up new synthetic processes to provide sufficient API for clinical drug trials, which could indefinitely delay the initiation of clinical trials utilizing API.

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

        Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet. The lease for the office space, which expires on October 31, 2010, has an annual rental of A$108,693 for the period through October 31, 2009 and A$114,901 for the period through October 31, 2010.

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

        Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease, which we ceased in April 2005 due to an unacceptably high level of an impurity found in the compound. In early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease. We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company – Business Overview – Clinical Trials for Our Lead Compound.”

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

Significant Costs and Expenses

        Research and development expenses. Our research and development expenses consist primarily of compensation and related costs for expenses for testing facilities and payments under our research, pre-clinical and clinical developmental agreements. Research and development expenses also include costs associated with the acquisition and development of patents, which have been expensed subsequent to December 1999.

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

        Foreign exchange gain (loss). Foreign exchange gain (loss) includes the net unrealized gain or loss on cash balances held in foreign currencies (primarily U.S. dollars, British Pounds and Euros) as well as net realized gains and losses on foreign currency transactions.

        Gain (loss) on fair value of financial liabilities. Each reporting period, we are required to revalue financial liabilities. We recorded financial liabilities attributable to warrants that were issued to the investors in our private placement in the United States in June 2004. The warrants, which expired on June 4, 2009, permitted the investors to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR. Because the warrants were exercisable in a currency that is not the functional currency of our company, they are required to be classified as a financial liability. When the fair value of the outstanding warrants increased or decreased, the difference was recorded as a gain or loss, as applicable, on the fair value of financial liabilities. The warrants expired without being exercised.

Results of Operations

Year ended June 30, 2009 compared to year ended June 30, 2008

Revenue from continuing operations

        Revenue from continuing operations decreased to A$428,154 for the year ended June 30, 2009 from A$490,943 for the year ended June 30, 2008, a decrease of A$62,789, or 13%. Revenue from continuing operations consisted of A$428,154 and A$490,943 in interest income for the years ended June 30, 2009 and 2008, respectively. The decrease in revenue from continuing operations in the 2009 fiscal year is primarily attributable to lower interest income as a result of a reduction in cash and cash equivalents.

Other Income

        We did not have other income for the year ended June 30, 2009. We had other income of A$170 for the year ended June 30, 2008.

Research and development expenses

        Research and development expenses (including research and development expenses paid to related parties) decreased to A$2,215,358 for the year ended June 30, 2009 from A$5,757,168 for the year ended June 30, 2008, a decrease of A$3,541,810, or 62%. The decrease in research and development expenses in the 2009 fiscal year is primarily attributable to most costs associated with the Phase IIa clinical trial being expended in the 2008 fiscal year. The trial commenced in December 2006 and was completed in February 2008. We anticipate that in fiscal year 2010, our research and development expenditure will be primarily directed at possible Phase II studies of PBT2 for the treatment of Alzheimer’s disease and Huntington’s disease. In addition, we also intend to investigate lead MPAC candidate compounds for Parkinson’s disease and brain cancer models, the effect of our monoclonal antibody in models of Alzheimer’s disease, and the behavior of our metal-based amyloid binding compounds as amyloid imaging agents.

Personnel expenses

        Personnel expenses decreased to A$3,832,804 for the year ended June 30, 2009 from A$5,350,189 for the year ended June 30, 2008, a decrease of A$1,517,385, or 28%. The decrease in personnel expenses in the 2009 fiscal year is primarily attributable to decreased equity-based compensation in the form of options and shares issued to directors, employees and consultants. In the 2009 fiscal year, we expensed A$1,305,471 in respect of equity-based payments to directors, consultants and employees compared to A$2,237,421 in the 2008 fiscal year. Personnel expenses in the 2009 and 2008 fiscal years include a portion of the total fair value of options granted to our directors and employees in the previous fiscal years of A$516,432 and A$420,343, respectively. The decrease in personnel expense in the 2009 fiscal year is also due to a decrease in consulting and director fees for such period.

Intellectual property expenses

        Intellectual property expenses increased to A$1,107,534 for the year ended June 30, 2009 from A$469,428 for the year ended June 30, 2008, an increase of A$638,106, or 136%. The increase in intellectual property expenses in the 2009 fiscal year was due to two international (PCT) patent applications maturing into numerous national phase patent office filings globally and continuing patent prosecution for our MPAC chemistry patent cases, including the 8-hydroxyquinoline patent case and immunotherapy patent case, which are in advanced patent prosecution stages. In addition, in 2009 we incurred increased legal expenses in connection with the potential licensing of our MPAC assets.

Auditor and accounting expenses

        Auditor and accounting expenses decreased to A$129,998 for the year ended June 30, 2009 from A$331,950 for the year ended June 30, 2008, a decrease of A$201,952, or 61%. The decrease in auditor and accounting expenses in the 2009 fiscal year is primarily attributable to additional auditor fees incurred during the 2008 fiscal year in connection with a Securities and Exchange Commission, or SEC, review of our annual report on Form 20-F for the fiscal year ended June 30, 2006 and responding to the comments of the SEC staff. In addition, we renegotiated our independent auditor’s fees for the 2009 fiscal year, resulting in a $A70,000 decrease in audit fees compared to the 2008 fiscal year audit.

Travel expenses

        Travel expenses increased to A$195,251 for the year ended June 30, 2009 from A$146,651 for the year ended June 30, 2008, an increase of A$48,600, or 33%. The increase in travel expenses in the 2009 fiscal year is primarily attributable to increased overseas travel by executives for company business meetings and by executives and consultants in connection with their attendance at the International Conference on Alzheimer’s Disease (ICAD) in July 2008.

Public relations and marketing expenses

        Public relations and marketing expenses increased to A$222,679 for the year ended June 30, 2009 from A$141,337 for the year ended June 30, 2008, an increase of A$81,342, or 58%. Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants. The increase in public relations and marketing expenses in the 2009 fiscal year is primarily attributable to an increase in the fees paid to our U.S.-based investor relations consultants.

Depreciation expenses

        Depreciation expenses increased to A$34,190 for the year ended June 30, 2009 from A$25,349 for the year ended June 30, 2008, an increase of A$8,841, or 35%. The increase in depreciation expenses in the 2009 fiscal year is primarily attributable to additional computer equipment in the aggregate amount of A$31,474 that we purchased during the 2009 fiscal year combined with the acceleration of depreciation for obsolete computer equipment.

Other expenses

        Other expenses (including other expenses paid to related parties) increased to A$978,757 for the year ended June 30, 2009 from A$975,404 for the year ended June 30, 2008, an increase of A$3,353, or 0.3%. The increase in other expenses in the 2009 fiscal year is primarily attributable to an increase in corporate compliance costs as a result of increased legal fees.

Foreign exchange gain (loss)

        We recorded a foreign exchange loss of A$6,723 for the year ended June 30, 2009 compared to a foreign exchange loss of A$402,886 for the year ended June 30, 2008. In the 2009 fiscal year, the Australian dollar appreciated against the U.S. dollar, while the Australian dollar depreciated against the U.S. dollar in the 2008 fiscal year. In fiscal 2009, we incurred a foreign exchange gain of A$5,536 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$5,893 attributable to the cash balances that were held in British Pounds, a foreign exchange gain of A$4,072 attributable to cash balances that were held in Euros and a foreign exchange loss of A$21,654 attributable to foreign currency transactions. In fiscal 2008, we incurred a foreign exchange loss of A$425,794 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$8,726 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$508 attributable to cash balances that were held in Euros and a foreign exchange gain of A$31,466 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

        We recorded a gain on fair value of financial liabilities of A$772,430 for the year ended June 30, 2009 compared to a loss on fair value of financial liabilities of A$451,429 for the year ended June 30, 2008, attributable to the warrants that were issued in connection with our private placement of securities in the United States in June 2004 that expired on June 4, 2009. The gain and loss on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

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

Foreign exchange gain (loss)

        We recorded a foreign exchange loss of A$402,886 for the year ended June 30, 2008 compared to a foreign exchange loss of A$757,578 for the year ended June 30, 2007. In fiscal 2008, we incurred a foreign exchange loss of $425,794 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$8,726 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$508 attributable to cash balances that were held in Euros and a foreign exchange loss of A$31,466 attributable to foreign currency transactions. In fiscal 2007, we incurred a foreign exchange loss of $763,797 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$6,499 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$7,839 attributable to cash balances that were held in Euros and a foreign exchange gain of A$20,554 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

        We recorded a loss on fair value of financial liabilities of A$451,429 for the year ended June 30, 2008 compared to a gain of A$607,691 for the year ended June 30, 2007 attributable to the warrants that were issued in connection with our private placement of securities in the United States in June 2004. The gain and loss on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

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

Recently Issued International Accounting Standards and Pronouncements

        Certain new International accounting standards and interpretations have been published that are not mandatory for June 30, 2009 reporting periods. Based on our assessment, we believe that the following new standards and interpretations could in the future have an impact on our consolidated financial statements.

        IAS 23 (Amendment), “Borrowing costs” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. IAS 23 (Amendment) is not expected to have an impact on our financial statements as we have no qualifying assets.

        IAS 1 (Revised), “Presentation of financial statements” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. These amendments are only expected to affect the presentation of our financial statements and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial statements. We anticipate that we will present a single Statement of Comprehensive Income rather than two separate statements due to the minimum number of items expected to be classified as Other Comprehensive Income.

        IFRS 2 (Amendment), “Share-based payment” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by us or by other parties, should receive the same accounting treatment. We have share-based payment arrangements with vesting conditions as defined under this standard; therefore these amendments are not expected to have any impact on our financial statements.

        IAS 32 (Amendment), “Financial instruments: Presentation,” and IAS 1 (Amendment), “Presentation of financial statements – Puttable financial instruments and obligations arising on liquidation” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. These amendments are not expected to have any impact on our financial statements as we have not issued puttable financial instruments as defined by the amendments.

        IAS 27 (Revised), “Consolidated and separate financial statements” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. We began to apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from July 1, 2009.

        IFRS 3 (Revised), “Business combinations” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. We began to apply IFRS 3 (Revised) prospectively to all business combinations from July 1, 2009. These amendments are only expected to affect the presentation of our financial statements and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial statements. These amendments are not expected to have any impact on our financial statements as we do not have any business combinations.

        IAS 23 (Amendment), “Borrowing costs” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39 “Financial instruments: Recognition and measurement.” This eliminates the inconsistency of terms between IAS 39 and IAS 23.

        IAS 28 (Amendment), “Investments in associates” (and consequential amendments to IAS 32, “Financial Instruments: Presentation,” and IFRS 7, “Financial instruments: Disclosures”) (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. An investment in an associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. We have two inactive subsidiaries and do not have any jointly controlled entities or associates and therefore our financial statements are not expected to be impacted by this standard change.

        IAS 19 (Amendment), “Employee benefits” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation. The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation. The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37, “Provisions, contingent liabilities and contingent assets,” requires contingent liabilities to be disclosed, not recognized. IAS 19 has been amended to be consistent.

        IAS 1 (Amendment), “Presentation of financial statements” effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, “Financial instruments: Recognition and measurement” are examples of current assets and liabilities respectively. IAS 39 (Amendment) is not expected to have an impact on our financial statements.

        There are a number of minor amendments to IFRS 7, “Financial instruments: Disclosures,” IAS 8, “Accounting policies, changes in accounting estimates and errors,” IAS 10, “Events after the reporting period,” IAS 18, “Revenue” and IAS 34, “Interim financial reporting,” which are part of the IASB’s annual improvements project published in May 2008 (not addressed above). These amendments are unlikely to have an impact on our financial statements and have therefore have not been described in further detail.

        IFRIC 16, “Hedges of a net investment in a foreign operation” (effective for annual periods beginning on or after January 1, 2009 and applicable to our company effective July 1, 2009). IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group. The requirements of IAS 21, “The effects of changes in foreign exchange rates,” apply to the hedged item. IFRIC 16 is not expected to have a material impact on our financial statements.

B.	LIQUIDITY AND CAPITAL RESOURCES

        We are a development stage company and have had no sales income to date, and as of June 30, 2009 our accumulated deficit totaled A$73,566,505. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments. During the period of 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million; we have not received any government grants since 2006.

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

        In April 2004, we raised approximately US$20 million before issuance costs (A$26.4 million net of issuance costs) in a private placement in the United States (which amount was held in escrow pending receipt of the requisite approval of the transaction by our shareholders that was obtained on June 1, 2004). The private placement was for 4,000,000 ADRs to institutional and professional investors at a price of US$5.00 per ADR. The private placement also involved the acquisition by the investors of five-year warrants to purchase an additional 3,000,000 ADRs at an exercise price of US$8.00 per ADR, all of which expired without being exercised on June 4, 2009. In December 2004, we raised approximately A$4.7 million in net proceeds through the exercise of options to purchase 9,506,666 ordinary shares having an exercise price of A$0.50 per share.

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

        In October 2007, we raised A$8.5 million (before costs) in a private placement of 29.8 million of our ordinary shares (equivalent to 3.0 million ADRs) to professional and institutional investors in Australia and the United States at a price of A$0.285 per ordinary share (approximately US$2.97 per ADR) and three-year options to purchase an additional 4.94 million ordinary shares (equivalent to 494,000 ADRs) at an exercise price of A$0.37 per ordinary share (approximately US$3.85 per ADR) and an additional 4.94 million ordinary shares (equivalent to 494,000 ADRs) at an exercise price of A$0.43 per ordinary share (approximately US$4.48 per ADR). To date, no options have been exercised.

        In May 2008, we raised A$7.3 million (before costs) in a private placement of 18.13 million (equivalent to 1.8 million ADRs) of our ordinary shares to professional investors in Australia and the United States at a price of A$0.40 per ordinary share (approximately US$4.16 per ADR).

        In December 2008, we raised A$114,000 (before costs) from the exercise of options previously granted to a consultant. The options were exercised at $A0.285 per ordinary share (approximately US$4.43 per ADR).

        On September 8, 2009, we entered into a private placement agreement with one of our institutional shareholders in the United States, under which we will raise an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of our ordinary shares to such investor. Of such amount, A$3.0 million was paid at the closing of the private placement on September 11, 2009 and an additional A$3.0 million will be paid on or before September 30, 2009. The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR). We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement. If shareholder approval is not obtained for the option grant, the options will be granted at such time that shareholder approval is no longer required for the issuance under the rules of the ASX. For additional information regarding the terms of the private placement, see Item 10.C. “Additional Information – Material Contracts.”

        From inception to June 30, 2009, our capital expenditures have totaled A$491,096 (including A$200,000 of noncash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2009 of A$71,150. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

        We had A$4,304,977 of cash and cash equivalents at June 30, 2009, compared to A$11,219,035 at June 30, 2008. We believe our existing cash and cash equivalents, the proceeds from our A$6.0 million (before costs) private placement in September 2009, as well as anticipated interest income and potential option exercises will be sufficient to support our current operating plan for at least the next 12 months; however, we have based this estimate on assumptions that may prove to be incorrect. Our future funding requirements will depend on many factors, including, but not limited to:

—	costs and timing of obtaining regulatory approvals;

—	the costs and timing of obtaining, enforcing and defending our patent and intellectual property;

—	the progress and success of pre-clinical and clinical trials of our product candidates; and

—	the progress and number of our research programs in development.

        We anticipate that we will require substantial additional funds in order to achieve our long-term goals and complete the research and development of our current principal pharmaceutical product candidate. In addition, we will require additional funds to pursue regulatory clearances, and defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. We cannot, however, be certain that such additional financing will be available from any sources on acceptable terms, or at all, or that we will be able to license our assets or establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all. The current global economic climate could adversely impact our ability to obtain such funding and license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to have a material adverse effect on our business, financial condition and results of operations.

Cash Flows

        The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2009	2008	2007
	(A$)

Net cash used in operating activities	(6,994,174)	(9,391,390)	(9,199,750)
Net cash used in investing activities	(36,192)	(81,770)	(4,259)
Net cash provided by financing activities	100,807	13,717,248	7,374,725
Net increase (decrease) in cash and cash equivalents	(6,929,559)	4,244,088	(1,829,284)
Cash and cash equivalents at beginning of period	11,219,035	7,409,256	10,013,778
Exchange rate adjustments on cash held in foreign currencies	15,501	(434,309)	(775,238)
Cash and cash equivalents at end of period	4,304,977	11,219,035	7,409,256

        Net cash used in operating activities was A$6,994,174, A$9,391,390 and A$9,199,750 during the years ended June 30, 2009, 2008 and 2007, respectively. Our payments to suppliers and employees during the years ended June 30, 2009, 2008 and 2007 were A$7,511,372, A$9,766,851 and A$9,726,197, respectively. The decrease from the year ended June 30, 2008 to the year ended June 30, 2009 was primarily due to decrease in research and development expenditure. The increase in payments from the year ended June 30, 2007 to the year ended June 30, 2008 was primarily due to an increase in research and development expenditure. During the years ended June 30, 2009, 2008 and 2007, our payments to suppliers and employees was offset by interest income of A$517,198, A$375,461 and A$526,447, respectively.

        Net cash used in investing activities was A$36,192, A$81,770 and A$4,259 during the years ended June 30, 2009, 2008 and 2007, respectively. Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment for the years ended June 30, 2009, 2008 and 2007.

        Net cash provided by financing activities was A$100,807, A$13,717,248 and A$7,374,725 for the years ended June 30, 2009, 2008 and 2007. Cash flows provided by financing activities during the year ended June 30, 2009 are attributable to a consultant exercising options to purchase 400,000 ordinary shares at an exercise price of A$0.285 per share (after costs). Cash flows provided by financing activities during the year ended June 30, 2008 are attributable to private placements of our ordinary shares in Australia and the United States in October 2007 and May 2008. Cash flows provided by financing activities during the year ended June 30, 2007 are attributable to a private placement in November 2006 of 21.8 million ordinary shares (equivalent to 2.18 million ADRs) at a price of A$0.357 per ordinary share (approximately US$2.80 per ADR). The private placement also involved the acquisition by the investors of three-year options to purchase an additional 4.35 million ordinary shares (equivalent to 435,000 ADRs) at an exercise price of A$0.446 per ordinary share (approximately US$3.40 per ADR).

        We realized a foreign exchange gain of A$15,501 for the year ended June 30, 2009. We realized foreign exchange losses of A$434,309 and A$775,238 for the years ended June 30, 2008 and 2007, respectively. In 2008 and 2007, the Australian dollar depreciated against the U.S. dollar by 11% and 12%, respectively, while the Australian dollar appreciated against the U.S. dollar by 16% in 2009.

C.	RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES

        Early in our company’s history, our activities were primarily focused on the acquisition and development of patents to enable the research and development of our core technology. In January 2001, we entered into an exclusive license agreement with the General Hospital Corporation to access patented technologies that could be of assistance in the discovery and characterization of lead compounds (see Item 4.B. “Information on the Company – Business Overview – Patents and License Agreements”). This license also provided us access to PBT1 (clioquinol) for drug development in Alzheimer’s disease. To build a cost effective research and development company, in December 2000 we entered into an agreement with the University of Melbourne to conduct on our behalf certain research programs in Alzheimer’s disease and other neurological disorders, to undertake basic mechanistic research on our compounds and conduct screens to assess therapeutic utility of our compounds (see Item 10 “Additional Information – Material Contracts”). In recent years, we increased our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Huntington’s disease, cancers, Parkinson’s disease and age-related macular degeneration. These collaborative arrangements ensure that we work with well-respected laboratories with specific expertise in screening and animal modeling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

        When a lead compound is identified as suitable for clinical development, we establish a project team to coordinate all pre-clinical and clinical development and manufacturing activities. Typically, we engage a clinical research organization to manage patient recruitment, data management and trial conduct and reporting, as was the case with the development of our lead compound PBT2 through Phase I and Phase II development. All clinical, pre-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

        Research and development expenses amounted to A$2,215,358, A$5,757,168 and A$4,492,193 during the years ended June 30, 2009, 2008 and 2007, respectively. Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$1,107,534, A$469,428 and A$600,232 during the years ended June 30, 2009, 2008 and 2007, respectively.

        Our research and development expenses consist primarily of compensation and related costs for research and development personnel, expenses for testing facilities and payments under our research and/or clinical agreements. Research and development expenses also include costs associated with the acquisition and development of patents subsequent to December 1999. We do not maintain accounting systems to accurately track research and development costs on an individual project basis because a significant portion of our historic research and development expenses benefited our two major research and development projects, and therefore were not tracked individually by project; rather, we tracked these costs by the type of costs incurred. Such costs are charged to operations as incurred. See Note 3 to the consolidated financial statements. Due to the numerous variables and the uncertain nature of the development of a clinical compound, we are not able to reasonably estimate the nature, timing and costs of the future expenditures necessary to complete our research and development projects, the anticipated completion dates of each project, and when material net cash flows from our research and development programs will commence.

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

F.	TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        The following table summarizes our minimum contractual obligations as of June 30, 2009.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years

Operating lease obligations	$150,932	$110,411	$40,521	-	-
Purchase obligations*	$528,889	$485,861	$43,028	-	-

Total	$679,821	$596,272	$83,549	-	-

* Purchase obligations relate solely to our patents and license agreements described under Item 4.B. “Information on the Company – Business Overview – Patents and License Agreements.” and our research and development agreement described under Item 10 “Additional Information – Material Contracts.” Purchase obligations exclude obligations under our employment agreements with Mr. Geoffrey Kempler, our Chief Executive Officer, and Ms. Dianne Angus, our Chief Operating Officer (see Item 6.C. “Operating and Financial Review and Prospects – Compensation”) and our consulting agreement with Professor Ashley Bush (see Item 10. “Additional Information – Material Contracts”). See Note 20 to our consolidated financial statements.

ITEM 6	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	DIRECTORS AND SENIOR MANAGEMENT

        Our directors and executive officers are as follows:

Name	Age	Position

Geoffrey P. Kempler	54	Chairman of the Board of Directors and Chief Executive Officer

Richard Revelins	47	Chief Financial Officer and Secretary

Dianne Angus	49	Chief Operating Officer

Peter Marks(1)	53	Director

Brian D. Meltzer(1)(2)	55	Director

George W. Mihaly(1)(2)	56	Director

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee, Share Plan Committee and Nominations Committee

        Geoffrey Paul Kempler has served as the Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr. Kempler is one of the founders of our company. Mr. Kempler is a qualified psychologist. Mr. Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialization of our technology. Mr. Kempler holds a B.Sc degree in science from Monash University and Grad. Dip. App. Soc. Psych. degree from Swinburne University.

        Richard Revelins has served as our Company Secretary since February 2000 and was appointed Chief Financial Officer of our company in June 2004. Mr. Revelins is an executive director and principal of Peregrine Corporate Limited, an Australian-based investment bank. Mr. Revelins has held senior positions in international merchant banks and is currently a director of Mining Project Group Limited, which is listed on the ASX as well as a number of private companies. Mr. Revelins holds a Bachelor of Economics degree from Monash University, Melbourne. Mr. Revelins serves as our Chief Financial Officer on a part-time basis and devotes approximately one to two work days a week to such position.

        Dianne Angus has served as our Chief Operating Office since May 2007. Ms. Angus joined our company in August 2002, initially serving as our Vice President of Intellectual Property and Licensing, she was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004 and served in that position until being promoted to her current position in May 2007. From 1992 to 2000, Ms Angus managed the intellectual property, licensing and biotechnology product development assets of two Australian companies, AMRAD Corporation Limited and Florigene Limited. At Florigene Ms. Angus was the joint venture alliance manger with Suntory for 3 years. From June 2000 to August 2002, Ms Angus was Director of Dianne Angus and Associates Pty. Ltd. providing strategic business development, technology evaluation and intellectual property consulting services to biotechnology companies. Ms. Angus has worked in the commercial biotechnology sector for over 17 years directing product valuation, acquisition and product licensing. During her career, Ms. Angus has managed large and diverse intellectual property portfolios, contract rights and enforcement. Ms Angus has negotiated and executed many commercial licenses and research and product development agreements with entities ranging from Novartis, Monsanto, Suntory and Du Pont to numerous global research institutes. Ms. Angus has also undertaken due diligence assessments on several Australian biotechnology companies for investment brokers. Ms. Angus holds a Bachelor of Science (Education) and Bachelor of Science (Honours) degree from the University of Melbourne, a Masters degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from Monash University, a Diploma in Intellectual Property Practice from the Institute of Patent and Trademark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney.

        Peter Marks has served as a director of our company since July 2005. Since November 21, 2006, Mr. Marks has also served as Executive Chairman of KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercializing a range of devices in the respiratory and medicine space. Mr. Marks is currently also a director of Peregrine Corporate Limited, an Australian-based investment bank, and Watermark Global Plc, an AIM listed company, which commercializes the treatment and recycling of acid mine drainage water from South African mines. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

        Brian Derek Meltzer has served as a director of our company since December 1999. Mr. Meltzer has over 30 years experience in economics, finance and investment banking. Mr. Meltzer is a Director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr. Meltzer is a non-executive director on the board of directors of a number of private companies. Mr. Meltzer is also a director on the board of directors of the Australian-Israel Chamber of Commerce and the Paraplegic and Quadriplegic Association of Victoria (Paraquad). Mr. Meltzer is Chairman of our Audit Committee, Remuneration Committee and Nomination Committee. Mr. Meltzer holds a Bachelor of Commerce degree from the University of Auckland and a Master of Economics degree from Monash University.

        Dr. George William Mihaly has served as director of our company since December 1999. Dr. Mihaly also serves as a director of Waide Pty Ltd., a private company. Dr Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, or Synermedica , one of Australia’s leading independent consultant research organizations to the pharmaceutical industry. Synermedica merged with the global consultant research organization Kendle International Inc. in April 2000 and Dr Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004. Over the course of the last 24 years in academia and industry, Dr Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials. Dr. Mihaly holds a B.Pharm. from Monash University, M.Sc. degree from Sydney University and Ph.D. degree from Melbourne University, and is a fellow of the Australian Institute of Company Directors.

B.	COMPENSATION

        The following table sets forth all compensation we paid for the year ended June 30, 2009 with respect to each of our executive officers and directors during the 2009 fiscal year.

	Salaries, fees, commissions and bonuses (1)		Pension, retirement and other similar benefits

Geoffrey P. Kempler (2)	A $	329,896	-
Richard Revelins	A $	66,667	-
Dianne Angus	A $	318,559	-
Peter Marks	A $	45,833	-
Brian D. Meltzer	A $	75,000	-
George W. Mihaly	A $	62,500	-

(1)	Does not include A$497,321 of expenses attributable to equity-based compensation recorded in fiscal year 2009.
(2)	Mr. Kempler has elected to reduce his compensation from the beginning of May 2009, and has also elected to not accept a A$100,000 incentive bonus to which he is entitled until further notice.

        In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

        As of June 30, 2009, our directors and executive officers as a group, then consisting of six persons, held options to purchase an aggregate 8,194,837 of our ordinary shares. Of such options, (i) options to purchase 1,900,000 ordinary shares are currently exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days. The ordinary shares issued upon exercise of these options may not be disposed of without the prior consent of our Board of Directors; (ii) options to purchase 2,200,000 ordinary shares are exercisable for nil consideration on or before July 31, 2009. Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days. The ordinary shares issued upon exercise of these options may not be disposed of without the prior consent of our Board of Directors; (iii) options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014. Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days; (iv) options to purchase 2,400,000 ordinary shares are exercisable for $0.30 consideration on or before October 31, 2010. Such options were held in escrow until December 20, 2008; and (v) options to purchase 250,000 ordinary shares are exercisable for nil consideration on or before October 31, 2010. All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees – Share Ownership – Stock Option Plans.”

        Agreement with Chief Executive Officer. On September 21, 2007, we entered into an agreement with Mr. Geoffrey Kempler, a director, in connection with his employment as our Chief Executive Officer. Under the agreement, we agreed to pay Mr. Kempler a base salary of A$386,400 per annum (which may be increased at the discretion of our Board of Directors). On June 5, 2008 at the discretion of our Board of Directors, Mr. Kempler received a salary adjustment for CPI of 4.4% effective July 1, 2008, increasing his base salary to A$403,402. Under the agreement we agreed to pay Mr. Kempler a bonus of $50,000 upon a capital raising of at least A$7.0 million (before costs) prior to September 30, 2007, which milestone was timely met and therefore we paid such bonus to Mr. Kempler in the 2008 fiscal year. In addition, Mr. Kempler is entitled to a bonus of $6,000 for holding regular meetings (minimum twice a year) of the full Research and Development Advisory Board. We also agreed to pay Mr. Kempler additional bonuses subject to certain milestones that were not timely met and therefore he is no longer entitled to such bonuses. Mr. Kempler is entitled to (i) up to 20 days vacation a year. Vacation days that are not used in any calendar year will be carried over for use in the following year to a maximum carry-over of two years; and (ii) reimbursement of reasonable business expenses incurred in the performance of his duties. Mr. Kempler is also entitled to participate in the employee benefits established by our company, as applicable to executives, including, without limitation, a Section 401(k) retirement plan, health, dental, life insurance and short and long term disability plans.

        In the event of termination of Mr. Kempler’s employment:

—	By our company without cause (as defined in the agreement) or by Mr. Kempler with good reason (as defined in the agreement), he will be entitled to: (i) the sum of A$1 million provided we have sufficient capital requirements to fulfill this obligation within 90 days of termination date; (ii) business expenses that have not been reimbursed and accrued and unused vacation days; and (iii) the acceleration of the vesting of any unvested options to purchase ordinary shares which may be purchased during the remainder of the exercise period of such options.

—	By our company with cause (as defined in the agreement) or by Mr. Kempler without good reason (as defined in the agreement), he will be entitled to business expenses that have not been reimbursed and accrued and unused vacation days. Mr. Kempler will only be permitted to exercise unvested options to purchase shares that had been granted to him prior to the employment agreement.

—	Due to death or disability (as defined in the agreement), we shall pay Mr. Kempler or his estate, as applicable, all accrued base salary, pro-rata bonus, business expenses that have not been reimbursed and accrued, unused vacation days (and in the case of disability, less such amounts under any disability policy maintained by our company). Mr. Kempler or his estate, as applicable, will be entitled to exercise vested options for ordinary shares.

        The agreement contains customary confidentiality provisions.

        Agreement with Chief Operating Officer. Effective as of October 2, 2006, we entered into an employment agreement with Ms. Dianne Angus, in connection with her appointment as our Senior Vice President, Business Development, Intellectual Property and Research. Under the agreement we agreed to pay Ms. Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9% of the base salary (or the percentage stipulated by applicable Australian law). In addition, we agreed that we would grant to Ms. Angus options to purchase 1,000,000 ordinary shares, which were granted in the 2007 fiscal year. Such options are exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The options were granted under the 2004 ASX Plan. On June 12, 2007 we entered into an amendment to the employment agreement with Ms. Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007. All entitlements under the October 2, 2006 agreement remain in full force and effect. Under the June 12, 2007 agreement, we granted to Ms. Angus options to purchase an additional 250,000 ordinary shares in recognition of our company’s achievements and performance. Such options are exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The options were granted under the 2004 ASX Plan. If we terminate the employment agreement without cause or if Ms. Angus terminates the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for one year following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term. Effective January 1, 2008, Ms. Angus received a salary increase of 9% bringing her annual base salary to A$292,256. In May 2009, in recognition of her performance in 2008 and continued commitment to our company, we awarded Ms. Angus with a grant of options to purchase 194,837 ordinary shares. Such options are exercisable for nil consideration on or before 2014.

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

Election of Directors

        Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Under Australian law, directors who have reached the age of 72 must stand for re-election annually. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Dr. Mihaly must retire and may stand for re-election at our 2009 annual general meeting of shareholders. Messrs. Marks and Meltzer must retire and may stand for re-election at either our 2010 or 2011 annual general meeting of shareholders.

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

        Under NASDAQ Marketplace Rules, in general a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Marketplace Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.

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

        Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADR option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADR option plans and any other employee benefit plans through a sub-committee that it established for this purpose (see Share Plan Committee below). Messrs. Mihaly and Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

        Share Plan Committee. Our Remuneration Committee has established a sub-committee, the Share Plan Committee, which administers our share and ADR option plans. Messrs. Mihaly and Meltzer are the current members of the Share Plan Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

        Nominations Committee. Our Board of Directors has established a Nominations Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Marketplace Rules. The Nominations Committee is responsible for identifying and recommending to the Board of Directors director nominees for election at the annual meetings of shareholders, as well as candidates to fill any vacancies on the Board of Directors or as an addition to existing directors. Messrs. Mihaly and Meltzer are the current members of the Nominations Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Marketplace Rules.

        Research and Development Advisory Board. Our Research and Development Advisory Board oversees and administers our research activities. Our Research and Development Advisory Board is comprised of a number of the leading scientists in the field of age-related degenerative disorders. The members of our Scientific Advisory Board are as follows:

        Dr. Jeffrey Cummings is the Chairman of our Research and DevelopmentAdvisory Board. Dr. Cummings is the Director and founder of the UCLA Alzheimer’s Disease Center; the Augustus S. Rose Professor of Neurology at UCLA and the Director of the UCLA Behavioral Neuroscience and Dementia Research Fellowship. Dr. Cummings’ interests embrace clinical trials and the development of new treatments for neurodegenerative disorders and other neurological diseases. He has authored or edited 20 books and over 450 peer reviewed papers. Dr. Cummings has broad interests in dementing disorders, neuropsychiatry, neurotherapeutics and the interface of neuroscience and society. The UCLA Alzheimer’s Disease Center has an active clinical trials program and fosters imaging, genetics, clinical and neuroscience research. Professor Ashley Ian Bush is the Director of the Laboratory for Oxidation Biology within the Genetics and Aging Unit at the Massachusetts General Hospital and Associate Professor in the Department of Psychiatry of Harvard Medical School. Professor Bush is also Principal Fellow/Associate Professor, Departments of Pathology and Psychiatry, University of Melbourne. Professor Bush, born and educated in Melbourne, established his laboratory at the Massachusetts General Hospital after receiving the distinguished Harness Fellowship in 1992. His discovery of the role of metals and oxidative stress in Neurological disorders has formed the basis of our platform technology.Professor Jean-Marc Orgogozo is the Chair of the Department of Neurology and Professor of Neurology at the University of Bordeaux, France. Professor Orgogozo has extensive experience in neuroepidemiology and clinical trials. Professor Orgogozo’s publications on the amyloid vaccines have helped to shape the field of anti-amyloid therapeutics. Dr. Craig Ritchie is the Clinical Research Fellow (Senior), Old Age Psychiatry at Imperial College, London. Dr. Ritchie is heavily involved, both clinically and academically, in psychiatric disorders of late life, in particular Alzheimer’s disease, Delirium and Schizophrenia. Dr. Ritchie’s interest in conducting and assimilating evidence from clinical trials is based on his clinical background, having worked with elderly patients with dementia for most of his career.

        Professor Colin Masters is the Executive Director of the Mental Health Research Institute of Victoria (Australia) and an ex-founding director of our company. For more than 30 years, Professor Masters has dedicated his research to the study of the nature of Alzheimer’s disease and other neurodegenerative disorders. Professor Masters and his team are internationally renowned for their work on the disease and he is considered the most eminent neuroscientist in Australia. In addition, Professor Masters is regarded as one of the leading worldwide researchers in the study of Alzheimer’s disease. In the last year, Professor Masters was awarded the Lifetime Achievement Award in Alzheimer’s Disease Research at the 10th International Conference on Alzheimer’s Disease (ICAD), the Lennox K. Black International Prize for Excellence in Biomedical Research and the Grand Hamdan International Award for a research breakthrough in the subject of Molecular and Cellular Pathology of Neurological Disorders.

        Professor Rudolph Emile Tanzi is a Professor of Neurology at the Harvard Medical School and Associate Geneticist, Neurology Services, the Director of Genetics and the Aging Unit, at the Massachusetts General Hospital. Professor Tanzi played a lead role in the discovery of genes and the mechanisms that underlie the cause of Alzheimer’s disease, particularly as they relate to the molecular genetics of this disorder. Professor Tanzi’s laboratory at the Massachusetts General Hospital is one of the leaders in the field. Over the last ten years Professor Tanzi has helped guide the development of our platform technology.

        Dr. Steven D. Targum is our Chief Medical Advisor. Dr. Targum is an Executive-in-Residence at Oxford Bioscience Partners, where he advises portfolio companies in central nervous system, or CNS, drug development. In addition, Dr. Targum consults widely to the pharmaceutical industry regarding the design and implementation of clinical trials for new psychotropic drugs and the progression of drug development from concept to approval to launch. Dr. Targum founded PharmaStar, a global rater training and medical education company focused on CNS drug development and international clinical trials. Previously, Dr. Targum was Professor of Psychiatry and Vice-Chairman of the Department of Mental Health Sciences at Hahnemann University School of Medicine (Philadelphia) from 1989-1995.

Directors’ Service Contracts

        Our Chief Executive Officer. On September 21, 2007, we entered into an agreement with Mr. Geoffrey Kempler, the Chairman of our Board of Directors, in connection with his employment as our Chief Executive Officer. For details regarding the agreement with Mr. Kempler, including benefits upon termination of his employment, see Item 6.B. “Operating and Financial Review and Prospects – Compensation.”

        Other. Except as described above, there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

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

        At June 30, 2009, we had 12 employees. Of such employees, seven persons were employed in research and development, three persons in management and administration and two persons in operations. All such employees were located in Australia.

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

Beneficial Ownership of Executive Officers and Directors

        The following table sets forth certain information as of September 21, 2009 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Geoffrey P. Kempler	19,055,000	(3)(4)	8.11%
Richard Revelins	370,308	(5)(6)	*
Dianne Angus	1,944,837	(7)(8)	*
Peter Marks	693,111	(9)(10)	*
Brian D. Meltzer	976,666	(11)(12)	*
George W. Mihaly	876,666	(13)(14)	*
All directors and executive
officers as a group (six
persons)	23,916,588	(15)	10.1%

* Less	than 1%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 232,945,639 ordinary shares issued and outstanding as of September 21, 2009.

3.	Includes 17,055,000 ordinary shares, of which 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

4.	Includes 2,000,000 ordinary shares issuable upon the exercise of options for nil consideration, all of which were granted under the 2004 ASX Plan (as defined below). Of such options (i) options to purchase 1,000,000 ordinary shares are exercisable on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; and (ii) options to purchase 1,000,000 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.30 per share.

5.	Includes 20,308 ordinary shares, all of which are held by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

6.	Includes options to purchase 350,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). The options are exercisable on or before October 31, 2010 at a price of A$0.30 per share and are held by Mr. Revelins’ spouse.

7.	Of such shares, 250,000 ordinary shares are held directly by Ms. Angus.

8.	Includes options to purchase 1,694,837 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014. These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The remaining options to purchase 250,000 ordinary shares are exercisable for nil consideration on or before October 31, 2010.

9.	Of such shares, 43,111 ordinary shares are held by Lampam Pty Ltd, an Australian corporation owned by Mr. Marks.

10.	Includes options to purchase 650,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, (i) options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; and (ii) options to purchase 350,000 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.30 per share.

11.	Of such shares, 326,666 ordinary shares are held by RBC Dexia Pty Ltd., a superannuation fund of Mr. Meltzer.

12.	Includes options to purchase 650,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, (i) options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; and (ii) options to purchase 350,000 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.30 per share. The options are held in escrow for one year from the date of grant.

13.	Of such shares 166,666 ordinary shares are held directly by Dr. Mihaly, 52,000 ordinary shares are held by Waide Pty Ltd., an Australian corporation owned by Dr. Mihaly, and 4,000 ordinary shares are held by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons. Dr. Mihaly disclaims beneficial ownership of the ordinary shares held by his sons, Kieren Mihaly and Warwick Mihaly.

14.	Includes options to purchase 650,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, (i) options to purchase 300,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; and (ii) options to purchase 350,000 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.30 per share.

15.	See Footnotes (3) – (14).

Stock Option Plans

        In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan. For the description below, the 2004 ASX Plan and 2004 ADS Plan are referred to together as the 2004 Plans. Under the 2004 ASX Plan we may issue ordinary shares and under the 2004 ADS Plan we may issue ADSs. We were initially authorized to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. In November 2005, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 10,000,000 ordinary shares (or ADSs representing 10,000,000 ordinary shares), following which we could issue under the 2004 Plans up to an aggregate 22,000,000 ordinary shares or ADSs representing 22,000,000 ordinary shares. In December 2007, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 8,000,000 ordinary shares (or ADSs representing 8,000,000 ordinary shares) following which we may issue under the 2004 Plans up to an aggregate 30,000,000 ordinary shares or ADSs representing 30,000,000 ordinary shares. In November 2008, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 15,000,000 ordinary shares (or ADSs representing 15,000,000 ordinary shares) following which we may issue under the 2004 Plans up to an aggregate 45,000,000 ordinary shares or ADSs representing 45,000,000 ordinary shares. Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval.

        2004 ASX Plan. The purpose of the 2004 ASX Plan is to promote the interest of our company and the interest of the employees, directors and consultants of our company and its subsidiaries. Under the 2004 ASX Plan, we may issue to employees, directors and consultants of our company and its subsidiaries, from time to time, up to an aggregate 45,000,000 ordinary shares, either by issuance of ordinary shares or under options to purchase ordinary shares granted under the 2004 ASX Plan.

        The 2004 ASX Plan is administered by the Share Plan Committee, a sub-committee of the Remuneration Committee. For the purpose of the disclosure below, the term “Remuneration Committee” shall refer to the Remuneration Committee or Share Plan Committee, as applicable. Subject to Board approval where required by applicable law, the Remuneration Committee has the authority, in its sole discretion, to grant options under the 2004 ASX Plan, to interpret the provisions of the 2004 ASX Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ASX Plan or any issue or grant thereunder as it may deem necessary or advisable, subject to any other approval if required by applicable law. All decisions made by the Remuneration Committee pursuant to the provisions of the 2004 ASX Plan will be final, conclusive and binding on all persons.

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

        2004 ADS Plan. The purpose of the 2004 ADS Plan is to promote the interests of our company and non-Australian based employees, officers, consultants, independent contractors and directors. Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of our company and its subsidiaries (including, without limitation, officers and directors who are also employees of our company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of our company and subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs, with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds US$100,000, such option shall be treated as a non-qualified stock option.

        Under the 2004 ADS Plan, we may grant to employees, officers, consultants, independent contractors and directors of our company or any of its subsidiaries, from time to time, options to purchase ADSs representing up to 45,000,000 of our ordinary shares. The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs (representing 5,000,000 of our ordinary shares). ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject to options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect to such option may again become available for new option grants under the 2004 ADS Plan.

        The 2004 ADS Plan is administered by our Share Plan Committee. Subject to Board approval where required by applicable law, the Remuneration Committee has authority, in its sole discretion, to grant options under the 2004 ADS Plan, to interpret the provisions of the 2004 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2004 ADS Plan or any options granted thereunder as it may deem necessary or advisable, subject to any other approval if required by applicable law. All decisions made by the Remuneration Committee pursuant to the provisions of the 2004 ADS Plan shall be final, conclusive and binding on all persons.

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

        A summary of the status of the 2004 Plans as of June 30, 2009, 2008 and 2007, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2009		2008		2007
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Options outstanding at the beginning of
the year	13,987,848	$0.20	13,728,262	$0.20	8,727,500	$0.36
Granted	3,099,818	$0.32	4,753,149	$0.18	5,908,762	-
Exercised	(816,483)	$0.14	(1,393,563)		(758,000)	-
Expired	-	-	(1,100,000)	$0.50

Forfeited	-	-	(2,000,000)		(150,000)	-

Options outstanding at the end of the
year	16,271,183	$0.25	13,987,848	$0.20	13,728,262	$0.20

Options exercisable at the end of the
year	11,198,846	$0.36	9,974,332	$0.31	5,940,000	$0.47

Options that may be granted as of the end
of the year	23,652,332		14,152,150		6,484,049

        In addition, as of June 30, 2009, 2,108,439 ordinary shares have been issued under the ASX Plan that were not issued upon the exercise of options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	MAJOR SHAREHOLDERS

        The following table sets forth certain information, as of September 21, 2009, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

BAM Opportunity Fund, L.P.	30,000,000	(3)	12.88%
Geoffrey P. Kempler	19,055,000	(4)(5)	8.11%
Jagen Nominees Pty Ltd.	15,689,172	(6)	6.73%
Balyasny Asset Management LP.	12,836,682	(7)	5.51%

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the table above are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2)	The percentages shown are based on 232,945,639 ordinary shares issued and outstanding as of September 21, 2009.

(3)	Based solely upon, and qualified in its entirety with reference to, a Schedule 13G filed by BAM Opportunity Fund, L.P., or BAM Partnership, with the Securities and Exchange Commission on September 15, 2009. The Schedule 13G indicates that BAM Capital, LLC, or BAM Capital, which serves as the general partner of BAM Partnership, and BAM Management, LLC, or BAM Management, which serves as the investment manager to BAM Partnership, have discretionary trading authority over the shares held by BAM Partnership. The managing members of BAM Capital and BAM Management are Ross Berman and Hal Mintz, who share investment management duties. Each of BAM Partnership, BAM Capital, BAM Management, Mr. Mintz and Mr. Berman disclaims beneficial ownership of the ordinary shares, except to the extent of such person’s pecuniary interest therein.

(4)	Includes 17,055,000 ordinary shares, of which 30,000 ordinary shares are held directly by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held directly by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

(5)	Includes option to purchase 2,000,000 ordinary shares, all of which were granted under the 2004 ASX Plan (as defined below). Of such options, (i) options to purchase 1,000,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$1.00 for five consecutive trading days; and (ii) options to purchase 1,000,000 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.30 per share. The options are held in escrow for one year from the date of grant.

(6)	Based upon a Notice of Change of Interest of Substantial Holder filed by Jagen Nominees Pty Ltd with the ASX on September 16, 2009 and other information available to the company. Includes 280,112 ordinary shares issuable upon the exercise of options exercisable for A$0.446 on or before November 30, 2009 held by Jagen Nominees Pty Ltd. Mr. Boris Liberman is the sole owner of Jagen Nominees Pty Ltd. and may be deemed to hold the voting and investment powers for the ordinary shares held by Jagen Nominees Pty Ltd.

(7)	Based solely upon, and qualified in its entirety with reference to a Notice of Change of Interest of Substantial Holder filed by Balyasny Asset Management LP with the ASX on May 23, 2008. Balyasny Asset Management LP serves as investment manager to Atlas Master Fund Ltd. Atlas Master Fund Ltd. holds the voting and investment powers for the ordinary shares held by Balyasny Asset Management LP.

Significant Changes in the Ownership of Major Shareholders

        Mr. Geoffrey Kempler. As of June 30, 2006, Geoffrey Kempler, the Chairman of our Board of Directors and our Chief Executive Officer, beneficially owned 18,055,000 of our ordinary shares, representing approximately 13.98% of our then outstanding shares. During fiscal 2007, we granted to Mr. Kempler options to purchase 1,000,000 ordinary shares exercisable on or before June 30, 2009. Such options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.80 for five consecutive trading days. As a result, as of June 30, 2007, Mr. Kempler’s beneficial ownership increased to 19,055,000 ordinary shares, representing approximately 12.57% of our then outstanding shares. During fiscal year 2008, we granted to Mr. Kempler options to purchase 1,000,000 ordinary shares that are exercisable on or before October 31, 2010 at a price of A$0.30 per share. The options were held in escrow for one year from the date of grant. As a result, as of June 30, 2008 and 2009, Mr. Kempler’s beneficially owned 20,055,000 ordinary shares, representing approximately 9.94% and 9.89%, respectively, of our then outstanding shares.

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

        Jagen Nominees Pty Ltd. As of September 27, 2007, Jagen Nominees Pty Ltd., or Jagen, beneficially owned 15,409,060, or 10.17% of our then outstanding ordinary shares. On October 19, 2007, Jagen filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 15,409,060, or 8.89%, of our then outstanding shares. On May 28, 2008, Jagen filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 15,409,060, or 7.15%, of our then outstanding shares. On September 16, 2009, Jagen filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 15,409,060, or 6.61%, of our then outstanding shares.

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

        BAM Capital LLC. On September 15, 2009, BAM Capital LLC filed with the ASX a Notice of Initial Substantial Holder, reflecting beneficial ownership of 30,000,000, or 12.88% of our then outstanding ordinary shares.

Major Shareholders Voting Rights

        Our major shareholders do not have different voting rights.

Record Holders

        As of September21, 2009, there were 2,388 holders of record of our ordinary shares, of which 18 record holders, holding approximately 3.45% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADRs that are held of record by ANZ Nominees Ltd., which held 30.28% of our ordinary shares as of such date.

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

        On September 8, 2009, we entered into a private placement agreement with one of our institutional shareholders in the United States, under which we will raise an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of our ordinary shares to such investor. Of such amount, A$3.0 million was paid at the closing of the private placement on September 11, 2009 and an additional A$3.0 million will be paid on or before September 30, 2009. The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR). We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement. If shareholder approval is not obtained for the option grant, the options will be granted at such time that shareholder approval is no longer required for the issuance under the rules of the ASX. For additional information regarding the terms of the private placement, see Item 10.C. “Additional Information – Material Contracts.” The proceeds from the private placement will be used to support our research and development programs and to fund our working capital requirements.

        Other than as described above, there have been no significant changes in the operation or financial condition of our company since June 30, 2009.

ITEM 9.	THE OFFER AND LISTING

A.	OFFER AND LISTING DETAILS

Australian Stock Exchange

        Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low

Fiscal Year Ended June 30,
2005	0.70	0.13
2006	0.30	0.15
2007	0.80	0.18
2008	0.70	0.23
2009	0.69	0.12

Fiscal Year Ended June 30, 2008:
First Quarter	0.35	0.26
Second Quarter	0.51	0.23
Third Quarter	0.70	0.36
Fourth Quarter	0.48	0.38

Fiscal Year Ended June 30, 2009:
First Quarter	0.53	0.38
Second Quarter	0.50	0.28
Third Quarter	0.38	0.15
Fourth Quarter	0.22	0.12

Month Ended:
March 2009	0.22	0.15
April 2009	0.20	0.17
May 2009	0.22	0.17
June 2009	0.20	0.12
July 2009	0.19	0.14
August 2009	0.25	0.17

NASDAQ Capital Market

        Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low

Fiscal Year Ended June 30,
2005	5.19	0.98
2006	2.40	1.20
2007	4.35	1.21
2008	6.73	2.06
2009	5.70	1.00

Fiscal Year Ended June 30, 2008:
First Quarter	3.10	2.20
Second Quarter	4.05	2.06
Third Quarter	6.73	3.25
Fourth Quarter	4.45	3.56

Fiscal Year Ended June 30, 2009:
First Quarter	5.70	3.20
Second Quarter	3.50	1.30
Third Quarter	3.11	1.00
Fourth Quarter	1.75	1.14

Month Ended:
March 2009	1.65	1.00
April 2009	1.75	1.33
May 2009	1.60	1.14
June 2009	1.48	1.20
July 2009	1.80	1.05
August 2009	2.17	1.45

B.	PLAN OF DISTRIBUTION

        Not applicable.

C.	MARKETS

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

Prana’s Purposes and Objects

        As a public company we have all the rights, powers and privileges of a natural person. Our Constitution does not specify any purposes or objects.

The Powers of the Directors

        Under the provisions of our Constitution our directors may exercise all of the powers of our company, other than those that are required by our Constitution or the Corporations Law of Australia to be exercised at a general meeting of shareholders. A director may participate in a meeting and vote on a proposal, arrangement or contract in which he or she is materially interested, so long as the director’s interest is declared in accordance with the Corporations Law. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

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

        The quorum required for an ordinary meeting of shareholders consists of at least two shareholders represented in person or by proxy who hold or represent, in the aggregate, at least one third of the voting rights of the issued share capital. A meeting adjourned for lack of a quorum generally is adjourned to the same day in the following week at the same time and place or any time and place as the directors designate in a notice to the shareholders. At the reconvened meeting, the required quorum consists of any two members present in person or by proxy.

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

        See the patents and license agreements described under Item 4.B. “Information on the Company – Business Overview – Patents and License Agreements.”

        On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf. Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of our compounds in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of our compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for our company. In consideration of such services, we agreed to pay the University of Melbourne a sum of A$297,000 (inclusive of goods and services tax) each year for a period of three years. In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property. Following the expiration of this agreement, the parties entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2003 and expired on December 1, 2006. Following the expiration of this second agreement, the parties entered into a third research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2006 and expires on December 1, 2009. The financial consideration terms under the original agreement remain unchanged by the second and third research funding and intellectual property assignment agreements. Under the terms of the second and third research funding and intellectual property assignment agreements an annual budget is set for each of the three years of each respective agreement. We provided to the University of Melbourne funding in an amount equal to A$690,500 (exclusive of goods and service tax) for the year running December 2006 to November 2007 and A$704,000 for the year running December 2007 to November 2008. We estimate that we will provide to the University of Melbourne funding in an amount equal to A$564,000 (exclusive of goods and services tax) for the year running December 2008 to November 2009.

        On January 8, 2004, we entered into a ten year consultancy services agreement with Professor Ashley Bush, effective as of February 1, 2003. The consulting services provided by Professor Ashley Bush include the discussion of current and future developments in the field of therapies based on metal mediated, oxidative stress or toxic gain of function of proteins involved in selected neurodegenerative diseases. His services also include possible participation in research projects, the assignment of intellectual property rights arising from such projects and assisting is with our patent prosecutions. The services are provided for a maximum of 40 days per year of service under the agreement. Under the agreement, we agreed to pay Professor Bush a consulting fee of US$100,000 per year, increasing on the anniversary of the agreement by the U.S. consumer price index, which effective June 1 ,2009 was reduced to AU$60,000 per year, increasing on the anniversary of the agreement by the Australian consumer price index. We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share. The shares and options vest in four equal installments on each of the six months anniversaries following the effective date of the agreement. In addition, subject to the achievement of certain milestones, Professor Bush, is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase. Once a milestone has been achieved, up to 250,000 ordinary shares out of the total tranche of ordinary shares to which he becomes entitled may be purchased each six months after such achievement. The first milestone has been achieved (the publication of results of a Phase II trial) and as such, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms, of which Professor Bush acquired 250,000 ordinary shares during the 2007 fiscal year. The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions. During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement. Initially, the agreement provided that it could be terminated for any reason by either party upon 90 days prior notice, which period was reduced to 30 days as of November 14, 2007.

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

        In November 2006, we entered into a general services agreement with Quintiles Limited, a clinical research organization, to perform services relating to the conduct of the Phase IIa PBT2 clinical trial, including site initiation, patient screening and monitoring, data analysis, investigator meetings, statistical analysis and clinical trial reporting. We paid Quintiles Limited US$140,003, US$2,287,306 million and US$874,135 million for fiscal years 2009, 2008 and 2007, respectively.

        On May 22, 2007, we entered into an agreement with Patheon Inc., or Patheon, to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2. During the 2008 fiscal year, Patheon undertook the development of a capsule formulation suitable for large scale manufacture, as well as the development and validation of analytical methods to release the capsules. During the 2009 fiscal year, Patheon manufactured a feasibility batch of capsules using the newly developed process. We paid Patheon US$238,737 and US$259,372 for fiscals years 2009 and 2008, respectively, for services provided under the agreement.

        In June 2007, we entered into two GMP drug manufacture and laboratory development agreements with the Institute for Drug Technology Australia Limited, or IDT, to undertake the GMP manufacture of an initial 4kg batch and subsequent large scale manufacture of 30kg of PBT2. IDT is engaged to also undertake process development, quality control release testing and stability testing of the final drug product before its release. We paid IDT A$11,442 and A$1,147,272 for fiscals year 2009 and 2008, respectively, for services provided under the two agreements.

        In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s Laboratories Limited, or Dr. Reddy’s, to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2. The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion. At this time, our committed expenditure for authorized sub-projects is US$175,500. If all sub-projects are initiated and completed, the total funding under the agreement will be approximately US$1.4 million. The term of the agreement is for 90 days post the receipt by us of a written report and/or manufacturing deliverables under the last approved sub-project under the agreement. Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice.

        On September 8, 2009, we entered into a private placement agreement with one of our institutional shareholders in the United States, under which we will raise an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of our ordinary shares to such investor. Of such amount, A$3.0 million was paid at the closing of the private placement on September 11, 2009 and an additional A$3.0 million will be paid on or before September 30, 2009. The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR). We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement. If shareholder approval is not obtained for the option grant, the options will be granted at such time that shareholder approval is no longer required for the issuance under the rules of the ASX. If within 45 days of the private placement, we issue ordinary shares to a third party at a price that is less than $A0.20, the investor is entitled, for no additional consideration, to additional ordinary shares so as to reduce the average price of the ordinary shares and options issued in the private placement and the additional ordinary shares being issued to the investor to the price per share paid by the third party. We also agreed to promptly take steps to register the ADRs with respect to the ordinary shares issued for distribution from time to time by the investor, and after January 1, 2010, upon the investor’s demand, to file a registration statement covering the shares underlying the options. The investor is also entitled to up to an additional 3,000,000 ordinary shares, or 300,000 ADRs, if the daily closing price of our ordinary shares on the ASX on any day from the date of the private placement until five days after the date on which the registration statement for the ordinary shares issued in the private placement is declared effective, declines below A$0.19, based on a formula set forth in the agreement.

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

        Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29% for non-Australian resident individuals.  Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

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

Stamp Duty

        A transfer of shares of a company listed on the Australian Stock Exchange is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.

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

        Dividends that we pay in Australian dollars, including the amount of any Australian taxes withheld there from, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in A$ and converts A$ into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss. U.S. Holders should consult their own tax advisors concerning the U.S. tax consequences of acquiring, holding and disposing of our ADRs.

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

        For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC for the taxable years ended June 30, 2006 and 2007 and 2008, under a literal application of the asset test that looks solely to market value. We believe that we will once again qualify as a PFIC for the taxable year ended June 30, 2009.

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

        We are subject to the reporting requirements of the United States Securities and Exchange Act of 1934, as amended, or the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 under the Exchange Act. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website (www.pranabio.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

        This annual report and the exhibits thereto and any other document we file pursuant to the Exchange Act may be inspected without charge and copied at prescribed rates at the Securities and Exchange Commission public reference room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the Securities and Exchange Commission’s public reference room in Washington, D.C. by calling the Securities and Exchange Commission at 1-800-SEC-0330. The Exchange Act file number for our Securities and Exchange Commission filings is 000-49843.

        The Securities and Exchange Commission maintains a website at www.sec.gov that contains reports, proxy and information statements, and other information regarding registrants that make electronic filings with the Securities and Exchange Commission using its EDGAR (Electronic Data Gathering, Analysis, and Retrieval) system.

        The documents concerning our company which are referred to in this annual report may also be inspected at our offices located at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143.

I.	SUBSIDIARY INFORMATION

        Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$211,000 and A$300,000 in cash held in U.S. dollars as of June 30, 2009 and 2008, respectively. A hypothetical 4% adverse movement in end-of-period exchange rates would reduce the cash balance by approximately A$8,450 and A$12,070, respectively.

        We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

        We conduct our activities almost exclusively in Australia. However, we are required to make certain payments in U.S. dollars and other currencies. An adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In 2008 and 2007, the Australian dollar depreciated against the U.S. dollar by 11% and 12%, respectively, while the Australian dollar appreciated against the U.S. dollar by 16% in 2009. As of June 30, 2009, payables in U.S. dollars and other currencies were immaterial. A hypothetical 4% adverse movement in the U.S. dollar and 11% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$2,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

        Not applicable.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

        Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

        Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

        We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of June 30, 2009, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

        Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

—	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

—	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

—	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use of disposition of the company’s assets that could have a material effect on the financial statements.

        Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

        Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2009. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of June 30, 2009, our internal control over financial reporting is effective.

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

Changes in Internal Control over Financial Reporting

        During the year ended June 30, 2009, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended June 30,
Services Rendered	2009		2008

Audit	A$	120,951	A$	219,920
Audit-Related		-		-
Tax		-		-
Other		-		-

Total	A$	120,951	A$	219,920

        Deloitte Touche Tohmatsu served as our principal independent registered public accounting firm until November 30, 2006. The fees billed by Deloitte Touche Tohmatsu, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the 2009 and 2008 fiscal years were A$9,267 and A$71,773, respectively, for audit-related services provided in connection with a Securities and Exchange Commission review of our annual report on Form 20-F for the fiscal year ended June 30, 2006 and an amendment to our annual report on Form 20-F for such period.

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

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

        Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

        Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2009.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

        Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

        Under NASDAQ Marketplace Rule 4350, or Rule 4350, foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of Rule 4350. A foreign private issuer that elects to follow a home country practice instead of any of such provisions of Rule 4350, must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

        On March 30, 2005, we provided NASDAQ with a notice of non-compliance with Rule 4350 with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Marketplace Rules, and the requirement that audit committee members meet the independence standard of the NASDAQ Marketplace Rules. Instead, under Australian law and practice, we are not required to appoint a certain number of independent directors to our Board of Directors or audit committee. However, as of July 2005, we have a majority of independent directors, within the meaning of NASDAQ Marketplace Rules, on our Board of Directors and our audit committee members meet the independence requirements of NASDAQ and the Securities and Exchange Commission.

ITEM 17.	FINANCIAL STATEMENTS

        Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

        Index to Exhibits

Exhibit	Description

1.1	Constitution of Registrant

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts (1)

4.1	Agreement for the Assignment of Patents and Intellectual Property Licensing dated February 8, 2000, between Registrant and the Biomolecular Research Institute (2)

4.2	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation (2)

4.3	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties (2)

4.4	Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now named The CFO solution) (2)

4.5	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation, dated March 15, 2004, between the between the Registrant and The General Hospital Corporation (3)

4.6	Third Research Funding and Intellectual Property Assignment Agreement dated December 2, 2006 (4)

4.7	General Services Agreement dated November 13, 2006, between the Registrant and Quintiles Limited (5)

4.8	GMP 30kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (6)

4.9	GMP 4kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (7)

4.10	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, The General Hospital Corporation of Massachusetts, or The GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG (8)

4.11	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (9)

4.12	Prana Biotechnology Limited, 2004 Employees’, Directors' and Consultants’ Share and Option Plan (10)

4.13	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler (11)

4.14	Letter Agreements effective as of June 12, 2007 between the Registrant and Ms. Dianne Angus (12)

4.15	Assignment and Novation Deed between Commonwealth Scientific Industrial and Research Organization and the Biomolecular Research Institute and the Registrant dated September 10, 2007 (13)

4.16	Agreement dated May 22, 2007 by and between the Registrant and Patheon Inc. regarding the formulation, development and manufacture of capsules of PBT2 (14)

4.17	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC (15)

4.18	Consultancy Services Agreement dated January 8, 2004 between the Registrant and Professor Ashley Bush (16)

4.19	Letter agreement dated November 14, 2007 between the Registrant and Professor Ashley Bush (17)

4.20	Letter agreement dated May 22, 2009 between the Registrant and Professor Ashley Bush

4.21	Process Development and Manufacturing Agreement dated December 26, 2008, between the Registrant and Dr. Reddy’s Laboratories Limited, as amended by Amendment No. 1 effective February 3, 2009, Amendment No. 2 effective March 13, 2009 and Amendment No. 3 effective July 6, 2009 by and between the parties

8.1	List of Subsidiaries of the Registrant

12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended

13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm

(1)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on December 12, 2007 (File 333-136944).

(2)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).

(3)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(4)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference

(5)	Filed as Exhibit 4.8 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(6)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(7)	Filed as Exhibit 4.10 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(8)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(9)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November 2004.

(10)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November 2004.

(11)	Filed as Exhibit 4.19 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(12)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(13)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(14)	Filed as Exhibit 4.25 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(15)	Incorporated by reference to our Report on Form 6-K for the month of September 2009.

(16)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of June 2009.

(17)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of June 2009.

PRANA BIOTECHNOLOGY LIMITED

PRICEWATERHOUSECOOPERS

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, shareholders’ equity and cash flows present fairly, in all material respects, the financial position of Prana Biotechnology Limited and its subsidiaries at 30 June 2009 and 30 June 2008, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2009 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
PricewaterhouseCoopers
Melbourne, Australia
23 September 2009

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED BALANCE SHEET
(in Australian dollars, except number of shares)

		June 30,
	Notes	2009	2008

Current Assets
Cash and cash equivalents		4,304,977	11,219,035
Trade and other receivables	5	526	120,641
Other current assets	6	185,433	254,325

Total Current Assets		4,490,936	11,594,001

Non Current Assets
Property and equipment, net of accumulated depreciation of A$525,767 and A$576,826 respectively	7	71,150	69,148
Other non current assets	6	35,164	35,164

Total Non Current Assets		106,314	104,312

Total Assets		4,597,250	11,698,313

Current Liabilities
Trade and other payables	8	604,142	849,113
Provisions	9	194,903	121,082
Financial liabilities	10	-	772,430

Total Current Liabilities		799,045	1,742,625

Non-Current Liabilities
Provisions	9	48,389	89,361

Total Non-Current Liabilities		48,389	89,361

Total Liabilities		847,434	1,831,986

Commitments and contingencies	11	-	-

Net Assets		3,749,816	9,866,327

Equity
Issued and unissued capital
2009: 202,710,473 fully paid ordinary shares
14,279,133 options over fully paid ordinary shares
2008: 201,800,240 fully paid ordinary shares
14,279,133 options over fully paid
ordinary shares	12	70,188,989	69,842,303
Reserves	13	7,127,332	6,067,740
Accumulated deficit during the development stage	14	(73,566,505)	(66,043,716)

Total Equity		3,749,816	9,866,327

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED INCOME STATEMENTS
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2009	2008	2007

Revenues from continuing operations	2	428,193	490,943	507,150
Other income	2	-	170	287

Research and development expenses	3	(2,215,358)	(5,757,168)	(4,492,193)
Personnel expenses	3	(3,832,804)	(5,350,189)	(4,554,731)
Intellectual property expenses	3	(1,107,534)	(469,428)	(600,232)
Auditor and accounting expenses	3	(129,998)	(331,950)	(260,117)
Travel expenses	3	(195,251)	(146,651)	(309,997)
Public relations and marketing expenses	3	(222,679)	(141,337)	(215,455)
Depreciation expenses	3	(34,190)	(25,349)	(58,582)
Other expenses	3	(978,875)	(975,404)	(1,008,563)
Foreign exchange gain (loss)	3	(6,723)	(402,886)	(757,578)
Gain (loss) on fair value of financial liabilities	3	772,430	(451,429)	607,691

Loss before income tax expense		(7,522,789)	(13,560,678)	(11,142,320)

Income tax expense	4	-	-	-

Net loss	14	(7,522,789)	(13,560,678)	(11,142,320)

Loss per share (basic and diluted)	19	(0.04)	(0.08)	(0.08)

Weighted average number of ordinary shares used in computing basic
and diluted net loss per share		202,357,885	174,714,146	140,754,495

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30
	Notes	2009	2008	2007

Cash Flows from Operating Activities
Payments to suppliers and employees		(7,511,372)	(9,766,851)	(9,726,197)
Interest received		517,198	375,461	526,447

Net cash flows used in operating activities	15(a)	(6,994,174)	(9,391,390)	(9,199,750)

Cash Flows from Investing Activities
Proceeds from sale of equipment		-	-	300
Payment for rental deposits		-	(35,164)	-
Payments for purchase of equipment		(36,192)	(46,606)	(4,559)

Net cash flows used in investing activities		(36,192)	(81,770)	(4,259)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue
of securities		114,000	14,297,620	7,783,486
Payment of share issue costs		(13,193)	(580,372)	(408,761)

Net cash flows provided by (used in)
financing activities		100,807	13,717,248	7,374,725

Net increase (decrease) in cash and cash
equivalents		(6,929,559)	4,244,088	(1,829,284)

Opening cash and cash equivalents brought
forward		11,219,035	7,409,256	10,013,778
Exchange rate adjustments on cash and cash
equivalents held in foreign currencies		15,501	(434,309)	(775,238)

Closing cash and cash equivalents carried
forward	15(b)	4,304,977	11,219,035	7,409,256

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued and unissued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity

Balance, June 30, 2006		128,144,260	46,274,127	2,867,249	(41,340,718)	7,800,658

Net loss	14	-	-	-	(11,142,320)	(11,142,320)
Issuance of shares in connection with
private placement, net of costs	12(b)	22,014,468	6,108,868	-	-	6,108,868
Issuance of options in connection with
private placement	12(c)	-	1,262,339	-	-	1,262,339
Non-cash issuance of shares to consultants	12(b)	481,250	194,579	-	-	194,579
Non-cash issuance of shares to employees	12(b)	120,000	45,600	-	-	45,600
Non-cash issuance of options to
consultants	13(b)	-	-	163,701	-	163,701
Non-cash issuance of options to directors
and employees	13(b)	-	-	989,721	-	989,721
Issuance of shares in connection with	12(b)&
exercise of options, net of costs	13(b)	758,000	102,899	(106,739)	-	(3,840)
Amortization of option expenses	13(b)	-	-	195,839	-	195,839
Options forfeited	13(b)	-	-	(2,950)	-	(2,950)

Balance, June 30, 2007		151,517,978	53,988,412	4,106,821	(52,483,038)	5,612,195

Net loss	14	-	-	-	(13,560,678)	(13,560,678)
Issuance of shares in connection with
private placement, net of costs	12(b)	47,903,699	13,717,248	-	-	13,717,248
Issuance of options in connection with
private placement	12(c)	-	1,439,305	-	-	1,439,305
Non-cash issuance of shares to consultants	12(b)	985,000	288,402	-	-	288,402
Non-cash issuance of options to
consultants	13(b)	-	-	482,150	-	482,150
Non-cash issuance of options to directors
and employees	13(b)	-	-	1,467,359	-	1,467,359
Issuance of shares in connection with	12(b)&
exercise of options, net of costs	13(b)	1,393,563	408,936	(408,936)	-	-
Amortization of option expenses	13(b)	-	-	563,479	-	563,479
Options forfeited	13(b)	-	-	(143,133)	-	(143,133)

Balance, June 30, 2008		201,800,240	69,842,303	6,067,740	(66,043,716)	9,866,327
Net loss	14	-	-	-	(7,522,789)	(7,522,789)
Issuance of shares in connection with
private placement, net of costs	12(b)	-	-	-	-	-
Issuance of options in connection with
private placement	12(c)	-	-	-	-	-
Non-cash issuance of shares to consultants	12(b)	93,750	128,932	-	-	128,932
Non-cash issuance of options to
consultants	13(b)	-	-	622,700	-	622,700
Non-cash issuance of options to directors
and employees	13(b)	-	-	138,213	-	138,213
Issuance of shares in connection with	12(b)&
exercise of options, net of costs	13(b)	816,483	217,754	(217,754)	-	-
Amortization of option expenses	13(b)	-	-	516,433	-	516,433
Option forfeited	13(b)	-	-	-	-	-

Balance, June 30, 2009		202,710,473	70,188,989	7,127,332	(73,566,505)	3,749,816

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2009 was authorized for issue in accordance with a resolution of the Directors on September 23, 2009.

The financial report is a general purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of applicable law. This financial report complies with both IFRS as issued by IASB and Australian equivalents to IFRS.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2009 and the comparative information presented in these financial statements for the years ended June 30, 2008 and 2007.

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

(a) Valuation of options with market vesting conditions

The consolidated entity has granted options that are exercisable into ordinary shares once the listed share price reaches a defined level for a specified number of consecutive trading days.

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

The Company is unable to predict the ultimate success of research and development activities and the corresponding effect on the listed share price. However, the following assumptions have been made when valuing the options in relation to these market conditions:

1)	The market condition will be met as the listed share price will reach the defined share price during the life of the option; and

2)	Based on the best estimate of the consolidated entity, made during the 2006 fiscal year, the share price will reach the defined level:

>	A$0.80 at June 30, 2009

>	A$1.00 at June 30, 2010

3)	Based on the best estimate of the consolidated entity, made during the 2009 fiscal year, the share price will reach the defined level:

>	A$0.25 at June 30, 2009

>	A$0.45 at June 30, 2010

The initial estimate made at the date of grant as regards to the likelihood of achieving the market condition is never adjusted for changes in the probability of the condition being achieved. At each reporting period, the Company assesses the estimated period over which the defined market condition will be achieved.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(b) Critical judgments in applying the entity’s accounting policies – use of volatility period in valuing warrant liabilities

Warrants and options exercisable into American Depository Receipts (“ADRs”) recorded as financial liabilities under IAS 32 Financial Instruments: Presentation (see Note 10) are measured at fair value using a Black-Scholes valuation model. At each reporting date any options and warrants for ADRs are recorded at fair value with the corresponding difference being recorded in the income statement as a gain or loss.

Warrants that were exercisable for ADRs expired without being exercised on June 4, 2009. Options for ADRs remain outstanding.

In using the Black-Scholes model to fair value these options and warrants for financial year 2008, the consolidated entity utilized a two year historical ADR price when calculating the volatility of the underlying ADRs. It is the judgment of the consolidated entity that a two year period provides the most appropriate history of ADR price over which a reasonable volatility input can be calculated.

Going Concern Basis

The consolidated entity is a development stage medical biotechnology company and as such, expects to be utilizing cash until its research and development activities have become marketable. As at 30 June 2009, the consolidated entity had an operating loss of A$7,522,789 (2008 loss: A$13,560,678). As at year end, the consolidated entity’s net assets amounted to A$3,749,816 (2008: A$9,866,327). The consolidated entity’s cash position has decreased to A$4,304,977 at 30 June 2009 from A$11,219,035 at 30 June 2008.

The Directors believe that the going concern basis of preparation is appropriate. Subsequent to year end the consolidated entity raised $6 million of additional funding (refer to details in Note 18). This funding will enable the consolidated entity to continue to pursue its current business objectives. Notwithstanding, the Company has the ability to scale down its operations and continue certain programs including research and discovery programs in Parkinson’s disease and vaccine program in Alzheimer’s disease, should the need arise.

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

Prana’s experience in exploiting its technology is limited. The consolidated entity cannot be certain that its operations will be profitable in the short-term, or at all. If Prana fails in any of its efforts to establish or expand its business, the results of operations, financial condition and liquidity of the consolidated entity could be materially adversely affected. The consolidated entity cannot be certain that it will be able to obtain or retain any permits required by the consolidated entity to market, sell and deliver its technology. Any of these factors could result in the reduction or cessation of Prana’s operations.

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

Subsidiaries are all those entities (including special purpose entities) over which the consolidated entity has the power to govern the financial and operating policies, generally accompanying a shareholder of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the consolidated entity controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the consolidated entity. They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits/losses arising within the consolidated entity are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of the Company.

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

(c)    Property and Equipment

Property and equipment is measured at historical cost less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to Prana’s premises at Parkville, Victoria, Australia.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the consolidated entity and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

Depreciation
Depreciation is provided on property and equipment. Depreciation is calculated on a straight-line method to allocate their cost, net of their residual values, over their estimated useful lives.

The following estimated useful lives, ranging from three to 20 years are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate

Furniture and fittings	5-33%
Computer equipment	33%
Plant and equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(d)    Leases

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

(e)    Financial Instruments

Loans and Receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortized cost less impairment.

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

Warrants and options recorded as financial liabilities under IAS 32 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Income Statement.

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

(g)    Intangible Assets – Research and Development

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

At June 30, 2009 and 2008, Prana had no capitalized research and development costs.

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

Group companies
The results and financial position of all the Company’s entities that have a functional currency difference from the presentation currency are translated into the presentation currency as follows:

—	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, and

—	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

—	all resulting exchange differences are recognized as a separate component of equity.

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

Consideration is given to expected future wage and salary levels and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash outflows.

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

(l)    Revenue

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. Revenue is made up of interest income which is recognized on a time proportion basis using the effective interest method.

(m)    Other Income

Other income is recognized to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

Government grants
Government grants are recorded as income when key milestones set within each agreement are achieved and accepted by all parties to the grant. The agreements comprise different phases based on product development. Milestones are based on the phases of each product development, for example Phase 1, Phase 2 and Phase 3. Other income is not recognized prior to acceptance that the milestones have been achieved, as collectability is not assured until this point is reached. Once each milestone is reached and approved, the grantor is obligated to pay and there are no further significant obligations as to that part of the milestone. Grant income for achievement of such milestones is agreed between the parties in legally binding contracts. Income for each milestone achieved is fixed up front.

(n)    Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense. Receivables and payables in the Balance Sheet are shown inclusive of GST.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Cash Flow Statement on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(o)    Trade and Other Payables

These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition.

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

Directors
The issuance of share-based payments to directors is subject to approval by shareholders as per ASX Listing Rule 10.11. The measurement date for share-based payments issued to directors is the grant date, being the date at which the share-based payments are approved by shareholders.

Employees
The issuance of share-based payments to employees may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issuance of more than 15% of the Company’s shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to employees is the grant date, being the date at which a shared understanding of the terms and conditions of the arrangement is reached. However, if an issuance to an employee is subject to shareholder approval because it exceeds the 15% threshold per ASX Listing Rule 7.1, then the measurement date of these share-based payments is the date at which the share-based payments are approved by shareholders.

Consultants
The issuance of share-based payments to consultants may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issuance of more than 15% of the Company’s shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to consultants who provide services considered to be similar to employees is deemed to be the date at which a shared understanding of the terms and conditions of the arrangement is reached. The measurement date for share-based payments issued to consultants who provide services considered to be differentiated from those provided by employees is deemed to be the date at which the entity obtains the goods or the counterparty renders the service. If a service period applies and the work is continually provided over the service period, and if the share price of the Company does not change significantly during the service period, then the average share price, volatility and risk-free rate over the service period are used in calculating the value of the share-based payments issued. However, if the underlying share price of the Company does change significantly during the service period, then the value of share-based payments are calculated at each individual date that goods and services are provided, using the actual valuation inputs at that date. Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued.

Equity-based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Plan (the “2004 ASX Plan”) and the 2004 American Depository Share (ADS) Option Plan (the “2004 ADS Plan”). Information relating to this plan is set out in Note 17.

The fair value of options granted under the 2004 ASX Plan is recognized as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity’s estimate of shares that will eventually vest.

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

(r)    Share Capital

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

(u)     New Accounting Standards And Interpretations

Certain new International accounting standards and interpretations have been published that are not mandatory for June 30, 2009 reporting periods. Based on the Company’s assessment, it believes that the following new standards and interpretations could in the future have an impact on its consolidated financial statements.

        IAS 23 (Amendment), “Borrowing costs” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The amendment requires an entity to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs will be removed. IAS 23 (Amendment) is not expected to have an impact on the Company’s financial statements as it has no qualifying assets.

        IAS 1 (Revised), “Presentation of financial statements” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, ‘non-owner changes in equity’) in the statement of changes in equity, requiring ‘non-owner changes in equity’ to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but entities can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). Where entities restate or reclassify comparative information, they will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. These amendments are only expected to affect the presentation of the Company’s financial statements and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial statements. The Company anticipates that it will present a single Statement of Comprehensive Income rather than two separate statements due to the minimum number of items expected to be classified as Other Comprehensive Income.

        IFRS 2 (Amendment), “Share-based payment” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only. Other features of a share-based payment are not vesting conditions. These features would need to be included in the grant date fair value for transactions with employees and others providing similar services; they would not impact the number of awards expected to vest or valuation there of subsequent to grant date. All cancellations, whether by the Company or by other parties, should receive the same accounting treatment. The Company has share-based payment arrangements with vesting conditions as defined under this standard; therefore these amendments are not expected to have any impact on its financial statements.

        IAS 32 (Amendment), “Financial instruments: Presentation,” and IAS 1 (Amendment), “Presentation of financial statements – Puttable financial instruments and obligations arising on liquidation” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The amended standards require entities to classify puttable financial instruments and instruments, or components of instruments that impose on the entity an obligation to deliver to another party a pro rata share of the net assets of the entity only on liquidation as equity, provided the financial instruments have particular features and meet specific conditions. These amendments are not expected to have any impact on the Company’s financial statements as it has not issued puttable financial instruments as defined by the amendments.

        IAS 27 (Revised), “Consolidated and separate financial statements” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses. The standard also specifies the accounting when control is lost. Any remaining interest in the entity is re-measured to fair value, and a gain or loss is recognized in profit or loss. The Company began to apply IAS 27 (Revised) prospectively to transactions with non-controlling interests from July 1, 2009.

        IFRS 3 (Revised), “Business combinations” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest’s proportionate share of the acquiree’s net assets. All acquisition-related costs should be expensed. The Company began to apply IFRS 3 (Revised) prospectively to all business combinations from July 1, 2009. These amendments are only expected to affect the presentation of the Company’s financial statements and will not have a direct impact on the measurement and recognition of amounts disclosed in the financial statements. These amendments are not expected to have any impact on the Company’s financial statements as it does not have any business combinations.

        IAS 23 (Amendment), “Borrowing costs” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The definition of borrowing costs has been amended so that interest expense is calculated using the effective interest method defined in IAS 39 “Financial instruments: Recognition and measurement.” This eliminates the inconsistency of terms between IAS 39 and IAS 23.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

        IAS 28 (Amendment), “Investments in associates” (and consequential amendments to IAS 32, “Financial Instruments: Presentation,” and IFRS 7, “Financial instruments: Disclosures”) effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. An investment in an associate is treated as a single asset for the purposes of impairment testing. Any impairment loss is not allocated to specific assets included within the investment, for example, goodwill. Reversals of impairment are recorded as an adjustment to the investment balance to the extent that the recoverable amount of the associate increases. The Company has two inactive subsidiaries and does not have any jointly controlled entities or associates and therefore its financial statements are not expected to be impacted by this standard change.

        IAS 19 (Amendment), “Employee benefits” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that a plan amendment that results in a change in the extent to which benefit promises are affected by future salary increases is a curtailment, while an amendment that changes benefits attributable to past service gives rise to a negative past service cost if it results in a reduction in the present value of the defined benefit obligation. The definition of return on plan assets has been amended to state that plan administration costs are deducted in the calculation of return on plan assets only to the extent that such costs have been excluded from measurement of the defined benefit obligation. The distinction between short term and long term employee benefits will be based on whether benefits are due to be settled within or after 12 months of employee service being rendered. IAS 37, “Provisions, contingent liabilities and contingent assets,” requires contingent liabilities to be disclosed, not recognized. IAS 19 has been amended to be consistent. IAS 1 (Amendment), “Presentation of financial statements” (application date of standard January1, 2009; application date for Comopany July 1, 2009). The amendment is part of the IASB’s annual improvements project published in May 2008. The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39, “Financial instruments: Recognition and measurement” are examples of current assets and liabilities respectively. IAS 39 (Amendment) is not expected to have an impact on the Company’s financial statements.

        There are a number of minor amendments to IFRS 7, “Financial instruments: Disclosures,” IAS 8, “Accounting policies, changes in accounting estimates and errors,” IAS 10, “Events after the reporting period,” IAS 18, “Revenue” and IAS 34, “Interim financial reporting,” which are part of the IASB’s annual improvements project published in May 2008 (not addressed above). These amendments are unlikely to have an impact on the Company’s financial statements and have therefore have not been described in further detail.

        IFRIC 16, “Hedges of a net investment in a foreign operation” (effective for annual periods beginning on or after January 1, 2009 and applicable to the Company effective July 1, 2009). IFRIC 16 clarifies the accounting treatment in respect of net investment hedging. This includes the fact that net investment hedging relates to differences in functional currency not presentation currency, and hedging instruments may be held anywhere in the group. The requirements of IAS 21, “The effects of changes in foreign exchange rates,” apply to the hedged item. IFRIC 16 is not expected to have a material impact on the Company’s financial statements.

		Years Ended June 30,
		2009	2008	2007

2.	REVENUE AND OTHER INCOME
	FROM CONTINUING OPERATIONS
Other revenue
Interest	428,193	490,943	507,150
Total other revenue	428,193	490,943	507,150

Other income
Other income	-	170	287
Total other income	-	170	287

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

		Years Ended June 30,
		2009	2008	2007

3.	EXPENSES FROM ORDINARY ACTIVITIES

Research and development	2,215,358	5,757,168	4,492,193

Personnel expenses
Employees	1,359,887	1,317,782	1,308,920
Equity based payments - employees	169,043	329,588	753,484
Consultants and directors	1,022,227	1,398,849	1,506,378
Equity-based payments - consultants and
directors	1,136,428	2,152,234	825,649
Defined contribution superannuation expenses	145,219	151,736	160,300

Total personnel expense	3,832,804	5,350,189	4,554,731

Intellectual property expenses
Overseas	497,947	140,705	229,256
Local	609,587	328,723	370,976

Total intellectual property expense	1,107,534	469,428	600,232

Depreciation of non-current assets
Laboratory equipment	1,748	4,362	11,581
Computer equipment	26,488	16,152	22,757
Furniture and fittings	2,688	3,383	3,068
Leasehold improvements	1,420	1,452	21,176
Write-off non-current assets	1,846	-	-

Total depreciation expense	34,190	25,349	58,582

Other expenses
Corporate compliance	299,250	218,435	231,883
Office expenses	444,579	455,010	494,782
Computer expenses	23,178	34,794	22,328
Insurance	77,166	130,175	147,909
Office rental under operating lease	134,702	136,990	111,661

Total other expenses	978,875	975,404	1,008,563

Auditor and accounting expenses	129,998	331,950	260,117
Travel expenses	195,251	146,651	309,997
Public relations and marketing expenses	222,679	141,337	215,455
Foreign exchange gain	6,723	402,886	757,578
Gain (loss) on fair valuation of financial
liabilities	(772,430)	451,429	(607,691)

Total expenses	7,950,982	14,051,791	11,649,757

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

		Years Ended June 30,
		2009	2008	2007

4.	INCOME TAX

(a) The prima facie tax on net (loss) before tax
is reconciled to the income tax is as follows:
Prima facie tax income on net (loss) before
income tax at 30%
(2008 & 2007: 30%)	(2,256,837)	(4,068,203)	(3,342,696)
Effect of lower tax rates of tax on overseas
income	48	(286)	442

Add tax effect of:
(Over) provision of income tax in previous year
relating to a correction of estimates [1]	13,806	(288)	(2,697,461)
Equity issued for nil consideration	391,641	744,547	473,740
Research and development tax concession	(258,131)	(552,400)	(434,117)
Gain on fair value of financial liabilities	(231,729)	135,429	(182,307)
Other	1,701	116	2,452

Deferred tax asset not recognized	2,339,501	3,740,797	6,179,947

Income tax expense attributable to loss before
income tax	-	-	-

(b) Potential deferred tax asset at June 30,
2009, 2008 and 2007 in respect of tax losses not
brought to account is:	28,809,746	26,396,277	22,693,134
Temporary Differences	246,714	1,242,278	392,720

1 This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the Form 20-F for the year ended June 30, 2008, and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.

		Years Ended June 30,
		2009	2008

5.	TRADE AND OTHER RECEIVABLES

Accrued income	526	89,569
Goods and services tax receivable	-	31,072

	526	120,641

		Years Ended June 30,
		2009	2008

6.	OTHER ASSETS

Current
Prepayments	185,433	243,261
Term Deposit	-	11,064

Total	185,433	254,325

Non-current
Term Deposit	35,164	35,164

Total	35,164	35,164

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

			Years Ended June 30,
		Notes	2009	2008

7.	PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		646,399	599,793
Additions		36,191	46,606
Disposals		(86,162)	-

Balance at end of year		596,428	646,399

Accumulated depreciation
Balance at beginning of year		(577,250)	(551,902)
Disposals		84,316	-
Depreciation expense	4	(32,344)	(25,349)

Balance at end of year		(525,278)	(577,251)

Net book value at end of year		71,150	69,148

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 3.

	Years Ended June 30,
	2009	2008

Laboratory equipment, at cost	369,959	369,730
Less accumulated depreciation	(366,894)	(367,082)

Total laboratory equipment	3,065	2,648

Computer equipment, at cost	108,704	157,259
Less accumulated depreciation	(63,655)	(117,902)

Total computer equipment	45,049	39,357

Furniture and fittings, at cost	42,595	43,751
Less accumulated depreciation	(21,053)	(19,521)

Total furniture and fittings	21,542	24,230

Leasehold improvements, at cost	75,659	75,659
Less accumulated depreciation	(74,165)	(72,746)

Total leasehold improvements	1,494	2,913

Total	71,150	69,148

		Years Ended June 30,
		2009	2008

8.	TRADE AND OTHER PAYABLES

Trade creditors	109,871	172,204
Accrued research and development expenses	248,304	419,244
Accrued intellectual property expenses	111,217	19,313
Accrued personnel expenses	246	657
Accrued audit fees	124,069	122,993
Accrued marketing expenses	-	54,939
Other accrued expenses	10,435	59,763

Total	604,142	849,113

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS - in Australian dollars (unless otherwise noted)

			Years Ended June 30,
		Notes	2009	2008

9.	PROVISIONS

Current
Annual leave	17	126,427	121,082
Long service leave[1]		68,476	-

Total		194,903	121,082

Non-Current
Long service leave	17	48,389	89,361

A provision has been recognized for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

1 Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances.

The entire amount is presented as current, since the consolidated entity does not have an unconditional right to defer settlement. However, based on past experience, the consolidated entity does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not to be expected to be taken or paid within the next 12 months.

	Years Ended June 30,
	2009	2008

Long service leave obligation expected to be
settled after 12 months	68,476	-

		Years Ended June 30,
		2009	2008

10.	FINANCIAL LIABILITIES

Current
Warrants over ADRs	-	772,430

Following a meeting of shareholders on June 1, 2004, the Company issued 4 million ADRs (1 ADR = 10 ordinary shares) and warrants to purchase 3 million ADRs to U.S. investors. The U.S. investors acquired the ADRs at a price of USD 5.00 per ADR and also received a warrant to purchase 3 ADRs for each 4 ADRs purchased. The private placement raised USD 20 million (AUD 28.9 million) before costs. The warrants were exercisable for ADRs on or before June 4, 2009 at an exercise price of USD 8.00 per ADR. The warrants expired without being exercised on June 4, 2009.

Under IAS 32 paragraph 11, the warrants associated with this transaction are required to be classified as a Financial Liability, as opposed to Issued Capital, as a result of the warrants being exercisable in a foreign currency, that is a currency different to the functional currency of the Company.

During 2005 the International Financial Reporting Interpretations Committee (“IFRIC”) noted that based on the existing wording of IAS 32 (the International Financial Reporting Standards equivalent to AASB 132), any contract entered into by an entity to exchange a fixed number of its own equity instruments for a fixed amount of cash that is denominated in a foreign currency is a Financial Liability and not an equity instrument. The IFRIC discussed and questioned whether this was the appropriate and intended outcome of the standard, and consequently submitted a proposal to the International Accounting Standards Board (“IASB”) to amend IAS 32. As the IASB declined to make such an amendment to the standard, the IFRIC conclusion that instruments as described above should be classified as Financial Liabilities continues to stand.

As a consequence, on initial recognition the fair value of the warrants was required to be recognized as a Financial Liability at their fair value, reducing the Issued Capital recorded. At each reporting date the Financial Liability representing the warrants is required to be revalued to fair value with the movement in the fair value recorded in the Income Statement.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11.	COMMITMENTS AND CONTINGENCIES

There has been no change in contingent liabilities since the last annual reporting date.

The Company’s former Chief Executive Officer, who also served as a director, has threatened to initiate a claim against the Company arising from his alleged inability to freely transfer shares underlying certain unexercised ADR options previously granted to him pursuant to the Company’s 2004 ADS Plan. The Company believes, based on the explicit terms of the 2004 ADS Plan and applicable law and regulations, his allegations to be without merit and it intends to vigorously defend any such claim if formally asserted. No actions or other legal proceedings in respect of this case have been filed.

Otherwise, the consolidated entity is not involved in any legal or arbitration proceedings nor, so far as Directors are aware, are such proceedings pending or threatened against the consolidated entity.

In respect of expenditure commitments, refer to Note 16.

12.	ISSUED CAPITAL

		Years Ended June 30,
	Notes	2009	2008	2007

(a) Issued Capital
Fully paid ordinary shares	12(b)	67,487,345	67,140,659	52,726,073
Options for fully paid ordinary shares	12(c)	2,701,644	2,701,644	1,262,339

		70,188,989	69,842,303	53,988,412

(b) Movements in Issued Shares

	June 30,

	2009		2008		2007

	No.	$	No.	$	No.	$

Beginning of the year	201,800,240	67,140,659	151,517,978	52,726,073	128,144,260	46,274,127

Movement during the year	910,233	359,879	50,282,262	14,414,586	23,373,718	6,451,946

End of the year	202,710,473	67,487,345	201,800,240	67,140,659	151,517,978	52,726,073

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

12.	ISSUED CAPITAL (continued)

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$

October 30, 2007	Shares to investors as part of a private placement		29,778,699	0.24	7,047,624
December 24, 2007	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.27	8,437
December 24, 2007	Non cash share issue in consideration for services provided by consultants	(i)	250,000	0.30	75,000
December 24, 2007	Non cash share issue in consideration for services provided by consultants	(i)	22,135	0.25	5,534
February 26, 2008	Exercise of options – consultants		205,000	–	65,712
February 26, 2008	Exercise of options – employees		800,557	–	184,128

February 26, 2008	Non cash share issue in consideration for services provided by consultants	(i)	500,000	0.26	130,000
February 26, 2008	Non cash share issue in consideration for services provided by consultants	(i)	55,000	0.34625	19,044
February 26, 2008	Non cash share issue in consideration for services provided by consultants	(i)	9,115	0.25	2,279
March 20, 2008	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.50	15,625
March 20, 2008	Non cash share issue in consideration for services provided by consultants	(i)	55,000	0.34625	19,044
April 2, 2008	Exercise of options – employees		27,440	–	10,976
April 9, 2008	Exercise of options – employees		46,282	–	18,513
May 27, 2008	Shares to investors as part of a private placement		18,125,000	0.40	7,250,000
June 2, 2008	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.43	13,437

June 12, 2008	Exercise of options – consultants		275,000	–	113,895
June 25, 2008	Exercise of options – consultants		39,284	–	15,714
	Security issuance costs			–	(580,376)

Year ended June 30, 2008			50,282,262		14,414,586

Date	Details	Notes	Number	Issue Price	$

July 23, 2008	Exercise of options – consultants		80,000	–	38,400
July 31, 2008	Exercise of options – consultants		80,000	–	35,200
August 27, 2008	Exercise of options – employees		18,939	–	7,576
September 3, 2008	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.42	13,125
October 15, 2008	Exercise of options – employees		21,952	–	8,781
October 15, 2008	Exercise of options – employees		28,947	–	6,658
November 13, 2008	Exercise of options – consultants		49,803	–	11,455
December 3, 2008	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.30	9,375
December 4, 2008	Exercise of options – consultants		400,000	–	158,000
March 3, 2009	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.18	5,625
March 3, 2009	Exercise of options – consultants		136,842	–	65,684
	Security issuance costs				(13,193)

Year ended June 30, 2009			910,233		359,879

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

12.	ISSUED CAPITAL (continued)

(i) Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued. Shares issued to consultants have been valued as outlined below:

December 24, 2007, February 26, 2008, March 20, 2008 and June 2, 2008

The services provided by these consultants were documented in consultancy agreements which outlined remuneration in the form of an annual fee and share-based compensation in the form of shares. The equity-based compensation is not linked to any particular milestone or element of the services to be provided under the terms of the agreements.

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

(c) Movements in Options

	June 30,

	2009		2008		2007

	Number of Options	$	Number of Options	$	Number of Options	$

Beginning of the year	14,279,133	2,701,644	4,352,893	1,262,339	–	–

Movement during the year	–	–	9,926,240	1,439,305	4,352,893	1,262,339

End of the year	14,279,133	2,701,644	14,279,133	2,701,644	4,352,893	1,262,339

Details of option grants are as follows:

Date	Details	Exercise Price	Number	Fair Value	$

October 30, 2007	Options to investors as part of a capital raising	$0.37	3,628,598	0.15	544,290
October 30, 2007	Options to investors as part of a capital raising	$0.43	3,628,598	0.14	508,004
October 30, 2007	Options to investors as part of a capital raising	$0.37	1,188,323	0.15	178,248
October 30, 2007	Options to investors as part of a capital raising	$0.43	1,188,323	0.14	166,365
October 30, 2007	Options to investors as part of a capital raising	$0.37	146,199	0.15	21,930
October 30, 2007	Options to investors as part of a capital raising	$0.43	146,199	0.14	20,468

Year ended June 30, 2008			9,926,240		1,439,305

Year ended June 30, 2009			–		–

(d) Terms and Conditions of Issued Capital

Ordinary shares
Ordinary shares have the right to receive dividends as declared and, in the event of a winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to vote, either in person or by proxy, at a meeting of the Company’s shareholders.

Options
Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company’s shareholders. Options may be exercised at any time from the date they vest to the date of their expiration. Share options convert into ordinary shares on a one for one basis on the date they are exercised.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

12.	ISSUED CAPITAL (continued)

(e) Shares Issued after Reporting Date

After reporting date the following equity issues occurred:

Date	Details	Notes	Number	Issue Price	$

July 15, 2009	Exercise of options – consultants		80,000	–	15,200
July 15, 2009	Exercise of options – employees		100,666	–	22,167

			180,666		37,367

13.	RESERVES

		Years Ended June 30,
	Notes	2009	2008	2007

(a) Share Based Payments
Options for fully paid ordinary shares	13(b)	5,158,335	4,098,743	2,137,824
Options for ADRs	13(c)	1,515,434	1,515,434	1,515,434
Warrants for ADRs	13(d)	453,563	453,563	453,563

		7,127,332	6,067,740	4,106,821

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

(b) Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2009		2008		2007
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)

Beginning of the year	11,051,832	4,098,743	9,928,262	2,137,824	5,752,500	898,252
Issued during the year	3,099,818	760,913	5,617,133	1,949,511	5,908,762	1,153,422
Expired during the year	–	–	(1,100,000)	–	(825,000)	–
Forfeited during the year	–	–	(2,000,000)	(143,133)	(150,000)	(2,950)
Amortization of option expenses	–	–	–	563,479	–	195,839
Exercised during the year (Note 13(b))	(816,483)	(217,754)	(1,393,563)	(408,938)	(758,000)	(106,739)

End of the year	13,335,167	5,158,335	11,051,832	4,098,743	9,928,262	2,137,824

Details of option grants are summarized as follows.

2007

•     On October 13, 2006, the Company granted options to purchase 133,000 ordinary shares to employees under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on July 31, 2008. The fair value of the options is A$0.42.

•     On December 1, 2006, the Company granted options to purchase 3,200,000 ordinary shares to directors and an employee under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.80 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on July 31, 2009. The fair value of the options is A$0.38.
•     On December 1, 2006, the Company granted options to purchase 312,500 ordinary shares to an employee under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.08.
•     On April 16, 2007, the Company granted options to purchase 206,478 ordinary shares to employees under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011. The fair value of the options is A$0.40.
•     On April 16, 2007, the Company granted options to purchase 39,284 ordinary shares to an outside consultant under the 2004 ASX Plan (see Note 17) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011. The fair value of the options is A$0.40.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	RESERVES (continued)

•     On April 16, 2007, the Company granted options to purchase 1,000,000 ordinary shares to an employee under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.48.

•     On April 16, 2007, the Company granted options to purchase 40,000 ordinary shares to an outside consultant under the 2004 ASX Plan (see Note 17) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.36.
•     On May 31, 2007, the Company granted options to purchase 312,500 ordinary shares to an employee under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.08.
•     On June 12, 2007, the Company granted options to purchase 40,000 ordinary shares to an outside consultant under the 2004 ASX Plan (see Note 17) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is $A0.38.
•     On June 12, 2007, the Company granted options to purchase 375,000 ordinary shares to outside consultants under the 2004 ASX Plan (see Note 17) in consideration for services rendered to the Company. The options are exercisable once the ASX share price reaches A$0.50 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on December 31, 2011. The fair value of the options is $0.34.
•     On June 19, 2007, the Company granted options to purchase 250,000 ordinary shares to an employee under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable once the ASX share price reaches A$0.40 for five consecutive trading days. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is $0.34.

2008

•     On October 23, 2007, the Company granted options to purchase 431,992 ordinary shares to a consultant in recognition of services rendered to the Company. The options are exercisable at A$0.37 consideration and expire on October 31, 2010. The fair value of the options is A$0.15.

•     On October 23, 2007, the Company granted options to purchase 431,992 ordinary shares to a consultant in recognition of services rendered to the Company. The options are exercisable at A$0.43 consideration and expire on November 30, 2010. The fair value of the options is A$0.14.
•     On November 28, 2007, the Company granted options to purchase 400,000 ordinary shares to a consultant under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company. The options are exercisable at A$0.285 consideration and expire on December 17, 2008. The fair value of the options is A$0.11.
•     On February 26, 2008, the Company granted options to purchase 1,131,307 ordinary shares to employees under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.23.
•     On February 26, 2008, the Company granted options to purchase 375,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.29.
•     On March 14, 2008, the Company granted options to purchase 2,400,000 ordinary shares to directors and the Company’s secretary under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options were held in escrow for one year from the date of grant. The options are exercisable at A$0.30 consideration and expire on October 31, 2010. The grant was approved by the Company’s shareholders at the 2007 Annual General Meeting. The fair value of the options is $A0.50.
•     On March 20, 2008, the Company granted options to purchase 286,842 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.48.
•     On April 2, 2008, the Company granted options to purchase 80,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.48.
•     On May 15, 2008, the Company granted options to purchase 80,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.44.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	RESERVES (continued)

2009

•     On October 17, 2008, the Company granted options to purchase 2,000,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on June 30, 2010. The fair value of the options is A$0.28.
•     On June 16, 2009, the Company granted options to purchase 330,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.22.
•     On June 16, 2009, the Company granted options to purchase 574,981 ordinary shares to employees under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.19.
•     On June 16, 2009, the Company granted options to purchase 194,837 ordinary shares to employees under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.18.

(c) Movements in Options for ADRs

	Years Ended June 30,

	2009		2008		2007

	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)

Beginning of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434
Issued during the year	–	–	–	–	–	–

End of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

(d) Movement in Warrants for ADRs

	Years Ended June 30,
	2009		2008		2007
	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)

Beginning of the year	320,000	453,563	320,000	453,563	320,000	453,563
Expired during the year	(320,000)	–	–	–	–	–

End of the year	–	453,563	320,000	453,563	320,000	453,563

(e) Terms and Conditions of Reserves

Options and warrants
Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company’s shareholders. Options and warrants may be exercised at any time from the date they vest to the date of their expiration. Share options are exercisable into ordinary shares on a one for one basis on the date they are exercised. Options granted under the 2004 ADS Plan are exercisable into ADRs, being one option for one ADR, which equals ten ordinary shares, on the date they are exercised.

In Australia, there is not a set number of authorized shares, shares are not reserved for the exercise of options, and shares do not have a par value.

(f) Options and Warrants Issued after Reporting Date

There have been no options or warrants granted after reporting date.

On September 8, 2009, the Company entered into a private placement agreement with one of its institutional shareholders in the United States, under which it agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement. If shareholder approval is not obtained for the option grant, the options will be granted at such time that shareholder approval is no longer required for the grant under the rules of the ASX.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.	ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,

	2009	2008

Balance at beginning of year	(66,043,716)	(52,483,038)
Net loss for the year	(7,522,789)	(13,560,678)

Balance at end of year	(73,566,505)	(66,043,716)

15.	CASH FLOW INFORMATION

	Years Ended June 30,
	2009	2008	2007

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(7,522,789)	(13,560,678)	(11,142,320)

Non-cash items
Depreciation of property and equipment	34,190	25,349	58,582
Non-cash issue of equity in consideration of operating expenses	1,305,471	4,097,562	1,579,132
Foreign exchange (gain) loss	(15,501)	434,309	775,238
(Gain) loss on fair value of financial liabilities	(772,430)	451,429	(607,691)
Loss on sale of non-current asset	–	–	161

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	120,115	(24,142)	97,662
Decrease (increase) in other current assets	68,892	(85,786)	(57,707)
(Decrease) increase in trade and other payables	(244,971)	(812,496)	123,251
Decrease (increase) in provision for employee entitlements	32,849	83,063	(26,058)

Net cash flows used in operating activities	(6,994,174)	(9,391,390)	(9,199,750)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	4,304,977	468,619	456,193
- term deposit/on call	–	10,750,416	6,953,063
- commercial bill	–	–	–

Closing cash and cash equivalents balance	4,304,977	11,219,035	7,409,256

(c) Non-Cash Financing and Investing Activities

During the years ended June 30, 2009, 2008 and 2007, the Company issued shares and granted options in connection with non-cash transactions. See Notes 12(b) and 13(b).

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16.	EXPENDITURE COMMITMENTS

The Company has a non-cancelable operating lease contracted for but not capitalized in the financial statements. The Company has commitments under this contract within one year of $110,411 and between one year and five years of $40,521. The property lease is a non-cancellable lease with an 18 month term, with rent payable monthly in advance. The property lease commenced May 1, 2008 and is due to expire October 31, 2009. Commencing November 1, 2009, the lease has been renewed for a further term of 12 months. An option exists to renew the lease at the end of October 31, 2010 for a further 12 months. Within the lease agreement there is a contingent rental provision which allows the lease payments to be increased by 3.50% of the rental payments on an annual basis.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 20.

The Company has commitments under research and development contracts within one year of $449,677 and great than one year but less than three years of $43,028, last year commitments under research and development contracts within one year were $894,566. There are no researches and development contract commitments after one year for the years ended June 30, 2008 and 2007.

17.	SHARE BASED PAYMENTS

(a) Employee and Consultant Plans

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of employee and consultant plans designed to reward directors, employees and/or consultants for their contributions to the Company. The plans are to be used as a method of retaining key personnel for the growth and development of the Company. Due to Prana’s U.S. presence, a U.S. plan (the 2004 ADS Plan) and an Australian plan (the 2004 ASX Plan) were developed. At June 30, 2009, equity had been issued to one previous Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan. At June 30, 2008, equity had been issued to one former and four current Directors, three key management personnel, 16 employees and 10 consultants under the 2004 ASX Plan. At June 30, 2007, equity had been issued to one director under the 2004 ADS Plan and five directors, 10 consultants and 14 employees under the 2004 ASX Plan. At the 2004 Annual General Meeting shareholders authorized the Company to issue in the aggregate up to 12 million ordinary shares under the two plans. This was increased to 22 million ordinary shares at the 2005 Annual General Meeting. This was further increase to 30 million ordinary shares at the 2007 Annual General Meeting. The Share Plan Committee, a sub-committee of the Remuneration Committee administers the two plans and is able to change the terms of the equity issued under them from the default terms.

Under the 2004 ADS Plan, the exercise price must equal or exceed the fair value of the ADS on the date the options are awarded. The option expiration date cannot exceed ten years from the date the options were awarded. The default vesting conditions are 25% per year on the date the options were awarded.

Under the 2004 ASX Plan, the exercise price must be equal or be less than the market value of the ordinary shares on ASX on the date of grant. The option expiration date cannot exceed ten years from the date the options were granted. The default vesting conditions are 25% per year on the date the options were granted.

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,

	2009		2008		2007

	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)

Beginning of the year	10,187,848	0.08	9,928,262	0.06	4,927,500	0.11
Issued during the year	3,099,818	0.32	4,753,149	0.38	5,908,762	0.36
Exercised during the year	(816,483)	0.27	(1,393,563)	0.62	(758,000)	0.38
Expired during the year	–	Nil	(1,100,000)	Nil	–	Nil
Forfeited during the year	–	Nil	(2,000,000)	Nil	(150,000)	Nil

Outstanding at year end	12,471,183	0.14	10,187,848	0.08	9,928,262	0.06

Exercisable at year end	7,398,846	0.14	5,610,348	0.15	2,140,000	0.26

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

17.	SHARE BASED PAYMENTS (continued)

The range of exercise prices of options outstanding at period end is nil to A$0.50. These options have a weighted average remaining contractual life of one and a half years. The weighted average fair value of options granted during the period was determined in accordance with Note 1(p) as A$0.25, A$0.38 and A$0.36 for the years ended June 30, 2009, 2008 and 2007, respectively. The weighted average assumptions in calculating fair value were as follows:

•	risk-free interest rate of 4.12% for 2009 and 6.63% for 2008;
•	no dividends;
•	expected volatility of 155% for 2009 and 234.20% for 2008; and
•	expected life of 1.85 years for 2009 and two years for 2008.

Risk free interest rate – This is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date. The Australian government bond rate has been used for options which are exercisable for fully paid ordinary shares and the U.S. government bond rate has been used for options which are exercisable for ADRs.

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

Options existing in 2004 and 2006 to purchase 825,000 ordinary shares granted to a consultant outside of the 2004 ASX Plan expired in the year ended June 30, 2007.

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,

	2009	2008	2007

	Number of Shares	Number of Shares	Number of Shares

Beginning of the year	4,166,252	1,787,689	428,439
Issued during the year [1]	910,233	2,378,563	1,359,250

End of the financial year	5,076,485	4,166,252	1,787,689

1 In the years ended June 30, 2009 and 2008 this includes options to purchase 816,483 and 1,393,563 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,

	2009		2008		2007

	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)

Beginning of the year	380,000	US$5.00 (A$6.22)	380,000	US$5.00 (A$5.21)	380,000	US$5.00 (A$5.89)
Issued during the year [1]	–	–	–	–	–	–

Outstanding at year end	380,000	US$5.00 (A$6.22)	380,000	US$5.00 (A$5.21)		US$5.00 (A$5.89)

Exercisable at year end [1]	380,000	US$5.00 (A$6.22)	380,000	US$5.00 (A$5.21)		US$5.00 (A$5.89)

1 These options are exercisable into ADRs (one option granted under the 2004 ADS Plan is exercisable for one ADR = ten ASX shares)

The benefit to executives, employees, director and consultants is recognized in the financial statements over the period in which the services are provided. Refer to Notes 12, 13 and 20 for further information.

Options granted that have not been exercised carry no dividend rights or right to vote.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18.	SUBSEQUENT EVENTS

On September 8, 2009, the Company entered into a private placement agreement with one of its institutional shareholders in the United States, under which it will raise an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of its ordinary shares to such investor. Of such amount, A$3.0 million was paid at the closing of the private placement on September 11, 2009 and an additional A$3.0 million will be paid on or before September 30, 2009. The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR). The Company also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement. If shareholder approval is not obtained for the option grant, the options will be granted at such time that shareholder approval is no longer required for the grant under the rules of the ASX. The proceeds from the private placement will be used to support the Company’s research and development programs and to fund its working capital requirements.

Other than as described above, there have been no significant changes in the operation or financial condition of the Company since June 30, 2009.

19.	LOSS PER SHARE

	Years Ended June 30,

	2009	2008	2007

Basic and diluted loss per share	(0.04)	(0.08)	(0.08)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	202,357,885	174,714,146	140,754,495

The options and warrants in place do not have the effect of diluting the loss per share.

20.	KEY MANAGEMENT PERSONNEL COMPENSATION

(a) The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman Chief Executive Officer
Brian Meltzer	Non-Executive Director
George Mihaly	Non-Executive Director
Peter Marks	Non-Executive Director

(b) The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Richard Revelins	Company Secretary
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

Non-executive Directors are remunerated out of the aggregate amount approved by shareholders and at a level that is consistent with industry standards. Non-executive Directors do not receive performance based bonuses and prior shareholder approval is required to participate in any issuance of equity. No retirement benefits are payable other than statutory superannuation, if applicable.

The Company’s remuneration policy is not directly based on the Company’s performance, rather on industry practice.

The Company’s primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Company’s performance over the past four years.

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

The Company uses a variety of KPI’s to determine achievement, depending on the role of the executive being assessed. These include:

•	successful contract negotiations;
•	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or
•	achievement of research project milestones within scheduled time and/or budget.

	Short Term Benefits		Post-Employment	Equity

2009 Directors’ remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $

Geoffrey Kempler 1,2 & 4	299,904	–	29,992	240,413	570,309
Brian Meltzer 1&3	68,807	–	6,193	72,124	147,124
George Mihaly 1&3	62,500	–	–	72,124	134,624
Peter Marks 1&3	45,833	–	–	56,635	102,468

	477,044	–	36,185	441,296	954,525

1 This includes equity issued as per the Annual General Meetings held on November 30, 2006, November 30, 2005 and November 30, 2004. As per Australian accounting standards, the options granted to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80, respectively, for five consecutive trading days.

2 On March 1, 2009, Mr. Kempler voluntarily elected to reduce his salary, the total decrease was $73,484. This is a decrease to $329,896 from $403,380.

3 Effective from March 1, 2009, the Non-Executive Directors voluntarily elected to reduce their salaries by 50% for the period March 1, 2009 to June 30, 2009; this represents a decrease of:

Mr. Brian Meltzer	$15,000
Dr. George Mihaly	$12,500
Mr. Peter Marks	$ 9,167

4 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler. At June 30, 2009, $40,050 had been accrued to date. No amounts have been paid in the June 30, 2009 financial year.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity

2008 Directors’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $

Geoffrey Kempler [1,2,3,4]	351,273	50,000	35,127	741,072	1,177,472
Brian Meltzer [1]	91,743	–	8,257	247,321	347,321
George Mihaly [1]	75,000	–	–	247,321	322,321
Peter Marks [1]	75,000	–	–	231,790	306,790

	593,016	50,000	43,384	1,467,504	2,153,904

1 This includes equity issued as per the Annual General Meetings held on December 20, 2007, November 30, 2006, November 30, 2005 and November 30, 2004. As per IFRS the options with market conditions issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2004, 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80 respectively for five consecutive trading days. See the 2007 remuneration table for valuations of the options approved at the November 30, 2006, November 30, 2005 and November 30, 2004 Annual General Meetings. The value of the options approved at the December 20, 2007 Annual General Meeting were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: December 20, 2007
Exercise Price: $0.30
Stock Price: $0.50
Years to Expiry: 2.9
Volatility: 387%
Risk-free Interest Rate: 6.82%
Dividend Yield: 0%
Option Price: $0.50

2 On June 5, 2008, Mr. Kempler received a salary increase to $298,964 plus 10% superannuation for Executive Chairman duties and $67,765 plus 10% superannuation for Chief Executive Officer duties. Total package of $366,729 plus 10% superannuation which is effective on July 1, 2008. This is an increase from $351,273 plus 10% superannuation.

3 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler. At June 30, 2008 $12,573 had been accrued to date. No amounts have been paid in the June 30, 2008 financial year.

4 During the year Mr. Kempler received a cash bonus of $50,000 in accordance with his employment contract in relation to a successful capital raising.

	Short Term Benefits		Post-Employment	Equity

2009 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $

Richard Revelins1&2	66,667	–	–	44,307	110,974
Dianne Angus 3 & 4	292,256	–	26,303	11,718	330,277

	358,923	–	26,303	56,025	441,251

1 This includes equity issued as per the Annual General Meetings held on November 30, 2006, November 30, 2005 and November 30, 2004. As per Australian accounting standards the options granted to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options granted in 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach $1.00 and $0.80 respectively for five consecutive trading days.

2On March 1, 2009, Mr. Revelins voluntarily elected to reduce his salary by 50% for the period March 1, 2009 to June 30, 2009; this represents a decrease of $13,333.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

3 Ms Angus received unlisted options during the year. The option prices were calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 26 May 2009	Barrier: $0.00
Pricing Model: American	Days to Expiry: 1,898
Option Type: Call	Volatility: 52%
Barrier Type: Up and In	Risk-free Interest Rate: 3.56%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.22	Option Price: $0.18

4 In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2009, $17,449 had been accrued to date. No amounts have been paid in the June 30, 2009 financial year.

	Short Term Benefits		Post-Employment	Equity

2008 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $

Richard Revelins	80,000	–	–	219,428	299,428
Dianne Angus 1,2 & 3	280,191	–	25,217	115,000	420,408

	360,191	–	25,217	334,428	719,836

1 Ms Angus received a salary increase during the year to $292,256 plus 9% superannuation, which is an increase from 268,425 plus 9% superannuation.

2 Ms Angus received unlisted options during the year. The option prices were calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: December 5, 2007	Barrier: $0.00
Pricing Model: American	Days to Expiry: 1,059
Option Type: Call	Volatility: 79%
Barrier Type: Up and In	Risk-free Interest Rate: 6.46%
Strike Price: $0.00	Expected Dividends: $0.00
Spot Price: $0.23	Option Price: $0.23

3 In accordance with her employment contract, long service leave has been accrued for Ms Angus. At June 30, 2008 $29,895 had been accrued to date. No amounts have been paid in the June 30, 2008 financial year.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Director was under contract at June 30, 2009:

Directors	Duration	Notice Requirements	Termination		Bonus

Mr. Geoffrey Kempler	Until termination by either party Signed September 21, 2007	For Good Reason Mr. Kempler may terminate with 30 days notice Or Without Cause the Company may terminate with 90 days notice	•	Pay Mr. Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfill this clause	•	Bonus of $50,000 following a capital raising of at least A$7m (before costs) prior to September 30, 2007.

			•	Accrued entitlements including all unreimbursed business expenses	•	Bonus of $25,000 following a further capital raising of at least A$12m (before costs) anytime in the 2008 financial year.

			•	Accelerate the vesting of any unvested options	•	Bonus of $25,000 for attaining a share price above $0.60 for at least four consecutive trading days by June 30, 2008.

		Without Good Reason Mr. Kempler may terminate with 90 days notice Or With Cause the Company may terminate with 30 days notice	•	Bonus pro-rate only if termination occurs in 1st year	Bonus of $50,000 for implementation of the following:

					•	Completion of clinical trial recruitment by September 30, 2007 - $10K bonus

					•	Completion of signed Statistical Analysis Report by February 29, 2008 - $10K bonus

					•	Regular meetings (minimum twice yearly) of the full Integrated Advisory Board - $6k bonus

•

Review and provide written proposal to the board of Prana’s intellectual property portfolio to determine other value add opportunities for license, merger and acquisition or divestment by December 31, 2007 - $14K bonus

					•	Develop Prana staff retention strategy and action plan by October 31, 2007 and implement by December 31, 2007 - $10K bonus

•

As per Remuneration Committee Meeting, June 5, 2008, bonus of $100,000 for outstanding performance including the overseeing of a $A 7.3 million capital raising without incurring the over $400K of fees usually associated with this.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Senior Executives were under contract during the financial year ended June 30, 2009:

Key Management Personnel	Duration	Notice Requirements	Termination		Bonus

Ms Dianne Angus	Until termination by either party Signed October 2, 2006 Letter Agreement signed June 12, 2007	For Good Reason Ms Angus may terminate with 30 days notice Or Without Cause the Company may terminate with 120 days notice	•

Pay remuneration entitlements one year from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity

			•	Accrued entitlements including all unreimbursed business expenses

			•	Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice Or With Cause the Company may terminate without notice	•	Permitted to keep and/or exercise options that have vested at the time of termination

			•	Accrued entitlements including all unreimbursed business expenses

21.	AUDITORS’ REMUNERATION

	Years Ended June 30,
	2009	2008	2007

- audit fees: current year	120,951	219,920	240,800
- tax fees	–	–	–
- other fees	–	–	–

	120,951	219,920	240,800

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006. No non-audit services were provided by PricewaterhouseCoopers during the 2008 and 2009 fiscal years.

Deloitte Touche Tohmatsu served as the Company’s principal independent registered public accounting firm until November 30, 2006. The fees billed by Deloitte Touche Tohmatsu, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the 2009 and 2008 fiscal years were A$9,267 and A$71,773, respectively, for audit-related services provided in connection with a Securities and Exchange Commission review of the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2006 and an amendment to its annual report on Form 20-F for such period.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.	RELATED PARTY TRANSACTIONS

a.     Equity Interests in Subsidiaries
Prana owns 100% of its subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Ltd.

b.     Key Management Personnel Remuneration
Details of key management personnel remuneration is disclosed in Note 20 to the financial statements.

c.     Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2008	Received as Remuneration	Received on Exercise of Options	Net Change Other[1]	Balance June 30, 2009

	No.	No.	No.	No.	No.

Geoffrey Kempler	17,055,000	–	–	–	17,055,000
Brian Meltzer	326,666	–	–	–	326,666
George Mihaly	226,666	–	–	–	226,666
Peter Marks	43,111	–	–	–	43,111
Richard Revelins	20,308	–	–	–	20,308
Dianne Angus	250,000	–	–	–	250,000

	17,921,751	–	–	–	17,921,751

Fully Paid Ordinary Shares of the Company	Balance July 1, 2007	Received as Remuneration	Received on Exercise of Options	Net Change Other[1]	Balance June 30, 2008

	No.	No.	No.	No.	No.

Geoffrey Kempler	17,055,000	–	–	–	17,055,000
Colin Masters	184,666	–	–	(98,333)	86,333
Brian Meltzer	326,666	–	–	–	326,666
George Mihaly	226,666	–	–	–	226,666
Peter Marks	43,111	–	–	–	43,111
Richard Revelins[1]	20,308	–	–	–	20,308
Dianne Angus	–	–	250,000	–	250,000

	17, 856,417	–	250,000	(98,333)	18,008,084

Fully Paid Ordinary Shares of the Company	Balance July 1, 2006	Received as Remuneration	Received on Exercise of Options	Net Change Other[1]	Balance June 30, 2007

	No.	No.	No.	No.	No.

Geoffrey Kempler	17,055,000	–	–	–	17,055,000
Colin Masters	184,666	–	–	–	184,666
Brian Meltzer	326,666	–	–	–	326,666
George Mihaly	226,666	–	–	–	226,666
Peter Marks	43,111	–	–	–	43,111
Richard Revelins[1]	92,808	–	–	(72,500)	20,308
Ross Murdoch[2]	50,000	120,000	625,000	–	795,000
Dianne Angus	–	–	–	–	–

	17,978,917	120,000	625,000	(72,500)	18,651,417

1 These options were sold on market.
2 The balance at June 30, 2007, is the balance at date of resignation.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.	RELATED PARTY TRANSACTIONS (continued)

Share Options of the Company	Balance July 1, 2008 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2009 fiscal year	Balance June 30, 2009 No.	Total Vested and Exercisable June 30, 2009 No.	Total Unvested June 30, 2009 No.

Geoffrey Kempler	3,000,000		–	–	–	–	3,000,000	1,000,000	2,000,000
Brian Meltzer	950,000		–	–	–	–	950,000	350,000	600,000
George Mihaly	950,000		–	–	–	–	950,000	350,000	600,000
Peter Marks	950,000		–	–	–	–	950,000	350,000	600,000
Richard Revelins	650,000		–	–	–	–	650,000	350,000	300,000
Dianne Angus	1,500,000	194,837	–	–	–	–	1,694,837	1,500,000	194,837

	8,000,000	194,837	–	–	–	–	8,194,837	3,900,000	4,294,837

Share Options of the Company	Balance July 1, 2007 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2008 fiscal year	Balance June 30, 2008 No.	Total Vest and Exercisable June 30, 2008 No.	Total Unvested June 30, 2008 No.

Geoffrey Kempler	2,000,000	1,000,000	–	–	–	1,000,000	3,000,000	1,000,000	2,000,000
Colin Master	2,000,000	–	–	(2,000,000)	–	–	–	–	–
Brian Meltzer	600,000	350,000	–	–	–	350,000	950,000	350,000	600,000
George Mihaly	600,000	350,000	–	–	–	350,000	950,000	350,000	600,000
Peter Marks	600,000	350,000	–	–	–	350,000	950,000	350,000	600,000
Richard Revelins	800,000	350,000	–	–	(500,000)	350,000	650,000	350,000	300,000
Dianne Angus	1,250,000	500,000	(250,000)	–	–	750,000	1,500,000	1,500,000	–

	7,850,000	2,900,000	(250,000)	(2,000,000)	(500,000)	3,150,000	8,000,000	3,900,000	4,100,000

Share Options of the Company	Balance July 1, 2006 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2007 fiscal year	Balance June 30, 2007 No.	Total Vest and Exercisable June 30, 2007 No.	Total Unvested June 30, 2007 No.

Geoffrey Kempler	1,000,000	1,000,000	–	–	–	–	2,000,000	–	2,000,000
Colin Master	1,000,000	1,000,000	–	–	–	–	2,000,000	–	2,000,000
Brian Meltzer	300,000	300,000	–	–	–	–	600,000	–	600,000
George Mihaly	300,000	300,000	–	–	–	–	600,000	–	600,000
Peter Marks	300,000	300,000	–	–	–	–	600,000	–	600,000
Richard Revelins	500,000	300,000	–	–	–	–	800,000	300,000	500,000
Ross Murdoch[1]	–	625,000	(625,000)	–	–	625,000	–	–	–
Dianne Angus	–	1,250,000	–	–	–	1,000,000	1,250,000	1,000,000	250,000

	3,400,000	5,075,000	(625,000)	–	–	1,625,000	7,850,000	1,500,000	6,350,000

[1]The balance at June 30, 2007, is the balance at date of resignation.
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

The consolidated entity’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The consolidated entity’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the consolidated entity. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

(a) Market Risk

(i) Foreign Currency Risk

The consolidated entity engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet it’s foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	Consolidated Entity
	2009	2008

	$	$

Cash and cash equivalents ($USD)	211,286	301,751
Cash and cash equivalents (€EUR)	74,007	67,710
Cash and cash equivalents (£GBP)	725	73,230
Trade and other payables ($USD)	(53,338)	(22,916)
Trade and other payables (€EUR)	–	–
Trade and other payables (£GBP)	–	(957)

Total exposure	232,680	418,818

The consolidated entity has conducted a sensitivity analysis of its exposure to foreign currency risk. The consolidated entity is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past five years based on the year-end spot rates. The variables for USD and GBP being 4% and 11%, respectively. There has been no material change in the average annual movement in the AUD/EUR over the past five years based on the year-end spot rates.

Based on the financial instruments held at June 30, 2009, had the Australian dollar depreciated/appreciated by 4% against the U.S. dollar with all other variables held constant, the consolidated entity’s post-tax profit for the year would have been $7,249 lower / $8,508 higher (2008: $10,719 lower / $12,580 higher), mainly as a result of foreign exchange gains/losses on translation of U.S. dollar denominated financial instruments as detailed in the above table. The consolidated entity’s exposure to other foreign exchange movements is not material.

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

The consolidated entity exposure to interest rate risk has not changed since the prior year.

At June 30, 2009, the consolidated entity had the following cash accounts:

•	A$53,671 in Australia dollar cheque accounts at variable interest rates ranging from 0.02% to 1.36% as of June 30, 2009;
•	A$5,292 in Australia dollar savings accounts at an interest rate of 2% as of June 30, 2009;
•	A$16,882 in Australia dollar transaction accounts at variable rates ranging from 0% to 0.05% as of June, 2009.
•	A$3,942,443 in Australia Business Cash High Interest accounts at an interest rate of 3% as of June 2009;
•	A$313 in Australia dollar Business Cash accounts at an interest rate of 2.5% as of June 2009
•	US$168,039 (A$208,872) in a U.S. checking account at a interest rate of 0% as of June 30, 2009;
•	GBP$179 (A$368) in a GBP cheque account at a variable interest rate of 0% as of June 30, 2009;
•	EUR$40,833(A$81,715) in a EUR cheque account at a variable interest rate of 0% as of June 30, 2009;
•	A$35,164 in a six month term deposit at a fixed interest rate of 3.70% which matures on 11 August 2009;
•	A$200 in petty cash which does not earn any interest;
•	GBP$174 (A$357) in petty cash which does not earn any interest;
•	SEK$970 (A$156) in petty cash which does not earn any interest;
•	US$1,942 (A$2,414) in petty cash which does not earn any interest; and
•	CA$2 (A$2) in petty cash which does not earn any interest.

The weighted average interest rate is 2.77% for cash and cash equivalents and 0.59% for terms deposits over three months and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

At June 30, 2008, the consolidated entity had the following cash accounts:

•	A$25,554 in Australia dollar cheque accounts at variable interest rates ranging from 0.10% to 6.25% as of June 30, 2008;
•	A$6,800,000 in a three month term deposit at a fixed interest rate of 7.95% as of June 30, 2008;
•	A$3,950,416 in at call deposit account, earning interest of 7.20% as of June 30, 2008;
•	US$286,264 (A$298,029) in a U.S. checking account at a interest rate of 1.43% as of June 30, 2008;
•	GBP$35,075 (A$72,869) in a GBP cheque account at a variable interest rate of 3.57% as of June 30, 2008;
•	EUR$41,166 (A$67,710) in a EUR cheque account at a variable interest rate of 3.16% as of June 30, 2008;
•	A$11,064 in a 12 month term deposit at a fixed interest rate of 7.25%which matures on 13 January 2009;
•	A$35,164 in a three month term deposit at a fixed interest rate of 6.30%which matures on 11 August 2008;
•	A$200 in petty cash which does not earn any interest;
•	GBP$174 (A$361) in petty cash which does not earn any interest;
•	SEK$970 (A$169) in petty cash which does not earn any interest;
•	US$3,575 (A$3,727) in petty cash which does not earn any interest; and
•	CA$5 (A$5) in petty cash which does not earn any interest.

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

The consolidated entity’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2009	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years

Financial Assets
Cash and cash equivalents	$4,299,229	–	–	$5,748	$4,304,977	2.77%
Trade and other receivables	–		–	$526	$526
Other current assets	–	$35,164	–	$185,433	$220,597	0.59%

	$4,299,229	$35,164	–	$191,707	$4,526,100

Financial Liabilities
Payables	–	–	–	$604,142	$604,142
Other financial liabilities	–	–	–	–	–

	–	–	–	$604,142	$604,142

June 30, 2008	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years

Financial Assets
Cash	$464,162	$10,750,416	–	$4,456	$11,219,035	7.45%
Receivables	–	–	–	$120,641	$120,641
Other current assets	–	$46,228	–	$243,261	$289,489	6.53%

	$464,162	$10,796,644	–	$368,359	$11,629,165

Financial Liabilities
Payables	–	–	–	$849,113	$849,113
Other financial liabilities	–	–	–	$772,430	$772,430

	–	–	–	$1,621,543	$1,621,543

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

24.	FINANCIAL INSTRUMENTS (continued)

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

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

2009	Less than 6 months	6-12 months	Total contracted cash flows	Carrying amounts

		Consolidated Entity
Trade and other payables	604,142		604,142	604,142
Other financial liabilities	–		–	–

		Parent
Trade and other payables	602,782		602,782	602,782
Other financial liabilities	–		–	–

2008
		Consolidated Entity
Trade and other payables	849,113	–	849,113	849,113
Other financial liabilities	772,430	–	772,430	772,430

		Parent
Trade and other payables	848,072	–	848,072	848,072
Other financial liabilities	772,430	–	772,430	772,430

(d) Capital Risk Management
The consolidated entity’s objectives when managing capital are to safeguard the consolidated entity’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the consolidated entity may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the consolidated entity consists of equity attributed to equity holders of the consolidated entity, comprising contributed equity, reserves and accumulated losses disclosed in Notes 12, 13 and 14. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company’s Management the Board monitors the need to raise additional equity from the equity markets.

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

Dated: September 23, 2009