Form 20-F
period 2010-06-30
PRANA BIOTECHNOLOGY LTD
filed 2010-11-09
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2010

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

Ordinary Shares, as of June 30, 2010                                                                 234,045,871

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

Yes ☐  No ☒

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

We have not obtained or applied for trademark registrations.  Any trademarks and trade names appearing in this annual report are owned by their respective holders.

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

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated.  The following selected consolidated financial data as of June 30, 2010 and 2009 and for the years ended June 30, 2010, 2009 and 2008 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of June 30, 2008, 2007 and 2006 and for the years ended June 30, 2007 and 2006 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Operations Data:
	Year Ended June 30,
	2010	2009	2008	2007	2006
	(in A$, except number of shares)
Revenue from continuing operations	215,008	428,193	490,943	507,150	762,023
Other income	-	-	170	287	288,263

Research and development expenses, net	(87,992)	(2,215,358)	(5,757,168)	(4,492,193)	(7,613,045)
Research and development expenses - related party	-	-	-	-	-
Personnel expenses	(3,087,234)	(3,832,804)	(5,350,189)	(4,554,731)	(3,418,008)
Intellectual property expenses	(431,082)	(1,107,534)	(469,428)	(600,232)	(466,426)
Auditor and accounting expenses	(168,909)	(129,998)	(331,950)	(260,117)	(205,815)
Travel expenses	(234,555)	(195,251)	(146,651)	(309,997)	(212,184)
Public relations and marketing expenses	(130,090)	(222,679)	(141,337)	(215,455)	(134,750)
Depreciation expenses	(35,290)	(34,190)	(25,349)	(58,582)	(118,196)
Amortization expenses	-	-	-	-	-
Other expenses	(940,699)	(978,875)	(975,404)	(1,008,563)	(824,625)
Foreign exchange gain (loss)	(6,079)	(6,723)	(402,886)	(757,578)	223,454
Impairment of intangible assets	-	-	-	-	-
Gain (loss) on fair value of financial liabilities	-	772,430	(451,429)	607,691	128,715
Net loss	(4,906,922)	(7,522,789)	(13,560,678)	(11,142,320)	(11,590,594)
Loss per share – basic and diluted	(0.02)	(0.04)	(0.08)	(0.08)	(0.09)
Weighted average number of ordinary shares outstanding - basic and diluted	227,527,388	202,357,885	174,714,146	140,754,495	128,053,601

Balance Sheet Data:

	As at June 30,
	2010	2009	2008	2007	2006
	(in A$ )
Cash and cash equivalents	5,227,298	4,304,977	11,219,035	7,409,256	10,013,778
Working capital*	5,135,625	3,643,502	9,762,015	5,564,304	7,698,283
Total assets	6,801,417	4,597,250	11,698,313	7,722,185	10,421,146
Net assets	5,229,316	3,749,816	9,866,327	5,612,195	7,800,658
Issued capital	75,120,164	70,188,989	69,842,303	53,988,412	46,274,127
Share based payment reserves	8,582,579	7,127,332	6,067,740	4,106,821	2,867,249
Accumulated deficit during development stage	(78,473,427)	(73,566,505)	(66,043,716)	(52,483,038)	(41,340,718)
Total equity	5,229,316	3,749,816	9,866,327	5,612,195	7,800,658

*Working capital is the difference between current assets and liabilities.

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Year Ended June 30,	At Period End	Average Rate	High	Low
2006	0.7301	0.7478	0.7792	0.7014
2007	0.8488	0.7859	0.8521	0.7377
2008	0.9615	0.8965	0.9654	0.7672
2009	0.8048	0.7480	0.9849	0.6005
2010	0.8567	0.8822	0.9405	0.7723

Month	High	Low
May 2010	0.9324	0.8069
June 2010	0.8855	0.8100
July 2010	0.9068	0.8323
August 2010	0.9221	0.8772
September 2010	0.9726	0.8861
October 2010	1.0330	0.9542

The noon buying rate on October 31, 2010 was US$0.9843 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We anticipate that we will require substantial additional funds within the next 12 months in order to achieve our long-term goals and complete the research and development of our pharmaceutical product candidates.  In addition, we will require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses.  We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.  In August 2010, our shareholders approved a private placement of up to 225,000,000 of our ordinary shares (or ADRs representing 225,000,000 ordinary shares) at price per share of at least 80% of the average market price of our ordinary shares for the five trading days prior to the issuance of the shares.  The private placement will be to clients of Southern Cross Equities Limited, other Australian financial service license holders and Quintiles Limited, or Quintiles.  We intend to use the funds raised in the private placement to facilitate the funding of a Phase IIb clinical trial for PBT2 in patients with Alzheimer’s disease.  We have not issued any shares or ADRs under the private placement to date.  Such financing may not be available from any sources on acceptable terms, or at all, and we may not be able to license our assets or establish new strategic alliances or other arrangements with corporate partners on acceptable terms, or at all.  The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners.  Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to have a material adverse effect on our business, financial condition and results of operations.

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

We have incurred losses in every period since we began operations in 1997.  We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2.  We reported net losses of A$4,906,922, A$7,522,789 and A$13,560,678 during the fiscal years ended June 30, 2010, 2009 and 2008, respectively.  As of June 30, 2010, our accumulated deficit was A$78,473,427.  We may never be able to achieve or maintain profitability.

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

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous governmental authorities in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMEA.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA in the United States and the MHRA in the United Kingdom.  These processes can take many years and require the expenditure of substantial resources.  Governmental agencies may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications.  Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates.  We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

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

We may not be able to manufacture sufficient quantities of PBT2 or any other development or product candidates in a cost-effective or timely manner.  Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets.  Any delays in production would delay our pre-clinical and human clinical trials, which could have a material adverse effect on our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture PBT2 and any other development or product candidates for large-scale, pre-clinical and/or clinical trials.  We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production.  We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis.  We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies.  We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

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

We typically rely on a single manufacturer to develop Good Manufacturing Practice (GMP) synthetic processes for our lead compounds.  Our lead compound, PBT2, was manufactured by the Institute of Drug Technology Australia Limited until early 2008.  During late 2008, we transferred our PBT2 drug substance manufacturing process technology to Dr. Reddy’s Laboratories Limited based in Hyderabad, India to enable future and efficient large scale manufacture of PBT2 for any future prospective large scale clinical trial.  We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2.  We intend to continue this approach, subject to ongoing appraisal of our manufacturing needs and financial position.  We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have no experience in marketing, sales or distribution of pharmaceutical products.  If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital.  Qualified personnel may not be available in adequate numbers or at a reasonable cost.  Further, additional financing may not be available on acceptable terms, or at all, and our sales staff may not achieve success in their marketing efforts.  Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities.  We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully.  Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully.  Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

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

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future.  During the last two fiscal years, the market price for our ordinary shares on the Australian Stock Exchange has ranged from as low as A$0.12 to a high of A$0.53 and the market price of our American Depositary Shares on the NASDAQ Capital Market has ranged from as low as US$1.00 to a high of US$5.06.  The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

Your ownership interest in our company may be diluted as a result of additional financings.

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term.  In August 2010, our shareholders approved a private placement of up to 225,000,000 of our ordinary shares (or ADRs representing 225,000,000 ordinary shares) at price per share of at least 80% of the average market price of our ordinary shares for the five trading days prior to the issuance of the shares.  The private placement will be to clients of Southern Cross Equities Limited, other Australian financial service license holders and Quintiles.  The ordinary shares will be issued no later than three months after the date of the shareholder approval (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act 2001 or the Australian Securities and Investments Commission).  We intend to use the funds raised in the private placement to facilitate the funding of a Phase IIb clinical trial for PBT2 in patients with Alzheimer’s disease.  Any such financing may dilute the relative holdings of our current shareholders.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADRs who are U.S. residents face income tax risks.  There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the last five fiscal years, under a literal application of the asset test described above, which looks solely to market value.  We believe that we will once again qualify as a PFIC during the taxable year ended June 30, 2011.  If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.  United States residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Listing Rules.  As an Australian company listed on the NASDAQ Capital Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings.  In addition, we may follow Australian law instead of the NASDAQ Listing Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

On June 16, 2005, we announced that we had completed a review of our strategic development programs and we reaffirmed our commitment to PBT2, our current lead candidate for the potential treatment of Alzheimer’s disease.  PBT2 was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease in early August 2003.  PBT2 is the result of rational drug design.  It was built “from the ground up” to fulfill very specific criteria.  It was designed so that it will be orally bioavailable and cross the blood-brain barrier.  PBT2 was selected from over 300 compounds that had been developed by us at such time on the basis of its significant effectiveness in both pre-clinical in vitro and in vivo testing.  It was designed to have an improved safety and efficacy profile compared to PBT1.  Phase I trials for PBT2 were completed by February 2006 in healthy young and aged volunteers and demonstrated that the drug was well tolerated and suitable for Phase II clinical development.  During 2007, a Phase IIa clinical study was undertaken in elderly patients with Alzheimer’s disease over three months.  The top line results were announced in February 2008, including the primary endpoints of safety and tolerability being met together with several secondary endpoints in biomarker and cognition endpoints also being met.  In July 2008, the results of the Phase IIa trial were published in The Lancet Neurology journal.  The key findings included that PBT2 was well tolerated, with the safety profile of PBT2 being similar to that of the placebo, that the level of Abeta in the cerebrospinal fluid was significantly lowered and that two measures of executive cognitive function were improved in patients on the higher dose of PBT2.  Also in July 2008, the results of extensive pre-clinical research findings for PBT2 were published in the journal Neuron.  The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission.  In March 2009, we published further data on the impact of PBT2 on synapses in transgenic animal models.  The findings demonstrated that PBT2 could prevent the loss of synapses in these Alzheimer’s disease animal models, indicating that PBT2 has a potent neuroprotective effect on neurons, consistent with the observation that PBT2 can improve cognitive performance in impaired transgenic animals.

In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the neuropsychological test battery, or NTB, arising from the Phase IIa trial.  The corrected results show that in addition to two measures of executive cognitive function found to be significantly improved, the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo.  In April 2010, we published an unblinded analysis of the responses of individual patients treated with PBT2 in the Phase IIa clinical trial in The Journal of Alzheimer’s Disease.  The analysis demonstrates that there was a significant probability that any patient that showed cognitive executive function improvement in the trial was being treated with 250mg of PBT2.  Moreover, 81% of patients taking the 250mg dose of PBT2 responded better on the executive function of the NTB score than the best performing patient on placebo.  Improvement in ADAS-cog, a measure of memory and cognition, was observed in patients treated with 250mg of PBT2, almost reaching statistical significance by 12 weeks of the Phase IIa trial.  The corrected cognitive data from the Phase IIa trial together with the additional analysis provides strong evidence of the ability of PBT2 to improve cognitive executive function as measured by the NTB.  For details regarding clinical trials for PBT2, our lead compound, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

In August 2009, a key patent protecting our clinical drug asset PBT2 was granted in Europe by the European Patent Office, or the EPO.  The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington’s disease.  The European patent has a 20 year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions.  In July of 2010, we received notification from the EPO that the mandatory nine month post grant opposition period had expired in Europe and that the patent had been entered into the European Register of Patents.  Also in August 2009, we received a notice of allowance from the United States Patent and Trade Mark Office, or USPTO, for our key patent protecting our clinical drug asset PBT2.  The patent was granted in November 2009.  The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2.  In April 2010, the USPTO granted a recalculation of such U.S. patent term to extend it by 889 days and accordingly, such patent will expire on December 21, 2010.  It is possible that the patent may be further extended in the future under the pharmaceutical extension of term provisions that apply in the United States.

In September 2009, we received a report on a study conducted on PBT519, our lead brain cancer MPAC, by the Royal Melbourne Hospital.  The report showed that PBT519 was able to significantly prevent the growth of the tumors of the deadly glioblastoma multiforme form of brain cancer in mouse models of the disease.  Moreover, PBT519 appeared to be very well tolerated and was at least as efficacious as the current leading form of chemotherapy, temozolomide.  The data indicates that PBT519 may work synergistically with temozolomide in reducing the growth of such brain tumors.

In September 2010, we announced that we have selected a new novel lead drug candidate with potential to be developed as a disease modifying treatment for Parkinson’s disease, PBT434.  See Item 4.B “Business Overview - Platform Technology and Research Programs - Parkinson's Disease.”

On August 17, 2010, our shareholders approved a private placement of up to 225,000,000 of our ordinary shares (or ADRs representing 225,000,000 ordinary shares) at price per share of at least 80% of the average market price of our ordinary shares for the five trading days prior to the issuance of the shares.  The private placement will be to clients of Southern Cross Equities Limited, other Australian financial service license holders and Quintiles.  The ordinary shares will be issued no later than three months after the date of the shareholder approval (or such later date as may be permitted by an ASX waiver of the Listing Rules, the Corporations Act 2001 or the Australian Securities and Investments Commission).  The shareholders also approved the participation of our directors in the private placement.  We intend to use the funds raised in the private placement to facilitate the funding of a Phase IIb clinical trial for PBT2 in patients with Alzheimer’s disease.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships.  In the three fiscal years ended June 30, 2010, our capital expenditures have totaled A$99,795.  Since July 1, 2010, we have incurred A$3,216 in capital expenditures.

B.	Business Overview

Prana’s Background

Medical science has made a significant number of breakthroughs over the past century.  The average life span in western cultures has substantially increased.  The diseases associated with aging have, however, yet to be fully understood or effectively treated.  It is now believed that a number of age-related diseases may be capable of being treated.

The protein believed to be involved in the toxicity associated with Alzheimer’s disease is beta amyloid.  Very little was known about beta-amyloid protein until 1984 when Professors Colin Masters, Konrad Beyreuther and the late Dr. George Glenner sequenced the chemistry of the protein which has since become the dominant focus of Alzheimer’s disease research world-wide.

In 1987, Professors Masters, Beyreuther and Rudi Tanzi of Harvard Medical School discovered how beta-amyloid was produced and in 1994, Professor Ashley Bush of Harvard Medical School discovered that the interaction between metals and beta-amyloid is associated with the toxicity seen in Alzheimer’s disease, hopefully paving the way for the development of therapeutic drugs to treat the disease.

Our intellectual property has been developed over an extended period through the collaborative efforts of highly regarded scientists and research institutions in this field.

Research Institutions

The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities, listed below, and through a team of scientists employed or engaged by our company who are based at the University of Melbourne:

•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

•	The University of Melbourne, Department of Pathology;

•	The Mental Health Research Institute in Melbourne; and

•	The Biomolecular Research Institute in Melbourne.

Work conducted at the first three of these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease.  Our research efforts led to the development of a novel MPAC within the same chemical class as PBT1, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and a library of approximately 600 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT1 with the remaining MPACs of other chemical classes).  Our research program aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease as well as for our other major disease indications (such as Huntington’s disease, Parkinson’s disease, certain cancers and age-related macular degeneration).

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

Alzheimer’s Disease.  Research is ongoing to increase our understanding of the neuropathology of Alzheimer’s disease.  Our research continues to focus on the structure and function of beta-amyloid and its precursor, and protein structural studies specifically around the sites of interaction between metals, metal complexes and our MPACs and the significant proteins in Alzheimer’s disease, such as Amyloid Precusor Protein and beta-amyloid.  PBT2, our lead compound from our MPAC library for Alzheimer’s disease, has been extensively tested in both in vitro and in vivo animal models for its ability to reduce both the amount of Abeta and its toxic effects in the brain.  Results of the research, which were published in the journal Neuron in July 2008, demonstrate that PBT2 can rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses (the space) between neurons, enabling improved neurotransmission.  Experimental work during 2008 and 2009 has shown that PBT2 can also prevent the loss of neuronal synapses, a feature of the brain degeneration associated with Alzheimer’s disease.  During 2009 and 2010, our scientists further examined the apparent link between aging and disease related defects due to metal imbalances in the brain.  In February 2010, we reported in The Journal of Neuroscience on the loss of synaptic zinc uptake mechanisms in aged animal models and how this correlated with cognitive impairment.  Our scientists also investigated the molecular basis for the neuroprotective qualities of PBT2 in animal models of Alzheimer’s disease.  They found that several important intracellular signaling pathways required for neuronal function were stimulated when animals were treated with PBT2.  These findings provide an insight into how PBT2 helps preserve and protect neurons in Alzheimer’s disease and also in animal models of Huntington’s disease. For a description of the history and development of our lead MPAC, PBT2, as a therapeutic for the treatment of Alzheimer’s disease, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington’s disease.  The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington’s disease model mice and its promising safety and efficacy findings in the recently completed Alzheimer’s disease Phase IIa study with PBT2.  The report concluded that PBT2 was recommended to proceed to clinical trials in Huntington’s disease research participants.  Further work undertaken by our scientists during 2009 and 2010 on the neuroprotective qualities of PBT2 provides further evidence that PBT2 may be considered for clinical application in Huntington’s disease.  Others scientists have previously published data that demonstrates that the levels of copper in the brains of Huntington’s disease animals, such as the R6/2 mouse model, have elevated levels of copper relative to normal mice and that copper promotes the aggregation of the mutant Huntington protein formed in the brains of affected animals.  Our scientists hypothesize that PBT2 may benefit Huntington’s patients by preventing the aggregation of the huntingtin protein and through its neuroprotective properties, help to maintain normal neuronal function.

Parkinson's Disease.  Parkinson’s disease, another crippling disease of the aging population, causes a progressive slowing of movement, tremors and the loss of fine motor control due to the death of substantia nigra cells in the brain.  The substantia nigra cells produce the neurotransmitter dopamine in the brain, which is required for normal motor coordination.  Increasingly, dementia is also being recognized as a significant component of Parkinson’s disease.  Existing therapies, such as dopaminergic agents, may provide some short-term symptomatic relief, but do not address the underlying cause of the disease.  We believe that our platform technology may affect the aggregation of the proteins concerned and may provide a pathway for reversing the disease.  Parkinson’s disease ranks among the most common late life neurodegenerative diseases.

During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model of the disease, which concluded with positive results.  In addition, groups unrelated to us have published data that demonstrates the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease.  These two mouse models mimic the disease by using these toxins to destroy over time the cells of the substantia nigra, the area of the brain affected in Parkinson’s disease, leading to motor function loss.  Based on these positive results with clioquinol in such two mouse models, we began investigating the efficacy of other selected MPACs in these two models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease.  Currently, we have identified six potential compound leads that demonstrate the ability to rescue the substantia nigra neuronal cells in both models of Parkinson’s disease, that otherwise perish over time as the disease progresses.  During 2009 and 2010, a lead Parkinson’s disease candidate emerged, PBT434, which demonstrated significant ability to protect substantia nigra cells from the toxic effects of the two toxins, 6-hydroxydopamine and MPTP, when administered in the two models of Parkinson’s disease, and motor function and coordination was also markedly improved in both models.  This neuroprotection and motor improvement was observed when the candidate compound was administered after toxins had destroyed significant amounts of substantia nigra tissue, indicating that the compound can restore and maintain normal neuronal function. In September 2010, we announced that we have selected PBT434 as a new novel lead drug candidate with potential to be developed as a disease modifying treatment for Parkinson’s disease.

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

In September 2009, we received a report on a study conducted on PBT519, our lead brain cancer MPAC, by the Royal Melbourne Hospital.  The report showed that PBT519 was able to significantly prevent the growth of the tumors of the deadly GBM form of brain cancer in mouse models of the disease.  Moreover, PBT519 appeared to be very well tolerated and was at least as efficacious as the current leading form of chemotherapy, temozolomide.  The data indicates that PBT519 may work synergistically with temozolomide in reducing the growth of such brain tumors.

Clinical Trials for Our Lead Compound

In February 2005, we were awarded a research and development START grant of A$1.35 million to take PBT2 through safety testing and Phase I clinical trials for Alzheimer’s disease.  Formal pre-clinical toxicology testing for PBT2 was completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands.  On November 7, 2005, we announced the successful completion of the first Phase I trial for PBT2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT2.  Data from the study shows that PBT2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT2 and those receiving the placebo.  Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased/decreased predictably and in a linear manner, both of which are desirable characteristics for a central nervous system drug.  Concurrent findings in a pre-clinical mouse model indicate that PBT2 passes into the brain more extensively than its predecessor, PBT1.  On February 7, 2006 we announced the completion of the second Phase I safety clinical trial for PBT2.  This trial was a multi-dose escalation trial of PBT2 conducted in elderly, healthy male and female volunteers completed in December 2005.  Volunteers were dosed at a selected dose for seven days; the dose range was from 200mg to 800mg per day.  Both Phase I trials demonstrated that PBT2 was well tolerated and suitable for progression to Phase II trials in patients with Alzheimer’s disease.

In parallel to such clinical studies, chronic pre-clinical animal toxicology studies and the development work for GMP manufacture of PBT2 required for Phase II clinical studies was conducted and completed by the third calendar quarter of 2006.  On July 20, 2006, while preparations for the Phase IIa clinical trial were underway, we announced key pre-clinical efficacy findings with PBT2 demonstrating that PBT2 could rapidly enhance memory function within five days of dosing in an Alzheimer’s disease mouse model, improve synaptic function and significantly reduce soluble beta-amyloid protein levels in mouse models of Alzheimer’s disease in acute 24 hour experiments.  On October 5, 2006, we announced the grant of approval from the Swedish Medical Products Agency (a Swedish regulatory authority) to undertake a Phase IIa clinical trial in elderly patients with mild Alzheimer’s disease in Sweden.  On December 19, 2006, we announced that dosing had commenced in the Phase IIa clinical trial.  The Phase IIa trial was a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease.  Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints were measured.  On August 6, 2007, we announced that 55 patients (of the planned 80) had been randomized to participate in the Phase IIa clinical trial, of which 30 patients had completed the trial, and that the independent Data Safety Monitoring Board, or DSMB, appointed by us upon the recommendation of Dr. Craig Ritchie and Quintiles, for the Phase IIa clinical trial of PBT2 had reviewed the data of over 50 patients and concluded there have been no treatment-related serious adverse events or withdrawals and that the trial was safe to continue in accordance with the original protocol.  On September 24, 2007, we announced that the enrollment for the Phase IIa trial had been completed and that we expected to report results during the first calendar quarter of 2008.  On November 29, 2007, we announced that the DSMB had completed its cycle of safety review meetings and reported to us that of the 59 patients included in the review at that time, there had been no treatment-related serious adverse events or withdrawals.  The DSMB confirmed that the trial was safe to continue.  Patient dosing was completed on December 18, 2007, and we announced the formal completion of the study on January 2, 2008.  On February 26, 2008, we publicly released the top line trial results and announced that the trial primary endpoints of safety and tolerability were met.  We also announced that with respect to the secondary endpoints, namely biomarker, cognition and behavioral changes, several significant and promising changes were observed.  Specifically, that in the cerebrospinal fluid (CSF), PBT2 treatment at a 250mg dose resulted in a significant decrease in the target Abeta 42 protein.  In addition, at the 250mg dose, while no significant effect was observed with the ADAS-cog, two of the five NTB tests for improvement in executive function were significantly improved.  In July 2008, the results of the Phase IIa trial were published in The Lancet Neurology journal.  The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission.  Also in July 2008, the results of extensive pre-clinical research findings for PBT2 were published in the journal Neuron.  The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission.

In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the NTB cognitive findings arising from the Phase IIa trial.  The corrected results show that in addition to two measures of executive cognitive function found to be significantly improved, the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo.  In April 2010, we published an analysis of the responses of individual patients treated with PBT2 in the Phase IIa clinical trial in the Journal of Alzheimer’s Disease.  The analysis demonstrated that there was a significant probability that any patient that showed cognitive executive function improvement in the trial was being treated with 250mg of PBT2.  Moreover, 81% of patients on the 250mg dose of PBT2 responded better on the executive function of the NTB score than the best performing patient on placebo.  Improvement in ADAS-cog, a measure of memory and cognition, was observed with patients treated with 250mg of PBT2, almost reaching statistical significance by 12 weeks of the Phase IIa trial.  The corrected cognitive data from the Phase IIa trial together with the additional analysis provides strong evidence of the ability of PBT2 to improve cognitive executive function as measured by the NTB.

Also in November 2009, Prana presented its pre-clinical and clinical information package on PBT2 to the FDA in accordance with the Pre-Investigational New Drug (IND) Consultation Program.  The meeting provided useful guidance on possible steps to take to open an IND Application with the FDA to undertake clinical trials in the United States in Alzheimer’s disease or Huntington’s disease.  The meeting provided us with important information to help form our regulatory strategy for the development of PBT2 in these neurological indications.

During the first half of 2010, we developed a Phase IIb trial protocol to test PBT2 in a Phase II trial in patients with Alzheimer’s disease under the guidance of an international protocol steering committee.  The protocol provides for a substantial trial measuring the effects of PBT2 on cognition and functional abilities in patients with mild to moderate Alzheimer’s disease.  We have not yet scheduled a Phase IIb trial in patients with Alzheimer’s disease, which will require significant funding.  In addition, we have begun to devise a protocol to test PBT2 in a Phase II trial in patients with Huntington’s disease.

Rational Drug Design

Rational drug design employs experiment-based models, which target the molecular composition of various substances (in the case of Alzheimer’s disease the beta-amyloid protein) to allow the design of new chemical entities with the propensity to influence targeted substances and processes.  In the case of MPACs, the targeted substances believed important are proteins and metals and the process of specific interest is believed to be metal-mediated oxyradical formation which leads to neurodegenerative changes.

Our medicinal chemistry program, previously based at laboratories leased from The University of Melbourne, was transferred in October 2009 to a laboratory leased from The University of Melbourne’s Bio21 Molecular Science and Biotechnology Institute, which is a multidisciplinary research centre that specializes in medical, agricultural and environmental biotechnology.  Accommodating more than 500 research scientists, students and industry participants, the Bio21 Institute is one of the largest biotechnology research centers in Australia.

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

PBT2, our current Alzheimer’s disease lead MPAC product candidate, was selected from this “rationally designed” pipeline in 2003 and is the first such new and specifically designed compound to move into formal development.  It has been built “from the ground up” to fulfill very specific criteria.  It was designed so that it will be orally bioavailable and cross the blood-brain barrier.  PBT2 was selected from several hundred compounds that had been developed by us at such time.  It has been designed to have an improved safety and pharmacokinetic profile and has demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing.  For details regarding our PBT2 clinical trials see above in this Item 4.B.  “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

MPACs from different chemical classes to those of PBT1 and PBT2, with different structural characteristics have shown differential behavior in screens for neurological disorders other than Alzheimer’s disease.  For example, over the last few years we have generated a series of MPACs differentiated for their ability to be efficacious in animal models of Parkinson’s disease and brain cancer.

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

Patent	Status	Invention
“A method for assaying and treating Alzheimer’s Disease” Filed: November 12, 1992 Applicant: The University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in Australia, Japan, Canada and the United States and validated in certain European countries.
The invention includes claims directed to the use of specified modulators in the treatment of Alzheimer’s disease.  Granted European claims include the use of zinc binding agents for oral administration in the treatment of Alzheimer’s Disease.

“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the United States and Australia. Patents in Europe and Canada are undergoing examination, and examination has been requested in Japan.
The invention encompasses claims to specific classes of agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation
Patents have been granted in Australia and New Zealand.  A Notice of Allowance has been issued in the United States.  Applications are under examination in the United States (divisional), Canada, China, Japan and Europe.

The invention is directed to an immunotherapy strategy using tyrosine cross-linked protein aggregates.  The approach may be used in the treatment of Alzheimer’s disease and other amyloid related conditions.

“8-Hydroxyquinoline derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited
Patents in Europe, the United States, New Zealand, Russia, Singapore, Australia, Mexico and South Africa have been granted.  A patent in Hong Kong has been registered.  Applications in India, Japan, Israel, Canada and China are under examination.  Examination has been requested in Brazil and South Korea.

The invention is directed to chemical structures of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited
Patents in the United States, New Zealand, India, Australia, South Africa and Singapore have been granted.  Applications in China, Russia, Canada, Europe, Japan and Israel are under examination.  Examination has been requested in Brazil, Mexico and South Korea.  A patent in Hong Kong has been processed.  Divisional applications have been filed in Europe and Japan.

The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

Patent	Status	Invention
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited
Patents have been granted in Singapore, Mexico and South Africa.  An application in Russia has been accepted.  Examination has been requested in Brazil, Canada, India, Israel, Japan and Korea. Applications in Europe, the United States, Australia, New Zealand and China are under examination.  A patent in Hong Kong has been processed.

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
“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited
An application has been accepted in South Africa. Applications have been filed in Australia, Canada, China, Europe, Israel, New Zealand, the United States, South Korea, Japan, India, Brazil and Singapore.
This invention is directed to novel MPAC compounds and compounds for the treatment of age-related macular degeneration.
“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	Applications have been filed in Canada, China, Europe, the USA and Japan. An application in Australia is under examination.	This invention is directed to novel MPAC compounds and compounds for treating certain cancers.
“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	National phase applications have been filed in Australia, Canada, New Zealand, Europe, the United States and Japan.	This invention is directed to anti-amyloid (metallo-complexes) compounds for the treatment of Alzheimer’s disease.

Patent	Status	Invention
“Processes for the preparation of 8-hydroxy quinoline derivatives” Filed: December 11, 2008 Applicant: Prana Biotechnology Limited	An Australian provisional application has been filed.	This invention is directed to synthetic routes for 8-Hydroxyquinoline derivatives.
“Quinazolinone compounds” Filed: December 24, 2008 Applicant: Prana Biotechnology Limited	A complete international (PCT) application has been filed.	This invention is directed to novel compounds and to compounds used in the treatment of Parkinson’s disease.

Patents and License Agreements

On May 7, 1999, we entered into a patent assignment and license agreement with The University of Melbourne.  The agreement provided for the assignment to us of various patents and patent rights to us comprised of an international patent application (PCT application) entitled ‘A method of assaying and treating Alzheimer Disease.’  The therapeutic claims of interest, which have been granted in Europe, Australia and Canada, are directed to a method for treating the disease by modulating divalent or trivalent cation and/or heparin interaction in a patient with Amyloid Precusor Protein.  The technologies or products that may arise from the invention include therapeutic agents such as zinc binding agents that modulate processing of Amyloid Precusor Protein.  In consideration of the assignment of the patents, we were required to make certain payments to the University of Melbourne and to pay a royalty of 1.5% on the net price of products sold utilizing such patents.  In addition, we were required to pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any license we granted or sub-licensee we appointed to utilize the patents.

On February 8, 2000, we entered into a patent assignment and intellectual property licensing agreement with The Biomolecular Research Institute, or BRI, under which two patent applications were assigned to us.  One is an international patent application (PCT application) entitled ‘Beta-Amyloid Peptide Inhibitors’ which is granted in Australia and in the United States and in prosecution in Canada, Europe and Japan.  The invention is directed to compounds which block the metal binding site on Beta-Amyloid.  The technologies or products that may arise from this invention include metallo-based compounds as therapeutics or preventative treatments for Alzheimer’s disease.  The other patent entitled ‘Method of Screening for inhibitors of Alzheimer’s Disease,’ an Australian provisional application that matured into a patent application in the United States, was allowed to lapse in the second half of 2009.  In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents.  In addition, we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any licensee or sub-licensee we appoint to utilize such patents, or a minimum of A$2,000 a year.  If the patent rights are assigned before a total of A$20,000 has been paid as royalties, the difference between the royalties paid and A$20,000 must be paid to BRI.  To date, we paid a total of $350,000 under the agreement, all of which amount was paid in 2000.  On September 10, 2007, we, BRI and the Commonwealth Scientific and Industrial Research Organization, or CSIRO, executed an Assignment and Novation Deed under which BRI assigned to CSIRO all of its rights and obligations under the patent assignment agreement, including entitlement to royalties.

On January 1, 2001, we entered into a license agreement with GHC, under which we licensed from GHC certain patents.  The agreement was subsequently amended on August 8, 2001 and March 15, 2004.  Under the agreement, as amended, the license for a particular patent expires at the end of the term of the patent rights under the respective patent.  In general, the anticipated patent expiration date is 20 years from the filing date of the respective patent application.  Under the agreement, we agreed to pay GHC a total of U.S.$166,590 in monthly installments over a 30 month period beginning January 1, 2001 and U.S.$182,000 in monthly installments over a 30 month period beginning August 1, 2001 for the right to use the results of research under the license agreement.  Such obligations have been satisfied by us in full, and we hold the rights under the license.  We currently retain a license under the agreement with GHC for the patent ‘Neurotoxic Oligomers.’  This international patent application (PCT application) was filed on June 28, 2000 and matured into national phase prosecution in Canada, China, Europe, Japan and the United States.  Patents have been granted in Australia and New Zealand to both active vaccines and the use of antibodies as a passive vaccine for Alzheimer’s disease.  A patent has also been granted in the United States containing claims to an active vaccine and a further divisional patent has been filed in the United States that contains claims to antibodies as a passive vaccine for Alzheimer’s disease.  The patent is expected to expire on June 28, 2020.  The invention is directed to a novel target for an Alzheimer’s disease vaccine.  The technologies or products that may arise from this invention include toxic dimerized full length or fragments of beta-amyloid as active vaccines for Alzheimer’s disease or antibodies to these beta-amyloid fragments as passive vaccines for Alzheimer’s disease.  The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention.  The milestones have not been met to date.

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

Regulatory Considerations

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from those activities will be, subject to regulation by numerous governmental authorities in Australia, principally the TGA (Therapeutic Goods Administration), the FDA (the Food and Drug Administration) in the United States, the MHRA (Medicines Control Agency) in the United Kingdom and the EMEA (European Medicines Evaluation Authority).  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMEA and MHRA.

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

For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”  We cannot make any assurances that we will be able to enter into a collaborative arrangement with a large pharmaceutical or biotechnology company to commercialize PBT2.  Nor can we make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all.  Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible and commercially appropriate, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.

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

Our two wholly owned subsidiaries, Prana Biotechnology Inc., incorporated in the United States, and Prana Biotechnology UK plc, incorporated in the United Kingdom, are currently inactive.

D.	Property, Plants and Equipment

Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet.  The lease for the office space, which expires on October 31, 2010, has an annual rental of A$114,901 for the period through October 31, 2010.  We have exercised our option to extend the lease for an additional 12 months, at an annual rent of approximately A$104,761.

We own computer equipment, office furniture and laboratory equipment.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  Initially we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease, which we ceased in April 2005 due to an unacceptably high level of an impurity found in the compound.  In early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease.  We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

Other income recognition.  We recognize other income to the extent that it is probable that the economic benefits will flow to us and the other income can be reliably measured.  Reimbursements of expenses are recognized as an offset of the expense (see Note 4a to the consolidated financial statements).

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

Significant Costs and Expenses

Research and development expenses, net.  Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf.  Research and development expenses also include costs associated with the acquisition and development of patents.

Personnel expenses.  Our personnel expenses consist of directors’ fees, consultancy fees paid to clinicians and scientists, salaries and benefits paid to employees and officers, and equity-based payments awarded to directors, officers and employees.  Personnel expenses include salaries and fees paid to employees and consultants involved in research and development activities.

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

Gain (loss) on fair value of financial liabilities.  Each reporting period we are required to revalue financial liabilities.  We recorded financial liabilities attributable to warrants that were issued to the investors in our private placement in the United States in June 2004.  The warrants, which expired on June 4, 2009, permitted the investors to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR.  Because the warrants were exercisable in a currency that is not the functional currency of our company, they are required to be classified as a financial liability.  When the fair value of the outstanding warrants increased or decreased, the difference was recorded as a gain or loss, as applicable, on the fair value of financial liabilities. The warrants expired without being exercised.

Results of Operations

Year ended June 30, 2010 compared to year ended June 30, 2009

Revenue from continuing operations

Revenue from continuing operations decreased to A$215,008 for the year ended June 30, 2010 from A$428,193 for the year ended June 30, 2009, a decrease of A$213,185, or 49.79%.  Revenue from continuing operations consisted of A$215,008 and A$428,154 in interest income for the years ended June 30, 2010 and 2009, respectively.  The decrease in revenue from continuing operations in the 2010 fiscal year is primarily attributable to lower interest income as a result of a reduction in cash and cash equivalents and lower prevailing interest rates.

Other Income

We did not have other income for the years ended June 30, 2010 and 2009.

Research and development expenses, net

Our net research and development expenses (including research and development expenses paid to related parties) decreased to A$87,992 for the year ended June 30, 2010 from A$2,215,358 for the year ended June 30, 2009, a decrease of A$2,127,366, or 96.03%.  For the year ended June 30, 2010, we incurred research and development expenses of A$2,340,377 (including research and development expenses paid to related parties), which amount was offset by a A$2,252,385 one-time reimbursement that we received in connection with a research and development contract that we had previously entered into with Quintiles.  We anticipate that in fiscal year 2011, our research and development expenditure will be primarily directed at possible Phase II studies of PBT2 for the treatment of Alzheimer’s disease and/or Huntington’s disease.  In addition, we also intend to investigate lead MPAC candidate compounds for Parkinson’s disease and brain cancer models and the effect of our monoclonal antibody in models of Alzheimer’s disease.

Personnel expenses

Personnel expenses decreased to A$3,087,234 for the year ended June 30, 2010 from A$3,832,804 for the year ended June 30, 2009, a decrease of A$745,570, or 19.45%.  The decrease in personnel expenses in the 2010 fiscal year is primarily attributable to decreased equity-based compensation in the form of options and shares issued to directors, employees and consultants.  In the 2010 fiscal year, we expensed A$730,480 in respect of equity-based payments to directors, consultants and employees compared to A$1,305,471 in the 2009 fiscal year.  Personnel expenses in the 2010 and 2009 fiscal years include a portion of the total fair value of options granted to our directors and employees in the previous fiscal years of A$214,952 and A$516,432, respectively.  The decrease in personnel expense in the 2010 fiscal year is also due to a decrease in consulting and director fees for such period.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased to A$431,082 for the year ended June 30, 2010 from A$1,107,534 for the year ended June 30, 2009, a decrease of A$676,452, or 61.08%.  The decrease in intellectual property expenses in the 2010 fiscal year was primarily due to substantially reduced intellectual licensing activity in such period.  In addition, patent portfolio costs decreased to A$426,105 in the 2010 fiscal year from A$628,865 in the 2009 fiscal year, primarily due to the completion of prosecution of key patents in Europe and Japan during the 2009 fiscal year.

Auditor and accounting expenses

Auditor and accounting expenses increased to A$168,909 for the year ended June 30, 2010 from A$129,998 for the year ended June 30, 2009, an increase of A$38,911, or 29.93%.  The increase in auditor and accounting expenses in the 2010 fiscal year is primarily attributable to an increase in auditor fees resulting from increased market rates and costs associated with preparation for the expected auditor attestation report on our internal control over financial reporting, which requirements no longer applies to our company .

Travel expenses

Travel expenses increased to A$234,555 for the year ended June 30, 2010 from A$195,251 for the year ended June 30, 2009, an increase of A$39,304, or 20.13%.  The increase in travel expenses in the 2010 fiscal year is primarily attributable to increased overseas travel by executives and consultants for activities associated with Phase II studies for PBT2.

Public relations and marketing expenses

Public relations and marketing expenses decreased to A$130,090 for the year ended June 30, 2010 from A$222,679 for the year ended June 30, 2009, a decrease of A$92,589, or 41.58%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The decrease in public relations and marketing expenses in the 2010 fiscal year is primarily attributable to a decrease in public relations consultant fees, together with the appreciation of the Australian dollar against the U.S. dollar during the 2010 fiscal year, which decreased the Australian dollar value of such U.S. dollar denominated expenses.

Depreciation expenses

Depreciation expenses increased to A$35,290 for the year ended June 30, 2010 from A$34,190 for the year ended June 30, 2009, an increase of A$1,100, or 3.2%.  The increase in depreciation expenses in the 2010 fiscal year is primarily attributable to additional plant and computer equipment in the aggregate amount of A$22,665 that we purchased during the 2010 fiscal year.

Other expenses

Other expenses decreased to A$940,699 for the year ended June 30, 2010 from A$978,875 for the year ended June 30, 2009, 2008, a decrease of A$38,176, or 3.9%.  The decrease in other expenses in the 2010 fiscal year is primarily attributable to a decrease in insurance and office costs.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$6,079 for the year ended June 30, 2010 compared to a foreign exchange loss of A$6,723 for the year ended June 30, 2009.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euro.  In the 2010 fiscal year, the Australian dollar appreciated against the U.S. dollar, while in the 2009 fiscal year the Australian dollar depreciated against the U.S. dollar.  In fiscal 2010, we incurred a foreign exchange gain of A$38,584 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$108 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$40,492 attributable to cash balances that were held in Euros and a foreign exchange loss of A$4,063 attributable to foreign currency transactions.  In fiscal 2009, we incurred a foreign exchange gain of A$5,536 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$5,893 attributable to the cash balances that were held in British Pounds, a foreign exchange gain of A$4,072 attributable to cash balances that were held in Euros and a foreign exchange loss of A$22,224 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

We did not record a gain or loss on fair valuation of financial liabilities for 2010 fiscal year.  We recorded a gain on fair value of financial liabilities of A$772,430 for the year ended June 30, 2009 attributable to the warrants that were issued in connection with our private placement of securities in the United States in June 2004 that expired on June 4, 2009.  The gain and loss on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

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

Research and development expenses, net

Research and development expenses, net  (including research and development expenses paid to related parties) decreased to A$2,215,358 for the year ended June 30, 2009 from A$5,757,168 for the year ended June 30, 2008, a decrease of A$3,541,810, or 62%.  The decrease in research and development expenses, net in the 2009 fiscal year is primarily attributable to most costs associated with the Phase IIa clinical trial being expended in the 2008 fiscal year.  The trial commenced in December 2006 and was completed in February 2008.

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

Recently Issued International Accounting Standards and Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2010 reporting periods.  Our assessment of the impact of these new standards and interpretations is described below.

IFRS 2009-8 Amendments to International Accounting Standards – Group Cash-Settled Share-Based Payment Transactions [IFRS 2] (effective for all accounting periods commencing on or after January 1, 2010).  The amendments made by the IASC to IFRS 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognize an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash.  They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction.  We will apply these amendments retrospectively for the financial reporting period commencing on July 1, 2010.  We do not expect the adoption of these amendments to have an impact on our consolidated financial statements.

IFRS 2009-10 Amendments to International Accounting Standards – Classification of Rights Issues [IAS 32] (effective for all accounting periods commencing on or after 1 February 2010).  In October 2009, the IASC issued an amendment to IAS 32 Financial Instruments: Presentation, which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer.  Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated.  Previously, these issues had to be accounted for as derivative liabilities.  The amendment must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.  We will apply the amended standard from July 1, 2010.  As we have not made any such rights issues, the amendment will not have any effect on our consolidated financial statements.

IFRS 7 Financial Instruments and IFRS 2009-11 Amendments to International Accounting Standards arising from IFRS 7 (effective from 1 January 2013).  IFRS 7 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect our accounting for our financial assets.  The standard is not applicable until January 1, 2013, but is available for early adoption.  We are yet to assess its full impact.  However, initial indications are that it may affect our accounting for our available-for-sale financial assets, since IFRS 7 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognized directly in profit or loss.  For the year ended June 30, 2010, we did not recognize any such gains or losses in other comprehensive income.  We have not yet decided when to adopt IFRS 7.

Revised IAS 24 Related Party Disclosures and IFRS 2009-12 Amendments to International Accounting Standards (effective from 1 January 2011).  In December 2009, the IASC issued a revised IAS 24 Related Party Disclosures.  It is effective for accounting periods beginning on or after January 1, 2011 and must be applied retrospectively.  The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party.  We will apply the amended standard from July 1, 2011.  When the amendments are applied, we will need to disclose any transactions between our subsidiaries and associates.  However, we have not yet put systems into place to capture the necessary information.  It is therefore not possible to disclose the financial impact, if any, of the amendment on the related party disclosures.

IFRIC Interpretation 19 Extinguishing Financial Liabilities with Equity Instruments and IFRS 2009-13 Amendments to International Accounting Standards Arising from Interpretation 19 (effective from 1 July 2010).  IFRIC Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap).  It requires a gain or loss to be recognized in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.  We will apply the interpretation from July 1, 2010.  It is not expected to have any impact on our consolidated financial statements since it is only retrospectively applied from the beginning of the earliest period presented (July 1, 2009) and we have not entered into any debt for equity swaps since that date.

IFRS 2009-14 Amendments to International Interpretation – Prepayments of a Minimum Funding Requirement (effective from 1 January 2011).  In December 2009, the IASC made an amendment to Interpretation 14: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.  The amendment removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to an entity’s defined benefit scheme.  It permits entities to recognize an asset for a prepayment of contributions made to cover minimum funding requirements.  We do not make any such prepayments.  The amendment is therefore not expected to have any impact on our consolidated financial statements.  We  intend to apply the amendment from July 1, 2011.

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2010 our accumulated deficit totaled A$78,473,427.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million, but we have not received any government grants since 2006.

In March 2003, we completed the conversion of our 7,289,310 outstanding listed options into ordinary shares.  As a result of the conversion, we received approximately A$3.5 million in net proceeds, which were added to our working capital.  In September 2003, we raised approximately A$4.7 million, net of issuance costs, through a private placement of 7.1 million ordinary shares to institutional and accredited investors at a subscription price of A$0.70 per share.

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

In October 2007, we raised A$8.5 million (before costs) in a private placement of 29.8 million of our ordinary shares (equivalent to 2.98 million ADRs) to professional and institutional investors in Australia and the United States at a price of A$0.285 per ordinary share (approximately US$2.97 per ADR) and three-year options to purchase an additional 4.94 million ordinary shares (equivalent to 494,000 ADRs) at an exercise price of A$0.37 per ordinary share (approximately US$3.85 per ADR) and an additional 4.94 million ordinary shares (equivalent to 494,000 ADRs) at an exercise price of A$0.43 per ordinary share (approximately US$4.48 per ADR).  To date, no options have been exercised.

In May 2008, we raised A$7.3 million (before costs) in a private placement of 18.13 million of our ordinary shares (equivalent to 1.8 million ADRs) to professional investors in Australia and the United States at a price of A$0.40 per ordinary share (approximately US$4.16 per ADR).

In December 2008, we raised A$114,000 (before costs) from the exercise of options previously granted to a consultant.  The options were exercised at $A0.285 per ordinary share (approximately US$4.43 per ADR).

In September 2009, we raised A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement to one of our institutional shareholders in the United States of 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement.  Shareholder approval for the issuance of the shares and option grant was obtained in November 2009.  We also agreed to issue to the investor up to an additional 3,000,000 ordinary shares, or 300,000 ADRs, if the daily closing price of our ordinary shares on the ASX on any day from the date of the private placement until five days after the date on which the registration statement for the ordinary shares issued in the private placement is declared effective, declines below A$0.19, based on a formula set forth in the agreement.  The foregoing condition was met and based on the agreed upon formula, we issued to the investor an additional 750,000 ordinary shares, pursuant to the approval of our shareholders obtained in November 2009.  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

In July 2010, we raised A$1.15 million (US$1.0 million) (before costs) in a private placement of 7.065 million of our ordinary shares (equivalent to 0.7 million ADRs) to Quintiles, at a price of A$0.1624 per ordinary share (US$1.624 per ADR).  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

From inception to June 30, 2010, our capital expenditures have totaled A$513,761 (including A$200,000 of noncash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne.  Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2010 of A$58,527.  We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We had A$5,227,298 of cash and cash equivalents at June 30, 2010, compared to A$4,304,977 at June 30, 2009.

There remains significant uncertainty as to our ability to continue as a going concern for the 12 month period ended June 30, 2011 and, therefore, whether we will realize our assets and extinguish our liabilities in the normal course of business and at the amounts stated in our consolidated financial statements for the year ended June 30, 2010.  However, our directors believe that the going concern basis of preparation is appropriate given the funding expected from the following sources:

•
Since inception, we have been able to raise funds to pursue our research programs, raising in excess of $85 million (before costs) through the issuance of equity and warrants.  In the past 12 months we have demonstrated that we can raise capital by raising A$6.0 million (before costs) through the issuance of equity.  Our directors believe that we can raise additional funding to enable us to continue to pursue our current business objectives and at our annual general meeting held on August 17, 2010, our shareholders approved the issuance of 225,000,000 ordinary shares to raise approximately A$27 million, dependant on the final issuance price.

•
Given the significant uncertainty of capital markets, other sources of funding to support the current business objectives are being pursued in parallel, including potential joint venture arrangements, merger, acquisition and other means of leveraging resources from potential partners to continue our business objectives over the 12 month period ended June 30, 2011.  We currently have no specific plans, commitments, proposals, arrangements or agreements for any such arrangement, merger or acquisition.

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of June 30, 2010.  Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2010	2009	2008
	(A$)
Net cash used in operating activities	(4,708,939)	(6,994,174)	(9,391,390)
Net cash used in investing activities	(22,667)	(36,192)	(81,770)
Net cash provided by financing activities	5,655,944	100,807	13,717,248
Net increase (decrease) in cash and cash equivalents	924,338	(6,929,559)	4,244,088
Cash and cash equivalents at beginning of period	4,304,977	11,219,035	7,409,256
Exchange rate adjustments on cash held in foreign currencies	(2,017)	15,501	(434,309)
Cash and cash equivalents at end of period	5,227,298	4,304,977	11,219,035

Net cash used in operating activities was A$4,708,939, A$6,994,174 and A$9,391,390 during the years ended June 30, 2010, 2009 and 2008, respectively.  Our payments to suppliers and employees during the years ended June 30, 2010, 2009 and 2008 were A$4,923,648, A$7,511,372 and A$9,766,851, respectively.  The decrease from the year ended June 30, 2009 to the year ended June 30, 2010 was primarily due to a decrease in research and development expenditure.  During the year ended June 30, 2010, our research and development expenditure was offset by a A$2,252,385 one-time reimbursement under a research and development contract.  The decrease from the year ended June 30, 2008 to the year ended June 30, 2009 was primarily due to decrease in research and development expenditure.  During the years ended June 30, 2010, 2009 and 2008, our payments to suppliers and employees was offset by interest income of A$214,709, A$517,198 and A$375,461, respectively.

Net cash used in investing activities was A$22,667, A$36,192 and A$81,770 during the years ended June 30, 2010, 2009 and 2008, respectively.  Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment for the years ended June 30, 2010, 2009 and 2008.  Net cash provided by financing activities was A$5,655,944, A$100,807 and A$13,717,248 for the years ended June 30, 2010, 2009 and 2008.  Cash flows provided by financing activities during the year ended June 30, 2010 are attributable to a private placement of our ordinary shares to an institutional investor in the United States in September 2009.  Cash flows provided by financing activities during the year ended June 30, 2009 are attributable to a consultant exercising options to purchase 400,000 ordinary shares at an exercise price of A$0.285 per share (after costs).  Cash flows provided by financing activities during the year ended June 30, 2008 are attributable to private placements of our ordinary shares in Australia and the United States in October 2007 and May 2008.

We realized a foreign exchange loss of $A2,017 for the year ended June 30, 2010 compared to a foreign exchange gain of A$15,501 for the year ended June 30, 2009 and a foreign exchange loss of A$434,309 for the year ended June 30, 2008.  In 2008 and 2010, the Australian dollar appreciated against the U.S. dollar by 11% and 5%, respectively, while in 2009, the Australian dollar depreciated against the U.S. dollar by 16%.

C.	Research and Development, Patents and Licenses

Early in our company’s history, our activities were primarily focused on the acquisition and development of patents to enable the research and development of our core technology.  In January 2001, we entered into an exclusive license agreement with the General Hospital Corporation to access patented technologies that could be of assistance in the discovery and characterization of lead compounds (see Item 4.B. “Information on the Company - Business Overview - Patents and License Agreements”).  This license also provided us access to PBT1 (clioquinol) for drug development in Alzheimer’s disease.  To build a cost effective research and development company, in December 2000 we entered into an agreement with the University of Melbourne to conduct on our behalf certain research programs in Alzheimer’s disease and other neurological disorders, to undertake basic mechanistic research on our compounds and conduct screens to assess therapeutic utility of our compounds (see Item 10 “Additional Information - Material Contracts”).  In recent years, we increased our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Huntington’s disease, cancers, Parkinson’s disease and age-related macular degeneration.  These collaborative arrangements ensure that we work with well-respected laboratories with specific expertise in screening and animal modeling of relevance to the particular indication, without incurring ongoing administrative and personnel costs.  We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Research and development expenses,net amounted to A$87,992, A$2,215,358 and A$5,757,168 during the years ended June 30, 2010, 2009 and 2008, respectively.  Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$431,082, A$1,107,534 and A$469,428 during the years ended June 30, 2010, 2009 and 2008, respectively.

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf, including personnel, testing facilities and other payments in accordance with our research and clinical agreements.  Research and development expenses also include costs associated with the acquisition and development of patents.  We do not maintain accounting systems to accurately track research and development costs on an individual project basis because a significant portion of our historic research and development expenses benefited our two major research and development projects, and therefore were not tracked individually by project; rather, we tracked these costs by the type of costs incurred.  Such costs are charged to operations as incurred.  See Note 4 to the consolidated financial statements.  Due to the numerous variables and the uncertain nature of the development of a clinical compound, we are not able to reasonably estimate the nature, timing and costs of the future expenditures necessary to complete our research and development projects, the anticipated completion dates of each project and when material net cash flows from our research and development programs will commence.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2010.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	152,672	114,152	38,520	-	-
Purchase obligations*	2,238,230	2,151,895	86,335	-	-
Total	2,390,902	2,266,047	124,855	-	-
_____________________
* Purchase obligations relate solely to our patents and license agreements described under Item 4.B. “Information on the Company - Business Overview - Patents and License Agreements.” and our research and development agreement described under Item 10 “Additional Information - Material Contracts.” Purchase obligations exclude obligations under our employment agreements with Mr. Geoffrey Kempler, our Chief Executive Officer, and Ms. Dianne Angus, our Chief Operating Officer (see Item 6.C. “Operating and Financial Review and Prospects - Compensation”) and our consulting agreement with Professor Ashley Bush (see Item 10. “Additional Information - Material Contracts”).  See Note 20 to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	55	Chairman of the Board of Directors and Chief Executive Officer
Richard Revelins	48	Chief Financial Officer and Secretary
Dianne Angus	50	Chief Operating Officer
Paul Marks	60	Director
Peter Marks(1)	54	Director
Brian D. Meltzer(1)(2)	56	Director
George W. Mihaly(1)(2)	57	Director
_________________________
(1)           Member of the Audit Committee
(2)           Member of the Remuneration Committee, Share Plan Committee and Nominations Committee

Geoffrey Paul Kempler has served as the Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer.  Mr. Kempler is one of the founders of our company.  Mr. Kempler is a qualified psychologist.  Mr. Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialization of our technology.  Mr. Kempler holds a B.Sc degree in science from Monash University and a Grad. Dip. App. Soc. Psych. degree from Swinburne University.

Richard Revelins has served as our Company Secretary since February 2000 and was appointed Chief Financial Officer of our company in June 2004.  Mr. Revelins is an executive director and principal of Peregrine Corporate Limited, an Australian-based investment bank.  Mr. Revelins has held senior positions in international merchant banks. Mr. Revelins is currently the chairman of the board of directors of Entermo Ltd. and is a director of Mining Project Group Limited, which is listed on the ASX as well as of a number of private companies.  Mr. Revelins holds a Bachelor of Economics degree from Monash University, Melbourne.  Mr. Revelins serves as our Chief Financial Officer on a part-time basis and devotes approximately one to two work days a week to such position.

Dianne Angus has served as our Chief Operating Office since May 2007.  Ms. Angus joined our company in August 2002, initially serving as our Vice President of Intellectual Property and Licensing, she was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004 and served in that position until being promoted to her current position in May 2007.  From 1992 to 2000, Ms Angus managed the intellectual property, licensing and biotechnology product development assets of two Australian companies, AMRAD Corporation Limited and Florigene Limited.  At Florigene, Ms. Angus was the joint venture alliance manager with Suntory for three years.  From June 2000 to August 2002, Ms Angus was Director of Dianne Angus and Associates Pty. Ltd. providing strategic business development, technology evaluation and intellectual property consulting services to biotechnology companies.  Ms. Angus has worked in the commercial biotechnology sector for over 18 years directing product valuation, acquisition and product licensing.  During her career, Ms. Angus has managed large and diverse intellectual property portfolios, contract rights and enforcement. Ms Angus has negotiated and executed many commercial licenses and research and product development agreements with entities ranging from large pharmaceutical companies to numerous global research institutes.  Ms. Angus has also undertaken due diligence assessments on several Australian biotechnology companies for investment brokers.  Ms. Angus holds a Bachelor of Science (Education) and Bachelor of Science (Honours) degree from the University of Melbourne, a Masters degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from Monash University, a Diploma in Intellectual Property Practice from the Institute of Patent and Trademark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney.

Paul Marks was appointed by our Board of Directors to serve as a director of our company in January 2010.  Mr. Marks has extensive experience in healthcare and mining investment, foreign exchange and commodities trading.  Mr. Marks was Vice-President of Foreign Exchange with Prudential-Bache Securities and Senior FX Strategist with National Australia Bank.  Since the mid-1990’s, Mr. Marks has specialized in private investments in listed and unlisted companies. Mr. Marks is also a director of Conquest Mining Limited (ASX: CQT) and is on the board of directors of several private companies.  Mr. Marks holds a Bachelor of Chemical Engineering degree and a Masters degree in Applied Finance

Peter Marks has served as a director of our company since July 2005.  Since November 21, 2006, Mr. Marks has also served as Executive Chairman of KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercializing a range of devices in the respiratory and medicine space.  Mr. Marks is currently also a director of Peregrine Corporate Limited, an Australian-based investment bank, and Watermark Global Plc, an AIM listed company, which commercializes the treatment and recycling of acid mine drainage water from South African mines.  From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm.  From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance positions at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.  In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuations, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

Brian Derek Meltzer has served as a director of our company since December 1999.  Mr. Meltzer has over 30 years experience in economics, finance and investment banking.  Mr. Meltzer is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology.  Mr. Meltzer is a non-executive director on the board of directors of a number of private companies.  Mr. Meltzer is also a director on the board of directors of the Australian-Israel Chamber of Commerce and is Deputy Chairman of Independence Australia (previously Paraquad).  Mr. Meltzer is Chairman of our Audit Committee, Remuneration Committee and Nomination Committee.  Mr. Meltzer holds a Bachelor of Commerce degree from the University of Auckland and a Master of Economics degree from Monash University.

Dr. George William Mihaly has served as director of our company since December 1999.  Dr. Mihaly also serves as a director of Waide Pty Ltd., a private company.  Dr. Mihaly has had an extensive and successful career spanning the research and commercial facets of the pharmaceutical industry. During the period from mid-1994 to early 2000, Dr. Mihaly was the founding executive Chairman and Managing Director of Synermedica Pty Ltd, or Synermedica, one of Australia’s leading independent consultant research organizations to the pharmaceutical industry.  Synermedica merged with the global consultant research organization Kendle International Inc. in April 2000 and Dr. Mihaly continued as Managing Director of the merged entity in Australia (now called Kendle Pty Ltd) until December 2004.  Over the course of the last 35 years in academia and industry, Dr. Mihaly has amassed extensive experience in both the science and logistics of setting up, monitoring, managing and evaluating results from Phase I, II, III and IV clinical trials.  Dr. Mihaly holds a B.Pharm. from Monash University, an M.Sc. degree from Sydney University and a Ph.D. degree from Melbourne University, and he is a fellow of the Australian Institute of Company Directors.

There are no family relationships among our directors and senior executives.

B.	Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2010 with respect to each of our executive officers and directors during the 2010 fiscal year.

	Salaries, fees, commissions and bonuses (1)		Pension, retirement and other similar benefits
Geoffrey P. Kempler (2)	A$	403,402	--
Richard Revelins	A$	80,000	--
Dianne Angus (3)	A$	377,307	--
Paul Marks	A$	18,334	--
Peter Marks	A$	55,000	--
Brian D. Meltzer	A$	90,000	--
George W. Mihaly	A$	75,000	--
______________
(1)	Does not include A$213,348 of expenses attributable to equity-based compensation recorded in fiscal year 2010.
(2)	Mr. Kempler has elected not to accept an A$100,000 incentive bonus to which he is entitled until further notice.
(3)	Includes a A$50,000 bonus awarded to Ms. Angus in recognition of her performance in 2009 and continued commitment to our company.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

During the year ended June 30, 2010, we granted to Ms. Diane Angus options to purchase 292,256 ordinary shares.  We did not grant options to any other executive officer or our directors during the year ended June 30, 2010.   As of June 30, 2010, our directors and executive officers as a group, then consisting of seven persons, held options to purchase an aggregate 6,988,847 of our ordinary shares.  Of such options, (i) options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014.  Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days; (ii) options to purchase 2,400,000 ordinary shares are exercisable for A$0.30 consideration on or before October 31, 2010; (iii) options to purchase 250,000 ordinary shares are exercisable for nil consideration on or before October 31, 2010; (iv) options to purchase 350,877 ordinary shares are exercisable for A$0.37 consideration on or before October 31, 2010; (v) options to purchase 350,877 ordinary shares are exercisable for A$0.43 consideration on or before November 30, 2010; (vi) options to purchase 292,256 ordinary shares are exercisable for A$0.15 consideration on or before March 31, 2014; and (vii) options to purchase 1,900,000 ordinary shares are exercisable for nil consideration on or before June 30, 2010.   All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan.  See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

Agreement with Chief Executive Officer.  On September 21, 2007, we entered into an agreement with Mr. Geoffrey Kempler, a director, in connection with his employment as our Chief Executive Officer.  Under the agreement, we agreed to pay Mr. Kempler a base salary of A$386,400 per annum (which may be increased at the discretion of our Board of Directors).  On June 5, 2008 at the discretion of our Board of Directors, Mr. Kempler received a salary adjustment for CPI of 4.4% effective July 1, 2008, increasing his base salary to A$403,402.  We also agreed to pay Mr. Kempler a bonus of $50,000 upon a capital raising of at least A$7.0 million (before costs) prior to September 30, 2007, which milestone was timely met and therefore we paid such bonus to Mr. Kempler in the 2008 fiscal year.  In addition, Mr. Kempler is entitled to a bonus of A$6,000 for holding regular meetings (minimum twice a year) of the full Research and Development Advisory Board.  We also agreed to pay Mr. Kempler additional bonuses subject to certain milestones that were not timely met and therefore he is no longer entitled to such bonuses.  Mr. Kempler is entitled to (i) up to 20 days vacation a year.  Vacation days that are not used in any calendar year will be carried over for use in the following year to a maximum carry-over of two years; and (ii) reimbursement of reasonable business expenses incurred in the performance of his duties.  Mr. Kempler is also entitled to participate in the employee benefits established by our company, as applicable to executives, including, without limitation, a Section 401(k) retirement plan, health, dental, life insurance and short and long term disability plans.

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

Agreement with Chief Operating Officer.  On June 12, 2007, we entered into an amendment to an employment agreement with Ms. Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007. Under the amended agreement we agreed to pay Ms. Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9.0% of the base salary (or the percentage stipulated by applicable Australian law).  Effective May 1, 2010, Ms. Angus received a salary increase of 8% bringing her annual base salary to A$315,637.  In addition, under the amended agreement, we granted to Ms. Angus options to purchase an additional 250,000 ordinary shares in recognition of our company’s achievements and performance.  Such options are exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days.  The options were granted under the 2004 ASX Plan (as defined below).  If we terminate the employment agreement without cause or if Ms. Angus terminates the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for one year following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term.

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

Election of Directors

Directors are elected at our annual general meeting of shareholders.  Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election.  No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election.  Under Australian law, directors who have reached the age of 72 must stand for re-election annually.  Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.  Mr. Kempler is our Managing Director.  Dr. Mihaly must retire and may stand for re-election at our 2012 annual general meeting of shareholders.  Messrs. Paul Marks and Brian Meltzer must retire and may stand for re-election at either our 2010 or 2011 annual general meeting of shareholders.  Mr. Paul Marks was appointed by our board of directors as a director in January 2010 and will stand for election at our 2010 annual general meeting of shareholders.

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

Under NASDAQ Listing Rules, in general a majority of our Board of Directors must qualify as independent directors within the meaning of the NASDAQ Listing Rules and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of NASDAQ and the Securities and Exchange Commission.

Our Board of Directors has determined that each of Messrs. Peter Marks and Brian Meltzer and Dr. George Mihaly qualifies as an independent director under the requirements of the ASX, NASDAQ Listing Rules and Securities and Exchange Commission.

Committees of the Board of Directors

Our Board of Directors has established the following committees:

Audit Committee.  NASDAQ Listing Rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the Securities and Exchange Commission, NASDAQ Listing Rules and ASX Rules.  Our Audit Committee is currently composed of Messrs. Peter Marks and Brian Meltzer and Dr. George Mihaly.  The audit committee meets at least four times per year.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Listing Rules.  The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors.  The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADR option and employee benefit plans.  Additionally, the Remuneration Committee administers our share and ADR option plans and any other employee benefit plans through a sub-committee that it established for this purpose (see Share Plan Committee below).  Dr. Mihaly and Mr. Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Listing Rules.

Share Plan Committee.  Our Remuneration Committee has established a sub-committee, the Share Plan Committee, which administers our share and ADR option plans.  Dr. Mihaly and Mr. Meltzer are the current members of the Share Plan Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Listing Rules.

Nominations Committee.  Our Board of Directors has established a Nominations Committee, which is comprised solely of independent directors, within the meaning of NASDAQ Listing Rules.  The Nominations Committee is responsible for identifying and recommending to the Board of Directors director nominees for election at the annual meetings of shareholders, as well as candidates to fill any vacancies on the Board of Directors or as an addition to existing directors.  Dr. Mihaly and Mr. Meltzer are the current members of the Nominations Committee, each of whom qualifies as an “independent director” within the meaning of NASDAQ Listing Rules.

Research and Development Advisory Board.  Our Research and Development Advisory Board oversees and administers our research activities.  Our Research and Development Advisory Board is comprised of a number of the leading scientists in the field of age-related degenerative disorders.  The members of our Scientific Advisory Board are as follows:

Dr. Jeffrey Cummings is the Chairman of our Research and Development Advisory Board.  Dr. Cummings is the Director of the Cleveland Clinic Lou Ruvo Center for Brain Health and the Andrea and Joseph Hahn Professor of Neurotherapeutics.  The Lou Ruvo Center for Brain Health provides clinical care to patients, promotes innovative programs for caregivers, and advances translational research and clinical trials for Alzheimer’s disease and related disorders.  Dr. Cummings was formerly the director of the UCLA Alzheimer’s Disease Center; the Augustus S. Rose Professor of Neurology at UCLA and the Director of the Deane F. Johnson Center for Neurotherapeutics.  Dr. Cummings’ interests embrace clinical trials and the development of new treatments for neurodegenerative disorders and other neurological diseases.  Dr. Cummings has broad interests in dementing disorders, neuropsychiatry, neurotherapeutics and the interface of neuroscience and society.

Dr. Ashley Bush (MB BS, DPM, FRANZCP, PhD, FTSE) is a psychiatrist and translational neuroscientist, who heads the Oxidation Biology Laboratory at the Mental Health Research Institute, University of Melbourne, Australia, and also has academic appointments in psychiatry at Massachusetts General Hospital, or MGH, and neuroscience at Cornell University.  Dr. Bush is the recipient of numerous awards including the Potamkin Prize for Alzheimer’s disease research.  Dr. Bush received his PhD in Colin Masters’ laboratory at the University of Melbourne, performed post-doctoral studies with Rudy Tanzi at MGH, directed a laboratory at MGH from 1995-2005, whereupon he took up a professorship as Australian Research Council Federation Fellow at his current location.  Dr. Bush discovered the interaction of beta-amyloid with zinc as a major factor in Alzheimer’s disease pathogenesis, and focuses on the neurobiology of metal ions in neurodegenerative disorders.

Professor Jean-Marc Orgogozo, MD, is the Chair of the Department of Clinical Neurosciences and Professor of Neurology at the University of Bordeaux, France.  Professor Orgogozo has extensive experience in neuroepidemiology and clinical trials, particularly in stroke and dementia.  Professor Orgogozo’s early publications on the amyloid vaccines have helped to shape the field of anti-amyloid therapeutics.  Professor Orgogozo’s main therapeutic research now is on the prodromal phase of Alzheimer’s disease.

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

Professor Colin Masters is the Executive Director of the Mental Health Research Institute (Australia) and an ex-founding director of our company.  For more than 30 years, Professor Masters has dedicated his research to the study of the nature of Alzheimer’s disease and other neurodegenerative disorders.  Professor Masters and his team are internationally renowned for their work on the disease and he is considered the most eminent neuroscientist in Australia.  In addition, Professor Masters is regarded as one of the leading worldwide researchers in the study of Alzheimer’s disease. In 2006, Professor Masters was awarded the Lifetime Achievement Award in Alzheimer‘s Disease Research at the 10th International Conference on Alzheimer‘s Disease (ICAD), the Lennox K. Black International Prize for Excellence in Biomedical Research and the Grand Hamdan International Award for a research breakthrough in the subject of Molecular and Cellular Pathology of Neurological Disorders.

Professor Rudolph Emile Tanzi is the Joseph P. and Rose F. Kennedy Professor of Neurology at the Harvard Medical School and Director of Genetics and the Aging Research Unit at MGH.  Professor Tanzi co-discovered three of the four known Alzheimer’s disease genes and contributed greatly to elucidating the molecular mechanisms by which they cause of Alzheimer’s disease.  Professor Tanzi’s laboratory at MGH is one of the leaders in the field.  Professor Tanzi conceived the “Metal Hypothesis of Alzheimer's Disease” with Dr. Ashley Bush, and over the past 15 years has helped guide the design and development of our platform technology.

Dr. Steven D. Targum is our Chief Medical Advisor.  Dr. Targum consults widely to the pharmaceutical industry regarding the design and implementation of clinical trials for new psychotropic drugs and the progression of drug development from concept to approval to launch.  Dr. Targum is well known for his expertise in clinical trials methodologies.  In this capacity, Dr. Targum founded both PharmaStar and Clintara LLC, global rater training and medical education companies focused on central nervous system drug development and international clinical trials.  Dr.Targum has been Professor of Psychiatry and Vice-Chairman of the Department of Mental Health Sciences at Hahnemann University School of Medicine in Philadelphia, and most recently a consultant in psychiatry at MGH in Boston.

Directors’ Service Contracts

Our Chief Executive Officer.  On September 21, 2007, we entered into an agreement with Mr. Geoffrey Kempler, the Chairman of our Board of Directors, in connection with his employment as our Chief Executive Officer.  For details regarding the agreement with Mr. Kempler, including benefits upon termination of his employment, see Item 6.B. “Operating and Financial Review and Prospects - Compensation.”

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

At June 30, 2010, we had 12 employees.  Of such employees, eight persons were employed in research and development, two persons in management and administration and two persons in operations.  All such employees were located in Australia.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 31, 2010 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Geoffrey P. Kempler	18,055,000	(3)	7.43%
Richard	370,308	(4)	*
Dianne Angus	2,237,093	(5)	*
Paul Marks	9,291,115	(6)	3.83%
Peter Marks	393,111	(7)	*
Brian D. Meltzer	676,666	(8)	*
George W. Mihaly	576,666	(9)	*
All directors and executive officers as a group (seven persons)	31,599,959	(10)	12.79%
      __________________

*	Less than 1%

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

2.	The percentages shown are based on 242,037,203 ordinary shares issued and outstanding as of October 31, 2010.

3.
Includes (i) 17,055,000 outstanding ordinary shares, of which 30,000 ordinary shares are held of record by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest.  Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.; and (ii) options to purchase 1,000,000 ordinary shares exercisable on or before October 31, 2010 at a price of A$0.30 per share.  The options were granted under the 2004 ASX Plan (as defined below).

4.
Includes (i) 20,308 outstanding ordinary shares held of record by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins; and (ii) options to purchase 350,000 ordinary shares held of record by Mr. Revelins’ spouse.  The options are exercisable on or before October 31, 2010 at a price of A$0.30 per share and were granted under the 2004 ASX Plan (as defined below).

5.
Includes (i) 250,000 outstanding ordinary shares; and (ii) options to purchase 1,987,093 ordinary shares.  Of such options, options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014.  These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days.  Options to purchase 292,256 ordinary shares are exercisable for A$0.15 consideration on or before March 31, 2014.  The remaining options to purchase 250,000 ordinary shares are exercisable for nil consideration on or before October 31, 2010.  All of the options were granted under the 2004 ASX Plan (as defined below).

6.
Includes (i) 8,589,361 outstanding ordinary shares held of record by JJ Holdings (Vic) Pty Ltd, an Australian corporation owned by Mr Marks and (ii) options to purchase 701,754 ordinary shares.  Of such options, options to purchase 350, 877 ordinary shares are exercisable on or before October 31, 2010 at a price of A$0.37 per share, and options to purchase 350, 877 ordinary shares are exercisable on or before November 30, 2010 at a price of A$0.43 per share.

7.
Includes (i) 43,111 outstanding ordinary shares held of record by Lampam Pty Ltd, an Australian corporation owned by Mr. Peter Marks; and (ii) options to purchase 350,000 ordinary shares.  The options are exercisable on or before October 31, 2010 at a price of A$0.30 per share and were granted under the 2004 ASX Plan (as defined below).

8.
Includes (i) 326,666 outstanding ordinary shares held of record by RBC Dexia Pty Ltd., a superannuation fund of Mr. Meltzer; and (ii) options to purchase 350,000 ordinary shares.  The options are exercisable on or before October 31, 2010 at a price of A$0.30 per share and were granted under the 2004 ASX Plan (as defined below).

9.
Includes (i) 222,666 outstanding ordinary shares, of which 166,666 ordinary shares are held of record by Dr. Mihaly, 52,000 ordinary shares are held of record by Waide Pty Ltd., an Australian corporation owned by Dr. Mihaly, and 4,000 ordinary shares are held of record by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons.  Dr. Mihaly disclaims beneficial ownership of the ordinary shares held by his sons, Kieren Mihaly and Warwick Mihaly; and (ii) options to purchase 350,000 ordinary shares.  The options exercisable on or before October 31, 2010 at a price of A$0.30 per share and were granted under the 2004 ASX Plan (as defined below).

10.	See Footnotes (3) - (9).

Stock Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan, and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan.  For the description below, the 2004 ASX Plan and 2004 ADS Plan are referred to together as the 2004 Plans.  Under the 2004 ASX Plan we may issue ordinary shares and under the 2004 ADS Plan we may issue ADSs.  We were initially authorized to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares.  In November 2005, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 10,000,000 ordinary shares (or ADSs representing 10,000,000 ordinary shares), following which we could issue under the 2004 Plans up to an aggregate 22,000,000 ordinary shares or ADSs representing 22,000,000 ordinary shares.  In December 2007, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 8,000,000 ordinary shares (or ADSs representing 8,000,000 ordinary shares), following which we could issue under the 2004 Plans up to an aggregate 30,000,000 ordinary shares (or ADSs representing 30,000,000 ordinary shares).  In November 2008, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 15,000,000 ordinary shares (or ADSs representing 15,000,000 ordinary shares), following which we could issue under the 2004 Plans up to an aggregate 45,000,000 ordinary shares (or ADSs representing 45,000,000 ordinary shares).  In November 2009, our shareholders approved an amendment to the 2004 Plans to provide for the issuance thereunder of an additional 15,000,000 ordinary shares (or ADSs representing 15,000,000 ordinary shares), following which we are entitled to issue under the 2004 Plans up to an aggregate 60,000,000 ordinary shares (or ADSs representing 60,000,000 ordinary shares).  Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval.

2004 ASX Plan.  The purpose of the 2004 ASX Plan is to promote the interest of our company and the interest of the employees, directors and consultants of our company and its subsidiaries.  Under the 2004 ASX Plan, we may issue to employees, directors and consultants of our company and its subsidiaries, from time to time, ordinary shares, either by issuance of ordinary shares or under options to purchase ordinary shares granted under the 2004 ASX Plan.

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

The number of shares issued or options granted, the exercise price and option term or options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Remuneration Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from our company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan.  Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to less than market value of an ordinary share on the ASX at the date of grant, or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances.  The term of an option granted under the 2004 ASX Plan will be determined by the Remuneration Committee; however, no option will be exercisable after the expiration of ten years from the date of its grant.  Except as otherwise provided in the 2004 ASX Plan or determined by the Remuneration Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant.  Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Remuneration Committee.

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

Under the 2004 ADS Plan, we may grant to employees, officers, consultants, independent contractors and directors of our company or any of its subsidiaries, from time to time, options to purchase ADSs representing our ordinary shares.  The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 500,000 ADSs (representing 5,000,000 of our ordinary shares). ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject to options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect to such option may again become available for new option grants under the 2004 ADS Plan.

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

A summary of the status of the 2004 Plans as of June 30, 2010, 2009 and 2008, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2010		2009		2008
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	16,271,183	$0.25	13,987,848	$0.20	13,728,262	$0.20
Granted	2,204,609	$0.10	3,099,818	$0.32	4,753,149	$0.18
Exercised	(420,398)	--	(816,483)	$0.14	(1,393,563)
Expired	(2,200,000)	--	--	--	(1,100,000)	$0.50
Forfeited	--	--	--	--	(2,000,000)

Options outstanding at the end of the year	15,855,394	$0.26	16,271,183	$0.25	13,987,848	$0.20

Options exercisable at the end of the year	12,277,204	$0.34	11,198,846	$0.36	9,974,332	$0.31

Options that may be granted as of the end of the year	42,850,233		23,652,332		14,152,150

In addition, as of June 30, 2010, 165,000 ordinary shares have been issued under the ASX Plan that were not issued upon the exercise of options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information, as of October 31, 2010, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Bank of America Corporation	30,080,000	(3)	12.43%
Geoffrey P. Kempler	18,055,000	(4)	7.46%
Jagen Nominees Pty Ltd	15,409,060	(5)	6.37%
BAM Management, LLC	15,241,193	(6)	6.30%
Balyasny Asset Management LP	12,836,682	(7)	5.30%
_______________
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

(2)	The percentages shown are based on 242,037,203 ordinary shares issued and outstanding as of October 31, 2010.

(3)	Based solely upon, and qualified in its entirety with reference to a Notice of Initial Substantial Holder filed by Bank of America Corporation with the ASX on September 18, 2009.

(4)
Includes (i) 17,055,000 outstanding ordinary shares, of which 30,000 ordinary shares are held of record by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest.  Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.; and (ii) options to purchase 1,000,000 ordinary shares exercisable on or before October 31, 2010 at a price of A$0.30 per share.  The options were granted under the 2004 ASX Plan (as defined below).

(5)
Based upon a Notice of Change of Interest of Substantial Holder filed by Jagen Nominees Pty Ltd with the ASX on September 16, 2009 and other information available to the company.  Mr. Boris Liberman is the sole owner of Jagen Nominees Pty Ltd. and may be deemed to hold the voting and investment powers for the ordinary shares held of record by Jagen Nominees Pty Ltd.

(6)
Based solely upon, and qualified in its entirety with reference to, Amendment No. 6 to Schedule 13G filed with the Securities and Exchange Commission on May 18, 2010.  The Schedule 13G/A relates to 5,241,193 outstanding ordinary shares held of record by BAM Opportunity Fund, L.P., or BAM Partnership, and options to purchase 10,000,000 ordinary shares held by BAM Opportunity Fund SPV, LLC, or BAM SPV.  The Schedule 13G/A indicates that BAM Capital, LLC, or BAM Capital, which serves as the general partner of BAM Partnership, and BAM Management, LLC, or BAM Management, which serves as the investment manager to BAM Partnership, have discretionary trading authority over the shares held by BAM Partnership and that BAM Management has discretionary trading authority over the shares held by BAM SPV.  The managing members of BAM Capital and BAM Management are Ross Berman and Hal Mintz.  The Schedule 13G/A further indicates the AM Investment Partners, LLC, or AMIP, and it affiliates have entered into an agreement to combine their business with BAM Management and its affiliates.  The managing members of AMIP are Adam Stern and Mark Friedman.  Each of BAM SPV, BAM Partnership, BAM Capital, BAM Management, AMIP and Messrs. Mintz, Berman, Stern and Friedman disclaims beneficial ownership of the ordinary shares, except to the extent of such person’s pecuniary interest therein.

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

Significant Changes in the Ownership of Major Shareholders

Mr. Geoffrey Kempler.  During fiscal year 2008, we granted to Mr. Kempler options to purchase 1,000,000 ordinary shares that are exercisable on or before October 31, 2010 at a price of A$0.30 per share.  As a result, as of June 30, 2008 and 2009, Mr. Kempler’s beneficially owned 20,055,000 ordinary shares, representing approximately 9.94% and 9.89%, respectively, of our then outstanding shares.  On December 1, 2009, Mr Kempler filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 17,055,000 or 7.29% of our then outstanding shares.  In addition, Mr. Kempler holds options to purchase 1,000,000 ordinary shares that are exercisable on or before October 31, 2010 at a price of A$0.30 per share.

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

Balyasny Asset Management L.P.  On March 13, 2008, Balyasny Asset Management L.P., or BAM, filed with the ASX a Notice of Initial Substantial Holder, reflecting beneficial ownership of 9,263,507, or 5.06%, of our then outstanding ordinary shares.  On May 23, 2008, BAM filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 12,836,682, or 7.00%, of our then outstanding ordinary shares.

BAM Capital.  On September 8, 2009, we entered into a private placement agreement with BAM Capital, one of our institutional shareholders in the United States, under which we raised an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of our ordinary shares to such investor.  The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement.  Shareholder approval for the issuance of the shares and option grant was obtained in November 2009.  We also agreed to issue to the investor up to an additional 3,000,000 ordinary shares, or 300,000 ADRs, if the daily closing price of our ordinary shares on the ASX on any day from the date of the private placement until five days after the date on which the registration statement for the ordinary shares issued in the private placement is declared effective, declines below A$0.19, based on a formula set forth in the agreement.  The foregoing condition was met and based on the agreed upon formula, we issued to the investor an additional 750,000 ordinary shares, pursuant to the approval of our shareholders obtained in November 2009.  For additional information, see Item 10.C. “Additional Information - Material Contracts.”  On April 23, 2010, BAM Capital filed with the ASX a Notice of Ceasing to be a Substantial Holder.  On May 18, 2010, Amendment No. 6 to Schedule 13G was filed by BAM Capital and other reporting persons with the Securities and Exchange Commission indicating that such persons beneficially hold 15,241,193 or 6.25% of our then outstanding ordinary shares, of which 5,241,193 ordinary shares are outstanding and held of record by BAM Partnership and 10,000,000 ordinary shares are subject to options held by BAM SPV.  See footnote (6) to the major shareholder above.

Bank of America Corporation.  On September 18, 2009, Bank of America Corporation filed a Notice of Initial Substantial Holder with the ASX reflecting ownership of 30,080,000, or 12.29%, of our then outstanding shares.

Morgan Stanley.  On November 16, 2009, Morgan Stanley filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 12,076,175, or 5.2% of our ordinary shares.  On February 12, 2010, Morgan Stanley filed Amendment No. 1 to Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 11,802,531, or 5% of our ordinary shares.  On March 1, 2010, Morgan Stanley filed with the ASX a Notice of Ceasing to be a Substantial Holder.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

As of October 31, 2010, there were 2,426 holders of record of our ordinary shares, of which 19 record holders, holding approximately 3.53% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.  The majority of trading by our U.S. investors is done by means of ADRs that are held of record by National Nominees Ltd., which held 43.54% of our ordinary shares as of such date.

B.	Related Party Transactions

None.

C.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

A.	Financial Statements and Other Financial Information

See our consolidated financial statements, including the notes thereto, in Item 18.

Legal Proceedings

We are not involved in any legal proceedings nor are we subject to any threatened litigation that is material to our business or financial condition.  A contingent liability relating to a past employee matter that was included in our financial statements for the year ended June 30, 2009 and disclosed in our Annual Report on Form 20-F for such period, is no longer deemed material.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2010.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Stock Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000.  The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2006	0.30	0.15
2007	0.80	0.18
2008	0.70	0.23
2009	0.69	0.12
2010	0.25	0.12

Fiscal Year Ended June 30, 2009:
First Quarter	0.53	0.38
Second Quarter	0.50	0.28
Third Quarter	0.38	0.15
Fourth Quarter	0.22	0.12

Fiscal Year Ended June 30, 2010:
First Quarter	0.25	0.14
Second Quarter	0.24	0.14
Third Quarter	0.17	0.12
Fourth Quarter	0.22	0.12

Fiscal Year Ended June 30, 2011:
First Quarter	0.17	0.12

Month Ended:
May 2010	0.19	0.14
June 2010	0.17	0.12
July 2010	0.17	0.14
August 2010	0.16	0.13
September 2010	0.15	0.12
October 2010	0.14	0.12

NASDAQ Capital Market

Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low
Fiscal Year Ended June 30,
2006	2.40	1.20
2007	4.35	1.21
2008	6.73	2.06
2009	5.70	1.00
2010	3.35	1.02

Fiscal Year Ended June 30, 2009:
First Quarter	5.70	3.20
Second Quarter	3.50	1.30
Third Quarter	3.11	1.00
Fourth Quarter	1.75	1.14

Fiscal Year Ended June 30, 2010:
First Quarter	2.17	1.05
Second Quarter	1.89	1.13
Third Quarter	1.60	1.02
Fourth Quarter	3.35	1.09

Fiscal Year Ended June 30, 2011:
First Quarter	1.38	1.09

Month Ended:
May 2010	1.82	1.28
June 2010	1.59	1.09
July 2010	1.38	1.09
August 2010	1.34	1.10
September 2010	1.25	1.11
October 2010	1.50	1.13

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Limitations on the Rights to Own Securities in Our Company

Neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of our shares.

Changes in Our Capital

Pursuant to the Listing Rules of the Australian Stock Exchange, our directors may in their discretion issue securities equal to not more than 15% of our issued capital within a 12-month period.  Issuances of securities in excess of such amount require the approval of our shareholders by an ordinary resolution.

C.	Material Contracts

See the patents and license agreements described under Item 4.B. “Information on the Company - Business Overview - Patents and License Agreements.”

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf.  Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of our compounds in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of our compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for our company.  In consideration of such services, we agreed to pay the University of Melbourne a sum of A$297,000 (inclusive of goods and services tax) each year for a period of three years.  In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property.  Following the expiration of this agreement, the parties entered into a second research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2003 and expired on December 1, 2006.  Following the expiration of this second agreement, the parties entered into a third research funding and intellectual property assignment agreement, which is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2006 and expires on December 1, 2009.  The financial consideration terms under the original agreement remain unchanged by the second and third research funding and intellectual property assignment agreements.  Under the terms of the second and third research funding and intellectual property assignment agreements an annual budget is set for each of the three years of each respective agreement.  We provided to the University of Melbourne funding in an amount equal to A$704,000 for the year running December 2007 to November 2008 and A$529,000 for the year running December 2008 to November 2009.  We estimate that we will provide to the University of Melbourne funding in an amount equal to A$363,500 (exclusive of goods and services tax) for the year running December 2009 to November 2010.

On January 8, 2004, we entered into a ten year consultancy services agreement with Professor Ashley Bush, effective as of February 1, 2003.  The consulting services provided by Professor Ashley Bush include the discussion of current and future developments in the field of therapies based on metal mediated, oxidative stress or toxic gain of function of proteins involved in selected neurodegenerative diseases.  His services also include possible participation in research projects, the assignment of intellectual property rights arising from such projects and assisting is with our patent prosecutions.  The services are provided for a maximum of 40 days per year of service under the agreement.  Under the agreement, we agreed to pay Professor Bush a consulting fee of US$100,000 per year, increasing on the anniversary of the agreement by the U.S. consumer price index, which effective June 1, 2009, was reduced to AU$60,000 per year, increasing on the anniversary of the agreement by the Australian consumer price index.  We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share.  The shares and options vest in four equal installments on each of the six months anniversaries following the effective date of the agreement.  In addition, subject to the achievement of certain milestones, Professor Bush is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase.  Once a milestone has been achieved, up to 250,000 ordinary shares out of the total tranche of ordinary shares to which he becomes entitled may be purchased each six months after such achievement.  The first milestone has been achieved (the publication of results of a Phase II trial) and as a result, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms, of which Professor Bush acquired 250,000 ordinary shares during the 2007 fiscal year.  The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions.  During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement.  Initially, the agreement provided that it could be terminated for any reason by either party upon 90 days prior notice, which period was reduced to 30 days as of November 14, 2007.

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

On May 22, 2007, we entered into an agreement with Patheon Inc., or Patheon, to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2.  During the 2008 fiscal year, Patheon undertook the development of a capsule formulation suitable for large scale manufacture, as well as the development and validation of analytical methods to release the capsules.  During the 2009 fiscal year, Patheon manufactured a feasibility batch of capsules using the newly developed process.  We paid Patheon US$296,551, US$238,737 and US$259,372 for the fiscal years 2010, 2009 and 2008, respectively, for services provided under the agreement.

In June 2007, we entered into two GMP drug manufacture and laboratory development agreements with the Institute for Drug Technology Australia Limited, or IDT, to undertake the GMP manufacture of an initial 4kg batch and subsequent large scale manufacture of 30kg of PBT2.  IDT is engaged to also undertake process development, quality control release testing and stability testing of the final drug product before its release.  We paid IDT A$18,635, A$11,442 and A$1,147,272 for the fiscal years 2010, 2009 and 2008, respectively, for services provided under the two agreements.

In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s Laboratories Limited, or Dr. Reddy’s, to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2.  The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion.  At this time, our committed expenditure for authorized sub-projects is US$1,125,000.  The term of the agreement is for 90 days post the receipt by us of a written report and/or manufacturing deliverables under the last approved sub-project under the agreement.  Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice. We paid Dr. Reddy’s US$175,500 and US$82,500 for the fiscal years 2010 and 2009, respectively, for services provided under the agreement.

On September 8, 2009, we entered into a private placement agreement with BAM Capital LLC, one of our institutional shareholders in the United States, under which raised an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of our ordinary shares to such investor.  Of such amount, A$3.0 million was paid at the closing of the private placement on September 11, 2009 and an additional A$3.0 million was paid on September 29, 2009.  The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement.  Shareholder approval for the issuance of the shares and option grant was obtained in November 2009.  We also agreed to promptly take steps to register the ADRs with respect to the ordinary shares issued for distribution from time to time by the investor, and after January 1, 2010, upon the investor’s demand, to file a registration statement covering the shares underlying the options.  We also agreed to issue to the investor up to an additional 3,000,000 ordinary shares, or 300,000 ADRs, if the daily closing price of our ordinary shares on the ASX on any day from the date of the private placement until five days after the date on which the registration statement for the ordinary shares issued in the private placement is declared effective, declines below A$0.19, based on a formula set forth in the agreement.  The foregoing condition was met, and based on the agreed upon formula, we issued to the investor an additional 750,000 ordinary shares, pursuant to the approval of our shareholders obtained in November 2009.

On June 23, 2010, we entered into an agreement with Quintiles in connection with a research and development contract that we had previously entered into with Quintiles.  Under the agreement, Quintiles agreed to pay to us US$2.0 million, of which US$1,137,500 has been paid and the remaining US$862,500 will be paid in three equal installments on October 1, 2010, January 5, 2011, and March 1, 2011.  In addition, we agreed to issue to Quintiles 7,064,749 of our ordinary shares at a price per share of A$0.1624 ($US1.62), or an aggregate purchase price of A$1.15 million (US$1.0 million), which issuance was completed on July 1, 2010.  Quintiles also agreed that in the event that we consummate a qualified financing (as such term is defined in the agreement) within one year after the date of the agreement, it will purchase from us additional ordinary shares for an aggregate purchase price of US$1.0 million, on the same terms and conditions as the qualified financing.

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

The Foreign Acquisitions and Takeovers Act 1975

Under Australian law, in certain circumstances foreign persons are prohibited from acquiring more than a limited percentage of the shares in an Australian company without notification to or approval from the Australian Treasurer.  These limitations are set forth in the Australian Foreign Acquisitions and Takeovers Act, or the Takeovers Act.

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$231 million or more.  In addition, a foreign person may not acquire shares in a company having total assets of A$231 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors,” a threshold of A$1,004 million applies (except in certain circumstances) to each of the previous acquisitions.  A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time.  Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest.  The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.  At present, we do not have total assets of A$231 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act.  In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$231 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

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

The Health Care Reform and Education Reconciliation Act of 2010 (Pub. Law 111-152) requires certain U.S. Holders who are individuals to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes capital gains from the disposition of property, for taxable years beginning after December 31, 2012.  This tax is in addition to any capital gains taxes due on such investment income.  A similar tax will apply to estates and trusts.  U.S. Holders should consult their tax advisors regarding the effect, if any, this law may have on them.

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADRs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income.  Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the last five fiscal years, under a literal application of the asset test that looks solely to market value.  We believe that we will once again qualify as a PFIC for the taxable year ended June 30, 2011.

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

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

•	you will be required to file an annual return on IRS Form 8621.

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

The documents concerning our company referred to in this annual report may also be inspected at our offices located at Suite 2, 1233 High Street, Armadale, Victoria, Australia, 3143.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia.  Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.  Certain of our cash equivalents are subject to interest rate risk.  Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.  Our major market risk is changes in foreign exchange rates as we had approximately A$807,000, A$285,000 and A$369,000 in cash held in U.S. dollars and Euro as of June 30, 2010, 2009 and 2008, respectively.  A hypothetical 3% adverse movement in end-of-period exchange rates would reduce the cash balance by approximately A$23,500, A$8,310 and A$10,158, respectively.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

We conduct our activities almost exclusively in Australia.  However, we are required to make certain payments in U.S. dollars and other currencies.  An adverse movement in end-of-period exchange rates would not have a material impact on our operating results.  In 2008 and 2010, the Australian dollar appreciated against the U.S. dollar by 11% and 5% respectively, while the Australian dollar depreciated against the U.S. dollar by 16% in 2009.  As of June 30, 2010, payables in U.S. dollars and other currencies were immaterial.  A hypothetical 3% adverse movement in the U.S. dollar and Euro and 12% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$4,000.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Payable by ADR Holders

The table below summarizes the fees and charges that a holder of our ADRs may have to pay, directly or indirectly, to our ADR depositary, The Bank of New York Mellon, or BoNY, pursuant to the Deposit Agreement, which was filed as Exhibit 2.1 to our Registration Statement on Form F-6 filed with the SEC on December 21, 2007, and the types of services and the amount of the fees or charges paid for such services.  The disclosure under this heading “Fees and Charges Payable by ADR Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement.  The holder of an ADR may have to pay the following fees and charges to BoNY in connection with ownership of the ADR:

Category	Depositary actions	Associated fee or charge
(a) Depositing or substituting the underlying shares
Issuances against deposits of shares, including deposits and issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

Up to US $5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(b) Receiving or distributing dividends	Cash distributions made pursuant to the deposit agreement	US $0.02 or less per ADS
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US $5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing, cancelling or reducing an underlying security	Acceptance of ADSs surrendered for withdrawal, cancellation or reduction of deposited securities
Up to US $5.00 for each 100 ADSs (or portion thereof) surrendered, cancelled or reduced (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(e) Transferring, combination or split-up of receipts	Transfer, combination and split-up of ADRs	US $1.50 per ADR
(f) Fees and expenses of the depositary	Fees and expenses incurred by the depositary or the depositary’s agents on behalf of holders, including in connection with:	Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting such charges from one or more cash dividends or other cash distributions
● compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
● stock transfer or other taxes and governmental charges
● cable, telex and facsimile transmission and delivery charges
● fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities
● expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars
●
any other charge payable by the depositary or the depositary’s agents in connection with the servicing of the shares or other deposited securities (which charge shall be assessed against holders as of the record date or dates set by the depositary)

Fees and Payments Made by the Depositary to the Company

BoNY, as ADR depositary, has agreed to reimburse certain expenses related to our ADR program and incurred by us in connection with the program.  For the year ended June 30, 2010, the ADR depositary reimbursed us, or paid on our behalf to third parties, a total of US $562.  The ADR depositary also waived US $30,000 of its fees for standard costs associated with the administration of the ADR program.

Fees and Payments Made by the Company to the Depositary

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders.  For the year ended June 30, 2010, we paid BoNY a total of US$9,279 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of June 30, 2010, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

•	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

•
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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2010.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of June 30, 2010, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2010, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended June 30,
Services Rendered	2010		2009
Audit (1)	A$	140,672	A$	120,951
Audit-Related (2)		45,000		--
Other (3)		26,637		--
Total	A$	212,309	A$	120,951
______________
(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.
(2) Audit-related fees relate to services provided in connection with the auditor’s review of our internal controls.
(3) Other fees relate to services provided in connection with a review performed by the Securities and Exchange Commission.

Deloitte Touche Tohmatsu served as our principal independent registered public accounting firm until November 30, 2006.  The fees billed by Deloitte Touche Tohmatsu, as well as the other member firms of Deloitte Touche Tohmatsu and their respective affiliates, for the 2009 fiscal year was A$9,267 for audit-related services provided in connection with a Securities and Exchange Commission review of our annual report on Form 20-F for the fiscal year ended June 30, 2006 and an amendment to our annual report on Form 20-F for such period.  No fees were billed by Deloitte Touche Tohmatsu in fiscal 2010.

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

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2010.

ITEM 16F.             CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.            CORPORATE GOVERNANCE

Under NASDAQ Listing Rule5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Listing Rules.  A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

On March 30, 2005, we provided NASDAQ with a notice of non-compliance with NASDAQ Listing Rules with respect to the requirement to maintain a majority of independent directors, as defined under NASDAQ Listing Rules, and the requirement that audit committee members meet the independence standard of the NASDAQ Listing Rules.  Instead, under Australian law and practice, we are not required to appoint a certain number of independent directors to our Board of Directors or audit committee.  However, as of July 2005, we have a majority of independent directors, within the meaning of NASDAQ Listing Rules, on our Board of Directors and our audit committee members meet the independence requirements of NASDAQ and the Securities and Exchange Commission.

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

4.1	Agreement for the Assignment of Patents and Intellectual Property Licensing dated February 8, 2000, between Registrant and the Biomolecular Research Institute (3)
4.2	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation (3)
4.3	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties (3)
4.4
Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now named The CFO solution) (3)

4.5
Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation, dated March 15, 2004, between the between the Registrant and The General Hospital Corporation (4)

4.6	Third Research Funding and Intellectual Property Assignment Agreement dated December 2, 2006 (5)
4.7	GMP 30kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (6)
4.8	GMP 4kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (7)
4.9
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

4.10	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (9)
4.11	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (10)
4.12	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler (11)
4.13	Letter Agreements effective as of June 12, 2007 between the Registrant and Ms. Dianne Angus (12)
4.14	Assignment and Novation Deed between Commonwealth Scientific Industrial and Research Organization and the Biomolecular Research Institute and the Registrant dated September 10, 2007 (13)
4.15	Agreement dated May 22, 2007 by and between the Registrant and Patheon Inc. regarding the formulation, development and manufacture of capsules of PBT2 (14)
4.16	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC (15)
4.17	Consultancy Services Agreement dated January 8, 2004, between the Registrant and Professor Ashley Bush (16)
4.18	Letter agreement dated November 14, 2007, between the Registrant and Professor Ashley Bush (17)
4.19	Letter agreement dated May 22, 2009, between the Registrant and Professor Ashley Bush (18)
4.20
Process Development and Manufacturing Agreement dated December 26, 2008, between the Registrant and Dr. Reddy’s Laboratories Limited, as amended by Amendment No. 1 effective February 3, 2009 and Amendment No. 2 effective March 13, 2009 (19)

4.21
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No 3 effective July 6, 2009; Amendment No. 4 effective September 15, 2009; Amendment No. 5 effective November 13, 2009; Amendment No. 6 effective December 22, 2009; Amendment No. 7 effective December 22, 2009; Amendment No. 8 effective May 7, 2010; and Amendment No. 9 effective May 20, 2010

4.22	Agreement dated June 23, 2010, between the Registrant and Quintiles Limited
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm

_______________

(1)	Filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.
(2)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on December 12, 2007 (File 333-136944).
(3)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).
(4)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.
(5)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference
(6)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(7)	Filed as Exhibit 4.10 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(8)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.
(9)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November 2004.
(10)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November 2004.
(11)	Filed as Exhibit 4.19 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(12)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(13)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(14)	Filed as Exhibit 4.25 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(15)	Incorporated by reference to our Report on Form 6-K for the month of September 2009.
(16)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of June 2009.
(17)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of June 2009.
(18)	Filed as Exhibit 4.20 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.
(19)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.

PRANA BIOTECHNOLOGY LIMITED

PRICEWATERHOUSECOOPERS

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, consolidated statements of changes in stockholders' equity, and consolidated cash flow statements present fairly, in all material respects, the financial position of Prana Biotechnology Limited and its subsidiaries at 30 June 2010 and 30 June 2009, and the results of their operations and their cash flows for each of the three years in the period ended 30 June 2010 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audit of the consolidated financial statements of Prana Biotechnology Limited and its subsidiaries was conducted for the purpose of forming an opinion on the consolidated financial statements taken as a whole. The Company has included parent entity only information in the notes to the financial statements. Such parent entity only information is presented for purposes of additional analysis and is not a requirement of the consolidated financial statements presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Such information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements, and, in our opinion, is fairly stated in all material respects in relation to the consolidated financial statements taken as a whole.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/PricewaterhouseCoopers
PricewaterhouseCoopers
Melbourne, Australia
9 November 2010

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars, except number of shares)

		June 30,
	Notes	2010	2009
Assets
Current Assets
Cash and cash equivalents		5,227,298	4,304,977
Trade and other receivables	5	825	526
Other current assets	6	1,479,603	185,433

Total Current Assets		6,707,726	4,490,936

Non Current Assets
Property and equipment, net of accumulated depreciation of A$329,646 and A$525,767 respectively	7	58,527	71,150
Other non-current assets	6	35,164	35,164

Total Non-Current Assets		93,691	106,314

Total Assets		6,801,417	4,597,250

Liabilities
Current Liabilities
Trade and other payables	8	1,244,417	604,142
Provisions	9	256,074	194,903

Total Current Liabilities		1,500,491	799,045

Non-Current Liabilities
Provisions	9	71,610	48,389

Total Non-Current Liabilities		71,610	48,389

Total Liabilities		1,572,101	847,434

Net Assets		5,229,316	3,749,816

Equity
Issued and unissued capital 2010: 234,045,871 fully paid ordinary shares Nil options over fully paid ordinary shares 2009: 202,710,473 fully paid ordinary shares 14,279,133 options over fully paid ordinary shares	12	75,120,164	70,188,989
Reserves	13	8,582,579	7,127,332
Accumulated deficit during the development stage	14	(78,473,427)	(73,566,505)

Total Equity		5,229,316	3,749,816

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2010	2009	2008

Revenues from ordinary activities	2	215,008	428,193	490,943
Other income	2	-	-	170

Research and development expenses, net	3	(87,992)	(2,215,358)	(5,757,168)
Personnel expenses	3	(3,087,234)	(3,832,804)	(5,350,189)
Intellectual property expenses	3	(431,082)	(1,107,534)	(469,428)
Auditor and accounting expenses	3	(168,909)	(129,998)	(331,950)
Travel expenses	3	(234,555)	(195,251)	(146,651)
Public relations and marketing expenses	3	(130,090)	(222,679)	(141,337)
Depreciation expenses	3	(35,290)	(34,190)	(25,349)
Other expenses	3	(940,699)	(978,875)	(975,404)
Foreign exchange gain (loss)	3	(6,079)	(6,723)	(402,886)
Gain (loss) on fair value of financial liabilities	3	-	772,430	(451,429)

Loss before income tax expense		(4,906,922)	(7,522,789)	(13,560,678)

Income tax expense	4	-	-	-

Loss for the year		(4,906,922)	(7,522,789)	(13,560,678)

Other comprehensive income		-	-	-

Total comprehensive income for the year	14	(4,906,922)	(7,522,789)	(13,560,678)

Loss per share (basic and diluted)	19	(0.02)	(0.04)	(0.08)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		227,527,388	202,357,885	174,714,146

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30
	Notes	2010	2009	2008

Cash Flows from Operating Activities
Payments to suppliers and employees		(4,923,648)	(7,511,372)	(9,766,851)
Interest received		214,709	517,198	375,461

Net cash flows used in operating activities	15(a)	(4,708,939)	(6,994,174)	(9,391,390)

Cash Flows from Investing Activities
Payment for rental deposits		-	-	(35,164)
Payments for purchase of equipment		(22,667)	(36,192)	(46,606)

Net cash flows used in investing activities		(22,667)	(36,192)	(81,770)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		6,000,000	114,000	14,297,620
Payment of share issue costs		(344,056)	(13,193)	(580,372)

Net cash flows provided by financing activities		5,655,944	100,807	13,717,248

Net increase (decrease) in cash and cash equivalents		924,338	(6,929,559)	4,244,088

Opening cash and cash equivalents brought forward		4,304,977	11,219,035	7,409,256
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		(2,017)	15,501	(434,309)

Closing cash and cash equivalents carried forward	15(b)	5,227,298	4,304,977	11,219,035

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued and unissued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2007		151,517,978	53,988,412	4,106,821	(52,483,038)	5,612,195
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	12(b)	47,903,699	13,717,248	-	-	13,717,248
Issuance of options in connection with private placement	12(c)	-	1,439,305	-	-	1,439,305
Non-cash issuance of shares to consultants	12(b)	985,000	288,402	-	-	288,402
Non-cash issuance of options to consultants	13(b)	-	-	482,150	-	482,150
Non-cash issuance of options to directors and employees	13(b)	-	-	1,467,359	-	1,467,359
Issuance of shares in connection with exercise of options, net of costs	12(b) & 13(b)	1,393,563	408,936	(408,936)	-	-
Share options – value of share option scheme	13(b)	-	-	563,479	-	563,479
Options forfeited	13(b)	-	-	(143,133)	-	(143,133)
		201,800,240	69,842,303	6,067,740	(52,483,038)	23,427,005
Net loss	14	-	-	-	(13,560,678)	(13,560,678)
Total comprehensive income for the year		-	-	-	(13,560,678)	(13,560,678)
Balance, June 30, 2008		201,800,240	69,842,303	6,067,740	(66,043,716)	9,866,327
Transactions with owners in their capacity as owners:
Non-cash issuance of shares to consultants	12(b)	93,750	128,932	-	-	128,932
Non-cash issuance of options to consultants	13(b)	-	-	622,700	-	622,700
Non-cash issuance of options to directors and employees	13(b)	-	-	138,213	-	138,213
Issuance of shares in connection with exercise of options, net of costs	12(b) & 13(b)	816,483	217,754	(217,754)	-	-
Share options – value of share option scheme	13(b)	-	-	516,433	-	516,433
		202,710,473	70,188,989	7,127,332	(66,043,716)	11,272,605
Net loss	14	-	-	-	(7,522,789)	(7,522,789)
Total comprehensive income for the year		-	-	-	(7,522,789)	(7,522,789)
Balance, June 30, 2009		202,710,473	70,188,989	7,127,332	(73,566,505)	3,749,816
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	12(b)	30,750,000	4,798,800	-	-	4,798,801
Issuance of options in connection with private placement	12(c)	-	-	857,143	-	857,143
Non-cash issuance of shares to consultants	12(b)	165,000	42,267	-	-	24,750
Non-cash issuance of options to consultants	13(b)	-	-	409,299	-	409,299
Non-cash issuance of options to directors and employees	13(b)	-	-	63,962	-	63,962
Issuance of shares in connection with exercise of options, net of costs	12(b) & 13(b)	420,398	90,108	(90,108)	-	-
Share options – value of share option scheme	13(b)	-	-	214,951	-	214,951
		31,335,398	4,931,175	1,455,247	-	6,386,422
Net loss	14	-	-	-	(4,906,922)	(4,906,922)
Total comprehensive income for the year		-	-	-	(4,906,922)	(4,906,922)
Balance, June 30, 2010		234,045,871	75,120,164	8,582,579	(78,473,427)	5,229,316

The accompanying notes are an integral part of the consolidated financial statements.

  PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2010 was authorized for issue in accordance with a resolution of the Directors on September 30, 2010.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2010 and the comparative information presented in these financial statements for the years ended June 30, 2009 and 2008.

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
    > A$0.80 at June 30, 2009
    > A$1.00 at June 30, 2010
3) Based on the best estimate of the consolidated entity, made during the 2009 fiscal year, the share price will reach the defined level:
    > A$0.25 at June 30, 2009
    > A$0.45 at June 30, 2010
4) Based on the best estimate of the consolidated entity, made during the 2010 fiscal year, the share price will reach the defined level:
    > A$0.20 at June 30, 2010
    > A$0.30 at June 30, 2011
    > A$0.40 at June 30, 2012

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The initial estimate made at the date of grant as regards to the likelihood of achieving the market condition is never adjusted for changes in the probability of the condition being achieved.  At each reporting period, the Company assesses the estimated period over which the defined market condition will be achieved.

(b) Critical judgments in applying the entity’s accounting policies - use of volatility period in valuing warrant liabilities

Warrants and options exercisable into American Depository Receipts ("ADRs") recorded as financial liabilities under IAS 32 Financial Instruments: Presentation (see Note 10) are measured at fair value using a Black-Scholes valuation model.  At each reporting date any options and warrants for ADRs are recorded at fair value with the corresponding difference being recorded in the income statement as a gain or loss.

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

Going Concern Basis

The consolidated entity is a development stage medical biotechnology company and as such, expects to be utilizing cash until its research and development activities have become marketable.  As at 30 June 2010, the consolidated entity had an operating loss of A$4,906,922 (2009 loss: A$7,522,789).  As at year end, the consolidated entity's net assets amounted to A$5,229,316 (2009: A$3,749,816).  The consolidated entity's cash position has increased to A$5,227,298 at 30 June 2010 from A$4,304,977 at 30 June 2009.

There remains significant uncertainty of the Company’s ability to continue as a going concern for a further 12 months from the date of signing the financial report and, therefore, whether the Company will realize its assets and extinguish its liabilities in the normal course of business and at the amounts stated in the financial report.  However, the Directors believe that the going concern basis of preparation is appropriate given the funding expected from the following sources:

•
Since inception, the consolidated entity has been able to raise funds to pursue its research programs, raising in excess of A$85m through the issue of equity and warrants, before costs.  In the past twelve months, the consolidated entity has demonstrated that it can raise capital by raising A$6,000,000 through the issue of equity, before costs.  The Directors believe that there is an expectation that they can raise additional funding to enable the consolidated entity to continue to pursue the current business objectives and at the General Meeting held on 17 August 2010, received shareholder approval to issue 225,000,000 new ordinary shares to raise approximately A$27m, dependant on the final issue price.

•
Given the significant uncertainty of capital markets, other sources of funding to support the current business objectives are being pursued in parallel, including potential joint venture arrangements, merger, acquisition and other means of leveraging resources from potential partners to continue the business objectives of the consolidated entity over the next twelve months.

At this time, the Directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statements of Financial Position at 30 June 2010.  Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the consolidated entity not continue as a going concern.

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

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(a)Principles of Consolidation
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

(b)Income Tax
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

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

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

(c)Property and Equipment
Property and equipment is measured at historical cost less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to Prana’s premises at Parkville, Victoria, Australia.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the consolidated entity and the cost of the item can be measured reliably.  The carrying amount of any component accounted for as a separate asset is derecognized when replaced.  All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

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

(d)Leases
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

(e)Financial Instruments
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

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)Impairment of Assets
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

The recoverable amount for the asset (or cash-generating unit) is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

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

(g)Intangible Assets - Research and Development
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

At June 30, 2010 and 2009, Prana had no capitalized research and development costs.

(h)Foreign Currency Transactions and Balances
Functional and Presentation Currency
Items included in the financial statements of each of the consolidated entity’s entities are measured using the currency of the primary economic environment in which the entity operates (the functional currency).  The consolidated financial statements are presented in Australian dollars, which is Prana’s functional and presentation currency.

Foreign currency transactions
All foreign currency transactions during the financial year are brought to account using the exchange rate in effect at the date of the transaction. Foreign currency monetary items at each reporting date are translated at the exchange rate existing at each reporting date. Non-monetary assets and liabilities carried at fair value that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined.

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

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Group companies
The results and financial position of all the Company’s entities that have a functional currency difference from the presentation currency are translated into the presentation currency as follows:
•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, and
•
income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable  approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

•	all resulting exchange differences are recognized as a separate component of equity.

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

(i)Employee Benefits
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

(j)Provisions
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

(k)Cash and Cash Equivalents
Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(l)Revenue
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  Revenue is made up of interest income which is recognized on a time proportion basis using the effective interest method.

(m)Other Income
Other income is recognized to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

(n)Goods and Services Tax (“GST”)
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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(o)Trade and Other Payables
These amounts represent liabilities for goods and services provided to the consolidated entity prior to the end of financial year which are unpaid.  The amounts are unsecured and are usually paid within 30 days of recognition.

(p)Share-Based Payments
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

The fair value at grant date is independently determined using a Black-Scholes (for options without market condition) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk free interest rate for the term of the option.  The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioral considerations.

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the consolidated entity's estimate of shares that will eventually vest.

(q)Loss Per Share
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

(r)Share Capital
Ordinary share capital is recognized as the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a reduction of the share proceeds received.

(s)Trade and Other Receivables
Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.   BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t)Comparative Figures
When required by IFRS, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(u)Parent Information
The financial information for the parent entity, Prana Biotechnology Limited, disclosed in Note 2 has been prepared on the same basis as the consolidated financial statements, except as set out below.

Investment in Subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

(v)New Accounting Standards And Interpretations

In respect of the year ended 30 June 2010, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements.  There has been no affect on the profit and loss or the financial position of the Group.

Certain new accounting standards and interpretations have been published that are not mandatory for 30 June 2010 reporting periods.  The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

➢	IFRS 2009-8 Amendments to International Accounting Standards – Group Cash-Settled Share-Based Payment Transactions [IFRS 2] (effective for all accounting periods commencing on or after 1 January 2010)

The amendments made by the IASC to IFRS 2 confirm that an entity receiving goods or services in a group share-based payment arrangement must recognise an expense for those goods or services regardless of which entity in the group settles the transaction or whether the transaction is settled in shares or cash.  They also clarify how the group share-based payment arrangement should be measured, that is, whether it is measured as an equity- or a cash-settled transaction.  The Group will apply these amendments retrospectively for the financial reporting period commencing on 1 July 2010.  There will be no impact on the Group’s financial statements.

➢	IFRS 2009-10 Amendments to International Accounting Standards – Classification of Rights Issues [IAS 32 (effective for all accounting periods commencing on or after 1 February 2010)

In October 2009, the IASC issued an amendment to IAS 32 Financial Instruments: Presentation which addresses the accounting for rights issues that are denominated in a currency other than the functional currency of the issuer.  Provided certain conditions are met, such rights issues are now classified as equity regardless of the currency in which the exercise price is denominated.  Previously, these issues had to be accounted for as derivative liabilities.  The amendment must be applied retrospectively in accordance with IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors.  The Group will apply the amended standard from 1 July 2010.  As the Group has not made any such rights issues, the amendment will not have any effect on the Group’s financial statements.

➢	IFRS 7 Financial Instruments and IFRS 2009-11 Amendments to International Accounting Standards arising from IFRS 7 (effective from 1 January 2013)

IFRS 7 Financial Instruments addresses the classification and measurement of financial assets and is likely to affect the group’s accounting for its financial assets.  The standard is not applicable until 1 January 2013 but is available for early adoption.  The Group is yet to assess its full impact.  However, initial indications are that it may affect the Group’s accounting for its available-for-sale financial assets, since IFRS 7 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments, for example, will therefore have to be recognised directly in profit or loss.  In the current reporting period, the Group recognised no such gains or losses in other comprehensive income.  The Group has not yet decided when to adopt IFRS 7.

➢	Revised IAS 24 Related Party Disclosures and IFRS 2009-12 Amendments to International Accounting Standards (effective from 1 January 2011)

In December 2009, the IASC issued a revised IAS 24 Related Party Disclosures.  It is effective for accounting periods beginning on or after 1 January 2011 and must be applied retrospectively.  The amendment removes the requirement for government-related entities to disclose details of all transactions with the government and other government-related entities and clarifies and simplifies the definition of a related party.  The group will apply the amended standard from 1 July 2011.  When the amendments are applied, the Group and the parent entity will need to disclose any transactions between its subsidiaries and its associates. The Company’s only transactions with government-related entities specifically relate to grants and research and development performed by public hospitals, no other government-related transactions have occurred.  It is therefore not possible to disclose the financial impact, if any, of the amendment on the related party disclosures.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

➢
IFRIC Interpretation 19 Extinguishing financial liabilities with equity instruments and IFRS  2009-13 Amendments to International Accounting Standards arising from Interpretation 19 (effective from 1 July 2010)

IFRIC Interpretation 19 clarifies the accounting when an entity renegotiates the terms of its debt with the result that the liability is extinguished by the debtor issuing its own equity instruments to the creditor (debt for equity swap).  It requires a gain or loss to be recognised in profit or loss which is measured as the difference between the carrying amount of the financial liability and the fair value of the equity instruments issued.  The Group will apply the interpretation from 1 July 2010.  It is not expected to have any impact on the Group’s or the parent entity’s financial statements since it is only retrospectively applied from the beginning of the earliest period presented (1 July 2009) and the group has not entered into any debt for equity swaps since that date.

➢	IFRS 2009-14 Amendments to International Interpretation – Prepayments of a Minimum Funding Requirement (effective from 1 January 2011)

In December 2009, the IASC made an amendment to Interpretation 14: The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction.  The amendment removes an unintended consequence of the interpretation related to voluntary prepayments when there is a minimum funding requirement in regard to the entity’s defined benefit scheme.  It permits entities to recognise an asset for a prepayment of contributions made to cover minimum funding requirements.  The group does not make any such prepayments.  The amendment is therefore not expected to have any impact on the Group’s financial statements.  The Group intends to apply the amendment from 1 July 2011.

These are the only changes which are expected to be of relevance to the Group.

	Years Ended June 30,
	2010	2009	2008

2.PARENT INFORMATION
The following information has been extracted from the books and records of the parent and has been prepared in accordance with the company’s accounting policies.
Balance Sheet
ASSETS
Current Assets	6,707,726	4,490,936	11,594,001
Non-current Assets	95,106	107,729	105,727
TOTAL ASSETS	6,802,832	4,598,665	11,699,728

LIABILITIES
Current Liabilities	1,499,354	797,685	1,741,584
Non-current Liabilities	71,610	48,389	89,361
TOTAL LIABILITIES	1,570,964	846,074	1,830,945

EQUITY
Issued Capital	75,120,164	70,188,989	69,842,303
Reserves	8,582,579	7,127,332	6,067,740
Accumulated losses	(78,470,875)	(73,563,730)	(66,041,260)
TOTAL EQUITY	5,231,868	3,752,591	9,868,783

Statement of Comprehensive Income
Total profit	(4,907,145)	(7,522,470)	(13,562,583)
Total comprehensive income	(4,907,145)	(7,522,470)	(13,562,583)

	Years Ended June 30,
	2010	2009	2008

3.REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS
Other revenue
Interest	215,008	428,193	490,943
Total other revenue	215,008	428,193	490,943

Other income
Other income	-	-	170
Total other income	-	-	170

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2010	2009	2008
4.EXPENSES FROM ORDINARY ACTIVITIES
Research and development	4(a)	87,992	2,215,358	5,757,168

Personnel expenses
Employees		1,286,094	1,359,887	1,317,782
Equity based payments – employees		118,228	169,043	329,588
Consultants and directors		923,472	1,022,227	1,398,849
Equity-based payments – consultants and directors		612,252	1,136,428	2,152,234
Defined contribution superannuation expenses		147,188	145,219	151,736

Total personnel expense*		3,087,234	3,832,804	5,350,189

Intellectual property expenses
Overseas		202,002	497,947	140,705
Local		229,080	609,587	328,723

Total intellectual property expense
		431,082	1,107,534	469,428

Depreciation of non-current assets
Laboratory equipment		3,899	1,748	4,362
Computer equipment		26,997	26,488	16,152
Furniture and fittings		2,700	2,688	3,383
Leasehold improvements		1,420	1,420	1,452
Write-off non-current assets		274	1,846	-

Total depreciation expense		35,290	34,190	25,349

Other expenses
Corporate compliance		284,156	299,250	218,435
Office expenses		433,818	444,579	455,010
Computer expenses		21,167	23,178	34,794
Insurance		61,359	77,166	130,175
Office rental under operating lease		140,199	134,702	136,990

Total other expenses		940,699	978,875	975,404

Auditor and accounting expenses		168,909	129,998	331,950
Travel expenses		234,555	195,251	146,651
Public relations and marketing expenses		130,090	222,679	141,337
Foreign exchange gain		6,079	6,723	402,886
Gain (loss) on fair valuation of financial liabilities		-	(772,430)	451,429

Total expenses		5,121,930	7,950,982	14,051,791
*Personnel expenses include salaries and fees paid to employees and consultants involved in research and development activities.

	Years Ended June 30,
4(a) Research and development expenses	2010	2009	2008
Personnel expenses related to research and development	578,389	812,086	1,471,357
Research and development expenses 1	87,992	2,215,358	5,757,168
Total Research and development expenses	666,381	3,027,444	7,228,525

1 Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

For the year ended 30 June 2010, the Company incurred research and development expenses of A$2,340,377.  Such expenses were offset by cash that the Company received or is receivable, due to an adjustment under a research and development contract, resulting in the line item of research and development expenses for such period being A$87,992.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2010	2009	2008
5.INCOME TAX

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax income on net (loss) before income tax at 30% (2009 & 2008: 30%)	(1,472,077)	(2,256,837)	(4,068,203)
Effect of lower tax rates of tax on overseas income	(34)	48	(286)

Add tax effect of:
(Over) provision of income tax in previous year relating to a correction of estimates 1	(133,538)	13,806	(288)
Equity issued for nil consideration	219,144	391,641	744,547
Research and development tax concession	(44,027)	(258,131)	(552,400)
Gain on fair value of financial liabilities	-	(231,729)	135,429
Other	1,426	1,701	116

Deferred tax asset not recognized	1,429,106	2,339,501	3,740,797

Income tax expense attributable to loss before income tax	-	-	-

(b) Potential deferred tax asset at June 30, 2010, 2009 and 2008 in respect of tax losses not brought to account is:	30,238,852	28,809,746	26,396,277
Temporary Differences	(230,014)	246,714	1,242,278

1 This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the Form 20-F for the year ended June 30, 2009, and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.

	Years Ended June 30,
	2010	2009
6.TRADE AND OTHER RECEIVABLES

Accrued income	825	526

	825	526

	Years Ended June 30,
	2010	2009
7.OTHER ASSETS
Current
Prepayments	72,892	185,433
Other Receivable*	1,406,711	-

Total	1,479,603	185,433

Non-current
Term Deposit	35,164	35,164

Total	35,164	35,164

*Refer to Note 4a for further details in relation to other receivables.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2010	2009
8.PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		596,428	646,399
Additions		22,665	36,191
Disposals		(225,781)	(86,162)

Balance at end of year		393,312	596,428

Accumulated depreciation
Balance at beginning of year		(525,278)	(577,250)
Disposals		225,509	84,316
Depreciation expense	4	(35,016)	(32,344)

Balance at end of year		(334,785)	(525,278)

Net book value at end of year		58,527	71,150

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 4.

	Years Ended June 30,
	2010	2009

Laboratory equipment, at cost	166,165	369,959
Less accumulated depreciation	(151,739)	(366,894)

Total laboratory equipment	14,426	3,065

Computer equipment, at cost	109,071	108,704
Less accumulated depreciation	(84,197)	(63,655)

Total computer equipment	24,874	45,049

Furniture and fittings, at cost	37,278	42,595
Less accumulated depreciation	(18,125)	(21,053)

Total furniture and fittings	19,153	21,542

Leasehold improvements, at cost	75,659	75,659
Less accumulated depreciation	(75,585)	(74,165)

Total leasehold improvements	74	1,494

Total	58,527	71,150

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2010	2009
9.TRADE AND OTHER PAYABLES

Trade creditors	279,752	109,871
Accrued research and development expenses	650,331	248,304
Accrued intellectual property expenses	20,719	111,217
Accrued personnel expenses	31,516	246
Accrued audit fees	114,686	124,069
Accrued travel expenses	8,295	-
Accrued marketing expenses	63,078	-
Other accrued expenses	9,270	10,435
Sundry payables	66,770	-

Total	1,244,417	604,142

		Years Ended June 30,
	Notes	2010	2009
10.PROVISIONS

Current
Annual leave	17	171,789	126,427
Long service leave1		84,285	68,476

Total		256,074	194,903

Non-Current
Long service leave	17	71,610	48,389

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

	Years Ended June 30,
	2010	2009

Long service leave obligation expected to be settled after 12 months	84,285	68,476

11.    COMMITMENTS AND CONTINGENCIES

A contingent liability which was reported by the company in its last annual report, relating to a past employee matter, is no longer considered material.

There are no contingent assets or liabilities at the date of this report.  The consolidated entity is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the company.

In respect of expenditure commitments, refer to Note 16.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2010	2009	2008
12. ISSUED CAPITAL

(a) Issued Capital	A.
Fully paid ordinary shares	12(b)	72,418,520	67,487,345	67,140,659
Options for fully paid ordinary shares	12(c)	2,701,644	2,701,644	2,701,644

		75,120,164	70,188,989	69,842,303

(b)  Movements in Issued Shares

	June 30,
	2010		2009		2008
	No.	$	No.	$	No.	$
Beginning of the year	202,710,473	67,487,345	201,800,240	67,140,659	151,517,978	52,726,073

Movement during the year	31,335,398	4,931,175	910,233	346,686	50,282,262	14,414,586

End of the year	234,045,871	72,418,520	202,710,473	67,487,345	201,800,240	67,140,659

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$
July 23, 2008	Exercise of options – consultants		80,000	-	38,400
July 31, 2008	Exercise of options – consultants		80,000	-	35,200
August 27, 2008	Exercise of options – employees		18,939	-	7,576
September 3, 2008	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.42	13,125
October 15, 2008	Exercise of options – employees		21,952	-	8,781
October 15, 2008	Exercise of options – employees		28,947	-	6,658
November 13, 2008	Exercise of options – consultants		49,803	-	11,455
December 3, 2008	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.30	9,375
December 4, 2008	Exercise of options – consultants		400,000	-	158,000
March 3, 2009	Non cash share issue in consideration for services provided by consultants	(i)	31,250	0.18	5,625
March 3, 2009	Exercise of options – consultants		136,842	-	65,684
	Security issuance costs				(13,193)
Year ended June 30, 2009			910,233		346,686
July 15, 2009	Exercise of options – employees		2,000	-	460
July 15, 2009	Exercise of options – employees		45,333	-	9,973
July 15, 2009	Exercise of options – consultants		80,000	-	15,200
July 15, 2009	Exercise of options – employees		53,333	-	11,733
September 2, 2009	Exercise of options – employees		54,500	-	11,990
October 8, 2009	Exercise of options – employees		30,000	-	6,600
October 8, 2009	Exercise of options – employees		75,232	-	16,551
November 9, 2009	Shares to investors as part of private placement		30,000,000	0.17	5,017,421
November 27, 2009	Shares to investors as part of private placement		750,000	0.17	125,436
March 2, 2010	Non cash share issue in consideration for services provided by consultants	(i)	165,000	0.15	24,750
March 2, 2010	Exercise of options – consultants		80,000	-	17,600
	Proposed Non cash share issue in consideration for services provided by consultants		-	0.32	17,517
	Security issuance costs				(344,056)
Year ended June 30, 2010			31,335,398		4,931,175

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

September 3, 2008, December 3, 2008, March 3, 2009 and March 2, 2010

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

(c) Movements in Options

	June 30,
	2010		2009		2008
	Number of Options	$	Number of Options	$	Number of Options	$
Beginning of the year	14,279,133	2,701,644	14,279,133	2,701,644	4,352,893	1,262,339

Movement during the year	(14,279,133)	-	-	-	9,926,240	1,439,305

End of the year	-	2,701,644	14,279,133	2,701,644	14,279,133	2,701,644

Details of option grants are as follows:

Date	Details	Exercise Price	Number	Fair Value	$
Year ended June 30, 2009		-	-	-	-
November 30, 2009	Options to investors expired unexercised	$0.446	14,279,133	-	-
Year ended June 30, 2010			14,279,133		-

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

12. ISSUED CAPITAL (continued)

(e) Shares Issued after Reporting Date

After reporting date the following equity issues occurred:

Date	Details	Notes	Number	Issue Price	$
July 19, 2010	Shares to investors as part of private placement		7,064,749	0.16	1,150,000
September 27, 2010	Non cash share issue in consideration for services provided by consultants		110,000	0.13	14,300
September 27, 2010	Exercise of options – employees		84,333	-	18,553
October 8, 2010	Exercise of options – employees		57,750	-	12,705
October 8, 2010	Exercise of options – employees		54,500	-	11,990
			7,371,332		1,207,548

13.RESERVES

		Years Ended June 30,
	Notes	2010	2009	2008

(a)Share Based Payments
Options for fully paid ordinary shares	13(b)	6,613,582	5,158,335	4,098,743
Options for ADRs	13(c)	1,515,434	1,515,434	1,515,434
Warrants for ADRs	13(d)	453,563	453,563	453,563

		8,582,579	7,127,332	6,067,740

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised.  Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

(b)Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2010		2009		2008
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)
Beginning of the year	13,335,167	5,158,335	11,051,832	4,098,743	9,928,262	2,137,824
Issued during the year	15,704,609	1,330,404	3,099,818	760,913	5,617,133	1,949,511
Expired during the year	(2,200,000)	-	-	-	(1,100,000)	-
Forfeited during the year	-	-	-	-	(2,000,000)	(143,133)
Amortization of option expenses	-	214,951	-	-	-	563,479
Exercised during the year (Note 13(b))	(420,398)	(90,108)	(816,483)	(217,754)	(1,393,563)	(408,938)

End of the year	26,419,378	6,613,582	13,335,167	5,158,335	11,051,832	4,098,743

Details of option grants are summarized as follows.

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

2010
•     On September 2, 2009, the Company granted options to purchase 80,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company.  The options are exercisable at A$nil consideration and expire on October 31, 2010.  The fair value of the options is A$0.22.
•     On November 27, 2009, the Company granted options to purchase 10,000,000 ordinary shares to investors as part of a capital raising.  The options are exercisable at A$0.30 consideration and expire on September 11, 2013.  The fair value of the options is A$0.09.
•     On November 27, 2009, the Company granted options to purchase 3,500,000 ordinary shares to consultants in recognition of services rendered to the Company.  The options are exercisable at A$0.30 consideration and expire on September 23, 2012.  The fair value of the options is A$0.08.
•     On June 8, 2010, the Company granted options to purchase 645,853 ordinary shares to employees under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$nil consideration and expire on August 7, 2014.  The fair value of the options is A$0.14.
•     On June 8, 2010, the Company granted options to purchase 60,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company.  The options are exercisable at A$nil consideration and expire on August 7, 2014.  The fair value of the options is A$0.14.
•     On June 8, 2010, the Company granted options to purchase 418,756 ordinary shares to employees under the 2004 ASX Plan (see Note 17) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$0.15 consideration and expire on March 31, 2014.  The fair value of the options is A$0.13.
•     On June 8, 2010, the Company granted options to purchase 1,000,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 17) in recognition of services rendered to the Company.  The options are exercisable at A$0.15 consideration and expire on March 31, 2014.  The fair value of the options is A$0.11.

(c)Movements in Options for ADRs

	Years Ended June 30,
	2010		2009		2008
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)
Beginning of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

End of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.  RESERVES (continued)

(d)Movement in Warrants for ADRs

	Years Ended June 30,
	2010		2009		2008
	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)
Beginning of the year	-	453,563	320,000	453,563	320,000	453,563
Expired during the year	-	-	(320,000)	-	-	-

End of the year	-	453,563	-	453,563	320,000	453,563

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

(f) Options and Warrants Issued after Reporting Date

Details of option issuances are as follows:

•     On October 8, 2010, the Company granted options to purchase 200,000 ordinary shares to consultants under the 2004 ASX Plan in recognition of services rendered to the Company.  The options are exercisable at A$nil consideration and expire on August 7, 2014.

There have been no warrants granted after reporting date.

	Years Ended June 30,
	2010	2009
14. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(73,566,505)	(66,043,716)
Net loss for the year	(4,906,922)	(7,522,789)

Balance at end of year	(78,473,427)	(73,566,505)

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2010	2009	2008
15.CASH FLOW INFORMATION

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(4,906,922)	(7,522,789)	(13,560,678)

Non-cash items
Depreciation of property and equipment	35,290	34,190	25,349
Non-cash issue of equity in consideration of operating expenses	730,478	1,305,471	4,097,562
Foreign exchange (gain) loss	2,017	(15,501)	434,309
(Gain) loss on fair value of financial liabilities	-	(772,430)	451,429

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	(299)	120,115	(24,142)
Decrease (increase) in other current assets	(1,294,170)	68,892	(85,786)
(Decrease) increase in trade and other payables	640,275	(244,971)	(812,496)
Decrease (increase) in provision for employee entitlements	84,392	32,849	83,063

Net cash flows used in operating activities	(4,708,939)	(6,994,174)	(9,391,390)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	5,227,298	4,304,977	468,619
- term deposit/on call	-	-	10,750,416

Closing cash and cash equivalents balance	5,227,298	4,304,977	11,219,035

(c)  Non-Cash Financing and Investing Activities

During the years ended June 30, 2010, 2009 and 2008, the Company issued shares and granted options in connection with non-cash transactions.  See Notes 12(b) and 13(b).

16.EXPENDITURE COMMITMENTS

The Company has a non-cancelable operating lease contracted for but not capitalized in the financial statements.  The Company has commitments under this contract within one year of A$114,152 and between one year and five years of A$38,520.  The property lease is a non-cancellable lease with a 12 month term, with rent payable monthly in advance.  The property lease commenced November 1, 2009 and commencing November 1, 2010, the lease was renewed for a further term of 12 months.  Within the lease agreement there is a contingent rental provision which allows the lease payments to be increased by 3.50% of the rental payments on an annual basis.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 20.

The Company has commitments under research and development contracts within one year of A$2,151,895 and greater than one year but less than three years of A$86,335.  For the fiscal year ended June 30, 2009, commitments under research and development contracts within one year were A$485,861 and greater than one year but less than three years were A$43,028.  There were no research and development contract commitments after one year for the year ended June 30, 2008, commitments under research and development contracts within one year for the year ended June 30, 2008 were A$894,566.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

17.SHARE BASED PAYMENTS

(a)   Employee and Consultant Plans

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of employee and consultant plans designed to reward directors, employees and/or consultants for their contributions to the Company.  The plans are to be used as a method of retaining key personnel for the growth and development of the Company.  Due to Prana’s U.S. presence, a U.S. plan (the 2004 ADS Plan) and an Australian plan (the 2004 ASX Plan) were developed.  At June 30, 2010, equity had been issued to one previous Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan.  At June 30, 2009, equity had been issued to one previous Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan. At June 30, 2008, equity had been issued to one former and four current Directors, three key management personnel, 16 employees and 10 consultants under the 2004 ASX Plan.  At the 2004 Annual General Meeting shareholders authorized the Company to issue in the aggregate up to 12 million ordinary shares under the two plans.  This was increased to 22 million ordinary shares at the 2005 Annual General Meeting.  This was further increased to 30 million ordinary shares at the 2007 Annual General Meeting, 45 million ordinary shares at the 2008 Annual General Meeting and 60 million ordinary shares at the 2009 Annual General Meeting.  The Share Plan Committee, a sub-committee of the Remuneration Committee administers the two plans and is able to change the terms of the equity issued under them from the default terms.

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

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2010		2009		2008
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)
Beginning of the year	12,471,183	0.14	10,187,848	0.08	9,928,262	0.06
Issued during the year	2,204,609	0.10	3,099,818	0.32	4,753,149	0.38
Exercised during the year	(420,398)	Nil	(816,483)	0.14	(1,393,563)	0.62
Expired during the year	(2,200,000)	Nil	-	Nil	(1,100,000)	Nil
Forfeited during the year	-	Nil	-	Nil	(2,000,000)	Nil

Outstanding at year end	12,055,394	0.16	12,471,183	0.14	10,187,848	0.08

Exercisable at year end	8,477,204	0.23	7,398,846	0.23	5,610,348	0.15

The range of exercise prices of options outstanding at period end is nil to A$0.50.  These options have a weighted average remaining contractual life of 1.31 years.  The weighted average fair value of options granted during the period was determined in accordance with Note 1(p) as A$0.12, A$0.25 and A$0.38 for the years ended June 30, 2010, 2009 and 2008, respectively.  The weighted average assumptions in calculating fair value were as follows:
•               risk-free interest rate of 5.13% for 2010 and 4.12% for 2009;
•               no dividends;
•               expected volatility of 120% for 2010 and 155% for 2009; and
•               expected life of 3.98 years for 2010 and 1.85 for 2009.

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

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2010	2009	2008
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	5,076,485	4,166,252	1,787,689
Issued during the year 1	585,398	910,233	2,378,563

End of the financial year	5,661,883	5,076,485	4,166,252

1 In the years ended June 30, 2010, 2009 and 2008 this includes options to purchase 420,398; 816,483 and 1,393,563 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2010			2009			2008
	Number of Options	Weighted Average Exercise Price ($)		Number of Options	Weighted Average Exercise Price ($)		Number of Options	Weighted Average Exercise Price ($)
Beginning of the year	380,000	$	US5.00 (A$5.84)	380,000	$	US5.00 (A$6.22)	380,000	$	US5.00 (A$5.21)
Issued during the year 1	-		-	-		-	-		-

Outstanding at year end	380,000	$	US5.00 (A$5.84)	380,000	$	US5.00 (A$6.22)	380,000	$	US5.00 (A$5.21)

Exercisable at year end 1	380,000	$	US5.00 (A$5.84)	380,000	$	US5.00 (A$6.22)	380,000	$	US5.00 (A$5.21)

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

18.SUBSEQUENT EVENTS

On August 17, 2010 Prana Biotechnology received shareholder approval to place up to 225,000,000 new fully paid ordinary shares having an issue price at least eighty percent (80%) of the average market price of the Company’s shares for the five (5) trading days prior to the issue of those shares.

Other than as described above, there have been no significant changes in the operation or financial condition of the Company since June 30, 2010.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2010	2009	2008
19.LOSS PER SHARE
Basic and diluted loss per share	(0.02)	(0.04)	(0.08)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	227,527,388	202,357,885	174,714,146

The options and warrants in place do not have the effect of diluting the loss per share.

20.     KEY MANAGEMENT PERSONNEL COMPENSATION

(a) The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman Chief Executive Officer
Brian Meltzer	Non-Executive Director
George Mihaly	Non-Executive Director
Peter Marks	Non-Executive Director
Paul Marks	Non-Executive Director (appointed 14 January 2010)

(b) The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Richard Revelins	Company Secretary Chief Financial Officer

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

The Company's remuneration policy is not directly based on the Company's performance, rather on industry practice.

The Company's primary focus is research activities with a long term objective of developing and commercialising its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and/or trial phase.  Shareholder wealth reflects this speculative and volatile market sector.  This pattern is indicative of the Company's performance over the past four years.

The purpose of a performance bonus is to reward individual performance in line with Company objectives.  Consequently, performance based remuneration is paid to an individual where the individual's performance clearly contributes to a successful outcome for the Company.  This is regularly measured in respect of performance against key performance indicators ("KPI's").

The Company uses a variety of KPI's to determine achievement, depending on the role of the executive being assessed.  These include:
•         successful contract negotiations;
•         Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or
•         achievement of research project milestones within scheduled time and/or budget.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2010 Directors’ remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $
Geoffrey Kempler 1 & 2	366,729	-	36,673	92,724	496,126
Brian Meltzer 1	82,569	-	7,431	27,817	117,817
George Mihaly 1	75,000	-	-	27,817	102,817
Peter Marks 1	55,000	-	-	12,328	67,328
Paul Marks	16,820	-	1,514	-	18,334
	596,118	-	45,618	160,686	802,422

1 This includes equity issued as per the Annual General Meetings held on 30 November 2005 and 17 November 2004.  As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options.  As a result, the value does not reflect the current market price of the Company's shares.  The Board believes that if the options issued in 2004 and 2006 were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days.

2 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler.  At June 30, 2010, A$27,134 had been accrued to date.  No amounts have been paid in the June 30, 2010 financial year.

	Short Term Benefits		Post-Employment	Equity
2009 Directors’ remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $
Geoffrey Kempler 1,2 & 4	299,904	-	29,992	240,413	570,309
Brian Meltzer 1&3	68,807	-	6,193	72,124	147,124
George Mihaly 1&3	62,500	-	-	72,124	134,624
Peter Marks 1&3	45,833	-	-	56,635	102,468
	477,044	-	36,185	441,296	954,525

1 This includes equity issued as per the Annual General Meetings held on November 30, 2006, November 30, 2005 and November 30, 2004.  As per Australian accounting standards, the options granted to Directors were valued at grant date and are being expensed over the anticipated life of the options.  As a result, the value does not reflect the current market price of the Company’s shares.  The Board believes that if the options issued in 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 and A$0.80, respectively, for five consecutive trading days.

2 On March 1, 2009, Mr. Kempler voluntarily elected to reduce his salary, the total decrease was A$73,484.  This is a decrease to A$329,896 from A$403,380.

3 Effective from March 1, 2009, the Non-Executive Directors voluntarily elected to reduce their salaries by 50% for the period March 1, 2009 to June 30, 2009; this represents a decrease of:
Mr. Brian Meltzer       A$ 15,000
Dr. George Mihaly     A$ 12,500
Mr. Peter Marks         A$ 9,167

4 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler.  At June 30, 2009, A$40,050 had been accrued to date.  No amounts have been paid in the June 30, 2009 financial year.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2010 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $
Richard Revelins1	80,000	-	-	-	80,000
Dianne Angus 2,3,4 & 5	296,153	50,000	31,154	52,662	429,969

	376,153	50,000	31,154	52,662	509,969

1 This includes equity issued as per the Annual General Meetings held on 30 November 2005 and 17 November 2004.  As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options.  As a result, the value does not reflect the current market price of the Company's shares.  The Board believes that if the options issued in 2004 and 2006 were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days.

2 This includes equity issued to Ms Angus in the 2009 financial year.  As per Australian accounting standards the options issued to Ms Angus were valued at grant date and are being expensed over the anticipated life of the options.  See the 2009 remuneration table below for valuations of the options issued to Ms Angus during the 2009 year.

3 Ms Angus received unlisted options during the year.  The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: 27 May 2010	Volatility: 88%
Exercise Price: A$0.15	Risk-free Interest Rate: 4.75%
Stock Price: A$0.15	Dividend Yield: 0%
Years to Expiry: 3.85	Option Price: $0.10

4 Ms Angus received a salary increase during the year to A$315,637 plus 9% superannuation, which is an increase from A$292,256 plus 9% superannuation.  During the year Ms Angus received a cash bonus of A$50,000 in accordance with her employment contract in relation to her performance during 2009 and continued commitment to the Company.

5 In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2010, A$49,517 had been accrued to date.  No amounts have been paid in the June 30, 2010 financial year.

	Short Term Benefits		Post-Employment	Equity
2009 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $
Richard Revelins1&2	66,667	-	-	44,307	110,974
Dianne Angus 3 & 4	292,256	-	26,303	11,718	330,277

	358,923	-	26,303	56,025	441,251

1 This includes equity issued as per the Annual General Meetings held on November 30, 2006, November 30, 2005 and November 30, 2004.  As per Australian accounting standards the options granted to Directors were valued at grant date and are being expensed over the anticipated life of the options.  As a result, the value does not reflect the current market price of the Company’s shares.  The Board believes that if the options granted in 2005 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 and A$0.80 respectively for five consecutive trading days.

2On March 1, 2009, Mr. Revelins voluntarily elected to reduce his salary by 50% for the period March 1, 2009 to June 30, 2009; this represents a decrease of A$13,333.

3 Ms Angus received unlisted options during the year.  The option prices were calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: 26 May 2009	Barrier: A$0.00
Pricing Model: American	Days to Expiry: 1,898
Option Type: Call	Volatility: 52%
Barrier Type: Up and In	Risk-free Interest Rate: 3.56%
Strike Price: A$0.00	Expected Dividends: A$0.00
Spot Price: A$0.22	Option Price: A$0.18

4 In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2009, A$17,449 had been accrued to date.  No amounts have been paid in the June 30, 2009 financial year.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Director was under contract at June 30, 2010:

Directors	Duration	Notice Requirements		Termination		Bonus
Mr. Geoffrey Kempler	Until termination by either party Signed September 21, 2007	For Good Reason Mr. Kempler may terminate with 30 days notice Or Without Cause the Company may terminate with 90 days notice	●	Pay Mr. Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfill this clause	●	Bonus of $50,000 following a capital raising of at least A$7m (before costs) prior to September 30, 2007.
			●	Accrued entitlements including all unreimbursed business expenses	●	Bonus of $25,000 following a further capital raising of at least A$12m (before costs) anytime in the 2008 financial year.
			●	Accelerate the vesting of any unvested options	•	Bonus of $25,000 for attaining a share price above $0.60 for at least four consecutive trading days by June 30, 2008.

		Without Good Reason Mr. Kempler may terminate with 90 days notice Or With Cause the Company may terminate with 30 days notice	●	Bonus pro-rate only if termination occurs in 1st year		Bonus of $50,000 for implementation of the following:
					●	Completion of clinical trial recruitment by September 30, 2007 - $10K bonus
					●	Completion of signed Statistical Analysis Report by February 29, 2008 - $10K bonus
					●	Regular meetings (minimum twice yearly) of the full Integrated Advisory Board - $6k bonus
					●	Review and provide written proposal to the board of Prana's intellectual property portfolio to determine other value add opportunities for license, merger and acquisition or divestment by December 31, 2007 - $14K bonus
					●	Develop Prana staff retention strategy and action plan by October 31, 2007 and implement by December 31, 2007 - $10K bonus
					●	As per Remuneration Committee Meeting, June 5, 2008, bonus of $100,000 for outstanding performance including the overseeing of a $A 7.3 million capital raising without incurring the over $400K of fees usually associated with this.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Senior Executives were under contract during the financial year ended June 30, 2010:

Key Management Personnel	Duration	Notice Requirements		Termination	Bonus
Ms Dianne Angus	Until termination by either party Signed October 2, 2006 Letter Agreement signed June 12, 2007	For Good Reason Ms Angus may terminate with 30 days notice Or Without Cause the Company may terminate with 120 days notice	●
Pay remuneration entitlements one  year from
the time of termination (less any payout made
for the notice period).  The Company can
elect to pay such sum as cash, equity in the
Company or as a combination of both cash
and equity

			●	Accrued entitlements including all unreimbursed business expenses
			●	Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice Or With Cause the Company may terminate without notice	●	Permitted to keep and/or exercise options that have vested at the time of termination
			●	Accrued entitlements including all unreimbursed business expenses

	Years Ended June 30,
	2010	2009	2008
21.AUDITORS’ REMUNERATION

- audit fees: current year	140,672	120,951	219,920
- audit fees: internal control	45,000	-	-
- audit fees: SEC reporting	26,637	-	-

	212,309	120,951	219,920

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006.  No non-audit services were provided by PricewaterhouseCoopers during the 2009 and 2010 fiscal years.

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

c.   Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2009	Received as Remuneration	Received on Exercise of Options	Net Change Other1	Balance June 30, 2010
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Paul Marks2	8,589,361	-	-	-	8,589,361
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	250,000	-	-	-	250,000

	26,511,112	-	-	-	26,511,112

Fully Paid Ordinary Shares of the Company	Balance July 1, 2008	Received as Remuneration	Received on Exercise of Options	Net Change Other1	Balance June 30, 2009
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	250,000	-	-	-	250,000

	17,921,751	-	-	-	17,921,751

Fully Paid Ordinary Shares of the Company	Balance July 1, 2007	Received as Remuneration	Received on Exercise of Options	Net Change Other1	Balance June 30, 2008
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Colin Masters	184,666	-	-	(98,333)	86,333
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	-	-	250,000	-	250,000

	17, 856,417	-	250,000	(98,333)	18,008,084

1 These options were sold on market.
2 Balance at date of appointment, January 14, 2010.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.  RELATED PARTY TRANSACTIONS (continued)

Share Options of the Company	Balance July 1, 2009 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2009 fiscal year	Balance June 30, 2010 No.	Total Vested and Exercisable June 30, 2010 No.	Total Unvested June 30, 2010 No.
Geoffrey Kempler	3,000,000	-	-	-	(1,000,000)	-	2,000,000	1,000,000	1,000,000
Brian Meltzer	950,000	-	-	-	(300,000)	-	650,000	350,000	300,000
George Mihaly	950,000	-	-	-	(300,000)	-	650,000	350,000	300,000
Peter Marks	950,000	-	-	-	(300,000)	-	650,000	350,000	300,000
Paul Marks1	701,754	-	-	-	-	-	701,754	701,754	-
Richard Revelins	650,000	-	-	-	(300,000)	-	350,000	350,000	-
Dianne Angus	1,694,837	292,256	-	-	-	-	1,987,093	1,792,256	194,837

	8,896,591	292,256	-	-	(2,200,000)	-	6,988,847	4,894,010	2,094,837

Share Options of the Company	Balance July 1, 2008 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2009 fiscal year	Balance June 30, 2009 No.	Total Vested and Exercisable June 30, 2009 No.	Total Unvested June 30, 2009 No.
Geoffrey Kempler	3,000,000		-	-	-	-	3,000,000	1,000,000	2,000,000
Brian Meltzer	950,000		-	-	-	-	950,000	350,000	600,000
George Mihaly	950,000		-	-	-	-	950,000	350,000	600,000
Peter Marks	950,000		-	-	-	-	950,000	350,000	600,000
Richard Revelins	650,000		-	-	-	-	650,000	350,000	300,000
Dianne Angus	1,500,000	194,837	-	-	-	-	1,694,837	1,500,000	194,837

	8,000,000	194,837	-	-	-	-	8,194,837	3,900,000	4,294,837

Share Options of the Company	Balance July 1, 2007 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2008 fiscal year	Balance June 30, 2008 No.	Total Vest and Exercisable June 30, 2008 No.	Total Unvested June 30, 2008 No.
Geoffrey Kempler	2,000,000	1,000,000	-	-	-	1,000,000	3,000,000	1,000,000	2,000,000
Colin Master	2,000,000	-	-	(2,000,000)	-	-	-	-	-
Brian Meltzer	600,000	350,000	-	-	-	350,000	950,000	350,000	600,000
George Mihaly	600,000	350,000	-	-	-	350,000	950,000	350,000	600,000
Peter Marks	600,000	350,000	-	-	-	350,000	950,000	350,000	600,000
Richard Revelins	800,000	350,000	-	-	(500,000)	350,000	650,000	350,000	300,000
Dianne Angus	1,250,000	500,000	(250,000)	-	-	750,000	1,500,000	1,500,000	-

	7,850,000	2,900,000	(250,000)	(2,000,000)	(500,000)	3,150,000	8,000,000	3,900,000	4,100,000

For further information on equity entitlements under employment contracts, refer to Note 20.

1 Balance at date of appointment, January 14, 2010.

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

(a)     Market Risk

(i)  Foreign Currency Risk

The consolidated entity engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet it's foreign currency payments. The Group does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in $AUD at year-end spot rates:

	Consolidated Entity
	2010		2009
	$		$
Cash and cash equivalents ($USD)		105,940		211,286
Cash and cash equivalents (€EUR)		700,969		74,007
Cash and cash equivalents (£GBP)		1,153		725
Trade and other payables ($USD)		(6,898)		(53,338)
Trade and other payables (€EUR)		(130,110)		-
Trade and other payables (£GBP)		-		-
Total exposure		671,054		232,680

The consolidated entity has conducted a sensitivity analysis of its exposure to foreign currency risk. The consolidated entity is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past five years based on the year-end spot rates.  The variables for USD, EUR and GBP being 3%, 3% and 12% respectively.

Based on the financial instruments held at 30 June 2010, had the Australian dollar depreciated/appreciated by 3% against the US dollar and the EURO with all other variables held constant, the consolidated entity’s post-tax profit for the year would have been $19,512 lower/$20,719 higher (2009: $6,756 lower/$7,174 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table.  The consolidated entity's exposure to other foreign exchange movements is not material.

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

At June 30, 2010, the consolidated entity had the following cash accounts:

•           A$40,140 in Australia dollar cheque accounts at variable interest rates ranging from 0% to 1.11% as of June 30, 2010;
•           A$5,084 in Australia dollar savings accounts at an interest rate of 3.5% as of June 30, 2010;
•           A$203,745 in Australia dollar transaction accounts at variable rates ranging from 0% to 1.72% as of June, 2010.
•           A$4,169,347 in Australia Business Cash High Interest accounts at an interest rate of 4.5% as of June 2010;
•           A$325 in Australia dollar Business Cash accounts at an interest rate of 4.45% as of June 2010;
•           US$89,150 (A$104,109) in a U.S. checking account at a interest rate of 0% as of June 30, 2010;
•           EUR$491,157 (A$700,242) in a EUR cheque account at a variable interest rate of 0% as of June 30, 2010;
•           A$35,164 in a six month term deposit at a fixed interest rate of 5.80% which matures on 11 September 2010;
•           A$200 in petty cash which does not earn any interest;
•           GBP$655 (A$1,153) in petty cash which does not earn any interest;
•           SEK$970 (A$145) in petty cash which does not earn any interest;
•           INR$9,930 (A$250) in petty cash which does not earn any interest;
•           US$1,568 (A$1,831) in petty cash which does not earn any interest; and
•           EUR$510 (A$727) in petty cash which does not earn any interest.

The weighted average interest rate is 3.67% for cash and cash equivalents and 0.13% for terms deposits over three months and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

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
•           A$3,942,443 in Australia Business Cash High Interest accounts at an interest rate of 3% as of June 2009;
•           A$313 in Australia dollar Business Cash accounts at an interest rate of 2.5% as of June 2009;
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

The consolidated entity’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2010	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	$5,222,992	-	-	$4,306	$5,227,298	3.67%
Trade and other receivables	-	-	-	$825	$825
Other current assets	-	$35,164	-	$1,479,603	$1,514,767	0.13%

Total Financial Assets	$5,222,992	$35,164	-	$1,484,734	$6,742,890

Financial Liabilities
Payables	-	-	-	$1,244,417	$1,244,417
Other financial liabilities	-	-	-	-	-

Total Financial Liabilities	-	-	-	$1,244,417	$1,244,417

June 30, 2009	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	$4,299,229	-	-	$5,748	$4,304,977	2.77%
Trade and other receivables	-	-	-	$526	$526
Other current assets	-	$35,164	-	$185,433	$220,597	0.59%

Total Financial Assets	$4,299,229	$35,164	-	$191,707	$4,526,100

Financial Liabilities
Payables	-	-	-	$604,142	$604,142
Other financial liabilities	-	-	-	-	-

Total Financial Liabilities	-	-	-	$604,142	$604,142

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

Management monitors rolling forecasts of the consolidated entity’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

2010	Less than 6 months	6-12 months	Total contracted cash flows	Carrying amounts
		Consolidated Entity
Trade and other payables	1,244,417	-	1,244,417	1,244,417

2009
		Consolidated Entity
Trade and other payables	604,142	-	604,142	604,142

(d) Capital Risk Management

The consolidated entity's objectives when managing capital are to safeguard the consolidated entity's ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value.  In order to maintain or achieve an optimal capital structure, the consolidated entity may issue new shares or reduce its capital, subject to the provisions of the Company's constitution. The capital structure of the consolidated entity consists of equity attributed to equity holders of the consolidated entity, comprising contributed equity, reserves and accumulated losses disclosed in Notes 12, 13 and 14.  By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company's Management the Board monitors the need to raise additional equity from the equity markets.

(e) Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

25.ADDITIONAL COMPANY INFORMATION

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

Dated:  November 9, 2010