Form 20-F
period 2011-06-30
PRANA BIOTECHNOLOGY LTD
filed 2011-09-30
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2011
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

Ordinary Shares, as of June 30, 2011…………………..275,286,783

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

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8 (File No. 333-153669) and our Registration Statements on Form F-3 (Files No. 333-173375 and 333-174278).

INTRODUCTION

Prana Biotechnology Limited was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease and we are currently also focusing on Huntington’s and Parkinson’s diseases . Other potential applications for our therapies include certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and age-related cataracts. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange. Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” The Bank of New York, acting as depositary, issues our ADRs, each of which evidences an American Depositary Share, which in turn represents ten of our ordinary shares. We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004, both of which are currently inactive. As used in this annual report, the terms “we,” “us,” “our” and “Prana” mean Prana Biotechnology Limited and its subsidiaries, unless otherwise indicated.

We have not obtained or applied for trademark registrations. Any trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this annual report comply with both the IFRS and Australian Accounting Standards.

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

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB. Our consolidated financial statements appearing in this annual report comply with both the IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated. The following selected consolidated financial data as of June 30, 2011 and 2010 and for the years ended June 30, 2011, 2010 and 2009 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of June 30, 2009, 2008 and 2007 and for the years ended June 30, 2008 and 2007 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:
	Year Ended June 30,
	2011	2010	2009	2008	2007
	(in A$, except number of shares)

Revenue from continuing operations	156,135	215,008	428,193	490,943	507,150
Other income	6,785	–	–	170	287

Research and development expenses, net	(2,329,491)	(87,992)	(2,215,358)	(5,757,168)	(4,492,193)
Research and development expenses - related party	–	–	–	–	–
Personnel expenses	(2,394,298)	(3,087,234)	(3,832,804)	(5,350,189)	(4,554,731)
Intellectual property expenses	(399,237)	(431,082)	(1,107,534)	(469,428)	(600,232)
Auditor and accounting expenses	(157,436)	(168,909)	(129,998)	(331,950)	(260,117)
Travel expenses	(159,971)	(234,555)	(195,251)	(146,651)	(309,997)
Public relations and marketing expenses	(110,646)	(130,090)	(222,679)	(141,337)	(215,455)
Depreciation expenses	(31,577)	(35,290)	(34,190)	(25,349)	(58,582)
Other expenses	(857,281)	(940,699)	(978,875)	(975,404)	(1,008,563)
Foreign exchange gain (loss)	(145,377)	(6,079)	(6,723)	(402,886)	(757,578)
Gain (loss) on fair value of financial liabilities	(8,791)	–	772,430	(451,429)	607,691
Net loss	(6,431,185)	(4,906,922)	(7,522,789)	(13,560,678)	(11,142,320)
Loss per share – basic and diluted	(0.03)	(0.02)	(0.04)	(0.08)	(0.08)
Weighted average number of ordinary shares outstanding - basic and diluted	247,578,570	227,527,388	202,357,885	174,714,146	140,754,495

Balance Sheet Data:
	As at June 30,
	2011	2010	2009	2008	2007
	(in A$)

Cash and cash equivalents	8,838,245	5,227,298	4,304,977	11,219,035	7,409,256
Working capital	6,852,456	5,135,625	3,643,502	9,762,015	5,564,304
Total assets	9,010,952	6,801,417	4,597,250	11,698,313	7,722,185
Net assets	6,931,202	5,229,316	3,749,816	9,866,327	5,612,195
Issued capital	82,340,819	75,120,164	70,188,989	69,842,303	53,988,412
Share based payment reserves	9,494,995	8,582,579	7,127,332	6,067,740	4,106,821
Accumulated deficit during development stage	(84,904,612)	(78,473,427)	(73,566,505)	(66,043,716)	(52,483,038)
Total equity	6,931,202	5,229,316	3,749,816	9,866,327	5,612,195

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Year Ended June 30,	At Period End	Average Rate	High	Low

2007	0.8488	0.7859	0.8521	0.7377
2008	0.9615	0.8965	0.9654	0.7672
2009	0.8048	0.7480	0.9849	0.6005
2010	0.8567	0.8822	0.9405	0.7723
2011	1.0597	0.9894	1.1011	0.8323

Month	High	Low

April 2011	1.0977	1.0288
May 2011	1.1011	1.0440
June 2011	1.0774	1.0390
July 2011	1.1080	1.0525
August 2011	1.1064	0.9926
September 2011	1.0764	0.9621

The noon buying rate on September 27, 2011 was US$0.9757 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related To Our Business

We have incurred operating losses and may not be profitable in the future; our plans to maintain and increase liquidity may not be successful.

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery and development programs and pre-clinical testing and as we conduct clinical trials of our product candidates. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

●	the continued progress of our research and development programs;

●	the timing, scope, results and costs of pre-clinical studies and clinical trials;

●	the cost, timing and outcome of regulatory submissions and approvals;

●	determinations as to the commercial potential of our product candidates;

●	our ability to successfully expand our contract manufacturing services;

●	our ability to establish and maintain collaborative arrangements; and

●	the status and timing of competitive developments.

On March 25, 2011, we completed a A$6,120,000 (US$6,190,992) financing necessary to ensure that we can continue as a going concern over the next 12 months. We added additional working capital on June 30, 2011, when Quintiles Limited subscribed for US$1,000,000 of our ordinary shares. However, to continue to meet our longer term business objectives beyond the next 12 months, which would include advancement of our research and development programs, we will need to secure additional financing. We will also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners. Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to have a material adverse effect on our business, financial condition and results of operations.

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

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

●	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

●	slower than expected patient recruitment;

●	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

●	unforeseen safety issues; and

●	lack of efficacy or unacceptable toxicity during the clinical trials.

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

We have incurred losses in every period since we began operations in 1997. We expect to continue to incur additional operating losses over at least the next several years and to increase our cumulative losses substantially as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2. We reported net losses of A$6,431,185, A$4,906,922 and A$7,522,789 during the fiscal years ended June 30, 2011, 2010 and 2009, respectively. As of June 30, 2011, our accumulated deficit was A$84,904,612. We may never be able to achieve or maintain profitability.

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

We will not be able to commercialize our PBT2 therapeutic compound for Alzheimer’s disease, Huntington’s disease or other indications or any future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

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

We may not be able to undertake further clinical trials of our PBT2 compound as a therapeutic compound for Alzheimer’s disease, Huntington’s disease or other indications and any future product candidate (including one that may emerge from our vaccine program), or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. For example, in April 2005, we ceased clinical trials of our PBT1 compound as a treatment for Alzheimer’s disease. Clinical trial results that show insufficient safety and efficacy could have a material adverse effect on our business, financial condition and results of operations.

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

●	the receipt and timing of regulatory approvals for the uses that we are studying;

●
the establishment and demonstration to the medical community of the safety, clinical efficacy and cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

●	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

Our success depends upon our ability to protect our intellectual property and our proprietary technology.

Any future success will depend in large part on whether we can:

●	obtain and maintain patents to protect our own products and technologies;

●	obtain licenses to the patented technologies of third parties;

●	operate without infringing on the proprietary rights of third parties; and

●	protect our trade secrets, know-how and other confidential information.

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

We typically rely on a single manufacturer to develop Good Manufacturing Practice (GMP) synthetic processes for our lead compounds. Our lead compound, PBT2, was manufactured by the Institute of Drug Technology Australia Limited until early 2008. During late 2008, we transferred our PBT2 drug substance manufacturing process technology to Dr. Reddy’s Laboratories Limited, based in Hyderabad, India, to enable future and efficient large scale manufacture of PBT2 to provide drug substance for the currently planned Phase II trials in Alzheimer’s patients and Huntington’s patients. We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2. We intend to continue this approach, subject to ongoing appraisal of our manufacturing needs and financial position. We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

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

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years, the market price for our ordinary shares on the Australian Securities Exchange, or ASX, has ranged from as low as A$0.11 to a high of A$0.38 and the market price of our American Depositary Shares on the NASDAQ Capital Market has ranged from as low as US$1.02 to a high of US$4.50. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

●	the results of pre-clinical testing and clinical trials by us and our competitors;

●	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

●	announcements of technological innovations or new commercial products by us and our competitors;

●	determinations regarding our patent applications, patents and those of others;

●	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

●	proposed governmental regulations and developments in Australia, the United States and elsewhere;

●	litigation;

●	economic and other external factors; and

●	period-to-period fluctuations in our operating results.

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In March 2011, we issued 27,200,000 ordinary shares and options to purchase an additional 6,800,000 ordinary shares in a private placement. In May 2011, we registered US$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3 filed on May 17, 2011. Without shareholder approval, we may not issue more than 15% of our outstanding ordinary shares in any six month period. On June 10, 2011, our shareholders approved the issuance of up to 100,000,000 of our ordinary shares in the following three month period to facilitate the funding of a Phase II imaging trial for PBT2 in Alzheimer’s disease patients and a Phase II trial for PBT2 in Huntington’s disease patients. We are currently offering an aggregate of 5,000,000 ADSs under such registration statement and pursuant to a prospectus supplement for an at-the-market offering of our ADSs. Sales of our ADSs in this offering will result in dilution to our shareholders. Sales of our securities offered through future equity offerings may also result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADRs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the last five fiscal years, under a literal application of the asset test described above, which looks solely to market value. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2012. If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. United States residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

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

We are incorporated in Australia. All of our executive officers and directors are non-residents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. As an Australian company listed on the NASDAQ Capital Market, we may follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings. In addition, we may follow Australian law instead of the NASDAQ Stock Market Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.

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

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease and we are currently also focusing on Huntington’s and Parkinson’s’ diseases Other potential applications for our therapies include certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and age-related cataracts. Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.

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

In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the neuropsychological test battery, or NTB, arising from the Phase IIa trial. The corrected results show that in addition to two measures of executive cognitive function found to be significantly improved, the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo. In April 2010, we published an unblinded analysis of the responses of individual patients treated with PBT2 in the Phase IIa clinical trial in The Journal of Alzheimer’s Disease. The analysis demonstrates that there was a significant probability that any patient that showed cognitive executive function improvement in the trial was being treated with 250mg of PBT2. Moreover, 81% of patients taking the 250mg dose of PBT2 responded better on the executive function of the NTB score than the best performing patient on placebo. Improvement in ADAS-cog, a measure of memory and cognition, was observed in patients treated with 250mg of PBT2, almost reaching statistical significance by 12 weeks of the Phase IIa trial. The corrected cognitive data from the Phase IIa trial together with the additional analysis provides strong evidence of the ability of PBT2 to improve cognitive executive function as measured by the NTB. In March 2011 we announced that the New York based Alzheimer’s Drug Discovery Foundation is making a $700,000 project based investment towards a Phase II study in 40 patients with prodromal or mild Alzheimer’s disease. The primary outcome measure for this trial is the burden of amyloid in the brain as measured by brain imaging techniques. For details regarding clinical trials for PBT2, our lead compound, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington’s disease. The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington’s disease model mice and its promising safety and efficacy findings in the recently completed Alzheimer’s disease Phase IIa study with PBT2. The report concluded that PBT2 was recommended to proceed to clinical trials in Huntington’s disease research participants. In July 2010, we presented data emerging from our research and development that the neuroprotective qualities of our lead product candidate PBT2 indicate that PBT2 may have clinical application in Huntington’s disease patients in addition to Alzheimer’s disease. At the International Conference on Alzheimer’s Disease in Hawaii, our Head of Research, Associate Professor Robert Cherny, described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in the transgenic mouse model of Huntington’s disease. In addition, PBT2 appears to prevent the aggregation of the hallmark toxic mutant huntingtin protein. Examination of the brains of transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, further evidencing the neuroprotective attributes of PBT2 that had been reported earlier in our work on Alzheimer’s disease. In December 2010, our management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington’s disease with PBT2. The group is comprised of leading clinical researchers from Australia and the United States, including members from the Huntington Study Group based in the United States and Australia. PBT2 has previously demonstrated that it can improve cognitive executive function in a Phase IIa study in Alzheimer disease patients. The team is finalizing a Phase IIa study design most appropriate for PBT2, understanding its potential as a disease modifying approach to the treatment of this crippling disease.

In August 2009, a key patent protecting our clinical drug asset PBT2 was granted in Europe by the European Patent Office, or the EPO. The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington’s disease. The European patent has a 20 year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions. In July of 2010, we received notification from the EPO that the mandatory nine month post grant opposition period had expired in Europe and that the patent had been entered into the European Register of Patents. Also in August 2009, we received a notice of allowance from the United States Patent and Trade Mark Office, or USPTO, for our key patent protecting our clinical drug asset PBT2. The patent was granted in November 2009. The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2. In August 2010, we announced that the USPTO granted a recalculation of such U.S. patent term to extend it by 889 days and accordingly, such patent will expire on December 21, 2025. It is possible that the patent may be further extended in the future under the pharmaceutical extension of term provisions that apply in the United States. In the same month August 2010, the nine month mandatory post-grant opposition period for the related patent case in Europe lapsed without any third party opposition. Accordingly, the patent case in Europe was placed on the Register of European Patents and the term will expire on July 16, 2023 with possible pharmaceutical extension of patent term of five years. In April 2011, we announced that the Japanese Patent Office had granted the same patent, also entitled ‘8-Hydroxyquinoline derivatives’, with the claimed subject matter encompassing compounds and pharmaceutical compositions containing PBT2 and the use of the compounds for the treatment of Alzheimer’s disease. The Japanese patent will expire on July 2023 and may be eligible for pharmaceutical extension of patent term for up to a further five years.

In September 2009, we received a report on a study conducted on PBT519, our lead brain cancer MPAC, by the Royal Melbourne Hospital. The report showed that PBT519 was able to significantly prevent the growth of the tumors of the deadly glioblastoma multiforme form of brain cancer in mouse models of the disease. Moreover, PBT519 appeared to be very well tolerated and was at least as efficacious as the current leading form of chemotherapy, temozolomide. The data indicates that PBT519 may work synergistically with temozolomide in reducing the growth of such brain tumors. The company is generating mechanistic information on the behaviour of this compound and generating other structurally related MPACs with potential anti-cancer activity. See Item 4.B “Business Overview – Platform Technology and Research Programs – Brain Cancer”.

In September 2010, we announced that we have selected a new novel lead drug candidate with potential to be developed as a disease modifying treatment for Parkinson’s disease, PBT434. Over the past year, substantial mechanistic information of PBT434 has been generated and the company was awarded a grant of $206,000 from the New York based Michael J. Fox Foundation to initiate pre-clinical development of the compound. See Item 4.B “Business Overview - Platform Technology and Research Programs - Parkinson’s Disease.”

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2011, our capital expenditures have totaled A$72,550. Since July 1, 2011, we have incurred A$1,968 in capital expenditures.

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

Work conducted at the first three of these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease. Our research efforts led to the development of a novel MPAC within the same chemical class as PBT1, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and currently a library of approximately 800 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT1 with the remaining MPACs of other chemical classes). Our research program aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease as well as for our other major disease indications (such as Huntington’s disease, Parkinson’s disease, certain cancers and age-related macular degeneration).

Platform Technology and Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of age-related diseases based on the interrelationship of metals and proteins. To date, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, as well as Huntington’s disease and Parkinson’s disease. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for: certain cancers; age-related macular degeneration; Motor Neuron disease; Creutzfeldt-Jakob disease; age-related cataracts; and other neurodegenerative diseases.

Alzheimer’s disease. Research is ongoing to increase our understanding of the neuropathology of Alzheimer’s disease. Our research continues to focus on the structure and function of beta-amyloid and its precursor, and protein structural studies specifically around the sites of interaction between metals, metal complexes, our MPACs and the significant proteins in Alzheimer’s disease, such as Amyloid Precusor Protein and beta-amyloid. PBT2, our lead compound from our MPAC library for Alzheimer’s disease, has been extensively tested in both in vitro and in vivo animal models for its ability to reduce both the amount of Abeta and its toxic effects in the brain. Results of the research, which were published in the journal Neuron in July 2008, demonstrate that PBT2 can rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses (the space) between neurons, enabling improved neurotransmission. Experimental work during 2008 and 2009 has shown that PBT2 can also prevent the loss of neuronal synapses, a feature of the brain degeneration associated with Alzheimer’s disease. During 2009 and 2010, our scientists further examined the apparent link between aging and disease related defects due to metal imbalances in the brain. In February 2010, we reported in The Journal of Neuroscience on the loss of synaptic zinc uptake mechanisms in aged animal models and how this correlated with cognitive impairment. Our scientists also investigated the molecular basis for the neuroprotective qualities of PBT2 in animal models of Alzheimer’s disease. They found that several important intracellular signaling pathways required for neuronal function were stimulated when animals were treated with PBT2. In March 2011, we reported in the scientific journal PLoS ONE, that in the same Alzheimer’s animal model where PBT2 is able to significantly improve cognition, there were changes in the brain anatomy. Specifically, it was observed that PBT2 treatment had significantly increased the numbers of spines on the branches (or dendrites) of neurons in the hippocampus, a memory centre specifically affected in Alzheimer’s disease. Increasing the number of spines permits many more neurons to interconnect with any particular neuron thereby increasing the brain’s capacity to carry out learning and memory functions. These findings provide an insight into how PBT2 helps preserve and protect neurons in Alzheimer’s disease and also in animal models of Huntington’s disease. For a description of the history and development of our lead MPAC, PBT2, as a therapeutic for the treatment of Alzheimer’s disease, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington’s disease. The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington’s disease model mice and its promising safety and efficacy findings in the recently completed Alzheimer’s disease Phase IIa study with PBT2. The report concluded that PBT2 was recommended to proceed to clinical trials in Huntington’s disease research participants. Further work undertaken by our scientists during 2009,2010 and 2011 on the neuroprotective qualities of PBT2 provides further evidence that PBT2 may be considered for clinical application in Huntington’s disease. Others scientists have previously published data that demonstrates that the levels of copper in the brains of Huntington’s disease animals, such as the R6/2 mouse model, have elevated levels of copper relative to normal mice and that copper promotes the aggregation of the mutant Huntington protein formed in the brains of affected animals. Our scientists hypothesize that PBT2 may benefit Huntington’s patients by preventing the aggregation of the huntingtin protein and through its neuroprotective properties, help to maintain normal neuronal function. This hypothesis is further supported by the findings of other workers that the mutant huntingtin protein has a copper binding site and that formation of oligomers or aggregates of the mutant protein, that are toxic to neurons, appears to be a metal dependent process.

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

During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model of the disease, which concluded with positive results. In addition, groups unrelated to us have published data that demonstrates the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease. These two mouse models mimic the disease by using these toxins to destroy over time the cells of the substantia nigra, the area of the brain affected in Parkinson’s disease, leading to motor function loss. Based on these positive results with clioquinol in such two mouse models, we began investigating the efficacy of other selected MPACs in these two models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease. Currently, we have identified six potential compound leads that demonstrate the ability to rescue the substantia nigra neuronal cells in both models of Parkinson’s disease, that otherwise perish over time as the disease progresses. During 2009 and 2010, a lead Parkinson’s disease candidate emerged, PBT434, which demonstrated significant ability to protect substantia nigra cells from the toxic effects of the two toxins, 6-hydroxydopamine and MPTP, when administered in the two models of Parkinson’s disease, and motor function and coordination was also markedly improved in both models. This neuroprotection and motor improvement was observed when the candidate compound was administered after toxins had destroyed significant amounts of substantia nigra tissue, indicating that the compound can restore and maintain normal neuronal function. In September 2010, we announced that we have selected PBT434 as a new novel lead drug candidate with potential to be developed as a disease modifying treatment for Parkinson’s disease. During 2011 further mechanistic characterisation work was undertaken and it was demonstrated that PBT434 reduces the accumulation of the target protein in Parkinson’s disease and alpha-synuclein, and elevates the levels of the neuroprotective protein , DJ-1, which helps to modulate and reduce oxidative stress in neurons. In August 2011, the New York based Michael J. Fox Foundation awarded us a grant entitled, ‘PBT434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials’. This grant will be used to initiate several studies which will assess the suitability of the compound for development as a drug for administration to humans.

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

In September 2009, we received a report on a study conducted on PBT519, our lead brain cancer MPAC, by the Royal Melbourne Hospital. The report showed that PBT519 was able to significantly prevent the growth of the tumors of the deadly GBM form of brain cancer in mouse models of the disease. Moreover, PBT519 appeared to be very well tolerated and was at least as efficacious as the current leading form of chemotherapy, temozolomide. The data indicates that PBT519 may work synergistically with temozolomide in reducing the growth of such brain tumors. During 2010 and 2011, our discovery team have been creating variants of PBT519 to further understand its mechanism of action. PBT519 and related compounds have been submitted to the United States National Cancer Institute for in vitro profiling against a large range of tumour cell lines to test for anti-tumour potency.

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

During the first half of 2010, we developed a Phase IIb trial protocol to test PBT2 in a Phase II trial in patients with Alzheimer’s disease under the guidance of an international protocol steering committee. The protocol provides for a substantial trial measuring the effects of PBT2 on cognition and functional abilities in patients with mild to moderate Alzheimer’s disease. We have not yet scheduled a Phase IIb trial in patients with Alzheimer’s disease, which will require significant funding. In early 2011 we obtained support from the New York based Alzheimer’s Drug Discovery Foundation (ADDF) to conduct a Phase II imaging study in patients with prodromal or mild Alzheimer’s disease. The ADDF is making a $700,000 project based investment to enable the study in forty patients to be conducted in Melbourne, Australia. The planned trial design will investigate the effect of PBT2 on a patient’s amyloid burden in the brain as measured by Positron Emission Tomography imaging (PET). As the Phase IIa trial demonstrated significant changes in cognitive executive function in twelve weeks, this trial will look at such cognitive domains over a twelve month period in this patient group.

In addition to the current activities to initiate an imaging trial in Alzheimer’s patients, we have been finalizing a protocol to test PBT2 in a Phase II trial in patients with Huntington’s disease. In April of 2011 the company announced its plans for a Phase IIa study in Huntington’s disease to be undertaken in Australia and the United States. Huntington’s disease is a neurodegenerative inherited disease which we believe shares many pathological feature in common with Alzheimer’s disease. As an orphan indication, there is a reduced clinical development timeline. The Phase IIa plans entail a study in approximately a hundred patient’s investigating the effect of PBT2 on cognition, behaviour, functional capacity, motor effects and safety and tolerability measures.

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

Patent	Status	Invention
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA, Canada and Australia.
The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been granted in Australia and New Zealand and the USA. Applications are under examination in the USA (divisional), Canada, China and Japan and Europe.
The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates. The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited
Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, Australia, Mexico and South Africa have been granted. A patent in Hong Kong has been registered. Applications in India, Brazil, South Korea, Israel, and China are under examination.
The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited
Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, South Africa and Singapore have been Granted. Applications in China, Europe, South Korea, Brazil, Japan and Israel are under examination. A patent in Hong Kong has been processed. Divisional applications have been filed in Europe and the USA.
The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

Patent	Status	Invention
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited
Patents have been Granted in Singapore, Mexico, Australia, New Zealand and South Africa. An application in Russia has been Accepted. Applications in India, Israel, Japan, Europe, the USA and China are under examination. Examination has been requested in Brazil, Canada and Korea. A patent in Hong Kong has been processed.
The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.
“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.
“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.
“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.
“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007 Applicant: Prana Biotechnology Limited
A patent has been Granted in Singapore. An application has been Accepted in South Africa. Applications in Australia, Israel and New Zealand are being examined.
Applications have been filed in, Canada, China, Europe, the USA, South Korea, Japan, India and Brazil. Divisional applications have been filed in Australia, Israel, New Zealand, Canada, China, Europe, the USA, South Korea, Japan, India and Brazil.

This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	Applications have been filed in Canada, China, Europe, the USA and Japan. An application in Australia is under examination.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.
“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	A patent has been Granted in New Zealand. Remaining applications in Australia, Canada, Europe, USA and Japan have been filed.	This invention is directed to anti-amyloid (metallocomplexes) compounds for the treatment of Alzheimer’s Disease.
“Processes for the preparation of 8-Hydroxyquinoline Derivatives” Filed: 11 December 2008 Applicant: Prana Biotechnology Limited	An Australian provisional application has been filed.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.
“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	National Phase of the international (PCT) application was entered in Australia, Europe, Japan and the USA.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.

Patents and License Agreements

On February 8, 2000, we entered into a patent assignment and intellectual property licensing agreement with The Biomolecular Research Institute, or BRI, under which two patent applications were assigned to us. One is an international patent application (PCT application) entitled ‘Beta-Amyloid Peptide Inhibitors’ which is granted in Australia, Canada and in the United States and in prosecution in Europe and Japan. The invention is directed to compounds which block the metal binding site on Beta-Amyloid. The technologies or products that may arise from this invention include metallo-based compounds as therapeutics or preventative treatments for Alzheimer’s disease. The other patent entitled ‘Method of Screening for inhibitors of Alzheimer’s Disease,’ an Australian provisional application that matured into a patent application in the United States, was allowed to lapse in the second half of 2009. In consideration of the assignment of the patents, we are required to pay BRI a royalty of 1.5% on the net invoiced price of products sold utilizing such patents. In addition, we must also pay the lesser of 1.5% of the net invoice price of products sold or 10% of royalties received from any licensee or sub-licensee we appoint to utilize such patents, or a minimum of A$2,000 a year. If the patent rights are assigned before a total of A$20,000 has been paid as royalties, the difference between the royalties paid and A$20,000 must be paid to BRI. To date, we paid a total of $350,000 under the agreement, all of which amount was paid in 2000. On September 10, 2007, we, BRI and the Commonwealth Scientific and Industrial Research Organization, or CSIRO, executed an Assignment and Novation Deed under which BRI assigned to CSIRO all of its rights and obligations under the patent assignment agreement, including entitlement to royalties.

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

Regulatory Considerations

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from those activities will be, subject to regulation by human research ethics committees and institutional research boards, as well as numerous governmental authorities in Australia, principally the TGA (Therapeutic Goods Administration), the FDA (the Food and Drug Administration) in the United States, the MHRA (Medicines Control Agency) in the United Kingdom and the EMEA (European Medicines Evaluation Authority). Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMEA and MHRA.

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

During the course of clinical trials and toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by human research ethics committees, institutional research boards, the TGA, EMEA, FDA or other regulatory authority for any or all targeted indications. Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PBT2 or any other development or product candidate will be safe or effective when administered to patients.

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

Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet. The lease for the office space, which expires on October 31, 2011, has an annual rental of approximately A$99,064 for the period through October 31, 2011. We intend to exercise our option to extend the term of our lease for an additional 12 months, at an annual rent of approximately A$112,930.

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

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the ASX. Since September 5, 2002, our ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.” We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, in August 2004, both of which are currently inactive.

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with IFRS as issued by IASB. Our consolidated financial statements appearing in this annual report comply with both IFRS as issued by IASB and A-IFRS. In this annual report, all references to “U.S. dollars” or “US$” are to the currency of the United States of America, and all references to “Australian dollars” or “A$” are to the currency of Australia.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. Initially we focused on clinical trials of our PBT1 compound as a therapeutic for the treatment of Alzheimer’s disease, which we ceased in April 2005 due to an unacceptably high level of an impurity found in the compound. In early August 2003, our PBT2 compound was announced as a new lead metal protein attenuating compound, or MPAC, molecule for Alzheimer’s disease. We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. We are currently in the planning phase to initiate a Phase II imaging trial in Alzheimer’s disease and Phase IIa trial in Huntington’s disease. For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

●	Furniture and fittings:	5-33%
●	Computer equipment:	33%
●	Laboratory equipment:	10-33%
●	Leasehold improvements:	33%

Other expenses. Other expenses consist of corporate compliance, insurance, computer and overhead expenses.

Foreign exchange gain (loss). Foreign exchange gain (loss) includes the net unrealized gain or loss on cash balances held in foreign currencies (primarily U.S. dollars, British Pounds and Euros) as well as net realized gains and losses on foreign currency transactions.

Gain (loss) on fair value of financial liabilities. Each reporting period we are required to revalue financial liabilities. We recorded financial liabilities attributable to warrants that were issued to the investors in our private placement in the United States in June 2004 and with respect to options issued in a private placement to investors in February 2011. The warrants which were issued in 2004 expired on June 4, 2009, permitted the investors to purchase an aggregate 3,000,000 ADRs at an exercise price of US$8.00 per ADR. Because the warrants were exercisable in a currency that is not the functional currency of our company, they were required to be classified as a financial liability. These warrants expired without being exercised. The 2011 options, which expire on February 25, 2016, permit the investors to purchase an aggregate 612,397 ordinary shares at an exercise price of A$0.17 per share. When the fair value of the outstanding 2011 options increase or decrease, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

Results of Operations

Year ended June 30, 2011 compared to year ended June 30, 2010

Revenue from continuing operations

Revenue from continuing operations (consisting of interest income only) decreased to A$156,135 for the year ended June 30, 2011 from A$215,008 for the year ended June 30, 2010, a decrease of A$58,873, or 27.38%. The decrease in revenue from continuing operations in the 2011 fiscal year is primarily attributable to lower cash and cash equivalents throughout the year and lower prevailing interest rates.

Other Income

We had other income of A$6,785 for the year ended June 30, 2011 relating to donations received by the Company from unrelated third parties. We did not have other income for the year ended June 30, 2010.

Research and development expenses, net

Our net research and development expenses (including research and development expenses paid to related parties) increased to A$2,329,491 for the year ended June 30, 2011 from A$87,992 for the year ended June 30, 2010, a increase of A$2,241,499, or 2,547.39%. The increase in research and development expenses in the year ended June 30, 2011 is primarily attributable to substantial expenses for the scale up manufacturing of our PBT2 active pharmaceutical ingredient, or API, and the engagement of a clinical research organization to initiate pre-trial activities for a Phase II trial of PBT2 in Alzheimer’s disease. In the year ended June 30, 2010, our research and development expenses were offset by A$2,252,385 cash reimbursement that we received under a research and development contract. We anticipate that in fiscal year 2012, our research and development expenditure will be primarily directed at a Phase II imaging trial for PBT2 in Alzheimer’s disease patients and a Phase II trial for PBT2 in Huntington’s disease patients that we intend to initiate in the fourth calendar quarter of 2011. In addition, we also intend to investigate lead MPAC candidate compounds for Parkinson’s disease and brain cancer models.

Personnel expenses

Personnel expenses decreased to A$2,394,298 for the year ended June 30, 2011 from A$3,087,234 for the year ended June 30, 2010, a decrease of A$692,936, or 22.45%. The decrease in personnel expenses in the 2011 fiscal year is primarily attributable to decreased equity-based compensation in the form of options and shares issued to directors, employees and consultants. In the 2011 fiscal year, we expensed A$101,464 in respect of equity-based payments to directors, consultants and employees compared to A$730,480 in the 2010 fiscal year. Personnel expenses in the 2011 and 2010 fiscal years include a portion of the total fair value of options granted to our directors and employees in the previous fiscal years of A$41,298 and A$214,951, respectively.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased to A$399,237 for the year ended June 30, 2011 from A$431,082 for the year ended June 30, 2010, a decrease of A$31,845, or 7.39%. The decrease in intellectual property expenses in the 2011 fiscal year was primarily due to the completion of substantial prosecution of a key international patent application and reducing the size of the portfolio.

Auditor and accounting expenses

Auditor and accounting expenses decreased to A$157,436 for the year ended June 30, 2011 from A$168,909 for the year ended June 30, 2010, a decrease of A$11,473, or 6.79%. The decrease in auditor and accounting expenses in the 2011 fiscal year is primarily attributable to a decrease in auditor fees resulting from decreased costs associated with preparation for the expected auditor attestation report on our internal control over financial reporting, which requirement does not apply to our company.

Travel expenses

Travel expenses decreased to A$159,971 for the year ended June 30, 2011 from A$234,555 for the year ended June 30, 2010, a decrease of A$74,584, or 31.80%. The decrease in travel expenses in the 2011 fiscal year is primarily attributable to decreased overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses decreased to A$110,646 for the year ended June 30, 2011 from A$130,090 for the year ended June 30, 2010, a decrease of A$19,444, or 14.95%. Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants. The decrease in public relations and marketing expenses in the 2011 fiscal year is primarily attributable to the appreciation of the Australian dollar against the U.S. dollar during the twelve months ended June 30, 2011, which decreased the Australian dollar value of such U.S. dollar denominated expenses.

Depreciation expenses

Depreciation expenses decreased to A$31,577 for the year ended June 30, 2011 from A$35,290 for the year ended June 30, 2010, a decrease of A$3,713, or 10.52%. The decrease in depreciation expenses in the 2011 fiscal year is primarily attributable to a A$5,437 write-off of computer equipment in the 2011 fiscal year. Additional plant and computer equipment in the aggregate amount of A$13,961 was purchased during the 2011 fiscal year.

Other expenses

Other expenses from ordinary activities decreased to A$857,281 for the year ended June 30, 2011 from A$940,699 for the year ended June 30, 2010, a decrease of A$83,418, or 8.87%. The decrease in other expenses in the 2011 fiscal year is primarily attributable to a decrease in insurance, legal and office costs.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$145,377 for the year ended June 30, 2011 compared to a foreign exchange loss of A$6,079 for the year ended June 30, 2010. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euro. In the 2011 and 2010 fiscal years, the Australian dollar appreciated against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars. In fiscal 2011, we incurred a foreign exchange loss of A$132,230 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$125 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$17,176 attributable to cash balances that were held in Euros and a foreign exchange gain of A$4,154 attributable to foreign currency transactions. In fiscal 2010, we incurred a foreign exchange gain of A$38,584 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$108 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$40,492 attributable to cash balances that were held in Euros and a foreign exchange loss of A$4,063 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

We recorded a loss on fair value of financial liabilities of A$8,791 for the year ended June 30, 2011, attributable to the warrants that were issued in connection with an agreement signed with the Alzheimer’s Drug Discovery Foundation (ADDF). The Company issued 612,397 warrants over ordinary shares to the ADDF representing 30% of the value of the first tranche of a grant of US$350,000 received during the financial year. The warrants issued have an exercise price of A$0.17 and expire on February 25, 2016. The gain and loss on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price. We did not record a gain or loss on fair valuation of financial liabilities for the 2010 fiscal year.

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

Research and development expenses, net

Our net research and development expenses (including research and development expenses paid to related parties) decreased to A$87,992 for the year ended June 30, 2010 from A$2,215,358 for the year ended June 30, 2009, a decrease of A$2,127,366, or 96.03%. For the year ended June 30, 2010, we incurred research and development expenses of A$2,340,377 (including research and development expenses paid to related parties), which amount was offset by a A$2,252,385 cash reimbursement that we received under a research and development contract.

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

Other expenses

Other expenses decreased to A$940,699 for the year ended June 30, 2010 from A$978,875 for the year ended June 30, 2009, a decrease of A$38,176, or 3.9%. The decrease in other expenses in the 2010 fiscal year is primarily attributable to a decrease in insurance and office costs.

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

Recently Issued International Accounting Standards and Pronouncements

Certain new Australian accounting standards and interpretations (and their equivalent IASB standards) have been published that are not mandatory for June 30, 2011 reporting periods. Our assessment of the impact of these new standards and interpretations is described below.

AASB 124 Related Party Disclosures (effective January 1, 2011)
The revised AASB 124 changed the definition of a “related party”, by clarifying its meaning and eliminating inconsistencies from the definition, including: (a) the definition now identifies a subsidiary and an associate with the same investor as related parties of each other; (b) entities significantly influenced by one person and entities significantly influenced by a close member of the family of that person are no longer considered related parties of each other; and (c) the definition now identifies that, whenever a person or entity has both joint control over a second entity and joint control or significant influence over a third party, the second and third entities are related to each other. A partial exemption is also provided from the disclosure requirements for government-related entities. Entities that are related by virtue of being controlled by the same government can provide reduced related party disclosures. We intend to apply the amendment from July 1, 2011, and it is not expected to have any impact on our financial statements.

AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (effective January 1, 2013)[AASB 1, 3, 4, 5, 7, 101, 102, 108, 112, 118, 120, 121, 127, 128, 131, 132, 136, 137, 139, 1023, & 1038 and interpretations 2, 5, 10, 12, 19 & 127].
The requirements for classifying and measuring financial liabilities were added to AASB 9. The existing requirements for the classification of financial liabilities and the ability to use the fair value option have been retained. However, where the fair value option is used for financial liabilities the change in fair value is accounted for as follows: (a) The change attributable to changes in credit risk are presented in other comprehensive income (OCI); (b) The remaining change is presented in profit or loss. If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

Initial application of the following Standards and Interpretations will not affect any of the amounts recognized in our financial report, but may change the presentation of the disclosures presently made:

AASB 9 Financial Instruments and AASB 2009-11 Amendments to Australian Accounting Standards arising from AASB 9	Effective January 1, 2013
Revised AASB 124 Related Party Disclosures and AASB 2009-12 Amendments to Australian Accounting Standards	Effective January 1, 2011
AASB 2010-4 Further amendments to Australian Accounting Standards arising from the Annual Improvements Process	Effective January 1, 2011
AASB 2010-5 Amendments to Australian Accounting Standards	Effective January 1, 2011
Revised AASB 9 Financial Instruments and AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9	Effective January 1, 2013

IFRS 10 Consolidated financial statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of interests in other entities and revised IAS
27 Separate financial statements and IAS 28 Investments in Associates and Joint Ventures
Effective January 1, 2013
IFRS 13 Fair value measurement	Effective January 1, 2013
Revised IAS 1 Presentation of Financial Statements	Effective July 1, 2012
AASB 2011-4 Amendments to Australian Accounting Standards to Remove Individual Key Management Personnel Disclosure Requirements	Effective July 1, 2013

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2011 our accumulated deficit totaled A$84,904,612. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments. During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million, but we have not received any government grants since 2006.

In December 2008, we raised A$114,000 (before costs) from the exercise of options previously granted to a consultant. The options were exercised at A$0.285 per ordinary share (approximately US$4.43 per ADR).

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

On February 21, 2011, the Alzheimer’s Drug Discovery Foundation, or ADDF, awarded us a grant of US$700,000, to be provided in two equal instalments over two years, of which $350,000 was already provided. The ADDF is based in New York and functions on a venture philanthropy model. We issued to ADDF a convertible promissory note in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to US$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF. We have also agreed to issue an additional five-year warrant to purchase US$105,000 of ordinary shares of our company at a price per share equal to the closing price of our ordinary shares on the ASX on the date of the receipt of the second instalment of US$350,000. The note will become due and payable on February 25, 2014, unless converted earlier. We may, under certain conditions, elect to issue our ordinary shares to satisfy our repayment obligation at a price per shares equal to 80% of the then prevailing volume weighted average price of our ordinary shares on the ASX during the five trading days prior to the issuance. Under the terms of the convertible note, the ADDF may elect, at its discretion, to convert the promissory note into ordinary shares of our company following the consummation by us of a debt or equity financing to third party investors resulting in gross proceeds to our company of at least US$1.0 million, or upon a sale of our company. Following the completion of the private placement described in the following paragraph, the ADDF is now entitled to convert the note under the same terms as such private placement, or under the same terms as any subsequent financing that we may complete prior to the conversion or repayment of the note. The purpose of the grants is to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease.

On March 28, 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million (US$6.19 million). Under the terms of the offering, we sold an aggregate of approximately 27,200,000 ordinary shares (equivalent to 2,720,000 ADRs) at a price of A$0.225 per share (A$2.25 per ADR). We also granted to the investors options to purchase up to an aggregate of approximately 6,800,000 ordinary shares (equivalent to 680,000 ADRs) at an exercise price of A$0.225 per share (A$2.25 per ADR). The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

On June 30, 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million (US$1.4 million). We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that will expire March 24, 2015.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, or MLV, under which we may sell American Depositary Shares, or ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs. The aggregate offering price for the ordinary shares represented by ADSs may not exceed the aggregate amount that can be sold under the registration statement that we filed on May 17, 2011, which amount, as of the date of this annual report, is US$50 million. We currently have prospectus outstanding permitting the sale of up to 50 million ordinary shares or 5 million ADSs. The ADSs are evidenced by ADRs. We will pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement. Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. For additional information regarding the agreement, see Item 10 “Additional Information - Material Contracts.”

From inception to June 30, 2011, our capital expenditures have totaled A$527,722 (including A$200,000 of noncash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2011 of A$40,909. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We had A$8,838,245 of cash and cash equivalents at June 30, 2011, compared to A$5,227,298 at June 30, 2010.

Our directors believe that the going concern basis of preparation of our financial statements for the fiscal year ended June 30, 2011 is appropriate given our cash position.

In addition, on July 14, 2011, we announced that we had filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 American Depositary Receipts (ADRs) through an “at-the-market” (ATM) facility. If utilised, the ADRs would be offered through McNicoll, Lewis & Vlak LLC (MLV) as sales agent who, at our discretion and instruction, will use its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers’ transactions on the NASDAQ Capital Market. We are also continuing to pursue raising additional funds through alternative funding structures. In addition, we have the ability to scale down our operations and prioritise our research and development programs in neurology should the need arise to conserve cash.

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of June 30, 2011. Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2011	2010	2009
	(A$)

Net cash used in operating activities	(4,558,415)	(4,708,939)	(6,994,174)
Net cash used in investing activities	(16,364)	(22,667)	(36,192)
Net cash provided by financing activities	8,335,258	5,655,944	100,807
Net increase (decrease) in cash and cash equivalents	3,760,479	924,338	(6,929,559)
Cash and cash equivalents at beginning of period	5,227,298	4,304,977	11,219,035
Exchange rate adjustments on cash held in foreign currencies	(149,532)	(2,017)	15,501
Cash and cash equivalents at end of period	8,838,245	5,227,298	4,304,977

Net cash used in operating activities was A$4,558,415, A$4,708,939 and A$6,994,174 during the years ended June 30, 2011, 2010 and 2009, respectively. Our payments to suppliers and employees during the years ended June 30, 2011, 2010 and 2009 were A$4,714,771, A$4,923,648 and A$7,511,372, respectively. The A$208,877 decrease from the year ended June 30, 2010 to the year ended June 30, 2011 was not significant and reflects the Company’s continued maintenance of its research and development programs. The decrease from the year ended June 30, 2009 to the year ended June 30, 2010 was primarily due to a decrease in research and development expenditure. During the year ended June 30, 2010, our research and development expenditure was offset by a A$2,252,385, cash reimbursement under a research and development contract. During the years ended June 30, 2011, 2010 and 2009, our payments to suppliers and employees was offset by interest income of A$156,366, A$214,709 and A$517,198, respectively.

Net cash used in investing activities was A$16,364, A$22,667 and A$36,192 during the years ended June 30, 2011, 2010 and 2009, respectively. Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment for the years ended June 30, 2011, 2010 and 2009.

Net cash provided by financing activities was A$8,335,258, A$5,655,944 and A$100,807 for the years ended June 30, 2011, 2010 and 2009. Cash flows provided by financing activities during the year ended June 30, 2011 is primarily attributable to a A$6.12 million (US$6.19 million) private placement of our securities to institutional investors in March 2011, as well as private placements of our ordinary shares to Quintiles in July 2010 and June 2011 and grants awarded to us by the ADDF. Cash flows provided by financing activities during the year ended June 30, 2010 are attributable to a private placement of our ordinary shares to an institutional investor in the United States in September 2009. Cash flows provided by financing activities during the year ended June 30, 2009 are attributable to a consultant exercising options to purchase 400,000 ordinary shares at an exercise price of A$0.285 per share (after costs).

We realized a foreign exchange loss of A$149,532 for the year ended June 30, 2011 compared to a foreign exchange loss of A$2,017 for the year ended June 30, 2010 and a foreign exchange gain of A$15,501 for the year ended June 30, 2009. In 2010 and 2011, the Australian dollar appreciated against the U.S. dollar by 5% and 20%, respectively, while in 2009, the Australian dollar depreciated against the U.S. dollar by 16%.

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

Research and development expenses, net amounted to A$2,329,491, A$87,992 and A$2,215,358 during the years ended June 30, 2011, 2010 and 2009, respectively. Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$399,237, A$431,082 and A$1,107,534 during the years ended June 30, 2011, 2010 and 2009, respectively.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2011.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years

Operating lease obligations	33,021	33,021	–	–	–
Purchase obligations*	855,061	801,663	53,398	–	–
Total	888,082	834,684	53,398	–	–

* Purchase obligations relate solely to our patents and license agreements described under Item 4.B. “Information on the Company - Business Overview - Patents and License Agreements.” and our research and development agreement described under Item 10 “Additional Information - Material Contracts.” Purchase obligations exclude obligations under our employment agreements with Mr. Geoffrey Kempler, our Chief Executive Officer, and Ms. Dianne Angus, our Chief Operating Officer (see Item 6.C. “Operating and Financial Review and Prospects - Compensation”) and our consulting agreement with Professor Ashley Bush (see Item 10. “Additional Information - Material Contracts”). See Note 17 to our consolidated financial statements.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position

Geoffrey P. Kempler	56	Chairman of the Board of Directors and Chief Executive Officer

Richard Revelins	49	Chief Financial Officer and Secretary

Dianne Angus	51	Chief Operating Officer

Peter Marks(1)	55	Director

Brian D. Meltzer(1)(2)	57	Director

George W. Mihaly(1)(2)	58	Director

Lawrence Gozlan	32	Director

(1)	Member of the Audit Committee
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

Richard Revelins has served as our Company Secretary since February 2000 and was appointed Chief Financial Officer of our company in June 2004. Mr. Revelins is an executive director and principal of Peregrine Corporate Limited, an Australian-based investment bank, and Managing Director at Cappello Group Inc., a Santa Monica, Los Angeles based investment bank. Mr. Revelins has held senior positions in international merchant banks and is currently a director of Mining Project Group Limited, which is listed on the ASX as well as of a number of private companies. Mr. Revelins holds a Bachelor of Economics degree from Monash University, Melbourne. Mr. Revelins serves as our Chief Financial Officer on a part-time basis and devotes approximately one to two work days a week to such position.

Dianne Angus has served as our Chief Operating Office since May 2007. Ms. Angus joined our company in August 2002, initially serving as our Vice President of Intellectual Property and Licensing, she was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004 and served in that position until being promoted to her current position in May 2007. From 1992 to 2000, Ms Angus managed the intellectual property, licensing and biotechnology product development assets of two Australian companies, AMRAD Corporation Limited and Florigene Limited. At Florigene, Ms. Angus was the joint venture alliance manager with Suntory for three years. From June 2000 to August 2002, Ms Angus was Director of Dianne Angus and Associates Pty. Ltd. providing strategic business development, technology evaluation and intellectual property consulting services to biotechnology companies. Ms. Angus has worked in the commercial biotechnology sector for over 18 years directing product valuation, acquisition and product licensing. During her career, Ms. Angus has managed large and diverse intellectual property portfolios, contract rights and enforcement. Ms Angus has negotiated and executed many commercial licenses and research and product development agreements with entities ranging from large pharmaceutical companies to numerous global research institutes. Ms. Angus has also undertaken due diligence assessments on several Australian biotechnology companies for investment brokers. Ms. Angus holds a Bachelor of Science (Education) and Bachelor of Science (Honours) degree from the University of Melbourne, a Master’s degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from Monash University, a Diploma in Intellectual Property Practice from the Institute of Patent and Trademark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney.

Peter Marks has served as a director of our company since July 2005. For the period November 21, 2006 to October 20, 2010, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercializing a range of devices in the respiratory and medicine space. Mr. Marks is currently also a director if Peregrine Corporate Limited, an Australian-based investment bank, and Watermark Global Plc, an AIM listed company, which commercializes the treatment and recycling of acid mine drainage water from South African mines. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of Mclntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

Brian Derek Meltzer has served as a director of our company since December 1999. Mr. Meltzer has over 30 years of experience in economics, finance and investment banking. Mr. Meltzer is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology. Mr. Meltzer is a non-executive director on the board of directors of a number of private companies. Mr. Meltzer is also a director on the board of directors of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia. Mr. Meltzer is Chairman of our Audit Committee, Remuneration Committee and Nomination Committee. Mr. Meltzer holds a Bachelor of Commerce degree from the University of Auckland and a Master of Economics degree from Monash University.

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

Mr. Lawrence Gozlan was appointed as a director of our company on August 8, 2011. Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialized global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors seeking exposure to the biotechnology industry. Mr. Gozlan commenced his position with Scientia Capital in June 2006. Previously, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at the Queensland Investment Corporation (QIC), an investment fund with over AU$60 billion worth of assets under management. Mr. Gozlan also worked as the senior biotechnology analyst in the equities team at Foster Stock broking, and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is an investment advisor to several companies in the biotechnology industry, presented at numerous international healthcare conferences, and has been featured in various published media as an expert on investing in life sciences. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

There are no family relationships among our directors and senior executives.

B.	Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2011 with respect to each of our executive officers and directors during the 2011 fiscal year (including Mr. Paul Marks who resigned as a director of our company effective as of January 4, 2011).

	Salaries, fees, commissions, bonuses and other	Pension, retirement and other similar benefits

Geoffrey P. Kempler (1)	A$403,402	–
Richard Revelins	A$80,000	–
Dianne Angus (3)	507,544	–
Paul Marks (2)	A$20,00	–
Peter Marks	A$55,000	–
Brian D. Meltzer	A$90,000	–
George W. Mihaly	A$75,000	–

(1)	Mr. Kempler has elected not to accept an A$100,000 incentive bonus to which he is entitled until further notice.
(2)	Mr. Paul Marks resigned as a director of our company effective as of January 4, 2011.
(3)
Including a payment of A$150,000 in consideration of reducing in nine (9) months the monthly payments of her usual salary that Ms. Angus will be entitled to receive in the event of termination of her employment.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

During the year ended June 30, 2011, we did not grant options to any of our executive officer or directors. As of June 30, 2011, our directors and executive officers as a group, then consisting of six persons, held options to purchase an aggregate 1,737,093 of our ordinary shares. Of such options, (i) options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014. Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days; and (ii) options to purchase 292,256 ordinary shares are exercisable for A$0.15 consideration on or before March 31, 2014. All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

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

●
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

●
By our company with cause (as defined in the agreement) or by Mr. Kempler without good reason (as defined in the agreement), he will be entitled to business expenses that have not been reimbursed and accrued and unused vacation days. Mr. Kempler will only be permitted to exercise unvested options to purchase shares that had been granted to him prior to the employment agreement.

●
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

Agreement with Chief Operating Officer. On June 12, 2007, we entered into an amendment to an employment agreement with Ms. Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007. Under the amended agreement we agreed to pay Ms. Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9.0% of the base salary (or the percentage stipulated by applicable Australian law). Effective May 1, 2010, Ms. Angus received a salary increase of 8% bringing her annual base salary to A$315,637. In addition, under the amended agreement, we granted to Ms. Angus options to purchase an additional 250,000 ordinary shares in recognition of our company’s achievements and performance. Such options are exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. The options were granted under the 2004 ASX Plan (as defined below). If we terminate the employment agreement without cause or if Ms. Angus terminates the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for three months following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term.

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

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Under Australian law, directors who have reached the age of 72 must stand for re-election annually. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Dr. Mihaly must retire and may stand for re-election at our 2012 annual general meeting of shareholders. Mr. Peter Marks must retire and may stand for re-election at our 2011 annual general meeting of shareholders.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee. However, under the ASX Best Practice Guide, the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX. Our Board of Directors currently has five directors, of which four are non-executive directors within the meaning of the ASX Best Practice Guide, and our audit committee consists of such three non-executive directors. Accordingly, we currently comply with the foregoing recommendations of the ASX Best Practice Guidance.

Under the rules of the NASDAQ Stock Market, in general a majority of our Board of Directors must qualify as independent directors within the meaning of the rules of the NASDAQ Stock Market and our audit committee must have at least three members and be comprised only of independent directors, each of whom satisfies the respective “independence” requirements of the NASDAQ Stock Market and the Securities and Exchange Commission.

Our Board of Directors has determined that each of Messrs. Peter Marks and Brian Meltzer and Dr. George Mihaly qualifies as an independent director under the requirements of the ASX, the NASDAQ Stock Market and the Securities and Exchange Commission.

Committees of the Board of Directors

Our Board of Directors has established the following committees:

Audit Committee. The NASDAQ Stock Market rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company.

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

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the Securities and Exchange Commission, the NASDAQ Stock Market Rules and ASX Rules. Our Audit Committee is currently composed of Messrs. Peter Marks and Brian Meltzer and Dr. George Mihaly. The audit committee meets at least four times per year.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of the NASDAQ Stock Market Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADR option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADR option plans and any other employee benefit plans through a sub-committee that it established for this purpose (see Share Plan Committee below). Dr. Mihaly and Mr. Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of the NASDAQ Stock Market Rules.

Share Plan Committee. Our Remuneration Committee has established a sub-committee, the Share Plan Committee, which administers our share and ADR option plans. Dr. Mihaly and Mr. Meltzer are the current members of the Share Plan Committee, each of whom qualifies as an “independent director” within the meaning of the NASDAQ Stock Market Rules.

Nominations Committee. Our Board of Directors has established a Nominations Committee, which is comprised solely of independent directors, within the meaning of the NASDAQ Stock Market Rules. The Nominations Committee is responsible for identifying and recommending to the Board of Directors director nominees for election at the annual meetings of shareholders, as well as candidates to fill any vacancies on the Board of Directors or as an addition to existing directors. Dr. Mihaly and Mr. Meltzer are the current members of the Nominations Committee, each of whom qualifies as an “independent director” within the meaning of the NASDAQ Stock Market Rules.

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

Dr. Craig Ritchie is the Clinical Research Fellow (Senior), Old Age Psychiatry at Imperial College, London. In 2011 Dr. Ritchie was appointed Co-Director of the London (Northwest) Comprehensive Local Research Network. Dr. Ritchie is heavily involved, both clinically and academically, in psychiatric disorders of late life, in particular Alzheimer’s disease, delirium and schizophrenia. Dr. Ritchie’s interest in conducting and assimilating evidence from clinical trials is based on his clinical background, having worked with elderly patients with dementia for most of his career.

Professor Colin Masters is the Executive Director of the Mental Health Research Institute (Australia) and an ex-founding director of our company. For more than 30 years, Professor Masters has dedicated his research to the study of the nature of Alzheimer’s disease and other neurodegenerative disorders. Professor Masters and his team are internationally renowned for their work on the disease and he is considered the most eminent neuroscientist in Australia. In addition, Professor Masters is regarded as one of the leading worldwide researchers in the study of Alzheimer’s disease. In 2006, Professor Masters was awarded the Lifetime Achievement Award in Alzheimer’s Disease Research at the 10th International Conference on Alzheimer’s Disease (ICAD), the Lennox K. Black International Prize for Excellence in Biomedical Research and the Grand Hamdan International Award for a research breakthrough in the subject of Molecular and Cellular Pathology of Neurological Disorders.

Professor Rudolph Emile Tanzi is the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard Medical School and Director of Genetics and the Aging Research Unit at MGH. Professor Tanzi co-discovered three of the four known Alzheimer’s disease genes and contributed greatly to elucidating the molecular mechanisms by which they cause of Alzheimer’s disease. Professor Tanzi’s laboratory at MGH is one of the leaders in the field. Professor Tanzi conceived the “Metal Hypothesis of Alzheimer’s Disease” with Dr. Ashley Bush, and over the past 15 years has helped guide the design and development of our platform technology.

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

●
incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company provided that the liability does not arise out of a conduct involving a willful breach of duty in relation to our company or a subsidiary of our company; or

●	for costs and expenses incurred by that person defending proceedings, whatever their outcome.

We maintain a directors’ and officers’ liability insurance policy. We have established a policy for the indemnification of our directors and officers against certain liabilities incurred as a director or officer, including costs and expenses associated in successfully defending legal proceedings.

D.	Employees

At June 30, 2011, we had 9 employees. Of such employees, five persons were employed in research and development, two persons in management and administration and two persons in operations. All such employees were located in Australia.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 27, 2011 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)

Geoffrey P. Kempler	17,055,000	(3)	6.06%
Richard Revelins	20,308	(4)	*
Dianne Angus	1,837,093	(5)	*
Peter Marks	43,111	(6)	*
Brian D. Meltzer	326,666	(7)	*
George W. Mihaly	226,666	(8)	*
All directors and executive officers as a group (s persons)	19,508,844	(9)	6.93%

*	Less than 1%
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

2.	The percentages shown are based on 281,608,383 ordinary shares issued and outstanding as of September 27, 2011.

3.
Of the 17,055,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

4.	The 20,308 outstanding ordinary shares are held of record by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

5.
Includes (i) 100,000 outstanding ordinary shares; and (ii) options to purchase 1,737,093 ordinary shares. Of such options, options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014. These options may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days. Options to purchase 292,256 ordinary shares are exercisable for A$0.15 consideration on or before March 31, 2014.

6.	The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd, an Australian corporation owned by Mr. Peter Marks.

7.	The 326,666 outstanding ordinary shares are held of record by RBC Dexia Pty Ltd., a superannuation fund of Mr. Meltzer.

8.
Of the 226,666 outstanding ordinary shares, 166,666 ordinary shares are held of record by Dr. Mihaly, 52,000 ordinary shares are held of record by Waide Pty Ltd., an Australian corporation owned by Dr. Mihaly, and 4,000 ordinary shares are held of record by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons. Dr. Mihaly disclaims beneficial ownership of the ordinary shares held by his sons, Kieren Mihaly and Warwick Mihaly.

9.	See Footnotes (3) - (8).

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

A summary of the status of the 2004 Plans as of June 30, 2011, 2010 and 2009, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2011		2010		2009
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Options outstanding at the beginning of the year	15,855,394	$0.26	16,271,183	$0.25	13,987,848	$0.20
Granted	200,000	–	2,204,609	$0.10	3,099,818	$0.32
Exercised	(816,583)	–	(420,398)	–	(816,483)	$0.14
Expired	(7,327,500)	$0.23	(2,200,000)	–	–	–
Forfeited	(80,000)	–	–	–	–	–

Options outstanding at the end of the year	7,831,311	$0.26	15,855,394	$0.26	16,271,183	$0.25

Options exercisable at the end of the year	6,810,621	$0.29	12,277,204	$0.34	11,198,846	$0.36

Options that may be granted as of the end of the year	34,897,723		42,850,233		23,652,332

In addition, as of June 30, 2011, 165,000 ordinary shares have been issued under the ASX Plan that were not issued upon the exercise of options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information, as of September 27, 2011, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)

Geoffrey P. Kempler	17,055,000	(3)	6.06%
Jagen Nominees Pty Ltd	15,409,060	(4)	5.47%

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

(2)	The percentages shown are based on 281,608,383 ordinary shares issued and outstanding as of September 27, 2011.

(3)
Of the 17,055,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

(4)
Based upon a Notice of Change of Interest of Substantial Holder filed by Jagen Nominees Pty Ltd with the ASX on June 30, 2011 and other information available to the company. Mr. Boris Liberman is the sole owner of Jagen Nominees Pty Ltd. and may be deemed to hold the voting and investment powers for the ordinary shares held of record by Jagen Nominees Pty Ltd.

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

Jagen Nominees Pty Ltd. As of May 28, 2008, September 16, 2009 and June 30, 2011, Jagen Nominees Pty Ltd. beneficially owned 15,409,060, or 7.15%, 6.61% and 5.60%, respectively, of our then outstanding shares.

Balyasny Asset Management L.P. On May 23, 2008, Balyasny Asset Management L.P. filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 12,836,682, or 7.00%, of our then outstanding ordinary shares. While no subsequent filings have been made, we believe that Balyasny Asset Management L.P. no longer holds more than 5% of our outstanding ordinary shares.

BAM Capital. On September 8, 2009, we entered into a private placement agreement with BAM Capital, LLC, or BAM Capital, one of our institutional shareholders in the United States, under which we raised an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of our ordinary shares to such investor. The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR). We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement. Shareholder approval for the issuance of the shares and option grant was obtained in November 2009. We also agreed to issue to the investor up to an additional 3,000,000 ordinary shares, or 300,000 ADRs, if the daily closing price of our ordinary shares on the ASX on any day from the date of the private placement until five days after the date on which the registration statement for the ordinary shares issued in the private placement is declared effective, declines below A$0.19, based on a formula set forth in the agreement. The foregoing condition was met and based on the agreed upon formula, we issued to the investor an additional 750,000 ordinary shares, pursuant to the approval of our shareholders obtained in November 2009. On April 23, 2010, BAM Capital filed with the ASX a Notice of Ceasing to be a Substantial Holder. On May 18, 2010, Amendment No. 6 to Schedule 13G was filed by BAM Capital and other reporting persons with the Securities and Exchange Commission indicating that such persons beneficially hold 15,241,193 or 6.25% of our then outstanding ordinary shares, of which 5,241,193 ordinary shares are outstanding and held of record by BAM Partnership and 10,000,000 ordinary shares are subject to options held by BAM SPV. BAM Capital and the other reporting persons filed Amendment No. 7 to their Schedule 13G with the Securities and Exchange Commission indicating that they have ceased to beneficially own 5% or more of our outstanding shares.

Bank of America Corporation. On September 18, 2009, Bank of America Corporation filed a Notice of Initial Substantial Holder with the ASX reflecting ownership of 30,080,000, or 12.29%, of our then outstanding shares. On August 19, 2011, Bank of America Corporation filed with the ASX a Notice of Ceasing to be a Substantial Holder.

Morgan Stanley Australia Securities Limited. On November 16, 2009, Morgan Stanley Australia Securities Limited or Morgan Stanley filed a Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 12,076,175, or 5.2% of our ordinary shares. On February 12, 2010, Morgan Stanley filed Amendment No. 1 to Schedule 13G with the Securities and Exchange Commission reflecting beneficial ownership of 11,802,531, or 5% of our ordinary shares. On March 1, 2010, Morgan Stanley filed with the ASX a Notice of Ceasing to be a Substantial Holder. On February 14, 2011, Morgan Stanley filed Amendment No. 2 to Schedule 13G with the Securities and Exchange Commission indicating that each of them has ceased to beneficially own 5% or more of our outstanding shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

As of September 27, 2011, there were 2,437 holders of record of our ordinary shares, of which 21 record holders, holding approximately 0.86% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADRs that are held of record by National Nominees Ltd., which held 52.16% of our ordinary shares as of such date.

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

B.	Significant Changes

There have been no significant changes in the operation or financial condition of our company since June 30, 2011.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low

Fiscal Year Ended June 30,
2007	0.80	0.18
2008	0.70	0.23
2009	0.69	0.12
2010	0.25	0.12
2011	0.38	0.11

Fiscal Year Ended June 30, 2010:
First Quarter	0.25	0.14
Second Quarter	0.24	0.14
Third Quarter	0.17	0.12
Fourth Quarter	0.22	0.12

Fiscal Year Ended June 30, 2011:
First Quarter	0.17	0.12
Second Quarter	0.16	0.12
Third Quarter	0.38	0.11
Fourth Quarter	0.26	0.16

Month Ended:
April 2011	0.26	0.20
May 2011	0.22	0.17
June 2011	0.20	0.16
July 2011	0.19	0.16
August 2011	0.17	0.14
September 2011 (through September 27)	0.22	0.14

NASDAQ Capital Market

Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low

Fiscal Year Ended June 30,
2007	4.35	1.21
2008	6.73	2.06
2009	5.70	1.00
2010	3.35	1.02
2011	4.50	1.09

Fiscal Year Ended June 30, 2010:
First Quarter	2.17	1.05
Second Quarter	1.89	1.13
Third Quarter	1.60	1.02
Fourth Quarter	3.35	1.09

Fiscal Year Ended June 30, 2011:
First Quarter	1.38	1.09
Second Quarter	1.68	1.13
Third Quarter	4.50	1.23
Fourth Quarter	2.83	1.70

Month Ended:
April 2011	2.83	2.21
May 2011	2.52	1.85
June 2011	2.22	1.70
July 2011	2.13	1.77
August 2011	1.95	1.40
September 2011 (through September 27)	2.31	1.50

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Annual and Extraordinary Meetings

Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet data. Notice of at least 28 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, it decides or upon a demand of any directors, or of one or more shareholders holding in the aggregate at least five percent of our issued capital. An extraordinary meeting must be called not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

Limitations on the Rights to Own Securities in Our Company

Neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of our shares.

Changes in Our Capital

Pursuant to the Listing Rules of the ASX, our directors may in their discretion issue securities equal to not more than 15% of our issued capital within a 12-month period. Issuances of securities in excess of such amount require the approval of our shareholders by an ordinary resolution.

C.	Material Contracts

See the patents and license agreements described under Item 4.B. “Information on the Company - Business Overview - Patents and License Agreements.”

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf. Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of our compounds in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of our compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for our company. In consideration of such services, we agreed to pay the University of Melbourne a sum of A$297,000 (inclusive of goods and services tax) each year for a period of three years. In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property. Following the expiration of this agreement, the parties entered into consecutive agreements on December 1, 2003, December 1, 2006 and December 1, 2009. The recent research funding and intellectual property assignment agreement is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2009 and expires on December 1, 2012. The financial consideration terms under the original agreement remain unchanged by all such consecutive agreements, and under their terms an annual budget is set for each of the three years of each respective agreement. We provided to the University of Melbourne funding in an amount equal to A$529,000 for the year running December 2008 to November 2009 and A$363,500 for the year running December 2009 to November 2010. We estimate that we will provide to the University of Melbourne funding in an amount equal to A$390,000 (exclusive of goods and services tax) for the year running December 2010 to November 2011.

On January 8, 2004, we entered into a ten year consultancy services agreement with Professor Ashley Bush, effective as of February 1, 2003. The consulting services provided by Professor Ashley Bush include the discussion of current and future developments in the field of therapies based on metal mediated, oxidative stress or toxic gain of function of proteins involved in selected neurodegenerative diseases. Professor Bush’s services also include possible participation in research projects, the assignment of intellectual property rights arising from such projects and assisting is with our patent prosecutions. The services are provided for a maximum of 40 days per year of service under the agreement. Under the agreement, we agreed to pay Professor Bush a consulting fee of US$100,000 per year, increasing on the anniversary of the agreement by the U.S. consumer price index, which effective June 1, 2009, was reduced to AU$60,000 per year, increasing on the anniversary of the agreement by the Australian consumer price index. We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share. The shares and options vest in four equal installments on each of the six months anniversaries following the effective date of the agreement. In addition, subject to the achievement of certain milestones, Professor Bush is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase. Once a milestone has been achieved, up to 250,000 ordinary shares out of the total tranche of ordinary shares to which he becomes entitled may be purchased each six months after such achievement. The first milestone has been achieved (the publication of results of a Phase II trial) and as a result, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms, of which Professor Bush acquired 250,000 ordinary shares during the 2007 fiscal year. The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions. During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement. The agreement may be terminated for any reason by either party upon 30 days prior notice.

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

On May 22, 2007, we entered into an agreement with Patheon Inc., or Patheon, to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2. During the 2008 fiscal year, Patheon undertook the development of a capsule formulation suitable for large scale manufacture, as well as the development and validation of analytical methods to release the capsules. During the 2009 fiscal year, Patheon manufactured a feasibility batch of capsules using the newly developed process. We paid Patheon US$196,654, US$296,551 and US$238,737 for the fiscal years 2011, 2010 and 2009, respectively, for services provided under the agreement.

In June 2007, we entered into two GMP drug manufacture and laboratory development agreements with the Institute for Drug Technology Australia Limited, or IDT, to undertake the GMP manufacture of an initial 4kg batch and subsequent large scale manufacture of 30kg of PBT2. IDT is engaged to also undertake process development, quality control release testing and stability testing of the final drug product before its release. We paid IDT A$16,400,A$18,635 and A$11,442 for the fiscal years 2011, 2010 and 2009, respectively, for services provided under the two agreements.

In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s Laboratories Limited, or Dr. Reddy’s, to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2. The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion. At this time, the potential expenditure is up to US$1,200,000. The term of the agreement is for 90 days post the receipt by us of a written report and/or manufacturing deliverables under the last approved sub-project under the agreement. Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice. We paid Dr. Reddy’s $685,000, US$175,500 and US$82,500 for the fiscal years 2011, 2010 and 2009, respectively, for services provided under the agreement.

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

On June 23, 2010, we entered into an agreement with Quintiles in connection with a research and development contract that we had previously entered into with Quintiles. Under the agreement, Quintiles agreed to pay us US$2.0 million, of which US$850,000 was paid up front and the remaining US$1,150,000 was paid in four equal installments on July 9, 2010, October 1, 2010, January 5, 2011, and March 1, 2011. In addition, we agreed to issue to Quintiles 7,064,749 of our ordinary shares at a price per share of A$0.1624 ($US1.62), or an aggregate purchase price of A$1.15 million (US$1.0 million), which issuance was completed on July 1, 2010. Quintiles also agreed that in the event that we consummate a qualified financing (as such term is defined in the agreement) within one year after the date of the agreement, it will purchase from us additional ordinary shares for an aggregate purchase price of US$1.0 million, on the same terms and conditions as the qualified financing. Accordingly, following the completion of the private placement described in the following paragraph, on June 30, 2011, we completed a private placement of 4.08 million ordinary shares to Quintiles, at a price of A$0.225 per share, for aggregate gross process of US$1.0 million (approximately A$915,200).

On March 22, 2011, we entered into a private placement agreement with institutional investors, under which we raised aggregate gross proceeds of approximately A$6.12 million (US$6.19 million). Under the terms of the offering, we sold an aggregate of approximately 27,200,000 ordinary shares (equivalent to 2,720,000 ADRs) at a price of A$0.225 per share (A$2.25 per ADR). We also granted to the investors options to purchase up to an aggregate of approximately 6,800,000 ordinary shares (equivalent to 680,000 ADRs) at an exercise price of A$0.225 per share (A$2.25 per ADR). The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions. We also agreed to promptly take steps to register the ADRs with respect to the ordinary shares issued in the private placement and the ordinary shares issuable upon exercise of the options for distribution from time to time by the investors.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with MLV, under which we may sell American Depositary Shares, or ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs. The aggregate offering price for the ordinary shares represented by ADSs may not exceed the aggregate amount that can be sold under the registration statement that we filed on May 17, 2011, which amount, as of the date of this annual report, is US$50 million. The ADSs are evidenced by ADRs. We will pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement. Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time. The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or MLV. We and MLV may terminate the sales agreement at any time in our sole discretion upon five days prior notice. MLV may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$231 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$231 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors,” a threshold of A$1,005 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

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

Stamp Duty

A transfer of shares of a company listed on the ASX is not subject to Australian stamp duty except in some circumstances where one person, or associated persons, acquires 90% or more of the shares.

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

Subject to certain limitations, “qualified dividend income” received by a noncorporate U.S. Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15 percent. Distributions taxable as dividends generally qualify for the 15 percent rate provided that either: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the shares are readily tradable on an established securities market in the United States and certain other requirements are met. We believe that we are entitled to benefits under the Tax Treaty and that the ADRs currently are readily tradable on an established securities market in the United States. However, no assurance can be given that the ADRs will remain readily tradable. Furthermore, the reduction does not apply to dividends received from PFICs. U.S. Holders of ADRs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

If we are a PFIC, dividends will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADRs, as described below:

●	you will be required to allocate income recognized upon receiving certain dividends or gain recognized upon the disposition of ADRs ratably over your holding period for such ADRs,

●
the amount allocated to each year during which we are considered a PFIC other than the year of the dividend payment or disposition would be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge would be imposed with respect to the resulting tax liability allocated to each such year,

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

●	you will be required to file an annual return on IRS Form 8621.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC. Both direct and indirect shareholders of PFICs are subject to the rules described above. Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

●	A direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

●	A shareholder of a PFIC that is a shareholder of another PFIC, or

●	A 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

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

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$2,464,000, A$807,000 and A$285,000 in cash held in U.S. dollars and Euro as of June 30, 2011, 2010 and 2009, respectively. A hypothetical 3% adverse movement in end-of-period exchange rates would reduce the cash balance by approximately A$71,769, A$23,500 and A$83,108, respectively.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

We conduct our activities almost exclusively in Australia. However, we are required to make certain payments in U.S. dollars and other currencies. An adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In 2010 and 2011, the Australian dollar appreciated against the U.S. dollar by 5% and 20% respectively, while the Australian dollar depreciated against the U.S. dollar by 16% in 2009. As of June 30, 2011, payables in U.S. dollars and other currencies were immaterial. A hypothetical 3% adverse movement in the U.S. dollar and Euro and 12% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$3,627.

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

BoNY, as ADR depositary, has agreed to reimburse certain expenses related to our ADR program and incurred by us in connection with the program. For the year ended June 30, 2011, the ADR depositary reimbursed us, or paid on our behalf to third parties, a total of US $2,892. The ADR depositary also waived US $30,000 of its fees for standard costs associated with the administration of the ADR program.

Fees and Payments Made by the Company to the Depositary

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2011, we paid BoNY a total of US$9,535 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of June 30, 2011, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Securities Exchange Act of 1934 as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●
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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2011. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. Based on that assessment, our management concluded that as of June 30, 2011, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2011, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended June 30,
Services Rendered	2011	2010

Audit (1)	A$132,000	A$140,672
Audit-Related (2)	–	45,000
Other (3)	85,000	26,637
Total	A$217,000	A$212,309

(1) Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2) Audit-related fees relate to services provided in connection with the auditor’s review of our internal controls.
(3) Other fees relate to services provided in connection with other public filings for the Securities and Exchange Commission.

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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2011.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any such NASDAQ rules must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.

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

4.6	Fourth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2009 (5)
4.7	GMP 30kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (6)
4.8	GMP 4kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (7)
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
4.20
Process Development and Manufacturing Agreement dated December 26, 2008, between the Registrant and Dr. Reddy’s Laboratories Limited, as amended by Amendment No. 1 effective February 3, 2009 and Amendment No. 2 effective March 13, 2009 (19)

4.21
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No 3 effective July 6, 2009; Amendment No. 4 effective September 15, 2009; Amendment No. 5 effective November 13, 2009; Amendment No. 6 effective December 22, 2009; Amendment No. 7 effective December 22, 2009; Amendment No. 8 effective May 7, 2010; and Amendment No. 9 effective May 20, 2010 (20)

4.22
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 10 effective October 21, 2010; Amendment No. 11 effective March 21, 2011; and Amendment No. 12 effective May 18, 2011

4.23	Agreement dated June 23, 2010, between the Registrant and Quintiles Limited (21)
4.24	Placement Confirmation Letter dated March 22, 2011, between the Registrant and certain institutional investors (22)
4.25	At-The-Market Issuance Sales Agreement dated July 13, 2011, by and between the Registrant and McNicoll, Lewis & Vlak LLC (23)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm

(1)	Filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.
(2)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on December 12, 2007 (File 333-136944).

(3)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).
(4)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.
(5)	Filed as Exhibit 4.7 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference
(6)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(7)	Filed as Exhibit 4.10 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(8)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.
(9)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November 2004.
(10)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November 2004.
(11)	Filed as Exhibit 4.19 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(12)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(13)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(14)	Filed as Exhibit 4.25 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(15)	Incorporated by reference to our Report on Form 6-K for the month of September 2009.
(16)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of June 2009.
(17)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of June 2009.
(18)	Filed as Exhibit 4.20 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.
(19)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.
(20)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2010, and incorporated herein by reference.
(21)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2010, and incorporated herein by reference.
(22)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of March 2011.
(23)	Incorporated by reference to Exhibit 1.1 to our Report on Form 6-K for the month of July 2011.

PRANA BIOTECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of comprehensive income, cash flows and changes in shareholder’s equity present fairly, in all material respects, the financial position of Prana Biotechnology Limited (the “Company”) and its subsidiaries at June 30, 2011 and June 30, 2010, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

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

PricewaterhouseCoopers
Melbourne, Australia
September 30, 2011

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars, except number of shares)

		June 30,
	Notes	2011	2010

Assets
Current Assets
Cash and cash equivalents		8,838,245	5,227,298
Trade and other receivables	6	3,373	825
Other current assets	7	90,588	1,479,603

Total Current Assets		8,932,206	6,707,726

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$355,788 and A$329,646 respectively	8	40,909	58,527
Other non-current assets	7	37,837	35,164

Total Non-Current Assets		78,746	93,691

Total Assets		9,010,952	6,801,417

Liabilities
Current Liabilities
Trade and other payables	9	1,399,584	1,244,417
Other financial liabilities	10	355,815	–
Provisions	11	319,965	256,074

Total Current Liabilities		2,075,364	1,500,491

Non-Current Liabilities
Provisions	11	4,386	71,610

Total Non-Current Liabilities		4,386	71,610

Total Liabilities		2,079,750	1,572,101

Net Assets		6,931,202	5,229,316

Equity
Issued and unissued capital 2011: 275,286,783 fully paid ordinary shares Nil options over fully paid ordinary shares 2010: 234,045,871 fully paid ordinary shares Nil options over fully paid ordinary shares	13	82,340,819	75,120,164
Reserves	14	9,494,995	8,582,579
Accumulated deficit during the development stage	15	(84,904,612)	(78,473,427)

Total Equity		6,931,202	5,229,316

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2011	2010	2009

Revenues from ordinary activities	3	156,135	215,008	428,193
Other income	3	6,785	–	–

Research and development expenses, net	4	(2,329,491)	(87,992)	(2,215,358)
Personnel expenses	4	(2,394,298)	(3,087,234)	(3,832,804)
Intellectual property expenses	4	(399,237)	(431,082)	(1,107,534)
Auditor and accounting expenses	4	(157,436)	(168,909)	(129,998)
Travel expenses	4	(159,971)	(234,555)	(195,251)
Public relations and marketing expenses	4	(110,646)	(130,090)	(222,679)
Depreciation expenses	4	(31,577)	(35,290)	(34,190)
Other expenses	4	(857,281)	(940,699)	(978,875)
Foreign exchange loss	4	(145,377)	(6,079)	(6,723)
Gain (loss) on fair valuation of financial liabilities	4	(8,791)	–	772,430

Loss before income tax expense		(6,431,185)	(4,906,922)	(7,522,789)

Income tax expense	5	–	–	–

Loss for the year		(6,431,185)	(4,906,922)	(7,522,789)

Other comprehensive income (loss)		–	–	–

Total comprehensive loss for the year	15	(6,431,185)	(4,906,922)	(7,522,789)

Loss per share (basic and diluted - cents per share)	20	(2.60)	(2.16)	(3.72)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		247,578,570	227,527,388	202,357,885

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30,
	Notes	2011	2010	2009

Cash Flows from Operating Activities
Payments to suppliers and employees		(4,714,771)	(4,923,648)	(7,511,372)
Interest received		156,366	214,709	517,198
Other		(10)	–	–

Net cash flows used in operating activities	16(a)	(4,558,415)	(4,708,939)	(6,994,174)

Cash Flows from Investing Activities
Payment for rental security deposits		(2,673)	–	–
Payments for purchase of plant and equipment		(13,691)	(22,667)	(36,192)

Net cash flows used in investing activities		(16,364)	(22,667)	(36,192)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		8,551,283	6,000,000	114,000
Payment of share issue costs		(563,025)	(344,056)	(13,193)
Proceeds from borrowings		347,000	–	–

Net cash flows provided by financing activities		8,335,258	5,655,944	100,807

Net increase (decrease) in cash and cash equivalents		3,760,479	924,338	(6,929,559)

Opening cash and cash equivalents brought forward		5,227,298	4,304,977	11,219,035
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		(149,532)	(2,017)	15,501

Closing cash and cash equivalents carried forward	16(b)	8,838,245	5,227,298	4,304,977

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued and Unissued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity

Balance, June 30, 2008		201,800,240	69,842,303	6,067,740	(66,043,716)	9,866,327
Transactions with owners in their capacity as owners:
Non-cash issuance of shares to consultants	13(b)	93,750	128,932	–	–	128,932
Non-cash issuance of options to consultants	14(b)	–	–	622,700	–	622,700
Non-cash issuance of options to directors and employees	14(b)	–	–	138,213	–	138,213
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	816,483	217,754	(217,754)	–	–
Share options – value of share option scheme	14(b)	–	–	516,433	–	516,433
		202,710,473	70,188,989	7,127,332	(66,043,716)	11,272,605
Net loss		–	–	–	(7,522,789)	(7,522,789)
Total comprehensive loss for the year		–	–	–	(7,522,789)	(7,522,789)

Balance, June 30, 2009		202,710,473	70,188,989	7,127,332	(73,566,505)	3,749,816
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	13(b)	30,750,000	4,798,801	–	–	4,798,801
Issuance of options in connection with private placement	13(c)	–	–	857,143	–	857,143
Non-cash issuance of shares to consultants	13(b)	165,000	42,267	–	–	42,267
Non-cash issuance of options to consultants	14(b)	–	–	409,299	–	409,299
Non-cash issuance of options to directors and employees	14(b)	–	–	63,961	–	63,961
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	420,398	90,107	(90,107)	–	–
Share options – value of share option scheme	14(b)	–	–	214,951	–	214,951
		31,335,398	4,931,175	1,455,247	–	6,386,422
Net loss	15	–	–	–	(4,906,922)	(4,906,922)
Total comprehensive loss for the year		–	–	–	(4,906,922)	(4,906,922)
Balance, June 30, 2010		234,045,871	75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	13(b)	39,959,329	6,974,424	–	–	6,974,424
Issuance of options in connection with private placement	13(c)	–	–	1,057,182	–	1,057,182
Non-cash issuance of shares to consultants	13(b)	465,000	56,583	–	–	56,583
Non-cash issuance of options to consultants	14(b)	–	–	5,850	–	5,850
Options forfeited	14(b)	–	–	(2,266)	–	(2,266)
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	816,583	189,648	(189,648)	–	–
Share options – value of share option scheme	14(b)	–	–	41,298	–	41,298
		41,240,912	7,220,655	912,416	–	8,133,071
Net loss	15	–	–	–	(6,431,185)	(6,431,185)
Total comprehensive loss for the year		–	–	–	(6,431,185)	(6,431,185)
Balance, June 30, 2011		275,286,783	82,340,819	9,494,995	(84,904,612)	6,931,202

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2011 was authorized for issue in accordance with a resolution of the Directors on September 28, 2011.

The financial report is a general purpose financial report, which has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), the Corporations Act 2001, Accounting Standards and Urgent Issues Group Interpretations, and complies with other requirements of applicable law. This financial report complies with both IFRS as issued by IASB and Australian Accounting Standards.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2011 and the comparative information presented in these financial statements for the years ended June 30, 2010 and 2009.

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

Warrants that were exercisable for ADRs expired without being exercised on June 4, 2009. On June 30, 2011, the Company granted warrants to purchase 612,397 ordinary shares to Alzheimer’s Drug Discovery Foundation (“ADDF”) The warrants are exercisable at A$0.17 consideration and expire on February 25, 2016. Options for ADRs remain outstanding.

Going Concern Basis

The consolidated entity is a development stage medical biotechnology company and as such expects to be utilising cash until its research activities have become marketable. As at June 30, 2011, the consolidated entity incurred an operating loss of A$6,431,185 (2010 loss: A$4,906,922). As at year end, the consolidated entity’s net assets stood at A$6,931,202 (2010: A$5,229,316). The consolidated entity’s cash position has increased to A$8,838,245 from A$5,227,298 at June 30, 2011.

The directors believe that the going concern basis of preparation is appropriate given the consolidated entity’s cash position, in addition:

●
On July 14, 2011, the Company announced that it had filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 ADRs through an “at-the-market” (ATM) facility. If utilised, the ADRs would be offered through McNicoll, Lewis & Vlak LLC (“MLV”) as sales agent who, at Prana’s discretion and instruction, will use its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers’ transactions on the NASDAQ Capital Market.

●	In parallel, the Company continues to pursue raising additional funds through alternative funding structures.

●	Notwithstanding, the Company has the ability to scale down its operations and prioritise its research and development programs in neurology should the need arise.

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

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the consolidated entity and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

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

Warrants and options recorded as financial liabilities under IAS 32 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Statement of Comprehensive Income.

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

No impairment charges were incurred during the three years ended June 30, 2011.

(g) Intangible Assets - Research and Development
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

At June 30, 2011 and 2010, Prana had no capitalized research and development costs.

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

(n) Goods and Services Tax (“GST”)
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

Equity-based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Plan (the “2004 ASX Plan”) and the 2004 American Depository Share (ADS) Option Plan (the “2004 ADS Plan”). Information relating to this plan is set out in Note 18.

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

(u) Parent Information
The financial information for the parent entity, Prana Biotechnology Limited, disclosed in Note 2 has been prepared on the same basis as the consolidated financial statements, except as set out below.

Investment in Subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

(v) New Accounting Standards And Interpretations

In respect of the year ended June 30, 2011, the Group has assessed all new accounting standards mandatory for adoption during the current year, noting no new standards which would have a material affect on the disclosure in these financial statements. There has been no affect on the profit and loss or the financial position of the Group.

Certain new Australian accounting standards and interpretations (and their equivalent IASB standards) have been published that are not mandatory for June 30, 2011 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below.

➢	AASB 124 Related Party Disclosures (effective January 1, 2011)

The revised AASB 124 simplifies the definition of a related party, clarifying its intended meaning and eliminating inconsistencies from the definition, including:

a)	The definition now identifies a subsidiary and an associate with the same investor as related parties of each other

b)	Entities significantly influenced by one person and entities significantly influenced by a close member of the family of that person are no longer related parties of each other

c)
The definition now identifies that, whenever a person or entity has both joint control over a second entity and joint control or significant influence over a third party, the second and third entities are related to each other

A partial exemption is also provided from the disclosure requirements for government-related entities. Entities that are related by virtue of being controlled by the same government can provide reduced related party disclosures.

The group intends to apply the amendment from July 1, 2011; it is not expected to have any impact on the group’s financial statements.

➢	AASB 1054 Australian Additional Disclosures (effective July 1, 2011)

This standard is as a consequence of phase 1 of the joint Trans-Tasman Convergence project of the AASB and FRSB.

This standard relocates all Australian specific disclosures from other standards to one place and revises disclosures in the following areas:

a)	Compliance with Australian Accounting Standards

b)	The statutory basis or reporting framework for financial statements

c)	Whether the financial statements are general purpose or special purpose

d)	Audit fees

e)	Imputation credits

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

➢	AASB 2010-7 Amendments to Australian Accounting Standards arising from AASB 9 (effective January 1, 2013)

[AASB 1, 3, 4, 5, 7, 101, 102, 108, 112, 118, 120, 121, 127, 128, 131, 132, 136, 137, 139, 1023, & 1038 and interpretations 2, 5, 10, 12, 19 & 127]

The requirements for classifying and measuring financial liabilities were added to AASB 9. The existing requirements for the classification of financial liabilities and the ability to use the fair value option have been retained. However, where the fair value option is used for financial liabilities the change in fair value is accounted for as follows:

•	The change attributable to changes in credit risk are presented in other comprehensive income (OCI)

•	The remaining change is presented in profit or loss

If this approach creates or enlarges an accounting mismatch in the profit or loss, the effect of the changes in credit risk are also presented in profit or loss.

➢	AASB 2011-1 Amendments to Australian Accounting Standards arising from the Trans-Tasman Convergence project (effective July 1, 2011)

[AASB 1, AASB 5, AASB 101, AASB 107, AASB 108, AASB 121, AASB 128, AASB 132, AASB 134, Interpretation 2, Interpretation 112, Interpretation 113]

This Standard addresses many Australian Accounting Standards, removing the disclosures which have been relocated to AASB 1054.

These are the only changes which are expected to be of relevance to the Group.

	Years Ended June 30,
	2011	2010	2009

2. PARENT INFORMATION
The following information has been extracted from the books and records of the parent and has been prepared in accordance with the company’s accounting policies.
Statement of Financial Position
ASSETS
Current Assets	8,932,206	6,707,726	4,490,936
Non-current Assets	80,161	95,106	107,729
TOTAL ASSETS	9,012,367	6,802,832	4,598,665

LIABILITIES
Current Liabilities	2,074,349	1,499,354	797,685
Non-current Liabilities	4,386	71,610	48,389
TOTAL LIABILITIES	2,078,735	1,570,964	846,074

EQUITY
Issued Capital	82,340,819	75,120,164	70,188,989
Reserves	9,494,995	8,582,579	7,127,332
Accumulated losses	(84,902,182)	(78,470,875)	(73,563,730)
TOTAL EQUITY	6,933,632	5,231,868	3,752,591

Statement of Comprehensive Income
Total loss	(6,431,307)	(4,907,145)	(7,522,470)

Total comprehensive loss	(6,431,307)	(4,907,145)	(7,522,470)

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2011	2010	2009

3. REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS
Other revenue
Interest	156,135	215,008	428,193
Donations	6,785	–	–
Total revenue	162,920	215,008	428,193

		Years Ended June 30,
	Notes	2011	2010	2009

4. EXPENSES FROM ORDINARY ACTIVITIES
Research and development	4(a)	2,329,491	87,992	2,215,358

Personnel expenses
Employee expenses		1,222,986	1,286,094	1,359,887
Equity based payments to employees		29,783	118,228	169,043
Consultant and director expenses		921,884	923,472	1,022,227
Equity-based payments to consultants and directors		71,681	612,252	1,136,428
Defined contribution superannuation expenses		147,964	147,188	145,219

Total personnel expense*		2,394,298	3,087,234	3,832,804

Intellectual property expenses
Overseas		74,634	202,002	497,947
Local		324,603	229,080	609,587

Total intellectual property expense		399,237	431,082	1,107,534

Depreciation of non-current assets
Laboratory equipment		6,557	3,899	1,748
Computer equipment		22,235	26,997	26,488
Furniture and fittings		2,711	2,700	2,688
Leasehold improvements		74	1,420	1,420
Write-off non-current assets		–	274	1,846

Total depreciation expense		31,577	35,290	34,190

Other expenses
Corporate compliance		181,992	284,156	299,250
Office expenses		452,567	433,818	444,579
Computer expenses		21,975	21,167	23,178
Insurance		56,868	61,359	77,166
Office rental under operating lease		140,121	140,199	134,702
Interest Expense - ADDF		3,758	–	–

Total other expenses		857,281	940,699	978,875

Auditor and accounting expenses		157,436	168,909	129,998
Travel expenses		159,971	234,555	195,251
Public relations and marketing expenses		110,646	130,090	222,679
Foreign exchange gain		145,377	6,079	6,723
Gain (loss) on fair valuation of financial liabilities		8,791	–	(772,430)

Total expenses		6,594,105	5,121,930	7,950,982

* Personnel expenses include salaries and fees paid to employees and consultants involved in research and development activities.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2011	2010	2009

4(a) Research and development expenses
Personnel expenses related to research and development	428,890	578,389	812,086
Research and development expenses 1	2,329,491	87,992	2,215,358

Total research and development expenses	2,758,381	666,381	3,027,444

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

	Years Ended June 30,
	2011	2010	2009

5. INCOME TAX

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax on net (loss) before income tax at 30% (2010 & 2009: 30%)	(1,929,356)	(1,472,077)	(2,256,837)
Effect of lower tax rates of tax on overseas income	(18)	(34)	48

Add tax effect of:
(Over)/Under provision of income tax in previous year relating to a correction of estimates 1	218,421	(133,538)	13,806
Equity issued for nil consideration	30,439	219,144	391,641
Research and development tax concession	(222,358)	(44,027)	(258,131)
Gain on fair value of financial liabilities	(2,637)	–	(231,729)
Other	1,355	1,426	1,701

Deferred tax asset not recognized	1,904,154	1,429,106	2,339,501

Income tax expense attributable to loss before income tax	–	–	–

(b) Potential deferred tax asset at June 30, 2011, 2010 and 2009 in respect of: tax losses not brought to account is:	32,246,695	30,238,852	28,809,746
Temporary differences	345,577	(230,014)	246,714

1 This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the Form 20-F for the year ended June 30, 2010, and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.

	Years Ended June 30,
	2011	2010

6. TRADE AND OTHER RECEIVABLES

Accrued income	593	825
Goods and services tax	2,780	–

	3,373	825

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2011	2010

7. OTHER ASSETS
Current
Prepayments	86,723	72,892
Other receivables*	3,865	1,406,711

Total	90,588	1,479,603

Non-current
Term deposit	37,837	35,164

Total	37,837	35,164

*Refer to Note 4a for further details in relation to other receivables.

		Years Ended June 30,
	Notes	2011	2010

8. PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		393,312	596,428
Additions		13,961	22,665
Disposals		(10,576)	(230,920)

Balance at end of year		396,697	388,173

Accumulated depreciation

Balance at beginning of year		(334,785)	(525,278)
Disposals		10,574	230,648
Depreciation expense	4	(31,577)	(35,016)

Balance at end of year		(355,788)	(329,646)

Net book value at end of year		40,909	58,527

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 4.

	Years Ended June 30,
	2011	2010

Laboratory equipment, at cost	166,299	166,165
Less accumulated depreciation	(158,298)	(151,739)

Total laboratory equipment	8,001	14,426

Computer equipment, at cost	117,461	109,071
Less accumulated depreciation	(100,995)	(84,197)

Total computer equipment	16,466	24,874

Furniture and fittings, at cost	37,278	37,278
Less accumulated depreciation	(20,836)	(18,125)

Total furniture and fittings	16,442	19,153

Leasehold improvements, at cost	75,659	75,659
Less accumulated depreciation	(75,659)	(75,585)

Total leasehold improvements	–	74

Total	40,909	58,527

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2011	2010

9. TRADE AND OTHER PAYABLES

Trade creditors	311,268	279,752
Accrued research and development expenses	449,067	650,331
Accrued intellectual property expenses	10,550	20,719
Accrued personnel expenses (1)	389,580	31,516
Accrued audit fees	193,755	114,686
Accrued travel expenses	75	8,295
Accrued marketing expenses	807	63,078
Other accrued expenses	24,252	9,270
Sundry payables	20,230	66,770

Total	1,399,584	1,244,417

(1) At June 30, 2011, the following amounts were payable to Directors:
Brian Meltzer – A$60,000
George Mihaly – A$50,000
Geoffrey Kempler – A$237,430

		Years Ended June 30,
	Notes	2011	2010	2011	2010
		No.	No.	$	$

10. FINANCIAL LIABILITIES

Non-Current
Convertible Promissory Note	(a)	–	–	285,785	–
Warrants over ordinary shares	(b)	612,397	–	70,030	–
Total				355,815	–

(a) Convertible Promissory Note
In the Financial Year ended June 30, 2011, the Company entered into an agreement with the ADDF to receive a grant of up to US$700,000, receivable in two installments of US$350,000. As at June 30, 2011, only the first installment has been received. As a condition to receiving the grant and on execution of the agreement, the Company executed a convertible promissory note, which is equal to the amount of the first installment. This convertible promissory note governs the terms of repayment of the grant or its conversion into ordinary shares of the Company. Further, as a condition to receiving the grant, on receipt of each installment, the Company must issue a warrant to ADDF to purchase ordinary shares of the Company.

The convertible promissory note is classified as a financial liability in accordance with AASB 132 and AASB 139 for recognition and measurement.

The terms of the convertible promissory note are as follows:
Interest Payable –	Per annum rate equal to the United States “prime” rate as published by the Wall Street Journal, compounds annually and payable at maturity.
Maturity –	All unpaid principal, together with any unpaid and accrued interest, will be due and payable on the 3rd anniversary of the date of the agreement.
Note holder conversion –
Upon the Company closing an equity financing of at least US$1M, excluding the principle amount of the convertible promissory note, the outstanding principal, together with unpaid and accrued interest, the convertible promissory note holder may elect to convert the total outstanding amounts into units of securities issued in the equity financing at a conversion price equal to the lowest per unit price paid by investors in that financing.

Company conversion –
If, at any time, any unpaid principal, together with any unpaid and accrued interest, would be due and payable by the Company to the convertible promissory note holder in cash and the Company does not have the capacity to repay the total outstanding amounts in cash, the Company may elect to substitute an issue of ordinary shares equal to the total outstanding amount at a 20% discount to a 5 day VWAP.

(b) Warrants over ordinary shares
As per an agreement with the ADDF, the Company issued warrants to purchase 612,397 ordinary shares to the ADDF representing 30% of the value of the first tranche of the US$350,000 grant received during the financial year.
The warrants are convertible to ordinary shares on or before February 25, 2016 at an exercise price of A$ 0.17 per warrant.

Under AASB 132 paragraph 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to issued capital.
On initial recognition the warrants are measured at fair value on the Statement of Financial Position. At each reporting date the financial liability representing the warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Comprehensive Income.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2011	2010

11. PROVISIONS

Current
Annual leave2	18	142,521	171,789
Long service leave1&2		177,444	84,285

Total		319,965	256,074

Non-Current
Long service leave2	18	4,386	71,610

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

The entire amount is presented as current, since the consolidated entity does not have an unconditional right to defer settlement. However, based on past experience, the consolidated entity does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not expected to be taken or paid within the next 12 months.

	Years Ended June 30,
	2011	2010

Long service leave obligation expected to be settled after 12 months	177,444	84,285

2 Movements in provisions
Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2011	2010

Annual leave
Carrying amount at start of year	171,789	126,427
Charged/(credited) to profit or loss
-additional provisions recognized	241,616	272,195
-unused amounts reversed	(171,789)	(126,427)
Amounts used during the year	(99,095)	(100,406)
Carrying amount at end of year	142,521	171,789

Long service leave
Carrying amount at start of year	155,895	116,865
Charged/(credited) to profit or loss
-additional provisions recognized	181,830	155,895
-unused amounts reversed	(155,895)	(116,865)
Amounts used during the year	–	–
Carrying amount at end of year	181,830	155,895

TOTAL	324,351	327,684

12.    COMMITMENTS AND CONTINGENCIES

There are no contingent assets or liabilities at the date of this report. The consolidated entity is not involved in any legal or arbitration proceedings and, so far as the Directors are aware, no such proceedings are pending or threatened against the company.

In respect of expenditure commitments, refer to Note 17.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2011	2010	2009

13. ISSUED CAPITAL

(a) Issued Capital
275,286,783 (2010: 234,045,871) fully paid ordinary shares	13(b)	79,639,175	72,418,520	67,487,345
Nil (2010: Nil) options for fully paid ordinary shares	13(c)	2,701,644	2,701,644	2,701,644

		82,340,819	75,120,164	70,188,989

 (b) Movements in Issued Shares

	June 30,
	2011		2010		2009
	No.	$	No.	$	No.	$

Beginning of the year	234,045,871	72,418,520	202,710,473	67,487,345	201,800,240	67,140,659

Movement during the year	41,240,912	7,220,655	31,335,398	4,931,175	910,233	346,686

End of the year	275,286,783	79,639,175	234,045,871	72,418,520	202,710,473	67,487,345

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$

Year ended June 30, 2009			910,233		346,686
July 15, 2009	Exercise of options – employees		2,000	–	460
July 15, 2009	Exercise of options – employees		45,333	–	9,973
July 15, 2009	Exercise of options – consultants		80,000	–	15,200
July 15, 2009	Exercise of options – employees		53,333	–	11,733
September 2, 2009	Exercise of options – employees		54,500	–	11,990
October 8, 2009	Exercise of options – employees		30,000	–	6,600
October 8, 2009	Exercise of options – employees		75,232	–	16,551
November 9, 2009	Shares to investors as part of private placement		30,000,000	0.17	5,017,421
November 27, 2009	Shares to investors as part of private placement		750,000	0.17	125,436
March 2, 2010	Non cash share issue in consideration for services provided by consultants	(i)	165,000	0.15	24,750
March 2, 2010	Exercise of options – consultants		80,000	–	17,600
	Proposed Non cash share issue in consideration for services provided by consultants		–	0.32	17,517
	Security issuance costs				(344,056)
Year ended June 30, 2010			31,335,398		4,931,175
July 1, 2010	Reversal of Proposed Non cash share issue in consideration for services provided by consultants		–	0.32	(17,517)
July 19, 2010	Shares to investors as part of private placement		7,064,749	0.16	1,150,000
September 27, 2010	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.13	14,300
September 27, 2010	Exercise of options – employees		84,333	–	18,553
October 8, 2010	Exercise of options – employees		112,250	–	24,695
November 4, 2010	Exercise of options – employees		120,000	–	26,400
November 4, 2010	Exercise of options – consultants		500,000	–	120,000
March 4, 2011	Non cash share issue in consideration for services provided by consultants	(i)	55,000	0.16	8,800
April 8, 2011	Shares to investors as part of private placement		27,200,000	0.19	5,245,714
June 30, 2011	Shares to investors as part of private placement		5,694,580	0.20	1,141,735
June 30, 2011	Non cash share issue in consideration for services provided by consultants	(i)	300,000	0.17	51,000
	Security issuance costs				(563,025)
Year ended June 30, 2011			41,240,912		7,220,655

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

March 2, 2010, September 27, 2010, March 4, 2011 and June 27, 2011

The services provided by these consultants were documented in consultancy agreements which outlined remuneration in the form of an annual fee and share-based compensation in the form of shares. The equity-based compensation is not linked to any particular milestone or element of the services to be provided under the terms of the agreements.

Given the extended period of consultants’ involvement and associated milestones, the Company determined there were no comparable service examples against which to benchmark the value of the consultants’ services. Additionally, there was no distinction between the portion of the services which gave rise to the cash entitlements and the portion that gave rise to share entitlements. As the Company could not reliably estimate the fair value of the services received, the Company determined that it was appropriate to measure the services at the fair value of the underlying equity instruments issued.

(c) Movements in Options

	June 30,
	2011		2010		2009
	Number of Options	$	Number of Options	$	Number of Options	$

Beginning of the year	–	2,701,644	14,279,133	2,701,644	14,279,133	2,701,644

Movement during the year	–	–	(14,279,133)	–	–	–

End of the year	–	2,701,644	–	2,701,644	14,279,133	2,701,644

Details of option grants are as follows:

Date	Details	Exercise Price	Number	Fair Value	$

Year ended June 30, 2009		–	–	–	–
November 30, 2009	Options to investors expired unexercised	$0.446	14,279,133	–	–
Year ended June 30, 2010			14,279,133		–

There was no movement in options during the financial year ended June 30, 2011.

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

(e) Shares Issued after Reporting Date

After reporting date the following equity issues occurred:

Date	Details	Notes	Number	Issue Price	$

September 19, 2011	Shares to investors as part of at-the-market facility		196,000	0.18	35,579
September 21, 2011	Shares to investors as part of at-the-market facility		4,913,630	0.20	986,961
September 22, 2011	Shares to investors as part of at-the-market facility		1,211,970	0.18	216,719
			6,321,600		1,239,259

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.    RESERVES

		Years Ended June 30,
	Notes	2011	2010	2009

(a) Share Based Payments
26,043,956 (2010: 26,419,378) options for fully paid ordinary shares	14(b)	7,525,998	6,613,582	5,158,335
380,000 (2010: 380,000) options for ADRs	14(c)	1,515,434	1,515,434	1,515,434
612,397 (2010: Nil) warrants for ADRs	14(d)	453,563	453,563	453,563

		9,494,995	8,582,579	7,127,332

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

(b) Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2011		2010		2009
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)

Beginning of the year	26,419,378	6,613,582	13,335,167	5,158,335	11,051,832	4,098,743
Issued during the year	8,712,645	1,063,032	15,704,609	1,330,403	3,099,818	760,913
Expired during the year	(8,191,484)	–	(2,200,000)	–	–	–
Forfeited during the year	(80,000)	(2,266)	–	–	–	–
Amortization of option expenses	–	41,298	–	214,951	–	–
Exercised during the year (Note 14(b))	(816,583)	(189,648)	(420,398)	(90,107)	(816,483)	(217,754)

End of the year	26,043,956	7,525,998	26,419,378	6,613,582	13,335,167	5,158,335

Details of option grants are summarized as follows.

Year ended June 30, 2009:
•     On October 17, 2008, the Company granted options to purchase 2,000,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on June 30, 2010. The fair value of the options is A$0.28.
•     On June 16, 2009, the Company granted options to purchase 330,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.22.
•     On June 16, 2009, the Company granted options to purchase 574,981 ordinary shares to employees under the 2004 ASX Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.19.
•     On June 16, 2009, the Company granted options to purchase 194,837 ordinary shares to employees under the 2004 ASX Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.18.

Year ended June 30, 2010:
•     On September 2, 2009, the Company granted options to purchase 80,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on October 31, 2010. The fair value of the options is A$0.22.
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
•     On June 8, 2010, the Company granted options to purchase 645,853 ordinary shares to employees under the 2004 ASX Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.14.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.    RESERVES (continued)

Year ended June 30, 2010 (continued):
•     On June 8, 2010, the Company granted options to purchase 60,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.14.
•     On June 8, 2010, the Company granted options to purchase 418,756 ordinary shares to employees under the 2004 ASX Plan (see Note 18) in recognition of future contributions to the growth and success of the Company. The options are exercisable at A$0.15 consideration and expire on March 31, 2014. The fair value of the options is A$0.13.
•     On June 8, 2010, the Company granted options to purchase 1,000,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$0.15 consideration and expire on March 31, 2014. The fair value of the options is A$0.11.

Year ended June 30, 2011:
•     On October 8, 2010, the Company granted options to purchase 200,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company. The options are exercisable at A$nil consideration and expire on August 7, 2014. The fair value of the options is A$0.12.
•     On April 8, 2011, the Company granted options to purchase 6,800,000 ordinary shares to investors as part of a capital raising. The options are exercisable at A$0.225 consideration and expire on March 24, 2015. The fair value of the options is A$0.13.
•     On April 8, 2011, the Company granted options to purchase 289,000 ordinary shares to investors as part of a capital raising. The options are exercisable at A$0.225 consideration and expire on March 24, 2015. The fair value of the option is A$0.15.
•     On June 30, 2011, the Company granted options to purchase 1,423,645 ordinary shares to investors as part of a capital raising. The options are exercisable at A$0.225 consideration and expire on March 24, 2015. The fair value of the option is A$0.10.

(c) Movements in Options for ADRs

	Years Ended June 30,
	2011		2010		2009
	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)	Number of Options	Comp. Expense ($)

Beginning of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

End of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

(d) Movement in Warrants for ADRs

	Years Ended June 30,
	2011		2010		2009
	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)	Number of Warrants	Comp. Expense ($)

Beginning of the year	–	453,563	–	453,563	320,000	453,563
Issued during the year1	612,397	–
Expired during the year	–	–	–	–	(320,000)	–

End of the year	612,397	453,563	–	453,563	–	453,563

1On June 30, 2011, the Company granted warrants to purchase 612,397 ordinary shares to ADDF. The warrants are exercisable at A$0.17 consideration and expire on February 25, 2016. The fair value of the warrant is A$0.11.

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

(f) Options and Warrants Issued after Reporting Date

No option issues have occurred after reporting date. There have been no warrants granted after reporting date.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2011	2010

15. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(78,473,427)	(73,566,505)
Net loss for the year	(6,431,185)	(4,906,922)

Balance at end of year	(84,904,612)	(78,473,427)

	Years Ended June 30,
	2011	2010	2009

16. CASH FLOW INFORMATION

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(6,431,185)	(4,906,922)	(7,522,789)

Non-cash items
Depreciation of property and equipment	31,577	35,290	34,190
Non-cash issue of equity in consideration of operating expenses	144,569	730,478	1,305,471
Foreign exchange (gain) loss	149,532	2,017	(15,501)
(Gain) loss on fair value of financial liabilities	8,791	–	(772,430)

Changes in assets and liabilities

Decrease (increase) in trade and other receivables	(2,548)	(299)	120,115
Decrease (increase) in other current assets	1,389,015	(1,294,170)	68,892
(Decrease) increase in trade and other payables	155,167	640,275	(244,971)
Decrease (increase) in provision for employee entitlements	(3,333)	84,392	32,849

Net cash flows used in operating activities	(4,558,415)	(4,708,939)	(6,994,174)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	8,838,245	5,227,298	4,304,977

Closing cash and cash equivalents balance	8,838,245	5,227,298	4,304,977

(c) Non-Cash Financing and Investing Activities

During the years ended June 30, 2011, 2010 and 2009, the Company issued shares and granted options in connection with non-cash transactions. See Notes 13(b) and 14(b).

17.    EXPENDITURE COMMITMENTS

The Company has a non-cancelable operating lease contracted for but not capitalized in the financial statements. The Company has commitments under this contract within one year of A$33,021. The property lease is a non-cancellable lease with a 12 month term, with rent payable monthly in advance. The property lease commenced November 1, 2010 and expires on October 31, 2011.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 21.

The Company has commitments under research and development contracts within one year of A$801,663 and greater than one year but less than three years of A$53,398. For the fiscal year ended June 30, 2010, commitments under research and development contracts within one year were A$2,151,895 and greater than one year but less than three years were A$86,335. For the fiscal year ended June 30, 2009, commitments under research and development contracts within one year were A$485,861 and greater than one year but less than three years were A$43,028.

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

At June 30, 2011, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan. At June 30, 2010, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan. At June 30, 2009, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan.

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

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2011		2010		2009
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)

Beginning of the year	12,055,394	0.16	12,471,183	0.14	10,187,848	0.08
Issued during the year	200,000	Nil	2,204,609	0.10	3,099,818	0.32
Exercised during the year	(816,583)	Nil	(420,398)	Nil	(816,483)	0.14
Expired during the year	(7,327,500)	0.23	(2,200,000)	Nil	–	Nil
Forfeited during the year	(80,000)	Nil	–	Nil	–	Nil

Outstanding at year end	4,031,311	0.05	12,055,394	0.16	12,471,183	0.14

Exercisable at year end	3,010,621	0.07	8,477,204	0.23	7,398,846	0.23

The range of exercise prices of options outstanding at period end is nil to A$0.15. These options have a weighted average remaining contractual life of 2.76 years. The weighted average fair value of options granted during the period was determined in accordance with Note 1(p) as A$0.12, A$0.12 and A$0.25 for the years ended June 30, 2011, 2010 and 2009, respectively. The weighted average assumptions in calculating fair value were as follows:
●	risk-free interest rate of 4.63% for 2011 and 5.13% for 2010;
●	no dividends;
●	expected volatility of 111% for 2011 and 120% for 2010; and
●	expected life of 3.91 years for 2011 and 3.98 for 2010.

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

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2011	2010	2009
	Number of Shares	Number of Shares	Number of Shares

Beginning of the year	5,661,883	5,076,485	4,166,252
Issued during the year 1	981,583	585,398	910,233

End of the financial year	6,643,466	5,661,883	5,076,485

1 In the years ended June 30, 2011, 2010 and 2009 this includes options to purchase 816,583, 420,398 and 816,483 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2011		2010		2009
	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)	Number of Options	Weighted Average Exercise Price ($)

Beginning of the year	380,000	US$5.00 (A$5.84)	380,000	US$5.00 (A$5.84)	380,000	US$5.00 (A$6.22)
Issued during the year 1	–	–	–	–	–	–

Outstanding at year end	380,000	US$5.00 (A$5.84)	380,000	US$5.00 (A$5.84)	380,000	US$5.00 (A$6.22)

Exercisable at year end 1	380,000	US$5.00 (A$5.84)	380,000	US$5.00 (A$5.84)	380,000	US$5.00 (A$6.22)

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

19.    SUBSEQUENT EVENTS

On July 14, 2011, the Company announced that it had filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 ADSs through an “at-the-market” (ATM) offering. If utilised, the ADSs would be offered through MLV as sales agent who, at Prana’s discretion and instruction, will use its commercially reasonable efforts to sell the ADSs at market prices from time to time, including sales made by means of ordinary brokers’’ transactions on the NASDAQ Capital Market.

On August 8, 2011 the Company announced that Lawrence Gozlan, a leading biotechnology investor and advisor, has joined the Company’s Board of Directors. Mr. Gozlan is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2011	2010	2009

20. LOSS PER SHARE
Basic and diluted loss per share (cents per share)	(2.60)	(2.16)	(3.72)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	247,578,570	227,527,388	202,357,885

The options and warrants in place do not have the effect of diluting the loss per share.

21. KEY MANAGEMENT PERSONNEL COMPENSATION
(a) The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman Chief Executive Officer
Brian Meltzer	Non-Executive Independent Director
George Mihaly	Non-Executive Independent Director
Peter Marks	Non-Executive Independent Director
Paul Marks	Non-Executive Independent Director (resigned January 4, 2011)
Lawrence Gozlan	Non-Executive Independent Director (appointed August 8, 2011)

(b) The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Richard Revelins	Company Secretary Chief Financial Officer

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

The Company uses a variety of KPI’s to determine achievement, depending on the role of the executive being assessed. These include:

●	successful contract negotiations;
●	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or
●	achievement of research project milestones within scheduled time and/or budget.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.    KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2011 Directors’ remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $

Geoffrey Kempler 1	363,865	–	39,537	–	403,402
Brian Meltzer	82,569	–	7,431	–	90,000
George Mihaly	75,000	–	–	–	75,000
Peter Marks	55,000	–	–	–	55,000
Paul Marks2	18,349	–	1651	–	20,000
	594,783	–	48,619	–	643,402

1 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler. At June 30, 2011, A$39,274 had been accrued to date. No amounts were paid in the June 30, 2011 financial year.
2 Mr. Paul Marks resigned from the Board on January 4, 2011.

	Short Term Benefits		Post-Employment	Equity
2010 Directors’ remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $

Geoffrey Kempler 1 & 2	366,729	–	36,673	92,724	496,126
Brian Meltzer 1	82,569	–	7,431	27,817	117,817
George Mihaly 1	75,000	–	–	27,817	102,817
Peter Marks 1	55,000	–	–	12,328	67,328
Paul Marks	16,820	–	1,514	–	18,334
	596,118	–	45,618	160,686	802,422

1 This includes equity issued as per the Annual General Meetings held on November 30, 2006, November 30, 2005 and November 30, 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2004 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days.

The option price of options approved at the November 30, 2004 AGM was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: November 17, 2004 Pricing Model: American Option Type: Call Barrier Type: Up and In Strike Price: $0.00 Spot Price: $0.56	Barrier: $1.00 Days to Expiry: 208 Volatility: 70% Risk-free Interest Rate: 5.05% Expected Dividends: $0.00 Option Price: $0.51

The option price of options approved at the November 30, 2005 AGM was calculated using the Barrier Pricing Model applying the following inputs:
Grant Date: November 30, 2005 Pricing Model: American Option Type: Call Barrier Type: Up and In Strike Price: $0.00 Spot Price: $0.21	Barrier: $1.00 Days to Expiry: 1609 Volatility: 110% Risk-free Interest Rate: 5.35% Expected Dividends: $0.00 Option Price: $0.18

2 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler. At June 30, 2010, A$27,134 had been accrued to date. No amounts were paid in the June 30, 2010 financial year.

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

2 On March 1, 2009, Mr. Kempler voluntarily elected to reduce his salary to A$329,896 from A$403,380, a decrease of A$73,484.

3 Effective from March 1, 2009, the Non-Executive Directors voluntarily elected to reduce their salaries by 50% for the period March 1, 2009 to June 30, 2009; this represents a decrease of:

Mr. Brian Meltzer     A$ 15,000
Dr. George Mihaly   A$ 12,500
Mr. Peter Marks       A$   9,167

4 In accordance with his employment contract, long service leave has been accrued for Mr. Kempler. At June 30, 2009, A$40,050 had been accrued to date. No amounts were paid in the June 30, 2009 financial year.

	Short Term Benefits		Post-Employment	Equity
2011 Executives’ Remuneration	Base Fee $	Other $	Superannuation Contribution $	Options $	Total $

Richard Revelins	80,000	–	–	–	80,000
Dianne Angus 1 & 2	315,637	150,000	41,907	–	507,544
	395,637	150,000	41,907	–	587,544

1 In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2011, A$56,334 had been accrued to date. No amounts were paid in the June 30, 2010 financial year.

2 During the year ended June 30, 2011, Ms Angus received a payment of A$150,000 in consideration of reducing her termination payment by nine (9) months.

	Short Term Benefits		Post-Employment	Equity
2010 Executives’ Remuneration	Base Fee $	Bonus $	Superannuation Contribution $	Options $	Total $

Richard Revelins1	80,000	–	–	–	80,000
Dianne Angus 2,3,4 & 5	296,153	50,000	31,154	52,662	429,969
	376,153	50,000	31,154	52,662	509,969

1 This includes equity issued as per the Annual General Meetings held on November 30, 2005 and November 30, 2004. As per Australian accounting standards the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options. As a result, the value does not reflect the current market price of the Company’s shares. The Board believes that if the options issued in 2004 and 2006 were valued in today’s market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days.

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

3 Ms Angus received unlisted options during the year ended June 30, 2010. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: May 27, 2010	Volatility: 88%
Exercise Price: A$0.15	Risk-free Interest Rate: 4.75%
Stock Price: A$0.15	Dividend Yield: 0%
Years to Expiry: 3.85	Option Price: $0.10

4 Ms Angus received a salary increase during the year ended June 30, 2010 to A$315,637 plus 9% superannuation, which is an increase from A$292,256 plus 9% superannuation. During the year Ms Angus received a cash bonus of A$50,000 in accordance with her employment contract in relation to her performance during 2009 and continued commitment to the Company.

5 In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2010, A$49,517 had been accrued to date. No amounts were paid in the June 30, 2010 financial year.

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

2 On March 1, 2009, Mr. Revelins voluntarily elected to reduce his salary by 50% for the period March 1, 2009 to June 30, 2009; this represents a decrease of A$13,333.

3 Ms Angus received unlisted options during the year ended June 30, 2009. The option prices were calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: May 26, 2009	Barrier: A$0.40
Pricing Model: American	Days to Expiry: 1,898
Option Type: Call	Volatility: 52%
Barrier Type: Up and In	Risk-free Interest Rate: 3.56%
Strike Price: A$0.00	Expected Dividends: A$0.00
Spot Price: A$0.22	Option Price: A$0.18

4 In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2009, A$17,449 had been accrued to date. No amounts were paid in the June 30, 2009 financial year.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.    KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Director was under contract at June 30, 2011:

Directors	Duration	Notice Requirements	Termination

Mr. Geoffrey Kempler	Until termination by either party Signed September 21, 2007	For Good Reason Mr. Kempler may terminate with 30 days notice Or Without Cause the Company may terminate with 90 days notice
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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.    KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Senior Executives were under contract during the financial year ended June 30, 2011:

Key Management Personnel	Duration	Notice Requirements	Termination

Ms Dianne Angus	Until termination by either party Signed October 2, 2006 Letter Agreement signed June 12, 2007	For Good Reason Ms Angus may terminate with 30 days notice Or Without Cause the Company may terminate with 120 days notice
•      Pay remuneration entitlements three months from the time of termination (less any payout made for the notice period). The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
•      Accrued entitlements including all unreimbursed business expenses
•      Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice Or With Cause the Company may terminate without notice	• Permitted to keep and/or exercise options that have vested at the time of termination • Accrued entitlements including all unreimbursed business expenses

	Years Ended June 30,
	2011	2010	2009

22. AUDITORS’ REMUNERATION

- audit fees: current year	132,000	140,672	120,951
- audit fees: internal control*	–	45,000	–
- audit fees: other public filings	85,000	26,637	–

	217,000	212,309	120,951

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006. No non-audit services were provided by PricewaterhouseCoopers during the 2011 and 2010 fiscal years.

* In 2010, work was performed prior to the exemption provided by the Dodd-Frank Act that exempted the Company from having auditor attestation over the effectiveness of internal controls. This same exemption applied for the 2011 year.

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

c. Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2010	Received as Remuneration	Received on Exercise of Options	Net Change Other1	Balance June 30, 2011
	No.	No.	No.	No.	No.

Geoffrey Kempler	17,055,000	–	–	–	17,055,000
Brian Meltzer	326,666	–	–	–	326,666
George Mihaly	226,666	–	–	–	226,666
Peter Marks	43,111	–	–	–	43,111
Paul Marks3	8,589,361	–	–	–	8,589,361
Richard Revelins	20,308	–	–	–	20,308
Dianne Angus	250,000	–	–	(150,000)	100,000

	26,511,112	–	–	(150,000)	26,361,112

Fully Paid Ordinary Shares of the Company	Balance July 1, 2009	Received as Remuneration	Received on Exercise of Options	Net Change Other1	Balance June 30, 2010
	No.	No.	No.	No.	No.

Geoffrey Kempler	17,055,000	–	–	–	17,055,000
Brian Meltzer	326,666	–	–	–	326,666
George Mihaly	226,666	–	–	–	226,666
Peter Marks	43,111	–	–	–	43,111
Paul Marks2	8,589,361	–	–	–	8,589,361
Richard Revelins	20,308	–	–	–	20,308
Dianne Angus	250,000	–	–	–	250,000

	26,511,112	–	–	–	26,511,112

Fully Paid Ordinary Shares of the Company	Balance July 1, 2008	Received as Remuneration	Received on Exercise of Options	Net Change Other1	Balance June 30, 2009
	No.	No.	No.	No.	No.

Geoffrey Kempler	17,055,000	–	–	–	17,055,000
Brian Meltzer	326,666	–	–	–	326,666
George Mihaly	226,666	–	–	–	226,666
Peter Marks	43,111	–	–	–	43,111
Richard Revelins	20,308	–	–	–	20,308
Dianne Angus	250,000	–	–	–	250,000

	17,921,751	–	–	–	17,921,751

1 These options were sold on market.
2 Balance at date of appointment, January 14, 2010.
3 Balance at date of retirement, January 4, 2011.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.    RELATED PARTY TRANSACTIONS (continued)

Share Options of the Company	Balance July 1, 2010 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2009 fiscal year	Balance June 30, 2011 No.	Total Vested and Exercisable June 30, 2010 No.	Total Unvested June 30, 2011 No.

Geoffrey Kempler	2,000,000	–	–	–	(2,000,000)	–	–	–	–
Brian Meltzer	650,000	–	–	–	(650,000)	–	–	–	–
George Mihaly	650,000	–	–	–	(650,000)	–	–	–	–
Peter Marks	650,000	–	–	–	(650,000)	–	–	–	–
Paul Marks2	701,754	–	–	–	(701,754)	–	–	–	–
Richard Revelins	350,000	–	–	–	(350,000)	–	–	–	–
Dianne Angus	1,987,093	–	–	–	(250,000)	–	1,737,093	1,542,256	194,837

	6,988,847	–	–	–	(5,251,754)	–	1,737,093	1,542,256	194,837

Share Options of the Company	Balance July 1, 2009 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2009 fiscal year	Balance June 30, 2010 No.	Total Vested and Exercisable June 30, 2010 No.	Total Unvested June 30, 2010 No.

Geoffrey Kempler	3,000,000	–	–	–	(1,000,000)	–	2,000,000	1,000,000	1,000,000
Brian Meltzer	950,000	–	–	–	(300,000)	–	650,000	350,000	300,000
George Mihaly	950,000	–	–	–	(300,000)	–	650,000	350,000	300,000
Peter Marks	950,000	–	–	–	(300,000)	–	650,000	350,000	300,000
Paul Marks1	701,754	–	–	–	–	–	701,754	701,754	–
Richard Revelins	650,000	–	–	–	(300,000)	–	350,000	350,000	–
Dianne Angus	1,694,837	292,256	–	–	–	–	1,987,093	1,792,256	194,837

	8,896,591	292,256	–	–	(2,200,000)	–	6,988,847	4,894,010	2,094,837

Share Options of the Company	Balance July 1, 2008 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2009 fiscal year	Balance June 30, 2009 No.	Total Vested and Exercisable June 30, 2009 No.	Total Unvested June 30, 2009 No.

Geoffrey Kempler	3,000,000		–	–	–	–	3,000,000	1,000,000	2,000,000
Brian Meltzer	950,000		–	–	–	–	950,000	350,000	600,000
George Mihaly	950,000		–	–	–	–	950,000	350,000	600,000
Peter Marks	950,000		–	–	–	–	950,000	350,000	600,000
Richard Revelins	650,000		–	–	–	–	650,000	350,000	300,000
Dianne Angus	1,500,000	194,837	–	–	–	–	1,694,837	1,500,000	194,837

	8,000,000	194,837	–	–	–	–	8,194,837	3,900,000	4,294,837

For further information on equity entitlements under employment contracts, refer to Note 21.
1 Balance at date of appointment, January 14, 2010.
2 Balance at date of retirement, January 4, 2011.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2011	2010
	$	$

Cash and cash equivalents ($USD)	2,199,896	105,940
Cash and cash equivalents (€EUR)	264,165	700,969
Cash and cash equivalents (£GBP)	514	1,153
Trade and other payables ($USD)	(124,568)	(6,898)
Trade and other payables (€EUR)	–	(130,110)
Trade and other payables (£GBP)	–	–
Total exposure	2,340,007	671,054

The consolidated entity has conducted a sensitivity analysis of its exposure to foreign currency risk. The consolidated entity is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past five years based on the year-end spot rates. The variables for USD, EUR and GBP being 9%, 7% and 20% respectively.

Based on the financial instruments held at 30 June 2010, had the Australian dollar depreciated/appreciated by 9% against the US dollar and 7% against the EURO with all other variables held constant, the consolidated entity’s post-tax profit for the year would have been A$188,644 lower/A$225,141 higher (2010: A$45,511 lower/A$52,748 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The consolidated entity’s exposure to other foreign exchange movements is not material.

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

The consolidated entity exposure to interest rate risk has not changed since the prior year.

At June 30, 2011, the consolidated entity had the following cash accounts:

•	A$230,617 in Australia dollar cheque accounts at variable interest rates ranging from 0% to 2.11% as of June 30, 2011;
•	A$126,482 in Australia dollar transaction accounts at variable rates ranging from 0% to 0.85% as of June, 2011.
•	A$6,016,019 in Australia Business Cash High Interest accounts at an interest rate of 4.75% as of June 2011;
•	US$2,330,402 (A$2,199,433) in a U.S. checking account at a interest rate of 0% as of June 30, 2011;
•	EUR$194,402 (A$264,056) in a EUR cheque account at a variable interest rate of 0% as of June 30, 2011;
•	A$37,837 in a six month term deposit at a fixed interest rate of 5.90% which matures on 11 October 2011;
•	A$200 in petty cash which does not earn any interest;
•	GBP$340 (A$514) in petty cash which does not earn any interest;
•	SEK$970 (A$145) in petty cash which does not earn any interest;
•	INR$9,930 (A$207) in petty cash which does not earn any interest;
•	US$491 (A$463) in petty cash which does not earn any interest; and
•	EUR$80 (A$109) in petty cash which does not earn any interest.

The weighted average interest rate is 3.30% for cash and cash equivalents and 1.74% for terms deposits over three months and apart from usual variances in general rates of interest the consolidated entity is not exposed to any significant interest rate risk.

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

The consolidated entity’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2011	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years

Financial Assets
Cash and cash equivalents	$8,836,607	–	–	$1,638	$8,838,245	3.30%
Trade and other receivables	–	–	–	$3,373	$3,373
Other current assets	–	$37,837	–	$90,588	$128,425	1.74%

Total Financial Assets	$8,836,607	$37,837	–	$95,599	$8,970,043

Financial Liabilities
Payables	–	–	–	$1,399,584	$1,399,584
Other financial liabilities	–	–	–	$355,815	$355,815

Total Financial Liabilities	–	–	–	$1,755,399	$1,755,399

June 30, 2010	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate

		1 year or less	1-5 years

Financial Assets
Cash and cash equivalents	$5,222,992	–	–	$4,306	$5,227,298	3.67%
Trade and other receivables	–	–	–	$825	$825
Other current assets	–	$35,164	–	$1,479,603	$1,514,767	0.13%

Total Financial Assets	$5,222,992	$35,164	–	$1,484,734	$6,742,890

Financial Liabilities
Payables	–	–	–	$1,244,417	$1,244,417
Other financial liabilities	–	–	–	–	–

Total Financial Liabilities	–	–	–	$1,244,417	$1,244,417

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

Management monitors rolling forecasts of the consolidated entity’s liquidity reserve on the basis of expected cash flows.

Maturities of Financial Liabilities

	Less than 6 months	6-12 months	Total contracted cash flows	Carrying amounts

2011
		Consolidated Entity
Trade and other payables	1,399,584	–	1,399,584	1,399,584

2010
		Consolidated Entity
Trade and other payables	1,244,417	–	1,244,417	1,244,417

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

Dated: September 30, 2011