Form 20-F
period 2012-06-30
PRANA BIOTECHNOLOGY LTD
filed 2012-10-04
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2012

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

Ordinary Shares, as of June 30, 2012…………………..297,980,818

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

INTRODUCTION

Prana Biotechnology Limited was incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, initially focusing on Alzheimer’s disease and we are currently also focusing on Huntington’s and Parkinson’s diseases.  Other potential applications for our therapies include certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and age-related cataracts.

The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX.  Since September 5, 2002, our American Depository Receipts, or ADRs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The Bank of New York, acting as depositary, issues our ADRs, each of which evidences an American Depositary Share, or ADS, which in turn represents ten of our ordinary shares.  As used in this annual report, the terms “we,” “us,” “our” and “Prana” mean Prana Biotechnology Limited and its subsidiaries, unless otherwise indicated.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward-looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward-looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.”

TABLE OF CONTENTS

Page
PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Consolidated Financial Data	5
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	6
ITEM 4.	INFORMATION ON THE COMPANY	16
A.	History and Development of the Company	16
B.	Business Overview	19
C.	Organizational Structure	30
D.	Property, Plants and Equipment	30
ITEM 4A.	UNRESOLVED STAFF COMMENTS	31
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	31
A.	Operating Results	31
B.	Liquidity and Capital Resources	39
C.	Research and Development, Patents and Licenses	42
D.	Trend Information	43
E.	Off-Balance Sheet Arrangements	43
F.	Tabular Disclosure of Contractual Obligations	43
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	44
A.	Directors and Senior Management	44
B.	Compensation	46
C.	Board Practices	47
D.	Employees	51
E.	Share Ownership	51
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	54
A.	Major Shareholders	54
B.	Related Party Transactions	56
C.	Interests of Experts and Counsel	56
ITEM 8.	FINANCIAL INFORMATION	56
A.	Financial Statements and Other Financial Information	56
B.	Significant Changes	56
ITEM 9.	THE OFFER AND LISTING	57
A.	Offer and Listing Details	57
B.	Plan of Distribution	58
C.	Markets	58
D.	Selling Shareholders	58
E.	Dilution	58
F.	Expenses of the Issue	58
ITEM 10.	ADDITIONAL INFORMATION	58
A.	Share Capital	58
B.	Memorandum and Articles of Association	58
C.	Material Contracts	60
D.	Exchange Controls	63
E.	Taxation	64
F.	Dividends and Paying Agents	71
G.	Statement by Experts	71
H.	Documents on Display	71
I.	Subsidiary Information	71

      PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB.  Our consolidated financial statements appearing in this annual report comply with both the IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated.  The following selected consolidated financial data as of June 30, 2012 and 2011 and for the years ended June 30, 2012, 2011 and 2010 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of June 30, 2010, 2009 and 2008 and for the years ended June 30, 2009 and 2008 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:
	Year Ended June 30,
	2012	2011	2010	2009	2008
	(in A$, except number of shares)
Revenue from continuing operations	186,664	156,135	215,008	428,193	490,943
Other income	2,340,851	6,785	-	-	170
Research and development expenses, net	(4,228,719)	(2,758,381)	(666,381)	(3,027,444)	(6,838,477)
Corporate personnel expenses	(1,858,562)	(1,965,408)	(2,508,845)	(3,020,718)	(4,268,880)
Intellectual property expenses	(261,706)	(399,237)	(431,082)	(1,107,534)	(469,428)
Auditor and accounting expenses	(153,597)	(157,436)	(168,909)	(129,998)	(331,950)
Travel expenses	(91,624)	(159,971)	(234,555)	(195,251)	(146,651)
Public relations and marketing expenses	(124,970)	(110,646)	(130,090)	(222,679)	(141,337)
Depreciation expenses	(19,621)	(31,577)	(35,290)	(34,190)	(25,349)
Other expenses	(1,107,283)	(857,281)	(940,699)	(978,875)	(975,404)
Foreign exchange gain (loss)	45,959	(145,377)	(6,079)	(6,723)	(402,886)
Gain (loss) on fair value of financial liabilities	33,139	(8,791)	-	772,430	(451,429)
Net loss	(5,239,469)	(6,431,185)	(4,906,922)	(7,522,789)	(13,560,678)
Loss per share – basic and diluted	(0.02)	(0.03)	(0.02)	(0.04)	(0.08)
Weighted average number of ordinary shares outstanding - basic and diluted	287,765,812	247,578,570	227,527,388	202,357,885	174,714,146

Balance Sheet Data:
	As at June 30,
	2012	2011	2010	2009	2008
	(in A$ )
Cash and cash equivalents	5,636,469	8,838,245	5,227,298	4,304,977	11,219,035
Working capital	5,535,484	6,852,456	5,135,625	3,643,502	9,762,015
Total assets	7,341,868	9,010,952	6,801,417	4,597,250	11,698,313
Net assets	5,623,447	6,931,202	5,229,316	3,749,816	9,866,327
Issued capital	86,134,077	82,340,819	75,120,164	70,188,989	69,842,303
Share based payment reserves	9,633,451	9,494,995	8,582,579	7,127,332	6,067,740
Accumulated deficit during development stage	(90,144,081)	(84,904,612)	(78,473,427)	(73,566,505)	(66,043,716)
Total equity	5,623,447	6,931,202	5,229,316	3,749,816	9,866,327

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Year Ended June 30,	At Period End	Average Rate	High	Low
2008	0.9615	0.8965	0.9654	0.7672
2009	0.8048	0.7480	0.9849	0.6005
2010	0.8567	0.8822	0.9405	0.7723
2011	1.0597	0.9894	1.1011	0.8323
2012	1.0161	1.0327	1.1080	0.9387

Month	High	Low
April 2012	1.0473	1.0226
May 2012	1.0468	0.9689
June 2012	1.0256	0.9577
July 2012	1.0507	1.0099
August 2012	1.0613	1.0276
September 2012	1.0624	1.0159

The noon buying rate on October 2, 2012 was US$1.0363 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the year ended June 30, 2012, we raised A$3,789,448 from the sale of our ordinary shares pursuant to our at-the-market offering facility and in a private placement.  However, to continue to meet our longer term business objectives, which would include advancement of our research and development programs, we will need to secure additional financing.  We will also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses.  We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners.  Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

We have incurred losses in every period since we began operations in 1997 and reported net losses of A$5,239,469, A$6,431,185 and A$4,906,922 during the fiscal years ended June 30, 2012, 2011 and 2010, respectively.  As of June 30, 2012, our accumulated deficit was A$90,144,081.  We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2.  We may never be able to achieve or maintain profitability.

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

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results.  In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints.  Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development.  It is not possible to predict whether any of the drugs designed for these programs will prove to be safe, effective, and suitable for human use.  Each drug will require additional research and development, scale-up, formulation and extensive clinical testing in humans.  Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or to the lead compound or product candidate being tested. The discovery of unexpected toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive or unsuitable for human use, and we may abandon our commitment to that program, target, lead therapy or product candidate.  In addition, preliminary results seen in limited human testing may not be substantiated in larger controlled clinical trials.

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

Product development costs to our collaborators and us will increase if we have delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned.  Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We may not be able to secure and maintain research institutions to conduct our clinical trials.

 We rely on research institutions to conduct our clinical trials.  Our reliance upon research institutions, including hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to quickly replace the research institution with another qualified institution on acceptable terms. Furthermore, we may not be able to secure and maintain suitable research institutions to conduct our clinical trials.

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

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

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

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington’s disease, Parkinson’s disease or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all.  For example, in April 2005, we ceased clinical trials of our PBT1 compound as a treatment for Alzheimer’s disease.  Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

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

We know that competitors are developing or manufacturing various technologies or products for the treatment of diseases that we have targeted for product development.  Some of these competitive products use therapeutic approaches that compete directly with our product candidates.  Our ability to further develop our products may be adversely affected if any of our competitors were to succeed in obtaining regulatory approval for their competitive products sooner than us.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others.  If a court determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities.  Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all.  To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights.  We may have to defend the validity of our patents in order to protect or enforce our rights against a third party.  Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.  While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced.  Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

We have limited manufacturing experience with our product candidates.  Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We may not be able to manufacture sufficient quantities of our product candidates in a cost-effective or timely manner.  Manufacturing includes the production, formulation and stability testing of an active pharmaceutical ingredient and its formulation into pharmaceutical products, such as capsules or tablets.  Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and operations.

We may be required to enter into contracting arrangements with third parties to manufacture our product candidates for large-scale, pre-clinical and/or clinical trials.  We may not be able to make the transition from laboratory-scale to development-scale or from development-scale to commercial production.  We may need to develop additional manufacturing resources, enter into collaborative arrangements with other parties who have established manufacturing capabilities, or have third parties manufacture our products on a contract basis.  We may not have access on acceptable terms to the necessary and substantial financing that would be required to scale-up production and develop effective commercial manufacturing processes and technologies.  We may not be able to enter into collaborative or contracting arrangements on acceptable terms with parties that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the product candidates that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain an acceptable purity for any product candidate or an acceptable impurity profile, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We also cannot guarantee that the active pharmaceutical ingredient, or API, will be suitable for high throughput encapsulation to produce drug product.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

We are dependent upon a sole manufacturer of our lead compound, PBT2, and on a sole manufacturer to encapsulate the compound and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

We typically rely on a single manufacturer to develop Good Manufacturing Practice, or GMP, synthetic processes for our lead compounds.  Our lead compound, PBT2, was manufactured by the Institute of Drug Technology Australia Limited until early 2008.  During late 2008, we transferred our PBT2 drug substance manufacturing process technology to Dr. Reddy’s Laboratories Limited, based in Hyderabad, India, to enable future and efficient large scale manufacture of PBT2 to provide drug substance for the currently planned Phase II trials in Alzheimer’s patients and Huntington’s patients.  We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2.  We intend to continue this approach, subject to ongoing appraisal of our manufacturing needs and financial position.  We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

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

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost.  The continuing efforts of governments, insurance companies, health maintenance organizations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital.  In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control.  We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere.  The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

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

Natural disasters, terrorist attacks or breaches of network or information technology security could have an adverse effect on our business.

Natural disasters, terrorist acts, acts of war, cyber-attacks or other breaches of network or information technology (IT) security may cause equipment failures or disrupt our systems and operations. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. Our inability to operate our facilities as a result of such events, even for a limited period of time, may result in significant expenses. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, which started in connection with our Annual Report on Form 20-F for the year ended June 30, 2008, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

Risks Relating to Our Securities

Our stock price may be volatile and the U.S. trading market for our ADSs is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future.  During the last two fiscal years, the market price for our ordinary shares on the ASX has ranged from as low as A$0.11 to a high of A$0.38 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as US$1.09 to a high of US$4.50.  The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term.  In March 2011, we issued 27,200,000 ordinary shares and options to purchase an additional 6,800,000 ordinary shares in a private placement.  In May 2011, we registered US$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3 filed on May 17, 2011.  During the fiscal year ended June 30, 2012, we issued a total of 22,694,035 ordinary shares, including 22,042,170 ordinary shares through our “at-the-market” facility.  Without shareholder approval, we may not issue more than 15% of our outstanding ordinary shares in any twelve month period.  Sales of our ADSs in this offering will result in dilution to our shareholders.  Sales of our securities offered through future equity offerings may also result in substantial dilution to the interests of our current shareholders.  The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADRs who are U.S. residents face income tax risks.  There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the last six fiscal years, under a literal application of the asset test described above, which looks solely to market value.  We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2012.  If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.   United States residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules.  As an Australian company listed on the NASDAQ Capital Market, we may choose to follow home country practice with regard to, among other things, the composition of the board of directors, director nomination process, compensation of officers and quorum at shareholders’ meetings.  In addition, we may choose to follow Australian law instead of the NASDAQ Stock Market Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports filed with the Securities and Exchange Commission each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.  As of the date of this report, we have not elected to follow any home country practice instead of NASDAQ requirements.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Prana Biotechnology Limited.  We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter.  Our registered office is located at Suite 2, 1233 High Street, Armadale, Victoria, 3143, Australia and our telephone number is 011-61-3-9824-8166.  Our principal executive office is located at Level 2, 369 Royal Parade, Parkville, Victoria 3052, Australia and our telephone number is 011-61-3-9349-4906.  Our website address is www.pranabio.com.  The information in our website is not incorporated by reference into this annual report.

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain and the eye as the aging process progresses, currently  focusing on Alzheimer’s disease, Huntington’s disease and Parkinson’s’ disease. Other potential applications for our therapies include certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and age-related cataracts.  Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.

In August 2009, a key patent protecting our clinical drug asset PBT2 was granted by the European Patent Office, or the EPO.  The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington’s disease.  The European patent has a 20-year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions.  In July of 2010, we received notification from the EPO that the mandatory nine month post-grant opposition period had expired in Europe and that the patent had been entered into the European Register of Patents.  Also in August 2009, we received a notice of allowance from the United States Patent and Trade Mark Office, or USPTO, for our key patent protecting our clinical drug asset PBT2.  The patent was granted in November 2009.  The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2.  In August 2010, we announced that the USPTO granted a recalculation of such U.S. patent term to extend it by 889 days and accordingly, such patent will expire on December 21, 2025.  It is possible that the patent may be further extended in the future under the pharmaceutical extension of term provisions that apply in the United States.  In April 2011, we announced that the Japanese Patent Office had granted the same patent, also entitled ‘8-Hydroxyquinoline derivatives’, with the claimed subject matter encompassing compounds and pharmaceutical compositions containing PBT2 and the use of the compounds for the treatment of Alzheimer’s disease.  The Japanese patent will expire on July 2023 and may be eligible for pharmaceutical extension of patent term for up to a further five years.  In November 2011, we announced that we received a notice of allowance from the USPTO, for our key patent protecting our product candidate for Parkinson’s disease, PBT434.  The patent is entitled ‘Neurologically Active Compounds’ and covers the composition of matter and pharmaceutical compositions of selected families of 8-hydroxy quinazolinone compounds, including PBT434.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships.  In the three fiscal years ended June 30, 2012, our capital expenditures have totaled A$63,121.

Alzheimer’s disease

Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets and creation of a chemical library of metal protein attenuating compounds, or MPACs.  PBT2 was announced as Prana’s lead  MPAC for Alzheimer’s disease in early August 2003.  PBT2 is the result of rational drug design and was built “from the ground up” to fulfill very specific criteria.  It was designed so that it will be orally bioavailable and cross the blood-brain barrier.  PBT2 was selected from over 300 MPAC compounds that had been developed by us at such time on the basis of its significant effectiveness in pre-clinical testing, both in vitro and in vivo.  It was designed to have an improved safety and efficacy profile compared to the prototype MPAC, PBT1.  Phase I trials for PBT2 were completed by February 2006 in healthy young and aged volunteers and demonstrated that the drug was well tolerated and suitable for Phase II clinical development.

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

In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the neuropsychological test battery, or NTB, arising from the Phase IIa trial.  The corrected results show that in addition to two measures of executive cognitive function found to be significantly improved, the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo.  In April 2010, we published an unblinded analysis of the responses of individual patients treated with PBT2 in the Phase IIa clinical trial in The Journal of Alzheimer’s Disease.  The responder analysis demonstrated that there was a significant probability that any patient with improved cognitive executive function in the trial was being treated with 250mg of PBT2.  Moreover, 81% of patients taking the 250mg dose of PBT2 responded better on the executive function of the NTB score than the best performing patient on placebo.  Improvement in ADAS-cog, a measure of memory and cognition, was observed in patients treated with 250mg of PBT2, almost reaching statistical significance by 12 weeks of the Phase IIa trial.  The corrected cognitive data from the Phase IIa trial together with the additional internal analysis provided strong evidence of the ability of PBT2 to improve cognitive executive function as measured by the NTB.

In March 2011, we announced that the New York-based Alzheimer’s Drug Discovery Foundation would make a $700,000 project-based investment towards a Phase II study in 40 patients with prodromal or mild Alzheimer’s disease.  The primary outcome measure for this trial is the burden of amyloid in the brain as measured by brain imaging techniques.  For additional details regarding the clinical trial in Alzheimer’s disease with PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

In December 2010, our management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington’s disease with PBT2.  The group is comprised of leading clinical researchers from Australia and the United States, including members from the Huntington Study Group based in the United States and Australia.  The team designed a six month Phase IIa clinical trial testing study most appropriate for PBT2, or the Reach2HD Trial, which includes a double blind placebo controlled study of 100 patients with early to mid-stage Huntington’s Disease.  On April 30, 2012, we announced that the first patient had been dosed in the Reach2HD Trial. For additional details regarding the clinical trial in Huntington’s disease with PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

Brain Cancer.  In September 2009, we received a report on a study conducted on PBT519, our lead brain cancer MPAC, by the Royal Melbourne Hospital.  The report showed that PBT519 was able to significantly prevent the growth of the tumors of the deadly glioblastoma multiforme form of brain cancer in mouse models of the disease.  Moreover, PBT519 appeared to be very well tolerated and was at least as efficacious as the current leading form of chemotherapy, temozolomide.  The data indicates that PBT519 may work synergistically with temozolomide in reducing the growth of such brain tumors.  The company is generating mechanistic information on the behaviour of this compound and generating other structurally related MPACs with potential anti-cancer activity.  During 2012, prospective candidate compounds have been submitted to the National Institutes for Cancer in the National Institutes of Health and the Department of Health and Human Services based in Bethesda, Maryland. See Item 4.B “Business Overview – Platform Technology and Research Programs – Brain Cancer.”

Parkinson's disease.  In September 2010, we announced that we have selected a new novel lead drug candidate with potential to be developed as a disease modifying treatment for Parkinson’s disease, PBT434.  Over the past year, substantial mechanistic information of PBT434 has been generated and the company was awarded a grant of $206,000 from the New York based Michael J. Fox Foundation to initiate pre-clinical development of the compound.  See Item 4.B “Business Overview - Platform Technology and Research Programs - Parkinson's Disease.”

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

Work conducted at the first three of these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease.  Our research efforts led to the development of a novel MPAC within the same chemical class as PBT1, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and currently a library of over 800 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT1 with the remaining MPACs of other chemical classes).  Our research program aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease as well as for our other major disease indications (such as Huntington’s disease, Parkinson’s disease, certain cancers and age-related macular degeneration).

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

During 2009 and 2010, our scientists further examined the apparent link between aging and disease related defects due to metal imbalances in the brain.  In February 2010, we reported in The Journal of Neuroscience on the loss of synaptic zinc uptake mechanisms in aged animal models and how this correlated with cognitive impairment.  Our scientists also investigated the molecular basis for the neuroprotective qualities of PBT2 in animal models of Alzheimer’s disease.  They found that several important intracellular signaling pathways required for neuronal function were stimulated when animals were treated with PBT2.  In March 2011, we reported in the scientific journal PLoS ONE that in the same Alzheimer’s animal model where PBT2 is able to significantly improve cognition, it also caused changes in the brain anatomy.  Specifically, it was observed that PBT2 treatment had significantly increased the numbers of spines on the branches (or dendrites) of neurons in the hippocampus, a memory centre affected in Alzheimer’s disease.  Increasing the number of spines permits many more neurons to interconnect with any particular neuron thereby increasing the brain’s capacity to carry out learning and memory functions. These findings provide an insight into how PBT2 helps preserve and protect neurons in Alzheimer’s disease and also in animal models of Huntington’s disease.

In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain contributes to mechanisms related to its anti-toxic effects of Alzehimer disease, including inhibition of beta-amyloid aggregation and promotion of the activation of GSK3 protein, an important brain protein suggested to be involved in Alzheimer disease.  In addition, one of our research scientists, Dr Paul Adlard, received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, "The role of metals in healthy brain aging: identification of novel compounds to prevent age-related cognitive decline.”  The grant will provide an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and Alzheimer disease.  Also in October 2011, our scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2's copper binding and transport activity can inhibit brain excitotoxicity, which is the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors).  Excitotoxicty is a common feature in the brains of patients affected by neurodegenerative disorders such as Alzheimer’s disease and Huntington’s disease.  In March 2012, our newly appointed Chief Scientific Advisor, Professor Rudolph E. Tanzi, published an important body of work on the role of brain metals in the etiology of Alzheimer’s disease, supporting Prana’s therapeutic strategy.  The paper was entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s Disease’ published in PLoS ONE in March 2012.

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

In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington’s disease, concluding that PBT2 was recommended to proceed to clinical trials in Huntington’s disease research participants.  Further work undertaken by our scientists during 2009, 2010 and 2011 on the neuroprotective qualities of PBT2 provides further evidence that PBT2 may be considered for clinical application in Huntington’s disease.  Others scientists have previously published data that demonstrates that the levels of copper in the brains of Huntington’s disease animals, such as the R6/2 mouse model, have elevated levels of copper relative to normal mice and that copper promotes the aggregation of the mutant Huntington protein formed in the brains of affected animals.  Our scientists hypothesize that PBT2 may benefit Huntington’s patients by preventing the aggregation of the huntingtin protein and through its neuroprotective properties, help to maintain normal neuronal function. This hypothesis is further supported by the findings of other researchers that the mutant huntingtin protein has a copper binding site and that the formation of oligomers or aggregates of the mutant protein that are toxic to neurons appears to be a metal-dependent process.  The role of brain metals in the etiology of Huntington’s disease was described in the Archives of Neurology paper entitled, ‘Alterations in Brain Transition Metals in HD’ authored by Professor Diana Rosas of the Center for Neuroimaging of Aging and Neurodegenerative disease at Massachusetts General Hospital in Boston. This important paper describes how the rise in levels of iron in the brains of people carrying the mutant huntingtin gene correlates with the severity of symptoms and also predicts the time of disease onset.  Professor Rosas is the co-Principal Investigator of the company’s Phase IIa clinical trial in Huntington’s disease patients.  Her work suggests that targeting the brain metals that accumulate in the Huntington’s disease brain could offer an alternative therapeutic strategy.

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

During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model of the disease, which concluded with positive results.  In addition, groups unrelated to us have published data that demonstrates the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease.  These two mouse models mimic the disease by using these toxins to destroy over time the cells of the substantia nigra, the area of the brain affected in Parkinson’s disease, leading to motor function loss.  Based on these positive results with clioquinol in such two mouse models, we began investigating the efficacy of other selected MPACs in these two models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease.  Currently, we have identified six potential compound leads that demonstrate the ability to rescue the substantia nigra neuronal cells in both models of Parkinson’s disease, that otherwise perish over time as the disease progresses.  During 2009 and 2010, a lead Parkinson’s disease treatment candidate emerged, PBT434.  PBT434 demonstrated significant ability to protect substantia nigra cells from the toxic effects of the two toxins, 6-hydroxydopamine and MPTP, when administered in the two models of Parkinson’s disease.  Motor function and coordination were also markedly improved in both models.  This neuroprotection and motor improvement was observed when the candidate compound was administered after toxins had destroyed significant amounts of substantia nigra tissue, indicating that the compound can restore and maintain normal neuronal function. In September 2010, we announced that we selected PBT434 as a new novel lead drug candidate with potential to be developed as a disease modifying treatment for Parkinson’s disease.  During 2011, further mechanistic characterisation work was undertaken, and it was demonstrated that PBT434 reduces the accumulation of the target protein in Parkinson’s disease and alpha-synuclein, and elevates the levels of the neuroprotective protein, DJ-1, which helps to modulate and reduce oxidative stress in neurons.  In August 2011, the New York-based Michael J. Fox Foundation awarded us a grant entitled, ‘PBT434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials.’  In August 2012, we announced that PBT434 had achieved all of its milestones to date in preclinical toxicology studies, genotoxicity and safety pharmacology - allowing the compound to be positioned for larger scale animal toxicology studies prior to commencing clinical trials.

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

In the third calendar quarter of 2006, chronic pre-clinical animal toxicology studies and the development work for GMP manufacture of PBT2 required for Phase II clinical studies was conducted and completed.  On July 20, 2006, while preparations for the Phase IIa clinical trial were underway, we announced key pre-clinical efficacy findings with PBT2 demonstrating that PBT2 could rapidly enhance memory function within five days of dosing in an Alzheimer’s disease mouse model, improve synaptic function and significantly reduce soluble beta-amyloid protein levels in mouse models of Alzheimer’s disease in acute 24 hour experiments.  On October 5, 2006, we announced the grant of approval from the Swedish Medical Products Agency (a Swedish regulatory authority) to undertake a Phase IIa clinical trial in elderly patients with mild Alzheimer’s disease in Sweden.  The Phase IIa trial was a three month double-blind, placebo-controlled safety and tolerability study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease.  Tolerability, safety, cerebrospinal fluid and plasma biomarker and cognition endpoints were measured.  On August 6, 2007, we announced that 55 patients (of the planned 80) had been randomized to participate in the Phase IIa clinical trial, of which 30 patients had completed the trial, and that the independent Data Safety Monitoring Board, or DSMB, appointed by us upon the recommendation of Dr. Craig Ritchie and Quintiles, for the Phase IIa clinical trial of PBT2 had reviewed the data of over 50 patients and concluded there have been no treatment-related serious adverse events or withdrawals and that the trial was safe to continue in accordance with the original protocol.  The DSMB is an independent group of experts who review the accumulated safety data in ongoing clinical trials in order to safeguard the interests and safety of participating and future patients.  On November 29, 2007, we announced that the DSMB had completed its cycle of safety review meetings and reported to us that of the 59 patients included in the review at that time, there had been no treatment-related serious adverse events or withdrawals.  The DSMB confirmed that the trial was safe to continue.  Patient dosing was completed on December 18, 2007, and we announced the formal completion of the study on January 2, 2008.  On February 26, 2008, we publicly released the top line trial results and announced that the trial primary endpoints of safety and tolerability were met.  We also announced that with respect to the secondary endpoints, namely biomarker, cognition and behavioral changes, several significant and promising changes were observed.  Specifically, that in the cerebrospinal fluid (CSF), PBT2 treatment at a 250mg dose resulted in a significant decrease in the target Abeta 42 protein.  In addition, at the 250mg dose, while no significant effect was observed with the ADAS-cog, two of the five NTB tests for improvement in executive function were significantly improved.  In July 2008, the results of the Phase IIa trial were published in The Lancet Neurology journal.  The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission.  Also in July 2008, the results of extensive pre-clinical research findings for PBT2 were published in the journal Neuron.  The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission.

In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the NTB cognitive findings arising from the Phase IIa trial.  The corrected results show that in addition to the two measures of executive cognitive function found to be significantly improved, the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo.  In April 2010, we published an analysis of the responses of individual patients treated with PBT2 in the Phase IIa clinical trial in the Journal of Alzheimer’s Disease.  The analysis demonstrated that there was a significant probability that any patient that showed cognitive executive function improvement in the trial was being treated with 250mg of PBT2.  Moreover, 81% of patients on the 250mg dose of PBT2 responded better on the executive function of the NTB score than the best performing patient on placebo.  Improvement in ADAS-cog, a measure of memory and cognition, was observed with patients treated with 250mg of PBT2, almost reaching statistical significance by 12 weeks of the Phase IIa trial.  The corrected cognitive data from the Phase IIa trial together with the additional analysis provides strong evidence of the ability of PBT2 to improve cognitive executive function as measured by the NTB. Also in November 2009, Prana presented its pre-clinical and clinical information package on PBT2 to the FDA in accordance with the Pre-Investigational New Drug, or IND, Consultation Program.  The meeting provided useful guidance on possible steps to take to open an IND Application with the FDA to undertake clinical trials in the United States in Alzheimer’s disease or Huntington’s disease.  The meeting provided us with important information to help form our regulatory strategy for the development of PBT2 in these neurological indications.

During the first half of 2010, we developed a Phase IIb trial protocol to test PBT2 in a Phase II trial in patients with Alzheimer’s disease under the guidance of an international protocol steering committee.  The protocol provides for a substantial trial measuring the effects of PBT2 on cognition and functional abilities in patients with mild to moderate Alzheimer’s disease.  We have not yet scheduled a Phase IIb trial in patients with Alzheimer’s disease, which will require significant funding.  In November 2011, we announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence a 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild Alzheimer disease.  The study is being supported in part by a grant of US$700,000 from the New York based Alzheimer's Drug Discovery Foundation, or ADDF.  The trial will entail forty patients treated for twelve months with either 250mg PBT2 or a placebo.  The trial design will investigate the effect of PBT2 on a patient’s amyloid burden in the brain as measured by Positron Emission Tomography imaging (PET), brain metabolic activity as measured by F-18-fluorodeoxyglucose, FDG - PET and brain volume by Magnetic Resonance Imaging, or MRI.  As the Phase IIa trial demonstrated significant changes in cognitive executive function in twelve weeks, this trial will look at such cognitive domains over a twelve month period in this patient group.  In December 2011, patient screening commenced for the imaging trial and was given the study name "IMAGINE.”  The first patient was enrolled in March 2012 and the trial is currently in its recruitment phase.  In September 2012, we announced that the DSMB had held its first meeting and assessed that the trial may proceed as planned.

In addition to the current activities to initiate an imaging trial in Alzheimer’s patients, we finalized a protocol to test PBT2 in a Phase II trial in patients with Huntington’s disease.  In April of 2011 the company announced its plans for a Phase IIa study in Huntington’s disease.  The trial is being undertaken under an open IND application through the FDA and is being conducted in clinical sites across the United States and Australia.  The Phase IIa trial design entails a double blind placebo controlled study of 100 patients with early to mid-stage Huntington Disease and has the study name “Reach2HD.”  The trial will investigate the effect of PBT2 on cognition, behaviour, functional capacity, motor effects and safety and tolerability measures.  In addition, an exploratory arm of the study, under the guidance of the co-Principal Investigator of the study, Professor Diana Rosas, will involve MRI brain imaging to undertake iron mapping in a patient’s brain.  Professor Rosas has published that iron and other metals change in concentration and distribution in the brain with increasing severity of the condition.  In April 2012, the company announced that the first patient was enrolled into the study, which is currently in its recruitment phase.

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

Our medicinal chemistry program, previously based at laboratories leased from The University of Melbourne, was transferred in October 2009 to a laboratory leased from The University of Melbourne’s Bio21 Molecular Science and Biotechnology Institute, which is a multidisciplinary research center that specializes in medical, agricultural and environmental biotechnology.  Accommodating more than 500 research scientists, students and industry participants, the Bio21 Institute is one of the largest biotechnology research centers in Australia.

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

PBT2, our current Alzheimer’s disease lead MPAC product candidate and PBT434 our candidate lead compound for Parkinson’s disease were selected from this “rationally designed” pipeline.  Both compounds have been built “from the ground up” to fulfill very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier.  PBT2 and PBT434 were selected from several hundred compounds and have demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing.  For details regarding our PBT2 clinical trials see above in this Item 4.B.  “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

Patents and Licenses

Patent Matters

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions.  Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted.  Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could adversely affect our business, financial condition and results of operations.  For example, methods of treating humans are not patentable in many countries outside Australia and the United States.  Moreover, since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions.  Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions.  These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent clearly describes the best method of working the invention.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others.  If a court of competent jurisdiction determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities.  We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all.  To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights.  Such litigation could result in substantial costs and diversion of effort by us.  We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the United States Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors.  Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

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

Patent	Status	Invention
“Beta amyloid peptide inhibitors”	Patents have been granted in the USA, Canada and Australia.
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
“Neurotoxic Oligomers”
Patents have been Granted in Australia, New Zealand and the USA (2). Applications are under examination in Canada, China and Japan. A case has been Granted in Europe and is undergoing Validation in separate countries.

The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates.  The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

Filed: June 28, 2000
Applicants: Prana Biotechnology Limited and The General Hospital Corporation

“8-Hydroxyquinoline Derivatives”
Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Mexico and South Africa have been Granted.  A patent in Hong Kong has been registered. Applications in India, Brazil, USA (Divisional), Israel and China are under examination.
The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
Filed: July 16, 2003
Applicant: Prana Biotechnology Limited
“Neurologically-Active Compounds”
Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, South Korea, South Africa and Singapore have been Granted. Applications in China, Europe, the USA (divisional), Brazil, Japan and Israel are under examination.  A patent in Hong Kong has been registered.
The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.
Filed: October 3, 2003
Applicant: Prana Biotechnology Limited
“Neurologically- Active Compounds”
Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, India, New Zealand and South Africa. Applications in Israel, Europe, China, Canada and South Korea are under examination. Examination has been requested in Brazil. A patent in Hong Kong has been registered.
The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.
Filed: April 1, 2005
Applicant: Prana Biotechnology Limited
“Use of Clioquinol for the treatment of Alzheimer’s Disease”	A Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.
Filed: February 13, 1998
Applicant: Prana Biotechnology Limited
“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use”	A patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.
Filed: February 13, 1998
Applicant: Prana Biotechnology Limited.
“Use of Clioquinol for the treatment of Parkinson’s Disease”	A patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.
Filed: February 13, 1998
Applicant: Prana Biotechnology Limited.
“Method of treatment and prophylaxis and agents useful for same"
Patents have been Granted in Singapore and New Zealand. An application has been Accepted in South Africa. Applications are under examination in Australia, Israel, Canada, China, Europe, the USA, South Korea, Japan, India and Brazil. Divisional applications have been filed in Australia, Israel, New Zealand, Canada, China, Europe, the USA, South Korea, Japan, India and Brazil, with patents Granted in EU and New Zealand.

This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

Filed: April 13, 2007
Applicant: Prana Biotechnology Limited

“A method of prophylaxis or treatment and agents for same”	A patent has been Granted in the USA. Applications are under examination in Australia, Canada, China, Europe and Japan.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.
Filed: June 22, 2007
Applicant: Prana Biotechnology Limited
“Compounds for therapy and diagnosis”	A patent has been Granted in New Zealand, USA and Australia. Remaining applications in Canada, Europe and Japan are under examination.	This invention is directed to anti-amyloid (metallocomplexes) compounds for the treatment of Alzheimer’s Disease.
Filed: December 5, 2008
Applicant: Prana Biotechnology Limited
“Processes for the preparation of 8-Hydroxyquinoline Derivatives”	An Australian provisional application has been filed.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.
Filed: 11 December 2008
Applicant: Prana Biotechnology Limited
“Quinazolinone compounds”	Applications in Australia, Europe, Japan and the USA are being examined.	This invention is directed to novel MPAC compounds and to selected MPACs used in the treatment of Parkinson’s Disease.
Filed: 24 December 2008
Applicant: Prana Biotechnology Limited

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

On January 1, 2001, we entered into a license agreement with the General Hospital Corporation, or GHC, at Massachusetts General Hospital, under which we licensed from GHC certain patents.  The agreement was subsequently amended on August 8, 2001 and March 15, 2004.  Under the agreement, as amended, the license for a particular patent expires at the end of the term of the patent rights under the respective patent.  In general, the anticipated patent expiration date is 20 years from the filing date of the respective patent application.  Under the agreement, we agreed to pay GHC a total of U.S.$166,590 in monthly installments over a 30 month period beginning January 1, 2001 and U.S.$182,000 in monthly installments over a 30 month period beginning August 1, 2001 for the right to use the results of research under the license agreement.  Such obligations have been satisfied by us in full, and we hold the rights under the license.  We currently retain a license under the agreement with GHC for the patent ‘Neurotoxic Oligomers.’  This international patent application (PCT application) was filed on June 28, 2000 and matured into national phase prosecution in Canada, China, Europe, Japan and the United States.  Patents have been granted in Europe, Australia and New Zealand to both active vaccines and the use of antibodies as a passive vaccine for Alzheimer’s disease.  A patent has also been granted in the United States containing claims to an active vaccine and a further divisional patent has been allowed in the United States that contains claims to antibodies as a passive vaccine for Alzheimer’s disease.  The patent is expected to expire on June 28, 2020.  The invention is directed to a novel target for an Alzheimer’s disease vaccine.  The technologies or products that may arise from this invention include toxic dimerized full length or fragments of beta-amyloid as active vaccines for Alzheimer’s disease or antibodies to these beta-amyloid fragments as passive vaccines for Alzheimer’s disease.  The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention.  The milestones have not been met to date.

Competition

We believe that we will face competition in differing levels of intensity in all of the areas in which we are conducting research.  Our competitors, which are located worldwide, are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions.  These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive.  Many of these competitors have greater financial, research and screening capabilities, technical resources and manufacturing and marketing capabilities than we do.  In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA and other regulatory approvals.

Regulatory Considerations

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from those activities will be, subject to regulation by human research ethics committees and institutional research boards, as well as numerous governmental authorities in Australia, principally the TGA, the FDA in the United States, the MHRA in the United Kingdom and the EMEA.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMEA and MHRA.

Clinical trials can take many years to complete and require the expenditure of substantial resources.  The length of time varies substantially according to the type, complexity, novelty and intended use of the product candidate.  We cannot make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all.  Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible and commercially appropriate, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates.  Delays in obtaining regulatory approvals could adversely affect the development and commercialization of our pharmaceutical product candidates and could adversely impact our business, financial condition and results of operations.

During the course of clinical trials and toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects.  If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products.  In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by human research ethics committees, institutional research boards, the TGA, EMEA, FDA or other regulatory authority for any or all targeted indications.  Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market.  We cannot make any assurances that PBT2, PBT434 or any other development or product candidate will be safe or effective when administered to patients.

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

We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT2 or any other development or product candidate in a cost-effective or timely manner.  Any delays in production would delay our pre-clinical and human clinical trials, which could adversely affect our business, financial condition and results of operations.  We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the products that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain an acceptable purity for any product candidate or an acceptable impurity profile, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We cannot guarantee that it will be possible to scale up new synthetic processes to provide sufficient API for clinical drug trials, which could indefinitely delay the initiation of clinical trials utilizing API.  We also cannot guarantee that the API will be suitable for high throughput encapsulation to produce drug product.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, both of which are currently inactive.

D.	Property, Plants and Equipment

Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet.  The lease for the facility, which expires on October 31, 2012, has an annual rent of A$135,180.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  In early August 2003, our PBT2 compound was announced as a new lead MPAC molecule for Alzheimer’s disease.  We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  We are currently recruiting for our “IMAGINE” Phase II imaging trial in Alzheimer’s disease and recruiting for our “Reach2HD” Phase IIa trial in Huntington’s disease.  For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

Revenue recognition from ordinary activities.  We recognize revenue from continuing operations to the extent that it is probable that the economic benefits will flow to us and the revenue from continuing operations can be reliably measured.  To date our revenue from continuing operations has consisted of interest income, which is recognized as earned when the amount of revenue can be measured with reliability, it is probable that future economic benefits will flow to the entity, the stage of completion of the transaction at the end of the reporting period can be measured reliably and the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

Grants.  We recognize a grant when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.  When the grant relates to an expense item, it is recognised as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

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

Significant Costs and Expenses

Research and development expenses, net.  Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf.  Research and development expenses also include costs associated with the acquisition, development of patents and salaries and fees paid to employees and consultants involved in research and development activities.

Corporate personnel expenses.  Our personnel expenses consist of directors’ fees, salaries and benefits paid to employees and officers and equity-based payments awarded to directors, officers and employees.

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

Results of Operations

Year ended June 30, 2012 compared to year ended June 30, 2011

Revenue from ordinary activities

Revenue from continuing operations (consisting of interest income only) increased to A$186,664 for the year ended June 30, 2012 from A$156,135 for the year ended June 30, 2011, an increase of A$30,529, or 19.55%.   The increase in revenue from continuing operations in the 2012 fiscal year is primarily attributable to interest on an R&D tax refund we received in the current financial year from the Australian Taxation Office, relating to the 2010 financial year.  Increase in interest income was offset by lower cash and cash equivalents throughout the year and lower prevailing interest rates.

Other Income

We had other income of A$2,340,851 for the year ended June 30, 2012 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  We had other income of A$6,785 for the year ended June 30, 2011 relating to donations received by the Company from unrelated third parties.

Research and development expenses, net

Our net research and development expenses (including research and development expenses paid to related parties) increased to A$4,228,719 for the year ended June 30, 2012 from A$2,758,381 for the year ended June 30, 2011, an increase of A$1,470,338, or 53.30%.  The increase in research and development expenses in the year ended June 30, 2012 is primarily attributable to pre-trial start up activities and the commencement of two clinical trials, the “Reach2HD” Phase IIa trial in Huntington’s patients and the IMAGINE” Phase II trial in Alzheimer’s Disease patients.  We anticipate that in fiscal year 2013, our research and development expenditure will be primarily directed to the conduct of these studies.  In addition, we also intend to investigate our lead MPAC candidate compounds for Parkinson’s disease and brain cancer models.

Corporate personnel expenses

Corporate ppersonnel expenses decreased to A$1,858,562 for the year ended June 30, 2012 from A$1,965,408 for the year ended June 30, 2011, a decrease of A$106,846, or 5.44%.  The decrease in corporate personnel expenses in the 2012 fiscal year is primarily attributable to lower amounts of lump-sum payments made to key management personnel as well as a reduction in the number of employees.  The decrease in corporate personnel expenses was offset by an increase in equity-based compensation in the form of options and shares issued to directors, employees and consultants.  In the 2012 fiscal year, we expensed A$309,691 in respect of equity-based payments to directors, consultants and employees compared to A$101,464 in the 2011 fiscal year.  Corporate ppersonnel expenses in the 2012 and 2011 fiscal years include a portion of the total fair value of options granted to our directors and employees in the previous two fiscal years of A$47,148 and A$41,298, respectively.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased to A$261,706 for the year ended June 30, 2012 from A$399,237 for the year ended June 30, 2011, a decrease of A$137,531, or 34.45%.  The decrease in intellectual property expenses in the 2012 fiscal year was primarily due to the completion of substantial prosecution of a key international patent application.

Auditor and accounting expenses

Auditor and accounting expenses decreased to A$153,597 for the year ended June 30, 2012 from A$157,436 for the year ended June 30, 2011, a decrease of A$3,839, or 2.44%.  The decrease in auditor and accounting expenses in the 2012 fiscal year is primarily attributable to decreased costs for services provided in connection with filings made with the Securities and Exchange Commission.

Travel expenses

Travel expenses decreased to A$91,624 for the year ended June 30, 2012 from A$159,971 for the year ended June 30, 2011, a decrease of A$68,347, or 42.72%.  The decrease in travel expenses in the 2012 fiscal year is primarily attributable to a lower amount of overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses increased to A$124,970 for the year ended June 30, 2012 from A$110,646 for the year ended June 30, 2011, an increase of A$14,324, or 12.95%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The increase in public relations and marketing expenses in the 2012 fiscal year is primarily attributable to increased announcements relating to the successful progression of PBT2 into two clinical trials.  The increase in public relations and marketing expenses was also attributable to the depreciation of the Australian dollar against the U.S. dollar during the twelve months ended June 30, 2012, which increased the Australian dollar cost of such U.S. dollar denominated expenses.

Depreciation expenses

Depreciation expenses decreased to A$19,621 for the year ended June 30, 2012 from A$31,577 for the year ended June 30, 2011, a decrease of A$11,956, or 37.86%.  The decrease in depreciation expenses in the 2012 fiscal year is primarily attributable to a A$21,841 write-off of computer equipment in the 2012 fiscal year.  Additional plant and computer equipment in the aggregate amount of A$26,000 was purchased during the 2012 fiscal year.

Other expenses

Other expenses from ordinary activities increased to A$1,107,283 for the year ended June 30, 2012 from A$857,281 for the year ended June 30, 2011, an increase of A$250,002, or 29.16%.  The increase in other expenses in the 2012 fiscal year is primarily attributable to an increase in professional taxation fees associated with the lodgement of an R&D tax incentive application with the Australian Government.  The increase is also attributable to costs associated with the assembly of an extraordinary shareholder meeting held in the 2012 fiscal year.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$45,959 for the year ended June 30, 2012 compared to a foreign exchange loss of A$145,377 for the year ended June 30, 2011.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euros.  In the 2012 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars.  In the 2011 fiscal year, the Australian dollar appreciated against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.  In the two fiscal years ended June 30, 2012, the Australian dollar appreciated against the Euro, which had an adverse impact on the Australian dollar value of our cash held in Euros.  In the 2012 fiscal year, we incurred a foreign exchange gain of A$72,059 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$207 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$23,396 attributable to cash balances that were held in Euros and a foreign exchange gain of A$2,911 attributable to foreign currency transactions. In the 2011 fiscal year, we incurred a foreign exchange loss of A$132,230 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$125 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$17,176 attributable to cash balances that were held in Euros and a foreign exchange gain of A$4,154 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

We recorded a gain on fair value of financial liabilities of A$33,139 for the year ended June 30, 2012 compared to a loss on fair value of financial liabilities of A$8,791 for the year ended June 30, 2011.  The gain in 2012 and loss in 2011 are attributable to the change in value of warrants that were issued in connection with an agreement signed with the ADDF.  The Company issued warrants to purchase 612,397 of our ordinary shares to the ADDF, representing 30% of the value of the first tranche of a grant of US$350,000 received from the ADDF during the fiscal year.  The warrants have an exercise price of A$0.17 and expire on February 25, 2016.  The gain and loss on fair value of financial liabilities is also attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

Year ended June 30, 2011 compared to year ended June 30, 2010

Revenue from ordinary activities

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

Research and development expenses, net

Our net research and development expenses (including research and development expenses paid to related parties) increased to A$2,758,381 for the year ended June 30, 2011 from A$666,381 for the year ended June 30, 2010, an increase of A$2,092,000, or 313.93%.  The increase in research and development expenses in the year ended June 30, 2011 is primarily attributable to substantial expenses for the scale up manufacturing of our PBT2 active pharmaceutical ingredient, or API, and the engagement of a clinical research organization to initiate pre-trial activities for a Phase II trial of PBT2 in Alzheimer’s disease.  In the year ended June 30, 2010, our research and development expenses were offset by A$2,252,385 cash reimbursement that we received under a research and development contract.

Corporate personnel expenses

Corporate ppersonnel expenses decreased to A$1,965,408 for the year ended June 30, 2011 from A$2,508,845 for the year ended June 30, 2010, a decrease of A$543,437, or 21.66%.  The decrease in personnel expenses in the 2011 fiscal year is primarily attributable to decreased equity-based compensation in the form of options and shares issued to directors, employees and consultants.  In the 2011 fiscal year, we expensed A$101,464 in respect of equity-based payments to directors, consultants and employees compared to A$730,480 in the 2010 fiscal year.  Personnel expenses in the 2011 and 2010 fiscal years include a portion of the total fair value of options granted to our directors and employees in the previous fiscal years of A$41,298 and A$214,951, respectively.

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

Travel expenses

Travel expenses decreased to A$159,971 for the year ended June 30, 2011 from A$234,555 for the year ended June 30, 2010, a decrease of A$74,584, or 31.80%.  The decrease in travel expenses in the 2011 fiscal year is primarily attributable to decreased overseas business travel by executives and consultants.

Public relations and marketing expenses

Public relations and marketing expenses decreased to A$110,646 for the year ended June 30, 2011 from A$130,090 for the year ended June 30, 2010, a decrease of A$19,444, or 14.95%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The decrease in public relations and marketing expenses in the 2011 fiscal year is primarily attributable to the appreciation of the Australian dollar against the U.S. dollar during the twelve months ended June 30, 2011, which decreased the Australian dollar value of U.S. dollar denominated expenses.

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

Foreign exchange gain (loss)

We recorded foreign exchange loss of A$145,377 for the year ended June 30, 2011 compared to a foreign exchange loss of A$6,079 for the year ended June 30, 2010.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euro.  In the 2011 and 2010 fiscal years, the Australian dollar appreciated against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.  In fiscal 2011, we incurred a foreign exchange loss of A$132,230 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$125 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$17,176 attributable to cash balances that were held in Euros and a foreign exchange gain of A$4,154 attributable to foreign currency transactions.  In fiscal 2010, we incurred a foreign exchange gain of A$38,584 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$108 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$40,492 attributable to cash balances that were held in Euros and a foreign exchange loss of A$4,063 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

We recorded a loss on fair value of financial liabilities of A$8,791 for the year ended June 30, 2011, attributable to the warrants that were issued in connection with an agreement signed with the ADDF.  We issued warrants to purchase 612,397 of our ordinary shares to the ADDF, representing 30% of the value of the first tranche of a grant of US$350,000 received during the fiscal year.  The warrants have an exercise price of A$0.17 and expire on February 25, 2016.  The gain and loss on fair value of financial liabilities is attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.  We did not record a gain or loss on fair valuation of financial liabilities in the 2010 fiscal year.

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

Recently Issued International Accounting Standards and Pronouncements

Certain new Australian accounting standards and interpretations (and their equivalent IASB standards) have been published that are not mandatory for June 30, 2012 reporting periods.  Our assessment of the impact of these new standards and interpretations is described below.

(i) New and amended Accounting Standards and Interpretations issued and effective
There are no IFRS interpretations that are effective for the first time for the financial year beginning on or after June 30, 2012 that would be expected to have a material impact on our Company.
(ii) Accounting Standards issued by not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2012 reporting periods.  Our assessment of the impact of these new standards and interpretations is set out below.  Initial application of the following Standards and Interpretations will not affect any of the amounts recognized in the financial statements, but may change the disclosures in this report:

•       IFRS 9 Financial Instruments, or IFRS 9, (effective from January 1, 2015)

IFRS 9 addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until January 1, 2015 but is available for early adoption.  When adopted, the standard will affect our accounting for the available-for-sale financial assets, since IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognized directly in profit or loss.  There will be no impact on our accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and we do not have any such liabilities.  The derecognition rules have been transferred from IAS 139 Financial Instruments: Recognition and Measurement and have not been changed.  We have not yet decided when to adopt IFRS 9.

•       IFRS 10 Consolidated Financial Statements, or IFRS 10, IFRS 12 Disclosure of Interests in Other Entities, or IFRS 12,  and IAS 28 Investments in Associates and Joint Ventures, or IAS 28, (effective January 1, 2013)

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent-principal relationships.  We do not expect the new standard to have a significant impact on our Company.

IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28.  Application of this standard will not affect any of the amounts recognized in our financial statements, but may impact the type of information disclosed in relation to our investments.

We do not expect to adopt the new standards before their operative date.  They would therefore be first applied in our financial statements for the annual reporting period ending June 30, 2014.

•       IFRS 13 Fair Value Measurement, or IFRS 13, (effective January 1, 2013)

IFRS 13 was released in May 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  We do not use fair value measurements extensively.  It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognized in our financial statements.  However, application of the new standard will impact the type of information disclosed in the annual report and the notes to the financial statements.  We do not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending June 30, 2014.

•       Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective January 1, 2014 and January 1, 2013, respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet.  These amendments are effective from January 1, 2014.  They are unlikely to affect the accounting for any of our current offsetting arrangements.  However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from January 1, 2013.  We will have to provide a number of additional disclosures in relation to our offsetting arrangements and intend to apply the new rules for the first time in the financial year commencing July 1, 2013.

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2012 our accumulated deficit totaled A$90,144,081.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.

In September 2009, we raised A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement to one of our institutional shareholders in the United States of 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement (September 2013).  We also issued to the investor, based on an agreed upon formula, an additional 750,000 ordinary shares pursuant to the approval of our shareholders obtained in November 2009.  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

In July 2010, we raised A$1.15 million (US$1.0 million) before costs in a private placement of 7.065 million of our ordinary shares (equivalent to 0.7 million ADRs) to Quintiles, at a price of A$0.1624 per ordinary share (US$1.624 per ADR).  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

On February 21, 2011, the ADDF, awarded us a grant of US$700,000, to be provided in two equal instalments over two years.  The ADDF is based in New York and functions on a venture philanthropy model.  We issued to ADDF a convertible promissory note in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to US$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF.  We have also agreed to issue an additional five-year warrant to purchase US$105,000 of ordinary shares of our company at a price per share equal to the closing price of our ordinary shares on the ASX on the date on which we will receive the second instalment of US$350,000.  The note will become due and payable on February 25, 2014, unless converted earlier.  We may, under certain conditions, elect to issue our ordinary shares to satisfy our repayment obligation at a price per shares equal to 80% of the then prevailing volume weighted average price of our ordinary shares on the ASX during the five trading days prior to the issuance.  Under the terms of the convertible note, the ADDF may elect, at its discretion, to convert the promissory note into ordinary shares of our company following the consummation by us of a debt or equity financing to third party investors resulting in gross proceeds to our company of at least US$1.0 million, or upon a sale of our company.  Following the completion of the private placement described in the following paragraph, the ADDF is now entitled to convert the note under the same terms as such private placement, or under the same terms as any subsequent financing that we may complete prior to the conversion or repayment of the note.  The purpose of the grants is to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease.

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

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, or MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  Until such time as we qualify as an accelerated filer, as defined by the SEC, the aggregate ordinary shares represented by ADSs which we may sell in any one year period may not exceed one-third of our public float.  The ADSs are evidenced by ADRs.  We pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  The actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  As of June 30, 2012, we issued a total amount of 2,204,217 ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$3.79 million (US$3.92 million).  For additional information regarding the agreement, see Item 10 “Additional Information - Material Contracts.”

From inception to June 30, 2012, our capital expenditures have totaled A$553,722 (including A$200,000 of noncash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne.  Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2012 of A$48,051.  We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We had A$5,636,469 of cash and cash equivalents at June 30, 2012, compared to A$8,838,245 at June 30, 2011.  For the years ended June 30, 2012 and 2011, we incurred an operating loss of A$5.2 million and A$6.4 million, respectively, and an operating cash outflow of A$6.8 million and A$4.6 million, respectively.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years.   Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support the above).

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset.  In the year ended June 30, 2012, we recorded A$1,550,000 in other income with respect to funds we will receive in relation to the 2012 financial year under the 2011 research and development incentive scheme.

Commencing October 2011, we entered into research and development agreements that support and service the Phase II clinical trials in Huntington disease and Alzheimer’s disease that are currently enrolling patients.  The Company has budgeted approximately A$7.5 million expenditure for the Huntington’s disease trial and A$0.7 million for the Alzheimer’s disease trial, which is otherwise supported by a grant from the ADDF.  Of these amounts, approximately A$1 million has been incurred in the period ended June 30, 2012.  The agreements can be terminated at any time with 30 days’ notice and without penalty. The successful completion of these trials is dependent on the Company raising the necessary additional funding.  See “Item 5F Tabular Disclosure of Contractual Obligations” for additional information on our R&D contractual commitments.

On October 1, 2012, we announced that we raised approximately A$6.0 million through a private placement of 32,500,000 ordinary fully paid shares (equivalent to 3.25 million ADRs) at a price of A$0.185 per share.  The capital was raised in order to support our two ongoing Phase II clinical trials, the IMAGINE trial and Reach2HD trial.

In the event the we will not be able to raise the required funding for our planned expenditure, we have the ability to further reduce expenses around our current commitments.  We retain the ability to curtail other planned, but not committed expenditure, in order to ensure we continue to have adequate funds to pay all liabilities as and when they fall due.

Management remains confident that we will be successful in raising the additional funding required to complete the planned research and development activities and accordingly have prepared the financial statements on a going concern basis.

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of June 30, 2012.  Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2012	2011	2010
	(A$)
Net cash used in operating activities	(6,845,906)	(4,558,147)	(4,708,939)
Net cash used in investing activities	(26,763)	(16,632)	(22,667)
Net cash provided by financing activities	3,622,023	8,335,258	5,655,944
Net increase (decrease) in cash and cash equivalents	(3,250,646)	3,760,479	924,338
Cash and cash equivalents at beginning of period	8,838,245	5,227,298	4,304,977
Exchange rate adjustments on cash held in foreign currencies	48,870	(149,532)	(2,017)
Cash and cash equivalents at end of period	5,636,469	8,838,245	5,227,298

Net cash used in operating activities was A$6,845,906, A$4,558,147 and A$4,708,939 during the years ended June 30, 2012 ,2011 and 2010, respectively.  Our payments to suppliers and employees during the years ended June 30, 2012, 2011 and 2010 were A$7,874,010, A$4,714,503 and A$4,923,648, respectively.  The A$2,287,759 increase in net cash used in operating activities in the year ended June 30, 2012 compared to the year ended June 30, 2011 reflects the Company’s progression into two Phase II clinical trials with PBT2.  The A$208,877 decrease from the year ended June 30, 2010 to the year ended June 30, 2011 was not significant and reflects the Company’s continued maintenance of its research and development programs.  During the years ended June 30, 2012, 2011 and 2010, our payments to suppliers and employees was offset by interest income of A$186,794, A$156,366 and A$214,709, respectively.

Net cash used in investing activities was A$26,763, A$16,632 and A$22,667 during the years ended June 30, 2012, 2011 and 2010, respectively.  Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment for the years ended June 30, 2012, 2011 and 2010.

Net cash provided by financing activities was A$3,622,023, A$8,335,258 and A$5,655,944 for the years ended June 30, 2012, 2011 and 2010.  Cash flows provided by financing activities during the year ended June 30, 2012 is primarily attributable to funds raised under our At-The-Market facility of A$4.57 million (US$4.74 million).  Cash flows provided by financing activities during the year ended June 30, 2011 is primarily attributable to a A$6.12 million (US$6.19 million) private placement of our securities to institutional investors in March 2011, as well as private placements of our ordinary shares to Quintiles in July 2010 and June 2011 and grants awarded to us by the ADDF.  Cash flows provided by financing activities during the year ended June 30, 2010 are attributable to a private placement of our ordinary shares to an institutional investor in the United States in September 2009.

We realized a foreign exchange gain of A$48,870 for the year ended June 30, 2012 compared to a foreign exchange loss of A$149,532 for the year ended June 30, 2011 and a foreign exchange gain of A$2,017 for the year ended June 30, 2010.  In 2012, the Australian dollar depreciated against the U.S. dollar by 4%.  In 2011, the Australian dollar appreciated against the U.S. dollar by 20%, while in 2010, the Australian dollar appreciated against the U.S. dollar by 5%.

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

Research and development expenses, net amounted to A$4,228,719, A$2,758,381 and A$666,381 during the years ended June 30, 2012, 2011 and 2010, respectively.  Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$261,706, A$399,237 and A$431,082 during the years ended June 30, 2012, 2011 and 2010, respectively.

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

We are a development stage company and while we believe that our technology will offer novel therapeutic strategies into an expanding market, it is not possible for us to predict with any degree of accuracy the outcome of our research or commercialization efforts.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2012.  The majority of our contracts for research and development programs have a termination notice period of 30 days.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	60,900	49,284	11,616	-	-
Purchase obligations*	6,593,567	4,508,762	2,084,805	-	-
Total	6,654,467	4,558,046	2,096,421	-	-
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

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	57	Chairman of the Board of Directors and Chief Executive Officer
Richard Revelins	50	Chief Financial Officer and Secretary
Dianne Angus	52	Chief Operating Officer
Peter A. Marks(1)	56	Director
Brian D. Meltzer(1)(2)	58	Director
George W. Mihaly(1)(2)	59	Director
Lawrence Gozlan	33	Director
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

Brian Derek Meltzer has served as a director of our company since December 1999.  Mr. Meltzer has over 30 years of experience in economics, finance and investment banking.  Mr. Meltzer is a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology.  Mr. Meltzer is a non-executive director on the board of directors of a number of private companies.  Mr. Meltzer is also a director on the board of  the Australian-Israel Chamber of Commerce and is Deputy Chairman of Independence Australia (previously Paraquad).  Mr. Meltzer is Chairman of our Audit Committee, Remuneration Committee and Nomination Committee.  Mr. Meltzer holds a Bachelor of Commerce degree from the University of Auckland and a Master of Economics degree from Monash University.

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

The following table sets forth all compensation we paid for the year ended June 30, 2012 with respect to each of our executive officers and directors during the 2012 fiscal year.

	Salaries, fees, commissions, bonuses and other		Pension, retirement and other similar benefits
Geoffrey P. Kempler (1)	A$	416,579	--
Richard Revelins	A$	81,681	--
Dianne Angus (2)	A$	374,850	--
Peter A. Marks	A$	55,000	--
Brian D. Meltzer	A$	90,000	--
George W. Mihaly	A$	75,000	--
Lawrence Gozlan	A$	36,667	--
______________
(1)	Mr. Kempler has elected not to accept an A$100,000 incentive bonus to which he is entitled until further notice.
(2)	During the 2012 fiscal year, Ms. Angus also received options to purchase 315,637 ordinary shares, which are exercisable for A$0.25 on or before March 20, 2017, as remuneration for her services.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

Except for the options granted to Ms. Angus, we did not grant options to any of our executive officers or directors.  As of June 30, 2012, our directors and executive officers as a group, then consisting of seven persons, held options to purchase an aggregate 2,052,730 of our ordinary shares.  Of such options, (i) options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014.  Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days; (ii) options to purchase 292,256 ordinary shares are exercisable for A$0.15 consideration on or before March 31, 2014; and (iii) options to purchase 315,637 ordinary shares are exercisable for A$0.25 consideration on or before March 20, 2017.  All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan.  See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

Agreement with Chief Executive Officer.  On September 21, 2007, we entered into an agreement with Mr. Geoffrey Kempler, a director, in connection with his employment as our Chief Executive Officer.  Under the agreement, we agreed to pay Mr. Kempler a base salary of A$386,400 per annum (which may be increased at the discretion of our Board of Directors).  Mr. Kempler is entitled to a bonus of A$6,000 for holding regular meetings (minimum twice a year) of the full Research and Development Advisory Board.  Mr. Kempler is entitled to up to 20 days’ vacation a year (vacation days that are not used in any calendar year will be carried over for use in the following year to a maximum carry-over of two years) and reimbursement of reasonable business expenses incurred in the performance of his duties.  Mr. Kempler is also entitled to participate in the employee benefits established by our company, as applicable to executives, including, without limitation, a Section 401(k) retirement plan, health, dental, life insurance and short and long term disability plans.

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

Agreement with Chief Operating Officer.  On June 12, 2007, we entered into an amendment to an employment agreement with Ms. Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007. Under the amended agreement we agreed to pay Ms. Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9.0% of the base salary (or the percentage stipulated by applicable Australian law).  Effective May 1, 2010, Ms. Angus received a salary increase of 8% bringing her annual base salary to A$315,637.  In addition, under the amended agreement, we granted to Ms. Angus options to purchase an additional 250,000 ordinary shares in recognition of our company’s achievements and performance.  Such options are exercisable for nil consideration on or before August 7, 2014 and will not be exercisable unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days.  During the 2012 fiscal year, Ms. Angus also received options to purchase 315,637 ordinary shares, which are exercisable for A$0.25 on or before March 20, 2017, as remuneration for her services.  The options were granted under the 2004 ASX Plan (as defined below).  If we terminate the employment agreement without cause or if Ms. Angus terminates the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for three months  following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term.

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

Election of Directors

Directors are elected at our annual general meeting of shareholders.  Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election.  No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election.  Under Australian law, directors who have reached the age of 72 must stand for re-election annually.  Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.  Mr. Kempler is our Managing Director.  Dr. Mihaly must retire and may stand for re-election at our 2012 annual general meeting of shareholders.  Mr. Brian Meltzer must retire and may stand for re-election at our 2013 annual general meeting of shareholders.  Mr. Peter Marks must retire and may stand for re-election at our 2014 annual general meeting of shareholders.  Mr. Lawrence Gozlan was appointed by our board of directors as a director on August 8, 2011 and was elected by our shareholders at a general meeting of shareholders on October 7, 2011.

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

Under the rules of the NASDAQ Stock Market, a majority of our Board of Directors must qualify as independent directors within the meaning of the rules of the NASDAQ Stock Market, each of whom satisfies the respective “independence” requirements of the NASDAQ Stock Market Rules and the Securities and Exchange Commission.  Our Board of Directors has determined that each of Messrs. Peter Marks and Brian Meltzer and Dr. George Mihaly qualifies as an independent director under the requirements of the ASX, the NASDAQ Stock Market and the Securities and Exchange Commission.

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

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, and such other duties as may be directed by our Board of Directors.  The Audit Committee is also required to assess risk management.  The audit committee meets at least four times per year.

Our Audit Committee currently consists of three board members, each of whom satisfies the “independence” requirements of the Securities and Exchange Commission, the NASDAQ Stock Market Rules and ASX Rules.  Our Audit Committee is currently composed of Messrs. Marks and Meltzer and Dr. Mihaly.

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

Professor Rudolph Emile Tanzi is the Joseph P. and Rose F. Kennedy Professor of Neurology at Harvard Medical School and Director of Genetics and the Aging Research Unit at MGH.  Professor Tanzi co-discovered three of the four known Alzheimer’s disease genes and contributed greatly to elucidating the molecular mechanisms by which they cause of Alzheimer’s disease.  Professor Tanzi’s laboratory at MGH is one of the leaders in the field.  Professor Tanzi conceived the “Metal Hypothesis of Alzheimer's Disease” with Professor Ashley Bush, and over the past 15 years has helped guide the design and development of our platform technology. In January 2012, Professor Tanzi was appointed our Chief Scientific Advisor.

Dr. Steven D. Targum is our Chief Medical Advisor.  Dr. Targum consults widely to the pharmaceutical industry regarding the design and implementation of clinical trials for new psychotropic drugs and the progression of drug development from concept to approval to launch.  Dr. Targum is well known for his expertise in clinical trials methodologies.  In this capacity, Dr. Targum founded both PharmaStar and Clintara LLC, global rater training and medical education companies focused on central nervous system drug development and international clinical trials.  Dr. Targum has been Professor of Psychiatry and Vice-Chairman of the Department of Mental Health Sciences at Hahnemann University School of Medicine in Philadelphia, and most recently a consultant in psychiatry at MGH in Boston.

Directors’ Service Contracts

Except for the agreement with Mr. Kempler in connection with his employment as our Chief Executive Officer, as described above, there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

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

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against a liability:

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

At June 30, 2012, we had eight employees.  Of such employees, five persons were employed in research and development, two persons in management and administration and one person in operations.  All such employees were located in Australia.

At June 30, 2011, we had nine employees.  Of such employees, five persons were employed in research and development, two persons in management and administration and two persons in operations.  All such employees were located in Australia.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 30, 2012 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	17,811,000	5.78%
Richard Revelins (4)437437	20,308	*
Dianne Angus (5)	2,052,730	*
Peter Marks (6)	43,111	*
Brian D. Meltzer (7)	326,666	*
George W. Mihaly (8)	226,666	*
Lawrence Gozlan	--	--
All directors and executive officers as a group (7 persons)	20,480,481	6.65%
__________________
*	Less than 1%

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

2.	The percentages shown are based on 308,189,928 ordinary shares issued and outstanding as of September 30, 2012.

3.
Of the 17,811,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 756,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest.  Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

4.	The 20,308 outstanding ordinary shares are held of record by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

5.
Includes (i) options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014, which may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days; (ii) options to purchase 292,256 ordinary shares are exercisable for A$0.15 consideration on or before March 31, 2014; and (iii) options to purchase 315,637 ordinary shares are exercisable for A$0.25 consideration on or before March 20, 2017.

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

Stock Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan, and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan.  For the description below, the 2004 ASX Plan and 2004 ADS Plan are referred to together as the 2004 Plans.  Under the 2004 ASX Plan we may issue ordinary shares and under the 2004 ADS Plan we may issue ADSs.  We were initially authorized to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares.  Pursuant to subsequent shareholder approvals, the most recent of which was in November 2009, we are entitled to issue up to an aggregate 60,000,000 ordinary shares (or ADSs representing 60,000,000 ordinary shares) under the 2004 Plans.  Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval.

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

A summary of the status of the 2004 Plans as of June 30, 2012, 2011 and 2010, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2012		2011		2010
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	7,831,311	$0.26	15,855,394	$0.26	16,271,183	$0.25
Granted	4,158,674	$0.25	200,000	--	2,204,609	$0.10
Exercised	(341,865)	--	(816,583)	--	(420,398)	--
Expired	--	--	(7,327,500)	$0.23	(2,200,000)	--
Forfeited	(1,500,437)	$0.25	(80,000)	--	--	--

Options outstanding at the end of the year	10,147,683	$0.27	7,831,311	$0.26	15,855,394	$0.26

Options exercisable at the end of the year	9,126,993	$0.27	6,810,621	$0.29	12,277,204	$0.34

Options that may be granted as of the end of the year	31,819,485		34,897,723		42,850,233

In addition, as of June 30, 2012, 310,000 ordinary shares have been issued under the ASX Plan that were not issued upon the exercise of options.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

The following table sets forth certain information, as of September 30, 2012, regarding the beneficial ownership by all shareholders known to us to own beneficially more than 5% of our ordinary shares.

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Outstanding Ordinary Shares (2)
Geoffrey P. Kempler	17,811,000	(3)	5.78%
Jagen Nominees Pty Ltd	15,409,060	(4)	5.00%
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

(2)	The percentages shown are based on 308,189,928 ordinary shares issued and outstanding as of September 30, 2012.

(3)
Of the 17,811,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 13,965,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 756,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest.  Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

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

Significant Changes in the Ownership of Major Shareholders

Mr. Geoffrey Kempler.  As of June 30, 2008 and 2009, Mr. Kempler’s beneficially owned 20,055,000 ordinary shares, representing approximately 9.94% and 9.89%, respectively, of our then outstanding shares.  On December 1, 2009, Mr. Kempler filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 17,055,000 or 7.29% of our then outstanding shares.  On June 30, 2011, Mr. Kempler filed with the ASX a Notice of Change of Interest of Substantial Holder, reflecting ownership of 17,811,000 or 6.20%, of our then outstanding ordinary shares.

BAM Capital.  On September 8, 2009, we entered into a private placement agreement with BAM Capital, LLC, or BAM Capital, one of our institutional shareholders in the United States, under which we raised an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of our ordinary shares to such investor.  The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement.  Shareholder approval for the issuance of the shares and option grant was obtained in November 2009.  We also agreed to issue to the investor up to an additional 3,000,000 ordinary shares, or 300,000 ADRs, if the daily closing price of our ordinary shares on the ASX on any day from the date of the private placement until five days after the date on which the registration statement for the ordinary shares issued in the private placement is declared effective, declines below A$0.19, based on a formula set forth in the agreement.  The foregoing condition was met and based on the agreed upon formula, we issued to the investor an additional 750,000 ordinary shares pursuant to the approval of our shareholders obtained in November 2009.  On April 23, 2010, BAM Capital filed with the ASX a Notice of Ceasing to be a Substantial Holder.  On May 18, 2010, Amendment No. 6 to Schedule 13G was filed by BAM Capital and other reporting persons with the Securities and Exchange Commission indicating that such persons beneficially hold 15,241,193 or 6.25% of our then outstanding ordinary shares, of which 5,241,193 ordinary shares are outstanding and held of record by BAM Partnership and 10,000,000 ordinary shares are subject to options held by BAM SPV.  BAM Capital and the other reporting persons filed Amendment No. 7 to their Schedule 13G with the Securities and Exchange Commission indicating that they have ceased to beneficially own 5% or more of our outstanding shares.

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

Record Holders

As of September 30, 2012, there were 2,740 holders of record of our ordinary shares, of which 22 record holders, holding approximately 0.80% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.  The majority of trading by our U.S. investors is done by means of ADRs that are held of record by National Nominees Ltd., which held 54.35% of our ordinary shares as of such date.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2012.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000.  The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2008	0.70	0.23
2009	0.69	0.12
2010 `	0.25	0.12
2011	0.38	0.11
2012	0.22	0.14

Fiscal Year Ended June 30, 2011:
First Quarter	0.17	0.12
Second Quarter	0.16	0.12
Third Quarter	0.38	0.11
Fourth Quarter	0.26	0.16

Fiscal Year Ended June 30, 2012:
First Quarter	0.22	0.14
Second Quarter	0.19	0.14
Third Quarter	0.19	0.14
Fourth Quarter	0.18	0.14

Month Ended:
April 2012	0.17	0.14
May 2012	0.18	0.14
June 2012	0.17	0.14
July 2012	0.16	0.15
August 2012	0.20	0.15
September 2012	0.29	0.17

NASDAQ Capital Market

Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low
Fiscal Year Ended June 30,
2008	6.73	2.06
2009	5.70	1.00
2010 `	3.35	1.02
2011	4.50	1.09
2012	2.31	1.40

Fiscal Year Ended June 30, 2011:
First Quarter	1.38	1.09
Second Quarter	1.68	1.13
Third Quarter	4.50	1.23
Fourth Quarter	2.83	1.70

Fiscal Year Ended June 30, 2012:
First Quarter	2.31	1.40
Second Quarter	1.78	1.40
Third Quarter	2.03	1.46
Fourth Quarter	1.74	1.41

Month Ended:
April 2012	1.74	1.47
May 2012	1.65	1.41
June 2012	1.60	1.45
July 2012	1.65	1.50
August 2012	1.87	1.50
September 2012	2.74	1.66

B.	Plan of Distribution

Not applicable.

C.	Markets

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

See the patents and license agreements described under Item 4.B. “Information on the Company - Business Overview - Patents and License Agreements.”

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf.  Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of our compounds in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of our compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for our company.  In consideration of such services, we agreed to pay the University of Melbourne a sum of A$297,000 (inclusive of goods and services tax) each year for a period of three years.  In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property.  Following the expiration of this agreement, the parties entered into consecutive agreements on December 1, 2003, December 1, 2006 and December 1, 2009.  The recent research funding and intellectual property assignment agreement is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2009 and expires on December 1, 2012.  The financial consideration terms under the original agreement remain unchanged by all such consecutive agreements, and under their terms an annual budget is set for each of the three years of each respective agreement.  We provided to the University of Melbourne funding in an amount equal to A$529,000 for the year running December 2008 to November 2009 and A$363,500 for the year running December 2009 to November 2010.  We provided funding in an amount equal to A$390,000 (exclusive of goods and services tax) for the year running December 2010 to November 2011 and anticipate funding to an equal amount for the year running December 2011 to November 2012.

On January 8, 2004, we entered into a ten year consultancy services agreement with Professor Ashley Bush, effective as of February 1, 2003.  The consulting services provided by Professor Ashley Bush include the discussion of current and future developments in the field of therapies based on metal mediated, oxidative stress or toxic gain of function of proteins involved in selected neurodegenerative diseases.  Professor Bush’s services also include possible participation in research projects, the assignment of intellectual property rights arising from such projects and assisting is with our patent prosecutions.  The services are provided for a maximum of 40 days per year of service under the agreement.  Under the agreement, we agreed to pay Professor Bush a consulting fee of US$100,000 per year, increasing on the anniversary of the agreement by the U.S. consumer price index, which effective June 1, 2009, was reduced to AU$60,000 per year, increasing on the anniversary of the agreement by the Australian consumer price index.  We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share.  The shares and options vest in four equal installments on each of the six months anniversaries following the effective date of the agreement.  In addition, subject to the achievement of certain milestones, Professor Bush is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase.  Once a milestone has been achieved, up to 250,000 ordinary shares out of the total tranche of ordinary shares to which he becomes entitled may be purchased each six months after such achievement.  The first milestone has been achieved (the publication of results of a Phase II trial) and as a result, Professor Bush is now entitled to purchase up to 1,250,000 ordinary shares in accordance with the foregoing terms, of which Professor Bush acquired 250,000 ordinary shares during the 2007 fiscal year.  The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions.  During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement.  This agreement was terminated by Professor Bush with 90 days’ notice effective January 18, 2012.

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

On May 22, 2007, we entered into an agreement with Patheon Inc., or Patheon, to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2.  During the 2008 fiscal year, Patheon undertook the development of a capsule formulation suitable for large scale manufacture, as well as the development and validation of analytical methods to release the capsules.  During the 2009 fiscal year, Patheon manufactured a feasibility batch of capsules using the newly developed process.  During the 2010 and 2011 fiscal years, Patheon manufactured the capsules which are currently being used in the Alzheimer’s Phase II trial, “IMAGINE,” and the Huntington’s Phase IIa trial, “Reach2HD.”  We paid Patheon US$97,629, US$196,654, US$296,551 and US$238,737 for the fiscal years 2012, 2011, 2010 and 2009, respectively, for services provided under the agreement.

In June 2007, we entered into two GMP drug manufacture and laboratory development agreements with the Institute for Drug Technology Australia Limited, or IDT, to undertake the GMP manufacture of an initial 4kg batch and subsequent large scale manufacture of 30kg of PBT2.  IDT is engaged to also undertake process development, quality control release testing and stability testing of the final drug product before its release.  Currently IDT is handling the storage and stability testing of the PBT2 API used in the Reach2HD trial.  We paid IDT A$20,908, A$16,400 and A$18,635 for the fiscal years 2012, 2011 and 2010, respectively, for services provided under the two agreements.

In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s Laboratories Limited, or Dr. Reddy’s, to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2.  The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion.  At this time, most of the work is completed, including the large scale manufacture of approximately 50kg  of PBT2 API. Ongoing work includes stabilization of the API and storage of chemical precursors.  The term of the agreement is for 90 days post the receipt by us of a written report and/or manufacturing deliverables under the last approved sub-project under the agreement.  Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice.  We paid Dr. Reddy’s US$190,500, US$685,000 and US$175,500 for the fiscal years 2012, 2011 and 2010, respectively, for services provided under the agreement.

On September 8, 2009, we entered into a private placement agreement with BAM Capital LLC, one of our institutional shareholders in the United States, under which raised an aggregate A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement of our ordinary shares to such investor.  Of such amount, A$3.0 million was paid at the closing of the private placement on September 11, 2009 and an additional A$3.0 million was paid on September 29, 2009.  The private placement was for 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the private placement.  Shareholder approval for the issuance of the shares and option grant was obtained in November 2009.  We also agreed to promptly take steps to register the ADRs with respect to the ordinary shares issued for distribution from time to time by the investor, and after January 1, 2010, upon the investor’s demand, to file a registration statement covering the shares underlying the options.  We also agreed to issue to the investor up to an additional 3,000,000 ordinary shares, or 300,000 ADRs, if the daily closing price of our ordinary shares on the ASX on any day from the date of the private placement until five days after the date on which the registration statement for the ordinary shares issued in the private placement is declared effective, declines below A$0.19, based on a formula set forth in the agreement.  The foregoing condition was met, and based on the agreed upon formula, we issued to the investor an additional 750,000 ordinary shares pursuant to the approval of our shareholders obtained in November 2009.

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

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  The aggregate offering price for the ordinary shares represented by ADSs may not exceed the aggregate amount that can be sold under the registration statement that we filed on May 17, 2011, which amount, as of the date of this annual report, is US$50 million.  The ADSs are evidenced by ADRs.  We will pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or MLV.  We and MLV may terminate the sales agreement at any time in our sole discretion upon five days prior notice.  MLV may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market.

On October 7, 2011, we entered into a Clinical Trial Agreement with the University of Rochester to perform the Phase IIa “Reach2HD” study in patients with Huntington’s disease.  The scope of works under the agreement includes study preparation, clinical site selection, study establishment, clinical site monitoring, preparation of operations manuals, database design to capture patient data, administer site payments and conduct investigator meetings, safety reporting and day to day study management.  Our budget to perform these activities is approximately US$5,000,000 and is paid in milestones on achievement of their execution, such as opening an IND, receipt of Institutional Review Board approval, initial enrollment, database lock, provisions of results and the clinical study report.  In addition, quarterly payments are paid during the enrollment and implementation phases of the trial.  Either party may terminate the Agreement on 30 days’ notice for breach of the Agreement or Protocol, insolvency, if continuance of the trial posed an unacceptable risk to safety and interests of the patients.  We may terminate the Agreement for any reason upon 30 days’ notice.  We paid the University of Rochester US$894,653 for the fiscal year ended June 30, 2012, for services provided under the agreement and anticipate paying approximately $US2,500,000 in the fiscal 2013 and $US1,500,000 in fiscal 2014.

On June 14, 2012 we entered into a Clinical Research Support Agreement with GHC to undertake analysis of biomarkers from biological samples taken from patients and perform neuroimaging on a subset of patients from the “Reach2HD” clinical trial.  The budget to perform these activities is $US303,125.  Either party may terminate the Agreement on 30 days’ notice for breach of the Agreement.  We may terminate the Agreement on 30 days’ notice for any reason.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$244 million or more.  In addition, a foreign person may not acquire shares in a company having total assets of A$244 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors,” a threshold of A$1,062 million applies (except in certain circumstances) to each of the previous acquisitions.  A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time.  Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest.  The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.  At present, we do not have total assets of A$244 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act.  In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$244 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

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

Unfranked dividends paid to a non-resident stockholder are subject to withholding tax at 30%, unless the stockholder is a resident of a country with which Australia has a double taxation agreement.  In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the US resident holds 10% or more of the voting rights in our company.  The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the stockholder carries on business or provides independent personal services, respectively.

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

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate but for certain stockholders a discount of the capital gain may apply if the shares have been held for 12 months or more.  For individuals, this discount is 50% for capital gains.

As part of the 2012-2013 Australian Budget, the Australian Government announced that the 50% discount on capital gains will be removed for non-Australian residents on gains accrued after May 8, 2012.  However, as at the date of this annual report, this change has not been legislatively enacted.

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

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29% for non-Australian resident individuals.  From July 1, 2012 onwards, the marginal tax rate for non-Australia residents will start at 32.5%. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

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

Research and Development Tax Incentives

The Australian Government tax incentive scheme, introduced on July 1, 2011, replaces the former R&D Tax Concession scheme for research and development activities in income years commencing on or after July 1, 2011. Subject to certain exclusions, the new scheme provides benefits for eligible research and development activities (R&D activities).  Such eligible R&D activities include but are not limited to:

•	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
•	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
•	Supporting activities that are directly related and designed to support (a) and (b).

Under the R&D Tax incentive scheme, entities will be entitled to either (i) a 45% refundable tax offset for eligible companies with an aggregated turnover of less than $20 million per annum; or (ii) a non-refundable 40% tax offset for all other eligible companies.  Our turnover is less than $20 million, and will therefore be entitled to claim a 45% refundable tax offset for costs relating to eligible R&D activities during the year.

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

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADRs will be treated as owning the underlying ordinary shares, or ADSs, represented by the ADRs held by them.  Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADRs, including the amount of any Australian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADRs, and any amount in excess of your tax basis will be treated as gain from the sale of ADRs.  See “Disposition of ADRs” below for the discussion on the taxation of capital gains.  Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in Australian dollars, including the amount of any Australian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day may have a foreign currency exchange gain or loss, which would be treated as ordinary income or loss.

Subject to complex limitations, any Australian withholding tax imposed on such dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or general category income for U.S. foreign tax credit purposes, depending upon the holder’s circumstances.  A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADRs to the extent such U.S. Holder has not held the ADRs for at least 16 days of the 31-day period beginning on the date which is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex, and you should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder in tax years beginning on or before December 31, 2012 will be subject to tax at a reduced maximum tax rate of 15 percent.  Distributions taxable as dividends generally qualify for the 15 percent rate provided that either: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Tax Treaty and that the ADRs currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ADRs will remain readily tradable.  Furthermore, the reduction does not apply to dividends received from PFICs.  The amount of foreign tax credit is limited in the case of foreign qualified dividend income.  U.S. Holders of ADRs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

In the case of a cash basis U.S. Holder who receives Australian dollars in connection with the sale or disposition of ADRs, the amount realized will be based on the U.S. dollar value of the A$ received with respect to the ADRs as determined on the settlement date of such exchange.  A U.S. Holder who receives payment in Australian dollars and converts A$ into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment required of cash basis taxpayers with respect to a sale or disposition of ADRs, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or disposition of such ADRs.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income.  Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the last six fiscal years, under a literal application of the asset test that looks solely to market value.  We believe that we will once again qualify as a PFIC for the taxable year ended June 30, 2012.

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

•	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

•	you will be required to file an annual return on Internal Revenue Service Form 8621.

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

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service.

Any U.S. holder who holds 10% or more in vote or value of our ordinary shares will be subject to certain additional U.S. information reporting requirements.

Beginning with the 2011 tax year, U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in ordinary shares.

U.S. Gift and Estate Tax

An individual U.S. Holder of ADRs will be subject to U.S. gift and estate taxes with respect to ADRs in the same manner and to the same extent as with respect to other types of personal property.

F.	Dividends and Paying Agents

Not applicable.

G.	Statement by Experts

Not applicable.

H.	Documents on Display

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 thereunder.  As a foreign private issuer, we are exempt from certain provisions of the Exchange Act.  Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act.  In addition, we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.  However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year.  We post our annual report on Form 20-F on our website (www.pranabio.com) promptly following the filing of our annual report with the Securities and Exchange Commission.  The information on our website is not incorporated by reference into this annual report.

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

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia.  Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.  Certain of our cash equivalents are subject to interest rate risk.  Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.  Our major market risk is changes in foreign exchange rates as we had approximately A$4,166,000, A$2,464,000 and A$807,000 in cash held in U.S. dollars and Euro as of June 30, 2012, 2011 and 2010, respectively.  A hypothetical 3% adverse movement in end-of-period exchange rates would reduce the cash balance by approximately A$121,344, A$71,769 and A$23,500, respectively.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

We conduct our activities almost exclusively in Australia.  We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results.  In the six months ended June 30, 2012, the Australian dollar depreciated against the U.S. dollar by 4%.  In the calendar years 2011 and 2010, the Australian dollar appreciated against the U.S. dollar by 20% and 5% respectively.  As of June 30, 2012, payables in U.S. dollars and other currencies were immaterial.  A hypothetical 4% adverse movement in the U.S. dollar, 7% adverse movement in the Euro and 16% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$3,498.

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
(a) Depositing or substituting the underlying shares
Issuances against deposits of shares, including deposits and issuances pursuant to a stock dividend or stock split declared by us or issuances pursuant to a merger, exchange of securities or any other transaction or event affecting the ADSs or the deposited securities

Up to US$5.00 for each 100 ADSs (or portion thereof) issued or delivered (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(b) Receiving or distributing dividends	Cash distributions made pursuant to the deposit agreement	US$0.02 or less per ADS
(c) Selling or exercising rights	Distribution or sale of securities, the fee being in an amount equal to the fee for the execution and delivery of ADSs which would have been charged as a result of the deposit of such securities	Up to US$5.00 for each 100 ADSs (or portion thereof)
(d) Withdrawing, cancelling or reducing an underlying security	Acceptance of ADSs surrendered for withdrawal, cancellation or reduction of deposited securities
Up to US$5.00 for each 100 ADSs (or portion thereof) surrendered, cancelled or reduced (as the case may be)

The depositary may sell (by public or private sale) sufficient securities and property received in respect of share distributions, rights and other distributions prior to such deposit to pay such charge

(e) Transferring, combination or split-up of receipts	Transfer, combination and split-up of ADRs	US$1.50 per ADR

(f) Fees and expenses of the depositary	· · · · · ·
Fees and expenses incurred by the depositary or the depositary’s agents on behalf of holders, including in connection with:
compliance with foreign exchange control regulations or any law or regulation relating to foreign investment stock transfer or other taxes and governmental charges
cable, telex and facsimile transmission and delivery charges fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars any other charge payable by the depositary or the depositary’s agents in connection with the servicing of the shares or other deposited securities (which charge shall be assessed against holders as of the record date or dates set by the depositary)
Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting such charges from one or more cash dividends or other cash distributions

Fees and Payments Made by the Depositary to the Company

BoNY, as ADR depositary, has agreed to reimburse certain expenses related to our ADR program and incurred by us in connection with the program.  For the year ended June 30, 2012, the ADR depositary reimbursed us, or paid on our behalf to third parties, a total of US$7,737.  The ADR depositary also waived US$30,000 of its fees for standard costs associated with the administration of the ADR program.

Fees and Payments Made by the Company to the Depositary

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders.  For the year ended June 30, 2012, we paid BoNY a total of US$44,480 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).  We also paid BoNY US$44,654.00 in connection with the conversion of ordinary shares into ADRs for issuance under our “At-The-Market” facility.  The conversion charge was US$ 0.02 per ADR plus international wire charges.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our management concluded that, as of June 30, 2012, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over our financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2012.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of June 30, 2012, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2012, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to all senior financial officers of our company, including our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions.  The code of ethics is publicly available on our website at www.pranabio.com.  Written copies are available upon request.  If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by PricewaterhouseCoopers, which has served as our principal independent registered public accounting firm since November 30, 2006.

	Year Ended June 30,
Services Rendered	2012		2011
Audit (1)	A$	145,000	A$	132,000
Audit-Related (2)		-		-
Other (3)		-		85,000
Total	A$	145,000	A$	217,000
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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2012.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any NASDAQ rule must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  As of the date of this annual report, we have not submitted notice to NASDAQ informing them of that we elect to follow home country practice instead of the NASDAQ rule.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits

Exhibit	Description
1.1	Constitution of Registrant (1)
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
4.4
Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now The CFO solution) (3)

4.5	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004 (4)
4.6
Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG (5)

4.7	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (6)
4.8	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (7)
4.9	Fourth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2009
4.10	GMP 30kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (8)
4.11	GMP 4kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (9)
4.12	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler (10)
4.13	Letter Agreements effective as of June 12, 2007 between the Registrant and Ms. Dianne Angus (11)
4.14	Assignment and Novation Deed between Commonwealth Scientific Industrial and Research Organization and the Biomolecular Research Institute and the Registrant dated September 10, 2007 (12)
4.15	Agreement dated May 22, 2007, between the Registrant and Patheon Inc. regarding the formulation, development and manufacture of capsules of PBT2 (13)
4.16	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC (14)
4.17	Consultancy Services Agreement dated January 8, 2004, between the Registrant and Professor Ashley Bush (15)
4.18	Letter agreement dated November 14, 2007, between the Registrant and Professor Ashley Bush (16)
4.19	Letter agreement dated May 22, 2009, between the Registrant and Professor Ashley Bush (17)
4.20
Process Development and Manufacturing Agreement dated December 26, 2008, between the Registrant and Dr. Reddy’s Laboratories Limited, as amended by Amendment No. 1 effective February 3, 2009 and Amendment No. 2 effective March 13, 2009 (18)

4.21
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No 3 effective July 6, 2009; Amendment No. 4 effective September 15, 2009; Amendment No. 5 effective November 13, 2009; Amendment No. 6 effective December 22, 2009; Amendment No. 7 effective December 22, 2009; Amendment No. 8 effective May 7, 2010; and Amendment No. 9 effective May 20, 2010 (19)

4.22
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 10 effective October 21, 2010; Amendment No. 11 effective March 21, 2011 and Amendment No. 12 effective May 18, 2011 (20)

4.23
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 13 effective February 14, 2012

4.24	Agreement dated June 23, 2010, between the Registrant and Quintiles Limited (21)
4.25	Placement Confirmation Letter dated March 22, 2011, between the Registrant and certain institutional investors (22)
4.26	At-The-Market Issuance Sales Agreement dated July 13, 2011, by and between the Registrant and McNicoll, Lewis & Vlak LLC (23)
4.27	Clinical Trial Agreement between the Registrant and the University of Rochester dated October 7, 2011.
4.28	Clinical Research Support Agreement between the Registrant and the General Hospital Corporation dated June 14, 2012.
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm
_______________
(1)	Filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.

(2)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on December 12, 2007 (File 333-136944).

(3)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).

(4)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(5)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.

(6)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November 2004.

(7)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November 2004.

(8)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(9)	Filed as Exhibit 4.10 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(10)	Filed as Exhibit 4.19 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(11)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(12)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(13)	Filed as Exhibit 4.25 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.

(14)	Incorporated by reference to our Report on Form 6-K for the month of September 2009.

(15)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of June 2009.

(16)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of June 2009.

(17)	Filed as Exhibit 4.20 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.

(18)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.

(19)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2010, and incorporated herein by reference.

(20)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2011, and incorporated herein by reference.

(21)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2010, and incorporated herein by reference.

(22)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of March 2011.

(23)	Incorporated by reference to Exhibit 1.1 to our Report on Form 6-K for the month of July 2011.

PRANA BIOTECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Prana Biotechnology  Limited

In our opinion, the accompanying consolidated Statements of Financial Position, Statements of Comprehensive Income, Cash Flow Statements, and Statements of Changes in Stockholders' Equity present fairly, in all material respects, the financial position of Prana Biotechnology Limited (the "Company'') and its subsidiaries at June 30,2012 and June 30,2011, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These fmancial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these fmancial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Melbourne, Australia
October 4, 2012

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars, except number of shares)

		June 30,
	Notes	2012	2011
Assets
Current Assets
Cash and cash equivalents		5,636,469	8,838,245
Trade and other receivables	6	1,550,836	3,373
Other current assets	7	68,675	90,588

Total Current Assets		7,255,980	8,932,206

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$385,409 and A$355,788, respectively	8	48,051	40,909
Other non-current assets	7	37,837	37,837

Total Non-Current Assets		85,888	78,746

Total Assets		7,341,868	9,010,952

Liabilities
Current Liabilities
Trade and other payables	9	961,954	1,395,827
Other financial liabilities	10	335,903	359,572
Provisions	11	362,795	319,965
Unearned income	13	50,831	-

Total Current Liabilities		1,711,483	2,075,364

Non-Current Liabilities
Provisions	11	6,938	4,386

Total Non-Current Liabilities		6,938	4,386

Total Liabilities		1,718,421	2,079,750

Net Assets		5,623,447	6,931,202

Equity
Issued and unissued capital 2012: 297,980,818 fully paid ordinary shares Nil options over fully paid ordinary shares 2011: 275,286,783 fully paid ordinary shares Nil options over fully paid ordinary shares	14	86,134,077	82,340,819
Reserves	15	9,633,451	9,494,995
Accumulated deficit during the development stage	16	(90,144,081)	(84,904,612)

Total Equity		5,623,447	6,931,202

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2012	2011	2010

Revenues from ordinary activities	3	186,664	156,135	215,008
Other income	3	2,340,851	6,785	-
Research and development expenses, net	4	(4,228,719)	(2,758,381)	(666,381)
Corporate personnel expenses	4	(1,858,562)	(1,965,408)	(2,508,845)
Intellectual property expenses	4	(261,706)	(399,237)	(431,082)
Auditor and accounting expenses	4	(153,597)	(157,436)	(168,909)
Travel expenses	4	(91,624)	(159,971)	(234,555)
Public relations and marketing expenses	4	(124,970)	(110,646)	(130,090)
Depreciation expenses	4	(19,621)	(31,577)	(35,290)
Other expenses	4	(1,107,283)	(857,281)	(940,699)
Foreign exchange gain (loss)	4	45,959	(145,377)	(6,079)
Gain (loss) on fair valuation of financial liabilities	4	33,139	(8,791)	-

Loss before income tax expense		(5,239,469)	(6,431,185)	(4,906,922)

Income tax expense	5	-	-	-

Loss for the year		(5,239,469)	(6,431,185)	(4,906,922)

Other comprehensive income (loss)		-	-	-

Total comprehensive loss for the year	16	(5,239,469)	(6,431,185)	(4,906,922)

Loss per share (basic and diluted - cents per share)	21	(1.82)	(2.60)	(2.16)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		287,765,812	247,578,570	227,527,388

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30,
	Notes	2012	2011	2010

Cash Flows from Operating Activities
Payments to suppliers and employees		(7,874,010)	(4,714,503)	(4,923,648)
Interest received		186,794	156,366	214,709
Grants received		144,345	-	-
R&D tax refund		691,301	-	-
Other		5,664	(10)	-

Net cash flows used in operating activities	17(a)	(6,845,906)	(4,558,147)	(4,708,939)

Cash Flows from Investing Activities
Payment for rental security deposits		-	(2,673)	-
Payments for purchase of plant and equipment		(26,763)	(13,959)	(22,667)

Net cash flows used in investing activities		(26,763)	(16,632)	(22,667)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		3,843,495	8,551,283	6,000,000
Payment of share issue costs		(221,472)	(563,025)	(344,056)
Proceeds from borrowings		-	347,000	-

Net cash flows provided by financing activities		3,622,023	8,335,258	5,655,944

Net increase (decrease) in cash and cash equivalents		(3,250,646)	3,760,479	924,338

Opening cash and cash equivalents brought forward		8,838,245	5,227,298	4,304,977
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		48,870	(149,532)	(2,017)

Closing cash and cash equivalents carried forward	17(b)	5,636,469	8,838,245	5,227,298

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued and Unissued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity

Balance, June 30, 2009		202,710,473	70,188,989	7,127,332	(73,566,505)	3,749,816
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	14(b)	30,750,000	4,798,801	-	-	4,798,801
Issuance of options in connection with private placement	14(c)	-	-	857,143	-	857,143
Non-cash issuance of shares to consultants	14(b)	165,000	42,267	-	-	42,267
Non-cash issuance of options to consultants	15(b)	-	-	409,299	-	409,299
Non-cash issuance of options to directors and employees	15(b)	-	-	63,961	-	63,961
Issuance of shares in connection with exercise of options, net of costs	14(b) & 15(b)	420,398	90,107	(90,107)	-	-
Share options – value of employee services	15(b)	-	-	214,951	-	214,951
		31,335,398	4,931,175	1,455,247	-	6,386,422
Net loss	16	-	-	-	(4,906,922)	(4,906,922)
Total comprehensive loss for the year		-	-	-	(4,906,922)	(4,906,922)
Balance, June 30, 2010		234,045,871	75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	14(b)	39,959,329	6,974,424	-	-	6,974,424
Issuance of options in connection with private placement	14(c)	-	-	1,057,182	-	1,057,182
Non-cash issuance of shares to consultants	14(b)	465,000	56,583	-	-	56,583
Non-cash issuance of options to consultants	15(b)	-	-	5,850	-	5,850
Options forfeited	15(b)	-	-	(2,266)	-	(2,266)
Issuance of shares in connection with exercise of options, net of costs	14(b) & 15(b)	816,583	189,648	(189,648)	-	-
Share options – value of employee services	15(b)	-	-	41,298	-	41,298
		41,240,912	7,220,655	912,416	-	8,133,071
Net loss	16	-	-	-	(6,431,185)	(6,431,185)
Total comprehensive loss for the year		-	-	-	(6,431,185)	(6,431,185)
Balance, June 30, 2011		275,286,783	82,340,819	9,494,995	(84,904,612)	6,931,202
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	14(b)	22,042,170	3,622,022	-	-	3,622,022
Non-cash issuance of shares to consultants	14(b)	310,000	50,700	-	-	50,700
Non-cash issuance of options to employees	15(b)	-	-	140,926	-	140,926
Non-cash issuance of options to consultants	15(b)	-	-	145,940	-	145,940
Options lapsed	15(b)	-	-	(75,022)	-	(75,022)
Issuance of shares in connection with exercise of options, net of costs	14(b) & 15(b)	341,865	120,536	(120,536)	-	-
Share options – value of employee services	15(b)	-	-	47,148	-	47,148
		22,694,035	3,793,258	138,456	-	3,931,714
Net loss	16	-	-	-	(5,239,469)	(5,239,469)
Total comprehensive loss for the year		-	-	-	(5,239,469)	(5,239,469)
Balance, June 30, 2012		297,980,818	86,134,077	9,633,451	(90,144,081)	5,623,447

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited and its controlled subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited (referred to collectively as “Prana” or the “Company”), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain and the eye as the aging process progresses.  Prana Biotechnology Limited, the parent entity, was incorporated on November 11, 1997 in Melbourne, Australia and the UK and U.S. subsidiaries were incorporated in August 2004.

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2012 was authorized for issue in accordance with a resolution of the Board of Directors on October 4, 2012.

The consolidated financial statements of the Company complies with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB).

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or losses.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2012 and the comparative information presented in these financial statements for the years ended June 30, 2011 and 2010.  Where necessary, comparatives have been reclassified and repositioned for consistency with current year disclosure.

Critical accounting estimates, judgments and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Company makes estimates and assumptions concerning the future.  The resulting accounting estimates will, by definition, seldom equal the related actual results.  The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

(a) Valuation of options with market vesting conditions

The Company has granted options that are exercisable into ordinary shares once the listed share price reaches a defined level for a specified number of consecutive trading days.  The Company considers the target share price that must be attained in order to exercise the awards to be a market condition.  The Company is unable to predict the ultimate success of research and development activities and the corresponding effect on the listed share price.  However, the following assumptions have been made when valuing the options in relation to these market conditions:

1)	The market condition will be met as the listed share price will reach the defined share price during the life of the option; and
2)	Based on the best estimate of the Company, made during the 2010 fiscal year, the share price will reach the defined level:

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

Warrants that were exercisable for ADRs expired without being exercised on June 4, 2009.  On June 30, 2011, the Company granted warrants to purchase 612,397 ordinary shares to Alzheimer’s Drug Discovery Foundation (“ADDF”).  The warrants are exercisable at A$0.17 consideration and expire on February 25, 2016.  Options for ADRs remain outstanding.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011.  The new provisions provide refundable or non-refundable tax offsets.  The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011.  A 45% refundable tax offset, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than A$20 million.  Eligible companies can receive a refundable tax offset of 45% of their research and development spending.

The Company's research and development activities are eligible under this Australian Government tax incentive for eligible expenditure from 1 July 2011.  Management has assessed these activities and expenditure to determine which eligible under the incentive scheme.  For the period ended June 30, 2012, the Company has recorded an item in other income of A$1.55 million to recognize this amount which relates to this period.

Going Concern Basis

For the year ended June 30, 2012, the Company incurred an operating loss of A$5.2 million (2011: Loss: A$6.4 million) and an operating cash outflow of A$6.8 million (2011: A$4.6 million). As at year end the net assets of the Company stood at A$5.6 million (2011: A$6.9 million) and the cash position has decreased to A$5.6 million from A$8.8 million at June 30, 2011.

Commencing October 2011, the Company entered into research and development agreements that support and service the Phase II clinical trials in Huntington disease and Alzheimer’s disease that are currently enrolling patients.  The agreements involve contractual obligations of approximately A$7.5 million expenditure for the Huntington’s disease trial and A$0.7 million for the Alzheimer’s disease trial, which is otherwise supported by a grant from the Alzheimer’s Drug Discovery Foundation.  Of these amounts, approximately A$1 million has been incurred in the period to June 2012.  The agreements can be terminated at any time with 30 days’ notice and without penalty. The successful completion of these trials is dependent on the Company raising the necessary additional funding.

In relation to obtaining additional funding, on July 14, 2011, the Company filed a prospectus supplement to sell up to an aggregate 50,000,000 ordinary shares, represented by 5,000,000 American Depository Receipts (ADRs) through an "at-the-market" (ATM) facility and appointed McNicoll, Lewis & Vlak LLC (MLV) as sales agent.  At the Company’s discretion and instruction, MLV will use commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers' transactions on the NASDAQ Capital Market.  For the year ended June 30, 2012, the Company sold 2,204,217 of such ADR’s for aggregate gross proceeds of approximately A$3.79 million and since the end of the reporting period to the time the financial statements were authorized for issue, the Company sold an additional 1,020,911 of ADR’s through the ATM facility for aggregate gross proceeds of approximately A$1.98 million (US$2.07 million). Management expects to raise additional funds through ADR's in the year ahead.

In addition to the above, the Company will continue to seek alternative funding sources.

In the event the Company cannot raise the required funding for its planned expenditure, the Company has the ability to further reduce expenses around its current commitments.  The Company retains the ability to curtail other planned, but not committed expenditure, in order to ensure the Company continues to have adequate funds to pay all liabilities as and when they fall due.

Management remains confident that the Company will be successful in raising the additional funding required to complete the planned research and development activities and accordingly have prepared the financial statements on a going concern basis.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

Development Stage – Risks and Uncertainties

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

The Company cannot be certain that it will be able to raise any required funding or capital, on favorable terms or at all, or that it will be able to establish corporate collaborations on acceptable terms, if at all.  If the Company is unable to obtain such additional funding or capital, it may be required to reduce the scope of its development plans.

The Company’s experience in exploiting its technology is limited and it cannot be certain that its operations will be profitable in the short-term, or at all.  If the Company fails in any of its efforts to establish or expand its business, the results of operations, financial condition and liquidity of the Company could be materially adversely affected.  The Company cannot be certain that it will be able to sell and deliver its technology or to obtain or retain any permits required in the market in which it operates.  Any of these factors could result in the reduction or cessation of the Company’s operations.

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

(a)Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the Company, being Prana Biotechnology Limited and its subsidiaries as defined in Accounting Standard IAS 27: Consolidated and Separate Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

Subsidiaries are all those entities (including special purpose entities) over which the Company has the power to govern the financial and operating policies, generally accompanying a shareholder of more than one-half of the voting rights.  The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company.  They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits/losses arising within the Company are eliminated in full.

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

Deferred tax
Deferred tax is accounted for using the comprehensive balance sheet liability method in respect of temporary differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. However, deferred tax assets and liabilities are not recognized if their underlying temporary differences arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Company is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognized, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilized, given the nature of the Company’s business (research and development) and its history of losses.

(c)Property and Equipment

Property and equipment is measured at historical cost less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to the Company’s premises at Parkville, Victoria, Australia.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably.  The carrying amount of any component accounted for as a separate asset is derecognized when replaced.  All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

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

Warrants and Options
Under IAS 32, options and warrants issued other than for goods or services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability, are recorded as financial liabilities rather than equity.  See accounting policy (p) share-based payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired.  If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount and an impairment loss is recognized in profit or loss immediately.

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

No impairment charges were incurred during the three years ended June 30, 2012.

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

At June 30, 2012 and 2011, Prana had no capitalized research and development costs.

(h)Foreign Currency Transactions and Balances

Functional and Presentation Currency
Items included in the financial statements of each of the Company’s entities are measured using Australian dollars, which is the currency of the primary economic environment in which the Company operates (the functional currency).

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

On consolidation, the assets and liabilities of the Company’s overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognized in the foreign currency translation reserve, and recognized in profit or loss on disposal of the foreign operations.

(i)Employee Benefits

Provision is made for the Company’s liability for employee benefits arising from services rendered by employees to reporting date.  Employee benefits that are expected to be settled within one year have been measured at the amounts expected to be paid when the liability is settled, plus related on-costs.

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

(j)Provisions

Provisions are recognized when the Company has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

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

(m)    Grants

Grants are recognized when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(n)    Other Income

Other income is recognized to the extent that it is probable that the economic benefits will flow to the entity and the income can be reliably measured.

(o)Goods and Services Tax (“GST”)

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(p)Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid.  The amounts are unsecured and are usually paid within 30 days of recognition.

(q)Share-Based Payments

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

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company's estimate of shares that will eventually vest.

(r)Loss Per Share

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

(s)Share Capital

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

(t)Trade and Other Receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

(u)     Comparative Figures

When required by IFRS, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(v)Parent Information

The financial information for the parent entity, Prana Biotechnology Limited, disclosed in Note 2 has been prepared on the same basis as the consolidated financial statements, except as set out below.

Investment in Subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

(w)    New Accounting Standards And Interpretations

(i) New and amended Accounting Standards and Interpretations issued and effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2012 that would be expected to have a material impact on the Company.

(ii) Accounting Standards issued by not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2012 reporting periods.  The Company's assessment of the impact of these new standards and interpretations is set out below.

Initial application of the following Standards and Interpretations will not affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company:

•       IFRS 9 Financial Instruments (effective from January 1, 2015)

IFRS 9 Financial Instruments addresses the classification, measurement and derecognition of financial assets and financial liabilities.  The standard is not applicable until January 1, 2015 but is available for early adoption.  When adopted, the standard will affect the Company’s accounting for its available-for-sale financial assets, since IFRS 9 only permits the recognition of fair value gains and losses in other comprehensive income if they relate to equity investments that are not held for trading.  Fair value gains and losses on available-for-sale debt investments will therefore have to be recognized directly in profit or loss.  There will be no impact on the Company’s accounting for financial liabilities, as the new requirements only affect the accounting for financial liabilities that are designated at fair value through profit or loss and the Company does not have any such liabilities.  The derecognition rules have been transferred from IAS 139 Financial Instruments: Recognition and Measurement and have not been changed.  The Company has not yet decided when to adopt IFRS 9.

•       IFRS 10 Consolidated Financial Statements, IFRS 12 Disclosure of Interests in Other Entities and IAS 28 Investments in Associates and Joint Ventures (effective January 1, 2013)

IFRS 10 replaces all of the guidance on control and consolidation in IAS 27 Consolidated and Separate Financial Statements, and Interpretation 12 Consolidation – Special Purpose Entities.  The core principle that a consolidated entity presents a parent and its subsidiaries as if they are a single economic entity remains unchanged, as do the mechanics of consolidation.  However, the standard introduces a single definition of control that applies to all entities.  It focuses on the need to have both power and rights or exposure to variable returns before control is present.  Power is the current ability to direct the activities that significantly influence returns.  Returns must vary and can be positive, negative or both.  There is also new guidance on participating and protective rights and on agent/principal relationships.  It is not expected that the new standard will have a significant impact on the Company.

IFRS 12 sets out the required disclosures for entities reporting under the two new standards, IFRS 10 and IFRS 11, and replaces the disclosure requirements currently found in IAS 28.  Application of this standard by the Company will not affect any of the amounts recognized in the financial statements, but may impact the type of information disclosed in relation to the Company’s investments.

The Company does not expect to adopt the new standards before their operative date.  They would therefore be first applied in the financial statements for the annual reporting period ending June 30, 2014.

•       IFRS 13 Fair Value Measurement (effective January 1, 2013)

IFRS 13 was released in May 2011.  It explains how to measure fair value and aims to enhance fair value disclosures.  The Company does not use fair value measurements extensively.  It is therefore unlikely that the new rules will have a significant impact on any of the amounts recognized in the financial statements.  However, application of the new standard will impact the type of information disclosed in the notes to the financial statements.  The Company does not intend to adopt the new standard before its operative date, which means that it would be first applied in the annual reporting period ending June 30, 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

•       Offsetting Financial Assets and Financial Liabilities (Amendments to IAS 32) and Disclosures-Offsetting Financial Assets and Financial Liabilities (Amendments to IFRS 7) (effective January 1, 2014 and January 1, 2013, respectively)

In December 2011, the IASB made amendments to the application guidance in IAS 32 Financial Instruments: Presentation, to clarify some of the requirements for offsetting financial assets and financial liabilities in the balance sheet.  These amendments are effective from January 1, 2014.  They are unlikely to affect the accounting for any of the entity’s current offsetting arrangements.  However, the IASB has also introduced more extensive disclosure requirements into IFRS 7 which will apply from January 1, 2013.  The Company will have to provide a number of additional disclosures in relation to its offsetting arrangements and intends to apply the new rules for the first time in the financial year commencing July 1, 2013.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2012	2011	2010

2.REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS
Other revenue
Interest	186,664	156,135	215,008
Total other revenue	186,664	156,135	215,008

Other income
Donations	5,664	6,785	-
R&D Tax Concession	2,241,673	-	-
Michael J Fox Foundation Grant	93,514	-	-
Total other income	2,340,851	6,785	-
Total revenue	2,527,515	162,920	215,008

		Years Ended June 30,
	Notes	2012	2011	2010
3.EXPENSES FROM ORDINARY ACTIVITIES
Research and development	4(a)	4,228,719	2,758,381	666,381

Corporate personnel expenses
Employee expenses		867,999	1,078,501	1,149,747
Equity based payments to employees		111,474	22,604	107,105
Consultant and director expenses		745,167	678,064	676,118
Equity-based payments to consultants and directors		32,000	51,000	440,686
Defined contribution superannuation expenses		101,922	135,239	135,189

Total corporate personnel expense*		1,858,562	1,965,408	2,508,845

Intellectual property expenses
Overseas		77,902	74,634	202,002
Local		183,804	324,603	229,080

Total intellectual property expense
		261,706	399,237	431,082

Depreciation of non-current assets
Laboratory equipment		5,159	6,557	3,899
Computer equipment		11,751	22,235	26,997
Furniture and fittings		2,711	2,711	2,700
Leasehold improvements		-	74	1,420
Write-off non-current assets		-	-	274

Total depreciation expense		19,621	31,577	35,290

Other expenses
Corporate compliance		403,981	181,992	284,156
Office expenses		437,427	452,567	433,818
Computer expenses		28,994	21,975	21,167
Insurance		64,046	56,868	61,359
Office rental under operating lease		161,291	140,121	140,199
Interest Expense - ADDF		11,544	3,758	-

Total other expenses		1,107,283	857,281	940,699

Auditor and accounting expenses		153,597	157,436	168,909
Travel expenses		91,624	159,971	234,555
Public relations and marketing expenses		124,970	110,646	130,090
Foreign exchange gain (loss)		(45,959)	145,377	6,079
Gain (loss) on fair valuation of financial liabilities		(33,139)	8,791	-

Total expenses		7,766,984	6,594,105	5,121,930

*Corporate personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
(a) Research and development expenses	2012	2011	2010
Personnel expenses related to research and development	712,345	428,890	578,389
Research and development expenses (1)	3,516,374	2,329,491	87,992

Total research and development expenses	4,228,719	2,758,381	666,381	(2)

(1)	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.
(2)
For the year ended June 30, 2010, the Company incurred research and development expenses of A$2,918,766.  Such expenses were offset by cash that the Company received or is receivable, due to an adjustment under a research and development contract, resulting in the line item of research and development expenses for such period being A$666,381.

	Years Ended June 30,
	2012	2011	2010
4.INCOME TAX

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax on net (loss) before income tax at 30% (2012, 2011 & 2010: 30%)	(1,571,841)	(1,929,356)	(1,472,077)
Effect of lower tax rates of tax on overseas income	(286)	(18)	(34)

Add tax effect of:
(Over)/Under provision of income tax in previous year relating to a correction of estimates (1)	336,146	218,421	(133,538)
Equity issued for nil consideration	92,908	30,439	219,144
Research and development tax concession	(465,112)	(222,358)	(44,027)
Gain on fair value of financial liabilities	9,942	(2,637)	-
Other	2,508	1,355	1,426

Deferred tax asset not recognized	1,595,735	1,904,154	1,429,106

Income tax expense attributable to loss before income tax	-	-	-

(b)Potential deferred tax asset at June 30, 2012, 2011 and 2010 in respect of: tax losses not brought to account is:	33,969,324	32,246,695	30,238,852
Temporary differences	433,178	345,577	(230,014)

(1) This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the annual report on Form 20-F for the year ended June 30, 2011 and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.

	Years Ended June 30,
	2012	2011
5.TRADE AND OTHER RECEIVABLES

R&D tax credit receivable	1,550,836	593
Goods and services tax	-	2,780

	1,550,836	3,373

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2012	2011
6.OTHER ASSETS
Current
Prepayments	67,463	86,723
Other receivables	1,212	3,865

Total	68,675	90,588

Non-current
Term deposit	37,837	37,837

Total	37,837	37,837

		Years Ended June 30,
	Notes	2012	2011
7.PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		396,697	382,738
Additions		26,763	13,961
Disposals		-	-

Balance at end of year		423,460	396,697

Accumulated depreciation
Balance at beginning of year		(355,788)	(324,211)
Disposals		-	-
Depreciation expense	4	(19,621)	(31,577)

Balance at end of year		(385,409)	(355,788)

Net book value at end of year		48,051	40,909

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 4.

	Years Ended June 30,
	2012	2011

Laboratory equipment, at cost	166,299	166,299
Less accumulated depreciation	(163,457)	(158,298)

Total laboratory equipment	2,842	8,001

Computer equipment, at cost	144,224	117,461
Less accumulated depreciation	(122,746)	(100,995)

Total computer equipment	31,478	16,466

Furniture and fittings, at cost	37,278	37,278
Less accumulated depreciation	(23,547)	(20,836)

Total furniture and fittings	13,731	16,442

Leasehold improvements, at cost	75,659	75,659
Less accumulated depreciation	(75,659)	(75,659)

Total leasehold improvements	-	-

Total	48,051	40,909

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2012	2011
8.TRADE AND OTHER PAYABLES

Trade creditors	202,347	311,268
Accrued research and development expenses	375,283	449,067
Accrued intellectual property expenses	13,788	10,550
Accrued corporate personnel expenses (1)	39,440	389,580
Accrued audit and accounting fees	271,725	193,755
Accrued travel expenses	469	75
Accrued marketing expenses	2,775	807
Other accrued expenses	48,888	20,495
Sundry payables	7,239	20,230

Total	961,954	1,395,827

(1) At June 30, 2011, the following amounts were payable to Directors:
Brian Meltzer – A$60,000
George Mihaly – A$50,000
Geoffrey Kempler – A$237,430

	Years Ended June 30,
	2012	2011	2012	2011
9.FINANCIAL LIABILITIES	No.	No.	A$	A$

Current
Convertible Promissory Note (a)	-	-	299,012	289,542
Warrants over ordinary shares (b)	612,397	612,397	36,891	70,030
Total			335,903	359,572

(a)  Convertible Promissory Note.
In the financial year ended June 30, 2011, the Company entered into an agreement with the ADDF to receive a grant of up to US$700,000, receivable in two installments of US$350,000.  As at June 30, 2012, only the first installment has been received.  As a condition to receiving the grant and on execution of the agreement, the Company executed a convertible promissory note, which is equal to the amount of the first installment.  This convertible promissory note governs the terms of repayment of the grant or its conversion into ordinary shares of the Company.  Further, as a condition to receiving the grant, on receipt of each installment, the Company must issue a warrant to ADDF to purchase ordinary shares of the Company.

The convertible promissory note is classified as a financial liability in accordance with IAS 32 and IAS 39 for recognition and measurement.

The terms of the convertible promissory note are as follows:

Interest Payable -	Per annum rate equal to the United States “prime” rate as published by the Wall Street Journal, compounds annually and payable at maturity.
Maturity –	All unpaid principal, together with any unpaid and accrued interest, will be due and payable on the 3rd anniversary of the date of the agreement.
Note holder conversion -
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

Company conversion –
If, at any time, any unpaid principal, together with any unpaid and accrued interest, would be due and payable and the Company does not have the capacity to repay the total outstanding amounts in cash, the Company may elect to substitute an issue of ordinary shares equal to the total outstanding amount at a 20% discount to a 5 day VWAP.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2012	2011
10.PROVISIONS

Current
Annual leave (1)	19	159,557	142,521
Long service leave (1)(2)		203,238	177,444

Total		362,795	319,965

Non-Current
Long service leave (2)	19	6,938	4,386

A provision has been recognized for employee entitlements relating to long service leave.  In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data.  The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances.

The entire amount is presented as current, since the Company does not have an unconditional right to defer settlement.  However, based on past experience, the Company does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.  The following amounts reflect leave that is not expected to be taken or paid within the next 12 months.

	Years Ended June 30,
	2012	2011

Long service leave obligation expected to be settled after 12 months	203,238	177,444

(2) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2012	2011
Annual leave
Carrying amount at start of year	142,521	171,789
Charged/(credited) to profit or loss
-additional provisions recognized	250,733	241,616
-unused amounts reversed	(142,521)	(171,789)
Amounts used during the year	(91,176)	(99,095)
Carrying amount at end of year	159,557	142,521

Long service leave
Carrying amount at start of year	181,830	155,895
Charged/(credited) to profit or loss
-additional provisions recognized	210,176	181,830
-unused amounts reversed	(181,830)	(155,895)
Amounts used during the year	-	-
Carrying amount at end of year	210,176	181,830

TOTAL	369,733	324,351

11.	COMMITMENTS AND CONTINGENCIES

There are no contingent assets or liabilities at the date of this report.  The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company.

In respect of expenditure commitments, refer to Note 18.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2012	2011
12.UNEARNED INCOME

Unearned income: Michael J Fox Foundation Grant	50,831	-

	50,831	-

		Years Ended June 30,
	Notes	2012	2011	2010
13. ISSUED CAPITAL

(a) Issued Capital
297,980,818 (2011: 275,286,783) fully paid ordinary shares	14(b)	83,432,433	79,639,175	72,418,520
Nil (2011: Nil) options for fully paid ordinary shares	14(c)	2,701,644	2,701,644	2,701,644

		86,134,077	82,340,819	75,120,164

(b) Movements in Issued Shares

	June 30,
	2012		2011		2010
	No.	A$	No.	A$	No.	A$
Beginning of the year	275,286,783	79,639,175	234,045,871	72,418,520	202,710,473	67,487,345

Movement during the year	22,694,035	3,793,258	41,240,912	7,220,655	31,335,398	4,931,175

End of the year	297,980,818	83,432,433	275,286,783	79,639,175	234,045,871	72,418,520

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$A
Year ended June 30, 2009			910,233		346,686
July 15, 2009	Exercise of options – employees		2,000	-	460
July 15, 2009	Exercise of options – employees		45,333	-	9,973
July 15, 2009	Exercise of options – consultants		80,000	-	15,200
July 15, 2009	Exercise of options – employees		53,333	-	11,733
September 2, 2009	Exercise of options – employees		54,500	-	11,990
October 8, 2009	Exercise of options – employees		30,000	-	6,600
October 8, 2009	Exercise of options – employees		75,232	-	16,551
November 9, 2009	Shares to investors as part of private placement		30,000,000	0.17	5,017,421
November 27, 2009	Shares to investors as part of private placement		750,000	0.17	125,436
March 2, 2010	Non cash share issue in consideration for services provided by consultants	(i)	165,000	0.15	24,750
March 2, 2010	Exercise of options – consultants		80,000	-	17,600
	Proposed Non cash share issue in consideration for services provided by consultants		-	0.32	17,517
	Security issuance costs				(344,056)
Year ended June 30, 2010			31,335,398		4,931,175
July 1, 2010	Reversal of Proposed Non cash share issue in consideration for services provided by consultants		-	0.32	(17,517)
July 19, 2010	Shares to investors as part of private placement		7,064,749	0.16	1,150,000
September 27, 2010	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.13	14,300
September 27, 2010	Exercise of options – employees		84,333	-	18,553
October 8, 2010	Exercise of options – employees		112,250	-	24,695
November 4, 2010	Exercise of options – employees		120,000	-	26,400
November 4, 2010	Exercise of options – consultants		500,000	-	120,000

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

March 4, 2011	Non cash share issue in consideration for services provided by consultants	(i)	55,000	0.16	8,800
April 8, 2011	Shares to investors as part of private placement		27,200,000	0.19	5,245,714
June 30, 2011	Shares to investors as part of private placement		5,694,580	0.20	1,141,735
June 30, 2011	Non cash share issue in consideration for services provided by consultants	(i)	300,000	0.17	51,000
	Security issuance costs				(563,025)
Year ended June 30, 2011			41,240,912		7,220,655
September 15, 2011	Shares to investors as part of at-the-market facility		196,000	0.19	36,827
September 19, 2011	Shares to investors as part of at-the-market facility		4,913,630	0.21	1,031,094
September 20, 2011	Shares to investors as part of at-the-market facility		1,211,970	0.18	223,976
November 17, 2011	Shares to investors as part of at-the-market facility		1,052,000	0.16	169,980
November 23, 2011	Shares to investors as part of at-the-market facility		2,736,530	0.17	461,556
December 22, 2011	Exercise of options – employees		91,865	-	36,746
December 22, 2011	Exercise of options – consultants		250,000	-	83,790
January 9, 2012	Shares to investors as part of at-the-market facility		3,396,190	0.16	536,228
January 10, 2012	Shares to investors as part of at-the-market facility		712,350	0.15	103,893
January 11, 2012	Shares to investors as part of at-the-market facility		703,140	0.15	102,263
January 17, 2012	Shares to investors as part of at-the-market facility		312,070	0.15	45,687
January 30, 2012	Shares to investors as part of at-the-market facility		145,000	0.16	22,570
February 1, 2012	Non cash share issue in consideration for services provided by consultants	(i)	405,150	0.16	65,549
February 1, 2012	Shares to investors as part of at-the-market facility		110,000	0.17	18,700
February 7, 2012	Shares to investors as part of at-the-market facility		745,000	0.16	119,271
February 8, 2012	Shares to investors as part of at-the-market facility		1,250,030	0.17	207,627
February 9, 2012	Shares to investors as part of at-the-market facility		1,228,820	0.18	217,609
February 10, 2012	Shares to investors as part of at-the-market facility		460,110	0.18	83,430
February 16, 2012	Shares to investors as part of at-the-market facility		311,380	0.16	50,168
March 1, 2012	Shares to investors as part of at-the-market facility		183,000	0.16	29,042
March 21, 2012	Shares to investors as part of at-the-market facility		1,000,000	0.16	159,647
March 21, 2012	Non cash share issue in consideration for services provided by consultants	(i)	200,000	0.16	32,000
March 29, 2012	Shares to investors as part of at-the-market facility		265,500	0.17	44,333
May 21, 2012	Shares to investors as part of at-the-market facility		366,020	0.16	59,799
May 25, 2012	Shares to investors as part of at-the-market facility		448,280	0.16	72,945
	Security issuance costs				(221,472)
Year ended June 30, 2012			22,694,035		3,793,258

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

March 2, 2010, September 27, 2010, March 4, 2011, June 27, 2011, February 1, 2012 and March 21, 2012

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

(c) Movements in Options

June 30,
2012		2011		2010
Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	-	2,701,644	-	2,701,644	14,279,133	2,701,644

Movement during the year	-	-	-	-	(14,279,133)	-

End of the year	-	2,701,644	-	2,701,644	-	2,701,644

Details of option grants are as follows:

Date	Details	Exercise Price		Number	Fair Value	A$
Year ended June 30, 2009			-	-	-	-
November 30, 2009	Options to investors expired unexercised	A$	0.446	14,279,133	-	-
Year ended June 30, 2010				14,279,133		-

There was no movement in options during the financial years ended June 30, 2012 and 2011.

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

(e) Shares Issued after Reporting Date

After reporting date the following equity issues occurred:

Date	Details	Notes	Number	Issue Price A$	A$
August 24, 2012	Shares to investors as part of at-the-market facility		1,364,190	0.17	237,371
August 27, 2012	Shares to investors as part of at-the-market facility		1,656,440	0.17	286,425
August 28, 2012	Shares to investors as part of at-the-market facility		52,000	0.17	8,869
August 29, 2012	Shares to investors as part of at-the-market facility		164,770	0.17	28,153
August 31, 2012	Shares to investors as part of at-the-market facility		347,000	0.17	58,055
September 3, 2012	Shares to investors as part of at-the-market facility		816,330	0.17	137,303
September 4, 2012	Shares to investors as part of at-the-market facility		169,060	0.16	27,680
September 14, 2012	Shares to investors as part of at-the-market facility		1,249,450	0.19	242,382
September 17, 2012	Shares to investors as part of at-the-market facility		2,507,610	0.20	509,679
September 18, 2012	Shares to investors as part of at-the-market facility		354,500	0.20	70,817
September 25, 2012	Shares to investors as part of at-the-market facility		1,196,500	0.25	296,685
September 26, 2012	Shares to investors as part of at-the-market facility		189,210	0.24	45,948
September 27, 2012	Shares to investors as part of at-the-market facility		121,350	0.22	26,951
September 28, 2012	Shares to investors as part of at-the-market facility		20,700	0.22	4,643

			10,209,110		1,980,962

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14. RESERVES

		Years Ended June 30,
	Notes	2012	2011	2010

(a)Share Based Payments
28,360,328 (2011: 26,043,956) options for fully paid ordinary shares	15(b)	7,664,454	7,525,998	6,613,582
380,000 (2011: 380,000) options for ADRs	15(c)	1,515,434	1,515,434	1,515,434
Nil (2011: Nil) warrants for ADRs	15(d)	453,563	453,563	453,563

		9,633,451	9,494,995	8,582,579

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised.  Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

(b)Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2012		2011		2010
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	26,043,956	7,525,998	26,419,378	6,613,582	13,335,167	5,158,335
Issued during the year	4,158,674	286,866	8,712,645	1,063,032	15,704,609	1,330,403
Expired during the year	-	-	(8,191,484)	-	(2,200,000)	-
Forfeited during the year	(1,500,437)	(75,022)	(80,000)	(2,266)	-	-
Amortization of option expenses	-	47,148	-	41,298	-	214,951
Exercised during the year (Note 14(b))	(341,865)	(120,536)	(816,583)	(189,648)	(420,398)	(90,107)

End of the year	28,360,328	7,664,454	26,043,956	7,525,998	26,419,378	6,613,582

Details of option grants are summarized as follows.
Year ended June 30, 2010:
•     On September 2, 2009, the Company granted options to purchase 80,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 19) in recognition of services rendered to the Company.  The options are exercisable at A$nil consideration and expired on October 31, 2010.
•     On November 27, 2009, the Company granted options to purchase 10,000,000 ordinary shares to investors as part of a capital raising.  The options are exercisable at A$0.30 consideration and expire on September 11, 2013.  The fair value of the options is A$0.09.
•     On November 27, 2009, the Company granted options to purchase 3,500,000 ordinary shares to consultants in recognition of services rendered to the Company.  The options are exercisable at A$0.30 consideration and expired on September 23, 2012.
•     On June 8, 2010, the Company granted options to purchase 645,853 ordinary shares to employees under the 2004 ASX Plan (see Note 19) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$nil consideration and expire on August 7, 2014.  The fair value of the options is A$0.14.
•     On June 8, 2010, the Company granted options to purchase 60,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 19) in recognition of services rendered to the Company.  The options are exercisable at A$nil consideration and expire on August 7, 2014.  The fair value of the options is A$0.14.
•     On June 8, 2010, the Company granted options to purchase 418,756 ordinary shares to employees under the 2004 ASX Plan (see Note 19) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$0.15 consideration and expire on March 31, 2014.  The fair value of the options is A$0.13.
•     On June 8, 2010, the Company granted options to purchase 1,000,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 19) in recognition of services rendered to the Company.  The options are exercisable at A$0.15 consideration and expire on March 31, 2014.  The fair value of the options is A$0.11.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14. RESERVES (continued)

Year ended June 30, 2011:
•     On October 8, 2010, the Company granted options to purchase 200,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 19) in recognition of services rendered to the Company.  The options are exercisable at A$nil consideration and expire on August 7, 2014.  The fair value of the options is A$0.12.
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

Year ended June 30, 2012:
•     On December 19, 2011, the Company granted options to purchase 1,650,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 19) in recognition of services rendered to the Company.  The options are exercisable at A$0.25 consideration and expire on December 19, 2014.  The fair value of the options is A$0.05.
•     On December 19, 2011, the Company granted options to purchase 850,437 ordinary shares to employees under the 2004 ASX Plan (see Note 19) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$0.25 consideration and expire on December 19, 2014.  The fair value of the options is A$0.05.
•     On March 21, 2012, the Company granted options to purchase 650,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 19) in recognition of services rendered to the Company.  The options are exercisable at A$0.25 consideration and expire on March 20, 2017.  The fair value of the options is A$0.10.
•     On March 21, 2012, the Company granted options to purchase 1,008,237 ordinary shares to employees under the 2004 ASX Plan (see Note 19) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$0.25 consideration and expire on March 20, 2017.  The fair value of the options is A$0.10.

(c)Movements in Options for ADRs

	Years Ended June 30,
	2012		2011		2010
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

End of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

(d)Movement in Warrants for ADRs

	Years Ended June 30,
	2012		2011		2010
	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)
Beginning of the year (1)	-	453,563	-	453,563	-	453,563
End of the year	-	453,563	-	453,563	-	453,563

(1) Warrants exercisable at US$8.00 on or before June 4, 2009.  These warrants are convertible to ADRs, one ADR represents ten ordinary shares.  Warrants expired without being exercised on June 4, 2009.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2012	2011
15. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(84,904,612)	(78,473,427)
Net loss for the year	(5,239,469)	(6,431,185)

Balance at end of year	(90,144,081)	(84,904,612)

	Years Ended June 30,
	2012	2011	2010
16. CASH FLOW INFORMATION

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(5,239,469)	(6,431,185)	(4,906,922)

Non-cash items
Depreciation of property and equipment	19,621	31,577	35,290
Non-cash issue of equity in consideration of operating expenses	310,835	144,569	730,478
Loss on disposal of plant and equipment	762	268	-
Foreign exchange (gain) loss	(48,870)	149,532	2,017
(Gain) loss on fair value of financial liabilities	(23,669)	12,548	-

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	(1,547,463)	(2,548)	(299)
Decrease (increase) in other current assets	21,913	1,389,015	(1,294,170)
(Decrease) increase in trade and other payables	(435,779)	151,410	640,275
(Decrease) increase in other current liabilities	50,831
Decrease (increase) in provision for employee entitlements	45,382	(3,333)	84,392

Net cash flows used in operating activities	(6,845,906)	(4,558,147)	(4,708,939)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	5,636,469	8,838,245	5,227,298

Closing cash and cash equivalents balance	5,636,469	8,838,245	5,227,298

(c)Non-Cash Financing and Investing Activities

During the years ended June 30, 2012, 2011 and 2010, the Company issued shares and granted options in connection with non-cash transactions.  See Notes 14(b) and 15(b).

17. EXPENDITURE COMMITMENTS

The Company has non-cancelable operating leases contracted for but not capitalized in the financial statements.  The Company has commitments under these contracts within one year of A$49,284 and greater than one year but less than three years of A$11,616.  The property lease is a non-cancellable lease with a 12 month term, with rent payable monthly in advance.  The property lease commenced November 1, 2011 and expires on October 31, 2012.  The photocopier lease is a non-cancellable lease with a 48 month term, with rent payable monthly in advance.  The photocopier lease commenced April 1, 2012 and expires on March 31, 2016.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 21.

The Company has commitments under research and development contracts within one year of A$4,508,762 and greater than one year but less than three years of A$2,084,805.  For the fiscal year ended June 30 2011, commitments under research and development contracts within one year were A$801,663 and greater than one year but less than three years of A$53,398.  For the fiscal year ended June 30, 2010, commitments under research and development contracts within one year were A$2,151,895 and greater than one year but less than three years were A$86,335.  For the fiscal year ended June 30, 2009, commitments under research and development contracts within one year were A$485,861 and greater than one year but less than three years were A$43,028.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

Majority of the contracts for the Company’s research and development programs have termination notice periods of 30 days.  In addition, the Company has the ability to scale down its operations and prioritize its research and development programs in neurology to reduce capital expenditure as stated in Note 1.

18. SHARE BASED PAYMENTS

(a) Employee and Consultant Plans

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of employee and consultant plans designed to reward directors, employees and consultants for their contributions to the Company.  The plans are to be used as a method of retaining key personnel for the growth and development of the Company.  Due to Prana’s U.S. presence, a U.S. plan (the 2004 ADS Plan) and an Australian plan (the 2004 ASX Plan) were developed.

At June 30, 2012, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 17 consultants under the 2004 ASX Plan.  At June 30, 2011, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan.  At June 30, 2010, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan.  At June 30, 2009, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan.

At the 2004 Annual General Meeting, shareholders authorized the Company to issue in the aggregate up to 12 million ordinary shares under the two plans.  This was increased to 22 million ordinary shares at the 2005 Annual General Meeting and further increased to 30 million ordinary shares at the 2007 Annual General Meeting, 45 million ordinary shares at the 2008 Annual General Meeting and 60 million ordinary shares at the 2009 Annual General Meeting.  The Share Plan Committee, a sub-committee of the Remuneration Committee administers the two plans and is able to change the terms of the equity issued under them from the default terms.

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

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2012		2011		2010
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	4,031,311	0.05	12,055,394	0.16	12,471,183	0.14
Issued during the year	4,158,674	0.25	200,000	Nil	2,204,609	0.10
Exercised during the year	(341,865)	Nil	(816,583)	Nil	(420,398)	Nil
Expired during the year	-	-	(7,327,500)	0.23	(2,200,000)	Nil
Lapsed during the year	(1,500,437)	0.25	-	-	-	-
Forfeited during the year	-	-	(80,000)	Nil	-	-

Outstanding at year end	6,347,683	0.14	4,031,311	0.05	12,055,394	0.16

Exercisable at year end	5,326,993	0.16	3,010,621	0.07	8,477,204	0.23

The range of exercise prices of options outstanding at period end is nil to A$0.25.  These options have a weighted average remaining contractual life of 2.77 years.  The weighted average fair value of options granted during the period was determined in accordance with Note 1(q) as A$0.07, A$0.12 and A$0.12 for the years ended June 30, 2012, 2011 and 2010, respectively.  The weighted average assumptions in calculating fair value were as follows:
•                risk-free interest rate of 3.35% for 2012 and 4.63% for 2011;
•               no dividends;
•               expected volatility of 72% for 2012 and 111% for 2011; and
•               expected life of 3.80 years for 2012 and 3.91 years for 2011.

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

19.    SHARE BASED PAYMENTS (continued)

Expected life – This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical trend of option holders to exercise their option near the date of expiry.  As a result the expected life is considered to equal the period from grant date to expiry date.

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2012	2011	2010
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	6,643,466	5,661,883	5,076,485
Issued during the year (1)	651,865	981,583	585,398

End of the financial year	7,295,331	6,643,466	5,661,883

(1) In the years ended June 30, 2012, 2011 and 2010 this includes options to purchase 341,865, 816,583 and 420,398 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2012			2011			2010
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
		US$	5.00		US$	5.00		US$	5.00
Beginning of the year	380,000	A$	(4.92)	380,000	A$	(4.72)	380,000	A$	(5.84)
Issued during the year 1	-		-	-		-	-		-

Outstanding at year end	380,000	US$	5.00	380,000	US$	5.00	380,000	US$	5.00
		A$	(4.92)		A$	(4.72)		A$	(5.84)

		US$	5.00		US$	5.00		US$	5.00
Exercisable at year end 1	380,000	A$	(4.92)	380,000	A$	(4.72)	380,000	A$	(5.84)

1   These options are exercisable into ADRs (one option granted under the 2004 ADS Plan is exercisable for one ADR which represents ten ASX shares)

The benefit to executives, employees, director and consultants is recognized in the financial statements over the period in which the services are provided. Refer to Notes 14, 15 and 22 for further information.

Options granted that have not been exercised carry no dividend rights or right to vote.

 20.   SUBSEQUENT EVENTS

Since the end of the reporting period to the time the financial statements were authorized for issue, the Company sold 1,020,911 of its ADRs for aggregate gross proceeds of approximately A$1.98 million (US$2.07 million) through its “at-the-market” facility.

On October 1, 2012, the Company announced that it raised approximately A$6.0 million through a placement of 32,500,000 ordinary fully paid shares (equivalent to 3.25 million ADRs listed on the NASDAQ Capital Market) at a price of A$0.185 per share.  The capital was raised in order to support the Company’s two ongoing Phase II clinical trials, the IMAGINE trial and Reach2HD trial.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2012	2011	2010
21. LOSS PER SHARE
Basic and diluted loss per share (cents per share)	(1.82)	(2.60)	(2.16)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	287,765,812	247,578,570	227,527,388

The options and warrants in place do not have the effect of diluting the loss per share.

22. KEY MANAGEMENT PERSONNEL COMPENSATION

(a) The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Brian Meltzer	Non-Executive Independent Director
George Mihaly	Non-Executive Independent Director
Peter Marks	Non-Executive Independent Director
Lawrence Gozlan	Non-Executive Independent Director (appointed August 8, 2011)

(b) The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Richard Revelins	Company Secretary and Chief Financial Officer

(c) Key Management Personnel Remuneration

Remuneration of all key management personnel of the Company is determined by the Board of Directors following recommendation by the Remuneration Committee.

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

The Company's remuneration policy is not solely based on the Company's performance, but also on industry practice.

The Company's primary focus is research activities with a long term objective of developing and commercializing its research and development results.

The Company envisages its performance in terms of earnings will remain negative whilst the Company continues in the research and clinical trials.  Shareholder wealth reflects this speculative and volatile market sector.  This pattern is indicative of the Company's performance over the past four years.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.    KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2012 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Options A$	Total A$
Geoffrey Kempler (1)	388,164	-	28,415	-	416,579
Brian Meltzer	82,569	-	7,431	-	90,000
George Mihaly	75,000	-	-	-	75,000
Peter Marks	55,000	-	-	-	55,000
Lawrence Gozlan (2)	36,667	-	-	-	36,667
	637,400	-	35,846	-	673,246

(1)
In accordance with his employment contract, long service leave has been accrued for Mr. Kempler.  At June 30, 2012, A$57,254 had been accrued.  Out of this sum, no amounts were paid in the financial year ended June 30, 2012.

(2)	Mr. Lawrence Gozlan was appointed to the Board of Directors on August 8, 2011.

	Short Term Benefits		Post-Employment	Equity
2011 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Options A$	Total A$
Geoffrey Kempler (1)	363,865	-	39,537	-	403,402
Brian Meltzer	82,569	-	7,431	-	90,000
George Mihaly	75,000	-	-	-	75,000
Peter Marks	55,000	-	-	-	55,000
Paul Marks (2)	18,349	-	1651	-	20,000
	594,783	-	48,619	-	643,402

(1)
In accordance with his employment contract, long service leave has been accrued for Mr. Kempler.  At June 30, 2011, A$39,274 had been accrued.  Out of this sum, no amounts were paid in the financial year ended June 30, 2011.

(2)	Mr. Paul Marks resigned from the Board of Directors on January 4, 2011.

	Short Term Benefits		Post-Employment	Equity
2010 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Options A$	Total A$
Geoffrey Kempler (1) (2)	366,729	-	36,673	92,724	496,126
Brian Meltzer (1)	82,569	-	7,431	27,817	117,817
George Mihaly (1)	75,000	-	-	27,817	102,817
Peter Marks (1)	55,000	-	-	12,328	67,328
Paul Marks	16,820	-	1,514	-	18,334
	596,118	-	45,618	160,686	802,422

(1)
This includes equity issued as per the Annual General Meetings held on November 30, 2006, November 30, 2005 and November 30, 2004.  As per Australian accounting standards, the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options.  As a result, the value does not reflect the current market price of the Company's shares.  Management believes that if the options issued in 2004 and 2006 were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days.

The option price of options approved at the November 30, 2004 Annual General Meeting was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: November 17, 2004 Pricing Model: American Option Type: Call Barrier Type: Up and In Strike Price: A$0.00 Spot Price: A$0.56	Barrier: A$1.00 Days to Expiry: 208 Volatility: 70% Risk-free Interest Rate: 5.05% Expected Dividends: A$0.00 Option Price: A$0.51

The option price of options approved at the November 30, 2005 Annual General Meeting was calculated using the Barrier Pricing Model applying the following inputs:

Grant Date: November 30, 2005 Pricing Model: American Option Type: Call Barrier Type: Up and In Strike Price: A$0.00 Spot Price: A$0.21	Barrier: A$1.00 Days to Expiry: 1609 Volatility: 110% Risk-free Interest Rate: 5.35% Expected Dividends: A$0.00 Option Price: A$0.18

(2)
In accordance with his employment contract, long service leave has been accrued for Mr. Kempler.  At June 30, 2010, A$27,134 had been accrued.  Out of this sum, no amounts were paid in the year ended June 30, 2010.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2012 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Options A$	Total A$
Richard Revelins	81,681	-	-	-	81,681
Dianne Angus (1) (2)	315,637	-	28,407	30,806	374,850

	397,318	-	28,407	30,806	456,531

(1)
In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2012, A$62,659 had been accrued.  Out of this sum, no amounts were paid in the year ended June 30, 2012.

(2)	Ms. Angus received unlisted options during the year ended June 30, 2012. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: May 21, 2012	Volatility: 84.90%
Exercise Price: A$0.25	Risk-free Interest Rate: 3.87%
Stock Price: A$0.16	Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: A$0.0976

	Short Term Benefits		Post-Employment	Equity
2011 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Options A$	Total A$
Richard Revelins	80,000	-	-	-	80,000
Dianne Angus (1) (2)	315,637	150,000	41,907	-	507,544

	395,637	150,000	41,907	-	587,544

(1)
In accordance with her employment contract, long service leave has been accrued for Ms. Dianne Angus. At June 30, 2011, A$56,334 had been accrued.  Out of this sum, no amounts were paid in the year ended June 30, 2011.

(2)	During the year ended June 30, 2011, Ms. Angus received a payment of A$150,000 in consideration of reducing her termination payment by nine (9) months.

	Short Term Benefits		Post-Employment	Equity
2010 Executives’ Remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Options A$	Total A$
Richard Revelins (1)	80,000	-	-	-	80,000
Dianne Angus (2) (3) (4) (5)	296,153	50,000	31,154	52,662	429,969

	376,153	50,000	31,154	52,662	509,969

(1)
This includes equity issued as per the Annual General Meetings held on November 30, 2005 and November 30, 2004.  As per Australian accounting standards, the options issued to Directors were valued at grant date and are being expensed over the anticipated life of the options.  As a result, the value does not reflect the current market price of the Company's shares.  Management believes that if the options issued in 2004 and 2006 were valued in today's market, they would have minimal intrinsic value given the market condition attached to the options that the share price must reach A$1.00 for five consecutive trading days.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

(2)
This includes equity issued to Ms. Angus in the 2009 financial year.  As per Australian accounting standards the options issued to Ms. Angus were valued at grant date and are being expensed over the anticipated life of the options.  See the 2009 remuneration table below for valuations of the options issued to Ms. Angus during the 2009 year.

(3)	Ms. Angus received unlisted options during the year ended June 30, 2010. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: May 27, 2010	Volatility: 88%
Exercise Price: A$0.15	Risk-free Interest Rate: 4.75%
Stock Price: A$0.15	Dividend Yield: 0%
Years to Expiry: 3.85	Option Price: A$0.10

(4)
Ms. Angus received a salary increase during the year ended June 30, 2010 to an annual salary of A$315,637 plus 9% superannuation, from A$292,256 plus 9% superannuation.  During the year Ms. Angus received a cash bonus of A$50,000 in accordance with her employment contract in relation to her performance during 2009 and continued commitment to the Company.

(5)
In accordance with her employment contract, long service leave has been accrued for Ms. Dianne Angus. At June 30, 2010, A$49,517 had been accrued.  Out of this sum, no amounts were paid in the year ended June 30, 2010.

The following Director was under contract during the year ended June 30, 2012:

Directors	Duration	Notice Requirements		Termination
Mr. Geoffrey Kempler	Until termination by either party Signed September 21, 2007	For Good Reason Mr. Kempler may terminate with 30 days notice Or Without Cause the Company may terminate with 90 days notice	● ● ●
Pay Mr. Kempler within ninety (90) days of the termination date A$1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options

		Without Good Reason Mr. Kempler may terminate with 90 days notice Or With Cause the Company may terminate with 30 days notice	●	Bonus pro-rate only if termination occurs in 1st year

The following Senior Executives were under contract during the year ended June 30, 2012:

Key Management Personnel	Duration	Notice Requirements		Termination
Ms Dianne Angus	Until termination by either party Signed October 2, 2006 Letter Agreement signed June 12, 2007	For Good Reason Ms Angus may terminate with 30 days notice Or Without Cause the Company may terminate with 120 days notice	● ● ●
Pay remuneration entitlements three months from the time of termination (less any payout made for the notice period).  The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice Or With Cause the Company may terminate without notice	● ●	Permitted to keep and/or exercise options that have vested at the time of termination Accrued entitlements including all unreimbursed business expenses

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2012	2011	2010
23. AUDITORS’ REMUNERATION

- audit fees: current year	145,000	132,000	140,672
- audit fees: internal control*	-	-	45,000
- audit fees: other public filings in relation to equity filings	-	85,000	26,637
	145,000	217,000	212,309

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

24.   RELATED PARTY TRANSACTIONS

a.	Equity Interests in Subsidiaries
Prana Biotechnology Limited owns 100% of its subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Ltd.

 b.  Key Management Personnel Remuneration
Details of key management personnel remuneration is disclosed in Note 22 to the financial statements.

 c.  Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2011	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2012
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	756,000	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan (4)	-	-	-	-	-
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	100,000	-	-	(100,000)	-

	17,771,751	-	-	656,000	18,427,751

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

Fully Paid Ordinary Shares of the Company	Balance July 1, 2010	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2011
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Paul Marks (3)	8,589,361	-	-	-	8,589,361
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	250,000	-	-	(150,000)	100,000

	26,511,112	-	-	(150,000)	26,361,112

Fully Paid Ordinary Shares of the Company	Balance July 1, 2009	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2010
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Paul Marks (2)	8,589,361	-	-	-	8,589,361
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	250,000	-	-	-	250,000

	26,511,112	-	-	-	26,511,112

(1) Net change other refers to shares purchased or sold during the financial year.
(2) Balance at date of appointment, January 14, 2010.
(3) Balance at date of retirement, January 4, 2011.
(4) Balance at date of appointment, August 8, 2011.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

24.  RELATED PARTY TRANSACTIONS (continued)

Share Options of the Company	Balance July 1, 2011 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2012 fiscal year	Balance June 30, 2012 No.	Total Vested and Exercisable June 30, 2012 No.	Total Unvested June 30, 2012 No.
Geoffrey Kempler	-	-	-	-	-	-	-	-	-
Brian Meltzer	-	-	-	-	-	-	-	-	-
George Mihaly	-	-	-	-	-	-	-	-	-
Peter Marks	-	-	-	-	-	-	-	-	-
Lawrence Gozlan3	-	-	-	-	-	-	-	-	-
Richard Revelins	-	-	-	-	-	-	-	-	-
Dianne Angus	1,737,093	315,637	-	-	-	-	2,052,730	1,857,893	194,837

	1,737,093	315,637	-	-	-	-	2,052,730	1,857,893	194,837

Share Options of the Company	Balance July 1, 2010 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2011 fiscal year	Balance June 30, 2011 No.	Total Vested and Exercisable June 30, 2011 No.	Total Unvested June 30, 2011 No.
Geoffrey Kempler	2,000,000	-	-	-	(2,000,000)	-	-	-	-
Brian Meltzer	650,000	-	-	-	(650,000)	-	-	-	-
George Mihaly	650,000	-	-	-	(650,000)	-	-	-	-
Peter Marks	650,000	-	-	-	(650,000)	-	-	-	-
Paul Marks2	701,754	-	-	-	(701,754)	-	-	-	-
Richard Revelins	350,000	-	-	-	(350,000)	-	-	-	-
Dianne Angus	1,987,093	-	-	-	(250,000)	-	1,737,093	1,542,256	194,837

	6,988,847	-	-	-	(5,251,754)	-	1,737,093	1,542,256	194,837

Share Options of the Company	Balance July 1, 2009 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2010 fiscal year	Balance June 30, 2010 No.	Total Vested and Exercisable June 30, 2010 No.	Total Unvested June 30, 2010 No.
Geoffrey Kempler	3,000,000	-	-	-	(1,000,000)	-	2,000,000	1,000,000	1,000,000
Brian Meltzer	950,000	-	-	-	(300,000)	-	650,000	350,000	300,000
George Mihaly	950,000	-	-	-	(300,000)	-	650,000	350,000	300,000
Peter Marks	950,000	-	-	-	(300,000)	-	650,000	350,000	300,000
Paul Marks1	701,754	-	-	-	-	-	701,754	701,754	-
Richard Revelins	650,000	-	-	-	(300,000)	-	350,000	350,000	-
Dianne Angus	1,694,837	292,256	-	-	-	-	1,987,093	1,792,256	194,837

	8,896,591	292,256	-	-	(2,200,000)	-	6,988,847	4,894,010	2,094,837

For further information on equity entitlements under employment contracts, refer to Note 21.
1 Balance at date of appointment, January 14, 2010.
2 Balance at date of retirement, January 4, 2011.
3 Balance at date of appointment, August 8, 2011.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

25.   SEGMENT INFORMATION

The Company’s activities are predominantly within Australia and cover research into Alzheimer’s,  Huntington’s and Parkinson’s diseases and other major age-related degenerative disorders.

26.   FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

(a)   Market Risk

(i)  Foreign Currency Risk

The Company engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet it's foreign currency payments. The Company does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2012	2011
	A$	A$
Cash and cash equivalents ($USD)	3,925,155	2,199,896
Cash and cash equivalents (€EUR)	240,986	264,165
Cash and cash equivalents (£GBP)	523	514
Trade and other payables ($USD)	(20,679)	(124,568)
Trade and other payables (€EUR)	-	-
Trade and other payables (£GBP)	(13,839)	-
Total exposure	4,132,146	2,340,007

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates.  The variables for USD, EUR and GBP being 4%, 7% and 16% respectively.  All the amounts in the table below are displayed in A$.

Based on the financial instruments held at June 30, 2012, had the Australian dollar weakened/strengthened by 4% against the US dollar and 7% against the EURO with all other variables held constant, the Company's post-tax profit for the year would have been A$165,937 lower/A$180,825 higher (2011: A$97,104 lower/A$106,358 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table.  The Company’s exposure to other foreign exchange movements is not material.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.         FINANCIAL INSTRUMENTS (continued)

(ii)  Interest Rate Risk

The Company has an exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Company’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2012, the Company had the following cash accounts:

•           A$63,196 in an Australia dollar transaction account at an interest rate of 0.20% as of June, 2012;
•           A$1,406,099 in an Australia Business Cash High Interest account at an interest rate of 3.50% as of June 2012;
•           US$3,986,260 (A$3,923,676) in U.S. checking accounts at an interest rate of 0% as of June 30, 2012;
•           EUR$194,562 (A$240,887) in a EUR checking account at a variable interest rate of 0% as of June 30, 2012;
•           A$37,837 in a six month term deposit at a fixed interest rate of 4.00% which matures on 11 August 2012;
•           A$200 in petty cash which does not earn any interest;
•           GBP$340 (A$523) in petty cash which does not earn any interest;
•           SEK$970 (A$136) in petty cash which does not earn any interest;
•           INR$9,930 (A$174) in petty cash which does not earn any interest;
•           US$1,503 (A$1,479) in petty cash which does not earn any interest; and
•           EUR$80 (A$99) in petty cash which does not earn any interest.

The weighted average interest rate is 0.88% for cash and cash equivalents and 1.42% for terms deposits over three months and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

At June 30, 2011, the Company had the following cash accounts:

•           A$230,617 in Australia dollar checking accounts at variable interest rates ranging from 0% to 2.11% as of June 30, 2011;
•           A$126,482 in Australia dollar transaction accounts at variable rates ranging from 0% to 0.85% as of June, 2011;
•           A$6,016,019 in an Australia Business Cash High Interest accounts at an interest rate of 4.75% as of June 2011;
•           US$2,330,402 (A$2,199,433) in a U.S. checking account at a interest rate of 0% as of June 30, 2011;
•           EUR$194,402 (A$264,056) in a EUR checking account at a variable interest rate of 0% as of June 30, 2011;
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

The weighted average interest rate is 3.30% for cash and cash equivalents and 1.74% for terms deposits over three months and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.   FINANCIAL INSTRUMENTS (continued)

Receivables and payables are non-interest bearing.

The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2012	Floating Interest Rate		Fixed Interest Maturing in			Non-Interest bearing		Total		Average Interest Rate

			1 year or less		1-5 years
Financial Assets
Cash and cash equivalents	A$	5,633,858		-	-	A$	2,611	A$	5,636,469	0.80%
Trade and other receivables		-		-	-	A$	1,550,836	A$	1,550,836
Other current assets		-	A$	37,837	-		68,675	A$	106,512	1.42%

Total Financial Assets	A$	A$5,633,858	A$	37,837	-	A$	1,622,122	A$	7,293,817

Financial Liabilities
Payables		-		-	-	A$	961,954	A$	961,954
Other financial liabilities		-		-	299,012	A$	36,891	A$	335,903	0.83%

Total Financial Liabilities		-		-	299,012	A$	998,845	A$	1,297,857

June 30, 2011	Floating Interest Rate		Fixed Interest Maturing in			Non-Interest bearing		Total		Average Interest Rate

			1 year or less		1-5 years
Financial Assets
Cash and cash equivalents	A$	8,836,607		-	-	A$	1,638	A$	8,838,245	3.30%
Trade and other receivables		-		-	-	A$	3,373	A$	3,373
Other current assets		-	A$	37,837	-	A$	90,588	A$	128,425	1.74%

Total Financial Assets	A$	8,836,607	A$	37,837	-	A$	95,599	A$	8,970,043

Financial Liabilities
Payables		-		-	-	A$	1,395,827	A$	1,395,827
Other financial liabilities		-		-	289,542	A$	70,030	A$	359,572	0.63%

Total Financial Liabilities		-		-	289,542	A$	1,465,857	A$	1,755,399

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.   FINANCIAL INSTRUMENTS (continued)

(b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company.  The Company has no significant concentration of credit risk and it is not the Company’s policy to hedge credit risk.

The Company ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.

There has been no significant change in the Company’s exposure to credit risk since the previous year.  The carrying amount of the Company’s financial assets represent the maximum credit exposure.

(c)   Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.  The Company manages liquidity risk by maintaining sufficient bank balances to fund its operations and the availability of funding through committed credit facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

	Maturities of Financial Liabilities

2012	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts
		Consolidated Entity
Trade and other payables	961,954	-	-	961,954	961,954
ADDF Convertible Promissory Note	-	-	299,012	299,012	299,012
Total	961,954	-	299,012	1,260,966	1,260,966

2011
		Consolidated Entity
Trade and other payables	1,395,827	-	-	1,395,827	1,395,827
ADDF Convertible Promissory Note	-	-	289,542	289,542	289,542
Total	1,395,827	-	289,542	1,685,369	1,685,369

(d) Capital Risk Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value.  In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company's constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in Notes 14, 15 and 16.  By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company's Management the Board monitors the need to raise additional equity from the equity markets.

(e) Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

27.   ADDITIONAL COMPANY INFORMATION

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

Dated: October 4, 2012