Form 20-F
period 2013-06-30
PRANA BIOTECHNOLOGY LTD
filed 2013-10-22
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2013

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

Ordinary Shares, as of June 30, 2013…………………..381,610,426

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

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8 (File No. 333-153669) and our Registration Statements on Form F-3 (Files No. 333-173375, 333-174278 and 333-190908).

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

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	70

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB.  Our consolidated financial statements appearing in this annual report comply with both the IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated.  The following selected consolidated financial data as of June 30, 2013 and 2012 and for the years ended June 30, 2013, 2012 and 2011 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of June 30, 2011, 2010 and 2009 and for the years ended June 30, 2010 and 2009 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	Year Ended June 30,
	2013	2012	2011	2010	2009
	(in A$, except loss per share and number of shares)

Revenue from continuing operations	150,867	186,664	156,135	215,008	428,193
Other income	4,488,526	2,340,851	6,785	-	-
Research and development expenses, net	(7,946,005)	(4,228,719)	(2,758,381)	(666,381)	(3,027,444)
Corporate personnel expenses	(2,556,243)	(1,858,562)	(1,965,408)	(2,508,845)	(3,020,718)
Intellectual property expenses	(294,894)	(261,706)	(399,237)	(431,082)	(1,107,534)
Auditor and accounting expenses	(166,086)	(153,597)	(157,436)	(168,909)	(129,998)
Travel expenses	(131,710)	(91,624)	(159,971)	(234,555)	(195,251)
Public relations and marketing expenses	(136,186)	(124,970)	(110,646)	(130,090)	(222,679)
Depreciation expenses	(23,130)	(19,621)	(31,577)	(35,290)	(34,190)
Other expenses	(1,187,083)	(1,107,283)	(857,281)	(940,699)	(978,875)
Foreign exchange gain (loss)	140,761	45,959	(145,377)	(6,079)	(6,723)
Gain (loss) on fair value of financial liabilities	(126,059)	33,139	(8,791)	-	772,430
Net loss	(7,787,242)	(5,239,469)	(6,431,185)	(4,906,922)	(7,522,789)
Loss per share (cents per share) – basic and diluted	(2.30)	(1.82)	(2.60)	(2.16)	(3.72)
Weighted average number of ordinary shares outstanding - basic and diluted	338,700,006	287,765,812	247,578,570	227,527,388	202,357,885

Balance Sheet Data

	As at June 30,
	2013	2012	2011	2010	2009
	(in A$ )
Cash and cash equivalents	13,346,760	5,636,469	8,838,245	5,227,298	4,304,977
Working capital	13,883,832	5,537,559	6,852,456	5,135,625	3,643,502
Total assets	17,073,821	7,341,868	9,010,952	6,801,417	4,597,250
Net assets	13,974,713	5,623,447	6,931,202	5,229,316	3,749,816
Issued capital	101,379,111	86,134,077	82,340,819	75,120,164	70,188,989
Share based payment reserves	10,526,925	9,633,451	9,494,995	8,582,579	7,127,332
Accumulated deficit during development stage	(97,931,323)	(90,144,081)	(84,904,612)	(78,473,427)	(73,566,505)
Total equity	13,974,713	5,623,447	6,931,202	5,229,316	3,749,816

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on the noon market buying rate in New York City for cable transfers in Australian dollars as certified for customs purposes by the Federal Reserve Bank of New York, or the noon buying rate.

Year Ended June 30,	At Period End	Average Rate	High	Low
2009	0.8048	0.7480	0.9849	0.6005
2010	0.8567	0.8822	0.9405	0.7723
2011	1.0597	0.9894	1.1011	0.8323
2012	1.0161	1.0327	1.1080	0.9387
2013	0.9146	1.0273	1.0624	0.9112

Month	High	Low
April 2013	1.0581	1.0220
May 2013	1.0384	0.9527
June 2013	0.9791	0.9112
July 2013	0.9317	0.8998
August 2013	0.9232	0.8847
September 2013	0.9528	0.8893

The noon buying rate on October 18, 2013 was US$0.96 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

In the years ended June 30, 2013 and 2012, we raised A$3,210,069 and A$3,789,448, respectively, from the sale of our ordinary shares pursuant to our at-the-market offering facility and since June 30, 2013, we raised an additional A$7,310,115, from the sale of our ordinary shares pursuant to such facility.  In addition, in the year ended June 30, 2013, we raised A$13,034,746, in private placements and through a Share Purchase Plan (SPP).  However, to continue to meet our longer term business objectives, which would include advancement of our research and development programs, we will need to secure additional financing.  We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses.  We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners.  Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

We have incurred losses in every period since we began operations in 1997 and reported net losses of A$7,787,242, A$5,239,469 and A$6,431,185 during the fiscal years ended June 30, 2013, 2012 and 2011, respectively.  As of June 30, 2013, our accumulated deficit was A$97,931,323.  We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2.  We may never be able to achieve or maintain profitability.

We are a development stage company at an early stage in the development of pharmaceutical products and our success is uncertain.

We are a development stage company at an early stage in the development of our pharmaceutical products which are designed to treat the underlying causes of degeneration of the brain as the aging process progresses.  We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT2, to market or generate revenues from their commercial application.  Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results.  In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints.  Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development.  It is not possible to predict whether any of the drugs designed for these programs will prove to be safe, effective, and suitable for human use.  Each drug will require additional research and development, scale-up, formulation and extensive clinical testing in humans.  Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or to the lead compound or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, lead therapy or product candidate.  In addition, preliminary results seen in limited human testing may not be repeatable and substantiated in larger controlled clinical trials.

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

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial.  Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organizations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management  and monitoring.   Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs may increase.  Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials.

We rely on research institutions to conduct our clinical trials.  Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

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

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMEA.  These processes can take many years and require the expenditure of substantial resources.  Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications.  Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates.  We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel.  We have entered into employment or consultancy agreements with these individuals.  The loss of their services could negatively affect our business.  Competition among biotechnology and pharmaceutical companies for qualified employees is intense, and we may not be able to continue to attract and retain qualified management, technical and scientific  personnel critical to our success.  Our success is highly dependent on our ability to develop and maintain important  relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies.  These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.  In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

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

Our current or future products may not achieve market acceptance even if they are approved by regulatory authorities including, the TGA, FDA, EMEA  or any other regulatory authority.  The degree of market acceptance of such products will depend on a number of factors, including:

•	the receipt and timing of regulatory approvals for the uses that we are studying;

•
the establishment and demonstration to the medical community of the safety, clinical efficacy or cost-effectiveness of our product candidates and their potential advantages over existing therapeutics and technologies; and

•	the pricing and reimbursement policies of governments and third-party payors.

Physicians, patients, payors or the medical community in general may be unwilling to accept, use or recommend any of our products.

Our success depends upon our ability to protect our intellectual property and our proprietary technology and to operate without infringing the proprietary rights of third parties.

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

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the product candidates that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We also cannot guarantee that the active pharmaceutical ingredient will be suitable for high throughput encapsulation to produce drug products.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

We are dependent upon a sole manufacturer of our lead compound, PBT2, and on a sole manufacturer to encapsulate the compound and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

At this time, we typically rely on a single manufacturer to develop Good Manufacturing Practice, synthetic processes for our lead compounds.  Since 2008, our lead compound, PBT2, has been manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. This manufacturer enables efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington’s patients.  We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2.  We intend to continue rely on these manufacturers, subject to our ongoing appraisal of our manufacturing needs and financial position.  We may not be able to promptly find a replacement manufacturer, if required, without incurring material additional costs and substantial delays.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have no experience in marketing, sales or distribution of pharmaceutical products.  If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital.  Qualified personnel may not be available in adequate numbers or at a reasonable cost.  Further, our sales staff may not achieve success in their marketing efforts.  Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities.  We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialize our products successfully.  Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully.  Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

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

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations.  In particular, both unsuccessful and successful cyber attacks on companies have increased in frequency, scope and potential harm in recent years.  Such an event may result in our inability, or the inability of our partners, to operate the research and  development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404  of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADRs.

Risks Relating to Our Securities

Our stock price may be volatile and the U.S. trading market for our ADSs is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future.  During the last two fiscal years ended June 30, 2013 and subsequently until October 18, 2013, the market price for our ordinary shares on the ASX has ranged from as low as A$0.14 to a high of A$0.74 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as US$1.40 to a high of US$6.50.  The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term.   In March 2011, we issued 27,200,000 ordinary shares and options to purchase an additional 6,800,000 ordinary shares in a private placement.    In May 2011, we registered US$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3 filed on May 17, 2011.  In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility.  In August 2013 we issued a prospectus providing for the sale of up to US$47,184,000 of our ordinary shares under an amended “At-The-Market” facility.  From its inception and through October 18, 2013, we issued a total of 52,409,210 ordinary shares through our “at-the-market” facility.  In October 2012 and April 2013, we issued 32,500,000 and 25,641,030 ordinary shares, respectively, in private placements and in May 2013, we issued 10,370,488 ordinary shares in a share purchase plan offer.  Without shareholder approval, we may not issue more than 25% of our outstanding ordinary shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX.  Sales of our ADRs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders.  The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADRs who are U.S. residents face income tax risks.  There is a substantial risk that we are a passive foreign investment company, commonly referred to as PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADRs and would likely cause a reduction in the value of such ADRs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the last seven fiscal years, under a literal application of the asset test described above, which looks solely to market value.  We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2013.  If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules would apply to U.S. holders owning ADRs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.   United States residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADRs.

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules, with regard to, among other things, the composition of the board of directors and its committees, director nomination process, compensation of officers and quorum at shareholders’ meetings.  In addition, we may choose to follow Australian law instead of the NASDAQ Stock Market Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.  As of the date of this report, we have not elected to follow any home country practice instead of NASDAQ requirements.

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

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses, currently  focusing on Alzheimer’s disease, Huntington’s disease and Parkinson’s’ disease and other movement disorders. Other potential applications for our therapies include neurodegenerative disorders, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and age-related cataracts.  Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.

In August 2009, a key patent protecting our clinical drug asset PBT2 was granted by the European Patent Office, or the EPO.  The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington’s disease.  The European patent has a 20-year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions.  Also in August 2009, we received a notice of allowance from the United States Patent and Trade Mark Office, or USPTO, for our key patent protecting our clinical drug asset PBT2.  The patent was granted in November 2009.  The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and will expire on December 21, 2025.  It is possible that the patent may be further extended in the future under the pharmaceutical extension of term provisions that apply in the United States.  In April 2011, the Japanese Patent Office had granted the same patent, also entitled ‘8-Hydroxyquinoline derivatives’, with the claimed subject matter encompassing compounds and pharmaceutical compositions containing PBT2 and the use of the compounds for the treatment of Alzheimer’s disease.  The Japanese patent will expire on July 2023 and may be eligible for pharmaceutical extension of patent term for up to a further five years.  In November 2011, we received a notice of allowance from the USPTO, for our key patent protecting our product candidate for Parkinson’s disease, PBT434.  The patent is entitled ‘Neurologically Active Compounds’ and covers the composition of matter and pharmaceutical compositions of selected families of 8-hydroxy quinazolinone compounds, including PBT434. In March and April 2013, we also received a Notice of Grant from the Canadian Patent Office and European Patent Office, respectively, for our key patent protecting PBT434.  The patents, which are entitled, ‘Neurologically Active Derivatives’ cover the composition of matter of selected quinazolinone compounds, including PBT434. These two cases also included additional granted claims to the use of the compounds for the treatment of neurodegenerative diseases.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships.  In the three fiscal years ended June 30, 2013, our capital expenditures have totaled A$85,121.

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

Our intellectual property has been developed over an extended period through the collaborative efforts of highly regarded scientists and research institutions in this field. The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities, listed below, and through a team of scientists employed or engaged by our company who are based at the University of Melbourne:

•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

•	The University of Melbourne, Department of Pathology; and

•	The Mental Health Research Institute in Melbourne

Work conducted at these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease.  Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets and creation of a chemical library of metal protein attenuating compounds, or MPACs.  Our research efforts led to the development of a novel MPAC, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and currently a library of over 900 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT2 with the remaining MPACs of other chemical classes).  Our research program aims to find further and potentially more effective preferred compounds for the treatment of Alzheimer’s disease, as well as Huntington’s disease, Parkinson’s disease and other movement disorders, other neurodegenerative disorders and certain cancers.

Platform Technology and Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of neurodegenerative and age-related diseases based on the interrelationship of metals and proteins.  To date, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, Huntington’s disease and Parkinson’s disease.  Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for: certain cancers; age-related macular degeneration; Motor Neuron disease; Creutzfeldt-Jakob disease; age-related cataracts; and other neurodegenerative diseases.

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

In 2008, top line results for a Phase IIa clinical study were announced, including the primary endpoints of safety and tolerability being met together with several secondary endpoints in biomarker and cognition endpoints also being met.  In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the neuropsychological test battery, or NTB, arising from the Phase IIa trial.  The corrected results show that the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo, see Item 4. B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound”.

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

In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain contributes to mechanisms related to its anti-toxic effects of Alzehimer disease, including inhibition of beta-amyloid aggregation and promotion of the activation of GSK3 protein, an important brain protein suggested to be involved in Alzheimer disease.  In addition, one of our research scientists, D. Paul Adlard, received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, "The role of metals in healthy brain aging: identification of novel compounds to prevent age-related cognitive decline.”  The grant will provide an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and Alzheimer disease.  Also in October 2011, our scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2's copper binding and transport activity can inhibit brain excitotoxicity, which is the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors).  Excitotoxicty is a common feature in the brains of patients affected by neurodegenerative disorders such as Alzheimer’s disease and Huntington’s disease.  In March 2012, our Chief Scientific Advisor, Professor Rudolph E. Tanzi, published an important body of work on the role of brain metals in the etiology of Alzheimer’s disease, supporting Prana’s therapeutic strategy.  The paper was entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s Disease’ published in PLoS ONE in March 2012.

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

In March 2011, we announced that the New York-based Alzheimer’s Drug Discovery Foundation would make a $700,000 project-based investment towards a Phase II study in 40 patients with prodromal or mild Alzheimer’s disease.  The primary outcome measure for this trial is the burden of amyloid in the brain as measured by brain imaging techniques and an update on the progress of this trial is provided in Item 4. B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound”.

On November 29, 2012, Dr. Robert Cherny, our company's Head of Research, presented at the symposium of the New York Academy of Sciences entitled, "Targeting Metals in Alzheimer's and Other Neurodegenerative Disease." The symposium provided an in depth review of the role metals play in the causative events leading to the neuropathology that drives Alzheimer's disease, Parkinson's disease and Huntington disease. Dr. Cherny discussed our potentially disease modifying therapeutic strategy involving the design of small molecules to restore the balance of transition metals in the brain (that are critical for neuronal function) and reduce the accumulation of aggregated target proteins.

In March 2013, Prana scientist, Associate Professor Paul Adlard, presented a paper entitled, “Metal Chaperones are novel therapeutic agents for tauopathy”.  The findings presented exemplified that the ability of PBT2 to intercede in aberrant metal and target protein interactions and to correct abnormal metal distribution in the brain resulted in PBT2 being able to prevent the formation of ‘tangle like’ inclusions in neurons in a mouse model. Tau tangles are known to cause neuronal death. This work builds upon the knowledge that PBT2 can prevent the metal mediated toxic gain of function of target proteins such as Abeta and tau to form harmful aggregates in the brain.  The data was generated in transgenic mouse model of tauopathy and demonstrated a significant decrease in tau tangle formation, a significant increase in cortical and hippocampal neurons and significant increase in cognitive performance as measured by the Y-maze.

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

In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington’s disease.  The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington’s disease model mice and its promising safety and efficacy findings in the earlier Alzheimer’s disease Phase IIa study with PBT2.  The report recommended that we proceed to clinical trials in Huntington’s disease research participants.

In July 2010, we presented data emerging from our research and development that the neuroprotective qualities of our lead product candidate PBT2 indicate that it may have clinical application in Huntington’s disease patients in addition to Alzheimer’s disease.  At the International Conference on Alzheimer’s Disease in Hawaii, our Head of Research, Associate Professor Robert Cherny, described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in the transgenic mouse model of Huntington’s disease.  In addition, PBT2 appears to prevent the aggregation of the hallmark toxic mutant huntingtin protein.  Examination of the brains of transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, further evidencing the neuroprotective attributes of PBT2 that had been reported earlier in our work on Alzheimer’s disease.

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

In December 2012, we announced the publication of the paper entitled, "PBT2 extends lifespan, reduces striatal atrophy and improves motor performance in a transgenic mouse model of Huntington's disease" in the Journal of Huntington's Disease. This paper describes how PBT2 significantly improved functional performance of the mice in the R6/2 model as a consequence of the neuroprotective properties of PBT2 by regulating certain metal mediated events in the brain. The work underpins the ongoing Reach2HD trial in Huntington disease patients.

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

During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Howard Florey Institute in Melbourne to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model of the disease, which concluded with positive results.  In addition, groups unrelated to us have published data that demonstrates the usefulness of clioquinol in treating the symptoms of Parkinson’s disease generated in the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease.  These two mouse models mimic the disease by using these toxins to destroy over time the cells of the substantia nigra, the area of the brain affected in Parkinson’s disease, leading to motor function loss.  We began investigating the efficacy of selected MPACs in these two models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease and identified six potential compound leads. During 2009 and 2010, a lead Parkinson’s disease treatment candidate emerged, PBT434.  PBT434 demonstrated significant improvement in models motor function and coordination in both models.  As this improvement was observed when the candidate compound was administered after toxins had destroyed significant amounts of substantia nigra tissue, the findings indicates that the compound can restore and maintain normal neuronal function.

In September 2010, we selected PBT434 as a new novel lead drug candidate with potential to be developed as a disease modifying treatment for Parkinson’s disease.  During 2011, further mechanistic characterisation work was undertaken, and it was demonstrated that PBT434 reduces the accumulation of the target protein in Parkinson’s disease and alpha-synuclein, and elevates the levels of the neuroprotective protein, DJ-1, which helps to modulate and reduce oxidative stress in neurons.

In August 2011, the New York-based Michael J. Fox Foundation awarded us a $206,000 grant entitled, ‘PBT434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials.’ The research supported by this grant has included various preclinical toxicology studies which were all successful, a clear genotoxicity report and successful safety pharmacology studies - allowing the compound to be positioned for larger scale animal toxicology studies prior to commencing clinical trials. The next step, to investigate the maximum tolerated dose in animals, is underway with PBT434.

In November 2012, Prana scientists, Associate Professor Robert Cherny, Prana's Head of Research and Associate Professor David Finkelstein, Head of the Synaptic Neurobiology laboratory at the Florey Institute of Neuroscience and Mental Health, received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT434 in a program entitled, "Identifying the mechanisms of action of a novel 8-hydroxy quinazolinone in models of Parkinson's disease." The program will help elucidate some of the innate mechanisms of action of PBT434.

In June 2013, Prana’s science was highlighted at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders, in Sydney, Australia. Professor Colin Masters, Director of The Mental Health Research Institute at the Florey Institute of Neuroscience and Assoc. Professor David Finkelstein, Head of the Parkinson’s Disease Laboratory also at the Florey presented data showing that PBT434 is able to prevent the aggregation of alpha synuclein  protein target in Parkinson’s and other movement disorders. The ability of PBT434 to reduce alpha synuclein has highlighted the opportunity for PBT434 to be investigated in other movement disorders characterized by the over expression alpha synuclein including the orphan indication of multiple system atrophy a relatively rare ‘atypical parkinsonian’ indication.

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

In September 2009, we received a report on a study conducted on PBT519, our lead brain cancer MPAC, by the Royal Melbourne Hospital.  The report showed that PBT519 was able to significantly prevent the growth of the tumors of the deadly GBM form of brain cancer in mouse models of the disease.  Moreover, PBT519 appeared to be very well tolerated and was at least as efficacious as the current leading form of chemotherapy, temozolomide.  The data indicates that PBT519 may work synergistically with temozolomide in reducing the growth of such brain tumors.  Our researchers are generating mechanistic information on the behaviour of this compound and generating other structurally related MPACs with potential anti-cancer activity.  During 2012 and 2013, prospective candidate compounds were  submitted to the National Institutes for Cancer in the National Institutes of Health and the Department of Health and Human Services based in Bethesda, Maryland.

Clinical Trials for Our Lead Compound

In February 2005, we were awarded a research and development START grant of A$1.35 million to take PBT2 through safety testing and Phase I clinical trials for Alzheimer’s disease.  Formal pre-clinical toxicology testing for PBT2 was completed and in March 2005, we commenced a series of Phase I clinical trials at a facility associated with the Utrecht University Hospital in Utrecht, the Netherlands.  In November 2005, we successfully completed the first Phase I trial for PBT2, a double blind, placebo-controlled single dose escalation study, conducted on 55 healthy male volunteers between the ages of 18 and 50, which was designed to evaluate the safety, tolerability and pharmacokinetics of PBT2.  Data from the study showed that PBT2 was well tolerated with little difference in the incidence of adverse events between those receiving PBT2 and those receiving the placebo.  Additionally, the pharmacokinetic analysis demonstrated that the drug exposure increased/decreased predictably and in a linear manner, both of which are desirable characteristics for a central nervous system drug.

In February 2006, we completed the second Phase I safety clinical trial for PBT2.  This trial was a multi-dose escalation trial of PBT2 conducted in elderly, healthy male and female volunteers completed in December 2005.  Volunteers were dosed at a selected dose for seven days; the dose range was from 200mg to 800mg per day.  Both Phase I trials demonstrated that PBT2 was well tolerated and suitable for progression to Phase II trials in patients with Alzheimer’s disease.

In February 2008, we reported the top line results of our three month double-blind, placebo-controlled safety and tolerability Phase IIa study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease.  We announced that the trial primary endpoints of safety and tolerability were met and we also announced that with respect to the secondary endpoints, namely biomarker, cognition and behavioral changes, several significant and promising changes were observed.  Specifically, that in the cerebrospinal fluid (CSF), PBT2 treatment at a 250mg dose resulted in a significant decrease in the target Abeta 42 protein.  In addition, at the 250mg dose, while no significant effect was observed with the ADAS-cog, two of the five NTB tests for improvement in executive function were significantly improved.  In July 2008, the results of the Phase IIa trial were published in The Lancet Neurology journal.

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

During the first half of 2010, we developed a Phase IIb trial protocol to test PBT2 in a Phase II trial in patients with Alzheimer’s disease under the guidance of an international protocol steering committee.  The protocol provided for a substantial trial measuring the effects of PBT2 on cognition and functional abilities in patients with mild to moderate Alzheimer’s disease. At that time, the trial was not progressed in favour of other clinical development strategic options.  In November 2011, we announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence a 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild Alzheimer disease.  The study is being supported in part by a grant of US$700,000 from the New York based Alzheimer's Drug Discovery Foundation, or ADDF.  The trial entails forty patients treated for twelve months with either 250mg PBT2 or a placebo.  The trial is designed to investigate the effect of PBT2 on a patient’s amyloid burden in the brain as measured by Positron Emission Tomography imaging (PET), brain metabolic activity as measured by F-18-fluorodeoxyglucose, FDG - PET and brain volume by Magnetic Resonance Imaging, or MRI.  As the Phase IIa trial demonstrated significant changes in cognitive executive function in twelve weeks, this trial will look at such cognitive domains over a twelve month period in this patient group.  In December 2011, patient screening commenced for the imaging trial and was given the study name "IMAGINE.”  The first patient was enrolled in March 2012 and we completed enrolment by the end of the calendar year 2012. This trial is on target to be completed by the end of 2013 and we expect to report results in first quarter 2014.   With the first patients successfully completing the 12 month IMAGINE trial, Prana sought approval for an open label 12 month extension study through the Austin Health Human Research Ethics Committee and was granted that approval early July 2013.  All patients in the extension study, whether originally assigned placebo or 250mg per day PBT2 on the IMAGINE study, will receive 250mg per day.  At the end of the extension study all participants will have a PET scan to determine the amyloid burden, brain activity and volumetric changes through MRI. In addition, cognitive and functional measures will be assessed. Accordingly this trial will permit long term effects with PBT2 administration to be studied over either 24 or 12 months.

In addition to the current activities to initiate an imaging trial in Alzheimer’s patients, in late 2012 we finalized the enrolment to a Phase II trial to test PBT2 in patients with Huntington’s disease.  The trial, known as "Reach2HD", is being undertaken under an open IND application through the FDA and is being conducted in clinical sites across the United States and Australia.  The Phase IIa trial design entails a double blind placebo controlled study of 109 patients with early to mid-stage Huntington Disease. The trial will investigate the effect of PBT2 on cognition, behaviour, functional capacity, motor effects and safety and tolerability measures.  In addition, an exploratory arm of the study, under the guidance of the co-Principal Investigator of the study, Professor Diana Rosas, will involve MRI brain imaging to undertake iron mapping in a patient’s brain.  Professor Rosas has published that iron and other metals change in concentration and distribution in the brain with increasing severity of the condition.  This study is the first clinical trial with PBT2 in this patient population. We completed the study at the end of July 2013 and project reporting out in early 2014, a delay from the fourth quarter reporting of results that was previously anticipated.  The decision to delay reporting permits additional time for us to reconcile data inconsistencies between the source data and the database prior to database lock.  This ‘cleaning’ of clinical trial data is a normal and necessary process to ensure database integrity ahead of executing the statistical analysis on the data contained in the locked database.  One of the steps to ensure database integrity being undertaken is the re-entry of the original source data from all of the sites into a database and checking the veracity of the data within the database.  We believe this is a prudent step as we prepare for an end of Phase II meeting with the FDA during 2014.

Both the Reach2HD and the IMAGINE clinical trials are conducted under the governance of independent Data Safety Monitoring Boards, or DSMBs. A DSMB is an independent group of experts who review the accumulated safety data in ongoing clinical trials, in order to safeguard the interests and safety of participating patients. During the conduct of the trials to date, the respective DSMB's have met and maintained their recommendation to continue the protocols as planned.

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

PBT2, our current Alzheimer’s and Huntington’s disease lead MPAC product candidate and PBT434 our candidate lead compound for Parkinson’s disease and movement disorders were selected from this “rationally designed” pipeline.  Both compounds have been built “from the ground up” to fulfill very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier.  PBT2 and PBT434 were selected from several hundred compounds and have demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing.  For details regarding our PBT2 clinical trials see above in this Item 4.B.  “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

Or Patent	Status	Invention
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been Granted in the USA, Canada and Australia.
The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation
Patents have been Granted in Australia, New Zealand, China and the USA (2). Applications are under examination in Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.

The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates.  The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited
Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted.  A patent in Hong Kong has been registered. Applications in India, Brazil and USA (Divisional) are under examination.
The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.
“Neurologically-Active Compounds” Filed: October 3, 2003 Applicant: Prana Biotechnology Limited
Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, South Korea, South Africa and Singapore have been Granted. A patent in Europe has been Accepted and is undergoing Validation. Applications in China, USA (divisional), Brazil, Japan and Israel are under examination.  A patent in Hong Kong has been registered.
The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited
Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, New Zealand and South Africa. Applications in Israel and Brazil are under examination. A patent in Hong Kong has been registered.
The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.
“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.
“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.
“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.
“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited
Patents have been Granted in Australia, Singapore, Europe, Japan, China and New Zealand. An application has been Accepted in South Africa. Applications are under examination in Israel, Canada, the USA, South Korea, India and Brazil. Patents only directed to F4 type chemical structures have been allowed to lapse.

This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA. Applications have been Accepted in Australia and Canada. Applications are under examination in, China, Europe and Japan.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in New Zealand, USA and Australia. Remaining applications in Canada, Europe and Japan are under examination	This invention is directed to anti-amyloid angular metallocomplex compounds for the treatment of Alzheimer’s Disease.
“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2013 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.
“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Applications in Australia, Europe, Japan and the USA are undergoing prosecution.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.

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

Manufacturing and Raw Materials

Our lead compound, PBT2, is manufactured by Dr. Reddy’s, based in Hyderabad, India. At this time, we are relying on this manufacturer to enable future and efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington’s patients.  At this time, we also rely on a sole manufacturer, Patheon, to encapsulate PBT2.  We intend to continue this approach, subject to ongoing appraisal of our manufacturing needs and financial position.

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

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the products that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We cannot guarantee that it will be possible to scale up new synthetic processes to provide sufficient API for clinical drug trials, which could indefinitely delay the initiation of clinical trials utilizing API.  We also cannot guarantee that the API will be suitable for high throughput encapsulation to produce drug product.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, both of which are currently inactive.

D.	Property, Plants and Equipment

Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet.  The lease for the facility, which expires on October 31, 2014, has an annual rent of A$140,994.

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

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of degeneration of the brain as aging progresses.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in early stages of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including pre-clinical testing and clinical trials, as well as for obtaining regulatory approval.  To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.  In early August 2003, our PBT2 compound was announced as a new lead MPAC molecule for Alzheimer’s disease.  We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  We have completed the “IMAGINE” Phase II imaging trial in Alzheimer’s disease and the “Reach2HD” Phase IIa trial in Huntington’s disease.  For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

Foreign exchange gain (loss).  Foreign exchange gain (loss) includes the net unrealized gain or loss on cash balances and trade and other payables held in foreign currencies (primarily U.S. dollars, British Pounds and Euros) as well as net realized gains and losses on foreign currency transactions.

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

Results of Operations

Year ended June 30, 2013 compared to year ended June 30, 2012

Revenue from ordinary activities

Revenue from continuing operations (consisting of interest income only) decreased to A$150,867 for the year ended June 30, 2013 from A$186,664 for the year ended June 30, 2012, a decrease of A$35,797, or 19.18%.   The decrease in revenue from continuing operations in the 2013 fiscal year is primarily attributable to interest on an R&D tax refund we received in the previous financial year from the Australian Taxation Office, relating to the 2010 financial year.

Other Income

We had other income of A$4,488,526 for the year ended June 30, 2013 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  We had other income of A$2,340,851 for the year ended June 30, 2012 relating to eligible research and development activities.

Research and development expenses, net

Our net research and development expenses (including research and development expenses paid to related parties) increased to A$7,946,005 for the year ended June 30, 2013 from A$4,228,719 for the year ended June 30, 2012, an increase of A$3,717,286, or 87.91%.  The increase in research and development expenses in the year ended June 30, 2013 is primarily attributable to the initiation of patient enrolment into the Phase II  “Reach2HD” Huntington’s Disease clinical trial in April 2012 with full recruitment achieved by the end of the 2012 calendar year.  Accordingly, during the year ending June 30, 2013 Prana incurred substantial patient fees, clinical research organisation milestones and associated running costs of a fully recruited trial.  In addition, during the year ending June 30, 2013 recruitment for the Phase II Alzheimer’s’ Disease “IMAGINE” trial was completed and similarly Prana incurred increasing patient, clinical research organisation and running costs. We anticipate that during the fiscal year 2014 our research and development expenditure will be directed to the completion and reporting of these Phase II studies, the conduct of an extension study to IMAGINE and pre-Phase III development and manufacturing costs. In addition, we plan to continue the pre-clinical development of our lead Parkinson’s Disease and other Movement Disorders MPAC candidate compound, PBT434.

Corporate personnel expenses

Corporate personnel expenses increased to A$2,556,243 for the year ended June 30, 2013 from A$1,858,562 for the year ended June 30, 2012, an increase of A$697,681, or 37.54%.  The increase in corporate personnel expenses in the 2013 fiscal year is primarily attributable to an increase in equity-based compensation in the form of options and shares issued to directors, employees and consultants.  In the 2013 fiscal year, we expensed A$915,473 in respect of equity-based payments to directors, consultants and employees compared to A$309,691 in the 2012 fiscal year.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, increased to A$294,894 for the year ended June 30, 2013 from A$261,706 for the year ended June 30, 2012, an increase of A$33,188, or 12.68%.  The increase in intellectual property expenses in the 2013 fiscal year was primarily due to the completion of substantial prosecution of a key international patent application.

Auditor and accounting expenses

Auditor and accounting expenses increased to A$166,086 for the year ended June 30, 2013 from A$153,597 for the year ended June 30, 2012, an increase of A$12,489, or 8.13%.  The increase in auditor and accounting expenses in the 2013 fiscal year is primarily attributable to increased costs for services provided in connection with filings made with the Securities and Exchange Commission.

Travel expenses

Travel expenses increased to A$131,710 for the year ended June 30, 2013 from A$91,624 for the year ended June 30, 2012, an increase of A$40,086, or 43.75%.  The increase in travel expenses in the 2013 fiscal year is primarily attributable to a higher amount of overseas travel by executives and consultants for company business meetings.

Public relations and marketing expenses

Public relations and marketing expenses increased to A$136,186 for the year ended June 30, 2013 from A$124,970 for the year ended June 30, 2012, an increase of A$11,216 or 8.97%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The increase in public relations and marketing expenses in the 2013 fiscal year is primarily attributable to increased announcements relating to the successful progression of PBT2 into two clinical trials.  The increase in public relations and marketing expenses was also attributable to the depreciation of the Australian dollar against the U.S. dollar during the twelve months ended June 30, 2013, which increased the Australian dollar cost of such U.S. dollar denominated expenses.

Depreciation expenses

Depreciation expenses increased to A$23,130 for the year ended June 30, 2013 from A$19,621 for the year ended June 30, 2012, an increase of A$3,509 or 17.88%.  The increase in depreciation expenses in the 2013 fiscal year is primarily attributable to additional computer equipment and furniture and fittings in the aggregate amount of A$21,972 was purchased during the 2013 fiscal year.

Other expenses

Other expenses from ordinary activities increased to A$1,187,083 for the year ended June 30, 2013 from A$1,107,283 for the year ended June 30, 2012, an increase of A$79,800, or 7.21%.  The increase in other expenses in the 2013 fiscal year is primarily attributable to an increase in business development expenses associated with the commercial assessment for PBT2 for Huntington’s Disease.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$140,761 for the year ended June 30, 2013 compared to a foreign exchange gain of A$45,959 for the year ended June 30, 2012.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euros.  In the 2013 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars.  In the 2012 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars.  In the two fiscal years ended June 30, 2013, the Australian dollar depreciated against the Great British Pounds and Euros, which had a favorable impact on the Australian dollar value of our cash held in Great British Pounds and Euros.  In the 2013 fiscal year, we incurred a foreign exchange gain of A$102,280 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$159 attributable to the cash balances that were held in British Pounds, a foreign exchange gain of A$5,225 attributable to cash balances that were held in Euros and a foreign exchange gain of A$33,097 attributable to foreign currency transactions. In the 2012 fiscal year, we incurred a foreign exchange gain of A$72,059 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$207 attributable to the cash balances that were held in British Pounds, a foreign exchange loss of A$23,396 attributable to cash balances that were held in Euros and a foreign exchange loss of A$2,911 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

We recorded a loss on fair value of financial liabilities of A$126,059 for the year ended June 30, 2013 compared to a gain on fair value of financial liabilities of A$33,139 for the year ended June 30, 2012.  The loss in 2013 and gain in 2012 are attributable to the change in value of warrants that were issued in connection with an agreement signed with the ADDF.  We issued warrants to purchase 612,397 of our ordinary shares to the ADDF, representing 30% of the value of the first tranche of a grant of US$350,000 received from the ADDF during the fiscal year ended June 30, 2011.  The warrants have an exercise price of A$0.17 and expire on February 25, 2016.  The gain and loss on fair value of financial liabilities is also attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

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

Corporate personnel expenses

Corporate personnel expenses decreased to A$1,858,562 for the year ended June 30, 2012 from A$1,965,408 for the year ended June 30, 2011, a decrease of A$106,846, or 5.44%.  The decrease in corporate personnel expenses in the 2012 fiscal year is primarily attributable to lower amounts of lump-sum payments made to key management personnel as well as a reduction in the number of employees.  The decrease in corporate personnel expenses was offset by an increase in equity-based compensation in the form of options and shares issued to directors, employees and consultants.  In the 2012 fiscal year, we expensed A$309,691 in respect of equity-based payments to directors, consultants and employees compared to A$101,464 in the 2011 fiscal year.  Corporate personnel expenses in the 2012 and 2011 fiscal years include a portion of the total fair value of options granted to our directors and employees in the previous two fiscal years of A$47,148 and A$41,298, respectively.

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

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia. See Item 3D “Key Information – Risk Factors – Risks Relating to Our Location in Australia” for a description of factors that could materially affect our operations.

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2012 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2013 reporting periods. Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company:

•       IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 as a first phase in its ongoing project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The standard also adds guidance on the classification and measurement of financial liabilities. Management has not yet determined the potential impact the adoption of IFRS 9 will have on the Company’s consolidated financial statements.

•       IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, which is to be applied retrospectively, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12 Consolidation – Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 10 eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The standard provides guidance on how to apply the control principles in a number of situations, including agency relationships and holding potential voting rights. Management has not yet determined the potential impact that the adoption of IFRS 10 will have on the Company’s consolidated financial statements.

•       IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, which is to be applied retrospectively, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. Management has not yet determined the potential impact that the adoption of IFRS 12 will have on the Company’s consolidated financial statements.

•       IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13, which is to be applied prospectively, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 13 defines fair value, provides a framework for measuring fair value and includes disclosure requirements for fair value measurements. IFRS 13 will be applied in most cases when another IFRS requires (or permits) fair value measurement. Management has not yet determined the potential impact that the adoption of IFRS 13 will have on the Company’s consolidated financial statements.

•       Other

In June 2011, the IASB issued amendments to IAS 1 to revise the way in which other comprehensive income is presented. The Company does not believe the changes resulting from the amended standard will have an impact on its consolidated financial statements. The amended standard is effective for annual periods beginning on or after July 1, 2012.

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits with revised requirements for pensions and other post-retirement benefits, termination benefits and other changes. The Company does not believe the changes resulting from these amendments are relevant to its consolidated financial statements. The amended standard is effective for annual periods beginning on or after January 1, 2013.

In June 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures. The Company does not believe the changes resulting from these amendments are relevant to its consolidated financial statements. The amended standard is effective for annual periods beginning on or after July 1, 2011.

In May 2011, the IASB issued IFRS 11 Joint Arrangements, in addition to IFRS 10 and IFRS 12 discussed above. The Company does not believe the changes resulting from this new standard are relevant to its consolidated financial statements. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2013 our accumulated deficit totaled A$97,931,323.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.

In September 2009, we raised A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement to one of our institutional shareholders in the United States of 30 million ordinary shares (equivalent to three million ADRs) at a price of A$0.20 per share (A$2.0 per ADR).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADRs) at an exercise price of A$0.30 per share (A$3.0 per ADR) that will expire four years after the date of the issuance of the shares in the September 2013 private placement.  We also issued to the investor, based on an agreed upon formula, an additional 750,000 ordinary shares pursuant to the approval of our shareholders obtained in November 2009.  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

In July 2010, we raised A$1.15 million (US$1.0 million) before costs in a private placement of 7.065 million of our ordinary shares (equivalent to 0.7 million ADRs) to Quintiles, at a price of A$0.1624 per ordinary share (US$1.624 per ADR).  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

On February 21, 2011, the ADDF awarded us a grant of US$700,000, to be provided in two equal instalments over two years.  The ADDF is based in New York and functions on a venture philanthropy model.  We issued to ADDF a convertible promissory note to the ADDF in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to US$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF.  We have also agreed to issue an additional five-year warrant to purchase US$105,000 of ordinary shares of our company at a price per share equal to the closing price of our ordinary shares on the ASX on the date on which we will receive the second instalment of US$350,000.  The note will become due and payable on February 25, 2014, unless converted earlier.  We may, under certain conditions, elect to issue our ordinary shares to satisfy our repayment obligation at a price per shares equal to 80% of the then prevailing volume weighted average price of our ordinary shares on the ASX during the five trading days prior to the issuance.  Under the terms of the convertible note, the ADDF may elect, at its discretion, to convert the promissory note into ordinary shares of our company following the consummation by us of a debt or equity financing to third party investors resulting in gross proceeds to our company of at least US$1.0 million, or upon a sale of our company.  Following the completion of the private placement described in the following paragraph, the ADDF is now entitled to convert the note under the same terms as such private placement, or under the same terms as any subsequent financing that we may complete prior to the conversion or repayment of the note.  The purpose of the grants is to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease.

In March 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million (US$6.19 million).  Under the terms of the offering, we sold an aggregate of approximately 27.2 million ordinary shares (equivalent to 2,720,000 ADRs) at a price of A$0.225 per share (A$2.25 per ADR).  We also granted to the investors options to purchase up to an aggregate of approximately 6.8 million ordinary shares (equivalent to 680,000 ADRs) at an exercise price of A$0.225 per share (A$2.25 per ADR).  The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

In June 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million (US$1.4 million).  We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that will expire March 24, 2015.

In July 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, now known as MLV & Co. LLC, or MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  During such time as we do not qualify as an accelerated filer, as defined by the SEC, the aggregate ordinary shares represented by ADSs which we may sell in any one year period may not exceed one-third of our public float.  The ADSs are evidenced by ADRs.  We pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  The actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  As of June 30, 2013, we issued a total amount of 3.7 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.0 million (US$7.25 million).  For additional information regarding the agreement, see Item 10 “Additional Information - Material Contracts.”

Commencing October 2011, we entered into research and development agreements that support and service the Phase II clinical trials in Huntington disease and Alzheimer’s disease that are currently enrolling patients.  The Company has budgeted approximately A$8.7 million expenditure for the Huntington’s disease trial and A$0.9 million for the Alzheimer’s disease trial, which is otherwise supported by a grant from the ADDF.  Of these amounts, approximately A$973,513 has been incurred in the period ended June 30, 2013.  The agreements can be terminated at any time with 30 days’ notice and without penalty. The successful completion of these trials is dependent on the Company raising the necessary additional funding.  See “Item 5F Tabular Disclosure of Contractual Obligations” for additional information on our R&D contractual commitments.

In October 2012, we raised approximately A$6.0 million through a private placement of 32.5 million ordinary fully paid shares (equivalent to 3.25 million ADRs) at a price of A$0.185 per share.  The capital was raised in order to support our two ongoing Phase II clinical trials, the IMAGINE trial and Reach2HD trial.

In March 2013, we completed a private placement of 36.0 million of our ordinary shares to Australian Institutions and high net worth investors, at a price of A$0.195 per share, for aggregate gross proceeds of approximately A$7 million. The proceeds includes A$2 million as part of an underwritten Share Purchase Plan (SPP) under which eligible shareholders were able to apply for up to A$15,000 worth of shares (subject to any scale back) at the same price as the private placement (approximately 76,900 ordinary shares at an issue price of A$0.195 per share, representing a 13.3% discount to the market closing price on the ASX as at the record date).  The first A$2 million under the SPP were underwritten by JM Financial Group Ltd.

In August 2013, we issued a prospectus providing for the sale of up to US$47,184,000 of our ordinary shares under an amended At-The-Market Issuance Sales Agreement with MLV dated August 30, 2013.

From inception to June 30, 2013, our capital expenditures have totaled A$575,694 (including A$200,000 of non-cash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne.  Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2013 of A$46,893.  We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We had A$13,346,760 of cash and cash equivalents at June 30, 2013, compared to A$5,636,469 at June 30, 2012.  For the years ended June 30, 2013 and 2012, we incurred an operating loss of A$7.8 million and A$5.2 million, respectively, and an operating cash outflow of A$8.0 million and A$6.8 million, respectively.

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

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset.  In the year ended June 30, 2013, we recorded A$3,466,395 in other income with respect to funds we will receive in relation to the 2013 financial year under the 2011 research and development incentive scheme.

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

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of June 30, 2013.  Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2013	2012	2011
		(A$)
Net cash used in operating activities	(7,951,254)	(6,845,906)	(4,558,147)
Net cash used in investing activities	(28,151)	(26,763)	(16,632)
Net cash provided by financing activities	15,582,031	3,622,023	8,335,258
Net increase (decrease) in cash and cash equivalents	7,602,626	(3,250,646)	3,760,479
Cash and cash equivalents at beginning of period	5,636,469	8,838,245	5,227,298
Exchange rate adjustments on cash held in foreign currencies	107,665	48,870	(149,532)
Cash and cash equivalents at end of period	13,346,760	5,636,469	8,838,245

Net cash used in operating activities was A$7,951,254, A$6,845,906 and A$4,558,147 during the years ended June 30, 2013, 2012 and 2011, respectively.  Our payments to suppliers and employees during the years ended June 30, 2013, 2012 and 2011 were A$10,650,823, A$7,874,010 and A$4,714,503, respectively.  The A$1,105,348 increase from the year ended June 30, 2013 to the year ended June 30, 2012 reflects our continued maintenance of our research and development programs.  The A$2,287,759 increase in net cash used in operating activities in the year ended June 30, 2012 compared to the year ended June 30, 2011 reflects the Company’s progression into two Phase II clinical trials with PBT2. During the years ended June 30, 2013, 2012 and 2011, our payments to suppliers and employees was offset by interest income of A$93,789, A$186,794 and A$156,366, respectively.

Net cash used in investing activities was A$28,151, A$26,763 and A$16,632 during the years ended June 30, 2013, 2012 and 2011, respectively.  Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment for the years ended June 30, 2013, 2012 and 2011.

Net cash provided by financing activities was A$15,582,031, A$3,622,023 and A$8,335,258 for the years ended June 30, 2013, 2012 and 2011.  Cash flows provided by financing activities during the year ended June 30, 2013 are attributable to funds raised under our At-The-Market facility of A$3.21 million (US$3.29 million) and  A$6.01 and A$5.00 million private placements of our securities to high net worth and institutional investors in September 2012 and March 2013.  We also raised A$2.02 million in April 2013 through a share purchase plan of our securities and grants awarded to us by the ADDF.  Cash flows provided by financing activities during the year ended June 30, 2012 is primarily attributable to funds raised under our At-The-Market facility of A$4.57 million (US$4.74 million).  Cash flows provided by financing activities during the year ended June 30, 2011 is primarily attributable to a A$6.12 million (US$6.19 million) private placement of our securities to institutional investors in March 2011, as well as private placements of our ordinary shares to Quintiles in July 2010 and June 2011 and grants awarded to us by the ADDF.

We realized a foreign exchange gain of A$107,665 for the year ended June 30, 2013 compared to a foreign exchange gain of A$48,870 for the year ended June 30, 2012 and a foreign exchange loss of A$149,532 for the year ended June 30, 2011.  In 2013, the Australian dollar depreciated against the U.S. dollar by 10%.  In 2012, the Australian dollar depreciated against the U.S. dollar by 4%, while in 2011, the Australian dollar appreciated against the U.S. dollar by 20%.

C.	Research and Development, Patents and Licenses

Early in our company’s history, our activities were primarily focused on the acquisition and development of patents to enable the research and development of our core technology.  In January 2001, we entered into an exclusive license agreement with the General Hospital Corporation to access patented technologies that could be of assistance in the discovery and characterization of lead compounds (see Item 4.B. “Information on the Company - Business Overview - Patents and License Agreements”).  To build a cost effective research and development company, in December 2000 we entered into an agreement with the University of Melbourne to conduct on our behalf certain research programs in Alzheimer’s disease and other neurological disorders, to undertake basic mechanistic research on our compounds and conduct screens to assess therapeutic utility of our compounds (see Item 10 “Additional Information - Material Contracts”).  In recent years, we increased our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Alzheimer’s disease, Huntington’s disease, Parkinson’s disease and movement disorders and selected cancers.  These collaborative arrangements ensure that we work with well-respected laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs.  We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

When a lead compound is identified as suitable for clinical development, we establish a project team to coordinate all pre-clinical and clinical development and manufacturing activities.  Typically, we engage a clinical research organization to manage patient recruitment, data management, clinical site coordination and statistical analysis, as was the case with the development of our lead compound PBT2 through Phase I and currently the case with Phase II development.  All clinical, pre-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

Research and development expenses, net amounted to A$7,946,005, 4,228,719 and A$2,758,381 during the years ended June 30, 2013, 2012 and 2011, respectively.  Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$294,894, A$261,706 and A$399,237 during the years ended June 30, 2013, 2012 and 2011, respectively.

Our research and development expenses consist primarily of expenses for contracted research and development activities conducted by third parties on our behalf, including personnel, testing facilities and other payments in accordance with our research and clinical agreements.  Research and development expenses also include costs associated with the acquisition and development of patents.  We do not maintain accounting systems to accurately track research and development costs on an individual project basis because a significant portion of our historic research and development expenses benefited our two major research and development projects, and therefore were not tracked individually by project; rather, we tracked these costs by the type of costs incurred.  Such costs are charged to operations as incurred.  Due to the numerous variables and the uncertain nature of the development of a clinical compound, including obtaining regulatory approvals, we are not able to reasonably estimate the nature, timing and costs of the future expenditures necessary to complete our research and development projects, the anticipated completion dates of each project and when material net cash flows from our research and development programs will commence.

D.	Trend Information

We are a development stage company and while we believe that our technology will offer novel therapeutic strategies into an expanding market, we cannot predict with any degree of accuracy the outcome of our research or commercialization efforts.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2013.  The majority of our contracts for research and development programs have a termination notice period of 30 days.  As at June 30, 2013, the Company had research and development termination commitments approximating A$2 million.  No liability has been recognised within the Company’s financial statements for this period.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	235,571	171,647	63,924	-	-
Total	235,571	171,647	63,924	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	58	Chairman of the Board of Directors and Chief Executive Officer
Richard Revelins	51	Chief Financial Officer and Secretary
Dianne Angus	53	Chief Operating Officer
Peter A. Marks(1)	57	Director
Brian D. Meltzer(1)(2)	59	Director
George W. Mihaly(1)(2)(3)	60	Director
Lawrence Gozlan(3)	34	Director
_________________________
(1)           Member of the Audit Committee
(2)           Member of the Remuneration Committee and Share Plan Committee
(3)           Member of the Nominations Committee

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

Dianne Angus has served as our Chief Operating Office since May 2007.  Ms. Angus joined our company in August 2002, initially serving as our Vice President of Intellectual Property and Licensing, she was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004 and served in that position until being promoted to her current position in May 2007.  From 1992 to 2000, Ms. Angus managed the intellectual property, licensing and biotechnology product development assets of two Australian companies, AMRAD Corporation Limited and Florigene Limited.  At Florigene, Ms. Angus was the joint venture alliance manager with Suntory for three years.  From June 2000 to August 2002, Ms Angus was Director of Dianne Angus and Associates Pty. Ltd. providing strategic business development, technology evaluation and intellectual property consulting services to biotechnology companies.  Ms. Angus has worked in the commercial biotechnology sector for over 20 years directing product valuation, acquisition and product licensing.  During her career, Ms. Angus has managed large and diverse intellectual property portfolios, contract rights and enforcement. Ms. Angus has negotiated and executed many commercial licenses and research and product development agreements with entities ranging from large pharmaceutical companies to numerous global research institutes.  Ms. Angus has also undertaken due diligence assessments on several Australian biotechnology companies for investment brokers.  Ms. Angus holds a Bachelor of Science (Education) and Bachelor of Science (Honours) degree from the University of Melbourne, a Master’s degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from Monash University, a Diploma in Intellectual Property Practice from the Institute of Patent and Trademark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney.

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

The following table sets forth all compensation we paid for the year ended June 30, 2013 with respect to each of our executive officers and directors during the 2013 fiscal year.

	Salaries, fees, commissions, bonuses and other		Pension, retirement and other similar benefits
Geoffrey P. Kempler (1)(2)	A$	738,648	--
Richard Revelins (3)	A$	151,270	--
Dianne Angus	A$	344,045	--
Peter A. Marks (3)	A$	131,428	--
Brian D. Meltzer (3)	A$	161,428	--
George W. Mihaly (3)	A$	148,928	--
Lawrence Gozlan (3)	A$	118,928	--
______________
(1)	Mr. Kempler has elected not to accept an A$100,000 incentive bonus to which he is entitled until further notice.
(2)
During the 2013 fiscal year, Mr. Kempler also received options to purchase 4,000,000 ordinary shares, which are exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 13 December 2017, as remuneration for his services.

(3)
During the 2013 fiscal year, Messrs. Revelins, Marks, Meltzer, Mihaly and Gozlan also received options to purchase 1,000,000 ordinary shares, which are exercisable for a price of at least 50% greater than the closing market price on the day before the date of issue, exercisable on or before 13 December 2017, as remuneration for their services.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2013, our directors and executive officers as a group, then consisting of seven persons, held options to purchase an aggregate 11,052,730 of our ordinary shares.  Of such options, (i) options to purchase 1,444,837 ordinary shares are exercisable for nil consideration on or before August 7, 2014.  Such options may not be exercised until and unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days; (ii) options to purchase 292,256 ordinary shares are exercisable for A$0.15 consideration on or before March 31, 2014; (iii) options to purchase 315,637 ordinary shares are exercisable for A$0.25 consideration on or before March 20, 2017; (iv) options to purchase 9,000,000 ordinary shares are exercisable for A$0.33 consideration on or before 13 December 2017.  All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan.  See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

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

Election of Directors

Directors are elected at our annual general meeting of shareholders.  Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election.  No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election.  Under Australian law, directors who have reached the age of 72 must stand for re-election annually.  Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.  Mr. Kempler is our Managing Director.  Mr. Brian Meltzer must retire and may stand for re-election at our 2013 annual general meeting of shareholders.  Mr. Peter Marks and Mr. Lawrence Gozlan must retire and may stand for re-election at our 2014 annual general meeting of shareholders.  Dr. Mihaly must retire and may stand for re-election at our 2015 annual general meeting of shareholders.

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

Research and Development Advisory Board.  Our Research and Development Advisory Board oversees and administers our research activities.  Our Research and Development Advisory Board is comprised of a number of the leading scientists in the field of age-related degenerative disorders.  The members of our Scientific Advisory Board are as follows:

Dr. Jeffrey Cummings is the Chairman of our Research and Development Advisory Board.  Dr. Cummings is the Camille and Larry Ruvo chair for Brain Health of the Neurological Institute of Cleveland Clinic.  The Lou Ruvo Center for Brain Health provides clinical care to patients, promotes innovative programs for caregivers, and advances translational research and clinical trials for patients with neurocognitive deficits.  Dr. Cummings was formerly the director of the UCLA Alzheimer’s Disease Center; the Augustus S. Rose Professor of Neurology at UCLA and the Director of the Deane F. Johnson Center for Neurotherapeutics.  Dr. Cummings’ interests embrace clinical trials and the development of new treatments for neurodegenerative disorders and other neurological diseases.  Dr. Cummings has broad interests in dementing disorders, neuropsychiatry, neurotherapeutics and the interface of neuroscience and society.

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

Professor Colin Masters is the Executive Director of the Mental Health Research Institute (Australia) and a Laureate Professor at The University of Melbourne.  He is also the Senior Deputy Director of the Florey Institute of Neuroscience and Mental Health.  For more than 30 years, Professor Masters has dedicated his research to the study of the nature of Alzheimer’s disease and other neurodegenerative disorders.  Professor Masters and his team are internationally renowned for their work on the disease and he is considered the most eminent neuroscientist in Australia.  In addition, Professor Masters is regarded as one of the leading worldwide researchers in the study of Alzheimer’s disease. In 2006, Professor Masters was awarded the Lifetime Achievement Award in Alzheimer‘s Disease Research at the 10th International Conference on Alzheimer‘s Disease (ICAD), the Lennox K. Black International Prize for Excellence in Biomedical Research and the Grand Hamdan International Award for a research breakthrough in the subject of Molecular and Cellular Pathology of Neurological Disorders.

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

At June 30, 2013, we had nine employees.  Of such employees, six persons were employed in research and development, two persons in management and administration and one person in operations.  All such employees were located in Australia.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 18, 2013 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)(9)	21,811,000	5.34%
Richard Revelins (4)(10)	1,020,308	*
Dianne Angus (5)	1,026,366	*
Peter Marks (6)(10)	1,043,111	*
Brian D. Meltzer (7)(10)	1,326,666	*
George W. Mihaly (8)(10)	1,226,666	*
Lawrence Gozlan(10)	1,000,000	*
All directors and executive officers as a group (7 persons)	28,454,117	6.97%
__________________
*	Less than 1%

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

2.	The percentages shown are based on 408,128,419 ordinary shares issued and outstanding as of October 18, 2013.

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

4.	The 20,308 outstanding ordinary shares that are held of record by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

5.
Includes (i) options to purchase 722,419 ordinary shares that are exercisable for nil consideration on or before August 7, 2014, which may not be exercised unless the price of our ordinary shares has achieved and maintained a minimum value of A$0.40 for five consecutive trading days; (ii) options to purchase 146,128 ordinary shares that are exercisable for A$0.15 consideration on or before March 31, 2014; and (iii) options to purchase 157,819 ordinary shares that are exercisable for A$0.25 consideration on or before March 20, 2017.

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

9.	Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017.

10.	Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017.

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

A summary of the status of the 2004 Plans as of June 30, 2013, 2012 and 2009, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2013		2012		2011
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price

Options outstanding at the beginning of the year	7,831,311	$0.26	15,855,394	$0.26	16,271,183	$0.25
Granted	4,158,674	$0.25	200,000	--	2,204,609	$0.10
Exercised	(341,865)	--	(816,583)	--	(420,398)	--
Expired	--	--	(7,327,500)	$0.23	(2,200,000)	--
Forfeited	(1,500,437)	$0.25	(80,000)	--	--	--

Options outstanding at the end of the year	10,147,683	$0.27	7,831,311	$0.26	15,855,394	$0.26

Options exercisable at the end of the year	9,126,993	$0.27	6,810,621	$0.29	12,277,204	$0.34

Options that may be granted as of the end of the year	31,819,485		34,897,723		42,850,233

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no major shareholders as of October 18, 2013, known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

Mr. Geoffrey Kempler.  On April 11, 2013, Mr. Kempler, who previously reported to hold a substantial amount of our ordinary shares, filed with the ASX a Notice of Ceasing to be a Substantial Holder.

Jagen Nominees Pty Ltd.  On October 9, 2012, Jagen Nominees Pty Ltd, who previously reported to hold a substantial amount of our ordinary shares, filed with the ASX a Notice of Ceasing to be a Substantial Holder.

BAM Capital.  On January 6, 2011, BAM Capital and the other reporting persons filed Amendment No. 7 to their Schedule 13G with the Securities and Exchange Commission indicating that they have ceased to beneficially own 5% or more of our outstanding shares.

Bank of America Corporation.  On August 19, 2011, Bank of America Corporation, who previously reported to hold a substantial amount of our ordinary shares, filed with the ASX a Notice of Ceasing to be a Substantial Holder.

Morgan Stanley Australia Securities Limited.  On February 14, 2011, Morgan Stanley Australia Securities Limited, who previously reported to hold a substantial amount of our ordinary shares, filed Amendment No. 2 to Schedule 13G with the Securities and Exchange Commission indicating that it has ceased to beneficially own 5% or more of our outstanding shares.

Major Shareholders Voting Rights

Our major shareholders do not have different voting rights.

Record Holders

As of October 18, 2013, there were 3,283 holders of record of our ordinary shares, of which 20 record holders, holding approximately 2.10% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.  The majority of trading by our U.S. investors is done by means of ADRs that are held of record by National Nominees Ltd., which held 55.69% of our ordinary shares as of such date.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2013.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000.  The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2009	0.69	0.12
2010	0.25	0.12
2011 `	0.38	0.11
2012	0.22	0.14
2013	0.31	0.14

Fiscal Year Ended June 30, 2012:
First Quarter	0.22	0.14
Second Quarter	0.19	0.14
Third Quarter	0.19	0.14
Fourth Quarter	0.18	0.14

Fiscal Year Ended June 30, 2013:
First Quarter	0.29	0.14
Second Quarter	0.31	0.20
Third Quarter	0.26	0.19
Fourth Quarter	0.25	0.20

Fiscal Year Ended June 30, 2014:
First Quarter	0.74	0.24

Month Ended:
April 2013	0.22	0.20
May 2013	0.25	0.20
June 2013	0.25	0.22
July 2013	0.41	0.24
August 2013	0.74	0.36
September 2013	0.64	0.37
October 2013 (through October 18)	0.46	0.41

NASDAQ Capital Market

Since September 5, 2002 our Level II ADRs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The following table sets forth, for the periods indicated, the high ask and low bid prices of our Level II ADRs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low
Fiscal Year Ended June 30,
2009	5.70	1.00
2010	3.35	1.02
2011 `	4.50	1.09
2012	2.31	1.40
2013	3.06	1.50

Fiscal Year Ended June 30, 2012:
First Quarter	2.31	1.40
Second Quarter	1.78	1.40
Third Quarter	2.03	1.46
Fourth Quarter	1.74	1.41

Fiscal Year Ended June 30, 2013:
First Quarter	2.74	1.50
Second Quarter	3.06	1.81
Third Quarter	2.94	2.06
Fourth Quarter	2.45	2.12

Fiscal Year Ended June 30, 2014:
First Quarter	6.50	2.31

Month Ended:
April 2013	2.36	2.17
May 2013	2.45	2.15
June 2013	2.45	2.12
July 2013	3.96	2.31
August 2013	6.50	3.17
September 2013	5.59	3.44
October 2013 (through October 18)	4.37	3.66

B.	Plan of Distribution

Not applicable.

C.	Markets

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

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf.  Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of our compounds in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of our compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for our company.  In consideration of such services, we agreed to pay the University of Melbourne a sum of A$591,000 (inclusive of goods and services tax).  In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property.  The parties extended the term of this agreement by entering into consecutive agreements on December 1, 2003, December 1, 2006 and December 1, 2009.  The recent research funding and intellectual property assignment agreement is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2009 and expired on December 1, 2012.  The parties entered into a new research funding and intellectual property assignment agreement with the same key terms which will expire on December 31, 2013.  The funding under this agreement is A$512,917 (exclusive of goods and services tax).

On January 8, 2004, we entered into a ten year consultancy services agreement with Professor Ashley Bush, effective as of February 1, 2003. This agreement was terminated by Professor Bush effective January 18, 2012.  The services are provided for a maximum of 40 days per year of service under the agreement.  Under the agreement, we agreed to pay Professor Bush a consulting fee of US$100,000 per year, which were then reduced to AU$60,000 per year effective June 1, 2009, increasing on the anniversary of the agreement by the Australian consumer price index.  We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share, all of which has been vested. The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions.  In addition, subject to the achievement of certain milestones, Professor Bush is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase.  In 2007, the first milestone has been achieved (the publication of results of a Phase II trial) and Professor Bush acquired 250,000 ordinary shares. During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement.

On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT1. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and in Japan, and P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories.  Under the settlement agreement we also agreed to pay a sales royalty to P.N.G. on sales of PBT1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT1 in the other territories.  In April 2005, we announced our decision not to proceed with the PBT1 study.  P.N.G. is also entitled to receive 2% of our worldwide income from PBT2 and any other future clioquinol derivative.

On May 22, 2007, we entered into an agreement with Patheon to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2.  During the 2008 fiscal year, Patheon undertook the development of a capsule formulation suitable for large scale manufacture, as well as the development and validation of analytical methods to release the capsules.  During the 2009 fiscal year, Patheon manufactured a feasibility batch of capsules using the newly developed process.  During the 2010 and 2011 fiscal years, Patheon manufactured the capsules which are currently being used in the Alzheimer’s Phase II trial, “IMAGINE,” and the Huntington’s Phase IIa trial, “Reach2HD.”  In fiscal year 2013, Patheon undertook the manufacture of additional capsules which have subsequently been used in the IMAGINE extension trial.  In addition, we have engaged Patheon to undertake formulation optimization in preparation for prospective Phase III clinical development.  We paid Patheon US$220,935, US$97,629, US$196,654, US$296,551 and US$238,737 for the fiscal years 2013, 2012, 2011, 2010 and 2009, respectively, for services provided under the agreement.

In June 2007, we entered into two GMP drug manufacture and laboratory development agreements with the Institute for Drug Technology Australia Limited, or IDT, to undertake the GMP manufacture of an initial 4kg batch and subsequent large scale manufacture of 30kg of PBT2.  IDT is engaged to also undertake process development, quality control release testing and stability testing of the final drug product before its release.  Currently IDT is handling the storage and stability testing of the PBT2 API used in the Reach2HD trial.  We paid IDT A$5,129, A$20,908, A$16,400 and A$18,635 for the fiscal years 2013, 2012, 2011 and 2010, respectively, for services provided under the two agreements.

In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2.  The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion.  At this time, most of the work is completed, including the large scale manufacture of approximately 50kg  of PBT2 API. Ongoing work includes stabilization of the API and storage of chemical precursors.  The term of the agreement is for 90 days post the receipt by us of a written report or manufacturing deliverables under the last approved sub-project under the agreement.  Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice.  On August 19, 2013, we entered into a new manufacturing service agreement to produce 20kg with an option for a further 40kg of PBT2 to service prospective Phase III trials.  The agreement provides for payments totaling A$770,000 to Dr. Reddy for its services.  We paid Dr. Reddy’s US$14,100, US$190,500, US$685,000 and US$175,500 for the fiscal years 2013, 2012, 2011 and 2010, respectively, for services provided under the agreement.

On June 21, 2013, we entered into an Agreement with Bioreliance Corporation based in Rockville, Maryland to commence an initial toxicity study to support the prospective carcinogenicity study in transgenic mice.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  This agreement was amended on August 30, 2013.  The aggregate offering price for the ordinary shares represented by ADSs may not exceed the aggregate amount that can be sold under the registration statement that we filed on August 30, 2013, which amount is US$47,184,000.  The ADSs are evidenced by ADRs.  We will pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or MLV.  We and MLV may terminate the sales agreement at any time in our sole discretion upon five days prior notice.  MLV may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market. As of June 30, 2013, we issued a total amount of 3.71 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.0 million (US$7.25 million).

On October 7, 2011, we entered into a Clinical Trial Agreement with the University of Rochester to perform the Phase IIa “Reach2HD” study in patients with Huntington’s disease.  The scope of works under the agreement includes study preparation, clinical site selection, study establishment, clinical site monitoring, preparation of operations manuals, database design to capture patient data, administer site payments and conduct investigator meetings, safety reporting and day to day study management.  Our budget to perform these activities is approximately US$5,000,000 and is paid in milestones on achievement of their execution, such as opening an IND, receipt of Institutional Review Board approval, initial enrollment, database lock, provisions of results and the clinical study report.  In addition, quarterly payments are paid during the enrollment and implementation phases of the trial.  Either party may terminate the Agreement on 30 days’ notice for breach of the Agreement or Protocol, insolvency, if continuance of the trial posed an unacceptable risk to safety and interests of the patients.  We may terminate the Agreement for any reason upon 30 days’ notice.  We paid the University of Rochester US$2,834,289 and US$894,653 for the fiscal year ended June 30, 2013 and 2012.

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

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain stockholders, such as individuals were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012-2013 Federal Budget measures, the Australian Government announced changes to the application of the CGT discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on 29 June 2013.

The effect of the change is to:

•	Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before 9 May 2013; and

•	Remove the CGT discount for discount capital gains for foreign resident individuals that arise after 8 May 2013.

Foreign residents will still have access to a discount on discount capital gains accrued prior to 8 May 2013 provided they choose to obtain a market valuation for their assets as at that date.

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

Non-Australian resident stockholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 29% for non-Australian resident individuals.  From July 1, 2013, the marginal tax rate for non-Australia residents will start at 32.5%. Some relief from the Australian income tax may be available to such non-Australian resident stockholders under the Double Taxation Convention between the United States and Australia, for example, because the stockholder does not have a permanent establishment in Australia.

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

Research and Development Tax Incentives

The Australian Government tax incentive scheme, introduced on July 1, 2011, replaces the former R&D Tax Concession scheme for research and development activities in income years commencing on or after July 1, 2011. Subject to certain exclusions, the scheme provides benefits for eligible research and development activities (R&D activities).  Such eligible R&D activities include but are not limited to:

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

Our aggregated turnover is less than $20 million, and therefore we will be entitled to claim a 45% refundable tax offset for costs relating to eligible R&D activities during the year.  We have also been authorized under the Advance Finding provisions to qualify for the R&D Tax incentive for certain R&D activities conducted overseas.

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

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20 percent.  Distributions taxable as dividends generally qualify for the 20 percent rate provided that either: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Tax Treaty and that the ADRs currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ADRs will remain readily tradable.  Furthermore, the reduction does not apply to dividends received from PFICs.  The amount of foreign tax credit is limited in the case of foreign qualified dividend income.  U.S. Holders of ADRs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

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

Certain U.S. Holders who are individuals are required to pay a 3.8% tax on the lesser of the excess of their modified adjusted gross income over a threshold amount ($250,000 for married persons filing jointly and $200,000 for single taxpayers) or their “net investment income,” which generally includes capital gains from the disposition of property, for taxable years beginning after December 31, 2012.  This tax is in addition to any capital gains taxes due on such investment income.  A similar tax will apply to estates and trusts.  U.S. Holders should consult their tax advisors regarding the effect, if any, this law may have on them.

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADRs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset which produces passive income.  Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the last six fiscal years, under a literal application of the asset test that looks solely to market value.  We believe that we will once again qualify as a PFIC for the taxable year ended June 30, 2013.

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

If the ADRs are considered “marketable stock” and if you elect to “mark-to-market” your ADRs, you would not be subject to the rules described above.  Instead, you will generally include in income any excess of the fair market value of the ADRs at the close of each tax year over your adjusted basis in the ADRs. If the fair market value of the ADRs had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADRs over its fair market value at that time.  However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ADRs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADRs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ordinary shares in prior years).  However, gain or loss from the disposition of ordinary shares (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.  Our ADRs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de-minimis quantities.

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

U.S. individuals that hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. Federal income tax return. Such form requires disclosure of information concerning such foreign assets, including the value of the assets. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ADRs.

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

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia.  Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.  Certain of our cash equivalents are subject to interest rate risk.  Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.  Our major market risk is changes in foreign exchange rates as we had approximately A$2,035,578, A$4,166,000 and A$2,464,000 in cash held in U.S. dollars and Euro as of June 30, 2013, 2012 and 2011, respectively.  A hypothetical 1% and 4% adverse movement in end-of-period exchange rates for U.S. dollars and Euro, respectively, would reduce or increase the cash balance by approximately A$20,354, A$48,891 and A$32,566, respectively.

We conduct our activities almost exclusively in Australia.  We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results.  In the twelve months ended June 30, 2013, the Australian dollar depreciated against the U.S. dollar by 10%.  In the financial years 2012 and 2011, the Australian dollar depreciated by 4% and appreciated by 20% against the U.S. dollar, respectively.  As of June 30, 2013, payables in U.S. dollars and other currencies were immaterial.  A hypothetical 1% adverse movement in the U.S. dollar, 4% adverse movement in the Euro and 8% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$1,087.

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
•compliance with foreign exchange control regulations or any law or regulation relating to foreign investment
•stock transfer or other taxes and governmental charges
•cable, telex and facsimile transmission and delivery charges
•fees for the transfer or registration of deposited securities in connection with the deposit or withdrawal of deposited securities
•expenses of the depositary in connection with the conversion of foreign currency into U.S. dollars
•any other charge payable by the depositary or the depositary’s agents in connection with the servicing of the shares or other deposited securities (which charge shall be assessed against holders as of the record date or dates set by the depositary)
Expenses payable at the sole discretion of the depositary by billing ADR holders or by deducting such charges from one or more cash dividends or other cash distributions

Fees and Payments Made by the Depositary to the Company

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

Fees and Payments Made by the Company to the Depositary

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders.  For the year ended June 30, 2013, we paid BoNY a total of US$23,932 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).  We also paid BoNY US$30,023 in connection with the conversion of ordinary shares into ADRs for issuance under our “At-The-Market” facility.  The conversion charge was US$ 0.02 per ADR plus international wire charges.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our management concluded that, as of June 30, 2013, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2013.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.  Based on that assessment, our management concluded that as of June 30, 2013, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2013, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.	RESERVED

ITEM 16A.AUDIT COMMITTEE FINANCIAL EXPERT

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

	Year Ended June 30,
Services Rendered	2013		2012
Audit (1)	A$	164,060	A$	145,000
Audit-Related (2)		-		-
Other (3)		-		-
Total	A$	164,060	A$	145,000
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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2013.

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

4.1	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation (3)
4.2	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties (3)
4.3
Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now The CFO solution) (3)

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004 (4)
4.5
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

4.6	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan (6)
4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan (7)
4.8	Fourth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2009 (8)
4.9	Fifth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2012
4.10	GMP 30kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (9)
4.11	GMP 4kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited (10)
4.12	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler (11)
4.13	Letter Agreements effective as of June 12, 2007 between the Registrant and Ms. Dianne Angus (12)
4.14	Agreement dated May 22, 2007, between the Registrant and Patheon Inc. regarding the formulation, development and manufacture of capsules of PBT2 (13)
4.15	PBT2 Capsules Phase III Manufacturing Proposal for Prana Biotechnology Limited dated April 16, 2013 between the Registrant and Patheon Inc.
4.16	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC (14)
4.17	Consultancy Services Agreement dated January 8, 2004, between the Registrant and Professor Ashley Bush (15)
4.18	Letter agreement dated November 14, 2007, between the Registrant and Professor Ashley Bush (16)
4.19	Letter agreement dated May 22, 2009, between the Registrant and Professor Ashley Bush (17)
4.20
Process Development and Manufacturing Agreement dated December 26, 2008, between the Registrant and Dr. Reddy’s Laboratories Limited, as amended by Amendment No. 1 effective February 3, 2009 and Amendment No. 2 effective March 13, 2009 (18)

4.21
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No 3 effective July 6, 2009; Amendment No. 4 effective September 15, 2009; Amendment No. 5 effective November 13, 2009; Amendment No. 6 effective December 22, 2009; Amendment No. 7 effective December 22, 2009; Amendment No. 8 effective May 7, 2010; and Amendment No. 9 effective May 20, 2010 (19)

4.22
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 10 effective October 21, 2010; Amendment No. 11 effective March 21, 2011 and Amendment No. 12 effective May 18, 2011 (20)

4.23
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 13 effective February 14, 2012 (21)

4.24
Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 14 effective September 18, 2012; and Amendment No. 15 effective May 1, 2013

4.25	Master Services Agreement for Provision of Clinical Research Services between the Registrant and INCResearch Australia Pty Limited dated September 22, 2011, or the INCResearch Master Agreement
4.26	Work Order under the INCResearch Master Agreement for Research Project #1000504, Protocol PBT2-203 dated August 14, 2012 and Change Order No. 1 to Work Order #1000504 dated April 16, 2013
4.27	Work Order under the INCResearch Master Agreement for Research Project #1002213, Protocol PBT2-203 dated March 27, 2013
4.28
Work Order under the INCResearch Master Agreement for Research Project #800089, Protocol PBT2-204 dated April 2, 2012, First Amendment to Work Order for Research Project #800089 dated July 17, 2013 and Change Order No. 2 to Work Order #1000504 dated July 17, 2013

4.29
Letter Agreement between the Registrant and INCResearch Australia Pty Limited dated October 2, 2013 re Clinical Trial Services for Study Entitled: "A randomized, double-blind, placebo controlled study to assess the safety and tolerability and efficacy of PBT2 in patients with early to mid-stage Huntington disease," Protocol PBT2-203

4.30	Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited
4.31	28-day Oral Toxicity Study in CbyB6F1 mice dated June 21, 2013 between the Registrant and Bioreliance Corporation
4.32	Placement Confirmation Letter dated March 22, 2011, between the Registrant and certain institutional investors. (22)
4.33	At-The-Market Issuance Sales Agreement dated July 13, 2011, by and between the Registrant and McNicoll, Lewis & Vlak LLC (23)
4.34	Clinical Trial Agreement between the Registrant and the University of Rochester dated October 7, 2011. (24)
4.35	Clinical Research Support Agreement between the Registrant and the General Hospital Corporation dated June 14, 2012. (25)
4.36	Amended At-The-Market Issuance Sales Agreement dated August 30, 2013, by and between the Registrant and MLV & Co. LLC (26)
8.1	List of Subsidiaries of the Registrant
12.1	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
12.2	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended
13.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm
_______________

(1)	Filed as Exhibit 1.1 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.
(2)	Incorporated by reference to the Post-Effective Amendment No. 1 to Form F-6 Registration Statement filed with the Securities and Exchange Commission on December 12, 2007 (File 333-136944).
(3)	Incorporated by reference to our Registration Statement on Form 20-F filed with the Securities and Exchange Commission on May 28, 2002 (File No. 000-49843).
(4)	Filed as Exhibit 4.6 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.
(5)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2004, and incorporated herein by reference.
(6)	Incorporated by reference to Annexure A to Item 1 of our Report on Form 6-K for the month of November 2004.
(7)	Incorporated by reference to Annexure B to Item 1 of our Report on Form 6-K for the month of November 2004.
(8)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended June 30, 2012, and incorporated herein by reference.
(9)	Filed as Exhibit 4.9 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(10)	Filed as Exhibit 4.10 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(11)	Filed as Exhibit 4.19 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(12)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(13)	Filed as Exhibit 4.22 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(14)	Filed as Exhibit 4.25 to our Annual Report on Form 20-F for the year ended June 30, 2007, and incorporated herein by reference.
(15)	Incorporated by reference to our Report on Form 6-K for the month of September 2009.
(16)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of June 2009.
(17)	Incorporated by reference to Item 2 of our Report on Form 6-K for the month of June 2009.
(18)	Filed as Exhibit 4.20 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.
(19)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2009, and incorporated herein by reference.
(20)	Filed as Exhibit 4.21 to our Annual Report on Form 20-F for the year ended June 30, 2010, and incorporated herein by reference.
(21)	Filed as Exhibit 4.23 to our Annual Report on Form 20-F for the year ended June 30, 2012, and incorporated herein by reference.
(22)	Filed as Exhibit 4.24 to our Annual Report on Form 20-F for the year ended June 30, 2011, and incorporated herein by reference.
(23)	Incorporated by reference to Item 1 of our Report on Form 6-K for the month of March 2011.
(24)	Filed as Exhibit 4.27 to our Annual Report on Form 20-F for the year ended June 30, 2012, and incorporated herein by reference.
(25)	Filed as Exhibit 4.28 to our Annual Report on Form 20-F for the year ended June 30, 2012, and incorporated herein by reference.
(26)	Filed as Exhibit 1.2 to our Report on Form 6-K for the month of August 2013.

PRANA BIOTECHNOLOGY LIMITED

Report of Independent Registered Public Accounting  Firm

To The Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated  Statements  of Financial Position,  Statements  of Comprehensive Income, Cash Flow Statements, and Statements of Changes in Stockholders'  Equity present fairly, in all material respects, the financial position of Prana Biotechnology Limited (the "Company") and its subsidiaries  at June 30, 2013 and June 30, 2012, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2013 in conformity with International Financial Reporting Standards as issued by the International  Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining,  on a test basis, evidence supporting  the amounts and disclosures  in the financial statements, assessing  the accounting principles used and significant estimates made by management,  and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers
Melbourne, Australia
October 22, 2013

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars, except number of shares)

		June 30,
	Notes	2013	2012
Assets
Current Assets
Cash and cash equivalents		13,346,760	5,636,469
Trade and other receivables	5	3,523,938	1,550,836
Other current assets	6	112,242	68,675

Total Current Assets		16,982,940	7,255,980

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$397,774 and A$375,409, respectively	7	46,893	48,051
Other non-current assets	6	43,988	37,837

Total Non-Current Assets		90,881	85,888

Total Assets		17,073,821	7,341,868

Liabilities
Current Liabilities
Trade and other payables	8	1,775,666	961,954
Other financial liabilities	9	870,801	335,903
Provisions	10	419,176	362,795
Unearned income	12	33,332	50,831

Total Current Liabilities		3,098,975	1,711,483

Non-Current Liabilities
Provisions	10	133	6,938

Total Non-Current Liabilities		133	6,938

Total Liabilities		3,099,108	1,718,421

Net Assets		13,974,713	5,623,447

Equity
Issued and unissued capital 2013: 381,610,426 fully paid ordinary shares Nil options over fully paid ordinary shares 2012: 297,980,818 fully paid ordinary shares Nil options over fully paid ordinary shares	13	101,379,111	86,134,077
Reserves	14	10,526,925	9,633,451
Accumulated deficit during the development stage	15	(97,931,323)	(90,144,081)

Total Equity		13,974,713	5,623,447

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2013	2012	2011

Revenues from ordinary activities	2	150,867	186,664	156,135
Other income	2	4,488,526	2,340,851	6,785
Research and development expenses, net	3	(7,946,005)	(4,228,719)	(2,758,381)
Corporate personnel expenses	3	(2,556,243)	(1,858,562)	(1,965,408)
Intellectual property expenses	3	(294,894)	(261,706)	(399,237)
Auditor and accounting expenses	3	(166,086)	(153,597)	(157,436)
Travel expenses	3	(131,710)	(91,624)	(159,971)
Public relations and marketing expenses	3	(136,186)	(124,970)	(110,646)
Depreciation expenses	3	(23,130)	(19,621)	(31,577)
Other expenses	3	(1,187,083)	(1,107,283)	(857,281)
Foreign exchange gain (loss)	3	140,761	45,959	(145,377)
Gain (loss) on fair valuation of financial liabilities	3	(126,059)	33,139	(8,791)

Loss before income tax expense		(7,787,242)	(5,239,469)	(6,431,185)

Income tax expense	4	-	-	-

Loss for the year		(7,787,242)	(5,239,469)	(6,431,185)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year	16a	(7,787,242)	(5,239,469)	(6,431,185)

Loss per share (basic and diluted - cents per share)	20	(2.30)	(1.82)	(2.60)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		338,700,006	287,765,812	247,578,570

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30,
	Notes	2013	2012	2011

Cash Flows from Operating Activities
Payments to suppliers and employees		(10,650,823)	(7,874,010)	(4,714,503)
Interest received		93,789	186,794	156,366
Grants received		107,097	144,345	-
R&D tax refund		2,492,683	691,301	-
Other		6,000	5,664	(10)

Net cash flows used in operating activities	16(a)	(7,951,254)	(6,845,906)	(4,558,147)

Cash Flows from Investing Activities
Payment for rental security deposits		(6,151)	-	(2,673)
Payments for purchase of plant and equipment		(22,000)	(26,763)	(13,959)

Net cash flows used in investing activities		(28,151)	(26,763)	(16,632)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		16,260,806	3,843,495	8,551,283
Payment of share issue costs		(1,015,775)	(221,472)	(563,025)
Proceeds from borrowings		337,000	-	347,000

Net cash flows provided by financing activities		15,582,031	3,622,023	8,335,258

Net increase (decrease) in cash and cash equivalents		7,602,626	(3,250,646)	3,760,479

Opening cash and cash equivalents brought forward		5,636,469	8,838,245	5,227,298
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		107,665	48,870	(149,532)

Closing cash and cash equivalents carried forward	16(b)	13,346,760	5,636,469	8,838,245

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued and Unissued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity

Balance, June 30, 2010		234,045,871	75,120,164	8,582,579	(78,473,427)	5,229,316
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	13(b)	39,959,329	6,974,424	-	-	6,974,424
Issuance of options in connection with private placement	13(c)	-	-	1,057,182	-	1,057,182
Non-cash issuance of shares to consultants	13(b)	465,000	56,583	-	-	56,583
Non-cash issuance of options to consultants	14(b)	-	-	5,850	-	5,850
Options forfeited	14(b)	-	-	(2,266)	-	(2,266)
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	816,583	189,648	(189,648)	-	-
Share options – value of employee services	14(b)	-	-	41,298	-	41,298
		41,240,912	7,220,655	912,416	-	8,133,071
Net loss		-	-	-	(6,431,185)	(6,431,185)
Total comprehensive loss for the year		-	-	-	(6,431,185)	(6,431,185)
Balance, June 30, 2011		275,286,783	82,340,819	9,494,995	(84,904,612)	6,931,202
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	13(b)	22,042,170	3,622,022	-	-	3,622,022
Non-cash issuance of shares to consultants	13(b)	310,000	50,700	-	-	50,700
Non-cash issuance of options to employees	14(b)	-	-	140,926	-	140,926
Non-cash issuance of options to consultants	14(b)	-	-	145,940	-	145,940
Options lapsed	14(b)	-	-	(75,022)	-	(75,022)
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	341,865	120,536	(120,536)	-	-
Share options – value of employee services	14(b)	-	-	47,148	-	47,148
		22,694,035	3,793,258	138,456	-	3,931,714
Net loss	15	-	-	-	(5,239,469)	(5,239,469)
Total comprehensive loss for the year		-	-	-	(5,239,469)	(5,239,469)
Balance, June 30, 2012		297,980,818	86,134,077	9,633,451	(90,144,081)	5,623,447
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	13(b)	58,141,030	10,629,011	-	-	10,629,011
Issuance of shares in connection with share purchase plan, net of costs	13(b)	10,370,488	1,570,863	-	-	1,570,863
Issuance of shares in connection with At-The-Market facility, net of costs	13(b)	15,008,090	3,023,160	-	-	3,023,160
Non-cash issuance of shares to consultants	13(b)	110,000	22,000	-	-	22,000
Non-cash issuance of options to employees	14(b)	-	-	86,969	-	86,969
Non-cash issuance of options to consultants	14(b)	-	-	215,083	-	215,083
Non-cash issuance of options to directors	14(b)	-	-	591,422	-	591,422
		83,629,608	15,245,034	893,474	-	16,138,508
Net loss	15	-	-	-	(7,787,242)	(7,787,242)
Total comprehensive loss for the year		-	-	-	(7,787,242)	(7,787,242)
Balance, June 30, 2013		381,610,426	101,379,111	10,526,925	(97,931,323)	13,974,713

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

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2013 was authorized for issue in accordance with a resolution of the Board of Directors on October 22, 2013.

Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the financial statements.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2013 and the comparative information presented in these financial statements for the years ended June 30, 2012 and 2011.

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

(a) Critical judgments in applying the entity’s accounting policies - use of volatility period in valuing warrant liabilities

Warrants and options exercisable into American Depository Receipts ("ADRs") recorded as financial liabilities under IAS 32 Financial Instruments: Presentation (see Note 9) are measured at fair value using a Black-Scholes valuation model.  At each reporting date any options and warrants for ADRs are recorded at fair value with the corresponding difference being recorded in the income statement as a gain or loss.

Warrants that were exercisable for ADRs expired without being exercised on June 4, 2009.  On June 30, 2011, the Company granted warrants to purchase 612,397 ordinary shares to Alzheimer’s Drug Discovery Foundation (“ADDF”).  The warrants are exercisable at A$0.17 consideration and expire on February 25, 2016.  Options for ADRs remain outstanding.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011.  The new provisions provide refundable or non-refundable tax offsets.  The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011.  A 45% refundable tax offset, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million.  Eligible companies can receive a refundable tax offset of 45% of their research and development spending.

The Company's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.  For the period to June 30, 2013 the Company has recorded an item in other income of A$3.47 million (2012: A$1.55 million) to recognize this amount which relates to this period.

 PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern Basis

The Company is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  For the year ended June 30, 2013, the Company incurred an operating loss of A$7.8 million (2012: A$5.2 million) and an operating cash outflow of A$8.0 million (2012: A$6.8 million). As at year end the net assets of the Company stood at A$14.0 million (2012: A$5.6 million) and the cash position has increased to A$13.3 million from A$5.6 million at June 30, 2012.

The management of the Company believes that the going concern basis of preparation is appropriate based on the following:

•
On May 17, 2011 the Company filed a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission to sell up to an aggregate US$50 million of its securities and on July 13, 2011 issued a Prospectus Supplement relating to the sale of 5 million American Depositary Receipts ("ADRs") through an "at-the-market" (ATM) facility and appointed McNicoll, Lewis & Vlak LLC ("MLV") as sales agent.  At the Company's discretion and instruction, MLV uses its commercially reasonable efforts to sell the ADRs at market prices from time to time, including sales made by means of ordinary brokers' transactions on the NASDAQ Capital Market.  As of June 30, 2013, the Company sold a total amount of 3.71 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.0 million (US$7.25 million).  Since the end of the reporting period to the time the financial statements were authorized for issue, the Company sold 1.54 million of its ADRs for aggregate gross proceeds of approximately A$7.31 million (US$6.62 million) through its "at-the-market" facility.

•
Post June 30, 2013, 10 million unlisted options due to expire on September 11, 2013 were exercised for consideration of A$0.30 per share.  The options were exercised into ordinary shares resulting in A$3 million received by the Company to fund operations.

•	Cash on hand as at June 30, 2013 plus subsequent capital inflows is considered to meet the Company’s forecast needs for, at least, the next 12 months.

•	In addition, the Company continues to pursue raising additional funds through alternative funding structures.

•
Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

On this basis the Directors are satisfied that the Company is a going concern and at this time are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as at June 30, 2013.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Company not continue as a going concern.

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

No impairment charges were incurred during the three years ended June 30, 2013.

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

At June 30, 2013 and 2012, Prana had no capitalized research and development costs.

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

(m)Grants
Grants are recognized when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(n)Other Income
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

(u)Comparative Figures
When required by IFRS, comparative figures have been adjusted to conform with changes in presentation for the current financial year.

(v)New Accounting Standards And Interpretations

(i) New and amended Accounting Standards and Interpretations issued and effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2012 that would be expected to have a material impact on the Company.

(ii) Accounting Standards issued by not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2013 reporting periods.  The Company's assessment of the impact of these new standards and interpretations is set out below.

Initial application of the following Standards and Interpretations will not affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company:

•       IFRS 9 Financial Instruments

In November 2009, the IASB issued, and subsequently revised in October 2010, IFRS 9 as a first phase in its ongoing project to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9, which is to be applied retrospectively, is effective for annual periods beginning on or after January 1, 2015, with earlier application permitted.

IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. The standard also adds guidance on the classification and measurement of financial liabilities. Management has not yet determined the potential impact the adoption of IFRS 9 will have on the Company’s consolidated financial statements.

•       IFRS 10 Consolidated Financial Statements

In May 2011, the IASB issued IFRS 10, which is to be applied retrospectively, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 10 replaces Standing Interpretations Committee (“SIC”) 12 Consolidation – Special Purpose Entities and IAS 27 Consolidated and Separate Financial Statements. IFRS 10 eliminates the current risk and rewards approach and establishes control as the single basis for determining the consolidation of an entity. The standard provides guidance on how to apply the control principles in a number of situations, including agency relationships and holding potential voting rights. Management has not yet determined the potential impact that the adoption of IFRS 10 will have on the Company’s consolidated financial statements.

•       IFRS 12 Disclosure of Interests in Other Entities

In May 2011, the IASB issued IFRS 12, which is to be applied retrospectively, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 12 outlines the required disclosures for interests in subsidiaries and joint arrangements. The new disclosures require information that will assist financial statement users to evaluate the nature, risks and financial effects associated with an entity’s interests in subsidiaries and joint arrangements. Management has not yet determined the potential impact that the adoption of IFRS 12 will have on the Company’s consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

•       IFRS 13 Fair Value Measurement

In May 2011, the IASB issued IFRS 13, which is to be applied prospectively, and is effective for annual periods beginning on or after January 1, 2013, with earlier application permitted.

IFRS 13 defines fair value, provides a framework for measuring fair value and includes disclosure requirements for fair value measurements. IFRS 13 will be applied in most cases when another IFRS requires (or permits) fair value measurement. Management has not yet determined the potential impact that the adoption of IFRS 13 will have on the Company’s consolidated financial statements.

•       Other

In June 2011, the IASB issued amendments to IAS 1 to revise the way in which other comprehensive income is presented. The Company does not believe the changes resulting from the amended standard will have an impact on its consolidated financial statements. The amended standard is effective for annual periods beginning on or after July 1, 2012.

In June 2011, the IASB issued amendments to IAS 19 Employee Benefits with revised requirements for pensions and other post-retirement benefits, termination benefits and other changes. The Company does not believe the changes resulting from these amendments are relevant to its consolidated financial statements. The amended standard is effective for annual periods beginning on or after January 1, 2013.

In June 2011, the IASB issued amendments to IFRS 7 Financial Instruments: Disclosures. The Company does not believe the changes resulting from these amendments are relevant to its consolidated financial statements. The amended standard is effective for annual periods beginning on or after July 1, 2011.

In May 2011, the IASB issued IFRS 11 Joint Arrangements, in addition to IFRS 10 and IFRS 12 discussed above. The Company does not believe the changes resulting from this new standard are relevant to its consolidated financial statements. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

	Years Ended June 30,
	2013	2012	2011

2.REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS
Other revenue
Interest	150,867	186,664	156,135
Total other revenue	150,867	186,664	156,135

Other income
Donations	-	5,664	6,785
R&D Tax Concession	4,408,761	2,241,673	-
Michael J Fox Foundation Grant	79,765	93,514	-
Total other income	4,488,526	2,340,851	6,785
Total revenue	4,639,393	2,527,515	162,920

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2013	2012	2011
3.EXPENSES FROM ORDINARY ACTIVITIES
Research and development	3(a)	7,946,005	4,228,719	2,758,381

Corporate personnel expenses
Employee expenses		836,085	867,999	1,078,501
Equity based payments to employees		73,756	111,474	22,604
Consultant and director expenses		761,584	745,167	678,064
Equity-based payments to consultants and directors		800,833	32,000	51,000
Defined contribution superannuation expenses		83,985	101,922	135,239

Total corporate personnel expense*		2,556,243	1,858,562	1,965,408

Intellectual property expenses
Overseas		145,233	77,902	74,634
Local		149,661	183,804	324,603

Total intellectual property expense
		294,894	261,706	399,237

Depreciation of non-current assets
Laboratory equipment		2,831	5,159	6,557
Computer equipment		17,569	11,751	22,235
Furniture and fittings		2,730	2,711	2,711
Leasehold improvements		-	-	74
Write-off non-current assets		-	-	-

Total depreciation expense		23,130	19,621	31,577

Other expenses
Corporate compliance		251,552	403,981	181,992
Office expenses		634,552	437,427	452,567
Computer expenses		21,609	28,994	21,975
Insurance		84,679	64,046	56,868
Office rental under operating lease		177,015	161,291	140,121
Interest Expense - ADDF		17,676	11,544	3,758

Total other expenses		1,187,083	1,107,283	857,281

Auditor and accounting expenses		166,086	153,597	157,436
Travel expenses		131,710	91,624	159,971
Public relations and marketing expenses		136,186	124,970	110,646
Foreign exchange gain (loss)		(140,761)	(45,959)	145,377
Gain (loss) on fair valuation of financial liabilities		126,059	(33,139)	8,791

Total expenses		12,426,635	7,766,984	6,594,105

*Corporate personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

	Years Ended June 30,
(a) Research and development expenses	2013	2012	2011
Personnel expenses related to research and development	519,455	712,345	428,890
Research and development expenses (1)	7,426,550	3,516,374	2,329,491

Total research and development expenses	7,946,005	4,228,719	2,758,381

(1)	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2013	2012	2011
4.INCOME TAX

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax on net (loss) before income tax at 30% (2013, 2012 & 2011: 30%)	(2,336,173)	(1,571,841)	(1,929,356)
Effect of lower tax rates of tax on overseas income	(499)	(286)	(18)

Add tax effect of:
(Over)/Under provision of income tax in previous year relating to a correction of estimates (1)	1,408,791	336,146	218,421
Equity issued for nil consideration	274,642	92,908	30,439
Research and development tax concession	(1,039,919)	(465,112)	(222,358)
Gain on fair value of financial liabilities	(9,381)	9,942	(2,637)
Other	1,766	2,508	1,355

Deferred tax asset not recognized	1,700,772	1,595,736	1,904,154

Income tax expense attributable to loss before income tax	-	-	-

(b)Potential deferred tax asset at June 30, 2012, 2011 and 2010 in respect of: tax losses not brought to account is:	35,566,969	33,969,324	32,246,695
Temporary differences	(338,714)	433,178	345,577

(1) This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the annual report on Form 20-F for the year ended June 30, 2012 and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.

	Years Ended June 30,
	2013	2012
5.TRADE AND OTHER RECEIVABLES

R&D tax credit receivable	3,523,938	1,550,836

	3,523,938	1,550,836

	Years Ended June 30,
	2013	2012
6.OTHER ASSETS
Current
Prepayments	110,373	67,463
Other receivables	1,869	1,212

Total	112,242	68,675

Non-current
Term deposit	43,988	37,837

Total	43,988	37,837

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2013	2012
7.PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		423,460	396,697
Additions		21,972	26,763
Disposals		-	-

Balance at end of year		445,432	423,460

Accumulated depreciation
Balance at beginning of year		(375,409)	(355,788)
Disposals		-	-
Depreciation expense	3	(23,130)	(19,621)

Balance at end of year		(398,539)	(375,409)

Net book value at end of year		46,893	48,051

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 3.

	Years Ended June 30,
	2013	2012

Laboratory equipment, at cost	166,264	166,299
Less accumulated depreciation	(166,253)	(163,457)

Total laboratory equipment	11	2,842

Computer equipment, at cost	165,146	144,224
Less accumulated depreciation	(129,585)	(122,746)

Total computer equipment	35,561	31,478

Furniture and fittings, at cost	37,598	37,278
Less accumulated depreciation	(26,277)	(23,547)

Total furniture and fittings	11,321	13,731

Leasehold improvements, at cost	75,659	75,659
Less accumulated depreciation	(75,659)	(75,659)

Total leasehold improvements	-	-

Total	46,893	48,051

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2013	2012
8.TRADE AND OTHER PAYABLES

Trade creditors	278,641	202,347
Accrued research and development expenses	1,195,370	375,283
Accrued intellectual property expenses	24,464	13,788
Accrued corporate personnel expenses	441	39,440
Accrued audit and accounting fees	237,042	271,725
Accrued travel expenses	-	469
Accrued marketing expenses	-	2,775
Other accrued expenses	39,708	48,888
Sundry payables	-	7,239

Total	1,775,666	961,954

	Years Ended June 30,
	2013	2012	2013	2012
9.FINANCIAL LIABILITIES	No.	No.	$A	$A

Current
Convertible Promissory Note (a)	-	-	802,641	299,012
Warrants over ordinary shares (b)	612,397	612,397	68,160	36,891
Total			870,801	335,903

(a)  Convertible Promissory Note.
In the Financial Year ended 30 June 2011 the Company entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a Grant of up to US$700,000, receivable in two instalments of US$350,000.   As at 30 June 2013 both instalments totaling US$700,000 have been received.  As a condition to receiving the Grant and on execution of the agreement, the Company executed a Convertible Promissory Note, which is equal to the amount of the first instalment.  This Convertible Promissory Note will govern the terms of repayment of the Grant or the conversion into ordinary shares of the Company.  Further, as a condition to receiving the Grant, on receipt of each instalment, the Company shall execute a Warrant to ADDF to purchase ordinary shares of the Company.

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

(b)  Warrants over ordinary shares
As per an agreement with the ADDF, the Company issued warrants to purchase 612,397 ordinary shares to the ADDF representing 30% of the value of the first tranche of the US$350,000 grant received during the financial year end June 30, 2011.  The warrants are convertible to ordinary shares on or before February 25, 2016 at an exercise price of A$ 0.17 per warrant.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2013	2012
10.PROVISIONS

Current
Annual leave (1)		179,609	159,557
Long service leave (1)(2)	21	239,567	203,238

Total		419,176	362,795

Non-Current
Long service leave (2)	21	133	6,938

A provision has been recognized for employee entitlements relating to long service leave.  In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data.  The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions
Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2013	2012
Annual leave
Carrying amount at start of year	159,557	142,521
Charged/(credited) to profit or loss
-additional provisions recognized	126,926	109,132
-unused amounts reversed	-	(920)
Amounts used during the year	(106,874)	(91,176)
Carrying amount at end of year	179,609	159,557

Long service leave
Carrying amount at start of year	210,176	181,830
Charged/(credited) to profit or loss
-additional provisions recognized	29,524	41,422
-unused amounts reversed	-	(13,076)
Amounts used during the year	-	-
Carrying amount at end of year	239,700	210,176

TOTAL	419,309	369,733

(2) Amounts not expected to be settled within the next 12 months
The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances.

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

	Years Ended June 30,
	2013	2012

Long service leave obligation expected to be settled after 12 months	239,567	203,238

11.    COMMITMENTS AND CONTINGENCIES

Majority of the contracts for the Company’s research and development programs have termination notice periods of 30 days.  The Company has the ability to scale down its operations and prioritise its research and development programs to reduce capital expenditure if required.  As at June 30, 2013, the Company had research and development termination commitments approximating AU$2 million.  No liability has been recognized within these financial statements.

There are no contingent assets or liabilities at the date of this report.  The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company.

In respect of expenditure commitments, refer to Note 17.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2013	2012
12.UNEARNED INCOME

Unearned income: Michael J Fox Foundation Grant	33,332	50,831

	33,332	50,831

		Years Ended June 30,
	Notes	2013	2012	2011
13. ISSUED CAPITAL

(a) Issued Capital
381,610,426 (2012: 297,980,818) fully paid ordinary shares	13(b)	98,677,467	83,432,433	79,639,175
Nil (2012: Nil) options for fully paid ordinary shares	13(c)	2,701,644	2,701,644	2,701,644

		101,379,111	86,134,077	82,340,819

(b) Movements in Issued Shares

	June 30,
	2013		2012		2011
	No.	A$	No.	A$	No.	A$
Beginning of the year	297,980,818	83,432,433	275,286,783	79,639,175	234,045,871	72,418,520

Movement during the year	83,629,608	15,245,034	22,694,035	3,793,258	41,240,912	7,220,655

End of the year	381,610,426	98,677,467	297,980,818	83,432,433	275,286,783	79,639,175

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$A
Year ended June 30, 2010			31,335,398		4,931,175
July 1, 2010	Reversal of Proposed Non cash share issue in consideration for services provided by consultants		-	0.32	(17,517)
July 19, 2010	Shares to investors as part of private placement		7,064,749	0.16	1,150,000
September 27, 2010	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.13	14,300
September 27, 2010	Exercise of options – employees		84,333	-	18,553
October 8, 2010	Exercise of options – employees		112,250	-	24,695
November 4, 2010	Exercise of options – employees		120,000	-	26,400
November 4, 2010	Exercise of options – consultants		500,000	-	120,000
March 4, 2011	Non cash share issue in consideration for services provided by consultants	(i)	55,000	0.16	8,800
April 8, 2011	Shares to investors as part of private placement		27,200,000	0.19	5,245,714
June 30, 2011	Shares to investors as part of private placement		5,694,580	0.20	1,141,735
June 30, 2011	Non cash share issue in consideration for services provided by consultants	(i)	300,000	0.17	51,000
	Security issuance costs				(563,025)
Year ended June 30, 2011			41,240,912		7,220,655
September 15, 2011	Shares to investors as part of at-the-market facility		196,000	0.19	36,827
September 19, 2011	Shares to investors as part of at-the-market facility		4,913,630	0.21	1,031,094
September 20, 2011	Shares to investors as part of at-the-market facility		1,211,970	0.18	223,976
November 17, 2011	Shares to investors as part of at-the-market facility		1,052,000	0.16	169,980
November 23, 2011	Shares to investors as part of at-the-market facility		2,736,530	0.17	461,556

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

December 22, 2011	Exercise of options – employees		91,865	-	36,746
December 22, 2011	Exercise of options – consultants		250,000	-	83,790
January 9, 2012	Shares to investors as part of at-the-market facility		3,396,190	0.16	536,228
January 10, 2012	Shares to investors as part of at-the-market facility		712,350	0.15	103,893
January 11, 2012	Shares to investors as part of at-the-market facility		703,140	0.15	102,263
January 17, 2012	Shares to investors as part of at-the-market facility		312,070	0.15	45,687
January 30, 2012	Shares to investors as part of at-the-market facility		145,000	0.16	22,570
February 1, 2012	Non cash share issue in consideration for services provided by consultants	(i)	405,150	0.16	65,549
February 1, 2012	Shares to investors as part of at-the-market facility		110,000	0.17	18,700
February 7, 2012	Shares to investors as part of at-the-market facility		745,000	0.16	119,271
February 8, 2012	Shares to investors as part of at-the-market facility		1,250,030	0.17	207,627
February 9, 2012	Shares to investors as part of at-the-market facility		1,228,820	0.18	217,609
February 10, 2012	Shares to investors as part of at-the-market facility		460,110	0.18	83,430
February 16, 2012	Shares to investors as part of at-the-market facility		311,380	0.16	50,168
March 1, 2012	Shares to investors as part of at-the-market facility		183,000	0.16	29,042
March 21, 2012	Shares to investors as part of at-the-market facility		1,000,000	0.16	159,647
March 21, 2012	Non cash share issue in consideration for services provided by consultants	(i)	200,000	0.16	32,000
March 29, 2012	Shares to investors as part of at-the-market facility		265,500	0.17	44,333
May 21, 2012	Shares to investors as part of at-the-market facility		366,020	0.16	59,799
May 25, 2012	Shares to investors as part of at-the-market facility		448,280	0.16	72,945
	Security issuance costs				(221,472)
Year ended June 30, 2012			22,694,035		3,793,258
August 24, 2012	Shares to investors as part of at-the-market facility		1,364,190	0.18	$239,238
August 27, 2012	Shares to investors as part of at-the-market facility		1,656,440	0.17	$288,162
August 28, 2012	Shares to investors as part of at-the-market facility		52,000	0.17	$8,970
August 29, 2012	Shares to investors as part of at-the-market facility		164,770	0.17	$28,252
August 31, 2012	Shares to investors as part of at-the-market facility		347,000	0.17	$58,771
September 3, 2012	Shares to investors as part of at-the-market facility		816,330	0.17	$138,954
September 4, 2012	Shares to investors as part of at-the-market facility		169,060	0.17	$27,909
September 14, 2012	Shares to investors as part of at-the-market facility		1,249,450	0.19	$242,432
September 17, 2012	Shares to investors as part of at-the-market facility		2,507,610	0.20	$507,067
September 18, 2012	Shares to investors as part of at-the-market facility		354,500	0.20	$70,973
September 25, 2012	Shares to investors as part of at-the-market facility		1,196,500	0.25	$296,530
September 26, 2012	Shares to investors as part of at-the-market facility		189,210	0.24	$46,289
September 27, 2012	Shares to investors as part of at-the-market facility		121,350	0.22	$27,055
September 28, 2012	Shares to investors as part of at-the-market facility		20,700	0.23	$4,665
October 8, 2012	Shares to investors as part of private placement		32,500,000	0.18	$6,012,500
March 1, 2013	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.20	$22,000
March 7, 2013	Shares to investors as part of at-the-market facility		1,843,240	0.27	$502,879
March 7, 2013	Shares to investors as part of at-the-market facility		1,499,870	0.27	$407,541
April 8, 2013	Shares to investors as part of private placement		25,641,030	0.20	$5,000,000
April 8, 2013	Shares to investors as part of at-the-market facility		1,045,150	0.21	$218,981
April 8, 2013	Shares to investors as part of at-the-market facility		244,740	0.22	$53,110
April 8, 2013	Shares to investors as part of at-the-market facility		165,980	0.22	$36,284
May 3, 2013	Share Purchase Plan		10,370,488	0.19	$2,022,245
	Security issuance costs				(1,015,775)
Year ended June 30, 2013			3,636,070		15,245,034

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

September 27, 2010, March 4, 2011, June 27, 2011, February 1, 2012, March 21, 2012 and March 1, 2013

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

(c) Movements in Options

	June 30,
	2013		2012		2011
	Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	-	2,701,644	-	2,701,644	-	2,701,644

End of the year*	-	2,701,644	-	2,701,644	-	2,701,644

*There was no movement in options during the financial years ended June 30, 2013, 2012 and 2011.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13. ISSUED CAPITAL (continued)

(e) Shares Issued after Reporting Date

After reporting date the following equity issues occurred:

Date	Details	Notes	Number	Issue Price A$	$	A
July 31, 2013	Shares to investors as part of at-the-market facility		1,469,780	0.40		588,216
August 1, 2013	Shares to investors as part of at-the-market facility		465,980	0.38		176,592
August 2, 2013	Shares to investors as part of at-the-market facility		3,601,550	0.39		1,413,617
August 5, 2013	Shares to investors as part of at-the-market facility		2,517,590	0.38		956,832
August 26, 2013	Exercise of options – consultants		150,000	0.25		14,640
August 26, 2013	Exercise of options – consultants		100,000	-		11,700
August 26, 2013	Exercise of options – consultants		86,625	-		12,266
August 26, 2013	Exercise of options – consultants		100,000	-		11,700
August 26, 2013	Exercise of options – investors		10,000,000	0.30		857,143
August 29, 2013	Shares to investors as part of at-the-market facility		1,167,610	0.57		662,809
September 5, 2013	Shares to investors as part of at-the-market facility		2,160,950	0.58		1,261,265
September 6, 2013	Shares to investors as part of at-the-market facility		1,395,610	0.56		786,494
September 7, 2013	Shares to investors as part of at-the-market facility		523,120	0.55		288,606
September 10, 2013	Shares to investors as part of at-the-market facility		2,056,760	0.52		1,071,557
October 3, 2013	Exercise of options – employees		97,418	-		17,577
October 3, 2013	Exercise of options – employees		625,000	-		282,828

			26,517,993			8,413,842

14.      RESERVES

		Years Ended June 30,
	Notes	2013	2012	2011

(a)Share Based Payments
35,544,121 (2012: 28,360,328) options for fully paid ordinary shares	14(b)	8,557,928	7,664,454	7,525,998
Nil (2012: 380,000) options for ADRs	14(c)	1,515,434	1,515,434	1,515,434
Nil (2012: Nil) warrants for ADRs	14(d)	453,563	453,563	453,563

		10,526,925	9,633,451	9,494,995

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.      RESERVES (continued)

(b) Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2013		2012		2011
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	28,360,328	7,664,454	26,043,956	7,525,998	26,419,378	6,613,582
Issued during the year	10,683,793	893,474	4,158,674	286,866	8,712,645	1,063,032
Expired during the year	(3,500,000)	-	-	-	(8,191,484)	-
Forfeited during the year	-	-	(1,500,437)	(75,022)	(80,000)	(2,266)
Amortization of option expenses	-	-	-	47,148	-	41,298
Exercised during the year (Note 14(b))	-	-	(341,865)	(120,536)	(816,583)	(189,648)

End of the year	35,544,121	8,557,928	28,360,328	7,664,454	26,043,956	7,525,998

Details of option grants are summarized as follows.

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

Year ended June 30, 2013:
•     On December 12, 2012, the Company granted options to purchase 8,000,000 ordinary shares to directors under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company.  The options are exercisable at A$0.33 consideration and expire on December 13, 2017.  The fair value of the options is A$0.07.
•     On December 12, 2012, the Company granted options to purchase 1,000,000 ordinary shares to key management personnel under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company.  The options are exercisable at A$0.33 consideration and expire on December 13, 2017.  The fair value of the options is A$0.07.
•     On June 26, 2013, the Company granted options to purchase 641,923 ordinary shares to employees under the 2004 ASX Plan (see Note 18) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$0.37 consideration and expire on June 25, 2018.  The fair value of the options is A$0.14.
•     On June 26, 2013, the Company granted options to purchase 1,041,870 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$0.37 consideration and expire on June 25, 2018.  The fair value of the options is A$0.14.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14. RESERVES (continued)

(c)Movements in Options for ADRs

	Years Ended June 30,
	2013		2012		2011
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	380,000	1,515,434	380,000	1,515,434	380,000	1,515,434

Expiration of options (1)	(380,000)	-	-	-	-	-
End of the year	-	1,515,434	380,000	1,515,434	380,000	1,515,434

(1) Options exercisable at US$5.00 on or before December 17, 2012.  These options are convertible to ADRs, 1 ADR = 10 ordinary shares.  These options over ADRs expired without being exercised on December 17, 2012.

(d)Movement in Warrants for ADRs

	Years Ended June 30,
	2013		2012		2011
	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)
Beginning of the year (1)	-	453,563	-	453,563	-	453,563
Beginning of the year (2)	612,397	-	612,397	-	-	-
End of the year	612,397	453,563	612,397	453,563	-	453,563

(1) Warrants exercisable at US$8.00 on or before June 4, 2009.  These warrants are convertible to ADRs, one ADR represents ten ordinary shares.  Warrants expired without being exercised on June 4, 2009.
(2) Warrants exercisable at A$0.17 on or before February 25, 2016.

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

(f) Options and Warrants Issued after Reporting Date

No option issues have occurred after reporting date.  There have been no warrants granted after reporting date.

	Years Ended June 30,
	2013	2012
15.ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(90,144,081)	(84,904,612)
Net loss for the year	(7,787,242)	(5,239,469)

Balance at end of year	(97,931,323)	(90,144,081)

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2013	2012	2011
16.CASH FLOW INFORMATION

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(7,787,242)	(5,239,469)	(6,431,185)

Non-cash items
Depreciation of property and equipment	23,130	19,621	31,577
Non-cash issue of equity in consideration of operating expenses	893,477	310,835	144,569
Loss on disposal of plant and equipment	(150)	762	268
Foreign exchange (gain) loss	(110,816)	(48,870)	149,532
(Gain) loss on fair value of financial liabilities	197,898	(23,669)	12,548

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	(1,973,102)	(1,547,463)	(2,548)
Decrease (increase) in other current assets	(43,567)	21,913	1,389,015
(Decrease) increase in trade and other payables	817,041	(435,779)	151,410
(Decrease) increase in other current liabilities	(17,499)	50,831
Decrease (increase) in provision for employee entitlements	49,576	45,382	(3,333)

Net cash flows used in operating activities	(7,951,254)	(6,845,906)	(4,558,147)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	13,346,760	5,636,469	8,838,245

Closing cash and cash equivalents balance	13,346,760	5,636,469	8,838,245

(c)Non-Cash Financing and Investing Activities

During the years ended June 30 2013, 2012 and 2011, the Company issued shares and granted options in connection with non-cash transactions.  See Notes 13(b) and 14(b).

17.     EXPENDITURE COMMITMENTS

The Company has non-cancelable operating leases contracted for but not capitalized in the financial statements.  The Company has commitments under these contracts within one year of A$171,647 and greater than one year but less than three years of A$63,924.  The property lease is a non-cancellable lease with a 24 month term, with rent payable monthly in advance.  The property lease commenced November 1, 2012 and expires on October 31, 2014.  The photocopier lease is a non-cancellable lease with a 48 month term, with rent payable monthly in advance.  The photocopier lease commenced April 1, 2012 and expires on March 31, 2016.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 21.

Majority of the contracts for the Company’s research and development programs have termination notice periods of 30 days.  The Company has the ability to scale down its operations and prioritize its research and development programs in neurology to reduce capital expenditure if required.  As at June 30, 2013, the Company had research and development termination commitments approximating A$2 million.  No liability has been recognized within these financial statements.

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
At June 30, 2013, equity had been issued to one former Director under the 2004 ADS Plan and six Directors, three key management personnel, 16 employees and 18 consultants under the 2004 ASX Plan.  At June 30, 2012, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 17 consultants under the 2004 ASX Plan.  At June 30, 2011, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 16 consultants under the 2004 ASX Plan.

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

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2013		2012		2011
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	6,347,683	0.14	4,031,311	0.05	12,055,394	0.16
Issued during the year	10,683,793	0.34	4,158,674	0.25	200,000	Nil
Exercised during the year	-	-	(341,865)	Nil	(816,583)	Nil
Expired during the year	-	-	-	-	(7,327,500)	0.23
Lapsed during the year	-	-	(1,500,437)	0.25	-	-
Forfeited during the year	-	-	-	-	(80,000)	Nil

Outstanding at year end	17,031,476	0.23	6,347,683	0.14	4,031,311	0.05

Exercisable at year end	16,010,786	0.28	5,326,993	0.16	3,010,621	0.07

The range of exercise prices of options outstanding at period end is nil to A$0.37.  These options have a weighted average remaining contractual life of 3.51 years.  The weighted average fair value of options granted during the period was determined in accordance with Note 1(q) as A$0.08, A$0.07 and A$0.12 for the years ended June 30, 2013, 2012 and 2011, respectively.  The weighted average assumptions in calculating fair value were as follows:

•	risk-free interest rate of 2.83% for 2013, 3.35% for 2012 and 4.63% for 2011;
•	no dividends;
•	expected volatility of 57.15% for 2013, 72% for 2012 and 111% for 2011; and
•	expected life of 5.00 years for 2013, 3.80 years for 2012 and 3.91 years for 2011.

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

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2013	2012	2011
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	6,643,466	6,643,466	5,661,883
Issued during the year (1)	651,865	651,865	981,583

End of the financial year	7,295,331	7,295,331	6,643,466

(1) In the years ended June 30, 2012, 2011 and 2010 this includes options to purchase 341,865, 816,583 and 420,398 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2013			2012			2011
	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
Beginning of the year	380,000	$	US5.00 (A$4.92)	380,000	$	US5.00 (A$4.92)	380,000	$	US5.00 (A$4.72)
Issued during the year 1	-		-	-		-	-		-

Outstanding at year end	380,000	$	US5.00 (A$4.92)	380,000	$	US5.00 (A$4.92)	380,000	$	US5.00 (A$4.72)

Exercisable at year end 1	380,000	$	US5.00 (A$4.92)	380,000	$	US5.00 (A$4.92)	380,000	$	US5.00(A$4.72)

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

19.     SUBSEQUENT EVENTS

Since the end of the reporting period to the time the financial statements were authorized for issue, the Company sold 1,535,895 of its ADRs for aggregate gross proceeds of approximately A$7.31 million (US$6.62 million) through its “at-the-market” facility.

In August 2013 we issued a prospectus providing for the sale of up to US$47,184,000 of our ordinary shares under an amended “At-The-Market” facility.

Post June 30, 2013, 10 million unlisted options due to expire on September 11, 2013 were exercised for consideration of A$0.30 per share.  The options were exercised into ordinary shares resulting in A$3 million received by the Company to fund operations.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2013	2012	2011
20. LOSS PER SHARE
Basic and diluted loss per share (cents per share)	(2.30)	(1.82)	(2.60)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	338,700,006	287,765,812	247,578,570

The options and warrants in place do not have the effect of diluting the loss per share.

21. KEY MANAGEMENT PERSONNEL COMPENSATION
(a) The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Brian Meltzer	Non-Executive Independent Director
George Mihaly	Non-Executive Independent Director
Peter Marks	Non-Executive Independent Director
Lawrence Gozlan	Non-Executive Independent Director

(b) The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Richard Revelins	Company Secretary and Chief Financial Officer

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2013 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Options A$	Total A$
Geoffrey Kempler (1) (2)	426,466	-	16,470	295,711	738,647
Brian Meltzer (2)	80,275	-	7,225	73,928	161,428
George Mihaly (2)	75,000	-	-	73,928	148,928
Peter Marks (2)	57,500	-	-	73,928	131,428
Lawrence Gozlan (2)	45,000	-	-	73,928	118,928
	684,241	-	23,695	591,423	1,299,359

(1)
In accordance with his employment contract, long service leave has been accrued for Mr. Kempler.  At June 30, 2013, A$69,233 had been accrued.  Out of this sum, no amounts were paid in the financial year ended June 30, 2013.

(2)	The Directors received unlisted options during the year ended June 30, 2013. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: December 12, 2012 Exercise Price: A$0.33 Stock Price: A$0.21 Years to Expiry: 5.00	Volatility: 52.30% Risk-free Interest Rate: 2.73% Dividend Yield: 0% Option Price: A$0.0739

	Short Term Benefits		Post-Employment	Equity
2012 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Options A$	Total A$
Geoffrey Kempler (1)	388,164	-	28,415	-	416,579
Brian Meltzer	82,569	-	7,431	-	90,000
George Mihaly	75,000	-	-	-	75,000
Peter Marks	55,000	-	-	-	55,000
Lawrence Gozlan (2)	36,667	-	-	-	36,667
	637,400	-	35,846	-	673,246

(3)
In accordance with his employment contract, long service leave has been accrued for Mr. Kempler.  At June 30, 2012, A$57,254 had been accrued.  Out of this sum, no amounts were paid in the financial year ended June 30, 2012.

(4)	Mr. Lawrence Gozlan was appointed to the Board of Directors on August 8, 2011.

	Short Term Benefits		Post-Employment	Equity
2011 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Options A$	Total A$
Geoffrey Kempler (1)	363,865	-	39,537	-	403,402
Brian Meltzer	82,569	-	7,431	-	90,000
George Mihaly	75,000	-	-	-	75,000
Peter Marks	55,000	-	-	-	55,000
Paul Marks (2)	18,349	-	1651	-	20,000
	594,783	-	48,619	-	643,402

(1)
In accordance with his employment contract, long service leave has been accrued for Mr. Kempler.  At June 30, 2011, A$39,274 had been accrued.  Out of this sum, no amounts were paid in the financial year ended June 30, 2011.

(2)	Mr. Paul Marks resigned from the Board of Directors on January 4, 2011.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

	Short Term Benefits		Post-Employment	Equity
2013 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Options A$	Total A$
Richard Revelins	77,343	-	-	73,928	151,270
Dianne Angus (1) (2)	318,005	-	26,040	-	344,045

	395,348	-	26,040	73,928	495,315

(1)
In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2013, A$68,963 had been accrued.  Out of this sum, no amounts were paid in the year ended June 30, 2013.

(2)	Mr. Revelins received unlisted options during the year ended June 30, 2013. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: December 12, 2012 Exercise Price: A$0.33 Stock Price: A$0.21 Years to Expiry: 5.00	Volatility: 52.30% Risk-free Interest Rate: 2.73% Dividend Yield: 0% Option Price: A$0.0739

	Short Term Benefits		Post-Employment	Equity
2012 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Options A$	Total A$
Richard Revelins	81,681	-	-	-	81,681
Dianne Angus (1) (2)	315,637	-	28,407	30,806	374,850

	397,318	-	28,407	30,806	456,531

(3)
In accordance with her employment contract, long service leave has been accrued for Ms Dianne Angus. At June 30, 2012, A$62,659 had been accrued.  Out of this sum, no amounts were paid in the year ended June 30, 2012.

(4)	Ms. Angus received unlisted options during the year ended June 30, 2012. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: May 21, 2012 Exercise Price: A$0.25 Stock Price: A$0.16. Years to Expiry: 5.00	Volatility: 84.90% Risk-free Interest Rate: 3.87% Dividend Yield: 0% Option Price: A$0.0976

	Short Term Benefits		Post-Employment	Equity
2011 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Options A$	Total A$
Richard Revelins	80,000	-	-	-	80,000
Dianne Angus (1) (2)	315,637	150,000	41,907	-	507,544

	395,637	150,000	41,907	-	587,544

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.KEY MANAGEMENT PERSONNEL COMPENSATION (continued)

The following Director was under contract during the year ended June 30, 2013:

Directors	Duration	Notice Requirements	Termination
Mr. Geoffrey Kempler	Until termination by either party Signed September 21, 2007	For Good Reason Mr. Kempler may terminate with 30 days notice Or Without Cause the Company may terminate with 90 days notice
•Pay Mr. Kempler within ninety (90) days of the termination date A$1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
•Accrued entitlements including all unreimbursed business expenses
•Accelerate the vesting of any unvested options

		Without Good Reason Mr. Kempler may terminate with 90 days notice Or With Cause the Company may terminate with 30 days notice	•Bonus pro-rate only if termination occurs in 1st year

The following Senior Executives were under contract during the year ended June 30, 2013:

Key Management Personnel	Duration	Notice Requirements	Termination
Ms Dianne Angus	Until termination by either party Signed October 2, 2006 Letter Agreement signed June 12, 2007	For Good Reason Ms Angus may terminate with 30 days notice Or Without Cause the Company may terminate with 120 days notice
•Pay remuneration entitlements three months from the time of termination (less any payout made for the notice period).  The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
•Accrued entitlements including all unreimbursed business expenses
•Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days notice Or With Cause the Company may terminate without notice	•Permitted to keep and/or exercise options that have vested at the time of termination •Accrued entitlements including all unreimbursed business expenses

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2013	2012	2011
22.AUDITORS’ REMUNERATION

- audit fees: current year	164,060	145,000	132,000
- audit fees: other public filings in relation to equity filings	-	-	85,000
	164,060	145,000	217,000

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006.  No non-audit services were provided by PricewaterhouseCoopers during the 2013 and 2012 fiscal years.

23.    RELATED PARTY TRANSACTIONS

a. Equity Interests in Subsidiaries
Prana Biotechnology Limited owns 100% of its subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Ltd.

b. Key Management Personnel Remuneration
Details of key management personnel remuneration is disclosed in Note 21 to the financial statements.

c. Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2012	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2013
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	-	-	-	-	-

	18,427,751	-	-	-	18,427,751

Fully Paid Ordinary Shares of the Company	Balance July 1, 2011	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2012
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	756,000	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan (2)	-	-	-	-	-
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	100,000	-	-	(100,000)	-

	17,771,751	-	-	656,000	18,427,751

Fully Paid Ordinary Shares of the Company	Balance July 1, 2010	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2011
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	-	17,055,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Paul Marks (3)	8,589,361	-	-	-	8,589,361
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	250,000	-	-	(150,000)	100,000

	26,511,112	-	-	(150,000)	26,361,112

(1) Net change other refers to shares purchased or sold during the financial year.
(2) Balance at date of appointment, August 8, 2011.
(3) Balance at date of retirement, January 4, 2011.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.    RELATED PARTY TRANSACTIONS (continued)

Share Options of the Company	Balance July 1, 2012 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2013 fiscal year	Balance June 30, 2013 No.	Total Vested and Exercisable June 30, 2013 No.	Total Unvested June 30, 2013 No.
Geoffrey Kempler	-	4,000,000	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Richard Revelins	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Dianne Angus	2,052,730	-	-	-	-	-	2,052,730	1,857,893	194,837

	2,052,730	9,000,000	-	-	-	-	11,052,730	10,857,893	194,837

Share Options of the Company	Balance July 1, 2011 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2012 fiscal year	Balance June 30, 2012 No.	Total Vested and Exercisable June 30, 2012 No.	Total Unvested June 30, 2012 No.
Geoffrey Kempler	-	-	-	-	-	-	-	-	-
Brian Meltzer	-	-	-	-	-	-	-	-	-
George Mihaly	-	-	-	-	-	-	-	-	-
Peter Marks	-	-	-	-	-	-	-	-	-
Lawrence Gozlan1	-	-	-	-	-	-	-	-	-
Richard Revelins	-	-	-	-	-	-	-	-	-
Dianne Angus	1,737,093	315,637	-	-	-	-	2,052,730	1,857,893	194,837

	1,737,093	315,637	-	-	-	-	2,052,730	1,857,893	194,837

Share Options of the Company	Balance July 1, 2010 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Options Expired No	Options Vested During 2011 fiscal year	Balance June 30, 2011 No.	Total Vested and Exercisable June 30, 2011 No.	Total Unvested June 30, 2011 No.
Geoffrey Kempler	2,000,000	-	-	-	(2,000,000)	-	-	-	-
Brian Meltzer	650,000	-	-	-	(650,000)	-	-	-	-
George Mihaly	650,000	-	-	-	(650,000)	-	-	-	-
Peter Marks	650,000	-	-	-	(650,000)	-	-	-	-
Paul Marks2	701,754	-	-	-	(701,754)	-	-	-	-
Richard Revelins	350,000	-	-	-	(350,000)	-	-	-	-
Dianne Angus	1,987,093	-	-	-	(250,000)	-	1,737,093	1,542,256	194,837

	6,988,847	-	-	-	(5,251,754)	-	1,737,093	1,542,256	194,837

For further information on equity entitlements under employment contracts, refer to Note 21.
1 Balance at date of appointment, August 8, 2011.
2 Balance at date of retirement, January 4, 2011.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

24.    SEGMENT INFORMATION

The Company’s activities are predominantly within Australia and cover research into Alzheimer’s,  Huntington’s and Parkinson’s diseases and other major age-related degenerative disorders.

25.    FINANCIAL INSTRUMENTS

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

(a) Market Risk

(i)  Foreign Currency Risk

The Company engages in international purchase transactions and is exposed to foreign currency risk arising from various currency exposures, primarily with respect to the Australian dollar. The parent entity also has exposure to foreign exchange risk in the currency cash reserves it holds to meet its foreign currency payments. The Company does not make use of derivative financial instruments to hedge foreign exchange risk.

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2013	2012
	$A	$A
Cash and cash equivalents ($USD)	2,035,621	3,925,155
Cash and cash equivalents (ˆEUR)	(43)	240,986
Cash and cash equivalents (£GBP)	-	523
Trade and other payables ($USD)	(108,654)	(20,679)
Trade and other payables (£GBP)	-	(13,839)
Total exposure	1,926,924	4,132,146

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/EUR and AUD/GBP exchange rates over the past 5 years based on the year-end spot rates.  The variables for USD, EUR and GBP being 1%, 4% and 8% respectively.  All the amounts in the table below are displayed in A$.

Based on the financial instruments held at June 30, 2013, had the Australian dollar weakened/strengthened by 1% against the US dollar and 4% against the EURO with all other variables held constant, the Company's post-tax profit for the year would have been A$19,075 lower/A$19,460 higher (2012: A$47,917 lower/A$49,470 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table.  The Company’s exposure to other foreign exchange movements is not material.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

25.FINANCIAL INSTRUMENTS (continued)

(ii) Interest Rate Risk

The Company has an exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Company’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2013, the Company had the following cash accounts:

•	A$34,949 in an Australian dollar transaction account at an interest rate of 0.05% as of June 2013;
•	A$4,775,852 in an Australian Business Cash High Interest account at an interest rate of 2.60% as of June 2013;
•	US$1,859,015 (A$2,035,621) in U.S. checking accounts at an interest rate of 0% as of June 30, 2013;
•	A$5,000,000 in a three month term deposit at a fixed interest rate of 4.45% which matures on 11 July 2013;
•	A$1,500,000 in a three month term deposit at a fixed interest rate of 4.20% which matures on 08 August 2013;
•	A$43,988 in a twelve month term deposit at a fixed interest rate of 4.20% which matures on 07 March 2014;
•	A$200 in petty cash which does not earn any interest; and
•	US$174 (A$191) in petty cash which does not earn any interest.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

25.         FINANCIAL INSTRUMENTS (continued)

The weighted average interest rate is 3.07% for cash and cash equivalents and 1.18% for terms deposits over three months and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

At June 30, 2012, the Company had the following cash accounts:

•           A$63,196 in an Australian dollar transaction account at an interest rate of 0.20% as of June, 2012;
•           A$1,406,099 in an Australian Business Cash High Interest account at an interest rate of 3.50% as of June 2012;
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

The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2013	Floating Interest Rate		Fixed Interest Maturing in				Non-Interest bearing		Total		Average Interest Rate

			1 year or less		1-5 years
Financial Assets
Cash and cash equivalents	A$	13,346,369		-		-	A$	391	A$	13,346,760	3.07%
Trade and other receivables		-		-		-	A$	3,523,938	A$	3,523,938
Other current assets		-	A$	43,988		-	A$	112,242	A$	156,230	1.18%

Total Financial Assets	A$	13,346,369	A$	43,988		-	A$	3,636,571	A$	17,026,928

Financial Liabilities
Payables		-		-		-	A$	1,775,666	A$	1,775,666
Other financial liabilities		-		-	A$	802,641	A$	68,160	A$	870,801	1.05%

Total Financial Liabilities		-		-	A$	802,641	A$	1,843,826	A$	2,646,467

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

25.         FINANCIAL INSTRUMENTS (continued)

June 30, 2012	Floating Interest Rate		Fixed Interest Maturing in				Non-Interest bearing		Total		Average Interest Rate

			1 year or less		1-5 years
Financial Assets
Cash and cash equivalents	A$	5,633,858		-		-	A$	2,611	A$	5,636,469	0.88%
Trade and other receivables		-		-		-	A$	1,550,836	A$	1,550,836
Other current assets		-	A$	37,837		-	A$	68,675	A$	106,512	1.42%

Total Financial Assets	A$	5,633,858	A$	37,837		-	A$	1,622,122	A$	7,293,817

Financial Liabilities
Payables		-		-		-	A$	961,954	A$	961,954
Other financial liabilities		-		-	A$	299,012	A$	36,891	A$	335,903	0.83%

Total Financial Liabilities		-		-	A$	299,012	A$	998,845	A$	1,297,857

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

Maturities of Financial Liabilities

2013	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts
		Consolidated Entity
Trade and other payables	1,775,666	-	-	1,775,666	1,775,666
ADDF Convertible Promissory Note	-	819,479	-	819,479	819,479
Total	1,775,666	819,479	-	2,595,145	2,595,145

2012
		Consolidated Entity
Trade and other payables	961,954	-	-	961,954	961,954
ADDF Convertible Promissory Note	-	-	299,012	299,012	299,012
Total	961,954	-	299,012	1,260,966	1,260,966

(d) Capital Risk Management
The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value.  In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company's constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in Notes 13, 14 and 15.  By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company's Management the Board monitors the need to raise additional equity from the equity markets.

(e) Fair Value Estimation
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

26. ADDITIONAL COMPANY INFORMATION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered Office Suite 2 1233 High Street Armadale Vic 3143 Australia Tel: +61 (03) 9824 8166	Principal Place of Business Level 2 369 Royal Parade Parkville Vic 3052 Australia Tel: +61 (03) 9349 4906

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Prana Biotechnology Limited

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

October 22, 2013