Form 20-F
period 2014-06-30
PRANA BIOTECHNOLOGY LTD
filed 2014-11-03
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2014

OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report.................

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
Ordinary Shares, as of June 30, 2014…………………..488,646,960

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

INTRODUCTION

Prana Biotechnology Limited was incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses, currently focusing on Alzheimer’s disease, Huntington’s disease, Parkinson’s disease and other movement disorders.  Other potential applications for our therapies include certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and a variety of orphan neurodegenerative disorders.

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

TABLE OF CONTENTS

Page

PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Consolidated Financial Data	5
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	21
A.	History and Development of the Company	21
B.	Business Overview	22
C.	Organizational Structure	37
D.	Property, Plants and Equipment	37
ITEM 4A.	UNRESOLVED STAFF COMMENTS	37
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
A.	Operating Results	37
B.	Liquidity and Capital Resources	46
C.	Research and Development, Patents and Licenses	49
D.	Trend Information	50
E.	Off-Balance Sheet Arrangements	50
F.	Tabular Disclosure of Contractual Obligations	50
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	51
A.	Directors and Senior Management	51
B.	Compensation	53
C.	Board Practices	55
D.	Employees	58
E.	Share Ownership	58
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	62
A.	Major Shareholders	62
B.	Related Party Transactions	62
C.	Interests of Experts and Counsel	63
ITEM 8.	FINANCIAL INFORMATION	63
A.	Financial Statements and Other Financial Information	63
B.	Significant Changes	63
ITEM 9.	THE OFFER AND LISTING	63
A.	Offer and Listing Details	63
B.	Plan of Distribution	65
C.	Markets	65
D.	Selling Shareholders	65
E.	Dilution	65
F.	Expenses of the Issue	65
ITEM 10.	ADDITIONAL INFORMATION	65
A.	Share Capital	65
B.	Memorandum and Articles of Association	65
C.	Material Contracts	67
D.	Exchange Controls	69
E.	Taxation	70
F.	Dividends and Paying Agents	77
G.	Statement by Experts	77
H.	Documents on Display	77
I.	Subsidiary Information	78
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	78

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB.  Our consolidated financial statements appearing in this annual report comply with both the IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated.  The following selected consolidated financial data as of June 30, 2014 and 2013 and for the years ended June 30, 2014, 2013 and 2012 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of June 30, 2012, 2011 and 2010 and for the years ended June 30, 2011 and 2010 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:
	Year Ended June 30,
	2014	2013	2012	2011	2010
	(in A$, except loss per share and number of shares)
Revenue from continuing operations	363,775	150,867	186,664	156,135	215,008
Other income	7,845,396	4,488,526	2,340,851	6,785	-
Research and development expenses	(14,908,098)	(8,203,822)	(4,252,002)	(3,498,035)	(1,716,583)
Corporate personnel expenses	(2,059,642)	(2,298,426)	(1,835,279)	(1,225,754)	(1,458,643)
Intellectual property expenses	(477,079)	(294,894)	(261,706)	(399,237)	(431,082)
Auditor and accounting expenses	(342,609)	(166,086)	(153,597)	(157,436)	(168,909)
Travel expenses	(421,013)	(131,710)	(91,624)	(159,971)	(234,555)
Public relations and marketing expenses	(358,597)	(136,186)	(124,970)	(110,646)	(130,090)
Depreciation expenses	(22,384)	(23,130)	(19,621)	(31,577)	(35,290)
Other expenses	(2,142,179)	(1,169,407)	(1,095,739)	(853,523)	(940,699)
Interest expense - ADDF	(29,978)	(17,676)	(11,544)	(3,758)	-
Foreign exchange gain (loss)	(746,593)	140,761	45,959	(145,377)	(6,079)
Gain (loss) on fair value of financial liabilities	(30,238)	(126,059)	33,139	(8,791)	-
Net loss	(13,329,239)	(7,787,242)	(5,239,469)	(6,431,185)	(4,906,922)
Loss per share (cents per share) – basic and diluted	(3.11)	(2.30)	(1.82)	(2.60)	(2.16)
Weighted average number of ordinary shares outstanding - basic and diluted	428,047,123	338,700,006	287,765,812	247,578,570	227,527,388

Balance Sheet Data

	As at June 30,
	2014	2013	2012	2011	2010
	(in A$ )
Cash and cash equivalents	34,167,018	13,346,760	5,636,469	8,838,245	5,227,298
Working capital	37,597,770	13,883,965	5,544,497	6,856,842	5,207,235
Total assets	41,640,855	17,073,821	7,341,868	9,010,952	6,801,417
Net assets	37,686,287	13,974,713	5,623,447	6,931,202	5,229,316
Issued capital	140,009,415	101,379,111	86,134,077	82,340,819	75,120,164
Share based payment reserves	8,937,434	10,526,925	9,633,451	9,494,995	8,582,579
Accumulated deficit during development stage	(111,260,562)	(97,931,323)	(90,144,081)	(84,904,612)	(78,473,427)
Total equity	37,686,287	13,974,713	5,623,447	6,931,202	5,229,316

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into US$ based on rates quoted on OANDA.  Each period end rate is the average ask price for the day.  The average rate is the average of all the ask prices for the given time period.  The high rate is the highest bid rate for the given time period.  The low rate is the lowest bid rate for the given time period.

Year Ended June 30,	At Period End	Average Rate	High	Low
2010	0.8567	0.8822	0.9405	0.7723
2011	1.0597	0.9894	1.1011	0.8323
2012	1.0161	1.0327	1.1080	0.9387
2013	0.9146	1.0273	1.0624	0.9112
2014	0.9439	0.9183	0.9757	0.8659

Month	High	Low
April 2014	0.9460	0.9205
May 2014	0.9409	0.9196
June 2014	0.9445	0.9225
July 2014	0.9505	0.9301
August 2014	0.9374	0.9227
September 2014	0.9401	0.8682
October 2014 (through October 31)	0.8898	0.8642

The noon buying rate on October 31, 2014 was US$0.88 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have been unprofitable to date and expect to incur losses over the next several years as we expand our drug discovery, development programs, pre-clinical testing and as we conduct clinical trials of our product candidates.  Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

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

In the years ended June 30, 2014 and 2013, we raised A$32,373,336 and A$3,210,069, respectively, from the sale of our ordinary shares pursuant to our at-the-market offering facility.  We have not raised any additional funds since June 30, 2014.  In addition, in the year ended June 30, 2014, we raised A$4,952,925, through the exercise of previously issued unlisted options.  However, to continue to meet our longer term business objectives, which would include advancement of our research and development programs, we will need to secure additional financing.  We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses.  We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners.  Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

We have incurred losses in every period since we began operations in 1997 and reported net losses of A$13,329,239, A$7,787,242 and A$5,239,469 during the fiscal years ended June 30, 2014, 2013 and 2012, respectively.  As of June 30, 2014, our accumulated deficit was A$111,260,562.  We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2 and new trials for PBT434 and other MPACs.  We may never be able to achieve or maintain profitability.

We are a development stage company of pharmaceutical products and our success is uncertain.

We are a development stage company of our pharmaceutical products which are designed to treat the underlying causes of degeneration of the brain as the aging process progresses.  We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT2, to market or generate revenues from their commercial application.  Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

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

Clinical trials are expensive and time consuming, and their outcome is uncertain.

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial.

Even if we obtain positive results from preclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology.

Clinical trials that we conduct or that third parties conduct on our behalf may not demonstrate sufficient safety and efficacy to obtain the requisite regulatory approvals for any of our product candidates. We expect to commence new clinical trials from time to time in the course of our business as our product development work continues. The failure of clinical trials to demonstrate safety and effectiveness for our desired indications could harm the development of that product candidate as well as other product candidates. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

We may experience delays in our clinical trials that could adversely affect our business and operations.

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all.  Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

•	slower than expected patient recruitment;

•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

•	unforeseen safety issues; or

•	lack of efficacy or unacceptable toxicity during the clinical trials.

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

Positive results in previous clinical trials of PBT2 may not be replicated in future clinical trials of PBT2, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous clinical trials of PBT2 may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for PBT2 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA/EC approval for their products.

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

Our future success depends to a large extent on the continued services of our senior management and key scientific personnel.  We have entered into employment or consultancy agreements with these individuals.  The loss of their services could negatively affect our business.  Competition among biotechnology and pharmaceutical companies for qualified employees is intense, including competition from larger companies with greater resources, and we may not be able to continue to attract and retain qualified management, technical and scientific personnel critical to our success.  Our success is highly dependent on our ability to develop and maintain important relationships with leading academic institutions and scientists who conduct research at our request or assist us in formulating our research and development strategies.  These academic and scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us.  In addition, these collaborators may have arrangements with other companies to assist such companies in developing technologies that may prove competitive to ours.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change.  Our competitors in Australia and elsewhere are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions.  These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive.  Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do.  In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, TGA, MHRA, MPA, EMA and other regulatory approvals.

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

Our current or future products may not achieve market acceptance even if they are approved by regulatory authorities including, the TGA, FDA, EMA or any other regulatory authority.  The degree of market acceptance of such products will depend on a number of factors, including:

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

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights.  We may have to defend the validity of our patents in order to protect or enforce our rights against a third party.  Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.  While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

The patent protection for our product candidates may expire before we are able to maximize their commercial value, which may subject us to increased competition and reduce or eliminate our opportunity to generate product revenue.

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the U.S. and the EU, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business and results of operations may be adversely affected.

Intellectual property rights do not address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

•	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.
•	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.
•
We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

•
We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

•	It is possible that our pending patent applications will not lead to issued patents.
•	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.
•
Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

As is the case with other biopharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and exploiting patents in the biopharmaceutical industry involve both technological and legal complexity. Therefore, obtaining and exploiting biopharmaceutical patents is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Such examples include:

● Nautilus, Inc. v. Biosig Instruments, Inc. (2014), where the Court imposed a stricter requirement for clarity of claim language than previously applied by the Federal Circuit, thereby making it easier to invalidate patents for insufficiently apprising the public of the scope of the invention.

● Limelight Networks, Inc. v. Akamai Technologies, Inc. (2014), where the Court articulated a standard for inducement of infringement that makes it more difficult to establish liability for inducing infringement of a multi-step method claim that is performed by multiple parties.

● Association for Molecular Pathology v. Myriad Genetics, Inc. (2013), where the Court held that isolated naturally-occurring DNA is patent ineligible subject matter.

● KSR v. Teleflex (2007), where the Court decided unanimously that the Federal Circuit Court had been wrong in taking a narrow view of when an invention is "obvious" and thus cannot be patented.

● EBay Inc. v. MercExchange, LLC (2006), where the Court heightened the standard for an injunction after a finding of patent infringement.

● Merck KGgA v. Integra Lifesciences (2004), where the Court adopted an expansive interpretation of the activities associated with regulatory approval exempt from patent infringement.

In addition, the America Invents Act, or AIA, has been recently enacted in the United States, resulting in significant changes to the U.S. patent system. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, the combination of the U.S. Supreme Court decisions and AIA has created uncertainty with respect to the value of patents, once obtained. A few highlights of changes to U.S. patent law under the AIA are:

● Under the AIA, a patent is awarded to the "first-inventor-to-file" rather than the first to invent.

● There is a new definition of prior art which removes geographic and language boundaries found in the pre-AIA law. At the same time, certain categories of "secret" prior art have been eliminated.

● The AIA introduced new procedures for challenging the validity of issued patents: post-grant review and inter partes review.

● Patent owners under the AIA may now request supplemental examination of a patent to consider, reconsider, or correct information believed to be relevant to the patent.

● The AIA allows third parties to submit any patent, published application, or publication relevant to examination of a pending patent application with a concise explanation for inclusion during prosecution of the patent application.

The "first-inventor-to-file" system and the new definitions of prior art apply to U.S. patent applications with claims having an effective filing date on or after March 16, 2013. Until at least 2034, patent practice will involve both pre-AIA and AIA laws.

Depending on decisions by the U.S. Congress, the federal courts, and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to exploit our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent in the type of amendments that are allowed during prosecution. Changes in patent law or patent jurisprudence could limit our ability to obtain new patents in the future that may be important for our business.

Confidentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and protect other proprietary information.

We consider proprietary trade secrets and/or confidential know-how and unpatented know-how to be important to our business. We may rely on trade secrets and/or confidential know-how to protect our technology, especially where patent protection is believed by us to be of limited value. However, trade secrets and/or confidential know-how can be difficult to maintain as confidential.

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third-party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

Failure to obtain or maintain trade secrets and/or confidential know-how trade protection could adversely affect our competitive position. Moreover, our competitors may independently develop substantially equivalent proprietary information and may even apply for patent protection in respect of the same. If successful in obtaining such patent protection, our competitors could limit our use of our trade secrets and/or confidential know-how.

We have limited large scale manufacturing experience with our product candidates.  Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

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

At this time, we typically rely on a single manufacturer to develop Good Manufacturing Practice, synthetic processes for our lead compounds.  Since 2008, our lead compound, PBT2, has been manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. This manufacturer enables efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington’s patients.  We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2.  We may seek to find an alternative or back up manufacturer but may not be able to promptly find an alternative or replacement manufacturer without incurring material additional costs and substantial delays.

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

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

In both the U.S. and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. Additional legislation or regulation, if any, relating to safety or other aspects of drug development may be enacted in the future, which could have an adverse effect on our business.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations.  In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years.  Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain.  In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorized access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition.

We expect to expand our drug development, regulatory and business development capabilities, and as a result, we may encounter difficulties in managing our growth, which could disrupt our operations.

We expect to experience significant growth in the number of our employees and consultants and the scope of our operations, particularly in the areas of drug development, regulatory affairs and business development. To manage our anticipated future growth, we must continue to implement and improve our managerial, operational and financial systems, expand our facilities and continue to recruit and train additional qualified personnel. Due to our limited financial resources and the limited experience of our management team in managing a company with such anticipated growth, we may not be able to effectively manage the expansion of our operations or recruit and train additional qualified personnel. The expansion of our operations may lead to significant costs and may divert our management and business development resources. Any inability to manage growth could delay the execution of our business plans or disrupt our operations, and have a materially adverse effect on our business.

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

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future.  During the last two fiscal years ended June 30, 2014 and subsequently until October 30, 2014, the market price for our ordinary shares on the ASX has ranged from as low as A$0.14 to a high of A$1.37 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as US$1.47 to a high of US$13.29. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term.   In March 2011, we issued 27,200,000 ordinary shares and options to purchase an additional 6,800,000 ordinary shares in a private placement.    In May 2011, we registered US$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3 filed on May 17, 2011.  In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility.  In August 2013 we issued a prospectus providing for the sale of up to US$47,184,000 of our ordinary shares under an amended “At-The-Market” facility.  From its inception and through October 27, 2014, we issued a total of 122,158,760 ordinary shares through our “at-the-market” facility.  In October 2012 and April 2013, we issued 32,500,000 and 25,641,030 ordinary shares, respectively, in private placements and in May 2013, we issued 10,370,488 ordinary shares in a share purchase plan offer.  Without shareholder approval, we may not issue more than 15% of our outstanding ordinary shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX.  Sales of our ADSs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders.  The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject our U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks.  There is a substantial risk that we are passive foreign investment company, commonly referred to as a PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADRs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years.  We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2014.  If we are classified as a PFIC for U.S. federal income tax purposes, highly complex rules will apply to U.S. holders owning ADRs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.   United States residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

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

Currency fluctuations may adversely affect the price of our ordinary shares.

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs have traded on the NASDAQ Capital Market in United States dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally appreciated against the U.S. dollar. Any continuation of this trend may positively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars increases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ordinary shares could decline, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

Risks Relating to our Location in Australia

It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

We are incorporated in Australia.  All of our executive officers and most of our directors are non-residents of the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States.  Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

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

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

We are incorporated in Australia and are subject to the takeovers laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. For more information, you should carefully review the summary of these matters set forth under the section entitled, “Item 10.B — Additional Information — Memorandum and Articles of Association” as well as our Constitution.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Prana Biotechnology Limited.  We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter.  Our registered office is located at Suite 2, 1233 High Street, Armadale, Victoria, 3143, Australia and our telephone number is 011-61-3-9824-5254.  Our principal executive office is located at Level 2, 369 Royal Parade, Parkville, Victoria 3052, Australia and our telephone number is 011-61-3-9349-4906.  Our website address is www.pranabio.com.  The information in our website is not incorporated by reference into this annual report.

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses, currently  focusing on Alzheimer’s disease, Huntington’s disease and Parkinson’s disease and other movement disorders. Other potential applications for our therapies include neurodegenerative disorders, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and a variety of orphan neurodegenerative disorders.  Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.  In August 2009, a key patent protecting our clinical drug asset PBT2 was granted by the European Patent Office, or the EPO.  The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington’s disease.  The European patent has a 20-year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions.  Also in August 2009, we received a notice of allowance from the United States Patent and Trade Mark Office, or USPTO, for our key patent protecting our clinical drug asset PBT2.  The patent was granted in November 2009.  The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and will expire on December 21, 2025.  It is possible that the patent may be further extended in the future under the pharmaceutical extension of term provisions that apply in the United States.  In April 2011, the Japanese Patent Office had granted the same patent, also entitled ‘8-Hydroxyquinoline derivatives’, with the claimed subject matter encompassing compounds and pharmaceutical compositions containing PBT2 and the use of the compounds for the treatment of Alzheimer’s disease.  The Japanese patent will expire on July 2023 and may be eligible for pharmaceutical extension of patent term for up to a further five years.  In November 2011, we received a notice of allowance from the USPTO, for our key patent protecting our product candidate for Parkinson’s disease, PBT434.  The patent is entitled ‘Neurologically Active Compounds’ and covers the composition of matter and pharmaceutical compositions of selected families of 8-hydroxy quinazolinone compounds, including PBT434. In March and April 2013, we also received a Notice of Grant from the Canadian Patent Office and European Patent Office, respectively, for our key patent protecting PBT434.  The patents, which are entitled, ‘Neurologically Active Derivatives’ cover the composition of matter of selected quinazolinone compounds, including PBT434. These two cases also included additional granted claims to the use of the compounds for the treatment of neurodegenerative diseases.

The technology has progressed to yield a diversified library of metal protein attenuating compounds (‘MPACs’) of which PBT2 is our lead development compound for Alzheimer’s Disease and Huntington’s disease. We reported on the results of  two Phase II trials in both indications in first quarter 2014 (see Item 4.B. “Information on the Company – Business Overview – Clinical Trials for Our Lead Compound”).  PBT434, our lead compound identified for prospective development in various movement disorders, is progressing well in toxicology studies ahead of first-in-man studies.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships.  In the three fiscal years ended June 30, 2014, our capital expenditures have totaled A$71,783.

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

Our intellectual property has been developed over an extended period through the collaborative efforts of highly regarded scientists and research institutions in this field. The intellectual property owned by our company has been developed at several internationally recognized institutional research facilities, listed below, and through a team of scientists employed or engaged by our company who are based at the University of Melbourne.

•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

•	The University of Melbourne, Department of Pathology; and

•	The Florey Institute of Neuroscience and Mental Health in Melbourne.

Work conducted at these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease.  Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets and creation of a chemical library of metal protein attenuating compounds, or MPACs.  Our research efforts led to the development of a novel MPAC, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and currently a library of over 1,500 novel  MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT2 with the remaining MPACs of other chemical classes).

Our chemistry program is undertaken within laboratories leased from The University of Melbourne’s Bio21 Molecular Science and Biotechnology Institute, which is a multidisciplinary research center that specializes in medical, agricultural and environmental biotechnology.  Accommodating more than 500 research scientists, students and industry participants, the Bio21 Institute is one of the largest biotechnology research centers in Australia.

Platform Technology, Discovery and Translational Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of neurodegenerative and age-related diseases based on the interrelationship of metals and proteins.  Historically, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, Huntington’s disease and Parkinson’s disease.  Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for: movement disorders, certain cancers; age-related macular degeneration; Motor Neuron disease; Creutzfeldt-Jakob disease and other neurodegenerative diseases. To date, we have performed in vivo modeling for our lead compound candidates for Alzheimer’s disease with transgenic mice expressing a similar phenotype to human Alzheimer’s disease.  Similarly, a transgenic mouse carrying a mutated Huntingtin gene is used to model Huntington’s disease, and mice treated with neuronal toxins to produce the Parkinson’s phenotype are used to model Parkinson’s disease.

PBT2, our current Alzheimer’s and Huntington’s disease lead MPAC product candidate, and PBT434, our candidate lead compound for Parkinson’s disease and movement disorders, were selected from the MPAC library on the basis of rational drug design.  Both compounds have been built “from the ground up” to fulfill very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier, and have demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing.

During the financial year 2014, our research strategy has evolved to a two tier program. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel MPACs of interest.  Our discovery research has established Structure Function Relationships (SAR) within chemical moieties that guide our chemists towards novel therapeutic MPAC based treatments for neurodegenerative disorders. The discovery phase also includes preliminary bioavailability and pharmacokinetic characterization of our MPCS. The second tier comprises a set of dedicated proof of concept animal modelling to establish dose relationships relative to tolerability and efficacy, our ‘Translational Research’ program. MPACs of interest arising from the discovery phase may be progressed as back up compounds in Alzheimer’s disease and Huntington’s disease, movement disorders and/or new indications in neurodegeneration, in particular, orphan indications.

To date, our lead MPAC in movement disorders, PBT434, which had previously progressed through extensive modelling in Parkinson’s Disease, has progressed through the Translational Research program and has demonstrated evidence of efficacy in several models of ‘Atypical Parkinsonian disorders, including Multiple System Atrophy, Corticobasal Degeneration and Progressive Supranuclear Palsy.

New novel candidate MPACs have been identified in the discovery stage of the research program during 2014 and planning is underway to advance the most promising candidates into the Translational Research program in later this year and in 2015.

Alzheimer’s disease

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

In 2008, top line results for a Phase IIa clinical study were announced, including the primary endpoints of safety and tolerability being met together with several secondary endpoints in biomarker and cognition endpoints also being met.  In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the neuropsychological test battery, or NTB, arising from the Phase IIa trial.  The corrected results show that the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo.  In March 2014, top line results for the Phase II Imaging study were announced. This biomarker trial entailed the use of an amyloid imaging ligand to detect changes in brain beta-amyloid burden after 52 weeks treatment with PBT2 or placebo, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain contributes to mechanisms related to its anti-toxic effects of Alzheimer’s disease, including inhibition of beta-amyloid aggregation and promotion of the activation of GSK3 protein, an important brain protein suggested to be involved in Alzheimer disease.  In addition, one of our research scientists, Dr. Paul Adlard, received an Australian National Health and Medical Research Council (NHMRC) grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, "The role of metals in healthy brain aging: identification of novel compounds to prevent age-related cognitive decline.”  The grant will provide an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and Alzheimer disease.  Also in October 2011, our scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2's copper binding and transport activity can inhibit brain excitotoxicity, which is the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors).  Excitotoxicty is a common feature in the brains of patients affected by neurodegenerative disorders such as Alzheimer’s disease and Huntington’s disease.  In March 2012, our Chief Scientific Advisor, Professor Rudolph E. Tanzi, published an important body of work on the role of brain metals in the etiology of Alzheimer’s disease, supporting Prana’s therapeutic strategy.  The paper was entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s Disease’ published in PLoS ONE in March 2012.

Our research into the interaction of metals with Abeta protein has resulted in the identification of agents which can block the metal binding site on Abeta thereby preventing the downstream toxicity of Abeta protein on neurons.  This therapeutic approach to Alzheimer’s disease is an alternative and complimentary drug strategy to our MPACs, which directly compete with Abeta protein by binding metals such as copper and zinc.  Results from several proof-of-concept compounds were published in the Proceedings of the National Academy of Sciences Journal in May 2008.  In addition to their use as Alzheimer’s disease therapeutics, these amyloid binding compounds may also have potential as novel imaging agents, binding Abeta in the brain.  Our discovery program is generating novel forms of this alternative anti-amyloid class of compounds for testing in animal models as either therapeutic or diagnostic agents.

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

On November 29, 2012, Dr. Robert Cherny, our company's Head of Research, presented at the symposium of the New York Academy of Sciences entitled, "Targeting Metals in Alzheimer's and Other Neurodegenerative Disease." The symposium provided an in depth review of the role metals play in the causative events leading to the neuropathology that drives Alzheimer's disease, Parkinson's disease and Huntington’s disease. Dr. Cherny discussed our potentially disease modifying therapeutic strategy involving the design of small molecules to restore the balance of transition metals in the brain (that are critical for neuronal function) and reduce the accumulation of aggregated target proteins.

In March 2013, Prana scientist, Associate Professor Paul Adlard, presented a paper entitled, “Metal Chaperones are novel therapeutic agents for tauopathy.”  The findings presented exemplified that the ability of PBT2 to intercede in aberrant metal and target protein interactions and to correct abnormal metal distribution in the brain resulted in PBT2 being able to prevent the formation of ‘tangle like’ inclusions in neurons in a mouse model. Tau tangles are known to cause neuronal death. This work builds upon the knowledge that PBT2 can prevent the metal mediated toxic gain of function of target proteins such as Abeta and tau to form harmful aggregates in the brain.  The data was generated in transgenic mouse model of tauopathy and demonstrated a significant decrease in tau tangle formation, a significant increase in cortical and hippocampal neurons and significant increase in cognitive performance as measured by the Y-maze.

In October 2013, Dr. Adlard also published a paper on the ability of PBT2 to restore learning and memory in old mice.  His paper, entitled “A Novel Approach To Rapidly Prevent Age-Related Cognitive Decline” and published in the journal Aging Cell, demonstrated that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice.  Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Prana scientists have shown to be significantly improved by PBT2 administration.  Importantly, it has been shown that PBT2 up regulated expression of markers of neurogenesis and increased synaptic density which in turn, correlated with improved performance on memory tasks.

Huntington's Disease

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

In December 2010, our management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington’s disease with PBT2.  The group comprised leading clinical researchers from Australia and the United States, including members from the Huntington Study Group based in the United States and Australia.  The team designed a six month Phase IIa clinical trial testing study most appropriate for PBT2, or the Reach2HD Trial, which includes a double blind placebo controlled study of 100 patients with early to mid-stage Huntington’s Disease.  On April 30, 2012, we announced that the first patient had been dosed in the Reach2HD Trial. For additional details regarding the clinical trial in Huntington’s disease with PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

In December 2012, we announced the publication of the paper entitled, "PBT2 extends lifespan, reduces striatal atrophy and improves motor performance in a transgenic mouse model of Huntington's disease" in the Journal of Huntington's Disease. This paper describes how PBT2 significantly improved functional performance of the mice in the R6/2 model as a consequence of the neuroprotective properties of PBT2 by regulating certain metal mediated events in the brain. The work underpins the ongoing Reach2HD trial in Huntington’s disease patients.

As described in the preceding section, ‘Platform Technology and Research Programs – Alzheimer’s disease’, in October 2013 Prana scientist Associate Paul Adlard published a paper in the journal Aging Cell, demonstrating that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice.  Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Prana scientists have shown to be significantly improved by PBT2 administration.  In particular, this restoration of cognitive function was accompanied by an increase in underlying hippocampal neurons, synaptic density and neuronal proliferation markers around the lateral ventricles, a region susceptible to atrophy in Huntington’s disease.

Important support for the role of copper in the disease process in Huntington’s disease came from Tsinghua University in China (Xiao et al PNAS 2013). Using a Drosophila model of Huntington’s disease, bearing an expanded polyQ Htt gene, workers showed that altered expression of genes involved in copper metabolism significantly modulates disease progression. Intervention in dietary copper levels also modified Huntington’s disease phenotypes in the fly and copper reduction decreased the level of oligomerized and aggregated Htt protein. Critically, substitution of two potential copper-binding residues of Htt, Met8 and His82, completely dissociated the copper-intensifying toxicity of Htt exon1-polyQ. The authors specifically identified copper binding compounds as an ideal therapy for Huntington’s disease.

Parkinson's Disease and Movement Disorders

Parkinson’s disease, another crippling disease of the aging population, causes a progressive slowing of movement, tremors and the loss of fine motor control due to the death of substantia nigral cells in the brain.  The substantia nigral cells produce the neurotransmitter dopamine in the brain, which is required for normal motor coordination.  Increasingly, dementia is also being recognized as a significant component of Parkinson’s disease.  Existing therapies, such as dopaminergic agents, may provide some short-term symptomatic relief, but do not address the underlying cause of the disease.  We believe that our platform technology may affect the aggregation of the proteins concerned in Parkinson’s disease and related movement disorders.

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

During 2014, PBT434 has progressed into larger scale toxicology studies in animals to identify the maximum tolerated dose, followed by longer term dosing to assess the suitable and tolerable dosage levels for Phase I, first-in-man clinical trials in 2015. The toxicology trials have progressed well with results expected by the end of the 2014 calendar year. As described in the above section, ‘Platform Technology, Discovery and Translational Research Programs’, PBT434 has benefitted from the investment in animal modelling and mechanistic experiments to yield information that may enable PBT434 to progress into clinical development for atypical parkinsonian orphan indications including Multiple System Atrophy, Corticobasal Degeneration and Progressive Supranuclear Palsy in addition to development opportunities in Parkinson’s disease.

Brain Cancer

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

During the first half of 2010, we developed a Phase IIb trial protocol to test PBT2 in a Phase II trial in patients with Alzheimer’s disease under the guidance of an international protocol steering committee.  The protocol provided for a substantial trial measuring the effects of PBT2 on cognition and functional abilities in patients with mild to moderate Alzheimer’s disease. At that time, the trial was not progressed in favour of other clinical development strategic options.  In November 2011, we announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence a 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild Alzheimer disease.  The study was supported in part by a grant of US$700,000 from the New York based Alzheimer's Drug Discovery Foundation, or ADDF.  The trial entailed forty patients treated for twelve months with either 250mg PBT2 or a placebo.  The trial was designed to investigate the effect of PBT2 on a patient’s beta amyloid burden in the brain as measured by Positron Emission Tomography imaging (PET), secondary endpoints included brain metabolic activity as measured by F-18-fluorodeoxyglucose, FDG - PET and brain volume by Magnetic Resonance Imaging, or MRI, and safety.  The first patient was enrolled in the “IMAGINE” study in March 2012 and we completed enrolment by the end of the calendar year 2012 with top line results published March 2014. No significant changes in the primary endpoint comparing beta amyloid burden as measured using the imaging agent, Pittsburgh compound B (PiB) in the 27 patients treated with 250mg PBT2 compared to the 15 patients on placebo. Confounding interpretation of the result was the observed overall decline in amyloid burden in the placebo group. No improvement was observed for the secondary endpoints including brain metabolic activity, cognitive and functional measures.  However, for patients treated with PBT2 there was a trend towards preserving brain volume in the hippocampus compared to those patients on placebo. A key secondary endpoint was the safety profile of PBT2 after 52 weeks treatment – the longest duration of PBT2 exposure to date in a clinical trial. The adverse event profile of the treatment versus placebo group was equivalent and 40 of the 42 enrolled participants completed the 52 week trial. Participants were provided the option to continue treatment on PBT2 for a further 52 weeks in an open label study. Thirty three elected to do so and the study is ongoing and will be completed at the end of 2014.

In addition to the current activities to initiate an imaging trial in Alzheimer’s patients, in late 2012 we finalized the enrolment to a Phase II trial to test PBT2 in patients with Huntington’s disease.  The trial, known as "Reach2HD", was undertaken under an open IND application through the FDA and was conducted in clinical sites across the United States and Australia.  The Phase IIa trial design entailed a double blind placebo controlled study of 109 patients with early to mid-stage Huntington’s disease. The primary objective for the trial was safety and tolerability of PBT2 in this Huntington’s disease patient population. Secondary endpoints included the effect of PBT2 on cognition, behaviour, functional capacity, motor effects.  In addition, a small (n=6)  exploratory arm of the study, was undertaken under the guidance of the co-Principal Investigator of the study, Professor Diana Rosas, using MRI brain imaging to undertake iron mapping and volumetric assessment in a patient’s brain.  Professor Rosas has published that iron and other metals change in concentration and distribution in the brain with increasing severity of the condition.  This study was the first clinical trial with PBT2 in this patient population and the results were reported in February 2014. The primary objective of the study was achieved with PBT2 being demonstrated as safe and well tolerated in this first study of PBT2 in Huntington’s disease.

Cognition was pre-specified as the primary efficacy endpoint and was assessed using three Composite z-scores selected from individual tests; Category Fluency, Trail Making Test Part B, Map Search, Symbol Digit Modalities and Stroop Word Reading.  The Main Cognition Composite – comprised of all five tests was not improved with treatment, nor was The Exploratory Cognition Composite – comprised of all five tests in addition to the Speeded Tapping Test. However, The Executive Function Composite, comprised of the Trail Making Test Part B and Category Fluency Test was significantly improved at 12 weeks (p=0.005) and trended towards improvement at 26 weeks (p=0.069). In the early stage Huntington’s disease patients, there was a significant improvement in the Executive Function composite (p=0.038). Of particular note, the Trail Making Test Part B of itself was significantly improved at 12 weeks (p=0.001) and at 26 weeks (p=0.042).

There were no significant findings in the other secondary endpoints although there was a small but positive signal in the Total Functional Capacity score.  Interestingly, whilst the MRI did not detect changes in brain iron distribution in the study, the rate of brain cortical tissue thinning was greater in the placebo group compared to the two combined PBT2 treatment groups (100mg and 250mg).

Based on these findings, Prana has recruited an international panel of experts in Huntington’s disease to advise on the protocol design for a Phase 3 study.  The protocol and the supporting package of clinical and pre-clinical data on PBT2 is being assembled to present to regulators over 2014/2015. In September 2014, we announced that PBT2 had been granted Orphan Drug designation in the treatment of Huntington’s disease by the FDA. Orphan Drug designation confers a number of incentives to drug developers including increased facilitation of communication with regulators to achieve concurrence on the development of the Orphan drug towards market approval. To achieve Orphan Drug designation, it must be established that the disease indication is of relatively low prevalence and that there is no existing comparable treatment option for patients and that the drug offers a plausible treatment.  Currently, we are preparing a submission to the European Medicines Agency (EMA) for Orphan designation and we are also considering submissions to other territories.

Both the Reach2HD and the IMAGINE clinical trials were conducted under the governance of independent Data Safety Monitoring Boards, or DSMBs. A DSMB is an independent group of experts who review the accumulated safety data in ongoing clinical trials, in order to safeguard the interests and safety of participating patients. During the conduct of the trials to date, the respective DSMB's have met and maintained their recommendation to continue the protocols as planned.

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

Patent Portfolio

Prana continues its intellectual property strategy of seeking the broadest possible protection over its drug assets, in the form of ‘composition of matter’ claims and claims to the use of those drugs for the treatment of neurodegenerative diseases.  Over the last year Prana has received numerous further approvals from international patent office’s relating to its MPAC patent estate, in particular: our lead MPAC for Parkinson’s disease and movement disorders, PBT434 and; our lead brain MPAC cancer drug candidate, PBT519. The majority of patents covering our lead Alzheimer’s and Huntington’s disease MPAC PBT2 have now been granted.

Prana is working towards the discovery of new chemical entities that may be effective drugs for the same diseases, with the objective of filing new patents according to those developments.

A total of six national phase patent case families protect Prana’s core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold.  The majority of these patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s lead MPACs for Parkinson’s disease/movement disorders and brain cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:

(i)
In February 2014, Prana filed a ‘Track One’ application with the USPTO for the patent containing claims to the use of PBT2 for the treatment of Alzheimer’s disease in the USA. A Track One application receives prioritized and accelerated examination of the patent case, potentially allowing faster allowance of the claims.

(ii)
In April 2014, Prana received Notice of Grant from the Israeli Patent Office for its key patent protecting PBT434.  The patent, which is entitled, ‘Neurologically Active Derivatives’ covers the composition of matter of selected quinazolinone compounds, including PBT434. This case also included additional granted claims to the use of the compounds for the treatment of neurodegenerative diseases. Prana has validated the European patent in 16 major jurisdictions.

(iii)
In May 2014, Prana received Notice of Grant from the Canadian Patent Office for its key patent protecting PBT519 and related pyridopyrimidine compounds in composition of matter claims. Prana has validated the European patent in 16 major jurisdictions.

(iv)
Over the course of 2014, Prana received Grant notices from each of the Canadian, Australian, Chinese, European and Japanese Patent Offices for the patent protecting methods of treatment of glioma brain tumours with PBT519 and related pyridopyrimidine compounds. This case is entitled ‘Use of pyridopyrimidine compounds in the treatment of gliomas’.

Patent prosecution update

The national phase patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434 and their uses for neurological conditions, particularly Parkinson’s disease, continues to be in prosecution in Australia, Europe, Japan and the United States.

The patent family of cases filed with co-applicant The General Hospital Corporation and entitled ‘Neurotoxic Oligomers’ has also progressed in major jurisdictions. Prana received a Notice of Grant from the Canadian patent office during March 2013 for both active and passive immunotherapy treatment claims. All patents within this family have now been granted.

The patent family cases entitled ‘Compounds for Therapy and Diagnosis’ continues to be prosecuted in Canada and Europe. Prana received a notice of Grant from the Japanese patent office in June 2014. This case includes composition of matter claims to novel non-MPAC metallocomplex compounds that are designed to treat Alzheimer’s disease by binding to the metal binding site of Abeta in the brain.  The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s disease.

An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed in January 2014 to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

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

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been granted in Australia, New Zealand, Canada, China and the USA. A case has been granted in Europe and has been validated in separate countries.
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
“Neurologically-Active Compounds” Filed: October 3, 2003 Applicant: Prana Biotechnology Limited
Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been granted. A case has been granted in Europe and has been validated in separate countries. An application in Brazil is under examination.  A patent in Hong Kong has been registered.
The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

Patent	Status	Invention
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited
Patents have been granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe,  India, Sth Korea, Israel, New Zealand and South Africa. An application in Brazil is under examination. A patent in Hong Kong has been registered.
The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s disease lead compounds.
“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s disease.
“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.
“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.

Patent	Status	Invention
“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited
Patents have been granted in Australia, Singapore, South Africa, Canada, Europe, Japan, China and New Zealand. Applications are under examination in Israel, the USA, India and Brazil. Patents only directed to F4 type chemical structures have been allowed to lapse.

This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

“A method of prophylaxis or treatment and agents for same.” Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been granted in the USA, China, Australia, Canada, Europe and Japan.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.
“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been granted in New Zealand, Japan, USA and Australia. Remaining applications in Canada, and Europe are under examination	This invention is directed to anti-amyloid angular metallocomplex compounds for the treatment of Alzheimer’s disease.
“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2013 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.
“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Applications in Australia, Europe, Japan and the USA are undergoing prosecution.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s disease.

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

On January 1, 2001, we entered into a license agreement with the General Hospital Corporation, or GHC, at Massachusetts General Hospital, under which we licensed from GHC certain patents.  The agreement was subsequently amended on August 8, 2001 and March 15, 2004.  Under the agreement, as amended, the license for a particular patent expires at the end of the term of the patent rights under the respective patent.  In general, the anticipated patent expiration date is 20 years from the filing date of the respective patent application.  Under the agreement, we agreed to pay GHC a total of U.S.$166,590 in monthly installments over a 30 month period beginning January 1, 2001 and U.S.$182,000 in monthly installments over a 30 month period beginning August 1, 2001 for the right to use the results of research under the license agreement.  Such obligations have been satisfied by us in full, and we hold the rights under the license.  We currently retain a license under the agreement with GHC for the patent ‘Neurotoxic Oligomers.’  This international patent application (PCT application) was filed on June 28, 2000 and matured into national phase prosecution in Canada, China, Europe, Japan and the United States.  Patents have been granted in Europe, Canada, China, Australia and New Zealand to both the active vaccines and the use of antibodies as a passive vaccine for Alzheimer’s disease.  A patent has also been granted in the United States containing claims to an active vaccine.  A further patent has been granted in the United States that contains claims to antibodies as a passive vaccine for Alzheimer’s disease.  The patent is expected to expire on June 28, 2020.  The invention is directed to a novel target for an Alzheimer’s disease vaccine.  The technologies or products that may arise from this invention include toxic dimerized full length or fragments of beta-amyloid as active vaccines for Alzheimer’s disease or antibodies to these beta-amyloid fragments as passive vaccines for Alzheimer’s disease.  The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention.  The milestones have not been met to date.

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

Manufacturing and Raw Materials

Our lead compound, PBT2, is manufactured by Dr. Reddy’s, based in Hyderabad, India. At this time, we are relying on this manufacturer to enable future and efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington’s patients. However, we are investigating other manufacturers as a ‘back-up’ suppliers to the campaigns at Dr. Reddy’s and to facilitate manufacture of pre-registration GMP compound.  At this time, we also rely on a sole manufacturer, Patheon, to encapsulate PBT2.  We intend to continue this approach, subject to ongoing appraisal of our manufacturing needs and financial position.

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

Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet.  The lease for the facility, which expires on October 31, 2014, has an annual rent of A$140,994.  We have the option to renew the lease for an additional five year term.

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

Results of Operations

Year ended June 30, 2014 compared to year ended June 30, 2013

Revenue from ordinary activities

Revenue from continuing operations (consisting of interest income only) increased to A$363,775 for the year ended June 30, 2014 from A$150,867 for the year ended June 30, 2013, an increase of A$212,908, or 141.12%. The increase in revenue from continuing operations in the 2014 fiscal year is primarily attributable to higher cash and cash equivalents held throughout the year.

Other Income

We had other income of A$7,845,396 for the year ended June 30, 2014 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  We had other income of A$4,488,526 for the year ended June 30, 2013 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.

Research and development expenses

Our research and development expenses (including research and development expenses paid to related parties) increased to A$14,908,098 for the year ended June 30, 2014 from A$8,203,822 for the year ended June 30, 2013, an increase of A$6,704,276, or 81.72%.  The increase in research and development expenses in the year ended June 30, 2014 is primarily attributable to remaining expenditure for the conduct of the ‘Reach2HD’ Huntington’s disease trial, the ‘IMAGINE’ Alzheimer’s disease trial and the ongoing IMAGINE –Extension trial together with the initiation of new API (Active Pharmaceutical Ingredient) manufacturing campaigns.

Corporate personnel expenses

Corporate personnel expenses decreased to A$2,059,642 for the year ended June 30, 2014 from A$2,298,426 for the year ended June 30, 2013, a decrease of A$238,784, or 10.39%.  The decrease in corporate personnel expenses in the 2014 fiscal year is primarily attributable to a decrease in equity-based compensation in the form of options and shares issued to directors, employees and consultants.  In the 2014 fiscal year, we expensed A$472,463 in respect of equity-based payments to directors, consultants and employees compared to A$819,085 in the 2013 fiscal year.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, increased to A$477,079 for the year ended June 30, 2014 from A$294,894 for the year ended June 30, 2013, an increase of A$182,185, or 61.78%.  The increase in intellectual property expenses in the 2014 fiscal year was primarily the result of the maturing patent portfolio into the granted phase giving rise to indexed annual renewal fees for these granted patents.

Auditor and accounting expenses

Auditor and accounting expenses increased to A$342,609 for the year ended June 30, 2014 from A$166,086 for the year ended June 30, 2013, an increase of A$176,523, or 106.28%.  The increase in auditor and accounting expenses in the 2014 fiscal year is primarily attributable to increased costs for services provided in connection with filings made with the Securities and Exchange Commission and compliance with section 404 of the Sarbanes Oxley Act of 2002 (SOX 404)  regulations.

Travel expenses

Travel expenses increased to A$421,013 for the year ended June 30, 2014 from A$131,710 for the year ended June 30, 2013, an increase of A$289,303, or 219.65%.  The increase in travel expenses in the 2014 fiscal year is primarily attributable to a higher amount of overseas travel by executives and consultants for company business meetings and travel to overseas manufacturing, non-clinical and clinical study sites.

Public relations and marketing expenses

Public relations and marketing expenses increased to A$358,597 for the year ended June 30, 2014 from A$136,186 for the year ended June 30, 2013, an increase of A$222,411 or 163.31%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The increase in public relations and marketing expenses in the 2014 fiscal year is primarily attributable to increased communications regarding our active clinical trial programs and investment opportunities.

Depreciation expenses

Depreciation expenses decreased to A$22,384 for the year ended June 30, 2014 from A$23,130 for the year ended June 30, 2013, a decrease of A$746 or 3.23%.

Other expenses

Other expenses from ordinary activities increased to A$2,142,179 for the year ended June 30, 2014 from A$1,169,407 for the year ended June 30, 2013, an increase of A$972,772, or 83.19%.  The increase in other expenses in the 2014 fiscal year is primarily attributable to an increase in business development expenses associated with the appointment of business development personnel into our company.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$746,593 for the year ended June 30, 2014 compared to a foreign exchange gain of A$140,761 for the year ended June 30, 2013.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euros.  In the 2014 fiscal year, the Australian dollar appreciated against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.  In the 2013 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars.  In the two fiscal years ended June 30, 2014, the Australian dollar depreciated against the Great British Pounds and Euros, which had a favorable impact on the Australian dollar value of our cash held in Great British Pounds and Euros.  In the 2014 fiscal year, we incurred a foreign exchange loss of A$579,748 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$1,487 attributable to the cash balances that were held in British Pounds, a foreign exchange gain of A$28 attributable to cash balances that were held in Euros and a foreign exchange loss of A$165,330 attributable to foreign currency transactions. In the 2013 fiscal year, we incurred a foreign exchange gain of A$102,280 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$159 attributable to the cash balances that were held in British Pounds, a foreign exchange gain of A$5,225 attributable to cash balances that were held in Euros and a foreign exchange gain of A$33,097 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

We recorded a loss on fair value of financial liabilities of A$30,238 for the year ended June 30, 2014 compared to a loss on fair value of financial liabilities of A$126,059 for the year ended June 30, 2013.  The loss in both 2014 and 2013 is attributable to the change in value of warrants that were issued in connection with an agreement signed with the ADDF. The loss on fair value of financial liabilities is also attributable to the changes in the market price of our ADRs and the volatility of the ADR market price.

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

Research and development expenses

Our research and development expenses (including research and development expenses paid to related parties) increased to A$8,203,822 for the year ended June 30, 2013 from A$4,252,002 for the year ended June 30, 2012, an increase of A$3,951,820, or 92.94%.  The increase in research and development expenses in the year ended June 30, 2013 is primarily attributable to the initiation of patient enrolment into the Phase II  “Reach2HD” Huntington’s Disease clinical trial in April 2012 with full recruitment achieved by the end of the 2012 calendar year.  Accordingly, during the year ending June 30, 2013 Prana incurred substantial patient fees, clinical research organisation milestones and associated running costs of a fully recruited trial.  In addition, during the year ending June 30, 2013 recruitment for the Phase II Alzheimer’s’ Disease “IMAGINE” trial was completed and similarly Prana incurred increasing patient, clinical research organisation and running costs.

Corporate personnel expenses

Corporate personnel expenses increased to A$2,298,426 for the year ended June 30, 2013 from A$1,835,279 for the year ended June 30, 2012, an increase of A$463,147, or 25.24%.  The increase in corporate personnel expenses in the 2013 fiscal year is primarily attributable to an increase in equity-based compensation in the form of options and shares issued to directors, employees and consultants.  In the 2013 fiscal year, we expensed A$819,085 in respect of equity-based payments to directors, consultants and employees compared to A$120,191 in the 2012 fiscal year.

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

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia.  Therefore, we are directly affected by political and economic conditions in Australia. See Item 3.D. “Key Information – Risk Factors – Risks Relating to Our Location in Australia” for a description of factors that could materially affect our operations.

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2014 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2014 reporting periods.  Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company

Pronouncement	Title (Issue date)	Effective date

Annual Improvements to IFRSs 2012-2014 Cycle	International Financial Reporting Standards (September 2014)	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual Improvements to IFRSs 2012-2014 Cycle	International Financial Reporting Standards (September 2014)	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (September 2014)(2)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
Amendments to IAS 27	Equity Method in Separate Financial Statements (August 2014) (2)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
IFRS 9	Financial Instruments (July 2014)	Annual periods beginning on or after January 1, 2018. Earlier application is permitted.
Amendments to lAS 16 and lAS 41	Agriculture: Bearer Plants (June 2014) (2)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted
IFRS 15	Revenue from Contracts with Customers (May 2014)	Annual periods beginning on or after January 1, 2017. Earlier application is permitted.
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (May 2014)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.

Pronouncement	Title (Issue date)	Effective date

Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (May 2014)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
IFRS 14	Regulatory Deferral Accounts (January 2014)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
Annual Improvements to IFRSs 2011–2013 Cycle	International Financial Reporting Standards (December 2013) (2)	Annual periods beginning on or after July 1, 2014. Earlier application is permitted.
Annual Improvements to IFRSs 2010–2012 Cycle	International Financial Reporting Standards (December 2013)	Annual periods beginning on or after July 1, 2014. Earlier application is permitted.
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions (November 2013) (2)	Annual periods beginning on or after July 1, 2014. Earlier application is permitted.
Amendments to IFRS 9, IFRS 7, and IAS 39	IFRS 9 Financial Instruments – Hedge Accounting and amendments to IFRS 9, IFRS 7, and IAS 39 (November 2013)
The amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015, but the standard is available for immediate application. The standard provides an accounting policy choice for an entity to continue to apply hedge accounting (and hedge accounting only) under IAS 39 instead of IFRS 9 until the IASB completes its separate macro hedging project. The European Union has not yet endorsed any aspects of IFRS 9, and therefore the new guidance may not be adopted by entities subject to regulation by the European Union.

Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting (June 2013)	Annual periods beginning on or after January 1, 2014. Earlier application is permitted.
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets (May 2013)	Annual periods beginning on or after January 1, 2014. Earlier application is permitted.
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities (October 2012)	Annual periods beginning on or after January 1, 2014. Earlier application is permitted.
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities (December 2011)	Annual periods beginning on or after January 1, 2014.
Amendments to IFRS 9 and 7	Mandatory Effective Date and Transition Disclosures (December 2011)	January 1, 2013 to January 1, 2015 (TBD).

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2014 our accumulated deficit totaled A$111,260,562.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.

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

On February 21, 2011, the ADDF awarded us a grant of US$700,000, to be provided in two equal instalments over two years.  The ADDF is based in New York and functions on a venture philanthropy model.  We issued a convertible promissory note to the ADDF in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to US$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF.  We have also agreed to issue an additional five-year warrant to purchase US$105,000 of ordinary shares of our company at a price per share equal to the closing price of our ordinary shares on the ASX on the date on which we will receive the second instalment of US$350,000.  The note was due and payable on February 25, 2014.  As at June 30, 2014 both instalments totalling US$700,000 received in prior reporting periods were repaid in full.  We may, under certain conditions, elect to issue our ordinary shares to satisfy our repayment obligation at a price per shares equal to 80% of the then prevailing volume weighted average price of our ordinary shares on the ASX during the five trading days prior to the issuance.  Under the terms of the convertible note, the ADDF may elect, at its discretion, to convert the promissory note into ordinary shares of our company following the consummation by us of a debt or equity financing to third party investors resulting in gross proceeds to our company of at least US$1.0 million, or upon a sale of our company.  Following the completion of the private placement described in the following paragraph, the ADDF is now entitled to convert the note under the same terms as such private placement, or under the same terms as any subsequent financing that we may complete prior to the conversion or repayment of the note.  The purpose of the grants is to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease.

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

In July 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, now known as MLV & Co. LLC, or MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  During such time as we do not qualify as an accelerated filer, as defined by the SEC, the aggregate ordinary shares represented by ADSs which we may sell in any one year period may not exceed one-third of our public float.  The ADSs are evidenced by ADRs.  We pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  The actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  As of June 30, 2014, we issued a total amount of 3.7 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.0 million (US$7.25 million).  For additional information regarding the agreement, see Item 10.C. “Additional Information - Material Contracts.”

Commencing October 2011, we entered into research and development agreements that support and service the Phase II clinical trials in Huntington’s disease and Alzheimer’s disease that are currently enrolling patients.  We have budgeted expenditures of approximately A$8.7 million for the Huntington’s disease trial and A$0.9 million for the Alzheimer’s disease trial, which is otherwise supported by a grant from the ADDF.  Of these amounts, approximately A$973,513 has been incurred in the period ended June 30, 2014.  The agreements can be terminated at any time with 30 days’ notice and without penalty. The successful completion of these trials is dependent on raising the necessary additional funding. See Item 5.F. “Tabular Disclosure of Contractual Obligations” for additional information on our R&D contractual commitments.

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

From inception to June 30, 2014, our capital expenditures have totaled A$598,742 (including A$200,000 of non-cash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne.  Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2014 of A$47,557.  We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We had A$34,167,018 of cash and cash equivalents at June 30, 2014, compared to A$13,346,760 at June 30, 2013.  For the years ended June 30, 2014 and 2013, we incurred an operating loss of A$13.3 million and A$7.8 million, respectively, and an operating cash outflow of A$13.8 million and A$8.0 million, respectively.

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

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax offset.  In the year ended June 30, 2014, we recorded A$7.2 million in other income with respect to funds we will receive in relation to the 2014 financial year under the 2011 research and development incentive scheme.

In the event that we will not be able to raise the required funding for our planned expenditure, we have the ability to further reduce expenses around our current commitments.  We retain the ability to curtail other planned, but not committed expenditure, in order to ensure we continue to have adequate funds to pay all liabilities as and when they fall due.

Management remains confident that we will be successful in raising the additional funding required to complete the planned research and development activities and accordingly have prepared the financial statements on a going concern basis.

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of June 30, 2014.  Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2014	2013	2012
	(A$)
Net cash used in operating activities	(13,536,223)	(7,951,254)	(6,845,906)
Net cash used in investing activities	(23,048)	(28,151)	(26,763)
Net cash provided by financing activities	34,960,792	15,582,031	3,622,023
Net increase (decrease) in cash and cash equivalents	21,401,521	7,602,626	(3,250,646)
Cash and cash equivalents at beginning of period	13,346,760	5,636,469	8,838,245
Exchange rate adjustments on cash held in foreign currencies	(581,263)	107,665	48,870
Cash and cash equivalents at end of period	34,167,018	13,346,760	5,636,469

Net cash used in operating activities was A$13,536,223, A$7,951,254 and A$6,845,906 during the years ended June 30, 2014, 2013 and 2012, respectively.  Our payments to suppliers and employees during the years ended June 30, 2014, 2013 and 2012 were A$18,011,310, A$10,650,823 and A$7,874,010, respectively.  Our operating activity receipts  for the years ended June 30, 2014, 2013 and 2012 of A$4,475,087, A$2,699,569 and A$1,028,104 consisted of R&D tax refunds, interest and grants.  The A$7,360,487 increase in payments to suppliers and employees for the year ended June 30, 2014 when compared to the year ended June 30, 2013  reflects expenditure to complete the ‘Reach2HD’ Huntington’s disease trial, the ‘IMAGINE’ Alzheimer’s disease trial and the ongoing IMAGINE – Extension trial together with the initiation of new API (Active Pharmaceutical Ingredient) manufacturing campaigns.  The A$1,105,348 increase in payments to suppliers and employees for the  year ended June 30, 2013 when compared the year ended June 30, 2012  reflects our continued maintenance of our research and development programs.  During the years ended June 30, 2014, 2013 and 2012, our payments to suppliers and employees was offset by interest income of A$377,587, A$93,789 and A$186,794, respectively.

Net cash used in investing activities was A$23,048, A$28,151 and A$26,763 during the years ended June 30, 2014, 2013 and 2012, respectively.  Cash flows used for investing activities was primarily attributable to payments for the purchase of property and equipment for the years ended June 30, 2014, 2013 and 2012.

Net cash provided by financing activities was A$34,960,792, A$15,582,031 and A$3,622,023 for the years ended June 30, 2014, 2013 and 2012.  Cash flows provided by financing activities during the year ended June 30, 2014 is primarily attributable to funds raised under our At-The-Market facility of A$32.37 million (US$29.74 million). Cash flows provided by financing activities during the year ended June 30, 2013 are attributable to funds raised under our At-The-Market facility of A$3.21 million (US$3.29 million) and  A$6.01 and A$5.00 million private placements of our securities to high net worth and institutional investors in September 2012 and March 2013.  We also raised A$2.02 million in April 2013 through a share purchase plan of our securities and grants awarded to us by the ADDF.  Cash flows provided by financing activities during the year ended June 30, 2012 is primarily attributable to funds raised under our At-The-Market facility of A$4.57 million (US$4.74 million).

We realized a foreign exchange loss of A$581,263 for the year ended June 30, 2014 compared to a foreign exchange gain of A$107,665 for the year ended June 30, 2013 and a foreign exchange loss of A$48,870 for the year ended June 30, 2012.  In 2014, the Australian dollar appreciated against the U.S. dollar by 3%.  In 2013, the Australian dollar depreciated against the U.S. dollar by 10%, while in 2012, the Australian dollar depreciated against the U.S. dollar by 4%.

C.	Research and Development, Patents and Licenses

Early in our company’s history, our activities were primarily focused on the acquisition and development of patents to enable the research and development of our core technology.  In January 2001, we entered into an exclusive license agreement with the General Hospital Corporation to access patented technologies that could be of assistance in the discovery and characterization of lead compounds (see Item 4.B. “Information on the Company - Business Overview - Patents and License Agreements”).  To build a cost effective research and development company, in December 2000 we entered into an agreement with the University of Melbourne to conduct on our behalf certain research programs in Alzheimer’s disease and other neurological disorders, to undertake basic mechanistic research on our compounds and conduct screens to assess therapeutic utility of our compounds (see Item 10.C. “Additional Information - Material Contracts”).  In recent years, we increased our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Alzheimer’s disease, Huntington’s disease, Parkinson’s disease and movement disorders and selected cancers.  These collaborative arrangements ensure that we work with well-respected laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs.  We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Research and development expenses, net amounted to A$14,908,098, A$8,203,822 and A$4,252,002 during the years ended June 30, 2014, 2013 and 2012, respectively.  Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$477,079, A$294,894 and A$261,706 during the years ended June 30, 2014, 2013 and 2012, respectively.

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

We have not commercialized any products to date. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our product candidates, including our current lead product candidate, PBT2.

Over the past few years, there has been increasing pressure to reduce drug prices in the developed markets as a consequence of political initiatives and regulations aiming to curb continuous increases in healthcare spending. Any revenue we earn in the future may be negatively affected by such political initiatives and regulations. The recent financial crisis and the increased burden of healthcare costs have led to an increased focus on reducing costs and, therefore, have further increased the pressure to lower drug prices. We expect this trend to continue in the years ahead. However, we believe spending in the healthcare industry, as compared to many other industries, is less linked to economic trends. Furthermore, while falling drug prices in the mature drug markets such as the U.S. and the EU are having a negative impact on general sales growth levels for the biopharmaceutical industry as a whole in those markets, we expect such sales growth to continue at higher levels in emerging markets. We also expect that demographic developments, increased treatment penetration, especially in newly established drug markets, and better diagnostic tools to enable the tailoring of drugs to specific needs, will result in continuing growth in overall global drug sales.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2014.  The majority of our contracts for research and development programs have a termination notice period of 30 days.  As at June 30, 2014, we had research and development termination commitments approximating A$2.35 million.  No liability has been recognised within our financial statements for this period.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	63,189	60,021	3,168	-	-
Total	63,189	60,021	3,168	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	59	Chairman of the Board of Directors and Chief Executive Officer
Richard Revelins	52	Chief Financial Officer and Secretary
Phillip A. Hains	55	Acting Chief Financial Officer
Dianne M. Angus	54	Chief Operating Officer
Peter A. Marks(1)	58	Director
Brian D. Meltzer(1)(2)(3)	61	Director
George W. Mihaly(1)(2)(3)	61	Director
Lawrence B. Gozlan(3)	35	Director
Ira Shoulson	68	Director
_________________________
(1)           Member of the Audit Committee
(2)           Member of the Remuneration Committee and Share Plan Committee
(3)           Member of the Nominations Committee

Mr. Geoffrey Paul Kempler has served as the Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer.  Mr. Kempler is one of the founders of our company.  Mr. Kempler is a qualified psychologist.  Mr. Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialization of our technology.  Mr. Kempler holds a B.Sc degree in science from Monash University and a Grad. Dip. App. Soc. Psych. degree from Swinburne University.

Mr. Richard Revelins has served as our Company Secretary since February 2000 and was appointed Chief Financial Officer of our company in June 2004.  Mr. Revelins is an executive director and principal of Peregrine Corporate Limited, an Australian-based investment bank, and Managing Director at Cappello Group Inc., a Santa Monica, Los Angeles based investment bank.  Mr. Revelins has held senior positions in international merchant banks and is currently a director of Mining Project Group Limited, which is listed on the ASX as well as of a number of private companies.  Mr. Revelins holds a Bachelor of Economics degree from Monash University, Melbourne.  Mr. Revelins serves as our Chief Financial Officer on a part-time basis and devotes approximately one to two work days a week to such position.

Mr. Phillip Hains was appointed as Acting Chief Financial Officer of our company on May 1, 2014.  Mr. Hains is a Chartered Accountant operating a specialist public practice, 'The CFO Solution'.  The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies.  A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees.  He has over 20 years' experience in providing businesses with accounting, administration, compliance and general management services.  He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

Ms. Dianne Angus has served as our Chief Operating Office since May 2007.  Ms. Angus joined our company in August 2002, initially serving as our Vice President of Intellectual Property and Licensing, she was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004 and served in that position until being promoted to her current position in May 2007.  From 1992 to 2000, Ms. Angus managed the intellectual property, licensing and biotechnology product development assets of two Australian companies, AMRAD Corporation Limited and Florigene Limited.  At Florigene, Ms. Angus was the joint venture alliance manager with Suntory for three years.  From June 2000 to August 2002, Ms. Angus was Director of Dianne Angus and Associates Pty. Ltd. providing strategic business development, technology evaluation and intellectual property consulting services to biotechnology companies.  Ms. Angus has worked in the commercial biotechnology sector for over 20 years directing product valuation, acquisition and product licensing.  During her career, Ms. Angus has managed large and diverse intellectual property portfolios, contract rights and enforcement. Ms. Angus has negotiated and executed many commercial licenses and research and product development agreements with entities ranging from large pharmaceutical companies to numerous global research institutes.  Ms. Angus has also undertaken due diligence assessments on several Australian biotechnology companies for investment brokers.  Ms. Angus holds a Bachelor of Science (Education) and Bachelor of Science (Honours) degree from the University of Melbourne, a Master’s degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from Monash University, a Diploma in Intellectual Property Practice from the Institute of Patent and Trademark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney.

Mr. Peter Marks has served as a director of our company since July 2005. For the period November 21, 2006 to October 20, 2011, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercializing a range of devices in the respiratory and medicine space.  For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian based investment bank.  Mr. Marks is currently a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa.  Mr. Marks is currently a principal of Halcyon Corporate Pty Ltd, a corporate and capital markets advisory firm specializing in advising small to mid-cap companies.  From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.  In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

Mr. Brian Derek Meltzer has served as a director of our company since December 1999.  Mr. Meltzer has over 30 years of experience in economics, finance and investment banking.  Until December 2013 Mr. Meltzer was a director of Momentum Ventures Limited, licensed by the government as an Innovation Investment Fund with venture capital investments including biotechnology.  Mr. Meltzer is a non-executive director on the board of directors of a number of private companies.  Mr. Meltzer is also a director on the board of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).  Mr. Meltzer is Chairman of our Audit Committee and Remuneration Committee.  Mr. Meltzer holds a Bachelor of Commerce degree from the University of Auckland and a Master of Economics degree from Monash University.

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

Mr. Lawrence Gozlan was appointed as a director of our company on August 8, 2011.  Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialized global investment fund focused exclusively in life sciences.  The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.  Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management.  He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd, and gained senior corporate finance experience advising life sciences companies at Deloitte.  Mr. Gozlan is also a Director of ASX-listed companies Oncosil Medical (ASX:OSL) and Phosphagenics (ASX:POH).  He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Prof.Ira Shoulson was appointed as a director of our company on May 13, 2014. Professor Shoulson has served as a consultant to, and member of, several FDA advisory committees over the past three decades, and has been involved in eight successful new drug applications to the FDA, notably long-acting methylphenidate (Concerta©) for attention deficit disorder, rasagiline (Azilect©) for Parkinson disease, and tetrabenazine (Xenazine©), the first drug approved by the FDA for the treatment of chorea in Huntington’s disease (HD).  Prior to taking up his position with our company, Professor Shoulson concluded his elected term as Chair and President of the Huntington Study Group. Professor Shoulson is Professor of Neurology, Pharmacology and Human Science at Georgetown University, Washington, DC, USA, and Director of the University’s Program for Regulatory Science and Medicine (PRSM). He is also principal investigator of the Georgetown University Center of Excellence in Regulatory Science and Innovation (CERSI), one of four research and education centers currently funded by the Food and Drug Administration (FDA).

There are no family relationships among our directors and senior executives.

B.	Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2014 with respect to each of our executive officers and directors during the 2014 fiscal year.

	Salaries, fees, commissions, bonuses and other		Pension, retirement and other similar benefits
Geoffrey P. Kempler (1)	A$	477,990	--
Richard Revelins	A$	80,013	--
Phillip A. Hains (3)	A$	50,000	--
Dianne M. Angus (2)	A$	385,447	--
Peter A. Marks	A$	60,000	--
Brian D. Meltzer	A$	85,000	--
George W. Mihaly	A$	75,000	--
Lawrence B. Gozlan	A$	50,000	--
Ira Shoulson (4) (5)	A$	28,625	--
______________

(1)	Mr. Kempler has elected not to accept an A$100,000 incentive bonus to which he is entitled until further notice.
(2)
During the 2014 fiscal year, Ms. Angus received options to purchase 160,000 ordinary shares, which are exercisable for a price of at least 60% greater than the closing market price on the day before the date of issue, exercisable on or before 3 November 2018, as remuneration for her services.

(3)	Mr. Phillip Hains was appointed as Acting Chief Financial Officer of our company on May 1, 2014.
(4)	Prof. Ira Shoulson was appointed as a director of our company on May 13, 2014.

(5)
Prof. Ira Shoulson provides consulting services to the company in a separate capacity to his position as Non-Executive Director.  Prof. Ira Shoulson was appointed as Non-Executive Director on May 13, 2014.  Total cash compensation of $23,000 was paid to Prof. Ira Shoulson for the period May 13, 2014 to June 30, 2014 in his capacity as a consultant to the Company.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2014, our directors and executive officers as a group, then consisting of nine persons, held options to purchase an aggregate 8,817,819 of our ordinary shares.  Of such options, (i) options to purchase 157,819 ordinary shares are exercisable for A$0.25 consideration on or before March 20, 2017; (ii) options to purchase 8,500,000 ordinary shares are exercisable for A$0.33 consideration on or before December 13, 2017; and (iii) options to purchase 160,000 ordinary shares are exercisable for A$0.73 consideration on or before November 3, 2018.  All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan.  See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

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

Agreement with Chief Operating Officer.  On June 12, 2007, we entered into an amendment to an employment agreement with Ms. Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007. Under the amended agreement we agreed to pay Ms. Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9.0% of the base salary (or the percentage stipulated by applicable Australian law).  Effective May 1, 2010, Ms. Angus received a salary increase of 8% bringing her annual base salary inclusive of 9% superannuation to A$344,044.  In the 2014 fiscal year, as per changes to Australian law, superannuation increased to 9.25%.  During the 2013 fiscal year, Ms. Angus also received options to purchase 315,637 ordinary shares, which are exercisable for A$0.25 on or before March 20, 2017, as remuneration for her services.  The options were granted under the 2004 ASX Plan (as defined below).  During the 2014 fiscal year, Ms. Angus also received options to purchase 160,000 ordinary shares, which are exercisable for A$0.73 on or before November 3, 2018, as remuneration for her services.  The options were granted under the 2004 ASX Plan (as defined below).  If we terminate the employment agreement without cause or if Ms. Angus terminates the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for three months  following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term.

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

Election of Directors

Directors are elected at our annual general meeting of shareholders.  Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election.  No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election.  Under Australian law, directors who have reached the age of 72 must stand for re-election annually.  Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.  Mr. Kempler is our Managing Director.  Mr. Brian Meltzer must retire and may stand for re-election at our 2014 annual general meeting of shareholders.  Mr. Peter Marks and Mr. Lawrence Gozlan must retire and may stand for re-election at our 2014 annual general meeting of shareholders.  Dr. Mihaly must retire and may stand for re-election at our 2015 annual general meeting of shareholders.

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

At June 30, 2014, we had twelve employees.  Of such employees, eight persons were employed in research and development, three persons in management and administration and one person in operations.  All such employees were located in Australia.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 31, 2014 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	21,811,000	4.29%
Richard Revelins (4) 437437	520,308	*
Phillip A. Hains (5) 437437	211,800	*
Dianne M. Angus (6)	1,463,947	*
Peter A. Marks (7)	1,043,111	*
Brian D. Meltzer (8)	1,326,666	*
George W. Mihaly (9)	1,226,666	*
Lawrence B. Gozlan (10)	1,000,000	*
Ira Shoulson	-	*
All directors and executive officers as a group (9 persons)	28,603,498	5.62%

__________________
*	Less than 1%

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

2.	The percentages shown are based on 508,711,934 ordinary shares issued and outstanding as of October 31, 2014.

3.
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

4.
Includes options to purchase 500,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. The 20,308 outstanding ordinary shares are held of record by Darontack Pty Ltd., an Australian corporation owned by Mr. Revelins.

5.	The 211,800 outstanding ordinary shares are held of record by Shared Office Services Pty. Ltd., an Australian corporation owned by Mr. Hains.

6.
Includes (i) options to purchase 160,000 ordinary shares that are exercisable for A$0.73 consideration on or before November 3, 2018; (ii) options to purchase 157,819 ordinary shares that are exercisable for A$0.25 consideration on or before March 20, 2017; (iii) options to purchase 1,000,000 ordinary shares that are exercisable for A$0.34 consideration on or before October 2, 2018; and (iv) 146,128 outstanding ordinary shares held of record by Ms. Dianne Angus.

7.
Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd, an Australian corporation owned by Mr. Peter Marks.

8.
Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. The 326,666 outstanding ordinary shares are held of record by RBC Dexia Pty Ltd., a superannuation fund of Mr. Meltzer.

9.
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

A summary of the status of the 2004 Plans as of June 30, 2014, 2013 and 2012, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2014		2013	2012
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	17,031,476	$0.23	10,147,683	$0.27	7,831,311	$0.26
Granted	3,926,490	$0.69	10,683,793	$0.34	4,158,674	$0.25
Exercised	(4,582,384)	$0.11	--	--	(341,865)	--
Expired	--	--	(3,800,000)	$0.55	--	--
Forfeited	--	--	--	--	(1,500,437)	$0.25

Options outstanding at the end of the year	16,375,582	$0.41	17,031,476	$0.23	10,147,683	$0.27

Options exercisable at the end of the year	16,175,582	$0.40	16,010,786	$0.28	9,126,993	$0.27

Options that may be granted as of the end of the year	19,629,202		21,135,692		31,819,485

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no major shareholders as of October 31, 2014, known to us who own beneficially more than 5% of our ordinary shares.

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

Record Holders

As of October 31, 2014, there were 3,667 holders of record of our ordinary shares, of which 20 record holders, holding approximately 1.76% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.  The majority of trading by our U.S. investors is done by means of ADRs that are held of record by National Nominees Ltd., which held 68.23% of our ordinary shares as of such date.

B.	Related Party Transactions

There were no related party transactions other than those related to Director and Key Management Personnel compensation and equity transactions by the parent with its subsidiaries.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2014.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000.  The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2010	0.25	0.12
2011	0.38	0.11
2012	0.22	0.14
2013	0.31	0.14
2014	1.37	0.16

Fiscal Year Ended June 30, 2013:
First Quarter	0.29	0.14
Second Quarter	0.31	0.20
Third Quarter	0.26	0.19
Fourth Quarter	0.25	0.20

Fiscal Year Ended June 30, 2014:
First Quarter	0.74	0.24
Second Quarter	0.85	0.38
Third Quarter	1.37	0.62
Fourth Quarter	0.29	0.16

Fiscal Year Ended June 30, 2015:
First Quarter	0.35	0.22
Second Quarter (through October 30)	0.25	0.20

Month Ended:
April 2014	0.29	0.18
May 2014	0.23	0.16
June 2014	0.23	0.17
July 2014	0.29	0.23
August 2014	0.25	0.22
September 2014	0.35	0.23
October 2014 (through October 30)	0.25	0.20

NASDAQ Capital Market

Since September 5, 2002 our ADSs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The following table sets forth, for the periods indicated, the high ask and low bid prices of our ADSs on the NASDAQ Capital Market:

	Per ADR (US$)
	High	Low
Fiscal Year Ended June 30,
2010	3.35	1.02
2011	4.50	1.09
2012	2.31	1.40
2013	3.06	1.50
2014	13.29	1.47

Fiscal Year Ended June 30, 2013:
First Quarter	2.74	1.50
Second Quarter	3.06	1.81
Third Quarter	2.94	2.06
Fourth Quarter	2.45	2.12

Fiscal Year Ended June 30, 2014:
First Quarter	6.50	2.31
Second Quarter	7.87	3.62
Third Quarter	13.29	2.78
Fourth Quarter	2.71	1.47

Fiscal Year Ended June 30, 2015:
First Quarter	2.94	1.93
First Quarter (through October 30)	2.29	1.75

Month Ended:
April 2014	2.71	1.67
May 2014	2.24	1.47
June 2014	2.38	1.66
July 2014	2.85	2.12
August 2014	2.28	2.00
September 2014	2.94	1.93
October 2014 (through October 30)	2.29	1.75

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX.  As of April 5, 2002, our ADSs were eligible to trade on the NASDAQ Capital OTC Bulletin Board in the United States and since September 5, 2002, our ADSs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs, each of which evidences an ADS, which in turn represents ten of our ordinary shares.

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

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf.  Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of our compounds in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of our compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for our company.  In consideration of such services, we agreed to pay the University of Melbourne a sum of A$591,000 (inclusive of goods and services tax).  In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property.  The parties extended the term of this agreement by entering into consecutive agreements on December 1, 2003, December 1, 2006 and December 1, 2009.  The recent research funding and intellectual property assignment agreement is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2009 and expired on December 1, 2012.  The parties entered into a new research funding and intellectual property assignment agreement with the same key terms which will expire on December 31, 2013. The University of Melbourne subcontracted substantial parts of the research to The Florey Institute of Neuroscience and Mental Health.  From 1st January 2014 the parties have agreed to enter into a further research funding and intellectual property assignment agreement in relation to Research wherein the agreement is to be novated to The Florey Institute of Neuroscience and Mental Health.

On January 8, 2004, we entered into a ten year consultancy services agreement with Professor Ashley Bush, effective as of February 1, 2003. This agreement was terminated by Professor Bush effective January 18, 2012.  The services are provided for a maximum of 40 days per year of service under the agreement.  Under the agreement, we agreed to pay Professor Bush a consulting fee of US$100,000 per year, which were then reduced to A$60,000 per year effective June 1, 2009, increasing on the anniversary of the agreement by the Australian consumer price index.  We also agreed, as a bonus package, to issue to Professor Bush 1,650,000 ordinary shares and to grant to him options to purchase 825,000 ordinary shares at an exercise price of A$0.50 per share, all of which has been vested. The ordinary shares issued and options granted to Professor Bush under the agreement are subject to certain resale restrictions.  In addition, subject to the achievement of certain milestones, Professor Bush is entitled to purchase up to 5,000,000 additional ordinary shares at a price per share that is 10% below the mean market price of our ordinary shares during the 30-day period prior to their purchase.  In 2007, the first milestone has been achieved (the publication of results of a Phase II trial) and Professor Bush acquired 250,000 ordinary shares. During the period of 20 years after the effective date of the agreement, Professor Bush is also entitled to receive royalties equal to 5% of the income that we derive from the exploitation of new intellectual property developed by him or contributed to our company though his services pursuant to the agreement.

On July 28, 2004, we and The General Hospital Corporation of Massachusetts settled all outstanding litigation with P.N. Gerolymatos S.A., or P.N.G., regarding the exploitation rights to certain patents relating to pharmaceutical compositions and uses of clioquinol, or PBT1. As a result of the settlement agreement, we now hold the rights to selected uses of clioquinol and pharmaceutical compositions in the United States and in Japan, and P.N.G. holds certain patent rights on the uses of clioquinol for Europe and other territories for eight years after the date of this agreement.  Under the settlement agreement we also agreed to pay a sales royalty to P.N.G. on sales of PBT1 in the United States and Japan and we are entitled to receive a percentage of P.N.G.’s income on sales of PBT1 in the other territories. In April 2005, we announced our decision not to proceed with the PBT1 study and the royalty obligations in respect of PBT1 expired in 2012.  P.N.G. is also entitled to receive 2% of our worldwide income from PBT2 and any other future clioquinol derivative.

On May 22, 2007, we entered into an agreement with Patheon to undertake the capsule formulation development and prospective clinical trial manufacturing of PBT2 into capsules to support prospective further development of PBT2 into a Phase IIb study and/or other secondary clinical applications of PBT2.  During the 2008 fiscal year, Patheon undertook the development of a capsule formulation suitable for large scale manufacture, as well as the development and validation of analytical methods to release the capsules.  During the 2009 fiscal year, Patheon manufactured a feasibility batch of capsules using the newly developed process.  During the 2010 and 2011 fiscal years, Patheon manufactured the capsules which are currently being used in the Alzheimer’s Phase II trial, “IMAGINE,” and the Huntington’s Phase IIa trial, “Reach2HD.”  In fiscal year 2013, Patheon undertook the manufacture of additional capsules which have subsequently been used in the IMAGINE extension trial.  In addition, we have engaged Patheon to undertake formulation optimization in preparation for prospective Phase III clinical development.  In fiscal year 2014, Patheon has supplied capsules for additional Phase 1 trials on PBT2 and we extended the scope of works with Patheon to include encapsulation of PBT2 for the prospective Phase III. We paid Patheon US$249,517, US$220,935, US$97,629, US$196,654 and US$296,551 for the fiscal years 2014, 2013, 2012, 2011 and 2010, respectively, for services provided under the agreement.

In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2.  The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion.  At this time, most of the work is completed, including the large scale manufacture of approximately 50kg of PBT2 API. Ongoing work includes stabilization of the API and storage of chemical precursors.  The term of the agreement is for 90 days post the receipt by us of a written report or manufacturing deliverables under the last approved sub-project under the agreement.  Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice.  On August 19, 2013, we entered into a new manufacturing service agreement to produce 20kg with an option for a further 40kg of PBT2 to service prospective Phase III trials.  The option was exercised as of May 2014 and manufacturing of the 40kg PBT2 API is underway. We paid Dr. Reddy’s US$473,500, US$14,100, US$190,500and US$685,000 for the fiscal years 2014, 2013, 2012 and 2011, respectively, for services provided under the agreement.

On June 21, 2013, we entered into an Agreement with Bioreliance Corporation based in Rockville, Maryland to commence an initial toxicity study to support the prospective carcinogenicity study in transgenic mice.  We paid Bioreliance Corporation US$220,192 for the fiscal year 2014.

On December 19, 2013, we entered into an Agreement with WIL Research Laboratories LLC based in Ashland, Ohio, to commence a two year carcinogenicity study in the rat.  We paid WIL Research Laboratories LLC US$561,296 for the fiscal year 2014.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  This agreement was amended on August 30, 2013.  The aggregate offering price for the ordinary shares represented by ADSs may not exceed the aggregate amount that can be sold under the registration statement that we filed on August 30, 2013, which amount is US$47,184,000.  The ADSs are evidenced by ADRs.  We will pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or MLV.  We and MLV may terminate the sales agreement at any time in our sole discretion upon five days prior notice.  MLV may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market. As of June 30, 2014, we issued a total amount of 12.22 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$39.37 million (US$36.99 million).

On October 7, 2011, we entered into a Clinical Trial Agreement with the University of Rochester to perform the Phase IIa “Reach2HD” study in patients with Huntington’s disease.  The scope of works under the agreement includes study preparation, clinical site selection, study establishment, clinical site monitoring, preparation of operations manuals, database design to capture patient data, administer site payments and conduct investigator meetings, safety reporting and day to day study management.  Our budget to perform these activities is approximately US$5,000,000 and is paid in milestones on achievement of their execution, such as opening an IND, receipt of Institutional Review Board approval, initial enrollment, database lock, provisions of results and the clinical study report.  In addition, quarterly payments are paid during the enrollment and implementation phases of the trial.  Either party may terminate the Agreement on 30 days’ notice for breach of the Agreement or Protocol, insolvency, if continuance of the trial posed an unacceptable risk to safety and interests of the patients.  We may terminate the Agreement for any reason upon 30 days’ notice.  We paid the University of Rochester US$1,340,914 and US$2,834,289 for the fiscal year ended June 30, 2014 and 2013.

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

On August 6, 2012 Prana entered into an agreement with INC Research to provide study monitoring and safety management activities for Australian sites participating in the Reach2HD Phase II study for $280,921 AUD. A change order was agreed to on April 16, 2013 to address the requirement for additional monitoring activities for $48,505 AUD. During the study, the decision was made to assign the statistical analysis and auditing services to INC which resulted in a separate work order being agreed to and entered into on March 27, 2013 for $176,064 AUD. A further work order was agreed to on December 10, 2013 following the decision to recollect study data from all sites which resulted in the assignment of further Australia and US monitoring activities, data management services and additional statistical analysis and medical writing services.  This resulted in an agreement for $1,671,890.56 to be paid to INC during the 2014 financial year. Two change orders were respectively agreed to on March 11, 2014 to address a correction in the activities covered in the work orders and provide for further data cleaning, quality control services, additional statistical and medical writing services for additional amounts of $53,809 AUD and $142,894.76 per work order.

Prana entered into an agreement dated April 2, 2012, with INC Research to provide study monitoring, safety management, data management, statistical analysis, and medical writing services for the IMAGINE Phase II study for $363,588 AUD. A series of change orders have been required, with the first change order being agreed to on June 27, 2012 for additional monitoring services for $33,388 AUD. The second change order was agreed to on July 29, 2013 and was required following the decision to provide study conduct services for an extension study for eligible patients for $330,780 AUD. The third change order was for additional data management and statistical analysis activities and was for $193,291 AUD. The fourth change order was for additional data management activities and was agreed to on  July 1, 2014 and was for $1,440 AUD. The fifth change order added additional monitoring activities for the extension study and was agreed to on September 8, 2014 and was for $36,014 AUD.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$248 million or more.  In addition, a foreign person may not acquire shares in a company having total assets of A$248 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors,” a threshold of A$1,078 million applies (except in certain circumstances) to each of the previous acquisitions.  A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time.  Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest.  The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADRs.  At present, we do not have total assets of A$248 million.

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

Taxation of Dividends

Australia operates a dividend imputation system under which dividends may be declared to be ‘franked’ to the extent of tax paid on company profits.  Fully franked dividends are not subject to dividend withholding tax.  Dividends that are not franked or are partly franked and are paid to non-Australian resident shareholders are subject to dividend withholding tax, but only to the extent the dividends are not franked.

Unfranked dividends paid to a non-resident shareholder are subject to withholding tax at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement.  In accordance with the provisions of the Double Taxation Convention between Australia and the United States, the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the US resident holds 10% or more of the voting rights in our company.  The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the shareholder carries on business or provides independent personal services, respectively.

Tax on Sales or other Dispositions of Shares - Capital Gains Tax

Australian capital gains derived by non-Australian residents in respect of the disposal of capital assets that are not taxable Australian property will be disregarded.  Non-Australian resident shareholders will not be subject to Australian capital gains tax on the capital gain made on a disposal of our shares, unless they, together with associates, hold 10% or more of our issued capital, tested either at the time of disposal or over any continuous 12 month period in the 24 months prior to disposal, and the value of our shares at the time of disposal are wholly or principally attributable to Australian real property assets.

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain shareholders, such as individuals were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012-2013 Federal Budget measures, the Australian Government announced changes to the application of the CGT discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on 29 June 2013.

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

Tax on Sales or other Dispositions of Shares - Shareholders Holding Shares on Revenue Account

Some non-Australian resident shareholders may hold shares on revenue rather than on capital account, for example, share traders.  These shareholders may have the gains made on the sale or other disposal of the shares included in their assessable income under the ordinary income provisions of the income tax law, if the gains are sourced in Australia.

Non-Australian resident shareholders assessable under these ordinary income provisions in respect of gains made on shares held on revenue account would be assessed for such gains at the Australian tax rates for non-Australian residents, which start at a marginal rate of 32.5% for non-Australian resident individuals.  From July 1, 2015, the marginal tax rate for non-Australian residents will start at 33%. Some relief from the Australian income tax may be available to such non-Australian resident shareholders under the Double Taxation Convention between the United States and Australia, for example, because the shareholder does not have a permanent establishment in Australia.

To the extent an amount would be included in a non-Australian resident shareholder’s assessable income under both the capital gains tax provisions and the ordinary income provisions, the capital gain amount would generally be reduced, so that the shareholder would not be subject to double tax on any part of the income gain or capital gain.

Dual Residency

If a shareholder were a resident of both Australia and the United States under those countries’ domestic taxation laws, that shareholder may be subject to tax as an Australian resident.  If, however, the shareholder is determined to be a U.S. resident for the purposes of the Double Taxation Convention between the United States and Australia, the Australian tax applicable would be limited by the Double Taxation Convention.  Shareholders should obtain specialist taxation advice in these circumstances.

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

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax and does not require a shareholder to register for Australian goods and services tax purposes.

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

The Australian Government as part of the 2014 Budget announced proposed changes to the R&D tax offset rates from 1 July 2014. Subject to the required legislative changes being passed by Parliament, the rates will be as follows in order to account for the proposed change in the corporate tax rate from 30% to 28.5%:

(i)	Refundable R&D tax offset rate from 45% to 43.5%
(ii)	Non-refundable R&D tax offset rate from 40% to 38.5%

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADRs as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ADRs.  This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the United States or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADRs through partnerships or other pass-through entities, persons who acquired their ADRs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, and investors holding ADRs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

Dividends that we pay in Australian dollars, including the amount of any Australian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day will likely have a foreign currency exchange gain or loss, which would be treated as U.S.-source ordinary income or loss for purposes of U.S. foreign tax credits.

Subject to complex limitations, any Australian withholding tax imposed on our dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or general category income for U.S. foreign tax credit purposes, depending upon the holder’s circumstances.  A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADRs to the extent such U.S. Holder has not held the ADRs for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADRs are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex.  You should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

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

Disposition of ADRs

If you sell or otherwise dispose of ADRs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADRs.  Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADRs for more than one year at the time of the sale or other disposition.  In general, any gain that you recognize on the sale or other disposition of ADRs will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S.-source income.  Deduction of capital losses is subject to certain limitations under the Code.

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

An accrual basis U.S. Holder may elect the same treatment of foreign currency gain or loss required of cash basis taxpayers with respect to a sale or disposition of ADRs, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of such ADRs.

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADRs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.  Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005.  We believe that we continued to be classified as a PFIC during each of the subsequent fiscal years and that we will once again qualify as a PFIC for the taxable year ended June 30, 2014.

If we are a PFIC, our dividends (if any are paid) will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADRs, as described below:

•
you will be required to allocate “excess distributions” or gain recognized upon the disposition of ADRs ratably over your holding period for the ADRs. An “excess distribution” is the amount by which distributions during a taxable year in respect of an ADR exceed 125% of the average annual distributions during the three preceding taxable years (or, if shorter, your holding period for the ADRs).

•
the amount allocated to each year during which we are considered a PFIC, other than the year of the distribution or disposition, will be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge will be imposed with respect to the resulting tax liability allocated to each such year,

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

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADRs on the last day of the last taxable year in which we were a PFIC.  Any gain would be recognized and subject to tax under the rules described above.  Loss would not be not recognized. A U.S. Holder’s basis in its ADRs would be increased by the amount of gain, if any, recognized on the sale.  Solely for purposes of the PFIC rules, a U.S. Holder would be required to treat its holding period for its ADRs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADRs are considered “marketable stock” and if you elect to “mark-to-market” your ADRs, you would not be subject to the rules described above.  Instead, you will generally include in income any excess of the fair market value of the ADRs at the close of each tax year over your adjusted basis in the ADRs. If the fair market value of the ADRs had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADRs over its fair market value at that time.  However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ADRs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADRs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ADRs in prior years).  However, gain or loss from the disposition of ADRs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.  Our ADRs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de-minimis quantities.

A U.S. Holder of ADRs will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund, or QEF, because we do not intend to prepare the information that U.S. Holders would need to make a QEF election.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which will include dividends on and capital gains from the sale or other taxable disposition of ADRs, subject to certain limitations and exceptions.

Backup Withholding and Information Reporting

Payments in respect of ADRs may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%).  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories and demonstrate the fact when so required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service, which is generally an annual income tax return.

U.S. individuals who hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. federal income tax return. Such form requires disclosure of information concerning such foreign assets, including their value. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ADRs.

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

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia.  Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.  Certain of our cash equivalents are subject to interest rate risk.  Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.  Our major market risk is changes in foreign exchange rates as we had approximately A$26,398,943, A$2,035,769 and A$4,166,664 in cash held in U.S. dollars GBP and Euro as of June 30, 2014, 2013 and 2012, respectively.  A hypothetical 4%, 5% and 6% adverse movement in end-of-period exchange rates for U.S. dollars, GBP and Euro, respectively, would reduce or increase the cash balance by approximately A$1,099,956, A$84,823 and A$164,633, respectively.

We conduct our activities almost exclusively in Australia.  We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results.  In the twelve months ended June 30, 2014, the Australian dollar appreciated against the U.S. dollar by 3%.  In the financial years 2013 and 2012, the Australian dollar depreciated by 10% and appreciated by 4% against the U.S. dollar, respectively.  As of June 30, 2014, payables in U.S. dollars and other currencies were immaterial.  A hypothetical 4% adverse movement in the U.S. dollar, 6% adverse movement in the Euro and 5% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$14,720.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, or BoNY, pursuant to the Deposit Agreement, which was filed as Exhibit 2.1 to our Registration Statement on Form F-6 filed with the SEC on December 21, 2007, and the types of services and the amount of the fees or charges paid for such services.  The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement.  The holder of an ADS may have to pay the following fees and charges to BoNY in connection with ownership of the ADS:

Persons Depositing or Withdrawing Shares Must Pay:		For:

●	US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
		●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
●	US$0.005 (or less) per ADS	●	Any cash distribution to you

●	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
●	US$1.50 (or less) per ADR	●	Transfers, combination and split-up of ADRs
●	Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
		●	Converting foreign currency to U.S. dollars
●	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary
●	Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them.  The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees.  The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them.  The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program.  In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders.  For the year ended June 30, 2014, we paid BoNY a total of US$15,898 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).  We also paid BoNY US$107,916 in connection with the conversion of ordinary shares into ADSs for issuance under our “At-The-Market” facility.  The conversion charge ranged from US$0.01 to US$0.02 per ADR plus international wire charges.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and acting chief financial officer concluded that, as of June 30, 2014, our disclosure controls and procedures were effective.

Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting.  Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2014.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).  Based on that assessment, our management concluded that as of June 30, 2014, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of June 30, 2014 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included on page [F- __] of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2014, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.        RESERVED

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Brian Meltzer, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.  For a brief listing of Mr. Meltzer’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

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

	Year Ended June 30,
Services Rendered	2014		2013
Audit (1)	A$	145,187	A$	164,060
Audit-Related (2)	A$	187,422		-
Other (3)	A$	65,000		-
Total	A$	397,609	A$	164,060
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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2014.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.     CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules.  A foreign private issuer that elects to follow a home country practice instead of any NASDAQ rule must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  As of the date of this annual report, we have not submitted notice to NASDAQ informing them of that we elect to follow home country practice instead of a NASDAQ rule.

ITEM 16H.    MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits.

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

4.1	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation.	20-F		5/29/02

4.2	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties.	20-F		5/29/02

4.3
Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now The CFO solution).
		20-F		5/29/02

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004.	20-F	4.6	6/30/04

4.5	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG.	20-F	4.21	6/30/04

4.6	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan.	6-K	Annexure A	11/3/04
			to Item 1
4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B	11/3/04
			to Item 1
4.8	Fourth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2009.	20-F	4.9	6/30/12

4.9	Fifth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2012.	20-F	4.9	6/30/13

4.10	GMP 30kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited.	20-F	4.9	6/30/07

4.11	GMP 4kg Manufacture Agreement dated June 6, 2007, between the Registrant and Institute of Drug Technology Australia Limited.	20-F	4.10	6/30/07

4.12	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler.	20-F	4.19	6/30/07

4.13	Letter Agreements effective as of June 12, 2007 between the Registrant and Ms. Dianne Angus.	20-F	4.21	6/30/07

4.14	Agreement dated May 22, 2007, between the Registrant and Patheon Inc. regarding the formulation, development and manufacture of capsules of PBT2.	20-F	4.22	6/30/07

4.15	PBT2 Capsules Phase III Manufacturing Proposal for Prana Biotechnology Limited dated April 16, 2013 between the Registrant and Patheon Inc.	20-F	4.15	6/30/13

4.16*
Change of Scope amendments to the PBT2 Capsules Phase III Manufacturing Proposal for Prana Biotechnology Limited dated April 16, 2013 between the Registrant and Patheon Inc., issued as of July 10, 2013, August 13, 2013, February 11, 2014, March 3, 2014, April 11, 2014 and August 22, 2014.

4.17	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC.	20-F	4.25	6/30/07

4.18	Consultancy Services Agreement dated January 8, 2004, between the Registrant and Professor Ashley Bush.	6-K	Item 1	6/18/09

4.19	Letter agreement dated November 14, 2007, between the Registrant and Professor Ashley Bush.	6-K	Item 2	6/18/09

4.20	Letter agreement dated May 22, 2009, between the Registrant and Professor Ashley Bush.	20-F	4.20	6/30/09

4.21	Process Development and Manufacturing Agreement dated December 26, 2008, between the Registrant and Dr. Reddy’s Laboratories Limited, as amended by Amendment No. 1 effective February 3, 2009 and Amendment No. 2 effective March 13, 2009.	20-F	4.21	6/30/09

4.22	Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No 3 effective July 6, 2009; Amendment No. 4 effective September 15, 2009; Amendment No. 5 effective November 13, 2009; Amendment No. 6 effective December 22, 2009; Amendment No. 7 effective December 22, 2009; Amendment No. 8 effective May 7, 2010; and Amendment No. 9 effective May 20, 2010.	20-F	4.21	6/30/10

4.23	Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 10 effective October 21, 2010; Amendment No. 11 effective March 21, 2011 and Amendment No. 12 effective May 18, 2011.	20-F	4.22	6/30/11

4.24	Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 13 effective February 14, 2012.	20-F	4.23	6/30/12

4.25	Amendments to Process Development and Manufacturing Agreement dated December 26, 2008 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 14 effective September 18, 2012; and Amendment No. 15 effective May 1, 2013.	20-F	4.24	6/30/13

4.26	Master Services Agreement for Provision of Clinical Research Services between the Registrant and INCResearch Australia Pty Limited dated September 22, 2011, or the INCResearch Master Agreement.	20-F	4.25	6/30/13

4.27	Work Order under the INCResearch Master Agreement for Research Project #1000504, Protocol PBT2-203 dated August 14, 2012 and Change Order No. 1 to Work Order #1000504 dated April 16, 2013.	20-F	4.26	6/30/13

4.28*	Work Order under the INCResearch Master Agreement for Research Project #1000504, Protocol PBT2-203 dated August 3, 2012 and Change Order No. 1 to Work Order #1000504 dated April 10, 2013.

4.29	Work Order under the INCResearch Master Agreement for Research Project #1002213, Protocol PBT2-203 dated March 27, 2013.	20-F	4.27	6/30/13

4.30*	Change Order No. 1 to Work Order #1002213 dated March 4, 2014.

4.31	Work Order under the INCResearch Master Agreement for Research Project #800089, Protocol PBT2-204 dated April 2, 2012, First Amendment to Work Order for Research Project #800089 dated July 17, 2013 and Change Order No. 2 to Work Order #1000504 dated July 17, 2013.	20-F	4.28	6/30/13

4.32*	Change Order No. 3 to Work Order #800089 ( PBT2-204) dated March 14, 2014 and Change Order No. 4 to Work Order #800089 ( PBT2-204) dated July 18, 2014.

4.33	Letter Agreement between the Registrant and INCResearch Australia Pty Limited dated October 2, 2013 re Clinical Trial Services for Study Entitled: "A randomized, double-blind, placebo controlled study to assess the safety and tolerability and efficacy of PBT2 in patients with early to mid-stage Huntington’s disease," Protocol PBT2-203.	20-F	4.29	6/30/13

4.334	Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited.	20-F	4.30	6/30/13

4.35*
Amendments to Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 1 effective September 26, 2013; and Amendment No. 2 effective August 31, 2013.

4.36*	Manufacturing Services Agreement for PBT2 434 Supply dated March 28, 2014 between the Registrant and Dr. Reddy’s Laboratories Limited.

4.37	28-day Oral Toxicity Study in CbyB6F1 mice dated June 21, 2013 between the Registrant and Bioreliance Corporation.	20-F	4.31	6/30/13

4.38	Clinical Trial Agreement between the Registrant and the University of Rochester dated October 7, 2011.	20-F	4.27	6/30/12

4.39*	Amendment No. 1, dated February 17, 2012, and Amendment No. 2, dated September 28, 2012, to the Clinical Trial Agreement between the Registrant and the University of Rochester dated October 7, 2011.

4.40	Clinical Research Support Agreement between the Registrant and the General Hospital Corporation dated June 14, 2012.	20-F	4.28	6/30/12

4.41*
Master Laboratory Services Agreement between the Registrant and  WIL Research Laboratories, LLC dated August 26, 2013, Amendment 1 to Master Laboratory Services Agreement  dated November 19, 2013, and Work Order dated December 19, 2013.

4.42*
Master Services Agreement between the Registrant and Quotient Clinical  Limited, or Quotient Clinical, dated December 10, 2013, or the Quotient Clinical Master Agreement, Work Order No. 1 to the Quotient Clinical Master Agreement dated December 12, 2013 and Change Order Form dated March 20, 2014.

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers, Registered Public Accounting Firm.

____________
* Filed herewith.

PRANA BIOTECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit or loss and other comprehensive income, of changes in shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Prana Biotechnology Limited and its subsidiaries at June 30, 2014 and June 30, 2013, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which was an integrated audit in fiscal year 2014).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers
Melbourne, Australia
October 31, 2014

PricewaterhouseCoopers, ABN 52 780 433 757
Freshwater Place, 2 Southbank Boulevard, SOUTHBANK  VIC  3006, GPO Box 1331, MELBOURNE  VIC  3001
T: 61 3 8603 1000, F: 61 3 8603 1999, www.pwc.com.au

Liability limited by a scheme approved under Professional Standards Legislation.

F - 1a

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars, except number of shares)

		June 30,
	Notes	2014	2013
Assets
Current Assets
Cash and cash equivalents		34,167,018	13,346,760
Trade and other receivables	5	7,285,409	3,523,938
Other current assets	6	96,883	112,242

Total Current Assets		41,549,310	16,982,940

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$367,347 and A$397,774, respectively	7	47,557	46,893
Other non-current assets	6	43,988	43,988

Total Non-Current Assets		91,545	90,881

Total Assets		41,640,855	17,073,821

Liabilities
Current Liabilities
Trade and other payables	8	3,358,358	1,775,666
Other financial liabilities	9	98,398	870,801
Provisions	10	494,784	419,176
Unearned income	12	-	33,332

Total Current Liabilities		3,951,540	3,098,975

Non-Current Liabilities
Provisions	10	3,028	133

Total Non-Current Liabilities		3,028	133

Total Liabilities		3,954,568	3,099,108

Net Assets		37,686,287	13,974,713

Equity
Issued capital 2014: 488,646,960 fully paid ordinary shares Nil options over fully paid ordinary shares 2013: 381,610,426 fully paid ordinary shares Nil options over fully paid ordinary shares	13	140,009,415	101,379,111
Reserves	14	8,937,434	10,526,925
Accumulated deficit during the development stage	15	(111,260,562)	(97,931,323)

Total Equity		37,686,287	13,974,713

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2014	2013	2012

Revenues from ordinary activities	2	363,775	150,867	186,664
Other income	2	7,845,396	4,488,526	2,340,851
Research and development expenses	3	(14,908,098)	(8,203,822)	(4,252,002)
Corporate personnel expenses	3	(2,059,642)	(2,298,426)	(1,835,279)
Intellectual property expenses	3	(477,079)	(294,894)	(261,706)
Auditor and accounting expenses	3	(342,609)	(166,086)	(153,597)
Travel expenses	3	(421,013)	(131,710)	(91,624)
Public relations and marketing expenses	3	(358,597)	(136,186)	(124,970)
Depreciation expenses	3	(22,384)	(23,130)	(19,621)
Other expenses	3	(2,142,179)	(1,169,407)	(1,095,739)
Interest expense - ADDF		(29,978)	(17,676)	(11,544)
Foreign exchange gain (loss)	3	(746,593)	140,761	45,959
Gain (loss) on fair valuation of financial liabilities	3	(30,238)	(126,059)	33,139

Loss before income tax expense		(13,329,239)	(7,787,242)	(5,239,469)

Income tax expense	4	-	-	-

Loss for the year		(13,329,239)	(7,787,242)	(5,239,469)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year	16a	(13,329,239)	(7,787,242)	(5,239,469)

Loss per share (basic and diluted - cents per share)	20	(3.11)	(2.30)	(1.82)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		428,047,123	338,700,006	287,765,812

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30,
	Notes	2014	2013	2012

Cash Flows from Operating Activities
Payments to suppliers and employees		(18,011,310)	(10,650,823)	(7,874,010)
Interest received		377,587	93,789	186,794
Grants received		-	107,097	144,345
R&D tax refund		4,095,000	2,492,683	691,301
Other		2,500	6,000	5,664

Net cash flows used in operating activities	16(a)	(13,536,223)	(7,951,254)	(6,845,906)

Cash Flows from Investing Activities
Payment for rental security deposits		-	(6,151)	-
Payments for purchase of plant and equipment		(23,048)	(22,000)	(26,763)

Net cash flows used in investing activities		(23,048)	(28,151)	(26,763)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		37,110,325	16,260,806	3,843,495
Payment of share issue costs		(1,339,369)	(1,015,775)	(221,472)
Proceeds from borrowings		-	337,000	-
Repayment of borrowings		(810,164)	-	-

Net cash flows provided by financing activities		34,960,792	15,582,031	3,622,023

Net increase (decrease) in cash and cash equivalents		21,401,521	7,602,626	(3,250,646)

Opening cash and cash equivalents brought forward		13,346,760	5,636,469	8,838,245
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		(581,263)	107,665	48,870

Closing cash and cash equivalents carried forward	16(b)	34,167,018	13,346,760	5,636,469

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2011		275,286,783	82,340,819	9,494,995	(84,904,612)	6,931,202
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	13(b)	22,042,170	3,622,022	-	-	3,622,022
Non-cash issuance of shares to consultants	13(b)	310,000	50,700	-	-	50,700
Non-cash issuance of options to employees	14(b)	-	-	140,926	-	140,926
Non-cash issuance of options to consultants	14(b)	-	-	145,940	-	145,940
Options lapsed	14(b)	-	-	(75,022)	-	(75,022)
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	341,865	120,536	(120,536)	-	-
Share options – value of employee services	14(b)	-	-	47,148	-	47,148
		22,694,035	3,793,258	138,456	-	3,931,714
Net loss	15	-	-	-	(5,239,469)	(5,239,469)
Total comprehensive loss for the year		-	-	-	(5,239,469)	(5,239,469)
Balance, June 30, 2012		297,980,818	86,134,077	9,633,451	(90,144,081)	5,623,447
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	13(b)	58,141,030	10,629,011	-	-	10,629,011
Issuance of shares in connection with share purchase plan, net of costs	13(b)	10,370,488	1,570,863	-	-	1,570,863
Issuance of shares in connection with At-The-Market facility, net of costs	13(b)	15,008,090	3,023,160	-	-	3,023,160
Non-cash issuance of shares to consultants	13(b)	110,000	22,000	-	-	22,000
Non-cash issuance of options to employees	14(b)	-	-	86,969	-	86,969
Non-cash issuance of options to consultants	14(b)	-	-	215,083	-	215,083
Non-cash issuance of options to directors	14(b)	-	-	591,422	-	591,422
		83,629,608	15,245,034	893,474	-	16,138,508
Net loss	15	-	-	-	(7,787,242)	(7,787,242)
Total comprehensive loss for the year		-	-	-	(7,787,242)	(7,787,242)
Balance, June 30, 2013		381,610,426	101,379,111	10,526,925	(97,931,323)	13,974,713
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	13(b)	85,108,500	30,818,030	-	-	30,818,030
Issuance of shares in connection with share purchase plan, net of costs	13(c)	1,000,000	276,950	-	-	276,950
Non-cash issuance of options to employees	14(b)	-	-	33,824	-	33,824
Non-cash issuance of options to consultants	14(b)	-	-	959,084	-	959,084
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	20,928,034	7,535,324	(2,582,399)	-	4,952,925
		107,036,534	38,630,304	(1,589,491)	-	37,040,813
Net loss		-	-	-	(13,329,239)	(13,329,239)
Total comprehensive loss for the year		-	-	-	(13,329,239)	(13,329,239)
Balance, June 30, 2014		488,646,960	140,009,415	8,937,434	(111,260,562)	37,686,287

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2014 was authorized for issue in accordance with a resolution of the Board of Directors on September 30, 2014.

Prana Biotechnology Limited is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the Company comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (IASB).

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

Share-based Payments

The value attributed to share options and remuneration shares issued is an estimate calculated using an appropriate mathematical formula based on an option pricing model. The choice of models and the resultant option value require assumptions to be made in relation to the likelihood and timing of the conversion of the options to shares and the value and volatility of the price of the underlying shares.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011.  The provisions provide refundable or non-refundable tax offsets.  The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011.  A 45% refundable tax offset, equivalent to a deduction of 150%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million.  Eligible companies can receive a refundable tax offset of 45% of their research and development spending.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from  July1,2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.  For the period to June 30, 2014 the Company has recorded an item in other income of A$7.22 million (2013: A$3.47 million) to recognize this amount which relates to this period.

Going Concern Basis

The Company is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  For the year ended June 30, 2014, the Company incurred an operating loss of A$13.3 million (2013: Loss: A$7.8 million) and an operating cash outflow of A$13.5 million (2013: A$8.0 million). As at year end the net assets of the Group stood at A$37.7 million (2013: A$14.0 million) and the cash position has increased to A$34.2 million from A$13.3 million at 30 June 2013.

Cash on hand at June 30, 2014 plus subsequent capital inflows are considered sufficient to meet the Company’s forecast cash outflows for, at least 12 months from the date of this report.  While there is an inherent uncertainty in the Group's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•
The Company continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.  The Group had an "at the market” (ATM) facility through which it could raise additional funds of up to US$48.73 million by the sale of American Depositary Receipts ("ADRs"). This facility, which was established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in May, 2011, and amended in August 2013, expired at the end of May 2014. The Company sold 12.2 million of its ADRs for aggregate gross proceeds of approximately A$39.37 million (US$37 million) pursuant to the facility.

•
The Company has on issue a total of 18.77 million unlisted, unexercised options.  The options have exercise prices ranging from nil to A$1.12.  If all unlisted options were exercised, the Group would receive consideration of A$6.9 million in total.

•
Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

In addition to these options, the Group has recorded a Trade Receivable at June 30, 2014 in the amount of A$7.18 million from the Australian Tax Office in respect of its 2014 R&D claim.  The Group expects to receive this amount during the 12 months ended 30 June 2015.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at June 30, 2014.

Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

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

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits/losses arising within the Company are eliminated in full.  Investments in subsidiaries are accounted for at cost in the individual financial statements of Prana Biotechnology Limited.

(b)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited.  For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer's Disease and other major age-related degenerative disorders.

(c)	Income Tax

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

Deferred tax
Deferred tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognized for all taxable temporary differences.  Deferred tax assets are recognized to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized.  However, deferred tax assets and liabilities are not recognized if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognized for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future.  Deferred tax assets arising from deductible temporary differences associated with these investments are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realized or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date.  The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority.  Current tax assets and tax liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

Current and deferred tax for the period
Current and deferred tax is recognized as an expense or income in the Statement of Profit or Loss, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognized directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognized, as it is not probable that future taxable profit will be available which the unused losses and unused tax credits can be utilized, given the nature of the Group's business (research and development) and its history of losses.

The Company has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognized, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilized, given the nature of the Company’s business (research and development) and its history of losses.

(d)	Property and Equipment

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

The following estimated useful lives, ranging from three to 20 years are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate

Furniture and fittings	5-33%
Computer equipment	33%
Plant and equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(e)	Leases

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

(f)	Financial Instruments

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

Warrants and options recorded as financial liabilities under IAS 32 are valued at fair value using the Black-Scholes model.  The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.  At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Statement of Profit or Loss.

The convertible note liability is accounted for on an amortized cost basis.

(g)	Impairment of Assets

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

(h)	Intangible Assets - Research and Development

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

At June 30, 2014, 2013 and 2012, Prana had no capitalized research and development costs.

(i)	Foreign Currency Transactions and Balances

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

(j)	Employee Benefits

Short-term obligations
Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled.  The Company’s obligations for short-term employee benefits such as wages and salaries are recognized as a part of current trade and other payables in the statement of financial position.

The Company’s obligations for annual leave are presented as part of provisions in the Statement of Financial Position.  The obligations are presented as current liabilities in the Statement of Financial Position if the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

Other long-term obligations
The liability for long service leave is not expected to be settled wholly within twelve months after the end of the period in which the employees render the related service.  The liability is therefore recognized in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method.  Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service.  Expected future payments are discounted using market yields at the end of the reporting period of government bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows.  Re-measurements as a result of experience adjustments and changes in actuarial assumptions are recognized in profit or loss.

The obligations are presented as current liabilities in the balance sheet if the entity does not have an unconditional right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

(k)	Provisions

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(l)	Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(m)	Revenue from ordinary activities

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured.  Revenue is made up of interest income which is recognized on a time proportion basis using the effective interest method.

(n)	Grants

Grants are recognized when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognized as income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(o)	Goods and Services Tax (“GST”)

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

(p)	Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid.  The amounts are unsecured and are usually paid within 30 days of recognition.

(q)	Borrowings

Loans and borrowings are initially recognized at the fair value of the consideration received, net of transaction costs.  They are subsequently measured at amortized cost using the effective interest method.

Where there is an unconditional right to defer settlement of the liability for at least 12 months after the reporting date, the loans or borrowings are classified as non-current.

(r)	Share-Based Payments

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

(s)	Loss Per Share

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

(t)	Share Capital

Ordinary share capital is recognized as the fair value of the consideration received by the Company.  Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a reduction of the share proceeds received.

(u)	Trade and Other Receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

(v)	Comparative Figures

When required by IFRS, comparative figures have been adjusted to conform to changes in presentation for the current financial year.

Comparative figures, are, where appropriate, reclassified to be comparable with figures presented in the current financial year.

During the year, corporate personnel costs have been identified as being directly attributable to research and development and have been reclassified into the appropriate classification for our consolidated Statement of Profit or Loss for the year ending June 30, 2014.  The change in presentation is considered to provide more relevant information and has been adopted in the current and prior years.

For the years ended June 30, 2013 and June 30, 2012 find presented below adjusted comparatives for research and development and corporate personnel expenses.

Financial Year	2013				2012
	Previously reported		Adjusted		Previously reported		Adjusted
Research and development expenses	$A	7,946,005	$A	8,203,822	$A	4,228,719	$A	4,252,002
Corporate personnel expenses	$A	2,556,243	$A	2,298,426	$A	1,858,562	$A	1,835,279

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(w)	Parent Information

The financial information for the parent entity, Prana Biotechnology Limited, disclosed in note 2 has been prepared on the same basis as the consolidated statements, except as set out below:

Investments in Subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

(x)	New Accounting Standards And Interpretations

New and amended Accounting Standards and Interpretations issued and effective
There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2014 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2014 reporting periods.  Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company

Pronouncement	Title (Issue date)	Effective date
Annual Improvements to IFRSs 2012-2014 Cycle	International Financial Reporting Standards (September 2014)	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (September 2014)(2)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
Amendments to IAS 27	Equity Method in Separate Financial Statements (August 2014) (2)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
IFRS 9	Financial Instruments (July 2014)	Annual periods beginning on or after January 1, 2018. Earlier application is permitted.
Amendments to lAS 16 and lAS 41	Agriculture: Bearer Plants (June 2014) (2)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted
IFRS 15	Revenue from Contracts with Customers (May 2014)	Annual periods beginning on or after January 1, 2017. Earlier application is permitted.
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortisation (May 2014)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations (May 2014)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
IFRS 14	Regulatory Deferral Accounts (January 2014)	Annual periods beginning on or after January 1, 2016. Earlier application is permitted.
Annual Improvements to IFRSs 2011–2013 Cycle	International Financial Reporting Standards (December 2013) (2)	Annual periods beginning on or after July 1, 2014. Earlier application is permitted.
Annual Improvements to IFRSs 2010–2012 Cycle	International Financial Reporting Standards (December 2013)	Annual periods beginning on or after July 1, 2014. Earlier application is permitted.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Pronouncement	Title (Issue date)	Effective date
Amendments to IAS 19	Defined Benefit Plans: Employee Contributions (November 2013) (2)	Annual periods beginning on or after July 1, 2014. Earlier application is permitted.
Amendments to IFRS 9, IFRS 7, and IAS 39	IFRS 9 Financial Instruments – Hedge Accounting and amendments to IFRS 9, IFRS 7, and IAS 39 (November 2013)
The amendments to IFRS 9 have removed the previous mandatory effective date of January 1, 2015, but the standard is available for immediate application. The standard provides an accounting policy choice for an entity to continue to apply hedge accounting (and hedge accounting only) under IAS 39 instead of IFRS 9 until the IASB completes its separate macro hedging project. The European Union has not yet endorsed any aspects of IFRS 9, and therefore the new guidance may not be adopted by entities subject to regulation by the European Union.

Amendments to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting (June 2013)	Annual periods beginning on or after January 1, 2014. Earlier application is permitted.
Amendments to IAS 36	Recoverable Amount Disclosures for Non-Financial Assets (May 2013)	Annual periods beginning on or after January 1, 2014. Earlier application is permitted.
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities (October 2012)	Annual periods beginning on or after January 1, 2014. Earlier application is permitted.
Amendments to IAS 32	Offsetting Financial Assets and Financial Liabilities (December 2011)	Annual periods beginning on or after January 1, 2014.
Amendments to IFRS 9 and 7	Mandatory Effective Date and Transition Disclosures (December 2011)	January 1, 2013 to January 1, 2015 (TBD).

	Years Ended June 30,
	2014	2013	2012

2. REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS
Other revenue
Interest	363,775	150,867	186,664
Total other revenue	363,775	150,867	186,664

Other income
Other Grants	2,500	6,000	5,664
R&D Tax Concession	7,802,947	4,408,761	2,241,673
Michael J Fox Foundation Grant	39,949	73,765	93,514
Total other income	7,845,396	4,488,526	2,340,851
Total revenue	8,209,171	4,639,393	2,527,515

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2014	2013	2012
3. EXPENSES FROM ORDINARY ACTIVITIES
Research and development expenses	3(a) and 3(b)	14,908,098	8,203,822	4,252,002

Corporate personnel expenses
Employee expenses	3(b)	751,004	649,430	867,999
Equity based payments to employees	3(b)	33,824	18,252	88,191
Consultant and director expenses		773,601	761,584	745,167
Equity-based payments to consultants and directors		438,639	800,833	32,000
Defined contribution superannuation expenses	3(b)	62,574	68,327	101,922

Total corporate personnel expense*		2,059,642	2,298,426	1,835,279

Intellectual property expenses
Overseas		195,092	145,233	77,902
Local		281,987	149,661	183,804

Total intellectual property expense		477,079	294,894	261,706

Depreciation of non-current assets
Laboratory equipment		44	2,831	5,159
Computer equipment		19,605	17,569	11,751
Furniture and fittings		2,735	2,730	2,711
Leasehold improvements		-	-	-
Write-off non-current assets		-	-	-

Total depreciation expense		22,384	23,130	19,621

Other expenses
Corporate compliance		487,632	251,552	403,981
Office expenses		1,365,151	634,552	437,427
Computer expenses		22,316	21,609	28,994
Insurance		103,497	84,679	64,046
Office rental under operating lease		163,583	177,015	161,291
Interest Expense - ADDF		29,978	17,676	11,544

Total other expenses		2,172,157	1,187,083	1,107,283

Auditor and accounting expenses		342,609	166,086	153,597
Travel expenses		421,013	131,710	91,624
Public relations and marketing expenses		358,597	136,186	124,970
Foreign exchange gain (loss)		746,593	(140,761)	(45,959)
Gain (loss) on fair valuation of financial liabilities		30,238	126,059	(33,139)

Total expenses		21,538,410	12,426,635	7,766,984

*Corporate personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.

	Years Ended June 30,
(a) Research and development expenses (1) and (2)	2014	2013	2012
Personnel expenses related to research and development	1,827,934	777,272	735,628
Research and development expenses	13,080,164	7,426,550	3,516,374

Total research and development expenses	14,908,098	8,203,822	4,252,002

(1)	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.
(2)	Prior year corporate personnel costs of $257,817 have been changed to R&D personnel costs for comparative purposes.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
(b) Employee benefits expenses	2014	2013	2012

Employee expenses	1,948,607	1,413,368	1,406,828
Equity payments to employees	33,824	382,678	130,453
Defined contribution superannuation expenses	121,165	90,217	107,948

Total employee benefits expenses	2,103,596	1,886,263	1,645,229

	Years Ended June 30,
	2014	2013	2012
4. INCOME TAX

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax on net (loss) before income tax at 30% (2014, 2013 & 2012: 30%)	(3,998,772)	(2,336,173)	(1,571,841)
Effect of lower tax rates of tax on overseas income	(43)	(499)	(286)

Add tax effect of:
(Over)/Under provision of income tax in previous year relating to a correction of estimates (1)	2,214,342	1,408,791	336,146
Equity issued for nil consideration	1,269,857	274,642	92,908
Research and development tax concession	(7,180,486)	(1,039,919)	(465,112)
Gain on fair value of financial liabilities	(30,238)	(9,381)	9,942
Other	5,761	1,766	2,508

Deferred tax asset not recognized	7,719,579	1,700,772	1,595,736

Income tax expense attributable to loss before income tax	-	-	-

(b) Potential deferred tax asset at June 30, 2014, 2013 and 2012 in respect of: tax losses not brought to account is:	39,143,186	35,566,969	33,969,324
Temporary differences	(37,806)	(338,714)	433,178

(1) This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the annual report on Form 20-F for the year ended June 30 and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.

	Years Ended June 30,
	2014	2013
5. TRADE AND OTHER RECEIVABLES

Accrued income, primarily relates to R&D tax receivable from the Australian Taxation Office	7,224,216	3,523,938
Goods and services tax receivable	61,193	-

	7,285,409	3,523,938

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2014	2013
6. OTHER ASSETS
Current
Prepayments	62,771	110,373
Other receivables	34,112	1,869

Total	96,883	112,242

Non-current
Term deposit	43,988	43,988

Total	43,988	43,988

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2014	2013
7. PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		445,432	423,460
Additions		23,048	21,972
Disposals		-	-

Balance at end of year		468,480	445,432

Accumulated depreciation
Balance at beginning of year		(398,539)	(375,409)
Disposals		-	-
Depreciation expense	3	(22,384)	(23,130)

Balance at end of year		(420,923)	(398,539)

Net book value at end of year		47,557	46,893

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 3.

	Years Ended June 30,
	2014	2013

Laboratory equipment, at cost	116,007	166,264
Less accumulated depreciation	(113,486)	(166,253)

Total laboratory equipment	2,521	11

Computer equipment, at cost	185,641	165,146
Less accumulated depreciation	(149,190)	(129,585)

Total computer equipment	36,451	35,561

Furniture and fittings, at cost	37,598	37,598
Less accumulated depreciation	(29,012)	(26,277)

Total furniture and fittings	8,586	11,321

Leasehold improvements, at cost	75,659	75,659
Less accumulated depreciation	(75,659)	(75,659)

Total leasehold improvements	-	-

Total	47,557	46,893

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2014	2013
8. TRADE AND OTHER PAYABLES

Trade creditors	651,152	278,641
Accrued research and development expenses	2,222,881	1,195,370
Accrued intellectual property expenses	60,380	24,464
Accrued corporate personnel expenses	361	441
Accrued audit and accounting fees	336,866	237,042
Accrued travel expenses	10,609	-
Accrued marketing expenses	22,645	-
Other accrued expenses	53,464	39,708

Total	3,358,358	1,775,666

	Years Ended June 30,
	2014	2013	2014	2013
9. FINANCIAL LIABILITIES	No.	No.	A$	A$

Current
Convertible Promissory Note (a)	-	-	-	802,641
Warrants over ordinary shares (b)	612,397	612,397	98,398	68,160
Total			98,398	870,801

(a)  Convertible Promissory Note.

In the year ended 30 June 2011 the Company entered into an agreement with the Alzheimer’s Drug Discovery Foundation (“ADDF”) to receive a grant of up to US$700,000, receivable in two instalments of US$350,000.     As a condition to receiving the grant and on execution of the agreement, the Company executed a Convertible Promissory Note, which was equal to the amount of the first instalment.  As at June 30, 2014 the Convertible Promissory Note was repaid in full.  As a condition to receiving the grant, the Company issued a Warrant to ADDF to purchase ordinary shares of the Company.

The convertible promissory note was classified as a financial liability in accordance with IAS 32 and IAS 39 for recognition and measurement.

The terms of the convertible promissory note were as follows:

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

(b)  Warrants over ordinary shares

As per the agreement with the ADDF, the Company issued warrants to purchase 612,397 ordinary shares to the ADDF representing 30% of the value of the first tranche of the US$350,000 grant received during the financial year end June 30, 2011.  The warrants are convertible to ordinary shares on or before February 25, 2016 at an exercise price of A$ 0.17 per warrant.

Under IAS 32 paragraph 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to issued capital.  On initial recognition the warrants are measured at fair value on the Statement of Financial Position.  At each reporting date the financial liability representing the warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Profit or Loss.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2014	2013
10. PROVISIONS

Current
Annual leave (1)	21	217,646	179,609
Long service leave (1)(2)		277,138	239,567

Total		494,784	419,176

Non-Current
Long service leave (2)	21	3,028	133

A provision has been recognized for employee entitlements relating to long service leave.  In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data.  The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2014	2013
Annual leave
Carrying amount at start of year	179,609	159,557
Charged/(credited) to profit or loss
-additional provisions recognized	152,041	126,926
-unused amounts reversed	-	-
Amounts used during the year	(114,004)	(106,874)
Carrying amount at end of year	217,646	179,609

Long service leave
Carrying amount at start of year	239,700	210,176
Charged/(credited) to profit or loss
-additional provisions recognized	40,466	29,524
-unused amounts reversed	-	-
Amounts used during the year	-	-
Carrying amount at end of year	280,166	239,700

TOTAL	497,812	419,309

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

	Years Ended June 30,
	2014	2013

Long service leave obligation expected to be settled after 12 months	277,138	239,567

11.	COMMITMENTS AND CONTINGENCIES

There are no contingent assets or liabilities at the date of this report.  The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company.

In respect of expenditure commitments, refer to Note 17.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2014	2013
12. UNEARNED INCOME

Unearned income: Michael J Fox Foundation Grant	-	33,332

	-	33,332

		Years Ended June 30,
	Notes	2014	2013	2012
13. ISSUED CAPITAL

(a) Issued Capital
488,646,960 (2013: 381,610,426) fully paid ordinary shares	13(b)	137,307,771	98,677,467	83,432,433
Nil (2013: Nil) options for fully paid ordinary shares	13(c)	2,701,644	2,701,644	2,701,644

		140,009,415	101,379,111	86,134,077

(b) Movements in Issued Shares

	June 30,
	2014		2013		2012
	No.	A$	No.	A$	No.	A$
Beginning of the year	381,610,426	98,677,467	297,980,818	83,432,433	275,286,783	79,639,175

Movement during the year	107,036,534	38,630,304	83,629,608	15,245,034	22,694,035	3,793,258

End of the year	488,646,960	137,307,771	381,610,426	98,677,467	297,980,818	83,432,433

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	A$
Year ended June 30, 2011			41,240,912		7,220,655
September 15, 2011	Shares to investors as part of at-the-market facility		196,000	0.19	36,827
September 19, 2011	Shares to investors as part of at-the-market facility		4,913,630	0.21	1,031,094
September 20, 2011	Shares to investors as part of at-the-market facility		1,211,970	0.18	223,976
November 17, 2011	Shares to investors as part of at-the-market facility		1,052,000	0.16	169,980
November 23, 2011	Shares to investors as part of at-the-market facility		2,736,530	0.17	461,556
December 22, 2011	Exercise of options – employees		91,865	-	36,746
December 22, 2011	Exercise of options – consultants		250,000	-	83,790
January 9, 2012	Shares to investors as part of at-the-market facility		3,396,190	0.16	536,228
January 10, 2012	Shares to investors as part of at-the-market facility		712,350	0.15	103,893
January 11, 2012	Shares to investors as part of at-the-market facility		703,140	0.15	102,263
January 17, 2012	Shares to investors as part of at-the-market facility		312,070	0.15	45,687
January 30, 2012	Shares to investors as part of at-the-market facility		145,000	0.16	22,570
February 1, 2012	Non cash share issue in consideration for services provided by consultants	(i)	405,150	0.16	65,549
February 1, 2012	Shares to investors as part of at-the-market facility		110,000	0.17	18,700
February 7, 2012	Shares to investors as part of at-the-market facility		745,000	0.16	119,271

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	ISSUED CAPITAL (continued)

February 8, 2012	Shares to investors as part of at-the-market facility		1,250,030	0.17	207,627
February 9, 2012	Shares to investors as part of at-the-market facility		1,228,820	0.18	217,609
February 10, 2012	Shares to investors as part of at-the-market facility		460,110	0.18	83,430
February 16, 2012	Shares to investors as part of at-the-market facility		311,380	0.16	50,168
March 1, 2012	Shares to investors as part of at-the-market facility		183,000	0.16	29,042
March 21, 2012	Shares to investors as part of at-the-market facility		1,000,000	0.16	159,647
March 21, 2012	Non cash share issue in consideration for services provided by consultants	(i)	200,000	0.16	32,000
March 29, 2012	Shares to investors as part of at-the-market facility		265,500	0.17	44,333
May 21, 2012	Shares to investors as part of at-the-market facility		366,020	0.16	59,799
May 25, 2012	Shares to investors as part of at-the-market facility		448,280	0.16	72,945
	Security issuance costs				(221,472)
Year ended June 30, 2012			22,694,035		3,793,258
August 24, 2012	Shares to investors as part of at-the-market facility		1,364,190	0.18	239,238
August 27, 2012	Shares to investors as part of at-the-market facility		1,656,440	0.17	288,162
August 28, 2012	Shares to investors as part of at-the-market facility		52,000	0.17	8,970
August 29, 2012	Shares to investors as part of at-the-market facility		164,770	0.17	28,252
August 31, 2012	Shares to investors as part of at-the-market facility		347,000	0.17	58,771
September 3, 2012	Shares to investors as part of at-the-market facility		816,330	0.17	138,954
September 4, 2012	Shares to investors as part of at-the-market facility		169,060	0.17	27,909
September 14, 2012	Shares to investors as part of at-the-market facility		1,249,450	0.19	242,432
September 17, 2012	Shares to investors as part of at-the-market facility		2,507,610	0.20	507,067
September 18, 2012	Shares to investors as part of at-the-market facility		354,500	0.20	70,973
September 25, 2012	Shares to investors as part of at-the-market facility		1,196,500	0.25	296,530
September 26, 2012	Shares to investors as part of at-the-market facility		189,210	0.24	46,289
September 27, 2012	Shares to investors as part of at-the-market facility		121,350	0.22	27,055
September 28, 2012	Shares to investors as part of at-the-market facility		20,700	0.23	4,665
October 8, 2012	Shares to investors as part of private placement		32,500,000	0.18	6,012,500
March 1, 2013	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.20	22,000
March 7, 2013	Shares to investors as part of at-the-market facility		1,843,240	0.27	502,879
March 7, 2013	Shares to investors as part of at-the-market facility		1,499,870	0.27	407,541
April 8, 2013	Shares to investors as part of private placement		25,641,030	0.20	5,000,000
April 8, 2013	Shares to investors as part of at-the-market facility		1,045,150	0.21	218,981
April 8, 2013	Shares to investors as part of at-the-market facility		244,740	0.22	53,110
April 8, 2013	Shares to investors as part of at-the-market facility		165,980	0.22	36,284

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	ISSUED CAPITAL (continued)

May 3, 2013	Share Purchase Plan	10,370,488	0.19	2,022,245
	Security issuance costs			(1,015,775)
Year ended June 30, 2013		83,629,608		15,245,034
August 2, 2013	Shares to investors as part of at-the-market facility	1,469,780	0.40	588,216
August 5, 2013	Shares to investors as part of at-the-market facility	465,980	0.38	176,592
August 6, 2013	Shares to investors as part of at-the-market facility	3,601,550	0.39	1,413,617
August 7, 2013	Shares to investors as part of at-the-market facility	2,517,590	0.38	956,832
August 30, 2013	Exercise of options – consultants	150,000	0.35	52,140
August 30, 2013	Exercise of options – consultants	100,000	0.12	11,700
August 30, 2013	Exercise of options – consultants	86,625	0.14	12,266
August 30, 2013	Exercise of options – consultants	100,000	0.12	11,700
August 30, 2013	Exercise of options – investors	10,000,000	0.39	3,857,143
August 30, 2013	Shares to investors as part of at-the-market facility	1,167,610	0.57	662,809
September 9, 2013	Shares to investors as part of at-the-market facility	2,160,950	0.58	1,261,265
September 10, 2013	Shares to investors as part of at-the-market facility	1,395,610	0.56	786,494
September 11, 2013	Shares to investors as part of at-the-market facility	523,120	0.55	288,606
September 12, 2013	Shares to investors as part of at-the-market facility	2,056,760	0.52	1,071,557
October 3, 2013	Exercise of options – employees	97,418	0.18	17,577
October 3, 2013	Exercise of options – employees	625,000	0.45	282,828
October 25, 2013	Exercise of options – consultants	60,000	0.14	8,496
October 25, 2013	Exercise of options – employees	217,478	0.14	30,795
November 4, 2013	Shares to investors as part of at-the-market facility	6,745,750	0.48	3,209,209
November 5, 2013	Shares to investors as part of at-the-market facility	143,700	0.48	69,054
November 4, 2013	Exercise of options – employees	722,419	0.42	300,405
November 6, 2013	Shares to investors as part of at-the-market facility	8,380	0.49	4,070
November 25, 2013	Exercise of options – consultants	200,000	0.40	80,786
December 13, 2013	Exercise of options – employees	73,200	0.35	25,444
December 20, 2013	Exercise of options – employees	81,750	0.14	11,576
December 20, 2013	Exercise of options – consultants	100,000	0.40	40,393
January 3, 2014	Exercise of options – investors	1,700,000	0.35	593,622
January 28, 2014	Exercise of options – investors	500,000	0.35	174,595
February 6, 2014	Exercise of options – investors	3,928,900	0.35	1,371,931
February 6, 2014	Exercise of options – employees	50,000	0.35	17,380
February 21, 2014	Exercise of options – employees	60,000	0.28	16,800.00
February 21, 2014	Exercise of options – employees	146,128	0.25	36,532
February 21, 2014	Exercise of options – employees	157,818	0.35	54,858
February 26, 2014	Exercise of options – employees	34,220	0.51	17,298
February 26, 2014	Exercise of options – employees	47,700	0.35	16,581
March 11, 2014	Exercise of options – consultants	200,000	0.40	80,786
March 11, 2014	Exercise of options – employees	60,000	0.35	20,856
March 11, 2014	Exercise of options – employees	66,500	0.28	18,620
March 11, 2014	Exercise of options – consultants	1,000,000	0.26	260,000
March 11, 2014	Exercise of options – employees	146,128	0.25	36,532
March 11, 2014	Shares to investors as part of at-the-market facility	980,130	1.23	1,202,928
March 12, 2014	Shares to investors as part of at-the-market facility	41,760	1.18	49,339
March 14, 2014	Shares to investors as part of at-the-market facility	1,594,220	1.11	1,767,019
March 17, 2014	Shares to investors as part of at-the-market facility	2,280,750	1.05	2,405,397
April 3, 2014	Exercise of options – investors	216,750	0.35	75,687
April 3, 2014	Shares to investors as part of at-the-market facility	22,339,170	0.31	6,963,613

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	ISSUED CAPITAL (continued)

April 4, 2014	Shares to investors as part of at-the-market facility	17,290,080	0.27	4,607,964
April 7, 2014	Shares to investors as part of at-the-market facility	18,325,610	0.25	4,672,819
April 7, 2014	Non cash share issue in consideration for services provided by consultants	1,000,000	0.25	252,750
June 30, 2014	Non cash share issue in consideration for services provided by consultants	-	-	24,200
August 2, 2013	Security issuance costs	-	-	(1,339,369)
Year ended June 30, 2014		107,036,534		38,630,304

(i) Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued.  Shares issued to consultants have been valued as outlined below:

April 7, 2014 and March 1, 2013.

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

(c) Movements in Options

	June 30,
	2014		2013		2012
	Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	-	2,701,644	-	2,701,644	-	2,701,644

End of the year*	-	2,701,644	-	2,701,644	-	2,701,644

*There was no movement in options during the financial years ended June 30, 2014, 2013 and 2012.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	ISSUED CAPITAL (continued)

(e) Shares Issued after Reporting Date

After reporting date the following equity issues occurred:

Date	Details	Notes	Number	Issue Price A$	A$
August 7, 2014	Non cash share issue in consideration for services provided by consultants		110,000	0.23	25,300
August 7, 2014	Exercise of options – employees		180,000	0.14	25,488

			290,000		50,788

14.	RESERVES

		Years Ended June 30,
	Notes	2014	2013	2012

(a) Share Based Payments
18,542,577 (2013: 35,544,121) options for fully paid ordinary shares	14(b)	6,968,437	8,557,928	7,664,454
Nil (2013: Nil) options for ADRs	14(c)	1,515,434	1,515,434	1,515,434
612,397 (2013: 612,397) warrants for ADRs	14(d)	453,563	453,563	453,563

		8,937,434	10,526,925	9,633,451

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised.  Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.	RESERVES (continued)

(b)  Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2014		2013		2012
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	35,544,121	8,557,928	28,360,328	7,664,454	26,043,956	7,525,998
Issued during the year	3,926,490	992,908	10,683,793	893,474	4,158,674	286,866
Expired during the year	-	-	(3,500,000)	-	-	-
Forfeited during the year	-	-	-	-	(1,500,437)	(75,022)
Amortization of option expenses	-	-	-	-	-	47,148
Exercised during the year (Note 14(b))	(20,928,034)	(2,582,399)	-	-	(341,865)	(120,536)

End of the year	18,542,577	6,968,437	35,544,121	8,557,928	28,360,328	7,664,454

Details of option grants are summarized as follows.

Year ended June 30, 2012:
•     On December 19, 2011, the Company granted options to purchase 1,650,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company.  The options are exercisable at A$0.25 consideration and expire on December 19, 2014.  The fair value of the options is A$0.05.
•     On December 19, 2011, the Company granted options to purchase 850,437 ordinary shares to employees under the 2004 ASX Plan (see Note 18) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$0.25 consideration and expire on December 19, 2014.  The fair value of the options is A$0.05.
•     On March 21, 2012, the Company granted options to purchase 650,000 ordinary shares to consultants under the 2004 ASX Plan (see Note 18) in recognition of services rendered to the Company.  The options are exercisable at A$0.25 consideration and expire on March 20, 2017.  The fair value of the options is A$0.10.
•     On March 21, 2012, the Company granted options to purchase 1,008,237 ordinary shares to employees under the 2004 ASX Plan (see Note 18) in recognition of future contributions to the growth and success of the Company.  The options are exercisable at A$0.25 consideration and expire on March 20, 2017.  The fair value of the options is A$0.10.

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

Year ended June 30, 2014:
•     On October 25, 2013, the Company granted options to purchase 200,000 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.61 consideration and expire on October 24, 2018.  The fair value of the options is A$0.17.
•     On November 4, 2013, the Company granted options to purchase 200,000 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.73 consideration and expire on November 3, 2018.  The fair value of the options is A$0.21.
•     On November 4, 2013, the Company granted options to purchase 160,000 ordinary shares to key management personnel under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.73 consideration and expire on November 3, 2018.  The fair value of the options is A$0.21.
•     On December 13, 2013, the Company granted options to purchase 1,200,000 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$1.04 consideration and expire on December 11, 2018.  The fair value of the options is A$0.36.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.	RESERVES (continued)

•     On February 7, 2014, the Company granted options to purchase 300,000 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$1.12 consideration and expire on February 5, 2019.  The fair value of the options is A$0.64.
•     On April 7, 2014, the Company granted options to purchase 1,200,000 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.25 consideration and expire on April 6, 2018.  The fair value of the options is A$0.23.
•     On August 5, 2014, the Company granted options to purchase 306,490 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.66 consideration and expire on August 4, 2018.  The fair value of the options is A$0.18.
•     On October 2, 2013, the Company granted options to purchase 360,000 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.66 consideration and expire on October 1, 2018.  The fair value of the options is A$0.17.

(c)	Movements in Options for ADRs

	Years Ended June 30,
	2014		2013		2012
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	-	1,515,434	380,000	1,515,434	380,000	1,515,434

Expiration of options (1)	-	-	(380,000)	-	-	-
End of the year	-	1,515,434	-	1,515,434	380,000	1,515,434

(1) Options exercisable at US5.00 on or before December 17, 2012.  These options are convertible to ADRs, 1 ADR = 10 ordinary shares.  These options expired without being exercised on December 17, 2012.

(d)	Movement in Warrants for ADRs

	Years Ended June 30,
	2014		2013		2012
	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)
Beginning of the year (1)	-	453,563	-	453,563	-	453,563
Beginning of the year (2)	612,397	-	612,397	-	612,397	-
End of the year	612,397	453,563	612,397	453,563	612,397	453,563

(1) Warrants exercisable at US8.00 on or before June 4, 2009.  These warrants are convertible to ADRs; one ADR represents ten ordinary shares.  Warrants expired without being exercised on June 4, 2009.
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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2014	2013
15. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(97,931,323)	(90,144,081)
Net loss for the year	(13,329,239)	(7,787,242)

Balance at end of year	(111,260,562)	(97,931,323)

	Years Ended June 30,
	2014	2013	2012
16. CASH FLOW INFORMATION

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(13,329,239)	(7,787,242)	(5,239,469)

Non-cash items
Depreciation of property and equipment	22,384	23,130	19,621
Non-cash issue of equity in consideration of operating expenses	1,269,857	893,477	310,835
Loss on disposal of plant and equipment	-	(150)	762
Foreign exchange (gain) loss	581,263	(110,816)	(48,870)
(Gain) loss on fair value of financial liabilities	37,473	197,898	(23,669)

Changes in assets and liabilities

Decrease (increase) in trade and other receivables	(3,761,471)	(1,973,102)	(1,547,463)
Decrease (increase) in other current assets	15,359	(43,567)	21,913
(Decrease) increase in trade and other payables	1,582,980	817,041	(435,779)
(Decrease) increase in other current liabilities	(33,332)	(17,499)	50,831
(Decrease) increase in provision for employee entitlements	78,503	49,576	45,382

Net cash flows used in operating activities	(13,536,223)	(7,951,254)	(6,845,906)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	34,167,018	13,346,760	5,636,469

Closing cash and cash equivalents balance	34,167,018	13,346,760	5,636,469

(c)	Non-Cash Financing and Investing Activities

During the years ended June 30 2014, 2013 and 2012, the Company issued shares and granted options in connection with non-cash transactions.  See Notes 13(b) and 14(b).

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

17.	EXPENDITURE COMMITMENTS

The Company has non-cancelable operating leases contracted for but not capitalized in the financial statements.  The Company has commitments under these contracts within one year of A$60,021 and greater than one year but less than three years of A$3,168.  The property lease is a non-cancellable lease with a 24 month term, with rent payable monthly in advance.  The property lease commenced November 1, 2012 and expires on October 31, 2014.  The Company has the option to renew the lease for a further 5 years.  The photocopier lease is a non-cancellable lease with a 48 month term, with rent payable monthly in advance.  The photocopier lease commenced April 1, 2012 and expires on March 31, 2016.

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

At June 30, 2014, equity had been issued to one former Director under the 2004 ADS Plan and six Directors, three key management personnel, 16 employees and 19 consultants under the 2004 ASX Plan.  At June 30, 2013, equity had been issued to one former Director under the 2004 ADS Plan and six Directors, three key management personnel, 16 employees and 18 consultants under the 2004 ASX Plan.  At June 30, 2012, equity had been issued to one former Director under the 2004 ADS Plan and five Directors, three key management personnel, 16 employees and 17 consultants under the 2004 ASX Plan.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18.	SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2014		2013		2012
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	17,031,476	0.23	6,347,683	0.14	4,031,311	0.05
Issued during the year	3,926,490	0.69	10,683,793	0.34	4,158,674	0.25
Exercised during the year	(4,582,384)	0.11	-	-	(341,865)	Nil
Expired during the year	-	-	-	-	-	-
Lapsed during the year	-	-	-	-	(1,500,437)	0.25
Forfeited during the year	-	-	-	-	-	-

Outstanding at year end	16,375,582	0.41	17,031,476	0.23	6,347,683	0.14

Exercisable at year end	16,175,582	0.40	16,010,786	0.28	5,326,993	0.16

Options outstanding at the end of the year have the following expiry date and exercise prices:

			Exercise Price	Share options	Share options
Series	Grant Date	Expiry Date	$A	2014	2013
PBTAA	October 25, 2013	October 24, 2018	0.61	200,000	-
PBTAB	June 8, 2010	August 7, 2014	0.00	180,000	2,270,690
PBTAC	June 26, 2013	June 25, 2018	0.37	1,649,573	1,683,793
PBTAD	November 4, 2013	November 3, 2018	0.73	360,000	-
PBTAE	December 13, 2013	December 11, 2018	1.04	1,200,000	-
PBTAF	February 1, 2014	February 5, 2019	1.12	300,000	-
PBTAG	April 7, 2014	April 6, 2018	0.25	1,200,000	-
PBTAQ	December 12, 2012	December 13, 2017	0.33	8,500,000	9,000,000
PBTAS	June 8, 2010	March 31, 2014	0.15	-	1,418,756
PBTAU	December 19, 2011	December 19, 2014	0.25	1,000,000	1,000,000
PBTAW	March 21, 2012	March 20, 2017	0.25	1,119,519	1,658,237
PBTAY	August 5, 2013	August 4, 2018	0.66	306,490	-
PBTAZ	October 2, 2013	October 1, 2018	0.66	360,000	-
			Total	16,375,582	17,031,476

Weighted average remaining contractual life of options outstanding at end of period				3.42 years	3.51 years

The weighted average fair value of options granted during the period was determined in accordance with Note 1(q) as A$0.29, A$0.08 and A$0.07 for the years ended [June 30,] 2014, 2013 and 2012, respectively.  The weighted average assumptions in calculating fair value were as follows:
•	risk-free interest rate of 3.26% for 2014, 2.83% for 2013 and 3.35% for 2012;
•	no dividends;
•	expected volatility of 134.50% for 2014, 57.15% for 2013 and 72% for 2012;
•	expected life of 4.69 years for 2014, 5.00 years for 2013 and 3.80 years for 2012;
•	underlying share price of $0.50 for 2014, $0.21 for 2013 and $0.15 for 2012; and
•	exercise price of $0.69 for 2014, $0.34 for 2013 and $0.25 for 2012.

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

Expected volatility – Prana estimates expected volatility based on historical volatility over the estimated life of the option and other factors.  Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements.  The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Expected life – This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical trend of option holders to exercise their option near the date of expiry.  As a result the expected life is considered to equal the period from grant date to expiry date.

Model inputs –  The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share A$	Share Price at Grant Date A$	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate
PBTAQ	December 12, 2012	0.33	0.21	52.30%	5.00	0%	2.73%
PBTAC	June 26, 2013	0.37	0.23	83.10%	5.00	0%	3.23%
PBTAY	August 5, 2013	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	October 2, 2013	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	October 25, 2013	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	November 4, 2013	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	December 13, 2013	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	February 7, 2014	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	April 7, 2014	0.25	0.23	289.40%	4.00	0%	3.02%

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2014	2013	2012
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	7,405,331	7,295,331	6,643,466
Issued during the year (1)	5,582,384	110,000	651,865

End of the financial year	12,987,715	7,405,331	7,295,331

(1) In the years ended June 30, 2014 and 2012 this includes options to purchase 4,582,384 and 341,865 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.  In the year ended June 30, 2013 no options to purchase ordinary shares, respectively granted under the 2004 ASX Plan were exercised.

The weighted average fair value of the shares granted during the year ended June 30, 2014, 2013 and 2012 was $0.25. $0.20 and $0.16.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18.	SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2014		2013			2012
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price		Number of Options	Weighted Average Exercise Price
					US$5.00			US$5.00
Beginning of the year	-	-	380,000	A$	(5.48)	380,000	A$	(4.92)
					US$5.00
Expired during the year 1	-	-	(380,000)	A$	(5.48)	-		-

								US$5.00
Outstanding at year end	-	-	-		-	380,000	A$	(4.92)

								US$5.00
Exercisable at year end 1	-	-	-		-	380,000	A$	(4.92)

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

On September 5, 2014, the Company announced the US Food and Drug Administration (FDA) granted Orphan Drug designation to PBT2 for the treatment of Huntington Disease.

Orphan drug designation is granted by the FDA to promote the development of drugs for diseases affecting less than 200,000 people in the United States.  Orphan drug designation entitles the Company to seven years of market exclusivity for the use of PBT2 in the treatment of Huntington disease; protocol assistance by the FDA to optimize drug development in the preparation of a dossier that will meet regulatory requirements; and reduced fees associated with applying for market approval.

No other matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2014	2013	2012
20. LOSS PER SHARE
Basic and diluted loss per share (cents per share)	(3.11)	(2.30)	(1.82)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	428,047,123	338,700,006	287,765,812

The options and warrants in place do not have the effect of diluting the loss per share.

21.	KEY MANAGEMENT PERSONNEL COMPENSATION

	2014	2013

Short-term employee benefits	1,139,860	1,061,873
Post-employment benefits	77,775	76,039
Long-term benefits	17,615	18,283
Termination benefits	-	-
Share-based payments	33,824	665,351
	1,269,074	1,821,546

	Years Ended June 30,
	2014	2013	2012
22. AUDITORS’ REMUNERATION

- audit and review fees: current year	145,187	164,060	145,000
- audit and review fees: internal controls for Sarbanes Oxley requirement	187,422	-	-
- audit and review fees: other public filings in relation to equity filings	65,000	-	-
	397,609	164,060	145,000

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006.  Australian law does not require the Company’s Auditors to be appointed at the Company’s annual general meeting of shareholders.  There is an annual engagement letter which is signed, subject to the Company’s audit committee approval, with PricewaterhouseCoopers for audit and review work.  No non-audit services were provided by PricewaterhouseCoopers during the 2014, 2013 and 2012 fiscal years.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS

a.  Equity Interests in Subsidiaries

Prana Biotechnology Limited owns 100% of its subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Ltd.

b.  Key Management Personnel Remuneration

The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Brian Meltzer	Non-Executive Independent Director
George Mihaly	Non-Executive Independent Director
Peter Marks	Non-Executive Independent Director
Lawrence Gozlan	Non-Executive Independent Director
Ira Shoulson	Non-Executive Independent Director (appointed May 13, 2014)

The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Richard Revelins	Company Secretary and Chief Financial Officer
Phillip Hains	Acting Chief Financial Officer (appointed May 1, 2014)

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS (continued)

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2014 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1) (2)	444,389	-	25,000	8,601	-	477,990
Brian Meltzer (2)	50,000	-	35,000	-	-	85,000
George Mihaly (2)	75,000	-	-	-	-	75,000
Peter Marks (2)	60,000	-	-	-	-	60,000
Lawrence Gozlan (2)	50,000	-	-	-	-	50,000
Ira Shoulson (2)	5,625	-	-	-	-	5,625
	685,014	-	60,000	8,601	-	753,615

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.
(2)	Prof. Ira Shoulson was appointed to the Board on May 13, 2014;

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2013 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1) (2)	428,278	-	25,000	11,980	295,711	760,969
Brian Meltzer (2)	62,500	-	25,000	-	73,928	161,428
George Mihaly (2)	75,000	-	-	-	73,928	148,928
Peter Marks (2)	57,500	-	-	-	73,928	131,428
Lawrence Gozlan (2)	45,000	-	-	-	73,928	118,928
	668,278	-	50,000	11,980	591,423	1,321,681

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.
(2)	The Directors received unlisted options during the year ended June 30, 2013. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: December 12, 2012	Volatility: 52.30%
Exercise Price: A$0.33	Risk-free Interest Rate: 2.73%
Stock Price: A$0.21	Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: A$0.0739

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2012 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1)	409,362	-	28,415	6,325	-	444,102
Brian Meltzer	82,569	-	7,431	-	-	90,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	55,000	-	-	-	-	55,000
Lawrence Gozlan (2)	36,667	-	-	-	-	36,667
	658,598	-	35,846	6,325	-	700,769

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.
(2)	Mr. Lawrence Gozlan was appointed to the Board of Directors on August 8, 2011.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS (continued)

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2014 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Richard Revelins	80,013	-	-	-	-	80,013
Dianne Angus (1) (2)	324,833	-	17,775	9,015	33,824	385,447
Phillip Hains (3)	50,000	-	-	-	-	50,000
	454,846	-	17,775	9,015	33,824	515,460

(1)	Base Fee includes movements in annual leave provision for Ms. Dianne Angus accrued in accordance with his employment contract.
(2)	Ms. Angus received unlisted options during the year ended June 30, 2014. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: November 4, 2013	Volatility: 68.80%
Exercise Price: A$0.73	Risk-free Interest Rate: 3.46%
Stock Price: A$0.44	Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: A$0.2114

(3)	Mr. Hains was appointed as Acting Chief Financial Officer on May 1, 2014.

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2013 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Richard Revelins (2)	77,343	-	-	-	73,928	151,270
Dianne Angus (1)	316,251	-	26,040	6,303	-	348,595
	393,594	-	26,040	6,303	73,928	499,865

(1)	Base Fee includes movements in annual leave provision for Ms. Dianne Angus accrued in accordance with his employment contract.
(2)	Mr. Revelins received unlisted options during the year ended June 30, 2013. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: December 12, 2012	Volatility: 52.30%
Exercise Price: A$0.33	Risk-free Interest Rate: 2.73%
Stock Price: A$0.21	Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: A$0.0739

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2012 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Richard Revelins	81,681	-	-	-	-	81,681
Dianne Angus (1) (2)	317,180	-	28,407	17,980	30,806	394,373
	398,861	-	28,407	17,980	30,806	476,054

(1)	Base Fee includes movements in annual leave provision for Ms. Dianne Angus accrued in accordance with his employment contract.
(2)	Ms. Angus received unlisted options during the year ended June 30, 2012. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: March 21, 2012	Volatility: 84.90%
Exercise Price: A$0.25	Risk-free Interest Rate: 3.87%
Stock Price: A$0.16	Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: A$0.0976

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS (continued)

The following Director was under contract during the year ended June 30, 2014:

Directors	Duration	Notice Requirements	Termination
Mr. Geoffrey Kempler	Until termination by either party Signed September 21, 2007	For Good Reason Mr. Kempler may terminate with 30 days’ notice Or Without Cause the Company may terminate with 90 days’ notice
•      Pay Mr. Kempler within ninety (90) days of the termination date A1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
•      Accrued entitlements including all unreimbursed business expenses
•      Accelerate the vesting of any unvested options

		Without Good Reason Mr. Kempler may terminate with 90 days’ notice Or With Cause the Company may terminate with 30 days’ notice	• Bonus pro-rate only if termination occurs in 1st year

The following Senior Executives were under contract during the year ended June 30, 2014:

Key Management Personnel	Duration	Notice Requirements	Termination
Ms. Dianne Angus	Until termination by either party Signed October 2, 2006 Letter Agreement signed June 12, 2007	For Good Reason Ms. Angus may terminate with 30 days’ notice Or Without Cause the Company may terminate with 120 days’ notice
•      Pay remuneration entitlements three months from the time of termination (less any payout made for the notice period).  The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
•      Accrued entitlements including all unreimbursed business expenses
•      Accelerate the vesting of any unvested options

		Without Good Reason Ms. Angus may terminate with 120 days’ notice Or With Cause the Company may terminate without notice	• Permitted to keep and/or exercise options that have vested at the time of termination • Accrued entitlements including all unreimbursed business expenses

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS (continued)

c.  Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2013	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2014
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson (4)	-	-	-	-	-
Richard Revelins	20,308	-	500,000	(500,000)	20,308
Dianne Angus	-	-	868,547	(722,419)	146,128
Phillip Hains (5)	211,800	-	-	-	211,800

	18,639,551	-	1,368,547	(1,222,419)	18,785,679

Fully Paid Ordinary Shares of the Company	Balance July 1, 2012	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2013
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan (2)	-	-	-	-	-
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	-	-	-	-	-

	18,427,751	-	-	-	18,427,751

Fully Paid Ordinary Shares of the Company	Balance July 1, 2011	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2012
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,055,000	-	-	756,000	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Paul Marks (3)	-	-	-	-	-
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	100,000	-	-	(100,000)	-

	17,771,751	-	-	656,000	18,427,751

(1) Net change other refers to shares purchased or sold during the financial year.
(2) Balance at date of appointment, August 8, 2011.
(3) Balance at date of retirement, January 4, 2011.
(4) Balance at date of appointment, May 13, 2014.
(5) Balance at date of appointment, May 1, 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS (continued)

Share Options of the Company	Balance July 1, 2013 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other (1)	Options Vested During 2014 fiscal year	Balance June 30, 2014 No.	Total Vested and Exercisable June 30, 2014 No.	Total Unvested June 30, 2014 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson (4)	-	-	-	-	-	-	-	-	-
Richard Revelins	1,000,000	-	(500,000)	-	-	-	500,000	500,000	-
Dianne Angus	2,052,730	160,000	(868,547)	-	(1,026,364)	-	317,819	317,819	-
Phillip Hains (5)	-	-	-	-	-	-	-	-	-
	11,052,730	160,000	(1,368,547)	-	(1,026,364)	-	8,817,819	8,817,819	-

Share Options of the Company	Balance July 1, 2012 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other (1)	Options Vested During 2013 fiscal year	Balance June 30, 2013 No.	Total Vested and Exercisable June 30, 2013 No.	Total Unvested June 30, 2013 No.
Geoffrey Kempler	-	4,000,000	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan (2)	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Richard Revelins	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Dianne Angus	2,052,730	-	-	-	-	-	2,052,730	1,857,893	194,837

	2,052,730	9,000,000	-	-	-	-	11,052,730	10,857,893	194,837

Share Options of the Company	Balance July 1, 2011 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other (1)	Options Vested During 2012 fiscal year	Balance June 30, 2012 No.	Total Vested and Exercisable June 30, 2012 No.	Total Unvested June 30, 2012 No.
Geoffrey Kempler	-	-	-	-	-	-	-	-	-
Brian Meltzer	-	-	-	-	-	-	-	-	-
George Mihaly	-	-	-	-	-	-	-	-	-
Peter Marks	-	-	-	-	-	-	-	-	-
Paul Marks (3)	-	-	-	-	-	-	-	-	-
Richard Revelins	-	-	-	-	-	-	-	-	-
Dianne Angus	1,737,093	315,637	-	-	-	-	2,052,730	1,857,893	194,837

	1,737,093	315,637	-	-	-	-	2,052,730	1,857,893	194,837

(1) Net change other refers to shares purchased or sold during the financial year.
(2) Balance at date of appointment, August 8, 2011.
(3) Balance at date of retirement, January 4, 2011.
(4) Balance at date of appointment, May 13, 2014.
(5) Balance at date of appointment, May 1, 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

24.	SEGMENT INFORMATION

The Company’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Company’s performance and determine the allocation of resources.  The Company’s activities are predominantly within Australia and cover research into Alzheimer’s disease, Huntington’s disease, Parkinson’s disease and other major age-related degenerative disorders.  Accordingly, the Company has identified one reportable segment.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2014	2013
	A$	A$
Cash and cash equivalents (USD)	26,398,943	2,035,812
Cash and cash equivalents (ˆEUR)	-	(43)
Cash and cash equivalents (£GBP)	-	-
Trade and other payables (USD)	(37,934)	(108,654)
Trade and other payables (ˆEUR)	(36,168)	-
Trade and other payables (£GBP)	(205,649)	-
Total exposure	26,119,192	1,927,115

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/GBP and AUD/EUR exchange rates over the past 5 years based on the year-end spot rates.  The variables for USD, GBP and EUR being 4%, 5% and 6% respectively.  All the amounts in the table below are displayed in A.

Based on the financial instruments held at June 30, 2014, had the Australian dollar weakened/strengthened by 4% against the US dollar, 5% against the GBP and 6% against the EURO with all other variables held constant, the Company's post-tax profit for the year would have been A$1,002,039 lower/A$1,085,236 higher (2013: A$74,110 lower/A$80,286 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table.  The Company’s exposure to other foreign exchange movements is not material.

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

At June 30, 2014, the Company had the following cash accounts:

•           A$154,747 in an Australian dollar transaction account at an interest rate of 0.05% as of June 2014;
•           A$2,612,870 in an Australian Business Cash High Interest account at an interest rate of 2.35% as of June 2014;
•           A$258 in an Australian Trust account at an interest rate of 0% as of June 2014;
•           US$24,881,751 (A$26,397,678) in U.S. checking accounts at an interest rate of 0.03% as of June 30, 2014;
•           A$5,000,000 in a three month term deposit at a fixed interest rate of 3.76% which matures on July 6, 2014;
•           A$43,988 in a twelve month term deposit at a fixed interest rate of 3.35% which matures on March 7, 2015;
•           A$200 in petty cash which does not earn any interest; and
•           US$1,192 (A$1,265) in petty cash which does not earn any interest.

The weighted average interest rate is 0.75% for cash and cash equivalents and 1.05% for terms deposits over three months and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

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

The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2014	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	34,165,553	-	-	1,465	34,167,018	0.75%
Trade and other receivables	-	-	-	7,285,409	7,285,409
Other current assets	-	43,988	-	96,883	140,871	1.05%

Total Financial Assets	34,165,553	43,988	-	7,383,757	41,593,298

Financial Liabilities
Payables	-	-	-	3,358,358	3,358,358
Other financial liabilities	-	-	-	98,398	98,398

Total Financial Liabilities	-	-	-	3,456,756	3,456,756

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.	FINANCIAL INSTRUMENTS (continued)

June 30, 2013	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	13,346,369	-	-	391	13,346,760	3.07%
Trade and other receivables	-	-	-	3,523,938	3,523,938
Other current assets	-	43,988	-	112,242	156,230	1.18%

Total Financial Assets	13,346,369	43,988	-	3,636,571	17,026,928

Financial Liabilities
Payables	-	-	-	1,775,666	1,775,666
Other financial liabilities	-	-	802,641	68,160	870,801	1.05%

Total Financial Liabilities	-	-	802,641	1,843,826	2,646,467

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

There has been no significant change in the Company’s exposure to credit risk since the previous year.  The carrying amount of the Company’s financial assets represents the maximum credit exposure.

(c) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.  The Company manages liquidity risk by maintaining sufficient bank balances to fund its operations and the availability of funding through committed credit facilities.

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.	FINANCIAL INSTRUMENTS (continued)

	Maturities of Financial Liabilities
2014	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts
		Consolidated Entity
Trade and other payables	3,358,358	-	-	3,358,358	3,358,358
Total	3,358,358	-	-	3,358,358	3,358,358

2013
		Consolidated Entity
Trade and other payables	1,775,666	-	-	1,775,666	1,775,666
ADDF Convertible Promissory Note	-	819,479	-	819,479	819,479
Total	1,775,666	819,479	-	2,595,145	2,595,145

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

Dated October 31, 2014