Form 20-F
period 2015-06-30
PRANA BIOTECHNOLOGY LTD
filed 2015-08-26
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2015

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

Ordinary Shares, as of June 30, 2015…………………..533,891,470

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

Large accelerated filer ☐       Accelerated filer ☒          Non-accelerated filer ☐

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

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8 (File No. 333-153669) and our Registration Statement on Form F-3 (Files No. 333-199783).

INTRODUCTION

Prana Biotechnology Limited was incorporated under the laws of the Commonwealth of Australia on November 11, 1997.  Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses, currently focusing on Alzheimer’s disease, Huntington disease, Parkinson’s disease and other movement disorders.  Other potential applications for our therapies include certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and a variety of orphan neurodegenerative disorders.

The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX.  Since September 5, 2002, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The Bank of New York, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents ten of our ordinary shares.  As used in this annual report, the terms “we,” “us,” “our” and “Prana” mean Prana Biotechnology Limited and its subsidiaries, unless otherwise indicated.

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

TABLE OF CONTENTS

Page

PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Consolidated Financial Data	5
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	20
A.	History and Development of the Company	20
B.	Business Overview	21
C.	Organizational Structure	36
D.	Property, Plants and Equipment	36
ITEM 4A.	UNRESOLVED STAFF COMMENTS	36
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	36
A.	Operating Results	36
B.	Liquidity and Capital Resources	44
C.	Research and Development, Patents and Licenses	48
D.	Trend Information	48
E.	Off-Balance Sheet Arrangements	49
F.	Tabular Disclosure of Contractual Obligations	49
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	49
A.	Directors and Senior Management	49
B.	Compensation	52
C.	Board Practices	54
D.	Employees	57
E.	Share Ownership	57
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	61
A.	Major Shareholders	61
B.	Related Party Transactions	61
C.	Interests of Experts and Counsel	61
ITEM 8.	FINANCIAL INFORMATION	61
A.	Financial Statements and Other Financial Information	62
B.	Significant Changes	62
ITEM 9.	THE OFFER AND LISTING	62
A.	Offer and Listing Details	62
B.	Plan of Distribution	63
C.	Markets	63
D.	Selling Shareholders	64
E.	Dilution	64
F.	Expenses of the Issue	64
ITEM 10.	ADDITIONAL INFORMATION	64
A.	Share Capital	64
B.	Memorandum and Articles of Association	64
C.	Material Contracts	66
D.	Exchange Controls	67
E.	Taxation	68
F.	Dividends and Paying Agents	74
G.	Statement by Experts	74
H.	Documents on Display	74
I.	Subsidiary Information	75
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	75
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	75

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB.  Our consolidated financial statements appearing in this annual report comply with both the IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated.  The following selected consolidated financial data as of June 30, 2015 and 2014 and for the years ended June 30, 2015, 2014 and 2013 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of June 30, 2013, 2012 and 2011 and for the years ended June 30, 2012 and 2011 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:
	Year Ended June 30,
	2015	2014	2013	2012	2011
	(in A$, except loss per share and number of shares)
Revenue from continuing operations	176,842	363,775	150,867	186,664	156,135
Other income	6,317,438	7,845,396	4,488,526	2,340,851	6,785
Research and development expenses	(12,298,167)	(14,908,098)	(8,203,822)	(4,252,002)	(3,498,035)
Corporate personnel expenses	(2,344,337)	(2,059,642)	(2,298,426)	(1,835,279)	(1,225,754)
Intellectual property expenses	(257,299)	(477,079)	(294,894)	(261,706)	(399,237)
Auditor and accounting expenses	(416,271)	(342,609)	(166,086)	(153,597)	(157,436)
Travel expenses	(125,532)	(421,013)	(131,710)	(91,624)	(159,971)
Public relations and marketing expenses	(87,851)	(358,597)	(136,186)	(124,970)	(110,646)
Depreciation expenses	(31,587)	(22,384)	(23,130)	(19,621)	(31,577)
Other expenses	(1,626,076)	(2,142,179)	(1,169,407)	(1,095,739)	(853,523)
Interest expense – ADDF (see below)	-	(29,978)	(17,676)	(11,544)	(3,758)
Foreign exchange gain (loss)	4,721,449	(746,593)	140,761	45,959	(145,377)
Gain (loss) on fair value of financial liabilities	86,322	(30,238)	(126,059)	33,139	(8,791)
Net loss	(5,885,069)	(13,329,239)	(7,787,242)	(5,239,469)	(6,431,185)
Loss per share (cents per share) – basic and diluted	(1.17)	(3.11)	(2.30)	(1.82)	(2.60)
Weighted average number of ordinary shares outstanding - basic and diluted	502,714,982	428,047,123	338,700,006	287,765,812	247,578,570

Balance Sheet Data
	As at June 30,
	2015	2014	2013	2012	2011
	(in A$ )
Cash and cash equivalents	34,909,574	34,167,018	13,346,760	5,636,469	8,838,245
Working capital	39,025,487	37,597,770	13,883,965	5,544,497	6,856,842
Total assets	41,834,382	41,640,855	17,073,821	7,341,868	9,010,952
Net assets	39,113,264	37,686,287	13,974,713	5,623,447	6,931,202
Issued capital	146,895,714	140,009,415	101,379,111	86,134,077	82,340,819
Share based payment reserves	9,363,181	8,937,434	10,526,925	9,633,451	9,494,995
Accumulated deficit during development stage	(117,145,631)	(111,260,562)	(97,931,323)	(90,144,081)	(84,904,612)
Total equity	39,113,264	37,686,287	13,974,713	5,623,447	6,931,202

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into U.S.$ based on rates quoted on the currency converter of OANDA.  Each period end rate is the average ask price for the day.  The average rate is the average of all the ask prices for the given time period.  The high rate is the highest bid rate for the given time period.  The low rate is the lowest bid rate for the given time period.

Year Ended June 30,	At Period End	Average Rate	High	Low
2011	1.0597	0.9894	1.1011	0.8323
2012	1.0161	1.0327	1.1080	0.9387
2013	0.9146	1.0273	1.0624	0.9112
2014	0.9439	0.9183	0.9757	0.8659
2015	0.7655	0.8369	0.9457	0.7580

Month	High	Low
April 2015	0.8011	0.7580
May 2015	0.8103	0.7637
June 2015	0.7783	0.7618
July 2015	0.7690	0.7277
August 2015 (through August 24)	0.7417	0.7288

The noon buying rate on August 24, 2015 was U.S.$0.7306 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Financial Condition

We have incurred operating losses since we began operations and may not be profitable in the future. We will need to secure additional financing and may not be successful in obtaining sufficient funding.

We have incurred losses in every period since we began operations in 1997 and reported net losses of A$5,885,069, A$13,329,239 and A$7,787,242 during the fiscal years ended June 30, 2015, 2014 and 2013, respectively.  As of June 30, 2015, our accumulated deficit was A$117,145,631.  We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2 and new trials for our product candidate for Parkinson’s disease, PBT434 and other metal protein attenuating compounds, or MPACs.  We may never be able to achieve or maintain profitability.

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

In the years ended June 30, 2015 and 2014, we raised A$7,109,583 and A$32,373,336, respectively, from the sale of our ordinary shares pursuant to our at-the-market offering facility.  While we have not raised any additional funds since June 30, 2015, we will need to secure additional financing in order to continue to meet our longer term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses.  We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners.  Any shortfall in funding could result in our having to curtail or cease our operations, including our research and development activities, which would be expected to adversely affect our business, financial condition and results of operations.

We are a development stage company of pharmaceutical products and our success is uncertain.

We are a development stage company of our pharmaceutical products which are designed to treat the underlying causes of degeneration of the brain.  We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT2, to market or generate revenues from their commercial application.  Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

Risks Related To Our Business

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

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive preclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from preclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate statistically sufficient safety and effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular  desired indication could harm development of that product candidate for other indications as well as other product candidates.

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

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all.  Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;
•	slower than expected patient enrollment;
•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;
•	unforeseen safety issues; or
•	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

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

We rely on research institutions to conduct our clinical trials.  Our reliance upon research institutions, including public and private hospitals and clinics, provides us with less control over the timing and cost of clinical trials, clinical study management personnel and the ability to recruit subjects. If we are unable to reach agreements with suitable research institutions on acceptable terms, or if any resulting agreement is terminated, we may be unable to secure, maintain or quickly replace the research institution with another qualified institution on acceptable terms.

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

The biotechnology and pharmaceutical industries are subject to rapid and significant technological change.  Our competitors are numerous and include major pharmaceutical companies, biotechnology firms, universities and other research institutions.  These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive.  Many of these competitors have greater financial and technical resources and manufacturing and marketing capabilities than we do.  In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining regulatory approvals.

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

Our current or future products may not achieve market acceptance even if they are approved by regulatory authorities.  The degree of market acceptance of such products will depend on a number of factors, including:

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

Currently we depend upon a sole manufacturer of our lead compound, PBT2, and on a sole manufacturer to encapsulate the compound and could incur significant costs and delays if we are unable to promptly find a replacement for either of them.

At this time, we are relying on a single manufacturer to develop Good Manufacturing Practice, synthetic processes for our lead compounds.  Since 2008, our lead compound, PBT2, has been manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. This manufacturer enables efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington patients.  We also rely on a sole manufacturer, Patheon Inc., to encapsulate PBT2.  We are actively seeking an additional and back up manufacturer but may be unsuccessful in our efforts, or may incur material additional costs and substantial delays.

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

Risks Related to Government Regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialize our pharmaceutical products.

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMA.  These processes can take many years and require the expenditure of substantial resources.  Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications.  Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates.  We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

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

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington disease, Parkinson’s disease or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all.  Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Positive results in previous clinical trials of PBT2 may not be replicated in future clinical trials of PBT2, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous clinical trials of PBT2 may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for PBT2 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

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

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

        Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Intellectual Property

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own products and technologies;

•	obtain orphan designation for our products and technologies;
•	obtain licenses to the patented technologies of third parties;
•	operate without infringing on the proprietary rights of third parties; and
•	protect our trade secrets, know-how and other confidential information.

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions.  Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted.  Any of the pending or future patent applications filed by us or on our behalf may not be approved, we may not develop additional proprietary products or processes that are patentable, or we may not be able to license any other patentable products or processes.

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence and for which there is no effective treatment. Orphan drug designation affords market exclusivity post marketing authorization for a product for a specified therapeutic utility.  The period of orphan protection is dependent on  jurisdiction, for example, seven years in the United States and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

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

The patents for our product candidates have varying expiration dates and, if these patents expire, we may be subject to increased competition and we may not be able to recover our development costs or market any of our approved products profitably. In some of the larger potential market territories, such as the United States and Europe, patent term extension or restoration may be available to compensate for time taken during aspects of the product’s development and regulatory review or by procedural delays before the relevant patent office. However, such an extension may not be granted, or if granted, the applicable time period or the scope of patent protection afforded during any extension period may not be sufficient. In addition, even though some regulatory authorities may provide some other exclusivity for a product under their own laws and regulations, we may not be able to qualify the product or obtain the exclusive time period. If we are unable to obtain patent term extension/restoration or some other exclusivity, we could be subject to increased competition and our opportunity to establish or maintain product revenue could be substantially reduced or eliminated. Furthermore, we may not have sufficient time to recover our development costs prior to the expiration of our U.S. and non-U.S. patents.

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished and we may face additional competition from others in those jurisdictions.

Many countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to third parties. In addition, many countries limit the enforceability of patents against government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of such patent. If we or any of our licensors is forced to grant a license to third parties with respect to any patents relevant to our business, our competitive position may be impaired and our business, financial condition and results of operations may be adversely affected.

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

•	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.
•	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products or product candidates.

   As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the radiopharmaceutical industry involves both technological complexity and legal complexity. Therefore, obtaining and enforcing radiopharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act was recently enacted in the United States, resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

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

Risks Related to Our Securities

Our stock price may be volatile and the U.S. trading market for our ADSs is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future.  During the last two fiscal years ended June 30, 2015 and subsequently until August 24, 2015, the market price for our ordinary shares on the ASX has ranged from as low as A$0.14 to a high of A$1.37 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$0.86 to a high of U.S.$13.29. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term.    In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility.  In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. As of June 30, 2015, we sold A$7.1 million of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and through June 30, 2015 we sold an aggregate of 167,113,270 ordinary shares under this facility and raised a total of A$46.5 million (US$42.5 million) in gross proceeds.

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

Holders of our ADSs who are U.S. residents face income tax risks.  There is a substantial risk that we are passive foreign investment company, commonly referred to as a PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years.  We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2015.  Highly complex rules will apply to U.S. holders owning ADSs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.   U.S. residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

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

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs have traded on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally depreciated against the U.S. dollar. Any continuation of this trend may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

Risks Related to our Location in Australia

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules, with regard to, among other things, the composition of the board of directors and its committees, director nomination process, compensation of officers and quorum at shareholders’ meetings.  In addition, we may choose to follow Australian law instead of the NASDAQ Stock Market Rules that require that we obtain shareholder approval for certain dilutive events, such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions involving issuances of a 20% or more interest in the company and certain acquisitions of the stock or assets of another company.  A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws.  In addition, a foreign private issuer must disclose in its annual reports each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement.  Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules.  As of the date of this report, we have not elected to follow any home country practice instead of NASDAQ requirements.

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

Risks Related to Our Compliance with Sarbanes-Oxley

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ADSs.

ITEM 4.	INFORMATION ON THE COMPANY

A.	History and Development of the Company

Our legal and commercial name is Prana Biotechnology Limited.  We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter.  Our registered office is located at Suite 1, 1233 High Street, Armadale, Victoria, 3143, Australia and our telephone number is 011-61-3-9824-5254.  Our principal executive office is located at Level 2, 369 Royal Parade, Parkville, Victoria 3052, Australia and our telephone number is 011-61-3-9349-4906.  Our website address is www.pranabio.com.  The information in our website is not incorporated by reference into this annual report.

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses, currently focusing on Alzheimer’s disease, Huntington disease and Parkinson’s disease and other movement disorders. Other potential applications for our therapies include neurodegenerative disorders, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and a variety of orphan neurodegenerative disorders.  Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.  In August 2009, a key patent protecting our clinical drug asset PBT2 was granted by the European Patent Office, or the EPO.  The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington disease.  The European patent has a 20-year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions.  In November 2009, our key patent protecting our clinical drug asset PBT2 was granted in the United States.  The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and will expire on December 21, 2025.  It is possible that the patent may be further extended in the future under the pharmaceutical extension of term provisions that apply in the United States. In March 2015, claims to the use of PBT2 in the treatment of Alzheimer’s disease were granted and in July 2015, we received a Notice of Allowance for claims to the use of PBT2 for the treatment of Huntington disease. In April 2011, the Japanese Patent Office granted the same patent, also entitled ‘8-Hydroxyquinoline derivatives’, with the claimed subject matter encompassing compounds and pharmaceutical compositions containing PBT2 and the use of the compounds for the treatment of Alzheimer’s disease.  The Japanese patent will expire on July 2023 and may be eligible for pharmaceutical extension of patent term for up to a further five years.  In November 2011, we received a notice of allowance from the USPTO, for our key patent protecting our product candidate for Parkinson’s disease, PBT434.  The patent is entitled ‘Neurologically Active Compounds’ and covers the composition of matter and pharmaceutical compositions of selected families of 8-hydroxyquinazolinone compounds, including PBT434. In March and April 2013, we also received a Notice of Grant from the Canadian Patent Office and European Patent Office, respectively, for our key patent protecting PBT434.  The patents, which are entitled, ‘Neurologically Active Derivatives’ cover the composition of matter of selected quinazolinone compounds, including PBT434. These two cases also included additional granted claims to the use   of the compounds for the treatment of neurodegenerative diseases.

The technology has progressed to yield a diversified library of MPACs, of which PBT2 is our lead development compound for Alzheimer’s disease and Huntington disease. We reported on the results of two Phase II trials in both indications in the first quarter of 2014 (see Item 4.B. “Information on the Company – Business Overview – Clinical Trials for Our Lead Compound”).  PBT434, our lead compound identified for prospective development in various movement disorders, is progressing well in toxicology studies ahead of first-in-man studies.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships.  In the three fiscal years ended June 30, 2015, our capital expenditures have totaled A$73,776.

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

Work conducted at these institutions demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease.  Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets and creation of a chemical library of MPACs.  Our research efforts led to the development of a novel MPAC, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and currently a library of over 2,000 MPAC molecules in total (approximately 200 of which are of the same chemical class as PBT2 with the remaining MPACs of other chemical classes).

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

Platform Technology, Discovery and Translational Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of neurodegenerative and age-related diseases based on the interrelationship of metals and proteins.  Historically, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, Huntington disease and Parkinson’s disease.  Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for movement disorders, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease and other neurodegenerative diseases. To date, we have performed in vivo modeling for our lead compound candidates in mouse animal models for Alzheimer’s disease, Huntington disease, Parkinson’s disease and in variety of ‘atypical’ Parkinsonian movement disorder models.

PBT2, our current Alzheimer’s and Huntington disease lead MPAC product candidate, and PBT434, our candidate lead compound for Parkinson’s disease and movement disorders, were selected from the MPAC library on the basis of rational drug design.  Both compounds have been built “from the ground up” to fulfill very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier, and have demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing.

To increase depth and breadth of our MPAC pipeline into new neurodegenerative indications, we have continued to develop our ‘two tier’ Translational Research program structure during 2015. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel MPACs of interest.  Our discovery research has established Structure Function Relationships (SAR) within chemical moieties that guide our chemists towards novel therapeutic MPAC based treatments for neurodegenerative disorders. The discovery phase also includes preliminary bioavailability and pharmacokinetic characterization of our MPACS. The second tier comprises ‘translational’ animal modeling programs to test and validate new candidate MPACs as potential development leads.  To date our MPAC library comprises more than 2,000 MPACs.  Using Structure Function Relationships (SAR) that have been developed over years of testing and validation by Prana scientists, new compounds are being generated that retain MPAC functionality across diverse and novel chemical scaffolds. Over the last year, four scaffolds have been characterized and investigated. The compounds are initially screened for differential activities including: (i) the ability to inhibit metal mediated oxidative stress and nitrosative stress; (ii) metal ionophore capability; (iii) the prevention of glutamate induced excitotoxcity; (iv) anti-oligomer aggregation; (v) inhibiting beta-amyloid peptide inhibition of LTP; and (vi) the ability to inhibit the activity of the signaling protein glycogen synthase kinase 3β by inducing its phosphorylation. MPACs of interest arising from the Translational Research program may be progressed as back up compounds in Alzheimer’s disease and Huntington disease, movement disorders and/or new indications in neurodegeneration, in particular, orphan indications.

To date, our lead MPAC in movement disorders, PBT434, which had previously progressed through extensive modelling in Parkinson’s disease, has progressed through the Translational Research program and has demonstrated evidence of efficacy in several models of ‘Atypical Parkinsonian disorders, including Multiple System Atrophy, Corticobasal Degeneration and Progressive Supranuclear Palsy.

New novel candidate MPACs have been identified in the discovery phase of the research program during 2015 and planning is underway to advance the most promising candidates into the Translational Research program later in calendar 2015.

Alzheimer’s disease

PBT2, our lead MPAC for Alzheimer’s disease, is the result of rational drug design and was built “from the ground up” to fulfill very specific criteria.  It was designed so that it will be orally bioavailable and cross the blood-brain barrier and to have an improved safety and efficacy profile compared to the prototype MPAC, PBT1.  Phase I trials for PBT2 were completed by February 2006 in healthy young and aged volunteers and demonstrated that the drug was well tolerated and suitable for Phase II clinical development.

In 2008, top line results for a Phase IIa clinical study in mild Alzheimer’s disease patients were announced, including the primary endpoints of safety and tolerability being met together with several secondary endpoints in biomarker and cognition endpoints also being met.  In November 2009, an erratum to the July 2008 edition of The Lancet Neurology journal was published that corrected the original results of the neuropsychological test battery, or NTB, arising from the Phase IIa trial.  The corrected results show that the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo.

In March 2011, we announced that the New York-based Alzheimer’s Drug Discovery Foundation would make a $700,000 project-based investment towards a Phase II imaging biomarker study in 40 patients with prodromal or mild Alzheimer’s disease.  In March 2014, top line results for the study were announced. The study entailed the use of an amyloid imaging ligand to detect changes in brain beta-amyloid burden after 52 weeks treatment with PBT2 or placebo. For more information, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

In July 2008, the results of extensive pre-clinical research findings for PBT2 were published in the journal Neuron. The paper by Prana scientist, Associate Professor Paul Adlard was entitled, “Rapid restoration of cognition in Alzheimer’s transgenic mice with 8-hydroxyquinoline analogs is associated with decreased interstitial Aβ”. The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission.  In March 2009, we published further data on the impact of PBT2 on synapses in transgenic animal models.  The findings demonstrated that PBT2 could prevent the loss of synapses in these Alzheimer’s disease animal models, indicating that PBT2 has a potent neuroprotective effect on neurons, consistent with the observation that PBT2 can improve cognitive performance in impaired transgenic animals.

During 2009 and 2010, our scientists further examined the apparent link between aging and disease related defects due to metal imbalances in the brain.  In February 2010, we reported in The Journal of Neuroscience on the loss of synaptic zinc uptake mechanisms in aged animal models and how this correlated with cognitive impairment.  Our scientists also investigated the molecular basis for the neuroprotective qualities of PBT2 in animal models of Alzheimer’s disease.  They found that several important intracellular signaling pathways required for neuronal function were stimulated when animals were treated with PBT2.  In March 2011, we reported in the scientific journal PLoS ONE that in the same Alzheimer’s animal model where PBT2 is able to significantly improve cognition, it also caused changes in the brain anatomy.  Specifically, it was observed that PBT2 treatment had significantly increased the numbers of spines on the branches (or dendrites) of neurons in the hippocampus, a memory centre affected in Alzheimer’s disease.  Increasing the number of spines permits many more neurons to interconnect with any particular neuron thereby increasing the brain’s capacity to carry out learning and memory functions. These findings provide an insight into how PBT2 helps preserve and protect neurons in Alzheimer’s disease and also in animal models of Huntington disease.

In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain contributes to mechanisms related to its anti-toxic effects of Alzheimer’s disease, including inhibition of beta-amyloid aggregation and promotion of the activation of GSK3 protein, an important brain protein suggested to be involved in Alzheimer disease.  In addition, one of our research scientists, Dr. Paul Adlard, received an Australian National Health and Medical Research Council, or NHMRC, grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, "The role of metals in healthy brain aging: identification of novel compounds to prevent age-related cognitive decline.”  The grant will provide an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and Alzheimer disease.  Also in October 2011, our scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2's copper binding and transport activity can inhibit brain excitotoxicity, which is the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors).  Excitotoxicity is a common feature in the brains of patients affected by neurodegenerative disorders such as Alzheimer’s disease and Huntington disease.  In March 2012, our Chief Scientific Advisor, Professor Rudolph E. Tanzi, published an important body of work on the role of brain metals in the etiology of Alzheimer’s disease, supporting Prana’s therapeutic strategy.  The paper was entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s disease’ published in PLoS ONE in March 2012.

In March 2013, Dr Paul Adlard, presented a paper entitled, “Metal Chaperones are novel therapeutic agents for tauopathy.”  The findings presented exemplified that the ability of PBT2 to intercede in aberrant metal and target protein interactions and to correct abnormal metal distribution in the brain resulted in PBT2 being able to prevent the formation of ‘tangle like’ inclusions in neurons in a mouse model. Tau tangles are known to cause neuronal death. This work builds upon the knowledge that PBT2 can prevent the metal mediated toxic gain of function of target proteins such as Abeta and tau to form harmful aggregates in the brain.  The data was generated in transgenic mouse model of tauopathy and demonstrated a significant decrease in tau tangle formation, a significant increase in cortical and hippocampal neurons and significant increase in cognitive performance as measured by the Y-maze.

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

       The underlying MPAC mechanisms of action of PBT2 work to prevent metal mediated neurodegenerative processes including oxidative stress, formation of toxic amyloid oligomers and compromised neuronal and synaptic function leading to cognitive impairment. In Alzheimer’s disease, beta-amyloid aggregates in the synaptic cleft have been associated with impaired synaptic transmission as evidenced by reduced Long Term Potentiation experiments (LTP) in mice. Prana scientists have published that PBT2 is able to inhibit the beta-amyloid induced inhibition of LTP, thus restoring synaptic capability and cognitive function. In February 2015, a new mechanism of action of PBT2 was published in Neurobiology of Disease which demonstrated the ability of PBT2 to protect against glutamate-induced (synaptic) excitotoxicity in a metal dependent manner. The paper was entitled, “PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning”. The over excitation of NMDA receptors in glutamatergic neurons leads to mitochondrial damage and cell death and has been postulated as one of the pathological events in Alzheimer’s disease and Huntington disease. Further elucidation of the protective role of PBT2 is required, however it appears that the zinc ionophore property of PBT2 works to increase intracellular zinc in the post synaptic terminal, triggering the release of calcium which in turn, leads to neuroprotective pathways being activated inside the neuron that prevent excitotoxicity.

Huntington disease

Huntington disease is a crippling genetic neurodegenerative disorder of the central nervous system caused by a mutation in a gene which encodes the huntingtin protein.  The disease results in progressive deterioration of physical, cognitive and emotional abilities that lead to severe incapacitation and eventually death, generally 15-25 years after the onset of the disease.  Huntington disease primarily affects adults, usually between the ages of 30 and 50.

U.S.-based researchers have presented the effects of clioquinol in an animal model of Huntington disease, showing evidence of improved behavior, motor skills and inhibition of the abnormal form of the Huntingtin protein.  Based on these findings, we have tested several proprietary MPACs in collaboration with researchers based at the Veterans Affairs Medical Center and the Department of Neurology, University of California, San Francisco, under a collaborative research agreement.  PBT2 has shown good efficacy in the R6/2 mouse model of Huntington disease.

In late July 2008, we received the findings from a report commissioned by us from U.S.-based clinical researchers on the suitability of PBT2 for Huntington disease.  The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington disease model mice and its promising safety and efficacy findings in the earlier Alzheimer’s disease Phase IIa study with PBT2.  The report recommended that we proceed to clinical trials in Huntington disease research participants.

In July 2010, we presented data emerging from our research and development that the neuroprotective qualities of our lead product candidate PBT2 indicate that it may have clinical application in Huntington disease patients in addition to Alzheimer’s disease.  At the International Conference on Alzheimer’s disease in Hawaii, Dr. Robert Cherny described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in the transgenic mouse model of Huntington disease.  In addition, PBT2 appears to prevent the aggregation of the hallmark toxic mutant huntingtin protein.  Examination of the brains of transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, further evidencing the neuroprotective attributes of PBT2 that had been reported earlier in our work on Alzheimer’s disease.

In December 2010, our management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington disease with PBT2.  The group comprised leading clinical researchers from Australia and the United States, including members from the Huntington Study Group based in the United States and Australia.  The team designed a six month Phase IIa clinical trial testing study most appropriate for PBT2, or the Reach2HD Trial, which included a double blind placebo controlled study of patients with early to mid-stage Huntington disease. For additional details regarding the clinical trial in Huntington disease with PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

In December 2012, we announced the publication of the paper entitled, "PBT2 extends lifespan, reduces striatal atrophy and improves motor performance in a transgenic mouse model of Huntington disease" in the Journal of Huntington disease. This paper describes how PBT2 significantly improved functional performance of the mice in the R6/2 model as a consequence of the neuroprotective properties of PBT2 by regulating certain metal mediated events in the brain.

        As described in the preceding section, ‘Platform Technology, Discovery and Translational Research Programs – Alzheimer’s disease’, in October 2013 Prana scientist Associate Paul Adlard published a paper in the journal Aging Cell, demonstrating that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice.  Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Prana scientists have shown to be significantly improved by PBT2 administration.  In particular, this restoration of cognitive function was accompanied by an increase in underlying hippocampal neurons, synaptic density and neuronal proliferation markers around the lateral ventricles, a region susceptible to atrophy in Huntington disease.

Important support for the role of copper in the disease process in Huntington disease came from Tsinghua University in China (Xiao et al PNAS 2013). Using a Drosophila model of Huntington disease, bearing an expanded polyQ Htt gene, workers showed that altered expression of genes involved in copper metabolism significantly modulates disease progression. Intervention in dietary copper levels also modified Huntington disease phenotypes in the fly and copper reduction decreased the level of oligomerized and aggregated Htt protein. Critically, substitution of two potential copper-binding residues of Htt, Met8 and His82, completely dissociated the copper-intensifying toxicity of Htt exon1-polyQ. The authors specifically identified copper binding compounds as an ideal therapy for Huntington disease.

Parkinson's Disease and Movement Disorders

Parkinson’s disease, another crippling disease of the aging population, causes a progressive slowing of movement, tremors and the loss of fine motor control due to the death of substantia nigral cells in the brain.  The substantia nigral cells produce the neurotransmitter dopamine in the brain, which is required for normal motor coordination.  Increasingly, dementia is also being recognized as a significant component of Parkinson’s disease.  Existing therapies, such as dopaminergic agents, may provide some short-term symptomatic relief, but do not address the underlying cause of the disease.  We believe that our MPACtechnology may affect the aggregation of the proteins concerned in Parkinson’s disease and related movement disorders.

During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Florey Institute of Neuroscience and Mental Health in Melbourne, or the Florey Institute, to assist in the examination of the effect of MPACs administered to the 6-hydroxydopamine (PD) mouse model and the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease, which concluded with positive results.    These two mouse models mimic the disease by using these toxins to destroy over time the cells of the substantia nigra, the area of the brain affected in Parkinson’s disease, leading to motor function loss.  We began investigating the efficacy of selected MPACs in these two models to screen for possible MPAC candidates as treatment candidates for Parkinson’s disease. During 2009 and 2010, our lead Parkinson’s disease treatment candidate emerged, PBT434.  PBT434 demonstrated significant improvement in models motor function and coordination in both models.  As this improvement was observed when the candidate compound was administered after toxins had destroyed significant amounts of substantia nigra tissue, the findings indicate that the compound can restore and maintain normal neuronal function. During 2011, further mechanistic characterisation work was undertaken, and it was demonstrated that PBT434 reduces the accumulation of the target protein in Parkinson’s disease, alpha-synuclein, and elevates the levels of the neuroprotective protein, DJ-1, which helps to modulate and reduce oxidative stress in neurons.

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

In November 2012, Prana scientists, Dr. Robert Cherny and Associate Professor David Finkelstein, Head of the Synaptic Neurobiology laboratory at the Florey Institute, received an NHMRC grant to study the benefits of PBT434 in a program entitled, "Identifying the mechanisms of action of a novel 8-hydroxyquinazolinone in models of Parkinson's disease." The program will help elucidate some of the innate mechanisms of action of PBT434.

In June 2013, Prana’s science was highlighted at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders, in Sydney, Australia. Professor Colin Masters, Director of The Mental Health Research Institute at the Florey Institute and Assoc. Professor David Finkelstein presented data showing that PBT434 is able to prevent the aggregation of alpha synuclein  protein target in Parkinson’s and other movement disorders. The ability of PBT434 to reduce alpha synuclein has highlighted the opportunity for PBT434 to be investigated in other movement disorders characterized by the over expression alpha synuclein including the orphan indication of Multiple System Atrophy a relatively rare ‘atypical parkinsonian’ indication.

The MPAC metal binding and chelation properties of PBT434 promote redox silencing of iron, metal homeostasis and intercede in metal induced oxidative modification and aggregation of toxic α-synuclein species. Part of this mechanistic information was supported in part by Parkinson’s UK grant of £150,000 awarded in 2013 to Leeds University in collaboration with Professor David Finkelstein and Associate Professor Robert Cherny of the Florey Institute and Prana’s Head of Research on the research.

As described above, PBT434 is neuroprotective having demonstrated significant preservation of the substantia nigra, a brain region containing dopaminergic neurons responsible for motor coordination. This has translated into improved motor function, coordination and cognition in the MPTP and 6-OHDA mouse models of Parkinson’s disease and over the last two years, in the alpha-synuclein over expressing transgenic mouse model TgA53T.  Over the past two years PBT434 has been profiled in mouse models of atypical Parkinsonian conditions including the orphan indications; Multiple System Atrophy (MSA) and Tauopathies such as Corticobasal Degeneration and Progressive Supranuclear Palsy. An outline of results to date includes:

●
Significantly improved motor function and coordination as tested by the ability of MSA mice to remain on a rotating rod. Indeed this improvement has been sustained for five months. A reduction in the accumulation of the insoluble forms of α-synuclein.

●
In TgA53T, a generic model of synucleinopathy, to investigate Dementia with Lewy Bodies, animals treated with PBT434 exhibited significantly increased numbers of s.nigra neurons and a significant reduction in insoluble α-synuclein and incidence of clasping behaviour. Cognition evaluated using the Y-Maze is also significantly improved.

●
In mutant overexpressing tau mice, rTg4510, PBT434 has demonstrated highly significant improvement in the Y-maze cognitive assessment. A significant reduction in the number of abnormal tau deposits in the hippocampus of 12 month old mice.

A comprehensive ICH compliant IND-enabling non-clinical program has been conducted to evaluate PBT434’s pharmacologic and pharmacokinetic profile, including an ICH compliant battery of GLP studies and a series of non GLP preclinical studies. The GLP program included: in vitro genotoxicity studies, safety pharmacology studies (the in vitro hERG, IRWIN and respiratory studies in rats and a telemetry study in dogs) and two pivotal 28 day toxicokinetic studies with recovery phase conducted in the rat and dog.  The preclinical studies included: in vitro metabolism, drug interaction and plasma protein binding studies and in vivo PK and brain distribution studies in the rat and mouse. Overall PBT434 has been shown to be well tolerated with limited toxicity.  It is anticipated that subject to regulatory approval PBT434 will commence its Phase 1 program during 2016 in healthy volunteers to investigate safety, tolerability, pharmacokinetics, pharmacodynamics and putative biomarkers of PBT434.

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

Also in November 2009, Prana presented its pre-clinical and clinical information package on PBT2 to the FDA in accordance with the Pre-Investigational New Drug, or IND, Consultation Program.  The meeting provided useful guidance on possible steps to take to open an IND Application with the FDA to undertake clinical trials in the United States in Alzheimer’s disease or Huntington disease.  The meeting provided us with important information to help form our regulatory strategy for the development of PBT2 in these neurological indications.

        In November 2011, we announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence a 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild Alzheimer disease.  The study was supported in part by a grant of U.S.$700,000 from the New York based Alzheimer's Drug Discovery Foundation, or ADDF.  The trial entailed forty patients treated for twelve months with either 250mg PBT2 or a placebo.  The trial was designed to investigate the effect of PBT2 on a patient’s beta amyloid burden in the brain as measured by Positron Emission Tomography imaging (PET), secondary endpoints included brain metabolic activity as measured by F-18-fluorodeoxyglucose, FDG - PET and brain volume by Magnetic Resonance Imaging, or MRI, and safety.  No significant changes in the primary endpoint comparing beta amyloid burden as measured using the imaging agent, Pittsburgh compound B (PiB) in the 27 patients treated with 250mg PBT2 compared to the 15 patients on placebo. Confounding interpretation of the result was the observed overall decline in amyloid burden in the placebo group. No improvement was observed for the secondary endpoints including brain metabolic activity, cognitive and functional measures.  However, for patients treated with PBT2 there was a trend towards preserving brain volume in the hippocampus compared to those patients on placebo. A key secondary endpoint was the safety profile of PBT2 after 52 weeks treatment – the longest duration of PBT2 exposure to date in a clinical trial. The adverse event profile of the treatment versus placebo group was equivalent and 40 of the 42 enrolled participants completed the 52 week trial. Participants were provided the option to continue treatment on PBT2 for a further 52 weeks in an open label study, the ‘IMAGINE Extension study’ and thirty three participants elected to do so with twenty-seven participants completing the IMAGINE Extension study. In June of this year we reported that the independent Data Safety Monitoring Board did not identify any safety concerns related to PBT2 over the combined two year period of the IMAGINE and IMAGINE Extension studies. Analysis of the IMAGINE Extension data is ongoing, but the findings to date (unpublished) do not distinguish between 12 and 24 months of exposure to PBT2 on any of the measured trial outcomes. However, exploratory post-hoc information from the Extension phase suggest that for the cohort of 27 trial participants that completed all 24 months (11 of the 15 participants that started IMAGINE on placebo together with 16 of the 25 participants that remained on PBT2 for 24 months), the amyloid levels decreased in this cohort compared to an historical control group from the Australian Imaging Biomarker and Lifestyle (AIBL) study.

In late 2012 we finalized the enrolment to a Phase II trial to test PBT2 in patients with Huntington disease.  The trial, known as "Reach2HD", was undertaken under an open IND application through the FDA and was conducted in clinical sites across the United States and Australia.  The Phase IIa trial design entailed a double blind placebo controlled study of 109 patients with early to mid-stage Huntington disease. The primary objective for the trial was safety and tolerability of PBT2 in this Huntington disease patient population. Secondary endpoints included the effect of PBT2 on cognition, behaviour, functional capacity, motor effects.  In addition, a small (n=6)  exploratory arm of the study, was undertaken under the guidance of the co-Principal Investigator of the study, Professor Diana Rosas, using MRI brain imaging to undertake iron mapping and volumetric assessment in a patient’s brain.  Professor Rosas has published that iron and other metals change in concentration and distribution in the brain with increasing severity of the condition.  This study was the first clinical trial with PBT2 in this patient population and the results were reported in February 2014. The primary objective of the study was achieved with PBT2 being demonstrated as safe and well tolerated in this first study of PBT2 in Huntington disease.

Cognition was pre-specified as the primary efficacy endpoint and was assessed using three Composite z-scores selected from individual tests; Category Fluency, Trail Making Test Part B, Map Search, Symbol Digit Modalities and Stroop Word Reading. The Main Cognition Composite – comprised of all five tests was not improved with treatment, nor was the Exploratory Cognition Composite – comprised of all five tests in addition to the Speeded Tapping Test. However, the Executive Function Composite, comprised of the Trail Making Test Part B and Category Fluency Test was significantly improved at 12 weeks (p=0.005) and trended towards improvement at 26 weeks (p=0.069). In the early stage Huntington disease patients, there was a significant improvement in the Executive Function composite (p=0.038). Of particular note, the Trail Making Test Part B of itself was significantly improved at 12 weeks (p=0.001) and at 26 weeks (p=0.042).

There were no significant findings in the other secondary endpoints although there was a small but positive signal in the Total Functional Capacity score.  Interestingly, while the MRI did not detect changes in brain iron distribution in the study, the rate of brain cortical tissue thinning was greater in the placebo group compared to the two combined PBT2 treatment groups (100mg and 250mg).

In September 2014, we announced that PBT2 had been granted Orphan Drug designation in the treatment of Huntington disease by the FDA. Orphan Drug designation confers a number of incentives to drug developers including increased facilitation of communication with regulators to achieve concurrence on the development of the Orphan drug towards market approval. To achieve Orphan Drug designation, it must be established that the disease indication is of relatively low prevalence, that there is no existing comparable treatment option for patients and that the drug offers a plausible treatment. In June 2015, the European Commission approved orphan drug designation for PBT2 for the treatment of Huntington disease, stating that we have shown that PBT2 might be of significant benefit for patients with Huntington disease. The approval was based on the recommendation of a positive opinion from the EMA Committee for Orphan Medicinal Products.

Notwithstanding the clinical safety demonstrated to date with PBT2 in our Phase II programs in Alzheimer’s disease and Huntington disease, in February 2015 we reported that the FDA had placed PBT2 on Partial Clinical Hold, or PCH, based on particular non-clinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials. To have this limitation removed, the FDA has required us to establish how the dog study is not relevant to future PBT2 trials in humans or, to describe a strategy to safely proceed with clinically relevant dosages in future clinical trials with PBT2.  While our response to the FDA requirements has the proximate goal of removing the PCH, we have used this exercise more broadly to create a strong clinical and non-clinical package of data and its interpretation, to facilitate clinical and commercial development of PBT2, not only in the United States but globally, for both Huntington disease and Alzheimer’s disease. The process for assembling this package was facilitated with the appointment of third party specialist pharmacometricians, clinical safety physicians and clinical pharmacologists. They have undertaken extensive safety analyses to characterize the behavior of PBT2 drug exposure in the dog and human and how this translates to the comparative safety profile in the dog relative to humans. Based on the emerging strong safety profile for PBT2, we are preparing a robust safety monitoring plan for future trials in Huntington disease .These plans will be submitted to the FDA as part of our response and the combined FDA non-clinical, clinical pharmacology and safety analysis package will be used in submissions to European and other regulators in support of our global development plans and prospective marketing approvals.

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

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third party proprietary rights.  Such litigation could result in substantial costs and diversion of effort by us.  We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the U.S. Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors.  Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

In addition to patent protection, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise that are protected in part by confidentiality and invention assignment agreements with our employees, advisors and consultants.

Patent Portfolio

Prana retains its intellectual property strategy of seeking the broadest possible protection over its drug assets, in the form of ‘composition of matter’ claims and claims to the use of those drugs for the treatment of neurodegenerative diseases.  Over the last year we have received numerous further approvals from international patent office’s relating to our MPAC patent estate. Consequently, the majority of patents covering our lead MPAC’s - PBT2 and PBT434 have now been granted.

We continue to work towards the discovery of new chemical entities that may be effective drugs for the same and related diseases, with the objective of filing new patents according to those developments.

A total of six national phase patent case families protect our core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold.  The majority of these patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to our lead MPACs for Parkinson’s disease/movement disorders and brain cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:

(i)
In November 2014, we achieved Allowance of patent claims in the United States covering the use of PBT2 for the treatment of Alzheimer’s disease. These claims provide a second level of protection, in addition to the successfully granted composition of matter claims to PBT2 in a related application.

(ii)
In October 2014, we filed a further Continuation application in the United States, with claims seeking coverage of the use of 8-hydroxyquinoline compounds for the treatment of Huntington’s disease. This case is currently in active prosecution with the USPTO.

(iii)
In October 2014, we filed a second Continuation application in the United States, with claims seeking coverage of the use of 8-hydroxyquinoline compounds, other than PBT2 for the treatment of Alzheimer’s disease. This case is currently in active prosecution with the USPTO.

(iv)
In April 2015, we received Notice of Grant from the Israeli Patent Office for our key patent protecting PBT519.  The patent, which is entitled, ‘Method of treatment and prophylaxis and agents useful for same’ covers the composition of matter of selected pyridopyrimidine compounds, including PBT519. We have also Validated the European patent of this case in 16 major jurisdictions.

(v)
In April 2015, we received Notice of Grant from the Japanese and United States patent offices in relation to the patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434 and their uses for neurological conditions, particularly Parkinson’s disease.

(vi)
In March 2015, we filed two Australian provisional patent applications directed to novel methods of synthesising compounds including the candidate PBT434 and compounds of similar structure. These patents are titled ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-I’ and ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-II‘.

(vii)
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

(viii)
An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed in January 2015 to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

Patent prosecution update

PATENT	STATUS	INVENTION
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana.	Patents have been granted in the USA, Canada and Australia.
The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana and The General Hospital Corporation	Patents have been granted in Australia, New Zealand, Canada, China and the USA (2). A case has been Granted in Europe and has been validated in separate countries.
The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates.  The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana
Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted.  A patent in Hong Kong has been registered. Applications in India and Brazil are under examination. Two continuation applications in the USA are also under examination.

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
“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana	A Patent has been granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s disease.
“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana	A patent has been granted in the USA.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.
“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana	A patent has been granted in the USA.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s disease.
“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana
Patents have been granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand. A case has been Granted in Europe and has been validated in separate countries. Applications are under examination in the USA, India and Brazil. Patents only directed to F4 type chemical structures have been allowed to lapse.

This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration. The case has since been divided into two separate applications that each contain composition of matter claims on two different chemical scaffolds.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana	A patent has been granted in the USA, China, Australia, Canada and Japan. A case has been granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana	Patents have been granted in New Zealand, Japan, USA and Australia. Remaining applications in Canada, and Europe are under examination	This invention is directed to anti-amyloid angular metallocomplex compounds for the treatment of Alzheimer’s disease.
“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2013 Applicant: Prana	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline derivatives.
“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana	Patents have been granted in Japan and the USA. Applications in Australia and Europe, are undergoing prosecution.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s disease.
“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: 12 March 2016 Applicant: Prana	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.
“A method of the production of 2-substituted-3H-quinazolin-4-ones-II” Filed: 12 March 2016 Applicant: Prana	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

On January 1, 2001, we entered into a license agreement with the General Hospital Corporation, or GHC, at Massachusetts General Hospital, under which we licensed from GHC certain patents.  The agreement was subsequently amended on August 8, 2001 and March 15, 2004.  Under the agreement, as amended, the license for a particular patent expires at the end of the term of the patent rights under the respective patent.  In general, the anticipated patent expiration date is 20 years from the filing date of the respective patent application.  Under the agreement, we agreed to pay GHC a total of U.S.$166,590 in monthly installments over a 30 month period beginning January 1, 2001 and U.S.$182,000 in monthly installments over a 30 month period beginning August 1, 2001 for the right to use the results of research under the license agreement.  Such obligations have been satisfied by us in full, and we hold the rights under the license.  We currently retain a license under the agreement with GHC for the patent ‘Neurotoxic Oligomers.’  This international patent application (PCT application) was filed on June 28, 2000 and matured into national phase prosecution in Canada, China, Europe, Japan and the U.S.  Patents have been granted in Europe, Canada, China, Australia and New Zealand to both the active vaccines and the use of antibodies as a passive vaccine for Alzheimer’s disease.  A patent has also been granted in the United States containing claims to an active vaccine.  A further patent has been granted in the United States that contains claims to antibodies as a passive vaccine for Alzheimer’s disease.  The patent is expected to expire on June 28, 2020.  The invention is directed to a novel target for an Alzheimer’s disease vaccine.  The technologies or products that may arise from this invention include toxic dimerized full length or fragments of beta-amyloid as active vaccines for Alzheimer’s disease or antibodies to these beta-amyloid fragments as passive vaccines for Alzheimer’s disease.  The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention.  The milestones have not been met to date.

Competition

We believe that we will face competition in differing levels of intensity in all of the areas in which we are conducting research.  Our competitors, which are located worldwide, are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions.  These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive.  Many of these competitors have greater financial, research and screening capabilities, technical resources and manufacturing and marketing capabilities than we do.  In addition, many of our competitors have much more experience than we do in pre-clinical testing and human clinical trials of new or improved drugs, as well as in obtaining FDA, EMA, TGA and other regulatory approvals.

Regulatory Considerations

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from those activities will be, subject to regulation by human research ethics committees and institutional research boards, as well as numerous governmental authorities in Australia, principally the TGA, the FDA in the United States, the MHRA in the United Kingdom and the EMA in Europe.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMA and MHRA.

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

During the course of clinical trials and non-clinical studies, including toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects.  If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products.  In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by human research ethics committees, institutional research boards, the TGA, EMA, FDA or other regulatory authority for any or all targeted indications.  Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market.  We cannot make any assurances that PBT2, PBT434 or any other development or product candidate will be safe or effective when administered to patients.

Manufacturing and Raw Materials

Our lead compound, PBT2, is manufactured by Dr. Reddy’s, based in Hyderabad, India. At this time, we are relying on this manufacturer to enable future and efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington patients. However, we are investigating other manufacturers as ‘back-up’ and alternative suppliers of drug substance and to facilitate manufacture of pre-registration GMP compound.  At this time, we also rely on a sole manufacturer, Patheon, to encapsulate PBT2.  We intend to continue this approach, subject to ongoing appraisal of our manufacturing needs and financial position.

We cannot make any assurances that we will be able to manufacture sufficient quantities of PBT2 or any other development or product candidate in a cost-effective or timely manner.  Any delays in production would delay our non-clinical and human clinical trials, which could adversely affect our business, financial condition and results of operations.  We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways for most, if not all, of the products that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain an acceptable purity for any product candidate or an acceptable product specification, non-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We cannot guarantee that it will be possible to scale up new synthetic processes or make the necessary validated process improvements to provide sufficient API for clinical drug trials, which could indefinitely delay the initiation of clinical trials utilizing API.  We also cannot guarantee that the API will be suitable for high throughput encapsulation to produce drug product.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively, both of which are currently inactive.

D.	Property, Plants and Equipment

Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet.  The lease for the facility, which expires on September 30, 2016, has an annual rent of A$149,824.

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

Overview

We are a development stage enterprise at an early stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration of the brain.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in discovery phase or early and mid-stage of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including non-clinical testing and clinical trials, as well as for obtaining regulatory approval.  To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.    We have completed two Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  We have completed the “IMAGINE” Phase II biomarker imaging trial in Alzheimer’s disease and a fifty two week open label IMAGINE Extension study and the “Reach2HD” Phase IIa trial in Huntington disease.  For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

Research and development payments.  Expenditure during the research phase of a project is recognized as an expense when incurred.  Where no internally generated intangible assets can be recognized, development expenditure is recognized as an expense in the period as incurred.  Development costs are capitalized if and only if, all of the following are demonstrated:

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

        Internally-generated intangible assets, capitalized development costs, are stated at cost less accumulated amortization and impairment, and are amortized on a straight-line basis over their useful lives from the point at which the asset is ready for use.

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

Gain (loss) on fair value of financial liabilities.  Each reporting period we are required to revalue financial liabilities.  We recorded financial liabilities attributable to warrants that were issued to the investors in our private placement in the United States in June 2004 and with respect to options issued in a private placement to investors in February 2011.  The warrants which were issued in 2004 expired on June 4, 2009, permitted the investors to purchase an aggregate 3,000,000 ADSs at an exercise price of US$8.00 per ADS.  Because the warrants were exercisable in a currency that is not the functional currency of our company, they were required to be classified as a financial liability.  These warrants expired without being exercised.  The 2011 options, which expire on February 25, 2016, permit the investors to purchase an aggregate 612,397 ordinary shares at an exercise price of A$0.17 per share.  When the fair value of the outstanding 2011 options increase or decrease, the difference is recorded as a gain or loss, as applicable, on the fair value of financial liabilities.

Results of Operations

Year ended June 30, 2015 compared to year ended June 30, 2014

Revenue from ordinary activities

Revenue from continuing operations (consisting of interest income only) decreased to A$176,842 for the year ended June 30, 2015 from A$363,775 for the year ended June 30, 2014, a decrease of A$186,933, or 51.39%. The decrease in revenue from continuing operations in the 2015 fiscal year is primarily attributable to lower cash and cash equivalents held in A$ interest bearing accounts throughout the year and lower prevailing interest rates.

Other Income

We had other income of A$6,317,438 for the year ended June 30, 2015, including A$6,088,897 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  We had other income of A$7,845,396 for the year ended June 30, 2014 relating to eligible research and development activities, on which we were entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  The decrease in the research and development tax incentive is attributable to reduced eligible expenditures incurred in the 2015 fiscal year as described below.

Research and development expenses

Our research and development expenses decreased to A$12,298,167 for the year ended June 30, 2015 from A$14,908,098 for the year ended June 30, 2014, a decrease of A$2,609,931, or 17.51%.  The decrease in research and development expenses in the year ended June 30, 2015 is primarily attributable to the majority of the expenses relating to the completion and reporting of both the Alzheimer ’s disease “IMAGINE” and Huntington Disease “Reach2HD” Phase II studies and pre-Phase III development and manufacturing costs being incurred in the previous year.

Corporate personnel expenses

Corporate personnel expenses increased to A$2,344,337 for the year ended June 30, 2015 from A$2,059,642 for the year ended June 30, 2014, an increase of 284,695, or 13.82%.  The increase in corporate personnel expenses in the 2015 fiscal year is primarily attributable to an increase in personnel numbers.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased to A$257,299 for the year ended June 30, 2015 from A$477,079 for the year ended June 30, 2014, a decrease of A$219,780, or 46.07%.  The decrease in intellectual property expenses in the 2015 fiscal year was primarily the result of the maturation of the company IP portfolio.  Specifically, expenditure on local patent attorney services has decreased commensurately with patents Granted and no longer requiring billable prosecution.  Due to the majority of patents in the portfolio now being Granted, renewal costs now represent a significant proportion of intellectual property expenses.

Auditor and accounting expenses

Auditor and accounting expenses increased to A$416,271 for the year ended June 30, 2015 from A$342,609 for the year ended June 30, 2014, an increase of A$73,662, or 21.50%.  The increase in auditor and accounting expenses in the 2015  fiscal year is primarily attributable to increased costs for services provided in connection with filings made with the Securities and Exchange Commission and compliance with section 404 of the Sarbanes Oxley Act of 2002 (SOX 404)  regulations.

Travel expenses

Travel expenses decreased to A$125,532 for the year ended June 30, 2014 from A$421,013 for the year ended June 30, 2014, a decrease of A$295,481, or 70.18%.  The decrease in travel expenses in the 2015 fiscal year is primarily attributable to a lower amount of overseas travel by executives and consultants for company business meetings and travel to overseas manufacturing, non-clinical and clinical study sites.

Public relations and marketing expenses

Public relations and marketing expenses decreased to A$87,851 for the year ended June 30, 2015 from A$358,597 for the year ended June 30, 2014, a decrease of A$270,746 or 75.50%.  Our public relations and marketing expenses consist primarily of costs relating to our U.S.-based investor relations consultants.  The decrease in public relations and marketing expenses in the 2015 fiscal year is primarily attributable to increased communications in the prior year regarding our clinical trial programs active at that time.

Depreciation expenses

Depreciation expenses increased to A$31,587 for the year ended June 30, 2015 from A$22,384 for the year ended June 30, 2014, an increase of A$9,203 or 41.11%.  The increase in depreciation expenses in the 2015 fiscal year is primarily attributable to additional computer equipment and furniture and fittings in the aggregate amount of A$21,972 purchased during the 2015 fiscal year.

Other expenses

Other expenses from ordinary activities decreased to A$1,626,076 for the year ended June 30, 2015 from A$2,142,179 for the year ended June 30, 2014, a decrease of A$516,103, or 24.09%.  The decrease in other expenses in the 2015 fiscal year is primarily attributable to a decrease in business development activity during the current fiscal year.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$4,721,449 for the year ended June 30, 2015 compared to a foreign exchange loss of A$746,593 for the year ended June 30, 2014.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euros.  In the 2015 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favourable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2014 fiscal year, the Australian dollar appreciated against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars  In the two fiscal years ended June 30, 2015, the Australian dollar depreciated against the Great British Pounds and Euros, which had a favourable impact on the Australian dollar value of our cash held in Great British Pounds and Euros.  In the 2015 fiscal year, we incurred a foreign exchange gain of A$4,950,257 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of $2,995 attributable to the trade payables balances that we held in U.S. dollars, Great British Pounds and Euros and a foreign exchange loss of A$231,803 attributable to foreign currency transactions. In the 2014 fiscal year, we incurred a foreign exchange loss of A$579,748 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$1,487 attributable to the cash balances that were held in British Pounds, a foreign exchange gain of A$28 attributable to cash balances that were held in Euros and a foreign exchange loss of A$165,330 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

We recorded a gain on fair value of financial liabilities of A$86,322 for the year ended June 30, 2015 compared to a loss on fair value of financial liabilities of A$30,238 for the year ended June 30, 2014.  The gain in 2015 and loss in 2014 is attributable to the change in value of warrants that were issued in connection with an agreement signed with the ADDF. The gain and loss on fair value of financial liabilities is also attributable to the changes in the market price of our ADSs and the volatility of the ADS market price.

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

Research and development expenses

Our research and development expenses (including research and development expenses paid to related parties) increased to A$14,908,098 for the year ended June 30, 2014 from A$8,203,822 for the year ended June 30, 2013, an increase of A$6,704,276, or 81.72%.  The increase in research and development expenses in the year ended June 30, 2014 is primarily attributable to remaining expenditure for the conduct of the ‘Reach2HD’ Huntington disease trial, the ‘IMAGINE’ Alzheimer’s disease trial and the ongoing IMAGINE –Extension trial together with the initiation of new API (Active Pharmaceutical Ingredient) manufacturing campaigns.

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

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$746,593 for the year ended June 30, 2014 compared to a foreign exchange gain of A$140,761 for the year ended June 30, 2013.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, Great British Pounds and Euros.  In the 2014 fiscal year, the Australian dollar appreciated against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.  In the 2013 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favourable impact on the Australian dollar value of our cash held in U.S. dollars.  In the two fiscal years ended June 30, 2014, the Australian dollar depreciated against the Great British Pounds and Euros, which had a favourable impact on the Australian dollar value of our cash held in Great British Pounds and Euros.  In the 2014 fiscal year, we incurred a foreign exchange loss of A$579,748 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$1,487 attributable to the cash balances that were held in British Pounds, a foreign exchange gain of A$28 attributable to cash balances that were held in Euros and a foreign exchange loss of A$165,330 attributable to foreign currency transactions. In the 2013 fiscal year, we incurred a foreign exchange gain of A$102,280 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$159 attributable to the cash balances that were held in British Pounds, a foreign exchange gain of A$5,225 attributable to cash balances that were held in Euros and a foreign exchange gain of A$33,097 attributable to foreign currency transactions.

Gain (loss) on fair value of financial liabilities

We recorded a loss on fair value of financial liabilities of A$30,238 for the year ended June 30, 2014 compared to a loss on fair value of financial liabilities of A$126,059 for the year ended June 30, 2013.  The loss in both 2014 and 2013 is attributable to the change in value of warrants that were issued in connection with an agreement signed with the ADDF. The loss on fair value of financial liabilities is also attributable to the changes in the market price of our ADSs and the volatility of the ADS market price.

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

Recently Issued International Accounting Standards and Pronouncements

New and Amended Accounting Standards and Interpretations Issued and Effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2015 that would be expected to have a material impact on us.

Accounting Standards Issued But Not Yet Effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2015 reporting periods:

Pronouncement	Title (Issue date)	Effective date
Amendment to IFRS 11	Joint arrangements on acquisition of an interest in a joint operation	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendment to IAS 16 and IAS 41	Property, plant and equipment and Agriculture, regarding bearer plants	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendment to IAS 16 and IAS 38	Property, plant and equipment and Intangible assets on depreciation and amortization	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
IFRS 14	Regulatory deferral accounts	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.

Pronouncement	Title (Issue date)	Effective date
Amendments to IAS 27	Separate financial statements on the equity method	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendments to IFRS 10 and IAS 28	Consolidated financial statements and Investments in associates and joint ventures	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual improvements 2014 to IFRS 5	Non-current assets held for sale and discontinued operations regarding methods of disposal	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual improvements 2014 to IFRS 7	Financial instruments: Disclosures, (with consequential amendments to IFRS 1) regarding servicing contracts	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual improvements 2014 to IAS 19	Employee benefits regarding discount rates	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual improvements 2014 to IAS 34	Interim financial reporting regarding disclosure of information	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendment to IAS 1	Presentation of financial statements on the disclosure initiative	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendment to IFRS 10 and IAS 28	Investment entities applying the consolidation exception	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
IFRS 15	Revenue from contracts with customers	Annual periods beginning on or after January 1, 2017 Earlier application is permitted.
IFRS 9	Financial instruments	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2015 our accumulated deficit totaled A$117,148,302.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.  During the current financial year we were awarded government grants in the aggregate amount of A$228,541.

In September 2009, we raised A$6.0 million before costs (approximately A$5.7 million net of costs) in a private placement to one of our institutional shareholders in the United States of 30 million ordinary shares (equivalent to three million ADSs) at a price of A$0.20 per share (A$2.0 per ADS).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADSs) at an exercise price of A$0.30 per share (A$3.0 per ADS) that will expire four years after the date of the issuance of the shares in the September 2013 private placement.  We also issued to the investor, based on an agreed upon formula, an additional 750,000 ordinary shares pursuant to the approval of our shareholders obtained in November 2009.  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

In July 2010, we raised A$1.15 million (US$1.0 million) before costs in a private placement of 7.065 million of our ordinary shares (equivalent to 0.7 million ADSs) to Quintiles, at a price of A$0.1624 per ordinary share (US$1.624 per ADS).  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

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

In March 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million (US$6.19 million).  Under the terms of the offering, we sold an aggregate of approximately 27.2 million ordinary shares (equivalent to 2,720,000 ADSs) at a price of A$0.225 per share (A$2.25 per ADS).  We also granted to the investors options to purchase up to an aggregate of approximately 6.8 million ordinary shares (equivalent to 680,000 ADSs) at an exercise price of A$0.225 per share (A$2.25 per ADS).  The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

In June 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million (US$1.4 million).  We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that expired March 24, 2015.

In July 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, now known as MLV & Co. LLC, or MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.    As of June 30, 2015, we issued a total amount of 12.2 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$39.4 million (U.S.$37.0 million).

In October 2012, we raised approximately A$6.0 million through a private placement of 32.5 million ordinary shares (equivalent to 3.25 million ADSs) at a price of A$0.185 per share.  The capital was raised in order to support our two ongoing Phase II clinical trials, the IMAGINE trial and Reach2HD trial.

In March 2013, we completed a private placement of 36.0 million ordinary shares to Australian institutions and high net worth investors, at a price of A$0.195 per share, for aggregate gross proceeds of approximately A$7 million. The proceeds includes A$2 million as part of an underwritten Share Purchase Plan (SPP) under which eligible shareholders were able to apply for up to A$15,000 worth of shares (subject to a scale back) at the same price as the private placement (approximately 76,900 ordinary shares at an issue price of A$0.195 per share, representing a 13.3% discount to the market closing price on the ASX as at the record date).  The first A$2 million under the SPP were underwritten by JM Financial Group Ltd.

On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we from time to time may sell up to an additional aggregate of US$50,000,000 of ordinary shares represented by ADSs.  As of June 30, 2015, we sold 4,495,451 of our ADSs for aggregate gross proceeds of approximately A$7.11 million (US$5.54 million) through our ATM facility.

As of June 30, 2015 we had a total of 20.01 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.17 to A$1.12.  If all unlisted options were exercised, we would receive consideration of A$7.52 million in total.

From inception to June 30, 2015, our capital expenditures have totaled A$627,499 (including A$200,000 of non-cash expenditures), consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne.  Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2015 of A$44,727.  We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We had A$34,909,574 of cash and cash equivalents at June 30, 2015, compared to A$34,167,018 at June 30, 2014.  For the years ended June 30, 2015 and 2014, we incurred an operating loss of A$5.9 million and A$13.3  million, respectively, and an operating cash outflow of A$10.9 million and A$13.5 million, respectively.  Cash on hand at June 30, 2015 are considered sufficient to meet the Company’s forecast cash outflows for at least 12 months from the date of this report.

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

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax incentive.  In the year ended June 30, 2015, we recorded A$6.5 million in other income with respect to funds we will receive in relation to the 2015 financial year under the 2011 research and development incentive scheme.

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

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of June 30, 2015.  Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2015	2014	2013
	(A$)
Net cash used in operating activities	(10,871,074)	(13,536,223)	(7,951,254)
Net cash used in investing activities	(182,834)	(23,048)	(28,151)
Net cash provided by financing activities	6,843,211	34,960,792	15,582,031
Net increase (decrease) in cash and cash equivalents	(4,210,697)	21,401,521	7,602,626
Cash and cash equivalents at beginning of period	34,167,018	13,346,760	5,636,469
Exchange rate adjustments on cash held in foreign currencies	4,953,253	(581,263)	107,665
Cash and cash equivalents at end of period	34,909,574	34,167,018	13,346,760

Net cash used in operating activities was A$10,871,074, A$13,536,223 and A$7,951,254 during the years ended June 30, 2015, 2014 and 2013, respectively.  Our payments to suppliers and employees during the years ended June 30, 2015, 2014 and 2013 were A$18,124,103, A$18,011,310 and A$10,650,823, respectively.  Our operating activity receipts for the years ended June 30, 2015, 2014 and 2013 of A$7,253,029, A$4,475,087 and A$2,699,569 consisted of R&D tax incentive refunds, interest and grants.  The A$112,793 increase in payments to suppliers and employees for the year ended June 30, 2015 when compared to the year ended June 30, 2014 reflects the timing of payments to complete the ‘Reach2HD’ Huntington disease trial, the ‘IMAGINE’ Alzheimer’s disease trial and the ongoing IMAGINE – Extension trial together with the initiation of new API (Active Pharmaceutical Ingredient) manufacturing campaigns.  The A$7,360,487 increase in payments to suppliers and employees for the year ended June 30, 2014 when compared to the year ended June 30, 2013 reflects expenditure to complete the ‘Reach2HD’ Huntington disease trial, the ‘IMAGINE’ Alzheimer’s disease trial and the ongoing IMAGINE – Extension trial together with the initiation of new API (Active Pharmaceutical Ingredient) manufacturing campaigns.  During the years ended June 30, 2015, 2014 and 2013, our payments to suppliers and employees was offset by interest received of A$216,317, A$377,587 and A$93,789, respectively.

Net cash used in investing activities was A$182,834, A$23,048 and A$28,151 during the years ended June 30, 2015, 2014 and 2013, respectively.  Cash flows used for investing activities was primarily attributable to payments for the purchase of a payroll account term deposit for the year ended June 30, 2015 and the purchase of property and equipment for the years ended June 30, 2015, 2014 and 2013.

Net cash provided by financing activities was A$6,843,211, A$34,960,792 and A$15,582,031 for the years ended June 30, 2015, 2014 and 2013.  Cash flows provided by financing activities during the year ended June 30, 2015 is primarily attributable to funds raised under our At-The-Market facility of A$7.11 million (US$5.54 million).  Cash flows provided by financing activities during the year ended June 30, 2014 is primarily attributable to funds raised under our At-The-Market facility of A$32.37 million (US$29.74 million). Cash flows provided by financing activities during the year ended June 30, 2013 are attributable to funds raised under our At-The-Market facility of A$3.21 million (US$3.29 million) and  A$6.01 and A$5.00 million private placements of our securities to high net worth and institutional investors in September 2012 and March 2013.  We also raised A$2.02 million in April 2013 through a share purchase plan of our securities and grants awarded to us by the ADDF.

We realized a foreign exchange gain of A$4,953,253 for the year ended June 30, 2015 compared to a foreign exchange loss of A$581,263 for the year ended June 30, 2014 and a foreign exchange gain of A$107,665 for the year ended June 30, 2013. In 2015, the Australian dollar depreciated against the U.S. dollar by 18%.  In 2014, the Australian dollar appreciated against the U.S. dollar by 3%, while in 2013, the Australian dollar depreciated against the U.S. dollar by 10%.

C.	Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Alzheimer’s disease, Huntington disease, Parkinson’s disease and movement disorders and selected cancers.  These collaborative arrangements ensure that we work with well-respected laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs.  We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

When a lead compound is identified as suitable for clinical development, we establish a project team to coordinate all non-clinical and clinical development and manufacturing activities.  Typically, we engage a clinical research organization to manage patient enrollment, data management, clinical site coordination and statistical analysis, as was the case with the development of our lead compound PBT2 through Phase I and II development and prospectively for Phase III.  We manage our manufacturing campaigns through clinical manufacturing organizations for quality assurance and GMP compliance. All clinical, non-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

Research and development expenses, net amounted to A$12,298,167, A$14,908,098 and A$8,203,822 during the years ended June 30, 2015, 2014 and 2013, respectively.  Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$257,299, A$477,079 and A$294,894 during the years ended June 30, 2015, 2014 and 2013, respectively.

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

Over the past few years, there has been increasing pressure to reduce drug prices in the developed markets as a consequence of political initiatives and regulations aiming to curb continuous increases in healthcare spending. Any revenue we earn in the future may be negatively affected by such political initiatives and regulations. The increased burden of healthcare costs in the aging population have led to an increased focus on reducing costs and, therefore, have further increased the pressure to lower drug prices. We expect this trend to continue in the years ahead. However, we believe spending in the healthcare industry, as compared to many other industries, is less linked to economic trends. We expect sales growth to continue at higher levels in emerging markets and also for niche, orphan indications. We also expect that demographic developments, increased treatment penetration, especially in newly established drug markets, and better diagnostic tools to enable the tailoring of drugs to specific needs, will result in continuing growth in overall global drug sales.

       We will need substantial additional funding in order to complete the development, testing and commercialization of our product candidates. The commitment to these projects will require additional external funding, at least until we are able to generate sufficient cash flow from sale of one or more of our products to support our continued operations. If adequate funding is not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force us to relinquish rights to certain of our technologies, products or potential markets or that could impose onerous financial or other terms. Management is continuing its efforts to obtain additional funds so that we can meet our obligations and sustain operations.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements.  In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2015.  The majority of our contracts for research and development programs have a termination notice period of 30 days.  As at June 30, 2015, we had research and development termination commitments approximating A$2.54 million.  No liability has been recognised within our financial statements for this period.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	167,047	134,272	32,776	-	-
Total	167,047	134,272	32,776	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	60	Chairman of the Board of Directors and Chief Executive Officer
Kathryn Andrews	48	Chief Financial Officer
Phillip A. Hains	55	Company Secretary
Dianne M. Angus	55	Chief Operating Officer
Peter A. Marks(1)	59	Director
Brian D. Meltzer(1)(2)(3)	61	Director
George W. Mihaly(1)(2)(3)	62	Director
Lawrence B. Gozlan(3)	36	Director
Ira Shoulson	69	Director
_________________________
(1)           Member of the Audit Committee
(2)           Member of the Remuneration Committee and Share Plan Committee
(3)           Member of the Nominations Committee

Mr. Geoffrey Paul Kempler has served as the Chairman of our Board of Directors since November 1997. Between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer.  Mr. Kempler is one of the founders of our company.  Mr. Kempler is a qualified psychologist.  Mr. Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialization of our technology.  Mr. Kempler holds a B.Sc degree in science from Monash University and a Grad. Dip. App. Soc. Psych. degree from Swinburne University.

Ms. Kathryn Andrews was appointed as Chief Financial Officer of our company on November 4, 2014.  From December 2012 to October 2014 Ms. Andrews held a senior role with The CFO Solution, a firm focused on the listed company and life sciences environments. Between 2007 and 2012 Ms. Andrews provided contract accounting, governance and consulting services to various mining and government organizations. Between 2002 and 2006 Ms. Andrews was the Chief Financial Officer and Company Secretary of Antisense Therapeutics Limited. Between 1999 and 2002 Ms. Andrews provided contract accounting and consulting services to various mining and resources, technology and government organizations. Between 1989 and 1998 Ms. Andrews was employed by Rio Tinto Limited in a variety of accounting, auditing and financial management roles.  Between 1985 and 1989 Ms. Andrews was employed by BP Australia Limited in an accounting role.  Ms. Andrews is a Certified Practicing Accountant and holds a Bachelor of Commerce from the University of Melbourne.

Mr. Phillip Hains was appointed as Company Secretary of our company on November 4, 2014.  Mr. Hains is a Chartered Accountant operating a specialist public practice, 'The CFO Solution'.  The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies.  A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees.  He has over 20 years' experience in providing businesses with accounting, administration, compliance and general management services.  He holds a Master of Business Administration from RMIT and a Public Practice Certificate from the Institute of Chartered Accountants.

Ms. Dianne Angus has served as our Chief Operating Office since May 2007.  Ms. Angus joined our company in August 2002, initially serving as our Vice President of Intellectual Property and Licensing, she was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004 and served in that position until being promoted to her current position in May 2007.  From 1992 to 2000, Ms. Angus managed the intellectual property, licensing and biotechnology product development assets of two Australian companies, AMRAD Corporation Limited and Florigene Limited.  At Florigene, Ms. Angus was the joint venture alliance manager with Suntory for three years.  From June 2000 to August 2002, Ms. Angus was Director of Dianne Angus and Associates Pty. Ltd. providing strategic business development, technology evaluation and intellectual property consulting services to biotechnology companies.  Ms. Angus has worked in the commercial biotechnology sector for over 20 years directing product valuation, acquisition and product licensing.  During her career, Ms. Angus has managed large and diverse intellectual property portfolios, contract rights and enforcement. Ms. Angus has negotiated and executed many commercial licenses and research and product development agreements with entities ranging from large pharmaceutical companies to numerous global research institutes.  Ms. Angus has also undertaken due diligence assessments on several Australian biotechnology companies for investment brokers.  Ms. Angus holds a Bachelor of Science (Education) and Bachelor of Science (Honors) degree from the University of Melbourne, a Master’s degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from Monash University, a Diploma in Intellectual Property Practice from the Institute of Patent and Trademark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney. Ms. Angus is also a member of the Australian Institute of Company Directors.

Mr. Peter Marks has served as a director of our company since July 2005. For the period November 21, 2006 to October 20, 2011, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercializing a range of devices in the respiratory and medicine space.  For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian based investment bank.  Mr. Marks is currently a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa.  Mr. Marks is currently a principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies.  Mr. Marks was appointed as a non-executive Chairman of Savcor Group Limited, an ASX listed industrial technology business.  From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.  In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

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

Mr. Lawrence Gozlan was appointed as a director of our company on August 8, 2011.  Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialized global investment fund focused exclusively in life sciences.  The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.  Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management.  He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd, and gained senior corporate finance experience advising life sciences companies at Deloitte.  During 2014, Mr. Gozlan was a Director of ASX-listed companies Oncosil Medical (ASX:OSL) and Phosphagenics (ASX:POH).He retired from these appointments in May 2015.  Mr. Gozlan is currently a non-executive director of AusBiotech, which is the Australian Biotechnology Industry body.  He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Prof.Ira Shoulson was appointed as a director of our company on May 13, 2014. Professor Shoulson has served as a consultant to, and member of, several FDA advisory committees over the past three decades, and has been involved in eight successful new drug applications to the FDA, notably long-acting methylphenidate (Concerta©) for attention deficit disorder, rasagiline (Azilect©) for Parkinson disease, and tetrabenazine (Xenazine©), the first drug approved by the FDA for the treatment of chorea in Huntington disease (HD).  Prior to taking up his position with our company, Professor Shoulson concluded his elected term as Chair and President of the Huntington Study Group. Professor Shoulson is Professor of Neurology, Pharmacology and Human Science at Georgetown University, Washington, DC, USA, and Director of the University’s Program for Regulatory Science and Medicine (PRSM). He is also principal investigator of the Georgetown University Center of Excellence in Regulatory Science and Innovation (CERSI), one of four research and education centers currently funded by the FDA.

There are no family relationships among our directors and senior executives.

B.	Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2015 with respect to each of our executive officers and directors during the 2015 fiscal year.

	Salaries, fees, commissions, bonuses and other		Pension, retirement and other similar benefits
Geoffrey P. Kempler (1)	$	A556,465	--
Phillip A. Hains (3)	$	A100,000	--
Dianne M. Angus (2)	$	A518,401	--
Kathryn Andrews (5)	$	A88,857	--
Peter A. Marks	$	A60,000	--
Brian D. Meltzer	$	A85,000	--
George W. Mihaly	$	A75,000	--
Lawrence B. Gozlan	$	A50,000	--
Ira Shoulson (4)	$	A250,648	--
Richard Revelins (6)	$	A39,926	--
______________

(1)	During the 2015 fiscal year, Mr. Kempler received a A$100,000 incentive bonus which he was awarded in 2012.
(2)
During the 2015 fiscal year, Ms. Angus received options to purchase 1,000,000 ordinary shares, which are exercisable which are exercisable for A$0.34 per share on or before October 2, 2018, as remuneration for her services.

(3)	Mr. Hains retired from his appointment as Acting Chief Financial Officer and was appointed as Company Secretary on November 4, 2014.
(4)
Prof. Ira Shoulson provides consulting services to the company in a separate capacity to his position as Non-Executive Director.  Total cash compensation of $205,426 was paid to Prof. Ira Shoulson during the 2015 fiscal year in his capacity as a consultant to the Company.

(5)	Ms. Andrews was appointed as Chief Financial Officer on November 4, 2014.
(6)	Mr. Revelins retired from his position as Company Secretary and Chief Financial Officer on November 4, 2014.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2015, our directors and executive officers as a group, then consisting of nine persons, held options to purchase an aggregate 9,317,819 of our ordinary shares.  Of such options, (i) options to purchase 157,819 ordinary shares are exercisable for A$0.25 consideration on or before March 20, 2017; (ii) options to purchase 8,000,000 ordinary shares are exercisable for A$0.33 consideration on or before December 13, 2017; (iii) options to purchase 160,000 ordinary shares are exercisable for A$0.73 consideration on or before November 3, 2018; and (iv) options to purchase 1,000,000 ordinary shares exercisable for A$0.34 consideration on or before October 2, 2018.  All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan.  See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

Agreement with Chief Executive Officer.  On September 21, 2007, we entered into an agreement with Mr. Geoffrey Kempler, a director, in connection with his employment as our Chief Executive Officer.  Under the agreement, we agreed to pay Mr. Kempler a base salary of A$386,400 per annum (which may be increased at the discretion of our Board of Directors).  Mr. Kempler is entitled to a bonus of A$6,000 for holding regular meetings (minimum twice a year) of the full Research and Development Advisory Board.  Mr. Kempler is entitled to up to 20 days’ vacation a year (vacation days that are not used in any calendar year will be carried over for use in the following year to a maximum carry-over of two years) and reimbursement of reasonable business expenses incurred in the performance of his duties.  Mr. Kempler is also entitled to participate in the employee benefits established by our company, as applicable to executives, including, without limitation, a Section 401(k) retirement plan, health, dental, life insurance and short and long term disability plans. The agreement contains customary confidentiality provisions.

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

Agreement with Chief Operating Officer.  On June 12, 2007, we entered into an amendment to an employment agreement with Ms. Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007. Under the amended agreement we agreed to pay Ms. Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9.0% of the base salary (or the percentage stipulated by applicable Australian law).  Effective May 1, 2010, Ms. Angus received a salary increase of 8% bringing her annual base salary inclusive of 9% superannuation to A$344,044.  In the 2014 fiscal year, as per changes to Australian law, superannuation increased to 9.25%.  In the 2015 fiscal year, as per changes to Australian law, superannuation increased to 9.5%.  During the 2013 fiscal year, Ms. Angus also received options to purchase 315,637 ordinary shares, which are exercisable for A$0.25 on or before March 20, 2017, as remuneration for her services.  The options were granted under the 2004 ASX Plan (as defined below).  During the 2014 fiscal year, Ms. Angus also received options to purchase 160,000 ordinary shares, which are exercisable for A$0.73 on or before November 3, 2018, as remuneration for her services.  The options were granted under the 2004 ASX Plan.  During the 2015 fiscal year, Ms. Angus also received options to purchase 1,000,000 ordinary shares, which are exercisable for A$0.34 per share on or before October 2, 2018, as remuneration for her services.  The options were granted under the 2004 ASX Plan.  If we terminate the employment agreement without cause or if Ms. Angus terminates the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for three months  following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term.

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

Election of Directors

Directors are elected at our annual general meeting of shareholders.  Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election.  No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election.  Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.  Mr. Kempler is our Managing Director.    Dr. Mihaly must retire and may stand for re-election at our 2015 annual general meeting of shareholders.  Mr. Brian Meltzer must retire and may stand for re-election at our 2016 annual general meeting of shareholders.  Mr. Peter Marks, Mr. Lawrence Gozlan and Prof. Ira Shoulson must retire and may stand for re-election at our 2017 annual general meeting of shareholders.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee.  However, under the ASX Corporate Governance Council’s Corporate Goveranance Principles and Recommendations 3rd Edition (“ASX Recommendations”), the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX.  Our Board of Directors currently has five directors, of which four are non-executive directors within the meaning of the ASX Recommendations, and our audit committee consists of such three non-executive directors.  Accordingly, we currently comply with the foregoing recommendations of the ASX Recommendations.

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

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of the NASDAQ Stock Market Rules.  The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors.  The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADS option and employee benefit plans.  Additionally, the Remuneration Committee administers our share and ADS option plans and any other employee benefit plans through a sub-committee that it established for this purpose (see Share Plan Committee below).  Dr. Mihaly and Mr. Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of the NASDAQ Stock Market Rules.

Share Plan Committee.  Our Remuneration Committee has established a sub-committee, the Share Plan Committee, which administers our share and ADS option plans.  Dr. Mihaly and Mr. Meltzer are the current members of the Share Plan Committee, each of whom qualifies as an “independent director” within the meaning of the NASDAQ Stock Market Rules.

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

At June 30, 2015, we had fifteen employees.  Of such employees, 11 persons were employed in research and development and four persons in management.  All such employees were located in Australia.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 24, 2015 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	22,011,000	4.05%
Kathryn Andrews	-	*
Dianne M. Angus (4)	1,463,947	*
Peter A. Marks (5)	1,043,111	*
Brian D. Meltzer (6)	1,326,666	*
George W. Mihaly (7)	1,226,666	*
Lawrence B. Gozlan (8)	1,000,000	*
Ira Shoulson	-	*
All directors and executive officers as a group (9 persons)	28,071,390	5.17%
__________________
*	Less than 1%

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

(2)	The percentages shown are based on 543,209,289 consisting of 533,891,470 ordinary shares and 9,317,819 unlisted options, issued and outstanding as of August 24, 2015.

(3)
Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 756,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest.  Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

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

(5)
Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd, an Australian corporation owned by Mr. Peter Marks.

(6)
Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. The 326,666 outstanding ordinary shares are held of record by Navigator Australia Ltd., a superannuation fund of Mr. Meltzer.

(7)
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

(8)	Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017.

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

A summary of the status of the 2004 Plans as of June 30, 2015, 2014 and 2013, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2015		2014		2013
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	16,375,582	$0.41	17,031,476	$0.23	10,147,683	$0.27
Granted	4,400,000	$0.28	3,926,490	$0.69	10,683,793	$0.34
Exercised	(180,000)	--	(4,582,384)	$0.11	--	--
Expired	(1,000,000)	--	--	--	(3,800,000)	$0.55
Lapsed	(200,000)	--	--	--	--	--

Options outstanding at the end of the year	19,395,582	$0.38	16,375,582	$0.41	17,031,476	$0.23

Options exercisable at the end of the year	19,395,582	$0.38	16,175,582	$0.40	16,010,786	$0.28

Options that may be granted as of the end of the year	15,319,202		19,629,202		21,135,692

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no shareholders as of August 24, 2015, known to us who own beneficially more than 5% of our ordinary shares.

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

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of August 24 2015, there were 3,470 holders of record of our ordinary shares, of which 20 record holders, holding approximately 0.58% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.  The majority of trading by our U.S. investors is done by means of ADSs that are held of record by National Nominees Ltd., which held 73.19% of our ordinary shares as of such date.

B.	Related Party Transactions

       Prof. Ira Shoulson provides consulting services to our company in a separate capacity to his position as Non-Executive Director.  Prof. Ira Shoulson was appointed as a Non-Executive Director on May 13, 2014.  Total cash compensation of $205,426 was paid to Prof. Ira Shoulson for the period July 1, 2014 to June 30, 2015 in his capacity as a consultant to the Company.

       There were no other related party transactions other than those related to Director and Key Management Personnel remuneration and equity and transactions by the parent with its subsidiaries.

A.	Interests of Experts and Counsel

Not applicable.

ITEM 8.	FINANCIAL INFORMATION

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2015.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000.  The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2011	0.38	0.11
2012	0.22	0.14
2013	0.31	0.14
2014	1.37	0.16
2015	0.36	0.14

Fiscal Year Ended June 30, 2013:
First Quarter	0.29	0.14
Second Quarter	0.31	0.20
Third Quarter	0.26	0.19
Fourth Quarter	0.25	0.20

Fiscal Year Ended June 30, 2014:
First Quarter	0.74	0.24
Second Quarter	0.85	0.38
Third Quarter	1.37	0.62
Fourth Quarter	0.30	0.16

Fiscal Year Ended June 30, 2015:
First Quarter	0.36	0.22
Second Quarter	0.25	0.17
Third Quarter	0.22	0.14
Fourth Quarter	0.26	0.14

Month Ended:
April 2015	0.15	0.14
May 2015	0.20	0.14
June 2015	0.26	0.15
July 2015	0.18	0.15
August 2015 (through August 24)	0.17	0.14

NASDAQ Capital Market

Since September 5, 2002 our ADSs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The following table sets forth, for the periods indicated, the high ask and low bid prices of our ADSs on the NASDAQ Capital Market:

	Per ADS (U.S. $)
	High	Low
Fiscal Year Ended June 30,
2010	3.35	1.02
2011	4.50	1.09
2012	2.31	1.40
2013	3.06	1.50
2014	13.29	1.47

Fiscal Year Ended June 30, 2013:
First Quarter	2.74	1.50
Second Quarter	3.06	1.81
Third Quarter	2.94	2.06
Fourth Quarter	2.45	2.12

Fiscal Year Ended June 30, 2014:
First Quarter	6.50	2.31
Second Quarter	7.87	3.62
Third Quarter	13.29	2.78
Fourth Quarter	2.71	1.47

Fiscal Year Ended June 30, 2015:
First Quarter	2.94	1.93
Second Quarter	2.29	1.40
Third Quarter	1.71	1.07
Fourth Quarter	1.85	1.08

Month Ended:
April 2015	1.30	1.08
May 2015	1.85	1.15
June 2015	1.62	1.14
July 2015	1.28	1.12
August 2015 (through August 24)	1.19	0.86

B.	Plan of Distribution

Not applicable.

C.	Markets

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

Limitations on the Rights to Own Securities in Our Company

Neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of our shares. However, (i) there are certain limitations on the percentage of shares a person may hold in our company as described under Item 3.D. “Risk Factors – “Risks Relating to our Location in Australia” above; and (ii)  acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Takeovers Act as described under Item 10.E. “Additional Information – Exchange Controls” above.

Changes in Our Capital

Pursuant to the Listing Rules of the ASX, our directors may in their discretion issue securities equal to not more than 25% of our issued capital within a 12-month period.  Issuances of securities in excess of such amount require the approval of our shareholders by an ordinary resolution.

C.	Material Contracts

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf.  Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of our compounds in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of our compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for our company.  In consideration of such services, we agreed to pay the University of Melbourne a sum of A$591,000 (inclusive of goods and services tax).  In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property.  The parties extended the term of this agreement by entering into consecutive agreements on December 1, 2003, December 1, 2006 and December 1, 2009.  The recent research funding and intellectual property assignment agreement is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2009 and expired on December 1, 2012.  The parties entered into a new research funding and intellectual property assignment agreement with the same key terms which expired on December 31, 2013. The University of Melbourne subcontracted substantial parts of the research to the Florey Institute of Neuroscience and Mental Health.  Following the novation of the agreements with the Florey Institute  on November 7, 2014, we entered into a sixth research funding and intellectual property assignment agreement.

In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2.  The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion.  At this time, most of the work is completed, including the large scale manufacture of approximately 50kg of PBT2 API. Ongoing work includes stabilization of the API and storage of chemical precursors.  The term of the agreement is for 90 days post the receipt by us of a written report or manufacturing deliverables under the last approved sub-project under the agreement.  Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice.  On August 19, 2013, we entered into a new manufacturing service agreement to produce 20kg with an option for a further 40kg of PBT2 to service prospective Phase III trials.  The option was exercised as of May 2014 and manufacturing of the 40kg PBT2 API is underway. We paid Dr. Reddy’s US$264,000, US$137,500, and  US$14,100 for the fiscal years 2015, 2014 and 2013, respectively, for services provided under the agreement.

On March 24, 2014, we entered into a manufacturing services agreement with Dr. Reddy’s for PBT434 API supply.  We paid Dr. Reddy’s US$22,000 and US$336,000 for the fiscal years 2015 and 2014, respectively, for services provided under the agreement.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  This agreement was amended on August 30, 2013 and on November 26, 2014.  We agreed to pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or MLV.  We and MLV may terminate the sales agreement at any time in our sole discretion upon five days prior notice.  MLV may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market. The aggregate offering price for the ordinary shares represented by ADSs may not exceed the aggregate amount that can be sold under the registration statement that we filed on November 3, 2014, an aggregate of US$50,000,000 in addition to any ordinary shares. As of June 30, 2015, we issued a total amount of 4.5 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.11 million (US$5.54 million).

On January 22, 2015, we entered into a Master Services Agreement with Certara Portugal to undertake pharmacokinetic, pharmacosafety and pharmacodynamic modelling and analyses from non-clinical and clinical studies with PBT2.  No payments were made to Certara Portugal in the fiscal year 2015.

On March 17, 2015, we entered into a Master Services Agreement with d3 Medicine LLC to provide clinical pharmacology, clinical safety, safety pharmacology and regulatory consulting services in relation to non-clinical and clinical studies with PBT2.  We paid d3 Medicine LLC $US 700,057 in fiscal year 2015 for services provided under this agreement.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$252 million or more.  In addition, a foreign person may not acquire shares in a company having total assets of A$252 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of A$1,094 million applies (except in certain circumstances) to each of the previous acquisitions.  A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time.  Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest.  The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs.  At present, we do not have total assets of A$252 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act.  In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$252million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

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

Australian law requires the transfer of shares in our company to be made in writing.  No stamp duty will be payable in Australia on the transfer of ADSs.

E.	Taxation

The following is a discussion of Australian and U.S. tax consequences material to our shareholders.  To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by court.  The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

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

Unfranked dividends paid to a non-resident shareholder are subject to withholding tax at 30%, unless the shareholder is a resident of a country with which Australia has a double taxation agreement.  In accordance with the provisions of the Double Taxation Convention between Australia and the United States., the maximum rate of Australian tax on unfranked dividends to which a resident of the United States is beneficially entitled is 15%, where the U.S. resident holds less than 10% of the voting rights in our company, or 5% where the U.S. resident holds 10% or more of the voting rights in our company.  The Double Taxation Convention between Australia and the United States does not apply to limit the tax rate on dividends where the ADSs are effectively connected to a permanent establishment or a fixed base carried on by the owner of the ADSs in Australia through which the shareholder carries on business or provides independent personal services, respectively.

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

Research and Development Tax Incentives

The Australian Government tax incentive scheme, introduced on July 1, 2011, replaces the former R&D Tax Concession scheme for research and development activities in income years commencing on or after July 1, 2011. Subject to certain exclusions, the scheme provides benefits for eligible research and development activities (R&D activities).  Such eligible R&D activities include but are not limited to:

●	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;
●	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or
●	Supporting activities that are directly related and designed to support (a) and (b).

Under the R&D Tax incentive scheme, entities will be entitled to either

●	a 45% refundable tax offset for eligible companies with an aggregated turnover of less than $20 million per annum; or
●	a non-refundable 40% tax offset for all other eligible companies.

Our aggregated turnover is less than $20 million, and therefore we will be entitled to claim a 45% refundable tax offset for costs relating to eligible R&D activities during the year.  We have also been authorized under the Advance Finding provisions to qualify for the R&D Tax incentive for certain R&D activities conducted overseas.

The Australian Government introduced legislation in the House of Representatives in June 2015 to reduce the R&D tax offset rates from 1 July 2014. If passed in its current form, the legislation will reduce the non-refundable R&D tax offset rate from 40% to 38.5% and the refundable R&D tax offset rate from 45% to 43.5%, effective for income years commencing on or after 1 July 2014.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the U.S., or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not address all tax considerations that may be relevant with respect to an investment in ADSs.  This summary does not discuss all the tax consequences that may be relevant to a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organizations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ADSs and the partners in such partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of ADSs.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation.  In addition, this summary does not include any discussion of state, local or foreign taxation.  You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax considerations of an investment in ADSs.

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

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owning the underlying ordinary shares, ADSs held by them.  Subject to the passive foreign investment company rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADSs, including the amount of any Australian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs, and any amount in excess of your tax basis will be treated as gain from the sale of ADSs.  See “Disposition of ADSs” below for the discussion on the taxation of capital gains.  Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

Subject to complex limitations, any Australian withholding tax imposed on our dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set out in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or general category income for U.S. foreign tax credit purposes, depending upon the holder’s circumstances.  A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADSs to the extent such U.S. Holder has not held the ADSs for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex-dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex.  You should consult with your personal tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20 percent.  Distributions taxable as dividends generally qualify for the 20 percent rate provided that either: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the shares are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Tax Treaty and that the ADSs currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ADSs will remain readily tradable.  Furthermore, the reduction does not apply to dividends received from PFICs.  The amount of foreign tax credit is limited in the case of foreign qualified dividend income.  U.S. Holders of ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs.  Subject to the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition.  In general, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S.-source income.  Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives Australian dollars in connection with the sale or disposition of ADSs, the amount realized will be based on the U.S. dollar value of the A$ received with respect to the ADSs as determined on the settlement date of such exchange.  A U.S. Holder who receives payment in Australian dollars and converts A$ into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of foreign currency gain or loss required of cash basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the currency received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of such ADSs.

Passive Foreign Investment Companies

There is a substantial risk that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

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

If we are a PFIC, our dividends (if any are paid) will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADSs, as described below:

•
you will be required to allocate “excess distributions” or gain recognized upon the disposition of ADRs ratably over your holding period for the ADSs. An “excess distribution” is the amount by which distributions during a taxable year in respect of an ADS exceed 125% of the average annual distributions during the three preceding taxable years (or, if shorter, your holding period for the ADSs).

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

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADSs on the last day of the last taxable year in which we were a PFIC.  Any gain would be recognized and subject to tax under the rules described above.  Loss would not be not recognized. A U.S. Holder’s basis in its ADSs would be increased by the amount of gain, if any, recognized on the sale.  Solely for purposes of the PFIC rules, a U.S. Holder would be required to treat its holding period for its ADSs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADSs are considered “marketable stock” and if you elect to “mark-to-market” your ADSs, you would not be subject to the rules described above.  Instead, you will generally include in income any excess of the fair market value of the ADSs at the close of each tax year over your adjusted basis in the ADSs. If the fair market value of the ADSs had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time.  However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years).  However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.  Our ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de-minimis quantities.

A U.S. Holder of ADSs will not be able to avoid the tax consequences described above by electing to treat us as a qualified electing fund, or QEF, because we do not intend to prepare the information that U.S. Holders would need to make a QEF election.

Additional Tax on Investment Income

U.S. Holders that are individuals, estates, or trusts and whose income exceeds certain thresholds will be subject to a 3.8% Medicare contribution tax on net investment income, which will include dividends on and capital gains from the sale or other taxable disposition of ADSs, subject to certain limitations and exceptions.

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the U.S. Internal Revenue Service and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%).  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories and demonstrate the fact when so required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service, which is generally an annual income tax return.

U.S. individuals who hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file Form 8938 with their U.S. federal income tax return. Such form requires disclosure of information concerning such foreign assets, including their value. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ADSs.

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

The documents concerning our company referred to in this annual report may also be inspected at our offices located at Suite 1, 1233 High Street, Armadale, Victoria, Australia, 3143.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia.  Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.  Certain of our cash equivalents are subject to interest rate risk.  Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.  Our major market risk is changes in foreign exchange rates as we had approximately A$27,100,354, A$26,398,943 and A$2,035,769 in cash held in U.S. dollars, GBP and Euro as of June 30, 2015, 2014 and 2013, respectively.  A hypothetical 3%, 6% and 0.5% adverse movement in end-of-period exchange rates for U.S. dollars, GBP and Euro, respectively, would reduce the cash balance by approximately A$838,149, A$815,288 and A$62,963 and would increase the cash balance by approximately A$789,325, A$767,796 and A$59,295 respectively.

We conduct our activities almost exclusively in Australia.  We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results.  In the twelve months ended June 30, 2015, the Australian dollar depreciated against the U.S. dollar by 18%.  In the financial years 2014 and 2013, the Australian dollar appreciated by 3% and depreciated by 10% against the U.S. dollar, respectively.  As of June 30, 2015, payables in U.S. dollars and other currencies were immaterial.  A hypothetical 3% adverse movement in the U.S. dollar, 0.5% adverse movement in the Euro and 6% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$2,902.

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

Persons Depositing or Withdrawing Shares Must Pay:	For:

• US$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)
•   Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
•   Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• US$0.005 (or less) per ADS	• Any cash distribution to you
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
• US$1.50 (or less) per ADS	• Transfers, combination and split-up of ADSs
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders.  For the year ended June 30, 2015, we paid BoNY a total of US$33,523 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).  We also paid BoNY US$22,479 in connection with the conversion of ordinary shares into ADSs for issuance under our “At-The-Market” facility.  The conversion charge of US$0.005 per ADS applied plus international wire charges.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2015, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2015.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).  Based on that assessment, our management concluded that as of June 30, 2015, our internal control over financial reporting is effective.

The effectiveness of our internal control over financial reporting as of June 30, 2015 has been audited by PricewaterhouseCoopers, an independent registered public accounting firm, as stated in their report which is included on page F- 1 of this Annual Report on Form 20-F.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2015, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Year Ended June 30,
Services Rendered	2015		2014
Audit (1)	$	A160,158	$	A145,187
Audit-Related (2)	$	A256,113	$	A187,422
Other (3)	$	A83,640	$	A65,000
Total	$	A499,911	$	A397,609
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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2015.

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
		20-F		5/29/02

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004.	20-F	4.6	6/30/04

4.5	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG.	20-F	4.21	6/30/04

4.6	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

4.8	Fourth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2009.	20-F	4.9	6/30/12

4.9	Fifth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2012.	20-F	4.9	6/30/13

4.10*	Sixth Research Funding and Intellectual Property Assignment Agreement dated November 7, 2014.

4.11	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler.	20-F	4.19	6/30/07

4.12	Letter Agreements effective as of June 12, 2007 between the Registrant and Ms. Dianne Angus.	20-F	4.21	6/30/07

4.13	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC.	20-F	4.25	6/30/07

4.14	Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited.	20-F	4.30	6/30/13

4.15	Amendments to Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 1 effective September 26, 2013; and Amendment No. 2 effective August 31, 2013.	20-F	4.35	6/30/14

4.16	Manufacturing Services Agreement for PBT434 API supply dated March 28, 2014	20-F	4.36	6/30/14

4.17*	Master Service Agreement between the Registrant and Certara Portugal dated January 22, 2015

4.18*	Master Service Agreement between the Registrant and d3 Medicine LLC dated March 17, 2015

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.
____________
* Filed herewith.

PRANA BIOTECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit or loss and other comprehensive income, of shareholders’ equity and of cash flows present fairly, in all material respects, the financial position of Prana Biotechnology Limited and its subsidiaries at June 30, 2015 and June 30, 2014, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2015 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2015, based on criteria established in Internal Control - Integrated Framework 2013 issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15.  Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our audits (which were integrated audits in fiscal years 2015 and 2014).  We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects.  Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

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

PricewaterhouseCoopers, ABN 52 780 433 757 Freshwater Place, 2 Southbank Boulevard, SOUTHBANK VIC 3006, GPO Box 1331, MELBOURNE VIC 3001 T: 613 8603 1000, F: 613 8603 1999, www.pwc.com.au

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/PricewaterhouseCoopers
Melbourne, Australia
August 26, 2015

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars, except number of shares)

		June 30,
	Notes	2015	2014
Assets
Current Assets
Cash and cash equivalents		34,909,574	34,167,018
Trade and other receivables	5	6,521,154	7,285,409
Other current assets	6	313,465	96,883

Total Current Assets		41,744,193	41,549,310

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$322,342 and $345,238, respectively	7	44,727	47,557
Other non-current assets	6	45,462	43,988

Total Non-Current Assets		90,189	91,545

Total Assets		41,834,382	41,640,855

Liabilities
Current Liabilities
Trade and other payables	8	2,152,015	3,358,358
Other financial liabilities	9	12,076	98,398
Provisions	10	554,615	494,784

Total Current Liabilities		2,718,706	3,951,540

Non-Current Liabilities
Provisions	10	2,412	3,028

Total Non-Current Liabilities		2,412	3,028

Total Liabilities		2,721,118	3,954,568

Net Assets		39,113,264	37,686,287

Equity
Issued capital 2015: 533,891,470 fully paid ordinary shares Nil options over fully paid ordinary shares 2014: 488,646,960 fully paid ordinary shares Nil options over fully paid ordinary shares	13	146,895,714	140,009,415
Reserves	14	9,363,181	8,937,434
Accumulated deficit during the development stage	15	(117,145,631)	(111,260,562)

Total Equity		39,113,264	37,686,287

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2015	2014	2013

Revenues from ordinary activities	2	176,842	363,775	150,867
Other income	2	6,317,438	7,845,396	4,488,526
Research and development expenses	3	(12,298,167)	(14,908,098)	(8,203,822)
Corporate personnel expenses	3	(2,344,337)	(2,059,642)	(2,298,426)
Intellectual property expenses	3	(257,299)	(477,079)	(294,894)
Auditor and accounting expenses	3	(416,271)	(342,609)	(166,086)
Travel expenses	3	(125,532)	(421,013)	(131,710)
Public relations and marketing expenses	3	(87,851)	(358,597)	(136,186)
Depreciation expenses	3	(31,587)	(22,384)	(23,130)
Other expenses	3	(1,626,076)	(2,142,179)	(1,169,407)
Interest expense - ADDF		-	(29,978)	(17,676)
Foreign exchange gain (loss)	3	4,721,449	(746,593)	140,761
Gain (loss) on fair valuation of financial liabilities	3	86,322	(30,238)	(126,059)

Loss before income tax expense		(5,885,069)	(13,329,239)	(7,787,242)

Income tax expense	4	-	-	-

Loss for the year		(5,885,069)	(13,329,239)	(7,787,242)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year	16a	(5,885,069)	(13,329,239)	(7,787,242)

Loss per share (basic and diluted - cents per share)	20	(1.17)	(3.11)	(2.30)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		502,714,982	428,047,123	338,700,006

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30,
	Notes	2015	2014	2013

Cash Flows from Operating Activities
Payments to suppliers and employees		(18,124,103)	(18,011,310)	(10,650,823)
Interest received		216,317	377,587	93,789
Grants received		228,541	2,500	107,097
R&D tax refund		6,808,171	4,095,000	2,492,683
Other		-	-	6,000

Net cash flows used in operating activities	16(a)	(10,871,074)	(13,536,223)	(7,951,254)

Cash Flows from Investing Activities
Payment for payroll and rental security deposits		(154,077)	-	(6,151)
Payments for purchase of plant and equipment		(28,757)	(23,048)	(22,000)

Net cash flows used in investing activities		(182,834)	(23,048)	(28,151)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		7,128,142	37,110,325	16,260,806
Payment of share issue costs		(284,931)	(1,339,369)	(1,015,775)
Proceeds from borrowings		-	-	337,000
Repayment of borrowings		-	(810,164)	-

Net cash flows provided by financing activities		6,843,211	34,960,792	15,582,031

Net increase (decrease) in cash and cash equivalents		(4,210,697)	21,401,521	7,602,626

Opening cash and cash equivalents brought forward		34,167,018	13,346,760	5,636,469
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		4,953,253	(581,263)	107,665

Closing cash and cash equivalents carried forward	16(b)	34,909,574	34,167,018	13,346,760

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital		Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2012		297,980,818	86,134,077		9,633,451	(90,144,081)	5,623,447
Transactions with owners in their capacity as owners:
Issuance of shares in connection with private placement, net of costs	13(b)	58,141,030	10,629,011		-	-	10,629,011
Issuance of shares in connection with share purchase plan, net of costs	13(b)	10,370,488	1,570,863		-	-	1,570,863
Issuance of shares in connection with At-The-Market facility, net of costs	13(b)	15,008,090	3,023,160		-	-	3,023,160
Non-cash issuance of shares to consultants	13(b)	110,000	22,000		-	-	22,000
Non-cash issuance of options to employees	14(b)	-	-		86,969	-	86,969
Non-cash issuance of options to consultants	14(b)	-	-		215,083	-	215,083
Non-cash issuance of options to directors	14(b)	-	-		591,422	-	591,422
		83,629,608	15,245,034		893,474	-	16,138,508
Net loss	15	-	-		-	(7,787,242)	(7,787,242)
Total comprehensive loss for the year		-	-		-	(7,787,242)	(7,787,242)
Balance, June 30, 2013		381,610,426	101,379,111		10,526,925	(97,931,323)	13,974,713
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	13(b)	85,108,500	30,818,030		-	-	30,818,030
Issuance of shares in connection with share purchase plan, net of costs	13(c)	1,000,000	276,950		-	-	276,950
Non-cash issuance of options to employees	14(b)	-	-		33,824	-	33,824
Non-cash issuance of options to consultants	14(b)	-	-		959,084	-	959,084
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	20,928,034	7,535,324		(2,582,399)	-	4,952,925
		107,036,534	38,630,304		(1,589,491)	-	37,040,813
Net loss		-	-		-	(13,329,239)	(13,329,239)
Total comprehensive loss for the year		-	-		-	(13,329,239)	(13,329,239)
Balance, June 30, 2014		488,646,960	140,009,415		8,937,434	(111,260,562)	37,686,287
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	13(b)	44,954,510	7,129,242	(284,931)	-	-	7,129,242
Issuance of shares in connection with share purchase plan, net of costs	13(c)	110,000	16,500		-	-	16,500
Non-cash issuance of options to employees	14(b)	-	-		170,397	-	170,397
Non-cash issuance of options to consultants	14(b)	-	-		280,838	-	280,838
Issuance of shares in connection with exercise of options, net of costs	13(b) & 14(b)	180,000	25,488		(25,488)	-	-
		45,244,510	6,886,299		425,747	-	7,312,046
Net loss		-	-		-	(5,885,069)	(5,885,069)
Total comprehensive loss for the year		-	-		-	(5,885,069)	(5,885,069)
Balance, June 30, 2015		533,891,470	146,895,714		9,363,181	(117,145,631)	39,113,264

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

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2015 was authorized for issue in accordance with a resolution of the Board of Directors on August 26, 2015.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2015 and the comparative information presented in these financial statements for the years ended June 30, 2014 and 2013.

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

Warrants that were exercisable for ADRs expired without being exercised on June 4, 2009.  On June 30, 2011, the Company granted warrants to purchase 612,397 ordinary shares to Alzheimer’s Drug Discovery Foundation (“ADDF”).  The warrants are exercisable at A$0.17 consideration and expire on February 25, 2016, 612,397 options for ADRs remain outstanding at 30 June 2015.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from  July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.  For the period to June 30, 2015 the Company has recorded an item in other income of A$6.1 million (2014: A$7.18 million) to recognize this amount which relates to this period.

Going Concern Basis

The Company is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  For the year ended June 30, 2015, the Company incurred an operating loss of A$5.9 million (2014: Loss: A$13.3 million) and an operating cash outflow of A$10.9 million (2013: A$13.5 million). As at year end the net assets of the Group stood at A$39.1 million (2014: A$37.7 million) and the cash position has increased to A$34.9 million from A$34.2 million at 30 June 2014.

Cash on hand at June 30, 2015 are considered sufficient to meet the Company’s forecast cash outflows for, at least 12 months from the date of this report.  While there is uncertainty in the Group's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through a range of options, including:

•
The Company continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.  The Group had an "at the market” (ATM) facility through which it could raise additional funds of up to US$50.0 million by the sale of American Depositary Receipts ("ADRs"). This facility, which was established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November, 2014 has been a successful source of raising funds.  As at the date of this report the Company sold 4.5 million of its ADRs for aggregate gross proceeds of approximately A$7.1 million (US$5.5 million).  In prior reporting periods, the Company has raised A$39.4 million (US$37.0 million) under a previous ATM facility.

•
The Company has on issue a total of 20.01 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.25 to A$1.12.  If all unlisted options were exercised, the Company would receive consideration of A$7.5 million in total.  Although the exercise of options may be available, it is not in the Company’s control to receive this consideration.

•
Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

In addition to these options, the Group has recorded a Trade Receivable at June 30, 2015 in the amount of A$6.5 million from the Australian Tax Office in respect of its 2015 research and development tax incentive claim.  The Group expects to receive this amount during the 12 months ended June 30, 2015.

On this basis, the Directors are satisfied that the Group is a going concern and at this time and are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at June 30, 2015.

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

(b)Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited.  For the current and previous reporting periods, the Group operated in one segment, being research into Alzheimer’s disease, Huntington disease, Parkinson’s disease and other neurodegenerative disorders.

(c)Income Tax

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

(d)Property and Equipment
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

(e)Leases
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

(f)Financial Instruments

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Warrants and Options
Under IAS 32, options and warrants issued other than for goods or services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability, are recorded as financial liabilities rather than equity.  See accounting policy (r) share-based payments for the accounting policy for warrants and options issued as share-based payments for goods or services.

Warrants and options recorded as financial liabilities under IAS 32 are valued at fair value using the Black-Scholes model.  The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.  At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Statement of Profit or Loss and Other Comprehensive Income.

(g)Impairment of Assets
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

No impairment charges were incurred during the three years ended June 30, 2015.

(h)Intangible Assets - Research and Development
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

At June 30, 2015, 2014 and 2013, Prana had no capitalized research and development costs.

(i)Foreign Currency Transactions and Balances

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
The financial information for the parent entity, Prana Biotechnology Limited, has been prepared on the same basis as the consolidated statements, except as set out below:

Investments in Subsidiaries
Investments in subsidiaries are accounted for at cost in the financial statements of Prana Biotechnology Limited.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

(x)	New Accounting Standards And Interpretations

New and amended Accounting Standards and Interpretations issued and effective
There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2015 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2015 reporting periods.  Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company.

Pronouncement	Title (Issue date)	Effective date

Amendment to IFRS 11	Joint arrangements on acquisition of an interest in a joint operation	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendment to IAS 16 and IAS 41	Property, plant and equipment and Agriculture, regarding bearer plants	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendment to IAS 16 and IAS 38	Property, plant and equipment and Intangible assets on depreciation and amortization	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
IFRS 14	Regulatory deferral accounts	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendments to IAS 27	Separate financial statements on the equity method	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendments to IFRS 10 and IAS 28	Consolidated financial statements and Investments in associates and joint ventures	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual improvements 2014 to IFRS 5	Non-current assets held for sale and discontinued operations regarding methods of disposal	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual improvements 2014 to IFRS 7	Financial instruments: Disclosures, (with consequential amendments to IFRS 1) regarding servicing contracts	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual improvements 2014 to IAS 19	Employee benefits regarding discount rates	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Annual improvements 2014 to IAS 34	Interim financial reporting regarding disclosure of information	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendment to IAS 1	Presentation of financial statements on the disclosure initiative	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
Amendment to IFRS 10 and IAS 28	Investment entities applying the consolidation exception	Annual periods beginning on or after January 1, 2016 Earlier application is permitted.
IFRS 15	Revenue from contracts with customers	Annual periods beginning on or after January 1, 2017 Earlier application is permitted.
IFRS 9	Financial instruments	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2015	2014	2013

2.REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS

Other revenue
Interest	176,842	363,775	150,867
Total other revenue	176,842	363,775	150,867

Other income
R&D Tax Incentive	6,088,897	7,802,947	4,408,761
Michael J Fox Foundation Grant	-	39,949	73,765
Other Grants	228,541	2,500	6,000
Total other income	6,317,438	7,845,396	4,488,526

Total revenue and other income from continuing operations	6,494,280	8,209,171	4,639,393

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2015	2014	2013
3.EXPENSES FROM ORDINARY ACTIVITIES
Research and development expenses	3(a) and 3(b)	12,298,167	14,908,098	8,203,822

Corporate personnel expenses
Employee expenses	3(b)	885,893	751,004	649,430
Equity based payments to employees	3(b)	170,397	33,824	18,252
Consultant and director expenses		930,393	773,601	761,584
Equity-based payments to consultants and directors		297,338	438,639	800,833
Defined contribution superannuation expenses	3(b)	60,316	62,574	68,327

Total corporate personnel expense*		2,344,337	2,059,642	2,298,426

Intellectual property expenses
Overseas		206,748	195,092	145,233
Local		50,551	281,987	149,661

Total intellectual property expense		257,299	477,079	294,894

Depreciation of non-current assets
Laboratory equipment		853	44	2,831
Computer equipment		27,797	19,605	17,569
Furniture and fittings		2,937	2,735	2,730

Total depreciation expense		31,587	22,384	23,130

Other expenses
Corporate compliance		421,958	487,632	251,552
Administrative and office expenses		865,241	1,365,151	634,552
Computer expenses		30,023	22,316	21,609
Insurance		147,679	103,497	84,679
Office rental under operating lease		161,175	163,583	177,015
Interest Expense - ADDF		-	29,978	17,676

Total other expenses		1,626,076	2,172,157	1,187,083

Auditor and accounting expenses		416,271	342,609	166,086
Travel expenses		125,532	421,013	131,710
Public relations and marketing expenses		87,851	358,597	136,186
Foreign exchange (gain) loss		(4,721,449)	746,593	(140,761)
(Gain) loss on fair valuation of financial liabilities		(86,322)	30,238	126,059

Total expenses		12,379,349	21,538,410	12,426,635
*Corporate personnel expenses excludes salaries and fees paid to employees and consultants involved in research and development activities.
		Years Ended June 30,
(a) Research and development expenses (1) and (2)		2015	2014	2013
Personnel expenses related to research and development		1,866,915	1,827,934	777,272
Research and development expenses		10,431,252	13,080,164	7,426,550

Total research and development expenses		12,298,167	14,908,098	8,203,822

(1) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
(b) Employee benefits expenses	2015	2014	2013

Employee expenses	2,668,199	1,948,607	1,413,368
Equity payments to employees	170,397	33,824	382,678
Defined contribution superannuation expenses	185,408	121,165	90,217

Total employee benefits expenses	3,024,004	2,103,596	1,886,263

	Years Ended June 30,
	2015	2014	2013
4.INCOME TAX

(a) The prima facie tax on net (loss) before tax is reconciled to the income tax is as follows:
Prima facie tax on net (loss) before income tax at 30% (2015, 2014 & 2013: 30%)	(1,765,521)	(3,998,772)	(2,336,173)
Effect of lower tax rates of tax on overseas income	(41)	(43)	(499)

Add tax effect of:
(Over)/Under provision of income tax in previous year relating to a correction of estimates (1)	3,071,631	2,214,342	1,408,791
Equity issued for nil consideration	140,651	1,269,857	274,642
Research and development tax incentive refund	(2,153,737)	(7,180,486)	(1,039,919)
Gain/(loss) on fair value of financial liabilities	25,897	(30,238)	(9,381)
Other	1,549	5,761	1,766

Deferred tax asset not recognized	679,571	7,719,579	1,700,772

Income tax expense attributable to loss before income tax	-	-	-

(b)Potential deferred tax asset at June 30, 2015, 2014 and 2013 in respect of: tax losses not brought to account is (2):	38,463,614	39,143,186	35,566,969
Temporary differences	3,934,146	(37,806)	(338,714)

(1) This is the result of the difference between the accounting estimate included in the prior year’s tax note, as disclosed in the annual report on Form 20-F for the year ended June 30, 2014 and the tax return lodged with the Australian Tax Office after the filing of the Form 20-F for such period.
(2) Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

	Years Ended June 30,
	2015	2014
5.TRADE AND OTHER RECEIVABLES

Grant receivable	55,699	-
Accrued interest income	4,255	43,730
R&D tax incentive receivable	6,461,212	7,180,486
Goods and services tax receivable	(12)	61,193

Total Trade and Other Receivables	6,521,154	7,285,409

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2015	2014
6.OTHER ASSETS
Current
Prepayments	159,963	62,771
Payroll term deposit	152,603	-
Other receivables	899	34,112

Total	313,465	96,883

Non-current
Rental term deposit	45,462	43,988

Total	45,462	43,988

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2015	2014
7.PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		392,795	369,747
Additions		28,757	23,048
Disposals		(54,483)	-

Balance at end of year		367,069	392,795

Accumulated depreciation
Balance at beginning of year		(345,238)	(322,854)
Disposals		54,483	-
Depreciation expense	3	(31,587)	(22,384)

Balance at end of year		(322,342)	(345,238)

Net book value at end of year		44,727	47,557

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 3.

	Years Ended June 30,
	2015	2014

Laboratory equipment, at cost	112,631	116,007
Less accumulated depreciation	(110,963)	(113,486)

Total laboratory equipment	1,668	2,521

Computer equipment, at cost	140,382	185,641
Less accumulated depreciation	(103,771)	(149,190)

Total computer equipment	36,611	36,451

Furniture and fittings, at cost	38,398	37,598
Less accumulated depreciation	(31,949)	(29,012)

Total furniture and fittings	6,449	8,586

Leasehold improvements, at cost	75,659	75,659
Less accumulated depreciation	(75,659)	(75,659)

Total leasehold improvements	-	-

Total	44,727	47,557

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2015	2014
8.TRADE AND OTHER PAYABLES

Trade creditors	362,493	651,152
Accrued research and development expenses	1,299,492	2,222,881
Accrued intellectual property expenses	-	60,380
Accrued corporate personnel expenses	535	361
Accrued audit and accounting fees	415,911	336,866
Accrued travel expenses	-	10,609
Accrued marketing expenses	-	22,645
Other accrued expenses	73,584	53,464

Total	2,152,015	3,358,358

	Years Ended June 30,
	2015	2014	2015	2014
9.FINANCIAL LIABILITIES	No.	No.	A$	A$

Current
Warrants over ordinary shares (a)	612,397	612,397	12,076	98,398
Total			12,076	98,398

(a)  Warrants over ordinary shares
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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2015	2014
10.PROVISIONS

Current
Annual leave (1)		261,823	217,646
Long service leave (1)(2)	21	292,792	277,138

Total		554,615	494,784

Non-Current
Long service leave (2)	21	2,412	3,028

A provision has been recognized for employee entitlements relating to long service leave.  In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data.  The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions
Movements in each class of provision during the financial year are set out below:
	Years Ended June 30,
	2015	2014
Annual leave
Carrying amount at start of year	217,646	179,609
Charged/(credited) to profit or loss
-additional provisions recognized	199,667	152,041
-unused amounts reversed	-	-
Amounts used during the year	(155,490)	(114,004)
Carrying amount at end of year	261,823	217,646

Long service leave
Carrying amount at start of year	280,166	239,700
Charged/(credited) to profit or loss
-additional provisions recognized	15,038	40,466
-unused amounts reversed	-	-
Amounts used during the year	-	-
Carrying amount at end of year	295,204	280,166

TOTAL	557,027	497,812

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

	Years Ended June 30,
	2015	2014

Long service leave obligation expected to be settled after 12 months	292,792	277,138

11.	COMMITMENTS AND CONTINGENCIES

There are no contingent assets or liabilities at the date of this report.  The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company.

In respect of expenditure commitments, refer to Note 17.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

		Years Ended June 30,
	Notes	2015	2014	2013
13. ISSUED CAPITAL

(a) Issued Capital
533,891,470 (2014: 488,646,960) fully paid ordinary shares	13(b)	144,194,070	137,307,771	98,677,467
Nil (2014: Nil) options for fully paid ordinary shares	13(c)	2,701,644	2,701,644	2,701,644

		146,895,714	140,009,415	101,379,111

(b) Movements in Issued Shares

	June 30,
	2015		2014		2013
	No.	No.	A$	No.	No.	A$
Beginning of the year	488,646,960	137,307,771	381,610,426	98,677,467	297,980,818	83,432,433

Movement during the year	45,244,510	6,886,299	107,036,534	38,630,304	83,629,608	15,245,034

End of the year	533,891,470	144,194,070	488,646,960	137,307,771	381,610,426	98,677,467

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	A$
Year ended June 30, 2012			22,694,035		3,793,258
August 24, 2012	Shares to investors as part of at-the-market facility		1,364,190	0.18	239,238
August 27, 2012	Shares to investors as part of at-the-market facility		1,656,440	0.17	288,162
August 28, 2012	Shares to investors as part of at-the-market facility		52,000	0.17	8,970
August 29, 2012	Shares to investors as part of at-the-market facility		164,770	0.17	28,252
August 31, 2012	Shares to investors as part of at-the-market facility		347,000	0.17	58,771
September 3, 2012	Shares to investors as part of at-the-market facility		816,330	0.17	138,954
September 4, 2012	Shares to investors as part of at-the-market facility		169,060	0.17	27,909
September 14, 2012	Shares to investors as part of at-the-market facility		1,249,450	0.19	242,432
September 17, 2012	Shares to investors as part of at-the-market facility		2,507,610	0.20	507,067
September 18, 2012	Shares to investors as part of at-the-market facility		354,500	0.20	70,973
September 25, 2012	Shares to investors as part of at-the-market facility		1,196,500	0.25	296,530
September 26, 2012	Shares to investors as part of at-the-market facility		189,210	0.24	46,289
September 27, 2012	Shares to investors as part of at-the-market facility		121,350	0.22	27,055
September 28, 2012	Shares to investors as part of at-the-market facility		20,700	0.23	4,665
October 8, 2012	Shares to investors as part of private placement		32,500,000	0.18	6,012,500
March 1, 2013	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.20	22,000
March 7, 2013	Shares to investors as part of at-the-market facility		1,843,240	0.27	502,879
March 7, 2013	Shares to investors as part of at-the-market facility		1,499,870	0.27	407,541

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

Date	Details	Notes	Number	Issue Price	A$
April 8, 2013	Shares to investors as part of private placement	25,641,030	0.20	5,000,000
April 8, 2013	Shares to investors as part of at-the-market facility	1,045,150	0.21	218,981
April 8, 2013	Shares to investors as part of at-the-market facility	244,740	0.22	53,110
April 8, 2013	Shares to investors as part of at-the-market facility	165,980	0.22	36,284
May 3, 2013	Share Purchase Plan	10,370,488	0.19	2,022,245
	Security issuance costs			(1,015,775)
Year ended June 30, 2013		83,629,608		15,245,034
August 2, 2013	Shares to investors as part of at-the-market facility	1,469,780	0.40	588,216
August 5, 2013	Shares to investors as part of at-the-market facility	465,980	0.38	176,592
August 6, 2013	Shares to investors as part of at-the-market facility	3,601,550	0.39	1,413,617
August 7, 2013	Shares to investors as part of at-the-market facility	2,517,590	0.38	956,832
August 30, 2013	Exercise of options – consultants	150,000	0.35	52,140
August 30, 2013	Exercise of options – consultants	100,000	0.12	11,700
August 30, 2013	Exercise of options – consultants	86,625	0.14	12,266
August 30, 2013	Exercise of options – consultants	100,000	0.12	11,700
August 30, 2013	Exercise of options – investors	10,000,000	0.39	3,857,143
August 30, 2013	Shares to investors as part of at-the-market facility	1,167,610	0.57	662,809
September 9, 2013	Shares to investors as part of at-the-market facility	2,160,950	0.58	1,261,265
September 10, 2013	Shares to investors as part of at-the-market facility	1,395,610	0.56	786,494
September 11, 2013	Shares to investors as part of at-the-market facility	523,120	0.55	288,606
September 12, 2013	Shares to investors as part of at-the-market facility	2,056,760	0.52	1,071,557
October 3, 2013	Exercise of options – employees	97,418	0.18	17,577
October 3, 2013	Exercise of options – employees	625,000	0.45	282,828
October 25, 2013	Exercise of options – consultants	60,000	0.14	8,496
October 25, 2013	Exercise of options – employees	217,478	0.14	30,795
November 4, 2013	Shares to investors as part of at-the-market facility	6,745,750	0.48	3,209,209
November 5, 2013	Shares to investors as part of at-the-market facility	143,700	0.48	69,054
November 4, 2013	Exercise of options – employees	722,419	0.42	300,405
November 6, 2013	Shares to investors as part of at-the-market facility	8,380	0.49	4,070
November 25, 2013	Exercise of options – consultants	200,000	0.40	80,786
December 13, 2013	Exercise of options – employees	73,200	0.35	25,444
December 20, 2013	Exercise of options – employees	81,750	0.14	11,576
December 20, 2013	Exercise of options – consultants	100,000	0.40	40,393
January 3, 2014	Exercise of options – investors	1,700,000	0.35	593,622
January 28, 2014	Exercise of options – investors	500,000	0.35	174,595
February 6, 2014	Exercise of options – investors	3,928,900	0.35	1,371,931
February 6, 2014	Exercise of options – employees	50,000	0.35	17,380
February 21, 2014	Exercise of options – employees	60,000	0.28	16,800.00
February 21, 2014	Exercise of options – employees	146,128	0.25	36,532
February 21, 2014	Exercise of options – employees	157,818	0.35	54,858
February 26, 2014	Exercise of options – employees	34,220	0.51	17,298
February 26, 2014	Exercise of options – employees	47,700	0.35	16,581
March 11, 2014	Exercise of options – consultants	200,000	0.40	80,786
March 11, 2014	Exercise of options – employees	60,000	0.35	20,856
March 11, 2014	Exercise of options – employees	66,500	0.28	18,620
March 11, 2014	Exercise of options – consultants	1,000,000	0.26	260,000
March 11, 2014	Exercise of options – employees	146,128	0.25	36,532
March 11, 2014	Shares to investors as part of at-the-market facility	980,130	1.23	1,202,928

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

Date	Details	Notes	Number	Issue Price	A$
March 12, 2014	Shares to investors as part of at-the-market facility		41,760	1.18	49,339
March 14, 2014	Shares to investors as part of at-the-market facility		1,594,220	1.11	1,767,019
March 17, 2014	Shares to investors as part of at-the-market facility		2,280,750	1.05	2,405,397
April 3, 2014	Exercise of options – investors		216,750	0.35	75,687
April 3, 2014	Shares to investors as part of at-the-market facility		22,339,170	0.31	6,963,613
April 4, 2014	Shares to investors as part of at-the-market facility		17,290,080	0.27	4,607,964
April 7, 2014	Shares to investors as part of at-the-market facility		18,325,610	0.25	4,672,819
April 7, 2014	Non cash share issue in consideration for services provided by consultants	(i)	1,000,000	0.25	252,750
June 30, 2014	Non cash share issue in consideration for services provided by consultants		-	-	24,200
	Security issuance costs		-	-	(1,339,369)
Year ended June 30, 2014			107,036,534		38,630,304
July 1, 2014	Reverse proposed issue to a consultant		-	-	(24,200)
July 21, 2014	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.23	25,300
July 21, 2014	Exercise of options – employees		180,000	-	25,488
February 23, 2015	Shares to investors as part of at-the-market facility		35,631,690	0.15	5,304,319
February 24, 2015	Shares to investors as part of at-the-market facility		2,538,820	0.14	357,270
June 2, 2015	Shares to investors as part of at-the-market facility		6,784,000	0.22	1,466,553
June 30, 2015	Non cash share issue in consideration for services provided by consultants		-	-	16,500
	Security issuance costs		-	-	(284,931)
Year ended June 30, 2015			45,244,510		6,886,299

(i) Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued.  Shares issued to consultants have been valued as o utlined below:

July 21, 2014; April 7, 2014 and March 1, 2013.

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

(c) Movements in Options

	June 30,
	2015		2014		2013
	Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	-	2,701,644	-	2,701,644	-	2,701,644

End of the year*	-	2,701,644	-	2,701,644	-	2,701,644

* There was no movement in options during the financial years ended June 30, 2015, 2014 and 2013.

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

(e) Shares Issued after Reporting Date

No equity issues have occurred after reporting date.

14.      RESERVES

		Years Ended June 30,
	Notes	2015	2014	2013

(a)Share Based Payments
19,395,582 (2014: 18,542,577) options for fully paid ordinary shares	14(b)	7,394,184	6,968,437	8,557,928
Nil (2014: Nil) options for ADRs	14(c)	1,515,434	1,515,434	1,515,434
612,397 (2014: 612,397) warrants for ADRs	14(d)	453,563	453,563	453,563

		9,363,181	8,937,434	10,526,925

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised.  Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

(b)Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2015		2014		2013
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	18,542,577	6,968,437	35,544,121	8,557,928	28,360,328	7,664,454
Issued during the year	4,400,000	451,235	3,926,490	992,908	10,683,793	893,474
Expired during the year	(3,166,995)	-	-	-	(3,500,000)	-
Forfeited during the year	(200,000)	-	-	-	-	-
Exercised during the year	(180,000)	(25,488)	(20,928,034)	(2,582,399)	-	-

End of the year	19,395,582	7,394,184	18,542,577	6,968,437	35,544,121	8,557,928

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14. RESERVES (continued)

Details of option grants are summarized as follows.

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

Year ended June 30, 2015:
•     On October 3, 2014, the Company granted options to purchase 1,000,000 ordinary shares to key management personnel under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.34 consideration and expire on October 2, 2018.  The fair value of the options is A$0.17.
•     On February 19, 2015, the Company granted options to purchase 2,000,000 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.26 consideration and expire on Februrary 18, 2020.  The fair value of the options is A$0.08.
•     On May 27, 2015, the Company granted options to purchase 1,400,000 ordinary shares to consultants under the 2004 Plan (see Note 18) in recognition of services rendered to the Company.   The options are exercisable at A$0.27 consideration and expire on May 25, 2020.  The fair value of the options is A$0.08.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14. RESERVES (continued)

(c)Movements in Options for ADRs

	Years Ended June 30,
	2015		2014		2013
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	-	1,515,434	-	1,515,434	380,000	1,515,434

Expiration of options (1)	-	-	-	-	(380,000)	-
End of the year	-	1,515,434	-	1,515,434	-	1,515,434

(1) Options exercisable at US5.00 on or before December 17, 2012.  These options are convertible to ADRs, 1 ADR = 10 ordinary shares.  These options expired without being exercised on December 17, 2012.

(d)Movement in Warrants for ADRs

	Years Ended June 30,
	2015		2014		2013
	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)
Beginning of the year (1)	-	453,563	-	453,563	-	453,563
Beginning of the year (2)	612,397	-	612,397	-	612,397	-
End of the year	612,397	453,563	612,397	453,563	612,397	453,563

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2015	2014
15.ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(111,260,562)	(97,931,323)
Net loss for the year	(5,885,069)	(13,329,239)

Balance at end of year	(117,145,631)	(111,260,562)

	Years Ended June 30,
	2015	2014	2013
16.CASH FLOW INFORMATION

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(5,885,069)	(13,329,239)	(7,787,242)

Non-cash items
Depreciation of property and equipment	31,587	22,384	23,130
Non-cash issue of equity in consideration of operating expenses	468,835	1,269,857	893,477
Loss on disposal of plant and equipment	-	-	(150)
Foreign exchange (gain) loss	(4,952,735)	581,263	(110,816)
(Gain) loss on fair value of financial liabilities	(86,322)	37,473	197,898

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	764,255	(3,761,471)	(1,973,102)
Decrease (increase) in other current assets	(63,979)	15,359	(43,567)
(Decrease) increase in trade and other payables	(1,206,343)	1,582,980	817,041
(Decrease) in other current liabilities	-	(33,332)	(17,499)
Increase in provision for employee entitlements	59,215	78,503	49,576

Net cash flows used in operating activities	(10,871,074)	(13,536,223)	(7,951,254)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	34,909,574	34,167,018	13,346,760

Closing cash and cash equivalents balance	34,909,574	34,167,018	13,346,760

(c)Non-Cash Financing and Investing Activities

During the years ended June 30 2015, 2014 and 2013, the Company issued shares and granted options in connection with non-cash transactions.  See Notes 13(b) and 14(b).

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

17. EXPENDITURE COMMITMENTS

The Company has non-cancelable operating leases contracted for but not capitalized in the financial statements.  The Company has commitments under these contracts within one year of A$134,272 and greater than one year but less than three years of A$32,776.  The property lease is a non-cancellable lease with an 18 month term, with rent payable monthly in advance.  The property lease commenced April 1, 2015 and expires on September 30, 2016.  The photocopier lease is a non-cancellable lease with a 48 month term, with rent payable monthly in advance.  The photocopier lease commenced April 1, 2012 and expires on March 31, 2016.

The majority of our contracts for research and development programs have a termination notice period of 30 days.  As at June 30, 2015, we had research and development termination commitments approximating A$2.54 million.  No liability has been recognised within our financial statements for this period.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures.

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

At June 30, 2015, equity had been issued to one former Director under the 2004 ADS Plan and six Directors, three key management personnel, 16 employees and 19 consultants under the 2004 ASX Plan.  At June 30, 2014, equity had been issued to one former Director under the 2004 ADS Plan and six Directors, three key management personnel, 16 employees and 19 consultants under the 2004 ASX Plan.  At June 30, 2013, equity had been issued to one former Director under the 2004 ADS Plan and six Directors, three key management personnel, 16 employees and 18 consultants under the 2004 ASX Plan.

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

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2015		2014		2013
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	16,375,582	0.41	17,031,476	0.23	6,347,683	0.14
Issued during the year	4,400,000	0.28	3,926,490	0.69	10,683,793	0.34
Exercised during the year	(180,000)	-	(4,582,384)	0.11	-	-
Expired during the year	(1,000,000)	0.25	-	-	-	-
Lapsed during the year	(200,000)	1.12	-	-	-	-
Forfeited during the year	-	-	-	-	-	-

Outstanding at year end	19,395,582	0.38	16,375,582	0.41	17,031,476	0.23

Exercisable at year end	19,395,582	0.38	16,175,582	0.40	16,010,786	0.28

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18. SHARE BASED PAYMENTS (continued)

Options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price $A	Share options 2015	Share options 2014
PBTAA	October 25, 2013	October 24, 2018	0.61	200,000	200,000
PBTAB	June 8, 2010	August 7, 2014	0.00	-	180,000
PBTAB	October 3, 2014	October 2, 2018	0.34	1,000,000	-
PBTAC	June 26, 2013	June 25, 2018	0.37	1,649,573	1,649,573
PBTAD	November 4, 2013	November 3, 2018	0.73	360,000	360,000
PBTAE	December 13, 2013	December 11, 2018	1.04	1,200,000	1,200,000
PBTAF	February 7, 2014	February 5, 2019	1.12	100,000	300,000
PBTAG	April 7, 2014	April 6, 2018	0.25	1,200,000	1,200,000
PBTAH	February 19, 2015	February 18, 2020	0.26	2,000,000	-
PBTAQ	December 12, 2012	December 13, 2017	0.33	8,500,000	8,500,000
PBTAR	May 27, 2015	May 25, 2020	0.27	1,400,000	-
PBTAU	December 19, 2011	December 19, 2014	0.25	-	1,000,000
PBTAW	March 21, 2012	March 20, 2017	0.25	1,119,519	1,119,519
PBTAY	August 5, 2013	August 4, 2018	0.66	306,490	306,490
PBTAZ	October 2, 2013	October 1, 2018	0.66	360,000	360,000
			Total	19,395,582	16,375,582

Weighted average remaining contractual life of options outstanding at end of period				3.04 years	3.42 years

The weighted average fair value of options granted during the period was determined in accordance with Note 1(r) as A$0.10, A$0.29 and A$0.08 for the years ended June 30, 2015, 2014 and 2013, respectively.  The weighted average assumptions in calculating fair value were as follows:
•	risk-free interest rate of 2.24% for 2015, 3.26% for 2014 and 2.83% for 2013;
•	no dividends;
•	expected volatility of 85.74% for 2015, 134.50% for 2014 and 57.15% for 2013;
•	expected life of 4.77 for 2015, 4.69 years for 2014 and 5.00 years for 2013;
•	underlying share price of $0.18 for 2015, $0.50 for 2014 and $0.21 for 2013; and
•	exercise price of $0.28 for 2015, $0.69 for 2014 and $0.34 for 2013.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

Model inputs –
The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share A$	Share Price at Grant Date A$	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate
PBTAQ	December 12, 2012	0.33	0.21	52.30%	5.00	0%	2.73%
PBTAC	June 26, 2013	0.37	0.23	83.10%	5.00	0%	3.23%
PBTAY	August 5, 2013	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	October 2, 2013	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	October 25, 2013	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	November 4, 2013	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	December 13, 2013	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	February 7, 2014	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	April 7, 2014	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	October 3, 2014	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	February 19, 2015	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	May 27, 2015	0.27	0.17	69.40%	5.00	0%	2.25%

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2015	2014	2013
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	12,987,715	7,405,331	7,295,331
Issued during the year (1)	290,000	5,582,384	110,000

End of the financial year	13,277,715	12,987,715	7,405,331

(1) In the years ended June 30, 2015 and 2014 this includes options to purchase 180,000 and 4,582,384 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.  In the year ended June 30, 2013 no options to purchase ordinary shares, granted under the 2004 ASX Plan were exercised.

The weighted average fair value of the shares granted during the year ended June 30, 2015, 2014 and 2013 was $0.23, $0.25 and $0.20.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

Information with respect to the number of options granted under the 2004 ADS Option Plan as follows:

	Years Ended June 30,
	2015		2014		2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Beginning of the year	-	-	-	-	380,000	A$	US$5.00 (5.48)
Expired during the year 1	-	-	-	-	(380,000)	A$	US$5.00 (5.48)

Outstanding at year end	-	-	-	-	-		-

Exercisable at year end 1	-	-	-	-	-		-

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

19.     SUBSEQUENT EVENTS

No matters or circumstances have arisen since the end of the reporting period, not otherwise disclosed in this report, which significantly affected or may significantly affect the operations of the Company, the result of those operations or the state of affairs of the Company in subsequent financial years.

	Years Ended June 30,
	2015	2014	2013
20.LOSS PER SHARE
Basic and diluted loss per share (cents per share)	(1.17)	(3.11)	(2.30)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	502,714,982	428,047,123	338,700,006

The options and warrants in place do not have the effect of diluting the loss per share.

21.KEY MANAGEMENT PERSONNEL COMPENSATION

	2015	2014

Short-term employee benefits	1,554,843	1,139,860
Post-employment benefits	96,324	77,775
Long-term benefits	2,733	17,615
Termination benefits	-	-
Share-based payments	170,397	33,824
	1,824,297	1,269,074

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2015	2014	2013
22.AUDITORS’ REMUNERATION

- audit and review fees: current year financial reports	160,158	145,187	164,060
- audit and review fees: internal controls for Sarbanes Oxley requirement	256,113	187,422	-
- audit and review fees: other assurance services	83,640	65,000	-
	499,911	397,609	164,060

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006.  Australian law does not require the Company’s Auditors to be appointed at the Company’s annual general meeting of shareholders.  There is an annual engagement letter which is signed, subject to the Company’s audit committee approval, with PricewaterhouseCoopers for audit and review work.  No non-audit services were provided by PricewaterhouseCoopers during the 2015, 2014 and 2013 fiscal years.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	RELATED PARTY TRANSACTIONS

a.	Equity Interests in Subsidiaries

Prana Biotechnology Limited owns 100% of its subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Ltd.

b.	Key Management Personnel Remuneration

The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Brian Meltzer	Non-Executive Independent Director
George Mihaly	Non-Executive Independent Director
Peter Marks	Non-Executive Independent Director
Lawrence Gozlan	Non-Executive Independent Director
Ira Shoulson	Non-Executive Independent Director

The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Kathryn Andrews	Chief Financial Officer (appointed November 4, 2014)
Richard Revelins	Company Secretary and Chief Financial Officer (retired November 4, 2014)
Phillip Hains	Acting Chief Financial Officer (retired November 4, 2014)

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.     RELATED PARTY TRANSACTIONS (continued)

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2015 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1)	421,689	100,000	35,000	(224)	-	556,465
Brian Meltzer	50,000	-	35,000	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Lawrence Gozlan	50,000	-	-	-	-	50,000
Ira Shoulson (2)	250,648	-	-	-	-	250,648
	1,007,337	-	70,000	(224)	-	1,077,113

(1)Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.  During the 2015 fiscal year, Mr. Kempler received a A$100,000 incentive bonus which he was awarded in 2012.

(2)Includes consulting fees paid to Prof. Ira Shoulson in the amount of A$205,426.

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2014 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1)	444,389	-	25,000	8,601	-	477,990
Brian Meltzer	50,000	-	35,000	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Lawrence Gozlan	50,000	-	-	-	-	50,000
Ira Shoulson (2)	5,625	-	-	-	-	5,625
	685,014	-	60,000	8,601	-	753,615

(1)Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.
(2)Prof. Ira Shoulson was appointed to the Board on May 13, 2014;

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2013 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1) (2)	428,278	-	25,000	11,980	295,711	760,969
Brian Meltzer (2)	62,500	-	25,000	-	73,928	161,428
George Mihaly (2)	75,000	-	-	-	73,928	148,928
Peter Marks (2)	57,500	-	-	-	73,928	131,428
Lawrence Gozlan (2)	45,000	-	-	-	73,928	118,928
	668,278	-	50,000	11,980	591,423	1,321,681

(1)Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.
(2)The Directors received unlisted options during the year ended June 30, 2013. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: December 12, 2012	Volatility: 52.30%
Exercise Price: A$0.33	Risk-free Interest Rate: 2.73%
Stock Price: A$0.21	Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: A$0.0739

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. RELATED PARTY TRANSACTIONS (continued)

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2015 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Phillip Hains (3)	100,000	-	-	-	-	100,000
Dianne Angus (1) (2)	326,346	-	18,783	2,874	170,397	518,401
Kathryn Andrews (4)	81,233	-	7,541	82	-	88,857
Richard Revelins (5)	39,926	-	-	-	-	39,926
	547,506	-	26,324	2,957	170,397	747,184

(1) Base Fee includes movements in annual leave provision for Ms Dianne Angus and Ms Kathryn Andrews accrued in accordance with their employment contracts.
(2) Ms. Angus received unlisted options during the year ended June 30, 2014. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: October 3, 2014	Volatility: 130.5%
Exercise Price: A$0.34	Risk-free Interest Rate: 2.71%
Stock Price: A$0.22	Dividend Yield: 0%
Years to Expiry: 4.00	Option Price: A$0.1704

(3) Mr. Hains retired from his appointment as Acting Chief Financial Officer on November 4, 2014;
(4) Ms. Andrews was appointed as Chief Financial Officer on November 4, 2014;
(5) Mr. Richard Revelins retired from his appointment as Company Secretary and Chief Financial Officer on November 4, 2014.

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2014 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Richard Revelins	80,013	-	-	-	-	80,013
Dianne Angus (1) (2)	324,833	-	17,775	9,015	33,824	385,447
Phillip Hains (3)	50,000	-	-	-	-	50,000
	454,846	-	17,775	9,015	33,824	515,460

(1) Base Fee includes movements in annual leave provision for Ms. Dianne Angus accrued in accordance with his employment contract.
(2) Ms. Angus received unlisted options during the year ended June 30, 2014. The option prices were calculated using the Black-Scholes Model applying the following inputs:

Grant Date: November 4, 2013	Volatility: 68.80%
Exercise Price: A$0.73	Risk-free Interest Rate: 3.46%
Stock Price: A$0.44	Price: A$0.44Dividend Yield: 0%
Years to Expiry: 5.00	Option Price: A$0.2114

(3) Mr. Hains was appointed as Acting Chief Financial Officer on May 1, 2014.

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2013 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Richard Revelins (2)	77,343	-	-	-	73,928	151,270
Dianne Angus (1)	316,251	-	26,040	6,303	-	348,595
	393,594	-	26,040	6,303	73,928	499,865

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.  RELATED PARTY TRANSACTIONS (continued)

The following Director was under contract during the year ended June 30, 2015:

Directors	Duration	Notice Requirements	Termination
Mr. Geoffrey Kempler	Until termination by either party Signed September 21, 2007	For Good Reason Mr. Kempler may terminate with 30 days’ notice Or Without Cause the Company may terminate with 90 days’ notice	● ● ●
Pay Mr. Kempler within ninety (90) days of the termination date A$1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options

		Without Good Reason Mr. Kempler may terminate with 90 days’ notice Or With Cause the Company may terminate with 30 days’ notice	●	Bonus pro-rate only if termination occurs in 1st year

The following Senior Executives were under contract during the year ended June 30, 2015:

Key Management Personnel	Duration	Notice Requirements	Termination
Ms Dianne Angus	Until termination by either party Signed October 2, 2006 Letter Agreement signed June 12, 2007	For Good Reason Ms. Angus may terminate with 30 days’ notice Or Without Cause the Company may terminate with 120 days’ notice	● ● ●
Pay remuneration entitlements three months from the time of termination (less any payout made for the notice period).  The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days’ notice Or With Cause the Company may terminate without notice	● ●	Permitted to keep and/or exercise options that have vested at the time of termination Accrued entitlements including all unreimbursed business expenses
Ms Kathryn Andrews	Until termination by either party Signed November 11, 2014	Ms Andrews may terminate with 30 days’ notice Or Without Cause the Company may terminate with 30 days notice Or With Cause the Company may terminate without notice	● ●	Permitted to keep and/or exercise options that have vested at the time of termination Accrued entitlements including all unreimbursed business expenses

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

c. Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2014	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2015
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	200,000	18,011,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson	-	-	-	-	-
Richard Revelins (5)	20,308	-	-	(20,308)	-
Dianne Angus	146,128	-	-	-	146,128
Phillip Hains (5)	211,800	-	-	(211,800)	-
Kathryn Andrews (6)	-	-	-	-	-

	18,785,679	-	-	(32,108)	18,753,571

Fully Paid Ordinary Shares of the Company	Balance July 1, 2013	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2014
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson (3)	-	-	-	-	-
Richard Revelins	20,308	-	500,000	(500,000)	20,308
Dianne Angus	-	-	868,547	(722,419)	146,128
Phillip Hains (4)	211,800	-	-	-	211,800

	18,639,551	-	1,368,547	(1,222,419)	18,785,679

Fully Paid Ordinary Shares of the Company	Balance July 1, 2012	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2013
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan (2)	-	-	-	-	-
Richard Revelins	20,308	-	-	-	20,308
Dianne Angus	-	-	-	-	-

	18,427,751	-	-	-	18,427,751

(1) Net change other refers to shares purchased or sold during the financial year.
(2) Balance at date of appointment, August 8, 2011.
(3) Balance at date of appointment, May 13, 2014.
(4) Balance at date of appointment, May 1, 2014.
(5) Balance at date of retirement, November 4, 2014.
(6) Balance at date of appointment, November 4, 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.  RELATED PARTY TRANSACTIONS (continued)

Share Options of the Company	Balance July 1, 2014 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other	Options Vested During 2015 fiscal year	Balance June 30, 2015 No.	Total Vested and Exercisable June 30, 2015 No.	Total Unvested June 30, 2015 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson	-	-	-	-	-	-	-	-	-
Richard Revelins (5)	500,000	-	-	-	(500,000)	-	-	-	-
Dianne Angus	317,819	1,000,000	-	-	-	-	1,317,819	1,317,819	-
Phillip Hains (5)	-	-	-	-	-	-	-	-	-
Kathryn Andrews (6)	-	-	-	-	-	-	-	-	-
	8,817,819	1,000,000	-	-	(500,000)	-	9,317,819	9,317,819	-

Share Options of the Company	Balance July 1, 2013 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other (1)	Options Vested During 2014 fiscal year	Balance June 30, 2014 No.	Total Vested and Exercisable June 30, 2014 No.	Total Unvested June 30, 2014 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson (3)	-	-	-	-	-	-	-	-	-
Richard Revelins	1,000,000	-	(500,000)	-	-	-	500,000	500,000	-
Dianne Angus	2,052,730	160,000	(868,547)	-	(1,026,364)	-	317,819	317,819	-
Phillip Hains (4)	-	-	-	-	-	-	-	-	-
	11,052,730	160,000	(1,368,547)	-	(1,026,364)	-	8,817,819	8,817,819	-

Share Options of the Company	Balance July 1, 2012 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other (1)	Options Vested During 2013 fiscal year	Balance June 30, 2013 No.	Total Vested and Exercisable June 30, 2013 No.	Total Unvested June 30, 2013 No.
Geoffrey Kempler	-	4,000,000	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan (2)	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Richard Revelins	-	1,000,000	-	-	-	-	1,000,000	1,000,000	-
Dianne Angus	2,052,730	-	-	-	-	-	2,052,730	1,857,893	194,837

	2,052,730	9,000,000	-	-	-	-	11,052,730	10,857,893	194,837

(1) Net change other refers to shares purchased or sold during the financial year.
(2) Balance at date of appointment, August 8, 2011.
(3) Balance at date of appointment, May 13, 2014.
(4) Balance at date of appointment, May 1, 2014.
(5) Balance at date of retirement, November 4, 2014.
(6) Balance at date of appointment, November 4, 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

24.	SEGMENT INFORMATION

The Company’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Company’s performance and determine the allocation of resources.  The Company’s activities are predominantly within Australia and cover research into Alzheimer’s disease, Huntington disease, Parkinson’s disease and other neurodegenerative disorders.  Accordingly, the Company has identified one reportable segment.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2015	2014
	A$	A$
Cash and cash equivalents (USD)	27,100,354	26,398,943
Cash and cash equivalents (€EUR)	-	-
Cash and cash equivalents (£GBP)	-	-
Trade and other payables (USD)	(79,490)	(37,934)
Trade and other payables (€EUR)	(25,617)	(36,168)
Trade and other payables (£GBP)	(4,926)	(205,649)
Total exposure	26,990,321	26,119,192

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and Great British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/GBP and AUD/EUR exchange rates over the past 5 years based on the year-end spot rates.  The variables for USD, GBP and EUR being 3%, 6% and 0.5% respectively.  All the amounts in the table below are displayed in Australian Dollars (A$).

Based on the financial instruments held at June 30, 2015, had the Australian dollar weakened/strengthened by 3% against the US dollar, 6% against the GBP and 0.5% against the EURO with all other variables held constant, the Company's post-tax loss for the year would have been A$786,576 lower/A$835,247 higher (2014: A$754,935 lower/A$800,880 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table.  The Company’s exposure to other foreign exchange movements is not material.

We realized a foreign exchange gain of A$4,953,253 for the year ended June 30, 2015 compared to a foreign exchange loss of A$581,263 for the year ended June 30, 2014 and a foreign exchange gain of A$107,665 for the year ended June 30, 2013. In 2015, the Australian dollar depreciated against the U.S. dollar by 18%.  In 2014, the Australian dollar appreciated against the U.S. dollar by 3%, while in 2013, the Australian dollar depreciated against the U.S. dollar by 10%.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.FINANCIAL INSTRUMENTS (continued)

(ii) Interest Rate Risk

The Company has an exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Company’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2015, the Company had the following cash accounts:

•	A$98,442 in an Australian dollar transaction account at an interest rate of 0.05% as of June 2015;
•	A$2,507 in an Australian dollar transaction account at an interest rate of 0.00% as of June 2015;
•	A$1,707,493 in an Australian Business Cash High Interest account at an interest rate of 1.50% as of June 2015;
•	A$47 in an Australian Trust account at an interest rate of 0% as of June 2015;
•	US$20,750,646 (A$27,098,476) in U.S. checking accounts at an interest rate of 0.03% as of June 30, 2015;
•	A$6,000,000 in a three month term deposit at a fixed interest rate of 2.92% which matures on September 24, 2015;
•	A$152,603 in a six month term deposit at a fixed interest rate of 2.90% which matures on October 13, 2015;
•	A$45,462 in a twelve month term deposit at a fixed interest rate of 3.10% which matures on March 7, 2016;
•	A$500 in petty cash which does not earn any interest;
•	CAD$219 (A$231) in petty cash which does not earn any interest; and
•	US$1,438 (A$1,878) in petty cash which does not earn any interest.

The weighted average interest rate is 0.59% for cash and cash equivalents and 0.41% for terms deposits over three months and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

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

The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2015	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	34,906,965	-	-	2,609	34,909,574	0.59%
Trade and other receivables	-	-	-	6,521,154	6,521,154
Other current assets	-	152,603	-	160,862	313,465	0.01%
Other non-current assets	-	-	45,462	-	45,462	0.39%

Total Financial Assets	34,906,965	152,603	45,462	6,684,625	41,942,258

Financial Liabilities
Trade and other payables	-	-	-	2,152,015	2,152,015
Other financial liabilities	-	-	-	12,076	12,076

Total Financial Liabilities	-	-	-	2,164,091	2,164,091

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.         FINANCIAL INSTRUMENTS (continued)

June 30, 2014	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	34,165,553	-	-	1,465	34,167,018	0.75%
Trade and other receivables	-	-	-	7,285,409	7,285,409
Other current assets	-	-	43,988	-	43,988	1.05%

Total Financial Assets	34,165,553	-	43,988	7,286,874	41,496,415

Financial Liabilities
Payables	-	-	-	3,358,358	3,358,358
Other financial liabilities	-	-	-	98,398	98,398

Total Financial Liabilities	-	-	-	3,456,756	3,456,756

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

26.         FINANCIAL INSTRUMENTS (continued)

	Maturities of Financial Liabilities
2015	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts
		Consolidated Entity
Trade and other payables	2,152,015	-	-	2,152,015	2,152,015
Total	2,152,015	-	-	2,152,015	2,152,015

2014
		Consolidated Entity
Trade and other payables	3,358,358	-	-	3,358,358	3,358,358
Total	3,358,358	-	-	3,358,358	3,358,358

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

Financial Instruments measured at Fair Value
The financial instruments recognised at fair value in the Statement of Financial Position have been analysed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

-	quoted prices in active markets for identical assets or liabilities (Level 1);
-	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and
-	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

In 2015 and 2014, none of the Company’s assets and liabilities except for the other financial liabilities had their fair value determined using the fair value hierarchy.  The other financial liabilities are classified as level 2 instruments.     No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

26.	ADDITIONAL COMPANY INFORMATION

Prana Biotechnology Limited is a listed public company, incorporated and operating in Australia.

Registered	Office Principal Place of Business
Suite 1	Level 2
1233 High Street	369 Royal Parade
Armadale Vic 3143	Parkville Vic 3052
Australia	Australia
Tel: +61 (03) 9824 5254	Tel: +61 (03) 9349 4906

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Prana Biotechnology Limited

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Dated August 26, 2015