Form 20-F
period 2016-06-30
PRANA BIOTECHNOLOGY LTD
filed 2016-10-04
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2016

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR
☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report.................

Commission file number 000‑49843

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
+61 3 9349 4906 (phone) ; +61 3 9348 0377 (fax)
(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares, each representing sixty Ordinary Shares	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2016…………………..533,891,470

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

The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX.  Since September 5, 2002, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The Bank of New York, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents sixty of our ordinary shares.  As used in this annual report, the terms “we,” “us,” “our” and “Prana” mean Prana Biotechnology Limited and its subsidiaries, unless otherwise indicated.

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

Except for the historical information contained in this annual report, the statements contained in this annual report are “forward‑looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and the Private Securities Litigation Reform Act of 1995, as amended, with respect to our business, financial condition and results of operations.  Such forward-looking statements reflect our current view with respect to future events and financial results.  We urge you to consider that statements which use the terms “anticipate,” “believe,” “do not believe,” “expect,” “plan,” “intend,” “estimate,” and similar expressions are intended to identify forward‑looking statements.  We remind readers that forward-looking statements are merely predictions and therefore inherently subject to uncertainties and other factors and involve known and unknown risks that could cause the actual results, performance, levels of activity, or our achievements, or industry results, to be materially different from any future results, performance, levels of activity, or our achievements expressed or implied by such forward-looking statements.  Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.  Except as required by applicable law, including the securities laws of the United States, we undertake no obligation to publicly release any update or revision to any forward‑looking statements to reflect new information, future events or circumstances, or otherwise after the date hereof.  We have attempted to identify significant uncertainties and other factors affecting forward-looking statements in the Risk Factors section that appears in Item 3.D. “Key Information-Risk Factors.”

TABLE OF CONTENTS

Page

PART I		5
ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	5
ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE	5
ITEM 3.	KEY INFORMATION	5
A.	Selected Consolidated Financial Data	5
B.	Capitalization and Indebtedness	6
C.	Reasons for the Offer and Use of Proceeds	6
D.	Risk Factors	7
ITEM 4.	INFORMATION ON THE COMPANY	21
A.	History and Development of the Company	21
B.	Business Overview	22
C.	Organizational Structure	37
D.	Property, Plants and Equipment	37
ITEM 4A.	UNRESOLVED STAFF COMMENTS	37
ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS	37
A.	Operating Results	37
B.	Liquidity and Capital Resources	43
C.	Research and Development, Patents and Licenses	46
D.	Trend Information	47
E.	Off-Balance Sheet Arrangements	47
F.	Tabular Disclosure of Contractual Obligations	47
ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	48
A.	Directors and Senior Management	48
B.	Compensation	50
C.	Board Practices	52
D.	Employees	55
E.	Share Ownership	56
ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	59
A.	Major Shareholders	59
B.	Related Party Transactions	59
C.	Interests of Experts and Counsel	59
ITEM 8.	FINANCIAL INFORMATION	60
A.	Financial Statements and Other Financial Information	60
B.	Significant Changes	60
ITEM 9.	THE OFFER AND LISTING	60
A.	Offer and Listing Details	60
B.	Plan of Distribution	62
C.	Markets	62
D.	Selling Shareholders	62
E.	Dilution	62
F.	Expenses of the Issue	62
ITEM 10.	ADDITIONAL INFORMATION	62
A.	Share Capital	62
B.	Memorandum and Articles of Association	62
C.	Material Contracts	64
D.	Exchange Controls	65
E.	Taxation	66
F.	Dividends and Paying Agents	72
G.	Statement by Experts	72
H.	Documents on Display	72
I.	Subsidiary Information	73
ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	73
ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	74

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB.  Our consolidated financial statements appearing in this annual report comply with both the IFRS as issued by IASB and Australian equivalents to International Financial Reporting Standards, or A-IFRS.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated.  The following selected consolidated financial data as of June 30, 2016 and 2015 and for the years ended June 30, 2016, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of June 30, 2014 and 2013 and for the years ended June 30, 2013 and 2012 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:
	Year Ended June 30,
	2016	2015	2014	2013
	(in A$, except loss per share and number of shares)
Revenue from continuing operations	142,657	176,842	363,775	150,867
Other income	4,753,697	6,317,438	7,845,396	4,488,526
Research and development expenses	(9,585,371)	(12,298,167)	(14,908,098)	(8,203,822)
General and administration expenses	(3,610,551)	(4,506,122)	(4,925,411)	(3,793,235)
Intellectual property expenses	(241,954)	(257,299)	(477,079)	(294,894)
Other operating expenses	(45,276)	(39,210)	(451,251)	(257,769)
Finance expense – ADDF	-	-	(29,978)	(17,676)
Other gains and losses	857,247	4,721,449	(746,593)	140,761
Net loss	(7,729,551)	(5,885,069)	(13,329,239)	(7,787,242)
Loss per share– basic and diluted	(1.45)	(1.17)	(3.11)	(2.30)
Weighted average number of ordinary shares outstanding - basic and diluted	533,891,470	502,714,982	428,047,123	338,700,006

Balance Sheet Data
	As at June 30,
	2016	2015	2014	2013
	(in A$ )
Cash and cash equivalents	28,593,538	34,909,574	34,167,018	13,346,760
Working capital	31,299,470	39,025,487	37,597,770	13,883,965
Total assets	33,725,020	41,834,382	41,640,855	17,073,821
Net assets	31,367,213	39,113,264	37,686,287	13,974,713
Issued capital	146,879,214	146,895,714	140,009,415	101,379,111
Share based payment reserves	9,363,181	9,363,181	8,937,434	10,526,925
Accumulated deficit during development stage	(124,875,182)	(117,145,631)	(111,260,562)	(97,931,323)
Total equity	31,367,213	39,113,264	37,686,287	13,974,713

Exchange Rate Information

The following tables set forth, for the periods and dates indicated, certain information regarding the rates of exchange of A$1.00 into U.S.$ based on rates quoted on the U.S. Federal Reserve System.  Each period end rate is the average ask price for the day.  The average rate is the average of all the ask prices for the given time period.  The high rate is the highest bid rate for the given time period.  The low rate is the lowest bid rate for the given time period.

Year Ended June 30,	At Period End	Average Rate	High	Low
2012	1.0161	1.0327	1.1080	0.9387
2013	0.9146	1.0273	1.0624	0.9112
2014	0.9439	0.9183	0.9757	0.8659
2015	0.7655	0.8369	0.9457	0.7580
2016	0.7432	0.7289	0.7817	0.6855

Month	High	Low
April 2016	0.7817	0.7504
May 2016	0.7641	0.7184
June 2016	0.7598	0.7225
July 2016	0.7632	0.7453
August 2016	0.7717	0.7516
September 2016 (through September 23)	0.7470	0.7675

The exchange rate on September 23, 2016 was U.S.$ 0.7621  = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Financial Condition

We have a history of significant operating losses since we began operations, we expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have not sufficiently advanced the development of any of our products, including our current lead product candidate, PBT2, to market or generate revenues from their commercial application. We have incurred losses in every period since we began operations in 1997 and reported net losses of A$7,729,551, A$5,885,069 and A$13,329,239 during the fiscal years ended June 30, 2016, 2015 and 2014, respectively.  As of June 30, 2016, our accumulated deficit was A$124,875,182.  We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence additional clinical trials of PBT2 and new trials for our product candidate for Parkinson movement disorders, PBT434 and other metal protein attenuating compounds, or MPACs.

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

If we fail to generate revenue and eventually become and remain profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or part of their investments.

We will need substantial additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

In the years ended June 30, 2016 and 2015, we raised A$nil and A$7,109,583, respectively, from the sale of our ordinary shares pursuant to our at-the-market offering facility.  While we have not raised any additional funds since June 30, 2015, we will need to secure additional financing in order to continue to meet our longer term business objectives, including advancement of our research and development programs. We may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses.  We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners.

     Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances.

     We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative development programs or future commercialization initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our ADSs is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

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

 Until recently we have depended upon a sole drug substance manufacturer of our lead compound, PBT2, and currently depend on a sole drug product manufacturer to encapsulate the compound.   We could incur significant costs and delays if alternative drug substance manufacturers of PBT2 are not suitable or technically capable of producing the PBT2 drug substance to our specifications, or, if we are unable to promptly find a replacement for our current drug product manufacturer.

To date, we have relied on a single manufacturer to develop Good Manufacturing Practice (‘GMP’), synthetic processes for our lead compounds.  Since 2008, our lead compound in Huntington and Alzheimer’s disease, PBT2, has been manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India. This manufacturer enables efficient large scale manufacture of PBT2 to provide drug substance for the current and prospective trials in Alzheimer’s patients and Huntington patients.  In 2016, we commenced technology transfer of the synthetic process for the PBT2 drug substance to Orgapharm S.A.S. based in Pithiviers, France to facilitate potential process improvements and to establish a second GMP manufacturer of the PBT2 drug substance. In addition, in 2014, Dr. Reddy’s manufactured the PBT434 drug substance to service the prospective Phase 1 program for PBT434, our lead compound in Parkinsonian movement disorders.

We currently rely on a sole manufacturer, Patheon Inc., to provide high speed encapsulation capability for  PBT2 and placebos. We are actively seeking an additional and back up manufacturer, capable of high speed encapsulation for large scale manufacturing campaigns to service later stage clinical trials, but we may be unsuccessful in our efforts, or may incur material additional costs and substantial delays.   In 2015, we appointed the Institute for Drug Technology, Boronia, Australia to undertake development work for the encapsulation of PBT434 drug substance and placebo to commence GMP manufacture in 2016. This campaign does not require high speed encapsulation.

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

In February 2015, the FDA placed PBT2 on Partial Clinical Hold due to particular non-clinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials, For more information, you should carefully review “Item 4.B. –  Information on the Company – Business Overview – Clinical Trials for Our Lead Compound.” We may be unsuccessful in lifting this Partial Clinical Hold or be required to undertake further development work that will adversely impact the timing of commercialization of PBT2. Similarly we may be delayed or prevented from obtaining regulatory approvals for PBT2 to conduct clinical trials by other competent regulatory authorities based on concerns with pre-clinical or clinical safety or clinical trial design.  Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates.  We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

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

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington disease, Parkinsonian movement disorders or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all.  Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

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

Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorization or may condition continued marketing on commitments from us or our subsidiaries that may be expensive or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our or our subsidiaries’ products, additional clinical trials, changes in labeling of our or our subsidiaries’ products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of such products if approved.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changed the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program.

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

There is a risk that the U.S. Congress, for example, could amend laws to significantly shorten the exclusivity period. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are biosimilar to or interchangeable with our products, which would materially adversely affect us.

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

Risks Related to Our Securities

Our stock price may be volatile and the U.S. trading market for our American Depository Shares (ADSs) is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. On March 4, 2016, our Board of Directors resolved to change the ratio of our Ordinary Shares to ADSs from one (1) ADS representing 10 Ordinary Shares to 1 ADS representing 60 Ordinary Shares, which was effective March 24, 2016. During the last two fiscal years ended June 30, 2016 and subsequently until September 30, 2016, the market price for our ordinary shares on the ASX has, after giving effect to the implementation of the reverse ratio, ranged from as low as A$0.06 to a high of A$0.36 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$2.70 to a high of U.S.$17.64. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility.  In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015 we sold A$7.1 million of additional ordinary shares under this program. We made no sales under this facility during the year ended June 30, 2016 and as October 3,2016, none of our ordinary shares were sold under this facility. Since the inception of our At-The-Market” facility in 2011 and through June 30, 2016 we sold an aggregate of 167,113,270 ordinary shares under this facility and raised a total of A$46.5 million (US$42.5 million) in gross proceeds.

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

Holders of our ADSs who are U.S. residents face income tax risks.  There is a substantial risk that we are passive foreign investment company, commonly referred to as a PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years.  We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2016.  Highly complex rules will apply to U.S. holders owning ADSs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.   U.S. residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

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

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses, currently focusing on Alzheimer’s disease, Huntington disease and Parkinsonian  movement disorders. Other potential applications for our therapies include neurodegenerative disorders, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and a variety of orphan neurodegenerative disorders.  Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases.  In August 2009, a key patent protecting our clinical drug asset PBT2 was granted by the European Patent Office, or the EPO.  The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington disease.  The European patent has a 20-year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions.  In November 2009, our key patent protecting our clinical drug asset PBT2 was granted in the United States.  The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and will expire on December 21, 2025.  It is possible that the patent may be further extended in the future under the pharmaceutical extension of term provisions that apply in the United States. In March 2015, claims to the use of PBT2 in the treatment of Alzheimer’s disease were granted and in October 2015, claims to the use of PBT2 for the treatment of Huntington disease were granted. In April 2011, the Japanese Patent Office granted the same patent, also entitled ‘8-Hydroxyquinoline derivatives’, with the claimed subject matter encompassing compounds and pharmaceutical compositions containing PBT2 and the use of the compounds for the treatment of Alzheimer’s disease.  The Japanese patent will expire on July 2023 and may be eligible for pharmaceutical extension of patent term for up to a further five years.  In December 2011, claims  for our key patent protecting our product candidate for Parkinson’s disease, PBT434 was granted in the United States.  The patent is entitled ‘Neurologically Active Compounds’ and covers the composition of matter and pharmaceutical compositions of selected families of 8-hydroxyquinazolinone compounds, including PBT434. In March and April 2013, we also received a Notice of Grant from the Canadian Patent Office and European Patent Office, respectively, for our key patent protecting PBT434.  The patents, which are entitled, ‘Neurologically Active Derivatives’ cover the composition of matter of selected quinazolinone compounds, including PBT434. These two cases also included additional granted claims to the use of the compounds for the treatment of neurodegenerative diseases.

The technology has progressed to yield a diversified library of MPACs, of which PBT2 is our lead development compound for Alzheimer’s disease and Huntington disease(see “Item 4.B. –  Information on the Company – Business Overview – Clinical Trials for Our Lead Compound”).  A comprehensive data package for PBT434, our lead compound for prospective development in Parkinsonian movement disorders, has been prepared to support prospective first-in-man studies.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships.  In the three fiscal years ended June 30, 2016, our capital expenditures have totaled A$54,603.

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

•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital is the largest teaching hospital for Harvard Medical School;

•	University of California, San Francisco;

•	The University of Melbourne, Department of Pathology; and

•	The Florey Institute of Neuroscience and Mental Health in Melbourne.

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

Platform Technology, Discovery and Translational Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of neurodegenerative and age-related diseases based on the interrelationship of metals and proteins.  Historically, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, Huntington disease and Parkinsonian movement disorders. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for movement disorders, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease and other neurodegenerative diseases. To date, we have performed in vivo modeling for our lead compound candidates in mouse animal models for Alzheimer’s disease, Huntington disease, Parkinsonian movement disorders, brain cancer and traumatic brain injury.

PBT2, our current Alzheimer’s and Huntington disease lead MPAC product candidate, and PBT434, our candidate lead compound for Parkinsonian movement disorders, were selected from the MPAC library on the basis of rational drug design.  Both compounds have been built “from the ground up” to fulfill very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier, and have demonstrated significant effectiveness in both pre-clinical in vitro and in vivo testing.

To increase depth and breadth of our MPAC pipeline into new neurodegenerative indications, we have continued to develop our ‘two tier’ Translational Research program structure during 2016. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel MPACs of interest based on their mechanism of action profile.  Our discovery research has established Structure Function Relationships (“SAR”) within chemical moieties that guide our chemists towards the design of novel therapeutic MPACs. The discovery phase also includes preliminary bioavailability and pharmacokinetic characterization of our MPACS. The second tier comprises ‘translational’ animal modeling programs to test and validate new candidate MPACs as potential development leads.  To date our MPAC library comprises more than 2,000 MPACs.  Using SAR that has been developed over years of testing and validation by Prana scientists, new compounds are being generated that retain MPAC functionality across diverse and novel chemical scaffolds. Over the last year, new compounds from ten scaffolds were synthesized with four scaffolds undergoing mechanistic profiling. The compounds are initially screened for differential activities including:(i) the ability to inhibit metal mediated oxidative stress and nitrosative stress; (ii) metal ionophore capability; (iii) the prevention of glutamate induced excitotoxcity, (iv) anti-oligomer aggregation; (v) inhibiting beta-amyloid peptide inhibition of LTP; and (vi) the ability to inhibit the activity of the signaling protein glycogen synthase kinase 3β by inducing its phosphorylation. New screening assays are under development to assess the capability of an MPAC to inhibit aggregation of tau species, to improve mitochondrial function and mechanisms of degradation and clearance.  MPACs of interest arising from the Translational Research program may be progressed as back up compounds in Alzheimer’s disease and Huntington disease, Parkinsonian movement disorders and/or new indications in neurodegeneration, in particular, orphan indications.

To date, our lead MPAC in Parkinsonian movement disorders, PBT434, which had previously progressed through extensive modelling in Parkinson’s disease, has progressed through the Translational Research program and has demonstrated evidence of efficacy in several models of ‘Atypical Parkinsonian disorders, including Multiple System Atrophy, Corticobasal Degeneration and Progressive Supranuclear Palsy.

New novel candidate MPACs have been identified in the discovery phase of the research program during 2016 and planning is underway to advance the most promising candidates into the Translational Research program later in calendar 2016.

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

In March 2013, Dr. Paul Adlard, presented a paper entitled, “Metal Chaperones are novel therapeutic agents for tauopathy.”  The findings presented exemplified that the ability of PBT2 to intercede in aberrant metal and target protein interactions and to correct abnormal metal distribution in the brain resulted in PBT2 being able to prevent the formation of ‘tangle like’ inclusions in neurons in a mouse model. Tau tangles are known to cause neuronal death. This work builds upon the knowledge that PBT2 can prevent the metal mediated toxic gain of function of target proteins such as Abeta and tau to form harmful aggregates in the brain.  The data was generated in transgenic mouse model of tauopathy and demonstrated a significant decrease in tau tangle formation, a significant increase in cortical and hippocampal neurons and significant increase in cognitive performance as measured by the Y-maze.

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

The underlying MPAC mechanisms of action of PBT2 work to prevent metal mediated neurodegenerative processes including oxidative stress, formation of toxic amyloid oligomers and compromised neuronal and synaptic function leading to cognitive impairment. In Alzheimer’s disease, beta-amyloid aggregates in the synaptic cleft have been associated with impaired synaptic transmission as evidenced by reduced Long Term Potentiation experiments (LTP) in mice. Prana scientists have published that PBT2 is able to inhibit the beta-amyloid induced inhibition of LTP, thus restoring synaptic capability and cognitive function. In February 2015, a new mechanism of action of PBT2 was published in Neurobiology of Disease which demonstrated the ability of PBT2 to protect against glutamate-induced (synaptic) excitotoxicity in a metal dependent manner. The paper was entitled, “PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning”. The over excitation of NMDA receptors in glutamatergic neurons leads to mitochondrial damage and cell death and has been postulated as one of the pathological events in Alzheimer’s disease and Huntington disease. Further elucidation of the protective role of PBT2 is required, however it appears that the zinc ionophore property of PBT2 works to increase intracellular zinc in the post synaptic terminal, triggering the release of calcium which in turn, leads to neuroprotective pathways being activated inside the neuron that prevent excitotoxicity. Over the last two years, the ability of PBT2 to reduce the phosphorylation of the microtubule-associated protein ‘tau” has been demonstrated in new in vitro screening assays and modelled in transgenic mice. Phosphorylated tau is deposited in cells as fibrillar aggregates in numerous neurodegenerative diseases, notably Alzheimer's disease and also Huntington disease and other neurodegenerative disorders. The functions of tau are regulated by site-specific phosphorylation events, which are dysregulated in the disease state, resulting in tau dysfunction and mislocalization. This can lead to aggregation, neuronal dysfunction and death. Unpublished data show that PBT2 can reduce tau phosphorylation and improve cognitive function in a transgenic tau mouse model.

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

Important support for the role of copper in the disease process in Huntington disease came from Tsinghua University in China (Xiao et al PNAS 2013). Using a Drosophila model of Huntington disease, bearing an expanded polyQ Htt gene, workers showed that altered expression of genes involved in copper metabolism significantly modulates disease progression. Intervention in dietary copper levels also modified Huntington disease phenotypes in the fly and copper reduction decreased the level of oligomerized and aggregated Htt protein. Critically, substitution of two potential copper-binding residues of Htt, Met8 and His82, completely dissociated the copper-intensifying toxicity of Htt exon1-polyQ. The authors specifically identified copper binding compounds as an ideal therapy for Huntington disease. As mentioned above, in relation to our Alzheimer’s disease research, the finding that PBT2 can positively reduce the phosphorylation of tau, supports the emerging profile of PBT2 as an MPAC with neuroprotective characteristics to support neuronal health and function with application in Huntington disease.

Parkinson's Disease and Movement Disorders

Parkinson’s disease, another crippling disease of the aging population, causes a progressive slowing of movement, tremors and the loss of fine motor control due to the death of substantia nigral cells in the brain.  The substantia nigral cells produce the neurotransmitter dopamine in the brain, which is required for normal motor coordination.  Increasingly, dementia is also being recognized as a significant component of Parkinson’s disease.  Existing therapies, such as dopaminergic agents, may provide some short-term symptomatic relief, but do not address the underlying cause of the disease.  We believe that our MPAC technology may affect the aggregation of the proteins concerned in Parkinson’s disease and related movement disorders.

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

As described above, PBT434 is neuroprotective having demonstrated significant preservation of the substantia nigra, a brain region containing dopaminergic neurons responsible for motor coordination. This has translated into improved motor function, coordination and cognition in the MPTP and 6-OHDA mouse models of Parkinson’s disease and over the last two years, in the alpha-synuclein over expressing transgenic mouse model TgA53T.  Over the past three years PBT434 has been profiled in mouse models of atypical Parkinsonian conditions including the orphan indications; Multiple System Atrophy (MSA) and Tauopathies such as Corticobasal Degeneration and Progressive Supranuclear Palsy. An outline of results to date includes:-

❖	Preservation of motor function in animal models of Parkinson's disease created by administration of the Parkinsonian toxins (MPTP) and 6-OHDA.
❖	Significantly improved motor function and coordination as tested by the ability of MSA mice to remain on a rotating rod. Indeed this improvement has been sustained for five months and resulted in areduction in the accumulation of the insoluble forms of α-synuclein.
❖	In TgA53T, a generic model of synucleinopathy, to investigate Dementia with Lewy Bodies, animals treated with PBT434 exhibited significantly increased numbers of s.nigra neurons and a significant reduction in insoluble α-synuclein and incidence of clasping behavior. Cognition evaluated using the Y-Maze is also significantly improved.
❖	In mutant overexpressing tau mice, rTg4510, PBT434 has demonstrated highly significant improvement in the Y-maze cognitive assessment and resulted in a significant reduction in the number of abnormal tau deposits in the hippocampus of 12 month old mice.
❖	Significant reduction in the levels of α-synuclein and tau in the cerebrospinal fluid (CSF) sampled from normal healthy rats within 4 hours and a reduction in α-synuclein (non-significant) in CSF of dogs over a 28-day period.

A comprehensive ICH compliant IND-enabling non-clinical program has been conducted to evaluate PBT434’s pharmacologic and pharmacokinetic profile, including an ICH compliant battery of GLP studies and a series of non GLP preclinical studies. The GLP program included: in vitro genotoxicity studies, safety pharmacology studies (the in vitro hERG, IRWIN and respiratory studies in rats and a telemetry study in dogs) and two pivotal 28 day toxicokinetic studies with recovery phase conducted in the rat and dog.  The preclinical studies included: in vitro metabolism, drug interaction and plasma protein binding studies and in vivo PK and brain distribution studies in the rat and mouse. Overall PBT434 has been shown to be well tolerated with limited toxicity.  It is anticipated that subject to regulatory approval PBT434 will commence its Phase 1 program during 2017 in healthy volunteers to investigate safety, tolerability, pharmacokinetics, pharmacodynamics and putative biomarkers of PBT434.

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

In November 2011, we announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital Melbourne, to commence a 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild Alzheimer disease.  The study was supported in part by a grant of U.S.$700,000 from the New York based Alzheimer's Drug Discovery Foundation, or ADDF.  The trial entailed forty patients treated for twelve months with either 250mg PBT2 or a placebo.  The trial was designed to investigate the effect of PBT2 on a patient’s beta amyloid burden in the brain as measured by Positron Emission Tomography imaging (PET), secondary endpoints included brain metabolic activity as measured by F-18-fluorodeoxyglucose, FDG - PET and brain volume by Magnetic Resonance Imaging, or MRI, and safety.  No significant changes in the primary endpoint comparing beta amyloid burden as measured using the imaging agent, Pittsburgh compound B (PiB) in the 27 patients treated with 250mg PBT2 compared to the 15 patients on placebo. Confounding interpretation of the result was the observed overall decline in amyloid burden in the placebo group. No improvement was observed for the secondary endpoints including brain metabolic activity, cognitive and functional measures.  However, for patients treated with PBT2 there was a trend towards preserving brain volume in the hippocampus compared to those patients on placebo. A key secondary endpoint was the safety profile of PBT2 after 52 weeks treatment – the longest duration of PBT2 exposure to date in a clinical trial. The adverse event profile of the treatment versus placebo group was equivalent and 40 of the 42 enrolled participants completed the 52 week trial. Participants were provided the option to continue treatment on PBT2 for a further 52 weeks in an open label study, the ‘IMAGINE Extension study’ and thirty three participants elected to do so with twenty-seven participants completing the IMAGINE Extension study. The independent Data Safety Monitoring Board did not identify any safety concerns related to PBT2 over the combined two year period of the IMAGINE and IMAGINE Extension studies. Unpublished analysis of the IMAGINE Extension data does not distinguish between 12 and 24 months of exposure to PBT2 on any of the measured trial outcomes. However, exploratory post-hoc information from the Extension phase suggest that for the cohort of 27 trial participants that completed all 24 months (11 of the 15 participants that started IMAGINE on placebo together with 16 of the 25 participants that remained on PBT2 for 24 months), the amyloid levels decreased in this cohort compared to an historical control group from the Australian Imaging Biomarker and Lifestyle (AIBL) study.

In late 2012 we finalized the enrolment to a Phase II trial to test PBT2 in patients with Huntington disease over six months.  The trial, known as "Reach2HD", was undertaken under an open IND application through the FDA and was conducted in clinical sites across the United States and Australia.  The Phase IIa trial design entailed a double blind placebo controlled study of 109 patients with early to mid-stage Huntington disease. The primary objective for the trial was safety and tolerability of PBT2 in this Huntington disease patient population. Secondary endpoints included the effect of PBT2 on cognition, behaviour, functional capacity, motor effects.  In addition, a small (n=6)  exploratory arm of the study, was undertaken under the guidance of the co-Principal Investigator of the study, Professor Diana Rosas, using MRI brain imaging to undertake iron mapping and volumetric assessment in a patient’s brain.  Professor Rosas has published that iron and other metals change in concentration and distribution in the brain with increasing severity of the condition.  This study was the first clinical trial with PBT2 in this patient population and the results were reported in February 2014. The primary objective of the study was achieved with PBT2 being demonstrated as safe and well tolerated in this first study of PBT2 in Huntington disease.

Cognition was pre-specified as the primary efficacy endpoint and was assessed using three Composite z-scores selected from individual tests; Category Fluency, Trail Making Test Part B, Map Search, Symbol Digit Modalities and Stroop Word Reading. The Main Cognition Composite – comprised of all five tests was not improved with treatment over the six months, nor was the Exploratory Cognition Composite – comprised of all five tests in addition to the Speeded Tapping Test. However, the Executive Function Composite, comprised of the Trail Making Test Part B and Category Fluency Test was significantly improved at 12 weeks (p=0.005) and trended towards improvement at 26 weeks (p=0.069). In the early stage Huntington disease patients, there was a significant improvement in the Executive Function composite (p=0.038). Of particular note, the Trail Making Test Part B of itself was significantly improved at 12 weeks (p=0.001) and at 26 weeks (p=0.042).

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

During 2015 and 2016, three new PBT2 Phase 1 trials were successfully completed. The data from these trials have provided further safety, pharmacokinetic and pharmacodynamic information on PBT2 and will assist in the design of Phase 3 protocols for PBT2. These Phase 1 studies comprised:

1.	A drug to drug interaction study, ‘PBT2-104’. Based on in vitro metabolism studies indicating that PBT2 is both a substrate for, and an inhibitor of, CYP1A2, this study was designed to investigate the potential for drug to drug interactions in healthy volunteers when PBT2 is concurrently administered with other agents metabolized by this CYP450 isozyme.

2.	A food interaction Study, PBT2-103’. Healthy volunteers were randomized into 2 dosing groups; one which was administered 250mg PBT2 after a 12 hour fast, the other which was administered 250mg PBT2 after a prescribed FDA meal. Blood samples were taken over multiple time points over 24 hours to determine the pharmacokinetic profile of PBT2 and its metabolites.

3.	Evaluation of the three pharmacokinetic parameters, absorption, metabolism and excretion (ADME) of [C]-PBT2 and to estimate the Absolute Bioavailability of PBT2 in healthy volunteers, ‘PBT2-102’ to understand the passage of the drug in humans after administration.

Notwithstanding the clinical safety demonstrated to date with PBT2 in our Phase II programs in Alzheimer’s disease and Huntington disease, in February 2015 we reported that the FDA had placed PBT2 on Partial Clinical Hold, or PCH, based on particular non-clinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials. To have this limitation removed, the FDA required us to establish how the dog study is not relevant to future PBT2 trials in humans or, to describe a strategy to safely proceed with clinically relevant dosages in future clinical trials with PBT2.  While our response to the FDA requirements has the proximate goal of removing the PCH, we have used this exercise more broadly to create a strong clinical and non-clinical package of data and its interpretation, to facilitate clinical and commercial development of PBT2, not only in the United States but globally, for both Huntington disease and Alzheimer’s disease. The process for assembling this package was facilitated with the appointment of third party specialist pharmacometricians, clinical safety physicians and clinical pharmacologists. They have undertaken extensive safety analyses to characterize the behavior of PBT2 drug exposure in the dog and human and how this translates to the comparative safety profile in the dog relative to humans. Based on the emerging strong safety profile for PBT2, we have prepared a robust safety monitoring plan for future trials in Huntington disease. These plans and a Phase 3 protocol have been submitted to the FDA as part of our response. The combined non-clinical, clinical pharmacology and safety analysis package will be used in part for submissions to European and other regulators in support of our global development plans and prospective marketing approvals.

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

In addition to patent protection, we rely on unpatented trade secrets, know-how and other confidential information as well as proprietary technological innovation and expertise. Although we have taken steps to protect our trade secrets and unpatented know-how, including entering into confidentiality agreements with third parties, and confidential information and inventions agreements with employees, consultants and advisers, third parties may still obtain this information or come upon this same or similar information independently.

Patent Portfolio

Over the last year Prana has received further approvals from international patent office’s relating to its patent estate. Consequently, the majority of patents covering our lead MPAC’s - PBT2, PBT434 and PBT519 have now been Granted. The company continues to pursue ‘composition of matter’ claims and claims to the use of those drugs for the treatment of neurodegenerative diseases in major jurisdictions, particularly the United States.

Prana also continues to work towards the discovery of new chemical entities that may be effective drugs for various neurodegenerative disorders. Over the last year, Prana chemists have synthesized a large number of different compounds from different chemical classes, with many compounds displaying compelling results in our screening and animal modelling. Our screening paradigm continues to evolve to reflect the latest technology available to our scientists and new mechanisms of action.

A total of six national phase patent case families protect Prana’s core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. The other five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold.  The majority of the below patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s lead MPACs for Parkinsonian movement disorders and brain cancer. All six cases have made further successful progress in their examination through the major international patent offices. In particular:

(i)	In October 2015, Prana achieved Allowance of patent claims in the USA covering the use of PBT2 for the treatment of Huntington’s disease. These claims provide a second level of protection, in addition to the successfully Granted composition of matter claims to PBT2 in a related application.

(ii)	In August 2015, Prana filed a second Continuation Application in the USA, with claims seeking coverage of the use of 8-hydroxyquinoline compounds, other than PBT2 for the treatment of Huntington disease. This case is currently in active prosecution with the USPTO.

(iii)	In September 2015, Prana received Notice of Grant from the United States patent office in relation to the patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434.

(iv)	In August 2015, Prana filed a Continuation Application, with claims directed to the use of Quinazolinone compounds for the treatment of neurological diseases. This case is also in active prosecution with the USPTO.

(v)	In December 2015, Prana filed a PCT application directed to 4H-Pyrido(1,2-a) Pyrimidin-4-one compounds, which are novel MPAC compounds for the treatment of neurodegenerative diseases.

(vi)	In March 2016 Prana re-filed two Australian provisional patent applications directed to novel methods of synthesizing compounds including the candidate PBT434 and compounds of similar structure. These patents are titled ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-I and ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-II’.

(vii)	The patent family cases entitled ‘Compounds for Therapy and Diagnosis’ continues to be prosecuted Europe, with a case in Canada proceeding to Acceptance. This case includes composition of matter claims to novel non-MPAC metallocomplex compounds that are designed to treat Alzheimer’s disease by binding to the metal binding site of Abeta in the brain. The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s disease.

(viii)	An Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ has been re-filed in January 2016 to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

Patent prosecution update

PATENT	STATUS	INVENTION
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the USA, Canada and Australia.
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

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited
Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted.  A patent in Hong Kong has been registered. Applications in India and Brazil are under examination. A Continuation Application in the USA is also under examination.
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
This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration.
“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been granted in the USA, China, Australia, Canada and Japan. A case has been granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.
“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been granted in New Zealand, Japan, USA and Australia. A remaining application in Europe is under examination. A patent in Canada has been Accepted.	This invention is directed to anti-amyloid angular metallocomplex compounds for the treatment of Alzheimer’s Disease.
“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2016 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Patents have been granted in Japan and the USA. An application in the USA is undergoing prosecution. Cases in Australia and Europe have been Accepted.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease.
“4H-Pyrido(1,2-a) Pyrimiidin-4-one compounds” Filed: 2 December 2014 (prov) Applicant: Prana Biotechnology Limited	A PCT patent application has been filed.	This invention is directed to novel MPAC compounds for the treatment of neurodegenerative diseases.
“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: 12 March 2016 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.
“A method of the production of 2-substituted-3H-quinazolin-4-ones-II” Filed: 12 March 2016 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

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

Competition

We believe that we will face competition in differing levels of intensity in all of the areas in which we are conducting research.  Our competitors, which are located worldwide, are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions.  These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive.  Many of these competitors have greater financial, research and screening capabilities, technical resources and manufacturing and marketing capabilities than we do.  In addition, many of our competitors may have more experience than we do in non-clinical and human clinical trials of new or improved drugs, as well as in obtaining FDA, EMA, TGA and other regulatory approvals.

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

Manufacturing and Raw Materials

Our lead compound, PBT2, has since 2008 been manufactured by Dr. Reddy’s, based in Hyderabad, India, to provide drug substance for the  trials in Alzheimer’s patients and Huntington patients. In addition, in 2014, Dr. Reddy’s manufactured PBT434 drug substance to service the prospective Phase 1 program for PBT434, our lead compound in Parkinsonian movement disorders.  We have investigated other manufacturers as ‘back-up’ and alternative suppliers of drug substances  to facilitate manufacture of pre-registration GMP compounds and investigate the possibility of manufacturing process improvements.  In 2016, we commenced technology transfer of the synthetic process for PBT2 drug substance to Orgapharm S.A.S. based in Pithiviers, France to facilitate potential process improvements and to establish a second GMP manufacturer of PBT2 drug substance.

At this time, we  rely on a sole manufacturer, Patheon Inc., to provide high speed encapsulation capability for PBT2 and placebos.  For smaller scale encapsulation manufacturing campaigns of PBT434 for the prospective Phase 1 program we have engaged the Institute for Drug Technology, Boronia, Australia. We intend to continue using these manufacturers, subject to ongoing appraisal of our manufacturing needs and financial position.

Notwithstanding the appointment of a second manufacturer for PBT2 drug substance, we cannot make any assurances that we will be able to manufacture sufficient quantities of PBT2 or any other development or product candidate in a cost-effective or timely manner.  Any delays in production would delay our non-clinical and human clinical trials, which could adversely affect our business, financial condition and results of operations.  We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

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

We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively.

D.	Property, Plants and Equipment

Our executive offices are located at 369 Royal Parade, Parkville, Victoria 3052, Australia, where we occupy approximately 3,800 square feet.  The lease for the facility, which expires on September 30, 2017, has an annual rent of A$123,368.

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

Overview

We are a development stage enterprise at an early to mid-stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration of the brain.  We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development.  All of our product candidates are in discovery phase or early and mid-stage of development and we face the risks of failure inherent in developing drugs based on new technologies.  The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including non-clinical testing and clinical trials, as well as for obtaining regulatory approval.  To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets.    We have completed four Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease.  We have completed the “IMAGINE” Phase II biomarker imaging trial in Alzheimer’s disease and a fifty two week open label IMAGINE Extension study and the “Reach2HD” Phase IIa trial in Huntington disease.  For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Lead Compound.”

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

Reclassification of expenses to function in Statement of Profit or Loss and Other Comprehensive Income. The presentation of our financial results was recently reviewed.  The result of this review was to reclassify expenses to function in the Statement of Profit or Loss and Other Comprehensive Income in order to improve the presentation of financial information to the users of the financial statement. This change is in line with the standard industry practice and IFRS.  Prior periods’ comparatives have been revised to align to the disclosure in the current year. This change in accounting policy had no impact on the total comprehensive loss for the prior periods, or the Statement of Financial Position or Cash Flow Statement.

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

General and administration expenses. Our general and administration expenses consist of (i) personnel expenses such as directors’ fees, salaries and benefits paid to employees and officers and equity-based payments awarded to directors, officers and employees; (ii) auditor and accounting expenses which are fees paid to our auditors for services related to annual reports and interim reports filed or submitted in Australia and the United States and fees paid to other accounting firms in respect of tax and other accounting advice; (iii) public relations and marketing expenses which are fees paid to outside consultants for services related to ASX and NASDAQ announcements and presentations; (iv) depreciation expenses; and (v) other administrative and office expenses.

Intellectual property expenses.  Our intellectual property expenses consist of fees paid to our outside counsel for legal fees associated with patent applications and for the defense of patents.

Other gains and losses.  Other gains and losses  consist of foreign exchange gain (loss) which are the net unrealized gain or loss on cash balances and trade and other payables held in foreign currencies (primarily U.S. dollars, British Pounds and Euros) as well as net realized gains and losses on foreign currency transactions.

Results of Operations

Year ended June 30, 2016 compared to year ended June 2015

Revenue from ordinary activities

Revenue from continuing operations (consisting of interest income only) decreased to A$142,657 for the year ended June 30, 2016 from A$176,842 for the year ended June 30, 2015, a decrease of A$34,185, or 19.33%. The decrease in revenue from continuing operations in the 2016 fiscal year is primarily attributable to lower cash and cash equivalents held in A$ interest bearing accounts throughout the year and lower prevailing interest rates.

Other Income

We had other income of A$4,753,697 for the year ended June 30, 2016, relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  We had other income of A$6,317,438 for the year ended June 30, 2015 relating to eligible research and development activities, on which we were entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  The decrease in the research and development tax incentive is attributable to reduced eligible expenditure incurred in the 2016 fiscal year as described below.

Research and development expenses

Our research and development expenses decreased to A$9,585,371 for the year ended June 30, 2016 from A$12,298,167 for the year ended June 30, 2015, a decrease of A$2,712,796, or 22.06%.  The decrease in research and development expenses in the year ended June 30, 2016 is primarily attributable to the U.S. Food and Drug Administration’s placement of PBT2 on Partial Clinical Hold.

General and administrative expenses

General and administrative expenses decreased to A$3,610,551 for the year ended June 30, 2016 from A$4,506,122 for the year ended June 30, 2015, a decrease of A$895,571, or 19.87%.  The decrease in general and administrative expenses in the fiscal year ended June 30, 2016 is attributable to reduced internal audit and corporate compliance activities.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased to A$241,954 for the year ended June 30, 2016 from A$257,299 for the year ended June 30, 2015, a decrease of A$15,345, or 5.96%.  The decrease in intellectual property expenses in the 2016 fiscal year was primarily the result of the maturation of the company IP portfolio.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$857,247 for the year ended June 30, 2016 compared to a foreign exchange gain of A$4,721,449 for the year ended June 30, 2015.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros.  In the 2016 and 2015 fiscal years, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars In the 2016 and 2015 fiscal years, the Australian dollar depreciated against the British Pound and Euro, which had a favourable impact on the Australian dollar value of our cash held in British Pounds and Euros.  In the 2016 fiscal year, we incurred a foreign exchange gain of A$951,219 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange loss of A$93,972 attributable to foreign currency transactions. In the 2015 fiscal year, we incurred a foreign exchange gain of A$4,950,257 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of $2,995 attributable to the trade payables balances that we held in U.S. dollars, British Pounds and Euros and a foreign exchange loss of A$231,803 attributable to foreign currency transactions.

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

Research and development expenses

Our research and development expenses decreased to A$12,297,167 for the year ended June 30, 2015 from A$14,908,098 for the year ended June 30, 2014, a decrease of A$2,609,931, or 17.51%.  The decrease in research and development expenses in the year ended June 30, 2015 is primarily attributable to the majority of the expenses relating to the completion and reporting of both the Alzheimer’s disease “IMAGINE” and Huntington Disease “Reach2HD” Phase II studies and pre-Phase III development and manufacturing costs being incurred in the previous year.

General and administration expenses

General and administration expenses decreased to A$4,506,122 for the year ended June 30, 2015 from A$4,925,411 for the year ended June 30, 2014, a decrease of A$419,289, or 8.51%.  The decrease in general and administrative expenses in the fiscal year ended June 30, 2015 is attributable to reduced business development activities and external consultation services purchased.

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

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$4,721,449 for the year ended June 30, 2015 compared to a foreign exchange loss of A$746,593 for the year ended June 30, 2014.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros.  In the 2015 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favourable impact on the Australian dollar value of our cash held in U.S. dollars.  In the 2014 fiscal year, the Australian dollar appreciated against the U.S. dollar, which had an adverse impact on the Australian dollar value of our cash held in U.S. dollars.  In the two fiscal years ended June 30, 2015, the Australian dollar depreciated against the British Pounds and Euros, which had a favourable impact on the Australian dollar value of our cash held in British Pounds and Euros.  In the 2015 fiscal year, we incurred a foreign exchange gain of A$4,950,257 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$2,995 attributable to the trade payables balances that we held in U.S. dollars, British Pounds and Euros and a foreign exchange loss of A$231,803 attributable to foreign currency transactions. In the 2014 fiscal year, we incurred a foreign exchange loss of A$579,748 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$1,487 attributable to the cash balances that were held in Great British Pounds, a foreign exchange gain of A$28 attributable to cash balances that were held in Euros and a foreign exchange loss of A$165,330 attributable to foreign currency transactions.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations Issued and Effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2016 that would be expected to have a material impact on us.

Accounting Standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2016 reporting periods:

Pronouncement	Title (Issue date)	Effective date	Impact on financial report
IFRS 15	Revenue from contracts with customers	Annual periods beginning on or after January 1, 2017 Earlier application is permitted.	The Company is currently not generating revenue from contracts and thus the impact is expected to be nil.
IFRS 9	Financial instruments	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods.
IFRS 16	Leases	Annual periods beginning on or after January 1, 2019 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods
IFRS 2 (Amendments)	Classification and Measurement of Share-based Payment Transactions	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods.

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2016 our accumulated deficit totaled A$124,875,182.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.

In September 2009, we raised A$6.0 million before costs in a private placement to one of our institutional shareholders in the United States of 30 million ordinary shares (equivalent to 500,000 ADSs on a post reverse ratio basis) at a price of A$0.20 per share (A$12 per ADS on a post reverse ratio basis)).  We also agreed to grant the investor, subject to shareholder approval, options to purchase 10 million ordinary shares (equivalent to one million ADSs) at an exercise price of A$0.30 per share (A$18  per ADS on a post reverse ratio basis)) that would expire four years after the date of the issuance of the shares in the September 2013 private placement.  We also issued to the investor, based on an agreed upon formula, an additional 750,000 ordinary shares pursuant to the approval of our shareholders obtained in November 2009.  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

In July 2010, we raised A$1.15 million (US$1.0 million) before costs in a private placement of 7.065 million of our ordinary shares (equivalent to 117,750 ADSs on a post reverse ratio basis)) to Quintiles, at a price of A$0.1624 per ordinary share (US$9.74  per ADS on a post reverse ratio basis).  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

On February 21, 2011, the ADDF awarded us a grant of US$700,000, to be provided in two equal instalments over two years.  The purpose of the grant was to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease The ADDF is based in New York and functions on a venture philanthropy model.  We issued a convertible promissory note to the ADDF in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to US$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF.  We also agreed to issue an additional five-year warrant to purchase US$105,000 of  our ordinary shares at a price per share equal to the closing price of our ordinary shares on the ASX on the date the second instalment of US$350,000 was paid.  The note was due and payable on February 25, 2014.  As at June 30, 2014 both instalments totalling US$700,000 were repaid in full.

In March 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million (US$6.19 million).  Under the terms of the offering, we sold an aggregate of approximately 27.2 million ordinary shares (equivalent to 453,333ADSs) at a price of A$0.225 per share (A$13.5 per ADS on a post reverse ratio basis).  We also granted to the investors options to purchase up to an aggregate of approximately 6.8 million ordinary shares (equivalent to 113,333 ADSs) at an exercise price of A$0.225 per share (A$13.2 per ADS on a post reverse ratio basis).  The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

In June 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million (US$1.4 million).  We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that expired March 24, 2015.

In July 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, now known as MLV & Co. LLC, or MLV, under which we may sell ADSs, each representing sixty ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.   As of June 30, 2016, we issued a total amount of 2,785,221  million ADSs on a post reverse ratio basis under the At-The-Market Issuance Sales Agreement for gross proceeds of A$39.4 million (U.S.$37.0 million).

In October 2012, we raised approximately A$6.0 million through a private placement of 32.5 million ordinary shares (equivalent to 0.54 million ADSs on a post reverse ratio basis) at a price of A$0.185 per ordinary share.  The capital was raised in order to support our two ongoing Phase II clinical trials, the IMAGINE trial and Reach2HD trial.

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

On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we from time to time may sell up to an additional aggregate of US$50,000,000 of ordinary shares represented by ADSs.  As of June 30, 2016, we sold 749,242 of our ADSs on a post reverse ratio basis for aggregate gross proceeds of approximately A$7.11 million (US$5.54 million) through our ATM facility.

As of June 30, 2016 we had a total of 19.4 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.25 to A$1.12.  If all unlisted options were exercised, we would receive consideration of A$7.5 million in total.

From inception to June 30, 2016, our capital expenditures have totaled A$630,298, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne.  Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2016 of A$24,225.  We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We had A$28,593,538 of cash and cash equivalents at June 30, 2016, compared to A$34,909,574 at June 30, 2015.  For the years ended June 30, 2016 and 2015, we incurred an operating loss of A$7.7 million and A$5.9  million, respectively, and an operating cash outflow of A$7.4 million and A$10.9 million, respectively.  Cash on hand at June 30, 2016 are considered sufficient to meet the Company’s forecast cash outflows for, at least 12 months from the date of this report.

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

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 45% refundable tax incentive.  In the year ended June 30, 2016, we recorded A$4.8 million in other income with respect to funds we will receive in relation to the 2016 financial year under the 2011 research and development incentive scheme.

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

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of June 30, 2016.  Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2016	2015	2014
	(A$)
Net cash used in operating activities	(7,418,526)	(10,871,074)	(13,536,223)
Net cash used in investing activities	(833)	(182,834)	(23,048)
Net cash provided by financing activities	-	6,843,211	34,960,792
Net increase (decrease) in cash and cash equivalents	(7,419,359)	(4,210,697)	21,401,521
Cash and cash equivalents at beginning of period	34,909,574	34,167,018	13,346,760
Redemption of security deposit	152,603	-	-
Exchange rate adjustments on cash held in foreign currencies	950,720	4,953,253	(581,263)
Cash and cash equivalents at end of period	28,593,538	34,909,574	34,167,018

Net cash used in operating activities was A$7,418,526, A$10,871,074 and A$13,536,223 during the years ended June 30, 2016, 2015 and 2014, respectively.  Our payments to suppliers and employees during the years ended June 30, 2016, 2015 and 2014 were A$14,055,879, A$18,124,103 and A$18,011,310, respectively.  Our operating activity receipts for the years ended June 30, 2016, 2015 and 2014 of A$6,637,353, A$7,253,029 and A$4,475,087 consisted of R&D tax incentive refunds, interest and grants.  The A$4,068,224 decrease in payments to suppliers and employees for the year ended June 30, 2016 when compared to the year ended June 30, 2015 reflects the U.S. Food and Drug Administration’s placement of PBT2 on Partial Clinical Hold. The A$112,793 increase in payments to suppliers and employees for the year ended June 30, 2015 when compared to the year ended June 30, 2014 reflects the timing of payments to complete the ‘Reach2HD’ Huntington disease trial, the ‘IMAGINE’ Alzheimer’s disease trial and the ongoing IMAGINE – Extension trial together with the initiation of new API (Active Pharmaceutical Ingredient) manufacturing campaigns. During the years ended June 30, 2016, 2015 and 2014, our payments to suppliers and employees was offset by interest received of A$120,392, A$216,317 and A$377,587, respectively.

Net cash used in investing activities was A$833, A$182,834 and A$23,048 during the years ended June 30, 2016, 2015 and 2014, respectively.  Cash flows used for investing activities was primarily attributable to payments for the purchase of a payroll account term deposit for the year ended June 30, 2016 and the purchase of property and equipment for the years ended June 30, 2016, 2015 and 2014.

Net cash provided by financing activities was A$nil, A$6,843,211 and A$34,960,792 for the years ended June 30, 2016, 2015 and 2014. There have been no funds raised under our At-The-Market facility during the year ended June 30, 2016. Cash flows provided by financing activities during the year ended June 30, 2015 is primarily attributable to funds raised under our At-The-Market facility of A$7.11 million (US$5.54 million). Cash flows provided by financing activities during the year ended June 30, 2014 are attributable to funds raised under our At-The-Market facility of A$32.37 million (US$29.74 million).

We realized a foreign exchange gain of A$950,720 for the year ended June 30, 2016 compared to a foreign exchange gain of A$4,953,253 for the year ended June 30, 2015 and a foreign exchange loss of A$581,263 for the year ended June 30, 2014. In 2016, the Australian dollar depreciated against the U.S. dollar by 3%.  In 2015, the Australian dollar depreciated against the U.S. dollar by 18%, while in 2014, the Australian dollar appreciated against the U.S. dollar by 3%.

c. Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States, the United Kingdom and other countries to enable us to investigate a variety of therapeutic indications including Alzheimer’s disease, Huntington disease, Parkinsonian movement disorders and selected cancers.  These collaborative arrangements ensure that we work with well-respected laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs.  We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

When a lead compound is identified as suitable for clinical development, we establish a project team to coordinate all non-clinical and clinical development and manufacturing activities.  Typically, we engage a clinical research organization to manage patient enrollment, data management, clinical site coordination and statistical analysis, as was the case with the development of our lead compound PBT2 through Phase I and II development and prospectively for Phase III.  We manage our manufacturing campaigns through clinical manufacturing organizations for quality assurance and GMP compliance. All clinical, non-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities, regulators and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

Research and development expenses amounted to A$9,585,371, A$12,298,167 and A$14,908,098 during the years ended June 30, 2016, 2015 and 2014, respectively.  Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$241,954, A$257,299 and A$477,079 during the years ended June 30, 2016, 2015 and 2014, respectively.

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

We have not commercialized any products to date. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our product candidates, including our current lead product candidates, PBT2 and PBT434.

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

f. Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2016.  The majority of our contracts for research and development programs have a termination notice period of 30 days.  As at June 30, 2016, we had research and development termination commitments approximating A$1.45 million.  No liability has been recognised within our financial statements for this period.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	193,940	145,610	48,330	-	-
Total	193,940	145,610	48,330	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	60	Chairman of the Board of Directors and Chief Executive Officer
Kathryn Andrews	48	Chief Financial Officer
Phillip A. Hains	55	Company Secretary
Dianne M. Angus	55	Chief Operating Officer
Peter A. Marks(1)	59	Director
Brian D. Meltzer(1)(2)(3)	61	Director
George W. Mihaly(1)(2)(3)	62	Director
Lawrence B. Gozlan(3)	36	Director
Ira Shoulson	69	Director
_________________________
(1) Member of the Audit Committee
(2) Member of the Remuneration Committee and Share Plan Committee
(3) Member of the Nominations Committee

Mr. Geoffrey Paul Kempler has served as the Chairman of our Board of Directors since November 1997. Between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer.  Mr. Kempler is one of the founders of our company.  Mr. Kempler is a qualified psychologist.  Mr. Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialization of our technology.  Mr. Kempler holds a B.Sc degree in science from Monash University and a Grad. Dip. App. Soc. Psych. degree from Swinburne University.  Mr. Kempler was appointed  as a Non-Executive Chairman of Opthea Limited, an ASX listed drug development company developing innovative, biologics-based therapies for the treatment of eye disease, on November 30, 2015.

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

Mr. Peter Marks has served as a director of our company since July 2005. For the period November 21, 2006 to October 20, 2011, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formally KarmelSonix Ltd, a medical devices company listed on the ASX that is focused on developing and commercializing a range of devices in the respiratory and medicine space.  For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian based investment bank.  Mr. Marks is currently a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa.  Mr. Marks is currently a principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies.  Mr. Marks is a non-executive Director of Emefcy Group Limited (formerly Savcor Group Limited), an ASX listed industrial technology business.  From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia.  In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

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

Mr. Lawrence Gozlan was appointed as a director of our company on August 8, 2011.  Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialized global investment fund focused exclusively in life sciences.  The Company was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.  Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management.  He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd, and gained senior corporate finance experience advising life sciences companies at Deloitte.  During 2014, Mr. Gozlan was a Director of ASX-listed companies OncoSil Medical Limited (ASX:OSL) and Phosphagenics Limited (ASX:POH). He retired from these appointments in May 2015.  Mr. Gozlan is currently a non-executive director of AusBiotech, which is the Australian Biotechnology Industry body.  He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Prof. Ira Shoulson was appointed as a director of our company on May 13, 2014.  Professor Shoulson is the Chairman of our Research and Development Advisory Board and has served as a consultant to, and member of, several FDA advisory committees over the past three decades, and has been involved in eight successful new drug applications to the FDA, notably long-acting methylphenidate (Concerta©) for attention deficit disorder, rasagiline (Azilect©) for Parkinson disease, and tetrabenazine (Xenazine©), the first drug approved by the FDA for the treatment of chorea in Huntington disease (HD).  Prior to taking up his position with our company, Professor Shoulson concluded his elected term as Chair and President of the Huntington Study Group. Professor Shoulson is Professor of Neurology, Pharmacology and Human Science at Georgetown University, Washington, DC, USA, and Director of the University’s Program for Regulatory Science and Medicine (PRSM). He is also principal investigator of the Georgetown University Center of Excellence in Regulatory Science and Innovation (CERSI), one of four research and education centers currently funded by the FDA.

There are no family relationships among our directors and senior executives.

B.	Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2016 with respect to each of our executive officers and directors during the 2016 fiscal year.

	Salaries, fees, commissions, bonuses and other		Pension, retirement and other similar benefits
Geoffrey P. Kempler (1)	$	A486,372	--
Dianne M. Angus	$	A378,658	--
Kathryn Andrews (1)	$	A136,429	--
Peter A. Marks	$	A60,000	--
Brian D. Meltzer	$	A85,000	--
George W. Mihaly	$	A75,000	--
Lawrence B. Gozlan	$	A60,000	--
Ira Shoulson (2)	$	A303,474	--
______________

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler, Ms. Angus and Ms. Andrews accrued in accordance with their employment contracts.
(2)	Prof. Ira Shoulson provides consulting services to our company in a separate capacity to his position as Non-Executive Director. Total cash compensation of $258,474 was paid to Prof. Ira Shoulson during the 2016 fiscal year in his capacity as a consultant to our company.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2016, our directors and executive officers as a group, then consisting of nine persons, held options to purchase an aggregate 9,317,819 of our ordinary shares.  Of such options, (i) options to purchase 157,819 ordinary shares are exercisable for A$0.25 consideration on or before March 20, 2017; (ii) options to purchase 8,000,000 ordinary shares are exercisable for A$0.33 consideration on or before December 13, 2017; (iii) options to purchase 160,000 ordinary shares are exercisable for A$0.73 consideration on or before November 3, 2018; and (iv) options to purchase 1,000,000 ordinary shares exercisable for A$0.34 consideration on or before October 2, 2018.  All such options were granted under our 2004 Employees’, Directors’ & Consultants’ Share and Option Plan.  See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

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

Election of Directors

Directors are elected at our annual general meeting of shareholders.  Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election.  No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election.  Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election.  Mr. Kempler is our Managing Director.  Mr. Brian Meltzer must retire and may stand for re-election at our 2016 annual general meeting of shareholders.  Mr. Peter Marks, Mr. Lawrence Gozlan and Prof. Ira Shoulson must retire and may stand for re-election at our 2017 annual general meeting of shareholders.  Dr. Mihaly must retire and may stand for re-election at our 2018 annual general meeting of shareholders.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee.  However, under the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations 3rd Edition (“ASX Recommendations”), the ASX recommends, but does not require, that an ASX-listed company have a majority of independent directors on its board of directors and that the audit committee be comprised of independent directors, within the meaning of the rules of the ASX.  Our Board of Directors currently has six directors, of which five are non-executive directors within the meaning of the ASX Recommendations, and our audit committee consists of such three non-executive directors.  Accordingly, we currently comply with the foregoing recommendations of the ASX Recommendations.

Under the rules of the NASDAQ Stock Market, a majority of our Board of Directors must qualify as independent directors within the meaning of the rules of the NASDAQ Stock Market, each of whom satisfies the respective “independence” requirements of the NASDAQ Stock Market Rules and the Securities and Exchange Commission.  Our Board of Directors has determined that each of Messrs. Lawrence Gozlan, Peter Marks and Brian Meltzer and Dr. George Mihaly qualifies as an independent director under the requirements of the ASX, the NASDAQ Stock Market and the Securities and Exchange Commission.

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

Nominations Committee.  Our Board of Directors has established a Nominations Committee, which is comprised solely of independent directors, within the meaning of the NASDAQ Stock Market Rules.  The Nominations Committee is responsible for identifying and recommending to the Board of Directors director nominees for election at the annual meetings of shareholders, as well as candidates to fill any vacancies on the Board of Directors or as an addition to existing directors.  Messrs. Gozlan and Meltzer and Dr. Mihaly are the current members of the Nominations Committee, each of whom qualifies as an “independent director” within the meaning of the NASDAQ Stock Market Rules.

Research and Development Advisory Board.  Our Research and Development Advisory Board oversees and administers our research activities.  Our Research and Development Advisory Board is comprised of a number of the leading scientists in the field of age-related degenerative disorders.  The members of our Research and Development Advisory Board are as follows:

Professor Ira Shoulson is the Chairman of our Research and Development Advisory Board.  Professor Shoulson has served as a consultant to, and member of, several FDA advisory committees over the past three decades, and has been involved in eight successful new drug applications to the FDA, notably long-acting methylphenidate (Concerta©) for attention deficit disorder, rasagiline (Azilect©) for Parkinson disease, and tetrabenazine (Xenazine©), the first drug approved by the FDA for the treatment of chorea in Huntington disease (HD).  Prior to taking up his position with our company, Professor Shoulson concluded his elected term as Chair and President of the Huntington Study Group. Professor Shoulson is Professor of Neurology, Pharmacology and Human Science at Georgetown University, Washington, D.C., and Director of the University’s Program for Regulatory Science and Medicine (PRSM). He is also principal investigator of the Georgetown University Center of Excellence in Regulatory Science and Innovation (CERSI), one of four research and education centers currently funded by the FDA.

Professor Craig Ritchie is the Clinical Research Fellow (Senior), Old Age Psychiatry at Imperial College, London.  In 2011 Professor Ritchie was appointed Co-Director of the London (Northwest) Comprehensive Local Research Network. Professor Ritchie is heavily involved, both clinically and academically, in psychiatric disorders of late life, in particular Alzheimer‘s disease, delirium and schizophrenia.  Professor Ritchie’s interest in conducting and assimilating evidence from clinical trials is based on his clinical background, having worked with elderly patients with dementia for most of his career. In October 2014, Professor Ritchie was appointed Chair of the Psychiatry of Ageing and Director of the Centre for Dementia Prevention at the University of Edinburgh.

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

                At June 30, 2016, we had twelve employees.  Of such employees, 8 persons were employed in research and development and four persons in management.  All such employees are located in Australia and one employee is located in the United States.

At June 30, 2015, we had fifteen employees.  Of such employees, eleven persons were employed in research and development and four persons in management.  All such employees were located in Australia.

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

A.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of October 3, 2016 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all of our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	22,011,000	4.05%
Kathryn Andrews	-	*
Dianne M. Angus (4)	1,463,947	*
Peter A. Marks (5)	1,043,111	*
Brian D. Meltzer (6)	1,326,666	*
George W. Mihaly (7)	1,226,666	*
Lawrence B. Gozlan (8)	1,000,000	*
Ira Shoulson	-	*
All directors and executive officers as a group (9 persons)	28,071,390	5.17%
__________________
*	Less than 1%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 543,209,289 consisting of 533,891,470 ordinary shares and 9,317,819 unlisted options, issued and outstanding as of October 3, 2016.

3.	Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 156,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest, 600,000 ordinary shares are held of record by Sandhurst Trustees Ltd. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd., NRB Developments Pty Ltd. and Sandhurst Trustees Ltd.

4.	Includes (i) options to purchase 160,000 ordinary shares that are exercisable for A$0.73 consideration on or before November 3, 2018; (ii) options to purchase 157,819 ordinary shares that are exercisable for A$0.25 consideration on or before March 20, 2017; (iii) options to purchase 1,000,000 ordinary shares that are exercisable for A$0.34 consideration on or before October 2, 2018; and (iv) 146,128 outstanding ordinary shares held of record by Ms. Dianne Angus.

5.	Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks.

6.	Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. The 326,666 outstanding ordinary shares are held of record by Navigator Australia Ltd., a superannuation fund of Mr. Meltzer.

7.	Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017. Of the 226,666 outstanding ordinary shares, 166,666 ordinary shares are held of record by Dr. Mihaly, 52,000 ordinary shares are held of record by Waide Pty Ltd., an Australian corporation owned by Dr. Mihaly, and 4,000 ordinary shares are held of record by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons. Dr. Mihaly disclaims beneficial ownership of the ordinary shares held by his sons, Kieren Mihaly and Warwick Mihaly.

8.	Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017.

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

2004 ADS Plan.  The purpose of the 2004 ADS Plan is to promote the interests of our company and non-Australian based employees, officers, consultants, independent contractors and directors.  Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non‑qualified stock options.  Incentive stock options may only be granted to employees of our company and its subsidiaries (including, without limitation, officers and directors who are also employees of our company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of our company and subsidiaries, or a 10% Holder.  To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs, with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds US$100,000, such option shall be treated as a non-qualified stock option.

Under the 2004 ADS Plan, we may grant to employees, officers, consultants, independent contractors and directors of our company or any of its subsidiaries, from time to time, options to purchase ADSs representing our ordinary shares.  The number of ADSs with respect to which options may be granted to any employee under the 2004 ADS Plan in any calendar year shall not exceed 83,333 ADSs (representing 5,000,000 of our ordinary shares).  ADSs that are forfeited under the terms of the 2004 ADS Plan and ADSs that are the subject to options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect to such option may again become available for new option grants under the 2004 ADS Plan.

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

The type of option (incentive stock option or non‑qualified stock option), exercise price, option term and vesting schedule of options granted under the 2004 ADS Plan are determined by the Remuneration Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between our company and the optionee, subject to the terms of the 2004 ADS Plan.  The exercise price per each ADS will be determined by the Remuneration Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant.  Options granted under the 2004 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement.  The options will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Remuneration Committee in an option agreement.

Options granted under the 2004 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative.

A summary of the status of the 2004 Plans as of June 30, 2016, 2015 and 2014, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2016		2015		2014
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year…	19,395,582		16,375,582	$0.41	17,031,476	$0.23
Granted			4,400,000	$0.28	3,926,490	$0.69
Exercised			(180,000)	--	(4,582,384)	$0.11
Expired			(1,000,000)	--	--	--
Lapsed			(200,000)	--	--	--

Options outstanding at the end of the year			19,395,582	$0.38	16,375,582	$0.41

Options exercisable at the end of the year	19,395,582		19,395,582	$0.38	16,175,582	$0.40

Options that may be granted as of the end of the year	15,319,202		15,319,202		19,629,202

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no shareholders as of October 3, 2016, known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders during the year.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of September 27, 2016, there were 3,277 holders of record of our ordinary shares, of which 20 record holders, holding approximately 0.61% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.  The majority of trading by our U.S. investors is done by means of ADSs that are held of record by National Nominees Ltd., which held 72.66% of our ordinary shares as of such date.

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

        Prof. Ira Shoulson provides consulting services to Prana Biotechnology in a separate capacity to his position as Non-Executive Director.  Prof. Ira Shoulson was appointed as Non-Executive Director on May 13, 2014.  Total cash compensation of $258,474 was paid to Prof. Ira Shoulson for the period July 1, 2015 to June 30, 2016 in his capacity as a consultant to the Company.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2016.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000.  The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2012	0.22	0.14
2013	0.31	0.14
2014	1.37	0.16
2015	0.36	0.14
2016	0.17	0.06

Fiscal Year Ended June 30, 2014:
First Quarter	0.74	0.24
Second Quarter	0.85	0.38
Third Quarter	1.37	0.62
Fourth Quarter	0.30	0.16

Fiscal Year Ended June 30, 2015:
First Quarter	0.36	0.22
Second Quarter	0.25	0.17
Third Quarter	0.22	0.14
Fourth Quarter	0.26	0.14

Fiscal Year Ended June 30, 2016:
First Quarter	0.18	0.13
Second Quarter	0.14	0.10
Third Quarter	0.11	0.06
Fourth Quarter	0.12	0.06

Month Ended:
April 2016	0.09	0.06
May 2016	0.09	0.08
June 2016	0.12	0.08
July 2016	0.11	0.10
August 2016	0.15	0.09
September 2016	0.12	0.09

NASDAQ Capital Market

Since September 5, 2002 our ADSs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The following table sets forth, for the periods indicated, the high ask and low bid prices of our ADSs on the NASDAQ Capital Market as adjusted to give effect to the reverse ordinary share to ADS ratio implemented on March 24,2016.

	Per ADS (U.S. $)
	High [1]	Low [1]
Fiscal Year Ended June 30,
2012	13.86	8.40
2013	18.36	9.00
2014	79.74	8.82
2015	17.64	6.42
2016	7.68	2.70

Fiscal Year Ended June 30, 2014:
First Quarter	39.00	13.86
Second Quarter	47.22	21.72
Third Quarter	79.74	16.68
Fourth Quarter	16.26	8.82

Fiscal Year Ended June 30, 2015:
First Quarter	17.64	11.58
Second Quarter	13.74	8.40
Third Quarter	10.26	6.42
Fourth Quarter	11.10	6.48

Fiscal Year Ended June 30, 2016:
First Quarter	7.68	4.20
Second Quarter	6.42	4.08
Third Quarter	4.50	2.70
Fourth Quarter	5.14	2.79

Month Ended:
April 2016	4.01	2.79
May 2016	3.99	3.60
June 2016	5.14	3.65
July 2016	5.04	4.25
August 2016	6.69	4.30
September 2016	5.39	4.38

1 On March 9, 2016, the company effected a ratio change from 1 ADS representing 10 ordinary shares to 1ADS representing 60 ordinary shares (representing a 6-for-1 reverse split).  The above prices have been adjusted to reflect the new ratio.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX.  As of April 5, 2002, our ADSs were eligible to trade on the NASDAQ Capital OTC Bulletin Board in the United States and since September 5, 2002, our ADSs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs, each of which evidences an ADS, which in turn represented ten of our ordinary shares.  On March 24, 2016, the company effected a ratio change from 1 ADS representing 10 ordinary shares to 1 ADS representing 60 ordinary shares (representing a 6-for-1 reverse split).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were registered on November 11, 1997 as Prana Pty Ltd and on November 26, 1999 we converted to a public company and changed our name to Prana Corporation Ltd.  On January 1, 2000, we changed our name to Prana Biotechnology Limited.  Our registration number is ACN 080699065.

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

In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2.  The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion.  The work is completed, including the large scale manufacture of approximately 50kg of PBT2 API. Ongoing work includes stability studies of the API and storage of chemical precursors.  The term of the agreement is for 90 days post the receipt by us of a written report or manufacturing deliverables under the last approved sub-project under the agreement.  Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice.  On August 19, 2013, we entered into a new manufacturing service agreement to produce 20kg with an option for a further 40kg of PBT2 to service prospective Phase III trials.  The option was exercised as of May 2014 and manufacturing of the 40kg PBT2 API is complete. We paid Dr. Reddy’s US$389,520, US$264,000, and US$137,500 for the fiscal years 2016, 2015 and 2014, respectively, for services provided under the agreement.

On March 24, 2014, we entered into a manufacturing services agreement with Dr. Reddy’s for PBT434 API supply.  We paid Dr. Reddy’s US$66,500, US$22,000 and US$336,000 for the fiscal years 2016, 2015 and 2014, respectively, for services provided under the agreement.

On March 24, 2014, we entered into a manufacturing services agreement with Dr. Reddy’s for PBT434 API supply.  We paid Dr. Reddy’s US$66,500, US$22,000 and US$336,000 for the fiscal years 2016, 2015 and 2014, respectively, for services provided under the agreement.

On September 21 2015, we entered into a master services agreement with Orgapharm S.A.S for the manufacture of PBT2 API.  We paid Orgapharm S.A.S €186,012 during the fiscal year 2016 for services provided under this agreement.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  This agreement was amended on August 30, 2013 and on November 26, 2014.  On  March 24, 2016 we completed a ratio change of our ADSs from 1 ADS representing 10 ordinary shares to 1 ADS representing 60 ordinary shares.  We agreed to pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or MLV.  We and MLV may terminate the sales agreement at any time in our sole discretion upon five days prior notice.  MLV may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market. The aggregate offering price for the ordinary shares represented by ADSs may not exceed the aggregate amount that can be sold under the registration statement that we filed on November 3, 2014, an aggregate of US$50,000,000 in addition to any ordinary shares. As of June 30, 2016, we issued a total amount of 4.5 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.11 million (US$5.54 million).

On January 22, 2015 we entered into a Master Services Agreement with Certara Portugal to undertake pharmacokinetic, pharmacosafety and pharmacodynamic modelling and analyses from non-clinical and clinical studies with PBT2.  No payments were made to Certara Portugal in the fiscal year 2015.  We paid Certara Portugal US$421,651 in fiscal year 2016 for services provided under this agreement.

On March 17, 2015 we entered into a Master Services Agreement with d3 Medicine LLC to provide clinical pharmacology, clinical safety, safety pharmacology and regulatory consulting services in relation to non-clinical and clinical studies with PBT2.  We paid d3 Medicine LLC US $1,363,930 and US$700,057 in fiscal years 2016 and 2015 respectively for services provided under this agreement.

On September 1, 2015 we entered into a Master Services Agreement with the Institute of Drug Technology (IDT) Australia Limited to provide manufacturing services, in particular process development for the encapsulation of PBT434 and its manufacture into drug product. We paid IDT A$17,724 in fiscal year 2016 for services provided under the agreement.

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

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets.  This summary is based on the United States Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the U.S., or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not discuss all the tax consequences that may be relevant to an investment in ADSs by a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker‑dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax‑exempt organizations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

If a partnership or an entity treated as a partnership for U.S. federal income tax purposes owns ADSs, the U.S. federal income tax treatment of a partner in such a partnership will generally depend upon the status of the partner and the activities of the partnership. A partnership that owns ADSs and the partners in such partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of ADSs.

This summary does not address the effect of any U.S. federal taxation other than U.S. federal income taxation.  In addition, this summary does not include any discussion of U.S. federal estate and gift tax,  state, local or foreign taxation.  You are urged to consult your tax advisors regarding the foreign and U.S. federal, state and local tax considerations of an investment in ADSs.

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

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owning the underlying ordinary shares represented by the ADSs held by them.  Subject to the passive foreign investment company, or PFIC rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADSs, including the amount of any Australian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our earnings and profits will be treated as a non‑taxable return of capital to the extent of your tax basis in the ADSs, and any amount in excess of your tax basis will be treated as gain from the sale of ADSs.  See “Disposition of ADSs” below for the discussion on the taxation of capital gains.  Dividends will not qualify for the dividends‑received deduction generally available to corporations under Section 243 of the Code.

Dividends that we pay in Australian dollars, including the amount of any Australian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received.  A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day will likely have a foreign currency exchange gain or loss, which would be treated as U.S.-source ordinary income or loss for purposes of U.S. foreign tax credit.

Subject to complex limitations, any Australian withholding tax imposed on our dividends will be a foreign income tax eligible for credit against a U.S. Holder’s U.S. federal income tax liability (or, alternatively, for deduction against income in determining such tax liability).  The limitations set forth in the Code include computational rules under which foreign tax credits allowable with respect to specific classes of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such class of income.  Dividends generally will be treated as foreign-source passive category income or general category income for U.S. foreign tax credit purposes, depending upon the holder’s circumstances.  A U.S. Holder will be denied a foreign tax credit with respect to Australian income tax withheld from dividends received with respect to the underlying ordinary shares represented by the ADSs to the extent such U.S. Holder has not held the ADSs for at least 16 days of the 31-day period beginning on the date that is 15 days before the ex‑dividend date or to the extent such U.S. Holder is under an obligation to make related payments with respect to substantially similar or related property.  Any days during which a U.S. Holder has substantially diminished its risk of loss on the ADSs are not counted toward meeting the 16-day holding period required by the statute.  The rules relating to the determination of the foreign tax credit are complex.  You should consult with your own tax advisors to determine whether and to what extent you would be entitled to this credit.

Subject to certain limitations, “qualified dividend income” received by a non-corporate U.S. Holder will be subject to tax at a reduced maximum tax rate of 20 percent.  Distributions taxable as dividends generally qualify for the 20 percent rate provided that either: (i) the issuer is entitled to benefits under the Tax Treaty or (ii) the ADSs are readily tradable on an established securities market in the United States and certain other requirements are met.  We believe that we are entitled to benefits under the Tax Treaty and that the ADSs currently are readily tradable on an established securities market in the United States.  However, no assurance can be given that the ADSs will remain readily tradable.  Furthermore, the reduced rate does not apply to dividends received from PFICs.  The amount of foreign tax credit is limited in the case of foreign qualified dividend income.  U.S. Holders of ADSs should consult their own tax advisors regarding the effect of these rules in their particular circumstances.

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs.  Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long‑term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition.  In general, any gain that you recognize on the sale or other disposition of ADSs will be U.S.‑source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S.-source income.  Deduction of capital losses is subject to certain limitations under the Code.

In the case of a cash basis U.S. Holder who receives Australian dollars in connection with the sale or disposition of ADSs, the amount realized will be based on the U.S. dollar value of the Australian dollars received with respect to the ADSs as determined on the settlement date of such exchange.  A U.S. Holder who receives payment in Australian dollars and converts them into U.S. dollars at a conversion rate other than the rate in effect on the settlement date may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss.

An accrual basis U.S. Holder may elect the same treatment of foreign currency gain or loss required of cash basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year.  Such election may not be changed without the consent of the Internal Revenue Service, or IRS.  In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Australian dollars received prevailing on the trade date and the settlement date.  Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognized by such U.S. Holder on the sale or other disposition of such ADSs.

Passive Foreign Investment Companies

We believe that we are a PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to the U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.  Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005.  We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2016 and may continue to be a PFIC for each of the subsequent fiscal years.

As a PFIC, our dividends (if any are paid) will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark‑to‑market” your ADSs, as described below:

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

If the ADSs are considered “marketable stock” and if you elect to “mark‑to‑market” your ADSs, you would not be subject to the rules described above.  Instead, you will generally include in income any excess of the fair market value of the ADSs at the close of each tax year over your adjusted basis in the ADSs. If the fair market value of the ADSs had depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time.  However, such deductions generally would be limited to the net mark‑to‑market gains, if any, that you included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark‑to‑market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark‑to‑market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark‑to‑market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years).  However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC, will be capital gain or loss.  Our ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de-minimis quantities.

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

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 28%).  Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories and demonstrate the fact when so required or (ii) furnish a correct taxpayer identification number and make any other required certification.

Backup withholding is not an additional tax.  Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability. A U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS, which is generally an annual income tax return.

U.S. individuals who hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file IRS Form 8938 with their U.S. federal income tax return. Such form requires disclosure of information concerning such foreign assets, including their value. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-US institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ADSs.

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

    We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia.  Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.  Certain of our cash equivalents are subject to interest rate risk.  Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.  Our major market risk is changes in foreign exchange rates as we had approximately A$21,890,509, A$27,100,354 and A$26,398,943 in cash held in U.S. dollars, GBP and Euro as of June 30, 2016, 2015 and 2014, respectively.  A hypothetical 3%, 3% and 12% adverse movement in end-of-period exchange rates for U.S. dollars, GBP and Euro, respectively, would reduce the cash balance at the end of each year by approximately A$656,715, A$838,149 and A$815,288, respectively.

    We conduct our activities almost exclusively in Australia.  We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results.  In the twelve months ended June 30, 2016, the Australian dollar depreciated against the U.S. dollar by 3%.  In the financial years 2015 and 2014, the Australian dollar depreciated by 18% and appreciated by 3% against the U.S. dollar, respectively.  As of June 30, 2016, payables in U.S. dollars and other currencies were immaterial.  A hypothetical 3% adverse movement in the U.S. dollar, 0.5% adverse movement in the Euro and 6% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$2,622.

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders.  For the year ended June 30, 2016, we paid BoNY a total of US$26,281 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).  For the year ended June 30, 2015, we paid BoNY a total of US$33,523 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).  We also paid BoNY US$22,479 in the year ended June 30, 2015 in connection with the conversion of ordinary shares into ADSs for issuance under our “At-The-Market” facility.  The conversion charge of US$0.005 per ADS was applied plus international wire charges.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2016, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2016.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).  Based on that assessment, our management concluded that as of June 30, 2016, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2016, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

Year Ended June 30,
Services Rendered	2016		2015
Audit (1)	$	A166,479	$	A160,158
Audit-Related (2)	$	A38,297	$	A256,113
Other (3)		-	$	A83,640
Total	$	A204,776	$	A499,911
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

ITEM 16E.             PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2016.

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
		20-F		5/29/02

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004.	20-F	4.6	6/30/04

4.5	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG.	20-F	4.21	6/30/04

4.6	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan.	6-K	Annexure A	11/3/04
			to Item 1
4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B	11/3/04
			to Item 1
4.8	Fourth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2009.	20-F	4.9	6/30/12

4.9	Fifth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2012.	20-F	4.9	6/30/13

4.10*	Sixth Research Funding and Intellectual Property Assignment Agreement dated November 7, 2014.

4.11	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler.	20-F	4.19	6/30/07

4.12	Letter Agreements effective as of June 12, 2007 between the Registrant and Ms. Dianne Angus.	20-F	4.21	6/30/07

4.13	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC.	20-F	4.25	6/30/07

4.14	Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited.	20-F	4.30	6/30/13

4.15	Amendments to Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 1 effective September 26, 2013; and Amendment No. 2 effective August 31, 2013.	20-F	4.35	6/30/14

4.16	Manufacturing Services Agreement for PBT434 API supply dated March 28, 2014	20-F	4.36	6/30/14

4.17	Master Service Agreement between the Registrant and Certara Portugal dated January 22, 2015	20-F	4.17	6/30/15

4.18	Master Service Agreement between the Registrant and d3 Medicine LLC dated March 17, 2015	20-F	4.18	6/30/15
4.19*	Master Service Agreement between the Registrant and Orgapharm S.A.S. dated September 21, 2015.
4.20*	Master Service Agreement between the Registrant and IDT Australia Limited dated September 1, 2015

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

____________
* Filed herewith.

PRANA BIOTECHNOLOGY LIMITED

81

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in of shareholders’ equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Prana Biotechnology Limited and its subsidiaries at June 30, 2016 and June 30, 2015, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Melbourne, Australia
October 3, 2016

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars, except number of shares)

		June 30,
	Notes	2016	2015
Assets
Current Assets
Cash and cash equivalents		28,593,538	34,909,574
Trade and other receivables	5	4,786,765	6,521,154
Other current assets	6	276,504	313,465

Total Current Assets		33,656,807	41,744,193

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$329,541 and $322,342, respectively	7	24,225	44,727
Other non-current assets	6	43,988	45,462

Total Non-Current Assets		68,213	90,189

Total Assets		33,725,020	41,834,382

Liabilities
Current Liabilities
Trade and other payables	8	1,748,566	2,152,015
Other financial liabilities	9	-	12,076
Provisions	10	608,771	554,615

Total Current Liabilities		2,357,337	2,718,706

Non-Current Liabilities
Provisions	10	470	2,412

Total Non-Current Liabilities		470	2,412

Total Liabilities		2,357,807	2,721,118

Net Assets		31,367,213	39,113,264

Equity
Issued capital 2016: 533,891,470 fully paid ordinary shares Nil options over fully paid ordinary shares 2015: 533,891,470 fully paid ordinary shares Nil options over fully paid ordinary shares	12	146,879,214	146,895,714
Reserves	13	9,363,181	9,363,181
Accumulated deficit during the development stage	14	(124,875,182)	(117,145,631)

Total Equity		31,367,213	39,113,264

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2016	2015	2014

Revenues from ordinary activities	2	142,657	176,842	363,775
Other income	2	4,753,697	6,317,438	7,845,396
Intellectual property expenses		(241,954)	(257,299)	(477,079)
General and administration expenses	3	(3,610,551)	(4,506,122)	(4,925,411)
Research and development expenses	3	(9,585,371)	(12,298,167)	(14,908,098)
Finance expenses		-	-	(29,978)
Other operating expenses		(45,276)	(39,210)	(451,251)
Other gains and losses	3	857,247	4,721,449	(746,593)

Loss before income tax expense		(7,729,551)	(5,885,069)	(13,329,239)

Income tax expense	4	-	-	-

Loss for the year		(7,729,551)	(5,885,069)	(13,329,239)

Other comprehensive loss			-	-

Total comprehensive loss for the year	15 (a)	(7,729,551)	(5,885,069)	(13,329,239)

Loss per share (basic and diluted - cents per share)	19	(1.45)	(1.17)	(3.11)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		533,891,470	502,714,982	428,047,123

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30,
	Notes	2016	2015	2014

Cash Flows from Operating Activities
Payments to suppliers and employees		(14,055,879)	(18,124,102)	(18,011,310)
Interest received		120,392	216,317	377,587
Grants received		-	228,541	2,500
R&D tax refund		6,516,961	6,808,170	4,095,000

Net cash flows used in operating activities	15(a)	(7,418,526)	(10,871,074)	(13,536,223)

Cash Flows from Investing Activities
Payment for payroll and rental security deposits		1,474	(154,077)	-
Payments for purchase of plant and equipment		(2,307)	(28,757)	(23,048)

Net cash flows used in investing activities		(833)	(182,834)	(23,048)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		-	7,128,142	37,110,325
Payment of share issue costs		-	(284,931)	(1,339,369)
Repayment of borrowings		-	-	(810,164)

Net cash flows provided by financing activities		-	6,843,211	34,960,792

Net (decrease) increase in cash and cash equivalents		(7,419,359)	(4,210,697)	21,401,521

Opening cash and cash equivalents brought forward		34,909,574	34,167,018	13,346,760
Redemption of security deposit		152,603	-	-
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		950,720	4,953,253	(581,263)

Closing cash and cash equivalents carried forward	15(b)	28,593,538	34,909,574	34,167,018

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2013		381,610,426	101,379,111	10,526,925	(97,931,323)	13,974,713
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	12(b)	85,108,500	30,818,030	-	-	30,818,030
Issuance of shares in connection with share purchase plan, net of costs	12(c)	1,000,000	276,950	-	-	276,950
Non-cash issuance of options to employees	13(b)	-	-	33,824	-	33,824
Non-cash issuance of options to consultants	13(b)	-	-	959,084	-	959,084
Issuance of shares in connection with exercise of options, net of costs	12(b) &(b)(b)	20,928,034	7,535,324	(2,582,399)	-	4,952,925
		107,036,534	38,630,304	(1,589,491)	-	37,040,813
Net loss		-	-	-	(13,329,239)	(13,329,239)
Total comprehensive loss for the year		-	-	-	(13,329,239)	(13,329,239)
Balance, June 30, 2014		488,646,960	140,009,415	8,937,434	(111,260,562)	37,686,287
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	12(b)	44,954,510	6,844,311	-	-	6,844,311
Issuance of shares in connection with share purchase plan, net of costs	12(c)	110,000	16,500	-	-	16,500
Non-cash issuance of options to employees	13(b)	-	-	170,397	-	170,397
Non-cash issuance of options to consultants	13(b)	-	-	280,838	-	280,838
Issuance of shares in connection with exercise of options, net of costs	12(b) &(b)(b)	180,000	25,488	(25,488)	-	-
		45,244,510	6,886,299	425,747	-	7,312,046
Net loss		-	-	-	(5,885,069)	(5,885,069)
Total comprehensive loss for the year		-	-	-	(5,885,069)	(5,885,069)
Balance, June 30, 2015		533,891,470	146,895,714	9,363,181	(117,145,631)	39,113,264
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	12(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	12(c)	-	(16,500)	-	-	(16,500)
Non-cash issuance of options to employees	13(b)	-	-	-	-	-
Non-cash issuance of options to consultants	13(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	12(b) &(b)(b)	-	-	-	-	-
		-	(16,500)	-	-	(16,500)
Net loss		-	-	-	(7,729,551)	(7,729,551)
Total comprehensive loss for the year		-	-	-	(7,729,551)	(7,729,551)
Balance, June 30, 2016		533,891,470	146,879,214	9,363,181	(124,875,182)	31,367,213

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited and its controlled subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited (referred to collectively as “Prana” or the “Company”), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain focusing on Alzheimer’s disease, Huntington disease, Parkinson’s disease and other neurological disorders.  Prana Biotechnology Limited, the parent entity, was incorporated on November 11, 1997 in Melbourne, Australia and the UK and U.S. subsidiaries were incorporated in August 2004.

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2016 was authorized for issue in accordance with a resolution of the Board of Directors on September 29, 2016.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2016 and the comparative information presented in these financial statements for the years ended June 30, 2015 and 2014.

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

Warrants that were exercisable for ADRs expired without being exercised on June 4, 2009.  On June 30, 2011, the Company granted warrants to purchase 612,397 ordinary shares to Alzheimer’s Drug Discovery Foundation (“ADDF”).  The warrants were exercisable at A$0.17 consideration and expired without being exercised on 25 February 2016.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.  For the period to June 30, 2016 the Company has recorded an item in other income of A$4.8 million (2015: A$6.1 million) to recognize this amount which relates to this period.

Going Concern Basis

The Company is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  For the year ended June 30, 2016, the Company incurred an operating loss of A$7.7 million (2015: Loss: A$5.9 million) and an operating cash outflow of A$7.4 million (2015: A$10.9 million). As at year end the net assets of the Company stood at A$31.4 million (2015: A$39.1 million) and the cash position has decreased to A$28.6 million from A$34.9 million at 30 June 2015.

Cash on hand at June 30, 2016 are considered sufficient to meet the Company’s forecast cash outflows for, at least 12 months from the date of this report.  While there is uncertainty in the Company's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Company will be able to maintain sufficient cash reserves through a range of options, including:

•	The Company continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital. The Company had an "at the market” (ATM) facility through which it could raise additional funds of up to US$44.5 million by the sale of American Depositary Receipts ("ADRs"). This facility, which was established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November, 2014 has been a successful source of raising funds. In prior reporting periods, the Company has raised A$46.5 million (US$42.5 million) under this and a previous ATM facility.

•	The Company has on issue a total of 19.4 million unlisted, unexercised options. The options have exercise prices ranging from A$0.25 to A$1.12. If all unlisted options were exercised, the Company would receive consideration of A$7.5 million in total. Although the exercise of options may be available, it is not in the Company’s control to receive this consideration.

•	Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

In addition to these options, the Company has recorded a Trade Receivable at June 30, 2016 in the amount of A$4.8 million from the Australian Tax Office in respect of its 2016 research and development tax incentive claim.  The Company expects to receive this amount during the 12 months ended 30 June 2017.

On this basis, the Directors are satisfied that the Company is a going concern and at this time and are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at June 30, 2016.

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

(b) Segment Reporting
Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited.  For the current and previous reporting periods, the Company operated in one segment, being research into Alzheimer’s disease, Huntington disease, Parkinson’s disease and other neurodegenerative disorders.

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

No impairment charges were incurred during the three years ended June 30, 2016.

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

At June 30, 2016, 2015 and 2014, Prana had no capitalized research and development costs.

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

Company entities The results and financial position of all the Company’s entities that have a functional currency difference from the presentation currency are translated into the presentation currency as follows:

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

Impact of Re-classification of Expenses on Comparative Amounts

The re-classification of expenses to function in Statement of Profit or Loss and Other Comprehensive Income has recently been completed to conform to standard industry practice and IFRS. The impact of the reclassification is shown in the table below.

Prior periods’ comparatives have been revised to align to disclosure in the Financial Statements as shown below. This change in accounting policy has no impact on the total comprehensive loss for the prior periods, or the Statement of Financial Position and cash flow statement.

 PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

	Years ended June 30, 2015
	Unadjusted	Adjustment	Adjusted

Revenues from ordinary activities	176,842		176,842
Other income	6,317,438		6,317,438
Research and development expenses	(12,298,167)		(12,298,167)
Corporate personnel expenses	(2,344,337)	2,344,337	-
General and administrative expenses	-	(4,506,122)	(4,506,122)
Intellectual property expenses	(257,299)		(257,299)
Auditor and accounting expenses	(416,271)	416,271	-
Travel expenses	(125,532)	125,532	-
Public relations and marketing expenses	(87,851)	87,851	-
Depreciation expenses	(31,587)	31,587	-
Other expenses	(1,626,076)	1,626,076	-
Other operating expenses	-	(39,210)	(39,210)
Other gains & losses	-	4,721,449	4,721,449
Foreign exchange gain (loss)	4,721,449	(4,721,449)	-
Gain (loss) on fair valuation of financial liabilities	86,322	(86,322)	-

Loss before income tax expense	(5,885,069)		(5,885,069)

Income tax expense	-		-

Loss for the year	(5,885,069)		(5,885,069)

Other comprehensive loss	-		-

Total comprehensive loss for the year	(5,885,069)		(5,885,069)

Loss per share (basic and diluted - cents per share)	(1.17)		(1.17)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	502,714,982		502,714,982

	Years ended June 30, 2014
	Unadjusted	Adjustment	Adjusted

Revenues from ordinary activities	363,775		363,775
Other income	7,845,396		7,845,396
Research and development expenses	(14,908,098)		(14,908,098)
General and administrative expenses	-	(4,925,411)	(4,925,411)
Corporate personnel expenses	(2,059,642)	2,059,642	-
Intellectual property expenses	(477,079)		(477,079)
Auditor and accounting expenses	(342,609)	342,609	-
Travel expenses	(421,013)	421,013	-
Public relations and marketing expenses	(358,597)	358,597	-
Depreciation expenses	(22,384)	22,384	-
Other expenses	(2,142,179)	2,142,179	-
Finance expenses	-	(29,978)	(29,978)
Other operating expenses	-	(451,251)	(451,251)
Other gains & losses	-	(746,593)	(746,593)
Interest expense - ADDF	(29,978)	29,978	-
Foreign exchange gain (loss)	(746,593)	746,593	-
Gain (loss) on fair valuation of financial liabilities	(30,238)	30,238	-

Loss before income tax expense	(13,329,239)		(13,329,239)

Income tax expense	-		-

Loss for the year	(13,329,239)		(13,329,239)

Other comprehensive loss	-		-

Total comprehensive loss for the year	(13,329,239)		(13,329,239)

Loss per share (basic and diluted - cents per share)	(3.11)		(3.11)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share	428,047,123		428,047,123

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

(x) New Accounting Standards And Interpretations

New and amended Accounting Standards and Interpretations issued and effective
There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2016 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2016 reporting periods.  Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company.

Pronouncement	Title (Issue date)	Effective date	Impact on financial report
IFRS 15	Revenue from contracts with customers	Annual periods beginning on or after January 1, 2017 Earlier application is permitted.	The Company is currently not generating revenue from contracts and thus the impact is expected to be nil.
IFRS 9	Financial instruments	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods.
IFRS 16	Leases	Annual periods beginning on or after January 1, 2019 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods
IFRS 2 (Amendments)	Classification and Measurement of Share-based Payment Transactions	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2016	2015	2014

2. REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS
Other revenue
Interest	142,657	176,842	363,775
Total other revenue	142,657	176,842	363,775

Other income
R&D Tax Incentive	4,753,697	6,088,897	7,802,947
Michael J Fox Foundation Grant	-	-	39,949
Other Grants	-	228,541	2,500
Total other income	4,753,697	6,317,438	7,845,396

Total revenue and other income from continuing operations	4,896,354	6,494,280	8,209,171

	Years Ended June 30,
	2016	2015	2014
3. EXPENSES FROM ORDINARY ACTIVITIES

Research and Development Expenses (1)
Employee expenses	1,821,717	1,866,915	1,827,934
Other research and development expenses	7,763,654	10,431,252	13,080,164

General and Administration Expenses
Depreciation on fixed assets	22,810	31,587	22,384
Employee expenses (non R&D related)	992,751	937,348	807,502
Consultant and director expenses	750,158	1,227,731	1,212,240
Audit, internal control and other assurance expenses	204,776	499,911	420,519
Corporate compliance expenses	358,096	421,958	493,362
Office rental	195,561	161,175	163,583
Other administrative and office expenses	1,086,400	1,226,412	1,805,821

Other gains and losses
Foreign exchange (gain)/loss	(857,247)	(4,721,449)	746,593

(1) Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2016	2015	2014
4. INCOME TAX

(a) Income tax expense:
Current tax	-	-	-
Adjustment for current tax of prior periods	-	-	-
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 30% (2016, 2015 & 2014: 30%)	(2,318,865)	(1,765,431)	(3,998,686)
Effect of lower tax rates of tax on overseas income	(11,111)	(41)	(43)

Add tax effect of:
(Over)/Under provision of income tax in previous year relating to a revision of estimates	4,582,839	3,071,631	2,214,342
Equity issued for nil consideration	-	140,651	1,269,857
Research and development expenditure (net of tax incentive)	1,743,004	(2,153,737)	(7,180,486)
Gain/(loss) on fair value of financial liabilities	-	25,897	(30,238)
Other	54,222	1,549	5,761

Deferred tax asset not recognized	(4,050,088)	679,571	7,719,579
Income tax expense attributable to loss before income tax	-	-	-

(c) Potential deferred tax asset at June 30, 2016, 2015 and 2014 in respect of: tax losses not brought to account is (1):	35,687,127	38,463,614	39,143,186
Temporary differences	(1,655,223)	3,934,146	(37,806)

(1) Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

	Years Ended June 30,
	2016	2015
5. TRADE AND OTHER RECEIVABLES

Grant receivable		55,699
Accrued interest income	25,283	4,255
R&D tax incentive receivable	4,753,646	6,461,212
Goods and services tax receivable	7,836	(12)

Total Trade and Other Receivables	4,786,765	6,521,154

	Years Ended June 30,
	2016	2015
6. OTHER ASSETS
Current
Prepayments	276,504	159,963
Payroll term deposit	-	152,603
Other receivables	-	899

Total	276,504	313,465

Non-current
Rental term deposit	43,988	45,462

Total	43,988	45,462

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted

		Years Ended June 30,
	Notes	2016	2015
7. PROPERTY AND EQUIPMENT

Gross carrying amount
Balance at beginning of year		367,069	392,795
Additions		2,799	28,757
Disposals		(16,102)	(54,483)

Balance at end of year		353,766	367,069

Accumulated depreciation
Balance at beginning of year		(322,342)	(345,238)
Disposals		15,611	54,483
Depreciation expense	3	(22,810)	(31,587)

Balance at end of year		(329,541)	(322,342)

Net book value at end of year		24,225	44,727

Aggregate depreciation allocated during the year is recognized as an expense and disclosed in Note 3.

	Years Ended June 30,
	2016	2015

Laboratory equipment, at cost	112,631	112,631
Less accumulated depreciation	(111,839)	(110,964)

Total laboratory equipment	792	1,667

Computer equipment, at cost	127,078	140,382
Less accumulated depreciation	(107,583)	(103,771)

Total computer equipment	19,495	36,611

Furniture and fittings, at cost	38,398	38,398
Less accumulated depreciation	(34,460)	(31,949)

Total furniture and fittings	3,938	6,449

Leasehold improvements, at cost	75,659	75,659
Less accumulated depreciation	(75,659)	(75,659)

Total leasehold improvements	-	-

Total	24,225	44,727

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)
	Years Ended June 30,
	2016	2015
8. TRADE AND OTHER PAYABLES

Trade creditors	311,719	362,493
Accrued research and development expenses	1,178,656	1,299,492
Accrued intellectual property expenses	10,910	-
Accrued corporate personnel expenses	7,421	535
Accrued audit and accounting fees	143,776	415,911
Accrued travel expenses	1,650	-
Other accrued expenses	94,434	73,584

Total	1,748,566	2,152,015

	Years Ended June 30,
	2016	2015	2016	2015
9. FINANCIAL LIABILITIES	No.	No.	A$	A$

Current
Warrants over ordinary shares (a)	-	612,397	-	12,076
Total			-	12,076

 (a)  Warrants over ordinary shares
As per the agreement with the ADDF, the Company issued warrants to purchase 612,397 ordinary shares to the ADDF representing 30% of the value of the first tranche of the US$350,000 grant received during the financial year end June 30, 2011.  The warrants were convertible to ordinary shares on or before February 25, 2016, when they expired without being exercised,  at an exercise price of A$ 0.17 per warrant.

Under IAS 32 paragraph 11, the warrants associated with this transaction are required to be classified as a financial liability, as opposed to issued capital.  On initial recognition the warrants are measured at fair value on the Statement of Financial Position.  At each reporting date the financial liability representing the warrants are required to be re-valued to fair value with the movement in the fair value recorded in the Statement of Profit or Loss and Other Comprehensive Income.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2016	2015
10. PROVISIONS

Current
Annual leave (1)	288,122	261,823
Long service leave (1)(2)	320,649	292,792

Total	608,771	554,615

Non-Current
Long service leave (2)	470	2,412

A provision has been recognized for employee entitlements relating to long service leave.  In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data.  The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions
Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2016	2015
Annual leave
Carrying amount at start of year	261,823	217,646
Charged/(credited) to profit or loss
-additional provisions recognized	165,384	199,667
-unused amounts reversed	-	-
Amounts used during the year	(139,085)	(155,490)
Carrying amount at end of year	288,122	261,823

Long service leave
Carrying amount at start of year	295,204	280,166
Charged/(credited) to profit or loss
-additional provisions recognized	25,915	15,038
-unused amounts reversed	-	-
Amounts used during the year	-	-
Carrying amount at end of year	321,119	295,204

TOTAL	609,241	557,027

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

	Years Ended June 30,
	2016	2015

Long service leave obligation expected to be settled after 12 months	320,649	292,792

11. COMMITMENTS AND CONTINGENCIES

There are no contingent assets or liabilities at the date of this report.  The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company.

In respect of expenditure commitments, refer to Note 16.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)
		Years Ended June 30,
	Notes	2016	2015	2014
12. ISSUED CAPITAL

(a) Issued Capital
533,891,470 (2015: 533,891,470) fully paid ordinary shares	12(b)	144,177,570	144,194,070	137,307,771
Nil (2015: Nil) options for fully paid ordinary shares	12(c)	2,701,644	2,701,644	2,701,644

		146,879,214	146,895,714	140,009,415

(b) Movements in Issued Shares

	June 30,
	2016		2015		2014
	No.	A$	No.	A$	No.	A$
Beginning of the year	533,891,470	144,194,070	488,646,960	137,307,771	381,610,426	98,677,467

Movement during the year	-	(16,500)	45,244,510	6,886,299	107,036,534	38,630,304

End of the year	533,891,470	144,177,570	533,891,470	144,194,070	488,646,960	137,307,771

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	A$
Year ended June 30, 2013			83,629,608		15,245,034
August 2, 2013	Shares to investors as part of at-the-market facility		1,469,780	0.40	588,216
August 5, 2013	Shares to investors as part of at-the-market facility		465,980	0.38	176,592
August 6, 2013	Shares to investors as part of at-the-market facility		3,601,550	0.39	1,413,617
August 7, 2013	Shares to investors as part of at-the-market facility		2,517,590	0.38	956,832
August 30, 2013	Exercise of options – consultants		150,000	0.35	52,140
August 30, 2013	Exercise of options – consultants		100,000	0.12	11,700
August 30, 2013	Exercise of options – consultants		86,625	0.14	12,266
August 30, 2013	Exercise of options – consultants		100,000	0.12	11,700
August 30, 2013	Exercise of options – investors		10,000,000	0.39	3,857,143
August 30, 2013	Shares to investors as part of at-the-market facility		1,167,610	0.57	662,809
September 9, 2013	Shares to investors as part of at-the-market facility		2,160,950	0.58	1,261,265
September 10, 2013	Shares to investors as part of at-the-market facility		1,395,610	0.56	786,494
September 11, 2013	Shares to investors as part of at-the-market facility		523,120	0.55	288,606
September 12, 2013	Shares to investors as part of at-the-market facility		2,056,760	0.52	1,071,557
October 3, 2013	Exercise of options – employees		97,418	0.18	17,577
October 3, 2013	Exercise of options – employees		625,000	0.45	282,828
October 25, 2013	Exercise of options – consultants		60,000	0.14	8,496
October 25, 2013	Exercise of options – employees		217,478	0.14	30,795
November 4, 2013	Shares to investors as part of at-the-market facility		6,745,750	0.48	3,209,209
November 5, 2013	Shares to investors as part of at-the-market facility		143,700	0.48	69,054
November 4, 2013	Exercise of options – employees		722,419	0.42	300,405
November 6, 2013	Shares to investors as part of at-the-market facility		8,380	0.49	4,070
November 25, 2013	Exercise of options – consultants		200,000	0.40	80,786

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

12. ISSUED CAPITAL (continued)

Date	Details	Notes	Number	Issue Price	A$
December 13, 2013	Exercise of options – employees		73,200	0.35	25,444
December 20, 2013	Exercise of options – employees		81,750	0.14	11,576
December 20, 2013	Exercise of options – consultants		100,000	0.40	40,393
January 3, 2014	Exercise of options – investors		1,700,000	0.35	593,622
January 28, 2014	Exercise of options – investors		500,000	0.35	174,595
February 6, 2014	Exercise of options – investors		3,928,900	0.35	1,371,931
February 6, 2014	Exercise of options – employees		50,000	0.35	17,380
February 21, 2014	Exercise of options – employees		60,000	0.28	16,800.00
February 21, 2014	Exercise of options – employees		146,128	0.25	36,532
February 21, 2014	Exercise of options – employees		157,818	0.35	54,858
February 26, 2014	Exercise of options – employees		34,220	0.51	17,298
February 26, 2014	Exercise of options – employees		47,700	0.35	16,581
March 11, 2014	Exercise of options – consultants		200,000	0.40	80,786
March 11, 2014	Exercise of options – employees		60,000	0.35	20,856
March 11, 2014	Exercise of options – employees		66,500	0.28	18,620
March 11, 2014	Exercise of options – consultants		1,000,000	0.26	260,000
March 11, 2014	Exercise of options – employees		146,128	0.25	36,532
March 11, 2014	Shares to investors as part of at-the-market facility		980,130	1.23	1,202,928
March 12, 2014	Shares to investors as part of at-the-market facility		41,760	1.18	49,339
March 14, 2014	Shares to investors as part of at-the-market facility		1,594,220	1.11	1,767,019
March 17, 2014	Shares to investors as part of at-the-market facility		2,280,750	1.05	2,405,397
April 3, 2014	Exercise of options – investors		216,750	0.35	75,687
April 3, 2014	Shares to investors as part of at-the-market facility		22,339,170	0.31	6,963,613
April 4, 2014	Shares to investors as part of at-the-market facility		17,290,080	0.27	4,607,964
April 7, 2014	Shares to investors as part of at-the-market facility		18,325,610	0.25	4,672,819
April 7, 2014	Non cash share issue in consideration for services provided by consultants	(i)	1,000,000	0.25	252,750
June 30, 2014	Non cash share issue in consideration for services provided by consultants		-	-	24,200
Security issuance costs			-	-	(1,339,369)
Year ended June 30, 2014			107,036,534		38,630,304
July 1, 2014	Reverse proposed issue to a consultant		-	-	(24,200)
July 21, 2014	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.23	25,300
July 21, 2014	Exercise of options – employees		180,000	-	25,488
February 23, 2015	Shares to investors as part of at-the-market facility		35,631,690	0.15	5,304,319
February 24, 2015	Shares to investors as part of at-the-market facility		2,538,820	0.14	357,270
June 2, 2015	Shares to investors as part of at-the-market facility		6,784,000	0.22	1,466,553
June 30, 2015	Non cash share issue in consideration for services provided by consultants		-	-	16,500
Security issuance costs			-	-	(284,931)
Year ended June 30, 2015			45,244,510		6,886,299
July1, 2015	Reverse proposed issue to a consultant		-		(16,500)
Year ended June 30, 2016			-		(16,500)

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

(c) Movements in Options

	June 30,
	2016		2015		2014
	Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	-	2,701,644	-	2,701,644	-	2,701,644

End of the year*	-	2,701,644	-	2,701,644	-	2,701,644

*There was no movement in options during the financial years ended June 30, 2016, 2015 and 2014.

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

(e) Shares Issued after Reporting Date

No equity issues have occurred after reporting date.

13. RESERVES

		Years Ended June 30,
	Notes	2016	2015	2014

(a) Share Based Payments
19,395,582 (2015: 19,395,582) options for fully paid ordinary shares	13(b)	7,394,184	7,394,184	6,968,437
Nil (2015: Nil) options for ADRs	13(c)	1,515,434	1,515,434	1,515,434
Nil (2015: 612,397) warrants for ADRs	13(d)	453,563	453,563	453,563

		9,363,181	9,363,181	8,937,434

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

 (b) Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2016		2015		2014
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	19,395,582	7,394,184	18,542,577	6,968,437	35,544,121	8,557,928
Issued during the year	-	-	4,400,000	451,235	3,926,490	992,908
Expired during the year	-	-	(3,166,995)	-	-	-
Forfeited during the year	-	-	(200,000)	-	-	-
Exercised during the year	-	-	(180,000)	(25,488)	(20,928,034)	(2,582,399)

End of the year	19,395,582	7,394,184	19,395,582	7,394,184	18,542,577	6,968,437
Details of option grants are summarized as follows.

Year ended June 30, 2014:
• On October 25, 2013, the Company granted options to purchase 200,000 ordinary shares to consultants under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$0.61 consideration and expire on October 24, 2018.  The fair value of the options is A$0.17.
• On November 4, 2013, the Company granted options to purchase 200,000 ordinary shares to consultants under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$0.73 consideration and expire on November 3, 2018.  The fair value of the options is A$0.21.
• On November 4, 2013, the Company granted options to purchase 160,000 ordinary shares to key management personnel under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$0.73 consideration and expire on November 3, 2018.  The fair value of the options is A$0.21.
• On December 13, 2013, the Company granted options to purchase 1,200,000 ordinary shares to consultants under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$1.04 consideration and expire on December 11, 2018.  The fair value of the options is A$0.36.
• On February 7, 2014, the Company granted options to purchase 300,000 ordinary shares to consultants under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$1.12 consideration and expire on February 5, 2019.  The fair value of the options is A$0.64.
• On April 7, 2014, the Company granted options to purchase 1,200,000 ordinary shares to consultants under the 2004 Plan (see Note 17 in recognition of services rendered to the Company.   The options are exercisable at A$0.25 consideration and expire on April 6, 2018.  The fair value of the options is A$0.23.
• On August 5, 2014, the Company granted options to purchase 306,490 ordinary shares to consultants under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$0.66 consideration and expire on August 4, 2018.  The fair value of the options is A$0.18.
• On October 2, 2013, the Company granted options to purchase 360,000 ordinary shares to consultants under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$0.66 consideration and expire on October 1, 2018.  The fair value of the options is A$0.17.

Year ended June 30, 2015:
• On October 3, 2014, the Company granted options to purchase 1,000,000 ordinary shares to key management personnel under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$0.34 consideration and expire on October 2, 2018.  The fair value of the options is A$0.17.
• On February 19, 2015, the Company granted options to purchase 2,000,000 ordinary shares to consultants under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$0.26 consideration and expire on February 18, 2020.  The fair value of the options is A$0.08.
• On May 27, 2015, the Company granted options to purchase 1,400,000 ordinary shares to consultants under the 2004 Plan (see Note 17) in recognition of services rendered to the Company.   The options are exercisable at A$0.27 consideration and expire on May 25, 2020.  The fair value of the options is A$0.08.

Year ended June 30, 2016:
None

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.  RESERVES (continued)

(c) Movements in Options for ADRs

	Years Ended June 30,
	2016		2015		2014
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	-	1,515,434	-	1,515,434	-	1,515,434

Expiration of options (1)	-	-	-	-	-	-
End of the year	-	1,515,434	-	1,515,434	-	1,515,434

(1) Options exercisable at US5.00 on or before December 17, 2012.  These options are convertible to ADRs, 1 ADR = 60 ordinary shares.  At time of issue, 1 ADR = 10 ordinary shares. These options expired without being exercised on December 17, 2012.

(d) Movement in Warrants for ADRs

	Years Ended June 30,
	2016		2015		2014
	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)
Beginning of the year (1)	-	453,563	-	453,563	-	453,563
Beginning of the year (2)	612,397	-	612,397	-	612,397	-
Expired	(612,397)	-	-	-	-	-
End of the year	-	453,563	612,397	453,563	612,397	453,563

(1) Warrants exercisable at US8.00 on or before June 4, 2009.  These warrants are convertible to ADRs; one ADR represents ten ordinary shares.  Warrants expired without being exercised on June 4, 2009.
(2) Warrants exercisable at A$0.17 on or before February 25, 2016. These warrants expired without being exercised on February 25, 2016.

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

(f) Options and Warrants Issued after Reporting Date

No option issues have occurred after reporting date.  There have been no warrants granted after reporting date.

	Years Ended June 30,
	2016	2015
14. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(117,145,631)	(111,260,562)
Net loss for the year	(7,729,551)	(5,885,069)

Balance at end of year	(124,875,182)	(117,145,631)

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2016	2015	2014
15. CASH FLOW INFORMATION

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(7,729,551)	(5,885,069)	(13,329,239)

Non-cash items
Depreciation of property and equipment	22,810	31,587	22,384
Non-cash issue of equity in consideration of operating expenses	(16,500)	468,835	1,269,857
Foreign exchange (gain) loss	(950,720)	(4,953,253)	581,263
(Gain) loss on fair value of financial liabilities	-	(86,322)	37,473

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	1,734,389	764,255	(3,761,471)
Decrease (increase) in other current assets	(115,643)	(63,979)	15,359
(Decrease) increase in trade and other payables	(403,449)	(1,206,343)	1,582,980
(Decrease) in other current liabilities	(12,076)	-	(33,332)
Increase in provision for employee entitlements	52,214	59,215	78,503

Net cash flows used in operating activities	(7,418,526)	(10,871,074)	(13,536,223)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	28,593,538	34,909,574	34,167,018

Closing cash and cash equivalents balance	28,593,538	34,909,574	34,167,018

(c) Non-Cash Financing and Investing Activities

During the years ended June 30, 2015 and 2014, the Company issued shares and granted options in connection with non-cash transactions.  See Notes 12(b) and 13(b).

16. EXPENDITURE COMMITMENTS

The Company has non-cancelable operating leases contracted for but not capitalized in the financial statements.  The Company has commitments under these contracts within one year of A$145,610 and greater than one year but less than three years of A$48,330.  The property lease is a non-cancellable lease with an 18 month term, with rent payable monthly in advance.  The property lease commenced April 1, 2015 and expires on September 30, 2017.

The majority of our contracts for research and development programs have a termination notice period of 30 days.  As at June 30, 2016, we had research and development termination commitments approximating A$1.45 million.  No liability has been recognized within our financial statements for this period.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures.

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

At 30 June 2016 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 2 Key Management Personnel, 12 employees and 19 consultants under the Australian Plan. At June 30, 2015, equity had been issued to one former Director under the 2004 ADS Plan and six Directors, three key management personnel, 16 employees and 19 consultants under the 2004 ASX Plan.  At June 30, 2014, equity had been issued to one former Director under the 2004 ADS Plan and six Directors, three key management personnel, 16 employees and 19 consultants under the 2004 ASX Plan.

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

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2016		2015		2014
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	19,395,582	0.38	16,375,582	0.41	17,031,476	0.23
Issued during the year	-	-	4,400,000	0.28	3,926,490	0.69
Exercised during the year	-	-	(180,000)	-	(4,582,384)	0.11
Expired during the year	-	-	(1,000,000)	0.25	-	-
Lapsed during the year	-	-	(200,000)	1.12	-	-
Forfeited during the year	-	-	-	-	-	-

Outstanding at year end	19,395,582	0.38	19,395,582	0.38	16,375,582	0.41

Exercisable at year end	19,395,582	0.38	19,395,582	0.38	16,175,582	0.40

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

17.  SHARE BASED PAYMENTS (continued)

Options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price	Share options	Share options
			$A	2016	2015
PBTAA	October 25, 2013	October 24, 2018	0.61	200,000	200,000
PBTAB	October 3, 2014	October 2, 2018	0.34	1,000,000	1,000,000
PBTAC	June 26, 2013	June 25, 2018	0.37	1,649,573	1,649,573
PBTAD	November 4, 2013	November 3, 2018	0.73	360,000	360,000
PBTAE	December 13, 2013	December 11, 2018	1.04	1,200,000	1,200,000
PBTAF	February 7, 2014	February 5, 2019	1.12	100,000	100,000
PBTAG	April 7, 2014	April 6, 2018	0.25	1,200,000	1,200,000
PBTAH	February 19, 2015	February 18, 2020	0.26	2,000,000	2,000,000
PBTAQ	December 12, 2012	December 13, 2017	0.33	8,500,000	8,500,000
PBTAR	May 27, 2015	May 25, 2020	0.27	1,400,000	1,400,000
PBTAW	March 21, 2012	March 20, 2017	0.25	1,119,519	1,119,519
PBTAY	August 5, 2013	August 4, 2018	0.66	306,490	306,490
PBTAZ	October 2, 2013	October 1, 2018	0.66	360,000	360,000
			Total	19,395,582	19,395,582

Weighted average remaining contractual life of options outstanding at end of period				2.04 years	3.04 years

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

17.  SHARE BASED PAYMENTS (continued)

Model inputs –
The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share	Share Price at Grant Date	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate
		A$	A$
PBTAY	August 5, 2013	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	October 2, 2013	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	October 25, 2013	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	November 4, 2013	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	December 13, 2013	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	February 7, 2014	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	April 7, 2014	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	October 3, 2014	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	February 19, 2015	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	May 27, 2015	0.27	0.17	69.40%	5.00	0%	2.25%

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2016	2015	2014
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	12,987,715	7,405,331
Issued during the year (1)	-	290,000	5,582,384

End of the financial year	13,277,715	13,277,715	12,987,715

(1) In the years ended June 30, 2015 and 2014 this includes options to purchase 180,000 and 4,582,384 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.

The weighted average fair value of the shares granted during the year ended June 30, 2015 and 2014 was $0.23 and $0.25. No shares were granted during the year ended June 30, 2016.

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

19. LOSS PER SHARE

	Years Ended June 30,
	2016	2015	2014

Basic and diluted loss per share (cents per share)	(1.45)	(1.17)	(3.11)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	533,891,470	502,714,982	428,047,123

The options and warrants in place do not have the effect of diluting the loss per share.

20. KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2016	2015	2014

Short-term employee benefits	1,476,000	1,554,843	1,139,860
Post-employment benefits	95,117	96,324	77,775
Long-term benefits	13,817	2,733	17,615
Share-based payments	-	170,397	33,824
	1,584,934	1,824,297	1,269,074

21. AUDITORS’ REMUNERATION

	Years Ended June 30,
	2016	2015	2014

- audit and review fees: current year financial reports	166,479	160,158	145,187
- audit and review fees: internal controls	38,297	256,113	187,422
- audit and review fees: other assurance services	-	83,640	65,000
	204,776	499,911	397,609

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006.  Australian law does not require the Company’s Auditors to be appointed at the Company’s annual general meeting of shareholders.  There is an annual engagement letter which is signed, subject to the Company’s audit committee approval, with PricewaterhouseCoopers for audit and review work.  No non-audit services were provided by PricewaterhouseCoopers during the 2016, 2015 and 2014 fiscal years.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22. RELATED PARTY TRANSACTIONS

a. Equity Interests in Subsidiaries
Prana Biotechnology Limited owns 100% of its subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Ltd.

b. Key Management Personnel Remuneration

The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman and Chief Executive Officer
Brian Meltzer	Non-Executive Independent Director
George Mihaly	Non-Executive Independent Director
Peter Marks	Non-Executive Independent Director
Lawrence Gozlan	Non-Executive Independent Director
Ira Shoulson	Non-Executive Director

The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Kathryn Andrews	Chief Financial Officer

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.  RELATED PARTY TRANSACTIONS (continued)

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2016 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1)	448,617	-	29,990	7,766	-	486,373
Brian Meltzer	50,000	-	35,000	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Lawrence Gozlan	60,000	-	-	-	-	60,000
Ira Shoulson (2)	303,474	-	-	-	-	303,474
	997,091	-	64,990	7,766	-	1,069,847

(1) Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.
(2) Includes consulting fees paid to Prof. Ira Shoulson in the amount of $258,474.
	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2015 Directors’ remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1)	421,689	100,000	35,000	(224)	-	556,465
Brian Meltzer	50,000	-	35,000	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Lawrence Gozlan	50,000	-	-	-	-	50,000
Ira Shoulson (2)	250,648	-	-	-	-	250,648
	1,007,337	-	70,000	(224)	-	1,077,113

(1) Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.  During the 2015 fiscal year, Mr. Kempler received  A$100,000 incentive bonus which he was awarded in 2012.
(2) Includes consulting fees paid to Prof. Ira Shoulson in the amount of A$205,426.

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
(2) Prof. Ira Shoulson was appointed to the Board on May 13, 2014;

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.  RELATED PARTY TRANSACTIONS (continued)

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2016 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Dianne Angus (1) (2)	353,300	-	19,307	6,051	-	378,658
Kathryn Andrews (1)	125,609	-	10,820	-	-	136,429
	478,909	-	30,127	6,051	-	515,087

(1) Base Fee includes movements in annual leave provision for Ms Dianne Angus and Ms Kathryn Andrews accrued in accordance with their employment contracts.
	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2015 Executives’ Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Phillip Hains (2)	100,000	-	-	-	-	100,000
Dianne Angus (1)	326,346	-	18,783	2,874	170,397	518,401
Kathryn Andrews (3)	81,233	-	7,541	82	-	88,857
Richard Revelins (4)	39,926	-	-	-	-	39,926
	547,506	-	26,324	2,957	170,397	747,184

(1) Base Fee includes movements in annual leave provision for Ms Dianne Angus and Ms Kathryn Andrews accrued in accordance with their employment contracts.
(2) Mr. Hains retired from his appointment as Acting Chief Financial Officer on November 4, 2014;
(3) Ms Andrews was appointment as Chief Financial Officer on November 4, 2014;
(4) Mr. Richard Revelins retired from his appointment as Company Secretary and Chief Financial Officer on November 4, 2014.

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

The following Director was under contract during the year ended June 30, 2016:

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

The following Senior Executives were under contract during the year ended June 30, 2016:

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
         The Company can elect to pay such sum as cash, equity in the Company or as a combination of both cash and equity
• Accrued entitlements including all unreimbursed business expenses
• Accelerate the vesting of any unvested options

		Without Good Reason Ms Angus may terminate with 120 days’ notice Or With Cause the Company may terminate without notice	• Permitted to keep and/or exercise options that have vested at the time of termination • Accrued entitlements including all unreimbursed business expenses
Ms Kathryn Andrews	Until termination by either party Signed November 11, 2014	Ms Andrews may terminate with 30 days’ notice Or Without Cause the Company may terminate with 30 days’ notice Or With Cause the Company may terminate without notice	• Permitted to keep and/or exercise options that have vested at the time of termination • Accrued entitlements including all unreimbursed business expenses

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.  RELATED PARTY TRANSACTIONS (continued)

c. Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2015	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2016
	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson	-	-	-	-	-
Richard Revelins (5)	-	-	-	-	-
Dianne Angus	146,128	-	-	-	146,128
Phillip Hains (5)	-	-	-	-	-
Kathryn Andrews (6)	-	-	-	-	-

	18,753,571	-	-	-	18,753,571

Fully Paid Ordinary Shares of the Company	Balance July 1, 2014	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2015
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	200,000	18,011,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson	-	-	-	-	-
Richard Revelins (5)	20,308	-	-	(20,308)	-
Dianne Angus	146,128	-	-	-	146,128
Phillip Hains (5)	211,800	-	-	(211,800)	-
Kathryn Andrews (6)	-	-	-	-	-

	18,785,679	-	-	(32,108)	18,753,571

Fully Paid Ordinary Shares of the Company	Balance July 1, 2013	Received as Remuneration	Received on Exercise of Options	Net Change Other (1)	Balance June 30, 2014
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	-	17,811,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson (3)	-	-	-	-	-
Richard Revelins	20,308	-	500,000	(500,000)	20,308
Dianne Angus	-	-	868,547	(722,419)	146,128
Phillip Hains (4)	211,800	-	-	-	211,800

	18,639,551	-	1,368,547	(1,222,419)	18,785,679

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
(6) Balance at date of appointment, November 4, 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.  RELATED PARTY TRANSACTIONS (continued)

c. Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2015 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other	Options Vested During 2016 fiscal year	Balance June 30, 2016 No.	Total Vested and Exercisable June 30, 2016 No.	Total Unvested June 30, 2016 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson	-	-	-	-	-	-	-	-	-
Dianne Angus	1,317,819	-	-	-	-	-	1,317,819	1,317,819	-
Kathryn Andrews (6)	-	-	-	-	-	-	-	-	-
	9,317,819	-	-	-	-	-	9,317,819	9,317,819	-

Share Options of the Company	Balance July 1, 2014 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other	Options Vested During 2015 fiscal year	Balance June 30, 2015 No.	Total Vested and Exercisable June 30, 2015 No.	Total Unvested June 30, 2015 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson	-	-	-	-	-	-	-	-	-
Richard Revelins (5)	500,000	-	-	-	(500,000)	-	-	-	-
Dianne Angus	317,819	1,000,000	-	-	-	-	1,317,819	1,317,819	-
Phillip Hains (5)	-	-	-	-	-	-	-	-	-
Kathryn Andrews (6)	-	-	-	-	-	-	-	-	-
	8,817,819	1,000,000	-	-	(500,000)	-	9,317,819	9,317,819	-

Share Options of the Company	Balance July 1, 2013 No.	Granted as Remuneration No.	Options Exercised No.	Options Forfeited No.	Net Change Other (1)	Options Vested During 2014 fiscal year	Balance June 30, 2014 No.	Total Vested and Exercisable June 30, 2014 No.	Total Unvested June 30, 2014 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson (3)	-	-	-	-	-	-	-	-	-
Richard Revelins	1,000,000	-	(500,000)	-	-	-	500,000	500,000	-

Dianne Angus	2,052,730	160,000	(868,547)	-	(1,026,364)	-	317,819	317,819	-
Phillip Hains (4)	-	-	-	-	-	-	-	-	-
	11,052,730	160,000	(1,368,547)	-	(1,026,364)	-	8,817,819	8,817,819	-

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

24. FINANCIAL INSTRUMENTS

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2016	2015
	A$	A$
Cash and cash equivalents (USD)	21,890,509	27,100,354
Cash and cash equivalents (€EUR)	-	-
Cash and cash equivalents (£GBP)	-	-
Trade and other payables (USD)	(36,348)	(79,490)
Trade and other payables (€EUR)	(10,176)	(25,617)
Trade and other payables (£GBP)	(2,437)	(4,926)
Total exposure	21,841,548	26,990,321

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/GBP and AUD/EUR exchange rates over the past 5 years based on the year-end spot rates.  The variables for USD, GBP and EUR being 3%, 12% and 3% respectively.  All the amounts in the table below are displayed in Australian Dollars (A$).

Based on the financial instruments held at June 30, 2016, had the Australian dollar weakened/strengthened by 3% against the US dollar, 12% against the GBP and 3% against the EURO with all other variables held constant, the Company's post-tax loss for the year would have been A$634,419 lower/A$673,431 higher (2015: A$786,576 lower/A$835,247 higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table.  The Company’s exposure to other foreign exchange movements is not material.

We realized a foreign exchange gain of A$950,720 for the year ended June 30, 2016 compared to a foreign exchange loss of A$4,953,253 for the year ended June 30, 2015 and a foreign exchange gain of A$581,263 for the year ended June 30, 2014. In 2016, the Australian dollar depreciated against the U.S. dollar by 3%.  In 2015, the Australian dollar depreciated against the U.S. dollar by 18%, while in 2014, the Australian dollar appreciated against the U.S. dollar by 3%.

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

At June 30, 2016, the Company had the following cash accounts:

• A$95,890 in an Australian dollar transaction account at an interest rate of 0.05% as of June 2016;
• A$36,361 in an Australian dollar transaction account at an interest rate of 0.00% as of June 2016;
• A$419,324 in an Australian Business Cash High Interest account at an interest rate of 1.50% as of June 2016;
• A$154 in an Australian Trust account at an interest rate of 0% as of June 2015;
• US$16,267,416 (A$21,888,345) in U.S. checking accounts at an interest rate of 0.03% as of June 30, 2016;
• A$6,000,000 in a three month term deposit at a fixed interest rate of 3.00% which matures on August 11, 2016;
• A$150,000 in a six month term deposit at a fixed interest rate of 2.92% which matures on September 11, 2016;
• A$43,988 in a twelve month term deposit at a fixed interest rate of 2.85% which matures on March 7, 2017;
• A$1,300 in petty cash which does not earn any interest;
• US$1,608 (A$2,164) in petty cash which does not earn any interest.

The weighted average interest rate is 0.68% for cash and cash equivalents and 2.87% for terms deposits over three months and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

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

The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2016	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	22,440,074	6,150,000	-	3,464	28,593,538	0.68%
Trade and other receivables	-	-	-	4,786,765	4,786,765
Other current assets	-	-	-	276,504	276,504
Other non-current assets	-	-	43,988	-	43,988	2.85%

Total Financial Assets	22,440,074	6,150,000	43,988	5,066,733	33,700,795

Financial Liabilities
Trade and other payables	-	-	-	1,748,566	1,748,566

Total Financial Liabilities	-	-	-	1,748,566	1,748,566

June 30, 2015	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	34,906,965			2,609	34,909,574	0.59%
Trade and other receivables	-			6,521,154	6,521,154
Other current assets	-	152,603		160,862	313,465	2.90%
Other non-current assets	-		45,462	-	45,462	3.10%

Total Financial Assets	34,906,965	152,603	45,462	6,684,625	41,789,655

Financial Liabilities
Trade and other payables	-	-	-	2,152,015	2,152,015
Other financial liabilities	-	-	-	12,076	12,076

Total Financial Liabilities	-	-	-	2,164,091	2,164,091

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

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

	Maturities of Financial Liabilities
2016	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	1,748,566	-	-	1,748,566	1,748,566
Total	1,748,566	-	-	1,748,566	1,748,566

2015	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	2,152,015	-	-	2,152,015	2,152,015
Total	2,152,015	-	-	2,152,015	2,152,015

(d) Capital Risk Management
The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value.  In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company's constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in Notes 12, 13 and 14.  By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company's Management the Board monitors the need to raise additional equity from the equity markets.

(e) Fair Value Estimation
The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

Financial Instruments measured at Fair Value
The financial instruments recognized at fair value in the Statement of Financial Position have been analyzed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

-	quoted prices in active markets for identical assets or liabilities (Level 1);
-	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and
-	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

In 2016 and 2015, none of the Company’s assets and liabilities except for the other financial liabilities had their fair value determined using the fair value hierarchy.  The other financial liabilities are classified as level 2 instruments. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

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

Dated October 3, 2016