Form 20-F
period 2017-06-30
PRANA BIOTECHNOLOGY LTD
filed 2017-08-31
CIK 1131343

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2017

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

Ordinary Shares, as of June 30, 2017 ……………533,891,470

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

Yes ☐          No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Emerging growth company ☐	Non-accelerated filer ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. 

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes ☐          No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8 (File No. 333-153669) and our Registration Statement on Form F-3 (File No. 333-199783).

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

In this annual report, all references to “U.S. dollars” or “U.S.$” are to the currency of the United States, and all references to “Australian dollars” or “A$” are to the currency of Australia.

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

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated.  The following selected consolidated financial data as of June 30, 2017 and 2016 and for the years ended June 30, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report.  The selected consolidated financial data as of June 30, 2015, 2014 and 2013 and for the years ended June 30, 2014 and 2013 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:
	Year Ended June 30,
	2017	2016	2015	2014	2013
	(in A$, except loss per share and number of shares)
Revenue from continuing operations	132,396	142,657	176,842	363,775	150,867
Other income	3,022,673	4,753,697	6,317,438	7,845,396	4,488,526
Research and development expenses	(5,700,339)	(9,585,371)	(12,298,167)	(14,908,098)	(8,203,822)
General and administration expenses	(3,968,630)	(3,610,551)	(4,506,122)	(4,925,411)	(3,793,235)
Intellectual property expenses	(241,892)	(241,954)	(257,299)	(477,079)	(294,894)
Other operating expenses	(126,071)	(45,276)	(39,210)	(451,251)	(257,769)
Finance expense – ADDF	-	-	-	(29,978)	(17,676)
Other gains and losses	(660,213)	857,247	4,721,449	(746,593)	140,761
Net loss	(7,542,076)	(7,729,551)	(5,885,069)	(13,329,239)	(7,787,242)
Loss per share in cents – basic and diluted	(1.41)	(1.45)	(1.17)	(3.11)	(2.30)
Weighted average number of ordinary shares outstanding - basic and diluted	533,891,470	533,891,470	502,714,982	428,047,123	338,700,006

Balance Sheet Data
	As at June 30,
	2017	2016	2015	2014	2013
	(in A$)
Cash and cash equivalents	21,884,957	28,593,538	34,909,574	34,167,018	13,346,760
Working capital	23,659,659	31,299,470	39,025,487	37,597,770	13,883,965
Total assets	25,280,946	33,725,020	41,834,382	41,640,855	17,073,821
Net assets	23,690,034	31,367,213	39,113,264	37,686,287	13,974,713
Issued capital	144,018,006	146,879,214	146,895,714	140,009,415	101,379,111
Share based payment reserves	2,320,480	9,363,181	9,363,181	8,937,434	10,526,925
Accumulated deficit during development stage	(122,648,452)	(124,875,182)	(117,145,631)	(111,260,562)	(97,931,323)
Total equity	23,690,034	31,367,213	39,113,264	37,686,287	13,974,713

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

Year Ended June 30,	At Period End	Average Rate	High	Low
2013	0.9146	1.0273	1.0624	0.9112
2014	0.9439	0.9183	0.9757	0.8659
2015	0.7655	0.8369	0.9457	0.7580
2016	0.7432	0.7289	0.7817	0.6855
2017	0.7676	0.7544	0.7733	0.7174

Month	High	Low
April 2017	0.7604	0.7604
May 2017	0.7534	0.7352
June 2017	0.7680	0.7387
July 2017	0.7991	0.7584
August 2017	0.7983	0.7872

The exchange rate on August 30, 2017 was U.S.$ 0.7929 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have not sufficiently advanced the development of any of our product candidates, to market or generate revenues from their commercial application. We have incurred losses in every period since we began operations in 1997 and reported net losses of A$7,542,076, A$7,729,551 and A$5,885,069 during the fiscal years ended June 30, 2017, 2016 and 2015, respectively.  As of June 30, 2017, our accumulated deficit was A$122,648,452.  We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence clinical trials of our product candidates that includes PBT434 for Parkinson movement disorders, prospectively PBT2 for Huntington disease or alternative indications and the development of other compounds.

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

We have not raised any funds from the sale of our ordinary shares pursuant to our at-the-market offering facility in the years ended June 30, 2017 and 2016.  We will need to secure additional financing in order to continue to meet our longer term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses.  We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners. The global economic climate could adversely impact our ability to obtain such funding, license our assets or enter into alliances or other arrangements with corporate partners.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances.

We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialization initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our ADSs is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

We are a development stage company of pharmaceutical products and our success is uncertain.

We are a development stage company whose pharmaceutical products are designed to treat the underlying causes of degeneration of the brain.  We have not sufficiently advanced the development of any of our candidate products, to market or generate revenues from their commercial application.  Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

Risks Related To Our Business

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results.  In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints.  Success in one stage of testing is not necessarily an indication that the particular program will succeed in later stages of testing and development.  It is not possible to predict whether any of the candidate products designed for these programs will prove to be safe, effective, and suitable for human use.  Each candidate product will require additional research and development, scale-up, formulation and extensive clinical testing in humans.  Unsatisfactory results obtained from a particular study relating to a program may cause us to abandon our commitment to that program or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, or product candidate.

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

We expect to commence new clinical trials from time to time as our product development work continues. Any change in, or termination of, our clinical trials could materially harm our business, financial condition and results of operations.

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

We may not be able to complete the development of our products candidates or develop other pharmaceutical products.

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates.  The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration.  Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner.  The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers.  We cannot predict if or when the development of our current product candidates or any future product candidates will be completed or commercialized, whether funded by us, as part of a collaboration or through a grant.

We may need to prioritize the development of our most promising candidates at the expense of the development of other products.

We may need to prioritize the allocation of development resources and/or funds towards what we believe to be our most promising candidate product or products.  The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development.  We cannot predict how such new information and data may impact in the future the prioritization of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

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

Our current or future candidate products may not achieve market acceptance even if they are approved by regulatory authorities.  The degree of market acceptance of such products will depend on a number of factors, including:

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

We expect that we will be required to design and develop new synthetic pathways and formulations for most, if not all, of the product candidates that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain a suitable formulation or an acceptable purity for any product candidate or an acceptable product specification, pre-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We also cannot guarantee that the active pharmaceutical ingredient will be suitable for high throughput encapsulation to produce drug products.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

Previously, we relied on a single manufacturer to develop Good Manufacturing Practice (‘GMP’), synthetic processes for our lead compounds.  From 2008, our product candidate for Huntington and Alzheimer’s disease, PBT2, was manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India.  In 2016, we commenced technology transfer of the synthetic process for the PBT2 drug substance to Orgapharm S.A.S. based in Pithiviers, France to facilitate potential process improvements and to establish a second GMP manufacturer of the PBT2 drug substance. Patheon Inc., has manufactured encapsulated drug product from the PBT2 drug substance produced by Dr Reddy’s and placebos via high speed encapsulation.

In 2014, Dr. Reddy’s manufactured the product candidate, PBT434, drug substance to service the prospective Phase 1 program for PBT434, our lead prod cut candidate for Parkinsonian movement disorders. In 2015, we appointed the Institute for Drug Technology, Boronia, Australia to undertake development work for the encapsulation of PBT434 drug substance and placebo.  In 2017, Pharmaceutical Packaging Professionals (PPP) Pty Ltd, Port Melbourne, Australia was appointed to undertake the GMP product manufacture and packaging of PBT434 to provide for the Phase 1 program.  This campaign does not require high speed encapsulation.

We could incur significant costs and delays if the drug substance manufacturers of our product candidates are not suitable or technically capable of producing the product candidate drug substance to our specifications or in sufficient quantities, or, if we are unable to promptly find a replacement for our current drug product manufacturers.

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

The testing, marketing and sale of human health care products also entails an inherent risk of product liability.  We may incur substantial liabilities or be required to limit development or commercialization of our candidate products if we cannot successfully defend ourselves against product liability claims.  We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all.  This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim.  We may not be able to obtain product liability insurance in the event of the commercialization of a candidate product or such insurance may not be available on commercially reasonable terms.  Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

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

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMA.  These processes can take many years and require the expenditure of substantial resources.  Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, clinical side effects or patient risk profiles, or medical contraindications.

In February 2015, the FDA placed PBT2 on Partial Clinical Hold due to particular non-clinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials, for more information, you should carefully review “Item 4.B. –  Information on the Company – Business Overview – Clinical Trials for Our Product Candidates.” We may be unsuccessful in lifting this Partial Clinical Hold or be required to undertake further development work that will adversely impact the timing of commercialization of PBT2. Similarly we may be delayed or prevented from obtaining regulatory approvals for PBT2 to conduct clinical trials by other competent regulatory authorities based on concerns with pre-clinical or clinical safety or clinical trial design.  Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates.  We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates

We will not be able to commercialize any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing.  Even though a candidate drug product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

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

Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous clinical trials of a product candidate may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for PBT2 may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

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

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act, or the FCPA. The FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

Risks Related to Intellectual Property

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

Any future success will depend in large part on whether we can:

•	obtain and maintain patents to protect our own product candidates and technologies;
•	obtain orphan designation for our product candidates and technologies;
•	obtain licenses to the patented technologies of third parties;
•	operate without infringing on the proprietary rights of third parties; and
•	protect our trade secrets, know-how and other confidential information.

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

As is the case with other pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity. Therefore, obtaining and enforcing pharmaceutical patents is costly, time-consuming and inherently uncertain. In addition, the America Invents Act was recently enacted in the United States, resulting in significant changes to the U.S. patent system. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

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

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. On March 4, 2016, our Board of Directors resolved to change the ratio of our Ordinary Shares to ADSs from one (1) ADS representing 10 Ordinary Shares to 1 ADS representing 60 Ordinary Shares, which was effective March 24, 2016. During the last two fiscal years ended June 30, 2017 and subsequently until August 31, 2017, the market price for our ordinary shares on the ASX has, after giving effect to the implementation of the reverse ratio, ranged from as low as A$0.04 to a high of A$0.15 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$1.52 to a high of U.S.$6.69. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility.  In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015 we sold A$7.1 million of additional ordinary shares under this program. We made no sales under this facility during the during the two fiscal years year ended June 30, 2017 and to date have made no sales in fiscal 2018.  Since the inception of our At-The-Market” facility in 2011 and through June 30, 2017 we sold an aggregate of 167,113,270 ordinary shares under this facility and raised a total of A$46.5 million (U.S.$42.5 million) in gross proceeds.

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

Holders of our ADSs who are U.S. residents face income tax risks.  There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC.  Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs.  For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income.  For this purpose, cash is considered to be an asset that produces passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years.  We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2017.  Highly complex rules will apply to U.S. holders owning ADSs.  Accordingly, you are urged to consult your tax advisors regarding the application of such rules.   U.S. residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

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

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs trade on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally depreciated against the U.S. dollar. Any continuation of this trend may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. However, this trend may not continue and may be reversed. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

Risks Related to Our Location in Australia

It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

We are incorporated in Australia.  Most of our executive officers and directors are non-residents of the United States.  Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

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

Our legal and commercial name is Prana Biotechnology Limited.  We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter.  Our registered office is located at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia and our telephone number is 011-61-3-9824-5254.  Our principal executive office is located at Level 2, 369 Royal Parade, Parkville, Victoria 3052, Australia and our telephone number is 011-61-3-9349-4906.  Our website address is www.pranabio.com.  The information in our website is not incorporated by reference into this annual report.

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

Our technology has progressed to yield a diversified library of chemical compounds, which may yield future product candidates across various neurodegenerative indications.  A comprehensive data package for PBT434, our lead compound for prospective development in Parkinsonian movement disorders, has been prepared to support first-in-man studies.  Prospective clinical studies with PBT2 will depend on the either lifting the Partial Clinical Hold (PCH) which currently restricts drug exposure levels and/or the possible development of PBT2 into new therapeutic indications. See “Item 4.B. –  Information on the Company – Business Overview – Clinical Trials for Our Product Candidates”).

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships.  In the three fiscal years ended June 30, 2017, our capital expenditures have totaled A$47,364.

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

Our intellectual property has been developed over an extended period through the collaborative efforts of highly regarded scientists and research institutions in this field. The intellectual property owned by our company has been developed by our employees and through a team of scientists engaged by our company at several internationally recognized institutional research facilities, listed below.

•	The University of Melbourne, Department of Pathology; and

•	The Florey Institute of Neuroscience and Mental Health in Melbourne.

•	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital (MGH); and

•	University of California, San Francisco.

Work conducted at the University of Melbourne and MGH   demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease.  Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets and creation of a chemical library of proprietary molecules.  Our research efforts led to the development of a novel compound, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and currently a library of over 2,000 other molecules from different chemical scaffolds.

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

Platform Technology, Discovery and Translational Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of neurodegenerative and age-related diseases based on the interrelationship of metals and proteins.  Historically, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, Huntington disease and Parkinsonian movement disorders. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for  certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease and other neurodegenerative diseases. To date, we have performed in vivo modeling for our product candidates in a range of mouse animal models including models of Alzheimer’s disease, Huntington disease, Parkinsonian movement disorders, brain cancer and traumatic brain injury.

Product candidates are selected from our chemical library on the basis of rational drug design.  Product candidates are designed to fulfill very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier, and demonstrate significant effectiveness in both pre-clinical in vitro and in vivo testing.

To increase depth and breadth of our pipeline into new neurodegenerative indications, we have continued to develop our ‘two tier’ Translational Research program structure during 2016 and 2017. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel agents of interest based on their mechanism of action profile.  Our discovery research has established Structure Activity Relationships (“SAR”) within chemical moieties that guide our chemists towards the design of novel therapeutics. The discovery phase also includes preliminary bioavailability and pharmacokinetic characterization. The second tier comprises ‘translational’ animal modeling programs to test and validate new candidates as potential development product candidates.  To date, our library comprises more than 2,000 compounds.  Using SAR that has been developed over years of testing and validation by Prana scientists, new compounds are being generated that retain functionality across diverse and novel chemical scaffolds. Over the last year, new compounds from fourteen scaffolds were synthesized with four scaffolds undergoing mechanistic profiling. The compounds are initially screened for differential activities including:(i) the ability to inhibit metal mediated oxidative stress and nitrosative stress; (ii) metal ionophore capability; (iii) the prevention of glutamate induced excitotoxicity, (iv) anti-oligomer aggregation; (v) the ability to inhibit the activity of the signaling protein glycogen synthase kinase 3β by inducing its phosphorylation; and (vi) inhibit aggregation of protein tau species. New screens are being investigated that will assess the ability of a compound to prevent alpha-synuclein aggregation and consequential oxidative stress and toxicity compounds of interest arising from the Translational Research program may be progressed as back up compounds in Alzheimer’s disease and Huntington disease, Parkinsonian movement disorders and/or new indications in neurodegeneration, in particular, orphan indications.

Our product candidate in Parkinsonian movement disorders, PBT434, has progressed through extensive modelling in Parkinson’s disease and has also demonstrated efficacy in several models of ‘Atypical Parkinsonian disorders, including Multiple System Atrophy, Corticobasal Degeneration and Progressive Supranuclear Palsy.

Novel drug candidates have been identified in the discovery phase of the research program during 2016 and planning is underway to advance the most promising candidates into the Translational Research program later in calendar years 2017 and 2018.

Alzheimer’s disease

PBT2, our product candidate for Alzheimer’s disease, is the result of rational drug design and was built “from the ground up” to fulfill very specific criteria.  It was designed so that it will be orally bioavailable and cross the blood-brain barrier and to have an improved safety and efficacy profile compared to the prototype MPAC, PBT1.  Phase I trials for PBT2 were completed by February 2006 in healthy young and aged volunteers and demonstrated that the drug was well tolerated and suitable for Phase II clinical development.

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

In March 2011, we announced that the New York-based Alzheimer’s Drug Discovery Foundation would make a $700,000 project-based investment towards a Phase II imaging biomarker study in 40 patients with prodromal or mild Alzheimer’s disease.  In March 2014, top line results for the study were announced. The study entailed the use of an amyloid imaging ligand to detect changes in brain beta-amyloid burden after 52 weeks treatment with PBT2 or placebo. For more information, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Product Candidates.”

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

In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain contributes to mechanisms related to its anti-toxic effects of Alzheimer’s disease, including inhibition of beta-amyloid aggregation and promotion of the activation of GSK3 protein, an important brain protein suggested to be involved in Alzheimer disease.  In addition, one of our research scientists, Dr. Paul Adlard, received an Australian National Health and Medical Research Council, or NHMRC, grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, "The role of metals in healthy brain aging: identification of novel compounds to prevent age-related cognitive decline.”  The grant provided an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with ageing and Alzheimer disease.  Also in October 2011, our scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2's copper binding and transport activity can inhibit brain excitotoxicity, which is the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors).  Excitotoxicity is a common feature in the brains of patients affected by neurodegenerative disorders such as Alzheimer’s disease and Huntington disease.  In March 2012, our Chief Scientific Advisor, Professor Rudolph E. Tanzi, published an important body of work on the role of brain metals in the etiology of Alzheimer’s disease, supporting Prana’s therapeutic strategy.  The paper was entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s disease’ published in PLoS ONE in March 2012.

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

In October 2013, Dr. Adlard also published a paper on the ability of PBT2 to restore learning and memory in aged mice.  His paper, entitled “A Novel Approach To Rapidly Prevent Age-Related Cognitive Decline” and published in the journal Aging Cell, demonstrated that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice.  Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Prana scientists have shown to be significantly improved by PBT2 administration.  Importantly, it has been shown that PBT2 increased expression of markers of neurogenesis and increased synaptic density which in turn, correlated with improved performance on memory tasks.

The underlying mechanisms of action of PBT2 work to prevent metal mediated neurodegenerative processes including oxidative stress, formation of toxic amyloid oligomers and compromised neuronal and synaptic function leading to cognitive impairment. In Alzheimer’s disease, beta-amyloid aggregates in the synaptic cleft have been associated with impaired synaptic transmission as evidenced by reduced Long Term Potentiation experiments (LTP) in mice. Prana scientists have published that PBT2 is able to inhibit the beta-amyloid induced inhibition of LTP, thus restoring synaptic capability and cognitive function. In February 2015, a new mechanism of action of PBT2 was published in Neurobiology of Disease which demonstrated the ability of PBT2 to protect against glutamate-induced (synaptic) excitotoxicity in a metal dependent manner. The paper was entitled, “PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning”. The over excitation of NMDA receptors in glutamatergic neurons leads to mitochondrial damage and cell death and has been postulated as one of the pathological events in Alzheimer’s disease and Huntington disease. Further elucidation of the protective role of PBT2 is required, however it appears that the zinc ionophore property of PBT2 works to increase intracellular zinc in the post synaptic terminal, triggering the release of calcium which in turn, leads to neuroprotective pathways being activated inside the neuron that prevent excitotoxicity. Over recent years, the ability of PBT2 to reduce the phosphorylation of the microtubule-associated protein ‘tau” has been demonstrated in new in vitro screening assays and modelled in transgenic mice. Phosphorylated tau is deposited in cells as fibrillar aggregates in numerous neurodegenerative diseases, notably Alzheimer's disease and also Huntington disease and other neurodegenerative disorders. The functions of tau are regulated by site-specific phosphorylation events, which are dysregulated in the disease state, resulting in tau dysfunction and mislocalization. This can lead to aggregation, neuronal dysfunction and death. Unpublished data show that PBT2 can reduce tau phosphorylation and improve cognitive function in a transgenic tau mouse model.

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

U.S.-based researchers have presented the effects of clioquinol in an animal model of Huntington disease, showing evidence of improved behavior, motor skills and inhibition of the abnormal form of the Huntingtin protein.  Based on these findings, we have tested several proprietary compounds in collaboration with researchers based at the Veterans Affairs Medical Center and the Department of Neurology, University of California, San Francisco, under a collaborative research agreement.  PBT2 has shown good efficacy in the R6/2 mouse model of Huntington disease.

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

In July 2010, we presented data emerging from our research and development that the neuroprotective qualities of our product candidate PBT2 indicated that it may have clinical application in Huntington disease patients in addition to Alzheimer’s disease.  At the International Conference on Alzheimer’s disease in Hawaii, Dr. Robert Cherny described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in the transgenic mouse model of Huntington disease.  In addition, PBT2 appears to prevent the aggregation of the hallmark toxic mutant huntingtin protein.  Examination of the brains of transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, providing further evidence of the neuroprotective attributes of PBT2 that had been reported earlier in our work on Alzheimer’s disease.

In December 2010, our management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington disease with PBT2.  The group comprised leading clinical researchers from Australia and the United States, including members from the Huntington Study Group based in the United States and Australia.  The team designed a six month Phase IIa clinical trial testing PBT2, or the Reach2HD Trial, which included a randomized, double blind placebo controlled study of patients with early to mid-stage Huntington disease. For additional details regarding the clinical trial in Huntington disease with PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Product Candidates.”

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

As described in the preceding section, ‘Platform Technology, Discovery and Translational Research Programs – Alzheimer’s disease’, in October 2013 Prana scientist Associate Professor Paul Adlard published a paper in the journal Aging Cell, demonstrating that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice.  Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Prana scientists have shown to be significantly improved by PBT2 administration.  In particular, this restoration of cognitive function was accompanied by an increase in underlying hippocampal neurons, synaptic density and neuronal proliferation markers around the lateral ventricles, a region susceptible to atrophy in Huntington disease.

Important support for the role of copper in the disease process in Huntington disease came from Tsinghua University in China (Xiao et al PNAS 2013). Using a Drosophila model of Huntington disease, bearing an expanded polyQ Htt gene, workers showed that altered expression of genes involved in copper metabolism significantly modulates disease progression. Intervention in dietary copper levels also modified Huntington disease phenotypes in the fly and copper reduction decreased the level of oligomerized and aggregated Htt protein. Critically, substitution of two potential copper-binding residues of Htt, Met8 and His82, completely dissociated the copper-intensifying toxicity of Htt exon1-polyQ. The authors specifically identified copper binding compounds as an ideal therapy for Huntington disease. As mentioned above, in relation to our Alzheimer’s disease research, the finding that PBT2 can positively reduce the phosphorylation of tau, supports the emerging profile of PBT2 as a compound with neuroprotective characteristics to support neuronal health and function with potential application in Huntington disease.

In 2015, Prana scientist Associate Professor Kevin Barnham and colleagues published on the ability of PBT2, through its ionophore properties, to inhibit the over-excitation of the glutamate neuronal transmission pathway that can lead to neuronal death in the paper entitled,  “PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning” in the journal, Neurobiology of Disease. Such excitotoxicity is implicated in neurodegenerative diseases including Alzheimer disease and Huntington disease.

Parkinson's Disease and Movement Disorders

Parkinson’s disease, another neurodegenerative disease of the aging population, causes a progressive slowing of movement, tremors and the loss of fine motor control due to the death of substantia nigral cells in the brain.  The substantia nigral cells produce the neurotransmitter dopamine in the brain, which is required for normal motor coordination.  Increasingly, dementia is also being recognized as a significant component of Parkinson’s disease.  Existing therapies, such as dopaminergic agents, may provide symptomatic relief, but do not address the underlying cause of the disease.  We believe that drug candidates in our library may affect the aggregation of the proteins concerned in Parkinson’s disease and related movement disorders.

During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Florey Institute of Neuroscience and Mental Health in Melbourne, or the Florey Institute, to assist in the examination of the effect of novel compounds administered to the 6-hydroxydopamine  mouse model of Parkinson’s disease and the alternative MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model of the disease, which demonstrated positive results.    These two mouse models mimic the disease by using these toxins to destroy over time the cells of the substantia nigra, the area of the brain primarily affected in Parkinson’s disease, leading to motor function loss.  We began investigating the efficacy of selected compounds from our library in these two models to identify potential drug candidates  for Parkinson’s disease. During 2009 and 2010, our lead Parkinson’s disease treatment candidate emerged, PBT434.  PBT434 demonstrated significant improvement in motor function and coordination in both models.  As this improvement was observed when PBT434 was administered after toxins had destroyed significant amounts of substantia nigra tissue, the findings indicate that the compound can restore and maintain normal neuronal function. During 2011, further mechanistic characterisation work was undertaken, and it was demonstrated that PBT434 reduces the accumulation of the target protein in Parkinson’s disease, alpha-synuclein, and elevates the levels of the neuroprotective protein, DJ-1, which helps to modulate and reduce oxidative stress in neurons.

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

In November 2012, Prana scientists, Dr. Robert Cherny and Associate Professor David Finkelstein, Head of the Synaptic Neurobiology laboratory at the Florey Institute, received an NHMRC grant to study the benefits of PBT434 in a program entitled, "Identifying the mechanisms of action of a novel 8-hydroxyquinazolinone in models of Parkinson's disease." The program helped elucidate some of the innate mechanisms of action of PBT434.

In June 2013, Prana’s science was highlighted at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders, in Sydney, Australia. Professor Colin Masters, Director of The Mental Health Research Institute at the Florey Institute and Assoc. Professor David Finkelstein presented data showing that PBT434 is able to prevent the aggregation of alpha synuclein, the  protein target in Parkinson’s and other movement disorders. The ability of PBT434 to reduce alpha synuclein accumulation has highlighted the potential for PBT434 to treat other movement disorders characterized by the over expression alpha synuclein including the orphan disease Multiple System Atrophy, which is a rare form of ‘atypical parkinsonism’. .

Mechanistic work has demonstrated that PBT434 reduces oxidative stress and inhibits the aggregation of toxic α-synuclein species. Part of this investigation was supported in part by Parkinson’s UK grant of £150,000 awarded in 2013 to Leeds University in collaboration with Professor David Finkelstein and Associate Professor Robert Cherny of the Florey Institute and Prana’s Head of Research on the research. In 2017, Professor Finkelstein and Prana colleagues published on the important preservation effects of PBT434 on substantia nigral tissue preservation a brain region containing dopaminergic neurons responsible for motor coordination. The authors also reported on the ability of PBT434 to prevent alpha-synuclein aggregation and that in Parkinsonian mouse models significant improvement in motor function and behaviour was observed in a dose response manner. The paper was entitled, “The novel compound PBT434 prevents iron mediated neurodegeneration and alpha-synuclein toxicity in multiple models of Parkinson’s disease” and was published in Acta Neuropathol Comm.

Over the past four years PBT434 has been profiled in mouse models of atypical Parkinsonian conditions including the orphan indications; Multiple System Atrophy (MSA) and Tauopathies such as Corticobasal Degeneration and Progressive Supranuclear Palsy. An outline of results includes:-

•	Preservation of motor function in animal models of Parkinson's disease created by administration of the Parkinsonian toxins (MPTP) and 6-OHDA.
•
Significantly improved motor function and coordination as tested by the ability of MSA mice to remain on a rotating rod. Indeed this improvement has been sustained for five months and resulted in a reduction in the accumulation of the insoluble forms of α-synuclein.

•
In TgA53T, a generic model of synucleinopathy, to investigate Dementia with Lewy Bodies, animals treated with PBT434 exhibited significantly increased numbers of s.nigra neurons and a significant reduction in insoluble α-synuclein and incidence of clasping behavior. Cognition evaluated using the Y-Maze is also significantly improved.

•
In mutant overexpressing tau mice, rTg4510, PBT434 has demonstrated highly significant improvement in the Y-maze cognitive assessment and resulted in a significant reduction in the number of abnormal tau deposits in the hippocampus of 12 month old mice.

•
Significant reduction in the levels of α-synuclein and tau in the cerebrospinal fluid (CSF) sampled from normal healthy rats within 4 hours and a reduction in α-synuclein (non-significant) in CSF of dogs over a 28-day period.

A comprehensive ICH compliant IND-enabling non-clinical program has been conducted to evaluate PBT434’s pharmacologic and pharmacokinetic profile, including an ICH compliant battery of GLP studies and a series of non GLP preclinical studies. The GLP program included: in vitro genotoxicity studies, safety pharmacology studies (the in vitro hERG, IRWIN and respiratory studies in rats and a telemetry study in dogs) and two pivotal 28 day toxicokinetic studies with recovery phase conducted in the rat and dog.  The preclinical studies included: in vitro metabolism, drug interaction and plasma protein binding studies and in vivo PK and brain distribution studies in the rat and mouse. Overall PBT434 has been shown to be well tolerated with limited toxicity.  It is anticipated that subject to regulatory approval PBT434 will commence its Phase 1 program by the end of fiscal year 2017 in healthy volunteers to investigate safety, tolerability and pharmacokinetics of single and multiple doses of PBT434 in healthy volunteers.

Clinical Trials for Our Product Candidates

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

Also in November 2009, we presented our pre-clinical and clinical information package on PBT2 to the FDA in accordance with the Pre-Investigational New Drug, or IND, Consultation Program.  The meeting provided useful guidance on possible steps to take to open an IND Application with the FDA to undertake clinical trials in the United States in Alzheimer’s disease or Huntington disease.  The meeting provided us with important information to help form our regulatory strategy for the development of PBT2 in these neurological indications.

In November 2011, we announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital in Melbourne, to commence a 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild Alzheimer disease.  The study was supported in part by a grant of U.S.$700,000 from the New York based Alzheimer's Drug Discovery Foundation, or ADDF.  The trial entailed forty patients treated for twelve months with either 250mg PBT2 or a placebo.  The trial was designed to investigate the effect of PBT2 on a patient’s beta amyloid burden in the brain as measured by Positron Emission Tomography imaging (PET), secondary endpoints included brain metabolic activity as measured by F-18-fluorodeoxyglucose, FDG - PET and brain volume by Magnetic Resonance Imaging, or MRI, and safety.  No significant changes in the primary endpoint comparing beta amyloid burden as measured using the imaging agent, Pittsburgh compound B (PiB) in the 27 patients treated with 250mg PBT2 compared to the 15 patients on placebo. Confounding interpretation of the result was the observed overall decline in amyloid burden in the placebo group. No improvement was observed for the secondary endpoints including brain metabolic activity, cognitive and functional measures.  However, for patients treated with PBT2 there was a trend towards preserving brain volume in the hippocampus compared to those patients on placebo. A key secondary endpoint was the safety profile of PBT2 after 52 weeks treatment – the longest duration of PBT2 exposure to date in a clinical trial. The adverse event profile of the treatment versus placebo group was equivalent and 40 of the 42 enrolled participants completed the 52 week trial. Participants were provided the option to continue treatment on PBT2 for a further 52 weeks in an open label study, the ‘IMAGINE Extension study’ and thirty three participants elected to do so with twenty-seven participants completing the IMAGINE Extension study. The independent Data Safety Monitoring Board did not identify any safety concerns related to PBT2 over the combined two year period of the IMAGINE and IMAGINE Extension studies. Unpublished analysis of the IMAGINE Extension data does not distinguish between 12 and 24 months of exposure to PBT2 on any of the measured trial outcomes. However, exploratory post-hoc information from the Extension phase suggest that for the cohort of 27 trial participants that completed all 24 months (11 of the 15 participants that started IMAGINE on placebo together with 16 of the 25 participants that remained on PBT2 for 24 months), the amyloid levels decreased in this cohort compared to an historical control group from the Australian Imaging Biomarker and Lifestyle (AIBL) study.

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

●
A drug to drug interaction study, ‘PBT2-104’. Based on in vitro metabolism studies indicating that PBT2 is both a substrate for, and an inhibitor of, CYP1A2, this study was designed to investigate the potential for drug to drug interactions in healthy volunteers when PBT2 is concurrently administered with other agents metabolized by this CYP450 isozyme.

●
A food interaction Study, PBT2-103’. Healthy volunteers were randomized into 2 dosing groups; one which was administered 250mg PBT2 after a 12 hour fast, the other which was administered 250mg PBT2 after a prescribed FDA meal. Blood samples were taken over multiple time points over 24 hours to determine the pharmacokinetic profile of PBT2 and its metabolites.

●
Evaluation of the three pharmacokinetic parameters, absorption, metabolism and excretion (ADME) of [C]-PBT2 and to estimate the Absolute Bioavailability of PBT2 in healthy volunteers, ‘PBT2-102’ to understand the passage of the drug in humans after administration.

Notwithstanding the clinical safety demonstrated to date with PBT2 in our Phase II programs in Alzheimer’s disease and Huntington disease, in February 2015 we reported that the FDA had placed PBT2 on Partial Clinical Hold, or PCH, based on particular non-clinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials. With the assistance of third party specialist pharmacometricians, clinical safety physicians and clinical pharmacologists, we have undertaken extensive safety analyses to characterize the behavior of PBT2 drug exposure in the dog and human and how this translates to the comparative safety profile in the dog relative to humans. Based on the emerging strong safety profile for PBT2, we have prepared a robust safety monitoring plan for future trials in Huntington disease. These plans, the pharmacological evidence and a Phase 3 protocol were submitted to the FDA in 2016 as part of our response to the PCH and to the Swedish Medical Products Agency (MPA) and the United Kingdom’s Medicines and Healthcare Products Regulatory Agency (MHRA) for non-binding scientific advice.  The collective response from the FDA and advice from the European regulators was that more characterization of the nature of the dog neurotoxicity findings and its reversibility would be required to support the future development of PBT2 in Huntington disease. The company is considering its options to continue development in Huntington disease and Alzheimer disease which may include conducting further dog studies, investigating the utility of lower doses of PBT2 and/or prospective development of PBT2 in alternative therapeutic indications

Currently we are preparing to initiate a Phase I first in human Single Ascending Dose/Multiple Ascending Dose study in Australia with PBT434. The program will entail safety, tolerability and pharmacokinetic analyses in healthy volunteers administered single and multiple doses of PBT434. It is anticipated that the Single Ascending Dose study will initiate by the end of the 2017 fiscal year with the Multiple Ascending Dose study commencing in calendar year 2018.

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

While we intend to seek patent protection for our therapeutic candidate products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes.  We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by us or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages.  Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialization of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

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

Patent Portfolio

Over the last year we have filed new patents in international jurisdictions. These patents are principally directed to new chemical composition of matter claims. With the majority of patents covering our product candidates - PBT2, PBT434 and PBT519 now being Granted, we haves aggressively pursued new intellectual property, particularly in the United States.

We continue to work towards the discovery of new chemical entities that may be effective drugs for neurodegenerative diseases, with the objective of filing new patents according to those developments. All new Intellectual Property (IP) is thoroughly searched, analysed and drafted with the objective of satisfying the legal requirements of IP offices in the major jurisdictions, particularly in the United States.

Over the last year, Prana chemists have synthesized a large number of different compounds from different chemical classes, with many compounds displaying promising results in our biological assays. These assays themselves are continually tested and evolve to reflect the latest technology available to our scientists. In some situations, the assays themselves are new and valuable IP, however our focus is upon the protection of the chemical targets themselves. The majority of effort by our IP management has been devoted to developing and analyzing these new candidates and assays, with a view to filing new patent applications.

A total of seven national phase patent case families protect Prana’s core technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. Another five cases are directed to several ‘Follow Up’ or next generation chemical classes, which comprise scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold.  In the past 12 months a PCT patent application has been converted from the International application stage to ‘National phase’ - with 12 major countries selected in April 2017 for patent examination, including the United States. The majority of these patent cases include claims to compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s product candidates for Parkinson’s disease and movement disorders and brain cancer. Also in the last 12 months, a case has transitioned from a Provisional application to new PCT patent application, directed to a new use for PBT2 that is not a neurodegenerative disease.

All seven cases have made further successful progress in their examination through the major international patent offices. In particular:

•
In September 2016 a case entitled ‘Compounds for Therapy and Diagnosis’ proceeded to Grant in Canada. This case includes composition of matter claims to novel non-MPAC metallocomplex compounds that are designed to treat Alzheimer’s disease by binding to the metal binding site of Abeta in the brain.  The case also covers the use of these metallocomplexes as imaging agents for Alzheimer’s disease.

•
In November 2016, Prana received Notice of Grant from the European Patent Office in relation to the patent family entitled ‘Quinazolinone compounds’, which covers selected novel chemical drug candidates related to PBT434.

•
In January 2017, an Australian provisional patent application entitled ‘Processes for the preparation of an 8-Hydroxyquinoline derivative’ was re-filed to cover alternative synthetic routes to selected 8-Hydroxyquinolines.

•
In March 2017, Prana re-filed two Australian provisional patent applications directed to novel methods of synthesising compounds including the candidate PBT434 and compounds of similar structure. These patents are titled ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-I and ‘A method of the production of 2-substituted-3H-quinazolin-4-ones-II ‘.

•	In May 2017, Prana entered National Phase of a PCT application directed to 4H-Pyrido(1,2-a) Pyrimidin-4-one compounds, which are novel compounds for the treatment of neurodegenerative diseases.

•
In June 2017, a PCT patent application entitled Method of Treating Immunoglobulin Light Chain Amyloidosis was filed. This case covers the use of a known compound for the treatment of cardiac toxicity associated with light chain amyloidosis.

Patent prosecution update

PATENT	STATUS	INVENTION
“Beta amyloid peptide inhibitors” Filed: July 21, 2000 Applicant: Biomolecular Research Institute and University of Melbourne Assigned to Prana Biotechnology Limited	Patents have been granted in the United States, Canada and Australia.
The invention encompasses claims to specific classes of metallocomplex agents capable of inhibiting binding of specified metal ions to the N-terminus of beta-amyloid and the use of these agents in the treatment of amyloid related conditions including Alzheimer’s Disease.

“Neurotoxic Oligomers” Filed: June 28, 2000 Applicants: Prana Biotechnology Limited and The General Hospital Corporation	Patents have been Granted in Australia, New Zealand, Canada, China and the United States (2). A case has been Granted in Europe and has been validated in separate countries.
The invention is directed to an immunotherapy strategy using or targeting tyrosine cross-linked protein aggregates.  The approach may be used in the treatment of Alzheimer’s Disease and other amyloid related conditions.

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited
Patents in Europe, the United States, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted.  A patent in Hong Kong has been registered. Applications in India and Brazil are under examination.
The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline class and their utility in the treatment of neurological conditions.
“Neurologically-Active Compounds” Filed: October 3, 2003 Applicant: Prana Biotechnology Limited
Patents in the United States, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.
The invention is directed to alternative chemical structures and their utility in the treatment of neurological conditions.

PATENT	STATUS	INVENTION
“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited
Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the United States, China, Canada, Europe, India, South Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. An application in Brazil is with ANVISA for review. A patent in Hong Kong has been registered.
The invention is directed to ‘F4’ chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.
“Use of Clioquinol for the treatment of Alzheimer’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited	A Patent has been Granted in the United States.	This invention is directed to the use of clioquinol for the treatment of Alzheimer’s Disease.
“Pharmaceutical compositions of Clioquinol with B12 for therapeutic use” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the United States.	This invention is directed to clioquinol pharmaceutical compositions comprising B12.
“Use of Clioquinol for the treatment of Parkinson’s Disease” Filed: February 13, 1998 Applicant: Prana Biotechnology Limited.	A patent has been Granted in the United States.	This invention is directed to the use of clioquinol for the treatment of Parkinson’s Disease.
“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited
Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand and the United States. A case has been Granted in Europe and has been validated in separate countries. An application is under examination in Brazil.
This invention was originally filed to claim the use of compounds for the treatment of Age related Macular Degeneration.
“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the United States, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel compounds and compounds for treating certain brain cancers.
“4H-Pyrido(1,2-a) Pyrimidin-4-one compounds” Filed: 2 December 2014 (prov) Applicant: Prana Biotechnology Limited	PCT National phase patent applications has been filed in Australia, Brazil, Canada, China, EA, EU, India, Japan, Malaysia, NZ, Korea and the United States.	This invention is directed to novel compounds for the treatment of neurodegenerative diseases.
“Compounds for therapy and diagnosis” Filed: December 5, 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in New Zealand, Japan, United States Canada, Europe and Australia.	This invention is directed to anti-amyloid angular metallocomplex compounds for the treatment of Alzheimer’s Disease.
“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

PATENT	STATUS	INVENTION
“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in Japan, Australia, Europe and the United States.	This invention is directed to novel compounds and to selected molecules used in the treatment of Parkinson’s Disease.
“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: 12 March 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.
“A method of the production of 2-substituted-3H-quinazolin-4-ones-II” Filed: 12 March 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.
“Method of treating immunoglobulin light chain amyloidosis” Filed: 1 July 2016 Applicant: Prana Biotechnology Limited	A PCT patent application has been filed.	This invention is directed to the treatment of light chain amyloidosis with a known compound.

On January 1, 2001, we entered into a license agreement with the General Hospital Corporation, or GHC, at Massachusetts General Hospital, under which we licensed certain patents from GHC.  The agreement was subsequently amended on August 8, 2001 and March 15, 2004.  Under the agreement, as amended, the license for a particular patent expires at the end of the term of the patent rights under the respective patent.  In general, the anticipated patent expiration date is 20 years from the filing date of the respective patent application.  Under the agreement, we agreed to pay GHC a total of U.S.$166,590 in monthly installments over a 30 month period beginning January 1, 2001 and U.S.$182,000 in monthly installments over a 30 month period beginning August 1, 2001 for the right to use the results of research under the license agreement.  Such obligations have been satisfied by us in full, and we hold the rights under the license.  We currently retain a license under the agreement with GHC for the patent ‘Neurotoxic Oligomers.’  This international patent application (PCT application) was filed on June 28, 2000 and matured into national phase prosecution in Canada, China, Europe, Japan and the U.S.  Patents have been granted in Europe, Canada, China, Australia and New Zealand to both the active vaccines and the use of antibodies as a passive vaccine for Alzheimer’s disease.  A patent has also been granted in the United States containing claims to an active vaccine.  A further patent has been granted in the United States that contains claims to antibodies as a passive vaccine for Alzheimer’s disease.  The patent is expected to expire on June 28, 2020.  The invention is directed to a novel target for an Alzheimer’s disease vaccine.  The technologies or products that may arise from this invention include toxic dimerized full length or fragments of beta-amyloid as active vaccines for Alzheimer’s disease or antibodies to these beta-amyloid fragments as passive vaccines for Alzheimer’s disease.  The license provides for potential payments to GHC of an aggregate U.S.$1.5 million, in accordance with the following milestones: (i) U.S.$500,000 upon the submission of a registration dossier in the United States or Europe; and (ii) U.S.$1.0 million upon the first approval of a product arising from the invention.  The milestones have not been met to date.

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

During the course of clinical trials and non-clinical studies, including toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects.  If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products.  In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by human research ethics committees, institutional research boards, the TGA, EMA, FDA or other regulatory authority for any or all targeted indications.  Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market.  We cannot make any assurances that PBT2, PBT434 or any other product candidates will be safe or effective when administered to patients.

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

Patheon Inc., Canada has used high speed encapsulation technology to provide encapsulated PBT2 and placebos.  For smaller scale encapsulation manufacturing campaigns of PBT434 for the prospective Phase 1 program we have engaged the Institute for Drug Technology, Boronia, Australia to undertake. We intend to continue using these manufacturers, subject to ongoing appraisal of our manufacturing needs and financial position.

Previously, we have relied on a single manufacturer to develop Good Manufacturing Practice (‘GMP’), synthetic processes for our lead compounds.  From 2008, our product candidate for Huntington and Alzheimer’s disease, PBT2, was manufactured by Dr. Reddy’s Laboratories Limited, based in Hyderabad, India.  In 2016, we commenced technology transfer of the synthetic process for the PBT2 drug substance to Orgapharm S.A.S. based in Pithiviers, France to facilitate potential process improvements and to establish a second GMP manufacturer of the PBT2 drug substance. Patheon Inc., has manufactured encapsulated drug product from the PBT2 drug substance produced by Dr Reddy’s and placebos via high speed encapsulation. In 2015, we appointed the Institute for Drug Technology, Boronia, Australia to undertake development work for the encapsulation of PBT434 drug substance and placebo.  In 2017, Pharmaceutical Packaging Professionals (PPP) Pty Ltd, Port Melbourne, Australia was appointed to undertake the GMP capsule product manufacture and packaging of PBT434 to provide for the Phase 1 program.  This campaign does not require high speed encapsulation.

 Notwithstanding the appointment of alternative manufacturers for candidate product drug substances or drug products, we cannot make any assurances that we will be able to manufacture sufficient quantities of product candidate in a cost-effective or timely manner.  Any delays in production would delay our non-clinical and human clinical trials, which could adversely affect our business, financial condition and results of operations.  We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways and formulations for most, if not all, of the products that we currently intend to develop or may develop in the future.  We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts.  If we are not able to obtain a suitable formulation or an acceptable purity for any product candidate or an acceptable product specification, non-clinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations.  We cannot guarantee that it will be possible to scale up new synthetic processes or make the necessary validated process improvements to provide sufficient API for clinical drug trials, which could indefinitely delay the initiation of clinical trials utilizing API.  We also cannot guarantee that the API will be suitable for high throughput encapsulation to produce drug product.  This may adversely impact the cost of goods or feasibility of market scale manufacture.

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

Our consolidated financial statements appearing in this annual report comply with both IFRS as issued by IASB and A-IFRS.  In this annual report, all references to “U.S. dollars” or “U.S.$” are to the currency of the United States, and all references to “Australian dollars” or “A$” are to the currency of Australia.  All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

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

Results of Operations

Year ended June 30, 2017 compared to year ended June 2016

Revenue from ordinary activities

Revenue from continuing operations (consisting of interest income only) decreased to A$132,396 for the year ended June 30, 2017 from A$142,657 for the year ended June 30, 2016, a decrease of A$10,261, or 7.19%. The decrease in revenue from continuing operations in the 2017 fiscal year is primarily attributable to lower cash and cash equivalents held in A$ interest bearing accounts throughout the year and lower prevailing interest rates.

Other Income

We had other income of A$3,022,673 for the year ended June 30, 2017, relating to eligible research and development activities, on which we are entitled to a 43.5% refundable tax offset under an Australian Government tax incentive introduced on July 1, 2011.  We had other income of A$4,753,697 for the year ended June 30, 2016 relating to eligible research and development activities, on which we were entitled pursuant to the aforementioned Australian Government tax incentive. The decrease in the research and development tax incentive is attributable to reduced eligible expenditure incurred in the 2017 fiscal year as described below.

Research and development expenses

Our research and development expenses decreased to A$5,700,339 for the year ended June 30, 2017 from A$9,585,371 for the year ended June 30, 2016, a decrease of A$3,885,032, or 40.53%.  The decrease in research and development expenses in the year ended June 30, 2017 is primarily attributable to the U.S. Food and Drug Administration’s placement of PBT2 on Partial Clinical Hold resulting in significantly reduced PBT2 clinical development and manufacturing related expenses.

General and administrative expenses

General and administrative expenses increased to A$3,968,630 for the year ended June 30, 2017 from A$3,610,551 for the year ended June 30, 2016, an increase of A$358,079, or 9.92%.  The increase in general and administrative expenses in the fiscal year ended June 30, 2017 is attributable to increased costs of insurance, compliance and business development activities.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased slightly to A$241,892 for the year ended June 30, 2017 from A$241,954 for the year ended June 30, 2016, a decrease of A$62, or 0.03%.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$660,213 for the year ended June 30, 2017 compared to a foreign exchange gain of A$857,247 for the year ended June 30, 2016.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros.  In the 2017 and 2016 fiscal years, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2017 and 2016 fiscal years, the Australian dollar depreciated against the British Pound and Euro, which had a favourable impact on the Australian dollar value of our cash held in British Pounds and Euros.  In the 2017 fiscal year, we incurred a foreign exchange gain of A$656,019 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange loss of A$4,194 attributable to foreign currency transactions. In the 2016 fiscal year, we incurred a foreign exchange gain of A$951,219 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$93,972 attributable to the trade payables balances that we held in U.S. dollars, British Pounds and Euros and a foreign exchange loss of A$231,803 attributable to foreign currency transactions.

Year ended June 30, 2016 compared to year ended June 30, 2015

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

Other Income

We had other income of A$4,753,697 for the year ended June 30, 2016 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011.  We had other income of A$6,317,438 for the year ended June 30, 2015 relating to eligible research and development activities, on which we are entitled to a 45% refundable tax offset under an Australian Government tax incentive, introduced on July 1, 2011. The decrease in the research and development tax incentive is attributable to reduced eligible expenditures incurred in the 2016 fiscal year as described below.

Research and development expenses

Our research and development expenses decreased to A$9,585,371 for the year ended June 30, 2016 from A$12,298,167 for the year ended June 30, 2015, a decrease of A$2,712,796, or 22.05%.  The decrease in research and development expenses in the year ended June 30, 2016 is primarily attributable to the majority of the expenses relating to the completion and reporting of both the Alzheimer’s disease “IMAGINE” and Huntington Disease “Reach2HD” Phase II studies and pre-Phase III development and manufacturing costs being incurred in the previous year.

General and administration expenses

General and administration expenses decreased to A$3,610,551 for the year ended June 30, 2016 from A$4,506,122 for the year ended June 30, 2015, a decrease of A$895,571, or 19.87%.  The decrease in general and administrative expenses in the fiscal year ended June 30, 2016 is attributable to reduced internal audit and corporate compliance activities.

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

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$857,247 the year ended June 30, 2016 compared to a foreign exchange loss of A$4,721,449 for the year ended June 30, 2015.  Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros.  In the 2016 and 2015 fiscal years, the Australian dollar depreciated against the U.S. dollar, which had a favourable impact on the Australian dollar value of our cash held in U.S. dollars.  In the two fiscal years ended June 30, 2016, the Australian dollar depreciated against the British Pounds and Euros, which had a favourable impact on the Australian dollar value of our cash held in British Pounds and Euros.  In the 2016 fiscal year, we incurred a foreign exchange gain of A$951,219 attributable to the cash balances that we held in U.S. dollars and a foreign exchange loss of A$93,972 attributable to foreign currency transactions.   In the 2015 fiscal year, we incurred a foreign exchange gain of A$4,950,257 attributable to the cash balances that we held in U.S. dollars, a foreign exchange gain of A$2,995 attributable to the trade payables balances that we held in U.S. dollars, British Pounds and Euros and a foreign exchange loss of A$231,803 attributable to foreign currency transactions.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations Issued and Effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2017 that would be expected to have a material impact on us.

Accounting Standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2017 reporting periods:

Pronouncement	Title (Issue date)	Effective date	Impact on financial report
IFRS 15	Revenue from contracts with customers	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	The Company is currently not generating revenue from contracts and thus the impact is expected to be nil.
IFRS 9	Financial instruments	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods.
IFRS 16	Leases	Annual periods beginning on or after January 1, 2019 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods
IFRS 2 (Amendments)	Classification and Measurement of Share-based Payment Transactions	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods.

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2017, our accumulated deficit totaled A$122,648,452.  We had A$21,884,957 of cash and cash equivalents at June 30, 2017, compared to A$28,593,538 at June 30, 2016.  From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering.  Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments.  During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.

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

In July 2010, we raised A$1.15 million (U.S.$1.0 million) before costs in a private placement of 7.065 million of our ordinary shares (equivalent to 117,750 ADSs on a post reverse ratio basis)) to Quintiles, at a price of A$0.1624 per ordinary share (U.S.$9.74 per ADS on a post reverse ratio basis).  For additional information, see Item 10.C. “Additional Information - Material Contracts.”

On February 21, 2011, the ADDF awarded us a grant of U.S.$700,000, to be provided in two equal instalments over two years.  The purpose of the grant was to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease The ADDF is based in New York and functions on a venture philanthropy model.  We issued a convertible promissory note to the ADDF in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to U.S.$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF.  We also agreed to issue an additional five-year warrant to purchase U.S.$105,000 of our ordinary shares at a price per share equal to the closing price of our ordinary shares on the ASX on the date the second instalment of U.S.$350,000 was paid.  The note was due and payable on February 25, 2014.  As at June 30, 2014 both instalments totalling U.S.$700,000 were repaid in full.

In March 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million (U.S.$6.19 million).  Under the terms of the offering, we sold an aggregate of approximately 27.2 million ordinary shares (equivalent to 453,333ADSs) at a price of A$0.225 per share (A$13.5 per ADS on a post reverse ratio basis).  We also granted to the investors options to purchase up to an aggregate of approximately 6.8 million ordinary shares (equivalent to 113,333 ADSs) at an exercise price of A$0.225 per share (A$13.2 per ADS on a post reverse ratio basis).  The options are exercisable for a term of four years, and the exercise price is subject to future adjustment for various events, such as stock splits or dividend distributions.

In June 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million (U.S.$1.4 million).  We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that expired March 24, 2015.

In July 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, now known as MLV & Co. LLC, or MLV, under which we may sell ADSs, each representing sixty ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.   As of June 30, 2017, we issued a total amount of 2,785,221  million ADSs on a post reverse ratio basis under the At-The-Market Issuance Sales Agreement for gross proceeds of A$39.4 million (U.S.$37.0 million).

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

On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we from time to time may sell up to an additional aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs.  As of June 30, 2017, we sold 749,242 of our ADSs on a post reverse ratio basis for aggregate gross proceeds of approximately A$7.11 million (U.S.$5.54 million) through our ATM facility. We did not utilize our ATM facility in our last two fiscal years.

As of June 30, 2017, we had a total of 26.8 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.07 to A$1.12.  If all unlisted options were exercised, we would receive consideration of A$7.9 million in total.

From inception to June 30, 2017, our capital expenditures have totaled A$970,298, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne.  Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2017 of A$30,815.  We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

For the years ended June 30, 2017 and 2016, we incurred an operating loss of A$7.5 million and A$7.7 million, respectively, and an operating cash outflow of A$5.9 million and A$7.4 million, respectively.  We believe that our cash and cash equivalents on hand at June 30, 2017 of A$21,884,957 is sufficient to meet our forecast cash outflows for, at least 12 months from the date of this report.

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

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax incentive.  In the year ended June 30, 2017, we recorded A$3.0 million in other income with respect to funds we will receive in relation to the 2017 financial year under the 2011 research and development incentive scheme.

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

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Statement of Financial Position as of June 30, 2017.  Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2017	2016	2015
	(A$)
Net cash (used) in operating activities	(5,865,080)	(7,418,526)	(10,871,074)
Net cash used in investing activities	(27,918)	(833)	(182,834)
Net cash (used) provided by financing activities	(159,564)	-	6,843,211
Net increase (decrease) in cash and cash equivalents	(6,052,562)	(7,419,359)	(4,210,697)
Cash and cash equivalents at beginning of period	28,593,538	34,909,574	34,167,018
Redemption of security deposit	-	152,603	-
Exchange rate adjustments on cash held in foreign currencies	(656,019)	950,720	4,953,253
Cash and cash equivalents at end of period	21,884,957	28,593,538	34,909,574

Net cash used in operating activities was A$5,865,080, A$7,418,52 and A$10,871,074 during the years ended June 30, 2017, 2016 and 2015, respectively.  Our payments to suppliers and employees during the years ended June 30, 2017, 2016 and 2015 were A$10,766,301, A$14,055,879 and A$18,124,102, respectively.  Our operating activity receipts for the years ended June 30, 2017, 2016 and 2015 of A$4,901,221 A$6,637,353 and A$7,253,029 consisted of R&D tax incentive refunds, interest and grants.  The A$3,289,578 decrease in payments to suppliers and employees for the year ended June 30, 2017 when compared to the year ended June 30, 2016 reflects the U.S. Food and Drug Administration’s placement of PBT2 on Partial Clinical Hold. The A$4,068,224 decrease in payments to suppliers and employees for the year ended June 30, 2016 when compared to the year ended June 30, 2015 reflects the U.S. Food and Drug Administration’s placement of PBT2 on Partial Clinical Hold. During the years ended June 30, 2017, 2016 and 2015, our payments to suppliers and employees was offset by interest received of A$147,575, A$120,392 and A$216,317, respectively.

Net cash used in investing activities was A$27,918, A$833 and A$182,834 during the years ended June 30, 2017, 2016 and 2015, respectively.  Cash flows used for investing activities was primarily attributable to payments for the purchase of a property and equipment for  the years ended June 30, 2017 and 2015 and the purchase a payroll account term deposit for the year ended June 30, 2016.

Net cash provided/(used) by financing activities was A$(159,564), A$nil and A$6,843,211 for the years ended June 30, 2017, 2016 and 2015. Cash used by financing activities in the year ended June 30, 2017 relates to costs of raising capital under or At-The-Market facility.  There were no funds raised under our At-The-Market facility during the year ended June 30, 2016. Cash flows provided by financing activities during the year ended June 30, 2015 is primarily attributable to funds raised under our At-The-Market facility of A$7.11 million (U.S.$5.54 million).

We realized a foreign exchange loss of A$656,019 for the year ended June 30, 2017 compared to a foreign exchange gain of A$950,720 for the year ended June 30, 2016 and a foreign exchange gain of A$4,953,253 for the year ended June 30, 2015. In 2017, the Australian dollar depreciated against the U.S. dollar by 4.12%. In 2016, the Australian dollar depreciated against the U.S. dollar by 3%, while in 2015, the Australian dollar depreciated against the U.S. dollar by 18%.

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

When a product candidate is identified as suitable for clinical development, we establish a project team to coordinate all non-clinical and clinical development and manufacturing activities.  Typically, we engage a clinical research organization to manage patient enrollment, data management, clinical site coordination and statistical analysis, as was the case with the development of our lead compound PBT2 through Phase I and II development and prospectively for Phase III.  We manage our manufacturing campaigns through clinical manufacturing organizations for quality assurance and GMP compliance. All clinical, non-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities, regulators and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

Research and development expenses amounted to A$5,700,339, A$9,585,371 and A$12,298,167 during the years ended June 30, 2017, 2016 and 2015, respectively.  Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$241,892, A$241,954 and A$257,299 during the years ended June 30, 2017, 2016 and 2015, respectively.

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

Our technology does not require the licensing of enabling technology licenses or freedom to operate licenses. Our product candidates are designed and synthesized by our employees and the intellectual property of such product candidates is owned by us.

D.            Trend Information

We are a development stage company and while we believe that our technology will offer novel therapeutic strategies into an expanding market, we cannot predict with any degree of accuracy the outcome of our research or commercialization efforts.

We have not commercialized any products to date. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our product candidates, including PBT2, PBT434 and new candidate products.

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

F.             Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2017.  The majority of our contracts for research and development programs have a termination notice period of 30 days.  As at June 30, 2017, we had research and development termination commitments approximating A$0.34 million.  No liability has been recognised within our financial statements for this period.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5.B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	48,330	44,521	3,809	-	-
Total	48,330	44,521	3,809	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	62	Chairman of the Board of Directors and Chief Executive Officer
Kathryn J.E. Andrews	50	Chief Financial Officer
David A. Stamler	56	Chief Medical Officer and Senior Vice President Clinical Development

Dianne M. Angus	57	Chief Operating Officer
Peter A. Marks(1)	61	Director
Brian D. Meltzer(1)(2)(3)	63	Director
George W. Mihaly(1)(2)(3)	64	Director
Lawrence B. Gozlan(3)	38	Director
Ira Shoulson	71	Director
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

Dr.  David Stamler has served as our Chief Medical Officer and Senior Vice President, Clinical Development since May of 2017.  Prior to joining Prana, Dr. Stamler served as the Vice President, Clinical Development and Therapeutic Head for Movement Disorders at Teva Pharmaceutical Industries, from 2015 to 2017 after Teva acquired Auspex Pharmceuticals.  Dr. Stamler was the Chief Medical officer of Auspex from January 2011 until 2015. Prior to that, Dr. Stamler served as Senior Vice President and Chief Medical Officer at XenoPort, Inc., a publicly-traded biopharmaceutical company, from 2008 to 2010 and Chief Scientific Officer and Head of Drug Development at Prestwick Pharmaceuticals, Inc., a private pharmaceutical company, from 2005 to 2008. Prior to Prestwick Pharmaceuticals, Inc., Dr. Stamler worked at Fujisawa Pharmaceutical Co. and its subsidiaries from 1997 to 2005, in various leadership roles, including Vice President, Research and Development, Medical Sciences at Fujisawa Healthcare, Inc. from 2003 to 2005 and as Vice President, Clinical Research Center at Fujisawa Research Institute of America from 2000 to 2003. Dr. Stamler began his career at Abbott Laboratories, a publicly-traded global pharmaceuticals and healthcare products company, where he served in various positions from 1993 to 1997, including Director of Clinical Research, Pharmaceutical Products for the International Division. Dr. Stamler received an M.D. from the University of Chicago—The Pritzker School of Medicine and a B.A. in Biology from the University of Chicago.

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

Mr. Brian Derek Meltzer has served as a director of our company since December 1999.  Mr. Meltzer has over 30 years of experience in economics, finance and investment banking.  Until December 2013 Mr. Meltzer was a director of a venture capital entity, licensed by the government as an Innovation Investment Fund with investments including biotechnology.  Mr. Meltzer is a non-executive director on the board of directors of a number of private companies.  Mr. Meltzer is also a director on the board of the Australian-Israel Chamber of Commerce and is Chairman of Independence Australia (previously Paraquad).  Mr. Meltzer is Chairman of our Audit Committee and Remuneration Committee.  Mr. Meltzer holds a Bachelor of Commerce degree from the University of Auckland and a Master of Economics degree from Monash University.

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

Prof. Ira Shoulson was appointed as a director of our company on May 13, 2014.  Professor Shoulson is the Chairman of our Research and Development Advisory Board and has served as a consultant to, and member of, several FDA advisory committees over the past three decades, and has been involved in eight successful new drug applications to the FDA, notably long-acting methylphenidate (Concerta©) for attention deficit disorder, rasagiline (Azilect©) for Parkinson disease, and tetrabenazine (Xenazine©), the first drug approved by the FDA for the treatment of chorea in Huntington disease (HD).  Prior to taking up his position with our company, Professor Shoulson concluded his elected term as Chair and President of the Huntington Study Group. Professor Shoulson is Professor of Neurology, Pharmacology and Human Science at Georgetown University, Washington, DC, and Director of the University’s Program for Regulatory Science and Medicine (PRSM). He is also principal investigator of the Georgetown University Center of Excellence in Regulatory Science and Innovation (CERSI), one of four research and education centers currently funded by the FDA.

There are no family relationships among our directors and senior executives.

B.	Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2017 with respect to each of our executive officers and directors during the 2017 fiscal year.

	Salaries, fees, commissions, bonuses and other		Pension, retirement and other similar benefits

Geoffrey P. Kempler (1)	A$	419,313	A$	26,411
Dianne M. Angus	A$	328,799	A$	19,616
Kathryn Andrews (1)	A$	131,826	A$	19,616
David A. Stamler (3)	A$	58,290		--
Peter A. Marks	A$	60,000		--
Brian D. Meltzer	A$	55,833	A$	29,167
George W. Mihaly	A$	75,000		--
Lawrence B. Gozlan (2)	A$	140,000		--
Ira Shoulson (2)	A$	268,137		--
All executive officers and directors as a group (9 persons)	A$	1,537,198	A$	87,465
______________

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler, Ms. Angus and Ms. Andrews accrued in accordance with their employment contracts.
(2)	Includes consulting fees paid to an associated entity of Mr. Lawrence Gozlan, and Prof. Ira Shoulson in the amount of $80,000 and $223,201, respectively.
(3)	David Stamler appointed as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2017, our directors and executive officers as a group, then consisting of nine persons, held options to purchase 14,860,000 of our ordinary shares.  Of such options, (ii) options to purchase 8,000,000 ordinary shares are exercisable for A$0.33 consideration on or before December 13, 2017; (iii) options to purchase 160,000 ordinary shares are exercisable for A$0.73 consideration on or before November 3, 2018; and (iv) options to purchase 1,000,000 ordinary shares exercisable for A$0.34 consideration on or before October 2, 2018; (v) options to purchase 8,550,000 ordinary shares exercisable for A$0.07 consideration on or before June 6, 2022. All such options were granted under our 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.  See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

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

Agreement with Chief Operating Officer.  On June 12, 2007, we entered into an amendment to an employment agreement with Ms. Angus in connection with her appointment as our Chief Operating Officer, effective as of May 31, 2007.  Under the amended agreement we agreed to pay Ms. Angus a base salary of A$268,125 per year, plus superannuation equivalent to 9.0% of the base salary (or the percentage stipulated by applicable Australian law).  Effective May 1, 2010, Ms. Angus received a salary increase of 8% bringing her annual base salary inclusive of 9% superannuation to A$344,044.  In the 2014 fiscal year, as per changes to Australian law, superannuation increased to 9.25%.  In the 2015 fiscal year, as per changes to Australian law, superannuation increased to 9.5%.  During the 2013 fiscal year, Ms. Angus also received options to purchase 315,637 ordinary shares, which are exercisable for A$0.25 on or before March 20, 2017, as remuneration for her services.  The options were granted under the 2004 ASX Plan (as defined below).  During the 2014 fiscal year, Ms. Angus also received options to purchase 160,000 ordinary shares, which are exercisable for A$0.73 on or before November 3, 2018, as remuneration for her services.  The options were granted under the 2004 ASX Plan.  During the 2015 fiscal year, Ms. Angus also received options to purchase 1,000,000 ordinary shares, which are exercisable for A$0.34 per share on or before October 2, 2018, as remuneration for her services.  The options were granted under the 2004 ASX Plan.  During the 2017 fiscal year, Ms Angus received options to purchase 1,000,000 ordinary shares, which are exercisable for $0.07 on or before 6 June 2022.  These options are subject to an initial 12 month vesting period. If we terminate the employment agreement without cause or if Ms. Angus terminates the employment agreement with good reason (as such terms are defined in the agreement) (i) we will pay to Ms. Angus, within 90 days of such termination, the sums she would have been entitled to receive had she continued to provide services for three months  following the termination date; and (ii) any unvested options shall be accelerated and will become fully vested and she will be entitled to exercise her options during the remainder of their term.

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

At June 30, 2017, we had 13 employees.  Of such employees, eight persons were employed in research and development, four persons in management and administration and one person in operations.  Eleven employees are located in Australia and two employees are located in the United States.

At June 30, 2016, we had 12 employees.  Of such employees, eight persons were employed in research and development and four persons in management.  All such employees were located in Australia and one employee was located in the United States.

At June 30, 2015, we had 15 employees.  Of such employees, 11 persons were employed in research and development and four persons in management.  All such employees were located in Australia.

Australian labor laws and regulations are applicable to all of our employees.  The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 31, 2017 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	22,011,000	4.01%
Kathryn J.E. Andrews (4)	500,000	*
Dianne M. Angus (5)	2,506,128	*
Peter A. Marks (7)	1,043,111	*
Brian D. Meltzer (8)	1,326,666	*
George W. Mihaly (9)	1,226,666	*
Lawrence B. Gozlan (10)	1,000,000	*
Ira Shoulson	-	*
David Stamler (11)	4,000,000	*
All directors and executive officers as a group (9 persons)	33,613,571	6.13%
__________________
*	Less than 1%

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

2.	The percentages shown are based on 548,751,470 consisting of 533,891,470 ordinary shares and 14,860,000 unlisted options, issued and outstanding as of August 31, 2017.

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

4.	Includes options to purchase 500,000 ordinary shares that are exercisable for A$0.07 consideration on or before 6 June 2022.

5.
Includes (i) options to purchase 160,000 ordinary shares that are exercisable for A$0.73 consideration on or before November 3, 2018; (ii) options to purchase 1,000,000 ordinary shares that are exercisable for A$0.34 consideration on or before October 2, 2018; (iii) options to purchase 1,000,000 ordinary shares that are exercisable for $0.07 consideration on or before 6 June 2022 and (iv) 146,128 outstanding ordinary shares held of record by Ms. Dianne Angus.

6.	Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.07 consideration on or before 6 June 2022.

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

10.	Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.33 consideration on or before December 13, 2017.

11.	Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.07 consideration on or before June 6, 2022.

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

2004 ADS Plan.  The purpose of the 2004 ADS Plan is to promote the interests of our company and non-Australian based employees, officers, consultants, independent contractors and directors.  Options granted under the 2004 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non‑qualified stock options.  Incentive stock options may only be granted to employees of our company and its subsidiaries (including, without limitation, officers and directors who are also employees of our company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of our company and subsidiaries, or a 10% Holder.  To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs, with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds U.S.$100,000, such option shall be treated as a non-qualified stock option.

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

A summary of the status of the 2004 Plans as of June 30, 2017, 2016 and 2015, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2017		2016		2015
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	19,395,582		19,395,582		16,375,582	$0.41
Granted	8,550,000				4,400,000	$0.28
Exercised					(180,000)	--
Expired	(1,119,519)				(1,000,000)	$0.25
Lapsed					(200,000)	$1.12
Options outstanding at the end of the year	26,826,063		19,395,582		19,395,582	$0.38
Options exercisable at the end of the year	26,826,063		19,395,582		19,395,582	$0.38

Options that may be granted as of the end of the year	26,826,063		19,395,582		19,395,582

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no shareholders as of August 31, 2017, known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders during the year.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of August 30, 2017, there were 3,146 holders of record of our ordinary shares, of which 20 record holders, holding approximately 73.13% of our ordinary shares, had registered addresses in the United States.  These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees.  The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 72.04% of our ordinary shares as of such date.

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

Prof. Shoulson, who was appointed as a Non-Executive Director on May 13, 2014, also provides consulting services to us in a separate capacity.  Total cash compensation of $223,201 was paid to Prof. Shoulson for the period July 1, 2016 to June 30, 2017 in his capacity as a consultant to our company.

Mr. Gozlan provided consulting services to us in a separate capacity to his position as Non-Executive Director.  Total cash compensation of $80,000 was paid to Montoya Pty Ltd, an associated entity of Mr.  Gozlan for the period July 1, 2016 to June 30, 2017 in his capacity as a consultant to the Company.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2017.

ITEM 9.	THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000.  The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2013	0.31	0.14
2014	1.37	0.16
2015	0.36	0.14
2016	0.17	0.06
2017	0.15	0.04

Fiscal Year Ended June 30, 2015:
First Quarter	0.36	0.22
Second Quarter	0.25	0.17
Third Quarter	0.22	0.14
Fourth Quarter	0.26	0.14

Fiscal Year Ended June 30, 2016:
First Quarter	0.18	0.13
Second Quarter	0.14	0.10
Third Quarter	0.11	0.06
Fourth Quarter	0.12	0.06

Fiscal Year Ended June 30, 2017:
First Quarter	0.15	0.09
Second Quarter	0.11	0.04
Third Quarter	0.07	0.04
Fourth Quarter	0.07	0.05

Month Ended:
April 2017	0.07	0.07
May 2017	0.07	0.05
June 2017	0.05	0.05
July 2017	0.06	0.05
August 2017	0.05	0.05

NASDAQ Capital Market

Since September 5, 2002 our ADSs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  The following table sets forth, for the periods indicated, the high ask and low bid prices of our ADSs on the NASDAQ Capital Market as adjusted to give effect to the reverse ordinary share to ADS ratio implemented on March 24, 2016.

	Per ADS (U.S. $)
	High [1]	Low [1]
Fiscal Year Ended June 30,
2013	18.36	9.00
2014	79.74	8.82
2015	17.64	6.42
2016	7.68	2.70
2017	6.69	1.52

Fiscal Year Ended June 30, 2015:
First Quarter	17.64	11.58
Second Quarter	13.74	8.40
Third Quarter	10.26	6.42
Fourth Quarter	11.10	6.48

Fiscal Year Ended June 30, 2016:
First Quarter	7.68	4.20
Second Quarter	6.42	4.08
Third Quarter	4.50	2.70
Fourth Quarter	5.14	2.79

Fiscal Year Ended June 30, 2017:
First Quarter	6.69	4.52
Second Quarter	4.75	1.52
Third Quarter	4.58	1.65
Fourth Quarter	4.1	2.04

Month Ended:
April 2017	4.1	2.67
May 2017	3.15	2.1
June 2017	2.6	2.04
July 2017	3.24	2.32
August 2017	2.86	2.31

1 On March 9, 2016, we effected a ratio change from 1 ADS representing 10 ordinary shares to 1 ADS representing 60 ordinary shares (representing a 6-for-1 reverse split).  The above prices have been adjusted to reflect the new ratio.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX.  As of April 5, 2002, our ADSs were eligible to trade on the NASDAQ Capital OTC Bulletin Board in the United States and since September 5, 2002, our ADSs have traded on the NASDAQ Capital Market under the symbol “PRAN.”  We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs. Prior to March 24, 2016, each of ADR represented ten of our ordinary shares.  On March 24, 2016, we effected a ratio change so that each ADS now represents 60 ordinary shares (representing a 6-for-1 reverse split).

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

Limitations on the Rights to Own Securities in Our Company

Neither our Constitution nor the laws of the Commonwealth of Australia restrict in any way the ownership or voting of our shares. However, (i) there are certain limitations on the percentage of shares a person may hold in our company as described under Item 3.D. “Risk Factors – “Risks Relating to our Location in Australia” above; and (ii) acquisitions and proposed acquisitions of securities in Australian companies may be subject to review and approval by the Australian Federal Treasurer under the Takeovers Act as described under Item 10.D. “Additional Information – Exchange Controls” above.

Changes in Our Capital

Pursuant to the Listing Rules of the ASX, our directors may in their discretion issue securities equal to not more than 25% of our issued capital within a 12-month period.  Issuances of securities in excess of such amount require the approval of our shareholders by an ordinary resolution.

C.	Material Contracts

On December 1, 2000, we entered into a research funding and intellectual property assignment agreement with the University of Melbourne, under which the University of Melbourne agreed to conduct certain research projects on our behalf.  Such projects include structure-based drug design involving the design of various metal-based compounds as potential diagnostics and therapeutics, drug screening and development involving the characterization of our compounds in vitro and in vivo models of neurodegenerative disorders, and cell-based drug discovery involving the screening and assessment of our compounds in cell-based systems to measure toxicity and cellular dysfunction and to develop new screens for our company.  In consideration of such services, we agreed to pay the University of Melbourne a sum of A$591,000 (inclusive of goods and services tax).  In consideration for the assignment of rights to intellectual property developed by the University of Melbourne during the research period, we agreed to pay to the University of Melbourne royalties equal to 1.5% of the net invoice price of all products incorporating such intellectual property sold by us or on our behalf, or, the lesser of 1.5% of the net invoice price of such products sold by a licensee or assignee and 10% of gross revenues received from licensees or assignees relating to the exploitation of such intellectual property.  The parties extended the term of this agreement by entering into consecutive agreements on December 1, 2003, December 1, 2006 and December 1, 2009.  The recent research funding and intellectual property assignment agreement is deemed to have commenced as of the expiration date of the previous agreement on December 1, 2009 and expired on December 1, 2012.  The parties entered into a new research funding and intellectual property assignment agreement with the same key terms which expired on December 31, 2013. The University of Melbourne subcontracted substantial parts of the research to the Florey Institute of Neuroscience and Mental Health.  Following the novation of the agreements with the Florey Institute on November 7, 2014, we entered into a sixth research funding and intellectual property assignment agreement.  This agreement is ongoing.

In December 2008, we entered into a process development and manufacturing agreement with Dr. Reddy’s to enable the transfer of existing manufacturing methods for PBT2 to Dr. Reddy’s to work on improving the route of manufacture, optimization and scale up manufacture of PBT2.  The agreement is comprised of a series of independent sub-projects, each of which is subject to our prior authorization to be initiated and funded, at our sole discretion.  The work is completed, including the large scale manufacture of approximately 50kg of PBT2 API. Ongoing work includes stability studies of the API and storage of chemical precursors.  The term of the agreement is for 90 days post the receipt by us of a written report or manufacturing deliverables under the last approved sub-project under the agreement.  Early termination is available to either party under specified conditions, including material breach and voluntary termination by either party upon 30 days written notice.  On August 19, 2013, we entered into a new manufacturing service agreement to produce 20kg with an option for a further 40kg of PBT2 to service prospective Phase III trials.  The option was exercised as of May 2014 and manufacturing of the 40kg PBT2 API is complete. We paid Dr. Reddy’s U.S.$49,500, U.S.$389,520 and U.S.$264,000 for the fiscal years 2017, 2016 and 2015, respectively, for services provided under the agreement.

On March 24, 2014, we entered into a manufacturing services agreement with Dr. Reddy’s for PBT434 API supply.  We paid Dr. Reddy’s U.S.$6,500, U.S.$66,500 and U.S.$22,000 and for the fiscal years 2017, 2016 and 2015, respectively, for services provided under the agreement.

On September 21 2015, we entered into a master services agreement with Orgapharm S.A.S for the manufacture of PBT2 API.  We paid Orgapharm S.A.S €302,700, €186,012 during the fiscal years 2017 and 2016,  respectively for services provided under this agreement.

On July 13, 2011, we entered into an At-The-Market Issuance Sales Agreement with MLV, under which we may sell ADSs, each representing ten ordinary shares, from time to time through MLV, as our agent for the offer and sale of the ADSs.  This agreement was amended on August 30, 2013 and on November 26, 2014.  We agreed to pay MLV a commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through it as sales agent under the sales agreement.  Because there is no minimum offering amount required as a condition to closing this offering, the actual total public offering amount, commissions and proceeds to us, if any, are not determinable at this time.  The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or MLV.  We and MLV may terminate the sales agreement at any time in our sole discretion upon five days prior notice.  MLV may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market. The aggregate offering price for the ordinary shares represented by ADSs may not exceed the aggregate amount that can be sold under the registration statement that we filed on November 3, 2014, an aggregate of U.S.$50,000,000 in addition to any ordinary shares. As of June 30, 2017, we issued a total amount of 4.5 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.11 million (U.S.$5.54 million).

On January 22, 2015 we entered into a Master Services Agreement with Certara Portugal to undertake pharmacokinetic, pharmacosafety and pharmacodynamic modelling and analyses from non-clinical and clinical studies with PBT2.  We paid Certara Portugal U.S.$421,651 in fiscal year 2016, and U.S.$nil in fiscal year 2017 for services provided under this agreement.

On March 17, 2015 we entered into a Master Services Agreement with d3 Medicine LLC to provide clinical pharmacology, clinical safety, safety pharmacology and regulatory consulting services in relation to non-clinical and clinical studies with PBT2.  We paid d3 Medicine LLC U.S.$329,292 and U.S.$1,363,930 in fiscal years 2017 and 2016 respectively for services provided under this agreement.

On September 1, 2015 we entered into a Master Services Agreement with the Institute of Drug Technology (IDT) Australia Limited to provide manufacturing services, in particular process development for the encapsulation of PBT434 and its manufacture into drug product. This agreement was terminated on 30 June 2017. We paid IDT A$133,003 and A$17,724 in fiscal years 2017 and 2016, respectively for services provided under the agreement.

On July 6, 2017, we entered into a Services Agreement with Pharmaceutical Packaging Professionals Pty Limited to provide cGMP manufacture of PBT434 capsules.

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

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act.  In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 15% of an Australian company or business with assets totaling over A$252 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

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

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets.  This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively.  This summary does not discuss all the tax consequences that may be relevant to an investment in ADSs by a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker‑dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax‑exempt organizations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, and investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction.

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

For the purposes of the discussion below, it is assumed that the representations contained in the deposit agreement governing the ADSs are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owning the underlying ordinary shares represented by the ADSs held by them.  Subject to the passive foreign investment company, or PFIC rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADSs, including the amount of any Australian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles.  You will be required to include this amount of dividends in gross income as ordinary income.  Distributions in excess of our earnings and profits will be treated as a non‑taxable return of capital to the extent of your tax basis in the ADSs. Any amount in excess of your tax basis will be treated as gain from the sale of ADSs.  See “Disposition of ADSs” below for the discussion on the taxation of capital gains.  Dividends will not qualify for the dividends‑received deduction generally available to corporations under Section 243 of the Code.

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

Passive Foreign Investment Companies

We believe that we are a PFIC, for U.S. federal income tax purposes.  Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our ADSs and may cause a reduction in the value of such securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income.  Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income.  As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005.  We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2017 and may continue to be a PFIC for each of the subsequent fiscal years.

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

If the ADSs are considered “marketable stock” and if you elect to “mark‑to‑market” your ADSs, you would not be subject to the rules described above.  Instead, you will generally include in income any excess of the fair market value of the ADSs at the close of each tax year over your adjusted basis in the ADSs. If the fair market value of the ADSs has depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time.  However, such deductions generally would be limited to the net mark‑to‑market gains, if any, that you included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark‑to‑market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark‑to‑market election is made, is treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark‑to‑market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years).  However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss.  Our ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de-minimis quantities.

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

U.S. individuals who hold certain specified foreign financial assets, including stock in a foreign corporation, with values in excess of certain thresholds are required to file IRS Form 8938 with their U.S. federal income tax return. Such form requires disclosure of information concerning such foreign assets, including their value. Failure to file the form when required is subject to penalties. An exemption from reporting applies to foreign assets held through a U.S. financial institution, generally including a non-U.S. branch or subsidiary of a U.S. institution and a U.S. branch of a non-U.S. institution. Investors are encouraged to consult with their own tax advisors regarding the possible application of this disclosure requirement to their investment in our ADSs.

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

The documents concerning our company referred to in this annual report may also be inspected at our offices located at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia.  Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments.  Certain of our cash equivalents are subject to interest rate risk.  Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.  Our major market risk is changes in foreign exchange rates as we had approximately A$17,508,482, A$21,890,509 and A$27,100,354 cash held in U.S. dollars, GBP and Euro as of June 30, 2017, 2016 and 2015, respectively.  A hypothetical 3%, 3% and 12% adverse movement in end-of-period exchange rates for U.S. dollars, GBP and Euro, respectively, would reduce the cash balance at the end of each year by approximately A$525,254.46, A$656,715 and A$838,149, respectively.

We conduct our activities almost exclusively in Australia.  We are required to make certain payments in U.S. dollars and other currencies, however such payments are not significant to our operations and we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results.  In the twelve months ended June 30, 2017, the Australian dollar depreciated against the U.S. dollar by 4.12%.  In the financial years 2016 and 2015, the Australian dollar depreciated by 3% and 18% against the U.S. dollar, respectively.  As of June 30, 2017, payables in U.S. dollars and other currencies were immaterial.  A hypothetical 3% adverse movement in the U.S. dollar, 3% adverse movement in the Euro and 12% adverse movement in the Great British Pound exchange rates would increase the cost of these payables by approximately A$115.

We do not currently utilize derivative financial instruments or other financial instruments subject to market risk.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Fees and Charges Payable by ADS Holders

The table below summarizes the fees and charges that a holder of our ADSs may have to pay, directly or indirectly, to our depositary, The Bank of New York Mellon, or BNYM, pursuant to the Deposit Agreement, which was filed as Exhibit 2.1 to our Registration Statement on Form F-6 filed with the SEC on December 21, 2007, and the types of services and the amount of the fees or charges paid for such services.  The disclosure under this heading “Fees and Charges Payable by ADS Holders” is subject to and qualified in its entirety by reference to the full text of the Deposit Agreement.  The holder of an ADS may have to pay the following fees and charges to BNYM in connection with ownership of the ADS:

Persons Depositing or Withdrawing Shares Must Pay:			For:

●	U.S.$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	●	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
		●	Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
●	U.S.$0.005 (or less) per ADS	●	Any cash distribution to you
●	A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	●	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
●	U.S.$1.50 (or less) per ADS	●	Transfers, combination and split-up of ADSs
●	Expenses of the depositary	●	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
		●	Converting foreign currency to U.S. dollars
●	Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	●	As necessary
●	Any charges incurred by the depositary or its agents for servicing the deposited securities	●	As necessary

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders.  For the year ended June 30, 2017, we paid BNYM a total of U.S.$33,465 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).  For the year ended June 30, 2016, we paid BNYM a total of U.S.$26,281 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).  We also paid BNYM U.S.$22,479 in the year ended June 30, 2015 in connection with the conversion of ordinary shares into ADSs for issuance under our “At-The-Market” facility.  The conversion charge of U.S.$0.005 per ADS was applied plus international wire charges.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure.  Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F.  Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2017, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2017.  In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).  Based on that assessment, our management concluded that as of June 30, 2017, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2017, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended June 30,
Services Rendered	2017		2016
Audit (1)	A$	260,645	A$	166,479
Audit-Related (2)	A$	20,590	A$	38,297
Total	A$	281,235	A$	204,776
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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2017.

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
		20-F		5/29/02

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004.	20-F	4.6	6/30/04

4.5	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG.	20-F	4.21	6/30/04

4.6	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan.	6-K	Annexure A	11/3/04
			to Item 1
4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B	11/3/04
			to Item 1
4.8	Fourth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2009.	20-F	4.9	6/30/12

4.9	Fifth Research Funding and Intellectual Property Assignment Agreement dated December 1, 2012.	20-F	4.9	6/30/13

4.10	Sixth Research Funding and Intellectual Property Assignment Agreement dated November 7, 2014.		20-F	4.10	6/30/15

4.11	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler.		20-F	4.19	6/30/07

4.12	Letter Agreements effective as of June 12, 2007 between the Registrant and Ms. Dianne Angus.		20-F	4.21	6/30/07

4.13	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC.		6-K	10.1	9/9/09

4.14	Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited.		20-F	4.30	6/30/13

4.15	Amendments to Manufacturing Services Agreement for PBT2 HCI Supply dated August 19, 2013 between the Registrant and Dr. Reddy’s Laboratories Limited, as amended: Amendment No. 1 effective September 26, 2013; and Amendment No. 2 effective August 31, 2013.		20-F	4.35	6/30/14

4.16	Manufacturing Services Agreement for PBT434 API supply dated March 28, 2014		20-F	4.36	6/30/14

4.17	Master Service Agreement between the Registrant and Certara Portugal dated January 22, 2015		20-F	4.17	6/30/15

4.18	Master Service Agreement between the Registrant and d3 Medicine LLC dated March 17, 2015		20-F	4.18	6/30/15

4.19	Master Service Agreement between the Registrant and Orgapharm S.A.S. dated September 21, 2015.	.	20-F	4.19	6/30/16

4.20	Master Service Agreement between the Registrant and IDT Australia Limited dated September 1, 2015		20-F	4.20	6/30/16

4.21*	Services Agreement between the Registrant and Pharmaceutical Packaging Professionals Pty Limited

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.
____________
* Filed herewith.

PRANA BIOTECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prana Biotechnology Limited

In our opinion, the accompanying consolidated statements of financial position the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in shareholders' equity and consolidated cash flow statements present fairly, in all material respects, the financial position of Prana Biotechnology Limited and its subsidiaries at June 30, 2017 and June 30, 2106, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers
Melbourne, Australia
August 31, 2017

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(in Australian dollars, except number of shares)

		June 30,
	Notes	2017	2016
Assets
Current Assets
Cash and cash equivalents		21,884,957	28,593,538
Trade and other receivables	5	3,035,573	4,786,765
Other current assets	6	329,601	276,504

Total Current Assets		25,250,131	33,656,807

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$353,443 and $329,541 respectively		30,815	24,225
Other non-current assets	6	-	43,988

Total Non-Current Assets		30,815	68,213

Total Assets		25,280,946	33,725,020

Liabilities
Current Liabilities
Trade and other payables	7	892,434	1,748,566
Provisions	8	698,038	608,771

Total Current Liabilities		1,590,472	2,357,337

Non-Current Liabilities
Provisions	8	440	470

Total Non-Current Liabilities		440	470

Total Liabilities		1,590,912	2,357,807

Net Assets		23,690,034	31,367,213

Equity
Issued capital 2017: 533,891,470 fully paid ordinary shares Nil options over fully paid ordinary shares 2016: 533,891,470 fully paid ordinary shares Nil options over fully paid ordinary shares	10	144,018,006	146,879,214
Reserves	11	2,320,480	9,363,181
Accumulated deficit during the development stage	12	(122,648,452)	(124,875,182)

Total Equity		23,690,034	31,367,213

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME
(in Australian dollars, except number of shares)

		Years endedJune 30,
	Notes	2017	2016	2015

Revenues from ordinary activities	2	132,396	142,657	176,842
Other income	2	3,022,673	4,753,697	6,317,438
Intellectual property expenses		(241,892)	(241,954)	(257,299)
General and administration expenses	3	(3,968,630)	(3,610,551)	(4,506,122)
Research and development expenses	3	(5,700,339)	(9,585,371)	(12,298,167)
Other operating expenses		(126,071)	(45,276)	(39,210)
Other gains and losses	3	(660,213)	857,247	4,721,449

Loss before income tax expense		(7,542,076)	(7,729,551)	(5,885,069)

Income tax expense	4	-	-	-

Loss for the year		(7,542,076)	(7,729,551)	(5,885,069)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year	13(a)	(7,542,076)	(7,729,551)	(5,885,069)

Loss per share (basic and diluted - cents per share)	17	(1.41)	(1.45)	(1.17)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		533,891,470	533,891,470	502,714,982

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS
(in Australian dollars)

		Years Ended June 30,
	Notes	2017	2016	2015

Cash Flows from Operating Activities
Payments to suppliers and employees		(10,766,301)	(14,055,879)	(18,124,102)
Interest received		147,575	120,392	216,317
Grants received		-	-	228,541
R&D tax refund		4,753,646	6,516,961	6,808,170

Net cash flows used in operating activities	13(a)	(5,865,080)	(7,418,526)	(10,871,074)

Cash Flows from Investing Activities
Payment for payroll and rental security deposits		-	1,474	(154,077)
Payments for purchase of plant and equipment		(27,918)	(2,307)	(28,757)

Net cash flows used in investing activities		(27,918)	(833)	(182,834)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		-	-	7,128,142
Payment of share issue costs		(159,564)	-	(284,931)

Net cash flows (used in) / provided by financing activities		(159,564)	-	6,843,211

Net (decrease) in cash and cash equivalents		(6,052,562)	(7,419,359)	(4,210,697)

Opening cash and cash equivalents brought forward		28,593,538	34,909,574	34,167,018
Redemption of security deposit		-	152,603	-
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		(656,019)	950,720	4,953,253

Closing cash and cash equivalents carried forward	13(b)	21,884,957	28,593,538	34,909,574

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity

Balance, June 30, 2014		488,646,960	140,009,415	8,937,434	(111,260,562)	37,686,287
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	44,954,510	6,844,311	-	-	6,844,311
Issuance of shares in connection with share purchase plan, net of costs	10(b)	110,000	16,500	-	-	16,500
Non-cash issuance of options to employees	11(b)	-	-	170,397	-	170,397
Non-cash issuance of options to consultants	11(b)	-	-	280,838	-	280,838
Issuance of shares in connection with exercise of options, net of costs	10(b) & 1(b)	180,000	25,488	(25,488)	-	-
		45,244,510	6,886,299	425,747	-	7,312,046
Net loss		-	-	-	(5,885,069)	(5,885,069)
Total comprehensive loss for the year		-	-	-	(5,885,069)	(5,885,069)
Balance, June 30, 2015		533,891,470	146,895,714	9,363,181	(117,145,631)	39,113,264
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	(16,500)	-	-	(16,500)
Non-cash issuance of options to employees	11(b)	-	-	-	-	-
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 1(b)	-	-	-	-	-
		-	(16,500)	-	-	(16,500)
Net loss		-	-	-	(7,729,551)	(7,729,551)
Total comprehensive loss for the year		-	-	-	(7,729,551)	(7,729,551)
Balance, June 30, 2016		533,891,470	146,879,214	9,363,181	(124,875,182)	31,367,213
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	22,743	-	22,743
Non-cash issuance of options to consultants	11(b)	-	-	1,717	-	1,717
Issuance of shares in connection with exercise of options, net of costs	10(b) & 1(b)	-	-	-	-	-
Transaction costs		-	(159,564)	-		(159,564)
Expired options		-	(2,701,644)	(7,067,161)	9,768,805	-
		-	(2,861,208)	(7,042,701)	9,768,805	(135,104)
Net loss		-	-	-	(7,542,076)	(7,542,076)
Total comprehensive loss for the year		-	-	-	(7,542,076)	(7,542,076)
Balance, June 30, 2017		533,891,470	144,018,006	2,320,480	(122,648,453)	23,690,033

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Prana Biotechnology Limited and its controlled subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited (referred to collectively as "Prana" or the "Company"), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain focusing on Alzheimer's disease, Huntington disease, Parkinson's disease and other neurological disorders.  Prana Biotechnology Limited, the parent entity, was incorporated on November 11, 1997 in Melbourne, Australia and the UK and U.S. subsidiaries were incorporated in August 2004.

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2017 was authorized for issue in accordance with a resolution of the Board of Directors on August 31, 2017.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2017 and the comparative information presented in these financial statements for the years ended June 30, 2016 and 2015.

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

(a) Critical judgments in applying the entity's accounting policies - use of volatility period in valuing warrant liabilities

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

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011.  The provisions provide refundable or non-refundable tax offsets.  The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011.  A 43.5% for FY2017 (45% FY2016 & FY2015) refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million.  Eligible companies can receive a refundable tax offset of 43.5% of their research and development spending.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

The Company's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme.  For the period to June 30, 2017 the Company has recorded an item in other income of A$3.0 million (2016: A$4.8 million) to recognize this amount which relates to this period.

Going Concern Basis

The Company is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable.  For the year ended June 30, 2017, the Company incurred an operating loss of A$7.5 million (2016: Loss: A$7.7 million) and an operating cash outflow of A$5.9 million (2016: A$7.4 million). As at year end the net assets of the Company stood at A$23.7 million (2016: A$31.4 million) and the cash position has decreased to A$21.9 million from A$28.6 million at 30 June 2016.

Cash and cash equivalents on hand at June 30, 2017 are considered sufficient to meet the Company's forecast cash outflows for, at least 12 months from the date of this report.  While there is uncertainty in the Company's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Company will be able to maintain sufficient cash reserves through a range of options, including:

•
The Company continues to pursue raising additional funds through alternative funding structures and has a strong history of raising capital.  The Company had an "at the market" (ATM) facility through which it could raise additional funds of up to US$44.5 million by the sale of American Depositary Receipts ("ADRs"). This facility, which was established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in November, 2014 has been a successful source of raising funds. While this facility expires in November, 2017, the Group is in the process of completing a new shelf registration which is expected to be completed prior to the expiration of the current registration. In prior reporting periods, the Company has raised A$46.5 million (US$42.5 million) under this and a previous ATM facility.

•
The Company has on issue a total of 26.8 million unlisted, unexercised options.  The options have exercise prices ranging from A$0.07 to A$1.12.  If all unlisted options were exercised, the Company would receive consideration of A$7.9 million in total.  Although the exercise of options may be available, it is not in the Company's control to receive this consideration.

•
Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

In addition to these options, the Company has recorded a Trade and Other Receivable at June 30, 2017 in the amount of A$3.0 million from the Australian Tax Office in respect of its 2017 research and development tax incentive claim.  The Company expects to receive this amount during the 12 months ended 30 June 2018.

On this basis, the Directors are satisfied that the Company is a going concern and at this time and are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at June 30, 2017.

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

The Company's experience in exploiting its technology is limited and it cannot be certain that its operations will be profitable in the short-term, or at all.  If the Company fails in its efforts to establish or expand its business, the results of operations, financial condition and liquidity of the Company could be materially adversely affected.  The Company cannot be certain that it will be able to sell and deliver its technology or to obtain or retain any permits required in the market in which it operates.  Any of these factors could result in the reduction or cessation of the Company's operations.

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

(b) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker.  The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Prana Biotechnology Limited.  For the current and previous reporting periods, the Company operated in one segment, being research into Alzheimer's disease, Huntington disease, Parkinson's disease and other neurodegenerative disorders.

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

Current and deferred tax for the period
Current and deferred tax is recognized as an expense or income in the Statement of Profit or Loss and Other Comprehensive Income, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognized directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Company has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognized, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilized, given the nature of the Company's business (research and development) and its history of losses.

(d) Property and Equipment

Property and equipment is measured at historical cost less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to the Company's premises at Parkville, Victoria, Australia.

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

Warrants and options recorded as financial liabilities under IAS 32 are valued at fair value using the Black-Scholes model.  The expected life used in the model has been adjusted, based on management's best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations.  At each reporting date, the options and warrants are revalued to their current fair value, with the difference in fair value recorded in the Statement of Profit or Loss and Other Comprehensive Income.

(g) Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired.  If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

No impairment charges were incurred during the three years ended June 30, 2017.

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

At June 30, 2017, 2016 and 2015, Prana had no capitalized research and development costs.

(i) Foreign Currency Transactions and Balances

Functional and Presentation Currency
Items included in the financial statements of each of the Company's entities are measured using Australian dollars, which is the currency of the primary economic environment in which the Company operates (the functional currency).

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

The results and financial position of all the Company's entities that have a functional currency difference from the presentation currency are translated into the presentation currency as follows:

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

On consolidation, the assets and liabilities of the Company's overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognized in the foreign currency translation reserve, and recognized in profit or loss on disposal of the foreign operations.

(j) Employee Benefits

Short-term obligations
Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled.  The Company's obligations for short-term employee benefits such as wages and salaries are recognized as a part of current trade and other payables in the statement of financial position.

The Company's obligations for annual leave are presented as part of provisions in the Statement of Financial Position.  The obligations are presented as current liabilities in the Statement of Financial Position if the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

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

(o) Goods and Services Tax ("GST")

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

Employees
The issuance of share-based payments to employees may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issuance of more than 15% of the Company's shares in a 12 month period without shareholder approval.  The measurement date for share-based payments issued to employees is the grant date, being the date at which a shared understanding of the terms and conditions of the arrangement is reached.  However, if an issuance to an employee is subject to shareholder approval because it exceeds the 15% threshold per ASX Listing Rule 7.1, then the measurement date of these share-based payments is the date at which the share-based payments are approved by shareholders.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.  BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Consultants
The issuance of share-based payments to consultants may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issuance of more than 15% of the Company's shares in a 12 month period without shareholder approval.  The measurement date for share-based payments issued to consultants who provide services considered to be similar to employees is deemed to be the date at which a shared understanding of the terms and conditions of the arrangement is reached.  The measurement date for share-based payments issued to consultants who provide services considered to be differentiated from those provided by employees is deemed to be the date at which the entity obtains the goods or the counterparty renders the service.  If a service period applies and the work is continually provided over the service period, and if the share price of the Company does not change significantly during the service period, then the average share price, volatility and risk-free rate over the service period are used in calculating the value of the share-based payments issued.  However, if the underlying share price of the Company does change significantly during the service period, then the value of share-based payments are calculated at each individual date that goods and services are provided, using the actual valuation inputs at that date.  Shares issued to consultants for services are recorded as non-cash compensation and are recognized at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued.

Equity-based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Plan (the "2004 ASX Plan") and the 2004 American Depository Share (ADS) Option Plan (the "2004 ADS Plan").  Information relating to this plan is set out in Note 18.

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

(x) New Accounting Standards And Interpretations

New and amended Accounting Standards and Interpretations issued and effective
There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2017 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective
Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2017 reporting periods.  Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company.

Pronouncement	Title (Issue date)	Effective date	Impact on financial report
IFRS 15	Revenue from contracts with customers	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	The Company is currently not generating revenue from contracts with customers and thus the impact is expected to be nil.
IFRS 9	Financial instruments	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods.
IFRS 16	Leases	Annual periods beginning on or after January 1, 2019 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods
IFRS 2 (Amendments)	Classification and Measurement of Share-based Payment Transactions	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	Management is in the process of determining the impact of this standard for subsequent reporting periods.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2017	2016	2015
2. REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS

Other revenue
Interest	132,396	142,657	176,842
Total other revenue	132,396	142,657	176,842

Other income
R&D Tax Incentive (1)	3,022,673	4,753,697	6,088,897
Other Grants	-	-	228,541
Total other income	3,022,673	4,753,697	6,317,438

Total revenue and other income from continuing operations	3,155,069	4,896,354	6,494,280

	Years Ended June 30,
	2017	2016	2015
3. EXPENSES FROM ORDINARY ACTIVITIES

Research and Development Expenses (2)
Employee expenses	1,673,473	1,821,717	1,866,915
Other research and development expenses	4,026,866	7,763,654	10,431,252

General and Administration Expenses
Depreciation on fixed assets	21,328	22,810	31,587
Employee expenses (non R&D related)	1,033,897	992,751	937,348
Consultant and director expenses	849,588	750,158	1,227,731
Audit, internal control and other assurance expenses	200,480	204,776	499,911
Corporate compliance expenses	377,920	358,097	421,958
Office rental	200,704	195,561	161,175
Other administrative and office expenses	1,284,713	1,086,398	1,226,412

Other gains and losses
Foreign exchange (gain)/loss	660,213	(857,247)	(4,721,449)

(1)
The Australian Government replaced the research and development tax concession with the research and development tax incentive from1 July 2011.The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after 1 July 2011. A refundable research and development tax incentive offset of 43.5%, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Eligible companies can receive a refundable research and development tax incentive offset of 43.5% of their research and development spending.

The Group's research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the year ended 30 June 2017 the Group has recorded an item in other income of $3,022,673 (2016: $4,753,697) to recognise this amount which relates to this financial year.

(2)	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2017	2016	2015
4. INCOME TAX

(a) Income tax expense:
Current tax	-	-	-
Adjustment for current tax of prior periods	-	-	-
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 27.5% (2017, 2016 & 2015: 30%)	(2,074,071)	(2,318,865)	(1,765,431)
Effect of lower tax rates of tax on overseas income	(28,639)	(11,111)	(41)

Add tax effect of:
(Over)/Under provision of income tax in previous year relating to a revision of estimates	-	4,582,839	3,071,631
Equity issued for nil consideration	-	-	140,651
Research and development expenditure (net of tax incentive)	1,079,650	1,743,004	(2,153,737)
Gain/(loss) on fair value of financial liabilities	-	-	25,897
Other	94,877	54,222	1,549

Deferred tax asset not recognized	928,183	(4,050,088)	679,571
Income tax expense attributable to loss before income tax	-	-	-

(c) Potential deferred tax asset at June 30, 2017, 2016 and 2015 in respect of: tax losses not brought to account is (1):	33,625,059	35,687,127	38,463,614
Temporary differences	(2,114,243)	(1,655,223)	3,934,146

(1)    Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

	Years Ended June 30,
	2017	2016
5. TRADE AND OTHER RECEIVABLES

Accrued interest income	10,104	25,283
R&D tax incentive receivable	3,022,673	4,753,646
Goods and services tax receivable	2,796	7,836
Total Trade and Other Receivables	3,035,573	4,786,765

R&D tax incentive receivable represents the amount of the financial year 2017 R&D tax incentive the Group expects to recover. For further details, see note 2.

	Years Ended June 30,
	2017	2016
6. OTHER ASSETS

Current
Prepayments	285,613	276,504
Rental term deposit	43,988	-

Total	329,601	276,504

Non-current
Rental term deposit	-	43,988

Total	-	43,988

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2017	2016
7. TRADE AND OTHER PAYABLES

Trade creditors	65,049	311,719
Accrued research and development expenses	493,307	1,178,656
Accrued intellectual property expenses	-	10,910
Accrued corporate personnel expenses	345	7,421
Accrued professional fees	261,232	143,776
Accrued travel expenses	-	1,650
Other accrued expenses	50,355	94,434
Other Payables	22,146	-

Total	892,434	1,748,566

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

	Years Ended June 30,
	2017	2016
8. PROVISIONS

Current
Annual leave (1)	298,508	288,122
Long service leave (1)(2)	399,530	320,649

Total	698,038	608,771

Non-Current
Long service leave (2)	440	470

A provision has been recognized for employee entitlements relating to long service leave.  In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data.  The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2017	2016
Annual leave
Carrying amount at start of year	288,122	261,823
Charged/(credited) to profit or loss
-additional provisions recognized	134,198	165,384
Amounts used during the year	(123,812)	(139,085)
Carrying amount at end of year	298,508	288,122

Long service leave
Carrying amount at start of year	321,119	295,204
Charged/(credited) to profit or loss
-additional provisions recognized	78,851	25,915
Carrying amount at end of year	399,970	321,119

TOTAL	698,478	609,241

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

	Years Ended June 30,
	2017	2016

Long service leave obligation expected to be settled after 12 months	197,940	320,649

9. COMMITMENTS AND CONTINGENCIES

There are no contingent assets or liabilities at the date of this report.  The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company.

In respect of expenditure commitments, refer to Note 14.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10.   ISSUED CAPITAL

		Years Ended June 30,
	Notes	2017	2016	2015

(a) Issued Capital
533,891,470 (2016: 533,891,470) fully paid ordinary shares	10(b)	144,018,006	144,177,570	144,194,070
Nil (2016: Nil) options for fully paid ordinary shares	10(c)	-	2,701,644	2,701,644

		144,018,006	146,879,214	146,895,714

(b) Movements in Issued Shares

	June 30,
	2017		2016		2015
	No.	A$	No.	A$	No.	A$
Beginning of the year	533,891,470	144,177,570	533,891,470	144,194,070	488,646,960	137,307,771

Movement during the year	-	(159,564)	-	(16,500)	45,244,510	6,886,299

End of the year	533,891,470	144,018,006	533,891,470	144,177,570	533,891,470	144,194,070

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	A$

Year ended June 30, 2014			107,036,534		38,630,304
July 1, 2014	Reverse proposed issue to a consultant		-	-	(24,200)
July 21, 2014	Non cash share issue in consideration for services provided by consultants	(i)	110,000	0.23	25,300
July 21, 2014	Exercise of options – employees		180,000	-	25,488
February 23, 2015	Shares to investors as part of at-the-market facility		35,631,690	0.15	5,304,319
February 24, 2015	Shares to investors as part of at-the-market facility		2,538,820	0.14	357,270
June 2, 2015	Shares to investors as part of at-the-market facility		6,784,000	0.22	1,466,553
June 30, 2015	Non cash share issue in consideration for services provided by consultants		-	-	16,500
	Security issuance costs		-	-	(284,931)
Year ended June 30, 2015			45,244,510	-	6,886,299
July1, 2015	Reverse proposed issue to a consultant		-	-	(16,500)
Year end June 30, 2016			-	-	(16,500)
June 30, 2017	Security issuance costs		-	-	(159,564)
Year end June 30, 2017			-	-	(159,564)

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

Given the extended period of consultants' involvement and associated milestones, the Company determined there were no comparable service examples against which to benchmark the value of the consultants' services. Additionally, there was no distinction between the portion of the services which gave rise to the cash entitlements and the portion that gave rise to share entitlements.  As the Company could not reliably estimate the fair value of the services received, the Company determined that it was appropriate to measure the services at the fair value of the underlying equity instruments issued.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10. ISSUED CAPITAL (continued)

(c) Movements in Options

	June 30,
	2017		2016		2015
	Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	-	2,701,644	-	2,701,644	-	2,701,644

Reclassify expired options to accumulated losses	-	(2,701,644)

End of the year*	-	-	-	2,701,644	-	2,701,644

* In 2017 expired options were reclassified to accumulated losses. There was no movement in options during the financial years ended June 30, 2016 and 2015.

(d) Terms and Conditions of Issued Capital
Ordinary shares
Ordinary shares have the right to receive dividends as declared and, in the event of a winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held.  Ordinary shares entitle their holder to vote, either in person or by proxy, at a meeting of the Company's shareholders.

Options
Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company's shareholders.  Options may be exercised at any time from the date they vest to the date of their expiration.  Share options convert into ordinary shares on a one for one basis on the date they are exercised.

(e) Shares Issued after Reporting Date

No equity issues have occurred after reporting date.

11. RESERVES

		Years Ended June 30,
	Notes	2017	2016	2015

(a) Share Based Payments
26,826,063 (2016: 19,395,582) options for fully paid ordinary shares	13(b)	2,320,480	7,394,184	7,394,184
Nil (2015: Nil) options for ADRs	13(c)	-	1,515,434	1,515,434
Nil (2015: 612,397) warrants for ADRs	13(d)	-	453,563	453,563

		2,320,480	9,363,181	9,363,181

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised.  Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

(b) Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2017		2016		2015
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	19,395,582	2,320,480	19,395,582	7,394,184	18,542,577	6,968,437
Issued during the year	8,550,000	-	-	-	4,400,000	451,235
Expired during the year	(1,119,519)	-	-	-	(3,166,995)	-
Forfeited during the year	-	-	-	-	(200,000)	-
Exercised during the year	-	-	-	-	(180,000)	(25,488)

End of the year	26,826,063	2,320,480	19,395,582	7,394,184	19,395,582	7,394,184

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

Details of option grants are summarized as follows.

Year ended June 30, 2015:

•       On October 3, 2014, the Company granted options to purchase 1,000,000 ordinary shares to key management personnel under the 2004 Plan (see Note 15) in recognition of services rendered to the Company.   The options are exercisable at A$0.34 consideration and expire on October 2, 2018.  The fair value of the options is A$0.17.

•       On February 19, 2015, the Company granted options to purchase 2,000,000 ordinary shares to consultants under the 2004 Plan (see Note 15) in recognition of services rendered to the Company.   The options are exercisable at A$0.26 consideration and expire on February 18, 2020.  The fair value of the options is A$0.08.

•       On May 27, 2015, the Company granted options to purchase 1,400,000 ordinary shares to consultants under the 2004 Plan (see Note 15) in recognition of services rendered to the Company.   The options are exercisable at A$0.27 consideration and expire on May 25, 2020.  The fair value of the options is A$0.08.

Year ended June 30, 2016:

None

Year ended June 30, 2017:

•       On June 7, 2017, the Company granted options to purchase 8,550,000 options to employees, consultants and officers under the 2004 Plan (see Note 15) in recognition of services rendered to the Company.   The options are exercisable at A$0.07 consideration and expire on June 6, 2022.  The fair value of the options is A$0.03.

•       On March 20, 2017 1,119,519 options expired.

(c) Movements in Options for ADRs

	Years Ended June 30,
	2017		2016		2015
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	-	1,515,434	-	1,515,434	-	1,515,434

Expiration of options (1)	-	(1,515,434)	-	-	-	-
End of the year	-	-	-	1,515,434	-	1,515,434

(1) Options exercisable at US5.00 on or before December 17, 2012.  These options are convertible to ADRs, 1 ADR = 60 ordinary shares.  At time of issue, 1 ADR = 10 ordinary shares. These options expired without being exercised on December 17, 2012.

(d) Movement in Warrants for ADRs

	Years Ended June 30,
	2017		2016		2015
	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)
Beginning of the year (1)	-	453,563	-	453,563	-	453,563
Beginning of the year (2)	-	-	612,397	-	612,397	-
Expired	-	(453,563)	(612,397)	-	-	-
End of the year	-	-	-	453,563	612,397	453,563

(1) Warrants exercisable at US8.00 on or before June 4, 2009.  These warrants were convertible to ADRs; one ADR represents ten ordinary shares.  Warrants expired without being exercised on June 4, 2009.
(2) Warrants exercisable at A$0.17 on or before February 25, 2016. These warrants expired without being exercised on February 25, 2016.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(e) Terms and Conditions of Reserves

Options and warrants
Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company's shareholders.  Options and warrants may be exercised at any time from the date they vest to the date of their expiration.  Share options are exercisable into ordinary shares on a one for one basis on the date they are exercised.  Options granted under the 2004 ADS Plan are exercisable into ADRs, being one option for one ADR, which equals ten ordinary shares, on the date they are exercised.

In Australia, there is not a set number of authorized shares, shares are not reserved for the exercise of options, and shares do not have a par value.

(f) Options and Warrants Issued after Reporting Date

No option issues have occurred after reporting date.  There have been no warrants granted after reporting date.

	Years Ended June 30,
	2017	2016	2015
12. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

Balance at beginning of year	(124,875,182)	(117,145,631)	(111,260,562)
Net loss for the year	(7,542,076)	(7,729,551)	(5,885,069)
Reclassify expired options from contributed equity	2,701,644	-	-
Reclassify expired options from reserves	5,098,165	-	-
Reclassify expired options from reserves (1)	1,968,997	-	-

Balance at end of year	122,648,452	(124,875,182)	(117,145,631)

	Years Ended June 30,
	2017	2016	2015
13. CASH FLOW INFORMATION

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(7,542,076)	(7,729,551)	(5,885,069)

Non-cash items
Depreciation of property and equipment	21,328	22,810	31,587
Non-cash issue of equity in consideration of operating expenses	24,460	(16,500)	468,835
Foreign exchange (gain) loss	656,019	(950,720)	(4,953,253)
(Gain) loss on fair value of financial liabilities	-	-	(86,322)

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	1,746,152	1,734,389	764,255
Decrease (increase) in other current assets	(4,069)	(115,643)	(63,979)
(Decrease) increase in trade and other payables	(856,131)	(403,449)	(1,206,343)
(Decrease) in other current liabilities	-	(12,076)	-
Increase in provision for employee entitlements	89,237	52,214	59,215

Net cash flows used in operating activities	(5,865,080)	(7,418,526)	(10,871,074)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	21,884,957	28,593,538	34,909,574

Closing cash and cash equivalents balance	21,884,957	28,593,538	34,909,574

(c) Non-Cash Financing and Investing Activities

During the years ended June 30, 2017 and 2015, the Company issued shares and granted options in connection with non-cash transactions.  See Notes 10(b) and 11(b).

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14. EXPENDITURE COMMITMENTS

The Company has non-cancelable operating leases contracted for but not capitalized in the financial statements.  The Company has commitments under these contracts within one year of A$44,521 and greater than one year but less than three years of A$3,809.  The property lease is a non-cancellable lease with an 18 month term, with rent payable monthly in advance.  The property lease commenced April 1, 2015 and expires on September 30, 2017.

The majority of our contracts for research and development programs have a termination notice period of 30 days.  As at June 30, 2017, we had research and development termination commitments approximating A$0.34 million.  No liability has been recognized within our financial statements for this period.  In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 18.

15. SHARE BASED PAYMENTS

(a)  Employee and Consultant Plans

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of employee and consultant plans designed to reward directors, employees and consultants for their contributions to the Company.  The plans are to be used as a method of retaining key personnel for the growth and development of the Company.  Due to Prana's U.S. presence, a U.S. plan (the 2004 ADS Plan) and an Australian plan (the 2004 ASX Plan) were developed.

At 30 June 2017 equity, had been issued to 1 previous Director, while a Director, under the US plan and 5 Directors, 3 Key Management Personnel, 9 employees and 10 consultants under the Australian Plan.

At 30 June 2016 equity had been issued to 1 previous Director, while a Director, under the US plan and 6 Directors, 2 Key Management Personnel, 12 employees and 19 consultants under the Australian Plan.

At June 30, 2015, equity had been issued to 1 former Director under the 2004 ADS Plan and 6 Directors, 3 key management personnel, 16 employees and 19 consultants under the 2004 ASX Plan.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

15. SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2017		2016		2015
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	19,395,582	0.38	19,395,582	0.38	16,375,582	0.41
Issued during the year	8,550,000	0.07	-	-	4,400,000	0.28
Exercised during the year	-	-	-	-	(180,000)	-
Expired during the year	(1,119,519)	0.25	-	-	(1,000,000)	0.25
Lapsed during the year	-	-	-	-	(200,000)	1.12

Outstanding at year end	26,826,063	0.29	19,395,582	0.38	19,395,582	0.38

Exercisable at year end	26,826,063	0.29	19,395,582	0.38	19,395,582	0.38

Options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price $A	Share options 2017	Share options 2016
PBTAA	October 25, 2013	October 24, 2018	0.61	200,000	200,000
PBTAB	October 3, 2014	October 2, 2018	0.34	1,000,000	1,000,000
PBTAC	June 26, 2013	June 25, 2018	0.37	1,649,573	1,649,573
PBTAD	November 4, 2013	November 3, 2018	0.73	360,000	360,000
PBTAE	December 13, 2013	December 11, 2018	1.04	1,200,000	1,200,000
PBTAF	February 7, 2014	February 5, 2019	1.12	100,000	100,000
PBTAG	April 7, 2014	April 6, 2018	0.25	1,200,000	1,200,000
PBTAH	February 19, 2015	February 18, 2020	0.26	2,000,000	2,000,000
PBTAQ	December 12, 2012	December 13, 2017	0.33	8,500,000	8,500,000
PBTAR	May 27, 2015	May 25, 2020	0.27	1,400,000	1,400,000
PBTAW	March 21, 2012	March 20, 2017	0.25	-	1,119,519
PBTAY	August 5, 2013	August 4, 2018	0.66	306,490	306,490
PBTAZ	October 2, 2013	October 1, 2018	0.66	360,000	360,000
PBTAS	June 7, 2017	June 6, 2022	0.07	8,550,000	-
			Total	26,826,063	19,395,582

Weighted average remaining contractual life of options outstanding at end of period				2.34 years	2.04 years

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

15. SHARE BASED PAYMENTS (continued)

Model inputs –
The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share A$	Share Price at Grant Date A$	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate
PBTAY	August 5, 2013	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	October 2, 2013	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	October 25, 2013	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	November 4, 2013	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	December 13, 2013	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	February 7, 2014	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	April 7, 2014	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	October 3, 2014	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	February 19, 2015	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	May 27, 2015	0.27	0.17	69.40%	5.00	0%	2.25%
PBTAS	June 7, 2017	0.07	0.05	100.00%	5.00	0%	1.97%

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2017	2016	2015
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	12,987,715
Issued during the year (1)	-	-	290,000

End of the financial year	13,277,715	13,277,715	13,277,715

(1) In the years ended June 30, 2015 this includes options to purchase 180,000 ordinary shares, respectively granted under the 2004 ASX Plan that were exercised.

The weighted average fair value of the shares granted during the year ended June 30, 2015 was $0.23. No shares were granted during the year ended June 30, 2016 and 2017.

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

17. LOSS PER SHARE

	Years Ended June 30,
	2017	2016	2015

Basic and diluted loss per share (cents per share)	(1.41)	(1.45)	(1.17)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	533,891,470	533,891,470	502,714,982

The options and warrants in place do not have the effect of diluting the loss per share.

18. KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2017	2016	2015

Short-term employee benefits	1,537,198	1,429,615	1,554,843
Post-employment benefits	87,465	95,117	96,324
Long-term benefits	28,600	13,817	2,733
Share-based payments	16,307	-	170,397
	1,669,570	1,538,549	1,824,297

19. AUDITORS' REMUNERATION

	Years Ended June 30,
	2017	2016	2015

- audit and review fees: current year financial reports	260,645	166,479	160,158
- audit and review fees: internal controls	20,590	38,297	256,113
-audit and review fees: other assurance services	-	-	83,640

	281,235	204,776	499,911

PricewaterhouseCoopers was appointed as the Company's principal independent registered public accounting firm on November 30, 2006.  Australian law does not require the Company's Auditors to be appointed at the Company's annual general meeting of shareholders.  There is an annual engagement letter which is signed, subject to the Company's audit committee approval, with PricewaterhouseCoopers for audit and review work.  No non-audit services were provided by PricewaterhouseCoopers during the 2017, 2016 and 2015 fiscal years.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. RELATED PARTY TRANSACTIONS

a.   Equity Interests in Subsidiaries

Prana Biotechnology Limited owns 100% of its subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Ltd.

b.   Key Management Personnel Remuneration

The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman
Brian Meltzer	Non-Executive Independent Director
George Mihaly	Non-Executive Independent Director
Peter Marks	Non-Executive Independent Director
Lawrence Gozlan	Non-Executive Independent Director
Ira Shoulson	Non-Executive Director

The Key Management Personnel of the Company during the year:

Dianne Angus	Chief Operating Officer
Dr. David Stamler*	Chief Medical Officer and Senior Vice President Clinical Development
Kathryn Andrews	Chief Financial Officer

* Dr David Stamler was appointed as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017 and remains in this position to the date of this report.

Remuneration of all key management personnel of the Company is determined by the Board of Directors following recommendation by the Remuneration Committee.

The Company is committed to remunerating senior executives in a manner that is market competitive and consistent with 'best practice' including the interests of shareholders.  Remuneration packages are based on fixed and variable components, determined by the executive's position, experience and performance, and may be satisfied via cash or equity.

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

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. RELATED PARTY TRANSACTIONS (continued)

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2017 Directors' remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1)	419,313	-	26,411	8,146	-	453,870
Brian Meltzer	55,833	-	29,167	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Lawrence Gozlan (2)	140,000	-	-	-	-	140,000
Ira Shoulson (2)	268,137	-	-	-	-	268,137
	1,018,283	-	55,578	8,146	-	1,082,007

(1) Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler.
(2) Includes consulting fees paid to an associated entity of Mr. Lawrence Gozlan, and Prof. Ira Shoulson in the amount of $80,000 and $223,201, respectively

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2016 Directors' remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (3)	436,132	-	29,990	7,766	-	473,888
Brian Meltzer	50,000	-	35,000	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Lawrence Gozlan	60,000	-	-	-	-	60,000
Ira Shoulson (4)	303,474	-	-	-	-	303,474
	984,606	-	64,990	7,766	-	1,057,362

(3) Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.
(4) Includes consulting fees paid to Prof. Ira Shoulson in the amount of $258,474.

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2015 Directors' remuneration	Base Fee A$	Bonus A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Geoffrey Kempler (1)	421,689	100,000	35,000	(224)	-	556,465
Brian Meltzer	50,000	-	35,000	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Lawrence Gozlan	50,000	-	-	-	-	50,000
Ira Shoulson (2)	250,648	-	-	-	-	250,648
	1,007,337	-	70,000	(224)	-	1,077,113

(1)
Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.  During the 2015 fiscal year, Mr. Kempler received A$100,000 incentive bonus which he was awarded in 2012.

(2)	Includes consulting fees paid to Prof. Ira Shoulson in the amount of A$205,426.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. RELATED PARTY TRANSACTIONS (continued)

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2017 Executives' Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Dianne Angus (1)	328,799	-	19,616	20,354	3,433	372,202
Kathryn Andrews (1)	131,826	-	12,271	101	1,430	145,628
Dr. David Stamler (2)	58,290	-	-	-	11,443	69,733
	518,915	-	31,887	20,455	16,306	587,563

(1) Base Fee includes movements in annual leave provision for Ms Dianne Angus and Ms Kathryn Andrews accrued in accordance with their employment contracts.
(2) Dr David Stamler was appointed as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017.

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2016 Executives' Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Dianne Angus (1)	329,690	-	19,307	6,051	-	355,049
Kathryn Andrews (1)	115,319	-	10,820	-	-	126,139
	445,009	-	30,127	6,051	-	481,188

(1) Base Fee includes movements in annual leave provision for Ms Dianne Angus and Ms Kathryn Andrews accrued in accordance with their employment contracts.

	Short Term Benefits		Post-Employment	Long Term Benefits	Equity
2015 Executives' Remuneration	Base Fee A$	Other A$	Superannuation Contribution A$	Long-service Leave A$	Options A$	Total A$
Phillip Hains (2)	100,000	-	-	-	-	100,000
Dianne Angus (1)	326,346	-	18,783	2,874	170,397	518,401
Kathryn Andrews (3)	81,233	-	7,541	82	-	88,857
Richard Revelins (4)	39,926	-	-	-	-	39,926
	547,506	-	26,324	2,957	170,397	747,184

(1) Base Fee includes movements in annual leave provision for Ms Dianne Angus and Ms Kathryn Andrews accrued in accordance with their employment contracts.
(2) Mr. Hains retired from his appointment as Acting Chief Financial Officer on November 4, 2014;
(3) Ms Andrews was appointed as Chief Financial Officer on November 4, 2014;
(4) Mr. Richard Revelins retired from his appointment as Company Secretary and Chief Financial Officer on November 4, 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. RELATED PARTY TRANSACTIONS (continued)

The following Director was under contract during the year ended June 30, 2017:

Directors	Duration	Notice Requirements	Termination
Geoffrey Kemplser	Until termination by either party. Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days' notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days' notice	Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Group may terminate with 90 days' notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		With Cause the Group may terminate with 30 days' notice	Bonus pro-rated only if termination occurs in 1st year

The following Senior Executives were under contract during the year ended June 30, 2017:

Key management personnel	Duration	Notice Requirements	Termination
Kathryn Andrews	Until termination by either party. Signed 11 November 2014	Ms Andrews may terminate with 30 days' notice, or	Accrued entitlements including all unreimbursed business expenses
		Without Cause the Group may terminate with 30 days' notice, or	Permitted to keep and/or exercise options that have vested at the time of termination
With Cause the Group may terminate without notice

Key management personnel	Duration	Notice Requirements	Termination
Dianne Angus	Until termination by either party. Signed 2 October 2006. Letter Agreement signed 12 June 2007	For Good Reason Ms Angus May terminate with 30 days' notice
   Pay remuneration entitlements 3 months from
the time of termination (less any payout made
for the notice period). The Group can elect to
pay such sum as cash, equity in the Group or
as a combination of both cash and equity

Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		Without Good Reason Ms Angus may terminate with 120 days' notice	Permitted to keep and/or exercise options that have vested at the time of termination
Accrued entitlements including all unreimbursed business expenses
Without Cause the Group may terminate with 120 days' notice
Pay remuneration entitlements 3 months from
the time of termination (less any payout made
for the notice period). The Group can elect to
pay such sum as cash, equity in the Group or as
a combination of both cash and equity

Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		With Cause the Group may terminate without notice	Accrued entitlements including all unreimbursed business expenses
Permitted to keep and/or exercise options that have vested at the time of termination

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. RELATED PARTY TRANSACTIONS (continued)

Key management personnel	Duration	Notice Requirements	Termination

David Stamler	Until termination by either party. Signed 18 April 2017.	Each party is required to provide 3 months' notice, increasing to 6 months' notice after 18 months of employment, unless otherwise agreed in writing	Accrued entitlements including all unreimbursed business expenses
Unexercised options shall be exercisable within 30 days after the date of termination
		With Cause, the Group may terminate at any time upon written notice	Accrued entitlements including all unreimbursed business expenses
Unexercised options shall be exercisable within 30 days after the date of termination

c.   Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2016	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2017
	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson	-	-	-	-	-
Dianne Angus	146,128	-	-	-	146,128
Kathryn Andrews	-	-	-	-	-
David Stamler (1)	-	-	-	-	-

	18,753,571	-	-	-	18,753,571

Fully Paid Ordinary Shares of the Company	Balance July 1, 2015	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2016
	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson	-	-	-	-	-
Dianne Angus	146,128	-	-	-	146,128
Kathryn Andrews	-	-	-	-	-

	18,753,571	-	-	-	18,753,571

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. RELATED PARTY TRANSACTIONS (continued)

c.   Key Management Personnel Equity Holdings (continued)

Fully Paid Ordinary Shares of the Company	Balance July 1, 2014	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2015
	No.	No.	No.	No.	No.
Geoffrey Kempler	17,811,000	-	-	200,000	18,011,000
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Lawrence Gozlan	-	-	-	-	-
Ira Shoulson	-	-	-	-	-
Dianne Angus	146,128	-	-	-	146,128
Kathryn Andrews (2)	-	-	-	-	-

	18,753,571	-	-	200,000	18,753,571

(1) Opening balance on appointment as Senior Vice President Development and Chief Medical Officer on 15 May 2017.
(2) Balance at date of appointment, November 4 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. RELATED PARTY TRANSACTIONS (continued)

c.   Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2016 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During 2017 fiscal year	Balance June 30, 2017 No.	Total Vested and Exercisable June 30, 2017 No.	Total Unvested June 30, 2017 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson	-	-	-	-	-	-	-	-	-	-
Dianne Angus	1,317,819	1,200,000	-	(157,819)	-	-	-	2,360,000	1,160,000	1,200,000
Kathryn Andrews	-	500,000	-	-	-	-	-	500,000	-	500,000
Dr. David Stamler (1)	-	4,000,000	-	-	-	-	-	4,000,000	-	4,000,000
	9,317,819	5,700,000	-	(157,819)	-	-	-	14,860,000	9,160,000	5,700,000

Share Options of the Company	Balance July 1, 2015 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No	Options Forfeited No.	Net Change Other	Options Vested During 2016 fiscal year	Balance June 30, 2016 No.	Total Vested and Exercisable June 30, 2016 No.	Total Unvested June 30, 2016 No.
Geoffrey Kempler	4,000,000	-	-		-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-		-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-		-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-		-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-		-	-	-	1,000,000	1,000,000	-
Ira Shoulson	-	-	-		-	-	-	-	-	-
Dianne Angus	1,317,819	-	-		-	-	-	1,317,819	1,317,819	-
Kathryn Andrews (3)	-	-	-		-	-	-	-	-	-
	9,317,819	-	-	-	-	-	-	9,317,819	9,317,819	-

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. RELATED PARTY TRANSACTIONS (continued)

c.   Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2014 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During 2015 fiscal year	Balance June 30, 2015 No.	Total Vested and Exercisable June 30, 2015 No.	Total Unvested June 30, 2015 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson	-	-	-	-	-	-	-	-	-	-
Richard Revelins (2)	500,000	-	-	-	-	(500,000)	-	-	-	-
Dianne Angus	317,819	1,000,000	-	-	-	-	-	1,317,819	1,317,819	-
Phillip Hains (2)	-	-	-	-	-	-	-	-	-	-
Kathryn Andrews (3)	-	-	-	-	-	-	-	-	-	-
	8,817,819	1,000,000	-	-	-	(500,000)	-	9,317,819	9,317,819	-

(1) Opening balance on appointment as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017
(2) Balance at date of retirement, November 4 2014
(3) Balance at date of appointment, November 4 2014.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. SEGMENT INFORMATION

The Company's Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Company's performance and determine the allocation of resources.  The Company's activities are predominantly within Australia and cover research into Parkinsonian movement disorders, Alzheimer's disease, Huntington disease, and other neurodegenerative disorders.  Accordingly, the Company has identified one reportable segment.

22. FINANCIAL INSTRUMENTS

The Company's activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Company's overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit, Risk and Compliance Committee.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2017	2016
	A$	A$
Cash and cash equivalents (USD)	17,508,482	21,890,509
Cash and cash equivalents (€EUR)	164	-
Cash and cash equivalents (£GBP)	1,421	-
Trade and other payables (USD)	(6,509)	(36,348)
Trade and other payables (€EUR)	-	(10,176)
Trade and other payables (£GBP)	-	(2,437)
Total exposure	17,503,558	21,841,548

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/GBP and AUD/EUR exchange rates over the past 5 years based on the year-end spot rates, which is 7.96% (2016: 3%).  The variables for USD, GBP and EUR being 3%, 12% and 3% respectively.  All the amounts in the table below are displayed in Australian Dollars (A$).

Based on the financial instruments held at 30 June 2017, had the Australian dollar weakened/strengthened by 7.96% against the USD with all other variables held constant, the Group's post-tax profit for the year would have been A$1,392,754 lower/higher (2016: $634,419 lower/higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table.  The Company's exposure to other foreign exchange movements is not material.

We realized a foreign exchange loss of A$656,019 for the year ended June 30, 2017 compared to a foreign exchange gain of A$950,720 for the year ended June 30, 2016 and a foreign exchange loss of A$4,953,253 for the year ended June 30, 2015. In 2017, the Australian dollar depreciated against the U.S. dollar by 4.12%.  In 2016, the Australian dollar depreciated against the U.S. dollar by 3%, while in 2015, the Australian dollar depreciated against the U.S. dollar by 18%.

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22. FINANCIAL INSTRUMENTS (continued)

(ii) Interest Rate Risk

The Company has an exposure to interest rate risk, which is the risk that a financial instrument's value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Company's exposure to interest rate risk has not changed since the prior year.

At June 30, 2017, the Company had the following cash accounts:

• A$1,099,932 in an Australian dollar transaction account at an interest rate of 0.60% as of June 2017;
• A$73,301 in an Australian dollar transaction account at an interest rate of 0.05% as of June 2017;
• A$49,081 in an Australian dollar transaction account at an interest rate of 0.00% as of June 2017;
• A$34 in an Australian Trust account at an interest rate of 0% as of June 2017;
• US$13,438,903 (A$17,535,100) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2017;
• A$2,000,000 in a two month term deposit at a fixed interest rate of 1.70% which matures on July 2, 2017;
• A$43,988 in a one year term deposit at a fixed interest rate of 2.55% which matures on March 7,2018;
• A$150,000 in a three month term deposit at a fixed interest rate of 2.10% which matures on September 11, 2017;
• A$1,000,000 in a two month term deposit at a fixed interest rate of 2.15% which matures on July 19, 2017.

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

22. FINANCIAL INSTRUMENTS (continued)

Receivables and payables are non-interest bearing.

The Company's exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2017	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	18,680,923	3,150,000	-	54,034	21,884,957	0.33%
Trade and other receivables	-	-	-	3,035,573	3,035,573
Other current assets	-	43,988	-	285,613	329,601	2.55%
Other non-current assets	-	-	-	-	-

Total Financial Assets	18,680,923	3,193,988	-	3,375,220	25,250,131	0.88%

Financial Liabilities		-	-
Trade and other payables	-	-	-	892,434	892,434

Total Financial Liabilities	-	-	-	892,434	892,434

June 30, 2016	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	22,440,074	6,150,000	-	3,464	28,593,538	0.68%
Trade and other receivables	-	-	-	4,786,765	4,786,765
Other current assets	-	-	-	276,504	276,504
Other non-current assets	-	-	43,988	-	43,988	2.85%

Total Financial Assets	22,440,074	6,150,000	43,988	5,066,733	33,700,795

Financial Liabilities
Trade and other payables	-	-	-	1,748,566	1,748,566

Total Financial Liabilities	-	-	-	1,748,566	1,748,566
Financial Assets

PRANA BIOTECHNOLOGY LIMITED
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22. FINANCIAL INSTRUMENTS (continued)

(b)    Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Company.  The Company has no significant concentration of credit risk and it is not the Company's policy to hedge credit risk.

The Company ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.

There has been no significant change in the Company's exposure to credit risk since the previous year.  The carrying amount of the Company's financial assets represents the maximum credit exposure.

(c)    Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities.  The Company manages liquidity risk by maintaining sufficient bank balances to fund its operations and the availability of funding through committed credit facilities.

Management monitors rolling forecasts of the Company's liquidity reserve on the basis of expected cash flows.

	Maturities of Financial Liabilities
2017	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	892,434	-	-	892,434	892,434
Total	892,434	-	-	892,434	892,434

2016	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	1,748,566	-	-	1,748,566	1,748,566
Total	1,748,566	-	-	1,748,566	1,748,566

(d)    Capital Risk Management

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value.  In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company's constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in Notes 10, 11 and 12.  By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company's Management the Board monitors the need to raise additional equity from the equity markets.

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

In 2017 and 2016, none of the Company's assets and liabilities except for the other financial liabilities had their fair value determined using the fair value hierarchy.  The other financial liabilities are classified as level 2 instruments. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Prana Biotechnology Limited

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Dated August 31, 2017