Form 20-F
period 2018-06-30
PRANA BIOTECHNOLOGY LTD
filed 2018-08-31
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2018

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

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of principal executive offices)

Geoffrey Kempler, Chief Executive Officer

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

+61 3 9349 4906 (phone) ; +61 3 9348 0377 (fax)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
American Depositary Shares,	NASDAQ Capital Market
each representing sixty Ordinary Shares

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2018 ……………533,891,470

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

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Yes  ☐    No  ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8 (File No. 333-153669) and our Registration Statement on Form F-3 (Files No. 333-220886).

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

iii

iv

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

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated. The following selected consolidated financial data as of June 30, 2018 and 2017 and for the years ended June 30, 2018, 2017 and 2016 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of June 30, 2016, 2015 and 2014 and for the years ended June 30, 2015 and 2014 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	Year Ended June 30,
	2018	2017	2016	2015	2014
	(in A$, except loss per share and number of shares)
Revenue from continuing operations	201,174	132,396	142,657	176,842	363,775
Other income	3,125,775	3,022,673	4,753,697	6,317,438	7,845,396
Research and development expenses	(6,698,016)	(5,700,339)	(9,585,371)	(12,298,167)	(14,908,098)
General and administration expenses	(4,341,058)	(3,968,630)	(3,610,551)	(4,506,122)	(4,925,411)
Intellectual property expenses	(224,580)	(241,892)	(241,954)	(257,299)	(477,079)
Other operating expenses	(58,172)	(126,071)	(45,276)	(39,210)	(451,251)
Finance expense – ADDF	-	-	-	-	(29,978)
Other gains and losses	(270,860)	(660,213)	857,247	4,721,449	(746,593)
Net loss	(8,265,737)	(7,542,076)	(7,729,551)	(5,885,069)	(13,329,239)
Loss per share in cents – basic and diluted	(1.55)	(1.41)	(1.45)	(1.17)	(3.11)
Weighted average number of ordinary shares outstanding - basic and diluted	533,891,470	533,891,470	533,891,470	502,714,982	428,047,123

Balance Sheet Data

	As at June 30,
	2018	2017	2016	2015	2014
	(in A$)
Cash and cash equivalents	15,235,556	21,884,957	28,593,538	34,909,574	34,167,018
Working capital	16,010,651	23,659,659	31,299,470	39,025,487	37,597,770
Total assets	18,726,013	25,280,946	33,725,020	41,834,382	41,640,855
Net assets	16,081,157	23,690,034	31,367,213	39,113,264	37,686,287
Issued capital	143,910,328	144,018,006	146,879,214	146,895,714	140,009,415
Share based payment reserves	1,753,954	2,320,480	9,363,181	9,363,181	8,937,434
Accumulated deficit during development stage	(129,583,125)	(122,648,452)	(124,875,182)	(117,145,631)	(111,260,562)
Total equity	16,081,157	23,690,034	31,367,213	39,113,264	37,686,287

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

Year Ended June 30,	At Period End	Average Rate	High	Low
2014	0.9439	0.9183	0.9757	0.8659
2015	0.7655	0.8369	0.9457	0.7580
2016	0.7432	0.7289	0.7817	0.6855
2017	0.7676	0.7544	0.7733	0.7174
2018	0.7399	0.7753	0.8105	0.7355

Month	High	Low
April 2018	0.7784	0.7543
May 2018	0.7595	0.7445
June 2018	0.7677	0.7355
July 2018	0.7466	0.7322
August 2018 (up to August 24, 2018)	0.7428	0.7233

The exchange rate on August 24, 2018 was U.S.$0.7332 = A$1.00.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have not sufficiently advanced the development of any of our product candidates, to market or generate revenues from their commercial application. We have incurred losses in every period since we began operations in 1997 and reported net losses of A$ 8,265,737, A$7,542,076 and A$7,729,551 during the fiscal years ended June 30, 2018, 2017 and 2016, respectively. As of June 30, 2018, our accumulated deficit was A$ 129,583,125. We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence clinical trials of our product candidates that includes PBT434 for Parkinsonian diseases, prospectively PBT2 for Huntington disease or alternative indications and the development of other compounds.

Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

•	the continued progress of our research and development programs;
•	the timing, scope, results and costs of nonclinical studies and clinical trials;
•	the cost, timing and outcome of regulatory submissions and approvals;
•	determinations as to the commercial potential of our product candidates;
•	our ability to successfully expand our contract manufacturing services;
•	our ability to establish and maintain collaborative arrangements; and
•	the status and timing of competitive developments.

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

We did not raise any funds from the sale of our ordinary shares pursuant to our at-the-market offering facility in the years ended June 30, 2018 and 2017. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

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

Risks Related To Our Business

We are a development stage company of pharmaceutical products and our success is uncertain.

We are a development stage company whose pharmaceutical products are designed to treat degenerative diseases of the brain. We have not sufficiently advanced the development of any of our candidate products, to market or generate revenues from their commercial application.  Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

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

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive nonclinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from such nonclinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate adequate safety or sufficient effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular desired indication could harm development of that product candidate for other indications as well as other product candidates.

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

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all.  Our ability to commence and complete clinical trials may be delayed by many factors, including:

•	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;
•	slower than expected patient enrollment;
•	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;
•	unforeseen safety issues; or
•	lack of efficacy or unacceptable toxicity during the clinical trials or nonclinical studies.

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

We lack the resources to manufacture any of our product candidates on a clinical or commercial scale and do not currently have, nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials.. We rely on collaborators and/or third parties for development, scale-up, formulation, optimization, management of clinical trial and commercial scale manufacturing and commercialization. There are no assurances we can scale-up, formulate or manufacture any product candidate in sufficient quantities with acceptable specifications for the conduct of our clinical trials or for the regulatory agencies to grant approval of such product candidate. We have not yet commercialized any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with good manufacturing practices (GMP) and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse event, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. We may not be able to meet specifications previously established for product candidates during scale-up and manufacturing.

There may be a limited number of third parties who can manufacture our products. Our reliance on third parties to manufacture our product candidates will expose us and our partners to risks including the following, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenue:

•	Contract manufacturers can encounter difficulties in achieving the scale-up, optimization, formulation, or volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with FDA, International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use ("ICH"), European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of our product candidate materials for clinical study, leading to delays in our trials.
•	For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or identifying future manufacturers may be difficult. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with FDA, ICH, European and other mandated GMP regulations and/or guidelines. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.
•	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

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

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities.  Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration, or TGA; the Food and Drug Administration, or FDA, in the United States; and the European Medicines Agency, or EMA.  These processes can take many years and require the expenditure of substantial resources.  Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, insufficient efficacy, clinical side effects or patient risk profiles, or medical contraindications.

Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialization of our pharmaceutical product candidates.  We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

Even if regulatory authorities approve any of our product candidates, the manufacture, labeling, storage,  recordkeeping, reporting, distribution, advertising, promotion, marketing, sale, import and export of these drugs  will be subject to strict and ongoing regulation. If we, our partners, our product candidates or the manufacturing facilities for our product candidates fail to comply with applicable regulatory requirements, a regulatory agency may suspend any ongoing clinical trials; issue warning letters or untitled letters; suspend or withdraw regulatory approval; refuse to approve pending applications or supplements to applications; suspend or impose restrictions on operations; seize or detain products, prohibit the export or import of products, or require us to initiate a product recall; seek other monetary or injunctive remedies; or impose civil or criminal penalties.

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

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Alzheimer’s disease, Huntington disease, Parkinsonian diseases or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all.  Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

Positive results in previous clinical trials of a product candidate may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, results from completed pre-clinical studies and clinical trials may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

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

If we fail to comply with our reporting and payment obligations under the Medicaid program or other governmental pricing programs, we could be subject to additional reimbursement requirements, penalties, sanctions and fines which could have a material adverse effect on our business, financial condition, results of operations and growth prospects.

Pricing and rebate calculations vary among products and programs. The calculations are complex and will often be subject to interpretation by us, governmental or regulatory agencies and the courts. If we become aware that our reporting of pricing data for a prior quarter was incorrect, we will be obligated to resubmit the corrected data. For the Medicaid drug rebate program, corrected data must be submitted for a period not to exceed twelve quarters from the quarter in which the data originally were due. Such restatements and recalculations increase our costs for complying with the laws and regulations governing the Medicaid drug rebate program and other governmental pricing programs.

We may be liable for errors associated with our submission of pricing data. If we are found to have knowingly submitted false pricing data to the Medicaid program, we may be liable for civil monetary penalties in the amount of up to $100,000 per item of false information. Our failure to submit pricing data to the Medicaid program on a timely basis could result in a civil monetary penalty of $10,000 per day for each day the information is late. Such failure also could be grounds to terminate our Medicaid drug rebate agreement, which is the agreement under which we might participate in the Medicaid drug rebate program. In the event that our rebate agreement is termianted, federal payments may not be available under Medicaid for our covered outpatient drugs. We cannot assure you that our submissions will not be found to be incomplete or incorrect.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. The implementation of cost containment measures or other healthcare reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and results of operations.

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

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. On March 4, 2016, our Board of Directors resolved to change the ratio of our Ordinary Shares to ADSs from one (1) ADS representing 10 Ordinary Shares to 1 ADS representing 60 Ordinary Shares, which was effective March 24, 2016. During the two fiscal years ended June 30, 2018 and subsequently until August 31, 2018, the market price for our ordinary shares on the ASX has, after giving effect to the implementation of the reverse ratio, ranged from as low as A$0.041 to a high of A$0.15 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$1.52 to a high of U.S.$6.69. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development.  We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2016 we sold A$7.1 million of additional ordinary shares under this program. We made no sales under this facility during the during the two fiscal years year ended June 30, 2018. On October 13, 2016, we entered into an At-Market Issuance Sales Agreement, for an at—market offering program under which we may from time to time sell up to an aggregate of $44,460,787 of our ordinary shares represented by ADSs. On November 8, 2017 we entered into Amendment No. 1 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. Since July 1, 2018 and to date, we sold A$166,571 of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and through June 30, 2018 we sold an aggregate of 167,113,270 ordinary shares under this facility and raised a total of A$46.5 million (U.S.$42.5 million) in gross proceeds.

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

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely affect the value of the f the ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2018. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. U.S. residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

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

Our legal and commercial name is Prana Biotechnology Limited. We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter. Our registered office is located at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia and our telephone number is 011-61-3-9824-5254. Our principal executive office is located at Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia and our telephone number is 011-61-3-9349-4906. Our website address is www.pranabio.com. The information in our website is not incorporated by reference into this annual report.

Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses. While we historically focused on drugs targeting Alzheimer’s disease and Huntington disease, we are presently concentrating our efforts on drugs targeting Parkinsonian diseases. Other potential applications for our therapies include neurodegenerative disorders, certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and a variety of orphan neurodegenerative disorders. Our technology is the outcome of many years of intense research from some of the leading scientists in the world in the area of age-related degenerative diseases. In August 2009, a key patent protecting our clinical drug asset PBT2 was granted by the European Patent Office, or the EPO. The patent entitled ‘8-Hydroxyquinoline derivatives’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington disease. The European patent has a 20-year term expiring on July 16, 2023, with a possible extension of the term of up to five additional years under supplementary protection provisions. In November 2009, our key patent protecting our clinical drug asset PBT2 was granted in the United States. The U.S. patent, which is also entitled ‘8-Hydroxyquinoline derivatives,’ covers the composition of matter of selected families of 8-Hydroxyquinoline compounds, including PBT2, and will expire on December 21, 2025. It is possible that the patent may be further extended in the future under the pharmaceutical extension of term provisions that apply in the United States. In March 2015, claims to the use of PBT2 in the treatment of Alzheimer’s disease were granted and in October 2015, claims to the use of PBT2 for the treatment of Huntington disease were granted. In April 2011, the Japanese Patent Office granted the same patent, also entitled ‘8-Hydroxyquinoline derivatives’, with the claimed subject matter encompassing compounds and pharmaceutical compositions containing PBT2 and the use of the compounds for the treatment of Alzheimer’s disease. The Japanese patent will expire on July 2023 and may be eligible for pharmaceutical extension of patent term for up to a further five years. In December 2011, claims for our key patent protecting our product candidate for Parkinson’s disease, PBT434 was granted in the United States. The patent is entitled ‘Neurologically Active Compounds’ and covers the composition of matter and pharmaceutical compositions of selected families of 8-hydroxyquinazolinone compounds, including PBT434. In March and April 2013, we also received a Notice of Grant from the Canadian Patent Office and European Patent Office, respectively, for our key patent protecting PBT434.  The patents, which are entitled, ‘Neurologically Active Derivatives’ cover the composition of matter of selected quinazolinone compounds, including PBT434. These two cases also included additional granted claims to the use of the compounds for the treatment of neurodegenerative diseases.

Our technology has progressed to yield a diversified library of chemical compounds, which may yield future product candidates across various neurodegenerative indications. In June 2018, we commenced a Phase I Clinical Trial evaluating the safety, tolerability and pharmacokinetics in healthy volunteers of PBT434, our drug candidate for treatment of Parkinsonian diseases. Future clinical studies with PBT2 may depend on the either lifting the Partial Clinical Hold (PCH) which currently restricts drug exposure levels and/or the possible development of PBT2 for new therapeutic indications. See “Item 4.B. – Information on the Company – Business Overview – Clinical Trials for Our Product Candidates”).

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2018, our capital expenditures have totaled A$92,630.

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

Work conducted at the University of Melbourne and MGH demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease. Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we historically concentrated our resources toward the pursuit of our disease targets and creation of a chemical library of proprietary molecules. Our research efforts led to the development of a novel compound, PBT2, a low molecular weight chemical entity that demonstrates a significant pre-clinical improvement over PBT1, and currently a library of over 2,000 other molecules from different chemical scaffolds. More recently, our research efforts have focused on identifying novel compounds that bind and redistribute labile (or reactive) iron that is increased in Parkinsonian diseases and thought to be implicated in their pathogenesis.

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

Platform Technology, Discovery and Translational Research Programs

We regard our intellectual property as a “platform technology” since we believe that it addresses the causes of a broad spectrum of neurodegenerative and age-related diseases based on the interrelationship of metals and proteins. Historically, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, Huntington disease and Parkinsonian movement disorders. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the inter-relationship between certain metals and proteins, and we believe that the platform technology may also be applicable for certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease and other neurodegenerative diseases. To date, we have performed in vivo evaluations of our product candidates in a range of mouse animal models including models of Alzheimer’s disease, Huntington disease, Parkinsonian diseases, brain cancer and traumatic brain injury.

Product candidates are selected from our chemical library on the basis of rational drug design. Product candidates are designed to fulfill very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier, and demonstrate significant effectiveness in both nonclinical in vitro and in vivo testing.

To increase depth and breadth of our pipeline into new neurodegenerative indications, we have continued to develop our ‘two tier’ Translational Research program structure during 2018. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel agents of interest based on their mechanism of action profile. Our discovery research has established Structure Activity Relationships (“SAR”) within chemical moieties that guide our chemists towards the design of novel therapeutics. The discovery phase also includes preliminary bioavailability and pharmacokinetic characterization. The second tier comprises ‘translational’ animal modeling programs to test and validate new candidates as potential development product candidates. To date, our library comprises more than 2,000 compounds. Using SAR that has been developed over years of testing and validation by Prana scientists, new compounds are being generated that retain functionality across diverse and novel chemical scaffolds.

Over the last year, new compounds from several scaffolds were synthesized and began mechanistic profiling. The compounds are initially screened for activity in biological systems relevant to the candidate diseases we are targeting. The compounds are initially screened for activity in biological systems relevant to the candidate diseases we are targeting. New screens are being investigated that will assess the ability of a compound intercede in the pathogenic steps thought to underly the disease processes for target diseases. Such steps include pathologic protein aggregation and downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program may be progressed as back up compounds in Alzheimer’s disease and Huntington disease, Parkinsonian diseases and/or new indications in neurodegeneration, in particular, orphan indications.

Our lead product candidate in Parkinsonian diseases, PBT434, has progressed through extensive testing in Parkinson’s disease and has also demonstrated efficacy in several animal models of ‘atypical Parkinsonian disorders, including Multiple System Atrophy and Progressive Supranuclear Palsy.

Novel drug candidates have been identified in the discovery phase of the research program during 2018 and planning is underway to evaluate the most promising candidates into the Translational Research program.

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

During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Florey Institute of Neuroscience and Mental Health in Melbourne, or the Florey Institute, to assist in the efficacy evaluation of novel compounds in models relevant to Parkinson’s disease, specifically the 6-hydroxydopamine mouse model and the MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model. The toxins used in these two mouse models mimic the disease by causing impairment of the cells of the substantia nigra, the area of the brain primarily affected in Parkinson’s disease, and subsequent loss of motor function. During 2009 and 2010, our lead Parkinson’s disease treatment candidate emerged, PBT434, based on significant improvement in motor function and coordination in both models. Of note, PBT434 improved relevant indices when administered after toxins had destroyed significant amounts of substantia nigra tissue, indicating that the compound can restore and maintain normal neuronal function. During 2011, further mechanistic characterisation work demonstrated that PBT434 reduced the accumulation of the target protein in Parkinson’s disease, alpha-synuclein.

In August 2011, the New York-based Michael J. Fox Foundation awarded us a $206,000 grant entitled, ‘PBT434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials.’ The research supported by this grant has included various nonclinical studies (safety pharmacology, general toxicology, genetic toxicology), the results of which allowed the compound to be positioned for Phase 1 clinical trials in healthy volunteers and larger scale animal toxicology studies that will enable clinical trials in applicable subjects.

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

In June 2013, Prana’s science was highlighted at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders, in Sydney, Australia. Professor Colin Masters, Director of The Mental Health Research Institute at the Florey Institute and Assoc. Professor David Finkelstein presented data showing that PBT434 prevented the aggregation of alpha synuclein, the protein target in Parkinson’s and other movement disorders. The ability of PBT434 to reduce alpha synuclein accumulation has highlighted the potential for PBT434 to treat other movement disorders characterized by the over expression alpha synuclein including the orphan disease Multiple System Atrophy, which is a rare form of “atypical parkinsonism”.

Mechanistic work has demonstrated that PBT434 reduces oxidative stress and inhibits the aggregation of toxic α-synuclein species. Part of this investigation was supported by Parkinson’s UK grant of £150,000, awarded in 2013 to Leeds University in collaboration with Associate Professors David Finkelstein and Robert Cherny of the Florey Institute. In 2017, Drs. Finkelstein, Cherny and colleagues published data indicating that PBT434 prevented cell death in the substantia nigra in a dose-dependent manner. The data also demonstrated the therapeutic potential of PBT434 to slow neurodegeneration with results in multiple Parkinson’s disease models, including a transgenic model of Parkinson’s disease (A53T) in which mice over-expressed the alpha-synuclein protein. In A53T mice, animals treated with PBT434 exhibited significantly increased numbers of s.nigra neurons and a significant reduction in insoluble α-synuclein and incidence of clasping behavior. These results showed that PBT434 lowered alpha-synuclein, preserved neurons and simultaneously improved motor performance. The paper was entitled, “The novel compound PBT434 prevents iron mediated neurodegeneration and alpha-synuclein toxicity in multiple models of Parkinson’s disease” and was published in Acta Neuropathol Comm.

PBT434 has also been profiled in mouse models of atypical Parkinsonian conditions, including orphan diseases such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP), a tauopathy. An outline of results include:

•	In an animal model of MSA, PBT434 prevents α-synuclein aggregation and preserves neurons in the s. nigra and decreased the number of glial cell inclusions in the brains of treated animals. Glial cell inclusions are the pathological hallmark of MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration. The pathologic benefits were associated with improved motor function in treated animals.

•	In mutant overexpressing tau mice, rTg4510, PBT434 has demonstrated significant improvement in the Y-maze cognitive assessment and resulted in a significant reduction in the number of abnormal tau deposits in the hippocampus of 12 month old mice.

A comprehensive nonclinical program has been conducted to evaluate PBT434’s profile in support of Phase 1 studies in healthy volunteers. PBT434 had no relevant off-target binding activity in a broad panel of protein interactions. PBT434 did not have significant inhibitory activity of the hERG channel relevant to expected human plasma concentrations in a GLP study. PBT434 was well-tolerated in safety pharmacology studies (GLP cardiovascular, respiratory and central safety pharmacology studies) and in GLP 28-day general toxicity studies in the rat and dog. PBT434 is subject to diverse metabolic pathways and is brain penetrant.

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

During 2015 and 2016, three new PBT2 Phase 1 trials were successfully completed. The data from these trials have provided further safety, pharmacokinetic and pharmacodynamic information on PBT2 and will assist in the design of Phase 3 protocols for PBT2. These Phase 1 studies comprised:

•	A drug to drug interaction study, ‘PBT2-104’. Based on in vitro metabolism studies indicating that PBT2 is both a substrate for, and an inhibitor of, CYP1A2, this study was designed to investigate the potential for drug to drug interactions in healthy volunteers when PBT2 is concurrently administered with other agents metabolized by this CYP450 isozyme.
•	A food interaction Study, PBT2-103’. Healthy volunteers were randomized into 2 dosing groups; one which was administered 250mg PBT2 after a 12 hour fast, the other which was administered 250mg PBT2 after a prescribed FDA meal. Blood samples were taken over multiple time points over 24 hours to determine the pharmacokinetic profile of PBT2 and its metabolites.
•	Evaluation of the three pharmacokinetic parameters, absorption, metabolism and excretion (ADME) of [C]-PBT2 and to estimate the Absolute Bioavailability of PBT2 in healthy volunteers, ‘PBT2-102’ to understand the passage of the drug in humans after administration.

Notwithstanding the clinical safety demonstrated to date with PBT2 in our Phase II programs in Alzheimer’s disease and Huntington disease, in February 2015 we reported that the FDA had placed PBT2 on Partial Clinical Hold, or PCH, based on particular nonclinical neurotoxicology findings in a dog study. These dog findings limit the dose of PBT2 that we can use in future trials. With the assistance of third party specialist pharmacometricians, clinical safety physicians and clinical pharmacologists, we have undertaken extensive safety analyses to characterize the behavior of PBT2 drug exposure in the dog and human and how this translates to the comparative safety profile in the dog relative to humans. Based on the emerging strong safety profile for PBT2, we have prepared a robust safety monitoring plan for future trials in Huntington disease. These plans, the pharmacological evidence and a Phase 3 protocol were submitted to the FDA in 2016 as part of our response to the PCH and to the Swedish Medical Products Agency (MPA) and the United Kingdom’s Medicines and Healthcare Products Regulatory Agency (MHRA) for non-binding scientific advice. The collective response from the FDA and advice from the European regulators was that more characterization of the nature of the dog neurotoxicity findings and its reversibility would be required to support the future development of PBT2 in Huntington disease. We are considering our options to continue development of PBT2, which may include conducting further toxicology studies, investigating the utility of lower doses and/or clinical development of PBT2 in alternative therapeutic indications.

In June 2018, we commenced our Phase I first in human single ascending dose/multiple ascending dose study in Australia with PBT434. The study is evaluating the safety, tolerability and pharmacokinetics of PBT434 in healthy volunteers administered single and multiple doses of PBT434. It is anticipated that the single ascending dose part of the study will complete by the end of the 2018 calendar year and the Multiple Ascending Dose part of the study will complete in the first half of 2019.

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

Patent Portfolio

Over the last year Prana has been busy prosecuting new patents across international jurisdictions. Such patents are principally directed to new chemical composition of matter claims. New data is also leading to potential new patent filings to the use of those compounds for specific disease indications. The company also continues to pursue new intellectual property and the discovery of novel chemical entities that may be effective drugs for neurodegenerative diseases.

We aim to file new patents according to those developments. All new IP is thoroughly searched, analyzed and drafted with the objective of satisfying the legal requirements of IP offices in the major jurisdictions, particularly the USA.

Over the last year, Prana chemists have synthesized a number of different compounds from different chemical classes, with many compounds displaying compelling results in our biological assays. These assays themselves are continually tested and evolve to reflect the latest technology available to our scientists. In some situations, the assays themselves are new and valuable IP, however our focus is upon the protection of the chemical targets themselves. The majority of efforts by the IP team have been devoted to developing and analyzing these new candidates and assays, in view of further patent applications, as successful results allow.

A total of eight patent case families protect Prana’s core MPAC technology. The first case is directed to the 8-hydroxyquinoline chemical class which covers PBT2 and other lead 8-hydroxyquinoline compounds. Another five cases are directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold. In the past 12 months a ‘national phase’ patent case has been prosecuted in 12 major countries selected back in April 2017, including China, Europe, Japan and the USA. The majority of these patent cases include claims to MPAC compositions of matter and the uses of these compounds in numerous neurological disorders. Notably these cases include composition of matter claims to Prana’s lead MPACs for Parkinson’s disease/movement disorders and brain cancer. Also in the last 12 months, a case has transitioned through the PCT International phase, being directed to a new use for PBT2 that is not a neurodegenerative disease.

Patent prosecution update

PATENT	STATUS	INVENTION
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand and the USA. A case has been Granted in Europe and has been validated in separate countries. An application is under examination in Brazil.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Quinazolinone compounds” Filed: 24 December 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease. Particularly new 2,3 disubstituted F4 compounds.

“4H-Pyrido(1,2-a) Pyrimidin-4-one compounds” Filed: 2 December 2014 (prov) Applicant: Prana Biotechnology Limited	PCT National phase patent applications has been filed in Australia, Brazil, Canada, China, EA, EU, India, Japan, Malaysia, NZ, Korea and the USA.	This invention is directed to novel MPAC compounds for the treatment of neurodegenerative diseases. Particularly new ‘F3’ compounds.

PATENT	STATUS	INVENTION
“Method of treating immunoglobulin light chain amyloidosis” Filed: 1 July 2016 Applicant: Prana Biotechnology Limited	A PCT patent application has been filed.	This invention is directed to the treatment of light chain amyloidosis with a known compound.

“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: 12 March 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

“A method of the production of 2-substituted-3H-quinazolin-4-ones-II” Filed: 12 March 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

“Processes for the preparation of 8-Hydroxy quinoline Derivatives” Filed: 4 January 2017 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

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

Manufacturing and Raw Materials

The manufacture of pharmaceutical products is complex and requires significant expertise and capital investment, including the development of advanced manufacturing techniques and process controls. We and our contract manufacturers must comply with GMP regulations and guidelines. Manufacturers of pharmaceutical products often encounter difficulties in production, particularly in scaling up and validating initial production. These problems include difficulties with production costs and yields, quality control, including stability of the product, quality assurance testing, operator error, shortages of qualified personnel, as well as compliance with strictly enforced federal, state and foreign regulations. We cannot make any assurances that we will be able to manufacture sufficient quantities of product candidate in a cost-effective or timely manner. Any delays in production would delay our nonclinical and human clinical trials, which could adversely affect our business, financial condition and results of operations. We also cannot make any assurances that we will be able to enter into collaborative or contracting arrangements on acceptable terms with third party manufacturers that will meet our requirements for quality, quantity and timeliness.

We expect that we will be required to design and develop new synthetic pathways and formulations for most, if not all, of the products that we currently intend to develop or may develop in the future. We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain a suitable formulation or an acceptable purity for any product candidate or an acceptable product specification, nonclinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations. We cannot guarantee that it will be possible to scale up new synthetic processes or make the necessary validated process improvements to provide sufficient quantities of drug substance for clinical drug trials, which could indefinitely delay the initiation of clinical trials utilizing drug substance. We also cannot guarantee that the drug substance will be suitable for high throughput drug product manufacturing. This may adversely impact the cost of goods or feasibility of market scale manufacture.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Limited, incorporated in the United States and the United Kingdom, respectively.

D.	Property, Plants and Equipment

Our executive offices are located at Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia, where we occupy approximately 223 square meters. The lease for the facility, which expires on September 17, 2020, has an annual rent of A$75,820. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, USA, where we occupy approximately 911 square feet. The lease for the facility, which expires on October 31, 2019, has an annual rent of US$27,336.

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

Overview

We are a development stage enterprise at an early to mid-stage in the development of our pharmaceutical products that are designed to treat the underlying causes of neurodegeneration of the brain. We have incurred net losses since inception and expect to incur substantial and increasing losses for the next several years as we expand our research and development activities and move our product candidates into later stages of development. All of our product candidates are in discovery phase or early and mid-stage of development and we face the risks of failure inherent in developing drugs based on new technologies. The process of carrying out the development of our products to later stages of development may require significant additional research and development expenditures, including nonclinical testing and clinical trials, as well as for obtaining regulatory approval. To date, we have funded our operations primarily through the sale of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest income.

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have completed four Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. We have completed the “IMAGINE” Phase II biomarker imaging trial in Alzheimer’s disease and a fifty two week open label IMAGINE Extension study and the “Reach2HD” Phase IIa trial in Huntington disease. A Phase I clinical trial of PBT434 in healthy volunteers is currently underway. For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Product Candidates.”

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

Results of Operations

Year ended June 30, 2018 compared to year ended June 2017

Revenue from ordinary activities

Revenue from continuing operations (consisting of interest income only) increased to A$201,174 for the year ended June 30, 2018 from A$132,396 for the year ended June 30, 2017, an increase of A$68,778, or 51.9%. The increase in revenue is primarily attributable to the higher utilization of longer term interest bearing deposits during the current fiscal year.

Other Income

We had other income of A$3,125,775 for the year ended June 30, 2018, relating to eligible research and development activities, on which we are entitled to a 43.5% refundable tax offset under an Australian Government tax incentive that was introduced on July 1, 2011. We had other income of A$3,022,673 for the year ended June 30, 2017 relating to eligible research and development activities, on which we were entitled pursuant to the aforementioned Australian Government tax incentive. The decrease in the research and development tax incentive is attributable to a reduced amount of eligible research and development expenditure.

Research and development expenses

Our research and development expenses increased to A$6,698,016 for the year ended June 30, 2018 from A$5,700,339 for the year ended June 30, 2017, an increase of A$997,677, or 17.5%. The increase is attributable to the increase in activity in relation to the Phase 1 study of our lead product candidate PBT434.

General and administrative expenses

General and administrative expenses increased slightly to A$4,341,058 for the year ended June 30, 2018 from A$3,968,630 for the year ended June 30, 2017, an increase of A$372,428, or 9.4%. The increase is attributable to the share-based payment expense relating to the issue of options to directors and employees, offset by a decrease in head office operating expenses.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased slightly to A$224,580 for the year ended June 30, 2018 from A$241,892 for the year ended June 30, 2017, a decrease of A$ 17,312, or 7.2%.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$270,860 for the year ended June 30, 2018 compared to a foreign exchange loss of A$660,213 for the year ended June 30, 2017. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2018 and 2017 fiscal years, the Australian dollar depreciated against the U.S. dollar and Euro, which had an favorable impact on the Australian dollar value of our cash held in U.S. dollars and Euro. In the 2018 and 2017 fiscal years, the Australian dollar appreciated against the British Pound, which had an unfavorable impact on the Australian dollar value of our cash held in British Pound. In the 2018 fiscal year, we incurred a foreign exchange loss of A$278,117 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$7,257 attributable to foreign currency transactions. In the 2017 fiscal year, we incurred a foreign exchange gain of A$656,019 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$4,194 attributable to foreign currency transactions.

Year ended June 30, 2017 compared to year ended June 2016

Revenue from ordinary activities

Revenue from continuing operations (consisting of interest income only) decreased to A$132,396 for the year ended June 30, 2017 from A$142,657 for the year ended June 30, 2016, a decrease of A$10,261, or 7.19%. The decrease r is primarily attributable to lower cash and cash equivalents held in A$ interest bearing accounts throughout 2017 and lower prevailing interest rates.

Other Income

We had other income of A$3,022,673 for the year ended June 30, 2017, relating to eligible research and development activities, on which we are entitled to a 43.5% refundable tax offset under an Australian Government tax incentive program. We had other income of A$4,753,697 for the year ended June 30, 2016 relating to eligible research and development activities, on which we were entitled pursuant to the aforementioned tax incentive program. The decrease in the research and development tax incentive is attributable to reduced eligible expenditure incurred in the 2017 fiscal year as described below.

Research and development expenses

Our research and development expenses decreased to A$5,700,339 for the year ended June 30, 2017 from A$9,585,371 for the year ended June 30, 2016, a decrease of A$3,885,032, or 40.53%. The decrease in research and development expenses is primarily attributable to the U.S. Food and Drug Administration’s placement of PBT2 on Partial Clinical Hold resulting in significantly reduced PBT2 clinical development and manufacturing related expenses.

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

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$660,213 for the year ended June 30, 2017    compared to a foreign exchange gain of A$857,247 for the year ended June 30, 2016. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2017 and 2016 fiscal years, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2017 and 2016 fiscal years, the Australian dollar depreciated against the British Pound and Euro, which had a favourable impact on the Australian dollar value of our cash held in British Pounds and Euros. In the 2017 fiscal year, we incurred a foreign exchange loss of A$656,019 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange loss of A$4,194 attributable to foreign currency transactions. In the 2016 fiscal year, we incurred a foreign exchange gain of A$951,219 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$93,972 attributable to the trade payables balances that we held in U.S. dollars, British Pounds and Euros and a foreign exchange loss of A$231,803 attributable to foreign currency transactions.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations Issued and Effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2018 that would be expected to have a material impact on us.

Accounting Standards issued but not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2018 reporting periods:

Pronouncement	Title (Issue date)	Effective date	Impact on financial report

IFRS 15	Revenue from contracts with customers	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	We are not currently generating revenue from contracts and thus the impact is expected to be nil.

IFRS 9	Financial instruments	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.

We have not conducted a formal assessment on the impact of IFRS 9 on the classification and measurement of the Group's financial instrument. However based on a preliminary review of the available financial instruments as at the date of this report, the Company does not believe the impact will be material on the basis that the Company's financial instruments primarily comprise of receivables from the Australian Tax Office in relation to R&D tax incentives, along with payables to creditors for services received and they are not affected by IFRS 9 if and when the it becomes applicable.

IFRS 16	Leases	Annual periods beginning on or after January 1, 2019 Earlier application is permitted.

The standard will affect primarily the accounting for our operating leases. As at the reporting date, the Company has non-cancellable operating lease commitments of A$227,006. We have not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect our profit and classification of cash flows.

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2018, our accumulated deficit totaled A$129,583,125. We had A$ 15,235,556 of cash and cash equivalents at June 30, 2018, compared to A$21,884,957 at June 30, 2017. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments. During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.

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

On November 26, 2014 we entered into Amendment No.2 to our At-The-Market Issuance Sales Agreement to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. As of June 30, 2016, we sold 749,242 of our ADSs on a post reverse ratio basis for aggregate gross proceeds of approximately A$7.11 million (U.S.$5.54 million) through our outstanding ATM facility.

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and Jones Trading Institutional Services LLC. On November 8, 2017, we entered into Amendment No. 1 to our At-The-Market Issuance Sales Agreement dated October 13, 2016, to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs.

We made no sales under this facility during the during the two fiscal years year ended June 30, 2018. Since July 1, 2018 and to date, we sold A$ 166,571 of additional ordinary shares under this program.

As of June 30, 2018, we had a total of 25.2 million unlisted, unexercised options outstanding. The options have exercise prices ranging from A$0.07 to A$1.12. If all unlisted options were exercised, we would receive consideration of A$4.8 million in total.

From inception to June 30, 2018, our capital expenditures have totaled A$720,622, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance at June 30, 2018 of A$ 71,422. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

For the years ended June 30, 2018 and 2017, we incurred operating losses of A$8.3 million and A$7.5 million, respectively, and an operating cash outflow of A$6.2 million and A$5.9 million, respectively. We believe that our cash and cash equivalents on hand at June 30, 2018 of A$15,235,556 is sufficient to meet our forecast cash outflows for, at least 12 months from the date of this report.

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

Under the research and development incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax incentive. In the year ended June 30, 2018, we recorded A$3.1 million in other income with respect to funds we will receive in relation to the 2018 financial year under the research and development incentive scheme.

In the event that we will not be able to raise the required funding for our planned expenditure, we have the ability to further reduce expenses around our current commitments. We retain the ability to curtail other planned, but not committed expenditure, in order to ensure we continue to have adequate funds to pay all liabilities as and when they fall due.

Management remains confident that we will be successful in raising the additional funding required to complete the planned research and development activities and accordingly have prepared the financial statements on a going concern basis. However, we cannot be certain that additional funding will be available on acceptable terms, or at all. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts.

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as of June 30, 2018. Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2018	2017	2016
	(A$)
Net cash (used) in operating activities	(6,245,188)	(5,865,080)	(7,418,526)
Net cash used in investing activities	(18,417)	(27,918)	(833)
Net cash (used) by financing activities	(107,678)	(159,564)	-
Net increase (decrease) in cash and cash equivalents	(6,371,284)	(6,052,562)	(7,419,359)
Cash and cash equivalents at beginning of period	21,884,957	28,593,538	34,909,574
Redemption of security deposit	-	-	152,603
Exchange rate adjustments on cash held in foreign currencies	(278,118)	(656,019)	950,720
Cash and cash equivalents at end of period	15,235,556	21,884,957	28,593,538

Net cash used in operating activities was A$6,245,188, A$5,865,080 and A$7,418,52 during the years ended June 30, 2018, 2017 and 2016, respectively. Our payments to suppliers and employees during the years ended June 30, 2018, 2017 and 2016 were A$9,466,459, A$10,766,301 and A$14,055,879, respectively. Our operating activity receipts for the years ended June 30, 2018, 2017 and 2016 of A$3,022,673, A$4,901,221, and A$6,637,353 consisted of R&D tax incentive refunds and interest. The A$1,299,842 decrease in payments to suppliers and employees for the year ended June 30, 2018 when compared to the year ended June 30, 2017 reflects the increase in activity at the end of the fiscal year due to the commencement of the Phase 1 study of PBT434 which is reflected in the increased Trade and Other Liabilities at June 30, 2018. The A$3,289,578 decrease in payments to suppliers and employees for the year ended June 30, 2017 when compared to the year ended June 30, 2016 reflects the U.S. Food and Drug Administration’s placement of PBT2 on Partial Clinical Hold. During the years ended June 30, 2018, 2017 and 2016, our payments to suppliers and employees was offset by interest received of A$198,598, A$147,575 and A$120,392, respectively.

Net cash used in investing activities was A$18,417, A$27,918 and A$833 during the years ended June 30, 2018, 2017 and 2016, respectively. Cash flows used for investing activities was primarily attributable to payments for the purchase of a property and equipment for the years ended June 30, 2018 and 2017 and the purchase of a payroll account term deposit for the year ended June 30, 2016.

Net cash used in financing activities was A$107,679, A$159,564 and A$nil for the years ended June 30, 2018, 2017 and 2016. Cash used by financing activities in the year ended June 30, 2018 and 2017 relate to costs of raising capital under or At-The-Market facility. There were no funds raised under our At-The-Market facility during the years ended June 30, 2018, 2017 and 2016.

We realized foreign exchange losses of A$278,118 and A$656,019 for for the years ended June 30, 2018 and 2017, respectively and had a foreign exchange gain of A$950,720 for the year ended June 30, 2016. In 2018, the Australian dollar depreciated against the U.S. dollar by 3.61%. In 2017, the Australian dollar depreciated against the U.S. dollar by 4.12%. In 2016, the Australian dollar depreciated against the U.S. dollar by 3%.

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

Research and development expenses amounted to A$6,698,016, A$5,700,339 and A$9,585,371 during the years ended June 30, 2018, 2017 and 2016, respectively. Costs associated with patent applications and defense of patent applications are classified as intellectual property expenses and amounted to A$224,580, A$241,892 and A$241,954 during the years ended June 30, 2018, 2017 and 2016, respectively.

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

F.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2018. The majority of our contracts for research and development programs have a termination notice period of 30 days. As at June 30, 2018, we had research and development termination commitments approximating A$1.8 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5.B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	227,006	115,885	111,121	-	-
Total	227,006	115,885	111,121	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	63	Chairman of the Board of Directors and Chief Executive Officer
Kathryn J.E. Andrews	51	Chief Financial Officer
David A. Stamler	57	Chief Medical Officer and Senior Vice President Clinical Development

Lawrence B. Gozlan(3)	39	Director
Peter A. Marks(1)	62	Director
Brian D. Meltzer(1)(2)(3)	64	Director
George W. Mihaly(1)(2)(3)	65	Director

Ira Shoulson	72	Director

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee and Share Plan Committee
(3)	Member of the Nominations Committee

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

Ms. Diane Angus joined our company in August 2002, initially serving as our Vice President of Intellectual Property and Licensing, she was promoted to Senior Vice President of Business Development, Intellectual Property and Research in July 2004 and served in that position until being promoted to her current position in May 2007. From 1992 to 2000, Ms. Angus managed the intellectual property, licensing and biotechnology product development assets of two Australian companies, AMRAD Corporation Limited and Florigene Limited. At Florigene, Ms. Angus was the joint venture alliance manager with Suntory for three years. From June 2000 to August 2002, Ms. Angus was Director of Dianne Angus and Associates Pty. Ltd. providing strategic business development, technology evaluation and intellectual property consulting services to biotechnology companies. Ms. Angus has worked in the commercial biotechnology sector for over 20 years directing product valuation, acquisition and product licensing. During her career, Ms. Angus has managed large and diverse intellectual property portfolios, contract rights and enforcement. Ms. Angus has negotiated and executed many commercial licenses and research and product development agreements with entities ranging from large pharmaceutical companies to numerous global research institutes. Ms. Angus has also undertaken due diligence assessments on several Australian biotechnology companies for investment brokers. Ms. Angus holds a Bachelor of Science (Education) and Bachelor of Science (Honors) degree from the University of Melbourne, a Master’s degree in Biotechnology from Monash University, a Graduate Diploma in Intellectual Property Law from Monash University, a Diploma in Intellectual Property Practice from the Institute of Patent and Trademark Attorneys of Australia and is a registered Australian Patent and Trade Mark Attorney. Ms. Angus is also a member of the Australian Institute of Company Directors. Ms. Angus resigned from the Company on October 10, 2017

Dr. David Stamler has served as our Chief Medical Officer and Senior Vice President, Clinical Development since May 2017. Prior to joining Prana, Dr. Stamler served as the Vice President, Clinical Development and Therapeutic Head for Movement Disorders at Teva Pharmaceutical Industries, from 2015 to 2017. Dr. Stamler was the Chief Medical officer of Auspex Pharmceuticals from January 2011 until 2015 when Teva acquired Auspex. Prior to that, Dr. Stamler served as Senior Vice President and Chief Medical Officer at XenoPort, Inc., a publicly-traded biopharmaceutical company, from 2008 to 2010 and Chief Scientific Officer and Head of Drug Development at Prestwick Pharmaceuticals, Inc., a private pharmaceutical company, from 2005 to 2008. Prior to Prestwick Pharmaceuticals, Inc., Dr. Stamler worked at Fujisawa Pharmaceutical Co. and its subsidiaries from 1997 to 2005, in various leadership roles, including Vice President, Research and Development, Medical Sciences at Fujisawa Healthcare, Inc. from 2003 to 2005 and as Vice President, Clinical Research Center at Fujisawa Research Institute of America from 2000 to 2003.

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

Mr. Lawrence Gozlan has served as a director of our company since August 2011. Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialized global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry.Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd, and gained senior corporate finance experience advising life sciences companies at Deloitte.Mr. Gozlan is currently a Director of AusBiotech, which is the Australian Biotechnology Industry body and a number of private biotechnology companies in the USA. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne specializing in neurodegenerative diseases.

Mr. Peter Marks has served as a director of our company since July 2005. For the period November 21, 2006 to October 20, 2011, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that was focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment bank. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently a Principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks is a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed industrial waste water technology business. He is also a non executive director of Terragenic International Ltd, an unlisted public company developing a novel hydrogen fuel system for vehicles. He also currently serves as Chairman of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

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

Dr. Ira Shoulson has served as a director of our company since May 2014. Dr Shoulson is the Chairman of our Research and Development Advisory Board. He is currently adjunct professor of Neurology at Georgetown University (Washington, DC) and the University of Rochester (Rochester, NY). From 2011 to present, Dr Shoulson was Professor of Neurology, Pharmacology and Human Science and Director of the Program for Regulatory Science and Medicine (PRSM) at Georgetown University where he was principal investigator of the FDA-Georgetown University Collaborating Center of Excellence in Regulatory Science and Innovation. From 1990 to 2011, Dr Shoulson was the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine & Dentistry in Rochester, New York. Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health-sponsored trials "Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism" (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and in the leadership of more than 40 other multi-center clinical research studies. He played an instrumental role in the development of 10 new drugs for neurological disorders, including for Parkinson disease (selegiline, lazabemide, pramipexole, entacapone, clozapine, rasagiline, rotigitine), Huntington disease (tetrabenazine, dutetetrabenazine) and attention deficit disorder (Concerta). He was formerly a health policy fellow in the US Senate, a member of the National Institute of Neurological Disorders and Stroke Council, president of the American Society for Experimental NeuroTherapeutics (ASENT), and associate editor of JAMA Neurology. He has authored more than 220 scientific reports.

There are no family relationships among our directors and senior executives.

Ms. Dianne Angus served as our Chief Operating Office from May 2007 until her resignation effective October 10, 2017.

B.	Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2018 with respect to each of our executive officers and directors during the 2018 fiscal year.

	Salaries, fees, commissions, bonuses and other	Pension, retirement and other similar benefits
Geoffrey P. Kempler (1)	616,340	27,812
Dianne M. Angus (3)	78,156	(3,184)
Kathryn Andrews (1)	212,424	18,700
David A. Stamler	630,151	-
Lawrence B. Gozlan	118,750	-
Peter A. Marks	118,750	-
Brian D. Meltzer	141,250	-
George W. Mihaly	136,250	-

Ira Shoulson (2)	78,885	-
All executive officers and directors as a group (9 persons)	2,130,956	43,328

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler, Ms. Angus and Ms. Andrews accrued in accordance with their employment contracts.
(2)	Includes consulting fees paid to Dr. Ira Shoulson in the amount of A$12,021.
(3)	Dianne Angus resigned effective October 10, 2017.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2018, our directors and executive officers as a group, then consisting of eight persons, held options to purchase 14,500,000 of our ordinary shares. Of such options, (i) options to purchase 4,500,000 ordinary shares exercisable for A$0.07 consideration on or before June 6, 2022; and (ii) options to purchase 10,000,000 ordinary shares exercisable for A$0.11 consideration on or before December 14, 2022. All such options were granted under our 2004 Employees’, Directors’ and Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

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

Agreement with Chief Financial Officer. On 11 November 2014, we entered into an agreement with Ms. Kathryn Andrews in connection with her employment as our Chief Financial Officer. In the event of termination of Ms. Andrews’s employment:

•	By our company without cause (as defined in the agreement) or by Ms. Andrews, a 30 day notice period is required. Ms. Andrews will be (i) entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements; and (ii) must exercise unexercised options within 30 days after the date of termination.

•	By our company with cause (as defined in the agreement), no notice period is required. Ms. Andrews will be entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements. Ms. Andrews will be (i) entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements; and (ii) must exercise unexercised options within 30 days after the date of termination.

Agreement with Chief Medical Officer and Senior Vice President, Clinical Development. On 18 April 2017, we entered into an agreement with Dr. David Stamler in connection with his employment as our Chief Medical Officer and Senior Vice President, Clinical Development. In the event of termination of Dr. Stamler’s employment:

•	By our company without cause (as defined in the agreement) or by Dr. Stamler, a 3-month notice period is required, increasing to a 6-month notice period after 18 months of employment. Dr. Stamler will be (i) entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements; and (ii) must exercise unexercised options within 30 days after the date of termination.

•	By our company with cause (as defined in the agreement), no notice period is required. Dr. Stamler will be (i) entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements; and (ii) must exercise unexercised options within 30 days after the date of termination.

C.	Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. Our Board of Directors’ responsibilities are divided into operating activities, financial and capital markets activities and scientific activities. The Chairman of our Board of Directors, currently Mr. Geoffrey Kempler, is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Dr. Mihaly and Mr. Meltzer must retire and may stand for re-election at our 2018 annual general meeting of shareholders.

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

Dr Shoulson is the Chairman of our Research and Development Advisory Board. He is currently adjunct professor of Neurology at Georgetown University (Washington, DC) and the University of Rochester (Rochester, NY). From 2011 to present, Dr Shoulson was Professor of Neurology, Pharmacology and Human Science and Director of the Program for Regulatory Science and Medicine (PRSM) at Georgetown University where he was principal investigator of the FDA-Georgetown University Collaborating Center of Excellence in Regulatory Science and Innovation. From 1990 to 2011, Dr Shoulson was the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine & Dentistry in Rochester, New York. Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health-sponsored trials "Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism" (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and in the leadership of more than 40 other multi-center clinical research studies. He played an instrumental role in the development of 10 new drugs for neurological disorders, including for Parkinson disease (selegiline, lazabemide, pramipexole, entacapone, clozapine, rasagiline, rotigitine), Huntington disease (tetrabenazine, dutetetrabenazine) and attention deficit disorder (Concerta). He was formerly a health policy fellow in the US Senate, a member of the National Institute of Neurological Disorders and Stroke Council, president of the American Society for Experimental NeuroTherapeutics (ASENT), and associate editor of JAMA Neurology. He has authored more than 220 scientific reports.

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

At June 30, 2018, we had 14 employees. Of such employees, nine persons were employed in research and development and five persons in management and administration. Ten employees are located in Australia and four employees are located in the United States.

At June 30, 2017, we had 13 employees. Of such employees, eight persons were employed in research and development, four persons in management and administration and one person in operations. Eleven employees are located in Australia and two employees were located in the United States.

At June 30, 2016, we had 12 employees. Of such employees, eight persons were employed in research and development and four persons in management. Eleven employees were located in Australia and one employee was located in the United States.

Australian and US labor laws and regulations apply to our employees accordingly. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 31, 2018 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group: [fix footnotes]

Name	Number of Ordinary Shares Beneficially Owned (1)		Percentage of Ownership (2)
Geoffrey P. Kempler (3)	23,011,000		4.08%
Kathryn J.E. Andrews (4)	500,000		*
David Stamler (5)	4,000,000	(5)	4,000,000
Lawrence B. Gozlan (6)	1,250,000		*
Peter A. Marks (7)	1,293,111		*
Brian D. Meltzer (8)	1,576,666		*
George W. Mihaly (9)	1,476,666		*

Ira Shoulson	-		*
			*
All directors and executive officers as a group (8 persons)	33,107,443		5.87%

*	Less than 1%
1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 563,585,050 consisting of 536,975,050 ordinary shares and 26,310,000 unlisted options, issued and outstanding as of August 31, 2018.

3.	Includes options to purchase 5,000,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 156,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest, 600,000 ordinary shares are held of record by Sandhurst Trustees Ltd. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd., NRB Developments Pty Ltd. and Sandhurst Trustees Ltd.

4.	Includes options to purchase 500,000 ordinary shares that are exercisable for A$0.07 consideration on or before 6 June 2022.

5.	Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.07 consideration on or before June 6, 2022.

6.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022.

7.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks.

8.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. The 326,666 outstanding ordinary shares are held of record by Navigator Australia Ltd., a superannuation fund of Mr. Meltzer.

9.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Of the 226,666 outstanding ordinary shares, 166,666 ordinary shares are held of record by Dr. Mihaly, 52,000 ordinary shares are held of record by Waide Pty Ltd., an Australian corporation owned by Dr. Mihaly, and 4,000 ordinary shares are held of record by each of Kieren Mihaly and Warwick Mihaly, Dr. Mihaly’s sons. Dr. Mihaly disclaims beneficial ownership of the ordinary shares held by his sons, Kieren Mihaly and Warwick Mihaly.

Stock Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan, and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan. For the description below, the 2004 ASX Plan and 2004 ADS Plan are referred to together as the 2004 Plans. Under the 2004 ASX Plan we may issue ordinary shares and under the 2004 ADS Plan we may issue ADSs. We were initially authorized to issue under the 2004 Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. Pursuant to subsequent shareholder approvals, the most recent of which was in November 2015, we are entitled to issue up to an aggregate 60,000,000 ordinary shares (or ADSs representing 60,000,000 ordinary shares) under the 2004 Plans. Any increase in such maximum number of ordinary shares or ADSs issuable under the 2004 Plans is subject to shareholder approval.

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

A summary of the status of the 2004 Plans as of June 30, 2018, 2017 and 2016, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2018		2017			2016
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	26,826,063	$0.29	19,395,582	$0.38	19,395,582	$0.38
Granted	12,100,000	$0.11	8,550,000	$0.07
Exercised
Expired	(11,349,573)	$0.31	(1,119,519)	$0.25
Lapsed	(2,360,000)	$0.31
Options outstanding at the end of the year	25,216,490	$0.19	26,826,063	$0.29	19,395,582	$0.38
Options exercisable at the end of the year	25,216,490	$0.19	26,826,063	$0.29	19,395,582	$0.38

Options that may be granted as of the end of the year	25,216,490	$0.19	26,826,063		19,395,582

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no shareholders as of August 30, 2018, known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders during the year.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of August 27, 2018, there were 2,986 holders of record of our ordinary shares, of which 20 record holders, holding approximately 74.12% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 72.61% of our ordinary shares as of such date.

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

Dr. Shoulson also provides consulting services to us in a separate capacity. Total cash compensation of A$12,021 was paid to Dr. Shoulson for the period July 1, 2017 to June 30, 2018 in his capacity as a consultant to our company.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2018.

ITEM 9.	THE offer and listing

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000. The following table sets forth, for the periods indicated, the high and low market quotations for our ordinary shares, as quoted on the ASX.

	Per Ordinary Share (A$)
	High	Low
Fiscal Year Ended June 30,
2014	1.37	0.16
2015	0.36	0.14
2016	0.17	0.06
2017	0.15	0.04
2018	0.07	0.04

Fiscal Year Ended June 30, 2016:
First Quarter	0.18	0.13
Second Quarter	0.14	0.10
Third Quarter	0.11	0.06
Fourth Quarter	0.12	0.06

Fiscal Year Ended June 30, 2017:
First Quarter	0.15	0.09
Second Quarter	0.11	0.04
Third Quarter	0.07	0.04
Fourth Quarter	0.07	0.05

Fiscal Year Ended June 30, 2018:
First Quarter	0.06	0.05
Second Quarter	0.08	0.05
Third Quarter	0.06	0.05
Fourth Quarter	0.05	0.04

Month Ended:
April 2018	0.05	0.04
May 2018	0.05	0.04
June 2018	0.05	0.04
July 2018	0.06	0.04
August 2018	0.05	0.04

NASDAQ Capital Market

Since September 5, 2002 our ADSs have traded on the NASDAQ Capital Market under the symbol “PRAN.” The following table sets forth, for the periods indicated, the high ask and low bid prices of our ADSs on the NASDAQ Capital Market as adjusted to give effect to the reverse ordinary share to ADS ratio implemented on March 24, 2016.

	Per ADS (U.S. $)
	High [1]	Low [1]
Fiscal Year Ended June 30,
2014	79.74	8.82
2015	17.64	6.42
2016	7.68	2.70
2017	6.69	1.52
2018	3.79	1.75

Fiscal Year Ended June 30, 2016:
First Quarter	7.68	4.20
Second Quarter	6.42	4.08
Third Quarter	4.50	2.70
Fourth Quarter	5.14	2.79

Fiscal Year Ended June 30, 2017:
First Quarter	6.69	4.52
Second Quarter	4.75	1.52
Third Quarter	4.58	1.65
Fourth Quarter	4.1	2.04

Fiscal Year Ended June 30, 2018:
First Quarter	3.24	2.31
Second Quarter	3.79	2.52
Third Quarter	3.28	1.95
Fourth Quarter	2.43	1.75

Month Ended:
April 2018	2.17	1.75
May 2018	2.43	1.89
June 2018	2.29	1.84
July 2018	2.91	1.83
August 2018	2.20	1.92

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

The Powers of the Directors

Under the provisions of our Constitution our directors may exercise all of the powers of our company, other than those that are required by our Constitution or the Corporations Act of Australia to be exercised at a general meeting of shareholders. A director may participate in a meeting and vote on a proposal, arrangement or contract in which he or she is materially interested, so long as the director’s interest is declared in accordance with the Corporations Act. The authority of our directors to enter into borrowing arrangements on our behalf is not limited, except in the same manner as any other transaction by us.

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

Annual and Extraordinary Meetings

Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet date. Notice of at least 28 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, it decides or upon a demand of any directors, or of one or more shareholders holding in the aggregate at least five percent of our issued capital. An extraordinary meeting must be called not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

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

Changes in Our Capital

Pursuant to the Listing Rules of the ASX, without shareholder approval, we may not issue more than 25% of our outstanding ordinary shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$15,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders. .

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

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and JonesTrading Institutional Services LLC (collectively, the “Agents”) under which we could sell up to an aggregate of $US44,460,787 of ordinary shares represented by ADSs. We agreed to pay the Agents commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the sales agreement. The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or the agent. We and the agent may terminate the sales agreement at any time in our sole discretion upon five days prior notice. The agent may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market.

On November 8, 2017, we entered into Amendment No. 1 to our At-The-Market Issuance Sales Agreement dated October 13, 2016, to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs.

As of June 30, 2018, we issued a total amount of 4.5 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.11 million (U.S.$5.54 million).

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$261 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$261 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of A$1,134 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$261 million.

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

For purposes of the discussion below, it is assumed that the representations contained in the deposit agreement governing the ADSs are true and that the obligations in the deposit agreement and any related agreement will be complied with in accordance with their terms.

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

Dividends that we pay in Australian dollars, including the amount of any Australian taxes withheld therefrom, will be included in your income in a U.S. dollar amount calculated by reference to the exchange rate in effect on the day such dividends are received. A U.S. Holder who receives payment in Australian dollars and converts Australian dollars into U.S. dollars at an exchange rate other than the rate in effect on such day will likely have a foreign currency exchange gain or loss, which would be treated as U.S.-source ordinary income or loss.

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

Passive Foreign Investment Companies

We believe that we are a PFIC for U.S. federal income tax purposes. Our treatment as a PFIC could result in a reduction in the after-tax return to U.S. Holders of our ADSs and may affect the value of the securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2018 and may continue to be a PFIC for each of the subsequent fiscal years.

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

If the ADSs are considered “marketable stock” and if you elect to “mark-to-market” your ADSs, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ADSs at the close of each tax year over your adjusted basis in the ADSs. If the fair market value of the ADSs has depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ADSs in prior years. Income recognized and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, are treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss. Our ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

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

Backup Withholding and Information Reporting

Payments in respect of ADSs may be subject to information reporting to the IRS and to U.S. backup withholding tax at a rate equal to the fourth lowest income tax rate applicable to individuals (which, under current law, is 24%). Backup withholding will not apply, however, if you (i) are a corporation or come within certain exempt categories and demonstrate the fact when so required or (ii) furnish a correct taxpayer identification number and make any other required certification.

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

The documents concerning our company referred to in this annual report may also be inspected at our registered office located at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$ 6,310,430, A$17,508,482 and A$21,890,509 cash held in U.S. dollars, GBP and Euro as of June 30, 2018, 2017 and 2016, respectively. A hypothetical 10%, 11% and 13% adverse movement in end-of-period exchange rates for U.S. dollars, GBP and Euro, respectively, would reduce the cash balance at the end of each year by approximately A$ 612,209, A$46 and A$23, respectively.

We conduct our activities in mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2018, the Australian dollar depreciated against the U.S. dollar by 3.61%. In the financial years 2017 and 2016, the Australian dollar depreciated by 4.12% and 3% against the U.S. dollar, respectively. A hypothetical 10% adverse movement in the U.S. dollar, 11% adverse movement in the GBP and 13% adverse movement in the Euro exchange rates would increase the cost of our foreign currency payables by approximately A$63,324.

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

Persons Depositing or Withdrawing Shares Must Pay:	For:

• U.S.$3.00 (or less) per 100 ADSs (or portion of 100 ADSs)

•    Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

•    Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

• U.S.$0.03 (or less) per ADS	• Any cash distribution to you
• A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	• Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
• U.S.$1.50 (or less) per ADS	• Transfers, combination and split-up of ADSs
• Expenses of the depositary	• Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) • Converting foreign currency to U.S. dollars
• Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	• As necessary
• Any charges incurred by the depositary or its agents for servicing the deposited securities	• As necessary

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2018, we paid BNYM a total of U.S.$ 30,568 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2017, we paid BNYM a total of U.S.$33,465 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2016, we paid BNYM a total of U.S.$26,281 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2018, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2018. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2018, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2018, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended June 30,
Services Rendered	2018		2017
Audit (1)	A$	252,960	A$	260,645
Audit-Related (2)		-	A$	20,590
Total	A$	252,960	A$	281,235

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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2018.

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

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits.

Exhibit Number	Exhibit Description	Incorporated by Reference
		Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

4.1	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation.	20-F		5/29/02

4.2	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties.	20-F		5/29/02

4.3	Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now The CFO solution).	20-F		5/29/02

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004.	20-F	4.6	6/30/04

4.5	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG.	20-F	4.21	6/30/04

4.6	Prana Biotechnology Limited, 2004 American Depository Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

4.8	Sixth Research Funding and Intellectual Property Assignment Agreement dated November 7, 2014.	20-F	4.10	6/30/15

4.9	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler.	20-F	4.19	6/30/07

4.10	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC.	6-K	10.1	9/9/09

4.11	Master Service Agreement between the Registrant and Certara Portugal dated January 22, 2015	20-F	4.17	6/30/15

4.12	Master Service Agreement between the Registrant and d3 Medicine LLC dated March 17, 2015	20-F	4.18	6/30/15

4.13	Master Service Agreement between the Registrant and Orgapharm S.A.S. dated September 21, 2015.	20-F	4.19	6/30/16

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

101.INS	Instance Document*

101.SCH	Schema Document*

101.CAL	Calculation Linkbase Document*

101.DEF	Definition Linkbase Document*

101.LAB	Labels Linkbase Document*

101.PRE	Presentation Linkbase Document*

* Filed herewith.

PRANA BIOTECHNOLOGY LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Prana Biotechnology Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Prana Biotechnology Limited and its subsidiaries as of June 30, 2018 and June 30, 2017, and the related consolidated statements of profit or loss and other comprehensive income, consolidated statements of changes in shareholders’ equity and consolidated cash flow statements for each of the three years in the period ended June 30, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2018 and June 30, 2017, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/PricewaterhouseCoopers

Melbourne, Australia

August 31, 2018

We have served as the Company's auditor since 2006.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30,
	Notes	2018	2017
Assets
Current Assets
Cash and cash equivalents		15,235,556	21,884,957
Trade and other receivables	5	3,152,410	3,035,573
Other current assets	6	266,625	329,601

Total Current Assets		18,654,591	25,250,131

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$299,817 and $353,443 respectively		71,422	30,815

Total Non-Current Assets		71,422	30,815

Total Assets		18,726,013	25,280,946

Liabilities
Current Liabilities
Trade and other payables	7	2,055,247	892,434
Provisions	8	588,693	698,038

Total Current Liabilities		2,643,940	1,590,472

Non-Current Liabilities
Provisions	8	916	440

Total Non-Current Liabilities		916	440

Total Liabilities		2,644,856	1,590,912

Net Assets		16,081,157	23,690,034

Equity
Issued capital 2018: 533,891,470 fully paid ordinary shares Nil options over fully paid ordinary shares 2017: 533,891,470 fully paid ordinary shares Nil options over fully paid ordinary shares	10	143,910,328	144,018,006
Reserves	11	1,753,954	2,320,480
Accumulated deficit during the development stage	12	(129,583,125)	(122,648,452)

Total Equity		16,081,157	23,690,034

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2018	2017	2016

Revenues from ordinary activities	2	201,174	132,396	142,657
Other income	2	3,125,775	3,022,673	4,753,697
Intellectual property expenses		(224,580)	(241,892)	(241,954)
General and administration expenses	3	(4,341,058)	(3,968,630)	(3,610,551)
Research and development expenses	3	(6,698,016)	(5,700,339)	(9,585,371)
Other operating expenses		(58,172)	(126,071)	(45,276)
Other gains/(losses)	3	(270,860)	(660,213)	857,247

Loss before income tax expense		(8,265,737)	(7,542,076)	(7,729,551)

Income tax expense	4	-	-	-

Loss for the year		(8,265,737)	(7,542,076)	(7,729,551)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year	13(a)	(8,265,737)	(7,542,076)	(7,729,551)

Loss per share (basic and diluted - cents per share)	17	(1.55)	(1.41)	(1.45)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		533,891,470	533,891,470	533,891,470

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2018	2017	2016

Cash Flows from Operating Activities
Payments to suppliers and employees		(9,466,459)	(10,766,301)	(14,055,879)
Interest received		198,598	147,575	120,392
Grants received		-	-	-
R&D tax refund		3,022,673	4,753,646	6,516,961

Net cash flows used in operating activities	13(a)	(6,245,188)	(5,865,080)	(7,418,526)

Cash Flows from Investing Activities
Payment for payroll and rental security deposits		43,988	-	1,474
Payments for purchase of plant and equipment		(62,405)	(27,918)	(2,307)

Net cash flows used in investing activities		(18,417)	(27,918)	(833)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities			-	-
Payment of share issue costs		(107,678)	(159,564)	-

Net cash flows (used in) / provided by financing activities		(107,678)	(159,564)	-

Net (decrease) in cash and cash equivalents		(6,371,284)	(6,052,562)	(7,419,359)

Opening cash and cash equivalents brought forward		21,884,957	28,593,538	34,909,574
Redemption of security deposit		-	-	152,603
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		(278,118)	(656,019)	950,720

Closing cash and cash equivalents carried forward	13(b)	15,235,556	21,884,957	28,593,538

The accompanying notes are an integral part of the consolidated financial statements.

PRANA BIOTECHNOLOGY LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2015		533,891,470	146,895,714	9,363,181	(117,145,631)	39,113,264
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	(16,500)	-	-	(16,500)
Non-cash issuance of options to employees	11(b)	-	-	-	-	-
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
		-	(16,500)	-	-	(16,500)
Net loss		-	-	-	(7,729,551)	(7,729,551)
Total comprehensive loss for the year		-	-	-	(7,729,551)	(7,729,551)
Balance, June 30, 2016		533,891,470	146,879,214	9,363,181	(124,875,181)	31,367,214
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	22,743	-	22,743
Non-cash issuance of options to consultants	11(b)	-	-	1,717	-	1,717
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs		-	(159,564)	-		(159,564)
Expired options		-	(2,701,644)	(7,067,161)	9,768,805	-
		-	(2,861,208)	(7,042,701)	9,768,805	(135,104)
Net loss		-	-	-	(7,542,076)	(7,542,076)
Total comprehensive loss for the year		-	-	-	(7,542,076)	(7,542,076)
Balance, June 30, 2017		533,891,470	144,018,006	2,320,480	(122,648,452)	23,690,034
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	764,538	-	764,538
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs		-	(107,678)	-	-	(107,678)
Expired options		-		(1,331,064)	1,331,064	-
		-	(107,678)	(566,526)	1,331,064	656,860
Net loss		-	-	-	(8,265,737)	(8,265,737)
Total comprehensive loss for the year		-	-	-	(8,265,737)	(8,265,737)
Balance, June 30, 2018		533,891,470	143,910,328	1,753,954	(129,583,125)	16,081,157

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

Financial Reporting Framework

The financial report of Prana Biotechnology Limited for the year ended June 30, 2018 was authorized for issue in accordance with a resolution of the Board of Directors on August 31, 2018.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2018 and the comparative information presented in these financial statements for the years ended June 30, 2017 and 2016.

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

(a) Critical judgments in applying the entity’s accounting policies - use of volatility period in valuing warrant liabilities

Warrants and options exercisable into American Depository Receipts ("ADRs") recorded as financial liabilities under IAS 32 Financial Instruments: Presentation are measured at fair value using a Black-Scholes valuation model. At each reporting date any options and warrants for ADRs are recorded at fair value with the corresponding difference being recorded in the income statement as a gain or loss.

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

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% for FY2018 (43.5% for FY2017 & 45% for FY2016) refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2018 the Company has recorded an item in other income of A$3.1 million (2017: A$3.0 million) to recognize this amount which relates to this period.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern Basis

The Company is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. For the year ended June 30, 2018, the Company incurred an operating loss of A$8.3 million (2017: Loss: A$7.5 million) and an operating cash outflow of A$6.2 million (2017: A$5.9 million). As at year end the net assets of the Company stood at A$15.9 million (2017: A$23.7 million) and the cash position has decreased to A$15.2 million from A$21.9 million at 30 June 2017.

Cash on hand at 30 June 2018 are considered sufficient to meet the Group's forecast cash outflows in relation to research and development activities currently underway and other business activities for at least 12 months from the date of this report. The Directors have determined that no additional commitments towards later stage research and development activities will occur until the raising of additional funds. While there is uncertainty in the Group's cash flow forecast in relation to the phasing of proposed expenditure on research and development which may impact the forecast cash position, the Directors believe the Group will be able to maintain sufficient cash reserves through these activities. Additional options available to contribute to the cash reserves include the following:

•	The Company continues to pursue the raising of additional funds through alternative funding structures and has a strong history of raising capital. The Company has an existing "at market” (ATM) facility through which it could raise additional funds of up to US$50 million by the sale of American Depositary Receipts ("ADRs"). This facility, established through the filing of a shelf registration statement on Form F-3 with the United States Securities and Exchange Commission in October 2017 has been a successful source of raising funds. In prior reporting periods, the Company has raised A$48.68 million (US$44.5 million) under this and a previous ATM facility.

•	Notwithstanding, in the event that the Company will not have sufficient funds to effect its current plans through the above mentioned methods, the Company has the ability to scale down its operations and prioritize its research and development programs.

In addition to these options, the Company has recorded a Trade and Other Receivable at June 30, 2018 in the amount of A$3.1 million from the Australian Tax Office in respect of its 2018 research and development tax incentive claim. The Company expects to receive this amount during the 12 months ending 30 June 2019 and also expects the research and development tax incentive to continue to be applicable in the subsequent years.

On this basis, the Directors are satisfied that the Company is a going concern and at this time and are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as at June 30, 2018.

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

(d)       Property and Equipment

Property and equipment is measured at historical cost less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to the Company’s premises at Melbourne, Victoria, Australia and San Francisco, USA.

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

No impairment charges were incurred during the three years ended June 30, 2018.

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

At June 30, 2018, 2017 and 2016, Prana had no capitalized research and development costs.

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

(x)       New Accounting Standards And Interpretations

New and amended Accounting Standards and Interpretations issued and effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2018 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2018 reporting periods. Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company.

Pronouncement	Title (Issue date)	Effective date	Impact on financial report
IFRS 15	Revenue from contracts with customers	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	The Company is currently not generating revenue from contracts and thus the impact is expected to be nil.
IFRS 9	Financial instruments	Annual periods beginning on or after January 1, 2018 Earlier application is permitted.	The Company has not conducted a
formal assessment on the impact of AASB 9 on the classification and measurement of the Company's financial instrument. However based on a preliminary review of the available financial
instruments as at the date of this report, the Company does not consider the impact to be
material.
IFRS 16	Leases	Annual periods beginning on or after January 1, 2019 Earlier application is permitted.	The standard will affect primarily the accounting for the Company’s operating leases. As at the reporting date, the Company has non-cancellable operating lease commitments of A$227,006. However, the Company has not yet determined to what extent these commitments will result in the recognition of an asset and a liability for future payments and how this will affect the Company’s profit and classification of cash flows.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

2.	REVENUE AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2018	2017	2016

Other revenue
Interest	201,174	132,396	142,657
Total other revenue	201,174	132,396	142,657

Other income
R&D Tax Incentive (1)	3,125,775	3,022,673	4,753,697

Total other income	3,125,775	3,022,673	4,753,697

Total revenue and other income from continuing operations	3,326,949	3,155,069	4,896,354

3.	EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2018	2017	2016

Research and Development Expenses (2)
Employee expenses	2,223,807	1,673,473	1,821,717
Other research and development expenses	4,474,209	4,026,866	7,763,654

General and Administration Expenses
Depreciation on fixed assets	21,799	21,328	22,810
Employee expenses (non R&D related)	909,756	1,033,897	992,751
Consultant and director expenses	1,279,014	849,588	750,158
Audit, internal control and other assurance expenses	186,660	200,480	204,776
Corporate compliance expenses	351,611	377,920	358,097
Office rental	142,233	200,704	195,561
Other administrative and office expenses	1,449,985	1,284,713	1,086,398

Other gains and losses
Foreign exchange (gain)/loss	270,860	660,213	(857,247)

(1)	The Company’s research and development activities are eligible for a 43.5% offset under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the year ended 30 June 2018 the Company has recorded an item in other income of A$3,125,775 (2017: A$3,022,673) to recognise this amount which relates to this financial year.

(2)	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

4.	INCOME TAX

	Years Ended June 30,
	2018	2017	2016

(a) Income tax expense:
Current tax	-	-	-
Adjustment for current tax of prior periods	-	-	-
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax	(2,273,078)	(2,074,071)	(2,318,865)
Effect of lower tax rates of tax on overseas income	12,375	(28,639)	(11,111)

Add tax effect of:
(Over)/Under provision of income tax in previous year relating to a revision of estimates	-	-	4,582,839
Research and development expenditure (net of tax incentive)	1,187,557	1,079,650	1,743,004
Gain/(loss) on fair value of financial liabilities		-	-
Other	324,249	94,877	54,222

Deferred tax asset not recognized	748,896	928,183	(4,050,088)
Income tax expense attributable to loss before income tax	-	-	-

(c) Potential deferred tax asset at June 30, 2018, 2017 and 2016 in respect of: tax losses not brought to account is (1):	34,376,607	33,625,059	35,687,127
Temporary differences	(1,254,136)	(2,114,243)	(1,655,223)

(1) Subject to the Group continuing to meet the relevant statutory tests, the tax losses are available for offset against future taxable income.

At 30 June 2018, the Group had a potential tax benefit related to tax losses carried forward of $125,041,203. Such amount includes net losses of $440,122 related to subsidiaries in the United States (U.S.). The Tax Cuts and Jobs Act (TCJA) enacted by Congress in the U.S on 22 December 2017 cut the top corporate income tax rate from 35% to 21%. For tax years beginning after December 31, 2017, the graduated corporate tax rate structure is eliminated and corporate taxable income will be taxed at 21-percent flat rate. Additionally, the previous 20-year limitation on carry forward net operating losses (NOL’s) has been removed, allowing the NOL’s to be carried forward indefinitely. The remaining tax losses carried forward are indefinite and are attributable to the Group’s operations in Australia. As such the total unused tax losses available to the Group, equal $125,041,203.

5.	TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2018	2017

Accrued interest income	12,680	10,104
R&D tax incentive receivable	3,125,775	3,022,673
Goods and services tax receivable	13,955	2,796

Total Trade and Other Receivables	3,152,410	3,035,573

R&D tax incentive receivable represents the amount of the financial year 2018 R&D tax incentive the Company expects to recover. For further details, see note 2.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

6.	OTHER ASSETS

	Years Ended June 30,
	2018	2017

Current
Prepayments	256,821	285,613
Rental term deposit	9,514	43,988

Other	290
Total	266,625	329,601

Non-current
Rental term deposit	-	-
Total	-	-

7.	TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2018	2017

Trade creditors	1,333,890	65,049
Accrued research and development expenses	333,645	493,307

Accrued corporate personnel expenses	-	345
Accrued professional fees	183,795	261,232

Other accrued expenses	192,726	50,355
Other Payables	11,191	22,146

Total	2,055,247	892,434

8.	PROVISIONS

	Years Ended June 30,
	2018	2017

Current
Annual leave (1)	266,487	298,508
Long service leave (1)(2)	322,206	399,530

Total	588,693	698,038

Non-Current
Long service leave (2)	916	440

A provision has been recognized for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2018	2017
Annual leave
Carrying amount at start of year	298,508	288,122
Charged/(credited) to profit or loss
-additional provisions recognized	261,354	134,198
Amounts used during the year	(293,375)	(123,812)
Carrying amount at end of year	266,487	298,508

Long service leave
Carrying amount at start of year	399,970	321,119
Charged/(credited) to profit or loss	(103,363)
-additional provisions recognized	26,515	78,851
Carrying amount at end of year	323,122	399,970

TOTAL	589,609	698,478

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

	Years Ended June 30,
	2018	2017

Long service leave obligation expected to be settled after 12 months	916	197,940

9.	COMMITMENTS AND CONTINGENCIES

There are no contingent assets or liabilities at the date of this report. The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company. As at balance sheet date, the Company had a bank guarantee of A$41,701 in relation to the head office lease.

In respect of expenditure commitments, refer to Note 14.

10.	ISSUED CAPITAL

(a) Issued Capital

		Years Ended June 30,
	Notes	2018	2017	2016

533,891,470 (2017: 533,891,470) fully paid ordinary shares	10(b)	143,910,328	144,018,006	144,177,570
Nil (2017: Nil) options for fully paid ordinary shares	10(c)	-	-	2,701,644
		143,910,328	144,018,006	146,879,214

(b) Movements in Issued Shares

	June 30,
	2018		2017		2016
	No.	A$	No.	A$	No.	A$
Beginning of the year	533,891,470	144,018,006	533,891,470	144,177,570	533,891,470	144,194,070

Movement during the year	-	(107,678)	-	(159,564)	-	(16,500)

End of the year	533,891,470	143,910,328	533,891,470	144,018,006	533,891,470	144,177,570

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	A$
Year ended June 30, 2015			45,244,510	-	6,886,299
July 1, 2015	Reverse proposed issue to a consultant		-	-	(16,500)
Year end June 30, 2016			-	-	(16,500)
June 30, 2017	Security issuance costs		-	-	(159,564)
Year end June 30, 2017			-	-	(159,564)
June 30, 2018	Security issuance costs		-	-	(107,678)
Year end June 30, 2018			-	-	(107,678)

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

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

10.	ISSUED CAPITAL (continued)

(c) Movements in Options

	June 30,
	2018		2017		2016
	Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	-	-	-	2,701,644	-	2,701,644

Reclassify expired options to accumulated losses	-	-	-	(2,701,644)

End of the year*	-	-	-	-	-	2,701,644

* In 2017 expired options were reclassified to accumulated losses. There was no movement in options during the financial years ended June 30, 2018 and 2016.

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

(e) Shares Issued after Reporting Date

Subsequent to the end of the current financial year, on July 12, 2018, 3,083,580 new ordinary shares were issued.

11.	RESERVES

		Years Ended June 30,
	Notes	2018	2017	2016

(a) Share Based Payments
25,216,490 (2017: 26,826,063) options for fully paid ordinary shares	13(b)	1,753,954	2,320,480	7,394,184
Nil (2017: Nil) options for ADRs	13(c)	-	-	1,515,434
Nil (2017: Nil) warrants for ADRs	13(d)	-	-	453,563

		1,753,954	2,320,480	9,363,181

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

(b) Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2018		2017		2016
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	26,826,063	2,320,480	19,395,582	2,320,480	19,395,582	7,394,184
Issued during the year	12,100,000	764,539	8,550,000	-	-	-
Expired during the year	(11,349,573)	(1,126,843)	(1,119,519)	-	-	-
Forfeited during the year	(2,360,000)	(204,221)	-	-	-	-
Exercised during the year	-	-	-	-	-	-

End of the year	25,216,490	1,753,954	26,826,063	2,320,480	19,395,582	7,394,184

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

11.	RESERVES (continued)

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

• On March 20, 2017 1,119,519 options expired.

Year ended June 30, 2018:

•  On October 10, 2017, 2,360,000 options were forfeited upon resignation of an employee.

•  On December 13, 2017, 8,500,00 options expired.

•  On January 18, 2018, the Company issued 12,100,000 options to directors and employees under the 2004 Plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the option is A$0.047.

• On April 6, 2018, 1,200,000 options expired.

• On June 25, 2018, 1,649,573 options expired.

(c) Movements in Options for ADRs

	Years Ended June 30,
	2018		2017		2016
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	-	-	-	1,515,434	-	1,515,434

Expiration of options (1)	-	-	-	(1,515,434)	-	-
End of the year	-	-	-	-	-	1,515,434

(1) Options exercisable at US5.00 on or before December 17, 2012. These options are convertible to ADRs, 1 ADR = 60 ordinary shares. At time of issue, 1 ADR = 10 ordinary shares. These options expired without being exercised on December 17, 2012.

(d) Movement in Warrants for ADRs

	Years Ended June 30,
	2018		2017		2016
	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)
Beginning of the year (1)	-	-	-	453,563	-	453,563
Beginning of the year (2)	-	-	-	-	612,397	-
Expired	-	-	-	(453,563)	(612,397)	-
End of the year	-	-	-	-	-	453,563

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

In Australia, there is not a set number of authorized shares, shares are not reserved for the exercise of options, and shares do not have a par value.

(f) Options and Warrants Issued after Reporting Date

No option issues have occurred after reporting date. There have been no warrants granted after reporting date.

12.	ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2018	2017	2016

Balance at beginning of year	122,648,452	(124,875,182)	(117,145,631)
Net loss for the year	8,265,737	(7,542,076)	(7,729,551)
Reclassify expired options from contributed equity	-	2,701,644	-
Reclassify expired options from reserves	(1,331,064)	5,098,165	-
Reclassify expired options from reserves	-	1,968,997	-

Balance at end of year	129,583,125	(122,648,452)	(124,875,182)

13.	CASH FLOW INFORMATION

	Years Ended June 30,
	2018	2017	2016

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(8,265,737)	(7,542,076)	(7,729,551)

Non-cash items
Depreciation of property and equipment	21,799	21,328	22,810
Non-cash issue of equity in consideration of operating expenses	764,539	24,460	(16,500)
Foreign exchange (gain) loss	278,117	656,019	(950,720)

Changes in assets and liabilities
Decrease (increase) in trade and other receivables	(116,837)	1,746,152	1,734,389
Decrease (increase) in other current assets	18,988	(4,069)	(115,643)
(Decrease) increase in trade and other payables	1,162,812	(856,131)	(403,449)
(Decrease) in other current liabilities	-	-	(12,076)
Increase in provision for employee entitlements	(108,869)	89,237	52,214

Net cash flows used in operating activities	(6,245,188)	(5,865,080)	(7,418,526)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	15,235,556	21,884,957	28,593,538

Closing cash and cash equivalents balance	15,235,556	21,884,957	28,593,538

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

13.	CASH FLOW INFORMATION (continued)

(c) Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2018, 2017 and 2016.

14.	EXPENDITURE COMMITMENTS

The Company has non-cancelable operating leases contracted for but not capitalized in the financial statements. The Company has commitments under these contracts within one year of A$115,885 and greater than one year but less than three years of A$111,121. The property lease comprises of two a non-cancellable leases with an 36 and 24 months term, respectively, and with rent payable monthly in advance. These leases commenced on September 18, 2017 and November 1, 2017, respectively and expired on September 17, 2020 and October 31, 2019, respectively.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As at June 30, 2018, we had research and development termination commitments approximating A$1.8 million. No liability has been recognized within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures.

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

At 30 June 2018 equity, had been issued to 5 Directors, 2 Key Management Personnel, 11 employees and 9 consultants under the Australian Plan.

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

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

15.	SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2018		2017		2016
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	26,826,063	0.29	19,395,582	0.38	19,395,582	0.38
Issued during the year	12,100,000	0.11	8,550,000	0.07	-	-
Exercised during the year	-	-	-	-	-	-
Expired during the year	(11,349,573)	0.31	(1,119,519)	0.25	-	-
Lapsed during the year	(2,360,000)	0.19	-	-	-	-

Outstanding at year end	25,216,490	0.19	26,826,063	0.29	19,395,582	0.38

Exercisable at year end	25,216,490	0.19	26,826,063	0.29	19,395,582	0.38

Options outstanding at the end of the year have the following expiry date and exercise prices:

			Exercise Price	Share options	Share options
Series	Grant Date	Expiry Date	$A	2018	2017
PBTAA	October 25, 2013	October 24, 2018	0.61	200,000	200,000
PBTAB	October 3, 2014	October 2, 2018	0.34	-	1,000,000
PBTAC	June 26, 2013	June 25, 2018	0.37	-	1,649,573
PBTAD	November 4, 2013	November 3, 2018	0.73	200,000	360,000
PBTAE	December 13, 2013	December 11, 2018	1.04	1,200,000	1,200,000
PBTAF	February 7, 2014	February 5, 2019	1.12	100,000	100,000
PBTAG	April 7, 2014	April 6, 2018	0.25	-	1,200,000
PBTAH	February 19, 2015	February 18, 2020	0.26	2,000,000	2,000,000
PBTAQ	December 12, 2012	December 13, 2017	0.33	-	8,500,000
PBTAR	May 27, 2015	May 25, 2020	0.27	1,400,000	1,400,000
PBTAY	August 5, 2013	August 4, 2018	0.66	306,490	306,490
PBTAZ	October 2, 2013	October 1, 2018	0.66	360,000	360,000
PBTAS	June 7, 2017	June 6, 2022	0.07	7,350,000	8,550,000
PBTAAA	18-Dec-17	December 14, 2022	0.11	12,100,000	-
			Total	25,216,490	26,826,063

Weighted average remaining contractual life of options outstanding at end of period	3.56 years	2.34 years

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

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

15.	SHARE BASED PAYMENTS (continued)

Model inputs –

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share A$	Share Price at Grant Date A$	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate
PBTAY	August 5, 2013	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	October 2, 2013	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	October 25, 2013	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	November 4, 2013	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	December 13, 2013	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	February 7, 2014	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	April 7, 2014	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	October 3, 2014	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	February 19, 2015	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	May 27, 2015	0.27	0.17	69.40%	5.00	0%	2.25%
PBTAS	June 7, 2017	0.07	0.05	100.00%	5.00	0%	1.97%
PBTAAA	December 18, 2017	0.11	0.07	100%	5.00	0%	2.38%
PBTAI	February 1, 2018	0.08	0.06	100%	5.00	0%	2.24%

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2018	2017	2016
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Issued during the year	-	-	-

End of the financial year	13,277,715	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2018, 2017 and 2016.

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

17.	LOSS PER SHARE

	Years Ended June 30,
	2018	2017	2016

Basic and diluted loss per share (cents per share)	(1.55)	(1.41)	(1.45)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	533,891,470	533,891,470	533,891,470

The options and warrants in place do not have the effect of diluting the loss per share.

18.	KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2018	2017	2016

Short-term employee benefits	1,522,777	1,537,198	1,429,615
Post-employment benefits	44,389	87,465	95,117
Long-term benefits	(1,061)	28,600	13,817
Share-based payments	608,179	16,307	-
	2,174,284	1,669,570	1,538,549

19.	AUDITORS’ REMUNERATION

	Years Ended June 30,
	2018	2017	2016

- audit and review fees: current year financial reports	252,960	260,645	166,479
- audit and review fees: internal controls	-	20,590	38,297

	252,960	281,235	204,776

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Company’s Auditors to be appointed at the Company’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Company’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2018, 2017 and 2016 fiscal years.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS

a.	Equity Interests in Subsidiaries

Prana Biotechnology Limited owns 100% of its subsidiaries, Prana Biotechnology Inc. and Prana Biotechnology UK Ltd.

b.	Key Management Personnel Remuneration

The Directors of Prana during the year:

Geoffrey Kempler	Executive Chairman
Lawrence Gozlan	Non-Executive Independent Director
Brian Meltzer	Non-Executive Independent Director
George Mihaly	Non-Executive Independent Director
Peter Marks	Non-Executive Independent Director
Ira Shoulson	Non-Executive Director

The Key Management Personnel of the Company during the year:

Dianne Angus*	Chief Operating Officer
Dr. David Stamler	Chief Medical Officer and Senior Vice President Clinical Development
Kathryn Andrews	Chief Financial Officer

* Dianne Angus resigned from the Company on 10 October 2017

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

The Company uses a variety of KPI's to determine achievement, depending on the role of the executive being assessed. These include:

•	successful contract negotiations;
•	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or
•	achievement of research project milestones within scheduled time and/or budget.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2018	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Geoffrey Kempler (1)(3)	381,340	-	20,049	7,763	235,000	644,152
Lawrence Gozlan (3)	60,000	-	-	-	58,750	118,750
Brian Meltzer (3)	82,500	-	-	-	58,750	141,250
George Mihaly (3)	77,500	-	-	-	58,750	136,250
Peter Marks (3)	60,000	-	-	-	58,750	118,750
Ira Shoulson (2)	78,885	-	-	-	-	78,885
	740,225	-	20,049	-	470,000	1,238,037

(1)	Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler.
(2)	Includes consulting fees paid to Dr. Ira Shoulson in the amount of A$12,021.

(3)	The Directors received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the inputs as disclosed in note 15.

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2017	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Geoffrey Kempler (1)	419,313	-	26,411	8,146	-	453,870
Lawrence Gozlan (2)	140,000	-	-	-	-	140,000
Brian Meltzer	55,833	-	29,167	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Ira Shoulson (2)	268,137	-	-	-	-	268,137
	1,018,283	-	55,578	8,146	-	1,082,007

(1)	Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler.
(2)	Includes consulting fees paid to an associated entity of Mr. Lawrence Gozlan, and Dr. Ira Shoulson in the amount of $80,000 and $223,201, respectively

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2016	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Geoffrey Kempler (3)	436,132	-	29,990	7,766	-	473,888
Lawrence Gozlan	60,000	-	-	-	-	60,000
Brian Meltzer	50,000	-	35,000	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Ira Shoulson (4)	303,474	-	-	-	-	303,474
	984,606	-	64,990	7,766	-	1,057,362

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler accrued in accordance with his employment contract.
(2)	Includes consulting fees paid to Dr. Ira Shoulson in the amount of $258,474.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

			Post-	Long Term
			Employment	Benefits
	Short Benefits Term		Superannuation	Long-service	Equity
2018	Base Fee	Other	Contribution	Leave	Options	Total
Executives’ Remuneration	A$	A$	A$	A$	A$	A$
Dianne Angus (1) (2)	81,589	-	5,736	(8,920)	(3,433)	74,972
Kathryn Andrews (1) (3)	196,689	-	18,604	96	15,735	231,124
Dr. David Stamler (1) (3)	504,274	-	-	-	125,877	630,151

(1)	Base Fee includes movements in annual leave provision for Ms Dianne Angus ,Ms Kathryn Andrews and Mr David Stamler accrued in accordance with their employment contracts.

(2)	The remuneration for Ms. Dianne Angus covers the period from 1 July 2017 to 10 October 2017, being the last day of her employment with the Company. The amount also includes payments of unused leave balances.

(3)	The equity component of Kathryn Andrews' and David Stamler's remuneration represents the portion of unlisted options granted in prior year but vested during the current year.

			Post-	Long Term
			Employment	Benefits
	Short Benefits Term		Superannuation	Long-service	Equity
2017	Base Fee	Other	Contribution	Leave	Options	Total
Executives’ Remuneration	A$	A$	A$	A$	A$	A$
Dianne Angus (1)	328,799	-	19,616	20,354	3,433	372,202
Kathryn Andrews (1)	131,826	-	12,271	101	1,430	145,628
Dr. David Stamler (1) (2)	58,290	-	-	-	11,443	69,733
	518,915	-	31,887	20,455	16,306	587,563

(1)	Base Fee includes movements in annual leave provision for Ms Dianne Angus , Ms Kathryn Andrews and Mr David Stamler accrued in accordance with their employment contracts.
(2)	Dr David Stamler was appointed as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017.

			Post-	Long Term
			Employment	Benefits
	Short Benefits Term		Superannuation	Long-service	Equity
2016	Base Fee	Other	Contribution	Leave	Options	Total
Executives’ Remuneration	A$	A$	A$	A$	A$	A$
Dianne Angus (1)	329,690	-	19,307	6,051	-	355,049
Kathryn Andrews (1)	115,319	-	10,820	-	-	126,139
	445,009	-	30,127	6,051	-	481,188

(1)	Base Fee includes movements in annual leave provision for Ms Dianne Angus and Ms Kathryn Andrews accrued in accordance with their employment contracts.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

The following Director was under contract during the year ended June 30, 2018:

Directors	Duration	Notice Requirements	Termination
Geoffrey Kempler	Until termination by either party. Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days’ notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days’ notice	Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days’ notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		With Cause the Company may terminate with 30 days’ notice	Bonus pro-rated only if termination occurs in 1st year

The following Senior Executives were under contract during the year ended June 30, 2018:

Key management personnel	Duration	Notice Requirements	Termination
Kathryn Andrews	Until termination by either party. Signed 11 November 2014	Ms Andrews may terminate with 30 days’ notice, or	Accrued entitlements including all unreimbursed business expenses
		Without Cause the Company may terminate with 30 days’ notice, or	Permitted to keep and/or exercise options that have vested at the time of termination
With Cause the Company may terminate without notice
David Stamler	Until termination by either party. Signed 18 April 2017.	Each party is required to provide 3 months’ notice, increasing to 6 months’ notice after 18 months of employment, unless otherwise agreed in writing	Accrued entitlements including all unreimbursed business expenses
Unexercised options shall be exercisable within 30 days after the date of termination
		With Cause, the Company may terminate at any time upon written notice	Accrued entitlements including all unreimbursed business expenses
Unexercised options shall be exercisable within 30 days after the date of termination

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2017	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2018
	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Lawrence Gozlan	-	-	-	-	-
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Ira Shoulson	-	-	-	-	-
Dianne Angus (1)	146,128	-	-	(146,128)	-
Kathryn Andrews	-	-	-	-	-
David Stamler	-	-	-	-	-
	18,753,571	-	-	-	18,607,443

(1)	Forfeited on termination

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Fully Paid Ordinary Shares of the Company	Balance July 1, 2016	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2017
	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Lawrence Gozlan	-	-	-	-	-
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Ira Shoulson	-	-	-	-	-
Dianne Angus	146,128	-	-	-	146,128
Kathryn Andrews	-	-	-	-	-
David Stamler (1)	-	-	-	-	-

	18,753,571	-	-	-	18,753,571

Fully Paid Ordinary Shares of the Company	Balance July 1, 2015	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2016
	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Lawrence Gozlan	-	-	-	-	-
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
Ira Shoulson	-	-	-	-	-
Dianne Angus	146,128	-	-	-	146,128
Kathryn Andrews	-	-	-	-	-

	18,753,571	-	-	-	18,753,571

(1)	Opening balance on appointment as Senior Vice President Development and Chief Medical Officer on 15 May 2017.
(2)	Balance at date of appointment, November 4 2014.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2017 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During 2018 fiscal year	Balance June 30, 2018 No.	Total Vested and Exercisable June 30, 2018 No.	Total Unvested June 30, 2018 No.
Geoffrey Kempler	4,000,000	5,000,000	-	(4,000,000)	-			5,000,000	5,000,000	-
Lawrence Gozlan	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-
Brian Meltzer	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-
George Mihaly	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-
Peter Marks	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-
Ira Shoulson	-	-	-	-	-			-	-	-
Dianne Angus (1)	2,360,000	-	-	-	(2,360,000)			-	-	-
Kathryn Andrews	500,000	-	-	-	-		500,000	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	-		4,000,000	4,000,000	4,000,000	-
	14,860,000	10,000,000	-	(8,000,000)	(2,360,000)		4,500,000	14,500,000	14,500,000

(1)	Ms Angus resigned effective October 10, 2017.

Share Options of the Company	Balance July 1, 2016 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During 2017 fiscal year	Balance June 30, 2017 No.	Total Vested and Exercisable June 30, 2017 No.	Total Unvested June 30, 2017 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Ira Shoulson	-	-	-	-	-	-	-	-	-	-
Dianne Angus	1,317,819	1,200,000	-	(157,819)	-	-	-	2,360,000	1,160,000	1,200,000
Kathryn Andrews	-	500,000	-	-	-	-	-	500,000	-	500,000
Dr. David Stamler	-	4,000,000	-	-	-	-	-	4,000,000	-	4,000,000
	9,317,819	5,700,000	-	(157,819)	-	-	-	14,860,000	9,160,000	5,700,000

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2015 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No	Options Forfeited No.	Net Change Other	Options Vested During 2016 fiscal year	Balance June 30, 2016 No.	Total Vested and Exercisable June 30, 2016 No.	Total Unvested June 30, 2016 No.
Geoffrey Kempler	4,000,000	-	-		-	-	-	4,000,000	4,000,000	-
Lawrence Gozlan	1,000,000	-	-		-	-	-	1,000,000	1,000,000	-
Brian Meltzer	1,000,000	-	-		-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-		-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-		-	-	-	1,000,000	1,000,000	-
Ira Shoulson	-	-	-		-	-	-	-	-	-
Dianne Angus	1,317,819	-	-		-	-	-	1,317,819	1,317,819	-
Kathryn Andrews	-	-	-		-	-	-	-	-	-
	9,317,819	-	-	-	-	-	-	9,317,819	9,317,819	-

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

21.	SEGMENT INFORMATION

The Company’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Company’s performance and determine the allocation of resources. The Company’s activities are predominantly within Australia and cover research into Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease, and other neurodegenerative disorders. Accordingly, the Company has identified one reportable segment.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2018	2017
	A$	A$
Cash and cash equivalents (USD)	6,309,829	17,508,482
Cash and cash equivalents (€EUR)	173	164
Cash and cash equivalents (£GBP)	428	1,421
Trade and other payables (USD)	(607,150)	(6,509)
Trade and other payables (€EUR)	(1,439)	-
Trade and other payables (£GBP)	(39,167)	-
Total exposure	5,662,674	17,503,558

The Company has conducted a sensitivity analysis of its exposure to foreign currency risk. The Company is currently exposed to the US dollar (USD), Euro (EUR) and British Pound (GBP). The sensitivity analysis below is conducted on a currency by currency basis using the sensitivity analysis variable, which has been based on the average annual movement in the AUD/USD, AUD/GBP and AUD/EUR exchange rates over the past 5 years based on the year-end spot rates, which is 7.18% (2017: 7.96%). The variables for USD, GBP and EUR being 10%, 11% and 13% respectively. All the amounts in the table below are displayed in Australian Dollars (A$).

Based on the financial instruments held at 30 June 2018, had the Australian dollar weakened/strengthened by 7.18% (2017: 7.96%) against the USD with all other variables held constant, the Company's post-tax profit for the year would have been A$409,391 lower/higher (2017: $1,392,754 lower/higher), mainly as a result of foreign exchange gains/losses on translation of US dollar denominated financial instruments as detailed in the above table. The Company’s exposure to other foreign exchange movements is not material.

The Company realized a foreign exchange loss of A$270,860 for the year ended June 30, 2018 compared to a foreign exchange gain of A$656,019 for the year ended June 30, 2017 and a foreign exchange loss of A$950,720 for the year ended June 30, 2016. In 2018, the Australian dollar depreciated against the U.S. dollar by 7.18%. In 2017, the Australian dollar depreciated against the U.S. dollar by 4.12%, while in 2016, the Australian dollar depreciated against the U.S. dollar by 8%.

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

At June 30, 2018, the Company had the following cash accounts:

•       A$ 2,552,615 in an Australian dollar transaction account at an interest rate of 0.60% as of June 2018;

•       A$63,791 in an Australian dollar transaction account at an interest rate of 0.05% as of June 2018;

•       A$114,990 in an Australian dollar transaction account at an interest rate of 0.00% as of June 2018;

•       A$135 in an Australian Trust account at an interest rate of 0% as of June 2018;

•       US$4,675,242 (A$6,308,538) in U.S. checking accounts at an interest rate of 0.03% as of June 30, 2018;

•       A$3,000,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 25, 2018;

•       A$3,000,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on August 3, 2018;

•       A$42,713 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 7, 2018;

•       A$150,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 11, 2018.

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

The weighted average interest rate is 0.12% for cash and cash equivalents and 2.40% for terms deposits over three months and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

22.	FINANCIAL INSTRUMENTS (continued)

Receivables and payables are non-interest bearing.

The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2018	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	8,925,124	6,192,713	-	117,718	15,235,555	1.09%
Trade and other receivables	-	-	-	3,152,410	3,152,410
Other current assets	-	-	-	266,625	266,625
Other non-current assets	-	-	-	-	-

Total Financial Assets	8,925,124	6,192,713		3,536,753	18,654,590	1.09%

Financial Liabilities		-	-
Trade and other payables	-	-	-	(2,055,247)	(2,055,247)

Total Financial Liabilities	-	-		(2,055,247)	(2,055,247)

June 30, 2017	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	18,680,923	3,150,000	-	54,034	21,884,957	0.33%
Trade and other receivables	-	-	-	3,035,573	3,035,573
Other current assets	-	43,988	-	285,613	329,601	2.55%
Other non-current assets	-	-	-	-	-

Total Financial Assets	18,680,923	3,193,988	-	3,375,220	25,250,131	0.88%

Financial Liabilities		-	-
Trade and other payables	-	-	-	892,434	892,434

Total Financial Liabilities	-	-	-	892,434	892,434

PRANA BIOTECHNOLOGY LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars
(unless otherwise noted)

22.	FINANCIAL INSTRUMENTS (continued)

(b)	Credit Risk

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

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

	Maturities of Financial Liabilities

2018	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	2,055,247	-	-	2,055,247	2,055,247
Total	2,055,247	-	-	2,055,247	2,055,247

2017	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	892,434	-	-	892,434	892,434
Total	892,434	-	-	892,434	892,434

(d)	Capital Risk Management

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

In 2018 and 2017, none of the Company’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Prana Biotechnology Limited

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Dated August 31, 2018

80