Form 20-F
period 2019-06-30
ALTERITY THERAPEUTICS LTD
filed 2019-08-30
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2019

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report __________

Commission file number 000-49843

ALTERITY THERAPEUTICS LIMITED

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of principal executive offices)

Geoffrey Kempler, Chief Executive Officer

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

+61 3 9349 4906 (phone) ; +61 3 9348 0377 (fax)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing sixty Ordinary Shares	ATHE	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2019 ……………860,837,432

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

Yes ☐  No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8 (File No. 333-228671) and our Registration Statements on Form F-3 (Files No. 333-220886 and 333-231417).

INTRODUCTION

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat the underlying causes of degeneration of the brain as the aging process progresses, currently focusing on Alzheimer’s disease, Huntington disease, Parkinson’s disease and other movement disorders. Other potential applications for our therapies include certain cancers, age-related macular degeneration, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease) and a variety of orphan neurodegenerative disorders.

The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019, we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. The Bank of New York, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents sixty of our ordinary shares. As used in this annual report, the terms “we,” “us,” “our” and “Alterity” mean Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) and its subsidiaries, unless otherwise indicated.

We have not obtained or applied for trademark registrations. Any trademarks and trade names appearing in this annual report are owned by their respective holders.

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. Our consolidated financial statements appearing in this annual report comply with IFRS.

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

i

ii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.	KEY INFORMATION

A.	Selected Consolidated Financial Data

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB. Our consolidated financial statements appearing in this annual report comply with IFRS as issued by IASB.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated. The following selected consolidated financial data as of June 30, 2019 and 2018 and for the years ended June 30, 2019, 2018 and 2017 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of June 30, 2017, 2016 and 2015 and for the years ended June 30, 2016 and 2015 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income:

	Year Ended June 30,
	2019	2018	2017	2016	2015
	(in A$, except loss per share and number of shares)
Interest income	108,538	201,174	132,396	142,657	176,842
Other income	4,951,167	3,125,775	3,022,673	4,753,697	6,317,438
Research and development expenses	(12,983,185)	(6,698,016)	(5,700,339)	(9,585,371)	(12,298,167)
General and administration expenses	(4,308,352)	(4,341,058)	(3,968,630)	(3,610,551)	(4,506,122)
Intellectual property expenses	(322,097)	(224,580)	(241,892)	(241,954)	(257,299)
Other operating expenses	(132,965)	(58,172)	(126,071)	(45,276)	(39,210)
Other gains and losses	349,064	(270,860)	(660,213)	857,247	4,721,449
Net loss	(12,337,830)	(8,265,737)	(7,542,076)	(7,729,551)	(5,885,069)
Loss per share in cents – basic and diluted	(2.00)	(1.55)	(1.41)	(1.45)	(1.17)
Weighted average number of ordinary shares outstanding - basic and diluted	615,772,236	533,891,470	533,891,470	533,891,470	502,714,982

Balance Sheet Data
	As of June 30,
	2019	2018	2017	2016	2015
	(in A$)
Cash and cash equivalents	14,399,904	15,235,556	21,884,957	28,593,538	34,909,574
Working capital	16,541,001	16,010,651	23,659,659	31,299,470	39,025,487
Total assets	19,909,918	18,726,013	25,280,946	33,725,020	41,834,382
Net assets	16,554,773	16,081,157	23,690,034	31,367,213	39,113,264
Issued capital	156,632,636	143,910,328	144,018,006	146,879,214	146,895,714
Share based payment reserves	1,158,975	1,753,954	2,320,480	9,363,181	9,363,181
Accumulated deficit during development stage	(141,236,838)	(129,583,125)	(122,648,452)	(124,875,182)	(117,145,631)
Total equity	16,554,773	16,081,157	23,690,034	31,367,213	39,113,264

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have not sufficiently advanced the development of any of our product candidates, to market or generate revenues from their commercial application. We have incurred losses in every period since we began operations in 1997 and reported net losses of A$12,337,830, A$8,265,737 and A$7,542,076 during the fiscal years ended June 30, 2019, 2018 and 2017 respectively. As of June 30, 2019, our accumulated deficit was A$141,236,838. We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence clinical trials of our product candidates that includes PBT434 for Parkinsonian diseases, prospectively PBT2 for alternative indications and the development of other compounds.

Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

●	the continued progress of our research and development programs;

●	the timing, scope, results and costs of nonclinical studies and clinical trials;

●	the cost, timing and outcome of regulatory submissions and approvals;

●	determinations as to the commercial potential of our product candidates;

●	our ability to successfully expand our contract manufacturing services;

●	our ability to establish and maintain collaborative arrangements; and

●	the status and timing of competitive developments.

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

We raised US$1,163,562 from the sale of our ordinary shares pursuant to our at-the-market offering facility in the year ended June 30, 2019 and subsequent to such date have raised an additional US$191,912 pursuant to this facility. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances.

We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialization initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our shares are lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

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

In order to obtain approvals to market a new drug product, we or our potential partners must demonstrate proof of safety and efficacy in humans. To meet these requirements, we or our potential partners will have to conduct extensive non-clinical testing and “adequate and well-controlled” clinical trials. Conducting clinical trials is a lengthy, time-consuming and expensive process. The length of time may vary substantially according to the type, complexity, novelty and intended use of the product candidate, and often can be several years or more per trial. Even if we obtain positive results from such non-clinical or initial clinical trials, we may not achieve the same success in future trials. Clinical trials may not demonstrate adequate safety or sufficient effectiveness to obtain the requisite regulatory approvals for product candidates employing our technology. The failure of clinical trials to demonstrate safety and efficacy for a particular desired indication could harm development of that product candidate for other indications as well as other product candidates.

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

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

●	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

●	slower than expected patient enrollment;

●	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

●	unforeseen safety issues; or

●	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

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

We lack the resources to manufacture any of our product candidates on a clinical or commercial scale and do not currently have, nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials. We rely on collaborators and/or third parties for development, scale-up, formulation, optimization, management of clinical trial and commercial scale manufacturing and commercialization. There are no assurances we can scale-up, formulate or manufacture any product candidate in sufficient quantities with acceptable specifications for the conduct of our clinical trials or for the regulatory agencies to grant approval of such product candidate. We have not yet commercialized any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with good manufacturing practices (GMP) and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse event, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. We may not be able to meet specifications previously established for product candidates during scale-up and manufacturing.

There may be a limited number of third parties who can manufacture our products. Our reliance on third parties to manufacture our product candidates will expose us and our partners to risks including the following, any of which could delay or prevent the commercialization of our products, result in higher costs, or deprive us of potential product revenue:

●	Contract manufacturers can encounter difficulties in achieving the scale-up, optimization, formulation, or volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with the U.S. Food and Drug Administration, or FDA , International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use ("ICH"), European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of our product candidate materials for clinical study, leading to delays in our trials.

●	For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or identifying future manufacturers may be difficult. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with FDA, ICH, European and other mandated GMP regulations and/or guidelines. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.

●	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

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

Positive results in previous clinical trials of a product candidate may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

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

We may be liable for errors associated with our submission of pricing data. If we are found to have knowingly submitted false pricing data to the Medicaid program, we may be liable for civil monetary penalties in the amount of up to $100,000 per item of false information. Our failure to submit pricing data to the Medicaid program on a timely basis could result in a civil monetary penalty of $10,000 per day for each day the information is late. Such failure also could be grounds to terminate our Medicaid drug rebate agreement, which is the agreement under which we might participate in the Medicaid drug rebate program. In the event that our rebate agreement is terminated, federal payments may not be available under Medicaid for our covered outpatient drugs. We cannot assure you that our submissions will not be found to be incomplete or incorrect.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

Recent health care reform legislation has strengthened these laws. For example, the Health Care Reform Law, among other things, amends the intent requirement of the U.S. Anti-Kickback Statute and criminal health care fraud statutes; a person or entity no longer needs to have actual knowledge of this statute or specific intent to violate it. In addition, the Health Care Reform Law provides that the government may assert that a claim including items or services resulting from a violation of the U.S. Anti-Kickback Statute constitutes a false or fraudulent claim for purposes of the U.S. False Claims Act. Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government or knowingly making, or causing to be made, a false statement to get a false claim paid.

Over the past few years, pharmaceutical and other healthcare companies have been prosecuted under these laws for a variety of alleged promotional and marketing activities, such as: allegedly providing free trips, free goods, sham consulting fees and grants and other monetary benefits to prescribers; reporting to pricing services inflated average wholesale prices that were then used by federal programs to set reimbursement rates; engaging in off-label promotion that caused claims to be submitted to Medicare or Medicaid for non-covered, off-label uses; and submitting inflated best price information to the Medicaid Rebate Program to reduce liability for Medicaid rebates. Most states also have statutes or regulations similar to the U.S. Anti-Kickback Statute and the U.S. False Claims Act, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor. Sanctions under these federal and state laws may include substantial civil monetary penalties, exclusion of a manufacturer's products from reimbursement under government programs, substantial criminal fines and imprisonment.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicized safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. The implementation of cost containment measures or other healthcare system reforms may prevent us from being able to generate revenue, attain profitability, or commercialize our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that impact we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and several results of operations.

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

Any future success will depend in large part on whether we can:

●	obtain and maintain patents to protect our own product candidates and technologies;

●	obtain orphan designation for our product candidates and technologies;

●	obtain licenses to the patented technologies of third parties;

●	operate without infringing on the proprietary rights of third parties; and

●	protect our trade secrets, know-how and other confidential information.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others.  If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities.  Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all.  To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialization of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights.  We may have to defend the validity of our patents in order to protect or enforce our rights against a third party.  Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them.  Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability.  While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business, or permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.

●	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.

●	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.

●	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.

●	It is possible that our pending patent applications will not lead to issued patents.

●	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

●	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.

●	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.

●	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors.  To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources.  We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting.  Failure to maintain effective internal control over financial reporting could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs. Additionally, our independent registered public accounting firm has not performed an evaluation of our internal control over financial reporting and consequently additional material weaknesses may be identified.

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

Risks Related to Our Securities

Life Biosciences LLC (“ Life Biosciences”) owns 31.35% of the outstanding ordinary shares of our company and has the ability to increase its ownership interest in our company to 57.81%. This concentration of ownership gives Life Biosciences significant influence over our management and affairs and may deter a change in control or other transaction that may be favorable to our shareholders.

Life Biosciences owns 269,905,533 ordinary shares and Warrants to purchase an additional 539,811,066 ordinary shares. If exercised in full, would own 57.81% of our company. This concentration of ownership gives Life Biosciences significant influence over our management and affairs and may deter a change in control or other transaction that may be favorable to our shareholders. Life Biosciences also has the right until December 19, 2019, but has no obligation, to participate in future capital raisings to maintain its percentage ownership in our company, on the same terms of the April 5, 2019 placement. Because of its ownership interest, including the appointment of two directors to our board of directors, and the right to appoint a third director so long as it holds 20% of our issued ordinary shares, it is able to influence the outcome of all corporate actions requiring approval of our shareholders, including the election of directors and approval of significant corporate transactions, which may result in corporate action with which other shareholders do not agree. If Life Biosciences votes in favor of the foregoing actions, it will have sufficient voting power to approve such actions and no other shareholder approvals will be required. If a third director is appointed and a current director resigns, as proposed, half of the Board members will be directors nominated by Life Biosciences.

Life Biosciences has therefore significant influence over our management and affairs and control over matters requiring shareholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or our assets, for the foreseeable future. This concentration of ownership may also cause, delay, deter or prevent a change in control, and may make some transactions more difficult or impossible to complete without the support of Life Biosciences, regardless of the impact of such transactions on our other shareholders. The interests of Life Biosciences may differ from the interests of other shareholders and thus result in corporate decisions that are disadvantageous to other shareholders.

Two of our directors resigned in April 2019 and we added two new directors to our board of directors at such time, which may lead to changes in our operations.

Two new directors were elected to our board of directors, and two existing directors resigned from our board of directors, on April 8, 2019, The two new directors are nominees of our new controlling shareholder. Because of these recent additions and resignations, our board of directors has not worked together as a group for an extended period of time. This change in the composition of our board of directors may lead to changes in our operations as these new directors analyze our business and contribute to the formulation of business strategies and objectives. Our operating results could be adversely affected as we adjust to new business strategies and objectives.

Sales of ADSs issuable upon exercise of the Warrants issued to Life Biosciences may cause the market price of our ADSs to decline.

The Warrants held by Life Biosciences entitle it to purchase up to 8,996,851 ADSs, representing 539,811,066 of our ordinary shares, at a purchase price per ADS of A$2.70. The sale of such ADSs, or the perception that such sales could occur, may cause the market price of our ADSs to decline or become more volatile. In addition, the fact that Life Biosciences can sell substantial amounts of ADSs in the public market, whether or not sales have occurred or are occurring, could make it more difficult for the Company to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that it deems reasonable or appropriate.

Our stock price may be volatile and the U.S. trading market for our American Depository Shares (ADSs) is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years ended June 30, 2019 and subsequently until August 30, 2019, the market price for our ordinary shares on the ASX has ranged from as low as A$0.023 to a high of A$0.078 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$0.91 to a high of U.S.$3.79. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

●	the results of pre-clinical testing and clinical trials by us and our competitors;

●	developments concerning research and development, manufacturing, and marketing alliances or collaborations by us and our competitors;

●	announcements of technological innovations or new commercial products by us and our competitors;

●	determinations regarding our patent applications, patents and those of others;

●	publicity regarding actual or potential results relating to medicinal products under development by us and our competitors;

●	proposed governmental regulations and developments in Australia, the U.S. and elsewhere;

●	litigation;

●	economic and other external factors; and

●	period-to-period fluctuations in our operating results.

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

Ownership interest in our company may be further diluted as a result of additional financings.

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015 we sold A$7.1 million of additional ordinary shares under this program. On October 13, 2016, we entered into an At-Market Issuance Sales Agreement, for an at-market offering program under which we may from time to time sell up to an aggregate of U.S.$44,460,787 of our ordinary shares represented by ADSs. On November 8, 2017 we entered into Amendment No. 1 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. From July 1, 2018 and to date, we sold U.S.$1,355,474 of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and to date we sold an aggregate of 208,684,810 ordinary shares under this facility and raised a total of A$48.4 million (U.S.$43.9 million) in gross proceeds.

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

There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC to some U.S. investors, and a controlled foreign corporation, or CFC to other U.S. investors. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and once again qualified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2019 for some U.S. investors. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules. U.S. residents should carefully read “Item 10.E. Additional Information - Taxation, United States Federal Income Tax Consequences” for a more complete discussion of the U.S. federal income tax risks related to owning and disposing of our ADSs.

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

As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country (Australian) corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules. As of the date of this report, we have elected to follow home country practices instead of the following NASDAQ requirements:

●	the Rule related to Audit Committee Composition rule 5605(c)(2)(A)): we may have an audit committee composed of two members instead of “at least three members”. We may not follow NASDAQ rules regarding independence of such members (as long as comply Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, subject to the exemptions provided in rule 10A-3(c)), and we may not have a financially sophisticated member as defined.

●	the Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1))

●	the Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 56505(b)(2)

●	the Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)

●	the Rule regarding independent director oversight of executive officer compensation (Rule 5605(d)

●	the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c), an issuance that will result in a change of control of the company (Rule 5635(b), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d) and certain acquisitions of the stock or assets of another company (Rule 5635(a)).

We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors,

As of the date of this annual report, a majority of our directors did not satisfy the standards for independence as specified by the SEC and the listing standards of The Nasdaq Stock Market pursuant to which we evaluate director independence. If our Board of Directors is not made up of a majority of independent directors, there may be a lower level of oversight on executive management, and our Board of Directors may be influenced by the concerns, issues or objectives of management, including compensation and governance issues, to a greater extent than would occur with a majority of independent directors. As a result, the composition of our Board of Directors may afford less protection to our shareholders than if our Board of Directors were composed of a majority of independent directors.

A lack of independent directors may also make it difficult to create board committees meeting the requirements of our board committee charters and the NASDAQ Rules pursuant to which we evaluate director independence. Historically, we have strived to have an audit committee comprised of at least three independent directors and other board committees comprised solely of independent directors. Currently, our audit committee has only two members, both of who are independent under the NASDAQ Rules and applicable SEC requirements. Due to the lack of independent directors, it may be difficult to establish effective operating board committees comprised of independent members to oversee committee functions. This structure gives our executive officers additional control over certain corporate governance issues, including compensation matters and audit issues for internal control and reporting purposes, with more limited oversight of our executive officers' decisions and activities.

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

Our legal and commercial name is Alterity Therapeutics Limited (formerly Prana Biotechnology Limited). We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter. Our registered office is located at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia and our telephone number is 011-61-3-9824-5254. Our principal executive office is located at Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia and our telephone number is 011-61-3-9349-4906. Our website address is www.alteritytherapeutics.com. The information in our website is not incorporated by reference into this annual report.

Alterity is developing first-in-class therapies to treat neurodegenerative diseases. Its lead drug candidate, PBT434, has demonstrated pre-clinical evidence as a potential treatment of Parkinsonian disorders and has had encouraging results in its Phase 1 clinical program, which was completed this year. The scientific hypothesis of PBT434 is that it prevents brain cells from dying by blocking the formation of toxic alpha-synuclein fibrils. The accumulation of the alpha-synuclein protein within neurons and glial support cells is a pathological hallmark of Multiple system atrophy (“MSA”), a Parkinsonian disorder and Alterity’s first therapeutic target.  PBT434 has previously been shown in animal models of Parkinson’s disease and MSA to reduce alpha-synuclein aggregation, preserve neurons and improve motor function.

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

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2019, our capital expenditures have totaled A$97,345.

B.	Business Overview

Alterity’s Background

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

●	The University of Melbourne, Department of Pathology; and

●	The Florey Institute of Neuroscience and Mental Health in Melbourne.

●	The Massachusetts General Hospital, Genetics and Aging Unit in Boston. Massachusetts General Hospital (MGH); and

●	University of California, San Francisco.

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

Candidate product discovery and translational Biology Programs

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

To increase depth and breadth of our pipeline into new neurodegenerative indications, we have continued to develop our ‘two tier’ Translational Research program structure during 2018. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel agents of interest based on their mechanism of action profile. Our discovery research has established Structure Activity Relationships (“SAR”) within chemical moieties that guide our chemists towards the design of novel therapeutics. The discovery phase also includes preliminary bioavailability and pharmacokinetic characterization. The second tier comprises ‘translational’ animal modeling programs to test and validate new candidates as potential development product candidates. To date, our library comprises more than 2,000 compounds. Using SAR that has been developed over years of testing and validation by Alterity scientists, new compounds are being generated that retain functionality across diverse and novel chemical scaffolds.

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

Parkinson's Disease and Movement Disorders

Parkinson’s disease, another neurodegenerative disease of the aging population, causes a progressive slowing of movement, tremors and the loss of fine motor control due to the death of substantia nigra cells in the brain. These cells produce the neurotransmitter dopamine in the brain, which is required for normal motor control. Existing therapies, such as dopaminergic agents, may provide symptomatic relief, but do not address the underlying cause of the disease. We believe that drug candidates in our library may affect the aggregation of the proteins implicated in the pathology of Parkinson’s disease and related movement disorders.

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

In November 2012, our scientists, Dr. Robert Cherny and Associate Professor David Finkelstein, Head of the Synaptic Neurobiology laboratory at the Florey Institute, received an NHMRC grant to study the benefits of PBT434 in a program entitled, "Identifying the mechanisms of action of a novel 8-hydroxyquinazolinone in models of Parkinson's disease." The program helped elucidate some of the innate mechanisms of action of PBT434.

In June 2013, our science was highlighted at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders, in Sydney, Australia. Professor Colin Masters, Director of The Mental Health Research Institute at the Florey Institute and Assoc. Professor David Finkelstein presented data showing that PBT434 prevented the aggregation of alpha synuclein, the protein target in Parkinson’s and other movement disorders. The ability of PBT434 to reduce alpha-synuclein accumulation has highlighted the potential for PBT434 to treat other movement disorders characterized by the over expression alpha-synuclein including the orphan disease Multiple system atrophy, which is a rare form of “atypical parkinsonism”.

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

PBT434 has also been profiled in mouse models of atypical Parkinsonian conditions, including orphan diseases such as Multiple system atrophy (MSA) and Progressive Supranuclear Palsy, a tauopathy. An outline of results include:

●	In an animal model of MSA, PBT434 prevents α-synuclein aggregation and preserves neurons in the s. nigra and decreased the number of glial cell inclusions in the brains of treated animals. Glial cell inclusions are the pathological hallmark of MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration. The pathologic benefits were associated with improved motor function in treated animals.

●	In mutant overexpressing tau mice, rTg4510, PBT434 has demonstrated significant improvement in the Y-maze cognitive assessment and resulted in a significant reduction in the number of abnormal tau deposits in the hippocampus of 12 month old mice.

A comprehensive nonclinical program has been conducted to evaluate PBT434’s profile in support of Phase 1 studies in healthy volunteers was completed. PBT434 had no relevant off-target binding activity in a broad panel of protein interactions. PBT434 did not have significant inhibitory activity of the hERG channel relevant to expected human plasma concentrations in a GLP study. PBT434 was well-tolerated in safety pharmacology studies (GLP cardiovascular, respiratory and central safety pharmacology studies) and in GLP 28-day general toxicity studies in the rat and dog. PBT434 is subject to diverse metabolic pathways and is brain penetrant. Long term toxicology and metabolism studies to support patient studies are ongoing.

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

In July 2008, the results of extensive pre-clinical research findings for PBT2 were published in the journal Neuron. The paper by Alterity scientist, Associate Professor Paul Adlard was entitled, “Rapid restoration of cognition in Alzheimer’s transgenic mice with 8-hydroxyquinoline analogs is associated with decreased interstitial Aβ”. The key findings included the demonstration that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons enabling improved neurotransmission. In March 2009, we published further data on the impact of PBT2 on synapses in transgenic animal models. The findings demonstrated that PBT2 could prevent the loss of synapses in these Alzheimer’s disease animal models, indicating that PBT2 has a potent neuroprotective effect on neurons, consistent with the observation that PBT2 can improve cognitive performance in impaired transgenic animals.

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

In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain contributes to mechanisms related to its anti-toxic effects of Alzheimer’s disease, including inhibition of beta-amyloid aggregation and promotion of the activation of GSK3 protein, an important brain protein suggested to be involved in Alzheimer disease. In addition, one of our research scientists, Dr. Paul Adlard, received an Australian National Health and Medical Research Council, or NHMRC, grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, "The role of metals in healthy brain aging: identification of novel compounds to prevent age-related cognitive decline.” The grant provided an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with aging and Alzheimer disease. Also in October 2011, our scientist and co-inventor of PBT2, Dr. Kevin Barnham, was awarded a NMHRC grant to explore how PBT2's copper binding and transport activity can inhibit brain excitotoxicity, which is the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors). Excitotoxicity is a common feature in the brains of patients affected by neurodegenerative disorders such as Alzheimer’s disease and Huntington disease. In March 2012, our Chief Scientific Advisor, Professor Rudolph E. Tanzi, published an important body of work on the role of brain metals in the etiology of Alzheimer’s disease, supporting Alterity’s therapeutic strategy. The paper was entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s disease’ published in PLoS ONE in March 2012.

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

In October 2013, Dr. Adlard also published a paper on the ability of PBT2 to restore learning and memory in aged mice. His paper, entitled “A Novel Approach To Rapidly Prevent Age-Related Cognitive Decline” and published in the journal Aging Cell, demonstrated that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice. Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Alterity scientists have shown to be significantly improved by PBT2 administration. Importantly, it has been shown that PBT2 increased expression of markers of neurogenesis and increased synaptic density which in turn, correlated with improved performance on memory tasks.

The underlying mechanisms of action of PBT2 work to prevent metal mediated neurodegenerative processes including oxidative stress, formation of toxic amyloid oligomers and compromised neuronal and synaptic function leading to cognitive impairment. In Alzheimer’s disease, beta-amyloid aggregates in the synaptic cleft have been associated with impaired synaptic transmission as evidenced by reduced Long Term Potentiation experiments (LTP) in mice. Alterity scientists have published that PBT2 is able to inhibit the beta-amyloid induced inhibition of LTP, thus restoring synaptic capability and cognitive function. In February 2015, a new mechanism of action of PBT2 was published in Neurobiology of Disease which demonstrated the ability of PBT2 to protect against glutamate-induced (synaptic) excitotoxicity in a metal dependent manner. The paper was entitled, “PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning”. The over excitation of NMDA receptors in glutamatergic neurons leads to mitochondrial damage and cell death and has been postulated as one of the pathological events in Alzheimer’s disease and Huntington disease. Further elucidation of the protective role of PBT2 is required, however it appears that the zinc ionophore property of PBT2 works to increase intracellular zinc in the post synaptic terminal, triggering the release of calcium which in turn, leads to neuroprotective pathways being activated inside the neuron that prevent excitotoxicity. Over recent years, the ability of PBT2 to reduce the phosphorylation of the microtubule-associated protein ‘tau” has been demonstrated in new in vitro screening assays and modelled in transgenic mice. Phosphorylated tau is deposited in cells as fibrillar aggregates in numerous neurodegenerative diseases, notably Alzheimer's disease and also Huntington disease and other neurodegenerative disorders. The functions of tau are regulated by site-specific phosphorylation events, which are dysregulated in the disease state, resulting in tau dysfunction and mislocalization. This can lead to aggregation, neuronal dysfunction and death. Unpublished data show that PBT2 can reduce tau phosphorylation and improve cognitive function in a transgenic tau mouse model.

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

As described in the preceding section, ‘Platform Technology, Discovery and Translational Research Programs – Alzheimer’s disease’, in October 2013 Alterity scientist Associate Professor Paul Adlard published a paper in the journal Aging Cell, demonstrating that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice. Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Alterity scientists have shown to be significantly improved by PBT2 administration. In particular, this restoration of cognitive function was accompanied by an increase in underlying hippocampal neurons, synaptic density and neuronal proliferation markers around the lateral ventricles, a region susceptible to atrophy in Huntington disease.

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

In 2015, Alterity scientist Associate Professor Kevin Barnham and colleagues published on the ability of PBT2, through its ionophore properties, to inhibit the over-excitation of the glutamate neuronal transmission pathway that can lead to neuronal death in the paper entitled, “PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning” in the journal, Neurobiology of Disease. Such excitotoxicity is implicated in neurodegenerative diseases including Alzheimer disease and Huntington disease.

Clinical Trials for Our Product Candidates

PBT434

Just prior to the end of the last reporting year, we received ethics committee approval for a clinical trial evaluating the safety and pharmacokinetics of PBT434 in healthy volunteers. The Phase 1 study, conducted in Australia, recruited 70 adult volunteers and ten elderly volunteers with the key goals of assessing the safety, tolerability and drug disposition within the body (pharmacokinetics) of PBT434 after single and multiple oral dose administration.

The volunteers in the single ascending dose phase of the study, made up of four individual dose levels in ascending order, received a single oral dose of PBT434 and a blood sampling over the next 72 hours. In the multiple ascending dose phase of the study, volunteers received eight days dosing with PBT434, administered as three successively higher dose levels, with intensive blood sampling for pharmacokinetics on days 1 and 8. At the two highest multiple dose levels, cerebrospinal fluid was collected at steady state to determine drug penetration to the site of action in the brain. Elderly participants received the highest dose level for 8 days as well.

We announced in July 2019 that the study was successfully completed with systemic exposure to the drug comparable between elderly and healthy volunteers. PBT434 was found to be safe and well tolerated. Adverse event rates were found to be comparable with placebo and no subject experienced a serious adverse event or an adverse event that led to discontinuation of the study drug.

The interim clinical data were presented at the American Academy of Neurology Annual Meeting in Philadelphia, USA in May 2019 with plans for the full data to be presented at various scientific conferences in the coming months.

We have commenced preparations for further clinical studies targeting MSA.

We are focusing on the treatment of Parkinsonian disorders, a group of neurological disorders which have Parkinsonism as a feature. Parkinsonism is a general term for symptoms of slowed of movement, stiffness and tremor, and occurs in idiopathic Parkinson disease and atypical forms such as MSA, Progressive Supranuclear Palsy, among others. The atypical forms of Parkinsonism have a limited response to available drugs for treating symptoms of Parkinson disease. Alterity is targeting MSA, a highly debilitating disease with no approved treatments.

MSA is a rapidly progressive neurodegenerative disorder leading to severe disability and impairment in quality of life. It is a sporadic disease (not inherited) and typically presents in 50s to 60s. It is an Orphan disease with a prevalence of approximately 5 per 100,000 in the US. In addition to Parkinsonism as described above, affected individuals experience symptoms of autonomic failure such as orthostatic hypotension, bladder dysfunction, erectile dysfunction and constipation as well as cerebellar impairments such as impaired gait and difficulty speaking and swallowing.

We applied to the FDA for Orphan Drug designation for the proposed use of PBT434 for the treatment of MSA, and the designation was granted in January 2019. Orphan designation entitles Alterity to seven years of market exclusivity for the use of PBT434 in the treatment of MSA and qualifies the sponsor of the drug for various development incentives of the Orphan Drug Act, including tax credits for qualified clinical testing.

We have continued to build on our body of scientific evidence for PBT434 drug, with the presentation of pre-clinical evidence of PBT434 treatment for MSA at the International Congress of Parkinson’s Disease and Movement Disorders at Hong Kong in October 2018. The pre-clinical data demonstrated that PBT434 prevented α-synuclein aggregation, preserved neurons, decreased the number of glial cell inclusions and reduced motor impairment in an animal model of MSA. These findings are consistent with previous Parkinsonian disease animal models that have undergone PBT434 treatment.

PBT2

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

Patent Portfolio

We have continued to advance our patents both locally and internationally. Alterity chemists have invented and synthesized a large number of compounds across different chemical groups. Accordingly, in March 2019, we filed a new provisional patent application that exemplifies in excess of 180 novel compounds.

Alterity Therapeutics is confident of securing patent claims to both the composition of matter of those compounds as well as to methods of treating diseases with the use of those compounds. New and ongoing biological data will determine our IP strategy going forward into 2020.

In the past 12 months Alterity Therapeutics has advanced a number of existing patent families, as described below.

First, ‘National Phase’ patent applications has been prosecuted in 12 jurisdictions, including China, Europe, Japan and the USA for the 4H-Pyrido(1,2-a) Pyrimidin-4-one compounds patent family. The majority of these patent cases include claims to metal protein attenuating compounds (MPAC) compositions of matter.

Second, Alterity Therapeutics’ patent family entitled “Method of treating immunoglobulin light chain amyloidosis” has progressed to National Phase in Australia, China, Europe, Japan and the USA. This patent family is directed to the use of PBT2 for the treatment of Light Chain Amyloidosis, which is not a neurodegenerative disease.

Our ‘granted’ patent that claims 8-hydroxyquinoline compounds including PBT2, confers additional patent protection to the PBT2 therapeutic candidate.

Another five cases are maintained, being directed to several ‘Follow Up’ or next generation MPAC chemical classes, which comprise MPAC scaffolds that are an alternative to the 8-hydroxyquinoline chemical scaffold. Numerous provisional patents remain filed and are directed to proprietary methods of synthesizing key compounds.

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 Applicant: Prana Biotechnology Limited	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline MPAC class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003 Applicant: Prana Biotechnology Limited	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005 Applicant: Prana Biotechnology Limited	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, Sth Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007 Applicant: Prana Biotechnology Limited	Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand and the USA. A case has been Granted in Europe and has been validated in separate countries. An application is under examination in Brazil.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007 Applicant: Prana Biotechnology Limited	A patent has been Granted in the USA, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

“Quinazolinone compounds” Filed: December 24, 2008 Applicant: Prana Biotechnology Limited	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s disease. Particularly new 2,3 disubstituted F4 compounds.

“4H-Pyrido(1,2-a) Pyrimidin-4-one compounds” Filed: December 2, 2015 Applicant: Prana Biotechnology Limited	PCT National phase patent applications has been filed in Australia, Brazil, Canada, China, EA, EU, India, Japan, Malaysia, NZ, Korea and the USA. A case in the USA has proceed to Grant.	This invention is directed to novel MPAC compounds for the treatment of neurodegenerative diseases. Particularly new ‘F3’ compounds.

“Method of treating immunoglobulin light chain amyloidosis” Filed: July 1, 2016 Applicant: Prana Biotechnology Limited	A PCT patent application has entered National Phase and awaits examination.	This invention is directed to the treatment of light chain amyloidosis with a known compound.

“Compounds for Methods of Treating Diseases” Filed March 15, 2019 Applicant: Prana Biotechnology Limited	An Australian provisional patent application has been filed.	This invention is directed to novel new compounds and for the treatment of neurodegenerative diseases.

Patent	Status	Invention
“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: March 12, 2019 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

“A method of the production of 2-substituted-3H-quinazolin-4-ones-II” Filed: March 12, 2019 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for quinazolinone compounds.

“Processes for the preparation of 8-Hydroxyquinoline Derivatives” Filed: January 4, 2019 Applicant: Prana Biotechnology Limited	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for 8-Hydroxyquinoline Derivatives.

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

We have two wholly-owned subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited, incorporated in the United States and the United Kingdom, respectively.

D.	Property, Plant and Equipment

Our executive offices are located at Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia, where we occupy approximately 223 square meters. The lease for the facility, which expires on September 17, 2020, has an annual rent of A$75,820. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, USA, where we occupy approximately 911 square feet. The lease for the facility, which expires on October 31, 2019, has an annual rent of US$28,204.

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

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the ASX. From September 5, 2002 until April 8, 2019, our ADSs traded on the NASDAQ Capital Market under the symbol “PRAN”. On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date.

Our consolidated financial statements appearing in this annual report comply with both IFRS as issued by IASB. In this annual report, all references to “U.S. dollars” or “U.S.$” are to the currency of the United States, and all references to “Australian dollars” or “A$” are to the currency of Australia. All of our revenues are generated in Australian dollars, except for interest earned on foreign currency bank accounts, and the majority of our expenses are incurred in Australian dollars.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have completed four Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. We have completed the “IMAGINE” Phase II biomarker imaging trial in Alzheimer’s disease and a fifty-two week open label IMAGINE Extension study and the “Reach2HD” Phase IIa trial in Huntington disease. We recently completed a Phase I clinical trial of PBT434 in healthy volunteers. For details regarding clinical trials for our lead compound PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Product Candidates.”

Critical Accounting Estimates

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

Going concern basis. The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. For the year ended June 30, 2019, the Group incurred an operating loss of $12,337,830 (2018: $8,265,737) and an operating cash outflow of $13,894,101 (2018: $6,245,188). As at June 30, 2019, the net assets of the Group stood at $16,554,773 (2018: $16,081,157) and the cash position has decreased to $14,399,904 from $15,235,556 million at 30 June 2018. The Group has recorded a Trade and Other Receivable at June 30, 2019 in the amount of $4,825,270 from the Australian Taxation Office in respect of its 2019 research and development tax incentive claim. The Group expects to receive this amount during the 12 months ended June 30, 2020 and also expects the research and development tax incentive to continue to be applicable in the subsequent years.

On April 8, 2019, the Company completed the strategic investment by Life Biosciences LLC ("Life") of an initial US$7.5 million (approximately A$10.526 million) in the Company. The Company also completed a private placement to raise another A$0.9M from sophisticated investors. As part of these transactions, the Company also issued a total of 586,672,964 warrants each with an exercise price of A$0.045 (4.5 cents), vesting on June 8, 2019 and expiring on December 19, 2019, which can potentially raise up to approximately another A$26.4 million upon the holders' election to convert in to the Company's ordinary shares. There is no commitment in this regard.

The Directors intend to raise new equity funding within the next twelve months to progress the Group's planned research and clinical expenditure. Notwithstanding these plans, the Directors are confident that the Group has sufficient liquidity with cash and other assets available as at 30 June 2019 to meet its creditors and other commitments. Further, no asset is likely to be realized for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at 30 June 2019.Therefore, no adjustments have been made to the financial report relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should the Group not continue as a going concern.

Research and development payments. Expenditure during the research phase of a project is recognized as an expense when incurred. Where no internally generated intangible assets can be recognized, development expenditure is recognized as an expense in the period as incurred. Development costs are capitalized if and only if, all of the following are demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	the intention to complete the intangible asset and use or sell it;

●	the ability to use or sell the intangible asset;

●	how the intangible asset will generate probable future economic benefits;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

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

Results of Operations

Year ended June 30, 2019 compared to year ended June 30, 2018

Interest income

Interest income decreased to A$108,538 for the year ended June 30, 2019 from A$201,174 for the year ended June 30, 2018, a decrease of A$92,636, or 46%. The decrease in interest income is primarily attributable to the lower utilization of longer term interest bearing deposits during the current fiscal year.

Other Income

We had other income of A$4,951,167 for the year ended June 30, 2019, relating to eligible research and development activities, on which we are entitled to a 43.5% refundable tax offset under an Australian Government tax incentive that was introduced on July 1, 2011. We had other income of A$3,125,775 for the year ended June 30, 2018 relating to eligible research and development activities, on which we were entitled pursuant to the aforementioned Australian Government tax incentive. The increase in the research and development tax incentive is attributable to an increased amount of eligible research and development expenditure.

Research and development expenses

Our research and development expenses increased to A$12,983,185 for the year ended June 30, 2019 from A$6,698,016 for the year ended June 30, 2018, an increase of A$6,285,169, or 93.8%. The increase is attributable to the increase in activity in relation to the conduct of our Phase 1 study of our lead product candidate PBT434 and other research and development activities.

General and administrative expenses

General and administrative expenses decreased slightly to A$4,308,352 for the year ended June 30, 2019 from A$4,341,058 for the year ended June 30, 2018, a decrease of A$32,706, or 0.8%. The decrease is attributable to reduced head office operating costs.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, increased to A$322,097 for the year ended June 30, 2019 from A$224,580 for the year ended June 30, 2018, an increase of A$97,517, or 43.4%.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$349,064 for the year ended June 30, 2019 compared to a foreign exchange loss of A$270,860 for the year ended June 30, 2018. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2019 and 2018 fiscal years, the Australian dollar depreciated against the U.S. dollar and Euro, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars and Euro. In the 2019 and 2018 fiscal years, the Australian dollar appreciated against the British Pound, which had an unfavorable impact on the Australian dollar value of our cash held in British Pound. In the 2019 fiscal year, we incurred a foreign exchange gain of A$403,879 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$54,815 attributable to foreign currency transactions. In the 2018 fiscal year, we incurred a foreign exchange gain of A$278,117 attributable to the cash balances that we held in U.S. dollars, a foreign exchange loss of A$7,257 attributable to foreign currency transactions.

For a comparison of our results of operations between year ended June 30, 2018 and year ended June 2017, see Item 5.A. “ Results of Operations” of our annual report on Form 20-F as filed on August 31, 2018.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

Effective from July 1, 2018, we adopted IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers in the preparation of the Group’s financial statements. The impact of this adoption and the changes in accounting policies are provided below:

Impact on the financial statements - As a result of the changes in the entity’s accounting policies, prior year financial statements have not been restated.

IFRS 9 Financial Instruments - IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 Financial Instruments from 1 July 2018 resulted in changes in accounting policies but no adjustments to the amounts recognised in the consolidated financial statements. The new accounting policies are set out in note 20(k) and below. In accordance with the transitional provisions in IFRS 9(7.2.15) and (7.2.26), comparative figures have not been restated.

Classification and measurement

On July 1, 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories. No reclassification was required upon the adoption of IFRS 9.

Impairment of financial assets

The Group has only one type of financial assets that are subject to IFRS 9’s new expected credit loss model, which is trade and other receivables.

The Group was required to revise its impairment methodology under IFRS 9 for each of these classes of assets. The impact of the change in impairment methodology on the Group’s accumulated losses and equity is immaterial.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

IFRS 15 Revenue from Contracts with Customers - The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 July 2018 which resulted in changes in accounting policies but no adjustments to the amounts recognised in the consolidated financial statements. As the Group is still in the early stage of research and development for its products, it has neither generated revenue from contracts with customers, nor decided on the revenue strategy (licensing, sale of pharmaceutical products) for when the development phase is completed. Accordingly, the adoption of IFRS 15 has no impact on the financial statements. In prior reporting periods, revenue and other income of the Group primarily comprised of interest income and R&D tax incentive which are not affected by the adoption of IFRS 15.

There are no other IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2019 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2019 reporting periods. Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company.

Pronouncement	Title (Issue date)	Effective date	Impact on financial report
IFRS 16	Leases	Annual periods beginning on or after January 1, 2019 Earlier application is permitted.

The group has reviewed all leasing arrangements in light of the new lease accounting rules in IFRS 16. The standard will affect the accounting for the group’s operating leases.

As at the reporting date, the group has non-cancellable operating lease commitments of $111,811 see note 13(a).

The group expects to recognise right-of-use assets of approximately $101,528 on 1 July 2019 and lease liabilities of $108,525 (after adjustments for prepayments and accrued lease payments recognised as at 30 June 2019). Overall net assets will be approximately $6,914 lower, and net current assets will be $14,293 lower due to the presentation of a portion of the liability as a current liability.

The group expects that net loss after tax will increase by approximately $6,238 for the year ended 30 June 2020 as a result of adopting the new rules.

Operating cash flows will increase and financing cash flows decrease by approximately $94,857 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Group’s activities as a lessor are not material and hence the Group does not expect any significant impact on the consolidated financial statements. However, some additional disclosures will be required from next year.

B.	Liquidity and Capital Resources

We are a development stage company and have had no sales income to date, and as of June 30, 2019, our accumulated deficit totaled A$141,236,838. We had A$ 14,399,904 of cash and cash equivalents as of June 30, 2019, compared to A$ 15,235,556 as of June 30, 2018. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments. During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.

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

On February 21, 2011, the ADDF awarded us a grant of U.S.$700,000, to be provided in two equal instalments over two years. The purpose of the grant was to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease The ADDF is based in New York and functions on a venture philanthropy model. We issued a convertible promissory note to the ADDF in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to U.S.$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF. We also agreed to issue an additional five-year warrant to purchase U.S.$105,000 of our ordinary shares at a price per share equal to the closing price of our ordinary shares on the ASX on the date the second instalment of U.S.$350,000 was paid. The note was due and payable on February 25, 2014. As of June 30, 2014 both instalments totalling U.S.$700,000 were repaid in full.

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

On November 26, 2014 we entered into Amendment No.2 to our At-The-Market Issuance Sales Agreement to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. As of June 30, 2016, we sold 749,242 of our ADSs on a post reverse ratio basis for aggregate gross proceeds of approximately A$7.11 million (U.S.$5.54 million) through this facility.

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and Jones Trading Institutional Services LLC. On November 8, 2017, we entered into Amendment No. 1 to our At-The-Market Issuance Sales Agreement dated October 13, 2016, to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. Since July 1, 2018 and to date, we sold US$ 1,355,474 of additional ordinary shares under this program.

On December 28, 2018, we entered into a Securities Purchase Agreement with Life Biosciences whereby Life Biosciences agreed to invest an initial US$7.5 million in our company. Following shareholder approval, this investment was completed on April 8, 2019 with the issuance of 269,905,533 ordinary shares at an issue price of A$0.039 per share and 539,811,066 warrants each with an exercise price of A$0.045 per share and expiring on December 19, 2019.

As of June 30, 2019, we had a total of 25.3 million unlisted, unexercised options outstanding. The options have exercise prices ranging from A$0.07 to A$1.12. If all unlisted options were exercised, we would receive consideration of A$3 million in total.

From inception to June 30, 2019, our capital expenditures have totaled A$727,644, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research at the University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of three to 20 years, with a net balance as of June 30, 2019 of A$ 48,748. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

For the years ended June 30, 2019 and 2018, we incurred operating losses of A$12.3 million and A$8.3 million, respectively, and an operating cash outflow of A$14 million and A$6.2 million, respectively. We believe that our cash and cash equivalents on hand as of June 30, 2019 of A$14,399,904 is sufficient to meet our forecast cash outflows for, at least 12 months from the date of this report.

We believe that Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

●	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

●	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

●	Supporting activities that are directly related and designed to support the above).

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax incentive. In the year ended June 30, 2019, we recorded A$5.0 million in other income with respect to funds we will receive in relation to the 2019 financial year under the research and development tax incentive scheme.

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

At this time, our directors are of the opinion that no asset is likely to be realized for an amount less than the amount at which it is recorded in the Consolidated Statement of Financial Position as of June 30, 2019. Therefore, no adjustments have been made to our consolidated financial statements relating to the recoverability and classification of the asset carrying amounts or the classification of liabilities that might be necessary should we not continue as a going concern.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2019	2018	2017
	(A$)
Net cash (used) in operating activities	(13,954,818)	(6,245,188)	(5,865,080)
Net cash used in investing activities	(7,022)	(18,417)	(27,918)
Net cash generated (used) by financing activities	12,722,309	(107,678)	(159,564)
Net (decrease) in cash and cash equivalents	(1,239,531)	(6,371,284)	(6,052,562)
Cash and cash equivalents at beginning of period	15,235,556	21,884,957	28,593,538
Redemption of security deposit	-	-	-
Exchange rate adjustments on cash held in foreign currencies	403,879	(278,118)	(656,019)
Cash and cash equivalents at end of period	14,399,904	15,235,556	21,884,957

Net cash used in operating activities was A$ 13,954,818, A$6,245,188 and A$5,865,080 during the years ended June 30, 2019, 2018 and 2017, respectively. Our payments to suppliers and employees during the years ended June 30, 2019, 2018 and 2017 were A$17,325,579, A$9,466,459 and A$10,766,301, respectively. Our operating activity receipts for the years ended June 30, 2019, 2018 and 2017 of A$3,251,672, A$3,022,673, and A$4,901,221 consisted of R&D tax incentive refunds and interest. The A$7,859,120 increase in payments to suppliers and employees for the year ended June 30, 2019 when compared to the year ended June 30, 2018 reflects the increase in activity at the end of the fiscal year due to the conduct of the Phase 1 study of PBT434 and other research and development activity during the period. The A$1,299,842 decrease in payments to suppliers and employees for the year ended June 30, 2018 when compared to the year ended June 30, 2017 reflects the increase in activity at the end of the fiscal year due to the commencement of the Phase 1 study of PBT434 which is reflected in the increased Trade and Other Liabilities as of June 30, 2018. During the years ended June 30, 2019, 2018 and 2017, our payments to suppliers and employees was offset by interest received of A$ 119,089, A$198,598 and A$147,575, respectively.

Net cash used in investing activities was A$7,022, A$18,417 and A$27,918 during the years ended June 30, 2019, 2018 and 2017, respectively. Cash flows used for investing activities was primarily attributable to payments for the purchase of a property and equipment for the years ended June 30, 2019,2018 and 2017.

Net cash generated/(used) in financing activities was A$12,722,309, (A$107,679) and (A$159,564) for the years ended June 30, 2019, 2018 and 2017. Cash used by financing activities in the year ended June 30, 2019 and 2018 relate to costs of raising capital under or At-The-Market facility. A$13,084,629 was raised under our At-The-Market facility during the years ended June 30, 2019, A$nil 2018 and A$nil 2017.

We realized foreign exchange gain of A$403,879 for the year ended June 30, 2019 and foreign exchange losses of A$278,118 and A$656,019 respectively the years ended June 30, 2018 and 2017. In 2019, the Australian dollar depreciated against the U.S. dollar by 5.16%. In 2018, the Australian dollar depreciated against the U.S. dollar by 3.61%. In 2017, the Australian dollar depreciated against the U.S. dollar by 4.12%.

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

f.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2019. The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2019, we had research and development termination commitments approximating A$2.3 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritize our research and development programs to reduce expenditures as discussed in Item 5.B. Liquidity and Capital Resources.

Contractual Obligations	Payments due by period
	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	111,811	94,726	17,085	-	-
Total	111,811	94,726	17,085	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	64	Chairman of the Board of Directors and Chief Executive Officer
Kathryn J.E. Andrews	52	Chief Financial Officer
David A. Stamler	58	Chief Medical Officer and Senior Vice President Clinical Development
Lawrence B. Gozlan	40	Director
Peter A. Marks(1) (2)	63	Director
Brian D. Meltzer(1)(2)	65	Director
David A. Sinclair	50	Director
Tristan Edwards	44	Director

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee and Share Plan Committee

Mr. Geoffrey Paul Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and in June 2005 he again assumed the position of Chief Executive Officer. Mr Kempler is one of the founders of the Group. Mr Kempler is a qualified psychologist. Mr Kempler, who has extensive experience in investment and business development, has been responsible for the implementation of our strategic plan and the commercialisation of our technology.

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

Dr. David Stamler has served as our Chief Medical Officer and Senior Vice President, Clinical Development since May 2017. Prior to joining Alterity, Dr. Stamler served as the Vice President, Clinical Development and Therapeutic Head for Movement Disorders at Teva Pharmaceutical Industries, from 2015 to 2017. Dr. Stamler was the Chief Medical officer of Auspex Pharmaceuticals from January 2011 until 2015 when Teva acquired Auspex. Prior to that, Dr. Stamler served as Senior Vice President and Chief Medical Officer at XenoPort, Inc., a publicly-traded biopharmaceutical company, from 2008 to 2010 and Chief Scientific Officer and Head of Drug Development at Prestwick Pharmaceuticals, Inc., a private pharmaceutical company, from 2005 to 2008. Prior to Prestwick Pharmaceuticals, Inc., Dr. Stamler worked at Fujisawa Pharmaceutical Co. and its subsidiaries from 1997 to 2005, in various leadership roles, including Vice President, Research and Development, Medical Sciences at Fujisawa Healthcare, Inc. from 2003 to 2005 and as Vice President, Clinical Research Center at Fujisawa Research Institute of America from 2000 to 2003. Dr. Stamler began his career at Abbott Laboratories, a publicly-traded global pharmaceuticals and healthcare products company, where he served in various positions from 1993 to 1997, including Director of Clinical Research, Pharmaceutical Products for the International Division. Dr. Stamler received an M.D. from the University of Chicago—The Pritzker School of Medicine and a B.A. in Biology from the University of Chicago.

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

Mr. Peter Marks has served as a director of our company since July 2005. During the period November 21, 2006 to October 20, 2011, Mr. Marks also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that was focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment bank. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently a Principal of Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks is a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed municipal & industrial waste water technology business. Mr. Marks is also a non-executive director of Terragenic International Ltd, (renamed to Electriq~Global Ltd) an unlisted public company developing a novel hydrogen fuel system. He also currently serves as Director of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies and a Director of Noxopharm subsidiary, Nyrada Inc, which is developing several pre-clinical non-oncology projects. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

Mr. Brian Derek Meltzer has served as a director of our company since December 1999. Subsequent to several years as Chief Economist of ICI Australia (now Orica), Mr Meltzer spent 25 years in investment banking. His breadth of expertise includes major property transactions, corporate advisory, corporate finance, management buyouts, venture capital and large-scale syndications. He has held a number of Board and Board Advisory roles for private companies in the human resources, health, aged care, software, entertainment and finance sectors, including Director of a federal government licensed Innovation Investment Fund and co-founder of OSA Group, a provider of mental health services to corporates. Mr Meltzer is also a Director of the Australia-Israel Chamber of Commerce, Chairman of Independence Australia and Chairman of a privately-owned corporate health business.

Mr. Tristan Edwards was appointed as a director on April 8, 2019. He is the co-founder of Life Biosciences LLC and served as President and CEO from January 2016 until April 2019 and since that time serves as President and Chief Investment Officer. From January to December 2015 Mr Edwards worked as a consultant to various private equity and venture capital groups, including BlueSky in Australia. From January 2012 to October 2014 Mr Edward served as Chief Investment Officer and Chairman of Mosaic Asset Management. Mr Edwards has extensive global financial capital markets, regulatory compliance, and fiduciary oversight experience, following a 16-year investment career spanning leading financial organizations across Australia, London, HK and Singapore. His professional background has been in senior investment roles at leading financial groups such as Goldman Sachs, Brevan Howard, Trafalgar Capital and Mosaic Asset Management. He started his career as an analyst with the Australian Commonwealth Department of Finance. Tristan has a degree in Commerce from the University of Tasmania, and held the CFA, CMT and CPA designations.

Dr. David Andrew Sinclair was appointed as a director on April 8, 2019. He is the co-founder and Chairman of Life Biosciences LLC. He was recruited to Harvard Medical School in 1999 and is a tenured professor in the Department of Genetics and a co-director of the Paul F. Glenn Center for the Biology of Aging Research and serves on the non-profit boards of the American Federation for Aging Research and the Sanford Lorraine Cross Award. Dr. Sinclair is regarded as one of the world’s leading researchers on aging and age-associated diseases, with key contributions to understanding why we age and how to slow and even reverse the process. He has co-founded multiple biotechnology and genomics companies working on aging, neurological, metabolic, infectious and rare diseases. He has received more than 35 awards for his medical research, innovation, and teaching. In 2014, he was named in TIME Magazine’s “100 Most Influential People in the World” and in 2018 was named in TIME Magazine’s “50 Most Influential People in Health Care”. In 2018 Dr Sinclair was appointed an Officer of the Order of Australia for “distinguished service to medical research into the biology of aging and lifespan extension, as a geneticist and academic, to biosecurity initiatives, and as an advocate for the study of science”.

There are no family relationships among our directors and senior executives.

b.	Compensation

The following table sets forth all compensation we paid for the year ended June 30, 2019 with respect to each of our executive officers and directors during the 2019 fiscal year.

	Salaries, fees, commissions, bonuses and other		Pension, retirement and other similar benefits
Geoffrey P. Kempler (1)	A$	395,728	A$	28,325
Kathryn Andrews (1)		236,665		35,753
David A. Stamler		547,622		-
Peter A. Marks		60,000		-
Brian D. Meltzer		80,000		-
George W. Mihaly (3)		66,667		-
Lawrence B. Gozlan (2)		580,000		-
Ira Shoulson (3)		78,757		-
David A. Sinclair (3)		10,750		-
Tristan Edwards (3)		10,750		-
All executive officers and directors as a group (10 persons)	A$	2,066,939	A$	64,078

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler, Mr. Stamler and Ms. Andrews accrued in accordance with their employment contracts.

(2)	Includes fees paid to an associated entity of Mr. Lawrence Gozlan in the amount of $520,000 for corporate advisory services including seeking and advancing opportunities to expand the company’s product pipeline and other sources of funding to commence and continue the company’s clinical trials.

(3)	On April 8, 2019, Ira Shoulson and George Mihaly resigned from the Board and David A. Sinclair and Tristan Edwards were appointed to the Board.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2019, our directors and executive officers as a group, then consisting of eight persons, held options to purchase 14,500,000 of our ordinary shares. Of such options, (i) options to purchase 4,500,000 ordinary shares exercisable for A$0.07 consideration on or before June 6, 2022; and (ii) options to purchase 10,000,000 ordinary shares exercisable for A$0.11 consideration on or before December 14, 2022. All such options were granted under our 2004 Employees’, Directors’ and Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

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

Agreement with Chief Financial Officer. On 11 November 2014, we entered into an agreement with Ms. Kathryn Andrews in connection with her employment as our Chief Financial Officer. In the event of termination of Ms. Andrews’s employment:

●	By our company without cause (as defined in the agreement) or by Ms. Andrews, a 30 day notice period is required. Ms. Andrews will be (i) entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements; and (ii) must exercise unexercised options within 30 days after the date of termination.

●	By our company with cause (as defined in the agreement), no notice period is required. Ms. Andrews will be entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements. Ms. Andrews will be (i) entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements; and (ii) must exercise unexercised options within 30 days after the date of termination.

Agreement with Chief Medical Officer and Senior Vice President, Clinical Development. On 18 April 2017, we entered into an agreement with Dr. David Stamler in connection with his employment as our Chief Medical Officer and Senior Vice President, Clinical Development. In the event of termination of Dr. Stamler’s employment:

●	By our company without cause (as defined in the agreement) or by Dr. Stamler with good reason, a 3-month notice period is required, increasing to a 6-month notice period after 18 months of employment. Dr. Stamler will be entitled to (i) an amount equal to seventy-five percent of his current annualized salary; (ii) business expenses that have not been reimbursed and accrued and unused leave entitlements; and (iii) must exercise unexercised options within 30 days after the date of termination.

●	By our company with cause (as defined in the agreement), no notice period is required. Dr. Stamler will be (i) entitled to business expenses that have not been reimbursed and accrued and unused leave entitlements; and (ii) must exercise unexercised options within 30 days after the date of termination.

C.	Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. Our Board of Directors’ responsibilities are divided into operating activities, financial and capital markets activities and scientific activities. The Chairman of our Board of Directors, currently Mr. Geoffrey Kempler, is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Mr. Meltzer must retire and may stand for re-election at our 2019 annual general meeting of shareholders.

Non-Executive and Independent Directors

Australian law does not require a company to appoint a certain number of independent directors to its board of directors or audit committee.

Under the rules of the NASDAQ Stock Market, a majority of our Board of Directors must qualify as independent directors within the meaning of the rules of the NASDAQ Stock Market, each of whom satisfies the respective “independence” requirements of the NASDAQ Stock Market Rules and the Securities and Exchange Commission. Our Board of Directors has determined that each of Messrs. Peter Marks and Brian Meltzer qualifies as an independent director under the NASDAQ Stock Market and the Securities and Exchange Commission. As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. This includes NASDAQ rule 5605(b)(1) requiring a majority of independent directors.

Committees of the Board of Directors

Our Board of Directors has established the following committees:

Audit Committee. The NASDAQ Stock Market rules require us to establish an audit committee comprised of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and NASDAQ and one of whom has accounting or related financial management expertise at senior levels within a company. As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. This includes the Rule related to Audit Committee Composition rule 5605(c)(2)(A)): we may have an audit committee composed of two members instead of “at least three members”.

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

Our Audit Committee currently consists of two board members, each of whom satisfies the “independence” requirements of the Securities and Exchange Commission and the NASDAQ Market Rules. Our Audit Committee is currently composed of Messrs. Marks and Meltzer.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of the NASDAQ Stock Market Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADS option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADS option plans and any other employee benefit plans through a sub-committee that it established for this purpose (see Share Plan Committee below). Messrs. Marks and Meltzer are the current members of the Remuneration Committee, each of whom qualifies as an “independent director” within the meaning of the NASDAQ Stock Market Rules.

Share Plan Committee. Our Remuneration Committee has established a sub-committee, the Share Plan Committee, which administers our share and ADS option plans. Messrs. Marks and Meltzer are the current members of the Share Plan Committee, each of whom qualifies as an “independent director” within the meaning of the NASDAQ Stock Market Rules.

Research and Development Advisory Board. Our Research and Development Advisory Board oversees and administers our research activities. Our Research and Development Advisory Board is comprised of a number of the leading scientists in the field of age-related degenerative disorders. The members of our Research and Development Advisory Board are as follows:

Dr. Ira Shoulson is the Chairman of our Research and Development Advisory Board. He is currently adjunct professor of Neurology at Georgetown University (Washington, DC) and the University of Rochester (Rochester, NY). From 2011 to present, Dr Shoulson was Professor of Neurology, Pharmacology and Human Science and Director of the Program for Regulatory Science and Medicine (PRSM) at Georgetown University where he was principal investigator of the FDA-Georgetown University Collaborating Center of Excellence in Regulatory Science and Innovation. From 1990 to 2011, Dr Shoulson was the Louis C. Lasagna Professor of Experimental Therapeutics and Professor of Neurology, Pharmacology and Medicine at the University of Rochester School of Medicine & Dentistry in Rochester, New York. Dr. Shoulson founded the Parkinson Study Group (1985) and the Huntington Study Group (1994), international academic consortia devoted to research and development of treatments for Parkinson’s Disease, Huntington Disease and related neurodegenerative and neurogenetic disorders. He has served as principal investigator of the National Institutes of Health-sponsored trials "Deprenyl and Tocopherol Antioxidative Therapy of Parkinsonism" (DATATOP), the “Prospective Huntington At Risk Observational Study” (PHAROS), and in the leadership of more than 40 other multi-center clinical research studies. He played an instrumental role in the development of 10 new drugs for neurological disorders, including for Parkinson disease (selegiline, lazabemide, pramipexole, entacapone, clozapine, rasagiline, rotigitine), Huntington disease (tetrabenazine, dutetetrabenazine) and attention deficit disorder (Concerta). He was formerly a health policy fellow in the US Senate, a member of the National Institute of Neurological Disorders and Stroke Council, president of the American Society for Experimental NeuroTherapeutics (ASENT), and associate editor of JAMA Neurology. He has authored more than 220 scientific reports.

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

As of June 30, 2019, we have 14 employees. Of such employees, nine persons are employed in research and development and five persons in management and administration. Ten employees are located in Australia and four employees are located in the United States.

As of June 30, 2018, we had 14 employees. Of such employees, nine persons were employed in research and development and five persons in management and administration. Ten employees were located in Australia and four employees were located in the United States.

As of June 30, 2017, we had 13 employees. Of such employees, eight persons were employed in research and development, four persons in management and administration and one person in operations. Eleven employees were located in Australia and two employees were located in the United States.

Australian and US labor laws and regulations apply to our employees accordingly. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 30, 2019 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	23,011,000	2.57%
Kathryn J.E. Andrews (4)	500,000	*
David Stamler (5)	4,000,000	*
Lawrence B. Gozlan (6)	1,250,000	*
Peter A. Marks (7)	1,293,111	*
Brian D. Meltzer (8)	1,576,666	*
David A. Sinclair (9)	-	*
Tristan Edwards (9)	-	*
All directors and executive officers as a group (8 persons)	31,630,777	3.54%

*	Less than 1%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 894,099,492 consisting of 868,799,492 ordinary shares and 25,300,000 unlisted options, issued and outstanding as of August 30, 2019.

3.	Includes options to purchase 5,000,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 156,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest, 600,000 ordinary shares are held of record by Sandhurst Trustees Ltd. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd., NRB Developments Pty Ltd. and Sandhurst Trustees Ltd.

4.	Includes options to purchase 500,000 ordinary shares that are exercisable for A$0.07 consideration on or before 6 June 2022.

5.	Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.07 consideration on or before June 6, 2022.

6.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022.

7.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks.

8.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. The 326,666 outstanding ordinary shares are held of record by Navigator Australia Ltd., a superannuation fund of Mr. Meltzer.

9.	Mr. Edwards is President and Mr. Sinclair is Chairman of Life Biosciences LLC, the beneficial owner of 809,716,599 ordinary shares, representing approximately 57.81% of the outstanding ordinary shares.

Stock Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan, and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan. In November 2018 we adopted an updated ADS plan with substantially the same terms as the 2004 ADS Plan for a new ten-year term. For the description below, the 2004 ASX Plan and 2018 ADS Plan are referred to together as the Stock Option Plans. Under the 2004 ASX Plan we may issue ordinary shares and under the 2018 ADS Plan we may issue ADSs. We were initially authorized to issue under the Stock Option Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. Pursuant to subsequent shareholder approvals, the most recent of which was in November 2015, we are entitled to issue up to an aggregate 60,000,000 ordinary shares (or ADSs representing 60,000,000 ordinary shares) under the Stock Option Plans. Any increase in such maximum number of ordinary shares or ADSs issuable under the Stock Option Plans is subject to shareholder approval.

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

2018 ADS Plan. The purpose of the 2018 ADS Plan is to promote the interests of our company and non-Australian based employees, officers, consultants, independent contractors and directors. Options granted under the 2018 ADS Plan may be incentive stock options, as provided in Section 422 of the Internal Revenue Code of 1986, as amended, or the Code, or non-qualified stock options. Incentive stock options may only be granted to employees of our company and its subsidiaries (including, without limitation, officers and directors who are also employees of our company and its subsidiaries) and may not be granted to any owner of 10% or more of the total combined voting power of all classes of stock of our company and subsidiaries, or a 10% Holder. To the extent that the aggregate fair market value, determined on the date that an option is granted, of ADSs, with respect to which incentive stock options are exercisable for the first time by an optionee during any calendar year exceeds U.S.$100,000, such option shall be treated as a non-qualified stock option.

Under the 2018 ADS Plan, we may grant to employees, officers, consultants, independent contractors and directors of our company or any of its subsidiaries, from time to time, options to purchase ADSs representing our ordinary shares. ADSs that are forfeited under the terms of the 2018 ADS Plan and ADSs that are the subject to options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect to such option may again become available for new option grants under the 2018 ADS Plan.

The 2018 ADS Plan is administered by our Share Plan Committee. Subject to Board approval where required by applicable law, the Remuneration Committee has authority, in its sole discretion, to grant options under the 2018 ADS Plan, to interpret the provisions of the 2018 ADS Plan and to prescribe, amend, and rescind rules and regulations relating to the 2018 ADS Plan or any options granted thereunder as it may deem necessary or advisable, subject to any other approval if required by applicable law. All decisions made by the Remuneration Committee pursuant to the provisions of the 2018 ADS Plan shall be final, conclusive and binding on all persons.

The type of option (incentive stock option or non-qualified stock option), exercise price, option term and vesting schedule of options granted under the 2018 ADS Plan are determined by the Remuneration Committee, in accordance with the provisions of the ADS Plan, and specified in an option agreement by and between our company and the optionee, subject to the terms of the 2018 ADS Plan. The exercise price per each ADS will be determined by the Remuneration Committee at the time any option is granted, however the exercise price of an incentive stock option will not be less than 100% of the fair market value of such ADS on the date of the grant and the price of an incentive stock option granted to a 10% Holder will not be less than 110% of the fair market value of such ADS on the date of the grant. Options granted under the 2018 ADS Plan will not be exercisable after the expiration of ten years from the date of grant, and in the case of an incentive stock option granted to a 10% Holder, the term of the option will be five years from the date of grant or such shorter term as may be provided in the option agreement. The options will vest over a four-year period in four equal installments, 25% at the end of each year from the date of grant, unless otherwise provided by the Remuneration Committee in an option agreement.

Options granted under the 2018 ADS Plan are not assignable or transferable by the grantee, other than by will or the laws of descent and distribution, and may be exercised during the lifetime of the grantee only by the grantee or his guardian or legal representative.

A summary of the status of the Stock Option Plans as of June 30, 2018, 2017 and 2016, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2019		2018		2017
	Amount	Weighted average exercise price	Amount	Weighted average exercise price	Amount	Weighted average exercise price
Options outstanding at the beginning of the year	25,216,490	0.19	26,826,063	$0.29	19,395,582	$0.38
Granted	2,450,000	$0.10	12,100,000	$0.11	8,550,000	$0.07
Exercised
Expired	(2,366,490)	$0.87	(11,349,573)	$0.31	(1,119,519)	$0.25
Lapsed	-	-	(2,360,000)	$0.31
Options outstanding at the end of the year	25,300,000	$0.12	25,216,490	$0.19	26,826,063	$0.29
Options exercisable at the end of the year	25,300,000	$0.12	25,216,490	$0.19	26,826,063	$0.29

Options that may be granted as of the end of the year	25,300,000	$0.12	25,216,490	$0.19	26,826,063

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Pursuant to a securities purchase agreement dated December 28, 2018, Life Biosciences acquired on April 8, 2019, 269,905,533 ordinary shares and warrants to purchase up to 539,811,066 ordinary shares upon the closing of the private placement of our securities. The warrants expire on December 19, 2019. Life Biosciences has nominated two persons, who have been elected to our board of directors. Life Biosciences has the right to nominate up to three persons to our board of directors for so long as it holds at least 20% of our outstanding shares.

Life Biosciences is currently the beneficial owner of 809,716,599 ordinary shares (includes the ordinary shares issuable upon exercise of the warrants), representing approximately 57.81% of the ordinary shares outstanding on April 9, 2019. Life Biosciences’s principal address is 75 Park Plaza, Level Three, Boston, MA 02116.

There are no other shareholders as of August 30, 2019, known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

Other than the Life Biosciences’ change of control, there have been no other significant changes in the ownership of major shareholders during the year.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of August 27, 2019, there were 2961 holders of record of our ordinary shares, of which 22 record holders, holding approximately 79.99% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 47.58% of our ordinary shares as of such date.

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

B.	Related Party Transactions

During the year ended 30 June 2019 the Group paid a total of $520,000 (exc GST) in corporate advisory fees to Montoya Pty Ltd, an associated entity of Mr. Lawrence Gozlan, a Non-Executive Director of the Group. Corporate advisory services included seeking and advancing opportunities to expand the company’s product pipeline and other sources of funding to commence and continue the company’s clinical trials. No outstanding balance remained unpaid as at 30 June 2019.

There were no other related party transactions other than those related to Director and Key Management Personnel remuneration.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2019.

ITEM 9.	THE offer and listing

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000 under the symbol “PBT”. On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATH” since that date.

NASDAQ Capital Market

On September 5, 2002 our ADSs began trading on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX. As of April 5, 2002, our ADSs were eligible to trade on the NASDAQ Capital OTC Bulletin Board in the United States and until September 5, 2002, our ADSs traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs. Prior to March 24, 2016, each of ADR represented ten of our ordinary shares. On March 24, 2016, we effected a ratio change so that each ADS now represents 60 ordinary shares (representing a 6-for-1 reverse split).

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A.	Share Capital

Not applicable.

B.	Memorandum and Articles of Association

We were registered on November 11, 1997 as Prana Pty Ltd and on November 26, 1999 we converted to a public company and changed our name to Prana Corporation Ltd. On January 1, 2000, we changed our name to Prana Biotechnology Limited. On April 8, 2019 we changed our name to Alterity Therapeutics Limited. Our registration number is ACN 080699065.

Alterity’s Purposes and Objects

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

On November 8, 2017, we entered into Amendment No. 1 to our At-The-Market Issuance Sales Agreement dated October 13, 2016, to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. As of June 30, 2019, we issued a total amount of 4.5 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$7.11 million (U.S.$5.54 million).

On December 28, 2018 we entered into a Securities Purchase Agreement with Life Biosciences whereby Life Biosciences agreed to invest an initial US$7.5 million in our company. Following shareholder approval, this investment was completed on April 8, 2019 with the issue of 269,905,533 fully paid ordinary shares at an issue price of A$0.039 per share and 539,811,066 warrants, each with an exercise price of A$0.045 per share and expiring on December 19, 2019.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 15% or more of the shares in any company having total assets exceeding A$266 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$266 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of A$1,154 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$266 million.

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

The effect of the change is to:

●	Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before 9 May 2013; and

●	Remove the CGT discount for discount capital gains for foreign resident individuals that arise after 8 May 2013.

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

Passive Foreign Investment Companies

We believe that we likely are a PFIC for U.S. federal income tax purposes for some U.S. Holders of our ADSs and a controlled foreign corporation (CFC) to other U.S Holders of our ADSs. Our treatment as a PFIC could result in a reduction in the after-tax return to those U.S. Holders of our ADSs and may affect the value of the securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2019 for some U.S Holders of our ADSs and may continue to be a PFIC for each of the subsequent fiscal years.

As a PFIC, our dividends (if any are paid) will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADSs, as described below:

●	you will be required to allocate “excess distributions” or gain recognized upon the disposition of ADRs ratably over your holding period for the ADSs. An “excess distribution” is the amount by which distributions during a taxable year in respect of an ADS exceed 125% of the average annual distributions during the three preceding taxable years (or, if shorter, your holding period for the ADSs).

●	the amount allocated to each year during which we are considered a PFIC, other than the year of the distribution or disposition, will be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge will be imposed with respect to the resulting tax liability allocated to each such year,

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

●	you will be required to file an annual return on IRS Form 8621.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC.

Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

●	a direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

●	a shareholder of a PFIC that is a shareholder of another PFIC, or

●	a 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

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

We are subject to the reporting requirements of the Exchange Act, as applicable to “foreign private issuers” as defined in Rule 3b-4 thereunder. As a foreign private issuer, we are exempt from certain provisions of the Exchange Act. Accordingly, our proxy solicitations are not subject to the disclosure and procedural requirements of Regulation 14A under the Exchange Act, transactions in our equity securities by our officers and directors are exempt from reporting and the “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required to file periodic reports and financial statements as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the Securities and Exchange Commission an annual report on Form 20-F containing financial statements that have been examined and reported on, with an opinion expressed by, an independent registered public accounting firm, and we submit reports to the Securities and Exchange Commission on Form 6-K containing (among other things) press releases and unaudited financial information for the first six months of each fiscal year. We post our annual report on Form 20-F on our website (www.alteritytherapeutics.com) promptly following the filing of our annual report with the Securities and Exchange Commission. The information on our website is not incorporated by reference into this annual report.

The documents concerning our company referred to in this annual report may also be inspected at our registered office located at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia.

I.	Subsidiary Information

Not applicable.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$9,727,401, A$6,310,430 and A$17,508,482 cash held in U.S. dollars, GBP and Euro as of June 30, 2019, 2018 and 2017, respectively. A hypothetical 8%, 11% and 13% adverse movement in end-of-period exchange rates for U.S. dollars, GBP and Euro, respectively, would reduce the cash balance at the end of each year by approximately A$ 822,900, A$50 and A$24, respectively.

We conduct our activities in mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2019, the Australian dollar depreciated against the U.S. dollar by 5.27%. In the financial years 2018 and 2017, the Australian dollar depreciated by 3.61% and 3% against the U.S. dollar, respectively. A hypothetical 8% adverse movement in the U.S. dollar, 11% adverse movement in the GBP and 13% adverse movement in the Euro exchange rates would increase the cost of our foreign currency payables by approximately A$105,262.

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

Persons Depositing or Withdrawing Shares Must Pay:	For:

● U.S.$3.00 (or less) per 100 ADSs (or portion of 100 ADSs)

●  Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

●  Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

● U.S.$0.03 (or less) per ADS	● Any cash distribution to you
● A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	● Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders
● U.S.$1.50 (or less) per ADS	● Transfers, combination and split-up of ADSs
● Expenses of the depositary	● Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) ● Converting foreign currency to U.S. dollars
● Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	● As necessary
● Any charges incurred by the depositary or its agents for servicing the deposited securities	● As necessary

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2019, we paid BNYM a total of U.S.$ 33,676 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2018, we paid BNYM a total of U.S.$ 30,568 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2019, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2019. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2019, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

We have adopted a code of ethics that applies to all senior financial officers of our company, including our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.alteritytherapeutics.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	Principal Accountant Fees And Services

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by PricewaterhouseCoopers, which has served as our principal independent registered public accounting firm since November 30, 2006.

	Year Ended June 30,
Services Rendered	2019		2018
Audit (1)	A$	300,422	A$	252,960

Total	A$	300,422	A$	252,960

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2019.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country (Australian) corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any NASDAQ rule must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have submitted a notice to NASDAQ informing them of that we elect to follow home country practice instead of the following NASDAQ rules:

●	the Rule related to Audit Committee Composition rule 5605(c)(2)(A)): we may have an audit committee composed of two members instead of “at least three members”. We may not follow NASDAQ rules regarding independence of such members (as long as comply Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, subject to the exemptions provided in rule 10A-3(c)), and we may not have a financially sophisticated member as defined.

●	the Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1))

●	the Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 56505(b)(2)

●	the Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)

●	the Rule regarding independent director oversight of executive officer compensation (Rule 5605(d)

●	the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c), an issuance that will result in a change of control of the company (Rule 5635(b), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d) and certain acquisitions of the stock or assets of another company (Rule 5635(a)).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date
1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

2.2	Certificate of Registration on Change of Name.	F-3	4.2	5/13/19

4.1	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation.	20-F		5/29/02

4.2	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties.	20-F		5/29/02

4.3	Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now The CFO solution).	20-F		5/29/02

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004.	20-F	4.6	6/30/04

4.5	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG.	20-F	4.21	6/30/04

4.6	Prana Biotechnology Limited, 2018 American Depository Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

4.8	Sixth Research Funding and Intellectual Property Assignment Agreement dated November 7, 2014.	20-F	4.19	6/30/07

4.9	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler.	20-F	4.21	6/30/07

4.10	Placement Confirmation Letter dated September 8, 2009, between the Registrant and BAM Capital LLC.	20-F	4.25	6/30/07

4.11	Securities Purchase Agreement between the Company and Life Biosciences LLC, dated December 21, 2018	F-3	4.4	5/13/19

4.12	Ordinary Share Purchase Warrant (539,811,066 Warrant Shares), issue date of April 8, 2019	F-3	4.5	5/13/19

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

*	Filed herewith.

ALTERITY THERAPEUTICS LIMITED (FORMERLY PRANA BIOTECHNOLOGY LIMITED)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alterity Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alterity Therapeutics Limited (formerly known as Prana Biotechnology Limited) and its subsidiaries (the “Company”) as of June 30, 2019 and 2018, and the related consolidated statements of profit or loss and other comprehensive loss, of changes in shareholders’ equity, and of cash flows for each of the three years in the period ended June 30, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ PricewaterhouseCoopers

Melbourne, Australia

August 30, 2019

We have served as the Company's auditor since 2006.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30,
	Notes	2019	2018
Assets
Current Assets
Cash and cash equivalents		14,399,904	15,235,556
Trade and other receivables	5	4,829,497	3,152,410
Other current assets	6	631,769	266,625

Total Current Assets		19,861,170	18,654,591

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$329,824 and $299,817 respectively		48,748	71,422
		-

Total Non-Current Assets		48,748	71,422

Total Assets		19,909,918	18,726,013

Liabilities
Current Liabilities
Trade and other payables	7	2,718,174	2,055,247
Provisions	8	601,995	588,693

Total Current Liabilities		3,320,169	2,643,940

Non-Current Liabilities
Provisions	8	34,976	916

Total Non-Current Liabilities		34,976	916

Total Liabilities		3,355,145	2,644,856
		16,554,773	16,081,157
Net Assets

Equity
2019: 860,837,432 fully paid ordinary shares. Nil options over fully paid ordinary shares 2018: 533,891,470 fully paid ordinary shares. Nil options over fully paid ordinary shares.	10	156,632,636	143,910,328
Reserves	11	1,158,975	1,753,954
Accumulated deficit during the development stage	12	(141,236,838)	(129,583,125)

Total Equity		16,554,773	16,081,157

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in Australian dollars, except number of shares)

		Years ended June 30,
	Notes	2019	2018	2017

Interest income	2	108,538	201,174	132,396
Other income	2	4,951,167	3,125,775	3,022,673
Intellectual property expenses		(322,097)	(224,580)	(241,892)
General and administration expenses	3	(4,308,352)	(4,341,058)	(3,968,630)
Research and development expenses	3	(12,983,185)	(6,698,016)	(5,700,339)
Other operating expenses		(132,965)	(58,172)	(126,071)
Other gains and losses	3	349,064	(270,860)	(660,213)

Loss before income tax expense		(12,337,830)	(8,265,737)	(7,542,076)

Income tax expense	4		-	-

Loss for the year		(12,337,830)	(8,265,737)	(7,542,076)

Other comprehensive loss			-	-

Total comprehensive loss for the year	13(a)	(12,337,830)	(8,265,737)	(7,542,076)

Loss per share (basic and diluted - cents per share)	17	(2.00)	(1.55)	(1.41)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		615,772,236	533,891,470	533,891,470

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2019	2018	2017

Cash Flows from Operating Activities
Payments to suppliers and employees		(17,325,579)	(9,466,459)	(10,766,301)
Interest received		119,089	198,598	147,575
R&D tax refund		3,251,672	3,022,673	4,753,646

Net cash flows used in operating activities	13(a)	(13,954,818)	(6,245,188)	(5,865,080)

Cash Flows from Investing Activities
Payment for payroll and rental security deposits		-	43,988	-
Payments for purchase of plant and equipment		(7,022)	(62,405)	(27,918)

Net cash flows used in investing activities		(7,022)	(18,417)	(27,918)

Cash Flows from Financing Activities
Proceeds from exercise of options and issue of securities		13,084,629		-
Payment of share issue costs		(362,320)	(107,678)	(159,564)

Net cash flows (used in) / provided by financing activities		12,722,309	(107,678)	(159,564)

Net (decrease) in cash and cash equivalents		(1,239,531)	(6,371,283)	(6,052,562)

Opening cash and cash equivalents brought forward		15,235,556	21,884,957	28,593,538
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		403,879	(278,118)	(656,019)

Closing cash and cash equivalents carried forward	13(b)	14,399,904	15,235,556	21,884,957

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2016		533,891,470	146,879,214	9,363,181	(124,875,181)	31,367,213
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	22,743	-	22,743
Non-cash issuance of options to consultants	11(b)	-	-	1,717	-	1,717
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs		-	(159,564)	-		(159,564)
Expired options		-	(2,701,644)	(7,067,161)	9,768,805	-
		-	(2,861,208)	(7,042,701)	9,768,805	(135,104)
Net loss		-	-	-	(7,542,076)	(7,542,076)
Total comprehensive loss for the year		-	-	-	(7,542,076)	(7,542,076)
Balance, June 30, 2017		533,891,470	144,018,006	2,320,480	(122,648,452)	23,690,033
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	764,538	-	764,538
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs		-	(107,678)	-	-	(107,678)
Expired options		-		(1,331,064)	1,331,064	-
		-	(107,678)	(566,526)	1,331,064	656,860
Net loss		-	-	-	(8,265,737)	(8,265,737)
Total comprehensive loss for the year		-	-	-	(8,265,737)	(8,265,737)
Balance, June 30, 2018		533,891,470	143,910,328	1,753,954	(129,583,125)	16,081,156
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	326,945,962	13,084,629	-	-	13,084,629
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	89,138	-	89,138
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs		-	(362,321)	-	-	(362,321)
Expired options		-		(684,117)	684,117	-
		-	12,722,308	(594,979)	684,117	12,811,446
Net loss		-	-	-	(12,337,830)	(12,337,830)
Total comprehensive loss for the year		-	-	-	(12,337,830)	(12,337,830)
Balance, June 30, 2019		860,837,432	156,632,636	1,158,975	(141,236,838)	16,554,773

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) and its controlled subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited (referred to collectively as “Alterity” or the “Company”), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain focusing on Alzheimer’s disease, Huntington disease, Parkinson’s disease and other neurological disorders. Alterity Therapeutics Limited (formerly Prana Biotechnology Limited), the parent entity, was incorporated on November 11, 1997 in Melbourne, Australia and the UK and U.S. subsidiaries were incorporated in August 2004.

Financial Reporting Framework

The financial report of Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) for the year ended June 30, 2019 was authorized for issue in accordance with a resolution of the Board of Directors on August 30, 2019.

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB).

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2019 and the comparative information presented in these financial statements for the years ended June 30, 2018 and 2017.

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

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% for FY2019 (43.5% for FY2018 & 43.5% for FY2017) refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2019 the Company has recorded an item in other income of A$5.0 million (2018: A$3.1 million, 2017: A$3.0 million) to recognize this amount which relates to this period.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. For the year ended June 30, 2019, the Group incurred an operating loss of $12,337,830 (2018: $8,265,737) and an operating cash outflow of $13,894,101 (2018: $6,245,188). As at June 30, 2019, the net assets of the Group stood at $16,554,773 (2018: $16,081,157) and the cash position has decreased to $14,399,904 from $15,235,556 million at 30 June 2018. The Group has recorded a Trade and Other Receivable at June 30, 2019 in the amount of $4,825,270 from the Australian Taxation Office in respect of its 2019 research and development tax incentive claim. The Group expects to receive this amount during the 12 months ended June 30, 2020 and also expects the research and development tax incentive to continue to be applicable in the subsequent years.

On April 8, 2019, the Company completed the strategic investment by Life Biosciences LLC (“Life”) of an initial US$7.5 million (approximately A$10.526 million) in the Company. The Company also completed a private placement to raise another A$0.9M from sophisticated investors. As part of these transactions, the Company also issued a total of 586,672,964 warrants each with an exercise price of A$0.045 (4.5 cents), vesting on June 8, 2019 and expiring on December 19, 2019, which can potentially raise up to approximately another A$26.4 million upon the holders’ election to convert in to the Company’s ordinary shares. There is no commitment in this regard.

The Directors intend to raise new equity funding within the next twelve months to progress the Group’s planned research and clinical expenditure. Notwithstanding these plans, the Directors are confident that the Group has sufficient liquidity with cash and other assets available as at 30 June 2019 to meet its creditors and other commitments. Further, no asset is likely to be realized for an amount less than the amount at which it is recorded in the consolidated statement of financial position as at 30 June 2019.

Development Stage – Risks and Uncertainties

As a development stage enterprise, the Company’s prospects are subject to the risks, expenses and uncertainties frequently encountered by companies which have not yet commercialized any applications of their technology, particularly in new and evolving markets. Alterity’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Company and its competitors, new technology introduced by the Company and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

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

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the Company, being Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) and its subsidiaries as defined in Accounting Standard IFRS10: Consolidated Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits/losses arising within the Company are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Alterity Therapeutics Limited (formerly Prana Biotechnology Limited).

(b)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited (formerly Prana Biotechnology Limited). For the current and previous reporting periods, the Company operated in one segment, being research into Alzheimer’s disease, Huntington disease, Parkinson’s disease and other neurodegenerative disorders.

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

ALTERITY THERAPEUTICS LIMITED

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

(f)	Investments and other financial assets

Classification

From July 1, 2018, the Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flows.

For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognized directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statement of profit or loss.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognized in profit or loss as other income when the Group’s right to receive payments is established.

Impairment

From 1 July 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 10(b) for further details.

Options

Under IAS 32, options issued other than for goods or services that are exercisable in a currency other than the functional currency of the Company and meet the definition of a liability, are recorded as financial liabilities rather than equity. See accounting policy (r) share-based payments for the accounting policy for options issued as share-based payments for goods or services.

Options recorded as financial liabilities under IAS 32 are valued at fair value using the Black-Scholes model. The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. At each reporting date, the options are revalued to their current fair value, with the difference in fair value recorded in the Statement of Profit or Loss and Other Comprehensive Income.

Prior Period Accounting Policy for Comparative Period

For the comparative periods, loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortized cost less impairment.

(g)	Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

No impairment charges were incurred during the three years ended June 30, 2019.

ALTERITY THERAPEUTICS LIMITED

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

(h)	Intangible Assets - Research and Development

Expenditure during the research phase of a project is recognized as an expense when incurred. Where no internally generated intangible assets can be recognized, development expenditure is recognized as an expense in the period as incurred. Development costs are capitalized if and only if, all of the following are demonstrated:

●	the technical feasibility of completing the intangible asset so that it will be available for use or sale;

●	the intention to complete the intangible asset and use or sell it;

●	the ability to use or sell the intangible asset;

●	how the intangible asset will generate probable future economic benefits;

●	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset; and

●	the ability to measure reliably the expenditure attributable to the intangible asset during its development.

Internally-generated intangible assets (capitalized development costs) are stated at cost less accumulated amortization and impairment, and are amortized on a straight-line basis over their useful lives over a maximum of five years.

As of June 30, 2019, 2018 and 2017, Alterity had no capitalized research and development costs.

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

The results and financial position of all the Company’s entities that have a functional currency difference from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, and

●	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and

●	all resulting exchange differences are recognized as a separate component of equity.

On consolidation, the assets and liabilities of the Company’s overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognized in the foreign currency translation reserve, and recognized in profit or loss on disposal of the foreign operations..

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

ALTERITY THERAPEUTICS LIMITED

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

(m)	Other income from ordinary activities

Other income is recognized to the extent that it is probable that the economic benefits will flow to the entity and the interest can be reliably measured. Other income is made up of interest income which is recognized on a time proportion basis using the effective interest method.

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

ALTERITY THERAPEUTICS LIMITED

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

Equity-based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Plan (the “2004 ASX Plan”) and the 2018 American Depository Share (ADS) Option Plan (the “2018 ADS Plan”). Information relating to this plan is set out in Note 18.

The fair value of options granted under these plans is recognized as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the recipients become unconditionally entitled to the options.

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

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of shares that will eventually vest.

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

ALTERITY THERAPEUTICS LIMITED

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

(w)	New Accounting Standards And Interpretations

New and amended Accounting Standards and Interpretations issued and effective

There are no IFRS or IFRIC interpretations that are effective for the first time for the financial year beginning on or after June 30, 2019 that would be expected to have a material impact on the Company.

Accounting Standards issued by not yet effective

Certain new accounting standards and interpretations have been published that are not mandatory for June 30, 2019 reporting periods. Initial application of the following Standards and Interpretations are not expected to affect any of the amounts recognized in the financial report, but may change the disclosures presently made in relation to the Company.

Pronouncement	Title (Issue date)	Effective date	Impact on financial report
IFRS 16	Leases	Annual periods beginning on or after January 1, 2019 Earlier application is permitted.

The group has reviewed all leasing arrangements in light of the new lease accounting rules in IFRS 16. The standard will affect the accounting for the group’s operating leases.

As at the reporting date, the group has non-cancellable operating lease commitments of $111,811 see note 13(a).

The group expects to recognise right-of-use assets of approximately $101,528 on 1 July 2019 and lease liabilities of $108,525 (after adjustments for prepayments and accrued lease payments recognised as at 30 June 2019). Overall net assets will be approximately $6,914 lower, and net current assets will be $14,293 lower due to the presentation of a portion of the liability as a current liability.

The group expects that net loss after tax will increase by approximately $6,238 for the year ended 30 June 2020 as a result of adopting the new rules.

Operating cash flows will increase and financing cash flows decrease by approximately $94,857 as repayment of the principal portion of the lease liabilities will be classified as cash flows from financing activities.

The Group’s activities as a lessor are not material and hence the Group does not expect any significant impact on the consolidated financial statements. However, some additional disclosures will be required from next year.

There are no other standards that are not yet effective and that would be expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

(x)	Changes in accounting policies

This note explains the impact of the adoption of IFRS 9 Financial Instruments and IFRS 15 Revenue from Contracts with Customers on the Group’s financial statements.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Impact on the financial statements

As a result of the changes in the entity’s accounting policies, prior year financial statements have not been restated.

IFRS 9 Financial Instruments

IFRS 9 replaces the provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.

The adoption of IFRS 9 Financial Instruments from 1 July 2018 resulted in changes in accounting policies but no adjustments to the amounts recognised in the consolidated financial statements. The new accounting policies are set out in note 20(k) and below. In accordance with the transitional provisions in IFRS 9(7.2.15) and (7.2.26), comparative figures have not been restated.

Classification and measurement

On July 1, 2018 (the date of initial application of IFRS 9), the Group’s management has assessed which business models apply to the financial assets held by the Group and has classified its financial instruments into the appropriate IFRS 9 categories. No reclassification was required upon the adoption of IFRS 9.

Impairment of financial assets

The Group has only one type of financial assets that are subject to IFRS 9’s new expected credit loss model, which is trade and other receivables.

The Group was required to revise its impairment methodology under IFRS 9 for each of these classes of assets. The impact of the change in impairment methodology on the Group’s accumulated losses and equity is immaterial.

While cash and cash equivalents are also subject to the impairment requirements of IFRS 9, the identified impairment loss was immaterial.

IFRS 15 Revenue from Contracts with Customers

The Group has adopted IFRS 15 Revenue from Contracts with Customers from 1 July 2018 which resulted in changes in accounting policies but no adjustments to the amounts recognised in the consolidated financial statements. As the Group is still in the early stage of research and development for its products, it has neither generated revenue from contracts with customers, nor decided on the revenue strategy (licensing, sale of pharmaceutical products) for when the development phase is completed. Accordingly, the adoption of IFRS 15 has no impact on the financial statements. In prior reporting periods, revenue and other income of the Group primarily comprised of interest income and R&D tax incentive which are not affected by the adoption of IFRS 15.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

2.	INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2019	2018	2017

Other interest income
Interest	108,538	201,174	132,396
Total other interest income	108,538	201,174	132,396

Other income
R&D Tax Incentive (1)	4,951,167	3,125,775	3,022,673

Total other income	4,951,167	3,125,775	3,022,673

Total revenue and other income from continuing operations	5,059,705	3,326,949	3,155,069

3. EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2019	2018	2017

Research and Development Expenses (2)
Employee expenses	2,645,512	2,223,807	1,673,473
Other research and development expenses	10,337,673	4,474,209	4,026,866

General and Administration Expenses
Depreciation on fixed assets	29,696	21,799	21,328
Employee expenses (non R&D related)	735,775	909,756	1,136,515
Consultant and director expenses	1,477,369	1,279,014	849,588
Audit, internal control and other assurance expenses	208,972	186,660	200,480
Corporate compliance expenses	470,294	351,611	377,920
Insurance expenses	448,769	422,475	316,107
Office rental	132,836	142,233	200,704
Other administrative and office expenses	804,641	902,916	681,680

Other gains and losses
Foreign exchange (gain)/loss	(349,064)	270,860	660,213

(1)	The Company’s research and development activities are eligible for a 43.5% offset under an Australian Government tax incentive for eligible expenditure from 1 July 2011. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the year ended 30 June 2019 the Company has recorded an item in other income of A$4,951,167 (2018: A$3,125,775) to recognise this amount which relates to this financial year.

(2)	Research and development expenses consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

4.	INCOME TAX

	Years Ended June 30,
	2019	2018	2017

(a) Income tax expense:
Current tax	-	-	-
Adjustment for current tax of prior periods	-	-	-
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 27.5% (2018: 27.5%, 2017: 27.5%)	(3,392,903)	(2,273,078)	(2,074,071)
Effect of lower tax rates of tax on overseas income	19,045	12,375	(28,639)

Add tax effect of:
Research and development expenditure (net of tax incentive)	1,688,887	1,187,557	1,079,650
Gain/(loss) on fair value of financial liabilities			-
Other	145,245	324,249	94,877

Deferred tax asset not recognized	1,539,726	748,896	928,183
Income tax expense attributable to loss before income tax	-	-	-

(c) Potential deferred tax asset as of June 30, 2019, 2018 and 2017 in respect of: tax losses not brought to account is (1):	35,913,682	34,373,956	33,625,059
Temporary differences	(1,119,563)	(1,254,136)	(2,114,243)

(1)	At 30 June 2019, the Group had a potential tax benefit related to tax losses carried forward of A$130,709,461, out of which A$186,194 was the net losses related to the U.S subsidiary. The remaining balance is attributable to the Group’s operations in Australia.

(2)	Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules, except for the losses generated for the period since inception to 31 December 2017 by the U.S subsidiary which can only be carried forward for 20 years.

5.	TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2019	2018

Accrued interest income	2,129	12,680
R&D tax incentive receivable	4,825,270	3,125,775
Goods and services tax receivable	2,098	13,955
Total Trade and Other Receivables	4,829,497	3,152,410

R&D tax incentive receivable represents the amount of the financial year 2019 R&D tax incentive the Company expects to recover. For further details, see note 2.

6.	OTHER ASSETS

	Years Ended June 30,
	2019	2018
Current
Prepayments	621,737	256,821

Other	10,032	9,804
Total	631,769	266,625

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

7.	TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2019	2018
Trade creditors	1,693,885	1,333,890
Accrued research and development expenses	752,156	333,645
Accrued professional fees	181,378	183,795
Other accrued expenses	79,035	192,726
Other payables	11,720	11,191

Total	2,718,174	2,055,247

8.	PROVISIONS

	Years Ended June 30,
	2019	2018
Current
Annual leave (1)	245,804	266,487
Long service leave (1)(2)	356,191	322,206

Total	601,995	588,693

Non-Current
Long service leave (2)	34,976	916

A provision has been recognized for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1)	Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2019	2018
Annual leave
Carrying amount at start of year	266,487	298,508
Charged/(credited) to profit or loss
-additional provisions recognized	308,032	261,354
Amounts used during the year	(328,715)	(293,375)
Carrying amount at end of year	245,804	266,487

Long service leave
Carrying amount at start of year	323,122	399,970
Charged/(credited) to profit or loss	-	(103,363)
-additional provisions recognized	68,045	26,515
Carrying amount at end of year	391,167	323,122

TOTAL	636,971	589,609

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

	Years Ended June 30,
	2019	2018
Long service leave obligation expected to be settled after 12 months	34,976	916

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

9.	COMMITMENTS AND CONTINGENCIES

There are no contingent assets or liabilities at the date of this report. The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company.

In respect of expenditure commitments, refer to Note 14.

10.	ISSUED CAPITAL

		Years Ended June 30,
	Notes	2019	2018	2017

(a) Issued Capital
860,837,432 (2018: 533,891,470) fully paid ordinary shares	10(b)	156,632,636	143,910,328	144,018,006
Nil (2017: Nil) options for fully paid ordinary shares	10(c)	-	-	-

		156,632,636	143,910,328	144,018,006

(b)	Movements in Issued Shares

	June 30,
	2019		2018		2017
	No.	A$	No.	A$	No.	A$
Beginning of the year	533,891,470	143,910,328	533,891,470	144,018,006	533,891,470	144,177,570

Movement during the year	326,945,962	12,722,308	-	(107,678)	-	(159,564)

End of the year	860,837,432	156,632,636	533,891,470	143,910,328	533,891,470	144,018,006

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	A$
Year end June 30, 2016			-	-	(16,500)
30 June 2017	Security issuance costs		-	-	(159,564)
Year end June 30, 2017			-	-	(159,564)
June 30, 2018	Security issuance costs		-	-	(107,678)
Year end June 30, 2018			-	-	(107,678)
13 July 2018	Issue of shares under ATM Facility		3,083,580	0.05	166,086
4 January 2019	Issue of shares under ATM Facility		15,789,360	0.05	749,614
4 February 2019	Issue of shares under ATM Facility		1,912,440	0.04	78,508
21 March 2019	Issue of shares under ATM Facility		7,930,740	0.05	430,346
21 March 2019	Issue of shares under ATM Facility		3,723,120	0.05	169,064
21 March 2019	Issue of shares under ATM Facility		156,000	0.05	7,341
21 March 2019	Issue of shares under ATM Facility		1,014,240	0.04	43,544
8 April 2019	Issue of shares under strategic investment by Life Biosciences LLC		269,905,533	0.04	10,526,318
8 April 2019	Issue of shares to sophisticated and professional investors		23,430,949	0.04	913,807
June 30, 2019	Security issuance costs				(362,320)
Year end June 30, 2019			326,945,962		12,722,308

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

ALTERITY THERAPEUTICS LIMITED

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

(c)	Movements in Options

	June 30,
	2019		2018		2017
	Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	-	-	-	-	-	2,701,644

Reclassify expired options to accumulated losses	-	-	-	-		(2,701,644)

End of the year*	-	-	-	-	-	-

*	In 2017 expired options were reclassified to accumulated losses. There was no movement in options during the financial years ended June 30, 2019 and 2018.

(d)	Terms and Conditions of Issued Capital

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

(e)	Shares Issued after Reporting Date

Subsequent to the end of the current financial year, on July 31, 2019, 7,962,060 new ordinary shares were issued.

11.	RESERVES

		Years Ended June 30,
	Notes	2019	2018	2017

(a) Share Based Payments
25,300,000 (2018: 25,216,490) options for fully paid ordinary shares	11(b)	1,158,975	1,753,954	2,320,480

		1,158,975	1,753,954	2,320,480

The share-based payment reserve is used to recognize the fair value of options and warrants issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options or warrants are exercised.

		Years Ended June 30,
	Notes	2019	2018	2017

(b) Warrants
586,672,964 (2018: Nil) warrants for fully paid ordinary shares	11(b)	-	-	-

		-	-	-

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11.	RESERVES (continued)

(b)	Movements in Options/Warrants for Fully Paid Ordinary Shares

	Years Ended June 30,
	2019		2018		2017
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	25,216,490	1,753,954	26,826,063	2,320,480	19,395,582	2,320,480
Options issued during the year	2,450,000	30,370	12,100,000	764,539	8,550,000	-
Warrants issued during the year	586,672,964	-	-	-	-	-
Expired during the year	(2,366,490)	(684,117)	(11,349,573)	(1,126,843)	(1,119,519)	-
Forfeited during the year			(2,360,000)	(204,221)	-	-
Share based payment expense		58,768

End of the year	611,972,964	1,158,975	25,216,490	1,753,954	26,826,063	2,320,480

Details of option grants are summarized as follows.

Year ended June 30, 2017:

●	On June 7, 2017, the Company granted options to purchase 8,550,000 options to employees, consultants and officers under the 2004 Plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.07 consideration and expire on June 6, 2022. The fair value of the options is A$0.03.

●	On March 20, 2017 1,119,519 options expired.

Year ended June 30, 2018:

●	On October 10, 2017, 2,360,000 options were forfeited upon resignation of an employee.

●	On December 13, 2017, 8,500,00 options expired.

●	On January 18, 2018, the Company issued 12,100,000 options to directors and employees under the 2004 Plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the option is A$0.047.

●	On April 6, 2018, 1,200,000 options expired.

●	On June 25, 2018, 1,649,573 options expired.

Year ended June 30, 2019:

●	On July 13, 2018 700,000 options were issued to an employee of the company under the 2004 plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.083 consideration and expire on January 31, 2023. The fair value of the options is A$0.038.

●	On August 4, 2018 306,490 options expired.

●	On August 28, 2018 500,000 options were issued to a consultant under the 2004 Plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the options is A$0.019.

●	On October 1, 2018 360,000 options expired.

●	On October 24, 2018 200,000 options expired

●	On November 2, 2018 1,250,000 options were issued to a director under the 2004 Plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the options is A$0.016.

●	On November 3, 2018 200,000 options expired

●	On December 11, 2018 1,200,000 options expired

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11.	RESERVES (continued)

●	On February 5, 2019 100,000 options expired

●	On April 9, 2019 586,672,964 short term warrants were issued to Life Biosciences LLC and other investors as approved at the shareholder meeting on April 8, 2019. The warrants are exercisable at A$0.045 consideration and expire on December 19, 2019.

(c)	Movements in Options for ADRs

	Years Ended June 30,
	2019		2018		2017
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	-	-	-	-	-	1,515,434

Expiration of options (1)	-	-	-	-	-	(1,515,434)
End of the year	-	-	-	-	-	-

(1)	Options exercisable at US5.00 on or before December 17, 2012. These options are convertible to ADRs, 1 ADR = 60 ordinary shares. At time of issue, 1 ADR = 10 ordinary shares. These options expired without being exercised on December 17, 2012.

(d)	Movement in Warrants for ADRs

	Years Ended June 30,
	2019		2018		2017
	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)	Number of Warrants	Comp. Expense (A$)
Beginning of the year (1)	-	-	-	-	-	453,563
Beginning of the year (2)	-	-	-	-	-	-
Expired	-	-	-	-	-	(453,563)
End of the year	-	-	-	-	-	-

(2)	Warrants exercisable at A$0.17 on or before February 25, 2016. These warrants expired without being exercised on February 25, 2016.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11.	RESERVES (continued)

(e)	Terms and Conditions of Reserves

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

In Australia, there is not a set number of authorized shares, shares are not reserved for the exercise of options, and shares do not have a par value.

(f)	Options and Warrants Issued after Reporting Date

No option issues have occurred after reporting date. There have been no warrants granted after reporting date.

12.	ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2019	2018	2017
Balance at beginning of year	129,583,125	122,648,452	124,875,182
Net loss for the year	12,337,830	8,265,737	7,542,076
Reclassify expired options from contributed equity	-	-	(2,701,644)
Reclassify expired options from reserves	(684,117)	(1,331,064)	(5,098,165)
Reclassify expired options/warrants from reserves	-	-	(1,968,997)

Balance at end of year	141,236,838	129,583,125	122,648,452

13.	CASH FLOW INFORMATION

	Years Ended June 30,
	2019	2018	2017

(a) Reconciliation of Net Loss to Net Cash Flows From Operations
Net loss	(12,337,830)	(8,265,737)	(7,542,076)

Non-cash items
Depreciation of property and equipment	29,696	21,799	21,328
Non-cash issue of equity in consideration of operating expenses	89,138	764,539	24,460
Foreign exchange (gain) loss	(403,879)	278,117	656,019
	-	-	-
Changes in assets and liabilities
Decrease (increase) in trade and other receivables	(1,677,087)	(116,837)	1,746,152
Decrease (increase) in other current assets	(365,144)	18,988	(4,069)
(Decrease) increase in trade and other payables	662,926	1,162,812	(856,131)
(Decrease) in other current liabilities	-	-	-
Increase in provision for employee entitlements	47,362	(108,869)	89,237

Net cash flows used in operating activities	(13,954,818)	(6,245,188)	(5,865,080)

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	CASH FLOW INFORMATION (continued)

(b)	Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	14,399,904	15,235,556	21,884,957

Closing cash and cash equivalents balance	14,399,904	15,235,556	21,884,957

(c)	Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2019, 2018 and 2017.

14.	EXPENDITURE COMMITMENTS

The Company has non-cancelable operating leases contracted for but not capitalized in the financial statements. The Company has commitments under these contracts within one year of A$94,726 and greater than one year but less than three years of A$17,085. The property lease comprises of two a non-cancellable leases with an 36 and 24 months term, respectively, and with rent payable monthly in advance. These leases commenced on September 18, 2017 and November 1, 2017, respectively and expired on September 17, 2020 and October 31, 2019, respectively.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2019, we had research and development termination commitments approximating A$2.3 million. No liability has been recognized within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritize our research and development programs to reduce expenditures.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 18.

15.	SHARE BASED PAYMENTS

(a)	Employee and Consultant Plans

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of employee and consultant plans designed to reward directors, employees and consultants for their contributions to the Company. The plans are to be used as a method of retaining key personnel for the growth and development of the Company. Due to Alterity’s U.S. presence, a U.S. plan (the 2018 ADS Plan) and an Australian plan (the 2004 ASX Plan) were developed.

At 30 June 2019 equity, had been issued to 4 Directors, 2 previous Directors, 2 Key Management Personnel, 11 employees and 7 consultants under the Australian Plan.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

15.	SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2019		2018		2017
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	25,216,490	0.19	26,826,063	0.29	19,395,582	0.38
Issued during the year	2,450,000	0.10	12,100,000	0.11	8,550,000	0.07
Exercised during the year	-		-	-	-	-
Expired during the year	(2,366,490)	0.87	(11,349,573)	0.31	(1,119,519)	0.25
Lapsed during the year			(2,360,000)	0.19	-	-

Outstanding at year end	25,300,000	0.12	25,216,490	0.19	26,826,063	0.29

Vested and Exercisable at year end	25,300,000	0.12	25,216,490	0.19	26,826,063	0.29

Options outstanding at the end of the year have the following expiry date and exercise prices:

			Exercise Price	Share options	Share options
Series	Grant Date	Expiry Date	$A	2019	2018
PBTAA	25 October 2013	24 October 2018	0.61	-	200,000
PBTAD	4 November 2013	3 November 2018	0.73	-	200,000
PBTAE	13 December 2013	11 December 2018	1.04	-	1,200,000
PBTAF	7 February 2014	5 February 2019	1.12	-	100,000
PBTAH	19 February 2015	18 February 2020	0.26	2,000,000	2,000,000
PBTAR	27 May 2015	25 May 2020	0.27	1,400,000	1,400,000
PBTAY	5 August 2013	4 August 2018	0.66	-	306,490
PBTAZ	2 October 2013	1 October 2018	0.66	-	360,000
PBTAS	7 June 2017	6 June 2022	0.07	7,350,000	7,350,000
PBTAAA	18 December 2017	14 December 2022	0.11	13,850,000	12,100,000
PBTAI	1 February 2018	31 January 2023	0.08	700,000	-
			Total	25,300,000	25,216,490

Weighted average remaining contractual life of options outstanding at end of period				3.56 years	2.34 years

Risk free interest rate – This is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date. The Australian government bond rate has been used for options which are exercisable for fully paid ordinary shares and the U.S. government bond rate has been used for options which are exercisable for ADRs.

Dividend yield – Alterity has never declared or paid dividends on its ordinary shares and does not anticipate paying any dividends in the foreseeable future.

Expected volatility – Alterity estimates expected volatility based on historical volatility over the estimated life of the option and other factors. Historical volatility has been the basis for determining expected share price volatility as it is assumed that this is indicative of future movements. The life of the options is based on historical exercise patterns, which may not eventuate in the future.

Expected life – This is the period of time that the options granted are expected to remain outstanding. This estimate is based primarily on historical trend of option holders to exercise their option near the date of expiry. As a result, the expected life is considered to equal the period from grant date to expiry date.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

15.	SHARE BASED PAYMENTS (continued)

Model inputs –

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

		Exercise Price	Share Price at	Expected			Risk-free
		per Share	Grant Date	Share Price	Years to	Dividend	Interest
Series	Grant Date	A$	A$	Volatility	Expiry	Yield	Rate
PBTAY	August 5, 2013	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	October 2, 2013	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	October 25, 2013	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	November 4, 2013	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	December 13, 2013	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	February 7, 2014	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	April 7, 2014	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	October 3, 2014	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	February 19, 2015	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	May 27, 2015	0.27	0.17	69.40%	5.00	0%	2.25%
PBTAS	June 7, 2017	0.07	0.05	100.00%	5.00	0%	1.97%
PBTAAA	December 18, 2017	0.11	0.07	100%	5.00	0%	2.38%
PBTAI	February 1, 2018	0.08	0.06	100%	5.00	0%	2.24%

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2019	2018	2017
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Issued during the year	-	-	-

End of the financial year	13,277,715	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2018, 2017 and 2016.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16.	SUBSEQUENT EVENTS

On 29 July 2019, the Company announced it has successfully completed its Phase 1 study of PBT434, a novel, orally bioavailable small molecule inhibitor of alpha-synuclein aggregation.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

17.	LOSS PER SHARE

	Years Ended June 30,
	2019	2018	2017

Basic and diluted loss per share (cents per share)	(2.00)	(1.55)	(1.41)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	615,772,236	533,891,470	533,891,470

The options and warrants in place do not have the effect of diluting the loss per share.

18.	KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2019	2018	2017

Short-term employee benefits	2,046,496	1,522,777	1,537,198
Post-employment benefits	41,062	44,389	87,465
Long-term benefits	23,016	(1,061)	28,600
Share-based payments	20,443	608,179	16,307
	2,131,017	2,174,284	1,669,570

19.	AUDITORS’ REMUNERATION

	Years Ended June 30,
	2019	2018	2017

- audit and review fees: current year financial reports	279,622	232,960	260,645
- audit and review fees: internal controls	20,800	20,000	20,590

	300,422	252,960	281,235

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Company’s Auditors to be appointed at the Company’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Company’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2019, 2018 and 2017 fiscal years.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS

a.	Equity Interests in Subsidiaries

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) owns 100% of its subsidiaries, Alterity Therapeutics Inc (formerly Prana Biotechnology Inc) and Alterity Therapeutics UK Ltd (formerly Prana Biotechnology UK Ltd).

b.	Key Management Personnel Remuneration

The Directors of Alterity during the year:

Mr. Geoffrey Kempler, Chairman & CEO

Mr. Brian Meltzer, Independent Non-Executive Director

Mr. Peter Marks, Independent Non-Executive Director

Mr. Lawrence Gozlan, Non-Executive Director

Dr. David Sinclair, Non-Executive Director (appointed 8 April 2019)

Mr. Tristan Edwards, Non-Executive Director (appointed 8 April 2019)

Dr. George Mihaly, Independent Non-Executive Director (resigned 8 April 2019)

Dr. Ira Shoulson, Non-Executive Director (resigned 8 April 2019)

The Key Management Personnel of the Company during the year:

Dr. David Stamler	Chief Medical Officer and Senior Vice President Clinical Development
Ms. Kathryn Andrews	Chief Financial Officer

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

The Company’s remuneration policy is not solely based on the Company’s performance, but also on industry practice.

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

The Company uses a variety of KPI’s to determine achievement, depending on the role of the executive being assessed. These include:

●	successful contract negotiations;

●	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or

●	achievement of research project milestones within scheduled time and/or budget.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2019	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (1)	395,728	-	20,531	7,794	-	424,053
Mr. Brian Meltzer	80,000	-	-	-	-	80,000
Dr. George Mihaly (2)	66,667	-	-	-	-	66,667
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan (3)	580,000	-	-	-	-	580,000
Dr. Ira Shoulson (2)(4)	58,314	-	-	-	20,443	78,757
Dr. David Sinclair (2)	10,750	-	-	-	-	10,750
Mr. Tristan Edwards (2)	10,750	-	-	-	-	10,750
	1,262,209	-	20,531	7,794	20,443	1,310,977

(1)	Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler.
(2)	The remuneration for Dr. George Mihaly and Dr. Ira Shoulson covered the period from 1 July 2018 to 8 April 2019, being the last day of being the Company’s director. The remuneration for Dr. David Sinclair and Mr. Tristan Edwards covered the period from 8 April 2019, being the date of their appointment as directors of the Company, to 30 June 2019.

(3)	Includes fees paid to an associated entity of Mr. Lawrence Gozlan in the amount of $520,000 for corporate advisory services including seeking and advancing opportunities to expand the company’s product pipeline and other sources of funding to commence and continue the company’s clinical trials.

(4)	Dr. Ira Shoulson received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the inputs as disclosed in note 15.

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2018	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Geoffrey Kempler (1) (3)	381,340	-	20,049	7,763	235,000	644,152
Lawrence Gozlan (3)	60,000	-	-	-	58,750	118,750
Brian Meltzer (3)	82,500	-	-	-	58,750	141,250
George Mihaly (3)	77,500	-	-	-	58,750	136,250
Peter Marks (3)	60,000	-	-	-	58,750	118,750
Ira Shoulson (2)	78,885	-	-	-	-	78,885
	740,225	-	20,049	-	470,000	1,238,037

(1)	Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler.
(2)	Includes consulting fees paid to Dr. Ira Shoulson in the amount of A$12,021.
(3)	The Directors received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the inputs as disclosed in note 15.

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2017	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Geoffrey Kempler (1)	419,313	-	26,411	8,146	-	453,870
Lawrence Gozlan (2)	140,000	-	-	-	-	140,000
Brian Meltzer	55,833	-	29,167	-	-	85,000
George Mihaly	75,000	-	-	-	-	75,000
Peter Marks	60,000	-	-	-	-	60,000
Lawrence Gozlan (2)	140,000	-	-	-	-	140,000
Ira Shoulson (2)	268,137	-	-	-	-	268,137
	1,018,283	-	55,578	8,146	-	1,082,007

(1)	Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler.
(2)	Includes consulting fees paid to an associated entity of Mr. Lawrence Gozlan, and Dr. Ira Shoulson in the amount of $80,000 and $223,201, respectively

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2019	Base Fee	Other	Contribution	Leave	Options	Total
Executives’ Remuneration	A$	A$	A$	A$	A$	A$
Kathryn Andrews (1)	236,665		20,531	15,222	-	272,418
Dr. David Stamler (1)	547,622				-	547,622

(1)	Base Fee includes movements in annual leave provision for, Ms Kathryn Andrews and Mr David Stamler accrued in accordance with their employment contracts.

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2018	Base Fee	Other	Contribution	Leave	Options	Total
Executives’ Remuneration	A$	A$	A$	A$	A$	A$
Dianne Angus (1) (2)	81,589	-	5,736	(8,920)	(3,433)	74,972
Kathryn Andrews (1) (3)	196,689	-	18,604	96	15,735	231,124
Dr. David Stamler (1) (3)	504,274	-	-	-	125,877	630,151

(2)	Base Fee includes movements in annual leave provision for Ms Dianne Angus ,Ms Kathryn Andrews and Mr David Stamler accrued in accordance with their employment contracts.
(3)	The remuneration for Ms. Dianne Angus covers the period from 1 July 2017 to 10 October 2017, being the last day of her employment with the Company. The amount also includes payments of unused leave balances.
(4)	The equity component of Kathryn Andrews’ and David Stamler’s remuneration represents the portion of unlisted options granted in prior year but vested during the current year.

			Post-	Long Term
			Employment	Benefits
	Short Term Benefits		Superannuation	Long-service	Equity
2017	Base Fee	Other	Contribution	Leave	Options	Total
Executives’ Remuneration	A$	A$	A$	A$	A$	A$
Dianne Angus (1)	328,799	-	19,616	20,354	3,433	372,202
Kathryn Andrews (1)	131,826	-	12,271	101	1,430	145,628
Dr. David Stamler (1) (2)	58,290	-	-	-	11,443	69,733
	518,915	-	31,887	20,455	16,306	587,563

(1)	Base Fee includes movements in annual leave provision for Ms Dianne Angus , Ms Kathryn Andrews and Mr David Stamler accrued in accordance with their employment contracts.
(2)	Dr David Stamler was appointed as Chief Medical Officer and Senior Vice President Clinical Development on 15 May 2017.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

The following Director was under contract during the year ended June 30, 2019:

Directors	Duration	Notice Requirements	Termination
Geoffrey Kempler	Until termination by either party. Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days’ notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days’ notice	Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days’ notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		With Cause the Company may terminate with 30 days’ notice	Bonus pro-rated only if termination occurs in 1st year

The following Senior Executives were under contract during the year ended June 30, 2019:

Key management personnel	Duration	Notice Requirements	Termination
Kathryn Andrews	Until termination by either party. Signed 11 November 2014	Ms Andrews may terminate with 30 days’ notice, or	Accrued entitlements including all unreimbursed business expenses
		Without Cause the Company may terminate with 30 days’ notice,or	Permitted to keep and/or exercise options that have vested at the time of termination
With Cause the Company may terminate without notice
David Stamler	Until termination by either party. Signed 18 April 2017.	By the company without cause or by Dr. Stamler with good reason, 3 months’ notice, increasing to 6 months’ notice after 18 months of employment, unless otherwise agreed in writing.

		With Cause, the Company may terminate at any time upon written notice	Payment equivalent to seventy five percent of current annualized salary Accrued entitlements including all unreimbursed business expenses
Unexercised options shall be exercisable within 30 days after the date of termination
Accrued entitlements including all unreimbursed business expenses
Unexercised options shall be exercisable within 30 days after the date of termination

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings

	Balance July 1, 2018	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2019
Fully Paid Ordinary Shares of the Company	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Lawrence Gozlan	-	-	-	-	-
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111
David Sinclair	-	-	-	-	-
Tristan Edwards	-	-	-	-	-
Ira Shoulson	-	-	-	-	-
Kathryn Andrews	-	-	-	-	-
David Stamler	-	-	-	-	-
	18,607,443	-	-	-	18,607,443

	Balance July 1, 2017	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2018
Fully Paid Ordinary Shares of the Company	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Lawrence Gozlan	-	-	-	-	-
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111

Ira Shoulson	-	-	-	-	-
Dianne Angus	146,128	-	-	(146,128)	-
Kathryn Andrews	-	-	-	-	-
David Stamler (1)	-	-	-	-	-
	18,753,571	-	-	-	18,607,443

Fully Paid Ordinary Shares of the Company	Balance July 1, 2016	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2017
	No.	No.	No.	No.	No.
Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Lawrence Gozlan	-	-	-	-	-
Brian Meltzer	326,666	-	-	-	326,666
George Mihaly	226,666	-	-	-	226,666
Peter Marks	43,111	-	-	-	43,111

Ira Shoulson	-	-	-	-	-
Dianne Angus	146,128	-	-	-	146,128
Kathryn Andrews	-	-	-	-	-
	18,753,571	-	-	-	18,753,571

(1)	Opening balance on appointment as Senior Vice President Development and Chief Medical Officer on 15 May 2017.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2018 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During 2019 fiscal year	Balance June 30, 2019 No.	Total Vested and Exercisable June 30, 2019 No.	Total Unvested June 30, 2019 No.
Geoffrey Kempler	5,000,000	-	-	-	-	-	-	5,000,000	5,000,000	-
Brian Meltzer	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
George Mihaly (1)	1,250,000	-	-		-	(1,250,000)	-	-	-	-
Peter Marks	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Lawrence Gozlan	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Ira Shoulson (1)	-	1,250,000	-		-	(1,250,000)	-	-	-	-
Dr. David Sinclair	-	-	-	-	-	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-	-	-	-	-	-
Kathryn Andrews	500,000	-	-	-	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
	14,500,000	1,250,000	0	0	-	(2,500,000)	-	13,250,000	13,250,000	-

(1)	Dr. George Mihaly and Dr Ira Shoulson resigned on 8 April 2019.

Share Options of the Company	Balance July 1, 2017 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During 2018 fiscal year	Balance June 30, 2018 No.	Total Vested and Exercisable June 30, 2018 No.	Total Unvested June 30, 2018 No.
Geoffrey Kempler	4,000,000	5,000,000	-	(4,000,000)	-			5,000,000	5,000,000	-
Lawrence Gozlan	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000
Brian Meltzer	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-
George Mihaly	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-
Peter Marks	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-

Ira Shoulson	-	-	-	-	-			-	-	-
Dianne Angus (1)	2,360,000	-	-	-	(2,360,000)			-	-	-
Kathryn Andrews	500,000	-	-	-	-		500,000	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	-		4,000,000	4,000,000	4,000,000	-
	14,860,000	10,000,000	-	(8,000,000)	(2,360,000)		4,500,000	14,500,000	14,500,000

(1)	Ms Angus resigned effective October 10, 2017.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2016 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During 2017 fiscal year	Balance June 30, 2017 No.	Total Vested and Exercisable June 30, 2017 No.	Total Unvested June 30, 2017 No.
Geoffrey Kempler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
Lawrence Gozlan	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Brian Meltzer	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
George Mihaly	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-
Peter Marks	1,000,000	-	-	-	-	-	-	1,000,000	1,000,000	-

Ira Shoulson	-	-	-	-	-	-	-	-	-	-
Dianne Angus	1,317,819	1,200,000	-	(157,819)	-	-	-	2,360,000	1,160,000	1,200,000
Kathryn Andrews	-	500,000	-	-	-	-	-	500,000	-	500,000
Dr. David Stamler	-	4,000,000	-	-	-	-	-	4,000,000	-	4,000,000
	9,317,819	5,700,000	-	(157,819)	-	-	-	14,860,000	9,160,000	5,700,000

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	SEGMENT INFORMATION

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2019	2018
	A$	A$
Cash and cash equivalents (USD)	9,726,790	6,309,829
Cash and cash equivalents (€EUR)	178	173
Cash and cash equivalents (£GBP)	433	428
Trade and other payables (USD)	(1,196,358)	(607,150)
Trade and other payables (€EUR)	-	(1,439)
Trade and other payables (£GBP)	(35,242)	(39,167)
Total exposure	8,495,801	5,662,674

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

Based on the financial instruments held as of 30 June 2019, had the Australian dollar weakened/strengthened by 6.36% (2018: 7.18%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$542,116 lower/higher (2018: A$409,391 lower/higher).

ALTERITY THERAPEUTICS LIMITED

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

The Company’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2019, the Company had the following cash accounts:

●	A$1,354,771 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2019;

●	A$45,486 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2019;

●	A$66,534 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2019;

●	A$15 in an Australian Trust account at an interest rate of 0% as of June 30, 2019;

●	US$6,836,116 (A$9,726,016) in U.S. checking accounts at an interest rate of 0% as of June 30, 2019;

●	A$2,012,329 in a three month term deposit at a fixed interest rate of 1.50% which matures on August 26, 2019;

●	A$1,000,000 in a three month term deposit at a fixed interest rate of 1.85% which matures on July 27, 2019;

●	A$42,713 in a three month term deposit at a fixed interest rate of 2.00% which matures on September 7, 2019;

●	A$150,000 in a three month term deposit at a fixed interest rate of 2.00% which matures on September 11, 2019.

At June 30, 2018, the Company had the following cash accounts:

●	A$ 2,552,615 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2018;

●	A$63,791 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2018;

●	A$114,990 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2018;

●	A$135 in an Australian Trust account at an interest rate of 0% as of June 30, 2018;

●	US$4,675,242 (A$6,308,538) in U.S. checking accounts at an interest rate of 0.03% as of June 30, 2018;

●	A$3,000,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 25, 2018;

●	A$3,000,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on August 3, 2018;

●	A$42,713 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 7, 2018;

●	A$150,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 11, 2018.

At June 30, 2017, the Company had the following cash accounts:

●	A$1,099,932 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2017;

●	A$73,301 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2017;

●	A$49,081 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2017;

●	A$34 in an Australian Trust account at an interest rate of 0% as of June 30 2017;

●	US$13,438,903 (A$17,535,100) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2017;

●	A$2,000,000 in a two month term deposit at a fixed interest rate of 1.70% which matures on July 2, 2017;

●	A$43,988 in a one year term deposit at a fixed interest rate of 2.55% which matures on March 7,2018;

●	A$150,000 in a three month term deposit at a fixed interest rate of 2.10% which matures on September 11, 2017;

●	A$1,000,000 in a two month term deposit at a fixed interest rate of 2.15% which matures on July 19, 2017.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.	FINANCIAL INSTRUMENTS (continued)

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

The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2018	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	1,400,257	3,205,042		9,794,605	14,399,904	0.42%
Trade and other receivables	-			4,829,497	4,829,497
Other current assets	-			621,737	621,737
Other non-current assets

Total Financial Assets	1,400,257	3,205,042		15,245,839	19,851,138	0.42%

Financial Liabilities		-	-
Trade and other payables	-	-	-	(2,718,174)	(2,718,174)

Total Financial Liabilities	-	-		(2,055,247)	(2,055,247)

June 30, 2018	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate

		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	8,925,124	6,192,713	-	117,718	15,235,555	1.09%
Trade and other receivables	-	-	-	3,152,410	3,152,410
Other current assets	-	-	-	266,625	266,625
Other non-current assets	-	-	-	-	-

Total Financial Assets	8,925,124	6,192,713		3,536,753	18,654,590	1.09%

Financial Liabilities		-	-
Trade and other payables	-	-	-	(2,055,247)	(2,055,247)

Total Financial Liabilities	-	-	-	(2,055,247)	(2,055,247)

(b)	Credit Risk

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

ALTERITY THERAPEUTICS LIMITED

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

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows.

	Maturities of Financial Liabilities
2019	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	2,718,174	-	-	2,718,174	2,718,174
Total	2,718,174	-	-	2,718,174	2,718,174
2018	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	2,055,247	-	-	2,055,247	2,055,247
Total	2,055,247	-	-	2,055,247	2,055,247

(d)	Capital Risk Management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Company may issue new shares or reduce its capital, subject to the provisions of the Company’s constitution. The capital structure of the Company consists of equity attributed to equity holders of the Company, comprising contributed equity, reserves and accumulated losses disclosed in Notes 10, 11 and 12. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Company’s Management the Board monitors the need to raise additional equity from the equity markets.

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

In 2019 and 2018, none of the Company’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited)

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Dated August 30, 2019