Form 20-F
period 2020-06-30
ALTERITY THERAPEUTICS LTD
filed 2020-09-15
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2020

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

Ordinary Shares, as of June 30, 2020	1,037,358,032

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

Yes ☐ No ☒

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.”

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

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statement on Form S-8 (File No. 333-228671) and our Registration Statements on Form F-3 (Files No. 333-220886 and 333-231417)

INTRODUCTION

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat neurogenerative diseases, currently focusing on Parkinsonian and other movement disorders.

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

We prepare our consolidated financial statements in accordance with IFRS, as issued by IASB and our consolidated financial statements appearing herein comply with IFRS as issued by IASB.

The following table presents our selected consolidated financial data as of the dates and for each of the periods indicated. The following selected consolidated financial data as of June 30, 2020 and 2019 and for the years ended June 30, 2020, 2019 and 2018 have been derived from our audited consolidated financial statements and notes thereto included elsewhere in this annual report. The selected consolidated financial data as of June 30, 2018, 2017 and 2016 and for the years ended June 30, 2017 and 2016 have been derived from our audited consolidated financial statements and notes thereto which are not included in this annual report.

The selected consolidated financial data set forth below should be read in conjunction with and are qualified entirely by reference to Item 5. “Operating and Financial Review and Prospects” and our consolidated financial statements and notes thereto included elsewhere in this annual report.

Statement of Comprehensive Income Data:

	Year Ended June 30,
	2020	2019	2018	2017	2016
	(in A$, except loss per share and number of shares)
Interest income	17,117	108,538	201,174	132,396	142,657
Other income	122,729	4,951,167	3,125,775	3,022,673	4,753,697
Research and development expenses	(10,098,439)	(12,983,185)	(6,698,016)	(5,700,339)	(9,585,371)
General and administration expenses	(3,446,139)	(4,308,352)	(4,341,058)	(3,968,630)	(3,610,551)
Intellectual property expenses	(352,922)	(322,097)	(224,580)	(241,892)	(241,954)
Other operating expenses	(44,217)	(132,965)	(58,172)	(126,071)	(45,276)
Other gains and losses	333,055	349,064	(270,860)	(660,213)	857,247
Forfeited options from reserves	12,016
Net loss	(13,456,800)	(12,337,830)	(8,265,737)	(7,542,076)	(7,729,551)
Loss per share in cents – basic and diluted	(1.50)	(2.00)	(1.55)	(1.41)	(1.45)
Weighted average number of ordinary shares outstanding - basic and diluted	894,872,224	615,772,236	533,891,470	533,891,470	533,891,470

Balance Sheet Data

	As of June 30,
	2020	2019	2018	2017	2016
	(in A$)
Cash and cash equivalents	9,196,892	14,399,904	15,235,556	21,884,957	28,593,538
Working capital	7,121,827	16,541,001	16,010,651	23,659,659	31,299,470
Total assets	9,907,718	19,909,918	18,726,013	25,280,946	33,725,020
Net assets	7,150,814	16,554,773	16,081,157	23,690,034	31,367,213
Issued capital	160,703,754	156,632,636	143,910,328	144,018,006	146,879,214
Share based payment reserves	866,121	1,158,975	1,753,954	2,320,480	9,363,181
Accumulated deficit during development stage	(154,418,671)	(141,236,838)	(129,583,125)	(122,648,452)	(124,875,182)
Total equity	7,150,814	16,554,773	16,081,157	23,690,034	31,367,213

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Financial Condition

We have a history of operating losses and our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the fiscal years ended June 30, 2020 and 2019.

We have not sufficiently advanced the development of any of our product candidates to market or generate revenues from their commercial application and have incurred losses in every period since we began operations in 1997 and reported net losses of A$13,456,800, A$12,337,830 and A$8,265,737 during the fiscal years ended June 30, 2020, 2019 and 2018 respectively. As of June 30, 2020, our accumulated deficit was A$154,419,061. We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence clinical trials of our product candidates that includes ATH434 for Parkinsonian diseases, prospectively PBT2 for alternative indications and the development of other compounds. Our management has concluded that our historical recurring losses from operations and negative cash flows from operations as well as our dependence on financings raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the fiscal years ended June 30, 2020 and 2019.

Our consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. These adjustments would likely include substantial impairment of the carrying amount of our assets and potential contingent liabilities that may arise if we are unable to fulfill various operational commitments. In addition, the value of our securities would be greatly impaired. Our ability to continue as a going concern is dependent upon generating sufficient cash flow from operations and obtaining additional capital and financing. If our ability to generate cash flow from operations is delayed or reduced and we are unable to raise additional funding from other sources, we may be unable to continue in business. For further discussion about our ability to continue as a going concern and our plan for future liquidity, see “Operating And Financial Review —Critical Accounting Estimates - Going concern basis.”

We will need substantial additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

We have raised US$2,886,865 from the sale of our ordinary shares pursuant to our at-the-market offering facility in the year ended June 30, 2020. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

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

We expect that the COVID-19 pandemic will have general economic consequences that will impact our company

The response of the governments imposing a lock down, the high unemployment, certain industries being especially hard hit and the public response as the economy opens up will undoubtedly have wide reaching effects on the economy. It is possible that the ultimate effect could be a recession or even greater economic dislocation. A reduced economy may result in a limitation on companies such as ours in raising capital when necessary, in the amounts of capital needed and available, and the terms that are offered that will be acceptable to the Company. Also, there may be a decline in the overall value of the securities market that could reduce the value of the Company or limit the ability of our investors to sell their ordinary shares. Investors should consider general economic trends and issues resulting or may result from the pandemic when they decide to transact in our securities.

Risks Related to Our Business

We are a development stage company engaged in the development of pharmaceutical products and our success is uncertain.

We are a development stage company whose pharmaceutical products are designed to treat neurodegenerative diseases. We have not sufficiently advanced the development of any of our candidate products, to market or generate revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

Government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business.

The jurisdictions in which we conduct our business have imposed mandates and regulations or suggested measures to counter the spread of the COVID-19 virus and control the level of the pandemic within its population and the economic activities of their respective economies. These collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and the population and economic response to the virus and the many different measures prompted by the pandemic. We have been affected in a number of ways, such as the way in which we operate our headquarters operations, interact with our scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities. Since we are mostly focused on the activities related to research and development we have not experienced the larger adverse economics of a slowed economy; however, we do expect that time lines for our research and development, clinical trials, regulatory approvals and bringing our products to market will cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses will increase and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to our company.

In addition to government efforts relating to the COVID-19 pandemic, the institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

In addition to the government mandates for controlling the many different health and economic effects of the COVID-19 virus and pandemic, individual institutions with which we work, such as hospitals, laboratories and educational institutions have taken actions that will disrupt the progress of our business plans for the Company and our individual subsidiaries. Most educational institutions and many laboratories curtailed or limited access to their facilities in the first half of the 2020 year and are still working out how they will operate going forward; we are expecting that going forward there will be strict limitations on access to these institutions and facilities for our researchers and research partners. Overall, changes in the way our development activities can be conducted will result in delays in our conducting research activities, carrying out clinical trials and making regulatory submissions. As a consequence, we anticipate our costs will increase. In many respects, there is great uncertainty in the general effects resulting from the governmental and private response to the pandemic, and only the passage of time will reveal its full effects.

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

Clinical trials as they relate to our business are expensive and time consuming and their outcome is uncertain.

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

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

●	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

●	delays due to the measures for COVID-19 pandemic containment and conduct of business;

●	slower than expected patient enrollment;

●	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

●	unforeseen safety issues; or

●	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies.

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

We lack the resources to manufacture any of our product candidates on a clinical or commercial scale and do not currently have, nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials. We rely on collaborators and/or third parties for development, scale-up, formulation, optimization, management of clinical trial and commercial scale manufacturing and commercialization. There are no assurances we can scale-up, formulate or manufacture any product candidate in sufficient quantities with acceptable specifications for the conduct of our clinical trials or for the regulatory agencies to grant approval of such product candidate. We have not yet commercialized any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with good manufacturing practices (GMP) and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies due to the COVID-19 pandemic or other causes, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse event, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. We may not be able to meet specifications previously established for product candidates during scale-up and manufacturing.

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

Before obtaining regulatory approvals for the commercial sale of any of our pharmaceutical products, we must demonstrate through pre-clinical testing and clinical studies that our product candidates are safe and effective for use in humans for each target indication. Results from early clinical trials may not be predictive of results obtained in large-scale, later-stage clinical testing. Even though a candidate product shows promising results in clinical trials, regulatory authorities may not grant the necessary approvals without sufficient safety and efficacy data.

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Parkinsonian disorders or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialize our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

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

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. Legislative and regulatory proposals impacting upon the healthcare system are submitted regularly and the existing framework in force in various jurisdictions may not apply in the short to long term.

We still cannot fully predict the impact of the ACA on our company as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet been completed, and the Centers for Medicare & Medicaid Services has publicly announced that it is analyzing the ACA regulations and policies that have been issued to determine if changes should be made. In addition, although the U.S. Supreme Court has upheld the constitutionality of most of the ACA, some states have stated their intentions to not implement certain sections of the ACA and some members of Congress are still working to repeal the ACA. These challenges add to the uncertainty of the changes enacted as part of the ACA. In addition, the current legal challenges to the ACA, as well as Congressional efforts to repeal the ACA, add to the uncertainty of the legislative changes enacted as part of the ACA.

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

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions such as the U.K. Bribery Act generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

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

Changes in patent laws or patent jurisprudence could diminish the value of our patents, thereby impairing our ability to protect our products or product candidates.

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

Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and protect our other proprietary information.

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

Risks Related to Ownership of Our Securities

Our stock price may be volatile and the U.S. trading market for our American Depository Shares (ADSs) is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years ended June 30, 2020 and subsequently until 11 September 2020, the market price for our ordinary shares on the ASX has ranged from as low as A$0.012 to a high of A$0.165 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$0.36 to a high of U.S.$3.43. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We may seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015 we sold A$7.1 million of additional ordinary shares under this program. On October 13, 2016, we entered into an At-Market Issuance Sales Agreement, for an at-market offering program under which we may from time to time sell up to an aggregate of U.S.$44,460,787 of our ordinary shares represented by ADSs. On November 8, 2017 we entered into Amendment No. 1 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. Since July 1, 2018 and to date, we sold U.S.$5,124,764 of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and to date we sold an aggregate of 424,889,350 ordinary shares under this facility and raised a total of A$54.1million (U.S.$47.7 million) in gross proceeds.

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

There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC to some U.S. investors, and a controlled foreign corporation, or CFC to other U.S. investors. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and were classified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2020 for some U.S. investors. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs trade on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar has generally remained stable against the U.S. dollar. If the Australian dollar weakens against the U.S. dollar, this may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Our ordinary shares are quoted on the ASX and our ADSs trade on the NASDAQ Capital Market. To continue to be listed on the NASDAQ Capital Market, we need to satisfy a number of conditions, including a minimum closing bid price per ADS of $1.00 for 30 consecutive business days and shareholders’ equity of at least $2.5 million.

On February 7, 2020, we received notification from the Listing Qualifications Department of NASDAQ advising the company that it is was non-compliant with NASDAQ’s requirement that listed securities maintain a minimum bid price of $US1.00 per share on NASDAQ as outlined in the NASDAQ Listing Rules.

The NASDAQ notification had no effect on the listing of the Company’s ADSs and the ADSs continued to trade uninterrupted on NASDAQ. In the event we did not regain compliance within the prescribed period and the NASDAQ staff would have concluded that we were not able to cure the deficiency, our ADSs could have been subject to delisting by NASDAQ. On July 15, 2020, NASDAQ notified us that we have regained compliance with the minimum bid price requirement of Listing Rule 5550(a)(2).

If our closing bid price per ADS will fall under $1.00 again and remain below $1.00 for 30 consecutive trading days, we may receive another notice of noncompliance and should be provided at least 180 days to regain compliance. We could fail to meet this, or other NASDAQ continued listing requirements and fail to cure such noncompliance, resulting in the delisting of our ADSs from NASDAQ. If we are delisted from NASDAQ, trading in our ADSs may be conducted on a market (in the United States) where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Risks Related to Our Location in Australia

It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

We are incorporated in Australia. At least half of our executive officers and directors are non-residents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

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

As an Australian company we are subject to different corporate requirements than a corporation organized under the laws of the United States. Our Constitution, as well as the Corporations Act, set forth various rights and obligations that are unique to us as an Australian company. These requirements operate differently than from many U.S. companies and may limit or otherwise adversely affect our ability to take actions that could be beneficial to our shareholders. For more information, you should carefully review the summary of these matters set forth under the section entitled, “Item 10.B - Additional Information - Memorandum and Articles of Association” as well as our Constitution.

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

Alterity is developing first-in-class therapies to treat neurodegenerative diseases. Our lead drug candidate, ATH434 (formerly PBT434), is the first of a new generation of small molecules designed to block the accumulation and aggregation of α-synuclein. Alpha-synuclein, when aggregated in the brain, is a pathological hallmark of Parkinsonian conditions and is considered an important biologic target for treating these neurodegenerative diseases.

ATH434 has demonstrated pre-clinical evidence as a potential treatment of MSA and produced encouraging results in its Phase 1 clinical program, which was completed last year. The company is in the preparatory phase of planning for Phase 2 clinical trial.

Other potential applications for our proprietary compounds include the treatment or amelioration of neurodegenerative disorders such as tauopathies, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease), certain cancers, age-related macular degeneration, or antibiotic resistance.

Our technology is the outcome of many years of intense research from leading scientists in the area of neurodegenerative disorders and other diseases. In July 2009, a patent claiming ‘8-Hydroxyquinoline derivatives’ which claims our principal clinical drug asset, PBT2, as well as other 8-Hydroxyquinoline compounds, was granted by the European Patent Office (EPO). Since the date of that grant, similar patents were granted in other jurisdictions including in the United States, Japan, China, South Korea and Russia. These patents claim the composition of matter and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington disease. The patents are due to expire in July 2023, except in the United States where the patent is due to expire in December 2025. In December 2011, claims for our key patent protecting our product candidate for Parkinson’s disease, PBT434 were granted in the United States. The patent is entitled ‘Neurologically Active Compounds’ and covers the composition of matter and pharmaceutical compositions of selected families of 8-hydroxyquinazolinone compounds, including PBT434. It had also been granted in other jurisdictions including in Europe, China and Japan.

Our technology has progressed to yield a diversified library of chemical compounds, which may yield future product candidates across various neurodegenerative and other indications.

Future clinical studies with PBT2 may depend on the either lifting the Partial Clinical Hold (PCH) which currently restricts drug exposure levels and/or the possible development of PBT2 for new therapeutic indications. See “Item 4.B. – Information on the Company – Business Overview – Clinical Trials for Our Product Candidates”).

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2020, our capital expenditures have totaled A$86,171.

B.	Business Overview

Alterity’s Background

Medical science has made a significant number of breakthroughs over the past century. The average life span in western cultures has substantially increased. The diseases associated with aging have, however, yet to be fully understood or effectively treated. It is now believed that a number of age-related diseases may be capable of being treated.

The protein believed to be involved in the toxicity associated with Alzheimer’s disease is beta amyloid. Very little was known about beta-amyloid protein until 1984 when Professors Colin Masters, Konrad Beyreuther and the late Dr. George Glenner sequenced the chemistry of the protein which has since become the dominant focus of Alzheimer’s disease research world-wide. In 1987, Professors Masters, Beyreuther and Rudi Tanzi of Harvard Medical School discovered how beta-amyloid was produced and in 1994, Professor Ashley Bush of the Melbourne Dementia Research Centre and formerly of Harvard Medical School discovered that the interaction between metals and beta-amyloid is associated with the toxicity seen in Alzheimer’s disease, hopefully paving the way for the development of therapeutic drugs to treat the disease.

Our intellectual property has been developed over an extended period and continues to develop through the collaborative efforts of highly regarded scientists, both company employees as well as representatives of research institutions in this field. These institutions include:

●	The University of Melbourne, Department of Pathology

●	The Florey Institute of Neuroscience and Mental Health in Melbourne

●	University of California, San Francisco and

●	The University of Pavia

Work conducted at the University of Melbourne and MGH demonstrated that clioquinol, codenamed PBT1, had potential efficacy for the treatment of Alzheimer’s disease. Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we historically concentrated our resources toward the pursuit of our disease targets and creation of a chemical library of proprietary molecules. Our research efforts led to the discovery of a novel compound, PBT2, a low molecular weight chemical entity that has demonstrated significant pre-clinical activity, and we currently have over 800 validated compounds from different chemical scaffolds in our chemical library.  More recently, our research efforts have focused on identifying novel compounds that bind and redistribute labile iron that is increased in Parkinsonian diseases and thought to be implicated in their pathogenesis.

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

To increase depth and breadth of our pipeline into new neurodegenerative indications, we have continued to develop our ‘two tier’ Translational Research program structure during the past year. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel agents of interest based on their mechanism of action profile. Our discovery research has established Structure Activity Relationships (“SAR”) within chemical moieties that guide our chemists towards the design of novel therapeutics. The discovery phase also includes preliminary bioavailability and metabolic characterization. The second tier comprises ‘translational’ animal modeling programs to test and validate new candidates as potential development product candidates. To date, our chemical library includes more than 800 novel compounds. Using SAR that has been developed over years of testing and validation by Alterity scientists, new compounds are being generated that retain functionality across diverse and novel chemical scaffolds.

Over the last year, new compounds from several scaffolds were synthesized and began mechanistic profiling. The compounds are initially screened for activity in biological systems relevant to the candidate diseases we are targeting. New screens are being investigated that will assess the ability of a compound intercede in the pathogenic steps thought to underly the disease processes for target diseases. Such steps include pathologic protein aggregation and downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program may be progressed as back up compounds in Parkinsonian diseases and/or new indications in neurodegeneration including orphan indications.

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

Mechanistic work has demonstrated that PBT434 reduces oxidative stress and inhibits the aggregation of toxic α-synuclein species. Part of this investigation was supported by Parkinson’s UK grant of £150,000, awarded in 2013 to Leeds University in collaboration with Associate Professors David Finkelstein and Robert Cherny of the Florey Institute. In 2017, Drs. Finkelstein, Cherny and colleagues published data indicating that PBT434 prevented cell death in the substantia nigra in a dose-dependent manner. The data also demonstrated the therapeutic potential of PBT434 to slow neurodegeneration with results in multiple Parkinson’s disease models, including a transgenic model of Parkinson’s disease (A53T) in which mice over-expressed the alpha-synuclein protein. In A53T mice, animals treated with PBT434 exhibited significantly increased numbers of s. nigra neurons and a significant reduction in insoluble α-synuclein and incidence of clasping behavior. These results showed that PBT434 lowered alpha-synuclein, preserved neurons and simultaneously improved motor performance. The paper was entitled, “The novel compound PBT434 prevents iron mediated neurodegeneration and alpha-synuclein toxicity in multiple models of Parkinson’s disease” and was published in Acta Neuropathol Comm.

PBT434 has also been profiled in mouse models of atypical Parkinsonian conditions, including orphan diseases such as Multiple system atrophy (MSA) and Progressive Supranuclear Palsy, a tauopathy. In an animal model of MSA, PBT434 prevents α-synuclein aggregation and preserves neurons in the substantia nigra and decreased the number of glial cell inclusions in the brains of treated animals.  Glial cell inclusions are the pathological hallmark of MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration.  The pathologic benefits were associated with improved motor function in treated animals. In mutant overexpressing tau mice, rTg4510, PBT434 has demonstrated significant improvement in the Y-maze cognitive assessment and resulted in a significant reduction in the number of abnormal tau deposits in the hippocampus of 12 month old mice.

A comprehensive nonclinical program to evaluate PBT434’s profile to support clinical development is ongoing. . PBT434 had no relevant off-target binding activity in a broad panel of protein interactions. PBT434 did not have significant inhibitory activity of the hERG channel relevant to expected human plasma concentrations in a GLP study. PBT434 is subject to diverse metabolic pathways and is brain penetrant. PBT434 was well-tolerated in safety pharmacology studies (GLP cardiovascular, respiratory and central safety pharmacology studies in rat). Long term toxicology and metabolism studies to support patient studies are ongoing.

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

Clinical Trials for Our Product Candidates

ATH434 (formerly PBT434)

We announced in July 2019 the completion of clinical trial evaluating the safety and pharmacokinetics of ATH434 (formerly PBT434) in healthy volunteers. The Phase 1 study, conducted in Australia, recruited 70 adult volunteers and ten elderly volunteers with the key goals of assessing the safety, tolerability and drug disposition within the body (pharmacokinetics) of ATH434 after single and multiple oral dose administration.

The volunteers in the single ascending dose phase of the study, made up of four individual dose levels in ascending order, received a single oral dose of ATH434 and a blood sampling over the next 72 hours. In the multiple ascending dose phase of the study, volunteers received eight days dosing with ATH434, administered as three successively higher dose levels, with intensive blood sampling for pharmacokinetics on days 1 and 8. At the two highest multiple dose levels, cerebrospinal fluid was collected at steady state to determine drug penetration to the site of action in the brain. Older adult (≥65 years) received the highest dose level for 8 days as well.

The study was successfully completed with systemic exposure to the drug comparable between elderly and healthy volunteers. ATH434 was found to be safe and well tolerated. Adverse event rates were found to be comparable with placebo and no subject experienced a serious adverse event or an adverse event that led to discontinuation of the study drug.

The clinical data were presented at the American Academy of Neurology Annual Meeting in in May 2020. The presentation was based on an abstract entitled A phase 1 Study of PBT434, a Novel Small Molecule Inhibitor of α-synuclein Aggregation, in Adult and Older Adult Volunteers published in the journal Neurology. In September 2019, the Company presented a poster titled: A First in Human Study of PBT434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation at the 2019 International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress) in Nice, France. The poster presented findings from the completed Phase 1 trial of ATH434.

We are focusing on the treatment of Parkinsonian disorders, a group of neurodegenerative disorders which have Parkinsonism as a feature. Parkinsonism is a general term for slowed movement, stiffness and tremor, and occurs in idiopathic Parkinson disease and atypical forms such as MSA, Progressive Supranuclear Palsy, among others. The atypical forms of Parkinsonism have a limited response to available drugs for treating symptoms of Parkinson disease and prominent non-motor symptoms. Alterity’s lead indication for ATH434 is MSA, a highly debilitating disease with no approved treatments.

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

We applied to the FDA for Orphan Drug designation for the proposed use of ATH434 for the treatment of MSA, and the designation was granted in January 2019. Orphan designation entitles Alterity to seven years of market exclusivity for the use of ATH434 in the treatment of MSA and qualifies the sponsor of the drug for various development incentives of the Orphan Drug Act, including tax credits for qualified clinical testing.

In January 2020 we announced that the European Commission (EC) granted Orphan Drug designation to ATH434, which entitles Alterity to ten years of market exclusivity in the European Union for the use of ATH434 in the treatment of MSA and other benefits including assistance in developing clinical protocols, reduced fees and access to EU-funded research grants.

In June 2020 we announced that we had received guidance from the US Food and Drug Administration (FDA) in relation to the development pathway for ATH434 following the successful completion of its Phase 1 clinical trial. The pre-IND (Investigational New Drug) meeting was to obtain input on the clinical development plan for ATH434, including feedback on the Phase 2 study design.

We reached agreement with the FDA on the non-clinical investigations required to support the Phase 2 study.  In addition, the FDA agreed to key aspects of the Phase 2 study design including the proposed patient population, safety monitoring plan and strategy for evaluating drug exposure during the study.

As there are currently no approved treatments for MSA and, therefore, no regulatory precedent regarding accepted efficacy endpoints, we agreed to work together with the FDA to develop an endpoint that is best suited for the MSA patients to be studied. The FDA has also encouraged us to utilise data from a natural history study that Alterity has planned with clinical and neuroimaging experts at Vanderbilt University Medical Center in the US.

This natural history study, referred to as bioMUSE, or biomarkers of Progression in Multiple System Atrophy, will enroll early stage MSA patients and track change in clinical parameters and biomarkers for up to one year. Natural history studies are important for characterizing disease progression over time in selected patient populations.  Well-conducted, these studies can provide vital information to optimize clinical trial design and inform the selection of biomarkers to evaluate target engagement of drug candidates.

In parallel with the US strategy, we are also pursuing a regulatory pathway in Europe and Australia.  Given the uncertainty of study conduct and recruitment in the COVID-19 era, and with the need to target sites that are minimally impacted, it is prudent to be flexible in identifying and recruiting sites around the world and maintaining optionality.  Planning is underway to meet with European authorities.

We have continued to build on our body of scientific evidence for ATH434 drug, with the presentation of pre-clinical evidence of ATH434 treatment for MSA at the International Congress of Parkinson’s Disease and Movement Disorders at Hong Kong in October 2018. The pre-clinical data demonstrated that ATH434 prevented α-synuclein aggregation, preserved neurons, decreased the number of glial cell inclusions and reduced motor impairment in an animal model of MSA. These findings are consistent with previous Parkinsonian disease animal models that have undergone ATH434 treatment.

In August 2020, we announced that new clinical and experimental pharmacology data has been selected for presentation at the 2020 International Congress of Parkinson’s Disease and Movement Disorders (MDS 2020) and the American Neurological Association’s 2020 Annual Meeting (ANA 2020). The new data were generated from an experiment testing ATH434 in an animal model of Multiple System Atrophy (MSA) in the laboratory of Dr. Nadia Stefanova, Professor of Translational Neurodegeneration Research at the Medical University of Innsbruck. It independently confirmed and extended previous findings demonstrating that ATH434 reduces α-synuclein pathology, preserves neurons, and improves motor performance. The new cardiac safety data to be presented are based on the evaluating electrical activity in the heart as measured by the QT interval. The data reinforces previous safety findings from the Phase 1 clinical study that ATH434 was generally well tolerated at all doses and had an adverse event profile comparable to placebo in adult and older adult volunteers. The data indicate that there is no evidence of cardiac liability at clinically tested doses.

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

Patent Portfolio

Since June 30, 2019 we have continued to advance our patent portfolio.

The Company’s previously reported March 2019 provisional patent application, that exemplifies in excess of 180 novel compounds matured on 13 March 2020 to a PCT application and also to a United States complete application. On 18 June 2020 Alterity Therapeutics filed another application for a patent that claims another 60 compounds novel compounds. Alterity Therapeutics is confident of securing both composition of matter and methods of treating diseases claims in both these patents.

In the past 12 months the Company has advanced those of its patent families that are pending registration, and continues to maintain those of its patent families that comprise mostly of granted patents, as described below.

Patent	Status	Invention

“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline metal protein attenuating compounds (MPAC) class and their utility in the treatment of neurological conditions.

“Neurologically-Active Compounds” Filed: October 3 , 2003	Patents in the USA, New Zealand, Canada, Japan, Mexico, India, Australia, China, South Korea, Japan, Israel, South Africa and Singapore have been Granted. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to alternative MPAC chemical structures and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, South Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ MPAC chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds.

“Method of treatment and prophylaxis and agents useful for same" Filed: April 13, 2007	Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand and the USA. A case has been Granted in Europe and has been validated in separate countries. An application is under examination in Brazil.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration.

“A method of prophylaxis or treatment and agents for same”. Filed: June 22, 2007	A patent has been Granted in the USA, China, Australia, Canada and Japan. A case has been Granted in Europe and has been validated in separate countries.	This invention is directed to novel MPAC compounds and compounds for treating certain brain cancers.

Patent	Status	Invention

“Quinazolinone compounds” Filed: 24 December 2008	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to novel MPAC compounds and to selected MPAC’s used in the treatment of Parkinson’s Disease. Particularly new 2,3 disubstituted F4 compounds.

“4H-Pyrido(1,2-a) Pyrimidin-4-one compounds” Filed: 2 December 2015	PCT National phase patent applications has been filed in Australia, Brazil, Canada, China, EA, EU, India, Japan, Malaysia, NZ, Korea and the USA. A case in the USA has proceed to Grant.	This invention is directed to novel MPAC compounds for the treatment of neurodegenerative diseases. Particularly new ‘F3’ compounds.

“Method of treating immunoglobulin light chain amyloidosis” Filed: 1 July 2016	A PCT patent application has entered National Phase and awaits examination.	This invention is directed to the treatment of light chain amyloidosis with a known compound.

“Compounds for Methods of Treating Diseases” Filed 13 March 2020	A PCT application has been filed.	This invention is directed to 180 novel compounds and for the treatment of neurodegenerative diseases.

“A method of the production of 2-substituted-3H-quinazolin-4-ones-I” Filed: 20 March 2020	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for making quinazolinone compounds.

“A method of the production of 2-substituted-3H-quinazolin-4-ones-II” Filed: 20 March 2020	An Australian provisional application has been refiled.	This invention is directed to synthetic routes for making quinazolinone compounds.

“Compounds for Methods of Treating Diseases” Filed 18 June 2020	An Australian provisional patent application has been filed.	This invention is also directed to 80 novel compounds and for the treatment of neurodegenerative diseases.

Competition

The pharmaceutical industry is extremely competitive. We believe that we will face competition in differing levels of intensity in all of the areas in which we are conducting research. ATH434, if approved for the treatment of MSA, may compete in a highly competitive market. Our competitors, which are located worldwide, are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial, research and screening capabilities, technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors may have more experience than we do in non-clinical and human clinical trials of new or improved drugs, as well as in obtaining FDA, EMA, TGA and other regulatory approvals. We cannot provide assurance that we can compete effectively with these other competitor companies.

There are currently no approved drugs for the treatment of Multiple system atrophy (MSA). If we are able to successfully develop ATH434 and gain approval for the treatment of MSA, we may compete with the following drug candidates which are in development:

●	BHV-3241 (Formerly AZD-3241). This product is being developed by Biohaven, who licensed it from AstraZeneca after a failed Phase 2 study in MSA. It is thought to act by inhibiting the enzyme myeloperoxidase. A Phase 3 study is ongoing.

●	Anle138b. This product is being developed by Modag, GmBH and is thought to act by dissolving aggregated forms of the alpha-synuclein protein. They have recently completed a Phase 1 study.

●	BIIB101. This product is being developed by Biogen and is thought to act by interfering with the synthesis of the alpha-synuclein protein. The product is administered by direct injection into cerebrospinal fluid. A phase 1 study recently started.

●	PD04. This product is being developed by Affiris. The product is a vaccine designed to elicit an immune response to alpha-synuclein and it is in the preclinical stage.

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

Our executive offices are located at Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia, where we occupy approximately 223 square meters. The lease for the facility, which originally expires on September 17, 2020, and now has been extended till December 17, 2020, with an annual rent of A$75,820. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, USA, where we occupy approximately 911 square feet. The lease for the facility, which expires on October 31, 2020, has an annual rent of U.S.$30,063. The Company also utilizes a facility at 30 Flemington Rd, Parkville, VIC 3010 where we occupy approximately 44 square meters. The lease for the facility which expires on 31 July 2021 has an annual rent of A$15,563.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have completed four Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. We have completed the “IMAGINE” Phase II biomarker imaging trial in Alzheimer’s disease and a fifty-two week open label IMAGINE Extension study and the “Reach2HD” Phase IIa trial in Huntington disease. In 2019 completed a Phase I clinical trial of ATH434 (formerly PBT434) in healthy volunteers. For details regarding clinical trials for our lead compounds, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Product Candidates.”

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

Going concern basis. We are a development stage medical biotechnology company and as such expects to be utilizing cash until our research activities have become marketable. We have incurred recurring losses since inception including a loss of $13,456,800 in the year ended June 30, 2020 (2019: $12,337,830) and an operating cash outflow of $9,431,122 in fiscal 2020 (2019: $13,954,818). We expect to continue incurring losses for the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs, and as a result, there is substantial doubt about our ability to continue as a going concern. The consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of our assets and the satisfaction of our liabilities in the normal course of business.

Our continuing viability is subject to our ability to raise additional capital to finance the continuation of our planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing our initiatives. We intend to raise new equity funding within the next six months to enable progression of our planned research and development programs, however there is uncertainty associated with our ability to successfully raise such funds in the time and amounts needed to meet our requirements.

The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to obtain the required funding to operate and to develop and commercialize our product candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, which would adversely affect our business prospects.

Management and the directors believe that we will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis, notwithstanding that there is a material uncertainty that may cast significant doubt on our ability to continue as a going concern and that the we may be unable to realize our assets and discharge our liabilities in the normal course of business.

References to matters that may cast significant doubt about our ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (“PCAOB”) standards.

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

Share-based payments. Equity-settled share-based payments are measured at fair value at the date of grant. Fair value is measured by use of the Black-Scholes model (for options without market conditions) or the Barrier Pricing model (for options with market conditions). The expected life used in the model has been adjusted, based on management’s best estimate, for the effects of non-transferability, exercise restrictions, and behavioural considerations. The date used to value share-based payments for non-employees may be different to the grant date used to value employee share-based payments where service conditions apply. The fair value of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period for each tranche of equity, based on our estimate of equity that will eventually vest.

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

COVID-19

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread globally.

The jurisdictions in which we conduct our business have imposed mandates and regulations or suggested measures to counter the spread of the COVID-19 virus and control the level of the pandemic within its population and the economic activities of their respective economies. These collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and the population and economic response to the virus and the many different measures prompted by the pandemic. We have been affected in a number of ways, such as the way in which we operate our headquarters operations, our interaction with our scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities.

In addition to the government mandates for controlling the many different health and economic effects of the COVID-19 virus and pandemic, individual institutions with which we work, such as hospitals, laboratories and educational institutions have taken actions that will disrupt the progress of our business plans for the Company and our individual subsidiaries. Most educational institutions and many laboratories curtailed or limited access to their facilities in the first half of the 2020 year and are still working out how they will operate going forward; we are expecting that going forward there will be strict limitations on access to these institutions and facilities for our researchers and research partners. Overall, changes in the way our development activities can be conducted will result in delays in our conducting research activities, carrying out clinical trials and making regulatory submissions. The financial effect will be that our development expenses will increase and we will have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to the Company.

Results of Operations

Year ended June 30, 2020 compared to year ended June 30, 2019

Interest income

Interest income decreased to A$17,117 for the year ended June 30, 2020 from A$108,538 for the year ended June 30, 2019, a decrease of A$91,421, or 84.2%. The decrease in interest income is primarily attributable to the lower interest rates, lower Australian dollar cash balances and lower utilization of longer-term interest-bearing deposits during the current fiscal year.

Other Income

We had other income of A$4,951,167 for the year ending 30 June 2019 relating to eligible research and development activities on which we are entitled to a 43.5% refundable offset under an Australian tax incentive that was introduced on July1, 2011. The receivable as at 30 June 2019 was subsequently received as cash in the current period. As per the prior period, and under the same sets of facts, we have applied to the Australian Taxation Office (ATO) for a determination regarding our eligibility to receive the R&D Tax Incentive as a refundable cash offset. While a formal determination has not yet been made with respect to our application, we have been advised by the ATO that it is their preliminary view that we may not receive the tax incentive as a refundable cash offset under the applicable regulations. We are considering our options, including appealing an unfavorable decision if received. Nevertheless we have not recognized a receivable and other income of $3,363,433 relating to eligible expenditure for the year ended June 30, 2020.

We had other income of A$122,729 for the year ended June 30, 2020 relating to government assistance received during the year, from the Australian Governments (at both federal and state level), in response to the economic and financial challenges in the current economy due to the COVID-19 pandemic.

Research and development expenses

Our research and development expenses decreased to A$10,098,439 for the year ended June 30, 2020 from A$12,983,185 for the year ended June 30, 2019, a decrease of A$2,884,746, or 22.2%. The decrease is attributable to the decrease in activity in relation to the conduct of our Phase 1 study of our lead product candidate ATH434 which concluded in fiscal year 2019.

General and administrative expenses

General and administrative expenses decreased to A$3,446,139 for the year ended June 30, 2020 from A$4,308,352 for the year ended June 30, 2019, a decrease of A$862,213, or 20%. The decrease is attributable to reduced travel, office operating and business development costs, which were attributable in part to the restrictions imposed as a result of the spread of COVID-19.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, increased to A$352,922 for the year ended June 30, 2020 from A$322,097 for the year ended June 30, 2019, an increase of A$30,825, or 9.6%.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$333,055 for the year ended June 30, 2020 compared to a foreign exchange gain of A$349,064 for the year ended June 30, 2019. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2020 and 2019 fiscal years, the Australian dollar depreciated against the U.S. dollar and Euro, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars and Euro. In the 2020 fiscal year, we incurred a foreign exchange gain of A$262,977 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$70,078 attributable to foreign currency transactions. In the 2019 fiscal year, we incurred a foreign exchange gain of A$403,879 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange loss of A$54,815 attributable to foreign currency transactions.

For a comparison of our results of operations between year ended June 30, 2019 and year ended June 2018, see Item 5.A. “ Results of Operations” of our annual report on Form 20-F as filed on August 30, 2019.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

We have adopted IFRS 16 using the modified retrospective approach with an effective date of 1 July 2019, but has not restated comparatives, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on 1 July 2019.

On adoption of IFRS 16, we recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.20%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of June 30, 2020. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

In applying IFRS 16 for the first time, we have used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	reliance on previous assessments on whether leases are onerous

●	the accounting for operating leases with a remaining lease term of less than 12 months as of July 1, 2019 as short-term leases, and

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

We have also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date we relied on our assessment made applying IAS 17 and Interpretation 4 Determining whether an arrangement contains a Lease.

On impact of adoption, the right-of-use assets of A$88,477 are classified under right-of-use assets in the consolidated statement of financial position. The corresponding current lease liability of A$77,665 and the non-current lease liability of A$17,073.

B.	Liquidity and Capital Resources

We are a development stage company, have had no sales income to date and as of June 30, 2020, our accumulated deficit totaled A$154,419,061. We had A$ 9,196,892 of cash and cash equivalents as of June 30, 2020, compared to A$ 14,399,904 as of June 30, 2019. From inception until our initial public offering in March 2000 we financed our operations primarily through borrowings from two of our then directors, which were repaid from the proceeds of such offering. Since our initial public offering, we have financed our operations primarily through sales of equity securities, proceeds from the exercise of options, government grants, licensing and research collaborations and interest earned on investments. During the period from 2001 to 2006, we were awarded government grants in the aggregate amount of A$3.3 million.

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

On February 21, 2011, the ADDF awarded us a grant of U.S.$700,000, to be provided in two equal instalments over two years. The purpose of the grant was to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease The ADDF is based in New York and functions on a venture philanthropy model. We issued a convertible promissory note to the ADDF in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17 (equivalent to U.S.$0.169), being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF. We also agreed to issue an additional five-year warrant to purchase U.S. $105,000 of our ordinary shares at a price per share equal to the closing price of our ordinary shares on the ASX on the date the second instalment of U.S.$350,000 was paid. The note was repaid in full.

In March 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million. Under the terms of the offering, we sold an aggregate of approximately 27.2 million ordinary shares (equivalent to 453,333ADSs) at a price of A$0.225 per share (A$13.5 per ADS on a post reverse ratio basis). We also granted to the investors options to purchase up to an aggregate of approximately 6.8 million ordinary shares (equivalent to 113,333 ADSs) at an exercise price of A$0.225 per share (A$13.2 per ADS on a post reverse ratio basis) that expired .

In June 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million (U.S.$1.4 million). We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that expired on March 24, 2015.

In July 2011, we entered into an At-The-Market Issuance Sales Agreement with McNicoll, Lewis & Vlak LLC, now known as MLV & Co. LLC, We issued 2,785,221 million ADSs on a post reverse ratio basis under the At-The-Market Issuance Sales Agreement for gross proceeds of A$39.4 million. On November 26, 2014 we entered into Amendment No.2 to our At-The-Market Issuance Sales Agreement to continue the at-the-market equity program. We sold 749,242 of our ADSs on a post reverse ratio basis for aggregate gross proceeds of approximately A$7.11 million (U.S.$5.54 million) through this facility.

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

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and Jones Trading Institutional Services LLC, which was amended on November 8, 2017. We have raised US$ 5,124,764 under this program.

On December 28, 2018, we entered into a securities purchase agreement with Life Biosciences whereby Life Biosciences agreed to invest US$7.5 million in our company. Following shareholder approval, this investment was completed on April 8, 2019 with the issuance of 269,905,533 ordinary shares at an issue price of A$0.039 per share and 539,811,066 warrants each with an exercise price of A$0.045 per share and expiring on December 19, 2019. These warrants expired, unexercised.

As of June 30, 2020, we had a total of 21.55 million unlisted, unexercised options outstanding. The options have exercise prices ranging from A$0.07 to A$0.11. If all unlisted options were exercised, we would receive consideration of A$2.07 million in total.

From inception to June 30, 2020, our capital expenditures have totaled A$744,388, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research facility at the University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 20 years, with a net balance as of June 30, 2020 of A$ 39,503. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

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

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax incentive. As per the prior period, and under the same sets of facts, we have applied to the Australian Taxation Office (ATO) for a determination regarding our eligibility to receive the R&D Tax Incentive as a refundable cash offset. While a formal determination has not yet been made with respect to our application, we have been advised by the ATO that it is their preliminary view that we may not receive the tax incentive as a refundable cash offset under the applicable regulations. We are considering our options, including appealing an unfavorable decision if received, nevertheless we have not recognized a receivable and other income of $3,363,433 relating to eligible expenditure for the year ended June 30, 2020.

We have incurred recurring losses since inception, including an operating loss of A$13.5 million and A$12.3 million for the years ended June 30, 2020 and 2019, respectively, and an operating cash outflow of A$9.4 million and A$14.0 million, respectively. We expect to continue incurring losses for the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs. We believe that our cash and cash equivalents on hand as of June 30, 2020 of A$ 9,196,892 is sufficient to meet our forecast cash outflows for, at least six months from the date of this report, and as a result, there is substantial doubt about our ability to continue as a going concern.  The consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of our assets and the satisfaction of our liabilities in the normal course of business.

Our continuing viability is subject to our ability to raise additional capital to finance the continuation of our planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing our initiatives. We intend to raise new equity funding within the next six months to enable progression of our planned research and development programs, however there is uncertainty associated with our ability to successfully raise such funds in the time and amounts needed to meet our requirements.

The inability to obtain funding, as and when needed, would have a negative impact on our financial condition and ability to pursue our business strategies. If we are unable to raise the required funding to operate and develop and commercialize our produce candidates, we could be forced to delay, reduce or eliminate some or all of our research and development programs, which would adversely affect our business prospects.

Management and the directors believe that the Group will be successful in the above matters and, accordingly, have prepared the financial report on a going concern basis, notwithstanding that there is a material uncertainty that may cast significant doubt on our ability to continue as a going concern and that the Group may be unable to realize our assets and discharge our liabilities in the normal course of business.

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (“PCAOB”) standards.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2020	2019	2018
	(A$)
Net cash (used) in operating activities	(9,431,122)	(13,954,818)	(6,245,188)
Net cash used in investing activities	(16,744)	(7,022)	(18,417)
Net cash generated from(used) in financing activities	3,981,877	12,722,309	(107,678)
Net (decrease) in cash and cash equivalents	(5,465,989)	(1,239,531)	(6,371,284)
Cash and cash equivalents at beginning of period	14,399,904	15,235,556	21,884,957
Exchange rate adjustments on cash held in foreign currencies	262,977	403,879	(278,118)
Cash and cash equivalents at end of period	9,196,892	14,399,904	15,235,556

Net cash used in operating activities was A$9,431,122, A$13,954,818 and A$6,245,188 during the years ended June 30, 2020, 2019 and 2018, respectively. Our payments to suppliers and employees during the years ended June 30, 2020, 2019 and 2018 were A$14,363,974, A$17,325,579 and A$9,466,459, respectively. Our operating activity receipts for the years ended June 30, 2020, 2019 and 2018 of A$ 4,824,880, A$3,251,672, and A$3,022,673 consisted of R&D tax incentive refunds and interest. The A$2,961,605 decrease in payments to suppliers and employees for the year ended June 30, 2020 when compared to the year ended June 30, 2019 reflects the decrease in activity since the end of the fiscal year 2019 due to the conclusion of the Phase 1 study of ATH434 during the prior period. The A$7,859,120 increase in payments to suppliers and employees for the year ended June 30, 2019 when compared to the year ended June 30, 2018 reflects the increase in activity at the end of the fiscal year due to the conduct of the Phase 1 study of ATH434 and other research and development activity during the period. During the years ended June 30, 2020, 2019 and 2018, our payments to suppliers and employees was offset by interest received of A$19,162, A$119,089 and A$198,598, respectively.

Net cash used in investing activities was A$16,744, A$7,022 and A$18,417 during the years ended June 30, 2020, 2019 and 2018, respectively. Cash flows used for investing activities was primarily attributable to payments for the purchase of a property and equipment for the years ended June 30, 2020, 2019 and 2018.

Net cash generated from(used) in financing activities was A$3,981,877, A$12,722,309 and (A$107,679) for the years ended June 30, 2020, 2019 and 2018. Cash generated from financing activities in the year ended June 30, 2020 and 2019 mainly related to gross proceeds from the issuance of shares amounting to A$4,363,886 and A$13,084,629 respectively. Cash used in financing activities for the year ended June 30, 2018 related to costs of raising capital (A$107,679).

Unrealized foreign exchange gains of A$ 262,977 and A$403,879 respectively were incurred for the years ended June 30, 2020 and 2019 and foreign exchange loss of A$278,118 for the year ended June 30, 2018. In 2020, the Australian dollar depreciated against the U.S. dollar by 1.66%. In 2019, the Australian dollar depreciated against the U.S. dollar by 5.16%. In 2018, the Australian dollar depreciated against the U.S. dollar by 3.61%.

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

We have not commercialized any products to date. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercializing our product candidates, including ATH434, PBT2 and new candidate products.

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

f.	Tabular Disclosure of Contractual Obligations

The following table summarizes our minimum contractual obligations as of June 30, 2020. The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2020, we had research and development termination commitments approximating A$2.0 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures as discussed in Item 5.B. Liquidity and Capital Resources.

	Payments due by period (A$)
Contractual Obligations	Total	less than 1 year	1-3 years	3-5 Years	more than 5 years
Operating lease obligations	68,821	67,953	868	-	-
Total	68,821	67,953	868	-	-

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	65	Chairman of the Board of Directors and Chief Executive Officer
Kathryn J.E. Andrews	53	Chief Financial Officer
David A. Stamler	59	Chief Medical Officer and Senior Vice President Clinical Development
Lawrence B. Gozlan	41	Director
Peter A. Marks(1) (2)	64	Director
Brian D. Meltzer(1)(2)	66	Director
David A. Sinclair	51	Director
Tristan Edwards	45	Director

(1)	Member of the Audit Committee
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

Mr. Lawrence Gozlan has served as a director of our company since August 2011. Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd, and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is currently a Director of Opthea Limited, an ASX listed drug development company and a number of private biotechnology companies in the USA. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

Mr. Peter Marks has served as a director of our company since July 2005. During the period November 21, 2006 to October 20, 2011, Mr. Marks has also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that was focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment banking and corporate advisory firm. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently a Consultant at Henslow Pty Ltd (formerly Halcyon Corporate Pty Ltd), a corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks was until 31 March, 2020 a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed municipal & industrial waste water technology business. Mr. Marks is also a non-executive director of Terragenic International Ltd, (renamed Electriq~Global Ltd) an unlisted public company developing a novel hydrogen fuel system. He also currently serves as Director of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies and a Director of Noxopharm subsidiary, Nyrada Inc, which is developing several pre-clinical non-oncology projects, and which was listed on ASX in January 2020. From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

Mr. Brian Derek Meltzer has served as a director of our company since December 1999. Subsequent to several years as Chief Economist of ICI Australia (now Orica), Mr Meltzer spent 25 years in investment banking. His breadth of expertise includes major property transactions, corporate advisory, corporate finance, management buyouts, venture capital and large-scale syndications. He has held a number of Board and Board Advisory roles for private companies in the human resources, health, aged care, software, entertainment and finance sectors, including Director of a federal government licensed Innovation Investment Fund. Mr Meltzer is also a Director of the Australia-Israel Chamber of Commerce, Chairman of Independence Australia and Chairman of a privately owned corporate health and wellness business.

Mr. Tristan Edwards was appointed as a director on April 8, 2019. Mr Edwards is the co-founder and President of Life Biosciences LLC. Tristan has extensive global financial capital markets, regulatory compliance, and fiduciary oversight experience, following a 16-year investment career spanning leading financial organizations across Australia, London, HK and Singapore. His professional background has been in senior investment roles at leading financial groups such as Goldman Sachs, Brevan Howard, Trafalgar Capital and Mosaic Asset Management. He started his career as an analyst with the Australian Commonwealth Department of Finance. Tristan has a degree in Commerce from the University of Tasmania, and held the CFA, CMT and CPA designations.

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

The following table sets forth all compensation we paid for the year ended June 30, 2020 with respect to each of our executive officers and directors during the 2020 fiscal year.

	Salaries, fees, commissions, bonuses and other	Pension, retirement and other similar benefits
	A$	A$
Geoffrey P. Kempler (1)	412,544	33,465
Kathryn Andrews (1)	228,788	29,069
David A. Stamler (1)	625,470	-
Peter A. Marks	60,000	-
Brian D. Meltzer	73,059	6,941
Lawrence B. Gozlan	60,000	-
David A. Sinclair	45,000	-
Tristan Edwards	45,000	-
All executive officers and directors as a group (8 persons)	1,549,861	69,475

(1)	Base Fee includes movements in annual leave provision for Mr. Kempler, Mr. Stamler and Ms. Andrews accrued in accordance with their employment contracts.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

As of June 30, 2020, our directors and executive officers as a group, then consisting of eight persons, held options to purchase 13,250,000 of our ordinary shares. Of such options, (i) options to purchase 4,500,000 ordinary shares exercisable for A$0.07 consideration on or before June 6, 2022; and (ii) options to purchase 8,750,000 ordinary shares exercisable for A$0.11 consideration on or before December 14, 2022. All such options were granted under our 2004 Employees’, Directors’ and Consultants’ Share and Option Plan. See Item 6.E. “Directors, Senior Management and Employees - Share Ownership – Stock Option Plans.”

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

Agreement with Chief Financial Officer. On November 11, 2014, we entered into an agreement with Ms. Kathryn Andrews in connection with her employment as our Chief Financial Officer. In the event of termination of Ms. Andrews’s employment:

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

Agreement with Chief Medical Officer and Senior Vice President, Clinical Development. On April 18, 2017, we entered into an agreement with Dr. David Stamler in connection with his employment as our Chief Medical Officer and Senior Vice President, Clinical Development. In the event of termination of Dr. Stamler’s employment:

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

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Kempler is our Managing Director. Messrs. Lawrence Gozlan and Peter Marks must retire and may stand for re-election at our 2020 annual general meeting of shareholders.

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

Our Audit Committee currently consists of two board members, each of whom satisfies the “independence” requirements of the Securities and Exchange Commission and the NASDAQ Market Rules. Our Audit Committee is currently composed of Messrs. Marks and Meltzer. Our Board of Directors has determined that Mr. Meltzer meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

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

As of June 30, 2020, we had 12 employees. Of such employees, eight persons are employed in research and development and four persons in management and administration. Eight employees are located in Australia and four employees are located in the United States.

As of June 30, 2019, we had 14 employees. Of such employees, nine persons are employed in research and development and five persons in management and administration. Ten employees are located in Australia and four employees are located in the United States.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 7, 2020 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	23,011,000	2.08%
Kathryn J.E. Andrews (4)	500,000	*
David A. Stamler (5)	4,000,000	*
Lawrence B. Gozlan (6)	1,250,000	*
Peter A. Marks (7)	1,293,111	*
Brian D. Meltzer (8)	1,576,666	*
David A. Sinclair (9)	-	*
Tristan Edwards (9)	-	*
All directors and executive officers as a group (8 persons)	31,630,777	2.86%

*	Less than 1%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 1,106,554,032 consisting of 1,085,004,032 ordinary shares and 21,550,000 unlisted options, issued and outstanding as of August 17, 2020.

3.	Includes options to purchase 5,000,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 156,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest, 600,000 ordinary shares are held of record by Sandhurst Trustees Ltd. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd., NRB Developments Pty Ltd. and Sandhurst Trustees Ltd.

4.	Includes options to purchase 500,000 ordinary shares that are exercisable for A$0.07 consideration on or before 6 June 2022.

5.	Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.07 consideration on or before June 6, 2022.

6.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022.

7.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks.

8.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. The 326,666 outstanding ordinary shares are held of record by Navigator Australia Ltd., a superannuation fund of Mr. Meltzer.

9.	Mr. Edwards is President and Mr. Sinclair is Chairman of Life Biosciences LLC, the beneficial owner of 269,905,533 ordinary shares, representing approximately 24.88% of our outstanding ordinary shares.

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

A summary of the status of the Stock Option Plans as of June 30, 2020, 2019 and 2018, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2020		2019		2018
	Number	Weighted average exercise price	Number	Weighted average exercise price	Number	Weighted average exercise price
		(A$)		(A$)		(A$)
Options outstanding at the beginning of the year	25,300,000	$0.12	25,216,490	$0.19	26,826,063	$0.29
Granted	-	-	2,450,000	$0.10	12,100,000	$0.11
Exercised
Expired/forfeited	(3,750,000)	$0.25	(2,366,490)	$0.87	(11,349,573)	$0.31
Lapsed	-	-	-	-	(2,360,000)	$0.31
Options outstanding at the end of the year	21,550,000	$0.10	25,300,000	$0.12	25,216,490	$0.19
Options exercisable at the end of the year	21,550,000	$0.10	25,300,000	$0.12	25,216,490	$0.19

Options that may be granted as of the end of the year	21,550,000	$0.10	25,300,000	$0.12	25,216,490	$0.19

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Pursuant to a securities purchase agreement dated December 28, 2018, Life Biosciences acquired on April 8, 2019, 269,905,533 ordinary shares and warrants to purchase up to 539,811,066 ordinary shares upon the closing of the private placement of our securities. The warrants expired, unexercised on December 19, 2019.

Life Biosciences is currently the beneficial owner of 269,905,533 ordinary shares, representing approximately 24.88% of the ordinary shares outstanding on September 7, 2020. Life Biosciences’ principal address is 75 Park Plaza, Level Three, Boston, MA 02116.

There are no other shareholders as of September 7, 2020, known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders during the year.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of September 7, 2020, there were 5,054 holders of record of our ordinary shares, of which 22 record holders, holding approximately 74.24% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 48.28% of our ordinary shares as of such date.

As of August 27, 2019, there were 2,961 holders of record of our ordinary shares, of which 22 record holders, holding approximately 79.99% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 47.58% of our ordinary shares as of such date.

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

There have been no significant changes in the operation or financial condition of our company since June 30, 2020.

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

Please refer to Exhibit 2.3 for Items 10.B.3, B.4, B.6, B.7, B.8, B.9 and B.10.

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

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and Jones Trading Institutional Services LLC (collectively, the “Agents”) under which we could sell up to an aggregate of $US44,460,787 of ordinary shares represented by ADSs. We agreed to pay the Agents commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the sales agreement. The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or the agent. We and the agent may terminate the sales agreement at any time in our sole discretion upon five days prior notice. The agent may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market.

On November 8, 2017, we entered into Amendment No. 1 to our At-The-Market Issuance Sales Agreement dated October 13, 2016, to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. As of June 30, 2020, we issued a total amount of 3.5 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$6.01 million (U.S.$4.05 million).

On December 28, 2018 we entered into a securities purchase agreement with Life Biosciences whereby Life Biosciences agreed to invest an initial US$7.5 million in our company. Following shareholder approval, this investment was completed on April 8, 2019 with the issue of 269,905,533 fully paid ordinary shares at an issue price of A$0.039 per share and 539,811,066 warrants, each with an exercise price of A$0.045 per share and expiring on December 19, 2019. These warrants expired, unexercised. Pursuant to our agreement with Life Biosciences we agreed to register for resale the ordinary shares issued to them and such ordinary issued upon exercise of the warrants. We agreed to keep the registration statement effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

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

Foreign residents will still have access to a discount on discount capital gains accrued prior to 8 May 2013 provided they choose to obtain a market valuation for their assets as of that date.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2020 for some U.S Holders of our ADSs and may continue to be a PFIC for each of the subsequent fiscal years.

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

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$5,403,832, A$9,727,401 and A$6,310,430 cash held in U.S. dollars, GBP and Euro as of June 30, 2020, 2019 and 2018, respectively. A hypothetical 20% and 10% and adverse movement in end-of-period exchange rates for U.S. dollars and GBP, respectively, would reduce the cash balance at the end of each year by approximately A$1,087,605 and A$43 respectively.

We conduct our activities in mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2020, the Australian dollar depreciated against the U.S. dollar by 1.66%. In the financial years 2019 and 2018, the Australian dollar depreciated by 5.27% and 3.61% against the U.S. dollar, respectively. A hypothetical 20% adverse movement in the U.S. dollar, 10% adverse movement in the GBP and 5% adverse movement in the Euro exchange rates would increase the cost of our foreign currency payables by approximately A$114,349.

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2020, we paid BNYM a total of U.S.$ 23,040 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2019, we paid BNYM a total of U.S.$ 33,676 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15.	Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2020, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2020. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2020, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

During the year ended June 30, 2020, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended June 30,
Services Rendered	2020	2019
Audit (1)	A$252,900	A$300,422

Total	A$252,900	A$300,422

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2020.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country (Australian) corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any NASDAQ rule must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have submitted a notice to NASDAQ informing them of that we elect to follow home country practice instead of the following NASDAQ rules:

●	the Rule related to Audit Committee Composition rule 5605(c)(2)(A)): we may have an audit committee composed of two members instead of “at least three members”. We may not follow NASDAQ rules regarding independence of such members (as long as comply Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, subject to the exemptions provided in rule 10A-3(c)), and we may not have a financially sophisticated member as defined.

●	the Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1))

●	the Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 56505(b)(2)

●	the Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)

●	the Rule regarding independent director oversight of executive officer compensation (Rule 5605(d)

●	the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c), an issuance that will result in a change of control of the company (Rule 5635(b), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d) and certain acquisitions of the stock or assets of another company (Rule 5635(a)).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 17.	FINANCIAL STATEMENTS

Our company has elected to furnish financial statements and related information specified in Item 18.

ITEM 18.	FINANCIAL STATEMENTS

ITEM 19.	EXHIBITS

Index to Exhibits.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

2.2	Certificate of Registration on Change of Name.	F-3	4.2	5/13/19

2.3*	Rights Attached to Ordinary Shares.

4.1	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation.	20-F		5/29/02

4.2	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties.	20-F		5/29/02

4.3	Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now The CFO solution).	20-F		5/29/02

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004.	20-F	4.6	6/30/04

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date

4.5	Settlement Agreement dated July 28, 2004, among the Registrant, P.N. Gerolymatos S.A, or PNG, Mr. Gerolymatos, GHC, Professor Ashley Bush, Dr. Rudolph Tanzi and Dr. Robert Cherny and the ancillary agreements of even date therewith exhibited thereto, including the Patent Assignment and Settlement Agreement among the Registrant and PNG, Patent Rights Security Agreement among the Registrant and PNG and the Derivatives Agreement among the Registrant and PNG.	20-F	4.21	6/30/04

4.6	Prana Biotechnology Limited, 2018 American Depository Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

4.8	Sixth Research Funding and Intellectual Property Assignment Agreement dated November 7, 2014.

4.9	Employment Agreement dated September 21, 2007, among the Registrant and Mr. Kempler.	20-F	4.19	6/30/07

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

*	Filed herewith.

ALTERITY THERAPEUTICS LIMITED (FORMERLY PRANA BIOTECHNOLOGY LIMITED)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alterity Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alterity Therapeutics Limited and its subsidiaries (the “Company”) as of June 30, 2020 and 2019, and the related consolidated statements of profit or loss and other comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years in the period ended June 30, 2020, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses and operating cash outflows and will need to raise additional capital to continue the development of its research and development programs, which raises substantial doubt about its ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

September 15, 2020

We have served as the Company's auditor since 2006.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30,
	Notes	2020	2019
Assets
Current Assets
Cash and cash equivalents		9,196,892	14,399,904
Trade and other receivables	5	61,321	4,829,497
Other current assets	6	578,136	631,769

Total Current Assets		9,836,349	19,861,170

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$355,955 and A$329,824 respectively		39,503	48,748
Right-of-use assets net of accumulated depreciation of A$215,875	13	31,866	-

Total Non-Current Assets		71,369	48,748

Total Assets		9,907,718	19,909,918

Liabilities
Current Liabilities
Trade and other payables	7	2,069,604	2,718,174
Provisions	8	612,039	601,995
Lease liabilities	13	32,879	-

Total Current Liabilities		2,714,522	3,320,169

Non-Current Liabilities
Provisions	8	41,514	34,976
Lease liabilities	13	868	-

Total Non-Current Liabilities		42,382	34,976

Total Liabilities		2,756,904	3,355,145

Net Assets		7,150,814	16,554,773

Equity
Issued capital 2020: 1,037,358,032 fully paid ordinary shares Nil options over fully paid ordinary shares 2019: 860,837,432 fully paid ordinary shares Nil options over fully paid ordinary shares	10	160,703,754	156,632,636
Reserves	11	866,121	1,158,975
Accumulated deficit during the development stage	12	(154,419,061)	(141,236,838)

Total Equity		7,150,814	16,554,773

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in Australian dollars, except number of shares and per share amounts)

		Years ended June 30,
	Notes	2020	2019	2018

Interest income	2	17,117	108,538	201,174
Other income	2	122,729	4,951,167	3,125,775
Intellectual property expenses		(352,922)	(322,097)	(224,580)
General and administration expenses	3	(3,446,139)	(4,308,352)	(4,341,058)
Research and development expenses	3	(10,098,439)	(12,983,185)	(6,698,016)
Other operating expenses		(44,217)	(132,965)	(58,172)
Other gains and losses	3	333,055	349,064	(270,860)
Forfeited options from reserves		12,016	-	-

Loss before income tax expense		(13,456,800)	(12,337,830)	(8,265,737)

Income tax expense	4	-	-	-

Loss for the year		(13,456,800)	(12,337,830)	(8,265,737)

Other comprehensive loss				-

Total comprehensive loss for the year		(13,456,800)	(12,337,830)	(8,265,737)

Loss per share (basic and diluted - cents per share)	17	(1.50)	(2.00)	(1.55)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		894,872,224	615,772,236	533,891,470

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2020	2019	2018

Cash Flows from Operating Activities
Payments to suppliers and employees		(14,363,974)	(17,325,579)	(9,466,459)
Interest received		19,162	119,089	198,598
R&D tax refund		4,824,880	3,251,672	3,022,673
Interest paid		(3,878)	-	-
COVID-19 government relief		92,688	-	-

Net cash flows used in operating activities	14(a)	(9,431,122)	(13,954,818)	(6,245,188)

Cash Flows from Investing Activities
Payment for payroll and rental security deposits		-	-	43,988
Payments for purchase of plant and equipment		(16,744)	(7,022)	(62,405)

Net cash flows used in investing activities		(16,744)	(7,022)	(18,417)

Cash Flows from Financing Activities
Proceeds from issue of securities and other equity securities		4,363,886	13,084,629	-
Payment of share issue costs		(292,768)	(362,320)	(107,678)
Principle elements of lease payments		(89,241)	-	-

Net cash flows generated from/(used in) financing activities		3,981,877	12,722,309	(107,678)

Net (decrease) in cash and cash equivalents		(5,465,989)	(1,239,531)	(6,371,283)

Opening cash and cash equivalents brought forward		14,399,904	15,235,556	21,884,957
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		262,977	403,879	(278,118)

Closing cash and cash equivalents carried forward	14(b)	9,196,892	14,399,904	15,235,556

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2017		533,891,470	144,018,006	2,320,480	(122,648,452)	23,690,034
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	-	-	-	-	-
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	764,538	-	764,538
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(107,678)	-	-	(107,678)
Expired options		-		(1,331,064)	1,331,064	-
		-	(107,678)	(566,526)	1,331,064	656,860
Net loss		-	-	-	(8,265,737)	(8,265,737)
Total comprehensive loss for the year		-	-	-	(8,265,737)	(8,265,737)
Balance, June 30, 2018		533,891,470	143,910,328	1,753,954	(129,583,125)	16,081,157
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	326,945,962	13,084,629	-	-	13,084,629
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	89,138	-	89,138
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(362,321)	-	-	(362,321)
Expired options		-	-	(684,117)	684,117	-
		326,945,962	12,722,308	(594,979)	684,117	12,811,446
Net loss		-	-	-	(12,337,830)	(12,337,830)
Total comprehensive loss for the year		-	-	-	(12,337,830)	(12,337,830)
Balance, June 30, 2019		860,837,432	156,632,636	1,158,975	(141,236,838)	16,554,773
Initial adoption of IFRS 16					(6,261)	(6,261)
Restated total equity at 1 July 2019		860,837,432	156,632,636	1,158,975	(141,243,099)	16,548,512
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	176,520,600	4,363,886	-	-	4,363,886
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-		-	-
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(292,768)	-	-	(292,768)
Expired options		-		(280,838)	280,838	-
Forfeited options reversed to profit or loss				(12,016)		(12,016)
		176,520,600	4,071,118	(292,854)	280,838	4,059,102
Net loss		-	-	-	(13,456,800)	(13,456,800)
Total comprehensive loss for the year		-	-	-	(13,456,800)	(13,456,800)
Balance, June 30, 2020		1,037,358,032	160,703,754	866,121	(154,419,061)	7,150,814

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Alterity Therapeutics Limited and its controlled subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited (referred to collectively as “Alterity” or the “Company”), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain focusing on Alzheimer’s disease, Huntington disease, Parkinson’s disease and other neurological disorders. Alterity Therapeutics Limited, the parent entity, was incorporated on November 11, 1997 in Melbourne, Australia and the UK and U.S. subsidiaries were incorporated in August 2004.

Financial Reporting Framework

The financial report of Alterity Therapeutics Limited for the year ended June 30, 2020 was authorized for issue on September 15, 2020.

Alterity Therapeutics Limited is a for-profit entity for the purpose of preparing the financial statements.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2020 and the comparative information presented in these financial statements for the years ended June 30, 2019 and 2018.

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

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% for FY2020 (43.5% for FY2019 & 43.5% for FY2018) refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. As per the prior period, and under the same sets of facts, the Group have applied to the Australian Taxation Office (ATO) for a determination regarding its eligibility to receive the R&D Tax Incentive as a refundable cash offset. While a formal determination has not yet been made with respect to the application, the Group has been advised by the ATO that it is their preliminary view that the Group may not receive the tax incentive as a refundable cash offset under the applicable regulations. The Group is considering its options, including appealing an unfavorable decision if received, nevertheless the Group has not recognized a receivable and other income of $3,363,433 relating to eligible expenditure for the year ended June 30, 2020.

On December 5, 2019, the Treasury Laws Amendment (R&D Tax Incentive Bill 2019) was introduced into Parliament. The draft bill contains proposed amendments to the R&D tax incentive regulations. Under the proposed amendments, the refundable tax offset rate for companies with an aggregated turnover of less than $20 million would become 41% and the maximum refund would be capped at $4m (exclusive of expenditure incurred relating to clinical trial activities). As of June 30, 2020, the bill remains under review by the Senate Committee.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management does not consider the rate reduction or the refund cap to be substantially enacted as of June 30, 2020 due to the continued legislative debate in Parliament.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. The Group has incurred recurring losses since inception including a loss of $13,456,800 (2019: $12,337,830) and an operating cash outflow of $9,431,122 (2019: $13,954,818). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs, and as a result, there is substantial doubt about the entity’s ability to continue as a going concern for one year from the date of the issuance of its consolidated financial statements for the year ended June 30, 2020. The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of its liabilities in the normal course of business.

The continuing viability of the Group is dependent on its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The directors intend to raise new equity funding within the next six months to enable progression of the Group’s planned research and development programs, however there is uncertainty associated with our ability to execute raisings at the time and amount needed to meet the Group’s requirements.

The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to run its operations and to develop and commercialize its product candidates, the Group could be forced to delay, reduce or eliminate some or all of its research and development programs, which could adversely affect its business prospects.

Management and the directors believe the Group will be successful in the above matters and accordingly have prepared the financial report on a going concern basis, notwithstanding there is a material uncertainty that may cast significant doubt on our ability to continue as a going concern and that the Group may be unable to realize its assets and liabilities in the normal course of business.

References to matters that may cast significant doubt about the Group’s ability to continue as a going concern also raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (“PCAOB”) standards.

Use of Estimates

The preparation of these consolidated financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. On an ongoing basis, the Group evaluates its significant accounting policies and estimates. Estimates are based on historical experience and on various market-specific and other relevant assumptions that the Group believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. The Group’s future assessments of the impact of COVID-19 could result in material impacts to the Group’s consolidated financial statements in future periods.

However, COVID-19 has had limited effect thus far on the Group’s operation. Development activities have continued with minimal disruption. Slowdown in collaborative research activities do not have a material impact on the Group’s operations.

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

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the Company, being Alterity Therapeutics Limited and its subsidiaries as defined in Accounting Standard IFRS10: Consolidated Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

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

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits/losses arising within the Company are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Alterity Therapeutics Limited.

(b)	Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research into Parkinsonian and other neurodegenerative disorders.

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

The following estimated useful lives, ranging from 3 to 20 years are used in the calculation of depreciation:

Class of Fixed Asset	Depreciation Rate

Furniture and fittings	5-33%
Computer equipment	33%
Plant and equipment	10-33%
Leasehold improvements	33%

Leasehold improvements are depreciated over the shorter of the lease term and useful life.

The depreciation method, residual values and useful lives are reviewed, and adjusted if appropriate, at each annual reporting period.

(e)	Leases

The accounting policies for the Group’s lease recognition are explained in note 13.

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

Impairment

From July 1, 2018, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables, see note 10(b) for further details.

Prior Period Accounting Policy

For fiscal year 2018, loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months after the reporting date which are classified as non-current assets. Loans and receivables are included in trade and other receivables in the balance sheet. Trade receivables, loans, and other receivables are recorded at amortized cost less impairment.

(g)	Impairment of Assets

At each reporting date, the Company reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

Where the asset does not generate cash flows that are independent from other assets, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized in the consolidated statement of profit or loss and other comprehensive income immediately.

No impairment charges were incurred during the three years ended June 30, 2020, 2019 and 2018.

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

As of June 30, 2020, 2019 and 2018, Alterity had no capitalized research and development costs.

(i)	Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the Company’s entities are measured using Australian dollars, which is the currency of the primary economic environment in which the Company operates (the functional currency). The consolidated financial statements are presented in Australian dollars ($), which is Alterity Therapeutics Limited’s functional and presentation currency.

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

These amounts represent liabilities for goods and services provided to the Company prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognized initially at their fair value and subsequently measured at amortized cost using the effective interest method.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q)	Share-Based Payments

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

Equity-based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Plan (the “2004 ASX Plan”) and the 2018 American Depository Share (ADS) Option Plan (the “2018 ADS Plan”). Information relating to this plan is set out in Note 16

The fair value of options granted under these plans is recognized as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognized over the period during which the recipients become unconditionally entitled to the options.

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

(r)	Loss Per Share

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

(s)	Share Capital

Ordinary share capital is recognized as the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognized directly in equity as a reduction of the share proceeds received.

(t)	Trade and Other Receivables

Trade and other receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1.	BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(u)	Comparative Figures

Comparative figures, are, where appropriate, reclassified to be comparable with figures presented in the current financial year.

(v)	New Accounting Standards And Interpretations

The Group has adopted IFRS 16 using the modified retrospective approach with an effective date of July 1, 2019, but has not restated comparatives, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognized in the opening balance sheet on July 1, 2019.

On adoption of IFRS 16, the Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of July 1, 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on July 1, 2019 was 5.20%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the balance sheet as of June 30, 2020. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

In applying IFRS 16 for the first time, the Group has used the following practical expedients permitted by the standard:

●	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics

●	reliance on previous assessments on whether leases are onerous

●	the accounting for operating leases with a remaining lease term of less than 12 months as of July 1, 2019 as short-term leases, and

●	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Group has also elected not to reassess whether a contract is, or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the group relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an arrangement contains a Lease.

Measurement of Lease Liabilities

$
Operating lease commitments disclosed as of June 30, 2019	111,811

Discounted using the lessee’s incremental borrowing rate of at the date of initial application	108,028
Less short-term lease not recognized as a liability (1)	(13,290)
Lease liability recognized as of July 1, 2019	94,738

Of which are:
Current lease liability	77,665
Non-current lease liability	17,073
94,738

Right of use of asset increased by	88,477
Lease liability increased by	94,738
The net impact on retained earnings on July 1, 2019 was a decrease of	(6,261)

(1)	The practical expedient guidelines permit operating leases with a remaining lease term of less than 12 months as of July 1, 2019 as short-term leases.

On impact of adoption, the right-of-use assets of $88,477 are classified under right-of-use assets in the consolidated statement of financial position. The corresponding current lease liability of $77,665 and the non-current lease liability of $17,073.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

2.	INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2020	2019	2018

Interest income
Interest income	17,117	108,538	201,174
Total interest income	17,117	108,538	201,174

Other income
R&D Tax Incentive (1)	-	4,951,167	3,125,775
COVID-19 relief (2)	122,729	-	-
Total other income	122,729	4,951,167	3,125,775

Total interest and other income from continuing operations	139,846	5,059,705	3,326,949

(1)	The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% for FY2020 (43.5% for FY2019 & 43.5% for FY2018) refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. As per the prior period, and under the same sets of facts, the Group have applied to the Australian Taxation Office (ATO) for a determination regarding its eligibility to receive the R&D Tax Incentive as a refundable cash offset. While a formal determination has not yet been made with respect to the application, the Group has been advised by the ATO that it is their preliminary view that the Group may not receive the tax incentive as a refundable cash offset under the applicable regulations. The Group is considering its options, including appealing an unfavorable decision if received, nevertheless the Group has not recognized a receivable and other income of $3,363,433 relating to eligible expenditure for the year ended June 30, 2020.
(2)	The COVID-19 relief relates to government assistance received during the year, from the Australian Governments (at both federal and state level), in response to the economic and financial challenges in the current economy. This COVID-19 relief consists of the eligible cash flow boost grants and state level payroll tax refund and waivers. The Company has recognized this relief as part of government grants in line with IAS 20.

3.	EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2020	2019	2018

Research and Development Expenses (1)
Employee expenses	2,698,139	2,645,512	2,223,807
Other research and development expenses	7,400,300	10,337,673	4,474,209

General and Administration Expenses
Depreciation on fixed assets	25,988	29,696	21,799
Depreciation on leased assets	86,439	-	-
Employee expenses (non R&D related)	617,889	735,775	909,756
Consultant and director expenses	742,390	1,477,369	1,279,014
Audit, internal control and other assurance expenses	217,506	208,972	186,660
Corporate compliance expenses	384,705	470,294	351,611
Insurance expenses	628,060	448,769	422,475
Office rental	72,757	132,836	142,233
Other administrative and office expenses	670,405	804,641	902,916

Other gains and losses
Foreign exchange (gain)/loss	(333,055)	(349,064)	270,860

(1)	Research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Company.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

4.	INCOME TAX

	Years Ended June 30,
	2020	2019	2018

(a) Income tax expense:
Current tax	-	-	-
Adjustment for current tax of prior periods	-	-	-
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 27.5% (2019: 27.5%, 2018: 27.5%)	(3,700,620)	(3,392,903)	(2,273,078)
Effect of lower tax rates of tax on overseas income	(18,308)	19,045	12,375

Add tax effect of:
Research and development expenditure (net of tax incentive)	-	1,688,887	1,187,557
Other	148,105	145,245	324,249

Deferred tax asset not recognized	3,570,823	1,539,726	748,896
Income tax expense attributable to loss before income tax	-	-	-

(c) Potential deferred tax asset as of June 30, 2020, 2019 and 2018 in respect of: tax losses not brought to account is (1):	40,133,912	35,913,682	34,373,956
Temporary differences	(1,793,626)	(1,119,563)	(1,254,136)

(1)	As of June 30, 2020, the Group had a potential tax benefit related to tax losses carried forward of $145,941,499 (2019: $130,709,461). Such amount includes net profit of A$95,446 related to subsidiaries in the United States (U.S.). The remaining balance is attributable to the Group’s operations in Australia.

(2)	Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules, except for the losses generated for the period since inception to 31 December 2017 by the U.S subsidiary which can only be carried forward for 20 years.

5.	TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2020	2019

Accrued interest income	12,584	2,129
R&D tax incentive receivable	-	4,825,270
Goods and services tax receivable	48,737	2,098
Total Trade and Other Receivables	61,321	4,829,497

R&D tax incentive receivable represents the amount of the financial year 2020 R&D tax incentive the Company expects to recover. For further details, see note 2.

6.	OTHER CURRENT ASSETS

	Years Ended June 30,
	2020	2019

Current
Prepayments	567,884	621,737
Other	10,252	10,032
Total	578,136	631,769

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

7.	TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2020	2019

Trade creditors	954,033	1,693,885
Accrued research and development expenses	843,419	752,156
Accrued professional fees	187,199	181,378
Other accrued expenses	73,991	79,035
Other payables	10,962	11,720

Total	2,069,604	2,718,174

8.	PROVISIONS

	Years Ended June 30,
	2020	2019

Current
Annual leave (1)	285,360	245,804
Long service leave (1)(2)	326,679	356,191

Total	612,039	601,995

Non-Current
Long service leave (2)	41,514	34,976

A provision has been recognized for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1)	Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2020	2019	2018
Annual leave
Carrying amount at start of year	245,804	266,487	298,508
Charged/(credited) to profit or loss
-additional provisions recognized	278,686	308,032	261,354
Amounts used during the year	(240,734)	(328,715)	(293,375)
Change in foreign exchange	1,604	1,886	-
Carrying amount at end of year	285,360	245,804	266,487

Long service leave
Carrying amount at start of year	391,167	323,122	399,970
Charged/(credited) to profit or loss	(62,991)	-	(103,363)
-additional provisions recognized	40,017	68,045	26,515
Carrying amount at end of year	368,193	391,167	323,122

TOTAL	653,553	636,971	589,609

(2)	Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

8.	PROVISIONS (continued)

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

	Years Ended June 30,
	2020	2019

Long service leave obligation expected to be settled after 12 months	41,514	34,976

9.	COMMITMENTS AND CONTINGENCIES

R&D Tax Incentive

The Group’s research and development activities are eligible under an Australian Government tax incentive for eligible expenditure from July 1, 2011. As per the prior period, and under the same sets of facts, the Group have applied to the Australian Taxation Office (ATO) for a determination regarding its eligibility to receive the R&D Tax Incentive as a refundable cash offset. While a formal determination has not yet been made with respect to the application, The Group has been advised by the ATO that it is their preliminary view that the Group may not receive the tax incentive as a refundable cash offset under the applicable regulations. The Group is considering its options, including appealing an unfavorable decision if received, nevertheless the Group have not recognized a receivable and other income of $3,363,433 relating to eligible expenditure for the year ended June 30, 2020.

There are no contingent liabilities at the date of this report. The Company is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Company.

In respect of expenditure commitments, refer to Note 15.

10.	ISSUED CAPITAL

(a)	Issued Capital

		Years Ended June 30,
	Notes	2020	2019	2018

1,037,358,032 (2019: 860,837,432) fully paid ordinary shares	10(b)	160,703,754	156,632,636	143,910,328
Nil (2019: Nil) options for fully paid ordinary shares	10(c)	-	-	-

		160,703,754	156,632,636	143,910,328

(b)	Movements in Issued Shares

	June 30,
	2020		2019		2018
	No. of shares	A$	No. of shares	A$	No. of shares	A$
Beginning of the year	860,837,432	156,632,636	533,891,470	143,910,328	533,891,470	144,018,006

Movement during the year	176,520,600	4,071,118	326,945,962	12,722,308	-	(107,678)

End of the year	1,037,358,032	160,703,754	860,837,432	156,632,636	533,891,470	143,910,328

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10.	ISSUED CAPITAL (continued)

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	A$
Year end June 30, 2017			-	-	(159,564)
June 30, 2018	Security issuance costs		-	-	(107,678)
Year end June 30, 2018			-	-	(107,678)
13 July 2018	Issue of shares under ATM Facility		3,083,580	0.05	166,086
4 January 2019	Issue of shares under ATM Facility		15,789,360	0.05	749,614
4 February 2019	Issue of shares under ATM Facility		1,912,440	0.04	78,508
21 March 2019	Issue of shares under ATM Facility		7,930,740	0.05	430,346
21 March 2019	Issue of shares under ATM Facility		3,723,120	0.05	169,064
21 March 2019	Issue of shares under ATM Facility		156,000	0.05	7,341
21 March 2019	Issue of shares under ATM Facility		1,014,240	0.04	43,544
8 April 2019	Issue of shares under strategic investment by Life Biosciences LLC		269,905,533	0.04	10,526,318
8 April 2019	Issue of shares to sophisticated and professional investors		23,430,949	0.04	913,807
June 30, 2019	Security issuance costs				(362,320)
Year end June 30, 2019			326,945,962		12,722,308
31 July 2019	Issue of shares under ATM Facility		7,962,060	0.035	277,812
21 November 2019	Issue of shares under ATM Facility		3,814,380	0.025	94,694
15 January 2020	Issue of shares under ATM Facility		758,040	0.019	14,230
16 January 2020	Issue of shares under ATM Facility		12,244,020	0.020	249,402
17 January 2020	Issue of shares under ATM Facility		6,754,020	0.018	123,717
27 March 2020	Issue of shares under ATM Facility		7,042,920	0.017	120,239
25 May 2020	Issue of shares under ATM Facility		137,945,160	0.025	3,483,792
June 30, 2020	Security issuance costs				(292,768)
Year end June 30, 2020			176,520,600		4,071,118

(c)	Terms and Conditions of Issued Capital

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

(d)	Shares Issued after Reporting Date

Subsequent to the end of the current financial year, on July 2, 2020, 47,646,000 new ordinary shares were issued. Refer to Note 17 for further details.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11.	RESERVES

(a)	Share Based Payments

		Years Ended June 30,
	Notes	2020	2019	2018

21,550,000 (2019: 25,300,000, 2018: 25,216,490) options for fully paid ordinary shares	11(c)	866,121	1,158,975	1,753,954

		866,121	1,158,975	1,753,954

The share-based payment reserve is used to recognize the fair value of options issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options are exercised. When options expire, the amount is transferred from reserve to accumulated losses.

(b)	Warrants

		Years Ended June 30,
	Notes	2020	2019	2018

Nil (2019: 586,672,964, 2018: Nil) warrants for fully paid ordinary shares (1)	11(c)	-	-	-

		-	-	-

1.	On 9 April 2019, the Group issued a total of 586,672,964 two for one free-attaching warrants each with an exercise price of A$0.045 (4.5 cents), vested on 8 June 2019 and expiring on 19 December 2019. These warrants were issued as part of the strategic investment made by Life Biosciences LLC, and an accompanying placement with sophisticated investors. On 19 December 2019, the warrants expired without exercise.

(c)	Movements in Options/Warrants for Fully Paid Ordinary Shares

	Years Ended June 30,
	2020		2019		2018
	Number of Options/ Warrants	Comp. Expense	Number of Options/ Warrants	Comp. Expense	Number of Options/ Warrants	Comp. Expense
		(A$)		(A$)		(A$)
Beginning of the year	611,972,964	1,158,975	25,216,490	1,753,954	26,826,063	2,320,480
Options issued during the year	-	-	2,450,000	30,370	12,100,000	764,539
Warrants issued during the year	-	-	586,672,964	-	-	-
Warrants expired during the year	(586,672,964)	-	-	-	-	-
Expired during the year	(3,400,000)	(280,838)	(2,366,490)	(684,117)	(11,349,573)	(1,126,843)
Forfeited during the year	(350,000)	(12,016)	-	-	(2,360,000)	(204,221)
Share based payment expense	-	-	-	58,768	-	-

End of the year	21,550,000	866,121	611,972,964	1,158,975	25,216,490	1,753,954

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11.	RESERVES (continued)

Details of option/warrant grants are summarized as follows.

Year ended June 30, 2018:

●	On October 10, 2017, 2,360,000 options were forfeited upon resignation of an employee.
●	On December 13, 2017, 8,500,00 options expired.
●	On January 18, 2018, the Company issued 12,100,000 options to directors and employees under the 2004 Plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the option is A$0.047.
●	On April 6, 2018, 1,200,000 options expired.
●	On June 25, 2018, 1,649,573 options expired.

Year ended June 30, 2019:

●	On July 13, 2018 700,000 options were issued to an employee of the company under the 2004 plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.083 consideration and expire on January 31, 2023. The fair value of the options is A$0.038.
●	On August 4, 2018 306,490 options expired.
●	On August 28, 2018 500,000 options were issued to a consultant under the 2004 Plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the options is A$0.019.
●	On October 1, 2018 360,000 options expired.
●	On October 24, 2018 200,000 options expired
●	On November 2, 2018 1,250,000 options were issued to a director under the 2004 Plan (see Note 15) in recognition of services rendered to the Company. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the options is A$0.016.
●	On November 3, 2018 200,000 options expired
●	On December 11, 2018 1,200,000 options expired
●	On February 5, 2019 100,000 options expired
●	On April 9, 2019 586,672,964 short term warrants were issued to Life Biosciences LLC and other investors as approved at the shareholder meeting on April 8, 2019. The warrants are exercisable at A$0.045 consideration and expire on December 19, 2019.

Year ended June 30, 2020:

●	On September 30, 2019, 150,000 options were forfeited upon resignation of an employee.
●	On January 30, 2020, 200,000 options were forfeited upon resignation of an employee.
●	On February 18, 2020, 2,000,000 options expired.
●	On May 25, 2020, 1,400,000 options expired.
●	On December 19, 2019 586,672,964 short term warrants expired.

(d)	Terms and Conditions of Reserves

Options and warrants

Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Company’s shareholders. Options and warrants may be exercised at any time from the date they vest to the date of their expiration. Share options are exercisable into ordinary shares on a one for one basis on the date they are exercised. Options granted under the 2018 ADS Plan are exercisable into ADRs, being one option for one ADR, which equals ten ordinary shares, on the date they are exercised.

In Australia, there is not a set number of authorized shares, shares are not reserved for the exercise of options, and shares do not have a par value.

(e)	Options and Warrants Issued after Reporting Date

No option issues have occurred after reporting date. There have been no warrants granted after reporting date.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

12.	ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2020	2019	2018
Balance at beginning of year	141,236,838	129,583,125	122,648,452
Impact of initial adoption of IFRS 16	6,261	-	-
Net loss for the year	13,456,800	12,337,830	8,265,737
Reclassify expired options from contributed equity	-	-	-
Reclassify expired options from reserves	(280,838)	(684,117)	(1,331,064)
Reclassify expired options/warrants from reserves	-	-	-
Balance at end of year	154,419,061	141,236,838	129,583,125

13.	LEASES

(i)	Amounts recognized in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	Years Ended June 30,
Right-of-use assets	2020	2019	2018
Right-of-use assets	31,866	-	-
Lease liabilities			-
Current	32,879	-	-
Non-current	868	-	-
	33,747	-	-

Additions to the right-of-use assets during the current financial year were $29,827.

(ii)	Amounts recognized in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Years Ended June 30,
Depreciation charge of right-of-use assets	2020	2019	2018
Right-of-use assets	86,439	-	-
Interest expense	3,877	-	-
Expenses relating to short-term leases (included in general and administration expenses)	46,913	-	-
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	25,844	-	-

The total cash outflow for leases in 2020 was $165,875.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13.	LEASES (continued)

(iii)	The group’s leasing activities and how these are accounted for

The Group has adopted IFRS 16 Leases during the year ended June 30, 2020 using the modified retrospective approach. The modified approach does not require restatement of comparative periods. Instead the cumulative impact of applying IFRS 16 is accounted for as an adjustment to equity at the start of the current financial year in which it was first applied, known as the ‘date of initial application’. Refer to note 1(v) for further details.

Leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease year so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable
●	variable lease payment that are based on an index or a rate
●	amounts expected to be payable by the lessee under residual value guarantees
●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and
●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease, if that rate can be determined, or the Group’s incremental borrowing rate applied at the commencement date.

Right-of-use assets are measured at cost comprising the following:

●	the amount of the initial measurement of lease liability
●	any lease payments made at or before the commencement date, less any lease incentives received
●	any initial direct costs, and
●	restoration costs.

Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14.	CASH FLOW INFORMATION

(a)	Reconciliation of Net Loss to Net Cash Flows From Operations

	Years Ended June 30,
	2020	2019	2018

Net loss	(13,456,800)	(12,337,830)	(8,265,737)

Non-cash items
Depreciation of property and equipment	25,988	29,696	21,799
Depreciation on leased assets	86,439	-	-
Non-cash issue of equity in consideration of operating expenses	(12,016)	89,138	764,539
Foreign exchange (gain) loss	(262,977)	(403,879)	278,117
	-	-	-
Changes in assets and liabilities
Decrease (increase) in trade and other receivables	4,768,176	(1,677,087)	(116,837)
Decrease (increase) in other current assets	53,633	(365,144)	18,988
(Decrease) increase in trade and other payables	(648,570)	662,926	1,162,812
(Decrease) in other current liabilities	(1,577)	-	-
Increase (decrease) in provision for employee entitlements	16,582	47,362	(108,869)

Net cash flows used in operating activities	(9,431,122)	(13,954,818)	(6,245,188)

(b)	Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	9,196,892	14,399,904	15,235,556

Closing cash and cash equivalents balance	9,196,892	14,399,904	15,235,556

(c)	Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2020, 2019 and 2018.

15.	EXPENDITURE COMMITMENTS

The Company has short term leases contracted for but not capitalized in the financial statements. The Company has commitments under these contracts within one year of A$35,075. As of June 30, 2020, the lease commitments mainly relate to the short term leases for the U.S office lease expiring on 31 October 2020 and the extension of 3 months to the Australian office lease expiring on 17 December 2020.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2020, we had research and development termination commitments approximating A$2.0 million. No liability has been recognized within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritize our research and development programs in neurology to reduce expenditures.

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

As of June 30, 2020 equity, had been issued to 4 Directors, 2 former Directors, 2 Key Management Personnel, 9 employees and 5 consultants under the 2004 ASX Plan.

As of June 30, 2019 equity, had been issued to 4 Directors, 2 previous Directors, 2 Key Management Personnel, 11 employees and 7 consultants under the Australian Plan.

As of June 30, 2018 equity, had been issued to 5 Directors, 2 Key Management Personnel, 11 employees and 9 consultants under the Australian Plan.

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

Under the 2018 ADS Plan, the exercise price must equal or exceed the fair value of the ADS on the date the options are awarded. The option expiration date cannot exceed ten years from the date the options were awarded. The default vesting conditions are 25% per year on the date the options were awarded.

Under the 2004 ASX Plan, the exercise price must be equal or be less than the market value of the ordinary shares on ASX on the date of grant. The option expiration date cannot exceed ten years from the date the options were granted. The default vesting conditions are 25% per year on the date the options were granted.

Information with respect to the number of options granted under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2020		2019		2018
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		(A$)		(A$)		(A$)
Beginning of the year	25,300,000	0.12	25,216,490	0.19	26,826,063	0.29
Issued during the year	-		2,450,000	0.10	12,100,000	0.11
Exercised during the year	-		-		-	-
Expired during the year	(3,400,000)	0.25	(2,366,490)	0.87	(11,349,573)	0.31
Forfeited during the year	(350,000)	0.07			(2,360,000)	0.19

Outstanding at year end	21,550,000	0.10	25,300,000	0.12	25,216,490	0.19

Vested and Exercisable at year end	21,550,000	0.10	25,300,000	0.12	25,216,490	0.19

Options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price	Share options 2020	Share options 2019
			$A
PBTAH	19 February 2015	18 February 2020	0.26	-	2,000,000
PBTAR	27 May 2015	25 May 2020	0.27	-	1,400,000
PBTAS	7 June 2017	6 June 2022	0.07	7,000,000	7,350,000
PBTAAA	18 December 2017	14 December 2022	0.11	13,850,000	13,850,000
PBTAI	1 February 2018	31 January 2023	0.08	700,000	700,000
Total				21,550,000	25,300,000

Weighted average remaining contractual life of options outstanding at end of period				2.29 years	2.95 years

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16.	SHARE BASED PAYMENTS (continued)

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

Model inputs – The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share	Share Price at Grant Date	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate
		A$	A$
PBTAY	August 5, 2013	0.66	0.38	62.00%	5.00	0%	3.05%
PBTAZ	October 2, 2013	0.66	0.41	61.00%	5.00	0%	3.24%
PBTAA	October 25, 2013	0.61	0.38	63.60%	5.00	0%	3.31%
PBTAD	November 4, 2013	0.73	0.44	68.80%	5.00	0%	3.46%
PBTAE	December 13, 2013	1.04	0.69	70.70%	5.00	0%	3.45%
PBTAF	February 7, 2014	1.12	1.18	58.50%	5.00	0%	3.44%
PBTAG	April 7, 2014	0.25	0.23	289.40%	4.00	0%	3.02%
PBTAB	October 3, 2014	0.34	0.22	130.50%	4.00	0%	2.71%
PBTAH	February 19, 2015	0.26	0.16	74.80%	5.00	0%	2.00%
PBTAR	May 27, 2015	0.27	0.17	69.40%	5.00	0%	2.25%
PBTAS	June 7, 2017	0.07	0.05	100.00%	5.00	0%	1.97%
PBTAAA	December 18, 2017	0.11	0.07	100%	5.00	0%	2.38%
PBTAI	February 1, 2018	0.08	0.06	100%	5.00	0%	2.24%

Information with respect to the number of shares issued under the 2004 ASX Plan as follows:

	Years Ended June 30,
	2020	2019	2018
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Issued during the year	-	-	-

End of the financial year	13,277,715	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2020, 2019 and 2018.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

17.	SUBSEQUENT EVENTS

As announced on July 2, 2020, the Group issued 47,646,000 shares at $0.0328 per share through the use of its “at market” (ATM) facility to fund working capital and progress its research and development activities.

In accordance to a resolution of shareholders approved at the General Meeting held on September 3, 2020, incentive options with an exercise price of two times the closing price of the Company’s ordinary shares on ASX on the last ASX business day immediately before the day the options are issued, expiring 5 years after the issue date will be issued to the Directors of the Company, as follows:

Geoffrey Kempler	14,000,000
Tristan Edwards	7,000,000
Lawrence Gozlan	7,000,000
Peter Marks	7,000,000
Brian Meltzer	7,000,000
David Sinclair	7,000,000

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

18.	LOSS PER SHARE

	Years Ended June 30,
	2020	2019	2018

Basic and diluted loss per share (cents per share)	(1.50)	(2.00)	(1.55)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	894,872,224	615,772,236	533,891,470

The options and warrants in place do not have the effect of diluting the loss per share.

19.	KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2020	2019	2018

Short-term employee benefits	1,549,861	2,046,496	1,522,777
Post-employment benefits	48,947	41,062	44,389
Long-term benefits	20,528	23,016	(1,061)
Share-based payments	-	20,443	608,179
	1,619,336	2,131,017	2,174,284

20.	AUDITORS’ REMUNERATION

	Years Ended June 30,
	2020	2019	2018

- Audit and review of financial statements	194,900	210,422	180,000
- Other audit services[1]	60,000	90,000	72,960
	254,900	300,422	252,960

1.	Audit and other audit services consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client. Included in the balance are amounts related to additional regulatory filings during the 2020, 2019 and 2018 financial years. All services provided are considered audit services for the purpose of SEC classification.

PricewaterhouseCoopers was appointed as the Company’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Company’s Auditors to be appointed at the Company’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Company’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2020, 2019 and 2018 fiscal years.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS

a.	Equity Interests in Subsidiaries

Alterity Therapeutics Limited owns 100% of its subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Ltd.

b.	Key Management Personnel Remuneration

The Directors of Alterity during the year:

Mr. Geoffrey Kempler, Chairman & CEO

Mr. Brian Meltzer, Independent Non-Executive Director

Mr. Peter Marks, Independent Non-Executive Director

Mr. Lawrence Gozlan, Non-Executive Director

Dr. David Sinclair, Non-Executive Director

Mr. Tristan Edwards, Non-Executive Director

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

The Company uses a variety of KPI’s to determine achievement, depending on the role of the executive being assessed. These include:

●	successful contract negotiations;
●	Company share price reaching a targeted rate on the ASX or applicable market over a period of time; or
●	achievement of research project milestones within scheduled time and/or budget.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS (continued)

2020	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Equity
Directors’ remuneration	Base Fee	Bonus	Contribution	Leave	Options	Total
	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (1)	412,544	-	21,003	12,462	-	446,009
Mr. Brian Meltzer	73,059	-	6,941	-	-	80,000
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan	60,000	-	-	-	-	60,000
Dr. David Sinclair	45,000	-	-	-	-	45,000
Mr. Tristan Edwards	45,000	-	-	-	-	45,000
	695,603	-	27,944	12,462	-	736,009

(1)	Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler.

2019	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Equity
Directors’ remuneration	Base Fee	Bonus	Contribution	Leave	Options	Total
	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (1)	395,728	-	20,531	7,794	-	424,053
Mr. Brian Meltzer	80,000	-	-	-	-	80,000
Dr. George Mihaly (2)	66,667	-	-	-	-	66,667
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan (3)	580,000	-	-	-	-	580,000
Dr. Ira Shoulson (2)(4)	58,314	-	-	-	20,443	78,757
Dr. David Sinclair (2)	10,750	-	-	-	-	10,750
Mr. Tristan Edwards (2)	10,750	-	-	-	-	10,750
	1,262,209	-	20,531	7,794	20,443	1,310,977

(1)	Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler.
(2)	The remuneration for Dr. George Mihaly and Dr. Ira Shoulson covered the period from 1 July 2018 to 8 April 2019, being the last day of being the Company’s director. The remuneration for Dr. David Sinclair and Mr. Tristan Edwards covered the period from 8 April 2019, being the date of their appointment as directors of the Company, to June 30, 2019.
(3)	Includes corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan in the amount of A$520,000.
(4)	Dr. Ira Shoulson received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the relevant inputs.

2018	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Equity
Directors’ remuneration	Base Fee	Bonus	Contribution	Leave	Options	Total
	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (1) (3)	381,340	-	20,049	7,763	235,000	644,152
Mr. Lawrence Gozlan (3)	60,000	-	-	-	58,750	118,750
Mr. Brian Meltzer (3)	82,500	-	-	-	58,750	141,250
Dr. George Mihaly (3)	77,500	-	-	-	58,750	136,250
Mr. Peter Marks (3)	60,000	-	-	-	58,750	118,750
Dr. Ira Shoulson (2)	78,885	-	-	-	-	78,885
	740,225	-	20,049	7,763	470,000	1,238,037

(1)	Base Fee includes movements in the annual leave provision relating to Mr Geoffrey Kempler.
(2)	Includes consulting fees paid to Dr Ira Shoulson in the amount of A$12,021.
(3)	The Directors received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the relevant inputs.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS (continued)

			Post-Employment	Long Term Benefits
2020	Short Term Benefits		Superannuation	Long-service	Equity
Executives’ Remuneration	Base Fee	Other	Contribution	Leave	Options	Total
	A$	A$	A$	A$	A$	A$
Ms. Kathryn Andrews (1)	228,788	-	21,003	8,066	-	257,857
Dr. David Stamler (1)	625,470	-	-	-	-	625,470

(1)	Base Fee includes movements in annual leave provision for, Ms Kathryn Andrews and Mr David Stamler accrued in accordance with their employment contracts.

			Post-Employment	Long Term Benefits
2019	Short Term Benefits		Superannuation	Long-service	Equity
Executives’ Remuneration	Base Fee	Other	Contribution	Leave	Options	Total
	A$	A$	A$	A$	A$	A$
Ms. Kathryn Andrews (1)	236,665		20,531	15,222	-	272,418
Dr. David Stamler (1)	547,622				-	547,622

(1)	Base Fee includes movements in annual leave provision for, Ms Kathryn Andrews and Mr David Stamler accrued in accordance with their employment contracts.

			Post-Employment	Long Term Benefits	Equity
2018	Short Term Benefits		Superannuation	Long-service
Executives’ Remuneration	Base Fee	Other	Contribution	Leave	Options	Total
	A$	A$	A$	A$	A$	A$
Ms. Dianne Angus (1) (2)	81,589	-	5,736	(8,920)	(3,433)	74,972
Ms. Kathryn Andrews (1) (3)	196,689	-	18,604	96	15,735	231,124
Dr. David Stamler (1) (3)	504,274	-	-	-	125,877	630,151

(1)	Base Fee includes movements in annual leave provision for Ms Dianne Angus, Ms Kathryn Andrews and Mr David Stamler accrued in accordance with their employment contracts.
(2)	The remuneration for Ms. Dianne Angus covers the period from 1 July 2017 to 10 October 2017, being the last day of her employment with the Company. The amount also includes payments of unused leave balances.
(3)	The equity component of Kathryn Andrews' and David Stamler's remuneration represents the portion of unlisted options granted in prior year but vested during the current year.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS (continued)

The following Director was under contract during the year ended June 30, 2020:

Directors	Duration	Notice Requirements	Termination
Geoffrey Kempler	Until termination by either party. Signed 21 September 2007	For Good Reason Mr Kempler may terminate with 30 days’ notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Company has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		Without Good Reason Mr Kempler may terminate with 90 days’ notice	Bonus pro-rated only if termination occurs in 1st year
		Without Cause the Company may terminate with 90 days’ notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause
Accrued entitlements including all unreimbursed business expenses
Accelerate the vesting of any unvested options
		With Cause the Company may terminate with 30 days’ notice	Bonus pro-rated only if termination occurs in 1st year

The following Senior Executives were under contract during the year ended June 30, 2020:

Key management personnel	Duration	Notice Requirements	Termination
Kathryn Andrews	Until termination by either party. Signed 11 November 2014	Ms Andrews may terminate with 30 days’ notice, or	Accrued entitlements including all unreimbursed business expenses
		Without Cause the Company may terminate with 30 days’ notice, or	Permitted to keep and/or exercise options that have vested at the time of termination
With Cause the Company may terminate without notice
David Stamler	Until termination by either party. Signed 18 April 2017.	By the company without cause or by Dr. Stamler with good reason, 3 months’ notice, increasing to 6 months’ notice after 18 months of employment, unless otherwise agreed in writing.	Payment equivalent to seventy five percent of current annualized salary Accrued entitlements including all unreimbursed business expenses
Unexercised options shall be exercisable within 30 days after the date of termination
		With Cause, the Company may terminate at any time upon written notice	Accrued entitlements including all unreimbursed business expenses
Unexercised options shall be exercisable within 30 days after the date of termination

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings

Fully Paid Ordinary Shares of the Company	Balance July 1, 2019	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2020
	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,380,777	-	-	-	18,380,777

Fully Paid Ordinary Shares of the Company	Balance July 1, 2018	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2019
	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly (1)	226,666	-	-	(226,666)	-
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Dr. Ira Shoulson	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,607,443	-	-	(226,666)	18,380,777

1.	Other changes represented the holdings of Dr. George Mihaly when he ceased to be a director of the Group on 8 April 2019.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Fully Paid Ordinary Shares of the Company	Balance July 1, 2017	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2018
	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly	226,666	-	-	-	226,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. Ira Shoulson	-	-	-	-	-
Ms. Dianne Angus	146,128	-	-	(146,128)	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler (1)	-	-	-	-	-
	18,753,571	-	-	(146,128)	18,607,443

(1)	Opening balance on appointment as Senior Vice President Development and Chief Medical Officer on 15 May 2017.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2019	Granted as Remuneration	Options Exercised	Options Expired	Options Forfeited	Net Change Other	Options Vested During 2020 fiscal year	Balance June 30, 2019	Total Vested and Exercisable June 30, 2020	Total Unvested June 30, 2020
	No.	No.	No.	No.	No.			No.	No.	No.
Mr. Geoffrey Kempler	5,000,000	-	-	-	-	-	-	5,000,000	5,000,000	-
Mr. Lawrence Gozlan	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Mr. Brian Meltzer	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Mr. Peter Marks	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Dr. David Sinclair	-	-	-	-	-	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-	-	-	-	-	-
Ms. Kathryn Andrews	500,000	-	-	-	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
	13,250,000	-	0	0	-	-	-	13,250,000	13,250,000	-

Share Options of the Company	Balance July 1, 2018	Granted as Remuneration	Options Exercised	Options Expired	Options Forfeited	Net Change Other	Options Vested During 2019 fiscal year	Balance June 30, 2019	Total Vested and Exercisable June 30, 2019	Total Unvested June 30, 2019
	No.	No.	No.	No.	No.			No.	No.	No.
Mr. Geoffrey Kempler	5,000,000	-	-	-	-	-	-	5,000,000	5,000,000	-
Mr. Brian Meltzer	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Dr. George Mihaly (1)	1,250,000	-	-		-	(1,250,000)	-	-	-	-
Mr. Peter Marks	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Mr. Lawrence Gozlan	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Dr. Ira Shoulson (1)	-	1,250,000	-		-	(1,250,000)	-	-	-	-
Dr. David Sinclair	-	-	-	-	-	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-	-	-	-	-	-
Ms. Kathryn Andrews	500,000	-	-	-	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
	14,500,000	1,250,000	0	0	-	(2,500,000)	-	13,250,000	13,250,000	-

(1)	Dr. George Mihaly and Dr. Ira Shoulson resigned on 8 April 2019.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21.	RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Share Options of the Company	Balance July 1, 2017	Granted as Remuneration	Options Exercised	Options Expired	Options Forfeited	Net Change Other	Options Vested During 2018 fiscal year	Balance June 30, 2018	Total Vested and Exercisable June 30, 2018	Total Unvested June 30, 2018
	No.	No.	No.	No.	No.			No.	No.	No.
Mr. Geoffrey Kempler	4,000,000	5,000,000	-	(4,000,000)	-			5,000,000	5,000,000	-
Mr. Lawrence Gozlan	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000
Mr. Brian Meltzer	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-
Dr. George Mihaly	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-
Mr. Peter Marks	1,000,000	1,250,000	-	(1,000,000)	-			1,250,000	1,250,000	-

Dr. Ira Shoulson	-	-	-	-	-			-	-	-
Ms. Dianne Angus (1)	2,360,000	-	-	-	(2,360,000)			-	-	-
Ms. Kathryn Andrews	500,000	-	-	-	-		500,000	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	-		4,000,000	4,000,000	4,000,000	-
	14,860,000	10,000,000	-	(8,000,000)	(2,360,000)		4,500,000	14,500,000	14,500,000

(1)	Ms Angus resigned effective October 10, 2017.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22.	SEGMENT INFORMATION

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

23.	FINANCIAL INSTRUMENTS

The Company’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Company. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2020	2019
	A$	A$
Cash and cash equivalents (USD)	5,403,402	9,726,790
Cash and cash equivalents (€EUR)	-	178
Cash and cash equivalents (£GBP)	430	433
Trade and other payables (USD)	(562,710)	(1,196,358)
Trade and other payables (€EUR)	(12,245)	-
Trade and other payables (£GBP)	(4,337)	(35,242)
Total exposure	4,824,540	8,495,801

As shown in the table above, the group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

The Group's exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

Based on the financial instruments held as of June 30, 2020, had the Australian dollar weakened/strengthened by 2.17% (2019: 6.36%) against the USD with all other variables held constant, the Group's post-tax loss for the year would have been A$105,090 lower/higher (2019: A$542,116 lower/higher).

(ii) Interest Rate Risk

The Company has an exposure to interest rate risk, which is the risk that a financial instrument’s value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Company’s exposure to interest rate risk has not changed since the prior year.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	FINANCIAL INSTRUMENTS (continued)

At June 30, 2020, the Company had the following cash accounts:

●	A$3,448,551 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2020;
●	A$83,932 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2020;
●	A$66,841 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2020;
●	US$3,716,309 (A$5,403,402) in U.S. checking accounts at an interest rate of 0% as of June 30, 2020;
●	A$42,713 in a three month term deposit at a fixed interest rate of 0.80% which matures on September 7, 2020;
●	A$150,000 in a three month term deposit at a fixed interest rate of 0.80% which matures on September 11, 2019.

At June 30, 2019, the Company had the following cash accounts:

●	A$1,354,771 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2019;
●	A$45,486 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2019;
●	A$66,534 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2019;
●	A$15 in an Australian Trust account at an interest rate of 0% as of June 30, 2019;
●	US$6,836,116 (A$9,726,016) in U.S. checking accounts at an interest rate of 0% as of June 30, 2019;
●	A$2,012,329 in a three month term deposit at a fixed interest rate of 1.50% which matures on August 26, 2019;
●	A$1,000,000 in a three month term deposit at a fixed interest rate of 1.85% which matures on July 27, 2019;
●	A$42,713 in a three month term deposit at a fixed interest rate of 2.00% which matures on September 7, 2019;
●	A$150,000 in a three month term deposit at a fixed interest rate of 2.00% which matures on September 11, 2019.

At June 30, 2018, the Company had the following cash accounts:

●	A$ 2,552,615 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2018;
●	A$63,791 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2018;
●	A$114,990 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2018;
●	A$135 in an Australian Trust account at an interest rate of 0% as of June 30, 2018;
●	US$4,675,242 (A$6,308,538) in U.S. checking accounts at an interest rate of 0.03% as of June 30, 2018;
●	A$3,000,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 25, 2018;
●	A$3,000,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on August 3, 2018;
●	A$42,713 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 7, 2018;
●	A$150,000 in a three month term deposit at a fixed interest rate of 2.40% which matures on September 11, 2018.

The weighted average interest rate is 0.12% for cash and cash equivalents and 0.80% for terms deposits over three months and apart from usual variances in general rates of interest the Company is not exposed to any significant interest rate risk.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	FINANCIAL INSTRUMENTS (continued)

Receivables and payables are non-interest bearing.

The Company’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2020	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate
	(A$)	(A$)		(A$)	(A$)
		1 year
		or less	1-5 years
Financial Assets
Cash and cash equivalents	3,532,485	192,713	-	5,471,694	9,196,892	0.24%
Trade and other receivables	-	-	-	61,711	61,711

Total Financial Assets	3,532,485	192,713	-	5,533,405	9,258,603	0.24%

Financial Liabilities
Trade and other payables	-	-	-	(2,069,604)	(2,069,604)
Lease liabilities	-	(32,879)	(868)	-	(33,747)

Total Financial Liabilities	-	(32,879)	(868)	(2,069,604)	(2,103,351)

June 30, 2019	Floating Interest Rate	Fixed Interest Maturing in		Non-Interest bearing	Total	Average Interest Rate
	(A$)	(A$)		(A$)	(A$)
		1 year
		or less	1-5 years
Financial Assets
Cash and cash equivalents	1,400,257	3,205,042	-	9,794,605	14,399,904	0.42%
Trade and other receivables	-	-	-	4,829,497	4,829,497
Other current assets	-	-	-	621,737	621,737
Other non-current assets	-	-	-	-	-

Total Financial Assets	1,400,257	3,205,042		15,245,839	19,851,138	0.42%

Financial Liabilities		-	-
Trade and other payables	-	-	-	(2,718,174)	(2,718,174)

Total Financial Liabilities	-	-	-	(2,718,174)	(2,718,174)

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23.	FINANCIAL INSTRUMENTS (continued)

(b)	Credit Risk

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

Management monitors rolling forecasts of the Company’s liquidity reserve on the basis of expected cash flows. For further discussion on the going concern basis of preparation, refer to Note 1.

	Maturities of Financial Liabilities

2020	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts
Trade and other payables	(2,069,604)	-	-	(2,069,604)	(2,069,604)
Lease liabilities	(16,440)	(16,439)	(868)	(33,747)	(33,747)
Total	(2,086,044)	(16,439)	(868)	(2,103,351)	(2,103,351)

2019	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts
Trade and other payables	(2,718,174)	-	-	(2,718,174)	(2,718,174)
Total	(2,718,174)	-	-	(2,718,174)	(2,718,174)

(d)	Capital Risk Management

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

In 2020 and 2019, none of the Company’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited)

By:	/s/ Geoffrey P. Kempler
Geoffrey P. Kempler
Chief Executive Officer

Dated September 15, 2020