Form 20-F
period 2021-06-30
ALTERITY THERAPEUTICS LTD
filed 2021-09-02
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2021

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report ___________

Commission file number 000-49843

ALTERITY THERAPEUTICS LIMITED

(Exact name of Registrant as specified in its charter

and translation of Registrant’s name into English)

Australia

(Jurisdiction of incorporation or organization)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of principal executive offices)

David Stamler, Chief Executive Officer

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

Ordinary Shares, as of June 30, 2021 2,084,016,678

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

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

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-228671, 333-248980 and 333-251073) and our Registration Statements on Form F-3 (File Nos. 333-231417, 333-249311, 333-250076 and 333-251647)

INTRODUCTION

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat neurogenerative diseases, currently focusing on Parkinsonian and other movement disorders.

The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019, we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. The Bank of New York, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents sixty of our ordinary shares. As used in this annual report, the terms “we,” “us,” “our”, “the Company”, “the Group” and “Alterity” mean Alterity Therapeutics Limited and its subsidiaries, unless otherwise indicated.

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board.

Australian Disclosure Requirements

Our ordinary shares are primarily quoted on the Australian Securities Exchange (“ASX”) in addition to our listing of our ADSs on the Nasdaq Capital Market. As part of our ASX listing, we are required to comply with various disclosure requirements as set out under the Australian Corporations Act 2001 and the ASX Listing Rules. Information furnished under the sub-heading “Australian Disclosure Requirements” is intended to comply with the ASX Listing Rules and Corporations Act 2001 disclosure requirements and is not intended to fulfill information required by this Annual Report on Form 20-F.

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

Not applicable.

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

Investing in our securities involves a high degree of risk and uncertainty. You should carefully consider the risks and uncertainties described below before investing in our securities. Additional risks and uncertainties not presently known to us or that we believe to be immaterial may also adversely affect our business. If any of the following risks actually occurs, our business, prospects, financial condition and results of operations could be harmed. In that case, the daily price of our securities could decline, and you could lose all or part of your investment. These risk factors include:

Risks Related to Our Financial Condition

We have a history of operating losses since we began operations and expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We will need additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

Risks Related to Our Business

Government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials; In addition to government efforts relating to the COVID-19 pandemic, the institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

We are faced with uncertainties related to our research.

Clinical trials as they relate to our business are expensive and time consuming and their outcome is uncertain.

We may experience delays in our clinical trials that could adversely affect our business and operations.

We may not be able to complete the development of our products candidates or develop other pharmaceutical products.

We may need to prioritise the development of our most promising candidates at the expense of the development of other products.

Our research and development efforts will be seriously jeopardised if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will negatively impact our business and operations.

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

If healthcare insurers and other organisations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

We may be exposed to product liability claims, which could harm our business.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Risks Related to Government Regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialise our pharmaceutical products.

We will not be able to commercialise any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

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

Risks Related to Our Compliance with the Sarbanes-Oxley Act of 2002

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

Our stock price may be volatile and the trading markets for our securities is limited.

Ownership interest in our company may be further diluted as a result of additional financings.

There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

We do not anticipate paying dividends on our ordinary shares.

Currency fluctuations may adversely affect the price of our securities.

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

We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

Risks Related to Our Financial Condition

We have a history of operating losses since we began operations and expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have not sufficiently advanced the development of any of our product candidates to market or generate revenues from their commercial application and have incurred losses in every period since we began operations in 1997 and reported net losses of A$15,309,353, A$13,456,800 and A$12,337,830 during the fiscal years ended June 30, 2021, 2020 and 2019 respectively. As of June 30, 2021, our accumulated deficit was A$169,728,414. We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and commence clinical trials of our product candidates that includes ATH434 for Parkinsonian diseases, PBT2 for alternative indications and the development of other compounds.

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

We will need additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

During the year ended June 30, 2021 we raised A$35 million by means of a two tranche placement to institutions and other unrelated sophisticated, professional or exempt investors. In addition, we raised A$4,236,886 from the sale of our ordinary shares pursuant to our ‘At-the-market” (ATM) facility during the 2021 fiscal year and raised an additional A$17,176,040 since the end of the 2021 fiscal year. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances. We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialisation initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our shares are lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

Risks Related to Our Business

We are a development stage company engaged in the development of pharmaceutical products and our success is uncertain.

We are a development stage company whose pharmaceutical products are designed to treat neurodegenerative diseases. We have not advanced the development of any of our candidate products to market nor generated revenues from their commercial application. Our current or any future product candidates, if successfully developed, may not generate sufficient or sustainable revenues to enable us to be profitable.

The spread of COVID-19 and government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business.

The spread of COVID-19 has impacted the world economy and the jurisdictions in which we conduct our business. Jurisdictions in which we conduct our business have variously imposed mandates and/or regulations or implemented measures to counter the spread of the COVID-19 virus to control the impact of the pandemic on public health and their respective economies.

These control measures collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and its impact on public health and economic growth. Moreover, the emergence of variants of the COVID virus, caused by mutations, has led to a resurgence in infections and prompted renewed uncertainty. We have been affected in a number of ways, such as the way in which we operate our headquarters operations, interact with our scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities. Since we are mostly focused on the activities related to research and development, we have not experienced the larger adverse economics of a slowed economy; however, we do expect that time lines for our research and development, clinical trials, regulatory approvals and bringing our products to market may cause our operational costs to be greater than anticipated in this current fiscal year and going forward. The financial effect will be that our development expenses may increase and we may have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to us.

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials. In addition to government efforts relating to the COVID-19 pandemic, the institutions that we work with have their own limits and procedures that may influence or limit our ability to conduct research and development and the conduct of clinical trials.

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

In addition to the government mandates for controlling the many different health and economic effects of the COVID-19 virus and pandemic, individual institutions with which we work, such as hospitals, laboratories and educational institutions have taken actions that have disrupted the progress of our business plans and the operations of our business. Many educational institutions and laboratories curtailed or limited access to their facilities since the pandemic began and; we expect that going forward there will continue to be strict limitations on access to these institutions and facilities for our researchers and research partners. Overall, changes in the way our development activities can be conducted will result in delays in our conducting research activities, carrying out clinical trials and making regulatory submissions. As a consequence, we anticipate our costs will increase. In many respects, there is great uncertainty in the general effects resulting from the governmental and private response to the pandemic, and only the passage of time will reveal its full effects.

We are faced with uncertainties related to our research.

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that a particular program will succeed in later stages of testing and development. It is not possible to predict whether any of the candidate products designed for these programs will prove to be safe, effective, and suitable for human use. Each candidate product will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Unsatisfactory results obtained from any of these activities relating to a program may cause us to abandon our commitment to that program or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, or product candidate.

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

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organisations to assist us in clinical trial management functions including; clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs will likely increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations.

We may not be able to complete the development of our products candidates or develop other pharmaceutical products.

We may not be able to progress with the development of our current or any future pharmaceutical product candidates to a stage that will attract a suitable collaborative partner for the development of any current or future pharmaceutical product candidates. The projects initially specified in connection with any such collaboration and any associated funding may change or be discontinued as a result of changing interests of either the collaborator or us, and any such change may change the budget for the projects under the collaboration. Additionally, our research may not lead to the discovery of additional product candidates, and any of our current and future product candidates may not be successfully developed, prove to be safe and efficacious in clinical trials, meet applicable regulatory standards and receive regulatory approval, be capable of being produced in commercial quantities at reasonable costs, or be successfully or profitably marketed, either by us or a collaborative partner. The products we develop may not be able to penetrate the potential market for a particular therapy or indication or gain market acceptance among health care providers, patients and third-party payers. We cannot predict if or when the development of our current product candidates or any future product candidates will be completed or commercialised, whether funded by us, as part of a collaboration or through a grant.

We may need to prioritise the development of our most promising candidates at the expense of the development of other products.

We may need to prioritise the allocation of development resources and/or funds towards what we believe to be our most promising candidate product or products. The nature of the drug development process is such that there is a constant availability of new information and data which could positively or adversely affect a product in development. We cannot predict how such new information and data may impact in the future the prioritisation of the development of our current or future product candidates or that any of our products, regardless of its development stage or the investment of time and funds in its development, will continue to be funded or developed.

Our research and development efforts will be seriously jeopardised if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

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

We lack the resources to manufacture any of our product candidates and rely on collaborators and third party contractors. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

We lack the resources to manufacture any of our product candidates on a clinical or commercial scale and do not currently have, nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials. We rely on collaborators and/or third parties for development, scale-up, formulation, optimisation, management of clinical trial and commercial scale manufacturing and commercialisation. There are no assurances we can scale-up, formulate or manufacture any product candidate in sufficient quantities with acceptable specifications for the conduct of our clinical trials or for the regulatory agencies to grant approval of such product candidate. We have not yet commercialized any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with good manufacturing practices (GMP) and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies due to the COVID-19 pandemic or other causes, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse event, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. We may not be able to meet specifications previously established for product candidates during scale-up and manufacturing.

There may be a limited number of third parties who can manufacture our products. Our reliance on third parties to manufacture our product candidates will expose us and our partners to risks including the following, any of which could delay or prevent the commercialisation of our products, result in higher costs, or deprive us of potential product revenue:

●	Contract manufacturers can encounter difficulties in achieving the scale-up, optimisation, formulation, or volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with FDA, International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”), European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of our product candidate materials for clinical study, leading to delays in our trials.
●	For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or identifying future manufacturers may be difficult. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with FDA, ICH, European and other mandated GMP regulations and/or guidelines. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.
●	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

We currently have no experience in marketing, sales or distribution of pharmaceutical products. If we develop any commercially marketable pharmaceutical products and decide to perform our own sales and marketing activities, we will require additional management, will need to hire sales and marketing personnel and will require additional capital. Qualified personnel may not be available in adequate numbers or at a reasonable cost. Further, our sales staff may not achieve success in their marketing efforts. Alternatively, we may be required to enter into marketing arrangements with other parties who have established appropriate marketing, sales and distribution capabilities. We may not be able to enter into marketing arrangements with any marketing partner, or if such arrangements are established, our marketing partners may not be able to commercialise our products successfully. Other companies offering similar or substitute products may have well-established and well-funded marketing and sales operations in place that will allow them to market their products more successfully. Failure to establish sufficient marketing capabilities would materially impair our ability to successfully market and sell our pharmaceutical products.

If healthcare insurers and other organisations do not pay for the products we hope to develop, or impose limits on reimbursement, our future business may suffer.

The drugs we hope to develop may be rejected by the marketplace due to many factors, including cost. The continuing efforts of governments, insurance companies, health maintenance organisations and other payors of healthcare costs to contain or reduce healthcare costs may affect our future revenues and profitability and those of our potential customers, suppliers and collaborative partners, as well as the availability of capital. In Australia and certain foreign markets, the pricing or profitability of prescription pharmaceuticals is already subject to government control. We expect initiatives for similar government control at both the state and federal level to continue in the United States and elsewhere. The adoption of any such legislative or regulatory proposals could adversely affect our business and prospects.

Our ability to commercially exploit our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organisations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

We may be exposed to product liability claims, which could harm our business.

The testing, marketing and sale of human health care products also entails an inherent risk of product liability. We may incur substantial liabilities or be required to limit development or commercialisation of our candidate products if we cannot successfully defend ourselves against product liability claims. We have historically obtained no fault compensation insurance for our clinical trials and intend to obtain similar coverage for future clinical trials. Such coverage may not be available in the future on acceptable terms, or at all. This may result in our inability to pursue further clinical trials or to obtain adequate protection in the event of a successful claim. We may not be able to obtain product liability insurance in the event of the commercialisation of a candidate product or such insurance may not be available on commercially reasonable terms. Even if we have adequate insurance coverage, product liability claims or recalls could result in negative publicity or force us to devote significant time, attention and financial resources to those matters.

Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Cyber-attacks or other breaches of network or information technology (IT) security, natural disasters, terrorist acts or acts of war may cause equipment failures or disrupt our research and development operations. In particular, both unsuccessful and successful cyber-attacks on companies have increased in frequency, scope and potential harm in recent years. Such an event may result in our inability, or the inability of our partners, to operate the research and development facilities, which even if the event is for a limited period of time, may result in significant expenses and/or significant damage to our experiments and trials. We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorised access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition. While we maintain insurance coverage for some of these events, the potential liabilities associated with these events could exceed the insurance coverage we maintain. In addition, a failure to protect employee confidential data against breaches of network or IT security could result in damage to our reputation. Any of these occurrences could adversely affect our results of operations and financial condition.

Risks Related to Government Regulation

If we do not obtain the necessary governmental approvals, we will be unable to commercialise our pharmaceutical products.

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

Failure or delay in obtaining regulatory approvals would adversely affect the development and commercialisation of our pharmaceutical product candidates. We may not be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical product candidates.

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

We will not be able to commercialise any current or future product candidates if we fail to adequately demonstrate their safety, efficacy and superiority over existing therapies.

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

We may not be able to undertake further clinical trials of our current and future product candidates as therapies for Parkinsonian disorders or other indications or to demonstrate the safety and efficacy or superiority of any of these product candidates over existing therapies or other therapies under development, or enter into any collaborative arrangement to commercialise our current or future product candidates on terms acceptable to us, or at all. Clinical trial results that show insufficient safety and efficacy could adversely affect our business, financial condition and results of operations.

Positive results in a clinical trial of a product candidate may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

Positive results in a clinical trial of a product candidate may not be predictive of similar results in future clinical trials. A number of companies in the biopharmaceutical industry have suffered significant setbacks in late-stage clinical trials even after achieving promising results in early-stage development. Accordingly, the results from the completed pre-clinical studies and clinical trials for our product candidates may not be predictive of the results we may obtain in later stage trials. Our clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials. Moreover, clinical data are often susceptible to varying interpretations and analyses, and many companies that have believed their product candidates performed satisfactorily in pre-clinical studies and clinical trials have nonetheless failed to obtain FDA or EMA approval for their products.

Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorisation or may condition continued marketing on commitments from us or our subsidiaries that may be expensive or time consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our or our subsidiaries’ products, additional clinical trials, changes in labeling of our or our subsidiaries’ products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of such products if approved.

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

We may be liable for errors associated with our submission of pricing data. If we are found to have knowingly submitted false pricing data to the Medicaid program, we may be liable for civil monetary penalties in the amount of up to U.S.$100,000 per item of false information. Our failure to submit pricing data to the Medicaid program on a timely basis could result in a civil monetary penalty of U.S.$10,000 per day for each day the information is late. Such failure also could be grounds to terminate our Medicaid drug rebate agreement, which is the agreement under which we might participate in the Medicaid drug rebate program. In the event that our rebate agreement is terminated, federal payments may not be available under Medicaid for our covered outpatient drugs. We cannot assure you that our submissions will not be found to be incomplete or incorrect.

If we obtain FDA approval for any of our product candidates and begin commercializing those products in the United States, our operations may be directly or indirectly through our customers, subject to various federal and state fraud and abuse laws, including, without limitation, the federal Anti-Kickback Statute, the federal False Claims Act, and physician sunshine laws and regulations.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicised safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. The implementation of cost containment measures or other healthcare system reforms may prevent us from being able to generate revenue, attain profitability, or commercialise our products. Such reforms could have an adverse effect on anticipated revenues from product candidates that impact we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and several results of operations.

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

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence and for which there is no effective treatment. Orphan drug designation affords market exclusivity post marketing authorisation for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the United States and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

There is a risk that the U.S. Congress, for example, could amend laws to significantly shorten the exclusivity period. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are similar to or interchangeable with our products, which would materially adversely affect us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court determines that we were infringing any third-party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. Licenses required under patents held by third parties may not be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialisation of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercialising our products and could adversely affect our business, financial condition and results of operations.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately permit us to maintain our competitive advantage. The following examples are illustrative:

●	Others may be able to make products that are similar to ours but that are not covered by the claims of the patents that we own.
●	Others may independently develop similar or alternative technologies or otherwise circumvent any of our technologies without infringing our intellectual property rights.
●	We or any of our collaboration partners might not have been the first to conceive and reduce to practice the inventions covered by the patents or patent applications that we own, license or will own or license.
●	We or any of our collaboration partners might not have been the first to file patent applications covering certain of the patents or patent applications that we or they own or have obtained a license, or will own or will have obtained a license.
●	It is possible that our pending patent applications will not result in issued patents.
●	Issued patents that we own may not provide us with any competitive advantage, or may be held invalid or unenforceable, as a result of legal challenges by our competitors.

●	Our competitors might conduct research and development activities in countries where we do not have patent rights, or in countries where research and development safe harbor laws exist, and then use the information learned from such activities to develop competitive products for sale in our major commercial markets.
●	The patents of third parties or pending or future applications of third parties, if issued, may have an adverse effect on our business.
●	Compulsory licensing provisions of certain governments to patented technologies that are deemed necessary for the government to access.

Changes in patent laws or patent jurisprudence could diminish the value of our patents, thereby impairing our ability to protect our products or product candidates.

As is the case with other biotechnology and pharmaceutical companies, our success is heavily dependent on intellectual property, particularly patents. Obtaining and enforcing patents in the pharmaceutical industry involves both technological and legal complexity, it is costly, time-consuming and inherently uncertain. The U.S. Supreme Court has ruled on several patent cases in recent years, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. Depending on decisions by the U.S. Congress, the federal courts, and the U.S. Patent and Trademark Office, or USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future. Similarly, the complexity and uncertainty of European patent laws has also increased in recent years. In addition, the European patent system is relatively stringent with regard to the type of amendments that are allowed during prosecution. These changes could limit our ability to obtain new patents in the future that may be important for our business.

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

Risks Related to Our Compliance with the Sarbanes-Oxley Act of 2002

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

Under Sarbanes-Oxley, we are required to assess the effectiveness of our disclosure controls and procedures (as defined in Sarbanes-Oxley) on an annual basis. If we were to conclude that our disclosure controls and procedures were ineffective, shareholder and customer confidence could be negatively affected, which could have a material adverse impact on the market price of our ordinary shares and ADSs.

Risks Related to Ownership of Our Securities

Our stock price may be volatile and the. trading market for our securities is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years ended June 30, 2021 and subsequently until September 2, 2021, the market price for our ordinary shares on the ASX has ranged from as low as A$0.012 to a high of A$0.410 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$0.28 to a high of U.S.$5.15. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We will likely seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. In May 2011, we registered U.S.$50,000,000 of securities for public sale pursuant to our registration statement on Form F-3. In July 2011, we issued a prospectus under such registration statement providing for the sale of up to 50 million ordinary shares represented by 5 million ADSs pursuant to an “At-The-Market” facility. In August 2013 we issued a prospectus providing for the sale of up to U.S.$47,184,000 of our ordinary shares under an amended “At-The-Market” facility. On November 26, 2014, we entered into Amendment No. 2 to our At-The-Market Issuance Sales Agreement, to continue the at-the-market equity program under which we may from time to time sell up to an additional aggregate of $50,000,000 of our ordinary shares represented by ADSs. From November 26, 2014 until June 30, 2015, we sold A$7.1 million of additional ordinary shares under this program. On October 13, 2016, we entered into an At-Market Issuance Sales Agreement, for an at-market offering program under which we may from time to time sell up to an aggregate of U.S.$44,460,787 of our ordinary shares represented by ADSs. On November 8, 2017 we entered into Amendment No. 1 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. From July 1, 2018 until July 1, 2020, we sold U.S.$5,124,764 of additional ordinary shares under this program. On December 16, 2020 we entered into Amendment No. 2 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. From February 10, 2021 to date, we sold U.S.$14,952,731 of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and to date we sold an aggregate of 800,813,950 ordinary shares under this facility and raised a total of A$73.9million (U.S.$62.6 million) in gross proceeds.

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

There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC to some U.S. investors, and a controlled foreign corporation, or CFC to other U.S. investors. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and were classified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2021 for some U.S. investors. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

Currency fluctuations may adversely affect the price of our securities.

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs trade on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar strengthened against the U.S. dollar. If the Australian dollar weakens against the U.S. dollar, this may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. If the Australian dollar further strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

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

If our closing bid price per ADS will fall under $1.00 and remain below $1.00 for 30 consecutive trading days, we may receive a notice of noncompliance and should be provided at least 180 days to regain compliance. We could fail to meet this, or other NASDAQ continued listing requirements and fail to cure such noncompliance, resulting in the delisting of our ADSs from NASDAQ. If we are delisted from NASDAQ, trading in our ADSs may be conducted on a market (in the United States) where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares.

Risks Related to Our Location in Australia

It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

We are incorporated in Australia. More than half of our executive officers and directors are non-residents of the United States. Therefore, it may be difficult for an investor, or any other person or entity, to enforce a U.S. court judgment based upon the civil liability provisions of the U.S. federal securities laws in an Australian court against us or any of those persons or to effect service of process upon these persons in the United States. Additionally, it may be difficult for an investor, or any other person or entity, to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Australia.

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

We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors.

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

A lack of independent directors may also make it difficult to create board committees meeting the requirements of our board committee charters and the NASDAQ Rules pursuant to which we evaluate director independence. Historically, we have strived to have an audit committee comprised of at least three independent directors and other board committees comprised solely of independent directors. Currently, our audit committee has only two members, both of who are independent under the NASDAQ Rules and applicable SEC requirements. Due to the lack of independent directors, it may be difficult to establish effective operating board committees comprised of independent members to oversee committee functions. This structure gives our executive officers additional control over certain corporate governance issues, including compensation matters and audit issues for internal control and reporting purposes, with more limited oversight of our executive officers’ decisions and activities.

Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

We are incorporated in Australia and are subject to the takeover’s laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions.

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

Our legal and commercial name is Alterity Therapeutics Limited (formerly Prana Biotechnology Limited). We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter. On April 8, 2019, we changed our name to Alterity Therapeutics Limited. Our registered office is located at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia and our telephone number is +-61-3-9824-5254. Our principal executive office is located at Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia and our telephone number is +-61-3-9349-4906. Our website address is www.alteritytherapeutics.com. The information in our website is not incorporated by reference into this annual report.

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

ATH434 has demonstrated pre-clinical evidence as a potential treatment of MSA and produced encouraging results in its Phase 1 clinical program, which was completed last year. We are in the preparatory phase of planning for Phase 2 clinical trial.

Other potential applications for our proprietary compounds include the treatment or amelioration of neurodegenerative disorders such as tauopathies, Motor Neuron disease, Creutzfeldt-Jakob disease (the human variant of Mad Cow disease), certain cancers, age-related macular degeneration, or antibiotic resistance.

Our technology is the outcome of many years of intense research from leading scientists in the area of neurodegenerative disorders and other diseases. In July 2009, a patent claiming ’8-Hydroxyquinoline derivatives’ which claims our principal clinical drug asset, PBT2, as well as other 8-Hydroxyquinoline compounds, was granted by the European Patent Office (EPO). Since the date of that grant, similar patents were granted in other jurisdictions including in the United States, Japan, China, South Korea and Russia. These patents claim the composition of matter and the uses of such compounds for the treatment of neurological diseases, including Alzheimer’s disease and Huntington disease. The patents are due to expire in July 2023, except in the United States where the patent is due to expire in December 2025. In December 2011, claims for our key patent protecting our product candidate for Parkinson’s disease, PBT434 were granted in the United States. The patent is entitled ‘Neurologically Active Compounds’ and covers the composition of matter and pharmaceutical compositions of selected families of 8-hydroxyquinazolinone compounds, including PBT434. It had also been granted in other jurisdictions including in Europe, China and Japan.

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

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2021, our capital expenditures have totaled A$34,238.

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

Our technology has been developed over an extended period and continues to develop through the collaborative efforts of highly regarded scientists, both company employees as well as representatives of research institutions in this field. These institutions include:

●	The University of Melbourne, Department of Pathology
●	Massachusetts General Hospital
●	The Florey Institute of Neuroscience and Mental Health in Melbourne
●	University of California, San Francisco
●	The University of Pavia
●	Vanderbilt University
●	State University of New York at Buffalo
●	Stanford University

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

Over the last few years, new compounds from several scaffolds were synthesised and began mechanistic profiling. The compounds are initially screened for activity in biological systems relevant to the candidate diseases we are targeting. New screens are being investigated that will assess the ability of a compound to intercede in the steps thought to underly the pathogenesis of target diseases. Such steps include pathologic protein aggregation and downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program may be progressed as back up compounds in Parkinsonian diseases and/or new indications in neurodegeneration including orphan diseases.

As a result of our candidate discovery program, in November 2020, the United States Patent and Trademark Office (USPTO) Allowed and then Granted in July 2021 a new composition of matter patent. The new patent is central to our next generation drug development portfolio focused on neurodegenerative diseases. The patent, entitled “Imidazo [1,5-A] pyridine compounds and their Use” (No. 10,941,143), covers more than 150 novel pharmaceutical compositions that are designed to redistribute the labile iron implicated in Parkinson’s disease, Alzheimer’s disease and other neurodegenerative conditions.

In August 2021, we secured a second, separate patent over a new class of iron chaperones, a technology capable of redistributing excess iron in the central nervous system. The structural backbone depicted in the patent provides the foundation for small molecule drug candidates with potential to cross the blood brain barrier and directly attack a source of neuropathology. The patent application, entitled “Compounds for and Methods of Treating Diseases” (No. 17/239,375) covers more than 80 novel compounds.

Parkinson’s Disease and Movement Disorders

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

During 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Florey Institute of Neuroscience and Mental Health in Melbourne, or the Florey Institute, to assist in the efficacy evaluation of novel compounds in models relevant to Parkinson’s disease, specifically the 6-hydroxydopamine mouse model and the MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model. The toxins used in these two mouse models mimic the disease by causing impairment of the cells of the substantia nigra, the area of the brain primarily affected in Parkinson’s disease, and subsequent loss of motor function. During 2009 and 2010, our lead Parkinson’s disease treatment candidate emerged, ATH434, (formerly known as PBT434) based on significant improvement in motor function and coordination in both models. Of note, ATH434 improved relevant indices when administered after toxins had destroyed significant amounts of substantia nigra tissue, indicating that the compound can restore and maintain normal neuronal function. During 2011, further mechanistic characterisation work demonstrated that ATH434 reduced the accumulation of the target protein in Parkinson’s disease, alpha-synuclein.

In August 2011, the New York-based Michael J. Fox Foundation awarded us a $206,000 grant entitled, ‘ATH434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials.’ The research supported by this grant has included various nonclinical studies (safety pharmacology, general toxicology, genetic toxicology), the results of which allowed the compound to be positioned for Phase 1 clinical trials in healthy volunteers and larger scale animal toxicology studies that will enable clinical trials in applicable subjects.

In November 2012, our scientists, Associate Professor Robert Cherny and Associate Professor David Finkelstein, Head of the Synaptic Neurobiology laboratory at the Florey Institute, received an NHMRC grant to study the benefits of ATH434 in a program entitled, “Identifying the mechanisms of action of a novel 8-hydroxyquinazolinone in models of Parkinson’s disease.” The program helped elucidate some of the innate mechanisms of action of ATH434.

In June 2013, our science was highlighted at the 17th Movement Disorders Congress of Parkinson’s Disease and Movement Disorders, in Sydney, Australia. Professor Colin Masters, Director of The Mental Health Research Institute at the Florey Institute and Assoc. Professor David Finkelstein presented data showing that ATH434 prevented the aggregation of alpha synuclein, the protein target in Parkinson’s and other movement disorders. The ability of ATH434 to reduce alpha-synuclein accumulation has highlighted the potential for ATH434 to treat other movement disorders characterized by the over expression alpha-synuclein including the orphan disease Multiple System Atrophy, which is a rare form of “atypical parkinsonism”.

Mechanistic work has demonstrated that ATH434 reduces oxidative stress and inhibits the aggregation of toxic α-synuclein species. Part of this investigation was supported by Parkinson’s UK grant of £150,000, awarded in 2013 to Leeds University in collaboration with Associate Professors David Finkelstein and Robert Cherny of the Florey Institute. In 2017, Drs. Finkelstein, Cherny and colleagues published data indicating that ATH434 prevented cell death in the substantia nigra in a dose-dependent manner. The data also demonstrated the therapeutic potential of ATH434 to slow neurodegeneration with results in multiple Parkinson’s disease models, including a transgenic model of Parkinson’s disease (A53T) in which mice over-expressed the alpha-synuclein protein. In A53T mice, animals treated with ATH434 exhibited significantly increased numbers of s. nigra neurons and a significant reduction in insoluble α-synuclein and incidence of clasping behavior. These results showed that ATH434 lowered alpha-synuclein, preserved neurons and simultaneously improved motor performance. The paper was entitled, “The novel compound ATH434 prevents iron mediated neurodegeneration and alpha-synuclein toxicity in multiple models of Parkinson’s disease” and was published in Acta Neuropathol Comm.

In February 2021, a second grant was awarded by the Michael J. Fox Foundation. The U.S.$495,000 funding is being used to evaluate the pharmacologic profile of ATH434 in a primate model to determine the optimal doses of ATH434 in future Parkinson’s disease clinical trials.

ATH434 has also been profiled in mouse models of atypical Parkinsonian conditions, including orphan diseases such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy, a tauopathy. In an animal model of MSA, ATH434 prevents α-synuclein aggregation and preserves neurons in the substantia nigra and decreased the number of glial cell inclusions in the brains of treated animals.  Glial cell inclusions are the pathological hallmark of MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration.  The pathologic benefits were associated with improved motor function in treated animals.

A comprehensive nonclinical program to evaluate ATH434’s profile to support clinical development is ongoing. ATH434 had no relevant off-target binding activity in a broad panel of protein interactions. ATH434 did not have significant inhibitory activity of the hERG channel relevant to expected human plasma concentrations in a GLP study. ATH434 is subject to diverse metabolic pathways and is brain penetrant. ATH434 was well-tolerated in safety pharmacology studies (GLP cardiovascular, respiratory and central safety pharmacology studies in rat). Long term toxicology and metabolism studies to support patient studies are nearing completion.

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

In September 2011, new data was published on how the ability of PBT2 to transport and deliver zinc and copper in the brain contributes to mechanisms related to its anti-toxic effects of Alzheimer’s disease, including inhibition of beta-amyloid aggregation and promotion of the activation of GSK3 protein, an important brain protein suggested to be involved in Alzheimer disease. In addition, one of our research scientists, Associate Professor Paul Adlard, received an Australian National Health and Medical Research Council, or NHMRC, grant to study the benefits of PBT2 and other compounds in age-related cognitive impairment in a program entitled, “The role of metals in healthy brain aging: identification of novel compounds to prevent age-related cognitive decline.” The grant provided an opportunity to explore the importance of metal distribution imbalances in the brain to both cognitive deficits with aging and Alzheimer disease. Also in October 2011, our scientist and co-inventor of PBT2, Associate Professor Kevin Barnham, was awarded a NMHRC grant to explore how PBT2’s copper binding and transport activity can inhibit brain excitotoxicity, which is the overstimulation of certain chemical neurotransmitter receptors on neurons (NMDA receptors). Excitotoxicity is a common feature in the brains of patients affected by neurodegenerative disorders such as Alzheimer’s disease and Huntington disease. In March 2012, our Chief Scientific Advisor, Professor Rudolph E. Tanzi, published an important body of work on the role of brain metals in the etiology of Alzheimer’s disease, supporting Alterity’s therapeutic strategy. The paper was entitled, ‘The Zinc Dyshomeostasis Hypothesis of Alzheimer’s disease’ published in PLoS ONE in March 2012.

In March 2013, Associate Professor Paul Adlard, presented a paper entitled, “Metal Chaperones are novel therapeutic agents for tauopathy.” The findings presented exemplified that the ability of PBT2 to intercede in aberrant metal and target protein interactions and to correct abnormal metal distribution in the brain resulted in PBT2 being able to prevent the formation of ‘tangle like’ inclusions in neurons in a mouse model. Tau tangles are known to cause neuronal death. This work builds upon the knowledge that PBT2 can prevent the metal mediated toxic gain of function of target proteins such as Abeta and tau to form harmful aggregates in the brain. The data was generated in transgenic mouse model of tauopathy and demonstrated a significant decrease in tau tangle formation, a significant increase in cortical and hippocampal neurons and significant increase in cognitive performance as measured by the Y-maze.

In October 2013, Associate Professor Adlard also published a paper on the ability of PBT2 to restore learning and memory in aged mice. His paper, entitled “A Novel Approach To Rapidly Prevent Age-Related Cognitive Decline” and published in the journal Aging Cell, demonstrated that PBT2 could restore the cognition of aged mice to that of young, cognitively normal mice. Age-related cognitive decline is associated with measurable structural and biochemical changes in the brain, which Alterity scientists have shown to be significantly improved by PBT2 administration. Importantly, it has been shown that PBT2 increased expression of markers of neurogenesis and increased synaptic density which in turn, correlated with improved performance on memory tasks.

The underlying mechanisms of action of PBT2 work to prevent metal mediated neurodegenerative processes including oxidative stress, formation of toxic amyloid oligomers and compromised neuronal and synaptic function leading to cognitive impairment. In Alzheimer’s disease, beta-amyloid aggregates in the synaptic cleft have been associated with impaired synaptic transmission as evidenced by reduced Long Term Potentiation experiments (LTP) in mice. Alterity scientists have published that PBT2 is able to inhibit the beta-amyloid induced inhibition of LTP, thus restoring synaptic capability and cognitive function. In February 2015, a new mechanism of action of PBT2 was published in Neurobiology of Disease which demonstrated the ability of PBT2 to protect against glutamate-induced (synaptic) excitotoxicity in a metal dependent manner. The paper was entitled, “PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning”. The over excitation of NMDA receptors in glutamatergic neurons leads to mitochondrial damage and cell death and has been postulated as one of the pathological events in Alzheimer’s disease and Huntington disease. Further elucidation of the protective role of PBT2 is required, however it appears that the zinc ionophore property of PBT2 works to increase intracellular zinc in the post synaptic terminal, triggering the release of calcium which in turn, leads to neuroprotective pathways being activated inside the neuron that prevent excitotoxicity. Over recent years, the ability of PBT2 to reduce the phosphorylation of the microtubule-associated protein ‘tau” has been demonstrated in new in vitro screening assays and modelled in transgenic mice. Phosphorylated tau is deposited in cells as fibrillar aggregates in numerous neurodegenerative diseases, notably Alzheimer’s disease and also Huntington disease and other neurodegenerative disorders. The functions of tau are regulated by site-specific phosphorylation events, which are dysregulated in the disease state, resulting in tau dysfunction and mislocalization. This can lead to aggregation, neuronal dysfunction and death. Unpublished data show that PBT2 can reduce tau phosphorylation and improve cognitive function in a transgenic tau mouse model.

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

US-based researchers have presented the effects of clioquinol in an animal model of Huntington disease, showing evidence of improved behavior, motor skills and inhibition of the abnormal form of the Huntingtin protein. Based on these findings, we have tested several proprietary compounds in collaboration with researchers based at the Veterans Affairs Medical Center and the Department of Neurology, University of California, San Francisco, under a collaborative research agreement. PBT2 has shown good efficacy in the R6/2 mouse model of Huntington disease.

In late July 2008, we received the findings from a report commissioned by us from US-based clinical researchers on the suitability of PBT2 for Huntington disease. The report detailed the relevance of animal modeling experiments done with PBT2, its demonstrated mode of action in the brains of Huntington disease model mice and its promising safety and efficacy findings in the earlier Alzheimer’s disease Phase IIa study with PBT2. The report recommended that we proceed to clinical trials in Huntington disease research participants.

In July 2010, we presented data emerging from our research and development that the neuroprotective qualities of our product candidate PBT2 indicated that it may have clinical application in Huntington disease patients in addition to Alzheimer’s disease. At the International Conference on Alzheimer’s disease in Hawaii, Associate Professor Robert Cherny described how PBT2 prolonged survival, increased motor strength and delayed involuntary limb clenching that otherwise presents in the transgenic mouse model of Huntington disease. In addition, PBT2 appears to prevent the aggregation of the hallmark toxic mutant huntingtin protein. Examination of the brains of transgenic mice revealed that PBT2 had a significant impact on preventing the degeneration of neurons, providing further evidence of the neuroprotective attributes of PBT2 that had been reported earlier in our work on Alzheimer’s disease.

In December 2010, our management assembled a team to develop a Phase IIa clinical trial protocol for the treatment of Huntington disease with PBT2. The Company comprised leading clinical researchers from Australia and the United States, including members from the Huntington Study Group based in the United States and Australia. The team designed a six month Phase IIa clinical trial testing PBT2, or the Reach2HD Trial, which included a randomized, double blind placebo controlled study of patients with early to mid-stage Huntington disease. For additional details regarding the clinical trial in Huntington disease with PBT2, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Product Candidates.”

In December 2012, we announced the publication of the paper entitled, “PBT2 extends lifespan, reduces striatal atrophy and improves motor performance in a transgenic mouse model of Huntington disease” in the Journal of Huntington disease. This paper describes how PBT2 significantly improved functional performance of the mice in the R6/2 model as a consequence of the neuroprotective properties of PBT2 by regulating certain metal mediated events in the brain.

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

Non-neurodegenerative applications

Antibiotic Resistance

In December 2020, Alterity was granted a licence by UniQuest, the commercialisation company of The University of Queensland (UQ), to novel zinc ionophore technology to combat antimicrobial resistance in superbugs. Under the licence, Alterity has secured the worldwide exclusive right to patented technology to develop and commercialise therapies that re-sensitise bacteria to antibiotics. The licensed technology combines Alterity’s PBT2 and other zinc ionophores with commonly used antibiotics to treat infections caused by multidrug resistant bacteria. A published article in the high-impact journal Science Translational Medicine, showed that PBT2 could reverse antibiotic resistance to critical superbugs and demonstrate efficacy in an animal model of sepsis.

Clinical Trials for Our Product Candidates

ATH434

In July 2019 we announced the completion of clinical trial evaluating the safety and pharmacokinetics of ATH434 in healthy volunteers. The Phase 1 study, conducted in Australia, recruited 70 adult volunteers and ten elderly volunteers with the key goals of assessing the safety, tolerability and drug disposition within the body (pharmacokinetics) of ATH434 after single and multiple oral dose administration.

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

The clinical data were presented at the American Academy of Neurology Annual Meeting in in May 2020. The presentation was based on an abstract entitled A phase 1 Study of ATH434, a Novel Small Molecule Inhibitor of α-synuclein Aggregation, in Adult and Older Adult Volunteers published in the journal Neurology. In September 2019, the Company presented a poster titled: A First in Human Study of ATH434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation at the 2019 International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress) in Nice, France. The poster presented findings from the completed Phase 1 trial of ATH434.

We are focusing on the treatment of Parkinsonian disorders, a group of neurodegenerative disorders which have Parkinsonism as a feature. Parkinsonism is a general term for slowed movement, stiffness and tremor, and occurs in idiopathic Parkinson disease and atypical forms such as Multiple system atrophy (MSA), Progressive Supranuclear Palsy, among others. The atypical forms of Parkinsonism have a limited response to available drugs for treating symptoms of Parkinson disease and prominent non-motor symptoms. Alterity’s lead indication for ATH434 is MSA, a highly debilitating disease with no approved treatments.

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

As there are currently no approved treatments for MSA and, therefore, no regulatory precedent regarding accepted efficacy endpoints, we agreed to work together with the FDA to develop an endpoint that is best suited for the MSA patients to be studied. The FDA has also encouraged us to utilise data from a natural history study planned for the US.

In parallel with the US strategy, we are also pursuing a regulatory pathway in Europe and Australia.  Given the uncertainty of study conduct and recruitment in the COVID-19 era, and with the need to target sites that are minimally impacted, it is prudent to be flexible in identifying and recruiting sites around the world and maintaining optionality.  Planning is underway to meet with European authorities. In June 2021, we received guidance from the European Medicines Agency (EMA) regarding key aspects of our Phase 2 clinical trial for investigational drug ATH434 in the treatment of MSA planned to commence in the second half of 2021.

In October 2020, we commenced enrolling patients with MSA in our natural history study referred to as bioMUSE. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations. The study is providing vital information on early stage MSA patients to optimize the design of our Phase 2 study. The study will also inform the selection of biomarkers suitable to evaluate target engagement and preliminary efficacy.

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

In August 2020, we announced that new clinical and experimental pharmacology data has been selected for presentation at the 2020 International Congress of Parkinson’s Disease and Movement Disorders (MDS 2020) and the American Neurological Association’s 2020 Annual Meeting (ANA 2020). The new data were generated from an experiment testing ATH434 in an animal model of MSA in the laboratory of Dr. Nadia Stefanova, Professor of Translational Neurodegeneration Research at the Medical University of Innsbruck. It independently confirmed and extended previous findings demonstrating that ATH434 reduces α-synuclein pathology, preserves neurons, and improves motor performance. The new cardiac safety data presented was based on the evaluating electrical activity in the heart as measured by the QT interval. The data reinforces previous safety findings from the Phase 1 clinical study that ATH434 was generally well tolerated at all doses and had an adverse event profile comparable to placebo in adult and older adult volunteers. The data indicate that there is no evidence of cardiac liability at clinically tested doses.

In February 2021 further data from the Phase 1 clinical study was presented at the 7th International Congress of Multiple System Atrophy. We presented detailed data on blood pressure with change in body position which demonstrated that ATH434 does not lower blood pressure when subjects move to the standing position. This is an important safety finding considering impaired blood pressure is a cardinal problem in MSA, thus extending the cardiac and overall safety profile previously presented.

In April 2021, we gave an oral presentation of expanded animal data to support the commercialisation of ATH434 at the American Academy of Neurology virtual annual meeting. The presentation titled ATH434 Preserves Dopaminergic Neurons, Reduces α-synuclein Oligomerization, and Improves Motor Function in a Transgenic Murine Multiple System Atrophy Model further strengthened the evidence that ATH434 is neuroprotective in brain regions implicated in Parkinsonian disorders. The results from the presentation were published in Movement Disorders (doi: 10.1002/mds.28714), the official journal of the International Parkinson and Movement Disorder Society subsequent to the end of the reporting period. The data, from an animal model of MSA, independently confirm and extend previous findings demonstrating that ATH434 reduces α-synuclein pathology, preserves neurons, and improves motor function. The new data indicate that ATH434 preserves neurons not only in the substantia nigra, a main area of pathology in Parkinson’s disease, but also in the striatum, a region of the brain that integrates information from the cortex and substantia nigra to achieve fine motor control. Impaired motor performance is a cardinal symptom of Parkinsonian disorders.

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

~~In February 2006, we completed the second Phase I safety clinical trial for PBT2. This trial was a multi-dose escalation trial of PBT2 conducted in elderly, healthy male and female volunteers completed in December 2005. Volunteers were dosed at a selected dose for seven days; the dose range was from 200mg to 800mg per day. Both Phase I trials demonstrated that PBT2 was well tolerated and suitable for progression to Phase II trials in patients with Alzheimer’s disease.~~

In February 2008, we reported the top line results of our three month double-blind, placebo-controlled safety and tolerability Phase IIa study of PBT2 in 80 elderly male and female patients with mild forms of Alzheimer’s disease. We announced that the trial primary endpoints of safety and tolerability were met and we also announced that with respect to the secondary endpoints, namely biomarker, cognition and behavioral changes, several significant and promising changes were observed. Specifically, that in the cerebrospinal fluid (CSF), PBT2 treatment at a 250mg dose resulted in a significant decrease in the target Abeta 42 protein. In addition, at the 250mg dose, while no significant effect was observed with the ADAS-cog, two of the five NTB tests for improvement in executive function were significantly improved. In July 2008, the results of the Phase IIa trial were published in The Lancet Neurology journal.

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

In November 2011, we announced the approval from the Austin Health Research Ethics Committee based at the Austin Hospital in Melbourne, to commence a 12 month Phase II imaging trial with PBT2 in patients with prodromal or mild Alzheimer disease. The study was supported in part by a grant of U.S.$700,000 from the New York based Alzheimer’s Drug Discovery Foundation, or ADDF. The trial entailed forty patients treated for twelve months with either 250mg PBT2 or a placebo. The trial was designed to investigate the effect of PBT2 on a patient’s beta amyloid burden in the brain as measured by Positron Emission Tomography imaging (PET), secondary endpoints included brain metabolic activity as measured by F-18-fluorodeoxyglucose, FDG - PET and brain volume by Magnetic Resonance Imaging, or MRI, and safety. No significant changes in the primary endpoint comparing beta amyloid burden as measured using the imaging agent, Pittsburgh compound B (PiB) in the 27 patients treated with 250mg PBT2 compared to the 15 patients on placebo. Confounding interpretation of the result was the observed overall decline in amyloid burden in the placebo group. No improvement was observed for the secondary endpoints including brain metabolic activity, cognitive and functional measures. However, for patients treated with PBT2 there was a trend towards preserving brain volume in the hippocampus compared to those patients on placebo. A key secondary endpoint was the safety profile of PBT2 after 52 weeks treatment – the longest duration of PBT2 exposure to date in a clinical trial. The adverse event profile of the treatment versus placebo group was equivalent and 40 of the 42 enrolled participants completed the 52 week trial. Participants were provided the option to continue treatment on PBT2 for a further 52 weeks in an open label study, the ‘IMAGINE Extension study’ and thirty three participants elected to do so with twenty-seven participants completing the IMAGINE Extension study. The independent Data Safety Monitoring Board did not identify any safety concerns related to PBT2 over the combined two year period of the IMAGINE and IMAGINE Extension studies. Unpublished analysis of the IMAGINE Extension data does not distinguish between 12 and 24 months of exposure to PBT2 on any of the measured trial outcomes. However, exploratory post-hoc information from the Extension phase suggest that for the cohort of 27 trial participants that completed all 24 months (11 of the 15 participants that started IMAGINE on placebo together with 16 of the 25 participants that remained on PBT2 for 24 months), the amyloid levels decreased in this cohort compared to an historical control group from the Australian Imaging Biomarker and Lifestyle (AIBL) study.

In late 2012 we finalized the enrolment to a Phase II trial to test PBT2 in patients with Huntington disease over six months. The trial, known as “Reach2HD”, was undertaken under an open IND application through the FDA and was conducted in clinical sites across the United States and Australia. The Phase IIa trial design entailed a double blind placebo controlled study of 109 patients with early to mid-stage Huntington disease. The primary objective for the trial was safety and tolerability of PBT2 in this Huntington disease patient population. Secondary endpoints included the effect of PBT2 on cognition, behaviour, functional capacity, motor effects. In addition, a small (n=6) exploratory arm of the study, was undertaken under the guidance of the co-Principal Investigator of the study, Professor Diana Rosas, using MRI brain imaging to undertake iron mapping and volumetric assessment in a patient’s brain. Professor Rosas has published that iron and other metals change in concentration and distribution in the brain with increasing severity of the condition. This study was the first clinical trial with PBT2 in this patient population and the results were reported in February 2014. The primary objective of the study was achieved with PBT2 being demonstrated as safe and well tolerated in this first study of PBT2 in Huntington disease.

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

While we intend to seek patent protection for our therapeutic candidate products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be approved, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by us or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialisation of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court of competent jurisdiction determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be foreclosed from the development, export, manufacture or commercialisation of the product requiring such license or encounter delays in product introductions while we attempt to design around such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

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

Patent Portfolio

Since June 30, 2020 we have continued to advance our patent portfolio.

The Company’s previously reported March 2019 provisional patent application, that exemplifies in excess of 150 novel compounds all of which modulate biological iron for the treatment of Parkinson’s, Alzheimer’s and other neurological diseases and titled “Compounds for and Methods of Treating Diseases”, matured on 13 March 2020 to a PCT application, No. PCT/AU2020/050235.

Contemporaneously with filing the PCT application on March 13, 2020, we also filed United States complete application, application No. 17/239,375, deriving from the same provisional application, under track 1, which is the United States procedure for expedited review of patent applications. The Company announced allowance of the United States application on November 16, 2020 and announced its grant on July 1, 2021. In securing the patent grant, no prior art was cited against the application.

On June 18, 2020 we filed another provisional application to register a patent that claims another 80 novel compounds, also that modulate biological iron and also titled “Compounds for and Methods of Treating Diseases”. This application matured to a an PCT application No. PCT/AU2021/050633 on June 18, 2021. Similarly to the first mentioned patent application, contemporaneously with filing the PCT application on April 23, 2021, we also filed United States complete application, application No. 16/818,641, deriving from the same provisional application, under track 1. We announced allowance of the United States application on August 4, 2021 and in securing the allowance, no prior art was cited against the application.

Subsequent to the end of the period, on August 27, 2021 we filed a PCT application No. PCT/AU2021,050,986 to register a patent that claims an additional 150 novel compounds all of which modulate biological Zinc for the treatment of neurological, cancer, viral and other infectious diseases and titled “Compounds for and Methods of Treating Diseases”.

In the past 12 months we have advanced those of our patent families that are pending registration and that align with our development programs.

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline compounds class and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, South Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ quinazolinone chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds. It covers the ATH434 composition of matter.

“Method of treatment and prophylaxis and agents useful for same” Filed: April 13, 2007	Patents have been Granted in Australia, Singapore, South Africa, Canada, Japan, Israel, China and New Zealand and the USA. A case has been Granted in Europe and has been validated in separate countries. An application is under examination in Brazil.	This invention was originally filed to claim the use of MPAC compounds for the treatment of Age related Macular Degeneration.

“Quinazolinone compounds” Filed: December 24, 2008	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to 2,3 disubstituted quinazolinone compounds used in the treatment of Parkinson’s Disease.

“4H-Pyrido(1,2-a) Pyrimidin-4-one compounds” Filed: December 2, 2015	PCT National phase patent applications has been filed in Australia, Brazil, Canada, China, EA, EU, India, Japan, Malaysia, NZ, Korea and the USA. A case in the USA has proceed to Grant.	This invention is directed to novel F3 compounds for the treatment of neurodegenerative diseases.

“Method of treating immunoglobulin light chain amyloidosis” Filed: July 1, 2016	A PCT patent application has entered National Phase and awaits examination.	This invention is directed to the treatment of light chain amyloidosis with a known compound.

“Compounds for Methods of Treating Diseases” Filed: March 13, 2020	A PCT application is pending national phase application and a US patent has been granted.	This invention is directed to 150 novel compounds and for the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: June 18, 2021	A PCT is pending national phase application and a US patent has been allowed	This invention is also directed to 80 novel compounds and for the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: August 27, 2021	An Australian provisional patent has been filed.	This invention is directed towards 150 novel compounds for the treatment of neurodegenerative diseases and infectious diseases.

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

There are currently no approved drugs for the treatment of Multiple System Atrophy (MSA). If we are able to successfully develop ATH434 and gain approval for the treatment of MSA, we may compete with the following drug candidates which are in development:

●	BHV-3241 (Formerly AZD-3241). This product is being developed by Biohaven, who licensed it from AstraZeneca after a negative Phase 2 study in MSA. It is thought to act by inhibiting the enzyme myeloperoxidase. A Phase 3 study is ongoing.

●	Anle138b. This product is being developed by Modag, GmBH and is thought to act by dissolving aggregated forms of the alpha-synuclein protein. They have recently completed a Phase 1 study.

●	BIIB101. This product is being developed by Biogen and is thought to act by interfering with the synthesis of the alpha-synuclein protein. The product is administered by direct injection into cerebrospinal fluid. A phase 1 study is ongoing.

●	Lu AF82422. This product is being developed by Lundbeck and is thought to act by interfering with the extracellular spread of the alpha-synuclein protein. It is in Phase 1 development.

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

Clinical trials can take many years to complete and require the expenditure of substantial resources. The length of time varies substantially according to the type, complexity, novelty and intended use of the product candidate. We cannot make any assurances that once clinical trials are completed by us or a collaborative partner, we will be able to submit as scheduled a marketing approval request to the applicable governmental regulatory authority, or that such request and application will be reviewed and cleared by such governmental authority in a timely manner, or at all. Although we intend to make use of fast-track and abbreviated regulatory approval programs when possible and commercially appropriate, we cannot be certain that we will be able to obtain the clearances and approvals necessary for clinical testing or for manufacturing and marketing our pharmaceutical products candidates. Delays in obtaining regulatory approvals could adversely affect the development and commercialisation of our pharmaceutical product candidates and could adversely impact our business, financial condition and results of operations.

During the course of clinical trials and non-clinical studies, including toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by human research ethics committees, institutional research boards, the TGA, EMA, FDA or other regulatory authority for any or all targeted indications. Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that PBT2, ATH434 or any other product candidates will be safe or effective when administered to patients.

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

We expect that we will be required to design and develop new synthetic pathways and formulations for manufacturing most, if not all, of the products that we currently intend to develop or may develop in the future. We cannot predict the success of such efforts, the purity of the products that may be obtained or the nature of the impurities that may result from such efforts. If we are not able to obtain a suitable formulation or an acceptable purity for any product candidate or an acceptable product specification, nonclinical and clinical trials would be delayed, which could adversely affect the priority of the development of our product candidates, our business, financial condition and results of operations. We cannot guarantee that it will be possible to scale up new synthetic processes or make the necessary validated process improvements to provide sufficient quantities of drug substance for clinical drug trials, which could indefinitely delay the initiation of clinical trials utilizing drug substance. We also cannot guarantee that the drug substance will be suitable for high throughput drug product manufacturing. This may adversely impact the cost of goods or feasibility of market scale manufacture.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited, incorporated in the United States and the United Kingdom, respectively.

D.	Property, Plant and Equipment

Our executive offices are located at Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia, where we occupy approximately 223 square meters. The lease for the facility, originally expired on September 17, 2020, and has been extended until March 31, 2022, with an annual rent of A$39,426. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, where we occupy approximately 911 square feet. The lease for the facility, which expires on November 30, 2021, has an annual rent of U.S.$30,060. We also utilize a facility at 30 Flemington Rd, Parkville, VIC 3010 where we occupy approximately 44 square meters. The lease for the facility which expires on July 31, 2024 has an annual rent of A$16,379.

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

Background

We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997. The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the ASX. From September 5, 2002 until April 8, 2019, our ADSs traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” and our ordinary shares have traded under the symbol “ATH” since that date.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have completed four Phase I studies of PBT2 and a Phase IIa clinical trial for PBT2 in patients with Alzheimer’s disease. We have completed the “IMAGINE” Phase II biomarker imaging trial in Alzheimer’s disease and a fifty-two week open label IMAGINE Extension study and the “Reach2HD” Phase IIa trial in Huntington disease. In 2019, we completed a Phase I clinical trial of ATH434 (formerly PBT434) in healthy volunteers. For details regarding clinical trials for our lead compounds, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Product Candidates.”

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

COVID-19

In December 2019, a novel strain of coronavirus (SARS-CoV2) emerged in Wuhan, Hubei Province, China. SARS-CoV2 is the causative agent of COVID-19. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread globally.

The jurisdictions in which we conduct our business have variously imposed mandates and/or regulations or implemented measures to counter the spread of SARS-CoV2 (the COVID-19 virus) to control the impact of the pandemic on public health and their respective economies.

These control measures collectively have changed over the course of the pandemic and are expected to continue to evolve in response to the changing nature of the pandemic and its impact on public health and economic growth. Moreover, the emergence of variants of the COVID-19 virus, caused by mutations, has led to a resurgence in infections and prompted renewed uncertainty. We have been affected in a number of ways, such as the way in which we operate our headquarters operations, our interaction with our scientists and their activities, and planning for and carrying out clinical trials, all of which have experienced some short-term disruption and may suffer long-term changes in the way we will do business. Actions such as government lock downs have slowed or, in some cases, temporarily stopped research and development activities and clinical trials. Various safety protocols for personal interactions may hamper research and development activities.

In addition to the government mandates for controlling the many different health and economic effects of the COVID-19 virus and pandemic, individual institutions with which we work, such as hospitals, laboratories and educational institutions have taken actions that will disrupt the progress of our business plans for the Company and our individual subsidiaries. Most educational institutions and many laboratories curtailed or limited access to their facilities since the pandemic started in 2020 and are still working out how they will operate going forward; in the context of resurgent infections due to viral variants. We are expecting that going forward there will be unpredictable limitations on access to these institutions and facilities for our researchers and research partners. Overall, changes in the way our development activities can be conducted may result in delays in our conducting research activities, carrying out clinical trials and making regulatory submissions. The financial effect will be that our development expenses may increase and we may have to obtain additional capital funding. Any required additional equity funding will be dilutive to the equity of our current investors and debt financing will have restrictive covenants that could adversely affect our business plans and operational objectives. Any further funding that we may need may not be available or even if available it may not be on terms that are acceptable to us.

Results of Operations

Year ended June 30, 2021 compared to year ended June 30, 2020

Interest income

Interest income increased to A$20,676 for the year ended June 30, 2021 from A$17,117 for the year ended June 30, 2020, an increase of A$3,559, or 20.8%. The increase in interest income is primarily attributable to the higher Australian dollar cash balances during the current fiscal year.

Other Income

We have recognised a receivable and other income of A$4,126,364 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year ended June 30, 2021, on which we are entitled to a 43.5% refundable offset under an Australian R&D tax incentive scheme that was introduced on July 1, 2019. In the prior period, we applied to the Australian Taxation Office (ATO) for a determination regarding our eligibility to receive the R&D Tax Incentive as a refundable cash offset.  The ATO did not provide a positive determination relating to the receipt of the tax incentive as a refundable cash offset under the applicable regulations.  Accordingly, we did not recognize a receivable and other income of A$3,363,433 relating to eligible expenditure for the year ended June 30, 2020. The income tax return for the year ended June 30, 2020 has since been lodged and the R&D Tax Incentive assessed as a non-refundable cash offset. We are considering our options, including appealing this assessment. For the year ended June 30, 2021, we are eligible to receive the refundable tax offset, so a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 was not required and the management has assessed activities and expenditures that are likely to be eligible under the incentive scheme and therefore recorded A$4,126,364 in other income.

We had other income of A$145,626 for the year ended June 30, 2021 relating to government assistance received during the year, from the Australian Governments (at both federal and state level), in response to the economic and financial challenges in the current economy due to the COVID-19 pandemic.

We were awarded a U.S.$495,000 grant from the Michael J Fox Foundation for Parkinson’s Research during the year ended June 30, 2021, to carry out a research programme and we recognised A$213,235 as other income.

Research and development expenses

Our research and development expenses increased to A$12,283,848 for the year ended June 30, 2021 from A$10,098,439 for the year ended June 30, 2020, an increase of A$2,185,409, or 21.6%. The increase is attributable to the increase in activity in relation to preparation for the Phase 2 study of our lead product candidate ATH434.

General and administrative expenses

General and administrative expenses increased to A$6,937,842 for the year ended June 30, 2021 from A$3,446,139 for the year ended June 30, 2020, an increase of A$3,491,703, or 101.3%. The increase is attributable to share based payment expense relating to the issue of options to key management during the period, termination payments and increased consultants’ fees.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, increased to A$360,026 for the year ended June 30, 2021 from A$352,922 for the year ended June 30, 2020, an increase of A$7,104, or 2.01%.

Foreign exchange gain (loss)

We recorded a foreign exchange loss of A$297,111 for the year ended June 30, 2021 compared to a foreign exchange gain of A$333,055 for the year ended June 30, 2020. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2021 fiscal year, the Australian dollar appreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2020 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2021 fiscal year, we incurred a foreign exchange loss of A$426,782 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$129,671 attributable to foreign currency transactions. In the 2020 fiscal year, we incurred a foreign exchange gain of A$262,977 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$70,078 attributable to foreign currency transactions.

For a comparison of our results of operations between year ended June 30, 2020 and year ended June 2019, see Item 5.A. “Results of Operations” of our annual report on Form 20-F as filed on September 15, 2020.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

We have adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board ‘IASB’ that are mandatory for the current reporting period.

The adoption of these standards has not had any impact on the disclosures or amounts reported in these financial statements.

Australian Disclosure Requirements

Dividends

No dividends have been paid during the financial year (2020: nil). The Directors do not recommend the payment of a dividend in respect of the current financial year (2020: nil).

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the year.

Events since the end of the financial year

As announced on July 2, 2021, we issued 322,857,900 shares at $0.0532 per share raising A$17 million through the use of our “At-The-Market” (ATM) facility to fund working capital and continue our research and development activities.

No other matters or circumstances, other than those disclosed in note 17 of the consolidated financial statements, have arisen since June 30, 2021 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

Likely developments and expected results of operations

The likely developments in our operations, to the extent that such matters can be commented upon, are covered in Item 5A of this report.

Environmental regulation

We are involved in scientific research and development, and the activities do not create any significant environmental impact to any material extent. Our scientific research activities are in full compliance with all prescribed environmental regulations.

B.	Liquidity and Capital Resources

We are a development stage company, have had no sales income to date and as of June 30, 2021, our accumulated deficit totaled A$169,728,414. We had A$28,115,516 of cash and cash equivalents as of June 30, 2021, compared to A$9,196,892 as of June 30, 2020.

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

In July 2010, we raised A$1.15 million before costs in a private placement of 7.065 million of our ordinary shares (equivalent to 117,750 ADSs on a post reverse ratio basis)) to Quintiles, at a price of A$0.1624 per ordinary share

On February 21, 2011, the ADDF awarded us a grant of U.S.$700,000, to be provided in two equal instalments over two years. The purpose of the grant was to support a Phase II imaging trial with PBT2 to investigate the effect of PBT2 on the deposition of beta-amyloid in the brains of patients with mild Alzheimer’s disease The ADDF is based in New York and functions on a venture philanthropy model. We issued a convertible promissory note to the ADDF in the principal amount of the grant and a five-year warrant to purchase 612,397 ordinary shares of our company at a price per share of A$0.17, being the closing pricing of our ordinary shares on the ASX on the date of our agreement with ADDF. We also agreed to issue an additional five-year warrant to purchase U.S. $105,000 of our ordinary shares at a price per share equal to the closing price of our ordinary shares on the ASX on the date the second instalment of U.S.$350,000 was paid. The note was repaid in full.

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

In June 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that expired on March 24, 2015.

In July 2011, we entered into an At-The-Market Issuance Sales Agreement with a U.S. broker and issued 2,785,221 million ADSs on a post reverse ratio basis under the At-The-Market Issuance Sales Agreement for gross proceeds of A$39.4 million. On November 26, 2014 we entered into an Amendment to the At-The-Market Issuance Sales Agreement to continue the at-the-market equity program. We sold 749,242 of our ADSs on a post reverse ratio basis for aggregate gross proceeds of approximately A$7.11 million through this facility.

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

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and Jones Trading Institutional Services LLC, which was amended on November 8, 2017 and December 16, 2020. We have raised US$ 20,077,495 under this program.

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

In October 2020, we received commitments for a capital raising of A$35 million by means of a two tranche placement to Australian and international institutions and other unrelated sophisticated, professional or exempt investors. The placement was fully subscribed and was conducted at A$0.037 per share. For every share allocated in tranche two of the placement, one option was issued. The option has an exercise price of A$0.07 per share and an expiry date of three years post allotment. The first tranche was completed on October 23, 2020 with A$10 million received. The second tranche was completed on November 4, 2020 following approval by shareholders at the Annual General Meeting held on November 18, 2020. We received the remaining A$25 million at the same time. A total of 945,945,946 shares and 674,694,939 free-attaching options were issued across both tranches.

As of June 30, 2021, we had a total of 835.2 million unlisted, unexercised options outstanding. The options have exercise prices ranging from A$0.03 to A$0.11. If all unlisted options were exercised, we would receive consideration of A$56.5 million in total.

From inception to June 30, 2021, our capital expenditures have totaled A$754,860, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research facility at The University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 20 years, with a net balance as of June 30, 2021 of A$ 31,313. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We believe the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

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

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax incentive. In the year ended June 30. 2021, we recorded A$4.1 million in other income with respect to funds we will receive in relation to the 2021 financial year under the research and development tax incentive scheme.

We have incurred recurring losses since inception, including an operating loss of A$15.3 million and A$13.5 million for the years ended June 30, 2021 and 2020, respectively, and an operating cash outflow of A$17.3 million and A$9.4 million, respectively. We expect to continue incurring losses for the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs. Our cash and cash equivalents on hand as of June 30, 2021 of A$28.1 million. During the financial year we raised A$35 million by means of a two tranche placement to institutions and other unrelated sophisticated, professional or exempt investors. Subsequent to June 30, 2021 our cash has increased by a further A$17 million raised from the sale of our ordinary shares pursuant to our ‘At-The-Market” (ATM) facility. Furthermore, we have recorded a Trade and Other Receivable as at June 30, 2021 of A$4.1 million from the Australian Taxation Office in respect of our 2021 Research and Development Tax Incentive claim. On this basis, we believe we have sufficient funds to meet our forecast cash outflows for all planned research activities, including preparation for and commencement of the ATH434 Phase 2 clinical study and working capital for at least twelve months from the date of this report.  The consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of our assets and the satisfaction of our liabilities in the normal course of business.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2021	2020	2019
	(A$)
Net cash (used) in operating activities	(17,330,069)	(9,431,122)	(13,954,818)
Net cash used in investing activities	(10,472)	(16,744)	(7,022)
Net cash generated from(used) in financing activities	36,685,947	3,981,877	12,722,309
Net increase(decrease) in cash and cash equivalents	19,345,406	(5,465,989)	(1,239,531)
Cash and cash equivalents at beginning of period	9,196,892	14,399,904	15,235,556
Exchange rate adjustments on cash held in foreign currencies	(426,782)	262,977	403,879
Cash and cash equivalents at end of period	28,115,516	9,196,892	14,399,904

Net cash used in operating activities was A$17,330,069, A$9,431,122 and A$13,954,818 during the years ended June 30, 2021, 2020 and 2019, respectively. Our payments to suppliers and employees during the years ended June 30, 2021, 2020 and 2019 were A$17,720,622, A$14,363,974 and A$17,325,579, respectively. Our operating activity receipts for the years ended June 30, 2021, 2020 and 2019 of Nil, A$4,824,880 and A$3,251,672 consisted of R&D tax incentive refunds. The A$3,356,648 increase in payments to suppliers and employees for the year ended June 30, 2021 when compared to the year ended June 30, 2020 reflects the increase in activity during the year due to preparation for the Phase 2 study of ATH434. The A$2,961,605 decrease in payments to suppliers and employees for the year ended June 30, 2020 when compared to the year ended June 30, 2019 reflects the decrease in activity since the end of the financial year 2019 due to the conclusion of the Phase 1 study of ATH434 during the prior period. During the years ended June 30, 2021, 2020 and 2019, our payments to suppliers and employees was offset in part by interest received of A$20,491, A$19,162 and A$119,089, respectively.

Net cash used in investing activities was A$10,472, A$16,744 and A$7,022 during the years ended June 30, 2021, 2020 and 2019, respectively. Cash flows used for investing activities was primarily attributable to payments for the purchase of a property and equipment for the years ended June 30, 2021, 2020 and 2019.

Net cash generated from in financing activities was A$36,685,947, A$3,981,877 and A$12,722,309 for the years ended June 30, 2021, 2020 and 2019. Cash generated from financing activities in the year ended June 30, 2021, 2020 and 2019 mainly related to gross proceeds from the issuance of shares amounting to A$39,236,886, A$4,363,886 and A$13,084,629 respectively.

Unrealized foreign exchange loss of A$426,782 were incurred for the year ended June 30, 2021 and unrealized foreign exchange gains of A$262,977, A$403,879 respectively were incurred for the years ended 2020 and 2019. In 2021, the Australian dollar appreciated against the U.S. dollar by 9.16%. In 2020, the Australian dollar depreciated against the U.S. dollar by 1.66%. In 2019, the Australian dollar depreciated against the U.S. dollar by 5.16%.

c.	Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States and other countries to enable us to investigate a variety of therapeutic indications including Alzheimer’s disease, Huntington disease, Parkinsonian movement disorders and selected cancers. These collaborative arrangements ensure that we work with well-respected laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

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

When a product candidate is identified as suitable for clinical development, we establish a project team to coordinate all non-clinical and clinical development and manufacturing activities. Typically, we engage a clinical research organization to manage patient enrollment, data management, clinical site coordination and statistical analysis, as is the case with the development of our lead compound ATH434 through Phase1 and 2 development. We manage our manufacturing campaigns through clinical manufacturing organisations for quality assurance and GMP compliance. All clinical, non-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities, regulators and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

Our technology does not currently require the licensing of enabling technology licenses or freedom to operate licenses. Our product candidates are designed and synthesised by our employees and the intellectual property of such product candidates is owned by us.

D.	Trend Information

We are a development stage company and while we believe that our technology will offer novel therapeutic strategies into an expanding market, we cannot predict with any degree of accuracy the outcome of our research or commercialisation efforts.

We have not commercialised any products to date. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercialising our product candidates, including ATH434, PBT2 and new candidate products.

We will need substantial additional funding in order to complete the development, testing and commercialisation of our product candidates. The commitment to these projects will require additional external funding, at least until we are able to generate sufficient cash flow from sale of one or more of our products to support our continued operations. If adequate funding is not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force us to relinquish rights to certain of our technologies, products or potential markets or that could impose onerous financial or other terms. Management is continuing its efforts to obtain additional funds so that we can meet our obligations and sustain operations.

E.	Off-Balance Sheet Arrangements

We are not a party to any material off-balance sheet arrangements. In addition, we have no unconsolidated special purpose financing or partnership entities that are likely to create material contingent obligations.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

Alterity Therapeutics Limited’s Board of Directors (“the Board”) presents the 2021 Remuneration Report, which has been prepared in accordance with the relevant Corporations Act 2001 (“Corporations Act”) and accounting standards requirements.

The remuneration report sets out remuneration information for our Group’s key management personnel (“KMP”) as defined in the International Accounting Standards 24 ‘Related Party Disclosures’ and the Australian Corporations Act 2001 for the financial year ended June 30, 2021.

The remuneration report has been audited as required by s308 (3C) of the Corporations Act.

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler(1)	66	Chairman of the Board of Directors
David A. Stamler(1)	60	Chief Executive Officer
Kathryn J.E. Andrews	54	Chief Financial Officer
Lawrence B. Gozlan	42	Director
Peter A. Marks(2) (3)	65	Director
Brian D. Meltzer(2)(3)	67	Director
David A. Sinclair	52	Director
Tristan Edwards	46	Director

(1)	On January 7, 2021 David Stamler, previously Chief Medical Officer and Senior Vice President Clinical Development was appointed Chief Executive Officer replacing Geoffrey Kempler who continued as Chairman of the Board of Directors.
(2)	Member of the Audit Committee
(3)	Member of the Remuneration Committee and Share Plan Committee

Mr. Geoffrey Kempler has served as Chairman of our Board of Directors since November 1997, between November 1997 and August 2004 he served as our Chief Executive Officer, and again assumed the position of Chief Executive Officer from June 2005 until January 2021. Mr. Kempler is one of the founders of our Group. Mr. Kempler is a qualified psychologist. Mr. Kempler has extensive experience in investment and business development and has been responsible for the implementation of our strategic plan and the commercialisation of our technology.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

Opthea Limited (November 30, 2015 to October 12, 2020)

Dr. David Stamler, M.D. was appointed Chief Executive Officer in January 2021 and previously served as our Chief Medical Officer and Senior Vice President, Clinical Development since May 2017.  Prior to joining Alterity, Dr. Stamler served as the Vice President, Clinical Development and Therapeutic Head for Movement Disorders at Teva Pharmaceutical Industries from 2015 to 2017 after Teva acquired Auspex Pharmaceuticals. Dr Stamler was the Chief Medical Officer of Auspex from January 2011 until 2015. Prior to that, he served as Senior Vice President and Chief Medical Officer at XenoPort, Inc., a publicly-traded biopharmaceutical company, from 2008 to 2010 and Chief Scientific Officer and Head of Drug Development at Prestwick Pharmaceuticals, Inc., a private pharmaceutical company, from 2005 to 2008. Before Prestwick Pharmaceuticals, Inc., Dr. Stamler worked at Fujisawa Pharmaceutical Co. and its subsidiaries from 1997 to 2005 in various leadership roles, including Vice President, Research and Development, Medical Sciences at Fujisawa Healthcare, Inc. from 2003 to 2005 and as Vice President, Clinical Research Center at Fujisawa Research Institute of America from 2000 to 2003. Dr. Stamler began his career at Abbott Laboratories, a publicly-traded global pharmaceuticals and healthcare products company, where he served in various positions from 1993 to 1997, including Director of Clinical Research, Pharmaceutical Products for the International Division. Dr. Stamler received an M.D. from the University of Chicago—The Pritzker School of Medicine and a B.A. in Biology from the University of Chicago.

Ms. Kathryn Andrews is a highly experienced biotechnology CFO.  She was appointed CFO in November 2014.  Between 2012 and 2014, Ms. Andrews held a senior role with The CFO Solution, a firm focused on providing an outsourced CFO team including company secretarial to listed public companies, mainly in the biotechnology sector.  Between 2002 and 2006 Ms. Andrews was the CFO and Company Secretary of Antisense Therapeutics Limited.  Ms. Andrews has also provided contract accounting, governance and consulting services to various mining and resources, technology and government organisations from 2007 to 2012 and 1999 to 2002.  Between 1989 and 1998 Ms. Andrews was employed by Rio Tinto Limited in a variety of accounting, internal audit and financial management roles.  Between 1985 and 1989 Ms. Andrews was employed by BP Australia Limited in accounting roles.  Ms. Andrews is a Certified Practicing Accountant and holds a Bachelor of Commerce from the University of Melbourne.

Mr. Lawrence Gozlan has served as a director of our Group since August 2011. Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is currently a Director of Opthea Limited, an ASX listed drug development company, and a number of private biotechnology companies in the USA. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

Other current directorships of listed public companies

Opthea Limited (Appointed July 24, 2020)

Former directorships of listed public companies within the last 3 years

None

Mr. Peter Marks has served as a director of our Group since July 2005. For the period November 21, 2006 to October 20, 2011, Mr. Marks also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that was focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment banking and corporate advisory firm. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently Chairman of Newburyport Partners, a boutique corporate and capital markets advisory firm specializing in advising small to mid-cap companies. Mr. Marks was until March 31, 2020 a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed municipal & industrial waste water technology business. Mr. Marks is also a non-executive director of Electriq~Global Ltd, an unlisted public company developing a novel and safe hydrogen fuel storage and transportation system. He also currently serves as Director of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies and a non-executive director of Nyrada Inc, which is developing several pre-clinical non-oncology projects, and which was listed on ASX in January 2020. He has also served as a non-executive director of ASX listed company, Elsight Ltd since January 2020.From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, to valuation, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh.

Other current directorships of listed public companies

Noxopharm Ltd (appointed March 2016)

Nyrada Inc (appointed March 2018)

Elsight Ltd (appointed January 2020)

Former directorships of listed public companies within the last 3 years

Fluence Corporation Ltd (ASX Listed)

Mr. Brian Meltzer has served as a director of our Group since December 1999. Subsequent to several years as Chief Economist of ICI Australia (now Orica), Mr. Meltzer spent 25 years in investment banking. His breadth of expertise includes major property transactions, corporate advisory, corporate finance, management buyouts, venture capital and large-scale syndications. He has held a number of Board and Board Advisory roles for private companies in the human resources, health, aged care, software, entertainment and finance sectors, including Director of a federal government licensed Innovation Investment Fund. Mr. Meltzer is also a Director of the Australia-Israel Chamber of Commerce, Chairman of Independence Australia and Chairman of a privately owned corporate health and wellness business.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Dr. David Sinclair was appointed as a director on April 8, 2019. He is the co-founder and chairman of Life Biosciences LLC. He is also a tenured professor in the Department of Genetics at Harvard Medical School, a co-director of the Paul F. Glenn Center for Biology of Aging Research, and serves on the non-profit boards of the American Federation for Aging Research and the Sanford Lorraine Cross Award. Dr. Sinclair is regarded as one of the world’s leading researchers on aging and age-associated diseases, with key contributions to understanding why we age and how to slow and even reverse the process. He has co-founded multiple biotechnology and genomics companies working on aging, neurological, metabolic, infectious and rare diseases. He has received more than 35 awards for his medical research, innovation, and teaching. In 2014, he was named in TIME Magazine’s “100 Most Influential People in the World” and in 2018 was named in TIME Magazine’s “50 Most Influential People in Health Care”. In 2018 Dr Sinclair was appointed an Officer of the Order of Australia for “distinguished service to medical research into the biology of aging and lifespan extension, as a geneticist and academic, to biosecurity initiatives, and as an advocate for the study of science”.

Dr. David Sinclair is a director of Life Biosciences LLC, a privately held company which is a substantial shareholder of the Group.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

Mr. Tristan Edwards was appointed as a director on April 8, 2019. Mr. Edwards is the co-founder and President of Life Biosciences LLC. Tristan has extensive global financial capital markets, regulatory compliance, and fiduciary oversight experience, following a 16-year investment career spanning leading financial organisations across Australia, London, HK and Singapore. His professional background has been in senior investment roles at leading financial groups such as Goldman Sachs, Brevan Howard, Trafalgar Capital and Mosaic Asset Management. He started his career as an analyst with the Australian Commonwealth Department of Finance. Mr. Edwards has a degree in Commerce from the University of Tasmania, and held the CFA, CMT and CPA designations.

Mr. Tristan Edwards is a director of Life Biosciences LLC, a privately held company which is a substantial shareholder of the Group.

Other current directorships of listed public companies

None

Former directorships of listed public companies within the last 3 years

None

There are no family relationships among our directors and senior executives.

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of the Group, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Director	Number of ordinary shares	Number of options over ordinary shares
Geoffrey Kempler	18,011,000	19,000,000
Lawrence Gozlan	—	8,250,000
Peter Marks	43,111	8,250,000
Brian Meltzer	326,666	8,250,000
David Sinclair	—	7,000,000
Tristan Edwards	—	7,000,000

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2021 and the number of meetings attended by each director were:

	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings
Director	A	B	A	B	A	B
Geoffrey Kempler	17	16	—	—	—	—
Lawrence Gozlan	17	17	—	—	—	—
Peter Marks	17	17	6	6	3	3
Brian Meltzer	17	17	6	6	3	3
David Sinclair	17	16	—	—	—	—
Tristan Edwards	17	17	—	—	—	—

A = Number of meetings held during the time the director held office or was a member of the committee.

B = Number of meetings attended

— = Not a member of the relevant committee

B.	Compensation

The remuneration report is set out under the following main headings:

a)	Principles used to determine the nature and amount of remuneration
b)	Details of remuneration
c)	Share-based compensation
d)	Key management personnel disclosure
e)	Employment contracts of Directors and other key management personnel

a)	Principles used to determine the nature and amount of remuneration

Remuneration policy

Remuneration of all Executive and Non-Executive Directors, Officers and Employees of our Group is determined by the Board following recommendation by the Remuneration Committee.

We are committed to remunerating Senior Executives and Executive Directors in a manner that is market- competitive and consistent with “Best Practice” including the interests of Shareholders. Remuneration packages are based on fixed and variable components, determined by the Executives’ position, experience and performance, and may be satisfied via cash or equity.

In accordance with the approval of our shareholders at our 2004 annual general meeting of shareholders, the aggregate amount available per annum for the remuneration of our non-executive directors for their services (payable in cash, ordinary shares or options) is A$1,250,000.

Until September 2020, Non-Executive Directors receive a board fee and fees for chairing or participating on board committees; see table below for the annual fees. They do not receive performance-based bonuses and prior shareholder approval is required to participate in any issue of equity. No retirement benefits are payable, and the fees are inclusive of superannuation, if applicable. In September 2020, the board resolved to pay a fixed annual fee of A$70,000 to all Directors, regardless of committee participation.

	2021	2020
	A$	A$
Base fees
Board - member	70,000	45,000
Additional fees
Audit committee - chair	—	20,000
Audit committee - member	—	15,000
Remuneration committee - chair	—	15,000
Remuneration committee - member	—	10,000

Remuneration policy versus financial performance

The Group’s remuneration policy is not entirely based on our performance, but rather on industry practice.

The Group’s primary focus is research activities with a long-term objective of developing and commercializing our research and development results.

The tables below set out summary information about our earnings and movement in shareholder wealth for the five years to June 30, 2021:

	2021	2020	2019	2018	2017
	A$	A$	A$	A$	A$
Interest income	20,676	17,117	108,538	201,174	132,396
Total comprehensive loss for the year	(15,309,353)	(13,456,800)	(12,337,830)	(8,265,737)	(7,542,076)

No dividends have been paid for the five years to June 30, 2021.

	2021	2020	2019	2018	2017
	$	$	$	$	$
ASX share price at start of the year	0.03	0.03	0.04	0.05	0.10
ASX share price at end of the year	0.03	0.02	0.03	0.04	0.05
Basic and diluted loss per share (cents)	(0.90)	(1.50)	(2.00)	(1.58)	(1.41)

We believe that our performance in terms of earnings will remain negative while we continue in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of our performance over the past 5 years.

Performance based remuneration

The purpose of a performance bonus is to reward individual performance in line with our Group’s objectives. Consequently, performance-based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for our Group. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

We use a variety of KPI’s to determine achievement, depending on the role of the Executive being assessed. However, no performance-based remuneration was awarded to Directors and Key Management Personnel during the year ended June 30, 2021.

For details of remuneration refer to Employment Contracts of Directors and Key Management Personnel below.

b)	Details of remuneration

The following table sets forth all compensation we paid for the year ended June 30, 2021 with respect to each of our directors and executive officers during the 2021 fiscal year.

	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Termination	Equity
2021	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (2)	487,292	-	16,184	(121,542)	1,000,000	450,777	1,832,711
Mr. Brian Meltzer	66,209	-	6,290	-	-	225,389	297,888
Mr. Peter Marks	68,333	-	-	-	-	225,389	293,722
Mr. Lawrence Gozlan (3)	218,333	-	-	-	-	225,389	443,722
Dr. David Sinclair	65,800	-	-	-	-	225,389	291,189
Mr. Tristan Edwards	64,774	-	1,012	-	-	225,389	291,175
	970,741	-	23,486	(121,542)	1,000,000	1,577,722	3,450,407

Other key management personnel
Dr. David Stamler (1)(4)	606,058	-	-	-	-	372,843	978,901
Ms. Kathryn Andrews (1)	314,978	-	21,694	11,257	-	-	347,929
	921,036	-	21,694	11,257	-	372,843	1,326,830
Total	1,891,777	-	45,180	(110,285)	1,000,000	1,950,565	4,777,237

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Upon termination of employment as Chief Executive Officer on January 7, 2021 Mr. Geoffrey Kempler received the sum of A$1 million in accordance with his employment agreement dated September 21, 2007 and accrued leave entitlements. His remuneration includes A$102,361 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)

Includes A$150,000 in corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan for corporate advisory services including seeking and advancing opportunities to expand the Group’s product pipeline and other sources of funding to commence and continue the Group’s clinical trials. .

(4)	Remuneration of Dr. David Stamler covered his previous role as Chief Medical Officer and Senior Vice President Clinical Development from July 1, 2020 to January 6. 2021 and CEO effective January 7, 2021.

The following table sets forth all compensation we paid for the year ended June 30, 2020 with respect to each of our directors and executive officers during the 2020 fiscal year.

	Short Term Benefits		Post-Employment Superannuation	Long Term Benefits Long- service	Equity
2020	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (1)	412,544	-	21,003	12,462	-	446,009
Mr. Brian Meltzer	73,059	-	6,941	-	-	80,000
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan	60,000	-	-	-	-	60,000
Dr. David Sinclair	45,000	-	-	-	-	45,000
Mr. Tristan Edwards	45,000	-	-	-	-	45,000
	695,603	-	27,944	12,462	-	736,009
Other key management personnel
Ms. Kathryn Andrews (1)	228,788	-	21,003	8,066	-	257,857
Dr. David Stamler (1)	625,470	-	-	-	-	625,470
	854,258	-	21,003	8,066	-	883,327
Total	1,549,861	-	48,947	20,528	-	1,619,336

(1)	Base Fee includes movements in the annual leave provision for Mr. Geoffrey Kempler, Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.

Performance income as a proportion of total remuneration

All executives are eligible to receive incentives as determined by the Board from time to time. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary. Therefore, there is no fixed proportion between incentive and non-incentive remuneration.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. During the past two years, the Directors have received equity as part of their total remuneration. Employees have received equity as recommended by the Remuneration Committee.

	Fixed remuneration		LTI
	2021	2020	2021	2020
	%	%	%	%
Directors
Mr. Geoffrey Kempler	75	100	25	-
Mr. Brian Meltzer	24	100	76	-
Mr. Peter Marks	23	100	77	-
Mr. Lawrence Gozlan	49	100	51	-
Dr. David Sinclair	23	100	77	-
Mr. Tristan Edwards	23	100	77	-
Other key management personnel
Dr. David Stamler	62	100	38	-
Ms. Kathryn Andrews	100	100	-	-

Long-term incentive (“LTI”) related to remuneration were provided in the form of share-based payments.

There are no short-term incentives considered to be at risk in the current or prior year.

c)	Share-based compensation

At the Annual General Meeting held on November 17, 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the Group. The plan is to be used as a method of retaining key personnel for the growth and development of our intellectual property rights. Due to our United States presence, a United States plan, and an Australian plan were developed. At June 30, 2021, equity had been issued to six (6) Directors, two (2) former Directors, two (2) Key Management Personnel, eight (8) employees and five (50 consultants under the 2004 ASX Plan and 2018 ADS Plan.

The term and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in this reporting period are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Vested	Value per option at grant date
June 7, 2017	June 7, 2018	June 6, 2022	$0.07	Yes	$0.03
December 18, 2017	December 18, 2017	December 14, 2022	$0.11	Yes	$0.05
November 2, 2018	November 2, 2018	December 14, 2022	$0.11	Yes	$0.02
September 18, 2020	September 18, 2020	September 17, 2025	$0.09	Yes	$0.03
January 7, 2021	January 6, 2023 onwards	January 6, 2026	$0.03	No	$0.03

Options granted under the plan carry no dividend or voting rights.

When exercisable, each option is convertible into one ordinary share as soon as practical after the receipt by us of the completed exercise form and full payment of such exercise price.

The exercise price of options will be equal to or less than the weighted average price at which our shares are traded on the Australian Securities Exchange during the 5 days up to and including the grant date or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances.

The plan rules contain a restriction on removing the ‘at risk’ aspect of the instruments granted to executives. Plan participants may not enter any transaction designed to remove the ‘at risk’ aspect of an instrument before it vests.

As of June 30, 2021, there were 140,392,720 options over ordinary shares issued as remuneration to the Directors and one key management personnel of our Group during the current financial year (2020: Nil).

No ordinary shares were issued as a result of exercise of remuneration options by Directors and Key Management Personnel of Alterity Therapeutics Limited during the current or previous financial year.

d)	Key management personnel disclosure

Options and right holdings

The number of options over ordinary shares of our Group held during the financial year by each Director of Alterity Therapeutics Limited and other Key Management Personnel of our Group, including their personally related parties, are set out below:

Share Options of the Group	Balance July 1, 2020 No.	Granted as Remuneration No.	Options Exercised No.	Other movements	Balance June 30, 2021 No.	Total Vested and Exercisable June 30, 2021 No.	Total Unvested June 30, 2021 No.
Mr. Geoffrey Kempler	5,000,000	14,000,000	-	-	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	1,250,000	7,000,000	-	-	8,250,000	8,250,000	-
Mr. Brian Meltzer	1,250,000	7,000,000	-	-	8,250,000	8,250,000	-
Mr. Peter Marks	1,250,000	7,000,000	-	-	8,250,000	8,250,000	-
Dr. David Sinclair	-	7,000,000	-	-	7,000,000	7,000,000	-
Mr. Tristan Edwards	-	7,000,000	-	-	7,000,000	7,000,000	-
Ms. Kathryn Andrews	500,000	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	91,392,720	-	-	95,392,720	4,000,000	91,392,720
	13,250,000	140,392,720	-	-	153,642,720	62,250,000	91,392,720

Share Options of the Group	Balance July 1, 2019 No.	Granted as Remuneration No.	Options Exercised No.	Other Movements	Balance June 30, 2020 No.	Total Vested and Exercisable June 30, 2020 No.	Total Unvested June 30, 2020 No.
Mr. Geoffrey Kempler	5,000,000	-	-	-	5,000,000	5,000,000	-
Mr. Brian Meltzer	1,250,000	-	-	-	1,250,000	1,250,000	-
Mr. Peter Marks	1,250,000	-	-	-	1,250,000	1,250,000	-
Mr. Lawrence Gozlan	1,250,000	-	-	-	1,250,000	1,250,000	-
Dr. David Sinclair	-	-	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-	-	-
Ms. Kathryn Andrews	500,000	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	4,000,000	4,000,000	-
	13,250,000	-	-	-	13,250,000	13,250,000	-

All vested options are exercisable at the end of the year and there were 91,392,720 options unvested as of June 30, 2021.

Shares provided on exercise of remuneration options

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended June 30, 2021 and June 30, 2020.

Shareholdings

The number of our ordinary shares held during the financial year by each Director of our Group and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

Fully Paid Ordinary Shares of the Group	Balance July 1, 2020 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No.	Balance June 30, 2021 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,380,777	-	-	-	18,380,777

Fully Paid Ordinary Shares of the Group	Balance July 1, 2019 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No.	Balance June 30, 2020 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,380,777	-	-	-	18,380,777

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with key management personnel

There were no further transactions with Key Management Personnel not disclosed above.

e)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at June 30, 2021:

Key management personnel	Duration	Notice Requirements	Termination
Kathryn Andrews	Until termination by either party. Signed 11 November 2014	Ms. Andrews may terminate with 30 days’ notice, or	Accrued entitlements including all unreimbursed business expenses.
		Without Cause the Group may terminate with 30 days’ notice, or	Permitted to keep and/or exercise options that have vested at the time of termination
With Cause the Group may terminate without notice
David Stamler	Until termination by either party. Signed 6 January 2021.	Each party will be required to provide 6 months’ notice of termination unless otherwise agreed to in writing.	Accrued entitlements including all unreimbursed business expenses
Vested but unexercised options shall be exercisable within 30 days after the date of termination Unvested options will terminate automatically without further notice
		For Good Reason, Dr. Stamler may terminate at any time upon written notice	Payment of accrued salary, accrued but unused vacation pay and approved but unreimbursed expenses that are owed to date of termination Payment equivalent to 100% of current annualized salary
Vested but unexercised options shall be exercisable within 30 days after the date of termination Unvested options will terminate automatically without further notice
		With Cause, the Group may terminate at any time upon written notice	Payment limited to accrued salary, accrued but unused vacation pay and approved but unreimbursed expenses that are owed to date of termination.
All options shall be canceled upon date of termination

(End of Remuneration Report)

C.	Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. Our Board of Directors’ responsibilities are divided into operating activities, financial and capital markets activities and scientific activities. The Chairman of our Board of Directors, currently Mr. Geoffrey Kempler, is responsible for the management of the Board of Directors and its functions.

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Messrs. Geoffrey Kempler, Tristan Edwards and Dr David Sinclair must retire and may stand for re-election at our 2021 annual general meeting of shareholders.

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

Directors’ Service Contracts

Except for the agreement with Mr. Kempler in connection with his employment as our Chief Executive Officer until January 2021 as described above, there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

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

We consider our employees the most valuable asset of our company. We offer competitive compensation and comprehensive benefits to attract and retain our employees. We believe that an engaged workforce is key to maintaining our ability to innovate.

We are committed to providing a safe work environment for our employees in compliance with applicable regulations. We have taken necessary precautions in response to the recent COVID-19 outbreak, including offering employees flexibility to work from home and mandatory social distancing requirements in the workplace.

As of June 30, 2021, we had 11 employees. Of such employees, eight persons are employed in research and development and three persons in management and administration. Seven employees are located in Australia and four employees are located in the United States.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 2, 2021 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	37,011,000	1.14%
Kathryn J.E. Andrews (4)	500,000	*
David A. Stamler (5)	95,392,720	2.94%
Lawrence B. Gozlan (6)	8,250,000	*
Peter A. Marks (7)	8,293,111	*
Brian D. Meltzer (8)	8,576,666	*
David A. Sinclair (9)	7,000,000	*
Tristan Edwards (9)	7,000,000	*
All directors and executive officers as a group (8 persons)	172,023,497	5.31%

*	Less than 1%
1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 3,242,112,237 consisting of 2,406,874,578 ordinary shares and 835,237,659 unlisted options, issued and outstanding as of August 27, 2021.
3.	Includes options to purchase 5,000,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022, and options to purchase 14,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 156,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest, 600,000 ordinary shares are held of record by Sandhurst Trustees Ltd. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd., NRB Developments Pty Ltd. and Sandhurst Trustees Ltd.
4.	Includes options to purchase 500,000 ordinary shares that are exercisable for A$0.07 consideration on or before 6 June 2022.
5.	Includes options to purchase 4,000,000 ordinary shares that are exercisable for A$0.07 consideration on or before June 6, 2022. Also includes options to purchase 91,392,720 ordinary shares that are exercisable for A$0.03 each on or before January 6, 2026.
6.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Also includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025.
7.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Also includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks.
8.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Also includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. The 326,666 outstanding ordinary shares are held of record by Navigator Australia Ltd., a superannuation fund of Mr. Meltzer.
9.	Mr. Edwards is President and Dr. Sinclair is Chairman of Life Biosciences LLC, the beneficial owner of 269,905,533 ordinary shares, representing approximately 11.21% of our outstanding ordinary shares. Both Mr. Edwards and Dr. Sinclair each hold options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025.

Stock Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan, and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan. In November 2018 we adopted an updated ADS plan with substantially the same terms as the 2004 ADS Plan for a new ten-year term. For the description below, the 2004 ASX Plan and 2018 ADS Plan are referred to together as the Stock Option Plans. Under the 2004 ASX Plan we may issue ordinary shares and under the 2018 ADS Plan we may issue ADSs. We were initially authorized to issue under the Stock Option Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. Pursuant to subsequent shareholder approvals, the most recent of which was in November 2020, we are entitled to issue up to an aggregate 200,000,000 ordinary shares (or ADSs representing 200,000,000 ordinary shares) under the Stock Option Plans. Any increase in such maximum number of ordinary shares or ADSs issuable under the Stock Option Plans is subject to shareholder approval.

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

A summary of the status of the Stock Option Plans as of June 30, 2021, 2020 and 2019, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2021		2020		2019
	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)
Options outstanding at the beginning of the year	21,550,000	$0.10	25,300,000	$0.12	25,216,490	$0.19
Granted	140,392,720	$0.05	-	-	2,450,000	$0.10
Exercised
Expired/forfeited	(1,400,00)	$0.11	(3,750,000)	$0.25	(2,366,490)	$0.87
Lapsed	-	-	-	-	-	-
Options outstanding at the end of the year	160,542,720	$0.06	21,550,000	$0.10	25,300,000	$0.12
Options exercisable at the end of the year	69,150,000	$0.09	21,550,000	$0.10	25,300,000	$0.12

Australian Disclosure Requirements

Indemnifying directors and officers

During the financial year, we maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. We have not otherwise, during or since the financial year, indemnified or agreed to indemnify an Officer or Auditor of our Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Alterity Therapeutics Limited under options were as follows:

Date of expiry	Exercise price (A$)	Number under options
June 6, 2022	0.07	7,000,000
December 16, 2022	0.11	12,450,000
January 31, 2023	0.08	700,000
September 17, 2025	0.09	49,000,000
November 23, 2023	0.07	674,694,939
January 6, 2026	0.03	91,392,720
		835,237,659

Shares issued as a result of the exercise of options

During the year ended June 30, 2021 none of our ordinary shares were issued as a result of the exercise of options.

Since June 30, 2021, none of our ordinary shares were issued as a result of the exercise of options.

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the current financial year. The amount paid per share is the same as the exercise price.

Impact of COVID-19

The COVID-19 pandemic has caused uncertainty in global markets and its impact is unable to be reliably measured. However, COVID-19 has had limited effect thus far on our operation. Development activities have continued with minimal disruption.

Proceedings on behalf of our Group

No proceedings have been brought or intervened in on behalf of our Group with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

We may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with our Group are important, subject to the limitations imposed by the Sarbanes Oxley Act of 2002.

During the year ended 30 June 30, 2021, we engaged the external auditor to provide audit and other assurance services. Please refer to note 20 of the financial statements for further information.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 in relation to the audit for the year ended June 30, 2021 is included in Exhibit 15.2 of this annual report on Form 20-F.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Group’s 2021 Corporate Governance Statements can be found on its website at www.alteritytherapeutics.com.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Geoffrey Kempler

Geoffrey Kempler
Chairman
Melbourne
September 2, 2021

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

Pursuant to a securities purchase agreement dated December 28, 2018, Life Biosciences, LLC acquired on April 8, 2019, 269,905,533 ordinary shares and warrants to purchase up to 539,811,066 ordinary shares in a private placement of our securities. The warrants expired, unexercised on December 19, 2019.

Life Biosciences, LLC is currently the beneficial owner of 269,905,533 ordinary shares, representing approximately 11.21% of the ordinary shares outstanding on September 2, 2021. Life Biosciences’ principal address is 75 Park Plaza, Level Three, Boston, MA 02116.

There are no other shareholders as of September 2, 2021 known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no significant changes in the ownership of major shareholders during the year.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of September 2, 2021, there were 5,869 holders of record of our ordinary shares, of which 22 record holders, holding approximately 67.88% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 56.33% of our ordinary shares as of such date.

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

During the year ended June 30, 2021 we raised A$35 million by means of a two tranche placement to institutions and other unrelated sophisticated, professional or exempt investors. In addition, we raised A$4.2M from the sale of our ordinary shares pursuant to our ‘At-the-market” (ATM) facility during the year. Subsequent to the end of the year, on July 2, 2021 we raised A$17 million through the use of our ‘At-the-market” (ATM) facility.

ITEM 9. THE OFFER AND LISTING

A.	Offer and Listing Details

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 29, 2000 under the symbol “PBT”. On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our shares have traded under the symbol “ATH” since that date.

NASDAQ Capital Market

On September 5, 2002 our ADSs began trading on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX. As of April 5, 2002, our ADSs were eligible to trade on the NASDAQ Capital OTC Bulletin Board in the United States and until September 5, 2002, our ADSs traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs. Prior to March 24, 2016, each ADR represented ten of our ordinary shares. On March 24, 2016, we effected a ratio change so that each ADS now represents 60 ordinary shares (representing a 6-for-1 reverse split).

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

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and Jones Trading Institutional Services LLC (collectively, the “Agents”) under which we could sell up to an aggregate of U.S.$44,460,787 of ordinary shares represented by ADSs. We agreed to pay the Agents commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the sales agreement. The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or the agent. We and the agent may terminate the sales agreement at any time in our sole discretion upon five days prior notice. The agent may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market.

On November 8, 2017, we entered into Amendment No. 1 to our At-The-Market Issuance Sales Agreement dated October 13, 2016, to continue the At-The-Market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. On December 22, 2020 we entered into Amendment No. 2 to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. As of June 30, 2021, we issued a total amount of 5.2 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$10.25 million (U.S.$7.05 million).

On December 28, 2018 we entered into a securities purchase agreement with Life Biosciences whereby Life Biosciences agreed to invest an initial U.S.$7.5 million in our company. Following shareholder approval, this investment was completed on April 8, 2019 with the issue of 269,905,533 fully paid ordinary shares at an issue price of A$0.039 per share and 539,811,066 warrants, each with an exercise price of A$0.045 per share and expiring on December 19, 2019. These warrants expired, unexercised. Pursuant to our agreement with Life Biosciences we agreed to register for resale the ordinary shares issued to them and such ordinary issued upon exercise of the warrants. We agreed to keep the registration statement effective until the earlier of (i) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (ii) the date on which all of the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

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

AUSTRALIAN TAX CONSEQUENCES

In this section we discuss the material Australian tax considerations that apply to non-Australian tax residents with respect to the acquisition, ownership and disposal of the absolute beneficial ownership of ADSs, which are evidenced by ADRs. This discussion is based upon existing Australian tax law as of the date of this annual report, which is subject to change, possibly retrospectively. This discussion does not address all aspects of Australian income tax law which may be important to particular investors in light of their individual investment circumstances, such as ADSs or shares held by investors subject to special tax rules (for example, financial institutions, insurance companies or tax exempt organisations). In addition, this summary does not discuss any foreign or state tax considerations, other than stamp duty. Prospective investors are urged to consult their tax advisors regarding the Australian and foreign income and other tax considerations of the purchase, ownership and disposition of the ADSs or shares.

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

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain shareholders, such as individuals were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012-2013 Federal Budget measures, the Australian Government announced changes to the application of the CGT discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on June 29, 2013.

The effect of the change is to:

●	Retain access to the full CGT discount for discount capital gains of foreign resident individuals in respect of the increase in the value of a CGT asset that occurred before May 9, 2013; and
●	Remove the CGT discount for discount capital gains for foreign resident individuals that arise after May 8, 2013.

Foreign residents will still have access to a discount on discount capital gains accrued prior to May 8, 2013 provided they choose to obtain a market valuation for their assets as of that date.

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

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realised upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries, may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services.

UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

The following is a summary of certain material U.S. federal income tax consequences that generally apply to U.S. Holders (as defined below) who hold ADSs as capital assets. This summary is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, judicial and administrative interpretations thereof, and the bilateral taxation convention between Australia and the United States, or the Tax Treaty, all as in effect on the date hereof and all of which are subject to change either prospectively or retroactively. This summary does not discuss all the tax consequences that may be relevant to an investment in ADSs by a U.S. Holder in light of such holder’s particular circumstances or to U.S. Holders subject to special rules, including broker-dealers, financial institutions, certain insurance companies, investors liable for alternative minimum tax, tax-exempt organisations, regulated investment companies, non-resident aliens of the U.S. or taxpayers whose functional currency is not the U.S. dollar, persons who hold the ADSs through partnerships or other pass-through entities, persons who acquired their ADSs through the exercise or cancellation of any employee stock options or otherwise as compensation for their services, investors that actually or constructively own 10% or more of our shares by vote or value, investors holding ADSs as part of a straddle or appreciated financial position or as part of a hedging or conversion transaction , and persons required to accelerate the recognition of any item of income with respect to the ADSs as a result of such income being recognized on an applicable financial statement.

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

Taxation of Dividends

For U.S. federal income tax purposes, U.S. Holders of ADSs will be treated as owning the underlying ordinary shares represented by the ADSs held by them. Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distributions received with respect to the underlying ordinary shares represented by the ADSs, including the amount of any Australian taxes withheld therefrom, will constitute dividends for U.S. federal income tax purposes, to the extent of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. You will be required to include this amount of dividends in gross income as ordinary income. Distributions in excess of our earnings and profits will be treated as a non-taxable return of capital to the extent of your tax basis in the ADSs. Any amount in excess of your tax basis will be treated as gain from the sale of ADSs. See “Disposition of ADSs” below for the discussion on the taxation of capital gains. Dividends will not qualify for the dividends-received deduction generally available to corporations under Section 243 of the Code.

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

An accrual basis U.S. Holder may elect the same treatment of foreign currency gain or loss required of cash basis taxpayers with respect to a sale or disposition of ADSs, provided that the election is applied consistently from year to year. Such election may not be changed without the consent of the Internal Revenue Service, or IRS. In the event that an accrual basis U.S. Holder does not elect to be treated as a cash basis taxpayer (pursuant to the Treasury regulations applicable to foreign currency transactions), such U.S. Holder may have a foreign currency gain or loss for U.S. federal income tax purposes because of differences between the U.S. dollar value of the Australian dollars received prevailing on the trade date and the settlement date. Any such currency gain or loss would be treated as ordinary income or loss and would be in addition to gain or loss, if any, recognised by such U.S. Holder on the sale or other disposition of such ADSs.

Passive Foreign Investment Companies

We are likely a PFIC for U.S. federal income tax purposes for some U.S. Holders of our ADSs and a controlled foreign corporation (CFC) to other U.S Holders of our ADSs. Our treatment as a PFIC could result in a reduction in the after-tax return to those U.S. Holders of our ADSs and may affect the value of the securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2021 for some U.S Holders of our ADSs and may continue to be a PFIC for each of the subsequent fiscal years.

If we are a PFIC with respect to you, our dividends (if any are paid) will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADSs, as described below:

●	you will be required to allocate “excess distributions” or gain recognised upon the disposition of ADRs ratably over your holding period for the ADSs. An “excess distribution” is the amount by which distributions during a taxable year in respect of an ADS exceed 125% of the average annual distributions during the three preceding taxable years (or, if shorter, your holding period for the ADSs).

●	the amount allocated to each year during which we are considered a PFIC, other than the year of the distribution or disposition, will be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge will be imposed with respect to the resulting tax liability allocated to each such year,
●	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and
●	you will be required to file an annual return on IRS Form 8621.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC.

Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

●	a direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,
●	a shareholder of a PFIC that is a shareholder of another PFIC, or
●	a 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

An indirect shareholder may be taxed on a distribution paid to the direct owner of the PFIC and on a disposition of the stock indirectly owned. Indirect shareholders are strongly urged to consult their tax advisors regarding the application of these rules.

If we cease to be a PFIC in a future year, a U.S. Holder may avoid the continued application of the tax treatment described above by electing to be treated as if it sold its ADSs on the last day of the last taxable year in which we were a PFIC. Any gain would be recognised and subject to tax under the rules described above and any loss would not be recognised. A U.S. Holder’s basis in its ADSs would be increased by the amount of gain, if any, recognised on the sale. Solely for purposes of the PFIC rules, a U.S. Holder would be required to treat its holding period for its ADSs as beginning on the day following the last day of the last taxable year in which we were a PFIC.

If the ADSs are considered “marketable stock” and if you elect to “mark-to-market” your ADSs, you would not be subject to the rules described above. Instead, you will generally include in income any excess of the fair market value of the ADSs at the close of each tax year over your adjusted basis in the ADSs. If the fair market value of the ADSs has depreciated below your adjusted basis at the close of the tax year, you may generally deduct the excess of the adjusted basis of the ADSs over its fair market value at that time. However, such deductions generally would be limited to the net mark-to-market gains, if any, that you included in income with respect to such ADSs in prior years. Income recognised and deductions allowed under the mark-to-market provisions, as well as any gain or loss on the disposition of ADSs with respect to which the mark-to-market election is made, are treated as ordinary income or loss (except that loss is treated as capital loss to the extent the loss exceeds the net mark-to-market gains, if any, that a U.S. Holder included in income with respect to such ADSs in prior years). However, gain or loss from the disposition of ADSs (as to which a “mark-to-market” election was made) in a year in which we are no longer a PFIC will be capital gain or loss. Our ADSs should be considered “marketable stock” if they traded at least 15 days during each calendar quarter of the relevant calendar year in more than de minimis quantities.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$21,523,678, A$5,403,402 and A$9,726,790 cash held in U.S. dollars, which is our major foreign currency, as of June 30, 2021, 2020 and 2019, respectively. A hypothetical 14% adverse movement, based on average of highest and lowest exchange rate during the year, would reduce the cash balance at the end of each year by approximately A$2,999,130.

We conduct our activities in mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2021, the Australian dollar appreciated against the U.S. dollar by 9.16%. In the financial years 2020 and 2019, the Australian dollar depreciated by 1.66% and 5.27% against the U.S. dollar, respectively. A hypothetical 14% adverse movement in the U.S. dollar would increase the cost of our foreign currency payables by approximately A$114,233.

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2021, we paid BNYM a total of U.S.$41,180 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2020, we paid BNYM a total of U.S.$23,040 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2021, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2021. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2021, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

	Year Ended June 30,
Services Rendered	2021		2020
Audit and review of financial statements (1)	A$	202,400	A$	194,900
Other audit services	A$	130,000	A$	60,000

Total	A$	332,400	A$	254,900

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2021.

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

ITEM 18. FINANCIAL STATEMENTS

Australian Disclosure Requirements

All press releases, financial reports and other information are available on our website: https://alteritytherapeutics.com/

ALTERITY THERAPEUTICS LIMITED (FORMERLY PRANA BIOTECHNOLOGY LIMITED)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alterity Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alterity Therapeutics Limited and its subsidiaries (the “Company”) as of June 30, 2021 and 2020, and the related consolidated statements of profit or loss and other comprehensive loss, changes in shareholders’ equity and cash flows for each of the three years in the period ended June 30, 2021, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board.

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

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Research and development tax incentive receivable

As described in Notes 1, 2 and 5 to the consolidated financial statements, the Company’s research and development (“R&D”) tax incentive receivable was $4.1 million as of June 30, 2021, which was recorded as other income for the year ended June 30, 2021. Management assesses the R&D activities to determine which are eligible under the R&D tax incentive scheme and then records the expected R&D tax incentive amount as a receivable on the consolidated statement of financial position and other income in the consolidated statement of profit or loss and other comprehensive loss. Management applies significant judgement in determining whether the R&D activities and related expenditures are eligible under the R&D tax incentive scheme.

The principal considerations for our determination that performing procedures relating to the R&D tax incentive receivable is a critical audit matter are the significant judgements made by management to determine whether the R&D activities and related expenditures are eligible under the R&D tax incentive scheme. This in turn lead to a high degree of auditor subjectivity, judgement and effort to evaluate the audit evidence related to the valuation of the R&D tax incentive receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the R&D tax incentive receivable, which included: (i) evaluating the appropriateness of the valuation methodology used to estimate the amount of the R&D tax incentive receivable; (ii) testing the completeness and accuracy of the underlying expense data used to determine the R&D tax incentive receivable and (iii) evaluating, for a selection of eligible expenditures, the reasonableness of management’s assessment of eligibility. The work of management’s specialist was used in performing the procedures to evaluate the reasonableness of the R&D tax incentive receivable. As a basis for using this work, we obtained an understanding of the specialist’s qualifications and the Company’s relationship with the specialist was assessed. The procedures performed also included evaluation of the assumptions used by the specialist and an evaluation of the specialist’s findings.

/s/ PricewaterhouseCoopers

Melbourne, Australia

September 2, 2021

We have served as the Company's auditor since 2006.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30,
	Notes	2021	2020
Assets
Current Assets
Cash and cash equivalents		28,115,516	9,196,892
Trade and other receivables	5	4,277,677	61,321
Other current assets	6	1,095,753	578,136

Total Current Assets		33,488,946	9,836,349

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$374,064 and A$355,955 respectively		31,313	39,503
Right-of-use assets net of accumulated depreciation of A$272,491 and A$215,875 respectively	13	65,495	31,866

Total Non-Current Assets		96,808	71,369

Total Assets		33,585,754	9,907,718

Liabilities
Current Liabilities
Trade and other payables	7	2,502,509	2,069,604
Provisions	8	537,368	612,039
Lease liabilities	13	27,746	32,879

Total Current Liabilities		3,067,623	2,714,522

Non-Current Liabilities
Provisions	8	9,768	41,514
Lease liabilities	13	37,903	868

Total Non-Current Liabilities		47,671	42,382

Total Liabilities		3,115,294	2,756,904
Net Assets		30,470,460	7,150,814

Equity
Issued capital	10	197,447,990	160,703,754
2021: 2,084,016,678 fully paid ordinary shares
Nil options over fully paid ordinary shares
2020: 1,037,358,032 fully paid ordinary shares
Nil options over fully paid ordinary shares
Reserves	11	2,750,884	866,121
Accumulated deficit during the development stage	12	(169,728,414)	(154,419,061)

Total Equity		30,470,460	7,150,814

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in Australian dollars, except number of shares and per share amounts)

		Years ended June 30,
	Notes	2021	2020	2019

Interest income	2	20,676	17,117	108,538
Other income	2	4,485,225	122,729	4,951,167
Intellectual property expenses		(360,026)	(352,922)	(322,097)
General and administration expenses	3	(6,937,842)	(3,446,139)	(4,308,352)
Research and development expenses	3	(12,283,848)	(10,098,439)	(12,983,185)
Other operating expenses		(2,227)	(44,217)	(132,965)
Other gains and losses	3	(297,111)	333,055	349,064
Forfeited options from reserves		65,800	12,016	-

Loss before income tax expense		(15,309,353)	(13,456,800)	(12,337,830)

Income tax expense	4	-	-	-

Loss for the year		(15,309,353)	(13,456,800)	(12,337,830)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year		(15,309,353)	(13,456,800)	(12,337,830)

Loss per share (basic and diluted - cents per share)	18	(0.90)	(1.50)	(2.00)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		1,696,876,324	894,872,224	615,772,236

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2021	2020	2019

Cash Flows from Operating Activities
Payments to suppliers and employees		(17,720,622)	(14,363,974)	(17,325,579)
Interest received		20,491	19,162	119,089
R&D tax refund		-	4,824,880	3,251,672
Interest paid		(1,299)	(3,878)	-
Other grant received		213,235	-	-
COVID-19 government relief		158,126	92,688	-

Net cash flows used in operating activities	14(a)	(17,330,069)	(9,431,122)	(13,954,818)

Cash Flows from Investing Activities
Payments for purchase of plant and equipment		(10,472)	(16,744)	(7,022)

Net cash flows used in investing activities		(10,472)	(16,744)	(7,022)

Cash Flows from Financing Activities
Proceeds from issue of securities and other equity securities		39,236,886	4,363,886	13,084,629
Payment of share issue costs		(2,492,650)	(292,768)	(362,320)
Principal elements of lease payments		(58,289)	(89,241)	-

Net cash flows generated from financing activities		36,685,947	3,981,877	12,722,309

Net increase/(decrease) in cash and cash equivalents		19,345,406	(5,465,989)	(1,239,531)

Opening cash and cash equivalents brought forward		9,196,892	14,399,904	15,235,556
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		(426,782)	262,977	403,879

Closing cash and cash equivalents carried forward	14(b)	28,115,516	9,196,892	14,399,904

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2018		533,891,470	143,910,328	1,753,954	(129,583,125)	16,081,157
Transactions with owners in their capacity as owners:
Issuance of shares in connection with At-The-Market facility, net of costs	10(b)	326,945,962	13,084,629	-	-	13,084,629
Issuance of shares in connection with share purchase plan, net of costs	10(b)	-	-	-	-	-
Non-cash issuance of options to employees	11(b)	-	-	89,138	-	89,138
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(362,321)	-	-	(362,321)
Expired options		-	-	(684,117)	684,117	-
		326,945,962	12,722,308	(594,979)	684,117	12,811,446
Net loss		-	-	-	(12,337,830)	(12,337,830)

Total comprehensive loss for the year		-	-	-	(12,337,830)	(12,337,830)
Balance, June 30, 2019		860,837,432	156,632,636	1,158,975	(141,236,838)	16,554,773
Initial adoption of IFRS 16		-	-	-	(6,261)	(6,261)
Restated total equity at 1 July 2019		860,837,432	156,632,636	1,158,975	(141,243,099)	16,548,512
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	176,520,600	4,363,886	-	-	4,363,886
Transaction costs from issuance of shares		-	(292,768)	-	-	(292,768)
Expired options		-	-	(280,838)	280,838	-
Forfeited options reversed to profit or loss		-	-	(12,016)	-	(12,016)
		176,520,600	4,071,118	(292,854)	280,838	4,059,102
Net loss		-	-	-	(13,456,800)	(13,456,800)
Total comprehensive loss for the year		-	-	-	(13,456,800)	(13,456,800)
Balance, June 30, 2020		1,037,358,032	160,703,754	866,121	(154,419,061)	7,150,814
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	1,046,658,646	39,236,886	-	-	39,236,886

Non-cash issuance of options to directors and employees	11(b)	-	-	1,950,563	-	1,950,563
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(2,492,650)	-	-	(2,492,650)
Forfeited options reversed to profit or loss		-	-	(65,800)	-	(65,800)
		1,046,658,646	36,744,236	1,884,763	-	38,628,999
Net loss		-	-	-	(15,309,353)	(15,309,353)
Total comprehensive loss for the year		-	-	-	(15,309,353)	(15,309,353)
Balance, June 30, 2021		2,084,016,678	197,447,990	2,750,884	(169,728,414)	30,470,460

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

Alterity Therapeutics Limited and its controlled subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited (referred to collectively as “Alterity” or the “Group”), is a development stage enterprise engaged in the research and development of therapeutic drugs designed to treat the underlying cause of degeneration of the brain focusing on Alzheimer’s disease, Huntington disease, Parkinson’s disease and other neurological disorders. Alterity Therapeutics Limited, the parent entity, was incorporated on November 11, 1997 in Melbourne, Australia and the UK and U.S. subsidiaries were incorporated in August 2004.

Financial Reporting Framework

The financial report of Alterity Therapeutics Limited for the year ended June 30, 2021 was authorized for issue on September 2, 2021.

Alterity Therapeutics Limited is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the Group comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (IASB) and Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2021 and the comparative information presented in these financial statements for the years ended June 30, 2020 and 2019.

Critical accounting estimates, judgments and assumptions

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

The Group makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% refundable tax offset will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2021 the Group has recorded an item in other income of A$4.1 million (2020: Nil, 2019: A$5.0 million) to recognize this amount which relates to this period.

On October 7, 2020, the Treasury Laws Amendment (A Tax Plan for the Covid-19 Economic Recovery Bill 2020) was introduced to the Parliament. This legislation supersedes the Treasury Laws Amendment (Research and Development Incentive) Bill 2019. Under the amendments, commencing July 1, 2021, the refundable tax offset rate for companies with aggregated turnover below $20million would become 18.5% above the companies tax rate and the R&D expenditure threshold would be increased from $100 million to $150 million.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management does not consider the rate reduction or the refund cap has material impact towards the Group’s R&D tax incentive claim for the next financial year going forward.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. The Group has incurred recurring losses since inception including an operating loss of $15,309,353 (2020: $13,456,800) and an operating cash outflow of $17,330,069 (2020: $9,431,122). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the long-term development of its planned research and development programs. Cash and cash equivalents on hand as at June 30, 2021 was A$28,115,516. During the financial year ended June 30, 2021 the Group raised $35,000,000 via a two tranche placement to institutions and other unrelated sophisticated, professional or exempt investors. Subsequent to June 30, 2021, cash further increased by A$17,176,040 resulting from the sale of shares of our ordinary shares pursuant to the ‘At-the-market” (ATM) facility. Furthermore, the Group has recorded a Trade and Other Receivable as at June 30, 2021 of $4,126,364 from the Australian Taxation Office in respect of our 2021 Research and Development Tax Incentive claim. The Group has sufficient funds to meet our forecast cash outflows for all planned research and development activities, including preparation for and commencement of the ATH434 Phase 2 clinical study and working capital for at least the next twelve months from the issuance of this report.

The consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of its liabilities in the normal course of business.

Use of Estimates

The preparation of these consolidated financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. On an ongoing basis, the Group evaluates its significant accounting policies and estimates. Estimates are based on historical experience and on various market-specific and other relevant assumptions that the Group believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. The Group’s future assessments of the impact of COVID-19 could result in material impacts to the its consolidated financial statements in future periods.

However, COVID-19 has had limited effect thus far on the Group’s operation. Development activities have continued with minimal disruption. Slowdown in collaborative research activities do not have a material impact on the Group’s operations.

Development Stage – Risks and Uncertainties

As a development stage enterprise, the Group’s prospects are subject to the risks, expenses and uncertainties frequently encountered by companies which have not yet commercialized any applications of their technology, particularly in new and evolving markets. Alterity’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Group and its competitors, new technology introduced by the Group and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

The Group cannot be certain that it will be able to raise any required funding or capital, on favorable terms or at all, or that it will be able to establish corporate collaborations on acceptable terms, if at all. If the Group is unable to obtain such additional funding or capital, it may be required to reduce the scope of its development plans.

The Group’s experience in exploiting its technology is limited and it cannot be certain that its operations will be profitable in the short-term, or at all. If the Group fails in its efforts to establish or expand its business, the results of operations, financial condition and liquidity of the Group could be materially adversely affected. The Group cannot be certain that it will be able to sell and deliver its technology or to obtain or retain any permits required in the market in which it operates. Any of these factors could result in the reduction or cessation of the Group’s operations.

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

(a) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the Group, being Alterity Therapeutics Limited and its subsidiaries as defined in Accounting Standard IFRS10: Consolidated Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

Subsidiaries are all those entities (including special purpose entities) over which the Group has the power to govern the financial and operating policies, generally accompanying a shareholder of more than one-half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealized profits/losses arising within the Group are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Alterity Therapeutics Limited.

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

(c) Income Tax

Current tax

Current tax is calculated by reference to the amount of income taxes payable or recoverable in respect of the taxable profit or loss for the period. It is calculated using tax rates and tax laws that have been enacted or substantively enacted by reporting date. Current tax for current and prior periods is recognised as a liability (or asset) to the extent that it is unpaid (or refundable).

Deferred tax

Deferred tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilized. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(c) Income Tax (continued)

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

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Statement of Profit or Loss and Other Comprehensive Income, except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilized, given the nature of the Group’s business (research and development) and its history of losses.

(d) Property and Equipment

Property and equipment is measured at historical cost less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to the Group’s premises at Melbourne, Victoria, Australia and San Francisco, USA.

Historical cost includes expenditure that is directly attributable to the acquisition of the item.

Subsequent costs are included in the asset’s carrying amount or recognised as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognised when replaced. All other repairs and maintenance are charged to the income statement during the reporting period in which they are incurred.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(f) Investments and other financial assets

Classification

From July 1, 2019, the Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and
●	those to be measured at amortized cost.

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flow. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income (FVOCI).

Recognition and derecognition

Regular way purchases and sales of financial assets are recognised on trade-date, the date on which the Group commits to purchase or sell the asset. Financial assets are derecognised when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss (FVPL), transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest rate method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as separate line item in the consolidated statement of profit or loss.

Equity instruments

The Group subsequently measures all equity investments at fair value. Where the Group’s management has elected to present fair value gains and losses on equity investments in OCI, there is no subsequent reclassification of fair value gains and losses to profit or loss following the derecognition of the investment. Dividends from such investments continue to be recognised in profit or loss as other income when the Group’s right to receive payments is established.

Impairment

From July 1, 2019, the Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and FVOCI. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 10(b) for further details.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(g) Impairment of Assets

At each reporting date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have been impaired. If any such indication exists, the recoverable amount of the asset is estimated to determine the extent of the impairment loss (if any).

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

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive income immediately.

No impairment charges were incurred during the three years ended June 30, 2021, 2020 and 2019.

(h) Intangible Assets - Research and Development

Expenditure during the research phase of a project is recognised as an expense when incurred. Where no internally generated intangible assets can be recognised, development expenditure is recognised as an expense in the period as incurred. Development costs are capitalised if and only if, all of the following are demonstrated:

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

Internally-generated intangible assets (capitalised development costs) are stated at cost less accumulated amortisation and impairment, and are amortised on a straight-line basis over their useful lives over a maximum of five years.

As of June 30, 2021, 2020 and 2019, the Group had no capitalized research and development costs.

(i) Foreign Currency Transactions and Balances

Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using Australian dollars, which is the currency of the primary economic environment in which the Group operates (the functional currency). The consolidated financial statements are presented in Australian dollars ($), which is Alterity Therapeutics Limited’s functional and presentation currency.

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

Exchange differences are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(i) Foreign Currency Transactions and Balances (continued)

Subsidiaries

The results and financial position of all the Group’s entities that have a functional currency difference from the presentation currency are translated into the presentation currency as follows:

●	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet, and
●	income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions), and
●	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, the assets and liabilities of the Group’s overseas operations are translated at exchange rates prevailing at the reporting date. Income and expense items are translated at the average exchange rates for the period unless exchange rates fluctuate significantly. Exchange differences arising, if any, are recognised in the foreign currency translation reserve, and recognised in profit or loss on disposal of the foreign operations.

(j) Employee Benefits

Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the statement of financial position.

The Group’s obligations for annual leave are presented as part of provisions in the Statement of Financial Position. The obligations are presented as current liabilities in the Statement of Financial Position if the Group does not have an unconditional right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

Other long-term obligations

The liability for long service leave is not expected to be settled wholly within twelve months after the end of the period in which the employees render the related service. The liability is therefore recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the end of the reporting period using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the end of the reporting period of high quality corporate bonds with terms and currencies that match, as closely as possible, the estimated future cash outflows. Re-measurements as a result of experience adjustments and changes in actuarial assumptions are recognised in profit or loss.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(k) Provisions

Provisions are recognised when the Group has a present obligation, the future sacrifice of economic benefits is probable, and the amount of the provision can be measured reliably.

The amount recognised as a provision is the best estimate of the consideration required to settle the present obligation at reporting date, taking into account the risks and uncertainties surrounding the obligation. Where a provision is measured using the cash flows estimated to settle the present obligation, its carrying amount is the present value of those cash flows.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the receivable is recognised as an asset if it is virtually certain that recovery will be received and the amount of the receivable can be measured reliably.

(l) Cash and Cash Equivalents

Cash and cash equivalents includes cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

(m) Interest income

Other income is made up of interest income which is recognised on a time proportion basis using the effective interest method.

(n) Grants

Grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

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

(p) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortized cost using the effective interest method.

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

Employees

The issuance of share-based payments to employees may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issuance of more than 15% of the Group’s shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to employees is the grant date, being the date at which a shared understanding of the terms and conditions of the arrangement is reached. However, if an issuance to an employee is subject to shareholder approval because it exceeds the 15% threshold per ASX Listing Rule 7.1, then the measurement date of these share-based payments is the date at which the share-based payments are approved by shareholders.

Consultants

The issuance of share-based payments to consultants may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issuance of more than 15% of the Group’s shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to consultants who provide services considered to be similar to employees is deemed to be the date at which a shared understanding of the terms and conditions of the arrangement is reached. The measurement date for share-based payments issued to consultants who provide services considered to be differentiated from those provided by employees is deemed to be the date at which the entity obtains the goods or the counterparty renders the service. If a service period applies and the work is continually provided over the service period, and if the share price of the Group does not change significantly during the service period, then the average share price, volatility and risk-free rate over the service period are used in calculating the value of the share-based payments issued. However, if the underlying share price of the Group does change significantly during the service period, then the value of share-based payments are calculated at each individual date that goods and services are provided, using the actual valuation inputs at that date. Shares issued to consultants for services are recorded as non-cash compensation and are recognised at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued.

Equity-based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Plan (the “2004 ASX Plan”) and the 2018 American Depository Share (ADS) Option Plan (the “2018 ADS Plan”). Information relating to this plan is set out in Note 16

The fair value of options granted under these plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

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

The fair value determined at the grant date of the equity-settled share-based payments is expensed on a straight-line basis over the vesting period, based on the Group’s estimate of shares that will eventually vest.

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

(s) Share Capital

Ordinary share capital is recognised as the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(t) Trade and Other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortized cost using the effective interest rate method less provision for impairment.

(u) Comparative Figures

Comparative figures, are, where appropriate, reclassified to be comparable with figures presented in the current financial year.

(v) New Accounting Standards and Interpretations

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board ‘IASB’ that are mandatory for the current reporting period.

The adoption of these standards has not had any impact on the disclosures or amounts reported in these financial statements.

The Directors have also reviewed all the new and revised Standards and Interpretations in issue not yet adopted for the year ended June 30, 2021. As a result of this review, the Directors have determined that there is no material impact of the Standards and Interpretations in issue not yet adopted on the Group and, therefore, no change is considered necessary to the Group’s accounting policies.

New Accounting Standards adopted in prior year

The Group has adopted IFRS 16 on a modified retrospective basis, from 1 July 2019, but has not restated comparatives, as permitted under the specific transitional provisions in the standard. The reclassifications and the adjustments arising from the new leasing rules are therefore recognised in the opening balance sheet on 1 July 2019.

On adoption of IFRS 16, the Group recognised lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of 1 July 2019. The weighted average lessee’s incremental borrowing rate applied to the lease liabilities on 1 July 2019 was 5.20%.

The associated right-of use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet as of June 30, 2020. There were no onerous lease contracts that would have required an adjustment to the right-of-use assets at the date of initial application.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(v) New Accounting Standards and Interpretations (continued)

Measurement of Lease Liabilities
$
Operating lease commitments disclosed as of June 30, 2019	111,811

Discounted using the lessee’s incremental borrowing rate of at the date of initial application	108,028
Less short-term lease not recognised as a liability (1)	(13,290)
Lease liability recognised as of July 1, 2019	94,738

Of which are:
Current lease liability	77,665
Non-current lease liability	17,073
94,738

Right of use of asset increased by	88,477
Lease liability increased by	94,738
The net impact on retained earnings on July 1, 2019 was a decrease of	(6,261)

(1)	The practical expedient guidelines permit operating leases with a remaining lease term of less than 12 months as of July 1, 2019 as short-term leases.

On impact of adoption, the right-of-use assets of $88,477 are classified under right-of-use assets in the consolidated statement of financial position. The corresponding current lease liability of $77,665 and the non-current lease liability of $17,073.

2. INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2021	2020	2019

Interest income
Interest income	20,676	17,117	108,538
Total interest income	20,676	17,117	108,538

Other income
R&D Tax Incentive (1)	4,126,364	-	4,951,167
COVID-19 relief (2)	145,626	122,729	-
Other grant (3)	213,235	-	-
Total other income	4,485,225	122,729	4,951,167

Total interest and other income from continuing operations	4,505,901	139,846	5,059,705

(1)

A 43.5% R&D Tax incentive refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. In the year ended June 30, 2019, the Group obtained a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 regarding the Group’s eligibility to receive the incentive as a refundable cash offset, and recorded $4,951,167 in other income with respect to eligible expenditure under the incentive scheme. The receivable as of June 30, 2019 was subsequently received as cash in the prior period. In the year ended June 30, 2020, the Group did not obtain a Commissioner’s Discretion so did not recognize a receivable and other income of $3,363,433 relating to eligible expenditure for the year ended June 30, 2020. The income tax return for the year ended June 30, 2020 has since been lodged and the R&D Tax Incentive assessed as a non-refundable cash offset. The Group is considering its options, including appealing this assessment. For the year ended June 30, 2021, the Group is eligible to receive the refundable tax offset, so a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 was not required and the management has assessed activities and expenditures that are likely to be eligible under the incentive scheme and therefore recorded $4,126,364 in other income.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

2. INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS (continued)

(2)

The COVID-19 relief relates to government assistance received during the year, from the Australian Governments (at both federal and state level), in response to the economic and financial challenges in the current economy. This COVID-19 relief consists of the eligible cash flow boost grants and state level payroll tax refund and waivers. The Group has recognised this relief as part of government grants in line with IAS 20.

(3)	Other grant relates to the receipt of grant funding awarded by Michael J. Fox Foundation for Parkinson’s Research during the year ended June 30, 2021.

3. EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2021	2020	2019

Research and Development Expenses (1)
Employee expenses	2,169,420	2,698,139	2,645,512
Other research and development expenses	10,114,428	7,400,300	10,337,673

General and Administration Expenses
Depreciation on fixed assets	18,662	25,988	29,696
Depreciation on leased assets	56,707	86,439	-
Employee expenses (non R&D related)	1,556,078	617,889	735,775
Consultant and director expenses	852,369	742,390	1,477,369
Audit, internal control and other assurance expenses	220,198	217,506	208,972
Corporate compliance expenses	692,895	384,705	470,294
Insurance expenses	531,877	628,060	448,769
Office rental	87,612	72,757	132,836
Other administrative and office expenses	718,520	670,405	804,641
Share based payment expenses	1,950,563	-	-
Corporate advisory expenses	252,361	-	-

Other gains and losses
Foreign exchange (gain)/loss	297,111	(333,055)	(349,064)

(1)	Research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

4. INCOME TAX

	Years Ended June 30,
	2021	2020	2019

(a) Income tax expense:
Current tax	-	-	-
Adjustment for current tax of prior periods	-	-	-
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 26% (2020: 27.5%, 2019: 27.5%)	(3,980,432)	(3,700,620)	(3,392,903)
Effect of lower tax rates of tax on overseas income	(11,344)	(18,308)	19,045

Add tax effect of:
Research and development expenditure (net of tax incentive)	1,393,478	-	1,688,887
Research and development tax offset (1)	(2,976,920)	-	-
Adjustments for current tax of prior periods (1)	1,764,370	-	-
Other	628,535	148,105	145,245

Deferred tax asset not recognised	3,182,313	3,570,823	1,539,726
Income tax expense attributable to loss before income tax	-	-	-

(c) Potential deferred tax asset as of June 30, 2021, 2020 and 2019 in respect of: tax losses not brought to account is (1)(2):	41,223,341	40,133,912	35,913,682
Temporary differences	(4,549,151)	(1,793,626)	(1,119,563)

(1)	As of June 30, 2021, the Group had a potential tax benefit related to gross tax losses carried forward of $147,101,619 (2020: $145,941,499) and a non-refundable R&D tax offset of $2,976,920 (2020: nil). The non-refundable tax offset and the adjustment for current tax of prior periods in 2021 relates to the 2020 R&D tax incentive claim which was submitted in 2021 (see Note 2).

(2)	Unused tax loss amounts are only attributable to the Group’s operations in Australia, as the subsidiary in the United States has no carryforward tax losses as of June 30, 2021. Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

5. TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2021	2020

Accrued interest income	269	12,584
R&D tax incentive receivable	4,126,364	-
Goods and services tax receivable	47,706	48,737
Payroll tax receivable	103,338	-
Total Trade and Other Receivables	4,277,677	61,321

R&D tax incentive receivable represents the amount of the financial year 2021 R&D tax incentive the Group expects to recover. For further details, see note 2.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

6. OTHER CURRENT ASSETS

	Years Ended June 30,
	2021	2020

Current
Prepayments	1,086,391	567,884
Other	9,362	10,252
Total	1,095,753	578,136

7. TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2021	2020

Trade creditors	1,448,546	954,033
Accrued research and development expenses	714,677	843,419
Accrued professional fees	155,797	187,199
Other accrued expenses	149,644	73,991
Other payables	33,845	10,962

Total	2,502,509	2,069,604

8. PROVISIONS

	Years Ended June 30,
	2021	2020

Current
Annual leave (1)	273,876	285,360
Long service leave (1)(2)	263,492	326,679

Total	537,368	612,039

Non-Current
Long service leave (2)	9,768	41,514

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2021	2020	2019
Annual leave
Carrying amount at start of year	285,360	245,804	266,487
Charged/(credited) to profit or loss -additional provisions recognised	231,981	278,686	308,032
Amounts used during the year	(231,061)	(240,734)	(328,715)
Change in foreign exchange	(12,404)	1,604	-
Carrying amount at end of year	273,876	285,360	245,804

Long service leave
Carrying amount at start of year	368,193	391,167	323,122
Charged/(credited) to profit or loss -additional provisions recognised	31,725	40,017	68,045
Amounts used during the year	(126,658)	(62,991)	-
Carrying amount at end of year	273,260	368,193	391,167

TOTAL	547,136	653,553	636,971

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

The entire amount is presented as current, since the Group does not have an unconditional right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months. The following amounts reflect leave that is not expected to be taken or paid within the next 12 months.

	Years Ended June 30,
	2021	2020

Long service leave obligation expected to be settled after 12 months	9,768	41,514

9. COMMITMENTS AND CONTINGENCIES

R&D Tax Incentive

In the year ended June 30, 2020, the Group was unsuccessful in obtaining a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 regarding the Group’s eligibility to receive the R&D Tax Incentive as a refundable cash offset, so did not recognize a receivable and other income of $3,363,433 relating to eligible expenditure for that year. The income tax return for the year ended June 30, 2020 has since been lodged and the R&D Tax Incentive assessed as a non-refundable cash offset. The Group is considering its options, including appealing this assessment.

There are no contingent liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Group.

In respect of expenditure commitments, refer to Note 15.

10. ISSUED CAPITAL

		Years Ended June 30,
	Notes	2021	2020	2019

(a) Issued Capital
2,084,016,678 (2020: 1,037,358,032) fully paid ordinary shares	10(b)	197,447,990	160,703,754	156,632,636
Nil (2020: Nil) options for fully paid ordinary shares	10(c)	-	-	-

		197,447,990	160,703,754	156,632,636

(b) Movements in Issued Shares

	June 30,
	2021		2020		2019
	No. of shares	A$	No. of shares	A$	No. of shares	A$
Beginning of the year	1,037,358,032	160,703,754	860,837,432	156,632,636	533,891,470	143,910,328

Movement during the year	1,046,658,646	36,744,236	176,520,600	4,071,118	326,945,962	12,722,308

End of the year	2,084,016,678	197,447,990	1,037,358,032	160,703,754	860,837,432	156,632,636

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10. ISSUED CAPITAL (continued)

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	A$
July 13, 2018	Issue of shares under ATM Facility		3,083,580	0.05	166,086
January 4, 2019	Issue of shares under ATM Facility		15,789,360	0.05	749,614
February 4, 2019	Issue of shares under ATM Facility		1,912,440	0.04	78,508
March 21, 2019	Issue of shares under ATM Facility		7,930,740	0.05	430,346
March 21, 2019	Issue of shares under ATM Facility		3,723,120	0.05	169,064
March 21, 2019	Issue of shares under ATM Facility		156,000	0.05	7,341
March 21, 2019	Issue of shares under ATM Facility		1,014,240	0.04	43,544
April 8, 2019	Issue of shares under strategic investment by Life Biosciences LLC		269,905,533	0.04	10,526,318
April 8, 2019	Issue of shares to sophisticated and professional investors		23,430,949	0.04	913,807
June 30, 2019	Security issuance costs				(362,320)
Year end June 30, 2019			326,945,962		12,722,308
July 31, 2019	Issue of shares under ATM Facility		7,962,060	0.035	277,812
November 21, 2019	Issue of shares under ATM Facility		3,814,380	0.025	94,694
January 15, 2020	Issue of shares under ATM Facility		758,040	0.019	14,230
January 16, 2020	Issue of shares under ATM Facility		12,244,020	0.020	249,402
January 17, 2020	Issue of shares under ATM Facility		6,754,020	0.018	123,717
March 27, 2020	Issue of shares under ATM Facility		7,042,920	0.017	120,239
May 25, 2020	Issue of shares under ATM Facility		137,945,160	0.025	3,483,792
June 30, 2020	Security issuance costs				(292,768)
Year end June 30, 2020			176,520,600		4,071,118
July 2, 2020	Issue of shares under ATM Facility		47,646,000	0.033	1,562,055
October 23, 2020	Issue of shares to sophisticated and professional investors		271,251,007	0.037	10,036,287
November 24, 2020	Issue of shares to sophisticated and professional investors		674,694,939	0.037	24,963,713
February 11, 2021	Issue of shares under ATM Facility		53,066,700	0.050	2,674,831
June 30, 2021	Security issuance costs				(2,492,650)
Year end June 30, 2021			1,046,658,646		36,744,236

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10. ISSUED CAPITAL (continued)

(c) Terms and Conditions of Issued Capital

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of a winding up of the Group, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to vote, either in person or by proxy, at a meeting of the Group’s shareholders.

Options

Option holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Group’s shareholders. Options may be exercised at any time from the date they vest to the date of their expiration. Share options convert into ordinary shares on a one for one basis on the date they are exercised.

(d) Shares Issued after Reporting Date

Subsequent to the end of the current financial year, on July 2, 2021, 322,857,900 new ordinary shares were issued. Refer to Note 17 for further details.

11. RESERVES

		Years Ended June 30,
	Notes	2021	2020	2019

(a) Share Based Payments
160,542,720 (2020: 21,550,000, 2019: 25,300,000) options for fully paid ordinary shares	11(c)	2,750,884	866,121	1,158,975

		2,750,884	866,121	1,158,975

The share-based payment reserve is used to recognize the fair value of options issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options are exercised. When options expire, the amount is transferred from reserve to accumulated losses.

		Years Ended June 30,
	Notes	2021	2020	2019

(b) Warrants/Free-attaching options
674,694,939 free-attaching options (2020: Nil, 2019: 586,672,964 warrants) for fully paid ordinary shares (1)	11(c)	-	-	-

		-	-	-

1. On April 9, 2019, the Group issued a total of 586,672,964 two for one free-attaching warrants each with an exercise price of A$0.045 (4.5 cents). These warrants were issued as part of the strategic investment made by Life Biosciences LLC, and an accompanying placement with sophisticated investors. On December 19, 2019, the warrants expired without exercise. On November 24, 2020 as part of a two tranche placement to sophisticated and professional investors the Group issued a total of 674,694,939 free attaching warrants with an exercise price of A$0.07, expiring on November 23, 2023.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(c) Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2021		2020		2019
	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)	Number of Options	Comp. Expense (A$)
Beginning of the year	21,550,000	866,121	25,300,000	1,158,975	25,216,490	1,753,954
Options issued during the year	140,392,720	1,950,563	-	-	2,450,000	89,138
Expired during the year	-	-	(3,400,000)	(280,838)	(2,366,490)	(684,117)
Forfeited during the year	(1,400,000)	(65,800)	(350,000)	(12,016)

End of the year	160,542,720	2,750,884	21,550,000	866,121	25,300,000	1,158,975

Details of option grants are summarized as follows.

Year ended June 30, 2019:

●

On July 13, 2018 700,000 options were issued to an employee of the Group under the 2004 plan (see Note 15) in recognition of services rendered to the Group. The options are exercisable at A$0.083 consideration and expire on January 31, 2023. The fair value of the options is A$0.038.

●	On August 4, 2018 306,490 options expired.
●

On August 28, 2018 500,000 options were issued to a consultant under the 2004 Plan (see Note 15) in recognition of services rendered to the Group. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the options is A$0.019.

●	On October 1, 2018 360,000 options expired.
●	On October 24, 2018 200,000 options expired
●

On November 2, 2018 1,250,000 options were issued to a director under the 2004 Plan (see Note 15) in recognition of services rendered to the Group. The options are exercisable at A$0.11 consideration and expire on December 14, 2022. The fair value of the options is A$0.016.

●	On November 3, 2018 200,000 options expired
●	On December 11, 2018 1,200,000 options expired
●	On February 5, 2019 100,000 options expired

Year ended June 30, 2020:

●	On September 30, 2019, 150,000 options were forfeited upon resignation of an employee.
●	On January 30, 2020, 200,000 options were forfeited upon resignation of an employee.
●	On February 18, 2020, 2,000,000 options expired.
●	On May 25, 2020, 1,400,000 options expired.
●	On December 19, 2019 586,672,964 short term warrants expired.

Year ended June 30, 2021:

●	On September 18, 2020, 49,000,000 options were issued to the Directors under the 2004 ASX Plan and 2018 ADS Plan. The options are exercisable at A$0.09 and expire on September 17, 2025. The fair value of the options is A$0.032 per option.
●	On March 31, 2021, 1,400,000 options were forfeited upon resignation of an employee.
●

On April 20, 2021, 91,392,720 options were issued to the Group’s newly appointed Chief Executive Office under the 2018 ADS Plan. The options are exercisable at A$0.032 and expire on January 6, 2026. The fair value of the options is A$0.028 per option.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(d) Terms and Conditions of Reserves

Options and warrants

Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Group’s shareholders. Options and warrants may be exercised at any time from the date they vest to the date of their expiration. Share options are exercisable into ordinary shares on a one for one basis on the date they are exercised. Options granted under the 2018 ADS Plan are exercisable into ADRs, being one option for one ADR, which equals ten ordinary shares, on the date they are exercised.

Expired options are reclassified into accumulated losses. Options forfeited due to failure of a vesting condition result in a reversal of the accumulated expense through the statement of profit or loss and other comprehensive loss.

In Australia, there is not a set number of authorized shares, shares are not reserved for the exercise of options, and shares do not have a par value.

(e) Options and Warrants Issued after Reporting Date

No options were issued after reporting date.

12. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2021	2020	2019

Balance at beginning of year	154,419,061	141,236,838	129,583,125
Impact of initial adoption of IFRS 16	-	6,261	-
Net loss for the year	15,309,353	13,456,800	12,337,830
Reclassify expired options from reserves	-	(280,838)	(684,117)

Balance at end of year	169,728,414	154,419,061	141,236,838

13. LEASES

(i)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	Years Ended June 30,
Right-of-use assets	2021	2020	2019
Right-of-use assets	65,495	31,866	-
Lease liabilities
Current	27,746	32,879	-
Non-current	37,903	868	-
	65,649	33,747	-

Additions to the right-of-use assets during the current financial year were $90,336 (2020: $29,827).

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13. LEASES (continued)

(ii)	Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Years Ended June 30,
	2021	2020	2019
Depreciation of right-of-use assets	56,707	86,439	-
Interest expense	1,299	3,877	-
Expenses relating to short-term leases (included in general and administration expenses)	87,131	46,913	-
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	-	25,844	-

The total cash outflow for leases in 2021 was $146,719 (2020: $165,875).

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

Leases are recognised as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease year so as to produce a constant periodic rate of interest on the remaining balance of the liability for each year. The right-of-use asset is depreciated over the shorter of the asset’s useful life and the lease term on a straight-line basis.

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

Payments associated with short-term leases and leases of low-value assets are recognised on a straight-line basis as an expense in profit or loss. Short-term leases are leases with a lease term of 12 months or less.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14. CASH FLOW INFORMATION

	Years Ended June 30,
	2021	2020	2019

(a) Reconciliation of Net Loss to Net Cash Flows Used In Operations
Net loss	(15,309,353)	(13,456,800)	(12,337,830)

Non-cash items
Depreciation of property and equipment	18,662	25,988	29,696
Depreciation on leased assets	56,707	86,439	-
Others	(145)	-	-
Share-based payment expenses	1,884,763	(12,016)	89,138
Foreign exchange (gain) loss	426,782	(262,977)	(403,879)
	-	-	-
Changes in assets and liabilities
(Increase) Decrease in trade and other receivables	(4,216,356)	4,768,176	(1,677,087)
(Increase) Decrease in other current assets	(517,617)	53,633	(365,144)
Increase (Decrease) in trade and other payables	432,905	(648,570)	662,926
(Decrease) in other current liabilities	-	(1,577)	-
(Decrease) Increase in provision for employee entitlements	(106,417)	16,582	47,362

Net cash flows used in operating activities	(17,330,069)	(9,431,122)	(13,954,818)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	28,115,516	9,196,892	14,399,904

Closing cash and cash equivalents balance	28,115,516	9,196,892	14,399,904

(c) Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2021, 2020 and 2019.

15. EXPENDITURE COMMITMENTS

The Group has short term leases contracted for but not capitalized in the financial statements. The Group has commitments under these contracts within one year of A$30,668. As of June 30, 2021, the lease commitments mainly relate to the short term lease for the Bourke Street office lease expiring on September 30, 2021.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2021, we had research and development termination commitments approximating A$4.5 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritise our research and development programs to reduce expenditures.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 21.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of employee and consultant plans designed to reward directors, employees and consultants for their contributions to the Group. The plans are to be used as a method of retaining key personnel for the growth and development of the Group. Due to Alterity’s U.S. presence, a U.S. plan (the 2018 ADS Plan) and an Australian plan (the 2004 ASX Plan) were developed.

As of June 30, 2021, equity had been issued to 6 Directors, 2 former Directors, 2 Key Management Personnel, 8 employees and 5 consultants under the 2004 ASX Plan and 2018 ADS Plan.

As of June 30, 2020, equity had been issued to 4 Directors, 2 former Directors, 2 Key Management Personnel, 9 employees and 5 consultants under the 2004 ASX Plan.

As of June 30, 2019, equity had been issued to 4 Directors, 2 previous Directors, 2 Key Management Personnel, 11 employees and 7 consultants under the 2004 ASX Plan.

At the 2004 Annual General Meeting, shareholders authorized the Group to issue in the aggregate up to 12 million ordinary shares under the two plans. This was increased to 22 million ordinary shares at the 2005 Annual General Meeting and further increased to 30 million ordinary shares at the 2007 Annual General Meeting, 45 million ordinary shares at the 2008 Annual General Meeting and 60 million ordinary shares at the 2009 Annual General Meeting. At the September 2020 General Meeting, shareholders authorized the Group to issue up to 157.5 million securities. At the 2020 Annual General Meeting, shareholders authorized the Group to issue up to 200 million ordinary shares.

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

Information with respect to the number of options granted under the 2004 ASX Plan and 2018 ADS Plan as follows:

	Years Ended June 30,
	2021		2020		2019
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	21,550,000	0.10	25,300,000	0.12	25,216,490	0.19
Issued during the year	140,392,720	0.05	-		2,450,000	0.10
Exercised during the year	-		-		-
Expired during the year	-		(3,400,000)	0.25	(2,366,490)	0.87
Forfeited during the year	(1,400,000)	0.11	(350,000)	0.07	-

Outstanding at year end	160,542,720	0.06	21,550,000	0.10	25,300,000	0.12

Vested and Exercisable at year end	69,150,000	0.09	21,550,000	0.10	25,300,000	0.12

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price	Share options	Share options
			$A	2021	2020
PBTAS	June 7, 2017	June 6, 2022	0.07	7,000,000	7,000,000
PBTAAA	December 18, 2017	December 14, 2022	0.11	12,450,000	13,850,000
PBTAI	February 1, 2018	January 31, 2023	0.08	700,000	700,000
ATHAAB	September 18, 2020	September 17, 2025	0.09	49,000,000	-
ATHAAD	January 7, 2021	January 6, 2026	0.03	91,392,720	-
			Total	160,542,720	21,550,000

Weighted average remaining contractual life of options outstanding at end of period.	4.02 years	2.29 years

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

Model inputs –

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share	Share Price at Grant Date	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate	Fair Value per Options
		A$	A$					A$
PBTAH	February 19, 2015	0.26	0.16	74.80%	5.00	0%	2.00%	0.083
PBTAR	May 27, 2015	0.27	0.17	69.40%	5.00	0%	2.25%	0.082
PBTAS	June 7, 2017	0.07	0.05	100.00%	5.00	0%	1.97%	0.034
PBTAAA	December 18, 2017	0.11	0.07	100%	5.00	0%	2.38%	0.047
PBTAI	February 1, 2018	0.08	0.06	100%	5.00	0%	2.24%	0.038
ATHAAB	September 18, 2020	0.09	0.05	98.00%	5.00	0%	0.43%	0.032
ATHAAD	January 7, 2021	0.03	0.032	139.52%	5.00	0%	0.38%	0.028

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Information with respect to the number of shares issued under the stock option plan as follows:

	Years Ended June 30,
	2021	2020	2019
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Issued during the year	-	-	-

End of the financial year	13,277,715	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2021, 2020 and 2019.

17. SUBSEQUENT EVENTS

As announced on July 2, 2021, the Group issued 322,857,900 shares at $0.0532 per share through the use of its “at-the- market” (ATM) facility to fund working capital and progress its research and development activities.

No other matters or circumstances, other than those disclosed in note 16 of the consolidated financial statements, have arisen since June 30, 2021 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

18. LOSS PER SHARE

	Years Ended June 30,
	2021	2020	2019

Basic and diluted loss per share (cents per share)	(0.90)	(1.50)	(2.00)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	1,696,576,324	894,872,224	615,772,236

The options and warrants in place do not have the effect of diluting the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share. Please refer to Note 11 and Note 16 for options and warrants on issue which were assessed to be antidilutive.

19. KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2021	2020	2019

Short-term employee benefits	1,891,777	1,549,861	2,046,496
Post-employment benefits	45,180	48,947	41,062
Long-term benefits	(110,285)	20,528	23,016
Termination benefits	1,000,000	-	-
Share-based payments	1,950,565	-	20,443
	4,777,237	1,619,336	2,131,017

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. AUDITORS’ REMUNERATION

	Years Ended June 30,
	2021	2020	2019

- Audit and review of financial statements (1)	202,400	194,900	210,422
- Other audit services (2)	130,000	60,000	90,000

	332,400	254,900	300,422

1.	Audit and review of financial statements consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client.
2.	Included in the balance are amounts related to additional regulatory filings during the 2021, 2020 and 2019 financial years. All services provided are considered audit services for the purpose of SEC classification.

PricewaterhouseCoopers was appointed as the Group’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Group’s Auditors to be appointed at the Group’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Group’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2021, 2020 and 2019 financial years.

21. RELATED PARTY TRANSACTIONS

a. Equity Interests in Subsidiaries

Alterity Therapeutics Limited owns 100% of its subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Ltd.

b. Key Management Personnel Remuneration

The Directors of Alterity during the year:

Mr. Geoffrey Kempler, Chairman & CEO until January 7, 2021 and Chairman since January 7, 2021

Mr. Brian Meltzer, Independent Non-Executive Director

Mr. Peter Marks, Independent Non-Executive Director

Mr. Lawrence Gozlan, Non-Executive Director

Dr. David Sinclair, Non-Executive Director

Mr. Tristan Edwards, Non-Executive Director

The Key Management Personnel of the Group during the year:

Dr. David Stamler	Chief Executive Officer (since January 7, 2021, previously Chief Medical Officer and Senior Vice President Clinical Development)
Ms. Kathryn Andrews	Chief Financial Officer

Remuneration of all key management personnel of the Group is determined by the Board of Directors following recommendation by the Remuneration Committee.

The Group is committed to remunerating senior executives in a manner that is market competitive and consistent with ‘best practice’ including the interests of shareholders. Remuneration packages are based on fixed and variable components, determined by the executive’s position, experience and performance, and may be satisfied via cash or equity.

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

The Group’s remuneration policy is not solely based on the Group’s performance, but also on industry practice.

The Group’s primary focus is research activities with a long term objective of developing and commercializing its research and development results.

The Group envisages its performance in terms of earnings will remain negative whilst the Group continues in the research and clinical trials. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of the Group’s performance over the past four years.

The purpose of a performance bonus is to reward individual performance in line with Group objectives. Consequently, performance based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for the Group. This is regularly measured in respect of performance against key performance indicators (“KPI’s”).

The Group uses a variety of KPI’s to determine achievement, depending on the role of the executive being assessed.

			Post-Employment	Long Term Benefits
2021	Short Term Benefits		Superannuation	Long-service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (2)	487,292	-	16,184	(121,542)	1,000,000	450,777	1,832,711
Mr. Brian Meltzer	66,209	-	6,290	-	-	225,389	297,888
Mr. Peter Marks	68,333	-	-	-	-	225,389	293,722
Mr. Lawrence Gozlan (3)	218,333	-	-	-	-	225,389	443,722
Dr. David Sinclair	65,800	-	-	-	-	225,389	291,189
Mr. Tristan Edwards	64,774	-	1,012	-	-	225,389	291,175
	970,741	-	23,486	(121,542)	1,000,000	1,577,722	3,450,407

Other key management personnel
Dr. David Stamler (1)(4)	606,058	-	-	-	-	372,843	978,901
Ms. Kathryn Andrews (1)	314,978	-	21,694	11,257	-	-	347,929
	921,036	-	21,694	11,257	-	372,843	1,326,830
Total	1,891,777	-	45,180	(110,285)	1,000,000	1,950,565	4,777,237

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Upon termination of employment as Chief Executive Officer on January 7, 2021 Mr. Kempler received the sum of A$1 million in accordance with his employment agreement dated September 21, 2007 and accrued leave entitlements. Remuneration also includes A$101,400 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)	Includes A$150,000 in corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan for corporate advisory services including seeking and advancing opportunities to expand the Group’s product pipeline and other sources of funding to commence and continue the Group’s clinical trials.
(4)	Remuneration of Dr. David Stamler covered his previous role as Chief Medical Officer and Senior Vice President Clinical Development from July 1, 2020 to January 6. 2021 and CEO effective January 7, 2021.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

			Post-Employment	Long Term Benefits
2020	Short Term Benefits		Superannuation	Long-service	Equity
	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (1)	412,544	-	21,003	12,462	-	446,009
Mr. Brian Meltzer	73,059	-	6,941	-	-	80,000
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan	60,000	-	-	-	-	60,000
Dr. David Sinclair	45,000	-	-	-	-	45,000
Mr. Tristan Edwards	45,000	-	-	-	-	45,000
	695,603	-	27,944	12,462	-	736,009
Other key management personnel
Ms. Kathryn Andrews (1)	228,788	-	21,003	8,066	-	257,857
Dr. David Stamler (1)	625,470	-	-	-	-	625,470
	854,258	-	21,003	8,066	-	883,327
Total	1,549,861	-	48,947	20,528	-	1,619,336

(1)	Base Fee includes movements in the annual leave provision for Mr. Geoffrey Kempler, Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.

			Post-Employment	Long Term Benefits
2019	Short Term Benefits		Superannuation	Long-service	Equity
	Base Fee	Bonus	Contribution	Leave	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (1)	395,728	-	20,531	7,794	-	424,053
Mr. Brian Meltzer	80,000	-	-	-	-	80,000
Dr. George Mihaly (2)	66,667	-	-	-		66,667
Mr. Peter Marks	60,000	-	-	-	-	60,000
Mr. Lawrence Gozlan (3)	580,000	-	-	-	-	580,000
Dr. Ira Shoulson (2)(4)	58,314	-	-	-	20,443	78,757
Dr. David Sinclair (2)	10,750	-	-	-	-	10,750
Mr. Tristan Edwards (2)	10,750	-	-	-	-	10,750
	1,262,209	-	20,531	7,794	20,443	1,310,977
Other key management personnel
Ms. Kathryn Andrews (1)	236,665	-	20,531	15,222	-	272,418
Dr. David Stamler (1)	547,622	-	-	-	-	547,622
	784,287	-	20,531	15,222	-	820,040
Total	2,046,496	-	41,062	23,016	20,443	2,131,017

(1)	Base Fee includes movements in the annual leave provision relating to Mr. Geoffrey Kempler, Ms. Kathryn Andrews and Dr. David Stamler accrued in accordance with their employment contracts.
(2)	The remuneration for Dr. George Mihaly and Dr. Ira Shoulson covered the period from July 1, 2018 to April 8, 2019, being the last day of being the Group’s director. The remuneration for Dr. David Sinclair and Mr. Tristan Edwards covered the period from April 8, 2019, being the date of their appointment as directors of the Group, to June 30, 2019.
(3)	Includes corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan in the amount of A$520,000.
(4)	Dr. Ira Shoulson received unlisted options during the year. The option prices were calculated using the Black-Scholes Model applying the relevant inputs.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

The following Director was under contract during the year ended June 30, 2021:

Directors	Duration	Notice Requirements	Termination
Geoffrey Kempler	Until termination by either party. Signed September 21, 2007. Mr. Kempler stepped down as CEO on January 7, 2021	For Good Reason Mr Kempler may terminate with 30 days’ notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause

Accrued entitlements including all unreimbursed business expenses

Accelerate the vesting of any unvested options

		Without Good Reason Mr Kempler may terminate with 90 days’ notice	Bonus pro-rated only if termination occurs in 1st year

		Without Cause the Group may terminate with 90 days’ notice	Pay Geoffrey Kempler within ninety (90) days of the termination date $1,000,000 provided the Group has sufficient capital requirements to fulfill this clause

Accrued entitlements including all unreimbursed business expenses

Accelerate the vesting of any unvested options

		With Cause the Group may terminate with 30 days’ notice	Bonus pro-rated only if termination occurs in 1st year

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

The following Senior Executives were under contract during the year ended June 30, 2021:

Key management personnel	Duration	Notice Requirements	Termination
Kathryn Andrews	Until termination by either party. Signed November 11, 2014	Ms Andrews may terminate with 30 days’ notice, or	Accrued entitlements including all unreimbursed business expenses.

		Without Cause the Group may terminate with 30 days’ notice, or With Cause the Group may terminate without notice	Permitted to keep and/or exercise options that have vested at the time of termination.

David Stamler	Until termination by either party. Signed January 6, 2021.	Each party will be required to provide 6 months’ notice of termination unless otherwise agreed to in writing.

Accrued entitlements including all unreimbursed business expenses.

Vested but unexercised options shall be exercisable within 30 days after the date of termination

Unvested options will terminate automatically without further notice.

For good reason, Dr Stamler may terminate at any time upon written notice.

Payment equivalent to one hundred percent of current annualized salary.

Accrued entitlements including all unreimbursed

business expenses.

Vested but unexercised options shall be exercisable within 30 days after the date of termination.

Unvested options will terminate automatically without further notice.

		With Cause, the Group may terminate at any time upon written notice	Payment limited to accrued salary, accrued but unused vacation pay and approved but unreimbursed expenses that are owed to date of termination

All options shall be canceled upon date of termination

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c. Key Management Personnel Equity Holdings

	Balance July 1, 2020	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2021
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-

	18,380,777	-	-	-	18,380,777

	Balance July 1, 2019	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2020
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-

	18,380,777	-	-	-	18,380,777

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c. Key Management Personnel Equity Holdings (continued)

	Balance July 1, 2018	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2019
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Dr. George Mihaly (1)	226,666	-	-	(226,666)	-
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Dr. Ira Shoulson	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-

	18,607,443	-	-	(226,666)	18,380,777

1.	Other changes represented the holdings of Dr. George Mihaly when he ceased to be a director of the Group on April 8, 2019.

Share Options of the Group	Balance July 1, 2020 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2021 No.	Total Vested and Exercisable June 30, 2021 No.	Total Unvested June 30, 2021 No.
Mr. Geoffrey Kempler	5,000,000	14,000,000	-	-	-	-	14,000,000	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Mr. Brian Meltzer	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Mr. Peter Marks	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Dr. David Sinclair	-	7,000,000	-	-	-	-	7,000,000	7,000,000	7,000,000	-
Mr. Tristan Edwards	-	7,000,000	-	-	-	-	7,000,000	7,000,000	7,000,000	-
Ms. Kathryn Andrews	500,000	-	-	-	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	91,392,720	-	-	-	-	-	95,392,720	4,000,000	91,392,720
	13,250,000	140,392,720	-	-	-	-	49,000,000	153,642,720	62,250,000	91,392,720

Share Options of the Group	Balance July 1, 2019 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2020 No.	Total Vested and Exercisable June 30, 2020 No.	Total Unvested June 30, 2020 No.
Mr. Geoffrey Kempler	5,000,000	-	-	-	-	-	-	5,000,000	5,000,000	-
Mr. Brian Meltzer	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Mr. Peter Marks	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Mr. Lawrence Gozlan	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Dr. David Sinclair	-	-	-	-	-	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-	-	-	-	-	-
Ms. Kathryn Andrews	500,000	-	-	-	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
	13,250,000	-	-	-	-	-	-	13,250,000	13,250,000	-

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c. Key Management Personnel Equity Holdings (continued)

Share Options of the Group	Balance July 1, 2018 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other (1)	Options Vested During 2019 fiscal year	Balance June 30, 2019 No.	Total Vested and Exercisable June 30, 2019 No.	Total Unvested June 30, 2019 No.
Mr. Geoffrey Kempler	5,000,000	-	-	-	-	-	-	5,000,000	5,000,000	-
Mr. Lawrence Gozlan	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000
Mr. Brian Meltzer	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
Dr. George Mihaly	1,250,000	-	-	-	-	(1,250,000)	-	-	-	-
Mr. Peter Marks	1,250,000	-	-	-	-	-	-	1,250,000	1,250,000	-
						-	-
Dr. Ira Shoulson	-	1,250,000	-	-	-	(1,250,000)	-	-	-	-
Ms. Kathryn Andrews	500,000	-	-	-	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	-	-	-	-	-	-	4,000,000	4,000,000	-
	14,500,000	1,250,000	-	-	-	(2,500,000)	-	13,250,000	13,250,000

(1)	Other changes represented the holdings of Dr. George Mihaly when he ceased to be a director of the Group on April 8, 2019.

22. SEGMENT INFORMATION

The Group’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Group’s performance and determine the allocation of resources. The Group’s activities are predominantly within Australia and cover research into Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease, and other neurodegenerative disorders. Accordingly, the Group has identified one reportable segment.

23. FINANCIAL INSTRUMENTS

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2021	2020
	A$	A$
Cash and cash equivalents (USD)	21,523,678	5,403,402
Cash and cash equivalents (€EUR)	-	-
Cash and cash equivalents (£GBP)	442	430
Trade and other payables (USD)	(819,812)	(562,710)
Trade and other payables (€EUR)	(1,901)	(12,245)
Trade and other payables (£GBP)	(124,863)	(4,337)
Total exposure	20,577,544	4,824,540

As shown in the table above, the Group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

Based on the financial instruments held as of June 30, 2021, had the Australian dollar weakened/strengthened by 9.16% (2020: 2.17%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$1,896,923 lower/higher (2020: A$105,090 lower/higher).

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(ii) Interest Rate Risk

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

The Group’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2021, the Group had the following cash accounts:

●	A$3,231,661 in an Australian dollar transaction account at an interest rate of 0.01% as of June 30, 2021;
●	A$46,862 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2021;
●	A$119,340 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2021;
●	U.S.$16,159,039 (A$21,523,678) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2021;
●	A$42,713 in a three month term deposit at a fixed interest rate of 0.10% which matures on September 7, 2021;
●	A$150,000 in a three month term deposit at a fixed interest rate of 0.10% which matures on September 11, 2021;
●	A$3,000,000 in a 90 days term deposit at a fixed interest rate of 0.05% which matures on July 27, 2021.

At June 30, 2020, the Group had the following cash accounts:

●	A$3,448,551 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2020;
●	A$83,932 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2020;
●	A$66,841 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2020;
●	U.S.$3,716,309 (A$5,403,402) in U.S. checking accounts at an interest rate of 0% as of June 30, 2020;
●	A$42,713 in a three month term deposit at a fixed interest rate of 0.80% which matures on September 7, 2020;
●	A$150,000 in a three month term deposit at a fixed interest rate of 0.80% which matures on September 11, 2019.

At June 30, 2019, the Group had the following cash accounts:

●	A$1,354,771 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2019;
●	A$45,486 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2019;
●	A$66,534 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2019;
●	A$15 in an Australian Trust account at an interest rate of 0% as of June 30, 2019;
●	U.S.$6,836,116 (A$9,726,016) in U.S. checking accounts at an interest rate of 0% as of June 30, 2019;
●	A$2,012,329 in a three month term deposit at a fixed interest rate of 1.50% which matures on August 26, 2019;
●	A$1,000,000 in a three month term deposit at a fixed interest rate of 1.85% which matures on July 27, 2019;
●	A$42,713 in a three month term deposit at a fixed interest rate of 2.00% which matures on September 7, 2019;
●	A$150,000 in a three month term deposit at a fixed interest rate of 2.00% which matures on September 11, 2019.

The weighted average interest rate is 0.10% for cash and cash equivalents and 0.05% for terms deposits over three months and apart from usual variances in general rates of interest the Group is not exposed to any significant interest rate risk.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

Receivables and payables are non-interest bearing.

The Group’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2021	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	3,231,661	3,192,713	-	21,691,142	28,115,516	0.01%
Trade and other receivables	-	-	-	4,277,677	4,277,677

Total Financial Assets	3,231,661	3,192,713	-	25,968,819	32,393,193	0.01%

Financial Liabilities
Trade and other payables	-	-	-	(2,502,509)	(2,502,509)
Lease liabilities	-	(27,746)	(37,903)	-	(65,649)

Total Financial Liabilities	-	(27,746)	(37.903)	(2,502,509)	(2,568,158)

June 30, 2020	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	3,532,485	192,713	-	5,471,694	9,196,892	0.24%
Trade and other receivables	-	-	-	61,711	61,711

Total Financial Assets	3,532,485	192,713	-	5,533,405	9,258,603	0.24%

Financial Liabilities		-	-
Trade and other payables	-	-	-	(2,069,604)	(2,069,604)
Lease liabilities	-	(32,879)	(868)	-	(33,747)

Total Financial Liabilities	-	(32,879)	(868)	(2,069,604)	(2,103,351)

(b) Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counter party.

There has been no significant change in the Group’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represents the maximum credit exposure.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(c) Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations and the availability of funding through committed credit facilities.

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

	Maturities of Financial Liabilities

2021	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(2,502,509)	-	-	(2,502,509)	(2,502,509)
Lease liabilities	(27,746)	-	(37,903)	(65,649)	(65,649)
Total	(2,530,255)	-	(37,903)	(2,568,158)	(2,568,158)

2020	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(2,069,604)	-	-	(2,069,604)	(2,069,604)
Lease liabilities	(16,440)	(16,439)	(868)	(33,747)	(33,747)
Total	(2,086,044)	(16,439)	(868)	(2,103,351)	(2,103,351)

(d) Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, reserves and accumulated losses disclosed in Notes 10, 11 and 12. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management the Board monitors the need to raise additional equity from the equity markets.

(e) Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

Financial Instruments measured at Fair Value

The financial instruments recognised at fair value in the Statement of Financial Position have been analyzed and classified using a fair value hierarchy reflecting the significance of the inputs used in making the measurements. The fair value hierarchy consists of the following levels:

-	quoted prices in active markets for identical assets or liabilities (Level 1);
-	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2); and
-	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

In 2021 and 2020, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

Australian Disclosure Requirements

Directors’ Declaration

In the Directors’ opinion:

a)	the financial statements and notes set out on pages F-1 to F-42 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at June 30, 2021 and of its performance for the financial year ended on that date, and

b)	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

Note 1 confirms that the consolidated financial statements also comply with International Financial Reporting Standards as issued by the International Accounting Standards Board.

The Directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporations Act 2001.

This declaration is made in accordance with a resolution of Directors.

/s/ Geoffrey Kempler
Director
Melbourne

September 2, 2021

ITEM 19. EXHIBITS

Index to Exhibits.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

2.2	Certificate of Registration on Change of Name.	F-3	4.2	5/13/19

2.3	Rights Attached to Ordinary Shares.

4.1	License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation.	20-F		5/29/02

4.2	Variation Agreement dated August 8, 2001, between the Registrant and The General Hospital Corporation, which amends the License Agreement dated January 1, 2001, between the parties.	20-F		5/29/02

4.3	Agreement to Provide Accounting, Administration, Corporate Advice and Company Secretarial Services dated February 23, 2000, between the Registrant and Malvern Administrative Services (now The CFO solution).	20-F		5/29/02

4.4	Second Amendment to Exclusive License Agreement dated January 1, 2001, between the Registrant and The General Hospital Corporation dated March 15, 2004.	20-F	4.6	6/30/04

4.6	Prana Biotechnology Limited, 2018 American Depository Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.7	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

4.8	Sixth Research Funding and Intellectual Property Assignment Agreement dated November 7, 2014.

8.1*	List of Subsidiaries of the Registrant.

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

15.2*	Auditor’s independence declaration.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Alterity Therapeutics Limited

By:	/s/ David A. Stamler
David A. Stamler
Chief Executive Officer

Dated September 2, 2021