Form 20-F
period 2022-06-30
ALTERITY THERAPEUTICS LTD
filed 2022-08-31
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2022

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

Ordinary Shares, as of June 30, 2022 2,406,874,578

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

Forward-Looking Statements

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

PART  I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3. KEY INFORMATION

A.	[Reserved]

B.	Capitalization and Indebtedness

Not applicable.

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Financial Condition

○	We have a history of operating losses since we began operations and expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

○	We will need additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

Risks Related to Our Business

○	Government efforts to control the effect and spread of the COVID-19 virus have had and will have a disruptive effect on different aspects of our business.

○	We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials; In addition to government efforts relating to the COVID-19 pandemic, the institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

○	We are faced with uncertainties related to our research.

○	Clinical trials as they relate to our business are expensive and time consuming and their outcome is uncertain.

○	We may experience delays in our clinical trials that could adversely affect our business and operations.

○	We may not be able to complete the development of our products candidates or develop other pharmaceutical products.

○	We may need to prioritise the development of our most promising candidates at the expense of the development of other products.

○	Our research and development efforts will be seriously jeopardised if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

○	If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

○	Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will negatively impact our business and operations.

○	We have limited large scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

○	The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

○	If healthcare insurers and other organisations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

○	We may be exposed to product liability claims, which could harm our business.

○	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Risks Related to Government Regulation

○	If we do not obtain the necessary governmental approvals, we will be unable to develop or commercialise our pharmaceutical products.

○	We will not be able to commercialise any current or future product candidates if we fail to adequately demonstrate their safety and efficacy.

○	Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

○	Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations.

○	Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

○	We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Risks Related to Intellectual Property

○	Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

○	We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

○	Intellectual property rights do not address all potential threats to our competitive advantage.

○	Changes in patent laws or patent jurisprudence could diminish the value of our patents, thereby impairing our ability to protect our products or product candidates.

○	Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and protect our other proprietary information.

Risks Related to Our Compliance with the Sarbanes-Oxley Act of 2002

○	We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

○	Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Risks Related to Ownership of Our Securities

○	Our stock price may be volatile and the trading markets for our securities is limited.

○	Ownership interest in our company may be further diluted as a result of additional financings.

○	There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

○	We do not anticipate paying dividends on our ordinary shares.

○	Currency fluctuations may adversely affect the price of our securities.

○	If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Risks Related to Our Location in Australia

○	It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

○	As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

○	We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors.

○	Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

○	Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

Risks Related to Our Financial Condition

We have a history of operating losses since we began operations and expect to continue to incur operating losses for the foreseeable future and may never achieve or maintain profitability.

We have not sufficiently advanced the development of any of our product candidates to market or generate revenues from their commercial application and have incurred losses in every period since we began operations in 1997 and reported net losses of A$12,847,061, A$15,309,353 and A$13,456,800. during the fiscal years ended June 30, 2022, 2021 and 2020 respectively. As of June 30, 2022, our accumulated deficit was A$181,884,388. We expect to continue to incur additional operating losses over at least the next several years as we expand our research and development and pre-clinical activities and progress clinical trials of our product candidates that includes ATH434 for Parkinsonian diseases, PBT2 for alternative indications and the development of other compounds.

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

During the year ended June 30, 2022 we raised A$17,176,040 from the sale of our ordinary shares pursuant to our ‘At-the-market” (ATM) facility We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

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

We lack the resources to manufacture any of our product candidates on a clinical or commercial scale and do not currently have, nor do we plan to acquire the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials. We rely on collaborators and/or third parties for development, scale-up, formulation, optimisation, management of clinical trial and commercial scale manufacturing and commercialisation. There are no assurances we can scale-up, formulate or manufacture any product candidate in sufficient quantities with acceptable specifications for the conduct of our clinical trials or for the regulatory agencies to grant approval of such product candidate. We have not yet commercialized any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with good manufacturing practices (“GMP”) and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies due to the COVID-19 pandemic or other causes, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse event, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. We may not be able to meet specifications previously established for product candidates during scale-up and manufacturing.

There may be a limited number of third parties who can manufacture our products. Our reliance on third parties to manufacture our product candidates will expose us and our partners to risks including the following, any of which could delay or prevent the commercialisation of our products, result in higher costs, or deprive us of potential product revenue:

●	Contract manufacturers can encounter difficulties in achieving the scale-up, optimisation, formulation, or volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with the U.S. Food & Drug Administration (“FDA”), International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”), European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of our product candidate materials for clinical study, leading to delays in our trials.

●	For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or identifying future manufacturers may be difficult. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with FDA, ICH, European and other mandated GMP regulations and/or guidelines. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.

●	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

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

Risks Related to Government Regulation

If we do not obtain the necessary governmental approvals, we will be unable to develop or commercialise our pharmaceutical products.

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

We will not be able to commercialise any current or future product candidates if we fail to adequately demonstrate their safety and efficacy.

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

Risks Related to Ownership of Our Securities

Our stock price may be volatile and the trading market for our securities is limited.

The market price for our securities, like that of the securities of other pharmaceutical and biotechnology companies, has fluctuated substantially and may continue to be highly volatile in the future. During the last two fiscal years ended June 30, 2022 and subsequently until August 31, 2022, the market price for our ordinary shares on the ASX has ranged from as low as A$0.012 to a high of A$0.059 and the market price of our ADSs on the NASDAQ Capital Market has ranged from as low as U.S.$0.28 to a high of U.S.$5.15. The market price for our securities has been affected by both broad market developments and announcements relating to actual or potential developments concerning products under development. We believe that the following factors, in addition to other risk factors described above and elsewhere in this annual report, will continue to significantly affect the market price of our ordinary shares:

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

We will likely seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. On October 13, 2016, we entered into an At-Market Issuance Sales Agreement, for an at-market offering program under which we may from time to time sell up to an aggregate of U.S.$44,460,787 of our ordinary shares represented by ADSs. On November 8, 2017 we entered into Amendment No. 1 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. From July 1, 2018 until July 1, 2020, we sold U.S.$5,124,764 of additional ordinary shares under this program. On December 16, 2020 we entered into Amendment No. 2 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. From February 10, 2021 to date, we sold U.S.$14,952,731 of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and to date we sold an aggregate of 800,813,950 ordinary shares under this facility and raised a total of A$73.9 million (U.S.$62.6 million) in gross proceeds.

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

There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC to some U.S. investors, and a controlled foreign corporation, or CFC to other U.S. investors. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and were classified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2022 for some U.S. investors. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

On February 23, 2022 we received notification from the Listing Qualifications Department of NASDAQ advising the company that it was non-compliant with NASDAQ’s requirements that listed securities maintain a minimum bid price of $US1.00 per share on NASDAQ as outlined in the NASDAQ Listing Rules. The company has received an extension to regain compliance until February 20, 2023. If, at any time before February 20, 2023, the bid price for our ADSs closes at $US1.00 or more for a minimum of 10 consecutive business days, NASDAQ will provide written notification to the company that it complies with the bid price rule, unless the NASDAQ staff exercises its discretion to extend this 10-day period pursuant to Nasdaq Listing Rule 5810(c)(3)(F).

While the company notified NASDAQ of its intention to cure the deficiency by effecting a reverse stock split, if necessary, we could fail to meet this, or other NASDAQ continued listing requirements, resulting in the delisting of our ADSs from NASDAQ.  If we are delisted from NASDAQ, trading in our ordinary shares could be conducted on a U.S. market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares (such delisting should not affect the trading over the ASX).

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

As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of The NASDAQ Stock Market Rules. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the board of directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the NASDAQ Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of NASDAQ requirements must submit to NASDAQ in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under NASDAQ’s corporate governance rules

We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors.

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

Alterity’s mission from inception was to treat neurodegenerative diseases and its mission has remain focused on this class of diseases.

Alterity is developing first-in-class therapies to treat neurodegenerative diseases. Our lead drug candidate, ATH434, is designed to block the accumulation and aggregation of α-synuclein, a protein implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology, preserve nerve cells, and improve motor function by restoring normal iron balance in the brain. In this way, it has potential to treat Parkinson’s disease as well as Multiple System Atrophy (MSA), a rare Parkinsonian disorder. The company has been granted Orphan drug designation for ATH434 for the treatment of MSA by both the US FDA and European Commission. The exclusivity conferred by the Orphan drug designation is expected to persist beyond the term of the patents comprising the ATH434 global patent portfolio.

Phase 1 enabling studies have been completed and we have commenced a randomized, double-blind, placebo-controlled Phase 2 clinical trial with recruitment of patients underway. The global trial has received regulatory authorization to proceed in New Zealand, Italy, and the UK, with additional regulatory approvals expected to be established in this financial year.

Our technology is the outcome of many years of intense research from leading scientists in neurodegenerative disorders and other diseases. Beginning with the discovery and patenting of our initial clinical drug candidate, PBT2, the company continued to apply its expertise to inventing and patenting novel molecules with potential to treat neurodegenerative diseases which resulted in ATH434 (see above).

In 2019 and 2020, the Company invented next generation iron chaperones, a technology capable of redistributing excess iron in the central nervous system including for the treatment of Alzheimer’s disease and Parkinson’s disease. These compounds are the subject of composition of matter claims in patent families which either are filed in countries and regions that represent the commercially significant economies or are earmarked to be filed in those countries.

In 2021, the Company invented next generation zinc ionophores, a technology capable of modulating zinc for the treatment of various diseases such as cancer, neurological diseases and infectious diseases. These compounds are the subject of composition of matter claims in a patent family which is earmarked for filing in countries and regions that represent the commercially significant economies.

Our technology has progressed to create a diversified library of chemical compounds and we continue to strengthen our intellectual property portfolio with new patents generated by our discovery and research efforts. This may yield future product candidates across various neurodegenerative and other indications.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2022, our capital expenditures have totalled A$116,363.

B.	Business Overview

Alterity’s Background

Our technology has been developed over an extended period and continues to develop through the collaborative efforts of highly regarded scientists, company employees as well as representatives of research institutions in this field.

Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we historically concentrated our resources toward the pursuit of our disease targets focused primarily in Alzheimer’s disease, and creation of a chemical library of proprietary molecules. Our research efforts initially led to the discovery of a novel compound, PBT2, a low molecular weight molecule that demonstrated significant pre-clinical activity, and we currently have over 800 validated compounds from different chemical scaffolds in our chemical library.  More recently, our research efforts have focused on identifying novel compounds that bind and redistribute labile iron that is increased in Parkinsonian diseases and thought to be implicated in their pathogenesis.

Since 2009, our chemistry program is undertaken within laboratories leased from The University of Melbourne’s Bio21 Molecular Science and Biotechnology Institute, which is a multidisciplinary research center that specializes in medical, agricultural and environmental biotechnology. Accommodating more than 500 research scientists, students and industry participants, the Bio21 Institute is one of the largest biotechnology research centers in Australia.

Candidate product discovery and translational Biology Programs

Alterity’s intellectual property is considered “platform technology” based on our approach that a broad spectrum of neurodegenerative and age-related diseases can be addressed by targeting the interrelationship of metals and proteins. Historically, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, Huntington disease and Parkinsonian disorders. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the interaction between certain metals and proteins, and we believe that the platform technology may also be applicable for certain cancers, age-related macular degeneration and other neurodegenerative diseases.

To date, we have performed in vivo evaluations of our product candidates in a range of animal models of disease including models of Alzheimer’s disease, Huntington disease, Parkinsonian disorders, brain cancer and traumatic brain injury.

Product candidates are selected from our chemical library on the basis of rational drug design. Product candidates are designed to fulfil very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier, and demonstrate significant effectiveness in both nonclinical in vitro and in vivo testing.

To increase the depth and breadth of our pipeline into new neurodegenerative indications, we have continued to develop our ‘two tier’ Translational Research program structure during the past year. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel agents of interest based on their mechanism of action profile. Our discovery research has established Structure Activity Relationships (“SAR”) within chemical moieties that guide our chemists towards the design of novel therapeutics. The discovery phase also includes preliminary bioavailability and metabolic characterization. The second tier comprises ‘translational’ animal modeling programs to test and validate new candidates as potential development product candidates.

Our chemical library currently includes more than 800 novel compounds. Using SAR that has been developed over years of testing and validation by Alterity scientists, new compounds are being generated that retain functionality across diverse and novel chemical scaffolds.

New compounds from various scaffolds are synthesised and mechanistically profiled. These compounds are initially screened for activity in biological systems relevant to the candidate diseases of interest. New screens are investigated and assessed for their ability to intercede in the steps thought to underly the pathogenesis of target diseases. Such steps include pathologic protein aggregation and downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program may be progressed as back up compounds in Parkinsonian diseases and/or new indications in neurodegeneration including orphan diseases.

We have strengthened our intellectual property portfolio with three new patents that will be instrumental in supporting Alterity’s drug development portfolio. In July and August of 2021, Alterity was granted two US patents on a total of 230 novel compounds that act as two new classes of iron chaperones designed to redistribute the excess iron implicated in many neurodegenerative diseases, including Parkinson’s and Alzheimer’s diseases. In June 2022, the company received a patent on the method of treating immunoglobulin light chain amyloidosis, a rare blood disorder caused by the overproduction of abnormal protein known as amyloid.

Multiple System Atrophy

We believe that drug candidates in our library may affect the aggregation of the proteins implicated in the pathology of neurodegenerative diseases including Parkinson’s disease and related movement disorders such as Multiple system atrophy.

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

MSA is a rare, neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord. It is a rapidly progressive disease and causes profound disability. It is sporadic (not inherited) and typically presents in individuals around 50 or 60 years old. MSA is a Parkinsonian disorder characterized by a variable combination of slowed movement and/or rigidity, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls. A pathological hallmark of MSA is the accumulation of the protein α-synuclein within glia, the support cells of the central nervous system, and neuron loss in multiple brain regions. According to the U.S. National Institutes of Health, MSA affects up to 50,000 individuals in the U.S., thus it is considered an Orphan Disease. While some of the symptoms of MSA can be treated with medications, currently there are no drugs that are able to slow disease progression and there is no cure.

Because early MSA is not widely characterized, Alterity is currently conducting a natural history study called “Biomarkers of progression in Multiple System Atrophy (bioMUSE)” to track the progression of patients with MSA.  The study is being conducted in collaboration with Vanderbilt University Medical Center in the U.S. under the direction of Daniel Claassen, MD, Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations. The study is ongoing and will provide vital information on early stage MSA patients, inform the selection of biomarkers suitable to evaluate target engagement and preliminary efficacy, and deliver clinical data to characterize disease progression in patients that mirror those to be enrolled in Alterity’s Phase 2 clinical trial. To date, the study has provided rich data for optimizing the design of Alterity’s Phase 2 clinical trial. (see below)

Alterity’s lead candidate, ATH434, is a small molecule designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. In this way, it has excellent potential to treat Parkinson’s disease as well as various forms of atypical Parkinsonism such as MSA.

A comprehensive nonclinical program to evaluate ATH434’s profile to support clinical development is ongoing.  ATH434 has also been profiled in mouse models of atypical Parkinsonian conditions, including MSA. In an animal model of MSA, ATH434 prevents α-synuclein aggregation and preserves neurons in the substantia nigra and decreased the number of glial cell inclusions in the brains of treated animals. Glial cell inclusions are the pathological hallmark of MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration.  The pathologic benefits were associated with improved motor function in treated animals.

ATH434 had no relevant off-target binding activity in a broad panel of protein interactions. ATH434 did not have significant inhibitory activity of the hERG channel relevant to expected human plasma concentrations in a Good Laboratory Practices (GLP) study. ATH434 is subject to diverse metabolic pathways and is brain penetrant.

ATH434 has successfully completed Phase 1 clinical studies demonstrating the agent is well tolerated, orally bioavailable, and achieved brain levels comparable to efficacious levels in animal models of MSA. ATH434 is currently in a global, Phase 2 clinical trial (see below). ATH434 has been granted Orphan designation for the treatment of MSA by the U.S. FDA and the European Commission.

Parkinson’s Disease

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

In 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Florey Institute of Neuroscience and Mental Health in Melbourne, or the Florey Institute, to assist in the efficacy evaluation of novel compounds in models relevant to Parkinson’s disease, specifically the 6-hydroxydopamine mouse model and the MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model. The toxins used in these two mouse models mimic the disease by causing impairment of the cells of the substantia nigra, the area of the brain primarily affected in Parkinson’s disease, and subsequent loss of motor function.

During 2009 and 2010, our lead Parkinson’s disease treatment candidate emerged, ATH434, (formerly known as PBT434) based on significant improvement in motor function and coordination in both models. Of note, ATH434 improved relevant indices when administered after toxins had destroyed significant amounts of substantia nigra nerve cells, indicating that the compound can restore and maintain normal neuronal function. Mechanistic work during this period demonstrated that ATH434 reduced the aggregation of toxic α-synuclein species as well as markers of oxidative stress.

Since 2011, we have continually progressed our understanding of the mechanism of action of ATH434 to reduce alpha-synuclein accumulation and its potential to treat other movement disorders characterized by the over expression alpha-synuclein. Our non-clinical research and development activities were supported by a USD $206,000 grant from the New York-based Michael J. Fox Foundation entitled, ‘ATH434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials.’.

In 2017, Doctors Finkelstein, Cherny and colleagues published data indicating that ATH434 prevented cell death in the substantia nigra in a dose-dependent manner. The data also demonstrated the therapeutic potential of ATH434 to slow neurodegeneration with results in multiple Parkinson’s disease models, including a transgenic model of Parkinson’s disease (A53T) in which mice over-expressed the alpha-synuclein protein. In A53T mice, animals treated with ATH434 exhibited significantly increased numbers of s. nigra neurons and a significant reduction in insoluble α-synuclein and incidence of clasping behavior. These results showed that ATH434 lowered alpha-synuclein, preserved neurons and simultaneously improved motor performance. The paper was entitled, “The novel compound ATH434 prevents iron mediated neurodegeneration and alpha-synuclein toxicity in multiple models of Parkinson’s disease” and was published in Acta Neuropathol Comm.

In February 2021, the Michael J. Fox Foundation awarded Alterity a second grant, entitled “Pharmacologic Evaluation of ATH434 in a Hemiparkinsonian Nonhuman Primate Model for Dose Optimization in PD Clinical Trials” in the amount of USD $495,000. The goal of the study is to evaluate the pharmacologic profile of ATH434 for determining the optimal doses of ATH434 for future Parkinson’s disease clinical trials. The treatment phase of the study has been completed and data analysis is underway.

Alzheimer’s disease

PBT2 was our product candidate for Alzheimer’s disease. It is orally bioavailable, crosses the blood-brain barrier and was found to be safe and well tolerated in Phase 1 and Phase 2 trials. Phase 1 trials were completed by February 2006 in healthy young and aged volunteers and demonstrated that the drug was well tolerated and suitable for Phase 2 clinical development. In 2008, top line results for a Phase 2aa clinical study in mild Alzheimer’s disease patients supported PBT2’s safety and tolerability as well as its efficacy with respect to secondary cognition endpoints.

Pre-clinical research findings for PBT2 have been published in high impact scientific journals. In 2008 we reported in the journal Neuron that PBT2 could rapidly improve cognition in transgenic mice, prevent the formation of toxic soluble Abeta oligomers, lower the Abeta levels in the brain of transgenic mice and protect neurons from the toxic effect of Abeta at the synapses between neurons. In 2010, we reported in The Journal of Neuroscience on the loss of synaptic zinc uptake mechanisms in aged animal models and how this correlated with cognitive impairment. In March 2011, we reported in the scientific journal PLoS ONE that PBT2 increased the numbers of spines on the branches (or dendrites) of neurons in the hippocampus, a memory centre affected in Alzheimer’s disease, thereby increasing the number of spines permits many more neurons to interconnect with any particular neuron thereby increasing the brain’s capacity to carry out learning and memory. These findings provided insight into how PBT2 has potential to preserve and protect neurons in Alzheimer’s disease.

A 2013 paper, entitled “A Novel Approach to Rapidly Prevent Age-Related Cognitive Decline” was published in the journal Aging Cell and demonstrated that PBT2 could restore the cognition of aged mice to that of young, cognitively intact mice. A 2015 paper, entitled “PBT2 inhibits glutamate-induced excitotoxicity in neurons through metal-mediated preconditioning”, and published in Neurobiology of Disease demonstrated that PBT2 protected against glutamate-induced excitotoxicity.

Further elucidation of the protective role of PBT2 is required, however it appears that the zinc ionophore property of PBT2 works to increase intracellular zinc in the post synaptic terminal, triggering the release of calcium which in turn, leads to neuroprotective pathways being activated inside the neuron that prevent excitotoxicity.

Huntington disease

Huntington disease is a progressive, autosomal dominant neurodegenerative disorder of the central nervous system caused by a mutation in a gene which encodes the huntingtin protein. The disease results in deterioration of physical, cognitive and emotional abilities that lead to severe incapacitation and eventually death, generally 15-25 years after the onset of the disease. Huntington disease primarily affects adults, usually between the ages of 30 and 50.

US-based researchers presented the effects of clioquinol in an animal model of Huntington disease, showing evidence of improved behavior, motor skills and inhibition of the abnormal form of the Huntingtin protein. Based on these findings, we have tested several proprietary compounds in collaboration with researchers based at the Veterans Affairs Medical Center and the Department of Neurology, University of California, San Francisco, under a collaborative research agreement. PBT2 has demonstrated efficacy in the R6/2 mouse model of Huntington disease.

In July 2008, we received the findings from a report commissioned by us from US-based clinical researchers on the suitability of PBT2 for Huntington disease. The report recommended that we proceed to clinical trials in Huntington disease research participants.

In December 2012, we announced the publication of the paper entitled, “PBT2 extends lifespan, reduces striatal atrophy and improves motor performance in a transgenic mouse model of Huntington disease” in the Journal of Huntington disease. This paper describes how PBT2 significantly improved functional performance of the mice in the R6/2 model because of the neuroprotective properties of PBT2 by regulating certain metal mediated events in the brain.

Non-neurodegenerative applications

Antibiotic Resistance

In December 2020, Alterity acquired an exclusive world-wide license from UniQuest, the commercialisation company of The University of Queensland (UQ), for the development and commercialization of novel zinc ionophore technology to combat antimicrobial resistance in superbugs. Under the license, Alterity has the rights to develop and commercialise therapies that re-sensitize bacteria to antibiotics. The licensed technology combines Alterity’s PBT2 and other zinc ionophores with commonly used antibiotics to treat infections caused by multidrug resistant bacteria. A published article in the high-impact journal Science Translational Medicine, showed that PBT2 could reverse antibiotic resistance to critical superbugs and demonstrate efficacy in an animal model of sepsis.

Our Current Pipeline

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

The clinical data were presented at the American Academy of Neurology Annual Meeting in May 2019. The presentation was based on an abstract entitled A phase 1 Study of ATH434, a Novel Small Molecule Inhibitor of α-synuclein Aggregation, in Adult and Older Adult Volunteers published in the journal Neurology. In September 2019, the Company presented a poster titled: A First in Human Study of ATH434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation at the 2019 International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress) in Nice, France. The poster presented findings from the completed Phase 1 trial based on an abstract published in the journal Movement Disorders.

Alterity applied to the FDA for Orphan Drug designation for the proposed use of ATH434 for the treatment of MSA, and the designation was granted in January 2019. Orphan designation entitles Alterity to seven years of market exclusivity for the use of ATH434 in the treatment of MSA and qualifies the sponsor of the drug for various development incentives of the Orphan Drug Act, including tax credits for qualified clinical testing.

In January 2020 it was announced that the European Commission (EC) granted Orphan Drug designation to ATH434, which entitles Alterity to ten years of market exclusivity in the European Union for the use of ATH434 in the treatment of MSA and other benefits including assistance in developing clinical protocols, reduced fees and access to EU-funded research grants.

During FY22, Alterity commenced its Phase 2 clinical trial for ATH434 for patients with early-stage MSA. The trial is a randomized, double-blind, placebo-controlled investigation that will explore the effect of ATH434 treatment on imaging and protein biomarkers including excess iron and aggregating α-synuclein, respectively, which are important contributors to MSA pathology. Clinical endpoints and activity data from wearable sensors will permit comprehensive assessment of ATH434 efficacy along with characterization of safety and pharmacokinetics. The study is expected to enroll approximately 60 adult patients with early-stage MSA to receive one of two dose levels of ATH434 or placebo. Patients will receive treatment for 12 months which will provide an opportunity to detect changes in efficacy endpoints to optimize design of a definitive Phase 3 study.

The first open site at the New Zealand Brain Research Institute (NZBRI), has commenced recruitment and dosed the first patient in the Phase 2 study.

Alterity has also received regulatory approval from the Italian Medicines Agency, or Agenzia Italiana del Farmaco (AIFA) and from the United Kingdom Medicines & Healthcare products Regulatory Agency (MHRA) to expand recruitment and clinical sites. The company is currently working closely with clinical sites in these countries to initiate patient recruitment. In addition, Alterity is currently seeking regulatory approval to expand the trial to other European countries, Australia, and the United States.

bioMUSE natural history study for MSA patients

Biomarkers of progression in Multiple system atrophy (bioMUSE) is a natural history study tracking the progression of patients with early MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in target patient populations.

bioMUSE is recruiting 20 patients and continues to provide longitudinal biomarker and clinical data to characterize disease progression in a patient population that mirrors those to be enrolled in the Phase 2 study. The data generated thus far have been invaluable in informing and reducing risk in the Phase 2 trial design.

Key data from bioMUSE were presented at the International Parkinson and Movement Disorder Society Congress and reported that advanced MRI methods employed in the study, referred to as quantitative susceptibility mapping (QSM), demonstrated pathological iron accumulation in multiple areas of the brain in patients with early MSA.

The study investigators concluded that advanced MRI methods for measuring iron may improve patient selection in clinical trials of disease modifying therapy and have potential to serve as a biomarker for assessing treatment induced changes.

Scientific Peer validation

Scientific interest and validation in ATH434 continue to grow with data from the clinical trials and natural history study presented at global scientific and clinical conferences.

In April 2022, new data from the bioMUSE study was presented in a poster session at American Academy of Neurology (AAN) Annual Meeting taking place in Seattle, Washington, USA. The poster presented by Dr. Claassen, entitled, “Iron Accumulation Correlates with Disease Severity in Patients with Multiple System Atrophy” assesses the relationship between iron accumulation and symptom severity in patients with MSA. The study showed that advanced quantitative MRI methods demonstrated pathological iron accumulation in MSA patients that relate to clinical severity. The data also support the use of quantitative susceptibility mapping (QSM) as a biomarker of disease severity in MSA.

In November 2021, a poster was presented at the American Autonomic Society 32nd Annual International Symposium. The poster, entitled “Cardiovascular safety and pharmacokinetics of ATH434, a novel small molecule inhibitor of α-synuclein aggregation, in adults and older adults”, described results from the Company’s Phase 1 clinical trial conducted in healthy volunteers. In this trial, ATH434 was well tolerated in adult and ≥ 65-year-old volunteers and demonstrated no cardiac adverse event signal and no clinically significant changes in blood pressure or heart rate at any dose. ATH434 also demonstrated dose dependent pharmacokinetics (PK) after single and multiple oral doses and a half-life that supports twice-daily dosing.

In addition, multiple preclinical studies demonstrating the potential of ATH434 to treat Parkinsonian disorders have been published.

In January 2022, data in an animal model of MSA was published in the Journal of Parkinson’s Disease. The publication, entitled, “The Compound ATH434 Prevents Alpha-Synuclein Toxicity in a Murine Model of Multiple System Atrophy” described a study evaluating the efficacy of ATH434 in genetically altered mice that develop manifestations of MSA. The investigation demonstrated that in the studied brain region, ATH434 treatment reduced both the toxic oligomeric and aggregated forms of α-synuclein, a central nervous system protein important for normal function of nerve cells. ATH434 treatment also reduced the cardinal pathology of MSA (glial cell inclusions), reduced brain iron, preserved neurons, and improved motor performance. The results independently confirmed the previous findings from a study published in Movement Disorders in 2021. The 2022 publication concluded that ATH434 is a promising small molecule drug candidate that has potential for treating MSA. The study was led by David I. Finkelstein, Ph.D., Head of Parkinson’s Disease Laboratory at the Florey Institute of Neuroscience and Mental Health and the University of Melbourne.

In June 2021, Movement Disorders, the official journal of the International Parkinson and Movement Disorder Society, published results from a study demonstrating that ATH434 reduces α-synuclein related neurodegeneration in a widely accepted murine model of MSA. The study was performed at the Laboratory for Translational Neurodegeneration Research, Department of Neurology, Medical University of Innsbruck in Austria, a leading laboratory of animal research in MSA, under the direction of Professor Nadia Stefanova. The pre-clinical study showed that treatment with ATH434 was neuroprotective and improved motor function.

In October 2021, The Journal of Parkinson’s Disease published the results from a preclinical study investigating the effect of ATH434 on gastrointestinal complications titled “ATH434 Reverses Colorectal Dysfunction in the A53T Mouse Model of Parkinson’s Disease”. Non-motor symptoms are common in patients with Parkinsonian disorders, such as Parkinson’s disease and MSA. Parkinson’s disease patients experience gastrointestinal complications, cognitive deficits, autonomic dysfunction, and mood disturbance and these non-motor manifestations are an important source of morbidity and reduced quality of life.

In July 2021, Plos ONE published an in vitro study concluding that the novel mechanism of action of ATH434 provides a compelling case for its continued development as a therapeutic agent in neurodegenerative diseases associated with iron accumulation.

PBT2

In 2008 and 2009, results of our three-month double-blind, placebo-controlled safety and tolerability Phase 2a study of PBT2 in 80 elderly male and female patients with mild Alzheimer’s disease were published in The Lancet Neurology journal. The trial primary endpoints of safety and tolerability were met and PBT2 treatment at a 250mg dose resulted in a significant decrease in the target Abeta 42 protein cerebrospinal fluid. In addition, at the 250mg dose, while no significant effect was observed with the ADAS-cog, two of the five NTB tests and the overall executive function domain of the NTB, comprising five cognitive tests, was significantly improved for those patients taking 250mg of PBT2 compared to patients on placebo.

In 2014 we published results of our Phase 2 trial of PBT2 in patients with Huntington disease in Lancet Neurology. The trial, known as “Reach2HD”, was a randomized, double-blind placebo-controlled study of 109 patients with early to mid-stage Huntington disease conducted in the United States and Australia. The primary objective of the trial and secondary endpoints included the effect of PBT2 on cognition, behaviour, functional capacity and motor effects. The primary objective of the study was achieved with PBT2 being demonstrated to be safe and well tolerated in Huntington disease patients. Cognition was pre-specified as the primary efficacy endpoint and was assessed using three Composite z-scores selected from individual tests; Category Fluency, Trail Making Test Part B, Map Search, Symbol Digit Modalities and Stroop Word Reading. The Main Cognition Composite and the Exploratory Cognition Composite did not improve with PBT2 treatment, however, the Executive Function Composite, comprised of the Trail Making Test Part B and Category Fluency Test was significantly improved at 12 weeks (p=0.005) but not at 26 weeks (p=0.069).

Also in 2014, we announced that PBT2 had been granted Orphan Drug designation in the treatment of Huntington disease by the FDA. In June 2015, the European Commission granted Orphan Drug designation for PBT2 for the treatment of Huntington disease.

Notwithstanding the clinical safety demonstrated to date with PBT2 in our Phase 2 programs in Alzheimer’s disease and Huntington disease, in February 2015 we reported that the FDA had placed PBT2 on Partial Clinical Hold, based on toxicology findings in a dog study. These toxicology findings limit the dose of PBT2 that can be used in future trials. Based on the strong safety profile for PBT2, a robust safety monitoring plan was put forth for future clinical trials to the U.S. FDA, the Swedish Medical Products Agency, and the United Kingdom’s Medicines and Healthcare Products Regulatory Agency for scientific advice. The response from these agencies was that more characterization of the nature of the dog toxicology findings and its reversibility would be required to support the future development of PBT2 in Huntington disease.

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

Patent Portfolio

Since June 30, 2021, we have continued to advance our patent portfolio that aligns with our development programs.

We previously reported the filing of a patent family claiming over 150 imidazo[l,5-a]pyridine compounds that modulate biological iron and are potentially useful for the treatment of neurological diseases such as Parkinson’s disease and Alzheimer’s disease. The patent was filed under the United States expedited review procedure, known as Track One, and the company announced allowance of the United States application No. 16/818,641 on November 16, 2020 and its granting on July 1, 2021. In securing the patent grant, no prior art was cited against the application. A national phase application driving priority from PCT application, No. PCT/AU2020/050235 was filed in September 2021 in each of Europe, Japan, China, Canada, Australia and India.

We also previously reported that on June 18, 2020, we filed a provisional application to register a patent that claims an additional 80 novel compounds, also that modulate biological iron and also titled “Compounds for and Methods of Treating Diseases”. This application matured to a PCT application No. PCT/AU2021/050633 on June 18, 2021. Similar to the first mentioned patent application, contemporaneously with filing the PCT application on April 23, 2021, we also filed United States complete, application No. 17/239,375, under Track One. We announced allowance of the United States application on August 4, 2021, and in securing the allowance, no prior art was cited against the application. On October 26, 2021, the application was granted as US patent no. 11155547.

On August 27, 2021, we filed a PCT application No. PCT/AU2021,050,986 to register a patent that claims an additional 150 novel compounds, all of which modulate biological Zinc for the potential treatment of cancer, neurological diseases and infectious diseases, and is titled “Compounds for and Methods of Treating Diseases”. On the same date we also filed a United States complete application, application No. 17/459854, under United States track 1 expedited review procedure.

The Company’s Japanese patent application entitled “Method for treating Light Chain Amyloidosis application was granted on 15 February 2022 and assigned Patent No. 7025358 and the Company’s United States patent application entitled “Method for treating Light Chain Amyloidosis application was granted on 14 June 2022 and assigned Patent No. 11,357,770.

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline compounds class and their utility in the treatment of neurological conditions.

“Neurologically- Active Compounds” Filed: April 1, 2005	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, South Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ quinazolinone chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds. It covers the ATH434 composition of matter.

“Quinazolinone compounds” Filed: December 24, 2008	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to 2,3 disubstituted quinazolinone compounds used in the treatment of Parkinson’s Disease.

“Method of treating immunoglobulin light chain amyloidosis” Filed: July 1, 2016	A PCT patent application has entered National Phase and awaits examination. The patent has been granted in the US and Japan in 2022. The application was abandoned in China.	This invention is directed to the treatment of light chain amyloidosis with a known compound.

“Compounds for Methods of Treating Diseases” Filed: March 13, 2020	A US patent has been granted and national phase applications have been filed in Europe, Japan, China, Canada, Australia and India.	This invention is directed to 150 novel compounds and for the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: June 18, 2021	National phase is yet to be entered and a US patent has been granted.	This invention is also directed to 80 novel compounds and for the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: August 27, 2021	A PCT and a US complete application are pending.	This invention is directed towards 150 novel compounds for the treatment of neurodegenerative diseases and infectious diseases.

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

There are currently no approved drugs for the treatment of Multiple System Atrophy (MSA). If we are able to successfully develop ATH434 and gain approval for the treatment of MSA, we may compete with the following drug candidates which are in development:

●	BHV-3241 (Formerly AZD-3241). This product is being developed by Biohaven Pharmaceuticals, Inc who licensed it from AstraZeneca after a negative Phase 2 study in MSA. It is thought to act by inhibiting the enzyme myeloperoxidase. A Phase 3 study completed in 2022 was negative.

●	Anle138b. This product is being developed by MODAG, GmBH and is thought to act by dissolving aggregated forms of the alpha-synuclein protein. A Phase 1 trial in Parkinson’s disease is ongoing but there are no trials in MSA.

●	BIIB101 (ION464). This product is being developed by Biogen in collaboration with Ionis and is thought to act by interfering with the synthesis of the alpha-synuclein protein. The product is administered by direct injection into cerebrospinal fluid. A phase 1 study is ongoing.

●	Lu AF82422. This product is being developed by H. Lundbeck A/S and is thought to act by interfering with the extracellular spread of the alpha-synuclein protein. A Phase 2 study is ongoing.

Regulatory Considerations

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from those activities will be, subject to regulation by human research ethics committees and institutional research boards, as well as numerous governmental authorities in Australia, the TGA, the United States (FDA), and Europe (various national authorities and the EMA). Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials, as well as an extensive regulatory approval process mandated by the TGA and, to the extent that any of our pharmaceutical products under development are marketed abroad, by foreign regulatory agencies, including the FDA, EMA and EU national authorities.

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

During the course of clinical trials and non-clinical studies, including toxicology studies, product candidates may exhibit unforeseen and unacceptable drug-related toxicities or side effects. If any unacceptable toxicities or side effects were to occur, we may, or regulatory authorities may require us to, interrupt, limit, delay or abort the development of our potential products. In addition, unacceptable toxicities could ultimately prevent the clearance of our product candidates by human research ethics committees, institutional research boards, the TGA, EMA, FDA or other regulatory authority for any or all targeted indications. Even after being cleared by a regulatory authority, any of our products may later be shown to be unsafe or not to have its purported effect, thereby preventing widespread use or requiring withdrawal from the market. We cannot make any assurances that ATH434 or any other product candidates will be safe or effective when administered to patients.

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

Our executive offices are located at Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia, where we occupy approximately 223 square meters. The lease for the facility, originally expired on September 17, 2020, and has been extended until September 30, 2022, with an annual rent of A$39,426. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, United States of America, where we occupy approximately 911 square feet. The lease for the facility, which expires on May 31, 2024, has an annual rent of U.S.$30,610. We also utilize a facility at 30 Flemington Rd, Parkville, VIC 3010, Australia, where we occupy approximately 44 square meters. The lease for the facility which expires on July 31, 2024 has an annual rent of A$17,001.

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

Since completing our initial public offering and listing process on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of our disease targets. We have completed four Phase 1 studies of PBT2 and a Phase 2a clinical trial for PBT2 in patients with Alzheimer’s disease. We have completed the “IMAGINE” Phase 2 biomarker imaging trial in Alzheimer’s disease and a fifty-two week open label IMAGINE Extension study and the “Reach2HD” Phase 2a trial in Huntington disease. In 2019, we completed a Phase I clinical trial of ATH434 in healthy volunteers and in 2022 we commenced a Phase 2 clinical trial of ATH434 in Multiple System Atrophy (MSA), a rare and highly debilitating Parkinsonian disorder. For details regarding clinical trials for our lead compounds, see Item 4.B. “Information on the Company - Business Overview - Clinical Trials for Our Product Candidates.”

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. The Group has incurred recurring losses since inception including an operating loss of $12,847,061 (2021: $15,309,353) and an operating cash outflow of $12,337,274 (2021: $17,330,069). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the long-term development of its planned research and development programs. Cash and cash equivalents on hand as at June 30, 2022 was $34,806,799. During the financial year ended June 30, 2022, the Group raised $17,176,040 resulting from the sale of shares of our ordinary shares pursuant to the ‘At-the-market” (ATM) facility. Furthermore, the Group has recorded a Trade and Other Receivable as at June 30, 2022 of $4,669,405 from the Australian Taxation Office in respect of our 2022 Research and Development Tax Incentive claim. The Group has sufficient funds to meet our forecast cash outflows for all planned research and development activities, including conduct of the ATH434 Phase 2 clinical study and working capital for at least the next twelve months from the issuance of this report.

Our consolidated financial statements have been prepared assuming that the Group will continue as a going concern, which contemplates the realization of assets and the satisfaction of its liabilities in the normal course of business.

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

Impact of COVID-19

The effects of the COVID-19 pandemic have impacted our business and customers. Government responses to the COVID-19 pandemic have resulted in international travel and other restrictions, which has limited our access to key personnel, impacted our ability to expand our R&D and increased the risk that development of our products may take longer, may be more expensive than expected and may not deliver the expected benefits on schedule or at all. Such impacts may negatively affect our revenue and ability to generate profits in the future. The COVID-19 pandemic has also prompted a trend towards expanded contractual liability. Any future pandemic or resurgence, could have a material adverse effect on our business and results of operations.

Results of Operations

Year ended June 30, 2022 compared to year ended June 30, 2021

Interest income

Interest income decreased to A$2,504 for the year ended June 30, 2022 from A$20,676 for the year ended June 30, 2021, a decrease of A$18,172, or 87.9%. The reduction in interest income is primarily attributable to lesser term deposits committed as a result of lower Australian dollar cash balances during the current fiscal year.

Other Income

We have recognised a receivable and other income of A$4,669,405 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year ended June 30, 2022, on which we are entitled to a 43.5% refundable offset under an Australian R&D tax incentive scheme that was introduced on July 1, 2019.

For the year ended June 30, 2021, we recognised a receivable and other income of A$4,126,364 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year. This was subsequently received during the year ended June 30, 2022.

We were awarded a U.S.$495,487 grant from the Michael J Fox Foundation for Parkinson’s Research during the year ended June 30, 2021, to carry out a research programme and we recognised U.S.$330,325 and U.S.$165,162 as other income during the year ended June 30, 2022 and June 30, 2021 respectively.

Research and development expenses

Our research and development expenses increased to A$14,745,776 for the year ended June 30, 2022 from A$12,283,848 for the year ended June 30, 2021, an increase of A$2,461,928, or 20%. The increase is attributable to the increase in activity in relation to the commencement of the Phase 2 clinical trial of our lead product candidate ATH434.

General and administrative expenses

General and administrative expenses decreased to A$5,513,915 for the year ended June 30, 2022 from A$6,937,842 for the year ended June 30, 2021, a decrease of A$1,423,927 or 20.5%. The decrease is attributable to a reduced share based payment expense relating to the issue of options to key management, termination payments and increased consultants’ fees in the prior period.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, increased slightly to A$364,665 for the year ended June 30, 2022 from A$360,026 for the year ended June 30, 2021, an increase of A$4,639.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$2,722,430 for the year ended June 30, 2022 compared to a foreign exchange loss of A$297,111 for the year ended June 30, 2021. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2022 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2021 fiscal year, the Australian dollar appreciated against the U.S. dollar, which had an unfavorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2022 fiscal year, we incurred a foreign exchange gain of A$2,813,146 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange loss of A$90,716 attributable to foreign currency transactions. In the 2021 fiscal year, we incurred a foreign exchange loss of A$426,782 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$129,671 attributable to foreign currency transactions.

For a comparison of our results of operations between year ended June 30, 2021 and year ended June 2020, see Item 5.A. “Results of Operations” of our annual report on Form 20-F as filed on September 2, 2021.

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

Australian Disclosure Requirements

Dividends

No dividends have been paid during the financial year (2021: nil). The Directors do not recommend the payment of a dividend in respect of the current financial year (2021: nil).

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the year.

Events since the end of the financial year

No other matters or circumstances have arisen since June 30, 2022 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

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

We are a development stage company, have had no sales income to date and as of June 30, 2022, our accumulated deficit totaled A$181,884,388. We had A$34,806,799 of cash and cash equivalents as of June 30, 2022, compared to A$28,115,516 as of June 30, 2021.

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

In March 2011, we completed a private placement of our securities to institutional investors for aggregate gross proceeds of approximately A$6.12 million. Under the terms of the offering, we sold an aggregate of approximately 27.2 million ordinary shares (equivalent to 453,333ADSs) at a price of A$0.225 per share (A$13.5 per ADS on a post reverse ratio basis). We also granted to the investors options to purchase up to an aggregate of approximately 6.8 million ordinary shares (equivalent to 113,333 ADSs) at an exercise price of A$0.225 per share (A$13.2 per ADS on a post reverse ratio basis) that expired.

In June 2011, we completed a private placement of 5.69 million of our ordinary shares to institutional investors and Quintiles Limited, at a price of A$0.225 per share, for aggregate gross process of approximately A$1.28 million We also granted the investors options to purchase 1.42 million ordinary shares at an exercise price of A$0.225 per share that expired on March 24, 2015.

In July 2011, we entered into an At-The-Market Issuance Sales Agreement with a U.S. broker and issued 2,785,221 million ADSs on a post reverse ratio basis for gross proceeds of A$39.4 million. On November 26, 2014 we entered into an Amendment to the At-The-Market Issuance Sales Agreement to continue the at-the-market equity program. We sold 11,310,920 of our ADSs on a post reverse ratio basis for aggregate gross proceeds of approximately A$35.55 million through this facility.

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

As of June 30, 2022, we had a total of 859.4 million unlisted, unexercised options outstanding. The options have exercise prices ranging from A$0.02 to A$0.11. If all unlisted options were exercised, we would receive consideration of A$56.6 million in total.

From inception to June 30, 2022, our capital expenditures have totaled A$844,007, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research facility at The University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 20 years, with a net balance as of June 30, 2022 of A$102,551. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

We believe the Australian Government tax incentive scheme relating to eligible research and development activities, introduced on July 1, 2011, will provide us with significant benefits in future years. Such eligible R&D activities include but are not limited to:

●	Core activities, which are experimental activities whose outcome cannot be known or determined in advance, but can only be determined by applying a systematic progression of work;

●	Core activities conducted for the purpose of generating new knowledge (including new knowledge in the form of new or improved processes and materials); or

●	Supporting activities that are directly related and designed to support the above.

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax incentive. In the year ended June 30, 2022, we recorded A$4.7 million in other income with respect to funds we will receive in relation to the 2022 financial year under the research and development tax incentive scheme.

We have incurred recurring losses since inception, including operating losses of $12.8 million and $15.3 million for the years ended June 30, 2022 and 2021, respectively, and an operating cash outflow of $12.3 million and $17.3 million, respectively. We expect to continue incurring losses for the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs. Our cash and cash equivalents on hand as of June 30, 2022 was $35 million. During the financial year we raised $17 million from the sale of our ordinary shares pursuant to our ‘At-The-Market” (ATM) facility. Furthermore, we have recorded a Trade and Other Receivable as at June 30, 2022 of $4.7 million from the Australian Taxation Office in respect of our 2022 Research and Development Tax Incentive claim. On this basis, we believe we have sufficient funds to meet our forecast cash outflows for all planned research activities, including the conduct of the ATH434 Phase 2 clinical study and working capital for at least twelve months from the date of this report.  The consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of our assets and the satisfaction of our liabilities in the normal course of business.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2022	2021	2020

	(A$)
Net cash (used) in operating activities	(12,337,274)	(17,330,069)	(9,431,122)
Net cash used in investing activities	(89,147)	(10,472)	(16,744)
Net cash generated from(used) in financing activities	16,304,558	36,685,947	3,981,877
Net increase(decrease) in cash and cash equivalents	3,878,137	19,345,406	(5,465,989)
Cash and cash equivalents at beginning of period	28,115,516	9,196,892	14,399,904
Exchange rate adjustments on cash held in foreign currencies	2,813,146	(426,782)	262,977
Cash and cash equivalents at end of period	34,806,799	28,115,516	9,196,892

Net cash used in operating activities was A$12,337,274, A$17,330,069 and A$9,431,122 during the years ended June 30, 2022, 2021 and 2020, respectively. Our payments to suppliers and employees during the years ended June 30, 2022, 2021 and 2020 were A$16,875,144, A$17,720,622 and A$14,363,974, respectively. Our operating activity receipts for the years ended June 30, 2022, 2021 and 2020 of A$4,126,364, Nil and A$4,824,880 consisted of R&D tax incentive refunds. The A$845,478 decrease in payments to suppliers and employees for the year ended June 30, 2022 when compared to the year ended June 30, 2021 reflects the payment of employee entitlements on termination in the prior period. The A$3,356,648 increase in payments to suppliers and employees for the year ended June 30, 2021 when compared to the year ended June 30, 2020 reflects the increase in activity during the year due to preparation for the Phase 2 study of ATH434. During the years ended June 30, 2022, 2021 and 2020, our payments to suppliers and employees was offset in part by interest received of A$2,755, A$20,491 and A$19,162, respectively.

Net cash used in investing activities was A$89,147, A$10,472 and A$16,744 during the years ended June 30, 2022, 2021 and 2020, respectively. Cash flows used for investing activities was primarily attributable to payments for the purchase of a property and equipment for the years ended June 30, 2022, 2021 and 2020.

Net cash generated from financing   activities was A$16,304,558, A$36,685,947 and A$3,981,877 for the years ended June 30, 2022, 2021 and 2020. Cash generated from financing activities in the year ended June 30, 2022, 2021 and 2020 mainly related to gross proceeds from the issuance of shares amounting to A$17,176,040, A$39,236,886 and A$4,363,886 respectively.

An unrealized foreign exchange gain of A$2,813,146 was incurred for the year ended June 30, 2022 an unrealized foreign exchange loss of A$426,782 was incurred for the year ended June 30, 2021 and an unrealized foreign exchange gain of A$262,977 was incurred for the year ended 2020. In 2022, the Australian dollar depreciated against the U.S. dollar by 8.19%. In 2021, the Australian dollar appreciated against the U.S. dollar by 9.16%. In 2020, the Australian dollar depreciated against the U.S. dollar by 1.66%.

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

When a product candidate is identified as suitable for clinical development, we establish a project team to coordinate all non-clinical and clinical development and manufacturing activities. Typically, we engage a clinical research organization to manage patient enrollment, data management, clinical site coordination and statistical analysis, as is the case with the development of our lead compound ATH434 through Phase 1 and 2 development. We manage our manufacturing campaigns through clinical manufacturing organisations for quality assurance and GMP compliance. All clinical, non-clinical, clinical development and manufacturing of our compounds is performed in compliance with the appropriate governing authorities, regulators and standards (for example, the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use).

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

E.	Critical Accounting Estimates

Not applicable

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	67	Chairman of the Board of Directors
David A. Stamler	61	Chief Executive Officer
Kathryn J.E. Andrews	55	Chief Financial Officer
Lawrence B. Gozlan	43	Director
Peter A. Marks(1) (2)	66	Director
Brian D. Meltzer(1)(2)	68	Director
David Sinclair	53	Director (Resigned January 4, 2022)
Tristan Edwards	47	Director (Resigned January 4, 2022)
Phillip Hains	62	Company Secretary

Messrs. David Sinclair and Tristan Edwards resigned as directors of the Company on January 4, 2022

(1)	Member of the Audit Committee

(2)	Member of the Remuneration Committee and Share Plan Committee

Mr. Geoffrey Kempler has served as Chairman of our Board of Directors since November 1997; between November 1997 and August 2004 he served as our Chief Executive Officer and again assumed the position of Chief Executive Officer from June 2005 until January 2021. Mr. Kempler is one of the founders of our company. Mr. Kempler served as a Chairman and Non-Executive Director of Opthea Limited, an ASX and NASDAQ listed drug development company, from November 2015 until October 2020.

Mr. Kempler is a qualified psychologist with extensive experience in investment and business development and has been responsible for the implementation of our strategic plan and the commercialisation of our technology. Mr. Kempler was appointed Chairman of Ausbiotech, Australia’s biotechnology organization, on 8 November 2021 and also sits on the Monash Institute of Cognitive and Clinical Neurosciences (MICCN) Industry Advisory Board at the Turner Institute of Brain and Mental Health at Monash University, where he is also an Adjunct Senior Lecturer.

Mr. Kempler holds a B.Sc degree in science from Monash University, Grad. Dip. App. Soc. Psych. degree from Swinburne University.

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

Mr. Lawrence Gozlan has served as a director of our Group since August 2011. Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is currently a Director of Opthea Limited, an ASX and NASDAQ listed drug development company, and a number of private biotechnology companies in the USA. He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

Mr. Peter Marks has served as a director of our Group since July 2005. For the period November 21, 2006 to October 20, 2011, Mr. Marks also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that has, over several years, focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment banking and corporate advisory firm. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently Chairman of Newburyport Partners, a boutique corporate and capital markets advisory firm specializing in advising and raising capital for a range of small to mid-cap companies. Mr. Marks was until March 31, 2020 a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed municipal & industrial waste water technology business. Mr. Marks is also a non-executive director of Electriq~Global Ltd, an unlisted public company developing a novel and safe hydrogen fuel storage and transportation system. He also currently serves as Director of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies as well as a non-executive director (until August 2022) of Nyrada Inc, which is developing several pre-clinical non-oncology projects focusing on the cardiovascular and TBI space, and which was listed on ASX in January 2020. Mr Marks is also a director of listed resources company Iris Metals Ltd. which listed on ASX in September 2021. He has also served as a non-executive director of ASX listed company, Elsight Ltd from January 2020 until end September 2021.From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to the position of Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, valuations, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Law degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from the Scottish School of Business at the University of Edinburgh. Mr. Marks currently serves as a director on ASX and Nasdaq listed companies, Noxopharm Ltd from March 2016, Nyrada Inc from March 2018 and Iris Metals Ltd from December 2020. Mr. Mark served as director on Fluence Corporation Ltd and Elsight Ltd in the last 3 years.

Mr. Brian Meltzer has served as a director of our Group since December 1999. Subsequent to several years as Chief Economist of ICI Australia (now Orica), Mr. Meltzer spent 25 years in investment banking. His breadth of expertise includes major property transactions, corporate advisory, corporate finance, management buyouts, venture capital and large-scale syndications. He has held a number of Board and Board Advisory roles for private companies in the human resources, health and wellness, aged care, software, entertainment and finance sectors, including Director of a federal government licensed Innovation Investment Fund. In 2015 he acquired a corporate health division of an American multinational then grew it five-fold before selling it in 2021 to the subsidiary of a Canadian multinational. Mr. Meltzer is also a Director of the Australia-Israel Chamber of Commerce and Chairman of Independence Australia, a social enterprise.

Mr. Phillip Hains has served as Company Secretary for our Group since November 2014. Mr. Hains is a Charted Accountant operating a specialist public practice, “The CFO Solution”. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 30 years’ experience in providing businesses with accounting, administration, compliance, and general management services.

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

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2022 and the number of meetings attended by each director were:

	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings
Director	A	B	A	B	A	B
Geoffrey Kempler	8	8	—	—	—	—
Lawrence Gozlan	8	8	—	—	—	—
Peter Marks	8	8	8	8	1	1
Brian Meltzer	8	8	8	8	1	1
David Sinclair (1)	4	4	—	—	—	—
Tristan Edwards (1)	4	4	—	—	—	—

A = Number of meetings held during the time the director held office or was a member of the committee.

B = Number of meetings attended

— = Not a member of the relevant committee

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

Board Diversity

The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

Board Diversity Matrix

Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background	4

B.	Compensation

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

	2022	2021
	A$	A$
Base fees
Board - member	70,000	70,000

Remuneration policy versus financial performance

The Group’s remuneration policy is not entirely based on our performance, but rather on industry practice.

The Group’s primary focus is research activities with a long-term objective of developing and commercializing our research and development results.

The tables below set out summary information about our earnings and movement in shareholder wealth for the five years to June 30, 2021:

	2022	2021	2020	2019	2018
	A$	A$	A$	A$	A$
Interest income	2,504	20,676	17,117	108,538	201,174
Total comprehensive loss for the year	(12,847,061)	(15,309,353)	(13,456,800)	(12,337,830)	(8,265,737)

No dividends have been paid for the five years to June 30, 2022.

	2022	2021	2020	2019	2018
	$	$	$	$	$
ASX share price at start of the year	0.03	0.03	0.03	0.04	0.05
ASX share price at end of the year	0.01	0.03	0.02	0.03	0.04
Basic and diluted loss per share (cents)	(0.53)	(0.90)	(1.50)	(2.00)	(1.58)

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

The following table sets forth all compensation we paid for the year ended June 30, 2022 with respect to each of our directors and executive officers during the 2022 fiscal year.

	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Termination	Equity
2022	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (2)	377,800	-	10,000	-	-	-	387,800
Mr. Brian Meltzer	63,636	-	6,359	-	-	-	69,995
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan (3)	107,500	-	-	-	-	-	107,500
Dr. David Sinclair (4)	34,888	-	-	-	-		34,888
Mr. Tristan Edwards (4)	31,819	-	4,194	-	-	-	36,013
	685,643	-	20,553	-	-	-	706,196

Other key management personnel
Dr. David Stamler (1)	658,393	-	-	-	-	965,633	1,624,026
Ms. Kathryn Andrews (1)	296,979	-	23,568	6,711	-	32,531	359,789
	955,372	-	23,568	6,711	-	998,164	1,983,815
Total	1,641,015	-	44,121	6,711	-	998,164	2,690,011

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.

(2)	Includes A$277,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

(3)	Includes A$37,500 in corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan for corporate advisory services including seeking and advancing opportunities to expand the Group’s product pipeline and other sources of funding to commence and continue the Group’s clinical trials.

(4)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

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

Non-Executive Directors are not entitled to receive bonuses and/or incentives. In the previous year, the Directors have received equity as part of their total remuneration. Employees have received equity as recommended by the Remuneration Committee.

	Fixed remuneration		LTI
	2022	2021	2022	2021
	%	%	%	%
Directors
Mr. Geoffrey Kempler	100	75	-	25
Mr. Brian Meltzer	100	24	-	76
Mr. Peter Marks	100	23	-	77
Mr. Lawrence Gozlan	100	49	-	51
Dr. David Sinclair (1)	100	23	-	77
Mr. Tristan Edwards (1)	100	23	-	77
Other key management personnel
Dr. David Stamler	41	62	59	38
Ms. Kathryn Andrews	91	100	9	-

(1)	David Sinclair and Tristan Edwards resigned January 4, 2022.

Long-term incentive (“LTI”) related to remuneration were provided in the form of share-based payments.

There are no short-term incentives considered to be at risk in the current or prior year.

c)	Share-based compensation

At the Annual General Meeting held on November 17, 2004, Shareholders approved the establishment of a new Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions to the Group. The plan is to be used as a method of retaining key personnel for the growth and development of our intellectual property rights. Due to our United States presence, a United States plan, and an Australian plan were developed. At June 30, 2022, equity had been issued to four (4) Directors, two (2) former Directors, two (2) Key Management Personnel, ten (10) employees and four (4) consultants under the 2004 ASX Plan and 2018 ADS Plan.

The term and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in this reporting period are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Vested	Value per option at grant date
December 18, 2017	December 18, 2017	December 14, 2022	$0.11	Yes	$0.05
November 2, 2018	November 2, 2018	December 14, 2022	$0.11	Yes	$0.02
September 18, 2020	September 18, 2020	September 17, 2025	$0.09	Yes	$0.03
January 7, 2021	January 6, 2023 onwards	January 6, 2026	$0.03	No	$0.03
July 31, 2021	July 31, 2021	July 31, 2024	$0.07	Yes	$0.03
November 29, 2021	November 29, 2022 onwards	November 29, 2026	$0.02	No	$0.02
November 29, 2021	November 29, 2022 onwards	November 29, 2026	$0.04	No	$0.02

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

As of June 30, 2022, there were 5,000,000 options over ordinary shares issued as remuneration to one key management personnel of our Group during the current financial year (2021: 140,392,720).

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

Options and right holdings

The number of options over ordinary shares of our Group held during the financial year by each Director of Alterity Therapeutics Limited and other Key Management Personnel of our Group, including their personally related parties, are set out below:

Share Options of the Group	Balance July 1, 2021 No.	Granted as Remuneration No.	Options Exercised No.	Other movements	Balance June 30, 2022 No.	Total Vested and Exercisable June 30, 2022 No.	Total Unvested June 30, 2022 No.
Mr. Geoffrey Kempler	19,000,000	-	-	-	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	-	8,250,000	8,250,000	-
Mr. Brian Meltzer	8,250,000	-	-	-	8,250,000	8,250,000	-
Mr. Peter Marks	8,250,000	-	-	-	8,250,000	8,250,000	-
Dr. David Sinclair (1)	7,000,000	-	-	(7,000,000)	-	-	-
Mr. Tristan Edwards (1)	7,000,000	-	-	(7,000,000)	-	-	-
Ms. Kathryn Andrews	500,000	5,000,000	-	(500,000)	5,000,000	-	5,000,000
Dr. David Stamler	95,392,720	-	-	(4,000,000)	91,392,720	-	91,392,720
	153,642,720	5,000,000	-	(18,500,000)	140,142,720	43,750,000	96,392,720

(1)	Options held by David Sinclair and Tristan Edwards were forfeited upon resignation on January 4, 2022.

All vested options are exercisable at the end of the year and there were 96,392,720 options unvested as of June 30, 2022.

Share Options of the Group	Balance July 1, 2020 No.	Granted as Remuneration No.	Options Exercised No.	Other movements	Balance June 30, 2021 No.	Total Vested and Exercisable June 30, 2021 No.	Total Unvested June 30, 2021 No.
Mr. Geoffrey Kempler	5,000,000	14,000,000	-	-	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	1,250,000	7,000,000	-	-	8,250,000	8,250,000	-
Mr. Brian Meltzer	1,250,000	7,000,000	-	-	8,250,000	8,250,000	-
Mr. Peter Marks	1,250,000	7,000,000	-	-	8,250,000	8,250,000	-
Dr. David Sinclair	-	7,000,000	-	-	7,000,000	7,000,000	-
Mr. Tristan Edwards	-	7,000,000	-	-	7,000,000	7,000,000	-
Ms. Kathryn Andrews	500,000	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	91,392,720	-	-	95,392,720	4,000,000	91,392,720
	13,250,000	140,392,720	-	-	153,642,720	62,250,000	91,392,720

Shares provided on exercise of remuneration options

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended June 30, 2022 and June 30, 2021.

Shareholdings

The number of our ordinary shares held during the financial year by each Director of our Group and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

Fully Paid Ordinary Shares of the Group	Balance July 1, 2021 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No.	Balance June 30, 2022 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Mr. David Sinclair (1)	-	-	-	-	-
Mr. Tristan Edwards (1)	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,380,777	-	-	-	18,380,777

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

Fully Paid Ordinary Shares of the Group	Balance July 1, 2020 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No.	Balance June 30, 2021 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,380,777	-	-	-	18,380,777

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with key management personnel

There were no further transactions with Key Management Personnel not disclosed above.

e)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at June 30, 2022:

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

Election of Directors

Directors are elected at our annual general meeting of shareholders. Under our Constitution, the term of office of our directors are staggered, such that at every annual general meeting of shareholders one-third, rounded down to the nearest whole number, of the directors, except a Managing Director, must retire from office and may offer himself/herself for re-election. No director, except a Managing Director, shall retain office for a period in excess of three years without submitting for re-election. Our Board of Directors has the power to appoint any person to be a director, either to fill a vacancy or as an additional director (provided that the total number of directors does not exceed the maximum allowed by law), and any director so appointed may hold office only until the next annual general meeting when he or she shall be eligible for election. Mr. Brian Meltzer must retire and may stand for re-election at our 2022 annual general meeting of shareholders.

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

As of June 30, 2022, we had 12 employees. Of such employees, nine persons are employed in research and development and three persons in management and administration. Seven employees are located in Australia and five employees are located in the United States.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 26, 2022 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	37,011,000	1.13%
Kathryn J.E. Andrews (4)	-	*
David A. Stamler (5)	-	*
Lawrence B. Gozlan (6)	8,250,000	*
Peter A. Marks (7)	8,293,111	*
Brian D. Meltzer (8)	8,576,666	*
All directors and executive officers as a group (8 persons)	62,130,777	1.90%

*	Less than 1%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 3,242,112,237 consisting of 2,406,874,578 ordinary shares and 859,387,659 unlisted options, issued and outstanding as of August 26, 2022.

3.	Includes options to purchase 5,000,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022, and options to purchase 14,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 156,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest, 600,000 ordinary shares are held of record by Sandhurst Trustees Ltd. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd., NRB Developments Pty Ltd. and Sandhurst Trustees Ltd.

4.	Includes options to purchase 5,000,000 ordinary shares that are exercisable for A$0.04 consideration on or before November 29, 2026.

5.	Includes options to purchase 91,392,720 ordinary shares that are exercisable for A$0.03 each on or before January 6, 2026.

6.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Also includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025.

7.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Also includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks.

8.	Includes options to purchase 1,250,000 ordinary shares that are exercisable for A$0.11 consideration on or before December 14, 2022. Also includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. The 326,666 outstanding ordinary shares are held of record by BT Panorama Investment., a superannuation fund of Mr. Meltzer.

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

A summary of the status of the Stock Option Plans as of June 30, 2022, 2021 and 2020, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2022		2021		2020
	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)
Options outstanding at the beginning of the year	160,542,720	$0.09	21,550,000	$0.10	25,300,000	$0.12
Granted	45,150,000	$0.04	140,392,720	$0.05	-	-
Exercised	-	-	-	-	-	-
Expired/forfeited	(21,000,000)	$0.08	(1,400,000)	$0.11	(3,750,000)	$0.25
Lapsed	-	-	-	-	-	-
Options outstanding at the end of the year	184,692,720	$0.05	160,542,720	$0.06	21,550,000	$0.10
Options exercisable at the end of the year	60,150,000	$0.09	69,150,000	$0.09	21,550,000	$0.10

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

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Alterity Therapeutics Limited under options were as follows:

Date of expiry	Exercise price (A$)	Number under options
December 16, 2022	0.11	12,450,000
January 31, 2023	0.08	700,000
September 17, 2025	0.09	35,000,000
November 23, 2023	0.07	674,694,939
January 6, 2026	0.03	91,392,720
July 31, 2024	0.07	12,000,000
November 29, 2026	0.04	19,250,000
November 29, 2026	0.02	13,900,000
		859,387,659

Shares issued as a result of the exercise of options

During the year ended June 30, 2022 none of our ordinary shares were issued as a result of the exercise of options.

Since June 30, 2022, none of our ordinary shares were issued as a result of the exercise of options.

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

During the year ended June 30, 2022, we engaged the external auditor to provide audit and other assurance services. Please refer to note 20 of the financial statements for further information.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 in relation to the audit for the year ended June 30, 2022 is included in Exhibit 15.2 of this annual report on Form 20-F.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Group’s 2022 Corporate Governance Statements can be found on its website at www.alteritytherapeutics.com.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Geoffrey Kempler
Geoffrey Kempler
Chairman
Melbourne
August 31, 2022

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

As of August 26, 2022, Life Biosciences, LLC held 146,300,493 ordinary shares (or ADS equivalents), or 6.1% of our ordinary shares.

According to Schedules 13D filed by Life Biosciences, from March 2, 2022 through March 4, 2022, Life Biosciences disposed of 136,703 ADSs, representing the equivalent of 8,202,180 Ordinary Shares, in a series of transactions pursuant to a 10b5-1 Plan at prices ranging from $0.7579 to $0.8202 per ADS in open market transactions. Between March 7, 2022 and March 24, 2022, Life Biosciences disposed of an aggregate of 393,297 ADSs, representing the equivalent of 23,597,820 Ordinary Shares, pursuant to the 10b5-1 Plan. On March 24, 2022, upon the disposition of all shares subject thereto, the 10b5-1 Plan terminated in accordance with it terms. Between July 6, 2022 and July 20, 2022, Life Biosciences disposed of an aggregate of 478,773 ADSs, representing the equivalent of 28,726,380 Ordinary Shares. Between July 21, 2022 and August 26, 2022, Life Biosciences disposed of an aggregate of 1,051,311 ADSs, representing the equivalent of 63,078,660 Ordinary Shares.

There are no other shareholders known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There have been no other significant changes in the ownership of major shareholders during the year.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of August 26, 2022, there were 5,590 holders of record of our ordinary shares, of which 22 record holders, holding approximately 59.09% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 58.75% of our ordinary shares including 6.08% holding by Life Biosciences LLC as of such date.

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

Not applicable.

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

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and Jones Trading Institutional Services LLC (collectively, the “Agents”) under which we could sell up to an aggregate of U.S.$44,460,787 of ordinary shares represented by ADSs. We agreed to pay the Agents commission equal to 3% of the gross proceeds of the sales price of all ADSs sold through them as sales agent under the sales agreement. The offering of our ADSs pursuant to the sales agreement will terminate on the earliest of (1) the sale of all of the ordinary shares subject to the sales agreement, or (2) termination of the sales agreement by us or the agent. We and the agent may terminate the sales agreement at any time upon five days prior notice. The agent may terminate the sales agreement at any time in certain circumstances, including the occurrence of a material adverse change that, in the sales agent’s judgment, may make it impracticable or inadvisable to market or sell our ADSs or a suspension or limitation of trading of our ADSs on The NASDAQ Capital Market.

On November 8, 2017, we entered into Amendment No. 1 to our At-The-Market Issuance Sales Agreement to continue the At-The-Market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. On December 22, 2020 we entered into Amendment No. 2 to continue the at-the-market equity program under which we from time to time may sell up to an aggregate of U.S.$50,000,000 of ordinary shares represented by ADSs. As of June 30,2022, we issued a total amount of 6.3 million ADSs under this At-The-Market Issuance Sales Agreement for gross proceeds of A$19.87 million (U.S.$14.95 million).

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2022 for some U.S Holders of our ADSs and may continue to be a PFIC for each of the subsequent fiscal years.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$29,361,393, A$21,523,678 and A$5,403,402 cash held in U.S. dollars, which is our major foreign currency, as of June 30, 2022, 2021 and 2020, respectively. A hypothetical 6% adverse movement, based on average of highest and lowest exchange rate during the year, would reduce the cash balance at the end of each year by approximately A$1,853,648.

We conduct our activities in mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2022, the Australian dollar depreciated against the U.S. dollar by 8.19%. In the financial years 2021 and 2020, the Australian dollar appreciated by 9.16% and depreciated by 1.66% against the U.S. dollar, respectively. A hypothetical 6% adverse movement in the U.S. dollar would increase the cost of our foreign currency payables by approximately A$131,822.

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2022, we paid BNYM a total of U.S.$30,423 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2021, we paid BNYM a total of U.S.$41,180 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e), as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2022, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2022. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2022, our internal control over financial reporting is effective.

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

		Year Ended June 30,
Services Rendered		2022		2021
Audit and review of financial statements (1)	A$	216,400	A$	202,400
Other audit services	A$	-	A$	130,000

Total	A$	216,400	A$	332,400

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2022.

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

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS

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

All press releases, financial reports and other information are available on our website: https://alteritytherapeutics.com/

ALTERITY THERAPEUTICS LIMITED (FORMERLY PRANA BIOTECHNOLOGY LIMITED)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alterity Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alterity Therapeutics Limited and its subsidiaries (the “Company”) as of June 30, 2022 and 2021, and the related consolidated statements of profit or loss and other comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended June 30, 2022, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standards Board.

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

Research and development tax incentive receivable

As described in Notes 1, 2 and 5 to the consolidated financial statements, the Company’s research and development (“R&D”) tax incentive receivable was $4.7 million as of June 30, 2022, which was recorded as other income for the year ended June 30, 2022. Management assesses the R&D activities to determine which are eligible under the R&D tax incentive scheme and then records the expected R&D tax incentive amount as a receivable on the consolidated statement of financial position and other income in the consolidated statement of profit or loss and other comprehensive loss. Management applies significant judgement in determining whether the R&D activities and related expenditures are eligible under the R&D tax incentive scheme.

The principal considerations for our determination that performing procedures relating to the R&D tax incentive receivable is a critical audit matter are the significant judgements made by management to determine whether the R&D activities and related expenditures are eligible under the R&D tax incentive scheme. This in turn led to a high degree of auditor subjectivity, judgement and effort to evaluate the audit evidence related to the valuation of the R&D tax incentive receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the R&D tax incentive receivable, which included: (i) evaluating the appropriateness of the valuation methodology used to estimate the amount of the R&D tax incentive receivable; (ii) testing the completeness and accuracy of the underlying expense data used to determine the R&D tax incentive receivable; and (iii) evaluating, for a selection of eligible expenditures, the reasonableness of management’s assessment of eligibility. The work of management’s specialist was used in performing the procedures to evaluate the reasonableness of the R&D tax incentive receivable. As a basis for using this work, we obtained an understanding of the specialist’s qualifications and the Company’s relationship with the specialist was assessed. The procedures performed also included evaluation of the assumptions used by the specialist and an evaluation of the specialist’s findings.

/s/ PricewaterhouseCoopers

Melbourne, Australia

August 31, 2022

We have served as the Company's auditor since 2006.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30,
	Notes	2022	2021
Assets
Current Assets
Cash and cash equivalents		34,806,799	28,115,516
Trade and other receivables	5	4,725,361	4,277,677
Other current assets	6	1,611,929	1,095,753

Total Current Assets		41,144,089	33,488,946

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$202,380 and A$374,064 respectively		102,551	31,313
Right-of-use assets net of accumulated depreciation of A$312,156 and A$272,491 respectively	13	115,971	65,495

Total Non-Current Assets		218,522	96,808

Total Assets		41,362,611	33,585,754

Liabilities
Current Liabilities
Trade and other payables	7	5,079,587	2,502,509
Provisions	8	656,267	537,368
Lease liabilities	13	57,632	27,746
Current tax liabilities		26,924	-

Total Current Liabilities		5,820,410	3,067,623

Non-Current Liabilities
Provisions	8	13,753	9,768
Lease liabilities	13	59,857	37,903

Total Non-Current Liabilities		73,610	47,671

Total Liabilities		5,894,020	3,115,294
Net Assets		35,468,591	30,470,460

Equity
Issued capital	10	213,787,061	197,447,990
2022: 2,406,874,578 fully paid ordinary shares
Nil options over fully paid ordinary shares
2021: 2,084,016,678 fully paid ordinary shares
Nil options over fully paid ordinary shares
Reserves	11	3,565,918	2,750,884
Accumulated deficit during the development stage	12	(181,884,388)	(169,728,414)

Total Equity		35,468,591	30,470,460

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in Australian dollars, except number of shares and per share amounts)

		Years ended June 30,
	Notes	2022	2021	2020

Interest income	2	2,504	20,676	17,117
Other income	2	5,123,525	4,485,225	122,729
Intellectual property expenses		(364,665)	(360,026)	(352,922)
General and administration expenses	3	(5,513,915)	(6,937,842)	(3,446,139)
Research and development expenses	3	(14,745,776)	(12,283,848)	(10,098,439)
Other operating expenses		(1,156)	(2,227)	(44,217)
Other gains and losses	3	2,722,430	(297,111)	333,055
Forfeited options from reserves		-	65,800	12,016

Loss before income tax expense		(12,777,053)	(15,309,353)	(13,456,800)

Income tax expense	4	(70,008)	-	-

Loss for the year		(12,847,061)	(15,309,353)	(13,456,800)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year		(12,847,061)	(15,309,353)	(13,456,800)

Loss per share (basic and diluted - cents per share)	18	(0.53)	(0.90)	(1.50)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		2,405,990,036	1,696,876,324	894,872,224

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2022	2021	2020
Cash Flows from Operating Activities
Payments to suppliers and employees		(16,875,144)	(17,720,622)	(14,363,974)
Interest received		2,755	20,491	19,162
R&D tax refund		4,126,364	-	4,824,880
Interest paid		(2,285)	(1,299)	(3,878)
Other grant received		454,120	213,235	-
COVID-19 government relief		-	158,126	92,688
Income tax paid		(43,084)	-	-

Net cash flows used in operating activities	14(a)	(12,337,274)	(17,330,069)	(9,431,122)

Cash Flows from Investing Activities
Payments for purchase of plant and equipment		(89,147)	(10,472)	(16,744)

Net cash flows used in investing activities		(89,147)	(10,472)	(16,744)

Cash Flows from Financing Activities
Proceeds from issue of securities and other equity securities		17,176,040	39,236,886	4,363,886
Payment of share issue costs		(836,969)	(2,492,650)	(292,768)
Principal elements of lease payments		(34,513)	(58,289)	(89,241)

Net cash flows generated from financing activities		16,304,558	36,685,947	3,981,877

Net increase/(decrease) in cash and cash equivalents		3,878,137	19,345,406	(5,465,989)

Opening cash and cash equivalents brought forward		28,115,516	9,196,892	14,399,904
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		2,813,146	(426,782)	262,977

Closing cash and cash equivalents carried forward	14(b)	34,806,799	28,115,516	9,196,892

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2019		860,837,432	156,632,636	1,158,975	(141,236,838)	16,554,773
Initial adoption of IFRS 16		-	-	-	(6,261)	(6,261)
Restated total equity at 1 July 2019		860,837,432	156,632,636	1,158,975	(141,243,099)	16,548,512
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	176,520,600	4,363,886	-	-	4,363,886
Transaction costs from issuance of shares		-	(292,768)	-	-	(292,768)
Expired options		-	-	(280,838)	280,838	-
Forfeited options reversed to profit or loss		-	-	(12,016)	-	(12,016)
		176,520,600	4,071,118	(292,854)	280,838	4,059,102
Net loss		-	-	-	(13,456,800)	(13,456,800)
Total comprehensive loss for the year		-	-	-	(13,456,800)	(13,456,800)
Balance, June 30, 2020		1,037,358,032	160,703,754	866,121	(154,419,061)	7,150,814
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	1,046,658,646	39,236,886	-	-	39,236,886
Non-cash issuance of options to directors and employees	11(b)	-	-	1,950,563	-	1,950,563
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(2,492,650)	-	-	(2,492,650)
Forfeited options reversed to profit or loss		-	-	(65,800)	-	(65,800)
		1,046,658,646	36,744,236	1,884,763	-	38,628,999
Net loss		-	-	-	(15,309,353)	(15,309,353)
Total comprehensive loss for the year		-	-	-	(15,309,353)	(15,309,353)
Balance, June 30, 2021		2,084,016,678	197,447,990	2,750,884	(169,728,414)	30,470,460
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	322,857,900	17,176,040	-	-	17,176,040
Non-cash issuance of options to directors and employees	11(b)	-	-	1,179,577	-	1,179,577
Non-cash issuance of options to consultants	11(b)	-	-	326,544	-	326,544
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(836,969)	-	-	(836,969)
Expired options		-	-	(240,310)	240,310	-
Forfeited options of vested options reversed to accumulated deficit		-	-	(450,777)	450,777	-
		322,857,900	16,339,071	815,034	691,087	17,845,192
Net loss		-	-	-	(12,847,061)	(12,847,061)
Total comprehensive loss for the year		-	-	-	(12,847,061)	(12,847,061)
Balance, June 30, 2022		2,406,874,578	213,787,061	3,565,918	(181,884,388)	35,468,591

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

Financial Reporting Framework

The financial report of Alterity Therapeutics Limited for the year ended June 30, 2022 was authorized for issue on August 31, 2022.

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

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial liabilities at fair value through profit or loss.

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2022 and the comparative information presented in these financial statements for the years ended June 30, 2021 and 2020.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% refundable tax offset will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2022 the Group has recorded an item in other income of A$4.7 million (2021: A$4.1 million, 2020: Nil) to recognize this amount which relates to this period.

On October 7, 2020, the Treasury Laws Amendment (A Tax Plan for the Covid-19 Economic Recovery Bill 2020) was introduced to the Parliament. This legislation supersedes the Treasury Laws Amendment (Research and Development Incentive) Bill 2019. Under the amendments, commencing July 1, 2021, the refundable tax offset rate for companies with aggregated turnover below $20 million would become 18.5% above the companies tax rate and the R&D expenditure threshold would be increased from $100 million to $150 million.

Management does not consider the rate reduction or the refund cap has material impact towards the Group’s R&D tax incentive claim the financial year ended June 30, 2022.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing cash until its research activities have become marketable. The Group has incurred recurring losses since inception including an operating loss of $12,847,061 (2021: $15,309,353) and an operating cash outflow of $12,337,274 (2021: $17,330,069). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the long-term development of its planned research and development programs. Cash and cash equivalents on hand as at June 30, 2022 was A$34,806,799. During the financial year ended June 30, 2022, the Group raised $17,176,040 resulting from the sale of shares of our ordinary shares pursuant to the ‘At-the-market” (ATM) facility. Furthermore, the Group has recorded a Trade and Other Receivable as at June 30, 2022 of $4,669,405 from the Australian Taxation Office in respect of our 2022 Research and Development Tax Incentive claim. The Group has sufficient funds to meet our forecast cash outflows for all planned research and development activities, including conduct of the ATH434 Phase 2 clinical study and working capital for at least the next twelve months from the issuance of this report.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of these consolidated financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. On an ongoing basis, the Group evaluates its significant accounting policies and estimates. Estimates are based on historical experience and on various market-specific and other relevant assumptions that the Group believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are assessed each period and updated to reflect current information, such as the economic considerations related to the impact that COVID-19 could have on the Group’s significant accounting estimates. The Group’s future assessments of the impact of COVID-19 could result in material impacts to its consolidated financial statements in future periods.

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

(b) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development into Parkinsonian and other neurodegenerative disorders.

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

(d) Property and Equipment (continued)

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

(f) Investments and other financial assets (continued)

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

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 5   for further details.

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

No impairment charges were incurred during the three years ended June 30, 2022, 2021 and 2020.

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

As of June 30, 2022, 2021 and 2020, the Group had no capitalized research and development costs.

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

Equity-based compensation benefits are provided to directors, employees and consultants under the 2004 ASX Plan (the “2004 ASX Plan”) and the 2018 American Depository Share (ADS) Option Plan (the “2018 ADS Plan”). Information relating to this plan is set out in Note 16.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

(q) Share-Based Payments (continued)

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

The Directors have also reviewed all the new and revised Standards and Interpretations in issue not yet adopted for the year ended June 30, 2022. As a result of this review, the Directors have determined that there is no material impact of the Standards and Interpretations in issue not yet adopted on the Group and, therefore, no change is considered necessary to the Group’s accounting policies.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

2. INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2022	2021	2020

Interest income
Interest income	2,504	20,676	17,117
Total interest income	2,504	20,676	17,117

Other income
R&D Tax Incentive (1)	4,669,405	4,126,364	-
COVID-19 relief (2)	-	145,626	122,729
Other grant (3)	454,120	213,235	-
Total other income	5,123,525	4,485,225	122,729

Total interest and other income from continuing operations	5,126,029	4,505,901	139,846

(1)	A 43.5% R&D Tax incentive refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. In the year ended June 30, 2020, the Group did not obtain a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 regarding the Group’s eligibility to receive the R&D Tax incentive so did not recognize a receivable and other income of $3,363,433 relating to eligible expenditure for the year ended June 30, 2020. The income tax return for the year ended June 30, 2020 has since been lodged and the R&D Tax Incentive assessed as a non-refundable cash offset. The Group has objected against this assessment. For the years ended June 30, 2022 and June 30, 2021, the Group is eligible to receive the refundable tax offset, so a Commissioner’s Discretion was not required and the management has assessed activities and expenditures that are likely to be eligible under the incentive scheme and therefore recorded $4,669,405 and $4,126,364 in other income.

(2)	The COVID-19 relief relates to government assistance received during the year, from the Australian Governments (at both federal and state level), in response to the economic and financial challenges in the current economy. This COVID-19 relief consists of the eligible cash flow boost grants and state level payroll tax refund and waivers. The Group has recognised this relief as part of government grants in line with IAS 20.

(3)	Other grant relates to the receipt of grant funding awarded by Michael J. Fox Foundation for Parkinson’s Research during the year ended June 30, 2022 and June 30, 2021.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

3. EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2022	2021	2020

Research and Development Expenses (1)
Employee expenses	2,517,516	2,169,420	2,698,139
Other research and development expenses	12,228,260	10,114,428	7,400,300

General and Administration Expenses
Depreciation on fixed assets	17,848	18,662	25,988
Depreciation on leased assets	36,366	56,707	86,439
Employee expenses (non R&D related)	705,541	1,556,078	617,889
Consultant and director expenses	390,896	852,369	742,390
Audit, internal control and other assurance expenses	220,798	220,198	217,506
Corporate compliance expenses	401,741	692,895	384,705
Insurance expenses	655,990	531,877	628,060
Office rental	79,329	87,612	72,757
Other administrative and office expenses	911,347	718,520	670,405
Share based payment expenses	1,506,122	1,950,563	-
Corporate advisory expenses	587,937	252,361	-

Other gains and losses
Foreign exchange (gain)/loss	(2,722,430)	297,111	(333,055)

(1)	Research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

4. INCOME TAX

	Years Ended June 30,
	2022	2021	2020

(a) Income tax expense:
Current tax	50,072	-	-
Adjustment for current tax of prior periods	19,936	-	-
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 25% (2021: 26%, 2020: 27.5%)	(3,194,263)	(3,980,432)	(3,700,620)
Effect of lower tax rates of tax on overseas income	(9,712)	(11,344)	(18,308)

Add tax effect of:
Research and development expenditure (net of tax incentive)	1,516,215	1,393,478	-
Research and development tax offset (1)	-	(2,976,920)	-
Adjustments for current tax of prior periods (1)	-	1,764,370	-
Other	529,075	628,535	148,105

Deferred tax asset not recognised	1,108,614	3,182,313	3,570,823
Income tax expense attributable to loss before income tax	(70,008)	-	-

(c) Potential deferred tax asset as of June 30, 2022, 2021 and 2020 in respect of: tax losses not brought to account is (1)(2):	41,204,149	41,223,341	40,133,912
Temporary differences	(2,903,797)	(4,549,151)	(1,793,626)

(1)	As of June 30, 2022, the Group had a potential tax benefit related to gross tax losses carried forward of $153,026,530 (2021: $147,101,619) and a non-refundable R&D tax offset of $2,976,920 (2021: $2,976,920). The non-refundable tax offset and the adjustment for current tax of prior periods in 2021 relates to the 2020 R&D tax incentive claim which was submitted in 2021 (see Note 2).

(2)	Unused tax loss amounts are only attributable to the Group’s operations in Australia, as the subsidiary in the United States has no carryforward tax losses as of June 30, 2022. Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

5. TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2022	2021

Accrued interest income	18	269
R&D tax incentive receivable	4,669,405	4,126,364
Goods and services tax receivable	55,938	47,706
Payroll tax receivable	-	103,338
Total Trade and Other Receivables	4,725,361	4,277,677

R&D tax incentive receivable represents the amount of the financial year 2022 R&D tax incentive the Group expects to recover. For further details, see note 2.

6. OTHER CURRENT ASSETS

	Years Ended June 30,
	2022	2021

Current
Prepayments	1,601,697	1,086,391
Other	10,232	9,362
Total	1,611,929	1,095,753

7. TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2022	2021

Trade creditors	2,689,098	1,448,546
Accrued research and development expenses	2,066,500	714,677
Accrued professional fees	185,362	155,797
Other accrued expenses	107,929	149,644
Other payables	57,622	33,845

Total	5,106,511	2,502,509

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

8. PROVISIONS

	Years Ended June 30,
	2022	2021

Current
Annual leave (1)	371,877	273,876
Long service leave (1)(2)	284,390	263,492

Total	656,267	537,368

Non-Current
Long service leave (2)	13,753	9,768

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2022	2021	2020
Annual leave
Carrying amount at start of year	273,876	285,360	245,804
Charged/(credited) to profit or loss -additional provisions recognised	242,532	231,981	278,686
Amounts used during the year	(158,968)	(231,061)	(240,734)
Change in foreign exchange	14,437	(12,404)	1,604
Carrying amount at end of year	371,877	273,876	285,360

Long service leave
Carrying amount at start of year	273,260	368,193	391,167
Charged/(credited) to profit or loss -additional provisions recognised	25,210	31,725	40,017
Amounts used during the year	(327)	(126,658)	(62,991)
Carrying amount at end of year	298,143	273,260	368,193

TOTAL	670,020	547,136	653,553

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

	Years Ended June 30,
	2022	2021

Long service leave obligation expected to be settled after 12 months	13,753	9,768

9. COMMITMENTS AND CONTINGENCIES

R&D Tax Incentive

In the year ended June 30, 2020, the Group was unsuccessful in obtaining a Commissioner’s Discretion pursuant to subsection 328-126(6) of the Income Tax Assessment Act 1997 regarding the Group’s eligibility to receive the R&D Tax Incentive as a refundable cash offset, so did not recognize a receivable and other income of $3,363,433 relating to eligible expenditure for that year. The income tax return for the year ended June 30, 2020 has since been lodged and the R&D Tax Incentive assessed as a non-refundable cash offset. The Group has objected against this assessment.

There are no contingent liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Group.

In respect of expenditure commitments, refer to Note 15.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10. ISSUED CAPITAL

		Years Ended June 30,
	Notes	2022	2021	2020

(a) Issued Capital
2,406,874,578 (2021: 2,084,016,678) fully paid ordinary shares	10(b)	213,787,061	197,447,990	160,703,754
Nil (2021: Nil) options for fully paid ordinary shares	10(c)	-	-	-

		213,787,061	197,447,990	160,703,754

(b) Movements in Issued Shares

	June 30,
	2022		2021		2020
	No. of shares	A$	No. of shares	A$	No. of shares	A$
Beginning of the year	2,084,016,678	197,447,990	1,037,358,032	160,703,754	860,837,432	156,632,636

Movement during the year	322,857,900	16,339,071	1,046,658,646	36,744,236	176,520,600	4,071,118

End of the year	2,406,874,578	213,787,061	2,084,016,678	197,447,990	1,037,358,032	160,703,754

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$
July 31, 2019	Issue of shares under ATM Facility		7,962,060	0.035	277,812
November 21, 2019	Issue of shares under ATM Facility		3,814,380	0.025	94,694
January 15, 2020	Issue of shares under ATM Facility		758,040	0.019	14,230
January 16, 2020	Issue of shares under ATM Facility		12,244,020	0.020	249,402
January 17, 2020	Issue of shares under ATM Facility		6,754,020	0.018	123,717
March 27, 2020	Issue of shares under ATM Facility		7,042,920	0.017	120,239
May 25, 2020	Issue of shares under ATM Facility		137,945,160	0.025	3,483,792
June 30, 2020	Security issuance costs				(292,768)
Year end June 30, 2020			176,520,600		4,071,118
July 2, 2020	Issue of shares under ATM Facility		47,646,000	0.033	1,562,055
October 23, 2020	Issue of shares to sophisticated and professional investors		271,251,007	0.037	10,036,287
November 24, 2020	Issue of shares to sophisticated and professional investors		674,694,939	0.037	24,963,713
February 11, 2021	Issue of shares under ATM Facility		53,066,700	0.050	2,674,831
June 30, 2021	Security issuance costs				(2,492,650)
Year end June 30, 2021			1,046,658,646		36,744,236
July 2, 2021	Issue of shares under ATM Facility		322,857,900	0.053	17,176,040
June 30, 2022	Security issuance costs				(836,969)
Year end June 30, 2022			322,857,900		16,339,071

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

(d) Shares Issued after Reporting Date

No shares have been issued after the reporting date.

11. RESERVES

		Years Ended June 30,
	Notes	2022	2021	2020

(a) Share Based Payments
184,692,720 (2021: 160,542,720, 2020: 21,550,000) options for fully paid ordinary shares	11(c)	3,565,918	2,750,884	866,121

		3,565,918	2,750,884	866,121

The share-based payment reserve is used to recognize the fair value of options issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options are exercised. When options expire, the amount is transferred from reserve to accumulated losses.

		Years Ended June 30,
	Notes	2022	2021	2020

(b) Warrants/Free-attaching options
674,694,939 free-attaching options (2021: 674,694,939 free-attaching options, 2020: Nil) for fully paid ordinary shares (1)	11(c)	-	-	-

		-	-	-

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(b) Warrants/Free-attaching options (continued)

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

(c) Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2022		2021		2020
	Number of Options	(A$)	Number of Options	(A$)	Number of Options	(A$)
Beginning of the year	160,542,720	2,750,884	21,550,000	866,121	25,300,000	1,158,975
Options issued during the year	45,150,000	-	140,392,720	-	-	-
Expired during the year	(7,000,000)	(240,310)	-	-	(3,400,000)	(280,838)
Forfeited during the year	(14,000,000)	(450,777)	(1,400,000)	(65,800)	(350,000)	(12,016)
Share Based Payment expense	-	1,506,121	-	1,950,563	-	-
End of the year	184,692,720	3,565,918	160,542,720	2,750,884	21,550,000	866,121

Details of option grants are summarized as follows.

Year ended June 30, 2020:

●	On September 30, 2019, 150,000 options were forfeited upon resignation of an employee.

●	On January 30, 2020, 200,000 options were forfeited upon resignation of an employee.

●	On February 18, 2020, 2,000,000 options expired.

●	On May 25, 2020, 1,400,000 options expired.

●	On December 19, 2019 586,672,964 short term warrants expired.

Year ended June 30, 2021:

●	On September 18, 2020, 49,000,000 options were issued to the Directors under the 2004 ASX Plan and 2018 ADS Plan. The options are exercisable at A$0.09 and expire on September 17, 2025. The fair value of the options is A$0.032 per option.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(c) Movements in Options for Fully Paid Ordinary Shares (continued)

●	On March 31, 2021, 1,400,000 options were forfeited upon resignation of an employee.

●	On April 20, 2021, 91,392,720 options were issued to the Group’s newly appointed Chief Executive Office under the 2018 ADS Plan. The options are exercisable at A$0.032 and expire on January 6, 2026. The fair value of the options is A$0.028 per option.

Year ended June 30, 2022:

●	On December 8, 2021, 13,900,000 options were issued to the Group’s employees and consultants based in the United States under the 2018 ADS Plan. The options are exercisable at A$0.0238 and expire on November 29, 2026. The fair value of the options is A$0.021 per option.

●	On December 8, 2021, 19,250,000 options were issued to the Group’s employees and consultants based in Australia under the 2004 ASX Plan. The options are exercisable at A$0.0375 and expire on November 29, 2026. The fair value of the options is A$0.021 per option.

●	On December 8, 2021, 12,000,000 options were issued to a consultant under the 2004 ASX Plan. The options are exercisable at A$0.07 and expire on July 31, 2024. The fair value of the options is A$0.027 per option.

●	On January 4, 2022, 14,000,000 options were forfeited upon resignation of two Non-Executive Directors.

●	On June 6, 2022, 7,000,000 options expired.

(d) Terms and Conditions of Reserves

Options and warrants

Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Group’s shareholders. Options and warrants may be exercised at any time from the date they vest to the date of their expiration. Share options are exercisable into ordinary shares on a one for one basis on the date they are exercised. Options granted under the 2018 ADS Plan are exercisable into ADRs, being one option for one ADR, which equals sixty ordinary shares, on the date they are exercised.

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

(e) Options and Warrants Issued after Reporting Date

No options were issued after reporting date.

12. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2022	2021	2020

Balance at beginning of year	169,728,414	154,419,061	141,236,838
Impact of initial adoption of IFRS 16	-	-	6,261
Net loss for the year	12,847,061	15,309,353	13,456,800
Reclassify expired options from reserves	(240,310)	-	(280,838)
Reclassify forfeited options from reserves	(450,777)	-	-

Balance at end of year	181,884,388	169,728,414	154,419,061

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13. LEASES

(i)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	Years Ended June 30,
Right-of-use assets	2022	2021	2020
Right-of-use assets	115,971	65,495	31,866
Lease liabilities
Current	57,632	27,746	32,879
Non-current	59,857	37,903	868
	117,489	65,649	33,747

Additions to the right-of-use assets during the current financial year were $86,353 (2021: $90,336, 2020: $29,827).

(ii)	Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Years Ended June 30,
	2022	2021	2020
Depreciation of right-of-use assets	36,366	56,707	86,439
Interest expense	2,285	1,299	3,877
Expenses relating to short-term leases (included in general and administration expenses)	79,309	87,131	46,913
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	-	-	25,844

The total cash outflow for leases in 2022 was $116,107 (2021: $146,719, 2020: $165,875).

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

14. CASH FLOW INFORMATION

	Years Ended June 30,
	2022	2021	2020

(a) Reconciliation of Net Loss to Net Cash Flows Used In Operations
Net loss	(12,847,061)	(15,309,353)	(13,456,800)

Non-cash items
Depreciation of property and equipment	17,848	18,662	25,988
Depreciation on leased assets	36,366	56,707	86,439
Others	61	(145)	-
Share-based payment expenses	1,506,122	1,884,763	(12,016)
Foreign exchange (gain)/loss	(2,813,635)	426,782	(262,977)
	-	-	-
Changes in assets and liabilities
(Increase)/Decrease in trade and other receivables	(447,684)	(4,216,356)	4,768,176
(Increase)/Decrease in other current assets	(516,176)	(517,617)	53,633
Increase/(Decrease) in trade and other payables	2,604,001	432,905	(648,570)
(Decrease) in other current liabilities	-	-	(1,577)
Increase/(Decrease) in provision for employee entitlements	122,884	(106,417)	16,582

Net cash flows used in operating activities	(12,337,274)	(17,330,069)	(9,431,122)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	34,806,799	28,115,516	9,196,892

Closing cash and cash equivalents balance	34,806,799	28,115,516	9,196,892

(c) Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2022, 2021 and 2020.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

15. EXPENDITURE COMMITMENTS

The Group has short term leases contracted for but not capitalized in the financial statements. The Group has commitments under these contracts within one year of A$9,857. As of June 30, 2022, the lease commitments mainly relate to the short term lease for the Bourke Street office lease expiring on September 30, 2022.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2022, we had research and development termination commitments approximating A$5.2 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritise our research and development programs to reduce expenditures.

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

As of June 30, 2022, equity had been issued to 4 Directors, 2 former Directors, 2 Key Management Personnel, 10 employees and 4 consultants   under the 2004 ASX Plan and 2018 ADS Plan.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan and 2018 ADS Plan as follows:

	Years Ended June 30,
	2022		2021		2020
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	160,542,720	0.09	21,550,000	0.10	25,300,000	0.12
Issued during the year	45,150,000	0.04	140,392,720	0.05	-	-
Exercised during the year	-	-	-	-	-	-
Expired during the year	(7,000,000)	0.07	-		(3,400,000)	0.25
Forfeited during the year	(14,000,000)	0.09	(1,400,000)	0.11	(350,000)	0.07

Outstanding at year end	184,692,720	0.05	160,542,720	0.06	21,550,000	0.10

Vested and Exercisable at year end	60,150,000	0.09	69,150,000	0.09	21,550,000	0.10

Options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price	Share options	Share options
			$A	2022	2021
PBTAS	June 7, 2017	June 6, 2022	0.07	-	7,000,000
PBTAAA	December 18, 2017	December 14, 2022	0.11	12,450,000	12,450,000
PBTAI	February 1, 2018	January 31, 2023	0.08	700,000	700,000
ATHAAB	September 18, 2020	September 17, 2025	0.09	35,000,000	49,000,000
ATHAAD	January 7, 2021	January 6, 2026	0.03	91,392,720	91,392,720
ATHAAE	November 29, 2021	November 29, 2026	0.04	19,250,000	-
ATHAAF	July 31, 2021	July 31, 2024	0.07	12,000,000	-
ATHAAG	November 29, 2021	November 29, 2026	0.02	13,900,000	-
			Total	184,692,720	160,542,720

Weighted average remaining contractual life of options outstanding at end of period.	3.32 years	4.02 years

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Model inputs –

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share	Share Price at Grant Date	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate	Fair Value per Options
		A$	A$					A$
PBTAH	February 19, 2015	0.26	0.16	74.80%	5.00	0%	2.00%	0.083
PBTAR	May 27, 2015	0.27	0.17	69.40%	5.00	0%	2.25%	0.082
PBTAS	June 7, 2017	0.07	0.05	100.00%	5.00	0%	1.97%	0.034
PBTAAA	December 18, 2017	0.11	0.07	100.00%	5.00	0%	2.38%	0.047
PBTAI	February 1, 2018	0.08	0.06	100.00%	5.00	0%	2.24%	0.038
ATHAAB	September 18, 2020	0.09	0.05	98.00%	5.00	0%	0.43%	0.032
ATHAAD	January 7, 2021	0.03	0.032	139.52%	5.00	0%	0.38%	0.028
ATHAAE	November 29, 2021	0.04	0.025	138.47%	5.00	0%	1.35%	0.021
ATHAAF	July 31, 2021	0.07	0.034	169.42%	3.00	0%	0.13%	0.027
ATHAAG	November 29, 2021	0.02	0.024	138.47%	5.00	0%	1.35%	0.021

Information with respect to the number of shares issued under the stock option plan as follows:

	Years Ended June 30,
	2022	2021	2020
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Issued during the year	-	-	-

End of the financial year	13,277,715	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2022, 2021 and 2020.

17. SUBSEQUENT EVENTS

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18. LOSS PER SHARE

	Years Ended June 30,
	2022	2021	2020

Basic and diluted loss per share (cents per share)	(0.53)	(0.90)	(1.50)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	2,405,990,036	1,696,576,324	894,872,224

The options and warrants in place do not have the effect of diluting the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share. Please refer to Note 11 and Note 16 for options and warrants on issue which were assessed to be antidilutive.

19. KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2022	2021	2020

Short-term employee benefits	1,641,015	1,891,777	1,549,861
Post-employment benefits	44,121	45,180	48,947
Long-term benefits	6,711	(110,285)	20,528
Termination benefits	-	1,000,000	-
Share-based payments	998,164	1,950,565	-
	2,690,011	4,777,237	1,619,336

20. AUDITORS’ REMUNERATION

	Years Ended June 30,
	2022	2021	2020

- Audit and review of financial statements (1)	216,400	202,400	194,900
- Other audit services (2)	-	130,000	60,000

	216,400	332,400	254,900

1.	Audit and review of financial statements consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client.

2.	Included in the balance are amounts related to additional regulatory filings during the 2021 and 2020 financial years. All services provided are considered audit services for the purpose of SEC classification.

PricewaterhouseCoopers was appointed as the Group’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Group’s Auditors to be appointed at the Group’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Group’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2022, 2021 and 2020 financial years.

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

Mr. Geoffrey Kempler, Chairman

Mr. Brian Meltzer, Independent Non-Executive Director

Mr. Peter Marks, Independent Non-Executive Director

Mr. Lawrence Gozlan, Non-Executive Director

Dr. David Sinclair, Non-Executive Director (resigned on January 4, 2022)

Mr. Tristan Edwards, Non-Executive Director (resigned on January 4, 2022)

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b. Key Management Personnel Remuneration (continued)

			Post-Employment	Long Term Benefits
2022	Short Term Benefits		Superannuation	Long-service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (2)	377,800	-	10,000	-	-	-	387,800
Mr. Brian Meltzer	63,636	-	6,359	-	-	-	69,995
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan (3)	107,500	-	-	-	-	-	107,500
Dr. David Sinclair (4)	34,888	-	-	-	-	-	34,888
Mr. Tristan Edwards (4)	31,819	-	4,194	-	-	-	36,013
	685,643	-	23,553	-	-	-	706,196

Other key management personnel
Dr. David Stamler (1)	658,393	-	-	-	-	965,633	1,624,026
Ms. Kathryn Andrews (1)	296,979	-	23,568	6,711	-	32,531	359,789
	955,372	-	23,568	6,711	-	998,164	1,983,815
Total	1,641,015	-	44,121	6,711	-	998,164	2,690,011

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.

(2)	Includes A$277,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

(3)	Includes A$37,500 in corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan for corporate advisory services including seeking and advancing opportunities to expand the Group’s product pipeline and other sources of funding to commence and continue the Group’s clinical trials.

(4)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b. Key Management Personnel Remuneration (continued)

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

b. Key Management Personnel Remuneration (continued)

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b. Key Management Personnel Remuneration (continued)

The following Senior Executives were under contract during the year ended June 30, 2022:

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c. Key Management Personnel Equity Holdings

	Balance July 1, 2021	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2022
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair (1)	-	-	-	-	-
Mr. Tristan Edwards (1)	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-

	18,380,777	-	-	-	18,380,777

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

	Balance July 1, 2020	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2021
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-

	18,380,777	-	-	-	18,380,777

	Balance July 1, 2019	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2020
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-

	18,380,777	-	-	-	18,380,777

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c. Key Management Personnel Equity Holdings (continued)

Share Options of the Group	Balance July 1, 2021 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2022 No.	Total Vested and Exercisable June 30, 2022 No.	Total Unvested June 30, 2022 No.
Mr. Geoffrey Kempler	19,000,000	-	-	-	-	-	-	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Mr. Brian Meltzer	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Mr. Peter Marks	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Dr. David Sinclair (1)	7,000,000	-	-	-	(7,000,000)	-	-	-	-	-
Mr. Tristan Edwards (1)	7,000,000	-	-	-	(7,000,000)	-	-	-	-	-
Ms. Kathryn Andrews	500,000	5,000,000	-	(500,000)	-	-	-	5,000,000	-	5,000,000
Dr. David Stamler	95,392,720	-	-	(4,000,000)	-	-	-	91,392,7200	-	91,392,720
	153,642,720	5,000,000	-	(4,500,000)	(14,000,000)	-	-	140,142,720	43,750,000	96,392,720

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

Share Options of the Group	Balance July 1, 2020 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2021 No.	Total Vested and Exercisable June 30, 2021 No.	Total Unvested June 30, 2021 No.
Mr. Geoffrey Kempler	5,000,000	14,000,000	-	-	-	-	14,000,000	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Mr. Brian Meltzer	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Mr. Peter Marks	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Dr. David Sinclair	-	7,000,000	-	-	-	-	7,000,000	7,000,000	7,000,000	-
Mr. Tristan Edwards	-	7,000,000	-	-	-	-	7,000,000	7,000,000	7,000,000	-
Ms. Kathryn Andrews	500,000	-	-	-	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	91,392,720	-	-	-	-	-	95,392,720	4,000,000	91,392,720
	13,250,000	140,392,720	-	-	-	-	49,000,000	153,642,720	62,250,000	91,392,720

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22. SEGMENT INFORMATION

The Group’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Group’s performance and determine the allocation of resources. The Group’s has identified one reportable segment as a whole and cover research into Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease, and other neurodegenerative disorders.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2022	2021
	A$	A$
Cash and cash equivalents (USD)	29,361,393	21,523,678
Cash and cash equivalents (€EUR)	-	-
Cash and cash equivalents (£GBP)	423	442
Trade and other payables (USD)	(2,088,037)	(819,812)
Trade and other payables (€EUR)	-	(1,901)
Trade and other payables (£GBP)	(102,637)	(124,863)
Total exposure	27,171,142	20,577,544

As shown in the table above, the Group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

Based on the financial instruments held as of June 30, 2022, had the Australian dollar weakened/strengthened by 8.19% (2021: 9.16%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$2,233,871 lower/higher (2021: A$1,896,923 lower/higher).

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a) Market Risk (continued)

The Group’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2022, the Group had the following cash accounts:

●	A$4,863,883 in an Australian dollar cash maximiser account at an interest rate of 0.29% as of June 30, 2022;

●	A$106,224 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2022;

●	A$281,415 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2022;

●	U.S.$20,233,747 (A$29,361,393) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2022;

●	A$42,713 in a 90 days term deposit at a fixed interest rate of 0.15% which matures on September 2, 2022;

●	A$150,000 in a 90 days term deposit at a fixed interest rate of 0.15% which matures on September 7, 2021;

At June 30, 2021, the Group had the following cash accounts:

●	A$3,231,661 in an Australian dollar transaction account at an interest rate of 0.01% as of June 30, 2021;

●	A$46,862 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2021;

●	A$119,340 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2021;

●	U.S.$16,159,039 (A$21,523,678) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2021;

●	A$42,713 in a three month term deposit at a fixed interest rate of 0.10% which matures on September 7, 2021;

●	A$150,000 in a three month term deposit at a fixed interest rate of 0.10% which matures on September 11, 2021;

●	A$3,000,000 in a 90 days term deposit at a fixed interest rate of 0.05% which matures on July 27, 2021.

At June 30, 2020, the Group had the following cash accounts:

●	A$3,448,551 in an Australian dollar transaction account at an interest rate of 0.60% as of June 30, 2020;

●	A$83,932 in an Australian dollar transaction account at an interest rate of 0.05% as of June 30, 2020;

●	A$66,841 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2020;

●	U.S.$3,716,309 (A$5,403,402) in U.S. checking accounts at an interest rate of 0% as of June 30, 2020;

●	A$42,713 in a three month term deposit at a fixed interest rate of 0.80% which matures on September 7, 2020;

●	A$150,000 in a three month term deposit at a fixed interest rate of 0.80% which matures on September 11, 2019.

The weighted average interest rate is 0.04% for cash and cash equivalents and 0.15% for terms deposits over 90 days and apart from usual variances in general rates of interest the Group is not exposed to any significant interest rate risk.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a) Market Risk (continued)

Receivables and payables are non-interest bearing.

The Group’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2022	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	4,863,883	192,713	-	29,750,203	34,806,799	0.002%
Trade and other receivables	-	-	-	4,725,361	4,725,361

Total Financial Assets	4,863,883	192,713	-	34,475,564	39,532,160	0.002%

Financial Liabilities
Trade and other payables	-	-	-	(5,106,511)	(5,106,511)
Lease liabilities	-	(57,632)	(59,857)	-	(117,489)

Total Financial Liabilities	-	(57,632)	(59,857)	(5,106,511)	(5,224,000)

June 30, 2021	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	3,231,661	3,192,713	-	21,691,142	28,115,516	0.01%
Trade and other receivables	-	-	-	4,277,677	4,277,677

Total Financial Assets	3,231,661	3,192,713	-	25,968,819	32,393,193	0.01%

Financial Liabilities		-	-
Trade and other payables	-	-	-	(2,502,509)	(2,502,509)
Lease liabilities	-	(27,746)	(37,903)	-	(65,649)

Total Financial Liabilities	-	(27,746)	(37.903)	(2,502,509)	(2,568,158)

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

(b) Credit Risk (continued)

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

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows.

	Maturities of Financial Liabilities

2022	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(5,106,511)	-	-	(5,106,511)	(5,106,511)
Lease liabilities	(57,632)	-	(59,857)	(117,489)	(117,489)
Total	(5,164,143)	-	(59,857)	(5,224,000)	(5,224,000)

2021	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(2,502,509)	-	-	(2,502,509)	(2,502,509)
Lease liabilities	(27,746)	-	(37,903)	(65,649)	(65,649)
Total	(2,530,255)	-	(37,903)	(2,568,158)	(2,568,158)

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

In 2022 and 2021, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

Australian Disclosure Requirements

Directors’ Declaration

In the Directors’ opinion:

a)	the financial statements and notes set out on pages F-1 to F-50 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at June 30, 2022 and of its performance for the financial year ended on that date, and

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
Chairman
Melbourne

August 31, 2022

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

Dated August 31, 2022