Form 20-F
period 2023-06-30
ALTERITY THERAPEUTICS LTD
filed 2023-08-31
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2023

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

Level 14, 350 Collins Street, Melbourne, VIC 3000, Australia

(Address of principal executive offices)

David Stamler, Chief Executive Officer

Level 14, 350 Collins Street, Melbourne, VIC 3000, Australia

+61 3 9349 4906 (phone)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing 600 Ordinary Shares	ATHE	NASDAQ Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2023 2,439,897,618

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-228671, 333-248980 and 333-251073) and our Registration Statements on Form F-3 (File Nos. 333-249311, 333-250076 and 333-251647).

INTRODUCTION

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat neurogenerative diseases, currently focusing on Parkinsonian and other movement disorders.

The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depository Shares, or ADSs, have traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019, we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. The Bank of New York, acting as depositary, issues American Depository Receipts, or ADRs, each of which evidences an ADS, which in turn represents 600 of our ordinary shares. As used in this annual report, the terms “we,” “us,” “our”, “the Company”, “the Group” and “Alterity” mean Alterity Therapeutics Limited and its subsidiaries, unless otherwise indicated.

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

Risks Related to Our Financial Condition

○	We have a history of operating losses and our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the fiscal year ended June 30, 2023.

○	We will need additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

Risks Related to Our Business

○	We are a development stage company engaged in the development of pharmaceutical products and our success in uncertain.

○	We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials. The institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

○	We are faced with uncertainties related to our research.

○	Clinical trials as they relate to our business are expensive and time consuming and their outcome is uncertain.

○	We may experience delays in our clinical trials that could adversely affect our business and operations.

○	We may not be able to complete the development of our products candidates or develop other pharmaceutical products.

○	We may need to prioritise the development of our most promising candidates at the expense of the development of other products.

○	Our research and development efforts will be seriously jeopardised if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

○	If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

○	Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will negatively impact our business and operations.

○	We have limited large scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials may negatively impact our business and operations.

○	The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

○	If healthcare insurers and other organisations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

○	We may be exposed to product liability claims, which could harm our business.

○	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Risks Related to Government Regulation

○	If we do not obtain the necessary governmental approvals, we will be unable to develop or commercialise our pharmaceutical products.

○	We will not be able to commercialise any current or future product candidates if we fail to adequately demonstrate their safety and efficacy.

○	Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

○	Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations.

○	Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

○	We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Risks Related to Intellectual Property

○	Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

○	We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

○	Intellectual property rights do not address all potential threats to our competitive advantage.

○	Changes in patent laws or patent jurisprudence could diminish the value of our patents, thereby impairing our ability to protect our products or product candidates.

○	Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and protect our other proprietary information.

Risks Related to Our Compliance with the Sarbanes-Oxley Act of 2002

○	We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

○	Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Risks Related to Ownership of Our Securities

○	Our stock price may be volatile and the trading markets for our securities is limited.

○	Ownership interest in our company may be further diluted as a result of additional financings.

○	There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

○	We do not anticipate paying dividends on our ordinary shares.

○	Currency fluctuations may adversely affect the price of our securities.

○	If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Risks Related to Our Location in Australia

○	It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

○	As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

○	We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors.

○	Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

○	Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

Risks Related to Our Financial Condition

We have a history of operating losses and our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the fiscal year ended June 30, 2023.

We have not sufficiently advanced the development of any of our product candidates to market or generate revenues from their commercial application and have incurred losses in every period since we began operations in 1997 and reported net losses of A$13,806,515, A$12,847,061 and A$15,309,353 during the fiscal years ended June 30, 2023, 2022 and 2021 respectively. As of June 30, 2023, our accumulated deficit was A$195,163,404. We expect to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs, and as a result, this creates a material uncertainty that casts significant doubt (or raises substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

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

During the year ended June 30, 2023 we raised A$316,675 from the sale of our ordinary shares pursuant to our ‘At-the-market” (ATM) facility We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

Until we can generate a sufficient amount of product revenue to finance our cash requirements, which we may never achieve, we expect to finance our cash needs primarily through public or private equity offerings, debt financings or through strategic alliances. We cannot be certain that additional funding will be available on acceptable terms or at all. If we are not able to secure additional funding when needed, we may have to delay, reduce the scope of, or eliminate one or more of our clinical trials, collaborative research or development programs or future commercialisation initiatives. In addition, any additional funding that we do obtain will dilute the ownership held by our existing security holders. The amount of this dilution may be substantially increased if the trading price of our shares is lower at the time of any financing. Regardless, the economic dilution to shareholders will be significant if our stock price does not increase significantly, or if the effective price of any sale is below the price paid by a particular shareholder. Any debt financing could involve substantial restrictions on activities and creditors could seek a pledge of some or all of our assets. We have not identified potential sources for the additional financing that we will require, and we do not have commitments from any third parties to provide any future financing. If we fail to obtain additional funding as needed, we may be forced to cease or scale back operations, and our results, financial condition and stock price would be adversely affected.

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

We still cannot fully predict the impact of the ACA on our company as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet been completed.

Since  its enactment, there have been judicial, executive and Congressional challenges to certain aspects of the ACA. On June 17, 2021, the U.S. Supreme Court dismissed the most recent judicial challenge to the ACA without specifically ruling on the constitutionality of the ACA. Prior to the Supreme Court’s decision, President Biden issued an executive order to initiate a special enrollment period from February 15, 2021 through August 15, 2021 for purposes of obtaining health insurance coverage through the ACA marketplace. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements, and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA.

In addition, other legislative changes have been proposed and adopted since the Affordable Care Act was enacted. For example, the Budget Control Act of 2011, among other things, included reductions to Medicare payments to providers, which went into effect on April 1, 2013 and, due to subsequent legislative amendments to the statute, will remain in effect into 2032, with the exception of a temporary suspension from May 1, 2020 through March 31, 2022, unless additional Congressional action is taken. Additionally, the American Taxpayer Relief Act of 2012, among other things, reduced Medicare payments to several providers, including hospitals, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years. In addition, the Medicare Access and CHIP Reauthorization Act of 2015 enacted on April 16, 2015, repealed the formula by which Medicare made annual payment adjustments to physicians and replaced the former formula with fixed annual updates and a new system of incentive payments began in 2019 that are based on various performance measures and physicians’ participation in alternative payment models such as accountable care organizations.

We expect additional state, federal, and foreign healthcare reform measures to be adopted in the future, any of which could limit the amounts that federal, state, and foreign governments will pay for healthcare products and services, which could result in reduced demand for our future products or additional pricing pressure.

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

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the ACA marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the ACA. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, beginning January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles. And, in November 2021, President Biden announced the “Prescription Drug Pricing Plan” as part of the Build Back Better Act (H.R. 5376) passed by the House of Representatives on November 19, 2021, which aims to lower prescription drug pricing by, among other things, allowing Medicare to negotiate prices for certain high-cost prescription drugs covered under Medicare Part D and Part B after the drugs have been on the market for a certain number of years and imposing tax penalties on drug manufacturers that refuse to negotiate pricing with Medicare or increase drug prices “faster than inflation.” If enacted, this bill could have a substantial impact on our business. In the coming years, additional legislative and regulatory changes could be made to governmental health programs that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing. There is uncertainty as to what healthcare programs and regulations may be implemented or changed at the federal and/or state level in the United States or the effect of any future legislation or regulation. Furthermore, we cannot predict what actions the Biden administration will implement in connection with the Health Reform Law. However, it is possible that such initiatives could have an adverse effect on our ability to obtain approval and/or successfully commercialize products in the United States in the future. For example, any changes that reduce, or impede the ability to obtain, reimbursement for our product candidates approved for commercialization in the United States, if any, or any other drug products we may commercialize in the future or that reduce medical procedure volumes could adversely affect our operations and/or future business plans.

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

We will likely seek to raise funds from time to time in public or private issuances of equity, and such financings may take place in the near future or over the longer term. On October 13, 2016, we entered into an At-Market Issuance Sales Agreement, for an at-market offering program under which we may from time to time sell up to an aggregate of U.S.$44,460,787 of our ordinary shares represented by ADSs. On November 8, 2017 we entered into Amendment No. 1 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. From July 1, 2018 until July 1, 2020, we sold U.S.$5,124,764 of additional ordinary shares under this program. On December 16, 2020 we entered into Amendment No. 2 to our At-Market Issuance Sales Agreement to continue the at-market offering program which we may from time to time sell up to an aggregate of $50,000,000 of our ordinary shares represented by ADSs. From February 10, 2021 to date, we sold U.S.$15,156,894 of additional ordinary shares under this program. Since the inception of our At-The-Market” facility in 2011 and to date we sold an aggregate of 833,836,990 ordinary shares under this facility and raised a total of A$74.2 million (U.S.$62.8 million) in gross proceeds.

Without shareholder approval, we may not issue more than 25% of our outstanding ordinary shares in any twelve month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$30,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX. Sales of our ADSs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC to some U.S. investors, and a controlled foreign corporation, or CFC to other U.S. investors. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and were classified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2023 for some U.S. investors. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

On January 24, 2023, we received formal notification from The Nasdaq Stock Market LLC confirming that we regained compliance with the minimum bid price requirement under Nasdaq Listing Rule 5550(a)(2), the “Minimum Bid Price Rule”.

We could in the future fail to meet this or other NASDAQ continued listing requirements and fail to cure such noncompliance, resulting in the delisting of our ADSs from NASDAQ. If we are delisted from NASDAQ, trading in our ordinary shares could be conducted on a U.S. market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares (such delisting should not affect the trading over the ASX).

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

Our legal and commercial name is Alterity Therapeutics Limited (formerly Prana Biotechnology Limited). We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter. On April 8, 2019, we changed our name to Alterity Therapeutics Limited. Our registered office is located at Level 3, 62 Lygon Street, Carlton, Victoria, 3053, Australia and our telephone number is +-61-3-9824-5254. Our principal executive office is located at Level 14, 350 Collins Street, Melbourne, VIC 3000, Australia and our telephone number is +-61-3-9349-4906. Our website address is www.alteritytherapeutics.com. The information in our website is not incorporated by reference into this annual report.

Alterity’s mission from inception was to treat neurodegenerative diseases and its mission has remained focused on this class of diseases.

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

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2023, our capital expenditures have totalled A$106,930.

B.	Business Overview

Alterity’s Background

Our technology has been developed over an extended period and continues to develop through the collaborative efforts of highly regarded scientists, company employees as well as representatives of research institutions in this field.

Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we historically concentrated our resources toward the pursuit of neurological diseases with an initial focus in Alzheimer’s disease, and creation of a chemical library of proprietary molecules. Currently, our research and clinical development efforts are primarily focused on Parkinson’s disease and related disorders where we are identifying and developing novel compounds that address the underlying pathology of these disorders by binding and redistributing excess iron, reducing alpha-synuclein (or α -synuclein) aggregation, and rescuing neurons in the brain.

Our clinical development program is led by two Phase 2 clinical trials in Multiple System Atrophy, or MSA, a very rare parkinsonian disorder with no approved treatments that address the underlying pathology of the disease. We are also conducting a Natural History Study in MSA and have a preclinical program in Parkinson’s disease.

We also have a robust discovery platform with over 1000 validated compounds from different chemical scaffolds in our chemical library.

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

To date, we have performed in vivo evaluations of our product candidates in a range of animal models of disease including parkinsonian disorders, Alzheimer’s disease, Huntington disease, brain cancer and traumatic brain injury.

Product candidates are selected from our chemical library on the basis of rational drug design. Product candidates are designed to fulfil very specific criteria such as oral bioavailability and ability to cross the blood-brain barrier, and demonstrate significant effectiveness in both nonclinical in vitro and in vivo testing.

To increase the depth and breadth of our pipeline into new neurodegenerative indications, we have continued to develop our ‘two tier’ Translational Research program structure. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel agents of interest based on their mechanism of action profile. Our discovery research has established Structure Activity Relationships (“SAR”) within chemical moieties that guide our chemists towards the design of novel therapeutics. The discovery phase also includes preliminary bioavailability and metabolic characterization. The second tier comprises ‘translational’ animal modeling programs to test and validate new candidates as potential development product candidates.

Our chemical library currently includes more than 1000 novel compounds. Using SAR that has been developed over years of testing and validation by Alterity scientists, new compounds are being generated that retain functionality across diverse and novel chemical scaffolds.

New compounds from various scaffolds are synthesised and mechanistically profiled. These compounds are initially screened for activity in biological systems relevant to the candidate diseases of interest. New screens are investigated and assessed for their ability to intercede in the steps thought to underly the pathogenesis of target diseases. Such steps include pathologic protein aggregation and downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program may be progressed as back up compounds in Parkinson’s disease and/or new indications in neurodegeneration.

We continue to strengthen our intellectual property portfolio with three new patents that will be instrumental in supporting Alterity’s drug development portfolio. In January 2022, Alterity was granted a US patent covering more than 80 novel compounds related to the methods of treating neurodegenerative diseases, including Parkinson’s and Alzheimer’s diseases.

In March 2023, we announced the granting of a new Composition of Matter patent covering more than 100 novel compounds with an acyl hydrazone (AH) structure. The acyl hydrazone patent is based on a new scaffold that is distinct from those specified in recent patents granted to Alterity and includes more than 100 novel small molecules, at least one of which has demonstrated efficacy in an animal model of dementia. In conjunction with this patent, Alterity announced a licensing agreement for the new patent to Professor Colin Masters, M.D., A.O., to advance these compounds for the treatment of Alzheimer’s and related diseases.

Our Target Neurodegenerative Diseases

Multiple System Atrophy

We believe that drug candidates in our library may affect the aggregation of the proteins implicated in the pathology of neurodegenerative diseases including Parkinson’s disease and related movement disorders such as Multiple System Atrophy, or MSA.

We are focusing on the treatment of parkinsonian disorders, a group of neurodegenerative disorders which have parkinsonism as a feature. Parkinsonism is a general term for slowed movement, stiffness and tremor, and occurs in idiopathic Parkinson’s disease and less common parkinsonian disorders such as MSA, Progressive Supranuclear Palsy (PSP), among others. MSA and PSP have a limited response to available drugs for treating symptoms of Parkinson’s disease and prominent non-motor symptoms.

MSA is a rare, neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement. The symptoms reflect the progressive loss of function and death of different types of nerve cells in the brain and spinal cord. It is a rapidly progressive disease and causes profound disability. It is sporadic (not inherited) and typically presents in individuals around 50 or 60 years old. The parkinsonian disorder, MSA is a also characterized by a variable combination of slowed movement and/or rigidity, autonomic instability that affects involuntary functions such as blood pressure maintenance and bladder control, and impaired balance and/or coordination that predisposes to falls. A pathological hallmark of MSA is the accumulation of the protein α-synuclein within glia, the support cells of the central nervous system, and neuron loss in multiple brain regions. According to the U.S. National Institutes of Health, MSA affects up to 50,000 individuals in the U.S., thus it is considered an Orphan Disease. While some of the symptoms of MSA can be treated with medications, currently there are no drugs that are able to slow disease progression and there is no cure.

Because early MSA is not well characterized, Alterity is currently conducting a natural history study called “Biomarkers of progression in Multiple System Atrophy (bioMUSE)” to track the progression of patients with MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the U.S. under the direction of Daniel Claassen, MD, Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations. The study is ongoing and continues to provide vital information on early stage MSA patients, helps select biomarkers suitable to evaluate target engagement and preliminary efficacy of drug candidates, and provides clinical data to characterize disease progression in patients that mirror those enrolling in Alterity’s ATH434-201 Phase 2 clinical trial. To date, the study has provided rich data for optimizing the design of Alterity’s clinical program. (see below)

Alterity’s lead candidate, ATH434, is a small molecule designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. In this way, it has excellent potential to treat Parkinson’s disease as well as parkinsonian disorders such as MSA.

A comprehensive nonclinical program to evaluate ATH434’s profile to support clinical development is ongoing.  ATH434 has also been profiled in mouse models of parkinsonian disorders, including MSA. In one animal model , ATH434 prevents α-synuclein aggregation and preserves neurons in the substantia nigra and decreased the number of glial cell inclusions in the brains of treated animals. Glial cell inclusions are the pathological hallmark of MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration. The pathologic benefits were associated with improved motor function in treated animals.

In the nonclinical studies, ATH434 had no relevant off-target binding activity in a broad panel of protein interactions. ATH434 did not have significant inhibitory activity of the hERG channel relevant to expected human plasma concentrations in a Good Laboratory Practices (GLP) study. ATH434 is brain penetrant and is subject to diverse metabolic pathways.

ATH434 has successfully completed Phase 1 clinical studies demonstrating the agent is well tolerated, orally bioavailable, and achieved brain levels comparable to efficacious levels in animal models of MSA. ATH434 is currently in two Phase 2 clinical trials (see below). ATH434 has been granted Orphan designation for the treatment of MSA by the U.S. Food and Drug Administration, or FDA, and the European Commission.

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

In 2005, we entered into a contractual arrangement with the Integrative Neuroscience Facility based at the Florey Institute of Neuroscience and Mental Health in Melbourne, (“Florey Institute”), to assist in the efficacy evaluation of novel compounds in models relevant to Parkinson’s disease, specifically the 6-hydroxydopamine mouse model and the MPTP (1-methyl-4-phenyl-1,2,3,6-tetrahydropyridine) mouse model. The toxins used in these two mouse models mimic the disease by causing impairment of the cells of the substantia nigra, the area of the brain primarily affected in Parkinson’s disease, and subsequent loss of motor function.

During 2009 and 2010, our lead Parkinson’s disease treatment candidate emerged, ATH434, (formerly known as PBT434) based on significant improvement in motor function and coordination in both models. Importantly, ATH434 demonstrated improved relevant indices when administered after toxins had destroyed significant amounts of substantia nigra nerve cells, indicating that the compound can restore and maintain normal neuronal function. Mechanistic work during this period demonstrated that ATH434 reduced the aggregation of toxic α-synuclein species as well as markers of oxidative stress.

Since 2011, we have continually progressed our understanding of the mechanism of action of ATH434 to reduce α-synuclein accumulation and its potential to treat other movement disorders characterized by the over expression α-synuclein. Our non-clinical research and development activities were supported by a USD $206,000 grant from the New York-based Michael J. Fox Foundation entitled, ‘ATH434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials.’

In 2017, Doctors Finkelstein, Cherny and colleagues published data indicating that ATH434 prevented cell death in the substantia nigra in a dose-dependent manner. The data also demonstrated the therapeutic potential of ATH434 to slow neurodegeneration with results in multiple Parkinson’s disease models, including a transgenic model of Parkinson’s disease (A53T) in which mice over-expressed the α-synuclein protein. In A53T mice, animals treated with ATH434 exhibited significantly increased numbers of s. nigra neurons and a significant reduction in insoluble α-synuclein and incidence of clasping behavior. Encouragingly, these results showed that ATH434 lowered α-synuclein, preserved neurons and simultaneously improved motor performance. The paper was entitled, “The novel compound ATH434 prevents iron mediated neurodegeneration and α -synuclein toxicity in multiple models of Parkinson’s disease” and was published in Acta Neuropathol Comm.

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

Alzheimer’s disease

PBT2 was our product candidate for Alzheimer’s disease. The drug candidate is orally bioavailable and has shown to cross the blood-brain barrier.

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

It is believed that the zinc ionophore property of PBT2 works to increase intracellular zinc in the post synaptic terminal, triggering the release of calcium which in turn, leads to neuroprotective pathways being activated inside the neuron that prevent excitotoxicity.

 PBT2 was found to be well tolerated in Phase 1 and Phase 2 trials. Phase 1 trials were completed by February 2006 in healthy young and aged volunteers and demonstrated that the drug was well tolerated and suitable for Phase 2 clinical development. In 2008, top line results for a Phase 2a clinical study in mild Alzheimer’s disease patients supported PBT2’s safety and tolerability as well as its efficacy with respect to secondary cognition endpoints.

In March 2014, we announced the top line results of the 12-month Phase 2 Imaging trial in Alzheimer’s Disease (“IMAGINE” Trial). PBT2 did not meet its primary endpoint of a statistically significant reduction in the levels of beta-amyloid plaques in the brains of prodromal/mild Alzheimer’s disease patients, as measured using PiB-PET Standardized Uptake Value Ratio (SUVR). Whilst there was a reduction in the overall levels of the PiB PET signal in patients treated with PBT2, the results were confounded by an atypical reduction of levels of the PiB PET signal in the placebo group as well. No improvement was observed on the secondary endpoints of brain metabolic activity, cognition and function; however, there was a trend towards preserving hippocampal brain volume in the PBT2 group. PBT2 was shown to be safe and very well tolerated over the 52 weeks. The adverse event profile was equivalent between placebo and treated groups. Forty of the 42 enrolled participants (95%) completed the 52-week treatment period.

Participants were provided the option to continue treatment on PBT2 for a further 52 weeks in an open label study, the ‘IMAGINE Extension study’ and 33 participants elected to do so with 27 participants completing the IMAGINE Extension study. The independent Data Safety Monitoring Board did not identify any safety concerns related to PBT2 over the combined two-year period of the IMAGINE and IMAGINE Extension studies. Unpublished analysis of the IMAGINE Extension data does not distinguish between 12 and 24 months of exposure to PBT2 on any of the measured trial outcomes. However, exploratory post-hoc information from the Extension phase suggest that for the cohort of 27 trial participants that completed all 24 months (11 of the 15 participants that started IMAGINE on placebo together with 16 of the 25 participants that remained on PBT2 for 24 months), the amyloid levels decreased in this cohort compared to an historical control group from the Australian Imaging Biomarker and Lifestyle (AIBL) study.

In March 2023, we announced a sub-licensing agreement for PBT2 to Professor Colin Masters, M.D., A.O., to advance compounds for the treatment of Alzheimer’s and related diseases. Under the license agreement, Alterity grants the entire rights to the acyl hydrazone patent mentioned above, as well as an exclusive worldwide license to develop and commercialize both acyl hydrazone and PBT2 in Alzheimer’s disease. In exchange, Alterity is entitled to future royalties of net sales from the assets.

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

In late 2012 we finalized the enrolment to a Phase 2 trial to test PBT2 in patients with Huntington disease over six months. The trial, known as “Reach2HD”, was undertaken under an open IND application through the FDA and was conducted in clinical sites across the United States and Australia. This study was the first clinical trial with PBT2 in this patient population and the results were reported in February 2014. The primary objective of the study was achieved with PBT2 being demonstrated as safe and well tolerated in this first study of PBT2 in Huntington disease.

In 2014, we announced that PBT2 had been granted Orphan Drug designation in the treatment of Huntington disease by the FDA. In June 2015, the European Commission granted Orphan Drug designation for PBT2 for the treatment of Huntington disease.

During 2015 and 2016, three new PBT2 Phase 1 trials were completed. The data from these trials provided further safety, pharmacokinetic and pharmacodynamic information on PBT2. Notwithstanding the clinical safety demonstrated to date with PBT2 in our Phase 2 programs in Alzheimer’s disease and Huntington disease, in February 2015 we reported that the FDA had placed PBT2 on Partial Clinical Hold, based on toxicology findings. These toxicology findings limit the dose of PBT2 that can be used in future trials. Based on the safety profile for PBT2, a robust safety monitoring plan was put forth for future clinical trials to the U.S. FDA, the Swedish Medical Products Agency, and the United Kingdom’s Medicines and Healthcare Products Regulatory Agency for scientific advice. The response from these agencies was that more characterization of the nature of the toxicology findings and its reversibility would be required to support the future development of PBT2 in Huntington disease.

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

Clinical Trials for Our Product Candidates

Our Current Pipeline

ATH434

In July 2019 we announced the completion of a clinical trial evaluating the safety and pharmacokinetics of ATH434 in healthy volunteers. The Phase 1 study, conducted in Australia, recruited 80 adult volunteers which included ten elderly people (over 65 years) with the key goals of assessing the safety, tolerability and drug disposition within the body (pharmacokinetics) of ATH434 after single and multiple oral dose administration.

The volunteers in the single ascending dose phase of the study, made up of four individual dose levels in ascending order, received a single oral dose of ATH434 and a blood sampling over the next 72 hours. In the multiple ascending dose phase of the study, volunteers received eight days dosing with ATH434, administered as three successively higher dose levels, with intensive blood sampling for pharmacokinetics on days 1 and 8. At the two highest multiple dose levels, cerebrospinal fluid was collected at steady state to determine drug penetration to the site of action in the brain. The older adults (≥65 years) received the highest dose level for 8 days as well.

The study was successfully completed with systemic exposure to the drug comparable between adult and older adult volunteers. ATH434 was found to be safe and well tolerated. Adverse event rates were found to be comparable with placebo and no subject experienced a serious adverse event or an adverse event that led to discontinuation of the study drug.

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

In January 2020 it was announced that the European Commission, or EC, granted Orphan Drug designation to ATH434, which entitles Alterity to ten years of market exclusivity in the European Union, or EU, for the use of ATH434 in the treatment of MSA and other benefits including assistance in developing clinical protocols, reduced fees and access to EU-funded research grants.

ATH-434-201 Phase 2 Clinical Trial

In July 2022, Alterity commenced its first Phase 2 clinical trial of ATH434 in patients with early-stage MSA. The trial, known as ATH434-201, is a randomized, double-blind, placebo-controlled investigation that is exploring the effect of ATH434 treatment on imaging and protein biomarkers including excess iron and aggregating α-synuclein, respectively, which are important contributors to MSA pathology. Clinical endpoints and activity data from wearable sensors will permit comprehensive assessment of ATH434 efficacy along with characterization of safety and pharmacokinetics. The study is expected to enroll approximately 60 adult patients with early-stage MSA to receive one of two dose levels of ATH434 or placebo. Patients will receive treatment for 12 months which will provide an opportunity to detect changes in efficacy endpoints to optimize design of a definitive Phase 3 study.

The global clinical trial is currently enrolling participants at over 20 sites in three regions – Australia/New Zealand, the United States, and Europe.

ATH-434-202 Phase 2 Clinical Trial

In May 2023, we initiated a second Phase 2 clinical trial entitled, “A Biomarker Study of ATH434 in Participants with MSA.” The Biomarker trial is a single arm open label study that will enroll up to 15 individuals with advanced MSA. ATH434-202 study participants will receive treatment with ATH434 for 12-months.  The study will assess the effect of ATH434 treatment on neuroimaging and protein biomarkers to evaluate target engagement, in addition to clinical measures, safety, and pharmacokinetics. The selected biomarkers, including brain iron and aggregating α-synuclein, are important contributors to MSA pathology and are appropriate targets to demonstrate drug activity. The primary objective of this study is to evaluate the impact of 12 months treatment with ATH434 on brain iron by MRI (QSM/R2*) in a more advanced patient population than is being studied in Alterity’s randomized Phase 2 trial.

bioMUSE natural history study for individuals with MSA

Biomarkers of progression in Multiple system atrophy (bioMUSE) is a natural history study tracking the progression of individuals with early MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Associate Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in target patient populations.

BioMUSE is recruiting 20 participants and continues to provide longitudinal biomarker and clinical data to characterize disease progression in a population that mirrors those to be enrolled in the Phase 2 study. The data generated thus far have been invaluable in informing and reducing risk in the Phase 2 trial design.

Key data from bioMUSE have been presented at major medical and scientific meetings listed below. The study continues to generate important scientific data validating our cutting-edge approach to characterizing biomarkers necessary for the accurate diagnosis of MSA. Data findings have included several key components. Advanced MRI methods employed in the study, referred to as quantitative susceptibility mapping (QSM), demonstrated pathological iron accumulation in multiple areas of the brain in patients with early MSA.

The study investigators concluded that advanced MRI methods for measuring iron may improve patient selection in clinical trials of disease modifying therapy and have potential to serve as a biomarker for assessing treatment induced changes. Analysis also demonstrated that wearable sensors can quantify motor impairment in individuals with MSA that is not captured by neurological examination. This means that wearable sensors can be used to assess disease progression in clinical trials.

●	April 2023 - American Neurological Association, Title: “Wearable Sensors for Quantitative Motor Assessments in MSA”

●	November 2022 - American Autonomic Society, Title: “Urinary symptom profile in early Multiple System Atrophy”

●	October 2022 - American Neurological Association, Title: “Deep Learning Segmentation Improves Precision of Volume Assessment of Subcortical Structures in early MSA”

●	April 2022 - American Academy of Neurology, Title: “Iron Accumulation Correlates with Disease Severity in Patients with Multiple System Atrophy”

●	September 2021 - The International Parkinson and Movement Disorder Society Congress, Title: “Non-invasive imaging markers of iron accumulation in Multiple System Atrophy”

ATH434 Scientific Peer Validation

Scientific interest and validation in ATH434 continue to grow with data from the clinical trials and natural history study presented at global scientific and clinical conferences.

In November 2021, a poster was presented at the American Autonomic Society 32nd Annual International Symposium. The poster, entitled “Cardiovascular safety and pharmacokinetics of ATH434, a novel small molecule inhibitor of α-synuclein aggregation, in adults and older adults, described results from the Company’s Phase 1 clinical trial conducted in healthy volunteers. In this trial, ATH434 was well tolerated in adult and ≥ 65-year-old volunteers and demonstrated no cardiac adverse event signal and no clinically significant changes in blood pressure or heart rate at any dose. ATH434 also demonstrated dose dependent pharmacokinetics (PK) after single and multiple oral doses and a half-life that supports twice-daily dosing.

In addition, multiple preclinical studies demonstrating the potential of ATH434 to treat parkinsonian disorders have been published.

In September 2022, the peer-reviewed journal, Neurotherapeutics, published data that demonstrated ATH434 was neuroprotective in a genetic model of Parkinson’s disease (PD). The publication, entitled “ATH434 Rescues Pre-motor Hyposmia in a Mouse Model of Parkinsonism” assessed the impact of ATH434 on motor and non-motor deficits in mice with genetically induced PD. Hyposmia, defined as reduced sensitivity to odor, is an early and common non-motor symptom of PD that precedes the typical motor symptoms by several years, occurring in approximately 90% of early-stage cases of PD. The study found that ATH434 prevented a loss of smell in the younger mice and rescued it in older mice. More importantly, the authors also demonstrated that ATH434 prevented the development of motor impairment in older animals, which was associated with a reduction in iron levels and preservation of neurons in the substantia nigra, the brain region affected in Parkinson’s. These data support other studies indicating that ATH434 has a beneficial effect on the motor and non-motor symptoms in animal models of PD.

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

In June 2021, Movement Disorders, published results from a study demonstrating that ATH434 reduces α-synuclein related neurodegeneration in a widely accepted murine model of MSA. The study was performed at the Laboratory for Translational Neurodegeneration Research, Department of Neurology, Medical University of Innsbruck in Austria, a leading laboratory of animal research in MSA, under the direction of Professor Nadia Stefanova. The pre-clinical study showed that treatment with ATH434 was neuroprotective and improved motor function.

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

Patent Portfolio

Since June 30, 2022, we have continued to advance our patent portfolio that aligns with our development programs.

We previously reported the filing of a patent family claiming over 150 imidazo[l,5-a]pyridine compounds that modulate biological iron and are potentially useful for the treatment of neurological diseases such as Parkinson’s disease and Alzheimer’s disease. The patent was filed under the United States expedited review procedure, known as Track One, and the company announced allowance of the United States application No. 16/818,641 on November 16, 2020 and its granting on July 1, 2021. In securing the patent grant, no prior art was cited against the application. A national phase application driving priority from PCT application, No. PCT/AU2020/050235 was filed in September 2021 in each of Europe, Japan, China, Canada, Australia and India. On August 23, 2023, a European Patent was granted, patent number 3938364.

We also previously reported that on June 18, 2020, we filed a provisional application to register a patent that claims an additional 80 novel compounds, also that modulate biological iron and also titled “Compounds for and Methods of Treating Diseases”. This application matured to a PCT application No. PCT/AU2021/050633 on June 18, 2021. Similar to the first mentioned patent application, contemporaneously with filing the PCT application on April 23, 2021, we also filed United States complete, application No. 17/239,375, under Track One. We announced allowance of the United States application on August 4, 2021, and in securing the allowance, no prior art was cited against the application. On October 26, 2021, the application was granted as US patent no. 11155547. The application is currently under examination in Europe.

On August 27, 2021, we filed a PCT application No. PCT/AU2021/050,986 to register a patent that claims an additional 150 novel compounds, all of which modulate biological Zinc for the potential treatment of cancer, neurological diseases and infectious diseases, and is titled “Compounds for and Methods of Treating Diseases”. On the same date we also filed a United States complete application, application No. 17/459854, under United States track 1 expedited review procedure. The patent was granted in the US on February 23, 2023, patent number 11603364.

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003	Patents in Europe, the USA, New Zealand, Canada, Japan, Russia, Singapore, South Korea, Australia, Israel, China, Mexico and South Africa have been Granted. A patent in Hong Kong has been registered.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline compounds class and their utility in the treatment of neurological conditions.

8-hydroxy and 8-mercaptoquinazolines Filed October 3, 2003	Expiry June 7, 2026	Invention is directed towards Follow-up Scaffolds and their utility in the treatment of neurological conditions, Covers ATH434 composition of matter.

“Neurologically- Active Compounds” Filed: April 1, 2005	Patents have been Granted in Singapore, Japan, Mexico, Russia, Australia, the USA, China, Canada, Europe, India, South Korea, Israel, New Zealand and South Africa. A case has been Granted in Europe and has been validated in separate countries. A patent in Hong Kong has been registered.	The invention is directed to ‘F4’ quinazolinone chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds. It covers the ATH434 composition of matter.

“Quinazolinone compounds” Filed: December 24, 2008	Patents have been Granted in Japan, Australia, Europe and the USA.	This invention is directed to 2,3 disubstituted quinazolinone compounds used in the treatment of Parkinson’s Disease.

“Compounds for Methods of Treating Diseases” Filed: March 13, 2020	A US patent has been granted and national phase applications have been filed in Europe, Japan, China, Canada, Australia and India.	This invention is directed to 150 novel compounds and for the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: June 18, 2021	A US patent has been agreed and national phase has been entered in Europe, China, Japan and other countries,.	This invention is also directed to 80 novel compounds and for the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: August 27, 2021	A US Patent has been granted and national phase has been entered in Europe, China, Japan and Australia.	This invention is directed towards 150 novel compounds for the treatment of neurodegenerative diseases and infectious diseases.

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

There are currently no approved drugs for the treatment of Multiple System Atrophy (MSA). If we are able to successfully develop ATH434 and gain approval for the treatment of MSA, we may compete with the following drug candidates which are in development:

●	Lu AF82422: This product is being developed by H. Lundbeck A/S. It is administered by injection and is thought to act by interfering with the extracellular spread of the α-synuclein protein. A Phase 2 study is ongoing.

●	TAK-341/MEDI341: This product is being developed by Takeda in partnership with AstraZeneca. It is administered by injection and is thought to act by interfering with the extracellular spread of the α-synuclein protein. A Phase 2 study is being planned.

●	Ono-2808: Ono Pharmaceuticals is developing this S1P5 receptor agonist. It is an oral gent thought to act by promoting myelin synthesis. A Phase 2 clinical trial is ongoing.

●	AAV-GDNF: AskBio is developing this gene therapy. It is administered in spinal fluid and is thought to reduce abnormal protein accumulation. A Phase 1 safety study is ongoing.

●

TEV-56286/Anle138b: This product is being developed by Teva Pharmaceuticals in collaboration with MODAG. It is an oral agent and is thought to act as a non-specific inhibitor of protein aggregation. The drug is in Phase 1. TEV-56287 may be developed for MSA or Parkinson’s disease.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited, incorporated in the United States and the United Kingdom, respectively.

D.	Property, Plant and Equipment

Our executive offices are located at Level 14, 350 Collins Street, Melbourne, VIC 3000, Australia, where we occupy approximately 105 square meters. The lease for the facility, which expires on 31 May 2026 has an annual rent of A$53,133. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, United States of America, where we occupy approximately 911 square feet. The lease for the facility, which expires on May 31, 2024, has an annual rent of U.S.$28,900. We also utilize a facility at 30 Flemington Rd, Parkville, VIC 3010, Australia, where we occupy approximately 44 square meters. The lease for the facility which expires on July 31, 2024 has an annual rent of A$17,647.

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

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing sources of cash funding until its research activities have become marketable. The Group has incurred recurring losses since inception including an operating loss of $13,806,515 in the year ended 30 June 2023 (2022: $12,847,061) and an operating cash outflow of $20,035,837 in the year ended 30 June 2023 (2022: $12,337,274). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The Group intends to raise new equity funding within six months of the financial year end to enable progression of its planned research and development programs, however there is uncertainty associated with its ability to successfully raise such funds in the time and amounts needed to meet its requirements.

The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to operate and to develop and commercialize its product candidates, it could be forced to delay, reduce or eliminate some or all of its research and development programs, which would adversely affect its business prospects.

As a result, there is a material uncertainty that may cast significant doubt (or raises substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and that it may be unable to realize its assets and liabilities in the normal course of business. However, the directors believe that it will be successful in the above matters and accordingly have prepared the financial report on a going concern basis.

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

General and administration expenses. Our general and administration expenses consist of (i) personnel expenses such as directors’ fees, salaries and benefits paid to employees and officers and equity-based payments awarded to directors, officers and employees; (ii) auditor and accounting expenses which are fees paid to our auditors for services related to annual reports and interim reports filed or submitted in Australia and the United States and fees paid to other accounting firms in respect of tax and other accounting advice; (iii) public relations and marketing expenses which are fees paid to outside consultants for services related to ASX and SEC announcements and presentations; (iv) depreciation expenses; and (v) other administrative and office expenses.

Intellectual property expenses. Our intellectual property expenses consist of fees paid to our outside counsel for legal fees associated with patent applications and for the defence of patents.

Other gains and losses. Other gains and losses consist of foreign exchange gain (loss) which are the net unrealized gain or loss on cash balances and trade and other payables held in foreign currencies (primarily U.S. dollars, British Pounds and Euros) as well as net realized gains and losses on foreign currency transactions.

Results of Operations

Year ended June 30, 2023 compared to year ended June 30, 2022

Interest income

Interest income increased to A$16,436 for the year ended June 30, 2023 from A$2,504 for the year ended June 30, 2022, an increase of A$13,932, or 556.4%. The increase in interest income is primarily attributable to higher Australian dollar cash balances with higher interest rates during the current fiscal year.

Other Income

We have recognised a receivable and other income of A$3,914,230 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year ended June 30, 2023, on which we are entitled to a 43.5% refundable offset under an Australian R&D tax incentive scheme that was introduced on July 1, 2019.

For the year ended June 30, 2022, we recognised a receivable and other income of A$4,669,405 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year.

Research and development expenses

Our research and development expenses decreased to A$13,198,583 for the year ended June 30, 2023 from A$14,745,776 for the year ended June 30, 2022, a decrease of A$1,547,193, or 10.5%. The decrease is attributable to the completion of certain research and development studies during the current year.

General and administrative expenses

General and administrative expenses decreased to A$5,056,571 for the year ended June 30, 2023 from A$5,513,915 for the year ended June 30, 2022, a decrease of A$457,345 or 8.3%. The decrease is mainly attributable to a reduced share-based payment expense relating to the issue of options to key management personnel and employees in the prior period.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased to A$285,067 for the year ended June 30, 2023 from A$364,665 for the year ended June 30, 2022, an decrease of A$79,598 or 21.8%. This decrease is due to the out-licensing and lapse of certain patents during the current year.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$917,650 for the year ended June 30, 2023 compared to a foreign exchange gain of A$2,722,430 for the year ended June 30, 2022. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2023 and 2022 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2023 fiscal year, we incurred a foreign exchange gain of A$914,942 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$2,708 attributable to foreign currency transactions. In the 2022 fiscal year, we incurred a foreign exchange gain of A$2,813,146 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange loss of A$90,716 attributable to foreign currency transactions.

For a comparison of our results of operations between year ended June 30, 2022 and year ended June 2021, see Item 5.A. “Results of Operations” of our annual report on Form 20-F as filed with the SEC on August 31, 2022.

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

Australian Disclosure Requirements

Dividends

No dividends have been paid during the financial year (2023: nil). The Directors do not recommend the payment of a dividend in respect of the current financial year (2022: nil).

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the year.

Events since the end of the financial year

No other matters or circumstances have arisen since June 30, 2023 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

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

We are a development stage company, have had no sales income to date and as of June 30, 2023, our accumulated deficit totaled A$195,130,889. We had A$15,773,783 of cash and cash equivalents as of June 30, 2023, compared to A$34,806,799 as of June 30, 2022.

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

On October 13, 2016, we entered into an At-The-Market Issuance Sales Agreement with FBR Capital Markets & Co. and Jones Trading Institutional Services LLC, which was amended on November 8, 2017 and December 16, 2020. We have raised US$ 20,281,658 under this program.

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

As of June 30, 2023, we had a total of 844.7 million unlisted, unexercised options outstanding. The options have exercise prices ranging from A$0.02 to A$0.11. If all unlisted options were exercised, we would receive consideration of A$55.2 million in total.

From inception to June 30, 2023, our capital expenditures have totaled A$844,007, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research facility at The University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 20 years, with a net balance as of June 30, 2023 of A$61,776. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

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

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax incentive. In the year ended June 30, 2023, we recorded A$3.9 million in other income with respect to funds we will receive in relation to the 2023 financial year under the research and development tax incentive scheme.

We have incurred recurring losses since inception, including operating losses of $13.8 million and $12.8 million for the years ended June 30, 2023 and 2022, respectively, and an operating cash outflow of $20 million and $12.3 million, respectively. We expect to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs, and as a result, this creates a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of its assets and the satisfaction of our liabilities in the normal course of business.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2023	2022	2021
	(A$)
Net cash (used) in operating activities	(20,035,837)	(12,337,274)	(17,330,069)
Net cash used in investing activities	(36,461)	(89,147)	(10,472)
Net cash generated from financing activities	124,340	16,304,558	36,685,947
Net increase(decrease) in cash and cash equivalents	(19,947,958)	3,878,137	19,345,406
Cash and cash equivalents at beginning of period	34,806,799	28,115,516	9,196,892
Exchange rate adjustments on cash held in foreign currencies	914,942	2,813,146	(426,782)
Cash and cash equivalents at end of period	15,773,783	34,806,799	28,115,516

Net cash used in operating activities was A$20,035,837, A$12,337,274 and A$17,330,069 during the years ended June 30, 2023, 2022 and 2021, respectively. Our payments to suppliers and employees during the years ended June 30, 2023, 2022 and 2021 were A$19,943,617, A$16,875,144 and A$17,720,622, respectively. Our operating activity receipts for the years ended June 30, 2023, 2022 and 2021 of Nil, A$4,126,364 and Nil consisted of R&D tax incentive refunds. The A$3,068,473 increase in payments to suppliers and employees for the year ended June 30, 2023 when compared to the year ended June 30, 2022 reflects the increase in activity during the year due to conduct of the Phase 2 study of ATH434. The A$845,478 decrease in payments to suppliers and employees for the year ended June 30, 2022 when compared to the year ended June 30, 2021 reflects the payment of employee entitlements on termination in the prior period. During the years ended June 30, 2023, 2022 and 2021, our payments to suppliers and employees was offset in part by interest received of A$15,798, A$2,755 and A$20,491, respectively.

Net cash used in investing activities was A$36,461, A$89,147 and A$10,472 during the years ended June 30, 2023, 2022 and 2021, respectively. Cash flows used for investing activities was primarily attributable to payments for rental security deposits and payments for the purchase of a property and equipment for the years ended June 30, 2023, 2022 and 2021.

Net cash generated from financing activities was A$124,340, A$16,304,558 and A$36,685,947 for the years ended June 30, 2023, 2022 and 2021. Cash generated from financing activities in the year ended June 30, 2023, 2022 and 2021 related to proceeds from the issuance of shares amounting to A$316,675, A$17,176,040 and A$39,236,886 respectively.

An unrealized foreign exchange gain of A$914,942 was incurred for the year ended June 30, 2023 an unrealized foreign exchange gain of A$2,813,146 was incurred for the year ended June 30, 2022 and an unrealized foreign exchange loss of A$426,782 was incurred for the year ended 2021. In 2023, the Australian dollar depreciated against the U.S. dollar by 3.60%. In 2022, the Australian dollar depreciated against the U.S. dollar by 8.19%. In 2021, the Australian dollar appreciated against the U.S. dollar by 9.16%.

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

We have not commercialised any products to date. Accordingly, any trends within the markets in which we operate are expected to have more direct impact on our business in the event that we are successful in commercialising our product candidates, including ATH434 and new candidate products.

We will need substantial additional funding in order to complete the development, testing and commercialisation of our product candidates. The commitment to these projects will require additional external funding, at least until we are able to generate sufficient cash flow from sale of one or more of our products to support our continued operations. If adequate funding is not available, we may be required to delay, scale back or eliminate certain aspects of our operations or attempt to obtain funds through unfavorable arrangements with partners or others that may force us to relinquish rights to certain of our technologies, products or potential markets or that could impose onerous financial or other terms. Management is continuing its efforts to obtain additional funds so that we can meet our obligations and sustain operations. See Note 1 (Going Concern Basis) of our accompanying financial statements.

E.	Critical Accounting Estimates

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances.

We make estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

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

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	68	Chairman of the Board of Directors
David A. Stamler	62	Chief Executive Officer
Kathryn J.E. Andrews	56	Chief Financial Officer
Lawrence B. Gozlan	44	Director
Peter A. Marks(1) (2)	67	Director
Brian D. Meltzer(1)(2)	69	Director
Phillip Hains	63	Company Secretary

(1)	Member of the Audit Committee
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

Mr. Peter Marks has served as a director of our Group since July 2005. For the period November 21, 2006 to October 20, 2011, Mr. Marks also served as Executive Chairman of iSonea Ltd, formerly KarmelSonix Ltd, a medical devices company listed on the ASX that has, over several years, focused on developing and commercializing a range of devices in the respiratory and medicine space. For over 13 years until the end of August 2014, Mr. Marks was a Director of Peregrine Corporate Ltd, an Australian-based investment banking and corporate advisory firm. Mr. Marks was until late 2016, a Director of Armadale Capital Plc (formerly Watermark Global Plc), an AIM listed investment company, focused on natural resources projects based principally in Africa with its current major investments being a gold exploration company in DRC and a coal briquetting operation in South Africa. Mr. Marks is currently Chairman of Newburyport Partners, a boutique corporate and capital markets advisory firm specializing in advising and raising capital for a range of small to mid-cap companies. Mr. Marks was, until March 31, 2020, a non-executive Director of Fluence Corporation Ltd. (formerly Emefcy Group Limited and prior to that Savcor Group Limited), an ASX listed municipal & industrial waste water technology business. Mr. Marks is also a non- executive director of Electriq~Global Ltd, an unlisted public company developing a novel and safe hydrogen fuel storage and transportation system. He also currently serves as Director of ASX listed biotech company, Noxopharm Ltd. which is progressing a clinical program in using chemical sensitisers to enhance the effectiveness of existing chemotherapy drugs and radiation therapies as well as a non-executive director (until August 2022) of Nyrada Inc, which is developing several pre-clinical non-oncology projects focusing on the cardiovascular and TBI space, and which was listed on ASX in January 2020. Mr Marks is also a director of listed resources company Iris Metals Ltd. which listed on ASX in September 2021. He has also served as a non- executive director of ASX listed company, Elsight Ltd from January 2020 until end September 2021.From September 1998 until March 2001, Mr. Marks was employed by KPMG Corporate Finance Ltd (Australia), where he rose to the position of Director and was responsible for heading up the equity capital markets group in Melbourne. From January 1992 until July 1994, Mr. Marks served as Head of the Melbourne Companies Department at the ASX and was founding Director of Momentum Funds Management Pty Ltd, an Australian venture capital firm. From December 1990 until December 1991, Mr. Marks served as Director of Corporate Finance at Burdett Buckeridge & Young Ltd in their Melbourne offices, from August 1988 until November 1990, he held senior corporate finance position at Barings Securities Ltd, and from July 1985 until July 1988, he served as an Associate Director of McIntosh Securities, now Merrill Lynch Australia. In his roles with these various financial institutions, Mr. Marks was responsible for advising a substantial number of listed and unlisted companies on issues ranging from corporate and company structure, valuations, business strategies, acquisitions and international opportunities. Mr. Marks holds a Bachelor of Economics degree, a Bachelor of Laws degree and Graduate Diploma in Commercial Law from Monash University in Melbourne, Australia, and an MBA degree from The Scottish School of Business at the University of Edinburgh. Mr. Marks currently serves as a director on ASX and Nasdaq listed companies, Noxopharm Ltd from March 2016, Nyrada Inc from March 2018 until August 2022, Iris Metals Ltd from December 2020, and ASX listed, Evergreen Lithium, since March 2022. Mr. Marks served as director of Elsight Ltd and Nyrada Inc. in the last 3 years.

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

Mr. Phillip Hains has served as Company Secretary for our Group since November 2014. Mr. Hains is a Charted Accountant operating a specialist public practice, “The CFO Solution”, now part of Acclime Australia. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 30 years’ experience in providing businesses with accounting, administration, compliance, and general management services.

There are no family relationships among our directors and senior executives.

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of the Group, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Director	Number of ordinary shares	Number of options over ordinary shares
Geoffrey Kempler	18,011,000	14,000,000
Lawrence Gozlan	—	7,000,000
Peter Marks	43,111	7,000,000
Brian Meltzer	326,666	7,000,000

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2023 and the number of meetings attended by each director were:

	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings
Director	A	B	A	B	A	B
Geoffrey Kempler	6	6	—	—	—	—
Lawrence Gozlan	6	6	—	—	—	—
Peter Marks	6	6	6	6	1	1
Brian Meltzer	6	6	6	6	1	1

A	=	Number of meetings held during the time the director held office or was a member of the committee.
B	=	Number of meetings attended
—	=	Not a member of the relevant committee

Board Diversity

The Group considers diversity broadly and believes the diversity of board of directors in is in line with Australian corporate practice. The table below provides certain information regarding the diversity of our board of directors as of the date of this annual report.

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

	2023	2022
	A$	A$
Base fees
Board - member	70,000	70,000
Board Chairman (exclusive of Superannuation)	100,000	100,000

Remuneration policy versus financial performance

The Group’s remuneration policy is not entirely based on our performance, but rather on industry practice.

The Group’s primary focus is research activities with a long-term objective of developing and commercializing our research and development results.

The tables below set out summary information about our earnings and movement in shareholder wealth for the five years to June 30, 2023:

	2023	2022	2021	2020	2019
	A$	A$	A$	A$	A$
Interest income	16,436	2,504	20,676	17,117	108,538
Total comprehensive loss for the year	(13,806,515)	(12,847,061)	(15,309,353)	(13,456,800)	(12,337,830)

No dividends have been paid for the five years to June 30, 2023.

	2023	2022	2021	2020	2019
	A$	A$	A$	A$	A$
ASX share price at start of the year	0.01	0.03	0.03	0.03	0.04
ASX share price at end of the year	0.01	0.01	0.03	0.02	0.03
Basic and diluted loss per share (cents)	(0.57)	(0.53)	(0.90)	(1.50)	(2.00)

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

The following table sets forth all compensation we paid for the year ended June 30, 2023 with respect to each of our directors and executive officers during the 2023 fiscal year.

	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
2023	A$	A$	A$	A$	A$	A$	A$
Directors’ remuneration
Mr. Geoffrey Kempler (2)	302,800	-	10,500	-	-	-	313,300
Mr. Brian Meltzer	63,348	-	6,652	-	-	-	70,000
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan	70,000	-	-	-	-	-	70,000
	506,148	-	17,152	-	-	-	523,300

Other key management personnel
Dr. David Stamler (1)(3)	731,381	194,570	-	-	-	724,047	1,649,998
Ms. Kathryn Andrews (1)	294,921	-	25,292	7,215	-	40,128	367,556
	1,026,302	194,570	25,292	7,215	-	764,175	2,017,554
Total	1,532,450	194,570	42,444	7,215	-	764,175	2,540,854

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Includes A$202,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)	Includes A$194,570 performance bonus, in accordance with his employment contract based on the achievement of individual and corporate goals covering clinical, research and finance for the 2021 calendar year.

The following table sets forth all compensation we paid for the year ended June 30, 2022 with respect to each of our directors and executive officers during the 2022 fiscal year.

	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
2022	A$	A$	A$	A$	A$	A$	A$
Directors’ remuneration
Mr. Geoffrey Kempler (2)	377,800	-	10,000	-	-	-	387,800
Mr. Brian Meltzer	63,636	-	6,359	-	-	-	69,995
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan (3)	107,500	-	-	-	-	-	107,500
Dr. David Sinclair (4)	34,888						34,888
Mr. Tristan Edwards (4)	31,819		4,194				36,013
	685,643	-	20,553	-	-	-	706,196
Other key management personnel
Dr. David Stamler (1)	658,393	-	-	-	-	965,633	1,624,026
Ms. Kathryn Andrews (1)	296,979	-	23,568	6,711	-	32,531	359,789
	955,372	-	23,568	6,711	-	998,164	1,983,815
Total	1,641,015	-	44,121	6,711	-	998,164	2,690,011

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Includes A$277,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)	Includes A$37,500 in corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan for corporate advisory services including seeking and advancing opportunities to expand the Group’s product pipeline and other sources of funding to commence and continue the Group’s clinical trials.
(4)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

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

	Fixed remuneration		STI		LTI
	2023	2022	2023	2022	2023	2022
	%	%	%	%	%	%
Directors
Mr. Geoffrey Kempler	100	100	-	-	-	-
Mr. Brian Meltzer	100	100	-	-	-	-
Mr. Peter Marks	100	100	-	-	-	-
Mr. Lawrence Gozlan	100	100	-	-	-	-
Other key management personnel					-	-
Dr. David Stamler	44	41	12	-	44	59
Ms. Kathryn Andrews	89	91	-	-	11	9

Long-term incentive (“LTI”) related to remuneration were provided in the form of share-based payments.

Short-term incentives (“STI”) related to remuneration were provided in the form of cash bonus.

c)	Share-based compensation

We have an Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions. Due to our United States presence, a United States plan, and an Australian plan were also developed. At June 30, 2023, equity had been issued to four (4) Directors, two (2) Key Management Personnel, nine (9) employees and three (3) consultants under the 2004 ASX Plan and 2018 ADS Plan.

The term and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in this reporting period are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Vested	Value per option at grant date
September 18, 2020	September 18, 2020	September 17, 2025	$0.09	Yes	$0.03
January 7, 2021	January 6, 2023 onwards	January 6, 2026	$0.03	Partially	$0.03
July 31, 2021	July 31, 2021	July 31, 2024	$0.07	Yes	$0.03
November 29, 2021	November 29, 2022 onwards	November 29, 2026	$0.02	Partially	$0.02
November 29, 2021	November 29, 2022 onwards	November 29, 2026	$0.04	Partially	$0.02

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

As of June 30, 2023, there were no options over ordinary shares issued as remuneration to any key management personnel of our Group during the current financial year (2022: 5,000,000).

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

Options and right holdings

The number of options over ordinary shares of our Group held during the financial year by each Director of Alterity Therapeutics Limited and other Key Management Personnel of our Group, including their personally related parties, are set out below:

Share Options of the Group	Balance July 1, 2022 No.	Granted as Remuneration No.	Options Expired No.	Other movements (1)	Balance June 30, 2023 No.	Total Vested and Exercisable June 30, 2023 No.	Total Unvested June 30, 2023 No.
Mr. Geoffrey Kempler	19,000,000	-	-	(5,000,000)	14,000,000	14,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	(1,250,000)	7,000,000	7,000,000	-
Mr. Brian Meltzer	8,250,000	-	-	(1,250,000)	7,000,000	7,000,000	-
Mr. Peter Marks	8,250,000	-	-	(1,250,000)	7,000,000	7,000,000	-
Ms. Kathryn Andrews	5,000,000	-	-	-	5,000,000	1,250,000	3,750,000
Dr. David Stamler	91,392,720	-	-	-	91,392,720	32,368,255	59,024,465
	140,142,720	-	-	(8,750,000)	131,392,720	68,618,255	62,774,465

All vested options are exercisable at the end of the year and there were 62,774,465 options unvested as of June 30, 2023.

(1)	Other movements represents expired options.

Share Options of the Group	Balance July 1, 2021 No.	Granted as Remuneration No.	Options Exercised No.	Other movements	Balance June 30, 2022 No.	Total Vested and Exercisable June 30, 2022 No.	Total Unvested June 30, 2022 No.
Mr. Geoffrey Kempler	19,000,000	-	-	-	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	-	8,250,000	8,250,000	-
Mr. Brian Meltzer	8,250,000	-	-	-	8,250,000	8,250,000	-
Mr. Peter Marks	8,250,000	-	-	-	8,250,000	8,250,000	-
Dr. David Sinclair (1)	7,000,000	-	-	(7,000,000)	-	-	-
Mr. Tristan Edwards (1)	7,000,000	-	-	(7,000,000)	-	-	-
Ms. Kathryn Andrews	500,000	5,000,000	-	(500,000)	5,000,000	-	5,000,000
Dr. David Stamler	95,392,720	-	-	(4,000,000)	91,392,720	-	91,392,720
	153,642,720	5,000,000	-	(18,500,000)	140,142,720	43,750,000	96,392,720

(1)	Options held by David Sinclair and Tristan Edwards were forfeited upon resignation on January 4, 2022.

Shares provided on exercise of remuneration options

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended June 30, 2023 and June 30, 2022.

Shareholdings

The number of our ordinary shares held during the financial year by each Director of our Group and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

Fully Paid Ordinary Shares of the Group	Balance July 1, 2022 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No.	Balance June 30, 2023 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler (1)	-	-	-	3,555,000	3,555,000
	18,380,777	-	-	3,555,000	21,935,777

(1)	On-market-purchase.

Fully Paid Ordinary Shares of the Group	Balance July 1, 2021 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No.	Balance June 30, 2022 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair (1)	-	-	-	-	-
Mr. Tristan Edwards (1)	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,380,777	-	-	-	18,380,777

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

Other transactions with key management personnel

There were no further transactions with Key Management Personnel not disclosed above.

e)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at June 30, 2023:

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

As of June 30, 2023, we had 11 employees. Of such employees, eight persons are employed in research and development and three persons in management and administration. Seven employees are located in Australia and four employees are located in the United States.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 28, 2023 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	32,011,000	*
Kathryn J.E. Andrews (4)	1,250,000	*
David A. Stamler (5)	32,368,255	*
Lawrence B. Gozlan (6)	7,000,000	*
Peter A. Marks (7)	7,043,111	*
Brian D. Meltzer (8)	7,326,666	*
All directors and executive officers as a group (6 persons)	86,999,032	2.65%

*	Less than 1%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.
2.	The percentages shown are based on 3,284,635,277 consisting of 2,439,897,618 ordinary shares and 844,737,659 unlisted options, issued and outstanding as of August 28, 2023.
3.	Includes options to purchase 14,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 156,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest, 600,000 ordinary shares are held of record by Sandhurst Trustees Ltd. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd., NRB Developments Pty Ltd. and Sandhurst Trustees Ltd.
4.	Includes vested options to purchase 1,250,000 ordinary shares that are exercisable for A$0.04 consideration on or before November 29, 2026.
5.	Includes vested options to purchase 32,368,255 ordinary shares that are exercisable for A$0.03 each on or before January 6, 2026. Also includes 5,925 ADSs representing 3,555,000 ordinary shares.
6.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025.
7.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks.
8.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. The 326,666 outstanding ordinary shares are held of record by BT Panorama Investment., a superannuation fund of Mr. Meltzer.

Stock Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan, and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan. In November 2018 we adopted an updated ADS plan with substantially the same terms as the 2004 ADS Plan for a new ten-year term. For the description below, the 2004 ASX Plan and 2018 ADS Plan are referred to together as the Stock Option Plans. Under the 2004 ASX Plan we may issue ordinary shares and under the 2018 ADS Plan we may issue ADSs. We were initially authorized to issue under the Stock Option Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. Pursuant to subsequent shareholder approvals, the most recent of which was in November 2022, we are entitled to issue up to an aggregate 240,000,000 ordinary shares (or ADSs representing 240,000,000 ordinary shares) under the Stock Option Plans. Any increase in such maximum number of ordinary shares or ADSs issuable under the Stock Option Plans is subject to shareholder approval.

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

A summary of the status of the Stock Option Plans as of June 30, 2023, 2022 and 2021, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2023		2022		2021
	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)
Options outstanding at the beginning of the year	184,692,720	$0.05	160,542,720	$0.09	21,550,000	$0.10
Granted	-	$-	45,150,000	$0.04	140,392,720	0.05
Exercised	-	-	-	-	-	-
Expired/forfeited	(13,150,000)	$0.11	(21,000,000)	$0.08	(1,400,000)	$0.11
Lapsed	(1,500,000)	$0.02	-	-	-	-
Options outstanding at the end of the year	170,042,720	$0.05	184,692,720	$0.05	160,542,720	$0.06
Options exercisable at the end of the year	87,280,755	$0.06	60,150,000	$0.09	69,150,000	$0.09

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

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Alterity Therapeutics Limited under options were as follows:

Date of expiry	Exercise price (A$)	Number under options
September 17, 2025	0.09	35,000,000
November 23, 2023	0.07	674,694,939
January 6, 2026	0.03	91,392,720
July 31, 2024	0.07	12,000,000
November 29, 2026	0.04	19,250,000
November 29, 2026	0.02	12,400,000
		844,737,659

Shares issued as a result of the exercise of options

During the year ended June 30, 2023 none of our ordinary shares were issued as a result of the exercise of options.

Since June 30, 2023, none of our ordinary shares were issued as a result of the exercise of options.

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

During the year ended June 30, 2023, we engaged the external auditor to provide audit and other assurance services. Please refer to note 20 of the financial statements for further information.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 in relation to the audit for the year ended June 30, 2023 is included in Exhibit 15.2  of this annual report on Form 20-F.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Group’s 2023 Corporate Governance Statements can be found on its website at www.alteritytherapeutics.com.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Geoffrey Kempler
Geoffrey Kempler
Chairman
Melbourne

August 31, 2023

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no shareholders known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

Life Biosciences, LLC reported on Schedule 13/D filed on August 26, 2022, that it was the beneficial owner of 145,237,413 Ordinary Shares evidenced by 2,420,623 ADSs, representing approximately 6.0% of our outstanding Ordinary Shares.

On a Schedule 13/D filed on October 31, 2022, Life Biosciences, LLC reported that between August 29, 2022, and October 31, 2022, it disposed of an aggregate of 511,281 ADSs, representing the equivalent of 30,676,860 Ordinary Shares. As of that date, it became the beneficial owner of 114,560,553 Ordinary Shares evidenced by 1,909,342 ADSs, representing approximately 4.7% of our outstanding Ordinary Shares.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of August 28, 2023, there were 5,475 holders of record of our ordinary shares, of which 22 record holders, holding approximately 53.20% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 52.86% of our ordinary shares.

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

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX. As of April 5, 2002, our ADSs were eligible to trade on the NASDAQ Capital OTC Bulletin Board in the United States and until September 5, 2002, our ADSs traded on the NASDAQ Capital Market under the symbol “PRAN.” On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs. Prior to March 24, 2016, each ADR represented ten of our ordinary shares. On March 24, 2016, we effected a ratio change so that each ADS represented 60 ordinary shares (representing a 6-for-1 reverse split). On January 9, 2023, we effected a ratio change so that each ADS now represents 600 ordinary shares (representing a 10-for-1 reverse split).

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

We do not deem any individual contract to be a material contract which is not already discussed and filed as an exhibit or in the ordinary course of our business.

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

Foreign residents will still have access to a discount on capital gains accrued prior to May 8, 2013 provided they choose to obtain a market valuation for their assets as of that date.

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

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$15,473,231, A$29,361,393 and A$21,523,678 cash held in U.S. dollars, which is our major foreign currency, as of June 30, 2023, 2022 and 2021, respectively. A hypothetical 13% adverse movement, based on average of highest and lowest exchange rate during the year, would reduce the cash balance at the end of each year by approximately A$2,088,155.

We conduct our activities in mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2023, the Australian dollar depreciated against the U.S. dollar by 3.6%. In the financial years 2022 and 2021, the Australian dollar depreciated by 8.19% and appreciated by 9.16% against the U.S. dollar, respectively. A hypothetical 13% adverse movement in the U.S. dollar would increase the cost of our foreign currency payables by approximately A$217,439.

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2023, we paid BNYM a total of U.S.$18,066 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2022, we paid BNYM a total of U.S.$30,423 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and 15d-15(e),  as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2023, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2023. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2023, our internal control over financial reporting is effective.

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

	Year Ended June 30,
Services Rendered		2023		2022
Audit and review of financial statements (1)	A$	246,400	A$	216,400
Other audit services	A$	52,000	A$	-

Total	A$	298,400	A$	216,400

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2023.

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

.

ITEM 16J. INSIDER TRADING POLICIES

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

All press releases, financial reports and other information are available on our website: https://alteritytherapeutics.com/

ALTERITY THERAPEUTICS LIMITED (FORMERLY PRANA BIOTECHNOLOGY LIMITED)

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alterity Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alterity Therapeutics Limited and its subsidiaries (the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of profit or loss and other comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended June 30, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2023 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standard Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses since inception and net operating cash outflows and will need to raise additional capital to continue the development of its planned research and development programs, and has stated that these events or conditions indicate that a material uncertainty exists that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

Research and development tax incentive receivable

As described in Notes 1, 2 and 5 to the consolidated financial statements, the Company’s research and development (“R&D”) tax incentive receivable was $8.6 million as of June 30, 2023, and $3.9 million related to the current year was recorded as other income for the year ended June 30, 2023. Management assessed the R&D activities and related expenditures and applied significant judgement in determining which are eligible under the R&D tax incentive scheme, and then recorded the expected R&D tax incentive amount as a receivable on the consolidated statement of financial position and as other income in the consolidated statement of profit or loss and other comprehensive loss.

The principal considerations for our determination that performing procedures relating to the R&D tax incentive receivable is a critical audit matter are the significant judgements made by management to determine whether the R&D activities and related expenditures are eligible under the R&D tax incentive scheme. This in turn led to a high degree of auditor subjectivity, judgement and effort in performing procedures to evaluate the audit evidence related to the valuation of the R&D tax incentive receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others, testing management’s process for determining the R&D tax incentive receivable, which included: (i) evaluating the appropriateness of the valuation methodology used to estimate the amount of the R&D tax incentive receivable; (ii) testing the completeness and accuracy of the underlying expense data used to determine the R&D tax incentive receivable; and (iii) evaluating, for a selection of eligible expenditures, the reasonableness of management’s assessment of eligibility. The work of management’s specialist was used in performing the procedures to evaluate the reasonableness of the R&D tax incentive receivable. As a basis for using this work, the specialist’s qualifications were understood and the Company’s relationship with the specialist was assessed. The procedures performed also included an evaluation of the methods and significant assumptions used by the specialist and an evaluation of the specialist’s findings.

/s/ PricewaterhouseCoopers

Melbourne, Australia

August 31, 2023

We have served as the Company’s auditor since 2006.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30,
	Notes	2023	2022
Assets
Current Assets
Cash and cash equivalents		15,773,783	34,806,799
Trade and other receivables	5	8,665,704	4,725,361
Other current assets	6	2,609,286	1,611,929

Total Current Assets		27,048,773	41,144,089

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$181,681 and A$202,380 respectively		61,776	102,551
Right-of-use assets net of accumulated depreciation of A$278,245 and A$312,156 respectively	13	207,087	115,971

Total Non-Current Assets		268,863	218,522

Total Assets		27,317,636	41,362,611

Liabilities
Current Liabilities
Trade and other payables	7	3,517,708	5,079,587
Provisions	8	729,202	656,267
Lease liabilities	13	107,177	57,632
Current tax liabilities		27,930	26,924

Total Current Liabilities		4,382,017	5,820,410

Non-Current Liabilities
Provisions	8	19,503	13,753
Lease liabilities	13	103,207	59,857

Total Non-Current Liabilities		122,710	73,610

Total Liabilities		4,504,727	5,894,020
Net Assets		22,812,909	35,468,591

Equity
Issued capital	10	213,971,323	213,787,061
2023: 2,439,897,618 fully paid ordinary shares
Nil options over fully paid ordinary shares
2022: 2,406,874,578 fully paid ordinary shares
Nil options over fully paid ordinary shares
Reserves	11	3,972,475	3,565,918
Accumulated deficit during the development stage	12	(195,130,889)	(181,884,388)

Total Equity		22,812,909	35,468,591

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in Australian dollars, except number of shares and per share amounts)

		Years ended June 30,
	Notes	2023	2022	2021

Interest income	2	16,436	2,504	20,676
Other income	2	3,916,333	5,123,525	4,485,225
Intellectual property expenses		(285,067)	(364,665)	(360,026)
General and administration expenses	3	(5,056,571)	(5,513,915)	(6,937,842)
Research and development expenses	3	(13,198,583)	(14,745,776)	(12,283,848)
Other operating expenses		(29,404)	(1,156)	(2,227)
Other gains and losses	3	917,650	2,722,430	(297,111)
Forfeited options from reserves		17,150	-	65,800

Loss before income tax expense		(13,702,056)	(12,777,053)	(15,309,353)

Income tax expense	4	(104,459)	(70,008)	-

Loss for the year		(13,806,515)	(12,847,061)	(15,309,353)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year		(13,806,515)	(12,847,061)	(15,309,353)

Loss per share (basic and diluted - cents per share)	18	(0.57)	(0.53)	(0.90)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		2,427,841,917	2,405,990,036	1,696,876,324

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2023	2022	2021
Cash Flows from Operating Activities
Payments to suppliers and employees		(19,943,617)	(16,875,144)	(17,720,622)
Interest received		15,798	2,755	20,491
R&D tax refund		-	4,126,364	-
Interest paid		(4,565)	(2,285)	(1,299)
Other grant received		-	454,120	213,235
COVID-19 government relief		-	-	158,126
Income tax paid		(103,453)	(43,084)	-

Net cash flows used in operating activities	14(a)	(20,035,837)	(12,337,274)	(17,330,069)

Cash Flows from Investing Activities
Payments for rental security deposits		(29,150)	-	-
Payments for purchase of plant and equipment		(7,311)	(89,147)	(10,472)

Net cash flows used in investing activities		(36,461)	(89,147)	(10,472)

Cash Flows from Financing Activities
Proceeds from issue of securities and other equity securities		316,675	17,176,040	39,236,886
Payment of share issue costs		(132,413)	(836,969)	(2,492,650)
Principal elements of lease payments		(59,922)	(34,513)	(58,289)

Net cash flows generated from financing activities		124,340	16,304,558	36,685,947

Net (decrease)/increase in cash and cash equivalents		(19,947,958)	3,878,137	19,345,406

Opening cash and cash equivalents brought forward		34,806,799	28,115,516	9,196,892
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		914,942	2,813,146	(426,782)
Closing cash and cash equivalents carried forward	14(b)	15,773,783	34,806,799	28,115,516

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2020		1,037,358,032	160,703,754	866,121	(154,419,061)	7,150,814
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	1,046,658,646	39,236,886	-	-	39,236,886
Non-cash issuance of options to directors and employees	11(b)	-	-	1,950,563	-	1,950,563
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(2,492,650)	-	-	(2,492,650)
Forfeited options reversed to profit or loss		-	-	(65,800)	-	(65,800)
		1,046,658,646	36,744,236	1,884,763	-	38,628,999
Net loss		-	-	-	(15,309,353)	(15,309,353)
Total comprehensive loss for the year		-	-	-	(15,309,353)	(15,309,353)
Balance, June 30, 2021		2,084,016,678	197,447,990	2,750,884	(169,728,414)	30,470,460
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	322,857,900	17,176,040	-	-	17,176,040
Non-cash issuance of options to directors and employees	11(b)	-	-	1,179,577	-	1,179,577
Non-cash issuance of options to consultants	11(b)	-	-	326,544	-	326,544
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(836,969)	-	-	(836,969)
Expired options		-	-	(240,310)	240,310	-
Forfeited options of vested options reversed to accumulated deficit		-	-	(450,777)	450,777	-
		322,857,900	16,339,071	815,034	691,087	17,845,192
Net loss		-	-	-	(12,847,061)	(12,847,061)
Total comprehensive loss for the year		-	-	-	(12,847,061)	(12,847,061)
Balance, June 30, 2022		2,406,874,578	213,787,061	3,565,918	(181,884,388)	35,468,591
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	33,023,040	316,675	-	-	316,675
Non-cash issuance of options to directors and employees	11(b)	-	-	983,721	-	983,721
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(132,413)	-	-	(132,413)
Expired options		-	-	(560,014)	560,014	-
Forfeited options reversed to profit or loss		-	-	(17,150)	-	(17,150)
		33,023,040	184,262	406,557	560,014	1,150,833
Net loss		-	-	-	(13,806,515)	(13,806,515)
Total comprehensive loss for the year		-	-	-	(13,806,515)	(13,806,515)
Balance, June 30, 2023		2,439,897,618	213,971,323	3,972,475	(195,130,889)	22,812,909

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

Financial Reporting Framework

The financial report of Alterity Therapeutics Limited for the year ended June 30, 2023 was authorized for issue on August 31, 2023.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2023 and the comparative information presented in these financial statements for the years ended June 30, 2022 and 2021.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% refundable tax offset will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2023 the Group has recorded an item in other income of A$3.9 million (2022: A$4.7 million, 2021: A$4.1 million) to recognize this amount which relates to this period.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing sources of cash funding until its research activities have become marketable. The Group has incurred recurring losses since inception including an operating loss of $13,806,515 in the year ended 30 June 2023 (2022: $12,847,061) and an operating cash outflow of $20,035,837 in the year ended 30 June 2023 (2022: $12,337,274). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The Group intends to raise new equity funding within six months of the financial year end to enable progression of its planned research and development programs, however there is uncertainty associated with its ability to successfully raise such funds in the time and amounts needed to meet its requirements.

The inability to obtain funding, as and when needed, would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to operate and to develop and commercialize its product candidates, it could be forced to delay, reduce or eliminate some or all of its research and development programs, which would adversely affect its business prospects.

As a result, there is a material uncertainty that may cast significant doubt (or raises substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and that it may be unable to realize its assets and liabilities in the normal course of business. However, the directors believe that it will be successful in the above matters and accordingly have prepared the financial report on a going concern basis.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Use of Estimates

The preparation of these consolidated financial statements requires the Group to make estimates and judgments that affect the reported amounts of assets, liabilities, income and expenses and related disclosures. On an ongoing basis, the Group evaluates its significant accounting policies and estimates. Estimates are based on historical experience and on various market-specific and other relevant assumptions that the Group believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Estimates are assessed each period and updated to reflect current information.

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

Subsidiaries are all those entities (including special purpose entities) over which the Group has control. The group controls an entity where the group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

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

No impairment charges were incurred during the three years ended June 30, 2023, 2022 and 2021.

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

As of June 30, 2023, 2022 and 2021, the Group had no capitalized research and development costs.

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

(l) Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

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

The adoption of these standards has not had any material impact on the disclosures or amounts reported in these financial statements.

The Directors have also reviewed all the new and revised Standards and Interpretations in issue not yet adopted for the year ended June 30, 2023. As a result of this review, the Directors have determined that there is no material impact of the Standards and Interpretations in issue not yet adopted on the Group and, therefore, no change is considered necessary to the Group’s accounting policies.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

2. INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2023	2022	2021

Interest income
Interest income	16,436	2,504	20,676
Total interest income	16,436	2,504	20,676

Other income
R&D Tax Incentive (1)	3,914,230	4,669,405	4,126,364
COVID-19 relief (2)	-	-	145,626
Other grant (3)	-	454,120	213,235
Miscellaneous Income	2,103	-	-
Total other income	3,916,333	5,123,525	4,485,225

Total interest and other income from continuing operations	3,932,769	5,126,029	4,505,901

(1)	A 43.5% R&D Tax incentive refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. For the years ended June 30, 2023, June 30, 2022 and June 30, 2021, the Group is eligible to receive the refundable tax offset, the management with input from an independent expert, has applied judgement when assessing activities and expenditures that are likely to be eligible under the incentive scheme and therefore recorded $3,914,230, $4,669,405 and $4,126,364 in other income, respectively.
(2)	The COVID-19 relief relates to government assistance received during the year, from the Australian Governments (at both federal and state level), in response to the economic and financial challenges in the current economy. This COVID-19 relief consists of the eligible cash flow boost grants and state level payroll tax refund and waivers. The Group has recognised this relief as part of government grants in line with IAS 20.
(3)	Other grant relates to the receipt of grant funding awarded by Michael J. Fox Foundation for Parkinson’s Research during the year ended June 30, 2022 and June 30, 2021.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

3. EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2023	2022	2021

Research and Development Expenses (1)
Employee expenses	2,720,345	2,517,516	2,169,420
Other research and development expenses	10,478,238	12,228,260	10,114,428

General and Administration Expenses
Depreciation on fixed assets	37,854	17,848	18,662
Depreciation on leased assets	64,409	36,366	56,707
Employee expenses (non R&D related)	926,314	705,541	1,556,078
Consultant and director expenses	320,500	390,896	852,369
Audit, internal control and other assurance expenses	238,728	220,798	220,198
Corporate compliance expenses	457,215	401,741	692,895
Insurance expenses	721,732	655,990	531,877
Office rental	68,634	79,329	87,612
Other administrative and office expenses	1,032,843	911,347	718,520
Share based payment expenses	966,571	1,506,122	1,950,563
Corporate advisory expenses	204,621	587,937	252,361

Other gains and losses
Foreign exchange (gain)/loss	(917,650)	(2,722,430)	297,111

(1)	Research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

4. INCOME TAX

	Years Ended June 30,
	2023	2022	2021

(a) Income tax expense:
Current tax	33,808	50,072	-
Adjustment for current tax of prior periods	70,651	19,936	-
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 25% (2022: 25%, 2021: 26%)	(3,446,718)	(3,194,263)	(3,980,432)
Effect of lower tax rates of tax on overseas income	(6,440)	(9,712)	(11,344)

Add tax effect of:
Under/(Over) provision of income tax in previous year relating to a revision of estimates	70,651	19,936	-
Research and development expenditure (net of tax incentive)	1,267,940	1,516,215	1,393,478
Research and development tax offset (1)	-	-	(2,976,920)
Adjustments for current tax of prior periods (1)	-	-	1,764,370
Other	413,976	529,075	628,535

Deferred tax asset not recognised	1,805,050	1,208,757	3,182,313
Income tax expense attributable to loss before income tax	104,459	70,008	-

(c) Potential deferred tax asset as of June 30, 2023, 2022 and 2021 in respect of: tax losses not brought to account is (1)(2):	44,056,899	41,204,149	41,223,341
Temporary differences	3,675,742	2,903,797	4,549,151

(1)	As of June 30, 2023, the Group had a potential tax benefit related to gross tax losses carried forward of $164,311,376 (2022: $153,026,530) and a non-refundable R&D tax offset of $2,976,920 (2022: $2,976,920). The non-refundable tax offset and the adjustment for current tax of prior periods in 2021 relates to the 2020 R&D tax incentive claim which was submitted in 2021.
(2)	Unused tax loss amounts are only attributable to the Group’s operations in Australia, as the subsidiary in the United States has no carryforward tax losses as of June 30, 2023. Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

5. TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2023	2022

Accrued interest income	656	18
R&D tax incentive receivable (1)	8,583,635	4,669,405
Goods and services tax receivable	16,184	55,938
Accounts receivable	65,229	-
Total Trade and Other Receivables	8,665,704	4,725,361

R&D tax incentive receivable represents the amount of the financial years 2023 and 2022 R&D tax incentive the Group expects to recover. For further details, see note 2.

(1)	Subsequent to the end of the period, on 15 August 2023 $4,725,361, representing the R&D tax incentive for the 2022 year was received.

6. OTHER CURRENT ASSETS

	Years Ended June 30,
	2023	2022

Prepayments	2,569,522	1,601,697
Other	39,764	10,232
Total	2,609,286	1,611,929

7. TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2023	2022

Trade creditors	1,716,135	2,689,098
Accrued research and development expenses	1,458,310	2,066,500
Accrued professional fees	222,126	185,362
Other accrued expenses	87,223	107,929
Other payables	33,914	57,622

Total	3,517,708	5,106,511

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

8. PROVISIONS

	Years Ended June 30,
	2023	2022

Current
Annual leave (1)	420,380	371,877
Long service leave (1)(2)	308,822	284,390

Total	729,202	656,267

Non-Current
Long service leave (2)	19,503	13,753

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2023	2022	2021
Annual leave
Carrying amount at start of year	371,877	273,876	285,360
Charged/(credited) to profit or loss -additional provisions recognised	272,502	242,532	231,981
Amounts used during the year	(232,747)	(158,968)	(231,061)
Change in foreign exchange	8,748	14,437	(12,404)
Carrying amount at end of year	420,380	371,877	273,876

Long service leave
Carrying amount at start of year	298,143	273,260	368,193
Charged/(credited) to profit or loss -additional provisions recognised	30,182	25,210	31,725
Amounts used during the year	-	(327)	(126,658)
Carrying amount at end of year	328,325	298,143	273,260

TOTAL	748,705	670,020	547,136

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

	Years Ended June 30,
	2023	2022

Long service leave obligation expected to be settled after 12 months	19,503	13,753

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10. ISSUED CAPITAL

		Years Ended June 30,
	Notes	2023	2022	2021

(a) Issued Capital
2,439,897,618 (2022: 2,406,874,578) fully paid ordinary shares	10(b)	213,971,323	213,787,061	197,447,990
Nil (2022: Nil) options for fully paid ordinary shares	10(c)	-	-	-

		213,971,323	213,787,061	197,447,990

(b) Movements in Issued Shares

	June 30,
	2023		2022		2021
	No. of shares	A$	No. of shares	A$	No. of shares	A$
Beginning of the year	2,406,874,578	213,787,061	2,084,016,678	197,447,990	1,037,358,032	160,703,754

Movement during the year	33,023,040	184,262	322,857,900	16,339,071	1,046,658,646	36,744,236

End of the year	2,439,897,618	213,971,323	2,406,874,578	213,787,061	2,084,016,678	197,447,990

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$
Year end June 30, 2020			176,520,600		4,071,118
July 2, 2020	Issue of shares under ATM Facility		47,646,000	0.033	1,562,055
October 23, 2020	Issue of shares to sophisticated and professional investors		271,251,007	0.037	10,036,287
November 24, 2020	Issue of shares to sophisticated and professional investors		674,694,939	0.037	24,963,713
February 11, 2021	Issue of shares under ATM Facility		53,066,700	0.050	2,674,831
June 30, 2021	Security issuance costs				(2,492,650)
Year end June 30, 2021			1,046,658,646		36,744,236
July 2, 2021	Issue of shares under ATM Facility		322,857,900	0.053	17,176,040
June 30, 2022	Security issuance costs				(836,969)
Year end June 30, 2022			322,857,900		16,339,071
September 21, 2022	Issue of shares under ATM Facility		9,543,840	0.0135	128,842
March 15, 2023	Issue of shares under ATM Facility		23,479,200	0.0080	187,834
June 30, 2023	Security issuance costs				(132,413)
Year end June 30, 2023			33,023,040		184,262

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

(d) Shares Issued after Reporting Date

No shares have been issued after the reporting date.

11. RESERVES

		Years Ended June 30,
	Notes	2023	2022	2021

(a) Share Based Payments
170,042,720 (2022: 184,692,720, 2021: 160,542,720) options for fully paid ordinary shares	11(c)	3,972,475	3,565,918	2,750,884

		3,972,475	3,565,918	2,750,884

The share-based payment reserve is used to recognize the fair value of options issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options are exercised. When options expire, the amount is transferred from reserve to accumulated losses.

		Years Ended June 30,
	Notes	2023	2022	2021

(b) Warrants/Free-attaching options
674,694,939 free-attaching options (2022: 674,694,939 free-attaching options, 2021: 674,694,939) for fully paid ordinary shares (1)	11(c)	-	-	-

		-	-	-

1.	On November 24, 2020 as part of a two tranche placement to sophisticated and professional investors the Group issued a total of 674,694,939 free attaching warrants with an exercise price of A$0.07, expiring on November 23, 2023. These warrants were assessed to have immaterial value at the time of issue.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(c)	Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2023		2022		2021
	Number of Options	(A$)	Number of Options	(A$)	Number of Options	(A$)
Beginning of the year	184,692,720	3,565,918	160,542,720	2,750,884	21,550,000	866,121
Options issued during the year	-	-	45,150,000	-	140,392,720	-
Expired during the year	(13,150,000)	(560,014)	(7,000,000)	(240,310)	-	-
Forfeited during the year	(1,500,000)	(17,150)	(14,000,000)	(450,777)	(1,400,000)	(65,800)
Share Based Payment expense	-	983,721	-	1,506,121	-	1,950,563
End of the year	170,042,720	3,972,475	184,692,720	3,565,918	160,542,720	2,750,884

Details of option grants are summarized as follows.

Year ended June 30, 2021:

●	On September 18, 2020, 49,000,000 options were issued to the Directors under the 2004 ASX Plan and 2018 ADS Plan. The options are exercisable at A$0.09 and expire on September 17, 2025. The fair value of the options is A$0.032 per option.

●	On March 31, 2021, 1,400,000 options were forfeited upon resignation of an employee.

●	On April 20, 2021, 91,392,720 options were issued to the Group’s newly appointed Chief Executive Office under the 2018 ADS Plan. The options are exercisable at A$0.032 and expire on January 6, 2026. The fair value of the options is A$0.028 per option.

Year ended June 30, 2022:

●	On December 8, 2021, 13,900,000 options were issued to the Group’s employees and consultants based in the United States under the 2018 ADS Plan. The options are exercisable at A$0.0238 and expire on November 29, 2026. The fair value of the options is A$0.021 per option.

●	On December 8, 2021, 19,250,000 options were issued to the Group’s employees and consultants based in Australia under the 2004 ASX Plan. The options are exercisable at A$0.0375 and expire on November 29, 2026. The fair value of the options is A$0.021 per option.

●	On December 8, 2021, 12,000,000 options were issued to a consultant under the 2004 ASX Plan. The options are exercisable at A$0.07 and expire on July 31, 2024. The fair value of the options is A$0.027 per option.

●	On January 4, 2022, 14,000,000 options were forfeited upon resignation of two Non-Executive Directors.

●	On June 6, 2022, 7,000,000 options expired.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(c) Movements in Options for Fully Paid Ordinary Shares (continued)

Year ended June 30, 2023:

●	On December 14, 2022, 12,450,000 options expired.

●	On January 31, 2023, 700,000 options expired.

●	On April 3, 2023, 1,500,000 options were forfeited upon resignation of an employee.

(d) Terms and Conditions of Reserves

Options and warrants

Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Group’s shareholders. Options and warrants may be exercised at any time from the date they vest to the date of their expiration. Share options are exercisable into ordinary shares on a one for one basis on the date they are exercised. Options granted under the 2018 ADS Plan are exercisable into ADRs, being one option for one ADR, which equals 600 ordinary shares, on the date they are exercised.

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

(e) Options and Warrants Issued after Reporting Date

No options were issued after reporting date.

12. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2023	2022	2021

Balance at beginning of year	181,884,388	169,728,414	154,419,061
Net loss for the year	13,806,515	12,847,061	15,309,353
Reclassify expired options from reserves	(560,014)	(240,310)	-
Reclassify forfeited options from reserves	-	(450,777)	-

Balance at end of year	195,130,889	181,884,388	169,728,414

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13. LEASES

(i)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	Years Ended June 30,
Right-of-use assets	2023	2022	2021
Right-of-use assets	207,087	115,971	65,495
Lease liabilities
Current	107,177	57,632	27,746
Non-current	103,207	59,857	37,903
	210,384	117,489	65,649

Additions to the right-of-use assets during the current financial year were $152,817 (2022: $86,353, 2021: $90,336).

(ii)	Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Years Ended June 30,
	2023	2022	2021
Depreciation of right-of-use assets	64,409	36,366	56,707
Interest expense	4,565	2,285	1,299
Expenses relating to short-term leases (included in general and administration expenses)	68,634	79,309	87,131
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	-	-	-

The total cash outflow for leases in 2023 was $133,121 (2022: $116,107, 2021: $146,719).

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

14. CASH FLOW INFORMATION

	Years Ended June 30,
	2023	2022	2021

(a) Reconciliation of Net Loss to Net Cash Flows Used In Operations
Net loss	(13,806,515)	(12,847,061)	(15,309,353)

Non-cash items
Depreciation of property and equipment	37,854	17,848	18,662
Depreciation on leased assets	64,409	36,366	56,707
Others	-	61	(145)
Share-based payment expenses	966,571	1,506,122	1,884,763
Foreign exchange (gain)/loss	(917,650)	(2,813,635)	426,782
Fixed Asset Write Off	10,232	-	-
Changes in assets and liabilities
(Increase)/Decrease in trade and other receivables	(3,940,343)	(447,684)	(4,216,356)
(Increase)/Decrease in other current assets	(968,207)	(516,176)	(517,617)
Increase/(Decrease) in trade and other payables	(1,560,873)	2,604,001	432,905
(Decrease) in other current liabilities	-	-	-
Increase/(Decrease) in provision for employee entitlements	78,685	122,884	(106,417)

Net cash flows used in operating activities	(20,035,837)	(12,337,274)	(17,330,069)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	15,773,783	34,806,799	28,115,516

Closing cash and cash equivalents balance	15,773,783	34,806,799	28,115,516

(c) Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2023, 2022 and 2021.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

15. EXPENDITURE COMMITMENTS

As of June 30, 2023, the Group no longer has short term leases contracted for but not capitalized in the financial statements. As of June 30, 2022, the Group had a short-term lease commitments within one year of A$9,857.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2023, we had research and development termination commitments approximating A$3.7 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritise our research and development programs to reduce expenditures.

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

As of June 30, 2023, equity had been issued to 4 Directors, 2 Key Management Personnel, 9 employees and 3 consultants under the 2004 ASX Plan and 2018 ADS Plan.

As of June 30, 2022, equity had been issued to 4 Directors, 2 former Directors, 2 Key Management Personnel, 10 employees and 4 consultants under the 2004 ASX Plan and 2018 ADS Plan.

As of June 30, 2021, equity had been issued to 6 Directors, 2 former Directors, 2 Key Management Personnel, 8 employees and 5 consultants under the 2004 ASX Plan and 2018 ADS Plan.

At the 2004 Annual General Meeting, shareholders authorized the Group to issue in the aggregate up to 12 million ordinary shares under the two plans. This was increased to 22 million ordinary shares at the 2005 Annual General Meeting and further increased to 30 million ordinary shares at the 2007 Annual General Meeting, 45 million ordinary shares at the 2008 Annual General Meeting and 60 million ordinary shares at the 2009 Annual General Meeting. At the September 2020 General Meeting, shareholders authorized the Group to issue up to 157.5 million securities. At the 2020 Annual General Meeting, shareholders authorized the Group to issue up to 200 million ordinary shares. At the 2022 Annual General Meeting, shareholders authorized the Group to issue up to 240 million ordinary shares.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan and 2018 ADS Plan as follows:

	Years Ended June 30,
	2023		2022		2021
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	184,692,720	0.05	160,542,720	0.09	21,550,000	0.10
Issued during the year	-	-	45,150,000	0.04	140,392,720	0.05
Exercised during the year	-	-	-	-	-	-
Expired during the year	(13,150,000)	0.11	(7,000,000)	0.07	-
Forfeited during the year	(1,500,000)	0.02	(14,000,000)	0.09	(1,400,000)	0.11

Outstanding at year end	170,042,720	0.05	184,692,720	0.05	160,542,720	0.06

Vested and Exercisable at year end	87,280,755	0.06	60,150,000	0.09	69,150,000	0.09

Options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price	Share options	Share options
			$A	2023	2022
PBTAAA	December 18, 2017	December 14, 2022	0.11	-	12,450,000
PBTAI	February 1, 2018	January 31, 2023	0.08	-	700,000
ATHAAB	September 18, 2020	September 17, 2025	0.09	35,000,000	35,000,000
ATHAAD	January 7, 2021	January 6, 2026	0.03	91,392,720	91,392,720
ATHAAE	November 29, 2021	November 29, 2026	0.04	19,250,000	19,250,000
ATHAAF	July 31, 2021	July 31, 2024	0.07	12,000,000	12,000,000
ATHAAG	November 21, 2021	November 29, 2026	0.02	12,400,000	13,900,000
			Total	170,042,720	184,692,720

Weighted average remaining contractual life of options outstanding at end of period.				2.53 years	3.32 years

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Model inputs –

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share	Share Price at Grant Date	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate	Fair Value per Options
		A$	A$					A$
PBTAS	June 7, 2017	0.07	0.05	100.00%	5.00	0%	1.97%	0.034
PBTAAA	December 18, 2017	0.11	0.07	100.00%	5.00	0%	2.38%	0.047
PBTAI	February 1, 2018	0.08	0.06	100.00%	5.00	0%	2.24%	0.038
ATHAAB	September 18, 2020	0.09	0.05	98.00%	5.00	0%	0.43%	0.032
ATHAAD	January 7, 2021	0.03	0.032	139.52%	5.00	0%	0.38%	0.028
ATHAAE	November 29, 2021	0.04	0.025	138.47%	5.00	0%	1.35%	0.021
ATHAAF	July 31, 2021	0.07	0.034	169.42%	3.00	0%	0.13%	0.027
ATHAAG	November 29, 2021	0.02	0.024	138.47%	5.00	0%	1.35%	0.021

Information with respect to the number of shares issued under the stock option plan as follows:

	Years Ended June 30,
	2023	2022	2021
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Issued during the year	-	-	-

End of the financial year	13,277,715	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2023, 2022 and 2021.

17. SUBSEQUENT EVENTS

As announced on August 15, 2023, the Group received $4.74 million cash refund from the Australian Taxation Office under the Australian Government’s Research and Development Tax Incentive (R&DTI) Scheme. The cash refund relates to the costs of eligible research and development activities that occurred during the financial year ended 30 June 2022. Refer to Note 5. No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years,

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18. LOSS PER SHARE

	Years Ended June 30,
	2023	2022	2021

Basic and diluted loss per share (cents per share)	(0.57)	(0.53)	(0.90)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	2,427,841,917	2,405,990,036	1,696,576,324

The options and warrants in place do not have the effect of diluting the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share. Please refer to Note 11 and Note 16 for options and warrants on issue which were assessed to be antidilutive.

19. KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2023	2022	2021

Short-term employee benefits	1,727,020	1,641,015	1,891,777
Post-employment benefits	42,444	44,121	45,180
Long-term benefits	7,215	6,711	(110,285)
Termination benefits	-	-	1,000,000
Share-based payments	764,175	998,164	1,950,565
	2,540,854	2,690,011	4,777,237

20. AUDITORS’ REMUNERATION

	Years Ended June 30,
	2023	2022	2021

- Audit and review of financial statements (1)	246,400	216,400	202,400
- Other audit services (2)	52,000	-	130,000

	298,400	216,400	332,400

1.	Audit and review of financial statements consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client.
2.	Included in the balance are amounts related to additional regulatory filings during the 2023 and 2021 financial years. All services provided are considered audit services for the purpose of SEC classification.

PricewaterhouseCoopers was appointed as the Group’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Group’s Auditors to be appointed at the Group’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Group’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2023, 2022 and 2021 financial years.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b.	Key Management Personnel Remuneration (continued)

			Post-Employment	Long Term Benefits
2023	Short Term Benefits		Superannuation	Long-service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (2)	302,800	-	10,500	-	-	-	313,300
Mr. Brian Meltzer	63,348	-	6,652	-	-	-	70,000
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan	70,000	-	-	-	-	-	70,000
	506,148	-	17,152	-	-	-	523,300

Other key management personnel
Dr. David Stamler (1)	731,381	194,570	-	-	-	724,047	1,649,998
Ms. Kathryn Andrews (1)	294,921	-	25,292	7,215	-	40,128	367,556
	1,026,302	194,570	25,292	7,215	-	764,175	2,017,554
Total	1,532,450	194,570	42,444	7,215	-	764,175	2,540,854

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Includes A$202,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

			Post-Employment	Long Term Benefits
2022	Short Term Benefits		Superannuation	Long-service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (2)	377,800	-	10,000	-	-	-	387,800
Mr. Brian Meltzer	63,636	-	6,359	-	-	-	69,995
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan (3)	107,500	-	-	-	-	-	107,500
Dr. David Sinclair (4)	34,888	-	-	-	-	-	34,888
Mr. Tristan Edwards (4)	31,819	-	4,194	-	-	-	36,013
	685,643	-	20,553	-	-	-	706,196

Other key management personnel
Dr. David Stamler (1)	658,393	-	-	-	-	965,633	1,624,026
Ms. Kathryn Andrews (1)	296,979	-	23,568	6,711	-	32,531	359,789
	955,372	-	23,568	6,711	-	998,164	1,983,815
Total	1,641,015	-	44,121	6,711	-	998,164	2,690,011

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Includes A$277,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)	Includes A$37,500 in corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan for corporate advisory services including seeking and advancing opportunities to expand the Group’s product pipeline and other sources of funding to commence and continue the Group’s clinical trials.
(4)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b.	Key Management Personnel Remuneration (continued)

			Post-Employment	Long Term Benefits
2021	Short Term Benefits		Superannuation	Long-service		Equity
	Base Fee	Bonus	Contribution	Leave	Termination	Options	Total
Directors’ remuneration	A$	A$	A$	A$		A$	A$
Mr. Geoffrey Kempler (2)	487,292	-	16,184	(121,542)	1,000,000	450,777	1,832,711
Mr. Brian Meltzer	66,209	-	6,290	-		225,389	297,888
Mr. Peter Marks	68,333	-	-	-		225,389	293,722
Mr. Lawrence Gozlan (3)	218,333	-	-	-		225,389	443,722
Dr. David Sinclair	65,800	-	-	-		225,389	291,189
Mr. Tristan Edwards	64,774	-	1,012	-		225,389	291,175
	970,741	-	23,486	(121,542)	1,000,000	1,577,722	3,450,407

Other key management personnel
Dr. David Stamler (1)(4)	606,058	-	-	-	-	372,843	978,901
Ms. Kathryn Andrews (1)	314,978	-	21,694	11,257	-	-	347,929
	921,036	-	21,694	11,257		372,843	1,326,830
Total	1,891,777	-	45,180	(110,285)	1,000,000	1,950,565	4,777,237

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Upon termination of employment as Chief Executive Officer on January 7, 2021 Mr. Geoffrey Kempler received the sum of A$1 million in accordance with his employment agreement dated September 21, 2007 and accrued leave entitlements. His remuneration includes A$102,361 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)	Includes A$150,000 in corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan for corporate advisory services including seeking and advancing opportunities to expand the Group’s product pipeline and other sources of funding to commence and continue the Group’s clinical trials.
(4)	Remuneration of Dr. David Stamler covered his previous role as Chief Medical Officer and Senior Vice President Clinical Development from July 1, 2020 to January 6. 2021 and CEO effective January 7, 2021.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b.	Key Management Personnel Remuneration (continued)

The following Senior Executives were under contract during the year ended June 30, 2022:

Key management personnel	Duration	Notice Requirements	Termination
Kathryn Andrews	Until termination by either party. Signed November 11, 2014	Ms Andrews may terminate with 30 days’ notice, or	Accrued entitlements including all unreimbursed business expenses.

		Without Cause the Group may terminate with 30 days’ notice, or With Cause the Group may terminate without notice	Permitted to keep and/or exercise options that have vested at the time of termination.

David Stamler	Until termination by either party. Signed January 6, 2021.	Each party will be required to provide 6 months’ notice of termination unless otherwise agreed to in writing.

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

All options shall be canceled upon date of termination

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings

	Balance July 1, 2022	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2023
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	3,555,000	3,555,000

	18,380,777	-	-	3,555,000	21,935,777

	Balance July 1, 2021	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2022
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair (1)	-	-	-	-	-
Mr. Tristan Edwards (1)	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-

	18,380,777	-	-	-	18,380,777

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

	Balance July 1, 2020	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2021
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair	-	-	-	-	-
Mr. Tristan Edwards	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-

	18,380,777	-	-	-	18,380,777

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings (continued)

Share Options of the Group	Balance July 1, 2022 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2023 No.	Total Vested and Exercisable June 30, 2023 No.	Total Unvested June 30, 2023 No.
Mr. Geoffrey Kempler	19,000,000	-	-	(5,000,000)	-	-	-	14,000,000	14,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	(1,250,000)	-	-	-	7,000,000	7,000,000	-
Mr. Brian Meltzer	8,250,000	-	-	(1,250,000)	-	-	-	7,000,000	7,000,000	-
Mr. Peter Marks	8,250,000	-	-	(1,250,000)	-	-	-	7,000,000	7,000,000	-
Ms. Kathryn Andrews	5,000,000	-	-	-	-	-	-	5,000,000	1,250,000	3,750,000
Dr. David Stamler	91,392,720	-	-	-	-	-	-	91,392,720	32,368,255	59,024,465
	140,142,720	-	-	(8,750,000)	-	-	-	131,392,720	68,618,255	62,774,465

Share Options of the Group	Balance July 1, 2021 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2022 No.	Total Vested and Exercisable June 30, 2022 No.	Total Unvested June 30, 2022 No.
Mr. Geoffrey Kempler	19,000,000	-	-	-	-	-	-	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Mr. Brian Meltzer	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Mr. Peter Marks	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Dr. David Sinclair (1)	7,000,000	-	-	-	(7,000,000)	-	-	-	-	-
Mr. Tristan Edwards (1)	7,000,000	-	-	-	(7,000,000)	-	-	-	-	-
Ms. Kathryn Andrews	500,000	5,000,000	-	(500,000)	-	-	-	5,000,000	-	5,000,000
Dr. David Stamler	95,392,720	-	-	(4,000,000)	-	-	-	91,392,720	-	91,392,720
	153,642,720	5,000,000	-	(4,500,000)	(14,000,000)	-	-	140,142,720	43,750,000	96,392,720

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

Share Options of the Group	Balance July 1, 2020 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2021 No.	Total Vested and Exercisable June 30, 2021 No.	Total Unvested June 30, 2021 No.
Mr. Geoffrey Kempler	5,000,000	14,000,000	-	-	-	-	14,000,000	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Mr. Brian Meltzer	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Mr. Peter Marks	1,250,000	7,000,000	-	-	-	-	7,000,000	8,250,000	8,250,000	-
Dr. David Sinclair	-	7,000,000	-	-	-	-	7,000,000	7,000,000	7,000,000	-
Mr. Tristan Edwards	-	7,000,000	-	-	-	-	7,000,000	7,000,000	7,000,000	-
Ms. Kathryn Andrews	500,000	-	-	-	-	-	-	500,000	500,000	-
Dr. David Stamler	4,000,000	91,392,720	-	-	-	-	-	95,392,720	4,000,000	91,392,720
	13,250,000	140,392,720	-	-	-	-	49,000,000	153,642,720	62,250,000	91,392,720

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2023	2022
	A$	A$
Cash and cash equivalents (USD)	15,473,231	29,361,393
Cash and cash equivalents (€EUR)	-	-
Cash and cash equivalents (£GBP)	-	423
Trade and other payables (USD)	(1,611,223)	(2,088,037)
Trade and other payables (€EUR)	-	-
Trade and other payables (£GBP)	(17,444)	(102,637)
Total exposure	13,844,564	27,171,142

As shown in the table above, the Group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

Based on the financial instruments held as of June 30, 2023, had the Australian dollar weakened/strengthened by 3.60% (2022: 8.19%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$499,159 lower/higher (2021: A$2,233,871 lower/higher).

(ii)	Interest Rate Risk

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a)	Market Risk (continued)

The Group’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2023, the Group had the following cash accounts:

●	A$27,457 in an Australian dollar cash maximiser account at an interest rate of 1.44% as of June 30, 2023;

●	A$61,518 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2023;

●	A$18,864 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2023;

●	U.S.$10,279,099 (A$15,473,231) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2023;

●	A$42,713 in a 90 days term deposit at a fixed interest rate of 3.85% which matures on August 28, 2023;

●	A$150,000 in a 90 days term deposit at a fixed interest rate of 3.85% which matures on September 2, 2023;

At June 30, 2022, the Group had the following cash accounts:

●	A$4,863,883 in an Australian dollar cash maximiser account at an interest rate of 0.29% as of June 30, 2022;

●	A$106,224 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2022;

●	A$281,415 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2022;

●	U.S.$20,233,747 (A$29,361,393) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2022;

●	A$42,713 in a 90 days term deposit at a fixed interest rate of 0.15% which matures on September 2, 2022;

●	A$150,000 in a 90 days term deposit at a fixed interest rate of 0.15% which matures on September 7, 2022;

At June 30, 2021, the Group had the following cash accounts:

●	A$3,231,661 in an Australian dollar transaction account at an interest rate of 0.01% as of June 30, 2021;

●	A$46,862 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2021;

●	A$119,340 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2021;

●	U.S.$16,159,039 (A$21,523,678) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2021;

●	A$42,713 in a three month term deposit at a fixed interest rate of 0.10% which matures on September 7, 2021;

●	A$150,000 in a three month term deposit at a fixed interest rate of 0.10% which matures on September 11, 2021;

●	A$3,000,000 in a 90 days term deposit at a fixed interest rate of 0.05% which matures on July 27, 2021.

The weighted average interest rate is 0.05% for cash and cash equivalents and 3.85% for terms deposits for 90 days and apart from usual variances in general rates of interest the Group is not exposed to any significant interest rate risk.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a)	Market Risk (continued)

Receivables and payables are non-interest bearing.

The Group’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2023	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	27,457	192,713	-	15,553,613	15,773,783	0.050%
Trade and other receivables	-	-	-	8,665,704	8,665,704
Other current assets	-	29,150	-	-	-	4.4%

Total Financial Assets	27,457	192,713	-	24,219,317	24,439,487

Financial Liabilities
Trade and other payables	-	-	-	(3,517,708)	(3,517,708)
Lease liabilities	-	(107,177)	(103,207)	-	(210,384)

Total Financial Liabilities	-	(107,177)	(103,207)	(3,517,708)	(3,728,092)

June 30, 2022	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	4,863,883	192,713	-	29,750,203	34,806,799	0.002%
Trade and other receivables	-	-	-	4,725,361	4,725,361

Total Financial Assets	4,863,883	192,713	-	34,475,564	39,532,160	0.002%

Financial Liabilities
Trade and other payables	-	-	-	(5,106,511)	(5,106,511)
Lease liabilities	-	(57,632)	(59,857)	-	(117,489)

Total Financial Liabilities	-	(57,632)	(59,857)	(5,106,511)	(5,224,000)

(b)	Credit Risk

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

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows. See Note 1 (Going Concern Basis) of our accompanying financial statements.

	Maturities of Financial Liabilities

2023	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(3,517,708)	-	-	(3,517,708)	(3,517,708)
Lease liabilities	(53,589)	(53,588)	(103,207)	(210,384)	(210,384)
Total	(3,571,297)	(53,588)	(103,207)	(3,728,092)	(3,728,092)

2022	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(5,106,511)	-	-	(5,106,511)	(5,106,511)
Lease liabilities	(57,746)	-	(59,857)	(117,489)	(117,489)
Total	(5,164,143)	-	(59,857)	(5,224,000)	(5,224,000)

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(d)	Capital Risk Management

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

In 2023 and 2022, none of the Group’s assets and liabilities had their fair value determined using the fair value hierarchy. No transfers between the levels of the fair value hierarchy occurred during the current or previous years.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

24. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	June 30,
	2023	2022
Statement of financial position
Current Assets	27,048,773	41,144,089
Non-current Assets	229,103	137,128
Total assets	27,277,876	41,281,217

Current liabilities	(4,993,949)	(6,270,879)
Non-current liabilities	(122,710)	(32,450)
Total liabilities	(5,116,659)	(6,303,329)

Shareholders’ equity
Contributed equity	213,971,323	213,787,061
Reserves	3,972,475	3,565,918
Accumulated losses	(195,782,581)	(182,375,091)

Total equity	22,161,217	34,977,888

Statement of profit or loss and other comprehensive income
Loss for the year	(13,967,504)	(13,019,855)

Total comprehensive loss for the year	(13,967,504)	(13,019,855)

Australian Disclosure Requirements

Directors’ Declaration

In the Directors’ opinion:

a)	the financial statements and notes set out on pages F-1 to F-47 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at June 30, 2023 and of its performance for the financial year ended on that date, and

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

/s/ Geoffrey Kempler
Chairman
Melbourne

August 31, 2023

ITEM 19. EXHIBITS

Index to Exhibits.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

2.2	Certificate of Registration on Change of Name.	F-3	4.2	5/13/19

2.3	Rights Attached to Ordinary Shares.	20-F	2.3	9/15/20

4.1	Prana Biotechnology Limited, 2018 American Depository Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.2	Prana Biotechnology Limited, 2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

8.1	List of Subsidiaries of the Registrant.	20-F	8.1	9/2/21

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

15.2*	Auditor’s independence declaration.

101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Alterity Therapeutics Limited

By:	/s/ David A. Stamler
David A. Stamler
Chief Executive Officer

Dated August 31, 2023