Form 20-F
period 2024-06-30
ALTERITY THERAPEUTICS LTD
filed 2024-09-26
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2024

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

Ordinary Shares, as of June 30, 2024 5,245,115,318

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

Yes ☐   No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-228671, 333-248980 and 333-251073) and our Registration Statements on Form F-3 (File Nos. 333-274816, 333-250076 and 333-251647).

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

Risks Related to Our Financial Condition

●	We have a history of operating losses and our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the fiscal year ended June 30, 2024.

●	We will need additional funding to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

Risks Related to Our Business

●	We are a development stage company engaged in the development of pharmaceutical products and our success in uncertain.

●	We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials. The institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

●	We are faced with uncertainties related to our research.

●	Clinical trials as they relate to our business are expensive and time consuming and their outcome is uncertain.

●	We may experience delays in our clinical trials that could adversely affect our business and operations.

●	We may not be able to complete the development of our products candidates or develop other pharmaceutical products.

●	We may need to prioritise the development of our most promising candidates at the expense of the development of other products.

●	Our research and development efforts will be seriously jeopardised if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

●	If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

●	Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will negatively impact our business and operations.

●	We have limited large scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for non-clinical and clinical development may negatively impact our business and operations.

●	The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

●	If healthcare insurers and other organisations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

●	We may be exposed to product liability claims, which could harm our business.

●	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Risks Related to Government Regulation

●	If we do not obtain the necessary governmental approvals, we will be unable to develop or commercialise our pharmaceutical products.

●	We will not be able to commercialise any current or future product candidates if we fail to adequately demonstrate their safety and efficacy.

●	Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

●	Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations.

●	Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

●	We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Risks Related to Intellectual Property

●	Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

●	We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

●	Intellectual property rights do not address all potential threats to our competitive advantage.

●	Changes in patent laws or patent jurisprudence could diminish the value of our patents, thereby impairing our ability to protect our products or product candidates.

●	Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and protect our other proprietary information.

Risks Related to Our Compliance with the Sarbanes-Oxley Act of 2002

●	We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

●	Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Risks Related to Ownership of Our Securities

●	Our stock price may be volatile and the trading markets for our securities is limited.

●	Ownership interest in our company may be further diluted as a result of additional financings.

●	There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

●	We do not anticipate paying dividends on our ordinary shares.

●	Currency fluctuations may adversely affect the price of our securities.

●	If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Risks Related to Our Location in Australia

●	It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

●	As a foreign private issuer whose shares are listed on The NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

●	We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors.

●	Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

●	Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

Risks Related to Our Financial Condition

We have a history of operating losses and our management has concluded that factors raise substantial doubt about our ability to continue as a going concern and our auditor has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report for the fiscal year ended June 30, 2024.

We have not sufficiently advanced the development of any of our product candidates to market or generate revenues from their commercial application and have incurred losses in every period since we began operations in 1997 and reported net losses of A$19,123,464, A$13,806,515 and A$12,847,061 during the fiscal years ended June 30, 2024, 2023 and 2022 respectively. As of June 30, 2024, our accumulated deficit was A$214,161,131. We expect to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs, and as a result, this creates a material uncertainty that casts significant doubt (or raises substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and, therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. Our actual cash requirements may vary materially from those now planned and will depend upon numerous factors, including:

●	the continued progress of our research and development programs;

●	the timing, scope, results and costs of nonclinical studies and clinical trials;

●	the cost, timing and outcome of regulatory submissions and approvals;

●	determinations as to the commercial potential of our product candidates;

●	our ability to successfully expand our contract manufacturing activities,

●	the cost of corporate overheads, including listed fees;

●	our ability to establish and maintain collaborative arrangements; and

●	the status and timing of competitive developments.

If we fail to generate revenue and eventually become and remain profitable, or if we are unable to fund our continuing losses, our shareholders could lose all or part of their investments.

We will need additional funding to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

During the year ended June 30, 2024 we raised A$10,144,682 from the sale of our ordinary shares. We will need to secure additional financing in order to continue to meet our longer-term business objectives, including advancement of our research and development programs and we may also require additional funds to pursue regulatory clearances, defend our intellectual property rights, establish commercial scale manufacturing facilities, develop marketing and sales capabilities and fund operating expenses. We intend to seek such additional funding through public or private financings and/or through licensing of our assets or strategic alliances or other arrangements with corporate partners.

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

We may not be able to complete the development of our product candidates or develop other pharmaceutical products.

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

Our business and operations would suffer in the event of IT system failures, cybersecurity attacks, data breaches, or vulnerabilities in our or our third-party vendors’ information security program or defenses.

Our business relies upon information technology systems operated by us and by our third-party service providers. These systems may fail or experience operational disruption, experience cybersecurity attacks, or be damaged by computer viruses and unauthorized access. In the ordinary course of business, we collect, store and transmit confidential information (including but not limited to intellectual property, proprietary business information and personal information). It is critical that we do so in a secure manner to maintain the confidentiality and integrity of such confidential information. If we fail to develop and maintain adequate policies and procedures for the protection of our information technology systems and confidential and proprietary information, we may be vulnerable to security breaches or disruptions and system breakdowns or other damage or interruptions.

We also have outsourced elements of our operations to third parties, and as a result we manage a number of third-party vendors and other contractors and consultants who have access to or store our confidential information. We do not conduct audits or formal evaluations of our third-party vendors’ information technology systems and cannot be sure that our third-party vendors have sufficient measures in place to ensure the security and integrity of their information technology systems and our confidential and proprietary information. If our third-party vendors fail to protect their information technology systems and our confidential and proprietary information, we may be vulnerable to disruptions in service and unauthorized access to our confidential or proprietary information and we could incur liability and reputational damage and the further development and commercialization of our product candidates could be delayed.

We have been subject, and will likely continue to be subject, to attempts to breach the security of our networks and IT infrastructure through cyber-attack, malware, computer viruses and other means of unauthorised access. However, to date, we have not been subject to cyber-attacks or other cyber incidents which, individually or in the aggregate, resulted in a material impact to our operations or financial condition. We cannot assure you that our data protection efforts and our investment in information technology will prevent significant breakdowns, data leakages, breaches in our systems or those of our third-party vendors and other contractors and consultants, or other cyber incidents that could have a material adverse effect upon our reputation, business, operations or financial condition. Furthermore, cyberattacks and security incidents are expected to accelerate in both frequency and impact as the use of AI increases and attackers become increasingly sophisticated and utilize tools and techniques that are designed to circumvent controls, avoid detection, and remove or obfuscate forensic evidence.

If such an event were to occur and cause interruptions in our operations, it could result in a material disruption of our development programs, business operations, a breach of sensitive personal information or a loss or corruption of critical data assets including trade secrets or other proprietary information. For example, the loss of clinical trial data from future clinical trials could result in delays in our regulatory approval efforts and significantly increase our costs to recover or reproduce the data. Such IT system failures, cybersecurity attacks or vulnerabilities to our or our third-party vendors’ information security programs or defenses could result in legal liability, reputational damage, business interruption, and our competitive position could be harmed and the further development and commercialization of our products or any future products could be delayed or disrupted. Moreover, containing and remediating any IT system failure, cybersecurity attack or vulnerability may require significant investment of resources. Furthermore, significant security breaches or disruptions of our internal information technology systems or those of our third-party vendors and other contractors and consultants could result in the loss, misappropriation and/or unauthorized access, use, or disclosure of, or the prevention of access to, confidential information (including trade secrets or other intellectual property, proprietary business information and personal information), which could result in financial, legal, business and reputational harm to us.

We and the third parties with whom we work are subject to stringent and evolving U.S. and foreign laws, regulations, rules, contractual obligations, industry standards, policies and other obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations (or that of the third parties with whom we work) could lead to regulatory investigations or actions; litigation (including class actions); mass arbitration demands; fines and penalties; a disruption of our business operations; reputational harm; loss of revenue or profits; and other adverse business consequences.

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) personal data and other sensitive information including proprietary and confidential business data. trade secrets. intellectual property, data we collect about trial participants in connection with clinical trials. and other sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations. such as various laws, regulations guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws. personal data privacy laws, consumer protection laws (e.g. Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. In the past few years, numerous U.S. states-including California, Virginia, Colorado, Connecticut, and Utah-have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”)(collectively, “GDPR”), Brazil’s General Data Protection Law (Lei Geral de Protecão de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to 20 million Euros / 17.5 million pounds sterling, or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. China’s PIPL imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and imposes fines of up to RMB 50 million or 5% of the prior year’s total annual revenue of the violator. In Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various related provincial laws, as well as Canada’s Anti-Spam Legislation (“CASL”), may apply to our operations. We may be subject to new and emerging data privacy and security regimes, including Australia’s Privacy Act China’s Personal Information Protection Law, Japan’s Act on the Protection of Personal Information, and Singapore’s Personal Data Protection Act.

In the ordinary course of business. we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners. vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

Our employees and personnel may use generative artificial intelligence (“AI”) technologies to perform their work, and the disclosure and use of personal data in generative AI technologies is subject to various privacy laws and other privacy obligations. Governments have passed and are likely to pass additional laws regulating generative AI. Our use of this technology could result in additional compliance costs, regulatory investigations and actions, and lawsuits. If we are unable to use generative AI, it could make our business less efficient and result in competitive disadvantages.

In addition to data privacy and security laws, we are or may become contractually subject to industry standards adopted by industry groups. We are also bound by contractual obligations related to data privacy and security. and our efforts to comply with such obligations may not be successful. For example, certain data privacy laws. such as the GDPR and the CCPA, require covered businesses to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies. materials or statements are found to be deficient, lacking in transparency. deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

Obligations related to data privacy and security (and consumers’ data privacy expectations) are quickly changing, becoming increasingly stringent, and creating uncertainty. Additionally, these obligations may be subject to differing applications and interpretations, which may be inconsistent or conflict among jurisdictions. Preparing for and complying with these obligations requires us to devote significant resources, which may necessitate changes to our services, information technologies, systems, and practices and to those of any third parties with whom we work. In addition, these obligations may require us to change our business model.

We may at times fail (or be perceived to have failed) in our efforts to comply with our data privacy and security obligations. Moreover, despite our efforts, our personnel or third parties with whom we work may fail to comply with such obligations, which could negatively impact our business operations. If we or the third parties with whom we work fail, or are perceived to have failed, to address or comply with applicable data privacy and security obligations, we could face significant consequences, including but not limited to: government enforcement actions (e.g., investigations, fines, penalties, audits, inspections, and similar); litigation (including class-action claims) or mass arbitration demands; additional reporting requirements and/or oversight; bans on processing personal data; orders to destroy or not use personal data; and imprisonment of company officials.

Any of these events could have a material adverse effect on our reputation, business, or financial condition including but not limited to: loss of customers; interruptions or stoppages in our business operations (including clinical trials); inability to process personal data or to operate in certain jurisdictions; limited ability to develop or commercialize our products; expenditure of time and resources to defend any claim or inquiry; adverse publicity, or substantial changes to our business model or operations.

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

In addition, the Inflation Reduction Act (IRA) of 2022 was signed into law in August 2022. This law, which, among other things, permits Medicare to negotiate the price of certain high expenditure, single source drugs and biological drugs. The maximum fair prices that are negotiated for these drugs will apply beginning with initial price applicability in 2026. The number of drugs to be selected and negotiated will depend on whether the drugs are high in expenditures and will be limited each year in the number of drugs subject to a preset negotiation structure. Following a phased implementation, ultimately there will be 20 drugs that will be subject to price negotiation by 2029 and thereafter. This legislative change will likely result in reductions in Medicare payments and other health care expenditures that may impact the product candidates in the future. Any reimbursement policies instituted by Medicare or other federal health care programs may result in similar policies from private payors.

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

Our products may be eligible for orphan designation for particular therapeutic indications that are of relatively low prevalence. Orphan drug designation affords market exclusivity post marketing authorisation for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the United States and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting , or conclusion that our disclosure controls and procedures are ineffective, could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

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

Potential dilution as a result of additional financings.

Ownership interest in our company may be diluted as a result of financings in the near future or over the longer term.  We will need additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.  Additional financing will comply with the relevant requirements of ASX listing rules and NASDAQ listing requirements.

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

We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability due to the ongoing military conflicts such as in the Middle East and between Russia and Ukraine.

U.S. and global markets are experiencing volatility and disruption following the escalation of geopolitical tensions and the start of military conflicts in the Middle East and the ongoing conflict between Russia and Ukraine.

In February 2022, Russia launched a full-scale military invasion of Ukraine. Although the length and impact of the ongoing military conflict is highly unpredictable, the conflict in Ukraine could lead to market disruptions, including significant volatility in commodity prices, credit and capital markets. Additionally, Russia’s prior annexation of Crimea, recent recognition of two separatist republics in the Donetsk and Luhansk regions of Ukraine and subsequent military interventions in Ukraine have led to sanctions and other penalties being levied by the United States, European Union and other countries against Russia, including agreement to remove certain Russian financial institutions from the Society for Worldwide Interbank Financial Telecommunication (SWIFT) payment system. Additional potential sanctions and penalties have also been proposed and/or threatened. Russian military actions and the resulting sanctions could adversely affect the global economy and financial markets and lead to instability and lack of liquidity in capital markets, potentially making it more difficult for us to obtain additional funds. Any of the abovementioned factors could affect our business, prospects, financial condition, and operating results. The extent and duration of the military action, sanctions and resulting market disruptions are impossible to predict, but could be substantial.

In addition, economic and political instability in other regions, e.g., the Israel-Hamas conflict and the related instability in the Middle East, may result in unavoidable uncertainties that could negatively affect costs of business and cause volatility in exchange rates, commodity prices, inflation and interest rates. Such events could also impact worldwide political, regulatory, economic or market conditions, as well as causing instability in political institutions, regulatory agencies and financial markets, any of which could have a material adverse effect on our business, operating results, cash flows and financial position.

Any such disruptions may also magnify the impact of other risks described in this Annual Report on Form 20-F.

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

Phase 1 enabling studies have been completed and we have commenced a randomized, double-blind, placebo-controlled Phase 2 clinical trial with recruitment of patients underway. The global trial has received regulatory authorization to proceed in Australia,New Zealand, the United States of America,Italy, and the UK.

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

In 2019 and 2020, we invented next generation iron chaperones, a technology capable of redistributing excess iron in the central nervous system including for the treatment of Alzheimer’s disease and Parkinson’s disease. These compounds are the subject of composition of matter claims in patent families which either are filed in countries and regions that represent the commercially significant economies or are earmarked to be filed in those countries.

In 2021, we invented next generation zinc ionophores, a technology capable of modulating zinc for the treatment of various diseases such as cancer, neurological diseases and infectious diseases. These compounds are the subject of composition of matter claims in a patent family which is earmarked for filing in countries and regions that represent the commercially significant economies.

Our technology has progressed to create a diversified library of chemical compounds and we continue to strengthen our intellectual property portfolio with new patents generated by our discovery and research efforts. This may yield future product candidates across various neurodegenerative and other indications.

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2024, our capital expenditures have totalled A$102,180.

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

Our clinical development program is led by two Phase 2 clinical trials in Multiple System Atrophy, or MSA, a rare parkinsonian disorder with no approved treatments that address the underlying pathology of the disease. We are also conducting a Natural History Study in MSA and have a preclinical program in Parkinson’s disease.

We also have a robust discovery platform with over 1000 validated compounds from different chemical scaffolds in our chemical library.

Since 2009, our chemistry program is undertaken within laboratories leased from The University of Melbourne’s Bio21 Molecular Science and Biotechnology Institute, which is a multidisciplinary research center that specializes in medical, agricultural and environmental biotechnology. Accommodating more than 800 research scientists, students and industry participants, the Bio21 Institute is one of the largest biotechnology research centers in Australia.

Candidate product discovery and translational Biology Programs

Alterity’s intellectual property is considered “platform technology” based on our approach that a broad spectrum of neurodegenerative and age-related diseases can be addressed by targeting the interrelationship of metals and proteins. Historically, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Alzheimer’s disease, Huntington disease and Parkinsonian disorders. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the interaction between certain metals and proteins, and we believe that the platform technology may also be applicable for certain cancers, age-related macular degeneration, diabetes mellitus, cardiovascular disease and other neurodegenerative diseases.

To date, we have performed in vivo evaluations of our product candidates in a range of animal models of disease including parkinsonian disorders, Alzheimer’s disease, Huntington disease, and brain cancer.

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

During the fiscal year, we continued to strengthen our intellectual property portfolio with new patents that will be instrumental in supporting Alterity’s drug development portfolio. In August 2023, we announced the granting of a new Composition of Matter patent in Europe covering more than 150 novel compounds with pharmaceutical compositions that are designed to redistribute the excess iron implicated in neurodegenerative diseases. The patent secures broad protection over a new class of iron chaperone drug candidates for treating major neurodegenerative diseases.

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

Parkinsonism is a general term for slowed movement, stiffness and tremor, which occurs most commonly in idiopathic Parkinson’s disease and less frequently in other parkinsonian disorders such as MSA and Progressive Supranuclear Palsy (PSP), among others. These parkinsonian disorders have a limited response to available drugs for treating symptoms of Parkinson’s disease and prominent non-motor symptoms.

MSA is a rare, neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement. The symptoms reflect the progressive loss of function and death of different types of neurons and support cells in the brain and spinal cord. It is a rapidly progressive disease which causes profound disability. It is sporadic (not inherited) and typically presents in individuals between 50 and 60 years old. MSA is characterized by a variable combination of parkinsonism, autonomic instability that affects involuntary functions such as blood pressure maintenance and bowel/bladder control, and impaired balance and/or coordination that predisposes to falls. A pathological hallmark of MSA is the accumulation of the protein α-synuclein within glia, the support cells of the central nervous system, and neuron loss in multiple brain regions. According to the U.S. National Institutes of Health, MSA affects up to 50,000 individuals in the U.S., thus it is considered an Orphan Disease. While some of the symptoms of MSA can be treated with medications, currently there are no drugs that are able to slow disease progression and there is no cure.

Because early MSA is not well characterized, Alterity has been conducting a natural history study called “Biomarkers of progression in Multiple System Atrophy (bioMUSE)” to track the progression of patients with MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the U.S. under the direction of Daniel Claassen, MD, Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations. The study is ongoing and continues to provide vital information on early stage MSA patients, enabling the selection of biomarkers suitable for evaluation of target engagement and preliminary efficacy of drug candidates, and clinical data to characterize disease progression in patients that mirror those enrolling in Alterity’s ATH434-201 Phase 2 clinical trial. To date, the study has provided rich data for optimizing the design of Alterity’s clinical program. (see below)

Alterity’s lead candidate, ATH434, is a small molecule drug candidate designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. In this way, it has excellent potential to treat Parkinson’s disease as well as parkinsonian disorders such as MSA.

A comprehensive nonclinical program to evaluate ATH434’s profile to support clinical development is ongoing. ATH434 has also been profiled in mouse models of parkinsonian disorders, including MSA. In one animal model, ATH434 prevents α-synuclein aggregation and preserves neurons in the substantia nigra and decreased the number of glial cell inclusions in the brains of treated animals. Glial cell inclusions are the pathological hallmark of MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration. The pathologic benefits were associated with improved motor function in treated animals.

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

Parkinson’s Disease

Parkinson’s disease, a neurodegenerative disease of the aging population, causes a progressive slowing of movement, tremors and the loss of fine motor control due to the death of substantia nigra cells in the brain. These cells produce the neurotransmitter dopamine in the brain, which is required for normal motor control. Existing therapies, such as dopaminergic agents, may provide symptomatic relief, but do not address the underlying pathology of the disease.

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

During 2009 and 2010, our lead Parkinson’s disease treatment candidate emerged, ATH434 (described below and formerly known as PBT434), based on significant improvement in motor function and coordination in both models. Importantly, ATH434 demonstrated improved relevant indices when administered after toxins had destroyed significant amounts of substantia nigra nerve cells, indicating that the compound can preserve normal neuronal function. Mechanistic work during this period demonstrated that ATH434 reduced the aggregation of toxic α-synuclein species as well as markers of oxidative stress.

Since 2011, we have continually progressed our understanding of the mechanism of action of ATH434 and its potential to treat other movement disorders characterized by the aggregation of α-synuclein. Our non-clinical research and development activities in Parkinson’s disease were supported by a USD $206,000 grant from the New York-based Michael J. Fox Foundation entitled, ‘ATH434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials.’

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

In February 2021, the Michael J. Fox Foundation awarded Alterity a second grant, entitled “Pharmacologic Evaluation of ATH434 in a Hemiparkinsonian Nonhuman Primate Model for Dose Optimization in PD Clinical Trials” in the amount of USD $495,000. The goal of the study was to evaluate the pharmacologic profile of ATH434 for determining the optimal doses of ATH434 for future Parkinson’s disease clinical trials. The study was completed in late 2023.

In December 2023, we announced that promising new data on the effect of ATH434 in a Parkinson’s disease primate model was presented at the Future of Parkinson’s Disease Conference 2023. The poster, entitled, “Effects of ATH434, a Clinical-Phase Small Molecule with Moderate Affinity for Iron, in Hemiparkinsonian Macaques”, was presented in collaboration from Vanderbilt University Medical Center and the Florey Institute of Neuroscience in Melbourne. The presentation showed that ATH434 can reduce Parkinsonism in a higher order animal, the monkey, with symptoms that closely parallel human disease. ATH434 treatment improved motor performance and general function in monkeys with experimentally induced Parkinson’s disease. Importantly, these improvements were associated with reductions in abnormal iron in affected brain regions. These favorable parkinsonian outcomes observed in the ATH434-treated monkeys were also associated with increased levels of striatal synaptophysin, a protein marker that reflects functional connections between neurons, suggesting functional recovery of nerve endings in this critical motor pathway.

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

In March 2014, we announced the top line results of the 12-month Phase 2 Imaging trial in Alzheimer’s Disease (“IMAGINE” Trial). PBT2 did not meet its primary endpoint of a statistically significant reduction in the levels of beta-amyloid plaques in the brains of prodromal/mild Alzheimer’s disease patients, as measured using PiB-PET Standardized Uptake Value Ratio (SUVR). Whilst there was a reduction in the overall levels of the PiB PET signal in patients treated with PBT2, the results were confounded by an atypical reduction of levels of the PiB PET signal in the placebo group as well. No improvement was observed on the secondary endpoints of brain metabolic activity, cognition and function; however, there was a trend towards preserving hippocampal brain volume in the PBT2 group. PBT2 was shown to be safe and well tolerated over the 52 weeks. The adverse event profile was equivalent between placebo and treated groups. Forty of the 42 enrolled participants (95%) completed the 52-week treatment period.

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

Huntington disease

Huntington disease is a progressive, autosomal dominant neurodegenerative disorder of the central nervous system caused by a mutation in a gene which encodes the huntingtin protein. The disease results in physical, cognitive and behavioral impairments that lead to severe incapacitation and eventually death, generally 15-25 years after the onset of the disease. Huntington disease primarily affects adults, usually between the ages of 30 and 50.

US-based researchers presented the effects of clioquinol in an animal model of Huntington disease, showing evidence of improved behavior, motor skills and inhibition of the abnormal form of the Huntingtin protein. Based on these findings, several proprietary compounds were tested in collaboration with researchers based at the Veterans Affairs Medical Center and the Department of Neurology, University of California, San Francisco, under a collaborative research agreement. PBT2 has demonstrated efficacy in the R6/2 mouse model of Huntington disease.

In July 2008, we received the findings from a report commissioned by us from US-based clinical researchers on the suitability of PBT2 for Huntington disease. The report recommended that we proceed to clinical trials in Huntington disease research participants. In late 2012 we finalized the enrolment to a Phase 2 trial to test PBT2 in patients with Huntington disease over six months. The trial, known as “Reach2HD”, was undertaken under an U.S. IND application and was conducted in clinical sites across the United States and Australia. The primary objective of the study was achieved with PBT2 being demonstrated as safe and well tolerated in this first study of PBT2 in Huntington disease.

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

These toxicology findings limited the dose of PBT2 that could be used in future trials.

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

The clinical data were presented at the American Academy of Neurology Annual Meeting in May 2019. The presentation was based on an abstract entitled A phase 1 Study of ATH434, a Novel Small Molecule Inhibitor of α-synuclein Aggregation, in Adult and Older Adult Volunteers published in the journal Neurology. In September 2019, we presented a poster titled: A First in Human Study of ATH434, a Novel Small Molecule Inhibitor of α-Synuclein Aggregation at the 2019 International Congress of Parkinson’s Disease and Movement Disorders (MDS Congress) in Nice, France. The poster presented findings from the completed Phase 1 trial based on an abstract published in the journal Movement Disorders.

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

ATH-434-201 Phase 2 Clinical Trial

In July 2022, we commenced our first Phase 2 clinical trial of ATH434 in patients with early-stage MSA. The trial, known as ATH434-201, is a randomized, double-blind, placebo-controlled investigation that is exploring the effect of ATH434 treatment on imaging and protein biomarkers including excess iron which is an important contributor to MSA pathology. Clinical endpoints and activity data from wearable sensors will permit comprehensive assessment of ATH434 efficacy along with characterization of safety and pharmacokinetics. The study was expected to enroll approximately 60 adult patients with early-stage MSA to receive 12 months treatment with one of two dose levels of ATH434 or placebo. The results will provide an opportunity to detect changes in efficacy endpoints to optimize design of a definitive Phase 3 study.

In November 2023 we announced completion of enrollment in the ATH434-201 clinical trial. The study enrolled 77 adults with early-stage MSA.

In May 2024, we announced that an independent Data Monitoring Committee (DMC) completed its third prespecified review of unblinded clinical trial data from the ATH434-201 Phase 2 study. Consistent with the first two reviews, the DMC expressed no concerns about safety and recommended that the study continue as planned without modification. This recommendation is an important milestone as participants are able to safely tolerate ATH434 as their time on study increases.

The ATH434-201 trial is expected to be completed in November 2024 with topline data expected in January 2025. A presentation of the ATH434-201 trial was delivered at the American Academy of Neurology (AAN) in April 2024:

●	Title: “A Phase 2 Study of ATH434, a Novel Inhibitor of α-Synuclein Aggregation, for the Treatment of Multiple System Atrophy”

ATH-434-202 Phase 2 Clinical Trial

In May 2023, we initiated a second Phase 2 clinical trial entitled, “A Biomarker Study of ATH434 in Participants with MSA.” The Biomarker trial is a single arm open label study that will enroll up to 15 individuals with advanced MSA. ATH434-202 study participants will receive treatment with ATH434 for 12-months. The study will assess the effect of ATH434 treatment on neuroimaging and protein biomarkers to evaluate target engagement, in addition to clinical measures, safety, and pharmacokinetics. The selected biomarkers include brain iron which is an important contributor to MSA pathology and an appropriate target to demonstrate drug activity. The primary objective of this study is to evaluate the impact of 12 months treatment with ATH434 on brain iron by MRI (QSM/R2*) in a more advanced patient population than is being studied in Alterity’s randomized Phase 2 trial.

Subsequent to the end of the fiscal year, in July 2024, we reported positive interim data from the ATH434-202 trial in participants with advanced MSA. The interim analysis included clinical and biomarker data on 7 participants treated with ATH434 for 6 months and neuroimaging data on 3 participants who were treated for 12 months. After 6 months of treatment, 43% of participants showed improvement on the Unified MSA Rating Scale (UMSARS), indicating reduced disability on activities of daily living. Over the same period, 29% of participants had stable or improved neurological symptoms (clinical responders) as assessed by the global impression of change by both the treating physician and the patient. Importantly, the clinical responders on average had reduced accumulation of iron on MRI in the substantia nigra, putamen and globus pallidus and stable levels of Neurofilament Light Chain (NFL), a marker of axonal injury, when compared to participants who declined.

Topline data from the ATH434-202 trial is expected in the first half of 2025.

bioMUSE natural history study for individuals with MSA

Biomarkers of progression in Multiple system atrophy (bioMUSE) is a natural history study to track the progression of individuals with early MSA. The study is being conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in target patient populations. The goal of the bioMUSE observational study is to optimize patient selection and choose endpoints in the our Phase 2 clinical trials, and the data generated thus far have been invaluable in informing and reducing risk in these trials.

In May 2024, we hosted a webinar to discuss data from the bioMUSE Natural History Study. The study enrolled 21 individuals who were observed for 12 months to characterize early-stage MSA in terms of various biomarkers. In particular, the focus is on brain iron, brain volume, and the pathology in glial support cells. Utilizing novel MRI technology, Alterity’s partners at Vanderbilt have optimized specialized MRI methods, including machine learning (a form of artificial intelligence), to establish standardized methods to analyze brain iron and brain volumes with precision. Importantly, they developed a new, novel imaging biomarker to assess brain volume in MSA affected regions. The bioMUSE data showed a statistically significant increase in iron over 12 months in the substantia nigra, and statistically significant decreases in brain volume observed in affected regions at 12 months.

Key data from bioMUSE have been presented at major medical and scientific meetings listed below. The study continues to generate important scientific data validating our state-of-the-art approach to utilizing various biomarkers to improve the accuracy of diagnosing MSA. Advanced MRI methods employed in the study, referred to as quantitative susceptibility mapping (QSM), have allowed us to measure iron accumulation in multiple areas of the brain affected in MSA patients. Similarly, standardized methods have been established to analyze brain volumes with precision.

Findings to date indicate that advanced MRI methods for measuring iron may improve patient selection in clinical trials of disease modifying therapy and have potential to serve as a biomarker for assessing treatment induced changes. Analysis also demonstrated that wearable sensors can quantify motor impairment in individuals with MSA that is not captured by neurological examination. This means that wearable sensors can be used to assess disease progression in clinical trials.

●	April 2024 – American Academy of Neurology (AAN), Title: “Neurofilament Light Chain and Clinical Progression in Early Multiple System Atrophy”

●	November 2023 – American Autonomic Society (AAS) 34th International Symposium on the Autonomic Nervous System, Title: “Relationship between N-acetylaspartate and neurofilament light chain in multiple system atrophy”

●	August 2023 – International Congress of Parkinson’s Disease and Movement Disorders (MDS), Titles: “A multimodal approach for diagnosis of early Multiple System Atrophy”; “Preliminary evidence for evolution of myoinositol and N-acetylaspartate as biomarkers of disease severity in early-stage Multiple System Atrophy”

●	April 2023 - American Neurological Association, Title: “Wearable Sensors for Quantitative Motor Assessments in MSA”

●	November 2022 - American Autonomic Society, Title: “Urinary symptom profile in early Multiple System Atrophy”

●	October 2022 - American Neurological Association, Title: “Deep Learning Segmentation Improves Precision of Volume Assessment of Subcortical Structures in early MSA”

●	April 2022 - American Academy of Neurology, Title: “Iron Accumulation Correlates with Disease Severity in Patients with Multiple System Atrophy”

●	September 2021 - The International Parkinson and Movement Disorder Society Congress, Title: “Non-invasive imaging markers of iron accumulation in Multiple System Atrophy”

ATH434 Scientific Peer Validation

Scientific interest in ATH434 and validation of our approach to treating neurodegenerative diseases continue to grow, with data from the clinical trials and natural history study presented at global scientific and clinical conferences.

In November 2021, a poster was presented at the American Autonomic Society 32nd Annual International Symposium. The poster, entitled “Cardiovascular safety and pharmacokinetics of ATH434, a novel small molecule inhibitor of α-synuclein aggregation, in adults and older adults, described results from the our Phase 1 clinical trial conducted in healthy volunteers. In this trial, ATH434 was well tolerated in adult and ≥ 65- year-old volunteers and demonstrated no cardiac adverse event signal and no clinically significant changes in blood pressure or heart rate at any dose. ATH434 also demonstrated dose dependent pharmacokinetics (PK) after single and multiple oral doses and a half-life that supports twice-daily dosing

In April 2024, a poster was presented at the World Orphan Drug Congress, entitled “Biophysical Characteristics of ATH434, a Unique Iron-Targeting Drug for Treating Friedreich’s Ataxia”. The study evaluated the ability of ATH434 to target the toxic form of iron that drives the pathology of Friedreich’s Ataxia, a rare neurodegenerative disease that affects young children to young adults. The study also evaluated traditional iron chelators that are designed to bind iron and remove iron from the body. Conversely, an iron chaperone is designed to bind and redistribute iron within the body.

In November 2023, a poster was presented at the Society for Neuroscience, entitled: “Potent Antioxidant and Mitochondrial- protectant Effects of ATH434, a Novel Inhibitor of α-Synuclein Aggregation with Moderate Iron- binding Affinity”. The study presented new data indicating that ATH434 can preserve mitochondrial function after oxidative injury and exert direct anti-oxidant activity independent of its iron binding properties, features that were not observed with another iron binding agent approved for treating iron overload that was also investigated.

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

Patent Portfolio

Since June 30, 2023, we have continued to advance our patent portfolio that aligns with our development programs.

We previously reported the filing of a patent family claiming over 150 imidazo[l,5-a]pyridine compounds that modulate biological iron and are potentially useful for the treatment of neurological diseases such as Parkinson’s disease and Alzheimer’s disease. The patent was filed under the United States expedited review procedure, known as Track One, and we announced allowance of the United States application No. 16/818,641 on November 16, 2020 and its granting on July 1, 2021. In securing the patent grant, no prior art was cited against the application. A national phase application driving priority from PCT application, No. PCT/AU2020/050235 was filed in September 2021 in each of Europe, Japan, China, Canada, Australia and India. On August 23, 2023, a European Patent was granted, patent number 3938364.

We also previously reported that on June 18, 2020, we filed a provisional application to register a patent that claims an additional 80 novel compounds, also that modulate biological iron and also titled “Compounds for and Methods of Treating Diseases”. This application matured to a PCT application No. PCT/AU2021/050633 on June 18, 2021. Similar to the first mentioned patent application, contemporaneously with filing the PCT application on April 23, 2021, we also filed United States complete, application No. 17/239,375, under Track One. We announced allowance of the United States application on August 4, 2021, and in securing the allowance, no prior art was cited against the application. On October 26, 2021, the application was granted as US patent no. 11155547. The application is currently under examination in Europe. An application has been filed in Australia and awaits examination. The filed application is in the examination process in China, the European Patent Office, and Japan.

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

On September 24, 2023, we filed a provisional application in the USA to register a patent that claims a method of use ATH434 and related compounds in non-neurologic diseases. We intend to convert this to a nonprovisional in September 2024.

On July 12, 2024, we filed a provisional application No. 63/670299 to register a patent that claims a dosing method for use by ATH434 for the treatment of neurological disease supported by clinical data.

On July 31, 2024, we filed a provisional application with No. 2024902369 claiming 39 novel compounds potentially useful for the treatment of neurological and non-neurological diseases.

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 PCT/AU03/00914	Patent in the USA has been Granted.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline compounds class and their utility in the treatment of neurological conditions.

8-hydroxy and 8-mercapto quinazolinones Filed October 3, 2003 PCT/AU2003/001303	Expiry June 7, 2026	The Invention is directed towards Follow-up Scaffolds and their utility in the treatment of neurological conditions, Covers ATH434 composition of matter.

“Neurologically - Active Compounds” Filed: April 1, 2005 PCT/AU2005/000477	Patents have been Granted in Australia, the USA, Germany, Spain, France, Great Britain, and Italy.	The invention is directed to ‘F4’ quinazolinone chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds. It covers the ATH434 composition of matter.

“Quinazolinone compounds” Filed: December 24, 2008 PCT/AU2009/001701	Patents have been Granted in Australia , the USA, Germany, Spain, France, Great Britain, and Italy.	The invention is directed to 2,3 disubstituted quinazolinone compounds used in the treatment of Parkinson’s Disease.

“Method of treating immunoglobulin light chain amyloidosis” Filed: July 1, 2016 PCT/AU2017/050678	Patent in the USA and Japan has been Granted.	The invention is directed to the treatment of light chain amyloidosis with a known compound.

“Compounds for Methods of Treating Diseases” Filed: March 13, 2020 PCT/AU2020/050235	A US patent and an EP patent have been granted. National phase applications have been filed in Germany, Spain, France, Great Britain, and Italy. Examination processes are underway in Japan, and Australia.	The invention is directed to 150 novel compounds and their utility in the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: June 18, 2021 PCT/AU2021/050633	A US patent has been granted. An application has been filed in Australia and awaits examination. The filed application is in the exam process in China, EP, and Japan.	The invention is directed to 80 novel compounds and their utility in the treatment of neurodegenerative diseases

“Novel Therapy” Filed: September 22, 2023 PCT application No. 63/584,790	Provisional application filed in the US. Nonprovisional application to be filed in September 2024.	This invention is directed method of use of ATH434 and related compounds in non-neurologic diseases. Co-inventorship with personnel from State University of Buffalo in New York (USA).

“Novel Therapy” Filed: July 12, 2024 PCT application No. 63/670299	Provisional application filed in the US.	This invention is directed to clinical method of dosing of ATH434 in neurological disorders such as Multiple System Atrophy.

“Compounds for and Methods of Treating Disease” Filed: July 31, 2024 PCT application No. 2024902369	Provisional PCT application	This invention is directed to 39 novel compounds and their utility in the treatment of neurodegenerative diseases.

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

There are currently no approved drugs for the treatment of Multiple System Atrophy (MSA). If we are able to successfully develop ATH434 and gain approval for the treatment of MSA, we may compete with the following drug candidates which are in development:

●	Lu AF82422: This product is being developed by H. Lundbeck A/S. It is administered by injection and is thought to act by interfering with the extracellular spread of the α-synuclein protein. In January 2024, Lundbeck reported that their Phase 2 trial did not show statistical significance on its primary endpoint of slowing the rate of progression of MSA.

●	TAK-341/MEDI341: This product is being developed by Takeda in partnership with AstraZeneca. It is administered by injection and is thought to act by interfering with the extracellular spread of the α-synuclein protein. A Phase 2 study is being planned.

●	Ono-2808: Ono Pharmaceuticals is developing this S1P5 receptor agonist. It is an oral gent thought to act by promoting myelin synthesis. A Phase 2 clinical trial is ongoing.

●	AAV-GDNF: AskBio is developing this gene therapy. It is administered in spinal fluid and is thought to reduce abnormal protein accumulation. A Phase 1/2 study is ongoing.

●	TEV-56286(formerly/Anle138b): This product is being developed by Teva Pharmaceuticals. It is an oral agent and is thought to act as a non-specific inhibitor of protein aggregation. A Phase 2 trial is ongoing.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited, incorporated in the United States and the United Kingdom, respectively.

D.	Property, Plant and Equipment

Our executive offices are located at Level 14, 350 Collins Street, Melbourne, VIC 3000, Australia, where we occupy approximately 105 square meters. The lease for the facility, which expires on 31 May 2026 has an annual rent of A$54,727. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, United States of America, where we occupy approximately 911 square feet. The lease for the facility, which expires on May 31, 2024, and has been extended to May 31,2025 has an annual rent of U.S.$27,558. We also utilize a facility at 30 Flemington Rd, Parkville, VIC 3010, Australia, where we occupy approximately 44 square meters. The lease for the facility has been extended to 31 July,2025 and has an annual rent of A$16,157.

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

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing sources of cash funding until its research activities have become marketable. The Group has incurred recurring losses since inception including a net loss of $19,123,464 in the year ended 30 June 2024 (2023: $13,806,515) and a net operating cash outflow of $12,605,824 in the year ended 30 June 2024 (2023: $20,035,837). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The Group intends to raise new equity funding within six months of the financial year end to enable progression of its planned research and development programs, however there is uncertainty associated with its ability to successfully raise such funds in the time and amounts needed to meet its requirements.

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

As a result of these matters, there is a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements have been prepared assuming the Group will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include adjustments that would result if the Group were unable to continue as a going concern.

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

Results of Operations

Year ended June 30, 2024 compared to year ended June 30, 2023

Interest income

Interest income increased to A$268,419 for the year ended June 30, 2024 from A$16,436 for the year ended June 30, 2023, an increase of A$251,983, or 1,533.1%. The increase in interest income is primarily attributable to higher Australian dollar cash balances with higher interest rates during the current fiscal year.

Other Income

We have recognised a receivable and other income of A$4,019,285 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year ended June 30, 2024, on which we are entitled to a 43.5% refundable offset under an Australian R&D tax incentive scheme that was introduced on July 1, 2019.

For the year ended June 30, 2023, we recognised a receivable and other income of A$3,914,230 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year.

Research and development expenses

Our research and development expenses increased to A$18,644,047 for the year ended June 30, 2024 from A$13,198,583 for the year ended June 30, 2023, an increase of A$5,445,464 or 41.3%. The increase is attributable to certain research and development studies during the current year.

General and administrative expenses

General and administrative expenses decreased to A$4,762,643 for the year ended June 30, 2024 from A$5,056,571 for the year ended June 30, 2023, a decrease of A$293,928 or 5.8%. The decrease is mainly attributable to management’s efforts in reducing expenses and preserving cash.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased to A$214,304 for the year ended June 30, 2024 from A$285,067 for the year ended June 30, 2023, a decrease of A$70,763 or 24.8%. This decrease is mainly due to management’s efforts in reducing expenses and preserving cash.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$261,152 for the year ended June 30, 2024 compared to a foreign exchange gain of A$917,650 for the year ended June 30, 2023. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2024 and 2023 fiscal year, the Australian dollar depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2024 fiscal year, we incurred a foreign exchange gain of A$260,356 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$796 attributable to foreign currency transactions. In the 2023 fiscal year, we incurred a foreign exchange gain of A$914,942 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$2,708 attributable to foreign currency transactions.

For a comparison of our results of operations between year ended June 30, 2023 and year ended June 2022, see Item 5.A. “Results of Operations” of our annual report on Form 20-F as filed with the SEC on August 31, 2023.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

There were no new or amended standards adopted by the Group in the year ended June 30, 2024 that materially impacted the Group. These financial statements follow the same accounting policies as compared to the June 30, 2023 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

Australian Disclosure Requirements

Dividends

No dividends have been paid during the financial year (2024: nil). The Directors do not recommend the payment of a dividend in respect of the current financial year (2023: nil).

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the year.

Events since the end of the financial year

No other matters or circumstances have arisen since June 30, 2024 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

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

We are a development stage company, have had no sales income to date and as of June 30, 2024, our accumulated deficit totaled A$214,161,131. We had A$12,638,885 of cash and cash equivalents as of June 30, 2024, compared to A$15,773,783 as of June 30, 2023.

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

In November 2023, we received commitments for a capital raising of $4.8 million by means of a private placement. The private placement was conducted at 0.0035 per new share. For every new share issued, one free attaching short-dated option was issued.

In February 2024, we received commitments for a capital raising of $3.25 million by means of a Placement. The Placement was conducted at 0.0038 per new share. For every three new share issued, one free attaching listed option was issued.

In February 2024, we received commitments for a capital raising of $2 million by means of a Securities Purchase Plan. The number of securities issued to the SPP participants on 2 February 2024 following the scaleback and pursuant to ASX Listing Rule 7.1, and which are within the volumes approved by shareholders at the EGM, are:

●	571,428,556 SPP Shares at A$0.0035 (0.35 Australian cents) per SPP Share (ASX:ATH); and

●	571,428,556 unlisted Short-Dated Options (each with an exercise price of A$0.007, expiring on 31 August 2024) (ASX: ATHAAI); and

●	190,476,123 listed Long-Dated Options (each with an exercise price of A$0.01, expiring on 31 August 2026) (ASX: ATHO).

On February 15, 2024 we entered into a Sales Agreement, or the Sales Agreement, with JonesTrading Institutional Services LLC, or JonesTrading, under which we may issue and sell ADSs from time to time pursuant to a Prospectus Supplement through JonesTrading acting as agent. Subject to the terms and conditions of the Sales Agreement, JonesTrading will use its commercially reasonable efforts to sell the ADSs from time to time, based upon our instructions. JonesTrading is entitled to a commission at a fixed commission rate equal to 3.0% of the gross sales price per shares sold. Sales of the ADSs under the Sales Agreement may be made by any method permitted by law deemed to be an “at the market offering” as defined in Rule 415 of the Securities Act Regulations. On February 15, 2024, we filed a Prospectus Supplement relating to the offering of up to US$6,000,000 in ADSs with the SEC.

As of June 30, 2024, we had a total of 3,250 billion unlisted and listed unexercised options outstanding. The options have exercise prices ranging from A$0.02 to A$0.09. If all unlisted options were exercised, we would receive consideration of A$28.6 million in total.

From inception to June 30, 2024, our capital expenditures have totaled A$849,729, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research facility at The University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 20 years, with a net balance as of June 30, 2024 of A$32,154. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

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

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million will be entitled to a 43.5% refundable tax incentive. In the year ended June 30, 2024, we recorded A$4.0 million in other income with respect to funds we will receive in relation to the 2024 financial year under the research and development tax incentive scheme.

We have incurred recurring losses since inception, including operating losses of $19.1 million and $13.8 million for the years ended June 30, 2024 and 2023, respectively, and an operating cash outflow of $12.6 million and $20 million, respectively. We expect to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs, and as a result, this creates a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by the Public Company Accounting Oversight Board (“PCAOB”) standards) on our ability to continue as a going concern and therefore, that we may be unable to realize our assets and discharge our liabilities in the normal course of business. The consolidated financial statements have been prepared assuming that we will continue as a going concern, which contemplates the realization of its assets and the satisfaction of our liabilities in the normal course of business.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year ended June 30,
	2024	2023	2022
	(A$)
Net cash (used) in operating activities	(12,605,824)	(20,035,837)	(12,337,274)
Net cash used in investing activities	(5,722)	(36,461)	(89,147)
Net cash generated from financing activities	9,216,292	124,340	16,304,558
Net increase(decrease) in cash and cash equivalents	(3,395,254)	(19,947,958)	3,878,137
Cash and cash equivalents at beginning of period	15,773,783	34,806,799	28,115,516
Exchange rate adjustments on cash held in foreign currencies	260,356	914,942	2,813,146
Cash and cash equivalents at end of period	12,638,885	15,773,783	34,806,799

Net cash used in operating activities was A$12,605,824, A$20,035,837 and A$12,337,274 during the years ended June 30, 2024, 2023 and 2022, respectively. Our payments to suppliers and employees during the years ended June 30, 2024, 2023 and 2022 were A$21,393,136, A$19,943,617 and A$16,875,144, respectively. Our operating activity receipts for the years ended June 30, 2024, 2023 and 2022 of A$8,583,477, Nil and A$4,126,364 consisted of R&D tax incentive refunds. The A$1,449,519 increase in payments to suppliers and employees for the year ended June 30, 2024 when compared to the year ended June 30, 2023 reflects the increase in activity during the year due to conduct of the Phase 2 study of ATH434. During the years ended June 30, 2024, 2023 and 2022, our payments to suppliers and employees was offset in part by interest received of A$269,075, A$15,798 and A$2,755 respectively.

Net cash used in investing activities was A$5,722, A$36,461 and A$89,147 during the years ended June 30, 2024, 2023 and 2022, respectively. Cash flows used for investing activities was primarily attributable to payments for purchase of property and equipment for the years ended June 30, 2024, 2023 and 2022.

Net cash generated from financing activities was A$9,216,292, A$124,340 and A$16,304,558 for the years ended June 30, 2024, 2023 and 2022. Cash generated from financing activities in the year ended June 30, 2024, 2023 and 2022 related to proceeds from the issuance of shares amounting to A$10,144,682, A$316,675 and A$17,176,040 respectively.

An unrealized foreign exchange gain of A$260,356 was incurred for the year ended June 30, 2024 an unrealized foreign exchange gain of A$914,942 was incurred for the year ended June 30, 2023 and an unrealized foreign exchange gain of A$2,813,146 was incurred for the year ended 2022. In 2024, the Australian dollar depreciated against the U.S. dollar by 0.35%. In 2023, the Australian dollar depreciated against the U.S. dollar by 3.60%. In 2022, the Australian dollar depreciated against the U.S. dollar by 8.19%.

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

Clinical Trial Accruals

Clinical trial costs are charged to research and development expense as incurred. We accrue for expenses resulting from contracts with CROs, investigators and consultants, and under certain other agreements in connection with conducting clinical trials. The financial terms of these contracts are subject to negotiations, which vary from contract to contract and may result in payment flows that do not match the periods over which materials or services are provided. Our objective is to reflect the appropriate trial expense in the financial statements by matching the appropriate expenses with the period in which services and efforts are expended. In the event advance payments are made to a CRO, the payments will be recorded as a prepaid clinical trial expenses, which will be expensed as services are rendered.

The CRO contracts generally include pass-through fees including, but not limited to, regulatory expenses, investigator fees, travel costs and other miscellaneous costs, including shipping and printing fees. We estimate our clinical accruals based on reports from and discussion with clinical personnel and outside services providers as to the progress or state of completion of trials, or the services completed. We estimate accrued expenses as of each balance sheet date based on the facts and circumstances known at that time. Our clinical trial accrual is dependent, in part, upon the receipt of timely and accurate reporting from the CROs and other third-party vendors.

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% refundable tax offset will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2024 the Group has recorded an item in other income of A$4.0 million (2023: A$3.9 million, 2022: A$4.7 million) to recognize this amount which relates to this period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Geoffrey P. Kempler	69	Chairman of the Board of Directors
David A. Stamler	63	Chief Executive Officer
Lawrence B. Gozlan	45	Director
Peter A. Marks(1) (2)	68	Director
Brian D. Meltzer(1)(2)	70	Director
Kathryn Andrews (3)	57	Chief Financial Officer
Phillip Hains	64	Company Secretary and Chief Financial Officer

(1)	Member of the Audit Committee

(2)	Member of the Remuneration Committee and Share Plan Committee

(3)	Kathryn Andrews resigned 30 January 2024

Mr. Geoffrey Kempler has served as Chairman of our Board of Directors since November 1997; between November 1997 and August 2004 he served as our Chief Executive Officer and again assumed the position of Chief Executive Officer from June 2005 until January 2021. Mr. Kempler is one of the founders of our company.

Mr. Kempler qualified as psychologist with extensive experience in investment and business development. He served as a Chairman and Non-Executive Director of Opthea Limited (NASDAQ:OPT), from November 2015 until October 2020, is immediate past Chairman of Ausbiotech, Australia’s biotechnology organization, and is a member of the Industry Advisory Board at the Turner Institute of Brain and Mental Health at Monash University, and Chair of Hexima Ltd. Mr. Kempler holds a B.Sc degree in science from Monash University, Grad. Dip. App. Soc. Psych. degree from Swinburne University.

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

Mr. Lawrence Gozlan has served as a director of our Group since August 2011. Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high level expertise and to manage investments for high net worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is currently a Director of Opthea Limited, (NASDAQ:OPT). He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

Mr. Peter Marks has served as a director of our Group since July 2005. Peter has over 35 years’ experience in corporate advisory and investment banking. Over the course of his long career, he has specialised in capital raisings, IPOs, cross border, M&A transactions, corporate underwriting and venture capital transactions for companies in Australia, the United States and Israel. He has been involved in a broad range of transactions with a special focus in the life sciences, biotechnology, medical technology and high tech segments. Mr. Marks served as a director on the Board of Elsight Limited (ASX:ELS) between January 2020 and October 2021, on the Board of Nyrada Inc. (ASX:NYR) between January 2020 and August 2022, and currently serves on the Board of Noxopharm Limited (ASX:NOX) (appointed in March 2016) and EverGreen Lithium Limited (ASX:EG1) (appointed in January 2022). Mr. Marks has a MBA, Bachelor of Economics, Bachelor of Law, and Grad Dip in Commercial Law Experience and expertise.

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

Mr. Phillip Hains has served as Company Secretary for our Group since November 2014. Mr Hains was appointed as Chief Financial Officer in January 2024.Mr. Hains is a Chartered Accountant operating a specialist public practice, “The CFO Solution”, now part of “Acclime” Australia. The CFO Solution focuses on providing back office support, financial reporting and compliance systems for listed public companies. A specialist in the public company environment, Mr. Hains has served the needs of a number of company boards and their related committees. He has over 30 years’ experience in providing businesses with accounting, administration, compliance, and general management services.

There are no family relationships among our directors and senior executives.

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of the Group, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Director	Number of ordinary shares	Number of options over ordinary shares
Geoffrey Kempler	18,011,000	14,000,000
Lawrence Gozlan	—	7,000,000
Peter Marks	7,185,968	16,523,809
Brian Meltzer	7,469,523	16,523,809

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2024 and the number of meetings attended by each director were:

	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings
Director	A	B	A	B	A	B
Geoffrey Kempler	7	7	—	—	—	—
Lawrence Gozlan	7	7	—	—	—	—
Peter Marks	7	7	4	4	2	2
Brian Meltzer	7	7	4	4	2	2

A	=	Number of meetings held during the time the director held office or was a member of the committee.

B	=	Number of meetings attended

—	=	Not a member of the relevant committee

Board Diversity

The following matrix sets forth Board diversity information required by the Nasdaq’s rules for Alterity as a foreign private issuer

Board Diversity Matrix

Country of Principal Executive Offices:	Australia
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	4

	Female	Male	Non- Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	0	4
Part II: Demographic Background
Underrepresented Individual in Home Country Jurisdiction
LGBTQ+
Did Not Disclose Demographic Background		4

B.	Compensation

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

	2024	2023
	A$	A$
Base fees
Board – member (inclusive of Superannuation)	70,000	70,000
Board Chairman (exclusive of Superannuation)	100,000	100,000

Remuneration policy versus financial performance

The Group’s remuneration policy is not entirely based on our performance, but rather on industry practice.

The Group’s primary focus is research activities with a long-term objective of developing and commercializing our research and development results.

The tables below set out summary information about our earnings and movement in shareholder wealth for the five years to June 30, 2024:

	2024	2023	2022	2021	2020
	A$	A$	A$	A$	A$
Interest income	268,419	16,436	2,504	20,676	17,117
Total comprehensive loss for the year	(19,123,464)	(13,806,515)	(12,847,061)	(15,309,353)	(13,456,800)

No dividends have been paid for the five years to June 30, 2024.

	2024	2023	2022	2021	2020
	A$	A$	A$	A$	A$
ASX share price at start of the year	0.01	0.01	0.03	0.03	0.03
ASX share price at end of the year	0.01	0.01	0.01	0.03	0.02
Basic and diluted loss per share (cents)	(0.52)	(0.57)	(0.53)	(0.90)	(1.50)

We believe that our performance in terms of earnings will remain negative while we continue in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of our performance over the past 5 years. Due to the stage of the Company, remuneration has remained consistent over this period.

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

The following table sets forth all compensation we paid for the year ended June 30, 2024 with respect to each of our directors and executive officers during the 2024 fiscal year.

	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
2024	A$	A$	A$	A$	A$	A$	A$
Directors’ remuneration
Mr. Geoffrey Kempler (2)	269,000	-	11,000	-	-	-	280,000
Mr. Brian Meltzer	63,063	-	6,937	-	-	-	70,000
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan	70,000	-	-	-	-	-	70,000
	472,063	-	17,937	-	-	-	490,000

Other key management personnel
Dr. David Stamler (3)	716,615	166,063	-	(13,232)	-	552,622	1,422,068
Ms. Kathryn Andrews (1)	196,334	-	20,549	6,616	10,215	(32,567)	201,147
	912,949	166,063	20,549	6,616	10,215	520,055	1,623,215
Total	1,385,012	166,063	38,486	6,616	10,215	520,055	2,113,215

(1)	Ms. Kathryn Andrews resigned 30 January 2024 and served out her notice period accordingly. The unvested FY21 equity options for Kathryn Andrews were forfeited due to cessation of employment.

(2)	Includes $169,000 corporate advisory fees paid to an associate entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

(3)	Dr. David Stamler gets paid in US dollars.

The following table sets forth all compensation we paid for the year ended June 30, 2023 with respect to each of our directors and executive officers during the 2023 fiscal year.

	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
2023	A$	A$	A$	A$	A$	A$	A$
Directors’ remuneration
Mr. Geoffrey Kempler (2)	302,800	-	10,500	-	-	-	313,300
Mr. Brian Meltzer	63,348	-	6,652	-	-	-	70,000
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan	70,000	-	-	-	-	-	70,000
	506,148	-	17,152	-	-	-	523,300

Other key management personnel
Dr. David Stamler (1)(3)	731,381	194,570	-	-	-	724,047	1,649,998
Ms. Kathryn Andrews (1)	294,921	-	25,292	7,215	-	40,128	367,556
	1,026,302	194,570	25,292	7,215	-	764,175	2,017,554
Total	1,532,450	194,570	42,444	7,215	-	764,175	2,540,854

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.

(2)	Includes A$202,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

(3)	Includes A$194,570 performance bonus, in accordance with his employment contract based on the achievement of individual and corporate goals covering clinical, research and finance for the 2023 calendar year.

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

	Fixed remuneration		STI		LTI
	2024	2023	2024	2023	2024	2023
	%	%	%	%	%	%
Directors
Mr. Geoffrey Kempler	100	100	-	-	-	-
Mr. Brian Meltzer	100	100	-	-	-	-
Mr. Peter Marks	100	100	-	-	-	-
Mr. Lawrence Gozlan	100	100	-	-	-	-
Other key management personnel						-
Dr. David Stamler	49	44	12	12	39	44
Ms. Kathryn Andrews	100	89	-	-	-	11

Long-term incentive (“LTI”) related to remuneration were provided in the form of share-based payments.

Short-term incentives (“STI”) related to remuneration were provided in the form of cash bonus.

c)	Share-based compensation

We have an Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions. Due to our United States presence, a United States plan, and an Australian plan were also developed. At June 30, 2024, equity had been issued to four (4) Directors, one (1) Key Management Personnel, nine (9) employees and five (5) consultants under the 2004 ASX Plan and 2018 ADS Plan which is described on page 59.

The term and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in this reporting period are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Vested	Value per option at grant date
September 18, 2020	September 18, 2020	September 17, 2025	$0.09	Yes	$0.03
January 7, 2021	January 6, 2023 onwards	January 6, 2026	$0.03	Partially	$0.03
July 31, 2021	July 31, 2021	July 31, 2024	$0.07	Yes	$0.03
November 29, 2021	November 29, 2022 onwards	November 29, 2026	$0.02	Partially	$0.02
November 29, 2021	November 29, 2022 onwards	November 29, 2026	$0.04	Partially	$0.02
December 21, 2023	December 21, 2023	December 19, 2026	$0.01	Yes	$0.005
March 13, 2024	March 13, 2024 onwards	March 13, 2029	$0.004	Partially	$0.004
March 13, 2024	March 13, 2024 onwards	March 13, 2029	$0.005	Partially	$0.004
March 21, 2024	March 21, 2024 onwards	March 21, 2029	$0.003	Partially	$0.004

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

As of June 30, 2024, Dr. David Stamler was issued with 120,000,000 options over ordinary shares, there were no options over ordinary shares issued as remuneration to any other key management personnel of our Group during the current financial year (2023: nil).

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

Options and right holdings

The number of options over ordinary shares of our Group held during the financial year by each Director of Alterity Therapeutics Limited and other Key Management Personnel of our Group, including their personally related parties, are set out below:

Share Options of the Group	Balance July 1, 2023 No.	Granted as Remuneration No.	Options Expired No.	Other movements (2)	Balance June 30, 2024 No.	Total Vested and Exercisable June 30, 2024 No.	Total Unvested June 30, 2024 No.
Mr. Geoffrey Kempler	14,000,000	-	-	-	14,000,000	14,000,000	-
Mr. Lawrence Gozlan	7,000,000	-	-	-	7,000,000	7,000,000	-
Mr. Brian Meltzer	7,000,000	-	-	9,523,809	16,523,809	16,523,809	-
Mr. Peter Marks	7,000,000	-	-	9,523,809	16,523,809	16,523,809	-
Ms. Kathryn Andrews (1)	5,000,000	-	-	(5,000,000)	-	-	-
Dr. David Stamler	91,392,720	120,000,000	-	9,523,809	220,916,529	104,740,244	116,176,285
	131,392,720	120,000,000	-	23,571,427	274,964,147	158,787,867	116,176,285

All vested options are exercisable at the end of the year and there were 116,176,285 options unvested as of June 30, 2024.

(1)	Options held by Kathryn Andrews were forfeited upon resignation on 30 January, 2024.

(2)	Other movements include options acquired through participation in the placement.

Share Options of the Group	Balance July 1, 2022 No.	Granted as Remuneration No.	Options Expired No.	Other movements (1)	Balance June 30, 2023 No.	Total Vested and Exercisable June 30, 2023 No.	Total Unvested June 30, 2023 No.
Mr. Geoffrey Kempler	19,000,000	-	-	(5,000,000)	14,000,000	14,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	(1,250,000)	7,000,000	7,000,000	-
Mr. Brian Meltzer	8,250,000	-	-	(1,250,000)	7,000,000	7,000,000	-
Mr. Peter Marks	8,250,000	-	-	(1,250,000)	7,000,000	7,000,000	-
Ms. Kathryn Andrews	5,000,000	-	-	-	5,000,000	1,250,000	3,750,000
Dr. David Stamler	91,392,720	-	-	-	91,392,720	32,368,255	59,024,465
	140,142,720	-	-	(8,750,000)	131,392,720	68,618,255	62,774,465

(1)	Other movements represents expired options.

Shares provided on exercise of remuneration options

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended June 30, 2024 and June 30, 2023.

Shareholdings

The number of our ordinary shares held during the financial year by each Director of our Group and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

Fully Paid Ordinary Shares of the Group	Balance July 1, 2023 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No. (1)	Balance June 30, 2024 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	7,142,857	7,469,523
Mr. Peter Marks	43,111	-	-	7,142,857	7,185,968
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	3,555,000	-	-	7,142,857	10,697,857
	21,935,777	-	-	21,428,571	43,364,348

(1)	Net Change Other; include options acquired through participation in the placement.

Fully Paid Ordinary Shares of the Group	Balance July 1, 2022 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No.	Balance June 30, 2023 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler (1)	-	-	-	3,555,000	3,555,000
	18,380,777	-	-	3,555,000	21,935,777

(1)	On-market-purchase.

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

e)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at June 30, 2024:

Key management personnel	Duration	Notice Requirements	Termination
David Stamler	Until termination by either party. Signed 6 January 2021.	Each party will be required to provide 6 months’ notice of termination unless otherwise agreed to in writing.	Accrued entitlements including all unreimbursed business expenses Vested but unexercised options shall be exercisable within 30 days after the date of termination

Unvested options will terminate automatically without further notice

		For Good Reason, Dr. Stamler may terminate at any time upon written notice, with 6 months’ notice.	Payment of accrued salary, accrued but unused vacation pay and approved but unreimbursed expenses that are owed to date of termination Payment equivalent to 100% of current annualized salary

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

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is comprised solely of independent directors, within the meaning of the NASDAQ Stock Market Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our executive officers and to make recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADS option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADS option plans and any other employee benefit plans.

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

As of June 30, 2024, we had 10 employees. Of such employees, eight persons are employed in research and development and two persons in management and administration. Seven employees are located in Australia and three employees are located in the United States.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of September 26, 2024 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership(2)
Geoffrey P. Kempler (3)	32,011,000	0.57%
Kathryn J.E. Andrews (4)	-	-
David A. Stamler (5)	115,438,101	2.05%
Lawrence B. Gozlan (6)	7,000,000	0.12%
Peter A. Marks (7)	23,709,777	0.42%
Brian D. Meltzer (8)	23,993,332	0.43%
All directors and executive officers as a group (6 persons)	202,152,210	3.59%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 5,626,658,038 consisting of 5,245,658,038 ordinary shares and 381,542,720 options, issued and outstanding as of September 26, 2024.

3.	Includes options to purchase 14,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 156,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest, 600,000 ordinary shares are held of record by Sandhurst Trustees Ltd. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd., NRB Developments Pty Ltd. and Sandhurst Trustees Ltd.

4.	Kathryn Andrews resigned January 30,2024.

5.	Includes vested options to purchase 32,368,255 ordinary shares that are exercisable for A$0.03 each on or before January 6, 2026. Also includes 5,925 ADSs representing 3,555,000 ordinary shares. Includes 7,142,857 Shares and 9,523,809 options as part of the placements during the 2024 year as well as 120,000,000 options under the 2004 ASX Plan.

6.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025.

7.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. The 43,111 outstanding ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks. Includes 7,142,857 Shares and 9,523,809 options as part of the placements during the 2024 year.

8.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025. The 326,666 outstanding ordinary shares are held of record by BT Panorama Investment., a superannuation fund of Mr. Meltzer. Includes 7,142,857 Shares and 9,523,809 options as part of the placements during the 2024 year.

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

A summary of the status of the Stock Option Plans as of June 30, 2024, 2023 and 2022, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2024		2023		2022
	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)
Options outstanding at the beginning of the year	170,042,720	$0.05	184,692,720	$0.05	160,542,720	$0.09
Granted	217,000,000	$0.004	-	$-	45,150,000	$0.04
Exercised	-	$-	-	$-	-	$-
Expired/forfeited	(2,500,000)	$0.04	(13,150,000)	$0.11	(21,000,000)	$0.08
Lapsed	(2,500,000)	$0.04	(1,500,000)	$0.02	-	-
Options outstanding at the end of the year	381,542,720	$0.02	170,042,720	$0.05	184,692,720	$0.05
Options exercisable at the end of the year	195,708,100	$0.03	87,280,755	$0.06	60,150,000	$0.09

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

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Alterity Therapeutics Limited under options were as follows:

Date of expiry	Exercise price (A$)	Number under options
September 17, 2025	0.09	35,000,000
January 6, 2026	0.03	91,392,720
July 31, 2024	0.07	12,000,000
November 29, 2026	0.04	14,250,000
November 29, 2026	0.02	11,900,000
December 19, 2026	0.01	8,000,000
August 31, 2026	0.01	932,706,668
August 31, 2026	0.01	1,935,759,704
March 13, 2029	0.004	26,500,000
March 13, 2029	0.005	62,500,000
March 21, 2029	0.003	120,000,000
		3,250,009,092

Shares issued as a result of the exercise of options

During the year ended June 30, 2024 none of our ordinary shares were issued as a result of the exercise of options.

Since June 30, 2024, none of our ordinary shares were issued as a result of the exercise of options.

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

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 in relation to the audit for the year ended June 30, 2024 is included in Exhibit 15.2 of this annual report on Form 20-F.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Group’s 2024 Corporate Governance Statements can be found on its website at www.alteritytherapeutics.com.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Geoffrey Kempler
Geoffrey Kempler
Chairman
Melbourne

September 26, 2024

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no shareholders known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

Life Biosciences, LLC reported on Schedule 13/D filed on August 26, 2022, that it was the beneficial owner of 114,560,553 Ordinary Shares evidenced by 1,909,342 ADSs, representing approximately 4.7% of our outstanding Ordinary Shares.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of September 16, 2024, there were 5,552 holders of record of our ordinary shares, of which 25 record holders, holding approximately 41.89% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 41.1% of our ordinary shares.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$225,722, A$15,473,231, and A$29,361,393 cash held in U.S. dollars, which is our major foreign currency, as of June 30, 2024, 2023 and 2022, respectively. A hypothetical 13% adverse movement, based on average of highest and lowest exchange rate during the year, would reduce the cash balance at the end of each year by approximately A$19,995.

We conduct our activities in mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2024, the Australian dollar depreciated against the U.S. dollar by 0.35%. In the financial years 2023 and 2022, the Australian dollar depreciated by 3.6% and appreciated by 8.19% against the U.S. dollar, respectively. A hypothetical 13% adverse movement in the U.S. dollar would increase the cost of our foreign currency payables by approximately A$44,984.

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

Fees and Payments Made by the Depositary to the Company

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2024, we paid BNYM a total of U.S.$43,498 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2023, we paid BNYM a total of U.S.$18,066 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and 15d-15(e),  as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2024, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2024. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2024, our internal control over financial reporting is effective.

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

	Year Ended June 30,
Services Rendered	2024		2023
Audit and review of financial statements (1)	A$	248,200	A$	246,400
Other audit services	A$	95,500	A$	52,000

Total	A$	343,700	A$	298,400

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2024.

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

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS

Not applicable.

.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted a securities trading policy which outlines when directors, senior management and other employees may deal in our securities and procedures to reduce the risk of insider trading .A copy of the insider trading policy is attached as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an integral part of our risk management framework. Our approach aligns with industry standards, including the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF) , to effectively manage cybersecurity threats and incidents, including those related to third-party applications and services.

Our framework includes:

●	Assessing the severity of cybersecurity threats

●	Identifying the sources of cybersecurity threats

●	Implementing countermeasures and mitigation strategies

●	Reporting material cybersecurity threats and incidents to management

Processes for Assessing, Identifying, and Managing Material Risks from Cybersecurity Threats

(i)	Integration into Overall Risk Management:

Cybersecurity risk management is integrated into our broader risk management system. Regular risk assessments and business impact analyses are conducted to identify critical systems, applications, and data, as well as potential disruptions and their consequences. The Information Security Officer (ISO) conducts these assessments, which inform the development of contingency plans including redundancy, backup and recovery, alternate site operations, and data restoration.

(ii)	Engagement & Oversight of Third Parties:

We engage third-party assessors, consultants, and experts to strengthen our cybersecurity processes. For example, we utilize third-party services for continuous vulnerability scanning, perimeter testing, Dynamic Application Security Testing (DAST) , and penetration testing to identify and address potential security weaknesses in our systems. Additionally, we engage expert architects to help design and maintain secure cloud infrastructures.

Our third-party engagement and oversight process includes conducting thorough due diligence, performing vendor risk assessments, and maintaining continuous monitoring to ensure that service providers adhere to our security standards and comply with contractual obligations.

Material Effects of Cybersecurity Threats

In the past year, we did not encounter any cybersecurity threats that materially affected or are likely to materially affect our business strategy, results of operations, or financial condition. Nonetheless, we continuously enhance our cybersecurity posture to mitigate potential material impacts. Our risk management program outlines procedures for regular log reviews, incident detection, and remediation to ensure ongoing protection of our information systems.

Cybersecurity Governance

Board of Directors’ Oversight

Our Board of Directors plays a critical role in overseeing cybersecurity risks as part of its broader risk oversight responsibilities. The Information Security Officer (ISO) provides the board with updates on cybersecurity risks and incidents. Significant cybersecurity incidents are reported to the board to ensure appropriate and timely responses.

Management’s Role in Assessing and Managing Cybersecurity Risks

(i) Management Positions and Committees:

The ISO is responsible for developing and maintaining our cybersecurity and contingency plans, coordinating risk assessments, and managing incident responses. The ISO has extensive experience in building secure web applications for healthcare. In addition to the ISO, we engage consultants and DevOps engineers with relevant degrees and certifications to support our cybersecurity efforts. System Owners are responsible for identifying critical systems, assessing risks, and implementing appropriate security controls.

(ii) Processes for Information and Monitoring:

We have established comprehensive processes for continuous monitoring and information sharing. These include regular reviews of audit logs, system activity analysis, and the deployment of Security Information and Event Management (SIEM) tools for centralized monitoring. These processes facilitate the timely detection and response to potential security incidents.

(iii) Reporting to the Board:

The ISO regularly reports to executive management and the Board of Directors. These reports include findings from risk assessments, incident reports, and updates on the status of ongoing security initiatives, ensuring that the board is well-informed about our cybersecurity posture.

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

All press releases, financial reports and other information are available on our website: https://alteritytherapeutics.com/

ALTERITY THERAPEUTICS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alterity Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alterity Therapeutics Limited and its subsidiaries (the “Company”) as of June 30, 2024 and 2023, and the related consolidated statements of profit or loss and other comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended June 30, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2024 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalent International Financial Reporting Standards as issued by the Australian Accounting Standard Board.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred recurring losses since inception and net operating cash outflows and will need to raise additional capital to continue the development of its planned research and development programs, and has stated that these events or conditions indicate that there is a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by PCAOB standards) on the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

Research and development tax incentive receivable

As described in Notes 1, 2 and 5 to the consolidated financial statements, the Company’s research and development (“R&D”) tax incentive receivable was $4.0 million as of June 30, 2024, which was recorded as other income for the year ended June 30, 2024. Management assessed the Company’s R&D activities and related expenditures and applied significant judgement in determining which are eligible under the R&D tax incentive scheme, and then recorded the expected R&D tax incentive amount as a receivable in the consolidated statement of financial position and as other income in the consolidated statement of profit or loss and other comprehensive loss.

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

September 26, 2024

We have served as the Company’s auditor since 2006.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of share)

		June 30,
	Notes	2024	2023
Assets
Current Assets
Cash and cash equivalents		12,638,885	15,773,783
Trade and other receivables	5	4,041,675	8,665,704
Other current assets	6	2,356,300	2,609,286

Total Current Assets		19,036,860	27,048,773

Non-Current Assets
Property and equipment, net of accumulated depreciation of A$207,892 and A$181,681 respectively		32,154	61,776
Right-of-use assets net of accumulated depreciation of A$224,307 and A$278,245 respectively	13	154,729	207,087

Total Non-Current Assets		186,883	268,863

Total Assets		19,223,743	27,317,636

Liabilities
Current Liabilities
Trade and other payables	7	4,619,947	3,517,708
Provisions	8	530,699	729,202
Other current liabilities		100,000	-
Lease liabilities	13	107,131	107,177
Current tax liabilities		15,995	27,930

Total Current Liabilities		5,373,772	4,382,017

Non-Current Liabilities
Provisions	8	-	19,503
Lease liabilities	13	51,914	103,207

Total Non-Current Liabilities		51,914	122,710

Total Liabilities		5,425,686	4,504,727
Net Assets		13,798,057	22,812,909

Equity
Issued capital	10	223,152,985	213,971,323
2024: 5,245,115,318 fully paid ordinary shares
Nil options over fully paid ordinary shares
2023: 2,439,897,618 fully paid ordinary shares
Nil options over fully paid ordinary shares
Reserves	11	4,806,203	3,972,475
Accumulated deficit during the development stage	12	(214,161,131)	(195,130,889)
Total Equity		13,798,057	22,812,909

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in Australian dollars, except number of share and per share amounts)

		Years ended June 30,
	Notes	2024	2023	2022

Interest income	2	268,419	16,436	2,504
Other income	2	4,019,285	3,916,333	5,123,525
Intellectual property expenses		(214,304)	(285,067)	(364,665)
General and administration expenses	3	(4,762,643)	(5,056,571)	(5,513,915)
Research and development expenses	3	(18,644,047)	(13,198,583)	(14,745,776)
Other operating expenses		(5,238)	(29,404)	(1,156)
Other gains and losses	3	261,152	917,650	2,722,430)
Forfeited options from reserves		-	17,150	-

Loss before income tax expense		(19,077,376)	(13,702,056)	(12,777,053)

Income tax expense	4	(46,088)	(104,459)	(70,008)

Loss for the year		(19,123,464)	(13,806,515)	(12,847,061)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year		(19,123,464)	(13,806,515)	(12,847,061)

Loss per share (basic and diluted - cents per share)	18	(0.52)	(0.57)	(0.53)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		3,648,875,564	2,427,841,917	2,405,990,036

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2024	2023	2022
Cash Flows from Operating Activities
Payments to suppliers and employees		(21,393,136)	(19,943,617)	(16,875,144)
Interest received		269,075	15,798	2,755
R&D tax refund		8,583,477	-	4,126,364
Interest paid		(7,217)	(4,565)	(2,285)
Other grant received		-	-	454,120
Income tax paid		(58,023)	(103,453)	(43,084)

Net cash flows used in operating activities	14(a)	(12,605,824)	(20,035,837)	(12,337,274)

Cash Flows from Investing Activities
Payments for rental security deposits		-	(29,150)	-
Payments for purchase of plant and equipment		(5,722)	(7,311)	(89,147)

Net cash flows used in investing activities		(5,722)	(36,461)	(89,147)

Cash Flows from Financing Activities
Proceeds from issue of ordinary shares and other equity securities		10,144,682	316,675	17,176,040
Payment of share issue costs		(918,020)	(132,413)	(836,969)
Principal elements of lease payments		(10,370)	(59,922)	(34,513)

Net cash flows generated from financing activities		9,216,292	124,340	16,304,558

Net (decrease)/increase in cash and cash equivalents		(3,395,254)	(19,947,958)	3,878,137

Opening cash and cash equivalents brought forward		15,773,783	34,806,799	28,115,516
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		260,356	914,942	2,813,146
Closing cash and cash equivalents carried forward	14(b)	12,638,885	15,773,783	34,806,799

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2021		2,084,016,678	197,447,990	2,750,884	(169,728,414)	30,470,460
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	322,857,900	17,176,040	-	-	17,176,040
Non-cash issuance of options to directors and employees	11(b)	-	-	1,179,577	-	1,179,577
Non-cash issuance of options to consultants	11(b)	-	-	326,544	-	326,544
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(836,969)	-	-	(836,969)
Expired options		-	-	(240,310)	240,310	-
Forfeited options of vested options reversed to accumulated deficit		-	-	(450,777)	450,777	-
		322,857,900	16,339,071	815,034	691,087	17,845,192
Net loss		-	-	-	(12,847,061)	(12,847,061)
Total comprehensive loss for the year		-	-	-	(12,847,061)	(12,847,061)
Balance, June 30, 2022		2,406,874,578	213,787,061	3,565,918	(181,884,388)	35,468,591
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	33,023,040	316,675	-	-	316,675
Non-cash issuance of options to directors and employees	11(b)	-	-	983,721	-	983,721
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(132,413)	-	-	(132,413)
Expired options		-	-	(560,014)	560,014	-
Forfeited options reversed to profit or loss		-	-	(17,150)	-	(17,150)
		33,023,040	184,262	406,557	560,014	1,150,833
Net loss		-	-	-	(13,806,515)	(13,806,515)
Total comprehensive loss for the year		-	-	-	(13,806,515)	(13,806,515)
Balance, June 30, 2023		2,439,897,618	213,971,323	3,972,475	(195,130,889)	22,812,909
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	2,798,120,281	10,050,000			10,050,000
Non-cash issuance of options to directors and employees	11(b)			881,950		881,950
Contributions of equity/ Shares to be issued				45,000		45,000
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	7,097,419	49,020			49,682
Transaction costs from issuance of shares			(918,020)			(918,020)
Expired options
Forfeited options reversed to profit or loss				(93,222)	93,222	-
		2,805,217,700	9,181,662	833,728	93,222	10,108,612
Net loss					(19,123,464)	(19,123,464)
Total comprehensive loss for the year					(19,123,464)	(19,123,464)
Balance, June 30, 2024		5,245,115,318	223,152,985	4,806,203	(214,161,131)	13,798,057

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES

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

Financial Reporting Framework

The financial report of Alterity Therapeutics Limited for the year ended June 30, 2024 was authorized for issue on September 26, 2024.

Alterity Therapeutics Limited is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the Group comply with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (IASB) and Australian equivalent International Financial Reporting Standards, as issued by the Australian Accounting Standards Board.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2024 and the comparative information presented in these financial statements for the years ended June 30, 2023 and 2022.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% refundable tax offset will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2024 the Group has recorded an item in other income of A$4.0 million (2023: A$3.9 million, 2022: A$4.7 million) to recognize this amount which relates to this period.

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing sources of cash funding until its research activities have become marketable. The Group has incurred recurring losses since inception including a net loss of $19,123,464 in the year ended 30 June 2024 (2023: $13,806,515) and a net operating cash outflow of $12,605,824 in the year ended 30 June 2024 (2023: $20,035,837). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The Group intends to raise new equity funding within six months of the financial year end to enable progression of its planned research and development programs, however there is uncertainty associated with its ability to successfully raise such funds in the time and amounts needed to meet its requirements.

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

As a result of these matters, there is a material uncertainty that may cast significant doubt (or raise substantial doubt as contemplated by Public Company Accounting Oversight Board (“PCAOB”) standards) on the Group’s ability to continue as a going concern and, therefore, that it may be unable to realize its assets and discharge its liabilities in the normal course of business. These consolidated financial statements have been prepared assuming the Group will continue as a going concern which contemplates the continuity of operations, realization of assets and the satisfaction of liabilities in the ordinary course of business and do not include adjustments that would result if the Group were unable to continue as a going concern.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Material Accounting Policies

Accounting policies are selected and applied in a manner which ensures that the resulting financial information satisfies the concepts of relevance and reliability, thereby ensuring that the substance of the underlying transactions or other events is reported.

The following significant accounting policies have been adopted in the preparation and presentation of the financial report.

(a) Principles of Consolidation

The consolidated financial statements are prepared by combining the financial statements of all the entities that comprise the Group, being Alterity Therapeutics Limited and its subsidiaries as defined in Accounting Standard IFRS10 (AASB 10): Consolidated Financial Statements. Consistent accounting policies are employed in the preparation and presentation of the consolidated financial statements.

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

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

For trade receivables, the Group applies the simplified approach which requires expected lifetime losses to be recognised from initial recognition of the receivables, see note 5 for further details.

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

No impairment charges were incurred during the three years ended June 30, 2024, 2023 and 2022.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

As of June 30, 2024, 2023 and 2022, the Group had no capitalized research and development costs.

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

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

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

(v) New Accounting Standards and Interpretations

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board ‘IASB’ and ‘AASB’ that are mandatory for the current reporting period.

The adoption of these standards has not had any material impact on the disclosures or amounts reported in these financial statements.

In April 2024, IFRS 18, “Presentation and Disclosure in Financial Statements” was issued to achieve comparability of the financial performance of similar entities. The standard, which replaces IAS 1 “Presentation of Financial Statements”, impacts the presentation of primary financial statements and notes, including the statement of earnings where companies will be required to present separate categories of income and expense for operating, investing, and financing activities with prescribed subtotals for each new category. The standard will also require management-defined performance measures to be explained and included in a separate note within the consolidated financial statements. The standard is effective for annual reporting periods beginning on or after January 1, 2027, including interim financial statements, and requires retrospective application. The Group is currently assessing the impact of the new standard.

There were no other new accounting standards and interpretations not yet adopted by the Group for the June 30, 2024 reporting period that are expected to materially impact the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

2. INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2024	2023	2022
Interest income
Interest income	268,419	16,436	2,504
Total interest income	268,419	16,436	2,504

Other income
R&D Tax Incentive (1)	4,019,285	3,914,230	4,669,405
Other grant (2)	-	-	454,120
Miscellaneous Income	-	2,103	-
Total other income	4,019,285	3,916,333	5,123,525

Total interest and other income from continuing operations	4,287,704	3,932,769	5,126,029

(1)	A 43.5% R&D Tax incentive refundable tax offset, will be available to eligible small companies with an annual aggregate turnover of less than $20 million. For the years ended June 30, 2024, June 30, 2023 and June 30, 2022, the Group is eligible to receive the refundable tax offset, the management with input from an independent expert, has applied judgement when assessing activities and expenditures that are likely to be eligible under the incentive scheme and therefore recorded $4,019,285, $3,914,230 and $4,669,405 in other income, respectively.

(2)	Other grant relates to the receipt of grant funding awarded by Michael J. Fox Foundation for Parkinson’s Research during the year ended June 30, 2022.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

3. EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2024	2023	2022

Research and Development Expenses (1)
Employee expenses	2,456,230	2,720,345	2,517,516
Other research and development expenses	16,187,817	10,478,238	12,228,260

General and Administration Expenses
Depreciation on fixed assets	35,344	37,854	17,848
Depreciation on leased assets	112,185	64,409	36,366
Employee expenses (non R&D related)	515,803	926,314	705,541
Consultant and director expenses	321,000	320,500	390,896
Audit, internal control and other assurance expenses	241,828	238,728	220,798
Corporate compliance expenses	790,350	457,215	401,741
Insurance expenses	676,219	721,732	655,990
Office rental	(9,674)	68,634	79,329
Other administrative and office expenses	1,028,638	1,032,843	911,347
Share based payment expenses	881,950	966,571	1,506,122
Corporate advisory expenses	169,000	204,621	587,937

Other gains and losses
Foreign exchange (gain)/loss	(261,152)	(917,650)	(2,722,430)

(1)	Research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

4. INCOME TAX

	Years Ended June 30,
	2024	2023	2022

(a) Income tax expense:
Current tax	58,463	33,808	50,072
Adjustment for current tax of prior periods	(12,375)	70,651	19,936
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 25% (2023: 25%, 2022: 25%)	(4,769,344)	(3,446,718)	(3,194,263)
Effect of lower tax rates of tax on overseas income	(11,134)	(6,440)	(9,712)

Add tax effect of:
Under/(Over) provision of income tax in previous year relating to a revision of estimates	(12,375)	70,651	19,936
Research and development expenditure (net of tax incentive)	1,305,112	1,267,940	1,516,215
Other	377,405	413,976	529,075

Deferred tax asset not recognised	3,156,424	1,805,050	1,208,757
Income tax expense attributable to loss before income tax	46,088	104,459	70,008

(c) Potential deferred tax asset as of June 30, 2024, 2023 and 2022 in respect of: tax losses not brought to account is (1)(2):	47,758,242	44,056,899	41,204,149
Temporary differences	6,660,171	3,675,742	2,903,797

(1)	As of June 30, 2024, the Group had a potential tax benefit related to gross tax losses carried forward of $179,125,289 (2023: $164,311,376) and a non-refundable R&D tax offset of $3,703,478 (2023: $2,976,920).

(2)	Unused tax loss amounts are only attributable to the Group’s operations in Australia, as the subsidiary in the United States has no carryforward tax losses as of June 30, 2024. Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

5. TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2024	2023

Accrued interest income	157	656
R&D tax incentive receivable	4,019,286	8,583,635
Goods and services tax receivable	22,232	16,184
Accounts receivable	-	65,229
Total Trade and Other Receivables	4,041,675	8,665,704

R&D tax incentive receivable represents the amount of the financial year 2024 R&D tax incentive the Group expects to recover. For further details, see note 2.

6. OTHER CURRENT ASSETS

	Years Ended June 30,
	2024	2023

Prepayments	2,315,632	2,569,522
Other	40,668	39,764
Total	2,356,300	2,609,286

7. TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2024	2023

Trade creditors	581,137	1,716,135
Accrued research and development expenses	3,499,960	1,458,310
Accrued professional fees	234,899	222,126
Accrued corporate personnel expenses	166,063	-
Other accrued expenses	123,457	87,223
Other payables	14,431	33,914
Total	4,619,947	3,517,708

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

8. PROVISIONS

	Years Ended June 30,
	2024	2023

Current
Annual leave (1)	318,694	420,380
Long service leave (1)(2)	212,005	308,822

Total	530,699	729,202

Non-Current
Long service leave (2)	-	19,503

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2024	2023	2022
Annual leave
Carrying amount at start of year	420,380	371,877	273,876
Charged/(credited) to profit or loss -additional provisions recognised	179,923	272,502	242,532
Amounts used during the year	(280,618)	(232,747)	(158,968)
Change in foreign exchange	(991)	8,748	14,437)
Carrying amount at end of year	318,694	420,380	371,877

Long service leave
Carrying amount at start of year	328,325	298,143	273,260
Charged/(credited) to profit or loss -additional provisions recognised	30,308	30,182	25,210
Amounts used during the year	(146,628)	-	(327)
Carrying amount at end of year	212,005	328,325	298,143

TOTAL	530,699	748,705	670,020

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

	Years Ended June 30,
	2024	2023

Long service leave obligation expected to be settled after 12 months	-	19,503

9. COMMITMENTS AND CONTINGENCIES

R&D Tax Incentive

Contingent Asset

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10. ISSUED CAPITAL

		Years Ended June 30,
	Notes	2024	2023	2022

(a) Issued Capital
5,245,115,318 (2023: 2,439,897,618) fully paid ordinary shares	10(b)	223,152,985	213,971,323	213,787,061
Nil (2023: Nil) options for fully paid ordinary shares	10(c)	-	-	-

		223,152,985	213,971,323	213,787,061

(b) Movements in Issued Shares

	June 30,
	2024		2023		2022
	No. of shares	A$	No. of shares	A$	No. of shares	A$
Beginning of the year	2,439,897,618	213,971,323	2,406,874,578	213,787,061	2,084,016,678	197,447,990

Movement during the year	2,805,217,700	9,181,662	33,023,040	184,262	322,857,900	16,339,071

End of the year	5,245,115,318	223,152,985	2,439,897,618	213,971,323	2,406,874,578	213,787,061

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$
Year end June 30, 2021			1,046,658,646		36,744,236
July 2, 2021	Issue of shares under ATM Facility		322,857,900	0.053	17,176,040
June 30, 2022	Security issuance costs				(836,969)
Year end June 30, 2022			322,857,900		16,339,071
September 21, 2022	Issue of shares under ATM Facility		9,543,840	0.0135	128,842
March 15, 2023	Issue of shares under ATM Facility		23,479,200	0.0080	187,834
June 30, 2023	Security issuance costs				(132,413)
Year end June 30, 2023			33,023,040		184,263
November 29, 2023	Issue of shares under ATM Facility		362,462,762	0.0035	1,268,620
January 8, 2024	Issue of shares under ATM Facility		1,008,965,805	0.0035	3,531,380
February 2, 2024	Security issuance costs		571,428,556	0.0035	2,000,000
March 4, 2024	Issue of shares under ATM Facility		855,263,158	0.0038	3,250,000
April 22, 2024	Issue of shares under options exercised		7,097,419	0.0070	49,682
June 30, 2024	Security issuance costs		-		(918,020)
Year end June 30, 2024			2,805,217,700		9,181,662

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

11. RESERVES

(a) Share Based Payments

		Years Ended June 30,
	Notes	2024	2023	2022

3,250,009,092 (2023: 170,042,720 , 2022: 184,692,720) options for fully paid ordinary shares	11(c)	4,806,203	3,972,475	3,565,918

		4,806,203	3,972,475	3,565,918

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(b) Warrants/Free-attaching options

		Years Ended June 30,
	Notes	2024	2023	2022

2,875,563,791 free-attaching options (2023: 674,694,939 free-attaching options, 2022: 674,694,939) for fully paid ordinary shares (1)	11(c)	-	-	-

		-	-	-

1.	On November 24, 2020 as part of a two tranche placement to sophisticated and professional investors the Group issued a total of 674,694,939 free attaching warrants with an exercise price of A$0.07, expiring on November 23, 2023. These warrants were assessed to have immaterial value at the time of issue.

On January 8, 2024 a total of 457,142,830 free attaching options with an exercise price of A$0.01, expiring on August 31, 2026 were issued. On January 8, 2024 a total of 1,371,428,567 free attaching options with an exercise price of A$0.007, expiring on August 31, 2024 were issued.

On February 2, 2024 a total of 190,476,123 free attaching options with an exercise price of A$0.002, expiring on August 31, 2026 were issued.

On February 2, 2024 a total of 571,428,556 free attaching options with an exercise price of A$0.007, expiring on August 31, 2024 were issued.

On April 15, 2024 a total of 285,087,715 free attaching options with an exercise price of A$0.01, expiring on August 31, 2026 were issued.

(c)	Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2024		2023		2022
	Number of Options	(A$)	Number of Options	(A$)	Number of Options	(A$)
Beginning of the year	170,042,720	3,972,475	184,692,720	3,565,918	160,542,720	2,750,884
Options issued during the year	3,092,563,791	-	-	-	45,150,000	-
Expired during the year	-	-	(13,150,000)	(560,014)	(7,000,000)	(240,310)
Forfeited during the year	(5,500,000)	(93,222)	(1,500,000)	(17,150)	(14,000,000)	(450,777)
Shares to be issued	-	45,000
Share Based Payment expense	-	881,950	-	983,721	-	1,506,121
End of the year	3,250,009,092	4,806,203	170,042,720	3,972,475	184,692,720	3,565,918

Details of option grants are summarized as follows.

Year ended June 30, 2022:

●	On December 8, 2021, 13,900,000 options were issued to the Group’s employees and consultants based in the United States under the 2018 ADS Plan. The options are exercisable at A$0.0238 and expire on November 29, 2026. The fair value of the options is A$0.021 per option.

●	On December 8, 2021, 19,250,000 options were issued to the Group’s employees and consultants based in Australia under the 2004 ASX Plan. The options are exercisable at A$0.0375 and expire on November 29, 2026. The fair value of the options is A$0.021 per option.

●	On December 8, 2021, 12,000,000 options were issued to a consultant under the 2004 ASX Plan. The options are exercisable at A$0.07 and expire on July 31, 2024. The fair value of the options is A$0.027 per option.

●	On January 4, 2022, 14,000,000 options were forfeited upon resignation of two Non-Executive Directors.

●	On June 6, 2022, 7,000,000 options expired.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(c) Movements in Options for Fully Paid Ordinary Shares (continued)

Year ended June 30, 2023:

●	On December 14, 2022, 12,450,000 options expired.

●	On January 31, 2023, 700,000 options expired.

●	On April 3, 2023, 1,500,000 options were forfeited upon resignation of an employee.

Year ended June 30, 2024:

●	On September 11, 2023, 500,000 options were forfeited upon resignation of an employee.

●	On December 21, 2023, 8,000,000 options were issued to the Group’s employees based in Australia under the 2004 ASX Plan. The options are exercisable at A$0.0105 and expire on December 19, 2026. The fair value of the options is A$0.005 per option. On January 31, 2023, 700,000 options expired.

●	On January 08, 2024, 457,142,830 long dated options were issued as per the placement. The options are exercisable at A$0.01 and expire on August 31, 2026.

●	On January 08, 2024, 1,371,418,567 free attaching short - dated options were issued as per the placement. The options are exercisable at A$0.007 and expire on August 31, 2024.

●	On February 02, 2024, 190,476,123 long dated options were issued as per the securities placement plan. The options are exercisable at A$0.002 and expire on August 31, 2026.

●	On January 4, 2022, 14,000,000 options were forfeited upon resignation of two Non-Executive Directors.

●	On February 02, 2024, 571,428,556 short - dated options were issued as per the securities placement plan. The options are exercisable at A$0.007 and expire on August 31, 2024.

●	On April 15, 2024, 285,087,725 short – free attaching options were issued as per the securities placement plan. The options are exercisable at A$0.01 and expire on August 31, 2024

●	On April 22, 2024, 7,097,419 options were exercised.

●	On May 21, 2024, 5,000,000 options were forfeited upon resignation of an employee.

●	On June 27, 2024, 26,500,000 options were issued to the Group’s employees based under the 2004 ASX Plan. The options are exercisable at A$0.004 and expire on March 13, 2029. The fair value of the options is A$0.004 per option.

●	On June 27, 2024, 62,500,000 options were issued to the Group’s employees based under the Company’s 2018 American Depositary Share (ADS) Option Plan. The options are exercisable at US$0.0031 (A$0.0046) and expire on March 13, 2029. The fair value of the options is A$0.0037 per option.

●	On June 27, 2024, 120,000,000 options were issued to the Group’s key management personnel based under the Company’s 2018 American Depositary Share (ADS) Option Plan. The options are exercisable at US$0.003 (A$0.0044) and expire on March 21, 2029. The fair value of the options is A$0.0037 per option.

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

(e) Options and Warrants Issued after Reporting Date

No options were issued after reporting date.

12. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2024	2023	2022
Balance at beginning of year	195,130,889	181,884,388	169,728,414
Net loss for the year	19,123,464	13,806,515	12,847,061
Reclassify expired options from reserves	-	(560,014)	(240,310)
Reclassify forfeited options from reserves	(93,222)	-	(450,777)

Balance at end of year	214,161,131	195,130,889	181,884,388

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13. LEASES

(i)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	Years Ended June 30,
Right-of-use assets	2024	2023	2022
Right-of-use assets	154,729	207,087	115,971
Lease liabilities
Current	107,131	107,177	57,632
Non-current	51,914	103,207	59,857
	159,045	210,384	117,489

Additions to the right-of-use assets during the current financial year were $59,031 (2023: $152,817, 2022: $86,353).

(ii)	Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Years Ended June 30,
	2024	2023	2022
Depreciation of right-of-use assets	112,185	64,409	36,366
Interest expense	7,217	4,565	2,285
Expenses relating to short-term leases (included in general and administration expenses)	(9,674)	68,634	79,309
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	-	-	-

The total cash outflow for leases in 2024 was $7,913 (2023: $133,121, 2022: $116,107).

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

14. CASH FLOW INFORMATION

	Years Ended June 30,
	2024	2023	2022

(a) Reconciliation of Net Loss to Net Cash Flows Used In Operations
Net loss	(19,123,464)	(13,806,515)	(12,847,061)

Non-cash items
Depreciation of property and equipment	35,344	37,854	17,848
Depreciation on leased assets	112,185	64,409	36,366
Others	-	-	61
Share-based payment expenses	881,950	966,571	1,506,122
Foreign exchange (gain)/loss	(261,152)	(917,650)	(2,813,635)
Fixed Asset Write Off	-	10,232	-
Changes in assets and liabilities
(Increase)/Decrease in trade and other receivables	4,624,029	(3,940,343)	(447,684)
(Increase)/Decrease in other current assets	252,986	(968,207)	(516,176)
Increase/(Decrease) in trade and other payables	1,102,239	(1,560,873)	2,604,001
(Decrease) in other current liabilities	(11,935)	-	-
Increase/(Decrease) in provision for employee entitlements	(218,006)	78,685	122,884

Net cash flows used in operating activities	(12,605,824)	(20,035,837)	(12,337,274)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	12,638,885	15,773,783	34,806,799

Closing cash and cash equivalents balance	12,638,885	15,773,783	34,806,799

(c) Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2024, 2023 and 2022.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

15. EXPENDITURE COMMITMENTS

As of June 30, 2024, the Group no longer has short term leases contracted for but not capitalized in the financial statements. As of June 30, 2023, the Group no longer has short term leases contracted for but not capitalized in the financial statements.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2024, we had research and development termination commitments approximating A$3.4 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritise our research and development programs to reduce expenditures.

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

As of June 30, 2024, equity had been issued to 3 Directors, 1 Key Management Personnel, 7 employees and 4 consultants under the 2004 ASX Plan and 2018 ADS Plan.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan and 2018 ADS Plan as follows:

	Years Ended June 30,
	2024		2023		2022
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	170,042,720	0.047	184,692,720	0.05	160,542,720	0.09
Issued during the year	217,000,000	0.004	-	-	45,150,000	0.04
Exercised during the year	-	-	-	-	-	-
Expired during the year	-	-	(13,150,000)	0.11	(7,000,000)	0.07
Forfeited during the year	(5,500,000)	0.036	(1,500,000)	0.02	(14,000,000)	0.09

Outstanding at year end	381,542,720	0.022	170,042,720	0.05	184,692,720	0.05

Vested and Exercisable at year end	195,708,100	0.033	87,280,755	0.06	60,150,000	0.09

Options outstanding at the end of the year have the following expiry date and exercise prices:

Series	Grant Date	Expiry Date	Exercise Price	Share options	Share options
			$A	2024	2023
ATHAAB	September 18, 2020	September 17, 2025	0.09	35,000,000	35,000,000
ATHAAD	January 7, 2021	January 6, 2026	0.03	91,392,720	91,392,720
ATHAAE	November 29, 2021	November 29, 2026	0.04	14,250,000	19,250,000
ATHAAF	July 31, 2021	July 31, 2024	0.07	12,000,000	12,000,000
ATHAAG	November 21, 2021	November 29, 2026	0.02	11,900,000	12,400,000
ATHAAH	December 21, 2023	December 19, 2026	0.001	8,000,000	-
ATHAA	March 13, 2024	March 13, 2029	0.004	26,500,000	-
ATHAB	March 13, 2024	March 13, 2029	0.005	62,500,000	-
ATHAC	March 21, 2024	March 21, 2029	0.003	120,000,000
			Total	381,542,720	170,042,720

Weighted average remaining contractual life of options outstanding at end of period.	3.28 years	2.53 years

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Model inputs –

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

Series	Grant Date	Exercise Price per Share	Share Price at Grant Date	Expected Share Price Volatility	Years to Expiry	Dividend Yield	Risk-free Interest Rate	Fair Value per Options
		A$	A$					A$
ATHAAB	September 18,2020	0.09	0.05	98.00%	5.00	0%	0.43%	0.032
ATHAAD	January 7,2021	0.03	0.032	139.52%	5.00	0%	0.38%	0.028
ATHAAE	November 29, 2021	0.04	0.025	138.47%	5.00	0%	1.35%	0.021
ATHAAF	July 31, 2021	0.07	0.034	169.42%	5.00	0%	0.13%	0.027
ATHAAG	November 29, 2021	0.02	0.0238	138.47%	5.00	0%	1.35%	0.021
ATHAAH	December 21, 2023	0.01	0.0065	133.87%	3.00	0%	3.67%	0.005
ATHAA	March 13, 2024	0.004	0.004	158.31%	5.00	0%	3.47%	0.004
ATHAB	March 13, 2024	0.004	0.004	158.31%	5.00	0%	3.47%	0.004
ATHAC	March 21, 2024	0.003	0.004	158.83%	5.00	0%	3.48%	0.004

Information with respect to the number of shares issued under the stock option plan as follows:

	Years Ended June 30,
	2024	2023	2022
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Issued during the year	-	-	-

End of the financial year	13,277,715	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2024, 2023 and 2022.

17. SUBSEQUENT EVENTS

On 17 July 2024 Alterity Therapeutics announced positive interim data from the ATH434-202 phase 2 clinical trial. The interim analysis included clinical and biomarker data on participants treated with ATH434, as well as neuroimaging data.

As announced on 18 July 2024, the Group issued 75,220,800 shares at $0.0054 per share through the use of its “at market” (ATM) facility amounting to $406,192. This will fund working capital and progress its research and development activities.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

On 31 August 2024 1,935,759,704 free attaching options expired.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18. LOSS PER SHARE

	Years Ended June 30,
	2024	2023	2022

Basic and diluted loss per share (cents per share)	(0.52)	(0.57)	(0.53)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	3,648,875,564	2,427,841,917	2,405,990,036

The options and warrants in place do not have the effect of diluting the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share. Please refer to Note 11 and Note 16 for options and warrants on issue which were assessed to be antidilutive.

19. KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2024	2023	2022

Short-term employee benefits	1,537,843	1,727,020	1,641,015
Post-employment benefits	38,486	42,444	44,121
Long-term benefits	6,616	7,215	6,711
Termination benefits	10,215	-	-
Share-based payments	552,622	764,175	998,164
	2,145,782	2,540,854	2,690,011

20. AUDITORS’ REMUNERATION

	Years Ended June 30,
	2024	2023	2022

- Audit and review of financial statements (1)	248,200	246,400	216,400
- Other audit services (2)	95,500	52,000	-
	343,700	298,400	216,400

1.	Audit and review of financial statements consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client.
2.	Included in the balance are amounts related to additional regulatory filings during the 2023 financial years. All services provided are considered audit services for the purpose of SEC classification.

PricewaterhouseCoopers was appointed as the Group’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Group’s Auditors to be appointed at the Group’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Group’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2024, 2023 and 2022 financial years.

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

The Directors of Alterity during the year:

Mr. Geoffrey Kempler, Chairman

Mr. Brian Meltzer, Independent Non-Executive Director

Mr. Peter Marks, Independent Non-Executive Director

Mr. Lawrence Gozlan, Non-Executive Director

The Key Management Personnel of the Group during the year:

Dr. David Stamler	Chief Executive Officer
Ms. Kathryn Andrews	Chief Financial Officer – Resigned 30 January 2024

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b.	Key Management Personnel Remuneration (continued)

			Post-	Long Term
2024	Short Term Benefits		Employment Superannuation	Benefits Long-service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (2)	269,000	-	11,000	-	-	-	313,300
Mr. Brian Meltzer	63,348	-	6,937	-	-	-	70,000
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan	70,000	-	-	-	-	-	70,000
	472,063	-	17,937	-	-	-	490,000

Other key management personnel
Dr. David Stamler (3)	716,615	166,063	-	(13,232)	-	552,622	1,422,068
Ms. Kathryn Andrews (1)	196,334	-	20,549	6,616	10,215	(32,567)	201,147
	912,949	166,063	20,549	6,616	10,215	520,055	1,623,215
Total	1,385,012	166,063	38,486	6,616	10,215	520,055	2,113,215

(1)	Ms. Kathryn Andrews resigned 30 January 2024 and served out her notice period accordingly. The unvested FY21 equity options for Kathryn Andrews were forfeited due to cessation of employment.
(2)	Includes $169,000 corporate advisory fees paid to an associate entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)	Dr. David Stamler gets paid in US dollars.

2023	Short Term Benefits		Superannuation	Long-service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. GeoffreyKempler (2)	302,800	-	10,500	-	-	-	313,300
Mr. Brian Meltzer	63,348	-	6,652	-	-	-	70,000
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan	70,000	-	-	-	-	-	70,000
	506,148	-	17,152	-	-	-	523,300

Other key management personnel
Dr. David Stamler (1)	731,381	194,570	-	-	-	724,047	1,649,998
Ms. Kathryn Andrews (1)	294,921	-	25,292	7,215	-	40,128	367,556
	1,026,302	194,570	25,292	7,215	-	764,175	2,017,554
Total	1,532,450	194,570	42,444	7,215	-	764,175	2,540,854

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Includes A$202,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b.	Key Management Personnel Remuneration (continued)

			Post-	Long Term
2022	Short Term Benefits		Employment Superannuation	Benefits Long-service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
Directors’ remuneration	A$	A$	A$	A$	A$	A$	A$
Mr. Geoffrey Kempler (2)	377,800	-	10,000	-	-	-	387,800
Mr. Brian Meltzer	63,636	-	6,359	-	-	-	69,995
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan (3)	107,500	-	-	-	-	-	107,500
Dr. David Sinclair (4)	34,888	-	-	-	-	-	34,888
Mr. Tristan Edwards (4)	31,819	-	4,194	-	-	-	36,013
	685,643	-	20,553	-	-	-	706,196

Other key management personnel
Dr. David Stamler (1)	658,393	-	-	-	-	965,633	1,624,026
Ms. Kathryn Andrews (1)	296,979	-	23,568	6,711	-	32,531	359,789
	955,372	-	23,568	6,711	-	998,164	1,983,815
Total	1,641,015	-	44,121	6,711	-	998,164	2,690,011

(1)	Base Fee includes movements in the annual leave provision for Ms. Kathryn Andrews and Dr. David Stamler in accordance with their employment contracts.
(2)	Includes A$277,800 in corporate advisory fees paid to an associated entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)	Includes A$37,500 in corporate advisory fees paid to an associated entity of Mr. Lawrence Gozlan for corporate advisory services including seeking and advancing opportunities to expand the Group’s product pipeline and other sources of funding to commence and continue the Group’s clinical trials.
(4)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

b.	Key Management Personnel Remuneration (continued)

The following Senior Executives were under contract during the year ended June 30, 2024:

Key management personnel	Duration	Notice Requirements	Termination
Kathryn Andrews *Resigned January 30,2024	Until termination by either party. Signed November 11, 2014	Ms Andrews may terminate with 30 days’ notice, or	Accrued entitlements including all unreimbursed business expenses.

		Without Cause the Group may terminate with 30 days’ notice, or With Cause the Group may terminate without notice	Permitted to keep and/or exercise options that have vested at the time of termination.

David Stamler	Until termination by either party. Signed January 6, 2021.	Each party will be required to provide 6 months’ notice of termination unless otherwise agreed to in writing.

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

All options shall be canceled upon date of termination

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c.	Key Management Personnel Equity Holdings

	Balance July 1, 2023	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2024
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	7,142,857	7,469,523
Mr. Peter Marks	43,111	-	-	7,142,857	7,185,968
Ms. Kathryn Andrews (2)	-	-	-	-	-
Dr. David Stamler	3,555,000	-	-	7,142,857	10,697,857
	21,935,777	-	-	21,428,571	43,364,000

	Balance July 1, 2022	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2023
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	3,555,000	3,555,000
	18,380,777	-	-	3,555,000	21,935,777

	Balance July 1, 2021	Received as Remuneration	Received on Exercise of Options	Net Change Other	Balance June 30, 2022
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No.	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	-	326,666
Mr. Peter Marks	43,111	-	-	-	43,111
Dr. David Sinclair (1)	-	-	-	-	-
Mr. Tristan Edwards (1)	-	-	-	-	-
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	-	-	-	-	-
	18,380,777	-	-	-	18,380,777

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.
(2)	Kathryn Andrews resigned January 30,2024 David Sinclair and Tristan Edwards resigned on January 4, 2022.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

21. RELATED PARTY TRANSACTIONS (continued)

c	Key Management Personnel Equity Holdings (continued)

Share Options of the Group	Balance July 1, 2023 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2024 No.	Total Vested and Exercisable June 30, 2024 No.	Total Unvested June 30, 2024 No.
Mr. Geoffrey Kempler	14,000,000	-	-	-	-	-	-	14,000,000	14,000,000	-
Mr. Lawrence Gozlan	7,000,000	-	-	-	-	-	-	7,000,000	7,000,000	-
Mr. Brian Meltzer	7,000,000	-	-	-	-	9,523,809	-	16,523,809	16,523,809	-
Mr. Peter Marks	7,000,000	-	-	-	-	9,523,809	-	16,523,809	16,523,809	-
Ms. Kathryn Andrews(1)	5,000,000	-	-	-	(5,000,000)	-	-	-	-	-
Dr. David Stamler	91,392,720	120,000,000	-	-	-	9,523,809	-	220,916,529	104,740,244	116,176,285
	131,392,720	120,000,000	-	-	(5,000,000)	28,571,427	-	274,964,147	158,787,862	116,176,285

1)	Kathryn Andres resigned on January 30, 2024

Share Options of the Group	Balance July 1, 2022 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2023 No.	Total Vested and Exercisable June 30, 2023 No.	Total Unvested June 30, 2023 No.
Mr. Geoffrey Kempler	19,000,000	-	-	(5,000,000)	-	-	-	14,000,000	14,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	(1,250,000)	-	-	-	7,000,000	7,000,000	-
Mr. Brian Meltzer	8,250,000	-	-	(1,250,000)	-	-	-	7,000,000	7,000,000	-
Mr. Peter Marks	8,250,000	-	-	(1,250,000)	-	-	-	7,000,000	7,000,000	-
Ms. Kathryn Andrews	5,000,000	-	-	-	-	-	-	5,000,000	1,250,000	3,750,000
Dr. David Stamler	91,392,720	-	-	-	-	-	-	91,392,720	32,368,255	59,024,465
	140,142,720	-	-	(8,750,000)	-	-	-	131,392,720	68,618,255	62,774,465

Share Options of the Group	Balance July 1, 2021 No.	Granted as Remuneration No.	Options Exercised No.	Options Expired No.	Options Forfeited No.	Net Change Other	Options Vested During the year	Balance June 30, 2022 No.	Total Vested and Exercisable June 30, 2022 No.	Total Unvested June 30, 2022 No.
Mr. Geoffrey Kempler	19,000,000	-	-	-	-	-	-	19,000,000	19,000,000	-
Mr. Lawrence Gozlan	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Mr. Brian Meltzer	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Mr. Peter Marks	8,250,000	-	-	-	-	-	-	8,250,000	8,250,000	-
Dr. David Sinclair (1)	7,000,000	-	-	-	(7,000,000)	-	-	-	-	-
Mr. Tristan Edwards (1)	7,000,000	-	-	-	(7,000,000)	-	-	-	-	-
Ms. Kathryn Andrews	500,000	5,000,000	-	(500,000)	-	-	-	5,000,000	-	5,000,000
Dr. David Stamler	95,392,720	-	-	(4,000,000)	-	-	-	91,392,720	-	91,392,720
	153,642,720	5,000,000	-	(4,500,000)	(14,000,000)	-	-	140,142,720	43,750,000	96,392,720

(1)	David Sinclair and Tristan Edwards resigned on January 4, 2022.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2024	2023
	A$	A$
Cash and cash equivalents (USD)	225,722	15,473,231
Cash and cash equivalents (€EUR)	-	-
Cash and cash equivalents (£GBP)	-	-
Trade and other payables (USD)	(507,820)	(1,611,223)
Trade and other payables (€EUR)	-	-
Trade and other payables (£GBP)	(3,834)	(17,444)
Trade and other payables (JPY)	(2,992)	-
Total exposure	(288,924)	13,844,564

As shown in the table above, the Group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

Based on the financial instruments held as of June 30, 2023, had the Australian dollar weakened/strengthened by 0.35% (2023: 3.6%),(2022: 8.19%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been (A$1,000) lower/higher (2021: A$2,233,871 lower/higher).

(ii)	Interest Rate Risk

The Group’s exposure to interest rate risk, which is the risk that a financial instruments value will fluctuate as a result of changes in market interest rates and the effective weighted average interest rates on classes of financial assets and financial liabilities.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a)	Market Risk (continued)

The Group’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2024, the Group had the following cash accounts:

●	A$11,529,456 in an Australian dollar cash maximiser account at an interest rate of 2.7% as of June 30, 2024;

●	A$705,952 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2024;

●	A$182,048 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2024;

●	U.S.$138,388 (A$207,581) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2024;

●	U.S.$12,094 (A$18,141) in U.S. Airwallex accounts at an interest rate of 0.00% as of June 30, 2024

●	(A$4,293) in a Visa Credit card account at an interest rate of 0.00% as of June 30,2024.

At June 30, 2023, the Group had the following cash accounts:

●	A$27,457 in an Australian dollar cash maximiser account at an interest rate of 1.44% as of June 30, 2023;

●	A$61,518 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2023;

●	A$18,864 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2023;

●	U.S.$10,279,099 (A$15,473,231) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2023;

●	A$42,713 in a 90 days term deposit at a fixed interest rate of 3.85% which matures on August 28, 2023;

●	A$150,000 in a 90 days term deposit at a fixed interest rate of 3.85% which matures on September 2, 2023;

At June 30, 2022, the Group had the following cash accounts:

●	A$4,863,883 in an Australian dollar cash maximiser account at an interest rate of 0.29% as of June 30, 2022;

●	A$106,224 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2022;

●	A$281,415 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2022;

●	U.S.$20,233,747 (A$29,361,393) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2022;

●	A$42,713 in a 90 days term deposit at a fixed interest rate of 0.15% which matures on September 2, 2022;

●	A$150,000 in a 90 days term deposit at a fixed interest rate of 0.15% which matures on September 7, 2022;

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

The Group’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

June 30, 2024	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	11,529,456	(4,293)	-	1,113,722	12,638,885	2.463%
Trade and other receivables	-	-	-	4,041,675	4,041,675
Other current assets	-	30,091	-	10,577	40,668	3.515%

Total Financial Assets	11,529,456	25,798	-	5,165,974	16,721,228

Financial Liabilities
Trade and other payables	-	-	-	(4,619,947)	(4,619,947)
Lease liabilities	-	(107,131)	(51,914)	-	(159,045)
Other Current Liabilities				(100,000)	(100,000)

Total Financial Liabilities	-	(107,131)	(51,914)	(4,719,947)	(4,878,992)

June 30, 2023	Floating Interest Rate (A$)	Fixed Interest Maturing in (A$)		Non-Interest bearing (A$)	Total (A$)	Average Interest Rate
		1 year or less	1-5 years
Financial Assets
Cash and cash equivalents	27,457	192,713	-	15,553,613	15,773,783	0.050%
Trade and other receivables	-	-	-	8,665,704	8,665,704
Other current assets	-	29,150	-	-	-	4.4%

Total Financial Assets	27,457	192,713	-	24,219,317	24,439,487

Financial Liabilities
Trade and other payables	-	-	-	(3,517,708)	(3,517,708)
Lease liabilities	-	(107,177)	(103,207)	-	(210,384)

Total Financial Liabilities	-	(107,177)	(103,207)	(3,517,708)	(3,728,092)

(b)	Credit Risk

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

	Maturities of Financial Liabilities
2024	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(4,619,947)	-	-	(4,619,947)	(4,619,947)
Lease liabilities	(53,566)	(53,565)	(51,914)	(159,045)	(159,045)
Total	(4,673,513)	(53,565)	(51,914)	(4,778,992)	(4,778,992)

2023	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(3,517,708)	-	-	(3,517,708)	(3,517,708)
Lease liabilities	(53,589)	(53,588)	(103,207)	(210,384)	(210,384)
Total	(3,571,297)	(53,588)	(103,207)	(3,728,092)	(3,728,092)

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(d)	Capital Risk Management

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

24. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	June 30,
	2024	2023
Statement of financial position
Current Assets	19,018,719	27,048,773
Non-current Assets	147,018	229,103
Total assets	19,165,737	27,277,876

Current liabilities	(5,101,935)	(4,993,949)
Non-current liabilities	(1,151,157)	(122,710)
Total liabilities	(6,253,092)	(5,116,659)

Shareholders’ equity
Contributed equity	223,151,570	213,971,323
Reserves	4,806,203	3,972,475
Accumulated losses	(215,045,128)	(195,782,581)

Total equity	12,912,645	22,161,217

Statement of profit or loss and other comprehensive income
Loss for the year	(19,355,765)	(13,967,504)

Total comprehensive loss for the year	(19,355,765)	(13,967,504)

ALTERITY THERAPEUTICS LIMITED

ADDITIONAL AUSTRALIAN FINANCIAL REPORTING REQUIREMENTS

CONSOLIDATED ENTITY DISCLOSURE STATEMENT

Name of entity	Type of entity	Trustee, partner or JV	% of Share Capital	Place of Incorporation	Australian or foreign resident	Foreign jurisdiction of foreign residents
Alterity Therapeutics Limited	Body Corporate	-	100%	Australia	Australian	n/a
Alterity Therapeutics Inc	Body Corporate	-	100%	United States of America	United States of America	United States of America
Alterity Therapeutics UK Ltd	Body Corporate	-	100%	United Kingdom	United Kingdom	United Kingdom

Basis of preparation

This consolidated entity disclosure statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.

Determination of tax residency

Section 295 (3A)(vi) of the Corporation Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as there are different interpretations that could be adopted, and which could give rise to a different conclusion on residency. In determining tax residency, the consolidated entity has applied the following interpretations:

●	Australian tax residency. The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance in Tax Ruling TR 2018/5

●	Foreign tax residency. Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001).

Australian Disclosure Requirements

Directors’ Declaration

In the Directors’ opinion:

a)	the financial statements and notes set out on pages F-1 to F-48 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at June 30, 2024 and of its performance for the financial year ended on that date, and

b)	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

c)	the consolidated entity disclosure statement on page 79 is true and correct.

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

/s/ Geoffrey Kempler
Chairman
Melbourne

September 26, 2024

ITEM 19. EXHIBITS

Index to Exhibits.

Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

2.2	Certificate of Registration on Change of Name.	F-3	4.2	5/13/19

2.3*	Rights Attached to Ordinary Shares.

4.1	2018 American Depository Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.2	2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

4.3	Sales Agreement dated February 15, 2024 between Alterity Therapeutics Limited and JonesTrading Institutional Services LLC	6-K	1.1	02/15/2024

8.1*	List of Subsidiaries of the Registrant.

11.1*	Securities Trading Policy

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act of 1934, as amended

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

15.2*	Auditor’s independence declaration.

97.1*	Incentive-Based Compensation Recovery Policy Effective November 1, 2023

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Alterity Therapeutics Limited

By:	/s/ David A. Stamler
David A. Stamler
Chief Executive Officer

Dated September 26, 2024