Form 20-F
period 2025-06-30
ALTERITY THERAPEUTICS LTD
filed 2025-08-29
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2025

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

Ordinary Shares, as of June 30, 2025 9,127,370,686

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

Yes ☐ No ☒

This Annual Report on Form 20-F is incorporated by reference into our Registration Statements on Form S-8 (File Nos. 333-228671, 333-248980 and 333-251073) and our Registration Statements on Form F-3 (File No. 333-274816).

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

Risks Related to Our Financial Condition

●	We have a history of operating losses and will continue to incur losses whilst conducting clinical trials. However, we also have a history of successfully raising funds via equity capital raisings, and as a result, we have a strong cash position for the fiscal year ended June 30, 2025. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The Group successfully raised new equity funding during the 2025 financial year to enable progression of its planned research and development programs for at least the next 12 months.

●	We will still need additional funding to operate our business in the future; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders.

Risks Related to Our Business

●	We are a development stage company engaged in the development of pharmaceutical products and our success is uncertain.

●	We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials. The institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

●	We are faced with uncertainties related to our research.

●	Clinical trials as they relate to our business are expensive and time consuming and their outcome is uncertain.

●	We may experience delays in our clinical trials that could adversely affect our business and operations.

●	We may not be able to complete the development of our products candidates or develop other pharmaceutical products.

●	We may need to prioritise the development of our most promising candidates at the expense of the development of other products.

●	Our research and development efforts will be seriously jeopardised if we are unable to retain key personnel and cultivate key academic and scientific collaborations.

●	If we are unable to successfully keep pace with technological change or with the advances of our competitors, our technology and products may become obsolete or non-competitive.

●	Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will negatively impact our business and operations.

●	We have limited large scale manufacturing experience with our product candidates. Delays in manufacturing sufficient quantities of such materials to the required standards for non-clinical and clinical development may negatively impact our business and operations.

●	The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

●	If healthcare insurers and other organisations do not pay for our products, or impose limits on reimbursement, our future business may suffer.

●	We may be exposed to product liability claims, which could harm our business.

●	Breaches of network or information technology security, natural disasters or terrorist attacks could have an adverse effect on our business.

Risks Related to Government Regulation

●	If we do not obtain the necessary governmental approvals, we will be unable to develop or commercialise our pharmaceutical products.

●	We will not be able to commercialise any current or future product candidates if we fail to adequately demonstrate their safety and efficacy.

●	Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

●	Even if approved, any product candidates that we or our subsidiaries may develop and market may be later withdrawn from the market or subject to promotional limitations.

●	Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

●	We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act.

Risks Related to Intellectual Property

●	Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

●	We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

●	Intellectual property rights do not address all potential threats to our competitive advantage.

●	Changes in patent laws or patent jurisprudence could diminish the value of our patents, thereby impairing our ability to protect our products or product candidates.

●	Confidentiality agreements with employees and others may not adequately prevent disclosure of our trade secrets and protect our other proprietary information.

Risks Related to Our Compliance with the Sarbanes-Oxley Act of 2002

●	We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

●	Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Risks Related to Ownership of Our Securities

●	Our stock price may be volatile and the trading markets for our securities is limited.

●	Ownership interest in our company may be further diluted as a result of additional financings.

●	There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

●	We do not anticipate paying dividends on our ordinary shares.

●	Currency fluctuations may adversely affect the price of our securities.

●	If we fail to maintain compliance with NASDAQ’s continued listing requirements, our shares may be delisted from the NASDAQ Capital Market.

Risks Related to Our Location in Australia

●	It may be difficult to enforce a judgment in the United States against us and our officers and directors or to assert U.S. securities laws claims in Australia or serve process on our officers and directors.

●	As a foreign private issuer whose shares are listed on the NASDAQ Capital Market, we may follow certain home country corporate governance practices instead of certain NASDAQ requirements.

●	We currently do not have a majority of independent directors serving on our Board of Directors, which may afford less protection to our shareholders than if our Board of Directors had a majority of independent directors.

●	Australian takeovers laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

●	Our Constitution and other Australian laws and regulations applicable to us may adversely affect our ability to take actions that could be beneficial to our shareholders.

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

There may be a limited number of third parties who can manufacture our products. Our reliance on third parties to manufacture our product candidates will expose us and our partners to risks including the following, any of which could delay or prevent the commercialisation of our products, result in higher costs, or deprive us of potential product revenue:

●	Contract manufacturers can encounter difficulties in achieving the scale-up, optimisation, formulation, or volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with the U.S. Food & Drug Administration, or FDA, International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”), European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, record keeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of our product candidate materials for clinical study, leading to delays in our trials.

●	For each of our current product candidates we will initially rely on a limited number of contract manufacturers. Changing these or identifying future manufacturers may be difficult. Changing manufacturers requires re-validation of the manufacturing processes and procedures in accordance with FDA, ICH, European and other mandated GMP regulations and/or guidelines. Such re-validation may be costly and time-consuming. It may be difficult or impossible for us to quickly find replacement manufacturers on acceptable terms, if at all.

●	Our contract manufacturers may not perform as agreed or may not remain in the contract manufacturing business for the time required to produce, store and distribute our products successfully.

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

In the U.S. and some jurisdictions outside the U.S., there have been a number of legislative and regulatory changes and proposed changes regarding the healthcare system that could impact our business. Generally, there has been increasing legislative and enforcement interest in the U.S. with respect to drug pricing, including specialty drug pricing practices, in light of the rising cost of prescription drugs and biologics. Specifically, there have been U.S. Congressional inquiries and federal and state legislative activity designed to, among other things, bring more transparency to drug pricing, review the relationship between pricing and manufacturer patient programs, reduce the price of drugs under Medicare, and reform government program reimbursement methodologies for drugs and biologics. In addition, the concept of most-favored nation pricing has been raised that would seek to establish drug prices in the U.S. to the lowest level paid by comparable countries. Such policy action could cause us to amend, suspend or terminate the development of any or all of our product candidates if a viable commercial market did not exist, which could have a material adverse impact on our business and ability to operate.

If future legislation were to impose direct governmental price controls and access restrictions, it could have a significant adverse impact on our business and financial results. Managed care organizations, as well as Medicaid and other government authorities, continue to seek price discounts. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biologic product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, to encourage importation from other countries and bulk purchasing. Due to the volatility in the current economic and market dynamics, we are unable to predict the impact of any unforeseen or unknown legislative, regulatory, payor or policy actions, which may include cost containment and healthcare reform measures. Such policy actions could have a material adverse impact on our business and ability to operate.

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

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, “process”) personal data and other sensitive information including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials,and other sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g. Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. In the past few years, numerous U.S. states-including California, Virginia, Colorado, Connecticut, and Utah-have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt-out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”)(collectively, “GDPR”), Brazil’s General Data Protection Law (Lei Geral de Protecão de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), and China’s Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to 20 million Euros / 17.5 million pounds sterling, or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. China’s PIPL imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and imposes fines of up to RMB 50 million or 5% of the prior year’s total annual revenue of the violator. In Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various related provincial laws, as well as Canada’s Anti-Spam Legislation (“CASL”), may apply to our operations. We may be subject to new and emerging data privacy and security regimes, including Australia’s Privacy Act, China’s Personal Information Protection Law, Japan’s Act on the Protection of Personal Information, and Singapore’s Personal Data Protection Act.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR’s cross-border data transfer limitations.

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

In addition to data privacy and security laws, we are or may become contractually subject to industry standards adopted by industry groups. We are also bound by contractual obligations related to data privacy and security, and our efforts to comply with such obligations may not be successful. For example, certain data privacy laws, such as the GDPR and the CCPA, require covered businesses to impose specific contractual restrictions on their service providers. We publish privacy policies, marketing materials and other statements, such as compliance with certain certifications or self-regulatory principles, regarding data privacy and security. If these policies, materials or statements are found to be deficient, lacking in transparency, deceptive, unfair, or misrepresentative of our practices, we may be subject to investigation, enforcement actions by regulators or other adverse consequences.

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

Our ongoing research and development activities are, and the production and marketing of our pharmaceutical product candidates derived from such activities will be, subject to regulation by numerous international regulatory authorities. Prior to marketing, any therapeutic product developed must undergo rigorous pre-clinical testing and clinical trials and, to the extent that any of our pharmaceutical products under development are marketed abroad, by the relevant international regulatory authorities. For example, in Australia, principally the Therapeutics Goods Administration, or TGA; the FDA, in the United States; the Medicines and Healthcare products Regulatory Agency, or MHRA, in the United Kingdom; the Medical Products Agency, or MPA, in Sweden; and the European Medicines Agency, or EMA. These processes can take many years and require the expenditure of substantial resources. Governmental authorities may not grant regulatory approval due to matters arising from pre-clinical animal toxicology, safety pharmacology, drug formulation and purity, insufficient efficacy, clinical side effects or patient risk profiles, or medical contraindications.

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

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, former President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to health insurance coverage through Medicaid or the Affordable Care Act. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, which began on January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles.

More recently, on August 16, 2022, former President Biden signed into law the Inflation Reduction Act of 2022 (the “IRA”), which, among other provisions, included several measures intended to lower the cost of prescription drugs and related healthcare reforms. Specifically, the IRA authorizes and directs the Department of Health and Human Services (the “DHHS”) to set drug price caps for certain high-cost Medicare Part B and Part D qualified drugs, with the initial list of drugs announced on August 29, 2023, and the first year of maximum price applicability to begin in 2026. The IRA further authorizes the DHHS to penalize pharmaceutical manufacturers that increase the price of certain Medicare Part B and Part D drugs faster than the rate of inflation. Finally, the IRA creates significant changes to the Medicare Part D benefit design by capping Part D beneficiaries’ annual out-of-pocket spending at $2,000 beginning in 2025.

On April 15, 2025, the Trump Administration released an executive order entitled, “Lower Drug Prices by Once Again Putting Americans First,” which among other things, included multiple directives to various agencies aimed at lowering prescription drug prices. These directives included reports and proposals for new regulations related to reforming the IRA’s Medicare Drug Price Negotiation Program, reducing the prices of high-cost drugs, and enhancing price transparency. On May 12, 2025, President Trump issued an executive order implementing the concept of most-favored nation pricing. Under this order, DHHS, in coordination with other federal agencies, is directed to take actions to ensure that the price of prescription drugs paid by federal health insurers, including Medicare and Medicaid, is in line with the prices paid in comparable nations. Any reduction in reimbursement from Medicare, Medicaid, or other government programs may result in a similar reduction in payments from private payors. Further, on July 4, 2025, President Trump signed the One Big Beautiful Bill Act into law which, among other things, is expected to reduce funding to federal healthcare programs, imposes additional requirements to be eligible for healthcare, and clarifies exclusions for orphan drugs under IRA’s Drug Price Negotiation Program. Current and future legislative and regulatory changes to further reform healthcare or reduce healthcare costs may limit coverage of or lower reimbursement for healthcare products and treatments that could significantly impact pharmaceutical companies and the success of our product candidates. At the state level, legislatures have increasingly passed legislation and implemented regulations designed to control pharmaceutical and biological product pricing, including price or patient reimbursement constraints, discounts, restrictions on certain product access and marketing cost disclosure and transparency measures, and, in some cases, designed to encourage importation from other countries and bulk purchasing.

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have significant impact on industry participants. For example, in light of certain highly-publicised safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some which would require additional safety studies and monitoring and could make drug development more costly. The implementation of cost containment measures or other healthcare system reforms may prevent us from being able to generate revenue, attain profitability, or commercialise our products. Such reforms could have an adverse effect on anticipated revenues from product candidates we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and ability to develop product candidates. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and several results of operations.

Disruptions at the FDA and other government agencies caused by leadership changes, changes to regulatory approach, layoffs, funding shortages or global health concerns could negatively impact our business

The ability of the FDA to review proposed clinical trials or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, including executive and congressional priorities, the impacts of which are inherently fluid and unpredictable. Disruptions at the FDA and other agencies may slow the time necessary for new product candidates to be reviewed and/or approved, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. In addition, the current administration has proposed substantial reductions in force at various government agencies including the FDA, which could significantly reduce the FDA’s capacity to perform its functions in a manner consistent with its past practices and could delay reviews and negatively impact our business. There has been significant turnover and recent changes in senior leadership at the FDA and other government agencies including the division of the FDA that would oversee and review solutions like those we currently develop and plan to continue to develop. We believe these changes could result in changes in the FDA’s perception of the approvability of therapies, the perceived value of certain therapies or therapeutic modalities, which could create material challenges for our development efforts. At this time, there is significant uncertainty and risks associated with future FDA regulatory policies and actions that could have a material negative impact on our business. Any or all of these factors could cause us to amend, suspend or terminate the development of certain of our preclinical or clinical programs, which could have material adverse impacts on our business, our product candidates or our ability to continue operations.

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

Tariff policies and potential countermeasures could increase our costs and disrupt our global supply chain, which could negatively impact the results of our operations.

President Trump has increased, and has indicated his willingness to continue to increase, the use of tariffs by the U.S. to accomplish certain U.S. policy goals. Such tariffs and any countermeasures could increase the cost of raw materials and components necessary for our operations, disrupt our global supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the U.S.’s or other countries’ trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

The laws of some jurisdictions do not protect intellectual property rights to the same extent as the laws in the United States and the European Union, and many companies have encountered significant difficulties in protecting and defending such rights in such jurisdictions. If we or our collaboration partners encounter difficulties in protecting, or are otherwise precluded from effectively protecting, the intellectual property rights important for our business in such jurisdictions, the value of these rights may be diminished, and we may face additional competition from others in those jurisdictions.

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

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations and may not adequately permit us to maintain our competitive advantage. The following examples are illustrative:

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

The Sarbanes-Oxley Act of 2002 imposes certain duties on us and our executives and directors. To comply with this statute, we are required to document and test our internal control over financial reporting. Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002, governing internal control and procedures for financial reporting, have resulted in increased general and administrative expenses and a diversion of management time and attention, and we expect these efforts to require the continued commitment of significant resources. We may identify material weaknesses or significant deficiencies in our assessments of our internal control over financial reporting. Failure to maintain effective internal control over financial reporting, or conclusion that our disclosure controls and procedures are ineffective, could result in investigations or sanctions by regulatory authorities and could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

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

There is a substantial risk that we are a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC to some U.S. investors, and a controlled foreign corporation, or CFC to other U.S. investors. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and were classified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2025 for some U.S. investors. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs trade on the NASDAQ Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar weakened against the U.S. dollar. If the Australian dollar further weakens against the U.S. dollar, this may negatively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. If the Australian dollar strengthens against the U.S. dollar, the U.S. dollar price of the ordinary shares could increase, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged.

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

Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available in respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Australian courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Australia of judgments obtained in the United States, although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, upon being satisfied about all the relevant circumstances in which that judgment was obtained.

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

Our legal and commercial name is Alterity Therapeutics Limited (formerly Prana Biotechnology Limited). We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter. On April 8, 2019, we changed our name to Alterity Therapeutics Limited. Our registered and principal executive office is located at Level 14, 350 Collins Street, Melbourne, Victoria, 3000, Australia and our telephone number is +-61-3-9349-4906. Our website address is www.alteritytherapeutics.com. The information in our website is not incorporated by reference into this annual report.

Alterity’s mission from inception was to treat neurodegenerative diseases and its mission has remained focused on this class of diseases.

Alterity is developing first-in-class therapies to treat neurodegenerative diseases. Our lead drug candidate, ATH434, is designed to block the accumulation and aggregation of α-synuclein, a protein implicated in neurodegeneration. ATH434 has been shown preclinically to redistribute excess labile iron in the central nervous system (CNS), reduce α-synuclein aggregation and preserve neurons and support cells, to stabilize or improve function. In this way, it has potential to treat iron-mediated diseases including Parkinson’s disease as well as Multiple System Atrophy (MSA), a rare Parkinsonian disorder. ATH434 has been granted Fast Track designation by the US FDA in MSA. The Fast Track Designation is intended to facilitate and expedite the development and review of new drugs for serious conditions with unmet medical needs. The company has also been granted Orphan drug designation for ATH434 for the treatment of MSA by both the US FDA and European Commission. The exclusivity conferred by the Orphan drug designation is expected to persist beyond the term of the patents comprising the ATH434 global patent portfolio.

In MSA, two Phase 2 clinical trials have been completed with topline results reported in the randomized, double-blind, placebo-controlled Phase 2 study.

Our technology is the outcome of many years of intense research from leading scientists in neurodegenerative disorders and other diseases. Beginning with the discovery and patenting of our initial clinical drug candidate, PBT2, the company continued to apply its expertise to inventing and patenting novel molecules with potential to treat neurodegenerative diseases which resulted in ATH434.

In 2019 and 2020, we invented next generation iron chaperones, a technology designed to redistribute excess labile iron in the central nervous system including for the treatment of Parkinson’s disease and related disorders. These compounds are the subject of composition of matter claims in patent families which either are filed in countries and regions that represent the commercially significant economies or are earmarked to be filed in those countries.

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

Since inception, we have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. In the three fiscal years ended June 30, 2025, our capital expenditures have totalled A$13,033.

B.	Business Overview

Alterity’s Background

Our technology has been developed over an extended period and continues to develop through the collaborative efforts of highly regarded scientists, company employees as well as representatives of research institutions in this field.

Since completing our initial public offering and listing process of our ordinary shares on the ASX on March 28, 2000, we have concentrated our resources toward the pursuit of neurological diseases and creation of a chemical library of proprietary molecules. Currently, our research and clinical development efforts are primarily focused on Parkinson’s disease and related disorders where we are identifying and developing novel compounds that address the underlying pathology of these disorders by binding and redistributing excess labile iron, reducing alpha-synuclein (or α -synuclein) aggregation, and rescuing neurons in the brain.

Our clinical development program is led by two Phase 2 clinical trials in Multiple System Atrophy, or MSA, a rare Parkinsonian disorder with no approved treatments that address the underlying pathology of the disease. We have also conducted a Natural History Study in MSA and have a preclinical program in Parkinson’s disease.

In addition, we have a robust discovery platform with over 1000 validated compounds from different chemical scaffolds in our chemical library.

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

Candidate product discovery and translational Biology Programs

Alterity’s intellectual property is considered “platform technology” based on our approach that a broad spectrum of neurodegenerative and age-related diseases can be addressed by targeting the interrelationship of metals and proteins. Historically, the majority of our research efforts have been directed at research into potential therapeutics for the treatment of Parkinsonian disorders, Alzheimer’s disease, and Huntington disease. Published data together with our initial findings have provided strong indications that the pathology for other certain age-related and degenerative disorders may also be based on the interaction between certain metals and proteins, and we believe that the platform technology may also be applicable for certain cancers, age-related macular degeneration, diabetes mellitus, cardiovascular disease and other neurodegenerative diseases.

To date, we have performed in vivo evaluations of our product candidates in a range of animal models of disease including Parkinsonian disorders, Alzheimer’s disease, Huntington disease, and brain cancer.

Product candidates are selected from our chemical library on the basis of rational drug design. Product candidates are designed to fulfil very specific criteria such as oral bioavailability, ability to cross the blood-brain barrier, and demonstrate significant effectiveness in both nonclinical in vitro and in vivo testing.

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

Our chemical library currently includes more than 1000 novel compounds. Using SAR that has been developed over years of testing and validation by Alterity scientists, new compounds have been generated that retain functionality across diverse and novel chemical scaffolds.

New compounds from various scaffolds are synthesized and mechanistically profiled. These compounds are initially screened for activity in biological systems relevant to the candidate diseases of interest. New screens are investigated and assessed for their ability to intercede in the steps thought to underly the pathogenesis of target diseases. Such steps include pathologic protein aggregation and downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program may be progressed as back up compounds in Parkinson’s disease and/or new indications in neurodegeneration.

We continue to strengthen our intellectual property portfolio with new patents that will be instrumental in supporting Alterity’s drug development portfolio.

Our Target Neurodegenerative Diseases

Multiple System Atrophy

We believe that drug candidates in our library affect the aggregation of the proteins implicated in the pathology of neurodegenerative diseases including Parkinson’s disease and related movement disorders such as MSA.

Currently, we are primarily focusing on the treatment of Parkinsonian disorders, a group of neurodegenerative disorders which have parkinsonism as a feature.

Parkinsonism is a general term for slowed movement, stiffness and tremor, which occurs most commonly in Parkinson’s disease and also in less common Parkinsonian disorders such as MSA and dementia with Lewy bodies, among others. These Parkinsonian disorders have a limited response to available drugs for treating symptoms of Parkinson’s disease and prominent non-motor symptoms.

MSA is a rare, neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement. The symptoms reflect the progressive loss of function and death of different types of neurons in the brain and spinal cord. It is a rapidly progressive disease which causes profound disability. It is sporadic (not inherited) and typically presents in individuals between 50 and 60 years old. MSA is characterized by a variable combination of Parkinsonism, autonomic instability that affects involuntary functions such as blood pressure maintenance and bowel/bladder control, and impaired balance and/or coordination that predisposes to falls. A pathological hallmark of MSA is the accumulation of the protein α-synuclein within glia, the support cells of the central nervous system, and neuron loss in multiple brain regions. According to the U.S. National Institutes of Health, MSA affects up to 50,000 individuals in the U.S., thus it is considered an Orphan Disease. While some of the symptoms of MSA can be treated with medications, currently there are no drugs that are able to slow disease progression and there is no cure.

Because early MSA is not well characterized, Alterity conducted a natural history study called “Biomarkers of progression in Multiple System Atrophy (bioMUSE)” to track the progression of patients with MSA. The study was conducted in collaboration with Vanderbilt University Medical Center in the U.S. under the direction of Daniel Claassen, MD, Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations. The study provided vital information on early stage MSA patients, enabling the selection of biomarkers suitable for evaluation of target engagement and preliminary efficacy of drug candidates, and clinical data to characterize disease progression in patients that mirrored those enrolled in Alterity’s ATH434-201 Phase 2 clinical trial. To date, the study has provided rich data for optimizing the design of Alterity’s clinical program (see below).

Alterity’s lead candidate, ATH434, is a small molecule drug candidate designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown preclinically to reduce α-synuclein pathology and preserve nerve cells by restoring normal iron balance in the brain. In this way, it has potential to treat Parkinson’s disease and related disorders such as MSA.

A comprehensive nonclinical program to evaluate ATH434’s profile to support clinical development is ongoing. ATH434 has also been profiled in mouse models of Parkinsonian disorders, including MSA. In one animal model, ATH434 prevented α-synuclein aggregation and preserved neurons in the substantia nigra and decreased the number of glial cell inclusions in the brains of treated animals. Glial cell inclusions are the pathological hallmark of MSA and contain abundant aggregated α-synuclein that is associated with neurodegeneration. The benefits shown on pathological examination were associated with improved motor function in treated animals.

Nonclinical safety pharmacology and toxicology studies of ATH434 that have been reviewed by regulatory authorities support clinical administration at doses predicted to provide efficacy in MSA.

We successfully completed Phase 1 clinical studies with ATH434 demonstrating that it is well tolerated, orally bioavailable, and achieved brain levels comparable to efficacious levels in animal models of MSA. During FY 2025 we also successfully completed two Phase 2 clinical trials with ATH434 (see below). ATH434 has been granted Orphan designation by the FDA and the European Commission and has received a Fast Track designation from the FDA for the treatment of MSA.

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

During 2009 and 2010, our lead Parkinson’s disease treatment candidate emerged, ATH434 (described below), based on significant improvement in motor function and coordination in both models. Importantly, ATH434 demonstrated improved relevant indices when administered after toxins had destroyed significant amounts of substantia nigra nerve cells, indicating that the compound can preserve normal neuronal function. Mechanistic work during this period demonstrated that ATH434 reduced the aggregation of toxic α-synuclein species as well as markers of oxidative stress.

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

Multiple presentations have been delivered on ATH434 in Parkinson’s Disease:

In December 2023, we announced that promising new data on the effect of ATH434 in a Parkinson’s disease primate model was presented at the Future of Parkinson’s Disease Conference 2023. The poster, entitled, “Effects of ATH434, a Clinical-Phase Small Molecule with Moderate Affinity for Iron, in Hemiparkinsonian Macaques”, was presented in collaboration from Vanderbilt University Medical Center and the Florey Institute of Neuroscience in Melbourne. The presentation showed that ATH434 can reduce parkinsonism in a higher order animal, the monkey, with symptoms that closely parallel human disease. ATH434 treatment improved motor performance and general function in monkeys with experimentally induced Parkinson’s disease. Importantly, these improvements were associated with reductions in abnormal iron in affected brain regions. These favorable parkinsonian outcomes observed in the ATH434-treated monkeys were also associated with increased levels of striatal synaptophysin, a protein marker that reflects functional connections between neurons, suggesting functional recovery of nerve endings in this critical motor pathway. The data was also presented in September 2024 at the International Congress of Parkinson’s Disease and Movement Disorders (MDS), Title: “Effects of ATH434, a Clinical-Phase Small Molecule with Moderate Affinity for Iron, in Hemiparkinsonian Macaques”

In September 2022, the peer-reviewed journal, Neurotherapeutics, published data that demonstrated ATH434 was neuroprotective in a genetic model of Parkinson’s disease (PD). The publication, entitled “ATH434 Rescues Pre-motor Hyposmia in a Mouse Model of Parkinsonism” assessed the impact of ATH434 on motor and non-motor deficits in mice with genetically induced PD. Hyposmia, defined as reduced sensitivity to odor, is an early and common non-motor symptom of PD that precedes the typical motor symptoms by several years, occurring in approximately 90% of early-stage cases of PD. The study found that ATH434 prevented a loss of smell in the younger mice and rescued it in older mice. More importantly, the authors also demonstrated that ATH434 prevented the development of motor impairment in older animals, which was associated with a reduction in iron levels and preservation of neurons in the substantia nigra, the brain region affected in Parkinson’s. These data support other studies indicating that ATH434 has a beneficial effect on the motor and non-motor symptoms in animal models of PD.

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

Friedreich’s Ataxia

In April 2024, a poster was presented at the World Orphan Drug Congress, entitled “Biophysical Characteristics of ATH434, a Unique Iron-Targeting Drug for Treating Friedreich’s Ataxia”. The study evaluated the ability of ATH434 to target the toxic form of iron that drives the pathology of Friedreich’s Ataxia, a rare neurodegenerative disease that affects young children to young adults. The study also evaluated traditional iron chelators that are designed to bind iron and remove iron from the body. Conversely, an iron chaperone is designed to bind and redistribute iron within the body. The results confirmed that ATH434 has properties consistent with a chaperone. These studies were published in the peer-reviewed journal Metallomics entitled “ATH434, a promising iron-targeting compound for treating iron regulation disorders”.

Alzheimer’s disease

PBT2 was our product candidate for Alzheimer’s disease. The drug candidate is orally bioavailable and has been shown to cross the blood-brain barrier. While PBT2 was found to be well tolerated in Phase 1 and Phase 2a trials, a Phase 2 trial did not meet its primary endpoint and the program was ended.

In March 2023, we announced a sub-licensing agreement for PBT2 to Professor Colin Masters, M.D., A.O., to advance compounds for the treatment of Alzheimer’s and related diseases. Under the license agreement, Alterity granted the entire rights to the acyl hydrazone patent protecting novel zinc modulators mentioned above, as well as an exclusive worldwide license to develop and commercialize both the novel zinc modulators and PBT2 in Alzheimer’s disease. In exchange, Alterity is entitled to future royalties of net sales from the assets.

Huntington’s disease

PBT2 was also evaluated as a treatment for Huntington’s disease. Preclinically, PBT2 has demonstrated efficacy in the R6/2 mouse model of Huntington disease. In 2012 a Phase 2 trial to test PBT2 in patients with Huntington disease over six months was undertaken under an U.S. IND application and achieved its primary objective with PBT2 being demonstrated as safe and well tolerated. During 2015 and 2016, three new PBT2 Phase 1 trials were completed providing further safety, pharmacokinetic and pharmacodynamic information on PBT2. In 2015 we reported that the FDA had placed PBT2 on Partial Clinical Hold, based on toxicology findings that limited the dose of PBT2 that could be used in future trials.

Non-neurodegenerative applications

Antibiotic Resistance

In December 2020, Alterity acquired an exclusive world-wide license from UniQuest, the commercialisation company of The University of Queensland (UQ), for the development and commercialisation of novel zinc ionophore technology to combat antimicrobial resistance in superbugs. Under the license, Alterity has the rights to develop and commercialise therapies that re-sensitize bacteria to antibiotics. The licensed technology combines Alterity’s PBT2 and other zinc ionophores with commonly used antibiotics to treat infections caused by multidrug resistant bacteria. A published article in the high-impact journal Science Translational Medicine, showed that PBT2 could reverse antibiotic resistance to critical superbugs and demonstrate efficacy in an animal model of sepsis.

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

Alterity applied to the FDA for Orphan Drug designation for the proposed use of ATH434 for the treatment of MSA, and the designation was granted in January 2019. Orphan designation entitles Alterity to seven years of market exclusivity following approval for the use of ATH434 in the treatment of MSA and qualifies the sponsor of the drug for various development incentives of the Orphan Drug Act, including tax credits for qualified clinical testing. In May 2025, ATH434 was granted Fast Track designation by the US FDA in MSA based on trial data. The Fast Track Designation is intended to facilitate and expedite the development and review of new drugs for serious conditions with unmet medical needs.

In January 2020 it was announced that the European Commission, or EC, granted Orphan Drug designation to ATH434, which entitles Alterity to ten years of market exclusivity in the European Union, or EU, for the use of ATH434 in the treatment of MSA and other benefits including assistance in developing clinical protocols, reduced fees and access to EU-funded research grants.

ATH434-201 Phase 2 Clinical Trial

In July 2022, we commenced our first Phase 2 clinical trial of ATH434 in patients with MSA. The trial, known as ATH434-201, is a randomized, double-blind, placebo-controlled investigation that explored the effect of ATH434 treatment on clinical and biomarker endpoints. Activity in the outpatient setting was assessed with wearable movement sensors. The study was expected to enrol 60 adult patients with MSA to receive 12 months treatment with one of two dose levels (50 mg and 75 mg twice daily) of ATH434 or matching placebo.

In November 2023, we announced completion of enrollment in the ATH434-201 clinical trial. The study enrolled 77 adults with MSA.

In May 2024, we announced that an independent Data Monitoring Committee (DMC) completed its third prespecified review of unblinded clinical trial data from the ATH434-201 Phase 2 study. Consistent with the first two reviews, the DMC expressed no concerns about safety and recommended that the study continue as planned without modification. This recommendation is an important milestone as participants were able to safely tolerate ATH434 as their time on study increased.

In December 2024, we reported the completion of the ATH434-201 study as the last patient finished all clinical evaluations leading to the announcement of the topline results.

In January 2025, we announced topline results for the trial and have since published additional data supporting the positive results for ATH434 in the treatment of MSA. ATH434 demonstrated significant slowing of clinical progression and a favorable safety profile in MSA. The results show that ATH434’s targeting of labile iron may have a disease modifying effect. The fact that we achieved statistical significance on the key clinical endpoint, Modified Unified MSA Rating Scale Part 1 (UMSARS Part 1), is extremely meaningful because it assesses the functional areas affected in MSA and it is the endpoint needed to support drug approval by the FDA.

In May 2025, additional analyses evaluated the clinical analysis population (n=71) who had at least one post-baseline assessment of the key clinical endpoint, the modified UMSARS part I activities of daily living scale. On this endpoint, ATH434 demonstrated a clinically significant reduction in disease severity versus placebo, with a 48% relative treatment effect at the 50 mg dose (p=0.02) and a 30% relative treatment effect at the 75 mg dose at 52 weeks.

Additional efficacy assessments showed improvement consistent with the UMSARS I findings. The Clinical Global Impression of Severity Scale demonstrated improvement compared to placebo at both dose levels, with difference at 50 mg achieving nominal statistical significance (p=0.0088). On the Orthostatic Hypotension Symptom Assessment (a patient reported outcome), on average, placebo patients worsened by approximately 6 points over 52 weeks whereas both ATH434 treatment groups improved over the same period (p=0.08 at 50 mg, p=0.14 at 75 mg). Baseline differences in disease severity likely explain the different responses in 50 mg and 75 mg treatment groups.

Increased activity in the outpatient setting was observed at both dose levels as compared to placebo as measured by the wearable sensors utilized in the trial, with clinically meaningful improvements in step count, bouts of walking, total walking time, and total standing time. ATH434 was well tolerated with similar adverse event rates compared to placebo and no serious or severe adverse events attributed to ATH434. Regarding neuroimaging in 61 participants, ATH434 demonstrated target engagement by stabilizing or reducing iron accumulation at both dose levels compared to placebo in MSA affected brain regions. In addition, ATH434 demonstrated trends in reducing brain atrophy at both dose levels compared to placebo. Overall, the study results support continued advancement of ATH434 for the treatment of MSA.

Multiple presentations have been delivered on the ATH434-201 trial:

●	May 2025 – International MSA Congress, Title: “ATH434 Slowed Disease Progression in a Phase 2 Study in Multiple System Atrophy”

●	April 2025– American Academy of Neurology (AAN), Title: “Topline Data from a Randomized, Double Blind, Placebo Controlled Phase 2 Study of ATH434 in Multiple System Atrophy”

●	April 2025– American Academy of Neurology (AAN), Title: Association Between Wearable Sensor Data and Clinical Scores in Individuals with Early-stage Multiple System Atrophy”

●	April 2025 – MSA Research Symposium, Title: “A Randomized, Double Blind, Placebo Controlled Study of ATH434 in MSA”

●	September 2024 - International Congress of Parkinson’s Disease and Movement Disorders® (MDS), Title: “A Phase 2 Study of ATH434, a Novel Inhibitor of α-Synuclein Aggregation, for the Treatment of Multiple System Atrophy”

●	April 2024 – American Academy of Neurology (AAN), Title: “A Phase 2 Study of ATH434, a Novel Inhibitor of α-Synuclein Aggregation, for the Treatment of Multiple System Atrophy”

ATH434-202 Phase 2 Clinical Trial

In May 2023, we initiated a second Phase 2 clinical trial entitled, “A Biomarker Study of ATH434 in Participants with MSA”, known as ATH434-202. The Biomarker trial is a single arm open label study that will enroll up to 15 individuals with advanced MSA. ATH434-202 study participants received treatment with ATH434 for 12-months. The study was designed to assess the effect of ATH434 treatment on clinical and biomarker endpoints, safety, and pharmacokinetics. The selected biomarkers include brain iron which is an important contributor to MSA pathology. The primary objective of this study is to evaluate the impact of 12 months treatment with ATH434 on brain iron by MRI (QSM/R2*).

The 202 study gives us the opportunity to evaluate the effects of ATH434 treatment in an MSA population more advanced than individuals enrolled in the ATH434-201 study. Individuals with more advanced disease face severe challenges due to the stage of their illness. Data from this study will help Alterity guide the MSA development program given the differences between the open-label 202 study and the double-blind trial.

In July 2024, we reported positive interim data from the ATH434-202 trial in participants with advanced MSA. The interim analysis included clinical and biomarker data on 7 participants treated with ATH434 for 6 months and neuroimaging data on 3 participants who were treated for 12 months. After 6 months of treatment, 43% of participants showed improvement on the UMSARS, indicating reduced disability on activities of daily living. Over the same period, 29% of participants had stable or improved neurological symptoms (clinical responders) as assessed by the global impression of change by both the treating physician and the patient. The clinical responders on average had reduced accumulation of iron on MRI in the substantia nigra, putamen and globus pallidus and stable levels of Neurofilament Light Chain (NFL), a marker of axonal injury, when compared to participants who declined.

In September 2024, we presented positive interim data from the ATH434-202 trial as both a late-breaking oral presentation and poster session entitled “Preliminary Efficacy and Safety of ATH434 in Multiple System Atrophy” at the MDS meeting.

In March 2025, we announced that the last patient in the ATH434-202 Phase 2 trial completed the study. Subsequent to the end of the period, in July 2025, we reported positive topline data that showed ATH434 conferred a clinical benefit on areas of impairment in MSA and stabilized key biomarkers that underpin the pathology of the disease. Based on the observed clinical and neuroimaging data, ATH434 improved overall neurological symptoms and slowed disease progression compared to historical data.

Over the 12-month treatment period, disease progression as assessed with UMSARS I was reduced by approximately half as compared to historical controls. The mean (SD) UMSARS scores increased from baseline to 12 months by 3.5 (4.7) points. These study data compare favorably to historical data in a similar MSA population, where an increase (worsening) of 6.5 (6.0) points over 12 months was observed. 43% (3/7) of participants who completed the study had stable UMSARS scores. In addition, 30% of participants reported stable neurological symptoms over the course of the study. On the important symptom of orthostatic hypotension, ATH434 on average stabilized low blood pressure symptoms in study participants.

Biomarker endpoints were used to evaluate potential drug effect and target engagement. Neuroimaging outcomes indicate that ATH434 slowed brain atrophy in MSA affected areas, as measured by the MSA Atrophy Index (MSA-AI), when compared to placebo-treated participants in Study 201. Moreover, the effects on brain volume were comparable to those observed in participants in the 75 mg dose group in Study 201. In addition, ATH434 led to lower iron accumulation in the putamen and globus pallidus as compared to placebo treated patients in Study 201, providing further evidence of target engagement.

ATH434 was well tolerated with no serious adverse events related to ATH434 reported, and most adverse events were mild to moderate in severity.

Importantly, the aggregate data indicates that ATH434 has similar clinical efficacy in this advanced MSA population as was observed in the earlier stage patients in Study ATH434-201. These outcomes are potentially promising as stabilization of MSA symptoms is unexpected in this patient population.

bioMUSE natural history study for individuals with MSA

Biomarkers of progression in Multiple system atrophy (bioMUSE) is a natural history study to track the progression of individuals with early MSA. The study was conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in target patient populations. The goal of the bioMUSE observational study was to optimize patient selection and choose endpoints in our Phase 2 clinical trials, and the data generated was invaluable in informing and reducing risk in these trials.

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

Multiple publications and presentations have been delivered on the bioMUSE natural history study:

●	July 2025 – Annals of Clinical and Translational Neurology, Title: “The MSA Atrophy Index (MSA-AI): An Imaging Marker for Diagnosis and Clinical Progression in Multiple System Atrophy

●	May 2025 – International MSA Congress, Title: “MSA Atrophy Index (MSA-AI): A Quantitative Imaging Marker for Diagnosis and Monitoring of Multiple System Atrophy”

●	May 2025 – International MSA Congress, Title: “Cutaneous Phosphorylated Alpha-Synuclein Deposition Informs Autonomic Function in Individuals with Early-Stage Multiple System Atrophy”

●	November 2024 - International Symposium on the Autonomic Nervous System, Title: “The MSA Atrophy Index: A Marker of Clinical Progression in Multiple System Atrophy”

●	September 2024 - International Congress of Parkinson’s Disease and Movement Disorders (MDS), Title: “Association Between Clinical Progression in Multiple System Atrophy and Brain Volume Changes Evaluated via Deep Learning Segmentation”

●	April 2024 – American Academy of Neurology (AAN), Title: “Neurofilament Light Chain and Clinical Progression in Early Multiple System Atrophy”

●	November 2023 – American Autonomic Society (AAS) 34th International Symposium on the Autonomic Nervous System, Title: “Relationship between N-acetylaspartate and neurofilament light chain in multiple system atrophy”

●	August 2023 – International Congress of Parkinson’s Disease and Movement Disorders (MDS), Titles: “A multimodal approach for diagnosis of early Multiple System Atrophy”; “Preliminary evidence for evolution of myoinositol and N-acetylaspartate as biomarkers of disease severity in early-stage Multiple System Atrophy”

●	April 2023 - American Neurological Association, Title: “Wearable Sensors for Quantitative Motor Assessments in MSA”

●	November 2022 - American Autonomic Society, Title: “Urinary symptom profile in early Multiple System Atrophy”

●	October 2022 - American Neurological Association, Title: “Deep Learning Segmentation Improves Precision of Volume Assessment of Subcortical Structures in early MSA”

●	April 2022 - American Academy of Neurology, Title: “Iron Accumulation Correlates with Disease Severity in Patients with Multiple System Atrophy”

●	September 2021 - The International Parkinson and Movement Disorder Society Congress, Title: “Non-invasive imaging markers of iron accumulation in Multiple System Atrophy”

ATH434 Scientific Peer Validation

Scientific interest in ATH434 and validation of our approach to treating neurodegenerative diseases continue to grow, with data from ATH434 presented at global scientific and clinical conferences.

In November 2024, the peer-reviewed journal Metallomics published data on the importance of iron and iron-targeting agents like ATH434 to treat neurodegenerative diseases. The publication, entitled “ATH434, a promising iron-targeting compound for treating iron regulation disorders”, demonstrates the novel way in which ATH434 targets the labile, or reactive, form of iron which can be so damaging to cells when in excess. The iron binding properties of ATH434 presented in the publication support the characterization of ATH434 as an iron chaperone. The publication also describes how ATH434 targets the toxic form of iron that drives the pathology of a rare neurodegenerative disease known as Friedreich’s Ataxia. This toxic form of iron is also involved in the pathogenesis of Parkinson’s disease and MSA.

In October 2024, promising new data related to ATH434 were presented at the Society for Neuroscience 2024 that further the understanding of ATH434’s potential as a disease modifying treatment for neurodegenerative diseases, including Parkinson’s disease and related disorders. The poster presentation, entitled “Potent Antioxidant and Mitochondrial-protectant Effects of ATH434, a Novel Inhibitor of α-Synuclein Aggregation with Moderate Iron-binding Affinity,” demonstrated that the neuroprotective and mitochondrial protectant properties of ATH434 include reducing lipid damage in two distinct and disease-relevant neuronal injury models. ATH434’s antioxidant properties were distinguished from those of another iron binding agent approved for treating iron overload.

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

In November 2021, a poster was presented at the American Autonomic Society 32nd Annual International Symposium. The poster, entitled “Cardiovascular safety and pharmacokinetics of ATH434, a novel small molecule inhibitor of α-synuclein aggregation, in adults and older adults, described results from the Phase 1 clinical trial conducted in healthy volunteers. In this trial, ATH434 was well tolerated in adult and ≥ 65- year-old volunteers and demonstrated no cardiac adverse event signal and no clinically significant changes in blood pressure or heart rate at any dose. ATH434 also demonstrated dose dependent pharmacokinetics (PK) after single and multiple oral doses and a half-life that supports twice-daily dosing.

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

While we intend to seek patent protection for our therapeutic candidate products and technologies, we cannot be certain that any of the pending or future patent applications filed by us or on our behalf will be granted, or that we will develop additional proprietary products or processes that are patentable or that we will be able to license any other patentable products or processes. We also cannot be certain that others will not independently develop similar products or processes, duplicate any of the products or processes developed or being developed by us or licensed to us, or design around the patents owned or licensed by us, or that any patents owned or licensed by us will provide us with competitive advantages. Furthermore, we cannot be certain that patents held by third parties will not prevent the commercialisation of products incorporating the technology developed by us or licensed to us, or that third parties will not challenge or seek to narrow, invalidate or circumvent any of the issued, pending or future patents owned or licensed by us.

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court of competent jurisdiction determines that we were infringing any third party patents, we could be required to pay damages, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be barred from the development, export, manufacture or commercialisation of the product requiring such license or encounter delays in product introductions while we attempt to design acceptable alternatives to such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

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

Patent Portfolio

Since July 1, 2024, we have continued to advance our patent portfolio that aligns with our development programs.

We previously reported the filing of a patent family claiming over 150 imidazo[l,5-a]pyridine compounds that modulate biological iron and are potentially useful for the treatment of neurological diseases such as Parkinson’s disease and Alzheimer’s disease. The patent was filed under the United States expedited review procedure, known as Track One, and we announced allowance of the United States application No. 16/818,641 on November 16, 2020 and its granting on July 1, 2021. In securing the patent grant, no prior art was cited against the application. A national phase application driving priority from PCT application, No. PCT/AU2020/050235 was filed in September 2021 in each of Europe, Japan, China, Canada, Australia and India. On August 23, 2023, a European Patent was granted, patent number 3938364. An appeal to a rejection was filed in Japan in March 2025.

We also previously reported that on June 18, 2020, we filed a provisional application to register a patent that claims an additional 80 novel compounds, also that modulate biological iron and also titled “Compounds for and Methods of Treating Diseases”. This application matured to a PCT application No. PCT/AU2021/050633 on June 18, 2021. Similar to the first mentioned patent application, contemporaneously with filing the PCT application on April 23, 2021, we also filed United States complete, application No. 17/239,375, under Track One. We announced allowance of the United States application on August 4, 2021, and in securing the allowance, no prior art was cited against the application. On October 26, 2021, the application was granted as US patent no. 11155547. The application is currently under examination in Europe. An application has been filed in Australia and awaits examination. The filed application is in the examination process in the European Patent Office and Japan.

On August 27, 2021, we filed a PCT application No. PCT/AU2021/050,986 to register a patent that claims an additional 150 novel compounds, all of which modulate biological Zinc for the potential treatment of cancer, neurological diseases and infectious diseases, and is titled “Compounds for and Methods of Treating Diseases”. On the same date we also filed a United States complete application, application No. 17/459854, under United States track 1 expedited review procedure. The patent was granted in the US on February 23, 2023, patent number 11603364. This patent was transferred to Adjuvant Therapeutics in March 2023 as noted above.

On September 24, 2023, we filed a provisional application in the USA to register a patent that claims a method of use ATH434 and related compounds in non-neurologic diseases. The application was filed in the US as PCT/AU2024/051009 in September 2024. Responses to a subsequent search report will be addressed prior to March 2026.

On July 12, 2024, we filed a provisional application No. 63/670299 to register a patent that claims a dosing method for use by ATH434 for the treatment of neurological disease supported by clinical data. An amendment to the provisional application was filed in January 2025. PCT/AU2025/050750 was filed on July 11, 2025.

On July 31, 2024, we filed a provisional application with No. 2024902369 claiming 39 novel compounds potentially useful for the treatment of neurological and non-neurological diseases. This application will be allowed to lapse and will be refiled when additional data are available to support the claims.

On July 12, 2024, we filed a provisional application No. 2025900800 to register a patent that claims a novel salt form (HCl) and crystalline form of ATH434 potentially useful for the treatment of neurological diseases. The application was filed as PCT/AU2025/05074 July 10, 2025.

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 PCT/AU03/00914	Patent in the USA has been Granted.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline compounds class and their utility in the treatment of neurological conditions.

8-hydroxy and 8-mercapto quinazolinones Filed October 3, 2003 PCT/AU2003/001303	Expiry June 7, 2026	The Invention is directed towards Follow-up Scaffolds and their utility in the treatment of neurological conditions, it covers ATH434 composition of matter.

“Neurologically - Active Compounds” Filed: April 1, 2005 PCT/AU2005/000477	Patents have been Granted in Australia, the USA, Germany, Spain, France, Great Britain, and Italy.	The invention is directed to ‘F4’ quinazolinone chemical structures and their utility in the treatment of neurological conditions and includes Parkinson’s Disease lead compounds. It covers the ATH434 composition of matter.

“Quinazolinone compounds” Filed: December 24, 2008 PCT/AU2009/001701	Patents have been Granted in Australia, the USA, Germany, Spain, France, Great Britain, and Italy.	The invention is directed to 2,3 disubstituted quinazolinone compounds used in the treatment of Parkinson’s Disease.

“Method of treating immunoglobulin light chain amyloidosis” Filed: July 1, 2016 PCT/AU2017/050678	Patent in the USA and Japan has been Granted.	The invention is directed to the treatment of light chain amyloidosis with a known compound.

“Compounds for Methods of Treating Diseases” Filed: March 13, 2020 PCT/AU2020/050235	A US patent and an EP patent have been granted. National phase applications have been filed in Germany, Spain, France, Great Britain, and Italy. Examination processes are underway in Japan, and Australia.	The invention is directed to 150 novel compounds and their utility in the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: June 18, 2021 PCT/AU2021/050633	A US patent has been granted. An application has been filed in Australia and awaits examination. The filed application is in the exam process in EP and Japan.	The invention is directed to 80 novel compounds and their utility in the treatment of neurodegenerative diseases

“Novel Therapy” Filed: September 24, 2023 PCT/AU2025/051009	Nonprovisional PCT application filed in the US	This invention is directed to method of use of ATH434 and related compounds in non-neurologic diseases. Co-inventorship with personnel from State University of Buffalo in New York (USA).

“Novel Therapy” Filed: July 12, 2024, amended Jan 2025 PCT/AU2025/050750	Nonprovisional PCT application filed in the US with results from ATH434-201 and 202.	This invention is directed to clinical method of dosing of ATH434 in neurological disorders such as Multiple System Atrophy.

“Compounds for and Methods of Treating Disease” Filed: July 31, 2024 PCT application No. 2024902369	Provisional PCT application will lapse and be refiled when more data are available.	This invention is directed to 39 novel compounds and their utility in the treatment of neurodegenerative diseases.

“Novel Salt and Crystalline Form” Filed: Mar 14, 2025 PCT application No. 2025900800	Provisional PCT application	This invention is directed to a novel salt and crystalline form of ATH434.

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

There are currently no approved drugs for the treatment of Multiple System Atrophy (MSA). If we are able to successfully develop ATH434 and gain approval for the treatment of MSA, we may compete with the following drug candidates which are in development:

●	Lu AF82422: This product is being developed by H. Lundbeck A/S. It is administered by injection and is thought to act by interfering with the extracellular spread of the α-synuclein protein. In January 2024, Lundbeck reported that their Phase 2 trial did not show statistical significance on its primary endpoint of slowing the rate of progression of MSA but have commenced a Phase 3 clinical trial with patient recruitment ongoing.

●	TAK-341/MEDI341: This product is being developed by Takeda in partnership with AstraZeneca. It is administered by injection and is thought to act by interfering with the extracellular spread of the α-synuclein protein. A Phase 2 clinical trial is ongoing.

●	Ono-2808: Ono Pharmaceuticals is developing this S1P5 receptor agonist. It is an oral agent thought to act by promoting myelin synthesis. A Phase 2 clinical trial is ongoing.

●	TEV-56286 (formerly Anle138b): This product is being developed by Teva Pharmaceuticals. It is an oral agent and is thought to act as a non-specific inhibitor of protein aggregation. A Phase 2 clinical trial is ongoing.

●	YA-101: Yoda Therapeutics is developing a GluN1 inhibitor. It is an oral agent thought to inhibit neuroinflammation and enhance neural plasticity. A Phase 2 clinical trial is ongoing.

●	AAV-GDNF: AskBio is developing this gene therapy. It is administered in spinal fluid and is thought to reduce abnormal protein accumulation. A Phase 1/2 clinical trial is ongoing.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited, incorporated in the United States and the United Kingdom, respectively.

D.	Property, Plant and Equipment

Our executive offices are located at Level 14, 350 Collins Street, Melbourne, VIC 3000, Australia, where we occupy approximately 105 square meters. The lease for the facility, which expires on May 31, 2026 has an annual rent of A$56,228. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, United States of America, where we occupy approximately 911 square feet. The lease for the facility, which expired on May 31, 2025, and has been extended to June 30, 2027 has an annual rent of U.S.$30,610. We also utilize a facility at 30 Flemington Rd, Parkville, VIC 3010, Australia, where we occupy approximately 44 square meters. The lease for the facility has been extended to July 31, 2026 and has an annual rent of A$17,055.

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

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing sources of cash funding until its research activities have become marketable. The Group has incurred recurring losses since inception including a net loss of $12,147,828 in the year ended June 30, 2025 (2024: $19,123,464) and a net operating cash outflow of $11,451,248 in the year ended June 30, 2025 (2024: $12,605,824). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The Group successfully raised new equity funding during the 2025 financial year to enable progression of its planned research and development programs for at least the next 12 months.

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

Results of Operations

Year ended June 30, 2025 compared to year ended June 30, 2024

Interest income

Interest income increased to A$446,291 for the year ended June 30, 2025 from A$268,419 for the year ended June 30, 2024, an increase of A$177,872, or 66.3%. The increase in interest income is primarily attributable to higher Australian dollar cash balances with higher interest rates during the current fiscal year.

Other income

For the year ended June 30, 2024, we recognised a receivable and other income of A$4,019,285 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year.

We have recognised a receivable and other income of A$3,928,563 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year ended June 30, 2025, on which we are entitled to a 43.5% refundable offset under an Australian R&D tax incentive scheme that was introduced on July 1, 2019. In 2025, we recognised other income of $1,513,590 from the ATO for settlement of the claim relating to the dispute regarding the R&D Tax Incentive refundable tax offset for the year ended June 30, 2020. In 2025, we recognised other income of $1,975,056 in relation to settlement of a dispute with Catalent and recognised other income of $227,542 in relation to settlement of an insurance claim in relation to a US employment case.

Research and development expenses

Our research and development expenses decreased to A$14,404,282 for the year ended June 30, 2025 from A$18,644,047 for the year ended June 30, 2024, a decrease of A$4,239,765 or 22.7%. The decrease is attributable to the finalization of certain research and development studies during the current year.

General and administrative expenses

General and administrative expenses increased to A$5,481,399 for the year ended June 30, 2025 from A$4,762,643 for the year ended June 30, 2024, an increase of A$718,756 or 15.1%. The increase is mainly attributable to an increase in staffing costs, audit compliance expenses and consulting expenses.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, decreased to A$127,523 for the year ended June 30, 2025 from A$214,304 for the year ended June 30, 2024, a decrease of A$86,781 or 40.5%. This decrease is mainly due to management’s efforts to reduce expenses and preserve cash.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$259,433 for the year ended June 30, 2025 compared to a foreign exchange gain of A$261,152 for the year ended June 30, 2024. Foreign exchange gain (loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros. In the 2025 and 2024 fiscal years, the Australian dollar slightly depreciated against the U.S. dollar, which had a favorable impact on the Australian dollar value of our cash held in U.S. dollars. In the 2025 fiscal year, we incurred a foreign exchange gain of A$255,876 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$3,557 attributable to foreign currency transactions. In the 2024 fiscal year, we incurred a foreign exchange gain of A$260,356 attributable to the cash balances that we held in U.S. dollars, and a foreign exchange gain of A$796 attributable to foreign currency transactions.

For a comparison of our results of operations between year ended June 30, 2024 and year ended June 2023, see Item 5.A. “Results of Operations” of our annual report on Form 20-F as filed with the SEC on September 30, 2024.

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

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

There were no new or amended standards adopted by the Group in the year ended June 30, 2025 that materially impacted the Group. These financial statements follow the same accounting policies as used in the June 30, 2024 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

Australian Disclosure Requirements

Dividends

No dividends have been paid during the financial year (2025: nil). The Directors do not recommend the payment of a dividend in respect of the current financial year (2024: nil).

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the year.

Events since the end of the financial year

No other matters or circumstances have arisen since June 30, 2025 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

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

We are a development stage company, have had no sales income to date and as of June 30, 2025, our accumulated deficit totaled A$225,888,680. We had A$33,158,642 of cash and cash equivalents, and A$7,500,000 in longer dated term deposits as of June 30, 2025, compared to A$12,638,885 as of June 30, 2024.

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

In February 2024, we received commitments for a capital raising of $2 million by means of a Securities Purchase Plan. The number of securities issued to the participants on 2 February 2024 following the scaleback and pursuant to ASX Listing Rule 7.1, and which were within the volumes approved by shareholders at the EGM, are:

●	571,428,556 SPP Shares at A$0.0035 (0.35 Australian cents) per SPP Share (ASX:ATH); and

●	571,428,556 unlisted Short-Dated Options (each with an exercise price of A$0.007, expiring on 31 August 2024) (ASX: ATHAAI); and

●	190,476,123 listed Long-Dated Options (each with an exercise price of A$0.01, expiring on 31 August 2026) (ASX: ATHO).

On February 15, 2024 we entered into a sales agreement with JonesTrading Institutional Services LLC, or JonesTrading, under which we may issue and sell ADSs from time to time in “at the market offerings” pursuant to a Prospectus Supplement. Subject to the terms and conditions of the sales agreement, JonesTrading agreed to use its commercially reasonable efforts to sell the ADSs from time to time as agent, based upon our instructions. JonesTrading is entitled to a commission at a fixed commission rate equal to 3.0% of the gross sales price per shares sold. On February 15, 2024, we filed a Prospectus Supplement relating to the offering of up to US$6,000,000 in ADSs with the SEC.

On July 18, 2024, 75,220,800 ordinary shares were issued under the ADS Sales Agreement, raising $366k net of security issuance costs.

On February 3, 2025, 164,242,200 ordinary shares were issued under the ADS Sales Agreement, raising $2,058k net of security issuance costs.

In February 2025, we received commitments for a capital raising of approximately $40 million by means of a two tranche placement (the Placement) of fully paid ordinary shares. For every three new shares issued, one free attaching option was issued. The number of securities issued to the Placement participants on February 17, 2025 (Tranche 1), April 4, 2025 (Tranche 2) and April 23,2025 (Options) pursuant to ASX Listing Rule 7.1, and which are within the volumes approved by shareholders at the EGM on March 31, 2025, are:

●	3,636,363,636 ordinary shares at A$0.011 (1.1 Australian cents) per share (ASX:ATH); and

●	1,222,300,911 listed Long-Dated Options (each with an exercise price of A$0.028, expiring on February 26, 2027) (ASX: ATHOA).

On February 17, 2025, 1,165,841,830 ordinary shares were issued under Tranche 1 of the Placement, raising $12.028 million, net of security issuance costs.

On April 4, 2025, 2,470,521,806 ordinary shares were issued under Tranche 2 of the Placement, raising $25.474m net of security issuance costs.

 As of June 30, 2025, we had a total of 2,683.5 million unlisted and listed unexercised options outstanding. The options have exercise prices ranging from A$0.004 to A$0.09. If all unlisted options were exercised in full, we would receive consideration of A$52,792,222 in total.

From inception to June 30, 2025, our capital expenditures have totaled A$849,729, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research facility at The University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 20 years, with a net balance as of June 30, 2025 of A$3,848. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

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

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million are entitled to a 43.5% refundable tax incentive. In the year ended June 30, 2025, we recorded A$3.9 million in other income with respect to funds we expect to receive in relation to the 2025 financial year under the research and development tax incentive scheme.

We have incurred recurring losses since inception, including operating losses of $12.1 million and $19.1 million for the years ended June 30, 2025 and 2024, respectively, and an operating cash outflow of $11.5 million and $12.6 million, respectively for such years. We expect to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of our planned research and development programs. The consolidated financial statements have been prepared assuming that we will continue as a going concern as a result of the funds raised during the financial year.

Cash Flows

The following table summarizes our cash flows for the periods presented, which contemplates the realisation of its assets and the satisfaction of our liabilities in the normal course of business :

	Year ended June 30,
	2025	2024	2023
	(A$)
Net cash (used) in operating activities	(11,451,248)	(12,605,824)	(20,035,837)
Net cash (used) in investing activities	(7,500,000)	(5,722)	(36,461)
Net cash generated from financing activities	39,669,380	9,216,292	124,340
Net increase(decrease) in cash and cash equivalents	28,218,232	(3,395,254)	(19,947,958)
Cash and cash equivalents at beginning of period	12,638,885	15,773,783	34,806,799
Exchange rate adjustments on cash held in foreign currencies	(198,375)	260,356	914,942
Cash and cash equivalents at end of period	33,158,642	12,638,885	15,773,783

Net cash used in operating activities was A$11,451,248, A$12,605,824 and A$20,035,837 during the years ended June 30, 2025, 2024 and 2023, respectively. Our payments to suppliers and employees during the years ended June 30, 2025, 2024 and 2023 were A$17,459,061, A$21,393,136 and A$19,943,617, respectively. Our operating activity receipts for the years ended June 30, 2025, 2024 and 2023 of A$5,629,577, A$8,583,477 and Nil consisted of R&D tax incentive refunds. The A$3,934,075 decrease in payments to suppliers and employees for the year ended June 30, 2025 when compared to the year ended June 30, 2024 reflects the decrease in activity during the year due to finalization of the Phase 2 study of ATH434. During the years ended June 30, 2025, 2024 and 2023, our payments to suppliers and employees was offset in part by interest received of A$446,291, A$269,075 and A$15,798 respectively.

Net cash used in investing activities was A$7,500,000, A$5,722 and A$36,461 during the years ended June 30, 2025, 2024 and 2023, respectively. Cash flows used for investing activities was primarily attributable to payments for term deposit in the year ended June 30, 2025 and purchase of property and equipment for the years ended June 30, 2024 and 2023.

Net cash generated from financing activities was A$39,669,380, A$9,216,292 and A$124,340 for the years ended June 30, 2025, 2024 and 2023. Cash generated from financing activities in the year ended June 30, 2025, 2024 and 2023 related to proceeds from the issuance of shares amounting to A$42,570,645, A$10,144,682 and A$316,675 respectively.

An unrealized foreign exchange loss of A$198,375 was incurred for the year ended June 30, 2025, an unrealized foreign exchange gain of A$260,356 was incurred for the year ended June 30, 2024 and an unrealized foreign exchange gain of A$914,942 was incurred for the year ended June 30, 2023.

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

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditure incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% refundable tax offset will be available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditures to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2025 the Group has recorded an item in other income of A$3.9 million (2024: A$4.0 million, 2023: A$3.9 million) to recognize this amount which relates to this period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

A.	Directors and Senior Management

Our directors are as follows:

Name	Age	Position
Geoffrey P. Kempler	70	Chairman of the Board of Directors
David A. Stamler	64	Chief Executive Officer
Lawrence B. Gozlan	46	Director
Peter A. Marks(1) (2)	69	Director
Brian D. Meltzer(1)(2)	71	Director

Outsourced Company Secretary and Chief Financial Officer were as follows during the period:

Name	Age	Position
Phillip Hains (3)	65	Company Secretary and Chief Financial Officer
Abby Macnish Niven (4)	43	Company Secretary and Chief Financial Officer

(1)	Member of the Audit Committee

(2)	Member of the Remuneration Committee and Share Plan Committee

(3)	Phillip Hains resigned as CFO on 30 September 2024 and as Company Secretary on 17 November 2024
(4)	Abby Macnish Niven was appointed as CFO on 30 September 2024 and as Company Secretary on 18 November 2024

Mr. Geoffrey Kempler has served as Chairman of our Board of Directors since November 1997; between November 1997 and August 2004 he served as our Chief Executive Officer and again assumed the position of Chief Executive Officer from June 2005 until January 2021. Mr. Kempler is one of the founders of our company. Mr. Kempler qualified as a psychologist with extensive experience in investment and business development. He served as a Chairman and Non-Executive Director of Opthea Limited (NASDAQ:OPT), from November 2015 until October 2020, is immediate past Chairman of Ausbiotech, Australia’s biotechnology organization, and is a member of the Industry Advisory Board at the Turner Institute of Brain and Mental Health at Monash University, and Chair of Hexima Ltd. Mr. Kempler holds a B.Sc degree in science from Monash University, Grad. Dip. App. Soc. Psych. degree from Swinburne University.

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

Mr. Peter Marks has served as a director of our Group since July 2005. Peter has over 35 years’ experience in corporate advisory and investment banking. Over the course of his long career, he has specialised in capital raisings, IPOs, cross border, M&A transactions, corporate underwriting and venture capital transactions for companies in Australia, the United States and Israel. He has been involved in a broad range of transactions with a special focus in the life sciences, biotechnology, medical technology and high tech segments. Mr. Marks served as a director on the Board of Elsight Limited (ASX:ELS) between January 2020 and October 2021, on the Board of Nyrada Inc. (ASX:NYR) between January 2020 and August 2022, and currently serves on the Board of Noxopharm Limited (ASX:NOX) (appointed in March 2016), Iris Metals Limited (ASX:IR1) (appointed in December 2020) and EverGreen Lithium Limited (ASX:EG1) (appointed in January 2022). Mr. Marks has a MBA, Bachelor of Economics, Bachelor of Law, and Grad Dip in Commercial Law Experience and expertise.

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

Ms Abby Macnish Niven was appointed as Chief Financial Officer for our Group in September 2024 and as Company Secretary in November 2024. Ms Macnish Niven is a Chartered Finance Analyst and holds Bachelor of Commerce and Bachelor of Science degrees from the University of Western Australia. She has extensive experience in private wealth management with groups including ANZ, UBS and Ord Minnett, and consults to a range of listed and unlisted companies in governance, finance and corporate structure.

There are no family relationships among our directors and senior executives.

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of the Group, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

Director	Number of ordinary shares	Number of options over ordinary shares
Geoffrey Kempler	18,011,000	74,000,000
Lawrence Gozlan	4,545,455	58,515,152
Peter Marks	9,004,150	39,987,013
Brian Meltzer	9,742,250	40,138,528

Meeting of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2025 and the number of meetings attended by each director were:

	Board Meetings		Audit Committee Meetings		Remuneration Committee Meetings
Director	A	B	A	B	A	B
Geoffrey Kempler	5	5	—	—	—	—
Lawrence Gozlan	5	4	—	—	—	—
Peter Marks	5	5	3	2	0	0
Brian Meltzer	5	5	3	3	0	0

A	=	Number of meetings held during the time the director held office or was a member of the committee.

B	=	Number of meetings attended

—	=	Not a member of the relevant committee

B.	Compensation

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

	2025	2024
	A$	A$
Base fees
Board – member (inclusive of Superannuation)	70,000	70,000
Board Chairman (exclusive of Superannuation)	100,000	100,000

Remuneration policy versus financial performance

The Group’s remuneration policy is not entirely based on our performance, but rather on industry practice.

The Group’s primary focus is research activities with a long-term objective of developing and commercializing our research and development results.

The tables below set out summary information about our earnings and movement in shareholder wealth for the five years to June 30, 2025:

	2025	2024	2023	2022	2021
	A$	A$	A$	A$	A$
Interest income	446,291	268,419	16,436	2,504	20,676
Total comprehensive loss for the year	(12,147,828)	(19,123,464)	(13,806,515)	(12,847,061)	(15,309,353)

No dividends have been paid for the five years to June 30, 2025.

	2025	2024	2023	2022	2021
	A$	A$	A$	A$	A$
ASX share price at start of the year	0.01	0.01	0.01	0.03	0.03
ASX share price at end of the year	0.01	0.01	0.01	0.01	0.03
Basic and diluted loss per share (cents)	(0.19)	(0.52)	(0.57)	(0.53)	(0.90)

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

The following table sets forth all compensation we paid for the year ended June 30, 2025 with respect to each of our directors and executive officers during the 2025 fiscal year.

	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
2025	A$	A$	A$	A$	A$	A$	A$
Directors’ remuneration
Mr. Geoffrey Kempler (2)	201,400	-	11,500	-	-	164,772	377,672
Mr. Brian Meltzer	62,780	-	7,220	-	-	82,386	152,386
Mr. Peter Marks	70,000	-	-	-	-	82,386	152,386
Mr. Lawrence Gozlan	70,000	-	-	-	-	137,310	207,310
	404,180	-	18,720	-	-	466,854	889,754

Other key management personnel
Dr. David Stamler (1)(3)	858,898	259,472	-	-	-	335,274	1,453,644
Total	858,898	259,472	-	-	-	335,274	1,453,644

(1)	Base Fee includes movements in the annual leave provision for Dr. David Stamler in accordance with his employment contract.

(2)	Includes $101,400 corporate advisory fees paid to an associate entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

(3)	Dr. David Stamler gets paid in US dollars.

The following table sets forth all compensation we paid for the year ended June 30, 2024 with respect to each of our directors and executive officers during the 2024 fiscal year.

	Short Term Benefits		Post- Employment Superannuation	Long Term Benefits Long- service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
2024	A$	A$	A$	A$	A$	A$	A$
Directors’ remuneration
Mr. Geoffrey Kempler (2)	269,000	-	11,000	-	-	-	280,000
Mr. Brian Meltzer	63,063	-	6,937	-	-	-	70,000
Mr. Peter Marks	70,000	-	-	-	-	-	70,000
Mr. Lawrence Gozlan	70,000	-	-	-	-	-	70,000
	472,063	-	17,937	-	-	-	490,000

Other key management personnel
Dr. David Stamler (3)	716,615	166,063	-	(13,232)	-	552,622	1,422,068
Ms. Kathryn Andrews (1)	196,334	-	20,549	6,616	10,215	(32,567)	201,147
	912,949	166,063	20,549	(6,616)	10,215	520,055	1,623,215
Total	1,385,012	166,063	38,486	(6,616)	10,215	520,055	2,113,215

(1)	Ms. Kathryn Andrews resigned 30 January 2024 and served out her notice period accordingly. The unvested FY21 equity options for Kathryn Andrews were forfeited due to cessation of employment.

(2)	Includes $169,000 corporate advisory fees paid to an associate entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

(3)	Dr. David Stamler gets paid in US dollars.

Performance income as a proportion of total remuneration

All executives are eligible to receive incentives as determined by the Board from time to time. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. In the current year, the Directors have received equity as part of their total remuneration. Employees have received equity as recommended by the Remuneration Committee.

	Fixed remuneration		STI		LTI
	2025	2024	2025	2024	2025	2024
	%	%	%	%	%	%
Directors
Mr. Geoffrey Kempler	56	100	-	-	44	-
Mr. Brian Meltzer	46	100	-	-	54	-
Mr. Peter Marks	46	100	-	-	54	-
Mr. Lawrence Gozlan	34	100	-	-	66	-
Other key management personnel
Dr. David Stamler	59	49	18	12	23	39
Ms. Kathryn Andrews	N/A	100	N/A	-	N/A	-

Long-term incentive (“LTI”) related to remuneration were provided in the form of share-based payments.

Short-term incentives (“STI”) related to remuneration were provided in the form of cash bonus.

c)	Share-based compensation

We have an Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions. Due to our United States presence, a United States plan, and an Australian plan were also developed. At June 30, 2025, equity had been issued to four (4) Directors, one (1) Key Management Personnel, seven (7) employees and three (3) consultants under the 2004 ASX Plan and 2018 ADS Plan which is described on page 59.

The term and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in this reporting period are as follows:

Grant date	Date vested and exercisable	Expiry date	Exercise price	Vested	Value per option at grant date
September 18, 2020	September 18, 2020	September 17, 2025	$0.09	Yes	$0.03
January 7, 2021	January 6, 2023 onwards	January 6, 2026	$0.03	Partially	$0.03
July 31, 2021	July 31, 2021	July 31, 2024	$0.07	Yes	$0.03
November 29, 2021	November 29, 2022 onwards	November 29, 2026	$0.02	Partially	$0.02
November 29, 2021	November 29, 2022 onwards	November 29, 2026	$0.04	Partially	$0.02
December 21, 2023	December 21, 2023	December 19, 2026	$0.01	Yes	$0.005
March 13, 2024	March 13, 2024 onwards	March 13, 2029	$0.004	Partially	$0.004
March 13, 2024	March 13, 2024 onwards	March 13, 2029	$0.005	Partially	$0.004
March 21, 2024	March 21, 2024 onwards	March 21, 2029	$0.003	Partially	$0.004
December 30, 2024*	December 30, 2024	December 30, 2027	$0.01	Yes	$0.003

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

*	As of June 30, 2025, 170,000,000 options over ordinary shares were issued to the directors during the current financial year, separate to the 2004 ASX Plan, following approval of the resolutions to issue same at the AGM in November 2024. The value per option in the table above is at 30 September 2024, as approved by the shareholders at the AGM in November 2024. There were no options over ordinary shares issued as remuneration to any other key management personnel of our Group during the current financial year (2024: 120,000,000).

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

Options and right holdings

The number of options over ordinary shares of our Group held during the financial year by each Director of Alterity Therapeutics Limited and other Key Management Personnel of our Group, including their personally related parties, are set out below:

Share Options of the Group	Balance July 1, 2024 No.	Granted as Remuneration No.	Options Expired No.	Other movements (1)	Balance June 30, 2025 No.	Total Vested and Exercisable June 30, 2025 No.	Total Unvested June 30, 2025 No.
Mr. Geoffrey Kempler	14,000,000	60,000,000	-	-	74,000,000	74,000,000	-
Mr. Lawrence Gozlan	7,000,000	50,000,000	-	1,515,152	58,515,152	58,515,152	-
Mr. Brian Meltzer	16,523,809	30,000,000	(7,142,857)	757,576	40,138,528	40,138,528	-
Mr. Peter Marks	16,523,809	30,000,000	(7,142,857)	606,061	39,987,013	39,987,013	-
Dr. David Stamler	220,916,529	-	(7,142,857)	1,515,152	215,288,824	161,960,719	53,328,105
	274,964,147	170,000,000	(21,428,571)	4,393,941	427,929,517	374,601,412	53,328,105

All vested options are exercisable at the end of the year and there were 53,328,105 options unvested as of June 30, 2025.

(1)	Other movements include options acquired through participation in the placement.

Share Options of the Group	Balance July 1, 2023 No.	Granted as Remuneration No.	Options Expired No.	Other movements (2)	Balance June 30, 2024 No.	Total Vested and Exercisable June 30, 2024 No.	Total Unvested June 30, 2024 No.
Mr. Geoffrey Kempler	14,000,000	-	-	-	14,000,000	14,000,000	-
Mr. Lawrence Gozlan	7,000,000	-	-	-	7,000,000	7,000,000	-
Mr. Brian Meltzer	7,000,000	-	-	9,523,809	16,523,809	16,523,809	-
Mr. Peter Marks	7,000,000	-	-	9,523,809	16,523,809	16,523,809	-
Ms. Kathryn Andrews (1)	5,000,000	-	-	(5,000,000)	-	-	-
Dr. David Stamler	91,392,720	120,000,000	-	9,523,809	220,916,529	104,740,244	116,176,285
	131,392,720	120,000,000	-	23,571,427	274,964,147	158,787,862	116,176,285

All vested options are exercisable at the end of the year and there were 116,176,285 options unvested as of June 30, 2024.

(1)	Options held by Kathryn Andrews were forfeited upon resignation on 30 January, 2024.

(2)	Other movements include options acquired through participation in the placement.

Shares provided on exercise of remuneration options

No ordinary shares were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended June 30, 2025 and June 30, 2024.

Shareholdings

The number of our ordinary shares held during the financial year by each Director of our Group and other Key Management Personnel other than for remuneration, including their personally related parties, are set out below:

Fully Paid Ordinary Shares of the Group	Balance July 1, 2024 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No. (1)	Balance June 30, 2025 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	4,545,455	4,545,455
Mr. Brian Meltzer	7,469,523	-	-	2,272,727	9,742,250
Mr. Peter Marks	7,185,968	-	-	1,818,182	9,004,150
Dr. David Stamler	10,697,857	-	-	4,545,455	15,243,312
	43,364,348	-	-	13,181,819	56,546,167

(1)	Net Change Other; include shares acquired through participation in the placement.

Fully Paid Ordinary Shares of the Group	Balance July 1, 2023 No.	Received as Remuneration No.	Received on Exercise of Options No.	Net Change Other No. (1)	Balance June 30, 2024 No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	-	-
Mr. Brian Meltzer	326,666	-	-	7,142,857	7,469,523
Mr. Peter Marks	43,111	-	-	7,142,857	7,185,968
Ms. Kathryn Andrews	-	-	-	-	-
Dr. David Stamler	3,555,000	-	-	7,142,857	10,697,857
	21,935,777	-	-	21,428,571	43,364,348

(1)	Net Change Other; include shares acquired through participation in the placement.

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

e)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at June 30, 2025:

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

As of June 30, 2025, we had 9 employees. Of such employees, seven persons are employed in research and development and two persons in management and administration. Five employees are located in Australia and four employees are located in the United States.

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

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 22, 2025 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ownership (2)
Geoffrey P. Kempler (3)	92,011,000	0.95%
David A. Stamler (4)	353,915,757	3.65%
Lawrence B. Gozlan (5)	61,545,455	0.63%
Peter A. Marks (6)	46,004,150	0.47%
Brian D. Meltzer (7)	46,742,250	0.48%
All directors and executive officers as a group (5 persons)	600,218,612	6.19%

1.	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of the above table are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

2.	The percentages shown are based on 9,693,247,308 consisting of 9,208,749,666 ordinary shares and 484,497,642 unlisted options, issued and outstanding as of August 22, 2025.

3.	Includes options to purchase 14,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025, and options to purchase 60,000,000 ordinary shares that are exercisable for A$0.01 each on or before December 30, 2027. Of the 18,011,000 outstanding ordinary shares, 30,000 ordinary shares are held of record by Mr. Kempler, 14,165,000 ordinary shares are held by Baywick Pty Ltd., an Australian corporation owned by Mr. Kempler, 756,000 ordinary shares are held by Sadarajak Pty Ltd., an Australian corporation owned by Mr. Kempler, 90,000 ordinary shares are held of record by Crystal Triangle Pty Ltd., an Australian corporation owned by Mr. Kempler and 2,970,000 ordinary shares are held of record by NRB Developments Pty Ltd., an Australian corporation in which Mr. Kempler holds a 50% interest. Mr. Kempler may be deemed to be the beneficial owner of the ordinary shares held of record by Baywick Pty Ltd., Crystal Triangle Pty Ltd. and NRB Developments Pty Ltd.

4.	Includes vested options to purchase 81,872,645 ordinary shares that are exercisable for A$0.03 each on or before January 6, 2026, vested options to purchase 200 ordinary shares that are exercisable for US$0.003 each on or before March 21, 2029 and vested options granted in August 2025 to purchase 96,800,000 ordinary shares that are exercisable for US$0.0086 each on or before August 8, 2030. Also includes 139,258 ADSs representing 83,554,800 ordinary shares. Includes 4,545,455 ordinary shares issued as part of the placements during the 2025 year.

5.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025 and options to purchase 50,000,000 ordinary shares that are exercisable for A$0.01 each on or before December 30, 2027. All options are held by Montoya Pty Ltd, an Australian corporation owned by Mr. Gozlan, The 4,545,455 outstanding ordinary shares are held of record by Montoya Pty Ltd. Includes 4,545,455 shares issued as part of the placements during the 2025 year, as well as 50,000,000 options separately granted by resolution at the AGM.

6.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025 and options to purchase 30,000,000 ordinary shares that are exercisable for A$0.01 each on or before December 30, 2027. Of the 9,004,150 outstanding ordinary shares, 7,185,968 ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks, and 1,818,182 ordinary shares are held of record by Shanti Capital Pty Ltd <Peter Marks Super Fund A/C>. Includes 1,818,182 shares issued as part of the placements during the 2025 year, as well as 30,000,000 options separately granted by resolution at the AGM.

7.	Includes options to purchase 7,000,000 ordinary shares that are exercisable for A$0.09 each on or before September 17, 2025 andoptions to purchase 30,000,000 ordinary shares that are exercisable for A$0.01 each on or before December 30, 2027. Of the 9,742,250 outstanding ordinary shares, 326,666 ordinary shares are held of record by BT Panorama Investment, a superannuation fund of Mr. Meltzer, and 9,415,584 are held of record by Mr. Meltzer. Includes 2,272,727 shares issued as part of the placements during the 2025 year, as well as 30,000,000 options separately granted by resolution at the AGM.

Stock Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan, and the 2004 American Depository Share (ADS) Option Plan, or the 2004 ADS Plan. In November 2018, we adopted an updated ADS plan with substantially the same terms as the 2004 ADS Plan for a new ten-year term. For the description below, the 2004 ASX Plan and 2018 ADS Plan are referred to together as the Stock Option Plans. Under the 2004 ASX Plan we may issue ordinary shares and under the 2018 ADS Plan we may issue ADSs. We were initially authorized to issue under the Stock Option Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. Pursuant to subsequent shareholder approvals, the most recent of which was in November 2024, we are entitled to issue up to an aggregate 450,000,000 ordinary shares (or ADSs representing 240,000,000 ordinary shares) under the Stock Option Plans. Any increase in such maximum number of ordinary shares or ADSs issuable under the Stock Option Plans is subject to shareholder approval.

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

A summary of the status of the Stock Option Plans as of June 30, 2025, 2024 and 2023, and changes during the years ended on those dates, is presented below:

	As of June 30,
	2025		2024		2023
	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)	Number	Weighted average exercise price (A$)
Options outstanding at the beginning of the year	381,542,720	$0.05	170,042,720	$0.05	184,692,720	$0.05
Granted	-	$0.004	217,000,000	$0.004	-	$-
Exercised	(6,333,333)	$-	-	$-	-	$-
Expired/forfeited	(4,650,000)	$0.04	(2,500,000)	$0.04	(13,150,000)	$0.11
Lapsed	(12,000,000)	$0.04	(2,500,000)	$0.04	(1,500,000)	$0.02
Options outstanding at the end of the year	358,559,387	$0.02	381,542,720	$0.02	170,042,720	$0.05
Options exercisable at the end of the year	275,689,612	$0.03	195,708,100	$0.03	87,280,755	$0.06

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

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Alterity Therapeutics Limited under options were as follows:

Date of expiry	Exercise price (A$)	Number under options
September 17, 2025	0.09	35,000,000
January 6, 2026	0.03	91,392,720
November 29, 2026	0.04	10,000,000
November 29, 2026	0.02	11,500,000
December 19, 2026	0.01	8,000,000
August 31, 2026	0.01	931,232,089
February 26, 2027	0.028	1,222,300,911
December 30, 2027	0.01	170,000,000
March 13, 2029	0.004	20,166,667
March 13, 2029	0.005	62,500,000
March 21, 2029	0.003	40,000,200
July 1, 2030	0.01	15,000,000
August 8, 2030	0.013	11,500,000
August 8, 2030	0.013	312,400,200
		2,940,992,787

Shares issued as a result of the exercise of options

During the year ended June 30, 2025, 6,428,732 of our ordinary shares were issued as a result of the exercise of options.

Since June 30, 2025, 79,999,800 ordinary shares were issued as a result of the exercise of options by Dr. David Stamler, and a further 1,379,180 ordinary shares were issued as a result of the exercise of options by other holders.

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

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 in relation to the audit for the year ended June 30, 2025 is included in Exhibit 15.2 of this annual report on Form 20-F.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Group’s 2025 Corporate Governance Statements can be found on its website at www.alteritytherapeutics.com.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Geoffrey Kempler
Geoffrey Kempler
Chairman
Melbourne

August 29, 2025

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no shareholders known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

JPMorgan Chase & Co. reported on Schedule 13G filed on May 2, 2025, that it was the beneficial owner of 429,671,484 Ordinary Shares, representing approximately 6.3% of our outstanding Ordinary Shares. On May 5, 2025, JPMorgan Chase & Co. reported that it was the beneficial owner of 366,034,937 Ordinary Shares, representing approximately 4.0% of our outstanding Ordinary Shares.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of August 22, 2025, there were 5,851 holders of record of our ordinary shares, of which 24 record holders, holding approximately 35.33% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 35.1% of our ordinary shares.

B.	Related Party Transactions

Several of the Directors participated in the placement in April 2025. These placement shares were at arm’s length and purchased for cash. There were no other related party transactions other than those related to Director and Key Management Personnel remuneration.

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

Annual and Extraordinary Meetings

Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet date. Notice of at least 28 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors,or upon a demand of any directors, or of one or more shareholders holding in the aggregate at least five percent of our issued capital. An extraordinary meeting must be called not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

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

Disposition of ADSs

If you sell or otherwise dispose of ADSs, you will recognize a gain or loss for U.S. federal income tax purposes in an amount equal to the difference between the amount realized on the sale or other disposition and your adjusted tax basis in the ADSs. Subject to the PFIC rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if you have held the ADSs for more than one year at the time of the sale or other disposition. In general, any gain that you recognize on the sale or other disposition of ADSs will be U.S.-source for purposes of the foreign tax credit limitation; losses will generally be allocated against U.S.-source income. Deduction of capital losses is subject to certain limitations under the Code.

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

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2025 for some U.S Holders of our ADSs and may continue to be a PFIC for each of the subsequent fiscal years.

If we are a PFIC with respect to you, our dividends (if any are paid) will not qualify for the reduced maximum tax rate, discussed above, and, unless you timely elect to “mark-to-market” your ADSs, as described below:

●	you will be required to allocate “excess distributions” or gain recognised upon the disposition of ADRs ratably over your holding period for the ADSs. An “excess distribution” is the amount by which distributions during a taxable year in respect of an ADS exceed 125% of the average annual distributions during the three preceding taxable years (or, if shorter, your holding period for the ADSs),

●	the amount allocated to each year during which we are considered a PFIC, other than the year of the distribution or disposition, will be subject to tax at the highest individual or corporate tax rate, as the case may be, in effect for that year and an interest charge will be imposed with respect to the resulting tax liability allocated to each such year,

●	the amount allocated to the current taxable year and any taxable year before we became a PFIC will be taxable as ordinary income in the current year, and

●	you will be required to file an annual return on IRS Form 8621.

The PFIC provisions discussed above apply to U.S. persons who directly or indirectly hold stock in a PFIC.

Generally, a U.S. person is considered an indirect shareholder of a PFIC if it is:

●	a direct or indirect owner of a pass-through entity, including a trust or estate, that is a direct or indirect shareholder of a PFIC,

●	a shareholder of a PFIC that is a shareholder of another PFIC, or

●	a 50%-or-more shareholder of a foreign corporation that is not a PFIC and that directly or indirectly owns stock of a PFIC.

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

The documents concerning our company referred to in this annual report may also be inspected at our registered office located at Level 14, 350 Collins Street, Melbourne, Victoria 3000, Australia.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$1,544,448, A$225,722, and A$15,473,231 cash held in U.S. dollars, which is our major foreign currency, as of June 30, 2025, 2024 and 2023, respectively. A hypothetical 7.41% adverse movement, based on average of highest and lowest exchange rate during the year, would reduce the cash balance at the end of each year by approximately A$176,668.

We conduct our activities mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2025, the Australian dollar depreciated against the U.S. dollar by 1.77%. In the financial years 2024 and 2023, the Australian dollar depreciated by 0.35% and 3.6% against the U.S. dollar, respectively. A hypothetical 7.41% adverse movement in the U.S. dollar would increase the cost of our foreign currency payables by approximately A$56,635.

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

Fees and Payments Made by the Company to the Depositary

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2025, we paid BNYM a total of U.S.$44,805 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2024, we paid BNYM a total of U.S.$43,498 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. Controls and Procedures

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and 15d-15(e),  as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2025, our disclosure controls and procedures were effective.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-15(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the company’s principal executive and principal financial officers and effected by the company’s board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

●	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company;

●	provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and

●	provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2025. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2025, our internal control over financial reporting is effective.

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

		Year Ended June 30,
Services Rendered		2025		2024
Audit and review of financial statements (1)	A$	248,000	A$	248,200
Other audit services	A$	72,000	A$	95,500
Total	A$	320,000	A$	343,700

(1)	Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

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

ITEM 16E. PurchaseS Of Equity Securities By The Issuer And AffiliateD Purchasers

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2025.

ITEM 16F. CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G. CORPORATE GOVERNANCE

Under NASDAQ Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country (Australian) corporate governance practices instead of certain provisions of the NASDAQ Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any NASDAQ rule must submit to NASDAQ, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have submitted a notice to NASDAQ informing them of that we elect to follow home country practice instead of the following NASDAQ rules:

●	the Rule related to Audit Committee Composition rule 5605(c)(2)(A)): we may have an audit committee composed of two members instead of “at least three members”. We may not follow NASDAQ rules regarding independence of such members (as long as we comply with Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, subject to the exemptions provided in rule 10A-3(c)), and we may not have a financially sophisticated member as defined.

●	the Rule requiring maintaining a majority of independent directors (Rule 5605(b)(1))

●	the Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 56505(b)(2)

●	the Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e)

●	the Rule regarding independent director oversight of executive officer compensation (Rule 5605(d)

●	the requirement to obtain shareholder approval for the establishment or amendment of certain equity based compensation plans (Rule 5635(c), an issuance that will result in a change of control of the company (Rule 5635(b), certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d) and certain acquisitions of the stock or assets of another company (Rule 5635(a)).

ITEM 16H. MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I. DISCLOSURE REGARDING FOREIGN JURISDICATIONS THAT PREVENT INSPECTIONS

Not applicable.

.

ITEM 16J. INSIDER TRADING POLICIES

Our board of directors has adopted a securities trading policy which outlines when directors, senior management and other employees may deal in our securities and procedures to reduce the risk of insider trading. A copy of the insider trading policy is attached as Exhibit 11.1 to this annual report.

ITEM 16K. CYBERSECURITY

Cybersecurity Risk Management and Strategy

Cybersecurity risk management is an integral part of our risk management framework. Our approach aligns with industry standards, including the National Institute of Standards and Technology (NIST) Cybersecurity Framework (CSF), to effectively manage cybersecurity threats and incidents, including those related to third-party applications and services.

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

We engage third-party assessors, consultants, auditors, and experts to strengthen our cybersecurity processes. For example, we utilize third-party services for continuous vulnerability scanning, perimeter testing, Dynamic Application Security Testing (DAST), and penetration testing to identify and address potential security weaknesses in our systems. Additionally, we engage expert architects to help design and maintain secure cloud infrastructures.

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

All press releases, financial reports and other information are available on our website: https://alteritytherapeutics.com/

ALTERITY THERAPEUTICS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alterity Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alterity Therapeutics Limited and its subsidiaries (the “Company”) as of June 30, 2025 and 2024, and the related consolidated statements of profit or loss and other comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended June 30, 2025, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2025 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board.

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

Research and development tax incentive receivable

As described in Notes 1, 2 and 5 to the consolidated financial statements, the Company’s research and development (“R&D”) tax incentive receivable was $3.9 million as of June 30, 2025, which was recorded as other income for the year ended June 30, 2025. Management, with input from an independent specialist, assessed the Company’s R&D activities and related expenditures and applied significant judgement in determining which are eligible for a refundable tax offset under the Australian Government R&D tax incentive scheme, and then recorded the expected R&D tax incentive amount as a receivable in the consolidated statement of financial position and as other income in the consolidated statement of profit or loss and other comprehensive loss.

The principal considerations for our determination that performing procedures relating to the R&D tax incentive receivable is a critical audit matter are the significant judgements made by management to determine whether the R&D activities and related expenditures are eligible for a refundable tax offset under the Australian Government R&D tax incentive scheme. This in turn led to a high degree of auditor subjectivity, judgement and effort in performing procedures to evaluate the audit evidence related to the valuation of the R&D tax incentive receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, amongst others, testing management’s process for determining the R&D tax incentive receivable, which included: (i) evaluating the appropriateness of the methodology used to estimate the amount of the R&D tax incentive receivable; (ii) performing a retrospective comparison of the prior year R&D tax incentive receivable estimate to the amount of cash received in the current year after lodgment of the R&D tax incentive claim to assess the historical accuracy of management’s estimation; (iii) assessing the completeness of the underlying expense data used to determine the R&D tax incentive receivable; and (iv) evaluating, for a selection of eligible expenditures, the accuracy of the expenditure and the reasonableness of management’s assessment of eligibility. The work of management’s specialist was used in performing the procedures to evaluate the reasonableness of the R&D tax incentive receivable. As a basis for using this work, the specialist’s qualifications were understood and the Company’s relationship with the specialist was assessed. The procedures performed also included an evaluation of the methods and significant assumptions used by the specialist and an evaluation of the specialist’s findings.

/s/ PricewaterhouseCoopers

Melbourne, Australia

August 29, 2025

We have served as the Company’s auditor since 2006.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

 (in Australian dollars, except number of shares)

		June 30,
	Notes	2025	2024
Assets
Current Assets
Cash and cash equivalents		33,158,642	12,638,885
Trade and other receivables	5	3,937,607	4,041,675
Other current assets	6	8,774,937	2,356,300

Total Current Assets		45,871,186	19,036,860

Non-Current Assets
Property and equipment		3,848	32,154
Right-of-use assets	13	151,326	154,729

Total Non-Current Assets		155,174	186,883

Total Assets		46,026,360	19,223,743

Liabilities
Current Liabilities
Trade and other payables	7	2,575,490	4,619,947
Provisions	8	875,908	530,699
Other current liabilities		139	100,000
Lease liabilities	13	66,912	107,131
Current tax liabilities		16,280	15,995

Total Current Liabilities		3,534,729	5,373,772

Non-Current Liabilities
Lease liabilities	13	88,545	51,914

Total Non-Current Liabilities		88,545	51,914

Total Liabilities		3,623,274	5,425,686

Net Assets		42,403,086	13,798,057

Equity
Issued capital	10	262,949,462	223,152,985
2025: 9,127,370,686 fully paid ordinary shares
Nil options over fully paid ordinary shares
2024: 5,245,115,318 fully paid ordinary shares
Nil options over fully paid ordinary shares
Reserves	11	5,342,304	4,806,203
Accumulated deficit during the development stage	12	(225,888,680)	(214,161,131)
Total Equity		42,403,086	13,798,057

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in Australian dollars, except number of share and per share amounts)

		Years ended June 30,
	Notes	2025	2024	2023

Interest income	2	446,291	268,419	16,436
Other income	2	7,641,516	4,019,285	3,916,333
Intellectual property expenses		(127,523)	(214,304)	(285,067)
General and administration expenses	3	(5,481,399)	(4,762,643)	(5,056,571)
Research and development expenses	3	(14,404,282)	(18,644,047)	(13,198,583)
Other operating expenses		(87,265)	(5,238)	(29,404)
Other gains / (losses)	3	(67,111)	261,152	917,650
Forfeited options from reserves		-	-	17,150

Loss before income tax expense		(12,079,773)	(19,077,376)	(13,702,056)

Income tax expense	4	(68,055)	(46,088)	(104,459)

Loss for the year		(12,147,828)	(19,123,464)	(13,806,515)

Other comprehensive loss		-	-	-

Total comprehensive loss for the year		(12,147,828)	(19,123,464)	(13,806,515)

Loss per share (basic and diluted - cents per share)	18	(0.19)	(0.52)	(0.57)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share		6,396,924,117	3,648,875,564	2,427,841,917

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2025	2024	2023
Cash Flows from Operating Activities
Payments to suppliers and employees		(17,459,061)	(21,393,136)	(19,943,617)
Interest received		446,291	269,075	15,798
R&D tax refund		5,629,577	8,583,477	-
Interest paid		-	(7,217)	(4,565)
Income tax paid		(68,055)	(58,023)	(103,453)

Net cash flows used in operating activities	14(a)	(11,451,248)	(12,605,824)	(20,035,837)

Cash Flows from Investing Activities
Payments for rental security deposits		-	-	(29,150)
Payments for purchase of plant and equipment		-	(5,722)	(7,311)
Payments for term deposit		(7,500,000)	-	-

Net cash flows used in investing activities		(7,500,000)	(5,722)	(36,461)

Cash Flows from Financing Activities
Proceeds from issue of ordinary shares and other equity securities		42,570,645	10,144,682	316,675
Payment of share issue costs		(2,774,168)	(918,020)	(132,413)
Principal elements of lease payments		(127,097)	(10,370)	(59,922)

Net cash flows generated from financing activities		39,669,380	9,216,292	124,340

Net (decrease)/increase in cash and cash equivalents		20,718,132	(3,395,254)	(19,947,958)

Cash and cash equivalents at beginning of period		12,638,885	15,773,783	34,806,799
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		(198,375)	260,356	914,942
Cash and cash equivalents at end of period	14(b)	33,158,642	12,638,885	15,773,783

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

	Notes	Number of Shares	Issued Capital	Reserves	Accumulated Deficit During Development Stage	Total Equity
Balance, June 30, 2022		2,406,874,578	213,787,061	3,565,918	(181,884,388)	35,468,591
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	33,023,040	316,675	-	-	316,675
Non-cash issuance of options to directors and employees	11(b)	-	-	983,721	-	983,721
Non-cash issuance of options to consultants	11(b)	-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	-	-	-	-	-
Transaction costs from issuance of shares		-	(132,413)	-	-	(132,413)
Expired options		-	-	(560,014)	560,014	-
Forfeited options of reversed to profit or loss		-	-	(17,150)	-	(17,150)
		33,023,040	184,262	406,557	560,014	1,150,833
Net loss		-	-	-	(13,806,515)	(13,806,515)
Total comprehensive loss for the year		-	-	-	(13,806,515)	(13,806,515)
Balance, June 30, 2023		2,439,897,618	213,971,323	3,972,475	(195,130,889)	22,812,909
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	2,798,120,281	10,050,000	-	-	10,050,000
Non-cash issuance of options to directors and employees	11(b)	-	-	881,950	-	881,950
Contributions of equity/Shares to be issued		-	-	45,000	-	45,000
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	7,097,419	49,682	-	-	49,682
Transaction costs from issuance of shares		-	(918,020)	-	-	(918,020)
Expired options		-	-	-	-	-
Forfeited options reversed to profit or loss		-	-	(93,222)	93,222	-
		2,805,217,700	9,181,662	833,728	93,222	10,108,612
Net loss		-	-	-	(19,123,464)	(19,123,464)
Total comprehensive loss for the year		-	-	-	(19,123,464)	(19,123,464)
Balance, June 30, 2024		5,245,115,318	223,152,985	4,806,203	(214,161,131)	13,798,057
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	3,875,826,636	42,547,105	-	-	42,547,105
Non-cash issuance of options to directors and employees	11(b)	-	-	979,920	-	979,920
Contributions of equity/ Shares to be issued		-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	6,428,732	23,540	(23,540)	-	-
Transaction costs from issuance of shares		-	(2,774,168)	-	-	(2,774,168)
Expired options		-	-	(326,544)	326,544	-
Forfeited options		-	-	(93,735)	93,735	-
		3,882,255,368	39,796,477	536,101	420,279	40,752,857
Net loss		-	-	-	(12,147,828)	(12,147,828)
Total comprehensive loss for the year		-	-	-	(12,147,828)	(12,147,828)
Balance, June 30, 2025		9,127,370,686	262,949,462	5,342,304	(225,888,680)	42,403,086

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

Financial Reporting Framework

The financial report of Alterity Therapeutics Limited for the year ended June 30, 2025 was authorized for issue on August 29, 2025.

Alterity Therapeutics Limited is a for-profit entity for the purpose of preparing the financial statements.

The consolidated financial statements of the Group comply with International Financial Reporting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (IASB) and Australian equivalents to International Financial Reporting Standards, as issued by the Australian Accounting Standards Board.

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2025 and the comparative information presented in these financial statements for the years ended June 30, 2024 and 2023.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

Critical accounting estimates, judgments and assumptions (continued)

R&D Tax Incentives

The Australian Government adopted a research and development tax incentive in July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditures incurred and the use of depreciating assets. A 43.5% refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2025, the Group has recorded an item in other income of A$5.4 million (2024: A$4.0 million, 2023: A$3.9 million) to recognize the amount which relates to this period (A$3.9 million).

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilizing sources of cash funding until its research activities have become marketable. The Group has incurred recurring losses since inception including a net loss of $12,147,828 in the year ended June 30, 2025 (2024: $19,123,464) and a net operating cash outflow of $11,451,248 in the year ended June 30, 2025 (2024: $12,605,824). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives.

The Group raised new equity funding, net proceeds totaling $39,669,380 (see Note 10), during the financial year to enable progression of its planned research and development programs.

The Company believes the cash and cash equivalents as of June 30, 2025 will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months from the date of issuance of these consolidated financial statements.

The inability to raise additional capital, as and when needed on acceptable terms, or if at all would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to operate and to develop and commercialize its product candidates, it could be forced to delay, reduce or eliminate some or all of its research and development programs, which would adversely affect its business prospects.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

The following material accounting policies have been adopted in the preparation and presentation of the financial report.

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

(b) Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker (the “CODM”). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer of Alterity Therapeutics Limited. For the current and previous reporting periods, the Group operated in one segment, being research and development into Parkinsonian and other neurodegenerative disorders.

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

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Statement of Profit or Loss and Other Comprehensive Loss except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilized, given the nature of the Group’s business (research and development) and its history of losses.

(d) Property and Equipment

Property and equipment is measured at historical cost less accumulated depreciation and impairment and consists of laboratory equipment, computer equipment, furniture and fittings and leasehold improvements attributable to the Group’s premises at Melbourne, Victoria, Australia and San Francisco, U.S.

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

The classification depends on the entity’s business model for managing the financial assets and the contractual terms of the cash flow. For assets measured at fair value, gains and losses will either be recorded in profit or loss or OCI. For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

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

Measurement

At initial recognition, the Group measures a financial asset at its fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in profit or loss.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(f) Investments and other financial assets (continued)

Assets that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost. Interest income from these financial assets is included in finance income using the effective interest method. Any gain or loss arising on derecognition is recognised directly in profit or loss and presented in other gains/(losses) together with foreign exchange gains and losses. Impairment losses are presented as a separate line item in the consolidated statement of profit or loss.

Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortized cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

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

Recoverable amount is the higher of fair value less costs of disposal and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset (or cash-generating unit) is estimated to be less than its carrying amount, the carrying amount of the asset (or cash-generating unit) is reduced to its recoverable amount. An impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive loss immediately.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is reversed to the revised estimate of its recoverable amount, but only to the extent that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognised in the consolidated statement of profit or loss and other comprehensive loss immediately.

No impairment charges were incurred during the year ended June 30, 2025.

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

As of June 30, 2025, 2024 and 2023, the Group had no capitalized research and development costs.

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

Receivables and payables in the Statement of Financial Position are shown inclusive of GST. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(p) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortized cost using the effective interest method.

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

(v) New Accounting Standards and Interpretations

The Group has adopted all of the new or amended Accounting Standards and Interpretations issued by the International Accounting Standards Board ‘IASB’ and Australian Accounting Standards Board ‘AASB’ that are mandatory for the current reporting period.

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

There were no other new accounting standards and interpretations not yet adopted by the Group for the June 30, 2025 reporting period that are expected to materially impact the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

2. INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2025	2024	2023

Interest income
Interest income	446,291	268,419	16,436
Total interest income	446,291	268,419	16,436

Other income
R&D Tax Incentive (1)	5,438,918	4,019,285	3,914,230
Miscellaneous income (2)	2,202,598	-	2,103
Total other income	7,641,516	4,019,285	3,916,333

Total interest and other income from continuing operations	8,087,807	4,287,704	3,932,769

(1)	A 43.5% R&D Tax incentive refundable tax offset, is available to eligible small companies with an annual aggregate turnover of less than $20 million. For the years ended June 30, 2025, June 30, 2024 and June 30, 2023, the Group was eligible to receive the refundable tax offset. Management, with input from an independent expert, has applied judgement when assessing activities and expenditures that are likely to be eligible under the incentive scheme and therefore recorded $5,438,918, $4,019,285 and $3,914,230 in other income, respectively.

(2)

Miscellaneous income is comprised of other income of $1,975,056 in relation to settlement of a dispute with Catalent, and other income of $227,542 in relation to settlement of an insurance claim in relation to a U.S. employment case.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

3. EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2025	2024	2023

Research and Development Expenses (1)
Employee expenses	2,424,781	2,456,230	2,720,345
Other research and development expenses	12,107,024	16,187,817	10,478,238

General and Administration Expenses
Depreciation on fixed assets	28,307	35,344	37,854
Depreciation on leased assets	111,408	112,185	64,409
Employee expenses (non R&D related)	1,046,530	515,803	926,314
Consultant and director expenses	652,260	321,000	320,500
Audit, internal control and other assurance expenses	460,254	241,828	238,728
Corporate compliance expenses	780,320	790,350	457,215
Insurance expenses	549,408	676,219	721,732
Office rental	(2,253)	(9,674)	68,634
Other administrative and office expenses	520,142	1,028,638	1,032,843
Share based payment expenses	979,920	881,950	966,571
Corporate advisory expenses	355,100	169,000	204,621

Other gains and losses
Foreign exchange (gain)/loss	(259,433)	(261,152)	(917,650)

(1)	Research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

4. INCOME TAX

	Years Ended June 30,
	2025	2024	2023

(a) Income tax expense:
Current tax	77,411	58,463	33,808
Adjustment for current tax of prior periods	(9,356)	(12,375)	70,651
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 25% (2024: 25%, 2023: 25%)	(3,019,943)	(4,769,344)	(3,446,718)
Effect of lower tax rates of tax on overseas income	(14,745)	(11,134)	(6,440)

Add tax effect of:
Under/(Over) provision of income tax in previous year relating to a revision of estimates	(9,356)	(12,375)	70,651
Research and development expenditure (net of tax incentive)	898,066	1,305,112	1,267,940
Other	464,299	377,405	413,976

Deferred tax asset not recognised	1,749,734	3,156,424	1,805,050
Income tax expense attributable to loss before income tax	68,055	46,088	104,459

(c) Potential deferred tax asset as of June 30, 2025, 2024 and 2023 in respect of: tax losses not brought to account is (1)(2):	49,885,043	47,758,242	44,056,899
Temporary differences	6,798,561	6,660,171	3,675,742

(1)

As of June 30, 2025, the Group had a potential tax benefit related to gross tax losses carried forward of $187,632,492 (2024: $179,125,289) and a non-refundable R&D tax offset of $2,126,801 (2024: $3,703,478).

(2)	Unused tax loss amounts are only attributable to the Group’s operations in Australia, as the subsidiary in the United States has no carryforward tax losses as of June 30, 2025. Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

5. TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2025	2024

Accrued interest income	-	157
R&D tax incentive receivable	3,928,563	4,019,286
Goods and services tax receivable	9,044	22,232

Total	3,937,607	4,041,675

R&D tax incentive receivable represents the amount of the financial year 2025 R&D tax incentive the Group expects to recover. For further details, see Note 2.

6. OTHER CURRENT ASSETS

	Years Ended June 30,
	2025	2024

Prepayments	1,233,122	2,315,632
Term deposit (1)	7,500,000	-
Other	41,815	40,668
Total	8,774,937	2,356,300

(1)	Term deposit of 150-day term and maturity date of October 17, 2025.

7. TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2025	2024

Trade creditors	538,276	581,137
Accrued research and development expenses	1,684,726	3,499,960
Accrued professional fees	193,095	234,899
Accrued corporate personnel expenses	139,240	166,063
Other accrued expenses	900	123,457
Other payables	19,253	14,431
Total	2,575,490	4,619,947

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

8. PROVISIONS

	Years Ended June 30,
	2025	2024

Current
Annual leave (1)	631,941	318,694
Long service leave (1)(2)	243,967	212,005

Total	875,908	530,699

Non-Current
Long service leave (2)	-	-

A provision has been recognised for employee entitlements relating to long service leave. In calculating the present value of future cash flows in respect of long service leave, the probability of long service leave being taken is based on historical data. The measurement and recognition criteria relating to employee benefits have been included in Note 1 to this report.

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2025	2024	2023
Annual leave
Carrying amount at start of year	318,694	420,380	371,877
Charged/(credited) to profit or loss -additional provisions recognised	409,646	179,923	272,502
Amounts used during the year	(97,011)	(280,618)	(232,747)
Change in foreign exchange	612	(991)	8,748
Carrying amount at end of year	631,941	318,694	420,380

Long service leave
Carrying amount at start of year	212,005	328,325	298,143
Charged/(credited) to profit or loss -additional provisions recognised	32,901	30,308	30,182
Amounts used during the year	(939)	(146,628)	-
Carrying amount at end of year	243,967	212,005	328,325

Total	875,908	530,699	748,705

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

9. COMMITMENTS AND CONTINGENCIES

There are no contingent liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Group.

In respect of expenditure commitments, refer to Note 15.

10. ISSUED CAPITAL

In February 2025, we received commitments for a capital raising of approximately $40 million by means of a two tranche placement (the Placement) of fully paid ordinary shares. For every three new shares issued, one free attaching option was issued. The number of securities issued to the Placement participants on February 17, 2025 (Tranche 1), April 4, 2025 (Tranche 2) and April 23,2025 (Options) pursuant to ASX Listing Rule 7.1, and which are within the volumes approved by shareholders at the EGM on March 31, 2025, are:

●	3,636,363,636 ordinary shares at A$0.011 (1.1 Australian cents) per share (ASX:ATH); and

●	1,222,300,911 listed Long-Dated Options (each with an exercise price of A$0.028, expiring on February 26, 2027) (ASX: ATHOA).

		Years Ended June 30,
	Notes	2025	2024	2023

(a) Issued Capital
9,127,370,686 (2024: 5,245,115,318) fully paid ordinary shares	10(b)	262,949,462	223,152,985	213,971,323
Nil (2024: Nil) options for fully paid ordinary shares	10(c)	-	-	-

		262,949,462	223,152,985	213,971,323

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10. ISSUED CAPITAL (continued)

(b) Movements in Issued Shares

	June 30,
	2025		2024		2023
	No. of shares	A$	No. of shares	A$	No. of shares	A$
Beginning of the year	5,245,115,318	223,152,985	2,439,897,618	213,971,323	2,406,874,578	213,787,061

Movement during the year	3,882,255,368	39,796,477	2,805,217,700	9,181,662	33,023,040	184,262

End of the year	9,127,370,686	262,949,462	5,245,115,318	223,152,985	2,439,897,618	213,971,323

Details of share issuances are as follows:

Date	Details	Notes	Number	Issue Price	$
Year end June 30, 2022			322,857,900		16,339,071
September 21, 2022	Issue of shares under ATM Facility		9,543,840	0.0135	128,842
March 15, 2023	Issue of shares under ATM Facility		23,479,200	0.0080	187,834)
June 30, 2023	Security issuance costs				(132,413
Year end June 30, 2023			33,023,040		184,263
November 29,2023	Issue of shares under ATM Facility		362,462,762	0.0035	1,268,620
January 8,2024	Issue of shares under ATM Facility		1,008,965,805	0.0035	3,531,380
February 2,2024	Issue of shares under ATM Facility		571,428,556	0.0035	2,000,000)
March 4, 2024	Issue of shares under ATM Facility		855,263,158	0.0038	3,250,000
April 22, 2024	Issue of shares under options exercised		7,097,419	0.0070	49,682
June 30, 2024	Security issuance costs		-		(918,020)
Year end June 30, 2024			2,805,217,700		9,181,662
July 18,2024	Issue of shares under ATM Facility		75,220,800	0.0054	398,645
January 22,2025	Issue of shares under options exercised		95,238	0.0100	952
January 30,2025	Issue of shares under options exercised		6,333,333	0.004	48,873
February 3,2025	Issue of shares under ATM Facility		164,242,200	0.0129	2,122,173
February 17,2025	Issue of Placement shares		1,165,841,830	0.0110	12,824,260
March 14, 2025	Issue of shares under options exercised		161	0.0100	2
April 4, 2025	Issue of Placement shares		2,470,521,806	0.0110	27,175,740
June 30, 2025	Security issuance costs		-		(2,774,168)
Year end June 30, 2025			3,882,255,368		39,796,477

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

(d) Shares Issued after Reporting Date

No shares have been issued after the reporting date.

11. RESERVES

		Years Ended June 30,
	Notes	2025	2024	2023

(a) Share Based Payments
2,683,471,567 (2024: 3,250,009,092, 2023: 170,042,720) options for fully paid ordinary shares	11(c)	5,342,304	4,806,203	3,972,475

		5,342,304	4,806,203	3,972,475

The share-based payment reserve is used to recognize the fair value of options issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options are exercised. When options expire, the amount is transferred from reserve to accumulated losses.

		Years Ended June 30,
	Notes	2025	2024	2023

(b) Warrants/Free-attaching options
2,154,912,180 free-attaching options (2024: 2,868,466,372 free-attaching options, 2023: 674,694,939) for fully paid ordinary shares (1)	11(c)	-	-	-

		-	-	-

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

On April 23, 2025 a total of 1,222,300,911 free attaching options with an exercise price if A$0.028, expiring on February 26, 2027 were issued.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(c)	Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2025		2024		2023
	Number of Options	(A$)	Number of Options	(A$)	Number of Options	(A$)
Beginning of the year	3,250,009,092	4,806,203	170,042,720	3,972,475	184,692,720	3,565,918
Options issued during the year	1,392,300,911	-	3,092,563,791	-	-	-
Expired during the year	(1,947,759,704)	(326,544)	-	-	(13,150,000)	(560,014)
Forfeited during the year	(4,650,000)	(93,735)	(5,500,000)	(93,222)	(1,500,000)	(17,150)
Options exercised during the year	(6,428,732)	(23,540)	-	-	-	-
Shares to be issued	-	-	-	45,000	-	-
Share Based Payment expense	-	979,920	-	881,950	-	983,721
End of the year	2,683,471,567	5,342,304	3,250,009,092	4,806,203	170,042,720	3,972,475

Details of option grants are summarized as follows.

Year ended June 30, 2023:

●	On December 14, 2022, 12,450,000 options expired.

●	On January 31, 2023, 700,000 options expired.

●	On April 3, 2023, 1,500,000 options were forfeited upon resignation of an employee.

Year ended June 30, 2024:

●	On September 11, 2023, 500,000 options were forfeited upon resignation of an employee.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(c) Movements in Options for Fully Paid Ordinary Shares (continued)

Year ended June 30, 2025:

●	On August 1, 2024, 12,000,000 options expired.

●	On August 31, 2024, 1,935,759,704 options expired.

●

On December 30, 2024, 170,000,000 options were issued to the Group’s directors as per resolutions passed at the AGM in November 2024. The options are exercisable at A$0.01 and expire on December 30, 2027.

●	On January 22, 2025, 95,238 options were exercised.

●	On January 30, 2025, 6,333,333 options were exercised.

●	On January 4, 2022, 14,000,000 options were forfeited upon resignation of two Non-Executive Directors.

●	On March 14, 2025, 161 options were exercised.

●	On April 23, 2025, 1,222,300,911 free-attaching options were issued as per the securities placement plan. The options are exercisable at A$0.028 and expire on February 26, 2027.

●	On June 30, 2025, 4,650,000 options were forfeited upon resignation of employees.

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

(e) Options and Warrants Issued after Reporting Date

15,000,000 options were issued under the 2004 ASX Plan after reporting date.

12. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2025	2024	2023

Balance at beginning of year	214,161,131	195,130,889	181,884,388
Net loss for the year	12,147,828	19,123,464	13,806,515
Reclassify expired options from reserves	(326,544)	-	(560,014)
Reclassify forfeited options from reserves	(93,735)	(93,222)	-
Balance at end of year	225,888,680	214,161,131	195,130,889

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13. LEASES

(i)	Amounts recognised in the statement of financial position

The statement of financial position shows the following amounts relating to leases:

	Years Ended June 30,
	2025	2024	2023
Right-of-use assets
Right-of-use assets	151,326	154,729	207,087
Lease liabilities
Current	66,912	107,131	107,177
Non-current	88,545	51,914	103,207
	155,457	159,045	210,384

Additions to the right-of-use assets during the current financial year were $106,834 (2024:$59,031, 2023:$152,817).

(ii)	Amounts recognised in the statement of profit or loss

The statement of profit or loss shows the following amounts relating to leases:

	Years Ended June 30,
	2025	2024	2023
Depreciation of right-of-use assets	111,408	112,185	64,409
Interest expense	6,188	7,217	4,565
Expenses relating to short-term leases (included in general and administration expenses)	-	(9,674)	68,634
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	-	-	-

The total cash outflow for leases in 2025 was $127,097 (2024: $7,913, 2023: $133,121).

(iii)	The Group’s leasing activities and how these are accounted for

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

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

●	fixed payments (including in-substance fixed payments), less any lease incentives receivable

●	variable lease payments that are based on an index or a rate

●	amounts expected to be payable by the lessee under residual value guarantees

●	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

●	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

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

14. CASH FLOW INFORMATION

	Years Ended June 30,
	2025	2024	2023

(a) Reconciliation of Net Loss to Net Cash Flows Used In Operations
Net loss	(12,147,828)	(19,123,464)	(13,806,515)

Non-cash items
Depreciation of property and equipment	28,307	35,344	37,854
Depreciation on leased assets	111,408	112,185	64,409
Others	450,056	-	-
Share-based payment expenses	979,920	881,950	966,571
Foreign exchange loss/(gain)	(259,433)	(261,152)	(917,650)
Fixed asset write off	-	-	10,232
Changes in assets and liabilities
Decrease/(increase) in trade and other receivables	104,068	4,624,029	(3,940,343)
Decrease/(increase) in other current assets (excepting term deposit)	1,081,363	252,986	(968,207)
(Decrease)/increase in trade and other payables	(2,044,457)	1,102,239	(1,560,873)
(Decrease) in other current liabilities	(99,861)	(11,935)	-
Increase/(decrease) in provision for employee entitlements	345,209	(218,006)	78,685

Net cash flows used in operating activities	(11,451,248)	(12,605,824)	(20,035,837)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	33,158,642	12,638,885	15,773,783

Closing cash and cash equivalents balance	33,158,642	12,638,885	15,773,783

(c) Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2025, 2024 and 2023.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

15. EXPENDITURE COMMITMENTS

As of June 30, 2025 and 2024, the Group no longer has short term leases contracted for but not capitalized in the financial statements.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2025, we had research and development termination commitments approximating A$1.7 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritise our research and development programs to reduce expenditures.

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

As of June 30, 2025, equity had been issued to 4 Directors, 1 Key Management Personnel, 7 employees and 3 consultants under the 2004 ASX Plan and 2018 ADS Plan.

As of June 30, 2024, equity had been issued to 3 Directors, 1 Key Management Personnel, 7 employees and 4 consultants under the 2004 ASX Plan and 2018 ADS Plan.

As of June 30, 2023, equity had been issued to 4 Directors, 2 Key Management Personnel, 9 employees and 3 consultants under the 2004 ASX Plan and 2018 ADS Plan.

At the 2004 Annual General Meeting, shareholders authorized the Group to issue in the aggregate up to 12 million ordinary shares under the two plans. This was increased to 22 million ordinary shares at the 2005 Annual General Meeting and further increased to 30 million ordinary shares at the 2007 Annual General Meeting, 45 million ordinary shares at the 2008 Annual General Meeting and 60 million ordinary shares at the 2009 Annual General Meeting. At the September 2020 General Meeting, shareholders authorized the Group to issue up to 157.5 million securities. At the 2020 Annual General Meeting, shareholders authorized the Group to issue up to 200 million ordinary shares. At the 2022 Annual General Meeting, shareholders authorized the Group to issue up to 240 million ordinary shares. At the 2024 Annual General Meeting, shareholders authorized the Group to issue up to 450 million ordinary shares.

The Share Plan Committee, a sub-committee of the Remuneration Committee, administers the two plans and is able to change the terms of the equity issued under them from the default terms.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan and 2018 ADS Plan as follows:

	Years Ended June 30,
	2025		2024		2023
	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)	Number of Options	Weighted Average Exercise Price (A$)
Beginning of the year	381,542,720	0.022	170,042,720	0.047	184,692,720	0.05
Issued during the year	-		217,000,000	0.004	-	-
Exercised during the year	(6,333,333)	0.004	-	-	-	-
Expired during the year	(12,000,000)	.07	-	-	(13,150,000)	0.11
Forfeited during the year	(4,650,000)	0.036	(5,500,000)	0.036	(1,500,000)	0.02

Outstanding at year end	358,559,387	0.021	381,542,720	0.022	170,042,720	0.05

Vested and Exercisable at year end	275,689,612	0.024	195,708,100	0.033	87,280,755	0.06

Options outstanding at the end of the year have the following expiry date and exercise prices:

			Exercise Price	Share options	Share options
Series	Grant Date	Expiry Date	$A	2025	2024
ATHAAB	September 18, 2020	September 17, 2025	0.09	35,000,000	35,000,000
ATHAAD	January 7, 2021	January 6, 2026	0.03	91,392,720	91,392,720
ATHAAE	November 29, 2021	November 29, 2026	0.04	10,000,000	14,250,000
ATHAAF	July 31, 2021	July 31, 2024	0.07	-	12,000,000
ATHAAG	November 21, 2021	November 29, 2026	0.02	11,500,000	11,900,000
ATHAAH	December 21, 2023	December 19, 2026	0.001	8,000,000	8,000,000
ATHAA	March 13, 2024	March 13, 2029	0.004	20,166,667	26,500,000
ATHAB	March 13, 2024	March 13, 2029	0.005	62,500,000	62,500,000
ATHAC	March 21, 2024	March 21, 2029	0.003	120,000,000	120,000,000
			Total	358,559,387	381,542,720
Weighted average remaining contractual life of options outstanding at end of period.				2.37 years	3.28 years

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Model inputs –

The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

		Exercise Price per Share	Share Price at Grant Date	Expected Share Price	Years to	Dividend	Risk-free Interest	Fair Value per Options
Series	Grant Date	A$	A$	Volatility	Expiry	Yield	Rate	A$
ATHAAB	September 18,2020	0.09	0.05	98.00%	5.00	0%	0.43%	0.032
ATHAAD	January 7,2021	0.03	0.032	139.52%	5.00	0%	0.38%	0.028
ATHAAE	November 29, 2021	0.04	0.025	138.47%	5.00	0%	1.35%	0.021
ATHAAF	July 31, 2021	0.07	0.034	169.42%	5.00	0%	0.13%	0.027
ATHAAG	November 29, 2021	0.02	0.0238	138.47%	5.00	0%	1.35%	0.021
ATHAAH	December 21, 2023	0.01	0.0065	133.87%	3.00	0%	3.67%	0.005
ATHAA	March 13, 2024	0.004	0.004	158.31%	5.00	0%	3.47%	0.004
ATHAB	March 13, 2024	0.004	0.004	158.31%	5.00	0%	3.47%	0.004
ATHAC	March 21, 2024	0.003	0.004	158.83%	5.00	0%	3.48%	0.004

Information with respect to the number of shares issued under the stock option plan as follows:

	Years Ended June 30,
	2025	2024	2023
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Issued during the year	-	-	-

End of the financial year	13,277,715	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2025, 2024 and 2023.

17. SUBSEQUENT EVENTS

On July 3, 2025, the Group issued 15,000,000 options with exercise price of $0.01 and 5 year expiry under the Group’s ASX Employee Share Plan.

On July 28, 2025, Alterity Therapeutics announced positive topline data form the open-label phase 2 clinical trial of ATH434 in Multiple System Atrophy.

On August 15, 2025, the Group issued 11,500,000 options with exercise price of $0.013 and 5 year expiry under the Group’s ASX Employee Share Plan, and 314,400,200 options with exercise price of US$0.0086 and 5 year expiry under the Group’s ADS Employee Share Plan,

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

18. LOSS PER SHARE

	Years Ended June 30,
	2025	2024	2023

Basic and diluted loss per share (cents per share)	(0.19)	(0.52)	(0.57)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share	6,396,924,117	3,648,875,564	2,427,841,917

The options and warrants in place do not have the effect of diluting the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share. Please refer to Note 11 and Note 16 for options and warrants on issue which were assessed to be antidilutive.

19. KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2025	2024	2023

Short-term employee benefits	1,522,550	1,551,075	1,727,020
Post-employment benefits	18,720	38,486	42,444
Long-term benefits	-	(6,616)	7,215
Termination benefits	-	10,215	-
Share-based payments	802,128	520,055	764,175
	2,343,398	2,113,215	2,540,854

20. AUDITORS’ REMUNERATION

	Years Ended June 30,
	2025	2024	2023

- Audit and review of financial statements (1)	248,000	248,200	246,400
- Other audit services (2)	72,000	95,500	52,000

	320,000	343,700	298,400

1.	Audit and review of financial statements consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client.
2.	Included in the balance are amounts related to additional regulatory filings during the 2025 financial year. All services provided are considered audit services for the purpose of SEC classification.

PricewaterhouseCoopers was appointed as the Group’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Group’s Auditors to be appointed at the Group’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Group’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2025, 2024 and 2023 financial years.

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

Please refer to Note 19 for Key Management Personnel Remuneration detail.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22. SEGMENT INFORMATION

The Group’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Group’s performance and determine the allocation of resources. The Group has identified one reportable segment as a whole and this covers research into Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease, and other neurodegenerative disorders.

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

The following financial assets and liabilities are subject to foreign currency risk, the currency of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2025	2024
	A$	A$
Cash and cash equivalents (USD)	1,544,448	225,722
Trade and other payables (USD)	(495,145)	(507,820)
Trade and other payables (£GBP)	796	(3,834)
Trade and other payables (JPY)	-	(2,992)
Total exposure	1,050,099	(288,924)

As shown in the table above, the Group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

Based on the financial instruments held as of June 30, 2025, had the Australian dollar weakened/strengthened by 1.77%
(2024: 0.35%, 2023: 3.6%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$18,933 higher/lower (2024: A$1,000 higher/lower).

(ii)	Interest Rate Risk

Interest rate risk is the risk to the Group’s earnings and equity arising from movements in interest rates. The Group’s main interest rate risk arises from cash deposits.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a)	Market Risk (continued)

The Group’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2025, the Group had the following cash accounts:

●	A$2,423,027 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2025;

●	A$40,142 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2025;

●	A$8,027,852 in an Australian dollar cash maximiser account at an interest rate of 3.6% as of June 30, 2025;

●	A$500,266 in an Australian dollar transaction account at an interest rate of 1.05% as of June 30, 2025;

●	A$28,125,744 in six Australian dollar term deposit accounts with interest rates within a range of 1.5% to 4.82% as of June 30, 2025;

●	U.S.$160,769 (A$246,146) in a U.S. checking account at an interest rate of 0.00% as of June 30, 2025;

●	U.S.$29,069 (A$44,381) in U.S. Airwallex accounts at an interest rate of 0.00% as of June 30, 2025;

●	U.S.$821,384 (A$1,254,022) in a U.S. checking account at an interest rate of 0.00% as of June 30, 2025;

●	(A$2,835) in a Visa Credit card account at an interest rate of 0.00% as of June 30, 2025.

At June 30, 2024, the Group had the following cash accounts:

●	A$11,529,456 in an Australian dollar cash maximiser account at an interest rate of 2.7% as of June 30, 2024;

●	A$705,952 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2024;

●	A$182,048 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2024;

●	U.S.$138,388 (A$207,581) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2024;

●	U.S.$12,094 (A$18,141) in U.S. Airwallex accounts at an interest rate of 0.00% as of June 30, 2024

●	(A$4,293) in a Visa Credit card account at an interest rate of 0.00% as of June 30, 2024.

At June 30, 2023, the Group had the following cash accounts:

●	A$27,457 in an Australian dollar cash maximiser account at an interest rate of 1.44% as of June 30, 2023;

●	A$61,518 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2023;

●	A$18,864 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2023;

●	U.S.$10,279,099 (A$15,473,231) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2023;

●	A$42,713 in a 90 days term deposit at a fixed interest rate of 3.85% which matures on August 28, 2023;

●	A$150,000 in a 90 days term deposit at a fixed interest rate of 3.85% which matures on September 2, 2023;

The weighted average interest rate is 3.36% for cash and cash equivalents and 4.75% for other current assets and apart from usual variances in general rates of interest the Group is not exposed to any significant interest rate risk.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a)	Market Risk (continued)

Receivables and payables are non-interest bearing.

The Group’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

	Floating	Fixed Interest Maturing in (A$)		Non-Interest		Average
June 30, 2025	Interest Rate (A$)	1 year or less	1-5 years	bearing (A$)	Total (A$)	Interest Rate
Financial Assets
Cash and cash equivalents	30,698,409	(2,835)	-	2,463,168	33,158,642	3.130%
Trade and other receivables	-	-	-	3,937,607	3,937,607
Other current assets	-	7,531,050	-	10,765	7,541,815	4.40%

Total Financial Assets	30,698,409	7,528,215	-	6,411,540	44,638,064

Financial Liabilities
Trade and other payables	-	-	-	(2,575,490)	(2,575,490)
Lease liabilities	-	(66,912)	(88,545)	-	(155,457)

Total Financial Liabilities	-	(66,912)	(88,545)	(2,575,490)	(2,730,947)

	Floating	Fixed Interest Maturing in (A$)		Non-Interest		Average
June 30, 2024	Interest Rate (A$)	1 year or less	1-5 years	bearing (A$)	Total (A$)	Interest Rate
Financial Assets
Cash and cash equivalents	11,529,456	(4,293)	-	1,113,722	12,638,885	2.463%
Trade and other receivables	-	-	-	4,041,675	4,041,675
Other current assets	-	30,091	-	10,577	40,668	3.515%

Total Financial Assets	11,529,456	25,798	-	5,165,974	16,721,228

Financial Liabilities
Trade and other payables	-	-	-	(4,619,947)	(4,619,947)
Lease liabilities	-	(107,131)	(51,914)	-	(159,045)
Other current liabilities	-	-	-	(100,000)	(100,000)

Total Financial Liabilities	-	(107,131)	(51,914)	(4,719,947)	(4,878,992)

(b)	Credit Risk

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

	Maturities of Financial Liabilities
2025	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(2,575,490)	-	-	(2,575,490)	(2,575,490)
Lease liabilities	(33,456)	(33,456)	(88,545)	(155,457)	(155,457)
Total	(2,608,946)	(33,456)	(88,545)	(2,730,947)	(2,730,947)

2024	Less than 6 months	6-12 months	Greater than 12 months and less than 5 years	Total contracted cash flows	Carrying amounts

Trade and other payables	(4,619,947)	-	-	(4,619,947)	(4,619,947)
Lease liabilities	(53,566)	(53,565)	(51,914)	(159,045)	(159,045)
Total	(4,673,513)	(53,565)	(51,914)	(4,778,992)	(4,778,992)

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(d)	Capital Risk Management

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Group may issue new shares or reduce its capital, subject to the provisions of the Group’s constitution. The capital structure of the Group consists of equity attributed to equity holders of the Group, comprising contributed equity, reserves and accumulated losses disclosed in Notes 10, 11 and 12. By monitoring undiscounted cash flow forecasts and actual cash flows provided to the Board by the Group’s Management, the Board monitors the need to raise additional equity from the equity markets.

(e)	Fair Value Estimation

The carrying amount of financial assets and financial liabilities recorded in the financial statements represents their respective fair values, determined in accordance with the accounting policies disclosed in Note 1 to the financial statements.

24. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	June 30,
	2025	2024
Statement of financial position
Current assets	44,678,130	19,018,719
Non-current assets	68,329	147,018
Total assets	44,746,459	19,165,737

Current liabilities	(3,514,494)	(5,101,935)
Non-current liabilities	(1,421)	(1,151,157)
Total liabilities	(3,515,915)	(6,253,092)

Shareholders’ equity
Contributed equity	262,948,046	223,151,570
Reserves	5,342,304	4,806,203
Accumulated losses	(227,059,806)	(215,045,128)

Total equity	41,230,544	12,912,645

Statement of profit or loss and other comprehensive loss
Loss for the year	(12,448,395)	(19,355,765)

Total comprehensive loss for the year	(12,448,395)	(19,355,765)

ADDITIONAL AUSTRALIAN FINANCIAL REPORTING REQUIREMENTS

CONSOLIDATED ENTITY DISCLOSURE STATEMENT

Name of entity	Type of entity	Trustee, partner or JV	% of Share Capital	Place of Incorporation	Australian or foreign resident	Foreign jurisdiction of foreign residents
Alterity Therapeutics Limited	Body Corporate	-	100%	Australia	Australian	n/a
Alterity Therapeutics Inc	Body Corporate	-	100%	United States of America	Foreign	United States of America
Alterity Therapeutics UK Ltd	Body Corporate	-	100%	United Kingdom	Foreign	United Kingdom

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

Determination of tax residency

Section 295 (3A)(vi) of the Corporation Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as there are different interpretations that could be adopted, and which could give rise to a different conclusion on residency. In determining tax residency, the consolidated entity has applied the following interpretations:

●	Australian tax residency. The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner’s public guidance in Tax Ruling TR 2018/5

●	Foreign tax residency. Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001).

Australian Disclosure Requirements

Directors’ Declaration

In the Directors’ opinion:

a)	the financial statements and notes set out on pages F-1 to F-41 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the consolidated entity’s financial position as at June 30, 2025 and of its performance for the financial year ended on that date, and

b)	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

c)	the consolidated entity disclosure statement on page F-42 is true and correct.

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

/s/ Geoffrey Kempler
Chairman
Melbourne

August 29, 2025

ITEM 19. EXHIBITS

Index to Exhibits.

		Incorporated by Reference
Exhibit Number	Exhibit Description	Form	Exhibit	Filing Date/ Period End Date

1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

2.2	Certificate of Registration on Change of Name.	F-3	4.2	5/13/19

2.3	Rights Attached to Ordinary Shares.	20-F	2.3	09/26/24

4.1	2018 American Depository Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.2	2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

4.3	Sales Agreement dated February 15, 2024 between Alterity Therapeutics Limited and JonesTrading Institutional Services LLC	6-K	1.1	02/15/2024

8.1	List of Subsidiaries of the Registrant.	20-F	8.1	09/26/24

11.1*	Securities Trading Policy	20-F	11.1	09/26/24

12.1*	Certification of Chief Executive Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

15.2*	Auditor’s independence declaration.

97.1*	Incentive-Based Compensation Recovery Policy Effective November 1, 2023

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this report on its behalf.

Alterity Therapeutics Limited

By:	/s/ David A. Stamler
David A. Stamler
Chief Executive Officer

Dated August 29, 2025