Form 20-F
period 2026-06-30
ALTERITY THERAPEUTICS LTD
filed 2026-08-28
CIK 1131343

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2026

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

Level 15, 500 Collins Street, Melbourne, VIC 3000, Australia

(Address of principal executive offices)

David Stamler, Chief Executive Officer

Level 15, 500 Collins Street, Melbourne, VIC 3000, Australia

+61 3 9349 4906 (phone)

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing 12 Ordinary Shares	ATHE	Nasdaq Capital Market

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

Ordinary Shares, as of June 30, 2026: 217,508,862

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements.  ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

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

INTRODUCTION

Alterity Therapeutics Limited (formerly Prana Biotechnology Limited) was incorporated under the laws of the Commonwealth of Australia on November 11, 1997. Our mission is to develop therapeutic drugs designed to treat neurodegenerative diseases, currently focusing on Parkinsonian and other movement disorders.

The principal listing of our ordinary shares and listed options to purchase our ordinary shares is on the Australian Securities Exchange, or ASX. Since September 5, 2002, our American Depositary Shares, or ADSs, have traded on the Nasdaq Capital Market under the symbol “PRAN.” On April 8, 2019, we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. The Bank of New York, acting as depositary, issues American Depositary Receipts, or ADRs, each of which evidences an ADS, which in turn represents 12 of our ordinary shares. As used in this annual report, the terms “we”, “us”, “our”, “the Company”, “the Group” and “Alterity” mean Alterity Therapeutics Limited and its subsidiaries, unless otherwise indicated.

Our consolidated financial statements appearing in this annual report are prepared in Australian dollars and in accordance with the International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB and Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board.

Australian Disclosure Requirements

Our ordinary shares are primarily quoted on the Australian Securities Exchange (“ASX”) in addition to the listing of our ADSs on the Nasdaq Capital Market. As part of our ASX listing, we are required to comply with additional disclosure requirements as set out under the Australian Corporations Act 2001 and the ASX Listing Rules. Information furnished under the sub-heading “Australian Disclosure Requirements” is intended to comply with the ASX Listing Rules and Corporations Act 2001 disclosure requirements and is not intended to fulfill information required by this Annual Report on Form 20-F.

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

Risks Related to Our Financial Condition

●

We have a history of operating losses and will continue to incur losses whilst conducting clinical trials. However, we also have a history of successfully raising funds via equity capital raisings, and as a result, we have a strong cash position for the fiscal year ended June 30, 2026. Our continuing viability is subject to our ability to raise additional capital to finance the continuation of our planned research and development programs, maintain implemented cost containment and deferment strategies, and successfully commercialise our initiatives. The Group successfully raised new equity funding during the 2026 financial year to enable the progression of our planned research and development programs for at least the next 12 months.

●	We will require substantial additional funding to operate our business and support the planned Phase 3 development of ATH434, and such funding may not be available on acceptable terms, or at all.

Risks Related to Our Business

●	Our business depends substantially on the success of ATH434, our lead product candidate, and setbacks in the planned Phase 3 development of ATH434 could materially harm us.

●

We rely on research institutions to conduct our clinical trials and we may not be able to secure and maintain research institutions to conduct our future trials. The institutions that we work with have their own limits and procedures that will influence or limit our ability to conduct research and development and the conduct of clinical trials.

●	Clinical trials as they relate to our business are expensive and time-consuming and their outcome is uncertain.

●	Acceptance of our products in the marketplace is uncertain and failure to achieve market acceptance will negatively impact our business and operations.

●	We lack internal manufacturing capabilities and rely on third parties, and delays in supplying or scaling clinical materials to required standards, including for any planned pivotal Phase 3 trial and business.

●	The failure to establish sales, marketing and distribution capability would materially impair our ability to successfully market and sell our pharmaceutical products.

Risks Related to Government Regulation

.

●	If we do not obtain the necessary governmental approvals, we will be unable to develop or commercialise our pharmaceutical products.

●	Positive results in previous clinical trials of product candidates may not be replicated in future clinical trials, which could result in development delays or a failure to obtain marketing approval.

●	Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

Risks Related to Intellectual Property

●

Our success depends upon our ability to protect our intellectual property and our proprietary technology, to operate without infringing the proprietary rights of third parties and to obtain marketing exclusivity for our products and technologies.

●	We may face difficulties in certain jurisdictions in protecting our intellectual property rights, which may diminish the value of our intellectual property rights in those jurisdictions.

●	Tariff policies and potential countermeasures could increase our costs and disrupt our global supply chain, which could negatively impact the results of our operations.

Risks Related to Our Compliance with the Sarbanes-Oxley Act of 2002

●

We may fail to maintain effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which could adversely affect our operating results, investor confidence in our reported financial information, and the market price of our ordinary shares and ADSs.

●	Material weaknesses in our disclosure controls and procedures could negatively affect shareholder and customer confidence.

Risks Related to Ownership of Our Securities

●	Our stock price will likely be volatile.

●	There is a substantial risk that we may be a passive foreign investment company, or PFIC, to some U.S. investors which will subject those investors to adverse tax rules.

●	If we fail to maintain compliance with Nasdaq’s continued listing requirements, our shares may be delisted from the Nasdaq Capital Market.

●	We are currently operating in a period of economic uncertainty and capital markets disruption, which has been significantly impacted by geopolitical instability.

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

Risks Related to Our Business

Our business depends substantially on the success of ATH434, our lead product candidate. If we are unable to advance ATH434 through Phase 3 development, obtain regulatory approval, or successfully commercialise it, our business would be materially harmed.

Alterity is currently focused on developing disease-modifying therapies for MSA and other Parkinsonian disorders, and ATH434 is our lead asset currently being developed for the treatment of MSA. In January 2026, we stated that a key objective for 2026 was to finalise our regulatory strategy with the FDA and initiate clinical trial activities for Phase 3 in MSA by the end of the calendar year. In March 2026, we disclosed positive FDA feedback on certain clinical pharmacology and non-clinical development elements of the program and in April 2026 we disclosed positive FDA feedback on certain chemistry, manufacturing, and control elements of the planned Phase 3 program.  In June 2026, we disclosed the successful outcome of our End-of-Phase 2 (EOP2) meeting with the FDA, achieving alignment on the key elements of our registrational Phase 3 program for ATH434 in MSA. Because our business is concentrated around ATH434, any setback in the clinical development, regulatory strategy, manufacturing scale-up, financing, or commercialisation of ATH434 could materially harm our business, prospects, financial condition and results of operations.

The transition from Phase 2 to a pivotal Phase 3 program may require significant additional capital, expanded manufacturing readiness, larger and more complex clinical operations, and continued alignment with regulators. Even positive Phase 2 data and favourable interim regulatory feedback does not ensure that a Phase 3 trial will commence on the timeline we expect, that later-stage data will replicate earlier findings, or that ATH434 will receive marketing approval or achieve commercial success. If ATH434 is delayed, fails, or does not support a registrational strategy in MSA or other indications, we may need to delay, reduce or discontinue development activities, which would materially adversely affect our business.

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

Our research programs are based on scientific hypotheses and experimental approaches that may not lead to desired results. In addition, the timeframe for obtaining proof of principle and other results may be considerably longer than originally anticipated, or may not be possible given time, resource, financial, strategic and collaborator scientific constraints. Success in one stage of testing is not necessarily an indication that a particular program will succeed in later stages of testing and development. It is not possible to predict whether any of the candidate products designed for these programs will prove to be safe, effective, and suitable for human use. Each candidate product will require additional research and development, scale-up, formulation and extensive clinical testing in humans. Unsatisfactory results obtained from any of these activities relating to a program may cause us to abandon our commitment to that program or product candidate being tested. The discovery of toxicities, lack of sufficient efficacy or safety, unacceptable pharmacology, inability to increase scale of manufacture, market attractiveness, regulatory hurdles, competition, as well as other factors, may make our targets, lead therapies or product candidates unattractive for further development or unsuitable for human use, and we may abandon our commitment to that program, target, or product candidate.

Clinical trials as they relate to our business are expensive and time-consuming and their outcome is uncertain.

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

We do not know whether planned clinical trials will begin on time or whether we will complete any of our clinical trials on schedule or at all. Our ability to commence and complete clinical trials may be delayed by many factors, including:

●	government or regulatory delays, including delays in obtaining approvals from applicable hospital ethics committees and internal review boards;

●	slower than expected patient enrollment;

●	our inability to manufacture sufficient quantities of our new proprietary compound or our other product candidates or matching controls;

●	unforeseen safety issues;

●	lack of efficacy or unacceptable toxicity during the clinical trials or non-clinical studies; or

●	public health crises, government shutdowns, withdrawn funding or supply chain disruptions affecting regulatory inspections, trial recruitment, drug supply or the availability of key trial materials.

Patient enrollment is a function of, among other things, the nature of the clinical trial protocol, the existence of competing protocols, the size and longevity of the target patient population, and the availability of patients who comply with the eligibility criteria for the clinical trial. Delays in planned patient enrollment may result in increased costs, delays or termination of the clinical trials. Moreover, we rely on third parties such as clinical research organisations to assist us in clinical trial management functions including: clinical trial database management, statistical analyses, site management and monitoring. Any failure by these third parties to perform under their agreements with us may cause the trials to be delayed or result in a failure to complete the trials.

If we experience delays in testing or approvals or if we need to perform more, larger or more complex clinical trials than planned, our product development costs will likely increase. Significant delays could adversely affect the commercial prospects of our product candidates and our business, financial condition and results of operations. These risks may be heightened as we prepare for a pivotal Phase 3 program in MSA, which is expected to require substantial operational, manufacturing and regulatory coordination.

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

We lack the resources to manufacture any of our product candidates and rely on collaborators and third-party contractors. Delays in manufacturing sufficient quantities of such materials to the required standards for pre-clinical and clinical trials, including any planned pivotal Phase 3 trial, may negatively impact our business and operations.

We lack the resources to manufacture any of our product candidates on a clinical or commercial scale and do not currently have, nor do we plan to acquire, the infrastructure or capability internally to manufacture our clinical drug supplies for use in the conduct of our clinical trials. We rely on collaborators and/or third parties for development, scale-up, formulation, optimisation, management of clinical trial and commercial scale manufacturing and commercialisation. There are no assurances we can scale-up, formulate or manufacture any product candidate in sufficient quantities with acceptable specifications for the conduct of our clinical trials, including any planned pivotal Phase 3 trial, or for the regulatory agencies to grant approval of such product candidate. While we recently disclosed positive FDA feedback on certain chemistry, manufacturing, and control elements of the planned Phase 3 program, there can be no assurance that we will successfully complete manufacturing scale-up or supply sufficient quantities of ATH434 for any planned pivotal Phase 3 trial or for commercialisation, if approved. We have not yet commercialized any products and have no commercial manufacturing experience. To be successful, our products must be properly formulated, scalable, stable and safely manufactured in clinical trial and commercial quantities in compliance with good manufacturing practices (“GMP”) and other regulatory requirements and at acceptable costs. Should any of our suppliers or our collaborators be unable to supply or be delayed in supplying us with sufficient supplies, no assurance can be given that we will be able to find alternative means of supply in a short period of time. Should such parties’ operations suffer a material adverse event, the manufacturing of our products would also be adversely affected. Furthermore, key raw materials could become scarce or unavailable. We may not be able to meet specifications previously established for product candidates during scale-up and manufacturing.

There may be a limited number of third parties who can manufacture our products. Our reliance on third parties to manufacture our product candidates exposes us and our partners to risks including the following, any of which could delay or prevent the commercialisation of our products, result in higher costs, or deprive us of potential product revenue:

●

Contract manufacturers can encounter difficulties in achieving the scale-up, optimisation, formulation, or volume production of a compound as well as maintaining quality control with appropriate quality assurance. They may also experience shortages of qualified personnel. Contract manufacturers are required to undergo a satisfactory GMP inspection prior to regulatory approval and are obliged to operate in accordance with the U.S. Food and Drug Administration, or FDA, International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (“ICH”), European and other nationally mandated GMP regulations and/or guidelines governing manufacturing processes, stability testing, recordkeeping and quality standards. A failure of these contract manufacturers to follow GMP and to document their adherence to such practices or failure of an inspection by a regulatory agency may lead to significant delays in the availability of our product candidate materials for clinical study, leading to delays in our trials.

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

Our ability to commercialise our products successfully will depend in part on the extent to which reimbursement for the cost of our products and related treatment will be available from government health administration authorities, private health coverage insurers and other organisations. Third-party payors, such as government and private health insurers, are increasingly challenging the price of medical products and services. Uncertainty exists as to the reimbursement status of newly approved health care products and in foreign markets, including the United States. If third-party coverage is not available to patients for any of the products we develop, alone or with collaborators, the market acceptance of these products may be reduced, which may adversely affect our future revenues and profitability. In addition, cost containment legislation and reductions in government insurance programs may result in lower prices for our products and could materially adversely affect our ability to operate profitably.

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

In the ordinary course of business, we collect, receive, store, process, generate, use, transfer, disclose, make accessible, protect, secure, dispose of, transmit, and share (collectively, "process") personal data and other sensitive information including proprietary and confidential business data, trade secrets, intellectual property, data we collect about trial participants in connection with clinical trials, and other sensitive third-party data. Our data processing activities subject us to numerous data privacy and security obligations, such as various laws, regulations guidance, industry standards, external and internal privacy and security policies, contractual requirements, and other obligations relating to data privacy and security.

In the United States, federal, state, and local governments have enacted numerous data privacy and security laws, including data breach notification laws, personal data privacy laws, consumer protection laws (e.g. Section 5 of the Federal Trade Commission Act), and other similar laws (e.g., wiretapping laws). For example HIPAA, as amended by HITECH, imposes specific requirements relating to the privacy, security, and transmission of individually identifiable health information. In the past few years, numerous U.S. states, including California, Virginia, Colorado, Connecticut, and Utah, have enacted comprehensive privacy laws that impose certain obligations on covered businesses, including providing specific disclosures in privacy notices and affording residents with certain rights concerning their personal data. As applicable, such rights may include the right to access, correct, or delete certain personal data, and to opt out of certain data processing activities, such as targeted advertising, profiling, and automated decision-making. The exercise of these rights may impact our business and ability to provide our products and services. Certain states also impose stricter requirements for processing certain personal data, including sensitive information, such as conducting data privacy impact assessments. These state laws allow for statutory fines for noncompliance. For example, the California Consumer Privacy Act of 2018 (“CCPA”) applies to personal data of consumers, business representatives, and employees, and requires businesses to provide specific disclosures in privacy notices and honor requests of California residents to exercise certain privacy rights. The CCPA provides for civil penalties of up to $7,500 per violation and allows private litigants affected by certain data breaches to recover significant statutory damages. Similar laws are being considered in several other states, as well as at the federal and local levels, and we expect more states to pass similar laws in the future.

The CCPA and other comprehensive U.S. state privacy laws exempt some data processed in the context of clinical trials, but these developments may further complicate compliance efforts and increase legal risk and compliance costs for us and the third parties with whom we work.

Outside the United States, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union's General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR (“UK GDPR”)(collectively, “GDPR”), Brazil's General Data Protection Law (Lei Geral de Protecão de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018), and China's Personal Information Protection Law (“PIPL”) impose strict requirements for processing personal data. For example, under the GDPR, companies may face temporary or definitive bans on data processing and other corrective actions, fines of up to 20 million Euros / 17.5 million pounds sterling, or 4% of annual global revenue, whichever is greater; or private litigation related to processing of personal data brought by classes of data subjects or consumer protection organizations authorized at law to represent their interests. China’s PIPL imposes a set of specific obligations on covered businesses in connection with their processing and transfer of personal data and imposes fines of up to RMB 50 million or 5% of the prior year’s total annual revenue of the violator. In Canada, the Personal Information Protection and Electronic Documents Act (“PIPEDA”) and various related provincial laws, as well as Canada's Anti-Spam Legislation (“CASL”), may apply to our operations. We may be subject to new and emerging data privacy and security regimes, including Australia's Privacy Act, China's Personal Information Protection Law, Japan's Act on the Protection of Personal Information, and Singapore's Personal Data Protection Act.

In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the United Kingdom (“UK”) have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it believes are inadequate. Other jurisdictions may adopt similarly stringent interpretations of their data localization and cross-border data transfer laws. Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework and the UK extension thereto (which allows for transfers to relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate our business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups. Some European regulators have ordered certain companies to suspend or permanently cease certain transfers out of Europe for allegedly violating the GDPR's cross-border data transfer limitations.

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

Even if approved, any product candidates that we may develop and market may be later withdrawn from the market or subject to promotional limitations.

We may not be able to obtain the labeling claims necessary or desirable for the promotion of our product candidates if approved. We may also be required to undertake post-marketing clinical trials. If the results of such post-marketing studies are not satisfactory or if adverse events or other safety issues arise after approval, the FDA or a comparable regulatory agency in another country may withdraw marketing authorisation or may condition continued marketing on commitments from us or our subsidiaries that may be expensive or time-consuming to complete. In addition, if we or others identify adverse side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our or our subsidiaries’ products, additional clinical trials, changes in labeling of our products and additional marketing applications may be required. Any reformulation or labeling changes may limit the marketability of such products if approved.

Healthcare reform measures and other statutory or regulatory changes could adversely affect our business.

In both the United States and certain foreign jurisdictions, there have been a number of legislative and regulatory proposals to change the healthcare system in ways that could impact our business. For example, the Patient Protection and Affordable Care Act and the Health Care and Education Affordability Reconciliation Act of 2010 (collectively, the “ACA”), enacted in March 2010, substantially changes the way healthcare is financed by both governmental and private insurers, and significantly impacts the pharmaceutical industry. With regard to pharmaceutical products, among other things, the ACA is expected to expand and increase industry rebates for drugs covered under Medicaid programs and make changes to the coverage requirements under the Medicare D program. Legislative and regulatory proposals impacting upon the healthcare system are submitted regularly and the existing framework in force in various jurisdictions may not apply in the short to long term. We cannot fully predict the impact of the ACA on our company as many of the ACA reforms require the promulgation of detailed regulations implementing the statutory provisions which has not yet been completed.

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

The Biden administration also introduced various measures in 2021 focusing on healthcare and drug pricing, in particular. For example, on January 28, 2021, former President Biden issued an executive order that initiated a special enrollment period for purposes of obtaining health insurance coverage through the Affordable Care Act marketplace, which began on February 15, 2021, and remained open through August 15, 2021. The executive order also instructed certain governmental agencies to review and reconsider their existing policies and rules that limit access to healthcare, including among others, reexamining Medicaid demonstration projects and waiver programs that include work requirements and policies that create unnecessary barriers to obtaining access to healthcare through Medicaid or the Affordable Care Act. On the legislative front, the American Rescue Plan Act of 2021 was signed into law on March 11, 2021, which, in relevant part, eliminates the statutory Medicaid drug rebate cap, currently set at 100% of a drug’s average manufacturer price, for single source drugs and innovator multiple source drugs, which began on January 1, 2024. And, in July 2021, the Biden administration released an executive order entitled, “Promoting Competition in the American Economy,” with multiple provisions aimed at prescription drugs. In response, on September 9, 2021, HHS released a “Comprehensive Plan for Addressing High Drug Prices” that outlines principles for drug pricing reform and sets out a variety of potential legislative policies that Congress could pursue as well as potential administrative actions HHS can take to advance these principles.

On August 16, 2022, former President Biden signed into law the Inflation Reduction Act of 2022 (the “IRA”), which, among other provisions, included several measures intended to lower the cost of prescription drugs and related healthcare reforms. Specifically, the IRA authorizes and directs the Department of Health and Human Services (the “DHHS”) to set drug price caps for certain high-cost Medicare Part B and Part D qualified drugs, with the initial list of drugs announced on August 29, 2023, and the first year of maximum price applicability beginning in 2026. The IRA further authorizes the DHHS to penalize pharmaceutical manufacturers that increase the price of certain Medicare Part B and Part D drugs faster than the rate of inflation. Finally, the IRA created significant changes to the Medicare Part D benefit design by capping Part D beneficiaries’ annual out-of-pocket spending at $2,000 beginning in 2025.

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

The pharmaceutical and biotechnology industries are subject to extensive regulation, and from time to time legislative bodies and governmental agencies consider changes to such regulations that could have a significant impact on industry participants. For example, in light of certain highly-publicised safety issues regarding certain drugs that had received marketing approval, the U.S. Congress has considered various proposals regarding drug safety, including some of which would require additional safety studies and monitoring and could make drug development more costly. The implementation of cost containment measures or other healthcare system reforms may prevent us from being able to generate revenue, attain profitability, or commercialise our products. Such reforms could have an adverse effect on anticipated revenues from product candidates we may successfully develop and for which we may obtain regulatory approval and may affect our overall financial condition and results of operations. In addition, it is possible that there will be further legislation or regulation that could harm our business, financial condition and results of operations.

Disruptions at the FDA and other government agencies caused by leadership changes, changes to regulatory approach, layoffs, funding shortages or global health concerns could negatively impact our business

The ability of the FDA to review proposed clinical trials or approve new products can be affected by a variety of factors, including government budget and funding levels, statutory, regulatory, and policy changes, the FDA’s ability to hire and retain key personnel and accept the payment of user fees, and other events that may otherwise affect the FDA’s ability to perform routine functions. In addition, government funding of other government agencies that fund research and development activities is subject to the political process, including executive and congressional priorities, the impacts of which are inherently fluid and unpredictable. Disruptions at the FDA and other agencies may slow the time necessary for new product candidates to be reviewed and/or approved, which would adversely affect our business. For example, over the last several years, including for 35 days beginning on December 22, 2018, the U.S. government has shut down several times and certain regulatory agencies, such as the FDA, have had to furlough critical FDA employees and stop critical activities. Further, future government shutdowns could impair our ability to access the public markets and obtain additional capital when needed. In addition, the current administration has proposed substantial reductions in force at various government agencies including the FDA, which could significantly reduce the FDA’s capacity to perform its functions in a manner consistent with its past practices and could delay reviews and negatively impact our business. There has been significant turnover and recent changes in senior leadership at the FDA and other government agencies including the division of the FDA that would oversee and review solutions like those we currently develop and plan to continue to develop. These changes could result in changes in the FDA’s perception of the approvability of therapies, the perceived value of certain therapies or therapeutic modalities, which could create material challenges for our development efforts. At this time, there is significant uncertainty associated with future FDA regulatory policies and actions that could have a material negative impact on our business. Any or all of these factors could cause us to amend, suspend or terminate the development of certain of our preclinical or clinical programs, which could have material adverse impacts on our business, our product candidates or our ability to continue operations.

Failure to comply with anticorruption and anti-money laundering laws, including the FCPA and similar laws associated with activities outside of the United States, could subject us to penalties and other adverse consequences

Our business operations may be subject to anti-corruption laws and regulations, including restrictions imposed by the U.S. Foreign Corrupt Practices Act (the “FCPA”). The FCPA and similar anti-corruption laws in other jurisdictions such as the U.K. Bribery Act generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. We cannot provide assurance that our internal controls and procedures will always protect us from criminal acts committed by our employees or third parties with whom we work. If we are found to be liable for violations of the FCPA or similar anti-corruption laws in international jurisdictions, either due to our own acts or out of inadvertence, or due to the acts or inadvertence of others, we could suffer from criminal or civil penalties which could have a material and adverse effect on our results of operations, financial condition and cash flows.

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

In addition to patent protection, our products may be eligible for market exclusivity through orphan designation for particular therapeutic indications that are of relatively low prevalence. Orphan drug designation affords market exclusivity post-marketing authorisation for a product for a specified therapeutic utility. The period of orphan protection is dependent on jurisdiction, for example, seven years in the United States and ten years in Europe. The opportunity to gain orphan drug designation depends on a variety of requirements specific to each marketing jurisdiction and can include; a showing of improved benefit relative to marketed products, that the mechanism of action of the product would provide plausible benefit and the nature of the unmet medical need within a therapeutic indication. It is uncertain if our products will be able to obtain orphan drug designation for the appropriate indications and in the jurisdictions sought.

There is a risk that the U.S. Congress, for example, could amend laws to significantly shorten the market exclusivity period. Once any regulatory period of exclusivity expires, depending on the status of our patent coverage and the nature of the product, we may not be able to prevent others from marketing products that are similar to or interchangeable with our products, which would materially adversely affect us.

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

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. We may have to defend the validity of our patents in order to protect or enforce our rights against a third party. Third parties may in the future assert against us infringement claims or claims that we have infringed a patent, copyright, trademark or other proprietary right belonging to them. Any infringement claim, even if not meritorious, could result in the expenditure of significant financial and managerial resources and could negatively affect our profitability. While defending our patents, the scope of the claim may be reduced in breadth and inventorship of the claimed subject matter, and proprietary interests in the claimed subject matter may be altered or reduced. Some of our competitors may be able to sustain the costs of such litigation or proceedings more effectively than we can because of their substantially greater financial resources. Any such litigation, regardless of outcome, could be expensive and time-consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercialising our products and could adversely affect our business, financial condition and results of operations.

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

President Trump has increased, and has indicated his willingness to continue to increase, the use of tariffs by the U.S. to accomplish certain U.S. policy goals. Such tariffs and any countermeasures could increase the cost of raw materials and components necessary for our operations, disrupt our global supply chain and create additional operational challenges. Further, it is possible that government policy changes and related uncertainty about policy changes could increase market volatility. Because of these dynamics, we cannot predict the impact of any future changes to the U.S.'s or other countries' trading relationships or the impact of new laws or regulations adopted by the U.S. or other countries on our business. Such changes in tariffs and trade regulations could have a material adverse effect on our financial condition, results of operations and cash flows.

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

To protect this type of information against disclosure or appropriation by competitors, our policy is to require our employees, consultants, contractors and advisors to enter into confidentiality agreements with us. However, current or former employees, consultants, contractors and advisers may unintentionally or willfully disclose our confidential information to competitors, and confidentiality agreements may not provide an adequate remedy in the event of unauthorized disclosure of confidential information. Enforcing a claim that a third party obtained illegally and is using trade secrets and/or confidential know-how is expensive, time-consuming and unpredictable. The enforceability of confidentiality agreements may vary from jurisdiction to jurisdiction.

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

Our stock price may be volatile.

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

Ownership interest in our company will likely be further diluted as a result of additional financings.

Ownership interest in our company will likely be diluted as a result of financings in the near future or over the longer term.  We will need substantial additional funding to complete our clinical trials and to operate our business; such funding may not be available or, if it is available, such financing is likely to substantially dilute our existing shareholders. Additional financings will need to comply with the relevant requirements of ASX listing rules and Nasdaq listing requirements.

Without shareholder approval, we may not issue more than 15% of our outstanding ordinary shares in any 12-month period other than by a pro rata rights offering or a share purchase plan offer (of shares with a value at the issue price of up to A$30,000 per shareholder to a maximum of 30% of our outstanding shares) in each case to the then existing shareholders in accordance with the listing rules of the ASX. Sales of our ADSs offered through our “At-The-Market” facility and future equity offerings may result in substantial dilution to the interests of our current shareholders. The sale of a substantial number of securities to investors, or anticipation of such sales, could make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we might otherwise wish to effect sales.

There is a substantial risk that we are a passive foreign investment company, or PFIC, which will subject certain  U.S. investors to adverse tax rules.

Holders of our ADSs who are U.S. residents face income tax risks. There is a substantial risk that we are a passive foreign investment company, commonly referred to as a PFIC to some U.S. investors, and a controlled foreign corporation, or CFC to other U.S. investors. Our treatment as a PFIC could result in a reduction in the after-tax return to the holders of our ADSs and would likely cause a reduction in the value of such ADSs. For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2005, and were classified as a PFIC during each of the following fiscal years. We believe that we once again will be classified as a PFIC for the taxable year ended June 30, 2026 for some U.S. investors. Highly complex rules will apply to U.S. holders owning ADSs. Accordingly, you are urged to consult your tax advisors regarding the application of such rules.

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

We do not anticipate operating profits in the foreseeable future.

We have incurred recurring losses since inception, including operating losses of $23.4 million and $12.1 million for the years ended June 30, 2026 and 2025, respectively, and an operating cash outflow of $22.5 million and $11.5 million, respectively for such years. We expect to continue incurring losses into the foreseeable future and will need to raise substantial additional capital to continue the development of our planned research and development programs. The consolidated financial statements have been prepared assuming that we will continue as a going concern as a result of the funds raised during the financial year.

Currency fluctuations may adversely affect the price of our securities.

Our ordinary shares are quoted in Australian dollars on the ASX and our ADSs trade on the Nasdaq Capital Market in U.S. dollars. Movements in the Australian dollar/U.S. dollar exchange rate may adversely affect the U.S. dollar price of our ordinary shares. In the past year the Australian dollar strengthened against the U.S. dollar. If the Australian dollar further strengthens against the U.S. dollar, this may positively affect the U.S. dollar price of our ordinary shares, even if the price of our ordinary shares in Australian dollars decreases or remains unchanged. If the Australian dollar weakens against the U.S. dollar, the U.S. dollar price of the ordinary shares could decrease, even if the price of our ordinary shares in Australian dollars increases or remains unchanged.

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

We could in the future fail to meet this or other Nasdaq continued listing requirements and fail to cure such noncompliance, resulting in the delisting of our ADSs from Nasdaq. If we are delisted from Nasdaq, trading in our ordinary shares could be conducted on a U.S. market where an investor would likely find it significantly more difficult to dispose of, or to obtain accurate quotations as to the value of, our ordinary shares (such delisting should not affect trading on the ASX).

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

In addition, economic and political instability in other regions, e.g., the Israel-Hamas conflict and the related instability in the Middle East, including ongoing geopolitical tensions and conflicts with Iran, may result in unavoidable uncertainties that could negatively affect costs of business and cause volatility in exchange rates, commodity prices, inflation and interest rates. Such events could also impact worldwide political, regulatory, economic or market conditions, as well as causing instability in political institutions, regulatory agencies and financial markets, any of which could have a material adverse effect on our business, operating results, cash flows and financial position.

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

Australian companies may not have standing to initiate a shareholder derivative action in a federal court of the United States. The circumstances in which any such action may be brought, and the procedures and defenses that may be available with respect to any such action, may result in the rights of shareholders of an Australian company being more limited than those of shareholders of a company organized in the United States. Accordingly, shareholders may have fewer alternatives available to them if they believe that corporate wrongdoing has occurred. Australian courts are also unlikely to recognize or enforce against us judgments of courts in the United States based on certain liability provisions of U.S. securities law and to impose liabilities against us, in original actions brought in Australia, based on certain liability provisions of U.S. securities laws that are penal in nature. There is no statutory recognition in Australia of judgments obtained in the United States, although the courts of Australia may recognize and enforce the non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits, upon being satisfied about all the relevant circumstances in which that judgment was obtained.

As a foreign private issuer whose shares are listed on the Nasdaq Capital Market, we may follow certain home country corporate governance practices instead of certain Nasdaq requirements.

As a foreign private issuer whose shares are listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules. Among other things, as a foreign private issuer we may follow home country practice with regard to the composition of the board of directors, director nomination procedure, and quorum at shareholders’ meetings. In addition, we may follow our home country law, instead of the Nasdaq Stock Market Rules, which require that we obtain shareholder approval for certain dilutive events such as for the establishment or amendment of certain equity-based compensation plans, an issuance that will result in a change of control of the company, certain transactions other than a public offering involving issuances of a 20% or more interest in the company, and certain acquisitions of the stock or assets of another company. A foreign private issuer that elects to follow a home country practice instead of Nasdaq requirements must submit to Nasdaq in advance a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. In addition, a foreign private issuer must disclose in its annual reports filed with the SEC each such requirement that it does not follow and describe the home country practice followed by the issuer instead of any such requirement. Accordingly, our shareholders may not be afforded the same protection as provided under Nasdaq’s corporate governance rules.

Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares.

We are incorporated in Australia and are subject to the takeover laws of Australia. Among other things, we are subject to the Australian Corporations Act 2001, or the Corporations Act. Subject to a range of exceptions, the Corporations Act prohibits the acquisition of a direct or indirect interest in our issued voting shares if the acquisition of that interest will lead to a person’s voting power in us increasing from 20% or below to more than 20%, or increasing from a starting point that is above 20% and below 90%. Australian takeover laws may discourage takeover offers being made for us or may discourage the acquisition of large numbers of our ordinary shares. This may have the ancillary effect of entrenching our board of directors and may deprive or limit our shareholders’ strategic opportunities to sell their ordinary shares and may restrict the ability of our shareholders to obtain a premium from such transactions.

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

Our legal and commercial name is Alterity Therapeutics Limited (formerly Prana Biotechnology Limited). We were incorporated under the laws of the Commonwealth of Australia on November 11, 1997 and began limited operations shortly thereafter. On April 8, 2019, we changed our name to Alterity Therapeutics Limited. Our registered and principal executive office is located at Level 15, 500 Collins Street, Melbourne, Victoria, 3000, Australia, and our telephone number is +61 3 9349 4906. Our website address is www.alteritytx.com. The information on our website is not incorporated by reference into this annual report.

Alterity’s mission from inception has been to treat neurodegenerative diseases and we remain focused on developing first-in-class therapies to treat these diseases.

Our technology is the outcome of many years of intense research from leading scientists in neurodegenerative disorders and other diseases. Beginning with the discovery and patenting of our initial clinical drug candidate, PBT2, we continued to apply our expertise to inventing and patenting novel molecules with potential to treat neurodegenerative diseases which resulted in the discovery of ATH434.

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

Discovered in-house, our lead drug candidate, ATH434, is an oral agent that acts as an iron chaperone, redistributing excess labile iron in the central nervous system (CNS). ATH434 has been shown in preclinical animal studies to reduce the accumulation and aggregation of α-synuclein, a protein implicated in neurodegeneration. In this way, it has potential to treat iron-mediated neurodegenerative diseases including Parkinson’s disease as well as Multiple System Atrophy (MSA), a rare Parkinsonian disorder.

We have not been required to invest material amounts for capital expenditures since our development efforts have taken place at research facilities operated by institutions with which we have relationships. Since 2009, our chemistry program has been undertaken within laboratories leased from The University of Melbourne’s Bio21 Molecular Science and Biotechnology Institute, which is a multidisciplinary research center that specializes in medical, agricultural and environmental biotechnology. Accommodating more than 500 research scientists, students and industry participants, the Bio21 Institute is one of the largest biotechnology research centers in Australia.

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

Currently, our research and clinical development efforts are primarily focused on Parkinson’s disease and related disorders where iron dysregulation and protein aggregation are implicated in disease pathogenesis. We are identifying and developing novel compounds that address the underlying pathology of these disorders by binding and redistributing the excess labile iron that contributes to the pathologic process.

Our clinical development program is currently focused on MSA, a rare Parkinsonian disorder with no approved treatments that address the underlying pathology of the disease. We have also conducted a Natural History Study in MSA and have a preclinical program in Parkinson’s disease. In addition, we have a robust discovery platform developing compounds from different chemical scaffolds in our chemical library.

Candidate Product Discovery and Translational Biology Program

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

Product candidates are selected from our chemical library on the basis of rational drug design. Product candidates are designed to fulfil very specific criteria such as oral bioavailability, ability to cross the blood-brain barrier, and demonstrate effectiveness in both in vitro and in vivo (i.e., animal) testing.

To increase the depth and breadth of our pipeline into new neurodegenerative indications, we have continued to develop our ‘two-tier’ Translational Research program structure. The first tier encompasses core new chemical entity design, synthesis and characterization, the ‘discovery phase’ of the new entities as potential novel agents of interest based on their mechanism of action profile. Our discovery research has established Structure-Activity Relationships (“SAR”) within chemical moieties that guide our chemists towards the design of novel therapeutics. The discovery phase also includes preliminary bioavailability and metabolic characterization. The second tier comprises ‘translational’ animal modeling programs to test and validate new compounds as potential development candidates.

Using SAR that has been developed over years of testing and validation by Alterity scientists, new compounds have been generated that retain functionality across diverse and novel chemical scaffolds. Our chemical library currently includes more than 1000 novel compounds.

New compounds from various scaffolds are synthesized and mechanistically profiled. These compounds are initially screened for activity in biological systems relevant to the candidate diseases of interest. New screens are investigated and assessed for their ability to intercede in the steps thought to underlie the pathogenesis of target diseases. Such steps include pathologic protein aggregation and downstream activities such as oxidative stress and cell death. Promising candidates arising from the Translational Research program may be progressed as backup compounds in Parkinson’s disease and/or new indications in neurodegeneration.

We intend to continue to strengthen our intellectual property portfolio with new patents that will be instrumental in supporting Alterity’s drug development portfolio.

Our Target Neurodegenerative Diseases

We believe that drug candidates in our library affect the aggregation of the proteins implicated in the pathology of neurodegenerative diseases including Parkinson’s disease and related disorders such as MSA. Parkinsonism is a general term for slowed movement, stiffness and tremor, which occurs most commonly in Parkinson’s disease and also in less common Parkinsonian disorders such as MSA and dementia with Lewy bodies, among others. These Parkinsonian disorders have a limited response to available drugs for treating the motor and non-motor symptoms.

Multiple System Atrophy

Multiple System Atrophy (MSA) is a rare, neurodegenerative disease characterized by failure of the autonomic nervous system and impaired movement. The symptoms reflect the progressive loss of function and death of different types of neurons in the brain and spinal cord. It is a rapidly progressive disease which causes profound disability. It is sporadic (not inherited) and typically presents in individuals between 50 and 60 years old. MSA is characterized by a variable combination of Parkinsonism, autonomic instability that affects involuntary functions such as blood pressure maintenance and bowel/bladder control, and impaired balance and/or coordination that predisposes to falls. A pathological hallmark of MSA is the accumulation of the protein α-synuclein within glia, the support cells of the central nervous system, and neuron loss in multiple brain regions. According to the U.S. National Institutes of Health, MSA affects up to 50,000 individuals in the U.S., thus it is considered an Orphan disease. While some of the symptoms of MSA are managed with medications developed for other conditions, currently there are no approved drugs that are able to slow disease progression and there is no cure.

Because MSA is not well characterized in its early to moderate stages, Alterity conducted a natural history study called “Biomarkers of progression in Multiple System Atrophy (bioMUSE)” to track the progression of patients with MSA. The study was conducted in collaboration with Vanderbilt University Medical Center in the U.S. under the direction of Daniel Claassen, MD, Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in selected patient populations. The study provided vital information on the typical progression of disease in individuals with MSA, enabling the selection of biomarkers suitable for identifying study participants for treatment studies as well as evaluating target engagement of drug candidates.

Parkinson’s Disease

Parkinson's disease (PD) is the second most common neurodegenerative disorder after Alzheimer's disease and causes unintended or uncontrollable movements of the body along with neuropsychiatric and other non-motor features. The cause of PD is unknown in the majority of patients, as approximately 10 percent are thought to occur from a combination of genetics and environmental factors that trigger the disease. In PD, brain cells become damaged or die in the substantia nigra, the part of the brain that produces dopamine, a chemical needed to produce smooth, purposeful movement. The cardinal symptoms of PD are tremors, rigidity, slowing of movements, and later in disease, impaired balance. Other symptoms may include difficulty swallowing, chewing, or speaking; emotional changes; urinary problems or constipation; dementia or other cognitive problems; fatigue; and problems sleeping. Existing therapies, such as dopaminergic agents, may provide symptomatic relief, but do not address the underlying pathology of the disease.

According to the Parkinson’s Foundation, nearly one million people in the U.S. and more than 10 million people worldwide are living with PD. Approximately 60,000 Americans are diagnosed with PD each year.

Friedreich’s Ataxia

Friedreich’s ataxia (FA) is a rare, genetic disorder that causes progressive multisystem damage to the heart, nervous system, and musculoskeletal system. FA is caused by mutation in frataxin, a mitochondrial protein important in the regulation of iron chaperoning, detoxification, and storage. This mutation can lead to movement and sensory symptoms and trouble with walking and gait. In FA, nerve fibers in the spinal cord and peripheral nerves break down, becoming thinner. In the brain, the cerebellum, which coordinates balance and movement, is most affected.

Alzheimer’s disease

Alzheimer's disease is a progressive neurologic disorder that causes the brain to shrink (atrophy) and brain cells (neurons) to die. Alzheimer's disease is the most common cause of dementia — a continuous decline in thinking, behavioural, and social skills that affects a person's ability to function independently. Approximately 5.8 million people in the United States age 65 and older live with Alzheimer's disease. Of those, 80% are 75 years old and older. Out of the approximately 50 million people worldwide with dementia, between 60% and 70% are estimated to have Alzheimer's disease. Medications may temporarily improve or slow progression of symptoms, but there is no treatment that cures Alzheimer's disease or alters the disease process in the brain. In advanced stages of the disease, complications from severe loss of brain function, such as dehydration, malnutrition or infection, result in death.

PBT2 was our product candidate for Alzheimer’s disease. The drug candidate is orally bioavailable and has been shown to cross the blood-brain barrier. While PBT2 was found to be well tolerated in Phase 1 and Phase 2a trials, a Phase 2 trial did not meet its primary endpoint and the program was ended.

In March 2023, we announced a sub-licensing agreement for PBT2 to Professor Colin Masters, M.D., A.O., to advance compounds for the treatment of Alzheimer’s and related diseases. Under the license agreement, Professor Masters was granted the entire rights to the acyl hydrazone patent protecting novel zinc modulators mentioned above, as well as an exclusive worldwide license to develop and commercialize both the novel zinc modulators and PBT2 in Alzheimer’s disease. In exchange, we are entitled to future royalties of net sales, if any, from the assets.

Huntington’s Disease

Huntington's disease (HD) is a genetic disease that causes nerve cells (neurons) in parts of the brain to gradually break down and die. The disease attacks areas of the brain that help to control voluntary (intentional) movement, as well as other areas. People living with HD develop uncontrollable dance-like movements (chorea) and abnormal body postures, as well as problems with behavior, emotion, thinking, and personality. As HD progresses, the person's movements can become more extreme. Symptoms of HD typically appear in middle-aged people (adult HD). They can also appear in children (juvenile HD), but this is rare.

PBT2 was also evaluated as a treatment for Huntington’s disease. Preclinically, PBT2 has demonstrated efficacy in the R6/2 mouse model of Huntington disease. In 2012, a Phase 2 trial to test PBT2 in patients with Huntington disease over six months was undertaken under a U.S. IND application, achieved its primary objective, and demonstrated that PBT2 was safe and well tolerated. In 2015, we reported that the FDA had placed PBT2 on Partial Clinical Hold based on toxicology findings that limited the dose of PBT2 that could be used in future trials.

Non-neurodegenerative applications

Antibiotic Resistance

Antibiotic resistance occurs when bacteria mutate and evolve to survive the drugs designed to kill them. This process is accelerated by the overuse and misuse of antibiotics. Resistant infections are dangerous and difficult to treat. Alterity’s PBT2 has been combined with commonly used antibiotics to treat infections caused by multidrug resistant bacteria. A published article in the high-impact journal Science Translational Medicine, showed that PBT2 could reverse antibiotic resistance to critical superbugs and demonstrate efficacy in an animal model of sepsis.

Clinical Trials for Our Product Candidates

Our Current Pipeline

ATH434

Alterity’s lead candidate, ATH434, is an oral small molecule drug candidate, designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. Since 2011, we have continually progressed our understanding of the mechanism of action of ATH434 and its potential to treat movement disorders characterized by the aggregation of α-synuclein.

ATH434 targets two key drivers of MSA pathology: aggregating α-synuclein and dysregulated iron. Normally, the α-synuclein protein, which is present in all neurons, enables neuronal communication. In diseases such as MSA and Parkinson's disease, α-synuclein aggregates in neurons impairing communication and leading to dysfunction. In the central nervous system, iron is important for neurotransmitter synthesis (e.g., dopamine) and myelin synthesis (allows fast signal transmission). In biological systems, iron exists in two forms (the reactive form [Fe2+] and the stable form [Fe3+]) and cycles between these forms in normal physiology. However, in disease states like MSA and Parkinson’s disease, there is increased iron in areas of pathology, and the excess reactive iron drives pathology by causing α‐synuclein aggregation and oxidative injury.

As an iron chaperone, ATH434 binds excess reactive iron and redistributes it to reduce neuronal injury. It can achieve this redistribution through three complementary mechanisms: promoting efflux iron from the cell (via ferroportin), increasing iron storage in the cell (ferritin), and buffering Fe2+ within the cell (in the labile iron pool).

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

In November 2024, the peer-reviewed journal Metallomics published data on the importance of iron and iron-targeting agents like ATH434 to treat neurodegenerative diseases. The publication, entitled “ATH434, a promising iron-targeting compound for treating iron regulation disorders”, demonstrates the novel way in which ATH434 targets the labile, or reactive, form of iron which can be so damaging to cells when in excess. The iron binding properties of ATH434 presented in the publication support the characterization of ATH434 as an iron chaperone. The publication also describes how ATH434 targets the reactive form of iron that drives the pathology of the neurodegenerative disease, Friedreich’s Ataxia. This reactive form of iron is also involved in the pathogenesis of Parkinson’s disease and MSA.

In September 2025, we announced the outcome from our independent commercial assessment for ATH434 that results in a potential worldwide peak sales opportunity in MSA of U.S.$2.4 billion, if approved.

ATH434 Regulatory designations

In January 2019, Alterity was granted Orphan Drug designation from the US FDA for the proposed use of ATH434 for the treatment of MSA. Orphan designation entitles Alterity to seven years of market exclusivity following approval for the use of ATH434 in the treatment of MSA and qualifies the sponsor of the drug for various development incentives of the Orphan Drug Act, including tax credits for qualified clinical testing.

In January 2020, Alterity was granted Orphan Drug designation from the European Commission, or EC for ATH434. Orphan designation entitles Alterity to ten years of market exclusivity in the European Union, or EU, for the use of ATH434 in the treatment of MSA and other benefits including assistance in developing clinical protocols, reduced fees and regulatory access.

In May 2025, Alterity was granted Fast Track designation by the US FDA for ATH434 in MSA based on trial data. The Fast Track Designation is intended to facilitate and expedite the development and review of new drugs for serious conditions with unmet medical needs.

Preclinical Studies

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

In June 2021, Movement Disorders, published results from a study demonstrating that ATH434 reduces α-synuclein-related neurodegeneration in a widely accepted murine model of MSA. The study was performed at the Laboratory for Translational Neurodegeneration Research, Department of Neurology, Medical University of Innsbruck in Austria, a leading laboratory of animal research in MSA, under the direction of Professor Nadia Stefanova. The pre-clinical study showed that treatment with ATH434 was neuroprotective and improved motor function.

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

Phase 1 Clinical Trial

We successfully completed Phase 1 clinical studies with ATH434 demonstrating that it is well tolerated, orally bioavailable, and achieves brain levels in humans comparable to efficacious levels in animal models of MSA. In July 2019 we announced the completion of a clinical trial evaluating the safety and pharmacokinetics of ATH434 in healthy volunteers. The Phase 1 study, conducted in Australia, recruited 80 adult volunteers which included ten elderly people (over 65 years) with the key goals of assessing the safety, tolerability and drug disposition within the body (pharmacokinetics) of ATH434 after single and multiple oral dose administration.

The volunteers in the single ascending dose phase of the study, made up of four individual dose levels in ascending order, received a single oral dose of ATH434 and a blood sampling over the next 72 hours. In the multiple ascending dose phase of the study, volunteers received eight days dosing with ATH434, administered as three successively higher dose levels, with intensive blood sampling for pharmacokinetics on days 1 and 8. At the two highest multiple dose levels, cerebrospinal fluid was collected at steady state to determine drug penetration to the site of action in the brain. The older adults (≥65 years) received the highest dose level for 8 days as well. The study was successfully completed with systemic exposure to the drug comparable between adult and older adult volunteers. ATH434 was found to be safe and well tolerated. Adverse event rates were found to be comparable with placebo, and no subject experienced a serious adverse event or an adverse event that led to discontinuation of the study drug. The clinical data were presented at medical meetings with abstracts published in the journals Neurology and Movement Disorders.

Overview of MSA Phase 2 Clinical Program

Based on the promising results from our Phase 1 trial, we ran a comprehensive Phase 2 clinical development program to better understand MSA and conduct studies in participants at two levels of disease severity. Collectively, the positive results from the Phase 2 program support ATH434’s favourable safety profile and its potential utility in addressing the underlying pathology of MSA across a spectrum of disease severity. ATH434 is now a Phase 3-ready asset.

ATH434-201 Phase 2 Clinical Trial

In July 2022, we commenced our first Phase 2 clinical trial of ATH434 in patients with MSA. The trial, known as ATH434-201, is a randomized, double-blind, placebo-controlled investigation that explored the effect of ATH434 treatment on clinical and biomarker endpoints. Activity in the outpatient setting was assessed with wearable movement sensors. The study was expected to enrol 60 adult patients with MSA to receive 12 months of treatment with one of two dose levels (50 mg and 75 mg twice daily) of ATH434 or matching placebo. In November 2023, we announced completion of enrollment in the ATH434-201 clinical trial. The study enrolled 77 adults with MSA.

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

In January 2025, we announced topline results for the trial and have since presented additional data supporting the efficacy of ATH434 in the treatment of MSA. ATH434 was well tolerated with no serious adverse events related to ATH434 reported, and most adverse events were mild to moderate in severity.

ATH434 demonstrated significant slowing of clinical progression and a favorable safety profile in MSA. The results show that ATH434’s targeting of labile iron may have a disease-modifying effect. The fact that we achieved statistical significance on the key clinical endpoint, Modified Unified MSA Rating Scale Part 1 (UMSARS Part 1), is extremely meaningful because it assesses the functional areas affected in MSA and it is the endpoint needed to support drug approval by the FDA.

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

Additional efficacy assessments showed improvement consistent with the UMSARS I findings. The Clinical Global Impression of Severity Scale demonstrated improvement compared to placebo at both dose levels, with the difference at 50 mg achieving nominal statistical significance (p=0.0088). On the Orthostatic Hypotension Symptom Assessment (a patient-reported outcome), on average, placebo patients worsened by approximately 6 points over 52 weeks whereas both ATH434 treatment groups improved over the same period (p=0.08 at 50 mg, p=0.14 at 75 mg). Baseline differences in disease severity largely explain the different responses in 50 mg and 75 mg dose levels.

Increased activity in the outpatient setting was observed at both dose levels as compared to placebo as measured by the wearable sensors utilized in the trial, with clinically meaningful improvements in step count, episodes of walking, total walking time, and sit-to-stand transitions. ATH434 was well tolerated with similar adverse event rates compared to placebo and no serious or severe adverse events attributed to ATH434. Regarding neuroimaging data in 61 participants, ATH434 demonstrated target engagement by stabilizing or reducing iron accumulation at both dose levels compared to placebo in MSA-affected brain regions. In addition, ATH434 demonstrated trends in reducing brain atrophy at both dose levels compared to placebo.

In November 2025, we presented additional data on the baseline characteristics and analyses related to orthostatic hypotension (OH). OH is a form of low blood pressure that occurs when a person stands up from a sitting or lying position, resulting in symptoms like dizziness, lightheadedness, or fainting. OH is one of the most debilitating symptoms of MSA and its severity is a predictor of rapid disease progression. In the trial, severe OH was defined as a sustained decrease in systolic blood pressure > 30mm Hg after three minutes of standing. Baseline data from the trial revealed that severe OH was substantially higher in the 75 mg dose group at 29.2% of participants, versus 4% in the 50 mg arm and 4.5% in the placebo arm. When orthostatic blood pressure change was used as a covariate in the analysis of the UMSARS I at 52 weeks, the efficacy signal in 75 mg dose group strengthened from -2.4 to -2.8 points, improving the relative treatment effect from 30% to 35%. This baseline difference in severe OH largely explains the different responses in the 50 mg and 75 mg treatment groups.

In May 2026, new analyses of ATH434-201 brought together clinical, biomarker, and imaging evidence that support ATH434’s impact on slowing MSA progression. New data were presented on cerebrospinal fluid neurofilament light chain (CSF NfL), which is an established prognostic biomarker of clinical decline in MSA and was prespecified as a disease-severity covariate in the trial. There were several key outcomes: (1) ATH434 slowed functional decline in MSA: a significant effect at 50 mg BID (−4.0 points, p=0.035; ~48% slowing) and a consistent directional trend at 75 mg BID. Combined active treatment arms significantly slowed UMSARS I progression versus placebo (p=0.047); (2) CSF NfL is a meaningful prognostic covariate: higher baseline CSF NfL predicted greater UMSARS-I worsening (β=0.90, p=0.033). Adjusting for the biomarker at baseline strengthened detection of treatment effects and supports the use of CSF NfL for stratification in future trials; (3) imaging supports the iron-chaperone mechanism of ATH434: QSM demonstrated trends of reduced iron accumulation in the putamen and globus pallidus consistent with the iron-chaperone mechanism of action; the dentate nucleus signal increase is consistent with glymphatic iron redistribution from the basal ganglia; (4) ATH434 is a promising potential disease-modifying therapy: convergent clinical, biomarker, and imaging signals support continued development.

In May 2026, new analyses demonstrated that ATH434 decouples iron accumulation from clinical progression, reinforcing its role as an iron chaperone. New data on the impact of ATH434 on swallowing were also presented, demonstrating that ATH434 reduced the progression of this key MSA symptom compared to placebo. Swallowing impairment was assessed with the 15-item Swallowing Disturbance Questionnaire (SDQ), a validated patient-reported outcome. Over 52 weeks of treatment, placebo patients worsened by a mean adjusted increase score of 8.5 points as compared to an increase of 1.2 and 5.0 points for the 50 mg and 75 mg groups, respectively, with the mean adjusted difference at 50 mg achieving statistical significance (p=0.003).

Multiple oral and poster presentations have been delivered on the ATH434-201 trial at medical conferences globally.

ATH434-202 Phase 2 Clinical Trial

In May 2023, we initiated a second Phase 2 clinical trial entitled, “A Biomarker Study of ATH434 in Participants with MSA,” known as ATH434-202. The biomarker trial was a single-arm, open-label study that enrolled up to 15 individuals with more advanced MSA than participants in the 201 trial. ATH434-202 study participants received treatment with ATH434 for 12 months. The study was designed to assess the effect of ATH434 treatment on clinical and biomarker endpoints, safety, and pharmacokinetics. The selected biomarkers include brain iron, which is an important contributor to MSA pathology. The primary objective of this study was to evaluate the impact of 12 months of treatment with ATH434 on brain iron by MRI (QSM/R2*).

The 202 study gave us the opportunity to evaluate the effects of ATH434 treatment in an MSA population more advanced than individuals enrolled in the ATH434-201 study. Individuals with more advanced disease face severe challenges due to the stage of their illness. Data from this study helped Alterity guide the MSA development program given the differences between the open-label and the double-blind trials.

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

In September 2024, we presented positive interim data from the ATH434-202 trial as both a late-breaking oral presentation and poster session entitled “Preliminary Efficacy and Safety of ATH434 in Multiple System Atrophy” at the International Congress of Parkinson’s Disease and Movement Disorders (MDS) meeting.

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

Over the 12-month treatment period, disease progression as assessed with UMSARS I was reduced by approximately half as compared to historical controls. The mean (SD) UMSARS scores increased from baseline to 12 months by 3.5 (4.7) points. These study data compare favorably to historical data in a similar MSA population, where an increase (worsening) of 6.5 (6.0) points over 12 months was observed. Regarding disease severity, 43% (3/7) of participants who completed the study had stable UMSARS scores. In addition, 30% of participants reported stable neurological symptoms over the course of the study. On the important symptom of orthostatic hypotension, ATH434 on average stabilized low blood pressure symptoms in study participants.

Biomarker endpoints were used to evaluate potential drug effects and target engagement. Neuroimaging outcomes indicate that ATH434 slowed brain atrophy in MSA-affected areas, as measured by the MSA Atrophy Index (MSA-AI), when compared to placebo-treated participants in Study 201. Moreover, the effects on brain volume were comparable to those observed in participants receiving the same dose level in Study 201. In addition, ATH434 led to lower iron accumulation in the putamen and globus pallidus as compared to placebo-treated patients in Study 201, providing further evidence of target engagement.

ATH434 was well tolerated with no serious adverse events related to ATH434 reported, and most adverse events were mild to moderate in severity.

Importantly, the aggregate data indicate that ATH434 has similar clinical efficacy in this advanced MSA population as was observed in the less severely impaired participants in Study ATH434-201. These outcomes are potentially promising as stabilization of MSA symptoms is unexpected in this patient population.

bioMUSE Natural History Study

Biomarkers of progression in Multiple System Atrophy (bioMUSE) was a natural history study to track the progression of individuals with early MSA. The study was conducted in collaboration with Vanderbilt University Medical Center in the US under the direction of Daniel Claassen, MD, Professor of Neurology and Principal Investigator. Natural history studies are important for characterizing disease progression in target patient populations. The goal of the bioMUSE observational study was to optimize patient selection and choose endpoints in our Phase 2 clinical trials, and the data generated was invaluable in informing and reducing risk in these trials.

In May 2024, we hosted a webinar to discuss data from the bioMUSE Natural History Study. The study enrolled 21 individuals who were observed for 12 months to characterize early-stage MSA in terms of various biomarkers. In particular, the focus is on brain iron, brain volume, and the pathology in glial support cells. Utilizing novel MRI technology, Alterity’s partners at Vanderbilt have optimized specialized MRI methods, including machine learning (a form of artificial intelligence), to establish standardized methods to analyze brain iron and brain volumes with precision. Importantly, they developed a novel imaging biomarker to assess brain volume in MSA-affected regions. The bioMUSE data showed a statistically significant increase in iron over 12 months in the substantia nigra and statistically significant decreases in brain volume observed in affected regions at 12 months.

The study generated important scientific data validating our state-of-the-art approach to utilizing various biomarkers to improve the accuracy of diagnosing MSA. Advanced MRI methods employed in the study, referred to as quantitative susceptibility mapping (QSM), have allowed us to measure iron accumulation in multiple areas of the brain affected in MSA patients. Similarly, standardized methods have been established to analyze brain volumes with precision.

Findings indicated that advanced MRI methods for measuring iron may improve patient selection in clinical trials of disease-modifying therapy and have potential to serve as a biomarker for assessing treatment-induced changes. Analysis also demonstrated that wearable sensors could quantify outpatient activity in individuals with MSA in a real-world setting, distinct from neurological examination assessments. This means that wearable sensors can be used to assess functional motor performance in MSA clinical trials.

In July 2025, the novel, innovative neuroimaging measure developed in bioMUSE was featured in the peer-reviewed journal Annals of Clinical and Translational Neurology. The publication, entitled “The MSA Atrophy Index (MSA-AI): An Imaging Marker for Diagnosis and Clinical Progression in Multiple System Atrophy,” describes how deep learning methods, a form of artificial intelligence, were used to precisely define the neuroanatomy of key regions in the brain and the development of a novel brain atrophy measure for tracking disease progression in MSA patients over one year. The results were then correlated with clinical measures of disease severity over the same timeframe.

In May 2026, data from the bioMUSE study was published in the peer-reviewed journal, NeuroImage, a leading journal in human brain imaging, entitled “Quantitative Imaging of Iron Dysregulation in Multiple System Atrophy”. The publication showed that quantitative susceptibility mapping (QSM) MRI can detect disease-specific iron accumulation in the brains of patients with MSA, distinguish MSA from Parkinson’s disease, and track clinical disease severity — including in early-stage disease.

Multiple oral and poster presentations have been delivered on the bioMUSE natural history study at medical conferences globally.

Phase 3 Clinical Trial Planning in MSA

In preparation for Phase 3 in MSA, we executed a multidisciplinary strategy to seek alignment with the FDA on development activities to support our pivotal trial in MSA.

We held two Type C meetings with the FDA regarding our planned Phase 3 development program for ATH434 in MSA. In March and April 2026, we received written feedback from two Type C meetings supporting our plans related to: 1) clinical pharmacology and non-clinical development elements and 2) the chemistry, manufacturing, and control (CMC) elements of the program. We have also successfully manufactured our first registration batch of ATH434 under Good Manufacturing Practice (GMP) for use in the pivotal Phase 3 clinical trial.

In July 2026, we announced that we received the official meeting minutes from our End-of-Phase 2 (EOP2) meeting for ATH434 in MSA from the FDA, which was held in June 2026. The EOP2 minutes confirmed that the FDA agreed with the proposed Phase 3 trial design, including the study population, treatment regimen, and efficacy endpoints. Alignment was reached on the selection and analysis of the primary endpoint ‒ the 11-item UMSARS Part I rating scale, a functional measure of activities of daily living affected in MSA. Agreement was also reached on selection of key secondary endpoints, including the Swallowing Disturbance Questionnaire (SDQ), the Orthostatic Hypotension Symptom Assessment (OHSA), and the Clinical Global Impression of Severity (CGI-S).

The FDA further indicated that a single pivotal trial plus confirmatory evidence could provide the necessary data to support an approval of ATH434 for the treatment of MSA. We expect that the data from our ATH434-201 Phase 2 clinical trial will provide the required confirmatory evidence. The FDA also indicated that the anticipated size of our safety database at the conclusion of Phase 3 was reasonable. A single pivotal trial provides an efficient route to completing the clinical development program and potentially filing an NDA, both in terms of time and resources required. We also plan to offer an open-label extension to participants who complete the Phase 3 trial to continue their treatment and enhance the safety database for ATH434.

The Phase 3 study is expected to enroll approximately 200 patients who will be randomized in a 1:1 ratio and treated with ATH434 50 mg or matching placebo twice daily for 12 months. With the Phase 3 design elements confirmed, we are finalizing the protocol and expect to initiate Phase 3 trial activities by year-end 2026.

Parkinson’s Disease

During 2009 and 2010, ATH434 data in Parkinson’s disease emerged demonstrating significant improvement in motor function and coordination in animal models. Importantly, ATH434 demonstrated improved relevant indices when administered after toxins had destroyed significant amounts of substantia nigra nerve cells, indicating that the compound can preserve neuronal function. Mechanistic work during this period demonstrated that ATH434 reduced the aggregation of toxic α-synuclein species as well as markers of oxidative stress.

Our non-clinical research and development activities in Parkinson’s disease were supported by a USD $206,000 grant from the New York-based Michael J. Fox Foundation entitled, ‘ATH434, a Novel Neuroprotective Drug For Parkinson’s Disease; Completion of Pre-Clinical Studies to Enable Human Clinical Trials’.

In 2017, Doctors Finkelstein, Cherny and colleagues published data indicating that ATH434 prevented cell death in the substantia nigra in a dose-dependent manner. The data also demonstrated the therapeutic potential of ATH434 to slow neurodegeneration in multiple Parkinson’s disease models, including a transgenic model of Parkinson’s disease (A53T) in which mice overexpressed the α-synuclein protein. In A53T mice, animals treated with ATH434 exhibited significantly increased numbers of substantia nigra neurons and a significant reduction in insoluble α-synuclein and the incidence of clasping behaviour. Encouragingly, these results showed that ATH434 lowered α-synuclein, preserved neurons, and simultaneously improved motor performance. The paper was entitled, “The novel compound ATH434 prevents iron-mediated neurodegeneration and α-synuclein toxicity in multiple models of Parkinson’s disease” and was published in Acta Neuropathol Comm.

In February 2021, the Michael J. Fox Foundation awarded Alterity a second grant, entitled “Pharmacologic Evaluation of ATH434 in a Hemiparkinsonian Nonhuman Primate Model for Dose Optimization in PD Clinical Trials” in the amount of USD $495,000. The goal of the study was to evaluate the pharmacologic profile of ATH434 for determining the optimal doses of ATH434 for future Parkinson’s disease clinical trials. The study was completed in late 2023 and demonstrated that both doses of ATH434 studied improved motor performance and general function in monkeys with experimentally induced Parkinson’s disease. The favorable impact on Parkinson’s symptoms was associated with lower iron levels in the area of pathology.  In addition, ATH434 treatment increased levels of synaptophysin, a protein marker that reflects functional connections between neurons.

Multiple publications have been issued, and oral and poster presentations have been delivered on ATH434 in Parkinson’s disease at medical conferences globally.

Friedreich’s Ataxia

Friedreich’s Ataxia (FA) is a potential future indication for ATH434. In April 2024, a poster was presented at the World Orphan Drug Congress, entitled “Biophysical Characteristics of ATH434, a Unique Iron-Targeting Drug for Treating Friedreich’s Ataxia”. The study evaluated the ability of ATH434 to target the toxic form of iron that drives the pathology of FA and confirmed that ATH434 has properties consistent with an iron chaperone designed to bind and redistribute iron within the body. The study was published in the peer-reviewed journal Metallomics entitled “ATH434, a promising iron-targeting compound for treating iron regulation disorders”.

Patents and Licenses

Patent Matters

Patent matters in biotechnology are highly uncertain and involve complex legal and factual questions. Accordingly, the availability and breadth of claims allowed in biotechnology and pharmaceutical patents cannot be predicted. Statutory differences in patentable subject matter may limit the protection we can obtain on some or all of our inventions outside Australia or prevent us from obtaining patent protection outside Australia, either of which could adversely affect our business, financial condition and results of operations. For example, methods of treating humans are not patentable in many countries outside Australia and the United States. Moreover, since patent applications are not published until at least 18 months from their first filing date and the publication of discoveries in the scientific literature often lags behind actual discoveries, we cannot be certain that we or any of our licensors were the first creator of inventions covered by pending patent applications or that we or our licensors were the first to file patent applications for such inventions. Additionally, the grant and enforceability of a patent is dependent on a number of factors that may vary between jurisdictions. These factors may include the novelty of the invention, the requirement that the invention not be obvious in the light of prior art (including prior use or publication of the invention), the utility of the invention, and the extent to which the patent specification describes the invention including the best method of working the invention.

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

Our commercial success will also depend, in part, on our ability to avoid infringement of patents issued to others. If a court of competent jurisdiction determines that we were infringing any third party patents, we could be required to pay damages or an account of profits, alter our products or processes, obtain licenses or cease certain activities. We cannot be certain that the licenses required under patents held by third parties would be made available on terms acceptable to us or at all. To the extent that we are unable to obtain such licenses, we could be barred from the development, export, manufacture or commercialisation of the product requiring such license or encounter delays in product introductions while we attempt to design acceptable alternatives to such patents, and any of these circumstances could adversely affect our business, financial condition and results of operations.

We may have to resort to litigation to enforce any patents issued or licensed to us or to determine the scope and validity of third-party proprietary rights. Such litigation could result in substantial costs and diversion of effort by us. We may have to participate in opposition proceedings before the Australian Patent and Trademark Office or another foreign patent office, or in interference proceedings declared by the U.S. Patent and Trademark Office, to determine the priority of invention for patent applications filed by competitors. Any such litigation, interference or opposition proceeding, regardless of outcome, could be expensive and time-consuming, and adverse determinations in any such proceedings could prevent us from developing, manufacturing or commercializing our products and could adversely affect our business, financial condition and results of operations.

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

Patent Portfolio

We have continued to advance our patent portfolio that aligns with our development programs. We previously reported the filing of a patent family claiming over 150 imidazo[l,5-a] pyridine compounds that modulate biological iron and are potentially useful for the treatment of neurological diseases such as Parkinson’s disease and Alzheimer’s disease. The patent was filed under the United States expedited review procedure, known as Track One, and we announced allowance of the United States application No. 16/818,641 on November 16, 2020 and its granting under patent No. 10,941,143 on July 1, 2021. In securing the patent grant, no prior art was cited against the application. A national phase application deriving priority from PCT application, No. PCT/AU2020/050235 was filed in September 2021 in each of Europe, Japan, China, Canada, Australia and India. On August 23, 2023, a European Patent was granted, patent number 3938364 (validated in Germany, Spain, France, UK and Italy). Appeal to rejections were filed for Japanese patent application No. 2021-555436 in March and December 2025. Following responses to examination reports, the patent was granted in Australia as patent No. 2020243376 in December 2025.

We also previously reported that on June 18, 2020, we filed an Australian provisional application to register a patent that claims an additional 80 novel compounds, also that modulate biological iron and also titled “Compounds for and Methods of Treating Diseases”. This application matured to a PCT application No. PCT/AU2021/050633 on June 18, 2021. Similar to the first mentioned patent application, contemporaneously with filing the PCT application on April 23, 2021, we also filed United States complete application No. 17/239,375, under Track One. We announced allowance of the United States application on August 4, 2021, and in securing the allowance, no prior art was cited against the application. On October 26, 2021, the application was granted as US patent no. 11,155,547. The application is currently under examination in Europe. An application filed in Australia was accepted (allowed) in June 2026 and is expected to be granted as patent No. 2021290449 in October 2026. The patent was granted in Japan as patent No. 7849309 in May 2026.

On August 27, 2021, we filed a PCT application No. PCT/AU2021/050986 to register a patent that claims an additional 150 novel compounds, all of which modulate biological Zinc for the potential treatment of cancer, neurological diseases and infectious diseases, and is titled “Compounds for and Methods of Treating Diseases”. On the same date we also filed a United States complete application, application No. 17/459854, under United States Track One expedited review procedure. The patent was granted in the US on February 23, 2023, patent number 11,603,364. This patent was transferred to Adjuvant Therapeutics in March 2023 as noted above.

On September 24, 2023, we filed provisional application No. 63/584,790 in the USA to register a patent that claims a method of use of ATH434 and related compounds in non-neurologic diseases. The application matured to PCT application No. PCT/AU2024/051009 in September 2024. The application entered the national phase in US (application No. 19/521,017), EP (application No. 24866682.8) and Australia (application No. 2024346683) in March 2026.

On July 12, 2024, we filed a US provisional application No. 63/670,299 to register a patent that claims a dosing method for use by ATH434 for the treatment of neurological disease supported by clinical data. A second, complementary US provisional application No. 63/748,706 was filed in January 2025. The provisional applications together matured to PCT application No. PCT/AU2025/050750 filed on July 11, 2025.

On July 31, 2024, we filed an Australian provisional application with No. 2024902369 claiming 39 novel compounds potentially useful for the treatment of neurological and non-neurological diseases. The application lapsed and was refiled as a provisional application in July 2025. This application will again be allowed to lapse and will be refiled when additional data are available to support the claims.

On July 12, 2024, we filed an Australian provisional application No. 2025900800 to register a patent that claims a novel salt form (HCl) and crystalline form of ATH434 potentially useful for the treatment of neurological diseases. The application was filed as PCT application No. PCT/AU2025/050743 on July 10, 2025.

On March 14, 2025, we filed an Australian provisional application No. 2025900806 to register a patent that claims a novel salt form (mesylate) and crystalline form of ATH434 potentially useful for the treatment of neurological diseases. The application was filed as a US Track One application No. 19/296,290 on August 11, 2025. The application was also filed as PCT application No. PCT/AU2026/050224 on March 13, 2026. We announced granting of the United States application on August 11, 2026, and in securing the allowance, no prior art was cited against the application. The application was granted as US patent no. 12,703,688.

Patent	Status	Invention
“8-Hydroxyquinoline Derivatives” Filed: July 16, 2003 PCT/AU03/00914	Patent in the USA has been Granted.	The invention is directed to chemical scaffolds of the 8-Hydroxyquinoline compounds class and their utility in the treatment of neurological conditions.

“Quinazolinone compounds” Filed: December 24, 2008 PCT/AU2009/001701	Patents have been Granted in Australia, the USA, Germany, Spain, France, United Kingdom, and Italy.	The invention is directed to 2,3 disubstituted quinazolinone compounds used in the treatment of Parkinson’s Disease.

“Method of treating immunoglobulin light chain amyloidosis” Filed: July 1, 2016 PCT/AU2017/050678	Patent in the USA and Japan have been Granted.	The invention is directed to the treatment of light chain amyloidosis with a known compound.

“Compounds for Methods of Treating Diseases” Filed: March 13, 2020 PCT/AU2020/050235	A US and an AU patent have been Granted. Patents have also been Granted in Germany, Spain, France, United Kingdom, and Italy. Examination processes are underway in Japan.	The invention is directed to 150 novel compounds and their utility in the treatment of neurodegenerative diseases.

“Compounds for Methods of Treating Diseases” Filed: June 18, 2021 PCT/AU2021/050633	A US, an AU and a Japanese patent have been Granted. The filed application is in the exam process in EP.	The invention is directed to 80 novel compounds and their utility in the treatment of neurodegenerative diseases

“Novel Therapy” Filed: September 24, 2023 PCT/AU2025/051009	Non-provisional PCT application filed. National phase applications have been filed in US, Australia and Europe.	This invention is directed to method of use of ATH434 and related compounds in non-neurologic diseases. Co-inventorship with personnel from State University of Buffalo in New York (USA).

“Novel Therapy” Filed: July 12, 2024, amended Jan 2025 PCT/AU2025/050750	Non-provisional PCT application filed with results from ATH434-201 and 202.	This invention is directed to clinical method of dosing of ATH434 in neurological disorders such as Multiple System Atrophy.

“Compounds for and Methods of Treating Disease” Filed: July 31, 2024 PCT application No. 2024902369	Provisional application will lapse and be refiled when more data are available.	This invention is directed to 39 novel compounds and their utility in the treatment of neurodegenerative diseases.

“Novel Salt and Crystalline Form” Filed: Mar 14, 2025 PCT/AU2025/050743	Non-provisional PCT application filed	This invention is directed to a novel salt and crystalline form of ATH434.

“Crystalline Form and a Process for its Production” Filed: Mar 24, 2025 PCT/AU2026/050224	Patent in the US has been Granted, and a PCT application has been filed.	This invention is directed to a novel salt and crystalline form of ATH434.

Competition

The pharmaceutical industry is extremely competitive. We believe that we will face competition in differing levels of intensity in all of the areas in which we are conducting research. ATH434, if approved for the treatment of MSA, may compete in a highly competitive market. Our competitors, which are located worldwide, are numerous and include, among others, major pharmaceutical companies, biotechnology firms, universities and other research institutions. These competitors may develop technologies and products that are more effective than any that we are developing, or which would render our technology and products obsolete or non-competitive. Many of these competitors have greater financial, research and screening capabilities, technical resources and manufacturing and marketing capabilities than we do. In addition, many of our competitors may have more experience than we do in non-clinical and human clinical trials of new or improved drugs, as well as in obtaining FDA, European Medicines Agency (EMA), Therapeutic Goods Administration (TGA) and other regulatory approvals. We cannot provide assurance that we can compete effectively with these other competitor companies.

There are currently no approved drugs for the treatment of MSA. If we are able to successfully develop ATH434 and gain approval for the treatment of MSA, we may compete with the following drug candidates which are in development:

●	Lu AF82422: This product is being developed by H. Lundbeck A/S. It is administered by injection and is a monoclonal antibody thought to act by interfering with the extracellular spread of the α-synuclein protein. In January 2024, Lundbeck reported that their Phase 2 trial did not show statistical significance on its primary endpoint of slowing the rate of progression of MSA. A Phase 3 clinical trial, with patient recruitment completed, is ongoing.

●	Ono-2808: Ono Pharmaceuticals is developing this S1P5 receptor agonist. It is an oral agent thought to act by promoting myelin synthesis. A Phase 2 clinical trial showed a slowing of progression in a subset of MSA patients on a composite endpoint derived from Parts I and II of the UMSARS. Ono has indicated an intention to conduct a Phase 3 study in participants with the parkinsonian variant of MSA.

●	TEV-56286 (emrusolmin, formerly Anle138b): This product is being developed by Teva Pharmaceuticals. It is an oral agent and is thought to act as a non-specific inhibitor of protein aggregation. A Phase 2 clinical trial is ongoing.

●	YA-101: Dasher Neuroscience (formerly Yoda Therapeutics) is developing a GluN1 inhibitor. It is an oral agent thought to inhibit neuroinflammation and enhance neural plasticity. A Phase 2 clinical trial is ongoing.

●	AAV-GDNF (AB-1005): AskBio is developing this adenovirus-based gene therapy. It is administered in spinal fluid and is thought to reduce abnormal protein accumulation. A Phase 1/2 clinical trial is ongoing in PD and MSA-P.

●	Foralumab: Tiziana Life Sciences is developing a fully human anti-CD3 monoclonal antibody as a nasal spray. It is thought to stimulate T regulatory cells that dampen neuroinflammation, thereby modulating the immune response. A Phase 2a clinical trial is ongoing.

●	Mesenchymal Stem Cells (MSCs): Mayo Clinic is developing adipose-derived intrathecal autologous MSCs in MSA. The treatment is thought to work by secreting neurotrophic and anti-inflammatory factors that may protect neurons and slow neurodegeneration. A Phase 2 is ongoing.

●	Exidavnemab: BioArctic AB is developing a monoclonal antibody administered by injection. It is thought to selectively bind and clear pathological forms of α-synuclein. A Phase 2a study is underway in mild to moderate PD patients on stable symptomatic PD medication, and patients with MSA.

C.	Organizational Structure

We have two wholly-owned subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Limited, incorporated in the United States and the United Kingdom, respectively.

D.	Property, Plant and Equipment

Our executive offices are located at Level 15, 500 Collins Street, Melbourne, VIC 3000, Australia. The sub-lease for this space is in place until 13 August 2029, or by provision of three months' written notice.  The annual rent is A$48,000 plus GST. Our United States office is located at Suite 360, 39899 Balentine Drive, Newark, California 94560, United States of America, where we occupy approximately 911 square feet. The lease for the facility, which expired on May 31, 2025, and has been extended to June 30, 2027, has an annual rent of U.S.$30,610. We also utilize a facility at 30 Flemington Rd, Parkville, VIC 3010, Australia, where we occupy approximately 44 square meters. The lease for the facility has been extended to July 31, 2026 and has an annual rent of A$24,323.

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

The Group is a development stage medical biotechnology company and as such expects to be utilizing sources of cash funding until its research activities have become marketable. The Group has incurred recurring losses since inception including a net loss of $23,400,949 in the year ended June 30, 2026 (2025: $12,147,828) and a net operating cash outflow of $22,523,333 in the year ended June 30, 2026 (2025: $11,451,248). The Group expects to continue incurring losses into the foreseeable future and will need to raise substantial additional capital to continue the development of its planned research and development programs. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercializing its initiatives. The Group successfully raised new equity funding during the 2026 financial year to enable progression of its planned research and development programs for at least the next 12 months. Our consolidated financial statements have been prepared assuming that we will continue as a going concern as a result of the funds raised during the financial year.

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

Results of Operations

Year ended June 30, 2026 compared to year ended June 30, 2025

Interest income

Interest income increased to A$1,716,656 for the year ended June 30, 2026 from A$446,291 for the year ended June 30, 2025, an increase of A$1,270,365, or 285%. The increase in interest income is primarily attributable to higher Australian dollar cash balances during the current fiscal year.

Other income

For the year ended June 30, 2026, we recognised a receivable and other income of A$3,610,016 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure, on which we are entitled to a 43.5% refundable offset under an Australian R&D tax incentive scheme that was introduced on July 1, 2019.

For the year ended June 30, 2025, we recognised a receivable and other income of A$3,928,563 for the R&D Tax Incentive refundable cash offset in relation to eligible expenditure for the year. In 2025, we also recognised other income of $1,513,590 from the ATO for settlement of the claim relating to the dispute regarding the R&D Tax Incentive refundable tax offset for the year ended June 30, 2020. In 2025, we recognised other income of $1,975,056 in relation to settlement of a dispute with Catalent and recognised other income of $227,542 in relation to settlement of an insurance claim in relation to a U.S. employment case.

Research and development expenses

Our research and development expenses increased to A$17,629,577 for the year ended June 30, 2026 from A$14,404,282 for the year ended June 30, 2025, an increase of A$3,225,295 or 22%. The increase is attributable to the initiation of certain research and development studies during the current year.

General and administrative expenses

General and administrative expenses increased to A$10,528,013 for the year ended June 30, 2026 from A$5,481,399 for the year ended June 30, 2025, an increase of A$5,046,614 or 92%. The increase is mainly attributable to an increase in staffing costs, audit compliance expenses and consulting expenses.

Intellectual property expenses

Intellectual property expenses, which include patent portfolio costs and intellectual property related legal costs, increased to A$262,778 for the year ended June 30, 2026 from A$127,523 for the year ended June 30, 2025, an increase of A$135,255 or 106%. This increase is mainly due to the application for new patents.

Foreign exchange gain (loss)

We recorded a foreign exchange gain of A$90,123 for the year ended June 30, 2026 compared to a foreign exchange gain of A$259,433 for the year ended June 30, 2025. Foreign exchange gain/(loss) reflects the impact of changes in foreign currency exchange rates on cash that we hold in U.S. dollars, British Pounds and Euros.

For a comparison of our results of operations between the years ended June 30, 2025 and June 30, 2024, see Item 5.A. “Results of Operations” of our annual report on Form 20-F as filed with the SEC on August 29, 2025.

Inflation and Seasonality

Management believes inflation has not had a material impact on our company’s operations or financial condition and that our operations are not currently subject to seasonal influences.

Conditions in Australia

We are incorporated under the laws of, and our principal offices and research and development facilities are located in, the Commonwealth of Australia. Therefore, we are directly affected by political and economic conditions in Australia. See Item 3.D. “Key Information – Risk Factors – Risks Related to Our Location in Australia” for a description of factors that could materially affect our operations.

Recently Issued International Accounting Standards and Pronouncements

New and amended Accounting Standards and Interpretations issued and effective

There were no new or amended standards adopted by the Group in the year ended June 30, 2026 that materially impacted the Group. These financial statements follow the same accounting policies as used in the June 30, 2025 consolidated financial statements and related notes as filed with the Australian Securities Exchange and the Securities and Exchange Commission.

Australian Disclosure Requirements

Dividends

No dividends have been paid during the financial year (2026: nil). The Directors do not recommend the payment of a dividend in respect of the current financial year (2025: nil).

Significant changes in the state of affairs

There have been no significant changes in the state of affairs of the Group during the year.

Events since the end of the financial year

No other matters or circumstances have arisen since June 30, 2026 that have significantly affected the Group’s operations, results or state of affairs, or may do so in future years.

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

We are a development stage company, have had no sales income to date and as of June 30, 2026, our accumulated deficit totaled A$245,584,285. We had A$37,317,962 of cash and cash equivalents, as of June 30, 2026, compared to A$33,158,642 as of June 30, 2025.

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

In November 2023, we received commitments for a capital raising of $4.8 million by means of a private placement. The private placement was conducted at A$0.0035 per new share. For every new share issued, one free attaching short-dated option was issued.

In February 2024, we received commitments for a capital raising of $3.25 million by means of a placement. The placement was conducted at A$0.0038 per new share. For every three new shares issued, one free attaching listed option was issued.

In February 2024, we received commitments for a capital raising of $2.0 million by means of a Securities Purchase Plan. The number of securities issued to the participants on 2 February 2024 following the scaleback and pursuant to ASX Listing Rule 7.1, and which were within the volumes approved by shareholders at the EGM, are:

●	571,428,556 SPP Shares at A$0.0035 (0.35 Australian cents) per SPP Share (ASX:ATH); and

●	571,428,556 unlisted Short-Dated Options (each with an exercise price of A$0.007, expiring on 31 August 2024) (ASX: ATHAAI); and

●	190,476,123 listed Long-Dated Options (each with an exercise price of A$0.01, expiring on 31 August 2026) (ASX: ATHO).

On February 15, 2024, we entered into a sales agreement with JonesTrading Institutional Services LLC, or JonesTrading, under which we may issue and sell ADSs from time to time in “at the market offerings” pursuant to a Prospectus Supplement. Subject to the terms and conditions of the sales agreement, JonesTrading agreed to use its commercially reasonable efforts to sell the ADSs from time to time as agent, based upon our instructions. JonesTrading is entitled to a commission at a fixed commission rate equal to 3.0% of the gross sales price per share sold. On February 15, 2024, we filed a Prospectus Supplement relating to the offering of up to US$6,000,000 in ADSs with the SEC.

On July 18, 2024, 75,220,800 ordinary shares were issued under the ADS Sales Agreement, raising $366k net of security issuance costs.

On February 3, 2025, 164,242,200 ordinary shares were issued under the ADS Sales Agreement, raising $2.058m net of security issuance costs.

In February 2025, we received commitments for a capital raising of approximately $40 million by means of a two tranche placement (the Placement) of fully paid ordinary shares. For every three new shares issued, one free attaching option was issued. The number of securities issued to the Placement participants on February 17, 2025 (Tranche 1), April 4, 2025 (Tranche 2) and April 23, 2025 (Options) pursuant to ASX Listing Rule 7.1, and which are within the volumes approved by shareholders at the EGM on March 31, 2025, is:

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

In September 2025, we received commitments for a capital raising of $20.0 million by means of a placement. The placement was conducted at A$0.012 per new share.

On May 29, 2026, the company held an extraordinary general meeting to effect an issued capital consolidation of 50 ordinary shares or options into one ordinary share or option. Each 50 pre-split ordinary shares or options outstanding automatically combined and converted to one issued and outstanding ordinary share or option without any action on the part of the shareholders or optionholders. No fractional shares or options were issued in connection with the Consolidation. All fractional shares and options were rounded up to the whole number of shares.

As of June 30, 2026, we had a total of 66.2 million unlisted and listed unexercised options outstanding. The options have exercise prices ranging from A$0.20 to A$1.875. If all unlisted options were exercised in full, we would receive consideration of A$56,823,115 in total.

From inception to June 30, 2026, our capital expenditures have totaled A$849,729, consisting of computer equipment, furniture and fixtures, fit-out costs and laboratory equipment that is being used in connection with our research facility at The University of Melbourne. Capital expenditures for equipment are depreciated on a straight-line basis over the estimated useful lives of 3 to 20 years, with a net balance as of June 30, 2026 of A$302. We currently do not have significant capital spending requirements, but we expect to continue to engage in capital spending consistent with anticipated growth in our operations and personnel.

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

Under the research and development tax incentive scheme, entities with an aggregated turnover for the income year of less than A$20 million are entitled to a 43.5% refundable tax incentive. In the year ended June 30, 2026, we recorded A$3.6 million in other income with respect to funds we expect to receive in relation to the 2026 financial year under the research and development tax incentive scheme.

We have incurred recurring losses since inception, including operating losses of $23.4 million and $12.1 million for the years ended June 30, 2026 and 2025, respectively, and an operating cash outflow of $22.5 million and $11.5 million, respectively for such years. We expect to continue incurring losses into the foreseeable future and will need to raise substantial additional capital to continue the development of our planned research and development programs. The consolidated financial statements have been prepared assuming that we will continue as a going concern as a result of the funds raised during the financial year.

Cash Flows

The following table summarizes our cash flows for the periods presented, which contemplates the realisation of our assets and the satisfaction of our liabilities in the normal course of business:

	Year ended June 30,
	2026	2025	2024
		(A$)
Net cash (used) in operating activities	(22,523,333)	(11,451,248)	(12,605,824)
Net cash generated from / (used in) in investing activities	7,500,000	(7,500,000)	(5,722)
Net cash generated from financing activities	19,131,081	39,669,380	9,216,292
Net increase(decrease) in cash and cash equivalents	4,107,748	20,718,132	(3,395,254)
Cash and cash equivalents at beginning of period	33,158,642	12,638,885	15,773,783
Exchange rate adjustments on cash held in foreign currencies	51,572	(198,375)	260,356
Cash and cash equivalents at end of period	37,317,962	33,158,642	12,638,885

Net cash used in operating activities was A$22,523,333, A$11,451,248 and A$12,605,824 during the years ended June 30, 2026, 2025 and 2024, respectively. Our payments to suppliers and employees during the years ended June 30, 2026, 2025 and 2024 were A$24,080,938, A$17,459,061 and A$21,393,136, respectively. Our operating activity receipts for the years ended June 30, 2026, 2025 and 2024 of A$0, A$5,629,577 and A$8,583,477 consisted of R&D tax incentive refunds. A$3,939,875 was received in July 2026 in relation to the R&D tax incentive refund for the year ended June 30, 2025. The A$6,621,877 increase in payments to suppliers and employees for the year ended June 30, 2026 when compared to the years ended June 30, 2025 reflects the increase in activity during the year due to an acceleration of work towards Phase 3 activities for ATH434. During the years ended June 30, 2026, 2025 and 2024, our payments to suppliers and employees were offset in part by interest received of A$1,638,947, A$446,291 and A$269,075, respectively.

Net cash generated from / (used in) investing activities was A$7,500,000, (A$7,500,000) and (A$5,722) during the years ended June 30, 2026, 2025 and 2024, respectively. Cash flows used for investing activities were primarily attributable to investments in longer-dated term deposits and payments for the purchase of property and equipment for the years ended June 30, 2026, 2025 and 2024.

Net cash generated from financing activities was A$19,131,081, A$39,669,380 and A$9,216,292 for the years ended June 30, 2026, 2025 and 2024. Cash generated from financing activities in the year ended June 30, 2026, 2025 and 2024 related to proceeds from the issuance of shares amounting to A$20,375,890, A$42,570,645 and A$10,144,682 respectively.

An unrealized foreign exchange gain of A$51,572 was recorded for the year ended June 30, 2026, an unrealized foreign exchange loss of A$198,375 was recorded for the year ended June 30, 2025 and an unrealized foreign exchange gain of A$260,356 was recorded for the year ended June 30, 2024. In 2026, the Australian dollar appreciated against the U.S. dollar by 4.41%. In 2025, the Australian dollar depreciated against the U.S. dollar by 1.77%. In 2024, the Australian dollar depreciated against the U.S. dollar by 0.35%.

C.	Research and Development, Patents and Licenses

In recent years, we have continued our practice of building valuable research collaborations with institutes based in Australia, the United States and other countries to enable us to investigate a variety of therapeutic indications including Parkinsonian disorders, Alzheimer’s disease, Huntington disease, and selected cancers. These collaborative arrangements ensure that we work with well-respected laboratories with specific expertise in screening and animal modelling of relevance to the particular indication, without incurring ongoing administrative and personnel costs. We maintain in-house patent counsel and research and development project expertise to coordinate these research collaborations.

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

Our technology does not currently require the licensing of enabling technology licenses or freedom-to-operate licenses. Our product candidates are designed and synthesised by our employees and the intellectual property of those product candidates is owned by us.

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

R&D Tax Incentives

The Australian Government replaced the research and development tax concession with the research and development tax incentive from July 1, 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditures incurred and the use of depreciating assets in an income year commencing on or after July 1, 2011. A 43.5% refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditures to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2026, the Group has recorded an item in other income of A $3.6  million ( 2025: A $5.4 million, 2024: A$3.9 million) to recognize the amount relating to this period.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(Start of the Remuneration Report for Australian Disclosure Requirements)

A.	Directors and Senior Management

Our directors are as follows:

Name	Age	Position
Julian Babarczy (1) (2)	50	Chairman of the Board of Directors
David Stamler	65	Chief Executive Officer and Managing Director
Lawrence Gozlan (1) (2)	47	Director
Peter Marks (1) (2)	70	Director
Ann Cunningham	58	Director

The outsourced Company Secretary and Chief Financial Officer was as follows during the period:

Name	Age	Position
Abby Macnish Niven	44	Company Secretary and Chief Financial Officer

(1)	Member of the Audit Committee
(2)	Member of the Remuneration Committee and Share Plan Committee

Mr. Julian Babarczy has served as Chairman of our Group since November 2025. Julian is an experienced investment executive and company director with over 25 years of experience in Australia’s financial markets. He spent over a decade in senior leadership roles at Regal Partners, contributing to the firm’s growth from a boutique fund manager to a multi-billion-dollar investment house, where he led or contributed to a range of investment portfolios spanning a wide range of sectors. Since 2020, Julian has focused on board leadership and strategic advisory roles, supporting high-growth companies in technology, financial services, natural resources and other innovation-led industries. He possesses significant capital markets expertise, strong governance capabilities and a hands-on approach to assisting companies to scale both operationally and geographically. Julian is a CFA Charterholder and holds a Bachelor of Business from Monash University.

Dr. David Stamler, M.D. was appointed Chief Executive Officer in January 2021 and Managing Director in November 2025. He previously served as our Chief Medical Officer and Senior Vice President, Clinical Development since May 2017. Prior to joining Alterity, Dr. Stamler served as the Vice President, Clinical Development and Therapeutic Head for Movement Disorders at Teva Pharmaceutical Industries from 2015 to 2017 after Teva acquired Auspex Pharmaceuticals. Dr. Stamler was the Chief Medical Officer of Auspex from January 2011 until 2015. Dr. Stamler received an M.D. from the University of Chicago—The Pritzker School of Medicine and a B.A. in Biology from the University of Chicago.

Mr. Lawrence Gozlan has served as a director of our Group since August 2011. Mr. Gozlan, a leading biotechnology investor and advisor, is the Chief Investment Officer and Founder of Scientia Capital, a specialised global investment fund focused exclusively in life sciences. Scientia Capital was founded to provide high-level expertise and to manage investments for high-net-worth individuals, family offices and institutional investors wanting exposure to the biotechnology industry. Prior to this, Mr. Gozlan was responsible for the largest biotechnology investment portfolio in Australia as the institutional biotechnology analyst at QIC (“the Queensland Investment Corporation”), an investment fund with over A$60 billion under management. He previously worked as the senior biotechnology analyst in the equities team at Foster Stockbroking Pty Ltd and gained senior corporate finance experience advising life sciences companies at Deloitte. Mr. Gozlan is currently a Director of Ceryvyn Therapeutics Limited, (ASX:CYV) and Enlitic Inc, (ASX:ENL). He holds a Bachelor of Science with Honors in microbiology and immunology from the University of Melbourne.

Mr. Peter Marks has served as a director of our Group since July 2005. Peter has over 35 years' experience in corporate advisory and investment banking. Over the course of his long career, he has specialised in capital raisings, IPOs, cross-border, M&A transactions, corporate underwriting and venture capital transactions for companies in Australia, the United States and Israel. He has been involved in a broad range of transactions with a special focus in the life sciences, biotechnology, medical technology and high-tech segments. Mr. Marks served as a director on the Board of Elsight Limited (ASX:ELS) between January 2020 and October 2021, on the Board of Nyrada Inc. (ASX:NYR) between January 2020 and August 2022, and currently serves on the Board of Noxopharm Limited (ASX:NOX) (appointed in March 2016), Iris Metals Limited (ASX:IR1) (appointed in December 2020), and EverGreen Lithium Limited (ASX:EG1) (appointed in January 2022). Mr. Marks has an MBA, Bachelor of Economics, Bachelor of Law, and Grad Dip in Commercial Law.

Ms. Ann Cunningham has served as a director of our Group since April 2026.  Ann brings more than 25 years of global pharmaceutical and biotechnology experience to Alterity. She is the Founder and Chief Executive Officer of i³ Strategy Partners, a pharmaceutical consulting group focused on improving health outcomes through innovative patient engagement strategies, particularly within underserved communities. Ms. Cunningham has guided senior pharmaceutical and biotechnology executives in planning and executing multiple successful portfolio strategies and blockbuster brand launches. Ms. Cunningham also led the commercial development of a product portfolio as Vice President of Neurodegenerative Disease and Psychiatry at Teva Pharmaceutical Industries. She currently serves on the Board of Directors of Vistagen Therapeutics and previously served as its Chief Commercial Officer. Ms. Cunningham holds a B.A. in Psychology from Yale University and an MBA from the University of Michigan, Stephen M. Ross School of Business.

Ms. Abby Macnish Niven was appointed as Chief Financial Officer for our Group in September 2024 and as Company Secretary in November 2024. Ms. Macnish Niven is a Chartered Financial Analyst and holds a Bachelor of Commerce and a Bachelor of Science degree from the University of Western Australia. She has extensive experience in private wealth management with groups including ANZ, UBS, and Ord Minnett, and consults to a range of listed and unlisted companies in governance, finance, and corporate structure.

There are no family relationships among our directors and senior executives.

Directors’ Interests

The relevant interest of each director, as defined by section 608 of the Corporations Act, in the share capital of the Group, as notified by the directors to the ASX in accordance with section 205G(1) of the Corporations Act, at the date of this report is as follows:

		Number of
	Number of	options over
	ordinary	ordinary
Director	shares	shares
Lawrence Gozlan	90,910	2,030,304
Peter Marks	180,084	659,742
Julian Babarczy (appointed November 21, 2025)	-	2,000,000
David Stamler (appointed November 21, 2025)	1,904,863	6,685,928
Ann Cunningham (appointed April 17, 2026)	-	-
Geoffrey Kempler (retired November 21, 2025) (1)	360,220	1,200,000
Brian Meltzer (retired November 21, 2025) (1)	194,846	662,772

(1) Holdings for retired directors are shown as at the date of retirement (adjusted for consolidation).

Meetings of Directors

The number of meetings our board of directors (including committee meetings of directors) held during the year ended June 30, 2026 and the number of meetings attended by each director were:

			Audit Committee		Remuneration
	Board Meetings		Meetings		Committee Meetings
Director	A	B	A	B	A	B
Julian Babarczy	3	3	1	1	1	1
Lawrence Gozlan	4	4	1	1	1	1
David Stamler	3	3	—	—	—	—
Peter Marks	4	4	2	2	1	1
Ann Cunningham	1	1	—	—	—	—
Geoffrey Kempler (retired November 21, 2025)	1	1	—	—	—	—
Brian Meltzer (retired November 21, 2025)	1	1	1	1	—	—

A	=	Number of meetings held during the time the director held office or was a member of the committee.
B	=	Number of meetings attended
—	=	Not a member of the relevant committee

B.	Compensation

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

	2026	2025
	A$	A$
Base fees
Board – member (inclusive of Superannuation)	80,000	70,000
Board Chairman (exclusive of Superannuation)	120,000	100,000

Remuneration policy versus financial performance

The Group’s remuneration policy is not entirely based on our performance, but rather on industry practice.

The Group’s primary focus is research activities with a long-term objective of developing and commercializing our research and development results.

The tables below set out summary information about our earnings and movement in shareholder wealth for the five years to June 30, 2026:

	2026	2025	2024	2023	2022
	A$	A$	A$	A$	A$
Interest income	1,716,656	446,291	268,419	16,436	2,504
Total comprehensive loss for the year	(23,441,790)	(12,147,828)	(19,123,464)	(13,806,515)	(12,847,061)

No dividends have been paid for the five years to June 30, 2026.

	2026	2025	2024	2023	2022
	A$	A$	A$	A$	A$
ASX share price at start of the year (adjusted) (1)	0.50	0.25	0.35	0.65	1.40
ASX share price at end of the year (adjusted) (1)	0.58	0.50	0.25	0.35	0.65
Basic and diluted loss per share (cents) (adjusted) (1)	(11.12)	(9.50)	(26.20)	(28.50)	(26.50)

(1)	Share prices and basic and diluted loss per share have been adjusted to reflect the impact of the 50:1 ordinary share consolidation in June 2026.

We believe that our performance in terms of earnings will remain negative while we continue in the research and/or trial phase. Shareholder wealth reflects this speculative and volatile market sector. This pattern is indicative of our performance over the past 5 years. Due to the stage of the Company, remuneration policies have remained consistent over this period.

Performance based remuneration

The purpose of a performance bonus is to reward individual performance in line with our Group’s objectives. Consequently, performance-based remuneration is paid to an individual where the individual’s performance clearly contributes to a successful outcome for our Group. This is regularly measured in respect of performance against key performance indicators (“KPIs”).

We use a variety of KPIs to determine achievement, depending on the role of the Executive being assessed.

For details of remuneration, refer to Employment Contracts of Directors and Key Management Personnel below.

b)	Details of remuneration

The following table sets forth all compensation for the year ended June 30, 2026 with respect to each of our directors and executive officers during the 2026 fiscal year.

			Long Term
			Benefits
			Post-Employment
	Short Term Benefits		Superannuation	Long-Service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options (1)	Total
2026	A$	A$	A$	A$	A$	A$	A$
Directors’ remuneration
Mr. Peter Marks	75,000	-	-	-	-	-	75,000
Mr. Lawrence Gozlan (1)	75,000	-	-	-	-	-	75,000
Dr. David Stamler (appointed November 21, 2025) (2) (3)	500,746	420,905	-	-	-	-	921,651
Mr. Julian Babarczy (appointed November 21, 2025)	70,833	-	8,500	-	-	816,977	896,310
Ms. Ann Cunningham (appointed April 17, 2026)	16,667	-	-	-	-	-	16,667
Mr. Geoffrey Kempler (retired November 21, 2025) (4)	41,667	-	5,000	-	100,000	-	146,667
Mr. Brian Meltzer (retired November 21, 2025)	26,041	-	3,125	-	-	-	29,166
	805,954	420,905	16,625	-	100,000	816,977	2,160,461

Other key management personnel
Dr. David Stamler (2) (3)	319,150	-	-	-	-	2,370,968	2,690,118
Total	319,150	-	-	-	-	2,370,968	2,690,118

(1)

$150,000 for corporate advisory fees was paid to an associate entity of Mr. Lawrence Gozlan for business advisory services including investor relations and business development during FY2026. According to the terms of the consulting services agreement, a further maximum of $100,000 is payable in FY2027.  Please see (d) for details of options granted as part of the consulting services agreement during FY2026.

(2)	Base Fee includes movements in the annual leave provision for Dr. David Stamler in accordance with his employment contract.
(3)

Dr. David Stamler is paid in U.S. dollars. Dr. Stamler was appointed as Managing Director on November 21, 2025 and his remuneration has been allocated between Directors and Other key management personnel accordingly.

(4)	$143,650 for corporate advisory fees was paid to an associate entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.

The following table sets forth all compensation for the year ended June 30, 2025 with respect to each of our directors and executive officers during the 2025 fiscal year.

			Long
			Term
			Benefits
			Post-Employment
	Short Term Benefits		Superannuation	Long-Service	Termination	Equity
	Base Fee	Bonus	Contribution	Leave	Benefit	Options	Total
2025	A$	A$	A$	A$	A$	A$	A$
Directors’ remuneration
Mr. Geoffrey Kempler (2)	201,400	-	11,500	-	-	164,772	377,672
Mr. Brian Meltzer	62,780	-	7,220	-	-	82,386	152,386
Mr. Peter Marks	70,000	-	-	-	-	82,386	152,386
Mr. Lawrence Gozlan	70,000	-	-	-	-	137,310	207,310
	404,180	-	18,720	-	-	466,854	889,754

Other key management personnel
Dr. David Stamler (1)(3)	858,898	259,472	-	-	-	335,274	1,453,644
	858,898	259,472	-	-	-	335,274	1,453,644
Total	1,263,078	259,472	18,720	-	-	802,128	2,343,398

(1)	Base Fee includes movements in the annual leave provision for Dr. David Stamler in accordance with his employment contract.
(2)	Includes $169,000 corporate advisory fees paid to an associate entity of Mr. Geoffrey Kempler for business advisory services including investor relations, marketing and business development.
(3)	Dr. David Stamler is paid in U.S. dollars.

Performance income as a proportion of total remuneration

All executives are eligible to receive incentives as determined by the Board from time to time. Their performance payments are based on a set monetary value, set number of shares or options or as a portion of base salary.

Non-Executive Directors are not entitled to receive bonuses and/or incentives. In the current and prior year, the Directors have received equity as part of their total remuneration. Employees have received equity as recommended by the Remuneration Committee.

	Fixed remuneration				STI				LTI
	2026		2025		2026		2025		2026		2025
		%		%		%		%		%		%
Directors
Mr. Peter Marks	100		46		-		-		-		54
Mr. Lawrence Gozlan	100		34		-		-		-		66
Dr. David Stamler (appointed November 21, 2025) (1)	54		N/A		46		N/A		-		N/A
Mr. Julian Babarczy (appointed November 21, 2025)	8		N/A		-		N/A		92		N/A
Ms. Ann Cunningham (appointed April 17, 2026)	100		N/A		-		N/A		-		N/A
Mr. Geoffrey Kempler (retired November 21, 2025)	100		56		-		-		-		44
Mr. Brian Meltzer (retired November 21, 2025)	100		46		-		-		-		54
Other key management personnel
Dr. David Stamler (1)	12		59		-		18		88		23

(1) Dr. David Stamler's combined totals for the year ended June 30, 2026 were: Fixed remuneration - 23% (2025 - 59%), STI - 12% (2025 - 18%) and LTI - 65% (2025 - 23%).

Long-term incentives (“LTI”) related to remuneration were provided in the form of share-based payments.

Short-term incentives (“STI”) related to remuneration were provided in the form of cash bonus.

c)	Share-based compensation

We have an Employee and Consultant Plan designed to reward Executives, Employees and/or Consultants for their contributions.  At June 30, 2026, equity had been issued to one (1) Key Management Personnel, eleven (11) employees and one (1) consultant under the 2004 ASX Plan and 2018 ADS Plan. On May 29, 2026, shareholders approved a new Employee Incentive Securities Plan (the "2026 Plan"). Information relating to these plans is set out in Note 16.

The terms and conditions of each grant of options affecting Directors and Key Management Personnel remuneration in this reporting period are as follows:

	Date vested and		Exercise		Value per
Grant date	exercisable	Expiry date	price at grant date	Vested	option at grant date
January 7, 2021	January 6, 2023 onwards	January 6, 2026	$0.03	Yes	$0.03
March 21, 2024	March 21, 2024 onwards	March 21, 2029	$0.003	Yes	$0.004
August 8, 2025	August 8, 2025 onwards	August 8, 2030	$0.013	Partially	$0.010
June 15, 2026**	June 15, 2026	June 15, 2031	$1.000	Yes	$0.4085

Exercise price and value per option at grant date relate to pre-consolidation values for all grants earlier than June 15, 2026.

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

** As of June 30, 2026, 3,000,000 options over ordinary shares were issued to directors during the current financial year, separate from the 2004 ASX Plan, following approval of the resolutions to issue them at the EGM in May 2026 (2025 - 170,000,000 (pre-consolidation)). The value per option in the table above is at June 15, 2026, as approved by the shareholders at the EGM in May 2026. 290,400,000 (pre-consolidation) options over ordinary shares were issued as remuneration to Dr. David Stamler during the current financial year (2025: Nil).

79,999,800 (pre-consolidation) ordinary shares were issued as a result of the exercise of remuneration options by Dr David Stamler during the current financial year. No other ordinary shares were issued as a result of the exercise of remuneration options by Directors and Key Management Personnel of Alterity Therapeutics Limited during the current or previous financial year.

On May 29, 2026, the company held an extraordinary general meeting to effect a share consolidation of 50 ordinary shares into one ordinary share. Each 50 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares. As a result, the ratio of the company's ADRs was adjusted from 600 shares per ADR to 12 shares per ADR at the same time.

d)	Key management personnel disclosure

Options and right holdings

The number of options over ordinary shares of our Group held during the financial year by each Director of Alterity Therapeutics Limited and other Key Management Personnel of our Group, including their personally related parties, are set out below:

								Total
								Vested and	Total
	Balance	Granted as		Other		Granted as	Balance	Exercisable	Unvested
	July 1, 2025	Remuneration (pre-Consolidation)	Options Expired	movements	Impact of Consolidation (4)	Remuneration (post-Consolidation)	June 30, 2026	June 30, 2026	June 30, 2026
Share Options of the Group	No.	No.	No.	No.	No.	No.	No.	No.	No.
Mr. Lawrence Gozlan (3)	58,515,152	-	(7,000,000)	1,000,000	(50,484,848)	-	2,030,304	2,030,304	-
Mr. Peter Marks	39,987,013	-	(7,000,000)	-	(32,327,271)	-	659,742	659,742	-
Dr. David Stamler (2)	215,288,824	290,400,000	(91,392,720)	(79,999,800)	(327,610,376)	-	6,685,928	2,813,924	3,872,004
Mr. Julian Babarczy	-	-	-	-	-	2,000,000	2,000,000	2,000,000	-
Ms. Ann Cunningham	-	-	-	-	-	-	-	-	-
Mr. Geoffrey Kempler (1)	74,000,000	-	(14,000,000)	(60,000,000)	-	-	-	-	-
Mr. Brian Meltzer (1)	40,138,528	-	(7,000,000)	(33,138,528)	-	-	-	-	-
	427,929,517	290,400,000	(126,392,720)	(172,138,328)	(410,422,495)	2,000,000	11,375,974	7,503,970	3,872,004

All vested options are exercisable at the end of the year and there were 3,872,004 options unvested as of June 30, 2026.

(1)	Other movements include reduction in reported options on resignation.
(2)	Other movements include options converted to ordinary shares.
(3)	Other movements include options granted as part of a consulting services agreement. These 1,000,000 options were issued post-Consolidation.
(4)	On May 29, 2026, the company held an extraordinary general meeting to effect a share consolidation of 50 ordinary shares into one ordinary share. Each 50 pre-split ordinary shares outstanding automatically combined and converted to one issued and outstanding ordinary share without any action on the part of the shareholders. No fractional shares were issued in connection with the Share Consolidation. All fractional shares were rounded up to the whole number of shares.

						Total
						Vested and	Total
	Balance	Granted as	Options		Balance	Exercisable	Unvested
	July 1, 2024	Remuneration	Expired	Other	June 30, 2025	June 30, 2025	June 30, 2025
Share Options of the Group	No.	No.	No.	movements (1)	No.	No.	No.
Mr. Geoffrey Kempler	14,000,000	60,000,000	-	-	74,000,000	74,000,000	-
Mr. Lawrence Gozlan	7,000,000	50,000,000	-	1,515,152	58,515,152	58,515,152	-
Mr. Brian Meltzer	16,523,809	30,000,000	(7,142,857)	757,576	40,138,528	40,138,528	-
Mr. Peter Marks	16,523,809	30,000,000	(7,142,857)	606,061	39,987,013	39,987,013	-
Dr. David Stamler	220,916,529	-	(7,142,857)	1,515,152	215,288,824	161,960,719	53,328,105
	274,964,147	170,000,000	(21,428,571)	4,393,941	427,929,517	374,601,412	53,328,105

All vested options are exercisable at the end of the year and there were 53,328,105 options unvested as of June 30, 2025.

(1)	Other movements include options acquired through participation in the placement.

Shares provided on exercise of remuneration options

79,999,800 ordinary shares (pre-consolidation) were issued to key management personnel as a result of the exercise of remuneration options during the financial year ended June 30, 2026. (2025 - Nil).

Shareholdings

The number of our ordinary shares held during the financial year by each Director of our Group and other Key Management Personnel, including their personally related parties, are set out below:

	Balance	Received as	Received on	Net Change		Balance
	July 1, 2025	Remuneration	Exercise of Options	Other	Consolidation	June 30, 2026
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No. (1)	No.	No.
Mr. Lawrence Gozlan	4,545,455	-	-	-	(4,454,545)	90,910
Mr. Peter Marks	9,004,150	-	-	-	(8,824,066)	180,084
Dr. David Stamler	15,243,312	-	79,999,800	-	(93,338,249)	1,904,863
Mr. Julian Babarczy	-	-	-	-	-	-
Ms. Ann Cunningham	-	-	-	-	-	-
Mr. Geoffrey Kempler (1)	18,011,000	-	-	(18,011,000)	-	-
Mr. Brian Meltzer (1)	9,742,250	-	-	(9,742,250)	-	-
	56,546,167	-	79,999,800	(27,753,250)	(106,616,860)	2,175,857

(1)	Net Change Other includes reduction in reported options on resignation.

	Balance	Received as	Received on	Net Change	Balance
	July 1, 2024	Remuneration	Exercise of Options	Other	June 30, 2025
Fully Paid Ordinary Shares of the Group	No.	No.	No.	No. (1)	No.
Mr. Geoffrey Kempler	18,011,000	-	-	-	18,011,000
Mr. Lawrence Gozlan	-	-	-	4,545,455	4,545,455
Mr. Brian Meltzer	7,469,523	-	-	2,272,727	9,742,250
Mr. Peter Marks	7,185,968	-	-	1,818,182	9,004,150
Dr. David Stamler	10,697,857	-	-	4,545,455	15,243,312
	43,364,348	-	-	13,181,819	56,546,167

(1)	Net Change Other includes shares acquired through participation in the placement.

Loans to key management personnel

There were no loans made to the Directors or other Key Management Personnel, including their personally related parties.

e)	Employment contracts of Directors and other key management personnel

The following Directors and Key Management Personnel were under contract at June 30, 2026:

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

Payment of accrued salary, accrued but unused vacation pay and approved but unreimbursed expenses that are owed to date of termination

Payment equivalent to 100% of current annualised salary

Vested but unexercised options shall be exercisable within 30 days after the date of termination

Unvested options will terminate automatically without further notice

		With Cause, the Group may terminate at any time upon written notice.	Payment limited to accrued salary, accrued but unused vacation pay and approved but unreimbursed expenses that are owed to date of termination. All options shall be canceled upon date of termination

(End of Remuneration Report)

C.	Board Practices

Introduction

Our Board of Directors is elected by and accountable to our shareholders. Our Board of Directors’ responsibilities are divided into operating activities, financial and capital markets activities and scientific activities. The Chairman of our Board of Directors, currently Mr. Julian Babarczy, is responsible for the management of the Board of Directors and its functions.

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

Under the rules of the Nasdaq Stock Market, a majority of our Board of Directors must qualify as independent directors within the meaning of the rules of the Nasdaq Stock Market, each of whom satisfies the respective “independence” requirements of the Nasdaq Stock Market Rules and the Securities and Exchange Commission. Our Board of Directors has determined that each of Messrs. Peter Marks and Julian Babarczy and Ms. Ann Cunningham qualifies as an independent director under the Nasdaq Stock Market and the Securities and Exchange Commission. As a foreign private issuer whose shares are listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules. This includes Nasdaq rule 5605(b)(1) requiring a majority of independent directors.

Committees of the Board of Directors

Our Board of Directors has established the following committees:

Audit Committee. The Nasdaq Stock Market rules require us to establish an audit committee composed of at least three members, each of whom is financially literate and satisfies the respective “independence” requirements of the Securities and Exchange Commission and the Nasdaq Stock Market and one of whom has accounting or related financial management expertise at senior levels within a company. As a foreign private issuer whose shares are listed on the Nasdaq Capital Market, we are permitted to follow certain home country corporate governance practices instead of certain requirements of the Nasdaq Stock Market Rules. This includes the rule related to audit committee composition (Rule 5605(c)(2)(A)): we may have an audit committee composed of two members instead of “at least three members.”

Our Audit Committee assists our Board of Directors in overseeing the accounting and financial reporting processes of our company and audits of our financial statements, including the integrity of our financial statements, compliance with legal and regulatory requirements, our independent public accountants’ qualifications and independence, the performance of our internal audit function and independent public accountants, and such other duties as may be directed by our Board of Directors. The Audit Committee is also required to assess risk management. The audit committee meets at least two times per year.

Our Audit Committee currently consists of three board members, two of whom satisfy the “independence” requirements of the Securities and Exchange Commission and the Nasdaq Market Rules. Our Audit Committee is currently composed of Messrs. Marks, Babarczy and Gozlan. Our Board of Directors has determined that Mr. Babarczy meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission.

Remuneration Committee. Our Board of Directors has established a Remuneration Committee, which is composed solely of independent directors, within the meaning of the Nasdaq Stock Market Rules. The Remuneration Committee is responsible for reviewing the salary, incentives and other benefits of our executive officers and making recommendations on such matters for approval by our Board of Directors. The Remuneration Committee is also responsible for overseeing and advising our Board of Directors with regard to the adoption of policies that govern our compensation programs, including share and ADS option and employee benefit plans. Additionally, the Remuneration Committee administers our share and ADS option plans and any other employee benefit plans.

Directors’ Service Contracts

Mr Geoffrey Stamler recieved a termination benefit of $100,000 as part of his retirement agreement. Mr David Stamler's Employment Contract provides for termination benefits as detailed above. Other than this, there are no arrangements or understandings between us and any of our subsidiaries, on the one hand, and any of our directors, on the other hand, providing for benefits upon termination of their employment or service as directors of our company or any of our subsidiaries.

Indemnification of Directors and Officers

Our Constitution provides that, subject to the Australian Corporations Act, every director, secretary, manager or officer of our company or any person employed by our company as auditor shall be indemnified out of our funds against all liability incurred by such person as a director or officer in defending proceedings, whether civil or criminal, in which judgment is given in the person's favor or in which the person is acquitted in connection with any application under the Australian Corporations Act in which relief is granted to the person by a Court.

Under our Constitution, no director, auditor, or other officer shall be liable for (i) any acts, receipts, neglect, or defaults of any other director or officer for joining in any receipt or other act for conformity; (ii) any loss or expense that may happen to us through the inefficiency or deficiency of title to any property acquired by order of the directors or on our behalf; (iii) the inefficiency or deficiency of any security in or upon which any of our monies shall be invested; (iv) any loss or damage arising from bankruptcy, insolvency, or tortious act of any person with whom any monies, securities, or effects shall be deposited; (v) any loss occasioned by any error of judgment, omission, default, or oversight on the person’s part; or (vi) any other loss, damage, or misfortune whatsoever which shall happen in relation to those things unless the same shall happen through the person’s own negligence, default, breach of duty, breach of trust, or dishonesty.

In addition, our Constitution provides that to the extent permitted by law, we may pay, or agree to pay, a premium in respect of a contract insuring a person who is or has been an officer of our company or one of our subsidiaries against a liability:

●

incurred by the person in his or her capacity as an officer of our company or a subsidiary of our company provided that the liability does not arise out of conduct involving a wilful breach of duty in relation to our company or a subsidiary of our company; or

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

As of June 30, 2026, we had 11 employees. Of such employees, ten persons are employed in research and development and one person in management and administration. Four employees are located in Australia and seven employees are located in the United States.

As of June 30, 2025, we had 9 employees. Of such employees, seven persons were employed in research and development and two persons in management and administration. Five employees were located in Australia and four employees were located in the United States.

As of June 30, 2024, we had 10 employees. Of such employees, eight persons were employed in research and development and two persons in management and administration. Seven employees were located in Australia and three employees were located in the United States.

Australian and US labor laws and regulations apply to our employees accordingly. The laws concern various matters, including severance pay rights at termination, retirement or death, length of work day and work week, minimum wage, overtime payments and insurance for work-related accidents.

E.	Share Ownership

Beneficial Ownership of Executive Officers and Directors

The following table sets forth certain information as of August 21, 2026 regarding the beneficial ownership of our ordinary shares by each of our directors and executive officers and by all our directors and executive officers as a group:

	Number of
	Ordinary Shares
	Beneficially	Percentage of
Name	Owned (1)	Ownership (2)
Lawrence B. Gozlan (3)	2,090,910	0.90%
Peter A. Marks (4)	780,084	0.33%
David A. Stamler (5)	6,576,859	2.82%
Julian Babarczy (6)	2,000,000	0.86%
Ann Cunningham	-	-%
All directors and executive officers as a group (5 persons)	11,447,853	4.91%

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

2.	The percentages shown are based on 232,917,403, consisting of 218,500,420 ordinary shares and 14,416,983 unlisted options, issued and outstanding as of August 21, 2026.

3.

Includes options to purchase 1,000,000 ordinary shares that are exercisable for A$0.50 each on or before December 30, 2027 and options to purchase 1,000,000 ordinary shares that are exercisable for A$1.00 each on or before June 15, 2031. All options are held by Montoya Pty Ltd, an Australian corporation owned by Mr. Gozlan. The 90,910 outstanding ordinary shares are held of record by Montoya Pty Ltd. Includes 1,000,000 options granted by resolution at the EGM in May 2026.

4.	Includes options to purchase 600,000 ordinary shares that are exercisable for A$0.50 each on or before December 30, 2027. Of the 180,084 outstanding ordinary shares, 143,720 ordinary shares are held of record by Lampam Pty Ltd., an Australian corporation owned by Mr. Peter Marks, and 36,364 ordinary shares are held of record by Shanti Capital Pty Ltd <Peter Marks Super Fund A/C>.

5.

Includes vested options to purchase 800,004 ordinary shares that are exercisable for US$0.15 each on or before March 21, 2029 and vested options granted in August 2025 to purchase 3,871,992 ordinary shares that are exercisable for US$0.43 each on or before August 8, 2030. Also includes 139,258 ADSs representing 1,671,096 ordinary shares.

6.

Includes options to purchase 2,000,000 ordinary shares that are exercisable for A$1.00 each on or before June 15, 2031. Options were granted by resolution at the EGM in May 2026. All options are held by Vaucluse Investment Holdings Pty Ltd, an Australian corporation of which Mr. Barbaczy is a director.

Stock Option Plans

In November 2004, we adopted the 2004 Employees’, Directors’ and Consultants’ Share and Option Plan, or the 2004 ASX Plan, and the 2004 American Depositary Share (ADS) Option Plan, or the 2004 ADS Plan. In November 2018, we adopted an updated ADS plan with substantially the same terms as the 2004 ADS Plan for a new ten-year term. For the description below, the 2004 ASX Plan and 2018 ADS Plan are referred to together as the Stock Option Plans. Under the 2004 ASX Plan we may issue ordinary shares and under the 2018 ADS Plan we may issue ADSs. We were initially authorized to issue under the Stock Option Plans up to an aggregate 12,000,000 ordinary shares or ADSs representing 12,000,000 ordinary shares. Pursuant to subsequent shareholder approvals, the most recent of which was in November 2024, we are entitled to issue up to an aggregate 450,000,000 ordinary shares (or ADSs representing 240,000,000 ordinary shares) under the Stock Option Plans. Any increase in such maximum number of ordinary shares or ADSs issuable under the Stock Option Plans is subject to shareholder approval.

At an Extraordinary General Meeting on May 29, 2026, shareholders approved a new Employee Incentive Securities Plan (the "2026 Plan") which replaces the previous plans, and shareholders authorized the Group to issue up to 21,750,833 ordinary shares, equal to 10% of issued shares.

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

The number of shares issued or options granted, the exercise price and option term of options granted, the vesting schedule and escrow periods of shares issued and options granted, under the 2004 ASX Plan are determined by the Remuneration Committee, in accordance with the provisions of the ASX Plan, and specified in an offer document from our company and accepted by the eligible person, subject to the terms of the 2004 ASX Plan. Options granted under the 2004 ASX Plan will be unlisted and exercisable at an exercise price equal to or less than market value of an ordinary share on the ASX at the date of grant, or such other exercise price that the Remuneration Committee determines to be appropriate under the circumstances. The term of an option granted under the 2004 ASX Plan will be determined by the Remuneration Committee; however, no option will be exercisable after the expiration of ten years from the date of its grant. Except as otherwise provided in the 2004 ASX Plan or determined by the Remuneration Committee and set forth in an offer document, the issuance of shares and exercise of options granted under the 2004 ASX Plan will either (i) be subject to an escrow, under which such shares or options cannot be disposed of or exercised, respectively, within six months from the date of issue or grant (or 12 months if issued or granted to a director); or (ii) will vest over a four year period in four equal installments, 25% at the end of each year from the date of grant. Shares issued and options granted under the 2004 ASX Plan may be subject to other performance criteria and hurdles, as determined by the Remuneration Committee.

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

Under the 2018 ADS Plan, we may grant to employees, officers, consultants, independent contractors and directors of our company or any of its subsidiaries, from time to time, options to purchase ADSs representing our ordinary shares. ADSs that are forfeited under the terms of the 2018 ADS Plan and ADSs that are subject to options that expire unexercised or which are otherwise surrendered by an optionee without receiving any payment or other benefit with respect to such option may again become available for new option grants under the 2018 ADS Plan.

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

2026 Plan. The purpose of the 2026 Plan is to promote the interest of our company and the interest of the employees, directors and consultants of our company and its subsidiaries. Under the 2026 Plan, we may issue to employees, directors and consultants of our company and its subsidiaries, from time to time, ordinary shares, either by issuance of ordinary shares, by issuance of performance rights or by issuance of options to purchase ordinary shares granted under the 2026 Plan.

The 2026 Plan is administered by the Share Plan Committee, a sub-committee of the Remuneration Committee. For the purpose of the disclosure below, the term “Remuneration Committee” shall refer to the Remuneration Committee or Share Plan Committee, as applicable. Subject to Board approval where required by applicable law, the Remuneration Committee has the authority, in its sole discretion, to grant options under the 2026 Plan, to interpret the provisions of the 2026 Plan and to prescribe, amend, and rescind rules and regulations relating to the 2026 Plan or any issue or grant thereunder as it may deem necessary or advisable, subject to any other approval if required by applicable law. All decisions made by the Remuneration Committee pursuant to the provisions of the 2026 Plan will be final, conclusive and binding on all persons.

The number of shares issued, or performance rights or options granted, the exercise price and option term of options granted, the vesting schedule and escrow periods of shares issued and performance rights or options granted, under the 2026 Plan are determined by the Remuneration Committee, in accordance with the provisions of the 2026 Plan, and specified in an offer document from our company and accepted by the eligible person, subject to the terms of the 2026 Plan. Options granted under the 2026 Plan will be unlisted and exercisable at an exercise price that the Remuneration Committee determines to be appropriate under the circumstances. The term of a performance right or option granted under the 2026 Plan will be determined by the Remuneration Committee. Securities granted under the 2026 Plan may be subject to other performance criteria and hurdles, as determined by the Remuneration Committee.

A summary of the status of the Stock Option Plans as of June 30, 2026, 2025 and 2024, and changes during the years ended on those dates, is presented below:

			As of June 30,
	2026		2025		2024
		Weighted		Weighted		Weighted
		average		average		average
		exercise		exercise		exercise
		price		price		price
	Number	(A$)	Number	(A$)	Number	(A$)
Options outstanding at the beginning of the year	358,559,387	0.02	381,542,720	0.05	170,042,720	0.05
Issued during the year (pre-consolidation)	13,663,004	0.011	-	-	217,000,000	0.004
Exercised during the year (pre-consolidation)	(79,999,800)	0.005	(6,333,333)	-	-	-
Expired during the year (pre-consolidation)	(126,392,720)	0.048	(4,650,000)	0.04	-	-
Adjustment on 50:1 consolidation	(148,763,529)	-	-	-	-	-
Forfeited during the year	(360,000)	0.400	(12,000,000)	0.04	(5,500,000)	0.04

Options outstanding at year end	16,706,342	0.514	358,559,387	0.02	381,542,720	0.02

Options vested and exercisable at year end	5,857,655	0.520	275,689,612	0.03	195,708,100	0.03

Australian Disclosure Requirements

Indemnifying directors and officers

During the financial year, we maintained an insurance policy to indemnify all current Directors and Officers against certain liabilities incurred as a Director or Officer, including costs and expenses associated in successfully defending legal proceedings. The contract of insurance prohibits disclosure of the nature of the liability and the amount of the premium. We have not otherwise, during or since the end of the financial year, indemnified or agreed to indemnify an Officer or Auditor of our Group or any related body corporate against a liability incurred as such an Officer or Auditor.

Share options on issue during or since the end of the financial year

During or since the end of the financial year the unissued ordinary shares of Alterity Therapeutics Limited under options were as follows:

Date of expiry	Exercise price (A$)	Number under options
November 29, 2026	1.875	200,000
November 29, 2026	1.732	230,000
December 19, 2026	0.525	160,000
August 31, 2026	0.500	18,624,729
February 26, 2027	1.400	24,446,043
December 30, 2027	0.500	3,400,000
March 13, 2029	0.200	403,334
March 13, 2029	0.226	1,250,000
March 21, 2029	0.218	800,004
July 1, 2030	0.500	300,000
August 8, 2030	0.650	230,000
August 8, 2030	0.626	6,248,004
January 13, 2031	0.415	870,000
March 26, 2031	0.415	1,230,000
April 15, 2031	0.440	4,245,000
April 15, 2031	0.450	540,000
June 15, 2031	1.000	3,000,000
		66,177,114

Shares issued as a result of the exercise of options

During the year ended June 30, 2026, 79,999,800 (pre-consolidation) ordinary shares were issued as a result of the exercise of options by Dr. David Stamler, and a further 1,379,180 (pre-consolidation) ordinary shares were issued as a result of the exercise of options by other holders.

Since June 30, 2026, 991,558 ordinary shares were issued as a result of the exercise of options by other holders.

There are no amounts unpaid on the shares issued as a result of the exercise of the options during and since the end of the current financial year. The amount paid per share is the same as the exercise price.

Proceedings on behalf of our Group

No proceedings have been brought or intervened in on behalf of our Group with leave of the Court under section 237 of the Corporations Act 2001.

Non-audit services

We may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with our Group are important, subject to the limitations imposed by the Sarbanes-Oxley Act of 2002.

Auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 in relation to the audit for the year ended June 30, 2026 is included in Exhibit 15.2 of this annual report on Form 20-F.

Corporate governance statement

In accordance with ASX listing Rule 4.10.3, the Group’s 2026 Corporate Governance Statements can be found on its website at www.alteritytherapeutics.com.

Signed in accordance with a resolution of the Directors made pursuant to s298(2) of the Corporations Act 2001.

/s/ Julian Babarczy
Julian Babarczy
Chairman
Melbourne

August 28, 2026

F.	Disclosure of a Registrant’s Action to Recover Erroneously Awarded Compensation.

Not applicable.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A.	Major Shareholders

There are no shareholders known to us who own beneficially more than 5% of our ordinary shares.

Significant Changes in the Ownership of Major Shareholders

There were no significant changes in the ownership of major shareholders during the year ended June 30, 2026.

Major Shareholders Voting Rights

A major shareholder would not have different voting rights.

Record Holders

As of August 21, 2026, there were 2,822 holders of record of our ordinary shares, of which 13 record holders, holding approximately 0.18% of our ordinary shares, had registered addresses in the United States. These numbers are not representative of the number of beneficial holders of our shares nor are they representative of where such beneficial holders reside, since many of these ordinary shares were held of record by brokers or other nominees. The majority of trading by our U.S. investors is done by means of ADSs that are held of record by HSBC Custody Nominees Ltd., which held 29.11% of our ordinary shares.

B.	Related Party Transactions

In July 2025, Dr. David Stamler converted 79,999,800 options (pre-consolidation) to ordinary shares.  There were no other related party transactions other than those related to Director and Key Management Personnel remuneration.

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

Australian Securities Exchange

Our ordinary shares have traded on the ASX since our initial public offering on March 28, 2000 under the symbol “PBT”. On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our shares have traded under the symbol “ATH” since that date.

Nasdaq Capital Market

On September 5, 2002 our ADSs began trading on the Nasdaq Capital Market under the symbol “PRAN.” On April 8, 2019, we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date.

B.	Plan of Distribution

Not applicable.

C.	Markets

The principal listing of our ordinary shares and listed options to purchase ordinary shares is on the ASX. As of April 5, 2002, our ADSs were eligible to trade on the Nasdaq Capital OTC Bulletin Board in the United States and until September 5, 2002, our ADSs traded on the Nasdaq Capital Market under the symbol “PRAN.” On April 8, 2019 we changed our name to Alterity Therapeutics Limited and our ADSs have traded under the symbol “ATHE” since that date. We entered into a Deposit Agreement with the Bank of New York under which the Bank of New York, acting as depositary, issues ADRs. Prior to March 24, 2016, each ADR represented ten of our ordinary shares. On March 24, 2016, we effected a ratio change so that each ADS represented 60 ordinary shares (representing a 6-for-1 reverse split). On January 9, 2023, we effected a ratio change so that each ADS represented 600 ordinary shares (representing a 10-for-1 reverse split). On June 4, 2026, we effected a ratio change so that each ADS now represents 12 ordinary shares (representing a 50-for-1 reverse split), in line with the 1-for-50 consolidation of the ordinary shares.

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

Annual and Extraordinary Meetings

Our Board of Directors must convene an annual meeting of shareholders at least once every calendar year, within five months of our last fiscal year-end balance sheet date. Notice of at least 28 days prior to the date of the meeting is required. An extraordinary meeting may be convened by the board of directors, or upon a demand of any directors, or of one or more shareholders holding in the aggregate at least five percent of our issued capital. An extraordinary meeting must be called not more than 21 days after the request is made. The meeting must be held not later than two months after the request is given.

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

Under the Takeovers Act, as currently in effect, any foreign person, together with associates, is prohibited from acquiring 20% or more of the shares in any company having total assets exceeding A$347 million or more. In addition, a foreign person may not acquire shares in a company having total assets of A$347 million or more if, as a result of that acquisition, the total holdings of all foreign persons and their associates will exceed 40% in aggregate without the approval of the Australian Treasurer. However, for “U.S. Investors” and investors from certain other countries, a threshold of A$1,498 million applies (except in certain circumstances) to each of the previous acquisitions. A “U.S. Investor” is defined by the Takeovers Act as a U.S. national or a U.S. enterprise.

If the necessary approvals are not obtained, the Treasurer may make an order requiring the acquirer to dispose of the shares it has acquired within a specified period of time. Under the current Australian foreign investment policy, however, it is unlikely that the Treasurer would make such an order where the level of foreign ownership exceeds 40% in the ordinary course of trading, unless the Treasurer finds that the acquisition is contrary to the national interest. The same rule applies if the total holdings of all foreign persons and their associates already exceeds 40% and a foreign person (or its associate) acquires any further shares, including in the course of trading in the secondary market of the ADSs. At present, we do not have total assets of A$347 million.

If the level of foreign ownership exceeds 40% at any time, we would be considered a foreign person under the Takeovers Act. In such event, we would be required to obtain the approval of the Treasurer for our company, together with our associates, to acquire (i) more than 20% of an Australian company or business with assets totaling over A$347 million; or (ii) any direct or indirect ownership interest in Australian residential real estate.

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

The following is a discussion of Australian and U.S. tax consequences material to our shareholders. To the extent that the discussion is based on tax legislation which has not been subject to judicial or administrative interpretation, the views expressed in the discussion might not be accepted by the tax authorities in question or by a court. The discussion is not intended, and should not be construed, as legal or professional tax advice and does not exhaust all possible tax considerations.

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

Australian capital gains tax applies to net capital gains at a taxpayer’s marginal tax rate. Previously, certain shareholders, such as individuals, were entitled to a discount of 50% for capital gains on shares held for greater than 12 months. However, as part of the 2012-2013 Federal Budget measures, the Australian Government announced changes to the application of the CGT discount for foreign resident individuals on taxable Australian assets, including shares. These changes became effective on June 29, 2013.

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

Australian Death Duty

Australia does not have estate or death duties. No capital gains tax liability is realised upon the inheritance of a deceased person’s shares. The disposal of inherited shares by beneficiaries may, however, give rise to a capital gains tax liability.

Goods and Services Tax

The issue or transfer of shares will not incur Australian goods and services tax.

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

Passive Foreign Investment Companies

We are likely a PFIC for U.S. federal income tax purposes for some U.S. Holders of our ADSs and a controlled foreign corporation (CFC) to other U.S. Holders of our ADSs. Our treatment as a PFIC could result in a reduction in the after-tax return to those U.S. Holders of our ADSs and may affect the value of the securities.

For U.S. federal income tax purposes, we will be classified as a PFIC for any taxable year in which either (i) 75% or more of our gross income is passive income, or (ii) at least 50% of the average value of all of our assets for the taxable year produce or are held for the production of passive income. For this purpose, cash is considered to be an asset that produces passive income. Passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets that produce passive income. As a result of our substantial cash position and the decline in the value of our stock, we believe that we became a PFIC during the taxable year ended June 30, 2026. We believe that we continued to be classified as a PFIC during the taxable year ended June 30, 2025 for some U.S Holders of our ADSs and may continue to be a PFIC for each of the subsequent fiscal years.

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

The documents concerning our company referred to in this annual report may also be inspected at our registered office located at Level 15, 500 Collins Street, Melbourne, Victoria 3000, Australia.

I.	Subsidiary Information

Not applicable.

J.	Annual Report to Security Holders.

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We invest our excess cash and cash equivalents in interest-bearing accounts and term deposits with banks in Australia. Our management believes that the financial institutions that hold our investments are financially sound and accordingly, minimal credit risk exists with respect to these investments. Certain of our cash equivalents are subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk. Our major market risk is changes in foreign exchange rates as we had approximately A$9,500,064, A$1,544,448, and A$225,722 cash held in U.S. dollars, which is our major foreign currency, as of June 30, 2026, 2025 and 2024, respectively. A hypothetical 6.15% adverse movement, based on average of highest and lowest exchange rate during the year, would reduce the cash balance at the end of each year by approximately A$861,040.

We conduct our activities mostly in Australia and the USA. We are required to make certain payments in U.S. dollars and other currencies, however we believe an adverse movement in end-of-period exchange rates would not have a material impact on our operating results. In the twelve months ended June 30, 2026, the Australian dollar appreciated against the U.S. dollar by 4.41%. In the financial years 2025 and 2024, the Australian dollar depreciated by 1.77% and 0.35% against the U.S. dollar, respectively. A hypothetical 6.15% adverse movement in the U.S. dollar would increase the cost of our foreign currency payables by approximately A$70,796.

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

Fees and Payments Made by the Company to the Depositary

We incurred expenses in relation to services for our annual general meeting and special general meeting of shareholders. For the year ended June 30, 2026, we paid BNYM a total of U.S.$35,611 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation). For the year ended June 30, 2025, we paid BNYM a total of U.S.$44,805 (comprised of payments for the distribution and printing of meeting material and proxy vote tabulation).

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

Not applicable.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Not applicable.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) is recorded, processed, summarised and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms, and that such information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our chief executive officer and chief financial officer to allow timely decisions regarding required disclosure. Our management, including our chief executive officer and chief financial officer, conducted an evaluation of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e) and 15d-15(e),  as of the end of the period covered by this Annual Report on Form 20-F. Based upon that evaluation, our chief executive officer and chief financial officer concluded that, as of June 30, 2026, our disclosure controls and procedures were effective.

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

Our management assessed the effectiveness of our internal control over financial reporting as of June 30, 2026. In making this assessment, our management used the criteria set forth by the Committee of Sponsoring Organisations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013). Based on that assessment, our management concluded that as of June 30, 2026, our internal control over financial reporting is effective.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16. RESERVED

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that Mr. Julian Babarczy, an independent director, meets the definition of an audit committee financial expert, as defined by rules of the Securities and Exchange Commission. For a brief listing of Mr. Babarczy’s relevant experience, see Item 6.A. “Directors, Senior Management and Employees - Directors and Senior Management.”

ITEM 16B.	CODE OF ETHICS

We have adopted a code of ethics that applies to all senior financial officers of our company, including our chief executive officer, chief financial officer, chief accounting officer or controller, or persons performing similar functions. The code of ethics is publicly available on our website at www.alteritytx.com. Written copies are available upon request. If we make any substantive amendment to the code of ethics or grant any waivers, including any implicit waiver, from a provision of the codes of ethics, we will disclose the nature of such amendment or waiver on our website.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees Paid to Independent Public Accountants

The following table sets forth, for each of the years indicated, the fees billed by PricewaterhouseCoopers in Australian dollars, which has served as our principal independent registered public accounting firm since November 30, 2006.

	Years Ended June 30,
	2026	2025
Services Rendered	A$	A$
Audit and review of financial statements (1)	271,000	248,000
Other audit services (2)	-	72,000
Total	271,000	320,000

(1)

Audit fees consist of services that would normally be provided in connection with statutory and regulatory filings or engagements, including services that generally only the independent accountant can reasonably provide.

(2)	Included in the balance are amounts related to additional regulatory filings during the 2025 financial year. All services provided are considered audit services for the purpose of SEC classification.

Pre-Approval Policies and Procedures

Our Audit Committee has adopted policies and procedures for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. Pre-approval of an audit or non-audit service may be given as a general pre-approval, as part of the audit committee’s approval of the scope of the engagement of our independent registered public accounting firm, or on an individual basis. Any proposed services exceeding general pre-approved levels also require specific pre-approval by our audit committee. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act or the rules of the Securities and Exchange Commission, and also requires the audit committee to consider whether proposed services are compatible with the independence of the registered public accounting firm. All of the fees described above were pre-approved by our Audit Committee.

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Issuer Purchase of Equity Securities

Neither we, nor any affiliated purchaser of our company, has purchased any of our securities during the year ended June 30, 2026.

ITEM 16F.	CHANGES IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

ITEM 16G.	CORPORATE GOVERNANCE

Under Nasdaq Stock Market Rule 5615(a)(3), foreign private issuers, such as our company, are permitted to follow certain home country (Australian) corporate governance practices instead of certain provisions of the Nasdaq Stock Market Rules. A foreign private issuer that elects to follow a home country practice instead of any Nasdaq rule must submit to Nasdaq, in advance, a written statement from an independent counsel in such issuer’s home country certifying that the issuer’s practices are not prohibited by the home country’s laws. We have submitted a notice to Nasdaq informing it that we elect to follow home country practice instead of the following Nasdaq rules:

●	the Rule requiring that our independent directors have regularly scheduled meetings at which only independent directors are present (Rule 5605(b)(2))

●	the Rule regarding independent director oversight of director nominations process for directors (Rule 5605(e))

●	the Rule regarding independent director oversight of executive officer compensation (Rule 5605(d))

●	the requirement to obtain shareholder approval for the establishment or amendment of certain equity-based compensation plans (Rule 5635(c)); an issuance that will result in a change of control of the company (Rule 5635(b)); certain transactions other than a public offering involving issuances of a 20% or more interest in the company (Rule 5635(d)); and certain acquisitions of the stock or assets of another company (Rule 5635(a)).

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

ITEM 16I.	DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

ITEM 16J.	INSIDER TRADING POLICIES

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

We engage third-party assessors, consultants, auditors, and experts to strengthen our cybersecurity processes. For example, we utilise third-party services for continuous vulnerability scanning, perimeter testing, Dynamic Application Security Testing (DAST), and penetration testing to identify and address potential security weaknesses in our systems. Additionally, we engage expert architects to help design and maintain secure cloud infrastructures.

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

Board of Directors' Oversight

Our Board of Directors plays a critical role in overseeing cybersecurity risks as part of its broader risk oversight responsibilities. The Information Security Officer (ISO) provides the board with updates on cybersecurity risks and incidents. Significant cybersecurity incidents are reported to the board to ensure appropriate and timely responses.

Management's Role in Assessing and Managing Cybersecurity Risks

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

ITEM 18. FINANCIAL STATEMENTS

Australian Disclosure Requirements

All press releases, financial reports and other information are available on our website: https://alteritytx.com/

ALTERITY THERAPEUTICS LIMITED

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Alterity Therapeutics Limited

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Alterity Therapeutics Limited and its subsidiaries (the “Company”) as of June 30, 2026 and 2025, and the related consolidated statements of profit or loss and other comprehensive loss, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended June 30, 2026, including the related notes (collectively referred to as the “consolidated financial statements”).  In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2026 and 2025, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2026 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and Australian equivalents to International Financial Reporting Standards as issued by the Australian Accounting Standards Board.

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

Research and development tax incentive receivable

As described in Notes 1, 2 and 5 to the consolidated financial statements, the Company’s research and development (“R&D”) tax incentive receivable was $7.5 million as of June 30, 2026, which includes $3.6 million recorded as other income for the year ended June 30, 2026. Management, with input from an independent specialist, assessed the Company’s R&D activities and related expenditures and applied significant judgment in determining which are eligible for a refundable tax offset under the Australian Government R&D tax incentive scheme, and then recorded the expected R&D tax incentive amount as a receivable in the consolidated statement of financial position and as other income in the consolidated statement of profit or loss and other comprehensive loss.

The principal considerations for our determination that performing procedures relating to the R&D tax incentive receivable is a critical audit matter are the significant judgments made by management, with input from an independent specialist, to determine whether the R&D activities and related expenditures are eligible for a refundable tax offset under the Australian Government R&D tax incentive scheme. This in turn led to a high degree of auditor subjectivity, judgment and effort in performing procedures to evaluate the audit evidence related to the valuation of the R&D tax incentive receivable.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, amongst others, testing management’s process for determining the R&D tax incentive receivable, which included: (i) evaluating the appropriateness of the methodology used to estimate the amount of the R&D tax incentive receivable; (ii) performing a retrospective comparison of the prior year R&D tax incentive receivable estimate to the amount of cash received after lodgment of the R&D tax incentive claim to assess the historical accuracy of management’s estimation; (iii) assessing the completeness of the underlying expense data used to determine the R&D tax incentive receivable; (iv) evaluating, for a selection of eligible expenditures, the accuracy of the expenditure and the reasonableness of management’s assessment of eligibility; and (v) assessing the qualifications of management’s specialist and the Company’s relationship with the specialist, and evaluating the work and findings of management’s specialist with regard to the judgments made by management in the assessment of eligibility.

/s/ PricewaterhouseCoopers

Melbourne, Australia

August 28, 2026

We have served as the Company's auditor since 2006.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(in Australian dollars, except number of shares)

		June 30,
	Notes	2026	2025
Assets
Current Assets
Cash and cash equivalents		37,317,962	33,158,642
Trade and other receivables	5	7,699,157	3,937,607
Other current assets	6	811,781	8,774,937

Total Current Assets		45,828,900	45,871,186

Non-Current Assets
Property and equipment		302	3,848
Right-of-use assets	13	190,259	151,326

Total Non-Current Assets		190,561	155,174

Total Assets		46,019,461	46,026,360

Liabilities
Current Liabilities
Trade and other payables	7	2,026,246	2,575,490
Provisions	8	1,026,219	875,908
Other current liabilities		133	139
Lease liabilities	13	55,175	66,912
Current tax liabilities		48,436	16,280

Total Current Liabilities		3,156,209	3,534,730

Non-Current Liabilities
Lease liabilities	13	138,290	88,545

Total Non-Current Liabilities		138,290	88,545

Total Liabilities		3,294,499	3,623,275

Net Assets		42,724,962	42,403,086

Equity
Issued capital: 2026: 217,508,862 fully paid ordinary shares; Nil options over fully paid ordinary shares and 2025: 9,127,370,686 fully paid ordinary shares; Nil options over fully paid ordinary shares	10	282,513,370	262,949,462
Reserves	11	5,795,877	5,342,304
Accumulated deficit during the development stage	12	(245,584,285)	(225,888,680)
Total Equity		42,724,962	42,403,086

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS

(in Australian dollars, except number of shares and per share amounts)

		Years Ended June 30,
	Notes	2026	2025	2024

Interest income	2	1,716,656	446,291	268,419
Other income	2	3,610,016	7,641,516	4,019,285
Intellectual property expenses		(262,778)	(127,523)	(214,304)
General and administration expenses	3	(10,528,013)	(5,481,399)	(4,762,643)
Research and development expenses	3	(17,629,577)	(14,404,282)	(18,644,047)
Other operating expenses		(283,877)	(87,265)	(5,238)
Other gains / (losses)	3	90,123	(67,111)	261,152

Loss before income tax expense		(23,287,450)	(12,079,773)	(19,077,376)

Income tax expense	4	(113,499)	(68,055)	(46,088)

Loss for the year		(23,400,949)	(12,147,828)	(19,123,464)

Other comprehensive loss		(40,841)	-	-

Total comprehensive loss for the year		(23,441,790)	(12,147,828)	(19,123,464)

Loss per share (basic and diluted - cents per share) (adjusted) (1)	18	(11.12)	(9.50)	(26.20)

Weighted average number of ordinary shares used in computing basic and diluted net loss per share (1)		210,494,323	127,938,483	72,977,512

(1)	On May 29, 2026, the company held an extraordinary general meeting to effect a consolidation of issued capital of 50 ordinary shares into one ordinary share, and 50 options into one option. Each 50 pre-split shares or options outstanding automatically combined and converted to one issued and outstanding ordinary share or option without any action on the part of the shareholders. No fractional shares or options were issued in connection with the Consolidation. All fractional shares or options were rounded up to the whole number of shares or options. As a result of this, the ratio of the company's ADRs was adjusted from 600 shares per ADR to 12 shares per ADR at the same time. Periods presented have been adjusted, on a retroactive basis, to reflect the Consolidation.

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED CASH FLOW STATEMENTS

(in Australian dollars)

		Years Ended June 30,
	Notes	2026	2025	2024
Cash Flows from Operating Activities
Payments to suppliers and employees		(24,080,938)	(17,459,061)	(21,393,136)
Interest received		1,638,947	446,291	269,075
R&D tax refund		-	5,629,577	8,583,477
Interest paid		-	-	(7,217)
Income tax paid		(81,342)	(68,055)	(58,023)

Net cash flows used in operating activities	14(a)	(22,523,333)	(11,451,248)	(12,605,824)

Cash Flows from Investing Activities
Payments for purchase of plant and equipment		-	-	(5,722)
Receipt from / (payments for) term deposit		7,500,000	(7,500,000)	-

Net cash flows generated from / (used in) investing activities		7,500,000	(7,500,000)	(5,722)

Cash Flows from Financing Activities
Proceeds from issue of ordinary shares		20,375,890	42,570,645	10,144,682
Payment of share issue costs		(1,108,250)	(2,774,168)	(918,020)
Principal elements of lease payments		(136,559)	(127,097)	(10,370)

Net cash flows generated from financing activities		19,131,081	39,669,380	9,216,292

Net increase / (decrease) in cash and cash equivalents		4,107,748	20,718,132	(3,395,254)

Cash and cash equivalents at beginning of period		33,158,642	12,638,885	15,773,783
Exchange rate adjustments on cash and cash equivalents held in foreign currencies		51,572	(198,375)	260,356
Cash and cash equivalents at end of period	14(b)	37,317,962	33,158,642	12,638,885

The accompanying notes are an integral part of the consolidated financial statements.

ALTERITY THERAPEUTICS LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(in Australian dollars, except for number of shares)

					Accumulated
					Deficit
					During
		Number of	Issued		Development	Issued
	Notes	Shares	Capital	Reserves	Stage	Total Equity
Balance, June 30, 2023		2,439,897,618	213,971,323	3,972,475	(195,130,889)	22,812,909
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	2,798,120,281	10,050,000	-	-	10,050,000
Non-cash issuance of options to directors and employees	11(b)	-	-	881,950	-	881,950
Contributions of equity/Shares to be issued		-	-	45,000	-	45,000
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	7,097,419	49,682	-	-	49,682
Transaction costs from issuance of shares		-	(918,020)	-	-	(918,020)
Expired options		-	-	-	-	-
Forfeited options reversed to profit or loss		-	-	(93,222)	93,222	-
		2,805,217,700	9,181,662	833,728	93,222	10,108,612
Net loss		-	-	-	(19,123,464)	(19,123,464)
Total comprehensive loss for the year		-	-	-	(19,123,464)	(19,123,464)
Balance, June 30, 2024		5,245,115,318	223,152,985	4,806,203	(214,161,131)	13,798,057
Transactions with owners in their capacity as owners:
Issuance of shares	10(b)	3,875,826,636	42,547,105	-	-	42,547,105
Non-cash issuance of options to directors and employees	11(b)	-	-	979,920	-	979,920
Contributions of equity/Shares to be issued		-	-	-	-	-
Issuance of shares in connection with exercise of options, net of costs	10(b) & 11(b)	6,428,732	23,540	(23,540)	-	-
Transaction costs from issuance of shares		-	(2,774,168)	-	-	(2,774,168)
Expired options		-	-	(326,544)	326,544	-
Forfeited options		-	-	(93,735)	93,735	-
		3,882,255,368	39,796,477	536,101	420,279	40,752,857
Net loss		-	-	-	(12,147,828)	(12,147,828)
Total comprehensive loss for the year		-	-	-	(12,147,828)	(12,147,828)
Balance, June 30, 2025		9,127,370,686	262,949,462	5,342,304	(225,888,680)	42,403,086
Transactions with owners in their capacity as owners:
Issuance of shares		1,666,666,663	20,000,000	-	-	20,000,000
Non-cash issuance of options to directors and employees		-	-	4,493,021	-	4,493,021
Contributions of equity/Shares to be issued		-	-	3,006	-	3,006
Issuance of shares in connection with exercise of options, net of costs		81,378,980	672,158	(296,269)	-	375,889
Transaction costs from issuance of shares		-	(1,108,250)	-	-	(1,108,250)
Expired options		-	-	(3,705,344)	3,705,344	-
Forfeited options		-	-	-	-	-
Consolidation of issued capital		(10,657,907,467)	-	-	-	-
		217,508,862	19,563,908	494,414	3,705,344	23,763,666
Net loss		-	-	-	(23,400,949)	(23,400,949)
Other comprehensive loss for the year		-	-	(40,841)	-	(40,841)
Total comprehensive loss for the year		-	-	(40,841)	(23,400,949)	(23,441,790)
Balance, June 30, 2026		217,508,862	282,513,370	5,795,877	(245,584,285)	42,724,962

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

Financial Reporting Framework

The financial report of Alterity Therapeutics Limited for the year ended June 30, 2026 was authorised for issue on  August 28, 2026 .

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

The accounting policies set out below have been applied in preparing the financial statements for the year ended June 30, 2026 and the comparative information presented in these financial statements for the years ended June 30, 2025 and 2024.

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

R&D Tax Incentives

The Australian Government adopted a research and development tax incentive in July 2011. The provisions provide refundable or non-refundable tax offsets. The research and development tax incentive applies to expenditures incurred and the use of depreciating assets. A 43.5% refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. Management has assessed these activities and expenditure to determine which are likely to be eligible under the incentive scheme. For the period to June 30, 2026, the Group has recorded an item in other income of A$3.6 million (2025: A$5.4 million).

Going Concern Basis

The Group is a development stage medical biotechnology company and as such expects to be utilising sources of cash funding until its research activities have become marketable. The Group has incurred recurring losses since inception including a net loss of $23,441,790 in the year ended June 30, 2026 (2025: $12,147,828) and a net operating cash outflow of $22,523,333 in the year ended June 30, 2026 (2025: $11,451,248). The Group expects to continue incurring losses into the foreseeable future and will need to raise additional capital to continue the development of its planned research and development programs. The continuing viability of the Group is subject to its ability to raise additional capital to finance the continuation of its planned research and development programs, maintaining implemented cost containment and deferment strategies, and successfully commercialising its initiatives.

The Group raised significant new equity funding, with net proceeds totaling $19,267,640, during the financial year to enable progression of its planned research and development programs. The Company believes the cash and cash equivalents as of June 30, 2026 will be sufficient to fund its operating expenses and capital expenditure requirements for at least the next twelve months from the date of issuance of these consolidated financial statements.

The inability to raise significant additional capital, as and when needed on acceptable terms, or if at all would have a negative impact on the Group’s financial condition and ability to pursue its business strategies. If the Group is unable to obtain the required funding to operate and to develop and commercialise its product candidates, it could be forced to delay, reduce or eliminate some or all of its research and development programs, which would adversely affect its business prospects.

These consolidated financial statements have been prepared assuming the Group will continue as a going concern which contemplates the continuity of operations, realisation of assets and the satisfaction of liabilities in the ordinary course of business and do not include adjustments that would result if the Group were unable to continue as a going concern.

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

Development Stage – Risks and Uncertainties

As a development stage enterprise, the Group’s prospects are subject to the risks, expenses and uncertainties frequently encountered by companies which have not yet commercialised any applications of their technology, particularly in new and evolving markets. Alterity’s operating results may fluctuate significantly in the future as a result of a variety of factors, including capital expenditure and other costs relating to establishing, maintaining and expanding the operations, the number and mix of potential customers, potential pricing of future products by the Group and its competitors, new technology introduced by the Group and its competitors, delays or expense in obtaining necessary equipment, economic and social conditions in the biotechnology industry and general economic conditions.

The Group cannot be certain that it will be able to raise any required funding or capital, on favourable terms or at all, or that it will be able to establish corporate collaborations on acceptable terms, if at all. If the Group is unable to obtain such additional funding or capital, it may be required to reduce the scope of its development plans.

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

Subsidiaries are all those entities (including special purpose entities) over which the Group has control. The Group controls an entity where it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power to direct the activities of the entity. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity.

Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are de-consolidated from the date that control ceases.

In preparing the consolidated financial statements, all inter-company balances and transactions, and unrealised profits/losses arising within the Group are eliminated in full. Investments in subsidiaries are accounted for at cost in the individual financial statements of Alterity Therapeutics Limited.

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

Income Tax (continued)

Deferred tax

Deferred tax is accounted for using the liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax base of those items.

In principle, deferred tax assets and liabilities are recognised for all taxable temporary differences. Deferred tax assets are recognised to the extent that it is probable that sufficient taxable amounts will be available against which deductible temporary differences or unused tax losses and tax offsets can be utilised. However, deferred tax assets and liabilities are not recognised if the temporary differences giving rise to them arise from the initial recognition of assets and liabilities (other than as a result of a business combination) which affects neither taxable income nor accounting profit or loss.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with these investments are only recognised to the extent that it is probable that there will be sufficient taxable profits against which to utilise the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period(s) when the asset and liability giving rise to them are realised or settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by reporting date. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Group expects, at the reporting date, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and tax liabilities are offset when the entity has a legally enforceable right to offset and intends either to settle on a net basis or to realise the asset and settle the liability simultaneously.

Current and deferred tax for the period

Current and deferred tax is recognised as an expense or income in the Consolidated Statement of Profit or Loss and Other Comprehensive Loss except when it relates to items credited or debited directly to equity, in which case the deferred tax is also recognised directly in equity, or where it arises from the initial accounting for a business combination, in which case it is taken into account in the determination of goodwill.

The Group has significant unused tax losses and as such a significant deferred tax asset; however, the deferred tax asset has not been recognised, as it is not probable that future taxable profit will be available against which the unused losses and unused tax credits can be utilised, given the nature of the Group’s business (research and development) and its history of losses.

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

(f) Investments and other financial assets

Classification

The Group classifies its financial assets in the following measurement categories:

●	those to be measured subsequently at fair value (either through OCI or through profit or loss), and

●	those to be measured at amortised cost.

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

Impairment

The Group assesses on a forward looking basis the expected credit losses associated with its debt instruments carried at amortised cost and fair value through other comprehensive income. The impairment methodology applied depends on whether there has been a significant increase in credit risk.

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

No impairment charges were incurred during the year ended June 30, 2026.

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

As of June 30, 2026, 2025 and 2024, the Group had no capitalised research and development costs.

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

Exchange differences are recognised in profit or loss in the period in which they arise except for exchange differences on monetary items receivable from or payable to a foreign operation for which settlement is neither planned or likely to occur, which form part of the net investment in a foreign operation, which are recognised in the foreign currency translation reserve and recognised in profit or loss on disposal of the net investment.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(j) Employee Benefits

Short-term obligations

Short-term employee benefits are benefits (other than termination benefits) that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, including wages, and salaries. Short-term employee benefits are measured at the (undiscounted) amounts expected to be paid when the obligation is settled. The Group’s obligations for short-term employee benefits such as wages and salaries are recognised as a part of current trade and other payables in the Consolidated Statements of Financial Position.

The Group’s obligations for annual leave are presented as part of provisions in the Consolidated Statements of Financial Position. The obligations are presented as current liabilities in the Consolidated Statements of Financial Position if the Group does not have a right to defer settlement for at least twelve months after the reporting period regardless of when the actual settlement is expected to occur.

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

The obligations are presented as current liabilities in the Consolidated Statements of Financial Position if the entity does not have a right to defer settlement for at least twelve months after the reporting period, regardless of when the actual settlement is expected to occur.

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

(m) Interest income

Other income includes interest income which is recognised on a time proportion basis using the effective interest method.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

1. BACKGROUND AND SUMMARY OF MATERIAL ACCOUNTING POLICIES (continued)

(n) Grants

Grants are recognised when there is reasonable assurance that the grant will be received and all grant conditions will be complied with.

When the grant relates to an expense item, it is recognised as other income over the periods necessary to match the grant on a systematic basis to the costs that it is expected to compensate.

(o) Goods and Services Tax (“GST”)

Revenues, expenses and assets are recognised net of the amount of GST, except where the amount of GST incurred is not recoverable from the taxation authority. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of expense.

Receivables and payables in the Consolidated Statements of Financial Position are shown inclusive of GST. The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables.

Cash flows are included in the Consolidated Cash Flow Statements on a gross basis. The GST component of cash flows arising from investing and financing activities which is recoverable from, or payable to, the taxation authority is classified as operating cash flows.

(p) Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year which are unpaid. The amounts are unsecured and are usually paid within 30 days of recognition. Trade and other payables are presented as current liabilities unless payment is not due within 12 months from the reporting date. They are recognised initially at their fair value and subsequently measured at amortised cost using the effective interest method.

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

Consultants

The issuance of share-based payments to consultants may be subject to shareholder approval per ASX Listing Rule 7.1 which prohibits the issuance of more than 15% of the Group’s shares in a 12 month period without shareholder approval. The measurement date for share-based payments issued to consultants who provide services considered to be similar to employees is deemed to be the date at which a shared understanding of the terms and conditions of the arrangement is reached. The measurement date for share-based payments issued to consultants who provide services considered to be differentiated from those provided by employees is deemed to be the date at which the entity obtains the goods or the counterparty renders the service. If a service period applies and the work is continually provided over the service period, and if the share price of the Group does not change significantly during the service period, then the average share price, volatility and risk-free rate over the service period are used in calculating the value of the share-based payments issued. However, if the underlying share price of the Group does change significantly during the service period, then the value of share-based payments are calculated at each individual date that goods and services are provided, using the actual valuation inputs at that date. Shares issued to consultants for services are recorded as non-cash compensation and are recognised at either the fair value of the services rendered, or if this cannot be reasonably estimated, the fair value of the underlying equity instruments issued. During the year ended June 30, 2026, Equity-based compensation benefits were provided to directors, employees and consultants under the 2004 ASX Plan (the “2004 ASX Plan”) and the 2018 American Depositary Share (ADS) Option Plan (the “2018 ADS Plan”). On May 29, 2026, shareholders approved a new Employee Incentive Securities Plan (the "2026 Plan"). Information relating to these plans is set out in Note 16.

The fair value of options granted under these plans is recognised as an expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the recipients become unconditionally entitled to the options.

The fair value at grant date is independently determined using a Black-Scholes (for options without market conditions) and Barrier Pricing (for options with market conditions) model that takes into account the exercise price, the term of the option, the impact of dilution, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

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

On May 29, 2026, the company held an extraordinary general meeting to effect a consolidation of issued capital of 50 ordinary shares into one ordinary share, and 50 options into one option. Each 50 pre-split shares or options outstanding automatically combined and converted to one issued and outstanding ordinary share or option without any action on the part of the shareholders. No fractional shares or options were issued in connection with the Consolidation. All fractional shares or options were rounded up to the whole number of shares or options. As a result of this, the ratio of the company's ADRs was adjusted from 600 shares per ADR to 12 shares per ADR at the same time.

(s) Share Capital

Ordinary share capital is recognised as the fair value of the consideration received by the Group. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(t) Trade and Other Receivables

Trade and other receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method less provision for impairment.

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

There were no other new accounting standards and interpretations not yet adopted by the Group for the June 30, 2026 reporting period that are expected to materially impact the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

2. INTEREST AND OTHER INCOME FROM CONTINUING OPERATIONS

	Years Ended June 30,
	2026	2025	2024

Interest income
Interest income	1,716,656	446,291	268,419
Total interest income	1,716,656	446,291	268,419

Other income
R&D Tax Incentive (1)	3,610,016	5,438,918	4,019,285
Miscellaneous income (2)	-	2,202,598	-
Total other income	3,610,016	7,641,516	4,019,285

Total interest and other income from continuing operations	5,326,672	8,087,807	4,287,704

(1)

A 43.5% R&D Tax incentive refundable tax offset is available to eligible small companies with an annual aggregate turnover of less than $20 million. For the years ended June 30, 2026,  June 30, 2025 and June 30, 2024, the Group was eligible to receive the refundable tax offset. Management, with input from an independent specialist, has applied judgement when assessing activities and expenditures that are likely to be eligible under the incentive scheme and therefore recorded $3,610,016, $5,438,918 and $4,019,285 in other income, respectively.

(2)

Miscellaneous income for the year ended  June 30, 2025 is comprised of other income of $1,975,056 in relation to settlement of a dispute with Catalent, and other income of $227,542 in relation to settlement of an insurance claim associated with a U.S. employment case.

3. EXPENSES FROM ORDINARY ACTIVITIES

	Years Ended June 30,
	2026	2025	2024

Research and Development Expenses (1)
Employee expenses	2,956,231	2,424,781	2,456,230
Other research and development expenses	14,936,123	12,107,024	16,187,817

General and Administration Expenses
Depreciation on fixed assets	3,546	28,307	35,344
Depreciation on leased assets	111,990	111,408	112,185
Employee expenses (non R&D related)	1,080,014	1,046,530	515,803
Consultant and director expenses	1,478,743	652,260	321,000
Audit, internal control and other assurance expenses	216,882	460,254	241,828
Corporate compliance expenses	840,428	780,320	790,350
Insurance expenses	633,424	549,408	676,219
Office rental	10,633	(2,253)	(9,674)
Other administrative and office expenses	548,956	520,142	1,028,638
Share based payment expenses	4,493,021	979,920	881,950
Corporate advisory expenses	1,110,376	355,100	169,000

Other gains and losses
Foreign exchange gain	(90,123)	(259,433)	(261,152)

(1)	Research and development expenses mainly consist of expenses paid for contracted research and development activities conducted by third parties on behalf of the Group.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

4. INCOME TAX

	Years Ended June 30,
	2026	2025	2024

(a) Income tax expense:
Current tax	103,375	77,411	58,463
Adjustment for current tax of prior periods	10,124	(9,356)	(12,375)
Deferred tax	-	-	-

(b) Numerical reconciliation of income tax expense to prima facie tax payable:
Prima facie tax on net loss before income tax at 25% (2025: 25%, 2024: 25%)	(5,821,863)	(3,019,943)	(4,769,344)
Effect of lower tax rates of tax on overseas income	(19,691)	(14,745)	(11,134)

Add tax effect of:
Under/(Over) provision of income tax in previous year relating to a revision of estimates	10,124	(9,356)	(12,375)
Research and development expenditure (net of tax incentive)	1,165,717	898,066	1,305,112
Other	1,123,812	464,299	377,405

Deferred tax asset not recognised	3,655,400	1,749,734	3,156,424
Income tax expense	113,499	68,055	46,088

(c) Potential deferred tax asset as of June 30, 2026, 2025 and 2024 in respect of: tax losses not brought to account is (1)(2):	51,243,013	49,885,043	47,758,242
Temporary differences	4,197,042	6,798,561	6,660,171

(1)

As of June 30, 2026, the Group had a potential tax benefit related to gross tax losses carried forward of $204,972,054 (2025: $187,632,492) and a non-refundable R&D tax offset of $2,979,092 (2025: $2,126,801).

(2)

Unused tax loss amounts are only attributable to the Group’s operations in Australia, as the subsidiary in the United States has no carry forward tax losses as of June 30, 2026. Tax losses can be carried forward indefinitely subject to continuity of ownership and same business test rules.

5. TRADE AND OTHER RECEIVABLES

	Years Ended June 30,
	2026	2025

Accrued interest income	120,827	-
R&D tax incentive receivable	7,538,579	3,928,563
Goods and services tax receivable	39,752	9,044

Total	7,699,157	3,937,607

R&D tax incentive receivable represents the amount of the financial years 2025 and 2026 R&D tax incentive the Group expects to recover. In July 2026, $3.98m (including $43,117 interest) was received in relation to the FY2025 R&D tax incentive. For further details, see Note 2.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

6. OTHER CURRENT ASSETS

	Years Ended June 30,
	2026	2025

Prepayments	768,988	1,233,122
Term deposit (1)	-	7,500,000
Other	42,793	41,815
Total	811,781	8,774,937

(1)	Term deposit of 150-day term and maturity date of October 17, 2025.

7. TRADE AND OTHER PAYABLES

	Years Ended June 30,
	2026	2025

Trade creditors	1,119,119	538,276
Accrued research and development expenses	699,814	1,684,726
Accrued professional fees	174,420	193,095
Accrued corporate personnel expenses	15,865	139,240
Other accrued expenses	-	900
Other payables	17,028	19,253
Total	2,026,246	2,575,490

8. PROVISIONS

	Years Ended June 30,
	2026	2025

Current
Annual leave (1)	747,745	631,941
Long service leave (1)(2)	278,474	243,967

Total	1,026,219	875,908

Non-Current
Long service leave (2)	-	-

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

8. PROVISIONS (continued)

(1) Movements in provisions

Movements in each class of provision during the financial year are set out below:

	Years Ended June 30,
	2026	2025	2024
Annual leave
Carrying amount at start of year	631,941	318,694	420,380
Charged/(credited) to profit or loss - additional provisions recognised	227,993	409,646	179,923
Amounts used during the year	(112,809)	(97,011)	(280,618)
Change in foreign exchange	620	612	(991)
Carrying amount at end of year	747,745	631,941	318,694

Long service leave
Carrying amount at start of year	243,967	212,005	328,325
Charged/(credited) to profit or loss - additional provisions recognised	34,507	32,901	30,308
Amounts used during the year	-	(939)	(146,628)
Carrying amount at end of year	278,474	243,967	212,005

Total	1,026,219	875,908	530,699

(2) Amounts not expected to be settled within the next 12 months

The current provision for long service leave includes all unconditional entitlements where employees have completed the required period of service and also those where employees are entitled to pro-rata payments in certain circumstances.

The entire amount is presented as current, since the Group does not have a right to defer settlement. However, based on past experience, the Group does not expect all employees to take the full amount of accrued long service leave or require payment within the next 12 months.

9. COMMITMENTS AND CONTINGENCIES

There are no contingent liabilities at the date of this report. The Group is not involved in any legal or arbitration proceedings and, so far as management is aware, no such proceedings are pending or threatened against the Group.

In respect of expenditure commitments, refer to Note 15.

10. ISSUED CAPITAL

		Years Ended June 30,
	Notes	2026	2025	2024

(a) Issued Capital
217,508,862 (2025: 9,127,370,686) fully paid ordinary shares	10(b)	282,513,370	262,949,462	223,152,985
Nil (2025: Nil) options for fully paid ordinary shares	10(c)	-	-	-

		282,513,370	262,949,462	223,152,985

See 10. (b) for details of consolidation of shares.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

10. ISSUED CAPITAL (continued)

(b) Movements in Issued Shares

	June 30,
	2026		2025		2024
	No. of shares	A$	No. of shares	A$	No. of shares	A$
Beginning of the year	9,127,370,686	262,949,462	5,245,115,318	223,152,985	2,439,897,618	213,971,323

Movement during the year	(8,909,861,824)	19,563,908	3,882,255,368	39,796,477	2,805,217,700	9,181,662

End of the year	217,508,862	282,513,370	9,127,370,686	262,949,462	5,245,115,318	223,152,985

Details of share issuances are as follows:

				Issue
Date	Details	Notes	Number	Price	$
Year end June 30, 2023			33,023,040		184,262
November 29, 2023	Issue of shares under ATM Facility		362,462,762	0.0035	1,268,620
January 8, 2024	Issue of shares under ATM Facility		1,008,965,805	0.0035	3,531,380
February 2, 2024	Issue of shares under ATM Facility		571,428,556	0.0035	2,000,000
March 4, 2024	Issue of shares under ATM Facility		855,263,158	0.0038	3,250,000
April 22, 2024	Issue of shares under options exercised		7,097,419	0.0070	49,682
June 30, 2024	Security issuance costs		-		(918,020)
Year end June 30, 2024			2,805,217,700		9,181,662
July 18, 2024	Issue of shares under ATM Facility		75,220,800	0.0054	398,645
January 22, 2025	Issue of shares under options exercised		95,238	0.0100	952
January 30, 2025	Issue of shares under options exercised		6,333,333	0.0040	48,873
February 3, 2025	Issue of shares under ATM Facility		164,242,200	0.0129	2,122,173
February 17, 2025	Issue of Placement shares		1,165,841,830	0.0110	12,824,260
March 14, 2025	Issue of shares under options exercised		161	0.0100	2
April 4, 2025	Issue of Placement shares		2,470,521,806	0.0110	27,175,740
June 30, 2025	Security issuance costs		-		(2,774,168)
Year end June 30, 2025			3,882,255,368		39,796,477
July 16, 2025	Issue of shares under options exercised		95,238	0.0100	952
July 17, 2025	Issue of shares under options exercised		79,999,800	0.0045	362,099
August 22, 2025	Issue of shares under options exercised		1,283,942	0.0100	12,839
September 15, 2025	Issue of Placement shares		1,666,666,663	0.0120	20,000,000
December 31, 2025	Reconciliation of options reserve		-		296,268
June 15, 2026 (1)	Consolidation		(10,657,907,467)		-
June 30, 2025	Security issuance costs		-		(1,108,250)
Year end June 30, 2026			(8,909,861,824)		19,563,908

(1) On May 29, 2026, the company held an extraordinary general meeting to effect a consolidation of issued capital of 50 ordinary shares into one ordinary share, and 50 options into one option. Each 50 pre-split shares or options outstanding automatically combined and converted to one issued and outstanding ordinary share or option without any action on the part of the shareholders. No fractional shares or options were issued in connection with the Consolidation. All fractional shares or options were rounded up to the whole number of shares or options. As a result of this, the ratio of the company's ADRs was adjusted from 600 shares per ADR to 12 shares per ADR at the same time.

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

(d) Shares Issued after Reporting Date

Since June 30, 2026, 991,558 ordinary shares were issued as a result of the exercise of options by other holders.

11. RESERVES

		Years Ended June 30,
	Notes	2026	2025	2024
		A$	A$	A$
(a) (i) Share Based Payments
66,177,114 (2025: 2,683,471,567, 2024: 3,250,009,092) options for fully paid ordinary shares	11(c)	5,836,718	5,342,304	4,806,203

(a) (ii) Foreign Currency Translation Reserve		(40,841)	-	-

Total		5,795,877	5,342,304	4,806,203

The share-based payment reserve is used to recognise the fair value of options issued to directors, executives, employees and consultants but not exercised. Amounts are transferred out of the reserve and into issued capital when the options are exercised. When options expire, the amount is transferred from reserve to accumulated losses.

On May 29, 2026, the company held an extraordinary general meeting to effect a consolidation of issued capital of 50 ordinary shares into one ordinary share, and 50 options into one option. Each 50 pre-split shares or options outstanding automatically combined and converted to one issued and outstanding ordinary share or option without any action on the part of the shareholders. No fractional shares or options were issued in connection with the Consolidation. All fractional shares or options were rounded up to the whole number of shares or options. As a result of this, the ratio of the company's ADRs was adjusted from 600 shares per ADR to 12 shares per ADR at the same time.

Years Ended June 30,
	Notes	2026	2025	2024
		A$	A$	A$
(b) Warrants/Free-attaching options
43,070,772 free-attaching options (2025: 2,154,912,180 free-attaching options, 2024: 2,868,466,372) for fully paid ordinary shares (1)	11(c)	-	-	-

		-	-	-

Numbers of options and exercise prices below and following are all pre-consolidation amounts.

(1)	On January 8, 2024 a total of 457,142,830 free attaching options with an exercise price of A$0.01, expiring on August 31, 2026 were issued.

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(c)	Movements in Options for Fully Paid Ordinary Shares

	Years Ended June 30,
	2026		2025		2024
	Number of Options	A$	Number of Options	A$	Number of Options	A$
Beginning of the year	2,683,471,567	5,342,304	3,250,009,092	4,806,203	170,042,720	3,972,475
Options issued during the year (2026: pre-consolidation)	701,150,200	-	1,392,300,911	-	3,092,563,791	-
Expired during the year	(126,392,720)	(3,705,344)	(1,947,759,704)	(326,544)	-	-
Forfeited during the year (2026: pre-consolidation)	-	-	(4,650,000)	(93,735)	(5,500,000)	(93,222)
Options exercised during the year	(81,378,980)	(296,269)	(6,428,732)	(23,540)	-	-
Consolidation	(3,113,312,953)	-	-	-	-	-
Options issued during the year (2026: post-consolidation)	3,000,000	-	-	-	-	-
Forfeited during the year (2026: post-consolidation)	(360,000)	-	-	-	-	-
Shares to be issued	-	3,006	-	-	-	45,000
Share based payment expense	-	4,493,021	-	979,920	-	881,950
End of the year	66,177,114	5,836,718	2,683,471,567	5,342,304	3,250,009,092	4,806,203

Details of option grants are summarised as follows - note that all amounts below are pre-consolidation amounts, with the exception of those on June 15, 2026.

Year ended June 30, 2024:

●	On September 11, 2023, 500,000 options were forfeited upon resignation of an employee.

●

On December 21, 2023, 8,000,000 options were issued to the Group’s employees based in Australia under the 2004 ASX Plan. The options are exercisable at A$0.0105 and expire on December 19, 2026. The fair value of the options is A$0.005 per option.

●	On January 8, 2024, 457,142,830 long dated options were issued as per the placement. The options are exercisable at A$0.01 and expire on August 31, 2026.

●	On January 8, 2024, 1,371,428,567 free attaching short - dated options were issued as per the placement. The options are exercisable at A$0.007 and expire on August 31, 2024.

●	On February 2, 2024, 190,476,123 long dated options were issued as per the securities placement plan. The options are exercisable at A$0.002 and expire on August 31, 2026.

(c) Movements in Options for Fully Paid Ordinary Shares (continued)

●	On February 2, 2024, 571,428,556 short - dated options were issued as per the securities placement plan. The options are exercisable at A$0.007 and expire on August 31, 2024.

●	On April 15, 2024, 285,087,715 short – free attaching options were issued as per the securities placement plan. The options are exercisable at A$0.01 and expire on August 31, 2024

●	On April 22, 2024, 7,097,419 options were exercised.

●	On May 21, 2024, 5,000,000 options were forfeited upon resignation of an employee.

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

Year ended June 30, 2026:

●

On July 3, 2025, 15,000,000 options were issued to the Group’s employees based under the 2004 ASX Plan. The options are exercisable at A$0.01 and expire on July 1, 2030. The fair value of the options is A$0.01 per option.

●	On July 17, 2025, 79,999,800 options were exercised.

●	On July 21, 2025, 95,238 options were exercised.

●

On August 15, 2025, 11,500,000 options were issued to the Group’s employees based under the 2004 ASX Plan. The options are exercisable at A$0.013 and expire on August 8, 2030. The fair value of the options is A$0.0121 per option.

●

On August 15, 2025, 22,000,200 options were issued to the Group’s employees based under the Company’s 2018 American Depositary Share (ADS) Option Plan. The options are exercisable at US$0.0086 (A$0.013) and expire on August 8, 2030. The fair value of the options is A$0.0121 per option.

●

On August 15, 2025, 290,400,000 options were issued to the Group’s key management personnel based under the Company’s 2018 American Depositary Share (ADS) Option Plan. The options are exercisable at US$0.0086 (A$0.013) and expire on August 8, 2030. The fair value of the options is A$0.0121 per option.

●	On August 22, 2025, 1,283,942 options were exercised.

●	On September 17, 2025, 35,000,000 options expired.

●	On January 7, 2026, 91,392,720 options expired.

●

On January 15, 2026, 18,000,000 options were issued to the Group’s employees based under the 2004 ASX Plan. The options are exercisable at A$0.008 and expire on January 9, 2031. The fair value of the options is A$0.0075 per option.

●	On January 15, 2026, 43,500,000 options were issued to the Group's employees based under the Company's 2018 American Depositary Share (ADS) Option Plan. The options are exercisable at US$0.0057 (A$0.0083) and expire on January 13, 2031. The fair value of the options is A$0.008 per option.

●	On March 26, 2026, 61,500,000 options were issued to the Group's employees based under the Company's 2018 American Depositary Share (ADS) Option Plan. The options are exercisable at US$0.0057 (A$0.0083) and expire on March 26, 2031. The fair value of the options is A$0.008 per option.

●	On April 17, 2026, 212,250,000 options were issued to the Group's employees and contractors based under the Company's 2018 American Depositary Share (ADS) Option Plan. The options are exercisable at US$0.006 (A$0.0088) and expire on April 15, 2031. The fair value of the options is A$0.0084 per option.

●

On April 17, 2026, 27,000,000 options were issued to the Group’s employees based under the 2004 ASX Plan. The options are exercisable at A$0.009 and expire on April 15, 2031. The fair value of the options is A$0.0084 per option.

●	On June 12, 2026, the completion of the consolidation of issued capital was announced. Option totals were reduced by 3,113,312,953 options after consolidation.

●	On June 15, 2026, 360,000 options were forfeited upon resignation of employees.

●	On June 15, 2026, 3,000,000 options were issued to the Group's directors as per resolutions passed at the EGM in May 2026. The options are exercisable at A$1.00 and expire on June 15, 2031. The fair value of the options is A$0.4085.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

11. RESERVES (continued)

(d) Terms and Conditions of Reserves

Options and warrants

Option holders and warrant holders do not have the right to receive dividends and are not entitled to vote at a meeting of the Group’s shareholders. Options and warrants may be exercised at any time from the date they vest to the date of their expiration. Share options are exercisable into ordinary shares on a one for one basis on the date they are exercised. Options granted under the 2018 ADS Plan are exercisable into ADRs, being one option for one ADR, which equals 12 ordinary shares, on the date they are exercised.

Expired options are reclassified into accumulated losses. Options forfeited due to failure of a vesting condition result in a reversal of the accumulated expense through the consolidated statement of profit or loss and other comprehensive loss.

In Australia, there is not a set number of authorised shares, shares are not reserved for the exercise of options, and shares do not have a par value.

(e) Options and Warrants Issued after Reporting Date

Nil options were issued under the 2004 ASX Plan or the 2018 ADS Plan after reporting date.

12. ACCUMULATED DEFICIT DURING DEVELOPMENT STAGE

	Years Ended June 30,
	2026	2025	2024

Balance at beginning of year	225,888,680	214,161,131	195,130,889
Net loss for the year	23,400,949	12,147,828	19,123,464
Reclassify expired options from reserves	(3,705,344)	(326,544)	-
Reclassify forfeited options from reserves	-	(93,735)	(93,222)
Balance at end of year	245,584,285	225,888,680	214,161,131

13. LEASES

(i)	Amounts recognised in the consolidated statement of financial position

The consolidated statement of financial position shows the following amounts relating to leases:

	Years Ended June 30,
	2026	2025	2024
Right-of-use assets
Right-of-use assets	190,259	151,326	154,729
Lease liabilities
Current	55,175	66,912	107,131
Non-current	138,290	88,545	51,914
	193,465	155,457	159,045

Additions to the right-of-use assets during the current financial year were $154,445 (2025:$106,834, 2024:$59,031).

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

13. LEASES (continued)

(ii)	Amounts recognised in the consolidated statement of profit or loss and other comprehensive loss

The consolidated statement of profit or loss and other comprehensive loss shows the following amounts relating to leases:

	Years Ended June 30,
	2026	2025	2024
Depreciation of right-of-use assets	111,990	111,408	112,185
Interest expense	8,727	6,188	7,217
Expenses relating to short-term leases (included in general and administration expenses)	-	-	(9,674)
Expenses relating to variable lease payments not included in lease liabilities (included in general and administration expenses)	-	-	2,025

The total cash outflow for leases in 2026 was $136,559 (2025: $127,097, 2024: $7,913).

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

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

14. CASH FLOW INFORMATION

	Years Ended June 30,
	2026	2025	2024

(a) Reconciliation of Net Loss to Net Cash Flows Used In Operations
Net loss	(23,441,790)	(12,147,828)	(19,123,464)

Non-cash items
Depreciation of property and equipment	3,546	28,307	35,344
Depreciation on leased assets	111,990	111,408	112,185
Other	97,356	450,055	-
Share-based payment expenses	4,493,021	979,920	881,950
Foreign exchange gain	(90,123)	(259,433)	(261,152)
Changes in assets and liabilities
(Increase)/decrease in trade and other receivables	(3,761,550)	104,068	4,624,029
Decrease in other current assets (excepting term deposit)	463,156	1,081,363	252,986
(Decrease)/increase in trade and other payables	(549,244)	(2,044,457)	1,102,239
(Decrease) in other current liabilities	(6)	(99,861)	(11,935)
Increase/(decrease) in provision for employee entitlements	150,311	345,209	(218,006)

Net cash flows used in operating activities	(22,523,333)	(11,451,248)	(12,605,824)

(b) Reconciliation of Cash and Cash Equivalents

Cash and cash equivalents balance comprises:
- cash and cash equivalents on hand	37,317,962	33,158,642	12,638,885

Closing cash and cash equivalents balance	37,317,962	33,158,642	12,638,885

(c) Non-Cash Financing and Investing Activities

There were no non-cash financing and investing activities during the years ended June 30, 2026, 2025 and 2024.

15. EXPENDITURE COMMITMENTS

As of June 30, 2026 and 2025, the Group no longer has short-term leases contracted for but not capitalised in the financial statements.

The majority of our contracts for research and development programs have a termination notice period of 30 days. As of June 30, 2026, we had research and development termination commitments approximating A$1.7 million. No liability has been recognised within our financial statements for this period. In addition, we have the ability to scale down our operations and prioritise our research and development programs to reduce expenditures.

Details in relation to commitments under employee service agreements with Directors and Key Management Personnel are outlined in Note 21.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS

At the Annual General Meeting held on November 17, 2004, the shareholders approved the establishment of employee and consultant plans designed to reward directors, employees and consultants for their contributions to the Group. The plans are to be used as a method of retaining key personnel for the growth and development of the Group. Due to Alterity’s U.S. presence, a U.S. plan (the 2018 ADS Plan) and an Australian plan (the 2004 ASX Plan) were developed.  At an Extraordinary General Meeting held on  May 29, 2026, shareholders approved a new Employee Incentive Securities Plan (the "2026 Plan"), which replaces the previous plans.

As of June 30, 2026, equity had been issued to 1 Key Management Personnel, 12 employees and 1 consultant under the 2004 ASX Plan and 2018 ADS Plan.

As of June 30, 2025, equity had been issued to 1 Key Management Personnel, 7 employees and 3 consultants under the 2004 ASX Plan and 2018 ADS Plan.

As of June 30, 2024, equity had been issued to 1 Key Management Personnel, 7 employees and 4 consultants under the 2004 ASX Plan and 2018 ADS Plan.

At the 2004 Annual General Meeting, shareholders authorised the Group to issue in the aggregate up to 12 million ordinary shares under the two plans. This was increased to 22 million ordinary shares at the 2005 Annual General Meeting and further increased to 30 million ordinary shares at the 2007 Annual General Meeting, 45 million ordinary shares at the 2008 Annual General Meeting and 60 million ordinary shares at the 2009 Annual General Meeting. At the September 2020 General Meeting, shareholders authorised the Group to issue up to 157.5 million securities. At the 2020 Annual General Meeting, shareholders authorised the Group to issue up to 200 million ordinary shares. At the 2022 Annual General Meeting, shareholders authorised the Group to issue up to 240 million ordinary shares. At the 2024 Annual General Meeting, shareholders authorised the Group to issue up to 450 million ordinary shares. At the Extraordinary General Meeting held on  May 29, 2026, shareholders approved a new Employee Incentive Securities Plan (the "2026 Plan"), and shareholders authorised the Group to issue up to 21,750,833 ordinary shares, equal to 10% of issued shares.

The Share Plan Committee, a sub-committee of the Remuneration Committee, administers the equity plans and is able to change the terms of the equity issued under them from the default terms.

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

Under the 2026 Plan, the Company can issue either Options or Performance Rights, and vesting conditions are detailed in the invitation to participants.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

16. SHARE BASED PAYMENTS (continued)

Information with respect to the number of options granted under the 2004 ASX Plan and 2018 ADS Plan as follows (please see Note 1(r) for details on consolidation):

	Years Ended June 30,
	2026		2025		2024
		Weighted		Weighted		Weighted
		Average		Average		Average
		Exercise		Exercise		Exercise
	Number of Options	Price (A$)	Number of Options	Price (A$)	Number of Options	Price (A$)
Beginning of the year	358,559,387	0.021	381,542,720	0.022	170,042,720	0.047
Issued during the year (2026: pre-consolidation)	701,150,200	0.010	-		217,000,000	0.004
Exercised during the year	(79,999,800)	0.005	(6,333,333)	0.004	-	-
Expired during the year	(126,392,720)	0.048	(12,000,000)	0.070	-	-
Forfeited during the year (2026: pre-consolidation)	-	-	(4,650,000)	0.036	(5,500,000)	0.036
Consolidation	(836,250,725)		-		-	-
Forfeited during the year (2026: post-consolidation)	(360,000)	0.400	-		-	-

Outstanding at year end	16,706,342	0.514	358,559,387	0.021	381,542,720	0.022

Vested and Exercisable at year end	5,857,655	0.520	275,689,612	0.024	195,708,100	0.033

Options outstanding under the 2004 ASX Plan and 2018 ADS Plan at the end of the year have the following expiry date and exercise prices (please see Note 1(r) for details on consolidation):

			Exercise Price		Exercise
			2026 (post-consolidation)	Share options	Price 2025	Share options
Series	Grant Date	Expiry Date	$A	2026	$A	2025
ATHAAB	September 18, 2020	September 17, 2025	-	-	0.09	35,000,000
ATHAAD	January 7, 2021	January 6, 2026	-	-	0.03	91,392,720
ATHAAE	November 29, 2021	November 29, 2026	1.875	200,000	0.04	10,000,000
ATHAAF	July 31, 2021	July 31, 2024	-	-	-	-
ATHAAG	November 21, 2021	November 29, 2026	1.732	230,000	0.02	11,500,000
ATHAAH	December 21, 2023	December 19, 2026	0.525	160,000	0.001	8,000,000
ATHAA	March 13, 2024	March 13, 2029	0.200	403,334	0.004	20,166,667
ATHAB	March 13, 2024	March 13, 2029	0.226	1,250,000	0.005	62,500,000
ATHAC	March 21, 2024	March 21, 2029	0.218	800,004	0.003	120,000,000
ATHAD	July 1, 2025	July 1, 2030	0.500	300,000	0.001	-
ATHAE	August 8, 2025	August 8, 2030	0.650	230,000	-	-
ATHAF	August 8, 2025	August 8, 2030	0.626	6,248,004	-	-
ATHAAM	January 13, 2026	January 13, 2031	0.415	870,000	-	-
ATHAG	March 26, 2026	March 26, 2031	0.415	1,230,000	-	-
ATHAJ	April 15, 2026	April 15, 2031	0.440	4,245,000	-	-
ATHAK	April 15, 2026	April 15, 2031	0.450	540,000	-	-
			Total	16,706,342		358,559,387
Weighted average remaining contractual life of options outstanding at end of period. (In Years)				3.92		2.37

Risk-free interest rate – This is the government bond rate (having a term that most closely resembles the expected life of the option) in effect at the grant date. The Australian government bond rate has been used for options which are exercisable for fully paid ordinary shares and the U.S government bond rate has been used for options which are exercisable for ADRs.

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

Model inputs – The model inputs for the valuations of options approved and issued during the current and previous financial years are as follows:

		Exercise Price	Share Price					Fair Value
		per Share	at Grant Date	Expected Share	Years to	Dividend	Risk-free	per Option
Series	Grant Date	A$	A$	Price Volatility	Expiry	Yield	Interest Rate	A$
ATHAAB	September 18,2020	0.09	0.05	98.00%	5.00	0%	0.43%	0.032
ATHAAD	January 7,2021	0.03	0.032	139.52%	5.00	0%	0.38%	0.028
ATHAAE	November 29, 2021	0.04	0.025	138.47%	5.00	0%	1.35%	0.021
ATHAAF	July 31, 2021	0.07	0.034	169.42%	5.00	0%	0.13%	0.027
ATHAAG	November 29, 2021	0.02	0.0238	138.47%	5.00	0%	1.35%	0.021
ATHAAH	December 21, 2023	0.01	0.0065	133.87%	3.00	0%	3.67%	0.005
ATHAA	March 13, 2024	0.004	0.004	158.31%	5.00	0%	3.47%	0.004
ATHAB	March 13, 2024	0.004	0.004	158.31%	5.00	0%	3.47%	0.004
ATHAC	March 21, 2024	0.003	0.004	158.83%	5.00	0%	3.48%	0.004
ATHAD	July 1, 2025	0.01	0.01	419.69%	5.00	0%	3.52%	0.01
ATHAE	August 8, 2025	0.013	0.013	158.46%	5.00	0%	3.60%	0.0121
ATHAF	August 8, 2025	0.013	0.013	103.83%	5.00	0%	3.96%	0.0102
ATHAAM	January 13, 2026	0.0085	0.008	93.75%	5.00	0%	3.73%	0.0062
ATHAG	March 26, 2026	0.008	0.007	92.56%	5.00	0%	3.51%	0.0059
ATHAJ	March 2, 2026	0.009	0.009	93.06%	5.00	0%	3.51%	0.0059
ATHAJ	April 15, 2026	0.009	0.009	92.67%	5.00	0%	3.92%	0.0062
ATHAK	April 15, 2026	0.009	0.009	160.34%	5.00	0%	4.62%	0.0084

Information with respect to the number of shares issued under the stock option plan as follows:

	Years Ended June 30,
	2026	2025	2024
	Number of Shares	Number of Shares	Number of Shares
Beginning of the year	13,277,715	13,277,715	13,277,715
Impact of consolidation	(13,012,161)
Issued during the year	-	-	-

End of the financial year	265,554	13,277,715	13,277,715

No shares were granted during the year ended June 30, 2026, 2025 and 2024.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

17. SUBSEQUENT EVENTS

On July 7, 2026, Alterity Therapeutics announced confirmation of the registrational pathway for ATH434 in Multiple System Atrophy, upon receipt of the FDA End-of-Phase 2 meeting minutes.

On July 8, 2026, the Group received $3,982,992 in relation to the FY2025 R&D tax incentive refund (inclusive of $43,117 interest).

On August 12, 2026, Alterity Therapeutics announced the granting of a new U.S. Composition of Matter patent for ATH434.

No other matter or circumstance has occurred subsequent to year end that has significantly affected, or may significantly affect, the operations of the Group, the results of those operations or the state of affairs of the Group or economic entity in subsequent financial years.

18. LOSS PER SHARE

	Years Ended June 30,
	2026	2025	2024

Basic and diluted loss per share (cents per share) (adjusted)	(11.12)	(9.50)	(26.20)

Weighted average number of ordinary shares on issue used in the calculation of basic and diluted loss per share (adjusted) (1)	210,494,323	127,938,483	72,977,512

The options and warrants in place do not have the effect of diluting the loss per share. Therefore, they have been excluded from the calculation of diluted loss per share. Please refer to Note 11 and Note 16 for options and warrants on issue which were assessed to be antidilutive.

(1) On May 29, 2026, the company held an extraordinary general meeting to effect a consolidation of issued capital of 50 ordinary shares into one ordinary share, and 50 options into one option. Each 50 pre-split shares or options outstanding automatically combined and converted to one issued and outstanding ordinary share or option without any action on the part of the shareholders. No fractional shares or options were issued in connection with the Consolidation. All fractional shares or options were rounded up to the whole number of shares or options. As a result of this, the ratio of the company's ADRs was adjusted from 600 shares per ADR to 12 shares per ADR at the same time. Periods presented have been adjusted, on a retroactive basis, to reflect the Consolidation.

19. KEY MANAGEMENT PERSONNEL COMPENSATION

	Years Ended June 30,
	2026	2025	2024

Short-term benefits	1,546,009	1,522,550	1,551,075
Post-employment benefits	16,625	18,720	38,486
Long-term benefits	-	-	(6,616)
Termination benefits	100,000	-	10,215
Share-based payments	3,187,945	802,128	520,055
	4,850,579	2,343,398	2,113,215

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

20. AUDITORS REMUNERATION

	Years Ended June 30,
	2026	2025	2024

- Audit and review of financial statements (1)	271,000	248,000	248,200
- Other audit services (2)	-	72,000	95,500

	271,000	320,000	343,700

1.	Audit and review of financial statements consist of fees billed for assurance and related services that generally only the statutory auditor could reasonably provide to a client.
2.

Included in the balance are amounts related to additional regulatory filings during the 2025 and 2024 financial year. All services provided are considered audit services for the purpose of SEC classification.

PricewaterhouseCoopers was appointed as the Group’s principal independent registered public accounting firm on November 30, 2006. Australian law does not require the Group’s Auditors to be appointed at the Group’s annual general meeting of shareholders. There is an annual engagement letter which is signed, subject to the Group’s audit committee approval, with PricewaterhouseCoopers for audit and review work. No non-audit services were provided by PricewaterhouseCoopers during the 2026, 2025 and 2024 financial years.

21. RELATED PARTY TRANSACTIONS

a.	Equity Interests in Subsidiaries

Alterity Therapeutics Limited owns 100% of its subsidiaries, Alterity Therapeutics Inc. and Alterity Therapeutics UK Ltd.

b.	Key Management Personnel Remuneration

The Directors of Alterity during the 2026 financial year:

Mr. Julian Babarczy, Independent Chairman (appointed November 21, 2025)
Dr. David Stamler, Chief Executive Officer (full year) and Managing Director (appointed November 21, 2025)
Mr. Lawrence Gozlan, Non-Executive Director
Mr. Peter Marks, Independent Non-Executive Director
Ms. Ann Cunningham, Independent Non-Executive Director (appointed April 17, 2026)
Mr. Geoffrey Kempler, Chairman (resigned November 21, 2025)
Mr. Brian Meltzer, Non-Executive Director (resigned November 21, 2025)

The Key Management Personnel of the Group during the year:

Dr. David Stamler, Chief Executive Officer (full year) and Managing Director (appointed November 21, 2025)

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

Please refer to Note 19 for Key Management Personnel Remuneration detail.

c.	Consultancy Agreements

$150,000 for corporate advisory fees was paid to an associate entity of Mr. Lawrence Gozlan for business advisory services including investor relations and business development in the year ended June 30, 2026. According to the terms of the consulting services agreement, a further maximum of $100,000 is payable in the next fiscal year.

$143,650 for corporate advisory fees was paid to an associate entity of Mr Geoffrey Kempler for business advisory services including investor relations, marketing and business development in the year ended June 30, 2026.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

22. SEGMENT INFORMATION

The Group’s Chief Executive Officer (Chief Operating Decision Maker) examines internal reports to assess the Group’s performance and determine the allocation of resources. The Group has identified one reportable segment covering research into Parkinsonian movement disorders, Alzheimer’s disease, Huntington disease, and other neurodegenerative disorders.

23. FINANCIAL INSTRUMENTS

The Group’s activities expose it to a variety of financial risks including market risk, credit risk and liquidity risk. The Group’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimise potential adverse effects on the financial performance of the Group. Risk management is carried out under policies approved by the Board of Directors and overseen by the Audit Committee.

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

The following financial assets and liabilities are subject to foreign currency risk, the currencies of the original amounts are displayed in brackets, all the amounts in the table below are displayed in A$ at year-end spot rates:

	Consolidated Entity
	2026	2025
	A$	A$
Cash and cash equivalents (USD)	9,500,064	1,544,448
Trade and other payables (USD)	(781,106)	(495,145)
Trade and other payables (£GBP)	4,857	797
Trade and other payables (EUR)	(3,869)	-
Total exposure	8,719,945	1,050,099

As shown in the table above, the Group is primarily exposed to changes in USD/AUD exchange rates. The sensitivity of profit or loss to changes in the exchange rates arises mainly from US-dollar denominated financial instruments and there is no impact on other components of equity.

Based on the financial instruments held as of  June 30, 2026, had the Australian dollar strengthened/weakened by 4.41% (2025: 1.77%, 2024: 0.35%) against the USD with all other variables held constant, the Group’s post-tax loss for the year would have been A$52,147 higher/lower (2025: A$18,933 higher/lower).

(ii)	Interest Rate Risk

Interest rate risk is the risk to the Group’s earnings and equity arising from movements in interest rates. The Group’s main interest rate risk arises from cash deposits.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a)	Market Risk (continued)

The Group’s exposure to interest rate risk has not changed since the prior year.

At June 30, 2026, the Group had the following cash accounts:

●	A$8,823,175 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2026;

●	A$47,034 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2026;

●	A$771 in an Australian dollar cash maximiser account at an interest rate of 3.6% as of June 30, 2026;

●	A$502,083 in an Australian dollar transaction account at an interest rate of 1.05% as of June 30, 2026;

●	A$16,341,084 in two Australian dollar term deposit accounts with 90-day terms at interest rates of 4.95% as of June 30, 2026;

●	A$817,158 in Australian Airwallex accounts at an interest rate of 0.00% as of June 30, 2026;

●	A$9,268,548 in Australian Airwallex accounts at interest rates from 3.25% to 4.14% as of June 30, 2026;

●	U.S.$47,610 (A$69,147) in a U.S. checking account at an interest rate of 0.00% as of June 30, 2026;

●	U.S.$174,762 (A$254,421) in U.S. Airwallex accounts at an interest rate of 0.00% as of June 30, 2026;

●	U.S.$820,529 (A$1,194,540) in a U.S. checking account at an interest rate of 0.00% as of June 30, 2026

At June 30, 2025, the Group had the following cash accounts:

●	A$2,423,027 in an Australian dollar transaction account at an interest rate of 0.0% as of June 30, 2025;

●	A$40,142 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2025;

●	A$8,027,852 in an Australian dollar cash maximiser account at an interest rate of 3.6% as of June 30, 2025;

●	A$500,266 in an Australian dollar transaction account at an interest rate of 1.05% as of June 30, 2025;

●	A$20,625,744 in six Australian dollar term deposit accounts with interest rates within a range of 1.5% to 4.82% as of June 30, 2025;

●	U.S.$160,769 (A$246,146) in a U.S. checking account at an interest rate of 0.00% as of June 30, 2025;

●	U.S.$29,069 (A$44,381) in U.S. Airwallex accounts at an interest rate of 0.00% as of June 30, 2025;

●	U.S.$821,384 (A$1,254,022) in a U.S. checking account at an interest rate of 0.00% as of June 30, 2025

●	(A$2,835) in a Visa Credit card account at an interest rate of 0.00% as of June 30, 2025.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a)	Market Risk (continued)

At June 30, 2024, the Group had the following cash accounts:

●	A$11,529,456 in an Australian dollar cash maximiser account at an interest rate of 2.7% as of June 30, 2024;

●	A$705,952 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2024;

●	A$182,048 in an Australian dollar transaction account at an interest rate of 0.00% as of June 30, 2024;

●	U.S.$138,388 (A$207,581) in U.S. checking accounts at an interest rate of 0.00% as of June 30, 2024;

●	U.S.$12,094 (A$18,141) in U.S. Airwallex accounts at an interest rate of 0.00% as of June 30, 2024;

●	(A$4,293) in a Visa Credit card account at an interest rate of 0.00% as of June 30, 2024

The weighted average interest rate is 3.04% for cash and cash equivalents and 4.40% for other current assets and apart from usual variances in general rates of interest the Group is not exposed to any significant interest rate risk.

Receivables and payables are non-interest bearing.

The Group’s exposure to interest rates and the effective weighted average interest rate for classes of financial assets and liabilities is set out below:

		Fixed Interest
		Maturing in
	Floating	(A$)		Non-Interest
	Interest Rate	1 year		bearing	Total	Average
June 30, 2026	(A$)	or less	1-5 years	(A$)	(A$)	Interest Rate
Financial Assets
Cash and cash equivalents	37,270,928	-	-	47,034	37,317,962	3.037%
Trade and other receivables	-	-	-	7,699,157	7,699,157
Other current assets	-	32,028	-	10,765	42,793	4.400%

Total Financial Assets	37,270,928	32,028	-	7,756,957	45,059,912

Financial Liabilities
Trade and other payables	-	-	-	(2,026,246)	(2,026,246)
Lease liabilities	-	(55,175)	(138,290)	-	(193,465)

Total Financial Liabilities	-	(55,175)	(138,290)	(2,026,246)	(2,219,711)

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(a)	Market Risk (continued)

		Fixed Interest
		Maturing in
	Floating	(A$)		Non-Interest
	Interest Rate	1 year		bearing	Total	Average
June 30, 2025	(A$)	or less	1-5 years	(A$)	(A$)	Interest Rate
Financial Assets
Cash and cash equivalents	30,698,308	(2,835)	-	2,463,169	33,158,642	3.130%
Trade and other receivables	-	-	-	3,937,607	3,937,607
Other current assets	-	7,531,050	-	10,765	7,541,815	4.400%

Total Financial Assets	30,698,308	7,528,215	-	6,411,541	44,638,064

Financial Liabilities
Trade and other payables	-	-	-	(2,575,490)	(2,575,490)
Lease liabilities	-	(66,912)	(88,545)	-	(155,457)

Total Financial Liabilities	-	(66,912)	(88,545)	(2,575,490)	(2,730,947)

(b)	Credit Risk

Credit risk refers to the risk that a counterparty will default on its contractual obligations resulting in financial loss to the Group. The Group has no significant concentration of credit risk and it is not the Group’s policy to hedge credit risk.

The Group ensures that surplus cash is invested with financial institutions of appropriate credit worthiness and limits the amount of credit exposure to any one counterparty.

There has been no significant change in the Group’s exposure to credit risk since the previous year. The carrying amount of the Group’s financial assets represents the maximum credit exposure.

(c)	Liquidity Risk

Prudent liquidity risk management implies maintaining sufficient cash and the availability of funding through an adequate amount of committed credit facilities. The Group manages liquidity risk by maintaining sufficient bank balances to fund its operations.

ALTERITY THERAPEUTICS LIMITED

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS – in Australian dollars (unless otherwise noted)

23. FINANCIAL INSTRUMENTS (continued)

(c)	Liquidity Risk (continued)

Management monitors rolling forecasts of the Group’s liquidity reserve on the basis of expected cash flows. See Note 1 (Going Concern Basis) of our accompanying financial statements.

	Maturities of Financial Liabilities
			Greater than
			12 months
	Less than		and less than	Total contracted
2026	6 months	6-12 months	5 years	cash flows	Carrying amounts

Trade and other payables	(2,026,246)	-	-	(2,026,246)	(2,026,246)
Lease liabilities	(27,588)	(27,588)	(138,290)	(193,465)	(193,465)
Total	(2,053,834)	(27,588)	(138,290)	(2,219,711)	(2,219,711)

			Greater than
			12 months
	Less than		and less than	Total contracted
2025	6 months	6-12 months	5 years	cash flows	Carrying amounts

Trade and other payables	(2,575,490)	-	-	(2,575,490)	(2,575,490)
Lease liabilities	(33,456)	(33,456)	(88,545)	(155,457)	(155,457)
Total	(2,608,946)	(33,456)	(88,545)	(2,730,947)	(2,730,947)

(d)	Capital Risk Management

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

24. PARENT ENTITY FINANCIAL INFORMATION

The individual financial statements for the parent entity show the following aggregate amounts:

	June 30,
	2026	2025
Statement of financial position
Current assets	44,263,966	44,678,130
Non-current assets	149,154	68,329
Total assets	44,413,120	44,746,460

Current liabilities	(3,104,000)	(3,514,494)
Non-current liabilities	(94,621)	(1,421)
Total liabilities	(3,198,622)	(3,515,916)

Shareholders’ equity
Contributed equity	282,511,954	262,948,046
Reserves	5,836,718	5,342,304
Accumulated losses	(247,134,173)	(227,059,806)

Total equity	41,214,498	41,230,544

Statement of profit or loss and other comprehensive loss
Loss for the year	(23,779,748)	(12,448,395)

Total comprehensive loss for the year	(23,779,748)	(12,448,395)

ADDITIONAL AUSTRALIAN FINANCIAL REPORTING REQUIREMENTS

CONSOLIDATED ENTITY DISCLOSURE STATEMENT

	Type of	Trustee, partner	% of Share	Place of	Australian or	Foreign jurisdiction
Name of entity	entity	or JV	Capital	Incorporation	foreign resident	of foreign residents
Alterity Therapeutics Limited	Body Corporate	-	100%	Australia	Australian	n/a
Alterity Therapeutics Inc	Body Corporate	-	100%	United States of America	Foreign	United States of America
Alterity Therapeutics UK Ltd	Body Corporate	-	100%	United Kingdom	Foreign	United Kingdom

Basis of preparation

This consolidated entity disclosure statement (CEDS) has been prepared in accordance with the Corporations Act 2001 and includes information for each entity that was part of the consolidated entity as at the end of the financial year in accordance with AASB 10 Consolidated Financial Statements.

Determination of tax residency

Section 295 (3A)(vi) of the Corporations Act 2001 defines tax residency as having the meaning in the Income Tax Assessment Act 1997. The determination of tax residency involves judgement as there are different interpretations that could be adopted, and which could give rise to a different conclusion on residency. In determining tax residency, the consolidated entity has applied the following interpretations:

• Australian tax residency. The consolidated entity has applied current legislation and judicial precedent, including having regard to the Tax Commissioner's public guidance in Tax Ruling TR 2018/5

• Foreign tax residency. Where necessary, the consolidated entity has used independent tax advisers in foreign jurisdictions to assist in its determination of tax residency to ensure applicable foreign tax legislation has been complied with (see section 295(3A)(vii) of the Corporations Act 2001).

Australian Disclosure Requirements

Directors’ Declaration

In the Directors’ opinion:

a)	the financial statements and notes set out on pages F-1 to F-35 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements, and

(ii)	giving a true and fair view of the Group’s financial position as at June 30, 2026 and of its performance for the financial year ended on that date, and

b)	there are reasonable grounds to believe that the Group will be able to pay its debts as and when they become due and payable.

c)	the consolidated entity disclosure statement on page F-36 is true and correct.

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

/s/ Julian Babarczy
Chairman
Melbourne

August 28, 2026

ITEM 19. EXHIBITS

Index to Exhibits.

Incorporated by Reference
Filing Date/
Exhibit Number	Exhibit Description	Form	Exhibit	Period End Date

1	Constitution of Registrant.	20-F	1.1	6/30/09

2.1	Deposit Agreement dated March 23, 2001, as amended and restated as of December 21, 2007, among the Registrant, the Bank of New York, as Depositary, and owners and holders from time to time of ADRs issued thereunder, including the Form of American Depositary Receipts.	F-6 POS	1	12/21/07

2.2	Certificate of Registration on Change of Name.	F-3	4.2	5/13/19

2.3	Rights Attached to Ordinary Shares.

4.1	2026 Employee Incentive Securities Plan.	6-K	Annexure A to Item 1	04/29/26

4.2	2018 American Depositary Share (ADS) Option Plan.	6-K	Annexure A to Item 1	11/3/04

4.3	2004 Employees’, Directors’ and Consultants’ Share and Option Plan.	6-K	Annexure B to Item 1	11/3/04

4.4	Sales Agreement dated February 15, 2024 between Alterity Therapeutics Limited and JonesTrading Institutional Services LLC	6-K	1.1	02/15/24

8.1*	List of Subsidiaries of the Registrant.

11.1*	Securities Trading Policy

12.1*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

12.2*	Certification of Chief Financial Officer pursuant to Rule 13a-14(a) under the Securities Exchange Act, as amended.

13.1*	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2*	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

15.1*	Consent of PricewaterhouseCoopers.

15.2*	Auditor’s independence declaration.

97.1*	Incentive-Based Compensation Recovery Policy Effective November 1, 2023

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document.

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Filed herewith.

SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorised the undersigned to sign this report on its behalf.

Alterity Therapeutics Limited

By:	/s/ David A. Stamler
David A. Stamler
Chief Executive Officer

Dated August 28, 2026